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SEP 17 2010
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10013453

UNITED STATES
Securities and Exchange Commission
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2009
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A
SEC file number, if available

S-________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2009
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Caracas, Venezuela, on September 17, 2010.

BOLIVARIAN REPUBLIC OF VENEZUELA

By: ________________________
Beatriz H. Bolívar F.
Head of the National Public Credit Bureau of the Ministry of Popular Power for Planning and Finance of the Bolivarian Republic of Venezuela

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K for the year ended December 31, 2009 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2010 Annual Budget of the Bolivarian Republic of Venezuela

EXHIBIT C

REPÚBLICA BOLIVARIANA DE VENEZUELA



EXPOSICIÓN DE MOTIVOS DEL PROYECTO DE LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2010

EXPOSICIÓN DE MOTIVOS 2010

ÍNDICE DE CONTENIDO

ÍNDICE DE CONTENIDO

ÍNDICE DE CUADROS

EXPOSICIÓN DE MOTIVOS 2010

ÍNDICE DE CUADROS

ÍNDICE DE GRÁFICOS

ÍNDICE DE GRÁFICOS

Capítulo 1
RESUMEN EJECUTIVO

EXPOSICIÓN DE MOTIVOS 2010

Capítulo 1

RESUMEN EJECUTIVO

El Ejecutivo Nacional, a través del Ministerio del Poder Popular para Economía y Finanzas, cumple con presentar a la Asamblea Nacional, el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, de acuerdo con el artículo 313 de la Constitución de la República Bolivariana de Venezuela y el artículo 38 de la Ley Orgánica de la Administración Financiera del Sector Público.

Al momento de la formulación del Proyecto de Presupuesto para el Ejercicio fiscal 2010, el panorama internacional continúa ensombrecido por la crisis económica; por tal motivo el escenario presupuestario responde a una política de minimización de riesgos, que sustenta de forma certera el cumplimiento de las asignaciones presupuestarias, y neutraliza los posibles impactos negativos que el comportamiento de la economía global, pudiese traer sobre el crecimiento y desarrollo social previstos.

Tal y como lo ha expuesto en sus líneas el Comandante Presidente de la República Bolivariana de Venezuela:

"Estamos enfrentados y confrontados a unas circunstancias tan exigentes que demandan de nosotros, sin excepción alguna, toda nuestra atención, conocimiento y esfuerzo en la búsqueda de soluciones verdaderas y conjuntas para superar la gran crisis de crisis que actualmente azota la humanidad entera".

En este sentido, el diseño y viabilidad del programa económico, pasa necesariamente por el proceso de articulación y tutoría del Plan de Desarrollo Económico y Social de la Nación 2007 - 2013, en concordancia con una gestión pública con vocación social que, a su vez, permita seguir creando condiciones macroeconómicas propicias para fortalecer las fuentes de ahorro y de inversión.

Para el año 2010, la política presupuestaria se elaboró teniendo como norte la implementación de acciones contracíclicas, frente al comportamiento de los mercados internacionales, especialmente en lo referente a los precios de la cesta petrolera venezolana, a fin de revertir o disminuir los efectos de un ciclo económico contractivo en términos de crecimiento y su posible incidencia negativa en los logros sociales alcanzados.

En efecto, los lineamientos generales para la formulación presupuestaria de los Entes y Órganos del Estado, se fundamentan en una rigorosa política de manejo y asignación de recursos, con criterios de austeridad y maximización de su eficiencia. Esto conduce, a que las asignaciones se transformen en soluciones institucionales determinantes de la acción gubernamental, en todos los niveles de la sociedad.

En este orden de ideas, se presentan a continuación las metas macroeconómicas que se espera cumplir para el ejercicio fiscal 2010, teniendo en cuenta el cumplimiento de los lineamientos generales antes descritos.

CUADRO N° 1-1
METAS MACROECONÓMICAS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010

CONCEPTOS	2010
PIB corriente (MM Bs.)	896.403,0
Tasa de crecimiento del PIB Real (%)	0,5
Inflación puntual - cierre (%)	20,0 - 22,0
Tipo de cambio (Bs. /US$)	2,15
Precio promedio de exportación de la cesta petrolera (US$/bl)	40,0

De acuerdo a las directrices plasmadas en el Plan Operativo Anual de la Nación 2010, se presentan a continuación los objetivos, acciones y proyectos prioritarios, sobre los cuales se sustenta la formulación del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010:

- Mayor eficiencia en la recaudación, regulación y control de los ingresos fiscales, mediante el desarrollo y seguimiento, de los planes para la modernización de la gestión aduanera y tributaria, llevados a cabo por el Servicio Nacional Integrado de Administración Aduanera y Tributaria

- Optimización del gasto, mediante su reorientación hacia el desarrollo de un plan de inversión productiva y social, que incluya el sector eléctrico, construcción, agricultura, industria ligera, turismo, salud, educación, vivienda y seguridad social

- Disminución de la concentración de vencimientos del capital en el corto plazo, optimizando los perfiles de la cartera de pasivos de la República

- Orientación de la capacidad financiera pública y privada para proporcionar un mayor apoyo a las pequeñas y medianas industrias, y a las promovidas bajo el esquema de producción social, que surjan en el seno de la comunidad como entidades económicas dedicadas a la producción de bienes y servicios

- Fortalecimiento de la integración latinoamericana y caribeña desarrollando alianzas energéticas en el contexto de la integración regional y multipolar

- Incremento de la producción de energía eléctrica, expansión y adaptación del sistema de transmisión y distribución, además de la promoción para el uso racional y eficiente de la misma

- Satisfacción de las necesidades alimentarias de la población, mediante la adquisición de productos alimenticios en el mercado nacional e internacional, salvaguardando la producción interna, con el consecuente resguardo de los empleos directos e indirectos

- Atención de las necesidades habitacionales de la comunidad, con la construcción de viviendas, rehabilitación de las mismas y la sustitución de ranchos por viviendas dignas en los sectores populares

- Establecimiento de las bases firmes para la transición hacia una nueva organización socio-territorial, que permitirá alcanzar una mayor cohesión, incrementar el equilibrio interregional, generar una ocupación más ordenada y socialmente incluyente de la población, para lograr la articulación interna del modelo productivo

- Fortalecimiento de la integración con otros países que propicien la transferencia tecnológica, adaptación, asimilación y transformación, en función a las realidades nacionales

- Por último, se establece la culminación en el año 2010 de las obras y proyectos ya iniciados, que forman parte de la estrategia planteada, para alcanzar un crecimiento económico y social sostenible.

1.1 Estructura Presupuestaria

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, asciende a la cantidad de Bs. 159.406,1 millones, y representa 17,8% del PIB esperado.

A continuación se presenta distribución de los ingresos y gastos del referido proyecto de ley.

CUADRO N° 1-2
CLASIFICACIÓN ECONÓMICA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTOS
Ingresos y Fuentes de Financiamiento	**159.406,1**
Ingresos corrientes ordinarios	124.072,6
Fuentes de financiamiento	35.333,5
Gastos y Aplicaciones Financieras	**159.406,1**
Gastos corrientes	127.729,3
Gastos de capital e inversiones	31.290,2
Aplicaciones financieras (disminución de pasivos financieros)	386,6

1.1.1 Presupuesto de Ingresos y Fuentes de Financiamiento de la República

El presupuesto de Ingresos y Fuentes de Financiamiento asciende a Bs. 159.406,1 millones, de los cuales Bs. 124.072,6 millones están conformados por los ingresos corrientes y Bs. 35.333,5 millones corresponden a las fuentes de financiamiento.

Los ingresos ordinarios corrientes, están constituidos principalmente por los recursos de origen petrolero que ascienden a Bs. 39.428,2 millones, y representan el 24,7% del presupuesto de recursos. Para la estimación de estos ingresos se utilizó la base de un precio promedio de la cesta de exportación de 40,0 US$/bl, calculado bajo la expectativa de recuperación de la demanda global de petróleo y sus derivados, cuyos niveles se estiman con cierta mejoría en comparación con el cierre del año 2009, pero que no presupone una consistente tendencia al alza de los precios del crudo.

El resto de los recursos ordinarios corrientes, corresponden a los ingresos de origen interno que alcanzan Bs. 84.644,4 millones; estos recursos están constituidos principalmente por la recaudación del Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), las telecomunicaciones, la actividad minera y otros. Este rubro de ingresos representa el 53,1% del presupuesto de recursos.

Las constantes reformas en materia tributaria, han dado como resultado la creación de eficientes políticas impositivas, dirigidas a reducir los índices de evasión fiscal y la consolidación del sistema de finanzas públicas, basado primordialmente en los impuestos derivados de la actividad productiva del sector no petrolero.

Estas reformas, han permitido conservar el criterio bajo el cual una mayor proporción del presupuesto de recursos este representado por los ingresos no petroleros, los cuales financian el 53,1 por ciento del presupuesto para el año 2010.

Las fuentes financieras contempladas como financiamiento complementario del Proyecto de Ley de Presupuesto 2010, comprenden una disminución de activos financieros estimados en Bs. 92,0 millones y el incremento de los pasivos previstos en Bs. 35.241,5 millones.

Los pasivos están discriminados en Bs. 4.948,5 millones para financiar los proyectos por endeudamiento, Bs. 10.293,0 millones para cancelar el servicio de la deuda pública y Bs. 20.000,00 millones por gestión fiscal, destinado a la consecución de objetivos y metas establecidos en los planes estratégicos de algunos ministerios.

Los proyectos por endeudamiento, tienen como principal orientación dar continuidad a los planes de inversión social, y a los proyectos de los sectores agrícola, infraestructura, petróleo y energía.

A continuación se presenta el gráfico, con la composición del presupuesto de recursos para el ejercicio fiscal 2010.

Gráfico N° 1-1
Presupuesto de Ingresos y Fuentes de Financiamiento de la República
(Estructura porcentual)
Año 2010


Ingresos del Hierro y Otros Minerales 0,0%
Incrementos de Pasivos (Total Endeudamiento) 22,1%
Ingresos Petroleros 24,7%
Disminución de Activos (Reintegros) 0,1%
Ingresos Internos (Impuestos, Tasas y otros Ingresos Ordinarios Internos) 53,1%

1.1.2 Presupuesto de Gastos y Aplicaciones Financieras de la República

El Presupuesto de Gastos y Aplicaciones Financieras asciende a Bs. 159.406,1 millones, de este total Bs. 56.192,4 millones corresponden a los gastos sujetos a la normativa legal, mientras que Bs. 103.213,7 millones serán destinados a los gastos para la gestión del gobierno, que incluye los proyectos y los gastos propios de operatividad de la administración pública.

En lo pertinente a las asignaciones de carácter legal, Bs. 16.807,7 millones corresponden al servicio de deuda, Bs. 35.662,5 millones representan aportes a gobernaciones, alcaldías y Consejos Comunales, Bs. 2.481,4 millones al sistema de justicia y Bs. 1.240,7 millones se refieren a las rectificaciones al presupuesto.

A continuación se exponen la distribución proporcional de los rubros referidos anteriormente.

Gráfico N° 1-2
Asignaciones de carácter legal
(Estructura porcentual)
Año 2010


Asignaciones Destinadas a la Acción de Gobierno 64,8%
Servicio de la Deuda Pública 10,5%
Aportes a Gobernaciones, Alcaldías y Consejos Comunales 22,3%
Sistema de Justicia 1,6%
Rectificaciones al Presupuesto 0,8%

La distribución económica del presupuesto de gastos y aplicaciones financieras, muestra la siguiente distribución: Bs. 127.729,3 millones para gastos corrientes, Bs. 31.290,2 millones para gastos de capital e inversión y Bs. 386,6 millones serán destinados a las aplicaciones financieras.

Los gastos corrientes representan el 80,1% del total de las asignaciones. Estos están constituidos principalmente, por Bs. 36.609,2 millones para las remuneraciones, Bs. 6.149,6 millones para la compra de bienes y servicios, Bs. 15.676,4 millones destinados a la cancelación de los intereses del servicio de la deuda pública, Bs. 66.965,0 millones para las transferencias y donaciones corrientes, Bs. 1.240,7 millones para las rectificaciones al presupuesto y Bs. 1.088,4 millones para otros gastos corrientes.

Con la administración de los recursos dedicados a sufragar los gastos corrientes, se pretende: cumplir con la recurrencia del incremento de sueldos y salarios aprobado en el año 2009; cancelar las prestaciones sociales de antigüedad y demás compromisos laborales convenidos en los contratos colectivos; ajustar los gastos estimados en la adquisición de bienes y la contratación de servicios de acuerdo a la inflación estimada; efectuar el pago de los servicios básicos; continuar aplicando la política del Estado relacionada con la asignación de transferencias, subsidios y donaciones de carácter corriente al sector privado, público y externo.

Los gastos de capital e inversión financiera que ascienden a Bs. 31.290,2 millones, representan el 19,6% del total de las asignaciones del presupuesto. Estos gastos están distribuidos en: inversión directa por Bs. 640,6 millones, transferencias y donaciones de capital por Bs. 30.633,6 millones, y las inversiones financieras por Bs. 16,0 millones.

Conforme a las directrices del Plan de Inversiones públicas, se conciben proyectos de inversión social y productiva, que estén dirigidos a estimular la economía para continuar con la construcción del modelo económico socialista, diversificado y productivo que consolide el carácter endógeno de la economía. Entre los proyectos a desarrollar se encuentran: el perfeccionamiento de las cadenas productivas, el desarrollo tecnológico interno, producción de alimentos sobre la base del desarrollo rural integral, seguridad alimentaria, fomento y apoyo a la partición para la construcción de viviendas, entre otros.

CUADRO N° 1-3
CLASIFICACIÓN ECONÓMICA DE LOS GASTOS Y APLICACIONES FINANCIERAS DE LA REPÚBLICA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTOS
Gastos y Aplicaciones Financieras	**159.406,1**
Gastos Corrientes	127.729,3
• Remuneraciones	36.609,2
• Compra de bienes y servicios	6.149,6
• Intereses	15.676,4
• Transferencias y donaciones corrientes	66.965,0
• Rectificaciones	1.240,7
• Otros gastos corrientes	1.088,3
Gastos de Capital e Inversiones	31.290,2
• Inversión directa	640,6
• Transferencias y donaciones de capital	30.633,6
• Inversión financiera	16,0
Aplicaciones Financieras	386,6

Uno de los aspectos de mayor relevancia para el Sistema Socialista Bolivariano es sin duda, las asignaciones destinadas a los sectores sociales. El propósito fundamental de estas asignaciones se mantendrá presente en el centro de las políticas, programas y proyectos de carácter humanista, en la cual prevalece la atención a las necesidades de las mayorías populares, la inversión social, la inclusión cultural, social y política para la construcción de una democracia de nuevo tipo, profundamente protagónica, dándole concreción a través de la asignación de mayores recursos para las políticas sociales.

Entre los proyectos de mayor interés para los sectores sociales se encuentra:

- Incentivar la inversión social, incorporando a los ciudadanos en situación de máxima exclusión social, haciendo énfasis en el carácter humanista y autogestionario

- Enfatizar la atención integral de la salud, en forma oportuna y gratuita, a través de la expansión de los servicios, prevención y control de enfermedades, soberanía farmacéutica, prevención de hechos violentos y de consumo de drogas

- Estimular la construcción, mejora, rehabilitación y reubicación de viviendas, dando prioridad a las familias de escasos recursos y sujetos de atención especial

- Continuar impulsando la universalización de la educación bolivariana con las misiones educativas, extendiendo la cobertura de la matrícula escolar, garantizando la permanencia y prosecución en el sistema educativo, fortaleciendo la educación ambiental, la identidad cultural, ampliando la infraestructura y dotación escolar

- Continuar haciendo esfuerzos para garantizar la Seguridad Social a todos los ciudadanos en condiciones de equidad y fomentar una cultura de seguridad social que responda a los principios constitucionales, especialmente los de solidaridad y corresponsabilidad

- Estimular la participación activa de los consejos comunales en la planificación y control de los procesos económicos locales, en la consolidación de las redes socio-productivas y experiencias autogestionarias.

Una vez descritos los proyectos sobre los cuales se sustenta el gasto social, se procede a presentar las asignaciones presupuestarias distribuidas en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010.

CUADRO N° 1-4
SECTORES SOCIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTOS
Educación	29.051,9
Seguridad Social	19.691,5
Salud	13.896,6
Desarrollo Social y Participación	6.222,9
Cultura y Comunicación Social	1.452,2
Vivienda, Desarrollo Urbano y Servicios Conexos	1.371,3
Ciencia y Tecnología	1.204,6

Durante el período revolucionario, la ejecución del gasto social con su mecanismo de las misiones, ha arrojado resultados positivos, cuyos logros concretos en términos de mejoría en la calidad de vida de la población económicamente más vulnerable, son apreciables en la actualidad. En este sentido, se prevé mantener las misiones como componente importante del gasto social, teniendo en cuenta que su ejecución y continuidad, será examinada de acuerdo al esquema de revisión, rectificación y reimpulso, planteado por el Comandante Presidente de la República.

A los fines de lograr una mejor coordinación de la ejecución y control de las Misiones Sociales, para el año 2010 se prevé una centralización de los recursos destinados para tal fin, en el Fondo para las Misiones que dispondrá de Bs. 5.624,7 millones. Adicional a ello, se mantendrá la estrategia de "Plena Soberanía Petrolera", que viene ejecutando a través de Pdvsa, permitiendo direccionar recursos de la renta petrolera hacia el gasto social mediante el respaldo directo e indirecto (Fonden - Fondo Chino) a las misiones.

1.2 Ámbito Presupuestario del Proyecto de Ley Especial de Endeudamiento

Para el Ejercicio fiscal 2010, se estima un monto por Bs. 16.807,7 millones destinados a cancelar el servicio de la deuda pública. Estos recursos estarán orientados a dar cumplimiento a los compromisos financieros adquiridos y vigentes por parte de la República Bolivariana de Venezuela, a través de Ministerio del Poder Popular para Economía y Finanzas.

El servicio de la deuda pública representa el 10,5 por ciento del presupuesto de gastos y estará financiado con ingresos ordinarios por Bs. 6.514,7 millones y con recursos provenientes de operaciones de crédito público por Bs. 10.293,0 millones, monto este a ser autorizado en el Proyecto de Ley de Endeudamiento Anual para el ejercicio fiscal 2010.

En dicha Ley, también se contemplan desembolsos por Bs. 14.670,9 millones destinados a operaciones de refinanciamiento y reestructuración de la deuda pública nacional.

Los proyectos de inversión que van a ser financiados con endeudamiento por parte de los organismos públicos, estarán enmarcados principalmente en las siguientes actividades: vialidad primaria (autopistas, arterias viales); desarrollo masivo de viviendas; sistemas de generación, transmisión y distribución de energía; saneamiento ambiental y ciclo del agua; fortalecimiento del sector agrícola y de las cadenas socio-productivas.

1.3 Ámbito Presupuestario Regional

El ámbito regional para el ejercicio fiscal 2010 esta dirigido a promover, por vía de la descentralización desconcentrada, un desarrollo humano sostenible; mediante el mejoramiento de la distribución territorial del ingreso, sobre la base del aprovechamiento de las potencialidades de cada región, estado, distrito o municipio, en una ocupación racional, armónica y eficiente del territorio.

En este sentido, se acelera la aprobación de la Ley Orgánica para la Ordenación y Gestión del Territorio con el contenido político y la estructura requerida para conducir las políticas públicas, en el marco del desarrollo territorial desconcentrado, hacia la construcción del espacio geográfico socialista, estructurado y organizado.

Formando parte de esta innovación en el marco jurídico, se sancionó la Ley Especial Sobre la Organización y Régimen del Distrito Capital, la cual fue publicada en la Gaceta Oficial de la República Bolivariana de Venezuela número 39.156, de fecha 13/04/2009. Con la creación del Distrito Capital como entidad político-territorial de la República, con territorio, personalidad jurídica y patrimonio propio, se da cumplimiento al mandato constitucional previsto en los artículos 16, 18, 156 numeral 10, artículo 167 numeral 4 y la disposición transitoria primera.

Una importante premisa que dio lugar a la creación de esta entidad territorial, es la de construir un espacio que sirva de escenario para la promoción, desarrollo, impulso de los consejos comunales, asambleas de ciudadanos y ciudadanas, los movimientos populares y otras estructuras de poder popular que emanen del proceso de participación, deliberación y reflexión de los distintos sectores populares.

La política de gasto del Distrito Capital se orientará a privilegiar la reasignación de recursos públicos al gasto social y dar prioridad a los proyectos de mayor impacto distributivo.

Otra de las leyes sancionadas durante el año 2009, fue la Ley Especial del Régimen Municipal a dos niveles del Área Metropolitana de Caracas, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela número 39.276, de fecha 01/10/2009.

La referida Ley, norma al régimen de gobierno municipal a dos niveles del Área Metropolitana de Caracas como unidad político territorial de los Municipios Bolivariano Libertador del Distrito Capital, Municipio Baruta, Chacao, El Hatillo y Sucre del Estado Bolivariano de Miranda, establecido en el artículo 18 de la Constitución de la República Bolivariana de Venezuela.

Esta instancia de régimen municipal se crea con el fin de establecer una política integral que permita la planificación y coordinación de acciones orientadas a mejorar la calidad de vida de los ciudadanos y ciudadanas, en concordancia con los municipios que la integran.

Capítulo 2
INTRODUCCIÓN

EXPOSICIÓN DE MOTIVOS 2010

Capítulo 2

INTRODUCCIÓN

El Proyecto de Ley de Presupuesto correspondiente al año 2010 que el Ejecutivo Nacional presenta a la Asamblea Nacional, de conformidad con el Artículo 38 de la Ley Orgánica de la Administración Financiera del Sector Público, se ha proyectado tomando como marco de referencia la consecución de los objetivos estratégicos de política social y económica previstos en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

Igualmente, su formulación esta articulada a las directrices emanadas del Ministerio del Poder Popular para la Planificación y Desarrollo a través de los lineamientos de Plan Operativo Anual Nacional 2010 y los Planes Operativos Anuales Institucionales 2010.

Dentro de este contexto, y bajo la premisa de que el presupuesto constituye el principal instrumento para la ejecución de las políticas de desarrollo social y económico, los objetivos y políticas presupuestarias plasmadas en este documento, orientan su accionar a los profundos cambios históricos, que en lo político, social y económico, se desarrollan de manera dinámica y progresiva en el país, que están conduciendo a la Nación Venezolana, hacia el fin supremo de establecer un Estado democrático, participativo y protagónico, multiétnico y pluricultural, ético-moral-socialista, comunitario, incluyente, consolidador de los valores de libertad, la independencia, la paz, la solidaridad, el bien común, rumbo a lo postulado por el Libertador "La Suprema Felicidad Social".

En esencia, se trata de la transformación, construcción y consolidación, de una estructura social económica incluyente cohesionada en torno a relaciones de producción socialista, que establezca y cumpla con los principios de inclusión, igualdad y equidad, con una activa participación de la sociedad; que garantice el desarrollo humano, social y económico sustentable, articulado en lo interno por ejes integradores, donde el acervo energético del país, viabilice una estrategia que combine el uso soberano del recurso energético en la conquista de los objetivos señalados; haciendo tangible los mecanismos de unificación e integración regional y mundial que permitirá el surgimiento de un nuevo orden mundial en la búsqueda de la justicia social, la solidaridad y el afianzamiento de una propuesta que tiene la finalidad de resolver las asimetrías.

En este sentido, y a los fines de cumplir con lo dispuesto en el Artículo 29 del Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público sobre el sistema presupuestario, la referida Exposición de Motivos se ha estructurado en nueve capítulos y un compendio de anexos estadísticos, que en conjunto proveen los elementos necesarios para los análisis y estudios requeridos en el proceso de discusión y aprobación por parte de los miembros de la Asamblea Nacional, de la Ley de Presupuesto para el Ejercicio Fiscal 2010. A continuación se esquematiza la estructura del referido documento:

Capítulo I. Constituido por el resumen ejecutivo, que sintetiza los conceptos, premisas macroeconómicas, cifras presupuestarias y los aspectos de la formulación más significativos del documento en cuestión.

Capítulo II. Referido a la introducción.

Capítulo III. Configurado por los aspectos generales, donde se exponen las consideraciones estratégicas que vinculan al presupuesto con la concepción ideológica del proyecto de país; así como de los resultados obtenidos en el ámbito social y económico de la política económica del período fiscal precedente. Por último, se puntualiza sobre los lineamientos y objetivos de política económica del escenario presupuestario presentado.

Capítulo IV. Contiene las consideraciones de carácter metodológico y de política de formulación presupuestaria de recursos y de egresos.

Capítulo V. Contempla la información detallada de las estimaciones de los ingresos y fuentes de financiamiento de la República a los fines de sustentar la información considerada en el Capítulo I del Título II, del Proyecto de Ley de Presupuesto.

Capítulo VI. Presenta los criterios de asignación en el presupuesto de gastos y aplicaciones financieras de la República a nivel institucional y de las diferentes clasificaciones del presupuesto.

Capítulo VII. Reseña los principales aspectos en el ámbito regional: entidades federales, municipales y regionales.

Capítulo VIII. Referente al vínculo económico entre el presupuesto de recursos y de egresos, analizado a través de la Cuenta Ahorro - Inversión - Financiamiento de la República y de sus implicaciones financieras.

Capítulo IX. Establece los efectos económicos de corto plazo del Proyecto de Presupuesto, a fin de proporcionar el instrumental completo de análisis.

Por último se presenta un compendio de anexos contentivos de series estadísticas de las cifras presentadas a lo largo del documento.

Para finalizar, de acuerdo con lo establecido en el Artículo 30 de la Ley Orgánica de la Administración Financiera del Sector Público, referente al Régimen Presupuestario, el Proyecto de Ley de Presupuesto 2010 está estructurado de la manera siguiente:

- **Título I**: Disposiciones Generales.
- **Título II**: Presupuestos de Ingresos y Gastos, y Operaciones de Financiamiento de la República.
- **Título III**: Presupuestos de Ingresos y Gastos, y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente de la República, sin Fines Empresariales.
- **Título IV**: Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento del Distrito Capital.

Es de hacer notar que para este período se contempla la inclusión de 294 entes descentralizados que conformaran el Titulo III del proyecto de Ley de Presupuesto.

Capítulo 3
ASPECTOS GENERALES

EXPOSICIÓN DE MOTIVOS 2010

Capítulo 3

ASPECTOS GENERALES

3.1 Lineamientos Estratégicos

El Proyecto de Presupuesto para el ejercicio fiscal 2010, como instrumento financiero de corto plazo en la ejecución y alcance de las políticas de desarrollo socioeconómico de la Nación, apunta al firme compromiso político asumido por el Gobierno Nacional, de avanzar en la edificación del Socialismo Bolivariano; por lo que ha articulado sus objetivos partiendo del enfoque estratégico de las Líneas Generales del Plan de Desarrollo Económico y Social de La Nación 2007 - 2013, en compatibilidad con las directrices trazadas por el Ministerio del Poder Popular para la Planificación y Desarrollo mediante el Plan Operativo Anual Nacional 2010 y los Planes Anuales Institucionales 2010, reflejándose de esta forma, la dinámica entre la planificación y la asignación de recursos en pro del logro de los objetivos, metas y políticas definidas en las siete grandes directrices estratégicas referidas a:

- Nueva Ética Socialista
- Suprema Felicidad Social
- Democracia Protagónica Revolucionaria
- Modelo Productivo Socialista
- Nueva Geopolítica Nacional
- Venezuela: Potencia Energética Mundial
- Nueva Geopolítica Internacional.

La construcción y fortalecimiento del socialismo en Venezuela pasa por la refundación ética y moral de la Nación, en crear una sólida estructura de valores inalienables, en la configuración de una conciencia revolucionaria, de una nueva moral colectiva y cívica, exclusiva de una sociedad pluralista que asume como propios, principios que desarrollan y ponen en marcha la fuerza humanizadora que convertirá a los hombres en ciudadanos justos, solidarios, donde el compromiso, la conciencia, la ética y la moral sean los factores determinantes para el crecimiento del nuevo modelo de desarrollo socialista.

Por su parte, la suprema felicidad social, como la visualizó el Libertador Simón Bolívar, se fundamenta en una nueva visión a largo plazo, para la construcción de una estructura social incluyente, sin ningún tipo de distingo y donde se plantea un nuevo modelo social, productivo, socialista, con profundo carácter humanista, endógeno, donde todos vivamos con las mismas condiciones. Para el logro de esta máxima premisa, se mantendrá el apoyo e impulso a las formas de propiedad social, como las formas asociativas, comunitarias y autogestionarias, coexistiendo con las formas de propiedad individual y pública.

En el ámbito de la transformación de la sociedad hacia la participación protagónica corresponsable del ciudadano, que garantice conjuntamente con el Estado la consolidación del poder político, se continuará con el afianzamiento del ejercicio pleno de la verdadera democracia protagonizada por el pueblo, mediante la promoción del autogobierno, materializado en las nuevas estructuras sociales populares conformadas por Consejos Comunales y Comunas, la práctica democrática desde la escuela, apoyo institucional al desarrollo del poder popular, participación popular en la administración pública, mayores niveles de equidad, eficacia, eficiencia y calidad de la gestión pública, servidores públicos dotados de una nueva ética, sistemas y medios de comunicaciones equilibrados, alternativos, soberanos y de acceso universal al servicio de la educación popular.

La economía venezolana seguirá avanzando en el desarrollo del nuevo modelo productivo socialista endógeno, cuyo núcleo central está constituido fundamentalmente por las empresas de producción social, así como de las redes de economía social, unidades productivas familiares, cooperativas y demás formas de organización socioproductivas que surgan en el seno de la comunidad y que representan entidades económicas dedicadas a la producción y distribución social de bienes o servicios, vinculadas con los planes estratégicos de la Nación que potencien el control y próspero desenvolvimiento de las actividades de la economía popular.

A tal efecto, se continuará profundizando y consolidando el diseño, planificación y ejecución de acciones en materia de industrialización, formación socio-política, técnica, científica, productiva, organizativa, financiera e inserción laboral y socioproductiva de los trabajadores articulando las entidades del Estado con las comunidades organizadas.

De igual forma, se hará énfasis en el impulso de un desarrollo tecnológico interno, que posibilite la autonomía relativa de las actividades productivas y de servicios, necesaria para alcanzar y sostener el desarrollo.

En lo referente a la producción de alimentos, la seguridad alimentaria cuenta a partir del año 2009 con la aprobación del "VII Plan Excepcional para el Abastecimiento de Alimentos de la Cesta Básica, Materia Prima para la Elaboración de Alimentos y Otros Productos Agroalimentarios de Primera Necesidad", el cual tiene por objeto garantizar la seguridad alimentaria de la población venezolana, así como el acceso oportuno y permanente de los alimentos por parte de las personas, en especial a la población de menos recursos, mediante compras nacionales e internacionales, privilegiando la producción nacional, para el abastecimiento estable, continuo y permanente de la población venezolana.

Para el desarrollo de la capacidad interna de producción de alimentos, el Gobierno proveerá oportunamente los recursos necesarios para la dotación de equipos de seguridad industrial, vehículos, maquinarias, sistemas informáticos, así como los productos y servicios asociados directa e indirectamente a las reservas estratégicas y cualquier otra inversión, implemento o accesorio asociado al proceso logístico y de operación, incluyendo la construcción, rehabilitación, ampliación de los diferentes establecimientos tales como plantas de silos, depósitos y frigoríficos, garantizando la sostenibilidad y estabilidad en el abastecimiento de alimentos.

En referencia a la nueva geopolítica nacional, se seguirá con el establecimiento de las bases firmes para la transición hacia una nueva organización socio-territorial, coherente con el nuevo Socialismo Bolivariano, que permitirá alcanzar una mayor cohesión territorial, incrementar el equilibrio interregional, generar una ocupación más ordenada y socialmente incluyente de la población y de sus actividades en el territorio, lograr una articulación interna del modelo productivo y contribuir con la preservación y protección del ambiente, creando condiciones para el desarrollo económico y social sustentable de la Nación.

Dentro de esta directriz, y en procura de materializar nuevas relaciones socio-territoriales, se seguirá impulsando la integración y desarrollo del territorio nacional a través de ejes y regiones, el ordenamiento del territorio asegurando la base de sustentación ecológica, mejorar el hábitat de los principales centros urbanos, reforzar el sistema de ciudades intermedias, conservar y preservar ambientes naturales, entre otras medidas.

En lo relativo a la condición de potencia energética mundial, se proseguirá con la potenciación y profundización de la internacionalización de los hidrocarburos, el incremento de la producción de energía eléctrica, la expansión y adaptación del sistema de transmisión y distribución, promoción del uso racional y eficiente de la energía, profundización de la política de maximización de la captación de la renta petrolera en todas las fases del proceso, preservación y mejoramiento del ambiente y la calidad de vida de las comunidades afectadas por la utilización de hidrocarburos como fuente de energía, fortalecimiento de la integración latinoamericana y caribeña desarrollando alianzas energéticas en el contexto de la integración regional y multipolar; como la propuesta de Petrocaribe que trasciende a un simple mecanismo de comercio de hidrocarburos, para constituirse en un mecanismo integrador, unificador y liberador, que permite resolver asimetrías en el acceso de los recursos energéticos, por la vía de un nuevo esquema de intercambio favorable, equitativo y justo entre los países de la región caribeña, que articule las políticas energéticas de la región.

Lo antes señalado, forma parte de la creación de nuevas formas de integración, que constituyen el quiebre de la dominación política, económica y tecnológica de los actuales centros de poder; el afianzamiento de la integración Latinoamericana y Caribeña y la construcción de nuevos esquemas de cooperación económica y financiera para el apalancamiento del desarrollo integral y el establecimiento de relaciones comerciales asimétricas y justas en el mundo.

La República Bolivariana de Venezuela, en el marco de la directriz: nueva geopolítica internacional, seguirá avanzando de manera sostenida hacia el fortalecimiento de la soberanía nacional y en la construcción de un mundo multipolar, logrando importantes avances en su posicionamiento en el escenario internacional.

En este sentido, proseguirá con acciones orientadas a mantener relaciones soberanas ante el bloque hegemónico mundial, desarrollar la integración con países de América Latina y El Caribe, favorecer relaciones solidarias con otros países en desarrollo, avanzar en la transformación de los sistemas multilaterales de cooperación e integración, mundial, regional y local, construir la institucionalidad de un nuevo orden de integración financiera y el establecimiento del comercio justo, profundizar el intercambio cultural y la independencia científica y tecnológica y crear un nuevo orden comunicacional internacional, entre otras.

Para el Proyecto de Ley de Presupuesto 2010 se coloca en relieve, la necesidad de priorizar en la mejora sustancial de los niveles de eficiencia en la distribución y aplicación de los recursos presupuestarios institucionales, en aras de lo cual se enfatizó en la orientación primordial de los recursos asignados, hacia la cobertura de los proyectos incluidos en el Plan Operativo Anual 2010 y garantizar los gastos de personal y de funcionamiento básico de los Ministerios y sus organismos adscritos.

De igual forma, es de resaltar que el Proyecto de Presupuesto 2010, hace énfasis en el cumplimiento del plan de Revisión, Rectificación y Reimpulso que persigue el Gobierno Bolivariano con la reestructuración implementada en el Gabinete Ejecutivo al crearse seis Vicepresidencias estratégicas que tienen la altísima responsabilidad de hacer cumplir los planes del Gobierno en la áreas estratégicas enmarcadas dentro del Plan Nacional Simón Bolívar.

3.2 Resultados obtenidos de los lineamientos y objetivos de Política Económica

3.2.1 En el ámbito social

Un análisis de la actualidad, permite mostrar en términos tangibles los alcances del nuevo enfoque de la política económica, estructurada tomando como epicentro de acción, la igualdad de oportunidades, la inclusión, la equidad, el desarrollo humano y social. Un enfoque profundamente humanista y revolucionario, cumpliendo con la premisa de proporcionar la mayor suma de felicidad y bienestar posible a los venezolanos.

Los logros obtenidos por la Revolución Bolivariana son numerosos, desde la atención médica integral gratuita hasta el acceso masivo a la educación, resultados que revelan la significativa importancia del diseño e implementación de políticas por y para el ser humano, como instrumento de liberación de los pueblos.

Todo esto ha supuesto cambios trascendentales y significativos en la calidad de vida de la mayoría de los venezolanos, en sintonía con las metas previstas en el corto y mediano plazo en el Plan de Desarrollo Económico y Social de la Nación 2007 - 2013.

Asimismo, como resultado de la implementación de políticas de inclusión social y el desempeño eficiente de la economía nacional, como mejoramiento de las condiciones de salud, educación e ingresos del pueblo, la República Bolivariana de Venezuela ha logrado ser reconocida como un país con Desarrollo Humano Alto, según el Índice de Desarrollo Humano, calculado y publicado por la Organización de las Naciones Unidas.

En tal sentido, se presentan algunos indicadores sociales que revelan los irrefutables avances obtenidos durante los últimos ejercicios fiscales, en el desarrollo social de la Nación.

Al respecto, es de destacar que los valores alcanzados para el referido índice pasa de 0,783 en el año 1998, a 0,844 en el año 2007, es decir, en los últimos diez años Venezuela logra pasar de un desarrollo humano medio al desarrollo humano alto, al superar la frontera de 0,8 que señala la diferencia entre ambas categorías, tal y como se aprecia en el gráfico N° 3-1.

Gráfico N° 3-1
Índice de Desarrollo Humano
Período 1998-2008


0,85
0,80
0,75
0,70
0,65
Índice
0,783
0,784
0,784
0,796
0,793
0,788
0,801
0,810
0,818
0,844
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Año

Fuente: Instituto Nacional de Estadística (INE), Organización de Naciones Unidas (ONU).

El porcentaje de hogares pobres y en situación de pobreza extrema, según la metodología de la línea de pobreza internacionalmente aceptada, evidencia una clara y sostenida tendencia a la disminución, al situarse dichos porcentajes en el primer semestre del año 2009 en 26,4% y 7,0% respectivamente, es decir, 22,6 y 14,0 puntos porcentuales por debajo de los registrados en el primer semestre del año 1998, tal y como lo refleja el gráfico N° 3-2.

Gráfico N° 3-2
Porcentaje de Hogares Pobres y Pobres Extremos por Línea de Pobreza, I Semestre
Período 1998-2009


60,0
50,0
40,0
30,0
20,0
10,0
-
Porcentaje
49,0
42,8
41,6
39,1
41,5
54,0
53,1
42,4
33,1
27,5
27,7
26,4
21,0
16,6
16,7
14,2
16,6
25,1
23,5
17,0
10,2
7,6
7,5
7,0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Año
Porcentaje de Hogares Pobres
Porcentaje de Hogares Pobres Extremos

Fuente: Instituto Nacional de Estadística.

Otro de los indicadores importantes a destacar, es el índice Gini que mide la desigualdad de la distribución del ingreso de los hogares. Un Gini próximo al valor cero significa una distribución igualitaria del ingreso, mientras que su aproximación a uno, representa una distribución totalmente desigual.

Para el primer semestre del año 2009, la desigualdad de la distribución del ingreso alcanzó un valor de 0,4068, evidenciándose avances concretos en la mejor distribución de los ingresos de los hogares venezolanos, en vista de que los sectores más empobrecidos han mejorado su situación económica, a través de las mejoras del ingreso laboral y transferencias monetarias, producto de las políticas sociales como: educación, salud, becas e incorporación de pensionados, tal y como puede observarse en el gráfico N° 3-3.

Gráfico N° 3-3
Medición de la Desigualdad del Ingreso de los Hogares
Coeficiente Gini, I Semestre
Período 1998-2009


0,6000
0,5000
0,4000
0,3000
0,2000
0,1000
-
Coeficiente Gini
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Año

Fuente: Instituto Nacional de Estadística (INE).

Las políticas nacionales en materia de empleo productivo, han permitido que el comportamiento de la tasa de desocupación en el período comprendido entre el primer semestre de 1999 y el primer semestre de 2009, experimenten una caída de 7,4 puntos porcentuales, al pasar la misma de 15,3% a 7,9% respectivamente, tal y como se observa en el gráfico N° 3-4.

Gráfico N° 3-4
Tasa de Desocupación, I Semestre
Período 1999-2009


20,0
15,0
10,0
5,0
0,0
Porcentaje
15,3
14,6
13,7
15,5
19,2
16,6
13,3
10,6
9,2
7,9
7,9
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Año

Fuente: Instituto Nacional de Estadística (INE).

En materia salarial, las remuneraciones de los empleados, medidas a través del índice de remuneraciones elaborado por el Banco Central de Venezuela, el cual mide la evolución de los precios al factor trabajo que realiza el personal asalariado; constituyendo una importante herramienta para medir los impactos de las disposiciones legales en materia de sueldo y salarios, exhiben cambios porcentuales positivos a lo largo del período comprendido entre 1999-2008, tal y como lo demuestra el gráfico N° 3-5 siguiente:

Gráfico N° 3-5
Tasa de Variación Interanual del Índice de Remuneraciones por Sectores
Año Base 1997 = 100
Período 1999-2008


42,0
37,0
32,0
27,0
22,0
17,0
12,0
7,0
2,0
Porcentaje
General
Privado
Gobierno
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Años

Fuente: Banco Central de Venezuela.

Los logros en el ámbito social del Gobierno Bolivariano en los últimos años, permite concluir que ha estado orientada a superar la pobreza, la exclusión social y la profundización en los derechos sociales universales, brindándoles a los venezolanos igualdad de oportunidades en la construcción de una sociedad de bienestar al servicio de la colectividad.

3.2.2 En el ámbito económico

El Producto Interno Bruto Real de la economía venezolana, desde el ejercicio fiscal del 2004 viene presentando tasas de crecimiento positivas, dando señales tangibles del avance y consolidación de la economía. No obstante, es de destacar que para el primer semestre del año 2009, la tasa de crecimiento con respecto al mismo período del 2008, experimenta un crecimiento negativo por el orden del 0,9%, como consecuencia directa del los efectos adversos en la economía de la crisis económica a escala mundial, ver gráfico N° 3-6.

Gráfico N° 3-6
Tasa de Crecimiento del PIB Real Interanual
Período 2004-2009


Tasa Porcentual
25,0
20,0
15,0
10,0
5,0
0,0
-5,0
23,23
14,2
10,4
10,3
9,1
10,6
8,2
8,1
6,1
3,6
(0,9)
I -2004
II -2004
I -2005
II -2005
I -2006
II -2006
I -2007
II -2007
I -2008
II -2008
I -2009
Semestre

Fuente: Banco Central de Venezuela.

En este orden de ideas, cabe subrayar que en el referido crecimiento del PIB, la expansión de la actividad no petrolera desempeña un papel preponderante, estimulada a su vez por el importante crecimiento de la demanda agregada interna (DAI), cuyo crecimiento en términos reales para el primer semestre del ejercicio fiscal 2009 con respecto al mismo período del 2008 alcanzo el 0,7%, a pesar de los efectos generados por la crisis económica a escala mundial, tal y como se aprecia en el gráfico siguiente:

Gráfico N° 3-7
Tasa de Crecimiento Semestral de la Demanda Agregada Interna Real
Precios de 1997
Período 2004-2009


35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
Tasa Porcentual
27,55
28,7
21,3
16,5
16,5
23,7
19,6
17,4
8,6
3,1
0,7
I -2004
II -2004
I -2005
II -2005
I -2006
II -2006
I -2007
II -2007
I -2008
II -2008
I -2009
Semestre

Fuente: Banco Central de Venezuela.

En materia de inflación, el Banco Central de Venezuela y el Ejecutivo Nacional han adoptado un conjunto de acciones orientadas a contener las presiones inflacionarias, sin que se comprometa el bienestar social y la senda positiva de crecimiento económico.

En este sentido, las políticas adelantadas durante el ejercicio fiscal 2009, han evitado mayores niveles de inflación, al observarse variaciones porcentuales en el Índice Nacional de Precios al Consumidor que van desde el 2,3% registrado en el mes de Enero, al 2,5% en el mes de Septiembre, tal y como se aprecia en el gráfico N° 3-8.

Gráfico N° 3-8
Índice Nacional de Precios al Consumidor
(Base Diciembre 2007= 100)
Período Enero-Septiembre 2009


Porcentaje de Variación
3
2,5
2
1,5
1
0,5
0
2,3
1,3
1,2
1,8
2,0
1,8
2,1
2,2
2,5
Enero
Febrero
Marzo
Abril
Mayo
Junio
Julio
Agosto
Septiembre
Mes

La sólida posición en reservas internacionales que exhibe el país, es otro de los indicadores relevantes del buen desempeño económico, al situarse el saldo al primer semestre del 2009 en 30.750 Millones de dólares, lo que se traduce en un crecimiento del 107,1% con respecto al saldo del año 1998, como se aprecia en el siguiente gráfico.

Gráfico N° 3-9
Reservas Internacionales
(Millones de US$)
Período 1998 - I Semestre 2009


Millones de US$
40.000
35.000
30.000
25.000
20.000
15.000
10.000
14.849
15.379
20.471
18.523
14.860
21.366
24.208
30.368
37.440
34.286
43.127
30.750
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
I Sem. 2009
Años

Fuente: Banco Central de Venezuela.

La coexistencia del buen desempeño exhibido por las principales variables macroeconómicas en los últimos años, y los resultados sociales exitosos de la Revolución Bolivariana, muestran lo acertado de las políticas instrumentadas por el Ejecutivo Nacional en la transformación del desarrollo social y económico del país al servicio de las mayorías nacionales, gestión pública con responsabilidad social.

3.3 Lineamientos y objetivos de política económica

El diseño y viabilidad del programa económico, pasa necesariamente por la dinámica del proceso de articulación y tutoría del Plan de Desarrollo Económico y Social de la Nación 2007 - 2013, sobre los lineamientos generales para la formulación del Proyecto de Presupuesto 2010, en confrontación con un escenario económico internacional aún no despejado, producto de la crisis financiera a escala global y su propagación a la economía real, que obliga al Gobierno Nacional ser prudente.

Tal y como lo ha expuesto en sus líneas el Comandante Presidente de la República Bolivariana de Venezuela:

"Estamos enfrentados y confrontados a unas circunstancias tan exigentes que demandan de nosotros, sin excepción alguna, toda nuestra atención, conocimiento y esfuerzo en la búsqueda de soluciones verdaderas y conjuntas para superar la gran crisis de crisis que actualmente azota la humanidad entera.

De lo que se trata, es de ponernos uno, dos, tres y cuantos pasos sea necesario dar, delante del caos; a través de las ideas de todos y la praxis fundada en ellas, como respuesta alternativa a la gran barbarie que hace agua junto el modelo civilizatorio dominante, y que a todos nos afecta.

Tener siempre presente qué es lo que debe ser transformado en la transición al socialismo, sobre que actúa. Sin duda que debemos movernos hacia el desmantelamiento definitivo de todas aquellas formas de opresión que tan arraigadas están en la herencia que aún viven en el orden capitalista que nos envuelve, ya estén presentes en la posesión de los medios de producción o en el criminal manejo de los modos y relaciones de trabajo que conforman el esquema productivo dominante. Tenemos que reparar en este sentido tanto en las formas opresivas materiales como en las imaginarias y culturales. Avanzar hacia el socialismo supone ir despejando de dominación todos aquellos ámbitos humanos para que reine en ellos la autonomía plena y la real independencia. Distinguir lo urgente de lo necesario para ir dándole sentido al destino socialista".

En aras de salvaguardar las grandes conquistas sociales alcanzadas, y consolidar los logros de la Revolución Bolivariana en vía de su profundización, el Gobierno Nacional apunta a tres ejes específicos: generación de empleos, disminución de la inflación y crecimiento económico. Para lo anterior, se hará énfasis en la inversión en alimentación y la recuperación de la infraestructura, con especial énfasis en la red hospitalaria y en las viviendas, la preservación de la capacidad de la industria petrolera y gasífera, reforzar los sectores aluminios y siderúrgico, se harán ajustes en la política comercial, que se basarán en la sustitución de importaciones, se orientará la capacidad financiera pública y privada para garantizar que esta última cumpla con su labor de financiador del aparato productivo venezolano, tomando en cuenta los impactos que la naturaleza, profundidad y duración de la crisis económica mundial, puedan tener sobre la economía venezolana.

Estos lineamientos estarán en concordancia con una gestión pública con responsabilidad social, que a su vez permita seguir creando condiciones macroeconómicas propicias, para fortalecer las fuentes de ahorro y de inversión que impulsen sustancialmente la consolidación del modelo productivo endógeno, generando bienestar social y crecimiento económico sostenido.

3.3.1 Política fiscal

El uso potencial de la política fiscal como instrumento de estabilización en el corto plazo, abarca el conjunto de medidas relativas al régimen tributario, gasto público y endeudamiento del Estado, como variables de control en el aseguramiento y mantenimiento de la estabilidad económica y social.

Frente al adverso contexto externo producto de la crisis económica global, lo crucial será emplear la política fiscal como uno de los ámbitos de acción del Estado de particular relevancia, para preservar y profundizar los logros que en materia social exhibe la Revolución Bolivariana.

Con el fin de preservar la estabilidad económica, en Marzo del año 2009, dado el comportamiento de la economía mundial y a raíz de los recortes de producción planteados por la OPEP y la caída de los precios petroleros, tomando como premisa principal el criterio de austeridad y eficiencia del gasto, se realizó un ajuste de la Ley de Presupuesto de este ejercicio fiscal.

El Proyecto de Ley de Presupuesto 2010, se formula continuando con los criterios de racionalización del gasto público, implementado en la reformulación de la Ley de Presupuesto 2009, pero manteniendo el control de la estabilidad económica y social.

Para el año 2010 la política fiscal prevé, a fin de continuar generando bienestar social y un crecimiento económico sostenido, la aplicación de nuevas práctica, así como mejoras y profundización de las que exitosamente se iniciaron, que permitan el estímulo necesario a la demanda y la oferta agregada de la economía, en el marco de la concepción del modelo de desarrollo endógeno.

En efecto, de lo que se trata es de proyectar un gasto social sostenible en el tiempo, y cuya evolución sea contracíclico, quedando atrás las viejas tácticas regresivas que sólo acentúan la crisis y sumergen principalmente a los sectores más vulnerables en procesos de exclusión y de muy difícil reversión.

A fin de incidir positivamente sobre la oferta agregada, los aspectos sectoriales que en materia de política fiscal se ejecutaran en el año 2010, estarán enfocadas a:

Consolidar y potenciar las actividades productivas de valor estratégico para el desarrollo del país y de las relaciones multilaterales, manteniendo acciones que impulsen la inversión hacia las cadenas productivas de los sectores estratégicos y con ventajas comparativas, como los sectores del acero, hierro, aluminio, forestal, petroquímico y turismo.

Garantizar la seguridad alimentaria, mediante la ejecución del plan excepcional para el abastecimiento de alimentos de la cesta básica, materia prima para la elaboración de alimentos y otros productos agroalimentarios de primera necesidad, a través de compras nacionales e internacionales, privilegiando la producción nacional, para el abastecimiento estable, continuo y permanente de la población venezolana.

Para el desarrollo de la capacidad interna de producción de alimentos, el Gobierno proveerá oportunamente los recursos necesarios para la dotación de equipos de seguridad industrial, vehículos, maquinarias, sistemas informáticos, así como los productos y servicios asociados directa e indirectamente a las reservas estratégicas y cualquier otra inversión, implemento o accesorio asociado al proceso logístico y de operación, incluyendo la construcción, rehabilitación, ampliación de los diferentes establecimientos tales como plantas de silos, depósitos y frigoríficos, garantizando la sostenibilidad y estabilidad en el abastecimiento de alimentos.

Para el reimpulso de la construcción de viviendas, se pondrá en marcha el Plan Barrio Nuevo Tricolor, el cual está destinado a la autoconstrucción, refacción y remodelación de mas de 36 mil viviendas. Los recursos para tal fin, procederán de un fondo especial alimentado con aportes de la banca y ahorros del estado.

Para la adecuación tecnológica y reimpulso de la industria del aluminio el Estado estima invertir 1.200 millones de dólares.

Se prevé la entrega de subsidios especiales a los sectores considerados esenciales. Paralelamente, el Ejecutivo garantizará eficiencia en el otorgamiento de préstamos a los empresarios, apoyados en la nueva estructura bancaria pública y en la simplificación de los trámites exigidos por el sistema financiero en general. La idea principal es dar apoyo a las pequeñas y medianas industrias y a las promovidas bajo el esquema de producción social que surjan en el seno de la comunidad como entidades económicas dedicadas a la producción de bienes y servicios, basados en el criterio de planificación participativa y protagónica.

Se fortalecerá el patrimonio de las sociedades de garantías recíprocas. Asimismo, se llevará una supervisión estricta sobre la entrega de préstamos a través de las carteras obligatorias existentes y se dirigirán los financiamientos a los rubros que más los necesitan.

Se harán ajustes en la política comercial, la cual se basará en la sustitución de importaciones y la asignación de divisas por la Comisión de Administración de Divisas (CADIVI), donde tendrá prioridad los insumos, materias primas y bienes de capital en lugar de los productos terminados. Igualmente CADIVI agilizará las liquidaciones para facilitar el flujo de divisas y con ello dinamizar el resto de la actividad económica.

La consolidación de la economía social, a través del fortalecimiento de los mecanismos de creación, desarrollo y sostenibilidad de las nuevas formas de propiedad; insertándolas en los eslabones de las cadenas productivas.

Impulsar la disponibilidad de nuevas tecnologías para los sectores de carácter estratégico, mediante la búsqueda de acuerdos con otras naciones, que propicien la transferencia tecnológica, la adaptación, asimilación y transformación, en función a las realidades nacionales.

A nivel de la demanda agregada las acciones estarán enfocadas en mantener el objetivo de crecimiento socioeconómico, dentro del significado de desarrollo endógeno. Tales acciones estarán orientadas a:

Profundizar en la política de estabilidad y sostenibilidad del gasto fiscal.

Reimpulsar y consolidar, las misiones como mecanismos eficientes y directo de transferencia de recursos a todos los niveles sociales, a través de su centralización en el Despacho de la Presidencia de la República en el Fondo Único para las misiones.

Mayor eficiencia en la recaudación de ingresos fiscales, mediante los planes de modernización de la administración aduanera y tributaria, llevados a cabo por el servicio Nacional Integrado de Administración Aduanera y Tributaria, el incremento de las labores de fiscalización, regulación y cobranza.

3.3.2 Política monetaria y cambiaria

En lo concerniente a la política monetaria, cuya formulación y ejecución corresponde al Banco Central de Venezuela en coordinación con el Ejecutivo Nacional, el Instituto utilizará los instrumentos de política previstos en su Ley, de la manera más conveniente al interés nacional, en consistencia con los objetivos de inflación y crecimiento económico.

Para el Gobierno Bolivariano, es trascendental el control de la inflación, por sus efectos deformantes sobre la economía, sin que ello implique desestímulo a la demanda, restricción a la política de inclusión social y al crecimiento económico.

A tal efecto, los procedimientos de coordinación entre la política fiscal y la monetaria para el año 2010, estarán encaminados a la estructuración de esfuerzos que impidan desajustes en el manejo de ambas políticas, que puedan revertir o neutralizar los resultados deseados, así como el diseño de nuevas acciones que permitan fortalecer el valor de la moneda en la búsqueda del aumento de poder de compra del ciudadano.

Asimismo, el Banco Central de Venezuela atenderá el objetivo de control de la inflación mediante los instrumentos disponibles (tasas, instrumentos de absorción, etc.) procurando influir las metas intermedias de liquidez y tasas de interés que afectan al proceso inflacionario.

En relación con la política cambiaria, ésta se seguirá administrando en el marco de lo establecido en los convenios cambiarios vigentes. En este sentido, el Ejecutivo continuará con la implementación y vinculación de mecanismos de control gestionados por la Comisión de Administración de Divisas, procurando agilizar la entrega de divisas en todos los sectores productivos prioritarios con el fin de fortalecer el aparato productivo y garantizar la existencia de insumos, en función del sostenimiento del desarrollo económico.

3.3.3 Metas macroeconómicas

Las acciones descritas en los puntos anteriores, apuntan a generar condiciones económicas óptimas, en coexistencia con resultados sociales que satisfagan las demandas de la sociedad venezolana en la transformación del desarrollo económico y social del país al servicio de los venezolanos.

A continuación se presentan los parámetros a nivel de las metas macroeconómicas, bajo las cuales se formula el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010.

CUADRO N° 3-1
METAS MACROECONÓMICAS BÁSICAS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010

CONCEPTOS	2010
Tasa de crecimiento del PIB Real (%)	0,5
Inflación puntual (%)	20-22
Tipo de cambio (Bs. /US$)	2,15
Precio promedio de exportación de la cesta petrolera (US$/bl)	40,0

Capítulo 4

POLÍTICA PRESUPUESTARIA

EXPOSICIÓN DE MOTIVOS 2010


Capítulo
4

POLÍTICA PRESUPUESTARIA

4.1 Consideraciones de Carácter Metodológico

En sus funciones de rectoría del Sistema Presupuestario, la Oficina Nacional de Presupuesto (Onapre), continúa trabajando en pro de ubicar las condiciones tecnológicas que permitan mejoras en la fluidez de la comunicación intra e inter-gubernamental, e incrementar la calidad de sus servicios a las instituciones y organizaciones; así como la generación de desarrollos orientados a la creación de herramientas, para la toma de decisiones y aplicación de políticas por parte del Ejecutivo Nacional.

Durante el año 2009, a nivel del Sistema Presupuestario (Sispre) se hicieron innovaciones en varios de sus módulos, que permitieron introducir cambios importantes en la formulación del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010. Estas innovaciones están referidas a:

- Reingeniería en los usos internos del sistema, que permite una mayor fluidez de los procesos a fin de agilizar los momentos de consulta y de carga presupuestaria por parte de los usuarios

- Captura de la información de los proyectos contenidos en el Sistema de Nueva Etapa del Ministerio de Planificación y Desarrollo a través del enlace Sispre – Internet, permitiendo adelantos en el uso de los tiempo y confiabilidad de la información contenida en los proyectos2

- Introducción en el Sistema de Presupuestario (Sispre), de los estados financieros para la formulación del Titulo III del Proyecto de Ley de Presupuesto (Entes Descentralizados sin fines empresariales), que incluye el estado de resultados, relación de inversiones, balance general, caja y servicios básicos. Esta mejora permite disponer de mayor información digitalizada para el análisis, así como mantener la correspondencia entre la el clasificador de cuentas presupuestarias, el clasificador económico y el plan de cuentas contables y patrimoniales, mediante la matriz de conversión diseñada y realizada por la Oficina Nacional de Presupuesto (Onapre), tomando como referencia la matriz única de conversión elaborada sobre la base del rediseño del Sistema Integrado de Gestión y Control de las Finanzas Públicas (Sigecof) del año 2006

- Implementación del Módulo de Formulación para el Título IV del Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010, referido al presupuesto del Distrito Capital y sus Entes Descentralizados. A objeto de dar cumplimiento a lo establecido en el artículo 20 de la Ley Especial sobre la Organización y Régimen del Distrito Capital, Gaceta Oficial de la República Bolivariana de Venezuela N° 39.156 de fecha 13/04/2009

- Avances en la implementación del Módulo de Formulación de Recursos de la República (Sispre-Recursos), el cual permitirá consolidar en una base única de manera efectiva y eficaz, el presupuesto de ingresos y fuentes de financiamiento de la República; a fin de que los Entes recaudadores, así como los Organismos encargados del control de los recursos, estén integrados y manejen la misma información de una forma rápida y segura. La consolidación y puesta en marcha de este modulo en los próximos años, permitirá disponer de una apertura de la información al menor nivel posible, con una periodicidad mensual, creación de la plataforma estadística, así como la validación de la información de recursos contra el módulo Sispre-Egresos de la República.

4.2 Consideraciones Generales de la Política Presupuestaria

Las perturbaciones económicas a nivel global, a consecuencia de la crisis del capitalismo iniciada en los centros económicos mundiales para el segundo semestre del año 2008, y su consecuente efecto sobre el desplome de la demanda y precios de petróleo a nivel internacional, tuvieron efecto sobre la renta petrolera nacional a partir del año 2009, lo que llevó al Ejecutivo Nacional a replantear el financiamiento original del presupuesto del 2009.

Al momento de la formulación del Proyecto de Presupuesto para el ejercicio fiscal 2010, el panorama internacional continúa ensombrecido por la crisis económica; por tal motivo el escenario presupuestario responde a una política de minimización de riesgos, que sustenta de forma certera el cumplimiento de las asignaciones presupuestarias, y neutraliza los posibles impactos negativos que el comportamiento de la economía global, pudiese traer sobre el crecimiento y desarrollo social previstos.

En este sentido, la política presupuestaria se elaboró teniendo como norte la implementación de acciones contracíclicas, frente al comportamiento de los mercados internacionales, especialmente en lo referente a los precios de la cesta petrolera venezolana, a fin de revertir o disminuir los efectos de un ciclo económico contractivo en términos de crecimiento y sus posibles incidencias en los logros sociales alcanzados.

En efecto, los lineamientos generales para la formulación presupuestaria de los Entes y Órganos del Estado, se fundamentan en una rigorosa política de manejo y asignación de recursos, con criterios de austeridad y maximización de su eficiencia. Esto conlleva, a que las asignaciones se transformen en soluciones institucionales determinantes de la acción gubernamental, en todos los niveles de la sociedad.

4.2.1 Política de recursos

La política de recursos que avala la asignación presupuestaria, continuará afianzándose en los siguientes criterios de mediano plazo:

- Recomposición de peso de las rentas, a objeto de que en el mediano plazo la mayor contribución de los recursos para el presupuesto, provenga de las rentas no petroleras, siendo ésto el resultado de la inversión continúa sobre el sistema productivo nacional y sobre el recurso humano

- Orientación de esfuerzos a la mejora en los procesos de recaudación, tanto en el sector no petrolero, como en el sector petrolero

- Manejo certero del endeudamiento como forma de financiamiento del presupuesto, que implica la intermediación del mismo como una forma de reorientación del ahorro nacional, a la inversión social y productiva.

Durante el año 2010, el Ejecutivo conservará la estrategia de minimización del riesgo en previsión del precio promedio de exportación para la cesta petrolera, el cual se estimó en 40,0 $/bl; a objeto de evitar que la volatilidad de los precios del petróleo, incida en la sustentación de pagos del presupuesto y en la economía en general. Así mismo, las variables volumétricas de producción y exportación están basadas en parámetros de escenarios factibles para la industria petrolera, valorando las posibles posiciones a tomar por los comodities de la energía en los mercados internacionales. En este sentido, la estimación de los ingresos petroleros dentro del presupuesto 2010 representa el 24,7% del total de recursos previstos.

En materia de participación fiscal no petrolera, para la formulación del presupuesto 2010 se previó que los ingresos no petroleros representasen el 9,4% respecto al PIB, a objeto de disminuir el efecto contractivo que estos recursos crean sobre la demanda agregada y su consecuente resultado sobre la retroalimentación en la contracción del crecimiento de la economía.

De igual forma, se conservó el criterio bajo el cual una mayor proporción del presupuesto de recursos está representada por los ingresos no petroleros, los cuales financian el 53,1 por ciento del presupuesto para el año 2010.

En cuanto a la política de fiscalización de ingresos no petroleros, la misma recae, en un elevado porcentaje, sobre el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), el cual continuará la excelente labor que ha venido desempeñando en materia de ordenamiento y fiscalización a las rentas internas no petroleras, lo que ha permitido mejorar la estructura de financiamiento del presupuesto público.

Las acciones del Seniat están afianzadas en el desarrollo de campañas que promocionan la cultura tributaria, y en la implementación de mecanismos basados en la confianza del pago voluntario de los tributos, especialmente lo referido a los impuestos sobre la renta y al valor agregado. Adicionalmente, el Servicio Nacional Integrado de Administración Aduanera y Tributaria, extenderá el Plan Contrabando Cero, a fin de avanzar en el perfeccionamiento de los mecanismos de control sobre la evasión tributaria y el contrabando, situaciones que perjudican directamente a la empresa nacional y la creación del empleo formal.

La política de endeudamiento para financiar el presupuesto del año 2010, está alineada con el ordenamiento dispuesto en el Plan de Desarrollo Económico y Social de la Nación 2007 - 2013. Su orientación principal responde a un manejo eficiente, metódico y responsable de la magnitud y atributos de los pasivos públicos, como parte fundamental de la política económica del Gobierno; entendiendo que constituye un elemento indispensable para la estabilidad macroeconómica y financiera, en función del crecimiento sostenido de la actividad productiva y del empleo.

Para el año 2010, la política de endeudamiento está orientada en pro de la consecución de los siguientes objetivos:

- Obtener los recursos financieros que garanticen la continuación en la ejecución de los proyectos existentes, así como el emprendimiento de nuevos proyectos, que aportan mayores avances y logros a nivel social y de crecimiento económico, de acuerdo con la política de planificación fijada por el Ministerio del Poder Popular para la Planificación y Desarrollo

- Minimizar los costos de las operaciones de financiamiento, asumiendo niveles razonables de riesgo, en función del estudio responsable de las oportunidades que puedan presentar los mercados financieros

- Apuntalar el estado de solvencia financiera de la República, minimizando los indicadores de vulnerabilidad externa y deuda/PIB.

El nivel de endeudamiento para el año 2010, representa el 22,1 por ciento del presupuesto; el mismo estará orientado a la contratación de proyectos de inversión, servicio de deuda pública y el mantenimiento del gasto presupuestario con un alto nivel de prioridad para la consecución del crecimiento económico y el desarrollo social.

La proyección del nivel de endeudamiento para el 2010, ha sido posible gracias al reordenamiento de la deuda observado desde el año 2002, el cual mediante la recomposición del portafolio de deuda pública total y la optimización en el perfil de vencimientos de la deuda de la República, abrió espacios para mayores niveles de endeudamiento, sin que ello implicase grandes concentraciones de vencimientos en el corto plazo.

En lo que se refiere al mercado interno, la Oficina Nacional de Crédito Público, prevé disponer para los inversionistas ofertas de instrumentos de financiamiento y refinanciamiento a ejecutarse en el mercado público, con el objeto de dar continuidad a la estrategia de reordenamiento de la deuda pública nacional; mejorar el perfil de la deuda interna mediante el aumento de la vida promedio de los instrumentos desarrollados, sujeto a las condiciones del mercado local; y lograr la consecución de los recursos financieros para el año 2010. Esta política, a nivel estructural, significa la continuidad de una red de financiamiento ordenada primordialmente sobre la base del ahorro interno que potencia la capacidad de inversión del mercado local.

A nivel de los mercados externos, los lineamientos del manejo de la deuda pública se enfocan en reafirmar una posición de crédito sólida, basada en la capacidad y disposición que tiene la República de honrar los compromisos adquiridos de una forma disciplinada y en el aprovechamiento de las condiciones del mercado internacional para realizar operaciones de recompra.

4.2.2 En materia de política de asignación de recursos

Pese a las repercusiones y duración que la crisis económica mundial pueda experimentar sobre la economía venezolana, los objetivos de la política económica para el ejercicio económico-financiero 2010, continuarán enfocados en mantener la inversión social, defender el empleo, preservar la capacidad de la industria petrolera y gasífera, orientar la capacidad financiera pública a fin de reforzar el sector productivo interno, entre los más importantes.

En este sentido, el desarrollo productivo continuará favoreciendo las actividades económicas que se vinculen estrechamente a la inclinación productiva de cada una de las regiones del país. Por lo que las estrategias de política económica están referidas a la diversificación de la economía, la integración regional y al fortalecimiento de proyectos destinados al logro de un mayor valor agregado y una mayor competitividad del aparato productivo, con políticas encaminadas a alcanzar el crecimiento sustentable y la diversificación productiva con igualdad social.

En este sentido, la asignación de los recursos está orientada en dar prioridad a la continuación de los proyectos existentes, englobados en los siguientes aspectos:

- **Desarrollo de obras públicas, equipamiento urbano, vivienda y hábitat**

  En el año 2009 se creó el Ministerio del Poder Popular para las Obras Públicas y Vivienda como ente rector en materia de vialidad, construcción, transporte y vivienda, entre otros, con el fin de orientar sus funciones a atender las necesidades que en esta materia requiere el colectivo en general.

  Los grandes objetivos en cuanto al desarrollo de obras públicas y equipamiento urbano se perfilan en continuar con la atención y apoyo de las necesidades en infraestructura física y social del país; la construcción, ampliación, reparación, mejoramiento y remodelación de la infraestructura pública de conformidad con los Planes Nacionales.

Igualmente se proseguirá con la formación de las directrices, normas y procedimientos técnicos para obras de ingeniería, arquitectura, mantenimiento de construcciones, desarrollo urbano y edificaciones de dominio público, direccionando los recursos a sectores prioritarios como: salud, educación, seguridad y defensa, deporte, cultura, productivo, y demás estudios y proyectos.

De acuerdo a lo expuesto, se desarrollarán las siguientes acciones:

- Con respecto a la infraestructura vial terrestre, se continuará atendiendo a los corredores viales que conforman los ejes de desarrollo, como: la construcción, conservación y mejoramiento de puentes, túneles y pistas de aeropuertos; y la prestación de atención oportuna a las emergencias que se presenten en la red vial

- En cuanto a la vialidad agrícola se mantendrá la ejecución de proyectos orientados al mejoramiento de las vías de penetración desde las áreas de producción hacia los centros de distribución y/o consumo, así como el mejoramiento al acceso a los servicios básicos, aumentando la posibilidad de desarrollo económico de las zonas rurales, en especial aquellas zonas de desarrollo agrícola estratégico y prioritario

- Las construcciones de edificaciones hospitalarias, educativas, de seguridad y defensa, y demás edificaciones, acordes con los requerimientos del país.

Las acciones en materia de vivienda y hábitat, continuarán abocadas a solventar el déficit habitacional en el país, en el marco del reordenamiento territorial. Cabe destacar que uno de los retos fundamentales del Gobierno Nacional, apuntala en continuar garantizando la satisfacción progresiva de los ciudadanos a tener el derecho a acceder a una vivienda y hábitat dignos.

De esta manera, impulsa sus líneas estratégicas en concretar el Programa de Transformación Endógena de Barrios, en el marco del Plan Barrio Nuevo Tricolor, cuyo objetivo es mejorar la calidad de vida de las comunidades que se encuentran en situación de pobreza y alto riesgo, con la construcción, rehabilitación, sustitución de ranchos por viviendas dignas en los sectores populares; que aunado a la participación de los Consejos Comunales, Comité de Tierras Urbanas y Rurales y Cooperativas de Construcción, auspicia la dinamización de la economía y la generación de empleos, a fin de fomentar el desarrollo sustentable y el Poder Popular.

Por otra parte, se continuará con el Proyecto Fondo de Aportes al Sector Público, administrado por el Banco Nacional de Vivienda y Hábitat (Banavih), cuya finalidad es la ejecución y financiamiento de los planes, programas, proyectos, obras y acciones, requeridas para la vivienda y el hábitat.

Con la nacionalización del Banco de Venezuela, el gobierno dispondrá de una plataforma moderna de intermediación financiera, que permitirá direccionar los recursos del ahorro privado hacia sectores estratégicos de la producción interna, especialmente al sector construcción.

• Sector agropecuario y de seguridad y soberanía alimentaria

En el ámbito agropecuario se atenderán los requerimientos agrícolas vegetales, animales, forestales, pesqueros y acuícolas, así como operaciones de financiamiento para adquisición de insumos, infraestructura, tecnología, transporte, mecanización, almacenamiento y comercialización de productos alimenticios. Por otra parte, se brindará una salud agrícola integral a animales, vegetales, productos y subproductos, a fin de promover la seguridad y soberanía alimentaria, y la participación popular a través de la formulación, ejecución y control de políticas, planes y programas para prevención, control y erradicación de plagas y enfermedades.

En el marco de la Ley Orgánica de Seguridad Alimentaria, se prevé seguir realizando esfuerzos importantes para establecer las Reservas Estratégicas de Alimentos, como medida de protección y provisión permanente de rubros esenciales para toda la población de la Nación.

Para ello, se aprueban Planes Excepcionales para el abastecimiento de alimentos de la cesta básica, materia prima para la elaboración de alimentos y otros productos agroalimentarios de primera necesidad, cuyo objetivo es garantizar la soberanía alimentaria y el acceso oportuno y permanente de los alimentos, en especial a los ciudadanos de menos recursos, mediante la agilización de compras nacionales e internacionales, privilegiando la producción nacional en la búsqueda de un abastecimiento estable. De igual forma, se desarrollan campañas e inspecciones por parte del el Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios (Indepabis), a fin de evitar el acaparamiento y especulación, en todos los niveles de las cadenas de producción y distribución de alimentos y productos.

Entre los acuerdos que ha realizado la República Bolivariana de Venezuela en el ámbito internacional, se destaca en primer lugar, el de Seguridad y Soberanía Alimentaria con los países miembros de Petrocaribe y el Alba, Alba Alimentos; cuyo objetivo principal es establecer el marco institucional para crear la iniciativa regional Alba-Alimentos, y coadyuvar al desarrollo de las partes que un proceso amplio y sostenido de cooperación, complementariedad e integración, requiere para garantizar el fiel cumplimiento de dicho convenio. En segundo lugar, se proyecta el acuerdo complementario al Acuerdo Marco de Cooperación con la República Socialista de Vietnam, orientado a promover la cooperación en materia acuícola y vegetal referente a la siembra de arroz asociada con peces, la siembra de variedades híbridas de arroz, la instalación de granjas comunitarias para la producción de arroz, la construcción de cincuenta (50) lagunas y siembra de alevines.

Entre las líneas estratégicas se destacan: desarrollo de acciones que conduzcan a elevar la producción de alimentos de manera sustentable, para el abastecimiento nacional de cada una de las partes; fortalecimiento de sectores productivos; acceso oportuno a bajos precios de los insumos para los pequeños y medianos productores; incremento de las capacidades de intercambio de productos agrícolas entre los países de la región a través de una política fito zoosanitaria común; fortalecimiento de las capacidades en innovación agrícola en ciencia y tecnología bajo los principios de la sustentabilidad y participación de los productores, movimientos campesinos, comunidades indígenas originarias y afrodescendientes; y desarrollo de los sistemas de distribución e intercambio de insumos y productos agrícolas.

En tercer lugar, se tiene el Convenio Básico de Cooperación Técnica en Materia Agraria, con el Gobierno de la República Federativa de Brasil, con el objeto de profundizar la cooperación científica y tecnológica, a través de la realización de programas y proyectos conjuntos, sobre la base de los principios de igualdad, respeto mutuo de la soberanía y reciprocidad de ventajas.

- **Desarrollo en materia energética**

El Gobierno Bolivariano en pro de dar continuidad al desarrollo de los sectores energéticos, enfocará sus esfuerzos en consolidar a Venezuela en una potencia energética mundial, con políticas adecuadas al logro de la integración, especialmente con América Latina y el Caribe. En este sentido, las políticas presupuestarias en esta materia estarán orientadas hacia los siguientes aspectos:

- Continuar fortaleciendo las actividades de generación, transmisión, distribución y atención del usuario del servicio eléctrico en las diferentes instancias a nivel nacional
- Mantener la regulación, supervisión y gestión del servicio energético
- Ampliar y mejorar la distribución de la energía en el país, para satisfacer el incremento de la demanda interna de electricidad. Mediante la asignación de recursos previsto en la Ley de Endeudamiento 2010, a la Corporación Eléctrica Nacional (Corpoelec), se dará continuidad al desarrollo de los proyectos relacionados con el incremento de la capacidad de generación de energía eléctrica a nivel nacional
- Promover el desarrollo endógeno, así como la participación del Poder Comunal y de las Empresas de Producción Social además de las cooperativas en las actividades del servicio eléctrico
- Realizar seguimiento y garantizar el uso eficiente de los combustibles para la generación de energía eléctrica y evaluar el desempeño del sistema de generación y transmisión
- Promover el uso eficiente de la energía e implantar un programa nacional de eficiencia energética; entre otros aspectos.

La República Bolivariana de Venezuela con el fin de afianzar el gran objetivo antes propuesto, celebró convenios internacionales en materia energética, los cuales se describen seguidamente:

- Acuerdo complementario al Convenio Básico de Cooperación Técnica en el Sector Eléctrico, con el Gobierno de la República Federativa de Brasil, bajo las siguientes modalidades: intercambio de información científica y tecnológica, desarrollo de generación, transmisión y distribución de energía eléctrica, y elaboración de programas de estudios, capacitación y formación para el entrenamiento de profesionales y técnicos del sector eléctrico.
- Acuerdo Marco de Colaboración con el Gobierno del Reino de España, a los fines de consolidar las relaciones industriales, tecnológicas y comerciales, bajo los principios de complementariedad, solidaridad y reciprocidad entre las partes. Este acuerdo permitirá evaluar las oportunidades de cooperación bilateral en toda la cadena de valor de los hidrocarburos, en energías renovables y en los programas de eficiencia energética, con la finalidad de definir las áreas específicas de cooperación que permitan suscribir un acuerdo complementario en materia económica y energética.
- Convenio de Cooperación con el Gobierno de la Federación de Rusia, con el objeto de establecer las prioridades para la cooperación en materia de petróleo, gas y energía eléctrica, que representen eficiencia económica y tecnológica para ambos

gobiernos. Entre los aspectos más relevantes se señalan: la búsqueda, el estudio, la exploración y la explotación de yacimientos de petróleo y gas; refinación y mejoramiento de crudos; comercialización de petróleo, productos refinados y gas en los mercados internacionales; construcción, modernización y explotación de las instalaciones petroleras y gasíferas, incluyendo oleoductos, gasoductos y refinerías; cooperación técnico-científica, intercambio de experiencia e introducción de tecnología moderna en el área de extracción, procesamiento y transporte de petróleo y gas; entre otros aspectos.

- **Proyectos y misiones sociales**

La política social liderada por los proyectos y misiones sociales, constituye el núcleo central de la política del Gobierno Revolucionario. El objetivo principal de dicha política, apuntala a combatir la desigualdad social que existe en la sociedad venezolana, y responde a las necesidades humanas. Es por esto, que las misiones y los proyectos sociales aportan soluciones a problemas urgentes e importantes de los ciudadanos, los cuales van dirigidos a superar la pobreza y la exclusión social.

Desde sus inicios, estos proyectos y misiones han arrojado resultados positivos, con logros concretos en términos de mejoría en la calidad de vida de la población económicamente más vulnerable. En este sentido, se prevé mantener las misiones como componente importante del gasto social, teniendo en cuenta que su ejecución y continuidad, será examinada de acuerdo al esquema de revisión, rectificación y reimpulso, planteado por el Comandante Presidente de la República.

A los fines de lograr una mejor coordinación de la ejecución y control de las Misiones Sociales, para el año 2010 se prevé una centralización de los recursos destinados para tal fin, en el Fondo para las Misiones. En el cuadro 4-1 que se exhibe a continuación se muestra la distribución de las asignaciones presupuestarias, vale la pena señalar que el resto de las misiones no enumeradas en el referido cuadro, continuarán ejecutándose con recursos propios de los entes que tienen la tutela de las mismas.

Así mismo, se mantendrá la estrategia de "Plena Soberanía Petrolera", que se ejecuta a través de Pdvsa, permitiendo direccionar recursos de la renta petrolera hacia el gasto social mediante el respaldo directo a las misiones; así como el financiamiento indirecto de los proyectos de inversión social y reproductiva, mediante dos mecanismos de triangulación. El primero involucra a Petróleos de Venezuela (Pdvsa), Banco Central de Venezuela (BCV), Fondo de Desarrollo Nacional, S.A (Fonden); y el segundo, referido a Pdvsa, Banco de Desarrollo Económico y Social de Venezuela (Bandes), Fondo Chino.

CUADRO 4-1
FONDO PARA LAS MISIONES
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

ORGANISMOS	MONTO
Misiones centralizadas en el Ministerio del Poder Popular del Despacho de la Presidencia	**2.768,2**
Ministerio del Poder Popular para la Educación	
• Fundación Misión Samuel Robinson	301,8
Ministerio del Poder Popular para Relaciones Interiores y Justicia	
• Fundación Misión Identidad	20,0
Vicepresidencia de la República	
• Fundación Misión Milagro	20,0
Ministerio del Poder Popular para la Educación Superior	
• Fundación Misión Sucre	495,0
Ministerio del Poder Popular para las Industrias Básicas y Minería	
• Fundación Misión Piar	2,6
Ministerio del Poder Popular para la Energía y Petróleo	
• Misión Barrio Adentro Deportivo	36,4
Ministerio del Poder Popular para la Cultura	
• Fundación Misión Cultura	54,3
Ministerio del Poder Popular para la Salud	
• Fundación Misión Barrio Adentro	841,5
Ministerio del Poder Popular para las Comunas y Protección Social	
• Fundación Misión Negra Hipólita	283,4
• Fundación Misión "Che Guevara"	254,2
Ministerio del Poder Popular para la Mujer y la Igualdad de Género	
• Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez"	713,2
Misiones ejecutadas por otros Órganos	**2.856,5**
Ministerio del Poder Popular para la Alimentación	
• Misión Alimentación	2.700,6
– Plan Excepcional de Seguridad Alimentaria (PESA - CASA)	1.878,3
– Fundación Programa de Alimentos Estratégicos	822,3
Ministerio del Poder Popular para las Comunas y Protección Social	155,9
• Misión "Dr. José Gregorio Hernández"	53,1
• Misión Niños y Niñas del Barrio	102,8
TOTAL	**5.624,7**

Durante el último trimestre del año 2009, se formalizó el reimpulso de la Misión Barrio Adentro, fundamentado en la incorporación de nuevos médicos al Sistema Nacional de Salud Pública. Este hecho se afianzará en el año 2010, dándole reimpulso a la misión en sus tres etapas, Barrio Adentro I para la atención ambulatoria, Barrio Adentro II referida a los centros de diagnóstico integral, y Barrio Adentro III que se enfoca en la reestructuración y ampliación de los hospitales existentes en el país. Y por último se presenta Barrio Adentro IV, que abarca la construcción de nuevos centros hospitalarios de atención especial, como el Cardiológico Infantil. El mecanismo más importante de la Misión Barrio Adentro, es que busca incorporar todos los niveles de atención a la salud, en forma moderna, gratuita y humanitaria.

- **Afianzamiento del sector educativo y de salud**

El Ejecutivo Nacional para el año 2010 continuará con la incorporación de proyectos estratégicos como: la consolidación del Sistema Educativo Bolivariano, mediante una base curricular coherente con los preceptos constitucionales; la modernización, mejoramiento y dotación de las instituciones educativas en espacios idóneos para la enseñanza y la práctica democrática, participativa y protagónica; la consolidación de los sistemas nacionales de supervisión y de formación del personal docente, para garantizar la ejecución de políticas que conduzcan al fortalecimiento del proceso educativo bolivariano; el desarrollo, dotación e implementación de herramientas vinculadas a los procesos de aprendizaje, que sirven de apoyo a la labor docente en los ambientes educativos; la extensión de la cobertura de la matrícula escolar a toda la población, con énfasis en los excluidos; la incorporación de tecnologías de la información y la comunicación al proceso educativo; el desarrollo de la educación intercultural bilingüe; la atención a la población excluida del sistema educativo como la población indígena y los discapacitados; entre otros proyectos.

En cuanto a la educación superior se proseguirá con el desarrollo de planes, proyectos y programas, orientados a la creación de una sociedad nueva, que ha de gestar su propio modelo: el socialismo del siglo XXI. En este sentido, se continuarán desarrollando acciones encaminadas a: perfeccionar el nuevo sistema de incorporación a la educación superior, mediante el Registro Único del Sistema Nacional de Ingreso a la Educación Superior (Rusnies); a profundizar el nuevo sistema de asignación de becas; a fortalecer la Misión Alma Mater, como una de las vías para garantizar equidad social y espacios para educar en valores socialistas, realizando reformas curriculares y procurando los espacios físicos acordes con las características de las instituciones a crear o a transformar; a fortalecer el Programa Internacional de Medicina Integral Comunitaria y de la Fundación Alejandro Próspero Reverend, mediante la formación de médicos integrales comunitarios, con el propósito de garantizar el derecho a la salud; a crear un registro de unidades y servicios de atención a las personas con discapacidad; a instrumentar una política de inserción socio-productiva universitaria y su aplicación en los diferentes ámbitos de acción, enmarcada en la vinculación orgánica entre la formación académica y el desarrollo socio-productivo nacional; entre otros.

Las políticas presupuestarias en materia de salud, tendrán como norte lo enunciado en la Constitución de la República Bolivariana de Venezuela, en cuanto a la obligatoriedad que tiene el Estado en garantizar a los ciudadanos el derecho a la salud. Para ello, se promoverán y desarrollarán acciones tendentes a elevar la calidad de vida, el bienestar del colectivo y el acceso a los servicios. En este sentido, el Ministerio del Poder Popular para la Salud orientará sus esfuerzos a la consolidación del Sistema Público Nacional de Salud, dando prioridad a la promoción de la salud y a la prevención de las enfermedades, garantizando tratamiento oportuno y rehabilitación de calidad.

Como política social se fortalecerá y seguirá impulsando la ejecución de proyectos bandera como: Misión Barrio Adentro, Plan Nacional de Vacunación, Plan de Salud Indígena, proyecto de fortalecimiento de la red de suministro y distribución de medicamentos, entre otros.

- **Equidad e igualdad de género**

El presupuesto para el ejercicio económico-financiero 2010, continuará estableciendo iniciativas sensibles a la equidad de género, enmarcadas dentro de los esfuerzos del Estado en atención a las necesidades y especificaciones de las mujeres y hombres que permitan superar las inequidades existentes entre ellos y propiciar la igualdad de condiciones y resultados.

En este sentido, en el año 2009 se creó el Ministerio del Poder Popular para la Mujer y la Igualdad de Género, el cual tiene a su cargo la rectoría de las políticas públicas, planes, programas y proyectos, para impulsar la participación de las mujeres en el Poder Popular y garantizar el ejercicio de sus derechos, establecidos en la Constitución de la República Bolivariana de Venezuela.

En este orden de ideas, se prevé la asignación de recursos financieros que permitan incorporar a las mujeres al nuevo modelo socio-productivo socialista, a fin de respaldar la igualdad, la paridad de género, la inclusión en el sector laboral superando la sociedad patriarcal y de clase que permita disminuir toda forma de desigualdad. Se destaca especial atención a las mujeres expuestas a situación de exclusión social, discriminación, explotación y violencia, para promover un modelo productivo socialista con igualdad y equidad de género en la socialización de los medios de producción y en el establecimiento de relaciones económicas de producción.

Igualmente, se promoverán programas, planes y proyectos orientados al desarrollo integral de la mujer, conjuntamente con el sector privado, los Consejos Comunales y las comunas, y en coordinación con el Ministerio del Poder Popular para las Comunas y Protección Social.

En general la pretensión del Ejecutivo Nacional, es la incorporación de la mujer en los escenarios relacionados con la cultura, economía, educación, política, tecnología, entre otros, donde el ejercicio de sus derechos constituyan el bastión fundamental, para modificar los patrones socioculturales de conductas entre los hombres y las mujeres, con miras a alcanzar la eliminación de los perjuicios y las prácticas consuetudinarias y de cualquier otra índole que estén basados en la idea de superioridad o inferioridad de cualquiera de los sexos.

4.3 Pautas definidas para la formulación del presupuesto de gasto y aplicaciones financieras

El presupuesto de gastos y aplicaciones financieras de la República, constituye un importante instrumento de la gestión gubernamental, que permite concretar mediante acciones puntuales bajo la técnica del presupuesto por proyecto, los lineamientos estratégicos propuestos, con lo cual se pretende mejorar la efectividad en la distribución y asignación de los recursos fiscales.

Para el año 2010 dicho presupuesto asciende a Bs. 159.406,1 millones, los cuales representan el 17,8 por ciento del PIB. El financiamiento del mismo está conformado por recursos ordinarios por Bs. 124.072,5 millones equivalentes al 13,8 por ciento del PIB; proyectos por endeudamiento Bs. 4.948,5 millones (0,6% del PIB); deuda pública Bs. 10.293,1 millones (1,1% PIB); gestión fiscal Bs. 20.000,0 millones (2,2%) y otras fuentes por Bs. 92,0 millones.

El total del presupuesto se distribuye de la siguiente manera: Bs. 97.294,1 millones (10,9% del PIB) para los gastos administrables, Bs. 56.192,4 millones (6,3% del PIB) para las disposiciones legales predeterminadas por la Constitución y las leyes, Bs. 4.948,5 millones (0,6% del PIB) para proyectos por endeudamiento, y Bs. 971,1 millones para los proyectos sociales especiales y convenios de cooperación internacional centralizados en el Ministerio del Poder Popular para Economía y Finanzas.

Los recursos que se destinan para el gasto administrable están orientados a cubrir las necesidades operativa de de los Órganos de la República y de algunos de sus Entes Descentralizados sin fines empresariales; así como la ejecución de los proyectos destinados al fortaleciendo de los sectores educación, salud, vivienda, agrícultura, entre otros, principalmente a través de las misiones sociales, que coadyuvan a la modelización de la nueva estructura social, y cuyos objetivos están enfocados, primordialmente en mejorar la formación y aumento de los niveles educativos, acceso a la vivienda y a los servicios urbanos, aumento de la eficiencia del sistema integral de salud pública y fortalecimiento de la participación ciudadana en todos los ámbitos del vida social. El cuadro siguiente muestra los órganos de la República que reflejan mayores porcentajes de participación, en dicho gasto administrable.

CUADRO 4-2
GASTOS ADMINISTRABLES POR ORGANISMOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

ORGANISMOS	MONTO	PORCENTAJE TOTAL ADMINISTRABLE
Ministerio del Poder Popular para Economía y Finanzas	2.836,3	2,9
Ministerio del Poder Popular para la Defensa	8.484,3	8,7
Ministerio del Poder Popular para la Educación	23.628,4	24,3
Ministerio del Poder Popular para el Trabajo y Seguridad Social	11.554,0	11,9
Ministerio del Poder Popular para Relaciones Interiores y Justicia	2.419,2	2,5
Ministerio del Poder Popular para la Agricultura y Tierras	2.142,1	2,2
Ministerio del Poder Popular para la Educación Superior	10.629,3	10,9
Ministerio del Poder Popular del Despacho de la Presidencia	3.322,6	3,4
Ministerio del Poder Popular para la Alimentación	2.854,7	2,9
Ministerio del Poder Popular para la Salud	9.329,5	9,6
Ministerio del Poder Popular para las Obras Públicas y Vivienda	5.714,3	5,9
Ministerio del Poder Popular para las Comunas y Protección Social	2.157,5	2,2
Resto de órganos	12.221,9	12,6
TOTAL	**97.294,1**	**100,0**

En cuanto a las disposiciones legales (Bs. 56.192,4 millones), se destacan los aportes para la cancelación de servicio de la deuda por Bs. 16.807,7 millones, con una participación del 29,9 por ciento del total previsto para dichas disposiciones; y las transferencias a gobernaciones y alcaldías por Bs. 35.662,5 millones, por concepto de Situado Constitucional, Asignaciones Económicas Especiales y Fondo Intergubernamental para la Descentralización. Estas últimas están orientadas a cubrir los gastos de funcionamiento de las entidades federales así como permitir una mayor coordinación con el Ejecutivo Nacional de los proyectos de inversión a los fines de procurar una mayor eficacia y eficiencia en el uso de los recursos.

Es importante destacar la aprobación de la Ley Especial sobre la Organización y Régimen del Distrito Capital, como entidad político-territorial de la República con territorio, personalidad jurídica y patrimonio propio, con un régimen especial de gobierno dentro de los límites de la Constitución de la República Bolivariana de Venezuela; y a la cual el Ejecutivo Nacional transferirá directamente los recursos financieros, bajo la figura de situado constitucional, subsidio de capitalidad y las asignaciones económicas especiales.

Ahora bien, merece especial atención definir el gasto de funcionamiento y el gasto por inversión, que pretende ejecutar el Gobierno Bolivariano.

- **Para los gastos de funcionamiento**

  Para el presupuesto del año 2010, continuarán prevaleciendo los criterios de racionalización del gasto, mediante una justa distribución de los recursos, en función de la planificación de las necesidades prioritarias. A tal fin, para los gastos de funcionamiento se orientan principalmente a:

  - Atender la incidencia generada por el incremento del salario mínimo según Decreto N° 6.660 del 30/03/2009 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.151 del 01/04/2009, en el cual se plantea un aumento del 20 por ciento del mismo para las trabajadoras y los trabajadores del país. Igualmente, se prevé dicho aumento en las asignaciones para los pensionados y jubilados, la incidencia generada en las prestaciones sociales por antigüedad y los demás compromisos laborales convenidos en los contratos colectivos

  - Abstención en lo referente a la creación de nuevos cargos, suplencias y contratación de personal

  - Racionalización del gasto en la adquisición de materiales y suministros necesarios para el buen funcionamiento de las instituciones públicas; así como lo relacionado con la contratación de los servicios de terceros

  - Previsión de los recursos correspondientes al pago por concepto de los servicios básicos, y ajustar el consumo de acuerdo a lo presupuestado para tal fin

  - Restricción en los gastos por relaciones sociales, publicidad, diversión y esparcimiento, propaganda, asesoría de imágenes, escoltas y las comitivas de viajes

  - Adecuada redistribución de los recursos financieros, tomando en cuenta la reorganización institucional planteada en el año 2009, de acuerdo a las necesidades de los órganos de la República, que permita cumplir con las funciones del Estado

  - Cumplir con la transferencia de recursos a los Entes adscritos, que coadyuve en primer lugar, a atender sus gastos operativos y en segundo lugar, a mantener la política social emanada del Ejecutivo Nacional, impartida a través de los proyectos y misiones sociales

- Revisión exhaustiva de las asignaciones por concepto de subsidios, ayudas y donaciones, a fin de hacer efectivo el otorgamiento de los recursos a las personas e instituciones que lo requieran

- Prioridad en el mantenimiento y reparaciones menores de equipos e infraestructura.

- **Para los gastos de inversión**

Los lineamientos trazados en materia de asignación presupuestaria para gastos de inversión están referidos a:

- Consideración de las pautas establecidas en el Programa Operativo Anual Nacional, el cual específica alta preferencia por las obras y los proyectos en ejecución, primordialmente los que finalizarán en el año 2010

- Privilegiar aquellos proyectos que representen un efecto multiplicador importante en el nivel de empleo, en el marco de la concepción estratégica del desarrollo endógeno

- Financiar la construcción de obras públicas, en especial aquellos proyectos agrícola, ambientales, energético, de transporte, entre otros, definidos en la Ley Especial de Endeudamiento

- Adquirir activos como mobiliario y equipo de oficina; equipos, paquetes y programas de computación; que permitan a los Órganos de la República el cumplimiento de las funciones que les han sido encomendadas.

4.3.1 Vinculación presupuestaria a los Lineamientos del Plan Operativo Anual Nacional (POAN)

La concreción de las directrices estratégicas establecidas en los Lineamientos Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, enmarcada dentro del Proyecto Nacional Simón Bolívar 2007-2021; depende de la capacidad de vinculación del presupuesto al Plan Operativo Anual Nacional (POAN), como instrumento de planificación de corto plazo, y cuya definición está bajo la tutela del Ministerio del Poder Popular para la Planificación y Desarrollo.

Los lineamientos específicos del POAN 2010, que definieron los proyectos contenidos en el presupuesto 2010, fueron los siguientes:

- Prioridad por aquellos proyectos ya iniciados y que finalizan en el año 2010

- Incorporación de los proyectos que cuentan con el aval técnico-político del Gabinete Territorial, por su consideración sobre el carácter estructural e intermedio, de acuerdo a los ejes de desarrollo, especialmente los orientados al fortalecimiento de las cadenas productivas y de las potencialidades locales

- Mantenimiento de los proyectos pertenecientes a las líneas de seguridad y soberanía alimentaria, y los asociados a las cadenas de la construcción, especialmente viviendas

- Inclusión de proyectos relacionados con la disminución de la dependencia de las importaciones de bienes y servicios

- Continuidad de los proyectos relacionados con las misiones sociales y los orientados al cumplimiento de las metas del milenio

- Incorporación y mantenimiento de proyectos orientados a la recuperación de la infraestructura eléctrica nacional en las áreas de generación, transmisión y distribución; así como los que promuevan el uso eficiente de la energía y de fuentes alternas con perspectiva ambientalista

- Definición y declaración de la actividad estadística de los proyectos dentro del POAN, articulada con el sistema estadístico del Instituto Nacional de Estadística (INE)

- Cumplimiento del Plan de Simplificación de los Trámites Administrativos de los procesos medulares, a fin de mejorar la calidad de los servicios y reducir los tiempos de respuesta; en observancia del Decreto con Rango, Valor y Fuerza de Ley de Simplificación de Trámites Administrativos

- Planificación de los proyectos con la transversalización en los poderes públicos a fin de incorporar el reconocimiento de Equidad de Género, que propicie la igualdad de condiciones, de acuerdo los lineamientos referido por el Instituto Nacional de la Mujer.

En términos generales, para la asignación presupuestaria se procedió al establecimiento del límite de incremento porcentual, sobre la base del presupuesto aprobado para el 2009, de forma tal, que la asignación de la cuota para cada organismo y ente, estuviese ajustada de acuerdo a la realidad de su ejecución y nuevos proyectos a emprender.

El presupuesto de la República y Entes Descentralizados sin fines empresariales, recoge un total de 1.442 proyectos y acciones centralizadas, de los cuales:

- 433 proyectos y acciones centralizadas corresponden a la República

- 1.109 proyectos y acciones centralizadas, serán ejecutadas por parte de los Entes.

De acuerdo a los criterios establecidos por el Ministerio del Poder Popular para la Planificación y Desarrollo, en la aprobación de proyectos para el año 2010, las directrices estratégicas que abarcan la mayor proporción de los proyectos, están referidas a la Construcción de la Suprema Felicidad (55,7%), el Establecimiento de un Nuevo Modelo Productivo Socialista (16,5%), la Profundización de la Democracia Protagónica y Revolucionaria (12,1%) y la Construcción de la Nueva Geopolítica Internacional (6,8%). Es importante destacar, que dentro de la estructura del presupuesto por proyectos, las acciones centralizadas (categoría presupuestaria que permite la administración de los recursos asignados a los gastos que garantizan el funcionamiento de la Institución; y el cumplimiento de otros compromisos del Estado), representan una proporción del 1,4% de la referida estructura.

A continuación, se muestra el gráfico que recoge la distribución porcentual de proyectos, según directriz estratégica:

Gráfico N°4-1
Asignación de Proyectos por Directrices Estratégicas
(Estructura porcentual)
Año 2010


Construcción de la Suprema Felicidad 55,7%
Profundización de la Democracia Protagónica Revolucionaria 12,1%
Establecimiento de un Modelo Productivo Socialista 16,5%
Construcción de una Nueva Geopolítica Nacional 6,8%
Convertir a Venezuela en una Potencia Energética Mundial 2,7%
Avanzar hacia la Nueva Etapa en la Geopolítica Internacional 1,6%
No Aplica 1,4%
Desarrollo de la Nueva Ética Socialista 3,2%

4.3.2 Avances en la incorporación del principio de equidad de género a la técnica de presupuesto por proyecto

El alcance del desarrollo sostenible e incluyente bajo la visión del proyecto socialista, pasa por crear las condiciones que permitan superar las desigualdades de género en todos los ámbitos la vida social.

En este sentido, la perspectiva de género dentro del presupuesto público consiste en incorporar gradualmente, la formulación de proyectos que consideren las necesidades y especificidades de la población femenina y masculina, a fin de mejorar la eficiencia en la asignación y direccionalidad de los recursos presupuestarios de manera diferenciada, y trabajar sobre situaciones concretas que permitan solventar las inequidades existentes entre los géneros, en función de los diagnósticos que realizan los Órganos competentes en la materia.

Dentro del Plan de Articulación de Presupuestos Sensibles al Género, para la elaboración del Proyecto de Presupuesto 2010, se consideraron los lineamientos derivados de las mesas técnicas de trabajo que llevó a cabo el Instituto Nacional de la Mujer conjuntamente con el Banco de Desarrollo de la Mujer, el Ministerio del Poder Popular para la Planificación y Desarrollo, el Ministerio del Poder Popular para Economía y Finanzas, la Oficina Nacional de Presupuesto y el Instituto Nacional de Estadística.

Estos lineamientos están dirigidos a fortalecer la formulación de proyectos (enunciados y acciones específicas), de forma tal, que reflejen las problemáticas de género existentes por áreas, así como las soluciones brindadas para la superación de inequidades dentro de la visión de igualdad de género.

En este sentido, la directriz específica se fundamentó en incorporar a la formulación del presupuesto, todos los proyectos capaces de contener la perspectiva de género en sus objetivos específicos y metas, especialmente los dirigidos a atender las siguientes áreas: salud, prevención de violencia, educación, vivienda; participación ciudadana, seguridad social, empleo y alimentación.

La inclusión de proyectos y de metas sensibles al género en el presupuesto, constituye una herramienta de gestión pública con un criterio matricial, que abarca asistencia por género a todos los niveles (niño, niña adolescente, adulto y adulto mayor), en diversos aspectos del quehacer social (alumnos, amas de casa, militar, etc.), en diferentes estratos sociales (indigentes, hogares pobres, hogares medios, etc.) y por espacios geográficos del país.

Para ello los organismos involucrados en la formulación de los proyectos y del presupuesto 2010, tomaron en consideración los aspectos que se mencionan a continuación:

- **En el sector salud:**

  La prevención, promoción y protección de la salud, considerando que gran parte de las enfermedades de hombres y mujeres son prevenibles si existe un diagnóstico oportuno. Por lo que se hace necesario, el requerimiento de campañas de concientización, promoción de la salud, jornadas médicas, entren otras, a fin de incidir en la reducción de la morbi-mortalidad, así como disminuir los gastos por atención y el descongestionamiento de centros de salud.

  En este sentido, los Organismos implicados en la promoción, prevención, protección y atención de la salud, realizaron la formulación de sus proyectos con enfoque de género, a fin de incidir de forma diferenciada y en función de las necesidades específicas de las mujeres y de los hombres, ubicados en su contexto territorial y cultural. Los proyectos desde la perspectiva de género en esta materia, son los referidos a la planificación familiar, salud sexual y reproductiva, jornadas de prevención y vacunación y de salud integral, entre otras, en la búsqueda de lograr disminuciones importantes en los índices de mortalidad materna e infantil.

  Asimismo, se requirieron de proyectos con énfasis en la atención, en función de hacerle seguimiento y tratamiento a las enfermedades diagnosticadas por género, a fin de disminuir las tasas de mortalidad por sus diversas causas y evaluar la cobertura de los recursos (bienes, servicios, recurso humano).

- **En el ámbito de la violencia:**

  Los aspectos que se consideraron están orientados a la promoción y divulgación de las leyes, a la prevención, atención y sanción de la violencia de género y la violencia general: violencia intrafamiliar o doméstica (violencia de la pareja, maltrato infantil, a los adultos y adultas mayores), violencia de calle que ataca más directamente a los hombres, violencia juvenil que afectan a ambos géneros desde perspectivas diferentes. Esta medida contribuirá al cumplimiento de la Ley Orgánica de los Derechos de la Mujer a una Vida Libre de Violencia, la Ley de Igualdad de Oportunidades, la Convención para la Eliminación de todas las formas de Discriminación contra las Mujeres (Cedaw) y demás instrumentos legales de origen internacional suscritos por Venezuela.

- **En el sector educación:**

  Se busca la incorporación, permanencia y culminación de todos los niveles y modalidades educativas de hombres y mujeres por igual, que nos permitan avanzar en el cumplimiento de los objetivos de desarrollo del Milenio, en los cuales se ha puesto especial énfasis en la necesidad de garantizar el derecho de las personas a la educación.

- **En el ámbito de la participación ciudadana:**

  Se hace necesario el acceso de mujeres y hombres en igualdad de oportunidades y condiciones, en los ámbitos de participación política, económica, social, cultural, ecológica, tecnológica e informativa y comunitaria, tales como la creación y fortalecimiento de organizaciones de base, empresas de producción social, redes populares de usuarias y usuarios, núcleos de desarrollo endógeno, cooperativas, entre otras figuras.

- **En el sector de seguridad social y empleo:**

  Los aspectos a considerar están referidos a la promoción e incorporación de mujeres y hombres al trabajo, en igualdad de condiciones, (a igual trabajo, igual remuneración) en todos los sectores, en la formación al trabajo y la incorporación a la seguridad social, el cumplimiento de las leyes que protegen a los trabajadores y trabajadoras y la inclusión de personas con discapacidad.

En este sentido, para el año 2010, se continúa avanzando en la concepción y aplicación de de la política fiscal pro-equidad de género en Venezuela, y aunque se observa una disminución respecto al número de proyectos que presenta la apertura de las metas por género, la misma obedece a una mejor definición de los proyectos respecto al género, en función de la experiencia iniciada en el año 2009.

Por lo cual, dentro del presupuesto por proyectos para el año 2010, se están considerando 24 proyectos sensibles al género a nivel de la República y 165 por parte de los Entes Descentralizados sin fines empresariales; y cuyas metas establecen beneficiar a una población de 59.320.478 ciudadanas y 37.098.070 ciudadanos (estás cifras incluyen el número de asistencia de persona más de una vez al año, así como la sumatoria de las metas de diferentes proyectos sobre una misma población). El mayor número de atención a la población femenina obedece a los correctivos, que los proyectos con incidencia en el género buscan solucionar, según los lineamientos emanados del Ministerio del Poder Popular para la Planificación y Desarrollo y el Instituto Nacional de la Mujer para el año 2010.

De igual manera, se utiliza en este apartado la oportunidad de presentar la formulación presupuestaria de la Administración Pública Nacional (APN), para levantar los diagnósticos de los trabajadores, referente al equilibrio de género a nivel de cargos y remuneraciones.

Esta información posteriormente, es utilizada por las instituciones acreditadas en la materia conjuntamente con el Ministerio del Poder Popular para la Planificación y Desarrollo, a fin de que permitan emprender las acciones y correctivos necesarios.

A continuación en los cuadros N° 4-3 y 4-4, se exponen los resultados obtenidos del levantamiento de la discriminación de número de cargos por género y las remuneraciones promedio, como nuevo elemento de estudio dentro de la información suministrada por cada uno de los Organismos de la Administración Pública Nacional.

CUADRO N° 4-3
RESUMEN DE CARGOS POR TIPO DE GÉNERO
ÓRGANOS DE LA REPÚBLICA – AÑO 2010

	(Número de Personas)				(Promedio Mensual en Bs.)		
Cargos	**Masculino**	**Femenino**	**Vacantes**	**Cantidad**	**Básico**	**Compen.**	**Total**
Personal Fijo a Tiempo Completo	**281.893**	**399.488**	**26.976**	**708.357**	**1.064**	**104**	**1.168**
Directivo	2.721	3.183	1.112	7.016	4.944	87	5.031
Parlamentario	156	26	0	182	4.506	0	4.506
Profesional y Técnico	18.404	36.581	6.719	61.704	1.952	305	2.257
Personal Administrativo	28.938	84.726	8.333	121.997	840	231	1.071
Personal Docente	40.606	155.069	3.260	198.935	974	0	974
Personal de Investigación	12.260	3.986	0	16.246	1.154	91	1.245
Personal Médico	5.558	6.402	1.364	13.324	1.480	18	1.498
Personal Militar	95.211	22.189	0	117.400	1.271	0	1.271
Obrero	78.039	87.326	6.188	171.553	662	144	806
Personal Fijo a Tiempo Parcial	**65.837**	**101.275**	**8.287**	**175.399**	**786**	**1**	**787**
Directivo	1	0	0	1	0	0	0
Profesional y Técnico	209	211	48	468	842	288	1.130
Personal Administrativo	281	343	2	626	970	3	972
Personal Docente	64.601	100.264	8.178	173.043	784	0	784
Personal Médico	186	123	59	368	717	28	745
Obrero	559	334	0	893	1.035	0	1.035
Personal Contratado	**17.719**	**22.730**	**2.645**	**43.094**	**1.423**	**0**	**1.413**
Directivo	129	142	35	306	1.572	0	1.572
Profesional y Técnico	6.894	9.718	1.780	18.392	2.153	0	2.153
Personal Administrativo	5.574	7.333	607	13.514	890	0	890
Personal Docente	747	1.138	77	1.962	1.073	0	1.073
Personal de Investigación	20	6	0	26	3.422	0	3.422
Personal Médico	1.307	1.699	0	3.006	1.257	0	1.257
Obrero	3.177	2.836	181	6.194	523	0	523
Totales	**365.449**	**523.493**	**37.908**	**926.850**	**1.028**	**80**	**1.108**

CUADRO N° 4-4
RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES AÑO 2010

	(Número de Personas)				(Promedio Mensual en Bs.)		
Cargos	**Masculino**	**Femenino**	**Vacantes**	**Cantidad**	**Básico**	**Compen.**	**Total**
Personal fijo a tiempo completo	**103.780**	**128.823**	**18.876**	**251.479**	**1.442**	**129**	**1.571**
Directivo	3.770	4.203	862	8.835	2.524	177	2.701
Profesional y técnico	34.344	47.554	8.044	89.942	1.650	136	1.786
Personal administrativo	15.977	33.726	4.082	53.785	1.072	138	1.209
Personal docente	10.431	11.922	395	22.748	2.243	118	2.362
Personal de investigación	716	637	9	1.362	1.646	227	1.873
Personal médico	4.103	6.376	2.549	13.028	1.742	28	1.770
Obrero	34.439	24.405	2.935	61.779	942	130	1.072
Personal fijo a tiempo parcial	**4.558**	**5.900**	**1.480**	**11.938**	**958**	**65**	**1.023**
Profesional y técnico	460	835	159	1.454	1.446	191	1.637
Personal administrativo	71	60	39	170	704	27	731
Personal docente	3.698	3.069	687	7.454	780	8	788
Personal médico	144	1.071	591	1.806	1.359	172	1.532
Obrero	185	865	4	1.054	899	116	1.015
Personal contratado	**67.742**	**85.068**	**7.808**	**160.618**	**962**	**1**	**963**
Directivo	234	217	32	483	5.663	17	5.680
Profesional y técnico	14.358	20.026	2.680	37.064	1.536	5	1.541
Personal administrativo	7.017	10.119	1.298	18.434	1.545	1	1.546
Personal docente	38.026	45.633	2.110	85.769	532	0	532
Personal de investigación	187	173	134	494	4.168	0	4.168
Personal médico	4.414	6.995	961	12.370	1.067	0	1.067
Obrero	3.740	2.122	625	6.487	848	3	851
Totales	**176.080**	**219.791**	**28.164**	**424.035**	**1.246**	**79**	**1.326**

En los cuadros precedentes se observa que tanto para los Órganos de la República, así como para los Entes Descentralizados sin fines empresariales, el número de personas del sexo femenino ocupa un número mayor de cargos, en relación al personal del sexo masculino, destacándose inclusive los niveles directivos; con las excepciones de los cargos de parlamentarios, investigadores, militares y obreros contratados.

Capítulo 5

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

EXPOSICIÓN DE MOTIVOS 2010

Capítulo 5 PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

5.1 Aspectos Generales

La garantía de acceso a los más altos estándares de bienestar social en materia alimentaria, habitacional, educativa, de seguridad y defensa, entre otras, muy especialmente, de los sectores mas desposeídos de la sociedad venezolana, sigue siendo el principal horizonte del Gobierno Bolivariano que encabeza el Comandante Presidente Hugo Rafael Chávez Frías.

Esa visión humanista de la administración de los recursos públicos, sin perder de vista la eficiencia en la aplicación de los mismos, continúa presente en el engranaje de las políticas públicas, que en tal sentido, espera adelantar el Ejecutivo Nacional durante el ejercicio fiscal 2010.

Como todo proyecto que se cimienta sobre bases sólidas, la acción de Gobierno que se espera adelantar a través de los diferentes Órganos del Estado y sus Entes adscritos, estará sustentada en la previsión del financiamiento adecuado en términos de cantidad, oportunidad y estabilidad. Por tal razón, para las estimaciones de ingresos y fuentes de financiamiento 2010, además de haberse tomado en cuenta las reformas y reestructuraciones internas que le impactan, se consideraron los efectos foráneos asociados a los cambios económico-financieros que tuvieron lugar a nivel global.

La paulatina recuperación experimentada por los principales mercados financieros internacionales a partir del segundo semestre del año 2009, ha derivado en la progresiva restitución de los ritmos de crecimiento económico de las principales economías del mundo. Bajo ese contexto se espera que durante el ejercicio fiscal 2010 la economía global se reactive, no a los niveles que se venía proyectando antes de la debacle financiera de comienzos del segundo semestre del 2008, pero si a un ritmo más moderado y sostenido, que permitirá encaminar la actividad económica mundial hacia la consecución de las metas de crecimiento planeadas.

Para el ejercicio fiscal 2010 se estarán generando discretas expectativas de recuperación del ritmo de la demanda global de petróleo y sus derivados, cuyos niveles si bien representarán cierta mejoría con respecto a la situación observada al cierre del año 2009, no alcanzarán los horizontes de consumo que permitan presuponer una expresa y consistente tendencia hacia el alza de los precios del crudo, sino más bien, la estabilización de los mismos en torno al comportamiento promedio observado.

El año 2010 se presenta con perspectivas favorables en el mercado petrolero internacional, como consecuencia de la recuperación económica a nivel mundial, la cual puede apreciarse en la evolución positiva mostrada por los principales índices bursátiles a nivel mundial. Sin embargo, las empresas petroleras no han invertido lo suficiente para mantener y/o aumentar la capacidad tanto de producción como de refinación.

Por otra parte, la situación geopolítica sigue confusa en cuanto a que los conflictos en Irak y Afganistán no tienen visos de terminar; asimismo, las conversaciones en el Medio Oriente, específicamente con Irán, siguen estancadas. Estos factores políticos aunados a la debilidad del dólar frente al euro, inciden en la volatilidad del mercado.

Los factores indicados anteriormente llevan a pronosticar que para el ejercicio fiscal 2010 la tendencia de los precios no se orientará excesivamente al alza. Estadísticamente la mejor predicción de precios futuros es el precio actual; sin embargo, subyacen factores de riesgo y volatilidad en el mercado que llevan al Gobierno a proponer de manera prudente en el Proyecto de Ley de Presupuesto 2010 un precio promedio de 40$/bl para la cesta petrolera venezolana, la cual vale mencionar está conformada en una alta proporción por crudos pesados y extra pesados.

Con este precio promedio, el Gobierno Nacional estima percibir ingresos fiscales petroleros, que aunados a la generación de rentas internas no petroleras le permitirán financiar gran parte de la totalidad de egresos necesarios para acometer todos aquellos objetivos estratégicos planificados para el corto plazo. La proyección de Ingresos Corrientes Ordinarios asciende a Bs. 124.072,6 millones.

El desempeño de la actividad económica dentro de nuestras fronteras, apunta hacia la consolidación de los factores productivos, sobre la base de perfiles de crecimiento económico viables, para los cuales se ha considerado una recuperación económica moderada pero sustentable, alineada con los procesos de revisión y reordenamiento administrativo que apuntalan el logro de mayores y mejores niveles de eficiencia, tanto en la generación de rentas internas, como en su equitativa distribución. En tal sentido, se privilegiarán todas aquellas actividades que propicien el desarrollo endógeno.

El restante financiamiento del Proyecto de Ley de Presupuesto 2010 (Bs. 35.333,5 millones), tendrá su origen en la obtención de fuentes de financiamiento, entre las cuales destacan, la disminución de deudas de cuentas por rendir a corto plazo y el endeudamiento público, cuya aplicación se dirigirá a honrar los compromisos de la República por concepto de pago del servicio de la deuda pública, a mantener la continuidad de proyectos de inversión reproductiva y al complemento de la gestión administrativa de los Entes públicos.

En suma, la proyección del monto total de recursos para el Proyecto de Ley de Presupuesto 2010, alcanza a la cantidad de Bs. 159.406,1 millones.

A continuación se muestra la distribución por rubro, así como su peso específico en relación a la totalidad del financiamiento de la República.

CUADRO N° 5-1
INGRESOS Y FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PARTICIPACIÓN PORCENTUAL
A. INGRESOS CORRIENTES	**124.072,6**	**77,8**
A.1 INGRESOS CORRIENTES ORDINARIOS	**124.072,6**	**77,8**
I. Ingresos Petroleros	**39.428,2**	**24,7**
1. Impuesto Sobre la Renta (ISLR)	6.719,8	4,2
2. Ingresos del Dominio Petrolero	28.408,4	17,8
3. Dividendos de Petróleos de Venezuela, S.A. (Pdvsa)	4.300,0	2,7
II. Ingresos del Hierro	**40,3**	**0,0**
III. Ingresos por Otros Minerales	**56,0**	**0,0**

CUADRO N° 5-1
INGRESOS Y FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PARTICIPACIÓN PORCENTUAL
IV. Ingresos Internos	**84.548,1**	**53,1**
1. Impuestos	**83.753,7**	**52,6**
1.1. Impuesto Sobre la Renta - Otras Actividades	25.002,2	15,7
Impuesto Sobre la Renta a Otras Personas Jurídicas	19.485,7	12,2
Impuesto Sobre la Renta a Personas Naturales	5.516,5	3,5
1.2. Impuesto al Valor Agregado (Neto)	43.167,7	27,1
1.3. Impuestos de Importación	6.733,0	4,2
1.4 Impuestos de Licores	1.661,8	1,0
1.5. Impuestos de Cigarrillos	5.043,8	3,2
1.6. Impuesto al Consumo de Gasolina y Otros Derivados del Petróleo	1.073,6	0,7
1.7. Impuestos Varios	1.071,6	0,7
2. Ingresos por Tasas	**562,6**	**0,4**
2.1. Servicios de Aduana	394,4	0,3
2.2. Timbres Fiscales	72,1	0,0
2.3. Otras Tasas	96,1	0,1
3. Ingresos de la Propiedad	**0,5**	**0,0**
3.1. Alquileres	0,5	0,0
4. Otros Ingresos	**231,3**	**0,1**
B. FUENTES DE FINANCIAMIENTO	**35.333,5**	**22,2**
B.1 DISMINUCIÓN DE OTROS ACTIVOS FINANCIEROS	**92,0**	**0,1**
1. Disminución de Deudas de Cuentas por Rendir a Corto Plazo (Reintegros)	92,0	0,1
B.2 INCREMENTO DE PASIVOS	**35.241,5**	**22,1**
1. Proyecto de Ley Especial de Endeudamiento Anual 2010	**35.241,5**	**22,1**
1.1. Proyectos por Endeudamiento	4.948,5	3,1
1.2. Servicio de la Deuda Pública	10.293,0	6,5
1.3. Gestión Fiscal	20.000,0	12,5
TOTAL	**159.406,1**	**100,0**

Gráfico Nº 5-1
Ingresos y Fuentes de Financiamiento
(Porcentaje de participación de los ramos de ingresos con respecto al total)
Año 2010


1/ Incluye ingresos del hierro y otros minerales
Porcentajes
60,0
50,0
40,0
30,0
20,0
10,0
0,0
24,7
53,1
1/
22,2
Ingresos Corrientes Petroleros
Ingresos Corrientes Internos
Fuentes de Financiamiento
Conceptos

5.2 Ingresos Corrientes Ordinarios

5.2.1 De Origen Externo

- **Ingresos Petroleros**

De acuerdo al ordenamiento legal vigente que rige la contribución fiscal petrolera, la Ley Orgánica de Hidrocarburos, la Ley Orgánica de Hidrocarburos Gaseosos y la Ley de Impuesto sobre la Renta (ISLR) y siguiendo los objetivos planteados en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, en el Plan Siembra Petrolera y cumpliendo con los enunciados de la política de Plena Soberanía Petrolera, en el Proyecto de Ley de Presupuesto 2010 se programaron ingresos fiscales petroleros por Bs. 39.428,2 millones, participando con un 24,7 por ciento del total de recursos y un 31,8 por ciento de los ingresos corrientes ordinarios.

Los ingresos del dominio petrolero (regalías e impuesto superficial, de extracción y de registro de exportación) se encuentran establecidos en los artículos 44 y 48 de la Ley Orgánica de Hidrocarburos y en el artículo 34 de la Ley Orgánica de Hidrocarburos Gaseosos, mientras que las tarifas del ISLR que deben pagar las empresas petroleras y las filiales de Petróleos de Venezuela S.A. (Pdvsa), están señaladas en los artículos 52 y 53, literal b de la ley que rige la materia. De igual manera, las proyecciones de ingresos petroleros reflejan las directrices fundamentales de los planes estratégicos de la Nación como son el uso soberano de los hidrocarburos extraídos en el país para impulsar el desarrollo pleno de Venezuela, mediante el apoyo económico a las misiones, a las empresas de producción social y a las cooperativas, lo que permite una mejor distribución de la renta petrolera dirigida, en mayor proporción, a las clases sociales de menores recursos y la consolidación de la integración energética a nivel regional y mundial, a través de iniciativas como la Alternativa Bolivariana para las Américas, el impulso de Petroamérica y, específicamente, de las propuestas Petrocaribe, Petrosur y Petroandina, cuyo propósito primordial es la firma de convenios de cooperación energética que pretenden garantizar a la región el suministro de crudos y productos con un financiamiento preferencial a los países menos favorecidos.

En el mismo orden de ideas, el Gobierno Nacional ha firmado convenios bilaterales con Rusia, Irán, Bielorusia, Siria y China, entre otros países, que favorecen a las naciones contratantes e impulsan el desarrollo de Venezuela, para convertir a la Nación en una potencia energética mundial. Dentro de los acuerdos de cooperación firmados, destaca el Fondo Conjunto Chino-Venezolano que permite el suministro de hidrocarburos de Pdvsa a China, para recibir recursos que serán utilizados en proyectos de infraestructura, de desarrollo social y cualquier otro proyecto de interés común.

De igual manera, el Ejecutivo Nacional, siguiendo el lineamiento de colocar los recursos petroleros al servicio del Estado, continúa apoyando actividades como las que desarrolla el Fondo de Desarrollo Nacional, mediante los aportes que realizan Pdvsa y el Banco Central de Venezuela (BCV), con la finalidad de optimizar la inversión productiva y social y el manejo de la deuda pública. Los recursos que maneja el Fonden son utilizados en el financiamiento de proyectos de infraestructura, ambiente, salud, energía, industrias básicas, educación, defensa, agricultura, atención a situaciones especiales y estratégicas.

Por otra parte, las previsiones de ingresos petroleros deben considerar los factores de carácter externo que afectan las decisiones en materia petrolera. El principal acontecimiento que se tomó en cuenta para la realización de estas estimaciones tiene que ver con la crisis económico-financiera que se produjo a finales del año 2008 y que ocasionó el desplome de los precios de realización de los hidrocarburos. Muchos analistas financieros visualizan que el fin de la crisis ya se produjo, por lo que se espera un crecimiento económico mundial moderado para el año 2010, en este sentido, se prevé un aumento en la demanda de crudos y productos, principalmente, de los grandes consumidores (China e India). De igual manera, se consideraron otros elementos que influyen en la volatilidad de los precios del petróleo, tales como: los movimientos especulativos de los precios de los instrumentos financieros asociados al precio del petróleo, que se efectúan en las bolsas de valores internacionales, la continua debilidad del dólar frente a otras monedas fuertes como el euro, los fenómenos climáticos (huracanes) que ha ocasionado grandes daños a las instalaciones petroleras situadas en el Golfo de México, la búsqueda de fuentes alternativas de energía más económicas y que generen efectos menos adversos en el clima y la situación geopolítica que presentan países como Irán e Irak, entre otros.

Las variables volumétrico-financieras que respaldan las estimaciones de la contribución fiscal de origen petrolero para el Proyecto de Ley de Presupuesto del ejercicio fiscal 2010 se previeron de acuerdo con los factores analizados anteriormente y bajo las decisiones que proceden de la Organización de Países Exportadores de Petróleo, de la cual Venezuela es miembro activo.

A continuación, se pueden observar los recursos que aportará la industria petrolera durante el ejercicio fiscal 2010:

CUADRO N° 5-2
INGRESOS PETROLEROS

PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PARTICIPACIÓN PORCENTUAL
Impuesto sobre la Renta (ISLR)	6.719,8	17,0
Ingresos del Dominio Petrolero	28.408,4	72,1
Dividendos de Pdvsa, S.A.	4.300,0	10,9
TOTALES	**39.428,2**	**100,0**

Fuente: Pdvsa

- ## Ingresos del Sector Minero

El Ministerio del Poder Popular para las Industrias Básicas y Minería, tiene como competencia fundamental la formulación de políticas, estrategias y planes relacionados con el desarrollo y consolidación de un nuevo modelo productivo en las industrias básicas y mineras del país.

En este sentido, dichas políticas se proyectan hacia la comprensión y satisfacción integral de los sectores productivos que le competen, para ello el Ministerio del Poder Popular para la Industrias Básicas y Minería se plantea ejercer acciones a fin de generar un esquema de desarrollo endógeno y soberano en los procesos de extracción, manufactura y comercialización de los minerales y materias primas que se producen en el país.

Cabe destacar, que los recursos mineros y materias primas, como lo son el hierro, bauxita, diamantes, feldespato, fosfato, oro, cristal de la roca, cuarzo, mineral niquelífero, laterita ferruginosa entre otros, revisten de una importancia estratégica para la generación de nuevas cadenas de transformación de bienes y servicios con mayor valor agregado nacional, recursos que redundan en mayores ventajas comparativas para los productos terminados en los últimos eslabones de las cadenas industriales.

Por otra parte, en el marco del Plan Socialista Guayana 2009-2019, el Ejecutivo Nacional orienta su acción hacia el redimensionamiento de los sistemas productivos de las industrias básicas y mineras, a fin de incentivar la participación de los trabajadores. En este plan se contempla la creación de la Corporación Socialista de Aluminio, mediante la cual se pretende lograr una mayor integración del sector y así potenciar las cadenas productivas teniendo presente el saneamiento ambiental y el mejoramiento de las condiciones laborales de los trabajadores de ese sector.

Es por ello, que el Ministerio para el Poder Popular para las Industrias Básicas y Minería, se orienta hacia la transformación de un nuevo modelo productivo, como una vía para socializar el negocio en el que se desarrolla la actividad minera, mediante la continua incorporación de las empresas de producción socialistas, a fin de convertirlas en empresas altamente productivas, capaces de encadenar los procesos de transformación aguas abajo, así como transferir recursos de uso que requiere de un altísimo componente de producción y un mayor nivel de desarrollo.

De tal manera, que el Ejecutivo Nacional por intermedio del Ministerio del Poder Popular para las Industrias Básicas y Minería se ha dispuesto fortalecer las industrias básicas, y así contribuir a la consolidación del esquema de producción, al cual se incorpora el nivel descentralizado de dicho ministerio conformado por la Corporación Venezolana de Guayana y las empresas básicas bajo su tutela, el Instituto Nacional de Geología y Minería y la Fundación Piar. Dichos entes son corresponsables de la ejecución de todas aquellas acciones orientadas a la consecución de los altos estándares de productividad que demanda el logro de un desarrollo económico sostenido, asociado a la actividad minera.

Bajo esta perspectiva, el Ministerio para el Poder Popular para las Industrias Básicas y Minería para el año 2010 estima recaudar Bs. 96,3 millones, conformados por Bs. 40,3 millones provenientes de los ingresos del hierro y Bs. 56,0 millones que corresponden a los ingresos por otros minerales.

- **Ingresos del Hierro**

  En el sector relacionado al hierro, la cartera ministerial de las empresas básicas y minería ha venido concentrando esfuerzos con el propósito de lograr afectaciones positivas sobre varias áreas asociadas al mismo, dentro de las que destacan a la extracción de hierro y la producción de acero y aluminio, así como el mejoramiento de la infraestructura. En cuanto a lo productivo, resalta la puesta en vigencia del Decreto N° 3.895, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.271 de fecha 13/09/2005, que tiene por objeto garantizar el suministro de materias primas y productos semielaborados, provenientes de las industrias básicas que permitan abastecer la cantidad y calidad requerida por el mercado interno a menores precios y estableciendo condiciones de pago más justas, garantizando las oportunidades de entrega a fin de incentivar la producción de bienes intermedios y finales con alto valor agregado generados en el país y requeridos por el mercado tanto nacional como internacional.

  De igual forma, con la creación de la Compañía Nacional de Industrias Básicas cuyo objetivo fundamental es impulsar la industrialización y el desarrollo aguas abajo en diferentes áreas asociadas al sector del hierro y del acero, se espera consolidar los planes diseñados para brindar el apoyo necesario que demandan aspectos estratégicos como son, el adelanto de obras asociadas a la infraestructura productiva del sector, el control de la producción de pellas y briquetas, así como la consolidación de la industria naval y el sector ferroviario, que ha tenido gran auge en los últimos años.

  En función de la eficiente ejecución de los planes y propósitos antes indicados, cuya acción derivará en el incremento de la productividad de las empresas del sector, el Ministerio del Poder Popular para las Industrias Básicas y Minería estima aportar al Erario Nacional en el ejercicio económico-financiero 2010 Bs. 40,3 millones representados por la recaudación del impuesto de explotación sobre el hierro, toda vez que continúe el desenvolvimiento positivo de este importante sector de la economía y del cumplimiento de los acuerdos internacionales suscritos con varios países a nivel mundial, dentro de los que destacan las naciones que integran la Alternativa Bolivariana para América Latina y el Caribe y del Mercado Común del Sur.

- **Ingresos por Otros Minerales**

El aporte fiscal para el año 2010 por concepto de otros minerales asciende a Bs. 56,0 millones. En este monto se agrupan los ingresos por impuesto de explotación sobre otros minerales que incluye: carbón, níquel, laterita ferruginosa, cristal de roca, feldespato y bauxita por Bs. 38,0 millones representando el 67,9 por ciento del total de ingresos de este ramo, así como el aporte fiscal por el impuesto de explotación sobre oro, plata, platino y otros metales asociados a este último por Bs. 16,8 millones (30,0 por ciento del total de los ingresos de otros minerales) y finalmente el resto de los ingresos por Bs. 1,2 millones, constituido por el impuesto de explotación sobre diamante y demás piedras preciosas (Bs. 1,0 millones) y ventajas especiales mineras (Bs. 0,2 millones).

Es de hacer notar, que dada la nueva visión social del estado venezolano promovida por el Comandante Presidente Hugo Rafael Chávez Fría, el Ministerio del Poder Popular para las Industrias Básicas y Minería ha efectuado una profunda revisión y reestructuración de su rol regulador en lo atinente al otorgamiento de concesiones y permisos para la explotación de diamantes y oro, en aras de proteger el ecosistema en el que se encuentran estos importantes minerales para así evitar la destrucción ambiental de la que ha sido objeto durante muchos años. Precisamente esa fue la razón fundamental por la que se creó la Fundación Piar como ente regulador en esta materia.

Dentro del sector minero, la Fundación Piar tiene planteado como objetivo fundamental la promoción de los procesos de organización socio - política del pequeño minero en estructuras productivas, las cuales deben servir de instrumento de participación protagónica para el logro y consolidación de los asentamientos territoriales en nuevos espacios geográficos, a fin de ejercer la soberanía y la explotación de los recursos minerales de la Nación con criterios racionales y de conservación ambiental.

En este sentido, el Ministerio del Poder Popular para las Industrias Básicas y Minería para el año 2010 tiene previsto desplegar estrategias que permitan relacionar de manera complementaria y efectiva la explotación minera, el desarrollo industrial y el desarrollo social, sin menoscabar la generación de recursos que por este concepto se estime ingresarán al Tesoro Nacional.

5.2.2 De Origen Interno

Para el Proyecto de Ley de Presupuesto 2010, el Ejecutivo Nacional prevé que ingresará al Tesoro de la República la cantidad de Bs. 84.548,1 millones provenientes de la recaudación de las rentas de origen interno a través de la aplicación de impuestos, tasas y otros gravámenes aplicados a este sector de la economía. La contribución de este rubro de recursos se estima representará 53,1 por ciento del total de ingresos y fuentes de financiamiento y 68,1 por ciento de los ingresos corrientes ordinarios. Esta categoría fiscal estará constituida por Bs. 83.753,7 millones procedentes de la recaudación de impuestos, Bs. 562,6 millones que corresponderán al pago de tasas, Bs. 0,5 millones serán ingresos de la propiedad y Bs. 231,3 millones de otros ingresos ordinarios.

El conjunto de relaciones económicas, políticas y sociales que caracterizan la Venezuela de hoy, es el resultado del desarrollo de ciertas condiciones materiales, donde la renta petrolera ha desempeñado un papel de primer orden como fuente de ingresos para financiar los distintos proyectos nacionales que han estructurado las élites políticas y económicas del país. Es por esto, que hasta hace algunos años hablar del pago de impuestos en Venezuela era casi utópico. No existía una infraestructura eficiente y moderna para la recaudación de los escasos tributos que existían ni tampoco la mínima cultura tributaria, la cual hoy día está en ascenso gracias a la activa campaña desarrollada en tal sentido; por otra parte, la cancelación de impuestos era vista como un problema casi exclusivo de las empresas, debido a que las exenciones para las personas naturales eran tan numerosas y la supervisión de la recaudación casi inexistente, que prácticamente solo una minúscula porción de los particulares cancelaba impuestos.

Es a raíz de la reforma impositiva y las dificultades que atraviesa el país en materia económica, que el peso de los ingresos provenientes de las rentas internas es cada vez más importante y la frase de "ahora el petróleo eres tú", impuesta tras la creación del Servicio Nacional Integrado de Administración Tributaria (Seniat) cobra mayor vigencia, logrando que el Estado y los contribuyentes comprendan, que la renta petrolera no puede ser eternamente, el cimiento sobre el que se basan los gastos de la nación.

Por tal motivo la cruzada tributaria, impulsada especialmente por el Seniat, para obtener mayores ingresos provenientes de las rentas internas ha avanzado con resultados satisfactorios en los últimos años, evidenciándose en el monto de ingresos internos bajo su jurisdicción que se estiman en el Proyecto de Ley de Presupuesto 2010, los cuales tienen una participación del 51,8 por ciento del total de recursos de la República y del 66,1 por ciento de los ingresos corrientes ordinarios.

Las constantes reformas en materia tributaria basadas en la simplificación de los tributos, el fortalecimiento del control fiscal y la creación de normas que han hecho más transparente la recaudación y administración de los recursos tributarios, han resultado en la creación de eficientes políticas impositivas dirigidas a reducir enérgicamente los índices de evasión fiscal y la consolidación del sistema de finanzas públicas, basado primordialmente en los impuestos derivados de la actividad productiva del sector no petrolero.

Con similar importancia dentro de los ingresos originados en el sector interno de la economía, se encuentra la contribución que al total de recursos de la República realizan los impuestos y tasas provenientes del sector telecomunicaciones bajo responsabilidad de la Comisión Nacional de Telecomunicaciones (Conatel); y los impuestos al consumo propio y general de la gasolina y otros derivados del petróleo, cuya administración recae directamente sobre el Ministerio del Poder Popular para la Energía y Petróleo.

Basado en el sostenido crecimiento que ha experimentado el sector telecomunicaciones durante los últimos años, sobre todo por el auge que ha tenido en la población el ofrecimiento de diversos servicios de valor agregado, el Gobierno Bolivariano de Venezuela espera ahondar en la revisión del universo de sujetos pasivos tanto públicos como privados pertenecientes a este sector, previendo la introducción de procedimientos que faciliten a dichos contribuyentes los procesos de autoliquidación y pago del impuesto y de la tasa por servicios de telecomunicaciones, y de otras contribuciones establecidas en la Ley Orgánica de Telecomunicaciones.

Sobre la base de los ajustes presupuestarios efectuados a la Ley de Presupuesto 2009, en virtud de la caída del precio de realización del petróleo, que llevó a reformular los ingresos petroleros, la proyección de los recursos fiscales del Proyecto de Ley de Presupuesto 2010 se efectuó partiendo de la imperiosa necesidad de incrementar la recaudación de los ingresos de origen no petrolero; para ello, se concentraron esfuerzos a fin de aumentar la efectividad de la recaudación de los tributos, promover la sanción a los evasores y establecer disminuciones en las tasas de impuestos. Las constantes reformas a las leyes tributarias, son en la actualidad, la herramienta de que dispone el Ejecutivo Nacional para mejorar el actual escenario fiscal de la Nación, sentando sólidas bases que permitan en un futuro alcanzar el óptimo comportamiento de las políticas tributarias, como elemento clave para toda recuperación económica y por ende social.

Seguidamente se detallan los rubros que integran los ingresos corrientes ordinarios originados en el sector interno del país.

- **Impuestos**

  Por concepto de impuestos se estima que para el ejercicio fiscal 2010 ingrese al Tesoro Nacional la cantidad de Bs. 83.753,7 millones lo que representa 52,6 por ciento de la totalidad de recursos de la República. Se indica a continuación los gravámenes que se incluyen dentro de esta clasificación económica:

CUADRO N° 5-3
IMPUESTOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	RECAUDACIÓN
Impuesto sobre la Renta Otras Actividades 1/	25.002,2
Impuesto al Valor Agregado (Neto)	43.167,7
Impuestos de Importación	6.733,0
Impuestos de Licores	1.661,8
Impuestos de Cigarrillos	5.043,8
Impuesto al Consumo de Gasolina y Otros Derivados del Petróleo	1.073,6
Impuestos Varios	1.071,6
TOTAL	**83.753,7**

1/ Incluye ISLR a otras personas jurídicas y personas naturales
Fuente: Seniat, Conatel y Pdvsa.

Gráfico N° 5-2
Distribución porcentual de la Recaudación por Impuestos
Año 2010


Impuesto al consumo de gasolina y otros derivados del petróleo
1,3%
Impuestos varios
1,3%
Impuestos de cigarrillos
6,0%
Impuestos de licores
2,0%
ISLR otras actividades
29,9%
Impuestos de importación
8,0%
IVA (Neto)
51,5%

- **Impuesto sobre la Renta Otras Actividades**

Se estima que para el ejercicio económico 2010, la Oficina Nacional del Tesoro (ONT) recaude la cantidad de Bs. 25.002,2 millones por concepto de ISLR proveniente de otras actividades distintas al sector petrolero y minero siendo su participación con respecto al total de recursos de la Nación de 15,7 por ciento. La contribución fiscal por concepto de ISLR estará constituido por Bs. 19.485,7 millones derivados de las tarifas de impuesto aplicadas a otras personas jurídicas ubicadas en el sector no petrolero del país y Bs. 5.516,5 millones provenientes del ISLR establecido por Ley para las personas naturales.

El Ejecutivo Nacional, siguiendo los lineamientos previstos en el Plan de Desarrollo Económico y Social de la Nación 2007-2013, hace uso potencial de la política fiscal como instrumento de estabilización económica para el ejercicio presupuestario 2010, abarcando una serie de medidas relativas al régimen tributario, especialmente en lo que respecta a la aplicación del ISLR, el cual es considerado como uno de los principales tributos originados dentro de las actividades desarrolladas por el sector interno del país. Entre las medidas tributarias a seguir por el Ejecutivo Nacional para el año 2010 se encuentran continuar con la implementación y reimpulso del redimensionado Plan Evasión Cero, haciendo especial énfasis en la fiscalización y recaudación a través del estudio en profundidad de la Ley referente a la aplicación de este impuesto, la ampliación de la base de declarantes del ISLR, la revisión pendiente de las causales de desgravámenes en las declaraciones de rentas, la aplicación del plan de reestructuración de los programas de exhortación al pago voluntario con énfasis en los sectores más productivos, la verificación de deberes tributarios formales y el reinicio de los procesos de fiscalización por sectores, especialmente al sector comercio.

El Seniat, como ente responsable de la administración de este impuesto, y como principal aliado en la construcción de las bases del socialismo del siglo XXI, continúa trabajando en la completa y definitiva implementación de un sistema tributario cada vez mas eficiente, orientado a la justicia y a la mejor distribución de las riquezas para el pueblo, estableciendo para ello políticas tributarias dirigidas al fortalecimiento de los impuestos directos, tales como el ISLR especialmente el establecido por la ley a las personas jurídicas representadas por el sector privado empresarial del país, haciendo que contribuyan en mayor cuantía al financiamiento del presupuesto nacional, los sectores con mayor capacidad económica, creando un país más humano, justo y solidario, cónsono con la realidad económica y social hacia la cual se enrumba la acción del Gobierno.

La Ley de Impuesto sobre la Renta (LISLR) publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.628, vigente desde el 16/02/07, señala en el artículo 1, que dicho impuesto es un tributo directo de carácter nacional, aplicado sobre las ganancias obtenidas durante el año fiscal, que se cancela al Estado a través del Seniat, Ente responsable de su recaudación y administración. De igual forma, establece que causarán impuestos los enriquecimientos anuales, netos y disponibles obtenidos en dinero o en especies. Salvo que la Ley disponga lo contrario, pagará impuestos sobre sus rentas de cualquier origen, toda persona natural o jurídica, residente o domiciliada en el país, sea que la fuente de sus ingresos esté situada dentro o fuera del país. Asimismo, cancelarán este tributo las personas naturales o jurídicas no residentes o no domiciliadas, siempre que la fuente de sus enriquecimientos esté u ocurra dentro del país, aunque no tengan establecimiento permanente o base fija en el Territorio Nacional. También están sujetas al pago de este impuesto las personas naturales o jurídicas domiciliadas o residenciadas en el extranjero que tengan un establecimiento permanente o una base fija en el país, tributarán exclusivamente por los ingresos de fuente nacional o extranjera atribuibles a dicho establecimiento permanente o base fija. Se señalan en los artículos 50 y 52 de la ley las alícuotas a cancelar por este gravamen, tarifa Nº 1 para personas naturales y tarifa Nº 2 para las compañías anónimas y contribuyentes asociados a éstas.

La tabla que se presenta a continuación muestra la recaudación que por concepto de ISLR ha percibido el Tesoro Nacional durante el período 2005-2009 y lo que se proyecta recaudar por este impuesto para el Proyecto de Ley de Presupuesto 2010.

CUADRO Nº 5-4
IMPUESTO SOBRE LA RENTA-OTRAS ACTIVIDADES 1/
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	RECAUDACIÓN
2005	7.317,4
2006	11.863,5
2007(*)	16.746,5
2008(*)	21.797,9
2009(*)	23.502,2
2010(**)	25.002,2

(*) Cifras provisionales
(**) Cifras estimadas
1/ Incluye ISLR a otras personas jurídicas y a personas naturales
Fuente: Seniat y ONT

El siguiente gráfico representa la evolución positiva que ha experimentado la recaudación de este impuesto durante los últimos 5 años y lo que se estima recaudar por dicho concepto para el año 2010.

Gráfico Nº 5-3
Impuesto Sobre la Renta Otras Actividades
(Millones de Bolívares)
Años 2005-2010


27.000
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años

- **Impuesto al Valor Agregado (Neto)**

Para el Proyecto de Ley de Presupuesto 2010 se estima que por IVA la República perciba la cantidad de Bs. 43.167,7 millones, lo cual representa 27,1 por ciento del total de recursos de la Nación y 34,8 por ciento de los ingresos corrientes ordinarios, situando a este tributo como el de mayor relevancia dentro de los impuestos aplicados a las actividades llevadas a cabo por el sector interno de la economía.

En términos económicos, el IVA es considerado un impuesto efectivo, real e indirecto, de aplicación nacional, establecido a los consumos de los contribuyentes, como demostración directa de riqueza y poder adquisitivo, el cual están obligados los sujetos pasivos a cancelar a través de las diferentes etapas del proceso económico, en proporción al valor agregado del producto; en definitiva, se refiere a un porcentaje adicional agregado al precio final de cualquier bien real e indirecto o servicio, exceptuando los establecidos por ley o decreto.

El Seniat, como ente responsable de la administración de este impuesto, estimó para el ejercicio económico 2010 un monto bruto a recaudar de Bs. 43.677,3 millones constituido por Bs. 7.260,6 millones derivados del IVA aplicado a nivel de importadores y Bs. 36.416,7 millones producto del impuesto establecido para las actividades desarrolladas a nivel de mayoristas en el sector interno de la economía.

El Impuesto al Valor Agregado (neto) que se estima en el Proyecto de Ley de Presupuesto, resulta de deducir al monto de IVA bruto reportado por el Seniat (Bs. 43.677,3 millones), los Certificados Especiales de Reintegros Tributarios (CERT) a causar durante el ejercicio fiscal 2010 (Bs. 509,6 millones).

Tal como lo establece el artículo 43 de la Ley del IVA, los CERT son títulos negociables emitidos por la República en forma electrónica, a través del Ministerio del Poder Popular para Economía y Finanzas, con la finalidad de que los contribuyentes ordinarios que realicen exportaciones de bienes o servicios de producción nacional, puedan ejercer su derecho de recuperar los créditos fiscales soportados por la adquisición y recepción de bienes y servicios, pudiendo ser utilizados de igual forma por los contribuyentes para el pago de tributos nacionales, intereses, multas, costas procesales o cualquier otro accesorio de la obligación tributaria principal, tal como lo señala el artículo 2 del Instructivo sobre el procedimiento para la Emisión, Colocación, Custodia y Manejo de los CERT en Custodia Electrónica, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.898 de fecha 15/03/04, Resolución Nº 1.534. Estos certificados deben ser registrados en el Sistema de Custodia Electrónica de Títulos del BCV y su vigencia no deberá exceder de dos (2) años a partir de la fecha de su colocación.

El artículo 1 de la Reforma Parcial a la Ley del IVA publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.632, Decreto N° 5.212 de fecha 26/02/07 establece la creación de un impuesto que grava la enajenación de bienes muebles, la prestación de servicios y la importación de bienes, aplicable en todo el territorio nacional, que deberán cancelar las personas naturales o jurídicas, comunidades, sociedades irregulares o de hecho, los consorcios y demás entes jurídicos o económicos, públicos o privados, que en su condición de importadores de bienes, habituales o no, de fabricantes, productores, ensambladores, comerciantes y prestadores de servicios independientes, realicen las actividades definidas como hechos imponibles en la ley.

En la reciente Ley de Reforma Parcial de la Ley de Presupuesto para el ejercicio fiscal 2009 publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.147 de fecha 26/03/09 se establece una alícuota impositiva general del IVA de 12,0 por ciento con vigencia desde el 01/04/09, la cual se aplicará de igual forma para el ejercicio económico 2010. Esta medida dispuesta por el Ejecutivo Nacional, se hizo con la finalidad de solventar la caída en la recaudación de los ingresos petroleros que financiaban los proyectos llevados a cabo por el Gobierno destinados a mejorar el nivel de vida de la población tales como: el plan ferroviario, los programas de inversión en agricultura, los planes de desarrollo de energía, el mejoramiento del servicio de agua potable, etc., así como también diversificar los recursos que financian el presupuesto de la República, especialmente con un tributo considerado de fácil aplicación, real e indirecto por ser aplicado al consumo, lo cual manifiesta directamente la capacidad contributiva de la población.

De igual forma, la Ley del IVA señala el empleo de otras alícuotas aplicables a la base imponible correspondiente, tales como: una alícuota impositiva del cero por ciento (0,0%) aplicable a las ventas de exportación de bienes muebles y a las exportaciones de servicios; así como una alícuota de cero por ciento (0,0%) determinada para las ventas de hidrocarburos naturales efectuadas por las empresas mixtas, tal como lo señala el artículo 27 de la Ley. Igualmente el artículo 61 dispone la aplicación de una alícuota adicional del diez por ciento (10,0%) a las ventas u operaciones asimiladas a venta y las importaciones, habituales o no, de los bienes de consumo suntuario que se indican a continuación: vehículos o automóviles de paseo o rústicos cuyo costo sea superior a US$ 30.000,0; motocicletas de cilindradas superiores a quinientos centímetros cúbicos (500 cc), máquinas de juegos, helicópteros, aviones, avionetas y demás aeronaves de uso recreativo o deportivo, toros de lidia, caballos de paso, caviar, joyas con piedras preciosas y finalmente, una tasa diferencial de ocho por ciento (8,0 por ciento) aplicable a algunas operaciones de importación y venta de bienes y servicios establecidas en la presente ley, tal como lo determina el artículo 63. De igual forma, se mantiene el listado de bienes exentos establecidos en el artículo 18 de la Ley.

Continúan en vigencia de igual modo, las exoneraciones referentes a ciertos bienes y servicios considerados de vital importancia para la población, tales como la exoneración del pago del IVA a las operaciones efectuadas dentro del programa Transporte Público de Personas a los fines de garantizar la producción y comercialización de vehículos de transporte público de personas en un rango de precios menores a los que se cotizan actualmente en el mercado, así como la exoneración a la prestación del servicio en condiciones de calidad; de igual manera, la exoneración a la prestación de servicios independientes necesarios para la ejecución de proyectos de construcción o rehabilitación de obras viales, así como también la exoneración a las operaciones de importaciones definitivas de los bienes muebles corporales destinados exclusivamente para el Plan de Emergencia en Vivienda y Hábitat, de igual modo, se exonera del pago a las importaciones definitivas de los bienes corporales destinados exclusivamente para la construcción de viviendas e infraestructura en el país (Convenio Belarusia-Venezuela), entre otros.

En el cuadro y gráfico que se presentan a continuación puede observarse el crecimiento sostenido que muestra la recaudación de este tributo durante el período 2005-2009, y lo que se proyecta obtener durante el año 2010.

CUADRO N° 5-5
IMPUESTO AL VALOR AGREGADO (NETO)
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	RECAUDACIÓN
2005	19.474,4
2006	25.298,1
2007(*)	27.952,1
2008(*)	31.396,2
2009(*)	41.758,3
2010 (**)	43.167,7

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5-4
Impuesto al Valor Agregado (Neto)
(Millones de Bolívares)
Años 2005-2010


45.000,0
40.000,0
35.000,0
30.000,0
25.000,0
20.000,0
15.000,0
10.000,0
5.000,0
0,0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años

A pesar del incremento en la alícuota del IVA en abril de 2009 (de 9,0 por ciento a 12,0 por ciento), Venezuela continúa siendo uno de los países con la tarifa por IVA más baja de América Latina al compararse con otras naciones del continente tales como Colombia, Perú, Brasil y México, cuyas alícuotas oscilan entre 15,0 por ciento y 23,0 por ciento.

Contrario al efecto negativo que una baja alícuota del IVA podría producir en la recaudación de los tributos de origen interno, tal situación ha servido para lograr considerables incrementos, toda vez que ha estimulado el que los contribuyentes cumplan con sus deberes formales. La recaudación de IVA durante el período 2005-2009, así como la estimación 2010 refleja un comportamiento incremental sostenido. Esa evolución para este tributo certifica que el IVA es el impuesto de origen interno con mayor participación dentro del total de recursos de la República, demostrando indiscutiblemente el resultado positivo generado por los persistentes procesos de fiscalización, que en el marco del Plan Evasión Cero ha efectuado el Seniat en todos los sectores de la economía, especialmente en el sector comercio, combatiendo contundentemente la evasión y los ilícitos hechos contra la normativa tributaria.

El Estado venezolano, fundamentado en los principios de constitucionalidad, legalidad, progresividad, equidad, justicia, capacidad contributiva, no retroactividad y no confiscación, tiene como premisa fundamental el fortalecimiento del control fiscal y la introducción de normas que hagan más productivas y progresivas las cargas fiscales, que conlleven al logro consecutivo de las metas fiscales propuestas por el Gobierno Nacional, sin afectaciones excesivas a los contribuyentes.

Se muestra a continuación un cuadro y gráfico contentivos de la recaudación proveniente de las principales rentas no petroleras para el período 2005-2009 y lo que se estima percibir por dichos rubros de origen interno para el año 2010, demostrando la relevancia del IVA dentro de esta clasificación económica.

CUADRO N° 5-6
INGRESOS NO PETROLEROS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	2005	2006	2007(*)	2008(*)	2009(*)	2010(**)
Impuesto al Valor Agregado	19.474,4	25.298,1	27.952,1	31.396,2	41.758,3	43.167,7
Impuesto sobre la Renta otras actividades 1/	7.317,4	11.863,5	16.746,5	21.797,9	23.502,2	25.002,2
Renta aduanera 2/	3.945,4	5.890,4	8.653,3	8.058,9	10.637,9	7.127,4
Otros ingresos no petroleros 3/	5.104,4	5.287,5	5.304,0	8.456,4	8.981,6	9.347,1
Total ingresos no petroleros	**35.841,6**	**48.339,5**	**58.655,9**	**69.709,4**	**84.880,0**	**84.644,4**

(*) Cifras provisionales
(**) Cifras estimadas
1/ Incluye ISLR a otras personas jurídicas y a personas naturales
2/ Incluye impuestos de importación y tasa por servicios de aduanas
3/ Incluye ingresos por impuestos de licores, cigarrillos, al consumo de gasolina y otros derivados, telecomunicaciones y otros ingresos de origen interno así como ingresos del hierro y otros minerales
Fuente: Seniat, Conatel, Pdvsa, Ministerio del Poder Popular para las Industrias Básicas y Minería y ONT

Gráfico N° 5-5
Ingresos No Petroleros
(Millones de Bolívares)
Años 2005-2010


45.000
42.000
39.000
36.000
33.000
30.000
27.000
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años
IVA
ISLR otras actividades
Renta aduanera
Otros ingresos no petroleros

- **Impuestos de Importación**

Para el ejercicio fiscal 2010, se prevé que ingresarán a la Oficina Nacional del Tesoro (ONT) por concepto de este tributo, creado para gravar las actividades económicas dedicadas a la importación, la cantidad de Bs. 6.733,0 millones, cifra que representa 4,2 por ciento del total de ingresos y fuentes de financiamiento de la República y 5,4 por ciento de los ingresos corrientes ordinarios. El total que se estima por impuestos de importación incluye los recursos que provienen del impuesto de importación ordinario de bultos postales, y el impuesto interno por la importación de alcoholes y bebidas alcohólicas.

De acuerdo a las tarifas establecidas en el arancel de aduanas, se incluyen en este impuesto, los ingresos originados por la nacionalización de las mercancías clasificadas como de importación, las cuales son introducidas al territorio nacional por vía marítima, fluvial, aérea, terrestre o por correo a través de bultos postales.

El Ejecutivo Nacional a través del Seniat, como ente encargado de la recaudación y administración de esta renta, se mantiene vigilante del constante cumplimiento de la legislación y el debido mejoramiento de los procesos aduaneros que regulan este importante sector de la economía, con el fin de alcanzar de manera definitiva la completa erradicación del contrabando (Plan Contrabando Cero), la falsificación de información, la piratería, el fraude comercial, el narcotráfico y los ilícitos aduaneros que afectan el normal desenvolvimiento de la economía del país y perturban considerablemente los niveles de rendimiento de la recaudación potencial de los recursos asociados a la explotación de este sector.

A pesar del interés del Ejecutivo Nacional por fomentar mayores espacios para la producción nacional, durante el ejercicio económico 2010, con la completa modernización del Sistema Aduanero Automatizado, se espera maximizar la recaudación tributaria asociada a la importación, como resultado de la total puesta en marcha en las principales aduanas del país de este avanzado sistema computarizado y de la instalación de circuitos de inspección no intrusiva de rayos X que faciliten la inspección diaria de cientos de contenedores, lo que permitirá el seguimiento automatizado de las operaciones aduaneras y el control efectivo de la recaudación de los ingresos derivados de este sector, creando de esta manera incentivos que benefician al declarante, al optimizar los tiempos y recursos del sistema aduanero, evitando la evasión y permitiendo el cobro correcto de los respectivos impuestos. Tales propósitos se sustentan en los enunciados que establece la Ley sobre el Delito del Contrabando (Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.327 de fecha 02/12/2005), cuyo objetivo principal consiste en el fortalecimiento de la lucha contra el contrabando, el tráfico de armas, de explosivos, de sustancias narcóticas y otros ilícitos aduaneros que constantemente se intentan a través de las aduanas nacionales.

Los resultados positivos obtenidos de las medidas tributarias empleadas por el Seniat, específicamente los derivados de la aplicación del Plan Contrabando Cero en las aduanas nacionales y de la novedosa implementación de las aduanas ecológicas, ha dado origen en los últimos años al reconocimiento por parte de Organismos internacionales tales como la Organización Mundial de Comercio, el Programa de Naciones Unidas para el Desarrollo y la Organización Mundial de Aduanas; ello ha servido de estímulo necesario para que la Intendencia Nacional de Aduanas, del Seniat, como organismo encargado de la administración de los recursos aduaneros, persista en el constante cumplimiento de la legislación aduanera y en el mejoramiento de los procesos aduaneros a fin de responder a los problemas planteados ante la meta de recaudación fiscal de este ramo de ingresos, asociados a la superación de los niveles de evasión fiscal, erradicación del contrabando y de los ilícitos aduaneros, mejoramiento de los niveles de protección a las industrias, la minimización de los desequilibrios de la balanza comercial y la contribución al control de las reservas internacionales.

El Gobierno Bolivariano, enfocado en la estrategia de consolidación de los lazos de unión entre el país y aquellos que se identifican con la visión de un mundo multipolar, basado en la construcción de nuevos bloques de poder geopolíticos y mecanismos de articulación, cooperación y complementación, continúa en la búsqueda de lineamientos que impliquen nuevas formas de integración que conlleven al afianzamiento de la integración Latinoamericana y Caribeña, a través de la inclusión de Venezuela a comunidades tales como el Mercado Común del Sur y la Alternativa Bolivariana para las Américas y la futura inserción de Venezuela en el mercado común del sur (mercosur), reforzando la construcción de nuevos esquemas de cooperación económica y financiera necesarios para el apalancamiento del desarrollo integral y el establecimiento de relaciones comerciales justas en el mundo. Se espera que con estos sistemas de integración se alcance la unificación definitiva que transforme a la región en un gran bloque de comercio e integración, con mejores capacidades de negociación, resultando en una gran variedad de beneficios económicos, sociales y culturales para nuestro país tales como la eliminación de barreras arancelarias dentro del mercado común, mayor variedad de bienes finales a disposición de los consumidores, lo que representa el incremento en el bienestar de la población y mayor competencia que implica entre otras cosas, mayor calidad de los bienes y servicios ofrecidos, menores precios y una asignación de recursos más eficiente.

Bajo la premisa de que se continuará trabajando en la reforma y constante innovación de los procesos aduaneros durante el año 2010, dando continuidad al proceso de mejoramiento de las actividades aduanales, agilizando los procesos de recepción electrónica de manifiestos de carga y tránsito, el procesamiento electrónico en línea, las declaraciones de mercancías, la aplicación de técnicas modernas para la selección de las declaraciones, el control de la gestión y contabilidad aduanera, así como el control sobre el estado de las mercancías en las aduanas y la elaboración de estadísticas confiables y oportunas del comercio internacional, se espera cristalizar el objetivo de la consolidación del Sistema Aduanero Nacional.

En la tabla y gráfico que se muestran a continuación puede apreciarse el comportamiento que ha experimentado la recaudación de este impuesto durante el período 2005-2009 y lo que el Fisco Nacional prevé recaudar por este concepto para el ejercicio económico 2010:

CUADRO N° 5-7
IMPUESTOS DE IMPORTACIÓN
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	RECAUDACIÓN
2005	3.652,2
2006	5.507,4
2007(*)	7.965,5
2008(*)	7.267,0
2009(*)	9.935,0
2010(**)	6.733,0

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico N° 5-6
Impuestos de Importación
(Millones de Bolívares)
Años 2005-2010


10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años

- **Impuestos de Licores**

Se prevé que para el ejercicio fiscal 2010 ingrese al Tesoro Nacional la cantidad de Bs. 1.661,8 millones provenientes de la recaudación de esta renta, la cual representa en el Proyecto de Ley de Presupuesto 1,0 por ciento del total de ingresos y fuentes de financiamiento. El Seniat, como ente encargado de la administración de este tributo, realizó dicha estimación basándose en dos clases de impuestos; un impuesto al Precio de Venta al Público y un impuesto específico.

La Ley de reforma parcial de la Ley de Impuesto Sobre Alcohol y Especies Alcohólicas (Lisaea) publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.852 Ext., de fecha 05/10/2007 en su artículo 1 establece que, será aplicada la tarifa de este impuesto al alcohol etílico y las especies alcohólicas, de producción nacional o importadas, destinadas al consumo en el país, y que estarán obligados al pago de este tributo los productores e importadores de alcohol etílico y especies alcohólicas, tales como cervezas, vinos, aguardiente, bebidas elaboradas, entre otras. De igual manera, dicta que las alícuotas de los impuestos determinados en esta Ley podrán aumentar o disminuir hasta en 50,0 por ciento de acuerdo a lo establecido por el Ejecutivo Nacional en la Ley de Presupuesto Anual.

El Ejecutivo Nacional, pensando siempre en el bienestar de la población y preocupado por la creciente propagación de males sociales que afectan directamente a la ciudadanía en general, establece en el artículo 19 de la Ley de Impuesto Sobre Alcohol y Especies Alcohólicas, medidas de carácter impositivo, institucional y de seguridad, dirigidas a restringir la excesiva comercialización y consumo de los productos derivados de este ramo, entre las cuales se encuentra el aumento de las tarifas establecidas para el impuesto de importación y producción por concepto del precio de venta al público de las bebidas alcohólicas, nacionales e importadas, respectivamente.

Como se describe a continuación, quedan determinadas en el Título II, Capítulo I de esta Ley, las alícuotas establecidas para cada una de las especies alcohólicas de origen nacional o importado:

Artículo 11. "El impuesto sobre el alcohol etílico de producción nacional será de 0,009 de unidad tributaria por cada litro de alcohol que contenga referidos a cien grados de Gay-Lussac (100° G.L.). El impuesto sobre especies alcohólicas de producción nacional obtenidas por destilación o por la preparación de productos destilados, será de 0,0135 unidades tributarias por cada litro de alcohol que contenga referidos a cien grados de Gay-Lussac (100° G.L.). El impuesto único sobre especies alcohólicas de producción nacional, obtenidas de manera artesanal, será de 0,0054 unidades tributarias por cada litro".

Artículo 12. "El impuesto sobre cerveza nacional será de 0,0006 de unidad tributaria por litro. Las bebidas preparadas a base de cerveza quedan sujetas al impuesto que establece el artículo 11 de esta ley. Los productos de la malta y sus similares que tengan contenido alcohólico hasta un grado de Gay-Lussac (1° G.L.), no estarán gravados conforme a esta Ley".

Artículo 13. "El vino de producción obtenido por la fermentación alcohólica total o parcial del jugo del mosto de la uva u otras frutas, pagará un impuesto de 0,00015 de unidad tributaria por litro cuando su graduación alcohólica no exceda de catorce grados de Gay-Lussac (14° G.L.). Asimismo, pagarán un impuesto de 0,00015 de unidad tributaria por litro, las mistelas elaboradas por fermentación y la sangría sin adición de alcohol. Los vinos licorosos o compuestos y las sangrías adicionales de alcohol, de producción nacional, pagarán un impuesto de 0,009 de unidad tributaria por cada litro de alcohol que contenga referido a cien grados de Gay-Lussac (100° G.L.). El impuesto a los vinos licorosos o compuestos y las sangrías adicionales de alcohol, de producción nacional, obtenidas de manera artesanal, será de 0,0018 de unidad tributaria".

Artículo 14. "El alcohol etílico y especies alcohólicas que se importen pagarán los siguientes impuestos:

1. Ron y aguardiente provenientes de la caña de azúcar, el 0,012 de unidad tributaria por litro.

2. Licores amargos, secos y dulces, y otras bebidas no especificadas a base de preparaciones de productos provenientes de fermentación, el 0,0153 de unidad tributaria por litro.

3. Brandy, coñac, güisqui (whisky), ginebra y otras bebidas alcohólicas no provenientes de la caña, no especificadas, el 0,102 de unidad tributaria por litro.

4. Alcohol etílico, el 0,018 de unidad tributaria por litro, referido a cien grados de de Gay-Lussac (100° G.L.)

5. Cerveza, el 0,0025 de unidades tributarias por litro.

6. Vino obtenido por la fermentación alcohólica del jugo o del mosto de uva, cuya graduación alcohólica no exceda de catorce grados de Gay-Lussac (14° G.L.), el 0,00045 de unidad tributaria por litro.

7. Los vinos cuya graduación alcohólica sobrepasa de catorce grados de Gay-Lussac (14° G.L.), el 0,0025 de unidad tributaria por litro.

8. Vinos obtenidos por la fermentación de la pera o manzana, denominados sidra, de graduación alcohólica inferior a 7 grados Gay-Lussac (7° G.L.), 0,00045 unidades tributarias por litro.

9. Las materias primas alcohólicas destinadas a la elaboración de bebidas alcohólicas, el 0,003 de unidad tributaria por cada litro de alcohol que contenga referido a cien grados de Gay-Lussac (100° G.L.)".

Asimismo, el artículo 18 de esta ley contempla que sobre el expendio al público de especies alcohólicas nacionales o importadas, se aplicará un impuesto establecido en 0,00005 de unidad tributaria para la cerveza y en 0,0001 de unidad tributaria para las demás especies alcohólicas por litro, salvo lo previsto en el artículo 16 de la Ley. Se exceptúan de este impuesto los vinos naturales y mistelas de producción nacional. Este impuesto será pagado por los productores o importadores en el momento de la expedición de la especie alcohólica de los establecimientos productores o su retiro de las Aduanas.

Artículo 19. "Además de los impuestos anteriormente establecidos, las bebidas alcohólicas de procedencia nacional o importadas, quedan sujetas al pago de un impuesto equivalente a la cantidad que resulte de aplicar los siguientes porcentajes sobre su precio de venta al público: 15,0 por ciento para cerveza y vinos naturales y 20,0 por ciento para otras bebidas hasta cincuenta grados Gay-Lussac (50° G.L.)"

En el Proyecto de Ley de Presupuesto 2010, se estima un incremento en los recursos fiscales provenientes de esta renta de origen interno, como resultado de los constantes operativos de control y fiscalización de los principales expendios de licores nacionales; a través de la verificación permanente de los datos que en torno a los licores que ingresan al país reportan las empresas importadoras que los comercializan, constatando de esta forma el cumplimiento de los deberes formales de los contribuyentes que integran este importante sector económico.

Se aprecia en el cuadro y gráfico siguiente la tendencia creciente que ha registrado la recaudación de esta renta durante los últimos 5 años y lo que se proyecta percibirá el Fisco Nacional para el año 2010.

CUADRO N° 5-8
IMPUESTOS DE LICORES
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	RECAUDACIÓN
2005	427,0
2006	669,9
2007(*)	939,6
2008(*)	1.291,2
2009(*)	1.292,2
2010(**)	1.661,8

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5-7
Impuestos de Licores
(Millones de Bolívares)
Años 2005-2010


1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años

- **Impuesto de Cigarrillos**

Para el Proyecto de Ley de Presupuesto 2010, el Seniat, estimó que ingresará al Tesoro de la República la cantidad de Bs. 5.043,8 millones, lo cual representa 3,2 por ciento del total de recursos presupuestados para ese ejercicio fiscal. El monto proyectado recoge los recientes ajustes realizados al precio de venta al público (PVP) de las cajetillas de cigarrillos.

Son sujetos pasivos de este tributo los fabricantes o importadores del producto y la base gravable es el precio de venta al público de los cigarrillos, tabacos y picaduras; se causa este gravamen al ser producida la especie y se hace exigible al ser retirada de los establecimientos productores.

Se consideran gravados por este impuesto los cigarrillos, tabaco y picaduras para fumar, importadas o de producción nacional, destinados al consumo en el país y será responsable el Ejecutivo Nacional, de fijar el precio de venta de las especies y de elevar hasta un tercio la alícuota del impuesto en ella previsto, tal como lo establece el artículo 1 del Decreto Nº 5.619 con rango, valor y fuerza de Ley de Reforma Parcial de la Ley de Impuesto Sobre Cigarrillos y Manufacturas de Tabaco publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.852 Ext., de fecha 05/10/2007. De igual forma serán gravados por este tributo los productos de esta especie dirigidos a zonas francas, puertos libres u otros territorios sujetos a régimen especial, tal como lo dispone el artículo 4 de dicha Ley.

Según el artículo 2 de la Ley, la alícuota establecida para el pago de este tributo es de 70,0 por ciento del precio de venta al público de la especie, para el impuesto sobre cigarrillos, tabaco, y picaduras para fumar, importados o de producción nacional destinados al consumo en el país. Asimismo, el parágrafo único del mismo artículo, establece que el Ejecutivo Nacional podrá exonerar total o parcialmente del pago del impuesto aplicado al tabaco de producción nacional elaborado por la pequeña industria, siempre y cuando se cumplan los requerimientos exigidos previamente.

La acción tomada por El Ejecutivo Nacional, de incrementar la tarifa impositiva del precio de venta al público de la especie aplicada para dicho impuesto se hizo con la finalidad de desestimular y desalentar el consumo del tabaco y de otras especies similares que afectan el bienestar de la población; logrando con ello el aumento de la recaudación proveniente de esta renta fiscal de origen interno.

Para el ejercicio económico 2010, el Estado a través de la Subcomisión Anticontrabando de Tabacos y Cigarrillos y el Seniat, estima seguir con la ejecución de los Planes de Evasión y Contrabando Cero, ejerciendo una lucha frontal contra el contrabando y los ilícitos aduaneros, implementando a nivel nacional operativos de control, fiscalización y verificación de las más importantes empresas tabacaleras del país a fin de comprobar el exacto cumplimiento de los deberes tributarios y el correcto pago de los impuestos derivados de la producción e importación de esta especie.

El rendimiento reportado por la aplicación de este impuesto durante el período 2005-2009 y lo que la Oficina Nacional del Tesoro (ONT) espera recaudar por el mismo durante el año 2010, quedan reflejados en el cuadro y gráfico que se presentan a continuación.

CUADRO 5-9
IMPUESTO DE CIGARRILLOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	RECAUDACIÓN
2005	703,8
2006	931,9
2007(*)	1.364,2
2008(*)	3.246,5
2009(*)	3.998,6
2010(**)	5.043,8

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y ONT

Gráfico Nº 5-8
Impuesto de Cigarrillos
(Millones de Bolívares)
Años 2005-2010


5.500
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años

- **Impuesto al Consumo de las Gasolinas y Otros Productos Derivados del Petróleo**

Para el año 2010, el Proyecto de Ley de Presupuesto contempla ingresos resultantes del pago de los impuestos al consumo de la gasolina y de otros derivados del petróleo por la cantidad de Bs. 1.073,6 millones, de los cuales, Bs. 263,6 millones corresponden al impuesto al consumo general de las gasolinas, Bs. 793,0 millones al impuesto al consumo general de otros derivados del petróleo, Bs. 2,0 millones se derivan del impuesto al consumo propio de gasolina y

Bs. 15,0 millones proceden del impuesto al consumo propio de otros derivados del petróleo. Estos gravámenes participan con 0,7 por ciento del total de recursos.

La estimación de los tributos originados por el consumo de los derivados del petróleo tiene su base legal en la Ley Orgánica de Hidrocarburos (LOH), específicamente, en el artículo 48, numerales 2 y 3. El impuesto al consumo propio está señalado en el numeral 2 del artículo mencionado, en el cual se establece una tarifa del 10,0 por ciento del valor de los productos derivados del petróleo producidos y consumidos como combustible en las operaciones propias y calculados sobre el precio de venta al consumidor final. De igual manera, el impuesto al consumo general de los derivados de los hidrocarburos se encuentra dispuesto en el numeral 3, designando una alícuota entre 30,0 por ciento y 50,0 por ciento del precio de venta al consumidor final, por cada litro de producto vendido en el mercado interno. Adicionalmente, se determina que esta alícuota debe ser fijada anualmente en la Ley de Presupuesto, por lo que para el año 2010, la misma será de 30,0 por ciento.

Las proyecciones, en el caso de las gasolinas, consideran la comercialización de dos tipos de combustible en el mercado interno venezolano con la finalidad de adecuarse a las más avanzadas tecnologías de manufacturas de gasolinas y adaptándose a los tratados firmados por la República que buscan reducir las emisiones de gases a la atmósfera con la consecuente mejora del medio ambiente y de la salud. En línea con estas políticas, en Venezuela sólo se vende gasolina sin plomo de 91 octanos y de 95 octanos y el objetivo general es que, para contribuir con la conservación del medio ambiente, los usuarios empleen el octanaje requerido por su vehículo para lograr el buen funcionamiento del motor, mayor potencia y rendimiento del combustible. En el caso de los derivados del petróleo, en el país se comercializan diesel, fuel oil, kerosén, asfalto, parafinas, aceites lubricantes, entre otros productos.

Los recursos por impuesto al consumo que se derivan de lo establecido en la ley que rige la materia son considerados en términos brutos, en virtud de que no incluyen las subvenciones otorgadas por el Gobierno Nacional al consumo de la gasolina y diesel. Estos importantes subsidios están orientados a financiar los proyectos de sistema de control de cargas, mejoramiento de las unidades de transporte colectivo, Vivex-VAO, pasaje preferencial estudiantil, transportes masivos, gas natural para vehículos y programa nacional de transporte urbano. El ente que administra estos recursos, mediante la figura del fideicomiso, es la Fundación Fondo Nacional de Transporte Urbano (Fontur). Las inversiones que se realizan gracias al fideicomiso que maneja esta institución tienen el propósito de satisfacer las necesidades de la población venezolana, en cuanto a la disposición de sistemas de transporte superficial confiable, confortable y, sobre todo, económicamente accesibles, lo que redundará en una sociedad con mejores estándares de vida.

En otro orden de ideas, la Nación ha concretado acuerdos bilaterales para la exportación de gasolina con distintos países del hemisferio. Dentro de estas alianzas destaca el convenio firmado con Irán para exportar a ese país 20.000 barriles diarios de gasolina. Adicionalmente, el país se ha propuesto desmantelar la infraestructura para el contrabando del combustible venezolano hacia los países fronterizos, en particular, Colombia, con la finalidad de disminuir las pérdidas que generan estos negocios ilegales.

Asimismo, el Ejecutivo Nacional se ha propuesto mejorar la capacidad de refinación del país, para lo cual está ofreciendo incentivos económicos, mediante la reducción de tributos, a aquellas empresas petroleras que decidan invertir en el área de refinación.

Seguidamente, se pueden observar los recursos que se han recaudado por concepto de impuestos al consumo de gasolinas y derivados del petróleo durante el período 2005-2009, así como los recursos que se incluirán en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010:

CUADRO N° 5-10
IMPUESTO AL CONSUMO DE GASOLINAS Y OTROS DERIVADOS DEL PETRÓLEO
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	IMPUESTO AL CONSUMO GENERAL		IMPUESTO AL CONSUMO PROPIO		TOTAL IMPUESTO AL CONSUMO
	GASOLINA	OTROS DERIVADOS	GASOLINA	OTROS DERIVADOS	GASOLINA Y OTROS DERIVADOS
2005	146,0	325,8	0	0	471,8
2006	168,4	571,3	10,0	9,5	759,2
2007(*)	156,8	541,9	2,5	2,7	703,9
2008(*)	192,5	965,5	0,3	15,6	1.173,9
2009(*)	156,5	723,3	0,2	13,9	893,9
2010(**)	263,6	793,0	2,0	15,0	1.073,6

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Pdvsa, y ONT

Gráfico Nº 5-9
Impuesto al consumo de gasolinas y otros derivados del petróleo
(Millones de Bolívares)
Años 2005-2010


1.200,0
1.000,0
800,0
600,0
400,0
200,0
0,0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años
Otros Derivados
Gasolina

- **Impuestos Varios**

Se incluyen en este concepto los restantes tributos que conforman el total de impuestos provenientes del sector interno contemplados en el Proyecto de Ley de Presupuesto 2010, los cuales se ubican en Bs. 1.071,6 millones. Este rubro contiene Bs. 698,1 millones por concepto de impuesto sobre telecomunicaciones, Bs. 141,5 millones por impuesto sobre sucesiones y donaciones y demás ramos conexos y Bs. 232,0 millones por impuesto a las actividades de juegos de envite o azar.

En lo atinente al impuesto de telecomunicaciones, para el año 2010, se estima ejecutar el plan de acción diseñado para elevar el nivel de eficiencia contributiva de las rentas administradas por Conatel, en atención a lo previsto en la normativa que rige esta materia.

Dado el sostenido crecimiento que ha experimentado este sector, sobre todo por el auge que ha despertado en la población el ofrecimiento de diversos servicios de valor agregado, se espera ahondar en la revisión del universo de sujetos pasivos tanto públicos como privados, y se tiene prevista la introducción de procedimientos que faciliten a dichos contribuyentes los procesos de autoliquidación y pago.

Es por ello que para el ejercicio fiscal 2010, Conatel según lo estipulado en el artículo 147 de la Ley Orgánica de Telecomunicaciones, tiene previsto aportar a las finanzas públicas nacionales por concepto del impuesto de telecomunicaciones Bs. 698,1 millones. Dicho monto agrupa el impuesto aplicado a la radiodifusión y televisoras, a las telecomunicaciones como tal y a la telefonía móvil-celular. Los referidos impuestos serán pagados y liquidados trimestralmente dentro de los primeros quince días continuos siguientes a cada trimestre del año calendario y serán distribuidos de la siguiente manera: Bs. 166,7 millones para el primer trimestre, Bs. 168,6 millones al segundo trimestre, en el tercer trimestre Bs. 179,7 millones y finalmente Bs. 183,1 millones para el último trimestre.

Conatel estuvo adscrita hasta febrero de 2009 al extinto Ministerio del Poder Popular para las Telecomunicaciones y la Informática, pero a partir del mes de marzo del 2009 pasó a formar parte del Ministerio de Poder Popular para las Obras Públicas y Vivienda, tal como quedó establecido en la Gaceta de la Oficial República Bolivariana de Venezuela N° 39.130 de fecha 3 de marzo de 2009.

Es importante señalar, que Conatel tiene como función principal velar por la calidad de los servicios de valor agregado en telecomunicaciones prestados en el país; asociado a ello, es el ente encargado de la elaboración de planes y políticas nacionales en materia de telecomunicaciones, a fin de crear las bases que permitan la prestación de servicios de telecomunicaciones a todos los niveles y en todo el territorio venezolano, con el objeto de asegurar el acceso a la información y la consolidación de una verdadera sociedad del conocimiento.

Finalmente, es preciso destacar que Conatel se proyecta como un ente al servicio público, desarrollando proyectos entre las diferentes dependencias gubernamentales, a fin de cristalizar la integración de los servicios de telecomunicaciones.

Seguidamente, con estricto apego a lo previsto en la Ley de Impuesto Sobre Sucesiones, Donaciones y Demás Ramos Conexos, se prevé la recaudación fiscal por ese concepto, sobre la base del gravamen de las transmisiones gratuitas de derechos, por causa de muerte en el primer supuesto y por acto entre vivos espontáneo en el segundo supuesto. Es conveniente indicar, que por donación o liberalidad deberá entenderse toda transferencia unilateral, gratuita y espontánea de riqueza desde un sujeto que disminuye su patrimonio a otro que lo incrementa por efecto de la transferencia. Cuando la transferencia tiene por objeto el cumplimiento obligatorio de un deber legal, en principio, no hay acto de donación.

El hecho imponible de este impuesto, se encuentra establecido en el artículo 57 de la Ley de Impuesto Sobre Sucesiones, Donaciones y Demás Ramos Conexos, donde se expresa que los beneficiarios de donaciones de bienes muebles o inmuebles, derechos o acciones situados en el territorio nacional, quedan obligados al pago del impuesto que grava las herencias y legados. Dichos bienes comprenden también las acciones, obligaciones y títulos valores emitidos en Venezuela, y los emitidos en el exterior por sociedades constituidas y domiciliadas en el país; los mencionados bienes cuando sean emitidos en el extranjero, pero sean poseídos por personas domiciliadas en el país; los derechos y acciones que recaigan sobre bienes ubicados en el país; y los derechos personales o acreencias cuya fuente u origen se ubiquen en Venezuela. Es importante señalar, que a los fines del impuesto que se comenta, también se consideran donaciones:

- El mayor valor que en cantidad igual o superior al 20 por ciento resulte tener en el mercado el bien donado, por encima del precio indicado en el documento de transmisión, cuando el acto es entre personas unidas por parentesco hasta el cuarto grado de consanguinidad o segundo de afinidad.

- Las remisiones parciales o totales de deudas, salvo las que se convengan a favor de comerciantes en estado de atraso o de quiebra.

- Las renuncias de derechos de crédito o de herencias a favor de otras personas, cuando no pueda comprobarse su carácter oneroso y no gratuito.

Al momento de la liquidación del impuesto, el donante deberá presentar declaración jurada ante la administración tributaria, con las especificaciones reglamentarias, y practicar la autoliquidación del impuesto, cuyo pago, en principio, corresponde al donatario. Asimismo la Ley de Impuesto Sobre Sucesiones, Donaciones y Demás Ramos Conexos dispone que tanto el donante como el donatario son responsables solidario del impuesto que grave la donación y de presentarse algún incumplimiento podría ser reclamado a ambos sujetos indistintamente.

Bajo esta perspectiva, el Seniat como ente recaudador de los tributos nacionales, dentro de los cuales se encuentra incluido el impuesto sobre sucesiones y donaciones y demás ramos conexos, para el año 2010 tiene previsto como meta contribuir al Tesoro Nacional con la cantidad de Bs. 141,5 millones por este concepto, dado el rol activo y diligente que ha venido desarrollando en los últimos años en aras de mejorar los ingresos internos no petroleros de origen tributario.

Finalmente, se encuentran los recursos que se estima ingresarán al Fisco Nacional por concepto del impuesto de juegos de envite o azar cuyo monto para el año 2010 es de Bs. 232,0 millones; cuya recaudación adquiere su carácter legal con la puesta en vigencia de la Ley de Impuestos a las Actividades de Juegos de Envite o Azar a partir de abril del 2007, en la que se crea un tributo especial dirigido a todos los hechos considerados como juegos en el país.

En esta ley se abordan aspectos relacionados con las actividades de explotación, operación u organización de juegos de envite o azar, tales como: loterías, casinos, salas de bingo, máquinas traganíqueles y espectáculos hípicos, que son gravadas con un impuesto nacional. De igual forma, en la Ley de Impuestos a las Actividades de Juegos de Envite o Azar se establece que las labores de recaudación, verificación, fiscalización y control de impuestos previstas en esta legislación están reservadas al Poder Público Nacional y por ende deben ser ejercidas por el Seniat.

Las alícuotas impositivas están establecidas en el artículo 10, siendo el período de imposición de un mes calendario, destacando que a partir de la entrada en vigencia de la Ley de Impuestos a las Actividades de Juegos de Envite o Azar no aplica a estas actividades el IVA, así como el impuesto sobre juegos de envite y azar no será deducible a los efectos de la determinación del enriquecimiento global en materia de ISLR.

A continuación, se muestra un cuadro que refleja la evolución en la recaudación de los ingresos que conforman a este rubro.

CUADRO N° 5-11
IMPUESTOS VARIOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	IMPUESTO DE TELECOMUNICACIONES	SUCESIONES Y DONACIONES	ACTIVIDADES DE JUEGOS DE ENVITE O AZAR	FÓSFOROS	DERECHO DE REGISTRO INMOBILIARIO	TOTAL IMPUESTO VARIOS
2005	237,0	55,2	26,1	1,1	35,7	355,1
2006	323,3	71,6	37,0	1,6	0,0	433,5
2007(*)	300,0	114,0	90,3	1,7	0,0	506,0
2008(*)	219,4	118,5	170,5	0,7	0,0	509,1
2009(*)	578,5	126,9	176,6	1,4	0,0	883,4
2010(**)	698,1	141,5	232,0	0,0	0,0	1.071,6

(*) Cifras provisionales
(**) Cifras estimadas
Fuentes: Seniat, Conatel y ONT

El siguiente gráfico muestra el comportamiento en la recaudación de dichos impuestos durante el período objeto de estudio.

Gráfico Nº 5-10
Impuestos Varios
(Millones de Bolívares)
Años 2005 - 2010


600
500
400
300
200
100
0
Millones de Bolívares
2005
2006
2007
2008
2009
2010
Años
Derechos de registro inmobiliario
Sucesiones y donaciones
Fósforos
Telecomunicaciones
Activid. de Juegos de Envite o Azar

En conclusión, se estima que para el ejercicio fiscal 2010 el Gobierno Bolivariano trabaje perseverantemente en la construcción de un sistema tributario más eficiente y orientado a lo social, que procure la justa distribución de las cargas públicas según la capacidad económica de los contribuyentes y que propenda hacia la eficiencia tributaria orientada a la obtención de la mayor cantidad de ingresos para que el Ejecutivo Nacional continúe erradicando la exclusión social, mediante la profundización de los derechos sociales universales que le otorgue a la población en general la igualdad de oportunidades.

- ## Ingresos por Tasas

La proyección por concepto de tasas para el año 2010 se estima en Bs. 562,6 millones; cabe señalar que las tasas por definición son todos aquellos pagos que realiza la ciudadanía por la prestación de un servicio por parte del Estado. Este rubro se encuentra principalmente conformado por: servicios de aduana (Bs. 394,4 millones), los timbres fiscales (Bs. 72,1 millones) y otras tasas (Bs. 96,1 millones) representadas por servicios de telecomunicaciones; bandas de garantía, cápsulas y sellos y por último los servicios sociales y administrativos. La totalidad de estos recursos participa en 0,4 por ciento con respecto al total del presupuesto de ingresos y fuentes de financiamiento de la República Bolivariana de Venezuela.

Servicios de Aduana

En el Proyecto de Ley de Presupuesto 2010 se prevé que el Fisco Nacional recaude por tasa aduanera la cantidad de Bs. 394,4 millones, lo que constituye 0,3 por ciento del total de recursos presupuestados. La tasa por servicios de aduana forma parte de uno de los ingresos con mayor significación dentro del torrente de recursos de origen no petrolero como es la Renta Aduanera, constituida de igual forma por el impuesto de importación ordinario.

Se incluyen en esta tasa los recursos asociados al uso de los diversos servicios proporcionados por las oficinas aduaneras, entre los que se encuentran: la determinación del régimen aplicable a las mercancías sometidas a su potestad, confrontación de la documentación necesaria para el ingreso al país de las mercancías, la utilización de los servicios aduanales en horas no comprendidas dentro del horario de trabajo, o en días no hábiles, el uso del servicio de almacenamiento de las mercancías en las zonas de depósito de las oficinas aduaneras, el acarreo de los bultos postales dentro de las zonas aduanales del país y la realización de consultas a la oficina competente sobre la clasificación arancelaria, valoración aduanera y análisis de laboratorio de cualquier mercancía.

El artículo 36 del Reglamento de la Ley Orgánica de Aduanas establece que la tasa por servicios de aduana se causará y se hará exigible cuando la documentación correspondiente a la introducción o extracción de las mercancías sea registrada por la oficina aduanera respectiva y que la misma se recaudará en igual forma y oportunidad que los impuestos correspondientes. Para la estimación del monto señalado por esta tasa el Seniat empleó como premisa una tarifa impositiva de 1,0 por ciento del valor en aduanas de las mercancías que se introduzcan en el territorio nacional, tal como lo determina el artículo 1 del Decreto Nº 859, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 36.974 de fecha 16/06/2000. Los recursos percibidos por la aplicación de esta tasa son enterados a la Oficina Nacional del Tesoro (ONT) previa deducción del 50,0 por ciento, ingresos estos que son destinados a cubrir los requerimientos operativos de la administración aduanera y tributaria.

Tal como lo establece el artículo 1 del Decreto Nº 5.879 con rango, valor y fuerza de Ley de reforma parcial de la Ley Orgánica de Aduanas, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.875 de fecha 21/02/2008, el Seniat como ente encargado de la administración aduanera es responsable de intervenir, facilitar y controlar la entrada, permanencia y salida del territorio nacional de las mercancías objeto de tráfico internacional y de los medios de transporte que las conduzcan, con el propósito de determinar y aplicar el régimen jurídico al cual dichas mercancías estén sometidas, así como la supervisión de bienes inmuebles cuando razones de interés fiscal lo justifiquen.

Asimismo, el artículo 3, numeral 5, literal a, establece que los usuarios cancelarán las tarifas señaladas por la habilitación de aduanas, cuando se utilice el servicio aduanero fuera de las horas ordinarias de labor, en días no laborables o sitios distintos a aquellos que constituyen la zona primaria inmediata de la aduana.

Con respecto a los ingresos obtenidos de la tasa por derechos de almacenaje o uso de almacenamiento de mercancías, el Decreto Nº 5.879, señala que serán sujetos pasivos los usuarios de los almacenes, patios y demás dependencias adscritas a las aduanas, por la permanencia o depósito de las mercancías en dichos lugares, y las alícuotas a ser aplicadas serán las establecidas en el numeral 5 literal d, del artículo 3.

De igual manera, el artículo 3, numeral 5, literal b del Decreto Nº 5.879, referente al cobro por la prestación de los servicios de consulta sobre clasificación arancelaria, valoración aduanera y análisis de laboratorio, instituye que por cada consulta se cancelará una alícuota ubicada entre 2 Unidades Tributarias y 5 Unidades Tributarias. Si la consulta exige análisis de laboratorio, el límite máximo a cancelar podrá llegar a 300 Unidades Tributarias, según el costo de los análisis. Asimismo, el Decreto establece en el literal c, que la alícuota a fijar con respecto a la tasa por la determinación del régimen aplicable a las mercancías sometidas a potestad aduanera, se ubicará entre 0,5 por ciento y 2,0 por ciento del valor en aduanas de las mercancías; o entre 0,005 Unidades Tributarias y 1 Unidad Tributaria por documento.

Con referencia al uso de los sistemas informáticos de la administración aduanera, el literal e del mencionado decreto determina el pago de entre 0,1 Unidades Tributarias y 5 Unidades Tributarias por hora o fracción; así como también, el literal f, fija una tarifa de entre 3 Unidades Tributarias y 12 Unidades Tributarias por hora de fracción, por el uso de medios, mecanismos o sistemas automatizados para la detección y verificación de documentos o de mercancías.

En lo que a la tasa por corretaje de bultos postales se refiere, el artículo 116 del Reglamento de la Ley Orgánica de Aduana señala, que la misma está constituida por los pagos que realizan los contribuyentes por la utilización del servicio de correos para la realización de las operaciones aduaneras de importación y exportación, con limitación en cuanto al volumen, peso y tipos de mercancía y conforme a los respectivos acuerdos internacionales y que tales operaciones se regirán igualmente por el reglamento interno del servicio de bultos postales, siempre que no contradiga las disposiciones del presente reglamento.

La siguiente tabla y gráfico muestran la recaudación de la tasa por servicios de aduana durante el período 2005-2009, así como la estimación prevista en el Proyecto de Ley de Presupuesto para el año 2010.

CUADRO N° 5-12
SERVICIOS DE ADUANA
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2005-2010

AÑOS	RECAUDACIÓN
2005	293,2
2006	383,0
2007(*)	687,8
2008(*)	791,9
2009(*)	702,9
2010(**)	394,4

(*) Cifras provisionales
(**) Cifras estimadas
Fuente: Seniat y Oficina Nacional Tesoro


Gráfico Nº 5-11
Servicios de Aduana

(Millones de Bolívares)
Años 2005-2010


Millones de Bolívares
900
800
700
600
500
400
300
200
100
0
2005
2006
2007
2008
2009
2010
Años

- **Timbres Fiscales**

La Ley de Timbres Fiscales vigente (Gaceta Oficial de la República Bolivariana de Venezuela 38.958 de fecha 23/06/2008), dispone en su primer artículo lo que se contempla como ingresos por timbres fiscales.

Artículo 1. "La renta de timbre fiscal comprende los ramos de ingresos siguientes:

1. El de estampillas, constituido por las contribuciones recaudables por timbres móviles u otros medios previstos en esta Ley.

2. El de papel sellado, constituido por las recaudables mediante el timbre fijo, por los actos o escritos realizados en jurisdicción del Distrito Capital, en las dependencias federales, ante autoridades nacionales en el exterior y en aquellos Estados de la República que no hubieran asumido por ley especial la competencia en materia de organización, control y administración del papel sellado, conforme al numeral 1 del artículo 11 de la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público.

3. El pago en efectivo hecho directamente por ante las Oficinas Receptoras de Fondos Nacionales.

Parágrafo Único. Se faculta a los Entes y Órganos del Estado y servicios autónomos para que elaboren las planillas con el objeto de recaudar las tasas y contribuciones de su competencia y ordenar el enteramiento mediante el pago en las Oficinas Receptoras de Fondos Nacionales, en los casos que no sean utilizables los timbres móviles".

De la interpretación de esta norma, se evidencia que la transferencia de competencia en el ramo de timbre fiscal, paulatinamente se le ha ido asignando a los Estados, y al Distrito Capital a raíz de la entrada en vigencia de la Constitución de 1999.

Respecto de las restantes obligaciones tributarias de timbre fiscal vinculadas con servicios o actividades de control atribuidas exclusivamente por la Constitución al Poder Nacional, se mantendrá vigente el régimen actual La Ley de Timbres Fiscales, en cuanto a los elementos sujetivos, objetivos, generales y abstractos de cada una de las tasas contenidas en el mismo, hasta tanto sean dictadas por la Asamblea Nacional las leyes de Hacienda Pública Estadal, coordinación tributaria o de descentralización necesarias para que el Poder Estadal asuma plenamente su poder de crear tributos en el ramo de timbre fiscal, siendo la única variante, por mandato expreso del artículo 164, numeral 7, de la Constitución de la República Bolivariana de Venezuela, que el poder de recaudación y administración de los recursos derivados de la verificación de las obligaciones tributarias contenidas en la Ley de Timbres Fiscales, será competencia exclusiva de aquellos Estados que, como el Distrito Metropolitano de Caracas, asuman dicha atribución mediante la sanción de la respectiva ley.

La recaudación por las tasas de timbres fiscales ha venido mermando a nivel Nacional en los últimos años, estimándose para el año 2010 en Bs. 72,1 millones; esto como consecuencia de la transferencia de la competencia de la recaudación y administración de los recursos derivados de las obligaciones tributarias contenidas en la Ley de Tributo Fiscal de conformidad con el artículo 164 numeral 7 de la Constitución.

- **Otras Tasas**

En este ramo para el 2010 se prevé alcanzar la cantidad de Bs. 96,1 millones, y en el mismo se agrupan las tasas por servicios de telecomunicaciones (Bs. 46,7 millones); bandas de garantía, cápsulas y sellos (Bs. 39,3 millones) y por último los servicios sociales y administrativos (Bs. 10,1 millones).

El servicio de telecomunicaciones, está definido como la capacidad de comunicación ofrecida a través de distintas redes de telecomunicaciones a todos aquellos usuarios que precisan la misma y esta conformado por el servicio prestado a las televisoras y radiodifusión, a las telecomunicaciones como tal y a las operadoras de telefonía móvil-celular.

La tasa por servicio de telecomunicaciones es administrada por Conatel y encuentra su fundamento legal en el artículo 149 de la Ley Orgánica de Telecomunicaciones, cuando expresa que quienes exploten o hagan uso del espectro radioeléctrico, deberán pagar anualmente al ente recaudador una tasa por concepto de administración y control del mismo, que no debe exceder del 0,5 por ciento de sus ingresos brutos; de este monto sólo el 50,0 por ciento es enterado al Fisco Nacional, es por ello que Conatel, según la programación anual del 2010, estima aportar a las finanzas públicas nacionales Bs. 46,7 millones por este concepto, en el mes de febrero.

Ahora bien, en lo atinente a las bandas de garantía, cápsulas y sellos, se encuentran estipulados en los artículos 34 y 35 de la Ley de Impuesto sobre Alcohol y Especies Alcohólicas.

Artículo 34. "El Ministerio del Poder Popular con competencia en materia de finanzas podrá establecer el uso de bandas, cápsulas, sellos o cualesquiera otros aditamentos de garantía, los cuales se venderán al costo a quien produzca o importe especies gravadas en la cantidad por ellos o ellas requeridas para amparar las especies y su precio deberá incluirse en las correspondientes planillas de liquidación de impuestos. Igualmente determinará la forma en que deberán ser usados."

Artículo 35. "En el reglamento se establecerá lo relativo al procedimiento para la liquidación y recaudación de los impuestos creados por esta ley, así como los plazos en los cuales deben ser canceladas las planillas".

En este sentido, el Seniat como recaudador de los recursos generados por la bandas de garantía, cápsulas y sellos, tiene estimado enterar a la Oficina Nacional del Tesoro (ONT) Bs. 39,3 millones para el año 2010.

Finalmente, dentro de este segmento de recursos se encuentran los ingresos provenientes por servicios sociales y administrativos, que para el 2010 están cuantificados en Bs. 10,1 millones. Este monto incluye los derechos consulares, representado por los ingresos producto de los actos practicados por las oficinas consulares o las secciones consulares de las diferentes embajadas de Venezuela radicadas en el extranjero, en el ejercicio de sus respectivas funciones.

- **Ingresos de la Propiedad**

  Este ramo esta integrado por los ingresos que provienen de los rendimientos de las propiedades de los Organismos del Estado, tales como los ingresos obtenidos por los alquileres de los bienes tangibles (inmuebles) propiedad de la República que serán arrendados a terceros o bajo cualquier otra condición legal que permitan conformar convenimientos de alquiler y cuyos cánones generarán ingresos. Para el año 2010 se prevén recursos por este concepto que ascienden a Bs. 0,5 millones.

- **Otros Ingresos**

  En este ramo se agrupan los ingresos restantes no incluidos en los rubros anteriores. El monto estimado para el año 2010 asciende a Bs. 231,3 millones y está conformado por las siguientes rentas internas de origen no petrolero:

CUADRO N° 5-13
OTROS INGRESOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO
Multas	45,7
Intereses por Demora	23,2
Reparos Fiscales	0,0
Otros Ingresos Ordinarios	162,4
TOTAL	**231,3**

5.3 Fuentes de Financiamiento

La crisis económico-financiera que se desató hacia finales del año 2008, comenzó en el sistema financiero estadounidense para luego convertirse en un grave problema mundial, al involucrar a instituciones de diversos países desarrollados en operaciones de naturaleza especulativa desligadas de la economía real. Con posterioridad, la misma se trasladó del sector financiero al sector real, generando una recesión económica con terribles efectos en términos de perdidas de empleos, así como en la caída de los ingresos de las personas y una disminución en general de la producción de bienes y servicios, que afectó a millones de seres humanos.

En nuestro país, el impacto de esta crisis financiera se ha visto atenuado, en razón de las políticas económicas y sociales soberanas implementadas desde hace varios años por el Gobierno Venezolano, las cuales han contribuido a reforzar la actividad del sector financiero venezolano, que se ha mantenido resguardado de la crisis del sistema capitalista mundial.

Adicionalmente la existencia de fondos de desarrollo dirigidos a la inversión productiva y social, confieren fortalezas para continuar ejecutando las políticas que aseguren el desarrollo humano integral, como medio para satisfacer las necesidades colectivas y el ejercicio de acciones prioritarias en la economía a los fines de darle dinamismo, sustentabilidad y equidad al desarrollo económico.

No obstante lo anterior, en la economía venezolana a inicios del ejercicio fiscal 2009 se afectaron negativamente los ingresos fiscales petroleros como consecuencia de la caída de los precios y el ajuste a las cuotas de producción de crudos y de productos en el mercado internacional motivo por el cual se impuso un ajuste que redujo de 60 a 40 US$ el precio del barril de petróleo que afectó las bases financieras de la economía nacional, requiriéndose la toma de medidas económicas alternativas para compensar tal situación.

A tal efecto, una de las medidas que estableció el Gobierno Venezolano para aminorar el efecto negativo generado en las rentas nacionales, como consecuencia de la disminución de los ingresos fiscales petroleros, fue incrementar el monto máximo de endeudamiento en el ejercicio fiscal 2009 en la cantidad de 25.000 millones de bolívares, con la finalidad de arbitrar nuevos ingresos para el mantenimiento de la inversión social, reduciendo la crisis en los sectores de menores recursos de nuestra población.

Para el ejercicio fiscal 2010, el Gobierno Nacional seguirá implementando los grandes planteamientos estratégicos establecidos en las líneas generales del Plan de Desarrollo Económico y Social de la Nación para el período 2007-2013, para así procurar disminuir el choque de la crisis estructural del capitalismo sobre nuestro país. Asimismo, continuará estableciendo prioridades y medidas coherentes que incidan favorablemente en el producto interno bruto, para producir un despegue de la economía. Por otra parte, la aplicación de criterios de austeridad en la administración, manejo y custodia de fondos y bienes públicos seguirá siendo la principal característica de la acción del gobierno durante el año 2010.

Los desequilibrios económicos derivados de la crisis mundial, han hecho que para el año 2010 se estimen ingresos corrientes ordinarios conservadores, especialmente los petroleros; por tal motivo el Ejecutivo Nacional prevé un precio promedio de exportación para la cesta venezolana de 40$/bl, lo que obliga a la estimación de recursos por concepto de fuentes de financiamiento que ayuden a complementar el financiamiento del presupuesto de la República por Bs. 35.333,5 millones (22,2 por ciento del total de los recursos), de los cuales Bs. 35.241,5 millones corresponden a operaciones de crédito público y Bs. 92,0 millones de la disminución de deudas de cuentas por rendir a corto plazo.

Del total de operaciones de crédito público, Bs. 4.948,5 millones estarán orientados a cubrir los proyectos por endeudamiento a ser ejecutados por los Organismos de la Administración Pública, Bs. 20.000,0 millones se destinarán al financiamiento del gasto social en salud, educación, gastos corrientes y otros, a ejecutar por algunos Organismos del sector público (Gestión Fiscal) y Bs. 10.293,0 millones al pago del servicio de la deuda pública interna y externa.

El Gobierno Bolivariano contempla como uno de los ejes más importantes de su política económica y fiscal una adecuada gestión y administración de los pasivos de la República. En este sentido, los lineamientos de la política de endeudamiento del Gobierno Central para el año 2010, se orientarán a:

- Optimizar el manejo de la cartera de pasivos de la República con niveles prudenciales de riesgo y de costos

- Realizar operaciones de recompra de deuda

- Minimizar la concentración de vencimientos de capital en el corto plazo, optimizando de esta forma el perfil de vencimientos de la República

- Monitorear la vida promedio de los portafolios de deuda interna y externa

- Coordinar las emisiones de nueva deuda con el BCV, la Oficina Nacional del Tesoro (ONT) y los diversos Entes que podrán realizar operaciones de endeudamiento en el mercado de capitales

- Revisar el nivel de liquidez monetaria a fin de aprovechar los espacios estratégicos para la colocación de deuda en el mercado interno

- Balancear la composición del portafolio de deuda pública total entre tasas fijas y variables, así como por tipo de monedas

- Monitorear el peso del servicio de la deuda publica en términos del PIB y mantener niveles sostenibles de la deuda pública total en relación a este agregado macroeconómico.

También, para el ejercicio fiscal 2010 se estimaron recursos por Bs. 92,0 millones correspondientes a la disminución de cuentas por rendir a corto plazo, la cual constituye los reintegros de remanentes de fondos de años anteriores al Tesoro Nacional, por parte de las unidades administradoras responsables del manejo de fondos en avance y de anticipos de los respectivos Organismos de la República, establecidos en la Ley Orgánica de Administración Financiera del Sector Público.

La distribución de las fuentes de financiamiento que conforman el presupuesto de ingresos y fuentes de financiamiento de la República se presenta a continuación:

CUADRO N° 5- 14
FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO
Disminución de Otros Activos Financieros	**92,0**
• Disminución de deudas de cuentas por rendir a corto plazo (reintegros)	92,0
Incremento de Pasivos (Proyecto de Ley Especial de Endeudamiento Anual)	**35.241,5**
• Proyectos por Endeudamiento	4.948,5
• Servicio de la Deuda Pública	10.293,0
• Gestión Fiscal	20.000,0
TOTAL	**35.333,5**

Fuente: Oficina Nacional de Crédito Público

• Proyectos por Endeudamiento

Con la finalidad de generar un vigoroso desarrollo productivo, aminorar la dependencia del estado venezolano de la renta petrolera y crear un sistema económico mas equilibrado, así como continuar trabajando para el despegue y diversificación de la economía nacional, se estiman recursos en el Proyecto de Ley de Presupuesto 2010 por concepto de proyectos por endeudamiento, la cantidad de Bs. 4.948,5 millones, los cuales estarán enmarcados en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

Como elemento clave en la nueva fase estratégica económica que aplicará el Gobierno Nacional para el ejercicio fiscal 2010 y los años venideros, se dará continuidad al fortalecimiento del sector agrícola, obteniendo el consecuente incremento de la producción nacional, cumpliendo así el objetivo estratégico de soberanía y seguridad agroalimentaria de la nación, el cual se hará a través de la modernización de los sistemas agrarios nacionales; en tal sentido, se contempla para los siguientes años elevar la superficie productiva de 2 millones 375 mil a 4 millones de hectáreas de áreas cultivadas, para cuyo fin se invertirán más de 4.000 millones de dólares.

De igual modo, se espera hacer mas efectivo el acceso a una vivienda digna para las comunidades mas necesitadas, estimulando el dinamismo en el sector de vivienda y hábitat, el cual generará un importante impacto en el crecimiento de la economía nacional, en la generación de empleo y el acceso a los servicios básicos.

En el área de infraestructura de transporte, el Ministerio del Poder Popular para las Obras Públicas y Vivienda, a través de la C.A. Metro Los Teques, ejecutará el proyecto Línea 2. El Tambor-San Antonio de los Altos. Esta obra se localiza desde la estación El Tambor (Ali Primera) hasta el casco central de la ciudad de los Teques (Fase 1) y estará comprendida entre el Barrio El Nacional del municipio Guaicaipuro y la Urbanización Montaña Alta del Municipio Carrizal, y en la Recta de las Minas de la Carretera Panamericana en el Municipio Los Salias, San Antonio de los Altos (Fase 2). Se tiene previsto que entrará en operación hasta el casco central de la capital mirandina en 2010 y hasta San Antonio de los Altos en noviembre de 2012.

Dentro del sector energético, tendrán prioridad los proyectos orientados a la recuperación de la infraestructura eléctrica nacional (generación, transmisión y distribución), así como los que promuevan el uso eficiente de la energía y el aprovechamiento de las fuentes alternas y ambientalmente sostenibles.

Por tal motivo, la Corporación Eléctrica Nacional S.A (Corpoelec), a través del plan de atención especial para optimizar el servicio eléctrico tiene previsto aplicar medidas contundentes con la finalidad de disminuir las situaciones que afectan el suministro de electricidad en hogares, comercios, industrias e instituciones de la Nación. Este plan prevé que los Organismos de la administración pública puedan aminorar el derroche de energía por uso excesivo e innecesario de luminarias en edificios y sedes, equipos de oficina, computadores y aires acondicionados, esperando en el corto plazo una reducción en la demanda de dicho sector de hasta un 20 por ciento. Se implementará un programa permanente de sustitución de bombillos, incluyendo la reposición de los inservibles, que abarca una totalidad de 50 millones de bombillos.

Se continuará con la campaña informativa en los medios de comunicación dirigida a toda la población, acerca del uso eficiente de la energía, cuya finalidad será difundir mensajes estratégicos y efectivos sobre ahorro energético.

Se tiene previsto establecer convenios con empresas que generan electricidad para su propio consumo y que están conectadas al sistema, a objeto de que puedan suplir con sus plantas las deficiencias energéticas en horas pico. De esta forma, Corpoelec seguirá promoviendo importantes mecanismos para garantizar un servicio eléctrico confiable y de calidad, contribuyendo a mitigar las consecuencias de interrupciones espontáneas y cortes programados del fluido a nivel nacional.

Se destinarán recursos para la continuación de la Central Hidroeléctrica Tocoma, ya que es un proyecto de gran envergadura que proveerá un mayor potencial energético del bajo Caroní, y por ser una fuente segura y confiable de electricidad al sector eléctrico nacional. El desarrollo hidroeléctrico de Tocoma, es el cuarto proyecto de aprovechamiento del bajo Caroní y garantiza el suministro de energía limpia y confiable al pueblo venezolano, al aportar al sistema interconectado nacional 88.000 GW/h por año. La central Hidroeléctrica Tocoma opera en un desarrollo en cascada junto con las centrales de Guri, aguas arriba y Caruachi y Macagua aguas abajo.

También comprende el desarrollo de programas como el de gasificación nacional, gas natural vehicular denominado Autogas y el cambio de plantas generadoras que funcionan con diesel para adaptarlas al uso de gas.

Por lo tanto, con la estimulación del sector energético, se constituyen estos sectores en la palanca de impulso para el desarrollo industrial del país.

Descritos anteriormente algunos proyectos de gran relevancia, a continuación se muestran los proyectos de inversión a ser financiados con endeudamiento:

CUADRO N° 5-15
PROYECTOS POR ENDEUDAMIENTO
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS	**24,9**
Modernización del Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) III	24,9
MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	**120,0**
Inversión Militar Armada	56,7
Mantenimiento Mayor de Unidades Operativas de la Armada	34,0
Inversión Militar Aviación	14,0
Inversión Militar Ejercito	15,3
MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	**884,1**
Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	167,5
Atención Acueductos Rurales y Poblaciones Menores	30,6
Abastecimiento de Agua Potable y Saneamiento Península de la Guajira	22,2
Agua Potable y Saneamiento en Zonas Urbanas y Rurales	45,8
Racionalización de los Consumos de Agua Potable y Saneamiento de Zonas Urbanas y Rurales	25,8
Manejo Sustentable de los Recursos Naturales de la Cuenca del Río Caroní	10,3
Proyecto Nacional de Gestión y Conservación Ambiental	32,3
Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	21,9
Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	527,7
VICEPRESIDENCIA DE LA REPÚBLICA	**132,7**
Programa de apoyo al Centro de Acción Social por la Música	123,9
Modernización Aeropuerto Trafico Aéreo	8,8
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	**63,3**
Apoyo a la Reforma del Sistema de Justicia Penal	63,3
MINISTERIO DEL PODER POPULAR PARA LAS OBRAS PUBLICAS Y VIVIENDA	**1.354,8**
Inversiones Operativas	196,3
Línea 5. Tramo Plaza Venezuela-Miranda II	154,4
Rehabilitación del Sistema Centro Occidental Simón Bolívar Tramo Puerto Cabello-Barquisimeto y Yaritagua-Acarigua	22,6
Línea 2. El Tambor-San Antonio de los Altos	981,5
MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	**26,0**
Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	26,0

CUADRO N° 5-15 PROYECTOS POR ENDEUDAMIENTO PROYECTO DE LEY DE PRESUPUESTO 2010 (Millones de Bolívares)	
MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	**79,7**
Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	19,5
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	3,5
Sistema de Riego Valle de Quibor	52,0
Programa Sustentable de la Pesca Artesanal y de la Acuicultura (Obras Complementarias / Convenio MAT-Ramón Vizcaíno)	4,7
MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	**1.531,3**
Fortalecimiento y Desarrollo Institucional de CORPOELEC	12,9
Conversión a GAS Planta Centro	13,8
Fortalecimiento Institucional del Sector Eléctrico	15,4
Central Hidroeléctrica TOCOMA	1.102,2
Planta Termozulia III	387,0
MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BASICAS Y MINERIA	**729,1**
Diseño, Construcción y Operación de un Complejo Siderúrgico.	729,1
MINISTERIO DEL PODER POPULAR PARA LA SALUD	**2,6**
Apoyo a las Poblaciones Warao del Delta del Orinoco	2,6
TOTAL	**4.948,5**

- ## Gestión Fiscal

Para garantizar y avanzar en la consecución de los objetivos y cumplir con las metas establecidas en los planes estratégicos de algunos ministerios de la administración pública y sus Entes adscritos como son: los Ministerios del Poder Popular para la Educación, Educación Superior, Trabajo y Seguridad Social, Salud, Defensa, Obras Publicas y Vivienda, entre otros, se estiman fondos por la cantidad de Bs. 20.000,0 millones cuya denominación como fuente es Gestión Fiscal. Estos recursos estarán orientados a la complementariedad del financiamiento para los proyectos estratégicos y conjunto de acciones que los Organismos se comprometen ejecutar durante el ejercicio fiscal 2010.

En este sentido, en aras de salvaguardar las grandes conquistas sociales alcanzadas y consolidar los logros de la revolución bolivariana en vía de su profundización, el Gobierno Nacional continuará con las actividades que permitan generar bienestar social y un crecimiento económico sostenido, en el marco de la concepción del modelo de desarrollo endógeno, tomando en cuenta los impactos que la naturaleza, la profundidad y duración de la crisis económica mundial puedan tener sobre la economía venezolana.

- **Servicio de la Deuda Pública**

En el Proyecto de Ley de Presupuesto 2010 el Ejecutivo Nacional, a través del Ministerio del Poder Popular para Economía y Finanzas, espera poder brindar a los inversionistas ofertas de instrumentos de financiamiento para ser ejecutadas en el mercado público, con el objeto de dar continuidad a la estrategia de reordenamiento de la deuda pública nacional; mejorar el perfil de la deuda interna mediante el aumento de la vida promedio de los instrumentos desarrollados, sujeto a las condiciones del mercado local; y lograr la consecución de los recursos financieros para el año 2010. En este sentido, se estiman recursos provenientes del endeudamiento público para esta aplicación por Bs. 10.293,0 millones, los cuales estarán orientados a la cancelación de la deuda externa e interna de la República.

De igual manera, se continuará con el flujo de información hacia los inversionistas internos y externos, en relación a los cronogramas de colocaciones, mejoras en las prácticas de manejo de la deuda, capacidad y disposición de repago de los compromisos, acceso a estadísticas de deuda pública, boletines, periódicos, entre otros, de forma tal de impactar de manera positiva la percepción que tienen los inversionistas del manejo de la deuda pública en la República.

Capítulo 6

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

EXPOSICIÓN DE MOTIVOS 2010

Capítulo 6

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

6.1 Aspectos Generales e Institucionales

En este capítulo se analiza el gasto y las aplicaciones financieras contemplados en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, de acuerdo al siguiente orden:

Los Aspectos Generales e Institucionales, asocia los gastos públicos según las instituciones a las cuales se les asignan créditos presupuestarios en el período correspondiente al año 2010 y se determinan los objetivos que deberán cumplirse, así como las apreciaciones de las orientaciones que el Ejecutivo Nacional establece en el gasto.

Los ordenadores de compromisos y pagos con mayor asignación presupuestaria, son destacados como órganos de relevancia en la responsabilidad institucional del gasto de la República, representados gráficamente en conjunto, y se le realiza un desglose de los proyectos que constituyan un mínimo del 75,0 por ciento del total de su presupuesto; expresado este análisis en tablas numéricas.

El análisis de los principales conceptos del gasto de la República, contempla todas las asignaciones predeterminadas, al establecer la rigidez del gasto de acuerdo a las asignaciones legales que deben ser consideradas en el presupuesto por tener rango constitucional; igualmente se destacan los gastos de funcionamiento y de inversión de la Administración Pública.

La clasificación económica del gasto fiscal de la República, ordena los gastos públicos de acuerdo con la estructura básica del sistema de cuentas nacionales, con el propósito de acoplar los resultados de las transacciones públicas con dicho sistema y permitir el análisis de los efectos de la actividad pública sobre la economía nacional.

Dicha clasificación para los entes descentralizados funcionalmente de la República sin fines empresariales, agrupa y mide los resultados económico y financiero globales de estas instituciones, con el objeto de evaluar la gestión delegada al Sector Público por el Ejecutivo Nacional y su impacto en la actividad económica, de acuerdo a la Ley Orgánica de la Administración Financiera del Sector Público.

La clasificación sectorial del gasto de la República, presenta el gasto público desagregado en función de los sectores económicos y sociales del país y mide la magnitud sectorial del gasto público.

En el caso de los entes descentralizados de la República sin fines empresariales, refleja la incidencia del gasto público descentralizado y su impacto en cada sector; así como la irradiación intersectorial presentada en un determinado ejercicio fiscal.

6.1.1 Aspectos Generales

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, está tutelado por las directrices emanadas del Ministerio del Poder Popular para la Planificación y Desarrollo contenidas en los lineamientos del Plan Operativo Anual Nacional 2010 y los Planes Operativos Anuales Institucionales 2010; los cuales se circunscriben dentro de la conquista de los objetivos trazados a corto y mediano plazo en el Plan de Desarrollo Económico y Social de la Nación 2007-2013.

El ejercicio fiscal 2010, estará regido por un conjunto de medidas económicas estructuradas por el Ejecutivo Nacional, para corregir el impacto que ha generado la crisis financiera mundial sobre la economía venezolana; por lo tanto el presupuesto constituye un significativo instrumento en la gestión gubernamental, por permitir concretar mediante acciones puntuales los lineamientos estratégicos presentados por el Ejecutivo Nacional y las políticas económicas que impulsen la creación de un entorno económico favorable en el ámbito nacional e internacional, así como la vinculación a una gestión pública con responsabilidad social, que a su vez permita seguir creando condiciones macroeconómicas propicias para fortalecer las fuentes de ahorro y de inversión generadoras de bienestar social y crecimiento económico sostenido.

Como consecuencia del actual entorno económico internacional desfavorable, producto de la crisis financiera a escala global y su propagación a la economía real a nivel mundial, el Ejecutivo Nacional, ha estructurado un escenario económico en el cual el criterio de austeridad y eficiencia del gasto se presenta como premisa en la formulación del presupuesto para este ejercicio fiscal; por lo tanto, no se asignarán créditos presupuestarios a gastos superfluos en ningún nivel institucional del sector público nacional.

Para cumplir este objetivo, todos los Órganos de la República y sus Entes adscritos, deberán elaborar un Plan de Racionalización del Gasto Suntuario, en concordancia con lo establecido en el Decreto N° 6.649 Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 de fecha 25/03/2009.

En este contexto, el parámetro a ser aplicado en esta coyuntura se concentra en la intensificación del uso racional de los recursos provenientes de la actividad petrolera y de la actividad interna, para confrontar estas circunstancias adversas con nuevas inversiones que generen las soluciones verdaderas y conjuntas para superar la gran crisis que se presenta a nivel mundial.

De igual manera, se debe considerar en los proyectos operativos el incentivo a la articulación social con el entorno en el cual estén localizados, para generar un impacto positivo, transformar y fomentar los vínculos con su comunidad en la solución de los problemas, en estrecha interrelación con los consejos comunales.

Así mismo, se aplica la política fiscal como instrumento de estabilización en el corto plazo, mediante el conjunto de medidas relativas al régimen tributario, gasto público y endeudamiento del Estado, como variables de control en el aseguramiento y mantenimiento de la estabilidad económica y social.

La composición del gasto para el Proyecto de Ley de Presupuesto 2010 que alcanza Bs. 159.406,1 millones, se desglosa por conceptos de la siguiente manera:

- La cantidad de Bs. 98.265,2 millones correspondientes a gasto administrable, entendidos éstos como los gastos necesarios para el normal funcionamiento del Estado y de sus instituciones en procura de satisfacer las necesidades de la población

- El monto de Bs. 56.192,4 millones correspondientes a gastos legales, constituidos por el Situado Constitucional con Bs. 24.814,5 millones, Fondo Intergubernamental para la Descentralización (Fides) con Bs. 6.475,2 millones, Ley de Asignaciones Económicas Especiales (LAEE) con Bs. 3.061,0 millones, Sistema de Justicia con Bs. 2.481,5 millones, Rectificaciones al Presupuesto con Bs. 1.240,7 millones, Servicio de la Deuda Pública Bs. 16.807,7 millones y Bs. 1.311,8 millones destinados al Servicio Autónomo Fondo Nacional de los Consejos Comunales.

- La asignación de Bs. 4.948,5 millones correspondientes a programas y proyectos; cuyos desembolsos se sitúan en Bs. 4.225,3 millones, con una contrapartida local de Bs. 723,2 millones.

Con respecto al Proyecto de Ley Especial de Endeudamiento Anual 2010, se estima asignar desembolsos para proyectos de inversión reproductiva y social, en el orden de los Bs. 4.948,5 millones, que representa el 3,1 por ciento del total asignado al Proyecto de Ley de Presupuesto para el año 2010 y un 0,6% del PIB; distribuidos en los Órganos de la República que se responsabilizarán por la ejecución de estos proyectos.

En cuanto a dicho Proyecto de Ley, los principales desembolsos desde el punto de vista cuantitativo alcanzan Bs. 3.727,4 millones, equivalente al 75,3 por ciento del total del mismo. A continuación se desglosan con sus respectivos detalles:

- El monto de Bs. 1.102,1 millones, asignados al Ministerio del Poder Popular para la Energía y Petróleo, para ser ejecutados por la Corporación Eléctrica Nacional, S.A. (Corpoelec)-Electrificación del Caroní C.A. (Edelca), para financiar el Proyecto de la Central Hidroeléctrica Tocoma, con una participación del 22,3 por ciento del Proyecto de Ley Especial de Endeudamiento Anual 2010 y un 0,1% del PIB

- La cantidad de Bs. 981,5 millones, asignados al Ministerio del Poder Popular para las Obras Públicas y Vivienda, a ser ejecutados por el Metro Los Teques (Metroteques), para financiar la línea 2. El Tambor-San Antonio de los Altos, con una participación del 19,8 por ciento del Proyecto de Ley Especial de Endeudamiento Anual 2010 y un 0,1% del PIB

- La asignación de Bs. 729,1 millones al Ministerio del Poder Popular para las Industrias Básicas y Minería, para ser ejecutados por la EPS Siderúrgica Nacional, C.A., para financiar el diseño, construcción y operación de un complejo siderúrgico, con una participación del 14,7 por ciento del Proyecto de Ley Especial de Endeudamiento Anual 2010 y un 0,1% del PIB

- El monto de Bs. 527,7 millones, asignados al Ministerio del Poder Popular para el Ambiente, a ser ejecutados por Sistema Hidráulico Yacambú Quíbor, C.A., para financiar obras de regulación y trasvase, desarrollo agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú, con una participación del 10,7 por ciento del Proyecto de Ley Especial de Endeudamiento Anual 2010 y un 0,1% del PIB

- El monto de Bs. 387,0 millones, asignados al Ministerio del Poder Popular para la Energía y Petróleo, a ser ejecutados de la Corporación Eléctrica Nacional, S.A (Corpoelec)-C.A. Energía Eléctrica de Venezuela (Enelven), para financiar la Planta Termozulia III, con una participación del 7,8 por ciento del Proyecto de Ley Especial de Endeudamiento Anual 2010.

La orientación del gasto se dirige básicamente a la defensa del empleo, el reforzamiento del sector productivo interno y la orientación de la capacidad financiera pública; tomando en cuenta los impactos que la naturaleza, profundidad y duración de este ciclo recesivo global puedan ocasionar en la economía venezolana.

Para trasladar mayor valor agregado a la población, se asignan recursos para financiar gastos en los grupos de ciudadanos a nivel de las localidades; para ello, se intensifica la aplicación de la política de asignaciones presupuestarias a favor de los Consejos Comunales, como instancias de participación, articulación e integración que permiten al pueblo organizado ejercer directamente la gestión de las políticas públicas y proyectos que brinden respuesta a las necesidades y aspiraciones de las comunidades en la construcción de una sociedad de equidad y justicia social.

En el sector externo, se continuará manteniendo el tipo de cambio estable, que incida junto a la defensa de los precios del petróleo a la conservación de niveles óptimos de reservas internacionales; además de fortalecer el aparato productivo y garantizar la existencia de insumos, en función del sostenimiento del desarrollo económico.

Se ofrece especial impulso a los sectores de la economía social y privada, a través de las facilidades de financiamiento, los acuerdos con los sectores productivos y de complementariedad con otros países.

En este contexto, los convenios y acuerdos bilaterales de cooperación internacional, dentro de la política de egresos, representan grandes inversiones estratégicas para el desarrollo tecnológico y posterior crecimiento económico del país; complementadas con actividades de carácter político, económico, cultural y social, cuyo propósito fundamental es dirigir coherentemente los esfuerzos de la política exterior de la República a través de la gestión de cada una de las misiones diplomáticas representadas en el exterior.

Para impulsar el crecimiento del Producto Interno Bruto (PIB), se prevé elevar la cartera de créditos para el trabajo en las áreas de manufactura, construcción, comercio y servicios. De manera complementaria se plantea agilizar la liquidación de divisas; entregas, créditos y pagos a proveedores, otorgamiento de incentivos a la industrialización y al desarrollo comercial.

Para combatir la inflación, entre otras medidas habrá una lucha frontal contra el despilfarro y la corrupción; para ello se establecerá mayor disciplina en el gasto público para optimizar la utilización de los ingresos del Estado en beneficio directo de la colectividad y no de los intereses particulares y en especial, no inyectar en la economía recursos no requeridos para ejecutar los proyectos estratégicos, de acuerdo a las prioridades establecidas por el Ejecutivo Nacional.

6.1.2 Aspectos Institucionales

Para el análisis de la clasificación institucional del gasto, se está considerando la estimación del PIB nominal en Bs. 896.403,0 millones, y el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 refleja un monto de Bs. 159.406,1 millones.

En relación a los aspectos institucionales se hace referencia, por el grado de importancia del monto de los créditos presupuestarios asignados en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, a los Órganos de la República que se citan a continuación: el Ministerio del Poder Popular para Relaciones Interiores y Justicia, el Ministerio del Poder Popular para la Educación, el Ministerio del Poder Popular para Economía y Finanzas, el Ministerio del Poder Popular para el Trabajo y Seguridad Social, el Ministerio del Poder Popular para la Educación Superior, el Ministerio del Poder Popular para la Salud, el Ministerio del Poder Popular para la Defensa y el Ministerio del Poder Popular para las Obras Públicas y Vivienda; los cuales suman en conjunto la cantidad de Bs. 121.815,2 millones que constituyen el 76,4 por ciento del Proyecto de Ley de Presupuesto 2010 y el 13,6% del PIB.

A continuación se representa gráficamente la estructura del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, de acuerdo al monto asignado.

Gráfico Nº 6-1
Estructura del Proyecto de Ley de Presupuesto de acuerdo al Monto Asignado
Principales Ministerios del Poder Popular
(Millones de Bolívares y Estructura Porcentual)
Año 2010


Ministerio del Poder Popular para Relaciones Interiores y Justicia; 30.339,8 19,0%
Ministerio del Poder Popular para la Educación 23.628,4 14,8%
Rectificaciones al Presupuesto 1.240,7 0,8%
Ministerio del Poder Popular para Economía y Finanzas 20.658,3 13,0%
Ministerio del Poder Popular para el Trabajo y Seguridad Social 11.554,0 7,2%
Resto de Ministerios; 36.350,1; 22,8%
Ministerio del Poder Popular para la Educación Superior 10.629,3 6,7%
Ministerio del Poder Popular para las Obras Públicas y Vivienda 7.069,0 4,4%
Ministerio del Poder Popular para la Defensa 8.604,3 5,4%
Ministerio del Poder Popular para la Salud 9.332,1 5,9%

El análisis que a continuación se presenta, se desarrolla en función de los principales ministerios según sus respectivas asignaciones presupuestarias.

El Ministerio del Poder Popular para Relaciones Interiores y Justicia, tiene por objeto constituirse en el órgano rector de las políticas del Estado venezolano dirigidas a garantizar la seguridad integral de los habitantes, en un marco de paz, justicia y responsabilidad social. Su asignación presupuestaria asciende a Bs. 30.339,8 millones que representa el 19,0 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y el 3,4% del PIB.

A continuación se señalan los principales proyectos en el siguiente cuadro.

CUADRO N° 6-1
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2010
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
260061000	Activación del Cuerpo de Policía Nacional (Fase II)	Operativo	400.000	460,9
260064000	Agilizar los procesos de investigación penal	Acta /Expediente	71.328	395,8
260067000	Clasificación y tratamiento de los privados y privadas de libertad	Interno	34.800	327,3
260066000	Aplicación de líneas estratégicas de orden institucional	Informe de Ejecución	22.500	194,4
	Resto de proyectos			458,5
	TOTAL PROYECTOS			**1.836,9**

Con respecto a las acciones centralizadas, no referidas a las asignaciones predeterminadas para financiar los aportes legales, se presupuestan sus gastos de funcionamiento de acuerdo a la siguiente distribución: la dirección y coordinación de los gastos de los trabajadores por Bs. 354,4 millones, la gestión administrativa por Bs. 154,1 millones y la previsión y protección social por Bs. 87,2 millones.

El Ministerio del Poder Popular para la Educación, constituye el órgano de la Administración Pública Nacional responsable de la regulación, formulación y seguimiento de las políticas, la planificación y realización de las actividades del Ejecutivo Nacional con respecto a la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educativo en todos sus niveles y modalidades, y formula proyectos con una perspectiva de género.

Su asignación presupuestaria para el ejercicio fiscal 2010 alcanza la cantidad de Bs. 23.628,4 millones, que representa el 14,8 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y el 2,6% del PIB.

Su política presupuestaria, está enmarcada en la Justicia Social prevista en la Constitución de la República Bolivariana de Venezuela en el Capítulo IV "De los Derechos Culturales y Educativos", en el artículo 102 señala "La educación es un derecho humano y un deber social fundamental, es democrática, gratuita y obligatoria..." por lo tanto, se da recurrencia y apertura al año escolar, además de incrementarse la cobertura y la calidad de la educación venezolana.

Para optimizar el rendimiento académico en el sector educativo en todos los niveles de aprendizaje formal y lograr una formación liberadora en equidad de género, el Ejecutivo Nacional promulgó la nueva Ley Orgánica de Educación, según la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.929 Extraordinario de fecha 15/08/2009.

Los principales proyectos de este ministerio se detallan en el siguiente cuadro.

CUADRO N° 6-2
MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2010
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
100056000	Recurrencia y apertura del año escolar	Nómina	180	12.420,6
109999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar	1.188.018.255	1.188,0
100052000	Programa de Alimentación Escolar	Niña, Niño, Adolescente y Joven	4.055.135	1.031,1
	Resto de proyectos			182,5
	TOTAL PROYECTOS			**14.822,2**

Con respecto a las Acciones Centralizadas, los gastos de funcionamiento se presupuestan como sigue: la dirección y coordinación de los gastos de los trabajadores por Bs. 2.936,1 millones, la gestión administrativa por Bs. 2.913,0 millones y la previsión y protección social por Bs. 2.957,0 millones.

La asignación presupuestaria del Ministerio del Poder Popular para Economía y Finanzas en el Proyecto de Presupuesto para el ejercicio fiscal 2010, alcanza la cantidad de Bs. 20.658,3 millones, que constituye una participación del 13,0 por ciento del Proyecto de Ley de Presupuesto 2010 y un 2,3% del PIB.

Es el Órgano de la República responsable de coordinar la política macroeconómica con el Ministerio del Poder Popular para la Planificación y Desarrollo y ejecutar la política fiscal diseñada por el Ejecutivo Nacional.

A continuación se presentan los principales proyectos de dicho ministerio.

CUADRO N° 6-3
MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2010
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
079999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar	1.176.146.300	1.176,1
070052000	Formulación, ejecución, seguimiento y evaluación del presupuesto de los órganos de la administración pública	Ley / Reglamento	1	64,2
070016000	Coordinar, controlar, registrar y planificar la gestión financiera del tesoro nacional, a fin de mejorar la efectividad, eficiencia y transparencia de la gestión pública en función de la distribución de los ingresos para el cumplimiento de los objetivos y estrategias de desarrollo nacional	Porcentaje	100	10,0
	Resto de proyectos			20,9
	TOTAL PROYECTOS			**1.271,2**

Con respecto a las acciones centralizadas, representan la cantidad de Bs. 19.387,1 millones para los gastos de funcionamiento de este Ministerio, que como siguen se mencionan: la dirección y coordinación de los gastos de los trabajadores por Bs. 620,3 millones, la gestión administrativa por Bs. 570,1 millones, la previsión y protección social por Bs. 198,3 millones, las asignaciones predeterminadas por Bs. 98,2 millones, la dirección y coordinación del servicio de la deuda pública nacional por Bs. 16.807,7 millones, de los cuales corresponden a la fuente de ingresos ordinarios la cantidad de Bs. 6.514,7 millones, y Bs. 10.293,0 millones asignados a la fuente deuda pública y por último, los gastos centralizados por Bs. 1.092,5 millones.

El Ministerio del Poder Popular para el Trabajo y Seguridad Social, fundamenta su política en la construcción de la seguridad social desde un enfoque socialista Venezolano y con el mayor rango posible de inclusión poblacional y en condiciones de democratización de las organizaciones sindicales y en un marco de respeto a los derechos colectivos de los trabajadores. El presupuesto de este ministerio se enfoca primordialmente en las acciones a ejecutar por el Instituto Venezolano de los Seguros Sociales (IVSS), cuyos proyectos tienen como objetivo incorporar progresivamente a los ciudadanos y ciudadanas al Sistema de Seguridad Social y la prestación de los servicios de salud y mejoramiento en el otorgamiento de las prestaciones dinerarias a corto y largo plazo.

Su asignación presupuestaria alcanza Bs. 11.554,0 millones, equivalente al 7,2 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y al 1,3% del PIB.

Los proyectos a ser ejecutados por este ministerio alcanzan Bs. 10.488,8 millones, dentro de los cuales se contempla una transferencia al Instituto Venezolano de los Seguros Sociales (IVSS) por Bs. 10.201,0 millones, mientras que las acciones centralizadas alcanzan Bs. 1.065,2 millones, contemplando de igual manera una transferencia al Instituto Venezolano de los Seguros Sociales (IVSS) por Bs. 808,1 millones para sus gastos de funcionamiento.

El Ministerio del Poder Popular para la Educación Superior, es el órgano rector del sistema educativo del nivel superior para la formación del talento humano de acuerdo a los requerimientos de desarrollo nacional.

Su asignación presupuestaria alcanza Bs. 10.629,3 millones, equivalente a un 6,7 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y un 1,2% del PIB. A continuación se señalan los principales proyectos en el siguiente cuadro.

CUADRO N° 6-4
MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2010
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
359999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar	5.865.473.167	5.865,5
350078000	Dotación estratégica de la planta física de las instituciones de educación superior.	Espacio	9.800	26,5
350125000	Plan Nacional de Formación de Formadores	Persona Capacitada	750	10,3
	Resto de proyectos			92,0
	TOTAL PROYECTOS			**5.994,3**

Con respecto a las acciones centralizadas, se presupuestan sus gastos de funcionamiento como sigue: la dirección y coordinación de los gastos de los trabajadores representa la cantidad de Bs. 175,7 millones, la gestión administrativa por la cantidad de Bs. 4.459,0 millones y la previsión y protección social por la cantidad de Bs. 0,3 millones.

El Ministerio del Poder Popular para la Salud, tiene como propósito la profundización de la revolución bolivariana, mediante la construcción, integración y consolidación del sistema público nacional de salud. De esta manera, elevará la calidad de vida de la población venezolana con la ayuda de la medicina técnica y social de manera preventiva y curativa.

Su asignación presupuestaria alcanza Bs. 9.332,1 millones, equivalente al 5,9 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y al 1,0% del PIB.

En el cumplimiento de la Constitución Nacional, se concibe la salud como un derecho humano fundamental y universal; su protección y defensa representa la conquista de la calidad de vida. A continuación se detallan los principales proyectos de este ministerio.

CUADRO N° 6-5
MINISTERIO DEL PODER POPULAR PARA LA SALUD
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2010
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
549998000	Transferencias de Competencias a los Estados Descentralizados	Bolívar	2.828.028.789	2.828,0
549999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar	1.146.607.574	1.146,6
540040000	Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud, para atender a la población del Distrito Capital	Consulta	2.462.597	284,1
540057000	Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud, para atender integralmente a la población del Estado Guárico.	Consulta	413.752	171,2
540061000	Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud, para atender integralmente a la población del Estado Portuguesa	Consulta	372.626	138,2
540034000	Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud, para atender integralmente a la población del Estado Barinas	Consulta	830.856	136,4
	Resto de Proyectos			1.120,5
	TOTAL PROYECTOS			**5.825,0**

Con respecto a las acciones centralizadas, se presupuestan sus gastos de funcionamiento como sigue: la dirección y coordinación de los gastos de los trabajadores con la cantidad de Bs. 1.621,0 millones, la gestión administrativa por Bs. 1.540,0 millones y la previsión y protección social por Bs. 346,1 millones.

El Ministerio del Poder Popular para la Defensa, centra su actuación en lo señalado en el artículo 299 de la Constitución de la República Bolivariana de Venezuela en lo que se refiere al desarrollo armónico de la economía nacional mediante una planificación estratégica, participativa y de consulta abierta; y el artículo 328 ejusdem cuando establece que la Fuerza Armada Nacional es el garante de la independencia y soberanía de la Nación, así como de la integridad del espacio geográfico mediante la defensa militar, la cooperación en el mantenimiento del orden interno y la participación activa en el desarrollo nacional.

Su asignación presupuestaria alcanza Bs. 8.604,3 millones, equivalente a un 5,4 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y un 1,0% del PIB.

A continuación se detallan los principales proyectos del ministerio.

CUADRO N° 6-6
MINISTERIO DEL PODER POPULAR PARA LA DEFENSA
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2010
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
089999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar	1.107.944.032	1.107,9
080041000	Cuidado integral de la salud a través de la red sanitaria militar.	Paciente Atendido	2.834.648	241,6
080022000	Proveer el soporte de actividades logísticas que permitan la operatividad de la Fuerza Armada Nacional.	Dotación	60	213,1
080023000	Servicios, infraestructuras y compras comunes que garanticen el nivel operativo de la Fuerza Armada Nacional Bolivariana.	Actividad Administrativa	1.360	139,5
	Resto de Proyectos			357,5
	TOTAL PROYECTOS			**2.059,6**

Con respecto a las acciones centralizadas, se presupuestan sus gastos de funcionamiento, que como sigue se mencionan: la dirección y coordinación de los gastos de los trabajadores por Bs. 6.100,0 millones, la gestión administrativa por Bs. 296,2 millones, la previsión y protección social por Bs. 130,0 millones y las agregadurías militares por Bs. 18,5 millones.

El Ministerio del Poder Popular para las obras Públicas y Vivienda, fue creado por el Decreto N° 6.626 Gaceta Oficial de la República Bolivariana de Venezuela N° 39.130 de fecha 03/03/2009, asignándole la rectoría en materia de vialidad, circulación, tránsito y transporte terrestre, acuático y aérea, puertos, muelles aeródromos, aeropuertos, sistema de transporte ferroviario nacional, sistema nacional de vivienda y hábitat, entre otras.

Su asignación presupuestaria alcanza Bs. 7.069,0 millones, equivalente a un 4,4 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y un 0,8% del PIB. A continuación se detallan los principales proyectos del ministerio.

CUADRO N° 6-7
MINISTERIO DEL PODER POPULAR PARA LAS OBRAS PÚBLICAS Y VIVIENDA
DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2010
(Millones de Bolívares)

CÓDIGO	DENOMINACIÓN	UNIDAD DE MEDIDA	CANTIDAD	MONTO
559999000	Aportes y transferencias para financiar los proyectos de los entes descentralizados	Bolívar	2.804.752.353	2.804,8
550038000	Apoyo a la gestión del ordenamiento territorial y ejecución de obras de infraestructura y vialidad	Tramitación	201.221	146,3
550052000	Construcción, rehabilitación y mantenimiento de la vialidad agrícola nacional.	Kilómetro	1.341	7,6
550054000	Construcción de edificaciones de seguridad y defensa	Metro cuadrado	135.049	7,0
	Resto de proyectos			45,9
	TOTAL PROYECTOS			**3.011,6**

Las acciones centralizadas, se distribuyen como sigue: la dirección y coordinación de los gastos de los trabajadores por Bs. 813,8 millones, la gestión administrativa por Bs. 2.728,5 millones, y la previsión y protección social por Bs. 515,1 millones.

Con respecto a las transferencias a los entes descentralizados, se destacan: el Banco Nacional de Vivienda y Hábitat (Banavih) con Bs. 1.000,0 millones; C.A. Metro Los Teques (MetroTeques) por Bs. 981,5 millones; el C.A. Metro de Caracas (Cametro) por Bs. 929,4 millones; el Instituto Nacional de Transporte Terrestre (INTT) por Bs. 610,0 millones; la Fundación Fondo Nacional de Transporte Urbano (Fontur) por Bs. 513,0 millones; el Instituto Nacional de la Vivienda (Inavi) por Bs. 350,0 millones y el Instituto de Ferrocarriles del Estado por Bs. 192,5 millones.

Dentro del resto de los ministerios, están aquellos órganos ordenadores de compromisos y pagos, cuya asignación presupuestaria para el ejercicio fiscal 2010 en conjunto asciende a Bs. 36.350,1 millones, con una participación del 22,8 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 y un 4,1% del PIB.

El Ejecutivo Nacional, en pro de garantizar la optimización de la ejecución de las misiones sociales, centralizará en el Ministerio del Poder Popular del Despacho de la Presidencia sus asignaciones, las cuales ascienden a Bs. 2.826,2 millones financiadas totalmente con recursos ordinarios y representan el 85,1 por ciento de los créditos presupuestarios de este Órgano de la República.

Se desglosa a continuación en orden cuantitativo descendente, el detalle de las misiones sociales a ser financiadas en el Proyecto de Presupuesto para el ejercicio fiscal 2010 y seguidamente se realiza la representación gráfica de las principales misiones, de acuerdo al monto asignado: la Fundación Misión Barrio Adentro por Bs. 841,5 millones; la Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" por Bs. 713,2 millones; la Fundación Misión Sucre por Bs. 495,0 millones; la Fundación Samuel Róbinson por Bs. 301,8 millones; la Fundación Misión Negra Hipólita por Bs. 254,2 millones; la Fundación Misión Cultura por Bs. 54,3 millones; la Fundación "Pueblo Soberano" por Bs. 38,0 millones; el Instituto Nacional de Deportes por Bs. 36,4 millones; la Fundación "Misión Che Guevara" por Bs. 29,1 millones; la Fundación Misión Identidad por Bs. 20,0 millones; el Instituto Nacional de la Juventud por Bs. 20,0 millones; la Fundación Misión Milagro por Bs. 20,0 millones y la Fundación Misión Piar Bs. 2,6 millones.

Gráfico Nº 6-2
Detalle de las Principales Misiones Sociales de acuerdo al Monto Asignado
(Millones de Bolívares y Estructura Porcentual)
Año 2010


474,7
16,8%
841,5
29,8%
301,8
10,7%
495,0
17,5%
713,2
25,2%
A0446 Fundación Misión Barrio Adentro
A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez
A0415 Fundación Misión Sucre
A0425 Fundación Samuel Robinson
Resto de Misiones Sociales

A continuación se presenta la clasificación institucional del gasto total correspondiente al Proyecto de Ley de Presupuesto para el Ejercicio fiscal 2010:

CUADRO Nº 6-8
CLASIFICACIÓN INSTITUCIONAL DEL GASTO TOTAL
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	TOTAL	PORCENTAJE DE PARTICIPACIÓN RESPECTO AL TOTAL	PORCENTAJE PIB
Asamblea Nacional	817,5	0,5	0,1
Contraloría General de la República	166,2	0,1	0,0
Consejo Nacional Electoral	1.633,4	1,0	0,2
Ministerio del Poder Popular para Relaciones Exteriores	1.046,1	0,7	0,1
Ministerio del Poder Popular para Economía y Finanzas	20.658,3	13,0	2,3
Ministerio del Poder Popular para la Defensa	8.604,3	5,4	1,0

CUADRO N° 6-8
CLASIFICACIÓN INSTITUCIONAL DEL GASTO TOTAL
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	TOTAL	PORCENTAJE DE PARTICIPACIÓN RESPECTO AL TOTAL	PORCENTAJE PIB
Ministerio del Poder Popular para la Educación	23.628,4	14,8	2,6
Ministerio del Poder Popular para el Trabajo y Seguridad Social	11.554,1	7,2	1,3
Ministerio del Poder Popular para el Ambiente	1.687,5	1,1	0,2
Tribunal Supremo de Justicia	3.682,4	2,3	0,4
Ministerio Público	1.023,6	0,6	0,1
Procuraduría General de la República	85,1	0,1	0,0
Ministerio del Poder Popular para Relaciones Interiores y Justicia	30.339,8	19,0	3,4
Ministerio del Poder Popular para la Planificación y Desarrollo	6.887,4	4,3	0,8
Defensoría del Pueblo	74,2	0,0	0,0
Vicepresidencia de la República	695,5	0,4	0,1
Ministerio del Poder Popular para la Agricultura y Tierras	2.221,7	1,4	0,2
Ministerio del Poder Popular para la Educación Superior	10.629,3	6,7	1,2
Ministerio del Poder Popular para la Comunicación y la Información	337,6	0,2	0,0
Ministerio del Poder Popular del Despacho de la Presidencia	3.322,6	2,1	0,4
Consejo Moral Republicano	4,1	0,0	0,0
Superintendencia Nacional de Auditoria Interna	20,3	0,0	0,0
Ministerio del Poder Popular para la Alimentación	2.854,7	1,8	0,3
Ministerio del Poder Popular para las Industrias Básicas y Minería	831,2	0,5	0,1
Ministerio del Poder Popular para el Turismo	128,2	0,1	0,0
Ministerio del Poder Popular para la Energía y Petróleo	1.781,3	1,1	0,2
Ministerio del Poder Popular para la Cultura	838,5	0,5	0,1
Ministerio del Poder Popular para el Deporte	654,2	0,4	0,1
Ministerio del Poder Popular para los Pueblos Indígenas	144,1	0,1	0,0
Ministerio del Poder Popular para el Comercio	226,5	0,1	0,0
Ministerio del Poder Popular para la Salud	9.332,1	5,9	1,0
Ministerio del Poder Popular para las Obras Públicas y Vivienda	7.069,0	4,4	0,8
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	1.413,5	0,9	0,2
Ministerio del Poder Popular para las Comunas y Protección Social	3.469,4	2,2	0,4
Ministerio del Poder Popular para la Mujer y la Igualdad de Género	303,3	0,2	0,0
Rectificaciones al Presupuesto	1.240,7	0,8	0,1
TOTAL	**159.406,1**	**100,0**	**17,8**

6.2 Análisis de los Principales Conceptos del Gasto de la República

La Clasificación de los Principales Conceptos del Gasto, contempla todas las asignaciones predeterminadas tanto al gasto rígido como a los demás Gastos de Funcionamiento y de Inversión de la Administración Pública.

Del total de presupuesto de gastos y aplicaciones financieras el 35,2 por ciento está sujeto a disposiciones legales, representando el 6,3 por ciento del PIB, restando un 64,8% como disponibilidad del Ejecutivo Nacional para instrumentar una política de gastos coherente con las directrices estratégicas establecidas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013, conjuntamente con las grandes líneas transformadoras del Proyecto Nacional "Simón Bolívar" en lo político, social, económico, militar, territorial, internacional y ético.

Cabe destacar, que el elevado porcentaje de las acciones predeterminadas, demuestra una vez más la alta rigidez que caracteriza al presupuesto de gastos.

A continuación se muestra los Principales Conceptos del Gasto por Fuente de Financiamiento:

CUADRO N° 6-9
PRINCIPALES CONCEPTOS DEL GASTO POR FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	RECURSOS ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTIÓN FISCAL	OTRAS FUENTES	TOTAL
Legales	**45.899,3**		**10.293,1**			**56.192,4**
Servicio de la deuda pública	6.514,7		10.293,1			16.807,8
Gobernaciones y Alcaldías	35.662,5					35.662,5
• Situado Constitucional	24.814,5					24.814,5
• Asignaciones Económicas Especiales	4.372,8					4.372,8
• Fondo Intergubernamental para la Descentralización (Fides)	6.475,2					6.475,2
Sistema de Justicia	2.481,4					2.481,4
Rectificaciones al Presupuesto	1.240,7					1.240,7
Proyectos por Endeudamiento		**4.948,5**				**4.948,5**
Organismos con Autonomía Func. a/	**4.502,6**			**381,4**		**4.884,0**
Universidades Nacionales b/	**5.605,4**			**2.565,8**		**8.171,2**
Otros gastos	**68.065,2**			**17.052,8**	**92,0**	**85.210,0**
TOTAL	**124.072,5**	**4.948,5**	**10.293,1**	**20.000,0**	**92,0**	**159.406,1**

a/ No incluye asignaciones legales, proyectos por endeudamiento, ni obligaciones de ejercicios anteriores

b/ Incluye los aportes del Consejo Nacional de Universidades (CNU)

A continuación se presenta la estructura gráfica de esta clasificación:

Gráfico N° 6-3
Principales Conceptos del Gasto
(Estructura Porcental)
Año 2010


Otros Gastos
53,5%
Aspectos Legales
35,2%
Proyectos
3,1%
Universidades
Nacionales
5,1%
Organismos con
Autonomía
Funcional
3,1%

Por otra parte, el Presupuesto de Gastos y Aplicaciones Financieras continúa manteniendo la técnica de Presupuesto por Proyecto, por cuanto presenta una estrecha vinculación entre el conjunto de lineamientos previstos y el referido Presupuesto.

CUADRO N° 6-10
PRINCIPALES CONCEPTOS DEL GASTO POR ACCIONES CENTRALIZADAS Y POR PROYECTOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	ACCIONES CENTRALIZADAS c/	PROYECTOS	TOTAL	PORCENTAJE	
				PARTICIPACIÓN	PIB
Legales	**54.060,1**	**2.132,3**	**56.192,4**	**35,2**	**6,3**
Servicio de la Deuda Pública	16.807,8		16.807,8	10,5	1,9
Gobernaciones y Alcaldías	35.662,5		35.662,5	22,3	4,0
• Situado Constitucional	24.814,5		24.814,5	15,5	2,8
• Asignaciones Económicas Especiales	4.372,8		4.372,8	2,7	0,5
• Fondo Intergubernamental para la Descentralización (Fides)	6.475,2		6.475,2	4,1	0,7
Sistema de Justicia	349,1	2.132,3	2.481,4	1,6	0,3
Rectificaciones al Presupuesto	1.240,7		1.240,7	0,8	0,1
Proyectos por Endeudamiento		**4.948,5**	**4.948,5**	**3,1**	**0,6**
Organismos con Autonomía Funcional a/	**3.556,0**	**1.328,0**	**4.884,0**	**3,1**	**0,5**
Universidades Nacionales b/	**3.746,4**	**4.424,8**	**8.171,2**	**5,1**	**0,9**
Otros Gastos	**35.174,3**	**50.035,7**	**85.210,0**	**53,5**	**9,5**
TOTAL	**96.536,8**	**62.869,3**	**159.406,1**	**100,0**	**17,8**

a/ No incluye asignaciones legales, proyectos por endeudamiento, ni obligaciones de ejercicios anteriores

b/ Incluye los aportes del Consejo Nacional de Universidades (CNU)

c/ Incluye Rectificaciones al Presupuesto

De acuerdo al cuadro, se observa que el mayor porcentaje 59,8 por ciento está representado por las acciones centralizadas.

6.2.1 Asignaciones Legales

Las asignaciones legales constituyen compromisos establecidos en la Constitución de la República Bolivariana de Venezuela, en concordancia con lo dispuesto en el artículo 177 de la Ley Orgánica de Administración Financiera del Sector Público.

Para este concepto se estima la cantidad de Bs. 56.192,4 millones, destacándose entre ellos los recursos para cancelar el Servicio de la Deuda Pública centralizado en el Ministerio del Poder Popular para Economía y Finanzas y los aportes otorgados a las Gobernaciones y Alcaldías. En cuanto al Servicio de la Deuda Pública, se ha presupuestado por Bs. 16.807,8 millones, que representa el 10,5% del total de presupuesto y el 1,9% del PIB.

Con respecto a los recursos previstos para las Gobernaciones y Alcaldías alcanzan la cifra de Bs. 35.662,5 millones los cuales representan el 22,3% del total y el 4,0% del PIB, destacándose por Situado Constitucional la cantidad de Bs. 24.814,5 millones, de los cuales corresponde a los Estados la cantidad de Bs. 19.851,6 millones y a los Municipios la cantidad de Bs. 4.962,9 millones, de acuerdo a la Ley Orgánica de Descentralización y Delimitación de Transferencia de Competencias del Sector Público; por Asignaciones Económicas Especiales la cantidad de Bs. 4.372,8 millones que incluye el aporte correspondiente a los Estados con la cantidad de Bs. 1.836,6 millones, a los Municipios con Bs. 1.224,4 millones y al Fondo de los Consejos Comunales con Bs. 1.311,8 millones, y por el Fondo Intergubernamental para la Descentralización (Fides) con la cantidad de Bs. 6.475,2 millones, orientados a cubrir los gastos de funcionamiento de los mismos, así como permitir una mayor coordinación con el Ejecutivo Nacional de los proyectos a los fines de procurar la eficacia y eficiencia en el uso de los recursos.

El Fondo Nacional de los Consejos Comunales, se creó con el objeto de financiar los proyectos comunitarios, sociales y productivos. A través de los Consejos Comunales el pueblo venezolano ejercerá directamente la gestión de las políticas públicas y la ejecución de los proyectos los cuales estarán en función de las necesidades y aspiraciones de las comunidades, en pro de una sociedad más equitativa y con justicia social; por lo tanto la organización y el funcionamiento de estos entes estarán regidos conforme a los principios de responsabilidad, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, eficacia, eficiencia, control social, equidad, justicia e igualdad social.

6.2.2 Proyectos por Endeudamiento

Para el ejercicio económico-financiero 2010, se pretende dar continuidad a un conjunto de proyectos que apuntalan a mejorar los sectores agrícola, industrial y de infraestructura, entre otros, traducidos en proyectos orientados a la ejecución de obras de infraestructura, reformas, modernizaciones, fortalecimientos, rehabilitaciones y apoyos a los sistemas institucionales que contribuyan, por una parte, con la reactivación del aparato productivo y por la otra parte, en crear fuentes de empleo directa e indirecta. Todo esto coadyuva a continuar con el crecimiento económico que hasta ahora se ha desarrollado.

Por este concepto se estima en el Proyecto de Ley de Presupuesto del año 2010, recursos financieros por el orden de Bs. 4.948,5 millones para la ejecución y culminación de los proyectos de inversión social y reproductiva financiados con recursos provenientes de la Ley Especial de Endeudamiento 2010, los cuales están basados en los lineamientos previstos en el Plan de Desarrollo Económico y Social de la Nación 2007-2013. Estos proyectos representan el 3,1% del total presupuestado y el 0,6% del PIB. Entre los órganos de la República que mayor participación muestran en el total de los proyectos por endeudamiento se destacan: Energía y Petróleo Bs. 1.531,3 millones; Obras Públicas y Vivienda con Bs. 1.354,7 millones y Ambiente por Bs. 884,1 millones.

A continuación se presentan los proyectos por endeudamiento más relevantes que se muestran en el Presupuesto 2010:

- Proyectos orientados a incentivar el sector eléctrico tales como: la Central Hidroeléctrica Tocoma, Planta Termozulia III y Fortalecimiento y Desarrollo Institucional de Corpoelec
- Proyectos orientados a mejorar las vías de comunicaciones y transporte, dando importancia por una parte, a la responsabilidad del Instituto de Ferrocarriles del Estado en la Rehabilitación del Sistema Centro Occidental Simón Bolívar Tramo Puerto Cabello-Barquisimeto y Yaritagua-Acarigua, y por la otra, al desarrollo de la Línea 2 El Tambor - San Antonio de los Altos y Línea 5 Tramo Plaza Venezuela - Miranda II
- Proyectos de conservación de aguas y saneamiento ambiental, que apuntalan a la construcción y ampliación de cloacas y acueductos; a la rehabilitación de los sistemas de agua y al saneamiento ambiental integral, con miras a dotar al país de la infraestructura requerida para aprovechar racionalmente los recursos naturales. En este sentido, se destacan los proyectos más significativos: Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú; Modernización y Rehabilitación del Sector Agua Potable y Saneamiento; Agua Potable y Saneamiento en Zonas Urbanas y Rurales, entre otros.

6.2.3 Organismos con Autonomía Funcional

La asignación presupuestaria para los Organismos con Autonomía Funcional asciende a Bs. 4.884,0 millones, equivalente al 3,1% del total del Presupuesto y el 0,5% del PIB; y se detallan como se indican en el siguiente cuadro:

CUADRO N° 6-11
ORGANISMOS CON AUTONOMÍA FUNCIONAL
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Asamblea Nacional	814,5	16,7
Contraloría General de la República	166,1	3,4
Consejo Nacional Electoral	1.592,1	32,6
Tribunal Supremo de Justicia	1.195,8	24,5
Ministerio Público	1.021,3	20,9
Defensoría del Pueblo	73,9	1,6
Superintendencia Nacional de Auditoría Interna	20,3	0,5
TOTAL	**4.884,0**	**100,0**

Nota: No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni obligaciones de ejercicios anteriores

Dentro de los objetivos planteados por el Consejo Nacional Electoral, se destacan la planificación de los procesos electorales a celebrarse en el año 2010, así como lo correspondiente al cumplimiento de las demás funciones emanadas del texto constitucional, entre ellas: la materia Electoral, a través de los cuales se plantea incentivar la inscripción de la población electoralmente activa que no se ha incorporado al patrón electoral, como la actualización de datos de los ya existentes; y el Registro Civil, con la creación del Sistema Nacional de Registro Civil desarrollado por medio de la Ley Orgánica de Registro Civil, para este organismo se asigna la cantidad de Bs. 1.592,1 millones.

El Poder Judicial venezolano, constituye uno de los pilares fundamentales para el fortalecimiento de la democracia y por ende de la garantía y protección de los derechos de los ciudadanos, a tal efecto al Tribunal Supremo de Justicia, se le asigna para ello la cantidad de Bs. 1.195,8 millones con miras a consolidar este Poder se ha planteado tres directrices fundamentales como son: suministrar bienes y servicios a las Dependencias Judiciales para garantizar el proceso de administración de justicia en el ámbito nacional; inspeccionar y vigilar la reforma estructural de los procesos de evaluación y concursos de jueces para optar a la titularidad de los cargos y capacitación del recurso humano a fin de garantizar el Derecho a la Defensa.

El Ministerio Público, con el propósito de contribuir al logro de la justicia, la paz social, la preservación del Estado de Derecho y en su rol operativo garantizar el desarrollo de los procesos judiciales, con la celeridad y óptima administración de justicia; se propone el cumplimiento de sus objetivos mediante la puesta en marcha de los siguientes proyectos: modernización del organismo, procesos judiciales y administrativos de la acción fiscal, formación y capacitación del capital humano, seguridad integral de las sedes del organismo y modernización y mantenimiento tecnológico. Para cumplir con tales objetivos se le asigna la cantidad de Bs. 1.021,3 millones.

Los créditos presupuestarios destinados a la Asamblea Nacional, estarán orientados a financiar los siguientes proyectos: promulgar y reformar el marco legal de acuerdo a lo requerido por la reforma constitucional; promover la participación protagónica del ciudadano en la gestión de todos los poderes públicos, desarrollar mecanismos que permitan evaluar la gestión pública de manera concertada entre el Poder Legislativo, el Poder Ejecutivo y los beneficiarios de las políticas públicas y mantener la plataforma tecnológica, la asesoría y asistencia técnica adecuada al uso racional, eficiente y eficaz de un sistema de información y telecomunicaciones que asegure las comunicaciones internas y externas, para ello se estima otorgar recursos por el orden de Bs. 814,5 millones.

6.2.4 Universidades Nacionales

La política presupuestaria planteada para la educación superior, está enmarcada dentro de los lineamientos formulados por el Ministerio del Poder Popular para la Educación Superior, en cuanto a continuar manteniendo y desarrollando el derecho a la educación universitaria gratuita, democrática y obligatoria, tal y como lo consagra la Ley de Universidades. En este sentido, se le otorga a las Universidades Nacionales recursos por el orden de Bs. 8.171,2 millones, de los cuales Bs. 1.116,2 millones, provienen de la asignación otorgada por el Servicio Autónomo Consejo Nacional de Universidades, de acuerdo a lo previsto en la misma normativa.

6.2.5 Otros Gastos

El rubro otros gastos alcanza un monto de Bs. 85.210,0 millones que representan el 53,5% del total asignado al Proyecto de Ley de Presupuesto 2010 y el 9,5% del PIB.

Seguidamente se muestra el cuadro que detalla los componentes de este rubro:

CUADRO N° 6-12
OTROS GASTOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Gastos de Personal	31.468,9	36,9
Otros Materiales, Suministros y Mercancías	2.556,3	3,0
Servicios Básicos	130,5	0,2
Alquileres de Inmuebles, Maquinarias y Equipos	272,4	0,3
Conservaciones y Reparaciones Menores de Maquinarias, Equipos y Obras	323,8	0,4
Impuestos Indirectos	402,2	0,5
Adquisición de Repuestos, Maquinarias, Equipos e Inmuebles	85,7	0,1
Reparaciones, Conservaciones, Ampliaciones y Mejoras Mayores de Obras	327,5	0,4
Contratación y Construcción de Obras	38,5	0,0
Otros Activos Financieros	16,0	0,0
Gastos de Defensa y Seguridad del Estado	139,7	0,2
Subsidios al Sector Privado	1.772,0	2,1
Transferencias y Donaciones al Exterior	104,2	0,1
Aportes a Pensionados y Jubilados	4.836,0	5,7
Otras Asignaciones al Sector Público	40.142,6	47,1
Asignaciones No Distribuidas	981,1	1,1
Obligaciones de Ejercicios Anteriores y Otros Pasivos	386,6	0,5
Otros Gastos	1.226,0	1,4
TOTAL	**85.210,0**	**100,0**

Entre los conceptos de mayor relevancia, se destacan:

- Los gastos de personal por Bs. 31.468,9 millones, destinados a cumplir con los compromisos en materia laboral como: cancelación de las respectivas nóminas de los trabajadores públicos del Poder Nacional, hacer efectivo la aplicación de las correspondientes contrataciones colectivas, llevar a cabo la implementación del programa de alimentación a través del otorgamiento de cesta ticket de alimentación; además de cubrir la incidencia del incremento salarial del año 2009. No incluye lo correspondiente a organismos con autonomía funcional y lo estimado por este concepto para proyectos por endeudamiento.

- El resto de gastos de funcionamiento de los órganos del Poder Nacional como: la adquisición de materiales, suministros y mercancías, alquileres de inmuebles, maquinarias y equipos, la cancelación de los servicios básicos, la conservación y reparaciones menores, entre otros, permitirán a los órganos mantener los niveles de operatividad acordes con sus funciones. Para ello se estima Bs. 3.283,0 millones.

- Las asignaciones al sector público alcanzan la cifra de Bs. 40.142,6 millones orientados a llevar a cabo los gastos de funcionamiento de los entes descentralizados, los aportes a las Gobernaciones y los Municipios, así como los proyectos de carácter social. Cabe destacar que este rubro no incluye los proyectos por endeudamiento, los aportes legales y las transferencias otorgadas a las universidades nacionales.

- Entre los entes descentralizados que mayor participación muestran en este rubro se tienen: el Instituto Venezolano de los Seguros Sociales (IVSS) por Bs. 11.009,1 millones, las transferencias especiales a gobernaciones por Bs. 3.809,8 millones, CVG Electrificación del Caroní (Edelca) por Bs. 1.102,1 millones, la Corporación de Abastecimiento y Servicios Agrícolas, S.A (CASA) por Bs. 1.878,3 millones y el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) por Bs. 1.228,9 millones, el cual continuará ejecutando el Plan Evasión Cero y Contrabando Cero, cuya finalidad es continuar incrementando la recaudación de los tributos legalmente establecidos y lograr concientizar a los contribuyentes.

- En materia de vivienda y hábitat, se le asignan recursos financieros al Instituto Nacional de la Vivienda (Inavi) por Bs. 350,0 millones, los cuales con la coordinación del financiamiento por parte del Banco Nacional para la Vivienda y Hábitat (Banavih) por Bs. 1.000,0 millones tienen la responsabilidad de administrar los recursos destinados para solventar el déficit habitacional existente en el país.

- Por otra parte, se prevé en este rubro las asignaciones destinadas a los programas sociales y misiones bajo la tutela del Ministerio del Poder Popular del Despacho de la Presidencia, con lo cual continuarán coadyuvando a un mejor bienestar de la comunidad, entre tales tenemos: el reimpulso de la Misión Barrio Adentro, la Misión Sucre a través de la Fundación Misión Sucre y la Universidad Bolivariana de Venezuela (UBV); la misión alimentación dando importancia al Plan Excepcional de Seguridad Alimentaria (PESA) y al Programa de Alimentos Estratégicos (Proal); Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez", Fundación Misión Negra Hipólita, entre otras. Igualmente, como parte de la política social se tienen estimados la ejecución de los siguientes programas: hogares y multihogares de cuidado diario, proyecto alimentario escolar escuelas bolivarianas, atención integral al anciano, pensiones de vejez, subsidio al pasaje estudiantil, protección nutricional, ayudas al adulto (a) mayor y amas de casa, entre otros.

- Los subsidios al Sector Privado por Bs. 1.772,0 millones que involucra las asignaciones para las instituciones gremiales, instituciones benéficas, religiosas, entre otros subsidios.

- Los aportes que se otorgarán a los pensionados y jubilados por Bs. 4.836,0 millones, los cuales incluyen las respectivas nóminas, los aguinaldos, demás beneficios económicos previstos en la convención colectiva; así como la incidencia que genera el incremento de sueldos y salarios aprobados en el año 2009, entre otros.

- Por último, se prevé los gastos centralizados en el Ministerio del Poder Popular para Economía y Finanzas por Bs. 981,1 millones, para atender el convenio de cooperación, el fondo para remuneraciones, pensiones, jubilaciones y otras retribuciones, el proyecto social especial y demás gastos de los organismos del sector público.

6.3 Clasificación Económica del Gasto Fiscal de la República 2010

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, está diseñado en función de cumplir con las acciones y metas previstas en el Proyecto Nacional "Simón Bolívar" conjuntamente con las acciones establecidas en el Plan de Desarrollo Económico y Social 2007-2013, con la finalidad de generar la eficiencia y la eficacia del gasto que sirve de motor para generar un crecimiento económico sostenido con desarrollo humano, en concordancia con las bases de las políticas que coadyuven en la construcción de una nueva estructura económica y social incluyente, que forme parte, de un sistema de planificación, producción y distribución orientado hacia el Socialismo.

En éste sentido, el proceso de transición hacia una estructura económica - social más incluyente en el marco del desarrollo de un nuevo modelo productivo endógeno como base económica del Socialismo del Siglo XXI que permitirá al país avanzar en la cobertura y la universalización en la satisfacción de necesidades de alimentación, salud, educación, vivienda y empleo; así como, en la construcción de un sector público al servicio del ciudadano que conduzca a la transformación de la sociedad.

Para el Proyecto de Presupuesto del ejercicio fiscal 2010, se refleja según la clasificación económica para determinar la orientación y destino de los recursos, y analizar los efectos de la actividad pública sobre la economía nacional. En este sentido, del total de los créditos asignados se orientarán a los gastos corrientes por Bs. 127.729,3 millones que representan el 80,2%; a gastos de capital e inversión financiera por Bs. 31.290,2 millones que representan el 19,6% y a las aplicaciones financieras por Bs. 386,6 millones equivalentes al 0,2%.

Seguidamente se muestra la estructura de dicha clasificación por fuentes de financiamiento:

CUADRO N° 6-13
CLASIFICACIÓN ECONÓMICA DEL GASTO DE LA REPÚBLICA POR FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	ORDINARIO	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTIÓN FISCAL	OTRAS FUENTES	TOTAL
Gastos corrientes	**97.863,4**	**149,1**	**10.293,1**	**19.373,1**	**50,6**	**127.729,3**
Gastos de consumo	34.191,1	135,5	568,7	8.920,7	27,6	43.843,6
Gastos de la propiedad	5.954,8		9.724,4			15.679,2
Transferencias y donaciones corrientes	56.476,1	13,6		10.452,4	23,0	66.965,1
Rectificaciones al presupuesto	1.240,7					1.240,7
Otros gastos corrientes	0,7					0,7
Gastos de capital e Inversión Financiera	**25.823,5**	**4.799,4**		**625,9**	**41,4**	**31.290,2**
Inversión directa	502,5	50,4		87,7		640,6
Transferencias y donaciones de capital	25.305,0	4.749,0		538,2	41,4	30.633,6
Inversión financiera	16,0					16,0
Aplicaciones financieras	**385,6**			**1,0**		**386,6**
Disminución de otros pasivos financieros	385,6			1,0		386,6
TOTAL	**124.072,5**	**4.948,5**	**10.293,1**	**20.000,0**	**92,0**	**159.406,1**

Como se observa la mayor fuente de financiamiento del Proyecto de Presupuesto para el ejercicio fiscal 2010, está constituida por los recursos ordinarios con la cantidad de Bs. 124.072,5 millones, equivalentes al 77,8% del total.

La estructura porcentual de acuerdo a la clasificación económica se visualiza en el gráfico N° 6-4.

Gráfico N° 6-4

Clasificación Económica de la República
(Estructura Porcentual)
Año 2010

Gastos Corrientes 80,2%

Gastos de Capital e Inversión Financiera 19,6%

Aplicaciones Financieras 0,2%

De acuerdo a la técnica de presupuesto por proyectos, se muestra la distribución, tal y como se indica:

CUADRO N° 6-14
CLASIFICACIÓN ECONÓMICA DEL GASTO DE LA REPÚBLICA POR ACCIONES CENTRALIZADAS Y POR PROYECTOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	ACCIONES CENTRALIZADAS	PROYECTOS	TOTAL	PORCENTAJE	
				PARTICIPACIÓN	PIB
Gastos corrientes	**72.259,3**	**55.470,0**	**127.729,3**	**80,2**	**14,2**
Gastos de consumo	20.780,9	23.062,7	43.843,6	27,5	4,9
Gastos de la propiedad	15.677,9	1,4	15.679,3	9,8	1,7
Transferencias y donaciones corrientes	34.559,1	32.405,9	66.965,0	42,0	7,5
Rectificaciones al presupuesto	1.240,7		1.240,7	0,8	0,1
Otros gastos corrientes	0,7		0,7	0,0	0,0
Gastos de capital e inversiones financieras	**23.895,5**	**7.394,7**	**31.290,2**	**19,6**	**3,5**
Inversión directa	154,6	486,0	640,6	0,4	0,1
Transferencias y donaciones de capital	23.725,9	6.907,7	30.633,6	19,2	3,4
Inversión financiera	15,0	1,0	16,0	0,0	0,0
Aplicaciones financieras	**381,9**	**4,7**	**386,6**	**0,2**	**0,0**
Disminución de otros pasivos financieros	381,9	4,7	386,6	0,2	0,0
TOTAL	**96.536,7**	**62.869,4**	**159.406,1**	**100,0**	**17,8**

a/ Incluye rectificaciones al presupuesto por Bs. 1.240,7 millones

Se observa que del total de las acciones centralizadas por la cantidad de Bs. 96.536,7 millones, representan el 59,8% del total, y cuyo mayor exponente en este rubro es el gasto corriente, en especial las transferencias; a los proyectos por Bs. 62.869,4 millones participando con un 39,4% del total, siendo los gastos corrientes los que mayores montos muestran en el mismo y el 0,8% restante corresponde a las rectificaciones al presupuesto.

Gráfico N° 6-5

Clasificación Económica de la República por Acciones Centralizadas y por Proyectos
(Estructura Porcentual)
Año 2010


Proyectos
39,4%
Rectificaciones
al Presupuesto
0,8%
Acciones
Centralizadas
59,8%

6.3.1 Gastos Corrientes

Los gastos corrientes alcanzan un monto de Bs. 127.729,3 millones equivalentes al 80,2% del total presupuestado y el 14,2% del PIB. Estos gastos son destinados a cubrir los gastos de funcionamiento del aparato institucional, los proyectos de carácter social que ejecutarán los organismos del sector público, y los compromisos derivados de la deuda pública por concepto de intereses, comisiones y descuentos. De dicho monto se asignaron Bs. 43.843,6 millones a cubrir gastos de consumo, Bs. 15.679,3 millones a gastos de la propiedad, Bs. 66.965,0 millones a transferencias y donaciones corrientes, Bs. 1.240,7 millones como aporte legal correspondiente a las rectificaciones y Bs. 0,7 millones a otros gastos corrientes.

Los gastos corrientes serán financiados con recursos ordinarios por Bs. 97.863,4 millones, con proyectos provenientes de la Ley Especial de Endeudamiento por Bs. 149,1 millones, con deuda pública por Bs. 10.293,1 millones, gestión fiscal por Bs. 19.373,1 millones y con otras fuentes de financiamiento por Bs. 50,6 millones.

Con los recursos destinados a los gastos corrientes, se pretende en términos generales: cumplir con la recurrencia del incremento de sueldos y salarios aprobado en el año 2009; con la cancelación de las prestaciones sociales de antigüedad y demás compromisos laborales convenidos en los contratos colectivos; la cancelación de los servicios básicos; el ajuste de los gastos estimados en la adquisición de bienes y la contratación de servicios de acuerdo a la inflación estimada; continuar aplicando la política del Estado relacionada con la asignación de transferencias, subsidios y donaciones de carácter corriente a los sectores privado, público y externo, entre otras.

Por otra parte, se muestra un monto por acciones centralizadas por Bs. 71.018,6 millones y por proyectos por Bs. 55.470,0 millones, donde el rubro de transferencias representan el 48,7% y 58,4% respectivamente del total de los gastos corrientes en cada caso.

6.3.1.1 Gastos de Consumo

Los gastos de Consumo del Poder Nacional se destinan a la atención de los compromisos en materia laboral, la adquisición de materiales y la contratación de servicios, estimados de acuerdo a las características y tendencias de cada organismo. Igualmente se prevé por este concepto los gastos financieros derivados de la deuda pública. Estos gastos alcanzarán la cifra de Bs. 43.843,6 millones equivalentes al 27,5% del total presupuestado y el 4,9% del PIB.

Entre los organismos que tienen la mayor participación se encuentran los Ministerios del Poder Popular para: Educación Bs. 16.853,2 millones; Defensa Bs. 7.318,7 millones; Salud Bs. 3.485,1 millones; Economía y Finanzas Bs. 2.082,5 millones; Relaciones Interiores y Justicia Bs. 1.956,6 millones; Relaciones Exteriores Bs. 896,1 millones; Obras Públicas y Vivienda Bs. 1.092,2 millones; Ambiente Bs. 527,3 millones, y, los Organismos con Autonomía Funcional: Tribunal Supremo de Justicia Bs. 3.061,6 millones; Consejo Nacional Electoral Bs. 1.255,5 millones y el Ministerio Público Bs. 881,9 millones.

En cuanto a las Remuneraciones se estiman recursos por Bs. 36.609,2 millones, financiados con recursos ordinarios, y los cuales se destinan a cancelar las correspondientes nóminas de obreros, empleados, contratados, militares y parlamentarios; los aguinaldos, prestaciones sociales derivadas de la aplicación de la Ley Orgánica del Trabajo y demás beneficios socio-económicos de acuerdo a lo previsto en las contrataciones colectivas, así como el financiamiento de la recurrencia del salario mínimo aprobado en el año 2009, según Decreto N° 6.660 Gaceta Oficial de la República Bolivariana de Venezuela N° 39.151 de fecha 01/04/2009, y la cancelación del programa de alimentación actualizado según la variación de la Unidad Tributaria.

Dentro del rubro de las remuneraciones destacan los montos estimados para los Ministerios del Poder Popular para: Educación por Bs.15.741,4 millones, Defensa por la cantidad de Bs. 6.197,3 millones y Salud por la cantidad de Bs. 2.719,3 millones; y dentro de los Organismos con Autonomía Funcional el Tribunal Supremo de Justicia con Bs. 2.799,6 millones.

Dentro de los organismos que mayores aportes muestran en el concepto de remuneraciones se destacan en el siguiente cuadro:

CUADRO N° 6-15
REMUNERACIONES

PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

ORGANISMOS	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Educación	15.741,4	43,0
Ministerio del Poder Popular para la Defensa	6.197,3	16,9
Tribunal Supremo de Justicia	2.799,6	7,6
Ministerio del Poder Popular para la Salud	2.719,3	7,4
Ministerio del Poder Popular para Relaciones Interiores y Justicia	1.661,1	4,5
Ministerio Público	784,1	2,1
Ministerio del Poder Popular para Relaciones Exteriores	671,2	1,8
Ministerio del Poder Popular para Economía y Finanzas	693,1	1,9
Ministerio del Poder Popular para las Obras Públicas y Vivienda	937,1	2,6
Consejo Nacional Electoral	776,6	2,1
Ministerio del Poder Popular para el Ambiente	458,0	1,3
Otros órganos	3.170,4	8,7
TOTAL	**36.609,2**	**100,0**

Los recursos asignados a la compra de bienes y servicios estarán orientados a cubrir el funcionamiento de los órganos del Poder Nacional, que permitirán la dotación de materiales y suministros y con los requerimientos de servicios básicos, viáticos, alquileres, mantenimiento y reparaciones menores de equipos, entre otros.

Igualmente, en lo concerniente a salud y en concordancia con las estrategias y políticas establecidas en el Proyecto Nacional "Simón Bolívar" en cuanto a la profundización de la atención integral en salud de forma universal se estiman recursos para ejecutar los posibles gastos para la dotación de materiales médico-quirúrgicos a fin de fortalecer la red asistencial del sistema público nacional de salud; consolidar la red de clínicas populares, los centros de diagnóstico integral, las salas de rehabilitación integral, y los centros de alta tecnología; prestar atención oportuna y de calidad a pacientes con patología de alto costo que requieran insumos para la resolución médica; fortalecer la red ambulatoria convencional para mejorar la calidad de atención a la población de su área de influencia; fortalecer la prevención y control de enfermedades; entre otros.

Asimismo, se destacan en este rubro los recursos financieros destinados a profundizar la universalización de la educación bolivariana adecuando el sistema educativo al modelo productivo socialista asignando créditos para la compra de productos alimenticios a fin de ampliar la cobertura del programa alimentario escolar bolivariano; la dotación de materiales y equipos y la contratación de servicios necesarios para garantizar el óptimo funcionamiento de los planteles educativos y las distintas dependencias que integran el Ministerio del Poder

Popular para la Educación; fortalecer e incentivar la investigación en el proceso educativo; extender la cobertura de la matrícula escolar a toda la población con énfasis en las poblaciones excluidas; así como, garantizar la permanencia y prosecución en el sistema educativo. Asimismo, es importante destacar la formación y actualización del personal docente, a fin de mejorar la calidad de la Educación Bolivariana; el fortalecimiento de las comunidades educativas y la construcción y desarrollo del currículo en el sistema educativo bolivariano.

Por otra parte, para el ejercicio fiscal 2010 se llevará a cabo la ejecución de los procesos electorales, con todo el despliegue humano y técnico para garantizar comicios 100 por ciento automatizados y confiables en la elección de las autoridades locales (concejales y miembros de las respectivas Juntas Parroquiales), así como la elección de los representantes de los estados y pueblos indígenas de la República en la Asamblea Nacional. A tales efectos se estiman créditos presupuestarios para adquirir los materiales y suministros correspondientes.

Para hacer efectiva estas erogaciones se estiman recursos financieros por el orden de Bs. 6.149,6 millones, que representan el 3,9% del total presupuestado y el 0,7% del PIB.

Entre los organismos que estimaron mayores recursos presupuestarios tenemos los siguientes:

CUADRO N° 6-16
COMPRA DE BIENES Y SERVICIOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

ORGANISMOS	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Defensa	1.030,9	16,8
Ministerio del Poder Popular para la Educación	1.043,7	17,0
Ministerio del Poder Popular para la Salud	732,9	11,9
Ministerio del Poder Popular para Economía y Finanzas	807,3	13,1
Consejo Nacional Electoral	427,4	7,0
Ministerio del Poder Popular para Relaciones Interiores y Justicia	270,8	4,4
Ministerio del Poder Popular para Relaciones Exteriores	216,5	3,5
Tribunal Supremo de Justicia	227,1	3,7
Otros órganos	1.393,0	22,7
TOTAL	**6.149,6**	**100,0**

En cuanto a la asignación prevista para los impuestos indirectos se estima la cantidad de Bs. 512,6 millones, donde los mayores exponentes son los Ministerios del Poder Popular para: la Defensa con Bs. 90,4 millones y la Educación con Bs. 68,1 millones; asimismo destacan los Organismos con Autonomía Funcional: el Consejo Nacional Electoral con Bs. 51,5 millones y el Tribunal Supremo de Justicia con Bs. 34,9 millones.

6.3.1.2 Gastos de la Propiedad

Los gastos de la propiedad se ubican en Bs. 15.679,3 millones, conformados por Bs. 15.676,4 millones para atender los compromisos por servicio de la deuda pública y los derechos sobre bienes intangibles por Bs. 2,9 millones donde se destacan los alquileres por el uso o usufructo de marcas de fábrica y patentes de invención, de los derechos de autor, de los paquetes y programas de computación y por la explotación de bienes y servicios propiedad de terceros.

Dentro de las fuentes de financiamiento que mayor preponderancia muestran por este concepto son los recursos ordinarios y deuda pública, que representan el 38,0% y 62,0% del monto asignado, respectivamente.

6.3.1.3 Transferencias y Donaciones Corrientes

Para el año 2010 se asignarán recursos por Bs. 66.965,0 millones, que representan el 42,6% del total de gasto acordado y el 7,5% del PIB. Del total corresponden al sector privado la cantidad de Bs. 8.262,1 millones; al sector público la cantidad de Bs.58.567,0 millones y al sector externo la cantidad de Bs. 135,9 millones.

Las transferencias y donaciones corrientes al Sector Privado se orientarán a las instituciones benéficas, a la educación privada, y a la cancelación de pasivos laborales. Igualmente se estiman créditos presupuestarios para los pensionados y jubilados, incluyendo la recurrencia del salario mínimo.

Los recursos que se destinan al sector público se orientarán a financiar los gastos de funcionamiento de los entes descentralizados que permita alcanzar sus niveles de operatividad, y los cuales incluyen las incidencias del incremento del salario mínimo aprobado en el año 2009 y el ajuste en el programa de alimentación producto del incremento experimentado en las Unidades Tributarias; así como los proyectos de carácter social enfocados principalmente en el desarrollo de un nuevo modelo productivo endógeno que coadyuve a la inclusión económica y social con énfasis en las poblaciones excluidas.

En este sentido, el Gobierno continuará ejecutando para el año 2010 a través de las Misiones, un proceso de inclusión social masivo en pro de mejorar la distribución de la riqueza, el cual se verá reforzado con el incremento de la participación de los Consejos Comunales en la planificación y control de la economía fomentando la participación organizada del pueblo en la planificación de la producción.

Asimismo, se destinarán recursos a través de las transferencias corrientes a incrementar la soberanía y seguridad alimentaria, fomentar la ciencia y la tecnología al servicio del desarrollo nacional y reducir diferencias en el acceso al conocimiento, concentrar esfuerzos en las cadenas productivas con ventajas comparativas, coordinar la acción del Estado para el desarrollo económico regional y local, garantizar una seguridad social universal y solidaria y los mecanismos institucionales del mercado de trabajo, garantizar la expansión de una educación superior con pertinencia social, entre otros.

Para tales fines se asignan créditos presupuestarios por un monto de Bs. 58.567,0 millones, los cuales se detallan como se indica:

CUADRO N° 6-17
TRANSFERENCIAS CORRIENTES AL SECTOR PÚBLICO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Instituto Venezolano de los Seguros Sociales	11.009,1	18,8
Situado Estadal	9.925,8	16,9
Situado Municipal	2.481,5	4,2
Universidades Nacionales	7.055,0	12,0
Corporación de Abastecimiento y Servicios Agrícolas, S.A	1.878,3	3,2
Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades	1.332,4	2,3
Institutos y Colegios Universitarios	1.246,9	2,1
Servicio Nacional Integrado de Admón. Aduanera y Tributaria	1.217,5	2,1
Instituto de Previsión Social de las Fuerzas Armadas Nacionales	1.057,2	1,8
C.A. Metro de Caracas	929,4	1,6
Fundación Misión Barrio Adentro	841,5	1,4
Fundación Programa de Alimentos Estratégicos	819,4	1,4
Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez"	713,2	1,2
Inst. de Prev. y Asist. Social para el personal del Ministerio de Educación	663,9	1,1
Instituto Nacional de Transporte Terrestre	610,0	1,0
Fundación Gran Mariscal de Ayacucho	548,2	0,9
In Instituto Nacional de Servicios Sociales	539,6	0,9
Fundación Fondo Nacional de Transporte Urbano	513,0	0,9
Fundación Misión Sucre	495,0	0,8
Servicio Autónomo de Prest. Sociales de los Organismos de la Administración Central	392,8	0,7
Instituto Nacional de Nutrición	386,2	0,7
Fundación del Estado para el Sistema Nacional de las Orquestas,	377,8	0,6
Instituto Autónomo Hospital Universitario de Caracas	372,3	0,6
Servicio Nac. Autónomo de Atención Integral a la Infancia y a la Familia	322,7	0,6
Instituto Nacional de Deportes	320,0	0,5
Otras transferencias a Estados y Municipios	3.899,8	6,7
Otras Transferencias	8.618,5	14,7
TOTAL	**58.567,0**	**100,0**

De estas transferencias presentan mayor relevancia, las asignaciones a las Gobernaciones y Alcaldías por Bs. 16.307,1 millones, equivalentes al 27,8% del total asignado al rubro. De este total derivan del Situado Estadal la cantidad de Bs. 9.925,8 millones, del Situado Municipal la cantidad de Bs. 2.481,5 millones y de otras transferencias especiales la cantidad de Bs. 3.899,8 millones. Estas últimas concentran los recursos por concepto de Subsidio de Régimen Especial destinado al Distrito del Alto Apure la cantidad de Bs. 40,0 millones y por transferencia de competencia por Bs. 3.694,2 millones.

También muestran relevancia la asignación de recursos a:

- El Instituto Venezolano de los Seguros Sociales (IVSS) con Bs. 11.009,1 millones, el cual prevé recursos para financiar principalmente el mejoramiento en el otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social. Para el ejercicio fiscal 2010 se contempla la inclusión de 144.000 ciudadanos (as) al sistema de pensiones por las diferentes contingencias (vejez, incapacidad, invalidez, sobrevivencia y convenios bilaterales), así como continuar con la cancelación de las pensiones de los ciudadanos excluidos de las políticas sociales y del sistema de seguridad social, tales como: adulto mayor y amas de casa, garantizando así la protección a los ciudadanos (as) más vulnerables de la población, acorde con los principios de la democracia participativa y revolucionaria.

- Las Universidades Nacionales por Bs. 7.055,0 millones, para cubrir los gastos de funcionamiento de esas casas de estudios, a los fines de garantizar la equidad en el acceso y mejora en el desempeño estudiantil de tal forma de poder alcanzar en un futuro cercano una educación superior de calidad con pertinencia social. Para los Institutos y Colegios Universitarios se asignan recursos financieros por Bs. 1.246,9 millones, y continuar con las acciones de acceso a la población excluida del sistema educativo superior.

- La Corporación de Abastecimiento y Servicios Agrícolas, S.A. (CASA) por Bs. 1.878,3 millones, los cuales se emplearán en la compra de alimentos tanto nacionales como importados, para ser distribuidas a través de la Red Mercal en el marco del Plan de Compras de Alimentos y el de Distribución de Alimentos (este último ejecutado por C.A Mercal). Los referidos planes tienen como principales acciones la comercialización y distribución de catorce (14) rubros alimentarios de primera necesidad, a través de un proceso que involucra operaciones de logística (transporte, seguro, empaquetado, fletes, servicios aduanales, entre otros).

- El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) por Bs. 1.332,4 millones, encargado de asegurar el cumplimiento de la Ley de Universidades, coordina las relaciones dentro de todo el sistema de educación superior y define la orientación y las líneas de desarrollo del sistema universitario de acuerdo con las necesidades del país.

- El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) con Bs. 1.217,5 millones, cuya gestión continuará fundamentándose en alcanzar una mayor eficiencia en la recaudación de ingresos fiscales, mediante planes de modernización de la administración aduanera y tributaria, el incremento de las labores de fiscalización, regulación y control y el avance en la red publicitaria, que permita el fomento de una cultura tributaria en la población.

- El Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa) por Bs. 1.057,2 millones, orientados a dar cumplimiento al pago de las pensiones y prestaciones, así como el aporte de capital al Sistema de Fideicomiso del personal militar y el aseguramiento del Cuidado Integral de la salud, la vivienda y demás beneficios socioeconómicos expuestos en las diferentes carteras crediticias, que contribuyan a la calidad de vida de cada afiliado.

- El Instituto Nacional de Servicios Sociales (Inass) con Bs. 539,6 millones, destina estos recursos a la protección integral de los adultos y adultas mayores y otras categorías de personas en estado de necesidad, con la finalidad de garantizar atención e insumos médicos, atención nutricional y demás actividades como: recreativas, culturales, deportivas. En este orden para el año 2010 se tiene previsto desarrollar el "Plan Nacional de Atención al Adulto y Adulta Mayor de los Pueblos y Comunidades Indígenas", así como dar continuidad a la Atención Comunitaria que va dirigida principalmente a la población señalada, que no está en capacidad de asistir al Centro de Atención Ambulatorio más cercano.

Por otra parte, para el año 2010 se continuará implementando proyectos educativos enmarcados en las misiones sociales y que estarán enfocados en la participación comunitaria y en la garantía a la educación universitaria de todos los bachilleres sin cupo. A fin de cumplir con estas premisas la Fundación Misión Sucre será el garante de la inclusión en la educación universitaria de todas y todos los bachilleres en el territorio nacional continuando y fortaleciendo las ayudantías (becas) a los triunfadores y triunfadoras de los programas nacionales de formación y de Medicina Integral Comunitaria, así como la construcción de espacios educativos (aldeas universitarias) en toda Venezuela.

También se destaca el relanzamiento de la Misión Barrio Adentro en sus diversas modalidades en todo el territorio nacional con el objeto de seguir garantizando el acceso pleno a servicios de salud integrales y de calidad a toda la población. Para esto se destinarán Bs. 841,5 millones a la Fundación Misión Barrio Adentro.

Igualmente como parte de la política social a implementar, se destacan las acciones dirigidas por la Fundación Misión Negra Hipólita con Bs. 254,2 millones, para ejecutar los siguientes proyectos: red articuladora contra la miseria, protección integral a niños, niñas y adolescentes en situación de riesgo social.

6.3.2 Gastos de Capital e Inversiones Financieras

Las asignaciones para los Gastos de Capital e Inversiones Financieras previstas para el Proyecto de Ley de Presupuesto 2010 ascienden a Bs. 31.290,2 millones, que significan el 19,6% del total del gasto y el 3,5% del PIB. De este monto corresponden a Inversión Directa Bs. 640,6 millones, a Transferencias y Donaciones Bs. 30.633,6 millones y a las Inversiones Financieras Bs. 16,0 millones.

Dentro de las Inversiones Públicas, se prevén proyectos de inversión social y productiva, que apuntalan al estímulo de la economía social para continuar con la implantación del modelo económico socialista, diversificado y productivo, previsto en el Proyecto Nacional "Simón Bolívar" 2007-2013, el cual incrementa la consolidación del carácter endógeno de la economía. Entre estos proyectos se encuentran: el perfeccionamiento de las cadenas productivas; el aumento de la inversión en actividades estratégicas; el desarrollo tecnológico interno y el fortalecimiento de la manufactura y la promoción del desarrollo del tejido industrial, la industria básica y los servicios en los que se tienen ventajas comparativas; la diversificación del potencial exportador y producción de alimentos sobre la base del desarrollo rural integral y la seguridad alimentaria de la población; el fomento y apoyo a la participación para la construcción de viviendas; rescatar, ampliar y desarrollar la infraestructura para el medio rural y la producción; ampliar y mantener la vialidad, transporte y conservación; apoyar la pequeña y mediana industria y cooperativas; ampliar la infraestructura y la dotación escolar y deportiva; ampliar y mejorar la red de transmisión y distribución de la electricidad; entre otros.

Los proyectos estarán enfocados hacia aquellos que están en desarrollo, así como los nuevos proyectos con alto impacto en la consecución de los objetivos del desarrollo nacional que expandan la capacidad productiva y la infraestructura de la Nación, y que conlleven a la superación de la pobreza y la exclusión social.

Las acciones que enmarcan el mejoramiento de la infraestructura pública y las condiciones ambientales, que conducen al logro de tales inversiones se detallan como se indica:

- Se prevé para el año 2010 continuar con los proyectos de construcción de viviendas, orientada a las mejoras de infraestructuras y de servicios; y conjuntamente con los Ministerios del Poder Popular para las Comunas y Protección Social, Ambiente, Energía y Petróleo, se avanzará en la transformación integral del hábitat, donde la intervención de los Consejos Comunales, es un elemento primordial por cuanto a través de éstos, las comunidades plantearán las necesidades que tengan en esta materia

- Continuar con los proyectos de ampliación y mejoramiento de un conjunto de obras de infraestructura que se consideran prioritarios, y que contribuyan a la atención de los servicios públicos fundamentales y el desarrollo de centros poblados, asimismo se ejecutarán obras de infraestructura ambiental para el mejoramiento de la calidad de vida de la población venezolana

- Continuar con los proyectos de conservación de aguas y saneamiento ambiental, que apuntalan a la construcción y ampliación de cloacas y acueductos; a la rehabilitación de los sistemas de agua y saneamiento ambiental integral

- Continuar con la construcción y acondicionamiento de la infraestructura rural, con lo cual se prevé la rehabilitación de los sistemas de riego, los sistemas de agua potable y residuales; la ejecución de proyectos específicos en las áreas de extensión agrícola, rescatar, ampliar y desarrollar el riego y saneamiento, ayudas a las comunidades agrícolas pobres y el desarrollo de cadenas agroproductivas

- Continuar con el impulso de los sectores de la economía social y la inversión privada, a través de: el otorgamiento de créditos a las cooperativas y pequeños comerciantes con facilidades de financiamiento; acuerdos con sectores productivos; vinculación a los eslabones de las cadenas productivas; fomentar la inversión en las cadenas productivas de los sectores de la petroquímica, de productos forestales, sector turístico y en especial del acero y aluminio en el cual se prevé el diseño, construcción y operación de un Complejo Siderúrgico; la incorporación del programa de fomento agroindustrial, que prevé la instalación y puesta en marcha de plantas agroindustriales que rompan el monopolio en la cadena de procesamiento, y, la gradual transformación de empresas del Estado en Empresas de Producción Social.

La inversión pública estimada quedó estructurada de la siguiente manera:

CUADRO N° 6-18
INVERSIONES PÚBLICAS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
INVERSIÓN REAL	**31.274,2**	**99,9**
Directa	640,6	2,0
Transferencias y Donaciones	30.633,6	97,9
• Situado Constitucional	12.407,3	39,7
• Asignaciones Económicas Especiales	4.372,8	14,0
• Fondo Intergubernamental para la Descentralización (Fides)	6.475,2	20,7
• Subsidio de Régimen Especial – Dtto. del Alto Apure	40,0	0,1
• Entes Descentralizados	7.250,5	23,2
• Transferencias al Sector Privado	87,8	0,3
INVERSIÓN FINANCIERA	**16,0**	**0,1**
TOTAL	**31.290,2**	**100,0**

6.3.2.1 Inversión Directa

Para la Inversión Directa se estiman Bs. 640,6 millones que serán destinados a la inversión real en obras y proyectos de infraestructura, ejecutados a través de los órganos de la República, y los cuales están orientados a la recuperación, mantenimiento y ampliación de la infraestructura pública.

También, se prevé la adquisición de maquinarias y equipos esenciales, por parte de los órganos de la República, para cumplir con las funciones que le son propias, en especial los equipos de computación los cuales están directamente relacionados con los avances tecnológicos que el mercado presenta, y la adquisición de paquetes de computación. Igualmente se estiman recursos para llevar a cabo la conservación, mantenimiento y reparaciones mayores de equipos, maquinarias e inmuebles, entre otros.

Los principales órganos responsables de la administración de estos recursos se relacionan en el cuadro siguiente:

CUADRO N° 6-19
INVERSIÓN DIRECTA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

ORGANISMOS	MONTO	PORCENTAJE
Ministerio del Poder Popular para las Obras Públicas y Vivienda	58,9	9,2
Tribunal Supremo de Justicia	44,0	6,9
Consejo Nacional Electoral	17,1	2,7
Ministerio del Poder Popular para Agricultura y Tierras	33,7	5,3
Ministerio del Poder Popular para la Salud	88,5	13,8
Ministerio del Poder Popular para el Ambiente	12,9	2,0
Ministerio del Poder Popular para las Comunas y Protección Social	48,4	7,6
Ministerio Público	35,7	5,6
Ministerio del Poder Popular para Relaciones Interiores y Justicia	92,9	14,5
Otros órganos	208,5	32,5
TOTAL	**640,6**	**100,0**

Igualmente se pretende continuar ejecutando acciones que apuntalan a la Inversión Directa, las cuales están enmarcadas dentro de las acciones que a continuación se desarrollan:

- La conservación del recurso agua de las cuencas y del ambiente, a través de los proyectos: modernización y rehabilitación del sector agua potable y saneamiento; conservación de la Cuenca del Río Yacambú; el Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní y el Proyecto Nacional de Gestión y Conservación Ambiental; así como el manejo del agua potable y saneamiento en la zonas urbanas y rurales para el máximo aprovechamiento del vital líquido

- Impulsar los proyectos de vialidad urbana e interurbana mediante la construcción, rehabilitación y el mantenimiento de autopistas, avenidas y carreteras; conservación y mantenimiento de puentes y túneles en las redes viales principales, desarrollo de estudios y proyectos integrales de vialidad, plan de ordenación urbanística, estudios y proyectos de obras de equipamiento urbano y la identificación de la estructura actual del Sistema de Centros Poblados

- Continuar con los proyectos de construcción, reparación, mejoras y remodelación de edificaciones para la educación básica, educación superior, salud, seguridad y defensa, culturales, deportivas y de apoyo a la producción, los cuales se estima sean ejecutados por el Ministerio del Poder Popular para Obras Públicas y Vivienda

- Fortalecimiento de la capacidad nacional para el manejo y disposición final de los residuos y desechos sólidos

- Conservación y mantenimiento de aeropuertos a nivel nacional.

6.3.2.2 Transferencias y Donaciones de Capital

Las Transferencias y Donaciones de Capital que permitirán financiar la inversión real a ejecutar los entes del sector privado, los entes del Sector Público Descentralizado y las Gobernaciones, ascienden a Bs. 30.633,6 millones, monto que representa el 19,2% del total de gastos fiscales y el 3,4% del PIB. Dentro de las fuentes de financiamiento previstas para las transferencias de capital se destacan: recursos ordinarios y proyectos por endeudamiento, los cuales financian el 82,6% y 15,5% respectivamente.

Los principales conceptos receptores de las referidas transferencias se listan a continuación:

CUADRO N° 6-20
TRANSFERENCIAS DE CAPITAL AL SECTOR PÚBLICO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Situado Estadal	9.925,8	32,4
Fondo Intergubernamental para la Descentralización	6.475,2	21,1
Situado Municipal	2.481,5	8,1
Asignaciones Económicas Especiales Estadal	1.818,4	5,9
Asignaciones Económicas Especiales Consejos Comunales	1.311,8	4,3
Asignaciones Económicas Especiales Municipal	1.224,4	4,0
CVG Electrificación del Caroní	1.102,1	3,6
Banco Nacional de la Vivienda y Hábitat	1.000,0	3,3
C.A. Metro de Los Teques	981,5	3,2
Empresa de Producción Socialista Siderúrgica Nacional, C.A.	729,1	2,4
Sistema Hidráulico Yacambú Quibor	527,7	1,7
C.A. Energía Eléctrica de Venezuela	387,0	1,3
C.A. Metro de Caracas	350,7	1,1
Empresas Hidrológicas	291,8	1,0
Programa Social Especial	266,4	0,9
Fundación de Edificaciones Educativas	157,4	0,5
Instituto Nacional de Desarrollo Rural	152,0	0,5
Convenio de Cooperación Especial	151,7	0,5
Subsidio de Régimen Especial Distrito del Alto Apure	40,0	0,1
Otras Transferencias	1.163,8	3,8
TOTAL	**30.538,3**	**100,0**

Las transferencias y donaciones de capital al sector público alcanzan a Bs. 30.538,3 millones, las cuales incluyen los aportes a las Gobernaciones y Alcaldías por Bs. 21.983,3 millones, equivalentes al 72,0% del total asignado a las mismas, por concepto de Situado Constitucional (Estadal y Municipal), las Asignaciones Económicas Especiales, el Fondo

Intergubernamental para la Descentralización y Subsidio de Régimen Especial del Distrito del Alto Apure. Esta concentración de recursos se orientará a financiar los proyectos a ejecutar algunos de ellos, conjuntamente el Ejecutivo Nacional con las Gobernaciones y Alcaldías, a fin de procurar una mayor eficacia y eficiencia de los recursos otorgados dentro de una estrategia de desarrollo económico y social sustentable.

Es importante destacar que, el monto correspondiente a las Asignaciones Económicas Especiales presentado en el cuadro anterior incluye lo correspondiente al Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc) por Bs. 1.311,8 millones, los cuales serán destinados al financiamiento de los proyectos comunitarios, sociales y productivos, determinados previamente por los Consejos Comunales en función de las necesidades y aspiraciones detectadas directamente por la sociedad. Así mismo, este mecanismo permitirá atacar los problemas coyunturales de las comunidades, y permitir al pueblo organizado ejercer directamente la gestión de las políticas públicas, a la par de enseñar a la comunidad en la planificación de proyectos que puedan avalar el desarrollo de infraestructura local en el mediano plazo.

Asimismo, se prevé el fortalecimiento y expansión de la Economía Social mediante el establecimiento de un modelo productivo socialista el cual prevé el funcionamiento de nuevas formas de generación, apropiación y distribución de los excedentes económicos a través de la estimulación de las diferentes formas de propiedad social y de la transformación de las empresas del Estado en Empresas de Producción Social, las cuales constituyen el germen y el camino hacia el Socialismo del Siglo XXI, aunque persistirán empresas del Estado y empresas capitalistas privadas.

Igualmente se destacan las acciones prioritarias que el Gobierno Nacional, se propone ejecutar a través de sus entes descentralizados. A tal efecto se destacan los siguientes proyectos:

- La continuación en la construcción y financiamiento de viviendas de interés social, con la coordinación del Ministerio del Poder Popular para las Obras Públicas y Vivienda, el cual tiene bajo su tutela la formulación, seguimiento y evaluación de las políticas en materia de vivienda. Para ello contará con el apoyo del Banco Nacional de Vivienda y Hábitat, al cual se le transferirán recursos por Bs. 1.000,0 millones, cuya finalidad se orientará a la ejecución y financiamiento de los planes, programas, proyectos, obras y acciones requeridas para la vivienda y hábitat; a la ejecución de proyectos para la atención de emergencia o contingencia en vivienda y hábitat; a continuar atendiendo la demanda para el otorgamiento del Subsidio Directo Habitacional; así como a otorgar financiamiento a los usuarios del sistema para la adquisición, construcción, sustitución, restitución, mejora para la reparación o remodelación, refinanciamiento o pago de créditos hipotecarios; y facilidades financieras a las cooperativas de ahorro; entre otros. Todo ello permitirá atender el déficit habitacional existente

- Con respecto al programa de servicio de transporte y vías de comunicaciones, se continuará con el desarrollo de los sistemas de metros y ferroviarios como principales medios de transporte masivo de las principales capitales de estado y de las áreas circunvecinas. A tales efectos, se destinarán recursos principalmente para: las Inversiones Operativas de la C.A. Metro de Caracas, Línea V Tramo Plaza Venezuela – Miranda II; Línea II El Tambor – San Antonio de Los Altos y la Rehabilitación del Sistema Centro Occidental Simón Bolívar en los Tramos Puerto Cabello-Barquisimeto y Yaritagua-Acarigua. Para hacer efectiva la ejecución de estos proyectos se le asignan recursos a la C.A. Metro de Caracas por Bs. 350,7 millones y a C.A. Metro de Los Teques por Bs. 981,5 millones.

- Contribuir con el desarrollo agropecuario mediante la puesta en marcha de actividades en materia de fomento, desarrollo y financiamiento de la producción agrícola, vegetal, pecuaria, acuícola, pesquero y forestal. Para ello se prevé la asignación de recursos a través de la Ley Especial de Endeudamiento Anual 2010 para los siguientes proyectos: continuar con los Proyectos de Desarrollo de Cadenas Agro productivas en la Región de Barlovento y con el Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón en su segunda fase (Prosalafa II), mediante la Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (Ciara); y el Programa Sustentable de la pesca artesanal y de la acuicultura, a cargo del Instituto Socialista de la Pesca y Acuicultura

- Continuar con el desarrollo del sector eléctrico, gasífero y de aluminio del país a través de las siguientes obras y proyectos: Central Hidroeléctrica Tocoma, la Conversión a Gas Planta Centro y el Fortalecimiento Institucional del Sector Eléctrico, el Fortalecimiento y Desarrollo Institucional de Corpoelec y la Planta Termozulia III

- Continuar con el mejoramiento y aprovechamiento del sector ambiental mediante las siguientes obras y proyectos: Modernización y Rehabilitación del Sector Agua Potable y Saneamiento, Rehabilitación y Reconstrucción de Acueductos y Cloacas, Obras de Regulación y Trasvase, Conservación de la Cuenca del Río Yacambú, Proyecto Nacional de Gestión y Conservación Ambiental, Programa de Racionamiento del Consumo de Agua Potable y Saneamiento en Zonas Urbanas y Rurales; atención a acueductos rurales y poblaciones menores, entre otros.

6.3.2.3 Inversiones Financieras

Los créditos presupuestarios para las Inversiones Financieras previstos ascienden a Bs. 16,0 millones, los cuales se destinarán a los aportes en acciones y participaciones de capital y al Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria.

A continuación se especifican las asignaciones que por este concepto se otorgarán:

CUADRO N° 6-21
INVERSIONES FINANCIERAS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Aportes a Organismos Internacionales	15,0	93,8
Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria	1,0	6,3
TOTAL	**16,0**	**100,0**

6.3.3. Aplicaciones Financieras

Dentro del rubro de Aplicaciones Financieras (Bs. 386,6 millones) destinados cancelar deudas por concepto de compromisos pendientes de ejercicios anteriores de los organismos de la Administración Pública.

6.3.4 Servicio Estimado de la Deuda Pública Año 2010

Los recursos estimados para el Servicio de la Deuda Publica en el Proyecto de Ley de Presupuesto 2010 ascienden a Bs. 16.807,7 millones, los cuales estarán orientados a dar cumplimiento a los compromisos financieros adquiridos y vigentes por parte de la República Bolivariana de Venezuela, a través del Ministerio del Poder Popular para Economía y Finanzas. Del monto anterior se destinarán Bs. 9.055,7 millones al pago del servicio de la deuda pública interna y Bs. 7.752,0 millones para la cancelación del servicio de la deuda pública externa.

Los desembolsos previstos por concepto de servicio de la deuda pública interna y externa se visualizan en el siguiente cuadro:

CUADRO N° 6-22
SERVICIO ESTIMADO DE LA DEUDA PÚBLICA CON AFECTACIÓN PRESUPUESTARIA
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTO	TOTAL
Externa	7.752,0
Interna	9.055,7
TOTAL	**16.807,7**

Fuente: Oficina Nacional de Crédito Público

El Servicio de la Deuda Publica representa el 10,5 por ciento del Presupuesto de Gastos y estará financiado con ingresos ordinarios por Bs. 6.514,7 millones y con recursos provenientes de operaciones de crédito público por Bs. 10.293,0 millones, monto este a ser autorizado en el Proyecto de la Ley Especial de Endeudamiento Anual para el ejercicio fiscal 2010.

Asimismo, en dicha ley se contemplan desembolsos por Bs. 14.670,9 millones destinados a operaciones de refinanciamiento y reestructuración de la deuda pública nacional. Por su parte estas operaciones permitirán al Ejecutivo Nacional, a través de la Oficina Nacional de Crédito Público efectuar el rescate, canje o la recompra de los vencimientos de capital de la deuda publica interna y externa.

El Gobierno Nacional aspira mantener el grado de confianza mostrado por los inversionistas respecto a la capacidad de respuesta que tiene la República Bolivariana de Venezuela para cumplir con las obligaciones y compromisos financieros nacionales e internacionales. Una muestra de tal percepción fue el hecho de que para el cuarto trimestre del ejercicio fiscal 2009 la demanda de bonos de deuda pública superó $19.400,0 millones respecto a los $ 3.000,0 millones ofertados en el mercado público.

Seguidamente, se ilustra la composición por acreedor del servicio de la deuda pública externa, observándose que los bonos representan el 95,1 por ciento, los multilaterales el 3,3 por ciento y el resto de los acreedores el 1,6 por ciento del total del servicio de la deuda pública foránea:

CUADRO N° 6-23
SERVICIO ESTIMADO DE LA DEUDA PÚBLICA EXTERNA
CON AFECTACIÓN PRESUPUESTARIA
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS	TOTAL
REPÚBLICA	**7.752,0**
Bancos Comerciales y Otras Instituciones Financieras	48,6
Bilateral	57,3
Bonos	7.374,7
Multilateral	257,4
Proveedores	14,0
TOTAL	**7.752,0**

Fuente: Oficina Nacional de Crédito Público

Asimismo, el cuadro que se presenta a continuación contempla la distribución del servicio de la deuda pública interna por acreedor, donde se aprecia que los bonos DPN equivalen a un 93,7 por ciento y las letras del tesoro un 6,3 por ciento del servicio de la deuda pública interna:

CUADRO N° 6-24
SERVICIO ESTIMADO DE LA DEUDA PÚBLICA INTERNA
CON AFECTACIÓN PRESUPUESTARIA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	TOTAL
Bonos DPN	8.483,6
Letras del tesoro	572,1
TOTAL	**9.055,7**

Fuente: Oficina Nacional de Crédito Público

6.4 Clasificación Económica del Gasto de los Entes Descentralizados Funcionalmente de la República Sin Fines Empresariales

6.4.1 Comentarios Generales

Los Entes Descentralizados Funcionalmente de la República Sin Fines Empresariales constituyen organismos que, según la Ley Orgánica de la Administración Financiera del Sector Público, no realizan actividades de producción de bienes o servicios para la venta y cuyos recursos provengan de los aportes otorgados por la República. En este sentido, se requiere la medición del impacto que puedan tener los mismos en la actividad económica del sector público, de acuerdo a las exigencias de dicha Ley.

La política presupuestaria prevista en el presupuesto de los entes descentralizados, continuarán bajo el esquema de las directrices establecidas en el Proyecto Nacional "Simón Bolívar", el cual orienta las riendas del país hacia la construcción del Socialismo del Siglo

XXI, cuyos cimientos tienen base en la soberanía nacional, la inclusión social, la lucha contra la pobreza, la ética del servicio hacia el pueblo, la lucha contra la corrupción, la organización popular, entre otros. En este sentido, es de carácter fundamental para el Gobierno Nacional, la participación de dichos Entes que permitan en gran medida alcanzar los objetivos y metas planteados en las políticas propuestas.

El total de gastos y aplicaciones financieras, alcanza la cantidad de Bs. 81.994,7 millones, equivalentes al 9,2% del PIB. De este monto, se destinan para los gastos corrientes por Bs. 67.403,7 millones, para gastos de capital e inversión financiera por Bs. 5.888,3 millones y para las aplicaciones financieras Bs. 8.702,7 millones; y representan el 82,2%, 7,2% y 10,6% respectivamente del total asignado.

En el siguiente cuadro se muestra la Clasificación Económica de los créditos presupuestarios:

CUADRO N° 6-25
CLASIFICACIÓN ECONÓMICA DEL GASTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	TOTAL	PORCENTAJE
Gastos Corrientes	**67.403,7**	**82,2**
Gastos de consumo	36.285,4	44,2
• Remuneraciones	23.705,2	28,9
• Compra de bienes y servicios	12.048,8	14,7
• Impuestos indirectos	185,1	0,2
• Depreciación y amortización	345,6	0,4
• Otros gastos de consumo	0,7	0,0
Transferencias y donaciones corrientes	30.645,1	37,4
• Al sector privado	19.915,8	24,3
• Al sector público	10.707,3	13,1
• Al sector externo	22,0	0,0
Otros gastos corrientes	473,2	0,6
Gastos de Capital e Inversión Financiera	**5.888,3**	**7,2**
Inversión directa	5.042,5	6,1
• Formación bruta de capital fijo	4.974,3	6,0
• Tierras y terrenos	0,8	0,0
• Bienes intangibles	67,4	0,1
Transferencias y donaciones de capital	64,4	0,1
• Al sector privado	17,1	0,0
• Al sector público	47,3	0,1
Inversión financiera	781,4	1,0
• Aportes en acciones y participaciones de capital	1,3	0,0
• Concesión de préstamos	780,1	1,0

CUADRO N° 6-25
CLASIFICACIÓN ECONÓMICA DEL GASTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	TOTAL	PORCENTAJE
Aplicaciones Financieras	**8.702,7**	**10,6**
Inversión financiera	2.998,3	3,6
• Concesiones de préstamos	1.219,6	1,5
• Incremento de disponibilidad	1.655,6	2,0
• Incrementos de cuentas y efectos por cobrar	111,7	0,1
• Incremento de otros activos financieros	11,4	0,0
Disminución de pasivos financieros	5.704,4	7,0
• Disminución de cuentas y efectos por pagar	5.550,8	6,8
• Disminución de otros pasivos financieros	153,6	0,2
TOTAL	**81.994,7**	**100,0**

La estructura porcentual de esta Clasificación se observa en el siguiente gráfico:

Gráfico N° 6-6

Clasificación Económica del Gasto de los Entes Descentralizados Funcionalmente Sin Fines Empresariales
(Estructura Porcentual)
Año 2010


Gastos Corrientes 82,2%
Gastos de Capital e Inversión Financiera 7,2%
Aplicaciones Financieras 10,6%

6.4.2 Gastos Corrientes

Los gastos corrientes de los entes estarán orientados a cubrir el funcionamiento del aparato institucional de los mismos, y en llevar a cabo la ejecución y coejecución de proyectos de carácter social.

Para dichos gastos se asignan créditos presupuestarios por un monto de Bs. 67.403,7 millones, los cuales se distribuirán así: Bs. 36.285,4 millones para gastos de consumo, Bs. 30.645,1 millones para las transferencias y donaciones corrientes y Bs. 473,2 millones para el rubro de otros gastos corrientes.

6.4.2.1 Gastos de Consumo

Los gastos de consumo, permitirán la operatividad de los entes descentralizados, también se destacan gastos para cancelar los compromisos en materia laboral, adquirir materiales y suministros, cancelar los servicios básicos y realizar la contratación de servicios como alquileres, conservaciones y reparaciones menores, del personal técnico y profesional. En este sentido, se prevé para este rubro la cantidad de Bs. 36.285,4 millones, de los cuales corresponde a las remuneraciones la cantidad de Bs. 23.705,2 millones, destinados a la cancelación de sueldos, salarios, beneficios, complementos, aporte patronales, prestaciones sociales y otras indemnizaciones, asistencias socio-económicas y demás retribuciones; a la compra de bienes y servicios por la cantidad de Bs. 12.048,8 millones; a los impuestos indirectos por la cantidad de Bs. 185,1 millones, a la depreciación y amortización por la cantidad de Bs. 345,6 millones y al rubro de otros gastos de consumo por Bs. 0,7 millones.

Merece especial atención la aprobación del incremento salarial del 20 por ciento para los trabajadores (as) de la Administración Pública en el año 2009, el cual tendrá incidencia en la determinación de las remuneraciones para el año 2010, así como en las prestaciones sociales y demás beneficios socio-económicos.

Además de lo antes expuesto, seguidamente se destacan los entes cuyas acciones muestran relevancia en el rubro de gastos de consumo:

- El Banco Nacional de Vivienda y Hábitat (Banavih), en su condición de banca social, brindará asesoría a los ciudadanos para facilitarles la tramitación de las solicitudes de créditos habitacionales

- La Fundación para el Desarrollo del Servicio Eléctrico (Fundelec), continuará ejecutando los proyectos en el marco del Convenio Integral de Cooperación Cuba-Venezuela, los cuales van dirigidos a mejorar la calidad de vida de las comunidades ubicadas en zonas aisladas, indígenas y fronterizas, incorporándolas al disfrute y uso del servicio eléctrico

- La Fundación Misión Hábitat, promocionará los programas y proyectos definidos en los planes de desarrollo de vivienda y hábitat en el ámbito nacional, en correspondencia con las estrategias de desarrollo y las políticas establecidas por el Ejecutivo Nacional

- La Fundación Programa de Alimentos Estratégicos (Fundaproal), con el fin de proteger a los segmentos más vulnerables y excluidos socialmente, se tiene previsto otorgar 258.729 toneladas métricas de alimentos para atender a más de 900.000 personas en las Casas de Alimentación, a través del proyecto Mercal máxima protección

- El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), respondiendo a los objetivos estratégicos previstos para el ejercicio económico-financiero 2010, llevará a cabo la ejecución de los siguientes proyectos: Sistema Tributario Socialista, Sistema Aduanero Socialista y Modernización III de dicho ente, enfocados en el reimpulso del sistema tributario a nivel nacional

- El Instituto Venezolano de los Seguros Sociales (IVSS), impulsa una política dirigida al mejoramiento de la calidad de vida de la población a través del fortalecimiento de la atención médico-asistencial, por medio del mantenimiento en condiciones óptimas de los servicios médicos de los Centros Asistenciales del Instituto

- El Instituto Nacional de Capacitación y Educación Socialista (Inces), orienta principalmente su política a la formación y capacitación integral de jóvenes y adultos, como una contribución a la economía social y productiva del país

- Las Corporaciones de Desarrollo, capacitarán y formarán los Consejos Comunales en el ámbito nacional, fortalecerán el Poder Popular para la planificación y articulación del desarrollo comunal, entre otros

- La Fundación Misión Milagro, continuará prestando atención integral a los beneficiarios de dicha Fundación, en todo lo concerniente a traslados, alimentación, alojamiento y cualquier otro gasto relacionado con la asistencia médico-quirúrgica

- La Fundación Misión Barrio Adentro, brindará atención odontológica a personas excluidas y fortalecerá los consultorios populares a nivel nacional

- El Instituto Autónomo Fondo Único Social (Iafus), prestará atención integral a personas naturales y organizaciones sociales, a fin reducir la miseria y la pobreza, así como también ofrecerá asistencia oportuna a las contingencias sociales de los grupos económicamente más vulnerables.

6.4.2.2 Transferencias y Donaciones Corrientes

Las transferencias y donaciones corrientes alcanzan el monto de Bs. 30.645,1 millones, que representan el 37,4 por ciento del total estimado para los entes descentralizados funcionalmente de la República sin fines empresariales, y el 3,4% del PIB.

Del monto total asignado, se destinan al sector privado Bs. 19.915,8 millones las cuales se orientan a cancelar los aportes otorgados a los pensionados y jubilados, las donaciones y transferencias para personas, instituciones sin fines de lucro, empresas privadas, entre otros. Entre las transferencias y donaciones a personas se muestran las otorgadas a financiar:

- Las becas para estudios de postgrados, en el área de investigación, ciencia y tecnología, que coadyuvan al desarrollo industrial soberano autosustentable

- El proyecto Mercal máxima protección

- El pasaje preferencial estudiantil

- La inclusión de nuevos ciudadanos al sistema de pensiones por las diferentes contingencias: vejez, incapacidad, invalidez, sobrevivencia y convenios bilaterales; así como continuar con la cancelación de pensiones de los ciudadanos excluidos de las políticas sociales y del sistema de seguridad social, tales como: el adulto mayor y las amas de casa, acorde con los principios de la democracia participativa y revolucionaria

- El fortalecimiento de las misiones sociales como un instrumento clave para el desarrollo de la política social, orientada a satisfacer en gran medida las necesidades de la población venezolana. Entres los proyectos tenemos: la protección e inclusión integral de las madres amas de casa y sus familias en condiciones de pobreza extrema, a realizar actividades socio-productivas de desarrollo nacional; la atención a la población excluida del sistema educativo, para ello la Fundación Misión Ribas, ejecutará sus tres proyectos básicos: la Misión Ribas, la Misión Ribas Técnica y la Misión Ribas Productivo; la atención integral de todos los niños, niñas, adolescentes y adultos que se encuentren en situación de calle, adolescentes embarazadas, personas discapacitadas y adultos mayores en situación de pobreza extrema, entre otros proyectos.

Al sector público se orientan recursos por Bs. 10.707,3 millones para los gastos de funcionamiento de los organismos de dicho sector y para la ejecución y coejecución de los proyectos o convenios que coexisten, a los efectos de cumplir con la política social del Gobierno Nacional. Estos aportes serán otorgados principalmente a los entes descentralizados para su gasto de funcionamiento, a las Entidades Federales, a los Municipios, entre otros. Se destacan las transferencias al sector público que realiza el Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) por Bs. 1.116,2 millones a las Universidades Nacionales, a los Institutos y Colegios Universitarios y a la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior; el Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc) por Bs. 1.226,6 millones a los Consejos Comunales, para que ejecuten proyectos comunitarios y sociales que mejoren la calidad de vida de la población, entre otras transferencias.

6.4.3 Gastos de Capital e Inversión Financiera

Los gastos de capital e inversión financiera, previstos para el ejercicio fiscal 2010 ascienden a Bs. 5.888,3 millones, correspondiendo a la inversión directa por Bs. 5.042,5 millones, a las transferencias y donaciones de capital por Bs. 64,4 millones; y a la inversión financiera por Bs. 781,4 millones, que representan el 6,1 por ciento, 0,1 por ciento y 1,0 por ciento del total asignado respectivamente.

6.4.3.1 Inversión Directa

Los recursos por este concepto se destinan principalmente a la culminación de las obras iniciadas, previstas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013. Igualmente se destinan a la adquisición de maquinarias, equipos e inmuebles; a realizar estudios y proyectos, a la construcción de obras de infraestructura; a la adquisición de activos intangibles como paquetes y programas de computación; a las conservaciones, ampliaciones y mejoras mayores, entre otros.

Ahora, dentro de los proyectos relevantes, se detallan las siguientes:

- Desarrollo de la infraestructura ferroviaria en el país, y por ende del Sistema Integral de Transporte Masivo, destacándose la culminación del proyecto: Construcción y Rehabilitación del Tramo Ferroviario Puerto Cabello – Barquisimeto Yaritagua – Acarigua, el cual generará beneficios a la Zona Centro-Occidental del país al permitir el transporte de productos

- Construcción, conservación, reparación y ampliación de las edificaciones médico-asistenciales, de educación superior, de seguridad y defensa, entre otras

- Mantenimiento y mejoras mayores en los bienes inmuebles, en los equipos eletromecánicos y en los sistemas informáticos del Instituto Autónomo Aeropuerto Internacional de Maiquetía

- Construcción, mantenimiento y mejoras de las principales autopistas y vías expresas a nivel nacional

- Construcción de viviendas a nivel nacional

- Actualización de los sistemas informáticos, que permitirán agilizar los procesos inherentes a las actividades de cada ente

- Ejecución de obras y proyectos como: Control de torrentes en la Cuenca del Río Osorio, Programa de mantenimiento de ríos y quebradas ubicadas en el Eje Arrecife – Los Caracas – Estado Vargas, Promoción del desarrollo endógeno de las actividades socio-productivas y de la infraestructura de apoyo a la producción agrícola e industrial de la Región Los Andes, Fortalecimiento de la infraestructura turística en el Estado Zuliana, Promoción de la agricultura urbana zuliana, entre otros. Estos proyectos serán ejecutados por las Corporaciones de Desarrollo Regional.

6.4.3.2 Transferencias y Donaciones de Capital

Este rubro alcanza la cifra de Bs. 64,4 millones, de los cuales corresponde al sector privado Bs. 17,1 millones y al sector público Bs. 47,3 millones. Estas últimas se destinarán principalmente a otorgar donaciones de capital a la República por Bs. 19,3 millones y a los entes descentralizados por Bs. 26,4 millones.

En este rubro se expone los recursos de capital que transfiere el Fondo Intergubernamental para la Descentralización a las Gobernaciones, Municipios y Consejos Comunales, los cuales estarán orientados a ejecutar proyectos en pro del beneficio comunitario.

6.4.3.3 Inversión Financiera

Los créditos presupuestarios asignados para la inversión financiera ascienden a Bs. 781,4 millones, que representan el 1,0 por ciento del total del gasto de los entes, y donde la mayor relevancia la muestra el rubro de concesión de préstamos por Bs. 780,1 millones.

La inversión financiera se orientará a:

- Prestar servicios financieros al sector lácteo en materia de nutrición, mejoramiento genético y reproductivo, sanidad del rebaño lechero, entre otros, con el objetivo de alcanzar el mejoramiento de fincas lecheras. Estos servicios los presta la Fundación Fondo Nacional para la Producción Lechera, con la participación activa del Poder Comunal, para promover la plena seguridad y soberanía láctea

- Otorgar créditos para incentivar a la pequeña y mediana industria, y que permitan continuar con el desarrollo de la economía endógena, y por ende lograr el mejoramiento de la calidad de vida, bajo el modo de producción socialista

- Impulsar el desarrollo endógeno a través de la concesión de préstamos a particulares

- Financiar a los Bancos Comunales.

6.4.4 Aplicaciones Financieras

Las aplicaciones financieras alcanzarán la cifra de Bs. 8.702,7 millones, destacándose la disminución de cuentas y efectos por pagar con Bs. 5.550,8 millones donde el Banco Nacional de Vivienda y Hábitat (Banavih), es el mayor exponente de este rubro por Bs. 4.610,7 millones, el incremento de la disponibilidad por Bs. 1.655,6 millones y la concesión de préstamos a particulares por Bs. 1.219,6 millones.

6.5 Clasificación Sectorial del Gasto de la República 2010

6.5.1 Comentarios Generales

En el Proyecto de Presupuesto para el ejercicio fiscal 2010, la distribución sectorial institucional del gasto presupuestario expresará la continuidad de las orientaciones y estrategias trazadas en el Proyecto Nacional "Simón Bolívar", en su Primer Plan Socialista de Desarrollo Económico y Social de la Nación para el período 2007-2013.

En tal sentido, la distribución sectorial del gasto reflejará como fundamento principal los profundos cambios históricos, que en lo político, lo social, lo económico se desarrollan de manera dinámica y progresiva en el país, y que guían a la Nación Venezolana, hacia el fin supremo de refundar la República para establecer un Estado democrático, participativo y multiétnico y pluricultural, ético-moral-socialista, comunitario, incluyente, consolidador de los valores de libertad, la independencia, la paz, la solidaridad, el bien común, rumbo a lo postulado por el Libertador "La Suprema Felicidad Social".

Esta transformación, conllevará a un modelo de democracia social, participativa y protagónica en el que se desarrollarán políticas que enfatizarán el poder popular a través del desarrollo de las organizaciones comunitarias locales, consejos comunales, redes socio productivas, cooperativas u otras formas de organización y participación comunitaria a fin de otorgarle a las comunidades organizadas y organizaciones sociales, como núcleos fundamentales de la nueva geometría del poder.

En este sentido, el propósito fundamental de este modelo plantea la construcción de una estructura social incluyente, sustentado en un nuevo sistema económico productivo, diversificado e integrado, tanto funcional como espacialmente, que incluya formas de producción social, cooperativas, asociativas y solidarias que favorezcan nuevos patrones de asentamiento humano. Para lo cual se plantea un desarrollo desconcentrado definido por ejes integradores en un ambiente sustentable, donde el acervo energético del país permita una estrategia que combine el uso soberano del recurso energético con la integración regional y mundial que haga viable el surgimiento de nuevos polos de poder que representen el quiebre de la hegemonía unipolar, en la búsqueda de la justicia social, la solidaridad y la consolidación del modelo productivo socialista.

En fin, el objetivo de la política sectorial en el próximo ejercicio fiscal estará construido sobre la base de las premisas del socialismo bolivariano del siglo XXI, en el cual la soberanía nacional, la inclusión social, la lucha contra la pobreza, la ética de servicio hacia el pueblo, la lucha contra la corrupción, la organización popular y la integración regional y mundial constituyan los cimientos donde se asiente definitivamente la nueva República.

A continuación se presentan las asignaciones presupuestarias según las áreas afines de manera que faciliten el estudio de la correspondencia que existe entre la estructura de los planes de desarrollo con la de presupuesto.

CUADRO N° 6-26
CLASIFICACIÓN SECTORIAL DEL GASTO POR FUENTES DE FINANCIAMIENTO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	RECURSOS ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTIÓN FISCAL	OTRAS FUENTES	TOTAL
SECTORES SOCIALES	**57.056,0**	**483,0**		**15.260,0**	**92,0**	**72.891,0**
Educación	22.456,4			6.551,3	44,2	29.051,9
Vivienda, Desarrollo Urbano y Servicios Conexos	860,4	356,4		154,5		1.371,3
Salud	10.349,2			3.506,9	40,5	13.896,6
Desarrollo Social y Participación	5.528,2	2,7		684,7	7,3	6.222,9
Seguridad Social	15.533,5			4.158,0		19.691,5
Cultura y Comunicación Social	1.326,3	123,9		2,0		1.452,2
Ciencia y Tecnología	1.002,0			202,6		1.204,6
SECTORES PRODUCTIVOS	**9.369,8**	**4.231,2**		**1.335,8**		**14.936,8**
Agrícola	4.181,6	607,3		200,0		4.988,9
Transporte y Comunicaciones	3.076,7	1.363,6		568,2		5.008,5
Industria y Comercio	1.718,2	729,1		566,4		3.013,7
Energía, Minas y Petróleo	240,4	1.531,2				1.771,6
Turismo y Recreación	152,9			1,2		154,1
SERVICIOS GENERALES	**13.976,6**	**234,3**		**3.348,8**		**17.559,7**
Seguridad y Defensa	9.518,7	183,3		2.425,7		12.127,7
Dirección Superior del Estado	4.457,9	51,0		923,1		5.432,0
GASTOS NO CLASIFICADOS SECTORIALMENTE	**43.670,1**		**10.293,1**	**55,4**		**54.018,6**
Servicio de la Deuda Pública	6.514,7		10.293,1			16.807,8
Situado Constitucional	24.814,5					24.814,5
Transferencias al Exterior	34,6			3,5		38,1
Fondo Intergubernamental para la Descentralización	6.499,0					6.499,0
Subsidio de Capitalidad				50,0		50,0
Ley de Asignaciones Económicas Especiales derivados de Minas e Hidrocarburos	4.372,8					4.372,8
Otras Transf. a Entidades Federales.	193,8			1,9		195,7
Rectificaciones al Presupuesto	1.240,7					1.240,7
TOTAL	**124.072,5**	**4.948,5**	**10.293,1**	**20.000,0**	**92,0**	**159.406,1**

CUADRO N° 6-27
CLASIFICACIÓN SECTORIAL DEL GASTO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	TOTAL	PORCENTAJE	
		PARTICIPACIÓN	PIB
SECTORES SOCIALES	**72.891,0**	**45,7**	**8,1**
Educación	29.051,9	18,2	3,2
Vivienda, Desarrollo Urbano y Servicios Conexos	1.371,3	0,9	0,1
Salud	13.896,6	8,7	1,6
Desarrollo Social y Participación	6.222,9	3,9	0,7
Seguridad Social	19.691,5	12,3	2,2
Cultura y Comunicación Social	1.452,2	0,9	0,2
Ciencia y Tecnología	1.204,6	0,8	0,1
SECTORES PRODUCTIVOS	**14.936,8**	**9,4**	**1,7**
Agrícola	4.988,9	3,1	0,6
Transporte y Comunicaciones	5.008,5	3,2	0,6
Industria y Comercio	3.013,7	1,9	0,3
Energía, Minas y Petróleo	1.771,6	1,1	0,2
Turismo y Recreación	154,1	0,1	0,0
SERVICIOS GENERALES	**17.559,7**	**11,0**	**2,0**
Seguridad y Defensa	12.127,7	7,6	1,4
Dirección Superior del Estado	5.432,0	3,4	0,6
GASTOS NO CLASIFICADOS SECTORIALMENTE	**54.018,6**	**33,9**	**6,0**
Servicio de la Deuda Pública	16.807,8	10,6	1,9
Situado Constitucional	24.814,5	15,6	2,8
Transferencias al Exterior	38,1	0,0	0,0
Fondo Intergubernamental para la Descentralización	6.499,0	4,1	0,7
Subsidio de Capitalidad	50,0	0,0	0,0
Ley de Asignaciones Económicas Especiales	4.372,8	2,7	0,5
Otras Transferencias a Entidades Federales	195,7	0,1	0,0
Otros no Clasificados			
Rectificaciones al Presupuesto	1.240,7	0,8	0,1
TOTAL	**159.406,1**	**100,0**	**17,8**

6.5.2 Sectores Sociales

Este sector se mantendrá en el centro de las políticas, programas y proyectos de este modelo de carácter humanista, en el cual prevalece la atención a las necesidades de las mayorías populares, la inversión social, la inclusión cultural, social y política para la construcción de una democracia de nuevo tipo, profundamente protagónica, dándole concreción a través de la asignación de mayores recursos para las políticas sociales. Para ello el Ejecutivo Nacional conservará como norte las Misiones Sociales, con el objeto de favorecer la seguridad social, la salud, la educación, integración ciudadana y la justicia social.

Para el logro de estos objetivos se dirigen las estrategias a:

- Incentivar la inversión social, fortaleciendo y sustentando las políticas sociales, universales, diferenciadas e integradas, incorporando a los ciudadanos en situación de máxima exclusión social, haciendo énfasis en el carácter Humanista y autogestionario, de este modelo, cuya razón de ser es el hombre, esta es una condición fundamental para promover una mejor calidad de vida a las clases más desposeídas, al originar sustanciales cambios en desarrollo social orientados a la reducción de la pobreza, discriminación y la exclusión social

- Enfatizar la atención integral de la salud, en forma oportuna y gratuita, a través de la expansión de los servicios, prevención y control de enfermedades, soberanía farmacéutica, prevención de hechos violentos y de consumo de drogas, asegurando tratamiento y rehabilitación a la población afectada

- Estimular la construcción, mejora, rehabilitación y reubicación de viviendas, dando prioridad a las familias de escasos recursos y sujetos de atención especial. Promoviendo el desarrollo de urbanizaciones populares dotadas de servicios básicos y sociales

- Continuar impulsando la universalización de la educación bolivariana con las misiones educativas, extendiendo la cobertura de la matrícula escolar, garantizando la permanencia y prosecución en el sistema educativo, fortaleciendo la educación ambiental, la identidad cultural, ampliando la infraestructura y dotación escolar

- Continuar haciendo esfuerzos para garantizar la Seguridad Social a todos los ciudadanos en condiciones de equidad y fomentar una cultura de seguridad social que responda a los principios constitucionales, especialmente los de solidaridad y corresponsabilidad

- Estimular la participación organizada de los ciudadanos en la planificación de la producción y la socialización equitativa de los excedentes. En tal sentido, se promoverá la participación activa de los consejos comunales en la planificación y control de los procesos económicos locales, en la consolidación de las redes socio-productivas y experiencias autogestionarias.

Los recursos estimados para los sectores sociales para el año 2010 ascienden a Bs. 72.891,0 millones (8,1% del PIB), correspondiendo por ordinario Bs. 57.056,0 millones (6,4 % del PIB); por proyecto por endeudamiento Bs. 483,0 millones, por gestión fiscal Bs.15.260,0 millones (1,7% del PIB) y por otras fuentes de financiamiento Bs. 92,0 millones.

CUADRO N° 6-28 SECTORES SOCIALES PROYECTO DE LEY DE PRESUPUESTO AÑO 2010 (Millones de Bolívares)		
DENOMINACIÓN	**MONTO**	**PORCENTAJE**
Educación	29.051,9	39,9
Seguridad Social	19.691,5	27,0
Salud	13.896,6	19,1
Desarrollo Social y Participación	6.222,9	8,4
Cultura y Comunicación Social	1.452,2	2,0
Vivienda, Desarrollo Urbano y Servicios Conexos	1.371,3	1,9
Ciencia y Tecnología	1.204,6	1,7
TOTAL	**72.891,0**	**100,0**

- ## Educación

Garantizar el derecho de acceso a la educación e información, establecido en la Constitución de la República Bolivariana de Venezuela, es el objetivo para este ejercicio fiscal asimismo, impulsar la universalización de la educación bolivariana con las misiones educativas, extendiendo la cobertura de la matrícula escolar, garantizando la permanencia y prosecución en el sistema educativo, fortaleciendo la educación ambiental, la identidad cultural, ampliando la infraestructura y dotación escolar, adecuando el sistema educativo al modelo productivo socialista, incentivando la investigación, desarrollando la educación intercultural y garantizando los accesos al conocimiento.

El Ejecutivo Nacional con el fin de garantizar la inclusión de todos en el Sistema Educativo Bolivariano, profundizando en el carácter sistémico, flexible e integral, dándole direccionalidad a las políticas educativas del Gobierno Nacional, sobre la base de los aspectos sociales, culturales, históricos y políticos, con la finalidad de formar el nuevo ciudadano como ser social, humanista, creativos, crítico, autodidacta, reflexivo, participativo, solidario y libre; continuará en el año 2010 con la incorporación de proyectos estratégicos, basados en las siguientes áreas estratégicas:

- Consolidar el Sistema Educativo Bolivariano mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país, mediante la modernización, mejoras y dotación de las instituciones, así como espacios idóneos para la enseñanza y la práctica, participativa y protagónica

- Modernizar, mejorar y dotar las instituciones educativas, como espacios idóneos para la enseñanza y la práctica democrática, participativa y protagónica, con el fin de implementar herramientas vinculadas a los procesos de aprendizajes que sirvan de apoyo a la labor docente en los ambientes educativos

- Transformar el Ministerio del Poder Popular para la Educación y sus entes adscritos, así como las Comunidades Educativas y organizaciones estudiantiles, docentes y de representantes, sobre la base del Sistema Educativo Bolivariano.

En cuanto a la política destinada para la educación superior, se proseguirá con el desarrollo de planes, proyectos y programas, orientados a la creación de una sociedad nueva, que ha de gestar su propio modelo: el socialista del siglo XXI.

- En este sentido, se continuará desarrollando acciones encaminadas a profundizar y perfeccionar en el nuevo Sistema de Ingresos a la Educación Superior mediante el Registro Único del Sistema Nacional de Ingresos a la Educación Superior
- Profundización del nuevo Sistema de Asignación de Becas, con la asignación de becas para los estudiantes venezolanos en el país y en el exterior así como el seguimiento de los becarios internacionales en Venezuela
- De igual forma, se continuará la ejecución de la *Misión Alma Mater* como una vía para garantizar la equidad social en espacios para educar en valores socialistas, así como, modernizar y actualizar la dotación del Sistema Nacional de Educación Superior
- Se fortalecerá el programa Internacional de Medicina Integral Comunitaria y de la Fundación "Alejandro Próspero Reverend" mediante la formación de Médicos Integrales Comunitarios, con el propósito de garantizar el derecho a la salud, no solo a nuestro país, sino también de América latina y el Caribe.

Asimismo, se asigna una importante cantidad de recursos para destinarlos al sector a través del Proyecto Social Especial y que serán centralizados en el Ministerio del Poder Popular para Economía y Finanzas.

Los créditos asignados a este sector ascenderán a Bs. 29.051,9 millones, los cuales se incrementarán por los aportes a Estados y Municipios. Según la fuente de financiamiento corresponden por ordinario Bs. 22.456,4 millones (2,5% del PIB), por Otras Fuentes Bs. 44,2 millones y por Gestión Fiscal Bs. 6.551,3 millones (0,7% del PIB). Los recursos asignados a este sector serán distribuidos de la forma siguiente:

CUADRO N° 6-29
APORTES POR INSTITUCIONES AL SECTOR EDUCACIÓN
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Educación	17.149,0	59,0
Ministerio del Poder Popular para la Educación Superior	10.496,9	36,1
Ministerio del Poder Popular del Despacho de la Presidencia	796,9	2,8
Ministerio del Poder Popular para Economía y Finanzas	389,9	1,3
Ministerio del Poder Popular para las Comunas y Protección Social	120,0	0,4
Ministerio del Poder Popular para la Planificación y Desarrollo	25,4	0,1
Ministerio del Poder Popular para las Obras Públicas y Vivienda	19,5	0,1
Otros Ministerios	54,3	0,2
TOTAL	**29.051,9**	**100,0**

- **Vivienda, Desarrollo Urbano y Servicios Conexos**

Los lineamientos del Proyecto Nacional "Simón Bolívar", fijan bases firmes para la transición hacia una nueva organización socio-territorial coherente con el Socialismo del Siglo XXI, por tanto, las grandes inversiones en materia habitacional estarán articuladas en la estrategia de una nueva organización socio territorial del país, en función de lograr un nuevo sistema económico productivo, diversificado e integrado, tanto funcionalmente como territorialmente, que sustente la inclusión social bajo regímenes de producción social que favorezcan nuevos patrones de asentamiento

A través del Ministerio del Poder Popular para las Obras Públicas y Vivienda, se formulará, controlará y se dará el financiamiento para las políticas de vivienda, haciendo énfasis en la construcción de estos complejos habitacionales en que su expansión sea hacia las zonas más deshabitadas del país, disminuyendo la concentración en los ejes urbanos poblados. Para atender la ejecución y financiamiento de todos los planes, programas y proyectos, obras y acciones requeridas en el ámbito de la vivienda y el hábitat, el Ministerio a través del Banco Nacional de Vivienda y Hábitat, impulsará el proyecto *"Fondo de Aportes al Sector Público"*.

Igualmente, se encuentra la *Fundación Misión Hábitat* creada para dotar a las personas de una vivienda adecuada, segura, cómoda, higiénica, con servicios básicos esenciales que incluyan un hábitat que humanice las relaciones familiares, vecinales y comunitarias

Por su parte, en la política presupuestaria para el año 2010 del Ministerio del Poder Popular para el Ambiente, le corresponde continuar con las mejoras y el aprovechamiento del sector ambiental y concientización acerca del desarrollo sostenible

Es importante destacar que, por medio del Proyecto de Ley Especial de Endeudamiento Anual 2010 se dará financiamiento entre otros a los siguientes proyectos: Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú por Bs.527,7 millones, Modernización y Rehabilitación del Sector Agua Potable y Saneamiento por Bs. 167,5 millones, Agua Potable y Saneamiento en Zonas Urbanas y Rurales por Bs. 45,8 millones, el Proyecto Nacional de Gestión y Conservación Ambiental por Bs. 32,3 millones, la Atención Acueductos Rurales y Poblaciones Menores por Bs. 30,6 millones Racionalización de los Consumos de Agua Potable y Saneamiento de Zonas Urbanas y Rurales por Bs. 25,8 millones, Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira por Bs. 22,1 millones, Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos por Bs. 21,9 millones y Manejo Sustentable de los Recursos Naturales de la Cuenca del Rió Caroní por Bs. 10,3 millones.

Los recursos destinados a este sector ascienden a Bs. 1.371,3 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios. Según la fuente de financiamiento corresponden por ordinario Bs. 860,4 millones (0,1 % del PIB), por proyectos por endeudamiento Bs. 356,4 millones y por gestión fiscal Bs. 154,5 millones.

CUADRO N° 6-30
APORTES POR INSTITUCIONES AL SECTOR VIVIENDA DESARROLLO URBANO Y SERVICIOS CONEXOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para el Ambiente	867,8	63,3
Ministerio del Poder Popular para las Obras Públicas y Vivienda	371,5	27,1
Ministerio del Poder Popular para las Comunas y Protección Social	132,0	9,6
TOTAL	**1.371,3**	**100,0**

• Salud

La Constitución de la República Bolivariana de Venezuela define la salud, como un derecho social fundamental y al Estado como rector en la construcción del Sistema Público Nacional de Salud, descentralizado y participativo. Bajo estos lineamientos, Salud y Calidad de Vida se convierten en principal eje político integrador de esta nueva direccionalidad, como derecho humano y social inherente a la vida, por consiguiente un bien de relevancia pública superior y un espacio de articulación intersectorial, sustentado en un compromiso de corresponsabilidad entre todos los sectores públicos.

En este sentido, la política en salud para el ejercicio fiscal 2010, estará destinada a profundizar la atención integral en forma oportuna y gratuita, a través de programas y control de enfermedades, asistencia materna infantil, atención y prevención en el consumo de drogas y a garantizar la soberanía farmacéutica.

Dichas políticas serán ejecutadas a través de:

- Atención a la formación de profesionales del nivel primario y de especialidades, así como a la rehabilitación de hospitales y centros de diagnóstico; así como a la ampliación y mejora de la infraestructura hospitalaria y centros de diagnóstico; que brindan servicio integral gratis a todos los ciudadanos, para el logro de estos objetivos se tiene previsto continuar con la estrategia de los Consultorios Populares, los Centros de Diagnóstico Integral, las Salas de Rehabilitación Integral (SRI) y los Centros de Alta Tecnología

- Fortalecer y optimizar la investigación sobre uso y abuso de sustancias estupefacientes y psicotrópicas; acciones educativas sobre la prevención en cuanto al consumo de drogas; consolidación de todos los centros que prestan asistencia ambulatoria para esta población y asegurar el tratamiento y la rehabilitación de la población afectada

- Investigación para la fabricación de medicamentos esenciales, para ello el Servicio Autónomo de Elaboraciones Farmacéuticas asegurará la disponibilidad, accesibilidad y el uso racional de los medicamentos para todos los sectores de la población. De igual forma, supervisará todos los aspectos que integran la producción, comercialización, prescripción, dispensación, utilización e investigación y desarrollo de los medicamentos esenciales para así lograr la soberanía, seguridad y defensa en el sector farmacéutico nacional

- Relanzamiento de la Misión Barrio Adentro en sus diversas modalidades en todo el territorio nacional, garantizando de esta manera el acceso pleno a servicios de salud integrales y de calidad a toda la población, a fin de articular los consultorios con la red primaria del Sistema Público Nacional de Salud.

Dentro del conjunto de proyectos a ejecutar por el Ministerio del Poder Popular para la Salud, destacan: El cumplimiento de los objetivos planteados pretende garantizar el impacto social productivo en la ejecución de proyectos bandera como: la Misión Barrio Adentro I, II, III y IV , el Plan de Vacunación , el "Proyecto Madre", el Plan de Salud Indígena, el Fortalecimiento de la Red de Suministro y Distribución de Medicamentos; igualmente se optimizarán los sistemas que componen la Red Asistencial del Sistema Público Nacional de Salud para atender a la población del Distrito Capital, los Sistemas que componen la Red Asistencial del Sistema Público Nacional de Salud para atender integralmente a la población del Estado Bolivariano de Miranda, del Estado Guárico, del Estado Portuguesa, y del Estado Barinas, entre otros.

Los recursos destinados a este sector ascienden a Bs. 13.896,6 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 10.349,2 millones, (1,2 % del PIB), por otras fuentes Bs. 40,5 millones y por gestión fiscal Bs. 3.506,9 millones (0,4 % del PIB).

Asimismo, se otorgan recursos a través del Programa Social Especial, los cuales serán centralizados en el Ministerio del Poder Popular para Economía y Finanzas.

Con el propósito de ser ejecutados en el ejercicio fiscal 2010, se asignan los aportes que se especifican a continuación, para los organismos ejecutores de las políticas de Salud:

CUADRO N° 6-31
APORTES POR INSTITUCIONES AL SECTOR SALUD
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Salud	8.577,9	61,7
Ministerio del Poder Popular para la Educación	1.855,4	13,4
Ministerio del Poder Popular del Despacho de la Presidencia	879,9	6,3
Ministerio del Poder Popular para Economía y Finanzas	561,3	4,0
Tribunal Supremo de Justicia	464,9	3,4
Ministerio del Poder Popular para las Obras Públicas y Vivienda	398,4	2,9
Ministerio del Poder Popular para la Defensa	284,1	2,0
Ministerio del Poder Popular para Relaciones Interiores y Justicia	207,9	1,5
Consejo Nacional Electoral	101,3	0,7
Ministerio Público	88,3	0,6
Ministerio del Poder Popular para las Comunas y Protección Social	82,3	0,6
Ministerio del Poder Popular para Relaciones Exteriores	67,8	0,5
Asamblea Nacional	67,6	0,5
Ministerio del Poder Popular para la Educación Superior	64,7	0,5
Ministerio del Poder Popular para el Trabajo y Seguridad Social	51,5	0,4
Ministerio del Poder Popular para el Ambiente	50,1	0,4
Ministerio del Poder Popular para la Agricultura y Tierras	18,1	0,1

CUADRO N° 6-31
APORTES POR INSTITUCIONES AL SECTOR SALUD
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	14,2	0,1
Ministerio del Poder Popular para el Comercio	6,8	0,0
Vicepresidencia de la República	3,6	0,0
Contraloría General de la República	1,6	0,0
Otros Ministerios	49,1	0,4
TOTAL	**13.896,6**	**100,0**

- ## Desarrollo Social y Participación

En el ejercicio fiscal 2010, el Estado Venezolano, continuará haciendo su mayor esfuerzo en la inversión social, fortaleciendo y sustentando las políticas sociales, universales, diferenciadas e integradas, incorporando a los ciudadanos en situación de máxima exclusión social; se plantea incrementar el acceso a los Programas y Misiones Sociales, y elevar el apoyo del conjunto de bienes y servicios básicos requeridos para el bienestar individual y colectivo de las clases mas desposeídas; así como la implantación de sistemas de intercambios de bienes y servicios justos, equitativos y solidarios, minimizando la brecha existente entre el trabajo físico y el trabajo intelectual reafirmando la condición humanista del proceso revolucionario.

Este sector tendrá un gran impacto en los proyectos que el Ejecutivo Nacional diseña, dentro del Proyecto Nacional Simón Bolívar, ya que incorporan múltiples mecanismos, en el ámbito de lo político, social y económico, a fin de que los ciudadanos tengan un rol importante en la construcción de la democracia protagónica, ejerzan vigilancia y control de la gestión pública y desarrollen valores éticos de justicia, equidad de género y solidaridad humana.

Entre las acciones de política a desarrollar tenemos:

- Diseño de políticas y directrices para afianzar la Asistencia y el Desarrollo Social Integral y Participativo del ciudadano venezolano, dichas políticas estarán dirigidas al fomento del desarrollo humano, promoviendo el desarrollo social con equidad y justicia social, a la protección social mancomunada, especialmente en los grupos sociales más sensibles, así como también brindar apoyo directo a la familia, a la juventud y a los niños y niñas para contribuir a combatir la pobreza, superar la exclusión y la discriminación

- Impulso de la organización, participación, planificación y producción comunitaria, entendiendo que la colaboración de todos los integrantes de la comunidad, su formación, organización y la posterior difusión de los proyectos socio-productivos que desarrolla son clara muestra de las capacidades del pueblo, dedicado a satisfacer sus necesidades, solventar sus carencias y potenciar sus habilidades, aún más allá del bienestar del colectivo al cual pertenecen

- Reafirmación de la Misión Negra Hipólita bastión del Ejecutivo Nacional, la cual seguirá brindando apoyo en lo relativo a la atención integral de todos los niños, niñas, adolescentes y adultos en situación de calle, adolescentes embarazadas, personas con discapacidad y adultos mayores en situación de pobreza extrema y estado de abandono. En este sentido, ejecutará los Proyectos: Red Articuladora Contra la Miseria, Protección y Atención Integral para Niños y Adolescentes en Situación de Riesgo Social y Socio Educativo para Adolescentes en Conflicto con la Ley Penal

- Se continuará con la *Misión Che Guevara*, a fin de facilitar las herramientas para encausar a la población en la participación de labores productivas, de desarrollo endógeno; el objetivo trazado es ir transformando la estructura social y productiva de la nación, para ir en la búsqueda de un modelo económico socialista y bolivariano, soberano, competitivo, profundamente enraizado en lo venezolano y sostenible en el tiempo, que garanticen y promuevan la nueva ciudadanía y el fin de la exclusión

- A través de la Misión Madres del Barrio, se busca consolidar la incorporación de las mujeres que desempeñan trabajos del hogar, que tienen personas bajo su dependencia (hijos, padres u otros familiares), y cuya familia no perciba ingresos de ningún tipo o estos sean inferiores al costo de la canasta alimentaria

- Reforzamiento de la Misión Barrio Adentro Deportivo, la cual hace énfasis a la práctica deportiva, tanto aquella que está vinculada al poder comunal a través de las comunidades organizadas, como aquella formativa en la población infantil, a fin del desarrollo de estrategias con proyección de atletas para la alta competencia, incluye asistencia socio integral para estos atletas.

El Ministerio del Poder Popular para las Comunas y Protección Social, tiene la responsabilidad de establecer las políticas, directrices y mecanismos para la coordinación armónica de las acciones de los entes que lo conforman. En este sentido, se encargara de la regulación, la planificación, formulación y el seguimiento de las políticas en el ámbito de las comunas, igualmente dictará normas operativas e instrumentos de promoción, autogestión y cogestión de la población en el marco de la economía comunal, fomentará la economía comunal, de los consejos comunales.

Tiene como propósito fortalecer el poder ciudadano y crear oportunidades para superar la pobreza, a través del apoyo a la economía social; la promoción del desarrollo humano integral de toda la población con énfasis en acciones dirigidas a la población excluida, y la disminución de las desigualdades sociales, haciendo énfasis en la atención integral a grupos vulnerables conformados por niños y niñas, madres y adolescentes, personas con necesidades especiales y población indígena.

Los recursos destinados a éste sector ascienden a Bs. 6.222,9 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 5.528,2 millones (0,6% del PIB);por proyectos por endeudamiento Bs. 2,7 millones, por otras fuentes Bs. 7,3 millones y por gestión fiscal Bs. 684,7 millones (0,1 % del PIB).

A continuación se presentan los aportes más relevantes del sector:

CUADRO N° 6-32
APORTES POR INSTITUCIONES AL SECTOR DESARROLLO SOCIAL Y PARTICIPACIÓN
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para las Comunas y Protección Social	1.551,9	24,9
Ministerio del Poder Popular del Despacho de la Presidencia	1.073,0	17,2
Ministerio del Poder Popular para la Educación	749,1	12,0
Ministerio del Poder Popular para el Deporte	646,4	10,4
Ministerio del Poder Popular para el Trabajo y Seguridad Social	417,9	6,7
Ministerio del Poder Popular para la Defensa	354,8	5,7
Ministerio del Poder Popular para las Obras Públicas y Vivienda	166,4	2,7
Ministerio del Poder Popular para la Mujer y la Igualdad del Género	163,9	2,6
Ministerio del Poder Popular para la Salud	147,1	2,4
Ministerio del Poder Popular para los Pueblos Indígenas	142,9	2,3
Ministerio del Poder Popular para la Alimentación	134,0	2,2
Ministerio del Poder Popular para Economía y Finanzas	122,7	2,0
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	118,0	1,9
Ministerio del Poder Popular para Relaciones Exteriores	66,5	1,1
Consejo Nacional Electoral	61,5	1,0
Tribunal Supremo de Justicia	46,9	0,7
Ministerio del Poder Popular para el Ambiente	45,5	0,7
Asamblea Nacional	41,4	0,7
Ministerio del Poder Popular para la Educación Superior	35,8	0,6
Ministerio del Poder Popular para Relaciones Interiores y Justicia	31,5	0,5
Ministerio del Poder Popular para la Agricultura y Tierras	21,5	0,4
Ministerio Público	19,8	0,3
Ministerio del Poder Popular para las Industrias Básicas y Minería	2,8	0,0
Otros Ministerios	61,6	1,0
TOTAL	**6.222,9**	**100,0**

- ## Seguridad Social

El Ejecutivo Nacional continuará haciendo esfuerzos para asegurar la Seguridad Social a todos los ciudadanos en condiciones de equidad, está es una protección no solo para los trabajadores dependientes e independientes, sino para todas las personas que habiten legalmente en el país; el Sistema de Seguridad Social contiene los Sistemas de Previsión, los Regímenes Prestacionales y un Sistema de Vivienda y Hábitat.

Igualmente se persiste en las campañas de concientización a las empleadoras y a los empleadores de la necesidad de cumplir oportunamente con las obligaciones que se establecen en Ley, fomentando una cultura de Seguridad Social que responda a los principios constitucionales, especialmente, los de solidaridad y corresponsabilidad.

Las acciones estarán orientadas a: incrementar los niveles de cobertura y calidad de los servicios; profundizar en el mejoramiento de las condiciones de salud y de seguridad en los centros de trabajo; así como de organización, vigilancia y control de las condiciones de salud y seguridad en estos centros; y articulación entre los sistemas de seguridad social y la inspección laboral, la incorporación de los beneficios de las convenciones colectivas a la seguridad social de jubilados y pensionados, tales como: salud, vivienda, educación, recreación, turismo, cultura y deportes.

Los recursos presupuestarios asignados serán destinados básicamente al pago de pensiones y jubilaciones, asistencia social-económica al personal pensionado y jubilado, aportes patronales al Instituto Venezolano de los Seguros Sociales para obreros y empleados, al Instituto de Previsión Social de las Fuerzas Armadas Nacionales, al Servicio Autónomo Fondo de Prestaciones Sociales de los organismos de la Administración Central , al Instituto de Previsión y Asistencia Especial para el personal del Ministerio de Educación, entre otros.

En relación al Instituto Venezolano de los Seguros Sociales, los recursos estimados ascienden a Bs. 11.009,1 millones, con los cuales se llevarán a cabo los siguientes proyectos; mejoramiento en el otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al sistema de Seguridad Social y al fortalecimiento del servicio de asistencia médica integral de manera universal solidaria y gratuita.

Se proseguirá con la Modernización del Sistema de Afiliación, Recaudación y Fiscalización para el acceso a la Seguridad Social de los ciudadanos (as), le será asignado Bs. 9.955,0 millones, a fin de insertar paulatinamente a todos los venezolanos, sin excepción, dentro del nuevo esquema social de no exclusión, a través de sistemas administrativos eficaces y procedimientos oportunos que otorguen reducción y solución para la optimización del Sistema de Seguridad Social

Se prevé continuar con el programa de Protección a los Ciudadanos más vulnerables de la población y que se encontraban en estado de exclusión de las políticas sociales y del sistema de seguridad social, y para el logro de este propósito el programa dirigido al Adulto Mayor y Amas de Casa.

Afianzar e incrementar el fortalecimiento del Servicio de Asistencia Médica Integral, dándole prioridad a la atención médica integral a los pacientes de sus Ambulatorios y Hospitales; igual énfasis se hace en la formación de profesionales requeridos en los diferentes centros asistenciales, especialmente en las áreas de Fisioterapia y Terapia Ocupacional formados en el Colegio Universitario May Hamilton, y el programa relacionado con el Sistema de Asistencia Médica Integral con la finalidad de entregar los medicamentos a pacientes con patologías de alto costo de manera oportuna y eficaz.

En cuanto al profesional del área educativa se refiere, se estiman recursos al Ipasme por Bs. 663,9 millones, a fin de promover y desarrollar un sistema de seguridad social integral y orientada al mejoramiento permanente de la calidad de vida del personal docente y administrativo del Ministerio del Poder Popular para la Educación.

Por su parte, al Ipsfa se le asignan recursos por Bs. 1.057,2 millones, para atender los beneficios socioeconómicos previstos en la Ley de Seguridad Social de la Fuerza Armada Nacional, para el suministro de medicinas y productos farmacéuticos a familiares inmediatos y mediatos de los afiliados, y para la adquisición de equipos médicos quirúrgicos y odontológicos.

Los recursos destinados a este sector ascienden a Bs. 19.691,5 millones, los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento sólo corresponden por ordinario Bs. 15.533,5 millones, (1,7% del PIB) y por gestión fiscal Bs. 4.158,0 millones (0,5% del PIB) A continuación se presentan los aportes más importantes del sector:

CUADRO N° 6-33
APORTES POR INSTITUCIONES AL SECTOR SEGURIDAD SOCIAL
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para el Trabajo y Seguridad Social	11.051,7	56,1
Ministerio del Poder Popular para la Educación	3.686,3	18,7
Ministerio del Poder Popular para la Defensa	1.378,0	6,9
Ministerio del Poder Popular para Economía y Finanzas	607,2	3,1
Ministerio del Poder Popular para la Salud	605,8	3,1
Tribunal Supremo de Justicia	379,4	1,9
Ministerio del Poder Popular para las Obras Públicas y Vivienda	379,3	1,9
Consejo Nacional Electoral	308,3	1,6
Ministerio Público	229,3	1,2
Asamblea Nacional	196,0	1,0
Ministerio del Poder Popular para Relaciones Interiores y Justicia	156,9	0,8
Ministerio del Poder Popular para Relaciones Exteriores	123,9	0,6
Ministerio del Poder Popular para el Ambiente	111,8	0,6
Ministerio del Poder Popular para la Agricultura y Tierras	91,9	0,5
Ministerio del Poder Popular para las Comunas y Protección Social	81,0	0,4
Contraloría General de la República	65,7	0,3
Ministerio del Poder Popular del Despacho de la Presidencia	58,1	0,3
Ministerio del Poder Popular para la Energía y Petróleo	35,0	0,2
Ministerio del Poder Popular para el Comercio	34,9	0,2
Ministerio del Poder Popular para la Educación Superior	23,1	0,1
Ministerio del Poder Popular para la Cultura	11,9	0,1
Ministerio del Poder Popular para la Planificación y Desarrollo	13,9	0,1
Otros Ministerios	62,1	0,3
TOTAL	**19.691,5**	**100,0**

- **Cultura y Comunicación Social**

El objetivo principal del Ministerio del Poder Popular para la Cultura, es estimular la creatividad y las artes en todo el territorio nacional; adicionalmente, planificar, diseñar, construir, dotar y articular la infraestructura físico espacial demandada por el sector, conjuntamente con entes nacionales, regionales y municipales; asimismo, evaluar la gestión de los entes culturales descentralizados.

Para el desarrollo y éxito de éstos objetivos, el mismo cuenta con algunos organismos, entre los cuales destacan: Fundación Museos Nacionales, Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas, Fundación Biblioteca Ayacucho, Fundación Casa Nacional de las Letras Andrés Bello, Fundación Casa del Artista, Centro Nacional Autónomo de Cinematografía y el Centro Nacional del Libro, entre otros.

Por otra parte, a través del Ministerio del Poder Popular para la Comunicación y la Información, responsable de la formulación, dirección, ejecución, supervisión, y evaluación de la política comunicacional integral pública, se hará énfasis en los proyectos de apoyo a la televisión de servicio público de contenido libre y la dotación e instalación de equipos necesarios para el funcionamiento de emisoras de radio y televisión comunitarias.

Los recursos asignados a este sector ascienden a Bs. 1.452,2 millones, incluye los recursos por Proyecto de Ley Especial de Endeudamiento 2010 para el Programa de Apoyo al Centro de Acción Social por la Música por Bs. 123,9 millones. Adicionalmente, se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 1.326,3 millones (0,1 % del PIB) por proyectos por endeudamiento Bs. 123,9 millones y por gestión fiscal Bs. 2,0 millones.

Los organismos que participan en el citado sector se relacionan a continuación:

CUADRO N° 6-34
APORTES POR INSTITUCIONES AL SECTOR CULTURA Y COMUNICACIÓN SOCIAL
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para la Cultura	800,0	55,1
Ministerio del Poder Popular para la Comunicación y la Información	316,4	21,8
Vicepresidencia de la República	123,9	8,5
Ministerio del Poder Popular del Despacho de la Presidencia	54,3	3,7
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	45,0	3,1
Ministerio del Poder Popular para la Educación	44,3	3,1
Asamblea Nacional	38,0	2,6
Ministerio del Poder Popular para Economía y Finanzas	22,7	1,6
Otros Ministerios	7,6	0,5
TOTAL	**1.452,2**	**100,0**

- ## Ciencia y Tecnología

Para el proyecto de presupuesto del ejercicio fiscal 2010 se desarrollará una ciencia y tecnología para la inclusión social, donde los actores de la sociedad venezolana sean sujetos de acción en la formulación de políticas públicas en el sector y partícipes del nuevo pensamiento científico que se gesta en el país. Las acciones estarán dirigidas a:

- Desarrollar las bondades del satélite artificial "Simón Bolívar" en aras de propender a la eliminación de las fronteras comunicacionales entre los pueblos de América, ya que es utilizado para interconectar y mejorar las comunicaciones
- Incrementar la producción nacional de ciencia, tecnología e innovación a fin de cubrir necesidades en los sectores agroalimentario, manufacturero, industria petrolera, gasífera, minera y forestal, tecnologías de la información y comunicación, salud pública, seguridad y defensa, desarrollo endógeno sustentable, entre otros
- Reestructurar el sistema nacional de ciencia, tecnología e innovación, a fin de potenciar la docencia, el estudio e investigación
- Divulgar masivamente la cultura científica y el apoyo institucional con plataformas tecnológicas para acceder al ciudadano común, a través de museos, infocentros y bibliotecas
- Conformación de una nueva cultura científica transdisciplinaria que promueva las relaciones de integración social con las capacidades creativas e innovativas de las comunidades, preservando la protección de los saberes populares, diversidad cultural y saberes ancestrales
- Promover la independencia científica tecnológica a fin de alcanzar mayores niveles de soberanía científico-técnica, necesarios para construir un modelo endógeno de desarrollo ambientalmente sustentable para el país.

El Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias ha definido objetivos estratégicos, políticas y proyectos con el propósito fundamental de conducir la política pública de ciencia, tecnología e innovación en función de incrementar las capacidades nacionales en la materia y lograr la masificación industrial.

En tal sentido, para el logro de dichos objetivos prevé la ejecución de las siguientes metas; Industrialización para la satisfacción de las necesidades del pueblo, investigación, desarrollo e innovación para promover el desarrollo industrial, ciencias básicas para la soberanía e independencia nacional, tecnologías de información y comunicación habilitadoras del nuevo modelo científico, tecnológico e industrial y máxima independencia posible en lo industrial y tecno-científico.

Los recursos asignados para este sector ascienden a Bs. 1.204,6 millones. Es importante destacar que dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinarios Bs. 1.002,0 millones (0,1 % del PIB) y por gestión fiscal Bs. 202,6 millones.

A continuación se presentan los aportes más relevantes del sector:

CUADRO N° 6-35 APORTES A LOS PRINCIPALES ORGANISMOS AL SECTOR CIENCIA Y TECNOLOGÍA PROYECTO DE LEY DE PRESUPUESTO AÑO 2010 (Millones de Bolívares)		
DENOMINACIÓN	**MONTO**	**PORCENTAJE**
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	751,3	62,3
Ministerio del Poder Popular para la Agricultura y Tierras	250,3	20,9
Ministerio del Poder Popular para la Educación	143,2	11,9
Ministerio del Poder Popular para el Trabajo y Seguridad Social	33,0	2,7
Ministerio del Poder Popular para las Comunas y Protección Social	13,7	1,1
Ministerio del Poder Popular para el Ambiente	12,8	1,1
Otros Ministerios	0,3	0,0
TOTAL	**1.204,6**	**100,0**

6.5.3 Sectores Productivos

Las políticas en este sector se encaminarán en pro del establecimiento del modelo productivo socialista, conformado primordialmente por empresas de producción social y de las formas de organización socioproductívas que surgen en el seno de la comunidad y que representan entidades económicas dedicadas a la producción de bienes o servicios que contemplan la movilización conciente del trabajo en redes socioproductivas que potencien el control y próspero desenvolvimiento de las actividades de la economía popular, para ello se avanzará sustancialmente, en la consolidación del carácter endógeno de la economía, mediante el uso progresivo de los recursos del país, con visión de futuro y respeto a las generaciones venideras, dando relevancia a la satisfacción de las necesidades del país.

En tal sentido, se dará continuidad al plan de desarrollo endógeno en las áreas de la agricultura, la industria, el comercio y de servicios. Se fortalecerá el sistema de financiamiento público, a fin de favorecer una coordinación eficiente entre bancos, sociedades de garantías recíprocas, capital de riesgo y bancos de desarrollo que permitan el abaratamiento financiero y sirvan de apalancamiento para el desarrollo del país.

Para ello se fortalecerá la pequeña y mediana industria y empresa, utilizando mecanismos de asistencia técnica, financiamiento y capacitación del recurso humano. Un elemento al que se dará apoyo es la cogestión, como herramienta de corresponsabilidad en la ejecución de proyectos de inversión y servicios.

Se prevé construir y continuar el mantenimiento preventivo de las vías urbanas, rurales y fronterizas; especialmente se dará impulso a la construcción, rehabilitación y desarrollo de la vialidad agrícola. Mejoras de autopistas. Asimismo, se destinan importantes recursos para la continuación de sistemas masivos de transporte, tales como los proyectos ferroviarios y de los sistemas metro a nivel nacional.

En el sector agrícola, se establecerá un desarrollo agrícola sustentable y de soberanía agroalimentaria. La actividad agricola está llamada a cumplir un rol primordial, en la ocupación del territorio, la redistribución del ingreso y el aporte de materias primas a la industria.

Para el logro de dichos objetivos se prevé la construcción y acondicionamiento de infraestructura rural, principalmente los sistemas de riego, de salud agrícola integral, de fomento agroindustrial e institucional. Es decir, se hará énfasis en garantizar el abastecimiento de los alimentos.

En lo que respecta al Comercio Exterior, se ejecutará una política comercial enfocada hacia la consolidación de los lazos de unión entre Venezuela y aquellos países que se identifican con la visión de un mundo multipolar, basado en la construcción de nuevos bloques de poder geopolítico y mecanismos de articulación, cooperación y complementación.

Los recursos asignados a los sectores productivos ascienden a Bs. 14.936,8 millones (1,7% del PIB), distribuidos en la forma siguiente: por ordinario Bs. 9.369,8 millones (1,0 % del PIB), por proyectos por endeudamiento Bs. 4.231,2 millones (0,5 % del PIB) y por gestión fiscal Bs. 1.335,8 millones (0,1 % del PIB).

CUADRO N° 6-36
SECTORES PRODUCTIVOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Transporte y Comunicaciones	5.008,5	33,5
Agrícola	4.988,9	33,4
Industria y Comercio	3.013,7	20,2
Energía, Minas y Petróleo	1.771,6	11,9
Turismo y Recreación	154,1	1,0
TOTAL	**14.936,8**	**100,0**

- ## Agrícola

Para garantizar un Estado Social de Justicia y Bienestar, la política presupuestaria para el ejercicio fiscal del año 2010, se fundamentará en la construcción de la plataforma operativa que permita garantizar la seguridad alimentaria, con la aplicación progresiva de estrategias que consoliden la revolución agraria y la eliminación definitiva del latifundio. Destacan entre ellas, la culminación del catastro de tierras, el rescate de las tierras ociosas para incorporarlas a la producción de alimentos.

Adicionalmente, se orientarán acciones para:

- Mejorar la producción agrícola a través del financiamiento preferencial de la inversión productiva, con ello se establecen condiciones específicas que permitan un fácil acceso y una capacidad de respuesta adecuada a objeto de impulsar el desarrollo del sector

- Garantizar el balance agroalimentario de la población, a través de la planificación, desarrollo sistémico y articulado de la producción, promoción de la actividad agropecuaria, protección de los asentamientos de comunidades de pescadores y pescadoras artesanales

- Incentivar la investigación, desarrollo y transferencia de tecnología en todas las etapas de la cadena agroalimentaria, con énfasis en las etapas de procesamiento, intercambio, distribución y comercialización

- Promover, divulgar, y garantizar la salud agrícola integral, como eje principal de la soberanía y la seguridad alimentaria, el desarrollo sustentable de la Nación, la salud de los animales y vegetales y por tanto las personas, mediante el fomento de la ciencia agroecológica

- Proteger a la población de la entrada y difusión de enfermedades y plagas que afecten a los animales, vegetales, productos y subproductos de ambos orígenes, así como de agentes que faciliten su propagación al territorio nacional

- Incrementar los espacios de concertación, es decir, consejos agrícolas y de productividad, en coordinación con el Ejecutivo Nacional para actividades tales como censos, organización de zonas productivas, determinación de rubros prioritarios, capacitación y suministro de información actualizada, entre otros

- Implementar laboratorios municipales de reproducción de bioinsumos, biofertilizantes y biocontroladores

- Impulsar nuevos sujetos organizativos de la economía global, en cuyo seno se establezca la asociación entre quien produce, distribuye y consume los alimentos, acortando los canales de comercialización.

Desde el punto de vista institucional corresponderá al Ministerio del Poder Popular para la Agricultura y Tierras, establecer conjuntamente con los órganos competentes, las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola y rural. Todo enmarcado dentro del nuevo modelo productivo socialista garante del desarrollo agrícola sustentable y para el logro de la soberanía agroalimentaria.

Por otra parte, a través del financiamiento del Proyecto de Ley Especial de Endeudamiento Anual 2010, se otorgan recursos por el orden de Bs. 79,7 millones, entre los cuales se encuentran Bs. 51,9 millones para el Sistema de Riego Valle de Quibor, Bs. 19,5 millones, Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, segunda fase,Bs. 4,7 millones para el Programa Sustentable de la Pesca Artesanal y de la Acuicultura y Bs. 3,5 millones para el Desarrollo de Cadenas Agroproductivas en la Región de Barlovento.

Los créditos asignados a este sector ascenderán a Bs. 4.988,9 millones, incluidos los asignados por Proyecto de Ley Especial de Endeudamiento Anual del año 2010. Asimismo, es importante destacar que dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 4.181,6 millones (0,5 % del PIB), por gestión fiscal Bs. 200,0 millones y por proyectos por endeudamiento Bs. 607,3 millones (0,1 % del PIB). El cuadro siguiente refleja las asignaciones previstas por los organismos que aportan a este sector:

CUADRO N° 6-37
APORTES POR INSTITUCIONES AL SECTOR AGRÍCOLA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	POCENTAJE
Ministerio del Poder Popular para la Alimentación	2.578,6	51,7
Ministerio del Poder Popular para la Agricultura y Tierras	1.828,0	36,6
Ministerio del Poder Popular para el Ambiente	548,2	11,0
Ministerio del Poder Popular para Economía y Finanzas	26,6	0,5
Otros Ministerios	7,5	0,2
TOTAL	**4.988,9**	**100,0**

- ## Transporte y Comunicaciones

Para el Proyecto de Presupuesto del ejercicio fiscal 2010, los esfuerzos del sector se centraran en dar prioridad a los proyectos destinados al mantenimiento, mejoras, acondicionamiento y nuevas construcciones de infraestructura pública, especialmente de vialidad y grandes obras de transporte masivo, entre las que destacan la nueva Línea 2 "El Tambor San Antonio de los Altos", Línea 5 tramo Plaza Venezuela- Miranda II y la Rehabilitación del Sistema Centro Occidental- "Simón Bolívar", en sus tramos de Puerto Cabello-Barquisimeto y Yaritagua-Acarigua.

Dichas obras generan grandes beneficios ya que, además de movilizar volúmenes importantes de pasajeros, tienen características comunes, como el desarrollo de importantes obras de infraestructura: vías férreas, túneles, viaductos, sistemas de electrificación, calles, avenidas y edificaciones, entre otras.

Vale destacar, la importancia estratégica de las actividades que conforman el Sistema de Transporte Ferroviario Nacional, dado el hecho de satisfacer las necesidades y derechos de la población, consolidar la soberanía nacional y fortalecer el desarrollo endógeno.

De igual forma, se hará énfasis en el rescate y ampliación de las obras de infraestructura para el sector agrario, particularmente de aquellas zonas de desarrollo agrícola estratégico y prioritario, mediante la ejecución de proyectos orientados hacia la construcción, rehabilitación, y mantenimiento de vías agrícolas a nivel nacional, mejora de los servicios básicos, para la producción de los sistemas de riego, a fin de comunicar asentamientos campesinos, centros poblados y población rural.

Se brindará apoyo para el desarrollo de obras públicas de equipamiento urbano a fin de fortalecer la infraestructura física y social del país, dándole coherencia a los planes del Ejecutivo Nacional, direccionando los recursos asignados hacia sectores prioritarios, tales como: salud, educación, seguridad y defensa, deporte y cultura.

En tal sentido, a través del financiamiento para proyectos financiados por la Ley Especial de Endeudamiento Anual 2010 se ejecutarán planes, proyectos y obras de orden estratégico, con especial énfasis en el transporte masivo y ferroviario, destacando los siguientes: Línea 2 El Tambor- San Antonio de los Altos por Bs. 981,5 millones, Línea 5 Tramo Plaza Venezuela – Miranda II Bs. 154,5 millones, Inversiones Operativas por Bs. 196,3 millones, Rehabilitación del Sistema Centro Occidental- "Simón Bolívar", en sus tramos de Puerto Cabello-Barquisimeto y Yaritagua-Acarigua por Bs. 22,6 millones y para la Modernización Aeropuerto Tráfico Aéreo por Bs. 8,8 millones.

Los recursos destinados a este sector ascienden a Bs. 5.008,5 millones; dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 3.076,7 millones (0,3% del PIB), por proyectos por endeudamiento Bs. 1.363,6 millones (0,1% del PIB) y por gestión fiscal Bs. 568,2 millones (0,1 % del PIB).

El cuadro siguiente refleja las asignaciones previstas por los Ministerios que aportan a este sector:

CUADRO N° 6-38
APORTES POR ORGANISMOS AL SECTOR TRANSPORTE Y COMUNICACIONES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para las Obras Públicas y Vivienda	4.696,2	93,8
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	276,8	5,5
Ministerio del Poder Popular para la Defensa	15,2	0,3
Ministerio del Poder Popular para Economía y Finanzas	11,4	0,2
Otros Ministerios	8,9	0,2
TOTAL	**5.008,5**	**100,0**

- ## Industria y Comercio

Las acciones de este sector estarán orientadas a incentivar la base productiva del país, dado el déficit observado en la capacidad de oferta de bienes y servicios, originada por mayores disponibilidades de recursos por parte de la población. Se aplicarán un conjunto de estrategias que permitan el crecimiento diversificado de la economía, generando las condiciones para asegurar la participación del sector privado; impulsar el crecimiento de la producción competitiva, mediante la mejora de la calidad y la productividad, con base en los requerimientos y exigencias del mercado nacional e internacional; en este sentido se incentivará la inversión en las cadenas productivas de los sectores estratégicos y con ventajas comparativas, tales como petroquímica, productos forestales, sector turístico, acero y aluminio.

A través del Ministerio del Poder Popular para el Comercio, se formularán las políticas planes, y proyectos orientados a promover el desarrollo industrial, el fortalecimiento de la Pequeña y Mediana Empresa (PYME), la Pequeña y Mediana Industria (PYMI) y el desarrollo de las cadenas industriales, a fin de que sirvan de palanca para reactivar y modernizar el parque industrial del país. Incrementar el intercambio de bienes y servicios a través de los países que integran la Alternativa Bolivariana para las Américas (ALBA).

Por su parte el Proyecto de Presupuesto para el ejercicio fiscal 2010, el Ejecutivo Nacional, a través del Ministerio del Poder Popular para las Comunas y Protección

Social, fomentará, protegerá y promoverá la pequeña y mediana industria y las unidades de propiedad social, con el fin supremo de construir una economía socio-productiva popular y sustentable.

En tal sentido, la pequeña y mediana industria y las unidades de propiedad social son la expresión organizada de desarrollo autosustentable, que va a derivar en una mayor ocupación laboral de todos los núcleos socio-comunales a nivel nacional, dada la necesidad de ir reciclando nuevas inversiones, la que vigorizará una economía social más equitativa.

Por su parte, el Ministerio del Poder Popular para las Industrias Básicas y Minería, se encargará de la formulación, ejecución y control de las políticas, estrategias y planes en materia de industrias básicas, mineras y forestales, orientadas a desarrollar el nuevo modelo de sistema empresarial de producción socialista en los sectores hierro - acero, aluminio forestal y minero. Para la ejecución de dicho objetivo se contemplan recursos Proyecto de Ley Especial de Endeudamiento Anual por Bs. 729,1 millones para el diseño, construcción y operación de un Complejo Siderúrgico realizado por la Empresa de Producción Social (EPS) Siderúrgica Nacional C.A.

De igual forma, se continua impulsando los consejos comunales a través de los comités de contraloría social para el abastecimiento, como actores para la defensa, educación, información, vigilancia y control de los derechos e intereses de las personas en el acceso a los bienes y servicios, en concordancia con la participación protagónica de los ciudadanos en los asuntos de la vida del país.

Asimismo, los recursos destinados al sector Industria y Comercio ascienden a Bs. 3.013,7 millones. Asimismo, se incrementarán por los aportes que realizarán los Estados y Municipios. Según la fuente de financiamiento los recursos asignados corresponden a la fuente ordinaria Bs. 1.718,2 millones (0,2% del PIB), por proyectos por endeudamiento Bs. 729,1 millones (0,1% del PIB), y por gestión fiscal Bs. 566,4 millones (0,1 % del PIB). El cuadro siguiente refleja las asignaciones previstas por los Ministerios que aportan a este sector:

CUADRO N° 6-39
APORTES POR ORGANISMOS AL SECTOR INDUSTRIA Y COMERCIO
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

DENOMINACIÓN	MONTO	PORCENTAJE
Ministerio del Poder Popular para las Obras Públicas y Vivienda	1.030,0	34,2
Ministerio del Poder Popular para las Industrias Básicas y Minería	785,1	26,0
Vicepresidencia de la República	423,9	14,1
Ministerio del Poder Popular para el Comercio	182,9	6,1
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	182,5	6,0
Ministerio del Poder Popular para las Comunas y Protección Social	176,5	5,8
Ministerio del Poder Popular para la Mujer y la Igualdad del Género	137,4	4,6
Ministerio del Poder Popular para la Planificación y Desarrollo	72,7	2,4
Ministerio del Poder Popular para la Agricultura y Tierras	11,9	0,4
Ministerio del Poder Popular para Economía y Finanzas	10,8	0,4
TOTAL	**3.013,7**	**100,0**

- **Energía, Minas y Petróleo**

En el Ministerio del Poder Popular para la Energía y Petróleo, se establecerán las políticas a fin de planificar y ordenar las actividades de desarrollo, aprovechamiento y control de los recursos energéticos, así como de sus industrias fundamentales: petrolera y petroquímica.

Subsector energía: se orientará a la ampliación y mejora de la distribución de energía en el país, para satisfacer el incremento de la demanda interna de electricidad, a la regulación, supervisión y gestión del servicio energético nacional, su plan de expansión, modernización e integración; impulsando el uso eficiente de la energía tanto la generada por fuentes hidrológicas como las producidas por las fuentes térmicas, favoreciendo el uso del gas natural, además de propiciar el uso de fuentes renovables de energía ambientalmente sostenible.

Asimismo, fortalecer las actividades de generación, transmisión, distribución y atención del usuario del sector eléctrico en las diferentes instancias a nivel nacional, todo ello a objeto de consolidar a Venezuela como potencia energética mundial y combinando el uso soberano de los recursos energéticos naturales con políticas adecuadas al logro de la integración.

Para el Proyecto de Presupuesto del ejercicio fiscal 2010, el Ejecutivo Nacional le otorga prioridad al desarrollo y consolidación de este sub-sector, destacándose la asignación de recursos a la empresa filial CVG Electrificación de Caroní, C.A., a fin de dar continuidad a la construcción de la Central Hidroeléctrica Tocoma, para lo cual se asignan recursos provenientes del Proyecto de Ley Especial de Endeudamiento Anual por Bs. 1.102,2 millones, asimismo se destacan la Planta Termozulia III Bs. 387,0 millones, Fortalecimiento Institucional del Sector Eléctrico Bs. 15,4 millones, Conversión a Gas Planta Centro Bs. 13,8 millones y Fortalecimiento y Desarrollo Institucional de Corporación Eléctrica Nacional, S. A.; para lo cual se asignan Bs. 12,9 millones.

Por su parte, en el sector minero el Ministerio del Poder Popular para las Industrias Básicas y Minería, constituye el centro del diseño de la política minera, para la cual se prevé ejercer acciones a fin de generar un esquema de desarrollo endógeno y soberano en los procesos de extracción, producción y comercialización de los minerales y materias primas que se producen en el país, con especial atención en su impacto ambiental.

En este sentido, se diseñarán una serie de estrategias de posicionamiento para regularlo, orientadas a la ejecución de medidas relacionadas con su misión de planificación y control de la actividad, bajo criterios de racionalidad y sustentabilidad. A fin de promover la soberanía y nacionalización de los recursos minerales, mediante la continúa incorporación de empresas de producción social mineras, con mayoría accionaria estatal, a fin de acabar el antiguo régimen de concesiones.

Se implementará un programa de formación, investigación, desarrollo tecnológico y sistema de vigilancia técnico industrial en las empresas básicas y mineras, a fin de obtener un flujo de información organizada, articulada y de carácter sistémico relacionadas con las potencialidades tecnológicas en investigación e inversión.

Subsector Petróleo: La política petrolera se dirigirá a la maximización de la captación de la renta en todas las fases del proceso y a fortalecer la participación fiscal en los ingresos, mediante la mejora en el perfeccionamiento de las alianzas estratégicas y en el proceso administrativo interno, impulsando su orientación al desarrollo endógeno, persiguiendo el agotamiento de las posibilidades de generación de actividades económicas en el país a partir de la explotación del recurso.

Para ello es necesario, acelerar la siembra de petróleo, profundizando la internalización de los hidrocarburos para fortalecer la diversificación productiva y la inclusión social.

Las estrategias para alcanzar los objetivos mencionados son las siguientes:

- Impulsar el desarrollo industrial en la cadena de valor de los hidrocarburos, particularmente en lo relacionado con la actividad industrial de manufactura de combustibles (refinación); así como, la actividad industrial de transformación petroquímica con base al gas natural, carbón y refinación, promoviendo el desarrollo endógeno y la participación nacional a través de unidades de producción socialista

- Asegurar la producción de los hidrocarburos, con la finalidad de cumplir con las metas establecidas por el Gobierno Nacional

- Impulsar el desarrollo del Mercado Interno de los Hidrocarburos, sobre la base de considerar este mercado bajo regulación estatal por su condición de bien estratégico de primera necesidad

- Asegurar para la Nación y el pueblo el pleno control político, económico y social de las actividades de la cadena de valor de los hidrocarburos

- Garantizar el adecuado desempeño tecnológico asociado con las actividades de la cadena de valor de los hidrocarburos, fomentando el desarrollo productivo, social y endógeno de la tecnología en el país

- Generar un adecuado protocolo de asignación de derechos de explotación de hidrocarburos, con el fin de optimizar la estrategia de explotación de los yacimientos y apuntalar la participación nacional.

El monto estimado del sector alcanza a Bs. 1.771,6 millones y se incrementará por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 240,4 millones y por proyectos por endeudamiento Bs. 1.531,2 millones (0,2 % del PIB).

• Turismo y Recreación

La política presupuestaria dirigida por el Ministerio del Poder Popular para el Turismo para el Proyecto de Presupuesto del ejercicio fiscal 2010, presenta las siguientes premisas como lo son: el Estado como rector del Desarrollo turístico garantizará el derecho a la recreación, la valoración del patrimonio natural y cultural, el fortalecimiento del sentido de identidad y pertenencia, el turismo focalizado en el ser humano, la actividad turística como generadora de trabajo digno y beneficio a la comunidad, y el diseño de proyectos colectivos sobre proyectos individuales. Cumplirá con los siguientes objetivos primordiales:

- Fomentar la conformación de redes sociales en las comunidades para la presentación de proyectos turísticos, que mejoren la calidad de vida de nuestra población

- La participación y protagonismo de las comunidades, no sólo al sector público, privado o mixto, sino también a los consejos comunales, las cooperativas y comunidades organizadas que puedan desarrollarse dentro del ámbito turístico
- Continuidad en la adquisición de infraestructura física turística a nivel nacional, que actualmente presenta deterioro y abandono por parte del sector privado, siendo aptas para el desarrollo del servicio turístico a nivel nacional.

Los créditos asignados a este sector ascenderán a Bs. 154,1 millones, de los cuales son recursos ordinarios Bs. 152,9 millones y por gestión fiscal por Bs. 1,2 millones. Los mismos se incrementarán por el aporte que realizarán los Estados y Municipios.

6.5.4 Sectores de Servicios Generales

- **Dirección Superior del Estado**

Los recursos asignados en este sector estarán dirigidos a cumplir con las actividades tendentes a la consecución de las políticas sociales, económicas, fiscales y financieras por parte del Poder Ejecutivo y Legislativo, a fin de impulsar las transformaciones estructurales necesarias para el desarrollo del nuevo modelo de socialismo bolivariano como fundamento básico del socialismo del siglo XXI.

De igual forma, se han elaborado estrategias para implementar acciones tendentes a la transformación de las finanzas públicas acordes al nuevo marco jurídico, basándose en el fortalecimiento del sistema tributario y para el acceso continuo a los mercados financieros internacionales; en tal sentido, por vía del endeudamiento se otorga recursos para la Modernización del Seniat III por Bs. 24,9 millones.

A fin de fortalecer el Sistema de Estadísticas del País, se le asignan al Ministerio del Poder Popular para la Planificación y Desarrollo la cantidad de Bs. 26,0 millones, para ser transferidos al Instituto Nacional de Estadística.

La estrategia de la política internacional del país estará estructurada sobre la base de la consolidación de los nuevos lazos con aquellos países que comparten la visión de un mundo multipolar basado en mecanismos de cooperación, complementación y solidaridad, particularmente con los siguientes países: Rusia, Bielorrusia, Irán, y otros países del lejano oriente como lo son China, Vietnam, Malasia, entre otros.

Entre los organismos que tienen una mayor aportación al sector se encuentran: el Ministerio del Poder Popular para Economía y Finanzas Bs. 1.870,1 millones, el Consejo Nacional Electoral Bs. 1.162,3 millones, el Ministerio del Poder Popular para Relaciones Exteriores Bs. 773,6 millones, la Asamblea Nacional Bs. 474,2 millones, el Ministerio del poder Popular para la Planificación y Desarrollo Bs. 255,4 millones, el Ministerio del Poder Popular del Despacho de la Presidencia Bs. 440,5 millones, el Ministerio del Poder Popular para la Alimentación Bs. 134,6 millones y la Vicepresidencia de la República Bs. 131,8 millones.

Los créditos asignados a este sector ascienden a Bs. 5.432,0 millones. Según la fuente de financiamiento corresponden a recursos ordinarios Bs. 4.457,9 millones (0,5 % del PIB), por proyectos por endeudamiento Bs. 51,0 millones y por gestión fiscal Bs. 923,1 millones (0,1% del PIB).

- **Seguridad y Defensa**

Los recursos asignados este sector están destinados en su mayor parte, a garantizar la seguridad y defensa nacional, mediante el resguardo de la soberanía y la consolidación de las zonas fronterizas, a fin de fortalecer la seguridad integral de la nación, mediante el efectivo equipamiento, organización y adiestramiento de los diferentes componentes de la Fuerza Armada Nacional.

En materia de justicia, defensa social y seguridad jurídica; sistema penitenciario y la prevención social, se contempla la construcción y remodelación de las comunidades penitenciarias; el mantenimiento del orden público y la seguridad ciudadana; en este punto se incorporarán los consejos comunales a las mesas técnica de seguridad; intensificación y perfeccionamiento de las labores de inteligencia y seguridad del Estado; profundización en el combate contra el tráfico de drogas y sustancias psicotrópicas y estupefacientes; capacitación técnica y formación profesional de los funcionarios que laboran en el Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (CICPC).

En materia de administración de Justicia, se acercará la Defensa Pública a las comunidades, especialmente aquellos sectores de mayores carencias y de exclusión social, con el propósito de facilitar el acceso a la justicia y de promover el servicio de orientación, asistencia y representación legal, en las materias de su competencia.

Con respecto al Proyecto de Ley Especial de Endeudamiento Anual , se asignan recursos para ejecutar los siguientes proyectos: Inversiones Militares en sus distintos componentes (Armada, Aviación y Ejército) Bs. 86,0 millones; para mantenimiento mayor de unidades operativas de la Armada Bs. 34,0 millones; y para el apoyo a la reforma del sistema de justicia penal Bs. 63,3 millones.

Los créditos asignados a este sector ascienden a Bs. 12.127,7 millones; adicional a esto se incrementan los recursos por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a recursos ordinarios Bs. 9.518,7 millones (1,1% del PIB), por proyectos por endeudamiento Bs. 183,3 millones y por gestión fiscal Bs. 2.425,7 millones (0,3 % del PIB).

6.5.5 Gastos no Clasificados Sectorialmente

- **Servicio de la Deuda Pública**

La estimación del servicio de la deuda pública para el Proyecto el Presupuesto para ejercicio fiscal 2010 alcanza a Bs. 16.807,8 millones. Según la fuente de financiamiento corresponden a recursos ordinarios Bs. 6.514,7 millones (0,7% del PIB) y la deuda pública Bs.10.293,1 millones (1,1 % del PIB).

- **Situado Constitucional y Otros Aportes**

Para esta categoría se acuerdan en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 la cantidad de Bs. 35.970,0 millones; de los cuales corresponden al Situado Constitucional por Bs. 24.814,5 millones; las Transferencias al Exterior por Bs. 38,1 millones; al Fondo Intergubernamental para la Descentralización (Fides) por Bs. 6.499,0 millones; por concepto de la Ley de Asignaciones Económicas Especiales (LAEE) por Bs. 4.372,8 millones; el Subsidio de Capitalidad por Bs. 50,0 millones y Otras Transferencias a Entidades Federales por Bs. 195,7 millones.

CUADRO Nº 6-40
GASTOS NO CLASIFICADOS SECTORIALMENTE
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTO	PORCENTAJE
Situado Constitucional	24.814,5	45,9
Fondo Intergubernamental para la Descentralización (Fides)	6.499,0	12,0
Ley de Asignaciones Económicas Especiales	4.372,8	8,1
Subsidio de Capitalidad	50,0	0,1
Otras Transferencias a Entidades Federales	195,7	0,4
Transferencias al Exterior	38,1	0,1
Sub-Total	**35.970,1**	**66,6**
Servicio de la Deuda Pública	16.807,8	31,1
Rectificaciones al Presupuesto	1.240,7	2,3
TOTAL	**54.018,6**	**100,0**

- **Rectificaciones al Presupuesto**

  De acuerdo con el artículo 53 de la Ley Orgánica de Administración Financiera del Sector Público, se otorgarán para 2010 recursos para su distribución bajo la modalidad de Rectificaciones al Presupuesto por Bs. 1.240,7 millones.

6.6 Clasificación Sectorial del Gasto de los Entes Descentralizados Funcionalmente de la República, Sin Fines Empresariales

6.6.1 Comentarios Generales

Los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales, lo conforman aquellos organismos que sus presupuestos son financiados con aportes del Ejecutivo Nacional y que su objetivo principal no es la producción de bienes y servicios para la venta. Tomados en cuenta los requisitos anteriores se seleccionó 294 organismos los cuales se agrupan por sectores para facilitar su análisis.

Se estima que el presupuesto de gastos de los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales alcance a Bs. 81.994,7 millones, agrupados en sectores de la siguiente manera:

CUADRO N° 6-41
CLASIFICACIÓN POR SECTORES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

SECTORES	MONTO	PORCENTAJE
Sociales	51.625,1	63,0
Productivos	17.777,6	21,7
Servicios Generales	6.093,0	7,4
No clasificados	6.499,0	7,9
TOTAL	**81.994,7**	**100,0**

6.6.2 Sectores Sociales

Corresponden a esta agrupación los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales, orientados hacia la prestación de servicios a la comunidad tales como: Ciencia y Tecnología, Educación, Salud, Cultura y Comunicación Social, Desarrollo Social y Participación y Seguridad Social, cuya política presupuestaria contempla los programas estratégicos no permanentes y vanguardia del Ejecutivo Nacional, entre los que se nombran: la Misión Sucre, la Misión Barrio Adentro, la Misión Ribas entre otras, destinadas a asegurar una mejora en la calidad de vida de la población, para lo cual se estima el gasto en Bs.51.625,1 millones, desagregado por sectores de la siguiente manera:

CUADRO N° 6-42
CLASIFICACIÓN POR SECTORES SOCIALES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

SECTORES	MONTO	PORCENTAJE
Educación	15.375,5	29,8
Vivienda, Desarrollo Urbano y Serv. Conexos	706,1	1,4
Salud	2.529,7	4,9
Desarrollo Social y Participación	7.055,7	13,7
Seguridad Social	22.770,6	44,1
Cultura y Comunicación Social	1.410,6	2,7
Ciencia y Tecnología	1.776,9	3,4
TOTAL	**51.625,1**	**100,0**

El cuadro anterior muestra la estimación de gastos para cada uno de los sectores que conforman los sectores sociales, siendo la participación de los Sectores Educación 29,8 por ciento y el Sector Seguridad Social 44,1 por ciento, las más significativas. A continuación se expresa la desagregación de los sectores:

- **Educación**

Dicha participación es reflejo de la política gubernamental dirigida a profundizar la universalización de la educación bolivariana en concordancia con lo expuesto en el Proyecto Nacional "Simón Bolívar", donde las estrategias y objetivos más importantes a aplicar para llevar a cabo dicho propósito son: extender la cobertura de la matrícula escolar a toda la población, con énfasis en las poblaciones excluidas, adecuar el sistema educativo al modelo productivo socialista, ampliar la infraestructura y la dotación escolar, garantizar la permanencia y prosecución en el sistema educativo, entre otras.

Para este sector se estiman gastos por Bs. 15.375,5 millones. Con dicha asignación se cubrirán los gastos de funcionamiento de organismos como: Instituto Nacional de Capacitación y Educación Socialista, Fundación de Edificaciones y Dotaciones Educativas (FEDE), Universidades Nacionales, Institutos y Colegios Universitarios, Fundación Samuel Robinson, Fundación Misión Ribas, Fundación Misión Sucre y el Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades, entre otros.

Las Universidades Nacionales, estiman un presupuesto por Bs. 7.650,7 millones con los cuales impulsarán la inclusión y prosecución estudiantil a través de estrategias y políticas enmarcadas en la flexibilización y calidad del servicio educativo, que incluye la mejora de los servicios estudiantiles que permita a los alumnos de bajos recursos el acceso a la educación superior, de tal forma de poder alcanzar en un futuro cercano una educación superior de calidad con pertinencia social. Por otra parte se estima desarrollar programas de extensión en el área de post-grado y mejorar el sistema de acceso y desarrollo profesional de los estudiantes. Se destaca entre ellas la Universidad Central de Venezuela (UCV) por la cantidad de Bs. 1.115,2 millones, la Universidad del Zulia por Bs. 871,6 millones, la Universidad de Carabobo por Bs. 737,8 millones, entre otros

Los Institutos y Colegios Universitarios, presentan un presupuesto por Bs. 1.400,9 millones, con los cuales se estima atenderán a la población estudiantil. Sus objetivos están enmarcados hacia la atención integral al estudiante a los cuales les ofrecerá beneficios estudiantiles tales como: comedor, becas, transporte, bibliotecas, servicio médico-odontológico y orientación, entre otros.

El Instituto Nacional de Capacitación y Educación Socialista (Inces), destaca en el Sector Educación con un presupuesto estimado para el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010 con Bs. 1.455,9 millones, los cuales serán destinados a la formación y capacitación Integral de Jóvenes y Adultos como una contribución a la economía social, asimismo realizar Programas de Capacitación en áreas determinadas para el desarrollo de la economía comunal.

El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU), se encarga de instrumentar las políticas y estrategias diseñadas para la educación superior. Para este organismo se estima un presupuesto de Bs. 1.359,0 millones, los cuales estarán orientados al logro de los siguientes objetivos: elevar la excelencia académica de las universidades; promover una mayor eficiencia de las instituciones en el uso de sus recursos; corregir dentro de los límites que establece la Ley, las distorsiones y desviaciones existentes en las instituciones de educación superior; ejecutar acciones que permitan disponer de información oportuna y confiable que sirva de base para realizar los procesos de planificación, evaluación y toma de decisiones relativas al Sector; entre otros.

La Fundación Misión Ribas, la cual tiene como función elevar el nivel educativo de la población venezolana comprometida con el principio de justicia social, consagrada en la

Constitución de la República Bolivariana de Venezuela, con recursos asignados por Bs. 1.756,1 millones, prevé continuar con tres proyectos que están en proceso de ejecución: Misión Ribas, destinados a proporcionar a los ciudadanos y ciudadanas que no han culminado el bachillerato la oportunidad de ingresar a un sistema educativo no excluyente y de calidad que facilite la incorporación al aparato productivo, capacitación de coordinadores y facilitadores en política educativa, la Misión Ribas Técnica, estipula un programa para proporcionar a los vencedores (as) la oportunidad de cursar carreras cortas graduando a técnicos medios en las diversas áreas asociadas a los planes de desarrollo de la Nación, y la Misión Ribas Productivo, que contiene un programa destinado a promocionar y crear Empresas de Producción Social (EPS) conformadas por vencedores (as) y brigadistas en todo el territorio nacional.

En cuanto a La Fundación Misión Sucre, los recursos para su funcionamiento serán transferidos a través del Fondo Único de las Misiones (Ministerio del Poder Popular para el Despacho de la Presidencia). El Presupuesto de Gastos para esta Fundación se estima en Bs. 496,5 millones, los cuales le permitirá continuar siendo la garante de la inclusión en la educación universitaria de todas y todos los bachilleres en el territorio nacional. Para el 2010 continuará y fortalecerá las ayudantías (becas) a los triunfadores y triunfadoras de los programas nacionales de formación y de Medicina Integral Comunitaria; asimismo, concluirá la construcción de espacios educativos (aldeas universitarias) en toda Venezuela, y la municipalización de los programas nacionales de formación de asociados a la vocación socioeconómica de esos espacios geográficos.

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), tiene como objetivo la rehabilitación de la planta física educativa en el ámbito nacional, a través de la construcción, ampliación, reparación, dotación de mobiliario escolar y mantenimiento, para lo cual formuló doce (12) proyectos entre los que se destacan: construir (59) aulas de educación inicial, rehabilitar tres (3) escuelas técnicas robinsonianas, rehabilitar (37) escuelas de educación básica, construir dos (2) escuelas en comunidades indígenas, atender tres (3) escuelas a través de convenios especiales, realizar conservación y mantenimiento correctivo a catorce (14) escuelas con asociaciones cooperativas y comunidades, dotar (55) escuelas de mobiliario escolar y equipos, elaborar tres (3) proyectos de planta física educativa, brindar servicios básicos y arrendamiento a 19.080 inmuebles educativos y construir siete (7) escuelas con nuevas tipologías de planta física. Para el logro de las metas estimó un presupuesto por Bs. 307,6 millones.

- **Vivienda, Desarrollo Urbano y Servicios Conexos**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Servicio Autónomo Servicios Ambientales del Ministerio del Poder Popular para el Ambiente (Samarn), la Fundación para el Desarrollo y Promoción del Poder Comunal (Fundacomunal), la Fundación Misión Hábitat, el Instituto Nacional de la Vivienda (Inavi) y el Instituto Nacional de Meteorología e Hidrología (Inameh).

Para este sector se estiman gastos por Bs. 706,1 millones, con los cuales el sector llevará a cabo la transformación integral de los asentamientos humanos (transformación de los centros urbanos y rehabilitación de urbanizaciones populares) a través de la ejecución de la Misión Hábitat, mediante la participación de las comunidades organizadas.

Para el Instituto Nacional de Vivienda (Inavi), se estima un presupuesto de Bs. 351,7 millones, monto que le permitirá desarrollar la política habitacional que el Ejecutivo Nacional dirige. Para el Proyecto de Ley Presupuesto para el ejercicio fiscal

2010, la Institución tiene establecido alcanzar el cumplimiento de los siguientes objetivos: garantizar el acceso al crédito habitacional; garantizar el acceso a una vivienda digna, certificando la tenencia de la tierra y promoviendo el acceso a los servicios básicos; fomentar, apoyar la participación y el compromiso para la construcción de viviendas; entre otros.

Se prevé una asignación presupuestaria de Bs. 137,1 millones, destinados a la Fundación para el Desarrollo y Promoción del Poder Popular Comunal (Fundacomunal) para realizar proyectos contenidos en el Plan de Desarrollo Económico y Social 2007-2013, y como política principal, promover la formación de la organización social, para lo cual, adelantará los proyectos que se vinculen con el fortalecimiento del ciclo del poder comunal, entre los cuales se encuentra: "Promoción de la Participación y el Ciclo del Poder Comunal para el Fortalecimiento del Poder Popular" y "Atención Integral a los Consejos Comunales para el Impulso de la Gestión Comunal".

Es de hacer notar que este sector cuenta con los recursos manejados por el Banco Nacional de Vivienda y Hábitat (Banavih), organismo que por su actividad económica se incluye en el sector Industria y Comercio, aunque dentro de sus objetivos se encuentran planificar, promover y financiar en el mediano y corto plazo los programas y proyectos que contribuyan al desarrollo del Sistema Nacional de Vivienda y Hábitat.

- **Salud**

En este importante sector el Gobierno Nacional dirigirá sus esfuerzos en la integración del Sistema Público Nacional de Salud, así como en garantizar los compromisos asumidos a lo largo de los últimos años y continuar con los avances logrados; enmarcados en la Directriz de la Suprema Felicidad Social del Plan Nacional "Simón Bolívar".

Los organismos con mayor participación que ejecutan actividades dirigidas hacia este sector son: el Instituto Autónomo Hospital Universitario de Caracas (HUC), el Instituto Nacional de Higiene Rafael Rangel (Inhrr), el Instituto Nacional de Nutrición (INN), el Servicio Autónomo Hospital Universitario de Maracaibo (Sahum), el Servicio Autónomo Instituto de Biomedicina, el Servicio Autónomo de Salud de la Fuerza Armada Nacional, la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (Fames), la Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa" y la Fundación Misión Barrio Adentro entre otros, los cuales estimaron presupuestos por Bs. 2.529,7 millones.

Para el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2010, se prevé el relanzamiento de la Misión Barrio Adentro en sus diversas modalidades (I, II, III y IV) en todo el territorio nacional con el objeto de seguir garantizando el acceso pleno a servicios de salud integrales y de calidad a toda la población. Se destaca la incorporación de un importante número de médicos y médicas entre especialistas y estudiantes a manera de articular los consultorios con la red primaria del Sistema Público Nacional de Salud. Para ello se estiman Bs. 876,8 millones a la Fundación Misión Barrio Adentro, la cual tiene la ejecución de esta importante Misión.

El Instituto Nacional de Nutrición (INN), tiene como actividad principal la elaboración de planes nacionales de nutrición, vigilancia de la situación alimentaria nutricional, desarrollo de normas y actividades de seguimiento, evaluación, control, promoción y orientación de la educación e investigación en materia de alimentación para así contribuir a mejorar la malnutrición y enfermedades asociadas a las mismas, de la población considerada con riesgo nutricional; prevé un presupuesto de Bs. 387,2 millones.

El Hospital Universitario de Caracas (HUC), es un centro asistencial destinado al servicio hospitalario público en sus tres niveles (atención primaria, general y especializada). Tiene como propósito crear, desarrollar y aplicar procesos integrales de salud de calidad mediante actividades de prevención, asistencia, investigación y docencia. Este hospital espera para el año 2010 atender un total de 378.513 pacientes a través de los diferentes servicios médicos que conforman la estructura hospitalaria de este centro, para lo cual cuenta con un presupuesto de Bs. 380,5 millones.

El Instituto Nacional de Higiene Rafael Rangel (Inhrr), tiene previsto participar activamente en el Plan Estratégico Social de Fortalecimiento y Modernización que contempla el Estado Venezolano para el sector salud, mediante la ejecución de sus cuatro líneas de acción: puesta en marcha del centro de investigaciones de vacunas y la producción de inmunobiológicos e insumos relacionados, servicio de diagnóstico y/o seguimiento de enfermedades transmisibles a nivel nacional, vigilancia sanitaria de productos de uso y consumo humano y formación de profesionales en salud. Este organismo prevé presupuesto por Bs. 181,0millones.

La Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa" tiene como actividad principal la atención médico-quirúrgica a niños (as) y adolescentes con cardiopatías congénitas y/o adquiridas en el ámbito nacional e internacional. Para el año 2010 orienta su gestión a continuar con la ejecución del Proyecto "Atención Integral Médico – quirúrgica a la población Infantil y Adolescentes con Patología Cardiovascular Congénita y/o adquirida a nivel Nacional e Internacional", teniendo como meta operar 1.500 pacientes con un presupuesto de Bs. 82,9 millones.

El Servicio autónomo Hospital Universitario de Maracaibo (Sahum), tiene como objetivo el continuar proporcionando servicios de salud a la población del área de influencia y demandante de hospital en los aspectos: curativos, preventivos, promoción y rehabilitación de los grupos de usuarios con ayuda de los servicios auxiliares y de apoyo al diagnóstico, se prevé presupuesto por Bs. 288,1 millones.

- **Seguridad Social**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: el Instituto Venezolano de los Seguros Sociales (IVSS), el Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa), el Instituto de Previsión y Asistencia Social al Personal del Ministerio de Educación (Ipasme), el Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas Penales y Criminalísticas (CICPC), Fondo de Inversión y Previsión Socio-económica para el Personal Empleados y Obreros de las Fuerzas Armadas Nacionales (Fondoefa) y el Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central, cuyos organismos tienen como objetivo principal de llevar a cabo el sistema de protección socio-económica que comprende: la atención médico-hospitalaria odontológica, las pólizas de Hospitalización, Cirugía y Maternidad (HCM), las pensiones y otras prestaciones, que en algunos organismos se incluye préstamos en dinero, hipotecarios, los cuales se extienden a sus familiares más inmediatos y para los que se estimó presupuesto por Bs. 22.770,6 millones.

El Instituto Venezolano de los Seguros Sociales (IVSS), cuyo objetivo medular es la seguridad social y la prestación de los servicios de salud, impulsa una política dirigida al mejoramiento en el otorgamiento de las prestaciones dinerarias a largo plazo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social, contemplando para el año 2010 el pago de 1.388.436 pensionados (as), en donde se contempla la inclusión de 144.000 ciudadanos (as) al sistema de pensiones por las diferentes contingencias, (vejez, incapacidad, invalidez, sobrevivencia y convenio bilaterales); así como continuar con la cancelación de las pensiones de los ciudadanos excluidos de las políticas sociales y del sistema de seguridad social , tales como, adulto mayor y amas de casa, que alcanza a un total de 117.562 beneficiarios, garantizando la protección a los ciudadanos (as) más vulnerables de la población, acorde con los principios de la democracia participativa y revolucionaria. Asimismo con el presupuesto estimado de Bs. 17.747,3 millones, este organismo también prevé llevar a cabo el fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita a los pacientes ambulatorios y hospitales adscritos al IVSS; así como la formación de profesionales requeridos en los diferentes centros asistenciales en el área de fisioterapia y terapia ocupacional.

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (Ipasme), prevé un presupuesto de gastos por Bs. 2.641,2 millones, con lo cual se formularon seis (6) proyectos: el "Ipasme va a la escuela", el "Fortalecimiento de la infraestructura del Ipasme", la "Atención socio-económica al afiliado", la "Asistencia cultural, recreativa, deportiva y turística a los afiliados y beneficiarios del Ipasme", la "Concesión de créditos" y la "Atención asistencial a los afiliados, beneficiarios y comunidad en general", con los cuales pretende conceder 35.750 créditos, brindar atención asistencial a 6.479.197 personas, atender 1.088 escuelas, adecuar (63) sedes del Ipasme, otorgar 57.314 aportes socio-económicos al afiliado y ofrecer asistencia cultural, recreativa y turística a 897.055 afiliados.

El Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa), estima optimizar los recursos de jubilaciones, prestaciones y pensiones, así como el aseguramiento del cuidado integral de la salud, la vivienda y demás beneficios socioeconómicos, que contribuyan a la calidad de vida de cada afiliado acorde con lo establecido en el marco institucional. Presenta un presupuesto de gastos por Bs. 1.884,1 millones.

En cuanto al Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central le corresponde asegurar el pago de las prestaciones sociales e intereses sobre prestaciones sociales (fideicomiso), al personal empleado, obrero y docente, egresado de los diferentes organismos que integran la Administración Central, conforme a las disposiciones contenidas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Leyes Especiales de igual naturaleza y convención colectiva. Estima un presupuesto para el 2010 por Bs. 395,4 millones.

6.6.3 Sectores Productivos

Conformado por los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales, cuyo objetivo primordial es la producción de bienes y servicios dirigidos hacia los sectores productivos entre los que tenemos: Energía, Minas y Petróleo Industria y Comercio, Turismo y Recreación, Transporte y Comunicaciones y Agrícola. Se estima una asignación por Bs. 17.777,6 millones, con los cuales se tiene previsto el incremento de la producción, mejoras en las vías de comunicación terrestres y acuáticas, mantenimiento de áreas como parques y zoológicos, entre otros.

CUADRO N° 6-43
CLASIFICACIÓN POR SECTORES PRODUCTIVOS DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

SECTORES	MONTO	PORCENTAJE
Agrícola	2.224,6	12,5
Transporte y Comunicaciones	6.620,8	37,2
Industria y Comercio	8.149,6	45,9
Energía, Minas y Petróleo	350,9	2,0
Turismo y Recreación	431,7	2,4
TOTAL	**17.777,6**	**100,0**

- ## Agrícola

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Instituto para el Control y la Conservación del Lago de Maracaibo y sus Cuencas Hidrográficas (Iclam), Instituto Nacional de Tierras (INTI), Corporación Venezolana Agraria (CVA), Fundación de Educación Ambiental, Instituto Socialista de la Pesca y Acuicultura (Insopesca), Instituto Nacional de Desarrollo Rural (Inder) y el Fondo para el Desarrollo Agrario Socialista (Fondasa), entre otros, cuya política se enmarcará hacia el incremento de la producción agrícola, mejoras en la comercialización y distribución de los productos agrícolas, así como la atención al productor de los servicios de tecnologías, los cuales estimaron presupuestos por Bs. 2.224,6 millones.

La Corporación Venezolana Agraria (CVA), es la encargada de garantizar la seguridad -agroalimentaria de la población enmarcada en las líneas maestras del Proyecto Nacional "Simón Bolívar" 2007-2013, para lo cual estima desarrollar proyectos relacionados con la comercialización de rubros agrícolas que permitan abastecer las demandas populares, construcción de plantas agroindustriales para el almacenamiento y procesamiento de productos agrícolas, consolidación y puesta en marcha de unidades de producción socialista y capacitación y formación a pequeños y medianos productores para así, incrementar los niveles de producción agrícola y proporcionar seguridad y diversificación alimentaria. El Presupuesto 2010 prevé recursos por Bs. 252,4 millones.

El Instituto Nacional de Tierras (INTI), estimó presupuesto por Bs. 217,5 millones para llevar a cabo los siguientes proyectos: rescate y regularización de la Tierra, afectación de tierras, mejoras y bienechurías; formación de productores (as) en el marco de la transferencia de competencias de la gestión pública al poder popular en la formación, actualización y control del registro agrario nacional y la construcción del Socialismo agrario en los procesos de asignación de tierras agrícolas y de organización campesina.

Al Instituto Nacional de Desarrollo Rural (Inder), le corresponde ser el ente público promotor y gestor del desarrollo integral y sustentable, que garantice el cumplimiento de los objetivos y lineamientos estratégicos del Proyecto Nacional "Simón Bolívar" 2007-2013, (Establecimiento de un Modelo Productivo Socialista), orientará su gestión hacia la promoción de políticas y planes nacionales vinculados con el riego, drenaje, saneamiento de tierras, construcción de obras de infraestructura, acondicionamiento de vías agrícolas que permitan abordar la problemática existente en el sector agrícola evidenciada en el alto deterioro en los sistemas de riego, escasez de obra de infraestructura vial, social, de producción y de servicios básicos; lo cual ha dificultado el desarrollo económico en las comunidades rurales, prevé recursos por Bs. 248,8 millones.

Por su parte el Instituto Socialista de la Pesca y Acuicultura (Insopesca) teniendo como norte los objetivos estratégicos del Proyecto Nacional "Simón Bolívar", su gestión estará centrada en continuar y profundizar las transformaciones sociales y económcas iniciadas en el ejercicio fiscal anterior. En éste sentido con los recursos asignados Bs. 238,8 millones, se dará continuidad a las actividades relacionadas con el Plan Nacional para la Eliminación de la Pesca Industrial de Arrastre; cumpliendo de tal manera, las disposiciones de la Ley de Pesca y Acuicultura. Paralelamente se proseguirá con la ejecución del Plan Excepcional para la Puesta en Marcha del Desarrollo Agropesquero en el Eje Orinoco Apure.

El Fondo para el Desarrollo Agrario Socialista (Fondas) con un presupuesto por Bs. 83,1 millones para el año 2010 continuará promoviendo el desarrollo armónico y coherente de las políticas, planes, proyectos y programas del Ejecutivo Nacional en materia agraria, mediante el financiamiento de la actividad productiva, dirigidos a fortalecer el desarrollo endógeno con la participación de las comunidades y la creación de un sistema agrario socialista.

- **Transporte y Comunicaciones**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Instituto de Ferrocarriles del Estado (IFE), Fundación Fondo Nacional de Transporte Urbano (Fontur) Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), Instituto Nacional de Transporte Terrestre (INTT), Fundación Laboratorio Nacional de Vialidad, Instituto Postal Telegráfico de Venezuela (Ipostel), Instituto Nacional de Canalizaciones, Instituto Nacional de Aeronáutica Civil (INAC), Instituto Autónomo Aeropuerto Internacional de Maiquetía (Iaaim) e Instituto Autónomo Comisión Nacional de Telecomunicaciones (Conatel), entre otros.

Se estiman gastos para este sector por Bs. 6.620,8 millones, para lo cual se prevé llevar a cabo proyectos y obras de orden estratégico para el desarrollo de la infraestructura nacional con especial énfasis en el transporte masivo y ferroviario, rehabilitación de puentes y túneles y carreteras y autopistas.

El Instituto de Ferrocarriles del Estado (IFE), prevé recursos para el 2010 por Bs. 269,3 millones, con los cuales persigue desarrollar e integrar los sistemas de seguridad operacionales de la red ferroviaria, enlazándolos con mecanismos nacionales de seguridad, a fin de prestar un servicio confiable, que permita configurar un sistema integral de transporte masivo. Así mismo se busca potenciar las líneas comerciales del sistema ferroviario y fomentar y apoyar la participación y el compromiso para la reubicación de las familias afectadas por la construcción del Sistema Ferroviario Nacional. Entre los proyectos a ejecutar se tiene: culminar con la construcción y la rehabilitación del Tramo Ferroviario Puerto Cabello-Barquisimeto y Yaritagua, así como incrementar la seguridad en las operaciones en el Sistema Ferroviario Central Tramo Caracas - Tuy Medio.

El Instituto Nacional de Tránsito Terrestre (INTT), prevé presupuesto por Bs. 872,7 millones, con los cuales atenderá la inversión en infraestructura y en tecnología para mejorar y optimizar los servicios que presta. Entre las tareas a realizar en el 2010 en materia de transporte terrestre se mencionan: el Trámite de Licencias de Conducir; el Registro Nacional de Vehículos y Conductores (as); tipologías de unidades de transporte; condiciones de carácter nacional para la prestación de los servicios de transporte de uso público y de uso privado de personas; regulación del transporte público terrestre de pasajeros (as) en rutas suburbanas e interurbanas; control y fiscalización del tránsito en la vialidad; procedimientos por accidentes de tránsito, normas técnicas y administrativas para la construcción, mantenimiento y gestión de la vialidad, así como la actuación en el otorgamiento de concesiones; determinar el ordenamiento de las estaciones de peajes, el establecimiento de las tarifas en el ámbito nacional y las demás que atribuya la ley.

El Fondo Nacional de Transporte Urbano (Fontur), con un presupuesto estimado de Bs. 1.671,5 millones, continuará para el año 2010 apoyando financieramente al transporte masivo, la coordinación y supervisión del desarrollo del subsidio al pasaje preferencial estudiantil; el mejoramiento de la calidad del servicio del transporte público a través del financiamiento de unidades, renovación y sustitución de taxis, con el fin de modernizar el parque automotor del país y la continuación del rescate de la red principal, en coordinación con las autoridades regionales, mediante la rehabilitación y el mantenimiento de las carreteras, puentes y túneles.

Por su parte el Instituto Autónomo Comisión Nacional de Telecomunicaciones (Conatel) contará con recursos presupuestarios por el orden de Bs. 793,4 millones, y los orientará al desarrollo y fortalecimiento del sector de telecomunicaciones, para lo cual continuará impulsando el modelo comunicacional inclusivo en radio y televisión, a través de una agenda temática contentiva de trabajo donde participarán las comunidades organizadas, cooperativas, estudiantes, sector público y ciudadanía en general.

- **Industria y Comercio**

Se estiman recursos por Bs. 8.149,6 millones, para este sector. Entre los organismos que conforman el mismo se registran: las Corporaciones de Desarrollo Regional (Corpotulipa, Corpocentro, Corpovargas, Corpozulia, Corpollanos, Corpoandes Fudeco, CVG), Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (Sencamer), Servicio Autónomo de la Propiedad Intelectual (SAPI), Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi), Fondo de Desarrollo Microfinanciero (Fondemi), Fondo para el Desarrollo Endógeno, Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin) y el Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc), entre otros, cuyos programas y proyectos de inversión están contemplados en los lineamientos del Plan Nacional de Desarrollo Social 2007-2013 formulados conjuntamente con otras instituciones y con la participación de las comunidades, orientadas a promover actividades que conlleven al desarrollo de proyectos generadores de valor agregado y empleo por regiones.

La Corporación Venezolana de Guayana (CVG), prevé presupuesto por Bs. 1.088,3 millones orientados a proyectos de infraestructura o de apoyo a la producción y a los servicios que permitan el avance de los grandes proyectos estructurantes del desarrollo nacional y los proyectos asociados a los ejes territoriales de desarrollo en las áreas social, agrícola, minera, vivienda, vialidad, macroservicios de desarrollo endógeno

En este sector se registran los recursos asignados al Banco Nacional de Vivienda y Hábitat (Banavih), organismo que ejerce la administración centralizada de todos los recursos financieros del Sistema Nacional de Vivienda y Hábitat, con un presupuesto de Bs. 4.843,6 millones, prevé financiar la transformación de los centros urbanos, la rehabilitación de urbanizaciones populares y centros históricos y la transformación del hábitat rural e indígena.

El Instituto Nacional para el Desarrollo de la Pequeña y Mediana Industria (Inapymi), como encargado de la aprobación y promoción de programas de financiamiento a los fines de desarrollar la Economía Productiva Socialista estima recursos para el año 2010 por Bs. 601,6 millones, los cuales serán destinados al cumplimiento de los siguientes objetivos: recuperar y desarrollar la plataforma industrial; fortalecer y potenciar la comercialización de los productos y servicios de las PYMIY's y la Unidades de Producción Social en el marco de la construcción del nuevo sistema económico, entre otros.

El Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc), orienta su gestión en el manejo de los recursos asignados a los Consejos Comunales, financiando proyectos comunitarios, sociales y productivos. Las acciones a emprender por este Servicio Autónomo para el ejercicio fiscal 2010 estarán dirigidas a estimular el desarrollo de las comunidades organizadas brindando herramientas e instrumentos necesarios para alcanzar una inversión socialmente productiva, garantizando el flujo financiero transparente y para ello cuenta con un presupuesto de Bs. 1.337,6 millones.

6.6.4 Sector Servicios Generales

Conformado por los sectores de Seguridad y Defensa y Dirección Superior del Estado, cuya política presupuestaria para el 2010 se enfoca hacia la coordinación de acciones tendentes a la definición, dirección, supervisión y control de las políticas económicas, fiscales y financieras por parte del Poder Ejecutivo y Legislativo y las relacionadas con la seguridad y defensa del Estado.

Se estima para el sector gastos por Bs. 6.093,0 millones, recursos estos que permitirán acelerar el saneamiento y modernización de las aduanas; el fortalecimiento de los mecanismos de supervisión de la actividad bancaria y aseguradora; la promoción, regulación y supervisión del mercado de capitales; ejercer los controles migratorios y de identidad a nivel nacional; el desarrollo de estadísticas económicas, sociales, poblacionales; funcionamiento y administración de los registros y notarías, entre otros.

CUADRO N° 6-44
CLASIFICACIÓN POR SECTORES DE SERVICIOS GENERALES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

SECTORES	MONTO	PORCENTAJE
Dirección Superior del Estado	4.262,2	70,0
Seguridad y Defensa	1.830,8	30,0
TOTAL	**6.093,0**	**100,0**

- ### Dirección Superior del Estado

El sector está conformado por los siguientes organismos: el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), la Superintendencia de Seguros (Sudeseg), la Comisión Nacional de Valores (CNV), el Instituto Nacional de Estadística (INE), el Fondo de Garantía de Depósitos y Protección Bancaria (Fogade), la Superintendencia de Servicios de Certificación Electrónica (Suscerte), entre otros.

El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), orientará su gestión a la dotación y equipamiento tecnológico para el fortalecimiento del proyecto: Modernización del Seniat III y continuar con el desarrollo de la cultura tributaria entre los contribuyentes y la población en general, se prevé presupuesto por Bs. 1.685,7 millones.

El Fondo de Garantía de Depósitos y Protección Bancaria (Fogade), orientará su gestión a la promoción del ahorro con equidad y la aplicación de estímulos fiscales diferenciados a través de la mejora y ampliación del sistema de garantías de depósitos, se prevé presupuesto por Bs. 1.751,9 millones.

6.6.5 Gastos no clasificados Sectorialmente

Se incluye en este sector al Fondo Intergubernamental para la Descentralización (Fides), organismo que promueve el proceso de descentralización desconcentrada y el desarrollo del equilibrio territorial, a través del apoyo y asistencia técnica a los Estados, Municipios y Consejos Comunales, a fin de obtener resultado en el sistema social y contribuir a la consolidación de un estado democrático, social de derecho y justicia. Deberá destinar Bs. 2.719,6 millones a las Entidades Federales, Bs. 1.813,0 millones a las entidades municipales, Bs. 1.942,5 millones serán transferidos directamente al Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc) y el resto para cubrir sus gastos de funcionamiento y el costo del plan de reimpulso de las comunidades organizadas como núcleo de la Descentralización Bolivariana y del Poder Popular. Para ello estima un presupuesto por Bs. 6.499,0 millones.

Capítulo 7
ÁMBITO REGIONAL

EXPOSICIÓN DE MOTIVOS 2010


Capítulo
7

ÁMBITO REGIONAL

7.1 Consideraciones Generales

En la Constitución de la República Bolivariana de Venezuela, se define a la República como un Estado Federal descentralizado que se rige por los principios de integridad territorial, cooperación, solidaridad, concurrencia y corresponsabilidad; cuyo gobierno como el de las entidades políticas que la componen es y será siempre democrático, participativo, electivo, descentralizado, alternativo, responsable, pluralista y de mandatos revocables.

En este contexto constitucional, la acción del Gobierno Bolivariano y Revolucionario en materia de Desarrollo Regional, desde 1999, ha estado orientada a la transformación económica y social del país, mediante la definición como alta política de Estado, de la opción de un desarrollo sustentable, endógeno, participativo y soberano, expresada en cinco equilibrios: social, económico, territorial, político e internacional, a partir de la consideración de las realidades y valoraciones ecológicas, socioculturales, económicas y geopolíticas del territorio nacional, con el fin supremo de corregir mediante la aplicación de políticas de Estado coherentes entre los diferentes niveles de gobierno y la sociedad organizada, las inequidades regionales ocasionadas por el estancamiento económico, las migraciones, la marginalidad, la pobreza y deterioro ambiental, que dejaron gobiernos anteriores por la carencia de estrategias responsables en relación con la estructura territorial y la organización de los espacios geográficos.

Se trata pues, de un redireccionamiento del proceso de descentralización que se inició en 1989, el cual se caracterizó por la transferencia de competencias político-administrativas y recursos del poder nacional a los estados, fundamentalmente bajo criterios demográficos, que en vez de corregir contribuyó a profundizar los desequilibrios territoriales, al obviar la marcada tendencia hacia la concentración de la población en un número reducido de núcleos urbanos localizados en la franja centro-norte-costera, donde igualmente se concentran las actividades productivas mas importantes, en contradicción con el resto del país donde persiste una gran extensión semidespoblada con un enorme potencial de recursos.

En efecto, dicho proceso descentralizador en vez de promover el acercamiento del poder de decisión política a los ciudadanos, provocó en lo social, la desarticulación de importantes sistemas de servicios públicos como salud y educación, además de otros resultados negativos como el deterioro de la calidad del sistema médico hospitalario delegado a las gobernaciones, de la infraestructura escolar, y las precarias condiciones de vías de comunicación y otras obras de competencia regional, espacios en los que sin la intervención del Gobierno Nacional, se hace imposible su recuperación.

En cambio, bajo este nuevo enfoque que se inició en 1999, la política oficial trazada en el ámbito regional para el año 2010, se orienta fundamentalmente a la profundización del desarrollo de un modelo económico humanista, autogestionario y competitivo, que conduzca por una parte, a la extinción de las enormes diferencias que afectan a nuestra sociedad con su gran carga de exclusión e injusticia social; y por otra, a la organización de la ocupación del territorio, bajo la óptica de una estrategia de descentralización desconcentrada, que propicie una adecuada administración de las potencialidades del país, a partir del uso y aprovechamiento de los recursos naturales con base en las capacidades, potencialidades y habilidades propias de la población que habita en cada territorio, conforme a sus ventajas comparativas, y que permita la integración de cadenas productivas, capaces de crear, fortalecer o consolidar economías locales y regionales, y generar equilibrios sociales, económicos y territoriales; para en definitiva, lograr una distribución más equilibrada y sostenible de las actividades productivas, las inversiones y la población en el territorio nacional.

Es la nueva visión del desarrollo regional, dirigida a promover, por vía de la descentralización desconcentrada, un desarrollo humano sostenible; mediante el mejoramiento de la distribución territorial del ingreso, sobre la base del aprovechamiento de las potencialidades de cada región, estado, distrito o municipio, que se exprese, espacialmente, en una ocupación racional, armónica y eficiente del territorio para lograr una distribución equilibrada de las actividades productivas, las inversiones para las generaciones actual y futura, y un verdadero desarrollo institucional, a fin de avanzar hacia una sociedad auténticamente socialista, democrática, participativa y protagónica.

Estas orientaciones fueron concebidas originalmente en las Líneas Generales del Plan Nacional de Desarrollo Económico y Social de la Nación 2001-2007, en las que se planteó la necesidad de definir una estrategia para la ocupación del territorio mediante la descentralización y la desconcentración, que procure un mayor y mejor crecimiento del país, un desarrollo mas equilibrado y sostenible, y una mejora en la distribución del ingreso, basados en el aprovechamiento de las potencialidades de las diferentes entidades político-territoriales.

En sintonía con esas Líneas Generales, el Plan Nacional de Desarrollo Regional 2001-2007, se elaboró bajo el criterio de que, el desarrollo económico y social del país no puede verse separado de su concreción territorial, por cuanto la abstracción que representan las magnitudes económicas no puede hacernos olvidar que la vida de las personas y la actividad productiva tienen un fuerte anclaje en el espacio; cada modelo de desarrollo se plasma en una forma específica de ordenamiento territorial, en cuyo marco la actividad económica se nutre de recursos naturales y culturales de cada territorio y refleja formas y capacidades concretas para aprovecharlos y valorizarlos.

En esta misma dirección, el Proyecto Nacional Simón Bolívar - Primer Plan Socialista de Desarrollo Económico y Social de la Nación 2007-2013, propone de manera coherente, una visión geoestratégica que implica el planeamiento integral y la asignación de medios para alcanzar la meta de un desarrollo territorial desconcentrado, el cual impulsará la construcción y organización espacial de un nuevo modelo socio-productivo endógeno, en el que emergerán nuevas relaciones sociales a través de unidades de producción de carácter socialista. Este nuevo modelo, se fundamenta en un desarrollo sustentable a partir del reconocimiento pleno de la estructura física, socio-cultural, económica, institucional y ambiental del país, así como en la movilización integral de los patrimonios, recursos de poder y capacidades endógenas de fuerzas sociales, agentes de desarrollo y actores políticos que conforman el bloque histórico nacional-popular bolivariano.

Para ello, se han definido siete directrices estratégicas a saber: El desarrollo de la nueva ética socialista; la construcción de la suprema felicidad social; la profundización de la democracia protagónica revolucionaria; el establecimiento de un modelo productivo socialista; la construcción de una nueva geopolítica nacional; la transformación de Venezuela en una potencia energética mundial y, la evolución hacia la nueva etapa en la geopolítica internacional, las cuales conforman las líneas de acción de este primer Plan Socialista.

Bajo estas directrices que conforman el nuevo mapa estratégico nacional, el desarrollo territorial desconcentrado demanda la modificación de la estructura socio-territorial de Venezuela, la cual debe producirse sobre la configuración de cinco ejes de desarrollo: el Eje Norte - Costero, el Eje Orinoco - Apure; el Eje Occidental; el Eje Oriental y el Eje Norte Llanero. Este último eje, por su potencialidad de articulador socio-territorial endógeno, constituye una verdadera bisagra estratégica del desarrollo regional, contribuyendo a romper la dinámica dependiente y rentista heredada. Desde esta óptica, la nueva estructura socio-territorial promoverá la igualdad social, la justicia y la solidaridad a través de la desconcentración de actividades económicas, de infraestructuras, vivienda, equipamientos y servicios, que representen verdaderos y sólidos atractivos para estimular el asentamiento poblacional en el subsistema de ciudades intermedias en el Eje Norte Llanero, logrando al mismo tiempo una distribución más equilibrada de la población cónsona con la utilización de las capacidades productivas de nuestro territorio junto al desarrollo de espacios incluyentes forjadores de ciudadanía, tal como se aprecia en el mapa siguiente.

Ejes y Fachadas de Desarrollo Territorial


EJE OCCIDENTAL
Fachada Caribeña
Caracas
Norte llanero
Orinoco
Apure
Frontera Seguridad
Conservación Ambiental e Hidrológica
EJE ORIENTAL
Fachada Andina
COLOMBIA
Fachada Amazónica
BRASIL

Asimismo, bajo la denominación del Plan de Aceleración de Desarrollo Regional (Padre), el Gobierno Nacional dio inicio, en el Estado Zulia, a un nuevo Plan de Desarrollo Regional para el período 2009-2012, que tiene como objetivo acelerar las obras que estén pendientes por desarrollar en cada región, relacionadas con los servicios públicos en las áreas de salud, vialidad, infraestructura, agua, entre otras. A tal efecto, en lo que corresponde al Estado Zulia, se han delimitado cuatro ejes estratégicos (Oeste, Costa Oriental del Lago, Indígena y Sur del Lago), con los cuales se pretende fortalecer el poder popular, el bienestar del pueblo y la construcción del Socialismo, en articulación con las instituciones y ministerios. Este plan contará en el 2010, con el impulso del Gobierno Nacional y los gobiernos subnacionales, a los efectos de extender sus beneficios a todo el territorio.

En el campo jurídico, se está brindando especial atención desde el Ejecutivo Nacional y la Asamblea Nacional, a la sanción de la Ley del Consejo Federal de Gobierno, para constituir el órgano encargado de la planificación y coordinación de políticas y acciones para el desarrollo del proceso de descentralización y transferencias de competencias del poder nacional a los estados y municipios; institución además llamada a ser el eje integrador de los tres niveles ejecutivos del poder público territorial y de la sociedad organizada, en la construcción del Estado Federal prefigurado en el texto constitucional, cuyos fines esenciales son la defensa y el desarrollo de la persona y el respeto a su dignidad, el ejercicio democrático de la voluntad popular, la construcción de una sociedad justa y amante de la paz, la promoción de la prosperidad y bienestar del pueblo y la garantía del cumplimiento de los principios, derechos y deberes ciudadanos.

En la misma dirección, se acelera la aprobación de la Ley Orgánica para la Ordenación y Gestión del Territorio con el contenido político y la estructura requerida para conducir las políticas públicas, en el marco del desarrollo territorial desconcentrado, hacia la construcción del espacio geográfico socialista, estructurado y organizado en torno a los ejes de desarrollo territorial, las regiones funcionales, los sistemas urbano-rurales, las unidades de gestión territorial político administrativas y las definidas por Decreto, como áreas bajo régimen de administración especial. Por esta Ley se regirán igualmente, los procesos nacionales, regionales y locales de ordenación y gestión del territorio, de conformidad con la estrategia nacional de desarrollo, los patrimonios territoriales de la Nación, y las realidades y valoraciones ecológicas, socioculturales, socioeconómicas y geopolíticas, para ordenar la distribución espacial del desarrollo y fortalecer el poder comunal.

Formando parte de este marco jurídico, se sancionó la Ley Especial Sobre la Organización y Régimen del Distrito Capital, la cual fue publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.156, de fecha 13/04/2009. Con la creación del Distrito Capital como entidad político-territorial de la República, con territorio, personalidad jurídica y patrimonio propio, se da cumplimiento al mandato Constitucional previsto en los artículos 16, 18, 156 numeral 10, 167 numeral 4 y la disposición transitoria primera.

Por sus características singulares, el Distrito Capital posee un régimen especial de gobierno, y su territorio se corresponde con el originalmente poblado por los valerosos aborígenes Caracas, donde se fundó y a partir del cual se desarrolló la ciudad de Caracas, capital de la República Bolivariana de Venezuela, cuna de El Libertador Simón Bolívar y sede de los órganos del Poder Público Nacional. Una importante premisa que dio lugar a la creación de esta entidad territorial, es la de construir un espacio que sirva de escenario para la promoción, desarrollo, impulso de los consejos comunales, asambleas de ciudadanos y ciudadanas, los movimientos populares y otras estructuras del poder popular que emanen del proceso de participación, deliberación y reflexión de los distintos sectores populares.

Entre sus competencias destacan: la promoción de la organización de comunas y del gobierno comunal; la aplicación de políticas, planes, programas, proyectos y actividades destinados a coadyuvar en la organización, aplicación y puesta en práctica de los servicios públicos del Distrito Capital; la promoción de la participación de los ciudadanos y ciudadanas en la formación, ejecución y contraloría social de la gestión pública, como medio necesario para lograr el protagonismo que garantice su completo desarrollo, tanto individual como colectivo; la creación, régimen y organización de los servicios públicos del Distrito Capital, en coordinación con el Ejecutivo Nacional; la colaboración en la protección de los niños, niñas y adolescentes, las personas con discapacidad, y del adulto y adulta mayor; la protección de la familia como institución fundamental de la sociedad y el cuidado por el mejoramiento de sus condiciones materiales y espirituales de vida.

Con fecha 1° de octubre de 2009, fue promulgada y publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.276, la Ley Especial del Régimen Municipal a Dos Niveles del Área Metropolitana de Caracas, como unidad político-territorial con personalidad jurídica y autonomía dentro de los límites de la Constitución de la República y la Ley, con un ámbito geográfico que comprende los municipios: Bolivariano Libertador del Distrito Capital, Baruta, Chacao, El Hatillo y Sucre del estado Bolivariano de Miranda, de conformidad con lo establecido en el Artículo 18 de la Constitución de la República Bolivariana de Venezuela, la cual comprenderá un nivel metropolitano formado por un órgano ejecutivo y un órgano legislativo, cuya jurisdicción comprende la totalidad territorial metropolitana y un nivel municipal, formado por un órgano ejecutivo y un órgano legislativo en cada municipio integrante del Área Metropolitana de Caracas, con jurisdicción municipal.

Esta instancia de régimen municipal se crea con el fin de establecer una política integral que permita la planificación y coordinación de acciones orientadas a mejorar la calidad de vida de los ciudadanos y ciudadanas que hacen vida común en el Área Metropolitana de Caracas, conformada por las poblaciones de los municipios que la integran.

Para alcanzar el desarrollo armónico e integral de esta Área Metropolitana, en concordancia con los planes de desarrollo de los municipios que la integran, se le asigna a esta instancia metropolitana como competencia fundamental, la planificación y coordinación en las áreas de ordenación urbana y urbanística; de protección del ambiente y el saneamiento ambiental; de promoción y dirección de las mancomunidades que se acuerden entre los municipios que integran el Área Metropolitana de Caracas, en las materias de su competencia; en la contribución con las administraciones de los gobiernos municipales que integran el Área Metropolita de Caracas en la gestión tributaria a los efectos de garantizar su cumplimiento y demás deberes formales; del desarrollo de programas de asistencia técnica dirigidos al nivel municipal, orientados a lograr el cumplimiento eficiente de sus competencias; de transferencia de competencias y servicios municipales a las comunidades y grupos vecinales organizados, conforme a lo establecido en la Constitución de la República Bolivariana de Venezuela, y de las demás que le sean delegadas o transferidas por los municipios que integran el Área Metropolitano de Caracas.

Esta Ley deroga la ley Especial sobre el Régimen del Distrito Metropolitano de Caracas, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 36.906 de fecha 08/03/2000, con lo cual se suprime al Distrito Metropolitano de Caracas como unidad político-territorial de la República.

Los Consejos Estadales de Planificación y Coordinación de Políticas Públicas y, los Consejos Locales de Planificación Pública, constituyen otras instancias llamadas a actuar en función de garantizar la coordinación y participación social en la elaboración y seguimiento de los planes estadales y municipales de desarrollo, así como en los programas y acciones que se ejecutan en la jurisdicción de sus territorios, vinculándolos y armonizándolos con los planes nacionales y regionales correspondientes, a los fines de promover el desarrollo armónico, equilibrado y sustentable.

Particularmente, la legislación que regula a los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, les ordena adecuar su actuación a los principios de justicia social, democracia, eficiencia, protección del ambiente, corresponsabilidad, integridad territorial, productividad, solidaridad, cooperación y desarrollo sustentable, y en el cumplimiento de sus funciones, deben observar los siguientes lineamientos:

- La especificidad de cada estado y de sus municipios integrantes, tomando en consideración las condiciones de la población, desarrollo económico, capacidad para generar ingresos fiscales propios, situación geográfica, elementos históricos y culturales y otros factores relevantes

- Una visión integral del proceso de desarrollo territorial, que defina pautas sobre la explotación racional de los recursos, la orientación de las inversiones, el sentido del desarrollo tecnológico, la prestación eficiente de los servicios y que impulse y promueva el proceso de desconcentración poblacional

- La adecuación y vinculación del Plan de Desarrollo Estadal con el Plan Nacional de Desarrollo, con el Plan Nacional de Desarrollo Regional y demás planes nacionales que establezcan las leyes

- La adecuación y vinculación de los Planes Municipales de Desarrollo al contenido del Plan de Desarrollo Estadal.

Del mismo modo, los Consejos Locales de Planificación Pública, órganos encargados de la planificación integral del municipio y de diseñar el Plan Municipal de Desarrollo y los demás planes municipales, deben promover e impulsar en el ejercicio de sus competencias, la participación ciudadana y protagónica en su formulación, ejecución, seguimiento, evaluación y control, así como su articulación con el Sistema Nacional de Planificación, de conformidad con lo establecido en la Constitución de la República Bolivariana de Venezuela y las leyes.

Los Consejos Locales de Planificación Pública, en su actividad de planificación, garantizarán la articulación con los planes comunales, estadales y nacionales, con base en las siguientes áreas:

- Economía local, fomento de la producción y desarrollo endógeno

- Ordenamiento territorial y de las infraestructuras

- Desarrollo social y humano

- Institucional

- Participación ciudadana y protagónica

- Otras que se consideren de prioridad para el municipio.

Adicionalmente, las recientes reformas introducidas en la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público (Loddtcpp), en la Ley Orgánica del Poder Público Municipal (Loppm), en la Ley que crea el Fondo Intergubernamental para la Descentralización (Fides), en la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos (LAEE), en la Ley de los Consejos Comunales, y en la Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Propiedad Social, entre otros instrumentos jurídicos de gran impacto social, amplían el espacio de participación de las comunidades, previsto en la Constitución y, fortalecen el proceso de descentralización desconcentrada al trascender su esquema ortodoxo, transfiriéndole mayor poder al pueblo.

El referido marco jurídico e institucional, exige tanto del Gobierno Nacional como de los demás niveles de gobierno, la aplicación de esfuerzos sostenidos y coherentes de gestión pública, planificación estratégica y movilización de actores políticos y fuerzas sociales con visión geoestratégica compartida, para fortalecer las bases sobre las cuales el país continuará transitando hacia esa nueva organización socio-territorial, que garantice mayor fluidez en la movilización de recursos y capacidades endógenas de fuerzas sociales, agentes de desarrollo y actores políticos, con la puesta en práctica de políticas públicas coherentes con los principios constitucionales de integración territorial, cooperación, solidaridad, concurrencia y corresponsabilidad.

En este sentido, todos los niveles de gobierno pero con especial énfasis los de carácter regional, orientarán su gestión en el año 2010, a la concreción de una administración racional del ordenamiento territorial urbano, que sea compatible con el ordenamiento de tierras agrícolas, de las áreas protegidas, áreas bajo régimen especial, territorios indígenas y el desarrollo sustentable del mar territorial y de otros espacios acuáticos, en función de fortalecer la integración territorial y la soberanía nacional.

Bajo estas premisas, los gobiernos estadales y municipales continuarán apoyando el desarrollo de las unidades de producción social, tales como: las cooperativas, las unidades de producción socialista (UPS), empresas de producción social (EPS) y demás formas asociativas, creadas por el Gobierno Bolivariano para impulsar la producción agrícola nacional y la consolidación de la seguridad y soberanía alimentaria del pueblo venezolano, todo esto, para ejercer las competencias y procurar el cumplimiento del Decreto con Rango, Valor y Fuerza de Ley Orgánica de Seguridad y Soberanía Agroalimentaria, que establece la participación social en la planificación de la producción agrícola sustentable, a partir incluso de la discusión de las políticas locales a través de las asambleas agrícolas como espacios de planificación participativa, distribuidas en tres niveles (nacional, regional y local).

De igual forma, los gobiernos estadales y municipales continuarán apoyando los procesos de creación y consolidación de las misiones, las cuales se han convertido en los más impactantes aciertos que ha tenido el Gobierno Nacional, como estrategia para atender en el corto plazo las demandas fundamentales y urgentes de la población en materia de salud, educación, empleo, vivienda, seguridad alimentaria, ciencia y tecnología, economía cooperativa, desarrollo de las comunidades indígenas y promoción cultural, entre otras.

Es de resaltar que, las misiones como nuevas y efectivas estructuras administrativas se insertan en el contexto de la reorganización y reestructuración del Estado venezolano, a través de las disposiciones del Decreto con Rango, Valor y Fuerza de Ley Orgánica de la Administración Pública, en el que además, se establecen y definen los compromisos de gestión, por medio de los cuales se formalizan convenios entre los órganos superiores de dirección y los órganos o entes de la Administración Pública entre sí, o entre éstos y las gobernaciones de estado, los consejos comunales y/o las comunidades organizadas, para la obtención de determinados resultados en los respectivos ámbitos de su competencia.

En materia administrativa y presupuestaria, en el 2010 se realizará un esfuerzo combinado entre el Ejecutivo Nacional, las gobernaciones y las alcaldías del país, para alcanzar las transformaciones legales, que harán posible la implantación en las entidades federales y municipales de la Técnica de Formulación del Presupuesto por Proyectos y Acciones Centralizadas, a partir del año 2011, con la finalidad de unificar los criterios de formulación, ejecución, liquidación y cierre del presupuesto nacional, con los presupuestos estadales y municipales, facilitando al mismo tiempo, que las autoridades con responsabilidad de gobierno, puedan hacer seguimiento a los recursos invertidos y a los resultados alcanzados como producto de su gestión, de conformidad con lo establecido en el artículo 315 de la Constitución de la República Bolivariana de Venezuela. En tanto, para el año 2010 formularán sus proyectos de leyes y ordenanzas de presupuesto de ingresos y gastos, bajo la Técnica de Presupuesto por Programa, excepto aquellas entidades federales que por haber reformado y/o actualizado sus instrumentos legales, puedan y decidan formular sus proyectos de leyes de presupuesto bajo la nueva técnica de formulación presupuestaria.

La importancia de implantar en los Estados, la Técnica de Formulación del Presupuesto por Proyectos y Acciones Centralizadas, radica por una parte, en la necesidad de establecer en esas jurisdicciones territoriales mecanismos efectivos de distribución de recursos, y por otra, disponer de información presupuestaria, financiera y contable de manera uniforme y útil para el ejercicio del control y de la auditoría interna y externa, y para la toma de decisiones.

Por otra parte, las políticas públicas de carácter social diseñadas por las instancias de planificación y participación ciudadana a nivel regional y local durante el año fiscal 2010, contemplarán avances importantes en el desarrollo y aplicación del enfoque de género, como mecanismo eficaz y eficiente para corregir las inequidades y desigualdades que históricamente han caracterizado a los ciudadanos y ciudadanas del país.

Para contribuir con la estrategia del desarrollo endógeno y sustentable, se incorporan las Corporaciones Regionales de Desarrollo (Corpocentro, Corpollanos, Corpoandes, Corpovargas, Corpozulia y la Corporación Venezolana de Guayana (CVG), así como la Fundación para el Desarrollo de la Región Centro Occidental (Fudeco), como organismos propulsores de las políticas regionales dictadas por el Ejecutivo Nacional, las cuales orientarán en el año 2010, un conjunto de acciones encaminadas a profundizar la participación organizada del pueblo, mediante la planificación del desarrollo e instauración del nuevo modelo productivo socialista, promoviendo y coadyuvando al desarrollo endógeno, integral y sustentable en las regiones con vocación y potencialidades para la producción agrícola, la industria básica no energética, la manufactura y los servicios básicos; la actividad turística, y el rescate de elementos históricos que estén integrados a un espacio geográfico.

En el proceso de cambios políticos, sociales, económicos y administrativos que están sucediendo en el marco del Socialismo del Siglo XXI, las Corporaciones Regionales están llamadas abandonar el concepto burocrático sobre el cual se constituyeron, y a transformarse en sólidas estructuras sobre los ejes de desarrollo del país, para cuyo efecto los ministros, gobernadores y alcaldes, así como a las empresas de propiedad social, pequeños productores y consejos comunales, deben conjugar esfuerzos que conduzcan a su consolidación, por ser estas, figuras mucho más engranadas con la realidad y los planes específicos nacionales y regionales.

En el mismo orden, y en sujeción al Plan Nacional de Ciencia Tecnología e Innovación, las Fundaciones Estadales para el Desarrollo de la Ciencia y la Tecnología (Fundacites), instituciones de carácter regional, adscritas al Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, orientarán sus políticas en el año 2010, hacia la búsqueda de una nueva cultura científica, basada en los principios que soportan las nuevas relaciones entre Estado, sociedad y conocimiento, mediante la instrumentación de importantes actividades relacionadas con la formación de redes de conocimiento articuladas a los problemas de la sociedad, incorporando el uso de la Tecnología de Información y Comunicación (TIC) en el proceso de democratización y articulación del conocimiento, como mecanismo estratégico para difundir de manera masiva la ciencia, la tecnología y la innovación.

7.2 Entidades Político - Territoriales de la República

De acuerdo con el diseño constitucional, la descentralización, como política nacional, debe profundizar la democracia, acercando la gestión pública a la población y creando las mejores condiciones, tanto para el ejercicio de la democracia como para la prestación eficaz y eficiente de los cometidos estatales.

En este sentido, el texto fundamental distribuye el Poder Público en tres niveles a saber: El Poder Municipal, El Poder Estadal y El Poder Nacional. Aunque cada una de estas ramas tiene delimitadas sus respectivas funciones, los órganos a los que incumbe su ejercicio están en la obligación de colaborar entre sí, en la realización de los fines del Estado. De igual forma, divide al Territorio Nacional en el de los Estados, el del Distrito Capital, el de las Dependencias Federales y el de los Territorios Federales, para determinar la organización política de la República, circunscribiendo la organización territorial en municipios.

En este marco, se aborda el análisis sobre el rol que les corresponde cumplir a estas entidades político-territoriales, en lo referente al proceso de descentralización desconcentrada, expuesto en las consideraciones generales precedentes, fundamentalmente en lo concerniente a la ejecución de las inversiones públicas para promover el desarrollo equilibrado de las regiones, a la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales, y a apoyar especialmente la dotación de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo.

7.2.1 Estados

Las entidades federales y territoriales conocidas constitucionalmente como Estados, son entidades autónomas e iguales en lo político, con personalidad jurídica plena, obligados a mantener la independencia, soberanía e integridad nacional, y a cumplir y hacer cumplir la Constitución y las leyes de la República. Por su carácter federal se rigen por los principios de integridad territorial, cooperación, solidaridad, concurrencia y corresponsabilidad; aspectos característicos de un modelo federal cooperativo, en el que las comunidades y autoridades de los distintos niveles político territoriales participan en la formación de las políticas públicas comunes a la Nación, integrándose en una esfera de gobierno compartida para el ejercicio de las competencias en que concurren; y que se encuentra al servicio del ciudadano como sujeto protagónico del modelo de democracia participativa, por lo que se consideran instancias claves del Gobierno Nacional para el desarrollo social, económico y político del país.

En este contexto, la Constitución les ha dotado de las competencias exclusivas que se citan a continuación:

- Dictar su Constitución para organizar los poderes públicos

- La organización de sus municipios y demás entidades locales y su división político territorial

- La administración de sus bienes y la inversión y administración de sus recursos, incluso de los provenientes de transferencias, subvenciones o asignaciones especiales del Poder Nacional, así como de aquellos que se les asignen como participación en los tributos nacionales

- La organización, recaudación, control y administración de los ramos tributarios propios, según las disposiciones de las leyes nacionales y estadales

- El régimen y aprovechamiento de minerales no metálicos, no reservados al Poder Nacional, las salinas y ostrales y la administración de las tierras baldías en su jurisdicción, de conformidad con la ley

- La organización de la policía y la determinación de las ramas de este servicio atribuidas a la competencia municipal, conforme a la legislación nacional aplicable

- La creación, organización, recaudación, control y administración de los ramos de papel sellado, timbres y estampillas

- La creación, régimen y organización de los servicios públicos estadales

- La ejecución, conservación, administración y aprovechamiento de las vías terrestres estadales

- La conservación, administración y aprovechamiento de carreteras y autopistas nacionales, así como de puertos y aeropuertos de uso comercial, en coordinación con el Ejecutivo Nacional

- Todo lo que no corresponda, de conformidad con la Constitución, a la competencia nacional o municipal.

De igual forma, la Constitución prevé para las competencias concurrentes de los Estados, una regulación mediante leyes de base dictadas por el Poder Nacional, y leyes de desarrollo aprobadas por los Estados. Esta legislación debe estar inspirada en principios de interdependencia, coordinación, cooperación, corresponsabilidad y subsidiariedad. Asimismo, el texto fundamental sujeta la actividad administrativa que desarrollan los Órganos y Entes que conforman el Poder Público Estadal a los principios de legalidad, honestidad, participación, celeridad, eficacia, eficiencia, transparencia, rendición de cuentas y responsabilidad en el ejercicio de la función pública.

A tal efecto, la Ley Orgánica de Descentralización, Delimitación y Trasferencias de Competencias de Poder Público, en el desarrollo que hace de esta materia, dispone la transferencia progresiva a los Estados, de los servicios que actualmente presta el Poder Nacional, los cuales se relacionan a continuación:

- La planificación, coordinación y promoción de su propio desarrollo integral, de conformidad con las leyes nacionales de la materia

- La protección de la familia, y en especial del menor

- Mejorar las condiciones de vida de la población campesina

- La protección de las comunidades indígenas, atendiendo a la preservación de su tradición cultural y la conservación de sus derechos sobre su territorio

- La educación, en los diversos niveles y modalidades del sistema educativo, de conformidad con las directrices y bases que establezca el Poder Nacional

- La cultura en sus diversas manifestaciones, la protección y conservación de las obras, objetos y monumentos de valor histórico o artístico

- El deporte, la educación física y la recreación

- Los servicios de empleo
- La formación de recursos humanos y, en especial, los programas de aprendizaje, capacitación y perfeccionamiento profesional, y de bienestar de los trabajadores
- La promoción de la agricultura, la industria y el comercio
- La conservación, defensa y mejoramiento del ambiente y los recursos naturales
- La ordenación del territorio del Estado, de conformidad con la ley nacional
- La ejecución de las obras públicas de interés estadal, con sujeción a las normas o procedimientos técnicos, para obras de ingeniería y urbanismo establecidas por el Poder Nacional y Municipal, y la apertura y conservación de las vías de comunicación estadales
- La vivienda popular, urbana y rural
- La protección a los consumidores, de conformidad con lo dispuesto en las leyes nacionales
- La salud pública y la nutrición, observando la dirección técnica, las normas administrativas y la coordinación de los servicios destinados a la defensa de las mismas que disponga el Poder Nacional
- La investigación científica
- La defensa civil.

Inspirados por la visión del Estado Federal, los gobiernos de las entidades federales del país, han contribuido y continuarán contribuyendo significativamente en las importantes transformaciones que en materia de descentralización se han producido en el país, haciendo realidad la histórica aspiración de una auténtica democracia participativa y protagónica, promoviendo e impulsando la articulación e integración de las diversas organizaciones comunitarias, grupos sociales y los ciudadanos y ciudadanas, de manera tal que, mediante la acción conjunta y coordinada del Gobierno Nacional y de los gobiernos estadales y municipales, proporcionen los mecanismos políticos, económicos y financieros que el pueblo organizado requiere para ejercer directamente la gestión de las políticas públicas.

En este sentido, se crearon los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, presididos por el Gobernador o Gobernadora e integrados por los Alcaldes o Alcaldesas, los directores o directoras estadales de los ministerios; y una representación de los legisladores elegidos o legisladoras elegidas por el Estado a la Asamblea Nacional, del Consejo Legislativo, de los concejales o concejalas y de las comunidades organizadas, incluyendo las indígenas donde las hubiere; como instancias rectoras de la planificación de las políticas públicas estadales, a los cuales les corresponde entre otras atribuciones, definir las pautas sobre la explotación racional de los recursos, la orientación de las inversiones, la importancia del desarrollo tecnológico, la prestación eficiente de los servicios y el impulso y promoción del proceso de desconcentración poblacional, mediante un enfoque holístico e integral del proceso de desarrollo territorial, tomando en consideración las especificidades de cada Estado y de sus municipios integrantes, en cuanto a las condiciones poblacionales, desarrollo económico, capacidad para generar ingresos fiscales propios, situación geográfica, elementos históricos y culturales y otros factores relevantes.

En lo que respecta a la modificación de la estructura territorial, prevista en la nueva geopolítica nacional, la cual se inscribe en un horizonte temporal de mediano y largo plazo, destaca la necesidad de unir esfuerzos sostenidos y coherentes de gestión pública, en el que las fuerzas sociales y los actores políticos, valga decir, el Gobierno Nacional, los gobiernos subnacionales y la sociedad organizada, se movilicen con una visión geoestratégica compartida, en función de lograr un nuevo sistema económico productivo, diversificado tanto funcionalmente como territorialmente, así como la inclusión social a través de la incorporación de espacios y actividades productivas bajo regímenes de producción social, cooperativos, asociativos y solidarios.

Bajo esta orientación, el Ejecutivo Nacional con el concurso de los gobiernos estadales y municipales, promovieron en el ámbito legal, las reformas a las leyes del Fondo Intergubernamental para la Descentralización (Fides) y la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos (Laee), creando con ello las bases para que la participación y el protagonismo social sea una realidad tangible, al incluir en su ángulos de distribución de recursos a los consejos comunales, instancias de participación, articulación e integración entre las diversas organizaciones comunitarias, grupos sociales y los ciudadanos y ciudadanas, con los órganos del Estado, para la formulación, ejecución, control y evaluación de las políticas públicas. Estas formas de organización se rigen conforme a los principios de corresponsabilidad, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, eficacia, eficiencia, responsabilidad social, control social, equidad, justicia e igualdad social y de género.

Aunado a lo anterior, el Ejecutivo Nacional promulgó en el marco de la Ley Habilitante, durante el período 2007 – 2008, un grupo de Decretos con Rango Valor y Fuerza de Ley, los cuales constituyen formidables avances en la construcción del nuevo modelo productivo socialista, al introducir cambios sustanciales en materia administrativa, organizacional, económica y financiera, destacando en lo económico y social, entre otras: las leyes de Seguridad y Soberanía Agroalimentaria; del Fomento de la Economía Popular y de Defensa de las Personas en el Acceso a los Bienes y Servicios; para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Propiedad Social; del Banco Agrícola de Venezuela; de Transporte Ferroviario Nacional; del Régimen Prestacional de Vivienda y Hábitat y la Ley del Sistema de Seguridad Social, instrumentos legales con los cuales se persigue brindarles mayor apoyo a los consejos comunales, las misiones sociales, las unidades de producción social, el establecimiento de la solidaridad social, y la transformación y desarrollo institucional de todos los niveles de gobierno.

Esta nueva legislación, responde fundamentalmente a las orientaciones del Plan de Desarrollo Económico y Social de la Nación 2007-2013, en las que se concibe el desarrollo territorial desconcentrado, como la expresión de una gestión y administración racional del ordenamiento territorial urbano regional, llevada a cabo por los diferentes niveles de gobierno, que incluye el ordenamiento de tierras agrícolas, de las áreas protegidas, áreas bajo régimen especial, territorios indígenas y el desarrollo sustentable del mar territorial y de otros espacios acuáticos, en función de fortalecer la integración territorial y la soberanía nacional.

De igual forma, la norma constitucional, determina como fuentes de ingresos de los Estados, los siguientes:

- Los procedentes de su patrimonio y de la administración de sus bienes.

- Las tasas por el uso de sus bienes y servicios, multas y sanciones, y las que les sean atribuidas.

- El producto de lo recaudado por concepto de venta de especies fiscales.

- Los recursos que les correspondan por concepto de situado constitucional.

- Los demás impuestos, tasas y contribuciones especiales que se les asigne por ley nacional.

- Los recursos provenientes del Fondo de Compensación Interterritorial y de cualquier otra transferencia, subvención o asignación especial, así como de aquellos que se les asigne como participación en los tributos nacionales, de conformidad con la respectiva ley.

En el ejercicio de sus competencias exclusivas y concurrentes y apalancados por las citadas fuentes de financiamiento, la gestión de los gobiernos regionales para el ejercicio fiscal 2010, estará orientada a garantizar la interacción entre los Entes gubernamentales y la comunidad, a los fines de fortalecer, profundizar, intensificar y concretar acciones y la consecución de medios materiales y humanos que permitan la materialización de los planes y proyectos de inversión social y productiva, en coordinación con los Consejos Estadales de Planificación y Coordinación de Políticas Públicas y consejos comunales, para lo cual se han propuesto las siguientes líneas de acción:

- Potenciar la descentralización desconcentrada del desarrollo sustentable en sus espacios geográficos, mediante la creación de infraestructura física, sociocultural, económica, institucional y ambiental que permitan en coordinación con los otros niveles de gobierno, un crecimiento poblacional equilibrado en su territorio y por ende en el territorio nacional, a través de la diversificación y consolidación de las actividades económicas localizadas en sus áreas de influencia

- Promover y promocionar las cadenas productivas a través de las empresas de orientación social, cooperativas, y otras formas de asociación para potenciar las capacidades endógenas vinculadas con las actividades económicas del país

- En atención con las directrices nacionales de desarrollo regional, impulsar la construcción de viviendas, equipamientos y suministro de servicios públicos, que permitan suplir la demanda de estos, a nivel regional

- En coordinación con el Gobierno Nacional, establecer una administración adecuada y eficiente del espacio territorial urbano y rural, a través del ordenamiento del uso de tierras agrícolas, áreas protegidas, y áreas bajo régimen especial

- Establecer efectivos sistemas de manejo de desechos sólidos, que le otorguen igual importancia, tanto a la recuperación y reutilización de los mismos, como a su tratamiento final, con mínimos impactos sobre el ambiente y la población

- Contribuir con la independencia tecnológica que impulsa el Gobierno Nacional, a través del Proyecto CANAIMA; dirigido a los estudiantes del primer grado de formación educativa, basado en el uso de tecnologías de la información y comunicación

- En coordinación con las políticas dictadas por el Ejecutivo Nacional, apoyar el fortalecimiento de las misiones y demás programas y proyectos sociales, a los fines de establecer e institucionalizar las bases del nuevo Estado socialista

- Apoyar, promover y fortalecer a los consejos comunales, como órganos de participación con facultades de fiscalización, control de la gestión pública y administración de recursos, a los efectos de garantizar la participación protagónica de la sociedad, tanto en la toma de decisiones, como en la planificación, ejecución y control de las políticas públicas en materias relacionadas con la salud, educación, protección del ambiente, entre otras

- Crear mecanismos efectivos de carácter financiero que les permita a los productores el acceso al crédito para la construcción de empresas y unidades de producción social, así mismo coordinar con las instancias de gobierno competentes, la adquisición de insumos a un bajo costo

- Impulsar los proyectos orientados al desarrollo de la ciencia y tecnología en los Estados

- Inducir los cambios legales administrativos y técnicos necesarios para la implementación de la Técnica de Formulación Presupuestaria por Proyectos y Acciones Centralizadas, a los fines de lograr una mejor eficiencia en el manejo y control de los recursos asignados.

7.2.1.1 Fuentes de Financiamiento

Por mandato del artículo 167 Constitucional y de las leyes, los Estados se nutren de dos vertientes de ingresos, la primera representada por la corriente de recursos que provienen de la República a través de la Ley de Presupuesto Nacional Anual (Situado, Fides, LAEE y aportes especiales por transferencia de competencias y otras disposiciones legales), y la que ellos mismos generan, producto de la administración de su patrimonio y bienes, así como del ejercicio de las competencias tributarias conferidas por ley nacional, en materia de impuestos, tasas y contribuciones.

Determinados los montos anuales de las fuentes de financiamiento, las autoridades ejecutivas de los Estados, proceden de acuerdo con los lineamientos establecidos en Ley, así como de los emanados del Ejecutivo Nacional por órgano de la Oficina Nacional de Presupuesto, institución rectora del Sistema Presupuestario Público, a formular en función de su Plan Operativo Anual elaborado en atención a las líneas estratégicas del Plan de Desarrollo Económico y Social de la Nación 2007-2013 - Primer Plan Socialista, el Proyecto de Ley de Presupuesto Anual de Ingresos y Gastos, el cual deberá ser presentado a sus respectivos Consejos Legislativos para su sanción legal, en los términos y lapsos previstos en la legislación aplicable a la materia.

Aprobada la ley Estadal de Presupuesto Anual, los Estados como unidades de la organización política y territorial de la República, podrán cumplir un papel relevante en el desarrollo económico y social, por su contribución a través de una actuación coherente, inserta en los planes municipales, regionales y nacionales de desarrollo, bajo el propósito común de satisfacer las necesidades y expectativas de las ciudadanas y ciudadanos, mediante acciones especialmente de tipo social y productivo, con prioridad en las áreas de salud, educación y vivienda, con el fin de garantizar un elevado nivel de desarrollo económico, social y humano, que en definitiva garanticen justicia, equidad, objetividad y eficiencia.

En el cuadro siguiente se muestra en forma comparativa la distribución de los ingresos por fuentes de financiamiento, de los Estados y el Distrito Capital, para el ejercicio fiscal 2010, con respecto al ejercicio fiscal 2009.

CUADRO N° 7-1
INGRESOS ACORDADOS PARA LOS ESTADOS Y DISTRITO CAPITAL
COMPARATIVO AÑO 2009 - 2010
(Millones de Bolívares)

Fuentes de financiamiento	Ley de presupuesto 2009	Proyecto de Ley de presupuesto 2010	Variación Anual Absoluta	Variación Anual Porcentual
Situado Constitucional	19.529,5	19.851,6	322,1	1,6
Ley de Asignaciones Económicas Especiales (LAEE)	1.119,2	1.836,6	717,4	64,1
Fondo Intergubernamental para la Descentralización (Fides)	2.643,7	2.734,2	90,5	3,4
Aportes Especiales	4.011,4	3.928,9	(82,5)	(2,1)
Ingresos Propios	1.157,5	1.163,3	5,8	0,5
Total	**28.461.3**	**29.514,6**	**1.053,3**	**3,7**

NOTA: El año 2009 no incluye modificaciones al 31/08/2009

De la lectura del cuadro anterior puede observarse que, de la primera vertiente de ingresos, lo Estados percibirán en el año 2010, la cantidad de Bs. 28.351,3 millones conformados por el Situado, Fides, LAEE y los aportes especiales, en tanto que, por ingresos propios obtendrán un monto estimado de Bs. 1.163,3 millones, con los que se dispondrá de un total de recursos financieros por el orden de Bs. 29.514,6 millones. Cabe destacar, que el monto de Bs. 3.928,9 millones corresponde a los aportes especiales; de los cuales, Bs. 3.683,2 millones provienen de las transferencias de competencias del sector salud; Bs. 80,0 millones del Subsidio Régimen Especial, Bs. 111,3 millones de otros aportes, Bs. 4,4 millones por transferencias del Ministerio del Poder Popular para Relaciones Interiores, y Bs. 50,0 millones por subsidio de capitalidad.

A continuación, en el gráfico N° 7-1, se representan las estimaciones acordadas por concepto de: aportes legales, ingresos propios y aportes especiales para los estados y distritos.

Gráfico N° 7-1
Ingresos estimados para los Estados y Distritos por fuentes de financiamiento
Año 2010
(Millones de Bolívares)


MILLONES DE BOLIVARES
25.000
21.000
17.000
13.000
9.000
5.000
1.000
19.851,6
3.928,9
2.734,2
1.836,6
1.163,3
Ingresos Propios
Aportes Especiales
LAEE
FIDES
Serie1
FUENTES DE FINANCIAMIENTO

En el gráfico anterior, se puede apreciar que a pesar de las potestades tributarias conferidas a los Estados en las disposiciones constitucionales y legales, los mecanismos de financiamiento que han dispuesto las entidades federales para cumplir con los objetivos y metas propuestos en el marco de sus planes operativos, no ha variado en los últimos años, manteniéndose el esquema tradicional dependiente del potencial económico y financiero del gobierno central; es decir, prosigue atada su estructura financiera fundamentalmente al Situado Constitucional y, a los recursos que les proporciona la aplicación de la ley del Fides, y LAEE.

7.2.1.1.1 Situado Constitucional

El Situado Constitucional, es una partida equivalente a un máximo del 20 por ciento del total de los ingresos ordinarios estimados por el Ejecutivo Nacional para cada ejercicio fiscal, monto del cual el 80 por ciento se asigna a los Estados y al Distrito Capital y el veinte por ciento restante a los municipios. La determinación del monto que anualmente le corresponde a cada Estado y al Distrito Capital se obtiene de dividir el 30 por ciento de dicho porcentaje en partes iguales, y el 70 por ciento complementario en proporción con la población de cada una de dichas entidades, de acuerdo con la información que al efecto suministra el Instituto Nacional de Estadísticas. En caso de variaciones de los ingresos ordinarios que impongan una modificación del Presupuesto Nacional, se efectuará un reajuste proporcional del referido aporte, el cual el Presidente de la República decretará de manera oportuna dando cumplimiento a este mandato constitucional.

De acuerdo con la disposición constitucional que regula el Situado en su artículo 167, numeral 4°, los Estados deberán destinar a la inversión un mínimo del 50 por ciento de su asignación anual, a cuyo efecto, el artículo 17 de la Ley Orgánica de Descentralización y Transferencias de Competencias del Poder Público, define como gastos de inversión, los que se ejecuten en los siguientes programas:

- Programas de desarrollo agropecuario y nivel estadal y regional, los cuales comprenderán especialmente la construcción de caminos de penetración rural, de obras de riego, otras obras de aprovechamiento de aguas y saneamiento de suelos

- Programas de desarrollo educativo, cultural, científico y tecnológico, especialmente la construcción y dotación de centros educacionales, tomando en cuenta los niveles y modalidades del sistema educativo vigente, e igualmente, los programas sociales de atención a la familia y al niño en situación irregular

- Programas de salud y asistencia social, especialmente los nutricionales, la construcción y dotación de edificios médico asistenciales, la construcción de acueductos rurales, la construcción y el financiamiento de viviendas de interés social

- Programas de reordenación de las áreas urbanas y marginales

- Programas de promoción, construcción y financiamiento de obras y servicios destinados al desarrollo de la industria, especialmente a la pequeña y mediana industria y del turismo, así como la asistencia técnica y capacitación profesional del personal necesario para tales fines

- Programas de construcción y mantenimiento de vías de comunicación y servicios de transporte

- Programas para la conservación, mantenimiento, reconstrucción y reposición de las edificaciones e instalaciones públicas

- Programas de conservación del ambiente y de los recursos naturales.

Para el año 2010, en el Proyecto de Presupuesto Nacional se determinó para los Estados la cantidad Bs. 19.851,6 millones por concepto de Situado Constitucional. Esta asignación registra un ligero incremento del 1,6 por ciento con relación al situado de 2009, lo que expresa el esfuerzo realizado por el Estado Nacional para contrarrestar el impacto que sobre los ingresos ordinarios ha causado la baja de los precios petroleros, y por otra, el apoyo irrestricto que el Gobierno Nacional ofrece a la gestión y participación de los Gobiernos Subnacionales, en lograr mayores y mejores niveles de desarrollo.

En el cuadro siguiente se muestra la distribución por Entidad Federal, del situado así como el porcentaje de incremento con relación al ejercicio fiscal 2009:

CUADRO N° 7-2
ENTIDADES FEDERALES
COMPARATIVO SITUADO CONSTITUCIONAL ESTADAL 2009 Y ESTIMACIÓN 2010
(Millones de Bolívares)

ESTADOS	LEY DE PRESUPUESTO 2009	PROYECTO DE LEY DE PRESUPUESTO 2010	VARIACIÓN ANUAL PORCENTUAL
Distrito Capital	1.254,3	1.260,1	0,46
Amazonas	316,3	321,2	1,55
Anzoátegui	979,3	1.002,7	2,39
Apure	483,5	491,8	1,71
Aragua	1.069,0	1.086,3	1,62
Barinas	622,4	636,8	2,31
Bolívar	1.011,0	1.034,3	2,31
Carabobo	1.350,4	1.370,3	1,47
Cojedes	394,5	401,1	1,68
Delta Amacuro	322,8	326,6	1,18
Falcón	693,9	705,9	1,73
Guárico	616,9	625,3	1,37
Lara	1.136,6	1.158,4	1,92
Mérida	666,0	675,6	1,43
Miranda	1.662,8	1.693,8	1,86
Monagas	673,2	687,5	2,14
Nueva Esparta	460,9	471,3	2,24
Portuguesa	681,3	690,8	1,38
Sucre	699,6	708,9	1,33
Táchira	832,0	845,0	1,57
Trujillo	599,8	608,7	1,49
Yaracuy	543,7	551,9	1,49
Zulia	2.052,4	2.084,6	1,57
Vargas	406,8	412,9	1,48
TOTAL	**19.529,5**	**19.851,6**	**1,65**

La distribución por Entidad Federal reflejada en el cuadro anterior, caracterizada por montos disímiles, muestra la concentración de importantes recursos en los núcleos o áreas de mayor concentración poblacional, y por ende, concentradoras de las principales actividades económicas del país, que afectan las posibilidades de desarrollo equilibrado, sustentable y sostenible de extensos territorios en los cuales persisten escasos niveles de desarrollo económico y humano, impidiendo la necesaria y justa redistribución de los recursos, población y desarrollo que debe imperar en todo el territorio nacional.

Fenómenos como estos, explican la necesidad de que el Gobierno Bolivariano y Revolucionario, enfrente mediante políticas públicas bien definidas y en el marco del proceso de descentralización desconcentrada prevista en el Primer Plan Socialista "Simón Bolívar" 2007-2013, las inequidades socio territoriales que se producen en el acceso a los recursos y por ende a mejores servicios, los cuales constituyen la demanda más importante y al mismo tiempo el derecho más sagrado de la sociedad venezolana, a tener mejor calidad de vida.

Gráfico N° 7-2
Aportes por Situado Constitucional de Estados y del Distrito Capital
Comparativo Años 2008-2009 y Estimación 2010
(Millones de Bolívares)


Millones de Bolívares
27.000
25.000
23.000
21.000
19.000
17.000
15.000
24.947,1
23.042,0
19.471,5
19.851,6
2007
2008
2009
2010
Años

NOTA: La serie incluye las modificaciones al cierre del ejercicio fiscal para cada año

7.2.1.1.2 Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos (LAEE)

Se denomina Asignación Económica Especial derivada de Minas e Hidrocarburos, la constituida con el equivalente de un porcentaje mínimo del 25 por ciento del monto de los ingresos fiscales recaudados, durante el respectivo ejercicio presupuestario, por concepto de tributos y regalías contemplado en la Ley de Hidrocarburos y la Ley de Minas, una vez deducidos de dichos ingresos el porcentaje correspondiente al Situado Constitucional. El monto resultante se asigna en beneficio de los Estados, de los Municipios, del Distrito

Capital, del Distrito Alto Apure y de los consejos comunales en la forma que señala su Ley de creación.

Los recursos asignados a cada una de las entidades estadales y municipales y a los consejos comunales, se destinarán al financiamiento de proyectos seleccionados, de acuerdo con las siguientes reglas:

- Una cantidad equivalente al 42 y dos por ciento del monto resultante de asignación económica especial para cada ejercicio fiscal, será destinada a financiar proyectos presentados directamente por las gobernaciones

- Una cantidad equivalente al 28 por ciento del monto resultante de asignación económica especial para cada ejercicio fiscal, será destinada a financiar proyectos presentados directamente por alcaldías

- Una cantidad equivalente al 30 por ciento del monto resultante de asignación económica especial para cada ejercicio fiscal, será destinada a financiar proyectos presentados directamente por los Consejos Comunales.

De igual forma, los recursos asignados por el Ejecutivo Nacional por concepto de créditos adicionales originados como remanentes, no programados, ni presupuestados en el ejercicio fiscal inmediatamente anterior serán distribuidos de la siguiente manera:

- 30 por ciento para las gobernaciones

- 20 por ciento para las alcaldías

- 50 por ciento para los consejos comunales.

En este sentido, los recursos estimados para el ejercicio económico financiero 2010 por concepto de LAEE se sitúan en Bs. 4.372,8 millones, lo que constituye el 0,5 por ciento del PIB. El 99,6 por ciento de este monto, equivalente a Bs. 4.355,3 millones se proyectó en función de los tributos y regalías por actividades petroleras, producto de los impuestos: superficial, de extracción y gasolina, entre otros, y el 0,4 por ciento restante; es decir, Bs. 19,2 millones, en función de las regalías del hierro y otros minerales. Dichos montos se ajustan a las metodologías previstas en los artículos 7 y 8 de la LAEE, en cuanto a, si son derivadas de hidrocarburos o de minas.

De conformidad con las reglas que regulan el Régimen de Asignaciones Económicas Especiales, se destinará a las gobernaciones Bs. 1.836.6 millones.

Así mismo, debe señalarse que el Distrito del Alto Apure contará con un aporte de Bs. 18,2 millones, el cual representa el 50 por ciento de lo asignado al Estado Apure. Tal asignación será transferida a través del Ministerio del Poder Popular para Economía y Finanzas, en estricto apego a la norma contenida en el numeral 5 del artículo 23 de la Ley Especial de Creación del Distrito del Alto Apure.

De acuerdo con la legislación que los rige, los recursos asignados a través de la Ley de Asignaciones Económicas Especiales se destinarán exclusivamente a financiar proyectos de inversión orientados a las siguientes áreas:

- Proyectos y programas que se orienten a la conservación, defensa, mantenimiento, mejoramiento, recuperación, saneamiento y vigilancia del ambiente y de los recursos naturales afectados por actividades mineras o petroleras

- Proyectos y programas que se orienten a la conservación, defensa, mantenimiento, mejoramiento, recuperación, saneamiento y vigilancia del ambiente y de los recursos naturales afectados por actividades distintas a la minera o petrolera

- Recuperación, protección, conservación y mejoramiento ambiental de las áreas objeto de exploración y explotación de minas e hidrocarburos

- Programas de preservación del medio ambiente en general y en especial en áreas donde se realicen actividades, tales como procesamiento de hidrocarburos, refinación, criogénico, petroquímicos, empresas de aluminio, del acero y procesamiento de otros minerales

- Financiamiento a la investigación e innovación tecnológica

- Infraestructura y dotación en el sector médico asistencial y programas de medicina preventiva

- Infraestructura y dotación de equipos en el sector educativo en el nivel preescolar, básico, especial y capacitación para el trabajo

- Consolidación y mejoramiento de la infraestructura sanitaria en el territorio de la entidad y sistemas de transporte público en las zonas rurales y fronterizas

- Programas de protección y recuperación del patrimonio cultural edificado, y mantenimiento y construcción de la infraestructura cultural y deportiva

- Programas de construcción de viviendas para los sectores con ingresos equivalentes hasta cincuenta y cinco unidades tributarias (55 U.T.), previstos en la Ley del Régimen Prestacional de Vivienda y hábitat, en el territorio de la entidad

- Programas de construcción de viviendas para los sectores con ingresos comprendidos entre cincuenta y cinco unidades tributarias (55 U.T.) y ciento diez unidades tributarias (110 U.T.), previstos en la Ley del Régimen Prestacional de Vivienda y Hábitat, en los municipios Fronterizos

- Construcción y mejoramiento de la infraestructura agrícola, incluyendo la vialidad agrícola

- Proyectos y programas de construcción, mejoramiento, recuperación y mantenimiento de la vialidad urbana y rural

- Proyectos y programas de construcción y mejoramiento de la infraestructura referida a la vida ciudadana debidamente aprobados por la asamblea promovida por los consejos comunales.

Seguidamente el gráfico N° 7-3 muestra el comportamiento experimentado durante el período 2007-2009 y su estimación para el ejercicio fiscal 2010.

Gráfico N° 7-3
Distribución de las Asignaciones Económicas Especiales para los Estados y Distritos
Comparativo 2007-2009 y Estimación 2010
(Millones de Bolívares)


3.000
2.500
2.000
1.500
1.000
Millones de Bolívares
2.035,5
2.471,2
2.196,5
1.836,6
2007
2008
2009
2010
Años

NOTA: La serie incluye las modificaciones al cierre del ejercicio fiscal para cada año

7.2.1.1.3 Fondo Intergubernamental para la Descentralización (Fides)

El Fides, es un fondo creado con el propósito de apoyar y promover la descentralización y el desarrollo del equilibrio territorial, a través del apoyo financiero y asistencia técnica a los Estados, los Municipios, Distrito Capital, y los consejos comunales, a los fines de impulsar la ejecución de proyectos socio productivos que permitan la participación y el desarrollo socioeconómico de las comunidades y la promoción y desarrollo de los núcleos endógenos.

Para el desarrollo de sus actividades el Fides cuenta con las siguientes fuentes de ingresos según su orden de importancia:

- Los recursos que se establezcan en una partida de la Ley de Presupuesto anual, bajo la denominación "Fondo Intergubernamental para la Descentralización" (Fides), cuyo monto será aprobado por la Asamblea Nacional en un porcentaje no inferior al 15 por ciento, sobre el ingreso real estimado por concepto de Impuesto al Valor Agregado (IVA).

- Los recursos provenientes de los préstamos de organismos internacionales, para los proyectos cuya ejecución sea aprobada por el Ejecutivo Nacional para dicho Fondo, los cuales serán destinados al desarrollo económico y social de los estados, los municipios, del Distrito Metropolitano de Caracas, del Distrito Alto Apure y de los Consejos Comunales.

- Los ingresos previstos en las programaciones de cooperación técnica, cuya administración le sea encomendada por el Ejecutivo Nacional destinados al desarrollo regional, estadal o local, para apoyar el proceso de descentralización y municipalización.

- Los beneficios que obtenga en la gestión de los programas de financiamiento e inversiones, dirigidos a las políticas de desarrollo promovidas por el Fondo Intergubernamental para la Descentralización (Fides).

- Los recursos que le asignen el Ejecutivo Nacional, los gobiernos estadales o municipales y los aportes de instituciones privadas.

- Los beneficios que obtenga como producto de sus operaciones financieras y de la colocación de sus recursos previstos en esta Ley.

- Cualesquiera otros recursos que le sean asignados.

El monto de la asignación aprobada en la Ley de Presupuesto para el Fondo Intergubernamental para la Descentralización (Fides), para un determinado ejercicio fiscal, se ajustará en ese mismo ejercicio de acuerdo a la reestimación del ingreso por concepto del IVA para el período. Los recursos aprobados serán entregados por la Tesorería Nacional conforme al criterio de dozavos a las cuentas de los Estados, los Municipios, del Distrito Capital, del Distrito Alto Apure y de los consejos comunales.

De igual importancia resulta el tratamiento que, se debe dar a los recursos asignados por el Ejecutivo Nacional por concepto de créditos adicionales originados como remanentes, no programados, ni presupuestados en el ejercicio fiscal inmediatamente anterior, los cuales serán distribuidos de la siguiente manera:

- 30 por ciento para las gobernaciones

- 20 por ciento para los municipios, el Distrito Metropolitano de Caracas y el Distrito Alto Apure

- 50 por ciento para los Consejos Comunales.

Para el ejercicio fiscal 2010, las entidades estadales contarán con recursos provenientes del Fides, por el orden de Bs. 2.734,2 millones, cifra que representa el 0,3 por ciento del PIB.

De acuerdo con los parámetros de Ley, la distribución de estos recursos se hará atendiendo los siguientes criterios: una cantidad equivalente a un 42 por ciento, es decir Bs. 2.754,2 millones, se destinará a las cuentas de participación de las gobernaciones; el 28 por ciento, equivalente a Bs. 1.819,7 millones para las cuentas de participación de los municipios, y el 30 por ciento restante, Bs. 1.921,3 millones, se transferirá directamente a las cuentas de los Consejos Comunales, los cuales serán manejados por el Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc), adscrito al Ministerio del Poder Popular para la Participación y Protección Social.

No obstante, el monto que corresponde a los estados y Municipios se distribuye con base a los siguientes porcentajes:

- 45 por ciento en proporción a la población de cada Estado y Municipio
- 10 por ciento en proporción a la extensión territorial de cada estado y de cada municipio
- 45 y cinco por ciento de acuerdo a un indicador de compensación interterritorial, el cual beneficiará a los Estados y los municipios de menor desarrollo relativo.

Las asignaciones acordadas a las Gobernaciones, Alcaldías, Distrito Capital, Distrito Alto Apure y los consejos comunales, estarán orientadas al financiamiento de los siguientes programas, proyectos y actividades, a saber:

- Servicios correspondientes a competencias concurrentes y exclusivas, efectivamente transferidas a los Estados, los Municipios, al Distrito Capital y al Distrito Alto Apure.
- Servicios desconcentrados administrativamente que se encuentran en la etapa de cogestión previa a la transferencia
- Servicios prestados por la República y sus institutos autónomos transferidos bajo el régimen de encomienda a los Estados, Municipios, Distrito Metropolitano de Caracas y Distrito Alto Apure
- Los gastos operativos que se causen en la elaboración de los Programas de Transferencia de acuerdo con la normativa que dicte el Directorio Ejecutivo del Fondo
- Servicios prestados por los estados, que sean transferidos a los municipios, de conformidad con la ley que al efecto dicten los respectivos Consejos Legislativos con base en la correspondiente ley nacional
- Proyectos y programas de asistencia técnica destinados a optimizar y modernizar los sistemas de recaudación tributaria de los Estados y los Municipios
- Proyectos y programas de asistencia técnica destinados a la modernización de los servicios y competencias transferibles o transferidos a los Estados y los Municipios.
- Gastos correspondientes a la implementación del servicio de Justicia de Paz
- Creación de un fondo capitalizable hasta un veinte por ciento opcional para cancelar deudas por concepto de prestaciones sociales y otras obligaciones laborales contraídas por la administración pública estadal y municipal, con la condición vinculante de que dichas obligaciones se deriven de proyectos de modernización y reestructuración de sus estructuras administrativas
- Servicios públicos competencia de las entidades
- Proyectos de inversión productiva que promuevan el desarrollo sustentable de los consejos comunales, de los Estados, de los Municipios y lo establecido en la Ley Especial de los consejos comunales
- Obras de infraestructura y actividades enmarcadas dentro de los planes nacionales de desarrollo
- Servicios propios de la vida local conforme a lo establecido en las leyes respectivas.
- Actividades de prevención, preparación, educación, atención, mitigación y recuperación del estado de alarma producido como consecuencia de catástrofes, calamidades públicas u otros acontecimientos similares ocasionados por circunstancias de orden social, natural o ecológico

- Proyectos que se orienten a la conservación, defensa, mantenimiento, mejoramiento, recuperación, saneamiento y vigilancia del ambiente y de los recursos naturales

- Formulación de proyectos o estudios de preinversión presentados por los Consejos Comunales, alcaldías y gobernaciones de acuerdo con los criterios definidos en la Ley de Creación del Fondo de Compensación Interterritorial

- Proyectos destinados al financiamiento de las áreas de ciencia e innovación tecnológica.

- El financiamiento de los proyectos, programas y actividades mencionadas estarán condicionadas por los siguientes parámetros:

- Los recursos asignados al financiamiento de los gastos previstos en el numeral 9, no podrán exceder del 20 por ciento de la asignación anual individual de cada estado y cada municipio

- Los proyectos destinados al financiamiento del área prevista en el numeral 14, deberán contar con la aprobación previa de la Dirección Nacional de Defensa Civil, y para aquellos proyectos destinados a solventar el estado de alarma, durante la ocurrencia del mismo, se exigirá que el Ejecutivo Nacional haya dictado el correspondiente decreto declarando dicha situación

- Los Estados deberán dedicar un porcentaje no inferior al 3 por ciento de los recursos que le sean asignados anualmente para financiar los proyectos a que se refiere el numeral 17. Tales proyectos, deberán prever mecanismos de coordinación entre el órgano estadal competente y el Ministerio de Ciencia y Tecnología.

El gráfico N° 7-4 indica el comportamiento de esta fuente de ingresos para los Estados, durante el período 2007-2009 y su estimación para el año 2010.

Gráfico N°7-4
Fondo Intergubernamental para la Descentralización (Fides)
Comparativo 2007-2009 y Estimación 2010
(Millones de Bolívares)


3.500
3.000
2.500
2.000
1.500
1.000
Millones de Bolívares
2.062,4
1.703,8
2.835,5
2.734,2
2007
2008
2009
2010
Años

NOTA: La serie incluye las modificaciones al cierre del ejercicio fiscal para cada año

7.2.1.1.4 Ley Orgánica de Descentralización, Delimitación y Transferencias de Competencias del Poder Público

La descentralización, como política nacional consagrada en la Constitución de la República Bolivariana de Venezuela, constituye una condición necesaria para el logro de la transformación productiva, de la equidad, de una mayor participación ciudadana y de la sostenibilidad del desarrollo nacional y regional; concebida para transferir competencias propias de los poderes públicos nacionales, a los poderes públicos regionales y lograr profundizar la democracia, para obtener un mayor acercamiento entre el gobierno y los ciudadanos y una prestación eficiente de los servicios públicos.

En este sentido, esta Ley tiene como objetivo principal, promover y desarrollar la descentralización, política y económica, con la finalidad de lograr una mayor equidad social y regional en las asignaciones de recursos y en la distribución del gasto. Su aplicación ha permitido al Estado, abrir posibilidades de participación a las comunidades en las decisiones de su interés; estimular el desarrollo sociopolítico, como condición para consolidar un desarrollo económico más armónico y autónomo e inducir una distribución más equilibrada de las actividades productivas en el territorio nacional.

Siendo así, las Gobernaciones para el ejercicio fiscal 2010, recibirán por transferencias del sector salud la cantidad de Bs. 3.683,2 millones, distribuidos en los estados: Anzoátegui, Apure, Aragua, Bolívar, Carabobo, Falcón, Lara, Mérida, Monagas, Nueva Esparta, Sucre, Táchira, Trujillo, Yaracuy y Zulia, tal como se puede observar en el cuadro 7.4 (anexo)

7.2.1.1.5 Ingresos Propios

El volumen y variedad de las fuentes propias de financiamiento de los Estados depende de la disponibilidad de una base tributaria eficiente y de la explotación al máximo de su potencial de recaudación. En este sentido, es recomendable utilizar esquemas de incentivos que estimulen la generación de ingresos estadales propios; sin embargo, esto también implica que los ciudadanos cumplan con sus deberes formales, realizando sus contribuciones de acuerdo al beneficio que ellos reciben al ser satisfechas sus demandas, bajo principios de equidad y solidaridad.

El desarrollo de esta fuente de financiamiento, permite obtener a partir de la Hacienda Pública Estadal, una mayor autonomía en el área financiera frente al nivel de dependencia que históricamente mantienen del Ejecutivo Nacional; las magnitudes de su recaudación dependerá de las potencialidades económicas de cada Entidad Federal, y son definidos como todas aquellos ingresos que percibe el Estado como producto de su actividad económica, a saber: los procedentes de su patrimonio y administración de sus bienes; los que provienen de las tasas que se cobran por el uso de sus bienes y servicios, multas y sanciones; los que se recaudan por concepto de venta de especies fiscales, y los que se producen por los demás impuestos, tasas y contribuciones especiales que se les asigne por ley nacional, tales como, los ingresos del dominio minero; venta de papel sellado, estampilla y timbres fiscales; venta de productos de loterías, bienes y servicios; alquileres; intereses por depósitos a la vista; venta de publicaciones oficiales y formularios; concesiones de bienes y servicios; entre otros ingresos, así mismo, constituyen un importante complemento al presupuesto de ingresos, con los cuales cubren distintos gastos de elevada prioridad

Se estima que para el año 2010, las gobernaciones registren ingresos propios por la cantidad de Bs. 1.163,3 millones, los cuales se identifican igualmente en el cuadro N° 7.1 (anexo)

7.2.1.1.6 Aportes Especiales

Constituyen aportes especiales a las Entidades Federales y Distritos, las asignaciones que se otorgan para el pago de los servicios de salud transferidos a los Estados, y el aporte otorgado a través del Ministerio del Poder Popular para Economía y Finanzas al Distrito Capital, para cancelar pensiones y jubilaciones al personal pasivo de la extinta Gobernación del Distrito Federal y del Distrito Metropolitano de Caracas.

En este sentido, para el año 2010 se obtendrán recursos por aportes especiales, por la cantidad de Bs. 3.928,9 millones, distribuidos de la siguiente manera: por transferencias de competencias del sector salud Bs. 3.683,2 millones; por concepto de Subsidio de Régimen Especial para el Distrito del Alto Apure Bs. 80,0; para el pago de las pensiones y jubilaciones del personal pasivo de la extinta Gobernación del Distrito Federal y del Distrito Metropolitano de Caracas Bs. 111,3 millones; en apoyo al proyecto de fortalecimiento en el tratamiento integral de la población privada de libertad en el Estado Mérida Bs. 4,4 millones; y por concepto de Subsidio de Capitalidad al Distrito Capital Bs. 50,0 millones.

7.2.1.2 Orientación Sectorial del Gasto

Muchas son las clasificaciones que existen del presupuesto de gastos, dado que las mismas dependen de diversos criterios y de los propósitos que se pretendan alcanzar, siendo así la clasificación sectorial del gasto público se presenta desagregado en función de los sectores económicos y sociales del país, y persigue facilitar la coordinación entre los planes de desarrollo y el presupuesto gubernamental. No obstante, ofrece una idea básica de la orientación que el Ejecutivo Nacional desea imprimir en determinadas áreas homogéneas de la acción pública, a la vez que permite la toma de decisiones en todos los niveles de la política nacional.

Siendo así, la clasificación sectorial del gasto, tiene como objetivo principal suministrar información sobre la magnitud del gasto público, que realizan los estados, según los distintos sectores de la economía y al mismo tiempo evidenciar el nivel de los distintos programas que se desarrollan dentro de cada sector.

En este sentido, para el año 2010 los Estados y Distritos orientarán sus gastos a impulsar el desarrollo regional a través de la concretización de objetivos a través de los siguientes sectores económicos y sociales, los cuales comprenden: Dirección Superior del Estado; Seguridad y Defensa; Agrícola; Energía, Minas y Petróleo; Industria y Comercio; Turismo y Recreación; Transporte y Comunicaciones; Educación; Cultura y Comunicación Social; Ciencia y Tecnología; Desarrollo Urbano Vivienda y Servicios Conexos; Salùd; Desarrollo Social y Participación; Seguridad Social; y Gastos No Clasificados Sectorialmente. Cada uno de ellos responde a una directriz específica del gasto, permitiendo ampliar la cobertura en aquellos sectores considerados estratégicos, y que por otro lado, dar respuesta a las demandas sociales, todo ajustado a los principios de equidad, calidad, optimización, productividad y eficiencia.

El gráfico N° 7-5 refleja la distribución de los recursos por sectores de gasto y su valor porcentual para el ejercicio fiscal 2010, correspondiente a los Estados y Distritos.

Gráfico N° 7-5
Distribución Sectorial del Gasto a los Estados y Distritos
Estimación Año 2010


TRANSPORTE Y COMUNICACIONES
SEGURIDAD Y DEFENSA
SALUD
DIRECCIÓN SUPERIOR DEL ESTADO
ENERGIA Y MINAS
CULTURA Y COMUNICACIÓN SOCIAL
CIENCIA Y TECNOLOGIA
GTOS.NO CLASIF.SECTORIALMENTE
DESARROLLO SOCIAL Y PARTICIPACIÓN
SEGURIDAD SOCIAL
EDUCACIÓN
AGRICOLA
INDUSTRIA Y COMERCIO
TURISMO Y RECREACIÓN
VIVIENDA, DESARROLLO URBANO Y SERV.CONEXOS
12,5%
3.680,6
2,5%
731,9
5,0%
1485,6
8,8%
2.598,9
10,2%
2.995,8
13,3 %
3.929,8
3,2 %
138,4
231,2
311,4
218,9
39,6
11,9
9,9 %
2.918,0
17,1 %
5.060,6
5.161,9
17,5 %

7.2.1.3 Políticas de Gasto para el Ejercicio Fiscal 2010

El proceso presupuestario de los estados deberá regirse por lo dispuesto en los artículos 62 63 y 64 de la Ley Orgánica de la Administración Financiera del Sector Público, por las Leyes Estadales y demás leyes aplicables a la materia; ajustando su desarrollo a las disposiciones técnicas previstas en el Instructivo N° 20 "Para la Formulación de los Presupuestos de las Gobernaciones de Estado"; así como las contenidas en el Clasificador Presupuestario de Recursos y Egresos, estos dos últimos instrumentos emanados de esta Oficina Nacional, y disponibles en la página web: www.onapre.gob.ve. Así mismo, será elaborada tomando en consideración el contexto de la política nacional de racionalización del gasto y la política gubernamental establecida en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, el cual comprende las siete líneas de acción: Desarrollo de la Nueva Ética Socialista, Construcción de la Suprema Felicidad Social, Profundización de la Democracia Protagónica Revolucionaria, Establecimiento de un Modelo Productivo Socialista, Construcción de una Nueva Geopolítica Nacional, Convertir a Venezuela en una Potencia Energética Mundial y Avanzar hacia la Nueva Etapa en la Geopolítica Internacional.

- Los planes, políticas, programas y proyectos de los órganos y entes de esa Entidad Federal deberán formularse a partir del Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) 2007- 2013, el cual servirá de fundamento para la formulación del Proyecto de Ley de Presupuesto de ese Estado para el año 2010, considerando en todo momento, las propuestas y opiniones, provenientes de la participación ciudadana, directamente o a través de las comunidades organizadas o de las organizaciones públicas no estatales legalmente constituidas

- El proceso presupuestario del Estado deberá regirse por lo dispuesto en los artículos 62 y 64 de la Ley Orgánica de la Administración Financiera del Sector Público, por las Leyes Estadales y demás leyes aplicables a la materia; ajustando su desarrollo a las disposiciones técnicas previstas en el Instructivo N° 20 "Para la Formulación de los Presupuestos de las Gobernaciones de Estado"; así como las contenidas en el Clasificador Presupuestario de Recursos y Egresos, estos dos últimos instrumentos emanados de esta Oficina Nacional, y disponibles en la página web: www.onapre.gob.ve

- Vigilar y garantizar que el gasto de inversión se oriente a fortalecer el desarrollo humano, social, cultural y económico del Estado, tomando en consideración las necesidades prioritarias presentadas por las comunidades organizadas, brindando prioridad a los programas sociales dirigidos a la atención integral de la infancia, alimentación y nutrición, infraestructura social básica y protección social a los ancianos, apoyando además el esfuerzo conjunto de los Estados, Municipios y el Ejecutivo Nacional, para lograr por una parte la profundización del trabajo de las "Misiones" y por otra, fortalecer los Consejos Comunales, todo ello con el fin de elevar la calidad de vida de la población

- Incluir los créditos presupuestarios para financiar la recurrencia del salario mínimo, tanto de los trabajadores activos como de los pensionados y jubilados, las prestaciones sociales de antigüedad, beneficio de alimentación, incidencias salariales y los demás compromisos laborales convenidos en los contratos colectivos, para evitar insuficiencias presupuestarias en el gasto de personal

- Evitar la creación de cargos no indispensables, contratación de personal no necesario, suplencias, revisar la política de becas, gastos de representación, asignaciones de horas extras, así como el otorgamiento de otras retribuciones y remuneraciones, ajustando en todo caso, la administración de personal de ese Estado a las disposiciones de la Ley del Estatuto de la Función Pública

- Incorporar en el Proyecto de Ley de Presupuesto del Estado para el año 2010, los créditos presupuestarios necesarios y suficientes para mantener o en su defecto aperturar, las cuentas de fidecomiso por prestaciones sociales, de conformidad con lo previsto en los Artículos 108 y 666 de la "Ley Orgánica del Trabajo"

- En atención a lo establecido en el Decreto 6.649 Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 de fecha 25/03/2009, debe propenderse a la eliminación del gasto suntuario, en lo que respecta a la adquisición de servicios de telefonía celular y discado directo internacional; adquisición y alquiler de vehículos ejecutivos; asignación de misiones especiales al exterior; contratación de servicios de asesoría altamente especializados (auditorías, consultorías gerencial o legal, de ingeniería o arquitectónico); adquisiciones y remodelaciones de sedes destinadas a oficinas públicas y residencias oficiales; adquisición y alquiler de vehículos ejecutivos y adquisición de equipo y plataforma tecnológica

- Garantizar los créditos presupuestarios necesarios para dar continuidad y culminación a los proyectos y obras que están en ejecución. Asimismo, se deberá dar prioridad a la inversión en proyectos que representen un efecto multiplicador importante en el nivel de empleo, así como en el marco de la concepción estratégica del desarrollo endógeno

- El proceso de planificación debe iniciarse con la transversalización en los poderes públicos sobre el reconocimiento de la Equidad de Genero, donde se considere las necesidades y especificaciones de mujeres y hombres que permitan superar las inequidades existentes entre ellos y propiciar la igualdad de condiciones y resultados en concordancia con las políticas de Estado vigente, para ello deberá desagregar en masculino y femenino, la información del personal contenida en los cuadros de recursos humanos, a los fines de incorporar en la formulación presupuestaria del año 2010

- Incorporar los créditos presupuestarios, suficientes y necesarios para la creación y puesta en marcha de las unidades administrativas que consagra la legislación dirigida a garantizar la Protección Social, como la Ley Orgánica Sobre el Derecho de las Mujeres a una Vida Libre de Violencia, Ley de Igualdad de Oportunidades para la Mujer, Ley Orgánica de Protección del Niño y del Adolescente, Ley Orgánica del Trabajo, entre otras

- Los gastos por la comisión de servicios que cobran las empresas especializadas en cesta ticket, que se imputan por la 4.01 "Gastos de personal", para la formulación del Proyecto de Ley del Presupuesto 2010, deben imputarse por la partida especifica 4.03.19.01.00 "Comisiones por servicios para cumplir con los beneficios sociales", la cual se ha incluido en el Clasificador de Recursos y Egresos, a utilizarse para la citada formulación

- En la estimación y determinación de la Partida 4.07 "Transferencias y Donaciones": esa entidad deberá garantizar los recursos correspondientes para cubrir los gastos operativos de los entes adscritos, revisar la política de otorgamiento de subsidios y ayudas a personas. En todo caso, deberá privilegiar la calidad del gasto relacionado con los programas y proyectos sociales, misiones y convenios de cooperación

- La Entidad Federal deberá propiciar en el marco de su jurisdicción legal las reformas de los instrumentos normativos que hagan posible la implementación de la Técnica de Presupuesto por Proyectos a partir de la Formulación Presupuestaria correspondiente al año 2011, para cuyo efecto contarán con la asesoría de esta Oficina Nacional

- Garantizar en la formulación de la Ley de Presupuesto Estadal del año 2011, los créditos presupuestarios que demandan los órganos del Poder Público del Estado (Consejo Legislativo, Contraloría y Consejo Estadal de Planificación y Coordinación de Políticas Públicas), para desarrollar con efectividad y eficiencia sus planes de gestión correspondientes. Especial énfasis deberán brindar al Presupuesto de la Contraloría Estadal, para que sobre la base del principio de capacidad financiera e independencia presupuestaria, consagrado en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, este órgano Contralor pueda ejercer la vigilancia, inspección, fiscalización y demás funciones de control, sobre las operaciones de esa Entidad Federal.

7.2.2 Distrito Capital

En la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.156 del 13/04/2009, se publicó la Ley Especial Sobre la Organización y Régimen del Distrito Capital, en la cual se desarrollan y establecen las bases para su creación, organización, gobierno, administración, competencias y recursos. El precitado Distrito cuya Capital es la ciudad de Caracas, Capital de la República y sede de los Órganos del Poder Público Nacional es una entidad político-territorial autónoma, con personalidad jurídica y patrimonio propio, constituida bajo un régimen especial distinto a los Estados, Dependencias y Territorios Federales, que conforman la división actual político - territorial de la República.

Habida consideración de la especial condición jurídica del Distrito Capital, el pueblo soberano de la República Bolivariana de Venezuela y en especial los habitantes del Municipio Bolivariano Libertador, basados en el principio de democracia participativa y protagónica establecido en la Constitución de la República Bolivariana de Venezuela, para la búsqueda de la mayor suma de felicidad posible, exigieron el nuevo ordenamiento jurídico, político, social y económico que conlleve a la consolidación del desarrollo armónico e integral de la ciudad de Caracas, mejorando su calidad de vida y brindando bienestar a su población. Para ello, las autoridades del Gobierno del Distrito Capital contarán con los recursos autorizados por ley, los cuales deberán administrar e invertir dentro del ámbito territorial del extinto Distrito Federal, que al mismo tiempo se corresponde, con el territorio del actual Municipio Bolivariano Libertador.

Con la creación del Distrito Capital, se reconoce además la necesidad de edificar nuevas estructuras de organización socio-política, capaces de soportar la actual dinámica social y económica. Por ello, destacan en el contenido de su Ley Especial de Creación, mecanismos facilitadores para la construcción de escenarios apropiados para la promoción, desarrollo e impulso de los consejos comunales, asambleas de ciudadanos y ciudadanas y otras estructuras del poder popular, como las Comunas, las cuales constituyen estructuras socio-económicas, propulsoras del gobierno comunal; que surge del seno de los diversos sectores populares y grupos humanos organizados, para orientar, promover, articular y coordinar todo lo concerniente al bienestar colectivo, en el marco de un modelo de desarrollo socialista, donde la soberanía popular se ejerza a plenitud, libre de trabas burocráticas y tecnicismos.

En este contexto, al recién creado Distrito, le corresponde enrumbar la ejecución de sus políticas al logro de los siguientes objetivos:

- Profundizar el desarrollo endógeno socialista en un ámbito local, promoviendo la constitución de unidades de producción, distribución y consumo de bienes y servicios en los cuales se establezca progresivamente el control democrático de los trabajadores y de las comunidades

- Crear dispositivos que faciliten la construcción del camino hacia una Caracas socialista, inclusiva, igualitaria, solidaria y productiva

- Consolidar una nueva estructura del poder local en el marco del gobierno comunal del Distrito Capital, que sirva como herramienta dinamizadora de la sustentabilidad y sostenibilidad de la función pública y de pilar fundamental para la erradicación de la miseria y disminución de la pobreza

- Construir redes sociales activas en las distintas comunidades, que presenten proyectos, planes y propuestas, que favorezcan la calidad de vida de los habitantes de Caracas.

- Ampliar la cobertura y eficiencia de los servicios básicos, con la construcción de sistemas de infraestructuras sostenibles

- Atender con una visión geoestratégica, el planeamiento integral y la asignación de recursos, que contribuyan al logro de los planes que en materia de ordenamiento urbano se diseñen

- Establecer en el territorio de Distrito Capital, las condiciones óptimas para implantar un sistema biodiverso, pluricultural, multiactivo y con un alto equilibrio ecológico

- Formar un individuo con valores, conocimientos y principios, que sirvan de base para la conformación de una sociedad donde prive la convivencia y la armonía

- Constituir una articulación intersectorial con los distintos actores de gobierno, instituciones y fuerzas vivas que tienen competencia y convivencia en el Distrito Capital.

En atención a la necesidad de establecer los principios, bases y lineamientos que rigen su organización y funcionamiento, así como la regulación de su gestión, la Ley de creación del Distrito Capital establece un Régimen Especial, en el que el sistema de Gobierno esta representada en su función ejecutiva por un Jefe o Jefa de Gobierno, en su función legislativa por la Asamblea Nacional; en su función de defensoría patrimonial por el Procurador o Procuradora General de la República y la función contralora por la Contraloría General de la República.

El Jefe o Jefa de Gobierno como superior jerárquico ejerce la administración de los órganos y funcionarios de la Administración del Distrito Capital, además de la dirección, coordinación y control de los organismos de gobierno; su nombramiento y remoción corresponde la Presidente o Presidenta de la República.

Las competencias asignadas a esta entidad político-territorial, se encuentran definidas en el articulo 6 de su Ley de creación, entre las cuales se mencionan: la administración de sus bienes, inversión y administración de sus recursos, incluidos los provenientes de transferencias, subvenciones o asignaciones especiales; promoción y organización de las comunas y el gobierno comunal; definición, conjuntamente con el Ejecutivo de las políticas, planes y creación de organismos en cuanto a la puesta en práctica de los servicios públicos; rescate de los espacios públicos y promoción de la cultura y toda las demás manifestaciones; coordinación y desarrollo de políticas, planes, proyectos y acciones con los Órganos y Entes competentes, en materia de: seguridad pública, protección civil, atención y protección de la familia en situaciones de riesgo, violencia o vulnerabilidad social o jurídica.

El ejercicio de estas atribuciones por parte de los Órganos del Poder Público Distrital, propiciarán los espacios y condiciones necesarias y suficientes para que el pueblo del Municipio Libertador, conjuntamente con sus autoridades, definan y desarrollen los planes, programas y proyectos que en materia de políticas públicas decidan realizar, los cuales se ejecutaran con base a los principios insoslayables de justicia social, corresponsabilidad, concurrencia, eficiencia, efectividad, honestidad, transparencia, responsabilidad, solidaridad y rendición de cuentas.

El presupuesto para el ejercicio económico-financiero 2010, asciende a la cantidad de Bs. 1.794,6 millones, destinándose a los Proyectos Bs. 814,8 millones y a las acciones centralizadas Bs. 979,8 millones, las cuales incluyen las transferencias a los siguientes entes adscritos: Fundación Caracas para los Niños, Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas, Fundación Banda Marcial de Caracas, Corporación de Servicios Metropolitanos S.A, Fundación Vivienda del Distrito Metropolitano de Caracas (FUNVI DMC), Fundación Bomberos de Caracas (Fundabomberos Caracas), Cuerpo de Bomberos del Gobierno del Distrito Capital, Fundación para la Policía Metropolitana (FUNDAPOL)

7.2.2.1 Fuentes de Financiamiento

Para el cumplimiento de los objetivos y metas establecidos en su Plan Operativo Anual para el año 2010, en el marco de las líneas estratégicas del Plan de Desarrollo Económico y Social de la Nación 2007-2013, Primer Plan Socialista, el Distrito Capital dispone por su Ley Especial de creación de las siguientes fuentes de financiamiento:

- Los recursos que le correspondan por concepto de Subsidio de Capitalidad, de acuerdo a la Ley de Presupuesto y el correspondiente al Situado Constitucional, tal y como lo expresa la Constitución de la República
- El producto de las multas y sanciones pecuniarias impuestas por sus autoridades, así como las que se impongan a su favor por disposición de la Ley
- El producto de su patrimonio, de la administración de sus bienes y los servicios que preste
- Las tasas por el uso de sus bienes y servicios
- Los recursos provenientes de asignaciones económicas especiales y la Ley en materia de Asignaciones Económicas Especiales
- Los dividendos e intereses de cualquier naturaleza que correspondan al Distrito Capital por su inversión o aporte al capital de empresas de cualquier género, constituidas para la satisfacción de las necesidades públicas de competencia Capital
- El producto de lo recaudado por concepto de venta de especies fiscales
- Los impuestos, tasas y contribuciones especiales que sean asignados por esta ley y por otras leyes nacionales
- Los bienes que se donaren o legaren a favor del Distrito Capital
- Los recursos administrados por el Fondo de Compensación Inter-territorial que le correspondan según los criterios de distribución establecidos en la Ley
- Los recursos provenientes de cualquier otra transferencia o subvención, así como los que le sean asignados como participación en los tributos nacionales de conformidad con la Ley
- Los aportes especiales que le acuerden organismos gubernamentales nacionales o entes intergubernamentales
- El producto de cualquier otro recurso ordinario o extraordinario que legalmente le corresponda.

Por efectos de su régimen especial, a partir del año 2010, el Presupuesto del Distrito Capital se establecerá en la Ley de Presupuesto Nacional Anual, siguiendo las directrices del Plan de Desarrollo Económico y Social de la Nación, en concordancia con los intereses del Pueblo del Distrito Capital. En este sentido, se agregará un nuevo título a la ley, a los efectos de incorporar en capítulos y secciones, los ingresos y fuentes de financiamiento; los gastos y las aplicaciones financieras, la cuenta ahorro - inversión - financiamiento, y los organismos descentralizados funcionalmente sin fines empresariales adscritos a dicho Distrito. Para tal fin, la legislación establece para el Distrito Capital, la aplicación del régimen presupuestario establecido para la Administración Pública Nacional; y en consecuencia, lo establecido en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario para los Órganos de la República, a los fines de la formulación, clasificadores, ejecución y modificaciones de su presupuesto. En tal sentido, el Distrito Capital se constituye en la primera entidad político - territorial que formula su Presupuesto Anual de Ingresos y Gastos bajo la Técnica de Presupuesto por Proyectos y Acciones Centralizadas.

Es de resaltar que, con la sanción de la Ley Especial de Transferencia de los Recursos y Bienes Administrados Transitoriamente por el Distrito Metropolitano de Caracas al Distrito Capital, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.170 de fecha 04/05/2009, se procedió a dejar sin efecto la administración transitoria que de manera especial y provisional venía ejerciendo el Distrito Metropolitano de Caracas sobre los bienes y recursos que constitucionalmente le han correspondido al Distrito Capital. En ese sentido, se declaró la transferencia orgánica y administrativa de las dependencias, entes, servicios autónomos, demás formas de administración funcional y los recursos y bienes del Distrito Metropolitano de Caracas que por su naturaleza permitían el ejercicio de las competencias del extinto Distrito Federal, entre otras: los servicios e instalaciones de prevención; lucha contra incendios y calamidades públicas; los servicios e instalaciones educacionales, culturales y deportivas; la ejecución de obras públicas de interés distrital; la lotería distrital; los parques, zoológicos y otras instalaciones recreativas; el servicio del transporte colectivo; el servicio de aseo urbano y disposición final de los desechos sólidos; la protección a los niños, niñas y adolescentes, las personas con discapacidad y los adultos y adultas mayores; la prefectura y las jefaturas civiles parroquiales; y las demás que resultaren del inventario de recursos y bienes efectuado por la Comisión de Transferencia establecida en esta Ley.

De igual manera, por aplicación de dicha Ley, quedaron transferidos al Distrito Capital, los recursos financieros por concepto de subsidio de capitalidad de acuerdo con la Ley de Presupuesto para el ejercicio fiscal 2009 y el Situado Constitucional como lo expresa la Constitución de la República Bolivariana de Venezuela; la cuota parte correspondiente al Distrito Capital, de los recursos financieros provenientes del Fondo Intergubernamental para la Descentralización; los recursos financieros que le corresponden al Distrito Capital, provenientes de asignaciones económicas especiales y de la Ley en materia de Asignaciones Económicas Especiales, y la cuota parte correspondiente al Distrito Capital, de los recursos financieros acumulados en el Fondo para la Estabilización Macroeconómica.

Asimismo, fueron asumidas por la nueva entidad, las deudas y demás obligaciones pendientes de los entes, dependencias y servicios adscritos al Distrito Metropolitano de Caracas, que fueron transferidos al Distrito Capital, y se estableció que a los efectos de cumplir con los trabajadores y trabajadoras adscritos a las dependencias, entes, servicios autónomos y demás formas de administración funcional del Distrito Metropolitano de Caracas, la República proporcionará al Distrito Metropolitano de Caracas, con cargo a las asignaciones presupuestarias correspondientes al Distrito Capital, los recursos financieros para el cumplimiento de las obligaciones laborales, hasta tanto se instrumente la estructura orgánica y administrativa y se apruebe el Presupuesto de Ingresos y Gastos para el Año 2009 del Distrito Capital.

7.2.2.2 Política del Gasto para el Ejercicio 2010

En la búsqueda de una sociedad justa y amante de la paz, de la prosperidad y bienestar del pueblo, en el marco de un desarrollo equilibrado y sostenible entre lo social y lo económico, el Gobierno del Distrito Capital desde su creación, se ha dado a la tarea de avanzar en la reconstrucción de la Ciudad de Caracas, formulando y ejecutando políticas públicas que poco a poco van respondiendo al desarrollo integral de la capital, convirtiéndola en una Ciudad moderna y mas humana, generando cambios en el comportamiento de la administración y de los habitantes de la Ciudad Capital.

Para ello orienta sus esfuerzos a garantizar que el crecimiento económico tenga como fin el desarrollo humano, a través de la aplicación de programas y actividades en el marco de integración de la región capital, que permitan avanzar en la reducción de la pobreza y en la disminución de la desigualdad social, de manera tal, de afianzar el perfil competitivo de la Ciudad de Caracas, con el fin de hacer de la Región Capital un escenario de atracción y retención de inversiones productivas.

En este sentido viene ejecutando, en coordinación con Instituciones del Estado, acciones y programas dirigidos a garantizar el uso racional de los recursos disponibles, asignándolos de manera eficiente, de forma tal, que permitan costear las nuevas inversiones y sostener financieramente los proyectos estratégicos dirigidos a mejorar la calidad de vida de las comunidades caraqueñas.

Dentro de las acciones y programas que se vienen ejecutando, destacan las dirigidas a avanzar en la conformación de las comunas como pilar fundamental para la erradicación de la miseria y disminución de la pobreza; al desarrollo de los programas de atención a los adultos de la tercera edad a través de las casas hogares del Distrito Capital; al fortalecimiento y consolidación de los programas de atención y rescate dirigidos a los jóvenes, en los barrios del Distrito Capital, con la finalidad de incorporarlos al proceso educativo-productivo; así como los programas de prevención en materia de salud pública; y por último, a la consolidación del potencial turístico de la Ciudad Capital, a objeto de consolidarla como actividad socio-productiva autosustentable. Por otra parte, en materia de infraestructura, se avanza en el desarrollo del plan de reparaciones, mejoras y acondicionamiento de unidades educativas y sanitarias, a objeto de garantizar los derechos a estos servicios fundamentales, a la población del Distrito Capital.

El ejercicio fiscal 2010, es el año de la consolidación de la voluntad administrativa del Gobierno del Distrito Capital, en el sentido de seguir avanzando en la efectividad del gasto social, dirigido a profundizar la satisfacción de los derechos de los ciudadanos y ciudadanas, mejorando la calidad de vida a través de políticas públicas sostenibles, que permitan la materialización de los derechos fundamentales, en términos de disponibilidad, acceso, permanencia, calidad y pertinencia en la prestación de los servicios sociales de: salud, educación, nutrición y seguridad alimentaría, ambiente, recreación, cultura, justicia, bienestar e inclusión social, con énfasis en las personas más vulnerables.

En este sentido, el Distrito Capital orientará la inversión a privilegiar la reasignación de recursos públicos al gasto social y dar prioridad a los proyectos de mayor impacto distributivo, esto enmarcado en las líneas de acción contenidas en el Primer Plan Socialista, Proyecto Nacional Simón Bolívar 2007-2013.

En este contexto, la acción del Gobierno del Distrito Capital, para el ejercicio fiscal 2010, estará orientada a la optimización de la eficiencia financiera del Ente Distrital, mediante la ampliación de fuentes de ingresos propias y optimización en la gestión financiera de los costos; a promover el fortalecimiento Institucional, con la finalidad de consolidar el Gobierno del Distrito Capital y afianzar la ética del funcionario público, en la gestión de desarrollo sostenible y medio ambiente, de manera tal, que puedan enfrentar con mayores capacidades las necesidades y desafíos que la creciente urbanización y los cambios en el contexto global plantean a las ciudades, a recuperar y mantener los espacios públicos del Distrito Capital, a fin de mejorar el hábitat y lograr transformar a Caracas en una ciudad incluyente, objetivo éste a lograr, a través de la ejecución de obras derivadas de convenios interinstitucionales y de las comunidades organizadas; a consolidar el nuevo modelo social, productivo, humanista y endógeno en el Distrito Capital, concebido para construir la estructura social necesaria, que permita la conformación e integración real y solidaria de las Comunas al Gobierno del Distrito Capital, en beneficio de la población históricamente excluidas, y a promover la atención social como pilar de la participación ciudadana en el Gobierno del Distrito Capital, con la finalidad de brindar orientación personalizada a las ciudadanas y ciudadanos, comunidades organizadas y público en general, que requieran de información relacionada con las actividades propias de la organización o para la solución de algún problema por ellos presentado.

7.2.3 Distrito del Alto Apure

En la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.326 de fecha 16/11/2001, la Ley Especial que Crea el Distrito del Alto Apure para establecer un régimen especial para los Municipios José Antonio Páez y Rómulo Gallegos del Estado Apure, conforme a lo establecido en el numeral 3 de la Disposición Transitoria Tercera de la Constitución de la República Bolivariana de Venezuela, con la finalidad de que sus habitantes y gobernantes asuman la autonomía de gestión de sus respectivos intereses, en el marco protagónico de la participación ciudadana y comunitaria; y regular el ordenamiento de su régimen de gobierno, organización, funcionamiento, administración, competencias y recursos.

El Distrito del Alto Apure integra territorialmente a los Municipios José Antonio Páez y Rómulo Gallegos del Estado Apure, con los límites que tienen establecidos en la Ley de División Territorial del Estado Apure. Tanto el Distrito del Alto Apure como los municipios que lo integran tienen personalidad jurídica y autonomía de gestión y gozan de un régimen de gobierno distrital y municipal de carácter democrático y participativo, de acuerdo al sistema de distribución de competencias y de orden fiscal, financiero y de control.

El Distrito del Alto Apure tendrá las siguientes competencias:

- Participar en la elaboración de los planes de ordenación del territorio y en los planes de carácter ambiental que incidan en el territorio del Distrito, tanto de orden general como los relativos a las áreas bajo régimen de administración especial, y velar por la ejecución de los mismos, en coordinación con las autoridades nacionales y estadales, conforme a lo dispuesto en la Ley Orgánica para la Ordenación del Territorio

- Promover, asistir y coordinar el ejercicio de las competencias municipales establecidas en el artículo 178 de la Constitución de la República Bolivariana de Venezuela, por parte de las autoridades de los municipios que integran el Distrito del Alto Apure, en especial la ordenación urbanística, la arquitectura civil, el patrimonio histórico, el ornato público, las viviendas de interés social, el turismo local, la protección del ambiente y la cooperación con el saneamiento ambiental, el aseo urbano y domiciliario, el tratamiento de residuos, la protección y defensa civil, la seguridad ciudadana, la salubridad y la atención primaria en salud, la protección social, la educación preescolar, la cultura y los deportes, y los servicios públicos municipales

- Promover la constitución de mancomunidades entre los municipios para la gestión, en común, de las materias de su competencia

- Desarrollar la vialidad en su jurisdicción

- Promover la prestación de los servicios de transporte público intermunicipal

- Prestar los servicios de policía distrital, y coordinar el ejercicio de las competencias en materia de policía con las autoridades de los municipios del Distrito del Alto Apure

- Desarrollar programas de asistencia técnica que permitan a los municipios integrados al Distrito del Alto Apure el cumplimiento eficiente de sus competencias

- Promover la transferencia de competencias y servicios municipales a las comunidades y grupos vecinales organizados, conforme a lo establecido en el artículo 184 de la Constitución de la República Bolivariana de Venezuela.

El Distrito del Alto Apure se organiza en un sistema de gobierno a dos niveles, el distrital y el municipal, conforme al sistema de distribución de competencias que se establece en los artículos 5 y 6 de su Ley de creación, de la siguiente manera:

- El gobierno distrital del Alto Apure estará a cargo de un Alcalde Distrital, como órgano ejecutivo, y de un Cabildo Distrital, como órgano legislativo, con jurisdicción en todo el territorio del Distrito del Alto Apure.

- El gobierno de los municipios integrantes del Distrito del Alto Apure estará a cargo de los alcaldes y concejos municipales, conforme a lo establecido en la Constitución de la República Bolivariana de Venezuela, en la Ley Orgánica de Régimen Municipal y en la presente Ley, con jurisdicción en sus respectivos territorios.

El Distrito del Alto Apure dispone de los siguientes ingresos:

- El producto de la administración de sus bienes;

- Las tasas administrativas que se generen por el otorgamiento de licencias o autorizaciones, y las derivadas del uso o aprovechamiento de sus bienes y de la prestación de servicios;

- El producto del impuesto territorial predial o rural que se establezca nacionalmente, conforme a lo dispuesto en el numeral 14 del artículo 156 y en el numeral 2 del artículo 179 de la Constitución de la República Bolivariana de Venezuela;

- El producto de las multas que establezca la Alcaldía Distrital conforme a las ordenanzas;

- El cincuenta por ciento del total que se le asigne al Estado Apure por concepto de la aplicación de la Ley de Asignaciones Económicas Especiales. El Ministerio de Finanzas deducirá dicho porcentaje de la asignación que corresponda al Estado Apure y lo transferirá directamente al Distrito del Alto Apure, en la misma forma y oportunidad en que se realizan las transferencias a los Estados por concepto de asignaciones económicas especiales;

- Un subsidio de régimen especial no menor al monto equivalente a la tercera parte del situado constitucional que se le asigna anualmente al Estado Apure, recursos que deben incluirse en el Proyecto de la Ley de Presupuesto Nacional.

- El Ministerio de Finanzas deducirá este porcentaje del monto del Presupuesto Nacional y lo transferirá directamente al Distrito del Alto Apure, en la misma forma y oportunidad en que se realizan las transferencias a los estados por concepto de situado constitucional;

- Las transferencias que reciba de los municipios que integran el Distrito del Alto Apure como consecuencia de la constitución de mancomunidades entre ellos o de la función de coordinación de actividades que realice el Distrito;

- Las transferencias que le asigne el Estado Apure en cada ejercicio fiscal;

- Los provenientes de donaciones, legados y las transferencias que reciba del Fondo Intergubernamental para la Descentralización, de acuerdo a la ley; y las demás transferencias, subsidios y subvenciones que reciba del Poder Nacional, y los demás ingresos que establezcan las leyes.

7.2.4 Municipios

Los Municipios constituyen la unidad política primaria de la organización nacional de la República, gozan de personalidad jurídica y autonomía, dentro de los límites de la Constitución y la Ley. La autonomía comprende de acuerdo con la Constitución y la Ley, la elección de sus autoridades; la creación de parroquias y otras entidades locales; la creación de instancias, mecanismos y sujetos de descentralización, conforme a la Constitución de la República Bolivariana de Venezuela y la ley; la asociación en mancomunidades y demás formas asociativas intergubernamentales para fines de interés público determinados; la legislación en materias de su competencia, y sobre la organización y funcionamiento de los distintos órganos del Municipio; la creación, recaudación e inversión de sus ingresos; el control, la vigilancia y fiscalización de los ingresos, gastos y bienes municipales, así como las operaciones relativas a los mismos; el impulso y promoción de la participación ciudadana, en el ejercicio de sus actuaciones, y las demás actuaciones relativas a los asuntos propios de la vida local conforme a su naturaleza; las cuales se cumplirán incorporando la participación ciudadana al proceso de definición y ejecución de la gestión pública y al control y evaluación de sus resultados, en forma efectiva, suficiente y oportuna, conforme a la ley.

El poder público municipal, se ejerce a través de cuatro funciones: la función ejecutiva, desarrollada por el alcalde o alcaldesa, a quien corresponde el gobierno y la administración; la función deliberante que corresponde al Concejo Municipal, integrado por concejales y concejalas; la función de control fiscal que corresponde a la Contraloría Municipal, en los términos establecidos en la ley y su ordenanza, y la función de planificación, que será ejercida en corresponsabilidad con el Consejo Local de Planificación Pública.

Este nivel de gobierno local, se encuentra conformado por trescientos treinta y cinco (335) municipios, los cuales como unidades políticas primarias de la organización nacional juegan un papel decisivo para alcanzar el desarrollo nacional.

Son de la competencia del Municipio, el gobierno y administración de sus intereses y la gestión de las materias que le asigne la Constitución y las leyes nacionales, en cuanto concierne a la vida local, en especial la ordenación y promoción del desarrollo económico y social, la dotación y prestación de los servicios públicos domiciliarios, la aplicación de la política referente a la materia inquilinaria con criterios de equidad, justicia y contenido de interés social, de conformidad con la delegación prevista en la ley que rige la materia, la promoción de la participación, y el mejoramiento, en general, de las condiciones de vida de la comunidad, en las siguientes áreas:

- Ordenación territorial y urbanística; patrimonio histórico; vivienda de interés social; turismo local; parques y jardines, plazas, balnearios y otros sitios de recreación; arquitectura civil, nomenclatura y ornato público

- Vialidad urbana; circulación y ordenación del tránsito de vehículos y personas en las vías municipales; servicios de transporte público urbano de pasajeros y pasajeras
- Espectáculos públicos y publicidad comercial, en cuanto concierne a los intereses y fines específicos municipales
- Protección del ambiente y cooperación con el saneamiento ambiental; aseo urbano y domiciliario, comprendidos los servicios de limpieza, de recolección y tratamiento de residuos y protección civil
- Salubridad y atención primaria en salud, servicios de protección a la primera y segunda infancia, a la adolescencia y a la tercera edad; educación preescolar, servicios de integración familiar de la persona con discapacidad al desarrollo comunitario, actividades e instalaciones culturales y deportivas; servicios de prevención y protección, vigilancia y control de los bienes y las actividades relativas a las materias de la competencia municipal
- Servicio de agua potable, electricidad y gas doméstico, alcantarillado, canalización y disposición de aguas servidas; cementerios y servicios funerarios
- Justicia de paz, prevención y protección vecinal y servicios de policía municipal, conforme a la legislación nacional aplicable
- Las demás que le atribuyan esta Constitución y la ley.

Un aspecto de particular importancia, es el que expresa la norma constitucional con relación a la legislación que se dicte para el desarrollo de los principios relativos a los municipios y demás entidades locales, al disponer que en dicho instrumento jurídico se deben establecer diferentes regímenes para su organización, gobierno y administración, incluso en lo que respecta a la determinación de sus competencias y recursos, atendiendo a las condiciones de población, desarrollo económico, capacidad para generar ingresos fiscales propios, situación geográfica, elementos históricos y culturales y otros factores relevantes. En particular, dicha legislación establecerá las opciones para la organización del régimen de gobierno y administración local que corresponderá a los municipios con población indígena. En todo caso, la organización municipal será democrática y responderá a la naturaleza propia del gobierno local.

A este efecto, se publicó en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.204 de fecha 08/06/2005, la Ley Orgánica del Poder Público Municipal, que tiene por objeto desarrollar los principios constitucionales, relativos al Poder Público Municipal, su autonomía, organización y funcionamiento, gobierno, administración y control, para el efectivo ejercicio de la participación protagónica del pueblo en los asuntos propios de la vida local, conforme a los valores de la democracia participativa, la corresponsabilidad social, la planificación, la descentralización y la transferencia a las comunidades y grupos vecinales organizados.

Las competencias de los municipios son propias, concurrentes y, además, descentralizadas y delegadas. Las primeras tienen que ver con el gobierno y administración de los intereses propios de la vida local, la ordenación y promoción del desarrollo económico y social, la dotación y prestación de los servicios públicos domiciliarios, la aplicación de la política referente a la materia inquilinaria, la promoción de la participación ciudadana y, en general, el mejoramiento de las condiciones de vida de la comunidad; la segunda clase de competencias de carácter concurrente, son aquellas que el municipio comparte con el Poder Nacional o Estadal, las cuales serán ejercidas por éste sobre las materias que le sean asignadas por la Constitución de la República Bolivariana de Venezuela, las leyes de base y las leyes de desarrollo.

Cada municipio, según sus particularidades y peculiaridades tendrá un plan que contemple por una parte, la ordenación y promoción de su desarrollo económico y social que incentive el mejoramiento de las condiciones de vida de la comunidad municipal, y por otra, políticas que regulen el uso y aprovechamiento del suelo según las directrices contenidas en el plan nacional de ordenación urbanística, y en concordancia con el Plan de Desarrollo Económico y Social de la Nación 2007-2013, Primer Plan Socialista. Es un Plan Municipal que dará prioridad a la ordenación del territorio municipal mediante una clasificación de los suelos y sus usos, planteando los mecanismos que harán posible: la regulación de los diferentes usos y niveles de intensidad de los mismos; la definición de los espacios libres y de equipamiento comunitario; la adopción de las medidas de protección del medio ambiente, de conservación de la naturaleza y del patrimonio histórico, así como la defensa del paisaje y de los elementos naturales; que contenga además, si fuere necesario, la determinación de las operaciones destinadas a la renovación o reforma interior de las ciudades. Los municipios con vocación turística, deberán incorporar en sus planes locales la promoción y desarrollo de esa actividad turística; incluidos los desarrollos turísticos de aquellos sitios de interés histórico, de bellezas naturales, recreativas y de producción de artesanía, así como cualquiera otra manifestación de interés turístico.

La ejecución y desarrollo de los objetivos y metas previstos en el Plan Municipal de Desarrollo, demanda la disposición de recursos financieros, los cuales se deben prever y especificar en el presupuesto anual de ingresos y gastos, aprobado como ordenanza por el Concejo Municipal, dentro de los términos y lapsos establecidos en la Loppm. Dicho presupuesto municipal es un instrumento estratégico de planificación, administración y de gobierno local, por el cual se asignan y se ejecutan los recursos que deben estar orientados con primordial acento al desarrollo humano, social, cultural y económico del municipio. La ejecución de este presupuesto se hará con base a los principios de eficiencia, solvencia, transparencia, responsabilidad y equilibrio fiscal.

Una condición legal, necesaria de destacar, es la que impone la Loppm, en cuanto a la obligación que tienen las autoridades ejecutivas municipales de destinar como mínimo, el cincuenta por ciento, de los ingresos previstos en el presupuesto municipal para ser aplicado a gastos de inversión o de formación de capital, entendiendo como gasto de inversión aquellos a los que le atribuye tal carácter la Oficina Nacional de Presupuesto y, dando preferencia a las áreas de salud, educación, saneamiento ambiental y a los proyectos de inversión productiva que promuevan el desarrollo sustentable del municipio. A tal efecto, la Oficina Nacional de Presupuesto dictó la Providencia Administrativa N° 100, mediante la cual se determina lo que debe considerarse como Gasto de Inversión o de Formación de Capital, la cual se publicó en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.484 de fecha 21/07/2006.

7.2.4.1 Fuentes de Financiamiento

De conformidad con las disposiciones constitucionales y legales, los municipios tienen por ingresos los siguientes:

- Los procedentes de la administración de su patrimonio, incluso el producto de sus bienes y ejidos.
- Las tasas por el uso de sus bienes o servicios, las tasas administrativas por licencias o autorizaciones, los impuestos y las contribuciones por plusvalía

- El impuesto territorial rural o sobre predios rurales y otros ramos tributarios Nacionales o Estadales
- Los derivados del Situado Constitucional y otras transferencias o subvenciones Nacionales o Estadales, tales como las provenientes del Fondo Intergubernamental para la Descentralización (Fides)
- El producto de las multas y sanciones en el ámbito de sus competencias.
- Los dividendos o intereses por suscripción de capital
- Los provenientes del Fondo de Compensación Interterritorial
- El producto del precio de venta de los ejidos y demás bienes muebles e inmuebles municipales
- Los bienes que se donaren o legaren a su favor
- Las contribuciones especiales
- Los aportes especiales que le acuerden organismos nacionales o estadales
- El producto de los empréstitos y demás operaciones de crédito público contratados, de conformidad con la ley.

En términos generales estas fuentes de financiamiento se simplifican de la manera siguiente: Situado Municipal; Fides; LAEE, e Ingresos Propios, tales como: impuestos, tasas, contribuciones, venta de bienes y servicios, ingresos de la propiedad, diversos, entre otros.

Para el ejercicio económico 2010, las entidades locales contarán con recursos por la cantidad de Bs. 19.148,7 millones, de los cuales Bs. 4.962,9 millones provienen de Situado municipal; Bs. 1.819,7 millones del Fides, Bs. 1.224,4 millones de la LAEE, Bs. 10.657,6 millones de ingresos propios, y Bs. 484,1 millones por ingresos extraordinarios.

7.2.4.1.1 Situado Constitucional

El Situado Constitucional es el ingreso que le corresponde a los municipios en cada ejercicio fiscal, de conformidad con lo dispuesto en el numeral 4 del artículo 167 de la Constitución de la República Bolivariana de Venezuela; el cual comprende:

- Una cantidad no menor al 20 por ciento de la correspondiente al respectivo Estado en el presupuesto de los ingresos ordinarios del Fisco Nacional.
- Una participación no menor del 20 por ciento de los demás ingresos ordinarios del mismo estado.

Para el ejercicio 2010 el situado constitucional municipal asciende a Bs. 4.962,9 millones y su distribución se hace conforme a los siguientes parámetros: 45 por ciento en partes iguales, 50 por ciento en proporción a la población de los municipios y 5 por ciento en proporción a su extensión territorial.

7.2.4.1.2 Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos

De conformidad con la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos, los municipios deberán administrar las asignaciones económicas especiales, de manera armónica e integral, dando prioridad a las inversiones en los municipios en los cuales se exploren o exploten minas o hidrocarburos.

Las asignaciones económicas especiales acordadas para los municipios en la Ley de Presupuesto Anual, se distribuyen según lo establecido en la Ley Orgánica del Poder Público Municipal; esto es, 45 por ciento en partes iguales, 50 por ciento en proporción a la población de los municipios y 5 por ciento en proporción a su extensión territorial.

De igual forma, los recursos asignados por el Ejecutivo Nacional por concepto de créditos adicionales originados como remanentes, no programados, ni presupuestados en el ejercicio fiscal inmediatamente anterior serán distribuidos de la siguiente manera:

- 30 por ciento para las Gobernaciones
- 20 por ciento para las Alcaldías
- 50 por ciento para los Consejos Comunales

Los municipios, al igual que los Estados y el Distrito Capital deberán destinar estos recursos exclusivamente para gastos de inversión en los términos que dicta la Ley.

El monto estimado para los municipios por este concepto para el ejercicio económico 2010, alcanza la cantidad de Bs. 1.224,4 millones, que deberán ser destinados a la ejecución de programas y proyectos enmarcados en su ley de creación.

7.2.4.1.3 Fondo Intergubernamental para la Descentralización (Fides)

Por esta fuente de financiamiento ya identificada en el capitulo de las entidades federales, a los municipios les corresponde para el año 2010, una asignación por la cantidad de Bs. 1.819,7 millones, cuyo destino será el establecido en la norma legal que regula dichos recursos.

7.2.4.1.4 Ingresos Propios

Los ingresos propios que se generan en la mayoría de los municipios registran un carácter residual por su escasa generación, ello en razón, a la inexistencia de bienes patrimoniales y ejidos propios, que en un momento dado les puedan generar recursos por su uso o explotación, poca actividad comercial e industrial, y en menor grado, la resistencia de los habitantes al pago de los servicios y demás impuestos; todo esto hace que los ingresos que reciben a través de la Ley de Presupuesto Nacional, es decir Situado, Fides y LAEE, se conviertan en su principal fuente, cuyo peso relativo en los ingresos totales, en muchos casos alcanza más del 90 por ciento; situación ésta que contribuye a que algunos municipios descuiden o abandonen sus políticas de administración tributaria, desmejorando la recaudación de sus ingresos propios.

En el país se han venido experimentado cambios importantes en muchos aspectos de la gestión municipal, y uno de ellos ha implicado que los municipios tengan las posibilidades para captar recursos propios con miras a un sistema financiero adecuado que garantice un crecimiento en materia de recaudación, fiscalización y control de los tributos, como principal fuente de sus ingresos, satisfaciendo de manera eficaz y eficiente las necesidades de la comunidad.

En este rango de ingresos se incluyen los que le sean asignados al municipio por ley nacional o estadal, en atención a las disposiciones constitucionales que prevén la atribución a estos entes locales de determinadas materias de la competencia nacional, a fin de promover la descentralización, tal como lo dispone el artículo 157 de la Constitución de la República Bolivariana de Venezuela; igualmente, podrán ser asignados a los municipios ingresos adicionales, como consecuencia de la descentralización y transferencia de servicios por parte de los Estados, dentro de las áreas de competencia concurrentes entre ambos niveles del poder público, según lo establece el artículo 165 del marco constitucional.

En contraposición, existen municipios que por tener en su jurisdicción desarrollos industriales, alta actividad comercial y de servicio, propiedades inmobiliarias, etc. se ven obligados a diseñar sistemas de administración tributaria eficientes que se traducen en una alta recaudación por impuestos, tasas y contribuciones especiales, constituyéndose los ingresos propios en su principal fuente de financiamiento.

En este sentido, los ingresos propios de los municipios se derivan principalmente de los impuestos sobre las actividades económicas de industria, comercio, servicios o de índole similar, los impuestos sobre inmuebles urbanos, vehículos, espectáculos públicos, juegos y apuestas licitas, tasas, propagandas y publicidad comercial, así como, la venta de bienes y servicios, ingresos de la propiedad, entre otros.

Para el año 2010, los ingresos propios de los municipios se estiman en Bs. 10.657,6 millones, tal como se reflejan en el cuadro 7.8 (ver anexo)

7.2.4.2 Orientación del Gasto

Dentro del Plan Municipal de Desarrollo, deberán articularse la ejecución de los planes, programas y proyectos de las alcaldías, sus órganos y entes municipales adscritos; este da origen al Plan Operativo Anual, en el cual se fundamenta la formulación del Proyecto de Ordenanza de Presupuesto para el año 2010, este proceso se lleva a cabo con la actuación activa y directa de los Consejos Locales de Planificación Pública, de conformidad con la previsto en el Plan Estadal de Desarrollo, en el Plan de Desarrollo Regional y en las líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013; Primer Plan Socialista.

En este contexto, los recursos estarán dirigidos a fomentar los programas y proyectos que promuevan el desarrollo humano, social, cultural y económico del municipio, a través de las inversiones, de acuerdo con las necesidades prioritarias presentadas por las comunidades organizadas, por los Consejos Comunales, como las figuras más representativas del pueblo y que están en contacto directo con el colectivo, todo esto en concordancia con lo que estime el alcalde o alcaldesa en el presupuesto destinado a cada sector.

7.2.4.3 Orientación Sectorial del Gasto

Para el ejercicio económico fiscal 2010, los municipios orientarán sus gastos con énfasis en los sectores siguientes:

- **Sector 01 "Dirección Superior del Municipio"**

  Concentran los gastos del Poder Público Municipal, tales como: la función ejecutiva, la deliberante, control fiscal y la función de planificación, que la ejerce el Consejo Local de Planificación Pública. Además, de otras dependencias administrativas indispensables para su desempeño, tales como: Presupuesto, Personal, Administración, Tesorería, Hacienda Municipal, entre otras. Es por ello, que dicho sector representa el 21 por ciento del total de los gastos asignados para el año 2010, en razón a que estos niveles de gobiernos han venido adecuando sus estructuras administrativas a sus necesidades.

- **Sector 11 "Vivienda, Desarrollo Urbano y Servicios Conexos",**

  Concentra el mayor volumen de gasto a nivel sectorial, siendo su participación de un 35 por ciento para el año 2010, este comportamiento obedece a que en dicho sector, se ejecutan obras de infraestructura urbana y rurales, ambientales, viviendas, así como edificaciones de interés social.

- **Sector 15 "Gastos No Clasificados Sectorialmente",**

  Representa el 16 por ciento del total sectorial del gasto presupuestado para el año 2010. Esto obedece fundamentalmente, a que estos gobiernos han orientado recursos al pago de los pasivos laborales, a la cancelación de deudas contraídas con proveedores y contratistas locales y además, a las transferencias otorgadas a sus organismos adscritos.

Seguidamente se presenta la distribución estimada por sectores del gasto, de los municipios para el año 2010.

Gráfico N° 7-6
Distribución Sectorial del Gasto Municipal
Estimación Año 2010

16,3%
3.129,8
2,5%
478,6
552,5
2,9%
5,1%
977,0
497,2
2,6%
20,8%
3.981,9
2.208,5
11,6%
1,8%
349,6
35,0%
6.697,0
276,6
1,4%
OTROS
TRANSPORTE Y COMUNICACIONES
DESARROLLO SOCIAL Y PARTICIPACIÓN
SEGURIDAD Y DEFENSA
SEGURIDAD SOCIAL
VIVIENDA, DESARROLLO URBANO Y SERVICIOS CONEXOS
SALUD
EDUCACIÓN
DIRECCIÓN SUPERIOR DEL ESTADO
GTOS.NO CLASIF.SECTORIALMENTE

7.2.4.4 Orientación por Partidas del Gasto

La estructura de gasto a nivel de partidas de los municipios, para el año 2010, presenta la siguiente distribución porcentual: 4.01 "Gastos de Personal" con 46 por ciento, 4.04 "Activos Reales" el 4 por ciento, 4.07 "Transferencias y Donaciones" 44 por ciento y el resto de las partidas absorben el 6 por ciento.

Cabe destacar, que los gastos de personal presentan una participación del 46 por ciento, en relación con el total de los gastos acordados para el año 2010, ya que básicamente debe atenderse los beneficios socio-económicos logrados por los trabajadores en las contrataciones colectivas: prestaciones sociales, ticket de alimentación, bono vacacional, aguinaldos, así como los aumentos del salario mínimo decretado por el Ejecutivo Nacional, que ampara a los trabajadores públicos municipales.

En cuanto a las transferencias y donaciones, se observa una participación del 44 por ciento del total de los gastos acordados para el año 2010, debido fundamentalmente a las asignaciones que otorgan a sus entes descentralizados, los cuales han experimentado un crecimiento sostenido en los últimos años. Igualmente, se prevé el incrementado de los aportes a los Consejos Comunales creados en su jurisdicción y así permitir el efectivo ejercicio de la participación protagónica del pueblo en los asuntos propios de la vida local, conforme a los valores de la democracia participativa, la corresponsabilidad social, la planificación, la descentralización y la transferencia a las comunidades y grupos vecinales organizados. Así mismo, se asignan créditos presupuestarios para las pensiones, jubilaciones, aguinaldos al personal jubilado, ayudas y donaciones a personas.Tal como se observa en el gráfico N° 7-7

Gráfico N° 7-7
Participación por Partidas de Gasto.
En Millones de Bolívares
Estimación Año 2010


Millones de Bolívares
8.100
6.100
4.100
2.100
100
5.674,7
430,2
1.322,2
5.608,9
5,2
5.652,4
15,0
230,8
209,2
Gastos de Personal
Materiales, Suministros y Mercancías
Servicios no Personales
Activos Reales
Activos Financieros
Transferencias y Donaciones
Otros Gastos
Disminución de Pasivos
Rectificaciones al Presupuesto
Partidas de Gastos

7.2.5 Área Metropolitana de Caracas

En fecha 1° de Octubre de 2009, se publicó en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 39.276, la Ley Especial del Régimen Municipal a Dos Niveles del Área Metropolitana de Caracas, donde expresamente se norma su funcionamiento, gobierno, administración, competencias y recursos. El Área Metropolitana de Caracas como unidad político-territorial, posee personalidad jurídica y autonomía dentro de los límites de la Constitución de la República y la Ley. Su ámbito geográfico comprende el Municipio Bolivariano Libertador del Distrito Capital y los Municipios Baruta, Chacao, El Hatillo y Sucre del Estado Bolivariano de Miranda.

Una vez creado el Distrito Capital y asignadas a éste las competencias, bienes y recursos que transitoriamente administraba el Distrito Metropolitano se hizo necesario, redefinir y normar al Distrito Metropolitano, ajustándolo a lo contemplado en el artículo 18 de la Constitución de la República Bolivariana de Venezuela, como una instancia municipal a dos niveles, surgiendo así la denominación de Área Metropolitana en virtud de sus características especiales, mediante el cual se establece que el régimen del gobierno metropolitano, es una instancia municipal de planificación y coordinación de gestión de políticas públicas vinculadas a las competencias que le asigne la Ley, cuyas acciones están orientadas a mejorar la calidad de vida de los ciudadanos, en concordancia directa con los municipios que lo integran.

Con el surgimiento de esta entidad político - territorial, y la ejecución de sus políticas, se espera la consecución de los siguientes objetivos:

- Alcanzar el progreso armónico e integral del Área Metropolitana de Caracas.
- Lograr la coordinación y armonización de los diversos planes de desarrollos de los distintos municipios que lo integran.
- Garantizar que el gasto de inversión este dirigido primordialmente a programas del área social.
- Promover y facilitar la creación de los medios de participación protagónica del pueblo, en la gestión pública metropolitana.

El Área Metropolitana de Caracas, se organiza en un sistema de gobierno municipal a dos niveles:

- El nivel metropolitano, formado por un órgano ejecutivo y un órgano legislativo, cuya jurisdicción comprende la totalidad territorial metropolitana.
- El nivel municipal, formado por un órgano ejecutivo y un órgano legislativo en cada municipio integrante del Área Metropolitana de Caracas, con jurisdicción municipal. El gobierno y administración del Área Metropolitana de Caracas corresponde al Alcalde Metropolitano o Alcaldesa Metropolitana, electo o electa por votación popular donde participan todo los electores o electoras inscritos o inscritas en el registro electoral y residentes en la circunscripción electorales que integran los municipios del Área Metropolitana de Caracas. La función legislativa corresponde al Cabildo Metropolitano, el cual quedará integrado por los concejales municipales, electos o electas por votación popular en la oportunidad y en el número, determinados por la legislación electoral aplicable; en cuanto al control, vigilancia y fiscalización de los ingresos, gastos y bienes será llevado a cabo por la Contraloría Metropolitana a cargo de un Contralor o

Contralora designado o designada de conformidad con lo dispuesto en la Constitución de la República y en las leyes que apliquen.

Las competencias asignadas a esta instancia metropolitana, están establecidas en el artículo 5 de su ley, las cuales apuntan fundamentalmente a la planificación y coordinación, entre otras, de las siguientes materias: ordenación urbana y urbanística; protección y saneamiento del ambiente; contribución con las administraciones de los gobiernos municipales que integran el Área Metropolitana de Caracas en la gestión tributaria con el propósito de garantizar su cumplimiento y demás deberes formales; transferencias de competencias y servicios municipales a las comunidades y grupos vecinales organizados.

Para el cumplimiento de los objetivos y metas establecidos en su Plan Operativo Anual para el año 2010, el Área Metropolitana de Caracas, contara con los siguientes ingresos:

- Los provenientes de su patrimonio y de la administración de sus bienes
- Las tasas por el uso de sus bienes y servicios, los frutos civiles y el producto de multas, sanciones en el ámbito de sus competencias
- La transferencia por concepto de un aporte financiero, en cada ejercicio fiscal, que hará la Gobernación del estado Bolivariano de Miranda por un monto equivalente que oscile entre 2,5 por ciento hasta el 7 por ciento de su situado constitucional anual
- La transferencia por concepto de un aporte financiero, en cada ejercicio fiscal, que hará el Gobierno del Distrito Capital por un monto equivalente que oscile entre 0,5 por ciento hasta el 5 por ciento de su situado constitucional anual
- El 10 por ciento de la cuota de participación en el situado que corresponde a cada uno de los municipios que integren el Área Metropolitana de Caracas
- El aporte financiero de los municipios integrados en el Área Metropolitana de Caracas, en proporción equivalente al 10 por ciento del ingreso propio efectivamente recaudado por cada uno en el ejercicio fiscal vigente
- Las contribuciones especiales por mejoras sobre plusvalía de las propiedades generadas por cambio de uso o de intensidad de aprovechamiento con que se vean favorecidas por los planes de ordenación urbanística y cualesquiera otros que le sean asignados por ley
- Los dividendos o intereses por suscripción de capital
- Las demás transferencias y aportes especiales que reciba del Poder Público Nacional
- Los provenientes de donaciones y legados de conformidad con la Constitución de la República y la ley.

7.2.6 Entes Regionales

Las seis (6) Corporaciones Regionales de Desarrollo, el Fondo Intergubernamental para la Descentralización (Fides), la Fundación para el Desarrollo de la Región Centro Occidental (Fudeco), el Instituto Zuliano de Investigaciones Tecnológicas (Inzit-cicasi), y Veintidós (22) Fundaciones para el Desarrollo de la Ciencia y la Tecnología (Fundacites), constituyen el conglomerado de entes regionales que orientan su gestión a la consolidación del desarrollo socio - territorial, con énfasis en la elevación del nivel de vida de la sociedad venezolana y el impulso y propagación de los medios de participación para que las distintas fuerzas sociales, participen en el diseño y ejecución de recursos y políticas públicas, incluidas las políticas nacionales en materia de ciencia, tecnología e innovación.

En correspondencia con el nuevo concepto de la descentralización desconcentrada, Corporaciones Regionales y Fundacites, tienen la gran responsabilidad de transformarse en verdaderas estructuras propulsoras del desarrollo regional, en el ejercicio de una acción mas engranada con la realidad y al servicio del país, con un poder de acción y de planificación que extienda su área de influencia sobre los cinco ejes de desarrollo (Note Llanero, Orinoco-Apure, Oriental, Occidental y norte costero y), descritos en los Planes Nacionales y Regionales de Desarrollo, creando espacios para que los ministros y gobernadores, así como a las empresas de Propiedad Social, pequeños productores y consejos comunales, se unan por la misma causa del desarrollo de la nación.

7.2.6.1 Corporaciones Regionales de Desarrollo

Las Corporaciones Regionales de Desarrollo, Corpozulia, Corpovargas, Corpoandes, Corpollanos, y Corpocentro, así como, la Corporación Venezolana de Guayana (CVG) y Fudeco en apego a los lineamientos estratégicos definidos en las Líneas Generales del Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) 2007-2013, y en correspondencia con el Plan Operativo Anual Nacional 2010, han venido elaborando planes orientados al desarrollo económico y social tendentes a corregir los grandes desequilibrios regionales que impiden el desarrollo equilibrado, sostenible y sustentable de las regiones, con el impulso que puedan brindar a los sectores de la industria, el turismo, la agricultura, la pesca y la agroindustria, entre otros.

Desde la visión geoestratégica del ordenamiento socio - territorial, sustentada en el desarrollo y explotación de los Ejes Norte-Costero, Orinoco-Apure, Occidental, Oriental, y el Norte-Llanero, las Corporaciones como Entes dinamizadores del crecimiento económico y social en las regiones, prevén lograr la profundización de la participación ciudadana en el desarrollo y explotación del amplio potencial regional de recursos petrolíferos, hídricos, mineros, gasíferos, forestales, turísticos, y agroindustriales, basadas en patrones de equidad y justicia social. Igualmente, las corporaciones juegan un papel relevante por el impulso y desarrollo que brindan a las cadenas agro-productivas y socio-productivas, regionales.

En este sentido, las Corporaciones Regionales orientan permanentemente su misión a prestar asistencia técnica y capacitación al sector productivo; al fortalecimiento de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, de los Consejos Locales de Planificación Pública; a los gabinetes estadales; a las misiones sociales; a la pequeña y mediana industria, al sector cooperativo y de nuevos emprendedores; al sector turístico; y en general al desarrollo territorial bajo estrategias de descentralización desconcentrada en las regiones.

Para el ejercicio fiscal 2010, las Corporaciones Regionales de Desarrollo, se proponen desarrollar un conjunto de proyectos orientados a seguir fomentando la participación organizada del pueblo en la planificación de la producción y la socialización equitativa de los excedentes; al desarrollo de la agroindustria rural; a impulsar la formación de comunidades y otras organizaciones de base para la instauración del nuevo modelo productivo socialista; dinamizar las regiones en base a complementariedades y articulación de espacios productivos; promover y coadyuvar el desarrollo endógeno integral y sustentable de espacios deprimidos en las regiones pero con vocación y potencialidades para la producción agrícola; garantizar la actualización de herramientas tecnológicas que coadyuven al mejoramiento de la gestión y promoción de las corporaciones; desarrollar la industria básica no energética, la manufactura y los servicios básicos.

Así mismo, llevarán a cabo, las actividades de capacitación, asistencia e incorporación de herramientas documentales, técnicas y tecnológicas para el crecimiento y desarrollo sostenido; las tendientes a desarrollar los eslabones de la cadena productiva a fin de contribuir con la seguridad y soberanía alimentaría; las que permitan sensibilizar y transferir a los ciudadanos y ciudadanas el conocimiento sobre el proyecto ético socialista bolivariano; y las que conduzcan a mejorar su propia estructura organizativa y funcional.

A continuación se presentan las líneas de acción que desarrollará cada institución:

Corporación de Desarrollo de la Región de los Llanos (Corpollanos)

La Corporación de Desarrollo de la Región de los Llanos (Corpollanos), tiene programado la ejecución de proyectos encauzados a:

- Fortalecimiento de las instancias de planificación de las gobernaciones y alcaldías de la región de los llanos, orientado fundamentalmente a la generación, procesamiento, sistematización, difusión e instrumentación de información técnica especializada, a fin de propiciar la instalación de salas técnicas de Planificación y la elaboración de planes de desarrollo, mejorando la capacidad de respuesta de los órganos de la Región de los Llanos

- Consolidar el conocimiento técnico político del ciudadano, ciudadana, servidor y servidora pública para la planificación con la finalidad de propiciar una adecuada coordinación y articulación de esfuerzos y recursos entre el aparato institucional del Estado y los ciudadanos y ciudadanas, logrando mayor celeridad y eficacia en la concreción de las políticas públicas, mediante la formación, capacitación, compilación, sistematización y oferta de información necesaria para la planificación y promoción del desarrollo

- Orientación estratégica de la inversión socio-productiva mediante la generación, difusión e instrumentación de información orientadora de la inversión estratégica, propiciando un adecuado aprovechamiento de la vocación y potencialidades de los Estados Apure, Barinas y Guárico

- El fortalecimiento y apoyo a las comunas y demás instancias de participación persigue, promover y apoyar iniciativas que favorezcan procesos de integración comunitaria, con la finalidad de formar y acompañar a las comunidades organizadas en la construcción y fortalecimiento del bienestar integral y colectivo, en el cual el principal aspecto sea la participación ciudadana para la solución de sus problemas y la construcción de la suprema felicidad social

- Atención integral a la población indígena ubicada en las zonas aledañas al Río Cinaruco, orientado a atender las necesidades básicas (educación, salud) y aspiraciones fundamentales de las comunidades indígenas ubicadas en los terrenos aledaños al Río Cinaruco, respetando su idiosincrasia, cultura y estilo de vida, en el marco de un modelo de desarrollo humanista, socialista, endógeno y sustentable

- Planificación territorial para el desarrollo integral de la Región de los Llanos, consiste en la generación, sistematización, presentación y difusión de información técnica especializada, propiciando la adecuada organización, ocupación y uso del territorio, en el marco de una estructura dinámica generada en el seno una armónica interacción sociedad – naturaleza, mediante la elaboración de estudios de planeación vinculados con la ordenación, permitiendo inducir el crecimiento de asentamientos humanos hacia sitios con condiciones favorables, mejorando de esta manera, la calidad de vida de la población llanera

- Propuesta programática de capacitación, asesoría y asistencia técnica de Corpollanos (Fase III), consiste en la instrumentación de un programa de capacitación adecuado a las necesidades de la colectividad, que permita mejorar la toma de decisiones, mediante el uso de conocimientos y técnicas, promoviendo el desarrollo integral y sustentable de la Región de los Llanos

- Seguridad alimentaria y organización comunal (Fase II), con el propósito de promover y coadyuvar el desarrollo endógeno, integral y sustentable de espacios deprimidos de la Región de los Llanos, en el cual se establece un programa de apoyo a las comunidades y productores agropecuarios para el desarrollo de actividades productivas conservacionistas del ambiente, a través de la ejecución de talleres, charlas, asesorías, asistencia técnica e instalación de módulos de producción agrícola ambientalistas; igualmente, se propone el fortalecimiento de la comunidad organizada para el desarrollo socio - productivo en el Centro Comunitario Auto Sustentable Cinaruco.

Corporación de Desarrollo de la Región Central (Corpocentro)

Corpocentro, orienta su política institucional a continuar promoviendo el desarrollo integral de la región central, mediante la planificación, promoción y coordinación de un desarrollo armónico sustentable, para lo cual se ha propuesto ejecutar planes y proyectos dirigidos al asesoramiento y seguimiento para el fortalecimiento del Sistema Nacional de Planificación en la zona; al fomento de la actividad piscícola en la región; a la visualización del plan de ordenación y desarrollo del territorio de la región central; al seguimiento y asistencia técnica a las Pequeñas y Medianas Empresas (Pymes) y a la recuperación de créditos financiados por el Fondo Especial de Desarrollo Industrial; a brindar asistencia técnica a las organizaciones socio-productivas, comunidades organizadas y público en general; al fomento e impulso de la cadena agro-productiva avícola; a crear centros de formación político ideológico; a formular planes de desarrollo y asistencia técnica para el fortalecimiento del poder comunal; a impulsar y fomentar la cadena productiva de pesca y la acuicultura; al fortalecimiento del sistema integral de asistencia técnica para las comunidades, la economía social y la Pequeña y Mediana Industria (PYMI).

Corporación de Desarrollo de la Región Zuliana (Corpozulia)

Para el año 2010, la Corporación de Desarrollo de la Región Zuliana, dirigirá sus esfuerzos a ejecutar acciones prioritarias en las siguientes áreas:

En el área agrícola, se contempla como estrategias y directrices el establecimiento, en primer lugar, del Modelo Productivo Socialista, cuyo fin es lograr trabajo con significado, se buscará la eliminación de su división social, de su estructura jerárquica y de la disyuntiva entre la satisfacción de las necesidades humanas y la producción de riqueza subordinada a la reproducción del capital; en segundo lugar, a establecer la directriz de la Nueva Geopolítica Nacional, que busca transformar la estructura socio-territorial de Venezuela y que persigue articular internamente el modelo productivo a través del desarrollo territorial desconcentrado, bajo un ambiente sustentable. Así mismo, el desarrollo agrícola del Estado Zulia, se sustentará en la Directriz de la Suprema Felicidad Social, cuya estrategia esta enfocada a construir la estructura social incluyente, bajo el modelo social y productivo, humanista y endógeno.

Las políticas de desarrollo agrícola de Corpozulia conllevan a mejorar e incrementar la seguridad alimentaría del Estado Zulia, siguiendo los lineamientos del Ejecutivo Nacional, para acrecentar y contribuir al desarrollo de la producción Agroalimentaria Nacional, fortificando los circuitos agrícolas de ganadería de leche y carne, cacao, uva, palma aceitera, pesca y acuicultura, especies menores, plátanos, frutas, hortalizas, yuca, zábila, café, agricultura orgánica sustentable entre otros rubros; con el objeto de fortalecer el aparato productivo agrícola del Estado y del país, considerando como componente primordial la explotación eficiente del sector productivo primario mediante la incorporación de los consejos comunales, la participación de la población en cooperativas, empresas socio productivas y otras formas de asociaciones; de tal manera que coadyuven en la elaboración de los planes, programas y proyectos para el desarrollo agrícola sustentable bajo el enfoque de desarrollo endógeno.

Así mismo, brindan asistencia técnica, asistencia financiera y crediticia, organizan a los productores a través de la incorporación a los concejos comunales, creación granjas familiares integrales, mejoramiento de la vialidad agrícola, generación y transferencias de tecnologías de producción agroalimentaria, así como también incrementar la producción y productividad de las unidades de producción técnicamente y financieramente asistidas; a objeto de contribuir al desarrollo del sector y mejorar la calidad de vida de la población rural a través de la organización e incorporación al sistema productivo.

En el área minera, se procura realizar estudios geológicos para determinar las potencialidades de los recursos minerales del Estado Zulia, con la finalidad de fomentar y promover estos recursos a través de empresas socialistas, enmarcadas dentro de los nuevos modelos y políticas socioeconómicas del Gobierno Nacional, brindando apoyo técnico-minero a todas aquellas empresas abocadas a formar unidades productivas orientadas a incrementar la producción nacional y formar parte de estas redes productivas de carácter social.

En materia ambiental, se presta apoyo a las comunidades ubicadas en las áreas de influencia donde se desarrollan los proyectos mineros, a fin de informar, sanear, conservar espacios frágiles y prístinos, afectados por la misma naturaleza y en aquellos intervenidos por el hombre.

Se mantienen las actividades de inspecciones técnicas minero ambiental y fiscalizaciones evaluativos, en los espacios de producción y manejo del carbón para garantizar el desarrollo armónico de producción con el medio ambiente y conocer mediante los registros de control los volúmenes y calidades de carbón producido y comercializado por las empresas operadoras (Carbones del Guasare, S.A. y Carbones de la Guajira, S.A.).

En el área social, orienta sus políticas al logro de objetivos dirigidos a superar la pobreza, a través de la ampliación de la infraestructura y la dotación escolar, promoviendo el desarrollo humano familiar y socio laboral y fomentando, apoyando la participación y el compromiso para la construcción de viviendas.

Para la prestación de los servicios previstos en las áreas de salud, educación, atención comunitaria y fortalecimiento del poder comunal, esta institución centra sus esfuerzos en proporcionar las herramientas necesarias que sirvan de impulso al nuevo ciudadano, el cual será gestor en la búsqueda de las soluciones a sus problemas.

Para ello incluye dentro de sus proyectos, acciones destinadas a prestar asesorías y asistencia técnica para crear espacios comunitarios que generen procesos de participación corresponsable con base en el texto constitucional, que consoliden el poder ciudadano y que promuevan la organización dentro de las comunidades, de forma que ejerzan directamente la gestión de las políticas públicas y proyectos orientados a responder a las necesidades y aspiraciones de las comunidades en la construcción de una sociedad de equidad y justicia social.

La ejecución de proyectos a través de consejos comunales, garantiza el trabajo directo con la comunidad y la disminución de sus costos, a la vez que fomentan la corresponsabilidad ciudadana, fortalecen la participación social y generan poder ciudadano.

En el área institucional, Corpozulia destina recursos hacia la racionalización de procesos, consolidación de equipos de trabajo, mejoramiento de infraestructura de apoyo y fortalecimiento de sistemas estadísticos y centros de información, conducentes a la consolidación de la función promotora de la corporación, que le permitan elevar su fortaleza institucional para la coordinación pública y para la dinamización del desarrollo regional en sus dimensiones social, económica y territorial.

En el área de ciencia y tecnología: se ejecutaran los siguientes proyectos:

Centro Socialista de Investigación y Desarrollo Apícola y Frutícola (Cesid - Frutas), ubicado en el Municipio Mara.

Centro Socialista de Investigación y Desarrollo para la Uva (Cesid - UVA), ubicado en el Municipio Mara.

Centro Socialista de Investigación y Desarrollo del Cacao Porcelana (Cesid - Cacao), ubicado en el Municipio Colón.

Centro Socialista de Investigación y Desarrollo del Plátano (Cesid - Platano), ubicado en el Sur del Lago Municipio Francisco Javier Pulgar.

Adelanta acciones bajo las políticas de: fomentar la investigación y desarrollo para la soberanía alimentaría y farmacéutica, además de suministrar soluciones a los sectores económicos, agrícola, agroindustrial y de salud, para resolver problemas asociados a la producción con el propósito de aumentar sus rendimientos, generar empleo y bienestar social en las comunidades aledañas a los mismos. De igual forma, promueve y ejecuta el proyecto de producción de Suero Antiofídico en repuesta a la necesidad de elaborar el antídoto (Suero) para las mordeduras de serpientes, las cuales son una de las principales causas de muertes en la zona rurales de la Región.

En el área desarrollo empresarial, ha establecido políticas de apoyo al sector productivo mediante el financiamiento y acompañamiento técnico de proyectos específicos, propiciando el desarrollo sostenido de los procesos de industrialización en el área de la agroindustria, elaboración de alimentos, manufactura en general y servicios de apoyo a la producción, como actividades altamente empleadoras y descentralizadoras en términos territoriales, en cuyo proceso participarán los consejos comunales y las unidades asociativas para beneficio colectivo.

Igualmente, se aplicarán medidas para impulsar la pequeña y mediana industria, tanto crediticias como de incentivos diversos, considerando el volumen de empleo que generan y su aporte productivo a la economía local.

En el área turística se dirigen acciones hacia la ejecución de obras y proyectos, para el rescate y recuperación de infraestructuras turísticas deterioradas, para colocarlas al servicio del turista, generando así alternativas económicas para las comunidades receptoras. De igual manera, se aboca a la promoción y divulgación de los espacios turísticos a instituciones y público en general, además de brindar asesoría en cuanto a políticas de financiamiento para el fortalecimiento de infraestructura y servicios a los diversos agentes turísticos, estableciéndose como prioridad territorial las Sub-regiones Guajira y Sur del Lago de Maracaibo.

Corporación para la Recuperación y Desarrollo del Estado Vargas (Corpovargas)

La Corporación para la Recuperación y Desarrollo del Estado Vargas (Corpovargas), ha tenido como horizonte el ordenamiento territorial y la minimización de riesgos, impulsando una infraestructura en obras civiles y un desarrollo socio-económico y turístico, que permitan aprovechar las potencialidades de la región a través de sus actividades productivas, con el fin de generar un bienestar colectivo en el Estado Vargas.

Para el año 2010, se prevén proyectos en materia de prevención de riesgos con obras de control de torrentes en la cuenca del río Osorio, culminación de canalizaciones y obras de vialidad; programa de mantenimiento de ríos y quebradas ubicadas en el Eje Arrecife- Los Caracas; implementación del Sistema de Información Geográfica del Estado Vargas (Sigvargas); capacitación y formación de consejos comunales en la parroquia Catia La Mar. Estado Vargas.

Corporación de Los Andes (Corpoandes)

La Corporación de los Andes está integrada por los Estados Barinas, Mérida, Táchira y Trujillo y tendrá como directrices estratégicas el establecimiento de una política vinculada a los proyectos fundamentales que adelanta el Gobierno Nacional en diferentes áreas, apegado a las normas y procedimientos de acuerdo a la Constitución Bolivariana de Venezuela, demás Leyes y Reglamentos establecidos por el Poder Ejecutivo y el Poder Legislativo.

En este sentido, orientará su acción a:

- Fortalecer el sistema integrado de planes de ordenación del territorio en la región andina, con la finalidad de prestar asistencia técnica y capacitación a las alcaldías

- Crear y consolidar un Sistema de Información Geográfica de la Región de los Andes (Sigra) que permita visualizar la realidad ambiental, socioeconómica e institucional y prever escenarios futuros para la toma de decisiones en el proceso de planificación del desarrollo sustentable, siendo necesario el fortalecimiento de una red de información sistematizada estadística, cartográfica y descriptiva, tanto en las instituciones gubernamentales como en los consejos comunales

- Elevar los niveles de conocimiento en el proceso de formulación de planes de desarrollo comunitario, entendiendo que el poder popular se construye a partir de la organización y capacitación de las comunidades, lo cual incide en el mejoramiento de la gestión municipal, parroquial y comunal, como proceso político en el marco del socialismo del siglo XXI

- Promover el desarrollo endógeno de las actividades socioproductivas y de la infraestructura de apoyo a la producción agrícola e industrial de la región, con lo cual se procura alcanzar la trasformación en la estructura socioeconómica regional a través del impulso e industrialización del cacao

Corporación Venezolana de Guayana (CVG)

La Corporación Venezolana de Guayana (CVG), para el ejercicio económico-financiero 2010, proyecta cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sustentable en coordinación con otras instituciones, con el fin impulsar el nuevo modelo socio-productivo del país.

La CVG hará énfasis en la culminación de proyectos dirigidos a atender el desarrollo y fortalecimiento de la comunidad en el área social, contemplándose los proyectos de adecuación de acueductos y saneamiento de aguas servidas, construcción de viviendas, ampliación, reparaciones y mejoras de obras de edificaciones en la Zona de Desarrollo de Guayana y Rehabilitación del Sistema de Protección de Inundaciones del Delta del Orinoco.

Asimismo continuará desarrollándose actividades relacionadas con:

- Programas de apoyo de las misiones Barrio Adentro y Educativas, a través de las unidades de la CVG

- En el área agrícola, mantener el proyecto agroforestales, el manejo de bosques y plantaciones, la investigación aplicada para el desarrollo agroindustrial y continuar con la ejecución de los proyectos de desarrollo endógeno

- Asistencia técnica necesaria para el desarrollo y consolidación de la pequeña, mediana y gran minería y los estudios de caracterización físico-ambiental de las áreas mineras, mediante la realización de un plan de recuperación de áreas degradadas por actividades mineras, forestales, agrícolas e industriales

- Fortalecimiento, diversificación y consolidación de la red industrial de la región, con énfasis en la pequeña y mediana empresa

- Asistencia técnica necesaria para la creación y mantenimiento de obras de infraestructura de apoyo a la producción que permita consolidar el crecimiento económico y coadyuve a mejorar las condiciones de habitabilidad de la Región Guayana y sus áreas de influencia

- Promover y contribuir con el desarrollo de un modelo de sociedad participativa, centrado en la creación y consolidación de organizaciones civiles, para la consolidación de la economía social en los sectores de menores recursos en la región Guayana

- Impulsar la participación ciudadana de las comunidades existentes en la zona de desarrollo Guayana

- Impulsar el turismo en la zona de desarrollo de Guayana sustentado en el nuevo modelo productivo endógeno

Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (Fudeco)

Para el año 2010 la Fundación se propone ejecutar los siguientes proyectos:

- Apoyo a la consolidación del poder popular, mediante la formación y orientación técnica a miembros de los consejos comunales, comunas y otras organizaciones comunitarias, en el manejo de información técnicas y herramientas para su conformación, funcionamiento y concreción del ciclo comunal

- Consolidación de los servicios de información sobre la Región Centro Occidental, a través del fortalecimiento, procesamiento y difusión de la información sobre las variables de la dinámica regional que sirvan de base para la formulación de planes y proyectos de desarrollo

- Tecnología de información y comunicación al alcance del pueblo con el objetivo de garantizar el uso de la tecnología, el conocimiento y la innovación, sus aplicaciones y los servicios de información necesarios, a través del acceso a las TIC, como instrumentos fundamentales para el desarrollo de las comunidades en lo económico, lo político y lo social del país

- Formación del servidor público para la nueva institucionalidad del Estado, con la finalidad de mejorar el desempeño de los servidores públicos, con capacitación y asistencia técnica, a fin de avanzar en el fortalecimiento de la gestión pública

- Promoción del desarrollo de áreas estratégicas en la Región Centro Occidental, contribuyendo al desarrollo equilibrado del territorio y aprovechamiento de las potencialidades de la Región Centro Occidental, por intermedio de la promoción de áreas estratégicas

- Transferencia de tecnología para una producción sustentable en fincas cafetaleras, apoyando a mejorar el rendimiento de la producción del café asociado con nuez de macadamia, con criterios de sustentabilidad ambiental, mediante la capacitación y transferencia de tecnología, ofertas de plantas y de semillas seleccionadas.

A continuación se muestra el cuadro con los recursos que estima el Ejecutivo Nacional otorgar a las Corporaciones de Desarrollo Regional en el año 2010, para dar cumplimiento con las acciones previstas en sus Planes Operativos Anuales.

CUADRO 7-3
APORTES OTORGADOS A LAS CORPORACIONES DE DESARROLLO REGIONAL
PROYECTO DE LEY DE PRESUPUESTO 2010
(MILLONES DE BOLÍVARES)

DENOMINACIÓN	TOTAL	PORCENTAJE PARTICPACIÓN
Corporación de Desarrollo de la Región de los Llanos (Corpollanos)	10,2	14,0
Corporación de Desarrollo de la Región Central (Corpocentro)	15,4	21,2
Corporación para la Recuperación y Desarrollo del Estado Vargas (Corpovargas)	19,3	26,6
Corporación de Los Andes (Corpoandes)	15,7	21,6
Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (Fudeco)	12,1	16,6
TOTAL	**72,7**	**100,0**

7.2.6.2 Fundaciones para el Desarrollo de la Ciencia y la Tecnología (Fundacites)

Son instituciones creadas bajo la tutela del extinto Ministerio del Poder Popular para la Ciencia y Tecnología, con el objetivo principal de promover, apoyar, fortalecer y contribuir al desarrollo nacional, estadal y local del Sistema de Ciencia, Tecnología e Innovación en los estados, impulsando el desarrollo integral de los procesos de producción del conocimiento científico y tecnológico, su difusión y utilización en las comunidades mediante la elaboración de políticas y diseños estratégicos en ciencia y tecnología.

Les corresponde desarrollar el Sistema Regional de Ciencia y Tecnología basado en las directrices del Proyecto Nacional "Simón Bolívar", Primer Plan Socialista (PPS) 2007-2013 y del Plan Nacional de Ciencia, Tecnología e Innovación 2005-2030, manteniendo una actividad continua de articulación con los actores sociales e institucionales que participan en el desarrollo endógeno sustentable y humano.

Por Resolución Ministerial N° 021 de fecha 30/03/2009, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.150 de fecha 31/03/2009, se consideró que para el mejor desarrollo de las actividades de financiamiento en ciencia, tecnología e innovación que realiza el sector público se requiere que las mismas sean coordinadas por el Fondo Nacional de Ciencia, Tecnología e Innovación (Fonacit), órgano financiero y ejecutor de los programas y proyectos definidos por el Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias. Dicho Fondo establecerá los mecanismos necesarios que permitan al sujeto obligado (empresas) a realizar aportes o inversiones, en virtud de la Ley Orgánica de Ciencia Tecnología e Innovación, determinando y seleccionando los proyectos que ejecutará con dichos aportes cada institución del sector incluidas las Fundacites.

Las Fundacites han fortalecido su capacidad institucional y sus objetivos primordiales en cada una de las regiones donde se encuentran establecidas, y su universo está conformado por 22 Fundaciones, ubicadas en el territorio nacional.

Como principales líneas de acción para el año 2010, las Fundacites proyectan:

- Impulsar las Redes Socialistas de Innovación Productiva que contribuyan al desarrollo endógeno de cada región, con el objeto de promover, mediante el apoyo financiero, la integración y cooperación y la asociatividad entre unidades productoras de bienes y servicios y entre éstas y los sectores científico, tecnológicos e institucionales, tales como la agrícola, agroindustrial, servicio pesquero, pecuario, acuícola, minería, industrial y forestal, para que de manera conjunta se puedan construir nuevos espacios locales a partir de las capacidades, conocimientos, recursos y riquezas de cada región, que conlleven al desarrollo humano, la productividad y la inclusión social en función del desarrollo local sustentable

- Fortalecimiento institucional para la popularización de la Ciencia, la Tecnología e Innovación en procesos industriales

- Integración y articulación de los actores del Sistema Nacional de Ciencia y Tecnología (SNCTI), consejos comunales y sector gubernamental para la Construcción de la Suprema Felicidad Social

- Fortalecimiento de la gestión pública Bolivariana en ciencia, tecnología e innovación para el impulso del nuevo modelo productivo socialista

- Articulación y gestión de actores, financiamiento, capacitación en software libre y calidad en educación tecnológica

- Desarrollo local agroproductivo, agroindustrial y metalmecánico

- Gestión para la articulación orientada a la resolución de problemas estratégicos regionales y sectores productivos, basados en el conocimiento científico tecnológico

- Aplicación de las tecnologías de información y comunicación para la apropiación social del conocimiento y la formación técnico científica, obrera y popular.

7.2.7 Los Consejos Comunales

El Consejo Comunal, es la instancia donde convergen diversos movimientos sociales para participar activamente en la planificación ejecución y control de las políticas públicas orientadas a promover mejores condiciones de vida en las comunidades. Constituyen la instancia de participación, protagonismo y articulación entre las diversas organizaciones comunitarias, grupos sociales y los ciudadanos y ciudadanas, para ejercer directamente la gestión de las políticas públicas y proyectos orientados a responder a las necesidades y aspiraciones de la sociedad a través del ejercicio del Poder Popular en un ambiente de equidad y justicia social.

De esta forma, se consolida un sistema de gobierno, donde los propios ciudadanos son el motor dinamizador de los proyectos de su localidad y son los gestores de las políticas y proyectos públicos, ejerciendo acciones de contraloría social, fiscalización, control y supervisión del manejo de los recursos del Consejo Comunal.

La organización, funcionamiento y acción de los Consejos Comunales se rige por los principios y valores de corresponsabilidad, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, eficacia, eficiencia, responsabilidad social, control social, equidad, justicia e igualdad social y de género. Entre sus objetivos caben mencionar: articular las organizaciones de base y fortalecer la integración de nuevas organizaciones que se encuentren dispersas en la comunidad; promover la autogestión para fomentar la capacidad de resolución de problemas con recursos propios; capacitar a los vecinos y vecinas acerca de la elaboración de proyectos; participar con su vocero en la elaboración del presupuesto participativo; promover la contraloría social a fin de fomentar la transparencia y honradez en el manejo de los recursos comunitarios; promover la constitución de cooperativas; movilizar a las comunidades a favor de la defensa de los proyectos; defender los intereses colectivos; coordinar la ejecución de los mandatos de las asambleas de ciudadanos y ciudadanas; fortalecer la defensa de las organizaciones de base, de desarrollo político, social, cultural e integrar de todos los miembros de la comunidad.

La estructura de gobierno y organización de los consejos comunales esta conformada por el Órgano Ejecutivo integrado por los voceras y voceras de cada comité de trabajo, la Unidad de Gestión Financiera como órgano económico-financiero y la Unidad de contraloría social, como órgano de control. El Órgano Ejecutivo, es la instancia del Consejo Comunal encargada de promover y articular la participación organizada de las y los integrantes de la comunidad, los grupos sociales, en los diferentes comités de trabajo organizados, los cuales se distribuyen en diferentes bloques a saber: comité de salud; educación; tierra urbana y rural; vivienda y habitad; protección e igualdad social; economía popular; de cultura; seguridad integral; de medios de comunicación e información; recreación y deporte; de alimentación; las mesas técnicas de agua, energía y gas; comité de servicios; además de las expresiones organizadas que hagan vida en el sector (clubes deportivos, grupos culturales, club de abuelos, etc).y cualquier otra que acuerde la comunidad y que satisfaga sus necesidades.

Por su parte, la unidad de gestión financiera, (Banco Comunal), es el órgano que funciona como el ente de ejecución financiera de los Consejos Comunales para administrar los recursos financieros y no financieros, además de servir como ente de inversión y de crédito, así como de intermediario financiero con los fondos generados, asignados o captados. Adopta la figura de cooperativa, y se rige por la Ley Especial de Asociaciones de Cooperativas, Ley de Creación, Estímulo, Promoción y Desarrollo del Sistema Microfinanciero, y otras Leyes aplicables, así mismo quedarán exceptuados de la regulación de la Ley de Bancos y Otras Instituciones Financieras.

Por último, la Unidad de Contraloría Social, es el órgano del Consejo Comunal que tiene por función la fiscalización, control y supervisión del manejo de los recursos asignados, recibidos o generados, así como los programas y proyectos de inversión pública presupuestados y ejecutados por el gobierna nacional, regional o municipal. Así mismo le corresponde hacer las evaluaciones respectivas a la ejecución de obras en el sector respectivo según el proyecto aprobado por la Asamblea a fin de evitar la malversación de recursos

Con las reformas a las Leyes del Fondo Intergubernamental para la Descentralización y de las Asignaciones Económicas Especiales, los Consejos Comunales se incorporan como entidades receptoras y administradoras de recursos, en los mismos términos que lo hacen las gobernaciones y alcaldías del País. En este sentido, las asignaciones presupuestarias que les corresponden se transfieren al Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc), servicio autónomo sin personalidad jurídica, adscrito al Ministerio del Poder Popular para las Comunas y Protección Social, el cual tiene por objeto financiar los proyectos comunitarios, sociales y productivos, presentados por la Comisión Nacional Presidencial del Poder Popular en sus componentes financieros y no financieros. Las transferencias de los recursos financieros del Fondo a los Consejos Comunales se harán a través de las unidades de gestión financieras creadas por los consejos comunales, denominados Bancos Comunales.

A través de estas instancias de participación se han financiado aproximadamente cien mil proyectos socio-productivos, por el Ministerio del Poder Popular para las Comunas y Protección Social, durante el año 2009, en todo el país. Existe además, una cifra superior a los 30 mil consejos comunales registrados, los cuales han recibido, de manera paulatina, recursos para que desarrollen sus proyectos en beneficios de sus comunidades. Por otra parte, más de 15 mil voceros del Poder Popular han sido capacitados por la Escuela de Formación para el Fortalecimiento del Poder Popular, con sus núcleos en las diversas regiones del país.

Para el año 2010, los Consejos Comunales registran una asignación en el Proyecto de Ley de Presupuesto, de Bs. 1.311,9 millones por Asignación Económica Especial y de Bs. 1.921,3 millones por Fides.

7.2.8 Comunas

Con la creación del Ministerio del Poder Popular para las Comunas y Protección Social, como ente rector de las políticas públicas y acciones dirigidas a la promoción, formación, acompañamiento integral y financiamiento de los proyectos socio-productivos, se ha logrado el propósito de incidir en la organización, creación y conformación de las comunas, con la finalidad de fortalecer un estado socialista, participativo, transformador de las fuerzas sociales, caracterizada por la cogestión, capaces de satisfacer las necesidades locales, que permitan alcanzar la justicia e inclusión social, en razón de los lineamientos contenidos en el Proyecto Nacional Simón Bolívar, Primer Plan Socialista 2007-2013.

Las comunas son instancias organizativas de agregación, no sólo de Consejos Comunales, sino también de movimientos sociales y sectores de la sociedad que hacen vida en un territorio y que según las características de funcionalidad de dicho territorio, es decir, según la manera de explotar las potencialidades, las formas de relacionarse, la capacidad de desarrollar las competencias, la identidad cultural y del acervo histórico que se tiene en ese territorio, va a resultar una visión de lo común que permita avanzar en la conformación de esta nueva unidad político territorial.

El poder comunal, además de constituir una innovación revolucionaria, le brinda al pueblo la oportunidad tan esperada de ejercer el poder de manera directa y efectiva, incidiendo positivamente en la neutralización del burocratismo y en el mejoramiento de la calidad de vida de todos; esto los hará comprender que comparten un destino común, independientemente del ámbito en que se viva. Para esto es necesario que el poder comunal cumpla íntegramente con su característica primordial; ser un verdadero poder transformador.

Esto requiere necesariamente un nivel de formación y de conciencia importante, que sumado a una política de acompañamiento técnico, social y de enfoque permita que las autoridades de todos los niveles de gobierno (estadales, municipales y parroquiales) en sus distintas jurisdicciones, consientan la participación y el protagonismo del pueblo organizado, en todas sus modalidades y espacios, garantizándole la información, la formación y la educación para el surgimiento y fortalecimiento efectivos de las comunas.

En la conformación de las Comunas, la Ley los Consejos Comunales juega un papel muy importante, ya que estos que son el embrión, que pasaran a dejar de serlo, para trasformarse en una nueva estructura de autogobierno comunitario del poder popular socialista. Este salto hacia la construcción de las Comunas, conlleva obligatoriamente a una reforma a la ley ante mencionada y a la creación de una ley, que ensamble a los Consejos Comunales, Comunas, Federaciones de Comunas y Confederaciones de Comunas, como una medida transitoria hacia el modelo socialista.

La ley que ha de estructurarse, debe lograr entre otros objetivos: Alcanzar una eficiente distribución de competencias correspondientes a las comunas y a la Ciudad Comunal a los fines de garantizar el ejercicio pleno de autogobierno comunal socialista; promover la fusión de dos o más comunas siempre y cuando sirva para atender con mayor eficacia y eficiencia la prestación de los servicios públicos comunales y de la población; crear mecanismos para que las comunas puedan generar ingresos propios y poder así atender los gastos de gestión; construir la nueva economía productiva que logre sustituir el modelo económico rentista en un modelo productivo que responda primordialmente a las necesidades humanas.
El poder comunal, además de constituir una innovación revolucionaria, le brinda al pueblo la oportunidad tan esperada de ejercer el poder de manera directa y efectiva, incidiendo positivamente en la neutralización del burocratismo y en el mejoramiento de la calidad de vida de todos; esto los hará comprender que comparten un destino común, independientemente del ámbito en que se viva. Para esto es necesario que el poder comunal cumpla íntegramente con su característica primordial; ser un verdadero poder transformador.

Esto requiere necesariamente un nivel de formación y de conciencia importante, que sumado a una política de acompañamiento técnico, social y de enfoque permita que las autoridades de todos los niveles de gobierno (estadales, municipales y parroquiales) en sus distintas jurisdicciones, consientan la participación y el protagonismo del pueblo organizado, en todas sus modalidades y espacios, garantizándole la información, la formación y la educación para el surgimiento y fortalecimiento efectivos de las comunas.

Capítulo 8

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO DE LA REPÚBLICA AÑO 2010

Capítulo 8

CUENTA AHORRO-INVERSIÓN-FINANCIAMIENTO DE LA REPÚBLICA AÑO 2010

8.1 Apreciaciones Teóricas

La CAIF presupuestaria, representa el cuadro económico financiero que se elabora a partir de la clasificación económica de los recursos y fuentes de financiamiento, y de los gastos y aplicaciones financieras. Muestra en forma resumida la coherencia financiera del presupuesto de la República, para un determinado ejercicio fiscal.

Los diferentes resultados financieros que se obtienen de la CAIF, señalan desde diferentes perspectivas las posiciones de solvencia en la estructuración del presupuesto de la República en un ejercicio fiscal. A continuación, se presenta un resumen conceptual de los diferentes resultados financieros que acompañan la CAIF de la República, a efectos de hacer más expedito el análisis de los resultados obtenidos:

- Superávit o déficit corriente, se obtiene a partir de la resta del total de ingresos corrientes menos el total de gastos corrientes, y representa la holgura de la República respecto a sus ingresos recurrentes, así como la posibilidad de asumir gastos recurrentes

- Superávit o déficit no petrolero, revela la importancia del sector petrolero y la presión fiscal sobre la economía no petrolera, y viene dado por el resultado que se obtiene de restar al total de ingresos no petroleros el total de gastos

- Superávit o déficit primario, viene determinado por el total de ingresos menos el total de gastos sin incluir los intereses. Este indicador es conveniente para limitar el análisis al efecto sobre la actividad real

- Superávit o déficit financiero, a los efectos de su cálculo, el mismo se alcanza al restar al total de ingresos el total de gastos (excluido los activos y pasivos financieros), este indicador revela las necesidades de financiamiento propias del ejercicio fiscal

- Superávit o déficit ordinario, se refiere a la restricción impuesta por la Loafsp, este resultado financiero es propio de las características de las finanzas públicas venezolanas, estará determinado por el total de ingresos una vez descontados los montos destinados al Fondo de Estabilización Macroeconómica y al Fondo de Ahorro Intergeneracional, menos el total de gastos una vez descontada la inversión que realiza el Estado (ya sea a través de la República o de los entes descentralizados, sin incluir en ésta la parte destinada a las regiones). Con el establecimiento de este indicador, el Ejecutivo pretende orientarse hacia la estabilidad y equilibrio presupuestario, ya que el mismo refleja la capacidad que tienen los ingresos para cubrir los gastos recurrentes, habiéndose establecido previamente el ahorro para eventualidades en los ingresos ordinarios y el ahorro de las generaciones futuras.

8.2 Cuenta Ahorro - Inversión - Financiamiento (CAIF) para el ejercicio fiscal 2010

El Proyecto de Ley de Presupuesto 2010, asciende a Bs. 159.406,1 millones. Tal y como se muestra en el cuadro contentivo de la CAIF, el presupuesto por el lado de los recursos lo integran el total de ingresos corrientes, el cual asciende a Bs. 124.072,5 millones, y las fuentes de financiamiento que totalizan Bs. 35.333,5 millones.

Por la vía de los egresos, el equilibrio presupuestario se muestra por las asignaciones a los gastos totales las cuales asciende a Bs. 159.019,5 millones, y a las aplicaciones financieras que se estiman en Bs. 35.333,5 millones.

Al analizar los rubros internos que componen la CAIF, se recoge que Bs. 103.719,6 millones corresponden a la República para gastos propios del ejercicio (65,1 % del total del gasto), referidos específicamente a erogaciones que realizará Ejecutivo Nacional, a fin de ejecutar los proyectos de inversión directa y social, así como cubrir los consumos propios del funcionamiento. El resto de los gastos están destinados al pago de los intereses del servicio de deuda, por la cantidad de Bs. 15.676,4 millones; y las transferencias directas para gastos corrientes y de capital dirigido a las regiones (gobernaciones, alcaldías y consejos comunales), por Bs. 39.623,5 millones.

En los resultados de la CAIF se aprecia un déficit ordinario de 3,0 % del PIB, como la restricción financiera más exigente, y un déficit primario de 2,1 % del PIB. Ambos resultados, se derivan de la prosecución de la instrucción para el año 2010, referida a la estimación moderada de los ingresos petroleros, con el propósito de evitar efecto negativo de las posibles fluctuaciones de los precios de la cesta petrolera venezolana en el mercado internacional, que se traduzcan en grandes restricciones para la ejecución del presupuesto nacional y del logro de las metas sociales y macroeconómicas.

Así mismo, sobre el resultado financiero global está incidiendo el mantenimiento de los gastos de inversión social para el año 2010.

Ambos lineamientos, se conjugan para ubicar las necesidades de financiamiento netas del presupuesto en 3,9 % PIB, las cuales serán resueltas principalmente con incremento de pasivos.

A continuación se expone el cuadro contentivo de la cuenta ahorro, inversión y financiamiento de la República para el ejercicio fiscal del año 2010.

CUADRO Nº 8-1
CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO DE LA REPÚBLICA
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)

CONCEPTOS			MONTO	% PIB
I	**Ingresos totales**		**124.072,5**	**13,8**
I.1	**Ingresos corrientes**		**124.072,5**	**13,8**
I.1.1	Petroleros		39.428,2	4,4
I.1.2	No petroleros		84.644,3	9,4
II	**Gastos totales**		**159.019,5**	**17,7**
II.1	**Gastos corrientes**		**127.729,3**	**14,2**
II.1.1	Intereses		15.676,4	1,7
II.1.2	Resto de los gastos corrientes		112.052,9	12,5
II.2	**Gastos de capital**		**31.290,2**	**3,5**
II.2.1	Gasto de capital de las regiones		23.295,2	2,6
II.2.2	Resto del gasto de capital		7.995,0	0,9
	Superávit / (déficit) en cuenta corriente	= I.1 - II.1	-3.656,8	-0,4
	Superávit / (déficit) no petrolero	= I.1.2 - II	-74.375,2	-8,3
	Superávit / (déficit) primario	= I - (II - II.1.1)	-19.270,6	-2,1
	Superávit / (déficit) financiero	**= I - II**	**-34.947,0**	**-3,9**
	Superávit / (déficit) ordinario	= I - (II - II.2.2)	-26.952,0	-3,0
III	**Fuentes de financiamiento**		**35.333,5**	**3,9**
III.1	Disminución de activos financieros		92,0	0,0
III.2	Incremento de pasivos financieros		35.241,5	3,9
IV	**Aplicaciones financieras**		**35.333,5**	**3,9**
IV.1	**Disminución de pasivos financieros**		**386,6**	**0,0**
IV. 2	**Resultado financiero**		**34.947,0**	**3,9**

Capítulo 9

EFECTOS ECONÓMICOS DEL PRESUPUESTO

EXPOSICIÓN DE MOTIVOS 2010



EFECTOS ECONÓMICOS DEL PRESUPUESTO

9.1 Consideraciones Generales

La eficacia de los efectos económicos del presupuesto está determinada fundamentalmente por tres factores: en primer lugar por la dimensión relativa del sector público en el sistema económico nacional, en segundo lugar por la estructura de la economía nacional y las funciones que en ella cumplen los ingresos y gastos públicos como mecanismos de asignación de recursos y distribución del gasto; en último lugar al financiamiento del gasto.

En tal sentido, el presupuesto 2010, constituye el instrumento por excelencia de la política fiscal, que procura inducir el crecimiento económico como meta intermedia en la consecución del objetivo de máximo beneficio social, el cual depende de la coordinación e interacción con los instrumentos de política monetaria, cambiaria y comercial, entre otras; destinadas al cumplimiento de las metas de crecimiento, inflación y desempleo.

Es así como el presente capítulo está orientado a medir el impacto que tiene la composición y distribución del Presupuesto para el año 2010, en las principales variables económicas. A tal efecto se proyectan los siguientes resultados estimados: del efecto neto sobre la demanda agregada interna de origen fiscal, expansión primaria de la oferta monetaria de origen fiscal, gasto fiscal total y resultado financiero del Gobierno Central (base caja).

Los resultados obtenidos luego de aplicar los modelos económicos reflejan como el gasto fiscal va en estrecha coordinación con los objetivos estratégicos de la Nación, en cuanto a lo económico, social y de seguridad ciudadana; con lo cual se encamina a potenciar el crecimiento y la recuperación económica, fortaleciendo de esta manera la actividad productiva que impulsa la expansión de los niveles de empleo y la estabilidad de los precios.

En este sentido, la estructura de los recursos y egresos plasmados en el Proyecto de Ley de Presupuesto 2010, constituyen el instrumento de política fiscal de corto plazo que permitirá mantener la sostenibilidad expresada tanto en las líneas generales del Plan de Desarrollo Económico y Social de la Nación período (2007-2013), en los objetivos de la nueva etapa, en el Informe Global y en la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp), presentados por el Ejecutivo Nacional.

Es conveniente indicar que para una mayor precisión de las cifras estadísticas y señalar los efectos de la medición del impacto económico, se ha proyectado el gasto acordado al 31/12/2009, con cierre efectivo del gasto acordado al 31/08/2009, esto es con el fin de disponer de una base sólida y consistente para la proyección y medición en los modelos anteriormente señalados.

A efectos referenciales, en el siguiente cuadro se incluye un resumen que revela los resultados de los modelos. Vale la pena señalar, que las cifras no son comparables con el año 2010, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal:

CUADRO N° 9-1
RESULTADO DE LOS PRINCIPALES INDICADORES FISCALES
PROYECTO DE LEY DE PRESUPUESTO 2010
(Porcentajes con Respecto al PIB)
Años 2008-2010

MODELOS	2008 Acordado	2009 Acordado	2010 Proyecto
Demanda Agregada Interna de Origen Fiscal (Efecto Neto)	13,5	10,9	6,0
Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal	15,2	8,2	5,5
Superávit / Déficit Fiscal	1,2	-4,9	-4,2
Gasto Fiscal Total	28,6	26,8	17,8

9.2 Demanda Agregada Interna de Origen Fiscal

La demanda agregada interna de origen fiscal esta referida al efecto neto entre los recursos que el gobierno extrae del circuito económico, bajo la figura de impuestos, tasas, etc. y los que este inyecta al mismo, en la forma de gasto. En este contexto, un valor positivo es indicador de que la política fiscal tiene un efecto dinamizador sobre la economía.

Para el ejercicio fiscal 2010, la confluencia de los efectos antes descritos proyectará una incidencia neta sobre la demanda agregada interna de origen fiscal, medida en términos del PIB, del 6,0%, como resultado de la política fiscal que busca impulsar al aparato productivo nacional, mediante la articulación estratégica del financiamiento y la direccionalidad de las asignaciones presupuestarias a inversiones en sectores como el de la vivienda y alimentación, entre otros.

En este sentido, la expansión de la demanda agregada interna de origen fiscal equivalente al gasto interno, medida en términos del PIB, ascienda al 15,3 por ciento, sustentándose principalmente en el gasto asociado a las acciones de carácter estratégicas que los ministerios y sus entes adscritos, ejecutarán durante el ejercicio fiscal 2010, en sintonía con las premisas expuestas por el Ejecutivo Nacional en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación (2007 - 2013).

Por su parte, la contracción estimada en la demanda agregada interna por efecto de los ingresos fiscales de origen interno, medida en términos del PIB, se ubica en 9,3%, donde el elemento fundamental en este comportamiento lo ejercen las proyecciones en la recaudación derivada de las principales rentas de origen interno; especialmente las que se encuentran bajo la jurisdicción del Servicio Nacional Integrado de Administración Aduanera y Tributaria, tales como: el impuesto sobre la renta a otras actividades y el impuesto al valor agregado neto, que representan el 15,7 por ciento y el 27,1 por ciento, respectivamente, del total de recursos estimados para el Proyecto de Ley de Presupuesto del 2010.

A efectos referenciales, en el siguiente cuadro se muestra la evolución de la demanda agregada interna de origen fiscal.

CUADRO N° 9-2.1
AUMENTO DE LA DEMANDA AGREGADA INTERNA DE ORIGEN FISCAL POR EFECTO DE LOS GASTOS FISCALES INTERNOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2008-2010

CONCEPTOS	2008 Acordado	2009 Acordado	2010 Proyecto
Remuneraciones	27.976,6	35.487,4	29.685,6
Compra de bienes, servicios y otros gastos corrientes	8.149,8	4.991,8	6.751,9
Intereses de la deuda interna	3.015,2	4.074,9	6.874,0
Transferencias corrientes	81.124,0	78.925,4	62.275,6
• Al sector privado	7.702,7	11.980,5	8.261,9
• Situado constitucional	13.257,1	12.308,1	10.594,2
• Entes descentralizados	60.164,2	54.636,8	43.419,4
Formación bruta de capital fijo y financiero	3.754,9	995,8	763,2
Transferencias de capital	40.108,5	37.559,2	30.626,1
• Al sector privado	126,6	77,7	87,8
• Situado constitucional	15.525,8	14.414,5	12.407,3
• Entes descentralizados	24.456,1	23.067,0	18.131,0
DAI Fiscal ampliada total	164.129,0	162.034,5	136.976,4
DAI ampliada / PIB	24,4%	22,5%	15,3%

Nota: Cada uno de los conceptos está ajustado con sus respectivas propensiones marginales.

CUADRO N° 9-2.2
DISMINUCIÓN DE LA DEMANDA AGREGADA INTERNA DE ORIGEN FISCAL POR EFECTOS DE LOS INGRESOS FISCALES NTERNOS
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑOS 2008 - 2010

CONCEPTOS	2008 Acordado	2009 Acordado	2010 Proyecto
Impuestos directos a personas	1.379,6	1.486,7	1.586,9
Impuestos directos a empresas	19.183,4	19.791,2	20.469,3
Impuestos indirectos	44.765,4	58.634,4	58.609,9
Ingresos no tributarios	2.762,0	3.404,1	2.418,6
Otros Ingresos de carácter extraordinarios	4.966,7	0,0	0,0
Disminución total en DAI	73.057,1	83.316,5	83.084,8
Disminución total en DAI/PIB	10,8%	11,6%	9,3%

Nota: Cada uno de los conceptos está ajustado con sus respectivas propensiones marginales.

CUADRO N° 9-2.3
EFECTO NETO DEL PRESUPUESTO FISCAL INTERNO SOBRE LA DEMANDA AGREGADA INTERNA DE ORIGEN FISCAL
PROYECTO DE LEY DE PRESUPUESTO 2010
(Millones de Bolívares)
AÑO 2008-2010

CONCEPTOS	2008 Acordado	2009 Acordado	2010 Proyecto
Efecto neto sobre DAI	91.071,8	78.717,9	53.891,6
Porcentaje con respecto al PIB	13,5%	10,9%	6,0%

9.3 Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal

El presente indicador constituye el espejo monetario de la expansión de la Demanda Agregada Interna de Origen Fiscal, al proyectar el monto de los recursos monetarios nuevos que el fisco inyecta a la economía, con el objeto materializar la ejecución de los proyectos de inversión, tanto de carácter social como de índole productiva.

La participación del gasto fiscal, en la expansión primaria de la base monetaria, se encuentra sujeta al efecto combinado, de las variaciones en sus componentes fundamentales: gasto fiscal pagado, desembolsos fiscales externos, desembolsos fiscales dirigidos al público y los ingresos internos.

Uno de los efectos importantes a nivel monetario presentes en el comportamiento de este indicador, lo constituye el financiamiento con recursos externos del déficit fiscal interno ajustado por financiamiento, dado que cuando se ejecuta esta acción, se produce una expansión de la base monetaria equivalente a la conversión del tipo de cambio.

Para el ejercicio fiscal 2010, la expansión primaria de la oferta monetaria disminuye 2,7 puntos porcentuales del Producto Interno Bruto (PIB), como se explica a continuación:

- **Gasto fiscal pagado**

  Se estima que esta variable descienda a Bs. 161.877,5 millones. Esta cifra estará influida por la disminución del gasto fiscal acordado, el cual se proyecta de conformidad con la estrategia del Ejecutivo Nacional, en programar un gasto público acorde con la situación coyuntural de la economía y las medidas anti-inflacionarias.

- **Desembolsos fiscales dirigidos al público**

  Este concepto surge de restarle al total del gasto fiscal efectivo pagado los desembolsos fiscales dirigidos al exterior, debido a que estos representan filtraciones externas que no tienen incidencia en la economía interna. Los desembolsos fiscales externos se estiman en Bs. 8.402,3 millones, experimentando un aumento con respecto al año anterior.

- **Oferta monetaria de origen fiscal**

  El resultado de restarle a los desembolsos fiscales dirigidos al público el total estimado de los ingresos internos, constituye la Expansión Primaria de la Oferta Monetaria.

Los ingresos internos, deben deducirse porque no forman parte de la oferta monetaria primaria; este rubro se estima en Bs. 114.965,8 millones, apreciándose una disminución interanual.

En conclusión, los resultados para los años 2008, proyectado 2009 y estimado 2010, muestran que la expansión monetaria de origen fiscal, tiende a reducirse de forma importante, demostrando la intención antiinflacionaria de la política fiscal.

El siguiente cuadro muestra las cifras a las que se hizo referencia.

CUADRO N° 9-3
EXPANSIÓN PRIMARIA DE LA OFERTA MONETARIA POR EFECTO DE LA GESTIÓN FISCAL
PROYECTO DE LEY DE PRESUPUESTO 2010
(MILLONES DE BOLÍVARES)
AÑO 2008-2010

	CONCEPTOS	2008 Acordado	2009 Acordado	2010 Proyecto
1.	Gasto fiscal acordado	192.543,4	192.940,0	159.406,1
2.	Variación de gastos fiscales a pagar	-10.247,1	-13.717,6	2.471,5
3.	**Gasto fiscal pagado (1+2)**	**182.296,3**	**179.222,4**	**161.877,5**
4.	Desembolsos netos de los entes descentralizados para el desarrollo económico y social de Venezuela	18.024,2	7.505,0	10.915,3
5.	**Gasto fiscal efectivo pagado (3+4)**	**200.320,5**	**186.727,3**	**172.792,8**
6.	Desembolsos fiscales externos	6.826,8	8.188,2	8.402,3
	6.1 Servicio de la deuda fiscal externa	6.069,4	7.566,1	7.752,0
	6.2 Otros pagos fiscales externos	757,5	622,1	650,3
7.	**Desembolsos fiscales dirigidos al público (5-6)**	**193.493,7**	**178.539,2**	**164.390,5**
8.	Ingresos internos	91.188,9	119.440,3	114.965,8
	8.1 Ingresos fiscales internos	87.330,9	112.814,9	107.259,6
	8.2 Ingresos internos de los entes descentralizados para el desarrollo económico y social de Venezuela	3.858,0	6.625,4	7.706,2
9.	**Oferta monetaria de origen fiscal (7-8)**	**102.304,7**	**59.098,8**	**49.424,7**
10.	Variación porcentual interanual	75,5%	-42,2%	-16,4%
11.	Porcentaje con respecto al Producto Interno Bruto (PIB)	15,2%	8,2%	5,5%

9.4 Resultado Financiero de la República - Base Caja

En términos generales, el resultado financiero -base caja- de la República, es la diferencia resultante de restarle a los ingresos fiscales recaudados en el año, los pagos realizados en función de:

- El presupuesto del año vigente
- Los compromisos pendientes del año anterior
- Las erogaciones correspondiente a los intereses del servicio de deuda
- Cualquier otro desembolso extrapresupuestario de carácter corriente o de capital, que realice la República y que impacte el resultado financiero.

En este sentido, el resultado financiero de la República - base caja, constituye una herramienta de análisis que evalúa en un solo tiempo los pagos presupuestarios del año vigente y las erogaciones pendientes de pago del ejercicio anterior, y a su vez recoge un espectro más amplio que el revelado por el movimiento del tesoro nacional, al registrar los gastos que realiza la administración central con aportes de los entes descentralizados o empresas y los movimientos financieros de los pasivos de la República, representen éstos salidas o no en efectivo.

Este enlace intra-período de los pagos, es el punto principal que lo diferencia de la Cuenta Ahorro- Inversión- Financiamiento (CAIF), dado que la metodología base caja recoge, ingresos y pagos proyectados, que van más allá de las consideraciones presupuestarias.

Para el año 2010, los ingresos base caja se espera alcancen, un monto de Bs. 124.724,0 millones, y la proyección del gasto a pagar se estima en Bs. 162.369,7 millones, generando un déficit de Bs. 37.575,7 millones, que en términos del PIB esperado equivale a 4,2%.

Los desembolsos corrientes y de capital estimados del año 2010 representan Bs. 139.048,9 millones, los pagos por compromisos pendientes del año 2009 se estiman en Bs. 22.993,8 millones y los gastos por subsidios ascienden a Bs. 327,0 millones.

La política de desembolsos trazada por el Ejecutivo Nacional está basada en los lineamientos que a continuación se describen:

- La realización de los desembolsos contenidos en la ley especial de endeudamiento, dependerá de la disponibilidad efectiva de los recursos por parte de la Oficina Nacional del Tesoro (ONT)
- La proyección de los pagos del gasto de funcionamiento del presupuesto para el año 2010 y los pagos pendiente del 2009, se realizan de acuerdo al comportamiento histórico de los últimos cinco años, sin incluir los pagos correspondientes al refinanciamiento o reestructuración del servicio de deuda, ya que los mismos están referidos a la amortización.

El déficit fiscal previsto para el año 2010, se explica principalmente por los siguientes eventos:

- Estimación mesurada de los ingresos petroleros, en consideración a la estrategia de mínimo riesgo, la cual pretende evitar que las fluctuaciones de éstos, se traduzcan en grandes variaciones del presupuesto nacional, que incidan desfavorablemente en el logro de las metas macroeconómicas establecidas.

- Mantenimiento del gasto corriente destinado primordialmente a la inversión social, cuyo financiamiento proviene de incremento de pasivos, ya que se observa que la asignación para el mantenimiento de la operatividad de la administración pública responde a criterios de prudencia y discreción, en correspondencia con los lineamientos establecidos para la formulación presupuestaria

- Cobertura del 61,2 por ciento, de las erogaciones del servicio de deuda recogida en el presupuesto con nuevo endeudamiento.

CUADRO Nº 9-4
RESULTADO FINANCIERO LA REPÚBLICA - BASE CAJA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2010
(Millones de Bolívares)

CONCEPTOS	MONTOS
Ingresos	**124.794,0**
Pagos Netos	**162.363,5**
Del año vigente	139.048,9
Del año anterior	22.993,8
Subsidios Directos y Otros Pagos	**327,0**
Déficit Fiscal Financiero	**-37.575,7**
Déficit Fiscal Financiero Porcentaje del PIB	**-4,2**

INFORMACIÓN ESTADÍSTICA

EXPOSICIÓN DE MOTIVOS 2010

CAPÍTULO 5

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

Listado de cuadros de la serie estadística (2005- 2010)

Cuadro 5.1-1

Ingresos y Fuentes de Financiamiento de la República

(Miles de Bolívares)

2005 - 2010

CONCEPTOS	2005	2006	2007 1/	2008 2/	2009 3/	2010 4/
A. INGRESOS CORRIENTES	**83.181.097**	**116.812.842**	**138.404.209**	**165.306.376**	**132.776.760**	**124.072.530**
A.1 INGRESOS CORRIENTES ORDINARIOS	76.548.583	111.060.752	130.357.409	152.141.630	127.976.528	124.072.530
1. Petroleros	40.706.954	62.721.238	71.701.496	82.432.206	43.096.548	39.428.249
1.1 Ingresos Tributarios	11.183.976	15.747.266	20.015.624	17.834.247	9.642.676	6.719.816
Impuestos Directos	11.183.976	15.747.266	20.015.624	17.834.247	9.642.676	6.719.816
- Impuesto Sobre la Renta	11.183.976	15.747.266	20.015.624	17.834.247	9.642.676	6.719.816
1.2 Ingresos no Tributarios	29.522.978	46.973.973	51.685.872	64.597.959	33.453.872	32.708.433
- Ingresos del Dominio Petrolero	26.690.978	44.141.973	46.153.872	60.297.959	29.153.872	28.408.433
- Utilidades, Rentas y Dividendos	2.832.000	2.832.000	5.532.000	4.300.000	4.300.000	4.300.000
Dividendos de petróleos de Venezuela, S.A. (Pdvsa)	2.832.000	2.832.000	5.532.000	4.300.000	4.300.000	4.300.000
2. No Petroleros	35.841.629	48.339.513	58.655.913	69.709.424	84.879.980	84.644.281
2.1 Ingresos Tributarios	35.144.458	45.819.845	56.235.238	66.703.100	82.452.629	83.753.662
Impuestos Directos	7.372.592	11.968.202	16.917.965	21.937.650	23.818.181	25.143.721
- Impuesto Sobre la Renta	7.317.374	11.896.620	16.803.997	21.819.137	23.691.305	25.002.182
Hierro	0	24.121	26.692	21.265	36.725	0
Otros minerales	0	8.967	30.795	0	152.397	0
Otras actividades 5/	7.317.374	11.863.533	16.746.509	21.797.872	23.502.182	25.002.182
- Impuesto Sobre Herencias, Legados y Regalos	55.218	71.582	113.968	118.513	126.876	141.539
Impuestos sobre sucesiones, donaciones y demás ramos conexos	55.218	71.582	113.968	118.513	126.876	141.539
Impuestos Indirectos	27.771.866	33.851.643	39.317.273	44.765.449	58.634.449	58.609.941
- Impuestos de Importación	3.652.224	5.507.406	7.965.536	7.266.985	9.935.016	6.733.016
- Impuestos sobre la produccón, el consumo y las transacciones financieras	24.093.500	28.307.218	31.261.434	37.327.920	48.522.843	51.644.967
Impuesto al valor agregado (Neto)	19.474.350	25.298.131	27.952.107	31.396.222	41.758.271	43.167.721
Impuestos de licores	426.971	669.952	939.582	1.291.228	1.292.206	1.661.701
Impuestos de cigarrillos	703.776	931.958	1.364.185	3.246.492	3.998.580	5.043.799
Impuesto a la producción de fósforos	1.092	4.621	1.660	682	1.405	0
Impuesto al consumo general a la gasolina	145.987	168.449	156.823	192.507	156.533	263.637
Impuesto al consumo general de otros derivados del petróleo	325.791	571.303	541.929	965.492	723.261	793.024
Impuesto al consumo propio de gasolina	0	9.998	2.500	274	186	2.000
Impuesto al consumo propio de otros derivados del petróleo	0	9.486	2.678	15.608	13.886	15.000
Impuesto sobre telecomunicaciones	236.979	323.330	299.971	219.415	578.515	698.085
Derechos de registro inmobiliario	35.673	0	0	0	0	0
Impuesto al débito bancario 6/	2.742.882	322.992	0	0	0	0
- Impuestos a las actividades de juegos de envite o azar	26.142	37.019	90.304	170.544	176.589	231.958
2.2 Ingresos no Tributarios	475.974	569.331	909.709	976.527	1.045.496	658.802
Ingresos por Tasas	413.557	489.720	781.879	912.813	883.708	562.607
Servicios de aduana	293.230	382.986	687.774	791.908	702.915	394.451
Servicio de telecomunicaciones	0	0	0	27.405	33.197	46.685
Servicio de riego y drenaje	0	3	0	1	0	0
Bandas de garantía, cápsulas y sellos	12.438	15.224	17.560	31.272	53.932	39.284
Timbres fiscales	96.947	84.158	67.311	54.266	54.718	72.089
Servicios sociales y administrativos	10.941	7.349	9.233	7.962	38.947	10.098
Ingresos del Dominio Minero	62.417	79.611	127.830	63.714	161.787	96.195
Hierro	15.105	18.403	11.561	8.383	30.003	40.234
Otros minerales	47.312	61.208	116.269	55.331	131.784	55.961

Cuadro 5.1-2

Ingresos y Fuentes de Financiamiento de la República

(Miles de Bolívares)

2005 - 2010

CONCEPTOS	2005	2006	2007 1/	2008 2/	2009 3/	2010 4/
2.3 Ingresos por la Venta de Bienes y Servicios de la Administración Pública	706	1.280	1.184	1.969	2.332	0
Ingresos por la venta de publicaciones oficiales y formularios	706	1.280	1.184	1.969	2.332	0
2.4 Ingresos de la Propiedad	886	1.057.867	220.207	442.535	151.564	533
Utilidades Netas Semestrales BCV	0	997.015	71.279	442.379	151.083	0
Alquileres	886	876	657	156	481	533
Utilidades de acciones y participaciones del sector privado empresarial	0	222	86	0	0	0
Intereses por depósitos a plazo fijo	0	34.241	44.244	0	0	0
Intereses por depósitos a la vista	0	25.513	103.941	0	0	0
2.5 Otros Ingresos	219.604	891.190	1.289.575	1.585.293	1.227.959	231.284
2.5.1 Otros Ingresos Ordinarios Seniat	0	0	382.543	1.461.782	635.018	0
2.5.2 Diversos Ingresos	123.267	825.156	553.666	20.446	102.721	68.942
Multas por varios ramos	93.964	255.983	225.380	12.164	50.972	45.696
Intereses moratorios	29.192	569.157	328.285	8.243	51.636	23.202
Reparos fiscales	111	16	1	38	112	44
2.5.3 Otros Ingresos Ordinarios	96.338	66.034	353.366	103.065	490.221	162.342
A.2 INGRESOS CORRIENTES EXTRAORDINARIOS	6.632.514	5.752.090	8.046.800	13.164.746	4.800.232	0
1. Petroleros	0	0	0	0	0	0
1.1 No Tributarios	0	0	0	0	0	0
2. No Petroleros	6.632.514	5.752.090	8.046.800	13.164.746	4.800.232	0
2.1 Tributarios	0	0	2.609.656	6.131.758	0	0
- Impuesto a las Transacciones Financieras	0	0	2.609.656	6.131.758	0	0
2.2 No Tributarios	6.632.514	5.752.090	5.437.144	7.032.988	4.800.232	0
- Utilidades Netas Semestrales BCV	5.220.421	0	0	0	0	0
- Otros Ingresos Extraordinarios:	1.412.093	5.752.090	5.437.144	7.032.988	4.800.232	0
Intereses de inversiones	1.066.240	0	839.355	1.407.128	0	0
Dividendos otros 7/	0	0	0	576.478	633.187	0
Intereses sobre títulos valores	20.264	0	0	0	0	0
Ganancias en ventas de títulos valores	75.491	0	0	0	0	0
Venta de gasolina y otros derivados	15	0	0	0	0	0
Intereses por licencia del gas	213.386	0	0	0	0	0
Participación en otras actividades petroleras	36.697	0	0	0	0	0
Intereses de colaterales	0	718.869	0	0	0	0
Intereses colocaciones ONT	0	875.938	0	0	0	0
Prima por emisión de bonos	0	2.040.988	1.662.731	0	0	0
Inversiones ONT	0	2.049.723	0	0	0	0
Ingresos por obtención indebida de devoluciones o reintegros	0	65.841	65.959	0	0	0
Finiquito de fideicomiso	0	599	0	0	0	0
Ingresos obtenidos por procesos licitatorios	0	2	0	0	0	0
Pagos por siniestros	0	129	0	0	0	0
Prima y utilidades Bonos del Sur II	0	0	910.487	0	0	0
Otras operaciones de inversiones	0	0	604.554	1.392.384	0	0
Devolución de fondos	0	0	8.766	0	0	0
Reintegros por siniestros	0	0	227	0	0	0
Transferencia del Fonden C.A. al Tesoro Nacional Fondo Miranda III	0	0	1.083.750	0	0	0
Otorgamiento concesión Movilnet	0	0	258.000	0	0	0
Donación de la Comunidad Económica Europea	0	0	3.239	0	0	0
Ingresos por indemnización	0	0	76	0	0	0
Prima bonos (oferta combinada Bonos Soberanos Internacionales 2023-2028)	0	0	0	844.000	0	0
Traspasos del Fonden al Fondo Simón Bolivar	0	0	0	2.812.997	0	0
Transferencia de recursos del servicio autónomo de Registro y Notaria "Fondo Renot"	0	0	0	0	290.000	0
Transferencia del Fondo MAO proveniente de Bandes	0	0	0	0	200.000	0
Intereses de inversiones ONT	0	0	0	0	479.241	0
Otras operaciones de inversiones por ganancias en ventas de títulos valores	0	0	0	0	3.197.804	0

Cuadro 5.1-3

Ingresos y Fuentes de Financiamiento de la República

(Miles de Bolívares)

2005 - 2010

CONCEPTOS	2005	2006	2007 1/	2008 2/	2009 3/	2010 4/
B. FUENTES DE FINANCIAMIENTO	**11.968.606**	**11.542.567**	**8.750.714**	**11.937.001**	**38.675.381**	**35.333.532**
B.1 DISMINUCIÓN DE ACTIVOS FINANCIEROS	425.462	4.701.632	600.788	3.128.890	1.291.509	92.016
1. Disminución de deudas de cuentas por rendir a corto plazo (reintegros)	162.103	126	334.082	1.228.890	811.734	92.016
1.1 Efectuados por cuentadantes y particulares 8/	162.103	126	334.082	1.228.890	811.734	92.016
2. Ingresos por devoluciones	79.610	0	0	0	0	0
3. Disminución de fondos en avance, anticipo y en fideicomiso	0	301.545	266.706	0	0	0
4. Disminución de depósitos en garantía a mediano y largo plazo	0	4.399.961	0	0	0	0
5. Disminución de otros activos financieros	183.750	0	0	1.900.000	479.775	0
5.1 Venta de bienes	11	0	0	0	0	0
5.2 Pagares Convenio Cuba	22.334	0	0	0	0	0
5.3 Pagares Convenio Jamaica	4.382	0	0	0	0	0
5.4 Operaciones Swap de Crédito Público	157.022	0	0	0	0	0
5.5 Remanente de reintegro de Proyecto Social Especial	0	0	0	1.900.000	0	0
5.6 Otros activos financieros 9/	0	0	0	0	479.775	0
B.2 INCREMENTO DE PASIVOS FINANCIEROS						
1. ENDEUDAMIENTO:	11.543.144	6.840.935	8.149.927	8.808.111	37.383.872	35.241.516
1.1 Proyectos por endeudamiento	3.507.480	260.315	3.027.624	2.517.211	4.743.376	4.948.462
Proyectos por endeudamiento año vigente	3.479.072	213.516	3.009.915	2.400.856	4.602.563	4.948.462
Proyectos por endeudamiento años anteriores	28.408	46.799	17.709	116.356	140.814	0
1.2 Gestión fiscal	0	0	0	0	22.000.000	20.000.000
1.3 Servicio deuda pública	7.933.123	6.580.620	5.122.303	6.290.900	7.640.496	10.293.054
1.4 Cancelación de compromisos	102.541	0	0	0	0	0
1.5 Proyectos agricolas	0	0	0	0	3.000.000	0
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**95.149.703**	**128.355.409**	**147.154.923**	**177.243.377**	**171.452.141**	**159.406.062**

1/ Cifras reales Enero - Septiembre, provisionales Octubre - Diciembre.
2/ Cifras provisionales Enero - Diciembre.
3/ Cifras provisionales Enero - Agosto, estimadas Septiembre - Diciembre.
4/ Proyecto de Ley de Presupuesto.
5/ Incluye ISLR personas naturales e ISLR otras personas jurídicas.
6/ Se incluye como Ingreso Ordinario a partir del año 2005.
7/ Los montos indicados corresponden a Dividendos cancelados a la República por Cantv
8/ En los años 2008 y 2009 se incluyen reintegros no utilizados en ejercicios anteriores.
9/ Incluye recursos del Fondo Miranda V.

Fuente: Onapre

Nota: Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01 01 2008 a objeto de mantener la uniformidad de la serie estadística.

CAPÍTULO 6

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

Listado de cuadros de la serie estadística (2005 - 2010)

Cuadro 6.1
Clasificación Institucional del Gasto
(Miles de Bolívares)
2005-2009

ORGANISMOS	2005	2006	2007	2008	2009 a/
TOTAL	**86.288.237**	**128.261.073**	**143.243.259**	**192.543.448**	**192.939.987**
01 ASAMBLEA NACIONAL	341.971	641.253	714.507	946.351	857.570
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	105.603	137.500	144.460	177.006	231.877
03 CONSEJO NACIONAL ELECTORAL	939.685	1.110.554	1.226.415	1.637.782	1.724.100
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	439.289	622.321	930.620	1.224.847	1.026.178
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	17.056.143	22.282.444	17.989.863	23.753.568	19.717.695
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	5.126.199	6.455.594	6.751.082	9.199.346	9.219.000
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	9.102.300	14.741.549	19.023.897	25.339.588	31.060.277
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	5.136.382	7.545.604	11.112.025	15.170.939	18.882.568
16 MINISTERIO DE ENERGÍA Y MINAS	28.344	0	0	0	0
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	1.546.947	2.946.471	2.723.420	3.399.665	1.832.425
21 TRIBUNAL SUPREMO DE JUSTICIA	1.666.072	2.369.491	3.196.385	4.033.454	4.123.183
23 MINISTERIO PÚBLICO	436.498	552.227	710.722	1.159.645	1.047.805
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	36.994	62.475	84.762	122.342	138.834
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	17.658.167	27.283.525	29.549.277	38.536.028	35.662.791
27 MINISTERIO DE PRODUCCIÓN Y EL COMERCIO	5.820	0	0	0	0
28 MINISTERIO DEL PODER POPULAR PARA LA INFRAESTRUCTURA	5.728.917	6.563.297	4.167.530	6.696.536	0
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	2.322.426	4.373.144	5.090.813	4.559.754	7.308.864
30 MINISTERIO DEL PODER POPULAR PARA CIENCIA Y TECNOLOGÍA	714.634	684.599	880.920	843.008	0
31 MINISTERIO DE SALUD Y DESARROLLO SOCIAL	4.862.989	0	0	0	0
32 DEFENSORÍA DEL PUEBLO	36.339	43.315	48.548	85.168	82.427
33 VICEPRESIDENCIA DE LA REPÚBLICA	45.256	95.654	106.927	165.078	749.018
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	459.201	2.269.981	2.831.655	5.238.191	6.035.512
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	5.402.561	9.335.826	9.664.102	12.860.647	13.313.192
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	354.488	350.903	390.360	693.305	818.883
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	168.747	365.421	411.946	544.882	642.408
38 CONSEJO MORAL REPUBLICANO	2.977	2.991	3.016	4.416	4.121
39 SUPERINTENDENCIA NACIONAL DE AUDITORIA INTERNA	19.855	20.477	20.910	20.910	20.643
40 MINISTERIO DEL PODER POPULAR PARA LA ECONOMÍA COMUNAL	1.520.734	2.573.191	1.512.173	1.196.330	0
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	1.088.320	932.626	2.373.329	4.256.135	3.483.499
42 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS LIGERAS Y COMERCIO	160.112	349.525	274.029	411.759	0
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	506.952	336.920	113.997	220.843	119.234
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	271.994	160.280	115.304	138.115	179.010
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	450.633	450.071	2.084.793	2.951.738	3.019.912
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	317.941	693.125	889.721	1.078.035	907.844
47 MINISTERIO DEL PODER POPULAR PARA LA VIVIENDA Y HÁBITAT	2.054.326	4.897.774	5.691.668	6.176.071	0
48 MINISTERIO DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL	171.077	869.041	1.829.409	6.564.967	0
49 MINISTERIO DEL PODER POPULAR PARA LA SALUD	0	6.141.904	7.749.565	10.755.940	0
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	0	0	951.690	833.219	794.551
51 MINISTERIO DEL PODER POPULAR PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA	0	0	1.660.001	955.468	0
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	0	0	223.318	291.474	144.116
53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO					292.175
54 MINISTERIO DEL PODER POPULAR PARA LA SALUD					11.317.573
55 MINISTERIO DEL PODER POPULAR PARA LAS OBRAS PUBLICAS Y VIVIENDA					9.645.815
56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGIA E INDUSTRIAS INTERMEDIAS					1.630.013
57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCION SOCIAL					5.810.102
58 MINISTERIO DEL PODER POPULAR PARA LA MUJER Y LA IGUALDAD DE GENERO					996.172
RECTIFICACIONES AL PRESUPUESTO	1.344	0	0	898	0

Fuente: Onapre

Notas:

a/ Cifras estimadas al 31/12/2009

Los valores monetarios para los años 2004-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.2

Clasificación Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

ÓRGANOS DE LA REPÚBLICA	MONTO
TOTAL	**159.406.061.772**
01 ASAMBLEA NACIONAL	817.521.807
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	166.223.105
03 CONSEJO NACIONAL ELECTORAL	1.633.401.387
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	1.046.149.918
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	20.658.280.025
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	8.604.293.447
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	23.628.394.139
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	11.554.047.276
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	1.687.528.211
21 TRIBUNAL SUPREMO DE JUSTICIA	3.682.426.653
23 MINISTERIO PÚBLICO	1.023.545.941
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	85.084.061
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	30.339.829.257
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	6.887.406.466
32 DEFENSORÍA DEL PUEBLO	74.220.818
33 VICEPRESIDENCIA DE LA REPÚBLICA	695.501.375
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	2.221.721.002
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	10.629.294.134
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	337.552.636
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	3.322.615.068
38 CONSEJO MORAL REPUBLICANO	4.110.988
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	20.274.619
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	2.854.719.850
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	831.203.961
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	128.144.007
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	1.781.317.467
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	838.480.225
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	654.168.646
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	144.115.850
53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO	226.458.981
54 MINISTERIO DEL PODER POPULAR PARA LA SALUD	9.332.105.290
55 MINISTERIO DEL PODER POPULAR PARA OBRAS PÚBLICAS Y VIVIENDA	7.069.005.361
56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS	1.413.522.607
57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL	3.469.355.081
58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GÉNERO	303.316.817
RECTIFICACIONES AL PRESUPUESTO	1.240.725.296

Fuente: Onapre

Cuadro 6.3

Clasificación Institucional del Gasto por Fuentes de Financiamiento

Proyecto de Ley Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTIÓN FISCAL	OTRAS FUENTES	TOTAL
TOTAL	**124.072.529.585**	**4.948.462.083**	**10.293.053.746**	**20.000.000.000**	**92.016.358**	**159.406.061.772**
01 ASAMBLEA NACIONAL	817.521.807	0	0	0	0	817.521.807
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	166.223.105	0	0	0	0	166.223.105
03 CONSEJO NACIONAL ELECTORAL	1.433.401.387	0	0	200.000.000	0	1.633.401.387
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	828.778.185	0	0	217.371.733	0	1.046.149.918
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	9.458.269.921	24.940.000	10.293.053.746	790.000.000	92.016.358	20.658.280.025
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	6.390.282.478	120.010.969	0	2.094.000.000	0	8.604.293.447
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	17.912.394.139	0	0	5.716.000.000	0	23.628.394.139
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	8.940.047.276	0	0	2.614.000.000	0	11.554.047.276
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	803.471.470	884.056.741	0	0	0	1.687.528.211
21 TRIBUNAL SUPREMO DE JUSTICIA	3.501.014.032	0	0	181.412.621	0	3.682.426.653
23 MINISTERIO PÚBLICO	1.023.545.941	0	0	0	0	1.023.545.941
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	85.084.061	0	0	0	0	85.084.061
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	29.747.542.546	63.286.711	0	529.000.000	0	30.339.829.257
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	6.861.370.692	26.035.774	0	0	0	6.887.406.466
32 DEFENSORÍA DEL PUEBLO	74.220.818	0	0	0	0	74.220.818
33 VICEPRESIDENCIA DE LA REPÚBLICA	562.743.632	132.757.743	0	0	0	695.501.375
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	1.870.069.584	79.651.418	0	272.000.000	0	2.221.721.002
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	8.014.294.134	0	0	2.615.000.000	0	10.629.294.134
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	337.552.636	0	0	0	0	337.552.636
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	3.322.615.068	0	0	0	0	3.322.615.068
38 CONSEJO MORAL REPUBLICANO	4.110.988	0	0	0	0	4.110.988
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	20.274.619	0	0	0	0	20.274.619
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	2.854.719.850	0	0	0	0	2.854.719.850
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	102.125.149	729.078.812	0	0	0	831.203.961
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	128.144.007	0	0	0	0	128.144.007
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	250.060.359	1.531.257.108	0	0	0	1.781.317.467
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	838.480.225	0	0	0	0	838.480.225
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	654.168.646	0	0	0	0	654.168.646
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	144.115.850	0	0	0	0	144.115.850
53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO	226.458.981	0	0	0	0	226.458.981
54 MINISTERIO DEL PODER POPULAR PARA LA SALUD	6.805.470.836	2.634.454	0	2.524.000.000	0	9.332.105.290
55 MINISTERIO DEL PODER POPULAR PARA OBRAS PÚBLICAS Y VIVIENDA	4.383.253.008	1.354.752.353	0	1.331.000.000	0	7.069.005.361
56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS	1.165.306.961	0	0	248.215.646	0	1.413.522.607
57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL	2.801.355.081	0	0	668.000.000	0	3.469.355.081
58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GÉNERO	303.316.817	0	0	0	0	303.316.817
RECTIFICACIONES AL PRESUPUESTO	1.240.725.296	0	0	0	0	1.240.725.296

Fuente: Onapre

Cuadro 6.4

Clasificación Institucional del Gasto por Acciones Centralizadas y por Proyectos

Proyecto de Ley Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFIC.	TOTAL
TOTAL	**95.295.957.947**	**62.869.378.529**	**1.240.725.296**	**159.406.061.772**
01 ASAMBLEA NACIONAL	469.774.518	347.747.289	0	817.521.807
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	113.873.140	52.349.965	0	166.223.105
03 CONSEJO NACIONAL ELECTORAL	1.418.111.250	215.290.137	0	1.633.401.387
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	588.313.004	457.836.914	0	1.046.149.918
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	19.387.109.225	1.271.170.800	0	20.658.280.025
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	6.544.698.394	2.059.595.053	0	8.604.293.447
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	8.806.191.474	14.822.202.665	0	23.628.394.139
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	1.065.211.633	10.488.835.643	0	11.554.047.276
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	724.457.970	963.070.241	0	1.687.528.211
21 TRIBUNAL SUPREMO DE JUSTICIA	1.396.409.135	2.286.017.518	0	3.682.426.653
23 MINISTERIO PÚBLICO	518.027.952	505.517.989	0	1.023.545.941
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	43.847.647	41.236.414	0	85.084.061
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	28.502.958.327	1.836.870.930	0	30.339.829.257
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	6.708.265.575	179.140.891	0	6.887.406.466
32 DEFENSORÍA DEL PUEBLO	24.515.955	49.704.863	0	74.220.818
33 VICEPRESIDENCIA DE LA REPÚBLICA	123.263.071	572.238.304	0	695.501.375
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	1.483.294.572	738.426.430	0	2.221.721.002
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	4.635.012.755	5.994.281.379	0	10.629.294.134
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	178.903.100	158.649.536	0	337.552.636
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	301.141.295	3.021.473.773	0	3.322.615.068
38 CONSEJO MORAL REPUBLICANO	2.220.073	1.890.915	0	4.110.988
39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	13.421.112	6.853.507	0	20.274.619
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	244.120.360	2.610.599.490	0	2.854.719.850
43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	35.718.571	795.485.390	0	831.203.961
44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	112.587.236	15.556.771	0	128.144.007
45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	70.113.628	1.711.203.839	0	1.781.317.467
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	290.290.599	548.189.626	0	838.480.225
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	195.282.559	458.886.087	0	654.168.646
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	30.810.956	113.304.894	0	144.115.850
53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO	201.328.252	25.130.729	0	226.458.981
54 MINISTERIO DEL PODER POPULAR PARA LA SALUD	3.507.101.395	5.825.003.895	0	9.332.105.290
55 MINISTERIO DEL PODER POPULAR PARA OBRAS PÚBLICAS Y VIVIENDA	4.057.448.106	3.011.557.255	0	7.069.005.361
56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS	928.257.153	485.265.454	0	1.413.522.607
57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL	2.491.069.400	978.285.681	0	3.469.355.081
58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GÉNERO	82.808.555	220.508.262	0	303.316.817
RECTIFICACIONES AL PRESUPUESTO	0	0	1.240.725.296	1.240.725.296

Fuente: Onapre

Cuadro 6.5

Clasificación Institucional por Objeto del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

ORGANISMOS	4.01 GASTOS DE PERSONAL	4.02 MATERIALES, SUMINISTROS Y MERCANCÍAS	4.03 SERVICIOS NO PERSONALES	4.04 ACTIVOS REALES	4.05 ACTIVOS FINANCIEROS	4.06 DEFENSA Y SEGURIDAD DEL ESTADO	4.07 TRANSFERENCIAS Y DONACIONES	4.08 OTROS GASTOS	4.09 ASIGNACIONES NO DISTRIBUIDAS	4.10 SERVICIO DE LA DEUDA PÚBLICA	4.11 DISMINUCIÓN DE PASIVOS	4.98 RECTIFIC.	TOTAL
TOTAL	**36.458.306.209**	**2.722.389.480**	**3.091.048.258**	**761.682.289**	**16.000.000**	**139.707.180**	**96.800.022.324**	**727.873**	**981.148.358**	**16.807.724.494**	**386.580.011**	**1.240.725.296**	**159.406.061.772**
01 ASAMBLEA NACIONAL	467.786.736	13.821.691	27.719.810	14.626.568	0	0	290.567.002	0	0	0	3.000.000	0	817.521.807
02 CONTRALORÍA GENERAL DE LA REPÚBLICA	81.083.015	4.467.002	13.625.857	4.988.105	0	0	61.940.645	0	0	0	118.481	0	166.223.105
03 CONSEJO NACIONAL ELECTORAL	776.573.869	43.051.682	435.858.127	17.072.890	0	0	319.538.810	0	0	0	41.306.009	0	1.633.401.387
06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES	671.005.837	25.248.033	199.566.378	9.565.466	0	270.000	134.956.704	0	0	0	5.537.500	0	1.046.149.918
07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS	693.148.610	19.350.295	56.259.630	14.800.159	16.000.000	0	2.061.748.520	700.000	981.148.358	16.807.724.494	7.399.959	0	20.658.280.025
08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA	6.074.208.708	582.004.123	422.228.233	136.705.451	0	103.962.180	1.277.944.032	0	0	0	7.240.720	0	8.604.293.447
10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN	15.741.350.987	887.785.478	224.204.626	13.443.989	0	0	6.493.394.161	0	0	0	268.214.898	0	23.628.394.139
13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL	303.196.354	10.077.090	38.634.791	6.898.488	0	0	11.193.240.553	0	0	0	2.000.000	0	11.554.047.276
17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE	458.024.917	17.071.749	52.805.123	12.353.603	0	0	1.144.772.819	0	0	0	2.500.000	0	1.687.528.211
21 TRIBUNAL SUPREMO DE JUSTICIA	2.799.639.965	65.667.320	196.286.867	44.040.914	0	0	571.622.951	0	0	0	5.168.636	0	3.682.426.653
23 MINISTERIO PÚBLICO	784.132.739	22.218.544	75.524.900	35.752.734	0	0	103.657.024	0	0	0	2.260.000	0	1.023.545.941
25 PROCURADURÍA GENERAL DE LA REPÚBLICA	71.651.034	975.600	5.642.885	322.500	0	0	6.422.042	0	0	0	70.000	0	85.084.061
26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA	1.629.833.089	177.501.674	113.807.903	92.997.355	0	35.475.000	28.289.954.235	0	0	0	260.001	0	30.339.829.257
29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO	70.176.169	10.245.824	76.806.308	6.500.000	0	0	6.723.128.256	0	0	0	549.909	0	6.887.406.466
32 DEFENSORÍA DEL PUEBLO	60.113.883	1.290.000	10.525.892	509.999	0	0	1.481.044	0	0	0	300.000	0	74.220.818
33 VICEPRESIDENCIA DE LA REPÚBLICA	49.006.676	13.372.556	19.270.625	6.543.497	0	0	607.287.021	0	0	0	21.000	0	695.501.375
34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS	249.222.209	10.778.996	56.366.525	33.791.658	0	0	1.864.972.650	0	0	0	6.588.964	0	2.221.721.002
35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR	174.366.148	18.441.064	98.274.790	33.704.760	0	0	10.304.507.372	0	0	0	0	0	10.629.294.134
36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN	72.707.813	15.274.063	79.875.270	3.475.900	0	0	165.719.590	0	0	0	500.000	0	337.552.636
37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA	266.388.274	27.090.919	75.147.411	4.251.925	0	0	2.948.746.987	0	0	0	989.552	0	3.322.615.068
38 CONSEJO MORAL REPUBLICANO	2.763.323	296.800	988.965	61.900	0	0	0	0	0	0	0	0	4.110.988
40 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	17.469.532	155.215	2.353.903	5.000	0	0	290.969	0	0	0	0	0	20.274.619
41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN	91.240.879	9.956.955	34.078.562	16.919.514	0	0	2.702.314.850	0	0	0	239.090	0	2.854.719.850
42 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	68.000.190	3.544.766	7.621.461	1.162.700	0	0	750.724.844	0	0	0	150.000	0	831.203.961
43 MINISTERIO DEL PODER POPULAR PARA EL TURISMO	60.983.704	6.450.565	23.230.590	5.953.331	0	0	27.800.000	27.873	0	0	3.697.944	0	128.144.007
44 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO	159.604.894	8.794.109	14.076.219	3.733.240	0	0	1.594.475.753	0	0	0	633.252	0	1.781.317.467
46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA	146.526.390	14.017.969	65.749.750	14.165.968	0	0	598.020.148	0	0	0	0	0	838.480.225
50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE	86.519.428	19.727.841	104.957.500	3.869.239	0	0	439.094.638	0	0	0	0	0	654.168.646
52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS	29.043.476	11.344.139	19.402.963	22.902.974	0	0	61.422.298	0	0	0	0	0	144.115.850
53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO	91.639.734	7.992.104	24.114.660	3.069.836	0	0	99.642.647	0	0	0	0	0	226.458.981
54 MINISTERIO DEL PODER POPULAR PARA LA SALUD	2.719.255.644	558.469.865	207.369.037	88.494.755	0	0	5.748.415.989	0	0	0	10.100.000	0	9.332.105.290
55 MINISTERIO DEL PODER POPULAR PARA OBRAS PÚBLICAS Y VIVIENDA	942.566.232	43.371.032	121.058.143	44.183.022	0	0	5.915.544.846	0	0	0	2.282.086	0	7.069.005.361
56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTER	132.847.968	6.910.577	36.009.643	9.251.967	0	0	1.228.252.452	0	0	0	250.000	0	1.413.522.607
57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL	366.278.286	60.764.506	131.757.113	48.403.496	0	0	2.846.949.670	0	0	0	15.202.010	0	3.469.355.081
58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GÉNERO	49.979.497	4.859.334	19.847.798	7.159.386	0	0	221.470.802	0	0	0	0	0	303.316.817
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0	0	1.240.725.296	1.240.725.296

Fuente: Onapre

Cuadro 6.6
Clasificación por Objeto del Gasto
(Miles de Bolívares)
2005

	DENOMINACIÓN	MONTO
	T O T A L	**86.288.237**
4.01	GASTOS DE PERSONAL	12.276.524
4.02	MATERIALES Y SUMINISTROS	1.251.405
4.03	SERVICIOS NO PERSONALES	1.615.870
4.04	ACTIVOS REALES	2.185.473
4.05	ACTIVOS FINANCIEROS	1.012.721
4.06	SERVICIO DE LA DEUDA PÚBLICA Y DISMINUCIÓN DE OTROS ACTIVOS	14.541.300
4.07	TRANSFERENCIAS	52.904.532
4.10	GASTOS POR INDEMNIZACIONES Y SANCIONES PECUNIARIAS	135
4.12	EGRESOS SIN AFECTACIÓN EN TESORERÍA NACIONAL	
4.51	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	198.344
4.52	ASIGNACIONES NO DISTRIBUIDAS	300.590
4.98	RECTIFICACIONES AL PRESUPUESTO	1.343

Fuente: Onapre
Nota:

- Los valores monetarios para el año 2005, se expresan en escala monetaria vigente a partir del 01/0172008 a objeto de mantener la uniformidad de la serie estadística.
- La Clasificación Por Objeto del Gasto está elaborada de acuerdo al Plan Único de Cuentas

Cuadro 6.7
Clasificación por Objeto del Gasto
2006-2009

PART.	DENOMINACIÓN	2006	2007	2008	2009 a/
	TOTAL	**128.261.073**	**143.243.259**	**192.543.448**	**192.939.987**
4.01	GASTOS DE PERSONAL	18.464.452	25.800.637	34.314.564	41.058.630
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.789.314	2.037.051	4.555.730	4.268.875
4.03	SERVICIOS NO PERSONALES	2.278.881	3.160.483	3.570.856	3.064.242
4.04	ACTIVOS REALES	2.684.822	2.185.175	2.136.499	878.391
4.05	ACTIVOS FINANCIEROS	1.305.589	1.956.043	1.611.844	3.166.288
4.06	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	184.804	179.020	186.525	146.851
4.07	TRANSFERENCIAS Y DONACIONES	80.408.903	94.950.524	127.679.066	123.218.166
4.08	OTROS GASTOS	266	1	12.969	1.025
4.09	ASIGNACIONES NO DISTRIBUIDAS	408.751	5.194	700.149	439.000
4.10	SERVICIO DE LA DEUDA PÚBLICA	15.823.001	12.752.102	16.915.828	16.242.558
4.11	DISMINUCIÓN DE PASIVOS	4.912.290	217.029	858.520	455.961
4.98	RECTIFICACIONES AL PRESUPUESTO	0	0	898	0

Fuente: Onapre

Notas:

a/ Cifras estimadas al 31/12/2009

- Los valores monetarios para los años 2006-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

La Clasificación Por Objeto de Gasto de los años 2006-2009 está elaborada de acuerdo al Clasificador Presupuestario de Recursos y Egresos

Cuadro 6.8
Clasificación por Objeto del Gasto según Fuentes de Financiamiento
Proyecto de Ley de Presupuesto 2010
(En Bolívares)

PART.	DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTIÓN FISCAL	OTRAS FUENTES	TOTAL
	TOTAL	**124.072.529.585**	**4.948.462.083**	**10.293.053.746**	**20.000.000.000**	**92.016.358**	**159.406.061.772**
4.01	GASTOS DE PERSONAL	27.760.239.720	2.637.726	0	8.695.428.763	0	36.458.306.209
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.561.563.641	15.413.334	0	145.412.505	0	2.722.389.480
4.03	SERVICIOS NO PERSONALES	2.997.725.801	12.741.699	0	80.580.758	0	3.091.048.258
4.04	ACTIVOS REALES	519.798.458	155.139.375	0	86.744.456	0	761.682.289
4.05	ACTIVOS FINANCIEROS	16.000.060	0	0	0	0	16.000.000
4.06	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	139.437.180	0	0	270.000	0	139.707.180
4.07	TRANSFERENCIAS Y DONACIONES	81.046.928.857	4.762.529.949	0	10.990.563.518	0	96.800.022.324
4.08	OTROS GASTOS	727.873	0	0	0	0	727.873
4.09	ASIGNACIONES NO DISTRIBUIDAS	889.132.000	0	0	0	92.016.358	981.148.358
4.10	SERVICIO DE LA DEUDA PÚBLICA	6.514.670.748	0	10.293.053.746	0	0	16.807.724.494
4.11	DISMINUCIÓN DE PASIVOS	385.580.011	0	0	1.000.000	0	386.580.011
4.98	RECTIFICACIONES AL PRESUPUESTO	1.240.725.296	0	0	0	0	1.240.725.296

Fuente: Onapre

Cuadro 6.9

Clasificación por Objeto del Gasto según Acciones Centralizadas y Proyectos

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

PART.	DENOMINACIÓN	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFICACIONES	TOTAL
	TOTAL	**95.295.957.947**	**62.869.378.529**	**1.240.725.296**	**159.406.061.772**
4.01	GASTOS DE PERSONAL	17.239.026.744	19.219.279.465	0	36.458.306.209
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	462.394.903	2.259.994.577	0	2.722.389.480
4.03	SERVICIOS NO PERSONALES	1.657.558.617	1.433.489.641	0	3.091.048.258
4.04	ACTIVOS REALES	186.269.149	575.413.140	0	761.682.289
4.05	ACTIVOS FINANCIEROS	15.000.000	1.000.000	0	16.000.000
4.06	GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO	77.802.931	61.904.249	0	139.707.180
4.07	TRANSFERENCIAS Y DONACIONES	57.486.441.333	39.313.580.991	0	96.800.022.324
4.08	OTROS GASTOS	727.873	0	0	727.873
4.09	ASIGNACIONES NO DISTRIBUIDAS	981.148.358	0	0	981.148.358
4.10	SERVICIO DE LA DEUDA PÚBLICA	16.807.724.494	0	0	16.807.724.494
4.11	DISMINUCIÓN DE PASIVOS	381.863.545	4.716.466	0	386.580.011
4.98	RECTIFICACIONES AL PRESUPUESTO	0	0	1.240.725.296	1.240.725.296

Fuente: Onapre

Cuadro 6.10

Principales Conceptos del Gasto

(Miles de Bolívares)

2005-2009

CONCEPTOS	2005	2006	2007	2008	2009 a/
TOTAL	**86.288.237**	**128.261.073**	**143.243.259**	**192.543.448**	**192.939.987**
LEGALES	**31.825.670**	**42.421.400**	**50.318.451**	**61.857.555**	**61.218.837**
SERVICIO DE LA DEUDA PÚBLICA (Min. de Economía y Finanzas)	13.941.131	15.823.001	12.752.102	16.915.828	16.310.805
GOBERNACIONES Y ALCALDÍAS	16.599.349	24.870.286	34.983.676	41.864.400	41.985.825
. SITUADO CONSTITUCIONAL	12.654.881	18.780.791	24.339.428	31.157.380	28.828.975
SITUADO ESTADAL	10.057.442	15.024.633	19.471.542	24.947.064	23.042.020
SITUADO MUNICIPAL	2.530.976	3.756.158	4.867.886	6.210.316	5.786.955
SUBSIDIO DE RÉGIMEN ESPECIAL	66.463	0	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	1.964.842	3.183.959	5.413.105	6.634.806	6.255.890
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL		2.832.592	3.423.847	2.471.177	2.196.540
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL		351.367	1.989.258	1.647.451	1.464.360
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJOS COMUNALES				2.516.178	2.594.990
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	1.979.626	2.905.536	5.231.143	4.072.214	6.900.960
LEY DE POLÍTICA HABITACIONAL	0	0	0	0	0
FONDO DE PRESTACIONES SOCIALES	0	0	0	0	0
IVSS	0	0	0	0	0
SENIAT	0	0	0	0	0
SISTEMA DE JUSTICIA	1.283.847	1.728.113	2.582.673	3.076.429	2.922.207
RECTIFICACIONES AL PRESUPUESTO	1.343	0	0	898	0
PROGRAMAS Y PROYECTOS / LEYES PROGRAMAS	**6.341.184**	**4.469.587**	**3.030.404**	**2.400.856**	**3.542.083**
ORGANISMOS CON AUTONOMÍA FUNCIONAL b/	**2.198.337**	**2.946.905**	**3.443.975**	**4.466.477**	**5.153.447**
UNIVERSIDADES NACIONALES c/	**4.194.109**	**5.121.090**	**4.912.777**	**10.231.432**	**12.198.536**
OTROS GASTOS	**41.728.937**	**73.302.091**	**81.537.652**	**113.587.128**	**110.827.084**

Fuente: Onapre

Notas:

a Cifras estimadas al 31-12-2009

b No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores

c No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

Los valores monetarios para los años 2005-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.11

Principales Conceptos del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

CONCEPTOS	MONTO
TOTAL	**159.406.061.772**
LEGALES	**56.192.387.954**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	16.807.724.494,00
GOBERNACIONES Y ALCALDÍAS	35.662.487.572
. SITUADO CONSTITUCIONAL	24.814.505.917
SITUADO ESTADAL	19.851.604.734
SITUADO MUNICIPAL	4.962.901.183
. ASIGNACIONES ECONOMICAS ESPECIALES	4.372.823.505
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL	1.836.585.872
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL	1.224.390.581
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMUNALES	1.311.847.052
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	6.475.158.150
SISTEMA DE JUSTICIA	2.481.450.592
RECTIFICACIONES AL PRESUPUESTO	1.240.725.296
PROYECTOS POR ENDEUDAMIENTO	**4.948.462.083**
ORGANISMOS CON AUTONOMÍA FUNCIONAL a/	**4.884.010.612**
UNIVERSIDADES NACIONALES	**8.171.199.511**
OTROS GASTOS	**85.210.001.612**

Fuente: Onapre

Nota:

a/ No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores

Cuadro 6.12

Principales Conceptos del Gasto por Fuentes de Financiamiento

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

CONCEPTOS	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTIÓN FISCAL	OTRAS FUENTES	TOTAL
TOTAL	**124.072.529.585**	**4.948.462.083**	**10.293.053.746**	**20.000.000.000**	**92.016.358**	**159.406.061.772**
LEGALES	**45.899.334.208**	**0**	**10.293.053.746**	**0**	**0**	**56.192.387.954**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	6.514.670.748	0	10.293.053.746	0	0	16.807.724.494
GOBERNACIONES Y ALCALDÍAS	35.662.487.572	0	0		0	35.662.487.572
. SITUADO CONSTITUCIONAL	24.814.505.917	0	0		0	24.814.505.917
SITUADO ESTADAL	19.851.604.734	0	0		0	19.851.604.734
SITUADO MUNICIPAL	4.962.901.183	0	0		0	4.962.901.183
. ASIGNACIONES ECONÓMICAS ESPECIALES	4.372.823.505	0	0		0	4.372.823.505
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL	1.836.585.872	0	0		0	1.836.585.872
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL	1.224.390.581	0	0		0	1.224.390.581
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL DE LOS CONSEJOS COMUNALES	1.311.847.052	0	0		0	1.311.847.052
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	6.475.158.150	0	0		0	6.475.158.150
SISTEMA DE JUSTICIA	2.481.450.592	0	0		0	2.481.450.592
RECTIFICACIONES AL PRESUPUESTO	1.240.725.296	0	0		0	1.240.725.296
PROYECTOS POR ENDEUDAMIENTO	**0**	**4.948.462.083**	**0**		**0**	**4.948.462.083**
ORGANISMOS CON AUTONOMÍA FUNCIONAL a/	**4.502.597.991**	**0**	**0**	**381.412.621**	**0**	**4.884.010.612**
UNIVERSIDADES NACIONALES	**5.605.375.483**	**0**	**0**	**2.565.824.028**	**0**	**8.171.199.511**
OTROS GASTOS	**68.065.221.903**	**0**	**0**	**17.052.763.351**	**92.016.358**	**85.210.001.612**

Fuente: Onapre

Nota:

a/ No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

Cuadro 6.13

Principales Conceptos del Gasto por Acciones Centralizadas y por Proyectos

Proyecto de Ley de Presupuesto 2010

(Bolívares)

CONCEPTOS	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFICACIONES	TOTAL
TOTAL	**95.295.957.947**	**62.869.378.529**	**1.240.725.296**	**159.406.061.772**
LEGALES	**52.819.312.308**	**2.132.350.350**	**1.240.725.296**	**56.192.387.954**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	16.807.724.494	0	0	16.807.724.494
GOBERNACIONES Y ALCALDÍAS	35.662.487.572	0	0	35.662.487.572
. SITUADO CONSTITUCIONAL	24.814.505.917	0	0	24.814.505.917
SITUADO ESTADAL	19.851.604.734	0	0	19.851.604.734
SITUADO MUNICIPAL	4.962.901.183	0	0	4.962.901.183
. ASIGNACIONES ECONOMICAS ESPECIALES	4.372.823.505	0	0	4.372.823.505
ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL	1.836.585.872	0	0	1.836.585.872
ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL	1.224.390.581	0	0	1.224.390.581
ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJOS COMUNALES	1.311.847.052	0	0	1.311.847.052
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	6.475.158.150	0	0	6.475.158.150
SISTEMA DE JUSTICIA	349.100.242	2.132.350.350	0	2.481.450.592
RECTIFICACIONES AL PRESUPUESTO	0	0	1.240.725.296	1.240.725.296
PROYECTOS POR ENDEUDAMIENTO	**0**	**4.948.462.083**	**0**	**4.948.462.083**
ORGANISMOS CON AUTONOMÍA FUNCIONAL a/	**3.555.975.934**	**1.328.034.678**	**0**	**4.884.010.612**
UNIVERSIDADES NACIONALES	**3.746.398.093**	**4.424.801.418**	**0**	**8.171.199.511**
OTROS GASTOS	**35.174.271.612**	**50.035.730.000**	**0**	**85.210.001.612**

Fuente: Onapre

Nota:

a No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

Cuadro 6.14-1

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	ASAMBLEA NACIONAL	CONTRALORÍA GENERAL DE LA REPÚBLICA	CONSEJO NACIONAL ELECTORAL	MIN. P.P. PARA RELACIONES EXTERIORES	MIN. P.P. PARA ECONOMÍA Y FINANZAS	MIN. P.P. PARA LA DEFENSA	MIN. P.P. PARA LA EDUCACIÓN	MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL
TOTAL GASTOS	817.521.807	166.223.105	1.633.401.387	1.046.149.918	20.658.280.025	8.604.293.447	23.628.394.139	11.554.047.276
LEGALES	0	0	0	0	16.825.906.134	0	0	0
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	16.807.724.494	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	18.181.640	0	0	0
SITUADO CONSTITUCIONAL	0	0	0	0	0	0	0	0
SITUADO ESTADAL	0	0	0	0	0	0	0	0
SITUADO MUNICIPAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	18.181.640	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	18.181.640	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0	0
FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	0	0
SISTEMA DE JUSTICIA	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	0	0	0	0	24.940.000	120.010.969	0	0
ORGANISMOS CON AUTONOMÍA FUNCIONAL	814.521.807	166.104.624	1.592.095.378	0	0	0	0	0
UNIVERSIDADES NACIONALES	0	0	0	0	0	0	0	0
OTROS GASTOS	3.000.000	118.481	41.306.009	1.046.149.918	3.807.433.891	8.484.282.478	23.628.394.139	11.554.047.276

Fuente: Onapre

Cuadro 6.14-2

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA EL AMBIENTE	TRIBUNAL SUPREMO DE JUSTICIA	MINISTERIO PÚBLICO	PROCURADURÍA GENERAL DE LA REPÚBLICA	MIN. P.P. PARA RELACIONES INTERIORES Y JUISTICIA	MIN. P.P. PARA LA PLANIFICACIÓN Y DESARROLLO	DEFENSORÍA DEL PUEBLO	VICEPRESIDENCIA DE LA REPÚBLICA
TOTAL GASTOS	**1.687.528.211**	**3.682.426.653**	**1.023.545.941**	**85.084.061**	**30.339.829.257**	**6.887.406.466**	**74.220.818**	**695.501.375**
LEGALES	**0**	**2.481.450.592**	**0**	**0**	**27.857.300.730**	**6.475.158.150**	**0**	**0**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	0	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	27.857.300.730	6.475.158.150	0	0
. SITUADO CONSTITUCIONAL	0	0	0	0	24.814.505.917	0	0	0
SITUADO ESTADAL	0	0	0	0	19.851.604.734	0	0	0
SITUADO MUNICIPAL	0	0	0	0	4.962.901.183	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	3.042.794.813	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	1.818.404.232	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	1.224.390.581	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0	0
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	6.475.158.150	0	0
SISTEMA DE JUSTICIA	0	2.481.450.592	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	**884.056.741**	**0**	**0**	**0**	**63.286.711**	**26.035.774**	**0**	**132.757.743**
ORGANISMOS CON AUTONOMÍA FUNCIONAL	**0**	**1.195.807.425**	**1.021.285.941**	**0**	**0**	**0**	**73.920.818**	**0**
UNIVERSIDADES NACIONALES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS GASTOS	**803.471.470**	**5.168.636**	**2.260.000**	**85.084.061**	**2.419.241.816**	**386.212.542**	**300.000**	**562.743.632**

Fuente: Onapre

Cuadro 6.14-3

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA AGRICULTURA Y TIERRAS	MIN. P.P. PARA LA EDUCACIÓN SUPERIOR	MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN	MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA	CONSEJO MORAL REPÚBLICANO	SUPERINTENDENCIA DE AUDITORÍA INTERNA	MIN. P.P. PARA LA ALIMENTACIÓN	MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA
TOTAL GASTOS	2.221.721.002	10.629.294.134	337.552.636	3.322.615.068	4.110.988	20.274.619	2.854.719.850	831.203.961
LEGALES	0	0	0	0	0	0	0	0
SERVICIO DE LA DEUDA PUBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	0	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	0	0	0	0
SITUADO CONSTITUCIONAL	0	0	0	0	0	0	0	0
SITUADO ESTADAL	0	0	0	0	0	0	0	0
SITUADO MUNICIPAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0	0
FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	0	0
SISTEMA DE JUSTICIA	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	79.651.418	0	0	0	0	0	0	729.078.812
ORGANISMOS CON AUTONOMÍA FUNCIONAL	0	0	0	0	0	20.274.619	0	0
UNIVERSIDADES NACIONALES	0	8.171.199.511	0	0	0	0	0	0
OTROS GASTOS	2.142.069.584	2.458.094.623	337.552.636	3.322.615.068	4.110.988	0	2.854.719.850	102.125.149

Fuente: Onapre

Cuadro 6.14-4

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA EL TURISMO	MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO	MIN. P.P. PARA LA CULTURA	MIN. P.P. PARA EL DEPORTE	MIN. P.P. PARA LOS PUEBLOS INDÍGENAS	MIN. P.P. PARA EL COMERCIO	MIN. P.P. PARA LA SALUD
TOTAL GASTOS	128.144.007	1.781.317.467	838.480.225	654.168.646	144.115.850	226.458.981	9.332.105.290
LEGALES	0	0	0	0	0	0	0
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	0	0	0
GOBERNACIONES Y ALCALDÍAS	0	0	0	0	0	0	0
. SITUADO CONSTITUCIONAL	0	0	0	0	0	0	0
SITUADO ESTADAL	0	0	0	0	0	0	0
SITUADO MUNICIPAL	0	0	0	0	0	0	0
. ASIGNACIONES ECONOMICAS ESPECIALES	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	0	0
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	0	0	0	0	0
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	0	0
SISTEMA DE JUSTICIA	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0
PROYECTOS POR ENDEUDAMIENTO	0	1.531.257.108	0	0	0	0	2.634.454
ORGANISMOS CON AUTONOMÍA FUNCIONAL	0	0	0	0	0	0	0
UNIVERSIDADES NACIONALES	0	0	0	0	0	0	0
OTROS GASTOS	128.144.007	250.060.359	838.480.225	654.168.646	144.115.850	226.458.981	9.329.470.836

Fuente: Onapre

Cuadro 6.14-5

Principales Conceptos del Gasto - Institucional

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LAS OBRAS PÚBLICAS Y VIVIENDA	MIN. P.P. PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS	MIN. P.P. PARA LAS COMUNAS Y PROTECCIÓN SOCIAL	MIN. P.P. PARA LA MUJER Y LA IGUALDAD DE GÉNERO	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**7.069.005.361**	**1.413.522.607**	**3.469.355.081**	**303.316.817**	**1.240.725.296**	**159.406.061.772**
LEGALES	**0**	**0**	**1.311.847.052**	**0**	**1.240.725.296**	**56.192.387.954**
SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Economía y Finanzas)	0	0	0	0	0	16.807.724.494
GOBERNACIONES Y ALCALDÍAS	0	0	1.311.847.052	0	0	35.662.487.572
. SITUADO CONSTITUCIONAL	0	0	0	0	0	24.814.505.917
SITUADO ESTADAL	0	0	0	0	0	19.851.604.734
SITUADO MUNICIPAL	0	0	0	0	0	4.962.901.183
. ASIGNACIONES ECONOMICAS ESPECIALES	0	0	1.311.847.052	0	0	4.372.823.505
ASIGNACIONES ECONOMICAS ESPECIALES ESTADAL	0	0	0	0	0	1.836.585.872
ASIGNACIONES ECONOMICAS ESPECIALES MUNICIPAL	0	0	0	0	0	1.224.390.581
ASIGNACIONES ECONOMICAS ESPEC. FONDO NAC. CONSEJO COMUNALES	0	0	1.311.847.052	0	0	1.311.847.052
. FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	0	0	0	0	0	6.475.158.150
SISTEMA DE JUSTICIA	0	0	0	0	0	2.481.450.592
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	1.240.725.296	1.240.725.296
PROYECTOS POR ENDEUDAMIENTO	**1.354.752.353**	**0**	**0**	**0**	**0**	**4.948.462.083**
ORGANISMOS CON AUTONOMÍA FUNCIONAL	**0**	**0**	**0**	**0**	**0**	**4.884.010.612**
UNIVERSIDADES NACIONALES	**0**	**0**	**0**	**0**	**0**	**8.171.199.511**
OTROS GASTOS	**5.714.253.008**	**1.413.522.607**	**2.157.508.029**	**303.316.817**	**0**	**85.210.001.612**

Fuente: Onapre

Cuadro 6.15

Clasificación Económica del Gasto

(Miles de Bolívares)

2005-2009

DENOMINACIÓN	2005	2006	2007	2008	2009 a/
TOTAL GASTOS	86.288.237	128.261.073	143.243.259	192.543.448	192.939.987
GASTOS CORRIENTES	59.083.820	86.359.307	100.457.448	140.738.939	145.653.466
GASTOS DE CONSUMO	16.129.640	24.285.551	30.594.791	43.824.947	49.660.441
REMUNERACIONES	12.428.376	18.627.102	24.583.910	34.812.925	44.099.873
COMPRA DE BIENES Y SERVICIOS	3.701.264	4.943.170	5.504.869	8.477.983	4.802.847
IMPUESTOS INDIRECTOS	0	459.612	468.513	444.697	434.396
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	255.667	37.499	89.342	323.325
GASTOS DE LA PROPIEDAD	8.946.791	7.749.028	7.282.108	8.913.547	10.784.866
INTERESES	8.946.791	7.748.049	7.280.656	8.908.637	10.782.424
ALQUILERES DE TIERRAS Y TERRENOS	0	27	15	1	9
DERECHOS SOBRE BIENES INTANGIBLES	0	952	1.437	4.909	2.433
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.006.046	54.289.057	62.579.840	87.978.668	85.151.446
AL SECTOR PRIVADO	3.110.955	4.052.279	5.823.249	7.708.255	11.982.003
AL SECTOR PÚBLICO	30.830.544	50.162.623	56.662.498	80.174.453	73.101.855
AL SECTOR EXTERNO	64.547	74.155	94.093	95.960	67.588
RECTIFICACIONES AL PRESUPUESTO	1.343	0	0	898	55.484
OTROS GASTOS CORRIENTES	0	35.671	709	20.879	1.229
GASTOS DE CAPITAL E INVERSIONES FINANCIERAS	21.786.862	29.670.294	37.426.013	43.899.129	41.723.968
INVERSIÓN DIRECTA	1.518.045	2.178.376	1.922.235	2.178.753	997.576
FORMACIÓN BRUTA DE CAPITAL FIJO	1.217.041	2.128.208	1.847.357	2.124.445	982.104
TIERRAS, TERRENOS Y OTROS ACTIVOS	181.306	5.145	14.649	6.169	150
BIENES INTANGIBLES	119.698	45.023	60.229	48.139	15.322
TRANSFERENCIA Y DONACIONES DE CAPITAL	19.256.096	26.186.329	33.547.621	40.108.532	37.559.229
AL SECTOR PRIVADO	0	44.742	58.333	126.607	77.701
AL SECTOR PÚBLICO	19.256.096	26.092.166	33.489.256	39.981.925	37.481.528
AL SECTOR EXTERNO	0	49.421	32	0	0
INVERSIÓN FINANCIERA	1.012.721	1.305.589	1.956.157	1.611.844	3.167.163
APORTES EN ACCIONES Y PARTIC. DE CAPITAL	1.012.721	1.305.589	1.956.157	1.611.844	3.167.163
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0
APLICACIONES FINANCIERAS	5.417.555	12.231.472	5.359.798	7.905.380	5.562.553
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	4.937.189	7.352.964	5.057.986	7.028.565	4.941.764
SERVICIO DEUDA PÚBLICA POR OBLIGACIONES DE EJERCICIOS ANTERIORES	0	4.889	0	328.662	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	480.366	4.873.619	301.812	548.153	620.789

Fuente: Onapre

Notas:

a Estimación al 31/12/2009

Los valores monetarios para los años 2005-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.16

Clasificación Económica del Gasto

Proyecto de Ley Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MONTO
TOTAL GASTOS	**159.406.061.772**
GASTOS CORRIENTES	**127.729.291.420**
GASTOS DE CONSUMO	**43.843.604.504**
REMUNERACIONES	36.609.243.151
COMPRA DE BIENES Y SERVICIOS	6.149.634.006
IMPUESTOS INDIRECTOS	512.590.356
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	572.136.991
GASTOS DE LA PROPIEDAD	**15.679.260.931**
INTERESES	15.676.386.692
ALQUILERES DE TIERRAS Y TERRENOS	5.760
DERECHOS SOBRE BIENES INTANGIBLES	2.868.479
TRANSFERENCIAS Y DONACIONES CORRIENTES	**66.964.955.645**
AL SECTOR PRIVADO	8.262.057.807
TRANSFERENCIAS AL SECTOR PRIVADO	8.053.095.344
DONACIONES AL SECTOR PRIVADO	208.962.463
AL SECTOR PÚBLICO	58.567.031.110
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	41.386.423.506
APORTES Y ASIGNACIONES A ESTADOS	13.814.698.995
APORTES Y ASIGNACIONES A MUNICIPIOS	2.492.444.693
APORTES Y LOS CONSEJOS COMUNALES	21.155.659
OTRAS TRANSFERENCIAS Y DONACIONES	852.308.257
AL SECTOR EXTERNO	135.866.728
TRANSFERENCIAS AL SECTOR EXTERNO	59.320.708
DONACIONES AL SECTOR EXTERNO	76.546.020
RECTIFICACIONES AL PRESUPUESTO	**1.240.725.296**
OTROS GASTOS CORIENTES	**745.044**
GASTOS DE CAPITAL E INVERSIÓN FINANCIERA	**31.290.190.341**
INVERSIÓN DIRECTA	**640.580.211**
FORMACIÓN BRUTA DE CAPITAL FIJO	627.662.479
TIERRAS Y TERRENOS	150.000
BIENES INTANGIBLES	12.767.732
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**30.633.610.130**
AL SECTOR PRIVADO	87.835.337
TRANSFERENCIAS AL SECTOR PRIVADO	71.374.744
DONACIONES AL SECTOR PRIVADO	16.460.593
AL SECTOR PÚBLICO	30.538.274.793
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	4.738.148.853
APORTES Y ASIGNACIONES A ESTADOS	18.277.546.389
APORTES Y ASIGNACIONES A MUNICIPIOS	3.705.841.173
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	1.311.847.052
DONACIONES AL SECTOR PÚBLICO	2.083.831.165
OTRAS TRANSFERENCIAS Y DONACIONES	421.060.161
AL SECTOR EXTERNO	7.500.000
DONACIONES AL SECTOR EXTERNO	7.500.000
INVERSIÓN FINANCIERA	**16.000.000**
APORTES EN ACCIOES Y PARTICIP. DE CAPITAL	16.000.000
APLICACIONES FINANCIERAS	**386.580.011**
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	386.580.011

Fuente: Onapre

Cuadro 6.17
Clasificación Económica del Gasto por Fuentes de Financiamiento
Proyecto de Ley Presupuesto 2010
(En Bolívares)

DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTIÓN FISCAL	OTRAS FUENTES	TOTAL
TOTAL GASTOS	**124.072.529.585**	**4.948.462.083**	**10.293.053.746**	**20.000.000.000**	**92.016.358**	**159.406.061.772**
GASTOS CORRIENTES	**97.863.441.889**	**149.051.018**	**10.293.053.746**	**19.373.138.870**	**50.608.997**	**127.729.294.520**
GASTOS DE CONSUMO	**34.191.105.500**	**135.507.553**	**568.672.971**	**8.920.716.673**	**27.604.907**	**43.843.607.604**
REMUNERACIONES	27.910.942.512	2.637.726		8.695.666.363		36.609.246.601
COMPRA DE BIENES Y SERVICIOS	5.528.104.935	126.897.084	251.265.757	215.760.973	27.604.907	6.149.633.656
IMPUESTOS INDIRECTOS	497.328.276	5.972.743		9.289.337		512.590.356
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	254.729.777		317.407.214			572.136.991
GASTOS DE LA PROPIEDAD	**5.954.808.156**		**9.724.380.775**	**72.000**		**15.679.260.931**
INTERESES	5.952.005.917		9.724.380.775			15.676.386.692
ALQUILERES DE TIERRAS Y TERRENOS	5.760					5.760
DERECHOS SOBRE BIENES INTANGIBLES	2.796.479			72.000		2.868.479
TRANSFERENCIAS Y DONACIONES CORRIENTES	**56.476.057.893**	**13.543.465**		**10.452.350.197**	**23.004.090**	**66.964.955.645**
AL SECTOR PRIVADO	6.856.095.543			1.405.962.264		8.262.057.807
TRANSFERENCIAS AL SECTOR PRIVADO	6.666.963.846			1.386.131.498		8.053.095.344
DONACIONES AL SECTOR PRIVADO	189.131.697			19.830.766		208.962.463
AL SECTOR PÚBLICO	49.487.919.010	13.543.465		9.042.564.545	23.004.090	58.567.031.110
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	33.442.659.883	13.543.465		7.930.220.158		41.386.423.506
APORTES Y ASIGNACIONES A ESTADOS	12.704.410.440			1.110.288.555		13.814.698.995
APORTES Y ASIGNACIONES A MUNICIPIOS	2.492.444.693					2.492.444.693
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	19.099.827			2.055.832		21.155.659
OTRAS TRANSFERENCIAS Y DONACIONES	829.304.167				23.004.090	852.308.257
AL SECTOR EXTERNO	132.043.340			3.823.388		135.866.728
TRANSFERENCIAS AL SECTOR EXTERNO	55.820.708			3.500.000		59.320.708
DONACIONES AL SECTOR EXTERNO	76.222.632			323.388		76.546.020
RECTIFICACIONES AL PRESUPUESTO	**1.240.725.296**					**1.240.725.296**
RECTIFICACIONES AL PRESUPUESTO	1.240.725.296					1.240.725.296
OTROS GASTOS CORRIENTES	**745.044**					**745.044**
GASTOS DE CAPITAL	**25.823.507.685**	**4.799.411.065**		**625.861.130**	**41.407.361**	**31.290.187.241**
INVERSIÓN DIRECTA	**502.504.721**	**50.424.581**		**87.647.809**		**640.577.111**
FORMACIÓN BRUTA DE CAPITAL FIJO	489.786.789	50.424.581		87.448.009		627.659.379
TIERRAS Y TERRENOS	150.000					150.000
BIENES INTANGIBLES	12.567.932			199.800		12.767.732
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**25.305.002.964**	**4.748.986.484**		**538.213.321**	**41.407.361**	**30.633.610.130**
AL SECTOR PRIVADO	79.624.033			8.211.304		87.835.337
TRANSFERENCIAS AL SECTOR PRIVADO	68.140.864			3.233.880		71.374.744
DONACIONES AL SECTOR PRIVADO	11.483.169			4.977.424		16.460.593
AL SECTOR PÚBLICO	25.217.878.931	4.718.986.484		530.002.017	41.407.361	30.538.274.793
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	1.542.991.517	2.665.155.319		530.002.017		4.738.148.853
APORTES Y ASIGNACIONES A ESTADOS	18.277.546.389					18.277.546.389
APORTES Y ASIGNACIONES A MUNICIPIOS	3.705.841.173					3.705.841.173
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	1.311.847.052					1.311.847.052
DONACIONES AL SECTOR PÚBLICO		2.083.831.165				2.083.831.165
OTRAS TRANSFERENCIAS Y DONACIONES	379.652.800				41.407.361	421.060.161
AL SECTOR EXTERNO	7.500.000					7.500.000
DONACIONES AL SECTOR EXTERNO	7.500.000					7.500.000
INVERSIÓN FINANCIERA	**16.000.000**					**16.000.000**
APORTES EN ACCIONES Y PARTICIP. DE CAPITAL	16.000.000					16.000.000
APLICACIONES FINANCIERAS	**385.580.011**			**1.000.000**		**386.580.011**
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	385.580.011			1.000.000		386.580.011

Fuente: Onapre

Cuadro 6.18

Clasificación Económica del Gasto por Acciones Centralizadas y por Proyectos

Proyecto de Ley Presupuesto 2010

(En Bolivares)

DENOMINACIÓN	ACCIONES CENTRALIZADAS	PROYECTOS	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**95.295.957.947**	**62.869.378.529**	**1.240.725.296**	**159.406.061.772**
GASTOS CORRIENTES	**71.018.607.997**	**55.469.958.127**	**1.240.725.296**	**127.729.291.420**
GASTOS DE CONSUMO	**20.780.900.102**	**23.062.704.402**		**43.843.604.504**
REMUNERACIONES	17.339.142.406	19.270.100.745		36.609.243.151
COMPRA DE BIENES Y SERVICIOS	2.615.705.808	3.533.928.198		6.149.634.006
IMPUESTOS INDIRECTOS	253.914.897	258.675.459		512.590.356
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	572.136.991			572.136.991
GASTOS DE LA PROPIEDAD	**15.677.861.292**	**1.399.639**		**15.679.260.931**
INTERESES	15.676.386.692			15.676.386.692
ALQUILERES DE TIERRAS Y TERRENOS		5.760		5.760
DERECHOS SOBRE BIENES INTANGIBLES	1.474.600	1.393.879		2.868.479
TRANSFERENCIAS Y DONACIONES CORRIENTES	**34.559.118.445**	**32.405.837.200**		**66.964.955.645**
AL SECTOR PRIVADO	7.710.219.811	551.837.996		8.262.057.807
TRANSFERENCIAS AL SECTOR PRIVADO	7.678.784.364	374.310.980		8.053.095.344
DONACIONES AL SECTOR PRIVADO	31.435.447	177.527.016		208.962.463
AL SECTOR PÚBLICO	26.839.744.692	31.727.286.418		58.567.031.110
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	12.935.501.913	28.450.921.593		41.386.423.506
APORTES Y ASIGNACIONES A ESTADOS	10.982.314.796	2.832.384.199		13.814.698.995
APORTES Y ASIGNACIONES A MUNICIPIOS	2.492.444.693			2.492.444.693
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	2.000.000	19.155.659		21.155.659
OTRAS TRANSFERENCIAS Y DONACIONES	427.483.290	424.824.967		852.308.257
AL SECTOR EXTERNO	9.153.942	126.712.786		135.866.728
TRANSFERENCIAS AL SECTOR EXTERNO	6.514.442	52.806.266		59.320.708
DONACIONES AL SECTOR EXTERNO	2.639.500	73.906.520		76.546.020
RECTIFICACIONES AL PRESUPUESTO			**1.240.725.296**	**1.240.725.296**
RECTIFICACIONES AL PRESUPUESTO			1.240.725.296	1.240.725.296
OTROS GASTOS CORRIENTES	**728.158**	**16.886**		**745.044**
OTROS GASTOS CORRIENTES	728.158	16.886		745.044
GASTOS DE CAPITAL	**23.895.486.405**	**7.394.703.936**		**31.290.190.341**
INVERSIÓN DIRECTA	**154.620.066**	**485.960.145**		**640.580.211**
FORMACIÓN BRUTA DE CAPITAL FIJO	147.059.748	480.602.731		627.662.479
TIERRAS Y TERRENOS	150.000			150.000
BIENES INTANGIBLES	7.410.318	5.357.414		12.767.732
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**23.725.866.339**	**6.907.743.791**		**30.633.610.130**
AL SECTOR PRIVADO		87.835.337		87.835.337
TRANSFERENCIAS AL SECTOR PRIVADO		71.374.744		71.374.744
DONACIONES AL SECTOR PRIVADO		16.460.593		16.460.593
AL SECTOR PÚBLICO	23.725.866.339	6.812.408.454		30.538.274.793
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	9.571.564	4.728.577.289		4.738.148.853
APORTES Y ASIGNACIONES A ESTADOS	18.277.546.389			18.277.546.389
APORTES Y ASIGNACIONES A MUNICIPIOS	3.705.841.173			3.705.841.173
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	1.311.847.052			1.311.847.052
DONACIONES AL SECTOR PÚBLICO		2.083.831.165		2.083.831.165
OTRAS TRANSFERENCIAS Y DONACIONES	421.060.161			421.060.161
AL SECTOR EXTERNO		7.500.000		7.500.000
DONACIONES AL SECTOR EXTERNO		7.500.000		7.500.000
INVERSIÓN FINANCIERA	**15.000.000**	**1.000.000**		**16.000.000**
APORTES EN ACCIONES Y PARTICIP. DE CAPITAL	15.000.000	1.000.000		16.000.000
APLICACIONES FINANCIERAS	**381.863.545**	**4.716.466**		**386.580.011**
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	381.863.545	4.716.466		386.580.011

Fuente: Onapre

Cuadro 6.19-1
Clasificación Económica - Institucional del Gasto
Proyecto de Ley de Presupuesto 2010
(En Bolívares)

DENOMINACIÓN	ASAMBLEA NACIONAL	CONTRALORÍA GENERAL DE LA REPÚBLICA	CONSEJO NACIONAL ELECTORAL	MIN. P.P. PARA RELACIONES EXTERIORES	MIN. P.P. PARA ECONOMÍA Y FINANZAS	MIN. P.P. PARA LA DEFENSA	MIN. P.P. PARA LA EDUCACIÓN	MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL	MIN. P.P. PARA EL AMBIENTE	TRIBUNAL SUPREMO DE JUSTICIA
TOTAL GASTOS	**817.521.807**	**166.223.105**	**1.633.401.387**	**1.046.149.918**	**20.658.280.025**	**8.604.293.447**	**23.628.394.139**	**11.554.047.276**	**1.687.528.211**	**3.682.426.653**
GASTOS CORRIENTES	**731.790.821**	**161.116.519**	**1.575.022.488**	**1.031.046.952**	**20.128.541.571**	**8.596.711.153**	**23.189.326.051**	**11.545.148.788**	**787.682.153**	**3.633.217.103**
GASTOS DE CONSUMO	509.328.237	98.965.314	1.255.477.103	896.086.636	2.082.491.582	7.318.657.904	16.853.161.091	351.907.645	527.286.075	3.061.594.152
REMUNERACIONES	467.786.736	81.083.015	776.573.869	671.243.437	693.148.610	6.197.344.509	15.741.350.987	303.196.354	458.024.917	2.799.639.965
COMPRA DE BIENES Y SERVICIOS	35.259.027	15.843.023	427.439.205	216.484.333	807.279.842	1.030.864.134	1.043.676.901	42.872.038	60.811.544	227.065.129
IMPUESTOS INDIRECTOS	6.282.474	2.039.276	51.464.029	8.358.866	9.926.139	90.449.261	68.133.203	5.839.253	8.449.614	34.889.058
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	572.136.991	0	0	0	0	0
GASTOS DE LA PROPIEDAD	0	210.560	6.575	3.612	15.676.596.354	92.534	180.000	102	80.000	0
INTERESES	0	0	0	0	15.676.386.692	0	0	0	0	0
ALQUILERES DE TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
DERECHOS SOBRE BIENES INTANGIBLES	0	210.560	6.575	3.612	209.662	92.534	180.000	102	80.000	0
TRANSFERENCIAS Y DONACIONES CORRIENTES	222.462.584	61.940.645	319.538.810	154.956.704	2.368.753.635	1.277.944.032	6.335.984.960	11.193.240.553	260.316.078	571.622.951
AL SECTOR PRIVADO	145.678.597	61.887.625	319.538.810	143.598.933	202.341.764	131.206.003	4.691.542.896	22.184.249	67.970.828	570.568.717
TRANSFERENCIAS AL SECTOR PRIVADO	144.626.457	61.887.625	318.542.055	142.565.183	201.821.764	131.206.003	4.691.382.896	22.049.021	67.970.828	570.568.717
DONACIONES AL SECTOR PRIVADO	1.052.140	0	996.755	1.033.750	520.000	0	160.000	135.228	0	0
AL SECTOR PUBLICO	37.980.741	0	0	5.723.272	2.165.399.871	1.146.680.379	1.643.271.958	11.171.056.304	192.270.000	1.054.234
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	37.980.741	0	0	5.723.272	1.636.617.199	1.146.680.379	1.643.271.958	11.171.056.304	192.270.000	1.054.234
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	151.299.382	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PUBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	377.483.290	0	0	0	0	0
AL SECTOR EXTERNO	38.803.246	53.020	0	5.634.499	1.012.000	57.650	1.170.106	0	75.250	0
TRANSFERENCIAS AL SECTOR EXTERNO	38.803.246	53.020	0	4.000.000	12.000	57.650	1.170.106	0	75.250	0
DONACIONES AL SECTOR EXTERNO	0	0	0	1.634.499	1.000.000	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
OTROS GASTOS CORRIENTES	0	0	0	0	700.000	16.683	0	488	0	0
OTROS GASTOS CORRIENTES	0	0	0	0	700.000	16.683	0	488	0	0
GASTOS DE CAPITAL	**82.730.986**	**4.988.105**	**17.072.890**	**9.565.466**	**522.338.495**	**341.574**	**170.853.190**	**6.898.488**	**897.346.058**	**44.040.914**
INVERSION DIRECTA	14.626.568	4.988.105	17.072.890	9.565.466	14.800.159	341.574	13.443.989	6.898.488	12.889.317	44.040.914
FORMACION BRUTA DE CAPITAL FIJO	14.163.522	4.572.265	15.366.452	9.253.820	12.317.861	0	13.443.989	6.868.757	12.889.317	43.040.427
TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
BIENES INTANGIBLES	463.046	415.840	1.706.438	311.646	2.482.298	341.574	0	29.731	0	1.000.487
TRANSFERENCIAS Y DONACIONES DE CAPITAL	68.104.418	0	0	0	491.538.336	0	157.409.201	0	884.456.741	0
AL SECTOR PRIVADO	68.104.418	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR PRIVADO	68.104.418	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
AL SECTOR PUBLICO	0	0	0	0	491.538.336	0	157.409.201	0	884.456.741	0
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	0	0	0	12.296.535	0	157.409.201	0	884.456.741	0
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	58.181.640	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PUBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	421.060.161	0	0	0	0	0
AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
INVERSIÓN FINANCIERA	0	0	0	0	16.000.000	0	0	0	0	0
APORTES EN ACCIONES Y PARTICIP. DE CAPITAL	0	0	0	0	16.000.000	0	0	0	0	0
CONCESION DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	**3.000.000**	**118.481**	**41.306.009**	**5.537.500**	**7.399.959**	**7.240.720**	**268.214.898**	**2.000.000**	**2.500.000**	**5.168.636**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0	0	0	0	0	0
AMORTIZACION DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
SERV. DEUDA PUB. POR OBLIG. DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	0	0	0	0
DISMINUCION DE OTROS PASIVOS FINANCIEROS	3.000.000	118.481	41.306.009	5.537.500	7.399.959	7.240.720	268.214.898	2.000.000	2.500.000	5.168.636

Fuente: Onapre

Cuadro 6.19-2

Clasificación Económica - Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MINISTERIO PÚBLICO	PROCURADURÍA GENERAL DE LA REPÚBLICA	MIN. P.P. PARA RELACIONES INTERIORES Y JUSTICIA	MIN. P.P. PARA LA PLANIFICACIÓN Y DESARROLLO	DEFENSORÍA DEL PUEBLO	VICEPRESIDENCIA DE LA REPÚBLICA	MIN. P.P. PARA LA AGRICULTURA Y TIERRAS	MIN. P.P. PARA LA EDUCACIÓN SUPERIOR	MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN	MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA
TOTAL GASTOS	**1.023.545.941**	**85.084.061**	**30.339.829.257**	**6.887.406.466**	**74.220.818**	**695.501.375**	**2.221.721.002**	**10.629.294.134**	**337.552.636**	**3.322.615.068**
GASTOS CORRIENTES	**985.533.207**	**84.691.561**	**14.750.079.016**	**369.162.633**	**73.410.819**	**556.179.135**	**1.492.431.194**	**10.595.589.374**	**333.576.736**	**3.317.373.591**
GASTOS DE CONSUMO	**881.876.183**	**78.269.519**	**1.956.615.762**	**157.228.301**	**71.864.775**	**81.649.857**	**316.317.730**	**290.982.002**	**167.857.146**	**368.626.604**
REMUNERACIONES	784.132.739	71.651.034	1.661.051.089	70.176.169	60.113.883	49.006.676	249.222.209	174.366.148	72.707.813	266.388.274
COMPRA DE BIENES Y SERVICIOS	85.143.960	5.809.364	270.757.016	80.851.231	10.314.000	27.868.638	56.660.406	102.428.730	84.425.436	92.430.710
IMPUESTOS INDIRECTOS	12.599.484	809.121	24.807.657	6.200.901	1.436.892	4.774.543	10.435.115	14.187.124	10.723.897	9.807.620
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	0	0	0	0	0	0
GASTOS DE LA PROPIEDAD	**0**	**0**	**1.904**	**0**	**65.000**	**0**	**50.000**	**100.000**	**0**	**0**
INTERESES	0	0	0	0	0	0	0	0	0	0
ALQUILERES DE TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
DERECHOS SOBRE BIENES INTANGIBLES	0	0	1.904	0	65.000	0	50.000	100.000	0	0
TRANSFERENCIAS Y DONACIONES CORRIENTES	**103.657.024**	**6.422.042**	**12.793.461.350**	**211.934.332**	**1.481.044**	**474.529.278**	**1.176.063.464**	**10.304.507.372**	**165.719.590**	**2.948.746.987**
AL SECTOR PRIVADO	103.257.524	5.922.042	119.926.897	14.388.790	781.044	50.656.265	88.000.000	40.240.163	2.860.088	122.541.674
TRANSFERENCIAS AL SECTOR PRIVADO	103.257.524	5.887.042	119.389.377	14.338.790	481.044	603.124	88.000.000	33.245.213	1.916.538	102.069.234
DONACIONES AL SECTOR PRIVADO	0	35.000	537.520	50.000	300.000	50.053.141	0	6.994.950	943.550	20.472.440
AL SECTOR PÚBLICO	0	500.000	12.673.284.433	197.545.542	700.000	423.873.013	1.088.063.464	10.261.799.345	162.781.284	2.826.205.313
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	500.000	211.656.085	197.545.542	700.000	423.873.013	1.088.063.464	10.261.799.345	162.781.284	2.789.760.433
APORTES Y ASIGNACIONES A ESTADOS	0	0	9.980.157.757	0	0	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	2.481.450.591	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	20.000	0	0	0	0	0	0	36.444.880
AL SECTOR EXTERNO	399.500	0	250.000	0	0	0	0	2.467.864	78.218	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	250.000	0	0	0	0	2.367.864	0	0
DONACIONES AL SECTOR EXTERNO	399.500	0	0	0	0	0	0	100.000	78.218	0
RECTIFICACIONES AL PRESUPUESTO	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
OTROS GASTOS CORRIENTES	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS GASTOS CORRIENTES	0	0	0	0	0	0	0	0	0	0
GASTOS DE CAPITAL	**35.752.734**	**322.500**	**15.589.490.240**	**6.517.693.924**	**509.999**	**139.301.240**	**722.700.844**	**33.704.760**	**3.475.900**	**4.251.925**
INVERSIÓN DIRECTA	**35.752.734**	**322.500**	**92.997.355**	**6.500.000**	**509.999**	**6.543.497**	**33.791.658**	**33.704.760**	**3.475.900**	**4.251.925**
FORMACIÓN BRUTA DE CAPITAL FIJO	35.236.134	272.500	92.735.855	6.194.541	509.999	6.543.497	33.676.658	32.614.760	3.325.900	4.198.925
TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
BIENES INTANGIBLES	516.600	50.000	261.500	305.459	0	0	115.000	1.090.000	150.000	53.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**0**	**0**	**15.496.492.885**	**6.511.193.924**	**0**	**132.757.743**	**688.909.186**	**0**	**0**	**0**
AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
AL SECTOR PÚBLICO	0	0	15.496.492.885	6.511.193.924	0	132.757.743	688.909.186	0	0	0
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	0	46.445.113	36.035.774	0	132.757.743	688.909.186	0	0	0
APORTES Y ASIGNACIONES A ESTADOS	0	0	11.744.206.599	6.475.158.150	0	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	3.705.841.173	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	0	0
AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
INVERSIÓN FINANCIERA	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
APORTES EN ACCIONES Y PARTICIPACIONES DE CAPITAL	0	0	0	0	0	0	0	0	0	0
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	**2.260.000**	**70.000**	**260.001**	**549.909**	**300.000**	**21.000**	**6.588.964**	**0**	**500.000**	**989.552**
INCREMENTO DE CAJA Y BANCOS FINANCIEROS	0	0	0	0	0	0	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
DISMINUCIÓN DE CUENTAS POR PAGAR DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	0	0	0	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	2.260.000	70.000	260.001	549.909	300.000	21.000	6.588.964	0	500.000	989.552

Fuente: Onapre

Cuadro 6.19-3

Clasificación Económica - Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	CONSEJO MORAL REPUBLICANO	SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA	MIN. P.P. PARA LA ALIMENTACIÓN	MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	MIN. P.P. PARA EL TURISMO	MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO	MIN. P.P. PARA LA CULTURA	MIN. P.P. PARA EL DEPORTE	MIN. P.P. PARA LOS PUEBLOS INDÍGENAS	MIN. P.P. PARA EL COMERCIO
TOTAL GASTOS	**4.110.988**	**20.274.619**	**2.854.719.850**	**831.203.961**	**128.144.007**	**1.781.317.467**	**838.480.225**	**654.168.646**	**144.115.850**	**226.458.981**
GASTOS CORRIENTES	**4.049.088**	**20.269.619**	**2.834.719.221**	**100.812.449**	**118.492.732**	**245.696.967**	**824.314.257**	**650.299.407**	**121.212.876**	**223.389.145**
GASTOS DE CONSUMO	4.049.088	19.758.650	134.906.396	79.116.417	90.664.859	182.478.322	226.044.109	211.204.769	59.790.578	123.746.498
REMUNERACIONES	2.766.773	17.469.532	91.210.879	68.000.190	62.235.219	159.604.894	146.526.390	86.519.428	29.043.476	91.639.734
COMPRA DE BIENES Y SERVICIOS	1.141.315	1.997.994	37.004.389	9.770.138	24.316.744	21.073.376	70.862.229	112.535.091	22.787.498	28.571.328
IMPUESTOS INDIRECTOS	141.000	291.124	6.691.128	1.346.089	4.112.896	1.800.052	8.655.490	12.150.250	7.959.604	3.535.436
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	0	0	0	0	0	0
GASTOS DE LA PROPIEDAD	0	220.000	340.000	50.000	0	0	250.000	0	0	0
INTERESES	0	0	0	0	0	0	0	0	0	0
ALQUILERES DE TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
DERECHOS SOBRE BIENES INTANGIBLES	0	220.000	340.000	50.000	0	0	250.000	0	0	0
TRANSFERENCIAS Y DONACIONES CORRIENTES	0	290.969	2.699.472.825	21.646.032	27.800.000	63.218.645	598.020.148	439.094.638	61.422.298	99.642.647
AL SECTOR PRIVADO	0	290.969	1.715.360	246.032	6.200.000	36.794.469	36.207.361	102.004.745	44.322.471	43.574.365
TRANSFERENCIAS AL SECTOR PRIVADO	0	290.969	120.360	66.032	5.000.000	36.794.469	26.514.224	95.579.196	0	43.574.365
DONACIONES AL SECTOR PRIVADO	0	0	1.595.000	180.000	1.200.000	0	9.693.137	6.425.549	44.322.471	0
AL SECTOR PÚBLICO	0	0	2.697.757.465	21.400.000	21.000.000	25.958.879	561.812.787	327.779.478	17.099.827	56.068.282
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	0	2.697.757.465	21.400.000	21.000.000	25.958.879	173.452.700	327.779.478	0	56.068.282
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	0	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C.	0	0	0	0	0	0	0	0	17.099.827	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	388.360.087	0	0	0
AL SECTOR EXTERNO	0	0	0	0	600.000	465.297	0	9.310.415	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	600.000	465.297	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	9.310.415	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	0	0	0	0	0
OTROS GASTOS CORRIENTES	0	0	0	0	27.873	0	0	0	0	0
OTROS GASTOS CORRIENTES	0	0	0	0	27.873	0	0	0	0	0
GASTOS DE CAPITAL	**61.900**	**5.000**	**19.761.539**	**730.241.512**	**5.953.331**	**1.534.987.248**	**14.165.968**	**3.869.239**	**22.902.974**	**3.069.836**
INVERSIÓN DIRECTA	61.900	5.000	16.919.514	1.162.700	5.953.331	3.730.140	14.165.968	3.869.239	22.902.974	3.069.836
FORMACIÓN BRUTA DE CAPITAL FIJO	58.000	5.000	15.219.902	1.162.700	5.598.331	3.618.106	14.165.968	3.705.239	22.867.974	3.069.836
TIERRAS Y TERRENOS	0	0	0	0	0	0	0	0	0	0
BIENES INTANGIBLES	3.900	0	1.699.612	0	355.000	112.034	0	164.000	35.000	0
TRANSFERENCIAS Y DONACIONES DE CAPITAL	0	0	2.842.025	729.078.812	0	1.531.257.108	0	0	0	0
AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PRIVADO	0	0	0	0	0	0	0	0	0	0
AL SECTOR PÚBLICO	0	0	2.842.025	729.078.812	0	1.531.257.108	0	0	0	0
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	0	0	2.842.025	0	0	1.531.257.108	0	0	0	0
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	0	0	0	0	0	0
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	0	0	0	0
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C.	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR PÚBLICO	0	0	0	729.078.812	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	0	0	0	0
AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	0	0	0	0	0	0	0
INVERSIÓN FINANCIERA	0	0	0	0	0	0	0	0	0	0
APORTES EN ACCIONES Y PARTICIPACIONES DE CAPITAL	0	0	0	0	0	0	0	0	0	0
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	**0**	**0**	**239.090**	**150.000**	**3.697.944**	**633.252**	**0**	**0**	**0**	**0**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0	0	0	0	0	0
AMORTIZACIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0	0	0	0
DISMINUCIÓN DE DEUDA POR OBLIGACIONES DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	0	0	0	0
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	0	0	239.090	150.000	3.697.944	633.252	0	0	0	0

Fuente: Onapre

Cuadro 6.19-4

Clasificación Económica - Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA SALUD	MIN. P.P. PARA LAS OBRAS PÚBLICAS Y VIVIENDA	MIN. P.P. PARA LA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS	MIN. P.P. PARA LAS COMUNAS Y PROTECCIÓN SOCIAL	MIN. P.P. PARA LA MUJER Y LA IGUALDAD DE GÉNERO	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**9.332.105.290**	**7.069.005.361**	**1.413.522.607**	**3.469.355.081**	**303.316.817**	**1.240.725.296**	**159.406.061.772**
GASTOS CORRIENTES	**9.185.783.589**	**4.653.025.369**	**1.313.063.723**	**2.066.708.050**	**189.101.867**	**1.240.725.296**	**127.729.294.520**
GASTOS DE CONSUMO	**3.485.094.546**	**1.092.150.282**	**175.567.188**	**558.105.655**	**74.686.629**	**0**	**43.843.607.604**
REMUNERACIONES	2.719.255.644	937.140.258	132.847.968	366.278.286	49.979.497	0	36.609.240.601
COMPRA DE BIENES Y SERVICIOS	732.893.277	142.131.155	36.152.949	161.356.965	21.294.541	0	6.149.633.656
IMPUESTOS INDIRECTOS	32.945.625	12.878.869	6.566.271	28.470.404	3.412.591	0	312.590.356
DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES	0	0	0	0	0	0	572.136.991
GASTOS DE LA PROPIEDAD	**0**	**119.040**	**201.000**	**694.250**	**0**	**0**	**15.679.260.931**
INTERESES	0	0	0	0	0	0	15.676.386.692
ALQUILERES DE TIERRAS Y TERRENOS	0	5.760	0	0	0	0	5.760
DERECHOS SOBRE BIENES INTANGIBLES	0	113.280	201.000	694.250	0	0	2.868.479
TRANSFERENCIAS Y DONACIONES CORRIENTES	**5.700.689.043**	**3.560.756.047**	**1.137.295.535**	**1.507.908.145**	**114.415.238**	**0**	**66.964.955.645**
AL SECTOR PRIVADO	366.414.415	527.366.399	1.553.800	119.176.091	1.098.421	0	8.262.057.807
TRANSFERENCIAS AL SECTOR PRIVADO	360.965.262	525.966.399	1.053.800	65.361.833	0	0	8.053.095.344
DONACIONES AL SECTOR PRIVADO	5.449.153	1.400.000	500.000	53.814.258	1.098.421	0	208.962.463
AL SECTOR PÚBLICO	5.334.274.628	3.033.389.648	1.134.075.460	1.324.908.666	113.316.817	0	58.567.031.110
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	1.640.038.690	2.981.389.648	1.134.075.460	1.322.852.834	113.316.817	0	41.386.423.506
APORTES Y ASIGNACIONES A ESTADOS	3.683.241.836	0	0	0	0	0	13.814.698.995
APORTES Y ASIGNACIONES A MUNICIPIOS	10.994.102	0	0	0	0	0	2.492.444.693
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	2.000.000	0	2.055.832	0	0	21.155.659
DONACIONES AL SECTOR PÚBLICO	0	0	0	0	0	0	0
OTRAS TRANSFERENCIAS Y DONACIONES	0	50.000.000	0	0	0	0	852.308.257
AL SECTOR EXTERNO	0	0	1.666.275	63.823.388	0	0	135.866.728
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	1.466.275	0	0	0	59.320.708
DONACIONES AL SECTOR EXTERNO	0	0	200.000	63.823.388	0	0	76.546.020
RECTIFICACIONES AL PRESUPUESTO	**0**	**0**	**0**	**0**	**0**	**1.240.725.296**	**1.240.725.296**
RECTIFICACIONES AL PRESUPUESTO	0	0	0	0	0	1.240.725.296	1.240.725.296
OTROS GASTOS CORRIENTES	**0**	**0**	**0**	**0**	**0**	**0**	**745.044**
OTROS GASTOS CORRIENTES	0	0	0	0	0	0	745.044
GASTOS DE CAPITAL	**136.221.701**	**2.413.697.906**	**100.208.884**	**1.387.445.021**	**114.214.950**	**0**	**31.290.187.241**
INVERSIÓN DIRECTA	**88.494.755**	**58.909.107**	**9.251.967**	**48.403.496**	**7.159.386**	**0**	**640.577.111**
FORMACIÓN BRUTA DE CAPITAL FIJO	88.297.055	58.759.107	8.722.900	48.224.696	6.959.386	0	627.659.379
TIERRAS Y TERRENOS	0	150.000	0	0	0	0	150.000
BIENES INTANGIBLES	197.700	0	529.067	178.800	200.000	0	12.767.732
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**47.726.946**	**2.354.788.799**	**90.956.917**	**1.339.841.525**	**107.055.564**	**0**	**30.633.610.130**
AL SECTOR PRIVADO	0	36.446	0	19.694.473	0	0	87.835.337
TRANSFERENCIAS AL SECTOR PRIVADO	0	36.446	0	3.233.880	0	0	71.374.744
DONACIONES AL SECTOR PRIVADO	0	0	0	16.460.593	0	0	16.460.593
AL SECTOR PÚBLICO	47.726.946	2.354.752.353	90.956.917	1.311.847.052	107.055.564	0	30.538.274.793
TRANSFERENCIAS A ENTES DESCENTRALIZADOS	47.726.946	1.000.000.000	90.956.917	0	107.055.564	0	4.738.148.853
APORTES Y ASIGNACIONES A ESTADOS	0	0	0	0	0	0	18.277.346.389
APORTES Y ASIGNACIONES A MUNICIPIOS	0	0	0	0	0	0	3.705.841.173
ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C	0	0	0	1.311.847.052	0	0	1.311.847.052
DONACIONES AL SECTOR PÚBLICO	0	1.354.752.353	0	0	0	0	2.083.831.163
OTRAS TRANSFERENCIAS Y DONACIONES	0	0	0	0	0	0	421.060.161
AL SECTOR EXTERNO	0	0	0	7.500.000	0	0	7.500.000
TRANSFERENCIAS AL SECTOR EXTERNO	0	0	0	0	0	0	0
DONACIONES AL SECTOR EXTERNO	0	0	0	7.500.000	0	0	7.500.000
INVERSIÓN FINANCIERA	**0**	**0**	**0**	**0**	**0**	**0**	**16.000.000**
APORTES EN ACCIONES Y PARTICIP. DE CAPITAL	0	0	0	0	0	0	16.000.000
CONCESIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0
APLICACIONES FINANCIERAS	**10.100.000**	**2.282.086**	**250.000**	**15.202.010**	**0**	**0**	**386.580.011**
INCREMENTO DE ACTIVOS FINANCIEROS	0	0	0	0	0	0	
AMORTIZACIÓN DE PRÉSTAMOS	0	0	0	0	0	0	0
SERVICIO DE DEUDA PÚBLICA POR OBLIG. DE EJERCICIOS ANTERIORES	0	0	0	0	0	0	
DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS	10.100.000	2.282.086	250.000	15.202.010	0	0	386.580.011

Fuente: Onapre

Cuadro 6.20

Clasificación Sectorial del Gasto

(Miles de Bolívares)

2005-2009

CONCEPTOS	2005	2006	2007	2008	2009 a/
TOTAL	**86.288.237**	**128.261.073**	**143.243.259**	**192.543.448**	**192.939.987**
DIRECCIÓN SUPERIOR	**3.327.655**	**4.780.945**	**4.910.614**	**6.678.495**	**5.693.350**
SEGURIDAD Y DEFENSA	**6.750.296**	**7.866.584**	**8.975.782**	**12.923.928**	**13.265.089**
DEFENSA NACIONAL	3.779.596	4.325.245	4.719.477	6.370.968	6.837.784
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO	1.002.413	971.957	1.231.918	1.953.297	1.904.935
ADMON. JUSTICIA Y MINISTERIO PÚBLICO	1.968.287	2.569.382	3.024.387	4.599.663	4.522.370
AGRÍCOLA	**1.811.893**	**2.367.948**	**3.756.143**	**6.599.236**	**6.850.052**
ENERGÍA, MINAS Y PETRÓLEO	**830.208**	**631.124**	**1.979.037**	**2.938.424**	**3.019.246**
ENERGÍA	709.174	482.059	1.793.678	2.631.004	2.607.400
MINAS	39.948	27.574	20.106	60.275	50.378
PETRÓLEO Y PETROQUÍMICA	81.086	121.491	165.253	247.145	361.468
INDUSTRIA Y COMERCIO	**1.510.901**	**5.783.701**	**8.628.358**	**6.822.541**	**6.770.943**
INDUSTRIA LIGERA	521.428	1.537.048	691.275	1.199.822	559.424
INDUSTRIA BÁSICA	94.236	22.660	37.185	54.531	26.740
COMERCIO	895.237	4.223.993	7.899.898	5.568.188	6.184.779
TURISMO Y RECREACIÓN	**626.526**	**273.697**	**154.638**	**438.875**	**232.193**
TRANSPORTE Y COMUNICACIONES	**4.259.064**	**5.664.239**	**5.019.662**	**6.187.693**	**4.856.006**
TRANSPORTE	4.111.838	5.476.742	3.197.538	5.608.305	4.698.989
COMUNICACIONES	147.226	187.497	1.822.124	579.388	157.017
EDUCACIÓN	**12.449.396**	**19.900.204**	**23.843.010**	**35.495.997**	**37.518.054**
INTEGRAL	6.960.259	11.251.383	14.085.247	22.189.346	24.150.657
SUPERIOR	5.489.137	8.648.821	9.757.763	13.306.651	13.367.397
CULTURA Y COMUNICACIÓN SOCIAL	**843.625**	**1.143.972**	**1.436.753**	**2.151.704**	**2.219.707**
CULTURA	485.852	789.939	1.024.272	1.341.337	1.254.990
COMUNICACIÓN SOCIAL	357.773	354.033	412.481	810.367	964.717
CIENCIA Y TECNOLOGÍA	**813.677**	**764.190**	**1.025.647**	**1.369.170**	**1.542.783**
VIVIENDA, DES. URBANOS Y SERV. CONEXOS	**4.052.638**	**6.121.888**	**3.214.182**	**3.681.817**	**1.351.645**
SALUD	**4.966.347**	**7.245.023**	**9.759.143**	**13.360.244**	**13.775.392**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**2.794.604**	**4.236.165**	**6.152.789**	**8.889.573**	**10.437.940**
SEGURIDAD SOCIAL	**9.096.795**	**15.290.969**	**18.828.024**	**25.396.060**	**26.509.924**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**32.154.612**	**46.190.424**	**45.559.477**	**59.609.691**	**58.897.663**
TRANSFERENCIAS EXTERNAS	98.194	168.766	63.241	141.486	96.446
SITUADO CONSTITUCIONAL	12.654.881	20.913.181	24.339.428	31.157.380	28.828.975
SERVICIO DE LA DEUDA PÚBLICA	13.993.522	15.927.447	12.752.102	16.915.828	16.310.805
SUBSIDIO DE CAPITALIDAD	30.000	35.000	65.000	70.000	0
APORTE A LA POLICIA METROPOLITANA	0	0	0	0	0
FIDES	1.979.626	3.975.220	4.714.870	4.097.214	6.924.810
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES	1.432.204	371.375	232.333	592.079	480.737
FONDO DE REEST. DE LOS ORG. DEL SECTOR PUBLICO	0	0	0	0	0
ASIGNACIONES ECONÓMICAS ESPECIALES	1.964.842	4.439.435	3.392.503	6.634.806	6.255.890
OTROS GASTOS NO CLASIFICADOS	0	360.000	0	0	0
RECTIFICACIONES AL PRESUPUESTO	1.343	0	0	898	0

Fuente: Onapre

Notas:

a/ Cifras estimadas al 31/12/2009

Los valores monetarios para los años 2005-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.21

Clasificación Sectorial del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MONTO
TOTAL GASTOS	**159.406.061.772**
SECTORES SOCIALES	**72.891.047.943**
EDUCACIÓN	**29.051.895.719**
INTEGRAL	17.963.504.159
SUPERIOR	11.088.391.560
CULTURA Y COMUNICACIÓN SOCIAL	**1.452.197.910**
CULTURA	1.028.984.523
COMUNICACIÓN SOCIAL	423.213.387
CIENCIA Y TECNOLOGÍA	**1.204.595.186**
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS	**1.371.291.713**
SALUD	**13.896.631.723**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**6.222.912.472**
SEGURIDAD SOCIAL	**19.691.523.220**
SECTORES PRODUCTIVOS	**14.936.877.473**
AGRÍCOLA	**4.988.985.688**
ENERGÍA, MINAS Y PETRÓLEO	**1.771.626.477**
ENERGÍA	1.537.412.695
MINERÍA	40.257.611
PETRÓLEO Y PETROQUÍMICA	193.956.171
INDUSTRIA Y COMERCIO	**3.013.684.602**
INDUSTRIA LIGERA	447.234.656
INDUSTRIA BÁSICA	783.850.014
COMERCIO	1.782.599.932
TURISMO Y RECREACIÓN	**154.173.931**
TRANSPORTE Y COMUNICACIONES	**5.008.406.775**
TRANSPORTE	4.716.624.432
COMUNICACIONES	291.782.343
SERVICIOS GENERALES	**17.559.636.740**
DIRECCIÓN SUPERIOR DEL ESTADO	**5.431.951.651**
SEGURIDAD Y DEFENSA	**12.127.685.089**
DEFENSA NACIONAL	6.540.511.615
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO	870.295.419
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO	4.716.878.055
GASTOS NO CLASIFICADOS SECTORIALMENTE	**54.018.499.616**
TRANSFERENCIAS AL EXTERIOR	38.057.462
SITUADO CONSTITUCIONAL	24.814.505.917
SERVICIO DE LA DEUDA PÚBLICA	16.807.724.494
SUBSIDIO DE CAPITALIDAD	50.000.000
APORTE POLICÍA METROPOLITANA	
FIDES	6.499.008.150
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES	195.654.792
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO	
ASIGNACIONES ECONOMICAS ESPECIALES	4.372.823.505
OTROS GASTOS NO CLASIFICADOS	0
RECTIFICACIONES AL PRESUPUESTO	1.240.725.296

Fuente: Onapre

Cuadro 6.22

Clasificación Sectorial del Gasto por Fuentes de Financiamiento

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	ORDINARIOS	PROYECTOS POR ENDEUDAMIENTO	DEUDA PÚBLICA	GESTION FISCAL	OTRAS FUENTES	TOTAL
TOTAL GASTOS	**124.072.529.585**	**4.948.462.083**	**10.293.053.746**	**20.000.000.000**	**92.016.358**	**159.406.061.772**
DIRECCIÓN SUPERIOR DEL ESTADO	**4.457.877.185**	**50.975.774**		**923.098.692**		**5.431.951.651**
SEGURIDAD Y DEFENSA	**9.518.650.035**	**183.297.680**		**2.425.737.374**		**12.127.685.089**
DEFENSA NACIONAL	4.426.315.628	120.010.969		1.994.185.018		6.540.511.615
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO	663.074.951			207.220.468		870.295.419
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO	4.429.259.456	63.286.711		224.331.888		4.716.878.055
AGRÍCOLA	**4.181.646.472**	**607.339.218**		**199.999.998**		**4.988.985.688**
ENERGÍA, MINAS Y PETRÓLEO	**240.369.369**	**1.531.257.108**				**1.771.626.477**
ENERGÍA	6.155.587	1.531.257.108				1.537.412.695
MINERÍA	40.257.611					40.257.611
PETRÓLEO Y PETROQUÍMICA	193.956.171					193.956.171
INDUSTRIA Y COMERCIO	**1.718.232.687**	**729.078.812**		**566.373.103**		**3.013.684.602**
INDUSTRIA LIGERA	376.834.656			70.400.000		447.234.656
INDUSTRIA BÁSICA	54.771.202	729.078.812				783.850.014
COMERCIO	1.286.626.829			495.973.103		1.782.599.932
TURISMO Y RECREACIÓN	**152.933.931**			**1.240.000**		**154.173.931**
TRANSPORTE Y COMUNICACIONES	**3.076.685.685**	**1.363.569.387**		**568.151.703**		**5.008.406.775**
TRANSPORTE	2.816.903.342	1.363.569.387		536.151.703		4.716.624.432
COMUNICACIONES	259.782.343			32.000.000		291.782.343
EDUCACIÓN	**22.456.406.508**			**6.551.321.359**	**44.167.852**	**29.051.895.719**
INTEGRAL	13.979.048.567			3.940.287.740	44.167.852	17.963.504.159
SUPERIOR	8.477.357.941			2.611.033.619		11.088.391.560
CULTURA Y COMUNICACIÓN SOCIAL	**1.326.257.201**	**123.940.709**		**2.000.000**		**1.452.197.910**
CULTURA	905.043.814	123.940.709				1.028.984.523
COMUNICACIÓN SOCIAL	421.213.387			2.000.000		423.213.387
CIENCIA Y TECNOLOGÍA	**1.002.009.280**			**202.585.906**		**1.204.595.186**
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS	**860.422.772**	**356.368.941**		**154.500.000**		**1.371.291.713**
SALUD	**10.349.226.964**			**3.506.917.562**	**40.487.197**	**13.896.631.723**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**5.528.203.208**	**2.634.454**		**684.713.501**	**7.361.309**	**6.222.912.472**
SEGURIDAD SOCIAL	**15.533.517.828**			**4.158.005.392**		**19.691.523.220**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**43.670.090.460**		**10.293.053.746**	**55.355.410**		**54.018.499.616**
TRANSFERENCIAS AL EXTERIOR	34.557.462			3.500.000		38.057.462
SITUADO CONSTITUCIONAL	24.814.505.917					24.814.505.917
SERVICIO DE LA DEUDA PÚBLICA	6.514.670.748		10.293.053.746			16.807.724.494
SUBSIDIO DE CAPITALIDAD				50.000.000		50.000.000
APORTE POLICÍA METROPOLITANA						
FIDES	6.499.008.150					6.499.008.150
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES	193.799.382			1.855.410		195.654.792
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO						
ASIGNACIONES ECONÓMICAS ESPECIALES	4.372.823.505					4.372.823.505
OTROS GASTOS NO CLASIFICADOS						
RECTIFICACIONES AL PRESUPUESTO	1.240.725.296					1.240.725.296

Fuente: Onapre

Cuadro 6.23-1

Clasificación Sectorial - Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	ASAMBLEA NACIONAL	CONTRALORÍA GENERAL DE LA REPÚBLICA	CONSEJO NACIONAL ELECTORAL	MIN. P.P. PARA RELACIONES EXTERIORES	MIN. P.P. PARA ECONOMÍA Y FINANZAS	MIN. P.P. PARA LA DEFENSA	MIN. P.P. PARA LA EDUCACIÓN	MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL	MIN. P.P. PARA EL AMBIENTE	TRIBUNAL SUPREMO DE JUSTICIA
TOTAL GASTOS	**817.521.807**	**166.223.105**	**1.633.401.387**	**1.046.149.918**	**20.658.280.025**	**8.604.293.447**	**23.628.394.139**	**11.554.047.276**	**1.687.528.211**	**3.682.426.653**
DIRECCIÓN SUPERIOR DEL ESTADO	**474.242.497**	**93.348.798**	**1.162.314.617**	**773.560.200**	**1.870.056.943**					
SEGURIDAD Y DEFENSA				**270.000**		**6.531.166.615**				**2.790.089.293**
DEFENSA NACIONAL				270.000		6.531.166.615				
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO										
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO										2.790.089.293
AGRÍCOLA					**26.539.240**				**548.207.800**	
ENERGÍA, MINAS Y PETRÓLEO										
ENERGÍA										
MINERÍA										
PETRÓLEO Y PETROQUÍMICA										
INDUSTRIA Y COMERCIO					**10.800.000**					
INDUSTRIA LIGERA					10.800.000					
INDUSTRIA BÁSICA										
COMERCIO										
TURISMO Y RECREACIÓN					**2.481.338**				**51.000.000**	
TRANSPORTE Y COMUNICACIONES					**11.373.960**	**15.200.000**				
TRANSPORTE					11.373.960	15.200.000				
COMUNICACIONES										
EDUCACIÓN				**68.947**	**389.881.992**	**40.915.811**	**17.149.000.459**		**250.000**	
INTEGRAL					371.828.212	35.000	17.149.000.459			
SUPERIOR				68.947	18.053.780	40.880.811			250.000	
CULTURA Y COMUNICACIÓN SOCIAL	**37.980.741**				**22.747.920**		**44.290.275**			**1.054.234**
CULTURA							44.290.275			
COMUNICACIÓN SOCIAL	37.980.741				22.747.920					1.054.234
CIENCIA Y TECNOLOGÍA							**143.153.829**	**33.001.317**	**12.800.000**	
VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS									**867.791.713**	
SALUD	**67.569.154**	**1.553.750**	**101.297.184**	**67.793.106**	**561.265.933**	**284.075.046**	**1.855.373.302**	**51.499.325**	**50.094.787**	**464.936.176**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**41.411.340**	**5.564.378**	**61.534.277**	**66.536.033**	**122.725.259**	**354.828.133**	**749.141.207**	**417.865.929**	**45.534.274**	**46.912.018**
SEGURIDAD SOCIAL	**196.018.075**	**65.703.159**	**308.255.309**	**123.921.632**	**607.189.924**	**1.378.050.192**	**3.686.264.961**	**11.051.680.705**	**111.774.387**	**379.434.932**
GASTOS NO CLASIFICADOS SECTORIALMENTE	**300.000**	**53.020**		**14.000.000**	**17.033.217.516**	**57.650**	**1.170.106**		**75.250**	
TRANSFERENCIAS AL EXTERIOR	300.000	53.020		14.000.000	16.012.000	57.650	1.170.106		75.250	
SITUADO CONSTITUCIONAL										
SERVICIO DE LA DEUDA PÚBLICA					16.807.724.494					
SUBSIDIO DE CAPITALIDAD										
APORTE POLICÍA METROPOLITANA										
FIDES										
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES					191.299.382					
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO										
ASIGNACIONES ECONÓMICAS ESPECIALES					18.181.640					
OTROS GASTOS NO CLASIFICADOS										
RECTIFICACIONES AL PRESUPUESTO										

Fuente: Onapre

Cuadro 6.23-2

Clasificación Sectorial - Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MINISTERIO PÚBLICO	PROCURADURÍA GENERAL DE LA REPÚBLICA	MIN. P.P. PARA RELACIONES INTERIORES Y JUSTICIA	MIN. P.P. PARA LA PLANIFICACIÓN Y DESARROLLO	DEFENSORÍA DEL PUEBLO	VICEPRESIDENCIA DE LA REPÚBLICA	MIN. P.P. PARA LA AGRICULTURA Y TIERRAS	MIN. P.P. PARA LA EDUCACIÓN SUPERIOR	MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN	MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA
TOTAL GASTOS	**1.023.545.941**	**85.084.061**	**30.339.829.257**	**6.887.406.466**	**74.220.818**	**695.501.375**	**2.221.721.002**	**10.629.294.134**	**337.552.636**	**3.322.615.068**
DIRECCIÓN SUPERIOR DEL ESTADO		**67.429.155**		**255.361.110**		**131.839.390**				**440.481.254**
SEGURIDAD Y DEFENSA	**686.215.659**		**2.031.559.774**		**68.375.248**					**20.000.000**
DEFENSA NACIONAL			9.075.000							
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO			850.286.919							20.000.000
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO	686.215.659		1.172.197.855		68.375.248					
AGRÍCOLA							**1.828.039.420**			
ENERGÍA, MINAS Y PETRÓLEO										
ENERGÍA										
MINERÍA										
PETRÓLEO Y PETROQUÍMICA										
INDUSTRIA Y COMERCIO				**72.722.923**		**423.873.013**	**11.885.920**			
INDUSTRIA LIGERA				72.722.923						
INDUSTRIA BÁSICA										
COMERCIO						423.873.013	11.885.920			
TURISMO Y RECREACIÓN										
TRANSPORTE Y COMUNICACIONES						**8.817.034**				
TRANSPORTE						8.817.034				
COMUNICACIONES										
EDUCACIÓN				**25.407.650**				**10.496.897.806**		**796.886.074**
INTEGRAL										301.836.749
SUPERIOR				25.407.650				10.496.897.806		495.049.325
CULTURA Y COMUNICACIÓN SOCIAL			**22.500**			**123.940.709**		**6.492.841**	**316.430.492**	**54.283.008**
CULTURA			22.500			123.940.709		6.492.841		54.283.008
COMUNICACIÓN SOCIAL									316.430.492	
CIENCIA Y TECNOLOGÍA							**250.325.965**			
VIVIENDA, DESARROLLO URBANO Y SERV. CONE										
SALUD	**88.310.640**	**3.139.708**	**207.886.696**	**11.212.076**	**1.542.000**	**3.616.376**	**18.053.663**	**64.656.444**	**2.075.000**	**879.893.302**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**19.739.228**	**5.507.742**	**31.530.474**	**9.778.720**	**1.007.701**	**1.053.550**	**21.543.128**	**35.774.508**	**13.683.084**	**1.073.010.705**
SEGURIDAD SOCIAL	**229.280.414**	**9.007.456**	**156.923.673**	**13.915.837**	**3.295.869**	**2.361.303**	**91.872.906**	**23.104.671**	**5.364.060**	**58.060.725**
GASTOS NO CLASIFICADOS SECTORIALMENTE			**27.911.906.140**	**6.499.008.150**				**2.367.864**		
TRANSFERENCIAS AL EXTERIOR			250.000					2.367.864		
SITUADO CONSTITUCIONAL			24.814.505.917							
SERVICIO DE LA DEUDA PÚBLICA										
SUBSIDIO DE CAPITALIDAD			50.000.000							
APORTE POLICÍA METROPOLITANA										
FIDES				6.499.008.150						
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES			4.355.410							
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO										
ASIGNACIONES ECONÓMICAS ESPECIALES			3.042.794.813							
OTROS GASTOS NO CLASIFICADOS										
RECTIFICACIONES AL PRESUPUESTO										

Fuente: Onapre

Cuadro 6.23-3

Clasificación Sectorial - Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	CONSEJO MORAL REPUBLICANO	SUPERINTENDENCIA DE AUDITORÍA INTERNA	MIN. P.P. PARA LA ALIMENTACIÓN	MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA	MIN. P.P. PARA EL TURISMO	MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO	MIN. P.P. PARA LA CULTURA	MIN. P.P. PARA EL DEPORTE	MIN. P.P. PARA LOS PUEBLOS INDÍGENAS	MIN. P.P. PARA EL COMERCIO
TOTAL GASTOS	4.110.988	20.274.619	2.854.719.850	831.203.961	128.144.007	1.781.317.467	838.480.225	654.168.646	144.115.850	226.458.981
DIRECCION SUPERIOR DEL ESTADO	3.848.298	16.855.114	134.614.275		1.000.000					
SEGURIDAD Y DEFENSA										
DEFENSA NACIONAL										
POLITICA, SEGURIDAD Y ORDEN PÚBLICO										
ADMINISTRACION DE JUSTICIA Y MINISTERIO PUBLICO										
AGRÍCOLA			2.578.599.490							
ENERGIA, MINAS Y PETRÓLEO				39.824.845	1.500.000	1.730.301.632				
ENERGÍA						1.537.412.695				
MINERÍA				39.824.845		432.766				
PETROLEO Y PETROQUIMICA					1.500.000	192.456.171				
INDUSTRIA Y COMERCIO				785.082.151						182.884.616
INDUSTRIA LIGERA				1.232.137						126.816.334
INDUSTRIA BÁSICA				783.850.014						
COMERCIO										56.068.282
TURISMO Y RECREACIÓN					100.692.593					
TRANSPORTE Y COMUNICACIONES										
TRANSPORTE										
COMUNICACIONES										
EDUCACION					4.000.000	8.092.415				
INTEGRAL						8.092.415				
SUPERIOR					4.000.000					
CULTURA Y COMUNICACIÓN SOCIAL							799.955.190			
CULTURA							799.955.190			
COMUNICACIÓN SOCIAL										
CIENCIA Y TECNOLOGÍA						16.000				
VIVIENDA, DESARROLLO URBANO Y SERV. CONE										
SALUD	65.000	571.480	2.700.000		530.378	5.754.500	18.916.825	2.056.250	285.000	6.785.010
DESARROLLO SOCIAL Y PARTICIPACIÓN	87.450	1.045.764	134.013.262	2.759.593	12.536.461	1.722.258	7.710.971	646.421.866	142.798.390	1.900.000
SEGURIDAD SOCIAL	110.240	1.802.261	4.792.823	3.537.372	7.284.575	34.965.365	11.897.239	4.450.530	1.032.460	34.889.355
GASTOS NO CLASIFICADOS SECTORIALMENTE					600.000	465.297		1.240.000		
TRANSFERENCIAS AL EXTERIOR					600.000	465.297		1.240.000		
SITUADO CONSTITUCIONAL										
SERVICIO DE LA DEUDA PUBLICA										
SUBSIDIO DE CAPITALIDAD										
APORTE POLICÍA METROPOLITANA										
FIDES										
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES										
FONDO DE REESTRUCTURACION DEL SECTOR PUBLICO										
ASIGNACIONES ECONOMICAS ESPECIALES										
OTROS GASTOS NO CLASIFICADOS										
RECTIFICACIONES AL PRESUPUESTO										

Fuente: Onapre

Cuadro 6.23-4

Clasificación Sectorial - Institucional del Gasto

Proyecto de Ley de Presupuesto 2010

(En Bolívares)

DENOMINACIÓN	MIN. P.P. PARA LA SALUD	MIN. P.P. PARA LAS OBRAS PÚBLICAS Y VIVIENDA	MIN. P.P. PARA CIENCIA, TECN. E IND. INTERMEDIAS	MIN. P.P. PARA LAS COMUNAS Y PROTECCIÓN SOCIAL	MIN. P.P. PARA LA MUJER Y LA IGUALDAD DE GÉNERO	RECTIFICACIONES	TOTAL
TOTAL GASTOS	**9.332.105.290**	**7.069.005.361**	**1.413.522.607**	**3.469.355.081**	**303.316.817**	**1.240.725.296**	**159.406.061.772**
DIRECCIÓN SUPERIOR DEL ESTADO			**7.000.000**				**5.431.951.651**
SEGURIDAD Y DEFENSA	**8.500**						**12.127.685.089**
DEFENSA NACIONAL							6.540.511.615
POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO	8.500						870.295.419
ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO							4.716.878.055
AGRÍCOLA		**7.599.738**					**4.988.985.688**
ENERGÍA, MINAS Y PETRÓLEO							**1.771.626.477**
ENERGÍA							1.537.412.695
MINERÍA							40.257.611
PETRÓLEO Y PETROQUÍMICA							193.956.171
INDUSTRIA Y COMERCIO		**1.030.000.000**	**182.517.657**	**176.545.941**	**137.372.381**		**3.013.684.602**
INDUSTRIA LIGERA			182.517.657	53.145.605			447.234.656
INDUSTRIA BÁSICA							783.850.014
COMERCIO		1.030.000.000		123.400.336	137.372.381		1.782.599.932
TURISMO Y RECREACIÓN							**154.173.931**
TRANSPORTE Y COMUNICACIONES		**4.696.233.438**	**276.782.343**				**5.008.406.775**
TRANSPORTE		4.681.233.438					4.716.624.432
COMUNICACIONES		15.000.000	276.782.343				291.782.343
EDUCACIÓN	**950.135**	**19.544.430**		**120.000.000**			**29.051.895.719**
INTEGRAL	197.704	12.513.620		120.000.000			17.963.504.159
SUPERIOR	752.431	7.030.810					11.088.391.560
CULTURA Y COMUNICACIÓN SOCIAL			**45.000.000**				**1.452.197.910**
CULTURA							1.028.984.523
COMUNICACIÓN SOCIAL			45.000.000				423.213.387
CIENCIA Y TECNOLOGÍA	**327.100**		**751.267.381**	**13.703.594**			**1.204.595.186**
VIVIENDA, DESARROLLO URBANO Y SERV. CONE		**371.500.000**		**132.000.000**			**1.371.291.713**
SALUD	**8.577.931.162**	**398.386.577**	**14.158.094**	**82.347.779**	**300.000**		**13.896.631.723**
DESARROLLO SOCIAL Y PARTICIPACIÓN	**147.058.260**	**166.418.834**	**118.004.795**	**1.551.888.066**	**163.864.814**		**6.222.912.472**
SEGURIDAD SOCIAL	**605.830.133**	**379.322.344**	**17.326.062**	**81.022.649**	**1.779.622**		**19.691.523.220**
GASTOS NO CLASIFICADOS SECTORIALMENTE			**1.466.275**	**1.311.847.052**		**1.240.725.296**	**54.018.499.616**
TRANSFERENCIAS AL EXTERIOR			1.466.275				38.057.462
SITUADO CONSTITUCIONAL							24.814.505.917
SERVICIO DE LA DEUDA PÚBLICA							16.807.724.494
SUBSIDIO DE CAPITALIDAD							50.000.000
APORTE POLICÍA METROPOLITANA							
FIDES							6.499.008.150
OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES							195.654.792
FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO							
ASIGNACIONES ECONÓMICAS ESPECIALES				1.311.847.052			1.372.823.505
OTROS GASTOS NO CLASIFICADOS							
RECTIFICACIONES AL PRESUPUESTO						1.240.725.296	1.240.725.296

Fuente: Onapre

Cuadro 6.24-1

Servicio de la Deuda Pública Interna

(Miles de Bolívares)
2005-2010

CONCEPTO	2005			2006			2007		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA DIRECTA	**12.508.220**	**3.939.885**	**16.448.105**	**13.331.358**	**2.912.604**	**16.243.962**	**9.941.504**	**2.527.120**	**12.468.624**
Bonos y Otros Títulos Valores	12.488.949	3.938.896	16.427.845	13.323.239	2.912.337	16.235.576	9.941.504	2.527.120	12.468.624
Bonos Deuda Pública Nacional	5.428.018	3.905.277	9.333.295	6.764.887	2.911.537	9.676.424	7.921.504	2.526.330	10.447.834
Letras del Tesoro	6.538.685	0	6.538.685	6.558.243	0	6.558.243	2.020.000	0	2.020.000
Pagarés	522.246	33.619	555.865	109	800	909	0	790	790
Préstamos	19.271	989	20.260	8.119	267	8.386	0	0	0

Cuadro 6.24-2

Servicio de la Deuda Pública Interna

(Miles de Bolívares)
2005-2010

CONCEPTO	2008			2009 1/			2010 2/		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA DIRECTA	**10.216.455**	**3.536.874**	**13.753.329**	**4.289.633**	**1.762.505**	**6.052.138**	**0**	**9.055.735**	**9.055.735**
Bonos y Otros Títulos Valores	10.216.455	3.372.169	13.588.624	4.289.633	1.762.090	6.051.723	0	9.055.735	9.055.735
Bonos Deuda Pública Nacional	8.474.477	3.371.380	11.845.857	2.943.633	1.762.090	4.705.723	0	8.483.598	8.483.598
Letras del Tesoro	1.587.515	0	1.587.515	1.346.000	0	1.346.000	0	572.137	572.137
Pagarés	154.463	789	155.252	0	0	0	0	0	0
Préstamos	0	164.705	164.705	0	415	415	0	0	0

FUENTE: Página Web del Ministerio del Poder Popular para Economía y Finanzas. Oficina Nacional de Crédito Público

1 Cifras preliminares al 30-06-09

2 Proyecto de Ley de Presupuesto

Nota: Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.25-1

Servicio de la Deuda Pública Externa

(Millones de dólares)

2005-2010

CONCEPTO	2005			2006			2007		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA EXTERNA DIRECTA	**2.668**	**2.378**	**5.046**	**5.757**	**2.414**	**8.171**	**2.207**	**2.303**	**4.510**
Tenedores de Bonos y Obligaciones	1.320	2.018	3.338	4.192	2.038	6.230	573	1.949	2.522
Bancos Comerciales y Otras Instituciones Financieras	594	130	724	759	147	906	512	119	631
Bilateral	113	43	156	107	27	134	56	29	85
Multilateral	595	182	777	623	199	822	1.048	205	1.253
Proveedores	46	5	51	76	3	79	18	1	19
B.- DEUDA EXTERNA INDIRECTA	**154**	**12**	**166**	**62**	**2**	**64**	**0**	**0**	**0**
TOTAL SERVICIO (A + B)	**2.822**	**2.390**	**5.212**	**5.819**	**2.416**	**8.235**	**2.207**	**2.303**	**4.510**

Cuadro 6.25-2

Servicio de la Deuda Pública Externa

(Millones de dólares)

2005-2010

CONCEPTO	2008			2009 1/			2010 2/		
	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL	CAPITAL	INTERESES	TOTAL
A.- DEUDA EXTERNA DIRECTA	**2.301**	**2.488**	**4.789**	**395**	**1.202**	**1.597**	**0**	**3.606**	**3.606**
Tenedores de Bonos y Obligaciones	1.461	2.192	3.653	0	1.075	1.075	0	3.430	3.430
Bancos Comerciales y Otras Instituciones Financieras	397	94	491	171	33	204	0	23	23
Bilateral	78	31	109	54	15	69	0	27	27
Multilateral	350	170	520	169	79	248	0	120	120
Proveedores	15	1	16	1	0	1	0	6	6
B.- DEUDA EXTERNA INDIRECTA	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL SERVICIO (A + B)	**2.301**	**2.488**	**4.789**	**395**	**1.202**	**1.597**	**0**	**3.606**	**3.606**

FUENTE: Pagina Web del Ministerio del Poder Popular para Economía y Finanzas.Oficina Nacional de Crédito Publico

1/ Cifras preliminares al 30-06-09

2/ Proyecto de Ley de Presupuesto

Cuadro 6.26

Saldo de la Deuda Pública Interna

(Miles de Bolívares)

2005 - 2009

CONCEPTO	2005	2006	2007	2008	Al 30-06-09 2009 1/
TOTAL DEUDA PUBLICA (A+ B)	**33.712.463**	**36.220.779**	**35.991.327**	**30.514.606**	**43.949.991**
A.- REPUBLICA	**33.711.991**	**36.220.307**	**35.990.855**	**30.514.134**	**43.949.519**
Bonos Deuda Pública Nacional	30.190.579	34.078.512	35.076.560	29.965.506	41.377.306
Letras del Tesoro (Corto Plazo)	3.192.636	1.820.000	592.500	546.000	2.570.000
Pagares	154.921	154.812	154.812	349	349
Préstamo	173.855	166.983	166.983	2.279	1.864
B.- ENTES	**472**	**472**	**472**	**472**	**472**

FUENTE: Pagina Web del Ministerio del Poder Popular para Economía y Finanzas.Oficina Nacional de Crédito Publico

1/ Cifras Preliminares al 30-06-09

Nota: Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.27

Saldo de la Deuda Pública Externa

(Millones de dólares)

2005-2009

CONCEPTO	2005	2006	2007	2008	Al 30-06-09 2009 1/
TOTAL DEUDA PUBLICA (I + II)	**31.197**	**27.253**	**27.314**	**29.861**	**29.894**
I.- REPÚBLICA	**31.138**	**27.253**	**27.314**	**29.861**	**29.894**
Tenedores de bonos y obligaciones	25.443	21.440	22.313	24.867	24.867
Bancos comerciales u otras inst. financieras	1.980	1.832	1.656	1.370	1.225
Bilaterales	538	537	664	716	669
Multilaterales	3.101	3.413	2.662	2.903	3.129
Proveedores	76	31	19	5	4
II.- ENTES	**59**	**0**	**0**	**0**	**0**

FUENTE: Pagina Web del Ministerio del Poder Popular para Economía y Finanzas.Oficina Nacional de Crédito Publico

1/ Cifras Preliminares al 30-06-09

CAPÍTULO 7

ÁMBITO REGIONAL

Listado de Cuadros de la serie estadística (2005 – 2010)

Cuadro 7.1

Ingresos Acordados para los Estados y Distritos

(Miles de Bolívares)

2005 - 2010

DENOMINACIÓN	2005	2006	2007	2008	2009 (1)	2010
SITUADO CONSTITUCIONAL (2)	**10.057.442**	**16.730.545**	**19.471.542**	**24.947.064**	**23.042.020**	**19.851.605**
LEY DE ASIGNACIONES ECONÓMICAS ESPECIALES (3)	**1.964.842**	**3.228.185**	**2.035.502**	**2.471.177**	**2.196.540**	**1.836.586**
FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN (FIDES) (4)	**1.164.830**	**2.032.556**	**2.062.365**	**1.703.784**	**2.835.523**	**2.734.206**
INGRESOS PROPIOS	**116.624**	**796.107**	**826.590**	**987.222**	**1.157.479**	**1.163.266**
APORTES ESPECIALES	**2.895.189**	**3.894.760**	**4.206.582**	**5.788.791**	**4.011.436**	**3.928.896**
- Subsidio de Capitalidad	30.000	35.000	65.000	-	-	50.000
- Subsidio Régimen Especial	66.463	66.463	70.000	80.000	80.000	80.000
- Del Ejecutivo Nacional	2.779.003	3.760.488	3.938.728	5.528.535	3.751.556	3.798.896
a) Transferencia de Competencia del Sector Salud	1.610.017	2.879.922	2.866.511	4.270.257	3.492.619	3.683.242
b) Tranferencia de competencia para servicios de protección al menor	17.002	17.002	-	-	-	-
c) Tranferencias de capital para obras infraestructura	155.859	114.447	415.450	315.011 (5)	82.638 (8)	-
d) Transferencias para cumplimiento de la Ley de Subsistema de Vivienda y Política Habitacional	100.355	123.614	276.817	549.145	-	-
e) Transferencias del Ministerio del Poder Popular para Relaciones Interiores y Justicia	830.663	425.332	143.156	272.329 (6)	65.000 (9)	4.355
f) Otros Aportes	65.107	200.171	236.794	121.793 (7)	111.299 (10)	111.299
- De los Municipios que conforman el Distrito Metropolitano de Caracas (11)	19.723	32.809	132.854	180.256	179.880	-
TOTAL INGRESOS	**16.198.927**	**26.682.153**	**28.602.581**	**35.898.038**	**33.242.998**	**29.514.559**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Notas:

- Ingresos propios en función de las Leyes y Ordenanzas de Presupuesto de Ingresos Gastos de los Estados y los Distritos, respectivamente.
- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

(1) Incluye modificaciones al 31 de agosto de 2009.

(2) Excluye el monto del situado constitucional municipal, el cual es transferido por el Ejecutivo Nacional a los municipios, en virtud de la modificación efectuada a la Ley de Reforma Parcial de la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público en fecha 14 de agosto de 2003.

(3) No contempla la cuota que de éstos ingresos le corresponde a los municipios y consejos comunales, a partir de la entrada en vigencia de la reforma efectuada a la Ley de Asignaciones Económicas Especiales (LAEE) durante

(4) Excluye el aporte municipal. De igual forma, no se prevé el monto asignado a los consejos comunales generado a partir de la aplicación de la reforma efectuada a la Ley del Fides durante el año 2006.

(5) Se incluyen recursos para las Gobernaciones del Estado Portuguesa con el fin de cubrir insuficiencias presupuestarias de las obras ejecutadas y complemento del Proyecto Turén, para la culminación de las obras faltantes de la Rehabilitación de Cloacas y Acueductos de Villa Bruzual, Municipio Turén y para el Estado Barinas, con el fin de cubrir la consolidación de las obras correspondientes a los Juegos Llanos 2007, así como la consolidación y culminación de las diferentes obras de infraestructura que se encuentran distribuidas por todo el territorio de esa entidad federal. De igual manera se incluyen Bs. 65,0 millones para el Estado Lara, a través del Ministerio del Poder Popular para el Deporte, a fin de concluir el "Estadio de Fútbol" de dicho Estado

(6) Se incluyen recursos con el fin de financiar proyectos de inversión y gastos de funcionamiento de las siguientes gobernaciones: Bolívar, Yaracuy, Portuguesa y Sucre.

(7) Se incluyen recursos asignados al Distrito Metropolitano de Caracas a través del Ministerio del Poder Popular para Economía y Finanzas, con el fin de pagar ajuste de jubilaciones y pensiones del personal médico y docente

(8) Aporte a la Gobernación del Estado Aragua para obras de rescate del Patrimonio Histórico del Estado, así como recuperación de escuelas y hospitales.

(9) Aporte a la Gobernación del Estado Apure para gastos de personal y Gobernación del Estado Aragua destinados al equipamiento de la Policía y Cuerpo de Bomberos.

(10) Se incluyen recursos asignados al Distrito Metropolitano de Caracas, con el fin de pagar pensiones y jubilaciones de los extrabajadores de la extinta Gobenación del Distrito Federal.

(11) Aporte que las Alcaldías de los municipios Libertador, Chacao, Baruta, Sucre y El Hatillo, transfieren al Distrito Metropolitano de Caracas, de acuerdo a las Ordenanzas de Presupuesto de ese Distrito; en cumplimiento a lo establecido en su Ley de Creación. Para el año 2009 se consideró el ajuste del Situado efectuado por el Ejecutivo Nacional y la Ley del Régimen Municipal a Dos Niveles del Área Metropolitana de Caracas.

Cuadro 7.2
Distribución del Situado Constitucional
(Miles de Bolívares)
2005 - 2010

ENTIDADES FEDERALES	2005	2006	2007	2008	2009 (1)	2010
DISTRITO CAPITAL	712.817	1.110.202	1.277.742	1.612.489	1.485.129	1.260.135
AMAZONAS	158.728	269.098	313.925	401.413	374.948	321.185
ANZOÁTEGUI	508.533	838.822	976.408	1.245.666	1.160.752	1.002.670
APURE	177.828	409.708	478.457	612.731	573.341	491.784
ARAGUA	563.275	920.307	1.069.313	1.361.989	1.266.852	1.086.316
BARINAS	316.468	528.981	617.302	789.594	737.879	636.776
BOLÍVAR	511.715	861.429	1.004.627	1.283.890	1.198.451	1.034.274
CARABOBO	704.777	1.158.681	1.347.919	1.718.703	1.600.535	1.370.270
COJEDES	202.490	336.629	392.329	501.177	467.678	401.136
DELTA AMACURO	163.598	274.730	320.463	409.749	382.743	326.643
FALCÓN	355.564	592.756	690.524	881.801	822.562	705.936
GUÁRICO	315.413	525.834	612.956	783.326	731.270	625.316
LARA	592.004	974.336	1.133.702	1.446.049	1.347.123	1.158.413
MÉRIDA	340.725	567.782	661.912	845.837	789.564	675.562
MIRANDA	863.178	1.427.683	1.660.859	2.117.219	1.970.734	1.693.750
MONAGAS	341.460	571.960	667.612	853.974	798.081	687.526
NUEVA ESPARTA	239.417	395.423	460.107	586.696	546.293	471.257
PORTUGUESA	347.680	580.245	676.566	864.873	807.740	690.754
SUCRE	365.670	600.265	698.026	995.876	723.375	708.886
TÁCHIRA	424.688	709.957	827.282	1.056.852	986.258	845.005
TRUJILLO	306.700	511.683	596.226	761.744	711.011	608.704
VARGAS	218.088	352.368	408.523	519.290	482.043	412.852
YARACUY	275.661	462.898	539.848	690.167	644.612	551.855
ZULIA	1.050.965	1.748.768	2.038.914	2.605.959	2.433.046	2.084.600
TOTAL	**10.057.442**	**16.730.545**	**19.471.542**	**24.947.064**	**23.042.020**	**19.851.605**

Fuente: Onapre. Leyes de Presupuesto y Modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Notas:

- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01 01 2008 a objeto de mantener la uniformidad de la serie estadística.

(1) Incluye modificaciones al 31 de agosto de 2009.

Cuadro 7.3

Distribución de las Asignaciones Económicas Especiales

(Miles de Bolívares)

2005 - 2010

ENTIDADES FEDERALES	2005	2006	2007	2008	2009 (1)	2010
DISTRITO CAPITAL	-	-	-	-	50.045	60.324
DISTRITO METROPOLITANO DE CARACAS	65.418	105.383	66.000	78.650	16.431	-
AMAZONAS	13.852	22.715	14.468	17.526	15.322	13.583
ANZOÁTEGUI	285.299	452.140	354.157	400.434	330.354	277.779
APURE	23.024	37.348	23.513	25.843	24.037	18.182
ARAGUA	50.201	81.785	51.913	63.011	53.497	49.685
BARINAS	38.767	57.745	37.003	47.098	45.142	34.273
BOLÍVAR	59.947	102.868	62.616	81.505	67.608	62.861
CARABOBO	78.587	128.405	81.378	102.292	85.090	76.417
COJEDES	9.576	15.705	10.034	12.282	10.506	9.655
DELTA AMACURO	16.890	25.649	18.285	17.644	16.361	11.535
FALCÓN	98.098	160.286	102.766	120.481	112.386	90.612
GUÁRICO	34.434	56.070	34.917	42.444	39.646	30.757
LARA	54.333	88.792	56.396	68.136	58.436	53.669
MÉRIDA	25.345	41.549	26.470	32.075	27.575	25.418
MIRANDA	85.048	139.142	88.436	106.871	93.564	84.098
MONAGAS	348.850	613.171	344.585	450.729	438.773	374.402
NUEVA ESPARTA	12.980	21.251	13.513	16.334	14.009	12.880
PORTUGUESA	26.443	43.323	27.592	33.433	28.762	26.607
SUCRE	28.023	45.688	28.964	34.944	29.923	29.530
TÁCHIRA	35.299	57.775	36.782	44.820	38.294	35.263
TRUJILLO	22.244	37.717	38.164	27.180	23.116	34.893
VARGAS	10.354	16.746	10.530	12.601	10.699	9.748
YARACUY	17.838	29.264	18.660	22.633	19.499	17.967
ZULIA	500.968	800.196	464.847	586.368	523.428	378.266
DISTRITO ALTO APURE	23.024	47.472	23.513	25.843	24.037	18.182
T O T A L	**1.964.842**	**3.228.185**	**2.035.502**	**2.471.177**	**2.196.540**	**1.836.586**

Fuente: Onapre. Leyes de Presupuesto y Modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Notas:

- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01-01-2008 a objeto de mantener la uniformidad de la serie estadística.
- A partir del año 2006, no incluye la Ley de Asignaciones Económicas Especiales Municipal. Las Gobernaciones de Estado calculaban y distribuían lo correspondiente a estos ingresos, esta situación se modifica según lo establecido en los artículos 16, 20 y 22 de la reforma parcial de la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.408 del 29-03-2006, a partir de la entrada en vigencia de esta Ley, estos son transferidos a través del Ministerio del Poder Popular para Relaciones Interiores y Justicia.

(1) Incluye modificaciones al 31 de agosto de 2009.

Cuadro 7. 4

Ley Orgánica de Descentralización, Delimitación y Transferencias de Competencias del Poder Público

Recursos Transferidos a los Estados y Distritos para Atender los Servicios de Salud

(Miles de Bolívares)

2005 - 2010

ENTIDADES FEDERALES	2005	2006 (1)	2007	2008	2009 (2) (3)	2010
DISTRITO METROPOLITANO	159.658	272.966	285.428	434.479	-	-
ANZOÁTEGUI	106.167	179.404	183.757	268.402	260.487	275.905
APURE	62.595	116.758	117.865	173.526	174.591	183.037
ARAGUA	115.970	206.736	202.807	307.297	303.398	316.898
BOLÍVAR	101.485	161.026	169.915	249.021	251.551	245.137
CARABOBO	130.771	205.814	214.680	319.673	305.699	322.442
FALCÓN	54.128	93.837	99.784	141.144	137.365	149.480
LARA	113.550	182.987	188.573	287.864	278.172	295.144
MÉRIDA	92.681	146.259	153.926	218.943	210.083	226.560
MIRANDA	99.601	167.708	176.234	263.710	-	-
MONAGAS	65.578	110.427	117.666	169.527	157.746	173.469
NUEVA ESPARTA	42.076	67.173	74.326	105.506	96.191	104.491
SUCRE	88.787	162.417	159.863	241.989	240.760	257.954
TÁCHIRA	90.376	161.844	162.778	239.853	230.090	244.855
TRUJILLO	92.206	159.260	165.688	251.425	251.573	266.990
YARACUY	52.340	93.093	102.230	148.686	147.777	156.129
ZULIA	159.050	283.315	290.991	449.212	447.136	464.751
TOTAL	**1.627.019**	**2.771.024**	**2.866.511**	**4.270.257**	**3.492.619**	**3.683.242**

Fuente: Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Notas:

- Recursos transferidos a través del Ministerio del Poder Popular para la Salud.
- Las cifras correspondientes a los años 2004, 2005 y 2006, incluyen recursos para atender servicios de protección al menor.
- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

(1) La cifra correspondiente al año 2006 no incluye incremento de Bs. 125,9 millones por traspasos internos del Ministerio, por cuanto no se dispone de la información discriminada por Estado.

(2) Incluye modificaciones al 31 de agosto de 2009.

(3) Se excluyen los recursos transferidos para los servicios de salud, del Distrito Metropolitano de Caracas y Gobernación del Estado Miranda, producto de la transferencia de los hospitales al Ministerio del Poder Popular para Salud.

Cuadro 7.5

Clasificación Sectorial del Gasto Acordado de los Estados y Distritos

(Miles de Bolívares)

2005 - 2010

CÓDIGO	DENOMINACIÓN	2005	2006	2007	2008	2009 (1)	2010
01	DIRECCIÓN SUPERIOR DEL ESTADO	2.462.237	4.783.131	5.287.600	6.463.027	5.695.477	5.060.622
02	SEGURIDAD Y DEFENSA	1.425.506	2.240.437	2.572.971	3.410.998	3.379.928	2.995.762
03	AGRÍCOLA	129.592	311.073	233.529	256.430	246.961	218.891
04	ENERGÍA, MINAS Y PETRÓLEO	16.199	16.300	16.713	25.423	13.455	11.926
05	INDUSTRIA Y COMERCIO	145.790	310.575	395.572	370.699	260.900	231.246
06	TURISMO Y RECREACIÓN	80.995	134.450	137.190	173.530	156.101	138.358
07	TRANSPORTE Y COMUNICACIONES	372.575	937.341	764.130	916.041	825.738	731.884
08	EDUCACIÓN	2.138.259	3.275.816	3.776.354	5.560.543	5.302.939	5.161.938
09	CULTURA Y COMUNICACIÓN SOCIAL	145.790	241.975	318.727	405.692	351.313	311.383
10	CIENCIA Y TECNOLOGÍA	32.398	51.387	52.764	46.775	44.662	39.585
11	VIVIENDA, DESARROLLO URBANO Y SERVICIOS CONEXOS	1.781.882	2.589.276	2.653.571	2.318.582	2.932.193	2.598.916
12	SALUD	1.943.871	2.995.986	3.694.889	4.623.085	3.263.963	2.917.977
13	DESARROLLO SOCIAL Y PARTICIPACIÓN	793.748	1.127.516	1.572.248	1.896.895	1.821.886	1.485.624
14	SEGURIDAD SOCIAL	1.474.102	2.484.674	3.103.124	3.976.888	4.433.793	3.929.842
15	GASTOS NO CLASIFICADOS SECTORIALMENTE	3.255.983	5.182.216	4.023.199	5.453.430	4.513.689	3.680.605
	TOTAL GASTOS	**16.198.927**	**26.682.153**	**28.602.581**	**35.898.038**	**33.242.998**	**29.514.559**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Notas:

- Los valores monetarios para los años 2005-2007, se reexpresán en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.
- Distribución de las partidas estimadas en función de las Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

(1) Incluye modificaciones al 31 de agosto de 2009.

Cuadro 7.6

Clasificación por Partidas del Gasto Acordado de los Estados y Distritos

(Miles de Bolívares)

2005 - 2010

CÓDIGO	DENOMINACIÓN	2005	2006	2007	2008	2009 (1)	2010
4.01	GASTOS DE PERSONAL	5.233.925	8.138.529	9.401.213	13.359.820	13.442.713	13.534.156
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	329.396	453.026	461.691	839.160	513.936	296.089
4.03	SERVICIOS NO PERSONALES	813.861	1.447.132	1.702.316	2.163.395	1.908.142	1.099.319
4.04	ACTIVOS REALES	2.669.480	4.268.449	3.548.703	4.779.834	2.022.202	1.165.031
4.05	ACTIVOS FINANCIEROS	20.228	66.297	21.303	8.759	8.112	4.673
4.07	TRANSFERENCIAS Y DONACIONES	6.741.620	11.819.878	12.810.803	13.411.300	14.645.541	13.005.911
4.08	OTROS GASTOS	37.247	11.054	36.148	17.961	15.283	13.546
4.11	DISMINUCIÓN DE PASIVOS	218.634	254.767	364.280	815.709	351.131	202.293
4.98	RECTIFICACIONES AL PRESUPUESTO	134.536	223.021	256.124	502.100	335.938	193.541
	TOTAL	**16.198.927**	**26.682.153**	**28.602.581**	**35.898.038**	**33.242.998**	**29.514.559**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Nota:

- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.
- Distribución de las partidas estimadas en función de las Leyes y Ordenanzas de Presupuesto de Ingresos Gastos de los Estados y los Distritos, respectivamente.

(1) Incluye modificaciones al 31 de agosto de 2009.

Cuadro 7.7

Gastos de Personal de los Estados y Distritos

(Miles de Bolívares)

2005 - 2009

TIPO DE PERSONAL	AÑO 2005		AÑO 2006		AÑO 2007		AÑO 2008		AÑO 2009	
	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL	Nº	ASIGNACIÓN ANUAL
Directivo	3.717	59.228	3.476	85.266	4.032	124.671	4.804	167.670	4.679	232.160
Universitario y Técnico	20.343	160.973	20.842	242.748	23.603	382.167	29.051	425.747	17.166	400.335
Médico	8.006	67.151	8.499	87.041	8.669	122.169	7.807	112.731	4.151	118.273
Docente	75.980	589.359	77.538	694.993	79.526	884.152	75.281	1.722.538	80.255	1.563.989
Policial	47.008	289.977	43.671	355.986	49.260	492.395	47.945	611.599	37.723	761.888
Bomberil	4.393	31.001	7.271	62.285	4.705	52.641	4.913	58.124	5.806	90.881
Administrativo	34.540	170.216	32.960	237.366	39.769	333.108	39.675	348.589	31.941	532.321
Obrero Permanente	39.287	175.311	50.701	322.868	53.085	490.956	52.660	568.956	42.032	590.169
Obrero no Permanente	14.253	69.611	7.099	40.232	2.930	17.681	2.057	16.234	6.489	83.232
Contratado	18.451	95.593	13.760	131.293	20.834	232.466	30.125	233.532	21.368	306.382
Pensionado y Jubilado	49.115	216.224	75.506	335.088	80.323	501.666	81.833	643.169	95.490	853.442
TOTAL	**315.093**	**1.924.644**	**341.322**	**2.595.166**	**366.736**	**3.634.072**	**376.151**	**4.908.889**	**347.100**	**5.533.072**

Fuente: Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

Nota:

- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 7.8

Relación de Ingresos de los Municipios

(Miles de Bolívares)

2005 - 2010

CONCEPTOS	2005	2006	2007	2008 (1)	2009	2010
INGRESOS ORDINARIOS	**8.459.185**	**13.807.351**	**16.747.265**	**19.473.061**	**19.723.594**	**18.664.563**
- SITUADO MUNICIPAL	2.530.976	4.182.636	4.867.886	6.210.316	5.786.955	4.962.901
- ASIGNACIONES ECONÓMICAS ESPECIALES	678.410	1.384.422	1.357.001	1.647.451	1.464.360	1.224.391
- FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN	775.204	1.339.015	1.392.926	1.188.991	1.867.705	1.819.674
- INGRESOS PROPIOS	4.474.595	6.901.278	9.129.452	10.426.303	10.604.574	10.657.597
Impuestos Indirectos	1.734.175	2.705.553	3.874.325	9.169.088	8.865.463	8.909.790
Ingresos No Tributarios	95.540	171.433	200.400	408.459	552.624	555.387
Ventas de Bienes y Servicios	5.624	12.011	37.767	14.101	71.600	71.958
Ingresos de la Propiedad	26.446	34.982	53.836	135.148	129.206	129.853
Ingresos Diversos	155.122	227.948	466.528	699.507	985.681	990.609
INGRESOS EXTRAORDINARIOS	**505.251**	**687.440**	**898.401**	**943.784**	**481.760**	**484.114**
- VENTAS DE BIENES E INMUEBLES	4.049	18.069	30.523	84.126	47.431	47.668
- OTROS INGRESOS	223.691	295.896	425.382	859.658 (2)	434.329 (3)	436.446
TOTAL INGRESOS	**8.964.436**	**14.494.791**	**17.645.666**	**20.416.845**	**20.205.354**	**19.148.677**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

Notas:

- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie

(1) Incluye modificaciones al 31 de agosto de 2009.

(2) Incluye aportes del Ministerio del Poder Popular para Economía y Finanzas, para el pago de deudas con empresas de recolección de desechos sólidos.

(3) Se prevén recursos para el municipio Sucre del Estado Miranda, provenientes de los Ministerios del Poder Popular para la Educación y de la Salud.

Cuadro 7.9
Clasificación Sectorial del Gasto Acordado de los Municipios
(Miles de Bolívares)
2005 - 2010

CÓDIGO	DENOMINACIÓN	2005	2006	2007	2008	2009 (1)	2010
01	DIRECCIÓN SUPERIOR DEL MUNICIPIO	1.886.981	2.967.933	3.669.314	4.245.565	4.201.631	3.981.856
02	SEGURIDAD Y DEFENSA	260.494	383.571	458.160	530.112	524.626	497.185
03	AGRÍCOLA	27.560	26.840	48.635	56.273	55.691	52.778
04	ENERGÍA, MINAS Y PETRÓLEO	12.896	17.860	55.242	63.918	63.256	59.947
05	INDUSTRIA Y COMERCIO	13.682	26.563	27.230	31.506	31.180	29.549
06	TURISMO Y RECREACIÓN	42.887	77.048	103.848	120.157	118.914	112.693
07	TRANSPORTE Y COMUNICACIONES	211.257	379.383	509.135	589.093	582.997	552.502
08	EDUCACIÓN	190.864	267.786	307.708	356.032	352.348	349.646
09	CULTURA Y COMUNICACIÓN SOCIAL	81.440	150.212	146.012	168.943	167.194	158.449
10	CIENCIA Y TECNOLOGÍA	1.810	35.916	60.063	69.496	68.777	65.179
11	VIVIENDA, DESARROLLO URBANO Y SERVICIOS CONEXOS	3.256.174	5.267.289	6.171.348	7.140.533	7.066.642	6.697.007
12	SALUD	166.641	270.045	254.859	294.884	291.832	276.567
13	DESARROLLO SOCIAL Y PARTICIPACIÓN	422.787	679.345	900.326	1.041.718	1.030.939	977.013
14	SEGURIDAD SOCIAL	887.026	1.684.035	2.035.124	2.354.732	2.330.365	2.208.470
15	GASTOS NO CLASIFICADOS SECTORIALMENTE	1.501.937	2.260.965	2.898.662	3.353.883	3.318.962	3.129.836
	TOTAL	**8.964.436**	**14.494.791**	**17.645.666**	**20.416.845**	**20.205.354**	**19.148.677**

Fuente:

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.
Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

Notas:

- Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

(1) Incluye modificaciones al 03 de septiembre de 2009.

Cuadro 7.10

Clasificación por Partidas del Gasto Acordado de los Municipios

(Miles de Bolívares)

2005 - 2010

CÓDIGO	DENOMINACIÓN	2005	2006	2007	2008	2009 (1)	2010
4.01	GASTOS DE PERSONAL	2.487.723	3.750.528	4.525.757	5.311.549	5.644.048	5.674.721
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	282.332	421.790	487.465	517.587	472.871	430.211
4.03	SERVICIOS NO PERSONALES	800.478	1.138.993	1.487.857	1.584.339	1.453.329	1.322.218
4.04	ACTIVOS REALES	3.043.096	5.053.303	5.911.324	6.489.849	6.165.095	5.608.912
4.05	ACTIVOS FINANCIEROS	25.517	11.404	18.032	5.794	5.734	5.217
4.07	TRANSFERENCIAS Y DONACIONES	1.992.621	3.644.995	4.714.205	5.954.560	5.964.411	5.652.430
4.08	OTROS GASTOS	6.661	37.774	8.688	13.114	16.528	15.037
4.11	DISMINUCIÓN DE PASIVOS	213.603	260.274	268.223	307.464	253.658	230.774
4.98	RECTIFICACIONES AL PRESUPUESTO	112.405	175.730	224.115	232.589	229.680	209.157
	TOTAL	**8.964.436**	**14.494.791**	**17.645.666**	**20.416.845**	**20.205.354**	**19.148.677**

Fuente

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2009. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2010.

Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

Notas:

- Los valores monetarios para los años 2005 -2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

(1) Incluye modificaciones al 31 de agosto de 2009.

CAPÍTULO 9

EFECTOS ECONÓMICOS DEL PRESUPUESTO

Listado de cuadros de la serie estadística (2005 - 2010)

Cuadro 9.1

Efecto Neto de la Demanda Agregada Interna de Origen Fiscal

(Miles de Bolívares)
2005 -2010

A.- AUMENTO DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS GASTOS FISCALES

CONCEPTO	2005	2006	2007	2008 1/	2009 2/	2010 3/
1. Remuneraciones	9.959.638	14.960.889	19.728.701	27.976.585	35.487.367	29.685.554
2. Compra de Bienes y Servicios y Otros Gastos Corrientes	3.572.526	5.055.261	5.289.311	8.149.795	4.991.846	6.751.893
3. Intereses de la Deuda Interna	4.251.274	2.386.102	2.206.833	3.015.214	4.074.945	6.874.043
4. Transferencias Corrientes	31.315.045	50.012.488	57.597.156	81.123.967	78.925.408	62.275.601
4.1 Al Sector Privado	3.109.146	4.050.491	5.819.929	7.702.698	11.980.481	8.261.918
4.2 Situado Constitucional	5.402.844	8.018.225	10.391.415	13.257.085	12.308.171	10.594.244
4.3 Entes Descentralizados	22.803.055	37.943.773	41.385.812	60.164.184	54.636.756	43.419.439
5. Formación Bruta de Capital Fijo y Financiero	2.303.216	3.467.830	3.844.806	3.754.913	995.750	763.176
6. Transferencias de Capital	19.256.096	26.136.908	33.547.589	40.108.532	37.559.229	30.626.110
6.1 Al Sector Privado	0	44.742	58.333	126.607	77.701	87.835
6.2 Situado Constitucional	6.327.440	9.390.396	12.169.714	15.525.790	14.414.487	12.407.253
6.3 Entes Descentralizados	12.928.655	16.701.771	21.319.542	24.456.135	23.067.041	18.131.022
7. DAI FISCAL AMPLIADA TOTAL (Sumatoria 1 AL 6)	70.657.794	102.019.479	122.214.398	164.129.006	162.034.544	136.976.377
8. DAI AMPLIADA/PIB de la Economía	23,2%	25,8%	25,0%	24,4%	22,5%	15,3%

Nota: Cada uno de los conceptos están ajustados con sus respectivas propensiones marginales.

B.- DISMINUCION DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS INGRESOS FISCALES

CONCEPTO	2005	2006	2007	2008 1/	2009 2/	2010 3/
1.-Impuestos Directo a Personas	475.625	756.589	1.078.466	1.379.607	1.486.743	1.586.950
2.-Impuestos Directos a Empresas	6.182.025	9.934.506	14.816.083	19.183.415	19.791.238	20.469.271
3.-Impuestos Indirectos	27.250.718	33.790.275	39.317.273	44.765.449	58.634.449	58.609.940
4.-Ingresos No Tributarios	2.609.011	1.715.937	2.855.219	2.761.995	3.404.157	2.418.608
5.-Otros Ingresos de carácter extraordinario	0	0	2.113.821	4.966.724	0	0
6.-DISMINUCION TOTAL en DAI	36.517.378	46.197.307	60.180.862	73.057.191	83.316.586	83.084.770
7.- DISMINUCION TOTAL en DAI/PIB de la Economía	12,0%	11,7%	12,3%	10,8%	11,6%	9,3%

Nota: Cada uno de los conceptos están ajustados con sus respectivas propensiones marginales.

C.- EFECTO NETO DEL PRESUPUESTO FISCAL SOBRE LA DEMANDA AGREGADA INTERNA

CONCEPTO	2005	2006	2007	2008 1/	2009 2/	2010 3/
EFECTO NETO SOBRE DAI (7-6)	34.140.416	55.822.172	62.033.536	91.071.815	78.717.958	53.891.607
PORCENTAJE DEL PIB	11,2%	14,1%	12,7%	13,5%	10,9%	6,0%

Notas::

1/ Cierre Preliminar.

2/ Ley de Presupuesto, modificaciones al 31-08-2009 y estimaciones al 31/12/2009 Cifras Preliminares

3/ Proyecto de Ley de Presupuesto.

Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

Cuadro 9.2
Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal
(Miles de Bolívares)
2005 - 2010

CONCEPTOS	2005	2006	2007	2008 /1	2009 /2	2010 /3
1.- Gasto fiscal acordado	86.288.237	128.261.073	143.243.259	192.543.448	192.939.987	159.406.062
2.- Variación de gastos fiscales a pagar	-5.004.576	-7.840.769	-9.502.184	-10.247.143	-13.717.609	2.471.469
3.- Ganancias (-) / pérdidas (+) del Banco Central de Venezuela (BCV)	-5.220.421	0	0	0	0	0
4.- Gasto fiscal pagado (1+2+3)	**76.063.240**	**120.420.304**	**133.741.075**	**182.296.305**	**179.222.378**	**161.877.531**
5.- Desembolsos netos de los entes descentralizados para el desarrollo económico y social de Venezuela	1.498.347	1.723.363	4.533.983	18.024.204	7.504.968	10.915.263
6.- Gasto fiscal efectivo pagado (4+5)	**77.561.587**	**122.143.668**	**138.275.058**	**200.320.509**	**186.727.346**	**172.792.793**
7.- Desembolsos fiscales externos:	8.279.494	9.441.745	6.156.731	6.826.826	8.188.178	8.402.296
7.1 Servicio de la deuda fiscal externa	7.961.196	8.920.501	5.435.728	6.069.353	7.566.100	7.751.989
7.2 Otros pagos fiscales externos	318.298	521.244	721.004	757.473	622.078	650.307
8.- Desembolsos fiscales dirigidos al público (6-7)	**69.282.093**	**112.701.923**	**132.118.326**	**193.493.683**	**178.539.168**	**164.390.497**
9.- Ingresos internos:	48.024.854	62.043.856	73.838.546	91.188.947	119.440.319	114.965.829
9.1 Ingresos fiscales internos	47.550.412	60.837.677	71.652.820	87.330.912	112.814.909	107.259.633
9.2 Ingresos internos de los entes descentralizados para el desarrollo económico y social de Venezuela	474.442	1.206.179	2.185.726	3.858.035	6.625.410	7.706.196
10.- Oferta monetaria de origen fiscal (8-9)	**21.257.239**	**50.658.067**	**58.279.780**	**102.304.735**	**59.098.849**	**49.424.668**
11.- Variación porcentual interanual	90,8%	138,3%	15,0%	75,5%	-42,2%	-16,4%
12.- Porcentaje con respecto Producto Interno Bruto (PIB)	7,0%	12,8%	11,9%	15,2%	8,2%	5,5%

Fuente: Oficina Nacional de Presupuesto (Onapre)

Notas:

1/ Cifras preliminares

2/ Ley de Presupuesto, modificaciones al 31/08/08 y estimación al 31/12/09. Cifras preliminares

3/ Proyecto de Ley de Presupuesto

Los valores monetarios para los años 2005-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

Cuadro 9.3

Resultado Financiero de la República - Base Caja

(Miles de Bolívares)

2005 - 2010

CONCEPTOS	2005 (*)	% PIB	2006(*)	% PIB	2007 (*)	% PIB	Año 2008(*)	% PIB	Año 2009/1	% PIB	Año 2010/2	% PIB
Total Ingresos	**83.731.595**	**27,5%**	**117.326.096**	**29,6%**	**141.333.361**	**28,9%**	**166.098.284**	**24,7%**	**136.706.942**	**19,0%**	**124.793.996**	**13,9%**
Ingresos Corrientes	**83.731.584**	**27,5%**	**117.326.096**	**29.6%**	**141.333.361**	**28,9%**	**166.098.284**	**24,7%**	**136.706.942**	**19,0%**	**124.793.996**	**13,9%**
Ingresos Tributarios	46.395.050	15.3%	61.882.874	15.6%	78.945.822	16,1%	90.706.516	13.5%	93.681.928	13,0%	91.430.536	10.2%
Petroleros	11.183.903	3.7%	15.220.148	3.8%	19.958.537	4.1%	17.834.247	2.6%	9.642.676	1,3%	6.719.816	0,7%
No Petroleros	35.211.146	11,6%	46.662.726	11.8%	58.987.286	12.0%	72.872.270	10,8%	84.039.252	11,7%	84.710.720	9.5%
Ingresos No Tributarios	37.336.534	12.3%	55.443.222	14.0%	62.387.539	12.7%	75.391.767	11.2%	43.025.014	6,0%	33.363.460	3.7%
Petroleros	29.523.412	9.7%	46.827.136	11.8%	51.624.513	10.5%	64.597.959	9.6%	33.453.872	4.6%	32.708.434	3.6%
No Petroleros	7.813.122	2.6%	8.616.086	2.2%	10.763.026	2.2%	10.793.808	1.6%	9.571.142	1.3%	655.027	0.1%
Ingresos de Capital	**11**	**0,0%**	**0**	**0,0%**	**0**	**0,0%**	**0**	**0,0%**		**0,0%**		
Total Gastos y Concesión Neta de Préstamos	**78.793.086**	**25,9%**	**117.255.400**	**29,6%**	**126.462.055**	**25,8%**	**174.132.756**	**25,8%**	**172.214.054**	**23,9%**	**162.369.710**	**18,1%**
Gastos Corrientes	**57.739.772**	**19,0%**	**86.491.903**	**21,8%**	**95.950.715**	**19,6%**	**132.262.766**	**19,6%**	**129.631.026**	**18,0%**	**131.550.248**	**14,7%**
Remuneraciones	10.715.177	3.5%	14.874.217	3.8%	19.196.047	3.9%	28.062.462	4.2%	39.024.254	5.4%	38.133.669	4.3%
Compra de bienes y servicios	3.159.820	1.0%	8.094.938	2,0%	4.247.166	0.9%	6.781.494	1.0%	6.178.710	0.9%	5.428.709	0.6%
Otros gastos corrientes	573.481	0.2%	1.255.939	0.3%	1.785.920	0,4%	1.957.507	0.3%	1.117.161	0,2%	2.329.072	0.3%
Intereses y comisiones	8.941.285	2.9%	8.157.766	2.1%	7.402.441	1,5%	8.770.230	1,3%	9.033.069	1.3%	16.248.524	1.8%
Perdidas cuasifiscales del BCV	0	0.0%	0	0.0%	0	0.0%	0	0.0%		0.0%		
Transferencias	34.350.008	11.3%	54.109.043	13.7%	63.319.143	12,9%	86.691.073	12.9%	74.277.831	10.3%	69.410.275	7.7%
Gastos de Capital	**17.594.695**	**5,8%**	**26.346.671**	**6,7%**	**28.623.968**	**5,8%**	**38.843.994**	**5,8%**	**39.020.747**	**5,4%**	**30.476.447**	**3,4%**
Adquisición de activos de capital fijo	1.150.070	0.4%	1.291.113	0.3%	715.875	·0,1%	972.283	0.1%	1.732.846	0.2%	644.930	0.1%
Transferencias	16.444.625	5.4%	25.055.558	6.3%	27.908.094	5,7%	37.871.711	5.6%	37.287.901	5.2%	29.831.517	3.3%
Gasto Extrapresupuestario	**1.942.790**	**0,6%**	**2.522.729**	**0,6%**	**1.362.573**	**0,3%**	**1.584.780**	**0,2%**	**327.015**	**0,0%**	**327.015**	**0,0%**
Concesión Neta de Prestamos	**1.515.828**	**0.5%**	**1.894.097**	**0.5%**	**524.799**	**0,1%**	**1.441.216**	**0,2%**	**3.235.266**	**0.4%**	**16.000**	**0,0%**
Superávit / Déficit Primario	**13.879.795**	**4,6%**	**8.228.462**	**2,1%**	**22.273.747**	**4,5%**	**735.757**	**0,1%**	**-26.474.042**	**-3,7%**	**-21.327.191**	**-2,4%**
Superávit / Déficit Corriente	**25.991.811**	**8.5%**	**30.834.193**	**7,8%**	**45.382.646**	**9,3%**	**33.835.518**	**5,0%**	**6.748.901**	**0,9%**	**-7.083.267**	**-0,8%**
Superávit / Déficit Financiero	**4.938.509**	**1.6%**	**70.696**	**0.0%**	**14.871.306**	**3,0%**	**-8.034.473**	**-1,2%**	**-35.507.112**	**-4,9%**	**-37.575.714**	**-4,2%**
FINANCIAMIENTO	**-4.938.509**	**-1,6%**	**-70.696**	**0,0%**	**-14.871.306**	**-3,0%**	**8.034.473**	**1,2%**	**-35.507.112**	**-4,9%**	**-37.575.714**	**-4,2%**
Interno	-7.564.472	-2.5%	-5.259.674	-1.3%	-6.827.255	-1.4%	-1.776.476	-0.3%	-27.952.620	-3.9%	-23.554.833	-2.6%
Externo	2.625.963	0.9%	5.188.977	1.3%	-8.044.052	-1,6%	9.810.948	1.5%	-7.554.492	-1.0%	-14.020.881	-1.6%
d c FIEM	0	0.0%	0	0.0%	0	0,0%	0	0.0%	0	0,0%		0,0%

Fuentes:

Oficina de Estadísticas de las Finanzas Públicas -Ministerio del Poder Popular para Economía y Finanzas. periodo 2005 - 2008

Oficina Nacional de Presupuesto - Ministerio del Poder Popular para Economía y Finanzas. periodo 2009 - 2010

Notas:

Los valores monetarios para los años 2004-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

Sólo incluye Cerificados de Reintegro Tributario. (CERT) para los años 2008 - 2009

(*) Cifras sujetas a revisión

1 Enero - septiembre provisional, resto del año estimado

2 Proyecto de Ley de Presupuesto 2010

Partida Informativa

	2005 (*)	% PIB	2006(*)	% PIB	2007 (*)	% PIB	Año 2008(*)	% PIB	Año 2009/1	% PIB	Año 2010/2	% PIB
CERT Causados	0	0,0%	2.175.652	0.5%	1.714.387	0,4%		0,0%	1.700.855	0.2%	509.612	0.1%
Petroleros	0	0.0%	1.898.257	0.5%	1.495.833	0,3%		0,0%	1.434.170	0.2%	444.382	0,0%
No Petroleros	0	0.0%	277.396	0.1%	218.553	0.0%		0,0%	266.684	0,0%	65.230	0,0%
Rescate de CERT como pago de impuestos	633.439	0.2%	2.141.913	0.5%	0	0,0%	0	0,0%	0	0,0%	0	0,0%

REPÚBLICA BOLIVARIANA DE VENEZUELA


19 DE ABRIL DE 1810
20 DE FEBRERO DE 1859
INDEPENDENCIA
FEDERACION
REPUBLICA BOLIVARIANA DE VENEZUELA

PROYECTO DE LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2010

Disposiciones Generales

TÍTULO I

DISPOSICIONES GENERALES

CAPÍTULO I

De los Órganos de la República

Artículo 1. Los créditos presupuestarios aprobados en esta Ley para financiar los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada órgano del Poder Nacional, constituyen los límites máximos de las autorizaciones para comprometer y causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas contenidos en el Título II de la Ley Orgánica de la Administración Financiera del Sector Público. Se considerarán gastos de capital, los previstos en la normativa que a tal efecto dicte la Oficina Nacional de Presupuesto.

La desagregación de los créditos del presupuesto de gastos y aplicaciones financieras, indicados en esta Ley, distribuidos por proyectos, acciones centralizadas y acciones específicas, se señalan a fines informativos para los órganos del Poder Ejecutivo Nacional.

Dicha desagregación, constituirá el límite máximo de las autorizaciones para gastar del Poder Legislativo Nacional, del Poder Judicial, del Poder Electoral, del Poder Ciudadano y sus órganos; en todo caso, estos órganos podrán implantar su propio sistema de modificaciones presupuestarias, para lo cual, deberán contar con la opinión técnica favorable de la Oficina Nacional de Contabilidad Pública y de la Oficina Nacional de Presupuesto, a los fines de su compatibilización con el Reglamento N° 1 de la Ley Orgánica de Administración Financiera del Sector Público, sobre el Sistema Presupuestario y con el Sistema Integrado de Gestión y Control de las Finanzas Públicas, a cargo del Ministerio competente en materia de economía y finanzas. Dicho sistema de modificaciones presupuestarias sólo tendrá vigencia para el ejercicio económico financiero en curso a partir de su aprobación, sin la cual toda modificación presupuestaria deberá ser aprobada por la Asamblea Nacional. En todo caso, las modificaciones que afecten los créditos presupuestarios correspondientes a las partidas a que se refiere el numeral 4 del artículo 87 del citado Reglamento N° 1, serán de aprobación exclusiva de la Oficina Nacional de Presupuesto.

Artículo 2. De acuerdo con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los órganos de la República remitirán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos y aplicaciones financieras a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones en el primer trimestre del año, de los cuales informarán a las citadas Oficinas en un plazo que no excederá de quince (15) días continuos, contados a partir del inicio del ejercicio presupuestario.

Artículo 3. A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios, cuya aprobación compete a la Asamblea Nacional, formuladas por los respectivos órganos del Poder Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del Presupuesto de Gastos de la República, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación del o de los organismos afectados y las respectivas imputaciones presupuestarias. Las demás modificaciones presupuestarias no requerirán autorización de la Asamblea Nacional.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital; deberán ser justificadas por el órgano solicitante ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

Cuando la fuente de financiamiento de un crédito adicional, provenga de una reprogramación de la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2010, autorizada por la Asamblea Nacional, no se requerirá otra autorización legislativa para su incorporación en el presupuesto de gastos de la República.

La Asamblea Nacional dispondrá de quince (15) días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso, dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Presidente de la República o el Ejecutivo Nacional, según corresponda, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 4. El funcionario a quien competa la aprobación de traspasos de gastos corrientes para gastos de capital, ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo con las instrucciones que a tal efecto dicte la Oficina Nacional de Presupuesto.

Los ordenadores de compromisos y pagos de la República remitirán a la Asamblea Nacional, durante los primeros cinco (5) días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas por aquellos, en el mes anterior, señalando como mínimo la identificación del órgano, el proyecto o la acción centralizada, las partidas cedentes y receptoras y sus respectivos montos. En la misma oportunidad y forma, remitirán un ejemplar de la citada relación a la Oficina Nacional de Presupuesto, anexando copia de las modificaciones aprobadas.

El Jefe de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros cinco (5) días hábiles de cada mes, una relación de los traspasos presupuestarios aprobados por él en el mes anterior, señalando los datos exigidos a los ordenadores de compromisos y pagos de la República.

Artículo 5. Los órganos del Poder Nacional deberán participar los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoría Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten cada uno de estos órganos rectores en el ámbito de sus competencias, pudiendo ser dictadas conjuntamente; asimismo, remitirán a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco (45) días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado, con indicación expresa de lo ejecutado con el financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento.

Artículo 6. Los ordenadores de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren suscritos para el 31 de enero de 2010, para la emisión de las órdenes de pago correspondientes.

Estas órdenes de pago se podrán emitir contra facturas de servicios, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los organismos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del mismo año.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevea la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 7. Los ordenadores de compromisos y pagos realizarán los aportes patronales como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia, mediante orden de pago cuyo monto mensual será aquél que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a pagar; dicha orden contendrá los elementos que al efecto exijan los órganos rectores de los Sistemas de Administración Financiera del Sector Público.

Sin menoscabo de lo dispuesto en el encabezamiento de este artículo, los ordenadores de compromisos y pagos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2010, en cuyo caso harán las conciliaciones pertinentes con los organismos que correspondan, antes del 30 de noviembre del mismo ejercicio.

La Contraloría General de la República, previo el procedimiento de ley, aplicará las sanciones pertinentes a quienes incumplieren con los pagos a que se refiere este artículo.

Artículo 8. La adquisición de divisas destinadas a la compra de bienes y pago de servicios u otros en el exterior, con créditos presupuestarios asignados a los órganos del Poder Nacional, será tramitada conforme al cronograma que elaborarán conjuntamente la Oficina Nacional del Tesoro y el respectivo órgano; de haber dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrán emitir Letras del Tesoro, con vencimiento que no exceda al 31 de diciembre de 2010. La Oficina Nacional del Tesoro depositará las divisas adquiridas preferentemente en una institución financiera del sector público. Antes de que se produzca la ordenación de los pagos correspondientes, los ordenadores de compromisos y pagos revisarán la suficiencia de los créditos presupuestarios, debiendo tramitar las modificaciones necesarias.

Artículo 9. Los ordenadores de compromisos y pagos, responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda, tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos.

Los órganos del Poder Nacional, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo; estos órganos indicarán la fuente de financiamiento referida en las respectivas órdenes de pago. En los contratos también deberá indicarse dicha fuente, salvo que se trate de recursos provenientes de la fuente gestión fiscal.

CAPÍTULO II

De la Administración Descentralizada Funcionalmente

SECCIÓN PRIMERA

De los Entes Descentralizados Funcionalmente sin Fines Empresariales

Artículo 10. Además de los entes descentralizados funcionalmente sin fines empresariales a que se refiere el numeral 1 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público, se consideran entes descentralizados funcionalmente sin fines empresariales, los Institutos Autónomos, los Institutos Públicos, las personas jurídicas estatales de derecho público, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algunas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando el cincuenta por ciento o más de su presupuesto provenga de aportes efectuados por una o varias de las personas referidas en el precitado artículo, o de la recaudación de especies tributarias especialmente afectadas. Asimismo, a los solos efectos del proceso presupuestario, los Servicios Autónomos sin Personalidad Jurídica y los Servicios Desconcentrados se entenderán como entes descentralizados funcionalmente sin fines empresariales, y en consecuencia le serán aplicables las normas propias de éstos. Las fundaciones constituidas con fondos públicos, independientemente de su dirección o del monto del aporte anual que reciban de los demás órganos o entes que conforman el sector público, se considerarán entes descentralizados funcionalmente sin fines empresariales y les serán aplicables las normas contenidas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento Nº 1, sobre el Sistema Presupuestario, las disposiciones de esta Ley y las normas dictadas por la Oficina Nacional de Presupuesto.

Artículo 11. Una vez promulgada esta Ley, las máximas autoridades de los entes descentralizados funcionalmente sin fines empresariales, realizarán los ajustes respectivos a sus presupuestos. El proyecto así ajustado se convierte en el presupuesto definitivo de recursos y egresos de cada uno de los entes, sin perjuicio de las modificaciones que se autoricen de conformidad con el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario. Este presupuesto definitivo, en cuanto a egresos se refiere, equivale a la respectiva distribución general del presupuesto de gastos.

Hasta tanto no se realice el ajuste a que se refiere este artículo, los ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Las modificaciones a los presupuestos de los entes descentralizados funcionalmente sin fines empresariales, se realizarán de acuerdo con las normas contenidas en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario.

Artículo 12. Los entes descentralizados funcionalmente sin fines empresariales informarán trimestralmente a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, acerca de los resultados de su ejecución presupuestaria y de su gestión, con indicación expresa de lo ejecutado con financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento, comparándola con el Presupuesto aprobado e indicando lo comprometido, causado y pagado, en un plazo que no excederá de veinticinco (25) días continuos, contados a partir de la conclusión de cada trimestre.

La información a que se refiere este artículo, también será remitida a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoría Interna, ajustándose a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

Artículo 13. Los proyectos de presupuestos de los entes descentralizados funcionalmente sin fines empresariales, que se crearen o entren en funcionamiento durante la ejecución presupuestaria del ejercicio económico financiero 2010, deberán someterse a la consideración del Presidente de la República en Consejo de Ministros para su aprobación; a tal efecto, dichos entes deberán aplicar las normas que regulan la formulación de los presupuestos de los entes descentralizados funcionalmente sin fines empresariales, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público sobre el Sistema Presupuestario y en las normas dictadas por la Oficina Nacional de Presupuesto.

Los entes descentralizados funcionalmente sin fines empresariales, que no se incluyeran en el Título III de esta Ley, someterán su presupuesto a la aprobación del Ejecutivo Nacional, a tal efecto, deberán aplicar las normas que regulan la formulación de los presupuestos de estos.

La Oficina Nacional de Presupuesto, en representación del Ejecutivo Nacional, remitirá a la Comisión Permanente de Finanzas de la Asamblea Nacional, dentro de los diez (10) días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia del resumen de los documentos presupuestarios que se hubieren exigido para su inclusión en el Título III de esta Ley. Dicho resumen será publicado en la Gaceta Oficial de la República Bolivariana de Venezuela por la Oficina Nacional de Presupuesto.

SECCIÓN SEGUNDA

De las Sociedades Mercantiles del Estado y otros Entes Descentralizados Funcionalmente con Fines Empresariales

Artículo 14. Se regirán por esta sección las sociedades mercantiles del Estado y los demás entes estatales a que se refieren los numerales 8 y 9 del artículo 6 y el numeral 2 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público.

Artículo 15. Una vez aprobados por el Ejecutivo Nacional, los presupuestos de los entes a que se refiere esta sección, la Oficina Nacional de Presupuesto ordenará la publicación de una síntesis de éstos en la Gaceta Oficial de la República Bolivariana de Venezuela, sin lo cual no podrán realizar operaciones de crédito público, caso en el cual, los ordenadores de compromisos y pagos se abstendrán de emitir las correspondientes órdenes de pago.

Artículo 16. Los entes a que se refiere esta sección participarán los resultados de su ejecución presupuestaria y de gestión, a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoria Interna, conforme a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

Asimismo, deberán remitir a la Oficina Nacional de Presupuesto y a la Oficina Nacional de Contabilidad Pública, los estados financieros, dentro del primer trimestre del año siguiente al cierre de cada ejercicio presupuestario.

Los referidos entes remitirán a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco (45) días continuos siguientes a la culminación de cada semestre, un informe acumulado de su gestión presupuestaria en cuanto a Proyectos y Acciones Centralizadas, comparándola con el Presupuesto aprobado.

Artículo 17. Los entes a que se refiere esta sección podrán elaborar y establecer su propio sistema de modificaciones presupuestarias, con apego a los lineamientos e instrucciones establecidas en la Ley Orgánica de la Administración Financiera del Sector Público, sus Reglamentos y las demás normas que al efecto dicte la Oficina Nacional de Presupuesto.

Hasta tanto no sea aprobado el referido sistema de modificaciones presupuestarias, dichos entes se regirán por las Providencias emanadas de la Oficina Nacional de Presupuesto en esta materia.

Artículo 18. Las sociedades mercantiles del sector privado que se conviertan en entes regulados por esta Sección en virtud de haber sido adquiridas por alguno de los sujetos a que se refiere el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, en el curso del Ejercicio Fiscal 2010, podrán aplicar el sistema presupuestario utilizado antes de la adquisición hasta el 31 de diciembre de 2010, salvo que el Presidente de la República ordene un plazo menor. En todo caso, deberán cumplir las disposiciones pertinentes en cuanto a la formulación presupuestaria previstas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento N° 1, Sobre el Sistema Presupuestario y las normas dictadas por la Oficina Nacional de Presupuesto al respecto.

SECCIÓN TERCERA

Del Banco Central de Venezuela

Artículo 19. El Banco Central de Venezuela remitirá a la Oficina Nacional de Presupuesto, dentro de los primeros quince (15) días del mes de enero, un ejemplar del presupuesto de ingresos y gastos operativos y de sus anexos aprobado por la Asamblea Nacional para el ejercicio económico financiero 2010, a los fines de su inclusión en el Presupuesto Consolidado del Sector Público; así como para el seguimiento y evaluación de su ejecución; sin perjuicio de las facultades de la Contraloría General de la República, previstas en los artículos 81 y 82 de la Ley del Banco Central de Venezuela.

Artículo 20. El Banco Central de Venezuela participará los resultados de su gestión y de la ejecución de su presupuesto de ingresos y gastos operativos a la Oficina Nacional de Presupuesto y a la Oficina Nacional de Contabilidad Pública, conforme a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias. Asimismo, aplicará las técnicas de formulación, programación, ejecución, seguimiento y evaluación presupuestaria dictadas para el Sector Público, de conformidad con lo previsto en la Ley Orgánica de Administración Financiera del Sector Público, incluso lo relativo a los clasificadores de recursos y egresos a utilizarse.

Artículo 21. El Banco Central de Venezuela podrá implantar su propio sistema de modificaciones presupuestarias, el cual someterá a la aprobación de la Asamblea Nacional, previa opinión favorable de la Oficina Nacional de Presupuesto, en la misma oportunidad que presente su proyecto de presupuesto de ingresos y gastos operativos. Dicho sistema de modificaciones sólo regirá durante el ejercicio económico financiero 2010, sin el cual toda modificación presupuestaria deberá ser aprobada por la Asamblea Nacional.

Las autorizaciones de las modificaciones presupuestarias, que conforme a dicho sistema sean de aprobación interna del Banco Central de Venezuela, serán informadas a la Oficina Nacional de Presupuesto conforme a las instrucciones que a tal efecto dicte, y las que requieran aprobación de la Asamblea Nacional, en todo caso, se tramitarán a través de la referida Oficina quien emitirá opinión sobre la modificación de que se trate.

Artículo 22. La Oficina Nacional de Presupuesto dictará las normas que rijan el proceso presupuestario del Banco Central de Venezuela, observando lo previsto en la Constitución de la República Bolivariana de Venezuela y en la Leyes aplicables, dentro de los principios de libertad, justicia, igualdad, solidaridad, democracia participativa y protagónica, responsabilidad social y, en general, la preeminencia de los derechos humanos, la ética y el pluralismo político.

Artículo 23. El incumplimiento de las obligaciones previstas en esta Sección dará lugar a la aplicación de las sanciones establecidas en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal y demás normas aplicables.

SECCIÓN CUARTA

Disposiciones Comunes

Artículo 24. La constitución de sociedades mercantiles, fundaciones y asociaciones civiles, la suscripción o venta de acciones y la incorporación de nuevos accionistas del Sector Público, por los organismos del Gobierno Central, los Institutos Autónomos, Institutos Públicos, empresas del Estado, fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, se informará a la Comisión Permanente de Finanzas de la Asamblea Nacional, a través de la Oficina Nacional de Presupuesto.

Artículo 25. Los entes señalados en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, informarán al respectivo órgano de adscripción o tutela acerca de los contratos y consecuentes pagos a organismos gubernamentales por concepto de arrendamiento de inmuebles y por la prestación de servicios de electricidad, telecomunicaciones, gas, agua, aseo urbano y domiciliario; del mismo modo, informarán el monto estimado anual que cancelarán a las empresas privadas por tales conceptos.

La información a que se refiere este artículo se remitirá antes del 31 de marzo de 2010, y se acompañará de la autorización correspondiente para que las empresas prestadoras de los servicios, antes indicados, cobren la orden de pago que emitirá el organismo de adscripción o tutela, con cargo a la correspondiente transferencia asignada en esta Ley.

Si para la fecha mencionada en el aparte anterior, los organismos receptores de los servicios básicos, señalados en el encabezamiento de este artículo, no han informado a su respectivo órgano de adscripción o tutela, de la celebración de los contratos y pago de los servicios convenidos, éste se abstendrá de girar la transferencia correspondiente a los gastos de funcionamiento, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados por concepto de los servicios recibidos.

Los entes receptores de los servicios a que se refiere este artículo, independientemente de que sean prestados por personas públicas o privadas, establecerán en los respectivos contratos que para el día 30 de noviembre de 2010, conciliarán el monto pagado y el costo del servicio efectivamente prestado, dejando expresa constancia de que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente, y en caso contrario, en el mismo lapso, exigirán el reintegro correspondiente o solicitarán la formalización del crédito por parte del ente prestador del servicio y su abono al saldo por concepto del referido servicio en el mes siguiente.

La Contraloría General de la República aplicará las sanciones a que hubiere lugar por incumplimiento de lo previsto en este artículo.

Artículo 26. Antes del 31 de enero de 2010, los entes señalados en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, informarán al Ministerio de adscripción o tutela, el monto anual que estimen pagar por concepto de aportes patronales, como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia.

Asimismo, remitirán la autorización correspondiente para que el Ministerio de adscripción o tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta que a tal efecto sea designada para recibir los citados aportes.

Para el día 30 de noviembre de 2010, los organismos beneficiarios de las órdenes de pago conciliarán el monto pagado y el real. Si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

CAPÍTULO III

De los Entes Descentralizados Territorialmente

SECCIÓN PRIMERA

Del Distrito Capital

Artículo 27. El Distrito Capital y sus entes descentralizados funcionalmente, con o sin fines empresariales, aplicarán lo establecido en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario, en cuanto a formulación, clasificadores, ejecución y modificaciones a su presupuesto.

Respecto del presupuesto del Distrito Capital, corresponderá a su Jefe o Jefa de Gobierno las mismas atribuciones que se confieren en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario a las máximas autoridades de los órganos de la República.

Artículo 28. A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios formuladas por el Distrito Capital, cuya aprobación compete a la Asamblea Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del presupuesto de gastos del Distrito Capital, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación de la respectiva imputación presupuestaria.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital, deberán ser justificadas por el Distrito Capital ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de manera análoga a lo previsto en el artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

La Asamblea Nacional dispondrá de quince días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Jefe o Jefa de Gobierno del Distrito Capital decretará y ordenará su publicación en la Gaceta Oficial del Distrito Capital.

Artículo 29. El Jefe o Jefa de Gobierno del Distrito Capital, remitirá a la Oficina Nacional de Presupuesto, durante los primeros cinco (5) días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas internamente en el mes anterior, señalando como mínimo la identificación del órgano, el proyecto o acción centralizada, las partidas cedentes y receptoras y sus respectivos montos.

El Jefe o Jefa de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros 5 días hábiles de cada mes, una relación de los traspasos presupuestarios aprobados por él en el mes anterior, la cual contendrá la misma información exigida al Distrito Capital.

Artículo 30. El Jefe o Jefa de Gobierno del Distrito Capital participará a la Oficina Nacional de Presupuesto los resultados de su ejecución presupuestaria y de su gestión, conforme a las instrucciones que dicte la referida Oficina Nacional; asimismo, remitirá a las comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los treinta (30) días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado.

Artículo 31. El Distrito Capital velará porque los contratos de servicios básicos tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren debidamente suscritos para la emisión de las órdenes de pago correspondientes; en los casos en que se haya suscrito dichos contratos y los servicios hayan sido recibidos, las órdenes de pago se podrán emitir contra facturas de servicios.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevé la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 32. En el Presupuesto de Gastos del Distrito Capital se incorporará un crédito denominado "Rectificaciones al Presupuesto", cuyo monto será equivalente al uno por ciento (1%) de los ingresos ordinarios estimados en el mismo presupuesto. El Jefe o Jefa de Gobierno del Distrito Capital podrá disponer de este crédito con las mismas limitaciones y formalidades previstas en el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público. La decisión que tome el Jefe o Jefa de Gobierno del Distrito Capital en la cual disponga del crédito mencionado en este artículo será publicada en la Gaceta Oficial del Distrito Capital.

SECCIÓN SEGUNDA

De los Estados, de los Distritos y de los Municipios

Artículo 33. Sin perjuicio de lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los Gobernadores de Estado, y los Alcaldes del Área Metropolitana de Caracas, de los Distritos y Municipios, remitirán directamente al Ministerio competente en materia de Relaciones Interiores y Justicia y a la Oficina Nacional de Presupuesto, dentro de los treinta (30) días hábiles siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre la ejecución del presupuesto, de conformidad con las normas técnicas que dicte la Oficina Nacional de Presupuesto.

En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por los Estados, Área Metropolitana de Caracas, Distritos y Municipios para la ejecución de planes en coordinación con los organismos nacionales. Igualmente, deberán distinguirse los ingresos derivados de su potestad tributaria, sancionadora y demás actividades económicas propias, que hubieren recaudado en dicho período hasta el nivel de desagregación que les requiera la Oficina Nacional de Presupuesto.

Asimismo, deberá reflejar la información sobre ejecución de los proyectos financiados con los recursos provenientes de la Ley de Asignaciones Económicas Especiales derivadas de Minas e Hidrocarburos, los provenientes de la Ley que crea el Fondo Intergubernamental para la Descentralización y los que devenguen por cualquier otra transferencia derivada de Leyes especiales o acordada discrecionalmente por el Poder Nacional.

Artículo 34. Quienes fueren responsables de la consolidación y envío de la información a que se refiere el artículo anterior y no lo realizaren oportunamente, serán sujetos de suspensión del pago de salarios, sueldos, dietas u otras remuneraciones, hasta tanto cumplan con la referida obligación.

Los órganos de control fiscal nacionales, estadales, metropolitana, distritales o municipales velarán por el cumplimiento de esta disposición e impondrán las sanciones correspondientes a quienes incumplan la misma o, en contravención de esta norma, ordenen o efectúen los pagos cuya suspensión se indica.

Artículo 35. Los Gobernadores remitirán al Ministerio competente en materia de Salud, dentro de los treinta (30) días continuos siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, el cual contendrá la ejecución física y financiera correspondiente al sector salud.

En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por estas entidades para el cumplimiento y ejecución de los planes de salud, elaborados coordinadamente con el referido Ministerio.

Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los recursos asignados a los Estados en virtud de convenios de transferencia de competencias en materia de salud.

CAPÍTULO IV

Otras Disposiciones

Artículo 36. Los órganos y entes de la Administración Pública Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos que reciban, bien con el carácter de provisiones de fondos permanentes o por transferencias, no utilizados durante la ejecución de su presupuesto, en cuentas a nombre de dichos órganos y entes, abiertas en instituciones financieras reguladas por la Ley General de Bancos y Otras Instituciones Financieras o en otras leyes especiales. La Oficina Nacional del Tesoro establecerá los mecanismos, trámites e instrucciones necesarias para el cumplimiento de esta disposición.

En caso de que se produzcan rendimientos, los órganos de la República deberán ingresarlos al Tesoro Nacional dentro de los diez (10) primeros días hábiles del mes siguiente al que fueron generados. Los entes descentralizados funcionalmente podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas aplicables; o a requerimiento del Presidente de la República, transferirlos al Tesoro Nacional o a otro ente descentralizado funcionalmente, previo el trámite de las modificaciones presupuestarias a que hubiere lugar.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

Artículo 37. Las máximas autoridades de los órganos de la República, el Jefe o Jefa de Gobierno del Distrito Capital y las autoridades competentes de los entes descentralizados funcionalmente de la República o del Distrito Capital, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir convenciones colectivas, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Dicha certificación será igualmente necesaria para los órganos y entes que soliciten al Presidente de la República, en Consejo de Ministros, la autorización de escalas especiales, de conformidad con la norma que rige la materia, y para que los directorios, máximas autoridades o quienes representen acciones o participaciones del Estado en entes descentralizados funcionalmente, con o sin fines empresariales, puedan suscribir convenciones colectivas.

En todo caso, las convenciones colectivas que impliquen erogaciones que afecten el ejercicio presupuestario vigente o los siguientes deberán ser aprobadas por el Presidente de la República en Consejo de Ministros, de conformidad con el artículo 527 de la Ley Orgánica del Trabajo.

La Contraloría General de la República aplicará las sanciones legales pertinentes a quienes incumplan con lo previsto en este artículo.

Artículo 38. De conformidad con lo establecido en el artículo 27 de la Ley que establece el Impuesto al Valor Agregado, la alícuota impositiva general a aplicarse en el Ejercicio Fiscal 2010 se fija en doce por ciento (12%), y la alícuota impositiva para las operaciones a que se refiere el artículo 63 de la mencionada Ley se fija en ocho por ciento (8%). Quedan a salvo actividades, negocios jurídicos u operaciones realizadas en las zonas libres, puertos libres y zonas francas, que de conformidad con lo establecido en la Ley estén exentas del mencionado impuesto o deban aplicar una alícuota distinta.

Las modificaciones durante la ejecución del ejercicio presupuestario 2010 a las alícuotas del Impuesto al Valor Agregado establecidas en esta Ley requerirán una reforma de la Ley que estable el Impuesto al Valor Agregado. En ningún caso dicha modificación supondrá la reforma de las Disposiciones Generales de esta Ley.

Artículo 39. De conformidad con lo establecido en el numeral 3 del artículo 48 de la Ley Orgánica de Hidrocarburos, la alícuota del Impuesto de Consumo General durante el Ejercicio Fiscal 2010, se fija en treinta por ciento (30%).

Artículo 40. El Presidente de la República podrá establecer normas especiales para la tramitación y aprobación de las modificaciones presupuestarias, dentro de los límites máximos de las autorizaciones para comprometer y causar gastos previstas en esta Ley para cada fuente de financiamiento, a fin de atender situaciones coyunturales debidamente justificadas. Dichas normas podrán establecer un régimen distinto del previsto en el Reglamento N° 1 de la Ley Orgánica de Administración Financiera del Sector Público, sobre el Sistema Presupuestario y sólo tendrán vigencia para el ejercicio económico financiero 2010, a partir de su aprobación y publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 41. Las denominaciones de los órganos y entes que se creen o modifiquen por aplicación de los instrumentos jurídicos que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional para que a través de la Oficina Nacional de Presupuesto realice las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento de la República

TÍTULO II

PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

CAPÍTULO I

Presupuesto de Ingresos y Fuentes de Financiamiento de la República

Artículo 42. La estimación de los Ingresos y Fuentes de Financiamiento de la República para el Ejercicio Fiscal 2010, asciende a la cantidad de **CIENTO CINCUENTA Y NUEVE MIL CUATROCIENTOS SEIS MILLONES SESENTA Y UN MIL SETECIENTOS SETENTA Y DOS BOLÍVARES (Bs. 159.406.061.772).**

A. INGRESOS CORRIENTES	**124.072.529.585**
A.1. INGRESOS CORRIENTES ORDINARIOS	**124.072.529.585**
1. PETROLEROS	**39.428.249.442**
1.1. INGRESOS TRIBUTARIOS	**6.719.815.761**
IMPUESTOS DIRECTOS	**6.719.815.761**
– Impuesto a empresas de hidrocarburos públicas - Petróleos de Venezuela, S.A. Casa Matriz y otras filiales (Pdvsa)	6.719.815.761
1.2. INGRESOS NO TRIBUTARIOS	**32.708.433.681**
– Ingresos del dominio petrolero	**28.408.433.681**
Regalías petroleras públicas - crudos y condensados	24.275.884.885
Regalías del gas empresas públicas	416.308.522
Impuesto superficial de hidrocarburos	386.278.200
Impuesto de Extracción	3.245.120.161
Impuesto de registro de exportación	84.841.913
– Utilidades, rentas y dividendos	**4.300.000.000**
Utilidades de acciones y participaciones de capital de entes descentralizados con fines empresariales petroleros - Dividendos de Petróleos de Venezuela, S.A. (Pdvsa)	4.300.000.000

2. NO PETROLEROS	**84.644.280.143**
2.1. INGRESOS TRIBUTARIOS	**83.753.661.898**
IMPUESTOS DIRECTOS	**25.143.721.483**
– Impuesto sobre la renta a personas jurídicas	**19.485.723.212**
Impuesto sobre la renta a otras personas jurídicas	19.436.924.179
Reparos administrativos a otras personas jurídicas	48.799.033
– Impuesto sobre la renta a personas naturales	**5.516.459.038**
Impuesto sobre la renta a personas naturales	5.495.545.167
Reparos administrativos a otras personas jurídicas	20.913.871
– Impuesto sobre herencias, legados y regalos	**141.539.233**
Impuestos sobre sucesiones, donaciones y demás ramos conexos	139.953.994
Reparos administrativos a impuesto sobre sucesiones, donaciones y demás ramos conexos	1.585.239
IMPUESTOS INDIRECTOS	**58.609.940.415**
– Impuestos de importación	**6.733.015.511**
Impuesto de importación ordinario	6.668.313.992
Impuesto de importación de bultos postales	2.642.339
Impuesto interno por la importación de alcoholes y bebidas alcohólicas	62.059.180
– Impuestos sobre la producción, el consumo y transacciones financieras	**51.644.967.178**
Impuesto al valor agregado (neto)	43.167.721.001
Impuesto sobre Licores	1.661.700.574
Impuesto sobre cigarrillos	5.043.799.272
Impuesto al consumo propio de gasolina	2.000.000
Impuesto al consumo general a la gasolina	263.637.330
Impuesto al consumo propio de otros derivados del petróleo	15.000.000
Impuesto al consumo general de otros derivados del petróleo	793.024.459
Impuesto sobre telecomunicaciones	698.084.542
– Impuestos a las actividades de juegos de envite o azar	**231.957.726**
Impuesto sobre casinos y salas de bingo	231.957.726
2.2. INGRESOS NO TRIBUTARIOS	**658.801.599**
– Ingresos por Tasas	**562.606.667**
*** Servicios de aduana**	**394.451.489**
Servicios de aduana	389.695.736

Habilitación de aduanas	4.289.276
Derechos de almacenaje	465.792
Corretaje de bultos postales	11
Servicios de consulta sobre clasificación arancelaria, valoración aduanera y análisis de laboratorio	674
*** Servicio de telecomunicaciones**	**46.685.190**
*** Bandas de garantía, cápsulas y sellos**	**39.283.764**
*** Timbres fiscales**	**72.088.671**
*** Servicios sociales y administrativos**	**10.097.553**
– Ingresos del dominio minero	**96.194.932**
* Hierro	40.233.686
* Otros minerales	55.961.246
2.3. INGRESOS DE LA PROPIEDAD	**533.332**
– Utilidades, dividendos, alquileres y otros ingresos de la propiedad	**533.332**
* Alquileres	533.332
2.4. OTROS INGRESOS	**231.283.314**
– Diversos Ingresos	**68.941.755**
* Multas por varios ramos	45.695.434
* Intereses moratorios	23.202.088
* Reparos fiscales	44.233
– Otros ingresos ordinarios	**162.341.559**
B. FUENTES DE FINANCIAMIENTO	**35.333.532.187**
B.1. DISMINUCIÓN DE OTROS ACTIVOS FINANCIEROS	**92.016.358**
– Disminución de deudas de cuentadantes por rendir de fondos en avance a corto plazo (Reintegros)	92.016.358
B.2. INCREMENTO DE PASIVOS	**35.241.515.829**
1. PROYECTO DE LEY ESPECIAL DE ENDEUDAMIENTO ANUAL 2010	**35.241.515.829**
– Financiamiento de proyectos por endeudamiento	**4.948.462.083**

Ministerio del Poder Popular para Economía y Finanzas	**24.940.000**
Modernización del SENIAT III	24.940.000
Ministerio del Poder Popular para la Defensa	**120.010.969**
Mantenimiento Mayor de Unidades Operativas de la Armada	34.037.683
Inversión Militar Aviación	14.024.611
Inversión Militar Ejército	15.296.175
Inversión Militar Armada	56.652.500
Ministerio del Poder Popular para el Ambiente	**884.056.741**
Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	167.500.000
Atención Acueductos Rurales y Poblaciones Menores	30.580.313
Abastecimiento de Agua Potable y Saneamiento Península de la Guajira	22.145.000
Agua Potable y Saneamiento en Zonas Urbanas y Rurales	45.795.000
Racionalización de los Consumos de Agua Potable y Saneamiento de Zonas Urbanas y Rurales	25.800.000
Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	10.315.581
Proyecto Nacional de Gestión y Conservación Ambiental	32.303.047
Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	21.930.000
Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	527.687.800
Ministerio del Poder Popular para Relaciones Interiores y Justicia	**63.286.711**
Apoyo a la Reforma del Sistema de Justicia Penal	63.286.711
Ministerio del Poder Popular para la Planificación y Desarrollo	**26.035.774**
Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)	26.035.774

Vicepresidencia de la República	**132.757.743**
Programa de apoyo al Centro de Acción Social por la Música	123.940.709
Modernización Aeropuerto Tráfico Aéreo	8.817.034
Ministerio del Poder Popular para la Agricultura y Tierras	**79.651.418**
Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	19.472.450
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	3.550.808
Sistema de Riego Valle de Quibor	51.958.589
Programa Sustentable de la Pesca Artesanal y de la Acuicultura (Obras Complementarias/ Convenio MAT-Ramón Vizcaíno)	4.669.571
Ministerio del Poder Popular para las Industrias Básicas y Minería	**729.078.812**
Diseño, Construcción y Operación de un Complejo Siderúrgico	729.078.812
Ministerio del Poder Popular para la Energía y Petróleo	**1.531.257.108**
Central Hidroeléctrica TOCOMA	1.102.148.700
Planta Termozulia III	387.000.000
Fortalecimiento Institucional del Sector Eléctrico	15.394.508
Conversión a GAS Planta Centro	13.813.900
Fortalecimiento y Desarrollo Institucional de CORPOELEC	12.900.000
Ministerio del Poder Popular para la Salud	**2.634.454**
Apoyo a las Poblaciones Warao del Delta del Orinoco	2.634.454
Ministerio del Poder Popular para las Obras Públicas y Vivienda	**1.354.752.353**

Inversiones Operativas	196.260.322
Línea 5. Tramo Plaza Venezuela - Miranda II	154.450.604
Línea 2. El Tambor - San Antonio de los Altos	981.481.388
Rehabilitación del Sistema Centro Occidental Simón Bolívar Tramo Puerto Cabello - Barquisimeto y Yaritagua - Acarigua	22.560.039
– Financiamiento del servicio de la deuda pública	**10.293.053.746**
– Financiamiento para Gestión fiscal	**20.000.000.000**
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**159.406.061.772**

CAPÍTULO II

Presupuesto de Gastos y Aplicaciones Financieras de la República

Artículo 43.- Acuérdense los créditos presupuestarios por la cantidad de **CIENTO CINCUENTA Y NUEVE MIL CUATROCIENTOS SEIS MILLONES SESENTA Y UN MIL SETECIENTOS SETENTA Y DOS BOLÍVARES (Bs. 159.406.061.772).**, asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO		BOLÍVARES
A.	**GASTOS CORRIENTES**	**127.729.291.420**
A.1.	GASTOS DE CONSUMO	43.843.604.504
A.2	GASTOS DE LA PROPIEDAD	15.679.260.931
A.3.	TRANSFERENCIAS Y DONACIONES CORRIENTES	66.964.955.645
A.4.	RECTIFICACIONES AL PRESUPUESTO	1.240.725.296
A.5.	OTROS GASTOS CORRIENTES	745.044
B.	**GASTOS DE CAPITAL E INVERSIONES FINANCIERAS**	**31.290.190.341**
B.1.	INVERSIÓN DIRECTA	640.580.211
B.2.	TRANSFERENCIAS Y DONACIONES DE CAPITAL	30.633.610.130
B.3.	APORTES EN ACCIONES Y PARTICIPACIÓN DE CAPITAL	16.000.000
C.	**APLICACIONES FINANCIERAS**	**386.580.011**
C.1.	DISMINUCIÓN DE PASIVOS FINANCIEROS	386.580.011

Artículo 44. Acuérdese el monto total de los créditos presupuestarios para cada Órgano de la República y para las rectificaciones al presupuesto de gastos, de acuerdo con la distribución siguiente:

ÓRGANOS		BOLÍVARES
01	Asamblea Nacional	817.521.807
02	Contraloría General de la República	166.223.105
03	Consejo Nacional Electoral	1.633.401.387
06	Ministerio del Poder Popular para Relaciones Exteriores	1.046.149.918
07	Ministerio del Poder Popular para Economía y Finanzas	20.658.280.025
08	Ministerio del Poder Popular para la Defensa	8.604.293.447
10	Ministerio del Poder Popular para la Educación	23.628.394.139
13	Ministerio del Poder Popular para el Trabajo y Seguridad Social	11.554.047.276
17	Ministerio del Poder Popular para el Ambiente	1.687.528.211
21	Tribunal Supremo de Justicia	3.682.426.653
23	Ministerio Público	1.023.545.941
25	Procuraduría General de la República	85.084.061
26	Ministerio del Poder Popular para Relaciones Interiores y Justicia	30.339.829.257
29	Ministerio del Poder Popular para la Planificación y Desarrollo	6.887.406.466
32	Defensoría del Pueblo	74.220.818
33	Vicepresidencia de la República	695.501.375
34	Ministerio del Poder Popular para la Agricultura y Tierras	2.221.721.002
35	Ministerio del Poder Popular para la Educación Superior	10.629.294.134
36	Ministerio del Poder Popular para la Comunicación y la Información	337.552.636
37	Ministerio del Poder Popular del Despacho de la Presidencia	3.322.615.068
38	Consejo Moral Republicano	4.110.988
39	Superintendencia Nacional de Auditoría Interna	20.274.619
41	Ministerio del Poder Popular para la Alimentación	2.854.719.850
43	Ministerio del Poder Popular para las Industrias Básicas y Minería	831.203.961
44	Ministerio del Poder Popular para el Turismo	128.144.007
45	Ministerio del Poder Popular para la Energía y Petróleo	1.781.317.467
46	Ministerio del Poder Popular para la Cultura	838.480.225
50	Ministerio del Poder Popular para el Deporte	654.168.646
52	Ministerio del Poder Popular Para Los Pueblos Indígenas	144.115.850
53	Ministerio del Poder Popular para el Comercio	226.458.981
54	Ministerio del Poder Popular para la Salud	9.332.105.290
55	Ministerio del Poder Popular para las Obras Públicas y Vivienda	7.069.005.361
56	Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	1.413.522.607
57	Ministerio del Poder Popular para las Comunas y Protección Social	3.469.355.081
58	Ministerio del Poder Popular para la Mujer y la Igualdad de Género	303.316.817
	Rectificaciones al Presupuesto	1.240.725.296
	TOTAL GASTOS FISCALES	**159.406.061.772**

Asamblea Nacional

ASAMBLEA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

A fin de dar cumplimiento a lo establecido en: Artículo 315 de la Constitución de la República Bolivariana de Venezuela; Artículo 2 de la Ley Orgánica de la Administración Pública; Artículo 7 y 9 "Numerales 1, 3" y 6 del Reglamento Nº 1 de la Ley Orgánica de Administración Financiera del Sector Público; Artículo 91 "Numerales 10 y 25" de la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal y los Artículos 10, 34 y 38 de su Reglamento; Artículo 50 del Decreto con Fuerza de Ley Orgánica de Planificación, así como en atención a las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, la Asamblea Nacional orientará los créditos presupuestarios asignados por el Ejecutivo Nacional, por la cantidad de Bs. 817.521.807, para financiar la política del gasto, la cual estará dirigida a:

- Sancionar y promulgar el marco legal que amerita el Estado Venezolano.
- Desarrollar mecanismos que permitan evaluar la Gestión Pública de manera concertada entre el Poder Legislativo, el Poder Ejecutivo y los beneficiarios de las Políticas Públicas.
- Promover la participación protagónica de los ciudadanos y ciudadanas, en la gestión de los Poderes Públicos.
- Fortalecer los principios de integración con Organismos Internacionales.
- Preservar el patrimonio histórico, a través de los procedimientos adecuados.
- Mantener la plataforma tecnológica, la asesoría y la asistencia técnica adecuada, para el uso racional, eficiente y eficaz de un sistema de información y telecomunicaciones que asegure las comunicaciones internas y externas, así como la celeridad en los procesos de trabajos legislativos y administrativos.
- Garantizar el funcionamiento y operatividad de la infraestructura de la Asamblea Nacional.
- Difundir programas y noticieros que reflejen el trabajo legislativo y la realidad, tanto a nivel nacional, como internacional.
- Brindar asistencia médica y protección social al personal que labora en la Institución.

Cabe destacar que las políticas presupuestarias mencionadas anteriormente, estarán sujetas a la aplicación de los más sanos criterios de austeridad en la administración, manejo y custodia de fondos y bienes públicos.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.412	010027000	Fundación Cardiovascular de la Asamblea Nacional	Consulta / Seminario			15.131	4.036.532			4.036.532
107.358	010028000	Gestión Parlamento Latinoamericano	Informe / Evento			1.129	23.755.932			23.755.932
107.357	010029000	Instituto de Previsión Social del Parlamentario	Informe			6.876	64.067.886			64.067.886
107.316	010030000	Gestión del Parlamento Andino	Informe / Evento			174	9.572.200			9.572.200
107.287	010031000	Gestión del Parlamento Indígena	Informe / Evento			96	3.729.242			3.729.242
107.280	010032000	Rehabilitación y Acondicionamiento de la Infraestructura de la Asamblea Nacional.	Actividad			158	15.375.928			15.375.928
107.228	010033000	Gestión del Parlamento Amazónico	Informe / Evento			21	1.445.872			1.445.872
107.223	010034000	Gestión Parlamentaria	Informe / Evento			1.359	199.379.666			199.379.666
	019999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			26.384.031	26.384.031			26.384.031
						TOTAL	**347.747.289**			**347.747.289**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
010001000	Dirección y Coordinación de los Gastos de los Trabajadores	274.232.925			274.232.925
010002000	Gestión Administrativa	53.572.832			53.572.832
010003000	Previsión y Protección Social	139.761.281			139.761.281
010006000	Otras Comisiones Mixtas y Especiales	2.207.480			2.207.480
	TOTAL	**469.774.518**			**469.774.518**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.324**	**1.252**		**2.576**	**132.969.712**		**132.969.712**
Directivo	64	64		128	12.760.512		12.760.512
Parlamentario	26	156		182	9.841.235		9.841.235
Profesional y Técnico	518	249		767	46.118.136		46.118.136
Personal Administrativo	468	275		743	38.186.765		38.186.765
Obrero	248	508		756	26.063.064		26.063.064
Personal Contratado	**53**	**128**		**181**	**5.102.223**		**5.102.223**
Profesional y Técnico	9	9		18	673.028		673.028
Personal Administrativo	44	119		163	4.429.195		4.429.195
TOTAL	**1.377**	**1.380**		**2.757**	**138.071.935**		**138.071.935**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**90**	**64**	**154**	**5.260.164**
Empleados	90	64	154	5.260.164
Jubilados	**536**	**481**	**1.017**	**42.849.999**
Empleados	536	481	1.017	42.849.999
TOTAL	**626**	**545**	**1.171**	**48.110.163**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	467.786.736			467.786.736
4.02	Materiales, suministros y mercancías	13.821.691			13.821.691
4.03	Servicios no personales	27.719.810			27.719.810
4.04	Activos reales	14.626.568			14.626.568
4.07	Transferencias y donaciones	290.567.002			290.567.002
4.11	Disminución de pasivos	3.000.000			3.000.000
	TOTAL	**817.521.807**			**817.521.807**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	37.980.741			37.980.741
4.07.01.00.00	Transferencias y donaciones corrientes internas	37.980.741			37.980.741
4.07.01.03.00	Transferencias corrientes internas al sector público	37.980.741			37.980.741
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	37.980.741			37.980.741
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	37.980.741			37.980.741

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	68.104.418			68.104.418
4.07.03.00.00	Transferencias y donaciones de capital internas	68.104.418			68.104.418
4.07.03.01.00	Transferencias de capital internas al sector privado	68.104.418			68.104.418
4.07.03.01.02	Transferencias de capital a instituciones sin fines de lucro	68.104.418			68.104.418
	- S1513 Instituto de Previsión Social del Parlamento	64.067.886			64.067.886
	- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	4.036.532			4.036.532

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	38.803.246			38.803.246
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	38.803.246			38.803.246
4.07.02.01.00	Transferencias corrientes al exterior	38.803.246			38.803.246
4.07.02.01.04	Transferencias corrientes a organismos internacionales	38.803.246			38.803.246
	- I0088 Parlamento Indígena Venezolano.	3.729.242			3.729.242
	- I0122 Parlamento Amazónico.	1.445.872			1.445.872
	- I0203 Oficina Parlamento Latinoamericano-Grupo Parlamentario Venezolano	23.755.932			23.755.932
	- I0204 Parlamento Andino	9.572.200			9.572.200
	- I0211 Unión Interparlamentaria Mundial	300.000			300.000

PROYECTO: Cod. N.E: 107412 Cod. Ppto: 010027000 Fundación Cardiovascular de la Asamblea Nacional
UNIDAD DE MEDIDA: Consulta / Seminario
CANTIDAD: 15.131
ASIGNACIÓN PRESUPUESTARIA: 4.036.532
DIRECTRIZ ESTRATÉGICA: No Aplica
OBJETIVO ESTRATÉGICO: Desarrollar Políticas Tendientes a Garantizar la Atención Médica Cardiovascular y Metabólicas a los Trabajadores y sus Familiares de la Asamblea Nacional Haciéndolo Extensivo a Pacientes de Bajo Recursos Económicos.
OBJETIVOS ESPECÍFICOS: Desarrollar Actividades Educativas, Despistajes, Consultas, Investigaciones y Estudios Tendientes a la Prevención, Diagnostico y Tratamiento de Enfermedades Asociadas a la Salud Cardiovascular.
RESULTADO: Prestar Asistencia Médica Necesaria para la Prevención y Tratamiento de las Enfermedades Cardiológicas y Metabólicas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.036.532					4.036.532
	TOTAL	**4.036.532**					**4.036.532**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.036.532					4.036.532
4.07.03.00.00	Transferencias y donaciones de capital internas	4.036.532					4.036.532
4.07.03.01.00	Transferencias de capital internas al sector privado	4.036.532					4.036.532
4.07.03.01.02	Transferencias de capital a instituciones sin fines de lucro	4.036.532					4.036.532
	- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	4.036.532					4.036.532

PROYECTO:	Cod. N.E: 107358 Cod. Ppto: 010028000 Gestión Parlamento Latinoamericano
UNIDAD DE MEDIDA:	Informe / Evento
CANTIDAD:	1.129
ASIGNACIÓN PRESUPUESTARIA:	23.755.932
DIRECTRIZ ESTRATÉGICA:	No Aplica
OBJETIVO ESTRATÉGICO:	Desarrollar y Ejecutar Propuestas Nacionales e Internacionales en Materia de Integración en Cumplimiento de la Política Exterior y las Relaciones Parlamentarias que Impulsan la Multipolaridad con América Latina y el Caribe.
OBJETIVOS ESPECÍFICOS:	Elaborar Propuestas, Acuerdos y Resoluciones en Materia de Integración en el Marco de la Política Exterior y las Relaciones Parlamentarias que Impulsan y Consolidan la Unión Latinoamericana.
RESULTADO:	Acuerdos y Convenios que Auspician el Cumplimiento de la Política Exterior y las Relaciones Parlamentarias, que Promueven el Bienestar de los Pueblos para Consolidar la Unión Latinoamericana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	23.755.932					23.755.932
	TOTAL	**23.755.932**					**23.755.932**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	23.755.932					23.755.932
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	23.755.932					23.755.932
4.07.02.01.00	Transferencias corrientes al exterior	23.755.932					23.755.932
4.07.02.01.04	Transferencias corrientes a organismos internacionales	23.755.932					23.755.932
	- I0203 Oficina Parlamento Latinoamericano-Grupo Parlamentario Venezolano	23.755.932					23.755.932

PROYECTO: Cod. N.E: 107357 Cod. Ppto: 010029000 Instituto de Previsión Social del Parlamentario
UNIDAD DE MEDIDA: Informe
CANTIDAD: 6.876
ASIGNACIÓN PRESUPUESTARIA: 64.067.886
DIRECTRIZ ESTRATÉGICA: No Aplica
OBJETIVO ESTRATÉGICO: Ampliar y Establecer Planes que Garanticen el Bienestar y la Protección Social y Económica de los Parlamentarios y Parlamentarias en Ejercicios de sus Funciones, así como, los Jubilados y Pensionados.
OBJETIVOS ESPECÍFICOS: Desarrollar Planes y Programas para Optimizar la Protección Social y Económica de los Parlamentarios y Parlamentarias Activos, Pensionados y Jubilados.
RESULTADO: Incrementar el Bienestar y Protección Socioeconómico de los Parlamentarios Activos, Pensionados y Jubilados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	64.067.886					64.067.886
	TOTAL	**64.067.886**					**64.067.886**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	64.067.886					64.067.886
4.07.03.00.00	Transferencias y donaciones de capital internas	64.067.886					64.067.886
4.07.03.01.00	Transferencias de capital internas al sector privado	64.067.886					64.067.886
4.07.03.01.02	Transferencias de capital a instituciones sin fines de lucro	64.067.886					64.067.886
	- S1513 Instituto de Previsión Social del Parlamento	64.067.886					64.067.886

PROYECTO:	Cod. N.E: 107316 Cod. Ppto: 010030000 Gestión del Parlamento Andino
UNIDAD DE MEDIDA:	Informe / Evento
CANTIDAD:	174
ASIGNACIÓN PRESUPUESTARIA:	9.572.200
DIRECTRIZ ESTRATÉGICA:	No Aplica
OBJETIVO ESTRATÉGICO:	Desarrollar y Ejecutar Propuestas Nacionales e Internacionales en Materia de Integración en Cumplimiento de la Política Exterior y las Relaciones Parlamentarias que Impulsa la Multipolaridad con la Comunidad Andina.
OBJETIVOS ESPECÍFICOS:	Propuestas y Resoluciones que Coadyuvan al Cumplimiento de la Política Exterior y las Relaciones Parlamentarias que Impulsan la Integración en la Región Andina.
RESULTADO:	Garantizar el Bienestar de los Pueblos de la Comunidad Andina en las Áreas Tecnológicas, Sociales, Económicas Culturales y Políticas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	9.572.200					9.572.200
	TOTAL	**9.572.200**					**9.572.200**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.572.200					9.572.200
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	9.572.200					9.572.200
4.07.02.01.00	Transferencias corrientes al exterior	9.572.200					9.572.200
4.07.02.01.04	Transferencias corrientes a organismos internacionales	9.572.200					9.572.200
	- I0204 Parlamento Andino	9.572.200					9.572.200

PROYECTO: Cod. N.E: 107287 Cod. Ppto: 010031000 Gestión del Parlamento Indígena
UNIDAD DE MEDIDA: Informe / Evento
CANTIDAD: 96
ASIGNACIÓN PRESUPUESTARIA: 3.729.242
DIRECTRIZ ESTRATÉGICA: No Aplica
OBJETIVO ESTRATÉGICO: Desarrollar y Ejecutar Propuestas Nacionales e Internacionales en Materia de Integración en Cumplimiento de la Política Exterior y las Relaciones Parlamentarias que Impulsa la Multipolaridad con las Comunidades Indígenas de América.
OBJETIVOS ESPECÍFICOS: Coadyuvar al Fortalecimiento del Estado y sus Instituciones, Vinculadas a los Pueblos Indígenas en el Marco de una Sociedad Multiétnica y Pluricultural, Consagrada en la Constitución de la República Bolivariana de Venezuela
RESULTADO: Acuerdos y Convenios que Auspician el Cumplimiento de la Política Exterior y las Relaciones Parlamentarias, que Promueven el Bienestar de los Pueblos y Comunidades Indígenas de América.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.729.242					3.729.242
	TOTAL	**3.729.242**					**3.729.242**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.729.242					3.729.242
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	3.729.242					3.729.242
4.07.02.01.00	Transferencias corrientes al exterior	3.729.242					3.729.242
4.07.02.01.04	Transferencias corrientes a organismos internacionales	3.729.242					3.729.242
	- I0088 Parlamento Indígena Venezolano.	3.729.242					3.729.242

PROYECTO:	Cod. N.E: 107280 Cod. Ppto: 010032000 Rehabilitación y Acondicionamiento de la Infraestructura de la Asamblea Nacional.
UNIDAD DE MEDIDA:	Actividad
CANTIDAD:	158
ASIGNACIÓN PRESUPUESTARIA:	15.375.928
DIRECTRIZ ESTRATÉGICA:	No Aplica
OBJETIVO ESTRATÉGICO:	Brindar a los Ciudadanos y Ciudadanas, una Infraestructura Moderna y Adecuada para Fomentar un Espacio Participativo, Donde se Conjugue la Actividad Parlamentaria.
OBJETIVOS ESPECÍFICOS:	Garantizar el Funcionamiento Ideal de las Instalaciones, Muebles y Equipos así como Preservar el Patrimonio Cultural de la Asamblea Nacional.
RESULTADO:	Bienes Muebles e Inmuebles y Equipos de la Asamblea Nacional Óptimos para Propiciar la Labor Parlamentaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	3.928.353					3.928.353
4.04	Activos reales	11.447.575					11.447.575
	TOTAL	**15.375.928**					**15.375.928**

PROYECTO: Cod. N.E: 107228 Cod. Ppto: 010033000 Gestión del Parlamento Amazónico
UNIDAD DE MEDIDA: Informe / Evento
CANTIDAD: 21
ASIGNACIÓN PRESUPUESTARIA: 1.445.872
DIRECTRIZ ESTRATÉGICA: No Aplica
OBJETIVO ESTRATÉGICO: Promover la Participación de Instancias Nacionales e Internacionales, a fin de Generar Posición a Favor de la Preservación de las Etnias Indígenas y el Medio Ambiente en el Amazonas
OBJETIVOS ESPECÍFICOS: Desarrollar Propuestas que Permitan el Seguimiento de las Políticas del Estado en Materia de Integración Regional Amazónica.
RESULTADO: Propuestas que Permitan el Seguimiento de las Políticas del Estado en Materia Regional Amazónica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.445.872					1.445.872
	TOTAL	**1.445.872**					**1.445.872**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.445.872					1.445.872
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.445.872					1.445.872
4.07.02.01.00	Transferencias corrientes al exterior	1.445.872					1.445.872
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.445.872					1.445.872
	- I0122 Parlamento Amazónico.	1.445.872					1.445.872

PROYECTO:	Cod. N.E: 107223 Cod. Ppto: 010034000 Gestión Parlamentaria
UNIDAD DE MEDIDA:	Informe / Evento
CANTIDAD:	1.359
ASIGNACIÓN PRESUPUESTARIA:	199.379.666
DIRECTRIZ ESTRATÉGICA:	No Aplica
OBJETIVO ESTRATÉGICO:	Proporcionar a la República Bolivariana de Venezuela de un Marco Jurídico Acorde con las Realidades Sociales, Políticas y Económicas que Vive el País, de Modo que Beneficie a la Nación y sus Habitantes.
OBJETIVOS ESPECÍFICOS:	Formular los Proyectos de Leyes, Ejercer el Control Sobre el Gobierno y la Administración Pública Nacional y Propiciar la Participación Ciudadana.
RESULTADO:	Formular Leyes, Ejercer el Control Sobre el Gobierno y la Administración Pública Nacional y Propiciar la Participación Ciudadana.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	194.311.342					194.311.342
4.02	Materiales, suministros y mercancías	834.106					834.106
4.03	Servicios no personales	4.093.718					4.093.718
4.04	Activos reales	140.500					140.500
	TOTAL	**199.379.666**					**199.379.666**

PROYECTO: Cod. Ppto: 019999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 26.384.031
ASIGNACIÓN PRESUPUESTARIA: 26.384.031
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Proveer a los Ciudadanos de un Medio de Comunicación Eficaz, Eficiente y Efectivo, que Brinde un Servicio de Difusión de la Gestión Parlamentaria que Genere la Asamblea Nacional.
Construcción de Contenidos Coherentes con el Proyecto de País y los Profundos Cambios Políticos e Ideológicos que se viven, con la Construcción de Nuevas Formas de Participación Política.
OBJETIVOS ESPECÍFICOS: Mantener Permanentemente un Enlace Comunicacional entre la Asamblea Nacional y el Pueblo Soberano. Cubrir Hechos y Noticias, que se Susciten de la Gestión Parlamentaria y de toda la Realidad Nacional
RESULTADO: 26.384.031

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	26.384.031					26.384.031
	TOTAL	**26.384.031**					**26.384.031**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	26.384.031					26.384.031
4.07.01.00.00	Transferencias y donaciones corrientes internas	26.384.031					26.384.031
4.07.01.03.00	Transferencias corrientes internas al sector público	26.384.031					26.384.031
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	26.384.031					26.384.031
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	26.384.031					26.384.031

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	273.475.394					273.475.394
4.03	Servicios no personales	757.531					757.531
	TOTAL	**274.232.925**					**274.232.925**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.040.585					12.040.585
4.03	Servicios no personales	18.264.728					18.264.728
4.04	Activos reales	2.453.493					2.453.493
4.07	Transferencias y donaciones	17.814.026					17.814.026
4.11	Disminución de pasivos	3.000.000					3.000.000
	TOTAL	**53.572.832**					**53.572.832**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	11.596.710					11.596.710
4.07.01.00.00	Transferencias y donaciones corrientes internas	11.596.710					11.596.710
4.07.01.03.00	Transferencias corrientes internas al sector público	11.596.710					11.596.710
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	11.596.710					11.596.710
	- A0420 Fundación Televisora de la Asamblea Nacional (ANTV)	11.596.710					11.596.710

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	300.000					300.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	300.000					300.000
4.07.02.01.00	Transferencias corrientes al exterior	300.000					300.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	300.000					300.000
	- I0211 Unión Interparlamentaria Mundial	300.000					300.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	139.761.281					139.761.281
	TOTAL	**139.761.281**					**139.761.281**

ACCIÓN CENTRALIZADA: Otras Comisiones Mixtas y Especiales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	947.000					947.000
4.03	Servicios no personales	675.480					675.480
4.04	Activos reales	585.000					585.000
	TOTAL	**2.207.480**					**2.207.480**

Contraloría General de la República

CONTRALORÍA GENERAL DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Contraloría General de la República en apego a la misión encomendada por el legislador de controlar, vigilar y fiscalizar los ingresos, gastos y bienes del Estado Venezolano, lo cual implica velar por la buena gestión en todos los ámbitos de la Administración, así como del correcto uso del patrimonio público, durante el año 2010 continuará ejerciendo sus labores en el campo del control fiscal a través de la ejecución de un importante número de actuaciones en el contexto de la Auditoria de Estado y aquellas tendentes a combatir la corrupción, entre ellas, las referidas a la determinación de responsabilidades por actos hechos u omisiones que afecten el patrimonio público, la aplicación de sanciones; la atención de las denuncias de particulares y planteamientos y solicitudes de los órganos del Poder Público. Asimismo continuará con el desarrollo del cuerpo normativo y técnico requerido para el fortalecimiento del Sistema Nacional de Control Fiscal previsto en la Constitución y en consonancia con los lineamientos estratégicos, reimpulsar la participación ciudadana en el control de la gestión pública.

Las acciones en referencia demandan mayor fortalecimiento institucional, es decir exige contar con el personal necesario para acometer las actuaciones y actividades en beneficio de la colectividad y de la buena marcha de la administración pública, a los cuales se les debe garantizar competitividad laboral y capacitación técnica. y recursos para la actualización y optimización de la plataforma tecnológica y la ampliación y mejora de las instalaciones de la institución.

El Presupuesto de Gastos para el año 2010 del Organismo Contralor, formulado con base a los criterios de austeridad y pulcritud en el manejo de los recursos públicos que caracterizan a nuestra institución, asciende a Bs. 166.223.105, de los cuales 48,78% esta destinado a Gastos de Personal, el 14,00% a Gastos Operativos y el 37,22% para gastos por concepto de personal jubilado y pensionado.

El monto y la distribución de los recursos se corresponden con necesidades reales para mantener la operatividad de esta institución y para honrar nuestro compromiso con los ciudadanos, dado que sobre ellos descansa el poder soberano de control y para quienes esta Contraloría tiene la misión de ser el instrumento técnico en el ejercicio de su derecho a fiscalizar la correcta administración de los recursos patrimoniales de la nación, así como con las instituciones del Estado Social de Derecho y de Justicia.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.537	020010000	Control Fiscal	Actuación			554	35.947.913			35.947.913
107.644	020016000	Asesoría y Apoyo	Asesoría			2.602	10.239.786			10.239.786
107.667	020017000	Procedimientos Especiales	Actuación			944	6.162.266			6.162.266
						TOTAL	**52.349.965**			**52.349.965**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
020001000	Dirección y Coordinación de los Gastos de los Trabajadores	33.367.215			33.367.215
020002000	Gestión Administrativa	18.650.300			18.650.300
020003000	Previsión y Protección Social	61.855.625			61.855.625
	TOTAL	**113.873.140**			**113.873.140**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**398**	**320**		**718**	**20.240.415**	**4.457.800**	**24.698.215**
Directivo	14	17		31	3.430.440		3.430.440
Profesional y Técnico	312	164		476	13.291.992	3.324.648	16.616.640
Personal Administrativo	64	88		152	2.369.365	918.392	3.284.388
Obrero	8	51		59	1.251.543	115.204	1.366.747
Personal Fijo a Tiempo Parcial	**2**			**2**	**14.640**		**14.640**
Personal Administrativo	2			2	14.640		14.640
Personal Contratado	**11**	**3**		**14**	**232.524**		**232.524**
Personal Administrativo	11	3		14	232.524		232.524
TOTAL	**411**	**323**		**734**	**20.487.579**	**4.457.800**	**24.945.379**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**204**	**49**	**253**	**4.236.790**
Empleados	204	49	253	4.236.790
Jubilados	**781**	**576**	**1.357**	**57.618.835**
Empleados	781	576	1.357	57.618.835
TOTAL	**985**	**625**	**1.610**	**61.855.625**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	81.083.015			81.083.015
4.02	Materiales, suministros y mercancías	4.467.002			4.467.002
4.03	Servicios no personales	13.625.857			13.625.857
4.04	Activos reales	4.988.105			4.988.105
4.07	Transferencias y donaciones	61.940.645			61.940.645
4.11	Disminución de pasivos	118.481			118.481
	TOTAL	**166.223.105**			**166.223.105**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	32.000			32.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	32.000			32.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	32.000			32.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	24.000			24.000
	- S0312 Cruz Roja de Venezuela	8.000			8.000
	- S0756 Hospital San Juan de Dios.	8.000			8.000
	- S0926 Sociedad Anticancerosa de Venezuela	8.000			8.000
4.07.01.01.76	Subsidios a entidades religiosas	8.000			8.000
	- S1897 Asociación Civil Red de Casas Don Bosco	8.000			8.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	53.020			53.020
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	53.020			53.020
4.07.02.01.00	Transferencias corrientes al exterior	53.020			53.020
4.07.02.01.04	Transferencias corrientes a organismos internacionales	53.020			53.020
	- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	20.200			20.200
	- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	32.820			32.820

PROYECTO: Cód. N.E: 107537 Cód. Ppto: 020010000 Control Fiscal
UNIDAD DE MEDIDA: *Actuación*
CANTIDAD: 554
ASIGNACIÓN PRESUPUESTARIA: 35.947.913
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Contribuir con el Fortalecimiento de la Vigilancia, Fiscalización y Control de la Administración Pública, su Eficacia, Eficiencia y Transparencia, Detectando Hechos Acciones u Omisiones que Sean Indicios de Manejo Indebido de los Recursos Públicos.
OBJETIVOS ESPECÍFICOS: Incrementar la Cantidad y Calidad de Nuestras Actuaciones de Control. Contribuir con el Mejoramiento Continuo de la Eficacia, Efectividad y Transparencia de la Administración Pública. Focalizar la Ejecución de las Actuaciones de Control.
RESULTADO: Observaciones y Recomendaciones Orientadas a Mejorar Significativamente en el Corto y Mediano Plazo los Resultados Operativos de los Entes en los Cuales se Realicen las Actuaciones, Contribuyendo Así a Mejorar la Situación de las Áreas Estratégicas Seleccionadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	33.786.328					33.786.328
4.02	Materiales, suministros y mercancías	971.744					971.744
4.03	Servicios no personales	1.189.841					1.189.841
	TOTAL	**35.947.913**					**35.947.913**

PROYECTO: Cód. N.e: 107644 cód. Ppto: 020016000 asesoría y apoyo
UNIDAD DE MEDIDA: Asesoría
CANTIDAD: 2.602
ASIGNACIÓN PRESUPUESTARIA: 10.239.786
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Fortalecer el Papel de la Contraloría General de la República como Órgano Rector del Sistema Nacional de Control Fiscal, Prestando un Servicio de Calidad a través de Asesorías y Apoyo en los Aspectos Jurídicos y Técnicos relacionados con el Control Fiscal.
OBJETIVOS ESPECÍFICOS: Prestar Asistencia de Calidad en los Aspectos Técnicos de Control Fiscal. Prestar Asistencia de calidad en los Aspectos Jurídicos de Control Fiscal.
RESULTADO: Normas, Consultas, Asesorías e Instrumentos Técnicos y Jurídicos, Orientados a Estandarizar y Fortalecer el Ejercicio del Control en el Sistema Nacional de Control Fiscal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.842.053					8.842.053
4.02	Materiales, suministros y mercancías	378.857					378.857
4.03	Servicios no personales	918.731					918.731
4.04	Activos reales	47.125					47.125
4.07	Transferencias y donaciones	53.020					53.020
	TOTAL	10.239.786					10.239.786

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	53.020					53.020
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	53.020					53.020
4.07.02.01.00	Transferencias corrientes al exterior	53.020					53.020
4.07.02.01.04	Transferencias corrientes a organismos internacionales	53.020					53.020
	- I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	20.200					20.200
	- I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	32.820					32.820

PROYECTO: COD. N.E: 107667 COD. PPTO: 020017000 Procedimientos Especiales
UNIDAD DE MEDIDA: Actuación
CANTIDAD: 944
ASIGNACIÓN PRESUPUESTARIA: 6.162.266
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Contribuir con el Fortalecimiento de la Vigilancia, Fiscalización y Control de la Administración Pública, su Eficacia, Eficiencia y Transparencia, Sancionando Hechos, Acciones u Omisiones que Sean Indicios de Manejo Indebido de los Recursos Públicos
OBJETIVOS ESPECÍFICOS: Incrementar la Cantidad y Calidad de Nuestras Acciones Fiscales. Contribuir con el Mejoramiento Continuo de la Eficacia, Efectividad y Transparencia de la Administración Pública. Mejorar la Proporción de Actuaciones Fiscales Efectivas, Derivadas de Actuaciones de Control.
RESULTADO: Sanciones Fiscales Eficientes, Oportunas y Ejemplarizantes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.819.379					5.819.379
4.02	Materiales, suministros y mercancías	195.865					195.865
4.03	Servicios no personales	147.022					147.022
	TOTAL	**6.162.266**					**6.162.266**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	32.635.255					32.635.255
4.03	Servicios no personales	731.960					731.960
	TOTAL	**33.367.215**					**33.367.215**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.920.536					2.920.536
4.03	Servicios no personales	10.638.303					10.638.303
4.04	Activos reales	4.940.980					4.940.980
4.07	Transferencias y donaciones	32.000					32.000
4.11	Disminución de pasivos	118.481					118.481
	TOTAL	**18.650.300**					**18.650.300**

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	32.000					32.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	32.000					32.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	32.000					32.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	24.000					24.000
	- S0312 Cruz Roja de Venezuela	8.000					8.000
	- S0756 Hospital San Juan de Dios.	8.000					8.000
	- S0926 Sociedad Anticancerosa de Venezuela	8.000					8.000
4.07.01.01.76	Subsidios a entidades religiosas	8.000					8.000
	- S1897 Asociación Civil Red de Casas Don Bosco	8.000					8.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	61.855.625					61.855.625
	TOTAL	**61.855.625**					**61.855.625**

Consejo Nacional
Electoral

CONSEJO NACIONAL ELECTORAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El principio fundamental del Consejo Nacional Electoral, Órgano Rector del Poder Electoral, es ser garante de la fuente creadora de los Poderes Públicos mediante el sufragio, fundamentando sus actos en la preservación de la voluntad del pueblo, expresada a través del voto en el ejercicio de su soberanía. Su principal misión es garantizar los derechos políticos de las ciudadanas y ciudadanos, así como promover su participación en los asuntos públicos. Las democracias se fortalecen con base en el conocimiento y reconocimiento de sus sistemas y procesos electorales, sus alcances y beneficios sociales. Es menester del Poder Electoral resaltar sus bondades y así generar una conciencia política con criterio ético, sustentada en derechos y responsabilidades.

El Poder Electoral presenta once (11) proyectos perfectamente alineados con sus competencias, establecidas en la Constitución de la República Bolivariana de Venezuela. Estas propuestas incluyen la coordinación y ejecución de los procesos electorales pautados para el ejercicio económico financiero 2010, con todo el despliegue humano y técnico para garantizar comicios 100% automatizados y confiables en la elección de las autoridades locales: concejalas, concejales y miembros de las respectivas Juntas Parroquiales, así como la elección de las diputadas y diputados representantes de los estados y pueblos indígenas de la República en la Asamblea Nacional, ente rector del Poder Legislativo Nacional. Asimismo, define acciones exhaustivamente diseñadas para incentivar la inscripción de la población electoralmente activa que no se ha incorporado al padrón electoral, así como la actualización de datos de los ya inscritos a través de la instalación de centros de actualización fijos e itinerantes, desplegados a lo largo del territorio nacional. Por otra parte, presenta la creación del Sistema Nacional de Registro Civil, como mecanismo de operación de los preceptos establecidos en la Ley Orgánica de Registro Civil, lo cual permitirá preservar el derecho a la identidad de las venezolanas y venezolanos, constituyéndose en una herramienta indispensable para la planificación de las políticas públicas. En procura de la consecución de espacios comunes en los que el debate de las ideas y las propuestas productivas sean la prioridad, el Poder Electoral plantea estrategias de promoción que permitan, por una parte, consolidar la imagen del Consejo Nacional Electoral como ente confiable, transparente y tecnológicamente vanguardista, que toma como eje central a su recurso humano; y por otra, incrementar los niveles de participación de las ciudadanas y ciudadanos en los procesos electorales.

El año 2010, será fundamental en la construcción de la democracia venezolana, así como en la consolidación del Poder Electoral no como mero hacedor de elecciones, sino como promotor de democracia y participación.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
106.828	030055000	Sistema Nacional de Gerencia y Administración del Registro Civil	Sistema			1	16.051.094			16.051.094
106.967	030056000	Sistema Integrado de Video Vigilancia y Control de Acceso a la nueva sede del Consejo Nacional Electoral	Sistema			2	2.100.208			2.100.208
106.916	030057000	Campaña de Incentivo de los Valores para la Participación Democrática.	Campaña			1	1.000.000			1.000.000
106.908	030058000	Fortalecimiento de la Supervisión del Registro Civil e Identificación.	Informe			4	1.798.740			1.798.740
106.889	030059000	Plan Nacional de la Fiscalización Electoral y de la Promoción de la Participación Política.	Plan			1	26.258.681			26.258.681
106.879	030060000	Fortalecimiento de las Unidades Técnicas de Auditoria Nacionales y Regionales.	Informes de Auditoria			6.000	7.295.951			7.295.951
106.832	030061000	Actualización de la Plataforma de Adiestramiento, Educación e Información Electoral para la Participación Política (CEPAE)	Centro Atendido			49	6.559.697			6.559.697
106.833	030062000	Activación de las Unidades Técnicas de la Participación Política (UPAFI)	Ciudadano Atendido			100.000	3.340.077			3.340.077
106.836	030063000	Jornada de Actualización del Registro Electoral 2010.	Centro de Actualización			1.435	48.269.293			48.269.293

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
106.874	030064000	Difusión de Mensajes Publicitarios e Institucionales en Medios de Comunicación.	Aviso			63.258	67.116.398			67.116.398
106.868	030065000	Elecciones y/o Consultas 2010	Elección			2	35.499.998			35.499.998
						TOTAL	215.290.137			215.290.137

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
030001000	Dirección y Coordinación de los Gastos de los Trabajadores	595.866.517	105.348.454		701.214.971
030002000	Gestión Administrativa	398.354.224			398.354.224
030003000	Previsión y Protección Social	223.890.509	94.651.546		318.542.055
	TOTAL	1.218.111.250	200.000.000		1.418.111.250

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.128**	**1.563**	**290**	**2.981**	**146.675.659**	**29.335.132**	**176.010.791**
Directivo	3	2		5	1.143.706	225.339	1.369.045
Profesional y Técnico	810	997	210	2.017	127.464.199	25.254.676	152.718.875
Personal Administrativo	225	359		584	11.333.175	2.508.201	13.841.376
Obrero	90	205	80	375	6.734.579	1.346.916	8.081.495
Personal Contratado	**83**	**126**	**4.971**	**5.180**	**61.879.878**		**61.879.878**
Profesional y Técnico	39	47	4.941	5.027	58.985.434		58.985.434
Personal Administrativo	18	40		58	1.367.874		1.367.874
Obrero	26	39	30	95	1.526.570		1.526.570
TOTAL	1.211	1.689	5.261	8.161	208.555.537	29.335.132	237.890.669

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**191**	**46**	**237**	**30.477.348**
Empleado	191	46	237	30.477.348
Jubilados	**732**	**1.081**	**1.813**	**288.064.707**
Empleado	732	1.081	1.813	288.064.707
TOTAL	923	1.127	2.050	318.542.055

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	671.225.415	105.348.454		776.573.869
4.02	Materiales, suministros y mercancías	43.051.682			43.051.682
4.03	Servicios no personales	435.858.127			435.858.127
4.04	Activos reales	17.072.890			17.072.890
4.07	Transferencias y donaciones	224.887.264	94.651.546		319.538.810
4.11	Disminución de pasivos	41.306.009			41.306.009
	TOTAL	**1.433.401.387**	**200.000.000**		**1.633.401.387**

PROYECTO: Cod. N.E: 106828 Cod. Ppto: 030055000 Sistema Nacional de Gerencia y Administración del Registro Civil
UNIDAD DE MEDIDA: Sistema
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 16.051.094
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Consolidar la Optimización del Registro Civil y Electoral de Venezuela.
OBJETIVOS ESPECÍFICOS: Ejercer la Administración de las Actividades Inherentes al Registro Civil, a los Fines de Optimizar los Procesos y Centralizar la Información Relativa al Estado Civil de las Personas, Instrumentando las Normas Jurídicas Necesarias para el Correcto Funcionamiento del Sistema.
RESULTADO: Sistema de Información.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	708.000					708.000
4.02	Materiales, suministros y mercancías	1.870.000					1.870.000
4.03	Servicios no personales	10.101.771					10.101.771
4.04	Activos reales	3.371.323					3.371.323
	TOTAL	**16.051.094**					**16.051.094**

PROYECTO: Cod. N.E: 106967 Cod. Ppto: 030056000 Sistema Integrado de Video Vigilancia y Control de Acceso a la Nueva Sede del Consejo Nacional Electoral
UNIDAD DE MEDIDA: Sistema
CANTIDAD: 2
ASIGNACIÓN PRESUPUESTARIA: 2.100.208
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fortalecer y Consolidar el Esquema Institucional del Poder Electoral.
OBJETIVOS ESPECÍFICOS: Instalar un Sistema Integrado de Video Vigilancia y Control de Acceso en las Instalaciones de la Nueva Sede del Consejo Nacional Electoral *Ubicada en Plaza Venezuela*
RESULTADO: Sistema de Seguridad y Vigilancia que Garantice la Seguridad Integral de las Personas, Bienes y Equipos Ubicados en la Nueva Sede del Consejo Nacional Electoral (Plaza Venezuela)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	805.023					805.023
4.04	Activos reales	1.295.185					1.295.185
	TOTAL	**2.100.208**					**2.100.208**

PROYECTO: Cod. N.E: 106916 Cod. Ppto: 030057000 Campaña de Incentivo de los Valores para la Participación Democrática.
UNIDAD DE MEDIDA: Campaña
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 1.000.000
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fomentar el Desarrollo de una Cultura Política Ciudadana con Criterio y Sentido Ético, Sustentada en Derechos y Responsabilidades.
OBJETIVOS ESPECÍFICOS: Impulsar a Través de los Medios de Comunicación Social, Instituciones y Comunidades una Amplia Campaña de Educación, Promoción y Divulgación de los Valores y de la Democracia y la Participación.
RESULTADO: Campaña Educativa, Promocional y Divulgativa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	604.000					604.000
4.02	Materiales, suministros y mercancías	15.000					15.000
4.03	Servicios no personales	381.000					381.000
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO: Cod. N.E: 106908 Cod. Ppto: 030058000 Fortalecimiento de la Supervisión del Registro Civil e Identificación.
UNIDAD DE MEDIDA: Informe
CANTIDAD: 4
ASIGNACIÓN PRESUPUESTARIA: 1.798.740
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Consolidar la optimización del Registro Civil y Electoral de Venezuela.
OBJETIVOS ESPECÍFICOS: Fortalecimiento de la Supervisión del Registro Civil e Identificación.
RESULTADO: Lograr un Sistema de Registro Civil e Identificación Confiable para los Ciudadanos y Ciudadanas y para la Transparencia de los Procesos Electorales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	405.157					405.157
4.03	Servicios no personales	1.105.624					1.105.624
4.04	Activos reales	287.959					287.959
	TOTAL	1.798.740					1.798.740

PROYECTO: Cod. N.E: 106889 Cod. Ppto: 030059000 Plan Nacional de la Fiscalización Electoral y de la Promoción de la Participación Política.
UNIDAD DE MEDIDA: Plan
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 26.258.681
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fomentar el Desarrollo de una Cultura Política Ciudadana con Criterio y Sentido Ético, Sustentada en Derechos y Responsabilidades.
OBJETIVOS ESPECÍFICOS: Realizar el Seguimiento Sistemático de la Publicidad y Propaganda Electoral de los Eventos Electorales Programados para el Año 2010.
RESULTADO: Plan de Fiscalización de Normas para Publicidad y Propaganda en Campañas Electorales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	25.646.181					25.646.181
4.03	Servicios no personales	612.500					612.500
	TOTAL	26.258.681					26.258.681

PROYECTO: Cod. N.E: 106879 Cod. Ppto: 030060000 Fortalecimiento de las Unidades Técnicas de Auditoria Nacionales y Regionales.
UNIDAD DE MEDIDA: Informes de Auditoria
CANTIDAD: 6.000
ASIGNACIÓN PRESUPUESTARIA: 7.295.951
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fomentar el Desarrollo de una Cultura Política Ciudadana con Criterio y Sentido Ético, Sustentada en Derechos y Responsabilidades.
OBJETIVOS ESPECÍFICOS: Optimizar el Proceso de Auditorias del Financiamiento Ordinario de las Organizaciones con Fines Políticos y las Campañas Electorales, Mediante la Consolidación de su Automatización y la Especialización del Talento Humano.
RESULTADO: Base de Datos de las Rendiciones de Cuenta sobre el Financiamiento Ordinario y de las Campañas Electorales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.789.970					6.789.970
4.02	Materiales, suministros y mercancías	126.220					126.220
4.03	Servicios no personales	338.783					338.783
4.04	Activos reales	40.978					40.978
	TOTAL	7.295.951					7.295.951

PROYECTO:	Cod. N.E: 106832 Cod. Ppto: 030061000 Actualización de la Plataforma de Adiestramiento, Educación e Información Electoral para la Participación Política (CEPAE)
UNIDAD DE MEDIDA:	Centro Atendido
CANTIDAD:	49
ASIGNACIÓN PRESUPUESTARIA:	6.559.697
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Fomentar el Desarrollo de una Cultura Política Ciudadana con Criterio y Sentido Ético, Sustentada en Derechos y Responsabilidades
OBJETIVOS ESPECÍFICOS:	Actualizar a Nivel Nacional el Plan de Adiestramiento, Educación e Información Electoral para la Participación Política (CEPAE)
RESULTADO:	Ciudadanas y Ciudadanos Informados, Motivados hacia la Consolidación de la Democracia Participativa y Protagónica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.058.579					2.058.579
4.02	Materiales, suministros y mercancías	643.856					643.856
4.03	Servicios no personales	3.248.810					3.248.810
4.04	Activos reales	608.452					608.452
	TOTAL	**6.559.697**					**6.559.697**

PROYECTO: Cod. N.E: 106833 Cod. Ppto: 030062000 Activación de las Unidades Técnicas de la Participación Política (UPAFI)
UNIDAD DE MEDIDA: Ciudadano Atendido
CANTIDAD: 100.000
ASIGNACIÓN PRESUPUESTARIA: 3.340.077
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fomentar el Desarrollo de una Cultura Política Ciudadana con Criterio y Sentido Ético, Sustentada en Derechos y Responsabilidades.
OBJETIVOS ESPECÍFICOS: Poner en Funcionamiento Unidades Técnicas a Nivel Nacional que Permitan Fortalecer y Consolidar la Participación Política como un Medio Idóneo para Desarrollar la Cultura Política de la Ciudadanía.
RESULTADO: Unidades Creadas para la Atención Eficaz y Oportuna a los Requerimientos de la Ciudadanía en Relación con la Participación Política.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.919.603					2.919.603
4.02	Materiales, suministros y mercancías	39.160					39.160
4.03	Servicios no personales	280.673					280.673
4.04	Activos reales	100.641					100.641
	TOTAL	3.340.077					3.340.077

PROYECTO: COD. N.E: 106836 COD. PPTO: 030063000 Jornada de Actualización del Registro Electoral 2010.
UNIDAD DE MEDIDA: Centro de Actualización
CANTIDAD: 1.435
ASIGNACIÓN PRESUPUESTARIA: 48.269.293
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Consolidar la Optimización del Registro Civil y Electoral de Venezuela.
OBJETIVOS ESPECÍFICOS: Garantizar la Inscripción, Actualización y Depuración del Ciudadano en el Registro Electoral Venezolano a Nivel Nacional.
RESULTADO: Centros de Actualización para la Inscripción, Actualización y Depuración de Electores en el Registro Electoral Instalados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.589.761					21.589.761
4.02	Materiales, suministros y mercancías	15.300.409					15.300.409
4.03	Servicios no personales	11.379.123					11.379.123
	TOTAL	**48.269.293**					**48.269.293**

PROYECTO: Cod. N.E: 106874 Cod. Ppto: 030064000 Difusión de Mensajes Publicitarios e Institucionales en Medios de Comunicación.
UNIDAD DE MEDIDA: Aviso
CANTIDAD: 63.258
ASIGNACIÓN PRESUPUESTARIA: 67.116.398
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fortalecer y Consolidar el Esquema Institucional del Poder Electoral
OBJETIVOS ESPECÍFICOS: Posicionar al Consejo Nacional Electoral como un Árbitro Confiable, Transparente y Seguro.
RESULTADO: Publicación de Avisos, Notas de Prensa y Cuñas Institucionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	75.600					75.600
4.03	Servicios no personales	67.040.798					67.040.798
	TOTAL	**67.116.398**					**67.116.398**

PROYECTO: Cod. N.E: 106868 Cod. Ppto: 030065000 Elecciones y/o Consultas 2010
UNIDAD DE MEDIDA: Elección
CANTIDAD: 2
ASIGNACIÓN PRESUPUESTARIA: 35.499.998
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Optimizar los Procesos que Contribuyen y Garantizan el Ejercicio Democrático de Ciudadanía y Derechos Políticos.
OBJETIVOS ESPECÍFICOS: Garantizar la Celebración de Procesos de Participación Cívica a Nivel Nacional, Estadal, Municipal y Parroquial, con Altos Niveles de Eficacia y Eficiencia, 100% Automatizados y con un Nivel de Participación del 100% de las Electoras y Electores Inscritos en el Registro Electoral.
RESULTADO: Elecciones 100% Automatizadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	17.749.607					17.749.607
4.02	Materiales, suministros y mercancías	4.113.905					4.113.905
4.03	Servicios no personales	8.665.814					8.665.814
4.04	Activos reales	4.970.672					4.970.672
	TOTAL	**35.499.998**					**35.499.998**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	593.084.114		105.348.454			698.432.568
4.03	Servicios no personales	2.782.403					2.782.403
	TOTAL	595.866.517		105.348.454			701.214.971

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.537.975					20.537.975
4.03	Servicios no personales	329.115.805					329.115.805
4.04	Activos reales	6.397.680					6.397.680
4.07	Transferencias y donaciones	996.755					996.755
4.11	Disminución de pasivos	41.306.009					41.306.009
	TOTAL	398.354.224					398.354.224

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	223.890.509		94.651.546			318.542.055
	TOTAL	**223.890.509**		**94.651.546**			**318.542.055**

Ministerio del Poder Popular para Relaciones Exteriores

MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Con base en el artículo 236 de la Constitución de la República Bolivariana de Venezuela, es atribución del Presidente o Presidenta de la República, dirigir las relaciones exteriores de la República y celebrar y ratificar los tratados, convenios o acuerdos internacionales, correspondiéndole al Ministerio del Poder Popular para Relaciones Exteriores, formular las políticas y ampliar o mejorar el régimen jurídico, relativo a las relaciones del Estado con otros Estados y personas, o instituciones jurídicas de derecho internacional, la representación diplomática y consular, los temas de soberanía, límites y asuntos fronterizos, que incluye la demarcación del territorio nacional, colaborar con otras instituciones del gobierno, responsables de las actividades políticas, económicas, culturales y sociales y de aquellas que, dentro de ese marco, considere de forma más puntual, por ejemplo: territoriales, derechos humanos, científica, tecnológica, entre otras.

A través del impulso certero del Presidente de la República, el apoyo de la Cancillería y los órganos y entes de la Administración Pública Nacional, Venezuela ha tenido un avance importante en su posicionamiento en la Geopolítica Internacional, logros que se han tejido a causa de la formulación y puesta en práctica de políticas y estrategias bien definidas y orientadas, que han permitido fundamentalmente el fortalecimiento de la soberanía nacional, y la integración latinoamericana, promoción de nuevos paradigmas, que conlleven hacia un mundo pluripolar y el comienzo de la diversificación de las relaciones internacionales, que se constituye en un punto importante de nuestra política exterior.

En tal sentido, se contextualiza que de acuerdo a nuestra realidad en materia de política exterior, se deben profundizar los esquemas que permitan una sistematización objetiva de las actuaciones, para lograr el eficiente desarrollo de las estrategias y así contribuir al quiebre definitivo de la ya afectada hegemonía unipolar, se comience a visualizar la justicia social, la solidaridad y las garantías de paz, el respeto de las libertades de pensamiento, religión y la autodeterminación de los pueblos.

Dentro de ese contexto, el Ministerio del Poder Popular para Relaciones Exteriores aplicará para el Ejercicio Económico Financiero 2010, una Política Presupuestaria comprensible, factible y dinámica, cumpliendo con los criterios recomendados por los órganos rectores en materia de planificación y presupuesto, atendiendo las perspectivas de las variables que representen el equilibrio de ingresos y gastos en dicho ejercicio, considerando las limitaciones fiscales existentes, orientando la aplicación de los recursos disponibles con criterios de austeridad, maximizando la eficiencia en el gasto, de acuerdo con lo establecido en el Decreto N° 6.649, mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional, limitando el gasto de artículos de oficinas, papelería, revistas y periódicos.

En materia de planificación, el Plan Operativo Anual Institucional (POAI) 2010, como expresión de la planificación operativa e instrumento de registros, permitirá concretar las líneas definidas en el Plan Estratégico del Ministerio del Poder Popular para Relaciones Exteriores, siguiendo las directrices y pautas metodológicas del Ministerio del Poder Popular para la Planificación y Desarrollo, referidas a la formulación de los proyectos estratégicos e institucionales, así como de las acciones centralizadas que sirven de apoyo.

Los proyectos formulados para el año 2010, parten del enfoque estratégico planteado en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, Proyecto Nacional "Simón Bolívar", Primer Plan Socialista. Es en la Nueva Geopolítica Internacional, donde el Ministerio desarrolla los elementos fundamentales de la gestión para el ejercicio 2010, basado en los objetivos estratégicos institucionales de:

- Ampliar y profundizar el rol de Venezuela en la Nueva Geopolítica Internacional, para la construcción de un nuevo mapa de correlación de fuerzas y la configuración de un mundo pluripolar.

- Iniciar la adaptación de los procesos claves y de apoyo del Ministerio, incluyendo la capacitación del recurso humano y aplicación de tecnologías a los nuevos espacios físicos, para atender la gestión del Despacho en la política exterior de Venezuela.

Estos objetivos estratégicos institucionales, se logran alcanzando los objetivos específicos de los proyectos para disponer de las herramientas de productividad en la gestión, que incluye el personal idóneo, a fin de ejecutar la política exterior de Venezuela, y coordinando las acciones que deben ejecutar sus misiones diplomáticas en el exterior, de manera muy especial, los planteamientos de las propuestas socialistas, que permitan fortalecer los mecanismos y entes de participación política, económica y social a nivel internacional.

Para el año 2010, el Ministerio ejecutará un proyecto presupuestario estratégico para su gestión relacionado con la Ampliación del Rol de la República Bolivariana de Venezuela en la Geopolítica Internacional, principalmente por la actuación de las diferentes representaciones diplomáticas y consulares en el exterior, razón de ser de la Cancillería, y que hacen posible su ejecución, a través de las siguientes Acciones Específicas:

- Avanzar en el posicionamiento de la política exterior venezolana en el ámbito multilateral.

- Concretar las alianzas de cooperación sobre la base de los nuevos polos de poder en el mundo, fundamentalmente con los países de Asia, Medio Oriente y Oceanía.

- Promover la paz y la solidaridad entre los pueblos y su cultura, y la cooperación con los países del África.

- Avanzar en la conformación de las alianzas regionales para fundamentar el nuevo bloque de poder en América Latina y el Caribe; y su soberanía territorial.

- Fortalecer la relación de Venezuela con los movimientos sociales y políticos de pensamiento progresista en el mundo, especialmente en el continente europeo.

- Apoyar la apertura de nuevas misiones en el exterior, así como los imprevistos de funcionamiento de las existentes.

Para lograr las Acciones Especificas determinadas en este Proyecto Estratégico, se programaron una serie de "Eventos", ajustados a la cuota presupuestaria asignada, cuyos resultados deben responder a los objetivos contemplados en las Directrices del Primer Plan Socialista, atendiendo a sus políticas y estrategias. Estos "Eventos" están representados por metas a lograr y su propósito fundamental, es dirigir coherentemente los esfuerzos de la Política Exterior de Venezuela, a través de la gestión de cada una de las Misiones Diplomáticas y Consulares representadas en el exterior, orientadas a la "Ampliación del rol de la República Bolivariana de Venezuela en la Geopolítica Internacional", bajo los lineamientos de los Despachos de Viceministros que atienden a las áreas geográficas continentales.

Mediante la ejecución de estos "Eventos" y la evaluación del resultado de los mismos, el Ministerio del Poder Popular para Relaciones Exteriores, contribuirá al logro de los objetivos propuestos en las Áreas de Interés Geoestratégicas y al cumplimiento de las políticas establecidas, previstas en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, fundamentalmente en materia de:

- Fortalecimiento de la actuación de Venezuela en el ámbito multilateral, producto de la alta proporción de decisiones desfavorables de los organismos internacionales, en respuesta a los intereses de los países menos industrializados. Esta acción, evitará la supremacía de unos Estados sobre otros, logrando un equilibrio pluripolar en los organismos internacionales.

- Continuación de la participación activa de nuestro Plan Comunicacional, impulsado por nuestras representaciones diplomáticas y consulares localizadas en el exterior, para responder de manera certera y oportuna, a fin de neutralizar la existencia de matrices de opinión adversas, instauradas en la comunidad internacional. Para lograr una adecuada proyección política, económica y social de la gestión de gobierno y sus relaciones internacionales, en el ámbito mundial, orientada por los legítimos y claros objetivos de posicionar un mensaje positivo, reiterado, permanente y sostenible de Venezuela y de promover la presencia del país en el ámbito internacional.

- Proyección de la cultura venezolana en el ámbito internacional, a través de nuestras representaciones diplomáticas y consulares, coordinando los eventos en los que participan nuestras delegaciones culturales, a fin de promover los valores de nuestra cultura, fomentar el respeto a la diversidad cultural, la paz y el entendimiento entre los pueblos, así como valores de justicia y equidad.

Así mismo, se programaron actividades para el logro de la gestión del Proyecto "Transformación Institucional del Ministerio del Poder Popular para Relaciones Exteriores", para el cual se prevé en el año 2010, ejecutar su primera etapa, acorde a la cuota presupuestaria asignada, siendo las siguientes sus Acciones Específicas:

- Adiestramiento de funcionarios de la Cancillería, de acuerdo a la exigencia que origina la implementación de la nueva estructura organizativa
- Articulación de mecanismos de seguimiento y control sobre la gestión de Cancillería
- Acondicionamiento de puestos fronterizos en resguardo de la soberanía nacional
- Compilación, análisis y digitalización de fondo documentales de carácter histórico y develación de bustos, en conmemoración del Bicentenario de la Declaración de la Independencia
- Modernización de la prestación de los servicios consulares
- Obras de Interconexión de espacios físicos, incluyendo sistema de seguridad y desplazamiento para discapacitados.
- Modernización de sistemas de seguridad en instalaciones del Ministerio y custodia de sedes diplomáticas acreditadas en Venezuela

- Producción, uso y divulgación de las estadísticas institucionales
- Plataforma de seguridad integral en la transmisión de data criptográfica

Asimismo, para el año 2010, se contempla la creación de una nueva Acción Específica, orientada a la fase de "Diseño del Sistema de Información Estadística de Relaciones Exteriores".

RESUMEN DE PROYECTOS DEL ÓRGANO (En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.313	060011000	Transformación Institucional del Ministerio del Poder Popular para Relaciones Exteriores.	Proceso			9	23.688.643	8.011.357		31.700.000
107.318	060012000	Ampliación del Rol de la República Bolivariana de Venezuela en la Geopolítica Internacional.	Evento			979	361.365.313	59.048.329		420.413.642
	069999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar	889	889	1.778	5.723.272			5.723.272
						TOTAL	390.777.228	67.059.686		457.836.914

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
060001000	Dirección y Coordinación de los Gastos de los Trabajadores	287.180.493	113.564.222		400.744.715
060002000	Gestión Administrativa	60.850.131	14.221.922		75.072.053
060003000	Previsión y Protección Social	89.970.333	22.525.903		112.496.236
	TOTAL	438.000.957	150.312.047		588.313.004

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.302**	**1.897**		**3.199**	**87.126.070**	**11.397.965**	**98.524.035**
Directivo	67	164		231	11.032.252	3.224.756	14.257.008
Profesional y Técnico	706	860		1.566	44.476.350	5.360.942	49.837.292
Administrativo	408	640		1.048	24.121.312	2.812.267	26.933.579
Obrero	121	233		354	7.496.156		7.496.156
Personal Contratado	**1.413**	**1.245**		**2.658**	**84.078.619**		**84.078.619**
Profesional y Técnico	1.307	1.109		2.416	77.509.254		77.509.254
Administrativo	106	95		201	6.085.065		6.085.065
Obrero		41		41	484.300		484.300
TOTAL	2.715	3.142		5.857	171.204.689	11.397.965	182.602.654

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	235	25	**260**	**18.348.257**
Empleados	235	25	260	18.348.257
Jubilados	589	533	**1.122**	**94.147.979**
Empleados	589	533	1.122	94.147.979
TOTAL	824	558	1.382	112.496.236

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	501.984.587	169.021.250		671.005.837
4.02	Materiales, suministros y mercancías	25.248.033			25.248.033
4.03	Servicios no personales	178.927.352	20.639.026		199.566.378
4.04	Activos reales	8.417.149	1.148.317		9.565.466
4.06	Gastos de defensa y seguridad del estado		270.000		270.000
4.07	Transferencias y donaciones	108.663.564	26.293.140		134.956.704
4.11	Disminución de pasivos	5.537.500			5.537.500
	TOTAL	**828.778.185**	**217.371.733**		**1.046.149.918**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	5.723.272			5.723.272
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.723.272			5.723.272
4.07.01.03.00	Transferencias corrientes internas al sector público	5.723.272			5.723.272
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.723.272			5.723.272
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	5.723.272			5.723.272

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	10.500.000	3.500.000		14.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	10.500.000	3.500.000		14.000.000
4.07.02.01.00	Transferencias corrientes al exterior	10.500.000	3.500.000		14.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	10.500.000	3.500.000		14.000.000
	- I0077 Organización de las Naciones Unidas (O.N.U.).	3.500.000			3.500.000
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	3.500.000			3.500.000
	- I0082 Organización de los Estados Americanos (O.E.A.).	3.500.000			3.500.000
	- I0090 Organización Mundial de la Salud (O.M.S.).		3.500.000		3.500.000

PROYECTO: Cod. N.E: 107313 Cod. Ppto: 060011000 Transformación Institucional del Ministerio del Poder Popular para Relaciones Exteriores.

UNIDAD DE MEDIDA: Proceso

CANTIDAD: 9

ASIGNACIÓN PRESUPUESTARIA: 31.700.000

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Adaptar los Procesos Claves (Estratégicos - Sustantivos) y de Apoyo del Ministerio, de Acuerdo a la Nueva Estructura Organizativa, Incluyendo la Capacitación del Recurso Humano y Aplicación de Tecnologías en Función de los Nuevos Espacios Físicos.

OBJETIVOS ESPECÍFICOS: Redimensionar los Procesos para Ofrecer Transparencia en la Gestión Política y Administrativa en el Ministerio, la Articulación con el Entorno, la Seguridad Integral que Incluya la Comunicación e Información.

RESULTADO: La Transformación Institucional del Ministerio del Poder Popular para Relaciones Exteriores.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.465.886		101.908			1.567.794
4.02	Materiales, suministros y mercancías	582.206					582.206
4.03	Servicios no personales	17.197.193		7.909.449			25.106.642
4.04	Activos reales	4.443.358					4.443.358
	TOTAL	23.688.643		8.011.357			31.700.000

PROYECTO:	Cod. N.E: 107318 Cod. Ppto: 060012000 Ampliación del Rol de la República Bolivariana de Venezuela en la Geopolítica Internacional.
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	979
ASIGNACIÓN PRESUPUESTARIA:	420.413.642
DIRECTRIZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Ampliar y Profundizar el Rol de Venezuela en la Nueva Geopolítica Internacional, para la Construcción de un Nuevo Mapa de Correlación de Fuerzas y a la Configuración de un Mundo Pluripolar
OBJETIVOS ESPECÍFICOS:	Fortalecer la Participación de la Diplomacia Venezolana en el Proceso Político Internacional, Contribuyendo con los Organos y Entes del Estado.
RESULTADO:	El Liderazgo de Venezuela en la Difusión de las Ventajas que Representan las Nuevas Estrategias Orientadas a la Nueva Geopolítica Internacional y su Debate en los Foros Internacionales, Bloques Multilaterales, Regionales y Subregionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	215.047.836		55.548.329			270.596.165
4.02	Materiales, suministros y mercancías	17.207.504					17.207.504
4.03	Servicios no personales	114.964.118					114.964.118
4.04	Activos reales	1.473.856					1.473.856
4.07	Transferencias y donaciones	12.134.499		3.500.000			15.634.499
4.11	Disminución de pasivos	537.500					537.500
	TOTAL	**361.365.313**		**59.048.329**			**420.413.642**

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	10.500.000		3.500.000			14.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	10.500.000		3.500.000			14.000.000
4.07.02.01.00	Transferencias corrientes al exterior	10.500.000		3.500.000			14.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	10.500.000		3.500.000			14.000.000
	- I0077 Organización de las Naciones Unidas (O.N.U.).	3.500.000					3.500.000
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	3.500.000					3.500.000
	- I0082 Organización de los Estados Americanos (O.E.A.).	3.500.000					3.500.000
	- I0090 Organización Mundial de la Salud (O.M.S.).			3.500.000			3.500.000

PROYECTO:	Cod. Ppto: 069999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	Fem.(889) Mas.(889) Total (1.778)
ASIGNACIÓN PRESUPUESTARIA:	5.723.272
DIRECTRIZ ESTRATÉGICA:	No Aplica
OBJETIVO ESTRATÉGICO:	Formar a Funcionarios de la Administración Pública y Colectivo Organizado en el Conocimiento de las Relaciones Internacionales de los Fines y Objetivos de la Política Exterior.
OBJETIVOS ESPECÍFICOS:	Desarrollar Programas de Capacitación, Investigación y de Exterior que Satisfagan las Ingentes Necesidades de Formación de las Funcionarias y Funcionarios de la Administración Pública y al Colectivo Organizado para su Inserción en los Nuevos Cambios Previstos en la Gestión de la Política Exterior.
RESULTADO:	Ciudadanos formados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.723.272					5.723.272
	TOTAL	**5.723.272**					**5.723.272**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.723.272					5.723.272
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.723.272					5.723.272
4.07.01.03.00	Transferencias corrientes internas al sector público	5.723.272					5.723.272
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.723.272					5.723.272
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	5.723.272					5.723.272

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	285.470.865		113.371.013			398.841.878
4.03	Servicios no personales	1.709.628		193.209			1.902.837
	TOTAL	287.180.493		113.564.222			400.744.715

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.458.323					7.458.323
4.03	Servicios no personales	45.056.413		12.536.368			57.592.781
4.04	Activos reales	2.499.935		1.148.317			3.648.252
4.06	Gastos de defensa y seguridad del estado			270.000			270.000
4.07	Transferencias y donaciones	835.460		267.237			1.102.697
4.11	Disminución de pasivos	5.000.000					5.000.000
	TOTAL	60.850.131		14.221.922			75.072.053

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	89.970.333		22.525.903			112.496.236
	TOTAL	89.970.333		22.525.903			112.496.236

Ministerio del Poder Popular
para Economía y Finanzas

MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La política presupuestaria del Ministerio del Poder Popular para Economía y Finanzas durante el Ejercicio Económico Financiero 2010, seguirá enmarcada dentro del Proyecto Nacional Simón Bolívar – Primer Plan Socialista 2007 – 2013 y continuará teniendo como finalidad, acelerar la construcción de un nuevo modelo de desarrollo económico y social, que permita la transformación de una economía rentista, a una economía productiva e incorpore la participación de los distintos sectores de la sociedad, de una forma activa y democrática.

Asimismo, buscará mitigar las repercusiones que sobre la economía interna, pudieran tener los eventuales acontecimientos exógenos, en especial, aquellos que se deriven de la profundización de la actual crisis financiera del sistema capitalista.

En este sentido, las acciones a tomar en materia de política presupuestaria, deben estar determinadas por la necesidad de llevar a cabo una política fiscal, implementada por el gobierno nacional, a través del Ministerio del Poder Popular para Economía y Finanzas, que tenga entre sus objetivos fundamentales:

- Alcanzar un crecimiento y desarrollo económico sostenido con estabilidad de precios.
- Contribuir a la maximización del bienestar social, mediante una política de redistribución de la riqueza, que sea coherente con una participación razonable de los impuestos regresivos, dentro de la recaudación tributaria total, así como una mejor distribución del gasto, hacia aquellos sectores de mayor impacto social.
- Contar con una política de endeudamiento, que permita obtener los recursos financieros necesarios, para garantizar la continuación y el avance en la ejecución de los proyectos nacionales.
- Disminuir la dependencia del gasto fiscal, y por tanto de la actividad económica, respecto a los recursos originados en la actividad petrolera, al lograr una mayor participación de los ingresos fiscales no petroleros, dentro de los ingresos totales.
- Optimizar el manejo de recursos, de forma tal de lograr un presupuesto equilibrado, que sea autosostenible.
- Minimizar la vulnerabilidad de la gestión fiscal, ante eventuales choques externos, que pudieran traducirse en una disminución de nuestros ingresos petroleros.
- Darle una mayor participación protagónica a las comunidades, dentro de la elaboración y ejecución de la política fiscal.

Todo esto permitirá seguir avanzando en la construcción del nuevo modelo socialista, que exige una política de responsabilidad fiscal, en la que no sólo el tamaño del gasto tenga un rol importante, sino que la calidad y la eficiencia del mismo, debe privar en la ejecución presupuestaria.

Para la consecución de dichos objetivos, se ha establecido un marco de acción, que girará entorno a las siguientes estrategias:

- Optimización del gasto, mediante su reorientación hacia aquellas áreas dedicadas a atender a la mayor parte de la población de menores recursos económicos, a través de la extensión de los programas sociales, que el gobierno ha venido promoviendo en las áreas de salud, educación, infraestructura y seguridad social, áreas en las cuales se ubica el impulso hacia una economía más social.
- Política de endeudamiento dirigida a minimizar su costo, asumiendo niveles razonables de riesgo, al tiempo que garantice los flujos de caja necesarios para sostener el gasto público, indispensable para el desarrollo económico y social de la nación. Es por ello, que se seguirá con una política dirigida al reordenamiento de nuestros pasivos, en pro de disminuir la concentración de vencimientos futuros, aprovechando al máximo los espacios financieros que pudieran darse para la colocación, tanto de deuda local como externa.
- Mayor eficiencia en la recaudación de ingresos fiscales, mediante los planes de modernización de la administración aduanera y tributaria, llevados a cabo por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), el incremento de las labores de fiscalización, regulación y control y el avance en la red publicitaria, que permita el fomento de una cultura tributaria en la población.
- Revisión periódica del precio de los productos de mayor impacto en las canastas de consumo de los agentes económicos de menor poder adquisitivo, a fin de determinar canales de acción, como por ejemplo la exoneración de impuestos, que permitan disminuir su impacto en dichas canastas, ante eventuales incrementos en sus precios.
- Contribución, en coordinación con Banco Central, a la disminución de la presión monetaria sobre el nivel de precios, mediante las emisiones de deuda pública en el mercado local.
- Apalancamiento de la actividad productiva, por un lado, con recursos provenientes de Fondos de Inversión, creados con la finalidad de aprovechar el excedente de nuestros recursos externos, originados por altas rentas petroleras, y bajo la idea de establecer alianzas estratégicas con otros países, en pro del desarrollo económico y social del país. Y por otro lado, con recursos provenientes de los bancos y demás instituciones financieras públicas, adscritas a este Despacho.
- Evaluación y asesoramiento, a través de la Oficina Nacional de Presupuesto (ONAPRE), al Ejecutivo Nacional, a los órganos y entes de la administración pública nacional, regional, estadal y municipal, sujetos de la Ley Orgánica de Administración Financiera del Sector Público (LOAFSP), en el sistema presupuestario, en su formulación, seguimiento, liquidación y evaluación de su ejecución física y financiera, así como en su consolidación anual. Ello permitirá la optimización de los recursos públicos, y la recopilación de las estadísticas fiscales adecuadas, para crear los indicadores necesarios para medir la evolución y eficacia de la política fiscal y que además, sirvan para la toma de decisiones.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E.	Ppto.								
101290	070043000	Sistema Estadístico Cambiario (SECAM)	01-01-09	31-12-10	1.901.800	435.317			2.337.117
		TOTAL			**1.901.800**	**435.317**			**2.337.117**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
108.011	070009000	Adecuación del Diseño Curricular de Estudios en Ciencias Fiscales, que Permita Satisfacer las Necesidades de Desarrollo Estratégico de la Nación	Informe			1	1.069.404			1.069.404
107.988	070014000	Desarrollo y Optimización de la Plataforma Tecnológica de la Oficina Nacional del Tesoro	Equipo			57	3.216.672	262.981		3.479.653
107.714	070016000	Coordinar, Controlar, Registrar y Planificar la Gestión Financiera del Tesoro Nacional, a Fin de Mejorar la Efectividad, Eficiencia y Transparencia de la Gestión Pública, en Función de la Distribución de los Ingresos para el Cumplimiento de los Objetivos y Estrategias de Desarrollo Nacional	Porcentaje			100	9.970.645	2.051.088		12.021.733
107.579	070017000	Mejoramiento de los Sistemas y Servicios Informáticos en el Ministerio del Poder Popular para Economía y Finanzas	Sistema			11	1.743.000			1.743.000
107.520	070026000	Fortalecimiento del Sistema de Administración Financiera del Estado	Sistema / Producto Certificado			4	572.768	36.528		609.296
107.466	070027000	Diseño, Desarrollo e Implementación del Sistema de Administración de Bienes del Sector Público	Sistema			1	473.848	14.804		488.652
101.290	070043000	Sistema Estadístico Cambiario (SECAM)	Unidad Curricular			3	435.317			435.317
107.465	070044000	Creación y Fortalecimiento a las Cajas de Ahorro a Nivel Nacional	Caja			50	415.100			415.100

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.457	070050000	Fortalecimiento de la Capacidad Operativa de Tecnologías de Información y Comunicación (TIC) en el Ministerio del Poder Popular para Economía y Finanzas	Norma			15	2.780.000			2.780.000
107.403	070051000	Integración de los Sistemas de la Administración Financiera del Estado	Plataforma Tecnológica			1	6.927.759	154.098		7.081.857
107.333	070052000	Formulación, Ejecución, Seguimiento y Evaluación del Presupuesto de los Órganos de la Administración Pública	Ley / Reglamento			1	62.012.918	2.165.036		64.177.954
107.307	070053000	Rediseño e Implementación del Sistema de Gestión Financiera de los Recursos Humanos (SIGEFIRRHH)	Sistema			1	681.634	40.900		722.534
	079999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.176.146.300	672.169.429	503.976.871		1.176.146.300
TOTAL							**762.468.494**	**508.702.306**		**1.271.170.800**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
070001000	Dirección y Coordinación de los Gastos de los Trabajadores	558.019.030	62.274.565		620.293.595
070002000	Gestión Administrativa	334.179.913	235.963.129		570.143.042
070003000	Previsión y Protección Social	190.318.714	8.000.000		198.318.714
070004000	Asignaciones Predeterminadas	98.181.640			98.181.640
070005000	Dirección y Coordinación del Servicio de la Deuda Pública Nacional	6.514.670.748	10.293.053.746		16.807.724.494
070006000	Gastos Centralizados	1.000.431.382		92.016.358	1.092.447.740
	TOTAL	8.695.801.427	10.599.291.440	92.016.358	19.387.109.225

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**2.077**	**1.801**	**283**	**4.161**	**78.528.738**	**40.212.413**	**118.741.151**
Directivo	112	143	55	310	9.012.699	617.197	9.629.896
Profesional y Técnico	741	489	121	1.351	34.565.008	9.038.205	43.603.213
Administrativo	473	106	94	673	12.397.815	2.373.658	14.771.473
Médico	9	8	1	18	353.916	237.089	591.005
Obrero	742	1.055	12	1.809	22.199.300	27.946.264	50.145.564
Personal Fijo a Tiempo Parcial	**248**	**400**		**648**	**5.400.000**		**5.400.000**
Docente	248	400		648	5.400.000		5.400.000
Personal Contratado	**530**	**428**		**958**	**25.676.978**		**25.676.978**
Profesional y Técnico	332	263		595	19.177.871		19.177.871
Administrativo	198	165		363	6.499.107		6.499.107
TOTAL	2.855	2.629	283	5.767	109.605.716	40.212.413	149.818.129

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**1.656**	**163**	**1.819**	**69.388.221**
Obreros	819	94	913	33.335.276
Empleados	837	69	906	36.052.945
Jubilados	**1.123**	**2.240**	**3.363**	**128.930.493**
Obreros	340	1.087	1.427	56.051.615
Empleados	783	1.153	1.936	72.878.878
TOTAL	**2.779**	**2.403**	**5.182**	**198.318.714**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	626.148.610	67.000.000		693.148.610
4.02	Materiales, suministros y mercancías	19.350.295			19.350.295
4.03	Servicios no personales	56.259.630			56.259.630
4.04	Activos reales	14.800.159			14.800.159
4.05	Activos financieros	16.000.000			16.000.000
4.07	Transferencias y donaciones	1.313.808.520	747.940.000		2.061.748.520
4.08	Otros gastos	700.000			700.000
4.09	Asignaciones no distribuidas	889.132.000		92.016.358	981.148.358
4.10	Servicio de la deuda pública	6.514.670.748	10.293.053.746		16.807.724.494
4.11	Disminución de pasivos	7.399.959			7.399.959
	TOTAL	**9.458.269.921**	**11.107.993.746**	**92.016.358**	**20.658.280.025**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.05.00.00.00	Activos financieros	1.000.000			1.000.000
4.05.01.00.00	Aportes en acciones y participaciones de capital	1.000.000			1.000.000
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	1.000.000			1.000.000
4.05.01.02.06	Aportes en acciones y participaciones de capital a entes descentralizados financieros no bancarios	1.000.000			1.000.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	1.000.000			1.000.000
4.07.00.00.00	Transferencias y donaciones	1.118.454.756	739.940.000		1.858.394.756
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.019.873.116	728.043.465		1.747.916.581
4.07.01.03.00	Transferencias corrientes internas al sector público	1.019.873.116	728.043.465		1.747.916.581
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	904.573.734	723.143.465		1.627.717.199
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	292.813.669	100.000.000		392.813.669
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	603.079.000	614.464.465		1.217.543.465
	- A0185 Comisión Nacional de Valores (CNV)	7.439.727	7.439.000		14.878.727
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)	590.292	590.000		1.180.292
	- A0955 Servicio Autónomo Comisión Nacional de Loterías (CONALOT)	651.046	650.000		1.301.046
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	4.000.000	4.900.000		8.900.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	4.000.000	4.900.000		8.900.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	111.299.382			111.299.382
	- E5000 Distrito Capital	111.299.382			111.299.382

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y donaciones de capital internas	400.000	11.896.535		12.296.535
4.07.03.03.00	Transferencias de capital internas al sector público	400.000	11.896.535		12.296.535
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		11.396.535		11.396.535
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)		11.396.535		11.396.535
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	400.000	500.000		900.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	400.000	500.000		900.000
4.07.06.00.00	Subsidio de Régimen Especial	80.000.000			80.000.000
4.07.06.01.00	Subsidio de Régimen Especial	80.000.000			80.000.000
	- E7500 Distrito del Alto Apure	80.000.000			80.000.000
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	18.181.640			18.181.640
4.07.08.01.00	Asignaciones Económicas Especiales (LAEE) Estadal	18.181.640			18.181.640
	- E7500 Distrito del Alto Apure	18.181.640			18.181.640

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	89.000			89.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	89.000			89.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	89.000			89.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	89.000			89.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	89.000			89.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	12.000			12.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	12.000			12.000
4.07.02.01.00	Transferencias corrientes al exterior	12.000			12.000
4.07.02.01.02	Transferencias corrientes a instituciones sin fines de lucro	12.000			12.000
	- I0239 Asociación Internacional de Presupuesto Público (ASIP)	12.000			12.000

PROYECTO: Cód. N.E: 108011 Cód. Ppto: 070009000 Adecuación del Diseño Curricular de Estudios en Ciencias Fiscales, que Permita Satisfacer las Necesidades de Desarrollo Estratégico de la Nación

UNIDAD DE MEDIDA: Informe

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 1.069.404

DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Implementación del Nuevo Diseño Curricular de la Licenciatura en Ciencias Fiscales

OBJETIVOS ESPECÍFICOS: 1) Elaborar Diagnóstico de Diseño Curricular Actual de la Licenciatura en Ciencias Fiscales

2) Identificar las Necesidades de Desarrollo Académico Vinculadas a las Líneas de Desarrollo Estratégico 2007 2013

RESULTADO: Nuevo Diseño Curricular de la Licenciatura en Ciencias Fiscales, Ajustado al Plan Nacional Simón Bolívar 2007-2013

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	420.000					420.000
4.02	Materiales, suministros y mercancías	88.108					88.108
4.03	Servicios no personales	246.630					246.630
4.04	Activos reales	314.666					314.666
	TOTAL	**1.069.404**					**1.069.404**

PROYECTO:	Cód. N.E: 107988 Cód. Ppto: 070014000 Desarrollo y Optimización de La Plataforma Tecnológica de la Oficina Nacional del Tesoro
UNIDAD DE MEDIDA:	Equipo
CANTIDAD:	57
ASIGNACIÓN PRESUPUESTARIA:	3.479.653
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Concentrar y Coordinar Eficientemente los Procesos de Captación, Administración e Inversión de Recursos, con la Finalidad de Optimizar la Ejecución de las Políticas, Planes, Programas y Proyectos, Destinados a Fortalecer con una Respuesta Oportuna y Eficaz
OBJETIVOS ESPECÍFICOS:	Procesos Manuales que Aumentan los Márgenes de Error y Tiempo de Respuesta, Disminución de la Calidad del Servicio Prestado a Través de Soluciones Informáticas y Posible Pérdida de la Información
RESULTADO:	Mejorar y Optimizar la Plataforma Tecnológica de la Oficina Nacional del Tesoro

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.777.552		262.981			2.040.533
4.02	Materiales, suministros y mercancías	30.597					30.597
4.03	Servicios no personales	594.663					594.663
4.04	Activos reales	813.860					813.860
	TOTAL	**3.216.672**		**262.981**			**3.479.653**

PROYECTO: Cód. N.E: 107714 Cód. Ppto: 070016000 Coordinar, Controlar, Registrar y Planificar la Gestión Financiera del Tesoro Nacional, a Fin de Mejorar la Efectividad, Eficiencia y Transparencia de la Gestión Pública, en Función de la Distribución de los Ingresos para el Cumplimiento de los Objetivos y Estrategias de Desarrollo Nacional

UNIDAD DE MEDIDA: Porcentaje

CANTIDAD: 100

ASIGNACIÓN PRESUPUESTARIA: 12.021.733

DIRECTRÍZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Concentrar y Coordinar Eficientemente los Procesos de Captación, Administración e Inversión de Recursos, con la Finalidad de Optimizar la Ejecución de las Políticas, Planes, Programas y Proyectos, Destinados a Fortalecer con una Respuesta Oportuna y Eficaz

OBJETIVOS ESPECÍFICOS: Dirigir y Coordinar la Cabal, Oportuna, Eficiente y Segura Atención de las Operaciones Relativas al Registro de todos los Ingresos Públicos Nacionales, a la Recepción, Ordenación de Mandatos de Pagos, Custodia de Fondos y Valores, Planificación y Programación Financiera

RESULTADO: Medir el Porcentaje de Ejecución del Presupuesto de la Nación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.812.933		2.051.088			10.864.021
4.02	Materiales, suministros y mercancías	576.836					576.836
4.03	Servicios no personales	361.756					361.756
4.04	Activos reales	219.120					219.120
	TOTAL	**9.970.645**		**2.051.088**			**12.021.733**

PROYECTO:	Cód. N.E: 107579 Cód. Ppto: 070017000 Mejoramiento de los Sistemas y Servicios Informáticos en el Ministerio del Poder Popular para Economía y Finanzas
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	11
ASIGNACIÓN PRESUPUESTARIA:	1.743.000
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Prestar Apoyo a las Autoridades y Dependencias del Ministerio, en Materia de Tecnologías de la Información
OBJETIVOS ESPECÍFICOS:	Desarrollar, Implementar y Migrar los Sistemas y Servicios Informáticos del Ministerio del Poder Popular para Economía y Finanzas
RESULTADO:	Implementación de dos (2) Sistemas, la Migración de uno, así como la Implementación de ocho (8) Sistemas de Autogestión, a través de la Intranet

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.593.000					1.593.000
4.04	Activos reales	150.000					150.000
	TOTAL	**1.743.000**					**1.743.000**

PROYECTO: Cód. N.E: 107520 Cód. Ppto: 070026000 Fortalecimiento del Sistema de Administración Financiera del Estado

UNIDAD DE MEDIDA: Sistema / Producto Certificado

CANTIDAD: 4

ASIGNACIÓN PRESUPUESTARIA: 609.296

DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Mejorar los Niveles de Eficiencia, Responsabilidad y Transparencia en el Manejo de las Finanzas Públicas, mediante la Optimización de los Mecanismos de Monitoreo y Control de los Recursos Públicos: Financieros, Humanos y Físicos, que Faciliten la Generación de Información para la Toma de Decisiones

OBJETIVOS ESPECÍFICOS: Desarrollar, Implantar y Asegurar el Conocimiento de las Herramientas Legales y Operativas, que permitan el Registro, la Evaluación de la Gestión y el Control de las Transacciones entre los Sistemas de Administración Financiera Pública

RESULTADO: Análisis, Diseño, Desarrollo e Implementación de Herramientas, que Garanticen el Registro de todos los hechos Económico-Financieros de la Administración Financiera del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	441.829		36.528			478.357
4.02	Materiales, suministros y mercancías	30.160					30.160
4.03	Servicios no personales	100.779					100.779
	TOTAL	**572.768**		**36.528**			**609.296**

PROYECTO: Cód. N.E: 107466 Cód. Ppto: 070027000 Diseño, Desarrollo e Implementación del Sistema de Administración de Bienes del Sector Público

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 488.652

DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Mejorar los Niveles de Eficiencia, Responsabilidad y Transparencia en el manejo de las Finanzas Públicas, mediante la Optimización de los Mecanismos de Monitoreo y Control de los Recursos Públicos: Financieros, Humanos y Físicos, que Faciliten la Generación de Información para la Toma de Decisiones

OBJETIVOS ESPECÍFICOS: Establecer de Manera Automatizada el Control Permanente de los Bienes del Sector Público y Demás Operaciones, Constituidas por los Movimientos de Incorporación, Desincorporación y Reasignación, Originados por la Adquisición, Guardia, Custodia, Conservación, Ocupación, Mantenimiento, Recuperación, Valuación y Ubicación Geográfica

RESULTADO: Sistema de Administración de Bienes del Sector Público, Implantado en los Órganos y Entes Descentralizados Funcionalmente sin fines Empresariales de la Administración Pública Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	192.144		14.804			206.948
4.02	Materiales, suministros y mercancías	187.920					187.920
4.03	Servicios no personales	93.784					93.784
	TOTAL	**473.848**		**14.804**			**488.652**

PROYECTO:	Cód. N.E:. 101290 Cód. Ppto: 070043000 Sistema Estadístico Cambiario (SECAM)
UNIDAD DE MEDIDA:	Unidad Curricular
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	435.317
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Canalizar la Disponibilidad de las Divisas Asignadas por el Banco Central de Venezuela, según los Lineamientos del Ejecutivo Nacional, en Función del Desarrollo Integral de la Nación
OBJETIVOS ESPECÍFICOS:	Desarrollar un Sistema de Estadísticas de Información, que permita la Captura de la Actividad Cambiaria, a los fines de dar Repuesta Oportuna y Establecer Indicadores de Gestión
RESULTADO:	Unidades Operativas de CADIVI, Conectadas al Sistema Integral (SECAM)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.000					10.000
4.03	Servicios no personales	215.317					215.317
4.04	Activos reales	210.000					210.000
	TOTAL	**435.317**					**435.317**

PROYECTO: Cód. N.E: 107465 Cód. Ppto: 070044000 Creación y Fortalecimiento a las Cajas de Ahorro a Nivel Nacional
UNIDAD DE MEDIDA: Caja
CANTIDAD: 50
ASIGNACIÓN PRESUPUESTARIA: 415.100
DIRECTRÍZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO: Fortalecimiento del Ahorro y el Cumplimiento de la Ley de Cajas de Ahorro, Fondos de Ahorro y Asociaciones de Ahorro Similares
OBJETIVOS ESPECÍFICOS: Impulsar e Incentivar la Cultura del Ahorro de los Socios, a Nivel Nacional, tanto Público como Privado
RESULTADO: Incremento de Nuevas Cajas, Fondos y Asociaciones de Ahorro Similares en todos los Entes Públicos y Privados, donde se Capacitarán los Directivos, así como las Visitas de las Cajas de Ahorro para Sincerizar el Estatus de Estas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	109.141					109.141
4.03	Servicios no personales	305.959					305.959
	TOTAL	**415.100**					**415.100**

PROYECTO:	Cód. N.E: 107457 Cód. Ppto: 070050000 Fortalecimiento de la Capacidad Operativa de Tecnologías de Información y Comunicación (TIC) en el Ministerio del Poder Popular para Economía y Finanzas
UNIDAD DE MEDIDA:	Norma
CANTIDAD:	15
ASIGNACIÓN PRESUPUESTARIA:	2.780.000
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Prestar Apoyo a las Autoridades y Dependencias del Ministerio del Poder Popular para Economía y Finanzas, en Materia de Tecnologías de la Información
OBJETIVOS ESPECÍFICOS:	Cumplir con toda la Normativa Legal y Técnica, en Materia de Tecnologías de Información y Comunicaciones (TIC), para Fortalecer la Gestión de la Oficina de Informática del Ministerio del Poder Popular para Economía y Finanzas
RESULTADO:	Aplicación de Leyes y Normas, en Materia de Tecnología y Comunicación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	30.000					30.000
4.03	Servicios no personales	1.496.811					1.496.811
4.04	Activos reales	1.253.189					1.253.189
	TOTAL	**2.780.000**					**2.780.000**

PROYECTO:	Cód. N.E: 107403 Cód. Ppto: 070051000 Integración de los Sistemas de la Administración Financiera del Estado
UNIDAD DE MEDIDA:	Plataforma Tecnológica
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	7.081.857
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Mejorar los Niveles de Eficiencia, Responsabilidad y Transparencia, en el Manejo de las Finanzas Públicas, Mediante la Optimización de los Mecanismos de Monitoreo y Control de los Recursos Públicos: Financieros, Humanos y Físicos, que Faciliten la Generación de Información para la Toma de Decisiones
OBJETIVOS ESPECÍFICOS:	Coadyuvar una Gestión más Eficiente, por medio de una Plataforma Tecnológica de Avanzada y Equipos Modernos de Informática y de Telecomunicaciones, Necesaria para Suplir las Necesidades de Comunicación, Integración y Monitoreo de los Órganos Centrales, Regionales y Locales de la Administración Financiera del Estado
RESULTADO:	Plataforma Tecnológica Constituida por la Integración, Monitoreo y Consolidación de los Datos de los Sistemas de la Administración Financiera del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.793.885		154.098			1.947.983
4.02	Materiales, suministros y mercancías	43.800					43.800
4.03	Servicios no personales	2.800.344					2.800.344
4.04	Activos reales	2.289.730					2.289.730
	TOTAL	**6.927.759**		**154.098**			**7.081.857**

PROYECTO:	Cód. N.E: 107333 Cód. Ppto: 070052000 Formulación, Ejecución, Seguimiento y Evaluación del Presupuesto de los Órganos de la Administración Pública
UNIDAD DE MEDIDA:	Ley / Reglamento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	64.177.954
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Optimizar los Procesos de Formulación, Ejecución, Seguimiento y Evaluación, a través de los Mecanismos Técnicos-Legales
OBJETIVOS ESPECÍFICOS:	Optimizar los Procesos de Formulación, Ejecución, Seguimiento y Evaluación, a través de los Mecanismos Técnicos-Legales
RESULTADO:	Proyecto y Ley de Presupuesto para El Ejercicio Económico Financiero 2010

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	57.105.416		2.165.036			59.270.452
4.02	Materiales, suministros y mercancías	819.931					819.931
4.03	Servicios no personales	3.919.571					3.919.571
4.04	Activos reales	168.000					168.000
	TOTAL	**62.012.918**		**2.165.036**			**64.177.954**

PROYECTO:	Cód. N.E: 107307 Cód. Ppto: 070053000 Rediseño e Implementación del Sistema de Gestión Financiera de los Recursos Humanos (SIGEFIRRHH)
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	722.534
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Mejorar los Niveles de Eficiencia, Responsabilidad y Transparencia en el Manejo de las Finanzas Públicas, Mediante la Optimización de los Mecanismos de Monitoreo y Control de los Recursos Públicos: Financieros, Humanos y Físicos, que Faciliten la Generación de Información para la Toma de Decisiones
OBJETIVOS ESPECÍFICOS:	Fortalecer la Gestión y Control del Gasto Público, con el Respaldo de una Concepción Moderna de Gerencia y de Sistematización de los Procedimientos Administrativos y Financieros en Materia de Gasto de Personal
RESULTADO:	Sistema Integrado de Gestión Administrativa de los Recursos Humanos (SIGEFIRRHH), Rediseñado, Integrado, Implantado y Operativo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	437.025		40.900			477.925
4.02	Materiales, suministros y mercancías	97.200					97.200
4.03	Servicios no personales	147.409					147.409
	TOTAL	**681.634**		**40.900**			**722.534**

PROYECTO: Cód. Ppto: 079999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 1.176.146.300
ASIGNACIÓN PRESUPUESTARIA: 1.176.146.300
DIRECTRÍZ ESTRATÉGICA: Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
OBJETIVOS ESPECÍFICOS: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.05	Activos financieros	1.000.000					1.000.000
4.07	Transferencias y donaciones	671.169.429	24.940.000	479.036.871			1.175.146.300
	Modernización del SENIAT III		24.940.000				24.940.000
	Resto de Fuentes de Financiamiento	671.169.429		479.036.871			1.150.206.300
	TOTAL	**672.169.429**	**24.940.000**	**479.036.871**			**1.176.146.300**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos financieros	1.000.000					1.000.000
4.05.01.00.00	Aportes en acciones y participaciones de capital	1.000.000					1.000.000
4.05.01.02.00	Aportes en acciones y participaciones de capital al sector público	1.000.000					1.000.000
4.05.01.02.06	Aportes en acciones y participaciones de capital a entes descentralizados financieros no bancarios	1.000.000					1.000.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	1.000.000					1.000.000
4.07.00.00.00	Transferencias y donaciones	671.169.429	24.940.000	479.036.871			1.175.146.300
4.07.01.00.00	Transferencias y donaciones corrientes internas	670.769.429	13.543.465	478.536.871			1.162.849.765
4.07.01.03.00	Transferencias corrientes internas al sector público	670.769.429	13.543.465	478.536.871			1.162.849.765
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	669.769.429	13.543.465	475.757.543			1.159.070.437
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	292.813.669		100.000.000			392.813.669
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	368.510.812	13.543.465	368.510.813			750.565.090
	- A0185 Comisión Nacional de Valores (CNV)	7.439.727		6.242.730			13.682.457

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)	354.175		354.000			708.175
	- A0955 Servicio Autónomo Comisión Nacional de Loterías (CONALOT)	651.046		650.000			1.301.046
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	1.000.000		2.779.328			3.779.328
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	1.000.000		2.779.328			3.779.328
4.07.03.00.00	Transferencias y donaciones de capital internas	400.000	11.396.535	500.000			12.296.535
4.07.03.03.00	Transferencias de capital internas al sector público	400.000	11.396.535	500.000			12.296.535
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		11.396.535				11.396.535
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)		11.396.535				11.396.535
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	400.000		500.000			900.000
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	400.000		500.000			900.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	555.167.826		62.274.565			617.442.391
4.03	Servicios no personales	2.851.204					2.851.204
	TOTAL	**558.019.030**		**62.274.565**			**620.293.595**

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	17.326.602					17.326.602
4.03	Servicios no personales	41.532.403					41.532.403
4.04	Activos reales	9.381.594					9.381.594
4.05	Activos financieros	15.000.000					15.000.000
4.07	Transferencias y donaciones	242.839.355		235.963.129			478.802.484
4.08	Otros gastos	700.000					700.000
4.11	Disminución de pasivos	7.399.959					7.399.959
	TOTAL	**334.179.913**		**235.963.129**			**570.143.042**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	237.804.305		235.963.129			473.767.434
4.07.01.00.00	Transferencias y donaciones corrientes internas	237.804.305		235.963.129			473.767.434
4.07.01.03.00	Transferencias corrientes internas al sector público	237.804.305		235.963.129			473.767.434
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	234.804.305		233.842.457			468.646.762
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	234.568.188		232.410.187			466.978.375
	- A0185 Comisión Nacional de Valores (CNV)			1.196.270			1.196.270
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)	236.117		236.000			472.117
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	3.000.000		2.120.672			5.120.672
	- A0841 Fondo Nacional de Garantías Reciprocas para la Pequeña y Mediana Empresa, S.A. (FONPYME)	3.000.000		2.120.672			5.120.672

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	89.000					89.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	89.000					89.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	89.000					89.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	89.000					89.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	89.000					89.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.000					12.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	12.000					12.000
4.07.02.01.00	Transferencias corrientes al exterior	12.000					12.000
4.07.02.01.02	Transferencias corrientes a instituciones sin fines de lucro	12.000					12.000
	- I0239 Asociación Internacional de Presupuesto Público (ASIP)	12.000					12.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	190.318.714		8.000.000			198.318.714
	TOTAL	**190.318.714**		**8.000.000**			**198.318.714**

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	98.181.640					98.181.640
	TOTAL	**98.181.640**					**98.181.640**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	98.181.640					98.181.640
4.07.06.00.00	Subsidio de Régimen Especial	80.000.000					80.000.000
4.07.06.01.00	Subsidio de Régimen Especial	80.000.000					80.000.000
	- E7500 Distrito del Alto Apure	80.000.000					80.000.000
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	18.181.640					18.181.640
4.07.08.01.00	Asignaciones Económicas Especiales (LAEE) Estadal	18.181.640					18.181.640
	- E7500 Distrito del Alto Apure	18.181.640					18.181.640

ACCIÓN CENTRALIZADA: Dirección y Coordinación del Servicio de la Deuda Pública Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.10	Servicio de la deuda pública	6.514.670.748			10.293.053.746		16.807.724.494
	TOTAL	**6.514.670.748**			**10.293.053.746**		**16.807.724.494**

ACCIÓN CENTRALIZADA: Gastos Centralizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	111.299.382					111.299.382
4.09	Asignaciones no distribuidas	889.132.000				92.016.358	981.148.358
	TOTAL	**1.000.431.382**				**92.016.358**	**1.092.447.740**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	111.299.382					111.299.382
4.07.01.00.00	Transferencias y donaciones corrientes internas	111.299.382					111.299.382
4.07.01.03.00	Transferencias corrientes internas al sector público	111.299.382					111.299.382
4.07.01.03.10	Transferencias corrientes al Poder Estadal	111.299.382					111.299.382
	- E5000 Distrito Capital	111.299.382					111.299.382

Ministerio del Poder Popular para la Defensa

MINISTERIO DEL PODER POPULAR PARA LA DEFENSA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Considerando lo señalado en el Artículo 299 de la Constitución de la República Bolivariana de Venezuela en lo que se refiere al desarrollo armónico de la economía nacional mediante una planificación estratégica, democrática, participativa y de consulta abierta y el Artículo 328 ejusdem cuando establece que la Fuerza Armada Nacional como garante de la independencia y soberanía de la Nación, así como de la integridad del espacio geográfico mediante la "Defensa Militar", la cooperación en el mantenimiento del orden interno y la participación activa en el desarrollo nacional, el Ministerio del Poder Popular para la Defensa, orientó sus acciones hacia el uso eficiente de los recursos presupuestarios que le son asignados por Ley para el cumplimiento de su misión.

En atención a las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, y siguiendo los lineamientos emanados del Ministerio del Poder Popular para la Planificación y Desarrollo y del Ministerio del Poder Popular para Economía y Finanzas, este Despacho Ministerial procedió a elaborar el Plan Operativo Anual y Proyecto de Presupuesto, de acuerdo a la metodología vigente.

El Ministerio del Poder Popular para la Defensa mantiene su accionar bajo el enfoque estratégico, lo que ha permitido cumplir con el principio de funcionamiento planificado y control de la gestión, así como de los resultados, estableciendo un sentido de dirección a todas sus dependencias para ejecutar una labor de planificación estratégica dentro de un marco de referencia que propicie la coherencia, integración y particularidad de la Institución Armada.

En este orden de ideas, este Despacho, materializa el esfuerzo de planificación requerido para cumplir con las responsabilidades asignadas como máximo órgano administrativo en materia de defensa militar, a través de los objetivos institucionales:

- Organizar, mantener, equipar y adiestrar las unidades de la Fuerza Armada Nacional para el desarrollo, despliegue y empleo del componente militar, a fin de garantizar la Defensa Nacional.
- Contar con el recurso humano para satisfacer las demandas de la FAN y capacitarlos, a fin de cumplir con la misión asignada.
- Procurar adecuadas condiciones socio - económicas y el bienestar del personal de la Fuerza Armada Nacional, a fin de mejorar su calidad de vida y la de su grupo familiar.
- Estar en condiciones de apoyar y garantizar la estabilidad de las instituciones democráticas, dentro del ordenamiento jurídico vigente de la FAN.
- Ejecutar y apoyar acciones orientadas a contribuir con el desarrollo nacional.
- Desarrollar y afianzar actividades gerenciales con la finalidad de asegurar el óptimo funcionamiento de las unidades y dependencia de la FAN.
- Gerenciar eficientemente la administración de recursos humanos, materiales y financieros de las Fundaciones, Institutos Públicos, Sociedades y Compañías Anónimas, Servicios Desconcentrados y Asociaciones Civiles adscritas al Sector Defensa, a fin de garantizar el cumplimiento del propósito y razón social para la cual fueron creados y se constituyan en soporte de la eficiente gestión de la FAN.

Cabe resaltar que dada la recién aprobada estructura organizativa del Ministerio del Poder Popular para la Defensa, adecuada en función de darle viabilidad a los objetivos institucionales, se estableció la Estructura Presupuestaria para el ejercicio económico financiero 2010, incorporando los cambios correspondientes en los proyectos presupuestarios y sus acciones específicas, ajustándolos a la misma, así como la reagrupación de las unidades y dependencias responsables de la ejecución de los mismos de acuerdo a los lineamientos del Ministerio del Poder Popular para la Planificación y Desarrollo para la elaboración del Plan Operativo Anual Nacional 2010.

De acuerdo a lo descrito anteriormente, se formularon trece (13) proyectos que involucran las principales áreas de acción en materia de gerencia, empleo del componente militar, inteligencia, logística y adquisiciones, educación y salud, que se mencionan a continuación:

1. Asegurar la ejecución de las operaciones militares para contribuir con la defensa y desarrollo integral de la Nación.
2. Proveer el soporte de actividades logísticas que permitan la operatividad de la Fuerza Armada Nacional.
3. Operaciones de Inteligencia para preservar la seguridad de la Nación.
4. Desarrollar acciones inherentes a la organización de la sociedad civil venezolana que contribuyan con la Defensa Integral de la Nación.
5. Cuidado integral de la salud a través de la Red Sanitaria Militar.
6. Formar, capacitar y adiestrar el talento humano de la Fuerza Armada Nacional y de la población en general.
7. Servicio de seguridad, custodia y protección presidencial.
8. Servicios e infraestructuras que garanticen el nivel operativo de la Fuerza Armada Nacional.
9. Circuito Judicial Penal Militar.
10. Fiscalía General Militar.
11. Defensoría Pública Militar
12. Ejercer el control, la vigilancia y la fiscalización de los ingresos, gastos y bienes públicos afectos al Sector Defensa.
13. Sistema de información estadística del Ministerio del Poder Popular para la Defensa.

En el caso de los Proyectos financiados con la Ley Especial de Endeudamiento Anual, no fueron incorporados nuevos proyectos, permaneciendo los que actualmente están en proceso de ejecución.

Además de considerar los Proyectos aprobados, la política del gasto fiscal del Ministerio del Poder Popular para la Defensa está en perfecta consonancia con la realidad financiera nacional e internacional y por ende toma en cuenta las limitaciones fiscales existentes, orientando la aplicación de los recursos con criterio de austeridad, maximizando la eficiencia en el gasto de acuerdo con lo establecido en el Decreto N° 6.649, publicado en la Gaceta Oficial N° 38.146 del 25 de marzo de 2009 mediante el cual se dictó el "Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional ".

Mención especial requiere el Gasto de Personal, el carácter social de una Institución como el Ministerio del Poder Popular para la Defensa hace perentorio prever las asignaciones presupuestarias que permitan financiar la recurrencia del salario mínimo, tanto de los trabajadores activos, como de los pensionados y jubilados, las prestaciones sociales de antigüedad y los demás compromisos laborales convenidos en los contratos colectivos, evitando la creación de cargos, limitando el gasto en los conceptos de suplencias; contratación de personal y revisando la política de becas y del otorgamiento de otras retribuciones, remuneraciones y las asignaciones de horas extras.

Privilegiar la inversión en proyectos que representan un efecto multiplicador importante en el nivel empleo, en el marco de la concepción estratégica del desarrollo endógeno.

Prever los recursos correspondientes al consumo por concepto de los servicios básicos, las transferencias, subsidios y donaciones que se estiman otorgar al sector privado, que responden a la política del Estado. Se previó limitar el gasto en artículos de oficina, papelería, combustibles y lubricantes, asimismo se disminuirá al mínimo los gastos por relaciones sociales, servicios básicos, viáticos y esparcimiento etc.

En el área de Salud, se estima el mejoramiento de los servicios de asistencia y dotación de los hospitales militares con insumos médicos quirúrgicos y medicinas, destacándose en ésta el aporte social que en materia de salud la Fuerza Armada Nacional Bolivariana beneficia a la sociedad venezolana.

Los gastos de operación, mantenimiento e inversión, de los sistemas de armas y equipos, se orientan a mantener los niveles de apresto y disponibilidad en condiciones moderadas de operatividad, así como un mínimo mantenimiento de la infraestructura y el mejoramiento de la calidad del servicio de los hospitales militares.

En consecuencia, dentro de las formas de accionar que serán aplicadas por este Ministerio para el cumplimiento de las metas y objetivos se pueden señalar:

- Aplicar medidas de austeridad, con el fin de racionalizar el consumo de servicios básicos.
- Maximizar la eficiencia administrativa de los entes descentralizados para lograr su auto financiamiento y servir de medio para generar ingresos al Fondo de Infraestructura destinado a la construcción, mantenimiento, mejoramiento y dotación de la infraestructura de las unidades y dependencias que forman parte o que se encuentren adscritas al Ministerio.
- Optimizar el suministro de los medicamentos y material médico quirúrgico a los diferentes centros hospitalarios y dispensadores de salud, con el propósito de preservar y cubrir la mayor demanda posible, con la mejor calidad del servicio.
- Mantener especial atención en las áreas fronterizas con el objeto de minimizar los problemas en esas regiones.
- Incrementar el proceso de adiestramiento del personal militar y civil, mediante la optimización de los recursos financieros asignados, garantizando con ello la seguridad, defensa y desarrollo del Estado Venezolano en el ámbito militar.

Finalmente, hay que señalar que la Fuerza Armada Nacional Bolivariana, es una Institución flexible, eficiente y efectiva, que en los actuales momentos cuenta con un aceptable nivel de apresto operacional para la acción conjunta, así como con un excelente equipo humano para atender las exigencias actuales en cuanto a la seguridad y defensa se refiere, que es capaz de contribuir activamente en el desarrollo nacional y garantizar el orden interno, por lo cual se plantean los objetivos encaminados a la preservación de la seguridad donde se garantice un desarrollo armónico entre las instituciones y la población, con la finalidad de alcanzar el bienestar de la Nación, todo esto enmarcado dentro del nuevo pensamiento militar y fundamentado en la ideológica del socialismo del siglo XXI.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
30996	080030000	Inversión Militar Ejército	01-01-05	31-12-10	37.342.945	15.296.175			52.639.120
23712	080031000	Inversión Militar Armada	01-01-06	31-12-10	67.952.500	56.652.500			124.605.000
24126	080034000	Mantenimiento Mayor de Unidades Operativas de la Armada	01-01-06	31-12-10	85.703.400	34.037.683			119.741.083
27551	080035000	Inversión Militar Aviación	02-01-06	31-12-10	38.876.655	14.024.611			52.901.266
				Total	229.875.500	120.010.969			349.886.469

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
106.790	080021000	Fiscalía General Militar	Acto Conclusivo Presentado			400	899.160			899.160
106.956	080022000	Proveer el Soporte de Actividades Logísticas que Permitan la Operatividad de la Fuerza Armada Nacional Bolivariana.	Dotación			60	213.062.929			213.062.929
106.955	080023000	Servicios, Infraestructuras y Compras Comunes que Garanticen el Nivel Operativo de la Fuerza Armada Nacional Bolivariana.	Actividad Administrativa			1.360	139.488.361			139.488.361
106.534	080025000	Operaciones de Inteligencia para Preservar la Seguridad de la Nación.	Operación Militar	150		150	39.145.266			39.145.266
107.231	080028000	Servicio de Seguridad, Custodia y Protección Presidencial	Hora Hombre	102	2.427	2.529	17.383.981			17.383.981
107.169	080029000	Defensoría Pública Militar	Actividad Administrativa			8.300	2.762.239			2.762.239
30.996	080030000	Inversión Militar Ejército	Adquisición			3.000		15.296.175		15.296.175
23.712	080031000	Inversión Militar Armada	Adquisición			2		56.652.500		56.652.500
107.151	080032000	Asegurar la Ejecución de las Operaciones Militares para Contribuir con la Defensa y Desarrollo Integral de la Nación	Operación Militar			1.081	96.130.885			96.130.885
106.336	080033000	Circuito Judicial Penal Militar	Decisión			2.500	1.497.528			1.497.528
24.126	080034000	Mantenimiento Mayor de Unidades Operativas de la Armada.	Mantenimiento			4		34.037.683		34.037.683

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
27.551	080035000	Inversión Militar Aviación	Porcentual			75		14.024.611		14.024.611
107.139	080036000	Ejercer el Control, la Vigilancia y la Fiscalización de los Ingresos, Gastos y Bienes Públicos afectos al Sector Defensa.	Actividad Administrativa			617	1.664.145			1.664.145
107.122	080037000	Formar, Capacitar y Adiestrar el Talento Humano de la Fuerza Armada Nacional Bolivariana y de la Población en General.	Alumno	15.931	47.724	63.655	60.392.209			60.392.209
107.051	080038000	Desarrollar Acciones Inherentes a la Organización de la Sociedad Civil Venezolana que Contribuyan con el Desarrollo y la Defensa Integral de la Nación.	Persona Beneficiada			48.010	17.367.049			17.367.049
106.987	080040000	Sistema Estadístico del Ministerio del Poder Popular para la Defensa.	Unidad			52	257.538			257.538
106.970	080041000	Cuidado Integral de la Salud a través de la Red Sanitaria Militar.	Paciente Atendido	1.834.648	1.000.000	2.834.648	241.588.762			241.588.762
	089999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.107.944.032	1.107.944.032			1.107.944.032
						TOTAL	**1.939.584.084**	**120.010.969**		**2.059.595.053**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
080001000	Dirección y Coordinación de los Gastos de los Trabajadores	4.006.000.000	2.094.000.000		6.100.000.000
080002000	Gestión Administrativa	296.240.463			296.240.463
080003000	Previsión y Protección Social	130.000.000			130.000.000
080006000	Agregadurías Militares	18.457.931			18.457.931
	TOTAL	**4.450.698.394**	**2.094.000.000**		**6.544.698.394**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
PERSONAL FIJO A TIEMPO COMPLETO	**37.055**	**103.813**		**140.868**	**2.108.583.756**	**96.133.156**	**2.204.716.912**
Directivo		2		2	31.529		31.529
Profesional y Técnico	3.462	927		4.389	61.930.859	31.231.726	93.162.585
Personal Administrativo	3.317	789		4.106	60.751.273	30.562.258	91.313.531
Personal Docente	688	262		950	23.191.609		23.191.609
Personal Médico	651	410		1.061	21.882.987	1.578.049	23.461.036
Personal Militar	22.189	95.211		117.400	1.790.227.687		1.790.227.687
Obrero	6.748	6.212		12.960	150.567.812	32.761.123	183.328.935
PERSONAL FIJO A TIEMPO PARCIAL	**317**	**638**		**955**	**7.396.713**	**132.542**	**7.529.255**
Profesional y Técnico	20	59		79	809.510	132.542	942.052
Personal Administrativo	11	57		68	365.971		365.971
Personal Docente	242	422		664	4.484.868		4.484.868
Personal Médico	44	100		144	1.736.364		1.736.364
PERSONAL CONTRATADO	**1.000**	**438**		**1.438**	**26.476.013**		**26.476.013**
Profesional y Técnico	222	79		301	5.356.596		5.356.596
Personal Administrativo	115	131		246	2.856.060		2.856.060
Personal Docente	600	150		750	15.871.635		15.871.635
Personal Médico	30	31		61	1.384.944		1.384.944
Obrero	33	47		80	1.006.778		1.006.778
TOTAL	**38.372**	**104.889**		**143.261**	**2.142.456.482**	**96.265.698**	**2.238.722.180**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	1.642	503	**2.145**	**31.559.262**
Médico	13	3	16	326.321
Obrero	764	337	1.101	12.014.240
Empleado	785	149	934	12.366.140
Docente	80	14	94	6.852.561
Jubilados	2.225	2.155	**4.380**	**98.440.738**
Médico	45	53	98	2.313.698
Obrero	987	887	1.874	39.515.742
Empleado	1.031	980	2.011	43.184.633
Docente	162	235	397	13.426.665
TOTAL	**3.867**	**2.658**	**6.525**	**130.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	3.986.656.531	2.087.552.177		6.074.208.708
4.02	Materiales, suministros y mercancías	566.707.948	15.296.175		582.004.123
4.03	Servicios no personales	415.780.410	6.447.823		422.228.233
4.04	Activos reales	31.990.657	104.714.794		136.705.451
4.06	Gastos de defensa y seguridad del estado	103.962.180			103.962.180
4.07	Transferencias y donaciones	1.277.944.032			1.277.944.032
4.11	Disminución de pasivos	7.240.720			7.240.720
	TOTAL	**6.390.282.478**	**2.214.010.969**		**8.604.293.447**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.146.680.379			1.146.680.379
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.146.680.379			1.146.680.379
4.07.01.03.00	Transferencias corrientes internas al sector público	1.146.680.379			1.146.680.379
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	89.437.939			89.437.939
	– A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	19.867.600			19.867.600
	– A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	4.052.125			4.052.125
	– A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	35.000			35.000
	– A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)	15.200.000			15.200.000
	– A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	3.527.391			3.527.391
	– A0157 Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)	353.743			353.743
	– A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	40.000.000			40.000.000
	– A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	2.921.734			2.921.734
	– A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)	856.046			856.046
	– A0485 Fundación de Cardiología Integral (FUNDACARDIN)	2.624.300			2.624.300

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	56.958.862			56.958.862
	– A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	56.958.862			56.958.862
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	1.000.283.578			1.000.283.578
	– A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	1.000.283.578			1.000.283.578

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	325.192			325.192
4.07.01.00.00	Transferencias y donaciones corrientes internas	325.192			325.192
4.07.01.01.00	Transferencias corrientes internas al sector privado	325.192			325.192
4.07.01.01.73	Subsidios a instituciones benéficas privadas	325.192			325.192
	– S0498 Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales	205.041			205.041
	– S0940 Sociedad Divulgativa de la Historia Militar	120.151			120.151

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	57.650			57.650
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	57.650			57.650
4.07.02.01.00	Transferencias corrientes al exterior	57.650			57.650
4.07.02.01.04	Transferencias corrientes a organismos internacionales	57.650			57.650
	– I0090 Organización Mundial de la Salud (O.M.S.).	8.000			8.000
	– I0225 Unión Deportiva Militar Sudamericana (UDMSA)	2.190			2.190
	– I0226 Consejo Internacional del Deporte Militar (CISM)	47.460			47.460

PROYECTO:	COD. N.E: 106790 COD. PPTO: 080021000 Fiscalía General Militar
UNIDAD DE MEDIDA:	Acto Conclusivo Presentado
CANTIDAD:	400
ASIGNACIÓN PRESUPUESTARIA:	899.160
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Apoyar y Garantizar la Estabilidad de las Instituciones Democráticas en el Marco del Ordenamiento Jurídico Vigente de la Fuerza Armada Nacional
OBJETIVOS ESPECÍFICOS:	Observar el Proceso Penal Militar, con Criterio de Objetividad e Investigar los Hechos y Circunstancias que Tipifiquen el Delito o Graven, Atenúen, Eximan o Extingan la Responsabilidad Penal del Imputado
RESULTADO:	Velar por el Cumplimiento de la Constitución de la República Bolivariana de Venezuela y demás Normativas que Rigen las Obligaciones de los Miembros de la Fuerza Armada Nacional Bolivariana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	349.443					349.443
4.03	Servicios no personales	549.717					549.717
	TOTAL	**899.160**					**899.160**

PROYECTO: COD. N.E: 106956 COD. PPTO: 080022000 Proveer el Soporte de Actividades Logísticas que Permitan la Operatividad de la Fuerza Armada Nacional Bolivariana.
UNIDAD DE MEDIDA: Dotación
CANTIDAD: 60
ASIGNACIÓN PRESUPUESTARIA: 213.062.929
DIRECTRIZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO: Organizar, Mantener, Equipar y Adiestrar la Fuerza Armada Nacional para el Desarrollo, Despliegue y Empleo del Componente Militar a fin de Garantizar la Defensa Nacional Bolivariana
OBJETIVOS ESPECÍFICOS: Desarrollar y Afianzar las Actividades Logísticas con la Finalidad de Obtener el Óptimo Funcionamiento de las Unidades y Dependencias de la Fuerza Armada Nacional Bolivariana
RESULTADO: Efectividad en la Dotación Operativa de las Unidades y Dependencias de la FANB

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	158.469.300					158.469.300
4.03	Servicios no personales	54.593.629					54.593.629
	TOTAL	**213.062.929**					**213.062.929**

PROYECTO:	COD. N.E: 106955 COD. PPTO: 080023000 Servicios, infraestructuras y Compras Comunes que Garanticen el Nivel Operativo de la Fuerza Armada Nacional Bolivariana
UNIDAD DE MEDIDA:	Actividad Administrativa
CANTIDAD:	1.360
ASIGNACIÓN PRESUPUESTARIA:	139.488.361
DIRECTRIZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Organizar, Mantener, Equipar y Dotar, de todos los Insumos necesarios para Brindar Soporte Logístico a través de los Servicios e Infraestructuras que Permitan el Óptimo Funcionamiento Operativo de los Componentes Militares a Beneficio de la Defensa Nacional de la Fuerza Armada Nacional Bolivariana
OBJETIVOS ESPECÍFICOS:	Desarrollar y Afianzar las Acciones y todo el Soporte de Servicios e Infraestructura, con la Finalidad de Optimizar el Funcionamiento de las Unidades y Dependencias de la Fuerza Armada Nacional Bolivariana .
RESULTADO:	El Servicio a Prestar a los Beneficiarios es de Entregas Programadas de los Insumos Requeridos para la Mejor y Mayor Calidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	80.001.966					80.001.966
4.03	Servicios no personales	59.486.395					59.486.395
	TOTAL	**139.488.361**					**139.488.361**

PROYECTO:	COD. N.E: 106534 COD. PPTO: 080025000 Operaciones de Inteligencia para Preservar la Seguridad de la Nación.
UNIDAD DE MEDIDA:	Operación Militar
CANTIDAD:	150
ASIGNACIÓN PRESUPUESTARIA:	39.145.266
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Organizar, Mantener y Equipar las Unidades de la Fuerza Armada Nacional para el Desarrollo, Despliegue y Empleo del Componente Militar, a fin de Garantizar la Defensa Nacional.
OBJETIVOS ESPECÍFICOS:	Planificar y Movilizar el Recurso Humano en el Proceso de Recolección de Inteligencia y Contrainteligencia, con el fin de Garantizar la Defensa Nacional.
RESULTADO:	Evitar Situaciones que Alteren el Orden Público, Neutralizando Escenarios que Quebranten la Seguridad y Defensa de la Nación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.280.810					3.280.810
4.03	Servicios no personales	360.207					360.207
4.06	Gastos de defensa y seguridad del estado	35.504.249					35.504.249
	TOTAL	**39.145.266**					**39.145.266**

PROYECTO: COD. N.E: 107231 COD. PPTO: 080028000 Servicio de Seguridad, Custodia y Protección Presidencial
UNIDAD DE MEDIDA: Hora Hombre
CANTIDAD: Fem.(102) Mas.(2.427) Total(2.529)
ASIGNACIÓN PRESUPUESTARIA: 17.383.981
DIRECTRIZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO: Afianzar Actividades Gerenciales, con la Finalidad de Asegurar el Óptimo Funcionamiento de Unidades y Dependencias de la Guardia de Honor Presidencial
OBJETIVOS ESPECÍFICOS: Prestar Seguridad al Presidente de la República Bolivariana de Venezuela y Familiares, dentro y fuera del País; Custodiar Instalaciones Presidenciales donde Ejerza Funciones y Realizar Transporte Aéreo a Nivel Nacional e Internacional.
RESULTADO: Seguridad, Custodia y Operaciones Aéreas para el Ciudadano Presidente de la República Bolivariana de Venezuela y sus Familiares Inmediatos a Nivel Nacional e Internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.524.010					4.524.010
4.03	Servicios no personales	12.859.971					12.859.971
	TOTAL	**17.383.981**					**17.383.981**

PROYECTO:	COD. N.E: 107169 COD. PPTO: 080029000 Defensoría Pública Militar
UNIDAD DE MEDIDA:	Actividad Administrativa
CANTIDAD:	8.300
ASIGNACIÓN PRESUPUESTARIA:	2.762.239
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Estar en Condiciones de Apoyar y Garantizar la Estabilidad de las Instituciones Democráticas en el Marco Jurídico Vigente de la F.A.B.N.
OBJETIVOS ESPECÍFICOS:	Contribuir en la Implementación de una Justicia Imparcial, Equitativa, Transparente, Expedita y Gratuita.
RESULTADO:	Lograr Mayor Fortalecimiento en los Procesos Judiciales Asistidos, Basándose en el Principio Fundamental del Derecho a la Defensa y Debido Proceso.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.531.524					1.531.524
4.03	Servicios no personales	1.230.715					1.230.715
	TOTAL	2.762.239					2.762.239

PROYECTO: COD. N.E: 30996 COD. PPTO: 080030000 Inversión Militar Ejército
UNIDAD DE MEDIDA: Adquisición
CANTIDAD: 3.000
ASIGNACIÓN PRESUPUESTARIA: 15.296.175
DIRECTRIZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO: Profundizar y Acelerar la Nueva Estrategia Militar Nacional
OBJETIVOS ESPECÍFICOS: Optimizar la Capacidad Operativa de las Unidades del Ejército para el Desarrollo, Despliegue y Empleo del Componente Militar a fin de Garantizar la Defensa Nacional
RESULTADO: Mantenimiento de 08 Helicópteros y Adquisición de Misiles, Repuestos para Vehículos Blindados y de un Sistema Transportable de Comunicaciones; Adquisición de Repuestos, Ejecución de Obras y Mantenimiento de Sistemas Adscritos al Componente Terrestre de la FAN.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías		15.296.175				15.296.175
	– 003 Inversión Militar Ejército		15.296.175				15.296.175
	TOTAL		**15.296.175**				**15.296.175**

PROYECTO:	COD. N.E: 23712 COD. PPTO: 080031000 Inversión Militar Armada
UNIDAD DE MEDIDA:	Adquisición
CANTIDAD:	2
ASIGNACIÓN PRESUPUESTARIA:	56.652.500
DIRECTRIZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Organizar, Mantener, Equipar y Adiestrar las Unidades de la Fuerza Armada Nacional para el Desarrollo, Despliegue y Empleo del Componente Militar a fin de Garantizar la Defensa Nacional.
OBJETIVOS ESPECÍFICOS:	Adquisición de Equipos y Sistemas para Consolidar la Capacidad Operativa de la Armada
RESULTADO:	Adquisición de Equipos y Sistemas Navales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		56.652.500				56.652.500
	– 004 Inversión Militar Armada		56.652.500				56.652.500
	TOTAL		**56.652.500**				**56.652.500**

PROYECTO:	COD. N.E: 107151 COD. PPTO: 080032000 Asegurar la Ejecución de las Operaciones Militares para Contribuir con la Defensa y Desarrollo Integral de la Nación
UNIDAD DE MEDIDA:	Operación Militar
CANTIDAD:	1.081
ASIGNACIÓN PRESUPUESTARIA:	96.130.885
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Organizar, Mantener, Equipar y Adiestrar las Unidades de la Fuerza Armada Nacional, para el Desarrollo, Despliegue y Empleo del Componente Militar, a fin de Garantizar la Defensa Militar.
OBJETIVOS ESPECÍFICOS:	Planificar y Ejecutar Operaciones Militares y Cívico-Militares Terrestres, Navales, Aéreas y de Cooperación que Contribuyan a la Seguridad y Defensa de la Nación
RESULTADO:	Servicio de Seguridad, Defensa y Desarrollo Integral a través del Despliegue de Unidades Militares para la Ejecución de Operaciones en los Espacios Terrestres, Aéreos, Marítimos y Fluviales, así como Operaciones de Cooperación y de Orden Interno en el Territorio Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	53.635.233					53.635.233
4.03	Servicios no personales	42.495.652					42.495.652
	TOTAL	**96.130.885**					**96.130.885**

PROYECTO: COD. N.E: 106336 COD. PPTO: 080033000 Circuito Judicial Penal Militar
UNIDAD DE MEDIDA: Decisión
CANTIDAD: 2.500
ASIGNACIÓN PRESUPUESTARIA: 1.497.528
DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO: Garantizar los Procesos Judiciales en el Marco del Estado de Derecho y Basado en el Ordenamiento Jurídico de la F.A.N.
OBJETIVOS ESPECÍFICOS: Impartir Justicia Imparcial, Transparente y Expedita en la Jurisdicción Penal Militar
RESULTADO: Publicación de Sentencias y Decisiones Judiciales Justas, Transparentes y en Tiempo Oportuno.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	704.617					704.617
4.03	Servicios no personales	792.911					792.911
	TOTAL	**1.497.528**					**1.497.528**

PROYECTO: COD. N.E: 24126 COD. PPTO: 080034000 Mantenimiento Mayor de Unidades Operativas de la Armada

UNIDAD DE MEDIDA: Mantenimiento

CANTIDAD: 4

ASIGNACIÓN PRESUPUESTARIA: 34.037.683

DIRECTRIZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional

OBJETIVO ESTRATÉGICO: Organizar, Mantener, Equipar y Adiestrar las Unidades de la Fuerza Armada Nacional para el Desarrollo, Despliegue y Empleo del Componente Militar a fin de Garantizar la Defensa Nacional.

OBJETIVOS ESPECÍFICOS: Fortalecimiento de la Seguridad Integral de la Nación a través del Mantenimiento Mayor de las Unidades Operativas de la Armada.

RESULTADO: Mantenimiento Mayor de Buques, Aeronaves y/o Equipos Militares.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		34.037.683				34.037.683
	– 001 Mantenimiento Mayor de Unidades Operativas de la Armada		34.037.683				34.037.683
	TOTAL		**34.037.683**				**34.037.683**

PROYECTO:	COD. N.E: 27551 COD. PPTO: 080035000 Inversión Militar Aviación
UNIDAD DE MEDIDA:	Porcentual
CANTIDAD:	75
ASIGNACIÓN PRESUPUESTARIA:	14.024.611
DIRECTRIZ ESTRATÉGICA:	Avanzar Hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Asegurar la Defensa Aérea, Contribuir al Mantenimiento del Orden Interno y Participar Activamente en el Desarrollo del País, Empleando los Medios del Poder Aéreo Nacional, para Garantizar la Integridad Territorial, Independencia y Soberanía de la Nación.
OBJETIVOS ESPECÍFICOS:	Aumentar La Capacidad Operativa De Los Sistemas De Armas Del Componente Aviación
RESULTADO:	Mejoras de Instalaciones, Adquisición de Partes, Equipos y Repuestos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.04	Activos reales		14.024.611				14.024.611
	– 002 Inversión Militar Aviación		14.024.611				14.024.611
	TOTAL		**14.024.611**				**14.024.611**

PROYECTO:	COD. N.E: 107139 COD. PPTO: 080036000 Ejercer el Control, la Vigilancia y la Fiscalización de los Ingresos, Gastos y Bienes Públicos Afectos al Sector Defensa.
UNIDAD DE MEDIDA:	Actividad Administrativa
CANTIDAD:	617
ASIGNACIÓN PRESUPUESTARIA:	1.664.145
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Desarrollar y Afianzar Actividades Gerenciales o de Comando, con la Finalidad de Asegurar el Óptimo Funcionamiento de las Unidades y Dependencias de la FANB.
OBJETIVOS ESPECÍFICOS:	Velar que el Sistema de Control de las Dependencias Adscritas al Sector Defensa, se Ajusten a la Normativa Legal Vigente.
RESULTADO:	Unidades y Dependencias Adscritas al Sector Defensa Ajustadas a la Normativa Legal Vigente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	605.702					605.702
4.03	Servicios no personales	1.058.443					1.058.443
	TOTAL	**1.664.145**					**1.664.145**

PROYECTO:	COD. N.E: 107122 COD. PPTO: 080037000 Formar, Capacitar y Adiestrar el Talento Humano de la Fuerza Armada Nacional Bolivariana y de la Población en General.
UNIDAD DE MEDIDA:	Alumno
CANTIDAD:	Fem.(15.931) Mas.(47.724) Total (63.655)
ASIGNACIÓN PRESUPUESTARIA:	60.392.209
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Formar, Capacitar y Adiestrar el Talento Humano para Garantizar el Desarrollo Integral de la Fuerza Armada Nacional Bolivariana y de la Población en General.
OBJETIVOS ESPECÍFICOS:	Contar con el Talento Humano Formado, Capacitado y Adiestrado a fin de Contribuir con el Desarrollo Integral de la Fuerza Armada Nacional Bolivariana y de la Población en General.
RESULTADO:	Talento Humano Formado, Capacitado y Adiestrado con Valores Socialistas, Éticos, Cívicos y Humanistas de Acuerdo a los Avances Científicos y Tecnológicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	36.008.639					36.008.639
4.03	Servicios no personales	24.383.570					24.383.570
	TOTAL	**60.392.209**					**60.392.209**

PROYECTO:	COD. N.E: 107051 COD. PPTO: 080038000 Desarrollar Acciones Inherentes a la Organización de la Sociedad Civil Venezolana que Contribuyan con el Desarrollo y la Defensa Integral de la Nación.
UNIDAD DE MEDIDA:	Persona Beneficiada
CANTIDAD:	48.010
ASIGNACIÓN PRESUPUESTARIA:	17.367.049
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Contribuir con el Fortalecimiento y la Integración de Canales Efectivos para la Participación Popular, a través de la Preparación, Entrenamiento y Organización del Pueblo en Milicia Nacional, a fin de coadyuvar con el Desarrollo y Defensa Integral de la Nación.
OBJETIVOS ESPECÍFICOS:	Integrar Unidades de Defensa y Desarrollo Integral que Promuevan la Organización y Participación Popular, a través de la Vinculación de la Milicia Nacional con los Consejos Comunales.
RESULTADO:	Individuos de la Sociedad Civil Preparados, Entrenados y Organizados en todos los Ámbitos de Desarrollo y Defensa Integral, para Integrarlos a la Milicia Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.379.103					10.379.103
4.03	Servicios no personales	6.987.946					6.987.946
	TOTAL	**17.367.049**					**17.367.049**

PROYECTO:	COD. N.E: 106987 COD. PPTO: 080040000 Sistema Estadístico del Ministerio del Poder Popular para la Defensa.
UNIDAD DE MEDIDA:	Unidad
CANTIDAD:	52
ASIGNACIÓN PRESUPUESTARIA:	257.538
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Fortalecer las Dependencias y Entes Centralizados y Descentralizados, Adscritos al Ministerio del Poder Popular para la Defensa, con el fin de Promover Conciencia Estadística a través de la Recolección, Procesamiento y Divulgación Veraz y Oportuna que Faciliten la Toma de Decisiones
OBJETIVOS ESPECÍFICOS:	Estandarizar, Codificar, Clasificar y Divulgar la Información Estadística de las Unidades, Dependencias, Entes Centralizados y Descentralizados Adscritos al Ministerio del Poder Popular para la Defensa.
RESULTADO:	Sistema Estadístico Implementado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	133.516					133.516
4.03	Servicios no personales	124.022					124.022
	TOTAL	257.538					257.538

PROYECTO: COD. N.E: 106970 COD. PPTO: 080041000 Cuidado Integral de la Salud a través de la Red Sanitaria Militar.

UNIDAD DE MEDIDA: Paciente Atendido

CANTIDAD: Fem.(1.834.648) Mas.(1.000.000) Total (2.834.648)

ASIGNACIÓN PRESUPUESTARIA: 241.588.762

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Procurar Adecuadas Condiciones de Atención en el Cuidado Integral de la Salud del Personal Militar, Afiliados y Población en General, a fin de Contribuir a Mejorar su Calidad de Vida.

OBJETIVOS ESPECÍFICOS: Establecer Condiciones de Atención Médica Ambulatoria, Hospitalaria y de Rehabilitación a la Población que Acude a la Red Sanitaria Militar.

RESULTADO: Servicio de Atención Médico Asistencial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	203.090.194					203.090.194
4.03	Servicios no personales	38.498.568					38.498.568
	TOTAL	**241.588.762**					**241.588.762**

PROYECTO:	COD. PPTO: 089999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	1.107.944.032
ASIGNACIÓN PRESUPUESTARIA:	1.107.944.032
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Construir un Sector Público al Servicio del Ciudadano que Conduzca a la Transformación de la Sociedad
OBJETIVOS ESPECÍFICOS:	Elevar los Niveles de Equidad, Eficacia, Eficiencia y Calidad de la Acción Pública
RESULTADO:	1.107.944.032

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.107.944.032					1.107.944.032
	TOTAL	**1.107.944.032**					**1.107.944.032**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.107.944.032					1.107.944.032
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.107.944.032					1.107.944.032
4.07.01.03.00	Transferencias corrientes internas al sector público	1.107.944.032					1.107.944.032
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	83.747.328					83.747.328
	– A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	14.176.989					14.176.989
	– A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	4.052.125					4.052.125
	– A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	35.000					35.000
	– A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)	15.200.000					15.200.000
	– A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	3.527.391					3.527.391

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	– A0157 Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)	353.743					353.743
	– A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	40.000.000					40.000.000
	– A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	2.921.734					2.921.734
	– A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)	856.046					856.046
	– A0485 Fundación de Cardiología Integral (FUNDACARDIN)	2.624.300					2.624.300
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	23.913.126					23.913.126
	– A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	23.913.126					23.913.126
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	1.000.283.578					1.000.283.578
	– A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	1.000.283.578					1.000.283.578

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.986.656.531		2.087.552.177			6.074.208.708
4.03	Servicios no personales	19.343.469		6.447.823			25.791.292
	TOTAL	**4.006.000.000**		**2.094.000.000**			**6.100.000.000**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	13.993.891					13.993.891
4.03	Servicios no personales	153.015.195					153.015.195
4.04	Activos reales	31.990.657					31.990.657
4.06	Gastos de defensa y seguridad del estado	50.000.000					50.000.000
4.07	Transferencias y donaciones	40.000.000					40.000.000
4.11	Disminución de pasivos	7.240.720					7.240.720
	TOTAL	**296.240.463**					**296.240.463**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	38.736.347					38.736.347
4.07.01.00.00	Transferencias y donaciones corrientes internas	38.736.347					38.736.347
4.07.01.03.00	Transferencias corrientes internas al sector público	38.736.347					38.736.347
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.690.611					5.690.611
	– A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	5.690.611					5.690.611
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	33.045.736					33.045.736
	– A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	33.045.736					33.045.736

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	325.192					325.192
4.07.01.00.00	Transferencias y donaciones corrientes internas	325.192					325.192
4.07.01.01.00	Transferencias corrientes internas al sector privado	325.192					325.192
4.07.01.01.73	Subsidios a instituciones benéficas privadas	325.192					325.192
	– S0498 Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales	205.041					205.041
	– S0940 Sociedad Divulgativa de la Historia Militar	120.151					120.151

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	57.650					57.650
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	57.650					57.650
4.07.02.01.00	Transferencias corrientes al exterior	57.650					57.650
4.07.02.01.04	Transferencias corrientes a organismos internacionales	57.650					57.650
	– I0090 Organización Mundial de la Salud (O.M.S.).	8.000					8.000
	– I0225 Unión Deportiva Militar Sudamericana (UDMSA)	2.190					2.190
	– I0226 Consejo Internacional del Deporte Militar (CISM)	47.460					47.460

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	130.000.000					130.000.000
	TOTAL	**130.000.000**					**130.000.000**

ACCIÓN CENTRALIZADA: Agregadurías Militares
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.06	Gastos de defensa y seguridad del estado	18.457.931					18.457.931
	TOTAL	**18.457.931**					**18.457.931**

Ministerio del Poder Popular
para la Educación

MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para la Educación constituye el órgano de la Administración Pública Nacional responsable de la regulación, formulación y seguimiento de las políticas de planificación y realización de las actividades del Ejecutivo Nacional en materia de educación, que comprende la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educativo en todos sus niveles y modalidades; así como la participación en las actividades de generación y desarrollo científico.

En este sentido uno de los grandes retos del Ministerio es su modernización para que los objetivos de la educación no queden como simples promesas de cambio social, sino que cristalicen en realidades para una población que necesita prepararse para la Venezuela del mañana, de lo cual deviene la necesidad de hacer más adecuados y funcionales la estructura, organización, procesos y asignación de recursos a las nuevas exigencias que plantean. La misión del Ministerio del Poder Popular para la Educación se encuentra contenida dentro de un espectro socio-político que trasciende las fronteras de su propia actividad como organismo regulador de la política local y se nutre de las experiencias y proyectos cuya efectividad ha quedado demostrada en los campos de su competencia por diversos organismos nacionales e internacionales. En este orden de ideas, el presupuesto asignado al Ministerio del Poder Popular para la Educación en lo sucesivo (MPPE) orientará sus acciones durante el año 2010 al logro de las metas establecidas en los planes institucionales y los convenios suscritos con otros órganos.

Para garantizar el funcionamiento del órgano y de sus entes adscritos y el cumplimiento de sus compromisos relativos a gastos de los trabajadores docentes, administrativos y obreros, gestión administrativa, previsión y protección social de los jubilados y pensionados, aportes constitucionales y legales, así como también para la implementación de los proyectos, fueron asignados al (MPPE) para el año 2010 la cantidad de VEINTE Y TRES MIL SEISCIENTOS VEINTIOCHO MILLONES TRESCIENTOS NOVENTA Y CUATRO MIL CIENTO TREINTA Y NUEVE BOLIVARES (Bs. 23.628.394.139).

Para el Ejercicio Fiscal 2010 el Ministerio del Poder Popular para la Educación atendiendo a los lineamientos de los organismos rectores en materia de planificación y presupuesto de la Administración Pública, prosigue con la Formulación del Presupuesto por Proyectos, el cual permite optimizar la asignación y distribución de los recursos públicos a través de proyectos, estableciendo como criterios primordiales en la escogencia y revisión de los proyectos a ser ejecutados durante el 2010, los siguientes:

- Los mandatos que emanan de la Constitución de la República Bolivariana de Venezuela, en la cual se consagran los derechos educativos que son referencia ineludible para el diseño de políticas y para la planificación del sector.
- Los objetivos plasmados en las líneas del Plan de Desarrollo Económico y Social de la Nación 2007-2013, en especial los objetivos incluidos dentro del equilibrio social referidos al ámbito educativo.
- Las metas establecidas en la Declaración del Milenio de las Naciones Unidas año 2000, declaración de compromisos para mejorar el destino de la humanidad en el nuevo siglo.

- La nueva Ley Orgánica de Educación (LOE) aprobada por la Asamblea Nacional, publicada en la Gaceta Oficial Nº 5929 de fecha 15/08/2009, establece en su artículo 3 como principios de la educación los siguientes:
  - La democracia es participativa y protagónica
  - Es responsabilidad social
  - La igualdad entre todos los ciudadanos y ciudadanas sin discriminaciones de ninguna índole
  - La formación para la independencia
  - La libertad y la emancipación
  - La valoración y defensa de la soberanía
  - La formación en una cultura para la paz
  - La justicia social
  - El respeto a los derechos humanos
  - La práctica de la equidad y la inclusión
  - La sustentabilidad del desarrollo
  - El derecho a la igualdad de genero
  - El fortalecimiento de la identidad nacional
  - La lealtad a la patria e integración latinoamericana y caribeña

Así mismo, se consideran como valores fundamentales:

- El respeto a la vida
- El amor y la fraternidad
- La convivencia armónica en el marco de la solidaridad
- La corresponsabilidad
- La cooperación
- La tolerancia y la valoración del bien común
- La valoración social y ética del trabajo
- El respeto a la diversidad propia de los diferentes grupos humanos
- La educación es pública y social, obligatoria, gratuita, de calidad, de carácter laico, integral, permanente, con pertinencia social, creativa, artística, innovadora, crítica, pluricultural, multiétnica, intercultural y plurilingüe.

El Sistema Educativo

De acuerdo al artículo 24 de la Ley Orgánica de Educación, el sistema educativo, está conformado por subsistemas, niveles y modalidades.

- El subsistema de educación básica, está integrado por niveles, de educación inicial, educación primaria y educación media. El nivel de educación inicial comprende las etapas de maternal y preescolar destinadas a la educación de niños y niñas con edades comprendidas entre 0 y 6 años. El nivel de educación primaria comprende seis años.
  El nivel de educación media comprende dos opciones: educación media general con duración de 5 años y educación media técnica con duración de 6 años.

- Las modalidades del sistema educativo son variantes educativas para la atención de las personas que por sus características y condiciones específicas de su desarrollo integral, cultural, étnico, lingüístico y otras, requieren adaptaciones curriculares de forma permanente o temporal con el fin de responder a las exigencias de los diferentes niveles educativos.

  Las modalidades son, educación especial, la educación de jóvenes, adultos y adultas, la educación en fronteras, la educación rural, la educación para las artes, educación intercultural y la educación intercultural bilingüe.

En este sentido, el Proyecto de Presupuesto del Ministerio del Poder Popular para la Educación, formulado para el ejercicio fiscal 2010, contiene implícita la visión del gobierno bolivariano y las prioridades de la Nación. En él se conjugan, no sólo la racionalidad de los proyectos que contiene, sino además la articulación entre las instancias operativas y la eficiencia con que se participa en su formulación, ejecución y control, su visión de país y sus prioridades institucionales; y representa respecto al del año anterior un cambio estructural significativo, necesario para responder eficazmente a la implementación del nuevo modelo organizativo del Ministerio.

Para el año 2010, el MPPE basándose en la Directriz Nacional; Suprema Felicidad Social, ha establecido el Objetivo: Promover una ética, cultura y educación liberadoras y solidarias, con las estrategias siguientes:

- Profundizar la universalización de la educación bolivariana
  Para cumplir esta estrategia se han planteado las siguientes políticas:
  - Extender la cobertura de la matrícula escolar a toda la población, con énfasis en los excluidos.
  - Garantizar la permanencia y prosecución en el sistema educativo.
  - Fortalecer y promover la educación ambiental, la identidad cultural, la salud y la participación comunitaria.
  - Ampliar la infraestructura y la dotación escolar y deportiva.
  - Adecuar el sistema educativo al modelo productivo socialista.
  - Fortalecer e incentivar la investigación en el proceso educativo.
  - Incorporar las tecnologías de la información y la comunicación al proceso educativo.
  - Desarrollar la educación intercultural bilingüe.
  - Garantizar los accesos al conocimiento para universalizar la educación con pertinencia.

- Superar la pobreza y atender integralmente a la población en situación de extrema pobreza y máxima exclusión social.
  De igual manera para el cumplimiento de esta estrategia se han planteado las siguientes políticas:
  - Prestar atención integral a niños, niñas y adolescentes.
  - Apoyar integralmente a la población indígena.
  - Brindar atención integral a la población con discapacidades.

Así en correspondencia con las directrices nacionales Nueva Ética Socialista, Suprema Felicidad Social, Democracia Protagónica y Revolucionaria, Modelo Productivo Socialista, Nueva Geopolítica Nacional, Venezuela; Potencia Energética Mundial, y Nueva Geopolítica Internacional; el Ministerio enrumba su política presupuestaria tomando en cuenta el Plan Estratégico 2007-2013, que se formula para orientar la gestión a corto y mediano plazo, en correspondencia con las directrices nacionales del Proyecto Nacional Simón Bolívar – Primer Plan Socialista 2007-2013, con el fin de garantizar la inclusión de todos (as) en el Sistema Educativo (Escuelas Bolivarianas), profundizando en su carácter sistémico, flexible e integral, dándole direccionalidad a las políticas educativas del Gobierno Nacional, sobre la base de los aspectos sociales, culturales, históricos y políticos, con la finalidad de formar el nuevo (a) ciudadano (a) como ser social, humanista, creativo (a), crítico (a), autodidacta, reflexivo (a), participativo (a), solidario (a) y libre.

En este contexto, se incorporan tanto proyectos estratégicos propios como de los entes adscritos, basándose en las siguientes áreas estratégicas:

- Consolidación del Currículo Nacional Bolivariano
- Infraestructura Educativa
- Supervisión y Formación del Personal Docente
- Recursos para el Aprendizaje
- Estadísticas Educativas
- Protección Social y Desarrollo Integral
- Nuevo Marco Institucional

Estas áreas estratégicas conforman la red permeable que da soporte a los proyectos, permitiendo a la vez la inclusión transversal y vinculada de las acciones a desarrollar para garantizar la calidad educativa y el incremento de matrícula de los distintos niveles y modalidades educativas:

- Educación Inicial Bolivariana Maternal y Preescolar
- Educación Primaria Bolivariana 1° a 6° Grado
- Educación Secundaria Bolivariana: Liceos Bolivarianos (de 1° a 5° año) y Escuelas Técnicas Robinsonianas y Zamoranas (de 1° a 6° año).
- Educación Especial
- Educación para las Artes
- Educación Intercultural
- Educación Intercultural bilingüe

- Educación de Jóvenes, Adultos y Adultas
- Educación en Fronteras
- Educación Rural

En este marco, el Ministerio del Poder Popular para la Educación, conjuntamente con sus órganos desconcentrados programaron para el año 2010 la ejecución de diez (10) proyectos que viabilizan las áreas estratégicas establecidas, mediante el Subsistema de Educación Básica y las Modalidades Educativas.

Despacho de los Viceministros o Viceministras

Para el año 2010 la política presupuestaria en lo referente al funcionamiento de planteles, política educativa nacional del subsistema de Educación Básica (Niveles Educativos) y las Modalidades Educativas, control de planteles privados, control de estudios, supervisión educativa, formación del personal docente entre otros, se llevará adelante a través de los despachos de los viceministros o viceministras que se indican a continuación:

- Despacho del Viceministro o Viceministra para la Articulación de la Educación Bolivariana: es la instancia responsable de formular, ejecutar, instrumentar y supervisar el desarrollo de la política educativa nacional, mediante la ejecución de planes, programas y proyectos estructurados e integrados en los niveles de Educación Inicial, Educación Primaria, Educación Media (Educación Secundaria Bolivariana) a los fines de garantizar el carácter social de la educación a toda la población venezolana.

  - Educación Inicial

    El nivel de Educación Inicial (Escuela Bolivariana) brinda atención educativa integral al niño y la niña entre cero (0) y seis (6) años de edad, comprende las etapas de maternal y preescolar, lo prepara y lo forma a fin de garantizar la continuidad pedagógica afectiva en el nivel de Educación Primaria Bolivariana.

    Se ofrece a través de:

    - Atención Educativa Convencional; referida a la atención integral de los niños y niñas entre cero (0) y seis (6) años, en los Centros de Educación Inicial oficiales y privados de media jornada y jornada completa existentes a nivel nacional.
    - Centros de Educación Inicial "Simoncitos", es un Centro Educativo para la atención integral que los niños/as en jornada completa, comprende dos etapas de atención: Maternal y Preescolar. Dichos centros se constituyen en la propuesta de gestión educativa para la instrumentación y aplicación práctica de todos los aspectos y consideraciones concebidas en el currículo de Educación Inicial referidas a la atención de los procesos de desarrollo y aprendizaje de los niños y las niñas.

      Las aulas de atención maternal, creadas en los Centros de Educación Inicial "Simoncito", garantizan atención a los niños/as desde los seis (6) meses hasta los tres (3) años, cuyas madres son de escasos recursos y tienen la necesidad de incorporarse al mercado laboral, que no tienen quien cuide de sus hijos e hijas menores durante la jornada de trabajo. También son atendidos los niños y las niñas en situación de riesgo y vulnerabilidad social y educativa.
    - Centro de Educación Inicial "Bolivariano"; Centros Educativos para la atención integral de los niños y niñas del nivel de Educación Preescolar en jornada completa, los cuales garantizan la atención en las áreas pedagógica, salud, alimentación, recreación y desarrollo físico / cultural.
    - Centros de Educación Inicial tradicionales: Centros Educativos de dependencia oficial o privada para atención de niños y niñas en edad preescolar en jornada de 5 horas o media jornada, de acuerdo a las consideraciones y orientaciones del currículo nacional de Educación Inicial.

- Atención Educativa no Convencional: Referida a la atención integral de los niños y niñas entre cero (0) y tres (3) años de la etapa maternal, mediante el desarrollo y ejecución de estrategias de formación, orientación, modelaje y organización, dirigidas a la familia y la comunidad en general, a los fines de privilegiar a la familia como primera institución educativa del niño/a en sus competencias para abordar el proceso de aprendizaje y desarrollo de sus hijos/as menores. Asimismo, la atención educativa de los niños/as entre 3 y 6 años de la comunidad que son atendidos por los centros convencionales debido a la falta de espacio o cupos en los mismos o porque las familias habiten en localidades distantes a los centros Educativos existentes.

Misión

Garantizar la incorporación, prosecución, permanencia y la formación integral de los niños y las niñas entre cero (0) y seis (6) años de edad, de las etapas de maternal y preescolar, concibiendo como un sujeto de derecho y ser social integrante de una familia y de una comunidad, que posee características personales, sociales, culturales y lingüísticas propias y que aprende en un proceso constructivo e integrado en lo efectivo, lo lúdico y la inteligencia, a fin de garantizar su desarrollo integral, asimismo en cuanto a hábitos, habilidades, destrezas, actitudes y valores basados en la identidad local, regional y nacional, mediante el desarrollo de su potencial creativo y el pleno ejercicio de su personalidad en formación, atendiendo a la diversidad e interculturalidad.

Visión

La Educación Inicial comprende las acciones programáticas y recursos técnicos, administrativos y financieros necesarios para la atención de la matricula que prosigue del año escolar 2008-2009 y las nuevas incorporaciones que se generen durante la apertura del año escolar 2009-2010, en los aspectos referidos a gastos de funcionamiento de los Centros de Educación Inicial en cuanto a personal docente, administrativo y obrero, acciones y recursos requeridos para la dotación y equipamiento de los mismos, formación y actualización continua y permanente del docente, producción y distribución de materiales impresos para la promoción, la formación de la familia y la comunidad en temáticas relacionadas con la educación inicial y la ejecución del programa alimentario escolar.

Metas año 2010

Para el ejercicio fiscal 2010 se estima que la población atendida en este nivel, en los centros de dependencia nacional adscritos al Ministerio del Poder Popular para la Educación, alcance a la cantidad de 735.803 alumnos.

- Educación Primaria

La Educación Primaria (Escuelas Bolivarianas): es el nivel que garantiza la formación de los niños y las niñas desde los seis (6) hasta los doce (12) años de edad aproximadamente, o hasta su ingreso al nivel de Educación Media.

Misión

Brindar una educación integral de práctica pedagógica a niños y niñas, que promueva la internalización de sus aprendizajes y orientaciones que permita que los mismos tengan actitud reflexiva, crítica e independiente, con elevado interés por la actividad científica, humanística y artística; con una conciencia que les permita comprender, confrontar y verificar su realidad para que sean cada vez más participativos, protagónicos y corresponsables de su actuación en la escuela, familia y comunidad.

Visión

La Escuela Bolivariana se plantea, como visión, garantizar una educación democrática, participativa, protagónica y pluricultural que permita la formación integral de las niñas y niños sin ningún tipo de discriminación; rescatando el ideario bolivariano, por ello brinda una educación integral de practica pedagógica abierta, reflexiva y constructiva estableciendo una relación activa, para un cambio efectivo del sistema educativo, acorde con los propósitos de construir una nueva ciudadanía.

Metas Año 2010

Para el año 2010 se espera atender una población escolar de 1.723.325 Alumnos.

- Educación Media

La Educación Media (Escuelas Bolivarianas) es el nivel que centra su acción en la formación integral de los adolescentes y jóvenes entre once (11) y diecinueve (19) años de edad aproximadamente, a través de sus alternativas de estudio; el Liceo Bolivariano y la Escuela Técnica Robinsoniana y Zamorana.
El liceo tiene como finalidad principal formar al y la adolescente con conciencia histórica e identidad venezolana, potencialidades y habilidades para el pensamiento crítico, cooperador, reflexivo y liberador, que le permita a través de la investigación, contribuir a la solución de problemas de la comunidad local, regional y nacional, de manera corresponsable y solidaria.
La Escuela Técnica Robinsoniana y Zamorana está dirigida a la población cuya vocación, actitud, intereses y necesidades estén orientadas a la formación para el trabajo productivo y liberador. Este proceso educativo responde al Plan de Desarrollo Nacional y se articula con el desarrollo endógeno, tecnológico y la producción de bienes y servicios, fomentando habilidades, destrezas, valores y virtudes en los(as) estudiantes; así como el pensamiento crítico, reflexivo, humanista, liberador y ecológico.
Así mismo orientada a la formación de un ser humano integral, con conocimientos, habilidades y destrezas para resolver problemas inherentes a los procesos socio-productivos del país y a la vida práctica, con una actitud consciente de su necesidad de formación permanente y corresponsable hacia el ambiente, la salud y las transformaciones sociales, económicas, históricas, geográficas y ambientales.

Misión

Garantizar la formación integral de los adolescentes y jóvenes, atendiendo a los fines y principios que inspiran a la República Bolivariana de Venezuela, dando continuidad a sus estudios primarios y permitiendo su incorporación al proceso productivo social, al mismo tiempo que los y las orienta para la prosecución de estudios universitarios.

Visión

Garantizar los servicios educativos a la población comprendida entre los once (11) años y los diecinueve (19) años, dando continuidad a la Educación Primaria Bolivariana y permitiendo la articulación con la Educación Universitaria o la inclusión a la vida laboral.

Metas año 2010

Para el año 2010 se espera atender una población escolar de 1.626.815 alumnos.

- Despacho del Viceministro o Viceministra de Desarrollo para la Integración de la Educación Bolivariana: es la instancia responsable de formular, ejecutar, instrumentar y supervisar el desarrollo de la política educativa nacional, mediante el diseño y supervisión de planes, programas y proyectos que garanticen la educación a los niños, niñas, adolescentes, jóvenes, adultos y adultas con necesidades educativas especiales, a fin de garantizar su inclusión e integración pedagógica al desarrollo comunitario, su participación en la sociedad y su permanencia en el Sistema Educativo Bolivariano, facilitándoles herramientas que permitan su inserción en el campo laboral; la educación de jóvenes, adultos y adultas mediante estrategias formales y no formales que garanticen la prosecución de sus estudios y la incorporación al proceso productivo social del país, incluyendo a las comunidades indígenas y afrodescendientes para el fortalecimiento de un ser social integral, que mantenga su identidad étnica y cultural. Igualmente, atiende lo relativo a la educación física, la recreación, el deporte estudiantil y las actividades culturales, a los fines de promover la formación integral de los y las estudiantes de cada una de las modalidades educativas que integran el Sistema Educativo Bolivariano.

- Educación Especial

  La Educación Especial, es la modalidad que garantiza la atención educativa integral de la población con necesidades educativas especiales desde las tempranas edades hasta la adultez, en planteles y servicios de Educación Especial y los integrados escolarmente en otros niveles y modalidades del Sistema Educativo Bolivariano.

  Misión

  Formar y desarrollar de manera integral a las personas con necesidades educativas especiales, acorde con las exigencias de la República Bolivariana de Venezuela para su reinserción en el sistema educativo regular o en la vida laboral.

  Visión

  Ampliar la cobertura de la atención para dar respuesta al censo poblacional que está realizando la Misión José Gregorio Hernández y que reportará las personas con necesidades educativas especiales que están fuera del sistema educativo.

- Educación para Jóvenes, Adultos y Adultas:

  Es la modalidad que atiende a las personas mayores de 18 años aproximadamente, no incorporadas al sistema educativo; comprendiendo las opciones de atención presencial, semi-presencial o por encuentros.

  Misión

  Favorecer el desarrollo cultural, social y productivo de los jóvenes adultos y adultas, a través de la formación de conocimientos, científicos y tecnológicos, así como las habilidades, destrezas y valores que permitan interactuar con el medio, identificarse con su nación, actuar con conciencia social y participar activa y organizativamente en la construcción de una sociedad acorde con los ideales y principios plasmados en la Constitución de la República Bolivariana de Venezuela.

  Visión

  Brindar programas de capacitación en la Educación primaria (1° a 6° grados). Educación Secundaria (7mo al 18vo semestre). Hasta 16° semestre, se otorga el título de bachiller en ciencias o humanidades y hasta el 18° semestre, el título de técnico medio en especialidades como: Electricidad, contabilidad, informática entre otros. Adicionalmente, se ofrecen los programas de capacitación en Artes y oficios, a través del cual el participante adquiere un oficio, el cual le permite incorporarse al sistema productivo.

- Educación Intercultural

  Es la modalidad que atiende la educación integral de los pueblos y comunidades indígenas y afrodescendientes, valorando su idioma, cosmovisión, valores, saberes, conocimientos y mitologías entre otros, así como también su organización social, económica, política y jurídica, todo lo cual constituye patrimonio de la nación, como fundamento de la interculturalidad en el Sistema Educativo Bolivariano y en el sentido pleno de la venezolanidad.

  Misión

  Fortalecer e intensificar la educación propia e intercultural bilingüe de los pueblos indígenas y los afrodescendientes, asumiendo la interculturalidad como eje de organización e integración de los saberes y formas de participación y convivencia.

  Visión

  Para el año 2010 se continuará con la atención de la educación integral de los pueblos y comunidades indígenas y afrodescendientes.

- Educación Física, la Cultura, el Deporte y la Recreación:

  Es la que atiende e impulsa el desarrollo de la educación física, la cultura, el deporte y la recreación de los niños, niñas, adolescentes, jóvenes, adultos y adultas del Sistema Educativo Bolivariano, como actividades fundamentales para la formación integral y el fomento de la cultura popular y las tradiciones; así como de las costumbres venezolanas, latinoamericanas y caribeñas, en beneficio de la calidad de vida individual y colectiva de los ciudadanos y ciudadanas.

  Misión

  Articular acciones con las direcciones generales que integran los Niveles y Modalidades Educativos del Sistema Educativo, en correspondencia a su currículo; así como con otras direcciones generales del Despacho que faciliten la aprobación de experiencias de aprendizaje, Inter. y transdisciplinarias, promoviendo la formación integral de los niños, niñas, adolescentes, jóvenes, adultos y adultas.

  Visión

  Para el año 2010, entre otras, están previstas las siguientes acciones:

  Dotación de materiales deportivos y culturales a planteles educativos, para contribuir con el fortalecimiento de los programas que en esta materia se desarrollan en el Sistema Educativo Bolivariano.

  Realización de actividades físicas, deportivas, recreativas y culturales en todos los espacios y momentos, para promover la participación masiva de ciudadanos y ciudadanas.

- Despacho del Viceministro o Viceministra de Participación y Apoyo Académico: Es la instancia responsable de la planificación, coordinación, dirección, control y supervisión de planes, programas y proyectos dirigidos a facilitar la educación integral de los y las estudiantes, mediante la promoción, prevención, atención integral y defensoría de éstos y éstas, fortaleciendo el desarrollo humano integral de sus capacidades y potencialidades. Le compete además, la incorporación de la comunidad y la familia en la toma de decisiones del espacio escolar y lo referente a la normativa y regulación en materia de supervisión, registro, inscripción inicial y renovación de inscripción de planteles privados y academias; así como el establecimiento de criterios de evaluación, control de estudios, legalización de documentos probatorios de estudios y preservación y restauración de documentos académicos. Está conformado por las Direcciones Generales de Protección y Desarrollo Estudiantil, de Comunidades Educativas y de Registro y Control Académico.

- Dirección General de Protección y Desarrollo Estudiantil:

  Es la dependencia responsable de coordinar, orientar y supervisar los planes, programas y proyectos diseñados en materia de asistencia académica, bienestar y apoyo social, salud y recreación, que permitan a los y las estudiantes de la educación formal y no formal aprovechar con mayor eficiencia su tiempo de estudio y los recursos necesarios para llevar a cabo su aprendizaje, logrando el mejor aprovechamiento de las oportunidades educacionales y fortaleciendo el desarrollo integral de su personalidad.

  Misión

  Brindar asistencia académica, bienestar estudiantil y apoyo social, salud y recreación a los estudiantes de la educación formal y no formal, de manera que puedan aprovechar con mayor eficiencia su tiempo de estudio y los recursos necesarios para llevar a cabo su aprendizaje, a fin de lograr el mejor aprovechamiento de las oportunidades educacionales.

  Visión

  Para el año 2010 están previstas, entre otras, las siguientes acciones:

  Se continuará con la política de salud integral de la población estudiantil inscrita en planteles de los Niveles y Modalidades Educativas.

  Continuar con la política de asistencia económica, mediante el otorgamiento y renovación de becas escolares a estudiantes inscritos en los planteles de los Niveles y Modalidades Educativas.

  Se continuará con la política de dotar de uniformes escolares a la población estudiantil inscrita en planteles nacionales.

  Se continuará con el suministro diario de una alimentación adecuada, variada y de calidad a niños, niñas y adolescentes, inscritos en los Planteles de los Niveles y Modalidades Educativas.

  Se continuará con las dotaciones de uniformes y calzados a los procesadores de alimentos de los planteles nacionales (Madres y/o Padres).

- Dirección General de Comunidades Educativas

  Es responsable de coordinar la formulación e instrumentación de la política educativa destinada a la promoción de las comunidades educativas a nivel nacional, con el propósito de incorporar la comunidad y la familia en la toma de decisiones en las escuelas. Le corresponde además, la dirección, coordinación y supervisión del programa de subvenciones a los planteles e instituciones privadas.

  Visión

  Para el año 2010 esta previsto realizar, entre otras las siguientes acciones:

  Realizar talleres de formación para consolidar el proceso organizativo de las Comunidades Educativas, vinculando con los Consejos Comunales y otras organizaciones comunitarias.

  Se realizarán talleres de formación para la organización de las Comunidades Educativas de la modalidad de educación Intercultural en sus componentes indígenas y afrodescendientes.

- Dirección General de Registro y Control Académico:

  Es la dependencia responsable de establecer las normas y reglamentos en materia de equivalencias, reválida, transferencias y reconocimiento de estudios, convalidación de títulos extranjeros de los y las estudiantes de los diferentes niveles y Modalidades Educativas, así como los criterios y lineamientos vinculados con el proceso de evaluación de los aprendizajes, registros, archivos de control de estudios, legalización de documentos probatorios de estudios y de preservación de la memoria académica del Ministerio.

  Misión

  Formular criterios y lineamientos que estén acordes con el proceso de evaluación de los aprendizajes, registro, archivo de control de estudios, legalización de documentos probatorios de estudios y de preservación de la memoria académica del Despacho.

  Visión

  Para el año 2010 están previstas, entre otras, las siguientes acciones:

  Se continuará con el otorgamiento de equivalencia, reválida, transferencias, convalidaciones de títulos extranjeros y reconocimientos de estudios y reválidas o equivalencia de estudios cruzados en el exterior.

  Se coordinará, dirigirá y supervisará el archivo de control de estudios del Ministerio, brindando asistencia técnica a las Zonas Educativas en la materia.

- Despacho del Viceministro o Viceministra de Programas de Desarrollo Académico: Es responsable de la planificación, implementación y evaluación curricular; así como de la supervisión educativa y la formación tanto del personal docente en ejercicio como de los nuevos docentes, de acuerdo con las necesidades del proceso educativo, la producción y difusión de programas audiovisuales de carácter educativo en apoyo a la labor de los docentes y a cada uno de los niveles y modalidades educativas, la televisión educativa y las bibliotecas escolares; así como la incorporación de las tecnologías de la información y comunicación al proceso educativo. Está conformado por la Direcciones Generales de Currículo, de Supervisión Educativa, de Formación de Personal Docente, de Recursos para el Aprendizaje y de Tecnología de la Información y la Comunicación para el Desarrollo Educativo.

  - Dirección General de Currículo:

    Es la dependencia responsable de coordinar, promover y supervisar la implementación, evaluación y permanente construcción del diseño curricular del Sistema Educativo, para el logro de una educación y escuelas inscritas en la perspectiva de la filosofía humanista de formación integral del nuevo ciudadano y la nueva ciudadanía, y basada en el contexto de refundar la República para establecer una sociedad democrática, participativa, protagónica, multiétnica y pluricultural.

    Misión

    Garantizar la coordinación, promoción y supervisión de la implementación, evaluación y construcción del diseño curricular del Sistema Educativo Bolivariano, que permita el logro de una educación y escuelas inscritas en la filosofía humanista de formación integral del nuevo ciudadano y la nueva ciudadana.

    Visión

    Para el año 2010 están previstas, entre otras, las siguientes acciones:

Se desarrollarán mesas técnicas interministeriales e intraministerial en materia de la elaboración de currículo de formación ciudadana de la República Bolivariana de Venezuela.

Se les dará asistencia técnica a los equipos curriculares regionales.

Se realizará la sistematización, seguimiento y evaluación del desarrollo curricular en los diferentes Niveles y Modalidades Educativas del Sistema Educativo.

- Dirección General de Supervisión Educativa:

Es la dependencia responsable de coordinar y dirigir la supervisión técnico-docente, administrativa, de infraestructura física y legal a los planteles y servicios educativos oficiales y privados en las instancias nacionales, estadales, municipales y locales.

Misión

Contribuir al desarrollo efectivo de los procesos pedagógicos, técnicos, administrativos y legales, garantizando la calidad y equidad de la educación, así como el óptimo funcionamiento de las instancias del Ministerio del Poder Popular para la Educación en el desempeño de sus atribuciones.

Visión

Para el año 2010 están previstas, entre otras, las siguientes acciones:
Desarrollar un Sistema Nacional de Supervisión Educativa Bolivariana que permita la efectiva organización y funcionamiento de la supervisión educativa integral e integrada en las diferentes instancias del MPPE en el marco de la profundización de la Educación Bolivariana.
Dirección General de Formación del Personal Docente: Es la dependencia responsable de diseñar, coordinar, supervisar y evaluar la ejecución de la política de formación permanente tanto del personal docente en servicio como el nuevo.

Misión

Optimizar el desempeño de los docentes como estructura pedagógica y organizacional, a fin de fortalecer el funcionamiento de las instituciones escolares, garantizando el cumplimiento de la Política Educativa y, por ende, la formación del nuevo republicano.

Visión

Para el año 2010 está prevista, entre otras, la siguiente acción:
Fortalecer el espíritu innovador y productor de conocimiento en la formación profesional de las y los docentes venezolanos (as), con la finalidad de formar a un docente transformado (no tradicional), como lo requiere la República Bolivariana de Venezuela. Así mismo, el docente debe ser innovador, investigador, con sentido de pertenencia, ética profesional y con ideales y principios de transformación.

- Dirección General de Recursos para el Aprendizaje:

Es la dependencia responsable de diseñar, producir y difundir programas audiovisuales de apoyo al docente; así como los materiales y recursos complementarios al proceso de aprendizaje de los y las estudiantes en los distintos Niveles y Modalidades del Sistema Educativo.

Misión

Se encarga de garantizar la prosecución de estudios e incorporación del conocimiento y uso de las tecnologías en el proceso educativo, mejorando la práctica pedagógica de los y las docentes en los ambientes educativos, a través del uso de recursos novedosos, optimizando la formación integral de los estudiantes. Así mismo, contribuye a la formación de un ciudadano y una ciudadana con principios, virtudes y valores de libertad, cooperación, solidaridad, convivencia, unidad e integración, que garantice la dignidad y el bienestar individual y colectivo.

Visión

Dotar a nivel nacional a los planteles oficiales de materiales bibliográficos, didácticos, mobiliarios, equipos de computación, materiales impresos y audiovisuales de calidad, destinados a satisfacer las necesidades del personal docente, bibliográfico, alumnos y comunidad en general. De igual manera, impulsar el desarrollo tecnológico a través de la creación de una red comunicacional en planteles educativos.

- Dirección General de Tecnología de la Información y la Comunicación para el Desarrollo Educativo:

Es la dependencia responsable de facilitar la gestión de los procesos académicos y administrativos de las dependencias adscritas a los Despachos de los viceministros o viceministras, mediante la automatización y el desarrollo de sistemas de información y herramientas tecnológicas que apoyen el proceso de aprendizaje en los niveles y modalidades educativas del Sistema Educativo Bolivariano.

Misión

Facilitar la incorporación y el uso educativo de las tecnologías de la información y la comunicación (TIC), en los procesos de enseñanza y aprendizaje del Sistema Educativo Bolivariano, como factor que contribuye a la formación integral del ser social, solidario y productivo.

Visión

Para el año 2010 está previsto entre otras acciones, disponer de personas participativas y productivas que se apropien de las tecnologías de la información y la comunicación en todos los espacios educativos para contribuir con la consolidación del Sistema Educativo Bolivariano. Así mismo, se tiene previsto a través de las tecnologías de la información y la comunicación, realizar la conformación de Redes Sociales de Comunicación Comunitarias en cinco (5) estados y treinta (30) municipios.
Para el año 2010, el Ministerio del Poder Popular para la Educación, tiene previsto los recursos presupuestarios para atender los proyectos que se mencionan a continuación:

Presupuesto año 2010:

EJECUTOR	PROYECTO DE GESTIÓN		MONTO ASIGNADO Bs.
MPPE - Despacho del Ministro	106.391	Todas las manos a la siembra	4.250.521
MPPE - Despacho del Ministro	105.909	Fortalecimiento del tercer motor moral y luces	37.191.211
MPPE - Despacho del Ministro	105.933	Estímulo a la conciencia social de los trabajadores del Ministerio del Poder Popular para la Educación	549.230
MPPE - Oficina Estratégica de Seguimiento y Evaluación de Políticas Públicas.	105.984	Plan estadístico del Ministerio del Poder Popular para la Educación	983.977
MPPE - Oficina de Recursos Humanos	106.010	Recurrencia y apertura del año escolar	12.420.558.041
MPPE - Viceministerio de Articulación de la Educación Bolivariana / Viceministerio de Desarrollo para la Integración de la Educación Bolivariana	106.195	Funcionamiento de Planteles Educativos	100.406.857
MPPE - Viceministerio de Programas de Desarrollo Académico	106.128	Construcción y desarrollo del currículo en el Subsistema de Educación Básica	726.483
	106.205	Fortalecimiento y creación de espacios para el periodismo escolar en sus diferentes formatos y plan de lectura	839.866
	106.280	Recursos para el aprendizaje dirigidos al Subsistema de Educación Básica	37.598.996
MPPE – Despacho del Viceministro de Participación y Apoyo Académico	106.442	Programa de Alimentación Escolar	1.031.079.228
TOTAL			**13.634.184.410**

Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

El Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia, es un organismo sin personalidad jurídica con rango de Dirección General, creado mediante decreto No. 353 de fecha 21/09/94, publicado en la Gaceta Oficial de la República de Venezuela N° 35.552 de fecha 22/09/94, adscrito actualmente al Ministerio del Poder Popular para la Educación, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.262 de fecha 31-08-2005.

Misión

Coadyuvar en el proceso sostenido y creativo de formación de los niños y niñas de 0 a 6 años de edad, que serán los adultos destinados a consolidar las familias y sociedad con los nuevos valores de la patria que en Venezuela hoy se está construyendo.

Visión

Ser un organismo con alta capacidad de atención y formación de los niños y niñas de 0 a 6 años de edad, familia y comunidad, con adecuación tecnológica y simplificación de procedimientos administrativos, que le permitan colocarse a la vanguardia de la transformación institucional del país.

Área Estratégica: Protección Social y Desarrollo Integral

Proyecto: Fortalecimiento de la atención integral de calidad a niños y niñas de 0 a 6 años de edad, familias y comunidad

Academia Nacional de Ciencias Económicas

La Academia Nacional de Ciencias Económicas es una institución de carácter público, creada mediante Ley del Congreso de la República de Venezuela de fecha 10 de agosto de 1983 publicada en la Gaceta Oficial N° 32.796 de fecha 24 de agosto de 1983 bajo la tutela del Ministerio de Educación, con personalidad jurídica y patrimonio independiente al fisco nacional, con el objetivo de contribuir al desarrollo de las Ciencias Económicas y al estudio de la economía venezolana.

Misión

Contribuir con el desarrollo de las Ciencias Económicas y el estudio de la Economía, mediante la difusión y la edición de las investigaciones realizadas por los académicos.

Visión

Ser una institución rectora en materia económica a nivel nacional, capaz de dirigir y coordinar todas las actividades referentes a la investigación, difusión, publicación y biblioteca para el desarrollo de las Ciencias Económicas.

Academia de Ciencias Físicas, Matemáticas y Naturales

La Academia de Ciencias Físicas, Matemáticas y Naturales fue creada por Ley del Congreso de los Estados Unidos de Venezuela de fecha 13 de junio de 1917 y publicada en la Gaceta Oficial N° 13.181 de fecha 27 de junio de 1917; la integran 30 Individuos de Número, 20 Miembros Correspondientes Nacionales y 30 Miembros Correspondientes Extranjeros. Además, contempla la constitución de comisiones permanentes para estudiar aquellos asuntos que sean sometidos a la consideración de la Corporación.

Misión

La Academia de Ciencias Físicas, Matemáticas y Naturales tiene como función principal promover, integrar y difundir el avance del conocimiento científico y tecnológico, en el marco de la universalidad del saber. Para ello: contribuirá a la creación de conocimiento científico y tecnológico y velará por su uso en función del bienestar social y el desarrollo sustentable. Estimulará la formación de recursos humanos para la ciencia y la tecnología promoviendo las mejores prácticas de enseñanza de las ciencias. Realizará estudios e informará sobre el avance científico y tecnológico mundial y dentro de este contexto analizará la situación del país. Asesorará en los asuntos de su competencia a entes públicos y privados. Para conseguir estos objetivos la Academia selecciona sus integrantes en razón de su experiencia y reconocidos logros académicos.

Visión

Ser una Institución reconocida por su influencia en la orientación de la Ciencia y la Tecnología, así como de su enseñanza e inserción en la sociedad, en concordancia con las políticas que, en esas materias, se proponen en el país para contribuir al bienestar social y al desarrollo sustentable.

Academia de Ciencias Políticas y Sociales

La Academia de Ciencias Políticas y Sociales fue creada por Ley del 16 de julio de 1915 y se rige por Ley de 30 de junio de 1924.
Conforme a su Ley de Creación de 1915 reformada en 1924, es una Corporación de Derecho Público que tiene como misión fundamental las siguientes:

- Propender al desarrollo y progreso de las ciencias políticas y sociales en general.
- Cooperar en el progreso y mejora de la Legislación; redactar y revisar los proyectos de Códigos y demás leyes que sean presentadas por el Ejecutivo Nacional.
- Corresponde a la Academia cumplir los encargos relativos a Leyes o a Reglamentos que le confíe el Ejecutivo Nacional o algún Gobernador de Estado, y además informar sobre cualesquiera otras materias que le sometan a su estudio el Ejecutivo Nacional.
- La Academia tiene la tarea de formar una biblioteca en la cual figuren las mejores obras de Ciencias Políticas y Sociales.

Misión

Propender al desarrollo y progreso de las Ciencias Jurídicas, debiendo además, cooperar en las reformas y mejoras de la legislación venezolana, ya por medio de conferencias dadas en el seno del Cuerpo, ya también por medio de estudios sobre puntos determinados, que se publicarán en el órgano oficial de la Corporación, o promoviendo certámenes de acuerdo con sus Estatutos.

Visión

Ser una corporación a la vanguardia en el estudio de las ciencias jurídicas y sociales del país y que tenga estrecha relación con los demás instituciones de igual índole en el mundo.

Academia Nacional de la Historia

La Academia Nacional de la Historia fue creada por Decreto Orgánico de fecha 28 de octubre de 1888; la integran 24 Individuos de Número, 55 Miembros correspondientes Nacionales y 68 Miembros correspondientes Extranjeros, tiene por finalidad identificar, acopiar y rescatar la información documental, hemerográfica, bibliográfica, digitalizada, audiovisual, etc., disponible sobre la vida política, económica, cultural y social de la nación; velar porque sea tratado con la mayor objetividad, así como custodiar su legado histórico, preservarlo y organizarlo para facilitar el acceso a la información recopilada.

Misión

Identificar, acopiar y rescatar la información documental, hemerográfica, bibliográfica, digitalizada, audiovisual, disponible sobre la vida política, económica, cultural y social de la nación; velar porque sea tratado con la mayor objetividad, así como custodiar su legado histórico, preservarlo y organizarlo para facilitar el acceso a la información recopilada.

Visión

- Reafirmar la identidad nacional mediante la divulgación histórica a través de programas editoriales, audiovisuales y actividades especiales en el país. Desarrollar la investigación histórica, humanística de Ciencias Sociales y apoyar la realizada en otros centros de educación e investigación.
- Proyecto: Fortalecimiento del acervo histórico, conservación, organización y automatización de colecciones documentales.
- Objetivo: Dar a conocer a través de la divulgación el patrimonio cultural, preservando las fuentes históricas y nuestra identidad nacional.
- Resultado: Base de datos elaborada, para el incremento de la difusión de nuestro patrimonio cultural e histórico.
- Ejecutor: Academia Nacional de la Historia
- Proyecto: Promoción, fomento y difusión del conocimiento histórico nacional y del pensamiento bolivariano
- Objetivo: Publicar un conjunto de obras dirigidas al estímulo de la lectura y al refuerzo del conocimiento de nuestros valores patrios
- Resultado: Publicación de 26 obras para el fortalecimiento de los valores patrios.

Academia Venezolana de la Lengua

La Academia Venezolana de la Lengua, fue creada por Decreto de fecha 10 de abril de 1883, consta en el Tomo X, página 270, insertada en la "Recopilación de Leyes y Decretos de Venezuela" Nº 2486, sobre Instalación de la Academia Venezolana y lo concerniente a su organización y régimen. Está integrada por Individuos de Número, Miembros Correspondientes Nacionales, Extranjeros y de Honor. El Estatuto de la Academia Venezolana de la Lengua, contempla además, la constitución de comisiones permanentes para estudiar aquellos asuntos que sean sometidos a la consideración de la Corporación.

Misión

La misión principal de la Academia Venezolana de la Lengua, según el Estatuto que regula su funcionamiento, es velar por el mantenimiento de la integridad y corrección de la lengua española, y por la calidad y eficacia de su enseñanza, procurando que su natural evolución no altere su genio ni menoscabe su unidad fundamental.

Visión

Continuar precisando con criterio moderno y científico los valores de estudio que orientan a nuestra Corporación, relacionados con el Español que hablamos los venezolanos, y lograr que desarrollemos las estrategias necesarias para una presencia mediática que le permita a la Academia, crear y mantener conciencia pública de la importancia que tiene el buen uso del idioma en el desarrollo integral de un país en la preservación de su identidad.
Proyecto: Publicaciones y eventos de difusión de la Academia Venezolana de la Lengua. Objetivo: Promocionar el estudio y la investigación en el área de la lingüística, gramática y literatura, a través de ediciones, publicaciones y eventos de difusión.
Resultado: Edición y publicación de los trabajos de investigación y entrega del Premio de Lingüística
Proyecto: Centro de Documentación de la Academia Venezolana de la Lengua

Academia Nacional de Medicina

La Academia Nacional de Medicina fue creada el 11 de junio de 1904 por Ley Orgánica publicada en la Gaceta Oficial de los Estados Unidos de Venezuela Nº 20.557 de fecha 5 de agosto de 1941 como la Corporación oficial, Científica y Doctrinaria que represente la Ciencia Médica Nacional, le de impulso, guarde su tradición y constituya escuela.

Misión

La Academia Nacional de Medicina se ocupa de todo lo relativo al estudio de las ciencias biológicas y en especial de la Patología e Higiene Nacional, asuntos en que puede actuar como cuerpo consultor.

Visión

Propiciar el estudio, investigación, discusión y difusión de todo lo relativo a las ciencias médicas en general.

Fundación de Edificaciones y Dotaciones Educativas (FEDE)

La Fundación de Edificaciones y Dotaciones Educativas – FEDE – es una institución de gestión pública, creada mediante Decreto Presidencial Nº 1.555 de fecha 11 de mayo de 1.976, publicado en la Gaceta Oficial Nº 30.978, de fecha 11/05/1976 bajo la tutela del Ministerio de Desarrollo Urbano. En fecha 21 de mayo de 1990, en Gaceta Nº 34.471 y por Decreto Nº 899, se dispone que el Ministerio de Educación ejercerá la tutela de la Fundación.

Misión

Atender la planta física educativa nacional para garantizar a las comunidades espacios seguros, funcionales y confortables, con la finalidad de fortalecer el proceso educativo.

Visión

Ser el organismo rector de la planta física educativa nacional, dentro de parámetros de excelencia e innovación; capaz de desarrollar conocimiento y tecnología en el área de su competencia, que le permita ser reconocida en el ámbito nacional e internacional de lograr la participación proactiva de las comunidades educativas, en todo lo concerniente a la edificación escolar; de obtener recursos financieros bajo condiciones económicas favorables y de atender integralmente la planta física educativa.

Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

El Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia, CENAMEC fue creado el 06 de agosto de 1973, según Decreto N° 1365 publicado en la Gaceta Oficial de la República de Venezuela N° 30.171 de la misma fecha. El 20 de septiembre de 1995 mediante el Decreto N° 847, publicado en Gaceta Oficial N° 35.823 del 25 de octubre del 1995, el CENAMEC es transformado en Fundación del Estado bajo la tutela del Ministerio de Educación, con la finalidad de atender en forma orgánica, continua y sistemática, el mejoramiento del proceso enseñanza-aprendizaje de la Ciencia en la Educación Venezolana.

Misión

Mejorar la calidad del proceso educativo, asociado a la ciencia, la tecnología y otras áreas conexas, introduciendo innovaciones en los medios y métodos de enseñanza, mediante la actualización de quienes tienen la responsabilidad social -como actores directos- de participar en la educación de los niños, niñas y jóvenes del país, así como despertar vocaciones tempranas en este sentido y contribuir al desarrollo cultural de la población venezolana desde sus comunidades.

Visión

Hacer de la Fundación CENAMEC una institución auto sustentable, líder, altamente productiva y eficaz en el área del aprendizaje y enseñanza de la ciencia, la tecnología y otras áreas afines, para apoyar la función del Estado en su responsabilidad de mejorar la calidad del Sistema Educativo Bolivariano incluyendo el Sistema de Misiones. Vincular la enseñanza de la ciencia a las necesidades productivas y de desarrollo de cada una de las regiones del país, en colaboración con otros ministerios, cooperativas, empresas públicas y privadas, así como organizaciones afines, nacionales e internacionales.

Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

La Fundación Medios Audiovisuales al Servicio de la Educación EDUMEDIA, se crea mediante Decreto N° 1.100, del 24 de noviembre de 2000, publicado en Gaceta Oficial de la República Bolivariana de Venezuela No 37.087 de fecha 28/11/2000, con autonomía presupuestaria, administrativa, financiera y de gestión en las materias de su competencia, dependiente del, para la fecha, Ministerio de Educación y Deportes.
La Fundación EDUMEDIA tiene como finalidad ejecutar la política educativa establecida por el Ministerio del Poder Popular para la Educación, a través de los medios audiovisuales; así como diseñar, investigar, adaptar, desarrollar, producir, distribuir y evaluar los contenidos del Proyecto Nacional Medios Audiovisuales al Servicio de la Educación.

Misión

Implementar, desarrollar y difundir contenidos educativos, mediante el uso de tecnología informativa de punta (en medios audiovisuales e impresos), para contribuir con el proceso educativo nacional, facilitando a la sociedad el acceso al conocimiento y a la información, Todo ello enmarcado en el principio participativo de la democracia y con sentido de igualdad de oportunidades.

Visión

Ser una organización reconocida nacional e internacionalmente como una fundación de medios audiovisuales dirigida a la producción y difusión de contenidos pedagógicos. En este sentido, capacita a los actores del proceso educativo en el dominio de los medios audiovisuales, impresos y/o electrónicos, teniendo como objetivo compartir información y conocimientos con la sociedad.

Fundación Bolivariana de Informática y Telemática (FUNDABIT)

La Fundación Bolivariana de Informática y Telemática (FUNDABIT), es un organismo adscrito al Ministerio del Poder Popular para la Educación, constituido según Decreto Nº 1.193, del 6 de febrero de 2001, publicado en la Gaceta Oficial Nº 37.137 del 9 de febrero de 2001.

Misión

Incorporar las Tecnologías de la Información y la Comunicación (TIC) en el proceso educativo para contribuir con la formación integral del individuo.

Visión

Ser la institución de vanguardia del Ministerio del Poder Popular para la Educación en apoyo a la gestión educativa, mediante la incorporación de las Tecnologías de la Información y la Comunicación (TIC).

Fundación Nacional "El Niño Simón"

La Fundación del Niño fue registrada con el nombre de Festival del Niño bajo el Nº 30 folio 77, protocolo 1ero, tomo 18, Planilla Nº 475.985 ante la oficina subalterna del Primer Circuito de Registro del Departamento Libertador del Distrito Federal en fecha 10 de noviembre de 1966. Pasa a denominarse Fundación del Niño en julio de 1975, mediante registro en el folio 35, tomo 6, protocolo 1ero. Por Decreto Nº 5.590 del 12 de septiembre de 2007, publicado el 14 de septiembre de 2007 en la Gaceta Oficial Nº 38.769, la Fundación pasa a la adscripción del Ministerio del Poder Popular para la Educación. El 03 de abril del año 2008, mediante Decreto Nº 5.982, publicado en la Gaceta Oficial Nº 38.902 de la misma fecha, se autoriza el cambio del nombre a la Fundación Nacional "El Niño Simón"

Misión

Lograr la mayor suma de felicidad y bienestar posible en todos los niños, niñas y jóvenes en la República Bolivariana de Venezuela.

Visión

Ser la institución que garantice el desarrollo y la formación integral de todos los niños, niñas y jóvenes de la República Bolivariana de Venezuela.

Academia Nacional de la Ingeniería y el Hábitat

La Academia Nacional de la Ingeniería y el Hábitat fue creada por Ley publicada en la Gaceta Oficial de la República Nº 5.263 Extraordinario de fecha 17 de septiembre de 1999, como una Corporación de carácter público, con personalidad jurídica y patrimonio independiente al Fisco Nacional. La integran 35 Individuos de Número, hasta 66 Miembros Correspondientes Nacionales, Miembros Correspondientes Extranjeros y 4 Miembros Honorarios. La Academia tiene por finalidad contribuir al desarrollo de las ciencias, la tecnología y las artes vinculadas con las disciplinas de la ingeniería y el hábitat.

Misión

Contribuir al desarrollo de las ciencias, la tecnología y las artes vinculadas con las disciplinas de la ingeniería y el hábitat y en los estudios relacionados con el aporte de dichas disciplinas al desenvolvimiento del país.

Visión

La Academia es una institución llamada a elevar la discusión permanente de los asuntos más importantes del país, en especial los de carácter científico y tecnológico vinculado a la ingeniería y el hábitat.

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación, fue creado mediante el Decreto N° 337 de fecha 23 de Noviembre de 1949, con la función primordial de velar por la protección social y el mejoramiento de las condiciones de vida de sus miembros, de los parientes inmediatos y sus herederos. Teniendo como principales objetivos: promover, y desarrollar un Sistema de Seguridad Social Integral y orientado al mejoramiento permanente de la calidad de vida del personal docente y personal administrativo del Ministerio de Educación.

Misión

Promover y desarrollar un Sistema de Seguridad Social Integral y orientado al mejoramiento permanente de la calidad de vida del personal docente y personal administrativo del Ministerio de Educación, y de otros organismos afiliados al Instituto, mediante la prestación oportuna, eficiente y efectiva de asistencia en sus requerimientos de afiliación; créditos hipotecarios o personales; médico-asistencial; culturales, recreativos, deportivos y de ayudas socioeconómicas.

Visión

Ser un organismo eficiente en la prestación de servicios de Seguridad y Asistencia Social Integral, con una atención de alta calidad para el personal Docente y Administrativo del Ministerio de Educación y otros entes educativos afiliados al IPASME, en el marco de los principios de universalidad, solidaridad, unidad, integralidad y participación democrática.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
105.909	100048000	Fortalecimiento del Tercer Motor Moral y Luces	Organización			50.000	37.191.211			37.191.211
105.933	100049000	Estímulo a la Conciencia Social de los Trabajadores del Ministerio del Poder Popular para la Educación.	Trabajador Beneficiado	120	80	200	549.230			549.230
105.984	100050000	Plan Estadístico del Ministerio del Poder Popular para la Educación.	Plan			1	983.977			983.977
106.391	100051000	Todas las Manos a la Siembra	Espacio			240	4.250.521			4.250.521
106.442	100052000	Programa de Alimentación Escolar	Niña, Niño, Adolescente y Joven	2.108.670	1.946.465	4.055.135	1.031.079.228			1.031.079.228
106.128	100053000	Construcción y Desarrollo del Currículo en el Subsistema de Educación Básica	Profesor	101.909	327.916	429.825	726.483			726.483
106.205	100054000	Fortalecimiento y Creación de Espacios para el Periodismo Escolar en sus Diferentes Formatos y Plan de Lectura.	Centro			8	839.866			839.866
106.280	100055000	Recursos para el Aprendizaje del Subsistema de Educación Básica	Material Educativo			279.188	37.598.996			37.598.996
106.010	100056000	Recurrencia y Apertura del año Escolar	Nómina			180	8.968.442.919	3.452.115.122		12.420.558.041
106.195	100057000	Funcionamiento de Planteles Educativos.	Escuela			14.578	100.406.857			100.406.857
	109999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.188.018.255	1.188.018.255			1.188.018.255
						TOTAL	**11.370.087.543**	**3.452.115.122**		**14.822.202.665**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
100001000	Dirección y Coordinación de los Gastos de los Trabajadores	1.552.054.361	1.384.085.152		2.936.139.513
100002000	Gestión Administrativa	2.913.049.104			2.913.049.104
100003000	Previsión y Protección Social	2.077.203.131	879.799.726		2.957.002.857
TOTAL		**6.542.306.596**	**2.263.884.878**		**8.806.191.474**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**275.585**	**103.646**	**11.494**	**390.725**	**3.601.972.015**	**398.310.824**	**4.000.282.839**
Directivo	218	146	178	542	5.185.334		5.185.334
Profesional y Técnico	3.369	1.116		4.485	46.282.959	25.345.044	71.628.003
Personal Administrativo	60.245	13.154	5.056	78.455	516.620.199	227.226.794	743.846.993
Personal Docente	154.381	40.344	3.260	197.985	2.302.678.514		2.302.678.514
Obrero	57.372	48.886	3.000	109.258	731.205.009	145.738.986	876.943.995
Personal Fijo a Tiempo Parcial	**99.774**	**63.779**	**8.178**	**171.731**	**1.618.491.015**		**1.618.491.015**
Personal Docente	99.774	63.779	8.178	171.731	1.618.491.015		1.618.491.015
Personal Contratado	**26**	**34**	**5**	**65**	**735.598**		**735.598**
Profesional y Técnico	26	33	5	64	728.462		728.462
Personal Administrativo		1		1	7.136		7.136
TOTAL	**375.385**	**167.459**	**19.677**	**562.521**	**5.221.198.628**	**398.310.824**	**5.619.509.452**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	7.679	5.721	**13.400**	**216.527.936**
Obreros	2.020	1.873	3.893	59.135.360
Empleados	609	459	1.068	12.794.743
Docentes	5.050	3.389	8.439	144.597.833
Jubilados	89.944	63.042	**152.986**	**2.740.474.921**
Obreros	12.694	8.790	21.484	238.596.106
Empleados	4.295	3.431	7.726	49.336.123
Docentes	72.955	50.821	123.776	2.452.542.692
TOTAL	**97.623**	**68.763**	**166.386**	**2.957.002.857**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	10.905.150.713	4.836.200.274		15.741.350.987
4.02	Materiales, suministros y mercancías	887.785.478			887.785.478
4.03	Servicios no personales	224.204.626			224.204.626
4.04	Activos reales	13.443.989			13.443.989
4.07	Transferencias y donaciones	5.613.594.435	879.799.726		6.493.394.161
4.11	Disminución de pasivos	268.214.898			268.214.898
	TOTAL	**17.912.394.139**	**5.716.000.000**		**23.628.394.139**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.800.681.159			1.800.681.159
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.643.271.958			1.643.271.958
4.07.01.03.00	Transferencias corrientes internas al sector público	1.643.271.958			1.643.271.958
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	979.351.304			979.351.304
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	322.713.609			322.713.609
	- A0135 Academia Nacional de Ciencias Económicas	683.010			683.010
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	1.228.211			1.228.211
	- A0137 Academia de Ciencias Políticas y Sociales	1.603.258			1.603.258
	- A0138 Academia Nacional de la Historia	2.262.271			2.262.271
	- A0139 Academia Venezolana de la Lengua	828.802			828.802
	- A0140 Academia Nacional de Medicina	1.173.002			1.173.002
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	148.237.267			148.237.267
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	12.665.992			12.665.992
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	16.178.813			16.178.813
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	130.487.837			130.487.837
	- A0477 Fundación Colombeia	51.610.985			51.610.985
	- A0484 Fundación Nacional El Niño Simón	283.570.538			283.570.538
	- A0491 Fundación Escuela Metropolitana de Formación Ciudadana "Simón Rodriguez" (FEMFOC)	5.357.118			5.357.118

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	750.591			750.591
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	663.920.654			663.920.654
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	663.920.654			663.920.654
4.07.03.00.00	Transferencias y donaciones de capital internas	157.409.201			157.409.201
4.07.03.03.00	Transferencias de capital internas al sector público	157.409.201			157.409.201
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	157.409.201			157.409.201
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	157.409.201			157.409.201

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.654.628.039			1.654.628.039
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.654.628.039			1.654.628.039
4.07.01.01.00	Transferencias corrientes internas al sector privado	1.654.628.039			1.654.628.039
4.07.01.01.70	Subsidios educacionales al sector privado	1.596.968.029			1.596.968.029
	- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000			200.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	65.000			65.000
	- S1040 Convenio ME - AVEC	1.553.004.014			1.553.004.014
	- S1041 Planteles no Afiliados al Convenio	3.265.531			3.265.531
	- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	34.520.264			34.520.264
	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	1.487.868			1.487.868
	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	232.424			232.424
	- S1572 Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	19.500			19.500
	- S1573 Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	15.600			15.600
	- S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	18.200			18.200
	- S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	25.740			25.740
	- S1576 Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	29.250			29.250
	- S1577 Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	24.336			24.336

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	25.896			25.896
	- S1579 Unidad Educativa Básica Bortolomé Salom, Municipio Girardot del Estado Aragua	27.970			27.970
	- S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	32.432			32.432
	- S1582 Unidad Educativa Escuela Básica Privada "Paraíso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	15.600			15.600
	- S1583 Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	32.760			32.760
	- S1585 Asociación Civil Congregación Hermanas Agustinas, Municipio Girardot del Estado Aragua	15.600			15.600
	- S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	34.320			34.320
	- S1587 Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	41.184			41.184
	- S1589 Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	15.600			15.600
	- S1590 Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del Estado Bolívar	15.600			15.600
	- S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	24.367			24.367
	- S1593 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa T. de Kanavayen, Municipio Gran Sabana del Estado Bolívar	15.600			15.600
	- S1594 Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolívar	26.000			26.000
	- S1595 Unidad Educativa Colegio San Pedro y San Pablo, Municipio El Callao del Estado Bolívar	26.760			26.760

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	65.000			65.000
	- S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	16.731			16.731
	- S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	65.000			65.000
	- S1602 A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	25.896			25.896
	- S1603 Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	13.513			13.513
	- S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	27.768			27.768
	- S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	21.996			21.996
	- S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	26.520			26.520
	- S1609 Instituto Psicopedagógico El Ávila A.C.	42.120			42.120
	- S1611 Unidad Educativa Privada Miguel Ángel, Municipio Libertador del Distrito Capital	18.454			18.454
	- S1614 Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	20.592			20.592
	- S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	9.250			9.250
	- S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	29.172			29.172
	- S1617 Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	42.225			42.225
	- S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	17.394			17.394

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1621 Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	3.510			3.510
	- S1622 Fundación Mevorah Florentin, Municipio Libertador del Distrito Capital	15.600			15.600
	- S1623 Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	12.480			12.480
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	11.700			11.700
	- S1625 Preescolar "Vicente Salías", Municipio Libertador del Distrito Capital	26.104			26.104
	- S1626 Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	23.810			23.810
	- S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	23.810			23.810
	- S1628 Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	23.810			23.810
	- S1629 Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	50.024			50.024
	- S1630 Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	23.810			23.810
	- S1631 Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	12.480			12.480
	- S1632 Unidad Educativa FLORENCIO O´LEARY, Municipio Libertador del Distrito Capital	23.400			23.400
	- S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	23.400			23.400
	- S1638 Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	25.896			25.896
	- S1640 Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	25.318			25.318

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1641 Unidad Educativa Colegio Sagrada Familia, Municipio Carirubano, Municipio	27.705			27.705
	- S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	42.551			42.551
	- S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	40.232			40.232
	- S1644 Unidad Educativa Colegio "Dr. Roberto Vargas", Municipio Ortiz del Estado Guárico	40.232			40.232
	- S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	34.008			34.008
	- S1646 Colegio Libertador, Municipio Torres del Estado Lara	34.008			34.008
	- S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	34.008			34.008
	- S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	35.958			35.958
	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	23.400			23.400
	- S1653 Preescolar La Pastora Dávila, Municipio Iribarren del Estado Lara	15.600			15.600
	- S1654 Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	65.000			65.000
	- S1655 Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	8.580			8.580
	- S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	65.000			65.000
	- S1657 Unidad Educativa Colegio San Pablo Apostol, Municipio Iribarren del Estado Lara	25.974			25.974

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1658 Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	33.766			33.766
	- S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	27.240			27.240
	- S1660 Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	26.668			26.668
	- S1661 Centro de Desarrollo Humano El Candil, Municipio Zes del Estado Mérida	65.000			65.000
	- S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Núñez", Municipio Alberto Adriani del Estado Mérida	25.974			25.974
	- S1663 Asociación Civil Hogar San José de la Serra, Municipio Libertador del Estado Mérida	16.536			16.536
	- S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zes del Estado Mérida	65.000			65.000
	- S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida	65.000			65.000
	- S1667 Asociación Civil Centro Profesional Santa Lucia, Municipio Paz Castillo del Estado Miranda	30.920			30.920
	- S1669 Unidad Educativa Colegio de Educación Especial Múltiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	32.500			32.500
	- S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	32.500			32.500
	- S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Víctor Sosa", Municipio Guaicapuro del Estado Miranda	37.518			37.518
	- S1672 Educación Básica Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	35.642			35.642
	- S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	19.888			19.888

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1676 Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	40.232			40.232
	- S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	40.232			40.232
	- S1679 Fundación para el Desarrollo Social San Rafael Arcángel (FUNDES), Municipio Esteler del Estado Portuguesa	40.196			40.196
	- S1680 Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	13.587			13.587
	- S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermúdez del Estado Sucre	26.223			26.223
	- S1682 Unidad Educativa Privada Cecilio Acosta, Municipio Bermúdez del Estado Sucre	28.657			28.657
	- S1684 Asociación Civil Liceo "Dr. Julio Suárez Lozada", Municipio San Cristóbal del Estado Táchira	40.232			40.232
	- S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	40.232			40.232
	- S1687 Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	25.740			25.740
	- S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	65.000			65.000
	- S1691 Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	25.740			25.740
	- S1692 Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	39.156			39.156
	- S1693 Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	40.232			40.232
	- S1694 Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	21.106			21.106
	- S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	43.882			43.882

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1696 Asociación Civil de Protección Social - Instituto Coromoto, Municipio San Cristóbal del Estado Táchira	15.600			15.600
	- S1698 Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	31.200			31.200
	- S1699 Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	15.600			15.600
	- S1700 Unidad Educativa Colegio "Monseñor Camargo"(Diurno), Municipio Boconó del Estado Trujillo	28.554			28.554
	- S1701 Colegio Mariscal Antonio José de Sucre, Municipio Sucre del Estado Trujillo	40.232			40.232
	- S1703 Unidad Educativa Tomas Alba Edison, Estado Vargas	31.200			31.200
	- S1707 Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	39.156			39.156
	- S1708 Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	30.140			30.140
	- S1709 Fundación Unidad Educativa El Gran Prócer, Municipio Maracaibo del Estado Zulia	42.354			42.354
	- S1711 Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	20.667			20.667
	- S1712 Colegio Luz y Verdad, Municipio Maracaibo del Estado Zulia	22.448			22.448
	- S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	38.945			38.945
	- S1715 Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	35.348			35.348
	- S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	21.210			21.210
	- S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	65.000			65.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1721 Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	18.292			18.292
	- S1722 Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del estado Zulia	43.880			43.880
	- S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	40.232			40.232
	- S1725 Unidad Educativa León Jerome Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	33.758			33.758
	- S1726 Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	23.887			23.887
	- S1727 Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	52.000			52.000
	- S1728 Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	65.000			65.000
	- S1730 Unidad Educativa José Maria España, Municipio Maracaibo del Estado Zulia	28.860			28.860
	- S1792 Asociación Civil de Base Comunitario "Cnel. Julián Monte de Oca", Distrito Capital	48.172			48.172
	- S1793 Asociación Civil Unidad Educativa Martín Tobar Ponte, Distrito Capital	23.838			23.838
	- S1794 Asociación Civil Comunidad Educativa Preescolar Fresilandaia, Distrito Capital	27.378			27.378
	- S1795 Asociación Civil Unidad Básica Colegio Juan Manuel Olivares, Distrito Capital	23.400			23.400
	- S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	24.336			24.336
	- S1797 Unidad Educativa Preescolar Santa Isabel, Distrito Capital	22.152			22.152
	- S1798 Preescolar Mi Madre Emilia, Distrito Capital	21.216			21.216

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1799 S. C. Perlitas del Saber, Distrito Capital	15.600			15.600
	- S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	17.160			17.160
	- S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	31.200			31.200
	- S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	17.160			17.160
	- S1804 Asociación Civil de Formación Técnica, Distrito Federal	18.720			18.720
	- S1805 Asociación Civil Preescolar Asistencial Prócer Pedro Camejo, Distrito Capital	15.600			15.600
	- S1807 Asociación Civil Unidad Educativa Antonio Bertorelli C., Distrito Capital	20.280			20.280
	- S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	17.160			17.160
	- S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	20.280			20.280
	- S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	31.200			31.200
	- S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	15.600			15.600
	- S1812 Unidad Educativa Preescolar Asistencial San Benito - Los Flores de Catia - Distrito Capital	16.598			16.598
	- S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	25.932			25.932
	- S1860 Pre-Escolar Asistencial Don Pablo Acosta, Municipio Libertador, Distrito Metropolitano de Caracas	15.600			15.600
	- S1861 Sociedad Civil Unidad Educativa Maternal Pre-Escolar Nicolas de Castro, Municipio Libertador, Distrito Metropolitano de Caracas	13.000			13.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1862 Jardin de Infancia Mi Casita, Municipio Libertador, Distrito Metropolitano de Caracas	8.840			8.840
	- S1863 Santa Cecilia, Municipio Libertador, Distrito Metropolitano de Caracas	15.600			15.600
	- S1864 Sociedad Civil Pre-Escolar Asistencial 23 de Enero, Municipio Libertador, Distrito Metropolitano de Caracas	8.840			8.840
	- S1865 Pre-Escolar Asistencial Ana Teresa Parra, Municipio Libertador, Distrito Metropolitano de Caracas	15.600			15.600
	- S1866 Asociación Civil Centro Educativo del Desarrollo Integral (CEDI), Municipio Libertador, Distrito Metropolitano de Caracas	9.100			9.100
	- S1867 Unidad Educativa Travesuras, Pre-Escolar Asistencial, Municipio Libertador, Distrito Metropolitano de Caracas	10.400			10.400
	- S1868 Fundación Virgen del Buen Camino, Municipio Libertador, Distrito Metropolitano de Caracas	28.600			28.600
	- S1869 Fundación Tomás de Jesús Quintero, Municipio Libertador, Distrito Metropolitano de Caracas	23.400			23.400
	- S1870 Unidad Educativa Privada Profesor Bruno Rafael Bello Cedeño, Municipio Arismendi, Estado Sucre	9.750			9.750
	- S1871 Asociación Civil Unidad Educativa Colegio Privado El Roble, Municipio Valera, Estado Trujillo	11.700			11.700
4.07.01.01.72	Subsidios culturales al sector privado	47.931.950			47.931.950
	- S0148 Banco del Libro	347.800			347.800
	- S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	2.075.208			2.075.208
	- S0635 Fundación Museo de los Niños.	893.000			893.000
	- S0942 Sociedad Orquesta Sinfónica de Venezuela.	38.424.675			38.424.675
	- S1523 Fundación Palacio de las Academias	1.662.860			1.662.860
	- S1549 Fundación Bartolomé Ferrer - Nueva Esparta	24.440			24.440

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1550 Fundación 8 de Agosto de 1817 - Nueva Esparta	61.100			61.100
	- S1571 Fundación Luis Beltrán Prieto Figueroa	282.000			282.000
	- S1768 Orquesta Sinfónica de la Opera	1.466.400			1.466.400
	- S1883 Fundación para el Sistema Nacional de Ballet Juveniles e Infantiles de Venezuela	1.128.000			1.128.000
	- S2147 Fundación Generalísimo Francisco de Miranda	470.000			470.000
	- S2245 Fundación Grupo Madera	1.096.467			1.096.467
4.07.01.01.73	Subsidios a instituciones benéficas privadas	9.728.060			9.728.060
	- S0236 Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	24.440			24.440
	- S0747 Hogares Crea de Venezuela	9.400.000			9.400.000
	- S1755 Fundación Vida Mejor (FUNVIME)	36.660			36.660
	- S1762 Fundación Niños Discapacitados (FUNDISNE)	61.100			61.100
	- S1763 Fundación República Insular	36.660			36.660
	- S1776 Federación Unica de Educadores Jubilados y Pensionados de Venezuela (FUDESUPVEN)	169.200			169.200

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.170.106			1.170.106
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.170.106			1.170.106
4.07.02.01.00	Transferencias corrientes al exterior	1.170.106			1.170.106
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.170.106			1.170.106
	- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.).	21.500			21.500
	- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.).	527			527
	- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	215.000			215.000
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	215.000			215.000
	- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816			12.816
	- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	399.963			399.963
	- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	90.300			90.300
	- I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	215.000			215.000

PROYECTO:	COD. N.E: 105909 COD. PPTO: 100048000 Fortalecimiento del Tercer Motor Moral y Luces
UNIDAD DE MEDIDA:	Organización
CANTIDAD:	50.000
ASIGNACIÓN PRESUPUESTARIA:	37.191.211
DIRECTRÍZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Consolidar el Subsistema de Educación Básica Mediante una Base Curricular Coherente con los Preceptos Constitucionales y el Proyecto Político, Económico y Social Del País.
OBJETIVOS ESPECÍFICOS:	Rescatar los valores socialistas con una nueva moral colectiva, conciencia cívica y un desarrollo del trabajo voluntario de los actores involucrados.
RESULTADO:	Círculos de Estudio y Trabajo Moral y Luces conformados e incorporados a las actividades del Tercer Motor a nivel nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	610.500					610.500
4.02	Materiales, suministros y mercancías	17.576.861					17.576.861
4.03	Servicios no personales	19.003.850					19.003.850
	TOTAL	37.191.211					37.191.211

PROYECTO:	COD. N.E: 105933 COD. PPTO: 100049000 Estímulo a la conciencia social de los trabajadores del Ministerio del Poder Popular para la Educación.
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD:	200
ASIGNACIÓN PRESUPUESTARIA:	549.230
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Garantizar el Mejoramiento de la Calidad de Vida, a Partir de la Satisfacción de las Necesidades Básicas, para Elevar los Aspectos Biopsicosociales, Económicos, Ambientales y Culturales de la Población Estudiantil y Trabajadora del Subsistema de Educación Básica y la Comunidad en General.
OBJETIVOS ESPECÍFICOS:	Concientizar a los Trabajadores al Servicio Comunitario, Fomentando los Valores de Solidaridad con su Entorno.
RESULTADO:	Trabajadores del MPPE Concientizados Sobre Servicio Comunitario.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	30.000					30.000
4.02	Materiales, suministros y mercancías	313.460					313.460
4.03	Servicios no personales	205.770					205.770
	TOTAL	**549.230**					**549.230**

PROYECTO:	COD. N.E: 105984 COD. PPTO: 100050000 Plan Estadístico del Ministerio del Poder Popular para la Educación.
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	983.977
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Fortalecer la Capacidad de Planificación, Seguimiento y Control de la Actividad Educativa, Propiciando una Medición en Términos Reales de Cada Uno de los Proyectos Educativos a Nivel Nacional en sus Diferentes Niveles y Modalidades
OBJETIVOS ESPECÍFICOS:	Generar Estadísticas Educativas de Alcance Nacional a Fin de Facilitar la Toma de Decisiones Acordes con el Nuevo Modelo Educativo.
RESULTADO:	Plan de Estadísticas Educativas Formulado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	331.275					331.275
4.02	Materiales, suministros y mercancías	29.102					29.102
4.03	Servicios no personales	623.600					623.600
	TOTAL	983.977					983.977

PROYECTO:	COD. N.E: 106391 COD. PPTO: 100051000 Todas las manos a la siembra
UNIDAD DE MEDIDA:	Espacio
CANTIDAD:	240
ASIGNACIÓN PRESUPUESTARIA:	4.250.521
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Consolidar el Subsistema de Educación Básica Mediante una Base Curricular Coherente con los Preceptos Constitucionales y el Proyecto Político, Económico y Social del País.
OBJETIVOS ESPECÍFICOS:	Desarrollar Desde el Subsistema de Educación Básica Acciones que Impulsen el Enfoque Agroecológico Como Parte del Proceso para Asegurar la Soberanía Alimentaria.
RESULTADO:	Desarrollo de Espacios Productivos en Instituciones Educativas Nacionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	60.000					60.000
4.02	Materiales, suministros y mercancías	886.254					886.254
4.03	Servicios no personales	1.945.875					1.945.875
4.04	Activos reales	1.358.392					1.358.392
	TOTAL	**4.250.521**					**4.250.521**

PROYECTO: COD. N.E: 106442 COD. PPTO: 100052000 Programa de Alimentación Escolar

UNIDAD DE MEDIDA: Niña, Niño, Adolescente y Joven

CANTIDAD: Fem.(2.108.670) Mas.(1.946.465) Total(4.055.135)

ASIGNACIÓN PRESUPUESTARIA: 1.031.079.228

DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Garantizar el Mejoramiento de la Calidad de Vida, a Partir de la Satisfacción de las Necesidades Básicas, para Elevar los Aspectos Biopsicosociales, Económicos, Ambientales y Culturales de la Población Estudiantil y Trabajadora del Subsistema de Educación Básica y la Comunidad en General.

OBJETIVOS ESPECÍFICOS: Suministrar Asistencia Alimentaria a Niños, Niñas y Adolescentes Inscritos en el Subsistema de Educación Básica.

RESULTADO: Atención a 4.055.135 niños, Niñas y Adolescentes Beneficiados con el Programa de Alimentación Escolar del Subsistema de Educación Básica (SEB)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	385.114.793					385.114.793
4.02	Materiales, suministros y mercancías	642.121.516					642.121.516
4.03	Servicios no personales	3.842.919					3.842.919
	TOTAL	**1.031.079.228**					**1.031.079.228**

PROYECTO:	COD. N.E: 106128 COD. PPTO: 100053000 Construcción y desarrollo del Currículo en el Subsistema de Educación Básica
UNIDAD DE MEDIDA:	Profesor
CANTIDAD:	429.825
ASIGNACIÓN PRESUPUESTARIA:	726.483
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Consolidar el Subsistema de Educación Básica Mediante una Base Curricular Coherente con los Preceptos Constitucionales y el Proyecto Político, Económico y Social del País.
OBJETIVOS ESPECÍFICOS:	Consolidar el Currículo en los Niveles y Modalidades del Subsistema de Educación Básica para la Formación Ciudadana en la República Bolivariana de Venezuela
RESULTADO:	Formación y Socialización de los Docentes del Subsistema de Educación Básica Sobre los Componentes de la Propuesta Curricular, en las 24 Zonas Educativas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	555.316					555.316
4.03	Servicios no personales	171.167					171.167
	TOTAL	726.483					726.483

PROYECTO:	COD. N.E: 106205 COD. PPTO: 100054000 Fortalecimiento y Creación de Espacios para el Periodismo Escolar en sus Diferentes Formatos y Plan de Lectura.
UNIDAD DE MEDIDA:	Centro
CANTIDAD:	8
ASIGNACIÓN PRESUPUESTARIA:	839.866
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Desarrollar, Dotar e Implementar Herramientas Vinculadas a los Procesos de Aprendizaje que Sirven de Apoyo a la Labor Docente en los Ambientes Educativos.
OBJETIVOS ESPECÍFICOS:	Fomentar en la Comunidad Educativa los Hábitos de Lectura, el Valor de la Escritura, el Periodismo Escolar, el Uso Responsable de Internet y Otras Formas Informáticas de Comunicación, Así Como Facilitar el Acceso de las Comunidades a los Medios de Comunicación.
RESULTADO:	Espacios para el Desarrollo del Plan de Lectura y Periodismo Escolar (Prensa Escrita, Radial y Digital).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	586.045					586.045
4.03	Servicios no personales	253.821					253.821
	TOTAL	839.866					839.866

PROYECTO: COD. N.E: 106280 COD. PPTO: 100055000 Recursos para el aprendizaje del Subsistema de Educación Básica

UNIDAD DE MEDIDA: Material Educativo

CANTIDAD: 279.188

ASIGNACIÓN PRESUPUESTARIA: 37.598.996

DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Desarrollar, Dotar E Implementar Herramientas Vinculadas a los Procesos de Aprendizaje que Sirven de Apoyo a La Labor Docente en los Ambientes Educativos.

OBJETIVOS ESPECÍFICOS: Dotar de Materiales Didácticos, Impresos y Audiovisuales a los Planteles a Nivel Nacional, en Apoyo al Subsistema de Educación Básica, para el Uso de Docentes, Alumnos y Comunidad en General.

RESULTADO: Recursos para el Aprendizaje (material educativo) Actualizados Entregados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	307.187					307.187
4.02	Materiales, suministros y mercancías	23.980.977					23.980.977
4.03	Servicios no personales	13.310.832					13.310.832
	TOTAL	**37.598.996**					**37.598.996**

PROYECTO: COD. N.E: 106010 COD. PPTO: 100056000 Recurrencia y Apertura del año escolar

UNIDAD DE MEDIDA: Nómina

CANTIDAD: 180

ASIGNACIÓN PRESUPUESTARIA: 12.420.558.041

DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Consolidar el Subsistema de Educación Básica mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país.

OBJETIVOS ESPECÍFICOS: Garantizar el pago correspondiente de sueldos, salarios, incidencias y aportes patronales al personal del Ministerio del Poder Popular para la Educación, que labora en planteles nacionales.

RESULTADO: Cancelación del gasto correspondiente a sueldos, salarios, retribuciones y aportes patronales al personal de los planteles del Ministerio del Poder Popular para la Educación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.968.442.919		3.452.115.122			12.420.558.041
	TOTAL	**8.968.442.919**		**3.452.115.122**			**12.420.558.041**

PROYECTO: COD. N.E: 106195 COD. PPTO: 100057000 Funcionamiento de Planteles Educativos.

UNIDAD DE MEDIDA: Escuela

CANTIDAD: 14.578

ASIGNACIÓN PRESUPUESTARIA: 100.406.857

DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Modernizar, Mejorar y Dotar las Instituciones Educativas, Como Espacios Idóneos para la Enseñanza y la Práctica Democrática, Participativa y Protagónica.

OBJETIVOS ESPECÍFICOS: Atender los Requerimientos de Materiales, Suministros, Alquileres, Servicios de Transporte, Imprenta y Reproducción, Así coMo Reparaciones de Equipos y Mobiliario a fin de Ejecutar Actividades Académicas, Administrativas y Mantenimiento de los Planteles del Subsistema de Educación Básica.

RESULTADO: Planteles Dotados para Beneficiar a 4.224.080 niñas, niños, Adolescentes, Jóvenes, Adultas y Adultos Atendidos a Través del Subsistema de Educación Básica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	79.602.091					79.602.091
4.03	Servicios no personales	20.804.766					20.804.766
	TOTAL	**100.406.857**					**100.406.857**

PROYECTO:	COD. PPTO: 109999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	1.188.018.255
ASIGNACIÓN PRESUPUESTARIA:	1.188.018.255
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	No Definido
OBJETIVOS ESPECÍFICOS:	No Definido
RESULTADO:	Bolívares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.188.018.255					1.188.018.255
	TOTAL	**1.188.018.255**					**1.188.018.255**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.188.018.255					1.188.018.255
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.030.609.054					1.030.609.054
4.07.01.03.00	Transferencias corrientes internas al sector público	1.030.609.054					1.030.609.054
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	769.567.238					769.567.238
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	302.314.831					302.314.831
	- A0135 Academia Nacional de Ciencias Económicas	308.279					308.279
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	789.774					789.774
	- A0137 Academia de Ciencias Políticas y Sociales	1.153.070					1.153.070
	- A0138 Academia Nacional de la Historia	1.555.513					1.555.513
	- A0139 Academia Venezolana de la Lengua	396.175					396.175
	- A0140 Academia Nacional de Medicina	782.639					782.639
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	61.646.468					61.646.468
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	6.958.775					6.958.775

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	15.120.732					15.120.732
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	110.607.219					110.607.219
	- A0477 Fundación Colombeia	33.233.991					33.233.991
	- A0484 Fundación Nacional El Niño Simón	234.215.525					234.215.525
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	484.247					484.247
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	261.041.816					261.041.816
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	261.041.816					261.041.816
4.07.03.00.00	Transferencias y donaciones de capital internas	157.409.201					157.409.201
4.07.03.03.00	Transferencias de capital internas al sector público	157.409.201					157.409.201
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	157.409.201					157.409.201
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	157.409.201					157.409.201

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.550.254.039		1.384.085.152			2.934.339.191
4.03	Servicios no personales	1.800.322					1.800.322
	TOTAL	**1.552.054.361**		**1.384.085.152**			**2.936.139.513**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	122.133.856					122.133.856
4.03	Servicios no personales	162.241.704					162.241.704
4.04	Activos reales	12.085.597					12.085.597
4.07	Transferencias y donaciones	2.348.373.049					2.348.373.049
4.11	Disminución de pasivos	268.214.898					268.214.898
	TOTAL	**2.913.049.104**					**2.913.049.104**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	612.662.904					612.662.904
4.07.01.00.00	Transferencias y donaciones corrientes internas	612.662.904					612.662.904
4.07.01.03.00	Transferencias corrientes internas al sector público	612.662.904					612.662.904
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	209.784.066					209.784.066
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	20.398.778					20.398.778
	- A0135 Academia Nacional de Ciencias Económicas	374.731					374.731
	- A0136 Academia de Ciencias Físicas, Matemáticas y Naturales	438.437					438.437
	- A0137 Academia de Ciencias Políticas y Sociales	450.188					450.188
	- A0138 Academia Nacional de la Historia	706.758					706.758
	- A0139 Academia Venezolana de la Lengua	432.627					432.627
	- A0140 Academia Nacional de Medicina	390.363					390.363
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	86.590.799					86.590.799
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	5.707.217					5.707.217

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	1.058.081					1.058.081
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	19.880.618					19.880.618
	- A0477 Fundación Colombeia	18.376.994					18.376.994
	- A0484 Fundación Nacional El Niño Simón	49.355.013					49.355.013
	- A0491 Fundación Escuela Metropolitana de Formación Ciudadana "Simón Rodríguez" (FEMFOC)	5.357.118					5.357.118
	- A0911 Academia Nacional de la Ingeniería y el Hábitat	266.344					266.344
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	402.878.838					402.878.838
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	402.878.838					402.878.838

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.654.628.039					1.654.628.039
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.654.628.039					1.654.628.039
4.07.01.01.00	Transferencias corrientes internas al sector privado	1.654.628.039					1.654.628.039
4.07.01.01.70	Subsidios educacionales al sector privado	1.596.968.029					1.596.968.029
	- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000					200.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	65.000					65.000
	- S1040 Convenio ME - AVEC	1.553.004.014					1.553.004.014
	- S1041 Planteles no Afiliados al Convenio	3.265.531					3.265.531
	- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	34.520.264					34.520.264
	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	1.487.868					1.487.868
	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	232.424					232.424
	- S1572 Fundación Jóvenes Indigenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	19.500					19.500
	- S1573 Unidad Educativa "Simón Rodriguez", Municipio Juán Antonio Sotillo del Estado Anzoátegui	15.600					15.600

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	18.200					18.200
	- S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	25.740					25.740
	- S1576 Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	29.250					29.250
	- S1577 Unidad Educativa Escuela Básica Privada Simón Rodriguez, Municipio Girardot del Estado Aragua	24.336					24.336
	- S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	25.896					25.896
	- S1579 Unidad Educativa Básica Bortolomé Salom, Municipio Girardot del Estado Aragua	27.970					27.970
	- S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	32.432					32.432
	- S1582 Unidad Educativa Escuela Básica Privada "Paraiso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	15.600					15.600
	- S1583 Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	32.760					32.760
	- S1585 Asociación Civil Congregación Hermanas Agustinas, Municipio Girardot del Estado Aragua	15.600					15.600

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	34.320					34.320
	- S1587 Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	41.184					41.184
	- S1589 Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	15.600					15.600
	- S1590 Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del Estado Bolívar	15.600					15.600
	- S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	24.367					24.367
	- S1593 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa T. de Kanavayen, Municipio Gran Sabana del Estado Bolívar	15.600					15.600
	- S1594 Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolívar	26.000					26.000
	- S1595 Unidad Educativa Colegio San Pedro y San Pablo, Minicipio El Callao del Estado Bolívar	26.760					26.760
	- S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	65.000					65.000
	- S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	16.731					16.731

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	65.000					65.000
	- S1602 A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	25.896					25.896
	- S1603 Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	13.513					13.513
	- S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	27.768					27.768
	- S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Dstrito Capital	21.996					21.996
	- S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	26.520					26.520
	- S1609 Instituto Psicopedagógico El Avila A.C.	42.120					42.120
	- S1611 Unidad Educativa Privada Miguel Angel, Municipio Libertador del Distrito Capital	18.454					18.454
	- S1614 Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	20.592					20.592
	- S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	9.250					9.250

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	29.172					29.172
	- S1617 Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	42.225					42.225
	- S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	17.394					17.394
	- S1621 Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	3.510					3.510
	- S1622 Fundación Mevorah Florentin, Municipio Libertador del Distrito Capital	15.600					15.600
	- S1623 Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	12.480					12.480
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	11.700					11.700
	- S1625 Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	26.104					26.104
	- S1626 Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capitla	23.810					23.810
	- S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	23.810					23.810
	- S1628 Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	23.810					23.810

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1629 Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	50.024					50.024
	- S1630 Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	23.810					23.810
	- S1631 Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	12.480					12.480
	- S1632 Unidad Educativa FLORENCIO O´LEARY, Municipio Libertador del Distrito Capital	23.400					23.400
	- S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	23.400					23.400
	- S1638 Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	25.896					25.896
	- S1640 Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	25.318					25.318
	- S1641 Unidad Educativa Colegio Sagrada Familia, Municipio Carirubano, Municipio	27.705					27.705
	- S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	42.551					42.551
	- S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	40.232					40.232

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1644 Unidad Educativa Colegio "Dr. Roberto Vargas", Municipio Ortiz del Estado Guárico	40.232					40.232
	- S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	34.008					34.008
	- S1646 Colegio Libertador, Municipio Torres del Estado Lara	34.008					34.008
	- S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	34.008					34.008
	- S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	35.958					35.958
	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jimenez del Estado Lara	23.400					23.400
	- S1653 Preescolar La Pastora Davila, Municipio Iribarren del Estado Lara	15.600					15.600
	- S1654 Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	65.000					65.000
	- S1655 Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	8.580					8.580
	- S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	65.000					65.000
	- S1657 Unidad Educativa Colegio San Pablo Apostol, Municipio Iribarren del Estado Lara	25.974					25.974

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1658 Unidad Educativa Colegio Coronel Ramón Garcia de Sena, Municipio Iribarren del Estado Lara	33.766					33.766
	- S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	27.240					27.240
	- S1660 Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	26.668					26.668
	- S1661 Centro de Desarrollo Humano El Candil, Municipio Zes del Estado Mérida	65.000					65.000
	- S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Nuñez", Municipio Alberto Adriani del Estado Mérida	25.974					25.974
	- S1663 Asociación Civil Hogar San José de la Serra, Municipio Libertador del Estado Mérida	16.536					16.536
	- S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zes del Estado Mérida	65.000					65.000
	- S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida	65.000					65.000
	- S1667 Asociación Civil Centro Profesional Santa Lucia, Municipio Paz Castillo del Estado Miranda	30.920					30.920
	- S1669 Unidad Educativa Colegio de Educación Especial Multiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	32.500					32.500

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	32.500					32.500
	- S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Victor Sosa", Municipio Guaicapuro del Estado Miranda	37.518					37.518
	- S1672 Educación Básica Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	35.642					35.642
	- S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	19.888					19.888
	- S1676 Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	40.232					40.232
	- S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	40.232					40.232
	- S1679 Fundación para el Desarrollo Social San Rafael Arcangel (FUNDES), Municipio Esteler del Estado Portuguesa	40.196					40.196
	- S1680 Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	13.587					13.587
	- S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermudez del Estado Sucre	26.223					26.223
	- S1682 Unidad Educativa Privada Cecilio Acosta, Municipio Bermudez del Estado Sucre	28.657					28.657

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1684 Asociación Civil Liceo "Dr. Julio Suarez Lozada", Municipio San Cristóbal del Estado Táchira	40.232					40.232
	- S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	40.232					40.232
	- S1687 Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	25.740					25.740
	- S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	65.000					65.000
	- S1691 Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	25.740					25.740
	- S1692 Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	39.156					39.156
	- S1693 Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	40.232					40.232
	- S1694 Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	21.106					21.106
	- S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	43.882					43.882
	- S1696 Asociación Civil de Protección Social - Instituto Coromoto, Municipio San Cristóbal del Estado Táchira	15.600					15.600

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1698 Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	31.200					31.200
	- S1699 Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	15.600					15.600
	- S1700 Unidad Educativa Colegio "Monseñor Camargo"(Diurno), Municipio Boconó del Estado Trujillo	28.554					28.554
	- S1701 Colegio Mariscal Antonio José de Sucre, Municipio Sucre del Estado Trujillo	40.232					40.232
	- S1703 Unidad Educativa Tomas Alba Edison, Estado Vargas	31.200					31.200
	- S1707 Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	39.156					39.156
	- S1708 Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	30.140					30.140
	- S1709 Fundación Unidad Educativa El Gran Procer, Municipio Maracaibo del Estado Zulia	42.354					42.354
	- S1711 Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	20.667					20.667
	- S1712 Colegio Luz y Verdad, Municipio Maracaibo del Estado Zulia	22.448					22.448
	- S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	38.945					38.945

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1715 Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	35.348					35.348
	- S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	21.210					21.210
	- S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	65.000					65.000
	- S1721 Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	18.292					18.292
	- S1722 Unidad Educativa Mi Angel de la Guarda, Municipio Cabimas del estado Zulia	43.880					43.880
	- S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	40.232					40.232
	- S1725 Unidad Educativa León Jerome Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	33.758					33.758
	- S1726 Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	23.887					23.887
	- S1727 Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	52.000					52.000
	- S1728 Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	65.000					65.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1730 Unidad Educativa José Maria España, Municipio Maracaibo del Estado Zulia	28.860					28.860
	- S1792 Asociación Civil de Base Comunitario "Cnel. Julian Monte de Oca", Distrito Capital	48.172					48.172
	- S1793 Asociación Civil Unidad Educativa Martin Tobar Ponte, Distrito Capital	23.838					23.838
	- S1794 Asociación Civil Comunidad Educativa Preescolar Fresilandaia, Distrito Capital	27.378					27.378
	- S1795 Asociación Civil Unidad Básica Colegio Juan Manuel Olivares, Distrito Capital	23.400					23.400
	- S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	24.336					24.336
	- S1797 Unidad Educativa Preescolar Santa Isabel, Distrito Capital	22.152					22.152
	- S1798 Preescolar Mi Madre Emilia, Distrito Capital	21.216					21.216
	- S1799 S. C. Perlitas del Saber, Distrito Capital	15.600					15.600
	- S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	17.160					17.160
	- S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	31.200					31.200

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	17.160					17.160
	- S1804 Asociación Civil de Formación Técnica, Distrito Federal	18.720					18.720
	- S1805 Asociación Civil Preescolar Asistencial Procer Pedro Camejo, Distrito Capital	15.600					15.600
	- S1807 Asociación Civil Unidad Educativa Antonio Bertorelli C., Distrito Capital	20.280					20.280
	- S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	17.160					17.160
	- S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	20.280					20.280
	- S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	31.200					31.200
	- S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	15.600					15.600
	- S1812 Unidad Educativa Preescolar Asistencial San Benito - Los Flores de Catia - Distrito Capital	16.598					16.598
	- S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	25.932					25.932
	- S1860 Pre-Escolar Asistencial Don Pablo Acosta, Municipio Libertador, Distrito Metropolitano de Caracas	15.600					15.600

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1861 Sociedad Civil Unidad Educativa Maternal Pre-Escolar Nicolas de Castro, Municipio Libertador, Distrito Metropolitano de Caracas	13.000					13.000
	- S1862 Jardin de Infancia Mi Casita, Municipio Libertador, Distrito Metropolitano de Caracas	8.840					8.840
	- S1863 Santa Cecilia, Municipio Libertador,Distrito Metropolitano de Caracas	15.600					15.600
	- S1864 Sociedad Civil Pre-Escolar Asistencial 23 de Enero, Municipio Libertador, Distrito Metropolitano de Caracas	8.840					8.840
	- S1865 Pre-Escolar Asistencial Ana Teresa Parra, Municipio Libertador, Distrito Metropolitano de Caracas	15.600					15.600
	- S1866 Asociación Civil Centro Educativo del Desarrollo Integral (CEDI), Municipio Libertador, Distrito Metropolitano de Caracas	9.100					9.100
	- S1867 Unidad Educativa Travesuras, Pre-Escolar Asistencial, Municipio Libertador, Distrito Metropolitano de Caracas	10.400					10.400
	- S1868 Fundación Virgen del Buen Camino, Municipio Libertador, Distrito Metropolitano de Caracas	28.600					28.600
	- S1869 Fundación Tomás de Jesús Quintero, Municipio Libertador, Distrito Metropolitano de Caracas	23.400					23.400

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1870 Unidad Educativa Privada Profesor Bruno Rafael Bello Cedeño, Municipio Arismendi, Estado Sucre	9.750					9.750
	- S1871 Asociación Civil Unidad Educativa Colegio Privado El Roble, Municipio Valera, Estado Trujillo	11.700					11.700
4.07.01.01.72	Subsidios culturales al sector privado	47.931.950					47.931.950
	- S0148 Banco del Libro	347.800					347.800
	- S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	2.075.208					2.075.208
	- S0635 Fundación Museo de los Niños.	893.000					893.000
	- S0942 Sociedad Orquesta Sinfónica de Venezuela.	38.424.675					38.424.675
	- S1523 Fundación Palacio de las Academias	1.662.860					1.662.860
	- S1549 Fundación Bartolomé Ferrer - Nueva Esparta	24.440					24.440
	- S1550 Fundación 8 de Agosto de 1817 - Nueva Esparta	61.100					61.100
	- S1571 Fundación Luis Beltrán Prieto Figueroa	282.000					282.000
	- S1768 Orquesta Sinfónica de la Opera	1.466.400					1.466.400
	- S1883 Fundación para el Sistema Nacional de Ballet Juveniles e Infantiles de Venezuela	1.128.000					1.128.000
	- S2147 Fundación Generalísimo Francisco de Miranda	470.000					470.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2245 Fundación Grupo Madera	1.096.467					1.096.467
4.07.01.01.73	Subsidios a instituciones benéficas privadas	9.728.060					9.728.060
	- S0236 Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	24.440					24.440
	- S0747 Hogares Crea de Venezuela	9.400.000					9.400.000
	- S1755 Fundación Vida Mejor (FUNVIME)	36.660					36.660
	- S1762 Fundación Niños Discapacitados (FUNDISNE)	61.100					61.100
	- S1763 Fundación República Insular	36.660					36.660
	- S1776 Federación Unica de Educadores Jubilados y Pensionados de Venezuela (FUDESUPVEN)	169.200					169.200

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.170.106					1.170.106
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.170.106					1.170.106
4.07.02.01.00	Transferencias corrientes al exterior	1.170.106					1.170.106
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.170.106					1.170.106
	- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.).	21.500					21.500
	- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.).	527					527
	- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	215.000					215.000
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	215.000					215.000
	- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816					12.816
	- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	399.963					399.963
	- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	90.300					90.300
	- I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	215.000					215.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.077.203.131		879.799.726			2.957.002.857
	TOTAL	**2.077.203.131**		**879.799.726**			**2.957.002.857**

Ministerio del Poder Popular
para el Trabajo y Seguridad Social

MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Nuestro país se encuentra sumergido dentro de grandes cambios políticos, sociales, económicos y culturales. Estos momentos, marcados por la gran dinámica establecida por el pueblo venezolano y guiados por el Presidente Comandante Hugo Chávez Frías, determina la transición de un Modelo Capitalista agotado al Modelo del Socialismo. En este sentido, el mismo Presidente Hugo Chávez manifiesta sabiamente: "Concretar esto, la sociedad socialista supone un largo tránsito, recorrido que es conocido por los teóricos como el proceso de transición. La transición al socialismo puede durar muchos años, resultando un proceso de quiebre generacional, que debe ser vista en términos de proceso, tanto de destrucción como de construcción, un proceso de destrucción de los elementos de la vieja sociedad que todavía permanece (incluyendo el soporte para la lógica del capital), se busca así promover el ideal de establecer nuevas relaciones de convivencia humana basadas en la equidad, la justicia social y la solidaridad".

En este momento histórico en que vive el país, y entendiendo el grado de compromiso con los cambios estructurales de nuestra sociedad, el Ministerio del Poder Popular para el Trabajo y Seguridad Social, como factor de apoyo en el impulso de la organización, la formación y la defensa de los derechos de la clase trabajadora, diseñó una serie de políticas y proyectos a ser desarrollados para el Ejercicio Económico y Financiero 2010, acordes con esta nueva etapa de construcción de la nueva sociedad, el Socialismo.

En este sentido, es significativo señalar que la Constitución de la República Bolivariana de Venezuela establece que la educación y el trabajo son los procesos fundamentales para alcanzar los fines del Estado. En su Título III "de los Deberes, Derechos Humanos y Garantías", se desarrollan los "Derechos Sociales y de la Familia" como el derecho de toda persona al trabajo y a la seguridad social integral, haciendo énfasis en la garantía que debe ofrecer el Estado, de derecho al trabajo de las y los jóvenes, ancianos y ancianas y a las personas con discapacidad, en condiciones de equidad e igualdad de hombres y mujeres; el derecho de todo trabajador y trabajadora a una ocupación productiva en condiciones, de higiene, salud, seguridad laboral y ambiente de trabajo adecuado y con un salario suficiente; el derecho a las prestaciones sociales, a un descanso semanal y vacaciones anuales remuneradas; a constituir libremente organizaciones sindicales y a la negociación colectiva voluntaria, así como a la huelga. Igualmente, en este mismo Título se desarrollan los Derechos Económicos donde se reconoce el derecho de los trabajadores y trabajadoras y de la comunidad para desarrollar asociaciones de carácter social y participativo, facilitando el ejercicio de cualquier actividad económica, para lo cual el Estado promoverá y protegerá estas asociaciones destinadas a mejorar la economía popular y alternativa.

Los preceptos constitucionales antes referidos, que definen la nueva visión del Estado Venezolano hacia la construcción del socialismo, lo obligan a garantizar estos derechos, por consiguiente las políticas, planes y proyectos que desarrolla el Ministerio del Poder Popular para el Trabajo y Seguridad Social, dentro del marco de las competencias que le son atribuidas en el Decreto sobre Organización y Funcionamiento de la Administración Pública Central y su Reglamento Orgánico.

Los instrumentos jurídicos más relevantes que inciden en la conformación de las competencias, atribuciones, funciones y estructura organizativa del Ministerio del Poder Popular para el Trabajo y Seguridad Social son:

La Ley Orgánica del Trabajo y la Ley Orgánica del Sistema de Seguridad Social y las leyes de diversos regímenes prestacionales, éstas últimas, tiene por objeto crear la nueva institucionalidad del Sistema de Seguridad Social, y le corresponde al Ministerio del Poder Popular para el Trabajo y Seguridad Social, en el marco de esta ley y las leyes especiales que la desarrollan, asumir dos roles, el primero como órgano rector del "Sistema de Seguridad Social" como un todo, para darle integralidad al mismo, el cual es de naturaleza policéntrica, por tener tres órganos rectores y de tutelaje de diferentes sistemas y regímenes prestacionales, entre los cuales está el propio Ministerio del Poder Popular para el Trabajo y Seguridad Social, quien ejerce el segundo rol de la rectoría directa del "Sistema de Previsión Social" y sus correspondientes regímenes prestacionales, por lo que debe profundizar su fortalecimiento institucional, dando pie a varios proyectos en el presupuesto del año 2010.

En este contexto legal e histórico, el Ministerio del Poder Popular para el Trabajo y Seguridad Social continuará transformándose en un órgano articulador de las políticas sociales y económicas, capaz de generar decisiones de impacto favorables en la consecución de las líneas generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, a partir del fortalecimiento de las capacidades de gestión e institucionales, para contribuir a la nueva visión de Estado plasmada en la Constitución de la República Bolivariana de Venezuela.

Las políticas institucionales que el Ministerio del Poder Popular del Trabajo y Seguridad Social ha definido para orientar las acciones de los proyectos que nos proponemos llevar a cabo para el Ejercicio Económico Financiero 2010, tiene como enunciado:

- Estimular la unidad de la clase obrera.
- Asegurar la gobernabilidad revolucionaria garantizando el cumplimiento de las obligaciones con los trabajadores para disminuir las razones de conflictividad laboral en el país, facilitando la acumulación de fuerzas sociales transformadoras.
- Promover el proceso de formación ideológica de la clase trabajadora, difundiendo el Proyecto Nacional Simón Bolívar, fortaleciendo la planificación centralizada.
- Avanzar en la dignificación de las relaciones laborales, priorizando la lógica del trabajo creativo y liberador, sobre la lógica del capital y su acumulación de la ganancia.

Con la disposición de las referidas Políticas Institucionales, se han formulado veintiséis (26) proyectos a ser ejecutados para el año 2010 por las diferentes unidades sustantivas y de apoyo al Ministerio del Poder Popular para el Trabajo y Seguridad Social y sus entes adscritos, distribuidos de la siguiente forma:

Veinte (20) corresponden al Ministerio del Poder Popular para el Trabajo y Seguridad Social, dos (2) del Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL), dos (2) del Instituto Venezolano de los Seguros Sociales (IVSS), dos (2) correspondientes al Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET), con los cuales se aspira concretar los efectos e impactos sociales que reflejan en los mismos y que presentamos en el Presupuesto para el Ejercicio Económico Financiero 2010.

Para el Plan Operativo Anual Nacional 2010 (POAN 2010), se seleccionaron los proyectos de mayor impacto en el cumplimiento de los objetivos estratégicos que se ha fijado el Estado en el Plan de Desarrollo Económico y Social 2007-2013, estos son; por el Ministerio del Poder Popular para el Trabajo y Seguridad Social los siguientes: Reimpulso del Nuevo Modelo de Justicia Administrativa del Trabajo, Plan de Comunicación, Información y Educación Intra y Extra Institucional para Promover los Derechos de las Trabajadoras y Trabajadores, Defensa de los Derechos Sociolaborales de los Trabajadores y Trabajadoras a través de Procesos de Información, Formación e Inspección a los Actores Sociales de la Relación Laboral, Fortalecimiento del Registro Nacional de Empresas y Establecimientos y del Proceso de la Solvencia Laboral.

Por el Instituto Venezolano de los Seguros Sociales (VSS): Fortalecimiento del Servicio de Asistencia Médica Integral de Manera Universal, Solidaria y Gratuita y Mejoramiento en el Otorgamiento de las Prestaciones Dinerarias a Largo y Corto Plazo, e Incorporación Progresiva de Ciudadanos y Ciudadanas al Sistema de Seguridad Social.

Por el Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET): Rehabilitación, Recuperación, Mantenimiento, Seguridad y Dotación de las Instalaciones Turísticas, Culturales y Recreativas, que conforman su patrimonio.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
106.788	130074000	La Participación del MINPPTRASS en Actividades y Proyectos Sociolaborales para Fomentar la Cooperación e Integración Entre Todos los Actores del Ámbito Nacional e Internacional en el Fortalecimiento del Equilibrio Multipolar.	Decisión			32	1.942.304			1.942.304
106.776	130075000	Plan de Incorporación de los Trabajadores y Trabajadoras Autónomos y no Dependientes a la Seguridad Social	Registro			1	1.124.343			1.124.343
107.736	130076000	Reimpulso del Nuevo Modelo de Justicia Administrativa del Trabajo.	Sede Adecuada			6	16.110.126			16.110.126
107.739	130077000	Defensa de los Derechos Sociolaborales de los Trabajadores y Trabajadoras a través de Procesos de Información, Formación e Inspección a los Actores Sociales de la Relación Laboral.	Trabajador Beneficiado	750.000	750.000	1.500.000	2.160.446			2.160.446
106.661	130078000	Fortalecimiento de las Relaciones de Trabajo en el Marco de la Defensa del Derecho Laboral Individual a través de las Inspectorías del Trabajo de Ámbito Local.	Trabajador Beneficiado	67.600	67.600	135.200	30.418.220			30.418.220
106.754	130079000	Promoción de la Negociación Colectiva y la Organización Sindical de los Trabajadores y Trabajadoras.	Trabajador Beneficiado	195	255	450	58.673.646			58.673.646

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
106.854	130080000	Fortalecimiento de las Tecnologías de Información y Comunicación del Ministerio del Poder Popular para el Trabajo y Seguridad Social	Servicio			300	4.586.345			4.586.345
108.027	130081000	Plan de Comunicación, Información y Educación Intra y Extra Institucional para Promover los Derechos de las Trabajadoras y Trabajadores	Plan			1	4.819.739			4.819.739
106.855	130082000	Fortalecimiento Registro Nacional de Empresas y Establecimientos y del Proceso de la Solvencia Laboral	Registro Actualizado			500.000	2.346.189			2.346.189
106.722	130083000	Implementación de Nueva Tecnología en el Centro de Documentación e Información para Garantizar el Acceso a la Información en el Área Socio Laboral	Servicio			3.000	870.686			870.686
106.687	130084000	Fortalecimiento del Ministerio del Poder Popular para el Trabajo y Seguridad Social como Fuente de Información en Materia Laboral, de Empleo y Seguridad Social.	Indicador			24	2.552.150			2.552.150
107.558	130085000	Fortalecimiento de la Fundación Daniel para la Formación Socialista de los Trabajadores y Trabajadoras "Daniel de León".	Trabajador Beneficiado	1.500	1.500	3.000	1.807.269			1.807.269
106.676	130086000	Organización y Formación de la Clase Trabajadora en la Construcción y Fortalecimiento del Modelo de Producción Socialista	Persona Beneficiada			50.000	17.379.991			17.379.991

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
106.850	130087000	Caracterización y Análisis de la Situación Nacional del País, de los Principios y Derechos Laborales Fundamentales, con el fin de Mantener un Observatorio Actualizado y de Consulta Permanente en Materia Laboral que Coadyuve al Diseño de Políticas Laborales Específicas en las Nuevas Economías Socialistas y en el Marco de la Integración Regional.	Estudio / Diagnóstico			136	2.544.046			2.544.046
106.852	130088000	Promover la Participación de la Clase Trabajadora en la Transformación del Modelo Productivo Nacional, a través de Nuevas Formas de Organización Productiva Socialistas.	Trabajador Beneficiado	6.000	4.000	10.000	1.581.275			1.581.275
106.809	130089000	Fortalecimiento de los Mecanismos de Protección, Respeto y Garantía de los Derechos Laborales de los Trabajadores y Trabajadoras Migrantes que Ingresan al País.	Autorización			3.000	1.924.074			1.924.074
106.816	130090000	Asesorar, Asistir y Representar en Sede Judicial y Administrativa a los Trabajadores y Trabajadoras de Forma Gratuita.	Trabajador Atendido	142.974	142.973	285.947	30.058.937			30.058.937
106.796	130091000	Creación del Observatorio de Planes y Programas de Recreación y Salud para las Trabajadoras y Trabajadores.	Registro			1	1.387.865			1.387.865

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
106.772	130092000	Información y Formación sobre las Políticas Implementadas por el Estado en Materia de Seguridad Social en Venezuela.	Campaña			1	3.967.200			3.967.200
106.774	130093000	Consolidación del Observatorio de los Regímenes Especiales de Jubilaciones, Pensiones y otras Asignaciones Económicas y Complementarias del Estado.	Base de Dato			1	1.132.052			1.132.052
	139999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			10.301.448.740	7.687.448.740	2.614.000.000		10.301.448.740
						TOTAL	**7.874.835.643**	**2.614.000.000**		**10.488.835.643**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
130001000	Dirección y Coordinación de los Gastos de los Trabajadores	155.019.820			155.019.820
130002000	Gestión Administrativa	888.191.813			888.191.813
130003000	Previsión y Protección Social	22.000.000			22.000.000
	TOTAL	**1.065.211.633**			**1.065.211.633**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.487**	**1.067**	**800**	**3.354**	**50.137.098**	**7.942.533**	**58.079.631**
Directivo	37	33	23	93	1.766.172		1.766.172
Profesional y Técnico	560	221	367	1.148	16.846.600	3.429.366	20.275.966
Personal Administrativo	512	130	265	907	12.844.472	2.239.554	15.084.026
Obrero	378	683	145	1.206	18.679.854	2.273.613	20.953.467
Personal Contratado	**893**	**703**		**1.596**	**25.382.805**		**25.382.805**
Profesional y Técnico	512	197		709	13.675.472		13.675.472
Personal Administrativo	381	501		882	11.649.477		11.649.477
Obrero		5		5	57.856		57.856
TOTAL	2.380	1.770	800	4.950	75.519.903	7.942.533	83.462.436

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**239**	**56**	**295**	**6.729.763**
Obreros	20	20	40	1.682.441
Empleados	219	36	255	5.047.322
Jubilados	**406**	**203**	**609**	**15.651.704**
Obreros	35	51	86	4.069.443
Empleados	371	152	523	11.582.261
TOTAL	645	259	904	22.381.467

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	303.196.354			303.196.354
4.02	Materiales, suministros y mercancías	10.077.090			10.077.090
4.03	Servicios no personales	38.634.791			38.634.791
4.04	Activos reales	6.898.488			6.898.488
4.07	Transferencias y donaciones	8.579.240.553	2.614.000.000		11.193.240.553
4.11	Disminución de pasivos	2.000.000			2.000.000
	TOTAL	8.940.047.276	2.614.000.000		11.554.047.276

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	8.557.056.304	2.614.000.000		11.171.056.304
4.07.01.00.00	Transferencias y donaciones corrientes internas	8.557.056.304	2.614.000.000		11.171.056.304
4.07.01.03.00	Transferencias corrientes internas al sector público	8.557.056.304	2.614.000.000		11.171.056.304
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	8.557.056.304	2.614.000.000		11.171.056.304
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	47.264.738			47.264.738
	- A0055 Instituto Venezolano de los Seguros Sociales (IVSS)	8.395.120.798	2.614.000.000		11.009.120.798
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	114.670.768			114.670.768

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	49.021			49.021
4.07.01.00.00	Transferencias y donaciones corrientes internas	49.021			49.021
4.07.01.01.00	Transferencias corrientes internas al sector privado	49.021			49.021
4.07.01.01.75	Subsidios a organismos laborales y gremiales	49.021			49.021
	- S1888 Asociación Civil del Ministerio del Trabajo (ASOMITRA)	49.021			49.021

PROYECTO: Cód. N.E: 106788 Cód Ppto.: 130074000 La Participación del MINPPTRASS en Actividades y Proyectos Sociolaborales para Fomentar la Cooperación e Integración Entre Todos los Actores del Ámbito Nacional e Internacional en el Fortalecimiento del Equilibrio Multipolar.

UNIDAD DE MEDIDA: Decisión

CANTIDAD: 32

ASIGNACIÓN PRESUPUESTARIA: 1.942.304

DIRECTRIZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional

OBJETIVO ESTRATÉGICO: Posicionamiento Internacional del Ministerio en Materia Sociolaboral para Fortalecer el Equilibrio Multipolar y la Agenda Social.

OBJETIVOS ESPECÍFICOS: Coordinar y Ejecutar las Políticas y Decisiones Tomadas por el Poder Ejecutivo Nacional en Materia Sociolaboral en el Ámbito Nacional e Internacional.

RESULTADO: Formular un Proyecto en el cual se Puedan Reflejar, de Forma Explícita y Planificada de Acuerdo con los Recursos Asignados, las Responsabilidades del MINPPTRASS a ser Ejecutadas para el Año 2010, a través de la Dirección de Relaciones Internacionales y Enlace con la OIT.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	531.790					531.790
4.02	Materiales, suministros y mercancías	30.001					30.001
4.03	Servicios no personales	1.380.513					1.380.513
	TOTAL	**1.942.304**					**1.942.304**

PROYECTO:	Cód. N.E: 106776 Cód Ppto: 130075000 Plan de Incorporación de los Trabajadores y Trabajadoras Autónomos y no Dependientes a la Seguridad Social
UNIDAD DE MEDIDA:	Registro
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.124.343
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Ampliar la Cobertura de la Seguridad Social hacia la Población de Trabajadores y Trabajadoras Autónomos no Dependientes.
OBJETIVOS ESPECÍFICOS:	Elaborar un Plan de Incorporación de los Trabajadores y Trabajadoras Autónomos y no Dependientes a la Seguridad Social.
RESULTADO:	Contribuir con la Ampliación de la Cobertura de Seguridad Social a la Población Venezolana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	679.184					679.184
4.02	Materiales, suministros y mercancías	200.000					200.000
4.03	Servicios no personales	215.833					215.833
4.04	Activos reales	29.326					29.326
	TOTAL	**1.124.343**					**1.124.343**

PROYECTO: Cód. N.E: 107736 Cód Ppto: 130076000 Reimpulso del Nuevo Modelo de Justicia Administrativa del Trabajo.
UNIDAD DE MEDIDA: Sede Adecuada
CANTIDAD: 6
ASIGNACIÓN PRESUPUESTARIA: 16.110.126
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Avanzar en la Conformación de la Nueva Estructura Social.
OBJETIVOS ESPECÍFICOS: Garantizar la Defensa del Derecho a un Trabajo Digno y Decente, Mediante el Fortalecimiento de los Servicios de Promoción, Intermediación, Fiscalización, Formación y Defensa de los Derechos y de las Obligaciones de los Trabajadores y Trabajadoras.
RESULTADO: Prestar un Servicio Eficiente y Eficaz de los Trabajadores y Trabajadoras Públicos y Privados para la Defensa de los Derechos Laborales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.043.383					2.043.383
4.02	Materiales, suministros y mercancías	341.731					341.731
4.03	Servicios no personales	9.872.377					9.872.377
4.04	Activos reales	3.852.635					3.852.635
	TOTAL	**16.110.126**					**16.110.126**

PROYECTO:	Cód. N.E: 107739 Cód Ppto: 130077000 Defensa de los Derechos Sociolaborales de los Trabajadores y Trabajadoras a través de Procesos de Información, Formación e Inspección a los Actores Sociales de la Relación Laboral.
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD:	Fem. (750.000) Mas. (750.000) Total (1.500.000)
ASIGNACIÓN PRESUPUESTARIA:	2.160.446
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Promover la Responsabilidad Social de los Empleadores Garantizando la Protección de las Fuentes de Empleo y que éstas sean Seguras y de Calidad.
OBJETIVOS ESPECÍFICOS:	Garantizar a través de las Visitas de Inspección el Cumplimiento de la Normativa Legal por parte de los Empleadores y Empleadoras.
RESULTADO:	1.500.000 Trabajadores Beneficiados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	404.160					404.160
4.02	Materiales, suministros y mercancías	578.681					578.681
4.03	Servicios no personales	657.255					657.255
4.04	Activos reales	520.350					520.350
	TOTAL	**2.160.446**					**2.160.446**

PROYECTO:	Cód. N.E: 106661 Cód Ppto: 130078000 Fortalecimiento de las Relaciones de Trabajo en el Marco de la Defensa del Derecho Laboral Individual a través de las Inspectorías del Trabajo de Ámbito Local.
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD:	Fem. (67.600) Mas. (67.600) Total (135.200)
ASIGNACIÓN PRESUPUESTARIA:	30.418.220
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Promover la Responsabilidad Social de los Empleadores Garantizando la Protección de las Fuentes de Empleos Permitiendo que las Mismas sean Seguras y de Calidad.
OBJETIVOS ESPECÍFICOS:	Garantizar el Respeto de los Derechos Laborales Individuales de los Trabajadores y Trabajadoras por parte de los Patronos.
RESULTADO:	Trabajador y Trabajadora Beneficiado por Decisión Acatada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	27.633.906					27.633.906
4.02	Materiales, suministros y mercancías	1.254.613					1.254.613
4.03	Servicios no personales	1.011.537					1.011.537
4.04	Activos reales	518.164					518.164
	TOTAL	**30.418.220**					**30.418.220**

PROYECTO:	Cód. N.E: 106754 Cód Ppto: 130079000 Promoción de la Negociación Colectiva y la Organización Sindical de los Trabajadores y Trabajadoras.
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD:	Fem. (195) Mas. (255) Total (450)
ASIGNACIÓN PRESUPUESTARIA:	58.673.646
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Recuperar el Poder Adquisitivo de los Trabajadores y Trabajadoras, Fortaleciendo los Mecanismos Institucionales que influyen en el Mercado de Trabajo y Promover los Procesos de Sindicalización.
OBJETIVOS ESPECÍFICOS:	Favorecer el Desarrollo de la Negociación Colectiva y la Uniformidad de las Condiciones de Trabajo de los Sectores Públicos y Privados, así como la Democratización Socialista de las Organizaciones de los Trabajadores
RESULTADO:	Trabajadores y Trabajadoras Amparados por Convenciones Colectivas Homologadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	57.316.292					57.316.292
4.02	Materiales, suministros y mercancías	727.869					727.869
4.03	Servicios no personales	416.502					416.502
4.04	Activos reales	212.983					212.983
	TOTAL	**58.673.646**					**58.673.646**

PROYECTO: Cód. N.E: 106854 Cód Ppto: 130080000 Fortalecimiento de las Tecnologías de Información y Comunicación del Ministerio del Poder Popular para el Trabajo y Seguridad Social

UNIDAD DE MEDIDA: Servicio

CANTIDAD: 300

ASIGNACIÓN PRESUPUESTARIA: 4.586.345

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Garantizar la Defensa del Derecho a un Trabajador Digno y Decente Mediante el Fortalecimiento de los Servicios

OBJETIVOS ESPECÍFICOS: Garantizar los Servicios de Infraestructura Tecnológica de Información y Comunicación para Desarrollar la Capacidad de Respuesta de la Gestión del MINPPTRASS, en Concordancia con las Necesidades, Expectativas y Demandas de la Sociedad Venezolana

RESULTADO: Celeridad de los Servicios Prestados a los Usuarios que acuden al Ministerio del Poder Popular para el Trabajo y Seguridad Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.373.494					3.373.494
4.02	Materiales, suministros y mercancías	20.002					20.002
4.03	Servicios no personales	1.192.849					1.192.849
	TOTAL	**4.586.345**					**4.586.345**

PROYECTO:	Cód. N.E: 108027 Cód Ppto: 130081000 Plan de Comunicación, Información y Educación Intra y Extra Institucional para Promover los Derechos de las Trabajadoras y Trabajadores
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	4.819.739
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Fomentar y Dirigir el Diálogo Social para la Generación de un Modelo Económico y Social Diversificado, Productivo, Incluyente y de Justicia Social, cuyas Relaciones de Producción se Fundamenten en la Solidaridad.
OBJETIVOS ESPECÍFICOS:	Diseñar y Ejecutar un Plan de Comunicación e Información, Dirigido a Elevar el Nivel de Conciencia de las Trabajadoras y los Trabajadores para Lograr su Integración al Modelo de Producción Socialista.
RESULTADO:	Trabajadores y Trabajadoras Informados y Motivados Acerca de los Principios que Favorezcan la Superación de la Ética del Capital y las Bases del Modelo de Producción Socialista

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.669.736					1.669.736
4.02	Materiales, suministros y mercancías	149.999					149.999
4.03	Servicios no personales	3.000.004					3.000.004
	TOTAL	**4.819.739**					**4.819.739**

PROYECTO:	Cód. N.E: 106855 Cód Ppto: 130082000 Fortalecimiento del Registro Nacional de Empresas y Establecimientos y del Proceso de la Solvencia Laboral
UNIDAD DE MEDIDA:	Registros Actualizados
CANTIDAD:	500.000
ASIGNACIÓN PRESUPUESTARIA:	2.346.189
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Promover la Responsabilidad Social de los Empleadores Garantizando la Protección de las Fuentes de Empleo y que Éstas sean Seguras y de Calidad
OBJETIVOS ESPECÍFICOS:	Actualizar la Base de Datos del MINPPTRASS y Optimizar los Controles de la Solvencia Laboral, a los Efectos de Elaborar Políticas Públicas de Inspección y de Empleo.
RESULTADO:	Empresas y Establecimientos Registrados y Actualizados con la Solvencia Laboral Debido al Incumplimiento Social y Laboral con los Trabajadores y Trabajadoras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.465.479					1.465.479
4.02	Materiales, suministros y mercancías	197.150					197.150
4.03	Servicios no personales	260.413					260.413
4.04	Activos reales	423.147					423.147
	TOTAL	**2.346.189**					**2.346.189**

PROYECTO:	Cód. N.E: 106722 Cód Ppto: 130083000 Implementación de Nueva Tecnología en el Centro de Documentación e Información para Garantizar el Acceso a la Información en el Área Socio Laboral
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	3.000
ASIGNACIÓN PRESUPUESTARIA:	870.686
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Implantar un Servicio Automatizado que Permita Mejorar los Procesos Internos, Interactuar con Otros Organismos Públicos y dar a Conocer a los Usuarios Información sobre sus Solicitudes.
OBJETIVOS ESPECÍFICOS:	Contar con Herramientas Tecnológicas con el fin de Ofrecer a la Ciudadanía Servicios y Productos Electrónicos de Información Documental Especializados en el Sector Socio Laboral.
RESULTADO:	Mejorar los Servicios de Información Incorporando un Sistema Integral de Documentación Digitalizada Especializada en el Área Socio Laboral, Integrando Bases de Datos Electrónicos Nacionales Internacionales para la Consulta en Línea a través de Internet, Teniendo como Participantes Protagónicos a los Usuarios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	785.363					785.363
4.02	Materiales, suministros y mercancías	19.998					19.998
4.03	Servicios no personales	65.325					65.325
	TOTAL	**870.686**					**870.686**

PROYECTO:	Cód. N.E: 106687 Cód Ppto: 130084000 Fortalecimiento del Ministerio del Poder Popular para el Trabajo y Seguridad Social como Fuente de Información en Materia Laboral, de Empleo y Seguridad Social.
UNIDAD DE MEDIDA:	Indicador
CANTIDAD:	24
ASIGNACIÓN PRESUPUESTARIA:	2.552.150
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Garantizar el Acceso a Información Continua y de Calidad en Materia Laboral, de Empleo y Seguridad Social con Eficacia y Eficiencia dando a Conocer la Defensa del Derecho al Trabajo a todos los Venezolanos.
OBJETIVOS ESPECÍFICOS:	Consolidar al Ministerio del Poder Popular para el Trabajo y Seguridad Social como Fuente Confiable, Oportuna y Segura de Información en los Indicadores Laborales, de Empleo y Seguridad Social
RESULTADO:	Presentación de Indicadores Generados Mensualmente de Calidad, Confiables y Oportunos para la Toma de Decisiones y Seguimientos de las Políticas Laborales, de Empleo y Seguridad Social del MINPPTRASS y Otros Entes Públicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.421.994					2.421.994
4.02	Materiales, suministros y mercancías	20.003					20.003
4.03	Servicios no personales	110.153					110.153
	TOTAL	**2.552.150**					**2.552.150**

PROYECTO:	Cód. N.E: 107558 Cód Ppto: 130085000 Fortalecimiento de la Fundación Daniel para la Formación Socialista de los Trabajadores y Trabajadoras "Daniel de León".
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD:	Fem. (1.500) Mas. (1.500) Total (3.000)
ASIGNACIÓN PRESUPUESTARIA:	1.807.269
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Realizar Campañas que Permitan a los Trabajadores y Trabajadoras Conocer sus Derechos Laborales y Lograr Entender su Conciencia de Clase, Eliminando así la Visión Cooperativista y Reivindicativa.
OBJETIVOS ESPECÍFICOS:	Contribuir a la Formación Política Ideológica con Carácter Socialista de la Clase Trabajadora como parte del Pueblo, Mediante el Desarrollo de la Fundación Daniel de León.
RESULTADO:	Formación Socialista, Organización y Movilización a la Clase Trabajadora y Obrera.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.075.276					1.075.276
4.03	Servicios no personales	731.993					731.993
	TOTAL	**1.807.269**					**1.807.269**

PROYECTO:	Cód. N.E: 106676 Cód Ppto: 130086000 Organización y Formación de la Clase Trabajadora en la Construcción y Fortalecimiento del Modelo de Producción Socialista
UNIDAD DE MEDIDA:	Persona Beneficiada
CANTIDAD:	50.000
ASIGNACIÓN PRESUPUESTARIA:	17.379.991
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Garantizar la Defensa a un Trabajo Digno y Decente Mediante el Fortalecimiento de los Servicios de Promoción, Intermediación, Fiscalización, Formación y Defensa de los Derechos y las Obligaciones de los Trabajadores/as.
OBJETIVOS ESPECÍFICOS:	Impulsar el Proceso de Transformación de las Relaciones de Producción a través de la Organización y Formación Sociopolítica - Laboral de la Clase Trabajadora.
RESULTADO:	Intermediación, Orientación, Formación y Acompañamiento de los Trabajadores y Trabajadoras, para avanzar en la Construcción y Fortalecimiento del Nuevo Modelo Productivo Socialista.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.230.833					15.230.833
4.02	Materiales, suministros y mercancías	998.354					998.354
4.03	Servicios no personales	1.022.663					1.022.663
4.04	Activos reales	128.141					128.141
	TOTAL	17.379.991					17.379.991

PROYECTO:	Cód. N.E: 106850 Cód Ppto: 130087000 Caracterización y Análisis de la Situación Nacional del País, de los Principios y Derechos Laborales Fundamentales, con el Fin de Mantener un Observatorio Actualizado y de Consulta Permanente en Materia Laboral que Coadyuve al Diseño de Políticas Laborales Específicas en las Nuevas Economías Socialistas y en el Marco de la Integración Regional.
UNIDAD DE MEDIDA:	Estudio / Diagnóstico
CANTIDAD:	136
ASIGNACIÓN PRESUPUESTARIA:	2.544.046
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Garantizar la Defensa del Derecho a un Trabajo Digno y Decente, Mediante el Fortalecimiento de los Servicios de Promoción, Intermediación, Fiscalización, Formación y Defensa de los Derechos y las Obligaciones de los Trabajadores (as)
OBJETIVOS ESPECÍFICOS:	Mantener un Observatorio Actualizado y de Consulta Permanente en Materia Laboral que Coadyuve al Diseño de Políticas Laborales Específicas que Permitan Superar las Desviaciones Sufridas en Materia Laboral en Venezuela en las Nuevas Economías Socialistas y en el Marco de la Integración Regional
RESULTADO:	Recopilación, Análisis, Evaluación, Tratamiento y Difusión de la Información.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.890.293					1.890.293
4.02	Materiales, suministros y mercancías	100.001					100.001
4.03	Servicios no personales	423.562					423.562
4.04	Activos reales	130.190					130.190
	TOTAL	2.544.046					2.544.046

PROYECTO:	Cód. N.E: 106852 Cód Ppto: 130088000 Promover la Participación de la Clase Trabajadora en la Transformación del Modelo Productivo Nacional, a Través de Nuevas Formas de Organización Productiva Socialistas.
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD:	Fem. (6.000) Mas. (4.000) Total (10.000)
ASIGNACIÓN PRESUPUESTARIA:	1.581.275
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Garantizar la Defensa del Derecho a un Trabajo Digno y Decente, Mediante el Fortalecimiento de los Servicios de Promoción, Orientación, Intermediación, Formación, Organización y Defensa de los Derechos y de las Obligaciones de los Trabajadores / as.
OBJETIVOS ESPECÍFICOS:	Promover la Formación, Organización y Defensa de los Derechos Laborales, a Objeto de Fortalecer la Clase Trabajadora con Miras a la Transformación del Modelo Productivo Nacional
RESULTADO:	Trabajadores Organizados en Procesos Productivos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.290.849					1.290.849
4.02	Materiales, suministros y mercancías	146.754					146.754
4.03	Servicios no personales	124.536					124.536
4.04	Activos reales	19.136					19.136
	TOTAL	**1.581.275**					**1.581.275**

PROYECTO:	Cód. N.E: 106809 Cód Ppto: 130089000 Fortalecimiento de los Mecanismos de Protección, Respeto y Garantía de los Derechos Laborales de los Trabajadores y Trabajadoras Migrantes que Ingresan al País.
UNIDAD DE MEDIDA:	Autorización
CANTIDAD:	3.000
ASIGNACIÓN PRESUPUESTARIA:	1.924.074
DIRECTRIZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Garantizar la Defensa del Derecho a un Trabajo Digno y Decente, Mediante el Fortalecimiento de los Servicios de Promoción, Intermediación, Fiscalización, Formación y Defensa de los Derechos y de las Obligaciones de los Trabajadores (as)
OBJETIVOS ESPECÍFICOS:	Promover el Mejoramiento de los Servicios Integrales de Orientación y Canalización de la Población Trabajadora Migrante, Contribuyendo a Garantizar la Defensa de su Derecho a un Trabajo Digno, en Igualdad de Condiciones, sin Distinción de Raza, Sexo o Nacionalidad
RESULTADO:	Registro, Control y Seguimiento de los Trabajadores Migrantes que Ingresan al País, y el Estudio y Formación en Materia Migratoria Laboral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	961.795					961.795
4.02	Materiales, suministros y mercancías	262.963					262.963
4.03	Servicios no personales	566.265					566.265
4.04	Activos reales	133.051					133.051
	TOTAL	**1.924.074**					**1.924.074**

PROYECTO:	Cód. N.E: 106816 Cód Ppto: 130090000 Asesorar, Asistir y Representar en Sede Judicial y Administrativa a los Trabajadores y Trabajadoras de Forma Gratuita.
UNIDAD DE MEDIDA:	Trabajador Atendido
CANTIDAD:	Fem. (142.974) Mas. (142.973) Total (285.947)
ASIGNACIÓN PRESUPUESTARIA:	30.058.937
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Garantizar la Defensa del Derecho a un Trabajo Digno y Decente, Mediante el Fortalecimiento de los Servicios de Promoción, Intermediación, Fiscalización, Formación y Defensa de los Derechos y de las Obligaciones de los Trabajadores (as).
OBJETIVOS ESPECÍFICOS:	Propiciar Políticas Tendentes a Garantizar la Defensa de los Derechos de los Trabajadores y las Trabajadoras y Evaluar Políticas para la Defensa de la Libertad Sindical y las Organizaciones Sindicales. Así como Representar y Asistir ante los Órganos Jurisdiccionales y Administrativos del Trabajo.
RESULTADO:	Asistir, Asesorar y Representar a los Trabajadores y Trabajadoras, en el Cumplimiento de los Derechos, Deberes Laborales y Sociales, en las Diferentes Instancias: Administrativa y Judicial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	28.266.980					28.266.980
4.02	Materiales, suministros y mercancías	1.251.136					1.251.136
4.03	Servicios no personales	489.533					489.533
4.04	Activos reales	51.288					51.288
	TOTAL	**30.058.937**					**30.058.937**

PROYECTO: Cód. N.E: 106796 Cód Ppto: 130091000 Creación del Observatorio de Planes y Programas de Recreación y Salud para las Trabajadoras y Trabajadores.

UNIDAD DE MEDIDA: Registro

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 1.387.865

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Garantizar Seguridad Social para todos los Ciudadanos y todas las Ciudadanas, Ampliando la Calidad y Cobertura de las Prestaciones.

OBJETIVOS ESPECÍFICOS: Crear un Observatorio de Condiciones, Planes y Programas Recreacionales y de Salud en el Estado, con miras a Unificar los Criterios Mínimos para la Justa, Igualitaria y Equitativa Prestación de los Servicios.

RESULTADO: Registro Único de Planes y Programas de Recreación y Salud que otorga el Estado a sus Trabajadores y Trabajadoras.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	755.069					755.069
4.02	Materiales, suministros y mercancías	197.081					197.081
4.03	Servicios no personales	222.840					222.840
4.04	Activos reales	212.875					212.875
	TOTAL	1.387.865					1.387.865

PROYECTO: Cód. N.E: 106772 Cód Ppto: 130092000 Información y Formación sobre las Políticas Implementadas por el Estado en Materia de Seguridad Social en Venezuela.
UNIDAD DE MEDIDA: Campaña
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 3.967.200
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Garantizar una Seguridad Social para todos los Ciudadanos y todas las Ciudadanas, Ampliando la Calidad y Cobertura de las Prestaciones.
OBJETIVOS ESPECÍFICOS: Promover Campañas que Permitan a los Ciudadanos y Ciudadanas Adquirir Información Integral sobre las Políticas Implementadas en el Estado en Materia de Seguridad Social
RESULTADO: Campaña Informativa que Permita Sensibilizar a los Ciudadanos y las Ciudadanas para Ejercer la Participación Protagónica en la Defensa del Derecho Humano a la Seguridad Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.655.657					1.655.657
4.02	Materiales, suministros y mercancías	150.001					150.001
4.03	Servicios no personales	2.000.001					2.000.001
4.04	Activos reales	161.541					161.541
	TOTAL	**3.967.200**					**3.967.200**

PROYECTO:	Cód. N.E: 106774 Cód Ppto.: 130093000 Consolidación del Observatorio de los Regímenes Especiales de Jubilaciones, Pensiones y Otras Asignaciones Económicas y Complementarias del Estado.
UNIDAD DE MEDIDA:	Base de Datos
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.132.052
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Garantizar Seguridad Social para todos los Ciudadanos y todas las Ciudadanas, Ampliando la Calidad y Cobertura de las Prestaciones.
OBJETIVOS ESPECÍFICOS:	Elaborar un Plan Único de Beneficios de los Regímenes Especiales de Jubilaciones, Pensiones y Otras Asignaciones Económicas y Complementarias que Fundamente una Política Centralizada para Garantizar la Distribución Justa, Igualitaria y Equitativa de los Recursos.
RESULTADO:	Unificación del Régimen de Jubilación, Pensión y Ayudas Económicas y Complementarias Otorgadas por el Estado, que Permita Garantizar la Distribución Justa, Igualitaria y Equitativa de los Recursos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	564.994					564.994
4.02	Materiales, suministros y mercancías	199.910					199.910
4.03	Servicios no personales	261.516					261.516
4.04	Activos reales	105.632					105.632
	TOTAL	**1.132.052**					**1.132.052**

PROYECTO: Cód Ppto: 139999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 10.301.448.740
ASIGNACIÓN PRESUPUESTARIA: 10.301.448.740
DIRECTRIZ ESTRATÉGICA: No Aplica
OBJETIVO ESTRATÉGICO: NO DEFINIDO
OBJETIVOS ESPECÍFICOS: NO DEFINIDO
RESULTADO: NO DEFINIDO

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	7.687.448.740		2.614.000.000			10.301.448.740
	TOTAL	**7.687.448.740**		**2.614.000.000**			**10.301.448.740**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.687.448.740		2.614.000.000			10.301.448.740
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.687.448.740		2.614.000.000			10.301.448.740
4.07.01.03.00	Transferencias corrientes internas al sector público	7.687.448.740		2.614.000.000			10.301.448.740
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	7.687.448.740		2.614.000.000			10.301.448.740
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	33.001.317					33.001.317
	- A0055 Instituto Venezolano de los Seguros Sociales (IVSS)	7.587.032.431		2.614.000.000			10.201.032.431
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	67.414.992					67.414.992

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	153.179.827					153.179.827
4.03	Servicios no personales	1.839.993					1.839.993
	TOTAL	**155.019.820**					**155.019.820**

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.230.843					3.230.843
4.03	Servicios no personales	12.769.128					12.769.128
4.04	Activos reales	400.029					400.029
4.07	Transferencias y donaciones	869.791.813					869.791.813
4.11	Disminución de pasivos	2.000.000					2.000.000
	TOTAL	**888.191.813**					**888.191.813**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	869.607.564					869.607.564
4.07.01.00.00	Transferencias y donaciones corrientes internas	869.607.564					869.607.564
4.07.01.03.00	Transferencias corrientes internas al sector público	869.607.564					869.607.564
4.07.01.03.03	Transferencias corrientes a entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	869.607.564					869.607.564
	- A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)	14.263.421					14.263.421
	- A0055 Instituto Venezolano de los Seguros Sociales (IVSS)	808.088.367					808.088.367
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	47.255.776					47.255.776

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	49.021					49.021
4.07.01.00.00	Transferencias y donaciones corrientes internas	49.021					49.021
4.07.01.01.00	Transferencias corrientes internas al sector privado	49.021					49.021
4.07.01.01.75	Subsidios a organismos laborales y gremiales	49.021					49.021
	- S1888 Asociación Civil del Ministerio del Trabajo (ASOMITRA)	49.021					49.021

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	22.000.000					22.000.000
	TOTAL	**22.000.000**					**22.000.000**

Ministerio del Poder Popular para el Ambiente

MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para el Ambiente, tiene bajo su responsabilidad formular y ejecutar la política ambiental del país con la finalidad de normar el uso y la conservación de los recursos naturales, promoviendo la participación de la sociedad para lograr el desarrollo sostenible tal como lo propone el Ejecutivo Nacional en el Plan de Desarrollo Económico y Social 2007-2013, el cual comprende las grandes directrices estratégicas que responden al ineludible compromiso político asumido por el Gobierno Nacional con las mayorías populares venezolanas de avanzar y profundizar el desarrollo del Proyecto Socialista del Siglo XXI.

Dentro de estas líneas estratégicas, el Ministerio se enmarca en la consolidación de la Nueva Geopolítica Nacional, que propende la modificación de la estructura territorial actual mediante el esfuerzo sostenido y coherente de gestión pública, planificación estratégica y movilización de actores políticos y fuerzas sociales con una visión geoestratégica compartida en función de lograr un nuevo sistema económico- productivo, diversificado e integrado, tanto funcionalmente como territorialmente, así como la inclusión social a través de la incorporación de espacios y actividades productivas bajo regímenes de producción social, cooperativos, asociativos y solidarios donde la participación protagónica y corresponsable signe las nuevas relaciones de producción cuyos resultados sean acumulables y favorezcan la modificación de los patrones de asentamiento, en beneficio del pueblo venezolano. En este sentido, el Ministerio desarrollará una serie de proyectos de inversión y gestión pública a los fines de garantizar las condiciones de igualdad y equidad entre hombres y mujeres, especialmente los dirigidos a atender las áreas de conservación ambiental, educación ambiental, y participación ciudadana mediante la incorporación de los Consejos Comunales, Comunas y las misiones para el logro de los objetivos planteados.

De esta manera el Despacho continuará con la ejecución de los proyectos estratégicos considerados en el Plan Operativo Anual Nacional (POAN), que garanticen el logro de las metas establecidas y generen mejor calidad de vida para la población, entre los que destacan:

- Programa Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní.
- Fortalecimiento de la Capacidad Nacional para el Manejo y Disposición Final de los Residuos y Desechos Sólidos.
- Proyecto Nacional de Gestión y Conservación Ambiental.
- Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú.
- Agua Potable y Saneamiento en Zonas Urbanas y Rurales.
- Atención de Acueductos Rurales y Poblaciones Menores.

Para el ejercicio fiscal 2010, el Ministerio del Poder Popular para el Ambiente, continuará desarrollando y orientando su gestión al logro de un equilibrio ambiental armónico con el desarrollo económico, político y social del país, a través de la ejecución de una política ambiental participativa, transformándose en una herramienta más de la sociedad organizada.

El presupuesto para el año 2010 del Ministerio del Poder Popular para el Ambiente asciende a la cantidad de Bs. 1.687.528.211, de los cuales Bs. 724.457.970 corresponden a las Acciones Centralizadas y Bs. 963.070.241 a los Proyectos.

Las asignaciones del Ministerio a los entes descentralizados se detallan a continuación:

- Bs. 164.548.628 para el Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN).
- Bs. 294.220.313 para el C.A. Hidrológica de Venezuela (HIDROVEN).
- Bs. 527.687.800 para el Sistema Hidráulico Yacambú Quíbor, C.A.
- Bs. 50.000.000 para el Instituto Nacional de Parques (INPARQUES).
- Bs. 17.000.000 para el Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM).
- Bs. 12.800.000 para el Instituto Geográfico de Venezuela "Simón Bolívar".
- Bs. 5.000.000 para el Instituto Nacional de Meteorología e Hidrología (INAMEH).
- Bs. 1.600.000 para el Compañía Nacional de Reforestación (CONARE).
- Bs. 1.100.000 para la Empresa Regional Sistema Hidráulico Trujillano, S.A.
- Bs. 700.000 para la Autoridad Única de Área Parque Nacional Archipiélago Los Roques.
- Bs. 700.000 para la Fundación Laboratorio Nacional de Hidráulica.
- Bs. 600.000 para la Fundación de Educación Ambiental.
- Bs. 300.000 para la Fundación Nacional de Parques Zoológicos y Acuarios.
- Bs. 220.000 para la Fundación Instituto Forestal Latinoamericano.
- Bs. 250.000 para la Universidad de Los Andes (ULA).

Los proyectos cuya ejecución excede el ejercicio presupuestario son los siguientes:

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL (En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
106132	170038000	Fortalecimiento Estadístico del Ministerio del Poder Popular para el Ambiente	01-01-10	31-12-13		200.000	650.000	1.600.000	2.450.000
36648	170049000	Planes Nacionales del Ambiente y de Ordenación del Territorio	02-06-05	30-12-11	5.358.148	2.465.641	4.582.734		12.406.523
36937	170060000	Control de Inundaciones y Mantenimiento de Obras Hidráulicas a Nivel Nacional	01-01-07	31-12-10	23.718.057	2.500.000			26.218.057
36396	170069000	Ampliación, Rehabilitación y Reconstrucción Acueductos y Cloacas a Nivel Nacional	01-01-07	31-12-10	64.572.210	2.500.000			67.072.210
				Total	**93.648.415**	**7.665.641**	**5.232.734**	**1.600.000**	**108.146.790**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
106.945	170026000	Fortalecer el Plan Nacional de Vigilancia y Control Ambiental Año 2010	Inspección y Fiscalización			110	1.105.349			1.105.349
107.147	170028000	Prevención y Extinción de Incendios Forestales para la Conservación de la Biodiversidad y las Cuencas Hidrográficas	Evento Asistido			1.000	340.000			340.000
107.166	170029000	Actualización de la Infraestructura Tecnológica del MINAMB. Componentes: Cuartos de Cableado y Voz IP	Infraestructura Tecnológica			110	1.000.000			1.000.000
106.132	170038000	Fortalecimiento Estadístico del Ministerio del Poder Popular para el Ambiente	Publicación			3	200.000			200.000
106.819	170040000	Conservación y Manejo de las Cuencas de Ríos: en los Estados Anzoátegui, Miranda, Yaracuy, Barinas, Lara y Trujillo	Informe de Ejecución			35	2.271.819			2.271.819
107.105	170041000	Plan Nacional de Gestión Integral de las Aguas - Fase II	Documento			1	1.000.000			1.000.000
107.343	170045000	Reforzamiento y Asistencia a las Direcciones Estadales Ambientales en Materia de Gestión de Cuencas Hidrográficas	Taller / Jornada / Reunión			30	942.800			942.800
36.648	170049000	Planes Nacionales del Ambiente y de Ordenación del Territorio	Plan			93	2.465.641			2.465.641
36.937	170060000	Control de Inundaciones y Mantenimiento de Obras Hidráulicas a Nivel Nacional	Obra			550	2.500.000			2.500.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.361	170061000	Educación Ambiental y Participación Comunitaria para la Gestión Ambiental, Desarrollo Económico y Social de la Nación	Asistencia Técnica			20	3.087.276			3.087.276
106.148	170062000	Conservación y Uso Sustentable del Bosque	Documento			1	1.123.623			1.123.623
107.632	170063000	Gestión Socialista de la Diversidad Biológica	Plan			1	3.176.540			3.176.540
106.753	170064000	Monitoreo y Evaluaciones para la Gestión de la Calidad Ambiental	Informe de Ejecución			37.402	3.190.003			3.190.003
106.743	170066000	Fortalecimiento de Laboratorios Ambientales del Ministerio del Poder Popular para el Ambiente	Laboratorio Certificado			6	699.594			699.594
36.396	170069000	Ampliación, Rehabilitación y Reconstrucción Acueductos y Cloacas a Nivel Nacional	Kilómetro			151	2.500.000			2.500.000
107.705	170076000	Plan Nacional de Implementación del Convenio de Estocolmo sobre Contaminantes Orgánicos Persistentes (COP). Instrumentación y Aplicación	Documento			2	810.855			810.855
107.488	170122000	Adecuación de las Instalaciones del Ministerio de Poder Popular para el Ambiente	Metro Cuadrado			1.800	2.500.000			2.500.000
	179999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			934.156.741	50.100.000	884.056.741		934.156.741
						TOTAL	**79.013.500**	**884.056.741**		**963.070.241**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170001000	Dirección y Coordinación de los Gastos de los Trabajadores	454.487.075			454.487.075
170002000	Gestión Administrativa	202.110.067			202.110.067
170003000	Previsión y Protección Social	67.860.828			67.860.828
	TOTAL	724.457.970			724.457.970

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.990**	**2.189**	**822**	**5.001**	**67.400.452**	**39.813.511**	**107.213.963**
Directivo	83	80	3	166	3.003.358		3.003.358
Profesional y Técnico	780	786	329	1.895	33.728.177	23.477.777	57.205.954
Personal Administrativo	624	231	267	1.122	10.078.788	5.746.734	15.825.522
Personal Médico	9	7	6	22	299.757	32.959	332.716
Obrero	494	1.085	217	1.796	20.290.372	10.556.041	30.846.413
Personal Contratado	**133**	**122**		**255**	**9.042.727**		**9.042.727**
Profesional y Técnico	133	72		205	8.446.102		8.446.102
Obrero		50		50	596.625		596.625
TOTAL	2.123	2.311	822	5.256	76.443.179	39.813.511	116.256.690

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	520	94	**614**	**12.099.667**
Obreros	34	12	46	891.960
Empleados	486	82	568	11.207.707
Jubilados	845	1.193	**2.038**	**55.761.161**
Médicos	5	5	10	206.127
Obreros	164	337	501	14.139.247
Empleados	676	851	1.527	41.415.787
TOTAL	**1.365**	**1.287**	**2.652**	**67.860.828**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	458.024.917			458.024.917
4.02	Materiales, suministros y mercancías	17.071.749			17.071.749
4.03	Servicios no personales	52.805.123			52.805.123
4.04	Activos reales	12.353.603			12.353.603
4.07	Transferencias y donaciones	260.716.078	884.056.741		1.144.772.819
4.11	Disminución de pasivos	2.500.000			2.500.000
	TOTAL	**803.471.470**	**884.056.741**		**1.687.528.211**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	192.670.000	884.056.741		1.076.726.741
4.07.01.00.00	Transferencias y donaciones corrientes internas	192.270.000			192.270.000
4.07.01.03.00	Transferencias corrientes internas al sector público	192.270.000			192.270.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	187.170.000			187.170.000
	- A0052 Instituto Nacional de Parques (INPARQUES)	50.000.000			50.000.000
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	17.000.000			17.000.000
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)	100.000.000			100.000.000
	- A0083 Universidad de Los Andes (ULA)	250.000			250.000
	- A0103 Fundación Instituto Forestal Latinoamericano	220.000			220.000
	- A0107 Autoridad Única de Área Parque Nacional Archipiélago Los Roques	700.000			700.000
	- A0324 Fundación de Educación Ambiental	600.000			600.000
	- A0343 Fundación Laboratorio Nacional de Hidráulica	300.000			300.000
	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	300.000			300.000
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	12.800.000			12.800.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)	5.000.000			5.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	5.100.000			5.100.000
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	2.400.000			2.400.000
	- A0639 Compañía Nacional de Reforestación (CONARE)	1.600.000			1.600.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	1.100.000			1.100.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y donaciones de capital internas	400.000	884.056.741		884.456.741
4.07.03.03.00	Transferencias de capital internas al sector público	400.000	884.056.741		884.456.741
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	400.000	64.548.628		64.948.628
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)		64.548.628		64.548.628
	- A0343 Fundación Laboratorio Nacional de Hidráulica	400.000			400.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		819.508.113		819.508.113
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)		291.820.313		291.820.313
	- A0678 Sistema Hidráulico Yacambú Quíbor, C.A.		527.687.800		527.687.800

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	110.000			110.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	110.000			110.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	110.000			110.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	110.000			110.000
	- S1498 Asociación Civil Bienestar y Ambiente (ABAM)	110.000			110.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	75.250			75.250
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	75.250			75.250
4.07.02.01.00	Transferencias corrientes al exterior	75.250			75.250
4.07.02.01.04	Transferencias corrientes a organismos internacionales	75.250			75.250
	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	75.250			75.250

PROYECTO: COD. N.E: 106945 COD. PPTO: 170026000 Fortalecer el Plan Nacional de Vigilancia y Control Ambiental año 2010

UNIDAD DE MEDIDA: Inspección y Fiscalización

CANTIDAD: 110

ASIGNACIÓN PRESUPUESTARIA: 1.105.349

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Desarrollar un Sistema Efectivo de Supervisión, Fiscalización y Control de las Actividades Susceptibles de Degradar el Ambiente

OBJETIVOS ESPECÍFICOS: Desarrollar Acciones de Vigilancia y Control Ambiental con la Finalidad de Disminuir el Impacto de las Actividades Susceptibles de Degradar el Ambiente en Áreas Prioritarias, a Nivel Nacional

RESULTADO: Reducir los Ilícitos Ambientales en Áreas de Atención Primaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	445.349					445.349
4.02	Materiales, suministros y mercancías	115.753					115.753
4.03	Servicios no personales	390.506					390.506
4.04	Activos reales	153.741					153.741
	TOTAL	**1.105.349**					**1.105.349**

PROYECTO: COD. N.E: 107147 COD. PPTO: 170028000 Prevención y Extinción de Incendios Forestales para la Conservación de la Biodiversidad y las Cuencas Hidrográficas

UNIDAD DE MEDIDA: Evento Asistido

CANTIDAD: 1.000

ASIGNACIÓN PRESUPUESTARIA: 340.000

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Conservar los Sistemas Ecológicos del País y la Diversidad Biológica, Promoviendo el Uso Sustentable

OBJETIVOS ESPECÍFICOS: Fortalecer la Capacidad de Prevención Extinción de los Incendios Forestales de las Comunidades y los Grupos Voluntarios

RESULTADO: Extinción de Incendios Forestales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	254.674					254.674
4.03	Servicios no personales	40.270					40.270
4.04	Activos reales	45.056					45.056
	TOTAL	340.000					340.000

PROYECTO:	COD. N.E: 107166 COD. PPTO: 170029000 Actualización de la Infraestructura Tecnológica del MINAMB. Componentes: Cuartos de Cableado y Voz IP
UNIDAD DE MEDIDA:	Infraestructura Tecnológica
CANTIDAD:	110
ASIGNACIÓN PRESUPUESTARIA:	1.000.000
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Fortalecer y Mejorar los Procesos Institucionales de las Unidades del Ministerio
OBJETIVOS ESPECÍFICOS:	Actualizar el Parque Tecnológico y Comunicacional del Minamb, en el Ámbito Central, Dotándolo de Infraestructura Física que Permita Adecuarse a la Nueva Plataforma Tecnológica
RESULTADO:	Infraestructura Tecnológica del Minamb Actualizada. Componentes: Cuartos de Cableado y Voz IP

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.000					10.000
4.03	Servicios no personales	381.000					381.000
4.04	Activos reales	609.000					609.000
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO:	COD. N.E: 106132 COD. PPTO: 170038000 Fortalecimiento Estadístico del Ministerio del Poder Popular para el Ambiente
UNIDAD DE MEDIDA:	Publicación
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	200.000
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Fortalecer y Mejorar los Procesos Institucionales de las Unidades del Ministerio
OBJETIVOS ESPECÍFICOS:	Desarrollar un Sistema Integral de Generación de Estadísticas que Apoye la Toma de Decisiones en el Minamb y que Aporte Información Ambiental a la Población
RESULTADO:	Anuario Estadístico del Minamb

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	99.900					99.900
4.03	Servicios no personales	85.100					85.100
4.04	Activos reales	15.000					15.000
	TOTAL	200.000					200.000

PROYECTO:	COD. N.E: 106819 COD. PPTO: 170040000 Conservación y Manejo de las Cuencas de Ríos: en los Estados Anzoátegui, Miranda, Yaracuy, Barinas, Lara y Trujillo
UNIDAD DE MEDIDA:	Informe de Ejecución
CANTIDAD:	35
ASIGNACIÓN PRESUPUESTARIA:	2.271.819
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Conservar y Manejar las Cuencas Hidrográficas y el Recurso Hídrico para Garantizar su Calidad y Aprovechamiento
OBJETIVOS ESPECÍFICOS:	Promover la Conservación de los Recursos Suelos y Agua, Implementando la Capacidad de Uso de la Tierra para el Desarrollo de la Economía Socio-productiva en las Cuencas
RESULTADO:	Desarrollo de la Capacidad de Uso de la Tierra

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	714.619					714.619
4.02	Materiales, suministros y mercancías	186.200					186.200
4.03	Servicios no personales	1.371.000					1.371.000
	TOTAL	**2.271.819**					**2.271.819**

PROYECTO:	COD. N.E: 107105 COD. PPTO: 170041000 Plan Nacional de Gestión Integral de las Aguas - Fase II
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.000.000
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Conservar y Manejar las Cuencas Hidrográficas y El Recurso Hídrico para Garantizar su Calidad y Disponibilidad
OBJETIVOS ESPECÍFICOS:	Orientar la Gestión Integral de las Aguas para Prevenir y Enfrentar Situaciones Cambiantes del Entorno que Directa o Indirectamente Afecten el Recurso, con un Horizonte de Planificación a Largo Plazo
RESULTADO:	Documento Final del Plan de Gestión Integral de las Aguas y el Sistema de Información Geográfica a Nivel Nacional de Dicho Plan

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	102.457					102.457
4.03	Servicios no personales	897.543					897.543
	TOTAL	1.000.000					1.000.000

PROYECTO: COD. N.E: 107343 COD. PPTO: 170045000 Reforzamiento y Asistencia a las Direcciones Estadales Ambientales en Materia de Gestión de Cuencas Hidrográficas

UNIDAD DE MEDIDA: Taller / Jornada / Reunión

CANTIDAD: 30

ASIGNACIÓN PRESUPUESTARIA: 942.800

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Conservar y Manejar las Cuencas Hidrográficas y el Recurso Hídrico para Garantizar su Calidad y Aprovechamiento

OBJETIVOS ESPECÍFICOS: Contribuir con la Capacitación y Asistencia a las Direcciones Estadales Ambientales en el Área de Conservación de Suelos y Aguas en las Cuencas Hidrográficas

RESULTADO: Áreas Recuperadas por la Aplicación de Prácticas Conservacionistas de Suelos y Aguas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	186.500					186.500
4.03	Servicios no personales	756.300					756.300
	TOTAL	**942.800**					**942.800**

PROYECTO:	COD. N.E: 36648 COD. PPTO: 170049000 Planes Nacionales del Ambiente y de Ordenación del Territorio
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	93
ASIGNACIÓN PRESUPUESTARIA:	2.465.641
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Conciliar los Requerimientos del Desarrollo Endógeno Sustentable Nacional, con la Gestión del Ambiente, Propiciando una Ocupación Racional del Territorio Dirigida Hacia la Búsqueda de una Distribución Espacial de Actividades que Satisfagan Diversos Elementos del Desarrollo
OBJETIVOS ESPECÍFICOS:	Orientar la Localización de la Población y de las Actividades Económicas, Optimizando el Aprovechamiento Racional de los Recursos en el Ámbito Nacional con Base en los Criterios de Desarrollo Sustentable
RESULTADO:	Planes de Ordenación y Plan Nacional del Ambiente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.545.641					1.545.641
4.02	Materiales, suministros y mercancías	306.500					306.500
4.03	Servicios no personales	543.700					543.700
4.04	Activos reales	69.800					69.800
	TOTAL	**2.465.641**					**2.465.641**

PROYECTO:	COD. N.E: 36937 COD. PPTO: 170060000 Control de Inundaciones y Mantenimiento de Obras Hidráulicas a Nivel Nacional
UNIDAD DE MEDIDA:	Obra
CANTIDAD:	550
ASIGNACIÓN PRESUPUESTARIA:	2.500.000
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Optimar el Saneamiento Ambiental y el Control de la Contaminación
OBJETIVOS ESPECÍFICOS:	Ejecutar Obras de Canalización, Defensa, Rectificación, Protección, Limpieza y Retención para el Control de Inundaciones
RESULTADO:	Obras para Control de Inundaciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	267.857					267.857
4.04	Activos reales	2.232.143					2.232.143
	TOTAL	2.500.000					2.500.000

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE
PROYECTO : COD. N.E: 36937 COD. PPTO: 170060000 Control de Inundaciones y Mantenimiento de Obras Hidráulicas a Nivel Nacional
FECHA DE INICIO : 01/01/2007
FECHA DE FINALIZACIÓN : 31/12/2010
COSTO TOTAL : 26.218

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010 Corriente Ordinaria			2010 Proyectos por Endeudamiento			2011	Años Posteriores
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Inspección de obras	4.04	Activos reales			446						
Construcción y equipamiento	4.04	Activos reales			1.786						
		TOTAL			2.232						

PROYECTO:	COD. N.E: 107361 COD. PPTO: 170061000 Educación Ambiental y Participación Comunitaria para la Gestión Ambiental, Desarrollo Económico y Social de la Nación
UNIDAD DE MEDIDA:	Asistencia Técnica
CANTIDAD:	20
ASIGNACIÓN PRESUPUESTARIA:	3.087.276
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Promover la Participación de los Actores del Desarrollo Nacional en la Gestión Ambiental
OBJETIVOS ESPECÍFICOS:	Propiciar la Participación Activa y Protagónica de la Población Venezolana en la Gestión y Conservación Ambiental
RESULTADO:	Servicio de Educación Ambiental, Talleres, Foros, Charlas, Actividades Divulgativas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.087.276					1.087.276
4.02	Materiales, suministros y mercancías	648.000					648.000
4.03	Servicios no personales	987.000					987.000
4.04	Activos reales	365.000					365.000
	TOTAL	**3.087.276**					**3.087.276**

PROYECTO: COD. N.E: 106148 COD. PPTO: 170062000 Conservación y Uso Sustentable del Bosque
UNIDAD DE MEDIDA: Documento
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 1.123.623
DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Conservar los Bosques y Promover su Uso Sustentable como Instrumento de Desarrollo
OBJETIVOS ESPECÍFICOS: Diagnosticar, Evaluar y Ordenar las Áreas Forestales del País y Adoptar las Acciones para su Conservación Sustentable
RESULTADO: Evaluación del Bosque

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	741.942					741.942
4.02	Materiales, suministros y mercancías	67.320					67.320
4.03	Servicios no personales	246.865					246.865
4.04	Activos reales	67.496					67.496
	TOTAL	1.123.623					1.123.623

PROYECTO: COD. N.E: 107632 COD. PPTO: 170063000 Gestión Socialista de la Diversidad Biológica

UNIDAD DE MEDIDA: Plan

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 3.176.540

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Conservar los Sistemas Ecológicos del País y su Diversidad Biológica, Promoviendo su Uso Sustentable

OBJETIVOS ESPECÍFICOS: Incorporar a los Consejos Comunales y Otras Formas de Organización Social en la Gestión de la Diversidad Biológica y de los Ecosistemas Estratégicos para la Nación

RESULTADO: Plan de Conservación y Uso Sustentable de la Diversidad Biológica con Participación Comunitaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.670.540					1.670.540
4.02	Materiales, suministros y mercancías	468.239					468.239
4.03	Servicios no personales	853.963					853.963
4.04	Activos reales	183.798					183.798
	TOTAL	**3.176.540**					**3.176.540**

PROYECTO: COD. N.E: 106753 COD. PPTO: 170064000 Monitoreo y Evaluaciones para la Gestión de la Calidad Ambiental

UNIDAD DE MEDIDA: Informe de Ejecución

CANTIDAD: 37.402

ASIGNACIÓN PRESUPUESTARIA: 3.190.003

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Optimar el Control de la Contaminación Mejorando el Ambiente Urbano y Rural

OBJETIVOS ESPECÍFICOS: Fortalecer las Herramientas de Gestión, así como la Determinación y Evaluación de los Parámetros Ambientales que Permiten Mejorar la Calidad Ambiental y de Vida en el Territorio Nacional

RESULTADO: Monitoreo y Evaluación de las Fuentes de Contaminación Ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.200.452					1.200.452
4.02	Materiales, suministros y mercancías	1.112.557					1.112.557
4.03	Servicios no personales	626.994					626.994
4.04	Activos reales	250.000					250.000
	TOTAL	**3.190.003**					**3.190.003**

PROYECTO: COD. N.E: 106743 COD. PPTO: 170066000 Fortalecimiento de Laboratorios Ambientales del Ministerio del Poder Popular para el Ambiente

UNIDAD DE MEDIDA: Laboratorio Certificado

CANTIDAD: 6

ASIGNACIÓN PRESUPUESTARIA: 699.594

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Optimar el Control de la Contaminación Mejorando el Ambiente Urbano y Rural

OBJETIVOS ESPECÍFICOS: Fortalecer la Capacidad Analítica de los Laboratorios Ambientales para Asegurar la Gestión Integral de todas las Dependencias del Ministerio del Poder Popular para el Ambiente

RESULTADO: Laboratorios Fortalecidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	269.072					269.072
4.03	Servicios no personales	141.420					141.420
4.04	Activos reales	289.102					289.102
	TOTAL	**699.594**					**699.594**

PROYECTO: COD. N.E: 36396 COD. PPTO: 170069000 Ampliación, Rehabilitación y Reconstrucción Acueductos y Cloacas a Nivel Nacional

UNIDAD DE MEDIDA: Kilómetro

CANTIDAD: 151

ASIGNACIÓN PRESUPUESTARIA: 2.500.000

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Recuperar la Infraestructura Hidráulica, para Garantizar el Suministro de Agua Potable y el Control de la Contaminación

OBJETIVOS ESPECÍFICOS: Construcción y Recuperación de Infraestructuras Hidráulicas a Nivel Nacional

RESULTADO: Tuberías Colocadas o Reemplazadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	267.857					267.857
4.04	Activos reales	2.232.143					2.232.143
	TOTAL	2.500.000					2.500.000

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 17 Ministerio del Poder Popular para el Ambiente
PROYECTO : COD. N.E: 36396 COD. PPTO: 170069000 Ampliación, Rehabilitación y Reconstrucción Acueductos y Cloacas a Nivel Nacional
FECHA DE INICIO : 01/01/2007
FECHA DE FINALIZACIÓN : 31/12/2010
COSTO TOTAL : 67.072

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010						2011	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Inspección de Obras	4.04	Activos reales			446						
Construcción y Equipamiento	4.04	Activos reales			1.786						
		TOTAL			2.232						

PROYECTO:	COD. N.E: 107705 COD. PPTO: 170076000 Plan Nacional de Implementación del Convenio de Estocolmo sobre Contaminantes Orgánicos Persistentes (COP). Instrumentación y Aplicación
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	2
ASIGNACIÓN PRESUPUESTARIA:	810.855
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Optimar el Control de la Contaminación Mejorando el Ambiente Urbano y Rural
OBJETIVOS ESPECÍFICOS:	Desarrollar Acciones para Instrumentar y Aplicar el Plan Nacional de Implementación del Convenio de Estocolmo sobre Contaminantes Orgánicos Persistentes (COP), con la Finalidad de Proteger la Salud Humana y el Ambiente ante los Efectos de Estos Contaminantes
RESULTADO:	Personas Capacitadas, Creación de la Unidad de Coordinación e Instrumentación del Plan Nacional del COP

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	289.980					289.980
4.03	Servicios no personales	475.875					475.875
4.04	Activos reales	45.000					45.000
	TOTAL	810.855					810.855

PROYECTO: COD. N.E: 107488 COD. PPTO: 170122000 Adecuación de las Instalaciones del Ministerio de Poder Popular para el Ambiente

UNIDAD DE MEDIDA: Metro Cuadrado

CANTIDAD: 1.800

ASIGNACIÓN PRESUPUESTARIA: 2.500.000

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Fortalecer y Mejorar la Infraestrura Física de las Unidades del Ministerio

OBJETIVOS ESPECÍFICOS: Acondicionar la Infraestructura de las Unidades de Trabajo del Ministerio de Poder Popular para el Ambiente en Función de Mejorar las Condiciones de los Espacios de Trabajo que Repercuta en Beneficio de la Prestación de los Servicios

RESULTADO: La Infraestructura de las Unidades de Trabajo del Nivel Central del Ministerio de Poder Popular para el Ambiente Acondicionadas, en Función de que Repercuta en Mejorar la Prestación de los Servicios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	120.000					120.000
4.02	Materiales, suministros y mercancías	500.000					500.000
4.03	Servicios no personales	880.000					880.000
4.04	Activos reales	1.000.000					1.000.000
	TOTAL	**2.500.000**					**2.500.000**

PROYECTO: COD. PPTO: 179999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 934.156.741
ASIGNACIÓN PRESUPUESTARIA: 934.156.741
DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Garantizar los Recursos que Serán Transferidos a los Entes Adscritos para la Ejecución de los Proyectos
OBJETIVOS ESPECÍFICOS: Conservación, Defensa, Mejoramiento y Aprovechamiento Racional del Patrimonio Ambiental
RESULTADO: Transferir Recursos a los Entes Adscritos para Ejecutar los Proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	50.100.000	884.056.741				934.156.741
	- 001 Modernización y Rehabilitación del Sector Agua Potable y Saneamiento		167.500.000				167.500.000
	- 002 Atención Acueductos Rurales y Poblaciones Menores		30.580.313				30.580.313
	- 003 Abastecimiento de Agua Potable y Saneamiento Península de la Guajira		22.145.000				22.145.000
	- 004 Agua potable y Saneamiento en Zonas Urbanas y Rurales		45.795.000				45.795.000
	- 005 Racionalización de los Consumos de Agua Potable y Saneamiento de Zonas Urbanas y Rurales		25.800.000				25.800.000
	- 006 Manejo Sustentable de los Recursos Naturales de la Cuenca del Río Caroní		10.315.581				10.315.581
	- 007 Proyecto Nacional de Gestión y Conservación Ambiental		32.303.047				32.303.047

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- 008 Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos		21.930.000				21.930.000
	- 009 Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú		527.687.800				527.687.800
	Resto de Fuentes de Financiamiento	50.100.000					50.100.000
	TOTAL	**50.100.000**	**884.056.741**				**934.156.741**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	50.100.000	884.056.741				934.156.741
4.07.01.00.00	Transferencias y donaciones corrientes internas	49.700.000					49.700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	49.700.000					49.700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	48.400.000					48.400.000
	- A0052 Instituto Nacional de Parques (INPARQUES)	30.000.000					30.000.000
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	7.000.000					7.000.000
	- A0103 Fundación Instituto Forestal Latinoamericano	100.000					100.000
	- A0107 Autoridad Única de Área Parque Nacional Archipiélago Los Roques	400.000					400.000
	- A0324 Fundación de Educación Ambiental	600.000					600.000
	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	300.000					300.000
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	10.000.000					10.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.300.000					1.300.000
	- A0639 Compañía Nacional de Reforestación (CONARE)	800.000					800.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	500.000					500.000
4.07.03.00.00	Transferencias y donaciones de capital internas	400.000	884.056.741				884.456.741
4.07.03.03.00	Transferencias de capital internas al sector público	400.000	884.056.741				884.456.741
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	400.000	64.548.628				64.948.628
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)		64.548.628				64.548.628
	- A0343 Fundación Laboratorio Nacional de Hidráulica	400.000					400.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		819.508.113				819.508.113
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)		291.820.313				291.820.313
	- A0678 Sistema Hidráulico Yacambú Quíbor, C.A.		527.687.800				527.687.800

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	450.499.098					450.499.098
4.03	Servicios no personales	3.987.977					3.987.977
	TOTAL	**454.487.075**					**454.487.075**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.454.597					12.454.597
4.03	Servicios no personales	39.603.896					39.603.896
4.04	Activos reales	4.796.324					4.796.324
4.07	Transferencias y donaciones	142.755.250					142.755.250
4.11	Disminución de pasivos	2.500.000					2.500.000
	TOTAL	**202.110.067**					**202.110.067**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	142.570.000					142.570.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	142.570.000					142.570.000
4.07.01.03.00	Transferencias corrientes internas al sector público	142.570.000					142.570.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	138.770.000					138.770.000
	- A0052 Instituto Nacional de Parques (INPARQUES)	20.000.000					20.000.000
	- A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)	10.000.000					10.000.000
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)	100.000.000					100.000.000
	- A0083 Universidad de Los Andes (ULA)	250.000					250.000
	- A0103 Fundación Instituto Forestal Latinoamericano	120.000					120.000
	- A0107 Autoridad Única de Área Parque Nacional Archipiélago Los Roques	300.000					300.000
	- A0343 Fundación Laboratorio Nacional de Hidráulica	300.000					300.000
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	2.800.000					2.800.000
	- A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)	5.000.000					5.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	3.800.000					3.800.000
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	2.400.000					2.400.000
	- A0639 Compañía Nacional de Reforestación (CONARE)	800.000					800.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	600.000					600.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	110.000					110.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	110.000					110.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	110.000					110.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	110.000					110.000
	- S1498 Asociación Civil Bienestar y Ambiente (ABAM)	110.000					110.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	75.250					75.250
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	75.250					75.250
4.07.02.01.00	Transferencias corrientes al exterior	75.250					75.250
4.07.02.01.04	Transferencias corrientes a organismos internacionales	75.250					75.250
	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)	75.250					75.250

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	67.860.828					67.860.828
	TOTAL	**67.860.828**					**67.860.828**

Tribunal Supremo de Justicia

TRIBUNAL SUPREMO DE JUSTICIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Tribunal Supremo de Justicia como máximo representante del Poder Judicial, ha considerado prioritario dar continuidad y cumplimiento a los proyectos que permiten garantizar el acceso a la justicia, a través de la implementación de los lineamientos siguientes:

- Cambio organizacional a través del fortalecimiento de la cultura organizacional mediante la implementación de una política comunicacional y una Estructura Organizativa adecuada a los cambios institucionales, en el Tribunal Supremo de Justicia.

- Conservación y adecuación de la infraestructura física, ampliación de la plataforma tecnológica, así como cumplir con las obligaciones por concepto de contratos de arrendamientos, servicios básicos (luz, teléfono, agua) y comunicaciones.

- Atender los gastos de personal: jueces, funcionarios administrativo, contratados, obreros, pensionados y jubilados, así como, brindarle la cobertura en asistencia social a su núcleo familiar.

- Suministro de bienes y servicios a las dependencias judiciales para garantizar el proceso de administración de justicia en el ámbito nacional.

- Inspección y vigilancia de los Tribunales de la República, así como la continuidad de los procesos de evaluación y concursos de jueces, para optar a la titularidad de los cargos

- Garantizar el Derecho a la Defensa, mediante una política de fortalecimiento del servicio, con énfasis en:

  - Acercar el servicio de la Defensa Pública a las comunidades, especialmente aquellos sectores de mayores carencias y de exclusión social, con el propósito de facilitar el acceso a la justicia y de promover el servicio de orientación, asistencia y representación legal, en las diversas materias de su competencia.

  - La capacitación como herramienta fundamental que busca el desarrollo profesional e integral de nuestro recurso humano, que repercute directamente en una mejor calidad del servicio que presta la Defensa Pública, fortaleciendo las herramientas intelectuales necesarias para cumplir a cabalidad su rol en el sistema de administración de justicia.

El cumplimiento de estos lineamientos está enmarcado en la aplicación de los recursos presupuestarios con criterios de austeridad y racionalidad, maximizando la eficiencia del gasto y la transparencia en la gestión del Poder Judicial.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.336	210016000	Administración, control y evaluación de los procesos en el ámbito nacional	Proceso			6.909	13.689.532			13.689.532
107.451	210026000	Adecuación de la Infraestructura Física y Tecnológica del Tribunal Supremo de Justicia	Unidad			30	36.997.695			36.997.695
107.312	210027000	Fortalecimiento Institucional de la Defensa Pública	Ciudadano Atendido	207.000	93.000	300.000	285.000.000			285.000.000
107.511	210028000	Función Judicial	Sentencia			9.500	620.371.414			620.371.414
107.674	210029000	Modernización de las Dependencias Judiciales y DEM central	Sede Adecuada			605	9.799.492			9.799.492
107.340	210030000	Fortalecimiento a las dependencias judiciales en el ámbito Nacional	Dotación			77.897	1.319.105.151			1.319.105.151
	219999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar				1.054.234			1.054.234
						TOTAL	2.286.017.518			2.286.017.518

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
210001000	Dirección y Coordinación de los Gastos de los Trabajadores	643.558.203	181.412.621		824.970.824
210002000	Gestión Administrativa	99.801.459			99.801.459
210003000	Previsión y Protección Social	471.636.852			471.636.852
	TOTAL	**1.214.996.514**	**181.412.621**		**1.396.409.135**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**12.558**	**9.927**	**1.241**	**23.726**	**940.206.284**	**31.178.707**	**971.384.991**
Directivo	1.560	1.117	201	2.878	305.685.186		305.685.186
Profesional y Técnico	3.306	2.107	341	5.754	294.833.293	12.429.727	307.263.020
Personal Administrativo	7.079	5.644	665	13.388	308.399.908	18.087.860	326.487.768
Personal Médico	7	18		25	2.614.486	71.487	2.685.973
Obrero	606	1.041	34	1.681	28.673.411	589.633	29.263.044
Personal Contratado	**1.019**	**1.366**		**2.385**	**100.698.463**		**100.698.463**
Profesional y Técnico	932	1.166		2.098	96.894.715		96.894.715
Obrero	87	200		287	3.803.748		3.803.748
TOTAL	**13.577**	**11.293**	**1.241**	**26.111**	**1.040.904.747**	**31.178.707**	**1.072.083.454**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**809**	**539**	**1.348**	**62.335.500**
Empleado	809	539	1.348	62.335.500
Jubilados	**5.028**	**1.169**	**6.197**	**508.233.217**
Empleado	5.028	1.169	6.197	508.233.217
TOTAL	**5.837**	**1.708**	**7.545**	**570.568.717**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	2.618.227.344	181.412.621		2.799.639.965
4.02	Materiales, suministros y mercancías	65.667.320			65.667.320
4.03	Servicios no personales	196.286.867			196.286.867
4.04	Activos reales	44.040.914			44.040.914
4.07	Transferencias y donaciones	571.622.951			571.622.951
4.11	Disminución de pasivos	5.168.636			5.168.636
	TOTAL	**3.501.014.032**	**181.412.621**		**3.682.426.653**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.054.234			1.054.234
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.054.234			1.054.234
4.07.01.03.00	Transferencias corrientes internas al sector público	1.054.234			1.054.234
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.054.234			1.054.234
	- A0475 Fundación Gaceta Forense	1.054.234			1.054.234

PROYECTO:	Cod. N.E: 107336 Cod. Ppto: 210016000 Administración, Control y Evaluación de los Procesos en el Ámbito Nacional
UNIDAD DE MEDIDA:	Proceso
CANTIDAD:	6.909
ASIGNACIÓN PRESUPUESTARIA:	13.689.532
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Generar un Servicio de Administración de Justicia Transparente, Equitativo, Justo y Oportuno que Responda a las Necesidades del Ciudadano
OBJETIVOS ESPECÍFICOS:	Optimizar los Procesos Administrativos y Judiciales en el Ámbito Nacional
RESULTADO:	Asesorías, Auditoria, Evaluaciones e Inspecciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.603.560					1.603.560
4.03	Servicios no personales	11.395.641					11.395.641
4.04	Activos reales	605.331					605.331
4.11	Disminución de pasivos	85.000					85.000
	TOTAL	**13.689.532**					**13.689.532**

PROYECTO: Cod. N.E: 107451 Cod. Ppto: 210026000 Adecuación de la Infraestructura Física y Tecnológica del Tribunal Supremo de Justicia
UNIDAD DE MEDIDA: Unidad
CANTIDAD: 30
ASIGNACIÓN PRESUPUESTARIA: 36.997.695
DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO: Asegurar una Justicia Eficaz para el Ciudadano que sea Transparente, Expedita, Integral y Equitativa
OBJETIVOS ESPECÍFICOS: Adecuación de la Infraestructura Física y Tecnológica del Edificio Sede del Tribunal Supremo de Justicia
RESULTADO: Unidades con la Adecuación Física y Tecnológica Adecuadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	71.760					71.760
4.03	Servicios no personales	15.761.939					15.761.939
4.04	Activos reales	21.163.996					21.163.996
	TOTAL	36.997.695					36.997.695

PROYECTO: Cod. N.E: 107312 Cod. Ppto: 210027000 Fortalecimiento Institucional de la Defensa Pública
UNIDAD DE MEDIDA: Ciudadano Atendido
CANTIDAD: Fem . (207.000) Mas. (93.000) Total (300.000)
ASIGNACIÓN PRESUPUESTARIA: 285.000.000
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Coadyuvar a Generar un servicio de Administración de Justicia, Equitativa, Justa y Oportuna.
OBJETIVOS ESPECÍFICOS: Fortalecer las Capacidades Técnicas - Administrativas y Operativas de la Defensa Pública.
RESULTADO: Garantizar el Derecho Gratuito a la Defensa, Prestando un Servicio Eficiente, Eficaz y de Calidad a la Ciudadanía.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	247.496.121					247.496.121
4.02	Materiales, suministros y mercancías	10.954.563					10.954.563
4.03	Servicios no personales	15.252.148					15.252.148
4.04	Activos reales	8.552.789					8.552.789
4.07	Transferencias y donaciones	1.938.543					1.938.543
4.11	Disminución de pasivos	805.836					805.836
	TOTAL	**285.000.000**					**285.000.000**

PROYECTO: Cod. N.E: 107511 Cod. Ppto: 210028000 Función Judicial
UNIDAD DE MEDIDA: Sentencia
CANTIDAD: 9.500
ASIGNACIÓN PRESUPUESTARIA: 620.371.414
DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO: Asegurar una Justicia Eficaz para el Ciudadano que sea Transparente, Integral y Equitativa
OBJETIVOS ESPECÍFICOS: Brindar Apoyo Administrativo al Tribunal Supremo de Justicia- Sede en su Función Jurisdiccional.
RESULTADO: Administración de Justicia a la Sociedad Venezolana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	485.626.887					485.626.887
4.02	Materiales, suministros y mercancías	15.030.793					15.030.793
4.03	Servicios no personales	19.037.509					19.037.509
4.04	Activos reales	3.182.903					3.182.903
4.07	Transferencias y donaciones	96.993.322					96.993.322
4.11	Disminución de pasivos	500.000					500.000
	TOTAL	**620.371.414**					**620.371.414**

PROYECTO: Cod. N.E: 107674 Cod. Ppto: 210029000 Modernización de las Dependencias Judiciales y DEM central
UNIDAD DE MEDIDA: Sede Adecuada
CANTIDAD: 605
ASIGNACIÓN PRESUPUESTARIA: 9.799.492
DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO: Generar un Servicio de Administración de Justicia Transparente, Equitativo, Justo y Oportuno que Responda a las Necesidades del Ciudadano
OBJETIVOS ESPECÍFICOS: Contar con Sedes Adecuadas en el Ámbito Nacional, a los Fines de Mejorar la Infraestructura e Implementar Cambios Tecnológicos
RESULTADO: Sedes Judiciales Óptimas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	181.045					181.045
4.03	Servicios no personales	8.626.284					8.626.284
4.04	Activos reales	992.163					992.163
	TOTAL	9.799.492					9.799.492

PROYECTO: Cod. N.E: 107340 Cod. Ppto: 210030000 Fortalecimiento a las Dependencias Judiciales en el Ámbito Nacional
UNIDAD DE MEDIDA: Dotación
CANTIDAD: 77.897
ASIGNACIÓN PRESUPUESTARIA: 1.319.105.151
DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO: Generar un Servicio de Administración de Justicia Transparente, Equitativo, Justo y Oportuno que Responda a las Necesidades del Ciudadano
OBJETIVOS ESPECÍFICOS: Proveer a las Dependencias Judiciales de los Bienes y Servicios Necesarios para su Funcionamiento
RESULTADO: Adquisición y Dotación de Bienes y Servicios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.251.494.488					1.251.494.488
4.02	Materiales, suministros y mercancías	31.207.645					31.207.645
4.03	Servicios no personales	28.783.096					28.783.096
4.04	Activos reales	5.914.518					5.914.518
4.11	Disminución de pasivos	1.705.404					1.705.404
	TOTAL	**1.319.105.151**					**1.319.105.151**

PROYECTO: Cod. Ppto: 219999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 1.054.234
ASIGNACIÓN PRESUPUESTARIA: 1.054.234
DIRECTRIZ ESTRATÉGICA: No Aplica
OBJETIVO ESTRATÉGICO: NO DEFINIDO
OBJETIVOS ESPECÍFICOS: NO DEFINIDO
RESULTADO: NO DEFINIDO

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.054.234					1.054.234
	TOTAL	**1.054.234**					**1.054.234**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.054.234					1.054.234
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.054.234					1.054.234
4.07.01.03.00	Transferencias corrientes internas al sector público	1.054.234					1.054.234
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.054.234					1.054.234
	- A0475 Fundación Gaceta Forense	1.054.234					1.054.234

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	633.609.848		181.412.621			815.022.469
4.03	Servicios no personales	9.948.355					9.948.355
	TOTAL	**643.558.203**		**181.412.621**			**824.970.824**

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	6.617.954					6.617.954
4.03	Servicios no personales	87.481.895					87.481.895
4.04	Activos reales	3.629.214					3.629.214
4.11	Disminución de pasivos	2.072.396					2.072.396
	TOTAL	**99.801.459**					**99.801.459**

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	471.636.852					471.636.852
	TOTAL	**471.636.852**					**471.636.852**

Ministerio Público

MINISTERIO PÚBLICO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio Público, con el propósito de cumplir su misión en el marco del Estado de Derecho, y focalizado en garantizar los procesos judiciales con la celeridad y óptima administración de justicia; dirigirá los créditos presupuestarios asignados por el Ejecutivo Nacional a:

- Reforzar las capacidades estratégicas y funcionales de la actuación institucional para optimizar el desempeño laboral que conduzca a resultados eficaces y eficientes.
- Acreditar presupuestariamente el suministro de bienes y servicios a las dependencias del Ministerio Público.
- Garantizar el funcionamiento operativo, mediante la asignación de los créditos presupuestarios de los gastos recurrentes involucrados.
- Asegurar presupuestariamente las erogaciones vinculadas con los beneficios directos e indirectos del capital humano.
- Garantizar presupuestariamente los recursos necesarios para cumplir el Plan de Pensiones y Jubilaciones, así como todas aquellas erogaciones producto de los beneficios socioeconómicos correspondientes al personal jubilado y pensionado.
- Acreditar presupuestariamente la continuidad del plan comunicacional interno y externo, en aras de promover la información oportuna.
- Respaldar los procesos relacionados con la modernización tecnológica.

PROYECTO: Procesos Judiciales y Administrativos de la Acción Fiscal. El objetivo es generar las respuestas al ciudadano, mediante herramientas jurídicas capaces de asegurar las garantías y derechos constitucionales de los ciudadanos.

Las acciones específicas que coadyuvan en los resultados de este proyecto son:

- Atención de Casos en Materia Procesal Penal: Dirigida a respaldar los derechos y garantías constitucionales en el desarrollo de los procesos judiciales, la celeridad y la buena marcha de la administración de justicia y la optimización de la actuación procesal, para entregar las respectivas respuestas a las peticiones demandadas por los ciudadanos o ciudadanas, dirigido a tratar jurídicamente lo vinculado con delitos comunes, drogas, salvaguarda, derechos fundamentales y de protección integral de la familia.

- Atención de Casos en Materia de Familia y Violencia Contra la Mujer: Fortalecer el marco penal y procesal vigente para asegurar una protección integral a las mujeres victimas de violencia. Asimismo se estima fomentar la especialización y sensibilización de los colectivos profesionales que intervienen en el proceso de información, atención, protección de las mujeres victimas de violencia de género.

- Atención de Casos en Materia de Derechos y Garantías Constitucionales y Contencioso Administrativo: Garantizar oportunamente a los ciudadanos el respeto y el reestablecimiento de los Derechos Constitucionales en los procesos judiciales y en los procedimientos administrativos.

- Atención de Casos por Fiscalías Municipales: Dar respuestas inmediatas y de manera expedita a los ciudadanos, acercándose la justicia al pueblo. En estas se procesarán las denuncias sobre hechos punibles que afecten a las comunidades, ejerciendo la acción penal en los casos de faltas y delitos cuyas penas no excedan de tres años en su límite máximo, cometidos en el municipio dentro del cual ejerzan sus atribuciones.

- Unidades de Depuración Inmediata de Casos (UDIC): Impulsar todas las acciones para lograr la garantía de una justicia sin dilaciones indebidas, en consonancia con lo establecido en el Artículo 26 de la Constitución de la República Bolivariana de Venezuela 1999 "Toda persona tiene derecho de acceso a los órganos de administración de justicia y obtener con prontitud la decisión correspondiente".

PROYECTO: Fortalecimiento Institucional. El objetivo es responder oportunamente a las demandas de la colectividad mediante la concreción de acciones interinstitucionales, dirigidas a facilitar el ciudadano el acceso a la justicia.

Sus acciones específicas son las detalladas a continuación:

- Infraestructura Física: A los fines de disponer de la infraestructura física, capaz de responder a las exigencias del Ministerio Público, se orientarán recursos para la adecuación, conservación, mejoras y acondicionamiento de inmuebles

- Diseño y Operatividad de Sistemas: sus acciones están dirigidas a lograr que la institución aproveche al máximo las posibilidades tecnológicas, y a garantizar el mantenimiento correctivo y preventivo de los equipos de computación y sistemas automatizados.

- Sistema Integral de Comunicación e Información: esta orientado a informar oportunamente a los distintos actores con los que la organización establece relaciones, mediante un sistema de comunicación e información, ágil, eficiente y permanente. Se busca el adecuado flujo en la información para facilitar los objetivos de la institución, además de promover actitudes favorables para lograr que la organización, se relacione asertivamente con la ciudadanía.

- Disminución del Retardo Procesal: está dirigida a desarrollar un conjunto de acciones para disminuir el retardo procesal en las causas penales, producto de diversos problemas existentes en las instituciones integrantes del Sistema de Justicia.

- Adquisición y Dotación de Transporte Automotor: se prevé garantizar el traslado de los Representantes Fiscales en las diferentes comisiones en los que se demanda la participación activa del Ministerio Público en todo el territorio nacional.

- Creación de Unidades de Apoyo: El incremento en la capacidad de respuesta institucional, requiere del rediseño de la operatividad, para elevar los porcentajes de casos resueltos, y aumentar la eficacia de las respuestas a la ciudadanía, comprendiendo que la persecución penal estratégica , debe estar vinculada con la solución de problemas delictivos y no de delitos específicos haciendo énfasis en calidad y cantidad y en perfecta en simultaneidad con los distintos sectores de la sociedad, especialmente con los vinculados o los que conforman la administración de justicia.

PROYECTO: Formación, Capacitación e Investigación Institucional. El objetivo: es optimizar el desempeño laboral del personal jurídico y administrativo, para producir respuestas asertivas a la sociedad.

Las acciones específicas que contribuirán al logro de este objetivo, son las siguientes:

- Formación Académica: mediante ella se quiere lograr la formación, capacitación y adiestramiento del personal de apoyo, a los fines de fortalecer los procesos institucionales, haciendo uso del conocimiento y de la actualización de los mismos, lo que directamente exige que los esfuerzos de desarrollo y crecimiento profesional deben focalizarse en la preparación técnico –academicista y en paralelo debe haber una formación sustentada en los valores éticos.
- Capacitación Jurídica: La premisa de capacitación es que el funcionario pueda enfrentar la coyuntura de cambio que vive Venezuela especialmente en lo social, planteándose el repensar en el hacer; estimular que mediante formas creativas e innovadoras se aborden las soluciones de los problemas ciudadanos y que además se apliquen los nuevos conocimientos e implanten si fuere necesario nuevas funciones para la optimización del quehacer institucional. Además de desarrollar conocimientos, habilidades y destrezas en las materias, para impulsar las respuestas que demandan la sociedad en materia de nuestra competencia.
- Investigación Jurídico-Social del Ministerio Público: Su esencia es la investigación aplicada, la asesoría estratégica y la difusión de conocimientos sobre la justicia, la noción del Estado Social, el estudio de la gestión del Ministerio Público y de las demás instituciones del Sistema de Justicia Venezolano.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
107.060	230025000	Formación, Capacitación e Investigación Institucional	Funcionario Capacitado			1.862	6.947.740			6.947.740
107.077	230026000	Procesos Judiciales y Administrativos de la Acción Fiscal	Caso Atendido			544.188	409.807.252			409.807.252
107.111	230027000	Fortalecimiento Institucional	Espacio			23	88.762.997			88.762.997
						TOTAL	**505.517.989**			**505.517.989**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
230001000	Dirección y Coordinación de los Gastos de los Trabajadores	353.076.628			353.076.628
230002000	Gestión Administrativa	61.693.800			61.693.800
230003000	Previsión y Protección Social	103.257.524			103.257.524
	TOTAL	**518.027.952**			**518.027.952**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**3.816**	**2.219**	**915**	**6.950**	**228.229.410**	**2.618.616**	**230.848.026**
Directivo	71	42	16	129	6.410.288		6.410.288
Profesional y Técnico	1.870	940	395	3.205	159.179.707		159.179.707
Personal Administrativo	1.334	923	376	2.633	49.620.104	2.618.616	52.238.720
Obrero	541	314	128	983	13.019.311		13.019.311
Personal Contratado			**153**	**153**	**3.045.200**		**3.045.200**
Profesional y Técnico			110	110	2.529.200		2.529.200
Personal Docente			43	43	516.000		516.000
TOTAL	3.816	2.219	1.068	7.103	231.274.610	2.618.616	233.893.226

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados	**135**	**90**	**225**	**9.302.070**
Empleados	135	90	225	9.302.070
Jubilados	**856**	**700**	**1.556**	**93.955.454**
Empleados	856	700	1.556	93.955.454
TOTAL	991	790	1.781	103.257.524

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	784.132.739			784.132.739
4.02	Materiales, suministros y mercancías	22.218.544			22.218.544
4.03	Servicios no personales	75.524.900			75.524.900
4.04	Activos reales	35.752.734			35.752.734
4.07	Transferencias y donaciones	103.657.024			103.657.024
4.11	Disminución de pasivos	2.260.000			2.260.000
	TOTAL	**1.023.545.941**			**1.023.545.941**

PROYECTO: Cod. N.E: 107060 Cod. Ppto: 230025000 Formación, Capacitación e Investigación Institucional
UNIDAD DE MEDIDA: Funcionario Capacitado
CANTIDAD: 1.862
ASIGNACIÓN PRESUPUESTARIA: 6.947.740
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Responder de Manera Oportuna a las Demandas de la Colectividad, Mediante el Establecimiento de Acciones Institucionales e Interinstitucionales, Dirigido a Facilitar al Ciudadano el Acceso a la Justicia y a Fortalecer la credibilidad del Sistema de Justicia Venezolano.
OBJETIVOS ESPECÍFICOS: Optimizar el Desempeño Laboral del Personal con un Alto Nivel Profesional en Pro del Fortalecimiento de la Capacidad de Repuesta del Ministerio Público, Mediante la Formación Capacitación, Actualización, Adiestramiento e Investigación Técnico Jurídica de sus Servidores Públicos, Afianzando así su idoneidad en el cumplimiento de sus funciones.
RESULTADO: Fiscales y Abogados Formados y Capacitados para el Ingreso a la Carrera Fiscal, así como la Actualización y Especialización en las Áreas Técnico-Jurídicas Propias de su Materia de Competencia, de Acuerdo a las Nuevas Exigencias Socio jurídicas, Investigaciones Aplicadas, Asesoría Estratégica y la Difusión de Conocimientos Sobre la Justicia, la Noción del Estado Social, el Estudio de la Gestión del Ministerio Público y de las Demás Instituciones del Sistema de Justicia Venezolano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.887.573					3.887.573
4.02	Materiales, suministros y mercancías	360.669					360.669
4.03	Servicios no personales	2.699.498					2.699.498
	TOTAL	**6.947.740**					**6.947.740**

PROYECTO: Cod. N.E: 107077 Cod. Ppto: 230026000 Procesos Judiciales y Administrativos de la Acción Fiscal
UNIDAD DE MEDIDA: Caso Atendido
CANTIDAD: 544.188
ASIGNACIÓN PRESUPUESTARIA: 409.807.252
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO: Responder de Manera Oportuna las Demandas de la Colectividad, Mediante el Establecimiento de Acciones Institucionales e Interinstitucionales Dirigidas a Facilitar al Ciudadano, el Acceso a la Justicia y a Fortalecer la Credibilidad en el Sistema de Justicia Venezolano.
OBJETIVOS ESPECÍFICOS: Incrementar la Capacidad de Respuesta del Ministerio Público, en las Diferentes Materias Procesales que Conoce la Institución.
RESULTADO: Atención Oportuna a los Casos y Demandas Interpuestas por la Colectividad Ante el Ministerio Público, Mediante las Presentaciones de Actuaciones y Diligencias Cuya Responsabilidad Directa Según la Legislación, Descansa en la Labor de los Fiscales del Ministerio Público.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	403.182.550					403.182.550
4.03	Servicios no personales	6.624.702					6.624.702
	TOTAL	**409.807.252**					**409.807.252**

PROYECTO:	Cod. N.E: 107111 Cod. Pptp: 230027000 Fortalecimiento Institucional
UNIDAD DE MEDIDA:	Espacio
CANTIDAD:	23
ASIGNACIÓN PRESUPUESTARIA:	88.762.997
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Responder de Manera Oportuna a las Demandas de la Colectividad, Mediante el Establecimiento de Acciones Institucionales e Interinstitucionales, Dirigidas a Facilitar al Ciudadano el Acceso a la Justicia y a Fortalecer la Credibilidad en el Sistema de Justicia Venezolano.
OBJETIVOS ESPECÍFICOS:	Optimizar el Servicio Brindado a la Colectividad Incrementando la Capacidad de Respuesta del Ministerio Público a las Demandas de los Ciudadanos, Mediante el Acondicionamiento de los Espacios Físicos Destinados a la Instalación de Despachos Fiscales o de Unidades de Asesoría.
RESULTADO:	Con este Proyecto se Persigue Fortalecer al Ministerio Público Mediante la Adecuación de Espacios Físicos que Permitan el Optimo Funcionamiento de las Diferentes Unidades Operativas, el Diseño y Operatividad de Sistemas que Contribuyan a Generar Respuestas Oportunas a los Ciudadanos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	25.107.579					25.107.579
4.02	Materiales, suministros y mercancías	1.464.743					1.464.743
4.03	Servicios no personales	31.730.554					31.730.554
4.04	Activos reales	30.460.121					30.460.121
	TOTAL	**88.762.997**					**88.762.997**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	351.955.037					351.955.037
4.03	Servicios no personales	1.121.591					1.121.591
	TOTAL	353.076.628					353.076.628

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.393.132					20.393.132
4.03	Servicios no personales	33.348.555					33.348.555
4.04	Activos reales	5.292.613					5.292.613
4.07	Transferencias y donaciones	399.500					399.500
4.11	Disminución de pasivos	2.260.000					2.260.000
	TOTAL	**61.693.800**					**61.693.800**

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	103.257.524					103.257.524
	TOTAL	**103.257.524**					**103.257.524**

Procuraduría General de la República

PROCURADURÍA GENERAL DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Formulación del Presupuesto para el Ejercicio Fiscal 2010 de la Procuraduría General de la República, fue elaborada tomando en consideración el contexto de la política nacional de racionalización del gasto y la política gubernamental establecida en las líneas generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, el cual comprende siete (7) grandes directrices estratégicas: Desarrollo de la Nueva Ética Socialista, Construcción de la Suprema Felicidad Social, Profundización de la Democracia Protagónica, La Construcción de un Modelo Productivo Socialista, Consolidar una Nueva Geopolítica Nacional, Convertir a Venezuela en una Potencia Energética Mundial y Avanzar hacia la Nueva Etapa en la Geopolítica Internacional, que responde al compromiso asumido por el Gobierno Nacional con las mayorías populares venezolanas, de profundizar en el desarrollo de proyectos socialistas del siglo XXI.

El Presupuesto por Proyecto 2010 se soportará a su vez, en el mapa estratégico que busca alcanzar la construcción de un nuevo modelo democrático participativo y popular. En este sentido, la política presupuestaria está destinada a cumplir con la acción que le otorga la Constitución de la República Bolivariana de Venezuela en su artículo 247 de asesorar jurídicamente a los órganos del Poder Público Nacional, ejercer la defensa y representación judicial y extrajudicial de los derechos, bienes e intereses patrimoniales de la República.

La Procuraduría General de la República se ha propuesto para el ejercicio fiscal 2010, continuar fortaleciendo y consolidando la simplificación y trascendencia del rol constitucional que posee y a la vez brindar un alto nivel de eficiencia en la prestación de sus servicios.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.192	250019000	Desarrollar el Sistema Estadístico en la Procuraduría General de la República	Documento			55	425.562			425.562
107.196	250020000	Garantía de la Seguridad Jurídica de la Actuación del Estado a Nivel Nacional e Internacional.	Asesoría / Litigio			42.866	40.126.482			40.126.482
107.190	250021000	Cuerpo de Combatientes de la Milicia Nacional Bolivariana de la Procuraduría General de la República	Persona Capacitada			100	184.370			184.370
	259999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			500.000	500.000			500.000
						TOTAL	**41.236.414**			**41.236.414**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
250001000	Dirección y Coordinación de los Gastos de los Trabajadores	33.659.301			33.659.301
250002000	Gestión Administrativa	4.325.304			4.325.304
250003000	Previsión y Protección Social	5.863.042			5.863.042
	TOTAL	**43.847.647**			**43.847.647**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**283**	**216**	**77**	**576**	**13.631.594**	**1.180.727**	**14.812.321**
Directivo	179	104	45	328	7.328.197		7.328.197
Profesional y Técnico	71	41	30	142	4.632.525	668.188	5.300.713
Personal Administrativo	11	36	1	48	868.731	10.378	879.109
Obrero	22	35	1	58	802.141	502.161	1.304.302
Personal Contratado	**81**	**41**	**48**	**170**	**4.175.824**		**4.175.824**
Profesional y Técnico	13	9		22	515.643		515.643
Personal Administrativo	63	24	23	110	3.108.900		3.108.900
Obrero	5	8	25	38	551.281		551.281
TOTAL	**364**	**257**	**125**	**746**	**17.807.418**	**1.180.727**	**18.988.145**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**35**	**5**	**40**	**1.697.399**
Obreros	5	3	8	293.174
Empleados	30	2	32	1.404.225
Jubilados	**66**	**24**	**90**	**4.165.643**
Obreros	3	4	7	260.251
Empleados	63	20	83	3.905.392
TOTAL	**101**	**29**	**130**	**5.863.042**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	71.651.034			71.651.034
4.02	Materiales, suministros y mercancías	975.600			975.600
4.03	Servicios no personales	5.642.885			5.642.885
4.04	Activos reales	322.500			322.500
4.07	Transferencias y donaciones	6.422.042			6.422.042
4.11	Disminución de pasivos	70.000			70.000
	TOTAL	**85.084.061**			**85.084.061**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	500.000			500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	500.000			500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	500.000			500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	500.000			500.000
	- A0403 Fundación Procuraduría	500.000			500.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	24.000			24.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	24.000			24.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	24.000			24.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	4.000			4.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	2.000			2.000
	- S0916 Sindicato Único de Obreros Dependiente del Estado (S.U.O.D.E.)	2.000			2.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	20.000			20.000
	- S1323 Asociación de Jubilados y pensionados de la Procuraduría General	20.000			20.000

PROYECTO: Cod. N.E: 107192 Cod. Ppto: 250019000 Desarrollar el Sistema Estadístico en la Procuraduría General de la República
UNIDAD DE MEDIDA: Documento
CANTIDAD: 55
ASIGNACIÓN PRESUPUESTARIA: 425.562
DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO: Desarrollar las Condiciones Necesarias y Suficientes para Garantizar la Producción, Divulgación y Uso de Estadísticas de Interés Público Relacionadas al Quehacer Institucional.
OBJETIVOS ESPECÍFICOS: Generar la Capacidad y el Aprendizaje Técnico, Organizativo y Operativo Necesario para Producir en Base a los Registros Administrativos Disponibles, Datos Primarios para la Estimación de Indicadores que Lleven a la Producción y Divulgación de Información Estadística Institucional de Interés Público
RESULTADO: Estadísticas de Interés Público Relacionadas al Quehacer Institucional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	366.831					366.831
4.03	Servicios no personales	8.731					8.731
4.04	Activos reales	50.000					50.000
	TOTAL	425.562					425.562

PROYECTO:	Cod. N.E: 107196 Cod. Ppto: 250020000 Garantía de la Seguridad Jurídica de la Actuación del Estado a Nivel Nacional e Internacional.
UNIDAD DE MEDIDA:	Asesoría / Litigio
CANTIDAD:	42.866
ASIGNACIÓN PRESUPUESTARIA:	40.126.482
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Asesorar Jurídicamente a los Órganos del Poder Público Nacional y Ejercer la Defensa y Representación Judicial y Extrajudicial de los Derechos, Bienes e Intereses Patrimoniales de la República.
OBJETIVOS ESPECÍFICOS:	Garantizar la Seguridad Jurídica de la Actuación del Estado, Mediante la Asesoría a los Órganos de la Administración Pública Nacional; así como Representar y Defender a la República en los Juicios y Procesos que se susciten entre ésta y Personas Públicas o Privadas, Nacional o Internacionalmente.
RESULTADO:	Asesorías y Actuaciones Jurídicas Judiciales y Extrajudiciales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	37.953.877					37.953.877
4.03	Servicios no personales	2.172.605					2.172.605
	TOTAL	**40.126.482**					**40.126.482**

PROYECTO:	Cod. N.E: 107190 Cod. Ppto: 250021000 Cuerpo de Combatientes de la Milicia Nacional Bolivariana de la Procuraduría General de la República
UNIDAD DE MEDIDA:	Persona Capacitada
CANTIDAD:	100
ASIGNACIÓN PRESUPUESTARIA:	184.370
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Captar, Organizar, Activar y Entrenar en la PGR un Cuerpo de Combatientes adscrito a la Milicia Nacional Bolivariana a los Fines de Contribuir con la Defensa y Seguridad de la PGR, así como de la Integridad del Espacio Geográfico y Coadyuvar a la Defensa Integral de la Nación.
OBJETIVOS ESPECÍFICOS:	Capacitar y Adiestrar a los Trabajadores y Trabajadoras Adscritos a la Procuraduría General de la República para las Actividades Propias de la Milicia Nacional Bolivariana como Componente de la Fuerza Armada Nacional Bolivariana.
RESULTADO:	Cuerpo de Combatientes con Capacidad Cívico-Militar para Coadyuvar a la Defensa Integral de la Nación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.600					15.600
4.02	Materiales, suministros y mercancías	141.000					141.000
4.03	Servicios no personales	27.770					27.770
	TOTAL	**184.370**					**184.370**

PROYECTO: Cod. Ppto: 259999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 500.000
ASIGNACIÓN PRESUPUESTARIA: 500.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECÍFICOS: Capacitar, Desarrollar y Fortalecer desde la Perspectiva del Conocimiento Jurídico con Amplio Sentido Social, a los Abogados y demás Funcionarios que Presten Servicio a la Administración Publica Nacional
RESULTADO: 500.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	500.000					500.000
	TOTAL	**500.000**					**500.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	500.000					500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	500.000					500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	500.000					500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	500.000					500.000
	- A0403 Fundación Procuraduría	500.000					500.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	33.314.726					33.314.726
4.03	Servicios no personales	344.575					344.575
	TOTAL	33.659.301					33.659.301

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	834.600					834.600
4.03	Servicios no personales	3.089.204					3.089.204
4.04	Activos reales	272.500					272.500
4.07	Transferencias y donaciones	59.000					59.000
4.11	Disminución de pasivos	70.000					70.000
	TOTAL	**4.325.304**					**4.325.304**

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	24.000					24.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	24.000					24.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	24.000					24.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	4.000					4.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	2.000					2.000
	- S0916 Sindicato Único de Obreros Dependiente del Estado (S:U.O.D.E.)	2.000					2.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	20.000					20.000
	- S1323 Asociación de Jubilados y pensionados de la Procuraduría General	20.000					20.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.863.042					5.863.042
	TOTAL	**5.863.042**					**5.863.042**

Ministerio del Poder Popular para Relaciones Interiores y Justicia

MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Con el firme propósito de implementar políticas integrales que contribuyan a fortalecer la institución, preservar la seguridad ciudadana y jurídica así como consolidar las relaciones políticas, económicas, sociales y culturales entre el Ejecutivo Nacional, Poderes Nacionales y el Poder Popular, este Ministerio ha elaborado el presupuesto de gastos para el ejercicio fiscal 2010 enmarcado en las líneas del Plan de Desarrollo Económico y Social de la Nación 2007-2013 y el Plan Integral de Prevención y Seguridad Ciudadana en pro de garantizar la seguridad y confianza de todos los ciudadanos, en un marco de paz, justicia y responsabilidad social, aplicando las medidas de austeridad y ahorro dictadas por nuestro Comandante Presidente de la República Bolivariana de Venezuela.

La distribución de los recursos presupuestarios asignados se sustenta en las siguientes políticas:

- **Fortalecimiento del Plan Nacional Antidrogas:** la implementación de políticas públicas y estrategias de Estado en materia de lucha contra las drogas ilícitas, sustancias psicotrópicas y estupefacientes, contribuye a la disminución del tráfico y distribución de drogas y de las sustancias químicas precursoras, generando la unificación de criterios, enfoques, estrategias y acciones para el abordaje del problema de manera integral por parte de los órganos de seguridad del Estado.

- **Transformación Estructural y Conformación del Sistema de Policía Venezolana:** definición de líneas comunes a todos los cuerpos policiales en aquellas áreas fundamentales para garantizar como órgano rector del sistema un nuevo modelo policial, permitiendo la estandarización y articulación de la actividad policial. Estas áreas son: funciones y atribuciones; asignación de competencias; carrera policial (rangos, selección, formación, ascensos, permanencia y retiro, seguridad social y beneficios laborales); desempeño y mecanismos de participación, articulación, control y rendición de cuenta a la comunidad y al Estado; incorporando a las comunidades organizadas como personajes principales en la lucha por la justicia y la paz social en compañía del funcionario policial que actúe de forma eficiente, eficaz y transparente.

- **Prevención y Mitigación de Riesgos y Desastres Naturales:** Prevenir y atender eficientemente los eventos con efectos adversos, y la respectiva generación de respuestas oportunas y efectivas para salvaguardar la vida humana. El Ministerio del Poder Popular para Relaciones Interiores y Justicia trabajará mancomunadamente con la sociedad civil, y la población en general en la formación y capacitación para la atención de la población en caso de ocurrencia de hechos naturales que sobrepasen los niveles de riesgo de la población. Por ello se invertirán recursos para la divulgación de los conocimientos en riesgos de origen natural, la debida optimización de los mecanismos de respuesta oportuna del Estado ante estos eventos y el fortalecimiento de las investigaciones sobre estos riesgos y desastres naturales.

- **Fortalecimiento de las Relaciones Políticas, Económicas y Sociales entre el Ejecutivo Nacional, Poderes Nacionales y Poder Popular:** En esta política se favorece la construcción del nuevo modelo democrático de participación popular, mediante el cual la ciudadanía puede crear mecanismos de contraloría social, a través de la integración de las comunidades organizadas en la ejecución y control de las inversiones. Por otra parte, se fomenta la propagación de canales de información en materia de derechos políticos, campañas de participación social de los pueblos indígenas propiciando su inclusión en la dinámica nacional.

- **Humanización del Sistema Penitenciario:** El Ministerio creará mecanismos de contraloría social a través de la participación popular, en busca de la construcción del nuevo modelo penitenciario socialista, más digno y justo, donde se materialice el Plan de Humanización Penitenciaria, para ello creará y fortalecerá las relaciones con los familiares de la población privada de libertad y el entorno donde funcionen los centros penitenciarios, apoyando los proyectos de las comunidades que aporten soluciones al problema de la reinserción social y laboral de dicha población y avanzando en la clasificación de procesados y penados. La propuesta de humanización del sistema penitenciario se basa en elevar los indicadores de calidad de vida de los privados de libertad, a través de la conformación, construcción y remodelación de comunidades penitenciarias; nueva institucionalidad, mediante la transformación y modernización de las unidades organizativas vinculadas al sistema penitenciario, clasificación y atención integral a los internos, continuando con el mejoramiento de la salud, educación, trabajo, asistencia jurídica, psicológica y acompañamiento post-penitenciario.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
27.847	260027000	Apoyo a la Reforma del Sistema de Justicia Penal	03-01-05	30-06-10	138.238.855	63.286.711			201.525.566
101.930	260057000	Fortalecimiento del Sistema de Protección Civil	02-01-09	30-12-11	2.015.730	15.278.908	631.390.244		648.684.882
				Total	**140.254.585**	**78.565.619**	**631.390.244**		**850.210.448**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
27.847	260027000	Apoyo a la Reforma del Sistema de Justicia Penal	Institución Fortalecida			4		63.286.711		63.286.711
101.930	260057000	Fortalecimiento del Sistema de Protección Civil	Asistencia Técnica			236	13.292.590	1.986.318		15.278.908
107.742	260060000	Capacitación y Formación de Personal Especializado en el Campo de la Seguridad a Nivel Nacional.	Matricula	624	599	1.223	22.478.593	3.377.895		25.856.488
107.758	260061000	Activación del Cuerpo de Policía Nacional (Fase II)	Operativo			400.000	372.802.026	88.109.564		460.911.590
107.643	260063000	Participación Comunitaria en la Prevención del Delito	Comunidad Organizada y Participante			750	11.040.858	2.335.183		13.376.041
107.716	260064000	Agilizar los Procesos de Investigación Penal	Acta / Expediente			71.328	314.237.078	81.567.536		395.804.614
107.642	260065000	Fortalecimiento de los Cuerpos de Policías	Funcionario Capacitado	136	120	256	18.796.112	2.495.497		21.291.609
107.896	260066000	Aplicación de Líneas Estratégicas de Orden Institucional	Informe De Ejecución			22.500	192.337.294	2.095.519		194.432.813
107.845	260067000	Clasificación y Tratamiento de los Privados y Privadas de Libertad	Interno	1.734	26.128	27.862	230.054.920	97.286.082		327.341.002
109.067	260068000	Fortalecimiento del Servicio del Policía (Fase II)	Organización Fortalecida			3	58.315.010	41.684.990		100.000.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.640	260069000	Adecuación y Fortalecimiento de la Plataforma de Servicios y Telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores y Justicia. Fase I	Usuario Atendido	17.870	17.870	35.740	8.328.048	1.922.039		10.250.087
107.683	260070000	Aplicación de las Políticas y Estrategias en Materia de Droga en la Población Venezolana	Ciudadano Atendido	924.000	756.000	1.680.000	30.617.368	3.756.979		34.374.347
	269999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			174.666.720	110.618.756	64.047.964		174.666.720
						TOTAL	1.382.918.653	453.952.277		1.836.870.930

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
260001000	Dirección y Coordinación de los Gastos de los Trabajadores	307.876.972	46.538.084		354.415.056
260002000	Gestión Administrativa	133.925.864	20.159.719		154.085.583
260003000	Previsión y Protección Social	65.520.327	21.636.631		87.156.958
260004000	Asignaciones Predeterminadas	27.857.300.730	50.000.000		27.907.300.730
	TOTAL	**28.364.623.893**	**138.334.434**		**28.502.958.327**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**9.954**	**18.583**	**6**	**28.543**	**381.997.969**	**80.914.546**	**462.912.515**
Directivo	54	72	1	127	2.647.875	124.462	2.772.337
Profesional y Técnico	1.936	1.950		3.886	67.995.048	24.605.632	92.600.680
Personal Administrativo	2.783	3.136	5	5.924	60.453.754	18.643.042	79.096.796
Personal de Investigación	3.979	12.255		16.234	224.751.939	17.717.044	242.468.983
Personal Médico	2	2		4	92.640		92.640
Obrero	1.200	1.168		2.368	26.056.713	19.824.366	45.881.079
Personal Fijo a Tiempo Parcial	**88**	**129**		**217**	**2.570.584**	**1.428.196**	**3.998.780**
Profesional y Técnico	88	126		214	2.546.605	1.414.228	3.960.833
Personal Administrativo		3		3	23.979	13.968	37.947
Personal Contratado	**1.359**	**1.502**	**139**	**3.000**	**65.114.041**		**65.114.041**
Directivo	1			1	102.000		102.000
Profesional y Técnico	699	599	139	1.437	47.958.920		47.958.920
Personal Administrativo	202	384		586	13.185.413		13.185.413
Personal Docente	453	497		950	2.820.879		2.820.879
Personal de Investigación	1	20		21	977.583		977.583
Obrero	3	2		5	69.246		69.246
TOTAL	**11.401**	**20.214**	**145**	**31.760**	**449.682.594**	**82.342.742**	**532.025.336**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionado	**1.625**	**993**	**2.618**	**47.450.283**
Médico	700	243	943	156.586
Obrero	575	681	1.256	4.484.052
Empleado	350	69	419	42.809.645
Jubilado	**2.000**	**2.212**	**4.212**	**69.806.494**
Médico	5	9	14	230.361
Obrero	197	201	398	6.596.714
Empleado	1.798	2.002	3.800	62.977.419
TOTAL	**3.625**	**3.205**	**6.830**	**117.256.777**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	1.334.910.849	294.922.240		1.629.833.089
4.02	Materiales, Suministros y Mercancías	141.308.222	36.193.452		177.501.674
4.03	Servicios No Personales	96.399.681	17.408.222		113.807.903
4.04	Activos Reales	1.952.150	91.045.205		92.997.355
4.06	Gastos de Defensa y Seguridad del Estado	35.475.000			35.475.000
4.07	Transferencias y Donaciones	28.137.236.643	152.717.592		28.289.954.235
4.11	Disminución de Pasivos	260.001			260.001
	TOTAL	**29.747.542.546**	**592.286.711**		**30.339.829.257**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	28.038.694.245	131.063.093		28.169.757.338
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	181.393.515	34.617.980		216.011.495
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	181.393.515	34.617.980		216.011.495
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	123.618.756	17.602.851		141.221.607
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	8.247.862	573.922		8.821.784
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	13.000.000			13.000.000
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	102.370.894	17.028.929		119.399.823
4.07.01.03.05	Transferencias Corrientes a Instituciones de Protección Social para Atender Beneficios de la Seguridad Social	55.274.759	15.159.719		70.434.478
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	55.274.759	15.159.719		70.434.478
4.07.01.03.10	Transferencias Corrientes al Poder Estadal	2.500.000	1.855.410		4.355.410
	- E6300 Estado Mérida	2.500.000	1.855.410		4.355.410
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		46.445.113		46.445.113
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		46.445.113		46.445.113
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales		46.445.113		46.445.113
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)		46.445.113		46.445.113
4.07.05.00.00	Situado	24.814.505.917			24.814.505.917
4.07.05.01.00	Situado Constitucional	24.814.505.917			24.814.505.917
4.07.05.01.01	Situado Estadal	19.851.604.734			19.851.604.734

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5000 Distrito Capital	1.260.135.174			1.260.135.174
	- E5100 Estado Amazonas	321.185.161			321.185.161
	- E5200 Estado Anzoátegui	1.002.670.442			1.002.670.442
	- E5300 Estado Apure	491.784.438			491.784.438
	- E5400 Estado Aragua	1.086.315.587			1.086.315.587
	- E5500 Estado Barinas	636.775.461			636.775.461
	- E5600 Estado Bolívar	1.034.273.521			1.034.273.521
	- E5700 Estado Carabobo	1.370.269.555			1.370.269.555
	- E5800 Estado Cojedes	401.136.252			401.136.252
	- E5900 Estado Delta Amacuro	326.643.108			326.643.108
	- E6000 Estado Falcón	705.935.963			705.935.963
	- E6100 Estado Guárico	625.316.423			625.316.423
	- E6200 Estado Lara	1.158.412.537			1.158.412.537
	- E6300 Estado Mérida	675.562.307			675.562.307
	- E6400 Estado Miranda	1.693.750.143			1.693.750.143
	- E6500 Estado Monagas	687.525.934			687.525.934
	- E6600 Estado Nueva Esparta	471.257.256			471.257.256
	- E6700 Estado Portuguesa	690.753.954			690.753.954
	- E6800 Estado Sucre	708.885.905			708.885.905
	- E6900 Estado Táchira	845.004.933			845.004.933
	- E7000 Estado Trujillo	608.703.541			608.703.541

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7100 Estado Yaracuy	551.854.626			551.854.626
	- E7200 Estado Zulia	2.084.600.350			2.084.600.350
	- E7300 Estado Vargas	412.852.163			412.852.163
4.07.05.01.02	Situado Municipal	4.962.901.183			4.962.901.183
	Distrito Capital	**283.530.414**			**283.530.414**
	- E5001 Municipio Libertador	283.530.414			283.530.414
	Amazonas	**80.296.290**			**80.296.290**
	- E5101 Municipio Atures	31.159.761			31.159.761
	- E5102 Municipio Alto Orinoco	11.168.170			11.168.170
	- E5103 Municipio Atabapo	8.758.037			8.758.037
	- E5104 Municipio Autana	7.765.665			7.765.665
	- E5105 Municipio Guainía	5.995.059			5.995.059
	- E5106 Municipio Manapiare	8.684.492			8.684.492
	- E5107 Municipio Río Negro	6.765.106			6.765.106
	Anzoátegui	**250.667.611**			**250.667.611**
	- E5201 Municipio Anaco	16.242.403			16.242.403
	- E5202 Municipio Aragua	8.888.293			8.888.293
	- E5203 Municipio Simón Bolívar	42.049.148			42.049.148
	- E5204 Municipio Manuel Ezequiel Bruzual	8.556.993			8.556.993
	- E5205 Municipio Francisco del Carmen Carvajal	6.485.484			6.485.484
	- E5206 Municipio Juan Manuel Cajigal	7.003.356			7.003.356

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5207 Municipio Diego Bautista Urbaneja	7.656.074			7.656.074
	- E5208 Municipio Pedro Maria Freites	13.921.684			13.921.684
	- E5209 Municipio San José de Guanipa	12.118.090			12.118.090
	- E5210 Municipio Guanta	8.035.361			8.035.361
	- E5211 Municipio Independencia	9.719.655			9.719.655
	- E5212 Municipio Libertad	7.178.511			7.178.511
	- E5213 Municipio Francisco de Miranda	10.512.486			10.512.486
	- E5214 Municipio José Gregorio Monagas	9.544.035			9.544.035
	- E5215 Municipio Fernando de Peñalver	8.101.859			8.101.859
	- E5216 Municipio Píritu	7.592.282			7.592.282
	- E5217 Municipio Simón Rodríguez	21.329.411			21.329.411
	- E5218 Municipio Juán Antonio Sotillo	26.460.530			26.460.530
	- E5219 Municipio San Juan de Capistrano	6.159.083			6.159.083
	- E5220 Municipio Sir Mc Gregor	6.483.768			6.483.768
	- E5221 Municipio Santa Ana	6.629.105			6.629.105
	Apure	**122.946.109**			**122.946.109**
	- E5301 Municipio Achaguas	17.622.180			17.622.180
	- E5302 Municipio Biruaca	15.119.037			15.119.037
	- E5303 Municipio Muñoz	12.431.783			12.431.783
	- E5304 Municipio Páez	23.459.894			23.459.894
	- E5305 Municipio Pedro Camejo	13.609.780			13.609.780

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5306 Municipio Rómulo Gallegos	11.977.690			11.977.690
	- E5307 Municipio San Fernando	28.725.745			28.725.745
	Aragua	**271.578.897**			**271.578.897**
	- E5401 Municipio Sucre	16.674.687			16.674.687
	- E5402 Municipio Bolívar	10.298.007			10.298.007
	- E5403 Municipio Camatagua	9.772.988			9.772.988
	- E5404 Municipio Girardot	42.720.330			42.720.330
	- E5405 Municipio José Ángel Lamas	9.639.579			9.639.579
	- E5406 Municipio José Félix Ribas	20.377.029			20.377.029
	- E5407 Municipio Libertador	14.034.021			14.034.021
	- E5408 Municipio Santiago Mariño	23.658.012			23.658.012
	- E5409 Municipio Mario Briceño Iragorry	15.097.142			15.097.142
	- E5410 Municipio San Casimiro	9.898.586			9.898.586
	- E5411 Municipio San Sebastián	9.640.390			9.640.390
	- E5412 Municipio Santos Michelena	10.887.526			10.887.526
	- E5413 Municipio Tovar	8.772.227			8.772.227
	- E5414 Municipio Urdaneta	12.485.611			12.485.611
	- E5415 Municipio Zamora	20.066.748			20.066.748
	- E5416 Municipio José Rafael Revenga	11.231.912			11.231.912
	- E5417 Municipio Francisco Linares Alcántara	18.060.459			18.060.459
	- E5418 Municipio Ocumare de la Costa de Oro	8.263.643			8.263.643

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Barinas	**159.193.865**			**159.193.865**
	- E5501 Municipio Alberto Arvelo Torrealba	9.871.355			9.871.355
	- E5502 Municipio Antonio José de Sucre	14.654.696			14.654.696
	- E5503 Municipio Arismendi	9.679.990			9.679.990
	- E5504 Municipio Barinas	39.568.270			39.568.270
	- E5505 Municipio Bolívar	11.194.024			11.194.024
	- E5506 Municipio Cruz Paredes	8.794.319			8.794.319
	- E5507 Municipio Ezequiel Zamora	12.293.153			12.293.153
	- E5508 Municipio Obispos	9.777.704			9.777.704
	- E5509 Municipio Pedraza	14.416.070			14.416.070
	- E5510 Municipio Rojas	10.763.090			10.763.090
	- E5511 Municipio Sosa	9.859.983			9.859.983
	- E5512 Municipio Andrés Eloy Blanco	8.321.211			8.321.211
	Bolívar	**258.568.380**			**258.568.380**
	- E5601 Municipio Caroní	75.694.505			75.694.505
	- E5602 Municipio Cedeño	20.756.682			20.756.682
	- E5603 Municipio El Callao	12.817.514			12.817.514
	- E5604 Municipio Gran Sabana	15.324.537			15.324.537
	- E5605 Municipio Heres	40.097.587			40.097.587
	- E5606 Municipio Piar	20.417.664			20.417.664
	- E5607 Municipio Raúl Leoni	17.787.069			17.787.069

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5608 Municipio Roscio	12.965.716			12.965.716
	- E5609 Municipio Sifontes	15.263.254			15.263.254
	- E5610 Municipio Sucre	15.502.672			15.502.672
	- E5611 Municipio Padre Pedro Chien	11.941.180			11.941.180
	Carabobo	**342.567.389**			**342.567.389**
	- E5701 Municipio Bejuma	16.343.999			16.343.999
	- E5702 Municipio Carlos Arvelo	25.657.890			25.657.890
	- E5703 Municipio Diego Ibarra	19.799.369			19.799.369
	- E5704 Municipio Guacara	25.052.374			25.052.374
	- E5705 Municipio Juan José Mora	17.805.669			17.805.669
	- E5706 Municipio Miranda	13.783.295			13.783.295
	- E5707 Municipio Montalbán	13.263.284			13.263.284
	- E5708 Municipio Puerto Cabello	27.511.458			27.511.458
	- E5709 Municipio San Joaquín	16.390.558			16.390.558
	- E5710 Municipio Valencia	76.520.196			76.520.196
	- E5711 Municipio Libertador	26.884.272			26.884.272
	- E5712 Municipio Los Guayos	23.645.787			23.645.787
	- E5713 Municipio Naguanagua	22.487.616			22.487.616
	- E5714 Municipio San Diego	17.421.622			17.421.622

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Cojedes	**100.284.063**			**100.284.063**
	- E5801 Municipio Anzoátegui	8.008.661			8.008.661
	- E5802 Municipio Falcón	20.677.903			20.677.903
	- E5803 Municipio Girardot	7.946.015			7.946.015
	- E5804 Municipio Pao de San Juan Bautista	9.396.699			9.396.699
	- E5805 Municipio Ricaurte	7.380.901			7.380.901
	- E5806 Municipio San Carlos	21.787.378			21.787.378
	- E5807 Municipio Tinaco	10.631.962			10.631.962
	- E5808 Municipio Lima Blanco	6.578.609			6.578.609
	- E5809 Municipio Rómulo Gallegos	7.875.935			7.875.935
	Delta Amacuro	**81.660.777**			**81.660.777**
	- E5901 Municipio Tucupita	34.381.376			34.381.376
	- E5902 Municipio Antonio Díaz	18.979.990			18.979.990
	- E5903 Municipio Casacoima	17.010.529			17.010.529
	- E5904 Municipio Pedernales	11.288.882			11.288.882
	Falcón	**176.483.990**			**176.483.990**
	- E6001 Municipio Acosta	5.219.736			5.219.736
	- E6002 Municipio Bolívar	4.119.975			4.119.975
	- E6003 Municipio Buchivacoa	6.319.299			6.319.299
	- E6004 Municipio Cacique Manaure	4.232.642			4.232.642
	- E6005 Municipio Carirubana	27.668.948			27.668.948
	- E6006 Municipio Colina	7.531.159			7.531.159
	- E6007 Municipio Dabajuro	5.569.240			5.569.240

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6008 Municipio Democracia	4.967.315			4.967.315
	- E6009 Municipio Falcón	8.511.689			8.511.689
	- E6010 Municipio Federación	6.430.315			6.430.315
	- E6011 Municipio Jacura	5.102.853			5.102.853
	- E6012 Municipio Unión	5.111.975			5.111.975
	- E6013 Municipio Los Taques	6.656.222			6.656.222
	- E6014 Municipio Mauroa	6.439.678			6.439.678
	- E6015 Municipio Miranda	24.220.509			24.220.509
	- E6016 Municipio Monseñor Iturriza	5.546.688			5.546.688
	- E6017 Municipio Palmasola	4.022.262			4.022.262
	- E6018 Municipio Petit	4.847.360			4.847.360
	- E6019 Municipio Píritu	4.545.050			4.545.050
	- E6020 Municipio San Francisco	4.358.751			4.358.751
	- E6021 Municipio Silva	6.712.151			6.712.151
	- E6022 Municipio Zamora	6.485.769			6.485.769
	- E6023 Municipio Sucre	3.943.237			3.943.237
	- E6024 Municipio Tocópero	3.718.011			3.718.011
	- E6025 Municipio Urumaco	4.203.156			4.203.156
	Guárico	**156.329.106**			**156.329.106**
	- E6101 Municipio Camaguán	7.346.760			7.346.760
	- E6102 Municipio Chaguaramas	6.376.949			6.376.949

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6103 Municipio El Socorro	6.760.626			6.760.626
	- E6104 Municipio Leonardo Infante	18.285.132			18.285.132
	- E6105 Municipio Las Mercedes	8.561.788			8.561.788
	- E6106 Municipio Julián Mellado	8.042.356			8.042.356
	- E6107 Municipio Francisco de Miranda	21.202.788			21.202.788
	- E6108 Municipio José Tadeo Monagas	13.258.036			13.258.036
	- E6109 Municipio Ortiz	7.672.126			7.672.126
	- E6110 Municipio José Félix Ribas	9.715.581			9.715.581
	- E6111 Municipio Juan Germán Roscio	18.032.822			18.032.822
	- E6112 Municipio Santa María de Ipire	6.479.483			6.479.483
	- E6113 Municipio San José de Guaribe	5.880.741			5.880.741
	- E6114 Municipio Pedro Zaraza	11.162.885			11.162.885
	- E6115 Municipio San Gerónimo de Guayabal	7.551.033			7.551.033
	Lara	**289.603.134**			**289.603.134**
	- E6201 Municipio Andrés Eloy Blanco	19.173.737			19.173.737
	- E6202 Municipio Crespo	19.096.324			19.096.324
	- E6203 Municipio Iribarren	99.147.777			99.147.777
	- E6204 Municipio Jiménez	23.110.221			23.110.221
	- E6205 Municipio Morán	26.503.241			26.503.241
	- E6206 Municipio Palavecino	27.260.894			27.260.894
	- E6207 Municipio Simón Planas	18.023.348			18.023.348
	- E6208 Municipio Torres	35.059.422			35.059.422
	- E6209 Municipio Urdaneta	22.228.170			22.228.170

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Mérida	**168.890.577**			**168.890.577**
	- E6301 Municipio Alberto Adriani	16.768.680			16.768.680
	- E6302 Municipio Andrés Bello	5.020.446			5.020.446
	- E6303 Municipio Antonio Pinto Salinas	6.114.735			6.114.735
	- E6304 Municipio Aricagua	4.325.417			4.325.417
	- E6305 Municipio Arzobispo Chacón	5.937.468			5.937.468
	- E6306 Municipio Campo Elías	13.926.664			13.926.664
	- E6307 Municipio Caracciolo Parra Olmedo	6.690.446			6.690.446
	- E6308 Municipio Cardenal Quintero	4.537.055			4.537.055
	- E6309 Municipio Guaraque	4.699.140			4.699.140
	- E6310 Municipio Julio César Salas	5.026.036			5.026.036
	- E6311 Municipio Justo Briceño	4.343.470			4.343.470
	- E6312 Municipio Libertador	26.855.094			26.855.094
	- E6313 Municipio Miranda	5.880.873			5.880.873
	- E6314 Municipio Obispo Ramos de Lora	6.060.755			6.060.755
	- E6315 Municipio Padre Noguera	3.762.353			3.762.353
	- E6316 Municipio Pueblo Llano	4.561.579			4.561.579
	- E6317 Municipio Rangel	5.464.058			5.464.058
	- E6318 Municipio Rivas Dávila	5.331.971			5.331.971

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6319 Municipio Santos Marquina	5.170.529			5.170.529
	- E6320 Municipio Sucre	9.542.485			9.542.485
	- E6321 Municipio Tovar	7.225.046			7.225.046
	- E6322 Municipio Tulio Febres Cordero	7.337.118			7.337.118
	- E6323 Municipio Zea	4.309.159			4.309.159
	Miranda	**411.800.288**			**411.800.288**
	- E6401 Municipio Acevedo	20.683.272			20.683.272
	- E6402 Municipio Andrés Bello	11.261.546			11.261.546
	- E6403 Municipio Baruta	28.684.730			28.684.730
	- E6404 Municipio Brión	14.722.134			14.722.134
	- E6405 Municipio Carrizal	13.075.680			13.075.680
	- E6406 Municipio Cristóbal Rojas	16.570.481			16.570.481
	- E6407 Municipio Buroz	11.548.773			11.548.773
	- E6408 Municipio Chacao	12.751.546			12.751.546
	- E6409 Municipio Guaicaipuro	31.857.663			31.857.663
	- E6410 Municipio El Hatillo	12.876.415			12.876.415
	- E6411 Municipio Independencia	21.897.937			21.897.937
	- E6412 Municipio Lander	20.466.773			20.466.773
	- E6413 Municipio Los Salias	14.862.341			14.862.341
	- E6414 Municipio Páez	14.581.147			14.581.147
	- E6415 Municipio Paz Castillo	18.692.516			18.692.516

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6416 Municipio Pedro Gual	13.230.839			13.230.839
	- E6417 Municipio Plaza	27.337.428			27.337.428
	- E6418 Municipio Simón Bolívar	12.492.473			12.492.473
	- E6419 Municipio Sucre	50.422.533			50.422.533
	- E6420 Municipio Urdaneta	19.518.578			19.518.578
	- E6421 Municipio Zamora	24.265.483			24.265.483
	Monagas	**171.881.483**			**171.881.483**
	- E6501 Municipio Acosta	7.958.785			7.958.785
	- E6502 Municipio Bolívar	10.619.651			10.619.651
	- E6503 Municipio Caripe	9.832.267			9.832.267
	- E6504 Municipio Cedeño	10.033.562			10.033.562
	- E6505 Municipio Ezequiel Zamora	12.666.081			12.666.081
	- E6506 Municipio Libertador	11.468.139			11.468.139
	- E6507 Municipio Maturín	57.429.976			57.429.976
	- E6508 Municipio Piar	11.277.775			11.277.775
	- E6509 Municipio Punceres	9.116.913			9.116.913
	- E6510 Municipio Sotillo	8.920.715			8.920.715
	- E6511 Municipio Aguasay	8.086.400			8.086.400
	- E6512 Municipio Santa Bárbara	7.085.675			7.085.675
	- E6513 Municipio Uracoa	7.385.544			7.385.544

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Nueva Esparta	**117.814.314**			**117.814.314**
	- E6601 Municipio Antolín del Campo	8.468.376			8.468.376
	- E6602 Municipio Arismendi	8.836.132			8.836.132
	- E6603 Municipio Díaz	13.441.338			13.441.338
	- E6604 Municipio García	12.462.283			12.462.283
	- E6605 Municipio Gómez	9.874.724			9.874.724
	- E6606 Municipio Maneiro	10.704.786			10.704.786
	- E6607 Municipio Marcano	9.393.195			9.393.195
	- E6608 Municipio Mariño	17.984.932			17.984.932
	- E6609 Municipio Península de Macanao	9.569.174			9.569.174
	- E6610 Municipio Tubores	10.834.107			10.834.107
	- E6611 Municipio Villalba	6.245.267			6.245.267
	Portuguesa	**172.688.489**			**172.688.489**
	- E6701 Municipio Agua Blanca	7.684.160			7.684.160
	- E6702 Municipio Araure	19.660.229			19.660.229
	- E6703 Municipio Esteller	10.512.117			10.512.117
	- E6704 Municipio Guanare	25.946.134			25.946.134
	- E6705 Municipio Guanarito	11.034.831			11.034.831
	- E6706 Municipio Monseñor José Vicente de Unda	8.232.556			8.232.556
	- E6707 Municipio Ospino	11.251.157			11.251.157

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6708 Municipio Páez	24.028.045			24.028.045
	- E6709 Municipio Papelón	8.313.159			8.313.159
	- E6710 Municipio San Genaro de Boconoíto	8.338.139			8.338.139
	- E6711 Municipio San Rafael de Onoto	7.383.824			7.383.824
	- E6712 Municipio Santa Rosalía	7.577.162			7.577.162
	- E6713 Municipio Sucre	10.017.412			10.017.412
	- E6714 Municipio Turén	12.709.564			12.709.564
	Sucre	**177.221.476**			**177.221.476**
	- E6801 Municipio Andrés Eloy Blanco	8.383.432			8.383.432
	- E6802 Municipio Andrés Mata	7.917.104			7.917.104
	- E6803 Municipio Arismendi	10.962.634			10.962.634
	- E6804 Municipio Benítez	10.904.520			10.904.520
	- E6805 Municipio Bermúdez	20.391.109			20.391.109
	- E6806 Municipio Bolívar	7.699.219			7.699.219
	- E6807 Municipio Cajigal	7.708.551			7.708.551
	- E6808 Municipio Cruz Salmerón Acosta	9.488.998			9.488.998
	- E6809 Municipio Libertador	6.336.404			6.336.404
	- E6810 Municipio Mariño	7.901.860			7.901.860
	- E6811 Municipio Mejía	6.701.241			6.701.241
	- E6812 Municipio Montes	11.488.605			11.488.605
	- E6813 Municipio Ribero	12.276.331			12.276.331
	- E6814 Municipio Sucre	39.777.812			39.777.812
	- E6815 Municipio Valdez	9.283.656			9.283.656

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Táchira	**211.251.233**			**211.251.233**
	- E6901 Municipio Andrés Bello	5.276.338			5.276.338
	- E6902 Municipio Ayacucho	9.274.188			9.274.188
	- E6903 Municipio Bolívar	8.980.149			8.980.149
	- E6904 Municipio Cárdenas	13.820.060			13.820.060
	- E6905 Municipio Córdoba	6.813.071			6.813.071
	- E6906 Municipio Fernández Feo	8.324.846			8.324.846
	- E6907 Municipio García de Hevia	8.929.756			8.929.756
	- E6908 Municipio Guásimos	7.264.566			7.264.566
	- E6909 Municipio Independencia	6.933.099			6.933.099
	- E6910 Municipio Jáuregui	8.012.672			8.012.672
	- E6911 Municipio Junín	11.182.723			11.182.723
	- E6912 Municipio Libertad	6.022.121			6.022.121
	- E6913 Municipio Libertador	6.043.306			6.043.306
	- E6914 Municipio Lobatera	4.434.198			4.434.198
	- E6915 Municipio Michelena	5.191.795			5.191.795
	- E6916 Municipio Panamericano	7.019.919			7.019.919
	- E6917 Municipio Pedro María Ureña	7.593.690			7.593.690
	- E6918 Municipio Samuel Darío Maldonado	5.183.216			5.183.216

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6919 Municipio San Cristóbal	27.662.304			27.662.304
	- E6920 Municipio Seboruco	4.272.468			4.272.468
	- E6921 Municipio Sucre	4.376.803			4.376.803
	- E6922 Municipio Uribante	6.608.187			6.608.187
	- E6923 Municipio José Maria Vargas	4.277.613			4.277.613
	- E6924 Municipio Antonio Rómulo Costa	4.215.049			4.215.049
	- E6925 Municipio Francisco de Miranda	3.893.052			3.893.052
	- E6926 Municipio Rafael Urdaneta	4.039.096			4.039.096
	- E6927 Municipio Simón Rodríguez	3.524.178			3.524.178
	- E6928 Municipio Torbes	7.937.009			7.937.009
	- E6929 Municipio San Judas Tadeo	4.145.761			4.145.761
	Trujillo	**152.175.885**			**152.175.885**
	- E7001 Municipio Boconó	14.384.141			14.384.141
	- E7002 Municipio Candelaria	7.202.021			7.202.021
	- E7003 Municipio Carache	7.580.872			7.580.872
	- E7004 Municipio Escuque	6.530.575			6.530.575
	- E7005 Municipio Miranda	6.524.880			6.524.880
	- E7006 Municipio Monte Carmelo	5.365.403			5.365.403
	- E7007 Municipio Motatán	5.436.816			5.436.816
	- E7008 Municipio Pampan	9.185.646			9.185.646
	- E7009 Municipio Rafael Rangel	5.906.025			5.906.025

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7010 Municipio San Rafael de Carvajal	9.110.797			9.110.797
	- E7011 Municipio Sucre	6.931.018			6.931.018
	- E7012 Municipio Trujillo	9.760.673			9.760.673
	- E7013 Municipio Urdaneta	7.746.990			7.746.990
	- E7014 Municipio Valera	18.127.319			18.127.319
	- E7015 Municipio Andrés Bello	5.396.906			5.396.906
	- E7016 Municipio Bolívar	5.456.367			5.456.367
	- E7017 Municipio Juan Vicente Campo Elías	4.103.002			4.103.002
	- E7018 Municipio José Felipe Márquez Cañizalez	4.691.302			4.691.302
	- E7019 Municipio La Ceiba	6.248.078			6.248.078
	- E7020 Municipio Pampanito	6.487.054			6.487.054
	Yaracuy	**137.963.657**			**137.963.657**
	- E7101 Municipio Bolívar	9.291.532			9.291.532
	- E7102 Municipio Bruzual	13.083.023			13.083.023
	- E7103 Municipio José Antonio Páez	6.738.659			6.738.659
	- E7104 Municipio Nirgua	13.707.665			13.707.665
	- E7105 Municipio Peña	15.801.585			15.801.585
	- E7106 Municipio San Felipe	16.495.878			16.495.878
	- E7107 Municipio Sucre	6.653.961			6.653.961
	- E7108 Municipio Urachiche	7.027.822			7.027.822
	- E7109 Municipio Arístide Bastidas	6.893.174			6.893.174

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7110 Municipio Cocorote	9.704.887			9.704.887
	- E7111 Municipio Independencia	11.193.430			11.193.430
	- E7112 Municipio La Trinidad	6.440.051			6.440.051
	- E7113 Municipio Manuel Monge	6.391.979			6.391.979
	- E7114 Municipio Veroes	8.540.011			8.540.011
	Zulia	**521.150.088**			**521.150.088**
	- E7201 Municipio Almirante Padilla	12.079.689			12.079.689
	- E7202 Municipio Baralt	18.672.536			18.672.536
	- E7203 Municipio Cabimas	30.615.790			30.615.790
	- E7204 Municipio Catatumbo	16.614.086			16.614.086
	- E7205 Municipio Colón	22.686.252			22.686.252
	- E7206 Municipio Jesús Enrique Lossada	20.582.999			20.582.999
	- E7207 Municipio La Cañada de Urdaneta	17.558.664			17.558.664
	- E7208 Municipio Lagunillas	27.255.069			27.255.069
	- E7209 Municipio Mara	28.533.072			28.533.072
	- E7210 Municipio Maracaibo	113.347.899			113.347.899
	- E7211 Municipio Miranda	18.955.898			18.955.898
	- E7212 Municipio Páez	17.191.527			17.191.527
	- E7213 Municipio Machiques de Perijá	25.108.056			25.108.056
	- E7214 Municipio Rosario de Perijá	18.670.030			18.670.030
	- E7215 Municipio Santa Rita	15.063.298			15.063.298

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7216 Municipio Sucre	15.998.530			15.998.530
	- E7217 Municipio Valmore Rodríguez	15.954.699			15.954.699
	- E7218 Municipio Francisco Javier Pulgar	14.709.429			14.709.429
	- E7219 Municipio Jesús Maria Semprún	16.757.080			16.757.080
	- E7220 Municipio San Francisco	40.187.330			40.187.330
	- E7221 Municipio Simón Bolívar	14.608.155			14.608.155
	Vargas	**103.213.041**			**103.213.041**
	- E7301 Municipio Vargas	103.213.041			103.213.041
	Área Metropolitana de Caracas	**43.140.627**			**43.140.627**
	- E7600 Área Metropolitana de Caracas	43.140.627			43.140.627
4.07.07.00.00	Subsidio de capitalidad		50.000.000		50.000.000
4.07.07.01.00	Subsidio de capitalidad		50.000.000		50.000.000
	- E5000 Distrito Capital		50.000.000		50.000.000
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	3.042.794.813			3.042.794.813
4.07.08.01.00	Asignaciones Económicas Especiales (LAEE) Estadal	1.818.404.232			1.818.404.232
	- E5000 Distrito Capital	60.324.404			60.324.404
	- E5100 Estado Amazonas	13.582.657			13.582.657
	- E5200 Estado Anzoátegui	277.778.980			277.778.980
	- E5300 Estado Apure	18.181.640			18.181.640
	- E5400 Estado Aragua	49.684.840			49.684.840
	- E5500 Estado Barinas	34.272.830			34.272.830

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5600 Estado Bolívar	62.861.360			62.861.360
	- E5700 Estado Carabobo	76.416.861			76.416.861
	- E5800 Estado Cojedes	9.654.897			9.654.897
	- E5900 Estado Delta Amacuro	11.535.361			11.535.361
	- E6000 Estado Falcón	90.612.180			90.612.180
	- E6100 Estado Guárico	30.757.239			30.757.239
	- E6200 Estado Lara	53.668.845			53.668.845
	- E6300 Estado Mérida	25.418.310			25.418.310
	- E6400 Estado Miranda	84.097.881			84.097.881
	- E6500 Estado Monagas	374.401.817			374.401.817
	- E6600 Estado Nueva Esparta	12.879.760			12.879.760
	- E6700 Estado Portuguesa	26.607.498			26.607.498
	- E6800 Estado Sucre	29.529.816			29.529.816
	- E6900 Estado Táchira	35.262.911			35.262.911
	- E7000 Estado Trujillo	34.892.750			34.892.750
	- E7100 Estado Yaracuy	17.966.784			17.966.784
	- E7200 Estado Zulia	378.266.155			378.266.155
	- E7300 Estado Vargas	9.748.456			9.748.456
4.07.08.03.00	Asignaciones Económicas Especiales (LAEE) Municipal	1.224.390.581			1.224.390.581
	Distrito Capital	**40.216.269**			**40.216.269**
	- E5001 Municipio Libertador	40.216.269			40.216.269

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Amazonas	**9.055.104**			**9.055.104**
	- E5101 Municipio Atures	3.511.585			3.511.585
	- E5102 Municipio Alto Orinoco	1.265.465			1.265.465
	- E5103 Municipio Atabapo	985.632			985.632
	- E5104 Municipio Autana	874.004			874.004
	- E5105 Municipio Guainía	677.804			677.804
	- E5106 Municipio Manapiare	976.638			976.638
	- E5107 Municipio Río Negro	763.976			763.976
	Anzoátegui	**185.185.987**			**185.185.987**
	- E5201 Municipio Anaco	11.953.137			11.953.137
	- E5202 Municipio Aragua	6.566.405			6.566.405
	- E5203 Municipio Simón Bolívar	31.138.747			31.138.747
	- E5204 Municipio Manuel Ezequiel Bruzual	6.330.943			6.330.943
	- E5205 Municipio Francisco del Carmen Carvajal	4.800.550			4.800.550
	- E5206 Municipio Juan Manuel Cajigal	5.192.410			5.192.410
	- E5207 Municipio Diego Bautista Urbaneja	5.628.351			5.628.351
	- E5208 Municipio Pedro Maria Freites	10.303.440			10.303.440
	- E5209 Municipio San José de Guanipa	8.952.483			8.952.483
	- E5210 Municipio Guanta	5.954.819			5.954.819
	- E5211 Municipio Independencia	7.199.132			7.199.132
	- E5212 Municipio Libertad	5.321.788			5.321.788

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5213 Municipio Francisco de Miranda	7.766.292			7.766.292
	- E5214 Municipio José Gregorio Monagas	7.060.135			7.060.135
	- E5215 Municipio Fernando de Peñalver	5.985.405			5.985.405
	- E5216 Municipio Píritu	5.571.968			5.571.968
	- E5217 Municipio Simón Rodríguez	15.646.440			15.646.440
	- E5218 Municipio Juan Antonio Sotillo	19.557.526			19.557.526
	- E5219 Municipio San Juan de Capistrano	4.559.374			4.559.374
	- E5220 Municipio Sir Mc Gregor	4.790.009			4.790.009
	- E5221 Municipio Santa Ana	4.906.633			4.906.633
	Apure	**24.242.187**			**24.242.187**
	- E5301 Municipio Achaguas	3.473.041			3.473.041
	- E5302 Municipio Biruaca	2.970.675			2.970.675
	- E5303 Municipio Muñoz	2.454.774			2.454.774
	- E5304 Municipio Páez	4.609.825			4.609.825
	- E5305 Municipio Pedro Camejo	2.682.085			2.682.085
	- E5306 Municipio Rómulo Gallegos	2.361.818			2.361.818
	- E5307 Municipio San Fernando	5.689.969			5.689.969
	Aragua	**33.123.227**			**33.123.227**
	- E5401 Municipio Sucre	2.039.843			2.039.843
	- E5402 Municipio Bolívar	1.260.528			1.260.528
	- E5403 Municipio Camatagua	1.190.791			1.190.791

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5404 Municipio Girardot	5.255.124			5.255.124
	- E5405 Municipio José Ángel Lamas	1.169.119			1.169.119
	- E5406 Municipio José Félix Ribas	2.476.992			2.476.992
	- E5407 Municipio Libertador	1.711.045			1.711.045
	- E5408 Municipio Santiago Mariño	2.865.064			2.865.064
	- E5409 Municipio Mario Briceño Iragorry	1.859.162			1.859.162
	- E5410 Municipio San Casimiro	1.206.370			1.206.370
	- E5411 Municipio San Sebastián	1.174.113			1.174.113
	- E5412 Municipio Santos Michelena	1.324.313			1.324.313
	- E5413 Municipio Tovar	1.067.410			1.067.410
	- E5414 Municipio Urdaneta	1.523.611			1.523.611
	- E5415 Municipio Zamora	2.437.838			2.437.838
	- E5416 Municipio José Rafael Revenga	1.366.172			1.366.172
	- E5417 Municipio Francisco Linares Alcántara	2.190.388			2.190.388
	- E5418 Municipio Ocumare de la Costa de Oro	1.005.344			1.005.344
	Barinas	**22.848.553**			**22.848.553**
	- E5501 Municipio Alberto Arvelo Torrealba	1.425.651			1.425.651
	- E5502 Municipio Antonio José de Sucre	2.085.550			2.085.550
	- E5503 Municipio Arismendi	1.393.642			1.393.642
	- E5504 Municipio Barinas	5.782.730			5.782.730

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5505 Municipio Bolívar	1.613.999			1.613.999
	- E5506 Municipio Cruz Paredes	1.263.139			1.263.139
	- E5507 Municipio Ezequiel Zamora	1.766.248			1.766.248
	- E5508 Municipio Obispos	1.393.650			1.393.650
	- E5509 Municipio Pedraza	2.026.343			2.026.343
	- E5510 Municipio Rojas	1.517.201			1.517.201
	- E5511 Municipio Sosa	1.390.325			1.390.325
	- E5512 Municipio Andrés Eloy Blanco	1.190.075			1.190.075
	Bolívar	**41.907.574**			**41.907.574**
	- E5601 Municipio Caroní	12.316.164			12.316.164
	- E5602 Municipio Cedeño	3.335.441			3.335.441
	- E5603 Municipio El Callao	2.066.661			2.066.661
	- E5604 Municipio Gran Sabana	2.472.626			2.472.626
	- E5605 Municipio Heres	6.532.345			6.532.345
	- E5606 Municipio Piar	3.318.380			3.318.380
	- E5607 Municipio Raúl Leoni	2.863.447			2.863.447
	- E5608 Municipio Roscio	2.097.183			2.097.183
	- E5609 Municipio Sifontes	2.473.810			2.473.810
	- E5610 Municipio Sucre	2.496.256			2.496.256
	- E5611 Municipio Padre Pedro Chien	1.935.261			1.935.261

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Carabobo	**50.944.574**			**50.944.574**
	- E5701 Municipio Bejuma	2.429.392			2.429.392
	- E5702 Municipio Carlos Arvelo	3.805.684			3.805.684
	- E5703 Municipio Diego Ibarra	2.944.053			2.944.053
	- E5704 Municipio Guacara	3.702.823			3.702.823
	- E5705 Municipio Juan José Mora	2.647.843			2.647.843
	- E5706 Municipio Miranda	2.048.188			2.048.188
	- E5707 Municipio Montalbán	1.971.877			1.971.877
	- E5708 Municipio Puerto Cabello	4.108.223			4.108.223
	- E5709 Municipio San Joaquín	2.418.455			2.418.455
	- E5710 Municipio Valencia	11.458.806			11.458.806
	- E5711 Municipio Libertador	3.977.399			3.977.399
	- E5712 Municipio Los Guayos	3.491.616			3.491.616
	- E5713 Municipio Naguanagua	3.372.109			3.372.109
	- E5714 Municipio San Diego	2.568.106			2.568.106
	Cojedes	**6.436.598**			**6.436.598**
	- E5801 Municipio Anzoátegui	515.321			515.321
	- E5802 Municipio Falcón	1.316.430			1.316.430
	- E5803 Municipio Girardot	511.670			511.670
	- E5804 Municipio Pao de San Juan Bautista	604.386			604.386
	- E5805 Municipio Ricaurte	474.813			474.813

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5806 Municipio San Carlos	1.403.561			1.403.561
	- E5807 Municipio Tinaco	682.773			682.773
	- E5808 Municipio Lima Blanco	422.719			422.719
	- E5809 Municipio Rómulo Gallegos	504.925			504.925
	Delta Amacuro	**7.690.240**			**7.690.240**
	- E5901 Municipio Tucupita	3.266.015			3.266.015
	- E5902 Municipio Antonio Díaz	1.776.878			1.776.878
	- E5903 Municipio Casacoima	1.586.484			1.586.484
	- E5904 Municipio Pedernales	1.060.863			1.060.863
	Falcón	**60.408.120**			**60.408.120**
	- E6001 Municipio Acosta	1.801.333			1.801.333
	- E6002 Municipio Bolívar	1.418.536			1.418.536
	- E6003 Municipio Buchivacoa	2.174.129			2.174.129
	- E6004 Municipio Cacique Manaure	1.442.282			1.442.282
	- E6005 Municipio Carirubana	9.421.033			9.421.033
	- E6006 Municipio Colina	2.550.741			2.550.741
	- E6007 Municipio Dabajuro	1.909.058			1.909.058
	- E6008 Municipio Democracia	1.711.685			1.711.685
	- E6009 Municipio Falcón	2.909.982			2.909.982
	- E6010 Municipio Federación	2.208.763			2.208.763
	- E6011 Municipio Jacura	1.750.809			1.750.809

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6012 Municipio Unión	1.755.935			1.755.935
	- E6013 Municipio Los Taques	2.272.007			2.272.007
	- E6014 Municipio Mauroa	2.198.504			2.198.504
	- E6015 Municipio Miranda	8.268.986			8.268.986
	- E6016 Municipio Monseñor Iturriza	1.900.172			1.900.172
	- E6017 Municipio Palmasola	1.373.125			1.373.125
	- E6018 Municipio Petit	1.665.195			1.665.195
	- E6019 Municipio Píritu	1.567.152			1.567.152
	- E6020 Municipio San Francisco	1.499.328			1.499.328
	- E6021 Municipio Silva	2.298.414			2.298.414
	- E6022 Municipio Zamora	2.239.645			2.239.645
	- E6023 Municipio Sucre	1.358.625			1.358.625
	- E6024 Municipio Tocópero	1.272.453			1.272.453
	- E6025 Municipio Urumaco	1.440.228			1.440.228
	Guárico	**20.504.826**			**20.504.826**
	- E6101 Municipio Camaguán	955.697			955.697
	- E6102 Municipio Chaguaramas	834.528			834.528
	- E6103 Municipio El Socorro	885.992			885.992
	- E6104 Municipio Leonardo Infante	2.398.313			2.398.313
	- E6105 Municipio Las Mercedes	1.123.746			1.123.746
	- E6106 Municipio Julián Mellado	1.054.250			1.054.250

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6107 Municipio Francisco de Miranda	2.772.193			2.772.193
	- E6108 Municipio José Tadeo Monagas	1.738.672			1.738.672
	- E6109 Municipio Ortiz	1.004.269			1.004.269
	- E6110 Municipio José Félix Ribas	1.270.929			1.270.929
	- E6111 Municipio Juan Germán Roscio	2.367.197			2.367.197
	- E6112 Municipio Santa María de Ipire	854.647			854.647
	- E6113 Municipio San José de Guaribe	777.175			777.175
	- E6114 Municipio Pedro Zaraza	1.479.951			1.479.951
	- E6115 Municipio San Gerónimo de Guayabal	987.267			987.267
	Lara	**35.779.230**			**35.779.230**
	- E6201 Municipio Andrés Eloy Blanco	2.365.750			2.365.750
	- E6202 Municipio Crespo	2.356.733			2.356.733
	- E6203 Municipio Iribarren	12.265.698			12.265.698
	- E6204 Municipio Jiménez	2.845.221			2.845.221
	- E6205 Municipio Morán	3.277.847			3.277.847
	- E6206 Municipio Palavecino	3.365.726			3.365.726
	- E6207 Municipio Simón Planas	2.221.093			2.221.093
	- E6208 Municipio Torres	4.334.725			4.334.725
	- E6209 Municipio Urdaneta	2.746.437			2.746.437

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Mérida	**16.945.540**			**16.945.540**
	- E6301 Municipio Alberto Adriani	1.674.217			1.674.217
	- E6302 Municipio Andrés Bello	502.667			502.667
	- E6303 Municipio Antonio Pinto Salinas	617.488			617.488
	- E6304 Municipio Aricagua	435.776			435.776
	- E6305 Municipio Arzobispo Chacón	600.764			600.764
	- E6306 Municipio Campo Elías	1.387.831			1.387.831
	- E6307 Municipio Caracciolo Parra Olmedo	666.949			666.949
	- E6308 Municipio Cardenal Quintero	454.079			454.079
	- E6309 Municipio Guaraque	471.623			471.623
	- E6310 Municipio Julio César Salas	501.607			501.607
	- E6311 Municipio Justo Briceño	435.161			435.161
	- E6312 Municipio Libertador	2.720.768			2.720.768
	- E6313 Municipio Miranda	591.166			591.166
	- E6314 Municipio Obispo Ramos de Lora	607.098			607.098
	- E6315 Municipio Padre Noguera	377.514			377.514
	- E6316 Municipio Pueblo Llano	456.432			456.432
	- E6317 Municipio Rangel	548.616			548.616
	- E6318 Municipio Rivas Dávila	534.701			534.701
	- E6319 Municipio Santos Marquina	516.927			516.927
	- E6320 Municipio Sucre	951.243			951.243
	- E6321 Municipio Tovar	726.766			726.766
	- E6322 Municipio Tulio Febres Cordero	731.272			731.272
	- E6323 Municipio Zea	434.875			434.875

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Miranda	**56.065.254**			**56.065.254**
	- E6401 Municipio Acevedo	2.733.032			2.733.032
	- E6402 Municipio Andrés Bello	1.489.629			1.489.629
	- E6403 Municipio Baruta	4.248.744			4.248.744
	- E6404 Municipio Brión	1.946.354			1.946.354
	- E6405 Municipio Carrizal	1.727.496			1.727.496
	- E6406 Municipio Cristóbal Rojas	2.191.093			2.191.093
	- E6407 Municipio Buroz	1.525.594			1.525.594
	- E6408 Municipio Chacao	1.895.566			1.895.566
	- E6409 Municipio Guaicaipuro	4.198.169			4.198.169
	- E6410 Municipio El Hatillo	1.891.697			1.891.697
	- E6411 Municipio Independencia	2.886.665			2.886.665
	- E6412 Municipio Lander	2.704.190			2.704.190
	- E6413 Municipio Los Salias	1.965.229			1.965.229
	- E6414 Municipio Páez	1.926.376			1.926.376
	- E6415 Municipio Paz Castillo	2.449.440			2.449.440
	- E6416 Municipio Pedro Gual	1.749.865			1.749.865
	- E6417 Municipio Plaza	3.602.138			3.602.138
	- E6418 Municipio Simón Bolívar	1.649.433			1.649.433
	- E6419 Municipio Sucre	7.502.269			7.502.269
	- E6420 Municipio Urdaneta	2.580.470			2.580.470
	- E6421 Municipio Zamora	3.201.805			3.201.805

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Monagas	**249.601.211**			**249.601.211**
	- E6501 Municipio Acosta	11.606.629			11.606.629
	- E6502 Municipio Bolívar	15.313.607			15.313.607
	- E6503 Municipio Caripe	14.315.801			14.315.801
	- E6504 Municipio Cedeño	14.532.357			14.532.357
	- E6505 Municipio Ezequiel Zamora	18.281.739			18.281.739
	- E6506 Municipio Libertador	16.511.642			16.511.642
	- E6507 Municipio Maturín	83.933.367			83.933.367
	- E6508 Municipio Piar	16.324.528			16.324.528
	- E6509 Municipio Punceres	13.211.726			13.211.726
	- E6510 Municipio Sotillo	12.937.206			12.937.206
	- E6511 Municipio Aguasay	11.705.281			11.705.281
	- E6512 Municipio Santa Bárbara	10.258.212			10.258.212
	- E6513 Municipio Uracoa	10.669.116			10.669.116
	Nueva Esparta	**8.586.506**			**8.586.506**
	- E6601 Municipio Antolín del Campo	615.532			615.532
	- E6602 Municipio Arismendi	642.479			642.479
	- E6603 Municipio Díaz	972.961			972.961
	- E6604 Municipio García	908.336			908.336
	- E6605 Municipio Gómez	722.033			722.033
	- E6606 Municipio Maneiro	778.300			778.300

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6607 Municipio Marcano	686.162			686.162
	- E6608 Municipio Mariño	1.316.200			1.316.200
	- E6609 Municipio Península de Macanao	700.244			700.244
	- E6610 Municipio Tubores	786.338			786.338
	- E6611 Municipio Villalba	457.921			457.921
	Portuguesa	**17.738.332**			**17.738.332**
	- E6701 Municipio Agua Blanca	789.413			789.413
	- E6702 Municipio Araure	2.010.651			2.010.651
	- E6703 Municipio Esteller	1.079.246			1.079.246
	- E6704 Municipio Guanare	2.654.642			2.654.642
	- E6705 Municipio Guanarito	1.133.972			1.133.972
	- E6706 Municipio Monseñor José Vicente de Unda	844.647			844.647
	- E6707 Municipio Ospino	1.154.140			1.154.140
	- E6708 Municipio Páez	2.472.936			2.472.936
	- E6709 Municipio Papelón	854.555			854.555
	- E6710 Municipio San Genaro de Boconoíto	857.381			857.381
	- E6711 Municipio San Rafael de Onoto	758.365			758.365
	- E6712 Municipio Santa Rosalía	785.325			785.325
	- E6713 Municipio Sucre	1.032.764			1.032.764
	- E6714 Municipio Turén	1.310.295			1.310.295

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Sucre	**19.686.544**			**19.686.544**
	- E6801 Municipio Andrés Eloy Blanco	931.790			931.790
	- E6802 Municipio Andrés Mata	878.147			878.147
	- E6803 Municipio Arismendi	1.214.803			1.214.803
	- E6804 Municipio Benítez	1.206.042			1.206.042
	- E6805 Municipio Bermúdez	2.237.314			2.237.314
	- E6806 Municipio Bolívar	851.005			851.005
	- E6807 Municipio Cajigal	856.767			856.767
	- E6808 Municipio Cruz Salmerón Acosta	1.046.316			1.046.316
	- E6809 Municipio Libertador	707.415			707.415
	- E6810 Municipio Mariño	882.814			882.814
	- E6811 Municipio Mejía	748.578			748.578
	- E6812 Municipio Montes	1.278.025			1.278.025
	- E6813 Municipio Ribero	1.367.239			1.367.239
	- E6814 Municipio Sucre	4.443.684			4.443.684
	- E6815 Municipio Valdez	1.036.605			1.036.605
	Táchira	**23.508.607**			**23.508.607**
	- E6901 Municipio Andrés Bello	583.510			583.510
	- E6902 Municipio Ayacucho	1.025.413			1.025.413
	- E6903 Municipio Bolívar	990.534			990.534

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6904 Municipio Cárdenas	1.532.862			1.532.862
	- E6905 Municipio Córdoba	755.235			755.235
	- E6906 Municipio Fernández Feo	919.124			919.124
	- E6907 Municipio García de Hevia	986.358			986.358
	- E6908 Municipio Guásimos	797.133			797.133
	- E6909 Municipio Independencia	761.507			761.507
	- E6910 Municipio Jáuregui	882.774			882.774
	- E6911 Municipio Junín	1.238.726			1.238.726
	- E6912 Municipio Libertad	668.004			668.004
	- E6913 Municipio Libertador	677.065			677.065
	- E6914 Municipio Lobatera	496.607			496.607
	- E6915 Municipio Michelena	576.233			576.233
	- E6916 Municipio Panamericano	780.145			780.145
	- E6917 Municipio Pedro María Ureña	842.252			842.252
	- E6918 Municipio Samuel Darío Maldonado	578.560			578.560
	- E6919 Municipio San Cristóbal	3.136.197			3.136.197
	- E6920 Municipio Seboruco	477.712			477.712
	- E6921 Municipio Sucre	490.734			490.734
	- E6922 Municipio Uribante	742.517			742.517
	- E6923 Municipio José Maria Vargas	478.111			478.111
	- E6924 Municipio Antonio Rómulo Costa	468.000			468.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6925 Municipio Francisco de Miranda	433.666			433.666
	- E6926 Municipio Rafael Urdaneta	450.868			450.868
	- E6927 Municipio Simón Rodríguez	393.467			393.467
	- E6928 Municipio Torbes	881.981			881.981
	- E6929 Municipio San Judas Tadeo	463.312			463.312
	Trujillo	**23.261.834**			**23.261.834**
	- E7001 Municipio Boconó	2.210.943			2.210.943
	- E7002 Municipio Candelaria	1.092.178			1.092.178
	- E7003 Municipio Carache	1.162.125			1.162.125
	- E7004 Municipio Escuque	987.804			987.804
	- E7005 Municipio Miranda	987.951			987.951
	- E7006 Municipio Monte Carmelo	819.330			819.330
	- E7007 Municipio Motatán	827.699			827.699
	- E7008 Municipio Pampan	1.398.884			1.398.884
	- E7009 Municipio Rafael Rangel	899.393			899.393
	- E7010 Municipio San Rafael de Carvajal	1.390.853			1.390.853
	- E7011 Municipio Sucre	1.054.668			1.054.668
	- E7012 Municipio Trujillo	1.503.420			1.503.420
	- E7013 Municipio Urdaneta	1.185.669			1.185.669
	- E7014 Municipio Valera	2.818.702			2.818.702
	- E7015 Municipio Andrés Bello	821.700			821.700

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7016 Municipio Bolívar	825.098			825.098
	- E7017 Municipio Juan Vicente Campo Elías	628.300			628.300
	- E7018 Municipio José Felipe Márquez Cañizalez	714.650			714.650
	- E7019 Municipio La Ceiba	946.849			946.849
	- E7020 Municipio Pampanito	985.618			985.618
	Yaracuy	**11.977.856**			**11.977.856**
	- E7101 Municipio Bolívar	802.819			802.819
	- E7102 Municipio Bruzual	1.134.328			1.134.328
	- E7103 Municipio José Antonio Páez	583.621			583.621
	- E7104 Municipio Nirgua	1.190.518			1.190.518
	- E7105 Municipio Peña	1.379.123			1.379.123
	- E7106 Municipio San Felipe	1.437.480			1.437.480
	- E7107 Municipio Sucre	579.809			579.809
	- E7108 Municipio Urachiche	611.732			611.732
	- E7109 Municipio Arístide Bastidas	597.527			597.527
	- E7110 Municipio Cocorote	838.748			838.748
	- E7111 Municipio Independencia	966.864			966.864
	- E7112 Municipio La Trinidad	557.224			557.224
	- E7113 Municipio Manuel Monge	554.464			554.464
	- E7114 Municipio Veroes	743.599			743.599

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Zulia	**252.177.437**			**252.177.437**
	- E7201 Municipio Almirante Padilla	5.839.875			5.839.875
	- E7202 Municipio Baralt	9.035.929			9.035.929
	- E7203 Municipio Cabimas	14.800.299			14.800.299
	- E7204 Municipio Catatumbo	8.038.918			8.038.918
	- E7205 Municipio Colón	10.934.899			10.934.899
	- E7206 Municipio Jesús Enrique Lossada	9.924.135			9.924.135
	- E7207 Municipio La Cañada de Urdaneta	8.492.464			8.492.464
	- E7208 Municipio Lagunillas	13.095.071			13.095.071
	- E7209 Municipio Mara	13.630.398			13.630.398
	- E7210 Municipio Maracaibo	55.114.628			55.114.628
	- E7211 Municipio Miranda	9.188.097			9.188.097
	- E7212 Municipio Páez	8.337.535			8.337.535
	- E7213 Municipio Machiques de Perijá	12.123.522			12.123.522
	- E7214 Municipio Rosario de Perijá	9.067.578			9.067.578
	- E7215 Municipio Santa Rita	7.310.762			7.310.762
	- E7216 Municipio Sucre	7.739.053			7.739.053
	- E7217 Municipio Valmore Rodríguez	7.734.590			7.734.590
	- E7218 Municipio Francisco Javier Pulgar	7.055.109			7.055.109
	- E7219 Municipio Jesús Maria Semprún	8.071.137			8.071.137
	- E7220 Municipio San Francisco	19.578.257			19.578.257
	- E7221 Municipio Simón Bolívar	7.065.181			7.065.181

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Vargas	**6.498.971**			**6.498.971**
	- E7301 Municipio Vargas	6.498.971			6.498.971

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	1.073.000			1.073.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.073.000			1.073.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	1.073.000			1.073.000
4.07.01.01.72	Subsidios Culturales al Sector Privado	22.500			22.500
	- S0932 Sociedad Bolivariana	22.500			22.500
4.07.01.01.76	Subsidios a Entidades Religiosas	406.000			406.000
	- S0025 Arquidiócesis de Barquisimeto	10.000			10.000
	- S0026 Arquidiócesis de Caracas	10.000			10.000
	- S0027 Arquidiócesis de Ciudad Bolívar	10.000			10.000
	- S0028 Arquidiócesis de Maracaibo	10.000			10.000
	- S0029 Arquidiócesis de Mérida	10.000			10.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S0295 Conferencia Episcopal	70.000			70.000
	- S0324 Diócesis de Barcelona	5.000			5.000
	- S0325 Diócesis de Barinas	5.000			5.000
	- S0328 Diócesis de Carora	5.000			5.000
	- S0329 Arquidiócesis de Coro	10.000			10.000
	- S0331 Diócesis de Guanare	5.000			5.000
	- S0332 Diócesis de Guayana	5.000			5.000
	- S0333 Diócesis de la Guaira	5.000			5.000
	- S0334 Diócesis de los Teques	5.000			5.000
	- S0337 Diócesis de Maturín	5.000			5.000
	- S0339 Diócesis de San Cristóbal	5.000			5.000
	- S0871 Otras Ayudas para Reparar Edificaciones Eclesiásticas	31.000			31.000
	- S0952 Sostenimiento de Misiones	3.000			3.000
	- S0953 Sostenimiento de Seminarios	3.000			3.000
	- S1021 Arquidiócesis de Cumaná	10.000			10.000
	- S1053 Vicariato Apostólico de Tucupita	5.000			5.000
	- S1058 Obispos Eméritos	5.000			5.000
	- S1059 Vicariato Apostólico de Machiques	5.000			5.000
	- S1060 Vicariato Apostólico de Caroní	5.000			5.000
	- S1061 Vicariato Apostólico de Puerto Ayacucho	5.000			5.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1062 Rectores de Seminario	3.000			3.000
	- S1147 Diócesis de Puerto Cabello	5.000			5.000
	- S1269 Convenio de Asistencia Religiosa en las Cárceles	70.000			70.000
	- S1288 Diócesis de Punto Fijo	5.000			5.000
	- S1291 Proyecto de Orientación Católica Salud y Familia AC	3.000			3.000
	- S1493 Parroquia Santísimo Sacramento, Rubio, Estado Táchira	5.000			5.000
	- S1530 Casa Hogar Monseñor Álvarez	5.000			5.000
	- S1544 Archivo Histórico de la Arquidiócesis de Caracas	5.000			5.000
	- S1737 Fundación Red	5.000			5.000
	- S1750 Fundación María Madre de los Pobres	10.000			10.000
	- S1781 Capilla Santísima Trinidad	5.000			5.000
	- S1783 Iglesia Cristiana Evangélica Camino de Santidad	5.000			5.000
	- S1784 Colegio de Capellanes de Venezuela (COCAVEN)	3.000			3.000
	- S1786 Asociación Civil del Santísimo Sacramento de la Iglesia Nuestra Señora del Rosario de Cabure	5.000			5.000
	- S1832 Centro Cristiano Misión del Buen Samaritano	5.000			5.000
	- S1874 Fundación Juan Pablo II - Iglesia Nuestra Señora de la Visitación	5.000			5.000
	- S2194 Asociación Civil San Juan Bautista	5.000			5.000
	- S2195 Asociación Civil Santa Rosa de Palermo	5.000			5.000
	- S2196 Asociación Civil Misión Venezolana Sur Occidental de los Adventistas del Séptimo Día	5.000			5.000
4.07.01.01.99	Otras Transferencias Corrientes Internas al Sector Privado	644.500			644.500
	- S0963 Transferencias Diversas	644.500			644.500

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	250.000			250.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	250.000			250.000
4.07.02.01.00	Transferencias Corrientes al Exterior	250.000			250.000
4.07.02.01.04	Transferencias corrientes a Organismos Internacionales	250.000			250.000
	- I0119 Organización Internacional de Policía (INTERPOL).	250.000			250.000

PROYECTO:	COD. N.E: 27847 COD. PPTO: 260027000 Apoyo a la Reforma del Sistema de Justicia Penal
UNIDAD DE MEDIDA:	Institución Fortalecida
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	63.286.711
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Fortalecimiento del Sistema de Seguridad Ciudadana
OBJETIVOS ESPECÍFICOS:	Fortalecer las Instituciones del Sector con el Fin de Lograr que el Proceso Penal sea más Justo, Transparente y Eficiente; así mismo Fortalecer la Participación y la Confianza de la Sociedad en el Sistema de Justicia Penal, Reducir la Violencia Penitenciaria y Mejorar las Condiciones de Vida
RESULTADO:	Fortalecimiento de las Áreas de Administración de Justicia del MIJ

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal		1.510.180				1.510.180
	- 001 Apoyo a la Reforma del Sistema de Justicia Penal						
4.02	Materiales, Suministros y Mercancías		38.125				38.125
	- 001 Apoyo a la Reforma del Sistema de Justicia Penal						
4.03	Servicios No Personales		12.208.222				12.208.222
	- 001 Apoyo a la Reforma del Sistema de Justicia Penal						
4.04	Activos Reales		49.530.184				49.530.184
	- 001 Apoyo a la Reforma del Sistema de Justicia Penal						
	TOTAL		**63.286.711**				**63.286.711**

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
PROYECTO : COD. N.E: 27847 COD. PPTO: 260027000 Apoyo a la Reforma del Sistema de Justicia Penal
FECHA DE INICIO : 03/01/2005
FECHA DE FINALIZACIÓN : 30/06/2010
COSTO TOTAL : 201.526

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010						2011	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Rehabilitación de Sedes del CICPC	404	Activos Reales						39.142			
Construcción y Dotación de Centros de Tratamiento Comunitario	404	Activos Reales						5.065			
		TOTAL						44.207			

PROYECTO: COD. N.E: 101930 COD. PPTO: 260057000 Fortalecimiento del Sistema de Protección Civil
UNIDAD DE MEDIDA: Asistencia Técnica
CANTIDAD: 236
ASIGNACIÓN PRESUPUESTARIA: 15.278.908
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fortalecimiento del Sistema de Seguridad Ciudadana
OBJETIVOS ESPECÍFICOS: Fortalecer la Capacidad de Organización, Coordinación y Prestación de Servicios en Prevención y Atención de los Desastres.
RESULTADO: Sistema de Protección Civil Organizado y Coordinado en la Prestación de su Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	8.684.042		1.986.318			10.670.360
4.02	Materiales, Suministros y Mercancías	2.314.982					2.314.982
4.03	Servicios no Personales	1.000.396					1.000.396
4.04	Activos Reales	755.650					755.650
4.07	Transferencias y Donaciones	537.520					537.520
	TOTAL	13.292.590		1.986.318			15.278.908

PROYECTO: COD. N.E: 107742 COD. PPTO: 260060000 Capacitación y Formación de Personal Especializado en el Campo de la Seguridad a Nivel Nacional
UNIDAD DE MEDIDA: Matricula
CANTIDAD: Fem.(624) Mas.(599) Total(1.223)
ASIGNACIÓN PRESUPUESTARIA: 25.856.488
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Fortalecimiento de la Seguridad Nacional.
OBJETIVOS ESPECÍFICOS: Formar Personal Especializado en Seguridad Ciudadana a Nivel Nacional
RESULTADO: Personal Especializado en el Campo de la Seguridad Ciudadana a Nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	18.727.171		3.360.027			22.087.198
4.02	Materiales, Suministros y Mercancías	604.810					604.810
4.03	Servicios no Personales	2.008.393					2.008.393
4.07	Transferencias y Donaciones	1.138.219		17.868			1.156.087
	TOTAL	**22.478.593**		**3.377.895**			**25.856.488**

PROYECTO: COD. N.E: 107758 COD. PPTO: 260061000 Activación del Cuerpo de Policía Nacional (Fase II)
UNIDAD DE MEDIDA: Operativo
CANTIDAD: 400.000
ASIGNACIÓN PRESUPUESTARIA: 460.911.590
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Fortalecimiento del Sistema de Seguridad Ciudadana
OBJETIVOS ESPECÍFICOS: Conformación del Cuerpo de Policía Nacional
RESULTADO: Cuerpo de Policía Nacional Conformado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	358.463.451		88.109.564			446.573.015
4.02	Materiales, Suministros y Mercancías	6.708.508					6.708.508
4.03	Servicios no Personales	7.630.067					7.630.067
	TOTAL	**372.802.026**		**88.109.564**			**460.911.590**

PROYECTO: COD. N.E: 107643 COD. PPTO: 260063000 Participación Comunitaria en la Prevención del Delito
UNIDAD DE MEDIDA: Comunidad Organizada y Participante
CANTIDAD: 750
ASIGNACIÓN PRESUPUESTARIA: 13.376.041
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fortalecer el Sistema de Seguridad Ciudadana
OBJETIVOS ESPECÍFICOS: Promover la Participación de la Comunidad en Cuanto a Propuestas y Desarrollo de Planes Dirigidos a la Prevención del Delito.
RESULTADO: Comunidades Involucradas en la Prevención del Delito

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	10.558.519		2.335.183			12.893.702
4.02	Materiales, Suministros y Mercancías	350.079					350.079
4.03	Servicios no Personales	132.260					132.260
	TOTAL	11.040.858		2.335.183			13.376.041

PROYECTO: COD. N.E: 107716 COD. PPTO: 260064000 Agilizar los Procesos de Investigación Penal
UNIDAD DE MEDIDA: Acta / Expediente
CANTIDAD: 71.328
ASIGNACIÓN PRESUPUESTARIA: 395.804.614
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fortalecimiento del Sistema de Seguridad Ciudadana
OBJETIVOS ESPECÍFICOS: Mantener la Capacidad de Respuesta del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas en el Proceso de Reconstrucción Científica del Delito
RESULTADO: Respuesta Oportuna del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas en el Proceso de Reconstrucción Científica del Delito

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	299.985.015		81.567.536			381.552.551
4.02	Materiales, Suministros y Mercancías	3.985.979					3.985.979
4.03	Servicios no Personales	9.116.084					9.116.084
4.06	Gastos de Defensa y Seguridad del Estado	900.000					900.000
4.07	Transferencias y Donaciones	250.000					250.000
	TOTAL	314.237.078		81.567.536			395.804.614

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	250.000					250.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	250.000					250.000
4.07.02.01.00	Transferencias Corrientes al Exterior	250.000					250.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	250.000					250.000
	- I0119 Organización Internacional de Policía (INTERPOL).	250.000					250.000

PROYECTO: COD. N.E: 107642 COD. PPTO: 260065000 Fortalecimiento de los Cuerpos de Policías
UNIDAD DE MEDIDA: Funcionario Capacitado
CANTIDAD: Fem.(136) Mas.(120) Total(256)
ASIGNACIÓN PRESUPUESTARIA: 21.291.609
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fortalecimiento del Sistema de Seguridad Ciudadana
OBJETIVOS ESPECÍFICOS: Fortalecer los Cuerpos de Policías
RESULTADO: Servicio de Policía Óptimo en los Distintos Ámbitos Políticos-Territoriales del Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	11.744.857		2.495.497			14.240.354
4.02	Materiales, Suministros y Mercancías	6.193.426					6.193.426
4.03	Servicios no Personales	842.829					842.829
4.04	Activos Reales	15.000					15.000
	TOTAL	**18.796.112**		**2.495.497**			**21.291.609**

PROYECTO: COD. N.E: 107896 COD. PPTO: 260066000 Aplicación de líneas Estratégicas de Orden Institucional
UNIDAD DE MEDIDA: Informe de Ejecución
CANTIDAD: 22.500
ASIGNACIÓN PRESUPUESTARIA: 194.432.813
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Fortalecer las Relaciones Políticas, Económicas, Sociales y Culturales entre el Ejecutivo Nacional, Poderes Nacionales y Sociedad Civil
OBJETIVOS ESPECÍFICOS: Asegurar los Mecanismos de Inteligencia y Contrainteligencia para Garantizar la Continuidad de las Políticas de Seguridad a los Fines de Preservar la Estabilidad de la Nación
RESULTADO: Inteligencia y Contrainteligencia Efectiva y Asertiva.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	131.810.014		2.095.519			133.905.533
4.02	Materiales, Suministros y Mercancías	4.999.227					4.999.227
4.03	Servicios no Personales	5.913.230					5.913.230
4.06	Gastos de Defensa y Seguridad del Estado	20.000.000					20.000.000
4.07	Transferencias y Donaciones	29.614.823					29.614.823
	TOTAL	**192.337.294**		**2.095.519**			**194.432.813**

PROYECTO: COD. N.E: 107845 COD. PPTO: 260067000 Clasificación y Tratamiento de los Privados y Privadas de Libertad
UNIDAD DE MEDIDA: Interno
CANTIDAD: 27.862
ASIGNACIÓN PRESUPUESTARIA: 327.341.002
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Humanización del Sistema Penitenciario
OBJETIVOS ESPECÍFICOS: Mejorar la calidad de vida de los Privados de Libertad como estrategia que contribuye a su rehabilitación.
RESULTADO: Mejorar la Atención Integral del Interno

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	141.688.952		59.275.345			200.964.297
4.02	Materiales, Suministros y Mercancías	82.962.823		36.155.327			119.118.150
4.03	Servicios no Personales	2.258.645					2.258.645
4.07	Transferencias y Donaciones	3.144.500		1.855.410			4.999.910
	TOTAL	230.054.920		97.286.082			327.341.002

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.500.000		1.855.410			4.355.410
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.500.000		1.855.410			4.355.410
4.07.01.03.00	Transferencias corrientes internas al sector público	2.500.000		1.855.410			4.355.410
4.07.01.03.10	Transferencias corrientes al Poder Estadal	2.500.000		1.855.410			4.355.410
	- E6300 Estado Mérida	2.500.000		1.855.410			4.355.410

RELACIÓN DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	644.500					644.500
4.07.01.00.00	Transferencias y donaciones corrientes internas	644.500					644.500
4.07.01.01.00	Transferencias corrientes internas al sector privado	644.500					644.500
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	644.500					644.500
	- S0963 Transferencias Diversas	644.500					644.500

PROYECTO:	COD. N.E: 109067 COD. PPTO: 260068000 Fortalecimiento del Servicio del Policía (Fase II)
UNIDAD DE MEDIDA:	Organización Fortalecida
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	100.000.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Promover una ética, cultura y educación liberadora y solidaria
OBJETIVOS ESPECÍFICOS:	Desarrollar y coordinar estrategias en el área de seguridad ciudadana para la capacitación, dotación y equipamiento del Servicio de Policía en el territorio.
RESULTADO:	Coadyuvar y contribuir en la dotación, entrenamiento, asistencia técnica y compensación a los diversos cuerpos de policía que conforman el sistema integrado de policía.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	20.894.195		169.969			21.064.164
4.02	Materiales, Suministros y Mercancías	24.410.520					24.410.520
4.03	Servicios No Personales	13.010.295					13.010.295
4.04	Activos Reales			41.515.021			41.515.021
	TOTAL	**58.315.010**		**41.684.990**			**100.000.000**

PROYECTO:	COD. N.E: 107640 COD. PPTO: 260069000 Adecuación y Fortalecimiento de la Plataforma de Servicios y Telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores y Justicia. Fase I
UNIDAD DE MEDIDA:	Usuario Atendido
CANTIDAD:	Fem.(17.870) Mas.(17.870) Total(35.740)
ASIGNACIÓN PRESUPUESTARIA:	10.250.087
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Fortalecimiento Institucional
OBJETIVOS ESPECÍFICOS:	Optimizar la plataforma tecnológica y telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores y Justicia.
RESULTADO:	Plataforma de Servicios y Telecomunicaciones adecuada y fortalecida que permita al Ministerio del Poder Popular para las Relaciones Interiores y Justicia dar respuestas inmediatas y oportunas al ciudadano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	4.783.139		1.722.039			6.505.178
4.02	Materiales, Suministros y Mercancías	1.229.000					1.229.000
4.03	Servicios no Personales	1.134.409		200.000			1.334.409
4.04	Activos Reales	1.181.500					1.181.500
	TOTAL	8.328.048		1.922.039			10.250.087

PROYECTO: COD. N.E: 107683 COD. PPTO: 260070000 Aplicación de las Políticas y Estrategias en Materia de Droga en la Población Venezolana
UNIDAD DE MEDIDA: Ciudadano Atendido
CANTIDAD: Fem.(924.000) Mas.(756.000) Total(1.680.000)
ASIGNACIÓN PRESUPUESTARIA: 34.374.347
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Fortalecimiento de la seguridad ciudadana
OBJETIVOS ESPECÍFICOS: Disminución del consumo y uso de las drogas
RESULTADO: Brindar al pueblo venezolano la mayor información y atención en materia de prevención y lucha contra los delitos derivados de las drogas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	20.232.470		3.756.979			23.989.449
4.02	Materiales, Suministros y Mercancías	823.000					823.000
4.03	Servicios no Personales	3.393.388					3.393.388
4.06	Gastos de Defensa y Seguridad del Estado	5.500.000					5.500.000
4.07	Transferencias y Donaciones	408.509					408.509
4.11	Disminución de Pasivos	260.001					260.001
	TOTAL	30.617.368		3.756.979			34.374.347

PROYECTO: COD. PPTO: 269999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 174.666.720
ASIGNACIÓN PRESUPUESTARIA: 174.666.720
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Construir un Sector Público al Servicio del Ciudadano que Conduzca a la Transformación de la Sociedad
OBJETIVOS ESPECÍFICOS: Apoyar la Eficiencia Administrativa de los Entes Adscritos al Ministerio del Poder Popular para Relaciones Interiores y Justicia
RESULTADO: 174.666.720

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	110.618.756		64.047.964			174.666.720
	TOTAL	**110.618.756**		**64.047.964**			**174.666.720**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	110.618.756		64.047.964			174.666.720
4.07.01.00.00	Transferencias y donaciones corrientes internas	110.618.756		17.602.851			128.221.607
4.07.01.03.00	Transferencias corrientes internas al sector público	110.618.756		17.602.851			128.221.607
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	110.618.756		17.602.851			128.221.607
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	8.247.862		573.922			8.821.784
	- A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)	102.370.894		17.028.929			119.399.823
4.07.03.00.00	Transferencias y donaciones de capital internas			46.445.113			46.445.113
4.07.03.03.00	Transferencias de capital internas al sector público			46.445.113			46.445.113
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales			46.445.113			46.445.113
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)			46.445.113			46.445.113

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	307.339.024		46.538.084			353.877.108
4.03	Servicios no Personales	537.948					537.948
	TOTAL	**307.876.972**		**46.538.084**			**354.415.056**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	6.725.868					6.725.868
4.03	Servicios no Personales	49.421.737		5.000.000			54.421.737
4.06	Gastos de Defensa y Seguridad del Estado	9.075.000					9.075.000
4.07	Transferencias y Donaciones	68.703.259		15.159.719			83.862.978
	TOTAL	**133.925.864**		**20.159.719**			**154.085.583**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	68.274.759		15.159.719			83.434.478
4.07.01.00.00	Transferencias y Donaciones Corrientes internas	68.274.759		15.159.719			83.434.478
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	68.274.759		15.159.719			83.434.478
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	13.000.000					13.000.000
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	13.000.000					13.000.000
4.07.01.03.05	Transferencias Corrientes a Instituciones de Protección Social para Atender Beneficios de la Seguridad Social	55.274.759		15.159.719			70.434.478
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	55.274.759		15.159.719			70.434.478

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	428.500					428.500
4.07.01.00.00	Transferencias y Donaciones Corrientes internas	428.500					428.500
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	428.500					428.500
4.07.01.01.72	Subsidios Culturales al Sector Privado	22.500					22.500
	- S0932 Sociedad Bolivariana	22.500					22.500
4.07.01.01.76	Subsidios a Entidades Religiosas	406.000					406.000
	- S0025 Arquidiócesis de Barquisimeto	10.000					10.000
	- S0026 Arquidiócesis de Caracas	10.000					10.000
	- S0027 Arquidiócesis de Ciudad Bolívar	10.000					10.000
	- S0028 Arquidiócesis de Maracaibo	10.000					10.000
	- S0029 Arquidiócesis de Mérida	10.000					10.000
	- S0295 Conferencia Episcopal	70.000					70.000
	- S0324 Diócesis de Barcelona	5.000					5.000
	- S0325 Diócesis de Barinas	5.000					5.000
	- S0328 Diócesis de Carora	5.000					5.000
	- S0329 Arquidiócesis de Coro	10.000					10.000
	- S0331 Diócesis de Guanare	5.000					5.000
	- S0332 Diócesis de Guayana	5.000					5.000
	- S0333 Diócesis de la Guaira	5.000					5.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S0334 Diócesis de los Teques	5.000					5.000
	- S0337 Diócesis de Maturín	5.000					5.000
	- S0339 Diócesis de San Cristóbal	5.000					5.000
	- S0871 Otras Ayudas para Reparar Edificaciones Eclesiásticas	31.000					31.000
	- S0952 Sostenimiento de Misiones	3.000					3.000
	- S0953 Sostenimiento de Seminarios	3.000					3.000
	- S1021 Arquidiócesis de Cumaná	10.000					10.000
	- S1053 Vicariato Apostólico de Tucupita	5.000					5.000
	- S1058 Obispos Eméritos	5.000					5.000
	- S1059 Vicariato Apostólico de Machiques	5.000					5.000
	- S1060 Vicariato Apostólico de Caroní	5.000					5.000
	- S1061 Vicariato Apostólico de Puerto Ayacucho	5.000					5.000
	- S1062 Rectores de Seminario	3.000					3.000
	- S1147 Diócesis de Puerto Cabello	5.000					5.000
	- S1269 Convenio de Asistencia Religiosa en las Cárceles	70.000					70.000
	- S1288 Diócesis de Punto Fijo	5.000					5.000
	- S1291 Proyecto de Orientación Católica Salud y Familia AC	3.000					3.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1493 Parroquia Santísimo Sacramento, Rubio, Estado Táchira	5.000					5.000
	- S1530 Casa Hogar Monseñor Alvarez	5.000					5.000
	- S1544 Archivo Histórico de la Arquidiócesis de Caracas	5.000					5.000
	- S1737 Fundación Red	5.000					5.000
	- S1750 Fundación Maria Madre de los Pobres	10.000					10.000
	- S1781 Capilla Santísima Trinidad	5.000					5.000
	- S1783 Iglesia Cristiana Evangélica Camino de Santidad	5.000					5.000
	- S1784 Colegio de Capellanes de Venezuela (COCAVEN)	3.000					3.000
	- S1786 Asociación Civil del Santísimo Sacramento de la Iglesia Nuestra Señora del Rosario de Cabure	5.000					5.000
	- S1832 Centro Cristiano Misión del Buen Samaritano	5.000					5.000
	- S1874 Fundación Juan Pablo II - Iglesia Nuestra Señora de la Visitación	5.000					5.000
	- S2194 Asociación Civil San Juan Bautista	5.000					5.000
	- S2195 Asociación Civil Santa Rosa de Palermo	5.000					5.000
	- S2196 Asociación Civil Misión Venezolana Sur Occidental de los Adventistas del Séptimo Día	5.000					5.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	65.520.327		21.636.631			87.156.958
	TOTAL	**65.520.327**		**21.636.631**			**87.156.958**

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	27.857.300.730		50.000.000			27.907.300.730
	TOTAL	**27.857.300.730**		**50.000.000**			**27.907.300.730**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	27.857.300.730		50.000.000			27.907.300.730
4.07.05.00.00	Situado	24.814.505.917					24.814.505.917
4.07.05.01.00	Situado Constitucional	24.814.505.917					24.814.505.917
4.07.05.01.01	Situado Estadal	19.851.604.734					19.851.604.734
	- E5000 Distrito Capital	1.260.135.174					1.260.135.174
	- E5100 Estado Amazonas	321.185.161					321.185.161
	- E5200 Estado Anzoátegui	1.002.670.442					1.002.670.442
	- E5300 Estado Apure	491.784.438					491.784.438
	- E5400 Estado Aragua	1.086.315.587					1.086.315.587
	- E5500 Estado Barinas	636.775.461					636.775.461
	- E5600 Estado Bolívar	1.034.273.521					1.034.273.521
	- E5700 Estado Carabobo	1.370.269.555					1.370.269.555
	- E5800 Estado Cojedes	401.136.252					401.136.252
	- E5900 Estado Delta Amacuro	326.643.108					326.643.108
	- E6000 Estado Falcón	705.935.963					705.935.963
	- E6100 Estado Guárico	625.316.423					625.316.423
	- E6200 Estado Lara	1.158.412.537					1.158.412.537
	- E6300 Estado Mérida	675.562.307					675.562.307
	- E6400 Estado Miranda	1.693.750.143					1.693.750.143
	- E6500 Estado Monagas	687.525.934					687.525.934

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6600 Estado Nueva Esparta	471.257.256					471.257.256
	- E6700 Estado Portuguesa	690.753.954					690.753.954
	- E6800 Estado Sucre	708.885.905					708.885.905
	- E6900 Estado Táchira	845.004.933					845.004.933
	- E7000 Estado Trujillo	608.703.541					608.703.541
	- E7100 Estado Yaracuy	551.854.626					551.854.626
	- E7200 Estado Zulia	2.084.600.350					2.084.600.350
	- E7300 Estado Vargas	412.852.163					412.852.163
4.07.05.01.02	Situado Municipal	4.962.901.183					4.962.901.183
	Distrito Capital	**283.530.414**					**283.530.414**
	- E5001 Municipio Libertador	283.530.414					283.530.414
	Amazonas	**80.296.290**					**80.296.290**
	- E5101 Municipio Atures	31.159.761					31.159.761
	- E5102 Municipio Alto Orinoco	11.168.170					11.168.170
	- E5103 Municipio Atabapo	8.758.037					8.758.037
	- E5104 Municipio Autana	7.765.665					7.765.665
	- E5105 Municipio Guainía	5.995.059					5.995.059
	- E5106 Municipio Manapiare	8.684.492					8.684.492
	- E5107 Municipio Río Negro	6.765.106					6.765.106

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	Anzoátegui	**250.667.611**					**250.667.611**
	- E5201 Municipio Anaco	16.242.403					16.242.403
	- E5202 Municipio Aragua	8.888.293					8.888.293
	- E5203 Municipio Simón Bolívar	42.049.148					42.049.148
	- E5204 Municipio Manuel Ezequiel Bruzual	8.556.993					8.556.993
	- E5205 Municipio Francisco del Carmen Carvajal	6.485.484					6.485.484
	- E5206 Municipio Juan Manuel Cajigal	7.003.356					7.003.356
	- E5207 Municipio Diego Bautista Urbaneja	7.656.074					7.656.074
	- E5208 Municipio Pedro Maria Freites	13.921.684					13.921.684
	- E5209 Municipio San José de Guanipa	12.118.090					12.118.090
	- E5210 Municipio Guanta	8.035.361					8.035.361
	- E5211 Municipio Independencia	9.719.655					9.719.655
	- E5212 Municipio Libertad	7.178.511					7.178.511
	- E5213 Municipio Francisco de Miranda	10.512.486					10.512.486
	- E5214 Municipio José Gregorio Monagas	9.544.035					9.544.035
	- E5215 Municipio Fernando de Peñalver	8.101.859					8.101.859
	- E5216 Municipio Píritu	7.592.282					7.592.282
	- E5217 Municipio Simón Rodríguez	21.329.411					21.329.411

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5218 Municipio Juan Antonio Sotillo	26.460.530					26.460.530
	- E5219 Municipio San Juan de Capistrano	6.159.083					6.159.083
	- E5220 Municipio Sir Mc Gregor	6.483.768					6.483.768
	- E5221 Municipio Santa Ana	6.629.105					6.629.105
	Apure	**122.946.109**					**122.946.109**
	- E5301 Municipio Achaguas	17.622.180					17.622.180
	- E5302 Municipio Biruaca	15.119.037					15.119.037
	- E5303 Municipio Muñoz	12.431.783					12.431.783
	- E5304 Municipio Páez	23.459.894					23.459.894
	- E5305 Municipio Pedro Camejo	13.609.780					13.609.780
	- E5306 Municipio Rómulo Gallegos	11.977.690					11.977.690
	- E5307 Municipio San Fernando	28.725.745					28.725.745
	Aragua	**271.578.897**					**271.578.897**
	- E5401 Municipio Sucre	16.674.687					16.674.687
	- E5402 Municipio Bolívar	10.298.007					10.298.007
	- E5403 Municipio Camatagua	9.772.988					9.772.988
	- E5404 Municipio Girardot	42.720.330					42.720.330
	- E5405 Municipio José Ángel Lamas	9.639.579					9.639.579
	- E5406 Municipio José Félix Ribas	20.377.029					20.377.029

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5407 Municipio Libertador	14.034.021					14.034.021
	- E5408 Municipio Santiago Mariño	23.658.012					23.658.012
	- E5409 Municipio Mario Briceño Iragorry	15.097.142					15.097.142
	- E5410 Municipio San Casimiro	9.898.586					9.898.586
	- E5411 Municipio San Sebastián	9.640.390					9.640.390
	- E5412 Municipio Santos Michelena	10.887.526					10.887.526
	- E5413 Municipio Tovar	8.772.227					8.772.227
	- E5414 Municipio Urdaneta	12.485.611					12.485.611
	- E5415 Municipio Zamora	20.066.748					20.066.748
	- E5416 Municipio José Rafael Revenga	11.231.912					11.231.912
	- E5417 Municipio Francisco Linares Alcántara	18.060.459					18.060.459
	- E5418 Municipio Ocumare de la Costa de Oro	8.263.643					8.263.643
	Barinas	**159.193.865**					**159.193.865**
	- E5501 Municipio Alberto Arvelo Torrealba	9.871.355					9.871.355
	- E5502 Municipio Antonio José de Sucre	14.654.696					14.654.696
	- E5503 Municipio Arismendi	9.679.990					9.679.990
	- E5504 Municipio Barinas	39.568.270					39.568.270
	- E5505 Municipio Bolívar	11.194.024					11.194.024

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5506 Municipio Cruz Paredes	8.794.319					8.794.319
	- E5507 Municipio Ezequiel Zamora	12.293.153					12.293.153
	- E5508 Municipio Obispos	9.777.704					9.777.704
	- E5509 Municipio Pedraza	14.416.070					14.416.070
	- E5510 Municipio Rojas	10.763.090					10.763.090
	- E5511 Municipio Sosa	9.859.983					9.859.983
	- E5512 Municipio Andrés Eloy Blanco	8.321.211					8.321.211
	Bolívar	**258.568.380**					**258.568.380**
	- E5601 Municipio Caroní	75.694.505					75.694.505
	- E5602 Municipio Cedeño	20.756.682					20.756.682
	- E5603 Municipio El Callao	12.817.514					12.817.514
	- E5604 Municipio Gran Sabana	15.324.537					15.324.537
	- E5605 Municipio Heres	40.097.587					40.097.587
	- E5606 Municipio Piar	20.417.664					20.417.664
	- E5607 Municipio Raúl Leoni	17.787.069					17.787.069
	- E5608 Municipio Roscio	12.965.716					12.965.716
	- E5609 Municipio Sifontes	15.263.254					15.263.254
	- E5610 Municipio Sucre	15.502.672					15.502.672
	- E5611 Municipio Padre Pedro Chien	11.941.180					11.941.180

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	Carabobo	**342.567.389**					**342.567.389**
	- E5701 Municipio Bejuma	16.343.999					16.343.999
	- E5702 Municipio Carlos Arvelo	25.657.890					25.657.890
	- E5703 Municipio Diego Ibarra	19.799.369					19.799.369
	- E5704 Municipio Guacara	25.052.374					25.052.374
	- E5705 Municipio Juan José Mora	17.805.669					17.805.669
	- E5706 Municipio Miranda	13.783.295					13.783.295
	- E5707 Municipio Montalbán	13.263.284					13.263.284
	- E5708 Municipio Puerto Cabello	27.511.458					27.511.458
	- E5709 Municipio San Joaquín	16.390.558					16.390.558
	- E5710 Municipio Valencia	76.520.196					76.520.196
	- E5711 Municipio Libertador	26.884.272					26.884.272
	- E5712 Municipio Los Guayos	23.645.787					23.645.787
	- E5713 Municipio Naguanagua	22.487.616					22.487.616
	- E5714 Municipio San Diego	17.421.622					17.421.622
	Cojedes	**100.284.063**					**100.284.063**
	- E5801 Municipio Anzoátegui	8.008.661					8.008.661
	- E5802 Municipio Falcón	20.677.903					20.677.903
	- E5803 Municipio Girardot	7.946.015					7.946.015
	- E5804 Municipio Pao de San Juan Bautista	9.396.699					9.396.699

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5805 Municipio Ricaurte	7.380.901					7.380.901
	- E5806 Municipio San Carlos	21.787.378					21.787.378
	- E5807 Municipio Tinaco	10.631.962					10.631.962
	- E5808 Municipio Lima Blanco	6.578.609					6.578.609
	- E5809 Municipio Rómulo Gallegos	7.875.935					7.875.935
	Delta Amacuro	**81.660.777**					**81.660.777**
	- E5901 Municipio Tucupita	34.381.376					34.381.376
	- E5902 Municipio Antonio Díaz	18.979.990					18.979.990
	- E5903 Municipio Casacoima	17.010.529					17.010.529
	- E5904 Municipio Pedernales	11.288.882					11.288.882
	Falcón	**176.483.990**					**176.483.990**
	- E6001 Municipio Acosta	5.219.736					5.219.736
	- E6002 Municipio Bolívar	4.119.975					4.119.975
	- E6003 Municipio Buchivacoa	6.319.299					6.319.299
	- E6004 Municipio Cacique Manaure	4.232.642					4.232.642
	- E6005 Municipio Carirubana	27.668.948					27.668.948
	- E6006 Municipio Colina	7.531.159					7.531.159
	- E6007 Municipio Dabajuro	5.569.240					5.569.240
	- E6008 Municipio Democracia	4.967.315					4.967.315
	- E6009 Municipio Falcón	8.511.689					8.511.689

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6010 Municipio Federación	6.430.315					6.430.315
	- E6011 Municipio Jacura	5.102.853					5.102.853
	- E6012 Municipio Unión	5.111.975					5.111.975
	- E6013 Municipio Los Taques	6.656.222					6.656.222
	- E6014 Municipio Mauroa	6.439.678					6.439.678
	- E6015 Municipio Miranda	24.220.509					24.220.509
	- E6016 Municipio Monseñor Iturriza	5.546.688					5.546.688
	- E6017 Municipio Palmasola	4.022.262					4.022.262
	- E6018 Municipio Petit	4.847.360					4.847.360
	- E6019 Municipio Píritu	4.545.050					4.545.050
	- E6020 Municipio San Francisco	4.358.751					4.358.751
	- E6021 Municipio Silva	6.712.151					6.712.151
	- E6022 Municipio Zamora	6.485.769					6.485.769
	- E6023 Municipio Sucre	3.943.237					3.943.237
	- E6024 Municipio Tocópero	3.718.011					3.718.011
	- E6025 Municipio Urumaco	4.203.156					4.203.156
	Guárico	**156.329.106**					**156.329.106**
	- E6101 Municipio Camaguán	7.346.760					7.346.760
	- E6102 Municipio Chaguaramas	6.376.949					6.376.949
	- E6103 Municipio El Socorro	6.760.626					6.760.626

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6104 Municipio Leonardo Infante	18.285.132					18.285.132
	- E6105 Municipio Las Mercedes	8.561.788					8.561.788
	- E6106 Municipio Julián Mellado	8.042.356					8.042.356
	- E6107 Municipio Francisco de Miranda	21.202.788					21.202.788
	- E6108 Municipio José Tadeo Monagas	13.258.036					13.258.036
	- E6109 Municipio Ortiz	7.672.126					7.672.126
	- E6110 Municipio José Félix Ribas	9.715.581					9.715.581
	- E6111 Municipio Juan Germán Roscio	18.032.822					18.032.822
	- E6112 Municipio Santa María de Ipire	6.479.483					6.479.483
	- E6113 Municipio San José de Guaribe	5.880.741					5.880.741
	- E6114 Municipio Pedro Zaraza	11.162.885					11.162.885
	- E6115 Municipio San Gerónimo de Guayabal	7.551.033					7.551.033
	Lara	**289.603.134**					**289.603.134**
	- E6201 Municipio Andrés Eloy Blanco	19.173.737					19.173.737
	- E6202 Municipio Crespo	19.096.324					19.096.324
	- E6203 Municipio Iribarren	99.147.777					99.147.777
	- E6204 Municipio Jiménez	23.110.221					23.110.221
	- E6205 Municipio Morán	26.503.241					26.503.241
	- E6206 Municipio Palavecino	27.260.894					27.260.894

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6207 Municipio Simón Planas	18.023.348					18.023.348
	- E6208 Municipio Torres	35.059.422					35.059.422
	- E6209 Municipio Urdaneta	22.228.170					22.228.170
	Mérida	**168.890.577**					**168.890.577**
	- E6301 Municipio Alberto Adriani	16.768.680					16.768.680
	- E6302 Municipio Andrés Bello	5.020.446					5.020.446
	- E6303 Municipio Antonio Pinto Salinas	6.114.735					6.114.735
	- E6304 Municipio Aricagua	4.325.417					4.325.417
	- E6305 Municipio Arzobispo Chacón	5.937.468					5.937.468
	- E6306 Municipio Campo Elías	13.926.664					13.926.664
	- E6307 Municipio Caracciolo Parra Olmedo	6.690.446					6.690.446
	- E6308 Municipio Cardenal Quintero	4.537.055					4.537.055
	- E6309 Municipio Guaraque	4.699.140					4.699.140
	- E6310 Municipio Julio César Salas	5.026.036					5.026.036
	- E6311 Municipio Justo Briceño	4.343.470					4.343.470
	- E6312 Municipio Libertador	26.855.094					26.855.094
	- E6313 Municipio Miranda	5.880.873					5.880.873
	- E6314 Municipio Obispo Ramos de Lora	6.060.755					6.060.755

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6315 Municipio Padre Noguera	3.762.353					3.762.353
	- E6316 Municipio Pueblo Llano	4.561.579					4.561.579
	- E6317 Municipio Rangel	5.464.058					5.464.058
	- E6318 Municipio Rivas Dávila	5.331.971					5.331.971
	- E6319 Municipio Santos Marquina	5.170.529					5.170.529
	- E6320 Municipio Sucre	9.542.485					9.542.485
	- E6321 Municipio Tovar	7.225.046					7.225.046
	- E6322 Municipio Tulio Febres Cordero	7.337.118					7.337.118
	- E6323 Municipio Zea	4.309.159					4.309.159
	Miranda	**411.800.288**					**411.800.288**
	- E6401 Municipio Acevedo	20.683.272					20.683.272
	- E6402 Municipio Andrés Bello	11.261.546					11.261.546
	- E6403 Municipio Baruta	28.684.730					28.684.730
	- E6404 Municipio Brión	14.722.134					14.722.134
	- E6405 Municipio Carrizal	13.075.680					13.075.680
	- E6406 Municipio Cristóbal Rojas	16.570.481					16.570.481
	- E6407 Municipio Buroz	11.548.773					11.548.773
	- E6408 Municipio Chacao	12.751.546					12.751.546
	- E6409 Municipio Guaicaipuro	31.857.663					31.857.663
	- E6410 Municipio El Hatillo	12.876.415					12.876.415

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6411 Municipio Independencia	21.897.937					21.897.937
	- E6412 Municipio Lander	20.466.773					20.466.773
	- E6413 Municipio Los Salias	14.862.341					14.862.341
	- E6414 Municipio Páez	14.581.147					14.581.147
	- E6415 Municipio Paz Castillo	18.692.516					18.692.516
	- E6416 Municipio Pedro Gual	13.230.839					13.230.839
	- E6417 Municipio Plaza	27.337.428					27.337.428
	- E6418 Municipio Simón Bolívar	12.492.473					12.492.473
	- E6419 Municipio Sucre	50.422.533					50.422.533
	- E6420 Municipio Urdaneta	19.518.578					19.518.578
	- E6421 Municipio Zamora	24.265.483					24.265.483
	Monagas	**171.881.483**					**171.881.483**
	- E6501 Municipio Acosta	7.958.785					7.958.785
	- E6502 Municipio Bolívar	10.619.651					10.619.651
	- E6503 Municipio Caripe	9.832.267					9.832.267
	- E6504 Municipio Cedeño	10.033.562					10.033.562
	- E6505 Municipio Ezequiel Zamora	12.666.081					12.666.081
	- E6506 Municipio Libertador	11.468.139					11.468.139
	- E6507 Municipio Maturín	57.429.976					57.429.976
	- E6508 Municipio Piar	11.277.775					11.277.775

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6509 Municipio Punceres	9.116.913					9.116.913
	- E6510 Municipio Sotillo	8.920.715					8.920.715
	- E6511 Municipio Aguasay	8.086.400					8.086.400
	- E6512 Municipio Santa Bárbara	7.085.675					7.085.675
	- E6513 Municipio Uracoa	7.385.544					7.385.544
	Nueva Esparta	**117.814.314**					**117.814.314**
	- E6601 Municipio Antolín del Campo	8.468.376					8.468.376
	- E6602 Municipio Arismendi	8.836.132					8.836.132
	- E6603 Municipio Díaz	13.441.338					13.441.338
	- E6604 Municipio García	12.462.283					12.462.283
	- E6605 Municipio Gómez	9.874.724					9.874.724
	- E6606 Municipio Maneiro	10.704.786					10.704.786
	- E6607 Municipio Marcano	9.393.195					9.393.195
	- E6608 Municipio Mariño	17.984.932					17.984.932
	- E6609 Municipio Península de Macanao	9.569.174					9.569.174
	- E6610 Municipio Tubores	10.834.107					10.834.107
	- E6611 Municipio Villalba	6.245.267					6.245.267

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	Portuguesa	**172.688.489**					**172.688.489**
	- E6701 Municipio Agua Blanca	7.684.160					7.684.160
	- E6702 Municipio Araure	19.660.229					19.660.229
	- E6703 Municipio Esteller	10.512.117					10.512.117
	- E6704 Municipio Guanare	25.946.134					25.946.134
	- E6705 Municipio Guanarito	11.034.831					11.034.831
	- E6706 Municipio Monseñor José Vicente de Unda	8.232.556					8.232.556
	- E6707 Municipio Ospino	11.251.157					11.251.157
	- E6708 Municipio Páez	24.028.045					24.028.045
	- E6709 Municipio Papelón	8.313.159					8.313.159
	- E6710 Municipio San Genaro de Boconoíto	8.338.139					8.338.139
	- E6711 Municipio San Rafael de Onoto	7.383.824					7.383.824
	- E6712 Municipio Santa Rosalía	7.577.162					7.577.162
	- E6713 Municipio Sucre	10.017.412					10.017.412
	- E6714 Municipio Turén	12.709.564					12.709.564
	Sucre	**177.221.476**					**177.221.476**
	- E6801 Municipio Andrés Eloy Blanco	8.383.432					8.383.432
	- E6802 Municipio Andrés Mata	7.917.104					7.917.104
	- E6803 Municipio Arismendi	10.962.634					10.962.634
	- E6804 Municipio Benítez	10.904.520					10.904.520

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6805 Municipio Bermúdez	20.391.109					20.391.109
	- E6806 Municipio Bolívar	7.699.219					7.699.219
	- E6807 Municipio Cajigal	7.708.551					7.708.551
	- E6808 Municipio Cruz Salmerón Acosta	9.488.998					9.488.998
	- E6809 Municipio Libertador	6.336.404					6.336.404
	- E6810 Municipio Mariño	7.901.860					7.901.860
	- E6811 Municipio Mejía	6.701.241					6.701.241
	- E6812 Municipio Montes	11.488.605					11.488.605
	- E6813 Municipio Ribero	12.276.331					12.276.331
	- E6814 Municipio Sucre	39.777.812					39.777.812
	- E6815 Municipio Valdez	9.283.656					9.283.656
	Táchira	**211.251.233**					**211.251.233**
	- E6901 Municipio Andrés Bello	5.276.338					5.276.338
	- E6902 Municipio Ayacucho	9.274.188					9.274.188
	- E6903 Municipio Bolívar	8.980.149					8.980.149
	- E6904 Municipio Cárdenas	13.820.060					13.820.060
	- E6905 Municipio Córdoba	6.813.071					6.813.071
	- E6906 Municipio Fernández Feo	8.324.846					8.324.846
	- E6907 Municipio García de Hevia	8.929.756					8.929.756
	- E6908 Municipio Guásimos	7.264.566					7.264.566

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6909 Municipio Independencia	6.933.099					6.933.099
	- E6910 Municipio Jáuregui	8.012.672					8.012.672
	- E6911 Municipio Junín	11.182.723					11.182.723
	- E6912 Municipio Libertad	6.022.121					6.022.121
	- E6913 Municipio Libertador	6.043.306					6.043.306
	- E6914 Municipio Lobatera	4.434.198					4.434.198
	- E6915 Municipio Michelena	5.191.795					5.191.795
	- E6916 Municipio Panamericano	7.019.919					7.019.919
	- E6917 Municipio Pedro María Ureña	7.593.690					7.593.690
	- E6918 Municipio Samuel Darío Maldonado	5.183.216					5.183.216
	- E6919 Municipio San Cristóbal	27.662.304					27.662.304
	- E6920 Municipio Seboruco	4.272.468					4.272.468
	- E6921 Municipio Sucre	4.376.803					4.376.803
	- E6922 Municipio Uribante	6.608.187					6.608.187
	- E6923 Municipio José Maria Vargas	4.277.613					4.277.613
	- E6924 Municipio Antonio Rómulo Costa	4.215.049					4.215.049
	- E6925 Municipio Francisco de Miranda	3.893.052					3.893.052
	- E6926 Municipio Rafael Urdaneta	4.039.096					4.039.096
	- E6927 Municipio Simón Rodríguez	3.524.178					3.524.178

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6928 Municipio Torbes	7.937.009					7.937.009
	- E6929 Municipio San Judas Tadeo	4.145.761					4.145.761
	Trujillo	**152.175.885**					**152.175.885**
	- E7001 Municipio Boconó	14.384.141					14.384.141
	- E7002 Municipio Candelaria	7.202.021					7.202.021
	- E7003 Municipio Carache	7.580.872					7.580.872
	- E7004 Municipio Escuque	6.530.575					6.530.575
	- E7005 Municipio Miranda	6.524.880					6.524.880
	- E7006 Municipio Monte Carmelo	5.365.403					5.365.403
	- E7007 Municipio Motatán	5.436.816					5.436.816
	- E7008 Municipio Pampan	9.185.646					9.185.646
	- E7009 Municipio Rafael Rangel	5.906.025					5.906.025
	- E7010 Municipio San Rafael de Carvajal	9.110.797					9.110.797
	- E7011 Municipio Sucre	6.931.018					6.931.018
	- E7012 Municipio Trujillo	9.760.673					9.760.673
	- E7013 Municipio Urdaneta	7.746.990					7.746.990
	- E7014 Municipio Valera	18.127.319					18.127.319
	- E7015 Municipio Andrés Bello	5.396.906					5.396.906
	- E7016 Municipio Bolívar	5.456.367					5.456.367

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7017 Municipio Juan Vicente Campo Elías	4.103.002					4.103.002
	- E7018 Municipio José Felipe Márquez Cañizalez	4.691.302					4.691.302
	- E7019 Municipio La Ceiba	6.248.078					6.248.078
	- E7020 Municipio Pampanito	6.487.054					6.487.054
	Yaracuy	**137.963.657**					**137.963.657**
	- E7101 Municipio Bolívar	9.291.532					9.291.532
	- E7102 Municipio Bruzual	13.083.023					13.083.023
	- E7103 Municipio José Antonio Páez	6.738.659					6.738.659
	- E7104 Municipio Nirgua	13.707.665					13.707.665
	- E7105 Municipio Peña	15.801.585					15.801.585
	- E7106 Municipio San Felipe	16.495.878					16.495.878
	- E7107 Municipio Sucre	6.653.961					6.653.961
	- E7108 Municipio Urachiche	7.027.822					7.027.822
	- E7109 Municipio Arístide Bastidas	6.893.174					6.893.174
	- E7110 Municipio Cocorote	9.704.887					9.704.887
	- E7111 Municipio Independencia	11.193.430					11.193.430
	- E7112 Municipio La Trinidad	6.440.051					6.440.051
	- E7113 Municipio Manuel Monge	6.391.979					6.391.979
	- E7114 Municipio Veroes	8.540.011					8.540.011

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	Zulia	**521.150.088**					**521.150.088**
	- E7201 Municipio Almirante Padilla	12.079.689					12.079.689
	- E7202 Municipio Baralt	18.672.536					18.672.536
	- E7203 Municipio Cabimas	30.615.790					30.615.790
	- E7204 Municipio Catatumbo	16.614.086					16.614.086
	- E7205 Municipio Colón	22.686.252					22.686.252
	- E7206 Municipio Jesús Enrique Lossada	20.582.999					20.582.999
	- E7207 Municipio La Cañada de Urdaneta	17.558.664					17.558.664
	- E7208 Municipio Lagunillas	27.255.069					27.255.069
	- E7209 Municipio Mara	28.533.072					28.533.072
	- E7210 Municipio Maracaibo	113.347.899					113.347.899
	- E7211 Municipio Miranda	18.955.898					18.955.898
	- E7212 Municipio Páez	17.191.527					17.191.527
	- E7213 Municipio Machiques de Perijá	25.108.056					25.108.056
	- E7214 Municipio Rosario de Perijá	18.670.030					18.670.030
	- E7215 Municipio Santa Rita	15.063.298					15.063.298
	- E7216 Municipio Sucre	15.998.530					15.998.530
	- E7217 Municipio Valmore Rodríguez	15.954.699					15.954.699

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7218 Municipio Francisco Javier Pulgar	14.709.429					14.709.429
	- E7219 Municipio Jesús Maria Semprún	16.757.080					16.757.080
	- E7220 Municipio San Francisco	40.187.330					40.187.330
	- E7221 Municipio Simón Bolívar	14.608.155					14.608.155
	Vargas	**103.213.041**					**103.213.041**
	- E7301 Municipio Vargas	103.213.041					103.213.041
	Área Metropolitana de Caracas	**43.140.627**					**43.140.627**
	- E7600 Área Metropolitana de Caracas	43.140.627					43.140.627
4.07.07.00.00	Subsidio de Capitalidad			50.000.000			50.000.000
4.07.07.01.00	Subsidio de Capitalidad			50.000.000			50.000.000
	- E5000 Distrito Capital			50.000.000			50.000.000
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	3.042.794.813					3.042.794.813
4.07.08.01.00	Asignaciones Económicas Especiales (LAEE) Estadal	1.818.404.232					1.818.404.232
	- E5000 Distrito Capital	60.324.404					60.324.404
	- E5100 Estado Amazonas	13.582.657					13.582.657
	- E5200 Estado Anzoátegui	277.778.980					277.778.980
	- E5300 Estado Apure	18.181.640					18.181.640
	- E5400 Estado Aragua	49.684.840					49.684.840

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5500 Estado Barinas	34.272.830					34.272.830
	- E5600 Estado Bolívar	62.861.360					62.861.360
	- E5700 Estado Carabobo	76.416.861					76.416.861
	- E5800 Estado Cojedes	9.654.897					9.654.897
	- E5900 Estado Delta Amacuro	11.535.361					11.535.361
	- E6000 Estado Falcón	90.612.180					90.612.180
	- E6100 Estado Guárico	30.757.239					30.757.239
	- E6200 Estado Lara	53.668.845					53.668.845
	- E6300 Estado Mérida	25.418.310					25.418.310
	- E6400 Estado Miranda	84.097.881					84.097.881
	- E6500 Estado Monagas	374.401.817					374.401.817
	- E6600 Estado Nueva Esparta	12.879.760					12.879.760
	- E6700 Estado Portuguesa	26.607.498					26.607.498
	- E6800 Estado Sucre	29.529.816					29.529.816
	- E6900 Estado Táchira	35.262.911					35.262.911
	- E7000 Estado Trujillo	34.892.750					34.892.750
	- E7100 Estado Yaracuy	17.966.784					17.966.784
	- E7200 Estado Zulia	378.266.155					378.266.155
	- E7300 Estado Vargas	9.748.456					9.748.456

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.08.03.00	Asignaciones Económicas Especiales (LAEE) Municipal	1.224.390.581					1.224.390.581
	Distrito Capital	**40.216.269**					**40.216.269**
	- E5001 Municipio Libertador	40.216.269					40.216.269
	Amazonas	**9.055.104**					**9.055.104**
	- E5101 Municipio Atures	3.511.585					3.511.585
	- E5102 Municipio Alto Orinoco	1.265.465					1.265.465
	- E5103 Municipio Atabapo	985.632					985.632
	- E5104 Municipio Autana	874.004					874.004
	- E5105 Municipio Guainía	677.804					677.804
	- E5106 Municipio Manapiare	976.638					976.638
	- E5107 Municipio Río Negro	763.976					763.976
	Anzoátegui	**185.185.987**					**185.185.987**
	- E5201 Municipio Anaco	11.953.137					11.953.137
	- E5202 Municipio Aragua	6.566.405					6.566.405
	- E5203 Municipio Simón Bolívar	31.138.747					31.138.747
	- E5204 Municipio Manuel Ezequiel Bruzual	6.330.943					6.330.943
	- E5205 Municipio Francisco del Carmen Carvajal	4.800.550					4.800.550
	- E5206 Municipio Juan Manuel Cajigal	5.192.410					5.192.410

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5207 Municipio Diego Bautista Urbaneja	5.628.351					5.628.351
	- E5208 Municipio Pedro Maria Freites	10.303.440					10.303.440
	- E5209 Municipio San José de Guanipa	8.952.483					8.952.483
	- E5210 Municipio Guanta	5.954.819					5.954.819
	- E5211 Municipio Independencia	7.199.132					7.199.132
	- E5212 Municipio Libertad	5.321.788					5.321.788
	- E5213 Municipio Francisco de Miranda	7.766.292					7.766.292
	- E5214 Municipio José Gregorio Monagas	7.060.135					7.060.135
	- E5215 Municipio Fernando de Peñalver	5.985.405					5.985.405
	- E5216 Municipio Píritu	5.571.968					5.571.968
	- E5217 Municipio Simón Rodríguez	15.646.440					15.646.440
	- E5218 Municipio Juan Antonio Sotillo	19.557.526					19.557.526
	- E5219 Municipio San Juan de Capistrano	4.559.374					4.559.374
	- E5220 Municipio Sir Mc Gregor	4.790.009					4.790.009
	- E5221 Municipio Santa Ana	4.906.633					4.906.633
	Apure	**24.242.187**					**24.242.187**
	- E5301 Municipio Achaguas	3.473.041					3.473.041
	- E5302 Municipio Biruaca	2.970.675					2.970.675

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5303 Municipio Muñoz	2.454.774					2.454.774
	- E5304 Municipio Páez	4.609.825					4.609.825
	- E5305 Municipio Pedro Camejo	2.682.085					2.682.085
	- E5306 Municipio Rómulo Gallegos	2.361.818					2.361.818
	- E5307 Municipio San Fernando	5.689.969					5.689.969
	Aragua	**33.123.227**					**33.123.227**
	- E5401 Municipio Sucre	2.039.843					2.039.843
	- E5402 Municipio Bolívar	1.260.528					1.260.528
	- E5403 Municipio Camatagua	1.190.791					1.190.791
	- E5404 Municipio Girardot	5.255.124					5.255.124
	- E5405 Municipio José Ángel Lamas	1.169.119					1.169.119
	- E5406 Municipio José Félix Ribas	2.476.992					2.476.992
	- E5407 Municipio Libertador	1.711.045					1.711.045
	- E5408 Municipio Santiago Mariño	2.865.064					2.865.064
	- E5409 Municipio Mario Briceño Iragorry	1.859.162					1.859.162
	- E5410 Municipio San Casimiro	1.206.370					1.206.370
	- E5411 Municipio San Sebastián	1.174.113					1.174.113
	- E5412 Municipio Santos Michelena	1.324.313					1.324.313
	- E5413 Municipio Tovar	1.067.410					1.067.410

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5414 Municipio Urdaneta	1.523.611					1.523.611
	- E5415 Municipio Zamora	2.437.838					2.437.838
	- E5416 Municipio José Rafael Revenga	1.366.172					1.366.172
	- E5417 Municipio Francisco Linares Alcántara	2.190.388					2.190.388
	- E5418 Municipio Ocumare de la Costa de Oro	1.005.344					1.005.344
	Barinas	**22.848.553**					**22.848.553**
	- E5501 Municipio Alberto Arvelo Torrealba	1.425.651					1.425.651
	- E5502 Municipio Antonio José de Sucre	2.085.550					2.085.550
	- E5503 Municipio Arismendi	1.393.642					1.393.642
	- E5504 Municipio Barinas	5.782.730					5.782.730
	- E5505 Municipio Bolívar	1.613.999					1.613.999
	- E5506 Municipio Cruz Paredes	1.263.139					1.263.139
	- E5507 Municipio Ezequiel Zamora	1.766.248					1.766.248
	- E5508 Municipio Obispos	1.393.650					1.393.650
	- E5509 Municipio Pedraza	2.026.343					2.026.343
	- E5510 Municipio Rojas	1.517.201					1.517.201
	- E5511 Municipio Sosa	1.390.325					1.390.325
	- E5512 Municipio Andrés Eloy Blanco	1.190.075					1.190.075

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	Bolívar	**41.907.574**					**41.907.574**
	- E5601 Municipio Caroní	12.316.164					12.316.164
	- E5602 Municipio Cedeño	3.335.441					3.335.441
	- E5603 Municipio El Callao	2.066.661					2.066.661
	- E5604 Municipio Gran Sabana	2.472.626					2.472.626
	- E5605 Municipio Heres	6.532.345					6.532.345
	- E5606 Municipio Piar	3.318.380					3.318.380
	- E5607 Municipio Raúl Leoni	2.863.447					2.863.447
	- E5608 Municipio Roscio	2.097.183					2.097.183
	- E5609 Municipio Sifontes	2.473.810					2.473.810
	- E5610 Municipio Sucre	2.496.256					2.496.256
	- E5611 Municipio Padre Pedro Chien	1.935.261					1.935.261
	Carabobo	**50.944.574**					**50.944.574**
	- E5701 Municipio Bejuma	2.429.392					2.429.392
	- E5702 Municipio Carlos Arvelo	3.805.684					3.805.684
	- E5703 Municipio Diego Ibarra	2.944.053					2.944.053
	- E5704 Municipio Guacara	3.702.823					3.702.823
	- E5705 Municipio Juan José Mora	2.647.843					2.647.843
	- E5706 Municipio Miranda	2.048.188					2.048.188
	- E5707 Municipio Montalbán	1.971.877					1.971.877

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5708 Municipio Puerto Cabello	4.108.223					4.108.223
	- E5709 Municipio San Joaquín	2.418.455					2.418.455
	- E5710 Municipio Valencia	11.458.806					11.458.806
	- E5711 Municipio Libertador	3.977.399					3.977.399
	- E5712 Municipio Los Guayos	3.491.616					3.491.616
	- E5713 Municipio Naguanagua	3.372.109					3.372.109
	- E5714 Municipio San Diego	2.568.106					2.568.106
	Cojedes	**6.436.598**					**6.436.598**
	- E5801 Municipio Anzoátegui	515.321					515.321
	- E5802 Municipio Falcón	1.316.430					1.316.430
	- E5803 Municipio Girardot	511.670					511.670
	- E5804 Municipio Pao de San Juan Bautista	604.386					604.386
	- E5805 Municipio Ricaurte	474.813					474.813
	- E5806 Municipio San Carlos	1.403.561					1.403.561
	- E5807 Municipio Tinaco	682.773					682.773
	- E5808 Municipio Lima Blanco	422.719					422.719
	- E5809 Municipio Rómulo Gallegos	504.925					504.925
	Delta Amacuro	**7.690.240**					**7.690.240**
	- E5901 Municipio Tucupita	3.266.015					3.266.015

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E5902 Municipio Antonio Díaz	1.776.878					1.776.878
	- E5903 Municipio Casacoima	1.586.484					1.586.484
	- E5904 Municipio Pedernales	1.060.863					1.060.863
	Falcón	**60.408.120**					**60.408.120**
	- E6001 Municipio Acosta	1.801.333					1.801.333
	- E6002 Municipio Bolívar	1.418.536					1.418.536
	- E6003 Municipio Buchivacoa	2.174.129					2.174.129
	- E6004 Municipio Cacique Manaure	1.442.282					1.442.282
	- E6005 Municipio Carirubana	9.421.033					9.421.033
	- E6006 Municipio Colina	2.550.741					2.550.741
	- E6007 Municipio Dabajuro	1.909.058					1.909.058
	- E6008 Municipio Democracia	1.711.685					1.711.685
	- E6009 Municipio Falcón	2.909.982					2.909.982
	- E6010 Municipio Federación	2.208.763					2.208.763
	- E6011 Municipio Jacura	1.750.809					1.750.809
	- E6012 Municipio Unión	1.755.935					1.755.935
	- E6013 Municipio Los Taques	2.272.007					2.272.007
	- E6014 Municipio Mauroa	2.198.504					2.198.504
	- E6015 Municipio Miranda	8.268.986					8.268.986
	- E6016 Municipio Monseñor Iturriza	1.900.172					1.900.172

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6017 Municipio Palmasola	1.373.125					1.373.125
	- E6018 Municipio Petit	1.665.195					1.665.195
	- E6019 Municipio Píritu	1.567.152					1.567.152
	- E6020 Municipio San Francisco	1.499.328					1.499.328
	- E6021 Municipio Silva	2.298.414					2.298.414
	- E6022 Municipio Zamora	2.239.645					2.239.645
	- E6023 Municipio Sucre	1.358.625					1.358.625
	- E6024 Municipio Tocópero	1.272.453					1.272.453
	- E6025 Municipio Urumaco	1.440.228					1.440.228
	Guárico	**20.504.826**					**20.504.826**
	- E6101 Municipio Camaguán	955.697					955.697
	- E6102 Municipio Chaguaramas	834.528					834.528
	- E6103 Municipio El Socorro	885.992					885.992
	- E6104 Municipio Leonardo Infante	2.398.313					2.398.313
	- E6105 Municipio Las Mercedes	1.123.746					1.123.746
	- E6106 Municipio Julián Mellado	1.054.250					1.054.250
	- E6107 Municipio Francisco de Miranda	2.772.193					2.772.193
	- E6108 Municipio José Tadeo Monagas	1.738.672					1.738.672
	- E6109 Municipio Ortiz	1.004.269					1.004.269
	- E6110 Municipio José Félix Ribas	1.270.929					1.270.929

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6111 Municipio Juan Germán Roscio	2.367.197					2.367.197
	- E6112 Municipio Santa María de Ipire	854.647					854.647
	- E6113 Municipio San José de Guaribe	777.175					777.175
	- E6114 Municipio Pedro Zaraza	1.479.951					1.479.951
	- E6115 Municipio San Gerónimo de Guayabal	987.267					987.267
	Lara	**35.779.230**					**35.779.230**
	- E6201 Municipio Andrés Eloy Blanco	2.365.750					2.365.750
	- E6202 Municipio Crespo	2.356.733					2.356.733
	- E6203 Municipio Iribarren	12.265.698					12.265.698
	- E6204 Municipio Jiménez	2.845.221					2.845.221
	- E6205 Municipio Morán	3.277.847					3.277.847
	- E6206 Municipio Palavecino	3.365.726					3.365.726
	- E6207 Municipio Simón Planas	2.221.093					2.221.093
	- E6208 Municipio Torres	4.334.725					4.334.725
	- E6209 Municipio Urdaneta	2.746.437					2.746.437
	Mérida	**16.945.540**					**16.945.540**
	- E6301 Municipio Alberto Adriani	1.674.217					1.674.217
	- E6302 Municipio Andrés Bello	502.667					502.667
	- E6303 Municipio Antonio Pinto Salinas	617.488					617.488

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6304 Municipio Aricagua	435.776					435.776
	- E6305 Municipio Arzobispo Chacón	600.764					600.764
	- E6306 Municipio Campo Elías	1.387.831					1.387.831
	- E6307 Municipio Caracciolo Parra Olmedo	666.949					666.949
	- E6308 Municipio Cardenal Quintero	454.079					454.079
	- E6309 Municipio Guaraque	471.623					471.623
	- E6310 Municipio Julio César Salas	501.607					501.607
	- E6311 Municipio Justo Briceño	435.161					435.161
	- E6312 Municipio Libertador	2.720.768					2.720.768
	- E6313 Municipio Miranda	591.166					591.166
	- E6314 Municipio Obispo Ramos de Lora	607.098					607.098
	- E6315 Municipio Padre Noguera	377.514					377.514
	- E6316 Municipio Pueblo Llano	456.432					456.432
	- E6317 Municipio Rangel	548.616					548.616
	- E6318 Municipio Rivas Dávila	534.701					534.701
	- E6319 Municipio Santos Marquina	516.927					516.927
	- E6320 Municipio Sucre	951.243					951.243
	- E6321 Municipio Tovar	726.766					726.766
	- E6322 Municipio Tulio Febres Cordero	731.272					731.272

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6323 Municipio Zea	434.875					434.875
	Miranda	**56.065.254**					**56.065.254**
	- E6401 Municipio Acevedo	2.733.032					2.733.032
	- E6402 Municipio Andrés Bello	1.489.629					1.489.629
	- E6403 Municipio Baruta	4.248.744					4.248.744
	- E6404 Municipio Brión	1.946.354					1.946.354
	- E6405 Municipio Carrizal	1.727.496					1.727.496
	- E6406 Municipio Cristóbal Rojas	2.191.093					2.191.093
	- E6407 Municipio Buroz	1.525.594					1.525.594
	- E6408 Municipio Chacao	1.895.566					1.895.566
	- E6409 Municipio Guaicaipuro	4.198.169					4.198.169
	- E6410 Municipio El Hatillo	1.891.697					1.891.697
	- E6411 Municipio Independencia	2.886.665					2.886.665
	- E6412 Municipio Lander	2.704.190					2.704.190
	- E6413 Municipio Los Salias	1.965.229					1.965.229
	- E6414 Municipio Páez	1.926.376					1.926.376
	- E6415 Municipio Paz Castillo	2.449.440					2.449.440
	- E6416 Municipio Pedro Gual	1.749.865					1.749.865
	- E6417 Municipio Plaza	3.602.138					3.602.138
	- E6418 Municipio Simón Bolívar	1.649.433					1.649.433

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6419 Municipio Sucre	7.502.269					7.502.269
	- E6420 Municipio Urdaneta	2.580.470					2.580.470
	- E6421 Municipio Zamora	3.201.805					3.201.805
	Monagas	**249.601.211**					**249.601.211**
	- E6501 Municipio Acosta	11.606.629					11.606.629
	- E6502 Municipio Bolívar	15.313.607					15.313.607
	- E6503 Municipio Caripe	14.315.801					14.315.801
	- E6504 Municipio Cedeño	14.532.357					14.532.357
	- E6505 Municipio Ezequiel Zamora	18.281.739					18.281.739
	- E6506 Municipio Libertador	16.511.642					16.511.642
	- E6507 Municipio Maturín	83.933.367					83.933.367
	- E6508 Municipio Piar	16.324.528					16.324.528
	- E6509 Municipio Punceres	13.211.726					13.211.726
	- E6510 Municipio Sotillo	12.937.206					12.937.206
	- E6511 Municipio Aguasay	11.705.281					11.705.281
	- E6512 Municipio Santa Bárbara	10.258.212					10.258.212
	- E6513 Municipio Uracoa	10.669.116					10.669.116
	Nueva Esparta	**8.586.506**					**8.586.506**
	- E6601 Municipio Antolín del Campo	615.532					615.532
	- E6602 Municipio Arismendi	642.479					642.479

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6603 Municipio Díaz	972.961					972.961
	- E6604 Municipio García	908.336					908.336
	- E6605 Municipio Gómez	722.033					722.033
	- E6606 Municipio Maneiro	778.300					778.300
	- E6607 Municipio Marcano	686.162					686.162
	- E6608 Municipio Mariño	1.316.200					1.316.200
	- E6609 Municipio Península de Macanao	700.244					700.244
	- E6610 Municipio Tubores	786.338					786.338
	- E6611 Municipio Villalba	457.921					457.921
	Portuguesa	**17.738.332**					**17.738.332**
	- E6701 Municipio Agua Blanca	789.413					789.413
	- E6702 Municipio Araure	2.010.651					2.010.651
	- E6703 Municipio Esteller	1.079.246					1.079.246
	- E6704 Municipio Guanare	2.654.642					2.654.642
	- E6705 Municipio Guanarito	1.133.972					1.133.972
	- E6706 Municipio Monseñor José Vicente de Unda	844.647					844.647
	- E6707 Municipio Ospino	1.154.140					1.154.140
	- E6708 Municipio Páez	2.472.936					2.472.936
	- E6709 Municipio Papelón	854.555					854.555

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6710 Municipio San Genaro de Boconoíto	857.381					857.381
	- E6711 Municipio San Rafael de Onoto	758.365					758.365
	- E6712 Municipio Santa Rosalía	785.325					785.325
	- E6713 Municipio Sucre	1.032.764					1.032.764
	- E6714 Municipio Turén	1.310.295					1.310.295
	Sucre	**19.686.544**					**19.686.544**
	- E6801 Municipio Andrés Eloy Blanco	931.790					931.790
	- E6802 Municipio Andrés Mata	878.147					878.147
	- E6803 Municipio Arismendi	1.214.803					1.214.803
	- E6804 Municipio Benítez	1.206.042					1.206.042
	- E6805 Municipio Bermúdez	2.237.314					2.237.314
	- E6806 Municipio Bolívar	851.005					851.005
	- E6807 Municipio Cajigal	856.767					856.767
	- E6808 Municipio Cruz Salmerón Acosta	1.046.316					1.046.316
	- E6809 Municipio Libertador	707.415					707.415
	- E6810 Municipio Mariño	882.814					882.814
	- E6811 Municipio Mejía	748.578					748.578
	- E6812 Municipio Montes	1.278.025					1.278.025
	- E6813 Municipio Ribero	1.367.239					1.367.239

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6814 Municipio Sucre	4.443.684					4.443.684
	- E6815 Municipio Valdez	1.036.605					1.036.605
	Táchira	**23.508.607**					**23.508.607**
	- E6901 Municipio Andrés Bello	583.510					583.510
	- E6902 Municipio Ayacucho	1.025.413					1.025.413
	- E6903 Municipio Bolívar	990.534					990.534
	- E6904 Municipio Cárdenas	1.532.862					1.532.862
	- E6905 Municipio Córdoba	755.235					755.235
	- E6906 Municipio Fernández Feo	919.124					919.124
	- E6907 Municipio García de Hevia	986.358					986.358
	- E6908 Municipio Guásimos	797.133					797.133
	- E6909 Municipio Independencia	761.507					761.507
	- E6910 Municipio Jáuregui	882.774					882.774
	- E6911 Municipio Junín	1.238.726					1.238.726
	- E6912 Municipio Libertad	668.004					668.004
	- E6913 Municipio Libertador	677.065					677.065
	- E6914 Municipio Lobatera	496.607					496.607
	- E6915 Municipio Michelena	576.233					576.233
	- E6916 Municipio Panamericano	780.145					780.145
	- E6917 Municipio Pedro María Ureña	842.252					842.252

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E6918 Municipio Samuel Darío Maldonado	578.560					578.560
	- E6919 Municipio San Cristóbal	3.136.197					3.136.197
	- E6920 Municipio Seboruco	477.712					477.712
	- E6921 Municipio Sucre	490.734					490.734
	- E6922 Municipio Uribante	742.517					742.517
	- E6923 Municipio José Maria Vargas	478.111					478.111
	- E6924 Municipio Antonio Rómulo Costa	468.000					468.000
	- E6925 Municipio Francisco de Miranda	433.666					433.666
	- E6926 Municipio Rafael Urdaneta	450.868					450.868
	- E6927 Municipio Simón Rodríguez	393.467					393.467
	- E6928 Municipio Torbes	881.981					881.981
	- E6929 Municipio San Judas Tadeo	463.312					463.312
	Trujillo	**23.261.834**					**23.261.834**
	- E7001 Municipio Boconó	2.210.943					2.210.943
	- E7002 Municipio Candelaria	1.092.178					1.092.178
	- E7003 Municipio Carache	1.162.125					1.162.125
	- E7004 Municipio Escuque	987.804					987.804
	- E7005 Municipio Miranda	987.951					987.951
	- E7006 Municipio Monte Carmelo	819.330					819.330

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7007 Municipio Motatán	827.699					827.699
	- E7008 Municipio Pampan	1.398.884					1.398.884
	- E7009 Municipio Rafael Rangel	899.393					899.393
	- E7010 Municipio San Rafael de Carvajal	1.390.853					1.390.853
	- E7011 Municipio Sucre	1.054.668					1.054.668
	- E7012 Municipio Trujillo	1.503.420					1.503.420
	- E7013 Municipio Urdaneta	1.185.669					1.185.669
	- E7014 Municipio Valera	2.818.702					2.818.702
	- E7015 Municipio Andrés Bello	821.700					821.700
	- E7016 Municipio Bolívar	825.098					825.098
	- E7017 Municipio Juan Vicente Campo Elías	628.300					628.300
	- E7018 Municipio José Felipe Márquez Cañizalez	714.650					714.650
	- E7019 Municipio La Ceiba	946.849					946.849
	- E7020 Municipio Pampanito	985.618					985.618
	Yaracuy	**11.977.856**					**11.977.856**
	- E7101 Municipio Bolívar	802.819					802.819
	- E7102 Municipio Bruzual	1.134.328					1.134.328
	- E7103 Municipio José Antonio Páez	583.621					583.621

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7104 Municipio Nirgua	1.190.518					1.190.518
	- E7105 Municipio Peña	1.379.123					1.379.123
	- E7106 Municipio San Felipe	1.437.480					1.437.480
	- E7107 Municipio Sucre	579.809					579.809
	- E7108 Municipio Urachiche	611.732					611.732
	- E7109 Municipio Arístide Bastidas	597.527					597.527
	- E7110 Municipio Cocorote	838.748					838.748
	- E7111 Municipio Independencia	966.864					966.864
	- E7112 Municipio La Trinidad	557.224					557.224
	- E7113 Municipio Manuel Monge	554.464					554.464
	- E7114 Municipio Veroes	743.599					743.599
	Zulia	**252.177.437**					**252.177.437**
	- E7201 Municipio Almirante Padilla	5.839.875					5.839.875
	- E7202 Municipio Baralt	9.035.929					9.035.929
	- E7203 Municipio Cabimas	14.800.299					14.800.299
	- E7204 Municipio Catatumbo	8.038.918					8.038.918
	- E7205 Municipio Colón	10.934.899					10.934.899
	- E7206 Municipio Jesús Enrique Lossada	9.924.135					9.924.135
	- E7207 Municipio La Cañada de Urdaneta	8.492.464					8.492.464

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7208 Municipio Lagunillas	13.095.071					13.095.071
	- E7209 Municipio Mara	13.630.398					13.630.398
	- E7210 Municipio Maracaibo	55.114.628					55.114.628
	- E7211 Municipio Miranda	9.188.097					9.188.097
	- E7212 Municipio Páez	8.337.535					8.337.535
	- E7213 Municipio Machiques de Perijá	12.123.522					12.123.522
	- E7214 Municipio Rosario de Perijá	9.067.578					9.067.578
	- E7215 Municipio Santa Rita	7.310.762					7.310.762
	- E7216 Municipio Sucre	7.739.053					7.739.053
	- E7217 Municipio Valmore Rodríguez	7.734.590					7.734.590
	- E7218 Municipio Francisco Javier Pulgar	7.055.109					7.055.109
	- E7219 Municipio Jesús Maria Semprún	8.071.137					8.071.137
	- E7220 Municipio San Francisco	19.578.257					19.578.257
	- E7221 Municipio Simón Bolívar	7.065.181					7.065.181
	Vargas	**6.498.971**					**6.498.971**
	- E7301 Municipio Vargas	6.498.971					6.498.971

Ministerio del Poder Popular para la Planificación y Desarrollo

MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La formulación del Presupuesto para el Ejercicio Económico Financiero 2010, del Ministerio del Poder Popular para la Planificación y Desarrollo, fue elaborado tomando en consideración el contexto de la política nacional de racionalización del gasto y la política gubernamental establecida en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación (2007-2013) y al Plan Estratégico del Organismo, que comprende las siete líneas de acción: Desarrollo de la Nueva Ética Socialista, Construcción de la Suprema Felicidad Social, Profundización de la Democracia Protagónica Revolucionaria, Establecimiento de un Modelo Productivo Socialista, Construcción de una Nueva Geopolítica Nacional, Convertir a Venezuela en una Potencia Energética Mundial y Avanzar hacia la Nueva Etapa en la Geopolítica Internacional. Todo esto, responde al compromiso asumido por el Gobierno Nacional, con las mayorías populares venezolanas, de profundizar en el Desarrollo del Proyecto Nacional "Simón Bolívar", Primer Plan Socialista del Siglo XXI.

El Despacho orientará su política presupuestaria, tomando en consideración las restricciones de las finanzas públicas y mantendrá criterios de austeridad y de eliminación del gasto suntuario o superfluo, en la aplicación de los recursos asignados, buscando maximizar el ahorro en la distribución del gasto.

En materia institucional, este Organismo seguirá dando apoyo y alta prioridad, a aquellos proyectos ya iniciados o que finalizan en el 2010.

Este Ministerio, acordará con cada Despacho ministerial, los criterios de evaluación y formulación de los proyectos, que den respuesta a las necesidades más prioritarias y el seguimiento y control de las políticas, considerando que estos deberán:

- Estar apegados a las directrices del Proyecto Nacional "Simón Bolívar" (2007-2013).
- Generar impactos significativos en la población.
- Contar con una localización geográfica referencial en zonas de desarrollo.
- Tener estrecha coherencia entre lo físico, lo financiero y lo social.

Asimismo, seguirá desarrollando y consolidando, a través de sus entes adscritos, la creación de un estilo venezolano de planificar, cuya concepción sirva de apoyo y asistencia a proyectos de planificación especiales y a comunidades organizadas, en la formulación y diseño de sus propios planes y proyectos, demarcación de la profesionalización de políticas públicas y la formación de planificadores de las instituciones públicas y de las comunidades. Pudiendo así, obtener un liderazgo y una dinámica en materia de planificación, constituida por un equipo de personas competentes y creativas, que buscan la participación y consolidación de planes propios, pero donde además, se reafirme la presencia del enfoque de género en los poderes públicos, que garantice las condiciones de igualdad y equidad entre hombres y mujeres, asociándose como elemento fundamental, la identificación de los problemas específicos de género, particularmente aquellos dirigidos a atender las siguientes áreas: salud, violencia, educación, participación ciudadana, seguridad social, empleo y alimentación, para lo cual las estadísticas, son herramientas indispensables.

Finalmente, enumeramos las demás acciones que se llevarán adelante:

- Formular las políticas, estrategias y planes de desarrollo económico y social de la Nación.
- Efectuar el seguimiento y evaluar las políticas y planes de desarrollo económico y el Plan Operativo Anual

- Analizar los efectos de la aplicación de las políticas y estrategias de desarrollo económico, en los diferentes sectores de la vida nacional.
- Establecer los lineamientos y participar en la formulación de planes y políticas en sectores productivos, en el comercio, la industria, la tecnología y en los sectores sociales.
- Implantar normas e instrucciones, para conducir medidas tendentes a la eliminación del gasto suntuario o superfluo, que permitan el uso eficiente, el cumplimiento del principio de suficiencia y la adecuación de los medios a los fines institucionales, con el fin de racionalizar el uso de los recursos públicos.
- Identificar las alternativas de recursos crediticios, provenientes de los entes de financiamiento externo, aplicables al desarrollo económico y social del país.
- Coordinar las actividades de desarrollo regional y velar por su coherencia con las políticas, planes, programas y proyectos económicos, ambientales y sociales; así como la estrategia de reorganización territorial y desconcentración, dentro del planteamiento del desarrollo sostenible.
- Establecer los lineamientos de la planificación y el desarrollo regional en escala nacional.
- Compatibilizar los diversos programas sectoriales de desarrollo regional, con los programas estadales y municipales.
- Participar en la formulación de políticas y lineamientos para la planificación del desarrollo regional, la ordenación del territorio y la protección del ambiente.
- Coordinar la formulación de la política nacional en materia de inversión pública, de acuerdo a las prioridades establecidas por el Ejecutivo Nacional y orientar las inversiones públicas de los estados y municipios.
- Ejercer el control de tutela sobre los organismos de desarrollo regional.
- Formular las políticas y lineamientos de modernización administrativa e institucional de la Administración Pública Nacional, en sus diferentes niveles y sectores, hacer su seguimiento y evaluar sus resultados.
- Evaluar y aprobar las propuestas técnicas de modernización institucional de los organismos de la Administración Pública Nacional.
- Evaluar y apoyar el fortalecimiento y modernización institucional de los diferentes niveles territoriales de gobierno.
- Establecer las políticas, estrategias y directrices, para la evaluación de los resultados de la gestión de los organismos de la Administración Pública Nacional y en los diferentes niveles territoriales, para su divulgación.
- Mantener un vínculo permanente con la Comisión Central de Planificación, en beneficio de elaborar, coordinar, consolidar, armonizar y hacer seguimiento de los lineamientos estratégicos, políticas y planes establecidos en el Plan de Desarrollo Económico y Social de la Nación.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL (En Bolívares)

Código N.E	Código Ppto.	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
101797	290035000	Sistema Automatizado de Recursos Humanos de la Administración Pública Nacional	01-01-09	31-12-11		2.173.661			2.173.661
101842	290042000	Actualización y Modernización del Registro Nacional de Funcionarios y Funcionarias de la Administración Pública Nacional (RNFP)	01-01-09	31-12-11	2.805.000	2.916.680	2.610.422		8.332.102
				Total	2.805.000	5.090.341	2.610.422		10.505.763

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
101.797	290035000	Sistema Automatizado de Recursos Humanos de la Administración Pública Nacional	Sistema			1	2.173.661			2.173.661
101.842	290042000	Actualización y Modernización del Registro Nacional de Funcionarios y Funcionarias de la Administración Pública Nacional (RNFP)	Expediente			2.500.000	2.916.680			2.916.680
107.346	290060000	Fortalecimiento de los Mecanismos de Seguimiento de la Política Social	Informe			43	1.021.200			1.021.200
107.317	290061000	Sistema de Información de Trámites Administrativos de la Administración Pública de la República Bolivariana de Venezuela	Sistema			1	540.000			540.000
107.304	290062000	Seguimiento de los Mecanismos de Cooperación Bilateral con la República Popular China	Informe			60	847.552			847.552
107.261	290065000	Seguimiento de la Política Económica para el año 2010	Informe			312	1.728.770			1.728.770
107.219	290066000	Mejoramiento y Mantenimiento de la Planta Física y Plataforma Tecnológica del Ministerio del Poder Popular para la Planificación y Desarrollo	Mantenimiento			201	30.226.705			30.226.705
107.214	290067000	Coordinación del Proceso de Formulación del Plan Operativo Anual Nacional (POAN) 2011	Documento			6	1.350.516			1.350.516
107.550	290068000	Formulación del Plan del Proyecto Socialista Orinoco	Documento			1	2.840.263			2.840.263

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.524	290069000	Plan de Inversión Pública 2010	Plan			1	1.653.130			1.653.130
107.478	290070000	Fortalecimiento de la Unidad del Sistema de Información Geográfica (SIG)	Sistema			1	1.793.466			1.793.466
	299999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			106.013.174	106.013.174	26.035.774		132.048.948
						TOTAL	153.105.117	26.035.774		179.140.891

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
290001000	Dirección y Coordinación de los Gastos de los Trabajadores	54.289.150			54.289.150
290002000	Gestión Administrativa	164.479.485			164.479.485
290003000	Previsión y Protección Social	14.338.790			14.338.790
290004000	Asignaciones Predeterminadas	6.475.158.150			6.475.158.150
	TOTAL	6.708.265.575			6.708.265.575

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**168**	**109**	**214**	**491**	**9.259.852**	**1.845.682**	**11.105.534**
Directivo	32	38	33	103	3.170.812	394.200	3.565.012
Profesional y Técnico	84	18	123	225	4.046.894	962.621	5.009.515
Administrativo	43	5	40	88	1.161.254	94.661	1.255.915
Obrero	9	48	18	75	880.892	394.200	1.275.092
Personal Contratado	**135**	**163**	**20**	**318**	**11.751.193**		**11.751.193**
Profesional y Técnico	88	81	20	189	8.071.952		8.071.952
Administrativo	47	82		129	3.679.241		3.679.241
TOTAL	303	272	234	809	21.011.045	1.845.682	22.856.727

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**49**	**25**	**74**	**2.597.788**
Empleados	49	25	74	2.597.788
Jubilados	**189**	**131**	**320**	**11.741.002**
Empleados	189	131	320	11.741.002
TOTAL	**238**	**156**	**394**	**14.338.790**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	70.176.169			70.176.169
4.02	Materiales, suministros y mercancías	10.245.824			10.245.824
4.03	Servicios no personales	76.806.308			76.806.308
4.04	Activos reales	6.500.000			6.500.000
4.07	Transferencias y donaciones	6.697.092.482	26.035.774		6.723.128.256
4.11	Disminución de pasivos	549.909			549.909
	TOTAL	**6.861.370.692**	**26.035.774**		**6.887.406.466**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	6.682.703.692	26.035.774		6.708.739.466
4.07.01.00.00	Transferencias y donaciones corrientes internas	197.545.542			197.545.542
4.07.01.03.00	Transferencias corrientes internas al sector público	197.545.542			197.545.542
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	197.545.542			197.545.542
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	15.424.552			15.424.552
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	10.195.518			10.195.518
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	15.713.283			15.713.283
	- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	13.850.000			13.850.000
	- A0198 Instituto Nacional de Estadística (INE)	85.564.969			85.564.969
	- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	19.258.874			19.258.874
	- A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	12.130.696			12.130.696
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	4.423.869			4.423.869
	- A0455 Fundación Escuela Venezolana de Planificación	20.983.781			20.983.781
4.07.03.00.00	Transferencias y donaciones de capital internas	10.000.000	26.035.774		36.035.774
4.07.03.03.00	Transferencias de capital internas al sector público	10.000.000	26.035.774		36.035.774
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	10.000.000	26.035.774		36.035.774
	- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	10.000.000			10.000.000
	- A0198 Instituto Nacional de Estadística (INE)		26.035.774		26.035.774

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.10.00.00	Fondo Intergubernamental para la Descentralización (FIDES)	6.475.158.150			6.475.158.150
4.07.10.01.00	Fondo Intergubernamental para la Descentralización (FIDES)	6.475.158.150			6.475.158.150
	- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	6.475.158.150			6.475.158.150

PROYECTO: Cód. N.E: 101797 Cód. Ppto.: 290035000 Sistema Automatizado de Recursos Humanos de la Administración Pública Nacional

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 2.173.661

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Crear e Implantar en la Administración Pública Nacional un Sistema Único de Recursos Humanos

OBJETIVOS ESPECÍFICOS: Contar con una Base de Datos Única y Centralizada del Funcionario de la Administración Pública Nacional

RESULTADO: Sistema Integral de Recursos Humanos y Bases de Datos del Funcionario Público

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.766.328					1.766.328
4.02	Materiales, suministros y mercancías	184.000					184.000
4:03	Servicios no personales	100.000					100.000
4.04	Activos reales	123.333					123.333
	TOTAL	2.173.661					2.173.661

PROYECTO: Cód. N.E: 101842 Cód. Ppto.: 290042000 Actualización y Modernización del Registro Nacional de Funcionarios y Funcionarias de la Administración Pública Nacional (RNFP)

UNIDAD DE MEDIDA: Expediente

CANTIDAD: 2.500.000

ASIGNACIÓN PRESUPUESTARIA: 2.916.680

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Mantener Actualizado el Registro Nacional de Funcionarios y Funcionarias al Servicio de la Administración Pública Nacional de Conformidad con la Ley del Estatuto de la Función Pública y Artículos 143 y 148 de la Ley Orgánica de la Administración Pública

OBJETIVOS ESPECÍFICOS: Contar con un Registro Actualizado y Sistematizado de los Funcionarios de la Administración Pública Nacional

RESULTADO: Expedientes Técnicamente Fusionados, Transcritos y Digitalizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.421.422					2.421.422
4.02	Materiales, suministros y mercancías	239.799					239.799
4.03	Servicios no personales	150.000					150.000
4.04	Activos reales	105.459					105.459
	TOTAL	**2.916.680**					**2.916.680**

PROYECTO: Cód. N.E: 107346 Cód. Ppto.: 290060000 Fortalecimiento de los Mecanismos de Seguimiento de la Política Social

UNIDAD DE MEDIDA: Informe

CANTIDAD: 43

ASIGNACIÓN PRESUPUESTARIA: 1.021.200

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Desarrollar las Actividades Medulares en Materia Social, del Despacho del Viceministro (a) de Planificación y Desarrollo Económico en el Ministerio del Poder Popular para la Planificación y Desarrollo

OBJETIVOS ESPECÍFICOS: Optimizar los Procesos para el Seguimiento Oportuno y Efectivo de la Política Social que Desarrolla el Ejecutivo Nacional

RESULTADO: Informes Periódicos y Especiales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	640.000					640.000
4.02	Materiales, suministros y mercancías	281.200					281.200
4.03	Servicios no personales	100.000					100.000
	TOTAL	1.021.200					1.021.200

PROYECTO: Cód. N.E: 107317 Cód. Ppto.: 290061000 Sistema de Información de Trámites Administrativos de la Administración Pública de la República Bolivariana de Venezuela

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 540.000

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Transformación y modernización institucional.

OBJETIVOS ESPECÍFICOS: Diseñar, Desarrollar e Implantar un Sistema de Información de los Trámites que Realizan las Personas Ante la Administración Pública, que Permita Llevar un Registro de Todos los Trámites Administrativos de la Administración Pública Nacional, Estadal y Municipal de la República Bolivariana de Venezuela

RESULTADO: El Sistema de Información Contendrá Todos los Trámites Administrativos que Realizan los Usuarios Ante la Administración Pública y Permitirá la Consulta de los Usuarios Externos e Internos Sobre los Trámites Administrativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	450.000					450.000
4.02	Materiales, suministros y mercancías	50.000					50.000
4.03	Servicios no personales	40.000					40.000
	TOTAL	**540.000**					**540.000**

PROYECTO:	Cód. N.E: 107304 Cód. Ppto.: 290062000 Seguimiento de los Mecanismos de Cooperación Bilateral con la República Popular China
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	60
ASIGNACIÓN PRESUPUESTARIA:	847.552
DIRECTRIZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Hacer Seguimiento de los Convenios y Acuerdos Internacionales, así como Participar en Reuniones y Comisiones Mixtas, Concernientes a la Cooperación Técnica Internacional
OBJETIVOS ESPECÍFICOS:	Coordinar el Seguimiento y Evaluación de la Cartera de Proyectos que se Ejecutan a Través de la Comisión Mixta de Alto Nivel China Venezuela (CMAN)
RESULTADO:	Informes Mensuales del Seguimiento a la Cartera de Proyectos de la CMAN y a su vez, Informes de las Visitas Realizadas por las Misiones Técnicas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	606.652					606.652
4.02	Materiales, suministros y mercancías	190.900					190.900
4.03	Servicios no personales	50.000					50.000
	TOTAL	847.552					847.552

PROYECTO: Cód. N.E: 107261 Cód. Ppto.: 290065000 Seguimiento de la Política Económica para el año 2010

UNIDAD DE MEDIDA: Informe

CANTIDAD: 312

ASIGNACIÓN PRESUPUESTARIA: 1.728.770

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Desarrollar y Fortalecer el Sistema Nacional de Planificación

OBJETIVOS ESPECÍFICOS: Lograr un Seguimiento Oportuno, Eficiente y Efectivo de la Política Económica y Sectorial, que Contribuya a la Toma de Decisiones del Ejecutivo Nacional, Mediante el Uso de Herramientas Cualitativas y Cuantitativas.

RESULTADO: Modelos e Informes de Seguimiento de Distinta Periodicidad (Diarios, Semanales, Mensuales, Trimestrales y Semestrales) de la Ejecución de la Política Económica y sus Efectos Sobre Diferentes Sectores Económicos del País.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.606.170					1.606.170
4.02	Materiales, suministros y mercancías	72.600					72.600
4.03	Servicios no personales	50.000					50.000
	TOTAL	**1.728.770**					**1.728.770**

PROYECTO: Cód. N.E: 107219 Cód. Ppto.: 290066000 Mejoramiento y Mantenimiento de la Planta Física y Plataforma Tecnológica del Ministerio del Poder Popular para la Planificación y Desarrollo

UNIDAD DE MEDIDA: Mantenimiento

CANTIDAD: 201

ASIGNACIÓN PRESUPUESTARIA: 30.226.705

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Acelerar la Creación de la Nueva Institucionalidad del Estado Mediante la Transformación de los Procesos de Gestión Pública, a Través del Fortalecimiento de las Capacidades de Logística Institucional.

OBJETIVOS ESPECÍFICOS: Conservación y Mantenimiento de la Infraestructura Física y Tecnológica del Ministerio del Poder Popular para la Planificación y Desarrollo.

RESULTADO: Adecuación y Mantenimiento de la Planta Física y de los Componentes Tecnológicos Básicos del Ministerio del Poder Popular para la Planificación y Desarrollo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.663.573					3.663.573
4.02	Materiales, suministros y mercancías	3.737.226					3.737.226
4.03	Servicios no personales	17.286.885					17.286.885
4.04	Activos reales	5.539.021					5.539.021
	TOTAL	30.226.705					30.226.705

PROYECTO: Cód. N.E: 107214 Cód. Ppto.: 290067000 Coordinación del Proceso de Formulación del Plan Operativo Anual Nacional (POAN) 2011

UNIDAD DE MEDIDA: Documento

CANTIDAD: 6

ASIGNACIÓN PRESUPUESTARIA: 1.350.516

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Formular el Plan Operativo Anual Nacional (POAN), Coadyuvando en la Preparación del Proyecto de Ley de Presupuesto, de Conformidad con lo Previsto en la Ley Orgánica de la Administración Financiera del Sector Público.

OBJETIVOS ESPECÍFICOS: Elaborar el Plan Operativo Anual Nacional para el Ejercicio Fiscal 2011 y Realizar el Control y Seguimiento de los Proyectos Contemplados en el Plan Operativo Anual 2010.

RESULTADO: Plan Operativo Anual Nacional 2011, Informes Trimestrales de Seguimiento y Control, Mensaje Presidencial 2010 y Memoria y Cuenta del Ministerio del Poder Popular para la Planificación y Desarrollo 2010.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.107.516					1.107.516
4.02	Materiales, suministros y mercancías	143.000					143.000
4.03	Servicios no personales	100.000					100.000
	TOTAL	**1.350.516**					**1.350.516**

PROYECTO: Cód. N.E: 107550 Cód. Ppto.: 290068000 Formulación del Plan del Proyecto Socialista Orinoco

UNIDAD DE MEDIDA: Documento

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 2.840.263

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Establecer los Lineamientos de la Planificación Regional en Escala Nacional.

OBJETIVOS ESPECÍFICOS: Formular y Elaborar el Plan del Proyecto Socialista Orinoco

RESULTADO: Plan del Proyecto Socialista Orinoco

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.240.263					2.240.263
4.02	Materiales, suministros y mercancías	500.000					500.000
4.03	Servicios no personales	100.000					100.000
	TOTAL	**2.840.263**					**2.840.263**

PROYECTO: Cód. N.E: 107524 Cód. Ppto.: 290069000 Plan de Inversión Pública 2010

UNIDAD DE MEDIDA: Plan

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 1.653.130

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Coordinar la Formulación de la Política Nacional en Materia de Inversión Pública con la Finalidad de Orientar las Inversiones en el Territorio.

OBJETIVOS ESPECÍFICOS: Optimizar el Uso de los Recursos Públicos Destinados a la Inversión, para Ordenar los Distintos Esfuerzos Desde el Punto de Vista Financiero, que Permita Materializar la Formación Bruta de Capital Fijo Existente y en la Transferencia de Capital a Otros Sectores que Realiza la Nación en un Tiempo Determinado

RESULTADO: Plan de Inversión Pública 2010

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.553.131					1.553.131
4.03	Servicios no personales	99.999					99.999
	TOTAL	**1.653.130**					**1.653.130**

PROYECTO: Cód. N.E: 107478 Cód. Ppto.: 290070000 Fortalecimiento de la Unidad del Sistema de Información Geográfica (SIG)

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 1.793.466

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Apoyar al Desarrollo Territorial a Través de la Generación de Información Nacional, Regional y Local que Permita la Toma de Decisiones para la Planificación de los Distintos Planes, Programas y Proyectos.

OBJETIVOS ESPECÍFICOS: Operar el Sistema de Información Geográfico Permanente, Elaborado con Rigor Científico, con la Data Organizada, Procesada y Sistematizada por Métodos Modernos Automatizados, Orientado a Satisfacer las Necesidades de Información Geoespacial.

RESULTADO: Sistema de Información Geográfica Operando para la Producción, Actualización y Publicación de Información Geográfica Integrada a Nivel Regional y Nacional, Asociada a la Información de los Planes, Programas, Proyectos y las Metas - Datas Relativas a los Mismos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	841.466					841.466
4.02	Materiales, suministros y mercancías	250.000					250.000
4.03	Servicios no personales	102.000					102.000
4.04	Activos reales	600.000					600.000
	TOTAL	**1.793.466**					**1.793.466**

PROYECTO:	Cód. Ppto.: 299999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	132.048.948
ASIGNACIÓN PRESUPUESTARIA:	132.048.948
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
OBJETIVOS ESPECÍFICOS:	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	106.013.174	26.035.774				132.048.948
	- Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN)		26.035.774				26.035.774
	- Resto de Fuentes de Financiamiento	106.013.174					106.013.174
	TOTAL	**106.013.174**	**26.035.774**				**132.048.948**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	106.013.174	26.035.774				132.048.948
4.07.01.00.00	Transferencias y donaciones corrientes internas	96.013.174					96.013.174
4.07.01.03.00	Transferencias corrientes internas al sector público	96.013.174					96.013.174
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	96.013.174					96.013.174
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	6.259.426					6.259.426
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	4.717.214					4.717.214
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	7.941.978					7.941.978
	- A0198 Instituto Nacional de Estadística (INE)	47.623.969					47.623.969
	- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	11.550.000					11.550.000
	- A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	5.800.000					5.800.000
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	2.049.579					2.049.579
	- A0455 Fundación Escuela Venezolana de Planificación	10.071.008					10.071.008
4.07.03.00.00	Transferencias y donaciones de capital internas	10.000.000	26.035.774				36.035.774

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.00	Transferencias de capital internas al sector público	10.000.000	26.035.774				36.035.774
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	10.000.000	26.035.774				36.035.774
	- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	10.000.000					10.000.000
	- A0198 Instituto Nacional de Estadística (INE)		26.035.774				26.035.774

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	53.279.648					53.279.648
4.03	Servicios no personales	1.009.502					1.009.502
	TOTAL	**54.289.150**					**54.289.150**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.597.099					4.597.099
4.03	Servicios no personales	57.617.922					57.617.922
4.04	Activos reales	132.187					132.187
4.07	Transferencias y donaciones	101.582.368					101.582.368
4.11	Disminución de pasivos	549.909					549.909
	TOTAL	**164.479.485**					**164.479.485**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	101.532.368					101.532.368
4.07.01.00.00	Transferencias y donaciones corrientes internas	101.532.368					101.532.368
4.07.01.03.00	Transferencias corrientes internas al sector público	101.532.368					101.532.368
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	101.532.368					101.532.368
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	9.165.126					9.165.126
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	5.478.304					5.478.304
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	7.771.305					7.771.305
	- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	13.850.000					13.850.000
	- A0198 Instituto Nacional de Estadística (INE)	37.941.000					37.941.000
	- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	7.708.874					7.708.874
	- A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	6.330.696					6.330.696
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	2.374.290					2.374.290
	- A0455 Fundación Escuela Venezolana de Planificación	10.912.773					10.912.773

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	14.338.790					14.338.790
	TOTAL	**14.338.790**					**14.338.790**

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.475.158.150					6.475.158.150
	TOTAL	**6.475.158.150**					**6.475.158.150**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.475.158.150					6.475.158.150
4.07.10.00.00	Fondo Intergubernamental para la Descentralización (FIDES)	6.475.158.150					6.475.158.150
4.07.10.01.00	Fondo Intergubernamental para la Descentralización (FIDES)	6.475.158.150					6.475.158.150
	- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	6.475.158.150					6.475.158.150

Defensoría del Pueblo

DEFENSORÍA DEL PUEBLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Defensoría del Pueblo con el propósito de cumplir su misión y contribuir a la visión para el ejercicio fiscal 2010, orientará su política presupuestaria en el logro de los siguientes objetivos:

Proteger a personas y grupos en situación de amenazas o violación de los Derechos Humanos, a través del desarrollo de programas y acciones de defensa y vigilancia que contribuyan a restituir los derechos infringidos.

Brindar y proteger a la población en condiciones de vulnerabilidad o exclusión, tales como: mujeres, niños, niñas y adolescentes, personas con discapacidad, privados de libertad, adultos mayores, con el fin de prevenir la amenaza o vulneración de sus derechos.

Ejercer acciones y/o recursos judiciales para la eficaz protección y vigilancia de los derechos humanos, así como elaborar dictámenes con sus respectivas recomendaciones.

Desarrollar un nuevo estilo de gestión pública en materia de Derechos Humanos, basado en la relación cara a cara Sociedad-Estado, mediante la cual se promuevan espacios para la construcción colectiva comunitaria, que promueva y estreche vínculos con los organismos públicos y organizaciones no gubernamentales a los efectos de procurar la participación mancomunada en beneficio de las personas en situación de discriminación, marginalidad y vulnerabilidad.

Diseñar y ejecutar, en coordinación con organismos e instituciones vinculados a la materia, programas de acción destinados a proteger los grupos más vulnerables de la sociedad, tales como: mujeres, niños, niñas y adolescentes, personas con discapacidad, privados de libertad, adultos mayores y pueblos indígenas.

Desarrollar el Plan de Formación y Capacitación de la Defensoría del Pueblo, que faciliten el desarrollo de la gestión institucional y contribuya la búsqueda de soluciones viables a las problemáticas estructurales que atentan con el disfrute de los derechos humanos en los colectivos.

Promover y ejecutar acciones educativas, que contribuyan a formar y capacitar a la ciudadanía en el conocimiento de los derechos humanos, así como brindar las herramientas que les garantice de manera individual y/o colectiva defender y exigir el efectivo respecto de sus derechos humanos.

Proponer y establecer convenios con organismos nacionales e internacionales en materia de derechos humanos, para apoyar las actividades de capacitación, investigación, promoción y divulgación de los derechos humanos.

Asumir una posición proactiva frente al ejercicio de los derechos humanos en el país, de manera que las acciones defensoriales contribuyan a implantar políticas públicas que aseguren la plena efectividad de los derechos humanos.

De igual forma desarrollará las acciones institucionales en cuanto a:

Desarrollar en materia de recursos humanos una serie de acciones para dar cumplimiento a las obligaciones en materia de remuneración, garantizar la correcta aplicación de los instrumentos legales en materia de administración de recursos humanos y otorgar beneficios de protección social dirigidos al personal y su grupo familiar.

Diseñar y ejecutar políticas de comunicación institucional, con el objetivo de dar a conocer la misión institucional y labor de la Defensoría, así como proyectar y acercar el servicio de la Defensoría a los grupos más necesitados.

Suministrar materiales, bienes y servicios a las dependencias de la institución, para garantizar la ejecución de los proyectos medulares de la Defensoría del Pueblo.

Cumplir con las obligaciones por concepto de contratos de arrendamientos, servicios básicos (luz, teléfono, agua), así como el servicio de comunicaciones.

Continuar con el acondicionamiento y equipamiento de las sedes defensoriales, que permita disponer de espacios adecuados para el cumplimiento de las funciones de Promoción, Defensa y Vigilancia de los Derechos Humanos.

Desarrollar las capacidades reales y potenciales de las defensoras y defensores para aumentar su eficiencia y efectividad en el desempeño de sus funciones, a través del plan de formación.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.491	320011000	Vigilancia y Defensa de los Derechos Humanos	Persona Atendida			28.633	40.187.661			40.187.661
107.613	320012000	Educación, Formación, Investigación y Divulgación de los Derechos Humanos	Plan			4	5.507.946			5.507.946
107.564	320013000	Haciendo Comunidad para el logro de los Derechos Humanos	Consejo			20	3.309.256			3.309.256
	329999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1	700.000			700.000
						TOTAL	49.704.863			49.704.863

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
320001000	Dirección y Coordinación de los Gastos de los Trabajadores	19.382.765			19.382.765
320002000	Gestión Administrativa	3.720.322			3.720.322
320003000	Previsión y Protección Social	481.044			481.044
320006000	Gestión de Auditoria Interna	931.824			931.824
	TOTAL	24.515.955			24.515.955

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**382**	**263**	**71**	**716**	**16.151.310**		**16.151.310**
Directivo	27	29	19	75	3.585.000		3.585.000
Profesional y Técnico	203	79	40	322	8.242.986		8.242.986
Personal Administrativo	146	97	6	249	3.510.624		3.510.624
Obrero	6	58	6	70	812.700		812.700
Personal Contratado	**19**	**12**		**31**	**978.930**		**978.930**
Profesional y Técnico	6	4		10	480.000		480.000
Personal Administrativo	13	8		21	498.930		498.930
TOTAL	**401**	**275**	**71**	**747**	**17.130.240**		**17.130.240**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados	**2**		**2**	**29.025**
Empleados	2		2	29.025
Jubilados	**5**	**1**	**6**	**452.019**
Empleados	5	1	6	452.019
TOTAL	**7**	**1**	**8**	**481.044**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	60.113.883			60.113.883
4.02	Materiales, suministros y mercancías	1.290.000			1.290.000
4.03	Servicios no personales	10.525.892			10.525.892
4.04	Activos reales	509.999			509.999
4.07	Transferencias y donaciones	1.481.044			1.481.044
4.11	Disminución de pasivos	300.000			300.000
	TOTAL	**74.220.818**			**74.220.818**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	700.000			700.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	700.000			700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	700.000			700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	700.000			700.000
	- A0412 Fundación Juan Vives Suriá	700.000			700.000

PROYECTO:	Cod. N.E: 107491 Cod. Ppto: 320011000 Vigilancia y Defensa de los Derechos Humanos
UNIDAD DE MEDIDA:	Persona Atendida
CANTIDAD:	28.633
ASIGNACIÓN PRESUPUESTARIA:	40.187.661
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Promover, Vigilar y Defender los Derechos Humanos, Bajo Criterios de Participación, Equidad y Corresponsabilidad.
OBJETIVOS ESPECÍFICOS:	Proteger a Personas y Grupos en Situación de Amenazas o Violación de los Derechos Humanos, a través del Desarrollo de Programas y Acciones de Defensa y Vigilancia que Contribuyan a Restituir los Derechos Infringidos.
RESULTADO:	Recepción y Tramitación de Peticiones, Denuncias y Quejas en Materia de Derechos Humanos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	33.820.221					33.820.221
4.02	Materiales, suministros y mercancías	323.000					323.000
4.03	Servicios no personales	5.719.440					5.719.440
4.04	Activos reales	325.000					325.000
	TOTAL	**40.187.661**					**40.187.661**

PROYECTO:	Cod. N.E: 107613 COD. PPTO: 320012000 Educación, Formación, Investigación y Divulgación de los Derechos Humanos
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	5.507.946
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Fomentar una Cultura de Derechos Humanos, Mediante la Participación Protagónica y Organización de las Comunidades, para Avanzar Hacia un Estado de Justicia Social
OBJETIVOS ESPECÍFICOS:	Fortalecer la Gestión de la Defensoría del Pueblo, a través del Desarrollo de Programas Educativos, de Formación, Investigación, Promoción y Divulgación, con una Visión Crítica de Derechos Humanos que Implique la Participación Protagónica de los Grupos Humanos en Situación de Vulnerabilidad.
RESULTADO:	Funcionarios y Funcionarias de la Institución; Personas, Organizaciones y Movimientos Populares Capacitados en Técnicas y Herramientas de Planificación Participativa Así como Materia en Derechos Humanos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.497.661					3.497.661
4.02	Materiales, suministros y mercancías	372.000					372.000
4.03	Servicios no personales	1.626.386					1.626.386
4.04	Activos reales	11.899					11.899
	TOTAL	**5.507.946**					**5.507.946**

PROYECTO:	COD. N.E: 107564 COD. PPTO: 320013000 Haciendo Comunidad para el logro de los Derechos Humanos
UNIDAD DE MEDIDA:	Consejo
CANTIDAD:	20
ASIGNACIÓN PRESUPUESTARIA:	3.309.256
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Fomentar Una Cultura de Derechos Humanos, Mediante la Participación Protagónica y Organización de las Comunidades, Para Avanzar Hacia Un Estado de Justicia Social.
OBJETIVOS ESPECÍFICOS:	Desarrollar Un Nuevo Estilo de Gestión Pública en Materia de Derechos Humanos, Basado en la Relación Cara a Cara Sociedad-Estado, Mediante la Cual Se Promueven Espacios Para la Construcción Colectiva Comunitaria.
RESULTADO:	Conformación de Consejos de Derechos Humanos En Diferentes Sectores de la Vida Nacional, Específicamente en los Barrios, en los Centros Penitenciarios, en los Pueblos Indígenas y en los Centros Medico-Asistenciales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.680.152					2.680.152
4.02	Materiales, suministros y mercancías	211.000					211.000
4.03	Servicios no personales	410.404					410.404
4.04	Activos reales	7.700					7.700
	TOTAL	**3.309.256**					**3.309.256**

PROYECTO: Cod. Ppto: 329999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 700.000
DIRECTRIZ ESTRATÉGICA: No Aplica
OBJETIVO ESTRATÉGICO: No Definido
OBJETIVOS ESPECÍFICOS: No Definido
RESULTADO: Transferencia a la Fundación Juan Vives Suriá

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	700.000					700.000
	TOTAL	**700.000**					**700.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	700.000					700.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	700.000					700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	700.000					700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	700.000					700.000
	- A0412 Fundación Juan Vives Suriá	700.000					700.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	19.278.765					19.278.765
4.03	Servicios no personales	104.000					104.000
	TOTAL	**19.382.765**					**19.382.765**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	373.000					373.000
4.03	Servicios no personales	2.585.422					2.585.422
4.04	Activos reales	161.900					161.900
4.07	Transferencias y donaciones	300.000					300.000
4.11	Disminución de pasivos	300.000					300.000
	TOTAL	**3.720.322**					**3.720.322**

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	481.044					481.044
	TOTAL	**481.044**					**481.044**

ACCIÓN CENTRALIZADA: Gestión de Auditoria Interna
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	837.084					837.084
4.02	Materiales, suministros y mercancías	11.000					11.000
4.03	Servicios no personales	80.240					80.240
4.04	Activos reales	3.500					3.500
	TOTAL	**931.824**					**931.824**

Vicepresidencia de la República

VICEPRESIDENCIA DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Vicepresidencia de la República es el órgano responsable de la coordinación de las políticas públicas, sobre la base de los valores de compromiso institucional, justicia social, ética, excelencia y trabajo en equipo, con trabajadores calificados y comprometidos en lo técnico, político y social, para garantizar la calidad de vida del pueblo venezolano, a partir de las atribuciones que le son conferidas al Vicepresidente Ejecutivo, de acuerdo a los artículos 238 y 239 de la Constitución de la República Bolivariana de Venezuela y 49 de la Ley Orgánica de la Administración Pública, de colaborar con el Presidente o la Presidenta de la República, en la dirección de la acción de gobierno, presidir el Consejo Federal de Gobierno y coordinar las relaciones del Ejecutivo Nacional con los estados, los distritos metropolitanos y los municipios, presidir el Consejo de Estado, así como las que le señale la ley y demás actos normativos.

Mediante Decreto Presidencial N° 6.558 de fecha 07 de abril de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.155 de la misma fecha, se dicta el nuevo Reglamento Orgánico de la Vicepresidencia de la República, estableciendo su estructura orgánica, funcional y distribución de competencias de cada dependencia; asimismo, se integra a esta estructura organizativa el Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), como un servicio desconcentrado sin personalidad jurídica. Esta nueva estructura organizativa, le permitirá a la Vicepresidencia continuar como institución estratégica, vigilante de la gestión gubernamental, a través del seguimiento y control de las políticas públicas, de manera eficiente y eficaz, generadora de referentes que contribuyan a la inclusión del individuo, en una sociedad de solidaridad e igualdad.

Por otra parte, según Decreto Presidencial N° 6.732 de fecha 02 de junio de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.202 de la misma fecha, se adscriben a la Vicepresidencia de la República, la Fundación Misión Milagro, la empresa Venezolana de Importaciones y Exportaciones C. A. (VEXIMCA), el Instituto Nacional de Aeronáutica Civil (INAC) y la Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV).

Finalmente, según Decreto Presidencial N° 5.384 de fecha 12 de junio de 2007, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.841 Extraordinario de fecha 22 de junio de 2007, se creó la Comisión Central de Planificación, presidida y coordinada por el Vicepresidente Ejecutivo de la República, con el objetivo de impulsar la transición hacia un modelo integrado de planificación centralizada, asegurando la gestión social de la función pública administrativa. A través de esta Comisión, la Vicepresidencia de la República se encarga de transferir los recursos financieros requeridos para el funcionamiento del Servicio Nacional de Contrataciones, el cual es la autoridad técnica garante del cumplimiento de la Ley de Contrataciones Públicas y el organismo rector en materia de contrataciones de obras, bienes y servicios de los entes, instituciones y empresas de la Administración Pública con el sector privado.

En este contexto, el Presupuesto de Gastos de la Vicepresidencia de la República y sus entes adscritos, para el Ejercicio Económico Financiero 2010, está fundamentado en los principios constitucionales que promueven la participación y organización de la comunidad, el desarrollo de la contraloría social, la construcción de una nueva ética del servidor público y en las líneas programáticas del Plan Nacional de Desarrollo Económico Social de la Nación 2007-2013-Proyecto Nacional "Simón Bolívar", que en lo político, en lo social y en lo ético, permitirán lograr el establecimiento de una democracia profunda en el país y el desarrollo económico y social de la Nación en el período 2007-2013.

Es importante señalar que por decisión del Ciudadano Comandante Presidente de la República, los recursos asignados a la Fundación Misión Milagro, estarán centralizados en el Ministerio del Poder Popular para el Despacho de la Presidencia.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.974	330017000	III Fase de Rehabilitación y Mantenimiento del Edificio Sede de la Vicepresidencia y Despachos Alternos.	Mantenimiento			13	36.218.276			36.218.276
108.020	330018000	Cooperación Interorgánica entre Oficinas de Atención Ciudadana y Participación Ciudadana	Funcionario			500	10.434.962			10.434.962
108.031	330020000	La Vicepresidencia Interviene en las Comunidades	Funcionario			500	65.158.873			65.158.873
	339999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			5	327.668.450	132.757.743		460.426.193
						TOTAL	**439.480.561**	**132.757.743**		**572.238.304**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
330001000	Dirección y Coordinación de los Gastos de los Trabajadores	14.763.524			14.763.524
330002000	Gestión Administrativa	98.738.515			98.738.515
330003000	Previsión y Protección Social	603.124			603.124
330006000	Gastos de Funcionamiento de la Comisión Central de Planificación y Entes Adscritos	9.157.908			9.157.908
	TOTAL	**123.263.071**			**123.263.071**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**77**	**101**		**178**	**4.598.811**		**4.598.811**
Directivo	9	3		12	711.637		711.637
Profesional y Técnico	26	13		39	1.618.641		1.618.641
Administrativo	24	25		49	1.041.129		1.041.129
Obrero	18	60		78	1.227.404		1.227.404
Personal Contratado	**105**	**153**		**258**	**4.898.406**		**4.898.406**
Profesional y Técnico	44	38		82	2.465.838		2.465.838
Administrativo	34	20		54	965.726		965.726
Obrero	27	95		122	1.466.842		1.466.842
TOTAL	**182**	**254**		**436**	**9.497.217**		**9.497.217**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	1	2	**3**	**161.866**
Empleados	1	2	3	161.866
Jubilados	4	2	**6**	**441.258**
Empleados	4	2	6	441.258
TOTAL	**5**	**4**	**9**	**603.124**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	49.006.676			49.006.676
4.02	Materiales, suministros y mercancías	13.372.556			13.372.556
4.03	Servicios no personales	19.270.625			19.270.625
4.04	Activos reales	6.543.497			6.543.497
4.07	Transferencias y donaciones	474.529.278	132.757.743		607.287.021
4.11	Disminución de pasivos	21.000			21.000
	TOTAL	562.743.632	132.757.743		695.501.375

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	423.873.013	132.757.743		556.630.756
4.07.01.00.00	Transferencias y donaciones corrientes internas	423.873.013			423.873.013
4.07.01.03.00	Transferencias corrientes internas al sector público	423.873.013			423.873.013
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	418.850.552			418.850.552
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	377.805.964			377.805.964
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	10.000.000			10.000.000
	- A0908 Servicio Nacional de Contrataciones	22.044.588			22.044.588
	- A0939 Instituto Nacional de Aeronáutica Civil (INAC)	9.000.000			9.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	5.022.461			5.022.461
	- A1507 Venezolana de Exportaciones e Importaciones, C. A.	5.022.461			5.022.461
4.07.03.00.00	Transferencias y donaciones de capital internas		132.757.743		132.757.743
4.07.03.03.00	Transferencias de capital internas al sector público		132.757.743		132.757.743
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		132.757.743		132.757.743
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)		123.940.709		123.940.709
	- A0939 Instituto Nacional de Aeronáutica Civil (INAC)		8.817.034		8.817.034

PROYECTO:	Cód. N. E: 107974 Cód. Ppto. 330017000 III Fase de Rehabilitación y Mantenimiento del Edificio Sede de la Vicepresidencia y Despachos Alternos.
UNIDAD DE MEDIDA:	Mantenimiento
CANTIDAD:	13
ASIGNACIÓN PRESUPUESTARIA:	36.218.276
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Mejorar la Calidad de la Gestión Pública
OBJETIVOS ESPECÍFICOS:	Mejorar la Infraestructura y Adecuar las Áreas, de Acuerdo a las Funciones e Investidura de la Vicepresidencia de la República Bolivariana de Venezuela
RESULTADO:	Infraestructura e Instalaciones de la Vicepresidencia de la República Recuperadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.915.935					12.915.935
4.02	Materiales, suministros y mercancías	7.770.325					7.770.325
4.03	Servicios no personales	10.535.741					10.535.741
4.04	Activos reales	4.996.275					4.996.275
	TOTAL	**36.218.276**					**36.218.276**

PROYECTO:	Cód. N. E: 108020 Cód. Ppto.: 330018000 Cooperación Interorgánica entre Oficinas de Atención Ciudadana y Participación Ciudadana
UNIDAD DE MEDIDA:	Funcionario
CANTIDAD:	500
ASIGNACIÓN PRESUPUESTARIA:	10.434.962
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Establecer Enlaces Interorgánicos y Socio-Organizativos que Promuevan Niveles Óptimos de Servicio en la Administración Pública, con el Propósito de Garantizar Información Precisa al Ciudadano, Comunidad y Organización que así lo Solicite
OBJETIVOS ESPECÍFICOS:	Publicación de los Trámites y Servicios que Presta la Administración Pública Nacional; así como los Tiempos de Respuesta Máximos Permitidos por Sector.
RESULTADO:	Ejecución de un Convenio entre la Vicepresidencia de la República y el Consejo Moral Republicano, para Facilitar el Desarrollo de Valores Socialistas en los Servidores Públicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.784.730					6.784.730
4.02	Materiales, suministros y mercancías	1.628.041					1.628.041
4.03	Servicios no personales	2.022.191					2.022.191
	TOTAL	**10.434.962**					**10.434.962**

PROYECTO: Cód. N.E: 108031 Cód. Ppto. 330020000 La Vicepresidencia Interviene en las Comunidades

UNIDAD DE MEDIDA: Funcionario

CANTIDAD: 500

ASIGNACIÓN PRESUPUESTARIA: 65.158.873

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Sensibilizar a los Servidores Públicos de la Vicepresidencia de la República, por las Dinámicas Sociales y Hacerlos Proactivos en la Creación de Mecanismos que Incorporen la Participación Ciudadana en la Acción Pública

OBJETIVOS ESPECÍFICOS: Desarrollar Actividades de Intervención en las Comunidades, Contando con la Intervención de las Instituciones de la Administración Pública Nacional

RESULTADO: Servidores Públicos Capacitados para Intervenir en las Comunidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.736.812					14.736.812
4.02	Materiales, suministros y mercancías	622.071					622.071
4.03	Servicios no personales	646.849					646.849
4.07	Transferencias y donaciones	49.153.141					49.153.141
	TOTAL	**65.158.873**					**65.158.873**

PROYECTO:	Cód. Ppto. 339999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	5
ASIGNACIÓN PRESUPUESTARIA:	460.426.193
DIRECTRIZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Diversificar las Relaciones Públicas, Económicas y Culturales, de Acuerdo al Establecimiento de Áreas de Interés Geoestratégicas.
OBJETIVOS ESPECÍFICOS:	Suministro de Recursos Financieros a los Entes Descentralizados de la Vicepresidencia
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	327.668.450	132.757.743				460.426.193
	- Programa de Apoyo al Centro de Acción Social por la Música		123.940.709				123.940.709
	- Modernización Aeropuerto Tráfico Aéreo		8.817.034				8.817.034
	Resto de Fuentes de Financiamiento	327.668.450					327.668.450
	TOTAL	**327.668.450**	**132.757.743**				**460.426.193**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	327.668.450	132.757.743				460.426.193
4.07.01.00.00	Transferencias y donaciones corrientes internas	327.668.450					327.668.450
4.07.01.03.00	Transferencias corrientes internas al sector público	327.668.450					327.668.450
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	322.645.989					322.645.989
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	308.464.289					308.464.289
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	1.295.020					1.295.020
	- A0908 Servicio Nacional de Contrataciones	12.886.680					12.886.680
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	5.022.461					5.022.461
	- A1507 Venezolana de Exportaciones e Importaciones, C.A.	5.022.461					5.022.461
4.07.03.00.00	Transferencias y donaciones de capital internas		132.757.743				132.757.743
4.07.03.03.00	Transferencias de capital internas al sector público		132.757.743				132.757.743

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		132.757.743				132.757.743
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)		123.940.709				123.940.709
	- A0939 Instituto Nacional de Aeronáutica Civil (INAC)		8.817.034				8.817.034

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.569.199					14.569.199
4.03	Servicios no personales	194.325					194.325
	TOTAL	**14.763.524**					**14.763.524**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.352.119					3.352.119
4.03	Servicios no personales	5.871.519					5.871.519
4.04	Activos reales	1.547.222					1.547.222
4.07	Transferencias y donaciones	87.946.655					87.946.655
4.11	Disminución de pasivos	21.000					21.000
	TOTAL	98.738.515					98.738.515

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	87.046.655					87.046.655
4.07.01.00.00	Transferencias y donaciones corrientes internas	87.046.655					87.046.655
4.07.01.03.00	Transferencias corrientes internas al sector público	87.046.655					87.046.655
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	87.046.655					87.046.655
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	69.341.675					69.341.675
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	8.704.980					8.704.980
	- A0939 Instituto Nacional de Aeronáutica Civil (INAC)	9.000.000					9.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	603.124					603.124
	TOTAL	**603.124**					**603.124**

ACCIÓN CENTRALIZADA: Gastos de Funcionamiento de la Comisión Central de Planificación y Entes Adscritos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	9.157.908					9.157.908
	TOTAL	9.157.908					9.157.908

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.157.908					9.157.908
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.157.908					9.157.908
4.07.01.03.00	Transferencias corrientes internas al sector público	9.157.908					9.157.908
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	9.157.908					9.157.908
	- A0908 Servicio Nacional de Contrataciones	9.157.908					9.157.908

Ministerio del Poder Popular para la Agricultura y Tierras

MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Como parte del proceso de profundización de la Revolución Bolivariana dentro del Sector Agrícola, el Ministerio del Poder Popular para la Agricultura y Tierras (MPPAT), ha venido adelantando dentro del marco de la Constitución de la República Bolivariana de Venezuela, los lineamientos de política sectorial establecidos por el Gobierno Nacional en el "Plan de Desarrollo Económico y Social de la Nación 2007-2013", basados en la diversificación del aparato productivo en los diversos sectores de la economía.

La política agrícola se orienta hacia acciones que logren que los campesinos, pequeños y medianos productores, tengan la garantía de colocar su producción a precios razonables, para su sostenimiento socio-económico y en condiciones de oportunidad y seguridad favorables. Igualmente, se asegura que el producto llegue al consumidor, en las mejores condiciones de seguridad agroalimentaria y a precios solidarios, basados en las siguientes líneas generales:

- Promover el desarrollo humano familiar y socio-laboral.
- Establecer mecanismos administrativos y de control para la socialización de excedentes.
- Impulsar la formación y organización social.
- Fortalecer los mecanismos de creación y desarrollo de Empresas de Producción Socialista (EPS) y de redes en la economía social.
- Promover el aumento de la productividad, dotar de maquinarias, insumos y servicios para la producción.
- Coordinar la acción del Estado para el desarrollo económico regional y local.
- Focalizar la acción sectorial del Estado.
- Establecer espacios de concertación.
- Consolidar la revolución agraria y eliminar el latifundio: a través de expropiación y rescate de tierras ociosas o sin propiedad fundamentada e incorporando tierras a la producción y orientar su uso.
- Capacitar y apoyar a los productores para la agricultura sustentable y el desarrollo endógeno.
- Mejorar los servicios de sanidad agropecuaria y de los alimentos.
- Rescatar y ampliar la infraestructura para el medio rural y la producción.
- Consolidar la capacidad del Estado en procesamiento y servicios y transformarla en economía social.
- Fomentar la investigación y desarrollo para la soberanía.

En función a lo anterior, el Ministerio del Poder Popular para la Agricultura y Tierras ejecutará sus proyectos y acciones centralizadas para el ejercicio fiscal 2010 basados en los lineamientos que se detallan a continuación:

- Promover el diagnóstico (Estado, Municipio y Parroquia) de la infraestructura rural (vialidad, sistemas de riego y otros).
- Planificar y ejecutar el rescate y regularización de las tierras.
- Promover el Plan Nacional de Semillas y Semovientes, así como fortalecer la Sanidad Agropecuaria (Estado, Municipio y Parroquia).
- Promover el manejo integrado de cuencas hidrográficas (recursos hídricos, forestales y suelos).
- Diseñar la ejecución y seguimiento del Plan Nacional de Siembra y Producción, incluyendo el financiamiento, los insumos y el mercado (Estado, Municipio y Parroquia).
- Promover el Plan Nacional de Consumos de Alimentos en el contexto de las necesidades humanas básicas de la población.
- Fortalecer institucionalmente al MPPAT y desarrollar sus talentos.
- Impulsar el desarrollo agroindustrial en el ámbito de la relación entre productores agropecuarios y el comercio agrario.
- Promover la organización campesina desde la base productiva.

Las competencias de este Ministerio son:

- Regular, formular y controlar políticas, planificación y realización de las actividades relacionadas con el fomento, desarrollo y protección de la producción primaria agrícola, vegetal, pecuaria, acuícola, pesquero y forestal.
- Participar en las negociaciones internacionales sobre comercio agrícola, en coordinación con los Ministerios del Poder Popular para Relaciones Exteriores, para el Comercio y para la Alimentación.
- La autorización, inspección y control de los frigoríficos y mataderos industriales, en coordinación con los Ministerios del Poder Popular para la Salud, para el Comercio y para la Alimentación.
- Formular políticas, planes y programas para el manejo racional de los suelos con vocación agrícola, conjuntamente con el Ministerio del Poder Popular para el Ambiente.
- Coordinar con los organismos y entes competentes, la formulación, coordinación, seguimiento y evaluación de las políticas de sanidad agropecuaria, insumos agrícolas, maquinarias y equipos para la producción agrícola primaria.
- La dirección, administración y manejo de programas de compensaciones para el desarrollo competitivo del sector y demás mecanismos e instrumentos establecidos legalmente en beneficio de los productores agrícolas.
- Definir las políticas de administración y distribución de tierras con vocación agrícola, de acuerdo con las estrategias en el uso de las tierras que se establezcan físico-espacial de los suelos y en la legislación vigente.
- La regulación y control de la manipulación genética en materia de alimentos y producción primaria, en coordinación con los órganos y entes competentes.
- Realizar la movilización de los vegetales, animales o sus partes, a los efectos del control sanitario.

- Realizar el catastro rural, en coordinación con el Ministerio del Poder Popular para el Ambiente.
- Viabilizar el acceso de los pequeños y medianos productores a los recursos financieros, para convertir su actividad en generadora de productividad y mejor calidad de vida individual y comunitaria.
- Potenciar la participación protagónica de las comunidades rurales y periurbanas del país.
- Impulsar, coordinar, efectuar el seguimiento y evaluación de la gestión empresarial agroalimentaria del país, con la finalidad de fomentar el desarrollo del aparato productivo agrario, la seguridad y soberanía agroalimentaria.
- La investigación científica, el desarrollo tecnológico, el asesoramiento y la prestación de servicios especializados en el área, con miras a contribuir al desarrollo sostenible y competitivo del sector agrícola, forestal, pesquero y del medio rural.
- Continuar conjuntamente con los organismos competentes, el desarrollo de la infraestructura rural y agrosoporte físico, de acuerdo con los planes y estrategias nacionales de desarrollo.
- Coordinar con los órganos y entes adecuados las políticas relacionadas con los sistemas de riego, drenaje, soporte de infraestructura física del sector agropecuario y saneamiento de tierras.
- Definir las políticas pesqueras y acuícola del país para fortalecer estas actividades y contribuir a la seguridad alimentaria del país, mediante la promoción y consolidación de las cadenas agroproductivas, priorizando la investigación aplicada en pesca y acuicultura para un ordenamiento adecuado de los recursos.
- Definir conjuntamente con los organismos competentes, las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola y rural.
- Controlar las enfermedades fitosanitaria y zoosanitaria.
- Administrar tierras destinadas a la explotación agrícola.
- Controlar lo relativo a la utilización de fertilizantes, medicamentos veterinarios, vacunas, productos químicos, biológicos y zooterápicos uso agrícola, en coordinación con el Ministerio del Poder Popular para la Alimentación.
- Definir políticas y estrategias de desarrollo del medio rural vinculado al sector agrícola, para estimular la organización y mejoramiento de la calidad de vida de la población rural.

En el año 2010 el Presupuesto del Ministerio del Poder Popular para la Agricultura y Tierras alcanza la cantidad de Bs. 2.221.721.002, cuya asignación para las Acciones Centralizadas se ubican en Bs. 1.483.294.572, correspondientes a:

- Dirección y Coordinación de los Gastos de los Trabajadores Bs. 250.000.000.
- Gestión Administrativa Bs. 1.145.294.572.
- Previsión y Protección Social Bs. 88.000.000.

Por otra parte los Proyectos ascienden a Bs. 738.426.430, los cuales se mencionan a continuación:

- Diseño de Planes Locales que Permitan Recuperar las Condiciones de Exportación de las Frutas Tropicales en Venezuela, por Bs. 1.860.433.
- Acondicionamiento y Equipamiento de las Unidades Estadales y sus Oficinas Municipales, adscritas al Ministerio del Poder Popular para la Agricultura y Tierras, por Bs. 9.770.891.
- Adecuación Física de la Nueva Sede del Ministerio del Poder Popular para la Agricultura y Tierras, por Bs. 26.000.000.
- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados, por Bs. 700.795.106.

Las asignaciones para los entes adscritos son las siguientes:

- **Fundación de Capacitación e Innovación para apoyar la Revolución Agraria Socialista (CIARA)**

La Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria Socialista (CIARA) para el año 2010 se enfocará en desarrollar la participación plena de las comunidades rurales y periurbanas, mediante un proceso de organización y capacitación integral, para alcanzar un modelo de economía popular autosustentable.

Al CIARA para el ejercicio fiscal 2010 se le asignan recursos por la cantidad de Bs. 157.549.478, distribuidos en Bs. 53.768.000 para las acciones centralizadas y Bs. 103.781.478 para proyectos, de los cuales corresponden a Ley Especial de Endeudamiento Bs. 23.023.258, para ejecutar los siguientes proyectos:

- Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II).
- Desarrollo de Cadenas Agroproductivas en la Región de Barlovento.

Los siguientes proyectos a ejecutar por fuente de financiamiento ordinario tienen una asignación de Bs. 80.758.220:

- Desarrollo y Consolidación de Agricultura Urbana y Periurbana.
- Atención Integral a los Fundos Zamoranos.
- Convenio de Cooperación.
- Conservación de la Biodiversidad en el Paisaje Productivo de los Andes Venezolanos (Terrandina)
- Educación Popular para la Construcción Socialista de Redes Comunales Socio Productivas.

- **Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)**

El Instituto Socialista de la Pesca y Acuicultura (INSOPESCA), tiene como propósito fortalecer el desarrollo de la actividad pesquera y acuícola, a fin de contribuir con la seguridad alimentaria del país, mediante la ejecución de políticas que garanticen el abastecimiento de la población. Con los recursos asignados en el 2010, se dará continuidad a las actividades relacionadas con el Plan Nacional para la Eliminación de la Pesca Industrial de Arrastre; cumpliendo las disposiciones de la Ley de Pesca y Acuicultura. Paralelamente a estas acciones, se indemnizará a los trabajadores arrastreros cesantes, en atención a los principios humanistas y solidarios que practica el INSOPESCA.

En tal sentido, se les asignó un aporte por Bs. 224.649.134, conformado por Bs. 164.926.840 para acciones centralizadas y para proyectos Bs. 59.722.294, de los cuales Bs. 55.052.723 son para ejecutar los proyectos:

- Programa Sustentable de la Pesca Artesanal y Acuicultura (Obras Complementarias/Convenio MAT-Ramón Vizcaíno).
- Repoblamiento de Cuerpos de Agua de Uso Público (Embalses, Lagunas Parameras y Lagunas Costeras).
- Engorde de Peces en Jaulas Industriales en el Atlántico Noreste del Estado Delta Amacuro.
- Fomento de la Acuicultura en Comunidades donde se encuentre constituidos los Consejos del Poder Popular de Pescadores (as) y Acuicultores (as) (CONPPA).

Al Programa Sustentable de la Pesca Artesanal y Acuicultura (Obras Complementarias/Convenio MAT-Ramón Vizcaíno), se le asignó Bs. 4.669.571 por la Ley Especial de Endeudamiento año 2010.

- **Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)**

La empresa coadyuva al logro de la soberanía y seguridad alimentaria, mediante el uso eficiente de los recursos naturales (suelos y aguas en la planicie), así como también a mejorar la calidad de vida a la población, haciendo participe a los productores y concertando la acción del Estado para la agricultura.

Para el ejercicio fiscal 2010 PLANIMARA recibirá la cantidad de Bs. 38.877.049, de los cuales Bs. 17.572.219 están destinados a cubrir las acciones centralizadas Bs. 21.304.830 para cubrir el proyecto: "Sistema de Riego a partir del Reuso de Aguas Tratadas en la Planta Sur de Maracaibo".

- **Instituto Nacional de Desarrollo Rural (INDER)**

El Instituto Nacional de Desarrollo Rural (INDER), es el promotor y gestor del desarrollo integral, mediante la capacitación técnica y el apoyo tecnológico que se le ofrece a las comunidades rurales y sus productores, permitiendo a estos alcanzar la seguridad agroalimentaria, mejorando la calidad de vida y el desarrollo socio-económico del país con equidad y justicia.

INDER orientará su gestión hacia la promoción de políticas y planes nacionales vinculados con el riego, drenaje, saneamiento de tierras, construcción de obras de infraestructura y acondicionamiento de las vías agrícolas.

Para ello, el Instituto Nacional de Desarrollo Rural (INDER) contará con una asignación presupuestaria por Bs. 229.461.830, de los cuales Bs. 151.958.589 se destinarán a proyectos y Bs. 77.503.241 para acciones centralizadas.

Los proyectos a ejecutar por el Instituto Nacional de Desarrollo Rural (INDER) en el año 2010 son los siguientes:

- Construcción y Rehabilitación de Centros de Acopio Integral Socialistas.
- Mejorar y Consolidar la Infraestructura de Apoyo Productivo.
- Sistema de Riego Valle Quibor, este proyecto será financiado con recursos incluidos en la Ley Especial de Endeudamiento Anual 2010.

- **Corporación Venezolana Agraria (CVA)**

La Corporación Venezolana Agraria en aras de cumplir con su misión de impulsar, coordinar y ejecutar el seguimiento y evaluación de la gestión empresarial agroalimentaria del país, tiene previsto para el año 2010 continuar el desarrollo de proyectos agroindustriales enmarcados en las líneas estratégicas del Plan de Desarrollo Económico y Social de la Nación 2007-2013 cumpliendo así con el Desarrollo del Modelo Productivo Socialista.

Las transferencias de recursos asignadas por el Ejecutivo Nacional alcanza el monto de Bs. 252.190.031, de los cuales Bs. 175.988.191 están destinados a las acciones centralizadas y Bs. 76.201.840 a los proyectos.

- Construcción de Infraestructura para el Fortalecimiento de la Red de Apoyo para el Abastecimiento de Rubros Agrícolas Financiados por el Gobierno Revolucionario.
- Construcción y Puesta en Marcha del Complejo Agroindustrial "Vuelvan Caras", en el Municipio Turén, Estado Portuguesa.
- Construcción de Invernaderos Correspondientes al Convenio con el Reino de los Países Bajos (Holanda).
- Ampliación y Mejoramiento de la Fábrica para el Incremento de la Producción y Creación de la Unidad de Servicio de Mecanizado y Cosecha de la Azucarera Pío Tamayo, C.A.

- **Fondo para el Desarrollo Agrario Socialista (FONDAS)**

El Fondo para el Desarrollo Agrario Socialista (FONDAS), para el ejercicio fiscal del año 2010 continuará con la contribución, el alcance y consolidación de la soberanía y la seguridad alimentaria, impulsando la participación de las comunidades, así como de los productores y productoras pertenecientes a los sectores: vegetal, animal, forestal, acuícola y pesquero; dirigidos a fortalecer el desarrollo endógeno, a fin de garantizar la conformación de un sistema agrario socialista.

Para el año 2010 FONDAS recibirá transferencias por un monto de Bs. 82.860.309, de los cuales Bs. 80.000.000 corresponden a las acciones centralizadas y Bs. 2.860.309 al proyecto: Sistema Agro-productivos Socialista (SAS).

- **Instituto Nacional de Salud Agrícola Integral (INSAI)**

El Instituto Nacional de Salud Agrícola Integral (INSAI) tiene como objetivo principal la consolidación, fortalecimiento y desarrollo sus competencias a través de sus pilares fundamentales como son: Inspectorías, Cuarentenas, Centros de Expedición de Guías de Movilización (Animal y Vegetal), Laboratorios de Diagnóstico Fitosanitarios y Zoosanitario, Laboratorios de Producción de Bioinsumos, así como la Municipalización de la acción institucional para garantizar la soberanía agroalimentaria en el marco de la salud agrícola integral.

Para el año 2010 el Ministerio le otorga una transferencia de recursos por Bs. 122.833.670, de los cuales Bs. 72.833.670 están destinados a los proyectos y Bs. 50.000.000 a las acciones centralizadas.

Los proyectos a ser desarrollados por el Instituto Nacional de Salud Agrícola Integral (INSAI) son:

- Promoción y Fortalecimiento del Desarrollo de la Salud Vegetal Integral.
- Promoción y Fortalecimiento del Desarrollo de la Salud Animal Integral.

- **Instituto Nacional de Tierras (INTI)**

El Instituto Nacional de Tierras (INTI) para el ejercicio fiscal 2010 continuará con la administración, redistribución de las tierras y la regulación de la posesión de las mismas, siendo su ámbito de acción la planificación, fomento y ejecución de programas de administración y distribución de las tierras con vocación de uso agrario, así como también el establecimiento de los proyectos de mejoramiento de las tierras adjudicadas, que deben cumplirse a los fines de hacerlas productivas, con base en los planes de desarrollo del Ejecutivo Nacional.

El INTI contará con recursos asignados por el Ejecutivo Nacional por Bs. 215.923.736, destinados a acciones centralizadas por Bs. 183.809.963 y a proyectos por Bs. 32.113.773.

Para el año 2010 el Instituto Nacional de Tierras (INTI), ejecutará los siguientes proyectos:

- Rescate y Regularización de Tierras.
- Afectación de Tierras, Mejoras y Bienhechurías.

- **Fundación Tierra Fértil**

La Fundación Tierra Fértil, presta asistencia y apoyo al campesino venezolano, a los familiares directos victimas del sicariato y a las familias de los campesinos de sectores de la sociedad de menores recursos.

Para el cumplimiento de este objetivo el Ministerio le otorga recursos por Bs. 38.940.000, distribuido de la siguiente manera: Bs. 36.940.000 para los proyectos y Bs. 2.000.000 para cubrir las acciones centralizadas.

Los proyectos a ser desarrollados por la Fundación Tierra Fértil para el año 2010 son:

- Atención Integral a los Familiares Directos de Campesinos Victimas de Sicariato a Nivel Nacional IV Etapa.
- Atención Integral a Personas de Escasos Recursos como: Campesinos, Indígenas, Particulares y Empleados de la Institución en las Áreas de: Educación, Alimentación, Salud, Vivienda y Laboral.

- Dotación de medicinas, equipos y utensilios médicos, agrícolas, educativos y deportivos; así como vehículos automotores y fluviales, sus partes y piezas, para atender a las comunidades organizadas (consejos comunales, cooperativas y mesas técnicas) y organizaciones o instituciones sin fines de lucro con desenvolvimiento en el hábitat rural.
- Centro de Formación Agrícola Socialista Ezequiel Zamora.
- Campaña de Divulgación sobre la Gestión Gubernamental Agrícola y los Programas Sociales a los fines de Estimular la Participación de los Ciudadanos y Ciudadanas.
- Formación Integral de las Comunidades para Promover su Organización y Participación a través de la Constitución de Comités Técnicos y Contralorías Sociales (II Etapa).

- **Instituto Nacional de Investigaciones Agrícolas (INIA)**

El Instituto Nacional de Investigaciones Agrícolas para el año 2010 ejecutará proyectos de investigación e innovación tecnológica en rubros de importancia agrícola, pecuario, pesquero y del medio rural del país, mediante el mejoramiento y ampliación del marco de acción de los servicios y la dotación para la producción agrícola del ente.

INIA contará con un aporte del Ejecutivo Nacional por Bs. 250.325.965, de los cuales la cantidad de Bs. 200.000.000 se destinará a las acciones centralizadas y Bs. 50.325.965 para los proyectos:

- Desarrollo de Capacidades para la Producción de Semilla de Alta Calidad.
- Servicio Nacional de Semilla (SENASEM).

- **Banco Agrícola de Venezuela C.A., Banco Universal**

Para el ejercicio fiscal 2010, el Banco Agrícola de Venezuela C.A., Banco Universal, se enfocará como lo establece en sus objetivos, a "Desarrollar el nuevo modelo productivo endógeno como base económica del Socialismo del siglo XXI y alcanzar un crecimiento sostenido".

El ente recibirá recursos por Bs. 11.885.920 para la "Consolidación del Modelo Agroproductivo Socialista en los Productores Financiados por el Banco Agrícola de Venezuela".

- **CVA Compañía de Mecanizado Agrícola y Transporte Pedro Camejo, S.A.**

Para el año 2010 la empresa seguirá brindando el servicio de mecanización agrícola y transporte, así como también prestará asistencia técnica para el mantenimiento preventivo y correctivo de la maquinaria, y el suministro de partes y piezas. Asimismo, continuará con la prestación de servicio de implementos agrícolas, fertilizantes orgánicos y químicos y fumigación, y todo lo relacionado al ramo agrícola para mejorar la producción a nivel de pequeños y medianos productores, para alcanzar la soberanía alimentaria.

La CVA Compañía de Mecanizado Agrícola y Transporte Pedro Camejo, S.A., contará con un aporte del Ejecutivo Nacional por Bs. 89.518.799, correspondiendo Bs. 29.500.000 a las acciones centralizadas y Bs. 60.018.799 para proyectos.

- **Empresa Socialista Ganadera Agroecológica Bravos de Apure, S.A.**

Para el 2010 la empresa se centrará en la explotación ganadera y parte de leche extraída de una serie de búfalas existente en sus instalaciones, para dar prioridad al sustento de la población venezolana, cuyos productos serán destinados a los mataderos suscritos a la Corporación Venezolana Agrícola. De allí que la producción en primera instancia estará orientada a satisfacer la demanda de las zonas de influencia en las unidades de producción socialista (UPS) priorizando el consumo social, y otra parte de la producción irá a los canales establecidos por el Estado a través de alianzas estratégicas que coadyuven a garantizar la seguridad alimentaría del pueblo venezolano.

La Empresa Socialista Ganadera Agroecológica Bravos de Apure, S.A. recibirá un aporte de recursos por Bs. 3.609.090 para las Acciones Centralizadas.

- **Empresa Socialista Ganadera Santos Luzardo, C.A.**

Para el ejercicio fiscal 2010 la Empresa Socialista Ganadera Santos Luzardo, C.A, continuará contribuyendo con el desarrollo agropecuario del país, para garantizar la soberanía alimentaría a través del mejoramiento de los rebaños venezolanos de origen vacuno y bufalino atendiendo a la capacitación tecnológica de los pequeños y medianos productores con la aplicación del modelo productivo socialista.

La empresa contará con un aporte del Ejecutivo Nacional por Bs. 58.347.639, de los cuales Bs. 37.500.000 se destinarán a las acciones centralizadas y Bs. 20.847.639 para el proyecto Plan de Inversión requerido para el Desarrollo de la Ganadería Vacuna y Bufalina, a través del equipamiento, acondicionamiento e incorporación de semovientes (vacunos y bufalinos).

Los proyectos cuya ejecución exceden el ejercicio presupuestario son los siguientes:

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
73840	340013000	Acondicionamiento y Equipamiento de las Unidades Estadales y sus Oficinas Municipales, Adscritas al Ministerio del Poder Popular para la Agricultura y Tierras	01-01-08	31-12-10	73.389.146	9.770.891			83.160.037
101396	340017000	Adecuación Física de la Nueva Sede del MPPAT	01-01-09	31-12-11	46.000.000	26.000.000	86.220.175		158.220.175
				Total	**119.389.146**	**35.770.891**	**86.220.175**		**241.380.212**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
106.365	340008000	Diseño de Planes Locales que Permitan Recuperar las Condiciones de Exportación de las Frutas Tropicales en Venezuela	Plan			7	1.860.433			1.860.433
73.840	340013000	Acondicionamiento y Equipamiento de las Unidades Estadales y sus Oficinas Municipales, Adscritas al Ministerio del Poder Popular para la Agricultura y Tierras	Sede Adqui-Rehabilit-Equipada			228	9.770.891			9.770.891
101.396	340017000	Adecuación Física de la Nueva Sede del MPPAT	Metro Cuadrado			25.200	26.000.000			26.000.000
	349999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			700.795.106	621.143.688	79.651.418		700.795.106
						TOTAL	**658.775.012**	**79.651.418**		**738.426.430**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
340001000	Dirección y Coordinación de los Gastos de los Trabajadores	220.000.000	30.000.000		250.000.000
340002000	Gestión Administrativa	918.627.908	226.666.664		1.145.294.572
340003000	Previsión y Protección Social	72.666.664	15.333.336		88.000.000
	TOTAL	**1.211.294.572**	**272.000.000**		**1.483.294.572**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**1.543**	**1.885**	**698**	**4.126**	**54.972.377**	**11.415.968**	**66.388.345**
Directivo	66	81	36	183	3.081.908	676.764	3.758.672
Profesional y Técnico	323	395	185	903	16.004.893	2.782.888	18.787.781
Personal Administrativo	373	455	207	1.035	12.065.658	1.479.570	13.545.228
Personal Médico	10	12		22	396.647	151.206	547.853
Obrero	771	942	270	1.983	23.423.271	6.325.540	29.748.811
Personal Contratado	**148**	**102**		**250**	**3.348.192**		**3.348.192**
Profesional y Técnico	130	80		210	2.348.192		2.348.192
Personal Administrativo	18	22		40	1.000.000		1.000.000
TOTAL	**1.691**	**1.987**	**698**	**4.376**	**58.320.569**	**11.415.968**	**69.736.537**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados	**1.067**	**873**	**1.940**	**21.056.698**
Obreros	567	473	1.040	10.528.349
Empleados	500	400	900	10.528.349
Jubilados	**2.086**	**2.551**	**4.637**	**66.943.302**
Obreros	1.086	1.551	2.637	37.118.943
Empleados	1.000	1.000	2.000	29.824.359
TOTAL	**3.153**	**3.424**	**6.577**	**88.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	219.222.209	30.000.000		249.222.209
4.02	Materiales, suministros y mercancías	10.778.997			10.778.997
4.03	Servicios no personales	56.366.524			56.366.524
4.04	Activos reales	33.791.658			33.791.658
4.07	Transferencias y donaciones	1.543.321.232	321.651.418		1.864.972.650
4.11	Disminución de pasivos	6.588.964			6.588.964
	TOTAL	**1.870.069.584**	**351.651.418**		**2.221.721.002**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.470.654.568	306.318.082		1.776.972.650
4.07.01.00.00	Transferencias y donaciones corrientes internas	861.396.800	226.666.664		1.088.063.464
4.07.01.03.00	Transferencias corrientes internas al sector público	861.396.800	226.666.664		1.088.063.464
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	681.329.571	226.666.664		907.996.235
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	143.333.334	56.666.666		200.000.000
	- A0426 Fundación Tierra Fértil	2.000.000			2.000.000
	-A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	53.768.000			53.768.000
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	108.260.174	56.666.666		164.926.840
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	77.503.241			77.503.241
	- A0934 Corporación Venezolana Agraria (CVA)	119.321.525	56.666.666		175.988.191
	- A0935 Instituto Nacional de Tierras (INTI)	127.143.297	56.666.666		183.809.963
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	50.000.000			50.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	88.181.309			88.181.309
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	17.572.219			17.572.219
	- A1293 CVA Compañía de Mecanizado Agrícola y Transporte Pedro Camejo, S.A.	29.500.000			29.500.000
	- A1299 Empresa Socialista Ganadera Santos Luzardo, C.A.	37.500.000			37.500.000
	- A1519 Empresa Socialista Ganadera Agroecológica Bravos de Apure, S.A.	3.609.090			3.609.090
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	11.885.920			11.885.920
	- A0721 Banco Agrícola de Venezuela, C.A., Banco Universal	11.885.920			11.885.920

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	80.000.000			80.000.000
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	80.000.000			80.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	609.257.768	79.651.418		688.909.186
4.07.03.03.00	Transferencias de capital internas al sector público	609.257.768	79.651.418		688.909.186
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	504.226.191	79.651.418		583.877.609
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	50.325.965			50.325.965
	- A0426 Fundación Tierra Fértil	36.940.000			36.940.000
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	80.758.220	23.023.258		103.781.478
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	55.052.723	4.669.571		59.722.294
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	100.000.000	51.958.589		151.958.589
	- A0934 Corporación Venezolana Agraria (CVA)	76.201.840			76.201.840
	- A0935 Instituto Nacional de Tierras (INTI)	32.113.773			32.113.773
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	72.833.670			72.833.670
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	102.171.268			102.171.268
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	21.304.830			21.304.830
	- A1293 CVA Compañía de Mecanizado Agrícola y Transporte Pedro Camejo, S.A.	60.018.799			60.018.799
	- A1299 Empresa Socialista Ganadera Santos Luzardo, C.A.	20.847.639			20.847.639
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	2.860.309			2.860.309
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	2.860.309			2.860.309

PROYECTO: COD. N.E: 106365 COD. PPTO: 340008000 Diseño de Planes Locales que Permitan Recuperar las Condiciones de Exportación de las Frutas Tropicales en Venezuela

UNIDAD DE MEDIDA: Plan

CANTIDAD: 7

ASIGNACIÓN PRESUPUESTARIA: 1.860.433

DIRECTRIZ ESTRATÉGICA: Avanzar Hacia la Nueva Etapa en la Geopolítica Internacional

OBJETIVO ESTRATÉGICO: Diseñar Planes Locales que Contribuyan en Alto Grado con la Economía del País para Satisfacer el Mercado Interno y la Demanda de la Industria Local

OBJETIVOS ESPECÍFICOS: Diseñar Planes Locales de Exportación de Frutas Tropicales (Mango, Naranja, Piña, Melón, Patilla, Plátano y Cambur) en el Marco de la Nueva Geopolítica Comercial

RESULTADO: El Proyecto Pretende Abordar los Sistemas Agrícolas de Manera Integral, con un Enfoque Holístico, en el cual se busca no sólo Diagnosticar sino Promover la Gestión de los Indicadores de Sustentabilidad, con el Objeto de Mejorar el Desempeño de las Cadenas y las Condiciones Sociales de sus Actores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	771.403					771.403
4.02	Materiales, suministros y mercancías	113.981					113.981
4.03	Servicios no personales	717.383					717.383
4.04	Activos reales	257.666					257.666
	TOTAL	**1.860.433**					**1.860.433**

PROYECTO:	COD. N.E: 73840 COD. PPTO: 340013000 Acondicionamiento y Equipamiento de las Unidades Estadales y sus Oficinas Municipales, Adscritas al Ministerio del Poder Popular para la Agricultura y Tierras
UNIDAD DE MEDIDA:	Sede Adqui-Rehabilit-Equipada
CANTIDAD:	228
ASIGNACIÓN PRESUPUESTARIA:	9.770.891
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Reparar y Equipar 228 Oficinas (Sedes Principales y Municipales) del Ministerio del Poder Popular para la Agricultura y Tierras, Ubicadas en los 22 Estados de Venezuela para el Fortalecimiento Institucional del Ministerio, Contando con los Recursos Físicos y Financieros Necesarios
OBJETIVOS ESPECÍFICOS:	Se Pretende tener las 228 Sedes Regionales Totalmente Acondicionadas, Equipadas y con un 100% de Operatividad
RESULTADO:	228 Sedes Regionales del MPPAT Totalmente Acondicionadas y Operativas en 3 Años

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	34.386					34.386
4.02	Materiales, suministros y mercancías	63.155					63.155
4.03	Servicios no personales	2.570.065					2.570.065
4.04	Activos reales	6.913.812					6.913.812
4.11	Disminución de pasivos	189.473					189.473
	TOTAL	**9.770.891**					**9.770.891**

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS

PROYECTO : COD. N.E: 73840 COD. PPTO: 340013000 Acondicionamiento y Equipamiento de las Unidades Estadales y sus Oficinas Municipales, Adscritas al Ministerio del Poder Popular para la Agricultura y Tierras

FECHA DE INICIO : 01/01/2008

FECHA DE FINALIZACIÓN : 31/12/2010

COSTO TOTAL : 83.160

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010						2011	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Ejecución de las obras de infraestructura en las 228 sedes	4.04	Activos reales	3.042		3.042						
		TOTAL	3.042		3.042						

PROYECTO:	COD. N.E: 101396 COD. PPTO: 340017000 Adecuación Física de la Nueva Sede del MPPAT
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD:	25.200
ASIGNACIÓN PRESUPUESTARIA:	26.000.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Mejorar las Condiciones de Trabajo y Medio Ambiente de los Funcionarios de la Organización de Acuerdo a la Estructura Funcional del Ministerio, en Base a los Lineamientos Establecidos en la Gaceta Oficial N° 38.236 del 26-07-2005. (Ley Orgánica de Prevención, Condiciones y Medio Ambiente de Trabajo)
OBJETIVOS ESPECÍFICOS:	Construir una Plataforma Tecnológica y 3600 Puestos de Trabajo en la Nueva Sede del MPPAT
RESULTADO:	Inmueble en Condiciones de Funcionamiento Acorde con las Normas de Higiene y Seguridad (al Cumplir con el 100% de los Espacios Físicos Requeridos para los Puestos de Trabajo, el Ministerio tendría la Capacidad de Ubicar Convenientemente a todos los Trabajadores del Nivel Central en una Sola Sede)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	2.781.444					2.781.444
4.04	Activos reales	23.218.556					23.218.556
	TOTAL	**26.000.000**					**26.000.000**

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS

PROYECTO : COD. N.E: 101396 COD. PPTO: 340017000 Adecuación Física de la Nueva Sede del MPPAT

FECHA DE INICIO : 01/01/2009

FECHA DE FINALIZACIÓN : 31/12/2011

COSTO TOTAL : 158.220

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010						2011	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Acondicionamiento físico de la nueva sede del MPPAT	4.04	Activos reales	16.095		16.095						
Suministro, instalación y puesta en marcha del sistema de cableado estructurado y del sistema IP de la nueva sede del MPPAT	4.04	Activos reales	3.562		3.562						
		TOTAL	**19.657**		**19.657**						

PROYECTO:	COD. PPTO: 349999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	700.795.106
ASIGNACIÓN PRESUPUESTARIA:	700.795.106
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Asignación de Recursos a los Entes Adscritos al MPPAT para la Ejecución de los Proyectos del año 2010
OBJETIVOS ESPECÍFICOS:	Asignación de Recursos a los Entes Adscritos al MPPAT para la Ejecución de los Proyectos del año 2010
RESULTADO:	Transferir recursos para que los Entes Adscritos al MPPAT ejecuten los proyectos contemplados para el año 2010

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	621.143.688	79.651.418				700.795.106
	- 1 Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)		19.472.450				19.472.450
	- 2 Desarrollo de Cadenas Agroproductivas en la Región de Barlovento		3.550.808				3.550.808
	- 3 Sistema de Riego Valle de Quibor		51.958.589				51.958.589
	- 4 Programa Sustentable de la Pesca Artesanal y de la Acuicultura (Obras Complementarias/ Convenio MAT-Ramón Vizcaíno)		4.669.571				4.669.571
	Resto de Fuentes de Financiamiento	621.143.688					621.143.688
	TOTAL	**621.143.688**	**79.651.418**				**700.795.106**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	621.143.688	79.651.418				700.795.106
4.07.01.00.00	Transferencias y donaciones corrientes internas	11.885.920					11.885.920
4.07.01.03.00	Transferencias corrientes internas al sector público	11.885.920					11.885.920
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	11.885.920					11.885.920
	- A0721 Banco Agrícola de Venezuela, C.A., Banco Universal	11.885.920					11.885.920
4.07.03.00.00	Transferencias y donaciones de capital internas	609.257.768	79.651.418				688.909.186
4.07.03.03.00	Transferencias de capital internas al sector público	609.257.768	79.651.418				688.909.186
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	504.226.191	79.651.418				583.877.609
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	50.325.965					50.325.965
	- A0426 Fundación Tierra Fértil	36.940.000					36.940.000
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	80.758.220	23.023.258				103.781.478
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	55.052.723	4.669.571				59.722.294
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	100.000.000	51.958.589				151.958.589
	- A0934 Corporación Venezolana Agraria (CVA)	76.201.840					76.201.840

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0935 Instituto Nacional de Tierras (INTI)	32.113.773					32.113.773
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	72.833.670					72.833.670
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	102.171.268					102.171.268
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	21.304.830					21.304.830
	- A1293 CVA Compañía de Mecanizado Agrícola y Transporte Pedro Camejo, S.A.	60.018.799					60.018.799
	- A1299 Empresa Socialista Ganadera Santos Luzardo, C.A.	20.847.639					20.847.639
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	2.860.309					2.860.309
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	2.860.309					2.860.309

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	218.416.420		30.000.000			248.416.420
4.03	Servicios no personales	1.583.580					1.583.580
	TOTAL	**220.000.000**		**30.000.000**			**250.000.000**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.601.861					10.601.861
4.03	Servicios no personales	48.714.052					48.714.052
4.04	Activos reales	3.401.624					3.401.624
4.07	Transferencias y donaciones	849.510.880		226.666.664			1.076.177.544
4.11	Disminución de pasivos	6.399.491					6.399.491
	TOTAL	**918.627.908**		**226.666.664**			**1.145.294.572**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	849.510.880		226.666.664			1.076.177.544
4.07.01.00.00	Transferencias y donaciones corrientes internas	849.510.880		226.666.664			1.076.177.544
4.07.01.03.00	Transferencias corrientes internas al sector público	849.510.880		226.666.664			1.076.177.544
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	681.329.571		226.666.664			907.996.235
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	143.333.334		56.666.666			200.000.000
	- A0426 Fundación Tierra Fértil	2.000.000					2.000.000
	- A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)	53.768.000					53.768.000
	- A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)	108.260.174		56.666.666			164.926.840
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	77.503.241					77.503.241
	- A0934 Corporación Venezolana Agraria (CVA)	119.321.525		56.666.666			175.988.191
	- A0935 Instituto Nacional de Tierras (INTI)	127.143.297		56.666.666			183.809.963
	- A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)	50.000.000					50.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	88.181.309					88.181.309
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	17.572.219					17.572.219

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1293 CVA Compañía de Mecanizado Agrícola y Transporte Pedro Camejo, S.A.	29.500.000					29.500.000
	- A1299 Empresa Socialista Ganadera Santos Luzardo, C.A.	37.500.000					37.500.000
	- A1519 Empresa Socialista Ganadera Agroecológica Bravos de Apure, S.A.	3.609.090					3.609.090
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	80.000.000					80.000.000
	- A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)	80.000.000					80.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	72.666.664		15.333.336			88.000.000
	TOTAL	**72.666.664**		**15.333.336**			**88.000.000**

Ministerio del Poder Popular para la Educación Superior

MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN SUPERIOR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para la Educación Superior (MPPES), como órgano rector del Ejecutivo Nacional, es el encargado de la dirección estratégica de la educación superior venezolana, correspondiéndole la formulación, adopción, seguimiento y evaluación de las políticas, directrices, planes generales, programas y proyectos dirigidos a garantizar una educación superior de calidad para todas y todos, que constituya un factor estratégico para la transformación social y la construcción del poder popular.

En este marco se establece la política presupuestaria, destinada a garantizar el pleno funcionamiento de las Instituciones de Educación Superior, a fin de cumplir con su misión de constituirse en instituciones orientadas a la producción y transmisión del conocimiento para la formación del talento humano, en función de los requerimientos de desarrollo del país, a través de la implementación de planes y proyectos que permitan el mejoramiento de la calidad, equidad y la pertinencia social de la educación superior; todo ello insertado dentro del Plan de Desarrollo Económico y Social de la Nación 2007-2013, mediante acciones derivadas de las líneas estratégicas: de la suprema felicidad social, la democracia protagónica revolucionaria, la nueva ética socialista y la nueva geopolítica nacional, destinadas al logro de las políticas institucionales:

- Universalizar la educación superior.
- Fortalecer nuestras capacidades para la generación y socialización de conocimientos.
- Impulsar un nuevo modelo educativo, con centro en la formación ética, dirigido a la transformación social, la comprensión de nuestras realidades y entornos, la producción socialista y que dé énfasis a la diversidad de necesidades y expectativas de formación.
- Crear nuevas instituciones de educación superior y transformar las existentes.
- Municipalizar la educación superior, en estrecho vínculo con cada uno de los espacios y comunidades.
- Construir un sistema de educación superior, fundado en la cooperación solidaria, capaz de vincular los esfuerzos y recursos existentes.
- Fortalecer el papel de la educación superior en los procesos de integración latinoamericana y caribeña, como espacio para el desarrollo de vínculos solidarios con los pueblos del mundo.

Así mismo, establece las acciones prioritarias orientadas al logro de:

- La municipalización de la educación superior.
- El fortalecimiento de la Misión Alma Máter.
- El impulso a la cogestión de servicios estudiantiles.
- El desarrollo y fortalecimiento de los programas nacionales de formación.

Para el cumplimiento de las directrices estratégicas, el MPPES desarrollará los siguientes proyectos:

- **Fortalecimiento del Área de Relaciones Públicas y Protocolo del Ministerio del Poder Popular para la Educación:** Fortalecer los procesos vinculados a las relaciones públicas y al protocolo, a fin de mantener de manera eficiente los canales de comunicación entre el Ministro y la comunidad.
- **Plan de Simplificación de Trámites Administrativos del MPPES:** Lograr mayor celeridad y funcionalidad en la ejecución de los procesos y reducir los gastos operativos.
- **Mejoramiento de la Calidad de los Procesos de Planificación, Presupuesto y Control:** Desarrollar acciones que contribuyan a una mejor eficiencia en los procesos de planificación, presupuesto y control presupuestario.
- **Mejora en la Calidad de Vida de los Trabajadores del MPPES y Fortalecimiento en los Procesos de Recursos Humanos:** Fomentar y promover el desarrollo integral de los trabajadores del MPPES y sus entes adscritos.
- **Seguimiento a las Políticas y Proyectos del MPPES:** Contribuir de manera precisa y oportuna en la toma de decisiones del gabinete ministerial en materia de seguimiento y evaluación de las políticas públicas a cargo del ente rector, mediante la elaboración de informes técnicos sobre la realidad educativa.
- **Proyección Comunicacional del Gobierno Bolivariano en la Educación Superior:** Incrementar la cobertura de la información del MPPES, sus instituciones y entes adscritos y de la Misión Alma Mater y Misión Sucre, a través de los medios de comunicación, por la vía de la publicidad institucional.
- **Cooperación Nacional e Internacional en Materia de Educación Universitaria**: Fortalecer y consolidar las relaciones de cooperación internacional de Venezuela en materia de educación universitaria.
- **Formulación y Conceptualización de un Sistema de Gestión Académica y Administrativa en el Marco de la Misión Alma Mater:** Disponer de soluciones tecnológicas que permitan hacer seguimiento y control efectivo de los procesos administrativos y de gestión académica en el marco de la Misión Alma Mater.
- **Modernización de la Plataforma de Tecnología de Información y Comunicación del MPPES:** Disponer de servicios de información y comunicación confiables y oportunos que permitan recopilar, procesar y almacenar información para la toma de decisiones en base al manejo de información estadística, cualitativa e indicadores de gestión.
- **Planificación Estratégica de la Educación Superior:** Consolidar el sistema de educación superior para dar respuesta a los desarrollos que se esperan de la educación superior en el marco de la revolución bolivariana.
- **Observatorio Venezolano de Educación Superior:** Crear una instancia que permita alcanzar un enfoque o punto de vista distinto para pensar y analizar la educación en toda su complejidad y riqueza. En consecuencia el observatorio debe entenderse como un productor de sentidos y como un generador de planes.

- **Sistema de Información de la Educación Superior:** Desarrollar los procesos de recopilación, sistematización, verificación y difusión de la información sobre educación superior, capaz de generar datos estadísticos y datos oficiales dirigidos a la planificación, el estudio y evaluación del sistema.

- **Dotación Estratégica de la Planta Física de las Instituciones de Educación Superior:** Dotar los laboratorios de las instituciones de educación superior en el marco de la Misión Alma Mater (8 universidades territoriales en construcción, 29 institutos y colegios universitarios en proceso de transformación y 2 universidades especiales).

- **Formulación y Seguimiento de las Políticas de Financiamiento para el Desarrollo de la Educación Superior:** Formular y dar seguimiento a las políticas de financiamiento para alcanzar el desarrollo de la educación superior, creando y transformando sus instituciones.

- **Sistema de Planificación Territorial Participativa:** Articular a nivel municipal o intermunicipal las instituciones de educación superior, los espacios universitarios municipalizados, las comunidades y la oferta académica de educación superior tomando en cuenta los planes nacionales.

- **Fortalecimiento de las Políticas Académicas dirigidas al Seguimiento y Consolidación de la Misión Alma Mater y la Misión Sucre:** Fortalecer un nuevo modelo académico comprometido con la inclusión y transformación social, a través de la incorporación y participación activa de las Instituciones de educación superior mediante las misiones educativas (Misión Alma Mater y Misión Sucre).

- **Consolidar el Programa Nacional de Formación en Medicina Integral Comunitaria:** Fortalecimiento del proceso municipalizado en la formación de médicos integrales comunitarios.

- **Creación e Implementación del Sistema de Evaluación y Acreditación Nacional:** Desarrollar los procesos de evaluación y acreditación de instituciones y programas de Educación Superior a nivel nacional, integrado, cooperativo y solidario; con la finalidad de promover, reconocer y garantizar la calidad de las instituciones y programas.

- **Programas Nacionales de Formación en el Marco de la Construcción de una Propuesta Educativa Transformadora y Liberadora:** Ofrecer una alternativa de formación de talento humano, cónsona con las necesidades económicas, culturales, sociales y políticas que demanda la nación, en el marco de la construcción del socialismo del siglo XXI.

- **Plan Nacional Estratégico de Desarrollo Científico Tecnológico Sustentable:** Estrechar vínculos entre la educación superior y la producción socialista, mediante el apoyo para la creación de empresas de producción socialista universitaria.

- **Redes de Innovación Tecnológica Universitaria:** Generar vínculos entre los investigadores universitarios y las unidades de investigación de las empresas productivas socialistas y las comunidades.

- **Plan Nacional de Formación de Formadores:** Fortalecer la formación docente en el marco de la Misión Alma Mater.

- **Diseño, Procura y Dotación Estratégica de la Educación Superior:** Producir y construir espacios para la formación y el intercambio académico en educación superior.

- **Dotación y Producción de Contenidos Multimedia:** Promover, evaluar, producir y distribuir programas audiovisuales y otros materiales multimedia educativos, procurando la participación de docentes y otros especialistas conforme a las necesidades detectadas en materia de formación e intercambio académico.

- **Fondo Editorial del Ministerio del Poder Popular para la Educación Superior:** Promover, evaluar, producir y distribuir libros, revistas y otros materiales educativos, procurando la participación de autores nacionales y conforme a las necesidades detectadas en materia de formación, intercambio académico y divulgación.

- **Seguimiento y Automatización de los Proyectos de Creación de Instituciones (más extensiones) y Programas de Educación Superior:** Dar respuestas a las solicitudes de creación de instituciones y programas de educación superior mediante la aplicación de criterios de pertinencia y calidad.

- **Supervisión y Seguimiento de las Instituciones de Educación Superior Privadas:** Diseñar indicadores de gestión que permitan construir instrumentos para recoger información del funcionamiento de las instituciones de educación superior (IES) privadas para garantizar la calidad del sistema educativo.

- **Sistematización de Emisión de Títulos de Instituciones de Educación Superior Privadas en Papel de Seguridad:** Diseñar un sistema para la emisión de títulos de las instituciones de educación superior privadas en papel de seguridad.

- **Fortalecimiento del Programa Todas las Manos a la Siembra en las Instituciones de Educación Superior:** Fortalecer el Programa Todas las Manos a la Siembra en las instituciones de educación superior involucradas en el área, con un enfoque agroecológico, en aras de contribuir con la seguridad y soberanía alimentaria.

- **Integración Universitaria:** Crear un equipo nacional que opere en las regiones para contribuir con la integración universitaria.

- **Fortalecer la Cooperación y Solidaridad Estudiantil Internacional:** Promover acciones la solidaridad estudiantil internacional.

- **Plan para la Educación Universitaria Inclusiva:** Diseñar e implantar el sistema nacional de inclusión a la educación superior que permita la incorporación de los bachilleres o TSU en las diferentes ofertas de carreras o Programas Nacionales de Formación (PNF) que ofrecen las instituciones de educación.

- **Sistema Nacional de Orientación:** Fortalecer el sistema nacional de orientación profesional, con la finalidad de articular los servicios y programas de orientación existentes en las instituciones de educación Superior.

- **Mejoramiento Continuo del Desempeño Estudiantil Universitario:** Mejorar los procesos educativos en función de la formación social de los estudiantes y de la institucionalización del desempeño estudiantil como responsabilidad inherente a la función docente de la educación superior, así como extender la cobertura.

- **Políticas de Apoyo a la Diversidad en la Educación Superior:** Desarrollar políticas públicas de apoyo a poblaciones históricamente discriminadas de la educación superior tales como personas privadas de libertad, personas con discapacidad, pueblos indígenas y afro descendientes.

- **Registro de Unidades y Servicios de Atención a las Personas con Discapacidad (RUSAPDIS):** Crear un registro de unidades y servicios de atención a las personas con discapacidad en la educación superior que sirva para sistematizar y actualizar permanentemente las acciones que llevan a cabo las instituciones universitarias.

- **Universidad Socio-Productiva:** Instrumentar la política de inserción socio-productiva universitaria y su aplicación en los diferentes ámbitos de acción, enmarcada en la vinculación orgánica entre la formación académica y el desarrollo socio-productivo nacional.

- **Fortalecimiento Institucional de la Dirección General de Ingreso a la Educación Superior y Desempeño y Estudiantil:** Ejecutar un plan estratégico de alineación organizacional y de potenciación de los equipos de trabajo de la Dirección General de Ingreso a la Educación Superior y Desempeño Estudiantil.

- **Oficina de Atención al Estudiante y Defensoría Estudiantil:** Profundizar la red de atención al estudiante y defensoría estudiantil, que permita procesar la información en general, reciba y haga seguimiento de solicitudes, así como la promoción, defensa y vigilancia de los derechos y garantías de las y los estudiantes.

- **Unificación y Socialización de Criterios para la Planificación de los Servicios Estudiantiles:** Desarrollar políticas y acciones que garanticen el uso de los servicios estudiantiles con visión socialista, fortaleciendo la calidad de vida de las y los estudiantes.

- **Fortalecer la Organización y Participación en el Poder Popular Estudiantil:** Determinar políticas dentro de las instituciones de educación superior (IES) y educación media diversificada del país que articule y ejecute lineamientos que coadyuven al fortalecimiento de la revolución bolivariana dentro de los espacios universitarios, a través de la organización y participación.

Durante el presente año el Ministerio del Poder Popular para la Educación Superior aportará créditos presupuestarios a veinticinco (25) universidades y a treinta (30) institutos tecnológicos y colegios universitarios, para el cumplimiento de su misión. Asimismo, se asignan recursos a los siguientes organismos adscritos, los cuales contribuyen al cumplimiento de las políticas y directrices estratégicas para la educación superior. las políticas y directrices estratégicas para la educación superior.

Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU): encargado de asegurar el cumplimiento de la Ley de Universidades, además de coordinar las relaciones de las Universidades entre sí y con el resto del sistema educativo, y para armonizar sus planes docentes, culturales y científicos y de planificar su desarrollo de acuerdo con las necesidades del país. Este organismo, tiene un Secretario Permanente y una Oficina de Planificación del Sector Universitario (OPSU) vinculada a los demás organismos de planificación educativa, que le sirve de asesoría técnica.

Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO): presta asistencia económica a estudiantes de pregrado y post-grado en el país o en el exterior, a través del otorgamiento de becas, con lo cual garantiza la democratización de la continuación y permanencia de los venezolanos en las universidades, para superar la exclusión social en la educación superior.

Fundación para la Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES): consolida la política de atención médica de hospitalización, cirugía y maternidad, así como el desarrollo de una cultura preventiva en los estudiantes de educación superior. En este sentido, se tomará en cuenta la creación de nuevas instituciones universitarias, así como el incremento de la matrícula estudiantil.

Fundación "Dr. Alejandro Próspero Reverend": profundiza la solidaridad con los excluidos de América Latina y el Caribe, a través de la Escuela Latinoamericana de Medicina ubicada en Mariches, estado Miranda; donde forman el recurso humano altamente calificado en las áreas de salud (médicos integrales comunitarios y otras profesiones del sector salud que demanda la sociedad latinoamericana.

Fundación Centro Internacional Miranda: garantiza la promoción y difusión del sistema político de democracia participativa y protagónica, previsto en el modelo constitucional venezolano, a través de programas de formación y participación popular, así como de pedagogías críticas y gestión educativa.

Fundación Poliedro de Caracas: fomentan los actos de tipo educativo, académicos, estudiantiles, además de los artísticos, musicales y de exposición, a llevarse a cabo en el Poliedro de Caracas, ubicado en la Rinconada.

En cuanto a la Fundación Misión Sucre, adscrita al Ministerio del Poder Popular para la Educación Superior; los recursos para su funcionamiento serán transferidos a través del fondo único de las misiones (Ministerio del Poder Popular para el Despacho de la Presidencia). Esta Fundación, creada mediante Decreto Presidencial Número 2601 del 8 de septiembre del 2003, es garante de la inclusión en la educación universitaria de todas y todos los bachilleres en el territorio nacional. Para el 2010 continuarán y fortalecerán las ayudantías (becas) a los triunfadores y triunfadoras de los programas nacionales de formación y de medicina integral comunitaria; asimismo concluirán la construcción de espacios educativos (aldeas universitarias) en toda Venezuela, y la municipalización de los programas nacionales de formación asociados a la vocación socioeconómica de esos espacios geográficos, además del desarrollo del sistema unificado de control y registro estudiantil (SUCRE) para la obtención en tiempo real de información de la Misión Sucre (estadísticas e indicadores).

El Ministerio del Poder Popular para la Educación Superior (MPPES), le asigna subsidios a instituciones de educación superior privadas para atender programas de apoyo estudiantil, proyectos de investigación y otras necesidades prioritarias del sector.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Unid. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
106.277	350071000	Mejora en la Calidad de Vida de los Trabajadores del Ministerio del Poder Popular para la Educación Superior (MPPES) y Fortalecimiento en los Procesos de Recursos Humanos	Persona Atendida			605	741.650			741.650
106.342	350072000	Seguimiento Estratégico a las Políticas y Proyectos del Ministerio del Poder Popular para la Educación Superior (MPPES)	Informe			12	148.000			148.000
107.505	350073000	Oficina de Atención al Estudiante y Defensoría Estudiantil	Estudiante			2.500	5.240.540			5.240.540
107.513	350074000	Unificación y Socialización de Criterios para la Planificación de los Servicios Estudiantiles	Documento			4	664.989			664.989
106.384	350075000	Mejoramiento de la Calidad de los Procesos de Planificación, Presupuesto y Control Presupuestario	Proceso			3	250.000			250.000
106.596	350076000	Proyección Comunicacional del Gobierno Bolivariano en la Educación Superior	Evento			4.925	6.500.000			6.500.000
106.714	350077000	Fortalecimiento del Área de Relaciones Públicas y Protocolo del Ministerio del Poder Popular para la Educación Superior	Evento			75	2.684.800			2.684.800
107.266	350078000	Dotación Estratégica de la Planta Física de las Instituciones de Educación Superior	Espacio			9.800	26.519.192			26.519.192

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Unid. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.503	350079000	Planificación Estratégica de la Educación Superior	Institución Fortalecida			30	361.680			361.680
107.062	350080000	Observatorio Venezolano de Educación Superior	Informe Técnico			6	346.260			346.260
107.098	350081000	Sistema de información de la Educación Superior	Sistema			1	803.546			803.546
107.286	350083000	Integración Universitaria	Equipo			1	3.900.000			3.900.000
107.090	350085000	Formulación y Seguimiento de las Políticas de Financiamiento para el Desarrollo de la Educación Superior	Política			3	131.000			131.000
107.627	350087000	Registro de Unidades y Servicios de Atención a las Personas con Discapacidad (RUSAPDIS)	Documento Técnico			4	744.800			744.800
107.115	350089000	Sistema de Planificación Territorial Participativa	Municipio			28	1.635.000			1.635.000
106.777	350090000	Fortalecimiento de las Políticas Académicas dirigidas al Seguimiento y Consolidación de la Misión Alma Mater y la Misión Sucre	Institución Fortalecida			30	4.285.600			4.285.600
106.773	350091000	Desarrollo del Programa Nacional de Formación en Medicina Integral Comunitaria	Aula			227	7.619.032			7.619.032
106.447	350092000	Plan de Simplificación de Trámites Administrativos del Ministerio del Poder Popular para la Educación Superior	Plan			1	91.732			91.732
106.478	350096000	Cooperación Nacional e Internacional en Materia de Educación Universitaria	Plan			36	2.150.000			2.150.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Unid. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.655	350104000	Universidad Socio-Productiva	Asesoría			54	700.000			700.000
107.566	350105000	Mejoramiento Continúo del Desempeño Estudiantil Universitario	Asesoría			136	1.000.000			1.000.000
107.544	350106000	Políticas de Apoyo a la Diversidad en la Educación Superior	Documento Técnico			4	3.724.670			3.724.670
106.779	350107000	Creación e Implementación del Sistema de Evaluación y Acreditación Nacional	Proceso			5	2.000.000			2.000.000
107.522	350108000	Fortalecimiento Institucional de la Dirección General de Ingreso a la Educación Superior y Desempeño y Estudiantil	Equipo			2	255.200			255.200
107.486	350109000	Fortalecimiento del Programa Todas las Manos a la Siembra en las Instituciones de Educación Superior (IES)	Institución			23	800.000			800.000
107.438	350110000	Fortalecer la Cooperación y Solidaridad Estudiantil Internacional	Documento			1	2.800.000			2.800.000
107.601	350111000	Plan para la Educación Universitaria Inclusiva	Asesoría			167	900.000			900.000
106.778	350112000	Sistematización de Emisión de Títulos de Instituciones de Educación Superior Privadas en Papel de Seguridad	Trámite			65.000	4.000.000			4.000.000
106.586	350113000	Sistema Nacional de Orientación	Asesoría			51	800.000			800.000
107.453	350114000	Supervisión y Seguimiento de Instituciones de Educación Superior (IES) Privadas	Institución			20	500.000			500.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Unid. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
106.984	350115000	Acompañamiento de Instituciones de Educación Superior (IES) Oficiales	Instrumento			1	300.000			300.000
107.028	350116000	Seguimiento y Automatización de los Proyectos de Creación de Instituciones (más extensiones) y Programas de Educación Superior	Solicitud			30	501.875			501.875
107.406	350117000	Fortalecer la Organización y Participación en el Poder Popular Estudiantil	Organización			100	4.564.166			4.564.166
106.820	350118000	Formulación y Conceptualización de un Sistema de Gestión Académica y Administrativa en el marco de la Misión Alma Mater	Documento			3	364.000			364.000
106.512	350119000	Modernización de la Plataforma de Tecnología de la Información y la Comunicación del Ministerio del Poder Popular para la Educación Superior	Servicio de Telecomunicación			16	2.936.000			2.936.000
106.783	350120000	Plan Nacional Estratégico de Desarrollo Científico Tecnológico Sustentable	Empresa			3	2.937.500			2.937.500
106.784	350121000	Redes de Innovación Tecnológica Universitaria	Red Social			5	10.125.000			10.125.000
106.782	350122000	Diseño, Procura y Dotación Estratégica de la Educación Superior	Dotación			40	6.545.500			6.545.500
107.175	350123000	Dotación y Producción de Contenidos Multimedia	Programa			20	1.500.000			1.500.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Unid. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
107.363	350124000	Fondo Editorial del Ministerio del Poder Popular para la Educación Superior	Publicación			48	2.880.000			2.880.000
106.785	350125000	Plan Nacional de Formación de Formadores	Persona Capacitada			750	10.250.000			10.250.000
106.781	350126000	Programas Nacionales de Formación en el Marco de la Construcción de una Propuesta Educativa Transformadora y Liberadora	Producto			20	3.606.480			3.606.480
	359999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			5.865.473.167	4.456.588.418	1.408.884.749		5.865.473.167
						TOTAL	**4.585.396.630**	**1.408.884.749**		**5.994.281.379**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
350001000	Dirección y Coordinación de los Gastos de los Trabajadores	175.708.274			175.708.274
350002000	Gestión Administrativa	3.252.899.787	1.206.115.251		4.459.015.038
350003000	Previsión y Protección Social	289.443			289.443
	TOTAL	**3.428.897.504**	**1.206.115.251**		**4.635.012.755**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**252**	**187**	**251**	**690**	**11.042.187**	**2.039.889**	**13.082.076**
Directivo	5	10	64	79	1.412.187		1.412.187
Profesional y Técnico	178	82	128	388	6.962.544	1.789.262	8.751.806
Personal Administrativo	48	15	48	111	1.361.532	146.267	1.507.799
Obrero	21	80	11	112	1.305.924	104.360	1.410.284
Personal Contratado	**93**	**61**		**154**	**2.904.012**		**2.904.012**
Profesional y Técnico	67	39		106	2.335.428		2.335.428
Personal Administrativo	25	13		38	445.458		445.458
Obrero	1	9		10	123.126		123.126
TOTAL	**345**	**248**	**251**	**844**	**13.946.199**	**2.039.889**	**15.986.088**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados		**1**	**1**	**126.869**
Empleados		1	1	126.869
Jubilados	**1**	**1**	**2**	**162.574**
Empleados	1	1	2	162.574
TOTAL	**1**	**2**	**3**	**289.443**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	174.366.148			174.366.148
4.02	Materiales, suministros y mercancías	18.441.064			18.441.064
4.03	Servicios no personales	98.274.790			98.274.790
4.04	Activos reales	33.704.760			33.704.760
4.07	Transferencias y donaciones	7.689.507.372	2.615.000.000		10.304.507.372
	TOTAL	**8.014.294.134**	**2.615.000.000**		**10.629.294.134**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	7.656.142.883	2.605.656.462		10.261.799.345
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.656.142.883	2.605.656.462		10.261.799.345
4.07.01.03.00	Transferencias corrientes internas al sector público	7.656.142.883	2.605.656.462		10.261.799.345
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.656.142.883	2.605.656.462		10.261.799.345
	- A0006 Colegio Universitario Francisco de Miranda	41.243.337			41.243.337
	- A0007 Colegio Universitario de Caracas	66.663.303			66.663.303
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	21.024.445			21.024.445
	- A0009 Colegio Universitario Cecilio Acosta, de Los Teques	61.921.790			61.921.790
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	897.922.278	434.502.585		1.332.424.863

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	53.726.732			53.726.732
	- A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	74.271.052			74.271.052
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	58.186.468			58.186.468
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	60.266.884			60.266.884
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	65.190.569			65.190.569
	- A0032 Instituto Universitario de Tecnología de los Llanos	43.477.466			43.477.466
	- A0033 Instituto Universitario de Tecnología de Maracaibo	77.136.248			77.136.248
	- A0034 Instituto Universitario de Tecnología de Ejido	40.509.542			40.509.542
	- A0035 Instituto Universitario de Tecnología de Yaracuy	42.370.887			42.370.887
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	37.437.757			37.437.757
	- A0038 Instituto Universitario de Tecnología de Valencia	40.549.410			40.549.410
	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	49.625.379			49.625.379
	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre	53.431.009			53.431.009
	- A0041 Instituto Universitario Experimental de Tecnología de La Victoria	39.400.713			39.400.713
	- A0042 Instituto Universitario de Tecnología de Cabimas	66.178.365			66.178.365
	- A0043 Instituto Universitario de Tecnología del Estado Portuguesa	41.529.049			41.529.049
	- A0045 Instituto Universitario de Tecnología de Cumana	50.137.495			50.137.495
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	23.422.420			23.422.420

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	35.023.843			35.023.843
	- A0058 Instituto Universitario de Barlovento	19.062.455			19.062.455
	- A0060 Instituto Universitario de Tecnología de Caripito	29.859.719			29.859.719
	- A0080 Universidad del Zulia (LUZ)	548.580.732	240.383.069		788.963.801
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	151.232.841	66.268.850		217.501.691
	- A0082 Universidad de Oriente (UDO)	449.498.814	196.966.277		646.465.091
	- A0083 Universidad de Los Andes (ULA)	491.408.088	215.330.539		706.738.627
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	75.865.177	33.243.428		109.108.605
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	77.202.570	33.829.462		111.032.032
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	235.771.643	103.312.982		339.084.625
	- A0087 Universidad Nacional Abierta (UNA)	113.361.267	49.673.872		163.035.139
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	61.177.234	26.807.307		87.984.541
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	217.796.582	95.436.473		313.233.055
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	422.277.090	185.037.965		607.315.055
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	192.219.042	84.228.628		276.447.670
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	82.385.103	36.100.401		118.485.504
	- A0093 Universidad Central de Venezuela (UCV)	708.234.265	307.864.847		1.016.099.112
	- A0094 Universidad de Carabobo (UC)	495.728.852	217.223.858		712.952.710
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	169.034.313	74.069.293		243.103.606

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	105.194.906	46.095.447		151.290.353
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	17.950.438	7.865.719		25.816.157
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	46.315.580	16.298.425		62.614.005
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	33.648.769	14.744.584		48.393.353
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	4.656.444			4.656.444
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	515.329.022	32.893.342		548.222.364
	- A0413 Fundación Poliedro de Caracas	6.492.841	414.436		6.907.277
	- A0427 Fundación Centro Internacional Miranda	6.010.022	383.618		6.393.640
	- A0466 Fundación "Dr. Alejandro Próspero Reverend"	56.400.000	3.600.000		60.000.000
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	23.448.447	10.274.896		33.723.343
	- A0923 Instituto Universitario de Tecnología del Estado Apure	9.848.395			9.848.395
	- A0924 Instituto Universitario de Tecnología del Estado Barinas	11.339.619			11.339.619
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	19.888.080			19.888.080
	- A0942 Universidad Bolivariana de Venezuela (UBV)	141.173.875	61.861.104		203.034.979
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	1.300.000			1.300.000
	- A0946 Instituto Universitario de Tecnología La Fría	8.139.321			8.139.321
	- A0952 Universidad Iberoamericana del Deporte	24.977.823	10.945.055		35.922.878
	- A1315 Instituto Universitario Latinoamericano de Agroecología "Paulo Freire" (IALA)	6.000.000			6.000.000
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	36.687.073			36.687.073

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	23.612.232	9.343.538		32.955.770
4.07.01.00.00	Transferencias y donaciones corrientes internas	23.612.232	9.343.538		32.955.770
4.07.01.01.00	Transferencias corrientes internas al sector privado	23.612.232	9.343.538		32.955.770
4.07.01.01.70	Subsidios educacionales al sector privado	23.612.232	9.343.538		32.955.770
	- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	11.741.116	4.671.769		16.412.885
	- S0622 Fundación La Salle de Ciencias Naturales	11.741.116	4.671.769		16.412.885
	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (IUTSI)	100.000			100.000
	- S1508 Instituto Universitario de la Audición y el Lenguaje	30.000			30.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.367.864			2.367.864
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.367.864			2.367.864
4.07.02.01.00	Transferencias corrientes al exterior	2.367.864			2.367.864
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.367.864			2.367.864
	- I0161 Universidad Latinoamericana y del Caribe	1.500.000			1.500.000
	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	867.864			867.864

PROYECTO:	COD. N.E: 106277 COD. PPTO: 350071000 Mejora en la Calidad de Vida de los Trabajadores del Ministerio del Poder Popular para la Educación Superior (MPPES) y Fortalecimiento en los Procesos de Recursos Humanos.
UNIDAD DE MEDIDA:	Persona Atendida
CANTIDAD:	605
ASIGNACIÓN PRESUPUESTARIA:	741.650
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Fortalecer las Capacidades del Ministerio del Poder Popular para La Educación Superior como Rector del Sistema.
OBJETIVOS ESPECÍFICOS:	Fomentar y Promover el Desarrollo Integral de los Trabajadores del Ministerio del Poder Popular para la Educación Superior (MPPES) y sus Entes Adscritos.
RESULTADO:	Desarrollo Integral de 605 Trabajadores del MPPES.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	129.650					129.650
4.03	Servicios no personales	212.000					212.000
4.04	Activos reales	400.000					400.000
	TOTAL	**741.650**					**741.650**

PROYECTO: COD. N.E: 106342 COD. PPTO: 350072000 Seguimiento Estratégico a las Políticas y Proyectos del Ministerio del Poder Popular para la Educación Superior (MPPES).

UNIDAD DE MEDIDA: Informe

CANTIDAD: 12

ASIGNACIÓN PRESUPUESTARIA: 148.000

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.

OBJETIVO ESTRATÉGICO: Estrechar Vínculos entre la Educación Superior, la Vida Social y la Producción Socialista.

OBJETIVOS ESPECÍFICOS: Contribuir de Manera Precisa y Oportuna con el Gabinete Ministerial, Mediante Informes Técnicos Sobre la Realidad Educativa de las Instituciones de Educación Superior a Nivel Nacional.

RESULTADO: Informes Técnicos Regionales sobre el Cumplimiento y Ejecución de los Proyectos en Materia de Educación Superior por Parte de las Instituciones Adscritas al Ministerio, que Sirvan de Sustento a la Toma de Decisiones de las Autoridades del Ministerio del Poder Popular para la Educación Superior (MPPES) en Materia de Políticas Públicas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	15.620					15.620
4.03	Servicios no personales	132.380					132.380
	TOTAL	**148.000**					**148.000**

PROYECTO:	COD. N.E: 107505 COD. PPTO: 350073000 Oficina de Atención al Estudiante y Defensoría Estudiantil.
UNIDAD DE MEDIDA:	Estudiante
CANTIDAD:	2.500
ASIGNACIÓN PRESUPUESTARIA:	5.240.540
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Construcción de un Sistema de Educación Superior Cooperativo, Capaz de Vincular los Esfuerzos y Recursos Existentes.
OBJETIVOS ESPECÍFICOS:	Diseñar e Implantar una Red de Atención al Estudiante y Defensoría Estudiantil, donde se Procese Información en General, Reciba y Haga Seguimiento de Solicitudes, así como la Promoción, Defensa y Vigilancia de los Derechos y Garantías de las y los Estudiantes de Educación Superior.
RESULTADO:	Consolidar y Fortalecer los Sistemas de Atención al Estudiante de Educación Superior, así como la Promoción, Defensa y Vigilancia de sus Derechos y Deberes Estudiantiles.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	27.000					27.000
4.03	Servicios no personales	713.540					713.540
4.07	Transferencias y donaciones	4.500.000					4.500.000
	TOTAL	**5.240.540**					**5.240.540**

PROYECTO:	COD. N.E: 107513 COD. PPTO: 350074000 Unificación y Socialización de Criterios para la Planificación de los Servicios Estudiantiles.
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	664.989
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Construcción de un Sistema de Educación Superior Cooperativo, Capaz de Vincular los Esfuerzos y Recursos Existentes.
OBJETIVOS ESPECÍFICOS:	Desarrollar Políticas y Acciones que Garanticen el uso de los Servicios Estudiantiles con Visión Socialista, Fortaleciendo la Calidad de Vida de las y los Estudiantes.
RESULTADO:	Políticas Nacionales que Rijan los Servicios Estudiantiles y la Calidad de Vida de los Estudiantes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	27.000					27.000
4.03	Servicios no personales	637.989					637.989
	TOTAL	664.989					664.989

PROYECTO: COD. N.E: 106384 COD. PPTO: 350075000 Mejoramiento de la Calidad de los Procesos de Planificación, Presupuesto y Control Presupuestario
UNIDAD DE MEDIDA: Proceso
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 250.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Construir un Sistema de Educación Superior Cooperativo, Capaz de Vincular los Esfuerzos y Recursos Existentes.
OBJETIVOS ESPECÍFICOS: Adecuación de los Procesos de Planificación, Presupuesto y Control Presupuestario del Ente Central y las Instituciones de Educación Superior (IES).
RESULTADO: Adecuación de los Procesos de Planificación, Presupuesto y Control Presupuestario del Ente Central y las Instituciones de Educación Superior (IES).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	64.903					64.903
4.03	Servicios no personales	185.097					185.097
	TOTAL	250.000					250.000

PROYECTO:	COD. N.E: 106596 COD. PPTO: 350076000 Proyección Comunicacional del Gobierno Bolivariano en la Educación Superior.
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	4.925
ASIGNACIÓN PRESUPUESTARIA:	6.500.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Garantizar los Accesos al Conocimiento para Universalizar la Educación Superior con Pertenencia.
OBJETIVOS ESPECÍFICOS:	Incrementar la Cobertura de la Información del MPPES, sus Instituciones y Entes Adscritos y de Alma Mater y Misión Sucre, a través de los Medios de Comunicación por la Vía de la Publicidad Institucional.
RESULTADO:	Población Informada de los Planes y Programas del MPPES, para el Año 2010.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	717.284					717.284
4.03	Servicios no personales	4.902.263					4.902.263
4.04	Activos reales	880.453					880.453
	TOTAL	6.500.000					6.500.000

PROYECTO:	COD. N.E: 106714 COD. PPTO: 350077000 Fortalecimiento del Área de Relaciones Públicas y Protocolo del Ministerio del Poder Popular para la Educación Superior
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	75
ASIGNACIÓN PRESUPUESTARIA:	2.684.800
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Garantizar los Accesos al Conocimiento para Universalizar la Educación Superior con Pertenencia.
OBJETIVOS ESPECÍFICOS:	Fortalecimiento de los Procesos Vinculados a las Relaciones Públicas y al Protocolo a fin de Mantener de Manera Eficiente los Canales de Comunicación entre el Ministro y la Comunidad y Servir de Enlace con los Medios de Información y Comunicación, a fin de Proyectar la Imagen del Ministerio del Poder Popular para la Educación Superior (MPPES).
RESULTADO:	Fortalecimiento de la Imagen del Ministerio del Poder Popular para la Educación Superior.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	478.000					478.000
4.03	Servicios no personales	2.206.800					2.206.800
	TOTAL	**2.684.800**					**2.684.800**

PROYECTO:	COD. N.E: 107266 COD. PPTO: 350078000 Dotación Estratégica de la Planta Física de las Instituciones de Educación Superior.
UNIDAD DE MEDIDA:	Espacio
CANTIDAD:	9.800
ASIGNACIÓN PRESUPUESTARIA:	26.519.192
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Ampliar la Planta Física de las Instituciones de Educación Superior en el Marco del Plan de Municipalización del MPPES y Misión Alma Mater.
OBJETIVOS ESPECÍFICOS:	Construir Aulas y Laboratorios con su Respectiva Dotación.
RESULTADO:	Aulas y Laboratorios Suficientes y Dotados con Capacidad de 40 Estudiantes por Aula y 15 Estudiantes por Laboratorio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.200					20.200
4.03	Servicios no personales	5.402.298					5.402.298
4.04	Activos reales	21.096.694					21.096.694
	TOTAL	**26.519.192**					**26.519.192**

PROYECTO: COD. N.E: 107503 COD. PPTO: 350079000 Planificación Estratégica de la Educación Superior.
UNIDAD DE MEDIDA: Institución Fortalecida
CANTIDAD: 30
ASIGNACIÓN PRESUPUESTARIA: 361.680
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Formular y Difundir las Políticas, Planes y Proyectos para el Fortalecimiento y Expansión de la Educación Superior con Base en los Lineamientos Estratégicos del Plan de la Nación.
OBJETIVOS ESPECÍFICOS: Consolidar el Sistema de Educación Superior para que de Respuesta a los Desarrollos que se Esperan de la Educación Superior en el Marco de la Revolución Bolivariana.
RESULTADO: Nuevo Marco Normativo de Políticas Públicas, Planes y Proyectos que Permitan la Articulación del Sistema de Educación Superior.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	47.792					47.792
4.03	Servicios no personales	246.350					246.350
4.04	Activos reales	67.538					67.538
	TOTAL	361.680					361.680

PROYECTO:	COD. N.E: 107062 COD. PPTO: 350080000 Observatorio Venezolano de Educación Superior.
UNIDAD DE MEDIDA:	Informe Técnico
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	346.260
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Construir un Sistema de Educación Superior, Fundado en la Cooperación Solidaria, Capaz de Vincular los Esfuerzos y Recursos Existentes
OBJETIVOS ESPECÍFICOS:	Crear una Instancia que Permita Alcanzar un Enfoque o Punto De Vista Distinto para Pensar y Analizar la Educación en Toda su Complejidad y Riqueza
RESULTADO:	Informes que Permitan Apoyar al MPPES para la Toma de Decisiones que Sirvan de Sustento para la Formulación de Políticas Públicas en Educación Superior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	23.760					23.760
4.03	Servicios no personales	322.500					322.500
	TOTAL	**346.260**					**346.260**

PROYECTO:	COD. N.E: 107098 COD. PPTO: 350081000 Sistema de información de la Educación Superior
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	803.546
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Construir un Sistema de Información de la Educación Superior Fundado en la Cooperación Solidaria, Capaz de Vincular los Esfuerzos y Recursos Existentes para Obtener Información Estadística Oficial, Oportuna y Adecuada
OBJETIVOS ESPECÍFICOS:	Desarrollar los Procesos de Recopilación, Sistematización, Verificación y Difusión de la Información sobre Educación Superior, capaz de Generar Datos Estadísticos y Datos Oficiales Dirigidos a la Planificación, el Estudio y Evaluación del Sistema, la Alimentación de Información a Sistemas Internacionales.
RESULTADO:	Sistema de Recopilación, Procesamiento y Publicación de Información Oportuna, Oficial y Confiable sobre el Sistema de Educación Superior Venezolano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	40.820					40.820
4.03	Servicios no personales	599.342					599.342
4.04	Activos reales	163.384					163.384
	TOTAL	803.546					803.546

PROYECTO:	COD. N.E: 107286 COD. PPTO: 350083000 Integración Universitaria.
UNIDAD DE MEDIDA:	Equipo
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	3.900.000
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Democracia Participativa y Protagónica.
OBJETIVOS ESPECÍFICOS:	Crear un Equipo Nacional que Opere en las Regiones para Contribuir con la Integración Universitaria
RESULTADO:	Integración de los Diversos Colectivos Organizados para su Participación en el Desarrollo de la Políticas Públicas Programas y Proyectos del Gobierno Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	402.486					402.486
4.03	Servicios no personales	3.275.514					3.275.514
4.04	Activos reales	222.000					222.000
	TOTAL	3.900.000					3.900.000

PROYECTO:	COD. N.E: 107090 COD. PPTO: 350085000 Formulación y Seguimiento de las Políticas de Financiamiento para el Desarrollo de la Educación Superior.
UNIDAD DE MEDIDA:	Política
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	131.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Formular y dar Seguimiento a las Políticas de Financiamiento para Alcanzar el Desarrollo de la Educación Superior, Creando y Transformando sus Instituciones.
OBJETIVOS ESPECÍFICOS:	Formular y dar Seguimiento a las Políticas de Financiamiento para Alcanzar el Desarrollo de la Educación Superior, Creando y Transformando sus Instituciones.
RESULTADO:	Políticas de Financiamiento de la Educación Superior Formuladas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	24.000					24.000
4.03	Servicios no personales	75.000					75.000
4.04	Activos reales	32.000					32.000
	TOTAL	**131.000**					**131.000**

PROYECTO:	COD. N.E: 107627 COD. PPTO: 350087000 Registro de Unidades y Servicios de Atención a las Personas con Discapacidad (RUSAPDIS)
UNIDAD DE MEDIDA:	Documento Técnico
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	744.800
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Promover las Condiciones de Accesibilidad de la Educación Superior para Todas y Todos.
OBJETIVOS ESPECÍFICOS:	Crear un Registro de .Unidades y Servicios de .Atención a las Personas con Discapacidad en la Educación Superior que Sirva para Sistematizar y Actualizar Permanentemente las Acciones que llevan a cabo las Instituciones Universitarias para Instrumentar la Política Relativa a la Inclusión de las Personas.
RESULTADO:	El Proyecto Consiste en el Diseño e Implantación de un Sistema Automatizado de Registro de Unidades y Servicios de Atención a las Personas con Discapacidad, el cual Mantendrá Actualizada la Información Básica Relativa a las Iniciativas que cada Institución de Educación Superior (IES) Realiza, para Dar Cumplimiento a la Política del Ministerio del Poder Popular para la Educación Superior (MPPES).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	494.800					494.800
4.04	Activos reales	250.000					250.000
	TOTAL	**744.800**					**744.800**

PROYECTO:	COD. N.E: 107115 COD. PPTO: 350089000 Sistema de Planificación Territorial Participativa.
UNIDAD DE MEDIDA:	Municipio
CANTIDAD:	28
ASIGNACIÓN PRESUPUESTARIA:	1.635.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Lograr una Articulación Municipal o Intermunicipal entre las Instituciones de Educación Superior, los Espacios Académicos Municipalizados, las Comunidades de esas Áreas Territoriales y la Oferta Académica de Educación Superior.
OBJETIVOS ESPECÍFICOS:	Articular a Nivel Municipal o Intermunicipal las Instituciones de Educación Superior, Complejos Universitarios Socialistas Alma Mater CUSAM), Aldeas Universitarias y Otros Espacios Universitarios Municipalizados, las Comunidades y la Oferta Académica de Educación Superior.
RESULTADO:	Municipios Articulados entre las Instituciones de Educación Superior, los Espacios Académicos Municipalizados, las Comunidades y la Oferta Académica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	220.000					220.000
4.03	Servicios no personales	905.000					905.000
4.04	Activos reales	510.000					510.000
	TOTAL	**1.635.000**					**1.635.000**

PROYECTO: COD. N.E: 106777 COD. PPTO: 350090000 Fortalecimiento de las Políticas Académicas Dirigidas al Seguimiento y Consolidación de la Misión Alma Mater y la Misión Sucre

UNIDAD DE MEDIDA: Institución Fortalecida

CANTIDAD: 30

ASIGNACIÓN PRESUPUESTARIA: 4.285.600

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.

OBJETIVO ESTRATÉGICO: Transformación y Desarrollo de las Instituciones de Educación Superior.

OBJETIVOS ESPECÍFICOS: Fortalecer un Nuevo Modelo Académico Comprometido con la Inclusión y Transformación social, a través de la Incorporación y Participación Activa de las Instituciones de Educación Superior, mediante las Misiones Educativas (Misión Alma Mater y Misión Sucre).

RESULTADO: Fortalecimiento de las Instituciones de Educación Superior a través de la Consolidación de Todos los Actores y Procesos que ello Involucre.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.700.000					1.700.000
4.03	Servicios no personales	2.585.600					2.585.600
	TOTAL	**4.285.600**					**4.285.600**

PROYECTO: COD. N.E: 106773 COD. PPTO: 350091000 Desarrollo del Programa Nacional de Formación en Medicina Integral Comunitaria
UNIDAD DE MEDIDA: Aula
CANTIDAD: 227
ASIGNACIÓN PRESUPUESTARIA: 7.619.032
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Consolidar en cada Municipio del País el Programa de Formación de Médicos Integrales Comunitarios Adaptados a las Condiciones, Necesidades y Potencialidades, en Función de Fortalecer el Poder Popular y la Desconcentración Territorial.
OBJETIVOS ESPECÍFICOS: Fortalecimiento del Proceso Municipalizado en la Formación de Médicos Integrales Comunitarios.
RESULTADO: Dotación de 246 Multipropósitos en Distrito Capital, Mérida, Apure, Delta Amacuro, Anzoátegui, Monagas, Carabobo, Portuguesa, Zulia, Barinas, Cojedes, Nueva Esparta, Carabobo y Aragua.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.454.540					4.454.540
4.03	Servicios no personales	2.204.335					2.204.335
4.04	Activos reales	960.157					960.157
	TOTAL	7.619.032					7.619.032

PROYECTO: COD. N.E: 106447 COD. PPTO: 350092000 Plan de Simplificación de Trámites Administrativos del Ministerio del Poder Popular para la Educación Superior

UNIDAD DE MEDIDA: Plan

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 91.732

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.

OBJETIVO ESTRATÉGICO: Construir un Sistema de Educación Superior Cooperativo, capaz de Vincular los Esfuerzos y Recursos Existentes.

OBJETIVOS ESPECÍFICOS: Desarrollar el Plan para la Simplificación de Trámites Administrativos, a fin de Lograr Mayor Celeridad y Funcionalidad en la Ejecución de los Procesos y Reducir los Gastos Operativos del Ministerio del Poder Popular para la Educación Superior (MPPES).

RESULTADO: Plan de Simplificación de Trámites Administrativos que Permitirá Mejorar los Tiempos de Respuesta a los Usuarios de Nuestros Servicios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	91.732					91.732
	TOTAL	**91.732**					**91.732**

PROYECTO: COD. N.E: 106478 COD. PPTO: 350096000 Cooperación Nacional e Internacional en Materia de Educación Universitaria
UNIDAD DE MEDIDA: Plan
CANTIDAD: 36
ASIGNACIÓN PRESUPUESTARIA: 2.150.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Universalizar la Educación Universitaria e Impulsar la Nueva Geopolítica Nacional e Internacional.
OBJETIVOS ESPECÍFICOS: Fortalecer y Consolidar las Relaciones de Cooperación Internacional de Venezuela en Materia de Educación Universitaria.
RESULTADO: Planes de Trabajo de Cooperación, Solidaridad y Complementariedad Nacionales e Internacionales en Materia de Educación Superior.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	235.000					235.000
4.03	Servicios no personales	1.915.000					1.915.000
	TOTAL	2.150.000					2.150.000

PROYECTO: COD. N.E: 107655 COD. PPTO: 350104000 Universidad Socio-Productiva.
UNIDAD DE MEDIDA: Asesoría
CANTIDAD: 54
ASIGNACIÓN PRESUPUESTARIA: 700.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Desarrollo de Nuestras Capacidades para la Generalización y Socialización el Conocimiento.
OBJETIVOS ESPECÍFICOS: Instrumentar la Política de Inserción Socio-Productiva Universitaria y su Aplicación en los Diferentes Ámbitos de Acción, Enmarcada en la Vinculación Orgánica entre la Formación Académica y el Desarrollo Socio-Productivo Nacional.
RESULTADO: Asesoramiento a las Instituciones de Educación Superior (IES) y Entes Gubernamentales Relacionados con la Materia Ministerio del Poder Popular para la Planificación y Desarrollo (MPPD), Ministerio del Poder Popular para el Trabajo y Seguridad Social (MPPTRASS) y Ministerio del Poder Popular para la Educación Superior (MPPES), para la Planificación, Adecuación Académica y Creación de Servicios de Orientación Laboral y Emprendimiento Socio-Productivo, Dirigidos a la Población Universitaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.000					10.000
4.03	Servicios no personales	640.000					640.000
4.04	Activos reales	50.000					50.000
	TOTAL	**700.000**					**700.000**

PROYECTO: COD. N.E: 107566 COD. PPTO: 350105000 Mejoramiento Continuo del Desempeño Estudiantil Universitario
UNIDAD DE MEDIDA: Asesoría
CANTIDAD: 136
ASIGNACIÓN PRESUPUESTARIA: 1.000.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Garantizar el Acceso a la Educación Superior de Poblaciones Históricamente Excluidas y Discriminadas, así como el Acceso al Conocimiento para Universalizar la Educación Superior con Pertinencia.
OBJETIVOS ESPECÍFICOS: Mejorar los Procesos Educativos en Función de la Formación Social de los Estudiantes y de la Institucionalización del Desempeño Estudiantil como Responsabilidad Inherente a la Función Docente de la Educación Superior, así como Extender la Cobertura de la Matrícula de Educación Superior a Toda la Población.
RESULTADO: Instituciones de Educación Superior (IES) Asesoradas y Asociadas a los Fines de Unificar Criterios de Aplicación y Ejecución de Acciones Conducentes al Mejoramiento Continuo del Desempeño Estudiantil, desde un Nuevo Modelo Educativo con Centro en la Formación Ética.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	38.000					38.000
4.03	Servicios no personales	862.000					862.000
4.07	Transferencias y donaciones	100.000					100.000
	TOTAL	1.000.000					1.000.000

PROYECTO: COD. N.E: 107544 COD. PPTO: 350106000 Políticas de Apoyo a la Diversidad en la Educación Superior
UNIDAD DE MEDIDA: Documento Técnico
CANTIDAD: 4
ASIGNACIÓN PRESUPUESTARIA: 3.724.670
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Promover las Condiciones de Accesibilidad de la Educación Superior para Todas y Todos.
OBJETIVOS ESPECÍFICOS: Desarrollar Políticas Públicas de Apoyo a Poblaciones Históricamente Discriminadas de la Educación Superior tales como Personas Privadas de Libertad, Personas con Discapacidad, Pueblos Indígenas y Afro-Descendientes, a fin de Facilitar el Ingreso, Prosecución Estudiantil y Egreso de la Educación Superior.
RESULTADO: Diseño de Estrategias para la Inclusión de Personas Afro-Venezolanas y Privadas de Libertad, así como Acciones Desarrolladas para la Instrumentación de la Política Relativa a la Inclusión de Pueblos Indígenas y Personas con Discapacidad en la Educación Universitaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	104.000					104.000
4.03	Servicios no personales	2.875.720					2.875.720
4.04	Activos reales	625.000					625.000
4.07	Transferencias y donaciones	119.950					119.950
	TOTAL	3.724.670					3.724.670

PROYECTO: COD. N.E: 106779 COD. PPTO: 350107000 Creación e Implementación del Sistema de Evaluación y Acreditación Nacional
UNIDAD DE MEDIDA: Proceso
CANTIDAD: 5
ASIGNACIÓN PRESUPUESTARIA: 2.000.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Fortalecer Nuestras Capacidades para la Generación y Socialización de Conocimientos; a fin de Contribuir a la Integración Regional Acordando Políticas Educativas.
OBJETIVOS ESPECÍFICOS: Desarrollar los Procesos de Evaluación y Acreditación de Instituciones y Programas de Educación Superior a Nivel Nacional, Integrado, Cooperativo y Solidario; con la Finalidad de Promover, Reconocer y Garantizar la Calidad de las Instituciones y Programas.
RESULTADO: Diseño, Implementación y Aplicación del Proceso de Evaluación y Acreditación Nacional, que Comprenda los Procesos Evaluativos como Espacios de Construcción Colectiva, con el Propósito de Fomentar la Excelencia de los Procesos Educativos en Conjunción con su Pertinencia Social y el Desarrollo Integral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	97.780					97.780
4.03	Servicios no personales	1.902.220					1.902.220
	TOTAL	2.000.000					2.000.000

PROYECTO: COD. N.E: 107522 COD. PPTO: 350108000 Fortalecimiento Institucional de la Dirección General de Ingreso a la Educación Superior y Desempeño y Estudiantil

UNIDAD DE MEDIDA: Equipo

CANTIDAD: 2

ASIGNACIÓN PRESUPUESTARIA: 255.200

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.

OBJETIVO ESTRATÉGICO: Garantizar la Calidad de los Programas e Instituciones de Educación Superior Conforme a los Criterios Orientadores Definidos para las Políticas de Educación Superior.

OBJETIVOS ESPECÍFICOS: Implementación de un Plan de Formación y Capacitación para los Profesionales de la Dirección en el Área de Cambio Organizacional e Integración de Equipos.

RESULTADO: El Proyecto Consiste en el Diseño de Equipos de Trabajos Alineados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	255.200					255.200
	TOTAL	255.200					255.200

PROYECTO:	COD. N.E: 107486 COD. PPTO: 350109000 Fortalecimiento del Programa Todas las Manos a la Siembra en las Instituciones de Educación Superior (IES)
UNIDAD DE MEDIDA:	Institución
CANTIDAD:	23
ASIGNACIÓN PRESUPUESTARIA:	800.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Mejorar la Capacitación en las Instituciones Involucradas en el Área Alimentaria, con un Enfoque Agroecológico, en Aras de contribuir con la Seguridad y Soberanía Alimentaria Nacional.
OBJETIVOS ESPECÍFICOS:	Fortalecer el Programa Todas las Manos a la Siembra en las Instituciones de Educación Superior Involucradas en el Área, con un Enfoque Agroecológico, en Aras de Contribuir con la Seguridad y Soberanía Alimentaria Nacional.
RESULTADO:	Promover en el Lapso de un año el Desarrollo Endógeno y Sustentable en 23 Instituciones de Educación Superior (IES) y sus Comunidades, Mejorando los Sistemas de Producción Existentes, Entregando los Insumos Necesarios para el Sistema de Producción en los Rubros, Ejecutando Programas de Formación Socio- Político con Enfoque Agroecológico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	68.429					68.429
4.03	Servicios no personales	649.171					649.171
4.04	Activos reales	82.400					82.400
	TOTAL	**800.000**					**800.000**

PROYECTO:	COD. N.E: 107438 COD. PPTO: 350110000 Fortalecer la Cooperación y Solidaridad Estudiantil Internacional
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	2.800.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	La Educación y el Conocimiento como Bienes Públicos al Servicio de Todas y Todos.
OBJETIVOS ESPECÍFICOS:	Promover Acciones la Solidaridad Estudiantil Internacional.
RESULTADO:	Atención Solidaria de 5.000 Estudiantes entre Venezolanos en el Extranjero y Extranjeras en el País.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	285.000					285.000
4.03	Servicios no personales	2.119.000					2.119.000
4.04	Activos reales	396.000					396.000
	TOTAL	**2.800.000**					**2.800.000**

PROYECTO:	COD. N.E: 107601 COD. PPTO: 350111000 Plan para la Educación Universitaria Inclusiva
UNIDAD DE MEDIDA:	Asesoría
CANTIDAD:	167
ASIGNACIÓN PRESUPUESTARIA:	900.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Universalizar el Acceso y Mejorar el Desempeño Estudiantil para una Educación Superior de Calidad y con Pertinencia Social.
OBJETIVOS ESPECÍFICOS:	Diseñar e Implantar el Sistema Nacional de Inclusión a la Educación Superior que Permita la Incorporación de los Bachilleres o Técnico Superior Universitario (TSU) en las Diferentes Ofertas de Carreras o Programas Nacionales de formación (PNF) que Ofrecen las Instituciones de Educación Universitaria.
RESULTADO:	Asesorar a las Instituciones de Educación Superior a los Fines de Articular y/o Crear Programas y/o Servicios, a partir del Diseño e Implementación de la Política Pública de Inclusión a la Educación Superior.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	60.000					60.000
4.03	Servicios no personales	840.000					840.000
	TOTAL	**900.000**					**900.000**

PROYECTO: COD. N.E: 106778 COD. PPTO: 350112000 Sistematización de Emisión de Títulos de Instituciones de Educación Superior Privadas en Papel de Seguridad
UNIDAD DE MEDIDA: Tramite
CANTIDAD: 65.000
ASIGNACIÓN PRESUPUESTARIA: 4.000.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Garantizar la Calidad de los Programas e Instituciones de Educación Superior Conforme a los Criterios Orientadores Definidos para las Políticas de Educación Superior.
OBJETIVOS ESPECÍFICOS: Diseñar un Sistema para la Emisión de Títulos de las Instituciones de Educación Superior Privadas en Papel de Seguridad.
RESULTADO: Refrendar 65.000 Títulos Emitidos en Papel de Seguridad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	451.200					451.200
4.03	Servicios no personales	3.198.800					3.198.800
4.04	Activos reales	350.000					350.000
	TOTAL	**4.000.000**					**4.000.000**

PROYECTO:	COD. N.E: 106586 COD. PPTO: 350113000 Sistema Nacional de Orientación
UNIDAD DE MEDIDA:	Asesoría
CANTIDAD:	51
ASIGNACIÓN PRESUPUESTARIA:	800.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Universalizar el Acceso y Mejorar el Desempeño Estudiantil para una Educación Superior de Calidad y con Pertinencia Social.
OBJETIVOS ESPECÍFICOS:	Diseñar e Implantar el Sistema Nacional de Orientación Profesional, con la Finalidad de Articular los Servicios y Programas de Orientación Existentes en las Instituciones de Educación Superior.
RESULTADO:	Asesorar a las Instituciones de Educación Superior a los Fines de Articular y/o Crear Programas y/o Servicios de Orientación, Mediante la Implementación de la Política de Orientación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	25.000					25.000
4.03	Servicios no personales	775.000					775.000
	TOTAL	**800.000**					**800.000**

PROYECTO:	COD. N.E: 107453 COD. PPTO: 350114000 Supervisión y Seguimiento de Instituciones de Educación Superior (IES) Privadas
UNIDAD DE MEDIDA:	Institución
CANTIDAD:	20
ASIGNACIÓN PRESUPUESTARIA:	500.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Garantizar el Ingreso de Todos los Bachilleres a la Educación Superior.
OBJETIVOS ESPECÍFICOS:	Constatar las Mejoras en la Calidad del Servicio Educativo y la Inclusión de todo Estudiante, esto Ayudará Parcialmente en el Logro de las Políticas Ministeriales ya que en un Año no Alcanza Supervisar a Todas las Instituciones de Educación Superior (IES).
RESULTADO:	Cantidad de Instituciones de Educación Superior (IES) Supervisadas 2 Veces

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	146.000					146.000
4.03	Servicios no personales	304.000					304.000
4.04	Activos reales	50.000					50.000
	TOTAL	**500.000**					**500.000**

PROYECTO: COD. N.E: 106984 COD. PPTO: 350115000 Acompañamiento de Instituciones de Educación Superior (IES) Oficiales
UNIDAD DE MEDIDA: Instrumento
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 300.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Garantizar el Ingreso de Todas y Todos los Bachilleres a la Educación Superior.
OBJETIVOS ESPECÍFICOS: Diseñar Indicadores de Gestión que Permitan Construir Instrumentos para Recoger Información del Funcionamiento de las Instituciones de Educación Superior (IES) Oficiales para Garantizar la Calidad del Sistema Educativo.
RESULTADO: Elaborar Instrumento de Indicadores que Permitan Acompañar las Instituciones de Educación Superior (IES) Oficiales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.000					9.000
4.03	Servicios no personales	291.000					291.000
	TOTAL	**300.000**					**300.000**

PROYECTO:	COD. N.E: 107028 COD. PPTO: 350116000 Seguimiento y Automatización de los Proyectos de Creación de Instituciones (más extensiones) y Programas de Educación Superior.
UNIDAD DE MEDIDA:	Solicitud
CANTIDAD:	30
ASIGNACIÓN PRESUPUESTARIA:	501.875
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Garantizar los Accesos al Conocimiento para Universalizar la Educación Superior con Pertinencia.
OBJETIVOS ESPECÍFICOS:	Dar Respuestas a las Solicitudes de Creación de Instituciones y Programas de Educación Superior Mediante la Aplicación de Criterios de Pertinencia y Calidad.
RESULTADO:	Respuestas a las Solicitudes de Creación de Instituciones de Educación Superior (IES) y Programas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	22.000					22.000
4.03	Servicios no personales	479.875					479.875
	TOTAL	**501.875**					**501.875**

PROYECTO:	COD. N.E: 107406 COD. PPTO: 350117000 Fortalecer la Organización y Participación en el Poder Popular Estudiantil
UNIDAD DE MEDIDA:	Organización
CANTIDAD:	100
ASIGNACIÓN PRESUPUESTARIA:	4.564.166
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Democracia Participativa y Protagónica.
OBJETIVOS ESPECÍFICOS:	Determinar Políticas Dentro de las Instituciones de Educación Superior (IES) y Educación Media Diversificada del País que Articule y Ejecute Lineamientos que Coadyuven al Fortalecimiento de la Revolución Bolivariana Dentro de los Espacios Universitarios, a través de la Organización y Participación en el Poder Popular Estudiantil.
RESULTADO:	Contribuir con la Formación del Nuevo Ser Republicano que este Apto para la Inserción Laboral y el Plan Socialista a través de la Organización y Participación Protagónica de los Estudiantes Universitarios en el Nuevo Modelo Socialista.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	277.000					277.000
4.03	Servicios no personales	3.739.046					3.739.046
4.04	Activos reales	173.120					173.120
4.07	Transferencias y donaciones	375.000					375.000
	TOTAL	**4.564.166**					**4.564.166**

PROYECTO: COD. N.E: 106820 COD. PPTO: 350118000 Formulación y Conceptualización de un Sistema de Gestión Académica y Administrativa en el Marco de la Misión Alma Mater

UNIDAD DE MEDIDA: Documento

CANTIDAD: 3

ASIGNACIÓN PRESUPUESTARIA: 364.000

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.

OBJETIVO ESTRATÉGICO: Apoyar y Sustentar los Lineamientos del Estado en Materia de Tecnología de Información y Comunicación (TIC), en la Educación Superior de Manera Articulada, Estandarizada y Armónica.

OBJETIVOS ESPECÍFICOS: Disponer de Soluciones Tecnológicas que Permitan Hacer Seguimiento y Control Efectivo de los Procesos Administrativos y de Gestión Académica en el Marco de la Misión Alma Mater

RESULTADO: Formular y Conceptualizar un Sistema de Gestión Académico y Administrativo en el Marco de la Misión Alma Mater, Definido por una Estructura Organizativa Conformada por Actores del Sector Universitario

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	64.000					64.000
4.03	Servicios no personales	300.000					300.000
	TOTAL	**364.000**					**364.000**

PROYECTO: COD. N.E: 106512 COD. PPTO: 350119000 Modernización de la Plataforma de Tecnología de la Información y la Comunicación del Ministerio del Poder Popular para la Educación Superior.
UNIDAD DE MEDIDA: Servicio de Telecomunicación.
CANTIDAD: 16
ASIGNACIÓN PRESUPUESTARIA: 2.936.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Sustentar y Apoyar Tecnológicamente las Políticas Impulsadas por este Ministerio en Materia de Educación Superior, como lo son la Misión Alma Mater y la Misión Sucre.
OBJETIVOS ESPECÍFICOS: Disponer Servicios de Información y Comunicación Confiables y Oportunos que Permitan Recopilar, Procesar y Almacenar Información para la Toma de Decisiones en Base al Manejo de Información Estadística, Cualitativa e Indicadores de Gestión.
RESULTADO: Puesta en Marcha de Servicios de Información y Comunicación Soportados por una Plataforma Tecnológica de Calidad que Incremente la Productividad de su Operación y Administración.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	51.000					51.000
4.03	Servicios no personales	1.216.286					1.216.286
4.04	Activos reales	1.668.714					1.668.714
	TOTAL	2.936.000					2.936.000

PROYECTO: COD. N.E: 106783 COD. PPTO: 350120000 Plan Nacional Estratégico de Desarrollo Científico Tecnológico Sustentable
UNIDAD DE MEDIDA: Empresa
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 2.937.500
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Fortalecer Nuestras Capacidades para la Generación y Socialización del Conocimiento.
OBJETIVOS ESPECÍFICOS: Estrechar vínculos entre la Educación Superior y la Producción Socialista, Mediante el Apoyo para la Creación de Empresas de Producción Socialista Universitaria.
RESULTADO: Empresas Socialistas Universitarias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	232.600					232.600
4.03	Servicios no personales	2.704.900					2.704.900
	TOTAL	2.937.500					2.937.500

PROYECTO: COD. N.E: 106784 COD. PPTO: 350121000 Redes de Innovación Tecnológica Universitaria
UNIDAD DE MEDIDA: Red Social
CANTIDAD: 5
ASIGNACIÓN PRESUPUESTARIA: 10.125.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Desarrollo de Nuestras Capacidades para la Generación y Socialización de Conocimiento.
OBJETIVOS ESPECÍFICOS: Generar Vínculos entre los Investigadores Universitarios y las Unidades de Investigación de las Empresas Productivas Socialistas y las Comunidades.
RESULTADO: Redes de Innovación Tecnológica Universitaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	500.000					500.000
4.03	Servicios no personales	9.625.000					9.625.000
	TOTAL	**10.125.000**					**10.125.000**

PROYECTO: COD. N.E: 106782 COD. PPTO: 350122000 Diseño, Procura y Dotación Estratégica de la Educación Superior
UNIDAD DE MEDIDA: Dotación
CANTIDAD: 40
ASIGNACIÓN PRESUPUESTARIA: 6.545.500
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Fortalecer Nuestras Capacidades para la Generación y Socialización de Conocimientos.
OBJETIVOS ESPECÍFICOS: Producir y Construir Espacios para la Formación y el Intercambio Académico en Educación Superior.
RESULTADO: Salas de Informática y Bibliotecas Actualizadas y Dotadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.000					20.000
4.03	Servicios no personales	4.090.200					4.090.200
4.04	Activos reales	2.435.300					2.435.300
	TOTAL	**6.545.500**					**6.545.500**

PROYECTO:	COD. N.E: 107175 COD. PPTO: 350123000 Dotación y Producción de Contenidos Multimedia
UNIDAD DE MEDIDA:	Programa
CANTIDAD:	20
ASIGNACIÓN PRESUPUESTARIA:	1.500.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Coordinar Planes, Programas, Proyectos y Otras Acciones Dirigidas a Garantizar el Acceso a la Información e Intercambios Académicos, la Promoción de Publicaciones y el Uso de Tecnologías de Información y Comunicación y Otros Medios en Apoyo a la Educación Superior.
OBJETIVOS ESPECÍFICOS:	Promover, Evaluar, Producir y Distribuir Programas Audiovisuales y Otros Materiales Multimedia Educativos, Procurando la Participación de Docentes y Otros Especialistas Conforme a las Necesidades Detectadas en Materia de Formación, Intercambio Académico y Divulgación.
RESULTADO:	Contenidos Multimedia de Radio y TV.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	750.000					750.000
4.04	Activos reales	750.000					750.000
	TOTAL	**1.500.000**					**1.500.000**

PROYECTO: COD. N.E: 107363 COD. PPTO: 350124000 Fondo Editorial del Ministerio del Poder Popular para la Educación Superior
UNIDAD DE MEDIDA: Publicación
CANTIDAD: 48
ASIGNACIÓN PRESUPUESTARIA: 2.880.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Coordinar Planes, Programas, Proyectos y Otras Acciones Dirigidas a Garantizar el Acceso a la Información e Intercambios Académicos, la Promoción de Publicaciones y el Uso de Tecnologías de Información y Comunicación y Otros Medios en Apoyo a la Educación Superior.
OBJETIVOS ESPECÍFICOS: Promover, Evaluar, Producir y Distribuir Libros, Revistas y Otros Materiales Educativos, Procurando la Participación de Autores Nacionales y Conforme a las Necesidades Detectadas en Materia de Formación, Intercambio Académico y Divulgación.
RESULTADO: Libros Técnicos y Especializados, Revistas Pedagógicas, Folletos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	2.680.000					2.680.000
4.04	Activos reales	200.000					200.000
	TOTAL	**2.880.000**					**2.880.000**

PROYECTO:	COD. N.E: 106785 COD. PPTO: 350125000 Plan Nacional de Formación de Formadores
UNIDAD DE MEDIDA:	Persona Capacitada
CANTIDAD:	750
ASIGNACIÓN PRESUPUESTARIA:	10.250.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Desarrollo de Nuestras Capacidades para la Generación y Socialización de Conocimientos
OBJETIVOS ESPECÍFICOS:	Fortalecer la Formación Docente.
RESULTADO:	Programa de Formación de Formadores, Programa de Formación Permanente e Intercambio Académico Internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.820.000					1.820.000
4.03	Servicios no personales	8.430.000					8.430.000
	TOTAL	**10.250.000**					**10.250.000**

PROYECTO: COD. N.E: 106781 COD. PPTO: 350126000 Programas Nacionales de Formación en el Marco de la Construcción de una Propuesta Educativa Transformadora y Liberadora
UNIDAD DE MEDIDA: Producto
CANTIDAD: 20
ASIGNACIÓN PRESUPUESTARIA: 3.606.480
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Desarrollar Programas Nacionales con Eje en la Formación Ética, Transformación Social, Comprensión de Nuestras Realidades y Entornos, Producción Socialista y con Propuestas Formativas y de Titulación Adaptadas a las Diversidad de Necesidades y Expectativas de Formación.
OBJETIVOS ESPECÍFICOS: Ofrecer una Alternativa de Formación de Talento Humano, Cónsona con las Necesidades Económicas, Culturales, Sociales y Políticas que Demanda la Nación, en el Marco de la Construcción del Socialismo del Siglo XXI.
RESULTADO: Programa Nacional de Formación, Operativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	200.000					200.000
4.03	Servicios no personales	3.406.480					3.406.480
	TOTAL	3.606.480					3.606.480

PROYECTO: COD. PPTO: 359999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 5.865.473.167
ASIGNACIÓN PRESUPUESTARIA: 5.865.473.167
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO: Transformación y Desarrollo de las Instituciones de Educación Superior.
OBJETIVOS ESPECÍFICOS: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.
RESULTADO: 5.865.473.167

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.456.588.418		1.408.884.749			5.865.473.167
	TOTAL	**4.456.588.418**		**1.408.884.749**			**5.865.473.167**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.456.588.418		1.408.884.749			5.865.473.167
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.456.588.418		1.408.884.749			5.865.473.167
4.07.01.03.00	Transferencias corrientes internas al sector público	4.456.588.418		1.408.884.749			5.865.473.167
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.456.588.418		1.408.884.749			5.865.473.167
	- A0006 Colegio Universitario Francisco de Miranda	27.403.229					27.403.229
	- A0007 Colegio Universitario de Caracas	39.302.836					39.302.836
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	13.307.968					13.307.968
	- A0009 Colegio Universitario Cecilio Acosta, de Los Teques	43.882.670					43.882.670
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	756.922.278		434.502.585			1.191.424.863
	- A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	33.382.993					33.382.993
	- A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	50.173.551					50.173.551
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	40.156.932					40.156.932
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	31.677.529					31.677.529

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	36.833.947					36.833.947
	- A0032 Instituto Universitario de Tecnología de los Llanos	30.103.589					30.103.589
	- A0033 Instituto Universitario de Tecnología de Maracaibo	42.084.318					42.084.318
	- A0034 Instituto Universitario de Tecnología de Ejido	34.442.100					34.442.100
	- A0035 Instituto Universitario de Tecnología de Yaracuy	28.817.018					28.817.018
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	25.990.688					25.990.688
	- A0038 Instituto Universitario de Tecnología de Valencia	24.394.108					24.394.108
	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	35.417.520					35.417.520
	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre	41.651.371					41.651.371
	- A0041 Instituto Universitario Experimental de Tecnología de La Victoria	26.477.611					26.477.611
	- A0042 Instituto Universitario de Tecnología de Cabimas	36.287.719					36.287.719
	- A0043 Instituto Universitario de Tecnología del Estado Portuguesa	29.635.962					29.635.962
	- A0045 Instituto Universitario de Tecnología de Cumana	34.447.020					34.447.020

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	15.506.097					15.506.097
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	24.516.690					24.516.690
	- A0058 Instituto Universitario de Barlovento	15.963.152					15.963.152
	- A0060 Instituto Universitario de Tecnología de Caripito	20.422.892					20.422.892
	- A0080 Universidad del Zulia (LUZ)	214.963.471		134.567.731			349.531.202
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	60.967.238		27.589.627			88.556.865
	- A0082 Universidad de Oriente (UDO)	158.237.176		93.620.935			251.858.111
	- A0083 Universidad de Los Andes (ULA)	229.424.945		99.187.409			328.612.354
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	53.412.857		14.995.565			68.408.422
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	52.968.539		18.490.060			71.458.599
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	99.134.006		42.074.707			141.208.713
	- A0087 Universidad Nacional Abierta (UNA)	65.171.554		7.875.922			73.047.476

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	56.071.611					56.071.611
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	110.472.842		51.788.225			162.261.067
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	201.347.700		72.075.793			273.423.493
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	108.919.046		47.727.331			156.646.377
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	18.929.760		33.745.758			52.675.518
	- A0093 Universidad Central de Venezuela (UCV)	276.813.563		112.773.351			389.586.914
	- A0094 Universidad de Carabobo (UC)	222.928.151		105.195.078			328.123.229
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	88.567.445		39.681.035			128.248.480
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	75.013.157		147.820			75.160.977
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	10.659.990		3.923.987			14.583.977
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	36.499.987		16.298.425			52.798.412

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	33.648.769		8.475.019			42.123.788
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	3.259.511					3.259.511
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	460.589.330		32.893.342			493.482.672
	- A0413 Fundación Poliedro de Caracas	3.874.564		414.436			4.289.000
	- A0427 Fundación Centro Internacional Miranda	4.475.548					4.475.548
	- A0466 Fundación "Dr. Alejandro Próspero Reverend"	34.850.048					34.850.048
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	12.375.422		5.137.448			17.512.870
	- A0923 Instituto Universitario de Tecnología del Estado Apure	7.461.867					7.461.867
	- A0924 Instituto Universitario de Tecnología del Estado Barinas	10.809.350					10.809.350
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	12.540.215					12.540.215
	- A0942 Universidad Bolivariana de Venezuela (UBV)	139.277.942		2.703.160			141.981.102
	- A0946 Instituto Universitario de Tecnología La Fría	7.229.432					7.229.432
	- A0952 Universidad Iberoamericana del Deporte	18.527.943		3.000.000			21.527.943

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	4.736.239					4.736.239
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	23.227.412					23.227.412

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	174.366.148					174.366.148
4.03	Servicios no personales	1.342.126					1.342.126
	TOTAL	**175.708.274**					**175.708.274**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.332.000					5.332.000
4.03	Servicios no personales	17.691.226					17.691.226
4.04	Activos reales	2.342.000					2.342.000
4.07	Transferencias y donaciones	3.227.534.561		1.206.115.251			4.433.649.812
	TOTAL	**3.252.899.787**		**1.206.115.251**			**4.459.015.038**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.199.554.465		1.196.771.713			4.396.326.178
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.199.554.465		1.196.771.713			4.396.326.178
4.07.01.03.00	Transferencias corrientes internas al sector público	3.199.554.465		1.196.771.713			4.396.326.178
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.199.554.465		1.196.771.713			4.396.326.178
	- A0006 Colegio Universitario Francisco de Miranda	13.840.108					13.840.108
	- A0007 Colegio Universitario de Caracas	27.360.467					27.360.467
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	7.716.477					7.716.477
	- A0009 Colegio Universitario Cecilio Acosta, de Los Teques	18.039.120					18.039.120
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	141.000.000					141.000.000
	- A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	20.343.739					20.343.739
	- A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	24.097.501					24.097.501
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	18.029.536					18.029.536
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	28.589.355					28.589.355

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	28.356.622					28.356.622
	- A0032 Instituto Universitario de Tecnología de los Llanos	13.373.877					13.373.877
	- A0033 Instituto Universitario de Tecnología de Maracaibo	35.051.930					35.051.930
	- A0034 Instituto Universitario de Tecnología de Ejido	6.067.442					6.067.442
	- A0035 Instituto Universitario de Tecnología de Yaracuy	13.553.869					13.553.869
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	11.447.069					11.447.069
	- A0038 Instituto Universitario de Tecnología de Valencia	16.155.302					16.155.302
	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	14.207.859					14.207.859
	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre	11.779.638					11.779.638
	- A0041 Instituto Universitario Experimental de Tecnología de La Victoria	12.923.102					12.923.102
	- A0042 Instituto Universitario de Tecnología de Cabimas	29.890.646					29.890.646
	- A0043 Instituto Universitario de Tecnología del Estado Portuguesa	11.893.087					11.893.087
	- A0045 Instituto Universitario de Tecnología de Cumana	15.690.475					15.690.475

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	7.916.323					7.916.323
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	10.507.153					10.507.153
	- A0058 Instituto Universitario de Barlovento	3.099.303					3.099.303
	- A0060 Instituto Universitario de Tecnología de Caripito	9.436.827					9.436.827
	- A0080 Universidad del Zulia (LUZ)	333.617.261		105.815.338			439.432.599
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	90.265.603		38.679.223			128.944.826
	- A0082 Universidad de Oriente (UDO)	291.261.638		103.345.342			394.606.980
	- A0083 Universidad de Los Andes (ULA)	261.983.143		116.143.130			378.126.273
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	22.452.320		18.247.863			40.700.183
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	24.234.031		15.339.402			39.573.433
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	136.637.637		61.238.275			197.875.912
	- A0087 Universidad Nacional Abierta (UNA)	48.189.713		41.797.950			89.987.663

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	5.105.623		26.807.307			31.912.930
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	107.323.740		43.648.248			150.971.988
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	220.929.390		112.962.172			333.891.562
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	83.299.996		36.501.297			119.801.293
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	63.455.343		2.354.643			65.809.986
	- A0093 Universidad Central de Venezuela (UCV)	431.420.702		195.091.496			626.512.198
	- A0094 Universidad de Carabobo (UC)	272.800.701		112.028.780			384.829.481
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	80.466.868		34.388.258			114.855.126
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	30.181.749		45.947.627			76.129.376
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	7.290.448		3.941.732			11.232.180
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	9.815.593					9.815.593

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)			6.269.565			6.269.565
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)	1.396.933					1.396.933
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	54.739.692					54.739.692
	- A0413 Fundación Poliedro de Caracas	2.618.277					2.618.277
	- A0427 Fundación Centro Internacional Miranda	1.534.474		383.618			1.918.092
	- A0466 Fundación "Dr. Alejandro Próspero Reverend"	21.549.952		3.600.000			25.149.952
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	11.073.025		5.137.448			16.210.473
	- A0923 Instituto Universitario de Tecnología del Estado Apure	2.386.528					2.386.528
	- A0924 Instituto Universitario de Tecnología del Estado Barinas	530.269					530.269
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	7.347.865					7.347.865
	- A0942 Universidad Bolivariana de Venezuela (UBV)	1.895.933		59.157.944			61.053.877
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	1.300.000					1.300.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0946 Instituto Universitario de Tecnología La Fría	909.889					909.889
	- A0952 Universidad Iberoamericana del Deporte	6.449.880		7.945.055			14.394.935
	- A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)	1.263.761					1.263.761
	- A1322 Universidad Nacional Experimental de las Artes (UNEARTE)	13.459.661					13.459.661

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	23.612.232		9.343.538			32.955.770
4.07.01.00.00	Transferencias y donaciones corrientes internas	23.612.232		9.343.538			32.955.770
4.07.01.01.00	Transferencias corrientes internas al sector privado	23.612.232		9.343.538			32.955.770
4.07.01.01.70	Subsidios educacionales al sector privado	23.612.232		9.343.538			32.955.770
	- S0397 Fe y Alegría – Instituto Universitario Jesús Obrero	11.741.116		4.671.769			16.412.885
	- S0622 Fundación La Salle de Ciencias Naturales	11.741.116		4.671.769			16.412.885
	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (IUTSI)	100.000					100.000
	- S1508 Instituto Universitario de la Audición y el Lenguaje	30.000					30.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.367.864					2.367.864
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.367.864					2.367.864
4.07.02.01.00	Transferencias corrientes al exterior	2.367.864					2.367.864
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.367.864					2.367.864
	- I0161 Universidad Latinoamericana y del Caribe	1.500.000					1.500.000
	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO – IESAL	867.864					867.864

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	289.443					289.443
	TOTAL	**289.443**					**289.443**

Ministerio del Poder Popular para la Comunicación y la Información

MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para la Comunicación y la información, creado mediante Decreto Presidencial N° 1.928, de fecha 19 de agosto de 2002, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 37.509, de fecha 20 de Agosto de 2002, es el órgano rector de la política de comunicación, información y publicitaria del Ejecutivo Nacional.

Como instrumento idóneo para la aplicación de dicha política, lleva a cabo su formulación, dirección, ejecución, supervisión y evaluación, enunciando oportunamente el Plan Estratégico Comunicaciónal del Ejecutivo Nacional, y conduciendo sistemáticamente su realización, mediante el concurso de diversos Órganos y Entes de la Administración Pública Nacional, a fin de concretar el logro efectivo de los objetivos y metas, concebidos como producto final del mencionado plan.

En este orden de ideas, y a tono con los avances tecnológicos necesarios, que coadyuven en términos de cantidad y calidad, a la concreción de las políticas adoptadas en el orden comunicacional, se aspira continuar avanzando con el fortalecimiento operativo, requiriendo incrementar las habilidades y competencias puestas en uso hasta ahora.

Para el 2010, este Ministerio concentrará sus esfuerzos principalmente en dirección a:

- Mantener la difusión y puesta al aire del Programa "Aló Presidente", manteniendo a los venezolanos y venezolanas en contacto con el Primer Mandatario Nacional, brindando información de primera mano del cotidiano acontecer de nuestro país.
- Diseñar, elaborar y ejecutar Campañas Comunicacionales, para difundir los logros de la gestión del Gobierno Nacional.
- Integrar y apoyar a los Medios de Comunicación Alternativos, Comunitarios y diversas Organizaciones Sociales, en la difusión del diario acontecer de la vida nacional, a los efectos de promover la pluralidad, el equilibrio informativo y la participación ciudadana, para lo cual se le brindará la asesoría necesaria y el debido apoyo, en la búsqueda de convenios académicos, de financiamiento o de cualquier otra índole, orientados a proporcionarle fortaleza en sus funciones.
- Promover la aplicación de la Ley de Responsabilidad Social en Radio y Televisión, mediante talleres de capacitación y concursos de radio y televisión, a los Productores Nacionales Independientes, estimulando con ello su masiva participación, así como el debido ajuste de programación por parte de los prestadores de servicios, a los fines de propiciar el fin primordial de dicho instrumento legal, como lo es el desarrollo integral del ser humano.
- Establecer mecanismo que permitan disminuir la contraofensiva comunicacional y aumentar el posicionamiento de la agenda de gobierno.
- Disponer de información real y veraz, de las opiniones del pueblo venezolano sobre diferentes temas de interés nacional.
- Fortalecer las políticas comunicacionales, que permitan la coordinación y la cobertura periodística informativa, de la Agenda Nacional e Internacional Presidencial.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.756	360034000	Desarrollo de la Industria Audiovisual Nacional Independiente	Hora			1.500.000	5.229.483			5.229.483
107.836	360035000	Difundir Campañas Comunicacionales	Campaña Publicitaria			100	29.104.679			29.104.679
107.919	360036000	Socialización Comunicacional de la Gestión Presidencial	Hora			1.825	20.000.950			20.000.950
107.964	360037000	Producción del Programa Aló Presidente	Programa			52	5.792.810			5.792.810
107.976	360038000	Fortalecimiento de los Medios Alternativos y Comunitarios	Medio Alternativo Comunitario			510	4.943.717			4.943.717
107.775	360039000	Consolidación de las Oficinas de Información Regional	Oficina Regional Activada			6	5.769.089			5.769.089
	369999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			87.808.808	87.808.808			87.808.808
						TOTAL	158.649.536			158.649.536

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
360001000	Dirección y Coordinación de los Gastos de los Trabajadores	59.641.547			59.641.547
360002000	Gestión Administrativa	117.345.015			117.345.015
360003000	Previsión y Protección Social	1.916.538			1.916.538
	TOTAL	**178.903.100**			**178.903.100**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**52**	**198**	**8**	**258**	**3.152.234**		**3.152.234**
Directivo	59	5	5	19	267.937		267.937
Profesional y Técnico	5	3	1	9	126.918		126.918
Administrativo	9	28		37	521.773		521.773
Obrero	29	162	2	193	2.235.606		2.235.606
Personal Contratado	**281**	**192**	**255**	**728**	**22.807.802**		**22.807.802**
Directivo	54	26	34	114	3.667.854		3.667.854
Profesional y Técnico	130	126	164	420	13.677.547		13.677.547
Administrativo	96	40	57	193	5.422.261		5.422.261
Personal Docente	1			1	40.140		40.140
TOTAL	**333**	**390**	**263**	**986**	**25.960.036**		**25.960.036**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados	**16**	**6**	**22**	**326.538**
Obreros	1	3	4	59.371
Empleados	15	3	18	267.167
Jubilados	**21**	**59**	**80**	**1.590.000**
Obreros		3	3	46.765
Empleados	21	56	77	1.543.235
TOTAL	**37**	**65**	**102**	**1.916.538**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	72.707.813			72.707.813
4.02	Materiales, suministros y mercancías	15.274.063			15.274.063
4.03	Servicios no personales	79.875.270			79.875.270
4.04	Activos reales	3.475.900			3.475.900
4.07	Transferencias y donaciones	165.719.590			165.719.590
4.11	Disminución de pasivos	500.000			500.000
	TOTAL	**337.552.636**			**337.552.636**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	162.781.284			162.781.284
4.07.01.00.00	Transferencias y donaciones corrientes internas	162.781.284			162.781.284
4.07.01.03.00	Transferencias corrientes internas al sector público	162.781.284			162.781.284
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	52.685.432			52.685.432
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	15.518.537			15.518.537
	- A0468 Fundación Televisora Venezolana Social (TEVES)	12.659.859			12.659.859
	- A0474 Fundación Premio Nacional de Periodismo	4.083			4.083
	- A0490 Fundación Ávila TV	13.885.007			13.885.007
	- A1601 Fundación El Correo del Orinoco	10.617.946			10.617.946
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	110.095.852			110.095.852
	- A0608 C.A. Venezolana de Televisión (VTV)	22.052.658			22.052.658
	- A1207 Corporación Venezolana de Telecomunicaciones (COVETEL)	23.110.369			23.110.369
	- A1214 La Nueva Television del Sur, C.A. (T.V. SUR)	16.335.302			16.335.302
	- A1528 Radio Mundial, C.A.	5.553.445			5.553.445
	- A1529 Radio Zulia, C.A.	1.830.695			1.830.695
	- A1530 Radio Margarita, C.A.	1.980.877			1.980.877
	- A1531 Radiodifusora Los Andes, C.A.	1.252.929			1.252.929
	- A1539 Radio Nacional de Venezuela, C.A.	21.644.275			21.644.275
	- A1540 Agencia Venezolana de Noticias, C.A.	16.335.302			16.335.302

PROYECTO: Cód. N.E: 107756 Cód. Ppto.: 360034000 Desarrollo de la Industria Audiovisual Nacional Independiente

UNIDAD DE MEDIDA: Hora

CANTIDAD: 1.500.000

ASIGNACIÓN PRESUPUESTARIA: 5.229.483

DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Promover la Aplicación de la Ley de Responsabilidad Social en Radio y Televisión, con Miras a Coadyuvar en la Construcción de un Nuevo Modelo Comunicacional, Enmarcado en una Visión Socialista del Uso de los Medios de Comunicación Como Aliados en el Desarrollo Social y Económico del País.

OBJETIVOS ESPECÍFICOS: Impulsar Acciones de Fomento de la Ley de Responsabilidad Social en Radio y Televisión para el Desarrollo del Sector de los Productores Nacionales Independientes y la Democratización de los Servicios de Radio y Televisión.

RESULTADO: Difusión de las Horas Establecidas para la Producción Nacional Independiente en los Prestadores de Servicio de Radio y Televisión Según lo Contemplado en la Ley de Responsabilidad Social en Radio y Televisión.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.343.863					3.343.863
4.02	Materiales, suministros y mercancías	15.868					15.868
4.03	Servicios no personales	1.421.752					1.421.752
4.07	Transferencias y donaciones	448.000					448.000
	TOTAL	5.229.483					5.229.483

PROYECTO: Cód. N.E: 107836 Cód. Ppto.: 360035000 Difundir Campañas Comunicacionales

UNIDAD DE MEDIDA: Campaña Publicitaria

CANTIDAD: 100

ASIGNACIÓN PRESUPUESTARIA: 29.104.679

DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Establecer Mecanismos que Permitan Disminuir la Contraofensiva Comunicacional y Fortalecer el Posicionamiento de la Gestión Comunicacional

OBJETIVOS ESPECÍFICOS: Difundir y Fortalecer la Imagen de la Administración Pública Nacional y del Gobierno Bolivariano, a Través de la Profundización y Democratización de los Medios de Comunicación

RESULTADO: Elaboración de Campañas Comunicacionales a Través de Distintos Medios Publicitarios que nos Permitan Difundir los Logros de Gobierno

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.296.572					2.296.572
4.02	Materiales, suministros y mercancías	584.600					584.600
4.03	Servicios no personales	25.950.507					25.950.507
4.04	Activos reales	273.000					273.000
	TOTAL	**29.104.679**					**29.104.679**

PROYECTO:	Cód. N.E: 107919 Cód. Ppto.: 360036000 Socialización Comunicacional de la Gestión Presidencial
UNIDAD DE MEDIDA:	Hora
CANTIDAD:	1.825
ASIGNACIÓN PRESUPUESTARIA:	20.000.950
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Garantizar la Cobertura y la Difusión Comunicacional de las Actividades Presidenciales
OBJETIVOS ESPECÍFICOS:	Renovar la Plataforma Tecnológica, Mejoramiento y Acondicionamiento de los Espacios Físicos de Trabajo y Mantenimiento del Sistema de Cobertura y Difusión Comunicacional de las Actividades Presidenciales
RESULTADO:	Cobertura y Difusión Comunicacional de la Agenda Presidencial, Mantenimiento y Renovación de los Equipos Audiovisuales, Transmisión, Informática y Transporte, así como Acondicionamiento del Área de Archivo, Sala de Camarógrafos y Conductores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.158.918					2.158.918
4.02	Materiales, suministros y mercancías	5.787.789					5.787.789
4.03	Servicios no personales	11.667.243					11.667.243
4.04	Activos reales	387.000					387.000
	TOTAL	**20.000.950**					**20.000.950**

PROYECTO: Cód. N.E: 107964 Cód. Ppto.: 360037000 Producción del Programa Aló Presidente

UNIDAD DE MEDIDA: Programa

CANTIDAD: 52

ASIGNACIÓN PRESUPUESTARIA: 5.792.810

DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Establecer Mecanismos que Permitan Aumentar el Posicionamiento de la Agenda del Gobierno y Disminuir la Contraofensiva Comunicacional

OBJETIVOS ESPECÍFICOS: Propiciar un Espacio de Participación Protagónica, que Funja Como Vínculo de Comunicación entre el Soberano y el Presidente de la República Bolivariana de Venezuela

RESULTADO: Programa Radial - Televisivo Producido, Complementando con Publicaciones de página Web y Atención y Solución de Casos Sociales por Medio del 0800ALÓ en Oficinas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	807.037					807.037
4.02	Materiales, suministros y mercancías	136.375					136.375
4.03	Servicios no personales	4.842.898					4.842.898
4.04	Activos reales	6.500					6.500
	TOTAL	**5.792.810**					**5.792.810**

PROYECTO:	Cód. N.E: 107976 Cód. Ppto: 360038000 Fortalecimiento de los Medios Alternativos y Comunitarios
UNIDAD DE MEDIDA:	Medio Alternativo Comunitario
CANTIDAD:	510
ASIGNACIÓN PRESUPUESTARIA:	4.943.717
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Consolidación del Sistema Público Nacional de Medios Alternativos y Comunitarios
OBJETIVOS ESPECÍFICOS:	Fortalecer a los Medios Alternativos y Comunitarios en la Democratización de la Comunicación para la Construcción del Poder Comunal y la Comunicación Socialista Participativa
RESULTADO:	Medios Alternativos y Comunitarios Beneficiados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.754.568					1.754.568
4.02	Materiales, suministros y mercancías	314.300					314.300
4.03	Servicios no personales	2.003.281					2.003.281
4.04	Activos reales	597.800					597.800
4.07	Transferencias y donaciones	273.768					273.768
	TOTAL	**4.943.717**					**4.943.717**

PROYECTO: Cód. N.E: 107775 Cód. Ppto.: 360039000 Consolidación de las Oficinas de Información Regional

UNIDAD DE MEDIDA: Oficina Regional Activada

CANTIDAD: 6

ASIGNACIÓN PRESUPUESTARIA: 5.769.089

DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Establecer Mecanismos que Permitan Disminuir la Contraofensiva Comunicacional y Aumentar el Posicionamiento de la Agenda del Gobierno Bolivariano

OBJETIVOS ESPECÍFICOS: Articular la Ejecución y Aplicación de las Políticas de Información y Comunicación del Ministerio en el Ámbito Regional para la Consolidación del Sistema de Comunicación e Información de la Administración Pública

RESULTADO: Oficinas de Información Regional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.908.847					2.908.847
4.02	Materiales, suministros y mercancías	214.794					214.794
4.03	Servicios no personales	2.175.848					2.175.848
4.04	Activos reales	469.600					469.600
	TOTAL	5.769.089					5.769.089

PROYECTO:	Cód. Ppto.: 369999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	87.808.808
ASIGNACIÓN PRESUPUESTARIA:	87.808.808
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
OBJETIVOS ESPECÍFICOS:	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	87.808.808					87.808.808
	TOTAL	**87.808.808**					**87.808.808**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	87.808.808					87.808.808
4.07.01.00.00	Transferencias y donaciones corrientes internas	87.808.808					87.808.808
4.07.01.03.00	Transferencias corrientes internas al sector público	87.808.808					87.808.808
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	27.391.588					27.391.588
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	9.226.726					9.226.726
	- A0490 Fundación Ávila TV	11.746.916					11.746.916
	- A1601 Fundación El Correo del Orinoco	6.417.946					6.417.946
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	60.417.220					60.417.220
	- A1207 Corporación Venezolana de Telecomunicaciones (COVETEL)	16.367.430					16.367.430
	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	10.424.319					10.424.319
	- A1528 Radio Mundial, C.A.	3.781.556					3.781.556
	- A1529 Radio Zulia, C.A.	1.246.591					1.246.591
	- A1530 Radio Margarita, C.A.	1.348.856					1.348.856
	- A1531 Radiodifusora Los Andes, C.A.	853.168					853.168
	- A1539 Radio Nacional de Venezuela, C.A.	15.668.991					15.668.991
	- A1540 Agencia Venezolana de Noticias, C.A.	10.726.309					10.726.309

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	59.438.008					59.438.008
4.03	Servicios no personales	203.539					203.539
	TOTAL	**59.641.547**					**59.641.547**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.220.337					8.220.337
4.03	Servicios no personales	31.610.202					31.610.202
4.04	Activos reales	1.742.000					1.742.000
4.07	Transferencias y donaciones	75.272.476					75.272.476
4.11	Disminución de pasivos	500.000					500.000
	TOTAL	**117.345.015**					**117.345.015**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	74.972.476					74.972.476
4.07.01.00.00	Transferencias y donaciones corrientes internas	74.972.476					74.972.476
4.07.01.03.00	Transferencias corrientes internas al sector público	74.972.476					74.972.476
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	25.293.844					25.293.844
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	6.291.811					6.291.811
	- A0468 Fundación Televisora Venezolana Social (TEVES)	12.659.859					12.659.859
	- A0474 Fundación Premio Nacional de Periodismo	4.083					4.083
	- A0490 Fundación Ávila TV	2.138.091					2.138.091
	- A1601 Fundación El Correo del Orinoco	4.200.000					4.200.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	49.678.632					49.678.632
	- A0608 C.A. Venezolana de Televisión (VTV)	22.052.658					22.052.658
	- A1207 Corporación Venezolana de Telecomunicaciones (COVETEL)	6.742.939					6.742.939
	- A1214 La Nueva Television del Sur, C.A. (T.V. SUR)	5.910.983					5.910.983
	- A1528 Radio Mundial, C.A.	1.771.889					1.771.889
	- A1529 Radio Zulia, C.A.	584.104					584.104
	- A1530 Radio Margarita, C.A.	632.021					632.021

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1531 Radiodifusora Los Andes, C.A.	399.761					399.761
	- A1539 Radio Nacional de Venezuela, C.A.	5.975.284					5.975.284
	- A1540 Agencia Venezolana de Noticias, C.A.	5.608.993					5.608.993

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.916.538					1.916.538
	TOTAL	**1.916.538**					**1.916.538**

Ministerio del Poder Popular del Despacho de la Presidencia

MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Los lineamientos que el Ministerio del Poder Popular del Despacho de la Presidencia, contempla para la ejecución del Plan Operativo Anual Institucional y el Presupuesto del año 2010, responden a los principales desafíos que tiene planteado el Gobierno Nacional, durante el citado ejercicio; dichos lineamientos, están orientados al avance y profundización del Proyecto Socialista del Siglo XXI, en beneficio de las mayorías nacionales, desarrollando así una gestión pública más democrática, coherente, transparente y eficaz; además, de exhibir con mayor fuerza, los resultados concretos de la acción gubernamental.

En este contexto, el Ministerio del Poder Popular del Despacho de la Presidencia, altamente comprometido en fortalecer las acciones del Gobierno Nacional, orientadas a la consecución de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007 – 2013, Proyecto Nacional "Simón Bolívar", Primer Plan Socialista, ha estructurado un presupuesto, sobre la base de cuatro (4) Proyectos propios, cuyo norte es reforzar la acción institucional y el desarrollo humano, a través de la continuidad y puesta en marcha de actividades, que permiten la incorporación de nuestros conciudadanos en los procesos activos, llevados a cabo para el desarrollo de la Nación.

Las premisas antes indicadas, dan origen una formulación presupuestaria, orientada fundamentalmente hacia áreas de alcance social, a través de la implementación de dos (2) importantes categorías:

- La atención a las necesidades sociales de los ciudadanos y ciudadanas que acuden al Palacio de Miraflores, en búsqueda de soluciones a sus necesidades individuales y comunitarias, dando de esta manera respuesta oportuna a los requerimientos del soberano, mediante las políticas de Estado, que desarrolla el Gobierno Bolivariano a favor del pueblo.

  Por otra parte, dando cumplimiento a la instrucción emanada del ciudadano Hugo Chávez Frías, Comandante Presidente de la República Bolivariana de Venezuela, se crea una nueva Acción Específica, a objeto de centralizar los recursos destinados al financiamiento de las misiones sociales, de modo que a partir del año 2010, sea el Ministerio del Poder Popular del Despacho de la Presidencia, el órgano responsable de distribuir las asignaciones destinadas a financiar los gastos de funcionamiento de las siguientes misiones sociales: Samuel Róbinson, Identidad, Milagro, Sucre, Piar, Cultura, Barrio Adentro, Negra Hipólita, Che Guevara, Madres del Barrio Josefa Joaquina Sánchez y Barrio Adentro Deportivo.

  Esto posibilitará además, reforzar las acciones de la Vicepresidencia Sectorial para lo Social, abordando dos (2) líneas estratégicas: La Nueva Ética Socialista que propone la re-fundación de la Nación Venezolana y la Suprema Felicidad Social, a partir de la construcción de una estructura social incluyente y un nuevo modelo social, productivo, humanista y endógeno.

- La asistencia socio-económica a los sectores más necesitados del país, con la participación primordial de la Fundaciones Pueblo Soberano, en aras de profundizar la consolidación de la Democracia Protagónica y Revolucionaria, y coadyuvar en el acercamiento de la población a la Suprema Felicidad Social, a través del ejercicio democrático, participativo y protagónico.

Asimismo, se formularon tres (3) Proyectos Institucionales, que permitirán garantizar el suministro oportuno de bienes y servicios, requeridos para cumplir a nivel táctico, estratégico, operativo, administrativo, tecnológico y logístico, con la misión de la institución.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.113	370023000	Proveer Servicios Logísticos y de Mantenimiento a las Áreas Sustantivas y de Apoyo del Ministerio del Poder Popular del Despacho de la Presidencia.	Plataforma Tecnológica			1	76.104.471			76.104.471
107.463	370024000	Atender las Necesidades de los Ciudadanos y Ciudadanas que Acuden al Palacio de Miraflores.	Ayuda Otorgada			98.902	2.851.472.373			2.851.472.373
107.230	370025000	Seguridad, Custodia y Transporte Aéreo Presidencial.	Servicio			365	18.000.000			18.000.000
107.510	370026000	Asesorar y Mantener Informado al Presidente del Consejo de Defensa de la Nación y demás Miembros, de los Estudios Técnicos, Administrativos y de Investigación, Relacionados con la Seguridad, Desarrollo y Defensa Integral de la Nación.	Informe			626	25.000.000			25.000.000
	379999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	Bolívar			50.896.929	50.896.929			50.896.929
						TOTAL	3.021.473.773			3.021.473.773

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
370001000	Dirección y Coordinación de los Gastos de los Trabajadores	240.426.448			240.426.448
370002000	Gestión Administrativa	29.294.188			29.294.188
370003000	Previsión y Protección Social	31.420.659			31.420.659
	TOTAL	**301.141.295**			**301.141.295**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**471**	**639**	**176**	**1.286**	**17.095.804**	**1.028.667**	**18.124.471**
Directivo	4	10	30	44	659.475	39.157	698.632
Profesional y Técnico	187	93	50	330	5.060.009	421.480	5.481.489
Administrativo	117	24	70	211	3.201.299	231.846	3.433.145
Obrero	163	512	26	701	8.175.021	336.184	8.511.205
Personal Contratado	**250**	**382**		**632**	**13.143.231**		**13.143.231**
Profesional y Técnico	188	141		329	9.616.102		9.616.102
Obrero	62	241		303	3.527.129		3.527.129
TOTAL	**721**	**1.021**	**176**	**1.918**	**30.239.035**	**1.028.667**	**31.267.702**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados	**3.040**	**3.183**	**6.223**	**59.508.204**
Obreros	94	51	145	5.727.716
Empleados	88	12	100	4.043.528
Especiales	2.858	3.120	5.978	49.736.960
Jubilados	**221**	**229**	**450**	**21.649.415**
Obreros	43	141	184	8.564.344
Empleados	178	88	266	13.085.071
TOTAL	**3.261**	**3.412**	**6.673**	**81.157.619**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	266.388.274			266.388.274
4.02	Materiales, suministros y mercancías	27.090.919			27.090.919
4.03	Servicios no personales	75.147.411			75.147.411
4.04	Activos reales	4.251.925			4.251.925
4.07	Transferencias y donaciones	2.948.746.987			2.948.746.987
4.11	Disminución de pasivos	989.552			989.552
	TOTAL	**3.322.615.068**			**3.322.615.068**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.789.760.433			2.789.760.433
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.789.760.433			2.789.760.433
4.07.01.03.00	Transferencias corrientes internas al sector público	2.789.760.433			2.789.760.433
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.789.760.433			2.789.760.433
	- A0216 Fundación "Pueblo Soberano"	38.000.000			38.000.000
	- A0415 Fundación Misión Sucre	495.049.325			495.049.325
	- A0423 Fundación Misión Identidad	20.000.000			20.000.000
	- A0425 Fundación Samuel Robinson	301.836.749			301.836.749
	- A0428 Fundación Misión Piar	2.615.964			2.615.964
	- A0446 Fundación Misión Barrio Adentro	841.471.382			841.471.382
	- A0452 Fundación Misión Cultura	54.283.008			54.283.008
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	713.154.892			713.154.892
	- A0460 Fundación Misión Milagro	19.990.000			19.990.000
	- A0480 Fundación Misión Negra Hipólita	254.227.871			254.227.871
	- A0487 Fundación "Misión Che Guevara"	29.131.242			29.131.242
	- A0938 Instituto Nacional de la Juventud	20.000.000			20.000.000

PROYECTO: Cod. N.E: 107113 Cod. Ppto: 370023000 Proveer Servicios Logísticos y de Mantenimiento a las Áreas Sustantivas y de Apoyo del Ministerio del Poder Popular del Despacho de la Presidencia.

UNIDAD DE MEDIDA: Plataforma Tecnológica

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 76.104.471

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria.

OBJETIVO ESTRATÉGICO: Suministrar el Apoyo Técnico, Logístico y Administrativo que Requiera el Ciudadano Presidente de la República en el Cumplimiento de sus Funciones.

OBJETIVOS ESPECÍFICOS: Proveer Servicios Logísticos y de Mantenimiento a las Áreas Sustantivas y de Apoyo del Ministerio del Poder Popular del Despacho de la Presidencia. El Proyecto se encuentra dentro de las Líneas Generales del Plan de Desarrollo Económico-Social de la Nación 2007-2013 "Proyecto Nacional Simón Bolívar".

RESULTADO: Aumentar en un 20% la Atención de los Servicios Logísticos y de Mantenimiento Solicitados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	23.198.955					23.198.955
4.03	Servicios no personales	42.726.009					42.726.009
4.04	Activos reales	2.179.507					2.179.507
4.07	Transferencias y donaciones	8.000.000					8.000.000
	TOTAL	**76.104.471**					**76.104.471**

PROYECTO: Cod. N.E: 107463 Cod. Ppto: 370024000 Atender las Necesidades de los Ciudadanos y Ciudadanas que Acuden al Palacio de Miraflores.

UNIDAD DE MEDIDA: Ayuda Otorgada

CANTIDAD: 98.902

ASIGNACIÓN PRESUPUESTARIA: 2.851.472.373

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Otorgar, Atender y Orientar a los Ciudadanos y Ciudadanas que Acuden al Palacio de Miraflores, en Búsqueda de Soluciones a sus Necesidades Individuales y Comunitarias, Insatisfechas por los Órganos Regulares. Así como, Contribuir a Mejorar la Calidad de Vida del Soberano con el Otorgamiento de Ayudas. Igualmente, se Orientan Recursos para Financiar los Gastos de Funcionamiento de las Misiones Sociales: Samuel Róbinson, Identidad, Milagro, Sucre, Piar, Cultura, Barrio Adentro, Negra Hipólita, Che Guevara, Madres del Barrio Josefa Joaquina Sánchez y Barrio Adentro Deportivo.

OBJETIVOS ESPECÍFICOS: Atención, Orientación y Apoyo a los Ciudadanos y Ciudadanas que Elevan ante el Ciudadano Presidente de la República sus Necesidades Sociales Relacionadas con los Ámbitos de: Salud, Educación, Vivienda, Créditos, Asistencia Legal y Social, Becas y Pensiones; así como Satisfacer Diversas Necesidades de las Personas más Necesitadas a Través de las Misiones Sociales.

RESULTADO: Otorgar Apoyo al Soberano que se Dirige a las Instalaciones del Palacio de Miraflores a Través de Donaciones de: Sillas de Rueda, Colchones Antiescaras, Ortopédicos, para Parálisis Cerebral, Andaderas para Niños Posterior y Anterior, Muletas, Bastones, Collarín, así como Ampliar la Cobertura de Ayudas al Soberano por Medio de las Misiones Sociales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	740.460					740.460
4.07	Transferencias y donaciones	2.850.731.913					2.850.731.913
	-Misiones Sociales	2.768.205.313					2.768.205.313
	. Misión Bario Adentro Deportivo	36.444.880					36.444.880
	. Resto de las Misiones	2.731.760.433					2.731.760.433
	-Resto de Transferencias	82.526.600					82.526.600
	TOTAL	**2.851.472.373**					**2.851.472.373**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.731.760.433					2.731.760.433
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.731.760.433					2.731.760.433
4.07.01.03.00	Transferencias corrientes internas al sector público	2.731.760.433					2.731.760.433
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.731.760.433					2.731.760.433
	- A0415 Fundación Misión Sucre	495.049.325					495.049.325
	- A0423 Fundación Misión Identidad	20.000.000					20.000.000
	- A0425 Fundación Samuel Róbinson	301.836.749					301.836.749
	- A0428 Fundación Misión Piar	2.615.964					2.615.964
	-A0446 Fundación Misión Barrio Adentro	841.471.382					841.471.382
	- A0452 Fundación Misión Cultura	54.283.008					54.283.008
	- A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez	713.154.892					713.154.892
	- A0460 Fundación Misión Milagro	19.990.000					19.990.000
	-A0480 Fundación Misión Negra Hipólita	254.227.871					254.227.871
	-A0487 Fundación "Misión Che Guevara"	29.131.242					29.131.242

PROYECTO: Cod. N.E: 107230 Cod. Ppto: 370025000 Seguridad, Custodia y Transporte Aéreo Presidencial

UNIDAD DE MEDIDA: Servicio

CANTIDAD: 365

ASIGNACIÓN PRESUPUESTARIA: 18.000.000

DIRECTRIZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional.

OBJETIVO ESTRATÉGICO: Prestar al Ciudadano Presidente de la República de Venezuela y a sus Familiares Inmediatos, los Honores y las Distinciones que Correspondan a su Alta Investidura, de Igual Manera Cumplir con la Seguridad y Custodiar las Instalaciones Presidenciales y Lugares donde Ejerza Funciones.

OBJETIVOS ESPECÍFICOS: Prestar Seguridad, Custodia y Transporte Aéreo al Ciudadano Presidente de la República Bolivariana de Venezuela y a sus Familiares Inmediatos Dentro y Fuera del País.

RESULTADO: Seguridad, Custodia y Transporte Aéreo al Ciudadano Presidente de la República Bolivariana de Venezuela y a sus Familiares Inmediatos ya Sea en el Ámbito Nacional e Internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.281.560					7.281.560
4.02	Materiales, suministros y mercancías	2.840.064					2.840.064
4.03	Servicios no personales	7.828.596					7.828.596
4.04	Activos reales	49.780					49.780
	TOTAL	18.000.000					18.000.000

PROYECTO: Cod. N.E: 107510 Cod. Ppto: 370026000 Asesorar y Mantener Informado al Presidente del Consejo de Defensa de la Nación y Demás Miembros, de los Estudios Técnicos, Administrativos y de Investigación, Relacionados con la Seguridad, Desarrollo y Defensa Integral de la Nación.

UNIDAD DE MEDIDA: Informe

CANTIDAD: 626

ASIGNACIÓN PRESUPUESTARIA: 25.000.000

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria.

OBJETIVO ESTRATÉGICO: Consolidarnos como el Máximo Órgano de Apoyo Administrativo, Técnico y de Investigación del Presidente de la República Bolivariana de Venezuela y Demás Miembros del Poder Público Nacional en los Asuntos Relacionados con la Seguridad, Desarrollo y Defensa Integral de la Nación.

OBJETIVOS ESPECÍFICOS: Suministrar Asesoramiento, Apoyo Técnico, de Investigación y Consulta al Consejo de Defensa de la Nación y a los Poderes Públicos en General, en lo Relativo a la Seguridad, Desarrollo y Defensa Integral de la Nación.

RESULTADO: Informe de Resultados de las Comisiones de Trabajos Internas, Asesorías, Artículos, Minutas, Agendas, Notas Informativas, Investigaciones y Apreciaciones, que Permitan Evaluar en un Momento Determinado en Materia de Seguridad, Desarrollo y Defensa Integral de la Nación, Fortaleciendo la Gestión Estratégica Institucional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	20.388.425					20.388.425
4.02	Materiales, suministros y mercancías	1.051.900					1.051.900
4.03	Servicios no personales	2.795.260					2.795.260
4.04	Activos reales	170.000					170.000
4.07	Transferencias y donaciones	594.415					594.415
	TOTAL	**25.000.000**					**25.000.000**

PROYECTO: Cod. Ppto: 379999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: 50.896.929

ASIGNACIÓN PRESUPUESTARIA: 50.896.929

DIRECTRI Z ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

OBJETIVOS ESPECÍFICOS: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	50.896.929					50.896.929
	TOTAL	**50.896.929**					**50.896.929**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	50.896.929					50.896.929
4.07.01.00.00	Transferencias y donaciones corrientes internas	50.896.929					50.896.929
4.07.01.03.00	Transferencias corrientes internas al sector público	50.896.929					50.896.929
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	50.896.929					50.896.929
	- A0216 Fundación "Pueblo Soberano"	38.000.000					38.000.000
	-A0938 Instituto Nacional de la Juventud	12.896.929					12.896.929

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	238.718.289					238.718.289
4.03	Servicios no personales	1.708.159					1.708.159
	TOTAL	**240.426.448**					**240.426.448**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	19.348.927					19.348.927
4.04	Activos reales	1.852.638					1.852.638
4.07	Transferencias y donaciones	7.103.071					7.103.071
4.11	Disminución de pasivos	989.552					989.552
	TOTAL	**29.294.188**					**29.294.188**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.103.071					7.103.071
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.103.071					7.103.071
4.07.01.03.00	Transferencias corrientes internas al sector público	7.103.071					7.103.071
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.103.071					7.103.071
	- A0938 Instituto Nacional de la Juventud	7.103.071					7.103.071

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	31.420.659					31.420.659
	TOTAL	**31.420.659**					**31.420.659**

Consejo Moral Republicano

CONSEJO MORAL REPUBLICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Consejo Moral Republicano, como órgano de expresión del Poder Ciudadano, fundamenta su política presupuestaria para el ejercicio fiscal 2010, en las siguientes estrategias:

- Fortalecimiento Institucional del Consejo Moral Republicano a través de la promoción y proyección de su imagen en el ámbito nacional, estableciendo mecanismos eficientes de atención a solicitudes, con lo cual se garantiza su operatividad administrativa y el desarrollo de las normas jurídicas que rigen su actuación.

- Promover en los venezolanos y venezolanas el interés por los principios y valores esenciales para la convivencia en democracia, sus derechos, garantías y deberes ciudadanos establecidos en la Constitución de la República Bolivariana de Venezuela, así como el Pensamiento Social del Libertador Simón Bolívar.

- Fomentar en los funcionarios y funcionarias de la Administración Pública, los principios y valores cívicos-morales que sustentan el servicio público como parte del desarrollo integral del país.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.107	380013000	Formación Cívica y Rescate de Valores en la Escuela, la Familia, Comunidades y Funcionarios Públicos.	Taller / Curso			6.000	1.890.915			1.890.915
						TOTAL	**1.890.915**			**1.890.915**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
380001000	Dirección y Coordinación de los Gastos de los Trabajadores	1.705.773			1.705.773
380002000	Gestión Administrativa	514.300			514.300
	TOTAL	**2.220.073**			**2.220.073**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**10**	**4**	**6**	**20**	**789.225**		**789.225**
Directivo	3		2	5	381.061		381.061
Profesional y Técnico	6		4	10	275.772		275.772
Personal Administrativo	1	4		5	132.392		132.392
Personal Contratado	**34**	**5**		**39**	**1.061.908**		**1.061.908**
Directivo	1			1	56.160		56.160
Profesional y Técnico	33	5		38	1.005.748		1.005.748
TOTAL	44	9	6	59	1.851.133		1.851.133

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	2.763.323			2.763.323
4.02	Materiales, suministros y mercancías	296.800			296.800
4.03	Servicios no personales	988.965			988.965
4.04	Activos reales	61.900			61.900
	TOTAL	**4.110.988**			**4.110.988**

PROYECTO: Cód.. N.E: 107107 COD. PPTO: 380013000 Formación Cívica y Rescate de Valores en la Escuela, la Familia, Comunidades y Funcionarios Públicos.
UNIDAD DE MEDIDA: Taller / Curso
CANTIDAD: 6.000
ASIGNACIÓN PRESUPUESTARIA: 1.890.915
DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO: Promoción de actividades pedagógicas dirigidas al conocimiento y estudio de la constitución, reconocer la obra social del Libertador, las virtudes cívicas y los valores transcendentales de la República.
OBJETIVOS ESPECÍFICOS: Promover la formación cívica y el rescate de valores en la población, a través de la difusión de los deberes, derechos y virtudes democráticas a fin de lograr una efectiva participación social.
RESULTADO: Programas de formación y capacitación para el rescate de los valores cívicos, para lograr la sensibilización de las comunidades y sus ciudadanos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.061.000					1.061.000
4.02	Materiales, suministros y mercancías	163.000					163.000
4.03	Servicios no personales	665.915					665.915
4.04	Activos reales	1.000					1.000
	TOTAL	**1.890.915**					**1.890.915**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.702.323					1.702.323
4.03	Servicios no personales	3.450					3.450
	TOTAL	**1.705.773**					**1.705.773**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	133.800					133.800
4.03	Servicios no personales	319.600					319.600
4.04	Activos reales	60.900					60.900
	TOTAL	**514.300**					**514.300**

Superintendencia Nacional de Auditoría Interna

SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Formulación del Presupuesto para el Ejercicio Económico Financiero 2010 de la Superintendencia Nacional de Auditoría Interna (SUNAI), fue elaborado tomando en consideración los lineamientos del gobierno nacional en relación con la eliminación del gasto suntuario o superfluo y, de conformidad con las disposiciones establecidas en la Constitución de la República Bolivariana de Venezuela, Ley Orgánica de la Administración Pública, Ley Orgánica de Planificación, Ley Orgánica de Administración Financiera del Sector Público, Ley Orgánica de la Contraloría General de la República y en concordancia con los lineamientos del Ministerio del Poder Popular para la Planificación y el Desarrollo y la Oficina Nacional de Presupuesto. En tal sentido, orientará su política presupuestaria, manteniendo criterios de austeridad en la aplicación de los recursos asignados, buscando maximizar el ahorro en la distribución del gasto.

El Plan Operativo Anual Institucional está conformado por cuatro (4) proyectos estratégicos, que son necesarios para el funcionamiento institucional, articulados a las líneas del Plan Nacional de Desarrollo Económico Social de la Nación 2007-2013, Proyecto Nacional Simón Bolívar -I Plan Socialista, Directriz Estratégica número tres (3): "Profundización de la Democracia Protagónica Revolucionaria", los cuales son indispensables para el desarrollo del nuevo modelo de desarrollo socialista del país y el adecuado funcionamiento de la nueva institucionalidad democrática, cuyo fin ultimo es procurar el mas amplio bienestar, a todos los sectores de la sociedad venezolana. Los proyectos en referencia se indican seguidamente:

- **"Orientar y Asesorar en la implementación del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional (APN)"**

  Constituye el proyecto estratégico incluido en el POAN para el período 2007-2016. Para el 2010, la SUNAI continuará orientando a las máximas autoridades de los organismos, coordinando y supervisando la implementación del sistema de control interno en los órganos y entes de la Administración Pública Nacional, a fin de impulsar el fortalecimiento y la transparencia de la gestión pública, contribuyendo de esta forma a la lucha contra la corrupción administrativa. Para los órganos y entes de la APN, el contar con un sistema de control interno les permite:

  - Implementar el modelo socialista de organización del Estado venezolano, que impulsa el gobierno revolucionario
  - Organizar administrativamente a las instituciones.
  - Asegurar la alineación de los planes institucionales con la estrategia de desarrollo nacional.
  - Promover la cultura de la ética y responsabilidad.
  - Asegurar razonablemente la transparencia, eficacia, eficiencia y calidad de la gestión pública.
  - Minimizar los riesgos en la gestión.
  - Simplificar los trámites administrativos.
  - Fomentar la cultura de la autoevaluación, autocontrol y autogestión.
  - Consolidar un clima organizacional favorable.

- Viabilizar el cumplimiento de la normativa legal vigente, asociada a la naturaleza jurídica del organismo y
- Fortalecer a través de la capacitación, el desarrollo de las habilidades y destrezas de los funcionarios públicos, en materia de control interno, auditoría interna y materias afines, entre otros.

- **"Fortalecimiento de las Unidades de Auditoría Interna (UAI) en los Órganos y Entes de la Administración Pública Nacional (APN)"**

Este proyecto está orientado al cumplimiento de las atribuciones conferidas en la normativa legal como es la Dirección de la Auditoría Interna. Este rol lo ejerce a través de la asesoría a las Unidades de Auditoría Interna (UAI) en la actividad de aseguramiento (evaluaciones de informes de gestión) y consulta (asistencia técnica), para agregar valor y mejorar las operaciones de la organización, lo que ayuda a cumplir sus objetivos y metas, aportando un enfoque sistémico y disciplinado, para evaluar y mejorar la eficacia de los procesos de gestión y de riesgos y control, así como los riesgos que afectan los intereses básicos de la comunidad. Impulsa el establecimiento de sistemas de control interno, útiles para la consecución de los objetivos y metas de las organizaciones públicas y desarrolla acciones tendentes a la evaluación del sistema de control interno en la APN. Asimismo coordina a las Unidades de Auditoría Interna (UAI) de los órganos y entes de la APN en la realización de auditorías, con la finalidad de que determinen las posibles inconsistencias y debilidades en los procesos de gestión en el manejo de los recursos públicos, cuyos resultados les permiten realizar un plan de acciones preventivas y correctivas, tendentes a solucionar las debilidades encontradas, en la búsqueda de la eficiencia, eficacia, economía y transparencia en el uso de los recursos del Estado venezolano y en apoyo a la Comisión Central de Planificación, quien debe ejercer funciones de auditoría e inspección, con asistencia de organismos especializados y competentes en la materia, con la finalidad de determinar el cumplimiento de normas y principios relativos a la planificación, organización, control y supervisión de los organismos de la APN, que son inherentes al proceso de implementación del Sistema de Control Interno en las organizaciones públicas. El informe consolidado que se genera tiene diferentes destinatarios: el Comandante Presidente de la República, Vicepresidente Ejecutivo, la Comisión Central de Planificación, el Ministerio del Poder Popular para Economía y Finanzas y la Contraloría General de la República.

- **"Evaluar el Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)"**

La SUNAI, mediante la ejecución de auditorías en los organismos de la Administración Pública Central y Descentralizada, evalúa su funcionamiento y conoce su organización, a fin de emitir las recomendaciones pertinentes, por medio de informes de resultados con base a los hallazgos obtenidos y con los correctivos que deben ser aplicados, para optimizar el funcionamiento del Sistema de Control Interno del órgano o ente evaluado. Estas evaluaciones y los informes que se derivan, son un instrumento de apoyo a la toma de decisiones y la gestión de las organizaciones y en cuya fortaleza se sustenta la gestión de riesgo, como condición indispensable, para soportar el esfuerzo institucional en alcanzar las metas previstas y lograr los objetivos propuestos por las organizaciones. Estos informes tienen diferentes destinatarios, no sólo a las autoridades de los distintos órganos y entes evaluados, sino también a los niveles de Dirección Superior de Gobierno como son: la Presidencia de la República, la Vicepresidencia Ejecutiva, la Comisión Central de Planificación, el Ministerio del Poder Popular para Economía y Finanzas y la Contraloría General de la República, a los fines de que dispongan de información, que permita reorientar la gestión de la política pública a cargo de cada organismo.

- **"Diseñar y Capacitar en la Implementación de un Modelo Socialista Venezolano de Auditoría Social"**

La SUNAI, comprometida con el desarrollo del modelo socialista y el desarrollo del poder popular y bajo la visión de un solo gobierno, diseñará un Modelo de Auditoría Social, con base al marco legal vigente y al nuevo modelo socialista del Estado venezolano, el cual debe promover y coordinar la participación de la ciudadanía en el ejercicio de la prevención y ejercicio de la Auditoría Social como forma de control ciudadano, que limita las prácticas de corrupción y uso de poder y el enriquecimiento ilícito de los funcionarios públicos. Es un proceso que permite a la comunidad evaluar su eficacia social y su comportamiento ético, en relación a sus objetivos, a fin de mejorar sus resultados sociales y solidarios y dar cuenta de ello, a todas las personas comprometidas en la actividad de la comunidad. Permitirá a la comunidad medir, evaluar y controlar la gestión de lo social, entendiéndola como las políticas y practicas relacionadas con las personas. Además de evaluar y controlar la gestión comunitaria, busca hacerlo también sobre la gestión pública. Incluye la participación activa de la comunidad y del ciudadano, en la auditoría de la gestión pública, a fin de asegurar la calidad de los bienes y servicios de interés social o colectivo, que se ejecutan con recursos del Estado y la comunidad. Se denomina social, por originarse desde la comunidad. Se promueve de igual forma la formación del ciudadano y dota de herramientas de Auditoría social a las organizaciones comunitarias, para ejercer la evaluación de la gestión pública, a fin de asegurar la calidad de los bienes y servicios de interés social o colectivo, que se ejecutan con recursos del Estado y la comunidad.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
40663	390008000	Orientar y Asesorar para la Implementación del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional.	01-01-07	30-12-16	5.972.124	2.047.264	2.989.252	17.981.132	28.989.772
				Total	**5.972.124**	**2.047.264**	**2.989.252**	**17.981.132**	**28.989.772**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento				Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento		Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total					
40.663	390008000	Orientar y Asesorar para la Implementación del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional.	Institución			495	2.047.264				2.047.264
106.537	390017000	Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional.	Unidad			30	1.914.126				1.914.126
106.566	390018000	Evaluar el Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)	Institución			35	1.919.444				1.919.444
106.215	390019000	Diseñar y Capacitar para la Implementación del Modelo Socialista Venezolano de Auditoría Social	Modelo			1	972.673				972.673
						TOTAL	**6.853.507**				**6.853.507**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Gestión Fiscal	Otros Ingresos Extraordinarios	
390001000	Dirección y Coordinación de los Gastos de los Trabajadores	10.965.390				10.965.390
390002000	Gestión Administrativa	2.164.753				2.164.753
390003000	Previsión y Protección Social	290.969				290.969
	TOTAL	13.421.112				13.421.112

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**45**	**40**	**8**	**93**	**3.700.370**		**3.700.370**
Directivo	16	15	1	32	2.073.583		2.073.583
Profesional y Técnico	18	15	7	40	1.303.092		1.303.092
Administrativo	11	10		21	323.695		323.695
Personal Contratado			**4**	**4**	**110.800**		**110.800**
Docente			4	4	110.800		110.800
TOTAL	45	40	12	97	3.811.170		3.811.170

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Jubilados	**1**	**1**	**2**	**290.969**
Empleados	1	1	2	290.969
TOTAL	1	1	2	290.969

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Gestión Fiscal	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	17.469.532				17.469.532
4.02	Materiales, suministros y mercancías	155.215				155.215
4.03	Servicios no personales	2.353.903				2.353.903
4.04	Activos reales	5.000				5.000
4.07	Transferencias y donaciones	290.969				290.969
	TOTAL	20.274.619				20.274.619

PROYECTO: Cód. N.E: 40663 Cód. Ppto: 390008000 Orientar y Asesorar para la Implementación del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional (APN)

UNIDAD DE MEDIDA: Institución

CANTIDAD: 495

ASIGNACIÓN PRESUPUESTARIA: 2.047.264

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Orientar en la Implementación del Sistema de Control Interno en los Órganos y Entes de la APN, así como Ejercer la Dirección de la Auditoría Interna y la Promoción de la Auditoría Social, a fin de Contribuir al Logro de una Administración Pública Transparente y al Servicio del Ciudadano

OBJETIVOS ESPECÍFICOS: Promover la Transparencia, Eficiencia, Eficacia y Calidad de la Gestión Pública en los Órganos y Entes de la APN, Orientando el Fortalecimiento de su Sistema de Control Interno.

RESULTADO: Orientar y Capacitar a los Órganos y Entes de la APN para que Implementen el Sistema de Control Interno.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.971.198					1.971.198
4.02	Materiales, suministros y mercancías	48.000					48.000
4.03	Servicios no personales	23.066					23.066
4.04	Activos reales	5.000					5.000
	TOTAL	**2.047.264**					**2.047.264**

PROYECTO:	Cód. N.E: 106537 Cód. Ppto: 390017000 Fortalecimiento de las Unidades de Auditoría Interna en los Órganos y Entes de la Administración Pública Nacional.
UNIDAD DE MEDIDA:	Unidad
CANTIDAD:	30
ASIGNACIÓN PRESUPUESTARIA:	1.914.126
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Orientar en la Implementación del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional, así como Ejercer la Dirección de la Auditoría Interna y la Promoción de la Auditoría Social, a fin de Contribuir al Logro de una Administración Pública Transparente y al Servicio del Ciudadano.
OBJETIVOS ESPECÍFICOS:	Fortalecer las Unidades de Auditoría Interna en los Órganos y Entes de la APN, para Contribuir al Logro de la Eficacia, la Eficiencia y la Transparencia en las Organizaciones Públicas.
RESULTADO:	Coordinación y Asesoría a las Unidades de Auditoría Interna (UAI).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.842.446					1.842.446
4.02	Materiales, suministros y mercancías	9.000					9.000
4.03	Servicios no personales	62.680					62.680
	TOTAL	**1.914.126**					**1.914.126**

PROYECTO: Cód. N.E: 106566 Cód. Ppto: 390018000 Evaluar el Sistema de Control Interno de los Órganos y Entes de la Administración Pública Nacional (APN)

UNIDAD DE MEDIDA: Institución

CANTIDAD: 35

ASIGNACIÓN PRESUPUESTARIA: 1.919.444

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Orientar la Implementación del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional, así como Ejercer la Dirección de la Auditoría Interna y la Promoción de la Auditoría Social, a fin de Contribuir al Logro de una Administración Pública Transparente y al Servicio del Ciudadano.

OBJETIVOS ESPECÍFICOS: Evaluar el Estado Actual del Sistema de Control Interno en Órganos y Entes de la APN para Determinar su Exposición al Riesgo.

RESULTADO: Evaluar el Control Interno en los Órganos y Entes de la APN Seleccionados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.844.437					1.844.437
4.02	Materiales, suministros y mercancías	9.750					9.750
4.03	Servicios no personales	65.257					65.257
	TOTAL	**1.919.444**					**1.919.444**

PROYECTO:	Cod. N.E: 106215 Cod. Ppto: 390019000 Diseñar y Capacitar para la Implementación del Modelo Socialista Venezolano de Auditoría Social
UNIDAD DE MEDIDA:	Modelo
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	972.673
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Orientar la Implementación del Sistema de Control Interno en los Órganos y Entes de la Administración Pública Nacional, así como Ejercer la Dirección de la Auditoría Interna y la Promoción de la Auditoría Social, a fin de Contribuir al Logro de una Administración Pública Transparente y al Servicio del Ciudadano.
OBJETIVOS ESPECÍFICOS:	Asegurar al Ciudadano y Ciudadana una Metodología que le Permita Ejercer la Auditoría Social de la Gestión Pública y Comunitaria, con Base al Marco Legal Vigente.
RESULTADO:	Capacitar para Implementar el Modelo Socialista Venezolano de Auditoría Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	944.954					944.954
4.02	Materiales, suministros y mercancías	9.750					9.750
4.03	Servicios no personales	17.969					17.969
	TOTAL	**972.673**					**972.673**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.866.497					10.866.497
4.03	Servicios no personales	98.893					98.893
TOTAL		10.965.390					10.965.390

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	78.715					78.715
4.03	Servicios no personales	2.086.038					2.086.038
	TOTAL	2.164.753					2.164.753

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	290.969					290.969
	TOTAL	**290.969**					**290.969**

Ministerio del Poder Popular para la Alimentación

MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el Ejercicio Fiscal 2010 la política presupuestaria del Ministerio del Poder Popular para la Alimentación, esta orientada a dar continuidad a lo señalado en el artículo 305 de la Constitución de la Republica Bolivariana de Venezuela, el cual establece que "El Estado promoverá la agricultura sustentable como base estratégica del desarrollo rural integral a fin de garantizar la seguridad alimentaria de la población; entendida como la disponibilidad suficiente y estable de alimentos en el ámbito nacional y el acceso oportuno y permanente a éstos por parte del público consumidor. La seguridad alimentaria se alcanzará desarrollando y privilegiando la producción agropecuaria interna, entendiéndose como tal la proveniente de las actividades agrícola, pecuaria, pesquera y acuícola. La producción de alimentos es de interés nacional y fundamental para el desarrollo económico y social de la Nación...".

En tal sentido, los proyectos, acciones y metas que se ejecutarán permitirán darle continuidad a la Misión Alimentación, en el marco de uno de los objetivos prioritarios del Gobierno Nacional, como es el de garantizar la disponibilidad y acceso a la alimentación.

Para el año 2010, el presupuesto para el Ministerio del Poder Popular para la Alimentación alcanza la cantidad de Bs. 2.854.719.850, el cual se ha distribuido de la siguiente manera:

- Acciones Centralizadas (Bs. 244.120.360): orientadas al apoyo y consolidación de la Misión Alimentación, mejoras en el desarrollo y estandarización de las estadísticas alimentarias, optimización de la taquilla única para tramitar la permisería de importación, operativización del laboratorio de calidad, fortalecimiento de la capacidad para el trabajo social con las comunidades en el tema alimentario, programación y ejecución de acciones de carácter social; se incluyen Bs. 122.000.000 de aportes para la Fundación Programa de Alimentos Estratégicos (FUNDAPROAL), para sus gastos de funcionamiento.
- Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas (Bs. 32.000.000): órgano desconcentrado del Ministerio cuyo objetivo es ejercer la rectoría de los silos, almacenes y depósitos agrícolas, llevar un registro nacional de silos, facilitar la implementación y puesta en marcha de un mecanismo de selección de operadores de silos y diseñar, dirigir, regular, controlar y ejecutar planes y proyectos relacionados con el almacenamiento de productos agrícolas u otras actividades conexas. Sus acciones estarán dirigidas a articular un trabajo conjunto entre la sociedad, la superintendencia y entes relacionados con la Misión Alimentación, para fortalecer la capacidad de las reservas alimentarias del país, y así apoyar el incremento y la consolidación de la soberanía y la seguridad alimentaria; seguir fortaleciendo el Sistema de Control Agroalimentario (SICA), que es un sistema de información o plataforma tecnológica que permite el registro de todos los entes con sus recepciones y despachos que participan en el ciclo agro-productivo; llevar a cabo las inspecciones necesarias para ejercer el control y la fiscalización de los inventarios de alimentos en almacenes, depósitos y silos a nivel nacional, tanto público como privado, así como también determinar todos los Entes que participan en el ciclo agro-productivo, mediante el registro de recepciones y despachos de los rubros y productos alimenticios terminados y su materia prima nacional, con el objeto de mantener y garantizar la calidad y disponibilidad de alimentos para toda la población venezolana, en conjunto con los órganos competentes.
- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados adscritos al Despacho del Pode Popular para la Alimentación (Bs. 2.578.599.490): con el objeto de lograr el acceso oportuno y permanente de alimentos de primera calidad y a bajos precios a la población venezolana, mediante la distribución de alimentos a través de la Red Mercal y el mantenimiento de las Casas de Alimentación, se le asignan recursos a los Entes descentralizados que integran la Misión Alimentación para la ejecución de proyectos que se enmarcan en el área de política social alimentaria, distribuidos de la siguiente manera:

- Fundación Programa de Alimentos Estratégicos (FUNDAPROAL): se le asignan Bs. 700.274.856, destinados a cubrir los gastos del proyecto Mercal Máxima Protección, el cual implica el suministro de alimentos no procesados para la elaboración de los platos de comida que se les entrega diariamente a los beneficiarios de las 6.000 Casas de Alimentación constituidas a nivel nacional (aproximadamente 900.000 personas), la entrega de bolsas solidarias de comida, así como también atender los gastos de gas, electricidad, limpieza y beca-ayuda de las casas.
- Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA): el aporte asciende a Bs. 1.878.324.634, que se empleará en la compra de alimentos tanto nacionales como importados, para ser distribuidas a través de la Red Mercal en el marco del Plan de Compras de Alimentos y el de Distribución de Alimentos (este último ejecutado por MERCAL, C.A.). Los referidos planes tienen como principales acciones la comercialización y distribución de 14 rubros alimentarios de primera necesidad, a través de un proceso que involucra operaciones de logística (transporte, seguro, empaquetado, fletes, servicios aduanales, entre otros).

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
105.945	410017000	Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas	Inspección y Fiscalización			6.800	32.000.000			32.000.000
	419999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			2.578.599.490	2.578.599.490			2.578.599.490
TOTAL							**2.610.599.490**			**2.610.599.490**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
410001000	Dirección y Coordinación de los Gastos de los Trabajadores	71.000.000			71.000.000
410002000	Gestión Administrativa	173.000.000			173.000.000
410003000	Previsión y Protección Social	120.360			120.360
TOTAL		**244.120.360**			**244.120.360**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**84**	**109**	**136**	**329**	**11.405.483**	**3.687.077**	**15.092.560**
Directivo	33	45	9	87	4.143.343	451.877	4.595.220
Profesional y Técnico	41	28	113	182	6.005.236	2.839.200	8.844.436
Obrero	10	36	14	60	1.256.904	396.000	1.652.904
Personal Contratado	**161**	**159**		**320**	**10.744.818**		**10.744.818**
Personal Administrativo	161	159		320	10.744.818		10.744.818
TOTAL	245	268	136	649	22.150.301	3.687.077	25.837.378

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Jubilados	**2**		**2**	**120.360**
Empleados	2		2	120.360
TOTAL	2		2	120.360

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	91.210.879			91.210.879
4.02	Materiales, suministros y mercancías	9.956.955			9.956.955
4.03	Servicios no personales	34.078.562			34.078.562
4.04	Activos reales	16.919.514			16.919.514
4.07	Transferencias y donaciones	2.702.314.850			2.702.314.850
4.11	Disminución de pasivos	239.090			239.090
	TOTAL	2.854.719.850			2.854.719.850

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.700.599.490			2.700.599.490
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.697.757.465			2.697.757.465
4.07.01.03.00	Transferencias corrientes internas al sector público	2.697.757.465			2.697.757.465
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	819.432.831			819.432.831
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	819.432.831			819.432.831
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.878.324.634			1.878.324.634
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	1.878.324.634			1.878.324.634
4.07.03.00.00	Transferencias y donaciones de capital internas	2.842.025			2.842.025
4.07.03.03.00	Transferencias de capital internas al sector público	2.842.025			2.842.025
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	2.842.025			2.842.025
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	2.842.025			2.842.025

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	425.000			425.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	425.000			425.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	425.000			425.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	425.000			425.000
	- S9000 Subsidios Sociales	425.000			425.000

PROYECTO: COD. N.E: 105945 COD. PPTO: 410017000 Superintendencia Nacional de Silos, Almacenes y Depósitos Agrícolas

UNIDAD DE MEDIDA: Inspección y Fiscalización

CANTIDAD: 6.800

ASIGNACIÓN PRESUPUESTARIA: 32.000.000

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Articular un Trabajo Conjunto entre la Sociedad, la Superintendencia y Entes Relacionados con la Misión Alimentación, para Fortalecer la Capacidad de las Reservas Alimentarias del País, y así Apoyar el Incremento y la Consolidación de la Soberanía y la Seguridad Alimentaria

OBJETIVOS ESPECÍFICOS: Ejercer la Suprema Administración y Control de los Silos, Almacenes y Depósitos Agrícolas a través de la Inspección, Supervisión, Fiscalización y Aplicación de Normas; Ejecución de los Planes y Proyectos y otras Actividades Conexas (Públicos y Privados)

RESULTADO: Control y Fiscalización de Silos, Almacenes y Depósitos Agrícolas a través de las Inspecciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.125.886					21.125.886
4.02	Materiales, suministros y mercancías	2.018.813					2.018.813
4.03	Servicios no personales	7.507.124					7.507.124
4.04	Activos reales	1.328.177					1.328.177
4.07	Transferencias y donaciones	20.000					20.000
	TOTAL	**32.000.000**					**32.000.000**

PROYECTO:	COD. PPTO: 419999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	2.578.599.490
ASIGNACIÓN PRESUPUESTARIA:	2.578.599.490
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Garantizar los Recursos Financieros para Asegurar la Ejecución de la Misión Alimentación
OBJETIVOS ESPECÍFICOS:	Transferir en Forma Oportuna a los Entes Descentralizados los Recursos de la Misión Alimentación
RESULTADO:	Permitir la Continuidad de la Misión Alimentación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.578.599.490					2.578.599.490
	TOTAL	**2.578.599.490**					**2.578.599.490**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.578.599.490					2.578.599.490
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.578.273.465					2.578.273.465
4.07.01.03.00	Transferencias corrientes internas al sector público	2.578.273.465					2.578.273.465
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	699.948.831					699.948.831
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	699.948.831					699.948.831
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.878.324.634					1.878.324.634
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	1.878.324.634					1.878.324.634
4.07.03.00.00	Transferencias y donaciones de capital internas	326.025					326.025
4.07.03.03.00	Transferencias de capital internas al sector público	326.025					326.025
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	326.025					326.025
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	326.025					326.025

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	70.084.993					70.084.993
4.03	Servicios no personales	915.007					915.007
	TOTAL	71.000.000					71.000.000

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.938.142					7.938.142
4.03	Servicios no personales	25.656.431					25.656.431
4.04	Activos reales	15.591.337					15.591.337
4.07	Transferencias y donaciones	123.575.000					123.575.000
4.11	Disminución de pasivos	239.090					239.090
	TOTAL	173.000.000					173.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	122.000.000					122.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	119.484.000					119.484.000
4.07.01.03.00	Transferencias corrientes internas al sector público	119.484.000					119.484.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	119.484.000					119.484.000
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	119.484.000					119.484.000
4.07.03.00.00	Transferencias y donaciones de capital internas	2.516.000					2.516.000
4.07.03.03.00	Transferencias de capital internas al sector público	2.516.000					2.516.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	2.516.000					2.516.000
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	2.516.000					2.516.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	425.000					425.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	425.000					425.000
4.07.01.02.00	Donaciones corrientes internas al sector privado	425.000					425.000
4.07.01.02.02	Donaciones corrientes a instituciones sin fines de lucro	425.000					425.000
	- S9000 Subsidios Sociales	425.000					425.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	120.360					120.360
	TOTAL	120.360					120.360

Ministerio del Poder Popular para las Industrias Básicas y Minería

MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para las Industrias Básicas y Minería, como órgano de la Administración Pública Central tiene como competencia la formulación, ejecución y control de las políticas, estrategias y planes en materia de industrias básicas, mineras y forestales, orientadas a desarrollar y consolidar el nuevo modelo de sistema empresarial de producción socialista en los sectores Hierro-Acero, Aluminio, Forestal y Minero, para lo cual se han comenzado a crear Corporaciones por sectores.

La concreción de un nuevo modelo productivo, que trascienda los vicios y limitaciones impuestas por la visión del capital transnacional requiere de acciones concretas a los fines de generar, de forma determinante, un esquema de desarrollo endógeno y soberano de los procesos de extracción, producción y comercialización de los minerales y materias primas que se producen en el país. Por ello, estos recursos revelan una importancia estratégica para la generación de nuevas cadenas de transformación, que coadyuven a la generación de valor agregado nacional; y por tanto, afianzar los niveles de crecimiento que ha venido experimentando la economía venezolana, durante los últimos tres años.

En este sentido, las políticas públicas que este Ministerio ha propuesto desde su creación en el año 2005, han tendido a una comprensión integral de las necesidades y particularidades de los sectores productivos que le competen y, sobre todo, focalizando las asimetrías en el desarrollo de los primeros eslabones de las cadenas de industrialización, con respecto a las necesidades de materias primas y productos semielaborados en diferentes sectores asociados a la manufactura de bienes terminados.

En términos de industrias básicas y forestales, el Ministerio ha previsto generar acciones para establecer las bases del nuevo modelo productivo socialista, con una visión integral (empresas básicas - sector transformador), teniendo como premisa los intereses del país y la satisfacción de las necesidades sociales de la población, optimizando el uso de los recursos naturales no renovables, potenciando al sector transformador nacional, aprovechando la capacidad instalada y creando nuevas capacidades, que permitan dar un mayor valor agregado a las materias primas, a través de la producción de bienes y servicios, y consecuente generación de empleo productivo. Así como también, promover el establecimiento de un nuevo modelo productivo en la industria forestal nacional, con el objeto de contribuir al mejor aprovechamiento de los recursos forestales de plantaciones o bosques nativos, bajo el criterio de sustentabilidad y desarrollo económico armónico con la naturaleza.

Ahora bien, en esta nueva fase de extensión de la visión revolucionaria del Gobierno Nacional, el Ministerio encausa sus esfuerzos a:

- Garantizar que las industrias básicas y la minería sirvan de palanca para el desarrollo endógeno, para ello la estrategia fundamental es incentivar el trabajo conjunto entre los diferentes actores que hacen vida activa en el aparato productivo del país, y con ello mantener un suministro confiable, oportuno y a precios competitivos de las materias primas y productos semielaborados, con lo cual se estaría transfiriendo las ventajas comparativas de los sectores básicos a los últimos eslabones de las cadenas industriales.

- Promover la generación de una actividad minera en condiciones de sustentabilidad, es decir, incentivar la extracción racional de los recursos mineros que se requieran para apuntalar procesos de industrialización, para ello se han considerado como estrategias focales:
    - Extender el diagnóstico de la cuantía y ubicación de las reservas económicamente explotables.
    - Generar enlaces estratégicos para el desarrollo de la actividad minera.
- El Ministerio se ha propuesto contribuir a la estrategia del Estado de "Construir un Mundo Multipolar", a través de la concreción de acuerdos y convenios que permitan afianzar las relaciones de Venezuela con países aliados, sobre todo, partiendo del potencial de desarrollo de industrias y empresas en los sectores del hierro-acero, aluminio, calizas, caolín, entre otros. Es importante destacar, que el desarrollo de estas alianzas está asociado a la urgente necesidad de fortalecer la capacidad tecnológica y productiva del país, y así generar las condiciones más propicias para la innovación y la investigación científica en materia de industrias básicas, mineras y forestales.

La concreción de las políticas públicas propuestas ameritan que el Ministerio y sus Entes Adscritos se consoliden bajo el enfoque de la nueva institucionalidad del Estado, con una organización estructural y funcional alineada a las metas del Primer Plan Socialista de la Nación "Simón Bolívar", lo que presupone un esquema organizativo y de gestión que extinga el divorcio entre quienes diseñan la política y quienes la ejecutan; así como superar la desarticulación entre industrias que pertenecen a un mismo sector. Esta propuesta persigue el cambio de modelo de gestión en todo el Sistema MPPIBAM y facilitará la planificación centralizada en el sector.

Es así, que para el año fiscal 2010 se conciben los procesos productivos del sector Aluminio-Hierro y Acero de manera integral y sistémica creándose las Corporaciones Socialistas del Aluminio y la Corporación Socialista del Hierro – Acero, en pro del desarrollo Integral del país.

Este nuevo modelo de Organización Sectorial permitirá:

- Garantizar la ejecución de políticas, en correspondencia con la línea del Ejecutivo Nacional, mediante una línea de mando uniforme e integral para empresas pertenecientes a un mismo sector.
- Unificar la ejecución de las políticas para nuevas inversiones, producción, precios, venta, comercialización y servicios asociados a la especialización de los sectores productivos.
- Establecer una Visión Sectorial en función de las necesidades nacionales, planificando y ejecutando los planes de desarrollo sectoriales.
- Proyectar el cierre de los ciclos productivos, articulando los procesos de la cadena de valor de las distintas Corporaciones, desde las actividades primarias hasta la comercialización y venta de los productos socialmente requeridos.
- Alcanzar la integración del sistema MPPIBAM, a través de la planificación centralizada, el trabajo colegiado en la toma de decisiones y el desarrollo de procesos integrales de control de gestión sectorial.

Para ello, el Ministerio se concentrará en la ejecución de los planes sectoriales 2008 – 2013 y del plan operativo anual 2010, como su expresión más concreta. En cuanto a los planes sectoriales, cabe señalar que se han materializado acciones en los subsectores del aluminio e hierro-acero con la creación de las Corporaciones del Aluminio y la del Hierro-Acero; visualizándose otras acciones en los sub-sectores forestal, oro-diamante y minerales no metálicos.

Estos planes se avocarán a reducir problemas, tales como: la fragmentación y desarticulación intersectorial, lo cual imposibilita tener una perspectiva integral en beneficio del país; la presencia de modelos de gestión orientados a la visión exportadora de materias primas; obsolescencia tecnológica y falta de mantenimiento acumulado por décadas, lo que ha originado altos costos, contaminación y acumulación de pasivos ambientales, una baja productividad e incumplimiento de los estándares de higiene y seguridad industrial.

En este sentido, para el ejercicio presupuestario del año 2010 el Despacho de Industrias Básicas y Minería orientará los recursos a la ejecución de once (11) proyectos, orientados al normal desenvolvimiento de las actividades y operaciones del Despacho, así como a servir de soporte al desarrollo de la actividad industrial y minera del país, para lo cual apoyará las directrices emanadas del Ejecutivo Nacional brindando el apoyo a las empresas básicas de Guayana y las empresas de producción, así mismo el Ministerio del Poder Popular para las Industrias Básicas orientará sus esfuerzos al financiamiento de proyectos y gastos operativos de entes adscritos, como son: el Instituto Nacional de Geología y Minería (INGEOMIN) y la Compañía Nacional de las Industrias Básicas, C.A (CONIBA).

En lo que respecta al Ministerio, centrará esfuerzos en la promoción y el control de la actividad minera, a través de cuatro (04) proyectos los cuales persiguen los siguientes objetivos específicos:

- Controlar y realizar seguimiento a la gestión operativa, económica y financiera de 35 titulares de derechos mineros, a los fines de generar información para el diseño de políticas que fortalezcan la actividad minera sustentable.
- Ejercer eficientemente la fiscalización, seguimiento y control sobre las actividades mineras y conexas, a los efectos de buscar una mayor eficiencia en la liquidación y recaudación de los tributos mineros.
- Actualizar y mantener un registro, vigilancia y control de los bienes afectos a concesiones mineras provistos en la Ley de Minas y su Reglamento General, con el propósito de garantizar la administración y seguimiento de los derechos mineros otorgados.
- Implementar, desarrollar y mantener un sistema de información geográfica minero que garantice la referencia territorial de las actividades mineras, coadyuvando a ordenar de manera segura el otorgamiento, fiscalización y control de dichas actividades.

Cabe señalar, que estos proyectos se orientan al seguimiento y control de las actividades y derechos de los mineros, que son ejecutadas por las Inspectorías Técnicas Regionales y al seguimiento y control de la recaudación de los impuestos mineros, con lo cual se estima incrementar los niveles de aporte fiscal de este sector económico.

De igual forma, se han previsto recursos para el desarrollo de programas técnico - científicos en el ámbito de las industrias básicas y mineras, enmarcados en la gestión del conocimiento y la tecnología. Esto con la finalidad de suprimir la alta dependencia de tecnologías e insumos desarrollados en el exterior, que contienen los eslabones primarios y secundarios de la economía nacional, lo cual limita el avance del país de manera efectiva hacia una soberanía productiva. Para ello, el Ministerio se ha propuesto fortalecer las capacidades de investigación y desarrollo, la formación y capacitación de funcionarios y trabajadores de este órgano y de los entes descentralizados adscritos, contribuyendo a que la Corporación Venezolana de Guayana (CVG) y sus empresas tuteladas y los entes adscritos como el Instituto Nacional de Geología y Minería (INGEOMIN) y la Compañía Nacional de las Industrias Básicas, C.A (CONIBA) y sus empresas filiales, alcancen niveles de certificación operativa y ambiental.

Es importante destacar, que el diseño y ejecución de estos programas de formación, investigación y desarrollo; así como la elaboración de estudios y diagnósticos sobre los eslabones de la cadena productiva, con miras a impulsar los tejidos industriales y el seguimiento y evaluación de un sistema de vigilancia tecnológica; son acciones de urgente concreción, porque permiten generar una matriz de información estratégica para el Estado y, en especial para el Gobierno, con lo cual se podrá mejorar la toma de decisiones con base a hechos y experiencias científicas.

El Ministerio, a objeto de fortalecer su capacidad de gestión y afianzarse como un órgano moderno de la Administración Pública Central, se ha planteado los siguientes objetivos específicos:

- Evaluar el impacto de las políticas públicas que están bajo la responsabilidad del Ministerio.
- Ejecutar el plan de optimización de la plataforma tecnológica del Ministerio, mediante el mantenimiento y la adecuación de los recursos informáticos de la Coordinación de Tecnología que garantice un nivel optimo de operatividad y desempeño en el manejo de la información a nivel nacional para el año 2010.
- Fortalecer institucionalmente el bienestar social de todos los trabajadores del Ministerio.
- Activar un servicio medico de atención primaria para aproximadamente 450 trabajadores del Ministerio y sus familiares.

El nivel descentralizado del Ministerio está conformado por el Instituto Nacional de Geología y Minería (INGEOMIN), la Fundación Misión Piar, la Corporación Venezolana de Guayana (CVG) y sus empresas tuteladas y la Compañía Nacional de las Industrias Básicas, C.A (CONIBA) conjuntamente con sus Empresas Básicas Socialistas, las cuales tienen un rol fundamental en la concreción de las políticas públicas sectoriales, dado que a estos entes compete, en sus diferentes ámbitos de acción, la elaboración y ejecución de estrategias para el desarrollo de una economía productiva, el logro de la justicia social, la construcción de una democracia participativa, la ocupación y consolidación dentro del territorio nacional, el fortalecimiento de la soberanía y la promoción de la estrategia de un mundo multipolar.

CORPORACIÓN VENEZOLANA DE GUAYANA (CVG)

Por su parte, la CVG ha estimado la ejecución de sus proyectos, con la orientación de mejorar la infraestructura física y social de la Región de Guayana, sobre todo en términos de calidad y condiciones de vida de la región; para el logro de estos objetivos se destacan las siguientes acciones:

- Adecuación de acueductos y saneamiento de aguas servidas, orientados a cubrir las deficiencias de agua potable (3.170.000 m3/mes) y a la recolección, conducción y tratamiento de aguas servidas (1.580.000 m3/mes) en los Estados Delta Amacuro, Amazonas y sur de Anzoátegui.
- Construcción de Viviendas en la Zona de Desarrollo de Guayana (Z.D.G.), programas habitacionales orientados a la construcción de 9.506 viviendas, para así sustituir "ranchos por viviendas" y establecer urbanismos en la Región de Guayana y su ámbito de influencia.
- Construcción, ampliación, reparaciones y mejoras de obras de edificaciones, en la Zona de Desarrollo de Guayana, conducido a cubrir el déficit de obras de edificaciones educativas, recreativas, religiosas, médico asistenciales e institucionales y comunitarias, a los efectos de contribuir con el bienestar social de las comunidades en la Zona de Desarrollo de Guayana.
- Rehabilitación del sistema de protección de inundaciones del Delta del Orinoco, el cual consiste en minimizar el riesgo de inundaciones restituyendo las condiciones de protección del área, garantizando la seguridad de las personas y sus bienes y permitiendo el desarrollo agrícola en 2.830 Km2.

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

El Instituto Nacional de Geología y Minería (INGEOMIN), es un organismo creado por el Decreto Nº 295 con Rango y Fuerza de Ley de Minas publicado en la Gaceta Oficial Nº 5.382, Extraordinario del 28 de Septiembre de 1999, adscrito al Ministerio del Poder Popular para las Industrias Básicas y Minería, tiene como directriz estratégica, realizar el levantamiento geológico del país con el objeto de generar, procesar y difundir información geocientífica confiable, suficiente, oportuna y adecuada del territorio nacional.

Bajo estas premisas, el Instituto Nacional de Geología y Minería (INGEOMIN), tiene como directriz estratégica apoyar en el fortalecimiento y la reactivación del sector minero y los estudios de geológicos. Para dar un mayor impulso a estas políticas la institución realiza investigaciones, estudios de factibilidad, los inventarios de recursos minerales y las cartografías geológicas, geotécnicas y geoquímicas correspondientes.

Ahora bien, la Institución de acuerdo a sus Objetivos Estratégicos de visión de País, que se orientan, hacia un proceso de reconocimiento del territorio, a través de las cartografías e inventarios de recursos minerales metálicos y no metálicos que amerita la nación, presenta cuatro (04) planes nacionales, los cuales se señalan a continuación:

Plan Nacional de Inventario de Recursos Minerales Metálicos y no Metálicos a Escala 1.250.000

Se plantea el desarrollo de un programa de exploración e investigación sistémico tendiente a la ubicación, cuantificación, clasificación de posibles y probados yacimientos de minerales primario, metálico y no metálico, para la ejecución de proyectos de desarrollo endógeno en las áreas de estudios, donde se mezclen la actividad minera con la agro-ambiental y proteger y subsanar los daños ocasionados por la actividad minera irracional, para lo cual el Instituto destinará Bs. 4.671.838

Plan Nacional de Cartografía Geológica a Escala 1.100.000

INGEOMIN financiará este proyecto destinando Bs. 4.400.626, dada la necesidad que tiene el estado de contar con la información cartográfica y geológica de las áreas a estudiar, con la finalidad de inferir los sitios para prospectar recursos minerales, para lo cual es importante ubicar, estimar, clasificar y evaluar estos recursos, y establecer las estrategias tanto en lo social como en lo económico a nivel nacional

Plan Nacional de Geoquímica a Escala 1.500.000

Este proyecto permite presentar la distribución superficial de los principales elementos químicos de interés económico, social y ambiental, para establecer la ocurrencia natural de elementos contaminantes principales destinando para su ejecución Bs. 3.192.647. Asimismo, ubicar y delimitar los principales blancos para exploración minera en el país, redefinir y ampliar los distritos mineros de la Nación, diversificando las posibilidades para el desarrollo conciente de la pequeña minería.

Plan Nacional de Susceptibilidad y Amenazas en la Cordillera Andino-Costera

Para la puesta en ejecución de este proyecto se prevén recursos por el orden de Bs. 1.829.785. El proyecto consiste en realizar la evaluación de la geología y la geotécnica de la cordillera andino-costera con la finalidad de determinar las condiciones actuales de la estabilidad de las laderas y taludes, debido a los procesos exo-dinámicos que las han afectado. El proyecto tiene también como norte el ejecutar técnicas de preparación y divulgación comunitarias e interinstitucionales que se utilicen para reconocer las necesidades de su entorno, a través del intercambio de conocimiento y experiencias que permitan establecer medidas de prevención, mitigación y humanización, para mantener las comunidades preparadas ante un evento adverso.

FUNDACIÓN MISIÓN PIAR

La Fundación Misión Piar, tiene un rol fundamental en la concreción de las políticas explícitas sectoriales y fortalecimiento de las comunidades mineras e indígenas en los Estado Bolívar y Anzoátegui, ya que le compete la ejecución de estrategias para el desarrollo del sector minero, el logro de la justicia social, la construcción de una democracia participativa, la ocupación y conciliación del territorio nacional, el fortalecimiento de la soberanía y la promoción de la estrategia de un mundo multipolar.

Fue creada con la finalidad de regularizar la situación de los pequeños mineros e indígenas a fin de incorporarlos al desarrollo nacional. Para el logro de estos objetivos y mejorar las condiciones objetivas y subjetivas, con el fin de garantizar el desarrollo de las políticas dirigidas a producir un cambio radical en la situación económica y social de los 3.000 mineros e indígenas, existentes en la zona de explotación de minerales preciosos de los distintos sectores del Estado Bolívar, haciendo énfasis en programas de reforestación y recuperación de las áreas degradadas, así como también, programas dirigidos a la prevención de embarazo en la adolescencia y la prostitución infantil, para ello debemos trabajar en armonía con los objetivos del Plan de Desarrollo Económico Social de la Nacional y en coordinación con los organismos que tienen relación con la materia, entre estas están la empresa C.V.G. Productos Forestales de Oriente, C.A (C.V.G PROFORCA) y el Ministerio del Poder Popular para el Ambiente.

La Fundación Misión Piar, en conjunto con el Ejecutivo Nacional otorga, asesora, orienta y da seguimiento a los créditos entregados a los pequeños mineros y mineras para actividades como agricultura, comercio, servicio, producción y pesca, con el objeto de facilitar y fortalecer la formación técnica, minera y socio- productiva y mejorar sus condiciones, laborales, sociales, económicas y educativas.

SECTOR MINAS

En relación al sector minero, el Despacho ha estipulado proyectos cuyo fin es incrementar la producción del mineral aurífero por parte de CVG Compañía General de Minería de Venezuela, C.A. (MINERVEN), para alcanzar niveles de 8.000 kgr de oro; así como también, se incluyen recursos para la adecuación tecnológica de los procesos operativos en minas y plantas de procesamiento de material aurífero, que desarrollarán nuevas técnicas ambientales para disminuir la contaminación que genera la actividad minera y a su vez proteger la integridad física de sus trabajadores.

Por otra parte, el Ministerio se propuso realizar el levantamiento geológico del país con el objeto de generar, procesar y difundir información geocientífica confiable, suficiente, oportuna y adecuada del territorio nacional, para crear conciencia de soberanía, con tres finalidades:

- Contribuir a la planificación del uso y ocupación del espacio del territorio nacional, atendiendo los criterios de sustentabilidad y sostenibilidad del desarrollo económico y social del país, en perfecto respeto de la naturaleza, la biodiversidad y las costumbres, identidad e historia de estos espacios, bajo el enfoque territorial del desarrollo.
- Contribuir en la estructuración de políticas de aprovechamiento sustentable de los recursos minerales e hídricos tomando en cuenta los aspectos territoriales, políticos, económicos, sociales, culturales, ecológicos, de seguridad y defensa de la comunidad.
- Identificar y localizar las amenazas naturales para prevenir y mitigar sus efectos desastrosos, considerando las nuevas relaciones de los seres humanos con su entorno para la preservación de las comunidades que habitan en el territorio nacional.

En este sentido, para el año 2010 se tiene previsto ejecutar proyectos básicos para avanzar en el desarrollo de los mapas y el diagnóstico de recursos mineros, estableciendo los siguientes objetivos:

- Avanzar con la elaboración de las hojas geológicas del territorio nacional, con el fin de distribuir los tipos de minerales a una escala que permita estimar y clasificar los recursos existentes en cada zona, y de esta manera realizar una planificación geológica del territorio.
- Avanzar con el inventario de recursos minerales metálicos y no metálicos dentro del territorio nacional, con la finalidad de determinar cualitativa y cuantitativamente los yacimientos probados y posibles que permitan generar un modelo productivo no petrolero.
- Avanzar con la elaboración de mapas geoquímicos de las cuencas del territorio nacional, con la finalidad de diversificar la economía aguas abajo y aguas arriba en la minería de recursos metálicos, no metálicos, determinar la concentración de los minerales y apoyar la administración de los recursos.
- Avanzar en la realización de mapas de evaluación de la geología de la cordillera andina-costera, con la finalidad de determinar las condiciones actuales de la estabilidad de las laderas y taludes.

Es importante destacar, que en la actualidad el Estado venezolano y fundamentalmente el Gobierno Nacional, no cuenta con un conocimiento certero de la distribución superficial de los principales elementos químicos de interés económico, social y ambiental, con lo cual se pudiera establecer la ocurrencia natural de elementos contaminantes y la factibilidad de desarrollos económicos; así mismo, ubicar y delimitar los principales blancos para exploración minera en el país, redefinir y ampliar los distritos mineros de la nación, diversificando las posibilidades de desarrollo consciente de la pequeña minería.

Así mismo, el país carece de un inventario de recursos minerales metálicos y no metálicos del territorio nacional, por lo que no es posible cuantificar los yacimientos probados y posibles de la Nación. Este desconocimiento influye en la obtención de ingresos financieros, que por este concepto podría percibir la República, y de esta manera aumentar el producto interno bruto no petrolero y dar un mayor bienestar social a los ciudadanos.

Por otra parte, en materia de caliza y agregados para la construcción, se han considerado proyectos, con el objeto de mantener un nivel de explotación de piedra caliza en diferentes granulometrías de 301 mil toneladas, para satisfacer necesidades de materias primas de sectores como construcción, agrícola y siderúrgico. Mientras que de agregados se estima una producción de 72.000 m^3, a los efectos de garantizar insumos básicos para la construcción.

Respecto a los recursos para desarrollar nuevos proyectos mineros, se tiene que el Ministerio ejecutará planes para la obtención de carbón coquizable en Lobatera, Estado Táchira, así como, para la extracción y aprovechamiento del carbón térmico en las áreas de Fila Maestra II y Fila Maestra III, ubicadas en el Municipio Manuel Bruzual del Estado Anzoátegui, y así poner en marcha una unidad socio-productiva que permita garantizar el suministro de materia prima necesaria para la planta de coque metalúrgico y la industria siderúrgica venezolana, bajo el criterio de sustentabilidad y mayor beneficio.

SECTOR INDUSTRIAS BÁSICAS

De igual manera, a través de las empresas básicas se tiene previsto la ejecución de proyectos con el fin de fortalecer las acciones del Estado en los siguientes subsectores:

- Aluminio: se han formulado los proyectos con el objeto de garantizar el suministro de esta materia prima para el sector transformador, con lo cual se pretende mantener niveles de producción de aluminio primario de 586 mil toneladas, 39 mil toneladas de semielaborados y la implementación de programas de adecuación tecnológica y ambiental; así como, el establecimiento de programas sociales, culturales, deportivos y de apoyo a las comunidades para el fomento de actividades productivas.

Es importante destacar, que se prevé avanzar con la ejecución del proyecto "Diseño, construcción y puesta en marcha de una planta de laminación y fundición de aluminio en Caicara del Orinoco, Municipio General Manuel Cedeño, del Estado Bolívar", el cual ampliará la capacidad de transformación del aluminio primario en Venezuela, a partir de la instalación de una planta transformadora de dos líneas de producción: una de laminación en frío para procesar aproximadamente 100.00 t/año de aluminio laminado y otra de fundición, con una capacidad de 54.500 t/año de aluminio aleado.

- Hierro-Acero: se han previsto proyectos para mantener los niveles de producción de mineral de hierro en 22 millones de toneladas y satisfacer las necesidades de aglomerados (pellas y briquetas) para el mercado nacional.

Así mismo, se prevé avanzar con la consolidación del sector garantizando los recursos que se requieren para completar dos (02) plantas, que permitirán extender la vida útil de los yacimientos ferrosos de alto tenor en Venezuela y así aumentar las reservas económicamente explotables a 50 años, estas plantas serían:

- Una planta para concentrar mineral de hierro friable de bajo tenor y aprovechar las minas silíceas de bajo tenor (<55% de hierro).
- Una planta de clasificación de finos, con capacidad de producción de 11 millones de toneladas métricas año, que permita incorporar reservas adicionales de alta calidad de mineral de hierro.

Por otra parte, el Ministerio también se ha propuesto avanzar y consolidar la producción de semi-elaborados de este subsector, para lo cual se prevé continuar con la ejecución del complejo siderúrgico, la instalación de un laminador de rieles y perfiles de acero, la planta de tubos sin costura y una planta de aceros inoxidables, con lo cual se estarían incorporando nuevas capacidades productivas a la estructura económica del país.

SECTOR FORESTAL

Asimismo, se han destinado recursos para avanzar y completar las nuevas estructuras productivas, entre las que destacan:

- La construcción e instalación de un complejo industrial papelero en Macapaima, Estado Anzoátegui; y
- Una planta desmotadora y deslintadora de algodón, en Cabruta, Estado Guárico.

En este sentido, y a partir de las acciones anteriormente descritas, el Ministerio del Poder Popular para las Industrias Básicas y Minería y sus Entes Adscritos, se orientan a la consolidación de un sistema nacional sustentable de industrias básicas socialistas al servicio de las necesidades sociales y colectivas del pueblo venezolano, que contribuya a alcanzar la soberanía productiva con un alto desarrollo científico y tecnológico bajo un esquema de relaciones nacionales e internacionales justas, democráticas y corresponsables.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.530	430031000	Actualización, Control y Permanencia de los Inventarios de Bienes, Equipos, Instalaciones y Obras Afectos de los Derechos Mineros	Informe Técnico			1	2.314.037			2.314.037
107.663	430032000	Plan de Mantenimiento y Adecuación de la Plataforma Tecnológica de MPPIBAM	Sistema			7	2.137.907			2.137.907
107.726	430033000	Activación del Servicio Médico de Atención Primaria para los Trabajadores del Ministerio con Alcance a sus Familiares	Servicio Farmacéutico Hospitalario			1	21.875			21.875
107.753	430034000	Establecer un Nuevo Modelo Productivo Socialista en el Sector Industrial Forestal del País	Modelo			1	1.232.137			1.232.137
107.711	430035000	Fortalecer Institucionalmente el Bienestar Social de Todos los Trabajadores del MPPIBAM	Beneficio Social			2	26.839.085			26.839.085
107.571	430036000	Actualización, Evaluación y Recopilación del Catastro Minero Nacional	Sistema			1	75.133			75.133
107.456	430037000	Fortalecimiento de los Procesos de Fiscalización, Seguimiento y Control de la Minería y sus Actividades Conexas	Informe			12	14.259.601			14.259.601
107.213	430038000	Evaluar las Políticas Públicas del Ministerio del Poder Popular para las Industrias Básicas y Minería	Documento Técnico			1	8.876			8.876

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.278	430039000	Desarrollar el Nuevo Modelo Productivo Socialista de las Industrias Básicas y su Sector Transformador	Modelo			1	1.591.853			1.591.853
107.418	430040000	Seguimiento y Control de la Gestión Operativa, Económica y Financiera de Titulares y/o Beneficiarios de Derechos Mineros	Beneficiario	18	17	35	2.676.074			2.676.074
	439999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			744.328.812	15.250.000	729.078.812		744.328.812
						TOTAL	66.406.578	729.078.812		795.485.390

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
430001000	Dirección y Coordinación de los Gastos de los Trabajadores	21.864.665			21.864.665
430002000	Gestión Administrativa	13.787.874			13.787.874
430003000	Previsión y Protección Social	66.032			66.032
	TOTAL	35.718.571			35.718.571

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**193**	**204**	**52**	**449**	**7.215.479**	**530.089**	**7.745.568**
Directivo	30	31	10	71	1.309.118	17.771	1.326.889
Profesional y Técnico	118	108	36	262	4.512.407	366.222	4.878.629
Personal Administrativo	32	8	6	46	573.414	94.733	668.147
Obrero	13	57		70	820.540	51.363	871.903
Personal Contratado			**100**	**100**	**1.620.000**		**1.620.000**
Profesional y Técnico			100	100	1.620.000		1.620.000
TOTAL	193	204	152	549	8.835.479	530.089	9.365.568

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Total
	F	M	Total	
Pensionados		**1**	**1**	**16.305**
Empleados		1	1	16.305
Jubilados	**1**		**1**	**49.727**
Empleados	1		1	49.727
TOTAL	1	1	2	66.032

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	68.000.190			68.000.190
4.02	Materiales, suministros y mercancías	3.544.766			3.544.766
4.03	Servicios no personales	7.621.461			7.621.461
4.04	Activos reales	1.162.700			1.162.700
4.07	Transferencias y donaciones	21.646.032	729.078.812		750.724.844
4.11	Disminución de pasivos	150.000			150.000
	TOTAL	102.125.149	729.078.812		831.203.961

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	21.400.000	729.078.812		750.478.812
4.07.01.00.00	Transferencias y donaciones corrientes internas	21.400.000			21.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	21.400.000			21.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	20.500.000			20.500.000
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	20.500.000			20.500.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	900.000			900.000
	- A1229 Compañía Nacional de las Industria Básicas, C.A. (CONIBA)	900.000			900.000
4.07.03.00.00	Transferencias y donaciones de capital internas		729.078.812		729.078.812
4.07.03.03.00	Transferencias de capital internas al sector público		729.078.812		729.078.812
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		729.078.812		729.078.812
	- A1232 Empresa de Producción Social Siderúrgica Nacional, C.A.		729.078.812		729.078.812

PROYECTO: COD. N.E: 107530 COD. PPTO: 430031000 Actualización, Control y Permanencia de los Inventarios de Bienes, Equipos, Instalaciones y Obras Afectos de los Derechos Mineros

UNIDAD DE MEDIDA: Informe Técnico

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 2.314.037

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Promoción de la Actividad Minera Sustentable

OBJETIVOS ESPECÍFICOS: Actualizar y Mantener un Registro, Vigilancia y Control de los Bienes Afectos a Concesiones Mineras Previstos en la Ley de Minas y su Reglamento General, a los Fines de Garantizar la Administración y Seguimiento de los Derechos Mineros otorgados

RESULTADO: Inventario Actualizado de los Bienes Afectos a los Derechos Mineros Existentes en el País

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.256.334					2.256.334
4.02	Materiales, suministros y mercancías	57.703					57.703
	TOTAL	2.314.037					2.314.037

PROYECTO: COD. N.E: 107663 COD. PPTO: 430032000 Plan de Mantenimiento y Adecuación de la Plataforma Tecnológica de MPPIBAM

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 7

ASIGNACIÓN PRESUPUESTARIA: 2.137.907

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Fortalecimiento Tecnológico e Innovativo de las Industrias Básicas y Minería

OBJETIVOS ESPECÍFICOS: Ejecutar el Plan de Optimización de la Plataforma Tecnológica de MIBAM, Mediante el Mantenimiento y la Adecuación de los Recursos informáticos de la Coordinación de Tecnología que Garantice un Nivel Óptimo de Operatividad y Desempeño en el Manejo de la Información a Nivel Nacional para el año 2010

RESULTADO: Sistemas de Información Dispuestos para Dinamizar los Distintos Procesos del Ministerio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	567.907					567.907
4.03	Servicios no personales	1.170.000					1.170.000
4.04	Activos reales	400.000					400.000
	TOTAL	2.137.907					2.137.907

PROYECTO: COD. N.E: 107726 COD. PPTO: 430033000 Activación del Servicio Médico de Atención Primaria para los Trabajadores del Ministerio, con Alcance a sus Familiares

UNIDAD DE MEDIDA: Servicio Farmacéutico Hospitalario

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 21.875

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Desarrollo de la Nueva Institucionalidad Rumbo al Socialismo del Siglo XXI

OBJETIVOS ESPECÍFICOS: Activar un Servicio Médico de Atención Primaria para Aproximadamente 456 Trabajadores del Ministerio con Alcance a sus Familiares

RESULTADO: Un Servicio Medico Primario

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	21.875					21.875
	TOTAL	**21.875**					**21.875**

PROYECTO:	COD. N.E: 107753 COD. PPTO: 430034000 Establecer un Nuevo Modelo Productivo Socialista en el Sector Industrial Forestal del País
UNIDAD DE MEDIDA:	Modelo
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.232.137
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Contribuir a la Construcción del Nuevo Modelo Productivo
OBJETIVOS ESPECÍFICOS:	Promover el Establecimiento de un Nuevo Modelo Productivo en la Industria Forestal Nacional, con el Objeto de Contribuir al Mejor Aprovechamiento de los Recursos Forestales de Plantaciones o Bosques Nativos, Bajo el Criterio de Sustentabilidad y Desarrollo Económico Armónico con la Naturaleza
RESULTADO:	Un Nuevo Modelo Productivo que Tome en Cuenta las Potencialidades del Sector Forestal y Reduzca las Debilidades Comparativas Existentes en el Sector

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.210.210					1.210.210
4.02	Materiales, suministros y mercancías	1.927					1.927
4.03	Servicios no personales	20.000					20.000
	TOTAL	**1.232.137**					**1.232.137**

PROYECTO:	COD. N.E: 107711 COD. PPTO: 430035000 Fortalecer Institucionalmente el Bienestar Social de Todos los Trabajadores del MPPIBAM
UNIDAD DE MEDIDA:	Beneficio Social
CANTIDAD:	2
ASIGNACIÓN PRESUPUESTARIA:	26.839.085
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Desarrollo de la Nueva Institucionalidad Rumbo al Socialismo del Siglo XXI
OBJETIVOS ESPECÍFICOS:	Ampliar los Beneficios Socio-Económicos Existentes en el Ministerio, que Permitan Beneficiar a sus 480 Trabajadores y Trabajadoras con el Propósito de Contribuir al Mejoramiento de la Calidad de Vida y el Fortalecimiento de sus Capacidades Básicas para el Trabajo Productivo
RESULTADO:	Beneficios Socio-Económicos Ampliados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	26.636.585					26.636.585
4.02	Materiales, suministros y mercancías	22.500					22.500
4.03	Servicios no personales	180.000					180.000
	TOTAL	**26.839.085**					**26.839.085**

PROYECTO: COD. N.E: 107571 COD. PPTO: 430036000 Actualización, Evaluación y Recopilación del Catastro Minero Nacional

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 75.133

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Promoción de la Actividad Minera Sustentable

OBJETIVOS ESPECÍFICOS: Implementar, Desarrollar y Mantener un Sistema de Información Geográfica Minero que Garantice la Referencia Territorial de las Actividades Mineras, Coadyuvando a Ordenar de Manera Segura el Otorgamiento, Fiscalización y Control de Dichas Actividades

RESULTADO: Sistema de Información Geográfica para Optimizar el Proceso de Catastro Minero Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	25.133					25.133
4.03	Servicios no personales	30.000					30.000
4.04	Activos reales	20.000					20.000
	TOTAL	75.133					75.133

PROYECTO:	COD. N.E: 107456 COD. PPTO: 430037000 Fortalecimiento de los Procesos de Fiscalización, Seguimiento y Control de la Minería y sus Actividades Conexas
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	12
ASIGNACIÓN PRESUPUESTARIA:	14.259.601
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Promoción de la Actividad Minera Sustentable
OBJETIVOS ESPECÍFICOS:	Ejercer Eficientemente la Fiscalización, Seguimiento y Control Sobre las Actividades Mineras y Conexas, Mediante el Fortalecimiento de las Unidades Adscritas a la Dirección General de Fiscalización y Control Minero, Buscando una Mayor Eficiencia en la Liquidación y Recaudación de los Tributos Mineros, a Través de los Resultados Reflejados en 12 Informes de Gestión
RESULTADO:	Informes de Gestión que Reflejen el Control Ejercido Sobre la Minería

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.217.720					12.217.720
4.02	Materiales, suministros y mercancías	585.867					585.867
4.03	Servicios no personales	845.664					845.664
4.04	Activos reales	610.350					610.350
	TOTAL	**14.259.601**					**14.259.601**

PROYECTO:	COD. N.E: 107213 COD. PPTO: 430038000 Evaluar las Políticas Públicas del Ministerio del Poder Popular para las Industrias Básicas y Minería
UNIDAD DE MEDIDA:	Documento Técnico
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	8.876
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Las industrias Básicas como Palanca del Desarrollo Endógeno
OBJETIVOS ESPECÍFICOS:	Evaluar el Impacto de las Políticas Públicas que Están Bajo la Responsabilidad del Ministerio del Poder Popular para las Industrias Básicas y Minería
RESULTADO:	Documento Consolidado Sobre el Análisis, Evaluación e Impacto de las Políticas Públicas en el Sector de las Industrias Básicas y Mineras del País

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.451					2.451
4.03	Servicios no personales	6.425					6.425
	TOTAL	8.876					8.876

PROYECTO: COD. N.E: 107278 COD. PPTO: 430039000 Desarrollar el Nuevo Modelo Productivo Socialista de las Industrias Básicas y su Sector Transformador

UNIDAD DE MEDIDA: Modelo

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 1.591.853

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Las Industrias Básicas como Palanca del Desarrollo Endógeno

OBJETIVOS ESPECÍFICOS: Establecer una Nueva Estructura de Políticas Públicas que Permitan Crear las Bases para un nuevo Modelo, con una Visión Integral (Empresas Básicas-Sector Transformador) Teniendo Como Premisas los Intereses del País y Optimizando el uso de Nuestros Recursos Naturales no Renovables y Potenciando al Sector Trasformador Nacional Aprovechando su Capacidad Instalada

RESULTADO: Un Nuevo Modelo Productivo que Garantice el Mayor Valor Agregado a las Materias Primas, Fortaleciendo el Desarrollo Industrial, Económico, Político y Social del País

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.431.229					1.431.229
4.02	Materiales, suministros y mercancías	130.624					130.624
4.03	Servicios no personales	30.000					30.000
	TOTAL	**1.591.853**					**1.591.853**

PROYECTO: COD. N.E: 107418 COD. PPTO: 430040000 Seguimiento y Control a la Gestión Operativa, Económica y Financiera de Titulares y/o Beneficiarios de Derechos Mineros

UNIDAD DE MEDIDA: Beneficiario

CANTIDAD: Fem.(18) Mas.(17) Total (35)

ASIGNACIÓN PRESUPUESTARIA: 2.676.074

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Promoción de la Actividad Minera Sustentable

OBJETIVOS ESPECÍFICOS: Controlar y Realizar Seguimiento a la Gestión Operativa, Económica y Financiera de 35 Titulares y/o Beneficiarios de Derechos Mineros a los Fines de Generar Información para el Diseño de Políticas que Fortalezcan la Actividad Minera Sustentable

RESULTADO: Beneficiarios de Derechos Mineros

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.551.447					2.551.447
4.02	Materiales, suministros y mercancías	88.627					88.627
4.03	Servicios no personales	36.000					36.000
	TOTAL	**2.676.074**					**2.676.074**

PROYECTO:	COD. PPTO: 439999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	744.328.812
ASIGNACIÓN PRESUPUESTARIA:	744.328.812
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Establecer el Modelo Productivo en el Sector de Industrias Básicas y Minería
OBJETIVOS ESPECÍFICOS:	Apoyar el Funcionamiento Operativo del Instituto Nacional de Geología y Minería (INGEOMIN), de la Compañía Nacional de Industrias Básicas, C.A (CONIBA) y el Aporte de Capital de la Ley Especial de Endeudamiento Anual 2010 (LEEA 2010) de la Empresa de Producción Social Siderúrgica Nacional S.A.
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	15.250.000	729.078.812				744.328.812
	A1232 Empresa de Producción Social Siderúrgica Nacional, C.A						
	– 37.659 Diseño, Construcción y Operación de un Complejo Siderúrgico		729.078.812				729.078.812
	– Resto de Fuentes de Financiamiento	15.250.000					15.250.000
	TOTAL	**15.250.000**	**729.078.812**				**744.328.812**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	15.250.000	729.078.812				744.328.812
4.07.01.00.00	Transferencias y donaciones corrientes internas	15.250.000					15.250.000
4.07.01.03.00	Transferencias corrientes internas al sector público	15.250.000					15.250.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	14.350.000					14.350.000
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	14.350.000					14.350.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	900.000					900.000
	- A1229 Compañía Nacional de las Industria Básicas, C.A. (CONIBA)	900.000					900.000
4.07.03.00.00	Transferencias y donaciones de capital internas		729.078.812				729.078.812
4.07.03.03.00	Transferencias de capital internas al sector público		729.078.812				729.078.812
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		729.078.812				729.078.812
	- A1232 Empresa de Producción Social Siderúrgica Nacional, C.A.		729.078.812				729.078.812

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.696.665					21.696.665
4.03	Servicios no personales	168.000					168.000
	TOTAL	21.864.665					21.864.665

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.040.152					2.040.152
4.03	Servicios no personales	5.135.372					5.135.372
4.04	Activos reales	132.350					132.350
4.07	Transferencias y donaciones	6.330.000					6.330.000
4.11	Disminución de pasivos	150.000					150.000
	TOTAL	13.787.874					13.787.874

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.150.000					6.150.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.150.000					6.150.000
4.07.01.03.00	Transferencias corrientes internas al sector público	6.150.000					6.150.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.150.000					6.150.000
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	6.150.000					6.150.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	66.032					66.032
	TOTAL	**66.032**					**66.032**

Ministerio del Poder Popular para el Turismo

MINISTERIO DEL PODER POPULAR PARA EL TURISMO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para el Turismo enmarca su política presupuestaria con las líneas generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, el cual comprende las directrices estratégicas a cumplir por el Ejecutivo Nacional, específicamente la referida a la Construcción de un Modelo Productivo Socialista, que contiene como logros los siguientes:

- Calidad como herramienta dinamizadora de la sustentabilidad y sostenibilidad de la actividad turística.
- Equipamiento físico de los ejes y núcleos turísticos.
- Articulación intersectorial con los distintos actores del Sistema Turístico Nacional.
- Posicionamiento de Venezuela como un destino biodiverso, pluricultural y multiactivo.
- Fortalecimiento del patrimonio natural y cultural como parte del producto turístico.
- Una visión geoestrategia que implica el planeamiento integral y la asignación de medios para alcanzar los Planes de Ordenamiento de las Zonas de Interés Turístico.

En este sentido, las políticas que adelanta el Gobierno Bolivariano de Venezuela en materia turística, están enmarcadas en la Nueva Ley Orgánica de Turismo, que tienen como finalidad cambiar la actual concepción del turismo, que desaparezca la visión del sector turismo como Industria y se conforme como un proceso social que beneficie a la colectividad. De tal manera, el Despacho tendrá como directrices:

- Fomentar la conformación de redes sociales en las comunidades para la presentación de proyectos turísticos que mejoren la calidad de vida de nuestra población.
- La participación y protagonismo de las comunidades, no sólo al sector público, privado y mixto, sino también a los consejos comunales, las cooperativas y comunidades organizadas que puedan desarrollarse dentro del ámbito turístico.
- Continuidad a la adquisición de Infraestructura física turística a nivel nacional, que actualmente presenta deterioro y abandono por parte del sector privado, siendo aptas para el desarrollo del servicio turístico a nivel nacional.

El presupuesto para el año 2010 asciende a la cantidad de Bs. 128.144.007, destinándose a los Proyectos Turísticos Bs. 15.556.771 y a las Acciones Centralizadas Bs. 112.587.236, que incluyen las transferencias a los entes adscritos: Instituto Nacional de Turismo (INATUR), Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV) y Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles.

Los Proyectos de infraestructura turística para el ejercicio fiscal 2010 son los siguientes:

- Administración de la Zonas de Interés Turístico, con la cantidad de Bs. 3.305.600.

- Plan Nacional de Registro, Evaluación y Control de Prestadores de Servicios Turísticos, la inversión asciende a Bs. 1.300.000.
- Sistema Nacional de Calidad Turística, al cual se le asignó la cantidad de Bs. 1.710.799.
- Turismo Comunitario con Bs. 940.000.
- Turismo Social Bs. 760.000.
- Fomento y Desarrollo de la Inversión Turística Nacional, se prevé Bs. 635.600.
- Fortalecimiento de las Estadísticas Turísticas Bs. 1.200.000.
- Sistema de Distribución Global Orinoco Bs. 1.100.000.
- Imagen Venezuela Bs. 3.604.772.
- Aportes y Transferencias para financiar los Proyectos del los Entes Descentralizados, correspondiente a la asignación de la Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles con Bs. 1.000.000.

Entre los organismos adscritos al Ministerio del Poder Popular para el Turismo se encuentran:

Instituto Nacional de Turismo (INATUR)

El instituto es el encargado de la capacitación y promoción turística en el país, a través de la rectoría del Ministerio del Poder Popular para el Turismo, teniendo para el año 2010 como objetivo estratégico el alcance de la Suprema Felicidad Social, la cual tendrá como punto de partida la construcción de una estructura social incluyente, formula su presupuesto orientado en la actividad turística como actividad generadora de trabajo y bienestar hacia las comunidades a través de la capacitación continua del recurso humano en las áreas de sensibilización, capacitación y formación a nivel nacional a fin de prestar un servicio de calidad a los usuarios del sector turismo y promover los diferentes destinos turísticos que ofrece nuestro país a nivel nacional e internacional.

El Organismo tiene una relación directa con los Fondos Mixtos de Turismo, establecido en la Ley Orgánica de Turismo, con el objeto de que los proyectos presentados por las Fondos Mixtos Estadales (bien sean propuestos por éstos o por las comunidades, entes públicos y privados, prestadores de servicios e instituciones educativas), sean pre evaluados y aprobados por su junta directiva, quienes determinan si el planteamiento cumple con las política, lineamientos y metodologías implementadas por el Instituto Nacional de Turismo (INATUR). En tal sentido, la recaudación generada a través del uno por ciento (1%) constituyen ingresos ordinarios de vital importancia para el autofinanciamiento de sus actividades, es el ente que vela por la capacitación y promoción del sector y a su vez transfiere el cincuenta por ciento (50%) a los Fondos Mixtos de Turismo legalmente constituidos, para el desarrollo de la actividad turística en cada región del país. El monto de la transferencia de recursos alcanza Bs. 14.500.000.

Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

La Comisión de Casinos, Salas de Bingo y Máquinas Traganíqueles es el ente rector en materia de juegos lícitos de envite y azar, responsable de la concesión de licencias de instalación y funcionamiento, el control, supervisión, fiscalización y recaudación de tributos, en sus diferentes modalidades lícitas y con fines de lucro que se realizan en los establecimientos de casinos, salas de bingo y máquinas traganíqueles.

Para el año 2010 la Comisión Nacional de Casinos prevé continuar fortaleciendo la Inspectoría Nacional, unidad responsable de ejecutar las fiscalizaciones, con la acometida del proyecto Misión "0" Cero Juego Ilegal, manteniendo el talento humano especializado y extendiendo una adecuada plataforma tecnológica, que permita llevar registros y controles automatizados y actualizados, para ejercer una contundente acción fiscalizadora en la verificación de los deberes formales, por parte de las licenciatarias y con el propósito de determinar el cumplimiento de las obligaciones contenidas en la Ley para el Control de los Casinos, Salas de Bingo y Máquinas Traganíqueles. La asignación programada asciende a Bs. 2.500.000.

Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

El Colegio Universitario Hotel Escuela de Los Andes Venezolanos (CUHELAV), nace en el año 1982, como respuesta de las necesidades del sector turístico en nuestro país. Mérida, ciudad turística por excelencia, es el ambiente propicio para la conformación de una casa de estudios que apuntan la formación de un profesional integral en el área de la hotelería, el turismo y la hospitalidad en general.

Inserto en los espacios del Hotel Prado Río, su ubicación posibilita la compenetración de los estudiantes con la operación hotelera, sin descuidar todas las demás áreas que vinculan al estudiante con diversas empresas de la hospitalidad. Los espacios creados en la sede para escenificar esta aproximación son el Aula Sommeller, el Aula Bar, el área de habitaciones, la cocina didáctica, el Restaurante Escoffier y la Biblioteca "Luís Zambrano".

Se configura entonces, un individuo que conoce en profundidad las funciones básicas de la hospitalidad, los sistemas y procedimientos de la producción y de la toma de decisiones. El Hotel Escuela otorga, al cumplir un lapso de tres años el título en Técnico Superior y Servicios de la Hospitalidad. El aporte fiscal asciende a Bs. 4.000.000.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.120	440035000	Fomento y Desarrollo de la Inversión Turística Nacional	Proyecto Financiado			240	635.600			635.600
107.212	440036000	Turismo Social	Persona			5.000	760.000			760.000
107.174	440037000	Turismo Comunitario	Comunidad			24	940.000			940.000
107.058	440038000	Imagen Venezuela	Campaña Publicitaria			3	3.604.772			3.604.772
107.101	440039000	Fortalecimiento de las Estadísticas Turísticas	Entrevista			102.140	1.200.000			1.200.000
106.931	440040000	Sistema de Distribución Global Orinoco	Sistema			1	1.100.000			1.100.000
107.117	440041000	Plan Nacional de Registro, Evaluación y Control de Prestadores de Servicios Turísticos	Documento			2.900	1.300.000			1.300.000
107.170	440042000	Sistema Nacional de Calidad Turística	Documento			69	1.710.799			1.710.799
107.227	440043000	Administración de las Zonas de Interés Turístico	Plan			5	3.305.600			3.305.600
	449999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.000.000	1.000.000			1.000.000
						TOTAL	15.556.771			15.556.771

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
440001000	Dirección y Coordinación de los Gastos de los Trabajadores	61.563.211			61.563.211
440002000	Gestión Administrativa	46.024.025			46.024.025
440003000	Previsión y Protección Social	5.000.000			5.000.000
	TOTAL	112.587.236			112.587.236

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**144**	**258**	**134**	**536**	**7.790.921**	**1.676.559**	**9.467.480**
Directivo	23	26	2	51	1.011.703		1.011.703
Profesional y Técnico	46	14	106	166	3.015.432	764.146	3.779.578
Personal Administrativo	7	2	9	18	244.590	76.773	321.363
Obrero	68	216	17	301	3.519.196	835.640	4.354.836
Personal Contratado	**77**	**141**		**218**	**6.283.909**		**6.283.909**
Profesional y Técnico	71	92		163	5.338.549		5.338.549
Personal Administrativo	6	49		55	945.360		945.360
TOTAL	**221**	**399**	**134**	**754**	**14.074.830**	**1.676.559**	**15.751.389**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**19**	**9**	**28**	**731.922**
Obreros	6	3	9	230.962
Empleados	13	6	19	500.960
Jubilados	**59**	**85**	**144**	**4.268.078**
Obreros	16	47	63	1.827.960
Empleados	43	38	81	2.440.118
TOTAL	**78**	**94**	**172**	**5.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	60.983.704			60.983.704
4.02	Materiales, suministros y mercancías	6.450.565			6.450.565
4.03	Servicios no personales	23.230.590			23.230.590
4.04	Activos reales	5.953.331			5.953.331
4.07	Transferencias y donaciones	27.800.000			27.800.000
4.08	Otros gastos	27.873			27.873
4.11	Disminución de pasivos	3.697.944			3.697.944
	TOTAL	**128.144.007**			**128.144.007**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	21.000.000			21.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	21.000.000			21.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	21.000.000			21.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	21.000.000			21.000.000
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	2.500.000			2.500.000
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	4.000.000			4.000.000
	- A1329 Instituto Nacional de Turismo (INATUR)	14.500.000			14.500.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	600.000			600.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	600.000			600.000
4.07.02.01.00	Transferencias corrientes al exterior	600.000			600.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	600.000			600.000
	- I0235 Organización Mundial del Turismo (OMT)	300.000			300.000
	- I0236 Organización Turística del Caribe (OTC)	300.000			300.000

PROYECTO:	COD. N.E: 107120 COD. PPTO: 440035000 Fomento y Desarrollo de la Inversión Turística Nacional.
UNIDAD DE MEDIDA:	Proyecto Financiado.
CANTIDAD:	240
ASIGNACIÓN PRESUPUESTARIA:	635.600
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Fomentar la Actividad Turística como Alternativa de Crecimiento Social y Económico en Aquellos Ejes Geográficos que Sean de Interés Estratégico, a través de Proyectos y Programas de Desarrollo Turístico que Promuevan la Inclusión Social.
OBJETIVOS ESPECÍFICOS:	Coadyuvar en el Desarrollo de Comunidades Potencialmente Turísticas, a través de Mecanismos que Estimulen y Faciliten la Inversión en el Sector Turismo, con Base en un Ordenamiento Territorial y la Consolidación de Proyectos de Vida Turísticos.
RESULTADO:	Mecanismos que Faciliten a los Promotores y Emprendedores el Desarrollo de Proyectos de Inversión y de Vida Turísticos, a los Fines de Desarrollar la Actividad Turística como Actividad Económica Sustentable.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	635.600					635.600
	TOTAL	**635.600**					**635.600**

PROYECTO: COD. N.E: 107212 COD. PPTO: 440036000 Turismo Social.

UNIDAD DE MEDIDA: Persona.

CANTIDAD: 5.000

ASIGNACIÓN PRESUPUESTARIA: 760.000

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad.

OBJETIVO ESTRATÉGICO: Contribuir en la Inclusión de la Población al Disfrute del Patrimonio Turístico Nacional y a la Integración Intercultural con Países de América Latina y El Caribe.

OBJETIVOS ESPECÍFICOS: Facilitar el Acceso a los Diferentes Destinos Turísticos del Mayor Número de Personas, (Trabajadores, Niños, Adolescentes, Personas de la Tercera Edad), Mediante Propuestas Turísticas a Precios Accesibles así como con los Países Latinoamericanos con los que se Firme Convenio de Cooperación Integral.

RESULTADO: Programas de Turismo Social para Venezolanos y Venezolanas a Diferentes Destinos Turísticos Nacionales e Internacionales que les Permita Recrearse Afianzar su Identidad Nacional y Compartir Experiencias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	114.000					114.000
4.03	Servicios no personales	646.000					646.000
	TOTAL	760.000					760.000

PROYECTO: COD. N.E: 107174 COD. PPTO: 440037000 Turismo Comunitario.

UNIDAD DE MEDIDA: Comunidad.

CANTIDAD: 24

ASIGNACIÓN PRESUPUESTARIA: 940.000

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Consolidar el Desarrollo Endógeno del Turismo como Actividad Estratégica de Interés Nacional, en el Marco del Desarrollo del Modelo Productivo Socialista.

OBJETIVOS ESPECÍFICOS: Promover la Participación y Organización Comunitaria para que a Partir de un Diagnóstico Participativo, Formulen Proyectos Socio-Productivos que Contribuyan al Desarrollo Turístico del Sector y les Permita Contar con una Actividad Económica Productiva.

RESULTADO: Lograr que las Comunidades Organizadas:1. Gestionen Adecuadamente el Recurso Turístico para su Crecimiento Económico y Social 2. Elaboren Planes de Acción con Criterio de Corresponsabilidad. 3. Formulen Proyectos Turísticos Sustentables, a Partir de un Diagnóstico Participativo de sus Potencialidades.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	141.000					141.000
4.03	Servicios no personales	799.000					799.000
	TOTAL	940.000					940.000

PROYECTO: COD. N.E: 107058 COD. PPTO: 440038000 Imagen Venezuela.
UNIDAD DE MEDIDA: Campaña Publicitaria.
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 3.604.772
DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO: Diseñar las Políticas de Información y Divulgación para Dar a Conocer los Diferentes Destinos Turísticos de Venezuela.
OBJETIVOS ESPECÍFICOS: Consolidar la Imagen de Venezuela como Destino Turístico a Nivel Nacional e Internacional.
RESULTADO: Campañas de Información y Divulgación de Destinos Turísticos Nacionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	702.386					702.386
4.03	Servicios no personales	2.902.386					2.902.386
	TOTAL	3.604.772					3.604.772

PROYECTO: COD. N.E: 107101 COD. PPTO: 440039000 Fortalecimiento de las Estadísticas Turísticas.

UNIDAD DE MEDIDA: Entrevista.

CANTIDAD: 102.140

ASIGNACIÓN PRESUPUESTARIA: 1.200.000

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Estudio y Análisis de Informes Estadísticos sobre la Actividad Turística.

OBJETIVOS ESPECÍFICOS: Cuantificar el Aporte del Sector Turismo en la Economía, Mediante la Generación de Información Estadística Oportuna y Confiable para la Toma de Decisiones Estratégicas.

RESULTADO: Encuesta de Turismo a Pasajeros en Cruceros, Encuesta de Turismo Receptivo en el Aeropuerto Internacional Santiago Mariño (Estado Nueva Esparta); Encuesta en Sitios de Interés Turísticos en Temporadas Altas, Encuestas a Prestadores de Servicios Turístico; Encuesta FITVEN 2010.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	87.922					87.922
4.03	Servicios no personales	1.112.078					1.112.078
	TOTAL	**1.200.000**					**1.200.000**

PROYECTO:	COD. N.E: 106931 COD. PPTO: 440040000 Sistema de Distribución Global Orinoco
UNIDAD DE MEDIDA:	Sistema.
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.100.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Proporcionar una Herramienta Accesible a Todos los Prestadores de Servicios Turísticos, a Fin de Poder Contar con un Sistema de Reserva en Línea que les Permita Mejorar sus Procesos de Comercialización.
OBJETIVOS ESPECÍFICOS:	Diseñar un Sistema donde Participen Activamente las Agencias de Viajes, Compañías Aéreas, Hoteles, Operadores Turísticos y el Público, a Través del Cual Puedan Realizar Reservas de Servicios Turísticos.
RESULTADO:	Disponer de un Sistema Informático para la Reserva de los Servicios Turísticos a Nivel Nacional e Internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	100.000					100.000
4.03	Servicios no personales	600.000					600.000
4.04	Activos reales	400.000					400.000
	TOTAL	1.100.000					1.100.000

PROYECTO:	COD. N.E: 107117 COD. PPTO: 440041000 Plan Nacional de Registro, Evaluación y Control de Prestadores de Servicios Turísticos.
UNIDAD DE MEDIDA:	Documento.
CANTIDAD:	2.900
ASIGNACIÓN PRESUPUESTARIA:	1.300.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Registro de los Prestadores de Servicios Turísticos a Nivel Nacional, y el Otorgamiento de Licencias de Funcionamiento.
OBJETIVOS ESPECÍFICOS:	Solidificar las Políticas Institucionales Orientadas al Funcionamiento del Sistema Turístico Nacional, con el Propósito de Obtener el Mejoramiento Continuo de la Calidad de los Servicios Turísticos Ofertados en el País.
RESULTADO:	Disponer de un Registro Turístico Nacional en el Cual Estén Inscritos el Mayor Número de Prestadores de Servicios Turísticos, el Otorgamiento de las Licencias de Funcionamiento, así Como la Verificación del Acatamiento de las Normas Legales Vigentes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	120.000					120.000
4.03	Servicios no personales	780.000					780.000
4.04	Activos reales	400.000					400.000
	TOTAL	1.300.000					1.300.000

PROYECTO: COD. N.E: 107170 COD. PPTO: 440042000 Sistema Nacional de Calidad Turística.

UNIDAD DE MEDIDA: Documento.

CANTIDAD: 69

ASIGNACIÓN PRESUPUESTARIA: 1.710.799

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Posicionamiento de Venezuela como un Destino Turístico de Calidad

OBJETIVOS ESPECÍFICOS: Fortalecer la Capacidad Regulatoria del Ejecutivo en el Sector a través de la Formulación de Normas Técnicas o Actos de Regulación, con la Finalidad de Mejorar la Calidad de los Servicios Turísticos e Implementar Programas e Instrumentos que Permitan Fortalecer la Gestión del Patrimonio Turístico Nacional.

RESULTADO: Plan Nacional de Calidad Turística y Fortalecimiento del Patrimonio Turístico Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	506.207					506.207
4.03	Servicios no personales	1.204.592					1.204.592
	TOTAL	1.710.799					1.710.799

PROYECTO: COD. N.E: 107227 COD. PPTO: 440043000 Administración de las Zonas de Interés Turístico.

UNIDAD DE MEDIDA: Plan.

CANTIDAD: 5

ASIGNACIÓN PRESUPUESTARIA: 3.305.600

DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional.

OBJETIVO ESTRATÉGICO: Profundizar la Cohesión y la Equidad Socio-Territorial para Favorecer el Desarrollo Turístico Nacional y Elevar la Calidad de Vida de las Comunidades.

OBJETIVOS ESPECÍFICOS: Diseño y Elaboración de Planes de Ordenamiento y Creación de Unidades de Gestión, con el Objeto de Coordinar las Acciones para la Correcta Administración de las Zonas de Interés Turístico en los Estados Vargas, Sucre, Falcón y Nueva Esparta.

RESULTADO: Elaboración de Instrumentos de Planificación Territorial y Urbano para Orientar la Inversión de los Sectores Público y Privado en las Zonas de Interés Turístico de los Estados Nueva Esparta y Sucre, y Creación y Activación de las Unidades de Gestión en los Estados Vargas, Nueva Esparta y Falcón.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	244.860					244.860
4.04	Activos reales	3.060.740					3.060.740
	TOTAL	3.305.600					3.305.600

PROYECTO: COD. PPTO: 449999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.

UNIDAD DE MEDIDA: Bolívar.

CANTIDAD: 1.000.000

ASIGNACIÓN PRESUPUESTARIA: 1.000.000

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Garantizar los Recursos Financieros para Asegurar la Ejecución de los Proyectos Turísticos.

OBJETIVOS ESPECÍFICOS: Garantizar los Recursos Financieros para Asegurar la Ejecución de los Proyectos Turísticos.

RESULTADO: Permitir la Continuidad de los Proyectos de los Entes Adscritos al Ministerio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.000.000					1.000.000
	TOTAL	**1.000.000**					**1.000.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.000.000					1.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.000.000					1.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.000.000					1.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.000.000					1.000.000
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	1.000.000					1.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	60.983.704					60.983.704
4.03	Servicios no personales	579.507					579.507
	TOTAL	61.563.211					61.563.211

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.679.050					4.679.050
4.03	Servicios no personales	13.726.567					13.726.567
4.04	Activos reales	2.092.591					2.092.591
4.07	Transferencias y donaciones	21.800.000					21.800.000
4.08	Otros gastos	27.873					27.873
4.11	Disminución de pasivos	3.697.944					3.697.944
	TOTAL	46.024.025					46.024.025

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	20.000.000					20.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	20.000.000					20.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	20.000.000					20.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	20.000.000					20.000.000
	- A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	1.500.000					1.500.000
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	4.000.000					4.000.000
	- A1329 Instituto Nacional de Turismo (INATUR)	14.500.000					14.500.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	600.000					600.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	600.000					600.000
4.07.02.01.00	Transferencias corrientes al exterior	600.000					600.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	600.000					600.000
	- I0235 Organización Mundial del Turismo (OMT)	300.000					300.000
	- I0236 Organización Turística del Caribe (OTC)	300.000					300.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.000.000					5.000.000
	TOTAL	5.000.000					5.000.000

Ministerio del Poder Popular para la Energía y Petróleo

MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para la Energía y Petróleo, para el año 2010 impulsará su política energética y de hidrocarburos a través de los Viceministerios de Hidrocarburos y Energía, a fin de garantizar la ejecución de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, que en una visión de soberanía combina esfuerzos para optimizar la utilización de sus recursos energéticos naturales con miras a que Venezuela se constituya en una Potencia Energética Mundial.

SUB-SECTOR HIDROCARBUROS:

Es competencia del Viceministerio de Hidrocarburos la definición de lineamientos que contribuyan a la ejecución del Proyecto Nacional Simón Bolívar – Primer Plan Socialista PPS – 2007-2013; así mismo la determinación y seguimiento de los lineamientos políticos relacionados con el desenvolvimiento de todas las actividades vinculadas con el desarrollo y aprovechamiento de los recursos de hidrocarburos existentes en el país, y en particular los referentes a la industria petrolera y gasífera.

Este Viceministerio solicitará recursos financieros basándose en los criterios de máxima eficiencia económica y social, aprovechamiento, optimización y racionalización del gasto, con la finalidad de dar cumplimiento a los planes y objetivos propuestos por el Gobierno Nacional, en materia de energía.

En función de lo anteriormente expuesto, para el año 2010 se asignarán recursos para el logro de los siguientes objetivos:

- Asegurar el desarrollo de proyectos de infraestructura y asignación de los distintos recursos y materias primas de hidrocarburos en función de la seguridad energética de la nación, en el corto, mediano y largo plazo.
- Garantizar la máxima valorización estratégica de los hidrocarburos originales (crudo extra pesado y gas) y derivados (crudo mejorado, coque y productos) de la explotación de la Faja Petrolífera del Orinoco, generando las políticas públicas requeridas de valorización y asignación de materias primas de hidrocarburos que sean requeridas.
- Asegurar un desarrollo de la capacidad de transformación y manufactura de los hidrocarburos en función tanto de la valorización estratégica de los mismos, como del abastecimiento prioritario del Mercado Interno.
- Impulsar el desarrollo industrial en la Cadena de Valor de los Hidrocarburos, particularmente en lo relacionado con la actividad industrial de manufactura de combustibles (refinación); así como, la actividad industrial de transformación petroquímica con base al gas natural, carbón y refinación, promoviendo el desarrollo endógeno y la participación nacional a través de unidades de producción socialista.
- Asegurar el continuo levantamiento de datos asociados a las actividades de industrialización de los hidrocarburos con el fin de generar la información requerida para conceptualizar, diseñar y mantener la base de datos estadísticos que contribuyan al proceso de toma de decisiones dentro del sector de su competencia.

- Impulsar el desarrollo del Mercado Interno de los Hidrocarburos, sobre la base de considerar este mercado bajo regulación estatal por su condición de bien estratégico de primera necesidad.
- Asegurar para la Nación y el pueblo el pleno control político, económico y social de las actividades contenidas en la Cadena de Valor de los Hidrocarburos.
- Garantizar el adecuado desempeño tecnológico asociado con las actividades de la cadena de valor de los hidrocarburos, fomentando el desarrollo productivo, social y endógeno de la tecnología en el país.
- Generar un adecuado protocolo de asignación de derechos de explotación de hidrocarburos, con el fin de optimizar la estrategia de explotación de los yacimientos y apuntalar la participación nacional.
- Asegurar la maximización del recobro de los hidrocarburos de los yacimientos, de tal manera que se mantenga el nivel adecuado de energía de los mismos en el subsuelo, de acuerdo con sus condiciones de explotación acompañado con la oportuna generación de la actividad de recuperación secundaria cuando sea necesario.
- Asegurar la capacidad para planificar, regular, fiscalizar e inspeccionar de manera eficiente y efectiva todas las actividades de hidrocarburos y limitar de esta manera al mínimo operacional ineludible de las pérdidas de hidrocarburos tanto físicas como contables.
- Asegurar los parámetros adecuados en la estructura de las fórmulas de precios de hidrocarburos con fines de recaudación fiscal en los distintos mercados de petróleo a nivel internacional donde se realiza el valor de los hidrocarburos extraídos, de tal manera que exista una mínima desviación entre la valorización que otorga el mercado y la que refleja la fórmula fiscal a nivel de campo de producción.
- Asegurar la ejecución oportuna, eficiente y efectiva de las acciones administrativas requeridas para una pronta recaudación de las regalías.

SUB-SECTOR ENERGÍA:

Corresponde al Despacho del Viceministro de Energía velar por el desarrollo, aprovechamiento y control de los recursos energéticos, especialmente los vinculados al sector eléctrico y a las energías alternativas; para ello realizará seguimiento a la política energética del país, a fin de garantizar que su contenido y aplicación se ajuste al Proyecto Nacional Simón Bolívar – Primer Plan Socialista PPS – 2007-2013, que en una visión de soberanía combina esfuerzos para optimizar la utilización de sus recursos energéticos naturales con miras a que Venezuela se constituya en una potencia energética que mediante mecanismos políticos adecuados, se oriente en función de la integración energética, especialmente con los países del sur.

Desde el punto de vista operativo, corresponde a este Despacho velar por un flujo de energía suficiente, oportuna y de calidad, en una perspectiva de explotación racional y eficiente de los recursos, preservando el ambiente y garantizando el bienestar social, en función de la política pública que define la organización y prestación del Servicio.

Con el propósito de contribuir al desarrollo endógeno y al aprovechamiento optimizado de los recursos energéticos, el subsector energía, orientará su política presupuestaria a la expansión de la distribución de energía en el país, para satisfacer la demanda interna de electricidad creciente en el tiempo; a la regulación y supervisión de la gestión del servicio eléctrico nacional, en cuanto a los principios que orientan su constitución; impulsar el uso eficiente de la energía, tanto la generada por fuentes hidrológicas, como la generada por fuentes térmicas favoreciendo el uso del gas natural; y además, propiciando el uso de fuentes renovables de energía ambientalmente sostenibles.

En función de lo anterior, para el año 2010 se han considerado recursos con el propósito de alcanzar los siguientes objetivos:

- Dirigir y coordinar la aplicación de políticas que tienen como propósito la regulación del sector eléctrico, incluyendo las relativas a las energías alternativas.
- Velar por la calidad y eficiencia en la prestación del servicio eléctrico, adoptando acciones y ejecutando medidas que garanticen el suministro de energía eléctrica.
- Administrar un sistema operacional que haga posible estudiar y analizar, de manera permanente y dinámica, los costos asociados a todas las actividades que conforman el servicio eléctrico; fijar esquemas de retribución del servicio de electricidad y sus tarifas asociadas, para garantizar precios justos a los consumidores y remuneración adecuada al prestador del servicio.
- Fortalecer las actividades de generación, transmisión, distribución y atención del usuario, en todas las regiones del país.
- Implantar metodologías para el control de gestión de las empresas eléctricas.
- Promover y fomentar el desarrollo endógeno, así como la participación del Poder Comunal y de las empresas de Producción Social y de las Cooperativas en las actividades del servicio eléctrico.
- Promover y fomentar el desarrollo productivo y tecnológico de la industria eléctrica, en coordinación con los demás entes del Estado, siguiendo los lineamientos del Ejecutivo Nacional en la materia.
- Propiciar, dirigir y coordinar las políticas, estrategias y acciones orientadas a evaluar la gestión económica del sector eléctrico.
- Asegurar que la aprobación de los proyectos vinculados a las actividades del servicio eléctrico, se realicen con criterios de eficiencia técnica, sustentabilidad financiera y articulados con las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.
- Realizar seguimiento y garantizar el uso eficiente de los combustibles utilizados para la generación de energía eléctrica y evaluar el desempeño del sistema de generación y transmisión.
- Mantener actualizadas las estadísticas de la gestión operativa del servicio eléctrico en coordinación con el Centro Nacional de Gestión del Sistema Eléctrico.

- Promover el uso eficiente de la energía e implantar un programa nacional de eficiencia energética.
- Promover el ahorro y uso eficiente de la energía en los consumidores finales, impulsado cambios de conducta y la adopción de tecnología eficiente, diseñando los instrumentos legales necesarios que garanticen el desarrollo sostenido de la eficiencia energética en todos los niveles de la cadena de valor de la energía.
- Disponer de un sistema de información económico energético actualizado que permita la toma de decisiones adecuadas.
- Realizar estudios que permitan visualizar la evolución del sistema energético nacional y sus relaciones con el entorno económico nacional e internacional a mediano y largo plazo, a fin de disponer de una herramienta de planificación que tome en consideración las técnicas de escenarios y el uso de modelos.
- Inventariar, organizar y evaluar la información existente sobre los recursos de minerales radiactivos para crear un sistema de información georeferenciado que permita emprender la exploración sistémica a nivel nacional.
- Prevenir la contaminación del medio ambiente derivada de las actividades asociadas al sector eléctrico, incluyendo las energías renovables.
- Formulación de políticas, estrategias y proyectos relativos a la investigación y desarrollo de las energías alternativas.
- Promover acciones para fomentar el desarrollo productivo, social, endógeno y tecnológico de las energías alternativas en el país.

Por otra parte, se contemplan recursos por Bs. 1.531.257.108, provenientes de la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2010, con la finalidad de ejecutar proyectos de inversión en el sistema eléctrico nacional, distribuidos entre las siguientes empresas:

CORPORACIÓN ELÉCTRICA NACIONAL (CORPOELEC)

La Corporación Eléctrica Nacional, creada por el Gobierno Nacional mediante Decreto Presidencial Nº 5.330, en julio de 2007, que tendrá como misión la reorganización del sector eléctrico nacional con la finalidad de mejorar la calidad del servicio en todo el país, maximizar la eficiencia en el uso de las fuentes primarias de producción de energía y en la operación del sistema y redistribución de cargas y funciones de las actuales operadoras.

Para el año 2010, se le asignarán recursos por un monto de Bs. 12.900.000 para la ejecución del proyecto de Fortalecimiento y Desarrollo Institucional de CORPOELEC.

C.A. DE ADMINISTRACIÓN Y FOMENTO ELÉCTRICO (CADAFE)

La empresa C.A. de Administración y Fomento Eléctrico, filial de Corporación Eléctrica Nacional, tiene por objeto la generación, distribución, transmisión y comercialización de energía eléctrica en todo el territorio nacional venezolano, dividido para estos fines en seis regiones operativas, según resolución del Ministerio del Poder Popular para la Energía y Petróleo, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.785 del 08/10/07, las cuales son: Región Noroeste (Estados Zulia, Falcón, Lara y Yaracuy), Región Norcentral (Estados Carabobo, Aragua, Miranda, Vargas y Distrito Capital), Región Oriental (Estados Anzoátegui, Monagas, Sucre, Nueva Esparta y Delta Amacuro), Región Central (Estados Guárico, Cojedes, Portuguesa, Barinas y Apure), Región Andina (Estados Mérida, Trujillo y Táchira) y Región Sur (Estados Bolívar y Amazonas). Además, está encargada de prestar un servicio público de energía eléctrica de calidad, con un personal comprometido en la gestión productiva, para satisfacer necesidades de los usuarios, mediante el uso eficiente de los recursos; para lo cual se le han asignado Bs. 29.208.408, para la ejecución de los siguientes proyectos:

- Conversión a GAS Planta Centro Bs. 13.813.900
- Fortalecimiento Institucional del Sector Eléctrico Bs. 15.394.508

ELECTRIFICACIÓN DEL CARONÍ, C.A. (EDELCA)

Esta empresa fue adscrita al Ministerio del Poder Popular para la Energía y Petróleo, mediante el Decreto N° 5.530 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.736 de fecha 31/06/07. Como filial de la Corporación Eléctrica Nacional, se encarga de generar, transmitir y distribuir energía eléctrica de manera confiable, segura y en armonía con el medio ambiente; a través del esfuerzo de mujeres y hombres motivados, capacitados, comprometidos, con un alto nivel técnico y humano; enmarcado todo en los planes estratégicos de la nación, para contribuir con el desarrollo económico, social, endógeno y sustentable del país. Para el ejercicio fiscal 2010 se le han asignado recursos por un monto de Bs. 1.102.148.700, dirigidos a desarrollar el proyecto "Central Hidroeléctrica TOCOMA".

C.A. ENERGÍA ELÉCTRICA DE VENEZUELA (ENELVEN)

Esta empresa filial de la Corporación Eléctrica Nacional se encuentra ubicada en la región zuliana, presta servicio de suministro eléctrico, de telecomunicaciones y tecnologías de información, con calidad y responsabilidad social.

Para el año 2010 le fueron asignados recursos por Bs. 387.000.000 para el desarrollo y ejecución del proyecto Planta Termozulia III.

SUBSECTOR REFINACIÓN:

Este subsector tiene previsto para el año 2010 ejecutar las siguientes funciones y acciones:

- Contribuir a la formulación de políticas para incrementar la participación de la propiedad social en las actividades relacionadas con la Refinación.

- Promover y coordinar la integración de las instalaciones de refinación de petróleo y procesamiento de gas con los futuros proyectos petroquímicos para incrementar la participación del estado en los mismos.

- Mejorar el control del uso de las corrientes de refinación para garantizar el aprovechamiento de las mismas por empresas de propiedad social.

- Revisar los contratos de suministro de corrientes de refinación para adaptarlos a la realidad social y política del país y encuadrarlos dentro de los lineamientos del primer plan socialista.

SUBSECTOR PETROQUÍMICA:

El Ministerio del Poder Popular para la Energía y Petróleo tiene entre sus funciones la formulación, regulación y seguimiento de las políticas, la planificación, vigilancia, inspección y fiscalización de las actividades del sector petroquímico, carboquímico, similares y conexos, además de la fijación de los precios de los productos derivados de la petroquímica. En ese sentido, este Despacho orientará su política de gastos para el año 2010 sobre los siguientes aspectos:

- Fomentar y velar por el desarrollo aguas abajo del sector petroquímico nacional, garantizando la participación del Estado y del capital nacional e internacional, así como de cualquier otra forma de propiedad definida en el marco jurídico vigente.

- Contribuir a garantizar los volúmenes de fertilizantes requeridos para el cumplimiento del “Plan Nacional de Siembra” definido por el Ejecutivo Nacional.

- Centralizar y coordinar sistemas de información para registrar y evaluar las empresas mixtas en el área petroquímica.

- Asegurar que los proyectos petroquímicos estén enmarcados en los modelos de producción y consumo ambientalmente sustentables a nivel nacional.

A nivel descentralizado, el Despacho tiene además previstas transferencias a los entes y organismos adscritos, mencionados a continuación:

ENTE NACIONAL DEL GAS (ENAGAS)

Este organismo tiene como misión promover el desarrollo de todas las fases de la industria de los hidrocarburos gaseosos y regular las actividades de transporte, distribución y comercialización del gas natural para coadyuvar en la coordinación y salvaguarda de dichas actividades, asignándole recursos ordinarios por Bs. 10.839.890 para el cumplimiento de sus objetivos, distribuidos de la siguiente manera:

- Acciones Centralizadas Bs. 3.252.000
- Proyectos Bs. 7.587.890

FUNDACIÓN ORO NEGRO

La fundación tiene como objetivo principal, planificar, desarrollar, organizar y realizar programas, proyectos sociales, educativos, micro asistenciales, deportivos y culturales; dirigidos a los sectores de los más desposeídos; así como también mejorar la calidad de vida de los trabajadores activos, jubilados y pensionados del Ministerio del Poder Popular para la Energía y Petróleo y sus entes adscritos.

Para el ejercicio fiscal 2010, el Ministerio le transferirá recursos ordinarios por el orden de Bs. 7.026.574, distribuidos de la siguiente manera:

- Acciones Centralizadas Bs. 2.108.000
- Proyectos Bs. 4.918.574

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

La fundación "La Alquitrana" presta servicios de guardería infantil a los hijos en edad preescolar de los trabajadores al servicio del Ministerio y las comunidades adyacentes; así como, procurar una preparación ádecuada en el nivel preescolar para facilitar el ingreso a los distintos niveles educativos sistemáticos de la educación básica; para lo cual se le han asignado recursos ordinarios por Bs. 8.092.415, distribuidos de la siguiente forma:

- Acciones Centralizadas Bs. 1.525.000
- Proyectos Bs. 6.567.415

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
107.047	450117000	Estudio de la Biomasa Utilizada como Energía y Excedente, Producida por Desechos Forestales, Desechos Sólidos Orgánicos, Desechos Agroindustriales Continuando con el Subsector Caña de Azúcar y Aguas Servidas, para la Cogeneración de Energía en las Regiones.	01-01-10	31-12-11		428.460	906.053		1.334.513
106.789	450132000	Plan Nacional de Regulación para las Fuentes Radiactivas en Desuso y Desechos Radiactivos del Sector Industrial y de Investigación.	01-01-10	31-12-11		278.588	672.784		951.372
106.541	450133000	Reordenamiento del Mercado Interno de los Combustibles Líquidos y Gaseosos con la Incorporación del Gas Natural Vehicular (GNV).	01-01-10	31-12-12		788.749	1.731.993		2.520.742
106.605	450200000	Plan Integral para el Mejoramiento de la Distribución del Servicio de Gas Licuado de Petróleo (GLP) en el Mercado Interno.	01-01-10	31-12-12		1.879.809	2.415.192		4.295.001
				Total		**3.375.606**	**5.726.022**		**9.101.628**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
106.402	450013000	Desarrollo de Plataformas Tecnológicas para los Procesos de Manejo de Datos que se Generan a partir de las Energías Alternativas.	Informe			2	74.735			74.735
106.407	450014000	Estrategias para dar Cumplimiento al Plan Energético Nacional con la Oficialización de los Hidrocarburos Presentes en la Faja Petrolífera del Orinoco.	Barril			83.000.000.000	3.139.199			3.139.199
106.425	450033000	Diagnóstico sobre Convenios, Acuerdos y Tratados Internacionales Suscritos y por Suscribir por parte de Venezuela en Materia de Uso de la Energía Nuclear con Fines Pacíficos.	Informe			2	71.335			71.335
106.430	450034000	Programa Nacional de Eficiencia Energética.	Informe de Ejecución			20	449.344			449.344
106.441	450037000	Desarrollo de un Sistema Informático para el Seguimiento y Control de los Proyectos del MENPET y sus Entes Adscritos.	Implantación			3	753.270			753.270
107.011	450038000	Diagnóstico de Fuentes Primarias de Energías como Fuentes Alternas para la Generación de Electricidad.	Informe			1	149.407			149.407
106.937	450040000	Estadísticas, Precios y Valor de los Hidrocarburos.	Informe Estadístico			366	1.280.266			1.280.266

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
106.799	450043000	Base de Datos Georeferenciada de Información Geocientífica sobre Minerales Radiactivos en los Estados Mérida, Trujillo y Zulia: Verificación de Anomalías y Adquisición de Nuevos Datos.	Documento			4	432.766			432.766
106.798	450106000	Publicación del Anuario Estadístico Petróleo y Otros Datos Estadísticos (PODE) del Sector Hidrocarburos Nacional e Internacional.	Anuario			1	304.581			304.581
106.552	450107000	Plan Progresivo de Migración e Implantación de Nuevas Tecnologías y Desarrollos en Software Libre, en la Plataforma del Ministerio del Poder Popular para la Energía y Petróleo.	Servicio			216	3.335.066			3.335.066
106.549	450109000	Apoyo Técnico y Administrativo a las Actividades Específicas de los Proyectos a ser Ejecutados por el Ministerio del Poder Popular para la Energía y Petróleo (2010).	Asesoría			20.043	83.863.769			83.863.769
107.293	450110000	Sistema Combinado de Abastecimiento de Energía Eléctrica y Suministro de Agua Potable para el Aprovechamiento de Energía Hidráulica a Baja Escala (Central Micro Hidroeléctrica-Ariete Hidráulico) en la Comunidad del Paují del Estado Bolívar, Municipio Gran Sabana, Parroquia Santa Elena de Uairén.	Informe			1	235.851			235.851

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.269	450114000	Creación del Registro Nacional de Empresas Petroquímicas (RENEPET).	Empresa Certificada			2.000	67.879			67.879
107.197	450116000	Elaboración de Sistema para la Estimación de Balances Probabilísticos de las Corrientes de Refinación y Líquidos del Gas Natural a Nivel Nacional.	Sistema			1	254.469			254.469
107.047	450117000	Estudio de la Biomasa Utilizada como Energía y Excedente, Producida por Desechos Forestales, Desechos Sólidos Orgánicos, Desechos Agroindustriales Continuando con el Subsector Caña de Azúcar y Aguas Servidas, para la Cogeneración de Energía en las Regiones.	Informe			1	428.460			428.460
107.039	450118000	Evaluación de Tecnologías para el Calentamiento de Agua por Medio de Sistemas Solares Térmicos en Venezuela.	Informe			1	267.476			267.476
106.431	450120000	Prospectivas Socio-Económicas del Sector Eléctrico.	Informe de Ejecución			5	205.362			205.362
106428	450124000	Estudio y Propuesta de los Instrumentos Jurídicos Necesarios para la Conformación de un Marco Jurídico en Materia de Energías Alternativas.	Documento			2	74.078			74.078
106.409	450125000	Plan de Bienestar Social a los Trabajadores (as) del MENPET y la Comunidad.	Evento Organizado			180	5.615.516			5.615.516

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
106.389	450128000	Impulso de la participación ciudadana en la Gestión del MENPET para la Democratización y Mejoramiento de sus Políticas y Procesos Administrativos.	Proceso			3	639.596			639.596
106.401	450129000	Estudio Energético Integral de Comunidades Aisladas a Nivel Nacional.	Documento			2	77.016			77.016
106.793	450130000	Estudio Socioeconómico de las Zonas Geográficas y Comunidades no Conectadas al Sistema Eléctrico Interconectado Nacional y Evaluación de sus Posibilidades de Electrificación con la Finalidad de Apoyar en la Planificación del Sector Eléctrico.	Estudio			1	311.899			311.899
106.789	450132000	Plan Nacional de Regulación para las Fuentes Radiactivas en Desuso y Desechos Radiactivos del Sector Industrial y de Investigación.	Documento			3	278.588			278.588
106.541	450133000	Reordenamiento del Mercado Interno de los Combustibles Líquidos y Gaseosos con la Incorporación del Gas Natural Vehicular (GNV).	Vehículo			105.000	788.749			788.749
106.533	450135000	Mejoramiento y Fortalecimiento del Sistema de Control Fiscal Interno en el Ministerio del Poder Popular para la Energía y Petróleo.	Actuación			11	489.013			489.013

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
106.524	450136000	Seguimiento, Control y Evaluación del Impacto Socio-Económico, Ambiental y Territorial de la Geopolítica, Planes y Programas del Sector Eléctrico a Nivel Nacional.	Informe de Ejecución			12	322.615			322.615
106.517	450137000	Inspección y Fiscalización de las Actividades de Exploración, Producción y Otras Conexas a través de las Direcciones Regionales.	Inspección / Fiscalización			12.406	43.036.385			43.036.385
106.510	450138000	Determinación y Publicación de los Precios de Liquidación de Regalías, Impuestos y Equivalentes.	Informe			4	575.469			575.469
106.479	450139000	Fortalecimiento del Servicio Eléctrico Nacional.	Informe			44	2.484.992			2.484.992
106.464	450140000	Garantizar la Suscripción de los Acuerdos de Unificación de Yacimientos entre Venezuela y Trinidad y Tobago.	Plan			3	535.030			535.030
106.454	450141000	Seguimiento y Control de los Procesos del Área Fiscal del Sector de Hidrocarburos (Segunda Fase).	Informe			6	1.047.714			1.047.714
106.690	450142000	Diseño y Desarrollo de una Matriz de Evaluación de la Participación Nacional de los Entes Responsables de los Proyectos (ERP) en el Sector de Hidrocarburos.	Documento			1	548.448			548.448
106.684	450143000	Elaboración de Sistema para la Evaluación de Proyectos de Plantas Industriales y Petroquímicas a Nivel Nacional.	Sistema			1	376.789			376.789

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
106.653	450145000	Política para Promover el Uso Eficiente y Racional de los Fertilizantes en Venezuela.	Informe			1	65.025			65.025
106.651	450196000	Mejoramiento del Archivo de Infraestructura Energética del MENPET.	Actualización			1	365.723			365.723
106.631	450197000	Implementación de Procedimientos para el Control de Radiactividad en Alimentos dentro del Plan de Vigilancia Radiológica Nacional.	Documento			3	257.670			257.670
106.629	450198000	Desarrollo de la Fase de Visualización de la Metodología de Planificación, Seguimiento y Control de la Transferencia Tecnológica en el Sector Hidrocarburos en el Marco de la Apropiación Social del Conocimiento.	Documento			1	762.047			762.047
106.607	450199000	Caracterización de los Cortes de Hidrocarburos Refinados no Energéticos Disponibles en el Sistema de Refinación Nacional para su Posterior Industrialización (Primera Etapa).	Documento Técnico			1	995.068			995.068
106.605	450200000	Plan Integral para el Mejoramiento de la Distribución del Servicio de Gas Licuado de Petróleo (GLP) en el Mercado Interno.	Metro Cúbico			100	1.879.809			1.879.809
106.578	450201000	Marco Regulatorio para el Desarrollo Sustentable de Proyectos Petroquímicos a Nivel Nacional.	Documento			1	70.313			70.313

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
106.577	450202000	Registro, Seguimiento y Caracterización de los Programas de Responsabilidad Social de las Empresas Industrializadoras de los Cortes de Refinación.	Documento			1	649.661			649.661
106.573	450203000	Fortalecimiento del Sistema de Control Interno del MENPET Mediante el Control Posterior de las Operaciones Administrativas, Financieras, Técnicas y de Gestión en el Logro de los Planes, Objetivos y Metas.	Informe			80	2.953.698			2.953.698
106.558	450204000	Actualización y Fortalecimiento de los Módulos de Información Geográfica y Estadística del Sistema de Información Económico Eléctrico (SIEE).	Informe de Ejecución			24	358.706			358.706
	459999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.	Bolívar			1.550.330.987	19.073.879	1.531.257.108		1.550.330.987
						TOTAL	179.946.731	1.531.257.108		1.711.203.839

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450001000	Dirección y Coordinación de los Gastos de los Trabajadores	20.985.706			20.985.706
450002000	Gestión Administrativa	12.350.453			12.350.453
450003000	Previsión y Protección Social	36.777.469			36.777.469
	TOTAL	70.113.628			70.113.628

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**942**	**1.123**	**351**	**2.416**	**35.360.439**	**7.697.463**	**43.057.902**
Directivo	22	33	132	187	3.231.133	92.436	3.323.569
Profesional y Técnico	558	472	174	1.204	21.301.992	4.583.496	25.885.488
Personal Administrativo	177	128	40	345	3.496.140	1.168.440	4.664.580
Obrero	185	490	5	680	7.331.174	1.853.091	9.184.265
Personal Fijo a Tiempo Parcial	**6**	**3**	**2**	**11**	**161.376**	**53.748**	**215.124**
Profesional y Técnico			2	2	28.464		28.464
Personal Médico	6	3		9	132.912	53.748	186.660
TOTAL	948	1.126	353	2.427	35.521.815	7.751.211	43.273.026

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Total
	F	M	Total	
Pensionados	**230**	**159**	**389**	**9.883.568**
Obreros	30	19	49	980.000
Empleados	200	140	340	8.903.568
Jubilados	**350**	**1.046**	**1.396**	**26.893.901**
Médicos	2	3	5	119.449
Obreros	35	94	129	2.234.476
Empleados	313	949	1.262	24.539.976
TOTAL	580	1.205	1.785	36.777.469

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	159.604.894			159.604.894
4.02	Materiales, suministros y mercancías	8.794.109			8.794.109
4.03	Servicios no personales	14.076.219			14.076.219
4.04	Activos reales	3.733.240			3.733.240
4.07	Transferencias y donaciones	63.218.645	1.531.257.108		1.594.475.753
4.11	Disminución de pasivos	633.252			633.252
	TOTAL	250.060.359	1.531.257.108		1.781.317.467

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	25.958.879	1.531.257.108		1.557.215.987
4.07.01.00.00	Transferencias y donaciones corrientes internas	25.958.879			25.958.879
4.07.01.03.00	Transferencias corrientes internas al sector público	25.958.879			25.958.879
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	25.958.879			25.958.879
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	8.092.415			8.092.415
	- A0361 Fundación Oro Negro	7.026.574			7.026.574
	- A0900 Ente Nacional del Gas (ENAGAS)	10.839.890			10.839.890
4.07.03.00.00	Transferencias y donaciones de capital internas		1.531.257.108		1.531.257.108
4.07.03.03.00	Transferencias de capital internas al sector público		1.531.257.108		1.531.257.108
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		1.531.257.108		1.531.257.108
	- A0607 C.A. Energía Eléctrica de Venezuela (ENELVEN)		387.000.000		387.000.000
	- A0620 C.A. de Administración y Fomento Eléctrico (CADAFE)		29.208.408		29.208.408
	- A0626 Electrificación del Caroní, C.A. (EDELCA)		1.102.148.700		1.102.148.700
	- A1291 Corporación Eléctrica Nacional, S.A. (CORPOELEC)		12.900.000		12.900.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	17.000			17.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	17.000			17.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	17.000			17.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	1.000			1.000
	- S0916 Sindicato Único de Obreros Dependiente del Estado (S.U.O.D.E.)	1.000			1.000
4.07.01.01.78	Subsidios científicos al sector privado	16.000			16.000
	- S0197 Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP)	16.000			16.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	465.297			465.297
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	465.297			465.297
4.07.02.01.00	Transferencias corrientes al exterior	465.297			465.297
4.07.02.01.04	Transferencias corrientes a organismos internacionales	465.297			465.297
	- I0126 Organización Latinoamericana de Energía (OLADE)	465.297			465.297

PROYECTO: COD. N.E: 106402 COD. PPTO: 450013000 Desarrollo de Plataformas Tecnológicas para los Procesos de Manejo de Datos que se Generan a partir de las Energías Alternativas
UNIDAD DE MEDIDA: Informe
CANTIDAD: 2
ASIGNACIÓN PRESUPUESTARIA: 74.735
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS: Desarrollar Plataformas Tecnológicas para Agilizar los Procesos Analógicos que se Llevan a Cabo en las Energías Alternativas
RESULTADO: Plataformas Tecnológicas que Agilicen los Procesos Analógicos que se Llevan a Cabo en las Energías Alternativas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	56.227					56.227
4.02	Materiales, suministros y mercancías	8.451					8.451
4.03	Servicios no personales	7.422					7.422
4.04	Activos reales	2.635					2.635
	TOTAL	74.735					74.735

PROYECTO:	COD. N.E: 106407 COD. PPTO: 450014000 Estrategias para dar Cumplimiento al Plan Energético Nacional con la Oficialización de los Hidrocarburos Presentes en la Faja Petrolífera del Orinoco
UNIDAD DE MEDIDA:	Barril
CANTIDAD:	83.000.000.000
ASIGNACIÓN PRESUPUESTARIA:	3.139.199
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Profundizar la Internalización de los Hidrocarburos al Oficializar los Volúmenes Presentes en la Faja Petrolífera del Orinoco
OBJETIVOS ESPECÍFICOS:	Validar y Oficializar los Volúmenes de Hidrocarburos Presentes en la Faja Petrolífera del Orinoco, a Fin de Ubicar a Venezuela en el Primer Lugar con Reservas Probadas de Petróleo a Nivel Mundial
RESULTADO:	Reservas Probadas de Hidrocarburos Certificadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.972.827					2.972.827
4.02	Materiales, suministros y mercancías	40.222					40.222
4.03	Servicios no personales	123.650					123.650
4.04	Activos reales	2.500					2.500
	TOTAL	**3.139.199**					**3.139.199**

PROYECTO: COD. N.E: 106425 COD. PPTO: 450033000 Diagnóstico sobre Convenios, Acuerdos y Tratados Internacionales Suscritos y por Suscribir por parte de Venezuela en Materia de Uso de la Energía Nuclear con Fines Pacíficos

UNIDAD DE MEDIDA: Informe

CANTIDAD: 2

ASIGNACIÓN PRESUPUESTARIA: 71.335

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos

OBJETIVOS ESPECÍFICOS: Identificar los Distintos Instrumentos Jurídicos Internacionales Suscritos por Parte de Venezuela en el Ámbito de Uso de la Energía Nuclear con Fines Pacíficos, así como Analizar los que se Encuentren por Suscribir, a fin de Determinar el Conjunto de Regulaciones Internacionales Aplicables al País

RESULTADO: Informe con Diagnóstico sobre Convenios, Acuerdos y Tratados Suscritos y por Suscribir por Parte de Venezuela en Materia del Uso de la Energía Nuclear con Fines Pacíficos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	60.289					60.289
4.02	Materiales, suministros y mercancías	989					989
4.03	Servicios no personales	8.307					8.307
4.04	Activos reales	1.750					1.750
	TOTAL	**71.335**					**71.335**

PROYECTO: COD. N.E: 106430 COD. PPTO: 450034000 Programa Nacional de Eficiencia Energética
UNIDAD DE MEDIDA: Informe de Ejecución
CANTIDAD: 20
ASIGNACIÓN PRESUPUESTARIA: 449.344
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Garantizar el Uso Adecuado de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS: Promover el Ahorro y el Uso Eficiente de la Energía en los Consumidores Finales
RESULTADO: Talleres de Promoción y Difusión Relacionados con el Uso Eficiente de la Energía

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	373.809					373.809
4.02	Materiales, suministros y mercancías	15.093					15.093
4.03	Servicios no personales	44.982					44.982
4.04	Activos reales	15.460					15.460
	TOTAL	**449.344**					**449.344**

PROYECTO: COD. N.E: 106441 COD. PPTO: 450037000 Desarrollo de un Sistema Informático para el Seguimiento y Control de los Proyectos del MENPET y sus Entes Adscritos

UNIDAD DE MEDIDA: Implantación

CANTIDAD: 3

ASIGNACIÓN PRESUPUESTARIA: 753.270

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Desarrollar Mecanismos de Seguimiento Informático y Control de los Proyectos del Ministerio del Poder Popular para la Energía y Petróleo y sus Entes Adscritos

OBJETIVOS ESPECÍFICOS: Diseñar e Implementar un Sistema de Control y Seguimiento de Proyectos para el MENPET y sus Entes Adscritos, que Permitan Fortalecer los Mecanismos Internos y Externos de la Gestión del MENPET y sus Entes Adscritos

RESULTADO: Seguimiento y Control de los Proyectos del MENPET y sus Entes Adscritos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	670.067					670.067
4.02	Materiales, suministros y mercancías	53.691					53.691
4.03	Servicios no personales	29.320					29.320
4.04	Activos reales	192					192
	TOTAL	**753.270**					**753.270**

PROYECTO:	COD. N.E: 107011 COD. PPTO: 450038000 Diagnóstico de Fuentes Primarias de Energías como Fuentes Alternas para la Generación de Electricidad
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	149.407
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS:	Diseñar el Plan Nacional de Energías Renovables y así Impulsar el Empleo de Fuentes Renovables (Eólica, Solar, Biomasa, Minihidro, Geotermia), para el Suministro Energético en Diversas Aplicaciones, Incorporación en la Matriz Energética Nacional Mediante Conexión a la Red de Distribución de Energía
RESULTADO:	Elaboración de un Informe que Contenga la Generación de Datos sobre las Fuentes Primarias, Procesamiento de Datos para Proyectos Futuros en el Área y un Reporte sobre Balance Energético

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	14.796					14.796
4.03	Servicios no personales	97.111					97.111
4.04	Activos reales	37.500					37.500
	TOTAL	**149.407**					**149.407**

PROYECTO:	COD. N.E: 106937 COD. PPTO: 450040000 Estadísticas, Precios y Valor de los Hidrocarburos
UNIDAD DE MEDIDA:	Informe Estadístico
CANTIDAD:	366
ASIGNACIÓN PRESUPUESTARIA:	1.280.266
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Formular Políticas en el Área de Hidrocarburos Orientadas a Promover el Uso Racional de los mismos Garantizando el Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS:	Sistematizar y Analizar el Manejo de la Información Oficial en Materia de Estadísticas, Precios y Valor de los Hidrocarburos, para Proveerla a los Usuarios Internos y Externos como Insumo para el Análisis
RESULTADO:	Informe, Reporte, Módulos Incorporados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.201.217					1.201.217
4.02	Materiales, suministros y mercancías	34.189					34.189
4.03	Servicios no personales	44.590					44.590
4.04	Activos reales	270					270
	TOTAL	**1.280.266**					**1.280.266**

PROYECTO: COD. N.E: 106799 COD. PPTO: 450043000 Base de Datos Georeferenciada de Información Geocientífica sobre Minerales Radiactivos en los Estados Mérida, Trujillo y Zulia: Verificación de Anomalías y Adquisición de Nuevos Datos
UNIDAD DE MEDIDA: Documento
CANTIDAD: 4
ASIGNACIÓN PRESUPUESTARIA: 432.766
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS: Ampliar la Información Geocientífica (Geológica, Geofísica, Geoquímica y Minera) que Permita el Diseño de la Fase de Exploración y Evaluación de los Recursos Minerales Radiactivos en Venezuela
RESULTADO: Datos e Interpretaciones Geocientíficas sobre la Distribución del Uranio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	265.094					265.094
4.02	Materiales, suministros y mercancías	14.596					14.596
4.03	Servicios no personales	103.782					103.782
4.04	Activos reales	49.294					49.294
	TOTAL	**432.766**					**432.766**

PROYECTO: COD. N.E: 106798 COD. PPTO: 450106000 Publicación del Anuario Estadístico Petróleo y Otros Datos Estadísticos (PODE) del Sector Hidrocarburos Nacional e Internacional

UNIDAD DE MEDIDA: Anuario

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 304.581

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Formular Políticas en el Área de Hidrocarburos Orientadas a Promover el Uso Racional de los mismos Garantizando el Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Difundir Información Estadística en Materia de Petróleo, Gas, Petroquímica y Energía de Venezuela y el Mundo

RESULTADO: Anuario Estadístico en el cual se Presenta Información Relevante del Sector Hidrocarburos en Venezuela: Producción, Refinación, Mercado Interno, Exportación e Indicadores Financieros. Así mismo, el Anuario Incluye Estadísticas de los Países de la OPEP y del Mundo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	240.144					240.144
4.02	Materiales, suministros y mercancías	15.401					15.401
4.03	Servicios no personales	48.901					48.901
4.04	Activos reales	135					135
	TOTAL	304.581					304.581

PROYECTO: COD. N.E: 106552 COD. PPTO: 450107000 Plan Progresivo de Migración e Implantación de Nuevas Tecnologías y Desarrollos en Software Libre, en la Plataforma del Ministerio del Poder Popular para la Energía y Petróleo
UNIDAD DE MEDIDA: Servicio
CANTIDAD: 216
ASIGNACIÓN PRESUPUESTARIA: 3.335.066
DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO: Cambio de Plataforma Tecnológica a Software Libre (GNU/LINUX)
OBJETIVOS ESPECÍFICOS: Desarrollar e Implantar Aplicaciones y Servicios Basados en Software Libre (GNU/LINUX)
RESULTADO: La Implantación del Software Libre para la Plena Utilización de Acceso al Código Fuente y Posibilidad de Modificaciones y Perfeccionamientos Ajustados a las Necesidades Específicas del Organismo. Se Emplearán las Herramientas de Ofimática del Paquete de Open Office: Calc, Writer e Impress

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.995.243					2.995.243
4.02	Materiales, suministros y mercancías	142.105					142.105
4.03	Servicios no personales	155.218					155.218
4.04	Activos reales	42.500					42.500
	TOTAL	**3.335.066**					**3.335.066**

PROYECTO: COD. N.E: 106549 COD. PPTO: 450109000 Apoyo Técnico y Administrativo a las Actividades Específicas de los Proyectos a ser Ejecutados por el Ministerio del Poder Popular para la Energía y Petróleo (2010)

UNIDAD DE MEDIDA: Asesoría

CANTIDAD: 20.043

ASIGNACIÓN PRESUPUESTARIA: 83.863.769

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Avanzar en la Conformación de la Nueva Estructura Social

OBJETIVOS ESPECÍFICOS: Prestar Apoyo de Tipo Gerencial y Administrativo para el Normal Desarrollo y Funcionamiento de las Actividades Llevadas a Cabo en Cada Uno de los Proyectos a Ejecutarse Durante el Año 2010, así como también para el Resto de las Unidades que Conforman la Estructura del Ministerio del Poder Popular para la Energía y Petróleo

RESULTADO: Apoyo Técnico y Administrativo a las Diferentes Unidades del Ministerio y Entes Adscritos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	70.685.005					70.685.005
4.02	Materiales, suministros y mercancías	4.442.618					4.442.618
4.03	Servicios no personales	5.231.205					5.231.205
4.04	Activos reales	2.871.689					2.871.689
4.11	Disminución de pasivos	633.252					633.252
	TOTAL	83.863.769					83.863.769

PROYECTO: COD. N.E: 107293 COD. PPTO: 450110000 Sistema Combinado de Abastecimiento de Energía Eléctrica y Suministro de Agua Potable para el Aprovechamiento de Energía Hidráulica a Baja Escala (Central Micro Hidroeléctrica- Ariete Hidráulico) en la Comunidad del Paují del Estado Bolívar, Municipio Gran Sabana, Parroquia Santa Elena de Uairén

UNIDAD DE MEDIDA: Informe

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 235.851

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos

OBJETIVOS ESPECÍFICOS: Planificar la Incorporación Progresiva de las Energías Renovables en la Localidad del Paují Edo. Bolívar, en el Marco de la Diversificación y Racionalización Energética y de los Procesos de Descentralización y Ordenamiento Territorial

RESULTADO: Informe sobre las Capacidades del Recurso Disponible, Opciones Tecnológicas y las Mejores Prácticas para la Incorporación de Generación Eléctrica y Sistemas de Bombeo a través de Fuentes Alternas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	160.661					160.661
4.02	Materiales, suministros y mercancías	3.135					3.135
4.03	Servicios no personales	64.805					64.805
4.04	Activos reales	7.250					7.250
	TOTAL	**235.851**					**235.851**

PROYECTO: COD. N.E: 107269 COD. PPTO: 450114000 Creación del Registro Nacional de Empresas Petroquímicas (RENEPET)
UNIDAD DE MEDIDA: Empresa Certificada
CANTIDAD: 2.000
ASIGNACIÓN PRESUPUESTARIA: 67.879
DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO: Contribuir a la Formulación de Planes y Políticas que Estimulen la Producción Nacional de Fertilizantes, Olefinas, Plásticos y Productos Industriales que Promuevan y Regulen el Desarrollo del Sector Transformador Nacional, dentro del Marco del Desarrollo Endógeno
OBJETIVOS ESPECÍFICOS: Crear, Organizar, Conformar y Poner en Servicio del Registro Nacional de Empresas Petroquímicas, Sustentado en una Plataforma Tecnológica que Proporcione Información Completa y Veraz de la Actividad Petroquímica Nacional
RESULTADO: Un Registro Nacional de Empresas Petroquímicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	55.216					55.216
4.02	Materiales, suministros y mercancías	7.728					7.728
4.03	Servicios no personales	4.235					4.235
4.04	Activos reales	700					700
	TOTAL	67.879					67.879

PROYECTO: COD. N.E: 107197 COD. PPTO: 450116000 Elaboración de Sistema para la Estimación de Balances Probabilísticos de las Corrientes de Refinación y Líquidos del Gas Natural a Nivel Nacional

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 254.469

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Fortalecer la Capacidad Operativa del Ministerio del Poder Popular para la Energía y Petróleo

OBJETIVOS ESPECÍFICOS: Desarrollar un Sistema en Software Libre para la Elaboración de Balances Probabilísticos de Corrientes de Refinación y de Líquidos del Gas Natural, para Fundamentar las Políticas Públicas del Sector Generando Herramientas Informáticas en la Dirección General de Refinación

RESULTADO: Sistema en Software Libre para Elaboración de Balances Probabilísticas de Corrientes de Refinación y de Líquidos del Gas Natural

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	169.345					169.345
4.02	Materiales, suministros y mercancías	80.992					80.992
4.03	Servicios no personales	4.132					4.132
	TOTAL	254.469					254.469

PROYECTO: COD. N.E: 107047 COD. PPTO: 450117000 Estudio de la Biomasa Utilizada como Energía y Excedente, Producida por Desechos Forestales, Desechos Sólidos Orgánicos, Desechos Agroindustriales, Continuando con el Subsector Caña de Azúcar y Aguas Servidas, para la Cogeneración de Energía en las Regiones

UNIDAD DE MEDIDA: Informe

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 428.460

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos

OBJETIVOS ESPECÍFICOS: Estimar las Potencialidades Energéticas de Diversos Desechos

RESULTADO: Informe sobre las Potencialidades para la Cogeneración de Energía a través de Biomasa Obtenida de los Desechos Sólidos Orgánicos, Desechos Forestales, Desechos Agroindustriales y Aguas Servidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	291.602					291.602
4.02	Materiales, suministros y mercancías	3.019					3.019
4.03	Servicios no personales	124.797					124.797
4.04	Activos reales	9.042					9.042
	TOTAL	428.460					428.460

PROYECTO:	COD. N.E: 107039 COD. PPTO: 450118000 Evaluación de Tecnologías para el Calentamiento de Agua por Medio de Sistemas Solares Térmicos en Venezuela
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	267.476
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS:	Evaluar las Tecnologías Existentes en el Mercado (de Producción Nacional o Foránea) para el Calentamiento de Agua Mediante el Aprovechamiento de la Energía Solar Térmica, que Permita Establecer Referencias a Nivel Nacional, para Orientar a los Usuarios en la Selección de los Sistemas más Convenientes
RESULTADO:	Informe sobre las Tecnologías Existentes, Comparando su Desempeño en Correspondencia con las Condiciones Ambientales del País

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	175.783					175.783
4.02	Materiales, suministros y mercancías	2.655					2.655
4.03	Servicios no personales	48.413					48.413
4.04	Activos reales	40.625					40.625
	TOTAL	**267.476**					**267.476**

PROYECTO: COD. N.E: 106431 COD. PPTO: 450120000 Prospectivas Socio- Económicas del Sector Eléctrico
UNIDAD DE MEDIDA: Informe de Ejecución
CANTIDAD: 5
ASIGNACIÓN PRESUPUESTARIA: 205.362
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Garantizar el Uso Adecuado de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS: Efectuar Estudios Socio-Económicos de Demanda y Oferta de Energía Eléctrica en Corto, Mediano y Largo Plazo, Evaluar los Recursos Naturales Disponibles para el Aprovechamiento Energético, Necesario para la Consolidación de la Matriz Insumo Producto del Sector Eléctrico Nacional
RESULTADO: Cuatro Estudios Socio-Económicos y Escenarios de Oferta y Demanda de Energía Eléctrica. Una Matriz Insumo Producto del Sector Eléctrico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	177.211					177.211
4.02	Materiales, suministros y mercancías	8.691					8.691
4.03	Servicios no personales	16.789					16.789
4.04	Activos reales	2.671					2.671
	TOTAL	205.362					205.362

PROYECTO: COD. N.E: 106428 COD. PPTO: 450124000 Estudio y Propuesta de los Instrumentos Jurídicos Necesarios para la Conformación de un Marco Jurídico en Materia de Energías Alternativas
UNIDAD DE MEDIDA: Documento
CANTIDAD: 2
ASIGNACIÓN PRESUPUESTARIA: 74.078
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS: Realizar un Diagnóstico del Marco Legal Actual y Propuesta del Marco Normativo en Energías Alternativas
RESULTADO: Documento que Contiene el Diagnóstico del Marco Legal Actual y Propuesta del Marco Normativo en Energías Alternativas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	58.921					58.921
4.02	Materiales, suministros y mercancías	5.940					5.940
4.03	Servicios no personales	6.582					6.582
4.04	Activos reales	2.635					2.635
	TOTAL	**74.078**					**74.078**

PROYECTO:	COD. N.E: 106409 COD. PPTO: 450125000 Plan de Bienestar Social a los Trabajadores (as) del MENPET y la Comunidad
UNIDAD DE MEDIDA:	Evento Organizado
CANTIDAD:	180
ASIGNACIÓN PRESUPUESTARIA:	5.615.516
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Avanzar en la Formación de una Nueva Estructura Social
OBJETIVOS ESPECÍFICOS:	Mejorar el Nivel de Satisfacción y Calidad de Vida de los Trabajadores (as) y la Comunidad, en el Marco de la Suprema Felicidad a partir de una Estructura Incluyente y con Conciencia Revolucionaria
RESULTADO:	Realizar 120 Eventos Deportivos, 10 Jornadas de Salud, 06 Operativos de Cedulación, RIF, Licencias y Placas, así como 44 Eventos Culturales y Recreativos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.939.550					2.939.550
4.02	Materiales, suministros y mercancías	455.160					455.160
4.03	Servicios no personales	2.220.806					2.220.806
	TOTAL	**5.615.516**					**5.615.516**

PROYECTO:	COD. N.E: 106389 COD. PPTO: 450128000 Impulso de la Participación Ciudadana en la Gestión del MENPET para la Democratización y Mejoramiento de sus Políticas y Procesos Administrativos
UNIDAD DE MEDIDA:	Proceso
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	639.596
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Promover la Participación Ciudadana en el Desarrollo y Revisión de las Políticas y Procesos Propios del Organismo, con Miras hacia el Desarrollo Económico y Social del País
OBJETIVOS ESPECÍFICOS:	Mejorar los Procesos Administrativos y Políticas del Organismo, Incorporando la Visión de las Ciudadanas y Ciudadanos, Administrados y Administradas y Comunidades Organizadas
RESULTADO:	Participación e Integración de Ciudadanos y Ciudadanas en la Creación o Adecuación de Procesos que los Involucran con el MENPET

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	261.871					261.871
4.02	Materiales, suministros y mercancías	133.576					133.576
4.03	Servicios no personales	244.149					244.149
	TOTAL	**639.596**					**639.596**

PROYECTO: COD. N.E: 106401 COD. PPTO: 450129000 Estudio Energético Integral de Comunidades Aisladas a Nivel Nacional
UNIDAD DE MEDIDA: Documento
CANTIDAD: 2
ASIGNACIÓN PRESUPUESTARIA: 77.016
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS: Determinar y Representar en Forma Estadística y Cartográfica el Número de Comunidades Aisladas que no Poseen Servicio Eléctrico
RESULTADO: Documento que Contiene, en Forma Estadística y Cartográfica, Información del Número de Comunidades Aisladas a Nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	57.592					57.592
4.02	Materiales, suministros y mercancías	8.615					8.615
4.03	Servicios no personales	8.174					8.174
4.04	Activos reales	2.635					2.635
	TOTAL	77.016					77.016

PROYECTO:	COD. N.E: 106793 COD. PPTO: 450130000 Estudio Socioeconómico de las Zonas Geográficas y Comunidades no Conectadas al Sistema Eléctrico Interconectado Nacional y Evaluación de sus Posibilidades de Electrificación, con la Finalidad de Apoyar en la Planificación del Sector Eléctrico
UNIDAD DE MEDIDA:	Estudio
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	311.899
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECÍFICOS:	Conocer el Número de Comunidades y Espacios Geográficos que no están Conectados al Sistema Eléctrico Interconectado Nacional y Evaluar las Posibilidades de Electrificación de Dichas Zonas
RESULTADO:	Viviendas y Espacios Geográficos que no Poseen Servicio Eléctrico Interconectado Cuantificadas a Nivel Nacional y sus Posibilidades de Conexión al Sistema

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	263.433					263.433
4.02	Materiales, suministros y mercancías	9.155					9.155
4.03	Servicios no personales	36.740					36.740
4.04	Activos reales	2.571					2.571
	TOTAL	311.899					311.899

PROYECTO: COD. N.E: 106789 COD. PPTO: 450132000 Plan Nacional de Regulación para las Fuentes Radiactivas en Desuso y Desechos Radiactivos del Sector Industrial y de Investigación

UNIDAD DE MEDIDA: Documento

CANTIDAD: 3

ASIGNACIÓN PRESUPUESTARIA: 278.588

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Proveer al Estado Venezolano de Herramientas que Permitan la Regulación Adecuada de las Fuentes Radiactivas en Desuso y Desechos Radiactivos del Sector Industrial y de Investigación

OBJETIVOS ESPECÍFICOS: Proveer al Estado Venezolano de Herramientas que Permitan la Regulación Adecuada de las Fuentes Radiactivas en Desuso y Desechos Radiactivos del Sector Industrial y de Investigación

RESULTADO: Plan para la Regulación Efectiva de Fuentes en Desuso y Desechos Radiactivos del Sector Industrial y de Investigación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	272.613					272.613
4.02	Materiales, suministros y mercancías	1.834					1.834
4.03	Servicios no personales	4.141					4.141
	TOTAL	278.588					278.588

PROYECTO:	COD. N.E: 106541 COD. PPTO: 450133000 Reordenamiento del Mercado Interno de los Combustibles Líquidos y Gaseosos con la Incorporación del Gas Natural Vehicular (GNV)
UNIDAD DE MEDIDA:	Vehículo
CANTIDAD:	105.000
ASIGNACIÓN PRESUPUESTARIA:	788.749
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Formular Políticas en el Área de los Hidrocarburos Orientados a Promover el Uso Racional de los mismos Garantizando el Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS:	Desarrollar Programas de Incentivos que Permitan Establecer un Reordenamiento de la Cadena de Comercialización de los Combustibles Líquidos y Gaseosos en el Mercado Interno, para que Incrementen, Promuevan y Desarrollen el Uso del GNV en la Colectividad Nacional, como una Alternativa al Combustible
RESULTADO:	Vehículos con Gas Natural Vehicular a Nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	659.637					659.637
4.02	Materiales, suministros y mercancías	55.318					55.318
4.03	Servicios no personales	71.284					71.284
4.04	Activos reales	2.510					2.510
	TOTAL	**788.749**					**788.749**

PROYECTO:	COD. N.E: 106533 COD. PPTO: 450135000 Mejoramiento y Fortalecimiento del Sistema de Control Fiscal Interno en el Ministerio del Poder Popular para la Energía y Petróleo
UNIDAD DE MEDIDA:	Actuación
CANTIDAD:	11
ASIGNACIÓN PRESUPUESTARIA:	489.013
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Regular, Formular, Administrar, Evaluar y Controlar las Políticas del Ejecutivo Nacional en las Áreas de Hidrocarburos, Energía en General, Petroquímica, Carboquímica y Conexas, para Promover la Explotación Racional, Armónica e Integral y Garantizar su Necesaria Contribución al Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS:	Contribuir con el Fortalecimiento del Sistema de Control Fiscal Interno, además de Coadyuvar con el Logro de la Eficiencia, Eficacia, Honestidad y Transparencia en la Gestión Pública, Mediante el Ejercicio de la Potestad Sancionatoria y Resarcitoria
RESULTADO:	Archivo del Expediente o la Apertura del Procedimiento Sancionatorio o Resarcitorio, hasta la Decisión Definitiva. Asistencias, Informes y Estudios en Materia de Control Fiscal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	427.316					427.316
4.02	Materiales, suministros y mercancías	25.400					25.400
4.03	Servicios no personales	36.162					36.162
4.04	Activos reales	135					135
	TOTAL	489.013					489.013

PROYECTO:	COD. N.E: 106524 COD. PPTO: 450136000 Seguimiento, Control y Evaluación del Impacto Socio-Económico, Ambiental y Territorial de la Geopolítica, Planes y Programas del Sector Eléctrico a Nivel Nacional
UNIDAD DE MEDIDA:	Informe de Ejecución
CANTIDAD:	12
ASIGNACIÓN PRESUPUESTARIA:	322.615
DIRECTRIZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Garantizar el Uso Adecuado de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS:	Seguir y Evaluar el Impacto Económico, Social, Ambiental y Territorial de la Aplicación de Políticas Públicas del Sector Eléctrico en los Ámbitos Regional y Nacional, para la Toma de Decisiones en el Sector Eléctrico
RESULTADO:	Informes de Evaluación del Impacto de la Aplicación de Políticas del Sector Eléctrico a Nivel Regional y Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	238.652					238.652
4.02	Materiales, suministros y mercancías	9.745					9.745
4.03	Servicios no personales	70.647					70.647
4.04	Activos reales	3.571					3.571
	TOTAL	**322.615**					**322.615**

PROYECTO: COD. N.E: 106517 COD. PPTO: 450137000 Inspección y Fiscalización de las Actividades de Exploración, Producción y Otras Conexas a través de las Direcciones Regionales

UNIDAD DE MEDIDA: Inspección / Fiscalización

CANTIDAD: 12.406

ASIGNACIÓN PRESUPUESTARIA: 43.036.385

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Ejercer la Acción Fiscalizadora en Materia de los Hidrocarburos

OBJETIVOS ESPECÍFICOS: Garantizar la Producción de los Hidrocarburos para Cumplir con lo Exigido por el Gobierno Nacional, a través de la Inspección y Fiscalización de las Actividades de Exploración, Producción y Otras Conexas a través de las Direcciones Regionales

RESULTADO: Inspección y Fiscalización de las Actividades de Exploración, Producción y Otras Conexas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	41.179.398					41.179.398
4.02	Materiales, suministros y mercancías	893.685					893.685
4.03	Servicios no personales	754.072					754.072
4.04	Activos reales	209.230					209.230
	TOTAL	**43.036.385**					**43.036.385**

PROYECTO:	COD. N.E: 106510 COD. PPTO: 450138000 Determinación y Publicación de los Precios de Liquidación de Regalías, Impuestos y Equivalentes
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	575.469
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Planificar y Ejecutar Actividades Relacionadas con el Monitoreo de los Precios de Liquidación de Regalías, Impuestos y Equivalentes
OBJETIVOS ESPECÍFICOS:	Monitorear, Determinar y Publicar Mensualmente los Precios de Realización para la Liquidación de Regalías, Impuestos y Equivalentes Aplicables a las Empresas Explotadoras de Hidrocarburos
RESULTADO:	Documentos que Reflejen la Actualización Mensual de la Base de Datos con los Precios de Realización Aplicables a la Liquidación de Regalías, Impuestos y Equivalentes en el Sector Hidrocarburos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	480.958					480.958
4.02	Materiales, suministros y mercancías	33.693					33.693
4.03	Servicios no personales	54.433					54.433
4.04	Activos reales	6.385					6.385
	TOTAL	**575.469**					**575.469**

PROYECTO:	COD. N.E: 106479 COD. PPTO: 450139000 Fortalecimiento del Servicio Eléctrico Nacional
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	44
ASIGNACIÓN PRESUPUESTARIA:	2.484.992
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos
OBJETIVOS ESPECÍFICOS:	Evaluar las Condiciones del Servicio Eléctrico y Hacer Seguimiento a las Acciones Correctivas, de Acuerdo a la Normativa Legal Vigente, con la Finalidad de Promover la Calidad del Servicio a los Usuarios y la Gestión Eficiente de las Filiales de la Corporación Eléctrica Nacional
RESULTADO:	Fiscalizaciones que Reflejen el Resultado de la Evaluación a las Condiciones del Servicio Eléctrico y del Seguimiento a las Acciones Correctivas, de Acuerdo a la Normativa Legal Vigente, con la Finalidad de Promover la Calidad del Servicio a los Usuarios y la Gestión Eficiente de las Filiales de la Corporación Eléctrica Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.965.785					1.965.785
4.02	Materiales, suministros y mercancías	41.272					41.272
4.03	Servicios no personales	446.680					446.680
4.04	Activos reales	31.255					31.255
	TOTAL	**2.484.992**					**2.484.992**

PROYECTO: COD. N.E: 106464 COD. PPTO: 450140000 Garantizar la Suscripción de los Acuerdos de Unificación de Yacimientos entre Venezuela y Trinidad y Tobago
UNIDAD DE MEDIDA: Plan
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 535.030
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Fomentar la Producción de Hidrocarburos Gaseosos, así como la Explotación Racional de Dichos Recursos
OBJETIVOS ESPECÍFICOS: Desarrollar las Actividades y Operaciones Previstas en los Acuerdos Específicos de Unificación de Yacimientos de Hidrocarburos, Específicamente para los Campos Cocuina-Manakin, Loran-Manatee y Dorado-Kapok, a fin de Ejecutar Planes de Explotación Unificada
RESULTADO: Planes de Explotación Unificada de Reservas de Gas no Asociado en los Yacimientos Sujetos a Unificación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	502.934					502.934
4.02	Materiales, suministros y mercancías	19.293					19.293
4.03	Servicios no personales	12.803					12.803
	TOTAL	535.030					535.030

PROYECTO:	COD. N.E: 106454 COD. PPTO: 450141000 Seguimiento y Control de los Procesos del Área Fiscal del Sector de Hidrocarburos (Segunda Fase)
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	1.047.714
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Actualizar los Procesos de Información y Generación de Estadísticas Relacionadas con el Área Fiscal del Sector Hidrocarburos
OBJETIVOS ESPECÍFICOS:	Realizar una Reingeniería de los Procesos de Generación de Estadísticas Dentro del Ámbito Fiscal de los Diversos Impuestos, Contribuciones y Regalías con la Finalidad de Incrementar la Capacidad de Respuesta a los Requerimientos Institucionales
RESULTADO:	Documentos que Presenten la Actualización Mensual de la Base de Datos con los Precios de Realización Aplicables a la Liquidación de Regalías, Impuestos y Equivalentes en el Sector Hidrocarburos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	851.662					851.662
4.02	Materiales, suministros y mercancías	73.251					73.251
4.03	Servicios no personales	111.146					111.146
4.04	Activos reales	11.655					11.655
	TOTAL	**1.047.714**					**1.047.714**

PROYECTO: COD. N.E: 106690 COD. PPTO: 450142000 Diseño y Desarrollo de una Matriz de Evaluación de la Participación Nacional de los Entes Responsables de los Proyectos (ERP) en el Sector de Hidrocarburos

UNIDAD DE MEDIDA: Documento

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 548.448

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Formular Políticas Orientadas a Promover e Incrementar la Participación Nacional en las Áreas de Hidrocarburos, Contribuyendo con el Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Diseñar y Desarrollar una Matriz de Evaluación Donde los Entes Responsables de los Proyectos (ERP) Especifiquen las Acciones Realizadas para Incrementar la Participación Nacional en el Sector Hidrocarburos

RESULTADO: Matriz de Evaluación que Especifique las Distintas Acciones que los Entes Responsables de los Proyectos (ERP) han Implementado en Materia de Participación Nacional de Acuerdo a los Lineamientos Aplicables a la Materia y a las Actividades Establecidas en los Alcances de los Contratos Necesarios para su Implementación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	516.940					516.940
4.02	Materiales, suministros y mercancías	7.507					7.507
4.03	Servicios no personales	22.666					22.666
4.04	Activos reales	1.335					1.335
	TOTAL	**548.448**					**548.448**

PROYECTO:	COD. N.E: 106684 COD. PPTO: 450143000 Elaboración de Sistema para la Evaluación de Proyectos de Plantas Industriales y Petroquímicas a Nivel Nacional
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	376.789
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Fortalecer la Capacidad Operativa del Ministerio del Poder Popular para la Energía y Petróleo
OBJETIVOS ESPECÍFICOS:	Desarrollar un Sistema en Software Libre para la Evaluación del Impacto Económico de Proyectos de Plantas Industriales y Petroquímicas a Nivel Nacional, para Fundamentar las Políticas Públicas del Sector, Generando Herramientas Informáticas en la Dirección General de Refinación
RESULTADO:	Sistema en Software Libre con Acceso Vía Internet, para la Evaluación de Proyectos de Plantas Industriales y Petroquímicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	287.083					287.083
4.02	Materiales, suministros y mercancías	85.102					85.102
4.03	Servicios no personales	4.604					4.604
	TOTAL	**376.789**					**376.789**

PROYECTO: COD. N.E: 106653 COD. PPTO: 450145000 Política para Promover el Uso Eficiente y Racional de los Fertilizantes en Venezuela
UNIDAD DE MEDIDA: Informe
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 65.025
DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO: Contribuir a Incrementar la Soberanía y Seguridad Alimentaria del País
OBJETIVOS ESPECÍFICOS: Formular una Política Dirigida a Lograr el Incremento de la Participación de la Producción Nacional en el Abastecimiento de los Fertilizantes, para Asegurar la Aplicación de Dosis Adecuadas por los Agricultores Venezolanos y Lograr una Política Acertada de Subsidio a la Cosecha
RESULTADO: Política Establecida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	55.216					55.216
4.02	Materiales, suministros y mercancías	7.353					7.353
4.03	Servicios no personales	2.456					2.456
	TOTAL	65.025					65.025

PROYECTO: COD. N.E: 106651 COD. PPTO: 450196000 Mejoramiento del Archivo de Infraestructura Energética del MENPET
UNIDAD DE MEDIDA: Actualización
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 365.723
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Mejorar la Estructura Informativa y Documental de la Infraestructura de los Sectores Energético, de Hidrocarburos y Petroquímica, Contenida en el Archivo Central del Ministerio
OBJETIVOS ESPECÍFICOS: Adecuar el Archivo Central para el Aseguramiento de la Información Contenida en el Mismo y su Efectiva y Oportuna Disponibilidad para la Institución y el Público en General
RESULTADO: Contar con un Archivo Central que Facilite Información Confiable y que Garantice su Resguardo Bajo Procedimientos Controlados y de Adecuada Preservación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	178.119					178.119
4.02	Materiales, suministros y mercancías	117.870					117.870
4.03	Servicios no personales	58.507					58.507
4.04	Activos reales	11.227					11.227
	TOTAL	365.723					365.723

PROYECTO: COD. N.E: 106631 COD. PPTO: 450197000 Implementación de Procedimientos para el Control de Radiactividad en Alimentos dentro del Plan de Vigilancia Radiológica Nacional
UNIDAD DE MEDIDA: Documento
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 257.670
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Garantizar la Adecuada Administración y Aplicación de los Recursos Energéticos Alternos
OBJETIVOS ESPECÍFICOS: Crear las Capacidades Técnicas y de Calidad para el Control y la Vigilancia de la Radiactividad en Alimentos de la Cesta Básica de los Venezolanos
RESULTADO: Informe Sobre el Contenido de Emisores Gamma en los Alimentos de la Cesta Básica, Analizados de Acuerdo a los Procedimientos para la Determinación de Presencia de Radio Nucleidos con Fines de Control Regulatorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	115.140					115.140
4.02	Materiales, suministros y mercancías	3.882					3.882
4.03	Servicios no personales	24.604					24.604
4.04	Activos reales	114.044					114.044
	TOTAL	257.670					257.670

PROYECTO:	COD. N.E: 106629 COD. PPTO: 450198000 Desarrollo de la Fase de Visualización de la Metodología de Planificación, Seguimiento y Control de la Transferencia Tecnológica en el Sector Hidrocarburos, en el Marco de la Apropiación Social del Conocimiento
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	762.047
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Formular Políticas en el Sector Hidrocarburos Orientadas a Iniciar el Proceso de Apropiación Social del Conocimiento, Derivado de la Transferencia Tecnológica y Enmarcados en una Concepción de Desarrollo Endógeno, Dirigidos al Fortalecimiento de la Actividad Científica y Tecnológica de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS:	Desarrollar las Etapas de Diagnóstico y Dimensionamiento de la Metodología de Planificación, Seguimiento y Control de la Transferencia Tecnológica en el Sector Hidrocarburos en el Marco de la Apropiación Social del Conocimiento
RESULTADO:	Documento que Contenga la Información Estructurada de la Fase de Visualización de la Metodología de Planificación, Seguimiento y Control de la Transferencia Tecnológica en el Sector Hidrocarburos en el Marco de la Apropiación Social del Conocimiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	724.969					724.969
4.02	Materiales, suministros y mercancías	9.212					9.212
4.03	Servicios no personales	26.931					26.931
4.04	Activos reales	935					935
	TOTAL	762.047					762.047

PROYECTO: COD. N.E: 106607 COD. PPTO: 450199000 Caracterización de los Cortes de Hidrocarburos Refinados no Energéticos Disponibles en el Sistema de Refinación Nacional para su Posterior Industrialización (Primera Etapa)
UNIDAD DE MEDIDA: Documento Técnico
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 995.068
DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO: Formular Políticas en las Áreas de Hidrocarburos Orientados a Promover el Uso Adecuado y Racional de los Mismos, Garantizando el Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS: Caracterizar los Cortes de Hidrocarburos Refinados no Energéticos Disponibles en el Sistema de Refinación Nacional, para Posteriormente Evaluar, Promover y Generar Propuestas que Fomenten la Industrialización de los Mismos en el País
RESULTADO: Documento Técnico con la Caracterización de los Cortes de Hidrocarburos Refinados no Energéticos que Actualmente no están Siendo Utilizados y que se Encuentran Disponibles en el Sistema de Refinación Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	907.980					907.980
4.02	Materiales, suministros y mercancías	8.063					8.063
4.03	Servicios no personales	78.237					78.237
4.04	Activos reales	788					788
	TOTAL	**995.068**					**995.068**

PROYECTO: COD. N.E: 106605 COD. PPTO: 450200000 Plan Integral para el Mejoramiento de la Distribución del Servicio de Gas Licuado de Petróleo (GLP) en el Mercado Interno

UNIDAD DE MEDIDA: Metro Cúbico

CANTIDAD: 100

ASIGNACIÓN PRESUPUESTARIA: 1.879.809

DIRECTRIZ ESTRATÉGICA: Convertir a Venezuela en una Potencia Energética Mundial

OBJETIVO ESTRATÉGICO: Formular Políticas en el Área de Hidrocarburos Orientados a Promover el Uso Racional de los Mismos, Garantizando el Desarrollo Económico Social Endógeno Sostenible y Sustentable de la Republica Bolivariana de Venezuela

OBJETIVOS ESPECÍFICOS: Desarrollar un Plan Integral que Permita Mejorar el Servicio de Distribución de Gas Licuado de Petróleo (GLP) en los Sectores más Necesitados a Nivel Nacional

RESULTADO: Suministro de GLP A Nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.799.264					1.799.264
4.02	Materiales, suministros y mercancías	48.448					48.448
4.03	Servicios no personales	28.576					28.576
4.04	Activos reales	3.521					3.521
	TOTAL	**1.879.809**					**1.879.809**

PROYECTO:	COD. N.E: 106578 COD. PPTO: 450201000 Marco Regulatorio para el Desarrollo Sustentable de Proyectos Petroquímicos a Nivel Nacional
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	70.313
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Asegurar que los Proyectos Petroquímicos estén Enmarcados en los Modelos de Producción y Consumo Ambientalmente Sustentables a Nivel Nacional
OBJETIVOS ESPECÍFICOS:	Formular un Marco Regulatorio para el Desarrollo Sustentable de los Proyectos Petroquímicos, Contribuir al Modelo Económico Sustentable y Modificar los Conceptos con los que Miramos la Realidad Económica Actual
RESULTADO:	Marco Regulatorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	55.216					55.216
4.02	Materiales, suministros y mercancías	11.302					11.302
4.03	Servicios no personales	3.095					3.095
4.04	Activos reales	700					700
	TOTAL	70.313					70.313

PROYECTO:	COD. N.E: 106577 COD. PPTO: 450202000 Registro, Seguimiento y Caracterización de los Programas de Responsabilidad Social de las Empresas Industrializadoras de los Cortes de Refinación
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	649.661
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Formular Políticas Orientadas a Promover la Responsabilidad Social de las Empresas Industrializadoras de los Cortes de Refinación, para Contribuir con el Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS:	Realizar el Registro, Seguimiento y la Caracterización de los Programas de Responsabilidad Social de las Empresas Industrializadoras de los Cortes de Refinación, que Permita Conocer el Área de Actuación y el Impacto que Generan para el Fortalecimiento del Desarrollo Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela
RESULTADO:	Informe Anual del Registro, Seguimiento y Caracterización de los Programas de Responsabilidad Social de las Empresas Industrializadoras de los Cortes de Refinación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	612.781					612.781
4.02	Materiales, suministros y mercancías	5.302					5.302
4.03	Servicios no personales	30.790					30.790
4.04	Activos reales	788					788
	TOTAL	**649.661**					**649.661**

PROYECTO:	COD. N.E: 106573 COD. PPTO: 450203000 Fortalecimiento del Sistema de Control Interno del MENPET Mediante el Control Posterior de las Operaciones Administrativas, Financieras, Técnicas y de Gestión en el Logro de los Planes, Objetivos y Metas
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	80
ASIGNACIÓN PRESUPUESTARIA:	2.953.698
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Regular, Formular, Administrar, Evaluar y Controlar las Políticas del Ejecutivo Nacional en las Áreas de Hidrocarburos, Energía en General, Petroquímica, Carboquímica y Conexas, para Promover la Explotación Racional, Armónica e Integral y Garantizar su Necesaria Contribución al Desarrollo Económico, Social y Endógeno Sostenible y Sustentable de la República Bolivariana de Venezuela
OBJETIVOS ESPECÍFICOS:	Contribuir al Fortalecimiento del Sistema de Control Interno de las Unidades Adscritas al Ministerio del Poder Popular para la Energía y Petróleo, Mediante el Ejercicio del Control Posterior
RESULTADO:	Informes de Control Posterior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.817.835					2.817.835
4.02	Materiales, suministros y mercancías	31.461					31.461
4.03	Servicios no personales	104.267					104.267
4.04	Activos reales	135					135
	TOTAL	**2.953.698**					**2.953.698**

PROYECTO: COD. N.E: 106558 COD. PPTO: 450204000 Actualización y Fortalecimiento de los Módulos de Información Geográfica y Estadística del Sistema de Información Económico Eléctrico (SIEE)
UNIDAD DE MEDIDA: Informe de Ejecución
CANTIDAD: 24
ASIGNACIÓN PRESUPUESTARIA: 358.706
DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO: Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECÍFICOS: Disponer de un Sistema de Información Económico Eléctrico Actualizado, que Permita Cuantificar, Actualizar y Relacionar Espacialmente la Información Estadística Referida a la Satisfacción por Parte del Estado, de la Oferta y Demanda de Energía Eléctrica a Nivel Nacional
RESULTADO: Sistema de Información Económico Eléctrico Actualizado con Información Georeferenciada Incorporada y Datos Históricos que Comprenden 39 Años, desde 1970 al 2009

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	318.570					318.570
4.02	Materiales, suministros y mercancías	14.725					14.725
4.03	Servicios no personales	21.404					21.404
4.04	Activos reales	4.007					4.007
	TOTAL	**358.706**					**358.706**

PROYECTO:	COD. PPTO: 459999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	1.550.330.987
ASIGNACIÓN PRESUPUESTARIA:	1.550.330.987
DIRECTRIZ ESTRATÉGICA:	Convertir a Venezuela en una Potencia Energética Mundial
OBJETIVO ESTRATÉGICO:	Convertir a Venezuela en una Potencia Energética Regional y Fortalecer la Integración Energética Latinoamericana y Caribeña
OBJETIVOS ESPECÍFICOS:	
RESULTADO:	1.550.330.987

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	19.073.879	1.531.257.108				1.550.330.987
	- A0607 C.A. Energía Eléctrica de Venezuela (ENELVEN)						
	• 100244 Planta Termozulia III		387.000.000				387.000.000
	- A0620 C.A. de Administración y Fomento Eléctrico (CADAFE)						
	• 27554 Conversión a GAS Planta Centro		13.813.900				13.813.900
	• 28608 Fortalecimiento Institucional del Sector Eléctrico		15.394.508				15.394.508
	- A0626 Electrificación del Caroní, C.A. (EDELCA)						
	• 24780 Central Hidroeléctrica TOCOMA		1.102.148.700				1.102.148.700
	- A1291 Corporación Eléctrica Nacional, S.A. (CORPOELEC)						
	• 98248 Fortalecimiento y Desarrollo Institucional de CORPOELEC		12.900.000				12.900.000
	Resto de Fuentes de Financiamiento	19.073.879					19.073.879
	TOTAL	**19.073.879**	**1.531.257.108**				**1.550.330.987**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	19.073.879	1.531.257.108				1.550.330.987
4.07.01.00.00	Transferencias y donaciones corrientes internas	19.073.879					19.073.879
4.07.01.03.00	Transferencias corrientes internas al sector público	19.073.879					19.073.879
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	19.073.879					19.073.879
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	6.567.415					6.567.415
	- A0361 Fundación Oro Negro	4.918.574					4.918.574
	- A0900 Ente Nacional del Gas (ENAGAS)	7.587.890					7.587.890
4.07.03.00.00	Transferencias y donaciones de capital internas		1.531.257.108				1.531.257.108
4.07.03.03.00	Transferencias de capital internas al sector público		1.531.257.108				1.531.257.108
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		1.531.257.108				1.531.257.108
	- A0607 C.A. Energía Eléctrica de Venezuela (ENELVEN)		387.000.000				387.000.000
	- A0620 C.A. de Administración y Fomento Eléctrico (CADAFE)		29.208.408				29.208.408
	- A0626 Electrificación del Caroní, C.A. (EDELCA)		1.102.148.700				1.102.148.700
	- A1291 Corporación Eléctrica Nacional, S.A. (CORPOELEC)		12.900.000				12.900.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	20.505.719					20.505.719
4.03	Servicios no personales	479.987					479.987
	TOTAL	**20.985.706**					**20.985.706**

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.789.574					1.789.574
4.03	Servicios no personales	2.954.617					2.954.617
4.04	Activos reales	238.965					238.965
4.07	Transferencias y donaciones	7.367.297					7.367.297
	TOTAL	**12.350.453**					**12.350.453**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.885.000					6.885.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.885.000					6.885.000
4.07.01.03.00	Transferencias corrientes internas al sector público	6.885.000					6.885.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.885.000					6.885.000
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	1.525.000					1.525.000
	- A0361 Fundación Oro Negro	2.108.000					2.108.000
	- A0900 Ente Nacional del Gas (ENAGAS)	3.252.000					3.252.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	17.000					17.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	17.000					17.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	17.000					17.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	1.000					1.000
	- S0916 Sindicato Único de Obreros Dependiente del Estado (S.U.O.D.E.)	1.000					1.000
4.07.01.01.78	Subsidios científicos al sector privado	16.000					16.000
	- S0197 Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP)	16.000					16.000

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	465.297					465.297
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	465.297					465.297
4.07.02.01.00	Transferencias corrientes al exterior	465.297					465.297
4.07.02.01.04	Transferencias corrientes a organismos internacionales	465.297					465.297
	- I0126 Organización Latinoamericana de Energía (OLADE)	465.297					465.297

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	36.777.469					36.777.469
	TOTAL	**36.777.469**					**36.777.469**

Ministerio del Poder Popular
para la Cultura

MINISTERIO DEL PODER POPULAR PARA LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Competencias

El Ministerio del Poder Popular para la Cultura fue creado, mediante el Decreto N° 5.103, a través del cual se dicta la Reforma Parcial del Decreto sobre Organización y Funcionamiento de la Administración Pública Central, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela extraordinaria Nº 5.836 del 08 de enero del 2007.

De acuerdo con el Artículo 27 del referido Decreto, son competencias del Ministerio del Poder Popular para la Cultura, las siguientes:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de cultura, lo cual comprende, la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sector cultural en todas sus modalidades.
- Definir los objetivos, contenidos, alcance y estrategias de las políticas en materia cultural del Ejecutivo Nacional, en función de incrementar y mejorar el índice de Desarrollo Humano.
- Colaborar con las actividades de generación y desarrollo científico vinculadas con las manifestaciones de la cultura, en coordinación con el Ministerio del Poder Popular para la Ciencia y Tecnología.
- Asegurar el acceso a la cultura por parte de toda la población y contribuir a fomentar el diálogo intercultural, y el pluralismo, estableciendo formas de integración en el desarrollo cultural que propicien la participación de los ciudadanos y organizaciones culturales.
- Establecer en coordinación con los organismos competentes, los incentivos y estímulos para las personas, instituciones y comunidades que promuevan, apoyen, desarrollen o financien planes, programas y actividades culturales en el país, así como la cultura venezolana en el exterior.
- Lo relativo a proponer regímenes fiscales especiales para el desarrollo de determinados sectores, zonas, programas y empresas culturales; así como otorgamiento de incentivos fiscales, fomento y apoyo de programas y fondos especiales de financiamiento para la cultura.
- Garantizar la preservación, enriquecimiento, conservación y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la Nación.
- Coordinar todos los componentes públicos y privados del Sistema Nacional de la Cultura, en los ámbitos nacional, regional, estadal y local.
- Promover la cultura como materia de interés público nacional, estadal y municipal, a través de mecanismos que faciliten la desconcentración regional y local de las entidades culturales nacionales, la descentralización y la transferencia de los servicios culturales regionales y locales a los grupos y comunidades de la sociedad civil.
- Las demás que le atribuyan las leyes y otros actos normativos.

El Ministerio del Poder Popular para la Cultura, atendiendo a sus atribuciones legales define su Misión, Visión, Políticas, Objetivos y Estrategias en los siguientes términos:

Misión

El Ministerio del Poder Popular para la Cultura, es el Órgano del Ejecutivo Nacional responsable de generar y proyectar los lineamientos y las políticas culturales del Estado que coadyuven al desarrollo humano de manera integral, a la preservación y conocimiento del patrimonio cultural tangible e intangible de la nación y el fomento y potenciación de las expresiones culturales del país, como elementos sustantivos y determinantes para el resguardo de la memoria, el patrimonio cultural y la profundización del sentido de identidad nacional, como expresiones del ideario de una vida digna e íntegra.

Visión

Ser un Ministerio modelo para el proceso de transformación de la administración pública en materia cultural, coadyuvando en el cumplimiento de los deberes del Estado venezolano en materia de preservación, enriquecimiento y restauración del patrimonio cultural tangible e intangible y la memoria histórica de la nación, con atención especial a las culturas populares constitutivas de la venezolanidad; así como ser garante de la emisión, recepción y circulación de la información cultural, con miras a la plena satisfacción de los derechos culturales de los venezolanos.

Políticas

- Ampliar la definición, consolidación y articulación de las redes institucionales del Ministerio del Poder Popular para la Cultura, con todos los niveles de gobierno: nacional, estadal, municipal y comunal, en el campo de la gestión pública con visión revolucionaria, a fin de garantizar que las políticas culturales lleguen a todo el pueblo.
- Crear las bases y dotar de herramientas a las diversas formas del Poder Popular, para que asuman plenamente su corresponsabilidad en el proceso de gestión cultural pública socialista.
- Continuar brindando a los hacedores y creadores de bienes culturales, el apoyo financiero de manera justa y equilibrada en todo el territorio nacional, a fin de incrementar su formación, moral productiva y promoción de su talento.
- Construir y fomentar la creación de redes sociales y el establecimiento de alianzas con países de América Latina y El Caribe, con la finalidad de impulsar la presencia de Venezuela en el exterior, además de, enfrentar a los poderes hegemónicos en los ámbitos político, económico, mediático y militar.
- Continuar con el proceso de proteger, conservar, restaurar y socializar el patrimonio cultural, tangible e intangible a escala nacional, afianzando nuestra identidad como pueblo.
- Proseguir abriendo los distintos espacios sociales, al movimiento cultural para que contribuyan a elevar cualitativamente el grado de desarrollo cultural del pueblo en su conjunto, promoviendo el diálogo e intercambio de las manifestaciones culturales en un país que se reconoce como multiétnico y pluricultural.
- Promover el potencial económico y sociocultural de las diferentes manifestaciones del arte y la diversidad en la producción de sentido y quehacer cultural, como generadoras de riqueza y calidad de vida, que faciliten el desarrollo cultural integral en todo el ámbito nacional.

Objetivos

- Definir y estructurar mecanismos que ayuden a conformar el patrimonio de producción cultural tangible o no tangible, endógena y nacional como instrumento de carácter estratégico y como una fuente sustentable de recursos financieros y tecnológicos.
- Coordinar con componentes de la Nueva Institucionalidad Cultural la generación de espacios de participación sociocultural de las poblaciones indígenas, afrodescendientes, las comunidades organizadas y en general a todos los ciudadanos en los procesos de integración cultural del país.
- Promover acciones dirigidas al fortalecimiento de la participación y la presencia sociocultural venezolana en el exterior, mediante el posicionamiento de nuestros valores de diversidad e identidad cultural, como elemento de afianzamiento de la amistad, la cooperación y el intercambio con el resto de las culturas del mundo.
- Impulsar la valoración, la proyección y la consolidación del sentido de pertenencia, identidad y de preservación del patrimonio cultural de la nación.
- Definir y coordinar con los componentes de la Nueva Institucionalidad Cultural, mecanismos que coadyuven a la generación de redes vinculantes en el ámbito cultural en todo el país como mecanismos de apoyo para la acción y la participación colectiva.
- Promover y diseñar iniciativas para la amplia integración y concurso del ámbito cultural en espacios interinstitucionales.
- Generar mecanismos que permitan la creación de espacios para la realización y el disfrute de la cultura como un bien irrenunciable del ciudadano.
- Promover e impulsar acciones que estimulen la participación del sector privado en el hecho cultural desde una perspectiva holística.
- Promover acciones tendientes a la preparación e incentivo del potencial creador humano con miras a la consolidación del proceso de cambio sociocultural venezolano.
- Coordinar con los componentes de la Nueva Institucionalidad Cultural, la generación de disposiciones legislativas, financieras y ejecutivas tendientes a consolidar la condición profesional del creador, el trabajador y el hacedor cultural.
- Generar iniciativas que impulsen y proyecten el potencial económico y sociocultural de la artesanía y el patrimonio cultural tangible de la nación.
- Coordinar con los componentes de la Nueva Institucionalidad Cultural, el diseño de mecanismos tendientes a impulsar el proceso de descentralización y desconcentración de la acción cultural.

Estrategias

- Dotar al estado, a las comunidades, comunas y ciudades de los instrumentos institucionales, organizativos, de infraestructura, de equipamiento, logísticos, financieros y jurídicos necesarios para la Planificación y la ejecución detallada de las grandes políticas culturales.
- Crear las bases para que las diversas formas del Poder Popular asuman el protagonismo, no solo de la Cultura, sino también de la Gestión Cultural Pública Socialista.
- Garantizar la existencia activa y permanente de un alto nivel de producción y disfrute, en términos cuantitativos y cualitativos de las principales manifestaciones culturales en todo el país.
- Aumentar el conocimiento y la valoración masiva de las manifestaciones culturales propias en términos específicos y de las manifestaciones culturales más importantes de la humanidad, en términos generales.

- Democratizar radicalmente la socialización de los conocimientos, permanentemente actualizados, contribuyendo a la emancipación, el aumento del nivel de conciencia de nuestro pueblo y la afirmación de los valores socialistas.
- Contribuir con nuestros valores y nuestra producción cultural a la construcción de un mundo de paz y de justicia social.
- Desarrollar los niveles de excelencia, ampliando, extendiendo y resaltando la creación y la huella cultural de las comunidades tradicionalmente excluidas, para que la acción cultural, promovida por el Estado, esté al servicio de toda la población.

Acciones y Metas

El Ministerio del Poder Popular para la Cultura, como Ente Rector de la Política Cultural del País, en aras de atender la demanda de bienes y servicios culturales que requiere la población, se enmarca dentro de los lineamientos del Plan de Desarrollo Económico y Social de la Nación 2007-2013, previsto por el Ejecutivo Nacional, así como del Plan Operativo Anual Nacional e Institucional de este Ministerio y de sus Entes Adscritos 2010, para lo cual ejecutará diferentes Acciones y Metas, contempladas en un total de 77 Proyectos para el Ejercicio Fiscal 2010, contando para ello con una asignación presupuestaria de Ochocientos Treinta y Ocho Millones Cuatrocientos Ochenta Mil Doscientos Veinticinco Bolívares (Bs. 838.480.225) de los cuales Bs. 276.667.438 se destinarán a las Acciones Centralizadas y a 14 Proyectos que ejecutará directamente este Ministerio y Bs. 561.812.787, para los gastos de funcionamiento y la ejecución de los de 63 proyectos, de los Entes Adscritos. De este último monto Bs. 388.360.087 (69,13%) estarán destinados a la ejecución de proyectos y 173.452.700 (30,87%) a las Acciones Centralizadas.

En forma de resumen, el presupuesto queda distribuido de la siguiente manera:

DENOMINACION	MONTO EN BOLIVARES	PORCENTAJE (%)
Política de Financiamiento:		
Aporte del Ejecutivo Nacional	838.480.225	100,00
Recursos Ordinarios	838.480.225	100,00
Total Ingresos	**838.480.225**	**100,00**
Política del Gasto		
4.01 Gastos de Personal	146.526.390	17,48
4.02 Materiales, Suministros y Mercancías	14.017.969	1,67
4.03 Servicios no Personales	65.749.750	7,84
4.04 Activos Reales	14.165.968	1,69
4.07 Transferencias y Donaciones	598.020.148	71,32
Total Gastos	**838.480.225**	**100,00**

En atención a los lineamientos de limitaciones fiscales existentes, dictados por el Ejecutivo Nacional, para el Ejercicio Fiscal en referencia, se orientó el gasto a la aplicación de los recursos disponibles con criterios de austeridad, maximizando la eficiencia en el gasto, de acuerdo con el Decreto de Austeridad, eliminando el gasto suntuario o superfluo, del Ministerio. En tal sentido se estimó considerar lo siguiente:

- En los Gastos de Personal se consideró la incidencia de la aplicación del aumento del salario mínimo, tanto para el personal fijo, jubilado y pensionado, según las escalas de sueldos decretados por el Presidente de la República Bolivariana de Venezuela, con vigencia a partir del 01 de mayo de 2009, mediante el Decreto N° 6.660, del 30 de marzo de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.153, de fecha 03 de abril de 2009, además de prestaciones sociales de antigüedad y los demás compromisos laborales. Asimismo, se continúa con la incorporación del personal Docente y Administrativo de las Escuelas de Música, Danza, Artes Escénicas, Unidad Educativa Integral en Artes y de los Centros de Trabajo Cultural Comunitario.
- La partida de Materiales, Suministros y Mercancías, así como también la de Servicios no Personales, fueron estimadas considerando el efecto inflacionario previsto para el Ejercicio Fiscal 2010, además de considerar que las mismas, serán ejecutadas de acuerdo con ciertas medidas de racionalización del gastos corriente, tendentes a hacer un mejor uso de los mismos, tal es el caso de la papelería y material de oficina, el cual se espera disminuir su consumo y utilizar la política del reciclado en la medida de lo posible. Igualmente, se aplicarán medidas que restrinjan el uso de los teléfonos, servicios de comunicaciones (Internet), agua y el consumo de energía eléctrica. No obstante, se prevé cumplir oportunamente con todos los compromisos de pagos a las Empresas prestadoras de los Servicios Básicos.
- El Gasto de Inversión reflejado en la partida de Activos Reales, está compuesto fundamentalmente por los gastos previstos para la reparación y acondicionamiento de infraestructuras culturales, así como también la dotación de mobiliario, equipos de oficina e informáticos para las Dependencias Administrativas que así lo requieren.
- La partida de Transferencias y Donaciones, el 67,04% está dirigida a los aportes requeridos por los Entes Adscritos, para la ejecución de sus Proyectos y Gastos Administrativos. El resto lo componen la incorporación de las pensiones y jubilaciones absorbidas del extinto Consejo Nacional de la Cultura (CONAC), al igual que Otras Transferencias convenidas por este Ministerio relacionadas con sus objetivos.

Los recursos presupuestarios para ser ejecutados, durante el año 2010, directamente por este Ministerio, ascienden a la cantidad de Bs. 276.667.438, están distribuidos en Bs. 116.837.899 para las Acciones Centralizadas y Bs. 159.829.539 para los Proyectos. Con dichos recursos se prevé la ejecución de los siguientes Proyectos:

- Socialización, Fortalecimiento y Masificación de la Actividad Archivistica Nacional y del Patrimonio Documental, a través de este Proyecto el Órgano Desconcentrado Archivo General de la Nación (AGN), creado mediante el Decreto-N° 56.713, del 19-05-2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.199, de fecha 12-06-2009, creará y consolidará una red del sistema nacional de archivo para socializar y masificar la actividad archivística y del patrimonio documental. Contará con una asignación total de Bs. 19.291.855 de los cuales Bs. 14.700.000 estarán destinados al Proyecto y de Bs. 4.591.855 para los gastos de personal y de funcionamiento.
- Fábrica de Medios (Bs. 20.121.565), mediante este proyecto se atenderán 4.120 programas de radio, producción de micros, largometrajes y 456 programas de televisión, en sus diferentes modalidades (opinión, política, información, entrevista, cultura, entretenimiento) la producción y distribución de semanarios culturales impresos y digitales, dirigidos a difundir la labor cultural y crear consciencia revolucionaria en el pueblo, en el marco del tercer motor “Moral y Luces”.

- Turismo Cultural (Bs. 1.350.000), con la realización de este proyecto se continuará dando a conocer y crear conciencia entre los 470 trabajadores y trabajadoras del Ministerio del Poder Popular para la Cultura y de sus Entes Adscritos, sobre los valores patrimoniales, culturales, históricos y geográficos del país.
- Construcción, Acondicionamiento y Rehabilitación de la Infraestructura Cultural del País (Bs. 12.500.000). Dirigirá sus esfuerzos en continuar la construcción del Teatro del Oeste, la asistencia técnica y la ejecución de obras para la rehabilitación de la infraestructura museística existente, además de la continuación de la construcción del Museo Nacional de la Arquitectura, el acondicionamiento de los museos siguientes: Jacobo Borges, Alejandro Otero, Bellas Artes, Ciencias, Cruz Diez, Arte Contemporáneo, Michelena y Museos Bolivarianos; Rehabilitación de los pisos de la Torre Norte del Centro Simón Bolívar, los cuales servirán de sede principal del Ministerio del Poder Popular para la Cultura.
- Desarrollo Endógeno, Fortalecimiento y Organización para la Producción Cultural Comunitaria (Bs. 12.080.000). Este proyecto proseguirá apoyando la transformación socialista del movimiento cultural en las comunidades, mediante la realización de 210 eventos sobre las expresiones creadoras y orientación cultural, para alcanzar el desarrollo endógeno.
- Formación Comunitaria Cultura en Curso (Bs. 2.530.000). Este proyecto continuará ofreciendo apoyo y acompañamiento a las comunidades desde los Comités de la Cultural de los Consejos Comunales, con la producción y ejecución de 5.500 talleres formativos que consoliden la identidad local, la memoria el patrimonio y el fortalecimiento de una nueva ciudadanía.
- Valoración de las Destrezas Artesanales (Bs. 6.000.000). Se seguirá apoyando a 1.500 artesanos y artesanas, mediante la promoción y distribución de sus piezas dentro del modelo de producción Socialista, así como de su reconocimiento, defensa, formación, orientación, para dar a conocer las tradiciones y costumbres nacionales.
- Red de Intelectuales y Artistas en Defensa de la Humanidad (Bs. 4.000.000). Proseguir la creación, el mantenimiento y la consolidación de un sistema nacional e internacional de información y comunicación interactivo entre intelectuales, artistas, trabajadores, movimientos sociales, comunidades organizadas, instituciones públicas y privadas, etc., a objeto de defender y fomentar solidaridades hacia el Proceso Bolivariano, así como, facilitar la coordinación entre estas instancias que permiten construir una barrera efectiva y una respuesta inmediata de carácter mundial, por medio de 16 eventos internacionales.
- Promoción de la Cultura Venezolana en el Exterior. (Bs. 7.875.000). Se proseguirá realizando programas culturales en el exterior, por medio de 50 eventos que permitan la promoción de la cultura, suscripción de acuerdos internacionales, realización y participación en foros, cumbres, conferencias y asambleas internacionales; apoyo a los intelectuales y artistas Venezolanos en el exterior y del intercambio de experiencias culturales entre los pueblos para fomentar la Unidad de América Latina.
- Fomento de la Unidad Cultural en América Latina y el Caribe (Bs. 7.000.000). Se continuará construyendo y fomentando los vínculos de integración cultural de América Latina y el Caribe, mediante la suscripción de Acuerdos de Cooperación con los países que integran el ALBA y se dará cumplimiento a los compromisos contraídos con otros países de América Latina y el Caribe, mediante la realización de 60 eventos.
- Cumplimiento de Estrategias de Política Internacional: (Bs. 2.625.000). Se proseguirá dando cumplimiento a las líneas políticas y estratégicas dictadas por Venezuela, en lo relativo a la cooperación cultural y a la solidaridad entre los pueblos, mediante 50 eventos con los Pueblos del Sur.
- Fortalecimiento de los Gabinetes Estadales (Bs. 42.235.602). Este Proyecto continuará respondiendo a la política de desconcentración de la gestión cultural, en sus diferentes modalidades, que permitan proseguir llevando la Cultura a todo el Pueblo, a través de los 24 Estados del país y de sus Municipios, además de coordinar el control, seguimiento y evaluación de las Políticas Culturales, tanto del Ministerio como de sus Entes Adscritos, que garantice seguir tomando los correctivos necesarios que conlleven a mejorar la atención y la demanda de bienes y servicios culturales a escala nacional. Asimismo, se enfatizará en las acciones tendientes al Plan Revolucionario de Lectura (PRL), mediante la realización de 35.000 actividades. El

PRL persigue como objetivo la Democratización del Libro y la Lectura, bajo una nueva concepción de la acción lectora, como acto colectivo que permita construir otra visión de la cultura, bajo los valores y principios del Socialismo Bolivariano y como instrumento fundamental para el desarrollo de un nuevo espíritu del pueblo venezolano para que posea las herramientas para su emancipación cultural. Su principal forma de organización es la Escuadra Revolucionaria de Lectura (ERL), como espacio de encuentro donde se educa en conjunto para la vida, para impulsar el amor por los libros, la lectura como un placer enfocado al despertar de las conciencias en conjunto.

- Fondo Laboral para Intelectuales y Artistas en Dificultades (Bs. 2.500.000). A través de este Proyecto se continuará, orientando y canalizando ayudas, donaciones especiales y/o bolsas de trabajo a 100 cultores, artesanos, artistas y creadores en general, que en un momento dado presenten una necesidad económica.

- Consolidación de la Formación en la Modalidad de las Artes y Capacitación en el Trabajo Cultural Comunitario (Bs. 24.312.372). Continuará la formación de 6.689 artistas y cultores, mediante estrategias integradas que garanticen el desarrollo artístico-cultural de las jóvenes generaciones, cuya vocación, aptitudes e intereses estén vinculados al quehacer humano y partan de las realidades y diversidades propias de los estudios académicos en la Modalidad de las Artes (música, danza, teatro y artes plásticas) y el Trabajo Cultural Comunitario (artes culinarias, artes plásticas, corte y costura, entre otras).

En lo que respecta a los Proyectos que serán ejecutados, a través de los Entes Adscritos, cabe destacar que éstos fueron diseñados siguiendo las políticas estratégicas, emanadas tanto del Ejecutivo Nacional como las Institucionales, para cada una de las plataformas culturales, con el propósito de expandir la oferta cultural y atender al mayor número de beneficiarios posibles en todo el territorio nacional. En tal sentido, a continuación se precisa, el número de Proyectos que se acometerán, el monto de los recursos presupuestarios, los Entes involucrados y su alcance.

- Misión Cultura, Fundación adscrita al Despacho del Ministro del Poder Popular para la Cultura, tiene previsto continuar implementado el Proyecto de Formación de 30.888 activadores Culturales y de 1500 estudiantes Indígenas para construir Cultura e Identidad Nacional, en la Licenciatura de Educación; 10.000 estudiantes en la mención Desarrollo Cultural, nueva Corte, así como se continuará con la formación de tutores, facilitadores y personal administrativo, de la maestría de Desarrollo Endógeno, a través de la realización de 100 talleres de nueva corte. Para ello contará con una asignación que asciende al monto de Bs. 54.283.008.

- Patrimonio, a través de esta Plataforma se desarrollarán 13 Proyectos, cuyo monto asciende a Bs. 155.040.708, con la intervención de los siguientes Organismos: Fundación Centro de la Diversidad Cultural; Fundación Centro Nacional de la Historia; Fundación Vicente Emilio Sojo; Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas; Instituto de Patrimonio Cultural. Estos Organismos, proseguirán promoviendo y difundiendo los procesos culturales de los venezolanos y la multiplicidad de formas en que estos se expresan, tanto a escala nacional como internacional, mediante la realización de 89 encuentros y 6 exposiciones; así como continuará promoviendo los valores de la interculturalidad y pluriculturalidad para el desarrollo de la Cultura Venezolana, bajo los principios de los derechos humanos, tolerancia y equidad, en un mundo de paz. Por su parte, el relato de la historia del período Independentista, cobra particular relevancia, en el marco de la celebración del Bicentenario, mediante la realización de 38 investigaciones, promoción y difusión de una publicación de carácter histórico, la salvaguarda y difusión de una pieza del Patrimonio Histórico Cultural, relacionado con Simón Bolívar y los héroes de la independencia custodiados en los Museos Bolivarianos.

  Asimismo, es importante señalar que la obra musical de los autores venezolanos y Latinoamericanos se promocionará, para fortalecer la identidad musical, nacional, Latinoamericana y del Caribe, mediante la publicación de 6 obras y de la preservación de obras musicales.

  Se proseguirá impulsando la democratización del acceso al patrimonio documental de la Biblioteca Nacional para el intercambio cultural comunitario, mediante la atención de 12.074.970 usuarios y usuarias. Igualmente, se garantizará la integración física, la permanencia en el tiempo y el aprovechamiento productivo de todos aquellos sitios arqueológicos, paleontológicos y geológicos, que forman parte del patrimonio cultural venezolano, a través de la realización de 2 proyectos. Se continuará promoviendo el reconocimiento de los bienes culturales intangibles, nuestros valores, mediante las publicaciones.

- Libro y Lectura, los Entes que se especifican a continuación acometerán la realización de 13 Proyectos, para los cuales se cuenta con Bs. 83.355.257. Forman parte de esta Plataforma los siguientes Entes: Centro Nacional del Libro, Fundación Biblioteca Ayacucho, Fundación Casa Nacional de las Letras Andrés Bello, Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos, Fundación Distribuidora Venezolana de la Cultura, Fundación Editorial el Perro y la Rana, Fundación Imprenta de la Cultura, Fundación Librerías del Sur, Monte Ávila Editores Latinoamericana C.A..

  Con el objeto de difundir y estimular el hábito de la lectura y la escritura como factor de desarrollo cultural de la población venezolana, se prevé la realización de talleres, seminarios, 4 ferias nacionales, 4 internacionales, reconocimiento y estímulo a escritores noveles y consagrados, a través de la entrega de 1 premio; impresión, publicación y distribución de 22.900.000 libros, revistas y otros medios de publicación cultural, así como también el fortalecimiento de la red de librerías, edición de 101 obras de la cultura y del pensamiento Latinoamericano, realización del 7mo. Festival Mundial de Poesía, con presencia en los 24 estados del país, a través de talleres y charlas sobre la poesía. Se continuará con la impresión masiva de 3.876.000 libros, 1.782.000 revistas y 26.782.439 periódicos.

- Cine y Medios Audiovisuales, los organismos vinculados con esta Plataforma realizarán 13 Proyectos, para lo cual contarán con Bs. 77.810.964. Ellos son: Centro Nacional Autónomo de Cinematografía, Fundación Centro Nacional del Disco, Fundación Cinemateca Nacional, Fundación Distribuidora Nacional de Cine Amazonia Films y la Fundación Villa del Cine.

  Entre las acciones de particular interés se destacan: la realización de 160 talleres, la ampliación y fortalecimiento de la producción de 1.200.000 Cd Rom, de acción social, patrimonial y artística, diversificación de 10 películas, oferta fílmica en Venezuela y distribución de 5 obras audiovisuales nacionales en el exterior, además de la producción de 17 coproducciones y 16 películas.

- Escena y Música, mediante los Entes que se indican a continuación, se acometerán un total de 15 Proyectos, para lo cual contarán con Bs. 148.234.561, y serán ejecutados a través de los siguientes Entes: Compañía Nacional de Teatro, Fundación Casa del Artista, Fundación Compañía Nacional de Danza, Fundación Compañía Nacional de Música, Fundación Teatro Teresa Carreño, Fundación Vicente Emilio Sojo, Instituto de las Artes Escénicas y Musicales.

  Los Proyectos de esta Plataforma estarán enfocados a la ampliación de los bienes y servicios culturales que permitan nuevas audiencias, presentar 521 eventos de diversos géneros artísticos, así como fortalecer y divulgar los valores de identidad nacional, equidad e igualdad con alcance progresivo a todos los sectores de la comunidad.

- Artes, cabe destacar que a través de los Entes que conforman esta Plataforma se implementarán 8 Proyectos, que ascienden a la cantidad de Bs. 97.371.297. Forman parte de esta Plataforma los siguientes Organismos: Fundación Centro Nacional de la Fotografía, Fundación Museos Nacionales, Fundación Red de Arte, Instituto de las Artes de la Imagen y el Espacio.

A través de esta Plataforma se ejecutarán Proyectos que permitirán ampliar la línea, mediante 6 productos para las Artes del Ministerio, 342 investigaciones sobre los creadores visuales en Venezuela. Asimismo, las acciones a emprender permitirán posicionar a la fotografía como instrumento de transformación socialista de las comunidades, a través de 19 exposiciones y 48 eventos de proyección y formación del hecho fotográfico con factores de identidad nacional, realización de 220 talleres para el entendimiento y valoración del patrimonio artístico, promoción y difusión de las diferentes expresiones artísticas y nos permita fortalecer la relación arte – comunidad a través de la realización de 1.130 eventos; diseño de 150 Módulos itinerantes para la producción y disfrute de los bienes culturales.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
106.830	460016000	Fondo Laboral para Intelectuales y Artistas en Dificultades (ASOCULTURA)	Persona			100	2.500.000			2.500.000
106.917	460025000	Formación Comunitaria Cultura en Curso	Taller			5.500	2.530.000			2.530.000
106.848	460041000	Fomento de la Unidad Cultural en América Latina y el Caribe	Evento			60	7.000.000			7.000.000
106.934	460042000	Red de Intelectuales y Artistas en Defensa de la Humanidad	Evento			16	4.000.000			4.000.000
106.895	460043000	Promoción de la Cultura Venezolana en el Exterior	Evento			50	7.875.000			7.875.000
107.587	460044000	Cumplimiento de Estrategias de Política Internacional	Evento			50	2.625.000			2.625.000
106.866	460045000	Desarrollo Endógeno, Fortalecimiento y Organización para la Producción Cultural Comunitaria	Evento			210	12.080.000			12.080.000
106.969	460046000	Valoración de las Destrezas Artesanales	Persona			1.500	6.000.000			6.000.000
107.247	460047000	Construcción, Acondicionamiento y Rehabilitación de la Infraestructura Cultural del País	Obra			11	12.500.000			12.500.000
106.899	460048000	Turismo Cultural	Trabajador Beneficiado	370	370	740	1.350.000			1.350.000
107.551	460051000	Socialización, Masificación y Fortalecimiento de la Actividad Archivística Nacional y del Patrimonio Documental	Red			1	14.700.000			14.700.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
107.351	460054000	Consolidación de la Formación en la Modalidad de las Artes y Capacitación en el Trabajo Cultural Comunitario	Persona Atendida			6.689	24.312.372			24.312.372
106.898	460055000	Fortalecimiento de los Gabinetes Estadales	Oficina			24	42.235.602			42.235.602
107.302	460056000	Fábrica de Medios	Producción			4.776	20.121.565			20.121.565
	469999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			12	388.360.087			388.360.087
		TOTAL					**548.189.626**			**548.189.626**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
460001000	Dirección y Coordinación de los Gastos de los Trabajadores	58.246.911			58.246.911
460002000	Gestión Administrativa	205.529.464			205.529.464
460003000	Previsión y Protección Social	26.514.224			26.514.224
	TOTAL	**290.290.599**			**290.290.599**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**197**	**197**	**121**	**515**	**8.101.811**	**1.242.548**	**9.344.359**
Directivo	44	50	12	106	2.178.569		2.178.569
Profesional y Técnico	92	71	95	258	4.015.088	622.885	4.637.973
Personal Administrativo	32	20	14	66	918.262	164.803	1.083.065
Obrero	29	56		85	989.892	454.860	1.444.752
Personal Contratado	**513**	**711**	**222**	**1.446**	**32.425.315**		**32.425.315**
Directivo	6	10	1	17	819.252		819.252
Profesional y Técnico	124	302	96	522	16.041.403		16.041.403
Personal Administrativo	299	299	95	693	9.664.660		9.664.660
Personal Docente	84	100	30	214	5.900.000		5.900.000
TOTAL	**710**	**908**	**343**	**1.961**	**40.527.126**	**1.242.548**	**41.769.674**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	95	40	**135**	**5.033.819**
Obreros	33	13	46	1.783.683
Empleados	30	12	42	1.531.672
Docentes	32	15	47	1.718.464
Jubilados	308	237	**545**	**21.480.405**
Obreros	58	40	98	4.131.330
Empleados	122	102	224	8.650.127
Docentes	128	95	223	8.698.948
TOTAL	**403**	**277**	**680**	**26.514.224**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	146.526.390			146.526.390
4.02	Materiales, suministros y mercancías	14.017.969			14.017.969
4.03	Servicios no personales	65.749.750			65.749.750
4.04	Activos reales	14.165.968			14.165.968
4.07	Transferencias y donaciones	598.020.148			598.020.148
	TOTAL	**838.480.225**			**838.480.225**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	561.812.787			561.812.787
4.07.01.00.00	Transferencias y donaciones corrientes internas	561.812.787			561.812.787
4.07.01.03.00	Transferencias corrientes internas al sector público	561.812.787			561.812.787
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	556.865.203			556.865.203
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	102.253.990			102.253.990
	- A0150 Instituto del Patrimonio Cultural	17.024.105			17.024.105
	- A0158 Compañía Nacional de Teatro	5.900.587			5.900.587

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0161 Fundación Compañía Nacional de Música	12.436.209			12.436.209
	- A0301 Fundación Biblioteca Ayacucho	5.733.169			5.733.169
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	5.537.409			5.537.409
	- A0371 Fundación Vicente Emilio Sojo	2.311.879			2.311.879
	- A0372 Fundación Teatro Teresa Carreño	32.778.136			32.778.136
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	14.061.492			14.061.492
	- A0374 Fundación Librerías del Sur	11.607.187			11.607.187
	- A0375 Fundación Casa del Artista	18.775.534			18.775.534
	- A0378 Centro de la Diversidad Cultural	19.373.812			19.373.812
	- A0390 Fundación Cinemateca Nacional	16.498.674			16.498.674
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	5.528.697			5.528.697
	- A0424 Fundación Museos Nacionales	60.410.944			60.410.944
	- A0449 Fundación Distribuidora Venezolana de la Cultura	9.300.000			9.300.000
	- A0450 Fundación Compañía Nacional de Danza	10.152.009			10.152.009
	- A0451 Fundación Villa del Cine	29.383.200			29.383.200
	- A0453 Fundación Editorial El Perro y La Rana	11.061.783			11.061.783
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	6.018.660			6.018.660
	- A0459 Fundación Red de Arte	8.828.095			8.828.095
	- A0462 Fundación Imprenta de la Cultura	19.819.486			19.819.486
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	10.592.400			10.592.400
	- A0486 Fundación Centro Nacional de la Historia	14.076.922			14.076.922
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	15.318.030			15.318.030

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0829 Centro Nacional del Libro (CNL)	15.348.639			15.348.639
	- A0948 Instituto de las Artes Escénicas y Musicales	54.130.594			54.130.594
	- A0949 Instituto de las Artes de la Imagen y el Espacio	22.603.561			22.603.561
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.947.584			4.947.584
	- A0838 Monteavila Editores Latinoamericana, C.A.	4.947.584			4.947.584

PROYECTO: COD. N.E: 106830 COD. PPTO: 460016000 Fondo Laboral para Intelectuales y Artistas en Dificultades (ASOCULTURA)
UNIDAD DE MEDIDA: Persona
CANTIDAD: 100
ASIGNACIÓN PRESUPUESTARIA: 2.500.000
DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Proponer y Gestionar la Generación de Disposiciones Legislativas, Financieras y Ejecutivas Tendientes a Consolidar la Condición Profesional del Creador, el Trabajador y el Hacedor Cultural
OBJETIVOS ESPECÍFICOS: Atender, Orientar y Canalizar Ayudas, Donaciones Especiales y/o Bolsas de Trabajo a Cultores, Artesanos, Intelectuales, Artistas y Creadores en General, que en un Momento Dado Presenten una Necesidad Económica
RESULTADO: Cultores, Artesanos, Intelectuales, Artistas y Creadores en General Apoyados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.500.000					2.500.000
	TOTAL	**2.500.000**					**2.500.000**

PROYECTO:	COD. N.E: 106917 COD. PPTO: 460025000 Formación Comunitaria Cultura en Curso
UNIDAD DE MEDIDA:	Taller
CANTIDAD:	5.500
ASIGNACIÓN PRESUPUESTARIA:	2.530.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Promover Acciones Tendientes a la Preparación e Incentivo del Potencial Creador Humano con Miras a la Consolidación del Proceso de Cambio Sociocultural Venezolano
OBJETIVOS ESPECÍFICOS:	Apoyar y Estimular a la Comunidad Desde los Comités de Cultura de los Consejos Comunales con la Producción y Ejecución de Talleres Formativos que Consoliden la Identidad Local, la Memoria, el Patrimonio y el Fortalecimiento de una Nueva Ciudadanía
RESULTADO:	Talleres Formativos en la Identidad Local, la Memoria, el Patrimonio y el Fortalecimiento de una Nueva Ciudadanía Realizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.530.000					2.530.000
	TOTAL	**2.530.000**					**2.530.000**

PROYECTO:	COD. N.E: 106848 COD. PPTO: 460041000 Fomento de la Unidad Cultural en América Latina y el Caribe
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	60
ASIGNACIÓN PRESUPUESTARIA:	7.000.000
DIRECTRÍZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Fortalecer e Impulsar la Unidad Cultural de los Pueblos de América Latina y el Caribe, a Través de una Red Articulada de Acciones Conjuntas que Permitan el Intercambio Creador, la Exaltación de los Valores, la Identidad y el Conocimiento Mutuo de los Pueblos
OBJETIVOS ESPECÍFICOS:	Construir y Fomentar los Vínculos de Integración Cultural de América Latina y el Caribe
RESULTADO:	Eventos entre los Países de América Latina, el Caribe y Venezuela Realizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	100.000					100.000
4.02	Materiales, suministros y mercancías	10.000					10.000
4.03	Servicios no personales	4.887.750					4.887.750
4.07	Transferencias y donaciones	2.002.250					2.002.250
	TOTAL	7.000.000					7.000.000

PROYECTO: COD. N.E: 106934 COD. PPTO: 460042000 Red de Intelectuales y Artistas en Defensa de la Humanidad

UNIDAD DE MEDIDA: Evento

CANTIDAD: 16

ASIGNACIÓN PRESUPUESTARIA: 4.000.000

DIRECTRÍZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional

OBJETIVO ESTRATÉGICO: Convertir las Ideas Generadas por las Comunidades, Grupos Organizados, Movimientos Culturales, Intelectuales, Artísticos, Pensadores y todos aquellos Actores Sociales Comprometidos con los Procesos de Cambio, en Acciones Concretas de Ofensiva Ideológica, Denuncia, Movilización y Construcción

OBJETIVOS ESPECÍFICOS: Crear, Fortalecer y Mantener un Sistema Nacional e Internacional de Información y Comunicación Interactivo entre Intelectuales y Artistas, Trabajadores y Trabajadoras, Movimientos Sociales, Comunidades Organizadas, Organizaciones Civiles y Cualquier Otro Tipo de Grupo de Trabajo o de Asociación

RESULTADO: Eventos Nacionales e Internacionales Realizados por la Red de Intelectuales y Artistas en Defensa de la Humanidad Realizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.098.914					1.098.914
4.02	Materiales, suministros y mercancías	109.500					109.500
4.03	Servicios no personales	2.220.636					2.220.636
4.04	Activos reales	190.000					190.000
4.07	Transferencias y donaciones	380.950					380.950
	TOTAL	**4.000.000**					**4.000.000**

PROYECTO:	COD. N.E: 106895 COD. PPTO: 460043000 Promoción de la Cultura Venezolana en el Exterior
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	50
ASIGNACIÓN PRESUPUESTARIA:	7.875.000
DIRECTRÍZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Participar en Programas, Eventos y Actividades Culturales que Sean Realizadas en el Exterior con Miras a Intercambiar Experiencias entre Venezuela y los Pueblos del Mundo, así como Difundir Nuestros Valores Culturales
OBJETIVOS ESPECÍFICOS:	Consolidar la Presencia de las Distintas Manifestaciones de la Cultura Venezolana en el Ámbito Internacional
RESULTADO:	Artistas e Intelectuales Venezolanos Participando en Eventos Internacionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.464.277					1.464.277
4.02	Materiales, suministros y mercancías	363.141					363.141
4.03	Servicios no personales	4.977.645					4.977.645
4.04	Activos reales	160.000					160.000
4.07	Transferencias y donaciones	909.937					909.937
	TOTAL	**7.875.000**					**7.875.000**

PROYECTO:	COD. N.E: 107587 COD. PPTO: 460044000 Cumplimiento de Estrategias de Política Internacional
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	50
ASIGNACIÓN PRESUPUESTARIA:	2.625.000
DIRECTRÍZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional
OBJETIVO ESTRATÉGICO:	Consolidar Estrategias de Política Internacional Orientadas a la Construcción de un Mundo Pluripolar y Pluricultural, Basado en la Cooperación y la Unidad de los Pueblos, Enfatizando en los Países del Hemisferio Sur
OBJETIVOS ESPECÍFICOS:	Cumplir y Ejecutar los Acuerdos Internacionales, Siguiendo las Líneas Políticas y Estratégicas Formuladas por Venezuela, Relativas a la Cooperación Cultural y a la Solidaridad entre los Pueblos
RESULTADO:	Compromisos Internacionales Suscritos por la República Bolivariana de Venezuela Ejecutados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	100.000					100.000
4.03	Servicios no personales	1.125.000					1.125.000
4.07	Transferencias y donaciones	1.400.000					1.400.000
	TOTAL	**2.625.000**					**2.625.000**

PROYECTO:	COD. N.E: 106866 COD. PPTO: 460045000 Desarrollo Endógeno, Fortalecimiento y Organización para la Producción Cultural Comunitaria
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	210
ASIGNACIÓN PRESUPUESTARIA:	12.080.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Generar Mecanismos que Permitan la Creación de Espacios para la Realización y el Disfrute de la Cultura Como un Bien Irrenunciable del Ciudadano
OBJETIVOS ESPECÍFICOS:	Fomentar, Difundir e Impulsar Encuentros de Expresiones Creadoras en las Comunidades a Nivel Nacional, para Alcanzar el Desarrollo Endógeno
RESULTADO:	Eventos de las Expresiones Creadoras de las Comunidades Realizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.005.496					8.005.496
4.02	Materiales, suministros y mercancías	939.506					939.506
4.03	Servicios no personales	1.715.126					1.715.126
4.04	Activos reales	1.419.872					1.419.872
	TOTAL	**12.080.000**					**12.080.000**

PROYECTO:	COD. N.E: 106969 COD. PPTO: 460046000 Valoración de las Destrezas Artesanales
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	1.500
ASIGNACIÓN PRESUPUESTARIA:	6.000.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Generar Iniciativas que Impulsen y Proyecten el Potencial Económico y Sociocultural de la Artesanía y el Patrimonio Cultural Tangible de la Nación.
OBJETIVOS ESPECÍFICOS:	Apoyar a los Artesanos y Artesanas, por medio del Reconocimiento, Defensa, Formación, Orientación y Divulgación para dar a Conocer las Tradiciones y Costumbres Nacionales, dentro del Modelo de Producción Socialista
RESULTADO:	Artesanos y Artesanas Atendidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.388.361					5.388.361
4.02	Materiales, suministros y mercancías	128.000					128.000
4.03	Servicios no personales	483.639					483.639
	TOTAL	6.000.000					6.000.000

PROYECTO:	COD. N.E: 107247 COD. PPTO: 460047000 Construcción, Acondicionamiento y Rehabilitación de la Infraestructura Cultural del País
UNIDAD DE MEDIDA:	Obra
CANTIDAD:	11
ASIGNACIÓN PRESUPUESTARIA:	12.500.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Coordinar y Evaluar la Ejecución de las Diferentes Obras de Infraestructura para Uso Cultural
OBJETIVOS ESPECÍFICOS:	Construir, Acondicionar y Rehabilitar los Espacios de Uso Cultural
RESULTADO:	Infraestructura Cultural del País, Construida, Rehabilitada y Acondicionada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.051.130					2.051.130
4.02	Materiales, suministros y mercancías	58.700					58.700
4.03	Servicios no personales	3.590.170					3.590.170
4.04	Activos reales	6.800.000					6.800.000
	TOTAL	12.500.000					12.500.000

PROYECTO: COD. N.E: 106899 COD. PPTO: 460048000 Turismo Cultural

UNIDAD DE MEDIDA: Trabajador Beneficiado

CANTIDAD: Fem.(370) Mas.(370) Total(740)

ASIGNACIÓN PRESUPUESTARIA: 1.350.000

DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Diseñar Mecanismos que Impulsen la Valoración, la Proyección y la Consolidación del Sentido de Pertenencia, Identidad y Preservación del Patrimonio Cultural de la Nación

OBJETIVOS ESPECÍFICOS: Incentivar en los Trabajadores y (as) del Ministerio del Poder Popular Para la Cultura y sus Entes Adscritos su Interrelación, a través del Turismo a fin de Resaltar los Valores Patrimoniales, Culturales, Históricos y Geográficos del País

RESULTADO: Trabajadores y (as) del Ministerio del Poder Popular para la Cultura y sus Entes Adscritos que se Benefician Viajando por los Estados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	765.167					765.167
4.02	Materiales, suministros y mercancías	112.700					112.700
4.03	Servicios no personales	472.133					472.133
	TOTAL	**1.350.000**					**1.350.000**

PROYECTO:	COD. N.E: 107551 COD. PPTO: 460051000 Socialización, Masificación y Fortalecimiento de la Actividad Archivística Nacional y del Patrimonio Documental
UNIDAD DE MEDIDA:	Red
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	14.700.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Velar por la Custodia, Conservación, Preservación, Difusión y Divulgación del Patrimonio Documental como Garantía de Nuestra Identidad, al Servicio de la Sociedad, Valorizando la Memoria Histórica, Incentivando la Investigación, Elevando cada vez las Posibilidades de Comprendernos
OBJETIVOS ESPECÍFICOS:	Crear y Consolidar la Red del Sistema Nacional de Archivo para Socializar y Masificar la Actividad Archivística y del Patrimonio Documental
RESULTADO:	Red del Sistema Nacional de Archivo Creada y Consolidada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.832.095					7.832.095
4.02	Materiales, suministros y mercancías	1.471.000					1.471.000
4.03	Servicios no personales	4.697.974					4.697.974
4.04	Activos reales	698.931					698.931
	TOTAL	**14.700.000**					**14.700.000**

PROYECTO: COD. N.E: 107351 COD. PPTO: 460054000 Consolidación de la Formación en la Modalidad de las Artes y Capacitación en el Trabajo Cultural Comunitario

UNIDAD DE MEDIDA: Persona Atendida

CANTIDAD: 6.689

ASIGNACIÓN PRESUPUESTARIA: 24.312.372

DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Generar Mecanismos que Permitan la Creación de Espacios para la Realización y el Disfrute de la Cultura como un Bien Irrenunciable del Ciudadano

OBJETIVOS ESPECÍFICOS: Formar a la Población Estudiantil en la Modalidad de las Artes y a las Comunidades en la Capacitación del Trabajo Cultural Comunitario

RESULTADO: Estudiantes y Participantes con Intereses, Vocaciones y Aptitudes en la Formación para las Artes y Capacitación para el Trabajo Cultural Comunitario Atendidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.378.727					21.378.727
4.02	Materiales, suministros y mercancías	749.650					749.650
4.03	Servicios no personales	2.118.495					2.118.495
4.04	Activos reales	65.500					65.500
	TOTAL	**24.312.372**					**24.312.372**

PROYECTO: COD. N.E: 106898 COD. PPTO: 460055000 Fortalecimiento de los Gabinetes Estadales
UNIDAD DE MEDIDA: Oficina
CANTIDAD: 24
ASIGNACIÓN PRESUPUESTARIA: 42.235.602
DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Articular en la Totalidad del Territorio Nacional, una Política Cultural de Estado, Puesta al Servicio de la Construcción del Socialismo
OBJETIVOS ESPECÍFICOS: Fortalecer el Funcionamiento de los Gabinetes Estadales en el Territorio Nacional, como Instancias Descentralizadas del Ministerio del Poder Popular para la Cultura
RESULTADO: Gabinetes Estadales Fortalecidos en todo el Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	31.545.417					31.545.417
4.02	Materiales, suministros y mercancías	2.738.004					2.738.004
4.03	Servicios no personales	7.542.181					7.542.181
4.04	Activos reales	410.000					410.000
	TOTAL	**42.235.602**					**42.235.602**

PROYECTO:	COD. N.E: 107302 COD. PPTO: 460056000 Fábrica de Medios
UNIDAD DE MEDIDA:	Producción
CANTIDAD:	4.776
ASIGNACIÓN PRESUPUESTARIA:	20.121.565
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Promover Acciones Tendientes a la Preparación e Incentivo del Potencial Creador Humano con Miras a la Consolidación del Proceso de Cambio Socio-Cultural Venezolano
OBJETIVOS ESPECÍFICOS:	Producir, Difundir y Promocionar, Programas de Radio, Largometrajes y Micros para Televisión, en sus Diferentes Modalidades (Opinión, Política, Información, Entrevista, Cultura, Entretenimiento entre Otros) y Semanarios Culturales a Nivel Nacional
RESULTADO:	Programas de Radio, Televisión y Semanarios Producidos y Difundidos a Nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.632.841					6.632.841
4.02	Materiales, suministros y mercancías	1.090.680					1.090.680
4.03	Servicios no personales	9.718.208					9.718.208
4.04	Activos reales	2.679.836					2.679.836
	TOTAL	**20.121.565**					**20.121.565**

PROYECTO: COD. PPTO: 469999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 12
ASIGNACIÓN PRESUPUESTARIA: 388.360.087
DIRECTRÍZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Avanzar en la Conformación de una Nueva Estructura Social
OBJETIVOS ESPECÍFICOS: Transferir Recursos Financieros a los Entes Adscritos para la Ejecución de los Proyectos
RESULTADO: 388.360.087

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	388.360.087					388.360.087
	TOTAL	**388.360.087**					**388.360.087**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	388.360.087					388.360.087
4.07.01.00.00	Transferencias y donaciones corrientes internas	388.360.087					388.360.087
4.07.01.03.00	Transferencias corrientes internas al sector público	388.360.087					388.360.087
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	385.483.793					385.483.793
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	71.577.793					71.577.793
	- A0150 Instituto del Patrimonio Cultural	11.916.874					11.916.874
	- A0158 Compañía Nacional de Teatro	4.135.861					4.135.861
	- A0161 Fundación Compañía Nacional de Música	8.705.346					8.705.346
	- A0301 Fundación Biblioteca Ayacucho	4.013.218					4.013.218
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	3.876.186					3.876.186
	- A0371 Fundación Vicente Emilio Sojo	1.636.791					1.636.791
	- A0372 Fundación Teatro Teresa Carreño	23.584.383					23.584.383
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	9.157.685					9.157.685
	- A0374 Fundación Librerías del Sur	8.264.228					8.264.228
	- A0375 Fundación Casa del Artista	14.329.593					14.329.593
	- A0378 Centro de la Diversidad Cultural	13.561.668					13.561.668

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0390 Fundación Cinemateca Nacional	9.744.426					9.744.426
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	3.884.124					3.884.124
	- A0424 Fundación Museos Nacionales	42.319.281					42.319.281
	- A0449 Fundación Distribuidora Venezolana de la Cultura	6.510.385					6.510.385
	- A0450 Fundación Compañía Nacional de Danza	7.227.543					7.227.543
	- A0451 Fundación Villa del Cine	20.568.240					20.568.240
	- A0453 Fundación Editorial El Perro y La Rana	7.743.248					7.743.248
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	3.691.153					3.691.153
	- A0459 Fundación Red de Arte	6.258.772					6.258.772
	- A0462 Fundación Imprenta de la Cultura	15.099.403					15.099.403
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	7.477.175					7.477.175
	- A0486 Fundación Centro Nacional de la Historia	9.969.199					9.969.199
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	5.487.926					5.487.926
	- A0829 Centro Nacional del Libro (CNL)	10.494.825					10.494.825
	- A0948 Instituto de las Artes Escénicas y Musicales	37.895.133					37.895.133

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0949 Instituto de las Artes de la Imagen y el Espacio	16.353.334					16.353.334
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	2.876.294					2.876.294
	- A0838 Monteavila Editores Latinoamericana, C.A.	2.876.294					2.876.294

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	57.633.965					57.633.965
4.03	Servicios no personales	612.946					612.946
	TOTAL	**58.246.911**					**58.246.911**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	6.247.088					6.247.088
4.03	Servicios no personales	21.587.847					21.587.847
4.04	Activos reales	1.741.829					1.741.829
4.07	Transferencias y donaciones	175.952.700					175.952.700
	TOTAL	**205.529.464**					**205.529.464**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	173.452.700					173.452.700
4.07.01.00.00	Transferencias y donaciones corrientes internas	173.452.700					173.452.700
4.07.01.03.00	Transferencias corrientes internas al sector público	173.452.700					173.452.700
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	171.381.410					171.381.410
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	30.676.197					30.676.197
	- A0150 Instituto del Patrimonio Cultural	5.107.231					5.107.231
	- A0158 Compañía Nacional de Teatro	1.764.726					1.764.726
	- A0161 Fundación Compañía Nacional de Música	3.730.863					3.730.863
	- A0301 Fundación Biblioteca Ayacucho	1.719.951					1.719.951
	- A0342 Fundación Casa Nacional de las Letras Andrés Bello	1.661.223					1.661.223
	- A0371 Fundación Vicente Emilio Sojo	675.088					675.088
	- A0372 Fundación Teatro Teresa Carreño	9.193.753					9.193.753
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	4.903.807					4.903.807
	- A0374 Fundación Librerías del Sur	3.342.959					3.342.959
	- A0375 Fundación Casa del Artista	4.445.941					4.445.941
	- A0378 Centro de la Diversidad Cultural	5.812.144					5.812.144

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0390 Fundación Cinemateca Nacional	6.754.248					6.754.248
	- A0417 Fundación Centro Nacional de la Fotografía (CENAF)	1.644.573					1.644.573
	- A0424 Fundación Museos Nacionales	18.091.663					18.091.663
	- A0449 Fundación Distribuidora Venezolana de la Cultura	2.789.615					2.789.615
	- A0450 Fundación Compañía Nacional de Danza	2.924.466					2.924.466
	- A0451 Fundación Villa del Cine	8.814.960					8.814.960
	- A0453 Fundación Editorial El Perro y La Rana	3.318.535					3.318.535
	- A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films	2.327.507					2.327.507
	- A0459 Fundación Red de Arte	2.569.323					2.569.323
	- A0462 Fundación Imprenta de la Cultura	4.720.083					4.720.083
	- A0469 Fundación Centro Nacional del Disco (CENDIS)	3.115.225					3.115.225
	- A0486 Fundación Centro Nacional de la Historia	4.107.723					4.107.723
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	9.830.104					9.830.104
	- A0829 Centro Nacional del Libro (CNL)	4.853.814					4.853.814
	- A0948 Instituto de las Artes Escénicas y Musicales	16.235.461					16.235.461

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0949 Instituto de las Artes de la Imagen y el Espacio	6.250.227					6.250.227
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	2.071.290					2.071.290
	- A0838 Monteavila Editores Latinoamericana, C.A.	2.071.290					2.071.290

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	26.514.224					26.514.224
	TOTAL	**26.514.224**					**26.514.224**

Ministerio del Poder Popular para el Deporte

MINISTERIO DEL PODER POPULAR PARA EL DEPORTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En el marco del Proyecto Nacional "Simón Bolívar" (Primer Plan Socialista de la Nación 2007 – 2013), el Ministerio del Poder Popular para el Deporte tiene como propósitos fundamentales, garantizar a todas las venezolanas y venezolanos, el derecho a la práctica sistemática del deporte y demás actividades físicas y recreativas vinculadas con la salud y el desarrollo integral del ser humano, así como elevar el rendimiento del deporte competitivo nacional.

Con la finalidad de garantizar el derecho al deporte, se deben crear condiciones, para que cada ciudadano, independientemente de la región, ciudad o comunidad del país en la que habite, pueda realmente ejercer su derecho de practicar actividades físicas, deportivas y recreativas, de manera regular y sistemática, en pro del bienestar personal, de la salud y de una mejor calidad de vida. En este sentido, se guiará la gestión deportiva de las Instituciones del Estado, hacia la búsqueda de la inclusión social y el bienestar colectivo, como máxima expresión de la suprema felicidad del pueblo venezolano.

Misión

Ejercer la rectoría de la actividad física y el deporte, con la finalidad de contribuir al mejoramiento de la calidad de vida de la población y elevar el nivel competitivo de los y las atletas.

Visión

Ser la Institución del Estado Venezolano que garantice el derecho social de la población a la práctica sistemática de la actividad física, el deporte y la recreación, mediante una gestión de calidad, a tono con las tendencias mundiales del sector, enmarcado en los principios éticos, de participación y corresponsabilidad.

En concordancia con el propósito señalado, se fija una estrategia general de responder a las necesidades y demandas de la población en materia de actividad física, deportiva, recreativa y para la salud, así como manifestaciones de carácter popular y reivindicativo cercanas al deporte para todos, mediante el trabajo mancomunado con los movimientos sociales urbanos y organizaciones deportivas de los diferentes niveles territoriales del país.

Así mismo diseñar un sistema de eventos deportivos y de actividad física orientados a: elevar el nivel formativo y competitivo de la población; desarrollar el deporte escolar hasta el ciclo diversificado y el universitario, a través de un subsistema académico competitivo integrado, seleccionar, formar, preparar, y proveer atención integral a los atletas de alto rendimiento en todo el territorio nacional, para elevar su nivel de rendimiento deportivo en eventos nacionales e internacionales, masificar el deporte que conlleve la expansión y el fortalecimiento del sistema deportivo nacional en todas sus dimensiones como son las organizativas, gerenciales, técnicas, financieras y normativas, la recuperación, ampliación y mejoramiento de la infraestructura deportiva, la modernización del equipamiento, la innovación tecnológica y la medicina aplicada al deporte, así como la generación de una nueva cultura en la gestión y administración de los servicios vinculados con el fomento de las actividades deportivas, donde adquieren pleno sentido, el desarrollo de comités deportivos comunitarios; para lograr la participación protagónica y responsable de las comunidades y de las distintas asociaciones deportivas.

El desarrollo del plan del sistema Deportivo Socialista está concebido como el producto de un esfuerzo colectivo. En este sentido, el Ministerio del Poder Popular para el Deporte y sus entes adscritos, el Instituto Nacional de Deportes (IND) y la Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-atletas Jóvenes, Adultos (as) y Adultos (as) Mayores, (FUNDAEXAR), tiene la responsabilidad de promover y coordinar esfuerzos con otros órganos y entes gubernamentales, nacionales, estadales, municipales y comunales.

En el marco del cumplimento de las directrices del Proyecto Nacional "Simón Bolívar" (Primer Plan Socialista de la Nación 2007 – 2013) y las políticas deportivas adelantadas por el Gobierno de la República Bolivariana de Venezuela, el Ministerio del Poder Popular para el Deporte, para el año 2010 va a desarrollar los siguientes proyectos:

Poder Deportivo Comunal en Barrio Adentro

Este proyecto tiene como propósito fortalecer las organizaciones deportivas comunales, además de establecer metodologías de trabajo en cuanto a deportes priorizados, atendiendo a la situación geográfica, definiendo los municipios y estados más necesitados del país y trabajando articulado con los entes deportivos municipales y estadales en sintonía además con la conformación de las comunas, presentando alternativas para el buen uso del tiempo libre, mejoramiento de la calidad de vida y ampliar la base de detección de talentos deportivo.

Ciclo Olímpico 2009-2012

El proyecto Ciclo Olímpico se fundamenta principalmente en dar cumplimiento a los diferentes aspectos que conforman la preparación física, técnica, táctica y metodológica, así como también, la asistencia y participación en los eventos fundamentales del presente Ciclo Olímpico: IX Juegos Deportivos Sudamericanos, Medellín-Colombia y XXI Juegos Deportivos Centroamericanos y del Caribe, Mayagüez. Puerto Rico 2010. A esto se adiciona la organización y realización de los XVIII Juegos Deportivos Nacionales y los Adaptados.

Formación Deportiva

El proyecto de Formación Deportiva, es un proyecto Nacional que deriva en la consolidación de la Educación Física y el deporte en todos los niveles educativos para la formación y desarrollo integral de los educandos y como plataforma para la detección y selección de talentos deportivos.

El proyecto pretende apoyar deportiva, técnica y financieramente el proceso de selección y preparación especializada de selecciones, categorías menores y su atención y formación integral (académica, médica, social y deportiva) en el país, en los deportes estratégicos que se encuentran dentro de los programas del ciclo olímpico, considerados potenciales en la estructura deportiva nacional, para superar los logros internacionales anteriores.

Deporte en Cifras

El proyecto Deporte en Cifras consiste en definir y concretar un conjunto de indicadores representativos de la dinámica, características y desarrollo del sector, de común acuerdo con los diferentes actores del sistema deportivo; tales como, el Ministerio del Poder Popular para la Planificación y Desarrollo y el ente rector de las estadísticas del país. Igualmente, mostrar y divulgar la labor del Gobierno Nacional en la materia, a la vez, de contar con información estadística confiable que sirva de base para la comprensión, evaluación, análisis comparativo y seguimiento de las políticas sociales.

Fortalecimiento de los Deportes de Alto Rendimiento no Olímpicos

El Proyecto consiste en dar apoyo Logístico, Metodológico y Financiero, a las organizaciones deportivas (Federaciones), en la preparación y asistencia de los atletas a eventos preparatorios y fundamentales que contribuyan al desarrollo deportivo del país.

Consolidación de la Organización y Funcionamiento del Mindeporte

Para la ejecución de este proyecto, se revisará la estructura organizativa y funcional del Ministerio, a fin de puntualizar las debilidades de la misma; el enfoque de la evaluación previa estará dirigido a la determinación y delimitación de funciones, competencias, atribuciones y responsabilidades de cada unidad administrativa del organo, en virtud del marco legal establecido como rector de las políticas deportivas.

Desarrollo de la Plataforma Tecnológica del Mindeporte

El proyecto apunta al fortalecimiento de la gestión tecnológica en materia deportiva, a través del desarrollo del Centro de Datos y una Red de Telecomunicaciones Nacional que funcione bajo estándares abiertos.

Bienestar Integral Social al Atleta de Alto Rendimiento (BISAAR)

El proyecto Bienestar Social Integral al Atleta de Alto Rendimiento, se desarrolla con la finalidad de coadyuvar al logro de mejores condiciones socioeconómicas del atleta e incrementar su nivel de vida. La implementación de una política de bienestar integral al atleta de alto rendimiento, surge como necesidad fundamental al considerar las condiciones especiales, en la cual se encuentra ésta población, dedicada en su mayoría, exclusivamente al entrenamiento y exigentes niveles de competición nacional e internacional.

Fomentar la Participación Ciudadana y la Contraloría Social en el Sector Deporte.

Este proyecto de enfoque social pretende articular más coherentemente la participación ciudadana en el deporte, la actividad física y recreación, para ello el Ministerio del Poder Popular para el Deporte, además de la fortaleza institucional, debe activar los mecanismos necesarios o el reimpulso de acciones, que permitan que la participación ciudadana se convierta en un eslabón esencial, que contribuya a la masificación o democratización de las actividades físicas, de deporte y de la recreación, en los distintos grupos etéreos y de otras organizaciones sociales que interactúan en el seno de las comunidades atendidas.

Observatorio Nacional de Actividad Física y Recreación y Deporte

Contar con un Observatorio Nacional de Actividad Física, Recreación y Deporte, a fin de establecer de manera sistematizada, organizada, sustentable, automatizada, confiable y segura un esquema de monitoreo, seguimiento, control y divulgación que permita gestionar de forma eficiente a Nivel Nacional, la captura de datos e información en materia de actividad física, recreación y deporte,

Estudio de Prefactibilidad para la Creación de Empresas de Producción Social en el Área Deportiva

El Estudio de Prefactibilidad para la Constitución de Empresas de Producción Social en el área deportiva, impulsará el desarrollo endógeno para fortalecer las capacidades nacionales en la producción de artículos e implementos deportivos, en el marco de la transformación del Modelo Productivo de Generación y Distribución Social de la Riqueza, Bienestar Colectivo e Inversión Social, así como la Apropiación Social del Conocimiento.

Plan de Comunicación.

El Proyecto de Comunicación 2010, tiene como propósito incrementar la difusión de las actividades que realiza el Ministerio del Poder Populara para el Deporte así como promover la práctica deportiva, la actividad física y la recreación en las comunidades del país a través de diversas campañas de información y educación.

Entes adscritos al Despacho del Ministerio del Poder Popular para el Deporte:

- **Instituto Nacional de Deportes (IND)** Le corresponde ejecutar políticas tendentes a la universalización de los derechos deportivos de toda la población venezolana mediante la masificación del deporte estudiantil, la atención médica preventiva, el desarrollo de las ciencias aplicadas al deporte, fomentar en la población la práctica sistemática de actividades físicas, deportivas, recreativas y para la salud y el desarrollo de la infraestructura deportiva, mediante el plan de reparación, mantenimiento y conservación de canchas, gimnasios, estadium y otros espacios deportivos.

- **Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR).**

  A esta Fundación le corresponde ejecutar políticas para garantizar el mejoramiento de la calidad del programa e incrementar la cobertura de Atención Integral a las y los Ex–atletas de Alto Rendimiento, enmarcadas en los lineamientos generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, rumbo al Socialismo del Siglo XXI.

  Para el año 2010, se tiene contemplado atender dentro de la programación regular de la Fundación el otorgamiento de ayudas económicas para resolver situaciones vinculadas con la salud, la vivienda y otras contingencias de índole socio-económicas que viven día a día nuestros Ex–Atletas.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
106.218	500015000	Observatorio Nacional de Actividad Física y Recreación y Deporte	Sala Situacional			1	2.878.606	-		2.878.606
106.013	500019000	Ciclo Olímpico 2009-2012	Atleta Atendido			896	121.819.517			121.819.517
106.429	500033000	Poder Deportivo Comunal en Barrio Adentro	Persona			3.000.000	21.435.441			21.435.441
106.287	500034000	Fortalecimiento de los Deportes de Alto Rendimiento no Olímpicos	Federación Apoyada			22	26.591.717			26.591.717
106.234	500035000	Deporte en Cifras	Indicador			25	6.581.765			6.581.765
106.173	500036000	Estudio de Pre-Factibilidad para la Creación de Empresas de Producción Social en el Área Deportiva	Plan			1	2.763.619			2.763.619
106.014	500037000	Bienestar integral Social al Atleta de Alto Rendimiento	Atleta Atendido			3.000	42.444.517			42.444.517
106.438	500038000	Plan de Comunicación	Sistema de Información			1	6.077.410			6.077.410
106.598	500039000	Desarrollo de la Plataforma Tecnológica del MinDeporte	Etapa			4	4.499.197			4.499.197
106.476	500040000	Consolidación de la organización y Funcionamiento del MinDeporte	Documento			38	3.672.547			3.672.547
107.237	500041000	Fomentar la Participación Ciudadana y la Contraloría Social en el Sector Deporte	Persona			10.000	2.161.580			2.161.580
106.174	500042000	Formación Deportiva	Estudiante			15.000	24.560.171			24.560.171
	509999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			10	193.400.000			193.400.000
						TOTAL	458.886.087			458.886.087

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
500001000	Dirección y Coordinación de los Gastos de los Trabajadores	49.416.410			49.416.410
500002000	Gestión Administrativa	145.335.899			145.335.899
500003000	Previsión y Protección Social	530.250			530.250
	TOTAL	195.282.559			195.282.559

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**292**	**207**		**499**	**8.086.668**	**1.938.334**	**10.025.002**
Directivo	22	14		36	718.572		718.572
Profesional y Técnico	163	106		269	4.223.376	1.222.114	5.445.490
Personal Administrativo	87	57		144	2.311.392	591.221	2.902.613
Obrero	20	30		50	833.328	124.999	958.327
Personal Contratado	**94**	**116**		**210**	**6.308.352**		**6.308.352**
Profesional y Técnico	94	116		210	6.308.352		6.308.352
TOTAL	386	323		709	14.395.020	1.938.334	16.333.354

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados	3	2	**5**	**65.650**
Empleados	3	2	5	65.650
Jubilados	3	2	**5**	**464.600**
Empleados	3	2	5	464.600
TOTAL	6	4	10	530.250

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	86.519.428			86.519.428
4.02	Materiales, suministros y mercancías	19.727.841			19.727.841
4.03	Servicios no personales	104.957.500			104.957.500
4.04	Activos reales	3.869.239			3.869.239
4.07	Transferencias y donaciones	439.094.638			439.094.638
	TOTAL	654.168.646			654.168.646

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	327.779.478			327.779.478
4.07.01.00.00	Transferencias y donaciones corrientes internas	327.779.478			327.779.478
4.07.01.03.00	Transferencias corrientes internas al sector público	327.779.478			327.779.478
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	327.779.478			327.779.478
	- A0049 Instituto Nacional de Deportes (IND)	320.000.000			320.000.000
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos(as) y Adultos(as) Mayores (FUNDAEXAR)	2.000.000			2.000.000
	- A0959 Instituto Autónomo Municipal de Deporte Municipio Falcón	25.000			25.000
	- A0961 Instituto de Deporte Municipal del Pao de San Juan Bautista	49.000			49.000
	- A0963 Instituto Autónomo de Deporte Municipio Palmasola, Estado Falcón	25.000			25.000
	- A0965 Instituto Autónomo Municipal de Deporte Municipio Tinaco	50.000			50.000
	- A0967 Instituto de Deporte Municipio Guanare	49.000			49.000
	- A0969 Instituto Municipal de Deporte de Torres	24.500			24.500
	- A0970 Instituto Municipal del Deporte y Recreación del Municipio Irribarren	24.500			24.500
	- A0972 Instituto Autónomo Municipal de Deportes Municipio San Rafael de Carvajal	24.000			24.000
	- A0973 Instituto Municipal de Deporte y Recreación del Municipio Crespo del Estado Lara	25.000			25.000
	- A0977 Instituto Municipal de Deporte del Municipio San Francisco	25.000			25.000
	- A0979 Instituto Autónomo Municipal de Deporte de Zamora	25.000			25.000
	- A0980 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Los Taques del Estado Falcón	25.000			25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0981 Instituto Autónomo Municipal del Deporte Municipio Fernández Feo	25.000			25.000
	- A0983 Instituto Municipal del Deporte del Municipio Pedro Maria Ureña	49.500			49.500
	- A0985 Instituto Autónomo Municipal del Deporte	119.500			119.500
	- A0986 Instituto Municipal del Deporte para Puerto Cabello	50.000			50.000
	- A0989 Instituto Autónomo del Deporte de Libertador	25.000			25.000
	- A0992 Instituto Municipal del Deporte del Municipio Antonio Díaz	49.000			49.000
	- A0993 Instituto Autónomo de Deporte del Municipio García	50.000			50.000
	- A0994 Instituto Autónomo de Deporte y Recreación del Municipio Tovar del Estado Aragua	25.000			25.000
	- A0995 Instituto para el Deporte del Municipio Bruzual	24.000			24.000
	- A0996 Instituto Municipal de Deporte de Peña	25.000			25.000
	- A0997 Instituto Autónomo Municipal de Deporte y Recreación Santos Michelena	25.000			25.000
	- A0998 Instituto Autónomo de Deporte del Municipio Sucre del Estado Yaracuy	25.000			25.000
	- A0999 Instituto Autónomo Municipal de Deporte y Recreación del Municipio José Felix Ribas	25.000			25.000
	- A1001 Instituto Autónomo Municipal del Deporte Rafael Urdaneta	25.000			25.000
	- A1002 Instituto Municipal del Deporte en el Municipio Antonio Rómulo Costa del Estado Táchira	25.000			25.000
	- A1004 Instituto Autónomo Municipal de deporte y Recreación del Municipio Ambrosio Plaza del Estado Miranda	49.500			49.500
	- A1005 Instituto Municipal de Deportes y Recreación del Municipio Heres	49.000			49.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1006 Instituto Autónomo de Deportes y Recreación del Municipio Páez	25.000			25.000
	- A1007 Instituto de Deportes del Estado Anzoátegui	25.000			25.000
	- A1008 Instituto Autónomo del Deporte del Municipio Mariño	24.500			24.500
	- A1009 Instituto Autónomo del Deporte del Municipio Valencia del Estado Carabobo	69.500			69.500
	- A1010 Instituto Autónomo del Deporte del Municipio Arismendi	25.000			25.000
	- A1011 Instituto Municipal Autónomo de Deportes Turin	49.500			49.500
	- A1013 Instituto Municipal del Deporte y la Recreación de San Genaro	24.500			24.500
	- A1014 Instituto Autónomo del Deporte del Municipio Unda del Estado Portuguesa	25.000			25.000
	- A1015 Instituto Autónomo Municipal del Deporte del Municipio José Tadeo Monagas	49.500			49.500
	- A1017 Instituto Autónomo Municipal del Deporte y la Recreación en el Municipio Páez	24.000			24.000
	- A1018 Instituto Municipal de Deporte Carirubana	49.500			49.500
	- A1019 Instituto Autónomo Municipal de Deportes Mauroa	24.500			24.500
	- A1020 Instituto Municipal del Deporte del Municipio Mejías del Estado Sucre	25.000			25.000
	- A1024 Instituto Autónomo de Deporte y Recreación del Distrito del Alto Apure	49.500			49.500
	- A1026 Instituto Autónomo Municipal del Deporte del Municipio Carlos Arvelo	25.000			25.000
	- A1028 Instituto Autónomo Municipal de Deporte del Municipio Rafael Guillermo Urdaneta	25.000			25.000
	- A1030 Instituto Autónomo de Deportes del Municipio San Felipe	25.000			25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1031 Instituto Autónomo Municipal de Deporte del Municipio Urachiche	49.500			49.500
	- A1032 Instituto Autónomo del Deporte del Municipio Manuel Monge	24.500			24.500
	- A1033 Instituto Autónomo del Deporte del Municipio La Trinidad	25.000			25.000
	- A1034 Instituto de Deportes y Recreación del Municipio Atures del Estado Amazonas	49.500			49.500
	- A1037 Instituto Regional de Deportes del Estado Amazonas	25.000			25.000
	- A1039 Instituto Municipal de Deporte del Municipio Cruz Salmerón Acosta del Estado Sucre	25.000			25.000
	- A1041 Instituto Municipal del Deporte del Municipio Autónomo Casacoima	49.500			49.500
	- A1042 Instituto de Deportes del Municipio Alberto Adriani del Estado Miranda	49.500			49.500
	- A1043 Instituto Autónomo Municipal del Deporte del Municipio Andrés Bello del Estado Mérida	25.000			25.000
	- A1045 Instituto Municipal del Deporte, Educación Física y la Recreación del Municipio Julio Cesar Salas	49.500			49.500
	- A1046 Instituto Autónomo Municipal de Deportes de Achaguas	49.500			49.500
	- A1047 Instituto Autónomo Municipal de Deporte del Municipio Montes del Estado Sucre	25.000			25.000
	- A1048 Instituto Municipal del Deporte del Municipio Jesús María Semprun del Estado Zulia	25.000			25.000
	- A1051 Instituto Municipal del Deporte y la Recreación del Municipio Almirante Padilla del Estado Zulia	25.000			25.000
	- A1052 Instituto Autónomo Municipal de Deporte y Recreación	49.000			49.000
	- A1054 Instituto Autónomo Municipal de Deporte, Educación Física y Recreación del Municipio Veroes del Estado Yaracuy	25.000			25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1055 Instituto Autónomo Municipal de Deportes y Recreación de Independencia	50.000			50.000
	- A1057 Instituto Autónomo Municipal del Deporte de Camaguan	25.000			25.000
	- A1059 Instituto Autónomo Municipal de Deportes del Municipio Urdaneta del Estado Miranda	25.000			25.000
	- A1061 Instituto Municipal del Deporte, Educación Física y Recreación del Municipio Baralt del Estado Zulia	25.000			25.000
	- A1062 Instituto Autónomo Municipal de Deportes, Recreación y Cultura Deportiva del Municipio Cristóbal Rojas del Estado Miranda	25.000			25.000
	- A1063 Instituto Municipal del Deporte y la Recreación del Municipio La Cañada de Urdaneta del Estado Zulia	25.000			25.000
	- A1064 Instituto Municipal de Deporte y Recreación del Municipio Valmore Rodríguez del Estado Zulia	25.000			25.000
	- A1066 Instituto Municipal del Deporte del Municipio Machiques de Perija del Estado Zulia	25.000			25.000
	- A1067 Instituto Municipal de Deportes y Recreación del Municipio Miranda del Estado Zulia	74.500			74.500
	- A1070 Instituto Municipal del Deporte del Municipio Agua Blanca del Estado Portuguesa	24.500			24.500
	- A1071 Instituto Municipal del Deporte del Municipio José Félix Ribas del estado Guarico	24.000			24.000
	- A1072 Instituto Autónomo Municipal del Deporte del Municipio las Mercedes del Llano del Estado Guarico	25.000			25.000
	- A1073 Instituto Autónomo Municipal del Deporte y la Recreación del Municipio Santa María de Ipire del Estado Guarico	25.000			25.000
	- A1074 Instituto Autónomo Municipal para el Deporte y la Recreación del Municipio Los Guayos del Estado Carabobo	25.000			25.000
	- A1075 Instituto Autónomo Municipal de Deporte del Municipio Bruzual del Estado Anzoátegui	25.000			25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1077 Instituto Municipal del Deporte y la Recreación del Municipio Guanipa del Estado Anzoátegui	25.000			25.000
	- A1078 Instituto Autónomo Municipal de Deportes del Municipio Francisco del Carmen Carvajal del Estado Anzoátegui	25.000			25.000
	- A1079 Instituto Autónomo Municipal de Deporte del Municipio Guanta del Estado Anzoátegui	49.000			49.000
	- A1080 Instituto Campoeliense para le Desarrollo Endógeno del Municipio Campo Elmas del Estado Trujillo	44.478			44.478
	- A1081 Instituto Municipal del Deporte del Municipio La Ceiba del Estado Trujillo	24.500			24.500
	- A1084 Instituto Autónomo Municipal de deportes del Municipio Trujillo del Estado Trujillo	49.500			49.500
	- A1087 Instituto Autónomo Municipal de Deporte del Municipio Carache del Estado Trujillo	25.000			25.000
	- A1089 Instituto Autónomo Municipal de Deportes del Municipio Pampanito del Estado Trujillo	49.500			49.500
	- A1090 Instituto Autónomo Municipal de Deporte del Municipio Tucupita del Estado Delta Amacuro	49.000			49.000
	- A1091 Instituto Autónomo Municipal de Deporte del Municipio Antonio Díaz del Estado Delta Amacuro	25.000			25.000
	- A1096 Instituto Autónomo Municipal de Deportes del Municipio Jauregui del Estado Táchira	25.000			25.000
	- A1098 Instituto Autónomo Municipal del Deporte, Turismo y Cultura del Municipio Guasimos del Estado Táchira	74.000			74.000
	- A1099 Instituto Autónomo Municipal de Deporte del Municipio Andrés Bello del Estado Táchira	25.000			25.000
	- A1102 Instituto Autónomo Municipal del Deporte y la Recreación del Municipio Barinas del Estado Barinas	24.000			24.000
	- A1103 Instituto de Cultura, Deporte y Turismo del Municipio Obispos del Estado Barinas	25.000			25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1104 Instituto Autónomo Municipal de Deporte del Municipio Pedraza del Estado Barinas	49.500			49.500
	- A1105 Instituto Municipal del Deporte del Municipio Bolívar del Estado Bolívar	25.000			25.000
	- A1106 Instituto Autónomo Municipal de Cultura, Deporte y Recreación del Municipio Alberto Arvelo Torrealba del Estado Bolívar	25.000			25.000
	- A1107 Instituto Municipal del Deporte del Municipio Cruz Paredes del Estado Barinas	49.500			49.500
	- A1108 Instituto Autónomo Municipal del Deporte del Municipio Unión del Estado Falcón	24.000			24.000
	- A1109 Instituto Autónomo Municipal del Deporte del Municipio Sucre del Estado Falcón	25.000			25.000
	- A1110 Instituto Municipal de Deporte del Municipio Tocopero del Estado Falcón	25.000			25.000
	- A1112 Instituto Municipal del Deporte del Municipio Rívas del Estado Mérida	25.000			25.000
	- A1113 Instituto Municipal del Deporte y la Recreación del Municipio Arzobispo Chacón del Estado Mérida	25.000			25.000
	- A1114 Instituto Autónomo Municipal del Deporte del Municipio Campo Elías del Estado Mérida	25.000			25.000
	- A1115 Instituto Autónomo Municipal del Deporte del Municipio Rangel del Estado Mérida	25.000			25.000
	- A1116 Instituto Municipal del Deporte y Recreación del Municipio Tulio Febres Cordero	25.000			25.000
	- A1118 Instituto Autónomo del Deporte del Municipio Santos Marquina del Estado Mérida	25.000			25.000
	- A1120 Instituto Municipal del Deporte, Educación Física y la Recreación del Municipio Caracciolo Parra y Olmedo del estado Mérida	24.000			24.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1121 Instituto Municipal de Deporte del Municipio Obispo Ramos de Lora del Estado Mérida	24.500			24.500
	- A1122 Instituto Autónomo del Deporte Tinaquillo del Municipio Falcón del Estado Cojedes	49.500			49.500
	- A1124 Instituto Municipal del Deporte, Educación Física y la Recreación del Municipio Guaraque del Estado Mérida	25.000			25.000
	- A1125 Instituto Municipal del Deporte del Municipio Urdaneta del Estado Lara	25.000			25.000
	- A1126 Instituto Municipal de Deportes del Municipio Andrés Eloy Blanco del Estado Sucre	25.000			25.000
	- A1128 Instituto Autónomo Municipal del Deporte Ribereño del Municipio Ribero del Estado Sucre	25.000			25.000
	- A1129 Instituto Autónomo de Deporte del Municipio Bolívar del Estado Sucre	24.500			24.500
	- A1130 Instituto Autónomo de Deporte y Recreación del Municipio Andrés Mata del Estado Sucre	48.500			48.500
	- A1131 Instituto Autónomo del Deporte del Municipio Valdez del Estado Sucre	24.500			24.500
	- A1132 Instituto Autónomo del Deporte del Municipio Mario Briceño Iragorry del Estado Aragua	25.000			25.000
	- A1133 Instituto Autónomo Municipal Deportivo del Municipio San Sebastian de los Reyes del Estado Aragua	49.000			49.000
	- A1134 Instituto Autónomo Municipal del Deporte del Municipio San Casimiro del Estado Aragua	49.500			49.500
	- A1135 Instituto Autónomo Municipal de Deportes Revenga del Municipio José Rafael Revenga del Estado Aragua	24.500			24.500
	- A1139 Instituto Autónomo de Deportes del Municipio Marcano del Estado Nueva Esparta	24.500			24.500
	- A1141 Instituto Autónomo de Deporte y Recreación del Municipio Bermúdez	25.000			25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1142 Instituto del Deporte y la Recreación del Municipio Antonio Pinto Salinas del Estado Mérida	25.000			25.000
	- A1145 Instituto Autónomo Municipal del Deporte del Municipio Rafael Rangel del Estado Trujillo	25.000			25.000
	- A1146 Instituto Municipal del Deporte y la Recreación del Municipio Uracoa del Estado Monagas	49.500			49.500
	- A1148 Instituto Municipal del Deporte del Municipio García de Hevia del Estado Táchira	24.000			24.000
	- A1149 Instituto Municipal del Deporte y Recreación Umuquena del Municipio San Judas Tadeo del Estado Táchira	25.000			25.000
	- A1150 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Lobatera del Estado Táchira	49.500			49.500
	- A1151 Instituto Autónomo Municipal del Deporte del Municipio Cardenas del Estado Táchira	25.000			25.000
	- A1152 Instituto Municipal del Deporte del Municipio Junín del Estado Táchira	25.000			25.000
	- A1154 Instituto Autónomo de Deporte, Educación Física y Recreación del Municipio Biruaca del Estado Apure	25.000			25.000
	- A1155 Instituto Municipal de Deporte, Educación Física y Recreación del Municipio San Fernando del Estado Apure	49.500			49.500
	- A1156 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Muñoz del Estado Apure	24.000			24.000
	- A1157 Instituto de Educación, Cultura y Deporte del Municipio Eulalia Buróz del Estado Miranda	25.000			25.000
	- A1158 Instituto Municipal del Deporte del Municipio Rosario de Perija del Estado Zulia	25.000			25.000
	- A1159 Instituto Municipal del Deporte y Recreación del Municipio Páez del Estado Zulia	25.000			25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1160 Instituto Municipal de Deportes del Municipio Antonio José de Sucre del Estado Barinas	25.000			25.000
	- A1161 Instituto Autónomo Municipal de Deportes del Municipio Petit del Estado Falcón	25.000			25.000
	- A1163 Instituto Autónomo Municipal del Deporte y Recreación del Municipio Benítez del Estado Sucre	24.500			24.500
	- A1165 Instituto Municipal del Deporte del Municipio José María Vargas del Estado Táchira	25.000			25.000
	- A1166 Instituto Autónomo de Deportes del Municipio Autana del Estado Amazonas	49.000			49.000
	- A1167 Instituto Autónomo Municipal del Deporte del Municipio Juan José Mora del Estado Carabobo	25.000			25.000
	- A1169 Instituto Municipal del Deporte del Municipio El Callao del Estado Bolívar	25.000			25.000
	- A1170 Instituto Autónomo Municipal del Deporte y la Recreación del Municipio Maturin del Estado Monagas	49.500			49.500
	- A1171 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Cajigal del Estado Sucre	25.000			25.000
	- A1172 Instituto Municipal del Deporte del Municipio Caroni del Estado Bolívar	49.500			49.500
	- A1173 Instituto Autónomo Municipal de Deportes del Municipio Libertador del Estado Monagas	24.500			24.500
	- A1174 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Ezequiel Zamora del Estado Monagas	49.500			49.500
	- A1175 Instituto Autónomo del Deporte del Municipio Bolívar del Estado Bolívar	24.000			24.000
	- A1176 Fundación Deportiva, Cultural y Recreativa del Municipio José Angel Lamas del Estado Aragua	25.000			25.000
	- A1177 Instituto Autónomo Municipal de Deporte "Puerto La Cruz" del Municipio Sotillo del Estado Anzoátegui	69.500			69.500

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1179 Instituto Autónomo Municipal de Deporte del Municipio Roscio del Estado Bolívar	25.000			25.000
	- A1181 Instituto Municipal del Deporte del Municipio Ocumare de la Costa de Oro del Estado Aragua	24.500			24.500
	- A1182 Instituto Autónomo del Deporte y la Recreación del Municipio Punceres del Estado Monagas	25.000			25.000
	- A1189 Instituto Autónomo Deportivo del Municipio Andrés Eloy Blanco del Estado Lara	25.000			25.000
	- A1191 Instituto Municipal del Deporte del Municipio Mara del Estado Zulia	25.000			25.000
	- A1192 Instituto Municipal del Deporte del Municipio Cabimas del Estado Zulia	24.500			24.500
	- A1195 Instituto Autónomo Municipal de Deporte del Municipio Diego Ibarra del Estado Carabobo	24.000			24.000
	- A1196 Instituto Autónomo de Deporte del Municipio Sucre del Estado Sucre	24.500			24.500
	- A1197 Instituto Municipal del Deporte del Municipio Simón Bolívar del Estado Miranda	50.000			50.000
	- A1199 Instituto Municipal de Deporte y Recreación del Municipio Palavecino del Estado Lara	25.000			25.000
	- A1305 Instituto Autónomo Bolivariano Municipal de Recreación y Deporte del Municipio Lander del Estado Miranda	75.000			75.000
	- A1306 Instituto Autónomo Municipal de Deportes y Recreación del Municipio Acevedo del Estado Miranda	50.000			50.000
	- A1307 Instituto Municipal del Deporte del Municipio Jimenez del Estado Lara	24.000			24.000
	- A1312 Instituto Autónomo Municipal de Deportes del Municipio Cagigal del Estado Anzoátegui	24.500			24.500

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1317 Instituto Autónomo Municipal del Deporte, del Municipio Piar del Estado Bolívar	25.000			25.000
	- A1320 Instituto Autónomo del Deporte del Municipio Macanao del Estado Nueva Esparta	49.000			49.000
	- A1331 Instituto Autónomo Municipal de Deporte del Municipio Nirgua del Estado Yaracuy	25.000			25.000
	- A1332 Instituto Autónomo de Deporte y Recreación del Municipio Girardot del Estado Aragua	50.000			50.000
	- A1336 Instituto de Deportes del Municipio Antolin del Campo del Estado Nueva Esparta	24.500			24.500
	- A1340 Instituto Autónomo Municipal del Deporte del Municipio San José de Guaribe del Estado Guárico	25.000			25.000
	- A1341 Instituto Autónomo de Deportes del Municipio Manapiare del Estado Amazonas	25.000			25.000
	- A1343 Instituto Autónomo del Deporte y Recreación del Municipio Piar del Estado Monagas	49.500			49.500
	- A1346 Instituto Autónomo Municipal de Deportes del Municipio José Gregorio Monagas del Estado Anzoátegui	49.500			49.500
	- A1348 Instituto Municipal del Deporte del Municipio El Socorro del Estado Guárico	49.500			49.500

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	71.385.935			71.385.935
4.07.01.00.00	Transferencias y donaciones corrientes internas	71.385.935			71.385.935
4.07.01.01.00	Transferencias corrientes internas al sector privado	71.385.935			71.385.935
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	71.385.935			71.385.935
	- S0004 Asociación Tachirense Amigos del Riñón.	55.000			55.000
	- S1908 Federación Venezolana de Baloncesto	1.423.828			1.423.828
	- S1909 Federación Venezolana de Bolas Criollas y Bochas	534.430			534.430
	- S1910 Federación Venezolana de Bowling	1.319.386			1.319.386
	- S1911 Federación Venezolana de Hockey sobre Césped	372.000			372.000
	- S1912 Federación Venezolana de Tiro	1.107.785			1.107.785
	- S1913 Federación Venezolana de Bridge	320.000			320.000
	- S1914 Federación Venezolana de Canotaje	1.211.357			1.211.357
	- S1915 Federación Venezolana de Karate Do	2.013.298			2.013.298
	- S1916 Federación de Cazadores Deportivos de Venezuela	480.000			480.000
	- S1917 Federación Venezolana de Actividades Subacuáticas	370.000			370.000
	- S1918 Federación Venezolana de Béisbol	1.499.921			1.499.921
	- S1919 Federación Venezolana de Billar	370.000			370.000
	- S1920 Federación Venezolana de Ciclismo	1.686.819			1.686.819
	- S1921 Federación Venezolana de Deportes Acuáticos	2.289.937			2.289.937
	- S1922 Federación Venezolana de Deportes sobre Sillas de Ruedas	607.557			607.557
	- S1923 Federación Venezolana de Gimnasia	1.516.819			1.516.819
	- S1924 Federación Venezolana de Levantamiento de Pesas	1.743.309			1.743.309

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1925 Federación Venezolana de Squash	323.008			323.008
	- S1926 Federación Venezolana de Tae Kwon Do	1.938.817			1.938.817
	- S1927 Federación Motociclista Venezolana	380.000			380.000
	- S1928 Federación Venezolana de Ajedrez	733.033			733.033
	- S1929 Federación Venezolana de Deportes Ecuestres	830.758			830.758
	- S1930 Federación Venezolana de Físico Culturismo y Fitness	430.000			430.000
	- S1931 Federación Venezolana de Kempo	480.000			480.000
	- S1932 Federación Venezolana de Kickingball	320.000			320.000
	- S1933 Federación Venezolana de Tenis	1.231.100			1.231.100
	- S1934 Federación Venezolana de Wushu	250.000			250.000
	- S1935 Federación Venezolana de Fútbol	1.315.532			1.315.532
	- S1936 Federación Venezolana de Judo	1.877.251			1.877.251
	- S1937 Federación Venezolana de Lucha Amateur	1.833.483			1.833.483
	- S1938 Federación Venezolana de Remo	1.023.922			1.023.922
	- S1939 Federación Venezolana de Tenis de Mesa	1.453.957			1.453.957
	- S1940 Federación Venezolana de Tiro con Arco	1.620.785			1.620.785
	- S1941 Federación Venezolana Polideportiva de Sordos	744.000			744.000
	- S1942 Federación Polideportiva de Ciegos de Venezuela	651.000			651.000
	- S1943 Federación Venezolana de Surfing	380.000			380.000
	- S1944 Federación Venezolana de Balonmano	693.930			693.930
	- S1947 Federación Venezolana de Atletismo	1.871.231			1.871.231
	- S1948 Federación Venezolana de Boxeo	1.643.546			1.643.546

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1949 Federación Venezolana de Montañismo y Escalada	600.000			600.000
	- S1950 Federación Venezolana de Patinaje	1.400.654			1.400.654
	- S1951 Federación Venezolana de Potencia	510.000			510.000
	- S1952 Federación Venezolana de Siscomada y Hapkido Yu Won Sul	280.000			280.000
	- S1953 Federación Venezolana de Vela	986.722			986.722
	- S1954 Federación Venezolana Polideportiva para Personas con Discapacidad Intelectual	453.398			453.398
	- S1955 Federación Venezolana de Softbol	1.773.746			1.773.746
	- S1958 Federación Venezolana de Esgrima	1.807.405			1.807.405
	- S1961 Federación Venezolana de Deporte Escolar	330.000			330.000
	- S1962 Federación Venezolana de Sambo	500.000			500.000
	- S1963 Federación Venezolana de Voleibol	1.658.000			1.658.000
	- S1964 Federación Venezolana de Racquetball	422.271			422.271
	- S1965 Federación Venezolana de Fútbol de Salón	560.000			560.000
	- S1966 Federación Venezolana de Triatlón	558.000			558.000
	- S1969 Asociación Civil Talento Deportivo Barinas	60.000			60.000
	- S1970 Asociación Civil de Padres y Representantes de la Unidad Educativa Talentos Deportivos del Estado Trujillo	60.000			60.000
	- S1971 ASOUTED COJEDES	60.000			60.000
	- S1972 Asociación Civil Unidad Educativa de Talento Deportivo Monagas	60.000			60.000
	- S1973 Asociación Civil de Padres y Representantes de la Unidad Educativa Talento Deportivo Estado Sucre	60.000			60.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1974 Asociación Civil Unidad Educativa de Talento Deportivo del Estado Guárico	60.000			60.000
	- S1975 Asociación Civil Unidad Educativa de Talento Deportivo Yaracuy	60.000			60.000
	- S1976 Asociación Civil Unidad Educativa de Talento Deportivo Don José Beracasa	60.000			60.000
	- S1977 Asociación Civil Unidad Educativa de Formación Deportiva Carabobo	60.000			60.000
	- S1978 Asociación Civil Unidad Educativa Nacional Talento Deportivo Aragua	60.000			60.000
	- S1979 Asociación Civil Sociedad de Padres y Representantes de la Unidad Educativa Maestro Gallegos	60.000			60.000
	- S1982 Federación Venezolana de Coleo	380.000			380.000
	- S1984 Federación Venezolana de Karting	280.000			280.000
	- S1985 Federación Venezolana de Pelota Vasca	372.000			372.000
	- S1992 Federación Venezolana de Dominó	350.000			350.000
	- S1997 Instituto Autónomo de Deporte y Recreación del Municipio Bolívar	25.000			25.000
	- S2000 Instituto Autónomo Municipal del Deporte y Recreación de Araure (IMDERA)	20.000			20.000
	- S2003 Asociación Civil Plan Caracas	315.000			315.000
	- S2005 Instituto Municipal del Deporte y Recreación del Municipio Guacara (IMDEFRGUA)	25.000			25.000
	- S2014 Federación Venezolana Deportiva de Educación Superior (FEVEDES)	750.000			750.000
	- S2022 Federación Venezolana de Rugby	320.000			320.000
	- S2040 Fundación Glorias Deportivas de Venezuela	3.760.000			3.760.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S2041 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo "Liceo Caracas" (UENTD)	60.000			60.000
	- S2042 Asociación Civil Unidad Educativa de Talento Deportivo del Municipio Tucupita del Estado Delta Amacuro	60.000			60.000
	- S2043 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Araure del Estado Portuguesa	60.000			60.000
	- S2044 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Camaguán del Estado Guárico	60.000			60.000
	- S2048 Asociación Civil Unidad Educativa de Talento Deportivo, Municipio Atures, Estado Amazonas	60.000			60.000
	- S2049 Asociación Civil Sociedad de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Sebastián Francisco de Miranda, Calabozo Estado Guárico	60.000			60.000
	- S2051 Asociación Civil de Padres y Representantes de la Escuela Técnica Deportiva Chama, Estado Mérida	60.000			60.000
	- S2052 Asociación Civil Escuela de Formación Deportiva Bolívar, Municipio Heres, Estado Bolívar	60.000			60.000
	- S2053 Asociación Civil de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Biruaca, Estado Apure	60.000			60.000
	- S2054 Asociación Civil de Padres y Representantes de la Unidad Educativa de Formación Deportiva, Municipio San Cristóbal, Estado Táchira	60.000			60.000
	- S2060 Asociación Civil Unidad Deportiva de Talentos Deportivos Nueva Esparta	60.000			60.000
	- S2095 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo Vargas	60.000			60.000
	- S2096 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talentos Deportivos Alí García Carrero	60.000			60.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S2097 Asociación Civil de Padres y Representantes de la Escuela Unidad Educativa Nacional Formación Deportiva Barquisimeto	60.000			60.000
	- S2098 Federación Venezolana de Kick Boxing	259.996			259.996
	- S2144 Asociación Civil Unidad Educativa Lucrecia de Guardia, Municipio Miranda del Estado Falcón	60.000			60.000
	- S2145 Asociación Civil Fondo Ejecutor para la Preparación, Participación y Asistencia de los Atletas en Eventos Deportivos Internacionales (FONDEPOR)	9.871.000			9.871.000
	- S2160 Fundación Liga Nacional Comunitaria de Fútbol Sala Menor (FUNLINAFUTSAL)	25.000			25.000
	- S2161 Asociación Civil Liga de Baseball Menor Alexis Ramírez Criollitos de Venezuela Seccional Santa Ana	25.000			25.000
	- S2206 Federación Venezolana de Deportes para Personas con Parálisis Cerebral (FEVEDE-PC)	260.944			260.944

PROYECTO: COD. N.E: 106218 COD. PPTO: 500015000 Observatorio Nacional de Actividad Física y Recreación y Deporte

UNIDAD DE MEDIDA: Sala Situacional

CANTIDAD: Total 1

ASIGNACIÓN PRESUPUESTARIA: 2.878.606

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Lograr que la Población se Apropie Social, Cultural, Técnica y Organizadamente de la Actividad Física, el Deporte y la Recreación en Beneficio de su Salud y Mejora de la Calidad de Vida.

OBJETIVOS ESPECÍFICOS: Contar con un Observatorio Nacional de Actividad Física, Recreación y Deporte, a fin de Establecer de Manera Sistematizada, Organizada, Sustentable, Automatizada, Confiable y Segura un Esquema de Monitoreo, Seguimiento, Control y Divulgación que Permita Gestionar de Forma Eficiente a Nivel Nacional,

RESULTADO: Observatorio Nacional de Actividad Física, Recreación y Deporte

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.111.684					2.111.684
4.02	Materiales, suministros y mercancías	28.000					28.000
4.03	Servicios no personales	450.922					450.922
4.04	Activos reales	288.000					288.000
	TOTAL	2.878.606					2.878.606

PROYECTO:	COD. N.E: 106013 COD. PPTO: 500019000 Ciclo Olímpico 2009-2012
UNIDAD DE MEDIDA:	Atleta Atendido
CANTIDAD:	Total 896
ASIGNACIÓN PRESUPUESTARIA:	121.819.517
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Seleccionar, Formar, Preparar y Proveer Atención Integral a los Atletas de Alto Rendimiento en Todo el Territorio Nacional, para Elevar su Rendimiento Deportivo en Eventos Nacionales e Internacionales.
OBJETIVOS ESPECÍFICOS:	Garantizar la Participación del País en los Eventos del Ciclo Olímpico y demás Encuentros Deportivos de Alto Rendimiento e Integrar la Mayor Cantidad de Atletas Femeninos y Masculinos de Alto Nivel Competitivo en la Categoría Juvenil y Máxima, en los Diferentes Equipos de la Selección Nacional.
RESULTADO:	La Participación la Selección Nacional en Eventos Fundamentales del Ciclo Olímpico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.944.517					2.944.517
4.02	Materiales, suministros y mercancías	6.857.143					6.857.143
4.03	Servicios no personales	55.279.902					55.279.902
4.07	Transferencias y donaciones	56.737.955					56.737.955
	TOTAL	**121.819.517**					**121.819.517**

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	53.330.939					53.330.939
4.07.01.00.00	Transferencias y donaciones corrientes internas	53.330.939					53.330.939
4.07.01.01.00	Transferencias corrientes internas al sector privado	53.330.939					53.330.939
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	53.330.939					53.330.939
	- S1908 Federación Venezolana de Baloncesto	1.308.828					1.308.828
	- S1909 Federación Venezolana de Bolas Criollas y Bochas	534.430					534.430
	- S1910 Federación Venezolana de Bowling	1.319.386					1.319.386
	- S1911 Federación Venezolana de Hockey sobre Césped	372.000					372.000
	- S1912 Federación Venezolana de Tiro	1.107.785					1.107.785
	- S1914 Federación Venezolana de Canotaje	1.211.357					1.211.357
	- S1915 Federación Venezolana de Karate Do	1.843.298					1.843.298
	- S1918 Federación Venezolana de Béisbol	1.329.921					1.329.921
	- S1920 Federación Venezolana de Ciclismo	1.516.819					1.516.819
	- S1921 Federación Venezolana de Deportes Acuáticos	2.119.937					2.119.937

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1922 Federación Venezolana de Deportes sobre Sillas de Ruedas	607.557					607.557
	- S1923 Federación Venezolana de Gimnasia	1.516.819					1.516.819
	- S1924 Federación Venezolana de Levantamiento de Pesas	1.573.309					1.573.309
	- S1925 Federación Venezolana de Squash	323.008					323.008
	- S1926 Federación Venezolana de Tae Kwon Do	1.768.817					1.768.817
	- S1928 Federación Venezolana de Ajedrez	563.033					563.033
	- S1929 Federación Venezolana de Deportes Ecuestres	830.758					830.758
	- S1933 Federación Venezolana de Tenis	1.231.100					1.231.100
	- S1935 Federación Venezolana de Fútbol	1.145.532					1.145.532
	- S1936 Federación Venezolana de Judo	1.707.251					1.707.251
	- S1937 Federación Venezolana de Lucha Amateur	1.663.483					1.663.483
	- S1938 Federación Venezolana de Remo	1.023.922					1.023.922
	- S1939 Federación Venezolana de Tenis de Mesa	1.283.957					1.283.957
	- S1940 Federación Venezolana de Tiro con Arco	1.450.785					1.450.785

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1941 Federación Venezolana Polideportiva de Sordos	744.000					744.000
	- S1942 Federación Polideportiva de Ciegos de Venezuela	651.000					651.000
	- S1944 Federación Venezolana de Balonmano	523.930					523.930
	- S1947 Federación Venezolana de Atletismo	1.701.231					1.701.231
	- S1948 Federación Venezolana de Boxeo	1.473.546					1.473.546
	- S1950 Federación Venezolana de Patinaje	1.230.654					1.230.654
	- S1953 Federación Venezolana de Vela	986.722					986.722
	- S1954 Federación Venezolana Polideportiva para Personas con Discapacidad Intelectual	453.398					453.398
	- S1955 Federación Venezolana de Softbol	1.603.746					1.603.746
	- S1958 Federación Venezolana de Esgrima	1.637.405					1.637.405
	- S1963 Federación Venezolana de Voleibol	1.488.000					1.488.000
	- S1964 Federación Venezolana de Racquetball	422.271					422.271
	- S1966 Federación Venezolana de Triatlón	558.000					558.000
	- S1985 Federación Venezolana de Pelota Vasca	372.000					372.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2145 Asociación Civil Fondo Ejecutor para la Preparación, Participación y Asistencia de los Atletas en Eventos Deportivos Internacionales (FONDEPOR)	9.871.000					9.871.000
	- S2206 Federación Venezolana de Deportes para Personas con Parálisis Cerebral (FEVEDE-PC)	260.944					260.944

PROYECTO:	COD. N.E: 106429 COD. PPTO: 500033000 Poder Deportivo Comunal en Barrio Adentro
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	Total 3.000.000
ASIGNACIÓN PRESUPUESTARIA:	21.435.441
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Incorporar a la Práctica de la Actividad Física, Recreativa y para la Salud a la Población Nacional, con Participantes del Medio Urbano y Rural, de Diferentes Edades y Género, de tal Manera que Coadyuven a Lograr un Óptimo Estado de Salud y Adecuadas Condiciones para el Trabajo y Demás Actividades
OBJETIVOS ESPECÍFICOS:	Incrementar a 1600 el Número de Comunidades que Desarrollen Sistemáticamente Actividades Físicas Deportivas y Recreativas a Nivel Nacional.
RESULTADO:	Práctica Sistemática de Actividades Físicas Deportivas y Recreativas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.435.441					3.435.441
4.02	Materiales, suministros y mercancías	4.322.000					4.322.000
4.03	Servicios no personales	2.638.144					2.638.144
4.04	Activos reales	800.000					800.000
4.07	Transferencias y donaciones	10.239.856					10.239.856
	TOTAL	21.435.441					21.435.441

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.779.478					5.779.478
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.779.478					5.779.478
4.07.01.03.00	Transferencias corrientes internas al sector público	5.779.478					5.779.478
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.779.478					5.779.478
	- A0959 Instituto Autónomo Municipal de Deporte Municipio Falcón	25.000					25.000
	- A0961 Instituto de Deporte Municipal del Pao de San Juan Bautista	49.000					49.000
	- A0963 Instituto Autónomo de Deporte Municipio Palmasola, Estado Falcón	25.000					25.000
	- A0965 Instituto Autónomo Municipal de Deporte Municipio Tinaco	50.000					50.000
	- A0967 Instituto de Deporte Municipio Guanare	49.000					49.000
	- A0969 Instituto Municipal de Deporte de Torres	24.500					24.500
	- A0970 Instituto Municipal del Deporte y Recreación del Municipio Irribarren	24.500					24.500
	- A0972 Instituto Autónomo Municipal de Deportes Municipio San Rafael de Carvajal	24.000					24.000
	- A0973 Instituto Municipal de Deporte y Recreación del Municipio Crespo del Estado Lara	25.000					25.000
	- A0977 Instituto Municipal de Deporte del Municipio San Francisco	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0979 Instituto Autónomo Municipal de Deporte de Zamora	25.000					25.000
	- A0980 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Los Taques del Estado Falcón	25.000					25.000
	- A0981 Instituto Autónomo Municipal del Deporte Municipio Fernandez Feo	25.000					25.000
	- A0983 Instituto Municipal del Deporte del Municipio Pedro Maria Ureña	49.500					49.500
	- A0985 Instituto Autónomo Municipal del Deporte	119.500					119.500
	- A0986 Instituto Municipal del Deporte para Puerto Cabello	50.000					50.000
	- A0989 Instituto Autónomo del Deporte de Libertador	25.000					25.000
	- A0992 Instituto Municipal del Deporte del Municipio Antonio Díaz	49.000					49.000
	- A0993 Instituto Autónomo de Deporte del Municipio Garcia	50.000					50.000
	- A0994 Instituto Autónomo de Deporte y Recreación del Municipio Tovar del Estado Aragua	25.000					25.000
	- A0995 Instituto para el Deporte del Municipio Bruzual	24.000					24.000
	- A0996 Instituto Municipal de Deporte de Peña	25.000					25.000
	- A0997 Instituto Autónomo Municipal de Deporte y Recreación Santos Michelena	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0998 Instituto Autónomo de Deporte del Municipio Sucre del Estado Yaracuy	25.000					25.000
	- A0999 Instituto Autónomo Municipal de Deporte y Recreación del Municipio José Feliz Ribas	25.000					25.000
	- A1001 Instituto Autónomo Municipal del Deporte Rafael Urdaneta	25.000					25.000
	- A1002 Instituto Municipal del Deporte en el Municipio Antonio Rómulo Costa del Estado Táchira	25.000					25.000
	- A1004 Instituto Autónomo Municipal de deporte y Recreación del Municipio Ambrosio Plaza del Estado Miranda	49.500					49.500
	- A1005 Instituto Municipal de Deportes y Recreación del Municipio Heres	49.000					49.000
	- A1006 Instituto Autónomo de Deportes y Recreación del Municipio Paez	25.000					25.000
	- A1007 Instituto de Deportes del Estado Anzoátegui	25.000					25.000
	- A1008 Instituto Autónomo del Deporte del Municipio Mariño	24.500					24.500
	- A1009 Instituto Autónomo del Deporte del Municipio Valencia del Estado Carabobo	69.500					69.500
	- A1010 Instituto Autónomo del Deporte del Municipio Arismendi	25.000					25.000
	- A1011 Instituto Municipal Autónomo de Deportes Turin	49.500					49.500

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1013 Instituto Municipal del Deporte y la Recreación de San Genaro	24.500					24.500
	- A1014 Instituto Autónomo del Deporte del Municipio Unda del Estado Portuguesa	25.000					25.000
	- A1015 Instituto Autónomo Municipal del Deporte del Municipio José Tadeo Monagas	49.500					49.500
	- A1017 Instituto Autónomo Municipal del Deporte y la Recreación en el Municipio Páez	24.000					24.000
	- A1018 Instituto Municipal de Deporte Carirubana	49.500					49.500
	- A1019 Instituto Autónomo Municipal de Deportes Mauroa	24.500					24.500
	- A1020 Instituto Municipal del Deporte del Municipio Mejías del Estado Sucre	25.000					25.000
	- A1024 Instituto Autónomo de Deporte y Recreación del Distrito del Alto Apure	49.500					49.500
	- A1026 Instituto Autónomo Municipal del Deporte del Municipio Carlos Arvelo	25.000					25.000
	- A1028 Instituto Autónomo Municipal de Deporte del Municipio Rafael Guillermo Urdaneta	25.000					25.000
	- A1030 Instituto Autónomo de Deportes del Municipio San Felipe	25.000					25.000
	- A1031 Instituto Autónomo Municipal de Deporte del Municipio Urachiche	49.500					49.500
	- A1032 Instituto Autónomo del Deporte del Municipio Manuel Monge	24.500					24.500

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1033 Instituto Autónomo del Deporte del Municipio La Trinidad	25.000					25.000
	- A1034 Instituto de Deportes y Recreación del Municipio Atures del Estado Amazonas	49.500					49.500
	- A1037 Instituto Regional de Deportes del Estado Amazonas	25.000					25.000
	- A1039 Instituto Municipal de Deporte del Municipio Cruz Salmerón Acosta del Estado Sucre	25.000					25.000
	- A1041 Instituto Municipal del Deporte del Municipio Autónomo Casacoima	49.500					49.500
	- A1042 Instituto de Deportes del Municipio Alberto Adriani del Estado Miranda	49.500					49.500
	- A1043 Instituto Autónomo Municipal del Deporte é	25.000					25.000
	- A1045 Instituto Municipal del Deporte, Educación Física y la Recreación del Municipio Julio Cesar Salas	49.500					49.500
	- A1046 Instituto Autónomo Municipal de Deportes de Achaguas	49.500					49.500
	- A1047 Instituto Autónomo Municipal de Deporte del Municipio Montes del Estado Sucre	25.000					25.000
	- A1048 Instituto Municipal del Deporte del Municipio Jesús María Semprun del Estado Zulia	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1051 Instituto Municipal del Deporte y la Recreación del Municipio Almirante Padilla del Estado Zulia	25.000					25.000
	- A1052 Instituto Autónomo Municipal de Deporte y Recreación	49.000					49.000
	- A1054 Instituto Autónomo Municipal de Deporte, Educación Física y Recreación del Municipio Veroes del Estado Yaracuy	25.000					25.000
	- A1055 Instituto Autónomo Municipal de Deportes y Recreación de Independencia	50.000					50.000
	- A1057 Instituto Autónomo Municipal del Deporte de Camaguan	25.000					25.000
	- A1059 Instituto Autónomo Municipal de Deportes del Municipio Urdaneta del Estado Miranda	25.000					25.000
	- A1061 Instituto Municipal del Deporte, Educación Física y Recreación del Municipio Baralt del Estado Zulia	25.000					25.000
	- A1062 Instituto Autónomo Municipal de Deportes, Recreación y Cultura Deportiva del Municipio Cristóbal Rojas del Estado Miranda	25.000					25.000
	- A1063 Instituto Municipal del Deporte y la Recreación del Municipio La Cañada de Urdaneta del Estado Zulia	25.000					25.000
	- A1064 Instituto Municipal de Deporte y Recreación del Municipio Valmore Rodríguez del Estado Zulia	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1066 Instituto Municipal del Deporte del Municipio Machiques de Perija del Estado Zulia	25.000					25.000
	- A1067 Instituto Municipal de Deportes y Recreación del Municipio Miranda del Estado Zulia	74.500					74.500
	- A1070 Instituto Municipal del Deporte del Municipio Agua Blanca del Estado Portuguesa	24.500					24.500
	- A1071 Instituto Municipal del Deporte del Municipio José Félix Ribas del estado Guarico	24.000					24.000
	- A1072 Instituto Autónomo Municipal del Deporte del Municipio las Mercedes del Llano del Estado Guarico	25.000					25.000
	- A1073 Instituto Autónomo Municipal del Deporte y la Recreación del Municipio Santa María de Ipire del Estado Guarico	25.000					25.000
	- A1074 Instituto Autónomo Municipal para el Deporte y la Recreación del Municipio Los Guayos del Estado Carabobo	25.000					25.000
	- A1075 Instituto Autónomo Municipal de Deporte del Municipio Bruzual del Estado Anzoátegui	25.000					25.000
	- A1077 Instituto Municipal del Deporte y la Recreación á	25.000					25.000
	- A1078 Instituto Autónomo Municipal de Deportes del Municipio Francisco del Carmen Carvajal del Estado Anzoátegui	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1079 Instituto Autónomo Municipal de Deporte del Municipio Guanta del Estado Anzoátegui	49.000					49.000
	- A1080 Instituto Campoeliense para le Desarrollo Endógeno del Municipio Campo Elmas del Estado Trujillo	44.478					44.478
	- A1081 Instituto Municipal del Deporte del Municipio La Ceiba del Estado Trujillo	24.500					24.500
	- A1084 Instituto Autonsmo Municipal de deportes del Municipio Trujillo del Estado Trujillo	49.500					49.500
	- A1087 Instituto Autónomo Municipal de Deporte del Municipio Carache del Estado Trujillo	25.000					25.000
	- A1089 Instituto Autónomo Municipal de Deportes del Municipio Pampanito del Estado Trujillo	49.500					49.500
	- A1090 Instituto Autónomo Municipal de Deporte del Municipio Tucupita del Estado Delta Amacuro	49.000					49.000
	- A1091 Instituto Autónomo Municipal de Deporte del Municipio Antonio Díaz del Estado Delta Amacuro	25.000					25.000
	- A1096 Instituto Autónomo Municipal de Deportes del Municipio Jauregui del Estado Táchira	25.000					25.000
	- A1098 Instituto Autónomo Municipal del Deporte, Turismo y Cultura del Municipio Guasimos del Estado Táchira	74.000					74.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1099 Instituto Autónomo Municipal de Deporte del Municipio Andrés Bello del Estado Táchira	25.000					25.000
	- A1102 Instituto Autónomo Municipal del Deporte y la Recreación del Municipio Barinas del Estado Barinas	24.000					24.000
	- A1103 Instituto de Cultura, Deporte y Turismo del Municipio Obispos del Estado Barinas	25.000					25.000
	- A1104 Instituto Autónomo Municipal de Deporte del Municipio Pedraza del Estado Barinas	49.500					49.500
	- A1105 Instituto Municipal del Deporte del Municipio Bolívar del Estado Bolívar	25.000					25.000
	- A1106 Instituto Autónomo Municipal de Cultura, Deporte y Recreación del Municipio Alberto Arvelo Torrealba del Estado Bolívar	25.000					25.000
	- A1107 Instituto Municipal del Deporte del Municipio Cruz Paredes del Estado Barinas	49.500					49.500
	- A1108 Instituto Autónomo Municipal del Deporte del Municipio Unión del Estado Falcón	24.000					24.000
	- A1109 Instituto Autónomo Municipal del Deporte del Municipio Sucre del Estado Falcón	25.000					25.000
	- A1110 Instituto Municipal de Deporte del Municipio Tocopero del Estado Falcón	25.000					25.000
	- A1112 Instituto Municipal del Deporte del Municipio Rívas del Estado Mérida	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1113 Instituto Municipal del Deporte y la Recreación del Municipio Arzobispo Chacón del Estado Mérida	25.000					25.000
	- A1114 Instituto Autónomo Municipal del Deporte del Municipio Campo Elías del Estado Mérida	25.000					25.000
	- A1115 Instituto Autónomo Municipal del Deporte del Municipio Rangel del Estado Mérida	25.000					25.000
	- A1116 Instituto Municipal del Deporte y Recreación del Municipio Tulio Febres Cordero	25.000					25.000
	- A1118 Instituto Autónomo del Deporte del Municipio Santos Marquina del Estado Mérida	25.000					25.000
	- A1120 Instituto Municipal del Deporte, Educación Física y la Recreación del Municipio Caracciolo Parra y Olmedo del estado Mérida	24.000					24.000
	- A1121 Instituto Municipal de Deporte del Municipio Obispo Ramos de Lora del Estado Mérida	24.500					24.500
	- A1122 Instituto Autónomo del Deporte Tinaquillo del Municipio Falcón del Estado Cojedes	49.500					49.500
	- A1124 Instituto Municipal del Deporte, Educación Física y la Recreación del Municipio Guaraque del Estado Mérida	25.000					25.000
	- A1125 Instituto Municipal del Deporte del Municipio Urdaneta del Estado Lara	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1126 Instituto Municipal de Deportes del Municipio Andrés Eloy Blanco del Estado Sucre	25.000					25.000
	- A1128 Instituto Autónomo Municipal del Deporte Ribereño del Municipio Ribero del Estado Sucre	25.000					25.000
	- A1129 Instituto Autónomo de Deporte del Municipio Bolívar del Estado Sucre	24.500					24.500
	- A1130 Instituto Autónomo de Deporte y Recreación del Municipio Andrés Mata del Estado Sucre	48.500					48.500
	- A1131 Instituto Autónomo del Deporte del Municipio Valdez del Estado Sucre	24.500					24.500
	- A1132 Instituto Autónomo del Deporte del Municipio Mario Briceño Iragorry del Estado Aragua	25.000					25.000
	- A1133 Instituto Autónomo Municipal Deportivo del Municipio San Sebastian de los Reyes del Estado Aragua	49.000					49.000
	- A1134 Instituto Autónomo Municipal del Deporte del Municipio San Casimiro del Estado Aragua	49.500					49.500
	- A1135 Instituto Autónomo Municipal de Deportes Revenga del Municipio José Rafael Revenga del Estado Aragua	24.500					24.500
	- A1139 Instituto Autónomo de Deportes del Municipio Marcano del Estado Nueva Esparta	24.500					24.500
	- A1141 Instituto Autónomo de Deporte y Recreación del Municipio Bermúdez	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1142 Instituto del Deporte y la Recreación del Municipio Antonio Pinto Salinas del Estado Mérida	25.000					25.000
	- A1145 Instituto Autónomo Municipal del Deporte del Municipio Rafael Rangel del Estado Trujillo	25.000					25.000
	- A1146 Instituto Municipal del Deporte y la Recreación del Municipio Uracoa del Estado Monagas	49.500					49.500
	- A1148 Instituto Municipal del Deporte del Municá	24.000					24.000
	- A1149 Instituto Municipal del Deporte y Recreación Umuquena del Municipio San Judas Tadeo del Estado Táchira	25.000					25.000
	- A1150 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Lobatera del Estado Táchira	49.500					49.500
	- A1151 Instituto Autónomo Municipal del Deporte del Municipio Cardenas del Estado Táchira	25.000					25.000
	- A1152 Instituto Municipal del Deporte del Municipio Junín del Estado Táchira	25.000					25.000
	- A1154 Instituto Autónomo de Deporte, Educación Física y Recreación del Municipio Biruaca del Estado Apure	25.000					25.000
	- A1155 Instituto Municipal de Deporte, Educación Física y Recreación del Municipio San Fernando del Estado Apure	49.500					49.500
	- A1156 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Muñoz del Estado Apure	24.000					24.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1157 Instituto de Educación, Cultura y Deporte del Municipio Eulalia Buróz del Estado Miranda	25.000					25.000
	- A1158 Instituto Municipal del Deporte del Municipio Rosario de Perija del Estado Zulia	25.000					25.000
	- A1159 Instituto Municipal del Deporte y Recreación del Municipio Paéz del Estado Zulia	25.000					25.000
	- A1160 Instituto Municipal de Deportes del Municipio Antonio José de Sucre del Estado Barinas	25.000					25.000
	- A1161 Instituto Autónomo Municipal de Deportes del Municipio Petit del Estado Falcón	25.000					25.000
	- A1163 Instituto Autónomo Municipal del Deporte y Recreación del Municipio Benítez del Estado Sucre	24.500					24.500
	- A1165 Instituto Municipal del Deporte del Municipio José María Vargas del Estado Táchira	25.000					25.000
	- A1166 Instituto Autónomo de Deportes del Municipio Autana del Estado Amazonas	49.000					49.000
	- A1167 Instituto Autónomo Municipal del Deporte del Municipio Juan José Mora del Estado Carabobo	25.000					25.000
	- A1169 Instituto Municipal del Deporte del Municipio El Callao del Estado Bolívar	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1170 Instituto Autónomo Municipal del Deporte y la Recreación del Municipio Maturin del Estado Monagas	49.500					49.500
	- A1171 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Cajigal del Estado Sucre	25.000					25.000
	- A1172 Instituto Municipal del Deporte del Municipio Caroní del Estado Bolívar	49.500					49.500
	- A1173 Instituto Autónomo Municipal de Deportes del Municipio Libertador del Estado Monagas	24.500					24.500
	- A1174 Instituto Autónomo Municipal de Deporte y Recreación del Municipio Ezequiel Zamora del Estado Monagas	49.500					49.500
	- A1175 Instituto Autónomo del Deporte del Municipio Bolívar del Estado Bolívar	24.000					24.000
	- A1176 Fundación Deportiva, Cultural y Recreativa del Municipio José Angel Lamas del Estado Aragua	25.000					25.000
	- A1177 Instituto Autónomo Municipal de Deporte "Puerto La Cruz" del Municipio Sotillo del Estado Anzoátegui	69.500					69.500
	- A1179 Instituto Autónomo Municipal de Deporte del Municipio Roscio del Estado Bolívar	25.000					25.000
	- A1181 Instituto Municipal del Deporte del Municipio Ocumare de la Costa de Oro del Estado Aragua	24.500					24.500
	- A1182 Instituto Autónomo del Deporte y la Recreación del Municipio Punceres del Estado Monagas	25.000					25.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1189 Instituto Autónomo Deportivo del Municipio Andrés Eloy Blanco del Estado Lara	25.000					25.000
	- A1191 Instituto Municipal del Deporte del Municipio Mara del Estado Zulia	25.000					25.000
	- A1192 Instituto Municipal del Deporte del Municipio Cabimas del Estado Zulia	24.500					24.500
	- A1195 Instituto Autónomo Municipal de Deporte del Municipio Diego Ibarra del Estado Carabobo	24.000					24.000
	- A1196 Instituto Autónomo de Deporte del Municipio Sucre del Estado Sucre	24.500					24.500
	- A1197 Instituto Municipal del Deporte del Municipio Simón Bolívar del Estado Miranda	50.000					50.000
	- A1199 Instituto Municipal de Deporte y Recreación del Municipio Palavecino del Estado Lara	25.000					25.000
	- A1305 Instituto Autónomo Bolivariano Municipal de Recreación y Deporte del Municipio Lander del Estado Miranda	75.000					75.000
	- A1306 Instituto Autónomo Municipal de Deportes y Recreación del Municipio Acevedo del Estado Miranda	50.000					50.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1307 Instituto Municipal del Deporte del Municipio Jimenez del Estado Lara	24.000					24.000
	- A1312 Instituto Autónomo Municipal de Deportes del Municipio Cagigal del Estado Anzoátegui	24.500					24.500
	- A1317 Instituto Autónomo Municipal del Deporte, del Municipio Piar del Estado Bolívar	25.000					25.000
	- A1320 Instituto Autónomo del Deporte del Municipio Macanao del Estado Nueva Esparta	49.000					49.000
	- A1331 Instituto Autónomo Municipal de Deporte del Municipio Nirgua del Estado Yaracuy	25.000					25.000
	- A1332 Instituto Autónomo de Deporte y Recreación del Municipio Girardot del Estado Aragua	50.000					50.000
	- A1336 Instituto de Deportes del Municipio Antolin del Campo del Estado Nueva Esparta	24.500					24.500
	- A1340 Instituto Autónomo Municipal del Deporte del Municipio San José de Guaribe del Estado Guárico	25.000					25.000
	- A1341 Instituto Autónomo de Deportes del Municipio Manapiare del Estado Amazonas	25.000					25.000
	- A1343 Instituto Autónomo del Deporte y Recreación del Municipio Piar del Estado Monagas	49.500					49.500
	- A1346 Instituto Autónomo Municipal de Deportes del Municipio José Gregorio Monagas del Estado Anzoátegui	49.500					49.500

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A1348 Instituto Municipal del Deporte del Municipio El Socorro del Estado Guárico	49.500					49.500

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	435.000					435.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	435.000					435.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	435.000					435.000
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	435.000					435.000
	- S1997 Instituto Autónomo de Deporte y Recreación del Municipio Bolívar	25.000					25.000
	- S2000 Instituto Autónomo Municipal del Deporte y Recreación de Araure (IMDERA)	20.000					20.000
	- S2003 Asociación Civil Plan Caracas	315.000					315.000
	- S2005 Instituto Municipal del Deporte y Recreación del Municipio Guacara (IMDEFRGUA)	25.000					25.000
	- S2160 Fundación Liga Nacional Comunitaria de Fútbol Sala Menor (FUNLINAFUTSAL)	25.000					25.000
	- S2161 Asociación Civil Liga de Baseball Menor Alexis Ramírez Criollitos de Venezuela Seccional Santa Ana	25.000					25.000

PROYECTO: COD. N.E: 106287 COD. PPTO: 500034000 Fortalecimiento de los Deportes de Alto Rendimiento no Olímpicos

UNIDAD DE MEDIDA: Federación Apoyada

CANTIDAD: Total 22

ASIGNACIÓN PRESUPUESTARIA: 26.591.717

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Seleccionar, Formar, Preparar y Proveer Atención Integral a los Atletas de Alto Rendimiento en todo el Territorionacional, para Elevar su Nivel de Rendimiento Deportivo en Eventos Nacionales e Internacionales.

OBJETIVOS ESPECÍFICOS: Seleccionar, Formar, Preparar, y Proveer Atención Integral a los Atletas de Alto Rendimiento en todo el Territorio Nacional, para Elevar su Nivel de Rendimiento Deportivo en Eventos Nacionales e Internacionales.

RESULTADO: Asistencia Técnica, Financiera y Logística

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.216.717					3.216.717
4.02	Materiales, suministros y mercancías	1.700.000					1.700.000
4.03	Servicios no personales	8.729.653					8.729.653
4.04	Activos reales	200.000					200.000
4.07	Transferencias y donaciones	12.745.347					12.745.347
	TOTAL	26.591.717					26.591.717

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	8.899.996					8.899.996
4.07.01.00.00	Transferencias y donaciones corrientes internas	8.899.996					8.899.996
4.07.01.01.00	Transferencias corrientes internas al sector privado	8.899.996					8.899.996
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	8.899.996					8.899.996
	- S1913 Federación Venezolana de Bridge	320.000					320.000
	- S1916 Federación de Cazadores Deportivos de Venezuela	480.000					480.000
	- S1917 Federación Venezolana de Actividades Subacuáticas	370.000					370.000
	- S1919 Federación Venezolana de Billar	370.000					370.000
	- S1927 Federación Motociclista Venezolana	380.000					380.000
	- S1930 Federación Venezolana de Físico Culturismo y Fitness	430.000					430.000
	- S1931 Federación Venezolana de Kempo	480.000					480.000
	- S1932 Federación Venezolana de Kickingball	320.000					320.000
	- S1934 Federación Venezolana de Wushu	250.000					250.000
	- S1943 Federación Venezolana de Surfing	380.000					380.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1949 Federación Venezolana de Montañismo y Escalada	600.000					600.000
	- S1951 Federación Venezolana de Potencia	510.000					510.000
	- S1952 Federación Venezolana de Siscomada y Hapkido Yu Won Sul	280.000					280.000
	- S1961 Federación Venezolana de Deporte Escolar	330.000					330.000
	- S1962 Federación Venezolana de Sambo	500.000					500.000
	- S1965 Federación Venezolana de Fútbol de Salón	560.000					560.000
	- S1982 Federación Venezolana de Coleo	380.000					380.000
	- S1984 Federación Venezolana de Karting	280.000					280.000
	- S1992 Federación Venezolana de Dominó	350.000					350.000
	- S2014 Federación Venezolana Deportiva de Educación Superior (FEVEDES)	750.000					750.000
	- S2022 Federación Venezolana de Rugby	320.000					320.000
	- S2098 Federación Venezolana de Kick Boxing	259.996					259.996

PROYECTO:	COD. N.E: 106234 COD. PPTO: 500035000 Deporte en Cifras
UNIDAD DE MEDIDA:	Indicador
CANTIDAD:	Total 25
ASIGNACIÓN PRESUPUESTARIA:	6.581.765
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Implantar un Modelo de Gestión Inter Organizativo a través de Autoridades Regionales Deportivas, que Coordinen la Actuación de los Organismos Deportivos Estadales y Municipales, en Torno a Sistemas de Planificación, Proyectos y Programas que Generen Compromiso de Resultados y que Faciliten la Integración
OBJETIVOS ESPECÍFICOS:	Generar Información Estadística con Estándares de Calidad, Oportunidad y Confiabilidad del Sector Deporte.
RESULTADO:	Producir Datos e Información Confiable y Oportuna sobre la Realidad del Sector Deportivo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	6.331.765					6.331.765
4.02	Materiales, suministros y mercancías	750					750
4.03	Servicios no personales	200.250					200.250
4.04	Activos reales	49.000					49.000
	TOTAL	**6.581.765**					**6.581.765**

PROYECTO:	COD. N.E: 106173 COD. PPTO: 500036000 Estudio de Pre-Factibilidad para la Creación de Empresas de Producción Social en el Àrea Deportiva
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	Total 1
ASIGNACIÓN PRESUPUESTARIA:	2.763.619
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Lograr que la Población se Apropie Social, Cultural, Técnica y Organizadamente de la Actividad Física, el Deporte y la Recreación en Beneficio de su Salud y Mejora de la Calidad de Vida.
OBJETIVOS ESPECÍFICOS:	Diseñar el Plan Maestro para la Construcción de Empresas de Producción Socialistas en el Área Deportiva.
RESULTADO:	El Plan Maestro

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.334.059					2.334.059
4.02	Materiales, suministros y mercancías	25.000					25.000
4.03	Servicios no personales	394.560					394.560
4.04	Activos reales	10.000					10.000
	TOTAL	2.763.619					2.763.619

PROYECTO: COD. N.E: 106014 COD. PPTO: 500037000 Bienestar Integral Social al Atleta de Alto Rendimiento

UNIDAD DE MEDIDA: Atleta Atendido

CANTIDAD: Total 3.000

ASIGNACIÓN PRESUPUESTARIA: 42.444.517

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Seleccionar, Formar, Preparar y Proveer Atención Integral a los Atletas de Alto Rendimiento en todo el Territorio Nacional, para Elevar su Nivel de Rendimiento Deportivo en Eventos Nacionales e Internacionales.

OBJETIVOS ESPECÍFICOS: Mejorar la Calidad y Cobertura del Programa la Atención Social Integral de los y las Atleta de Alto Rendimiento, y Contribuir con Desarrollo Educativo, Profesional.

RESULTADO: 3000 Atletas con Atención Social Integral (entre Máxima y Juvenil).

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.944.517					2.944.517
4.02	Materiales, suministros y mercancías	1.238.000					1.238.000
4.03	Servicios no personales	12.604.925					12.604.925
4.04	Activos reales	1.030.000					1.030.000
4.07	Transferencias y donaciones	24.627.075					24.627.075
	TOTAL	42.444.517					42.444.517

PROYECTO:	COD. N.E: 106438 COD. PPTO: 500038000 Plan de Comunicación
UNIDAD DE MEDIDA:	Sistema De Información
CANTIDAD:	Total 1
ASIGNACIÓN PRESUPUESTARIA:	6.077.410
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Impulsar la Nueva Ética Socialista Mediante la Concientización y Capacitación de las Personas que Conforman el Aparato Deportivo, el Mejoramiento de sus Niveles Intelectual y Laboral, la Participación de la Población a través de Unidades de Producción Social, y la Articulación con los Órganos del Poder Popular
OBJETIVOS ESPECÍFICOS:	Aumentar la Difusión de los Planes, Políticas y Proyectos del M.P.P.D.
RESULTADO:	Mayores Espacios para la Difusión de Información Deportiva e Incrementar la Producción de Información

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.077.410					2.077.410
4.02	Materiales, suministros y mercancías	115.000					115.000
4.03	Servicios no personales	3.885.000					3.885.000
	TOTAL	6.077.410					6.077.410

PROYECTO: COD. N.E: 106598 COD. PPTO: 500039000 Desarrollo de la Plataforma Tecnológica del MinDeporte

UNIDAD DE MEDIDA: Etapa

CANTIDAD: Total 4

ASIGNACIÓN PRESUPUESTARIA: 4.499.197

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria

OBJETIVO ESTRATÉGICO: Implantar un Modelo de Gestión Inter Organizativo a través de Autoridades Regionales Deportivas, que Coordinen la Actuación de los Organismos Deportivos Estadales y Municipales, en torno a Sistemas De Planificación, Proyectos y Programas que Generen Compromiso de Resultados y que Faciliten la Integración

OBJETIVOS ESPECÍFICOS: Implantar Infraestructura Tecnológica que Permita Soportar las Comunicaciones, Servicios y Aplicaciones del Mindeporte

RESULTADO: Plataforma Tecnológica del Mindeporte Construida en Cuatro Fases, a Saber: Fase 1: Construcción del Centro de Datos, Fase 2: Interconexión de las Sedes, Fase 3: Implantación de la Red Lan en la Sede Principal del Mindeporte, Fase 4: Capacitación del Personal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.523.856					3.523.856
4.03	Servicios no personales	179.501					179.501
4.04	Activos reales	795.840					795.840
	TOTAL	**4.499.197**					**4.499.197**

PROYECTO:	COD. N.E: 106476 COD. PPTO: 500040000 Consolidación de la Organización y Funcionamiento del MinDeporte
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	Total 38
ASIGNACIÓN PRESUPUESTARIA:	3.672.547
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Responder a las Necesidades y Demandas de la Población en Materia de Actividad Física, Deportiva, Recreativa y para la Salud, así como Manifestaciones de Carácter Popular y Reinvindicativo Cercana al Deporte para Todos, Mediante el Trabajo Mancomunado con los Movimientos Sociales Urbanos y Organizacionales
OBJETIVOS ESPECÍFICOS:	Adecuar la Organización Estructural y Funcional del Ministerio del Poder Popular para el Deporte, a fin de Consolidar el Alcance de La Política Deportiva.
RESULTADO:	Estructura Organizacional y Funcional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.647.888					3.647.888
4.03	Servicios no personales	24.659					24.659
	TOTAL	3.672.547					3.672.547

PROYECTO:	COD. N.E: 107237 COD. PPTO: 500041000 Fomentar la Participación Ciudadana y la Contraloría Social en el Sector Deporte
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	Total 10.000
ASIGNACIÓN PRESUPUESTARIA:	2.161.580
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Implantar un Modelo de Gestión Inter Organizativo a través de Autoridades Regionales Deportivas, que Coordinen la Actuación de los Organismos Deportivos Estadales y Municipales, En Torno A Sistemas de Planificación, Proyectos y Programas que Generen Compromiso de Resultados y que Faciliten la Integración
OBJETIVOS ESPECÍFICOS:	Mejorar la Atención al Ciudadano y su Participación en los Procesos de Control Social de la Gestión del Sector Deportivo.
RESULTADO:	Atención al Ciudadano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.877.217					1.877.217
4.02	Materiales, suministros y mercancías	95.284					95.284
4.03	Servicios no personales	141.180					141.180
4.04	Activos reales	47.899					47.899
	TOTAL	**2.161.580**					**2.161.580**

PROYECTO:	COD. N.E: 106174 COD. PPTO: 500042000 Formación Deportiva
UNIDAD DE MEDIDA:	Estudiante
CANTIDAD:	Total 15.000
ASIGNACIÓN PRESUPUESTARIA:	24.560.171
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Diseñar un Sistema de Eventos Deportivos y de Actividad Física Orientados a: Elevar el Nivel Formativo y Competitivo de la Población; a Desarrollar el Deporte Escolar Hasta el Ciclo Diversificado y el Deporte Universitario, a través de un Subsistema Académico Competitivo Integrado; así como la Participación
OBJETIVOS ESPECÍFICOS:	Fortalecer el Proceso de Selección y Formación de las y los Estudiantes-Atletas con Talento en las Organizaciones Deportivas, con la Finalidad de Formarlos para su Participación Futura en el Ciclo Olímpico.
RESULTADO:	Estudiantes-Atletas Incorporados a la Reserva Deportiva de Categorías Menores.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.060.171					3.060.171
4.02	Materiales, suministros y mercancías	2.780.000					2.780.000
4.03	Servicios no personales	11.505.845					11.505.845
4.07	Transferencias y donaciones	7.214.155					7.214.155
	TOTAL	24.560.171					24.560.171

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.960.000					4.960.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.960.000					4.960.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	4.960.000					4.960.000
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	4.960.000					4.960.000
	- S0004 Asociación Tachirense Amigos del Riñón.	55.000					55.000
	- S1908 Federación Venezolana de Baloncesto	115.000					115.000
	- S1915 Federación Venezolana de Karate Do	170.000					170.000
	- S1918 Federación Venezolana de Béisbol	170.000					170.000
	- S1920 Federación Venezolana de Ciclismo	170.000					170.000
	- S1921 Federación Venezolana de Deportes Acuáticos	170.000					170.000
	- S1924 Federación Venezolana de Levantamiento de Pesas	170.000					170.000
	- S1926 Federación Venezolana de Tae Kwon Do	170.000					170.000
	- S1928 Federación Venezolana de Ajedrez	170.000					170.000
	- S1935 Federación Venezolana de Fútbol	170.000					170.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1936 Federación Venezolana de Judo	170.000					170.000
	- S1937 Federación Venezolana de Lucha Amateur	170.000					170.000
	- S1939 Federación Venezolana de Tenis de Mesa	170.000					170.000
	- S1940 Federación Venezolana de Tiro con Arco	170.000					170.000
	- S1944 Federación Venezolana de Balonmano	170.000					170.000
	- S1947 Federación Venezolana de Atletismo	170.000					170.000
	- S1948 Federación Venezolana de Boxeo	170.000					170.000
	- S1950 Federación Venezolana de Patinaje	170.000					170.000
	- S1955 Federación Venezolana de Softbol	170.000					170.000
	- S1958 Federación Venezolana de Esgrima	170.000					170.000
	- S1963 Federación Venezolana de Voleibol	170.000					170.000
	- S1969 Asociación Civil Talento Deportivo Barinas	60.000					60.000
	- S1970 Asociación Civil de Padres y Representantes de la Unidad Educativa Talentos Deportivos del Estado Trujillo	60.000					60.000
	- S1971 Asouted Cojedes	60.000					60.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1972 Asociación Civil Unidad Educativa de Talento Deportivo Monagas	60.000					60.000
	- S1973 Asociación Civil de Padres y Representantes de la Unidad Educativa Talento Deportivo Estado Sucre	60.000					60.000
	- S1974 Asociación Civil Unidad Educativa de Talento Deportivo del Estado Guárico	60.000					60.000
	- S1975 Asociación Civil Unidad Educativa de Talento Deportivo Yaracuy	60.000					60.000
	- S1976 Asociación Civil Unidad Educativa de Talento Deportivo Don José Beracasa	60.000					60.000
	- S1977 Asociación Civil Unidad Educativa de Formación Deportiva Carabobo	60.000					60.000
	- S1978 Asociación Civil Unidad Educativa Nacional Talento Deportivo Aragua	60.000					60.000
	- S1979 Asociación Civil Sociedad de Padres y Representantes de la Unidad Educativa Maestro Gallegos	60.000					60.000
	- S2041 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo "Liceo Caracas" (UENTD)	60.000					60.000
	- S2042 Asociación Civil Unidad Educativa de Talento Deportivo del Municipio Tucupita del Estado Delta Amacuro	60.000					60.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2043 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Araure del Estado Portuguesa	60.000					60.000
	- S2044 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo del Municipio Camaguán del Estado Guárico	60.000					60.000
	- S2048 Asociación Civil Unidad Educativa de Talento Deportivo, Municipio Atures, Estado Amazonas	60.000					60.000
	- S2049 Asociación Civil Sociedad de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Sebastián Francisco de Miranda, Calabozo Estado Guárico	60.000					60.000
	- S2051 Asociación Civil de Padres y Representantes de la Escuela Técnica Deportiva Chama, Estado Mérida	60.000					60.000
	- S2052 Asociación Civil Escuela de Formación Deportiva Bolívar, Municipio Heres, Estado Bolívar	60.000					60.000
	- S2053 Asociación Civil de Padres y Representantes Unidad Educativa de Talento Deportivo, Municipio Biruaca, Estado Apure	60.000					60.000
	- S2054 Asociación Civil de Padres y Representantes de la Unidad Educativa de Formación Deportiva, Municipio San Cristóbal, Estado Táchira	60.000					60.000
	- S2060 Asociación Civil Unidad Deportiva de Talentos Deportivos Nueva Esparta	60.000					60.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2095 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talento Deportivo Vargas	60.000					60.000
	- S2096 Asociación Civil de Padres y Representantes de la Unidad Educativa de Talentos Deportivos Alí García Carrero	60.000					60.000
	- S2097 Asociación Civil de Padres y Representantes de la Escuela Unidad Educativa Nacional Formación Deportiva Barquisimeto	60.000					60.000
	- S2144 Asociación Civil Unidad Educativa Lucrecia de Guardia, Municipio Miranda del Estado Falcón	60.000					60.000

PROYECTO: COD. PPTO: 509999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: Total 10
ASIGNACIÓN PRESUPUESTARIA: 193.400.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: NO DEFINIDO
OBJETIVOS ESPECÍFICOS: NO DEFINIDO
RESULTADO: NO DEFINIDO

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	193.400.000				-	193.400.000
	TOTAL	**193.400.000**					**193.400.000**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	193.400.000					193.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	193.400.000					193.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	193.400.000					193.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	193.400.000					193.400.000
	- A0049 Instituto Nacional de Deportes (IND)	192.000.000					192.000.000
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos(as) y Adultos(as) Mayores (FUNDAEXAR)	1.400.000					1.400.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	49.014.186					49.014.186
4.03	Servicios no personales	402.224					402.224
	TOTAL	49.416.410					49.416.410

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.566.664					2.566.664
4.03	Servicios no personales	8.520.735					8.520.735
4.04	Activos reales	648.500					648.500
4.07	Transferencias y donaciones	133.600.000					133.600.000
	TOTAL	145.335.899					145.335.899

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	128.600.000					128.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	128.600.000					128.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	128.600.000					128.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	128.600.000					128.600.000
	- A0049 Instituto Nacional de Deportes (IND)	128.000.000					128.000.000
	- A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos(as) y Adultos(as) Mayores (FUNDAEXAR)	600.000					600.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.760.000					3.760.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.760.000					3.760.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	3.760.000					3.760.000
4.07.01.01.77	Subsidios a entidades deportivas y recreativas de carácter privado	3.760.000					3.760.000
	- S2040 Fundación Glorias Deportivas de Venezuela	3.760.000					3.760.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	530.250					530.250
	TOTAL	**530.250**					**530.250**

Ministerio del Poder Popular para los Pueblos Indígenas

MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para los Pueblos Indígenas, tiene como objetivo continuar dirigiendo su mayor esfuerzo a la construcción, integración y consolidación de los pueblos y comunidades indígenas, con el fin de dar cumplimiento a los lineamientos generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013 y siguiendo los lineamientos establecidos por el Presidente de la República según el Art. 35 de La Ley Orgánica de la Administración Financiera del Sector Público.

Los objetivos y prioridades nacionales para el ejercicio fiscal 2010, se establecen sobre la construcción de un mejor país, promoviendo el ideal de establecer nuevas relaciones de convivencia humana, basadas en la equidad, justicia social y solidaridad. Es significativo señalar que este Ministerio ha tomado en cuenta los cambios estructurales de nuestra sociedad, entendiendo el grado de compromiso que tenemos con los pueblos y comunidades indígenas, motivo por el cual el Presupuesto 2010, se formuló con metas y objetivos precisos, atendiendo de forma prioritaria necesidades básicas e ineludibles, que resultan de carácter indispensable para la gestión institucional, proyectando las adquisiciones indispensables y tomando en cuenta las existencias institucionales, racionalizando así el gasto público.

Dentro de los objetivos se pretende:

1.- Continuar con la reestructuración del Estado de acuerdo con el Proyecto Nacional Simón Bolívar.

2.- Continuar con la construcción de un sistema de protección social para todos los/las ciudadanos/as indígenas con políticas inclusivas en la búsqueda del desarrollo.

3.- Reducir sustancialmente la pobreza para mejorar los estándares de vida de la población indígena.

4.- Proteger los salarios y compromisos laborales convenidos en los contratos colectivos.

Para llevar a cabo los objetivos propuestos se da continuidad a los Proyectos que se describen a continuación:

1.- Atención inmediata y continua a la Población Indígena en Condiciones de Extrema Vulnerabilidad Asentada en el Territorio Nacional, el cual permitirá cumplir con el mandato constitucional de hacer efectivo el derecho de los pueblos indígenas a tener una salud integral preservada por el Estado venezolano, en armonía con sus prácticas, principios y culturas; en este orden de ideas, se debe velar por el acceso oportuno y efectivo de las comunidades originarias en las políticas sociales del Estado, entre otras, servicios de salud, educación, vivienda, etc..

2.- Fortalecimiento de la Participación Social y Empoderamiento en los Pueblos y Comunidades Indígenas, orientado a propiciar la integración de las poblaciones y comunidades indígenas, mantener las tradiciones y estimular la promoción de eventos que propendan a la inserción de las comunidades originarias con el resto del país.

3.- Desarrollo y Fortalecimiento de la Unidad Estadística del Ministerio del Poder Popular para los Pueblos Indígenas, lo que permitirá diseñar la base de datos que genere información estadística e indicadores de las Comunidades Indígenas.

En el mismo orden de ideas, los Proyectos expuestos darán cumplimiento al Artículo 119 de la Constitución de la República Bolivariana de Venezuela que reza:

"El Estado reconocerá la existencia de los Pueblos y Comunidades Indígenas, su organización social, política y económica, sus culturas, usos y costumbres, idiomas y religiones, así como su hábitat y derechos originarios sobre las tierras que ancestral y tradicionalmente ocupan y que son necesarias para desarrollar y garantizar sus formas de vida. Corresponderá al Ejecutivo Nacional, con la participación de los pueblos indígenas, demarcar y garantizar el derecho a la propiedad colectiva de sus tierras, las cuales serán inalienables, imperceptibles, inembargables e intransferibles de acuerdo con lo establecido en esta Constitución y en la ley".

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
107.691	520015000	Fortalecimiento de la Participación Social y Empoderamiento en los Pueblos y Comunidades Indígenas	Familia Atendida			10.500	87.692.334			87.692.334
107.915	520016000	Desarrollo y Fortalecimiento de la Unidad de Estadística del Ministerio del Poder Popular para los Pueblos Indígenas	Unidad			1	215.200			215.200
107.779	520017000	Atención Inmediata y Continua a la Población Indígena en Condición de Extrema Vulnerabilidad Asentada en el Territorio Nacional	Persona Atendida			136.600	25.397.360			25.397.360
						TOTAL	**113.304.894**			**113.304.894**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
520001000	Dirección y Coordinación de los Gastos de los Trabajadores	10.000.000			10.000.000
520002000	Gestión Administrativa	20.810.956			20.810.956
	TOTAL	**30.810.956**			**30.810.956**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos F	N° de Cargos M	N° de Cargos V	N° de Cargos Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**32**	**64**	**36**	**132**	**2.174.975**		**2.174.975**
Directivo	29	30	20	79	1.535.410		1.535.410
Obrero	3	34	16	53	639.565		639.565
Personal Contratado	**162**	**142**	**50**	**354**	**6.654.754**		**6.654.754**
Profesional y Técnico	42	18		60	1.387.054		1.387.054
Personal Administrativo	120	124	50	294	5.267.700		5.267.700
TOTAL	**194**	**206**	**86**	**486**	**8.829.729**		**8.829.729**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento: Recursos Ordinarios	Fuente de Financiamiento: Ley Especial de Endeudamiento	Fuente de Financiamiento: Otros Ingresos Extraordinarios	Presupuesto 2010
4.01	Gastos de personal	29.043.476			29.043.476
4.02	Materiales, suministros y mercancías	11.344.139			11.344.139
4.03	Servicios no personales	19.402.963			19.402.963
4.04	Activos reales	22.902.974			22.902.974
4.07	Transferencias y donaciones	61.422.298			61.422.298
	TOTAL	**144.115.850**			**144.115.850**

PROYECTO:	COD. N.E: 107691 COD. PPTO: 520015000 Fortalecimiento de la Participación Social y Empoderamiento en los Pueblos y Comunidades Indígenas
UNIDAD DE MEDIDA:	Familia Atendida
CANTIDAD:	10.500
ASIGNACIÓN PRESUPUESTARIA:	87.692.334
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Establecer las Estrategias que Permitan Fortalecer el Crecimiento Endógeno Sosteniendo de los Pueblos y Comunidades Indígenas
OBJETIVOS ESPECÍFICOS:	Desarrollar Estructuras y Condiciones que Favorezcan la Inclusión Social, Cultural y Económica de los Pueblos Indígenas
RESULTADO:	Comunidades Indígenas Fortalecidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	16.091.676					16.091.676
4.02	Materiales, suministros y mercancías	1.354.000					1.354.000
4.03	Servicios no personales	8.513.386					8.513.386
4.04	Activos reales	13.310.974					13.310.974
4.07	Transferencias y donaciones	48.422.298					48.422.298
	TOTAL	87.692.334					87.692.334

PROYECTO: COD. N.E: 107915 COD. PPTO: 520016000 Desarrollo y Fortalecimiento de la Unidad de Estadística del Ministerio del Poder Popular para los Pueblos Indígenas
UNIDAD DE MEDIDA: Unidad
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 215.200
DIRECTRÍZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Contar con una Data de Estadísticas Actualizadas que nos Permita Tomar Decisiones Acertadas
OBJETIVOS ESPECÍFICOS: Conformar una Estructura Funcional que Permita Diseñar una Base de Datos que Genere Información Estadística e Indicadores de las Comunidades Indígenas
RESULTADO: Unidad de Estadística del Ministerio para El Poder Popular de los Pueblos Indígenas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	180.200					180.200
4.04	Activos reales	35.000					35.000
	TOTAL	**215.200**					**215.200**

PROYECTO:	COD. N.E: 107779 COD. PPTO: 520017000 Atención Inmediata y Continua a la Población Indígena en Condición de Extrema Vulnerabilidad Asentada en el Territorio Nacional
UNIDAD DE MEDIDA:	Persona Atendida
CANTIDAD:	136.600
ASIGNACIÓN PRESUPUESTARIA:	25.397.360
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Consolidar el Suministro de Recursos Materiales, Médicos, Alimenticios y Educativos
OBJETIVOS ESPECÍFICOS:	Mantener el Desarrollo de Estructuras y las Condiciones que Favorezcan la Inclusión Social, Cultural y Económica de los Pueblos Indígenas
RESULTADO:	Atención a las Comunidades y Pueblos Indígenas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.000.000					3.000.000
4.02	Materiales, suministros y mercancías	4.638.000					4.638.000
4.03	Servicios no personales	3.249.360					3.249.360
4.04	Activos reales	1.510.000					1.510.000
4.07	Transferencias y donaciones	13.000.000					13.000.000
	TOTAL	**25.397.360**					**25.397.360**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.951.800					9.951.800
4.03	Servicios no personales	48.200					48.200
	TOTAL	10.000.000					10.000.000

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.352.139					5.352.139
4.03	Servicios no personales	7.411.817					7.411.817
4.04	Activos reales	8.047.000					8.047.000
	TOTAL	20.810.956					20.810.956

Ministerio del Poder Popular para el Comercio

MINISTERIO DEL PODER POPULAR PARA EL COMERCIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para el Comercio (MINCOMERCIO), creado mediante Decreto Presidencial N° 6.626, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.130 de fecha 03/03/2009 y constituido por los Viceministerios de Comercio Exterior e Interior, Unidades Desconcentradas y Entes Adscritos, constituye un soporte organizacional del Estado, para diseñar y desarrollar las políticas que contribuyan al crecimiento económico de la Nación.

Las metas del Despacho para el ejercicio fiscal 2010, se enmarcan en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, dentro de las siguientes líneas estratégicas:

- Desarrollar la conciencia revolucionaria (el nuevo ser humano).
- Masificar una cultura que fortalezca la identidad nacional, Latinoamérica y Caribeña.
- Fomentar la participación organizada del pueblo en la planificación de la producción y la socialización equitativa de los excedentes.
- Garantizar la participación protagónica de la población en la Administración Pública Nacional.
- Expandir la Economía Social cambiando el modelo de apropiación y distribución de excedentes.
- Fortalecer los sectores nacionales de manufactura y otros servicios.
- Asegurar una participación eficiente del Estado en la economía.
- Consolidar el carácter endógeno de la economía.
- Incrementar la producción nacional de ciencia, tecnología e innovación hacia necesidades y potencialidades del país.
- Mejorar el apoyo institucional para la ciencia, la tecnología y la innovación.
- Profundizar la integración con países de América Latina y El Caribe.

El presupuesto del Ministerio se destinará a la ejecución de las acciones centralizadas por un monto de Bs. 201.328.252 y de los proyectos con una asignación de Bs. 25.130.729, para un total de Bs. 226.458.981.

Dentro de las competencias deL Ministerio del Poder Popular para el Comercio (MINCOMERCIO) se encuentra la de formular, regular y ejecutar políticas, planes y proyectos, orientados a la regulación de precios, revisar los efectos negativos de prácticas desleales del comercio internacional, así como, la promoción de la inversión nacional extranjera, las negociaciones comerciales internacional y la libre competencia, entre otras.

Igualmente, tiene dentro de sus competencias la provisión de bienes, prestación de servicios y obras requeridas por el Estado Venezolano, la propiedad intelectual, la defensa de las personas en el acceso de los bienes y servicios y ejercer la rectoría en materia de calidad, incluyendo la normalización, certificación, acreditación, metrología y reglamentos técnicos para la producción de bienes y servicios.

INSTITUTO PARA LA DEFENSA DE LAS PERSONAS EN EL ACCESO A LOS BIENES Y SERVICIOS (INDEPABIS)

Considerando las reformas introducidas a raíz de la aprobación de la Ley Habilitante, se produjo la publicación en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.165 de fecha 24 de abril de 2009, la Ley para la Defensa de las Personas en el Acceso a los Bienes y Servicios, destinada a evitar el alza indebida de los precios, el acaparamiento y el boicot de productos y servicios declarados de primera necesidad, así como la protección de los derechos de las personas a la vida, salud y adquisición de bienes y servicios, protección y promoción del conocimiento político, social económico y cultural de los procesos que van desde la producción hasta la comercialización de los bienes y servicios. En este sentido, el Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios (INDEPABIS), tiene previsto a través de sus proyectos, fortalecer la defensa de los derechos de los ciudadanos y ciudadanas en el acceso a los bienes y servicios mediante la fiscalización, la cual empleará la red de controlaría social con la participación de los consejos comunales; igualmente, contribuirá con el desarrollo de la conciencia social del pueblo, garantizándoles el conocimiento de sus deberes y derechos como consumidores y usuarios, brindándoles además las herramientas para que en conocimiento de la ley, protejan y resguarden sus derechos teniendo un acceso equitativo a los bienes y servicios. También se busca evitar conductas que vayan en detrimento de la población en general, como lo serían el acaparamiento, el boicot y la especulación. Esto se logrará mediante la ocupación temporal del establecimiento, local, bienes y servicios con el objeto de garantizar la disposición de dichos bienes y servicios a la colectividad, procurando con ello dar continuidad a la prestación del servicio o fases de la cadena de producción, distribución y consumo. La asignación presupuestaria al Instituto asciende a Bs. 50.859.947.

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER)

El funcionamiento del Servicio Autónomo de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER), será financiado por el cobro de servicios (tasas – tarifas), y con el aporte de Bs. 5.208.335. Se prevé consolidar la capacidad reguladora y fiscalizadora de SENCAMER, mediante el desarrollo y adecuación, promoción y modernización de los servicios. De igual manera, la modernización del Sistema Venezolano para la Calidad, a través de la reforma del marco jurídico de los subsistemas de calidad; además, se actualizará el servicio en materia internacional mediante la capacitación y adiestramiento del personal y el fomento de los acuerdos internacionales de cooperación con los organismos competentes.

Atendiendo a la política de promoción de la productividad, mediante el fortalecimiento de los sectores nacionales de manufactura y otros servicios, se contemplan los proyectos necesarios para dar cumplimiento a las metas previstas de la gestión institucional, en concordancia con las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, en este sentido, el gasto se orientará en el desarrollo de la capacidad reguladora del servicio, garantizando los procedimientos y principios de los subsistemas de calidad para mejorar la capacidad técnica del Estado, evaluando los diferentes entes y organismos susceptibles de acreditación. También, en la aplicación de la evaluación en las áreas legal e industrial de la metrología en los equipos e instrumentos de medición a nivel nacional, garantizando la conformidad y la obligatoriedad del cumplimiento de las normas y reglamentos técnicos en los productos y servicios generados y usados en el país. Asimismo, se requiere de la implementación y modernización de los subsistemas de calidad, cuyo fin necesita superar y armonizar las contradicciones entre el marco jurídico venezolano y las realidades prácticas y concretas de la producción y servicios, de los bienes materiales, generados por la aplicación del modelo socialista de producción. Para alcanzar estas metas, el gasto se orienta a la reformulación de la Ley del Sistema Venezolano para la Calidad, la de metrología, la actualización de las normas COVENIN, y la actualización de las tasas de servicios metrológicos que presta el Servicio, además de cumplir con la generación de la información estadística de los servicios que ofrece SENCAMER.

Finalmente, la aplicación de los convenios internacionales requiere de la capacitación y adiestramiento de personal en el marco de los convenios con Cuba y Argentina, la actualización y adquisición de equipos y la participación en grupos de trabajos, tanto en el ALBA y MERCOSUR como en foros internacionales de carácter bilateral y multilateral. La prestación de los servicios se hará a nivel nacional, a través de operativos con el apoyo de las unidades desconcentradas del Servicio Autónomo de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER).

COMISIÓN ANTIDUMPING SOBRE SUBSIDIOS (CASS)

La Comisión Antidumping y sobre Subsidios como organismo encargado de proteger a la producción nacional de los efectos negativos causados por prácticas desleales del comercio internacional e incremento de importaciones, se ha planteado para el año 2010; optimizar la estrategia de defensa comercial para consolidar el modelo productivo socialista, con el objetivo de implementar una estrategia de defensa comercial más allá de los mecanismos tradicionales de alivio comercial para impulsar el desarrollo de la producción desde el comercio, en el marco de la nueva concepción de las relaciones económicas internacionales. En tal sentido, con una asignación de Bs. 3.938.940 se tiene programado establecer y optimizar el sistema de información de la comisión; detectar oportunamente las necesidades de defensa comercial; realizar investigaciones para la adopción de este tipo de medidas, especialmente en los sectores de la confección, calzado, siderúrgico y plástico, entre otros, así como integrar esfuerzos con miras a fortalecer el desarrollo y el comercio justo entre Venezuela y sus aliados.

SUPERINTENDENCIA PARA LA PROMOCIÓN Y PROTECCIÓN DE LA LIBRE COMPETENCIA (PROCOMPETENCIA)

Siguiendo la política del Ministerio del Poder Popular para el Comercio y el marco de acción de la Superintendencia para la Promoción y Protección de la Libre Competencia (PROCOMPETENCIA), orientada a la dinámica socio-productiva actual y la participación colectiva para el desarrollo de procesos endógenos, la prioridad será la incorporación activa de los agentes económicos que participan en la actividad comercial. La asignación presupuestaria establecida para la ejecución del proyecto para el año 2010 es de Bs. 8.194.875, que serán asignados para impulsar estrategias a objeto de fortalecer la lucha antimonopolio, sustentada en el nuevo Modelo Productivo Endógeno, incrementando así las capacidades técnicas en aras de disminuir la concentración de capital, el avance de la globalización y proteger la industria nacional, así como la consolidación de los procesos de la Superintendencia en el marco del Modelo Productivo Socialista, en razón de los lineamientos emanados del Proyecto Nacional Simón Bolívar. Primer Plan Socialista 2007-20013, que tiene como propósito fortalecer la capacidad de acción de la institución, cuyas metas se orientan a educar, vigilar y sancionar a los agentes económicos tanto nacionales como internacionales que incurran en prácticas anticompetitivas y de abuso de posición de dominio que afecten al mercado nacional.

SUPERINTENDENCIA DE INVERSIONES EXTRANJERAS (SIEX)

En el marco de las competencias que por Ley tiene asignada la Superintendencia de Inversiones Extranjeras (SIEX), se encuentran impulsar la inversión extranjera productiva y la transferencia de tecnología hacia el país mediante las siguientes acciones: promover, captar, proteger y registrar los flujos de capitales en las actividades productivas, a través de las inversiones realizadas en empresas nacionales, mixtas y extranjeras e igualmente registrar y fiscalizar los contratos de transferencia de tecnología. Para la ejecución del proyecto, la Superintendencia de Inversiones Extranjeras (SIEX) tiene una asignación presupuestaria de Bs. 8.569.798, con lo cual prevé fortalecer la emisión de actos administrativos mediante el registro de documentos que permitan garantizar, evidenciar, cualificar y cuantificar la inversión productiva en sus diferentes modalidades realizadas en empresas constituidas en el país y controlar las mismas, a través de procesos de fiscalizaciones en todo el territorio nacional. Así mismo, emitirá y difundirá reportes estadísticos, diseñará y divulgará el proyecto para una nueva normativa de inversión y concertará acuerdos estratégicos que protejan nuestras inversiones en el marco del Alba.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
108133	530028000	Generar Ejes Geoeconómicos de Intercambio entre los Pueblos, Mediante la Consolidación de la Ruta del ALBA	01-01-10	31-12-2012		683.527	820.232	984.279	2.488.038
				Total		683.527	820.232	984.279	2.488.038

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
108.138	530021000	Sistema Integral de Información del Mercado Venezolano	Informe			12	250.000			250.000
108.132	530022000	Desarrollo de la Formación del Precio y Regulación de la Ganancia en la Comercialización de Bienes y Servicios	Resolución			20	127.533			127.533
108.167	530023000	Impulsar la Inversión Extranjera Productiva Asegurando la Transferencia Tecnológica	Documento			5.604	8.569.798			8.569.798
108.149	530024000	Impulsar Estrategias y Acciones Para Fortalecer la Lucha Antimonopolio Sustentada En el Nuevo Modelo Productivo Endógeno	Informe			35	8.194.875			8.194.875
108.171	530025000	Optimizar la Estrategia de Defensa Comercial para Consolidar el Modelo Productivo Socialista	Documento			41	3.938.940			3.938.940
108.173	530026000	Articulación Estadística del Ministerio de Comercio (PEN)	Boletín			3	125.000			125.000
108.152	530027000	Promoción y Defensa de la Producción Nacional Desde el Comercio Exterior	Instrumento Legal			28	600.356			600.356
108.133	530028000	Generar Ejes Geoeconómicos de Intercambio Entre los Pueblos, Mediante la Consolidación de la Ruta del ALBA	Informe			28	683.527			683.527
	539999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			2.640.700	2.640.700			2.640.700
						TOTAL	**25.130.729**			**25.130.729**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
530001000	Dirección y Coordinación de los Gastos de los Trabajadores	74.145.134			74.145.134
530002000	Gestión Administrativa	85.528.753			85.528.753
530003000	Previsión y Protección Social	41.654.365			41.654.365
	TOTAL	201.328.252			201.328.252

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**230**	**311**	**31**	**572**	**8.706.511**	**2.982.820**	**11.689.331**
Directivo	20	21	5	46	930.993		930.993
Profesional y Técnico	120	71	20	211	3.891.517	1.555.200	5.446.717
Personal Administrativo	23	14	5	42	507.051	188.272	695.323
Obrero	67	205	1	273	3.376.950	1.239.348	4.616.298
Personal Contratado	**102**	**108**		**210**	**6.098.396**		**6.098.396**
Profesional y Técnico	97	102		199	5.896.304		5.896.304
Personal Administrativo	5	6		11	202.092		202.092
TOTAL	**332**	**419**	**31**	**782**	**14.804.907**	**2.982.820**	**17.787.727**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Bolívares
	F	M	Total	
Pensionados	**300**	**80**	**380**	**12.044.868**
Obreros	51	27	78	2.456.955
Empleados	249	53	302	9.587.913
Jubilados	**518**	**292**	**810**	**29.609.497**
Obreros	26	32	58	2.175.388
Empleados	492	260	752	27.434.109
TOTAL	**818**	**372**	**1.190**	**41.654.365**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	91.639.734			91.639.734
4.02	Materiales, suministros y mercancías	7.992.104			7.992.104
4.03	Servicios no personales	24.114.660			24.114.660
4.04	Activos reales	3.069.836			3.069.836
4.07	Transferencias y donaciones	99.642.647			99.642.647
	TOTAL	226.458.981			226.458.981

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	56.068.282			56.068.282
4.07.01.00.00	Transferencias y donaciones corrientes internas	56.068.282			56.068.282
4.07.01.03.00	Transferencias corrientes internas al sector público	56.068.282			56.068.282
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	56.068.282			56.068.282
	- A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrologia y Reglamentos Técnicos (SENCAMER)	5.208.335			5.208.335
	- A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)	50.859.947			50.859.947

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.920.000			1.920.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.920.000			1.920.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	1.920.000			1.920.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	1.600.000			1.600.000
	- S0730 Guardería Infantil Negra Hipólita	800.000			800.000
	- S1500 Comité de Damas del Ministerio de la Producción y el Comercio	800.000			800.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	20.000			20.000
	- S1751 Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	10.000			10.000
	- S1752 Asociación de Jubilados y Pensionados del Ministerio de Producción y el Comercio	10.000			10.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	300.000			300.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	300.000			300.000

PROYECTO: COD. N.E: 108138 COD. PPTO: 530021000 Sistema Integral de Información del Mercado Venezolano.

UNIDAD DE MEDIDA: Informe

CANTIDAD: 12

ASIGNACIÓN PRESUPUESTARIA: 250.000

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Afinar la Regulación de Precios para Alcanzar un Régimen Efectivo Sobre los Productos Declarados de Primera Necesidad, a Fin de Impedir la Especulación

OBJETIVOS ESPECÍFICOS: Disponer de una Información más Amplia y Oportuna Sobre los Bienes y Servicios Declarados de Primera Necesidad, Mediante la Integración de los Sistemas SICA, SAICA, SAVAD, RETRAM, CADIVI, SIDUNEA, SARP, SIMEV, SIEX, SICOGANPRE, Otros, a los Fines de Formular Políticas Públicas Oportunas.

RESULTADO: Sistema Adecuado a las Exigencias de Información Necesarias para la Toma de Decisiones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	45.000					45.000
4.03	Servicios no personales	163.000					163.000
4.04	Activos reales	42.000					42.000
	TOTAL	250.000					250.000

PROYECTO:	COD. N.E: 108132 COD. PPTO: 530022000 Desarrollo de la Formación del Precio y Regulación de la Ganancia en la Comercialización de Bienes y Servicios
UNIDAD DE MEDIDA:	Resolución
CANTIDAD:	20
ASIGNACIÓN PRESUPUESTARIA:	127.533
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Afinar la Regulación de Precios para Alcanzar un Régimen Efectivo Sobre los Productos Declarados de Primera Necesidad, a Fin de Impedir la Especulación.
OBJETIVOS ESPECÍFICOS:	Análisis y Evaluación de la Política de Precios y de los Canales de Comercialización Existentes, a los Fines de Determinar el Desarrollo y Comportamiento de los Niveles de Precios en los Distintos Eslabones de las Cadenas Productivas, a los Fines de Corregir las Distorsiones Existentes.
RESULTADO:	Precios de los Bienes y Servicios Declarados de Primera Necesidad Regulados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	33.500					33.500
4.03	Servicios no personales	67.033					67.033
4.04	Activos reales	27.000					27.000
	TOTAL	127.533					127.533

PROYECTO:	COD. N.E: 108167 COD. PPTO: 530023000 Impulsar la Inversión Extranjera Productiva Asegurando la Transferencia Tecnológica
UNIDAD DE MEDIDA:	Documento
CANTIDAD:.	5.604
ASIGNACIÓN PRESUPUESTARIA:	8.569.798
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Permitir Sólo la Inversión Extranjera Productiva y que Asegure la Transferencia Tecnológica.
OBJETIVOS ESPECÍFICOS:	Promover la Inversión Extranjera Productiva Emitiendo Actos Administrativos a través del Registro de Documentos que Permitan Garantizar, Evidenciar, Cualificar y Cuantificar la Inversión Foránea.
RESULTADO:	Servicio de Registro, Fiscalización y Control de la Inversión y Emisión de sus Estadísticas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.619.579					7.619.579
4.02	Materiales, suministros y mercancías	311.000					311.000
4.03	Servicios no personales	575.719					575.719
4.04	Activos reales	63.500					63.500
	TOTAL	**8.569.798**					**8.569.798**

PROYECTO: COD. N.E: 108149 COD. PPTO: 530024000 Impulsar Estrategias y Acciones para Fortalecer la Lucha Antimonopolio Sustentada en el Nuevo Modelo Productivo Endógeno.

UNIDAD DE MEDIDA: Informe

CANTIDAD: 35

ASIGNACIÓN PRESUPUESTARIA: 8.194.875

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Contribuir con el Desarrollo Endógeno del Sector Productivo del País a través de la Protección de la Industria Nacional, Aplicando Políticas e Instrumentos Legales que Impidan las Prácticas Monopólicas y de Abuso de Posición de Dominio de Empresas Nacionales e Internacionales, para Avanzar en la Lucha Antimonopolio así como Restringir la Concentración del Capital y el Avance de la Globalización

OBJETIVOS ESPECÍFICOS: Fortalecer la Lucha Antimonopolio, Incrementando las Capacidades Técnicas y Fiscalizadoras en Aras de Restringir la Concentración de Capital y Proteger la Industria Nacional.

RESULTADO: Emitir Resoluciones e Informes de Investigaciones, Donde se Presuma la Existencia de Violaciones a la Ley que Rige la Materia, con el Fin de Evitar la Concentración del Capital y el Avance de la Globalización.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.291.445					7.291.445
4.02	Materiales, suministros y mercancías	257.467					257.467
4.03	Servicios no personales	450.963					450.963
4.04	Activos reales	195.000					195.000
	TOTAL	**8.194.875**					**8.194.875**

PROYECTO: COD. N.E: 108171 COD. PPTO: 530025000 Optimizar la Estrategia de Defensa Comercial para Consolidar el Modelo Productivo Socialista.

UNIDAD DE MEDIDA: Documento

CANTIDAD: 41

ASIGNACIÓN PRESUPUESTARIA: 3.938.940

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Usar los Mecanismos de Defensa Comercial para la Protección de la Producción Nacional (Medidas Antidumping, de Subsidios y Salvaguardia)

OBJETIVOS ESPECÍFICOS: Optimizar la Estrategia de Defensa Comercial para la Protección y Promoción de los Sectores Productivos Nacionales, Mediante la Adopción de Medidas de Defensa Comercial; la Optimización del Sistema Estadístico y Reportes de Alertas en Comercio Exterior.

RESULTADO: Defensa Comercial Global de la Producción Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.421.940					3.421.940
4.02	Materiales, suministros y mercancías	353.400					353.400
4.03	Servicios no personales	83.600					83.600
4.04	Activos reales	80.000					80.000
	TOTAL	**3.938.940**					**3.938.940**

PROYECTO: COD. N.E: 108173 COD. PPTO: 530026000 Articulación Estadística del Ministerio de Comercio (PEN)

UNIDAD DE MEDIDA: Boletín

CANTIDAD: 3

ASIGNACIÓN PRESUPUESTARIA: 125.000

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Desarrollo de la Producción Desde el Comercio

OBJETIVOS ESPECÍFICOS: Generar Información Estadística Actualizada, en Forma Oportuna y Veraz, Mediante la Recopilación y Análisis de la Data, lo que Servirá de Insumo tanto para la Elaboración de Indicadores como del Diseño de Políticas Nacionales de Desarrollo en Materia Institucional.

RESULTADO: Generar Información Estadística Actualizada, Oportuna y Veraz.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	36.852					36.852
4.03	Servicios no personales	81.812					81.812
4.04	Activos reales	6.336					6.336
	TOTAL	125.000					125.000

PROYECTO: COD. N.E: 108152 COD. PPTO: 530027000 Promoción y Defensa de la Producción Nacional desde el Comercio Exterior

UNIDAD DE MEDIDA: Instrumento Legal

CANTIDAD: 28

ASIGNACIÓN PRESUPUESTARIA: 600.356

DIRECTRIZ ESTRATÉGICA: Avanzar hacia la Nueva Etapa en la Geopolítica Internacional

OBJETIVO ESTRATÉGICO: Implementar Formas Alternativas de Intercambio

OBJETIVOS ESPECÍFICOS: Proteger la Producción Nacional desde el Comercio Exterior Mediante la Aplicación de Instrumentos de Protección e Implementando Mecanismos de Promoción de Exportaciones no Tradicionales

RESULTADO: Instrumentos Jurídicos que Protejan la Producción Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	67.235					67.235
4.03	Servicios no personales	533.121					533.121
	TOTAL	600.356					600.356

PROYECTO: COD. N.E: 108133 COD. PPTO: 530028000 Generar Ejes Geoeconómicos de Intercambio entre los Pueblos, Mediante la Consolidación de la Ruta del ALBA

UNIDAD DE MEDIDA: Informe

CANTIDAD: 28

ASIGNACIÓN PRESUPUESTARIA: 683.527

DIRECTRIZ ESTRATÉGICA: Avanzar Hacia la Nueva Etapa en la Geopolítica Internacional

OBJETIVO ESTRATÉGICO: Generar Ejes Geoeconómicos de Intercambio Entre los Pueblos del Sur, Sobre los Criterios de Unión de los Pueblos, Complementariedad y Solidaridad (Rutas del ALBA)

OBJETIVOS ESPECÍFICOS: Implementar Formas Alternativas de Intercambio en el Marco del ALBA, Mediante Estrategias con los Pueblos Aliados, con la Finalidad de Aumentar Nuestro Intercambio Comercial.

RESULTADO: Ampliar y Consolidar la Posición de Venezuela en el Contexto Internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	178.650					178.650
4.03	Servicios no personales	504.877					504.877
	TOTAL	683.527					683.527

PROYECTO: COD. PPTO: 539999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

UNIDAD DE MEDIDA: Bolívar

CANTIDAD: 2.640.700

ASIGNACIÓN PRESUPUESTARIA: 2.640.700

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista

OBJETIVO ESTRATÉGICO: Garantizar los Recursos Financieros para Asegurar la Ejecución de los Proyectos de los Entes Descentralizados

OBJETIVOS ESPECÍFICOS: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados

RESULTADO: Permitir la Continuidad de los Proyectos de los Entes Adscritos al Ministerio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.640.700					2.640.700
	TOTAL	2.640.700					2.640.700

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.640.700					2.640.700
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.640.700					2.640.700
4.07.01.03.00	Transferencias corrientes internas al sector público	2.640.700					2.640.700
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.640.700					2.640.700
	- A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	654.100					654.100
	- A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)	1.986.600					1.986.600

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	73.306.770					73.306.770
4.03	Servicios no personales	838.364					838.364
	TOTAL	**74.145.134**					**74.145.134**

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	6.709.000					6.709.000
4.03	Servicios no personales	20.816.171					20.816.171
4.04	Activos reales	2.656.000					2.656.000
4.07	Transferencias y donaciones	55.347.582					55.347.582
	TOTAL	85.528.753					85.528.753

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	53.427.582					53.427.582
4.07.01.00.00	Transferencias y donaciones corrientes internas	53.427.582					53.427.582
4.07.01.03.00	Transferencias corrientes internas al sector público	53.427.582					53.427.582
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	53.427.582					53.427.582
	- A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	4.554.235					4.554.235
	- A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)	48.873.347					48.873.347

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.920.000					1.920.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.920.000					1.920.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	1.920.000					1.920.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	1.600.000					1.600.000
	- S0730 Guardería Infantil Negra Hipólita	800.000					800.000
	- S1500 Comité de Damas del Ministerio de la Producción y el Comercio	800.000					800.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	20.000					20.000
	- S1751 Asociación de Jubilados y Pensionados de Corpoindustria (ASOJUBI)	10.000					10.000
	- S1752 Asociación de Jubilados y Pensionados del Ministerio de Producción y el Comercio	10.000					10.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	300.000					300.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	300.000					300.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	41.654.365					41.654.365
	TOTAL	**41.654.365**					**41.654.365**

Ministerio del Poder Popular
para la Salud

MINISTERIO DEL PODER POPULAR PARA LA SALUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio económico financiero 2010 la inversión del área de salud se orienta a la prestación óptima del servicio, bajo los principios de gratuidad, universalidad, integralidad, equidad, integración social y solidaridad que dicta la Constitución de la República Bolivariana de Venezuela, en este sentido el Ministerio del Poder Popular para la Salud MPPS direccionará esfuerzos en la integración del Sistema Público Nacional de Salud, así como en garantizar los compromisos asumidos a lo largo de los últimos años y continuar con los avances logrados; enmarcados en la Directriz de la Suprema Felicidad Social del Plan de Desarrollo Económico y Social de la Nación 2007-2013 "Plan Simón Bolívar – Primer Plan Socialista".

El presupuesto 2010 fue realizado bajo la racionalización derivada de los recursos disponibles, considerando la unificación del Sistema como estrategia para articular esfuerzos y evitar la dispersión de recursos, asumiendo la reversión de la descentralización de los servicios de salud del Distrito Metropolitano de Caracas y del Estado Miranda, proceso iniciado en el año 2009. Asimismo, se presenta un nuevo Proyecto para materializar iniciativas en pro de mejorar las condiciones de vida de la población indígena; a través del "Programa de apoyo a las poblaciones Warao del Delta del Río Orinoco".

Siguiendo la línea del Ejecutivo Nacional, el presupuesto se formuló por proyectos, con metas y objetivos claros para lograr impacto en las políticas públicas implementadas, a pesar de la escasez de recursos, lo cual se traducirá en vidas salvadas, mujeres embarazadas con control prenatal oportuno, establecimientos de salud en funcionamiento, niños y población en general inmunizados, intervenciones por cardiopatías congénitas realizadas, Consultorios Populares, los Centros de Diagnóstico Integral (CDI), las Salas de Rehabilitación Integral (SRI) y los Centros de Alta Tecnología (CAT) dotados, medicamentos suministrados gratuitamente, hospitales reacondicionados, inspecciones sanitarias realizadas, comunidades participando en la promoción de la calidad de vida, control epidemiológico ante brotes de enfermedades y en general mejorar las tasas o índices de morbi-mortalidad de la población; con énfasis en el cumplimiento de los objetivos y metas del milenio relacionados con el sector salud.

La ejecución de planes y proyectos del presupuesto 2010 responde a los siguientes objetivos y políticas institucionales, enmarcados en la propuesta del Plan Nacional de Salud 2009-2013 - 2018:

- Nueva institucionalidad: Consolidar la nueva institucionalidad del Sistema Público Nacional de Salud basado, en Barrio Adentro como eje integrador de la red de servicios, fortaleciendo la rectoría única del MPPS, y el desarrollo científico-tecnológico y de talento humano de calidad.
- Condiciones promotoras de calidad de vida y salud: Promover condiciones que favorezcan una producción social de la salud enmarcada en la convivencia solidaria, en armonía con la naturaleza y un modo de vida saludable en los territorios sociales.
- Participación protagónica y poder popular en salud: Asegurar los mecanismos y espacios que permitan la participación protagónica del Poder Popular en la ejecución, seguimiento, control y evaluación del Plan Nacional de Salud, y su corresponsabilidad en el cumplimiento de las metas institucionales y de intervención sobre los determinantes de la salud en los distintos niveles de gestión de los territorios sociales.
- Disminuir las brechas sociales e inequidades en grupos priorizados de la población o por ciclo de vida, contribuyendo a elevar la calidad de vida.
- Promover condiciones para el rescate, protección, integración, capacitación, desarrollo y promoción de los grupos excluidos socialmente, que se encuentran en zonas urbanas o rurales y brindar atención integral a niños, niñas y adolescentes, adultos y adultas mayores y a la población con discapacidad.

El cumplimiento de los objetivos planteados busca garantizar el impacto social propuesto en la ejecución de proyectos bandera como: Misión Barrio Adentro I, II, III y IV, Plan Nacional de Vacunación, "Proyecto Madre", Plan de Salud Indígena, Fortalecimiento de la Red de Suministro y Distribución de Medicamentos, entre otros.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
106.313	540034000	Optimización de los Servicios en la Red Asistencial del Sistema Público de Salud para Atender Integralmente a la Población del Estado Barinas.	Consulta			830.856	121.936.418	14.467.342		136.403.760
106.344	540035000	Formación de Agentes Comunitarios en Atención Primaria de Salud para las Comunidades Indígenas y Rurales Dispersas en Venezuela.	Persona Capacitada			600	2.899.911	100.089		3.000.000
106.395	540036000	Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Cojedes.	Consulta			287.094	78.152.009	10.120.780		88.272.789
105.983	540037000	Participación Protagónica de los Comités de Salud Como Componente Esencial del Sistema Público Nacional de Salud.	Comité de Salud			9.155	531.392			531.392
106.259	540038000	Fortalecimiento del Esquema de Inmunización y Automatización de Registros de Nacimientos de Niños Vivos a Nivel Nacional.	Dosis			20.735.676	82.526.301	24.641.366		107.167.667
106.303	540039000	Programa de Apoyo a las Poblaciones Warao del Delta del Río Orinoco.	Persona Capacitada			60		2.634.454		2.634.454
106.593	540040000	Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender a la Población del Distrito Capital.	Consulta			2.462.597	218.575.372	65.519.244		284.094.616
106.615	540041000	Optimización de la Atención Integral en los Servicios de la Red Asistencial del Sistema Público Nacional de Salud del Estado Delta Amacuro.	Persona Atendida			28.918	31.103.646	2.305.813		33.409.459
106.000	540042000	Atención Integral, Oportuna y de Calidad a Pacientes con Patologías de Alto Costo que Requieren Insumos y Equipos para la Resolución Médica.	Servicio			111	51.628.937	30.000.000		81.628.937

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
N.E.	Ppto.			Fem.	Masc.	Total				
105.981	540043000	Mejoramiento de las Condiciones Sanitario Ambientales en las Viviendas, Escuelas y en los Centros de Salud.	Edificación			300.000	7.620.029	738.607		8.358.636
106.006	540044000	Plan de Salud para los Pueblos Indígenas.	Persona Atendida			34.357	5.922.393	694.592		6.616.985
106.278	540045000	Fortalecimiento de los Sistemas de Información para el Análisis de la Situación de Salud, la Vigilancia Epidemiológica y las Estadísticas de Salud.	Informe técnico			6.042	5.927.110	322.710		6.249.820
106.341	540046000	Articulación de la Capacitación, Formación, Investigación y Desarrollo del Conocimiento Técnico, Tecnológico y Humano en Salud, Orientado a la Consolidación del Sistema Público Nacional de Salud.	Persona Beneficiada			13.553	61.722.932	25.438.851		87.161.783
106.301	540047000	Fortalecimiento de la Red Ambulatoria Convencional para Mejorar la Calidad de Atención de la Población de su Área de Influencia.	Ambulatorio			300	44.027.675			44.027.675
106.130	540048000	Promoción de la Salud Sexual y Reproductiva por Ciclos de Vida.	Persona Beneficiada			1.200.000	20.646.591	103.409		20.750.000
106.348	540049000	Promoción, Prevención y Control de la Morbi-Mortalidad de Enfermedades Tales como Hemofilia, y Otras Patologías Asociadas a Banco de Sangre y Factores de Riesgo Asociados a Hemoderivados, Enfermedades Respiratorias y VIH/SIDA, Otras ITS.	Persona Beneficiada			653.000	56.705.068	70.412.445		127.117.513
106.328	540050000	Promoción, Prevención, Supervisión y Atenciones Especiales en las Áreas de Salud Bucal, Visual, Reumática, Fibrosis Quística y de Donación y Transplante de Órganos y Tejidos	Persona Beneficiada			11.756.243	12.141.226	50.722		12.191.948
106.292	540051000	Atención Integral de Patologías de Alto Costo con Énfasis en la Promoción de Estilos de Vida Saludable, Prevención y Control de las Enfermedades Crónicas no Transmisibles Más Frecuentes.	Paciente Atendido	500.000	500.000	1.000.000	41.158.956			41.158.956

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
106.408	540052000	Comunidad Segura y Vida Plena.	Persona			426.750	36.495.639	4.371		36.500.010
106.306	540053000	Consolidación de la Red Ambulatoria Convencional (Ambulatorios Urbanos Tipo II y III y Centros de Especialidades Médicas).	Ambulatorio			174	15.270.580	61.160		15.331.740
106.284	540054000	Consolidar la Red de Clínicas Populares en el II Nivel de Atención.	Paciente	1.126.373	482.845	1.609.218	66.022.764	6.022.522		72.045.286
106.146	540056000	Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Amazonas.	Consulta			1.023.500	28.957.126	3.936.616		32.893.742
106.453	540057000	Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Guárico.	Consulta			413.752	143.577.578	27.588.538		171.166.116
106.650	540058000	Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Bolivariano de Miranda.	Consulta			1.086.092	194.090.174	30.665.037		224.755.211
106.529	540059000	Fortalecimiento de la Actividad Estadística del Ministerio del Poder Popular para la Salud (MPPS) para Sustentar la Toma de Decisiones.	Informe técnico			12	3.316.159	80.000		3.396.159
106.245	540060000	Atención Integral en Salud para las Personas con Discapacidad.	Persona			2.895.414	7.775.742	224.258		8.000.000
106.423	540061000	Optimización de los Servicios que Componen la Red Asistencial del Sistema Único de Salud para Atender Integralmente a la Población del Estado Portuguesa.	Consulta			372.626	124.346.718	13.812.506		138.159.224
106.503	540063000	Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Vargas.	Atención Realizada			576.012	50.902.732	6.440.922		57.343.654

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	549998000	Transferencias de Competencias a los Estados Descentralizados	Bolívar			2.828.028.789	1.979.211.334	848.817.455		2.828.028.789
	549999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			1.146.607.574	859.955.680	286.651.894		1.146.607.574
						TOTAL	4.353.148.192	1.471.855.703		5.825.003.895

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
540001000	Dirección y Coordinación de los Gastos de los Trabajadores	1.077.108.636	543.855.035		1.620.963.671
540002000	Gestión Administrativa	1.220.173.271	319.855.205		1.540.028.476
540003000	Previsión y Protección Social	155.040.737	191.068.511		346.109.248
TOTAL		2.452.322.644	1.054.778.751		3.507.101.395

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**43.688**	**26.409**		**70.097**	**806.482.226**	**70.417.187**	**876.899.413**
Directivo	161	204		365	6.282.932	3.720	6.286.652
Profesional y Técnico	15.640	5.573		21.213	314.394.604	25.125.111	339.519.715
Personal Administrativo	5.413	2.928		8.341	70.411.275	15.244.123	85.655.398
Personal de Investigación	7	5		12	277.020	19.000	296.020
Personal Médico	6.214	5.937		12.151	210.465.316	796.993	211.262.309
Obrero	16.253	11.762		28.015	204.651.079	29.228.240	233.879.319
Personal Fijo a Tiempo Parcial	**826**	**878**		**1.704**	**19.159.410**	**28.965**	**19.188.375**
Profesional y Técnico	60	23		83	98.320	22.277	120.597
Personal Administrativo	33	5		38	148.335	6.688	155.023
Personal Médico	67	64		131	313.272		313.272
Obrero	666	786		1.452	18.599.483		18.599.483
Personal Contratado	**14.293**	**9.522**		**23.815**	**169.507.127**		**169.507.127**
Directivo	80	93		173	1.126.795		1.126.795
Profesional y Técnico	4.601	2.239		6.840	85.176.438		85.176.438
Personal Administrativo	5.347	3.490		8.837	15.439.474		15.439.474
Personal de Investigación	5			5	90.132		90.132
Personal Médico	1.669	1.276		2.945	43.957.320		43.957.320
Obrero	2.591	2.424		5.015	23.716.968		23.716.968
TOTAL	58.807	36.809		95.616	995.148.763	70.446.152	1.065.594.915

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	4.117	2.738	**6.855**	**93.529.687**
Médicos	240	120	360	2.995.347
Obreros	3.027	2.018	5.045	75.557.610
Empleados	850	600	1.450	14.976.730
Jubilados	10.638	7.421	**18.059**	**252.579.561**
Médicos	1.380	910	2.290	32.832.280
Obreros	1.690	1.125	2.815	42.943.202
Empleados	7.568	5.386	12.954	176.804.079
TOTAL	**14.755**	**10.159**	**24.914**	**346.109.248**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	1.986.471.707	732.783.937		2.719.255.644
4.02	Materiales, suministros y mercancías	458.068.403	100.401.462		558.469.865
4.03	Servicios no personales	206.270.917	1.098.120		207.369.037
4.04	Activos reales	67.536.885	20.957.870		88.494.755
4.07	Transferencias y donaciones	4.077.022.924	1.671.393.065		5.748.415.989
4.11	Disminución de pasivos	10.100.000			10.100.000
	TOTAL	**6.805.470.836**	**2.526.634.454**		**9.332.105.290**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	3.826.677.020	1.455.324.554		5.282.001.574
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.778.950.074	1.455.324.554		5.234.274.628
4.07.01.03.00	Transferencias corrientes internas al sector público	3.778.950.074	1.455.324.554		5.234.274.628
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.143.147.281	396.891.409		1.540.038.690
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	279.255.446	93.085.148		372.340.594
	- A0057 Instituto Nacional de Nutrición (INN)	289.614.305	96.538.101		386.152.406
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	70.358.119	39.361.689		109.719.808
	- A0083 Universidad de Los Andes (ULA)	200.000			200.000
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	103.777.670	34.592.557		138.370.227
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo.	215.876.880	71.958.961		287.835.841
	- A0181 Servicio Autónomo Instituto de Biomedicina	10.612.391	3.537.463		14.149.854
	- A0306 Fundación "José Félix Ribas"(FUNDARIBAS)	11.146.349	3.715.451		14.861.800
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano Dr. Gilberto Rodríguez Ochoa	40.143.643	13.381.214		53.524.857
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	62.984.939	20.994.979		83.979.918
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	2.010.656	670.218		2.680.874
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	40.411.972	13.470.658		53.882.630
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	1.272.248	424.081		1.696.329
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	15.482.663	5.160.889		20.643.552

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.03.10	Transferencias corrientes al Poder Estadal	2.624.808.691	1.058.433.145		3.683.241.836
	- E5200 Estado Anzoátegui	195.789.258	80.115.390		275.904.648
	- E5300 Estado Apure	118.046.562	64.990.580		183.037.142
	- E5400 Estado Aragua	215.512.542	101.385.439		316.897.981
	- E5600 Estado Bolívar	183.740.033	61.396.750		245.136.783
	- E5700 Estado Carabobo	238.215.780	84.225.724		322.441.504
	- E6000 Estado Falcón	114.122.286	35.358.163		149.480.449
	- E6200 Estado Lara	208.381.847	86.761.960		295.143.807
	- E6300 Estado Mérida	167.263.687	59.296.514		226.560.201
	- E6500 Estado Monagas	125.568.340	47.900.769		173.469.109
	- E6600 Estado Nueva Esparta	76.777.267	27.713.500		104.490.767
	- E6800 Estado Sucre	185.391.809	72.562.581		257.954.390
	- E6900 Estado Táchira	166.839.416	78.015.438		244.854.854
	- E7000 Estado Trujillo	186.161.599	80.828.398		266.989.997
	- E7100 Estado Yaracuy	105.904.117	50.224.602		156.128.719
	- E7200 Estado Zulia	337.094.148	127.657.337		464.751.485
4.07.01.03.11	Transferencias corrientes al Poder Municipal	10.994.102			10.994.102
	- E6419 Municipio Sucre	10.994.102			10.994.102
4.07.03.00.00	Transferencias y donaciones de capital internas	47.726.946			47.726.946
4.07.03.03.00	Transferencias de capital internas al sector público	47.726.946			47.726.946

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	47.726.946			47.726.946
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	47.726.946			47.726.946

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	31.642.198			31.642.198
4.07.01.00.00	Transferencias y donaciones corrientes internas	31.642.198			31.642.198
4.07.01.01.00	Transferencias corrientes internas al sector privado	31.642.198			31.642.198
4.07.01.01.70	Subsidios educacionales al sector privado	97.704			97.704
	- S0374 Escuela de Salud Pública.	97.704			97.704
4.07.01.01.73	Subsidios a instituciones benéficas privadas	30.692.349			30.692.349
	- S0039 Asociación Civil de Amigos del Riñón, Zulia	352.000			352.000
	- S0059 Fundación Hogar San José de la Montaña.	100.000			100.000
	- S0066 Asociación Civil Niña Madre	32.000			32.000
	- S0101 Asociación Nacional contra la Parálisis Cerebral (ANAPACE)	100.000			100.000
	- S0138 Asociación Venezolana para una Educación Sexual Alternativa (AVESA)	268.000			268.000
	- S0217 Centro de Orientación Familiar (COSFAM).	50.000			50.000
	- S0313 Cruz Roja Seccional Barinas	5.000			5.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S0485 Federación Venezolana de Instituciones de Ciegos (FEVIC).	51.180			51.180
	- S0506 Fundación Alzheimer de Venezuela.	104.878			104.878
	- S0525 Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCANHEM)	1.810.000			1.810.000
	- S0584 Fundación del Niño Grave	50.000			50.000
	- S0628 Fundación Manos Amigas por la Vida (MAVID)	45.000			45.000
	- S0671 Fundación Patronato del Hospital de Niños J.M. De Los Ríos	308.000			308.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	103.800			103.800
	- S0674 Fundación Presbítero José Manuel Alegría(FUNDALEGRIA)	6.000			6.000
	- S0704 Fundación Venezolana de Hipertensión Arterial	100.000			100.000
	- S0735 Hogar Clínica San Rafael	1.000.000			1.000.000
	- S0747 Hogares Crea de Venezuela	50.000			50.000
	- S0928 Sociedad Anticancerosa del Estado Aragua.	300.000			300.000
	- S1143 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500			2.500
	- S1246 Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS	327.100			327.100
	- S1410 Asociación Civil Casa Hogar San Pablo.	150.000			150.000
	- S1415 Asociación Civil Geriátrica Padre Lizardo de las Hermanitas de los Ancianos Desamparados.	150.000			150.000
	- S1535 Sociedad Anticancerosa del Estado Apure	40.000			40.000
	- S1536 Fundación para la Asistencia de la Salud del Estado Apure	40.000			40.000
	- S1552 Fundación Hospital de Especialidades Pediátricas Estado Zulia	10.000.000			10.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	70.000			70.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1554 Fundación Salud y Educación Ambiental del Estado Nueva Esparta (FUNSEANE)	100.000			100.000
	- S1556 Fundación Centro de Investigaciones Endocrino-metabólicas Dr. Félix Gómez (FUNDACIEM)	100.000			100.000
	- S1562 Fundación "Hospital San Antonio de Táriba"	150.000			150.000
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	49.000			49.000
	- S1819 Fundación de Amigos del Niño con Cáncer - Zulia	644.000			644.000
	- S1821 Asociación Civil Sociedad de Amigos de la Unidad de Cuidados Intensivos del Departamento de Pediatría Dr. Agustín Zubillaga (SAUCI).	60.000			60.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000			100.000
	- S1828 Fundación para la Salud, Educación y el Ambiente del Zulia (FUNSEAZ)	50.000			50.000
	- S1847 Fundación la Casa del Abuelo	50.000			50.000
	- S1859 Fundación de Rehabilitación Bolívar y Martí	200.000			200.000
	- S1886 Sociedad Civil Fundación Amigos de la Mujer con Cáncer de Mama (FAMAC).	100.000			100.000
	- S1887 Fundación para el Transplante de Médula Ósea S.C.	100.000			100.000
	- S1892 Sociedad Civil Hospital Pediátrico San Juan de Dios	500.000			500.000
	- S2094 Asociación Civil Hogar Nuestra Señora de Coromoto de las Hermanitas de los Ancianos Desamparados	10.000			10.000
	- S2099 Asociación Civil Accesibilidad para Todos (ACAT)	30.000			30.000
	- S2100 Acción Ciudadana contra el SIDA (ACCSI)	28.000			28.000
	- S2101 Asociación Civil Acción Zuliana por la Vida (AZUL)	60.550			60.550

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S2102 Asociación Civil Asesoría en Educación y Salud de Venezuela (ASES DE VENEZUELA)	105.000			105.000
	- S2103 Asociación Civil Amistad (ASCIAM)	20.000			20.000
	- S2104 Asociación Civil Casa Cultural y Deportiva Negro Primero	25.000			25.000
	- S2105 Asociación Civil Cátedra de la Paz y Derechos Humanos Monseñor Oscar Arnulfo Romero	59.900			59.900
	- S2106 Asociación Civil Dale una Mano a Venezuela (DUMAVE)	43.000			43.000
	- S2107 Asociación Civil Impulso Vital Aragua (ACIVA)	25.000			25.000
	- S2108 Asociación Civil Mujeres en Positivo por Venezuela	22.000			22.000
	- S2109 Asociación Civil Francisco de Miranda (ACFRAMI)	58.000			58.000
	- S2110 Asociación Civil Luz y Esperanza de Venezuela (LUESVEN)	26.000			26.000
	- S2111 Asociación Civil Manantial de Vida Pro Defensa de los Derechos Humanos	55.000			55.000
	- S2112 Asociación Civil de Mujeres por el Bienestar y Asistencia Recíproca (AMBAR)	138.650			138.650
	- S2113 Asociación Civil Luchemos por la Vida (ALVI)	22.000			22.000
	- S2114 Asociación Civil Margariteña de Ayuda y Respaldo (AMARE)	62.928			62.928
	- S2115 Asociación Civil Profesionales de Desarrollo en Salud Comunitaria (PRODESA)	104.000			104.000
	- S2116 Asociación Civil Venezolana de Educación en Salud Sexual (AVESS)	64.017			64.017
	- S2117 Cooperativa de Trabajadores de la Comunicación Pariana 179 (TRARADICOM)	30.000			30.000
	- S2118 Asociación Civil Desarrollo Endógeno Familiar y Comunitario (DEENFAC)	92.000			92.000
	- S2119 Fundación Bios Positivo (BIOS+)	29.000			29.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S2120 Fundación Casa de los Girasoles Venezuela (FCGVEN)	160.000			160.000
	- S2121 Fundación Amigos de la Vida	27.000			27.000
	- S2122 Fundación Argelia Laya (FUNDARGELIA)	20.000			20.000
	- S2123 Fundación Daniela Chappard "Arte/Sida/Vida"	29.000			29.000
	- S2125 Fundación Niños en Positivo	25.000			25.000
	- S2126 Fundación para la Orientación y Prevención del VHI/SIDA (FOPVIH)	28.000			28.000
	- S2127 Fundación Social de Ayuda al Menor (FUNSOCAM)	48.000			48.000
	- S2128 Fundación Vida Integral (FUVIN)	25.000			25.000
	- S2129 Asociación Civil Mujeres Unidas por la Salud (MUSAS)	29.955			29.955
	- S2130 Sociedad Civil Organización Venezolana de Sordociegos	35.000			35.000
	- S2131 Asociación Civil Organización de Mujeres Macureñas (ORMUMA)	105.000			105.000
	- S2132 Asociación Civil Red Venezolana de Gente Positiva (RVG+)	34.000			34.000
	- S2133 Asociación Civil Sociedad Wills Wilde	89.000			89.000
	- S2134 Fundación Unidad de Trasplante de Médula Ósea Hospital de Clínicas Caracas (FUNDAMEDULA)	2.570.115			2.570.115
	- S2135 Fundación Renal de los Llanos Occidentales (FURENLLO)	110.000			110.000
	- S2136 Asociación Civil Funda Trasplante del Hospital Militar de Caracas	352.000			352.000
	- S2137 Fundación para la Prevención y el Tratamiento de Afecciones Renales (FUNDARENAL-HUC)	352.000			352.000
	- S2138 Fundación Merideña de Enfermos Renales	88.000			88.000
	- S2139 Fundación Nefrología de Niños del Hospital Central de Valencia (FUNDANEN)	88.000			88.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S2140 Fundación Renal (FUNDAREN)	352.000			352.000
	- S2141 Fundación Programa Metropolitano de Trasplante de Hígado (FUNDAHIGADO)	5.288.936			5.288.936
	- S2142 Asociación Civil Organización Nacional de Trasplante de Venezuela (ONTV)	1.813.840			1.813.840
	- S2143 Fundación para el Desarrollo de la Salud Integral (FUNDESI)	60.000			60.000
	- S2154 Asociación Civil Proyectos Inesalud	34.000			34.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	74.671			74.671
	- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	3.000			3.000
	- S0917 Sindicato Único Nacional de Empleados Públicos (SUNEP - SAS)	46.671			46.671
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela (AENJUVE)	1.000			1.000
	- S1873 Federación Nacional de Sindicatos Regionales, Sectoriales y Conexos de Trabajadores de la Salud (FENASIRTRASALUD)	24.000			24.000
4.07.01.01.78	Subsidios científicos al sector privado	200.000			200.000
	- S1895 Fundación Huntington de Venezuela (Mal de San Vito)	200.000			200.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	577.474			577.474
	- S0959 Subsidios Eventuales Diversos	577.474			577.474

PROYECTO:	COD. N.E: 106313 COD. PPTO: 540034000 Optimización de los Servicios en la Red Asistencial del Sistema Público de Salud para Atender Integralmente a la Población del Estado Barinas
UNIDAD DE MEDIDA:	Consulta
CANTIDAD:	830.856
ASIGNACIÓN PRESUPUESTARIA:	136.403.760
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, y su Corresponsabilidad en el Cumplimiento de las Metas Institucionales
OBJETIVOS ESPECÍFICOS:	Optimizar los Niveles de Atención en la Red Asistencial del Sistema Público de Salud para Atender Integralmente a la Población del Estado Barinas
RESULTADO:	Población Orientada y Atendida en Consultas de Atención Integral, Especializada en la Red de Establecimientos que Conforman los Niveles de Atención.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	90.179.059		14.467.342			104.646.401
4.02	Materiales, suministros y mercancías	24.582.396					24.582.396
4.03	Servicios no personales	4.575.762					4.575.762
4.04	Activos reales	2.599.201					2.599.201
	TOTAL	121.936.418		14.467.342			136.403.760

PROYECTO:	COD. N.E: 106344 COD. PPTO: 540035000 Formación de Agentes Comunitarios en Atención Primaria de Salud para las Comunidades Indígenas y Rurales Dispersas en Venezuela
UNIDAD DE MEDIDA:	Persona Capacitada
CANTIDAD:	600
ASIGNACIÓN PRESUPUESTARIA:	3.000.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro Como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Formar Agentes Comunitarios de Atención Primaria de Salud (ACAPS) con la Orientación en la Promoción de la Salud, Prevención y Diagnóstico Oportuno de Enfermedades de Mayor Prevalencia, Considerando el Perfil Demográfico, Epidemiólogo y Cultural de la Población.
RESULTADO:	Agentes Comunitarios de Atención Primaria de Salud Formados y Ejerciendo Prácticas de Promoción de la Salud y Prevención de Enfermedades en Comunidades Cercanas a Ambulatorios Rurales Dispersos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.067.731		100.089			1.167.820
4.02	Materiales, suministros y mercancías	703.000					703.000
4.03	Servicios no personales	593.180					593.180
4.04	Activos reales	536.000					536.000
	TOTAL	2.899.911		100.089			3.000.000

PROYECTO:	COD. N.E: 106395 COD. PPTO: 540036000 Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Cojedes.
UNIDAD DE MEDIDA:	Consulta
CANTIDAD:	287.094
ASIGNACIÓN PRESUPUESTARIA:	88.272.789
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, y su Corresponsabilidad en el Cumplimiento de las Metas Institucionales
OBJETIVOS ESPECÍFICOS:	Fortalecer la Atención Integral Médica en los Tres Niveles de Atención , así Como las Condiciones Sanitaria Ambulatoria y Epidemiológica del Estado Cojedes
RESULTADO:	Paciente Atendido Integralmente en los Servicios de la Red Asistencial del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	67.723.419		10.120.780			77.844.199
4.02	Materiales, suministros y mercancías	9.250.812					9.250.812
4.03	Servicios no personales	870.127					870.127
4.04	Activos reales	307.651					307.651
	TOTAL	78.152.009		10.120.780			88.272.789

PROYECTO:	COD. N.E: 105983 COD. PPTO: 540037000 Participación Protagónica de los Comités de Salud como Componente Esencial del Sistema Público Nacional de Salud.
UNIDAD DE MEDIDA:	Comité de Salud
CANTIDAD:	9.155
ASIGNACIÓN PRESUPUESTARIA:	531.392
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, y su Corresponsabilidad en el Cumplimiento de las Metas Institucionales
OBJETIVOS ESPECÍFICOS:	Impulsar el Ejercicio de la Participación Protagónica de los Comités de Salud en el Sistema Público Nacional de Salud
RESULTADO:	Comités de Salud Fortalecidos para el Ejercicio de la Participación Protagónica Articulados con el Sistema Público Nacional de Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	106.234					106.234
4.03	Servicios no personales	378.754					378.754
4.04	Activos reales	46.404					46.404
	TOTAL	531.392					531.392

PROYECTO:	COD. N.E: 106259 COD. PPTO: 540038000 Fortalecimiento del Esquema de Inmunización y Automatización de Registros de Nacimientos de Niños Vivos a Nivel Nacional.
UNIDAD DE MEDIDA:	Dosis
CANTIDAD:	20.735.676
ASIGNACIÓN PRESUPUESTARIA:	107.167.667
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Optimizar la Cobertura de los Programas de Vacunación a Nivel Nacional así como la Asistencia Técnica y Operativa en la Automatización de Registros de Nacimientos de Niños y Niñas Vivos a Nivel Nacional.
RESULTADO:	Grupos Poblacionales Susceptibles de Enfermedades Inmunizados con la Aplicación de Dosis de Vacunas que Forman parte del Esquema Nacional de Inmunizaciones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	37.802.726		4.641.366			42.444.092
4.02	Materiales, suministros y mercancías	41.873.161		20.000.000			61.873.161
4.03	Servicios no personales	2.794.591					2.794.591
4.04	Activos reales	55.823					55.823
TOTAL		82.526.301		24.641.366			107.167.667

PROYECTO:	COD. N.E: 106303 COD. PPTO: 540039000 Programa de Apoyo a las Poblaciones Warao del Delta del Río Orinoco
UNIDAD DE MEDIDA:	Persona Capacitada
CANTIDAD:	60
ASIGNACIÓN PRESUPUESTARIA:	2.634.454
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, y su corresponsabilidad en el Cumplimiento de las Metas Institucionales
OBJETIVOS ESPECÍFICOS:	Fortalecer las Capacidades de las Comunidades Warao y no Warao y de sus Miembros en el Municipio "Antonio Díaz" del Estado Delta Amacuro, tanto a Nivel Local como Territorial, a fin de que Puedan Planificar y Gestionar su Propio Desarrollo y Mejorar su Calidad de Vida.
RESULTADO:	Población de las Comunidades Warao del Municipio "Antonio Díaz", Personal del Programa, Empleados Estatales y Municipales, Capacitados para Participar en la Implementación de Estrategias que Buscan Ampliar el Desarrollo Socioeconómico, Cultural y Ambiental en la Zona.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal		1.127.546				1.127.546
	- Apoyo a las Poblaciones Warao del Delta del Orinoco		1.127.546				1.127.546
4.02	Materiales, suministros y mercancías		79.034				79.034
	- Apoyo a las Poblaciones Warao del Delta del Orinoco		79.034				79.034
4.03	Servicios no personales		533.477				533.477
	- Apoyo a las Poblaciones Warao del Delta del Orinoco		533.477				533.477
4.04	Activos reales		894.397				894.397
	- Apoyo a las Poblaciones Warao del Delta del Orinoco		894.397				894.397
	TOTAL		2.634.454				2.634.454

PROYECTO: COD. N.E: 106593 COD. PPTO: 540040000 Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender a la Población del Distrito Capital
UNIDAD DE MEDIDA: Consulta
CANTIDAD: 2.462.597
ASIGNACIÓN PRESUPUESTARIA: 284.094.616
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Profundizar la Atención Integral en Salud de Forma Universal
OBJETIVOS ESPECÍFICOS: Atender de Manera, Oportuna, Gratuita con Calidad y Calidez a los Ciudadanos que Soliciten Atención de los Servicios de la Red de Salud del Distrito Capital
RESULTADO: Población Atendida Oportuna y Adecuada en los Establecimientos de Salud del Distrito Capital

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	174.608.369		65.519.244			240.127.613
4.02	Materiales, suministros y mercancías	16.185.549					16.185.549
4.03	Servicios no personales	27.262.105					27.262.105
4.04	Activos reales	519.349					519.349
	TOTAL	218.575.372		65.519.244			284.094.616

PROYECTO: COD. N.E: 106615 COD. PPTO: 540041000 Optimización de la Atención Integral en los Servicios de la Red Asistencial del Sistema Público Nacional de Salud del Estado Delta Amacuro

UNIDAD DE MEDIDA: Persona Atendida

CANTIDAD: 28.918

ASIGNACIÓN PRESUPUESTARIA: 33.409.459

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, y su Corresponsabilidad en el Cumplimiento de las Metas Institucionales

OBJETIVOS ESPECÍFICOS: Aumentar la Cobertura de Atención Integral y Especializada en la Red Asistencial Pública en el Estado Delta Amacuro

RESULTADO: Paciente Atendido Integralmente en los Servicios de la Red Asistencial del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	20.881.656		2.305.813			23.187.469
4.02	Materiales, suministros y mercancías	8.083.798					8.083.798
4.03	Servicios no personales	1.711.767					1.711.767
4.04	Activos reales	426.425					426.425
	TOTAL	31.103.646		2.305.813			33.409.459

PROYECTO:	COD. N.E: 106000 COD. PPTO: 540042000 Atención Integral, Oportuna y de Calidad a Pacientes con Patologías de Alto Costo que Requieren Insumos y Equipos para la Resolución Médica.
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	111
ASIGNACIÓN PRESUPUESTARIA:	81.628.937
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro Como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Garantizar Atención Oportuna a Pacientes que Requieren de Insumos de Alto Costo Para la Restitución y/o Preservación de la Salud, Mejorando la Calidad de Atención y Disminuyendo el Costo Cama/día.
RESULTADO:	Servicios de Hospitalización Especializados que Cuentan con los Insumos y Equipos de Alta Tecnología para Atender a Pacientes con Patologías de Alto Costo que así lo Requieran.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	39.713.937		10.000.000			49.713.937
4.04	Activos reales	11.915.000		20.000.000			31.915.000
	TOTAL	**51.628.937**		**30.000.000**			**81.628.937**

PROYECTO:	COD. N.E: 105981 COD. PPTO: 540043000 Mejoramiento de las Condiciones Sanitario Ambientales en las Viviendas, Escuelas y en los Centros de Salud.
UNIDAD DE MEDIDA:	Edificación
CANTIDAD:	300.000
ASIGNACIÓN PRESUPUESTARIA:	8.358.636
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Condiciones Promotoras de Calidad de Vida y Salud: Promover Condiciones que Favorezcan una Producción Social de la Salud Enmarcada en la Convivencia Solidaria, en Armonía con la Naturaleza y un Modo de Vida Saludable en los Territorios Sociales.
OBJETIVOS ESPECÍFICOS:	Disminuir los Factores de Riesgos de Origen Ambiental (Físicos, Químicos y Biológicos Existentes en el Agua, Suelo y Aire) Presentes en las Viviendas, Escuelas y Centros de Salud.
RESULTADO:	Viviendas, Escuelas y Centros de Salud con Mejores Condiciones Sanitario Ambientales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.548.533		738.607			6.287.140
4.02	Materiales, suministros y mercancías	1.484.696					1.484.696
4.03	Servicios no personales	582.300					582.300
4.04	Activos reales	4.500					4.500
	TOTAL	7.620.029		738.607			8.358.636

PROYECTO:	COD. N.E: 106006 COD. PPTO: 540044000 Plan de Salud para los Pueblos Indígenas.
UNIDAD DE MEDIDA:	Persona Atendida
CANTIDAD:	34.357
ASIGNACIÓN PRESUPUESTARIA:	6.616.985
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Contribuir a Transversalizar el Enfoque Intercultural en el Sistema Público Nacional de Salud, Garantizando Servicios con Pertinencia Cultural y Lingüística.
RESULTADO:	Población Indígena Atendida de Manera Oportuna y Eficiente a Través de los Servicios del Sistema Público Nacional de Salud (SPNS) con Pertinencia Cultural y Lingüística.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.831.336		694.592			5.525.928
4.02	Materiales, suministros y mercancías	343.052					343.052
4.03	Servicios no personales	419.549					419.549
4.04	Activos reales	328.456					328.456
	TOTAL	5.922.393		694.592			6.616.985

PROYECTO:	COD. N.E: 106278 COD. PPTO: 540045000 Fortalecimiento de los Sistemas de Información para el Análisis de la Situación de Salud, la Vigilancia Epidemiológica y las Estadísticas de Salud.
UNIDAD DE MEDIDA:	Informe Técnico
CANTIDAD:	6.042
ASIGNACIÓN PRESUPUESTARIA:	6.249.820
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPSPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Fortalecer los Sistemas de Información para el Análisis de la Situación de Salud, la Vigilancia Epidemiológica y las Estadísticas de Salud Para la Toma de Decisiones a Nivel Nacional.
RESULTADO:	Sistemas de Información y Datos Estadísticos Confiables y Oportunos para la Toma de Decisiones en Beneficio de la Comunidad e Instituciones Públicas y Privadas a Nivel Nacional e Internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.236.720		322.710			2.559.430
4.02	Materiales, suministros y mercancías	1.116.054					1.116.054
4.03	Servicios no personales	2.293.244					2.293.244
4.04	Activos reales	281.092					281.092
	TOTAL	5.927.110		322.710			6.249.820

PROYECTO: COD. N.E: 106341 COD. PPTO: 540046000 Articulación de la Capacitación, Formación, Investigación y Desarrollo del Conocimiento Técnico, Tecnológico y Humano en Salud, Orientado a la Consolidación del Sistema Público Nacional de Salud.
UNIDAD DE MEDIDA: Persona Beneficiada
CANTIDAD: 13.553
ASIGNACIÓN PRESUPUESTARIA: 87.161.783
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, y su Corresponsabilidad en el Cumplimiento de las Metas Institucionales
OBJETIVOS ESPECÍFICOS: Fortalecimiento de la Capacitación, Formación, Investigación y Desarrollo del Conocimiento Técnico, Tecnológico y Humano en Salud, Orientado a la Consolidación del SPNS.
RESULTADO: Conocimiento y Tecnología que Mejora la Calidad de Atención a la Población, por la Mayor Disponibilidad de Profesionales, Técnicos y Capacitación en el Área de Salud, así como por la Disposición de Trabajos de Investigación e Insumos Médico - Quirúrgicos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.826.895		438.851			5.265.746
4.03	Servicios no personales	58.362					58.362
4.07	Transferencias y donaciones	56.837.675		25.000.000			81.837.675
	TOTAL	61.722.932		25.438.851			87.161.783

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	200.000					200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	200.000					200.000
4.07.01.03.00	Transferencias corrientes internas al sector público	200.000					200.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	200.000					200.000
	- A0083 Universidad de Los Andes (ULA)	200.000					200.000

PROYECTO: COD. N.E: 106301 COD. PPTO: 540047000 Fortalecimiento de la Red Ambulatoria Convencional para Mejorar la Calidad de Atención de la Población de su Área de Influencia

UNIDAD DE MEDIDA: Ambulatorio

CANTIDAD: 300

ASIGNACIÓN PRESUPUESTARIA: 44.027.675

DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad

OBJETIVO ESTRATÉGICO: Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro Como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.

OBJETIVOS ESPECÍFICOS: Fortalecer la red Ambulatoria Convencional Para Aumentar su Capacidad Resolutiva en la Atención Integral de la Población de su Área de Influencia

RESULTADO: Red Ambulatoria Convencional con Capacidad de Asistencia a la Población en su Área de Influencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	43.791.889					43.791.889
4.03	Servicios no personales	235.786					235.786
	TOTAL	44.027.675					44.027.675

PROYECTO: COD. N.E: 106130 COD. PPTO: 540048000 Promoción de la Salud Sexual y Reproductiva por Ciclos de Vida
UNIDAD DE MEDIDA: Persona Beneficiada
CANTIDAD: 1.200.000
ASIGNACIÓN PRESUPUESTARIA: 20.750.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS: Fortalecer la Oferta de Servicios y Acciones Integrales y Transectoriales de Salud Sexual y Reproductiva, Enmarcados en la Promoción de la Calidad de Vida y Salud, Contribuyendo con el Pleno Ejercicio de los Derechos Sexuales y Reproductivos.
RESULTADO: Mujeres, Niñas, Niños, Adolescentes y Hombres Beneficiados con su Participación en Actividades de Promoción, Prevención y Educación en Salud Sexual y Reproductiva por Ciclos de Vida; con Acceso Oportuno a Insumos de Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	317.433		39.936			357.369
4.02	Materiales, suministros y mercancías	11.922.093					11.922.093
4.03	Servicios no personales	1.370.538					1.370.538
4.04	Activos reales	7.036.527		63.473			7.100.000
	TOTAL	20.646.591		103.409			20.750.000

PROYECTO:	COD. N.E: 106348 COD. PPTO: 540049000 Promoción, Prevención y Control de la Morbi-Mortalidad de Enfermedades Tales como Hemofilia, y otras Patologías Asociadas a Banco de Sangre y Factores de Riesgo Asociados a Hemoderivados, Enfermedades Respiratorias y VIH/SIDA, otras ITS.
UNIDAD DE MEDIDA:	Persona Beneficiada
CANTIDAD:	653.000
ASIGNACIÓN PRESUPUESTARIA:	127.117.513
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Implementar Estrategias de Prevención, Atención y Rehabilitación de Personas con Riesgo, Afectadas por el VIH/SIDA/ ITS, Enfermedades Respiratorias, Hemofilia y la Promoción de la Donación Voluntaria y Repetida de Sangre.
RESULTADO:	Personas que Requieran Hemocomponentes y Hemoderivados y Pacientes Afectados por VIH/SIDA, Enfermedades Respiratorias y Hemofilia Atendidos Integralmente a Través de la Red de Servicios Instalados en el País y su Prevención Mediante la Vigilancia Epidemiológica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	564.548		90.017			654.565
4.02	Materiales, suministros y mercancías	43.000.520		70.322.428			113.322.948
4.03	Servicios no personales	9.130.000					9.130.000
4.04	Activos reales	4.010.000					4.010.000
	TOTAL	**56.705.068**		**70.412.445**			**127.117.513**

PROYECTO:	COD. N.E: 106328 COD. PPTO: 540050000 Promoción, Prevención, Supervisión y Atenciones Especiales en las Áreas de Salud Bucal, Visual, Reumática, Fibrosis Quística y de Donación y Transplante de Órganos y Tejidos
UNIDAD DE MEDIDA:	Persona Beneficiada
CANTIDAD:	11.756.243
ASIGNACIÓN PRESUPUESTARIA:	12.191.948
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Desarrollar Estrategias de Promoción Sobre Calidad de Vida, Prevención y Diagnóstico Precoz en el Ámbito Comunitario, así como Prestar Atención a Todos Aquellos Pacientes Susceptibles a Enfermedades Bucales, Visuales, Reumáticas, de Fibrosis Quística y Aquellas que Requieran de Transplante.
RESULTADO:	Población Informada y Atendida sobre todos aquellos Aspectos Generales y Específicos que Puedan Mejorar su Calidad de Vida, Prevenir y Controlar Enfermedades Bucales, Visuales, Reumáticas, Fibrosis Quística y las que Requieren de Donación y Transplante.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	370.923		50.722			421.645
4.02	Materiales, suministros y mercancías	8.544.145					8.544.145
4.03	Servicios no personales	1.863.134					1.863.134
4.04	Activos reales	1.363.024					1.363.024
	TOTAL	12.141.226		50.722			12.191.948

PROYECTO:	COD. N.E: 106292 COD. PPTO: 540051000 Atención Integral de Patologías de Alto Costo con Énfasis en la Promoción de Estilos de Vida Saludable, Prevención y Control de las Enfermedades Crónicas no Transmisibles más Frecuentes.
UNIDAD DE MEDIDA:	Paciente Atendido
CANTIDAD:	Fem.(500.000) Mas.(500.000) Total(1.000.000)
ASIGNACIÓN PRESUPUESTARIA:	41.158.956
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Promocionar Estilos de Vida Saludable de Manera Integral y Prevenir la Enfermedad en la Población Sana, Incorporando la Atención de Pacientes con Enfermedades Crónicas Cardiovasculares, Renales y Endocrino-Metabólicas (Diabetes), Cáncer y las Producidas por el Uso del Tabaco.
RESULTADO:	Personas con Diagnóstico Oportuno y Tratamiento de Enfermedades Crónicas no Transmisibles y Pacientes en Consultas de Cesación Tabáquica Atendidos Integralmente en el Sistema Público Nacional de Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	36.103.385					36.103.385
4.03	Servicios no personales	1.510.320					1.510.320
4.04	Activos reales	3.545.251					3.545.251
	TOTAL	**41.158.956**					**41.158.956**

PROYECTO:	COD. N.E: 106408 COD. PPTO: 540052000 Comunidad Segura y Vida Plena
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	426.750
ASIGNACIÓN PRESUPUESTARIA:	36.500.010
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Condiciones Promotoras de Calidad de Vida y Salud: Promover Condiciones que Favorezcan una Producción Social de la Salud Enmarcada en la Convivencia Solidaria, en Armonía con la Naturaleza y un Modo de Vida Saludable en los Territorios Sociales.
OBJETIVOS ESPECÍFICOS:	Desarrollar e Implementar una Estrategia de Intervención para la Promoción, Prevención y Atención de los Efectos de la Enfermedad Mental, la Violencia, los Accidentes y la Discapacidad.
RESULTADO:	Población Informada sobre Estilos de Vida Saludables, Prevención de Accidentes y Hechos Violentos, así como Diagnosticadas y Atendidas Integralmente ante la Presencia de Enfermedades Mentales. Pacientes que Requieren Tratamiento de Traumatología y Ortopedia.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.403.623					2.403.623
4.03	Servicios no personales	34.092.016		4.371			34.096.387
	TOTAL	36.495.639		4.371			36.500.010

PROYECTO:	COD. N.E: 106306 COD. PPTO: 540053000 Consolidación de la Red Ambulatoria Convencional (Ambulatorios Urbanos Tipo II y III y Centros de Especialidades Médicas).
UNIDAD DE MEDIDA:	Ambulatorio
CANTIDAD:	174
ASIGNACIÓN PRESUPUESTARIA:	15.331.740
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Optimizar la Red Ambulatoria Especializada Mediante la Racionalización de los Recursos Empleados para el Funcionamiento Adecuado de los Centros de Especialidades, Propiciando la Inserción Dentro del Sistema Público Nacional de Salud
RESULTADO:	Establecimientos de Salud en Adecuadas Condiciones de Funcionamiento, para Brindar un Servicio de Calidad a toda la Población que lo Solicite

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	458.706		61.160			519.866
4.02	Materiales, suministros y mercancías	6.926.597					6.926.597
4.03	Servicios no personales	2.677.768					2.677.768
4.04	Activos reales	5.207.509					5.207.509
	TOTAL	**15.270.580**		**61.160**			**15.331.740**

PROYECTO: COD. N.E: 106284 COD. PPTO: 540054000 Consolidar la Red de Clínicas Populares en el II Nivel de Atención
UNIDAD DE MEDIDA: Paciente
CANTIDAD: Fem.(1.126.373) Mas.(482.845) Total(1.609.218)
ASIGNACIÓN PRESUPUESTARIA: 72.045.286
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS: Garantizar la Atención Médica Especializada, Diagnóstico, Tratamiento e Intervención Quirúrgica Ambulatoria del Segundo Nivel, a la Población de las Áreas de Influencia de las Clínicas Populares
RESULTADO: Pacientes Atendidos Integralmente por la Red de Cínicas Populares en Adecuadas Condiciones de Funcionamiento.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	49.420.376		6.022.522			55.442.898
4.02	Materiales, suministros y mercancías	9.883.657					9.883.657
4.03	Servicios no personales	4.885.066					4.885.066
4.04	Activos reales	1.833.665					1.833.665
	TOTAL	**66.022.764**		**6.022.522**			**72.045.286**

PROYECTO:	COD. N.E: 106146 COD. PPTO: 540056000 Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Amazonas.
UNIDAD DE MEDIDA:	Consulta
CANTIDAD:	1.023.500
ASIGNACIÓN PRESUPUESTARIA:	32.893.742
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Brindar Asistencia Oportuna, de Calidad, Gratuita, a Través de la Organización de los Servicios de la Red de Salud, e Intensificar las Actividades Preventivas de Saneamiento Ambiental en el Estado Amazonas.
RESULTADO:	Paciente Atendido, Integralmente de Manera Oportuna, Eficiente y con Calidad en la Red de Servicios de Salud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	20.354.683		3.936.616			24.291.299
4.02	Materiales, suministros y mercancías	6.238.331					6.238.331
4.03	Servicios no personales	1.454.112					1.454.112
4.04	Activos reales	910.000					910.000
	TOTAL	28.957.126		3.936.616			32.893.742

PROYECTO:	COD. N.E: 106453 COD. PPTO: 540057000 Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Guárico
UNIDAD DE MEDIDA:	Consulta
CANTIDAD:	413.752
ASIGNACIÓN PRESUPUESTARIA:	171.166.116
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Condiciones Promotoras de Calidad de Vida y Salud: Promover Condiciones que Favorezcan una Producción Social de la Salud Enmarcada en la Convivencia Solidaria, en Armonía con la Naturaleza y un modo de Vida Saludable en los Territorios Sociales.
OBJETIVOS ESPECÍFICOS:	Atender de Manera Oportuna, Suficiente y de Calidad a los Pacientes de la Red Asistencial del Estado Guárico
RESULTADO:	Paciente Atendido Integralmente en los Servicios de la Red Asistencial del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	121.384.503		27.588.538			148.973.041
4.02	Materiales, suministros y mercancías	19.575.710					19.575.710
4.03	Servicios no personales	2.617.365					2.617.365
	TOTAL	**143.577.578**		**27.588.538**			**171.166.116**

PROYECTO:	COD. N.E: 106650 COD. PPTO: 540058000 Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Bolivariano de Miranda
UNIDAD DE MEDIDA:	Consulta
CANTIDAD:	1.086.092
ASIGNACIÓN PRESUPUESTARIA:	224.755.211
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, ,y su Corresponsabilidad en el Cumplimiento de las Metas Institucionales
OBJETIVOS ESPECÍFICOS:	Aumentar la Cobertura de Atención Integral Oportuna, Suficiente y de Calidad a la Población en General Mediante el Fortalecimiento de la Promoción y Prevención de Forma Universal y con Equidad, Acorde con los Requerimientos Específicos en todo el Estado Bolivariano de Miranda.
RESULTADO:	Paciente Atendido Integralmente en los Servicios de la Red Asistencial del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	180.246.869		30.665.037			210.911.906
4.02	Materiales, suministros y mercancías	13.153.052					13.153.052
4.03	Servicios no personales	690.253					690.253
	TOTAL	194.090.174		30.665.037			224.755.211

PROYECTO:	COD. N.E: 106529 COD. PPTO: 540059000 Fortalecimiento de la Actividad Estadística del Ministerio del Poder Popular para la Salud (MPPS) para Sustentar la Toma de Decisiones.
UNIDAD DE MEDIDA:	Informe técnico
CANTIDAD:	12
ASIGNACIÓN PRESUPUESTARIA:	3.396.159
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Mejorar la Información Estadística que Genera el MPPS
RESULTADO:	Productos Estadísticos de Calidad y Oportunos, de Acuerdo a Criterios Unificados y Estandarizados para el Procesamiento de la Información, que Sirva de Soporte para una Correcta Divulgación, Seguimiento y Evaluación de la Gestión Dentro del Sector Salud.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	532.500					532.500
4.02	Materiales, suministros y mercancías	69.378					69.378
4.03	Servicios no personales	1.987.381		80.000			2.067.381
4.04	Activos reales	726.900					726.900
	TOTAL	**3.316.159**		**80.000**			**3.396.159**

PROYECTO: COD. N.E: 106245 COD. PPTO: 540060000 Atención Integral en Salud para las Personas con Discapacidad
UNIDAD DE MEDIDA: Persona
CANTIDAD: 2.895.414
ASIGNACIÓN PRESUPUESTARIA: 8.000.000
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Nueva institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS, y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS: Atender Integralmente en Salud a las Personas con Discapacidad
RESULTADO: Atención a la Población con Discapacidad a través de los Centros de Rehabilitación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.518.809		224.258			1.743.067
4.02	Materiales, suministros y mercancías	2.075.171					2.075.171
4.03	Servicios no personales	1.082.527					1.082.527
4.04	Activos reales	3.099.235					3.099.235
	TOTAL	7.775.742		224.258			8.000.000

PROYECTO:	COD. N.E: 106423 COD. PPTO: 540061000 Optimización de los Servicios que Componen la Red Asistencial del Sistema Único de Salud para Atender Integralmente a la Población del Estado Portuguesa.
UNIDAD DE MEDIDA:	Consulta
CANTIDAD:	372.626
ASIGNACIÓN PRESUPUESTARIA:	138.159.224
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Participación Protagónica y Poder Popular en Salud: Asegurar los Mecanismos y Espacios que Permitan la Participación Protagónica del Poder Popular en la Ejecución, Seguimiento, Control y Evaluación del Plan Nacional de Salud, y su Corresponsabilidad en el Cumplimiento de las Metas Institucionales
OBJETIVOS ESPECÍFICOS:	Brindar Asistencia Gratuita de Calidad y Oportuna a través de la Optimización de los Servicios de la Red de Salud e Intensificar las Actividades Preventivas de Saneamiento Ambiental en el Estado Portuguesa.
RESULTADO:	Usuarios Atendidos a través de Consultas Integrales, con Calidad en la Red de Servicios de Salud en el Estado Portuguesa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	100.179.600		13.812.506			113.992.106
4.02	Materiales, suministros y mercancías	17.660.026					17.660.026
4.03	Servicios no personales	4.710.725					4.710.725
4.04	Activos reales	1.796.367					1.796.367
	TOTAL	124.346.718		13.812.506			138.159.224

PROYECTO:	COD. N.E: 106503 COD. PPTO: 540063000 Optimización de los Servicios que Componen la Red Asistencial del Sistema Público Nacional de Salud para Atender Integralmente a la Población del Estado Vargas
UNIDAD DE MEDIDA:	Atención Realizada
CANTIDAD:	576.012
ASIGNACIÓN PRESUPUESTARIA:	57.343.654
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Nueva Institucionalidad: Consolidar la Nueva Institucionalidad del Sistema Público Nacional de Salud Basado en Barrio Adentro como Eje Integrador de la Red de Servicios, Fortaleciendo la Rectoría Única del MPPS y el Desarrollo Científico-Tecnológico y de Talento Humano de Calidad.
OBJETIVOS ESPECÍFICOS:	Fortalecer y Consolidar los Niveles de Atención para Garantizar una Adecuada, Oportuna, Eficiente e Integral Atención para la Salud a la Población del Estado Vargas
RESULTADO:	Atenciones Preventivas y Curativas Realizadas de Manera Oportuna y con Calidad en la Red de Servicios de Salud del Estado Vargas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	34.883.802		6.440.922			41.324.724
4.02	Materiales, suministros y mercancías	14.477.310					14.477.310
4.03	Servicios no personales	1.017.984					1.017.984
4.04	Activos reales	523.636					523.636
	TOTAL	50.902.732		6.440.922			57.343.654

PROYECTO: COD. N.E: 9999998 COD. PPTO: 549998000 Transferencias de Competencias a los Estados Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 2.828.028.789
ASIGNACIÓN PRESUPUESTARIA: 2.828.028.789
DIRECTRIZ ESTRATÉGICA: Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO: Apoyar Financieramente a los Estados Descentralizados
OBJETIVOS ESPECÍFICOS: Apoyar Financieramente a los15 Estados Descentralizados
RESULTADO: 2.828.028.789

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.979.211.334		848.817.455			2.828.028.789
	TOTAL	**1.979.211.334**		**848.817.455**			**2.828.028.789**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.979.211.334		848.817.455			2.828.028.789
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.979.211.334		848.817.455			2.828.028.789
4.07.01.03.00	Transferencias corrientes internas al sector público	1.979.211.334		848.817.455			2.828.028.789

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.10	Transferencias corrientes al Poder Estadal	1.979.211.334		848.817.455			2.828.028.789
	- E5200 Estado Anzoátegui	123.489.157		55.585.135			179.074.292
	- E5300 Estado Apure	85.765.067		48.977.844			134.742.911
	- E5400 Estado Aragua	149.819.444		78.055.843			227.875.287
	- E5600 Estado Bolívar	128.652.243		51.148.160			179.800.403
	- E5700 Estado Carabobo	157.952.461		66.970.818			224.923.279
	- E6000 Estado Falcón	92.608.896		29.105.947			121.714.843
	- E6200 Estado Lara	181.111.683		76.090.203			257.201.886
	- E6300 Estado Mérida	146.525.792		52.584.480			199.110.272
	- E6500 Estado Monagas	108.792.023		43.366.693			152.158.716
	- E6600 Estado Nueva Esparta	51.951.264		20.870.793			72.822.057
	- E6800 Estado Sucre	160.549.422		61.663.377			222.212.799
	- E6900 Estado Táchira	114.863.528		56.580.351			171.443.879
	- E7000 Estado Trujillo	126.152.979		54.600.328			180.753.307
	- E7100 Estado Yaracuy	82.955.893		42.112.965			125.068.858
	- E7200 Estado Zulia	268.021.482		111.104.518			379.126.000

PROYECTO: COD. PPTO: 549999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 1.146.607.574
ASIGNACIÓN PRESUPUESTARIA: 1.146.607.574
DIRECTRIZ ESTRATÉGICA: Construcción de la suprema felicidad
OBJETIVO ESTRATÉGICO: Apoyar financieramente a los Entes Descentralizados Adscritos al Ministerio del Poder Popular para la Salud
OBJETIVOS ESPECÍFICOS: Apoyar financieramente a los 14 Entes Descentralizados Adscritos al Ministerio del Poder Popular para la Salud
RESULTADO: 1.146.607.574

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	859.955.680		286.651.894			1.146.607.574
	TOTAL	**859.955.680**		**286.651.894**			**1.146.607.574**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	859.955.680		286.651.894			1.146.607.574
4.07.01.00.00	Transferencias y donaciones corrientes internas	812.228.734		286.651.894			1.098.880.628
4.07.01.03.00	Transferencias corrientes internas al sector público	812.228.734		286.651.894			1.098.880.628

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	812.228.734		286.651.894			1.098.880.628
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	174.550.895		58.183.631			232.734.526
	- A0057 Instituto Nacional de Nutrición (INN)	215.621.218		71.873.739			287.494.957
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	35.512.573		27.746.507			63.259.080
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	87.389.383		29.129.795			116.519.178
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo.	180.731.887		60.243.963			240.975.850
	- A0181 Servicio Autónomo Instituto de Biomedicina	6.860.592		2.286.864			9.147.456
	- A0306 Fundación "José Félix Ribas"(FUNDARIBAS)	6.903.687		2.301.230			9.204.917
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano Dr. Gilberto Rodríguez Ochoa	24.086.186		8.028.728			32.114.914
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	38.237.765		12.745.921			50.983.686
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	1.427.060		475.687			1.902.747
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	29.148.028		9.716.009			38.864.037

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	895.299		298.432			1.193.731
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	10.864.161		3.621.388			14.485.549
4.07.03.00.00	Transferencias y donaciones de capital internas	47.726.946					47.726.946
4.07.03.03.00	Transferencias de capital internas al sector público	47.726.946					47.726.946
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	47.726.946					47.726.946
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	47.726.946					47.726.946

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.066.532.511		543.374.763			1.609.907.274
4.03	Servicios no personales	10.576.125		480.272			11.056.397
	TOTAL	1.077.108.636		543.855.035			1.620.963.671

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	78.800.827					78.800.827
4.03	Servicios no personales	84.830.076					84.830.076
4.04	Activos reales	20.464.870					20.464.870
4.07	Transferencias y donaciones	1.025.977.498		319.855.205			1.345.832.703
4.11	Disminución de pasivos	10.100.000					10.100.000
	TOTAL	1.220.173.271		319.855.205			1.540.028.476

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	987.310.006		319.855.205			1.307.165.211
4.07.01.00.00	Transferencias y donaciones corrientes internas	987.310.006		319.855.205			1.307.165.211
4.07.01.03.00	Transferencias corrientes internas al sector público	987.310.006		319.855.205			1.307.165.211
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	330.718.547		110.239.515			440.958.062
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	104.704.551		34.901.517			139.606.068
	- A0057 Instituto Nacional de Nutrición (INN)	73.993.087		24.664.362			98.657.449
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	34.845.546		11.615.182			46.460.728
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	16.388.287		5.462.762			21.851.049
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo.	35.144.993		11.714.998			46.859.991
	- A0181 Servicio Autónomo Instituto de Biomedicina	3.751.799		1.250.599			5.002.398
	- A0306 Fundación "José Félix Ribas"(FUNDARIBAS)	4.242.662		1.414.221			5.656.883
	- A0445 Fundación Hospital Cardiológico Infantil Latinoamericano Dr. Gilberto Rodríguez Ochoa	16.057.457		5.352.486			21.409.943
	- A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)	24.747.174		8.249.058			32.996.232

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	583.596		194.531			778.127
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	11.263.944		3.754.649			15.018.593
	- A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)	376.949		125.649			502.598
	- A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)	4.618.502		1.539.501			6.158.003
4.07.01.03.10	Transferencias corrientes al Poder Estadal	645.597.357		209.615.690			855.213.047
	- E5200 Estado Anzoátegui	72.300.101		24.530.255			96.830.356
	- E5300 Estado Apure	32.281.495		16.012.736			48.294.231
	- E5400 Estado Aragua	65.693.098		23.329.596			89.022.694
	- E5600 Estado Bolívar	55.087.790		10.248.590			65.336.380
	- E5700 Estado Carabobo	80.263.319		17.254.906			97.518.225
	- E6000 Estado Falcón	21.513.390		6.252.216			27.765.606
	- E6200 Estado Lara	27.270.164		10.671.757			37.941.921
	- E6300 Estado Mérida	20.737.895		6.712.034			27.449.929
	- E6500 Estado Monagas	16.776.317		4.534.076			21.310.393
	- E6600 Estado Nueva Esparta	24.826.003		6.842.707			31.668.710
	- E6800 Estado Sucre	24.842.387		10.899.204			35.741.591
	- E6900 Estado Táchira	51.975.888		21.435.087			73.410.975

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- E7000 Estado Trujillo	60.008.620		26.228.070			86.236.690
	- E7100 Estado Yaracuy	22.948.224		8.111.637			31.059.861
	- E7200 Estado Zulia	69.072.666		16.552.819			85.625.485
4.07.01.03.11	Transferencias corrientes al Poder Municipal	10.994.102					10.994.102
	- E6419 Municipio Sucre	10.994.102					10.994.102

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	31.642.198					31.642.198
4.07.01.00.00	Transferencias y donaciones corrientes internas	31.642.198					31.642.198
4.07.01.01.00	Transferencias corrientes internas al sector privado	31.642.198					31.642.198
4.07.01.01.70	Subsidios educacionales al sector privado	97.704					97.704
	- S0374 Escuela de Salud Pública.	97.704					97.704
4.07.01.01.73	Subsidios a instituciones benéficas privadas	30.692.349					30.692.349
	- S0039 Asociación Civil de Amigos del Riñón, Zulia	352.000					352.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S0059 Fundación Hogar San José de la Montaña.	100.000					100.000
	- S0066 Asociación Civil Niña Madre	32.000					32.000
	- S0101 Asociación Nacional contra la Parálisis Cerebral (ANAPACE)	100.000					100.000
	- S0138 Asociación Venezolana para una Educación Sexual Alternativa (AVESA)	268.000					268.000
	- S0217 Centro de Orientación Familiar (COSFAM).	50.000					50.000
	- S0313 Cruz Roja Seccional Barinas	5.000					5.000
	- S0485 Federación Venezolana de Instituciones de Ciegos (FEVIC).	51.180					51.180
	- S0506 Fundación Alzheimer de Venezuela.	104.878					104.878
	- S0525 Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCANHEM)	1.810.000					1.810.000
	- S0584 Fundación del Niño Grave	50.000					50.000
	- S0628 Fundación Manos Amigas por la Vida (MAVID)	45.000					45.000
	- S0671 Fundación Patronato del Hospital de Niños J.M. De Los Ríos	308.000					308.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	103.800					103.800
	- S0674 Fundación Presbítero José Manuel Alegría(FUNDALEGRIA)	6.000					6.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S0704 Fundación Venezolana de Hipertensión Arterial	100.000					100.000
	- S0735 Hogar Clínica San Rafael	1.000.000					1.000.000
	- S0747 Hogares Crea de Venezuela	50.000					50.000
	- S0928 Sociedad Anticancerosa del Estado Aragua.	300.000					300.000
	- S1143 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500					2.500
	- S1246 Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS	327.100					327.100
	- S1410 Asociación Civil Casa Hogar San Pablo.	150.000					150.000
	- S1415 Asociación Civil Geriátrica Padre Lizardo de las Hermanitas de los Ancianos Desamparados.	150.000					150.000
	- S1535 Sociedad Anticancerosa del Estado Apure	40.000					40.000
	- S1536 Fundación para la Asistencia de la Salud del Estado Apure	40.000					40.000
	- S1552 Fundación Hospital de Especialidades Pediátricas Estado Zulia	10.000.000					10.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	70.000					70.000
	- S1554 Fundación Salud y Educación Ambiental del Estado Nueva Esparta (FUNSEANE)	100.000					100.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S1556 Fundación Centro de Investigaciones Endocrino-metabólicas Dr. Félix Gómez (FUNDACIEM)	100.000					100.000
	- S1562 Fundación "Hospital San Antonio de Táriba"	150.000					150.000
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	49.000					49.000
	- S1819 Fundación de Amigos del Niño con Cáncer - Zulia	644.000					644.000
	- S1821 Asociación Civil Sociedad de Amigos de la Unidad de Cuidados Intensivos del Departamento de Pediatría Dr. Agustín Zubillaga (SAUCI).	60.000					60.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000					100.000
	- S1828 Fundación para la Salud, Educación y el Ambiente del Zulia (FUNSEAZ)	50.000					50.000
	- S1847 Fundación la Casa del Abuelo	50.000					50.000
	- S1859 Fundación de Rehabilitación Bolívar y Martí	200.000					200.000
	- S1886 Sociedad Civil Fundación Amigos de la Mujer con Cáncer de Mama (FAMAC).	100.000					100.000
	- S1887 Fundación para el Transplante de Médula Ósea S.C.	100.000					100.000
	- S1892 Sociedad Civil Hospital Pediátrico San Juan de Dios	500.000					500.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2094 Asociación Civil Hogar Nuestra Señora de Coromoto de las Hermanitas de los Ancianos Desamparados	10.000					10.000
	- S2099 Asociación Civil Accesibilidad para Todos (ACAT)	30.000					30.000
	- S2100 Acción Ciudadana contra el SIDA (ACCSI)	28.000					28.000
	- S2101 Asociación Civil Acción Zuliana por la Vida (AZUL)	60.550					60.550
	- S2102 Asociación Civil Asesoría en Educación y Salud de Venezuela (ASES DE VENEZUELA)	105.000					105.000
	- S2103 Asociación Civil Amistad (ASCIAM)	20.000					20.000
	- S2104 Asociación Civil Casa Cultural y Deportiva Negro Primero	25.000					25.000
	- S2105 Asociación Civil Cátedra de la Paz y Derechos Humanos Monseñor Oscar Arnulfo Romero	59.900					59.900
	- S2106 Asociación Civil Dale una Mano a Venezuela (DUMAVE)	43.000					43.000
	- S2107 Asociación Civil Impulso Vital Aragua (ACIVA)	25.000					25.000
	- S2108 Asociación Civil Mujeres en Positivo por Venezuela	22.000					22.000
	- S2109 Asociación Civil Francisco de Miranda (ACFRAMI)	58.000					58.000
	- S2110 Asociación Civil Luz y Esperanza de Venezuela (LUESVEN)	26.000					26.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2111 Asociación Civil Manantial de Vida Pro Defensa de los Derechos Humanos	55.000					55.000
	- S2112 Asociación Civil de Mujeres por el Bienestar y Asistencia Recíproca (AMBAR)	138.650					138.650
	- S2113 Asociación Civil Luchemos por la Vida (ALVI)	22.000					22.000
	- S2114 Asociación Civil Margariteña de Ayuda y Respaldo (AMARE)	62.928					62.928
	- S2115 Asociación Civil Profesionales de Desarrollo en Salud Comunitaria (PRODESA)	104.000					104.000
	- S2116 Asociación Civil Venezolana de Educación en Salud Sexual (AVESS)	64.017					64.017
	- S2117 Cooperativa de Trabajadores de la Comunicación Pariana 179 (TRARADICOM)	30.000					30.000
	- S2118 Asociación Civil Desarrollo Endógeno Familiar y Comunitario (DEENFAC)	92.000					92.000
	- S2119 Fundación Bios Positivo (BIOS+)	29.000					29.000
	- S2120 Fundación Casa de los Girasoles Venezuela (FCGVEN)	160.000					160.000
	- S2121 Fundación Amigos de la Vida	27.000					27.000
	- S2122 Fundación Argelia Laya (FUNDARGELIA)	20.000					20.000
	- S2123 Fundación Daniela Chappard "Arte/Sida/Vida"	29.000					29.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2125 Fundación Niños en Positivo	25.000					25.000
	- S2126 Fundación para la Orientación y Prevención del VHI/SIDA (FOPVIH)	28.000					28.000
	- S2127 Fundación Social de Ayuda al Menor (FUNSOCAM)	48.000					48.000
	- S2128 Fundación Vida Integral (FUVIN)	25.000					25.000
	- S2129 Asociación Civil Mujeres Unidas por la Salud (MUSAS)	29.955					29.955
	- S2130 Sociedad Civil Organización Venezolana de Sordociegos	35.000					35.000
	- S2131 Asociación Civil Organización de Mujeres Macureñas (ORMUMA)	105.000					105.000
	- S2132 Asociación Civil Red Venezolana de Gente Positiva (RVG+)	34.000					34.000
	- S2133 Asociación Civil Sociedad Wills Wilde	89.000					89.000
	- S2134 Fundación Unidad de Trasplante de Médula Ósea Hospital de Clínicas Caracas (FUNDAMEDULA)	2.570.115					2.570.115
	- S2135 Fundación Renal de los Llanos Occidentales (FURENLLO)	110.000					110.000
	- S2136 Asociación Civil Funda Trasplante del Hospital Militar de Caracas	352.000					352.000
	- S2137 Fundación para la Prevención y el Tratamiento de Afecciones Renales (FUNDARENAL-HUC)	352.000					352.000
	- S2138 Fundación Merideña de Enfermos Renales	88.000					88.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- S2139 Fundación Nefrología de Niños del Hospital Central de Valencia (FUNDANEN)	88.000					88.000
	- S2140 Fundación Renal (FUNDAREN)	352.000					352.000
	- S2141 Fundación Programa Metropolitano de Trasplante de Hígado (FUNDAHIGADO)	5.288.936					5.288.936
	- S2142 Asociación Civil Organización Nacional de Trasplante de Venezuela (ONTV)	1.813.840					1.813.840
	- S2143 Fundación para el Desarrollo de la Salud Integral (FUNDESI)	60.000					60.000
	- S2154 Asociación Civil Proyectos Inesalud	34.000					34.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	74.671					74.671
	- S0105 Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ)	3.000					3.000
	- S0917 Sindicato Único Nacional de Empleados Públicos (SUNEP - SAS)	46.671					46.671
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela (AENJUVE)	1.000					1.000
	- S1873 Federación Nacional de Sindicatos Regionales, Sectoriales y Conexos de Trabajadores de la Salud (FENASIRTRASALUD)	24.000					24.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.01.78	Subsidios científicos al sector privado	200.000					200.000
	- S1895 Fundación Huntington de Venezuela (Mal de San Vito)	200.000					200.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	577.474					577.474
	- S0959 Subsidios Eventuales Diversos	577.474					577.474

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	155.040.737		191.068.511			346.109.248
	TOTAL	**155.040.737**		**191.068.511**			**346.109.248**

Ministerio del Poder Popular
para las Obras Públicas y Vivienda

MINISTERIO DEL PODER POPULAR PARA LAS OBRAS PÚBLICAS Y VIVIENDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para las Obras Públicas y Vivienda (MOPVI) fue creado por el Decreto Presidencial N° 6.626, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.130 del 03 de marzo 2009, mediante el cual se dicta el Decreto sobre Organización y Funcionamiento de la Administración Pública Nacional, asignándole la rectoría en materia de vialidad, circulación, tránsito y transporte terrestre, acuático y aéreo, puertos, muelles aeródromos, aeropuertos, sistema de transporte ferroviario nacional, sistema nacional de vivienda y hábitat , entre otras.

Para el ejercicio fiscal 2010 el Despacho, define las prioridades, objetivos, estrategias y políticas a desarrollar en correspondencia con las Líneas Generales del Proyecto Nacional Simón Bolívar, Primer Plan Socialista de Desarrollo Económico y Social de la Nación 2007-2013, enmarcadas en los ámbitos de su competencia y en las directrices de la Nueva Ética Socialista, Suprema Felicidad, Democracia Protagónica Revolucionaria, Modelo Productivo Socialista y Nueva Geopolítica Nacional e Internacional.

En cuanto al funcionamiento institucional aplicará una política de racionalización del gasto y optimización de recursos, en atención al Decreto 6.649 mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Nacional, en consideración con las restricciones de las finanzas públicas; garantizando la cobertura de los compromisos laborales y la continuación de los proyectos de apoyo institucional.

Uno de los retos fundamentales consiste en continuar garantizando la satisfacción progresiva de los ciudadanos a tener derecho a acceder a una vivienda y hábitat dignos, entendiéndose como el conjunto de componentes que interrelacionados entre sí, en todos los niveles, contribuirán a lograr los objetivos previstos en la Ley del Régimen Prestacional de Vivienda y Hábitat.

En este orden de ideas, este Despacho impulsa las líneas estratégicas fijadas por el Ejecutivo Nacional, concretadas en el Programa de Transformación Endógena de Barrios, en el marco del mismo se prevén recursos para apoyar el Plan "Barrio Nuevo Tricolor", cuyo objetivo es mejorar la calidad de vida de las comunidades que se encuentran en situación de pobreza y alto riesgo, con la construcción, rehabilitación, sustitución de ranchos por viviendas dignas en los sectores populares, a través del Proyecto de Campamentos Urbanos y Rurales MOPVI, el cual busca atender las necesidades habitacionales de la comunidad a intervenir, capacitando a la ciudadanía y facilitándoles las herramientas y maquinarias necesarias para que participen en la transformación y mejoras de sus viviendas, involucrando en estas labores a los Consejos Comunales, Comité de Tierras Urbanas y Rurales y Cooperativas de Construcción, auspiciando de esta manera, la dinamización de la economía y la generación de empleos, a fin de fomentar el desarrollo sustentable y el fortalecimiento del Poder Popular.

En lo atinente a la ordenación del territorio urbanístico, se dirigirá la gestión al establecimiento de la estructura funcional en los sistemas de centros poblados y, en consecuencia, planificar las actuaciones en infraestructura y equipamiento territorial requeridas a los fines de dinamizar políticas coherentes de ocupación del territorio y corregir los desequilibrios existentes en las interrelaciones funcionales entre los centros poblados, componentes del sistema y sus áreas productivas.

Igualmente, se prestará apoyo técnico a las Gobernaciones, Alcaldías, Organismos Públicos, Consejos Comunales y Comunidades en general, en el ámbito de la ordenación del territorio urbanístico, garantizando el seguimiento y control de los procesos de expropiación de tierras e inmuebles, adquiridos por la Nación para la ejecución de obras de interés público.

En lo que respecta al desarrollo de las obras públicas de equipamiento urbano de interés territorial, se mantendrá la responsabilidad de atender la infraestructura física y social del país; asimismo se continuará construyendo, ampliando, reparando, mejorando y remodelando la infraestructura pública, de conformidad con los Planes Nacionales y las líneas que para tal fin adelanta el Ejecutivo Nacional; de la misma manera participará y coadyuvará en la formulación de las directrices, normas y procedimientos técnicos para obras de ingeniería, arquitectura, mantenimiento de construcciones, desarrollo urbano y edificaciones del dominio público, direccionando los recursos a sectores prioritarios como son: salud, educación, seguridad, defensa, deporte, cultura, apoyo a la producción y a los estudios y proyectos de arquitectura y de ingeniería.

Por otra parte, prestará asesoría jurídica a los usuarios del sistema arrendaticio del país y proseguirá desarrollando las regulaciones en materia de alquiler de inmuebles urbanos y suburbanos destinados a vivienda, comercio, oficinas, industrias y otros usos, acorde al procedimiento establecido en la normativa que rige la materia.

En cuanto a la infraestructura vial terrestre, seguirá fortaleciendo la integración territorial de la Nación, mediante la atención a los corredores viales que conforman los ejes de desarrollo. Continuará prestando mantenimiento, ampliación, conservación, construcción y rehabilitación de obras viales; así como, puentes, túneles y pistas de aeropuertos, con énfasis en las regiones fronterizas.

En paralelo, iniciará y continuará los estudios y/o proyectos de autopistas, carreteras, vías urbanas y puentes, que permitan la ejecución de las obras viales a nivel nacional; asimismo, brindará atención oportuna a las emergencias que se presenten en la red vial.

Igualmente, continuará estimulando el desarrollo del sector agrario mediante la ejecución de proyectos orientados hacia la construcción, rehabilitación, mantenimiento y mejoras de las vías agrícolas a nivel nacional, con el propósito de optimizar la penetración desde las áreas de producción hacia los centros de distribución y/o consumo, así como también, a los servicios básicos, aumentando las posibilidades de desarrollo económico de las zonas rurales, con énfasis en los ejes de desconcentración territorial, para dar acceso a los núcleos de desarrollo, fundos zamoranos, comunas, asentamientos campesinos y todas aquellas zonas de desarrollo agrícolas estratégicas.

Asimismo, se mantiene la formulación y seguimiento de lineamientos y estrategias para la elaboración de los estudios de factibilidad, proyectos y planes de los diferentes modos de transporte, con la finalidad de evaluar, reubicar, construir y buscar alternativas de conexión que permitan consolidar e impulsar el desarrollo de las vías de comunicación nacional e internacional y faciliten la intermodalidad de los sistemas de transporte.

De la misma manera, se continuarán elaborando los planes maestros de los aeropuertos y puertos, tomando en consideración las características y condiciones económicas, políticas y sociales de la región y su zona de influencia; así como el Plan Estratégico Nacional del Sector Transporte, a fin de dirigir las inversiones en materia de infraestructura, en todas sus modalidades de transporte de pasajeros y carga, de acuerdo con las demandas actuales y potenciales en cada uno de los ejes de desarrollo.

Las direcciones estadales del MOPVI continuarán accionando a nivel nacional una participación activa y ejerciendo además, estrategias para fortalecer el poder comunal, instrumentando las normativas en materia de ordenación del territorio urbanístico, transporte, vialidad y las correspondientes a la ejecución de obras de interés nacional en coordinación con los Poderes Públicos Estadales y Municipales.

De igual forma, a través de los entes adscritos se continuará con la cobertura y la universalidad en la satisfacción de las necesidades del país, la concreción de planes en materia de vivienda, se adelantará sustancialmente en la expansión y consolidación de la infraestructura a nivel nacional, lo cual contempla la integración y engranaje de todo el Sistema Integrado de Transporte Masivo y de los servicios conexos, del transporte aéreo y del acuático; así como el ordenamiento de peajes, puertos y aeropuertos a nivel nacional, considerados instrumentos esenciales para mejorar la accesibilidad a la mayor parte del territorio nacional y por lo tanto, la clave para incrementar una sinergia socio-territorial sustentable, avanzando en la inclusión social y en el reordenamiento de la geopolítica territorial.

Finalmente, se continuará con el proyecto “Fondo de Aportes del Sector Público (FASP)”, administrado por el Banco Nacional de Vivienda y Hábitat, cuya finalidad es la ejecución y financiamiento de los planes, programas, proyectos, obras y acciones requeridas para la vivienda y hábitat.

RESUMEN DE PROYECTOS DEL ÓRGANO DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código		Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Proyecto de Presupuesto 2010	2011	Posteriores	Total
N.E	Ppto.								
37463	550054000	Construcción de Edificaciones de Educación Superior	02-01-73	31-12-19	124.752.335	7.030.810	249.062.759	160.081.746	540.927.650
37447	550055000	Construcción de Edificaciones de Seguridad y Defensa	02-04-85	30-12-13	7.221.748	2.295.000	43.107.332	7.538.936	60.163.016
26826	550058000	Construcción de Edificaciones Varias	01-03-83	30-12-12	17.071.002	500.000	44.979.730	1.000.000	63.550.732
37401	550063000	Construcción de Edificaciones Educacionales	02-01-91	31-12-12	89.346.865	2.650.000	191.287.226	14.743.941	298.028.032
				Total	**238.391.950**	**12.475.810**	**528.437.047**	**183.364.623**	**962.669.430**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
107.093	550035000	Reconstrucción, Reparación y Mantenimiento de Maquinarias Pesadas y Automotoras, Utilizadas para las Emergencias por el MOPVI.	Maquinaría			350	7.036.868			7.036.868
107.119	550036000	Fortalecimiento y Desarrollo de la Gestión Estadística en el Ministerio del Poder Popular para las Obras Públicas y Vivienda	Sistema			1	100.000			100.000
107.299	550037000	Servicio Educativo Integral para los hijos de los trabajadores del MOPVI y entes Adscritos (Sede Central)	Niño Atendido	160	140	300	2.000.000			2.000.000
107.064	550038000	Apoyo a la Gestión del Ordenamiento Territorial y Ejecución de Obras de Infraestructura y Vialidad	Tramitación			201.221	146.322.514			146.322.514
107.206	550039000	Instalación y Mantenimiento Menor de Puentes Provisionales y Permanentes en el Territorio Nacional	Metro Lineal			2.200	5.765.515			5.765.515
107.960	550040000	Atención Primaria de Emergencias en el Territorio Nacional	Emergencia			20	3.415.350			3.415.350
107.618	550041000	Plan de Seguridad Industrial, Higiene y Ergonomía	Equipo			750	500.000			500.000
107.025	550043000	Desarrollo de Estudios y/o Proyectos Integrales de Vialidad	Proyecto Ejecutado			22	2.133.000			2.133.000
107.442	550044000	Desarrollo de Estudios y/o Proyectos Integrales de Reforzamiento y Reparación de Puentes a Nivel Nacional.	Kilómetro			30	472.500	620.000		1.092.500

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
				Cantidad						
N.E.	Ppto.		Und. Medida	Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
108.110	550045000	Construcción y Mejoras de Carreteras	Kilómetro			1.807	2.343.499	3.238.073		5.581.572
107.385	550046000	Conservación y Mantenimiento de Carreteras en la Red Vial Principal.	Kilómetro			2.114	2.920.000			2.920.000
107.042	550047000	Conservación y Mantenimiento de Puentes en la Red Vial Principal	Puente			24	2.156.166	1.673.834		3.830.000
106.979	550048000	Estudios y Proyectos	Estudio			3	270.000			270.000
107.224	550049000	Estudios de Factibilidad	Estudio			4	275.400			275.400
107.295	550050000	Plan Estratégico Nacional de Transporte (Acuático, Aéreo y Terrestre)	Plan			1	372.600			372.600
107.338	550051000	Planes Maestros	Plan			5	270.000			270.000
107.023	550052000	Construcción, Rehabilitación y Mantenimiento de la Vialidad Agrícola Nacional.	Kilómetro			1.341	7.599.738			7.599.738
37.463	550054000	Construcción de Edificaciones de Educación Superior	Metro Cuadrado			153.049	7.030.810			7.030.810
37.447	550055000	Construcción de Edificaciones de Seguridad y Defensa	Metro Cuadrado			32.833	2.295.000			2.295.000
26.826	550058000	Construcción de Edificaciones Varias	Metro Cuadrado			54.110		500.000		500.000
108.181	550061000	Planes de Ordenación Urbanística	Plan			2	1.000.000			1.000.000
108.179	550062000	Planes Particulares a Nivel Nacional	Plan			3	799.200			799.200

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
37.401	550063000	Construcción de Edificaciones Educacionales	Metro Cuadrado			275.228	59.249	2.590.751		2.650.000
108.109	550064000	Conservación y Mantenimiento de Túneles	Metro Lineal			22.624	3.044.835			3.044.835
	559999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			2.804.752.353	887.682.356	1.917.069.997		2.804.752.353
						TOTAL	1.085.864.600	1.925.692.655		3.011.557.255

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
550001000	Dirección y Coordinación de los Gastos de los Trabajadores	633.534.053	180.286.053		813.820.106
550002000	Gestión Administrativa	2.267.211.313	461.336.443		2.728.547.756
550003000	Previsión y Protección Social	396.643.042	118.437.202		515.080.244
	TOTAL	**3.297.388.408**	**760.059.698**		**4.057.448.106**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**3.696**	**5.232**	**4.464**	**13.392**	**194.386.288**	**42.412.491**	**236.798.779**
Directivo	74	101	121	296	6.155.255	808.749	6.964.004
Profesional y Técnico	1.244	1.787	2.136	5.167	95.794.168	21.119.283	116.913.451
Personal Administrativo	992	379	716	2.087	25.582.515	6.540.163	32.122.678
Personal Médico	11	4	6	21	496.344	39.240	535.584
Obrero	1.375	2.961	1.485	5.821	66.358.006	13.905.056	80.263.062
Personal Fijo a Tiempo Parcial	**31**	**37**	**60**	**128**	**1.456.089**	**107.745**	**1.563.834**
Profesional y Técnico	7	3	35	45	494.013	39.975	533.988
Personal Médico	24	34	25	83	962.076	67.770	1.029.846
Personal Contratado			**728**	**728**	**14.637.384**		**14.637.384**
Profesional y Técnico			627	627	13.454.389		13.454.389
Obrero			101	101	1.182.995		1.182.995
TOTAL	3.727	5.269	5.252	14.248	210.479.761	42.520.236	252.999.997

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos 2010			Bolívares
	F	M	Total	
Pensionados	**2.173**	**3.862**	**6.035**	**167.177.947**
Médicos	45	77	122	1.222.305
Obreros	564	1.004	1.568	15.889.986
Empleados	1.564	2.781	4.345	150.065.656
Jubilados	**6.255**	**6.152**	**12.407**	**347.902.297**
Médicos	3	3	6	66.317
Obreros	1.788	1.626	3.414	43.133.139
Empleados	4.464	4.523	8.987	304.702.841
TOTAL	8.428	10.014	18.442	515.080.244

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	762.280.179	180.286.053		942.566.232
4.02	Materiales, Suministros y Mercancías	43.158.335	212.697		43.371.032
4.03	Servicios no Personales	98.897.711	22.160.432		121.058.143
4.04	Activos Reales	36.463.717	7.719.305		44.183.022
4.07	Transferencias y Donaciones	3.441.170.980	2.474.373.866		5.915.544.846
4.11	Disminución de Pasivos	1.282.086	1.000.000		2.282.086
	TOTAL	4.383.253.008	2.685.752.353		7.069.005.361

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	2.980.805.337	2.355.336.664		5.336.142.001
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.443.122.981	538.266.667		2.981.389.648
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	2.443.122.981	538.266.667		2.981.389.648
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	1.398.500.000	355.000.000		1.753.500.000
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	409.000.000	104.000.000		513.000.000
	- A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)	15.000.000	4.000.000		19.000.000
	- A0411 Fundación Pro-Patria 2000	28.000.000	5.000.000		33.000.000
	- A0444 Fundación Misión Hábitat	17.000.000	4.000.000		21.000.000
	- A0659 Instituto de Ferrocarriles del Estado (IFE)	162.500.000	30.000.000		192.500.000
	- A0661 Instituto Nacional de Canalizaciones (INC)	10.000.000	5.000.000		15.000.000
	- A0662 Instituto Nacional de la Vivienda (INAVI)	260.000.000	90.000.000		350.000.000
	- A0940 Instituto Nacional de Transporte Terrestre (INTT)	497.000.000	113.000.000		610.000.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	1.044.622.981	183.266.667		1.227.889.648
	- A0148 C.A. Metro de Maracaibo (METROMARA)	15.500.000	5.000.000		20.500.000
	- A0212 C.A. Metro de los Teques (METROTEQUES)	29.693.333	2.266.667		31.960.000
	- A0621 C.A. Metro de Caracas (CAMETRO)	799.429.648	130.000.000		929.429.648
	- A0635 Centro Simón Bolívar, S.A. (CSB)	25.000.000	5.000.000		30.000.000
	- A0651 C.A. Metro de Valencia (VALMETRO)	64.000.000	15.000.000		79.000.000
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)	35.000.000	5.000.000		40.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A1265 Sistema Integral de Transporte Superficial, S.A.	50.000.000	15.000.000		65.000.000
	- A1518 TRANSBAR, C.A.	6.000.000	1.000.000		7.000.000
	- A1538 TROLEBUS Mérida C.A. (TROMERCA)	20.000.000	5.000.000		25.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	537.682.356	1.817.069.997		2.354.752.353
4.07.03.03.00	Transferencias de Capital internas al Sector Público	537.682.356	1.817.069.997		2.354.752.353
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales		22.560.039		22.560.039
	- A0659 Instituto de Ferrocarriles del Estado (IFE)		22.560.039		22.560.039
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros		1.332.192.314		1.332.192.314
	- A0212 C.A. Metro de los Teques (METROTEQUES)		981.481.388		981.481.388
	- A0621 C.A. Metro de Caracas (CAMETRO)		350.710.926		350.710.926
4.07.03.03.06	Transferencias de Capital a Entes Descentralizados Financieros Bancarios	537.682.356	462.317.644		1.000.000.000
	- A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)	537.682.356	462.317.644		1.000.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	2.722.535	300.000		3.022.535
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.722.535	300.000		3.022.535
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	2.722.535	300.000		3.022.535
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	2.700.000	300.000		3.000.000
	- S1499 Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	2.700.000	300.000		3.000.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	22.535			22.535
	- S0420 Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678			4.678
	- S0425 Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580			5.580
	- S0454 Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.567			5.567
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	6.710			6.710

PROYECTO:	COD. N.E: 107093 COD. PPTO: 550035000 Reconstrucción, Reparación y Mantenimiento de Maquinarias Pesadas y Automotoras, Utilizadas para las Emergencias por el MOPVI.
UNIDAD DE MEDIDA:	Maquinaria
CANTIDAD:	350
ASIGNACIÓN PRESUPUESTARIA:	7.036.868
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector, las Políticas Públicas en Materia de: Ordenamiento Urbanístico, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales y Municipales.
OBJETIVOS ESPECÍFICOS:	Mantener Operativas y en Buen Estado las Maquinarias y Equipos Utilizados por el MOPVI, para la Atención Primaria de las Emergencias Viales en el Territorio Nacional.
RESULTADO:	Reconstruir, Reparar y Mantener Máquinas Pesadas y Automotoras del MOPVI, para Atender los Trabajos de Vialidad y Emergencias a Nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.942.117					2.942.117
4.02	Materiales, Suministros y Mercancías	1.322.126					1.322.126
4.03	Servicios no Personales	1.497.219					1.497.219
4.04	Activos Reales	1.275.406					1.275.406
	TOTAL	**7.036.868**					**7.036.868**

PROYECTO:	COD. N.E: 107119 COD. PPTO: 550036000 Fortalecimiento y Desarrollo de la Gestión Estadística en el Ministerio del Poder Popular para las Obras Públicas y Vivienda.
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	100.000
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector las Políticas Públicas en Materia de Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población, en concordancia con los Planes Nacionales, Estadales y Municipales
OBJETIVOS ESPECÍFICOS:	Desarrollar y Generar un Sistema de Obtención, Uso, Manejo, Divulgación y Demanda de la Información Estadística de Interés Público, que Permita la Planificación y la Toma de Decisiones en el MOPVI
RESULTADO:	Sistema Estadístico Adquirido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	100.000					100.000
	TOTAL	**100.000**					**100.000**

PROYECTO:	COD. N.E: 107299 COD. PPTO: 550037000 Servicio Educativo Integral para los Hijos de los Trabajadores del MOPVI y Entes Adscritos (Sede Central)
UNIDAD DE MEDIDA:	Niño Atendido
CANTIDAD:	Fem.(160) Mas.(140) Total(300)
ASIGNACIÓN PRESUPUESTARIA:	2.000.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector, las Políticas Públicas en Materia de: Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales.
OBJETIVOS ESPECÍFICOS:	Prestar un Servicio Educativo Integral a los Hijos de los Trabajadores del MOPVI y sus Entes Adscritos de Manera de Garantizar su Ingreso al Subsistema de Educación Básica
RESULTADO:	Niños/Niñas Iniciados en el Subsistema de Educación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	1.433.915					1.433.915
4.03	Servicios no Personales	566.085					566.085
	TOTAL	**2.000.000**					**2.000.000**

PROYECTO: COD. N.E: 107064 COD. PPTO: 550038000 Apoyo a la Gestión del Ordenamiento Territorial y Ejecución de Obras de Infraestructura y Vialidad

UNIDAD DE MEDIDA: Tramitación

CANTIDAD: 201.221

ASIGNACIÓN PRESUPUESTARIA: 146.322.514

DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional

OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector las Políticas Públicas en Materia de: Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población en Concordancia con los Planes Nacionales

OBJETIVOS ESPECÍFICOS: Apoyar al Ejecutivo Nacional en las Entidades Federales en la Construcción y Mantenimiento de Obras de Infraestructura Vial, de Equipamiento del Territorio Nacional y Redes que Conecta las Distintas Regiones y Ciudades del País, Así Como a los Estados en las Distintas Materias de su Competencia.

RESULTADO: Recursos para Financiar la Ejecución de Actividades de las Direcciones Estadales del MOPVI.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	127.967.320					127.967.320
4.02	Materiales, Suministros y Mercancías	6.840.785					6.840.785
4.03	Servicios no Personales	10.033.059					10.033.059
4.04	Activos Reales	1.444.904					1.444.904
4.07	Transferencias y Donaciones	36.446					36.446
	TOTAL	146.322.514					146.322.514

PROYECTO:	COD. N.E: 107206 COD. PPTO: 550039000 Instalación y Mantenimiento Menor de Puentes Provisionales y Permanentes en el Territorio Nacional
UNIDAD DE MEDIDA:	Metro Lineal
CANTIDAD:	2.200
ASIGNACIÓN PRESUPUESTARIA:	5.765.515
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector, las Políticas Públicas en Materia de Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Municipales y Estadales.
OBJETIVOS ESPECÍFICOS:	Montaje, Desmontaje, Reparación, Fabricación de Puentes de Emergencia en el Territorio Nacional.
RESULTADO:	Fabricación, Montaje, Desmontaje, Reparación de Puentes de Emergencia en el Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.483.857					2.483.857
4.02	Materiales, Suministros y Mercancías	1.541.362					1.541.362
4.03	Servicios no Personales	861.649					861.649
4.04	Activos Reales	878.647					878.647
	TOTAL	**5.765.515**					**5.765.515**

PROYECTO: COD. N.E: 107960 COD. PPTO: 550040000 Atención Primaria de Emergencias en el Territorio Nacional
UNIDAD DE MEDIDA: Emergencia
CANTIDAD: 20
ASIGNACIÓN PRESUPUESTARIA: 3.415.350
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector, las Políticas Públicas en Materia de Desarrollo Urbanístico, Transporte, Comunicaciones y Vivienda con la Finalidad de Atender las Necesidades de la Población
OBJETIVOS ESPECÍFICOS: Atender Oportunamente de Manera Inmediata las Emergencias que se Presenten en Autopistas, Carreteras y Vías Urbanas, con el Propósito de Garantizar Seguridad al Usuario.
RESULTADO: Emergencias Atendidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	1.700.179					1.700.179
4.03	Servicios no Personales	1.715.171					1.715.171
	TOTAL	**3.415.350**					**3.415.350**

PROYECTO:	COD. N.E: 107618 COD. PPTO: 550041000 Plan de Seguridad Industrial, Higiene y Ergonomía
UNIDAD DE MEDIDA:	Equipo
CANTIDAD:	750
ASIGNACIÓN PRESUPUESTARIA:	500.000
DIRECTRÍZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector, las Políticas Públicas en Materia de: Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales
OBJETIVOS ESPECÍFICOS:	Garantizar el Cumplimiento de la Norma Vigente, Minimizando el Riesgo en el Área Laboral, Proteger y Promover el Bienestar Social de los Trabajadores
RESULTADO:	Equipos Reparados y Conservados. Ambulancia Adquirida, Central Contra Incendio Adquirida, Personal Formado y Capacitado, Productos de Seguridad Adquiridos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	500.000					500.000
	TOTAL	**500.000**					**500.000**

PROYECTO:	COD. N.E: 107025 COD. PPTO: 550043000 Desarrollo de Estudios y/o Proyectos Integrales de Vialidad
UNIDAD DE MEDIDA:	Proyecto Ejecutado
CANTIDAD:	22
ASIGNACIÓN PRESUPUESTARIA:	2.133.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector las Políticas Públicas en Materia de: Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales y Municipales
OBJETIVOS ESPECÍFICOS:	Elaborar los Estudios y/o Proyectos Integrales de Autopistas, Carreteras y Vías Urbanas que Permitan la Ejecución de las Obras Correspondientes.
RESULTADO:	Estudios y/o Proyectos Ejecutados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	158.000					158.000
4.04	Activos Reales	1.975.000					1.975.000
	TOTAL	**2.133.000**					**2.133.000**

PROYECTO:	COD. N.E: 107442 COD. PPTO: 550044000 Desarrollo de Estudios y/o Proyectos Integrales de Reforzamiento y Reparación de Puentes a Nivel Nacional.
UNIDAD DE MEDIDA:	Kilómetro
CANTIDAD:	30
ASIGNACIÓN PRESUPUESTARIA:	1.092.500
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar Como Órgano Rector las Políticas Públicas en Materia de: Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población.
OBJETIVOS ESPECÍFICOS:	Elaborar los Estudios y Proyectos Integrales de Reforzamiento, Reparaciones y Rehabilitación de Puentes a Nivel Nacional que Permitan la Ejecución de las Obras Correspondientes.
RESULTADO:	Estudios y/o Proyectos de Puentes Elaborados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	35.000		45.926			80.926
4.04	Activos Reales	437.500		574.074			1.011.574
	TOTAL	**472.500**		**620.000**			**1.092.500**

PROYECTO: COD. N.E: 108110 COD. PPTO: 550045000 Construcción y Mejoras de Carreteras
UNIDAD DE MEDIDA: Kilómetro
CANTIDAD: 1.807
ASIGNACIÓN PRESUPUESTARIA: 5.581.572
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector, las Políticas en Materia de: Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad Y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales y Municipales.
OBJETIVOS ESPECÍFICOS: Construir y Mejorar las Carreteras de la Red Vial Principal, que Permitan Mejorar la Transitabilidad a Nivel Nacional.
RESULTADO: Carretera Construida o Mejorada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	251.088		346.936			598.024
4.04	Activos Reales	2.092.411		2.891.137			4.983.548
	TOTAL	2.343.499		3.238.073			5.581.572

PROYECTO: COD. N.E: 107385 COD. PPTO: 550046000 Conservación y Mantenimiento de Carreteras en la Red Vial Principal.
UNIDAD DE MEDIDA: Kilómetro
CANTIDAD: 2.114
ASIGNACIÓN PRESUPUESTARIA: 2.920.000
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector, las Políticas en Materia de Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales y Municipales
OBJETIVOS ESPECÍFICOS: Conservar y Mantener las Carreteras para Garantizar la Transitabilidad en la Red Vial
RESULTADO: Carretera Conservada o Mantenida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	312.857					312.857
4.04	Activos Reales	2.607.143					2.607.143
	TOTAL	2.920.000					2.920.000

PROYECTO:	COD. N.E: 107042 COD. PPTO: 550047000 Conservación y Mantenimiento de Puentes en la Red Vial Principal
UNIDAD DE MEDIDA:	Puente
CANTIDAD:	24
ASIGNACIÓN PRESUPUESTARIA:	3.830.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector las Políticas en Materia de Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales y Municipales.
OBJETIVOS ESPECÍFICOS:	Conservar y Mantener los Puentes para Garantizar la Transitabilidad en la Red Vial Principal.
RESULTADO:	Puente Conservado o Mantenido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	231.018		179.339			410.357
4.04	Activos Reales	1.925.148		1.494.495			3.419.643
	TOTAL	**2.156.166**		**1.673.834**			**3.830.000**

PROYECTO: COD. N.E: 106979 COD. PPTO: 550048000 Estudios y Proyectos
UNIDAD DE MEDIDA: Estudio
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 270.000
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector las Políticas Públicas en Materia de Transporte Acuático, Aéreo y Terrestre con la Finalidad de Atender las Necesidades de la Población en Concordancia con los Planes Nacionales, Regionales y Locales.
OBJETIVOS ESPECÍFICOS: Elaborar los Estudios y Proyectos de los Distintos Modos de Transporte con la Finalidad de Actualizar, Construir, Optimizar la Red de Infraestructura Vial de los Diferentes Sistemas de Transporte
RESULTADO: Estudios y Proyectos Concluidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	20.001					20.001
4.04	Activos Reales	249.999					249.999
	TOTAL	270.000					270.000

PROYECTO: COD. N.E: 107224 COD. PPTO: 550049000 Estudios de Factibilidad
UNIDAD DE MEDIDA: Estudio
CANTIDAD: 4
ASIGNACIÓN PRESUPUESTARIA: 275.400
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector las Políticas Públicas en Materia de Transporte Acuático, Aéreo y Terrestre, con la Finalidad de Atender las Necesidades de la Población en Concordancia con los Planes Nacionales, Estadales y Municipales.
OBJETIVOS ESPECÍFICOS: Elaborar los Estudios de Factibilidad de los Diferentes Modos de Transporte con la Finalidad de Facilitar su Intermodalización
RESULTADO: Estudios de Factibilidad Concluidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	20.400					20.400
4.04	Activos Reales	255.000					255.000
	TOTAL	275.400					275.400

PROYECTO: COD. N.E: 107295 COD. PPTO: 550050000 Plan Estratégico Nacional de Transporte (Acuático, Aéreo y Terrestre)
UNIDAD DE MEDIDA: Plan
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 372.600
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector las Políticas en Materia de Transporte, con la Finalidad de Atender las Necesidades de la Población en Concordancia con el Plan de Desarrollo Económico y Social de la Nación
OBJETIVOS ESPECÍFICOS: Elaborar el Plan Estratégico Nacional de Transporte, con el Objeto de Orientar el Desarrollo e Inversiones en Materia de Infraestructura
RESULTADO: Plan Estratégico Nacional de Transporte Elaborado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	27.600					27.600
4.04	Activos Reales	345.000					345.000
	TOTAL	**372.600**					**372.600**

PROYECTO:	COD. N.E: 107338 COD. PPTO: 550051000 Planes Maestros
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	5
ASIGNACIÓN PRESUPUESTARIA:	270.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector las Políticas Públicas en Materia de Transporte Aéreo, con la Finalidad de Atender las Necesidades de la Población en Concordancia con los Planes Nacionales, Estadales y Municipales.
OBJETIVOS ESPECÍFICOS:	Elaboración de los Planes Maestros Necesarios para el Ordenamiento y Actualización de la Red Aeroportuaria a Nivel Nacional, con el fin de Consolidar las Vías de Comunicación Nacional e Internacional.
RESULTADO:	Plan Maestro de Aeropuerto Elaborado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	20.001					20.001
4.04	Activos Reales	249.999					249.999
	TOTAL	**270.000**					**270.000**

PROYECTO:	COD. N.E: 107023 COD. PPTO: 550052000 Construcción, Rehabilitación y Mantenimiento de la Vialidad Agrícola Nacional.
UNIDAD DE MEDIDA:	Kilómetro
CANTIDAD:	1.341
ASIGNACIÓN PRESUPUESTARIA:	7.599.738
DIRECTRÍZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector las Políticas Públicas en Materia de: Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales.
OBJETIVOS ESPECÍFICOS:	Construir, Rehabilitar y Mejorar la Vialidad Agrícola Nacional a fin de Garantizar la Transitabilidad de los Usuarios y los Productos Agropecuarios.
RESULTADO:	Vías Agrícolas Construidas, Rehabilitadas o Mejoradas a Nivel Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	814.261					814.261
4.04	Activos Reales	6.785.477					6.785.477
	TOTAL	7.599.738					7.599.738

PROYECTO:	COD. N.E: 37463 COD. PPTO: 550054000 Construcción de Edificaciones de Educación Superior
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD:	153.049
ASIGNACIÓN PRESUPUESTARIA:	7.030.810
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Desarrollar como Organismo Rector, las Políticas Públicas en Materia de Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población en Concordancia con Los Planes Nacionales, Estatales y Municipales
OBJETIVOS ESPECÍFICOS:	Continuar Construyendo la Infraestructura Física de las Edificaciones Públicas del Sector Educación Superior a Nivel Nacional, para Prestar un Mejor Servicio
RESULTADO:	Edificaciones de Educación Superior Construidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	753.302					753.302
4.04	Activos Reales	6.277.508					6.277.508
	TOTAL	7.030.810					7.030.810

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 55 Ministerio del Poder Popular para las Obras Públicas y Vivienda
PROYECTO : COD. N.E: 37463 COD. PPTO: 550054000 Construcción de Edificaciones de Educación Superior
FECHA DE INICIO : 02/01/1973
FECHA DE FINALIZACIÓN : 31/12/2019
COSTO TOTAL : 540.928

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010						2011	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Instituto Venezolano de Investigaciones Científicas (Planta Física), Mcpio. Los Salias, Edo. Miranda	404	Activos Reales			2.081						
Universidad de Oriente.	404	Activos Reales			2.411						
Universidad Nacional Experimental Simón Rodríguez, Mcpio. Valera, Edo. Trujillo	404	Activos Reales			1.786						
		TOTAL			6.278						

PROYECTO: COD. N.E: 37447 COD. PPTO: 550055000 Construcción de Edificaciones de Seguridad y Defensa
UNIDAD DE MEDIDA: Metro Cuadrado
CANTIDAD: 32.833
ASIGNACIÓN PRESUPUESTARIA: 2.295.000
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Organismo Rector las Políticas Públicas en Materia de Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad y Telecomunicaciones, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales y Municipales
OBJETIVOS ESPECÍFICOS: Continuar Construyendo la Infraestructura Física de las Edificaciones Públicas del Sector Seguridad y Defensa a Nivel Nacional, para Prestar un Mejor Servicio.
RESULTADO: Edificaciones de Seguridad y Defensa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	245.893					245.893
4.04	Activos Reales	2.049.107					2.049.107
	TOTAL	2.295.000					2.295.000

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 55 Ministerio del Poder Popular para las Obras Públicas y Vivienda
PROYECTO : COD. N.E: 37447 COD. PPTO: 550055000 Construcción de Edificaciones de Seguridad y Defensa
FECHA DE INICIO : 02/04/1985
FECHA DE FINALIZACIÓN : 30/12/2013
COSTO TOTAL : 60.163

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010						2011	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Escuela Virgen Misionera de la Esperaza en Maturín. Santuario Mariano. Mcpio. Maturín. Edo Monagas	404	Activos Reales			2.049						
TOTAL					2.049						

PROYECTO:	COD. N.E: 26826 COD. PPTO: 550058000 Construcción de Edificaciones Varias
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD:	54.110
ASIGNACIÓN PRESUPUESTARIA:	500.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector las Políticas en Materia de Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad Y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales Y Municipales
OBJETIVOS ESPECÍFICOS:	Continuar Construyendo la Infraestructura Física de las Edificaciones Públicas Varias a Nivel Nacional, para Prestar un Mejor Servicio
RESULTADO:	Construcción de Edificaciones Varias

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales			53.571			53.571
4.04	Activos Reales			446.429			446.429
	TOTAL			500.000			500.000

PROYECTO: COD. N.E: 108181 COD. PPTO: 550061000 Planes de Ordenación Urbanística
UNIDAD DE MEDIDA: Plan
CANTIDAD: 2
ASIGNACIÓN PRESUPUESTARIA: 1.000.000
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector las Políticas Públicas en Materia de Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda con la Finalidad de Atender las Necesidades de la Población en Concordancia con Los Planes Nacionales
OBJETIVOS ESPECÍFICOS: Elaborar Planes de Ordenación Urbanística de Los Espacios Funcionales Conformados por los Microsistemas: 1. El Tigre-San José de Guanipa y Anaco; 2. Valle De La Pascua Edo. Guárico
RESULTADO: Planes de Ordenación Urbanística

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	74.074					74.074
4.04	Activos Reales	925.926					925.926
	TOTAL	1.000.000					1.000.000

PROYECTO: COD. N.E: 108179 COD. PPTO: 550062000 Planes Particulares a Nivel Nacional
UNIDAD DE MEDIDA: Plan
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 799.200
DIRECTRÍZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Desarrollar como Órgano Rector las Políticas Públicas en Materia de: Ordenamiento Urbanístico, Transporte, Comunicaciones y Vivienda, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con Los Planes Nacionales
OBJETIVOS ESPECÍFICOS: Establecer las Actuaciones de Infraestructura y Equipamiento que Dinamizan, Desarrollan e Integran el Territorio
RESULTADO: Planes Particulares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	59.200					59.200
4.04	Activos Reales	740.000					740.000
	TOTAL	799.200					799.200

PROYECTO:	COD. N.E: 37401 COD. PPTO: 550063000 Construcción de Edificaciones Educacionales
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD:	275.228
ASIGNACIÓN PRESUPUESTARIA:	2.650.000
DIRECTRÍZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Desarrollar como Organismo Rector, las Políticas Públicas en Materia de Desarrollo Urbanístico, Transporte Terrestre, Aéreo y Acuático, Vialidad, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales y Municipales.
OBJETIVOS ESPECÍFICOS:	Continuar Construyendo la Infraestructura Física de las Edificaciones Públicas de Educación Básica, Diversificada y Especial a Nivel Nacional, para Prestar un Mejor Servicio.
RESULTADO:	Edificaciones de Educación Especial, Básica y Diversificada Construidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	6.349		277.581			283.930
4.04	Activos Reales	52.900		2.313.170			2.366.070
	TOTAL	**59.249**		**2.590.751**			**2.650.000**

EJECUCIÓN QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILES DE BOLÍVARES)

ORGANISMO : 55 Ministerio del Poder Popular para las Obras Públicas y Vivienda
PROYECTO : COD. N.E: 37401 COD. PPTO: 550063000 Construcción de Edificaciones Educacionales
FECHA DE INICIO : 02/01/1991
FECHA DE FINALIZACIÓN : 31/12/2012
COSTO TOTAL : 298.028

Acción Específica	Código	Partida	Asignado al 31/12/2009	2010						2011	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Escuela Básica Aguas Calientes. Mcpio. Campo Elías. Estado Mérida	404	Activos Reales			53						
	TOTAL				53						

PROYECTO:	COD. N.E: 108109 COD. PPTO: 550064000 Conservación y Mantenimiento de Túneles
UNIDAD DE MEDIDA:	Metro Lineal
CANTIDAD:	22.624
ASIGNACIÓN PRESUPUESTARIA:	3.044.835
DIRECTRÍZ ESTRATÉGICA:	Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO:	Desarrollar como Órgano Rector, las Políticas en Materia de Desarrollo Urbanístico, Transporte Terrestre, Aéreo, Acuático, Vialidad y Comunicaciones, con la Finalidad de Atender las Necesidades de la Población, en Concordancia con los Planes Nacionales, Estadales, y Municipales.
OBJETIVOS ESPECÍFICOS:	Conservar y Mantener los Túneles en el Área Metropolitana de Caracas, Estado Miranda y Vargas.
RESULTADO:	Túnel Conservado o Mantenido.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	326.233					326.233
4.04	Activos Reales	2.718.602					2.718.602
	TOTAL	**3.044.835**					**3.044.835**

PROYECTO: COD. PPTO: 559999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: 2.804.752.353
ASIGNACIÓN PRESUPUESTARIA: 2.804.752.353
DIRECTRÍZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista
OBJETIVO ESTRATÉGICO: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
OBJETIVOS ESPECÍFICOS: Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
RESULTADO: 2.804.752.353

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	887.682.356	1.354.752.353	562.317.644			2.804.752.353
	- 001 Inversiones Operativas		196.260.322				196.260.322
	- 002 Línea 5. Tramo Plaza Venezuela-Miranda II		154.450.604				154.450.604
	- 003 Línea 2 El Tambor-San Antonio de Los Altos		981.481.388				981.481.388
	-004 Rehabilitación Del Sistema Centro Occidental Simón Bolívar. Tramo Puerto Cabello Barquisimeto Y Yaritagua-Acarigua		22.560.039				22.560.039
	Resto de Fuentes de Financiamiento	887.682.356		562.317.644			1.450.000.000
	TOTAL	**887.682.356**	**1.354.752.353**	**562.317.644**			**2.804.752.353**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	887.682.356	1.354.752.353	562.317.644			2.804.752.353
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	350.000.000		100.000.000			450.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	350.000.000		100.000.000			450.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	350.000.000		100.000.000			450.000.000
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	350.000.000		100.000.000			450.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	537.682.356	1.354.752.353	462.317.644			2.354.752.353
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	537.682.356	1.354.752.353	462.317.644			2.354.752.353
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales		22.560.039				22.560.039
	- A0659 Instituto de Ferrocarriles del Estado (IFE)		22.560.039				22.560.039
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros		1.332.192.314				1.332.192.314
	- A0212 C.A. Metro de Los Teques (METROTEQUES)		981.481.388				981.481.388
	- A0621 C.A. Metro de Caracas (CAMETRO)		350.710.926				350.710.926
4.07.03.03.06	Transferencias de capital a entes descentralizados financieros bancarios	537.682.356		462.317.644			1.000.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)	537.682.356		462.317.644			1.000.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	628.886.885		180.286.053			809.172.938
4.03	Servicios no Personales	4.647.168					4.647.168
	TOTAL	633.534.053		180.286.053			813.820.106

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	30.319.968		212.697			30.532.665
4.03	Servicios no Personales	75.622.083		21.257.079			96.879.162
4.04	Activos Reales	3.178.040					3.178.040
4.07	Transferencias y Donaciones	2.156.809.136		438.866.667			2.595.675.803
4.11	Disminución de Pasivos	1.282.086		1.000.000			2.282.086
	TOTAL	2.267.211.313		461.336.443			2.728.547.756

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.093.122.981		438.266.667			2.531.389.648
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.093.122.981		438.266.667			2.531.389.648
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	2.093.122.981		438.266.667			2.531.389.648
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	1.048.500.000		255.000.000			1.303.500.000
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	59.000.000		4.000.000			63.000.000
	- A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)	15.000.000		4.000.000			19.000.000
	- A0411 Fundación Pro-Patria 2000	28.000.000		5.000.000			33.000.000
	- A0444 Fundación Misión Hábitat	17.000.000		4.000.000			21.000.000
	- A0659 Instituto de Ferrocarriles del Estado (IFE)	162.500.000		30.000.000			192.500.000
	- A0661 Instituto Nacional de Canalizaciones (INC)	10.000.000		5.000.000			15.000.000
	- A0662 Instituto Nacional de la Vivienda (INAVI)	260.000.000		90.000.000			350.000.000
	- A0940 Instituto Nacional de Transporte Terrestre (INTT)	497.000.000		113.000.000			610.000.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	1.044.622.981		183.266.667			1.227.889.648
	- A0148 C.A. Metro de Maracaibo	15.500.000		5.000.000			20.500.000
	- A0212 C.A. Metro de los Teques (METROTEQUES)	29.693.333		2.266.667			31.960.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0621 C.A. Metro de Caracas (CAMETRO)	799.429.648		130.000.000			929.429.648
	- A0635 Centro Simón Bolívar, S.A. (CSB)	25.000.000		5.000.000			30.000.000
	- A0651 C.A. Metro de Valencia (VALMETRO)	64.000.000		15.000.000			79.000.000
	- A1209 Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos, S.A. (CONVIASA)	35.000.000		5.000.000			40.000.000
	- A1265 Sistema Integral de Transporte Superficial, S.A.	50.000.000		15.000.000			65.000.000
	- A1518 TRANSBAR, C.A.	6.000.000		1.000.000			7.000.000
	- A1538 TROLEBUS Mérida C.A. (TROMERCA)	20.000.000		5.000.000			25.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.722.535		300.000			3.022.535
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.722.535		300.000			3.022.535
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	2.722.535		300.000			3.022.535
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	2.700.000		300.000			3.000.000
	- S1499 Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	2.700.000		300.000			3.000.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	22.535					22.535
	- S0420 Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678					4.678
	- S0425 Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580					5.580
	- S0454 Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.567					5.567
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	6.710					6.710

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	396.643.042		118.437.202			515.080.244
	TOTAL	**396.643.042**		**118.437.202**			**515.080.244**

Ministerio del Poder Popular para Ciencia, Tecnología e Industrías Intermedias

MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio económico del año 2010, el Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias (MPPCTII) ha definido objetivos, estrategias, políticas y proyectos, con el propósito fundamental de conducir la política pública de ciencia, tecnología e innovación en función de incrementar las capacidades nacionales en la materia y lograr la "masificación industrial".

Cabe destacar, que los proyectos contemplados en el Plan y Presupuesto 2010 se encuentran enmarcados dentro de las grandes Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, Plan Nacional de Ciencia, Tecnología e Innovación 2005-2030, Plan Nacional de Telecomunicaciones, Informática y Servicios Postales 2007–2013 y Plan Industrialización de Producción, Distribución y Satisfacción de las Necesidades del Pueblo y la Industria 2007–2024; focalizando su accionar en el modelo de desarrollo de país que actualmente se construye, el cual privilegia la inclusión social y la superación de la pobreza, determinando de esta manera la creación de una nueva institucionalidad para la ciencia, la tecnología, la innovación y la industrialización.

Para el año 2010, las actividades del MPPCTII y sus organismos adscritos profundizarán y consolidarán la forma de hacer y aplicar la ciencia, la tecnología y la innovación, a fin de lograr la masificación industrial, a través de cinco lineamientos o políticas institucionales definidas como:

- Industrialización para la satisfacción de las necesidades del pueblo
- Investigación, desarrollo e innovación para promover el desarrollo industrial
- Ciencias básicas para la soberanía e independencia nacional
- Tecnologías de información y comunicación (TIC), habilitadoras del nuevo modelo científico-tecnológico e industrial
- Máxima independencia posible en lo industrial y tecno-científico.

En el marco de las políticas institucionales anteriormente descritas, se desarrollarán catorce programas institucionales que permitirá direccionar y unificar los proyectos y acciones orientados a impactar áreas estratégicas y prioritarias para el país, como son:

1. Energía: Impulso al desarrollo de diferentes fuentes energéticas (convencionales y alternativas).
2. Gestión de procesos industriales: Mejoramiento de procesos y productos agroindustriales.
3. Productividad agrícola: Que contribuyen a mejorar la calidad y cantidad de productos agrícolas.

4. Ciencia, tecnología y sociedad: Estudio, diseño y gestión de procesos tecnológicos y su adecuación a la sociedad.
5. Uso y desarrollo de la tecnología espacial: Desarrollo de la tecnología satelital para la seguridad, defensa y soberanía nacional.
6. Tecnologías libres: Tecnologías de información libre, desarrollo de componentes y dispositivos electrónicos en el área de telecomunicaciones.
7. Gestión social de servicios de comunicación: Impulso y desarrollo de los servicios postales, telefónicos y satelitales destinados a transferir información y comunicación.
8. Fortalecimiento del tejido industrial: Impulso de la industrialización desarrollando Empresas de Producción Social (EPS).
9. Formación de talento: Actividades que fortalecen los procesos educativos (formales y no formales) para incrementar las capacidades y permitir el dominio del conocimiento de la ciencia, tecnología e innovación (CTI).
10. Financiamiento: Apoyo financiero a planes, programas y proyectos dirigidos al desarrollo científico, tecnológico e industrial.
11. Salud pública: Proyectos que contribuyen a reducir las enfermedades endémicas e impulsan la soberanía farmacológica.
12. Visibilidad y apropiación científica, tecnológica e industrial: Producción, transferencia, divulgación y valoración de conocimientos en Ciencia, Tecnología e Información
13. Gestión científica, tecnológica e industrial: Actividades de coordinación y articulación entre los diferentes actores del Sistema Nacional de Ciencia Tecnología e Información (SNCTI) para fortalecer la institucionalidad CTI, incentivando la participación bajo el criterio de pertinencia social.
14. Fortalecimiento institucional: Actividades que contribuyen a mejorar la calidad de la gestión institucional del MPPCTI y sus organismos adscritos.

En tal sentido, las políticas, programas y proyectos serán las estrategias que apoyarán el desarrollo de la máxima independencia posible del aparato productivo venezolano, a través de la investigación, desarrollo e innovación para la satisfacción de las necesidades del pueblo, promoviendo el desarrollo de un tejido industrial nacional robusto, económicamente sostenible y ambientalmente sustentable, generador de bienes de capital, intermedios y de consumo final así como de servicios, impulsando las Tecnologías de Información y Comunicación (TIC), como herramienta habilitadora para la apropiación social del conocimiento científico tecnológico e industrial a nivel nacional y alcanzar mayores niveles de soberanía científico tecnológica, así como un desarrollo industrial cada vez más independiente.

La política de financiamiento del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias (MPPCTII), está enmarcada en la fusión del viceministerio de Industrias Ligeras, el Ministerio del Poder Popular para las Telecomunicaciones y la Informática y el viceministerio de Proyectos del Ministerio del Poder Popular para las Comunas, bajo este escenario, que le demarca nuevas funciones y competencias, tiene la disponibilidad de una cuota presupuestaria aprobada por el Ejecutivo Nacional por Bs. 1.413.522.607, de los cuales Bs. 1.165.306.961 corresponden a recursos ordinarios y Bs. 248.215.646 corresponden a Gestión Fiscal.

Es importante destacar, que para la formulación del Presupuesto 2010 se dio prioridad al financiamiento de los proyectos, garantizando los gastos fundamentales para el funcionamiento institucional, entre ellos, los gastos de personal. Así mismo, se aplicaron criterios de racionalización al gasto de adquisición de materiales, suministros, mercancías y la cobertura de algunos servicios no personales (relaciones sociales, servicios básicos, publicidad y propaganda y otros).

En consecuencia se acordó mejorar sustancialmente los niveles de eficiencia en la distribución y aplicación de los recursos presupuestarios institucionales, hacia la consecución de los objetivos y metas propuestas para los otros proyectos y acciones planteadas.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
107.985	560028000	Promoción de la Inversión Productiva de Bienes Prioritarios en los Sectores: Salud, Construcción, Empaque, Plásticos, Químicos, Textil, Calzado, Metalmecánica y Agroindustria.	Empresa Certificada			8	500.000			500.000
107.851	560052000	Implementar un sistema de gestión para el suministro de bienes de capital e insumos industriales.	Gestión Industrial			51	700.000			700.000
108.177	560053000	Oficina de atención al ciudadano.	Oficina			1	937.938			937.938
108.214	560054000	Espacios socio políticos de participación comunitaria en ciencia tecnología innovación e industria.	Espacio			100	562.062			562.062
108.143	560055000	Investigación científica y tecnológica en áreas estratégicas para el desarrollo socio productivo.	Red de Investigación			7	500.000			500.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
108.139	560056000	Promoción de la independencia científico-tecnológica e industrial y del uso de las tecnologías de información y comunicación (TIC) como herramientas habiltadoras, en el contexto de la nueva geopolítica mundial de las Relaciones Internacionales.	Plan			8	2.500.000			2.500.000
107.900	560057000	Fortalecimiento de la gestión política y administrativa de la Dirección del Despacho.	Institución Fortalecida			1	800.000			800.000
107.998	560058000	Formación de Talento en Ciencia, Tecnología e Innovación.	Persona Capacitada			430	1.000.000			1.000.000
107.675	560059000	Divulgación de los logros del ministerio del poder popular para ciencia tecnología e industrias intermedias en correspondencia con el Plan Nacional Simón Bolívar.	Producto			84	2.000.000			2.000.000
108.086	560060000	Acciones en visibilidad, popularización y apropiación social de la ciencia y la tecnología.	Usuario	15.830	10.113	25.943	500.000			500.000
108.172	560061000	Estudios Prospectivos y diagnósticos situacionales sobre áreas estratégicas del país.	Documento			3	300.000			300.000
107.944	560062000	Identificación, Promoción y Transferencia de Tecnología y Procesos de Innovación para los sectores agrícolas e industrial.	Transferencia Tecnológica			16	300.000			300.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
108.065	560063000	Redes Socialistas de Innovación Productiva (RSIP) estrategia de transferencia, aplicación y apropiación social de conocimientos y tecnologías dirigidas al sector agroproductivo.	Redes Fortalecidas			150	1.200.000			1.200.000
108.038	560064000	Adecuar las importaciones en función de los requerimientos detectados, como instrumento para el desarrollo de la industria nacional.	Programa / Plan			1	400.000			400.000
108.047	560065000	Fortalecimiento del sector industrial generador de bienes de capital, intermedios y de consumo final, orientados a satisfacer las necesidades de bienes y servicios básicos prioritarios para el pueblo.	Unidad de Producción			10	1.000.000			1.000.000
107.897	560066000	Ampliación de la plataforma tecnológica	Servicio Prestado			50	2.500.000			2.500.000
109.084	560067000	Políticas, planes y estrategias sectoriales integradas en ciencia, tecnología e industrias intermedias	Documento			1	260.000			260.000
	569999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			470.738.414	347.731.737	123.006.677		470.738.414
						TOTAL	**363.691.737**	**123.006.677**		**486.698.414**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
560001000	Dirección y Coordinación de los Gastos de los Trabajadores	140.578.430			140.578.430
560002000	Gestión Administrativa	659.982.994	125.208.969		785.191.963
560003000	Previsión y Protección Social	1.053.800			1.053.800
	TOTAL	**801.615.224**	**125.208.969**		**926.824.193**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**291**	**257**	**120**	**668**	**10.903.114**	**1.036.817**	**11.939.931**
Directivo	18	5	14	37	799.129		799.129
Profesional y Técnico	205	140	93	438	7.779.817	496.150	8.275.967
Personal Administrativo	63	2	8	73	915.542	67.116	982.658
Obrero	5	110	5	120	1.408.626	473.551	1.882.177
Personal Contratado	**103**	**174**		**277**	**9.632.368**		**9.632.368**
Profesional y Técnico	98	128		226	8.468.343		8.468.343
Obrero	5	46		51	1.164.025		1.164.025
TOTAL	**394**	**431**	**120**	**945**	**20.535.482**	**1.036.817**	**21.572.299**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**2**	**7**	**9**	**403.340**
Empleados	2	7	9	403.340
Jubilados	**3**	**7**	**10**	**330.260**
Empleados	3	7	10	330.260
TOTAL	5	14	19	733.600

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	132.847.968			132.847.968
4.02	Materiales, suministros y mercancías	6.910.577			6.910.577
4.03	Servicios no personales	36.009.643			36.009.643
4.04	Activos reales	9.251.967			9.251.967
4.07	Transferencias y donaciones	980.036.806	248.215.646		1.228.252.452
4.11	Disminución de pasivos	250.000			250.000
	TOTAL	1.165.306.961	248.215.646		1.413.522.607

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	976.816.731	248.215.646		1.225.032.377
4.07.01.00.00	Transferencias y donaciones corrientes internas	906.599.074	227.476.386		1.134.075.460
4.07.01.03.00	Transferencias corrientes internas al sector público	906.599.074	227.476.386		1.134.075.460
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	762.073.548	199.215.646		961.289.194
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	175.417.000	12.000.000		187.417.000
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	17.000.000	8.000.000		25.000.000
	- A0209 Centro Nacional de Tecnología de la Información (CNTI)	26.000.000	20.000.000		46.000.000
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	10.000.000	3.000.000		13.000.000
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	31.000.000	10.000.000		41.000.000
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	2.179.698			2.179.698
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	1.900.000			1.900.000
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	2.080.772			2.080.772
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	3.528.271			3.528.271
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolivar)	2.771.237			2.771.237
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	3.350.000			3.350.000
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	2.986.011			2.986.011

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	1.951.436			1.951.436
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	26.776.000	15.000.000		41.776.000
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	3.480.802			3.480.802
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	3.047.922			3.047.922
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	9.000.000	2.000.000		11.000.000
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	11.000.000	4.000.000		15.000.000
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	2.562.539			2.562.539
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	3.000.000			3.000.000
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	2.623.038			2.623.038
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	2.749.469			2.749.469
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	2.894.464			2.894.464
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	2.543.378			2.543.378
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	2.780.987			2.780.987
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	1.000.000			1.000.000
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	1.000.000			1.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Monagas (Fundacite-Monagas)	1.817.399			1.817.399
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	1.000.000			1.000.000
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	2.772.000			2.772.000
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	2.000.000			2.000.000
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	2.000.000			2.000.000
	- A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)	5.300.000	700.000		6.000.000
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	16.000.000	4.000.000		20.000.000
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	4.000.000	1.000.000		5.000.000
	- A0464 Fundación Infocentro	60.000.000	35.000.000		95.000.000
	- A0660 Instituto Postal Telegrafico de Venezuela (IPOSTEL)	215.000.000	25.000.000		240.000.000
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	15.000.000	15.000.000		30.000.000
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	2.200.000			2.200.000
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	66.484.354	43.515.646		110.000.000
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	7.000.000			7.000.000
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	6.876.771	1.000.000		7.876.771

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	144.525.526	28.260.740		172.786.266
	- A0826 Zona Franca Industrial Paraguaná, C.A. (ZONFIPCA)	500.000			500.000
	- A1211 Telecom Venezuela, C.A.	34.782.343			34.782.343
	- A1219 Industria Venezolana Endógena de Válvulas, S.A. (INVEVAL, S.A.)	2.000.000			2.000.000
	- A1225 Red de Transmisiones de Venezuela, C.A.	43.000.000	2.000.000		45.000.000
	- A1267 Corporación para el Desarrollo Científico y Tecnológico, S.A.	4.243.183			4.243.183
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)	60.000.000	26.260.740		86.260.740
4.07.03.00.00	Transferencias y donaciones de capital internas	70.217.657	20.739.260		90.956.917
4.07.03.03.00	Transferencias de capital internas al sector público	70.217.657	20.739.260		90.956.917
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	55.000.000	15.000.000		70.000.000
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	55.000.000	15.000.000		70.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	15.217.657	5.739.260		20.956.917
	- A0677 QUIMBIOTEC, C.A.	10.000.000			10.000.000
	- A1211 Telecom Venezuela, C.A.	5.217.657	2.000.000		7.217.657
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)		3.739.260		3.739.260

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.466.275			1.466.275
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.466.275			1.466.275
4.07.02.01.00	Transferencias corrientes al exterior	1.466.275			1.466.275
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.466.275			1.466.275
	- I0018 Centro Latinoamericano de la Física (CLAF).	2.580			2.580
	- I0082 Organización de los Estados Americanos (O.E.A.).	55.900			55.900
	- I0139 Instituto Interamericano para la Investigación del Cambio Global (I.A.I)	53.750			53.750
	- I0159 Unión Internacional Telecomunicaciones	845.209			845.209
	- I0162 Unión Postal Universal	93.456			93.456
	- I0212 Fundación Internacional para la Ciencia - IFS	430			430
	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	70.950			70.950
	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	344.000			344.000

PROYECTO: COD. N.E: 107985 COD. PPTO: 560028000 Promoción de la Inversión Productiva de Bienes Prioritarios en los Sectores: Salud, Construcción, Empaque, Plásticos, Químicos, Textil, Calzado, Metalmecánica y Agroindustria.

UNIDAD DE MEDIDA: Empresa Certificada

CANTIDAD: 8

ASIGNACIÓN PRESUPUESTARIA: 500.000

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Gestión Científica, Tecnológica e Industrial.

OBJETIVOS ESPECÍFICOS: Apuntalar la Capacidad Productiva de la Industria Nacional en Productos Prioritarios, en los Sectores: Salud, Empaque, Plásticos y Químicos, Textil Calzado, Metal Mecánica y Agroindustrial a través de Acciones que Permitan la Fabricación de esos Productos con Alto Valor Agregado.

RESULTADO: Incrementar el Parque Industrial Nacional y Modernización en los Sectores Salud, Empaque, Plásticos y Químicos, Textil, Calzado, Metalmecánica y Agroindustrial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	130.000					130.000
4.03	Servicios no personales	230.000					230.000
4.04	Activos reales	140.000					140.000
	TOTAL	**500.000**					**500.000**

PROYECTO:	COD. N.E: 107851 COD. PPTO: 560052000 Implementar un sistema de gestión para el suministro de bienes de capital e insumos industriales.
UNIDAD DE MEDIDA:	Gestión Industrial.
CANTIDAD:	51
ASIGNACIÓN PRESUPUESTARIA:	700.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un modelo productivo socialista.
OBJETIVO ESTRATÉGICO:	Calidad de la Gestión Pública Bolivariana.
OBJETIVOS ESPECÍFICOS:	Gestionar la Procura y Logística para la Instalación Oportuna y Puesta en Marcha de las Fábricas Socialistas, de la Pequeña y Mediana Industria (PYMES) y otras formas de Producción Industrial.
RESULTADO:	Generar los Procesos de Gestión Pertinentes y Oportunos Garantizando la Procura y Logística de Suministros Industriales (Insumos y Bienes de Capital) para las Fábricas Socialistas, de la Pequeña y Mediana Industria (PYMES) y otras Formas de Producción Industrial.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	130.800					130.800
4.03	Servicios no personales	569.200					569.200
	TOTAL	**700.000**					**700.000**

PROYECTO:	COD. N.E: 108177 COD. PPTO: 560053000 Oficina de atención al ciudadano.
UNIDAD DE MEDIDA:	Oficina
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	937.938
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Ciencia Tecnología y Sociedad.
OBJETIVOS ESPECÍFICOS:	Conformación de la Oficina de Atención Ciudadana del Ministerio del Poder Popular para la Ciencia, Tecnología e Industrias Intermedias de Conformidad con lo Previsto en el Artículo 62 de la Constitución de la República Bolivariana de Venezuela y las Normas para Fomentar la Participación Ciudadana.
RESULTADO:	Atención Oportuna y Efectiva a las Solicitudes Efectuadas por los Ciudadanos, Ciudadanas y Comunidades en General.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	47.174					47.174
4.03	Servicios no personales	487.397					487.397
4.04	Activos reales	403.367					403.367
	TOTAL	937.938					937.938

PROYECTO:	COD. N.E: 108214 COD. PPTO: 560054000 Espacios socio políticos de participación comunitaria en ciencia tecnología innovación e industria.
UNIDAD DE MEDIDA:	Espacio
CANTIDAD:	100
ASIGNACIÓN PRESUPUESTARIA:	562.062
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Ciencia Tecnología y Sociedad.
OBJETIVOS ESPECÍFICOS:	Estimular la Participación de las Comunidades a Través de los Espacios Sociopolíticos Mediante el Intercambio de Experiencias de los distintos Actores del Sistema Nacional de Ciencia Tecnología e Información (SNCTI), a fin de promover la Apropiación Social del Conocimiento en Materia de Ciencia, Tecnología e Industria.
RESULTADO:	Crear Espacios Socio-políticos de Participación Protagónica de las Comunidades en la Gestión Pública (Diseño, Ejecución y Control), en los que Se Plantea el Fortalecimiento de la Relación entre el Estado y la comunidad para la construcción Colectiva y Consolidación del Poder popular, Garantizando con ello la Apropiación Social del Conocimiento en Materia de Ciencia Tecnología e Industria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	16.122					16.122
4.03	Servicios no personales	545.940					545.940
	TOTAL	**562.062**					**562.062**

PROYECTO:	COD. N.E: 108143 COD. PPTO: 560055000 Investigación Científica y Tecnológica en Áreas Estratégicas para el Desarrollo Socio Productivo.
UNIDAD DE MEDIDA:	Red de Investigación.
CANTIDAD:	7
ASIGNACIÓN PRESUPUESTARIA:	500.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Gestión Científica, Tecnológica e Industrial.
OBJETIVOS ESPECÍFICOS:	Gestionar y Articular Redes de Investigación Científica y Tecnológica que Desarrolle las Investigaciones Requeridas en las Áreas Estratégicas para el Desarrollo Socio Productivo del País: Salud, Energía, Agro industria, Infraestructura y Satelital.
RESULTADO:	Investigación Científica y Tecnológica Identificada y Promovida y a través de Redes Interinstitucionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	27.174					27.174
4.03	Servicios no personales	472.826					472.826
	TOTAL	**500.000**					**500.000**

PROYECTO:	COD. N.E: 108139 COD. PPTO: 560056000 Promoción de la Independencia Científico-Tecnológica e Industrial y del Uso de las Tecnologías de Información y Comunicación (TIC) como Herramientas Habilitadoras, en el Contexto de la Nueva Geopolítica Mundial de las Relaciones Internacionales.
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	8
ASIGNACIÓN PRESUPUESTARIA:	2.500.000
DIRECTRIZ ESTRATÉGICA:	Avanzar hacia la Nueva Etapa en la Geopolítica Internacional.
OBJETIVO ESTRATÉGICO:	Gestión Científica, Tecnológica e Industrial.
OBJETIVOS ESPECÍFICOS:	Fortalecer, Ampliar y Afianzar las Relaciones Bilaterales y Multilaterales en Materia de Ciencia, Tecnología, industria, Innovación, y Tecnologías de Información y Comunicación (TIC) para Obtener la Máxima Independencia Posible en los Campos Científico, Tecnológico e Industrial.
RESULTADO:	Planes de Acción Concretados en el Ámbito Bilateral y Multilateral en Materia de Ciencia, Tecnología, Industria e Innovación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.500					8.500
4.03	Servicios no personales	2.491.500					2.491.500
	TOTAL	**2.500.000**					**2.500.000**

PROYECTO:	COD. N.E: 107900 COD. PPTO: 560057000 Fortalecimiento de la Gestión Política y Administrativa de la Dirección del Despacho.
UNIDAD DE MEDIDA:	Institución Fortalecida
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	800.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Fortalecimiento Institucional.
OBJETIVOS ESPECÍFICOS:	Orientar y Coordinar las Políticas en Ciencia, Tecnología e Industria en Correspondencia con los Lineamientos del Plan Nacional Simón Bolívar.
RESULTADO:	Gestión Efectiva para Coadyuvar los Mecanismos de Articulación de los Actores Internos y Externos Relacionados con la Gestión Científicos, Tecnológicos e Industrial para Consolidar las Nuevas Competencias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	155.000					155.000
4.03	Servicios no personales	645.000					645.000
	TOTAL	**800.000**					**800.000**

PROYECTO: COD. N.E: 107998 COD. PPTO: 560058000 Formación de Talento en Ciencia, Tecnología e Innovación
UNIDAD DE MEDIDA: Persona Capacitada.
CANTIDAD: 430
ASIGNACIÓN PRESUPUESTARIA: 1.000.000
DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO: Formación de Talento.
OBJETIVOS ESPECÍFICOS: Desarrollar el Talento Humano en todos sus Niveles para Incrementar las Capacidades Científico y Técnico en las Áreas Prioritarias del País, que Permitan el Desarrollo industrial del Aparato Productivo y el Fortalecimiento del Sistema Nacional de Ciencia Tecnología e Información (SNCTI), como Elemento Fundamental para la Soberanía Tecnológica y la Seguridad.
RESULTADO: Técnicos, Profesionales y Consejos Comunales Capacitados, Inserción de Becarios en Modelo Productivo Socialista.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	370.000					370.000
4.03	Servicios no personales	630.000					630.000
	TOTAL	**1.000.000**					**1.000.000**

PROYECTO:	COD. N.E: 107675 COD. PPTO: 560059000 Divulgación de los logros del Ministerio del Poder Popular para Ciencia Tecnología e Industrias Intermedias en correspondencia con el Plan Nacional Simón Bolívar.
UNIDAD DE MEDIDA:	Producto
CANTIDAD:	84
ASIGNACIÓN PRESUPUESTARIA:	2.000.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Visibilidad y Apropiación Social del Conocimiento.
OBJETIVOS ESPECÍFICOS:	Impulsar los Logros del Ministerio del Poder Popular para la Ciencia Tecnología e Industrias Intermedias (MPPCTII), a Través de Políticas, Planes y Actividades Comunicacionales y de difusión que permitan Visualizar el Desarrollo Científico, Tecnológico e industrial como logros de la Revolución Bolivariana.
RESULTADO:	Publicaciones, Periódicas, Producción Audiovisual, Eventos, Campañas Institucionales, Premios, Publicaciones Especializadas, Campañas Estratégicas, Encuesta.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	174.000					174.000
4.03	Servicios no personales	1.826.000					1.826.000
	TOTAL	**2.000.000**					**2.000.000**

PROYECTO:	COD. N.E: 108086 COD. PPTO: 560060000 Acciones en visibilidad, popularización y apropiación social de la ciencia y la tecnología.
UNIDAD DE MEDIDA:	Usuario
CANTIDAD:	25.943
ASIGNACIÓN PRESUPUESTARIA:	500.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Visibilidad y Apropiación Social del Conocimiento.
OBJETIVOS ESPECÍFICOS:	Reconocer y Difundir las Actividades Vinculadas a la Ciencia, la Tecnología, la Innovación y la Inventiva Nacional a fin de lograr una Mayor Visibilidad en la Población y su Apropiación por parte de la Sociedad Venezolana.
RESULTADO:	Población que Participa y Asiste a las Diferentes Actividades, Eventos y Servicios de Promoción y Difusión en Ciencia y Tecnología.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	43.000					43.000
4.03	Servicios no personales	237.000					237.000
4.04	Activos reales	20.000					20.000
4.07	Transferencias y donaciones	200.000					200.000
	TOTAL	500.000					500.000

PROYECTO: COD. N.E: 108172 COD. PPTO: 560061000 Estudios Prospectivos y Diagnósticos Situacionales sobre Áreas Estratégicas del País.

UNIDAD DE MEDIDA: Documento

CANTIDAD: 3

ASIGNACIÓN PRESUPUESTARIA: 300.000

DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria.

OBJETIVO ESTRATÉGICO: Gestión Científica, Tecnológica e Industrial.

OBJETIVOS ESPECÍFICOS: Contribuir a la Toma de Decisiones para la Formulación de Políticas Públicas en Áreas Estratégicas de Ciencia, Tecnología e Industrias Intermedias, Mediante la Identificación de Múltiples Escenarios de Mediano y Largo Plazo.

RESULTADO: Estudios Prospectivos de Mediano y Largo Plazo e Informes Situacionales Diseñados que Faciliten la Toma de Decisiones y Fortalezcan el Desarrollo Socio Productivo del País en el Proceso de Construcción del Socialismo Bolivariano.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	133.000					133.000
4.03	Servicios no personales	167.000					167.000
	TOTAL	300.000					300.000

PROYECTO:	COD. N.E: 107944 COD. PPTO: 560062000 Identificación, promoción y transferencia de tecnología y procesos de innovación para los sectores agrícolas e industrial.
UNIDAD DE MEDIDA:	Transferencia Tecnológica.
CANTIDAD:	16
ASIGNACIÓN PRESUPUESTARIA:	300.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Gestión de Procesos Industriales.
OBJETIVOS ESPECÍFICOS:	Identificar, Caracterizar, Promocionar y transferir Tecnologías y Procesos de Innovación que Permitan Mejorar los Procesos Productivos.
RESULTADO:	Tecnologías y/o Procesos de Innovación Identificados y/o Transferidos a las Unidades Productivas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	3.000					3.000
4.03	Servicios no personales	297.000					297.000
	TOTAL	**300.000**					**300.000**

PROYECTO:	COD. N.E: 108065 COD. PPTO: 560063000 Redes Socialistas de Innovación Productiva (RSIP) Estrategia de Transferencia, Aplicación y Apropiación Social de Conocimientos y Tecnologías Dirigidas al Sector Agro-productivo.
UNIDAD DE MEDIDA:	Redes Fortalecidas.
CANTIDAD:	150
ASIGNACIÓN PRESUPUESTARIA:	1.200.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Ciencia, Tecnología y Sociedad.
OBJETIVOS ESPECÍFICOS:	Promover la Transferencia, Aplicación y Apropiación Social del Conocimiento y Tecnología en Temas de Prioridad Nacional Vinculados al Sector Agroproductivo en Concordancia con las Políticas para Fortalecer la Seguridad Alimentaria e Industrial del País.
RESULTADO:	Mejoras en la Calidad y Productividad en las Unidades de Producción.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	18.000					18.000
4.03	Servicios no personales	1.182.000					1.182.000
	TOTAL	1.200.000					1.200.000

PROYECTO:	COD. N.E: 108038 COD. PPTO: 560064000 Adecuar las Importaciones en Función de los Requerimientos Detectados, como Instrumento para el Desarrollo de la Industria Nacional.
UNIDAD DE MEDIDA	Programa / Plan
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	400.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Gestión Científica, Tecnológica e Industrial.
OBJETIVOS ESPECÍFICOS:	Disminuir la Importación de Bienes Producidos y no Prioritarios, en Concordancia con los Requerimientos Identificados.
RESULTADO:	Minimizar la Dependencia de las Importaciones y para Incrementar la Sustitución de Importaciones de Bienes no Prioritarios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	122.000					122.000
4.03	Servicios no personales	200.000					200.000
4.04	Activos reales	78.000					78.000
	TOTAL	**400.000**					**400.000**

PROYECTO:	COD. N.E: 108047 COD. PPTO: 560065000 Fortalecimiento del Sector Industrial Generador de Bienes de Capital, Intermedios y de Consumo Final, Orientados a Satisfacer las Necesidades de Bienes y Servicios Básicos Prioritarios para el Pueblo.
UNIDAD DE MEDIDA:	Unidad de Producción.
CANTIDAD:	10
ASIGNACIÓN PRESUPUESTARIA:	1.000.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Gestión de Procesos Industriales.
OBJETIVOS ESPECÍFICOS:	Incrementar la Capacidad Productiva del Sector Industrial Fabricante de Bienes de Capital, Intermedios y de Consumo Final Definidos como Prioritarios para la Independencia Económica del País.
RESULTADO:	Promover Nuevas Empresas de Producción Social en los Parques Industriales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	200.000					200.000
4.03	Servicios no personales	600.000					600.000
4.04	Activos reales	200.000					200.000
	TOTAL	1.000.000					1.000.000

PROYECTO:	COD. N.E: 107897 COD. PPTO: 560066000 Ampliación de la Plataforma Tecnológica
UNIDAD DE MEDIDA:	Servicio Prestado
CANTIDAD:	50
ASIGNACIÓN PRESUPUESTARIA:	2.500.000
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Fortalecimiento Institucional.
OBJETIVOS ESPECÍFICOS:	Fortalecer la Plataforma Tecnológica con la Finalidad de Adecuarlo a las Nuevas Funciones y Tendencias en Tecnologías de comunicación e Información.
RESULTADO:	Alta Calidad en los Servicios de la Plataforma Tecnológica, Sistemas, Procesos de Capacitación y Asesorías.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.039.800					1.039.800
4.03	Servicios no personales	868.300					868.300
4.04	Activos reales	591.900					591.900
	TOTAL	2.500.000					2.500.000

PROYECTO:	COD. N.E: 109084 COD. PPTO: 560067000 Políticas, Planes y Estrategias Sectoriales Integradas en Ciencia, Tecnología e Industrias Intermedias.
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	260.000
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Gestión Científica, Tecnológica e Industrial
OBJETIVOS ESPECÍFICOS:	Orientar y Direccionar la Formulación y Seguimiento de Políticas, Planes y Estrategias Sectoriales Integradas (en Ciencia, Tecnología e Industria) para Impulsar el Modelo Económico Productivo (Fase I).
RESULTADO:	Políticas, Planes y Estrategias Integradas en Ciencia, Tecnología e Industrias formuladas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	34.500					34.500
4.03	Servicios no personales	225.500					225.500
	TOTAL	**260.000**					**260.000**

PROYECTO:	COD. PPTO: 569999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	468.286.065
ASIGNACIÓN PRESUPUESTARIA:	469.305.454
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Consolidación del .Nuevo Modelo Implantado con Miras al Socialismo Bolivariano.
OBJETIVOS ESPECÍFICOS:	Transferir Recursos a los Organismos Adscritos para la Ejecución de Proyectos.
RESULTADO:	Bolívares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	347.731.737		123.006.677			470.738.414
	TOTAL	**347.731.737**		**123.006.677**			**470.738.414**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	347.731.737		123.006.677			470.738.414
4.07.01.00.00	Transferencias y donaciones corrientes internas	277.514.080		102.267.417			379.781.497
4.07.01.03.00	Transferencias corrientes internas al sector público	277.514.080		102.267.417			379.781.497
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	241.836.857		89.163.817			331.000.674
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	19.910.682					19.910.682
	- A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	7.079.727		8.000.000			15.079.727
	- A0209 Centro Nacional de Tecnología de la Información (CNTI)	11.720.861		13.648.171			25.369.032
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	4.879.680		3.000.000			7.879.680
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	15.839.638					15.839.638
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	1.506.298					1.506.298
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	124.269					124.269

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	421.247					421.247
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	2.469.790					2.469.790
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolivar)	1.936.639					1.936.639
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	1.708.135					1.708.135
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	2.034.808					2.034.808
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	1.318.729					1.318.729
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	10.043.000		15.000.000			25.043.000
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	933.700					933.700
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	2.146.884					2.146.884
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	9.000.000					9.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	7.155.514		4.000.000			11.155.514
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	1.537.083					1.537.083
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	1.334.457					1.334.457
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	762.811					762.811
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	1.880.639					1.880.639
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	1.785.698					1.785.698
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	1.528.922					1.528.922
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	1.857.062					1.857.062
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	430.567					430.567
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	700.000					700.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Monagas (Fundacite-Monagas)	1.161.975					1.161.975
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	670.187					670.187
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	1.794.859					1.794.859
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	493.947					493.947
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	1.107.528					1.107.528
	- A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)	4.200.000					4.200.000
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	12.995.468					12.995.468
	- A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)	4.000.000		1.000.000			5.000.000
	- A0464 Fundación Infocentro	58.790.106					58.790.106
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	333.367					333.367
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	34.528.840		43.515.646			78.044.486

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	4.900.000					4.900.000
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	4.813.740		1.000.000			5.813.740
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	35.677.223		13.103.600			48.780.823
	- A0826 Zona Franca Industrial Paraguana, C.A. (ZONFIPCA)	500.000					500.000
	- A1219 Industria Venezolana Endógena de Válvulas, S.A. (INVEVAL, S.A.)	2.000.000					2.000.000
	- A1225 Red de Transmisiones de Venezuela, C.A.	30.206.995		2.000.000			32.206.995
	- A1267 Corporación para el Desarrollo Científico y Tecnológico, S.A.	2.970.228					2.970.228
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)			11.103.600			11.103.600
4.07.03.00.00	Transferencias y donaciones de capital internas	70.217.657		20.739.260			90.956.917
4.07.03.03.00	Transferencias de capital internas al sector público	70.217.657		20.739.260			90.956.917
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	55.000.000		15.000.000			70.000.000
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	55.000.000		15.000.000			70.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	15.217.657		5.739.260			20.956.917
	- A0677 QUIMBIOTEC, C.A.	10.000.000					10.000.000
	- A1211 Telecom Venezuela, C.A.	5.217.657		2.000.000			7.217.657
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)			3.739.260			3.739.260

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	132.847.968					132.847.968
4.03	Servicios no personales	7.730.462					7.730.462
	TOTAL	140.578.430					140.578.430

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.258.507					4.258.507
4.03	Servicios no personales	16.604.518					16.604.518
4.04	Activos reales	7.818.700					7.818.700
4.07	Transferencias y donaciones	631.051.269		125.208.969			756.260.238
4.11	Disminución de pasivos	250.000					250.000
	TOTAL	659.982.994		125.208.969			785.191.963

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	630.517.954		125.208.969			755.726.923
4.07.01.00.00	Transferencias y donaciones corrientes internas	630.517.954		125.208.969			755.726.923
4.07.01.03.00	Transferencias corrientes internas al sector público	630.517.954		125.208.969			755.726.923
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	521.669.651		110.051.829			631.721.480
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	155.506.317		12.000.000			167.506.317
	-A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)	9.920.273					9.920.273
	- A0209 Centro Nacional de Tecnología de la Información (CNTI)	14.279.139		6.351.829			20.630.968
	-A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	5.120.320					5.120.320
	- A0313 Fundación Instituto de Estudios Avanzados (IDEA)	15.160.362		10.000.000			25.160.362
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)	673.400					673.400
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	1.775.731					1.775.731
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	1.659.525					1.659.525

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	1.058.481					1.058.481
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolivar)	834.598					834.598
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	1.641.865					1.641.865
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	951.203					951.203
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	632.707					632.707
	-A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	16.733.000					16.733.000
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)	901.038					901.038
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	2.547.102					2.547.102
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)			2.000.000			2.000.000
	-A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	3.844.486					3.844.486

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	1.025.456					1.025.456
	- A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)	1.665.543					1.665.543
	- A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)	1.860.227					1.860.227
	- A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)	868.830					868.830
	- A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)	1.108.766					1.108.766
	- A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)	1.014.456					1.014.456
	- A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)	923.925					923.925
	- A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)	569.433					569.433
	- A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)	300.000					300.000
	- A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Monagas (Fundacite-Monagas)	655.424					655.424

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)	329.813					329.813
	- A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)	977.141					977.141
	- A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)	1.506.053					1.506.053
	- A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)	892.472					892.472
	- A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)	1.100.000		700.000			1.800.000
	- A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)	3.004.532		4.000.000			7.004.532
	- A0464 Fundación Infocentro	1.209.894		35.000.000			36.209.894
	- A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)	215.000.000		25.000.000			240.000.000
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	15.000.000		15.000.000			30.000.000
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	1.866.633					1.866.633
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	31.955.514					31.955.514

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	2.100.000					2.100.000
	- A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)	2.063.031					2.063.031
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	108.848.303		15.157.140			124.005.443
	- A1211 Telecom Venezuela, C.A.	34.782.343					34.782.343
	- A1225. Red de Transmisiones de Venezuela, C.A.	12.793.005					12.793.005
	- A1267 Corporación para el Desarrollo Científico y Tecnológico, S.A.	1.272.955					1.272.955
	- A1284 Corporación de Industrias Intermedias de Venezuela, S.A. (CORPIVENSA)	60.000.000		15.157.140			75.157.140

RELACIÓN DE TRANSFERENCIAS AL EXTERIOR
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Gestión Fiscal	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.466.275					1.466.275
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.466.275					1.466.275
4.07.02.01.00	Transferencias corrientes al exterior	1.466.275					1.466.275
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.466.275					1.466.275
	- I0018 Centro Latinoamericano de la Física (CLAF).	2.580					2.580
	- I0082 Organización de los Estados Americanos (O.E.A.).	55.900					55.900
	- I0139 Instituto Interamericano para la Investigación del Cambio Global (I.A.I)	53.750					53.750
	-I0159 Unión Internacional Telecomunicaciones	845.209					845.209
	- I0162 Unión Postal Universal	93.456					93.456
	- I0212 Fundación Internacional para la Ciencia - IFS	430					430
	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	70.950					70.950
	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	344.000					344.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.053.800					1.053.800
	TOTAL	**1.053.800**					**1.053.800**

Ministerio del Poder Popular para las Comunas y Protección Social

MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para las Comunas y Protección Social, en el marco de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, es el órgano rector de las políticas públicas, relacionadas con la promoción, formación acompañamiento integral y financiamiento de los proyectos socio-productivos, con el propósito de incidir en la organización, creación y conformación de las comunas, orientado a fortalecer al estado socialista, participativo, transformador de las fuerzas sociales y sobre todo humanista, como formas de organización social expresada en autogobiernos y caracterizada por la cogestión, capaces de satisfacer las necesidades locales, a través, de la participación e identificación de su problemática y con capacidad para recibir financiamiento o asignación de recursos para lograr el desarrollo socio- productivo y la conformación de una red de servicios básicos y de modelos de producción socialistas autosustentables sostenible que garanticen la satisfacción de las necesidades sociales para alcanzar la justicia e inclusión social, en razón de los lineamientos emanados del Proyecto Nacional Simón Bolívar. Primer Plan Socialista 2007-2013. Dicha política busca consolidar las bases del modelo socio-productivo de la Nación, el desarrollo humano integral y sustentable, así como la justa distribución de las riquezas mediante el diseño, planificación y ejecución de planes, programas y proyectos, orientados hacia las comunidades, como acción estratégica para la atención de los grupos sociales vulnerables y vulnerados e incorporar a la población en general, a la actividad productiva de la nación, en la distribución e intercambio justo de saberes, bienes y servicios de las distintas formas organizativas surgidas en el seno de las comunidad como son: las Empresas de Producción Social, las Empresas de Distribución Social, las Empresas de Autogestión, las Unidades Productivas Familiares, los Grupos de Intercambio Solidario y los Grupos de Trueque Comunitario.

Para dar cumplimiento al Plan Económico y Social de la Nación y a los lineamientos dictados por el Ejecutivo Nacional, el Despacho busca generar conciencia participativa en las organizaciones comunitarias susceptibles de ser transformadas en comunas, con el fin de mejorar las relaciones y los niveles de cogestión entre los órganos del estado y la sociedad, uno de los propósitos que tiene el Ministerio es incidir en los ciudadanos y ciudadanas que conforman los consejos comunales, consejos campesinos, comité de artesanos, agrícolas entre otros, para a partir de discusiones colectivas se generen las estructuras legales y de funcionamiento en el marco de la nueva forma de economía comunal en todo el territorio nacional, con el fin de fortalecer a todos los comités presentes en los consejos comunales de los posibles territorios a nivel nacional, a través de la capacitación en el área de planificación participativa y formas de producción económica.

El Presupuesto para el Ejercicio Fiscal 2010 del Ministerio del Poder Popular para las Comunas y Protección Social, alcanza la cantidad de Bs. 3.469.355.081, de los cuales corresponden Bs. 2.491.069.400 a las Acciones Centralizadas, que incluyen Bs. 667.928.280 de aportes para los entes descentralizados para sus gastos de funcionamiento y Bs. 1.311.847.052 para el Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC), del aporte Legal por Asignaciones Especiales (LAEE).

Para los proyectos se destinan Bs. 978.285.681, desagregados de la siguiente manera:

- Impulso del Nuevo Modelo Productivo a través del Poder Popular, Bs. 17.426.686.

- Diseño e Implantación del Sistema Estratégico de Análisis y Seguimiento de las Políticas del Ministerio del Poder para las Comunas y Protección Social, Bs. 1.500.000.

- Impulso y Fortalecimiento de la Economía Comunal a través de las Distintas Formas Organizativas Comunitarias y las Redes Socio-Productivas de Intercambio, Bs. 18.833.022.

- Escuela del Poder Popular, Bs. 9.961.399.

- Plan de Transformación de las Cooperativas hacia las Nuevas Formas Organizativas Socio-productivas para Contribuir a la Construcción del Modelo Productivo Socialista, Bs. 8.429.376.

- Taquillas Únicas de Registros del Poder Popular como Instrumento para el Fortalecimiento de Todas las Organizaciones Sociales, Socio-Productivas y Comunitarias, Bs. 34.788.865.

- Promoción y Consolidación de las Salas de Batalla Social como Instrumento para Superar la Pobreza, Bs. 17.482.591.

- Atención Integral para el Fortalecimiento a las Comunidades, Bs. 15.000.000.

- Acompañamiento Integral a las Organizaciones Comunitarias, Instituciones y Misiones Sociales, Bs. 5.038.601.

- Consolidación de los Gobiernos Comunales Fortaleciendo las Redes Sociales, Bs. 11.593.663.

- Fortalecer la Ejecución de Planes y Proyectos Socios Productivos Mediante Asistencia y Acompañamiento, Impulsados por los Comités de Economía Comunal, Bs. 19.740.293.

- Promoción del Ciclo del Poder Comunal, Bs. 7.705.504.

- Prevención y Atención Integral a las Personas y a sus Familiares en el Marco de la Misión Dr. José Gregorio Hernández, de Manera Corresponsable con las Comunidades, Bs. 53.110.291.

- Prevención y Atención Integral a los Niños, Niñas y Adolescentes en Situación de Vulnerabilidad y Riesgo Social en el Marco de la Misión Niños y Niñas del Barrio, Bs. 102.750.836.

- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados, Bs. 654.924.554, destinándose al Consejo Nacional para las Personas con Discapacidad (CONAPDIS), Bs. 7.000.000; Instituto Autónomo Fondo Único Social (IAFUS), Bs. 10.000.000; Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA), Bs. 10.500.000; Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL), Bs. 90.000.000; Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA), Bs. 50.424.554; Instituto Nacional de Servicios Sociales (INASS), Bs. 412.000.000; Banco del Pueblo Soberano, C.A., Bs. 25.000.000; Fondo de Desarrollo Microfinanciero (FONDEMI), Bs. 20.000.000 y al Fondo para el Desarrollo Endógeno, Bs. 30.000.000.

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
			Und. Medida	Cantidad						
N.E.	Ppto.			Fem.	Masc.	Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
106.989	570007000	Impulso del Nuevo Modelo Productivo Socialista a Través del Poder Popular.	Proyecto			60	6.223.816	11.202.870		17.426.686
106.947	570008000	Diseño e Implantación del Sistema Estratégico de Análisis y Seguimiento de las Políticas Públicas del Ministerio del Poder Popular para las Comunas y Protección Social.	Sistema			1	1.500.000			1.500.000
106.927	570009000	Impulso y Fortalecimiento de la Economía Comunal a Través de las Distintas Formas Organizativas Comunitarias y las Redes Socio-Productivas de Intercambio.	Evento			248	6.726.079	12.106.943		18.833.022
106.943	570019000	Escuela del Poder Popular.	Persona Capacitada			45.000	9.961.399			9.961.399
107.194	570021000	Plan de Transformación de las Cooperativas hacia las Nuevas Formas Organizativas Socio-Productivas para Contribuir a la Construcción del Modelo Productivo Socialista.	Proyecto Ejecutado			1		8.429.376		8.429.376
107.200	570023000	Taquillas Únicas de Registros del Poder Popular como Instrumento para el Fortalecimiento de Todas las Organizaciones Sociales, Socio-Productivas y Comunitarias.	Servicio Integrado			57	22.000.000	12.788.865		34.788.865
107.188	570024000	Promoción y Consolidación de las Salas de Batalla Social como Instrumento para Superar la Pobreza.	Persona Beneficiada			700.000		17.482.591		17.482.591
107.788	570026000	Atención Integral para el Fortalecimiento a las Comunidades.	Persona			10.000	15.000.000			15.000.000

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Cantidad Fem.	Cantidad Masc.	Cantidad Total	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2010
107.126	570027000	Acompañamiento Integral a las Organizaciones Comunitarias, Instituciones y Misiones Sociales.	Persona Capacitada			2.500	5.038.601			5.038.601
107.185	570028000	Consolidación de los Gobiernos Comunales Fortaleciendo las Redes Sociales.	Modelo Elaborado			5		11.593.663		11.593.663
107.078	570029000	Fortalecer la Ejecución de Planes y Proyectos Socios Productivos Mediante la Asistencia y Acompañamiento, Impulsados por los Comités de Economía Comunal.	Informe			3.482	7.050.105	12.690.188		19.740.293
107.243	570030000	Promoción del Ciclo del Poder Comunal.	Comunidad Organizada y Participante			5.000		7.705.504		7.705.504
109.092	570031000	Prevención y Atención Integral a las Personas y a sus Familiares en el Marco de la Misión Dr. José Gregorio Hernández, de Manera Corresponsable con las Comunidades.	Persona Beneficiada			200.000	53.110.291			53.110.291
109.091	570032000	Prevención y Atención Integral a los Niños, Niñas y Adolescentes en Situación de Vulnerabilidad y Riesgo Social en el Marco de la Misión Niños y Niñas del Barrio.	Niña, Niño, Adolescente y Joven	26.237	26.238	52.475	102.750.836			102.750.836
	579999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			654.924.554	328.424.554	326.500.000		654.924.554
						TOTAL	557.785.681	420.500.000		978.285.681

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
570001000	Dirección y Coordinación de los Gastos de los Trabajadores	300.745.328			300.745.328
570002000	Gestión Administrativa	565.615.187	247.500.000		813.115.187
570003000	Previsión y Protección Social	65.361.833			65.361.833
570004000	Asignaciones Predeterminadas	1.311.847.052			1.311.847.052
	TOTAL	2.243.569.400	247.500.000		2.491.069.400

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**346**	**469**		**815**	**11.273.735**	**2.701.629**	**13.975.364**
Directivo	83	88		171	3.098.597	612.716	3.711.313
Profesional y Técnico	77	58		135	2.450.485	204.238	2.654.723
Personal Administrativo	97	57		154	1.931.230		1.931.230
Obrero	89	266		355	3.793.423	1.884.675	5.678.098
Personal Contratado	**865**	**891**	**632**	**2.388**	**64.259.755**		**64.259.755**
Profesional y Técnico	47	45	277	369	15.721.678		15.721.678
Personal Administrativo	817	846	355	2.018	48.488.077		48.488.077
Obrero	1			1	50.000		50.000
TOTAL	1.211	1.360	632	3.203	75.533.490	2.701.629	78.235.119

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	**335**	**148**	**483**	**12.112.750**
Obreros	147	96	243	6.421.139
Empleados	188	52	240	5.691.611
Jubilados	**1.178**	**1.101**	**2.279**	**53.249.083**
Obreros	520	560	1.080	26.920.895
Empleados	256	341	597	13.220.894
Docentes	402	200	602	13.107.294
TOTAL	**1.513**	**1.249**	**2.762**	**65.361.833**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	352.738.803	13.539.483		366.278.286
4.02	Materiales, suministros y mercancías	52.042.453	8.722.053		60.764.506
4.03	Servicios no personales	106.188.279	25.568.834		131.757.113
4.04	Activos reales	32.105.156	16.298.340		48.403.496
4.07	Transferencias y donaciones	2.243.078.380	603.871.290		2.846.949.670
4.11	Disminución de pasivos	15.202.010			15.202.010
	TOTAL	**2.801.355.081**	**668.000.000**		**3.469.355.081**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	2.060.699.886	574.000.000		2.634.699.886
4.07.01.00.00	Transferencias y donaciones corrientes internas	748.852.834	574.000.000		1.322.852.834
4.07.01.03.00	Transferencias corrientes internas al sector público	748.852.834	574.000.000		1.322.852.834
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	635.962.352	535.344.541		1.171.306.893
	- A0046 Instituto Nacional de Capacitación y Educación Socialista (I.N.C.E.S)	40.000.000	80.000.000		120.000.000
	- A0047 Instituto Nacional del Menor (INAM)	50.000.000	10.000.000		60.000.000
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	13.015.253	15.000.000		28.015.253
	- A0197 Instituto Autónomo Fondo Único Social (IAFUS)	20.934.956	10.000.000		30.934.956
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	17.000.000	6.703.594		23.703.594
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	72.000.000	60.000.000		132.000.000
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA)	158.012.143	54.000.000		212.012.143
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	250.000.000	289.640.947		539.640.947
	- A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)	15.000.000	10.000.000		25.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	38.000.000	5.000.000		43.000.000
	- A0717 Banco del Pueblo Soberano, C.A.	38.000.000	5.000.000		43.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	74.890.482	33.655.459		108.545.941

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	41.744.877	13.655.459		55.400.336
	- A0954 Fondo para el Desarrollo Endógeno	33.145.605	20.000.000		53.145.605
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	1.311.847.052			1.311.847.052
4.07.08.04.00	Asignaciones Económicas Especiales - Fondo Nacional de Consejos Comunales	1.311.847.052			1.311.847.052
	- A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)	1.311.847.052			1.311.847.052

PROYECTO: COD. N.E: 106989 COD. PPTO: 570007000 Impulso del Nuevo Modelo Productivo Socialista a través del Poder Popular.

UNIDAD DE MEDIDA: Proyecto.

CANTIDAD: 60

ASIGNACIÓN PRESUPUESTARIA: 17.426.686

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Diseñar, Promover, Ejecutar y Replicar; la Investigación, Documentación y Desarrollo de los Saberes Populares Relacionados con la Innovación de Nuevas Formas y Tecnologías de Apoyo a la Producción e Intercambio Comunal; los cuales sirvan como Instrumento para Construir un Modelo Socioproductivo Sustentable.

OBJETIVOS ESPECÍFICOS: Formular, Diseñar y Evaluar Proyectos Especiales a los Fines de Ejecutar Experiencias Pilotos para su Réplica en el Territorio Nacional.

RESULTADO: Proyectos Especiales Ejecutados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.174.766					2.174.766
4.02	Materiales, suministros y mercancías	571.709		289.444			861.153
4.03	Servicios no personales	2.621.695		882.733			3.504.428
4.04	Activos reales			2.629.340			2.629.340
4.07	Transferencias y donaciones	855.646		7.401.353			8.256.999
	TOTAL	6.223.816		11.202.870			17.426.686

PROYECTO:	COD. N.E: 106947 COD. PPTO: 570008000 Diseño e Implantación del Sistema Estratégico de Análisis y Seguimiento de las Políticas Públicas del Ministerio del Poder Popular para las Comunas y Protección Social.
UNIDAD DE MEDIDA:	Sistema.
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.500.000
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Poseer la Capacidad Real para Analizar y Evaluar la Ejecución y el Impacto de las Políticas Públicas que Están Bajo la Responsabilidad del Ministerio.
OBJETIVOS ESPECÍFICOS:	Mejorar el Valor, la Calidad y la Oportunidad de la Información del Seguimiento e Impacto de la Gestión Suministrada al Alto Nivel Mnisterial por Parte de la Oficina Estratégica de Seguimiento y Evaluación de Políticas Públicas.
RESULTADO:	Sistema Estratégico de Análisis y Seguimiento de las Políticas Públicas del Ministerio del Poder Popular para las Comunas y Protección Social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	138.080					138.080
4.03	Servicios no personales	1.361.920					1.361.920
	TOTAL	**1.500.000**					**1.500.000**

PROYECTO: COD. N.E: 106927 COD. PPTO: 570009000 Impulso y Fortalecimiento de la Economía Comunal a través de las Distintas Formas Organizativas Comunitarias y las Redes Socio-Productivas de Intercambio.

UNIDAD DE MEDIDA: Evento.

CANTIDAD: 248

ASIGNACIÓN PRESUPUESTARIA: 18.833.022

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Promover Mecanismos de Democratización de la Riqueza, Combatiendo las Visiones Neoliberales y Privatizadoras que Generan el Subdesarrollo.

OBJETIVOS ESPECÍFICOS: Promover la Producción y Colocación de los Bienes y Servicios Producidos por las Distintas Formas Organizativas Comunitarias, mediante la Organización de Ferias, Eventos, Mercados de Trueque y la Construcción de Redes Socio-productivas de Intercambio.

RESULTADO: Colocación de la Producción de Bienes y Servicios Producidos por las Formas Organizativas Comunitarias a Nivel Local, Regional y Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.095.952					1.095.952
4.02	Materiales, suministros y mercancías	536.542		1.112.171			1.648.713
4.03	Servicios no personales	2.811.684		5.698.566			8.510.250
4.04	Activos reales	138.732		318.782			457.514
4.07	Transferencias y donaciones	2.143.169		4.977.424			7.120.593
	TOTAL	6.726.079		12.106.943			18.833.022

PROYECTO: COD. N.E: 106943 COD. PPTO: 570019000 Escuela del Poder Popular

UNIDAD DE MEDIDA: Persona Capacitada.

CANTIDAD: 45.000

ASIGNACIÓN PRESUPUESTARIA: 9.961.399

DIRECTRIZ ESTRATÉGICA: Desarrollo de la Nueva Ética Socialista.

OBJETIVO ESTRATÉGICO: Impulsar Políticas de Formación Comunal que Tribute a la Consolidación del Nuevo Estado Comunal, a través de Herramientas Materiales y Espirituales que Permiten Generar una Nueva Relación Estado y el Pueblo Organizado, Garantizando el Ejercicio Corresponsable hacia la Construcción del Socialismo Bolivariano.

OBJETIVOS ESPECÍFICOS: Transformación de las Organizaciones Comunitarias, Consejos Comunales y Comunas en Construcción a través de la Formación Comunal, como Acción Transversal para la Construcción del Estado Socialista.

RESULTADO: Formación Comunal en las Áreas Ético, Político, Ideológico, Cultural y Técnico para las Organizaciones Comunitarias, Consejos Comunales y Comunas en Construcción.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.724.577					3.724.577
4.02	Materiales, suministros y mercancías	2.485.495					2.485.495
4.03	Servicios no personales	2.424.480					2.424.480
4.04	Activos reales	626.847					626.847
4.07	Transferencias y donaciones	700.000					700.000
	TOTAL	9.961.399					9.961.399

PROYECTO:	COD. N.E: 107194 COD. PPTO: 570021000 Plan de Transformación de las Cooperativas hacia las Nuevas formas Organizativas Socio-Productivas para Contribuir a la Construcción del Modelo Productivo Socialista.
UNIDAD DE MEDIDA:	Proyecto Ejecutado.
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	8.429.376
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Contribuir al Desarrollo de un Nuevo Modelo Productivo Endógeno como Base Económica del Socialismo del Siglo XXI y Alcanzar un Crecimiento Sostenido.
OBJETIVOS ESPECÍFICOS:	Promover y Fortalecer las Organizaciones Socio-Productivas Comunitarias a través de la Creación de Cooperativas, Consejos Comunales y demás Movimientos Sociales, para Contribuir al Desarrollo del Nuevo Modelo Económico.
RESULTADO:	Cooperativas Transformadas en Organizaciones Socio Productivas Comunitarias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías			3.692.945			3.692.945
4.03	Servicios no personales			3.005.911			3.005.911
4.04	Activos reales			1.730.520			1.730.520
	TOTAL			**8.429.376**			**8.429.376**

PROYECTO:	COD. N.E: 107200 COD. PPTO: 570023000 Taquillas Únicas de Registros del Poder Popular como Instrumento para el Fortalecimiento de todas las Organizaciones Sociales, Socio-Productivas y Comunitarias.
UNIDAD DE MEDIDA:	Servicio Integrado.
CANTIDAD:	57
ASIGNACIÓN PRESUPUESTARIA:	34.788.865
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Contribuir al Desarrollo de un Nuevo Modelo Productivo Endógeno como Base Económica del Socialismo del Siglo XXI y Alcanzar un Crecimiento Sostenido.
OBJETIVOS ESPECÍFICOS:	Consolidar un Espacio Organizacional Dirigido a Facilitar y Centralizar los Trámites Administrativos, Correspondientes al Poder Popular bajo el Principio de Simplificación, Celeridad y Transparencia.
RESULTADO:	Taquillas Únicas de Registro del Poder Popular Atendiendo Oportunamente las Solicitudes de Servicio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	18.097.381					18.097.381
4.02	Materiales, suministros y mercancías	291.035		1.016.745			1.307.780
4.03	Servicios no personales	724.628		6.256.132			6.980.760
4.04	Activos reales	2.886.956		5.515.988			8.402.944
	TOTAL	22.000.000		12.788.865			34.788.865

PROYECTO:	COD. N.E: 107188 COD. PPTO: 570024000 Promoción y Consolidación de las Salas de Batalla Social como Instrumento para Superar la Pobreza.
UNIDAD DE MEDIDA:	Persona Beneficiada.
CANTIDAD:	700.000
ASIGNACIÓN PRESUPUESTARIA:	17.482.591
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Desarrollar Articulación Intersectorial y Facilitar la Integración Social de los Miembros de los Consejos Comunales, las Organizaciones Sociales y los Movimientos Sociales de Estrategias y Acciones Conjuntas para Superar la Pobreza y Lograr la Máxima Felicidad.
OBJETIVOS ESPECÍFICOS:	Generar Dinámicas Participativas y Cohesionadoras de las Fuerzas Sociales.
RESULTADO:	Disminución de la Pobreza.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal			7.747.250			7.747.250
4.02	Materiales, suministros y mercancías			326.481			326.481
4.03	Servicios no personales			2.794.101			2.794.101
4.04	Activos reales			3.089.759			3.089.759
4.07	Transferencias y donaciones			3.525.000			3.525.000
	TOTAL			17.482.591			17.482.591

PROYECTO:	COD. N.E: 107788 COD. PPTO: 570026000 Atención Integral para el Fortalecimiento a las Comunidades.
UNIDAD DE MEDIDA:	Persona.
CANTIDAD:	10.000
ASIGNACIÓN PRESUPUESTARIA:	15.000.000
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Concentrar y Coordinar Eficientemente los Procesos de Captación, Administración e Inversión de Recursos con la Finalidad de Optimizar la Ejecución de las Políticas, Planes, Programas y Proyectos Destinados a Fortalecer con una Respuesta Oportuna y Eficaz el Desarrollo Social.
OBJETIVOS ESPECÍFICOS:	Ofrecer Asistencia Integral y Oportuna a los Grupos Económicamente más Vulnerables de la Población en la Promoción del Desarrollo Humano a través del Aporte de Recursos Financieros y No Financieros, Soluciones Habitacionales, Donaciones, Atención Médica, Fortalecimiento de las Actividades Educativas.
RESULTADO:	Personas Asistidas Procedentes de los Estratos Sociales de Mayor Vulnerabilidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	15.000.000					15.000.000
	TOTAL	**15.000.000**					**15.000.000**

PROYECTO:	COD. N.E: 107126 COD. PPTO: 570027000 Acompañamiento Integral a las Organizaciones Comunitarias, Instituciones y Misiones Sociales.
UNIDAD DE MEDIDA:	Persona Capacitada.
CANTIDAD:	2.500
ASIGNACIÓN PRESUPUESTARIA:	5.038.601
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Impulsar las Políticas de Acompañamiento Integral de las Organizaciones Comunitarias, Instituciones y Misiones Sociales, que Permita Fortalecer las Bases del Nuevo Estado Comunal en el Marco de la Construcción del Nuevo Socialismo Bolivariano.
OBJETIVOS ESPECÍFICOS:	Acompañamiento Integral a 2500 Integrantes de las Organizaciones Comunitarias, Instituciones y Misiones Sociales que Requieran del Acompañamiento Integral.
RESULTADO:	Acompañamiento Integral a las Organizaciones Comunitarias, Instituciones y Misiones Sociales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.372.578					1.372.578
4.02	Materiales, suministros y mercancías	1.351.736					1.351.736
4.03	Servicios no personales	1.200.762					1.200.762
4.04	Activos reales	685.679					685.679
4.07	Transferencias y donaciones	427.846					427.846
TOTAL		5.038.601					5.038.601

PROYECTO: COD. N.E: 107185 COD. PPTO: 570028000 Consolidación de los Gobiernos Comunales Fortaleciendo las Redes Sociales.

UNIDAD DE MEDIDA: Modelo Elaborado.

CANTIDAD: 5

ASIGNACIÓN PRESUPUESTARIA: 11.593.663

DIRECTRIZ ESTRATÉGICA: Establecimiento de un Modelo Productivo Socialista.

OBJETIVO ESTRATÉGICO: Impulsar la Creación de la Comuna como Modelo de Desarrollo Socialista.

OBJETIVOS ESPECÍFICOS: Desarrollar el Nuevo Modelo Productivo Endógeno como Bases Económicas del Socialismo del Siglo XII y Alcanzar un Crecimiento Sostenido.

RESULTADO: Consolidación del Modelo Comunal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal			3.673.375			3.673.375
4.02	Materiales, suministros y mercancías			297.940			297.940
4.03	Servicios no personales			3.566.126			3.566.126
4.04	Activos reales			935.390			935.390
4.07	Transferencias y donaciones			3.120.832			3.120.832
	TOTAL			**11.593.663**			**11.593.663**

PROYECTO:	COD. N.E: 107078 COD. PPTO: 570029000 Fortalecer la Ejecución de Planes y Proyectos Socios Productivos Mediante la Asistencia y Acompañamiento, Impulsados por los Comités de Economía Comunal.
UNIDAD DE MEDIDA:	Informe.
CANTIDAD:	3.482
ASIGNACIÓN PRESUPUESTARIA:	19.740.293
DIRECTRIZ ESTRATÉGICA:	Establecimiento de un Modelo Productivo Socialista.
OBJETIVO ESTRATÉGICO:	Consolidar los Espacios Socio-productivos Mediante el Fortalecimiento, Apoyo y Acompañamiento de los Comités de Economía Comunal en las Comunas en Construcción.
OBJETIVOS ESPECÍFICOS:	Articular la Realización de Planes y Proyectos Socios Productivos Impulsados por los Comités de Economía Comunal en las Comunas en Construcción Mediante la Asistencia Técnica y Apoyo a la Producción.
RESULTADO:	Organización, Promoción, Acompañamiento y Asistencia Técnica a los Comités de Economía Comunal en las Comunas en Construcción a Nivel Local, Regional y Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.381.342					4.381.342
4.02	Materiales, suministros y mercancías	81.534		1.360.636			1.442.170
4.03	Servicios no personales	2.471.350		1.905.150			4.376.500
4.04	Activos reales	115.879		1.777.721			1.893.600
4.07	Transferencias y donaciones			7.646.681			7.646.681
	TOTAL	7.050.105		12.690.188			19.740.293

PROYECTO:	COD. N.E: 107243 COD. PPTO: 570030000 Promoción del Ciclo del Poder Comunal.
UNIDAD DE MEDIDA:	Comunidad Organizada y Participante.
CANTIDAD:	5.000
ASIGNACIÓN PRESUPUESTARIA:	7.705.504
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Generar Mecanismo de Difusión, Divulgación e Impulso del Ciclo del Poder Comunal.
OBJETIVOS ESPECÍFICOS:	Desarrollar Acciones que Permitan Acompañar, Incentivar y Estimular el Fortalecimiento del Poder Popular.
RESULTADO:	Funcionamiento Efectivo de los Consejo Comunales, Organizaciones y Movimientos Sociales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal			2.118.858			2.118.858
4.02	Materiales, suministros y mercancías			625.691			625.691
4.03	Servicios no personales			1.460.115			1.460.115
4.04	Activos reales			300.840			300.840
4.07	Transferencias y donaciones			3.200.000			3.200.000
	TOTAL			**7.705.504**			**7.705.504**

PROYECTO:	COD. N.E: 109092 COD. PPTO: 570031000 Prevención y Atención Integral a las Personas y a sus Familiares en el Marco de la Misión Dr. José Gregorio Hernández, de Manera Corresponsable con las Comunidades.
UNIDAD DE MEDIDA:	Persona Beneficiada.
CANTIDAD:	200.000
ASIGNACIÓN PRESUPUESTARIA:	53.110.291
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Profundizar la Consolidación del Sistema Nacional de Protección Social Integral.
OBJETIVOS ESPECÍFICOS:	Promover la Atención Integral de las Personas con Discapacidad y sus Familiares en Corresponsabilidad con el Poder Popular.
RESULTADO:	Protección Integral a las Personas con Discapacidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.103.440					14.103.440
4.02	Materiales, suministros y mercancías	4.300.000					4.300.000
4.03	Servicios no personales	10.206.851					10.206.851
4.04	Activos reales	2.000.000					2.000.000
4.07	Transferencias y donaciones	22.500.000					22.500.000
	TOTAL	**53.110.291**					**53.110.291**

PROYECTO:	COD. N.E: 109091 COD. PPTO: 570032000 Prevención y Atención Integral a los Niños, Niñas y Adolescentes en Situación de Vulnerabilidad y Riesgo Social en el Marco de la Misión Niños y Niñas del Barrio.
UNIDAD DE MEDIDA:	Niña, Niño, Adolescente y Joven.
CANTIDAD:	Fem.(26.237) Mas.(26.238) Total(52.475)
ASIGNACIÓN PRESUPUESTARIA:	102.750.836
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad.
OBJETIVO ESTRATÉGICO:	Reducir la Miseria a Cero y Acelerar la Disminución de la Pobreza en la Protección integral de los Niños, Niñas y Adolescentes.
OBJETIVOS ESPECÍFICOS:	Brindar Protección Integral a Niños, Niñas y Adolescentes en Situación de Vulnerabilidad y Riesgo Social, a los Fines de Garantizar su Inclusión Social y el Ejercicio Pleno de sus Derechos y Deberes.
RESULTADO:	Protección Integral a Niños, Niñas y Adolescentes en Situación de Vulnerabilidad y Riesgo Social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.511.520					12.511.520
4.02	Materiales, suministros y mercancías	11.642.000					11.642.000
4.03	Servicios no personales	13.257.316					13.257.316
4.07	Transferencias y donaciones	65.340.000					65.340.000
	TOTAL	**102.750.836**					**102.750.836**

PROYECTO:	COD. PPTO: 579999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.
UNIDAD DE MEDIDA:	Bolívar.
CANTIDAD:	654.924.554
ASIGNACIÓN PRESUPUESTARIA:	654.924.554
DIRECTRIZ ESTRATÉGICA:	Profundización de la Democracia Protagónica Revolucionaria.
OBJETIVO ESTRATÉGICO:	Garantizar los Recursos Financieros para Asegurar la Ejecución de los Proyectos de los Entes Descentralizados.
OBJETIVOS ESPECÍFICOS:	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados.
RESULTADO:	Permitir la Continuidad de los Proyectos de los Entes Adscritos al Ministerio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	328.424.554		326.500.000			654.924.554
	TOTAL	328.424.554		326.500.000			654.924.554

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	328.424.554		326.500.000			654.924.554
4.07.01.00.00	Transferencias y donaciones corrientes internas	328.424.554		326.500.000			654.924.554
4.07.01.03.00	Transferencias corrientes internas al sector público	328.424.554		326.500.000			654.924.554
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	268.424.554		311.500.000			579.924.554
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	2.000.000		5.000.000			7.000.000
	- A0197 Instituto Autónomo Fondo Único Social (IAFUS)	10.000.000					10.000.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	10.000.000		500.000			10.500.000
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	50.000.000		40.000.000			90.000.000
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA)	46.424.554		4.000.000			50.424.554
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	150.000.000		262.000.000			412.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	20.000.000		5.000.000			25.000.000
	- A0717 Banco del Pueblo Soberano, C.A.	20.000.000		5.000.000			25.000.000

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	40.000.000		10.000.000			50.000.000
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	20.000.000					20.000.000
	- A0954 Fondo para el Desarrollo Endógeno	20.000.000		10.000.000			30.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	295.139.167					295.139.167
4.03	Servicios no personales	5.606.161					5.606.161
	TOTAL	**300.745.328**					**300.745.328**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	30.782.402					30.782.402
4.03	Servicios no personales	63.501.432					63.501.432
4.04	Activos reales	25.651.063					25.651.063
4.07	Transferencias y donaciones	430.478.280		247.500.000			677.978.280
4.11	Disminución de pasivos	15.202.010					15.202.010
	TOTAL	**565.615.187**		**247.500.000**			**813.115.187**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	420.428.280		247.500.000			667.928.280
4.07.01.00.00	Transferencias y donaciones corrientes internas	420.428.280		247.500.000			667.928.280
4.07.01.03.00	Transferencias corrientes internas al sector público	420.428.280		247.500.000			667.928.280
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	367.537.798		223.844.541			591.382.339
	- A0046 Instituto Nacional de Capacitación y Educación Socialista (I.N.C.E.S)	40.000.000		80.000.000			120.000.000
	- A0047 Instituto Nacional del Menor (INAM)	50.000.000		10.000.000			60.000.000
	- A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)	11.015.253		10.000.000			21.015.253
	- A0197 Instituto Autónomo Fondo Único Social (IAFUS)	10.934.956		10.000.000			20.934.956
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	7.000.000		6.203.594			13.203.594
	- A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)	22.000.000		20.000.000			42.000.000
	- A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA)	111.587.589		50.000.000			161.587.589

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
	- A0950 Instituto Nacional de Servicios Sociales (INASS)	100.000.000		27.640.947			127.640.947
	- A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)	15.000.000		10.000.000			25.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	18.000.000					18.000.000
	- A0717 Banco del Pueblo Soberano, C.A.	18.000.000					18.000.000
4.07.01.03.09	Transferencias corrientes a entes descentralizados financieros no bancarios	34.890.482		23.655.459			58.545.941
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	21.744.877		13.655.459			35.400.336
	- A0954 Fondo para el Desarrollo Endógeno	13.145.605		10.000.000			23.145.605

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	65.361.833					65.361.833
	TOTAL	65.361.833					65.361.833

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.311.847.052					1.311.847.052
	TOTAL	1.311.847.052					1.311.847.052

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.311.847.052					1.311.847.052
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	1.311.847.052					1.311.847.052
4.07.08.04.00	Asignaciones Económicas Especiales - Fondo Nacional de Consejos Comunales	1.311.847.052					1.311.847.052
	- A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)	1.311.847.052					1.311.847.052

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

MINISTERIO DEL PODER POPULAR PARA LA MUJER Y LA IGUALDAD DE GÉNERO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio del Poder Popular para la Mujer y la Igualdad de Género, es un órgano de naturaleza pública creado por el Ciudadano Comandante Presidente de la República Bolivariana de Venezuela Hugo Chávez Frías, mediante Decreto Presidencial N°6.663 publicado en la Gaceta Oficial N° 39.156 de fecha 13-04-09, iniciativa que había sido precedida un año antes con la creación del Despacho del Ministerio de Estado para Asuntos de la Mujer. Tal hecho es un reconocimiento de las luchas sociales, que históricamente ha desarrollado la mujer en el mundo y en especial en Venezuela y que, además nos coloca como un estado modelo, que reconoce sus compromisos con la solidaridad internacional para dar respuestas a esas luchas impulsadas, inclusive desde el concierto de la Asamblea General de las Naciones Unidas, quien aprueba en 1979, la Convención sobre la Eliminación de Todas las Formas de Discriminación Contra la Mujer; la que entra en vigencia en Venezuela en 1981.

A tal efecto, dadas las atribuciones conferidas al Ministerio del Poder Popular para la Mujer y la Igualdad de Género, su misión se centra en rectorizar las políticas públicas, planes programas y proyectos del Estado venezolano, que impulsa la participación de las mujeres en el poder popular y garantiza el ejercicio de sus derechos y la igualdad de género, establecidos en la Constitución de la República Bolivariana de Venezuela y el resto del ordenamiento jurídico vigente.

En tal sentido, para el ejercicio económico financiero 2010 su gestión estará focalizada en continuar impulsando aceleradamente la incorporación paritaria, participativa y protagónica de las mujeres en el ejercicio del poder popular ya que representan el 50% del pueblo venezolano, en consecuencia se desprende la importancia de que el Ministerio diseñe políticas, planifique, ejecute y evalúe proyectos planes y acciones conjuntamente con sus Entes Adscritos: Instituto Nacional de la Mujer, Banco Desarrollo de la Mujer C.A. y la Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" , contando para tal fin con un presupuesto por el orden de Trescientos Tres Millones Trescientos Dieciséis Mil Ochocientos Diecisiete Bolívares (Bs.303.316.817,oo), cifra que no incluye la asignación de la Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" por decisión de Ciudadano Comandante Presidente de la República Bolivariana de Venezuela Hugo Chávez Frías, los recursos correspondientes a las Misiones Sociales serán centralizados en el Ministerio del Poder Popular del Despacho de la Presidencia, con el fin de crear el Fondo Único de las Misiones (FUM).

En este contexto cabe destacar que del total de recursos asignados se le acordó al Ministerio del Poder Popular para la Mujer y la Igualdad de Género, la cantidad de Noventa Millones de Bolívares (Bs. 90.000.000,oo), en consecuencia el Presupuesto de Gasto se estructuró tomando como base los gastos corriente y de inversión requeridos para la ejecución de las categorías presupuestarias acciones centralizadas y los dos (2) proyectos: Escuela de Formación Socialista para la Igualdad de Género "Ana María Campos" e Igualdad Paritaria de Mujeres y Hombres en la República Bolivariana de Venezuela, por ende las metas y objetivos previstos en el Plan Operativo que responden a la política del órgano se traducirá en lograr una sociedad de mujeres y hombres iguales en su diversidad, justa y participativa, protagónica, equitativa, solidaria y socialista para alcanzar la justicia social. En consecuencia sus esfuerzos, estarán dirigidos a:

- Transversalización de la política de género en el ámbito nacional, estadal y local.
- Promoción de convenios con Entes y Órganos del Poder Público Nacional para asegurar la transversalidad política de género en la gestión de gobierno.
- Incorporación de las mujeres al nuevo modelo socio-productivo socialista, feminista, para garantizar la igualdad, la paridad de género, la inclusión en el sector laboral superando la sociedad patriarcal y de clase que nos permita superar toda forma de desigualdad. En base a ello se ha previsto impulsar las Brigadas Feministas de Propiedad Socialista, con la finalidad de continuar avanzando en la consolidación del modelo productivo socialista, que reclama la República Bolivariana de Venezuela, ya que estas las conforman básicamente las Empresas de Producción Social, que constituyen el germen y el camino hacia el socialismo del siglo XXI, ya que responden a las necesidades humanas y estarán menos subordinadas a la reproducción del capital y agilizarán sustancialmente la consolidación del desarrollo endógeno de la economía; mediante el uso progresivo de los recursos del país, con visión del futuro y dando prioridad a la satisfacción de las necesidades del país, tal como lo establece el Proyecto Nacional Simón Bolívar Primer Plan Socialista – Desarrollo Económico y Social de la Nación 2007-2013.
- Diseño de políticas, lineamientos y directriz para garantizar la seguridad social de las mujeres, así como la promoción de la calidad de vida de niñas, adolescentes, adultas mayores y mujeres en condiciones específicas.
- Diseño de políticas para erradicar la discriminación étnica de género y clase en los instrumentos de recolección de datos.
- Incorporación del enfoque afrodescendientes, con perspectiva de género en coordinación con el Instituto Nacional de Estadística.
- Fortalecimiento de las organizaciones de mujeres y sus movimientos para la participación protagónica a nivel Estadal, Municipal y Comunal.

En relación a la estructuración del presupuesto a nivel de partidas las asignaciones prevista para cada una no son casuística, sino que responden a los requerimientos mínimos para ejecutar las atribuciones que le confiere el Decreto de creación del Ministerio del Poder Popular para la Mujer y la Igualdad de Género, signado con el N° 6.663 y garantizar la operatividad del Ministerio

Finalmente es oportuno indicar que las actividades que se tienen previsto desarrollar para el ejercicio económico financiero 2010, contribuirán a que el proceso de cambio profundo que vive Venezuela asuma las reivindicaciones de género logrando una sociedad plena de justicia e igualdad de condiciones, superando prácticas ancestrales de dominación, subordinación, violencia, e irrespeto a las que han estado sometidas las mujeres, situación que afecta a todos y a todas miembros de la sociedad. Superar esta práctica no es una labor a corto plazo, es una tarea lenta pero debe ser persistente, con el tiempo el impacto en el logro de la transversalización de la perspectiva de género y de derechos en todos los aspectos del Estado venezolano beneficiará a la sociedad sin distingo de ningún tipo ni discriminación.

En función de los recursos aprobados se programaron las metas a nivel de cada proyecto, las cuales se detallan seguidamente:

Escuela de Formación Socialista para la Igualdad de Género “Ana María Campos”

- 12.000 Ciudadanos, ciudadanas y organizaciones formados y formadas en socialismo, ideología, política en feminismo en igualdad de género.
- 6 Investigaciones documentales realizadas en feminismo e igualdad de género y socialismo del siglo XXI.
- 50.000 Materiales informativos elaborados y difundidos.

Igualdad Paritaria de Mujeres y Hombres en la República Bolivariana de Venezuela.

- 4 Políticas diseñadas en coordinación con los poderes públicos.
- 4 Convenios suscritos con los entes y organismo del poder público.
- 24 Unidades de producción conformadas y operativas.
- 559 Mujeres organizadas a nivel Estadal, Municipal y Comunal.
- 2 Políticas diseñadas para la discriminación étnica de género y clase en la población afrovenezolana.
- 4 Informes elaborados.
- 3 Políticas lineamiento y directriz diseñadas en materia de seguridad de las mujeres

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código N.E.	Código Ppto.	Denominación	Meta Und. Medida	Meta Cantidad Fem.	Meta Cantidad Masc.	Meta Cantidad Total	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
107.603	580008000	Escuela de Formación Socialista para la Igualdad de Género "Ana María Campos"	Ciudadano Formado	6.000	6.000	12.000	18.245.257			18.245.257
107.680	580009000	Igualdad Paritaria de Mujeres y Hombres en la República Bolivariana de Venezuela	Mujer Organizada			14.148.781	35.754.269			35.754.269
	589999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			166.508.736	166.508.736			166.508.736
						TOTAL	**220.508.262**			**220.508.262**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento Recursos Ordinarios	Fuente de Financiamiento Ley Especial de Endeudamiento	Fuente de Financiamiento Otros Ingresos Extraordinarios	Presupuesto 2010
580001000	Dirección y Coordinación de los Gastos de los Trabajadores	20.097.163			20.097.163
580002000	Gestión Administrativa	62.711.392			62.711.392
	TOTAL	**82.808.555**			**82.808.555**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**41**	**2**	**12**	**55**	**1.868.847**		**1.868.847**
Directivo	41	2	12	55	1.868.847		1.868.847
Personal Contratado	**312**	**59**	**89**	**460**	**9.575.111**		**9.575.111**
Profesional y Técnico	141	22	62	225	4.644.775		4.644.775
Personal Administrativo	171	37	27	235	4.930.336		4.930.336
TOTAL	353	61	101	515	11.443.958		11.443.958

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	49.979.497			49.979.497
4.02	Materiales, suministros y mercancías	4.859.334			4.859.334
4.03	Servicios no personales	19.847.798			19.847.798
4.04	Activos reales	7.159.386			7.159.386
4.07	Transferencias y donaciones	221.470.802			221.470.802
	TOTAL	303.316.817			303.316.817

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	220.372.381			220.372.381
4.07.01.00.00	Transferencias y donaciones corrientes internas	113.316.817			113.316.817
4.07.01.03.00	Transferencias corrientes internas al sector público	113.316.817			113.316.817
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	83.000.000			83.000.000
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	83.000.000			83.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	30.316.817			30.316.817
	- A0718 Banco de Desarrollo de la Mujer, C.A.	30.316.817			30.316.817
4.07.03.00.00	Transferencias y donaciones de capital internas	107.055.564			107.055.564
4.07.03.03.00	Transferencias de capital internas al sector público	107.055.564			107.055.564
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	7.055.564			7.055.564
	- A0635 Centro Simón Bolívar, S.A. (CSB)	7.055.564			7.055.564
4.07.03.03.06	Transferencias de capital a entes descentralizados financieros bancarios	100.000.000			100.000.000
	- A0718 Banco de Desarrollo de la Mujer, C.A.	100.000.000			100.000.000

PROYECTO:	COD. N.E: 107603 COD. PPTO: 580008000 Escuela de Formación Socialista para la Igualdad de Género "Ana María Campos"
UNIDAD DE MEDIDA:	Ciudadano Formado
CANTIDAD:	Fem.(6.000) Mas.(6.000) Total(12.000)
ASIGNACIÓN PRESUPUESTARIA:	18.245.257
DIRECTRIZ ESTRATÉGICA:	Desarrollo de la Nueva Ética Socialista
OBJETIVO ESTRATÉGICO:	Fortalecer y Consolidar las Capacidades y Elevación de Conciencia de Mujeres, Hombres y Organizaciones Populares, en el Ejercicio de la Igualdad y Equidad de Género.
OBJETIVOS ESPECÍFICOS:	Formar y Capacitar Integralmente a Mujeres Organizadas, Funcionarias Públicas, Funcionarios Públicos y Ciudadanía en General, en Materia de Perspectiva de Género.
RESULTADO:	Mujeres y Hombres Formados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.581.980					10.581.980
4.02	Materiales, suministros y mercancías	1.602.505					1.602.505
4.03	Servicios no personales	3.331.386					3.331.386
4.04	Activos reales	2.729.386					2.729.386
	TOTAL	**18.245.257**					**18.245.257**

PROYECTO:	COD. N.E: 107680 COD. PPTO: 580009000 Igualdad Paritaria de Mujeres y Hombres en la República Bolivariana de Venezuela
UNIDAD DE MEDIDA:	Mujer Organizada
CANTIDAD:	14.148.781
ASIGNACIÓN PRESUPUESTARIA:	35.754.269
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Diseñar e Instrumentar Políticas y Estratégias que Garanticen el Ejercicio de los Derechos Humanos de las Mujeres, con Especial Énfasis en el Derecho a la Igualdad Paritaria.
OBJETIVOS ESPECÍFICOS:	Diseñar e Impulsar Políticas, Directrices y Lineamientos para Superar la Desigualdad
RESULTADO:	Incorporación de las Mujeres al Ejercicio Pleno de la Ciudadanía, en Condiciones de Igualdad Paritaria en Todos los Sectores del Ámbito Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	19.311.953					19.311.953
4.02	Materiales, suministros y mercancías	2.873.829					2.873.829
4.03	Servicios no personales	10.028.487					10.028.487
4.04	Activos reales	3.540.000					3.540.000
	TOTAL	**35.754.269**					**35.754.269**

PROYECTO:	COD. PPTO: 589999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD:	166.508.736
ASIGNACIÓN PRESUPUESTARIA:	166.508.736
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Transferir Recursos para el Diseño, el Instrumento y la Implementación de Políticas y Estratégias que Garanticen el Ejercicio de los Derechos Humanos de las Mujeres, con Especial Énfasis en el Derecho de la Igualdad Paritaria
OBJETIVOS ESPECÍFICOS:	Garantizar los Recursos Presupuestarios para el Diseño, Impulso e Implementación de las Políticas, Directrices y Lineamientos para Superar la Desigualdad.
RESULTADO:	166.508.736

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	166.508.736					166.508.736
	TOTAL	**166.508.736**					**166.508.736**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	166.508.736					166.508.736
4.07.01.00.00	Transferencias y donaciones corrientes internas	66.508.736					66.508.736
4.07.01.03.00	Transferencias corrientes internas al sector público	66.508.736					66.508.736
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	66.508.736					66.508.736
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	66.508.736					66.508.736
4.07.03.00.00	Transferencias y donaciones de capital internas	100.000.000					100.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	100.000.000					100.000.000
4.07.03.03.06	Transferencias de capital a entes descentralizados financieros bancarios	100.000.000					100.000.000
	- A0718 Banco de Desarrollo de la Mujer, C.A.	100.000.000					100.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	20.085.564					20.085.564
4.03	Servicios no personales	11.599					11.599
	TOTAL	20.097.163					20.097.163

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	383.000					383.000
4.03	Servicios no personales	6.476.326					6.476.326
4.04	Activos reales	890.000					890.000
4.07	Transferencias y donaciones	54.962.066					54.962.066
	TOTAL	62.711.392					62.711.392

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento					Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Gestión Fiscal	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	53.863.645					53.863.645
4.07.01.00.00	Transferencias y donaciones corrientes internas	46.808.081					46.808.081
4.07.01.03.00	Transferencias corrientes internas al sector público	46.808.081					46.808.081
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	16.491.264					16.491.264
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	16.491.264					16.491.264
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	30.316.817					30.316.817
	- A0718 Banco de Desarrollo de la Mujer, C.A.	30.316.817					30.316.817
4.07.03.00.00	Transferencias y donaciones de capital internas	7.055.564					7.055.564
4.07.03.03.00	Transferencias de capital internas al sector público	7.055.564					7.055.564
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	7.055.564					7.055.564
	- A0635 Centro Simón Bolívar, S.A. (CSB)	7.055.564					7.055.564

Rectificaciones al Presupuesto

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el Artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público	1.240.725.296
TOTAL PRESUPUESTO DE GASTOS	**159.406.061.772**

Cuenta Ahorro-Inversión
Financiamiento de la República

CAPÍTULO III

Cuenta Ahorro – Inversión – Financiamiento de la República

Artículo 45. La cuenta ahorro - inversión - financiamiento de la República para el Ejercicio Fiscal 2010, es la siguiente:

CONCEPTO			MONTO (En Bolívares)
I	**Ingresos totales**		**124.072.529.585**
I.1	**Ingresos corrientes**		**124.072.529.585**
I.1.1	Petroleros		39.428.249.442
I.1.2	No petroleros		84.644.280.143
II	**Gastos totales**		**159.019.481.761**
II.1	**Gastos corrientes**		**127.729.291.420**
II.1.1	Intereses		15.676.386.692
II.1.2	Resto de los gastos corrientes		112.052.904.728
II.2	**Gastos de capital**		**31.290.190.341**
II.2.1	Gasto de capital de las regiones		23.295.234.614
II.2.2	Resto del gasto de capital		7.994.955.727
	Superávit / (déficit) en cuenta corriente	= I.1 - II.1	(3.656.761.835)
	Superávit / (déficit) no petrolero	= I.1.2 - II	(74.375.201.618)
	Superávit / (déficit) primario	= I - (II - II.1.1)	(19.270.565.484)
	Superávit / (déficit) financiero	**= I - II**	**(34.946.952.176)**
	Superávit / (déficit) ordinario	= I - (II - II.2.2)	(26.951.996.449)
III	**Fuentes de financiamiento**		**35.333.532.187**
III.1	Disminución de activos financieros		92.016.358
III.2	Incremento de pasivos financieros		35.241.515.829
IV	**Aplicaciones financieras**		**35.333.532.187**
IV.1	**Disminución de pasivos financieros**		**386.580.011**
IV.2	**Resultado financiero**		**34.946.952.176**

REPÚBLICA BOLIVARIANA DE VENEZUELA



PROYECTO DE LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2010

Título III

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente de la República, Sin Fines Empresariales

TÍTULO III

PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

Artículo 46.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados de la República, Sin Fines Empresariales, que a continuación se señalan:

Asamblea Nacional
A0420 Fundación Televisora de la Asamblea Nacional (ANTV)

Contraloría General de la República
A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado Gumersindo Torres (COFAE)
A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

Ministerio del Poder Popular para Relaciones Exteriores
A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

Ministerio del Poder Popular para Economía y Finanzas
A0121 Superintendencia de Bancos y Otras Instituciones Financieras
A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central
A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
A0131 Superintendencia de Seguros (SUDESEG)
A0185 Comisión Nacional de Valores (CNV)
A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)
A0806 Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE)
A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)
A0955 Servicio Autónomo Comisión Nacional de Loterías (CONALOT)

Ministerio del Poder Popular para la Defensa
A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)
A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)
A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)
A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)
A0066 Servicio Autónomo de Salud de la Fuerza Armada Nacional
A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)
A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)
A0157 Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)
A0192 Oficina Coordinadora de Hidrografía y Navegación (OCHINA)
A0193 Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)
A0194 Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)
A0195 Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)
A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)

A0206 Asociación Civil Club de Sub Oficiales Profesionales de las Fuerzas Armadas Nacionales (CLUSOFA)
A0448 Fundación de Atención Social del Ministerio de la Defensa (FUNDASMIN)
A0485 Fundación de Cardiología Integral (FUNDACARDIN)

Ministerio del Poder Popular para la Educación
A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)
A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)
A0135 Academia Nacional de Ciencias Económicas
A0136 Academia de Ciencias Físicas, Matemáticas y Naturales
A0137 Academia de Ciencias Políticas y Sociales
A0138 Academia Nacional de la Historia
A0139 Academia Venezolana de la Lengua
A0140 Academia Nacional de Medicina
A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)
A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)
A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)
A0425 Fundación Samuel Robinson
A0477 Fundación Colombeia
A0484 Fundación Nacional El Niño Simón
A0911 Academia Nacional de la Ingeniería y el Hábitat

Ministerio del Poder Popular para el Trabajo y Seguridad Social
A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)
A0055 Instituto Venezolano de los Seguros Sociales (IVSS)
A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

Ministerio del Poder Popular para el Ambiente
A0052 Instituto Nacional de Parques (INPARQUES)
A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)
A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)
A0103 Fundación Instituto Forestal Latinoamericano
A0107 Autoridad Única de Área Parque Nacional Archipiélago Los Roques
A0324 Fundación de Educación Ambiental
A0343 Fundación Laboratorio Nacional de Hidráulica
A0354 Fundación Nacional de Parques Zoológicos y Acuarios
A0909 Instituto Geográfico de Venezuela "Simón Bolívar"
A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)

Tribunal Supremo de Justicia
A0475 Fundación Gaceta Forense

Procuraduría General de la República
A0403 Fundación Procuraduría

Ministerio del Poder Popular para Relaciones Interiores y Justicia
A0003 Instituto Autónomo Caja de Trabajo Penitenciario
A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas
A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)
A0423 Fundación Misión Identidad
A1303 Servicio Autónomo de Registros y Notarías (SAREN)
A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

Ministerio del Poder Popular para la Planificación y Desarrollo
A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)
A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)
A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)
A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)
A0134 Fondo Intergubernamental para la Descentralización (FIDES)
A0183 Servicio Autónomo Sistema Nacional de Adiestramiento (SNA)
A0198 Instituto Nacional de Estadística (INE)
A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)
A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)
A0325 Fundación Escuela de Gerencia Social (FEGS)
A0455 Fundación Escuela Venezolana de Planificación

Defensoría del Pueblo
A0412 Fundación Juan Vives Suriá

Vicepresidencia de la República
A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)
A0460 Fundación Misión Milagro
A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)
A0908 Servicio Nacional de Contrataciones
A0939 Instituto Nacional de Aeronáutica Civil (INAC)

Ministerio del Poder Popular para la Agricultura y Tierras
A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)
A0426 Fundación Tierra Fértil
A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)
A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)
A0933 Instituto Nacional de Desarrollo Rural (INDER)
A0934 Corporación Venezolana Agraria (CVA)
A0935 Instituto Nacional de Tierras (INTI)
A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)
A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)

Ministerio del Poder Popular para la Educación Superior
A0006 Colegio Universitario Francisco de Miranda
A0007 Colegio Universitario de Caracas
A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"
A0009 Colegio Universitario Cecilio Acosta, de Los Teques
A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)
A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano
A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto
A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital
A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro
A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes
A0032 Instituto Universitario de Tecnología de los Llanos
A0033 Instituto Universitario de Tecnología de Maracaibo
A0034 Instituto Universitario de Tecnología de Ejido
A0035 Instituto Universitario de Tecnología de Yaracuy
A0036 Instituto Universitario de Tecnología de Puerto Cabello
A0038 Instituto Universitario de Tecnología de Valencia
A0039 Instituto Universitario de Tecnología del Estado Trujillo
A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui ", El Tigre
A0041 Instituto Universitario Experimental de Tecnología de La Victoria
A0042 Instituto Universitario de Tecnología de Cabimas
A0043 Instituto Universitario de Tecnología del Estado Portuguesa
A0045 Instituto Universitario de Tecnología de Cumaná

A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"
A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita
A0058 Instituto Universitario de Barlovento
A0060 Instituto Universitario de Tecnología de Caripito
A0080 Universidad del Zulia (LUZ)
A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)
A0082 Universidad de Oriente (UDO)
A0083 Universidad de Los Andes (ULA)
A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)
A0086 Universidad Nacional Experimental Simón Bolívar (USB)
A0087 Universidad Nacional Abierta (UNA)
A0088 Universidad Nacional Experimental de Guayana (UNEG)
A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)
A0090 Universidad Pedagógica Experimental Libertador (UPEL)
A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
A0092 Universidad Nacional Experimental del Táchira (UNET)
A0093 Universidad Central de Venezuela (UCV)
A0094 Universidad de Carabobo (UC)
A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)
A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)
A0186 Universidad Nacional Experimental del Yaracuy (UNEY)
A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)
A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)
A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)
A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)
A0413 Fundación Poliedro de Caracas
A0415 Fundación Misión Sucre
A0427 Fundación Centro Internacional Miranda
A0466 Fundación Dr. Alejandro Próspero Reverend
A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)
A0923 Instituto Universitario de Tecnología del Estado Apure
A0924 Instituto Universitario de Tecnología del Estado Barinas
A0925 Instituto Universitario de Tecnología del Estado Bolívar
A0942 Universidad Bolivariana de Venezuela (UBV)
A0946 Instituto Universitario de Tecnología La Fría
A0952 Universidad Iberoamericana del Deporte
A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)
A1322 Universidad Nacional Experimental de las Artes (UNEARTE)

Ministerio del Poder Popular para la Comunicación y la Información
A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial
A0468 Fundación Televisora Venezolana Social (TEVES)
A0474 Fundación Premio Nacional de Periodismo
A0490 Fundación Ávila TV
A1601 Fundación El Correo del Orinoco

Ministerio del Poder Popular del Despacho de la Presidencia
A0216 Fundación "Pueblo Soberano"
A0663 Instituto Nacional de Hipódromos (INH)
A0938 Instituto Nacional de la Juventud

Ministerio del Poder Popular para la Alimentación
A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)

Ministerio del Poder Popular para las Industrias Básicas y Minería
A0024 Corporación Venezolana de Guayana (C.V.G.)

A0199 Instituto Nacional de Geología y Minería (INGEOMIN)
A0428 Fundación Misión Piar

Ministerio del Poder Popular para el Turismo
A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles
A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)
A1329 Instituto Nacional de Turismo (INATUR)

Ministerio del Poder Popular para la Energía y Petróleo
A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"
A0361 Fundación Oro Negro
A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)
A0418 Fundación Misión Ribas
A0489 Fundación Fondo Nacional para la Producción Lechera
A0900 Ente Nacional del Gas (ENAGAS)
A0956 Servicio Autónomo de Metrología de Hidrocarburos

Ministerio del Poder Popular para la Cultura
A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
A0150 Instituto del Patrimonio Cultural
A0158 Compañía Nacional de Teatro
A0161 Fundación Compañía Nacional de Música
A0301 Fundación Biblioteca Ayacucho
A0342 Fundación Casa Nacional de las Letras Andrés Bello
A0371 Fundación Vicente Emilio Sojo
A0372 Fundación Teatro Teresa Carreño
A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
A0374 Fundación Librerías del Sur
A0375 Fundación Casa del Artista
A0378 Centro de la Diversidad Cultural
A0390 Fundación Cinemateca Nacional
A0417 Fundación Centro Nacional de la Fotografía (CENAF)
A0424 Fundación Museos Nacionales
A0449 Fundación Distribuidora Venezolana de la Cultura
A0450 Fundación Compañía Nacional de Danza
A0451 Fundación Villa del Cine
A0452 Fundación Misión Cultura
A0453 Fundación Editorial El Perro y La Rana
A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films
A0459 Fundación Red de Arte
A0462 Fundación Imprenta de la Cultura
A0469 Fundación Centro Nacional del Disco (CENDIS)
A0486 Fundación Centro Nacional de la Historia
A0821 Centro Nacional Autónomo de Cinematografía (CNAC)
A0829 Centro Nacional del Libro (CNL)
A0948 Instituto de las Artes Escénicas y Musicales
A0949 Instituto de las Artes de la Imagen y el Espacio

Ministerio del Poder Popular para el Deporte
A0049 Instituto Nacional de Deportes (IND)
A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos(as) y Adultos(as) Mayores (FUNDAEXAR)

Ministerio del Poder Popular para el Comercio
A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)
A0463 Fundación Banco de Comercio Exterior (FUNDABANCOEX)
A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)

A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)

Ministerio del Poder Popular para la Salud

A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)
A0057 Instituto Nacional de Nutrición (INN)
A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)
A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)
A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)
A0181 Servicio Autónomo Instituto de Biomedicina
A0306 Fundación "José Félix Ribas"(FUNDARIBAS)
A0445 Fundación Hospital Cardiológico Infantil Latinoamericano Dr. Gilberto Rodríguez Ochoa
A0446 Fundación Misión Barrio Adentro
A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)
A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)
A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"
A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales - Simón Bolívar (CAICET)
A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)

Ministerio del Poder Popular para las Obras Públicas y Vivienda

A0010 Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)
A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)
A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)
A0411 Fundación Pro-Patria 2000
A0444 Fundación Misión Hábitat
A0658 Instituto Autónomo Aeropuerto Internacional de Maiquetía (IAAIM)
A0659 Instituto de Ferrocarriles del Estado (IFE)
A0661 Instituto Nacional de Canalizaciones (INC)
A0662 Instituto Nacional de la Vivienda (INAVI)
A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)
A0932 Instituto Nacional de los Espacios Acuaticos (INEA)
A0940 Instituto Nacional de Transporte Terrestre (INTT)

Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias

A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)
A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)
A0209 Centro Nacional de Tecnología de la Información (CNTI)
A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)
A0313 Fundación Instituto de Estudios Avanzados (IDEA)
A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui)
A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)
A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)
A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)
A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolivar)
A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)
A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)
A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)
A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)
A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)
A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)
A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)
A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)
A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)
A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas)
A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure)
A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas)
A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes)
A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro)
A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)
A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda)
A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Monagas (Fundacite-Monagas)
A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta)
A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa)
A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo)
A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy)
A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)
A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)
A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)
A0464 Fundación Infocentro
A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)
A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)
A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)
A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)
A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)
A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)

Ministerio del Poder Popular para las Comunas y Protección Social

A0046 Instituto Nacional de Capacitación y Educación Socialista (I.N.C.E.S)
A0047 Instituto Nacional del Menor (INAM)
A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)
A0197 Instituto Autónomo Fondo Único Social (IAFUS)
A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)
A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)
A0480 Fundación Misión Negra Hipólita
A0487 Fundación "Misión Che Guevara"
A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)
A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA)
A0931 Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNA)
A0950 Instituto Nacional de Servicios Sociales (INASS)
A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)
A0954 Fondo para el Desarrollo Endógeno

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez
A0936 Instituto Nacional de la Mujer (INAMUJER)

01
Asamblea Nacional

A0420
Fundación Televisora
de la Asamblea Nacional
(ANTV)

FUNDACIÓN TELEVISORA DE LA ASAMBLEA NACIONAL (ANTV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio fiscal 2010, la Fundación Televisora de la Asamblea Nacional tiene previsto lo siguiente:

- Proveer a los ciudadanos de un medio de comunicación eficaz, eficiente y efectivo, que brinde un servicio de difusión de la gestión parlamentaria que genere la Asamblea Nacional.
- Difundir programas y noticieros que reflejen el trabajo legislativo y la realidad, tanto a nivel nacional, como internacional.
- Construcción de contenidos coherentes con el proyecto de país y los profundos cambios políticos e ideológicos que se viven, con la construcción de nuevas formas de participación política.
- Mantener permanentemente un enlace comunicacional entre la Asamblea Nacional y el pueblo soberano.
- Cubrir hechos y noticias, que se susciten de la gestión parlamentaria y de toda la realidad nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**37.980.741**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**37.980.741**
Del sector público	37.980.741
Transferencias corrientes internas recibidas del sector público	37.980.741
De la República	37.980.741
Recursos Ordinarios	37.980.741
TOTAL RECURSOS	**37.980.741**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**35.059.087**
GASTOS DE CONSUMO	**34.975.632**
Remuneraciones	27.778.643
Sueldos, salarios y otras retribuciones	10.934.000
Beneficios y complementos de sueldos y salarios	7.828.872
Aportes patronales	1.519.980
Prestaciones sociales y otras indemnizaciones	1.720.000
Asistencia socioeconómica	5.751.791
Otros gastos de personal	24.000
Compra de Bienes y servicios	6.112.854
Bienes de consumo	1.836.200
Servicios no personales	4.276.654
Impuestos indirectos	1.084.135
TRANSFERENCIAS Y DONACIONES CORRIENTES	**83.455**
Al sector privado	83.455
Transferencias corrientes al sector privado	83.455
Directas a personas	83.455
Jubilaciones y otros beneficios asociados	83.455
GASTOS DE CAPITAL	**2.921.654**
INVERSIÓN REAL DIRECTA	**2.921.654**
Formación Bruta de Capital Fijo	2.921.654
Edificios e instalaciones	300.000
Maquinaria, equipos y otros bienes muebles	2.206.654
Construcciones de bienes de dominio privado	415.000
TOTAL GASTOS	**37.980.741**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107446	Difusión del Trabajo Inherente de La Asamblea Nacional	Actividad Difundida			8.760		22.059.841			22.059.841
107500	Producción de Programas y Noticieros de la Realidad Nacional e Internacional	Producción			2.520		4.324.191			4.324.191
	TOTAL						26.384.032			26.384.032

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.977.165			7.977.165
02	Gestión Administrativa		3.536.089			3.536.089
03	Previsión y Protección Social		83.455			83.455
	TOTAL		11.596.709			11.596.709

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**139**	**166**		**305**	**9.057.000**		**9.057.000**
Directivo	4	7		11	902.595		902.595
Profesional y Técnico	65	85		150	4.045.846		4.045.846
Personal Administrativo	70	74		144	4.108.559		4.108.559
TOTAL	**139**	**166**		**305**	**9.057.000**		**9.057.000**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados		**1**	**1**	**83.455**
Empleados		1	1	83.455
TOTAL		**1**	**1**	**83.455**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	27.778.643
4.02	Materiales, suministros y mercancías	1.836.200
4.03	Servicios no personales	5.360.789
4.04	Activos reales	2.921.654
4.07	Transferencias y donaciones	83.455
	TOTAL	**37.980.741**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**37.980.741**
TRANSFERENCIAS Y DONACIONES CORRIENTES	37.980.741
Del sector público	37.980.741
Transferencias corrientes internas recibidas del sector público	37.980.741
De la República	37.980.741
Recursos Ordinarios	37.980.741
B. GASTOS CORRIENTES	**35.059.087**
GASTOS DE CONSUMO	34.975.632
Remuneraciones	27.778.643
Sueldos, salarios y otras retribuciones	10.934.000
Beneficios y complementos de sueldos y salarios	7.828.872
Aportes patronales	1.519.980
Prestaciones sociales y otras indemnizaciones	1.720.000
Asistencia socioeconómica	5.751.791
Otros gastos de personal	24.000
Compra de Bienes y servicios	6.112.854
Bienes de consumo	1.836.200
Servicios no personales	4.276.654
Impuestos indirectos	1.084.135
TRANSFERENCIAS Y DONACIONES CORRIENTES	83.455
Al sector privado	83.455
Transferencias corrientes al sector privado	83.455
Directas a personas	83.455
Jubilaciones y otros beneficios asociados	83.455
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO	**2.921.654**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.921.654**
RECURSOS PROPIOS DE CAPITAL	2.921.654
Ahorro/ Desahorro en Cuenta Corriente	2.921.654
B. GASTOS DE CAPITAL	**2.921.654**
INVERSIÓN REAL DIRECTA	2.921.654
Formación Bruta de Capital Fijo	2.921.654
Edificios e instalaciones	300.000
Maquinaria, equipos y otros bienes muebles	2.206.654
Construcciones de bienes de dominio privado	415.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

02
Contraloría General de la República

A0398

Fundación Instituto de Altos Estudios de Control Fiscal
y Auditoria de Estado Gumersindo Torres
(COFAE)

FUNDACIÓN INSTITUTO DE ALTOS ESTUDIOS DE CONTROL FISCAL Y AUDITORÍA DE ESTADO GUMERSINDO TORRES (COFAE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

POLÍTICA DE FINANCIAMIENTO:

Recaudar los ingresos por concepto de ventas de servicios a través de:

- La realización de actividades académicas en Empresas y en Sede, continuar los programas de capacitación para la Contraloría General de la República (CGR), así como la captación de participantes de distintos Organismos públicos y privados.
- Obtener Ingresos por edición y venta de libros y textos, entre otros.

POLÍTICA DE GASTOS:

- Racionalizar los gastos de funcionamiento de la Fundación, a montos mínimos imprescindibles para brindar un servicio de capacitación técnica especializada de excelente calidad, consolidar y ampliar la educación a distancia. Consolidar los programas de capacitación integral. Continuar la Especialización en Auditoria y Control de Estado.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO:

- Capacitar a una población aproximada de 7.206 participantes en actividades académicas presénciales e impartir educación a distancia a 199 participantes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**7.056.854**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.760.069
Venta de bienes	300.000
Venta de servicios	6.460.069
INGRESOS DE LA PROPIEDAD	296.785
Intereses	296.785
Intereses internos	296.785
Intereses por depósitos	296.785
INGRESOS DE CAPITAL	**270.000**
RECURSOS PROPIOS DE CAPITAL	**270.000**
Incremento de la depreciación y amortización acumuladas	270.000
FUENTES DE FINANCIAMIENTO	**20.579.595**
INCREMENTO DE PASIVOS	**20.579.595**
Incremento de cuentas y efectos por pagar	20.579.595
Incremento de cuentas y efectos por pagar a mediano y largo plazo	20.579.595
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	20.579.595
TOTAL RECURSOS	**27.906.449**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**26.360.213**
GASTOS DE CONSUMO	26.188.981
Remuneraciones	15.571.222
Sueldos, salarios y otras retribuciones	6.855.060
Beneficios y complementos de sueldos y salarios	4.203.724
Aportes patronales	1.283.465
Prestaciones sociales y otras indemnizaciones	1.442.240
Asistencia socioeconómica	1.786.733
Compra de Bienes y servicios	8.792.403
Bienes de consumo	2.896.821
Servicios no personales	5.895.582
Impuestos indirectos	1.553.977
Depreciación y amortización	270.000
Provisiones y otros gastos	1.379
Pérdidas de inventario	1.379
TRANSFERENCIAS Y DONACIONES CORRIENTES	171.232
Al sector privado	171.232
Transferencias corrientes al sector privado	171.032
Directas a personas	171.032
Pensiones y otros beneficios asociados	53.843
Jubilaciones y otros beneficios asociados	117.189
Donaciones corrientes al sector privado	200
Donaciones a instituciones sin fines de lucro	200

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**1.546.236**
INVERSIÓN REAL DIRECTA	**1.546.236**
Formación Bruta de Capital Fijo	1.546.236
Maquinaria, equipos y otros bienes muebles	1.546.236
TOTAL GASTOS	**27.906.449**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107397	Gestión de Capacitación Básica e Integral	Funcionario Capacitado	4.324	2.882	7.206	1.467.001			4.341.557	5.808.558
107479	Gestión en Capacitación Superior	Proyecto Certificado			1	118.606			351.010	469.616
107516	Gestión Comunicacional y de Promoción	Edición			60	551.626			1.632.524	2.184.150
107561	Gestión de Eventos Académicos y Culturales	Evento Asistido			199	675.100			1.997.942	2.673.042
107606	Gestión Editorial	Edición			28	280.735			830.829	1.111.564
TOTAL						3.093.068			9.153.862	12.246.930

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.323.945			9.837.137	13.161.082
02	Gestión Administrativa	866.646			1.460.759	2.327.405
03	Previsión y Protección Social	43.195			127.837	171.032
	TOTAL	**4.233.786**			**11.425.733**	**15.659.519**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**40**	**42**	**6**	**88**	**4.175.257**	**291.545**	**4.466.802**
Directivo		1		1	227.302		227.302
Profesional y Técnico	22	17	3	42	2.508.045	202.842	2.710.887
Personal Administrativo	9	12	3	24	685.119	61.303	746.422
Personal de Investigación	4	3		7	482.759	18.764	501.523
Obrero	5	9		14	272.032	8.636	280.668
Personal Fijo a Tiempo Parcial	**1**	**1**		**2**	**67.541**		**67.541**
Profesional y Técnico	1			1	54.587		54.587
Personal Administrativo		1		1	12.954		12.954
Personal Contratado	**35**	**23**		**58**	**2.597.492**		**2.597.492**
Profesional y Técnico	2	1		3	142.013		142.013
Personal Administrativo		1		1	25.908		25.908
Personal Docente	32	21		53	2.410.140		2.410.140
Obrero	1			1	19.431		19.431
TOTAL	**76**	**66**	**6**	**148**	**6.840.290**	**291.545**	**7.131.835**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**	**2**	**3**	**53.843**
Empleado	1	2	3	53.843
Jubilados	**1**	**2**	**3**	**117.189**
Empleado	1	2	3	117.189
TOTAL	**2**	**4**	**6**	**171.032**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	15.571.222
4.02	Materiales, suministros y mercancías	2.896.821
4.03	Servicios no personales	7.449.559
4.04	Activos reales	1.546.236
4.07	Transferencias y donaciones	171.232
4.08	Otros gastos	271.379
TOTAL		**27.906.449**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**7.056.854**
Ingresos por la venta de bienes y servicios de la administración pública	6.760.069
Venta de bienes	300.000
Venta de servicios	6.460.069
INGRESOS DE LA PROPIEDAD	296.785
Intereses	296.785
Intereses internos	296.785
Intereses por depósitos	296.785
B. GASTOS CORRIENTES	**26.360.213**
GASTOS DE CONSUMO	26.188.981
Remuneraciones	15.571.222
Sueldos, salarios y otras retribuciones	6.855.060
Beneficios y complementos de sueldos y salarios	4.203.724
Aportes patronales	1.283.465
Prestaciones sociales y otras indemnizaciones	1.442.240
Asistencia socioeconómica	1.786.733
Compra de Bienes y servicios	8.792.403
Bienes de consumo	2.896.821
Servicios no personales	5.895.582
Impuestos indirectos	1.553.977
Depreciación y amortización	270.000
Provisiones y otros gastos	1.379
Pérdidas de inventario	1.379
TRANSFERENCIAS Y DONACIONES CORRIENTES	171.232
Al sector privado	171.232
Transferencias corrientes al sector privado	171.032
Directas a personas	171.032
Pensiones y otros beneficios asociados	53.843
Jubilaciones y otros beneficios asociados	117.189
Donaciones corrientes al sector privado	200
Donaciones a instituciones sin fines de lucro	200
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(19.303.359)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(19.033.359)**
RECURSOS PROPIOS DE CAPITAL	(19.033.359)
Ahorro/ Desahorro en Cuenta Corriente	(19.303.359)
Incremento de la depreciación y amortización acumuladas	270.000
B. GASTOS DE CAPITAL	**1.546.236**
INVERSIÓN REAL DIRECTA	1.546.236
Formación Bruta de Capital Fijo	1.546.236
Maquinaria, equipos y otros bienes muebles	1.546.236
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(20.579.595)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**20.579.595**
INCREMENTO DE PASIVOS	20.579.595
Incremento de cuentas y efectos por pagar	20.579.595
Incremento de cuentas y efectos por pagar a mediano y largo plazo	20.579.595
Incremento de cuentas por pagar a proveedores a mediano y largo plazo	20.579.595
B. APLICACIONES FINANCIERAS	**20.579.595**
DÉFICIT FINANCIERO	20.579.595

A0416

Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

FUNDACIÓN PARA LOS SERVICIOS DE SALUD Y PREVISIÓN SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA (SERSACON)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para los Servicios de Salud de la Contraloría General de la República (SERSACON), se crea por disposición del Contralor General de la República según resolución N° 01-00-115 de fecha 23-03-2004, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N 37.910 de fecha 31-03-2004, con el objeto de implementar los planes y ejecutar las actividades orientadas a garantizar la asistencia médica preventiva, ambulatoria y hospitalaria del personal de la Contraloría General de la República y de su grupo familiar, así como su respectivo financiamiento dentro de los límites y términos que se establezcan al efecto.

En este sentido, la Fundación orienta sus actividades hacia la organización de su personal, a fin de implementar la estructura con la cual poder cumplir su objetivo general, lo cual supone la realización de un cronograma de actividades de carácter operativo a ejecutarse durante todo el año.

POLÍTICA DE FINANCIAMIENTO

El financiamiento de la Fundación, en el período fiscal 2010 proviene de intereses en depósitos, incremento de depreciación y amortización, así como, la disminución de la disponibilidad en bancos.

POLÍTICA DE GASTOS

La Fundación se manejará bajo los más estrictos criterios de austeridad que permitan un funcionamiento óptimo, sin sacrificios en la calidad del servicio que pretende ofrecer.

En este sentido, la Fundación cuenta con dos (2) proyectos claramente diferenciados en cuanto a los objetivos que se pretenden cumplir y los recursos asignados para ello:

- Servicio Médico y Asistencia Social.
- Previsión Social, Esparcimiento y Recreación.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE

Se prevé la atención médica en el período bajo los mismos parámetros que hasta el momento han normado la prestación de los servicios de salud al personal del Organismo Contralor, buscando la optimización de los mismos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**600.000**
INGRESOS DE LA PROPIEDAD	**600.000**
Intereses	600.000
Intereses internos	600.000
Intereses por depósitos	600.000
INGRESOS DE CAPITAL	**2.600**
RECURSOS PROPIOS DE CAPITAL	**2.600**
Incremento de la depreciación y amortización acumuladas	2.600
FUENTES DE FINANCIAMIENTO	**17.593.925**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**17.593.925**
Disminución de otros activos financieros	17.593.925
Disminución de disponibilidades	17.593.925
Disminución de Bancos	17.593.925
TOTAL RECURSOS	**18.196.525**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.821.060**
GASTOS DE CONSUMO	3.881.060
Remuneraciones	1.731.960
Sueldos, salarios y otras retribuciones	734.340
Beneficios y complementos de sueldos y salarios	683.005
Aportes patronales	70.050
Prestaciones sociales y otras indemnizaciones	114.965
Asistencia socioeconómica	129.600
Compra de Bienes y servicios	1.916.100
Bienes de consumo	647.385
Servicios no personales	1.268.715
Impuestos indirectos	230.400
Depreciación y amortización	2.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.940.000
Al sector privado	13.940.000
Transferencias corrientes al sector privado	13.940.000
A empresas privadas	13.940.000
GASTOS DE CAPITAL	**300.465**
INVERSIÓN REAL DIRECTA	**300.465**
Formación Bruta de Capital Fijo	300.465
Maquinaria, equipos y otros bienes muebles	300.465
APLICACIONES FINANCIERAS	**75.000**
DISMINUCIÓN DE PASIVOS	**75.000**
Disminución de cuentas y efectos por pagar	75.000
Disminución de cuentas y efectos por pagar a corto plazo	75.000
Disminución cuentas por pagar a proveedores a corto plazo	75.000
TOTAL GASTOS	**18.196.525**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
107737	Servicio Médico y Asistencia Social	Caso Atendido			12.332	14.015.000				14.015.000
107885	Previsión Social, Esparcimiento y Recreación	Actividad Realizada			60	2.265.525				2.265.525
	TOTAL					16.280.525				16.280.525

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.670.000				1.670.000
02	Gestión Administrativa	246.000				246.000
	TOTAL	**1.916.000**				**1.916.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**8**	**3**	**21**	**513.000**	**74.900**	**587.900**
Profesional y Técnico	3	5	3	11	243.510	18.040	261.550
Personal Administrativo	6	3		9	227.600	47.060	274.660
Personal Médico	1			1	41.890	9.800	51.690
Personal Contratado	**1**	**2**	**3**	**6**	**202.440**		**202.440**
Profesional y Técnico		2	3	5	185.140		185.140
Personal Médico	1			1	17.300		17.300
TOTAL	**11**	**10**	**6**	**27**	**715.440**	**74.900**	**790.340**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.731.960
4.02	Materiales, suministros y mercancías	647.385
4.03	Servicios no personales	1.499.115
4.04	Activos reales	300.465
4.07	Transferencias y donaciones	13.940.000
4.08	Otros gastos	2.600
4.11	Disminución de pasivos	75.000
	TOTAL	**18.196.525**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**600.000**
INGRESOS DE LA PROPIEDAD	600.000
Intereses	600.000
Intereses internos	600.000
Intereses por depósitos	600.000
B. GASTOS CORRIENTES	**17.821.060**
GASTOS DE CONSUMO	3.881.060
Remuneraciones	1.731.960
Sueldos, salarios y otras retribuciones	734.340
Beneficios y complementos de sueldos y salarios	683.005
Aportes patronales	70.050
Prestaciones sociales y otras indemnizaciones	114.965
Asistencia socioeconómica	129.600
Compra de Bienes y servicios	1.916.100
Bienes de consumo	647.385
Servicios no personales	1.268.715
Impuestos indirectos	230.400
Depreciación y amortización	2.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.940.000
Al sector privado	13.940.000
Transferencias corrientes al sector privado	13.940.000
A empresas privadas	13.940.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(17.221.060)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(17.218.460)**
RECURSOS PROPIOS DE CAPITAL	(17.218.460)
Ahorro/ Desahorro en Cuenta Corriente	(17.221.060)
Incremento de la depreciación y amortización acumuladas	2.600
B. GASTOS DE CAPITAL	**300.465**
INVERSIÓN REAL DIRECTA	300.465
Formación Bruta de Capital Fijo	300.465
Maquinaria, equipos y otros bienes muebles	300.465
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(17.518.925)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**17.593.925**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.593.925
Disminución de otros activos financieros	17.593.925
Disminución de disponibilidades	17.593.925
Disminución de Bancos	17.593.925
B. APLICACIONES FINANCIERAS	**17.593.925**
DISMINUCIÓN DE PASIVOS	75.000
Disminución de cuentas y efectos por pagar	75.000
Disminución de cuentas y efectos por pagar a corto plazo	75.000
Disminución cuentas por pagar a proveedores a corto plazo	75.000
DÉFICIT FINANCIERO	17.518.925

06
Ministerio del Poder Popular para Relaciones Exteriores

A0170

Servicio Autónomo

Instituto de Altos Estudios Diplomáticos Pedro Gual

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS DIPLOMÁTICOS PEDRO GUAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto de Altos Estudios Diplomáticos "Pedro Gual", tiene sus objetivos enmarcados en el Decreto de Creación N° 1.484 de fecha 28 de febrero de 1991, ejecutados a través de sus dos acciones fundamentales: "Formación e Investigación" y "Relaciones Interinstitucionales", por cuyo intermedio atenderá para el ejercicio económico financiero 2010, los cursos y las labores de documentación e investigación, requeridas para cubrir las necesidades que tiene el país de preparar funcionarios, que participen en forma eficiente y eficaz, en las relaciones diplomáticas.

Con la finalidad de apuntalar la gestión del Instituto, principalmente en lo que se refiere a intercambio interinstitucional, se ha programado para el año 2010, suscribir varios convenios y eventos con diversas academias diplomáticas y universidades, tanto del país como en el exterior. Igualmente, tiene prevista la realización de diversos cursos, con la participación de funcionarios del Ministerio del Poder Popular para Relaciones Exteriores y de otros organismos de la Administración Central; asimismo, se desarrollarán proyectos de investigación que originarán 60 publicaciones en el año.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**6.398.088**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	178.603
Venta de otros bienes y servicios	178.603
INGRESOS DE OPERACIÓN	496.213
Otros ingresos de operación	496.213
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.723.272
Del sector público	5.723.272
Transferencias corrientes internas recibidas del sector público	5.723.272
De la República	5.723.272
INGRESOS DE CAPITAL	**120.000**
RECURSOS PROPIOS DE CAPITAL	120.000
Incremento de la depreciación y amortización acumuladas	120.000
FUENTES DE FINANCIAMIENTO	**4.350.877**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.350.877
Disminución de otros activos financieros	4.350.877
Disminución de disponibilidades	4.350.877
Disminución de caja	4.350.877
TOTAL RECURSOS	**10.868.965**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**10.653.965**
GASTOS DE CONSUMO	10.653.965
Remuneraciones	6.099.098
Sueldos, salarios y otras retribuciones	2.319.970
Beneficios y complementos de sueldos y salarios	2.528.269
Prestaciones sociales y otras indemnizaciones	465.536
Asistencia socioeconómica	785.323
Compra de bienes y servicios	4.434.867
Bienes de consumo	1.310.763
Servicios no personales	3.124.104
Depreciación y amortización	120.000
GASTOS DE CAPITAL	**215.000**
INVERSIÓN REAL DIRECTA	215.000
Formación bruta de capital fijo	215.000
Maquinaria, equipos y otros bienes muebles	215.000
TOTAL GASTOS	**10.868.965**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107560	Ampliación del Conocimiento de la Política Internacional y la Diplomacia Bolivariana.	Ciudadano Formado	889	889	1.778	2.490.605	5.723.272			8.213.877
TOTAL						**2.490.605**	**5.723.272**			**8.213.877**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	2.655.088				2.655.088
TOTAL		**2.655.088**				**2.655.088**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**36**	**15**	**294**	**345**	**2.319.970**		**2.319.970**
Administrativo	36	15		51	1.495.338		1.495.338
Docente			294	294	824.632		824.632
TOTAL	**36**	**15**	**294**	**345**	**2.319.970**		**2.319.970**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.099.098
4.02	Materiales, suministros y mercancías	1.310.763
4.03	Servicios no personales	3.124.104
4.04	Activos reales	215.000
4.08	Otros gastos	120.000
	TOTAL	**10.868.965**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**6.398.088**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.723.272
Del sector público	5.723.272
Transferencias corrientes internas recibidas del sector público	5.723.272
De la República	5.723.272
Recursos Ordinarios (Ministerio del Poder Popular para Relaciones Exteriores)	5.723.272
Ingresos por la venta de bienes y servicios de la administración pública	178.603
Venta de otros bienes y servicios	178.603
INGRESOS DE OPERACIÓN	496.213
Otros ingresos de operación	496.213
B. GASTOS CORRIENTES	**10.653.965**
GASTOS DE CONSUMO	10.653.965
Remuneraciones	6.099.098
Sueldos, salarios y otras retribuciones	2.319.970
Beneficios y complementos de sueldos y salarios	2.528.269
Prestaciones sociales y otras indemnizaciones	465.536
Asistencia socioeconómica	785.323
Compra de bienes y servicios	4.434.867
Bienes de consumo	1.310.763
Servicios no personales	3.124.104
Depreciación y amortización	120.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO / (DESAHORRO)	**(4.255.877)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(4.135.877)**
RECURSOS PROPIOS DE CAPITAL	(4.135.877)
Ahorro / (Desahorro) en Cuenta Corriente	(4.255.877)
Incremento de la depreciación y amortización acumuladas	120.000
B. GASTOS DE CAPITAL	**215.000**
INVERSIÓN REAL DIRECTA	215.000
Formación bruta de capital fijo	215.000
Maquinaria, equipos y otros bienes muebles	215.000
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**(4.350.877)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.350.877**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.350.877
Disminución de otros activos financieros	4.350.877
Disminución de disponibilidades	4.350.877
Disminución de caja	4.350.877
B. APLICACIONES FINANCIERAS	**4.350.877**
DÉFICIT FINANCIERO	4.350.877

07

Ministerio del Poder Popular para Economía y Finanzas

A0121

Superintendencia de Bancos
y Otras Instituciones Financieras

SUPERINTENDENCIA DE BANCOS Y OTRAS INSTITUCIONES FINANCIERAS (SUDEBAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Superintendencia de Bancos y Otras Instituciones Financieras (SUDEBAN), es el órgano rector de la supervisión, fiscalización, regulación y control de los entes sometidos a su control, institución al servicio del Estado y de las personas, cuya actuación dará preferencia a la atención de los requerimientos de la población y a la satisfacción de sus necesidades, debiendo asegurar a los ciudadanos sus derechos, cuando se relacionen con ella. Además, tiene entre sus objetivos, la mejora contínua de los procedimientos y servicios administrativos, conforme a las políticas fijadas por el Ejecutivo Nacional, teniendo en cuenta los recursos disponibles.

Los ingresos de la Superintendencia de Bancos y Otras Instituciones Financieras, están conformados por los aportes especiales provenientes de los bancos, entidades de ahorro y préstamos, y demás instituciones financieras, según lo establecido en los artículos 259 y 263 del Decreto N° 6.287, con Rango, Valor y Fuerza de Ley de Reforma Parcial de la Ley General de Bancos y Otras Instituciones Financieras, así como los ingresos por actividades propias, generados por la venta de publicaciones, y los intereses por colocaciones a plazo y cuenta corriente.

El presupuesto de gastos estimado para el año 2010, responde a las necesidades detectadas, formulándose al efecto cinco (5) proyectos, orientando la programación de las metas físicas, de acuerdo con los siguientes planteamientos:

1. Supervisión bancaria: La SUDEBAN fortalecerá la supervisión, a través de la incorporación de tres tipos de inspecciones, adicionales a las que tradicionalmente se realizan; una referida a evaluar el riesgo bancario, otra a evaluar la calidad del servicio bancario y, finalmente, las inspecciones aleatorias a las unidades de producción, financiadas con recursos provenientes de las carteras dirigidas de la banca.

2. Estandarización de criterios para aplicar la supervisión bancaria: Se busca minimizar la ocurrencia de errores, debido a la diversidad de criterios y presentación de resultados, para lo cual es necesario desarrollar la metodología y el manual de normas y procedimientos de inspección, así como el manual de normas y procedimientos de supervisión (extra situ).

3. Plan de migración a software libre: Plantea la migración de la plataforma tecnológica de la SUDEBAN, permitiendo asegurar que el software que da funcionamiento a dicha plataforma, posee las funcionalidades adecuadas, lo que permitiría tener el control sobre la tecnología que se esté utilizando y tener la capacidad de usar el software para los fines que se considere pertinentes.

4. Nueva sede: Tiene como propósito acondicionar la nueva sede de la SUDEBAN, a fin de garantizar el correcto funcionamiento de: sistemas, equipos, seguridad de la información, seguridad integral, seguridad y salud laboral, mediante el uso óptimo de los recursos, mejorando el impacto ambiental para el desempeño de sus funciones, brindando un servicio acorde a las necesidades del sistema financiero.

5. Proyecto SUDEBAN-Comunidad: Tiene por finalidad fortalecer la interacción productiva entre la SUDEBAN y las comunidades del Municipio Sucre del estado Miranda, en pro de generar bienestar social en la población, dándole prioridad a la comunidad de la parroquia Leoncio Martínez. Pretende un acercamiento a la comunidad, a través de la solución de algunas de las problemáticas identificadas en el mapa de necesidades, así como realizar un conjunto de acciones, orientadas a impulsar la actividad deportiva, recreativa y cultural de la parroquia.

A través de política de cobertura de los servicios a prestar por la institución, se logrará:

- Efectuar la supervisión, regulación e inspección de las instituciones financieras, a través del proceso de supervisión integral y la emisión de normas preventivas, con el objeto de preservar los intereses de los depositantes y coadyuvar a la estabilidad del sistema financiero.

- Generalizar en forma clara y transparente la información sobre el sistema bancario, que genera la institución.

- Proporcionar al público en general, la atención integral, oportuna y efectiva, en materia de denuncias, reclamos y consultas relacionadas con las operaciones del sistema bancario, con el objetivo de garantizar el cumplimiento de las necesidades sociales, económicas y de justicia de los ciudadanos y ciudadanas del país. Así mismo, atender los lineamientos del Ejecutivo Nacional, en cuanto a que los organismos públicos, deban diseñar proyectos que promuevan la conciencia del deber social, mediante el trabajo comunitario o servicio voluntario de sus trabajadores.
- Atender los requerimientos de la información financiera formulados por el Ministerio Público y demás órganos de investigación penal competentes, a objeto de prevenir e investigar, los delitos relacionados con la delincuencia organizada.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**499.180.594**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.790.000
Venta de bienes	1.790.000
INGRESOS DE LA PROPIEDAD	32.385.551
Intereses	32.385.551
Intereses internos	32.385.551
Intereses por depósitos	32.385.551
TRANSFERENCIAS Y DONACIONES CORRIENTES	465.005.043
Del sector Privado	367.818.989
Transferencias corrientes internas recibidas del sector privado	367.818.989
De empresas privadas	367.818.989
Del sector público	97.186.054
Transferencias corrientes internas recibidas del sector público	97.186.054
De los entes descentralizados financieros bancarios	97.186.054
INGRESOS DE CAPITAL	**16.035.200**
RECURSOS PROPIOS DE CAPITAL	16.035.200
Incremento de la depreciación y amortización acumuladas	16.035.200
TOTAL RECURSOS	**515.215.794**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**438.355.605**
GASTOS DE CONSUMO	379.221.796
Remuneraciones	301.714.475
Sueldos, salarios y otras retribuciones	63.079.072
Beneficios y complementos de sueldos y salarios	107.122.459
Aportes patronales	8.076.045
Prestaciones sociales y otras indemnizaciones	28.416.451
Asistencia socioeconómica	95.020.448
Compra de bienes y servicios	53.217.121
Bienes de consumo	7.211.601
Servicios no personales	46.005.520
Impuestos indirectos	8.255.000
Depreciación y amortización	16.035.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.108.809
Al sector privado	59.049.669
Transferencias corrientes al sector privado	8.960.684
Directas a personas	8.960.684
Pensiones y otros beneficios asociados	3.085.476
Jubilaciones y otros beneficios asociados	5.875.208
Donaciones corrientes al sector privado	50.088.985
Donaciones a personas	50.088.985
Al sector externo	59.140
Transferencias corrientes al exterior	59.140
A organismos internacionales	59.140

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	25.000
Indemnizaciones y sanciones pecuniarias	25.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	25.000
GASTOS DE CAPITAL	**73.448.143**
INVERSIÓN REAL DIRECTA	73.448.143
Formación bruta de capital fijo	71.472.319
Maquinaria, equipos y otros bienes muebles	41.472.282
Construcciones de bienes de dominio privado	30.000.037
Bienes intangibles	1.975.824
APLICACIONES FINANCIERAS	**3.412.046**
DISMINUCIÓN DE PASIVOS	3.412.046
Disminución de cuentas y efectos por pagar	3.412.046
Disminución de cuentas y efectos por pagar a corto plazo	3.412.046
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.650.594
Disminución cuentas por pagar a contratistas a corto plazo	561.452
TOTAL GASTOS	**515.215.794**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
41882	Plan de Migración de Sotfware Libre	10-01-2007	20-08-2010	10.189.136	3.772.549			13.961.685
86473	Nueva Sede	15-01-2007	30-12-2011	133.213.197	49.250.962	30.132.742		212.596.901
101282	Estandarización de Criterios para Aplicar la Supervisión Bancaria	15-01-2009	31-12-2010	1.245.603	65.743			1.311.346
101357	Proyecto SUDEBAN - Comunidad	12-01-2009	30-12-2011	1.926.139	405.282	202.641		2.534.062
TOTAL				**146.574.075**	**53.494.536**	**30.335.383**		**230.403.994**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
41882	Plan de Migración de Sotfware Libre	Aplicación			63	3.772.549				3.772.549
86473	Nueva Sede	Porcentaje			51	49.250.962				49.250.962
101282	Estandarización de criterios para aplicar la Supervisión Bancaria	Documento			2	65.743				65.743
101357	Proyecto SUDEBAN - Comunidad	Informe de Ejecución			1	405.282				405.282
107657	Supervisión Bancaria	Porcentaje			56	80.422.930				80.422.930
TOTAL						**133.917.466**				**133.917.466**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	219.641.706				219.641.706
02	Gestión Administrativa	152.695.938				152.695.938
03	Previsión y Protección Social	8.960.684				8.960.684
TOTAL		**381.298.328**				**381.298.328**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**423**	**354**	**187**	**964**	**53.162.997**		**53.162.997**
Directivo	21	9	7	37	6.421.490		6.421.490
Profesional y Técnico	269	184	137	590	36.324.700		36.324.700
Administrativo	127	125	7	259	7.578.969		7.578.969
Obrero	6	36	36	78	2.837.838		2.837.838
Personal Contratado			**60**	**60**	**7.745.275**		**7.745.275**
Profesional y Técnico			60	60	7.745.275		7.745.275
TOTAL	**423**	**354**	**247**	**1.024**	**60.908.272**		**60.908.272**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**8**	**3**	**11**	**3.085.476**
Empleados	8	3	11	3.085.476
Jubilados	**9**	**14**	**23**	**5.875.208**
Empleados	9	14	23	5.875.208
TOTAL	**17**	**17**	**34**	**8.960.684**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	301.714.475
4.02	Materiales, suministros y mercancías	7.211.601
4.03	Servicios no personales	54.260.520
4.04	Activos reales	73.448.143
4.07	Transferencias y donaciones	59.108.809
4.08	Otros gastos	16.060.200
4.11	Disminución de pasivos	3.412.046
	TOTAL	**515.215.794**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**499.180.594**
TRANSFERENCIAS Y DONACIONES CORRIENTES	465.005.043
Del sector Privado	367.818.989
Transferencias corrientes internas recibidas del sector privado	367.818.989
De empresas privadas	367.818.989
Del sector público	97.186.054
Transferencias corrientes internas recibidas del sector público	97.186.054
De los entes descentralizados financieros bancarios	97.186.054
Ingresos por la venta de bienes y servicios de la administración pública	1.790.000
Venta de bienes	1.790.000
INGRESOS DE LA PROPIEDAD	32.385.551
Intereses	32.385.551
Intereses internos	32.385.551
Intereses por depósitos	32.385.551
B. GASTOS CORRIENTES	**438.355.605**
GASTOS DE CONSUMO	379.221.796
Remuneraciones	301.714.475
Sueldos, salarios y otras retribuciones	63.079.072
Beneficios y complementos de sueldos y salarios	107.122.459
Aportes patronales	8.076.045
Prestaciones sociales y otras indemnizaciones	28.416.451
Asistencia socioeconómica	95.020.448

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Compra de bienes y servicios	53.217.121
Bienes de consumo	7.211.601
Servicios no personales	46.005.520
Impuestos indirectos	8.255.000
Depreciación y amortización	16.035.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.108.809
Al sector privado	59.049.669
Transferencias corrientes al sector privado	8.960.684
Directas a personas	8.960.684
Pensiones y otros beneficios asociados	3.085.476
Jubilaciones y otros beneficios asociados	5.875.208
Donaciones corrientes al sector privado	50.088.985
Donaciones a personas	50.088.985
Al sector externo	59.140
Transferencias corrientes al exterior	59.140
A organismos internacionales	59.140
OTROS GASTOS CORRIENTES	25.000
Indemnizaciones y sanciones pecuniarias	25.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	25.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO / (DESAHORRO)	**60.824.989**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**76.860.189**
RECURSOS PROPIOS DE CAPITAL	76.860.189
Ahorro / (Desahorro) en Cuenta Corriente	60.824.989
Incremento de la depreciación y amortización acumuladas	16.035.200
B. GASTOS DE CAPITAL	**73.448.143**
INVERSIÓN REAL DIRECTA	73.448.143
Formación bruta de capital fijo	71.472.319
Maquinaria, equipos y otros bienes muebles	41.472.282
Construcciones de bienes de dominio privado	30.000.037
Bienes intangibles	1.975.824
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**3.412.046**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.412.046**
SUPERÁVIT FINANCIERO	3.412.046
B. APLICACIONES FINANCIERAS	**3.412.046**
DISMINUCIÓN DE PASIVOS	3.412.046
Disminución de cuentas y efectos por pagar	3.412.046
Disminución de cuentas y efectos por pagar a corto plazo	3.412.046
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.650.594
Disminución cuentas por pagar a contratistas a corto plazo	561.452

A0122

Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

SERVICIO AUTÓNOMO DE PRESTACIONES SOCIALES DE LOS ORGANISMOS DE LA ADMINISTRACIÓN CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo de Prestaciones de los Organismos de la Administración Central, dentro de las orientaciones de las políticas internas del Ministerio del Poder Popular para Economía y Finanzas, le corresponde asegurar el pago de las prestaciones sociales e intereses sobre prestaciones sociales (fideicomiso), al personal empleado, obrero y docente, egresado de los diferentes organismos que integran la Administración Central, conforme a las disposiciones contenidas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Leyes Especiales de igual naturaleza y convención colectiva.

La Institución, atenderá el pago de las prestaciones sociales e intereses al personal empleado, obrero y docente, que ha concluido su relación laboral y cuya liquidación y trámite para el pago de las prestaciones sociales, se encuentra pendiente en el organismo del cual egresó el trabajador. Asimismo, gestionará la liberación de los recursos correspondientes a fideicomisos laborales, aperturados en los diferentes entes financieros, a fin de garantizar que el servidor público, disponga del monto de sus prestaciones sociales oportunamente, una vez que haya egresado de la Administración Pública.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**395.369.783**
TRANSFERENCIAS Y DONACIONES CORRIENTES	392.813.669
Del sector público	392.813.669
Transferencias corrientes internas recibidas del sector público	392.813.669
De la República	392.813.669
OTROS INGRESOS	2.556.114
Otros ingresos ordinarios	2.556.114
TOTAL RECURSOS	**395.369.783**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**392.813.669**
GASTOS DE CONSUMO	392.813.669
Remuneraciones	392.813.669
Prestaciones sociales y otras indemnizaciones	392.813.669
APLICACIONES FINANCIERAS	**2.556.114**
INVERSIÓN FINANCIERA	2.556.114
Incremento de otros activos financieros	2.556.114
Incremento de disponibilidades	2.556.114
Incremento de inversiones temporales	2.556.114
TOTAL GASTOS	**395.369.783**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107946	Tramitación y Pago de Prestaciones Sociales de los Organismos de la Administración Central	Expediente			6.546	2.556.114	392.813.669			395.369.783
TOTAL						**2.556.114**	**392.813.669**			**395.369.783**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	392.813.669
4.05	Activos financieros	2.556.114
	TOTAL	**395.369.783**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**395.369.783**
TRANSFERENCIAS Y DONACIONES CORRIENTES	392.813.669
Del sector público	392.813.669
Transferencias corrientes internas recibidas del sector público	392.813.669
De la República (Ministerio del Poder Popular para Economía y Finanzas)	392.813.669
Recursos Ordinarios	292.813.669
Gestión Fiscal	100.000.000
OTROS INGRESOS	2.556.114
Otros ingresos ordinarios	2.556.114
B. GASTOS CORRIENTES	**392.813.669**
GASTOS DE CONSUMO	392.813.669
Remuneraciones	392.813.669
Prestaciones sociales y otras indemnizaciones	392.813.669
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO / (DESAHORRO)	**2.556.114**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.556.114**
RECURSOS PROPIOS DE CAPITAL	2.556.114
Ahorro / (Desahorro) en Cuenta Corriente	2.556.114
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**2.556.114**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.556.114**
SUPERÁVIT FINANCIERO	2.556.114
B. APLICACIONES FINANCIERAS	**2.556.114**
INVERSIÓN FINANCIERA	2.556.114
Incremento de otros activos financieros	2.556.114
Incremento de disponibilidades	2.556.114
Incremento de inversiones temporales	2.556.114

A0123

Servicio Nacional Integrado
de Administración Aduanera y Tributaria
(SENIAT)

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACIÓN ADUANERA Y TRIBUTARIA (SENIAT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Nacional Integrado de Administración Aduanera y Tributaria, acatando las instrucciones emitidas por el ciudadano Comandante Presidente de la República Bolivariana de Venezuela, referidas a la revisión, rectificación y reimpulso, en aras de construir las condiciones institucionales, que permitan avanzar en la ejecución del Proyecto Nacional "Simón Bolívar", Primer Plan Socialista 2007-2013 y respondiendo a los objetivos estratégicos de la Institución, se plantea para el ejercicio económico financiero 2010 la ejecución de los proyectos: Sistema Tributario Socialista, Sistema Aduanero Socialista y Modernización SENIAT III. Para ello, se incorporarán normas, procedimientos, técnicas y gestión sistematizada y planificada, que siente las bases para lograr los objetivos, definidos en el marco de la transformación revolucionaria del Servicio.

En consecuencia, el SENIAT elaboró el Presupuesto, mediante la articulación de los proyectos, acciones centralizadas y las acciones específicas, que conforman el Plan Operativo Anual Institucional 2010, en concordancia con las políticas, lineamientos y directrices emanadas del Ministerio del Poder Popular para Economía y Finanzas, del Ministerio del Poder Popular para la Planificación y Desarrollo, de la Oficina Nacional de Presupuesto y lo establecido en el Decreto N° 6.649 de fecha 24 de marzo de 2009, publicado en Gaceta Oficial N° 39.146 del 25 de marzo de 2009, relativo a la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional. Los proyectos contemplados, son los siguientes:

1. Sistema Tributario Socialista: Mejorar la gestión de control fiscal y la cobranza de las deudas a los sujetos pasivos tributarios, en el ámbito nacional, por parte del Servicio.
2. Sistema Aduanero Socialista: Transformará el control aduanero, trascendiendo el control de los ingresos tributarios hacia la protección de áreas estratégicas de la Nación.
3. Modernización SENIAT III: La modernización de los sistemas normativos y operativos de las gestiones de aduanas y de tributos internos, mediante la capacitación del recurso humano y la implantación de nuevas infraestructuras físicas y tecnológicas.

El SENIAT, se plantea para el año 2010, un conjunto de acciones de alto impacto, para la consolidación de los objetivos y metas, contempladas en los referidos proyectos, a saber:

- Promover la mejora de la distribución equitativa de la carga, entre los diversos grupos económicos y sociales.
- Fomentar el uso de los mecanismos de liberación, suspensión y devoluciones, para atenuar o mitigar la carga fiscal, sobre los grupos sociales de mayor grado de exclusión.
- Impulsar los instrumentos jurídicos, que recojan todas las exenciones y exoneraciones, rebajas, deméritos, franquicias, devoluciones, reintegros y demás regímenes liberatorios, suspensivos y devolutivos de tributos nacionales.
- Optimizar el uso de las herramientas, sistemas y aplicaciones informáticas, en beneficio del control aduanero.
- Formar e incorporar de manera progresiva a las comunidades organizadas, en la actividad aduanera, para la prestación de servicios de intermediación y para fortalecer su actuación contralora.
- Profundizar las gestiones de cobro administrativo y judicial, de las deudas tributarias.
- Determinar muestras para seleccionar la población de contribuyentes objeto de control y de documentos sujetos a confrontación y validación.
- La denuncia de los delitos tributarios.
- Crear un código de ética para los funcionarios fiscales.
- Dinamizar la evaluación del riesgo, asociado al comercio de mercancías y al tráfico ilícito de bienes.
- Profundizar los mecanismos de control inmediato de la carga y la actuación de los auxiliares de la Administración Aduanera.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.641.484.003**
INGRESOS NO TRIBUTARIOS	394.451.489
Tasas	394.451.489
INGRESOS DE LA PROPIEDAD	29.489.049
Intereses	29.489.049
Intereses internos	29.489.049
Intereses por depósitos	29.489.049
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.217.543.465
Del sector público	1.217.543.465
Transferencias corrientes internas recibidas del sector público	1.217.543.465
De la República	1.217.543.465
INGRESOS DE CAPITAL	**33.722.526**
RECURSOS PROPIOS DE CAPITAL	22.325.991
Incremento de la depreciación y amortización acumuladas	22.325.991
TRANSFERENCIAS Y DONACIONES DE CAPITAL	11.396.535
Transferencias de capital recibidas del sector público	11.396.535
De la República	11.396.535
FUENTES DE FINANCIAMIENTO	**10.513.471**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.513.471
Disminución de otros activos financieros	10.513.471
Disminución de disponibilidades	10.513.471
Disminución de caja	10.513.471
TOTAL RECURSOS	**1.685.720.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.620.592.748**
GASTOS DE CONSUMO	1.508.468.428
Remuneraciones	1.139.952.626
Sueldos, salarios y otras retribuciones	268.879.435
Beneficios y complementos de sueldos y salarios	429.254.677
Aportes patronales	51.990.509
Prestaciones sociales y otras indemnizaciones	146.443.313
Asistencia socioeconómica	243.384.692
Compra de bienes y servicios	306.282.830
Bienes de consumo	106.076.483
Servicios no personales	200.206.347
Impuestos indirectos	39.906.981
Depreciación y amortización	22.325.991
TRANSFERENCIAS Y DONACIONES CORRIENTES	112.124.320
Al sector privado	112.124.320
Transferencias corrientes al sector privado	104.049.894
Directas a personas	103.783.134
Pensiones y otros beneficios asociados	6.589.259
Jubilaciones y otros beneficios asociados	97.193.875
Otras transferencias corrientes internas al sector privado	266.760
Donaciones corrientes al sector privado	8.074.426
Donaciones a personas	8.074.426

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**53.127.252**
INVERSIÓN REAL DIRECTA	53.127.252
Formación bruta de capital fijo	48.473.615
Edificios e instalaciones	10.649.092
Maquinaria, equipos y otros bienes muebles	20.522.680
Construcciones de bienes de dominio privado	17.301.843
Bienes intangibles	4.653.637
APLICACIONES FINANCIERAS	**12.000.000**
DISMINUCIÓN DE PASIVOS	12.000.000
Disminución de cuentas y efectos por pagar	12.000.000
Disminución de cuentas y efectos por pagar a corto plazo	12.000.000
Disminución cuentas por pagar a proveedores a corto plazo	12.000.000
TOTAL GASTOS	**1.685.720.000**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
31136	Modernización del SENIAT III	01-01-2006	31-12-2011	54.069.388	24.940.000	540.612		79.550.000
TOTAL				**54.069.388**	**24.940.000**	**540.612**		**79.550.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
31136	Modernización del SENIAT III	Área			4		24.940.000			24.940.000
107712	Sistema Tributario Socialista - Primera Fase	Resolución			700	102.860.380	531.791.176			634.651.556
107790	Sistema Aduanero Socialista-Primera Fase	Operativo			2.000.000	44.693.652	205.230.449			249.924.101
TOTAL						**147.554.032**	**761.961.625**			**909.515.657**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	40.002.520	362.928.481			402.931.001
02	Gestión Administrativa	258.709.977			10.513.471	269.223.448
03	Previsión y Protección Social		104.049.894			104.049.894
	TOTAL	**298.712.497**	**466.978.375**		**10.513.471**	**776.204.343**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4.327**	**4.260**		**8.587**	**200.887.780**		**200.887.780**
Directivo	217	185		402	14.062.145		14.062.145
Profesional y Técnico	3.206	3.170		6.376	144.639.202		144.639.202
Administrativo	904	905		1.809	42.186.433		42.186.433
Personal Contratado	**450**	**450**		**900**	**14.355.694**		**14.355.694**
Administrativo	450	450		900	14.355.694		14.355.694
TOTAL	**4.777**	**4.710**		**9.487**	**215.243.474**		**215.243.474**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**55**	**55**	**110**	**6.589.259**
Empleados	55	55	110	6.589.259
Jubilados	**730**	**729**	**1.459**	**97.193.875**
Empleados	730	729	1.459	97.193.875
TOTAL	**785**	**784**	**1.569**	**103.783.134**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.139.952.626
4.02	Materiales, suministros y mercancías	106.076.483
4.03	Servicios no personales	240.113.328
4.04	Activos reales	53.127.252
4.07	Transferencias y donaciones	112.124.320
4.08	Otros gastos	22.325.991
4.11	Disminución de pasivos	12.000.000
	TOTAL	**1.685.720.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.641.484.003**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.217.543.465
Del sector público	1.217.543.465
Transferencias corrientes internas recibidas del sector público	1.217.543.465
De la República (Ministerio del Poder Popular para Economía y Finanzas)	1.217.543.465
Recursos Ordinarios	603.079.000
Gestión Fiscal	600.921.000
Proyectos por Endeudamiento	13.543.465
Modernización del SENIAT III	13.543.465
INGRESOS NO TRIBUTARIOS	**394.451.489**
Tasas	394.451.489
INGRESOS DE LA PROPIEDAD	29.489.049
Intereses	29.489.049
Intereses internos	29.489.049
Intereses por depósitos	29.489.049
B. GASTOS CORRIENTES	**1.620.592.748**
GASTOS DE CONSUMO	1.508.468.428
Remuneraciones	1.139.952.626
Sueldos, salarios y otras retribuciones	268.879.435
Beneficios y complementos de sueldos y salarios	429.254.677
Aportes patronales	51.990.509
Prestaciones sociales y otras indemnizaciones	146.443.313
Asistencia socioeconómica	243.384.692

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Compra de bienes y servicios	306.282.830
Bienes de consumo	106.076.483
Servicios no personales	200.206.347
Impuestos indirectos	39.906.981
Depreciación y amortización	22.325.991
TRANSFERENCIAS Y DONACIONES CORRIENTES	112.124.320
Al sector privado	112.124.320
Transferencias corrientes al sector privado	104.049.894
Directas a personas	103.783.134
Pensiones y otros beneficios asociados	6.589.259
Jubilaciones y otros beneficios asociados	97.193.875
Otras transferencias corrientes internas al sector privado	266.760
Donaciones corrientes al sector privado	8.074.426
Donaciones a personas	8.074.426
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO / (DESAHORRO)	**20.891.255**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**54.613.781**
RECURSOS PROPIOS DE CAPITAL	43.217.246
Ahorro / (Desahorro) en Cuenta Corriente	20.891.255
Incremento de la depreciación y amortización acumuladas	22.325.991
TRANSFERENCIAS Y DONACIONES DE CAPITAL	11.396.535
Transferencias de capital recibidas del sector público	11.396.535
De la República (Ministerio del Poder Popular para Economía y Finanzas)	11.396.535
Proyectos por Endeudamiento	11.396.535
Modernización del SENIAT III	11.396.535
B. GASTOS DE CAPITAL	**53.127.252**
INVERSIÓN REAL DIRECTA	53.127.252
Formación bruta de capital fijo	48.473.615
Edificios e instalaciones	10.649.092
Maquinaria, equipos y otros bienes muebles	20.522.680
Construcciones de bienes de dominio privado	17.301.843
Bienes intangibles	4.653.637
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**1.486.529**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**12.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.513.471
Disminución de otros activos financieros	10.513.471
Disminución de disponibilidades	10.513.471
Disminución de caja	10.513.471
SUPERÁVIT FINANCIERO	1.486.529
B. APLICACIONES FINANCIERAS	**12.000.000**
DISMINUCIÓN DE PASIVOS	12.000.000
Disminución de cuentas y efectos por pagar	12.000.000
Disminución de cuentas y efectos por pagar a corto plazo	12.000.000
Disminución cuentas por pagar a proveedores a corto plazo	12.000.000

A0131

Superintendencia de Seguros
(SUDESEG)

SUPERINTENDENCIA DE SEGUROS (SUDESEG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Superintendencia de Seguros (SUDESEG), tiene a su cargo la inspección, supervisión, vigilancia, fiscalización, regulación y control de la actividad aseguradora y en especial, de las empresas de seguros constituidas en el país, de los productores de seguros, de las sociedades de corretaje de reaseguros y de las representaciones de empresas de reaseguros, constituidas en el exterior.

En concordancia con el actual Decreto de restricción del gasto, la Superintendencia de Seguros ajustó el presupuesto del ejercicio económico financiero 2010, con el objeto de establecer las prioridades y necesidades, en cuanto a la adecuación de la sede y la plataforma tecnológica, que siguen siendo de carácter inminente, para el normal funcionamiento del organismo. Cabe destacar, que esta institución, apegada a las normas y limitaciones en cuanto al gasto suntuario, solicitará los permisos a las instancias correspondientes, cuando así lo requiera la ejecución del gasto.

Para el logro de los objetivos planteados, el organismo se financiará con ingresos propios, los cuales están representados por la liquidación del aporte de las empresas de seguro, además de las disminuciones de inversiones temporales y los intereses generados por las colocaciones.

Enmarcado dentro de las políticas del Ejecutivo Nacional y con el propósito de orientar la gestión de la Institución, hacia el establecimiento de un modelo productivo socialista, se establecen como objetivos para el año 2010, los siguientes:

- Promover la modernidad, eficiencia y eficacia del accionar de la SUDESEG, en el mercado asegurador venezolano.
- Generar normas eficientes como instrumentos de regulación, supervisión, fiscalización y control del sector, así como de optimización de la dinámica y eficacia de su actividad.
- Regularizar y corregir oportunamente las anomalías del sector.
- Regular y supervisar el desenvolvimiento del mercado asegurador, conforme a las necesidades y características, basados en principios y estándares nacionales e internacionales.
- Controlar el correcto accionar de los supervisados, a través de una vigilancia preventiva y contínua.
- Velar por el cumplimiento de las normas y procedimientos de la organización, así como el buen desempeño de sus funcionarios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**91.732.157**
INGRESOS DE LA PROPIEDAD	3.014.313
Intereses	3.014.313
Intereses internos	3.014.313
Intereses por depósitos	3.014.313
TRANSFERENCIAS Y DONACIONES CORRIENTES	88.717.844
Del sector Privado	88.717.844
Transferencias corrientes internas recibidas del sector privado	88.717.844
De empresas privadas	88.717.844
INGRESOS DE CAPITAL	**2.468.378**
RECURSOS PROPIOS DE CAPITAL	2.468.378
Incremento de la depreciación y amortización acumuladas	2.468.378
FUENTES DE FINANCIAMIENTO	**20.113.602**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.113.602
Disminución de otros activos financieros	20.113.602
Disminución de disponibilidades	20.113.602
Disminución de inversiones temporales	20.113.602
TOTAL RECURSOS	**114.314.137**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**105.153.384**
GASTOS DE CONSUMO	105.150.384
Remuneraciones	94.316.977
Sueldos, salarios y otras retribuciones	11.119.137
Beneficios y complementos de sueldos y salarios	48.505.768
Aportes patronales	9.492.356
Prestaciones sociales y otras indemnizaciones	14.187.943
Asistencia socioeconómica	10.709.472
Otros gastos de personal	302.301
Compra de bienes y servicios	8.365.029
Bienes de consumo	1.098.443
Servicios no personales	7.266.586
Depreciación y amortización	2.468.378
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.000
Al sector externo	3.000
Transferencias corrientes al exterior	3.000
A organismos internacionales	3.000
GASTOS DE CAPITAL	**9.160.753**
INVERSIÓN REAL DIRECTA	9.160.753
Formación bruta de capital fijo	8.407.759
Edificios e instalaciones	3.475.000
Maquinaria, equipos y otros bienes muebles	4.932.759
Bienes intangibles	752.994
TOTAL GASTOS	**114.314.137**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
83296	Fortalecimiento Institucional	02-01-2008	31-12-2010	4.914.686	7.030.340			11.945.026
83453	Fortalecimiento Tecnológico	01-06-2007	31-12-2010	4.787.214	7.940.690			12.727.904
TOTAL				**9.701.900**	**14.971.030**			**24.672.930**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
83296	Fortalecimiento Institucional	Estructura Organizativa			1	7.030.340				7.030.340
83453	Fortalecimiento Tecnológico	Plataforma Tecnológica			100	7.940.690				7.940.690
107533	Fortalecimiento de la Actividad Aseguradora en el País	Acto Administrativo			23.780	95.213.082				95.213.082
	TOTAL					**110.184.112**				**110.184.112**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	4.130.025				4.130.025
	TOTAL	**4.130.025**				**4.130.025**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**92**	**86**	**55**	**233**	**5.087.244**	**3.680.616**	**8.767.860**
Directivo	8	10	4	22	864.568	15.000	879.568
Profesional y Técnico	38	35	36	109	2.740.620	2.758.080	5.498.700
Administrativo	31	5	6	42	671.924	704.880	1.376.804
Obrero	15	36	9	60	810.132	202.656	1.012.788
Personal Contratado	**60**	**40**		**100**	**5.905.572**		**5.905.572**
Profesional y Técnico	60	33		93	5.807.376		5.807.376
Obrero		7		7	98.196		98.196
TOTAL	**152**	**126**	**55**	**333**	**10.992.816**	**3.680.616**	**14.673.432**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	94.316.977
4.02	Materiales, suministros y mercancías	1.098.443
4.03	Servicios no personales	7.266.586
4.04	Activos reales	9.160.753
4.07	Transferencias y donaciones	3.000
4.08	Otros gastos	2.468.378
	TOTAL	**114.314.137**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**91.732.157**
TRANSFERENCIAS Y DONACIONES CORRIENTES	88.717.844
Del sector Privado	88.717.844
Transferencias corrientes internas recibidas del sector privado	88.717.844
De empresas privadas	88.717.844
INGRESOS DE LA PROPIEDAD	3.014.313
Intereses	3.014.313
Intereses internos	3.014.313
Intereses por depósitos	3.014.313
B. GASTOS CORRIENTES	**105.153.384**
GASTOS DE CONSUMO	105.150.384
Remuneraciones	94.316.977
Sueldos, salarios y otras retribuciones	11.119.137
Beneficios y complementos de sueldos y salarios	48.505.768
Aportes patronales	9.492.356
Prestaciones sociales y otras indemnizaciones	14.187.943
Asistencia socioeconómica	10.709.472
Otros gastos de personal	302.301
Compra de bienes y servicios	8.365.029
Bienes de consumo	1.098.443
Servicios no personales	7.266.586
Depreciación y amortización	2.468.378
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.000
Al sector privado	420
Donaciones corrientes al sector privado	420
Donaciones a personas	420
Al sector externo	2.580
Transferencias corrientes al exterior	2.580
A organismos internacionales	2.580
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO / (DESAHORRO)	**(13.421.227)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(10.952.849)**
RECURSOS PROPIOS DE CAPITAL	(10.952.849)
Ahorro / (Desahorro) en Cuenta Corriente	(13.421.227)
Incremento de la depreciación y amortización acumuladas	2.468.378
B. GASTOS DE CAPITAL	**9.160.753**
INVERSIÓN REAL DIRECTA	9.160.753
Formación bruta de capital fijo	8.407.759
Edificios e instalaciones	3.475.000
Maquinaria, equipos y otros bienes muebles	4.932.759
Bienes intangibles	752.994
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**(20.113.602)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**20.113.602**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.113.602
Disminución de otros activos financieros	20.113.602
Disminución de disponibilidades	20.113.602
Disminución de inversiones temporales	20.113.602
B. APLICACIONES FINANCIERAS	**20.113.602**
DÉFICIT FINANCIERO	20.113.602

A0185
Comisión Nacional de Valores
(CNV)

COMISIÓN NACIONAL DE VALORES (CNV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Comisión Nacional de Valores (CNV), bajo la tutela administrativa del Ministerio del Poder Popular para Economía y Finanzas, es el ente encargado de promover, regular, vigilar y supervisar el mercado de capitales, contribuyendo al desarrollo económico y social del país, garantizando la transparencia del mercado de valores.

La política presupuestaria de la CNV, está vinculada al Plan de Desarrollo Económico y Social de la Nación 2007-2013, particularmente a la estrategia "Mejorar sustancialmente la distribución de la riqueza y el ingreso", a través de la promoción del ahorro interno con equidad.

En este sentido, la Comisión pretende estimular y promover la incorporación de pequeños y medianos ahorristas, así como las PYMES al mercado de valores nacional, garantizando su transparencia, mejorando y fortaleciendo los sistemas de regulación y control de los emisores e intermediarios de títulos valores, la promoción y difusión de las bondades del mercado de valores y la capacitación del público en general en esta materia.

Para ello, la Comisión Nacional de Valores (CNV), velará por la transparencia del mercado de valores y la protección de los inversores, asegurando la mayor difusión de la información financiera y el cumplimiento, por parte de los entes intermediarios y emisores del mercado, de estándares internacionales de actuación y conducta y de los principios de buen gobierno. Estos entes son:

- Empresas emisoras.
- Entidades de inversión colectiva de capital cerrado (turísticas) y entidades de inversión colectiva de capital abierto (inmobiliaria) y sus sociedades administradoras.
- Corredores públicos de títulos valores, asesores de inversión y contadores, inscritos ante el Registro Nacional de Valores.
- Casas de bolsa, sociedades de corretaje, bolsas de valores, bolsas de productos agrícolas, cajas de valores, calificadoras de riesgo, agentes de traspaso y cámaras de compensación de opciones y futuros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**23.304.927**
INGRESOS NO TRIBUTARIOS	8.218.000
Ingresos por contribuciones especiales	8.218.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	48.200
Venta de bienes	4.000
Venta de servicios	44.200
INGRESOS DE LA PROPIEDAD	160.000
Intereses	160.000
Intereses internos	160.000
Intereses por depósitos	160.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.878.727
Del sector público	14.878.727
Transferencias corrientes internas recibidas del sector público	14.878.727
De la República	14.878.727
INGRESOS DE CAPITAL	**280.000**
RECURSOS PROPIOS DE CAPITAL	280.000
Incremento de la depreciación y amortización acumuladas	280.000
FUENTES DE FINANCIAMIENTO	**5.505.682**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.505.682
Disminución de otros activos financieros	5.505.682
Disminución de disponibilidades	5.505.682
Disminución de bancos	5.505.682
TOTAL RECURSOS	**29.090.609**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**28.950.609**
GASTOS DE CONSUMO	28.866.609
Remuneraciones	25.087.449
Sueldos, salarios y otras retribuciones	2.466.360
Beneficios y complementos de sueldos y salarios	10.697.950
Aportes patronales	415.140
Prestaciones sociales y otras indemnizaciones	3.293.800
Asistencia socioeconómica	3.404.640
Otros gastos de personal	4.809.559
Compra de bienes y servicios	3.159.360
Bienes de consumo	808.000
Servicios no personales	2.351.360
Impuestos indirectos	339.800
Depreciación y amortización	280.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.000
Al sector privado	24.000
Donaciones corrientes al sector privado	24.000
Donaciones a personas	12.000
Donaciones a instituciones sin fines de lucro	12.000
Al sector externo	60.000
Transferencias corrientes al exterior	60.000
A organismos internacionales	60.000
GASTOS DE CAPITAL	**140.000**
INVERSIÓN REAL DIRECTA	140.000
Formación bruta de capital fijo	140.000
Maquinaria, equipos y otros bienes muebles	140.000
TOTAL GASTOS	**29.090.609**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107536	Promoción Institucional del Mercado de Valores	Evento Organizado			23		4.964.425			4.964.425
107686	Protección al Inversor	Auditoría de Cumplimiento			3.922		5.541.082			5.541.082
107693	Transparencia del Mercado de Valores	Boletín Informativo			12		3.176.950			3.176.950
	TOTAL						**13.682.457**			**13.682.457**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	10.570.522	1.196.270			11.766.792
02	Gestión Administrativa	3.641.360				3.641.360
	TOTAL	**14.211.882**	**1.196.270**			**15.408.152**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**80**	**42**		**122**	**1.951.200**	**313.560**	**2.264.760**
Directivo	6	9		15	300.737		300.737
Profesional y Técnico	43	17		60	1.099.353	250.312	1.349.665
Administrativo	31	8		39	455.110	63.248	518.358
Obrero		8		8	96.000		96.000
TOTAL	**80**	**42**		**122**	**1.951.200**	**313.560**	**2.264.760**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	25.087.449
4.02	Materiales, suministros y mercancías	808.000
4.03	Servicios no personales	2.691.160
4.04	Activos reales	140.000
4.07	Transferencias y donaciones	84.000
4.08	Otros gastos	280.000
	TOTAL	**29.090.609**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**23.304.927**
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.878.727
Del sector público	14.878.727
Transferencias corrientes internas recibidas del sector público	14.878.727
De la República (Ministerio del Poder Popular para Economía y Finanzas)	14.878.727
Recursos Ordinarios	7.439.727
Gestión Fiscal	7.439.000
INGRESOS NO TRIBUTARIOS	8.218.000
Ingresos por contribuciones especiales	8.218.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	48.200
Venta de bienes	4.000
Venta de servicios	44.200
INGRESOS DE LA PROPIEDAD	160.000
Intereses	160.000
Intereses internos	160.000
Intereses por depósitos	160.000
B. GASTOS CORRIENTES	**28.950.609**
GASTOS DE CONSUMO	28.866.609
Remuneraciones	25.087.449
Sueldos, salarios y otras retribuciones	2.466.360
Beneficios y complementos de sueldos y salarios	10.697.950
Aportes patronales	415.140
Prestaciones sociales y otras indemnizaciones	3.293.800
Asistencia socioeconómica	3.404.640
Otros gastos de personal	4.809.559
Compra de bienes y servicios	3.159.360
Bienes de consumo	808.000
Servicios no personales	2.351.360
Impuestos indirectos	339.800
Depreciación y amortización	280.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	84.000
Al sector privado	24.000
Donaciones corrientes al sector privado	24.000
Donaciones a personas	12.000
Donaciones a instituciones sin fines de lucro	12.000
Al sector externo	60.000
Transferencias corrientes al exterior	60.000
A organismos internacionales	60.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO / (DESAHORRO)	**(5.645.682)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(5.365.682)**
RECURSOS PROPIOS DE CAPITAL	(5.365.682)
Ahorro / (Desahorro) en Cuenta Corriente	(5.645.682)
Incremento de la depreciación y amortización acumuladas	280.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**140.000**
INVERSIÓN REAL DIRECTA	140.000
Formación bruta de capital fijo	140.000
Maquinaria, equipos y otros bienes muebles	140.000
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**(5.505.682)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.505.682**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.505.682
Disminución de otros activos financieros	5.505.682
Disminución de disponibilidades	5.505.682
Disminución de bancos	5.505.682
B. APLICACIONES FINANCIERAS	**5.505.682**
DÉFICIT FINANCIERO	5.505.682

A0653

Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

CORPORACIÓN PARA LA ZONA LIBRE PARA EL FOMENTO DE LA INVERSIÓN TURÍSTICA DE LA PENÍNSULA DE PARAGUANÁ (CORPOTULIPA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA), es un ente adscrito al Ministerio del Poder Popular para Economía y Finanzas, encargado de velar por el cumplimiento de la Ley de Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (ZOLIPA), como régimen territorial de carácter fiscal para la prestación de servicios en la actividad turística y comercial; así como poner en marcha planes, programas y proyectos dirigidos a impulsar el desarrollo de la Península.

El documento presupuestario se elabora según al Art. 6 de la Ley ZOLIPA, que constituye el patrimonio de la Corporación con los aportes del Ministerio del Poder Popular para Economía y Finanzas, de la Gobernación del estado Falcón, los Municipios Falcón, Carirubana y los Taques, por los ingresos que se obtienen por concepto de las tarifas derivadas de la prestación de servicios y de los subsidios que realicen los organismos económicos y empresariales de la zona.

Para el año 2010 el presupuesto de ingresos y gastos asciende a Bs. 6.222.572, destinándose Bs. 4.029.421 a las acciones centralizadas y Bs. 2.193.151 a los proyectos, que serán financiados de la siguiente manera: Bs. 4.842.280 con ingresos propios, Bs. 1.180.292 por transferencias corrientes del Ministerio del Poder Popular para Economía y Finanzas, Bs. 100.000 de los Gobiernos Estadal y Municipal y recursos de capital por Bs. 100.000, por el incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**6.122.572**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.842.280
Venta de otros bienes y servicios	4.842.280
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.280.292
Del sector público	1.280.292
Transferencias corrientes internas recibidas del sector público	1.280.292
De la República	1.180.292
Del Poder Estadal	80.000
Del Poder Municipal	20.000
INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	**100.000**
Incremento de la depreciación y amortización acumuladas	100.000
TOTAL RECURSOS	**6.222.572**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.009.372**
GASTOS DE CONSUMO	5.990.372
Remuneraciones	3.588.642
Sueldos, salarios y otras retribuciones	1.248.001
Beneficios y complementos de sueldos y salarios	1.318.003
Aportes patronales	294.400
Prestaciones sociales y otras indemnizaciones	352.598
Asistencia socioeconómica	369.640
Otros gastos de personal	6.000
Compra de Bienes y servicios	2.301.730
Bienes de consumo	527.560
Servicios no personales	1.774.170
Depreciación y amortización	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.000
Al sector privado	19.000
Donaciones corrientes al sector privado	19.000
Donaciones a personas	7.000
Donaciones a instituciones sin fines de lucro	12.000
GASTOS DE CAPITAL	**113.200**
INVERSIÓN REAL DIRECTA	**113.200**
Formación Bruta de Capital Fijo	97.600
Maquinaria, equipos y otros bienes muebles	92.600
Construcciones de bienes de dominio público	5.000
Bienes intangibles	15.600

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**100.000**
INVERSIÓN FINANCIERA	**100.000**
Incremento de otros activos financieros	100.000
Incremento de disponibilidades	100.000
Incremento de bancos	100.000
TOTAL GASTOS	**6.222.572**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107502	Red de Producción Social para la Prestación de Servicios Turísticos en la Península de Paraguana (II Fase) - Comunidades de Adícora, Miraca, Santa Ana y El Supí	Persona Beneficiada			400	611.692	354.688			966.380
107701	Plan de Responsabilidad Social en la Zona Libre de Paraguaná	Plan			1	369.507				369.507
107807	Promoción de Paraguaná como Destino Turístico y Enclave de Inversión (Fase II)	Infraestructura			8	502.577	354.687			857.264
	TOTAL					1.483.776	709.375			2.193.151

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.212.391	300.000		100.000	2.612.391
02	Gestión Administrativa	1.246.113	170.917			1.417.030
	TOTAL	3.458.504	470.917		100.000	4.029.421

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**20**	**7**	**5**	**32**	**732.419**	**3.000**	**735.419**
Directivo	8	3	1	12	247.170		247.170
Profesional y Técnico	10	2	4	16	421.962	1.500	423.462
Obrero	2	2		4	63.287	1.500	64.787
Personal Contratado	**15**	**7**	**7**	**29**	**462.321**		**462.321**
Profesional y Técnico	6	6	5	17	301.100		301.100
Personal Administrativo	7		1	8	108.410		108.410
Obrero	2	1	1	4	52.811		52.811
TOTAL	**35**	**14**	**12**	**61**	**1.194.740**	**3.000**	**1.197.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.588.642
4.02	Materiales, suministros y mercancías	527.560
4.03	Servicios no personales	1.774.170
4.04	Activos reales	113.200
4.05	Activos financieros	100.000
4.07	Transferencias y donaciones	19.000
4.08	Otros gastos	100.000
	TOTAL	**6.222.572**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**6.122.572**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.280.292
Del sector público	1.280.292
Transferencias corrientes internas recibidas del sector público	1.280.292
De la República	1.180.292
Ministerio del Poder Popular para Economía y Finanzas	1.180.292
Recursos Ordinarios	590.292
Gestión Fiscal	590.000
Del Poder Estadal	80.000
Del Poder Municipal	20.000
Ingresos por la venta de bienes y servicios de la administración pública	4.842.280
Venta de otros bienes y servicios	4.842.280
B. GASTOS CORRIENTES	**6.009.372**
GASTOS DE CONSUMO	5.990.372
Remuneraciones	3.588.642
Sueldos, salarios y otras retribuciones	1.248.001
Beneficios y complementos de sueldos y salarios	1.318.003
Aportes patronales	294.400
Prestaciones sociales y otras indemnizaciones	352.598
Asistencia socioeconómica	369.640
Otros gastos de personal	6.000
Compra de Bienes y servicios	2.301.730
Bienes de consumo	527.560
Servicios no personales	1.774.170
Depreciación y amortización	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.000
Al sector privado	19.000
Donaciones corrientes al sector privado	19.000
Donaciones a personas	7.000
Donaciones a instituciones sin fines de lucro	12.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**113.200**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**213.200**
RECURSOS PROPIOS DE CAPITAL	213.200
Ahorro/ Desahorro en Cuenta Corriente	113.200
Incremento de la depreciación y amortización acumuladas	100.000
B. GASTOS DE CAPITAL	**113.200**
INVERSIÓN REAL DIRECTA	113.200
Formación Bruta de Capital Fijo	97.600
Maquinaria, equipos y otros bienes muebles	92.600
Construcciones de bienes de dominio público	5.000
Bienes intangibles	15.600
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**100.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**100.000**
SUPERÁVIT FINANCIERO	100.000
B. APLICACIONES FINANCIERAS	**100.000**
INVERSIÓN FINANCIERA	100.000
Incremento de otros activos financieros	100.000
Incremento de disponibilidades	100.000
Incremento de bancos	100.000

A0806

Fondo de Garantía
de Depósitos y Protección Bancaria
(FOGADE)

FONDO DE GARANTÍA DE DEPÓSITOS Y PROTECCIÓN BANCARIA (FOGADE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), tiene por objeto garantizar los depósitos del público y ejercer la función de liquidador de bancos, entidades de ahorro y préstamo e instituciones financieras regidas por el Decreto Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras, y las empresas relacionadas al grupo financiero.

En el marco de la Filosofía de Gestión Institucional, la formulación del Plan Operativo y Presupuesto correspondiente al año 2010 se fundamentó en las premisas que a continuación se describen:

- Directrices y Normas de los Órganos rectores de la materia y Políticas Institucionales a seguir en el corto plazo. Así como dar continuidad al cumplimiento del "Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo" dictado por el Presidente de la República en el presente año.
- Respecto a la Estructura Presupuestaria 2010, se mantienen las siguientes Acciones Específicas, dentro de los proyectos existentes, a los fines de dar respuesta a lineamientos concretos del Ministerio del Poder Popular para la Planificación y Desarrollo:
  - "Medicina Preventiva", en el Proyecto "Atención Integral al Trabajador", para atender el lineamiento de Enfoque de Género.
  - "Estadísticas Institucionales", en el Proyecto "Fortalecimiento Institucional", para atender el lineamiento de declarar la actividad estadística como prioritaria.
  - "Deber Social del Trabajador de FOGADE", en el Proyecto "Atención Integral al Trabajador", para atender el lineamiento de fomentar la conciencia del deber social de los trabajadores.
  - "Desempeño Institucional Transferencias", siendo Presidencia la Unidad Ejecutora, se asignaron recursos presupuestarios, para atender el lineamiento de fomentar la articulación social con el entorno.

Con relación a las operaciones financieras la institución tiene previsto para el Ejercicio Económico-Financiero 2010 las siguientes acciones:

- Percibir aportes de Bancos por Bs.1.065.766.441, considerando un incremento del 8% intersemestral y la tarifa vigente del 0,25% sobre el total de los depósitos del público al final de cada semestre.
- Obtener por concepto de Ingresos Financieros por Bs. 532.410.097, producto de los intereses sobre cartera de inversiones en valores, estimados a una tasa promedio del 10% para la moneda nacional y del 3% para la moneda extranjera, así como los ingresos por operaciones de asistencia financiera relativas a las recuperaciones por cobranzas de carteras de créditos.
- Obtener por concepto de Ingresos Extraordinarios Bs. 54.752.308, los cuales provienen principalmente de la ganancia estimada por venta de activos y de participaciones accionarias (Cirsa Caribe y Corimon), así como las recuperaciones por acreencias a cargo de la banca en liquidación y de las carteras de créditos cedidas al Instituto.
- Obtener por concepto de Venta de Bienes (Dación en Pago valor según libros) por Bs. 25.271.640, los cuales corresponden a la venta de inmuebles, previéndose la realización de 9 subastas durante el año, así como el estimado de recuperación por las adjudicaciones directas de inmuebles a entes del Estado.
- Se tiene previsto la Venta de Acciones (Otras Inversiones valor según libros) por Bs. 4.610.065 (0,26%), producto básicamente de la enajenación de acciones de empresas cedidas.
- Disminución de Otros Activos Financieros por Bs. 21.050.503, que representa la variación neta de los Aportes al Fideicomiso Plan de Vivienda menos Recuperación Capital en la cuenta Compra de Activos y Disminución de Cuentas por Cobrar, consecuencia principalmente de la cobranza relativa a la alícuota del año 2010, correspondiente a la adjudicación directa de los Hoteles Maremares y Morichal Largo, efectuada

- en octubre de 2008, de acuerdo al cronograma de pagos acordado entre Venezolana de Turismo VENETUR, S.A. y FOGADE, lo cual disminuye la Cuenta Otros Activos Financieros por Cobrar en Bs. 31.012.827.
- Por Concepto de Otras Fuentes Financieras se estiman Bs. 44.999.316, las cuales contemplan el incremento de la depreciación y amortización acumulada, el incremento de la provisión para cubrir posibles transacciones judiciales con exfuncionarios de este Organismo, así como la disminución de caja y bancos.
- Inversiones en Valores en Bs.1.468.183.467, como resultado del flujo de efectivo previsto, se determinó un excedente de tesorería a ser colocado en títulos rentables, seguros y de fácil realización de acuerdo con la política establecida por la Junta Directiva, en función de mantener y fortalecer el respaldo a la garantía de depósito como un objetivo fundamental del Instituto.
- Erogaciones Recuperables por Bs. 13.990.804, a ser destinados al saneamiento, mantenimiento, resguardo y comercialización de inmuebles, empresas e instituciones financieras no vendidas o en proceso de liquidación (cedidos y no cedidos). Dichos recursos se prevé recuperar con la enajenación de los activos.
- Cumplir con los planes de acción para el funcionamiento y operatividad del Fondo, así como garantizar los recursos materiales y financieros de los proyectos, lo cual determina egresos por Bs. 224.426.191. Es importante destacar, que de los recursos estimados provenientes de los intereses sobre cartera de inversiones (Bs. 532.322.180), Bs. 467.138.713 provienen de las inversiones en moneda nacional, los cuales superan en 2,09 veces a los gastos de funcionamiento estimados (Bs. 224.426.191), demostrando la viabilidad financiera para el cumplimiento de la gestión ordinaria del ejercicio económico 2010.
- Se estiman Otros Gastos por Bs. 43.259.908, destinados principalmente a provisionar la cancelación de las indemnizaciones a los exfuncionarios, al gasto por depreciación y amortización del ejercicio y al pago de depósitos garantizados.

En resumen, para el año 2010 el Fondo de Garantía de Depósitos y Protección Bancaria, presenta un presupuesto de ingresos y gastos por Bs. 1.751.860.370, conformado por Bs. 174.199.747 para acciones centralizadas y Bs. 1.577.660.623 para proyectos, y el mismo será financiado con ingresos corrientes por Bs. 587.162.405, ingresos de capital por Bs. 6.659.973 y fuentes financieras por Bs. 1.158.037.992.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**587.162.405**
INGRESOS DE OPERACIÓN	532.410.097
Ingresos financieros de instituciones financieras	532.410.097
OTROS INGRESOS	54.752.308
Otros ingresos ajenos a la operación	54.752.308
INGRESOS DE CAPITAL	**6.659.973**
RECURSOS PROPIOS DE CAPITAL	**2.049.908**
Incremento de la depreciación y amortización acumuladas	2.049.908
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.610.065**
Venta de acciones y participaciones de capital por la República y entes descentralizados sin fines empresariales	4.610.065
Del sector público	4.610.065
De entes descentralizados financieros no bancarios	4.610.065
FUENTES DE FINANCIAMIENTO	**1.158.037.992**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**50.061.551**
Disminución de otros activos financieros	50.061.551
Disminución de disponibilidades	50.061.551
Disminución de Bancos	3.739.408
Disminución de fondos en avance, en anticipo y en fideicomiso	46.322.143
Disminución de otros activos financieros circulantes	25.271.640
Disminución de otros activos financieros no circulantes	21.050.503

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INCREMENTO DE PASIVOS	**42.210.000**
Incremento de otros pasivos	42.210.000
Incremento de provisiones y reservas técnicas	42.210.000
Incremento de provisiones	42.210.000
Incremento de otras provisiones	42.210.000
INCREMENTO DEL PATRIMONIO	**1.065.766.441**
Incremento del capital	1.065.766.441
Incremento del capital fiscal e institucional	1.065.766.441
TOTAL RECURSOS	**1.751.860.370**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**253.410.607**
GASTOS DE OPERACIÓN	184.262.418
Remuneraciones	147.038.371
Sueldos, salarios y otras retribuciones	32.215.380
Beneficios y complementos de sueldos y salarios	60.235.856
Aportes patronales	5.936.941
Prestaciones sociales y otras indemnizaciones	17.835.723
Asistencia socioeconómica	30.756.631
Otros gastos de personal	57.840

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	35.174.139
Bienes de consumo	4.098.740
Servicios no personales	31.075.399
Depreciación y amortización	2.049.908
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.938.189
Al sector privado	25.598.189
Transferencias corrientes al sector privado	25.018.189
Directas a personas	24.368.189
Pensiones y otros beneficios asociados	9.473.550
Jubilaciones y otros beneficios asociados	14.894.639
A instituciones sin fines de lucro	610.000
Otras transferencias corrientes internas al sector privado	40.000
Donaciones corrientes al sector privado	580.000
Donaciones a personas	580.000
Al sector público	340.000
Transferencias corrientes al sector público	30.000
A los entes descentralizados sin fines empresariales para sus gastos	30.000
Donaciones corrientes al sector público	310.000
A la República	120.000
A los entes descentralizados sin fines empresariales	40.000
A instituciones de protección social	130.000
A entes descentralizados financieros bancarios	20.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	43.210.000
Indemnizaciones y sanciones pecuniarias	42.210.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	42.210.000
Otros Gastos Corrientes	1.000.000
GASTOS DE CAPITAL	**16.275.492**
INVERSIÓN REAL DIRECTA	**16.275.492**
Formación Bruta de Capital Fijo	15.825.492
Maquinaria, equipos y otros bienes muebles	9.847.492
Construcciones de bienes de dominio privado	5.978.000
Bienes intangibles	450.000
APLICACIONES FINANCIERAS	**1.482.174.271**
INVERSIÓN FINANCIERA	**1.482.174.271**
Incremento de otros activos financieros	1.482.174.271
Incremento de disponibilidades	1.468.183.467
Incremento de inversiones temporales	1.468.183.467
Incremento de cuentas por cobrar a mediano y largo plazo	13.990.804
Incremento de otras cuentas por cobrar a mediano y largo plazo	13.990.804
TOTAL GASTOS	**1.751.860.370**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107417	Aportes y Garantía de Depósitos	Informe			12	5.568.863				5.568.863
107493	Recuperación de Auxilios Financieros	Bolívar			140.192.989	34.452.201				34.452.201
107562	Atención Integral al Trabajador	Persona Atendida			35.578	37.999.879				37.999.879
107769	Apoyo y Fortalecimiento Institucional	Informe			43	1.499.639.680				1.499.639.680
	TOTAL					1.577.660.623				1.577.660.623

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	82.998.073				82.998.073
02	Gestión Administrativa	66.833.485				66.833.485
03	Previsión y Protección Social	24.368.189				24.368.189
	TOTAL	174.199.747				174.199.747

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**317**	**239**	**105**	**661**	**29.760.936**		**29.760.936**
Directivo	14	21	7	42	5.030.328		5.030.328
Profesional y Técnico	200	94	44	338	18.431.712		18.431.712
Personal Administrativo	94	85	47	226	5.228.928		5.228.928
Personal Médico	2			2	97.512		97.512
Obrero	7	39	7	53	972.456		972.456
Personal Fijo a Tiempo Parcial	**2**	**1**	**1**	**4**	**90.816**		**90.816**
Personal Médico	2	1	1	4	90.816		90.816
Personal Contratado			**64**	**64**	**2.103.168**		**2.103.168**
Profesional y Técnico			46	46	1.908.168		1.908.168
Personal Administrativo			18	18	195.000		195.000
TOTAL	**319**	**240**	**170**	**729**	**31.954.920**		**31.954.920**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**44**	**29**	**73**	**9.473.550**
Médicos		1	1	123.183
Empleados	44	28	72	9.350.367
Jubilados	**59**	**41**	**100**	**14.894.639**
Médicos		1	1	80.499
Empleados	59	40	99	14.814.140
TOTAL	**103**	**70**	**173**	**24.368.189**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	147.038.371
4.02	Materiales, suministros y mercancías	4.098.740
4.03	Servicios no personales	31.075.399
4.04	Activos reales	16.275.492
4.05	Activos financieros	1.482.174.271
4.07	Transferencias y donaciones	25.938.189
4.08	Otros gastos	45.259.908
	TOTAL	**1.751.860.370**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**587.162.405**
INGRESOS DE OPERACIÓN	532.410.097
Ingresos financieros de instituciones financieras	532.410.097
OTROS INGRESOS	54.752.308
Otros ingresos ajenos a la operación	54.752.308
B. GASTOS CORRIENTES	**253.410.607**
GASTOS DE OPERACIÓN	184.262.418
Remuneraciones	147.038.371
Sueldos, salarios y otras retribuciones	32.215.380
Beneficios y complementos de sueldos y salarios	60.235.856
Aportes patronales	5.936.941
Prestaciones sociales y otras indemnizaciones	17.835.723
Asistencia socioeconómica	30.756.631
Otros gastos de personal	57.840
Compra de Bienes y servicios	35.174.139
Bienes de consumo	4.098.740
Servicios no personales	31.075.399
Depreciación y amortización	2.049.908
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.938.189
Al sector privado	25.598.189
Transferencias corrientes al sector privado	25.018.189
Directas a personas	24.368.189
Pensiones y otros beneficios asociados	9.473.550
Jubilaciones y otros beneficios asociados	14.894.639
A instituciones sin fines de lucro	610.000
Otras transferencias corrientes internas al sector privado	40.000
Donaciones corrientes al sector privado	580.000
Donaciones a personas	580.000
Al sector público	340.000
Transferencias corrientes al sector público	30.000
A los entes descentralizados sin fines empresariales para sus gastos	30.000
Donaciones corrientes al sector público	310.000
A la República	120.000
A los entes descentralizados sin fines empresariales	40.000
A instituciones de protección social	130.000
A entes descentralizados financieros bancarios	20.000
OTROS GASTOS CORRIENTES	43.210.000
Indemnizaciones y sanciones pecuniarias	42.210.000
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	42.210.000
Otras Gastos Corrientes	1.000.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**333.751.798**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**340.411.771**
RECURSOS PROPIOS DE CAPITAL	335.801.706
Ahorro/ Desahorro en Cuenta Corriente	333.751.798
Incremento de la depreciación y amortización acumuladas	2.049.908
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.610.065
Venta de acciones y participaciones de capital por la República y entes descentralizados sin fines empresariales	4.610.065
Del sector público	4.610.065
De entes descentralizados financieros no bancarios	4.610.065
B. GASTOS DE CAPITAL	**16.275.492**
INVERSIÓN REAL DIRECTA	16.275.492
Formación Bruta de Capital Fijo	15.825.492
Maquinaria, equipos y otros bienes muebles	9.847.492
Construcciones de bienes de dominio privado	5.978.000
Bienes intangibles	450.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**324.136.279**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.482.174.271**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	50.061.551
Disminución de otros activos financieros	50.061.551
Disminución de disponibilidades	3.739.408
Disminución de Bancos	3.739.408
Disminución de otros activos financieros circulantes	25.271.640
Disminución de otros activos financieros no circulantes	21.050.503
INCREMENTO DE PASIVOS	42.210.000
Incremento de otros pasivos	42.210.000
Incremento de provisiones y reservas técnicas	42.210.000
Incremento de provisiones	42.210.000
Incremento de otras provisiones	42.210.000
INCREMENTO DEL PATRIMONIO	1.065.766.441
Incremento del capital	1.065.766.441
Incremento del capital fiscal e institucional	1.065.766.441
SUPERÁVIT FINANCIERO	324.136.279
B. APLICACIONES FINANCIERAS	**1.482.174.271**
INVERSIÓN FINANCIERA	1.482.174.271
Incremento de otros activos financieros	1.482.174.271
Incremento de disponibilidades	1.468.183.467
Incremento de inversiones temporales	1.468.183.467
Incremento de cuentas por cobrar a mediano y largo plazo	13.990.804
Incremento de otras cuentas por cobrar a mediano y largo plazo	13.990.804

A0906
Servicio Autónomo
Superintendencia Nacional de Actividades Hípicas
(SUNAHIP)

SERVICIO AUTÓNOMO SUPERINTENDENCIA NACIONAL DE ACTIVIDADES HÍPICAS (SUNAHIP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el Ejercicio Económico-Financiero 2010 la Superintendencia Nacional de Actividades Hípicas (SUNAHIP), con base a las funciones establecidas en el Decreto Ley 422 de fecha 25/10/1999, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.397 Extraordinario de la misma fecha, que rige las actividades hípicas a nivel nacional y en concordancia con los Lineamientos Generales del Plan de Desarrollo Económico y Social de la Nación 2007 - 2013, tiene como premisa fundamental incrementar en un treinta y cuatro por ciento (34%) la generación de ingresos propios con respecto al año 2009, a objeto de reafirmar por cuarto año consecutivo el autofinanciamiento de sus operaciones. Es importante destacar, que la Superintendencia prevé lograr la meta de invertir el diez por ciento (10%) de sus ingresos brutos, para inversión social, con la finalidad de combatir la miseria y la pobreza, para brindarle mejores oportunidades de vida a las clases mas necesitadas de nuestra población.

En cuanto a la política de gastos, se dará continuidad al uso de tecnologías modernas, que permitan la realización de las funciones principales, como son la fiscalización y el control de las actividades hípicas a nivel nacional, de manera más eficaz y eficiente, a objeto de ahorrar recursos que puedan ser utilizados en pro de la solución de problemas de la colectividad.

La Superintendencia continuará en el año 2010 ofreciendo servicios de calidad, con prontitud y eficiencia en todos los procesos de supervisión y control de la actividad hípica nacional; específicamente en los procesos de identificación electrónica de ejemplares purasangre de carreras, mediante la implantación de microchips, las pruebas de ADN, la inspección veterinaria y todos los demás servicios bajo la responsabilidad y competencia del Ente.

El presupuesto de ingresos y gastos de la SUNAHIP se ubicará en la cantidad de Bs. 26.404.512, destinándose en su totalidad a las acciones centralizadas, y el financiamiento provendrá de ingresos corrientes por Bs. 25.103.160, ingresos de capital por Bs. 794.085 y fuentes financieras por Bs. 507.267.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**25.103.160**
INGRESOS DE LA PROPIEDAD	836.400
Intereses	836.400
Intereses internos	836.400
Intereses por depósitos	836.400
OTROS INGRESOS	24.266.760
Otros ingresos ordinarios	24.266.760
INGRESOS DE CAPITAL	**794.085**
RECURSOS PROPIOS DE CAPITAL	**794.085**
Incremento de la depreciación y amortización acumuladas	794.085
FUENTES DE FINANCIAMIENTO	**507.267**
INCREMENTO DE PASIVOS	**507.267**
Incremento de otros pasivos	507.267
Incremento de provisiones y reservas técnicas	507.267
Incremento de provisiones	507.267
Incremento de provisiones para beneficios sociales	507.267
TOTAL RECURSOS	**26.404.512**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**23.587.185**
GASTOS DE CONSUMO	21.167.935
Remuneraciones	17.095.372
Sueldos, salarios y otras retribuciones	3.306.279
Beneficios y complementos de sueldos y salarios	10.054.496
Aportes patronales	204.581
Prestaciones sociales y otras indemnizaciones	1.530.941
Asistencia socioeconómica	1.999.075
Compra de Bienes y servicios	3.278.478
Bienes de consumo	900.000
Servicios no personales	2.378.478
Depreciación y amortización	794.085
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.419.250
Al sector privado	2.419.250
Donaciones corrientes al sector privado	2.419.250
Donaciones a personas	1.800.000
Donaciones a instituciones sin fines de lucro	619.250
GASTOS DE CAPITAL	**500.000**
INVERSIÓN REAL DIRECTA	**500.000**
Formación Bruta de Capital Fijo	410.000
Maquinaria, equipos y otros bienes muebles	285.000
Construcciones de bienes de dominio privado	125.000
Bienes intangibles	90.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**2.317.327**
INVERSIÓN FINANCIERA	**2.317.327**
Incremento de otros activos financieros	2.317.327
Incremento de disponibilidades	2.317.327
Incremento de bancos	317.327
Incremento de inversiones temporales	2.000.000
TOTAL GASTOS	**26.404.512**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	17.095.372				17.095.372
02	Gestión Administrativa	9.309.140				9.309.140
	TOTAL	26.404.512				26.404.512

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**19**	**33**		**52**	**1.535.528**	**1.069.302**	**2.604.830**
Directivo	2	5		7	347.637		347.637
Profesional y Técnico	13	14		27	921.158		921.158
Obrero	4	14		18	266.733	1.069.302	1.336.035
Personal Contratado	**8**	**6**		**14**	**1.770.751**		**1.770.751**
Profesional y Técnico	4	3		7	1.383.923		1.383.923
Personal Administrativo	4	3		7	386.828		386.828
TOTAL	**27**	**39**		**66**	**3.306.279**	**1.069.302**	**4.375.581**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	17.095.372
4.02	Materiales, suministros y mercancías	900.000
4.03	Servicios no personales	2.378.478
4.04	Activos reales	500.000
4.05	Activos financieros	2.317.327
4.07	Transferencias y donaciones	2.419.250
4.08	Otros gastos	794.085
	TOTAL	**26.404.512**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**25.103.160**
INGRESOS DE LA PROPIEDAD	836.400
Intereses	836.400
Intereses internos	836.400
Intereses por depósitos	836.400
OTROS INGRESOS	24.266.760
Otros ingresos ordinarios	24.266.760
B. GASTOS CORRIENTES	**23.587.185**
GASTOS DE CONSUMO	21.167.935
Remuneraciones	17.095.372
Sueldos, salarios y otras retribuciones	3.306.279
Beneficios y complementos de sueldos y salarios	10.054.496
Aportes patronales	204.581
Prestaciones sociales y otras indemnizaciones	1.530.941
Asistencia socioeconómica	1.999.075
Compra de Bienes y servicios	3.278.478
Bienes de consumo	900.000
Servicios no personales	2.378.478
Depreciación y amortización	794.085
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.419.250
Al sector privado	2.419.250
Donaciones corrientes al sector privado	2.419.250
Donaciones a personas	1.800.000
Donaciones a instituciones sin fines de lucro	619.250
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.515.975**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.310.060**
RECURSOS PROPIOS DE CAPITAL	2.310.060
Ahorro/ Desahorro en Cuenta Corriente	1.515.975
Incremento de la depreciación y amortización acumuladas	794.085
B. GASTOS DE CAPITAL	**500.000**
INVERSIÓN REAL DIRECTA	500.000
Formación Bruta de Capital Fijo	410.000
Maquinaria, equipos y otros bienes muebles	285.000
Construcciones de bienes de dominio privado	125.000
Bienes intangibles	90.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.810.060**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.317.327**
INCREMENTO DE PASIVOS	507.267
Incremento de otros pasivos	507.267
Incremento de provisiones y reservas técnicas	507.267
Incremento de provisiones	507.267
Incremento de provisiones para beneficios sociales	507.267
SUPERÁVIT FINANCIERO	1.810.060
B. APLICACIONES FINANCIERAS	**2.317.327**
INVERSIÓN FINANCIERA	2.317.327
Incremento de otros activos financieros	2.317.327
Incremento de disponibilidades	2.317.327
Incremento de bancos	317.327
Incremento de inversiones temporales	2.000.000

A0955
Servicio Autónomo
Comisión Nacional de Loterías
(CONALOT)

SERVICIO AUTONÓMO COMISIÓN NACIONAL DE LOTERÍA (CONALOT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Comisión Nacional de Lotería (CONALOT), es el ente regulador de la explotación de la actividad de juegos de lotería, coadyuvando al Estado, en la recaudación de tributos, para la ejecución de planes y proyectos, propuestos por el Gobierno Nacional, para la beneficencia pública y asistencia social; así como también para garantizar al público apostador, la legalidad y transparencia en los juegos de azar.

Corresponde a la Comisión Nacional de Lotería:

- Regular y controlar la actividad de juegos de lotería, mediante el establecimiento de principios y disposiciones de la Ley Nacional de Lotería.

- Inspeccionar y fiscalizar la actividad desarrollada por los administrados, en todos los tipos de juegos de lotería y sus modalidades.

- Fomentar y fortalecer la erradicación progresiva del juego ilegal de lotería.

- Velar para que los recursos que se generen por la explotación de la actividad de juegos de lotería, sean destinados única y exclusivamente, para la beneficencia pública y asistencia social.

La estructura del presupuesto de ingresos para el año 2010, está conformado por la transferencia a recibir del Ministerio del Poder Popular para Economía y Finanzas, aportes especiales de las loterías oficiales, ingresos por tasas por la prestación de sus servicios, previstos en el numeral 3 del artículo 21 de la Ley Nacional de Lotería, intereses por depósito a plazo fijo y por incremento de la depreciación y amortización acumuladas.

Del total del presupuesto de gastos, el 55,24% será destinado al financiamiento del proyecto “Control de los Sujetos Pasivos de la Ley Nacional de Lotería, en la Gran Caracas” y el resto a las acciones centralizadas.

La cobertura de la demanda a satisfacer, a través de la inscripción y registro de licencias y la gestión de fiscalizar los administrados, sujetos de la Ley Nacional de Lotería, comprende:

- Demanda potencial: Veintitrés mil (23.000) centros de apuesta a nivel nacional.

- Demanda a cubrir: Dos mil doscientos ochenta (2.280) centros de apuesta a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.650.068**
INGRESOS NO TRIBUTARIOS	2.942.500
Ingresos por contribuciones especiales	2.942.500
INGRESOS DE LA PROPIEDAD	21.972
Intereses	21.972
Intereses internos	21.972
Intereses por depósitos	21.972
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.685.596
Del sector público	1.685.596
Transferencias corrientes internas recibidas del sector público	1.685.596
De la República	1.301.046
De los entes descentralizados sin fines empresariales	384.550
INGRESOS DE CAPITAL	**115.450**
RECURSOS PROPIOS DE CAPITAL	115.450
Incremento de la depreciación y amortización acumuladas	115.450
TOTAL RECURSOS	**4.765.518**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**4.625.518**
GASTOS DE CONSUMO	4.555.518
Remuneraciones	3.002.908
Sueldos, salarios y otras retribuciones	1.186.998
Beneficios y complementos de sueldos y salarios	805.374
Aportes patronales	165.435
Prestaciones sociales y otras indemnizaciones	199.970
Asistencia socioeconómica	225.131
Otros gastos de personal	420.000
Compra de bienes y servicios	1.437.160
Bienes de consumo	189.500
Servicios no personales	1.247.660
Depreciación y amortización	115.450
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
Al sector público	50.000
Donaciones corrientes al sector público	50.000
A los entes descentralizados sin fines empresariales	30.000
A instituciones de protección social	20.000
GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**40.000**
DISMINUCIÓN DE PASIVOS	40.000
Disminución de cuentas y efectos por pagar	40.000
Disminución de cuentas y efectos por pagar a corto plazo	40.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.000
Disminución de aportes patronales y retenciones laborales por pagar	10.000
Disminución cuentas por pagar a proveedores a corto plazo	25.000
TOTAL GASTOS	**4.765.518**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107472	Control de los Sujetos Pasivos de la Ley Nacional de Lotería, en la Gran Caracas	Expediente / Visita			1.000	1.331.053	1.301.046			2.632.099
	TOTAL					**1.331.053**	**1.301.046**			**2.632.099**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.476.821				1.476.821
02	Gestión Administrativa	656.598				656.598
	TOTAL	**2.133.419**				**2.133.419**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**100.000**		**100.000**
Directivo		1		1	100.000		100.000
Personal Contratado	**8**	**10**	**12**	**30**	**942.998**		**942.998**
Profesional y Técnico	4	8	10	22	694.472		694.472
Administrativo	4	2	2	8	248.526		248.526
TOTAL	**8**	**11**	**12**	**31**	**1.042.998**		**1.042.998**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.002.908
4.02	Materiales, suministros y mercancías	189.500
4.03	Servicios no personales	1.247.660
4.04	Activos reales	100.000
4.07	Transferencias y donaciones	70.000
4.08	Otros gastos	115.450
4.11	Disminución de pasivos	40.000
	TOTAL	**4.765.518**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.650.068**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.685.596
Del sector público	1.685.596
Transferencias corrientes internas recibidas del sector público	1.685.596
De la República (Ministerio del Poder Popular para Economía y Finanzas)	1.301.046
Recursos Ordinarios	651.046
Gestión Fiscal	650.000
De los entes descentralizados sin fines empresariales	384.550
INGRESOS NO TRIBUTARIOS	2.942.500
Ingresos por contribuciones especiales	2.942.500
INGRESOS DE LA PROPIEDAD	21.972
Intereses	21.972
Intereses internos	21.972
Intereses por depósitos	21.972
B. GASTOS CORRIENTES	**4.625.518**
GASTOS DE CONSUMO	4.555.518
Remuneraciones	3.002.908
Sueldos, salarios y otras retribuciones	1.186.998
Beneficios y complementos de sueldos y salarios	805.374
Aportes patronales	165.435
Prestaciones sociales y otras indemnizaciones	199.970
Asistencia socioeconómica	225.131
Otros gastos de personal	420.000
Compra de bienes y servicios	1.437.160
Bienes de consumo	189.500
Servicios no personales	1.247.660
Depreciación y amortización	115.450
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
Al sector público	50.000
Donaciones corrientes al sector público	50.000
A los entes descentralizados sin fines empresariales	30.000
A instituciones de protección social	20.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO / (DESAHORRO)	**24.550**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**140.000**
RECURSOS PROPIOS DE CAPITAL	140.000
Ahorro / (Desahorro) en Cuenta Corriente	24.550
Incremento de la depreciación y amortización acumuladas	115.450
B. GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación bruta de capital fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**40.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**40.000**
SUPERÁVIT FINANCIERO	40.000
B. APLICACIONES FINANCIERAS	**40.000**
DISMINUCIÓN DE PASIVOS	40.000
Disminución de cuentas y efectos por pagar	40.000
Disminución de cuentas y efectos por pagar a corto plazo	40.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.000
Disminución de aportes patronales y retenciones laborales por pagar	10.000
Disminución cuentas por pagar a proveedores a corto plazo	25.000

08

Ministerio del Poder Popular para la Defensa

A0005
Instituto Autónomo
Círculo de las Fuerzas Armadas
(IACFA)

INSTITUTO AUTÓNOMO CÍRCULO DE LAS FUERZAS ARMADAS (IACFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La misión del Instituto es contribuir a una mayor identificación entre los profesionales de la Institución Armada, lo cual permite el incremento de la vida social de ellos y sus familiares, en consecuencia, el Círculo de las Fuerzas Armadas funcionará como centro de recepciones, de cultura intelectual y física, de esparcimiento o recreación y de alojamiento.

Su visión es ser una organización dotada de recursos humanos, materiales y financieros de alta calidad, para lograr la autogestión y el autofinanciamiento en un lapso de cinco (5) años, lo que permitirá proporcionar un óptimo servicio en las áreas de recreación y alojamiento a los socios, sus familiares y demás usuarios en un ambiente integrador con una sólida imagen y credibilidad, logrando con esto ubicarse entre los primeros clubes del país.

Su actividad principal es brindar a sus socios militares y civiles un excelente servicio en materia de recreación, alojamiento y bienestar.

Dentro del nuevo enfoque de desarrollo del país, la función del IACFA está enmarcada dentro del área estratégica "Suprema Felicidad Social", contemplada en el Primer Plan Socialista "Simón Bolívar" 2007-2013 y para alcanzar sus objetivos se establece el logro de un Proyecto Presupuestario específico: "Servicios de Relación Social Integral", el cual se complementará con tres (3) Acciones Centralizadas de apoyo, siguiendo las directrices emanadas de la Comisión Central de Planificación y del Ministerio del Poder Popular para la Defensa.

El Círculo cuenta con una plantilla de recursos humanos conformada por 974 trabajadores más una infraestructura conformada por ocho (8) hoteles, dos (2) balnearios, treinta y cuatro (34) restaurantes y otros espacios físicos que contribuirán alcanzar las metas establecidas para el año 2010.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**125.345.980**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**19.867.600**
Del Sector Público	19.867.600
Transferencias Corrientes Internas Recibidas del Sector Público	19.867.600
De la República	19.867.600
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**83.407.583**
Venta de Otros Bienes y Servicios	83.407.583
INGRESOS DE LA PROPIEDAD	**2.644.972**
Intereses	153.180
Intereses Internos	153.180
Intereses por Depósitos	153.180
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	2.491.792
Alquileres	2.491.792
OTROS INGRESOS	**19.425.825**
Otros Ingresos Ordinarios	19.425.825
INGRESOS DE CAPITAL	**1.852.423**
RECURSOS PROPIOS DE CAPITAL	**1.852.423**
Incremento de la Depreciación y Amortización Acumuladas	1.852.423
TOTAL RECURSOS	**127.198.403**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**110.397.560**
GASTOS DE CONSUMO	**104.279.893**
Remuneraciones	44.037.999
Sueldos, Salarios y Otras Retribuciones	22.075.764
Beneficios y Complementos de Sueldos y Salarios	11.267.998
Aportes Patronales	1.897.096
Prestaciones Sociales y Otras Indemnizaciones	4.719.766
Asistencia Socioeconómica	4.077.375
Compra de Bienes y Servicios	58.389.471
Bienes de Consumo	24.904.766
Servicios no Personales	33.484.705
Depreciación y Amortización	1.852.423
TRANSFERENCIAS Y DONACIONES CORRIENTES	**6.117.667**
Al Sector Privado	1.718.485
Transferencias Corrientes al Sector Privado	1.718.485
Directas a Personas	1.718.485
Pensiones y Otros Beneficios Asociados	297.215
Jubilaciones y Otros Beneficios Asociados	1.421.270
Al Sector Público	4.399.182
Transferencias Corrientes al Sector Público	4.399.182
A Entes Descentralizados Financieros No Bancarios	4.399.182

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**14.438.903**
INVERSIÓN REAL DIRECTA	**14.438.903**
Formación Bruta de Capital Fijo	14.302.063
Maquinaria, Equipos y Otros Bienes Muebles	3.439.358
Bienes Preexistentes	32.000
Construcciones de Bienes de Dominio Privado	10.830.705
Bienes Intangibles	136.840
APLICACIONES FINANCIERAS	**2.361.940**
INVERSION FINANCIERA	**2.234.388**
Incremento de Otros Activos Financieros	2.234.388
Incremento de Disponibilidades	1.859.648
Incremento de Caja	293.888
Incremento de Bancos	1.565.760
Incremento de Cuentas por Cobrar a Corto Plazo	198.732
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	198.732
Incremento de Otros Activos Financieros Circulantes	138.996
Incremento de Otros Activos Financieros	37.012
DISMINUCION DE PASIVOS	**127.552**
Disminución de Cuentas y Efectos por Pagar	118.872
Disminución de Otras Cuentas y Efectos por Pagar	118.872
Disminución de Otras Cuentas por Pagar a Corto Plazo	118.872
Disminución de Otros Pasivos	8.680
Disminución de Otros Pasivos a Corto Plazo	8.680
TOTAL GASTOS	**127.198.403**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105.913	Servicios de Relación Social Integral	Servicio Integrado			365	90.956.805	14.176.989			105.133.794
	TOTAL					**90.956.805**	**14.176.989**			**105.133.794**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	8.011.943	5.690.611			13.702.554
02	Gestión Administrativa	2.234.388				2.234.388
03	Previsión y Protección Social	6.117.667				6.117.667
	TOTAL	**16.363.998**	**5.690.611**			**22.054.609**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**419**	**535**		**954**	**12.550.098**	**1.287.628**	**13.837.726**
Profesional y Técnico	69	49		118	1.714.608	256.500	1.971.108
Personal Administrativo	70	66		136	1.578.144	316.232	1.894.376
Obrero	280	420		700	9.257.346	714.896	9.972.242
Personal Fijo a Tiempo Parcial			**4**	**4**	**163.368**		**163.368**
Obrero			4	4	163.368		163.368
Personal Contratado			**16**	**16**	**1.147.412**		**1.147.412**
Profesional y Técnico			8	8	607.724		607.724
Obrero			8	8	539.688		539.688
TOTAL	419	535	20	974	13.860.878	1.287.628	15.148.506

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionado	**14**	**6**	**20**	**297.215**
Obrero	8	5	13	195.170
Empleado	6	1	7	102.045
Jubilado	**38**	**54**	**92**	**1.421.270**
Obrero	22	38	60	926.914
Empleado	16	16	32	494.356
TOTAL	52	60	112	1.718.485

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	44.037.999
4.02	Materiales, Suministros y Mercancías	24.904.766
4.03	Servicios no Personales	33.484.705
4.04	Activos Reales	14.438.903
4.05	Activos Financieros	2.234.388
4.07	Transferencias y Donaciones	6.117.667
4.08	Otros Gastos	1.852.423
4.11	Disminución de Pasivos	127.552
	TOTAL	**127.198.403**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**125.345.980**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.867.600
Del Sector Público	19.867.600
Transferencias Corrientes Internas Recibidas del Sector Público	19.867.600
De la República	19.867.600
Recursos Ordinarios	19.867.600
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	83.407.583
Venta de Otros Bienes y Servicios	83.407.583
INGRESOS DE LA PROPIEDAD	2.644.972
Intereses	153.180
Intereses internos	153.180
Intereses por Depósitos	153.180
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	2.491.792
Alquileres	2.491.792
OTROS INGRESOS	19.425.825
Otros Ingresos Ordinarios	19.425.825
B. GASTOS CORRIENTES	**110.397.560**
GASTOS DE CONSUMO	104.279.893
Remuneraciones	44.037.999
Sueldos, Salarios y Otras Retribuciones	22.075.764
Beneficios y Complementos de Sueldos y Salarios	11.267.998
Aportes Patronales	1.897.096

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Prestaciones Sociales y Otras Indemnizaciones	4.719.766
Asistencia Socioeconómica	4.077.375
Compra de Bienes y Servicios	58.389.471
Bienes de Consumo	24.904.766
Servicios no Personales	33.484.705
Depreciación y Amortización	1.852.423
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.117.667
Al Sector Privado	1.718.485
Transferencias Corrientes al Sector Privado	1.718.485
Directas a Personas	1.718.485
Pensiones y Otros Beneficios Asociados	297.215
Jubilaciones y Otros Beneficios Asociados	1.421.270
Al Sector Público	4.399.182
Transferencias Corrientes al Sector Público	4.399.182
A Entes Descentralizados Financieros No Bancarios	4.399.182
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**14.948.420**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**16.800.843**
RECURSOS PROPIOS DE CAPITAL	16.800.843
Ahorro/ Desahorro en Cuenta Corriente	14.948.420
Incremento de la Depreciación y Amortización Acumuladas	1.852.423
B. GASTOS DE CAPITAL	**14.438.903**
INVERSIÓN REAL DIRECTA	14.438.903
Formación Bruta de Capital Fijo	14.302.063

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Maquinaria, Equipos y Otros Bienes Muebles	3.439.358
Bienes Preexistentes	32.000
Construcciones de Bienes de Dominio Privado	10.830.705
Bienes intangibles	136.840
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.361.940**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.361.940**
SUPERÁVIT FINANCIERO	2.361.940
B. APLICACIONES FINANCIERAS	**2.361.940**
INVERSION FINANCIERA	2.234.388
Incremento de Otros Activos Financieros	2.234.388
Incremento de Disponibilidades	1.859.648
Incremento de Caja	293.888
Incremento de Bancos	1.565.760
Incremento de Cuentas por Cobrar a Corto Plazo	198.732
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	198.732
Incremento de Otros Activos Financieros Circulantes	138.996
Incremento de Otros Activos Financieros	37.012
DISMINUCION DE PASIVOS	127.552
Disminución de Cuentas y Efectos por Pagar	118.872
Disminución de Otras Cuentas y Efectos por Pagar	118.872
Disminución de Otras Cuentas por Pagar a Corto Plazo	118.872
Disminución de Otros Pasivos	8.680
Disminución de Otros Pasivos a Corto Plazo	8.680

A0044

Instituto de Oficiales
de las Fuerzas Armadas en Situación de Retiro
(IORFAN)

INSTITUTO DE OFICIALES DE LAS FUERZAS ARMADAS EN SITUACIÓN DE RETIRO (IORFAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio económico financiero 2010, el IORFAN proseguirá en el cumplimiento de su actividad principal la cual es agrupar a todos los Oficiales que se encuentren o pasen a dicha situación, con el propósito de estimular su mutuo acercamiento y fortalecer los vínculos de fraternidad que deben existir entre los miembros de la Institución Armada, mediante la ejecución de actividades como atención social, respondiendo a la coordinación institucional referidas al servicio de bienestar social, económico y cultural para la población objeto de atención por parte del Instituto, la cual asciende a 8.500 personas, de las cuales 7.000 son Oficiales de la FAN en situación de retiro y 1.500 son familiares directos. En tal sentido se prevé atender la cantidad de 21.165 casos en la gestión de los servicios sociales, económicos y culturales para el personal militar retirado y sus familiares.

Así mismo, se continuará con la inclusión de los Oficiales en Situación de Retiro y familiares directos que no gozan de derecho de pensión para quienes este Instituto gestionará todos los beneficios que le solicite el potencial beneficiario.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.940.125**
INGRESOS DE LA PROPIEDAD	**48.000**
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	48.000
Alquileres	48.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**4.052.125**
Del Sector Público	4.052.125
Transferencias Corrientes Internas Recibidas del Sector Público	4.052.125
De la República	4.052.125
OTROS INGRESOS	**840.000**
Otros Ingresos Ordinarios	840.000
TOTAL RECURSOS	**4.940.125**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**4.220.125**
GASTOS DE CONSUMO	**3.831.959**
Remuneraciones	3.419.557
Sueldos, Salarios y Otras Retribuciones	1.893.239
Beneficios y Complementos de Sueldos y Salarios	892.896
Aportes Patronales	16.927
Asistencia Socioeconómica	616.495
Compra de Bienes y servicios	412.402
Bienes de consumo	80.000
Servicios no personales	332.402
TRANSFERENCIAS Y DONACIONES CORRIENTES	**388.166**
Al Sector Privado	388.166
Transferencias Corrientes al Sector Privado	220.166
Directas a Personas	220.166
Pensiones y Otros Beneficios Asociados	115.167
Jubilaciones y Otros Beneficios Asociados	104.999
Donaciones Corrientes al Sector Privado	168.000
Donaciones a Personas	168.000
GASTOS DE CAPITAL	**720.000**
INVERSION FINANCIERA	**720.000**
Concesión de Préstamos a Corto Plazo	720.000
Al Sector Privado	720.000
TOTAL GASTOS	**4.940.125**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107.142	Asegurar el Servicio de Atención al Personal Militar en Situación de Retiro y Familiares.	Caso Atendido			21.165	888.000	4.052.125			4.940.125
	TOTAL					888.000	4.052.125			4.940.125

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**37**	**8**	**74**	**1.062.098**	**91.703**	**1.153.801**
Directivo		25	1	26	431.213		431.213
Profesional y Técnico	9	2	2	13	228.074	46.667	274.741
Personal Administrativo	14		2	16	184.141	21.288	205.429
Obrero	6	10	3	19	218.670	23.748	242.418
TOTAL	29	37	8	74	1.062.098	91.703	1.153.801

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionado	**4**	**2**	**6**	**115.167**
Obrero	2	2	4	58.232
Empleado	2		2	56.935
Jubilado	**4**	**1**	**5**	**104.999**
Empleado	4	1	5	104.999
TOTAL	8	3	11	220.166

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	3.419.557
4.02	Materiales, Suministros y Mercancías	80.000
4.03	Servicios No Personales	332.402
4.05	Activos Financieros	720.000
4.07	Transferencias y Donaciones	388.166
	TOTAL	**4.940.125**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.940.125**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**4.052.125**
Del Sector Público	4.052.125
Transferencias Corrientes Internas Recibidas del Sector Público	4.052.125
De la República	4.052.125
Recursos Ordinarios	4.052.125
INGRESOS DE LA PROPIEDAD	**48.000**
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	48.000
Alquileres	48.000
OTROS INGRESOS	**840.000**
Otros Ingresos Ordinarios	840.000
B. GASTOS CORRIENTES	**4.220.125**
GASTOS DE CONSUMO	**3.831.959**
Remuneraciones	3.419.557
Sueldos, Salarios y Otras Retribuciones	1.893.239
Beneficios y Complementos de Sueldos y Salarios	892.896
Aportes Patronales	16.927
Asistencia Socioeconómica	616.495
Compra de Bienes y Servicios	412.402
Bienes de Consumo	80.000
Servicios No Personales	332.402
TRANSFERENCIAS Y DONACIONES CORRIENTES	**388.166**
Al Sector Privado	388.166
Transferencias Corrientes al Sector Privado	220.166

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Directas a Personas	220.166
Pensiones y Otros Beneficios Asociados	115.167
Jubilaciones y Otros Beneficios Asociados	104.999
Donaciones Corrientes al Sector Privado	168.000
Donaciones a Personas	168.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**720.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**720.000**
RECURSOS PROPIOS DE CAPITAL	720.000
Ahorro/ Desahorro en Cuenta Corriente	720.000
B. GASTOS DE CAPITAL	**720.000**
INVERSION FINANCIERA	720.000
Concesión de Préstamos a Corto Plazo	720.000
Al Sector Privado	720.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0050

Instituto de Previsión Social
de las Fuerzas Armadas Nacionales
(IPSFA)

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS NACIONALES (IPSFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA) como organismo encargado de prestar y garantizar el bienestar social de los afiliados y familiares inmediatos, fundamenta su política presupuestaria y financiera en los términos establecidos en la Ley Orgánica de Seguridad Social de la Fuerza Armada.

Para el ejercicio económico financiero 2010, el Instituto consideró un presupuesto que se traduce en la consecución de nueve (9) Proyectos y tres (3) Acciones Centralizadas, los cuales reflejan las diferentes actividades que permitirán garantizar el bienestar social de los afiliados y familiares inmediatos.

Atendiendo a la dinámica de cambio institucional previsto por el organismo y en correspondencia con la filosofía de gestión, se expresan los objetivos estratégicos, que en conjunto definen el patrón que guiará las distintas acciones que se estiman realizar en el ejercicio fiscal 2010, tales como:

- Asegurar el pago de las pensiones y jubilaciones y demás retribuciones al personal militar y a los familiares con derecho.
- Asegurar una provisión de servicios médicos, odontológicos y farmacéutico, que garanticen el cuidado integral de la salud.
- Integrar, mejorar y modernizar los procesos y sistemas clave de la gestión operativa institucional a través de la actualización de las aplicaciones del sistema de informática, la atención al afiliado y la modernización de las instalaciones físicas.
- Descentralización del IPSFA, a fin de servir y atender al afiliado en cualquier lugar donde esté residenciado; para ello previo acuerdo con el Ministerio del Poder Popular para la Defensa se implementará en la Ciudad de Barquisimeto el Módulo de Atención IPSFA el cual constará de los servicios básicos tales como Clínica Odontológica y Atención al Afiliado.
- Continuar con la construcción de salas de cine con el objeto de proporcionar esparcimiento en pro de la autogestión del instituto.

Fuente de Financiamiento de la Política de Gastos

- El Ejecutivo Nacional le asigna la cantidad de Bs. 1.057.242.440, que se destinará en un 97% a los proyectos relacionados con la Seguridad Social (pago de pensiones, prestaciones a cargo del Estado y Cuidado Integral de la Salud), y la diferencia se dirige a cubrir los gastos de funcionamiento del Instituto.
- Por Contribución a la Seguridad Social por parte del personal militar Bs. 231.882.253, monto que se dirige fundamentalmente al Fondo de Cuidado Integral de la Salud y al Fortalecimiento del Fondo de Pensiones.
- El resto de los ingresos y recursos se derivan de la actividad propia del Instituto tal como lo es la comercialización de productos consumibles y no perecederos, así como los intereses generados de las colocaciones financieras y créditos hipotecarios, vacacionales, educativos y personales y los alquileres de espacios arrendados a nivel nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.553.937.349**
INGRESOS NO TRIBUTARIOS	**231.882.253**
Ingresos por Aportes y Contribuciones a la Seguridad Social	231.882.253
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**74.839.215**
Venta de Otros Bienes y Servicios	74.839.215
INGRESOS DE LA PROPIEDAD	**171.305.384**
Intereses	131.893.980
Intereses Internos	131.893.980
Intereses por Préstamos	62.653.917
Intereses por Títulos-Valores	3.064.032
Intereses por Depósitos	66.176.031
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	39.411.404
Alquileres	39.411.404
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.057.242.440**
Del Sector Público	1.057.242.440
Transferencias Corrientes Internas Recibidas del Sector Público	1.057.242.440
De la República	1.057.242.440
OTROS INGRESOS	**18.668.057**
Otros Ingresos Ordinarios	18.668.057
INGRESOS DE CAPITAL	**217.818.056**
RECURSOS PROPIOS DE CAPITAL	**895.044**
Incremento de la Depreciación y Amortización Acumuladas	895.044
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**216.923.012**
Recuperación de Préstamos de Corto Plazo de la República y Entes Descentralizados Sin Fines Empresariales	53.838.090
Al Sector Privado	53.838.090
Recuperación de Préstamos de Largo Plazo de la República y Entes Descentralizados Sin Fines Empresariales	163.084.922
Al Sector Privado	163.084.922
FUENTES DE FINANCIAMIENTO	**112.301.834**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**61.651.265**
Disminución De Otros Activos Financieros	61.651.265
Disminución de Disponibilidades	61.651.265
Disminución de Caja	674.227
Disminución de Bancos	60.977.038
INCREMENTO DE PASIVOS	**50.650.569**
Incremento de Otros Pasivos	50.650.569
Incremento de Fondos de Terceros	50.650.569
Incremento de Otros Fondos de Terceros	50.650.569
TOTAL RECURSOS	**1.884.057.239**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.429.066.227**
GASTOS DE CONSUMO	**561.155.560**
Remuneraciones	101.667.181
Sueldos, Salarios y Otras Retribuciones	43.084.050
Beneficios y Complementos de Sueldos y Salarios	21.866.509
Aportes Patronales	4.618.968
Prestaciones Sociales y Otras Indemnizaciones	10.798.160
Asistencia Socioeconómica	20.664.494
Otros Gastos de Personal	635.000
Compra de Bienes y Servicios	433.684.961
Bienes de Consumo	154.924.747
Servicios No Personales	278.760.214
Impuestos Indirectos	24.908.374
Depreciación y Amortización	895.044
TRANSFERENCIAS Y DONACIONES CORRIENTES	**831.159.280**
Al Sector Privado	801.283.198
Transferencias Corrientes al Sector Privado	800.253.198
Directas a Personas	800.253.198
Pensiones y Otros Beneficios Asociados	647.998.449
Jubilaciones y Otros Beneficios Asociados	5.918.743
Otras Transferencias Directas A Personas	146.336.006
Donaciones Corrientes Al Sector Privado	1.030.000
Donaciones a Personas	1.030.000
Al Sector Público	29.876.082
Transferencias Corrientes Al Sector Público	6.139.854
A Entes Descentralizados Financieros No Bancarios	6.139.854
Donaciones Corrientes al Sector Público	23.736.228
A la República	23.736.228
OTROS GASTOS CORRIENTES	**36.751.387**
Otros Gastos Corrientes	36.751.387

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**339.982.129**
INVERSIÓN REAL DIRECTA	**80.607.618**
Formación Bruta de Capital Fijo	79.608.432
Edificios e Instalaciones	6.704.151
Maquinaria, Equipos y Otros Bienes Muebles	7.015.440
Construcciones de Bienes de Dominio Privado	65.888.841
Bienes Intangibles	999.186
INVERSIÓN FINANCIERA	**259.374.511**
Concesión de Préstamos a Corto Plazo	75.000.000
Al Sector Privado	75.000.000
Concesión de Préstamos a Largo Plazo	184.374.511
Al Sector Privado	184.374.511
APLICACIONES FINANCIERAS	**115.008.883**
INVERSIÓN FINANCIERA	**115.008.883**
Incremento de Otros Activos Financieros	115.008.883
Incremento de Disponibilidades	110.260.109
Incremento de Inversiones Temporales	110.260.109
Incremento de Cuentas por Cobrar a Corto Plazo	3.096.444
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	176.226
Incremento de Otras Cuentas por Cobrar a Corto Plazo	2.920.218
Incremento de Fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	1.652.330
Incremento de Activos Diferidos a Corto Plazo	1.652.330
TOTAL GASTOS	**1.884.057.239**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
79773	Módulos de Atención al Afiliado	01-07-2008	31-01-2010	97.415.846	32.708.484			130.124.330
80194	Construcción de Cines C.C.L.P IPSFA	01-04-2008	31-03-2011		41.123.022	2.966.322		44.089.344
	TOTAL			97.415.846	73.831.506	2.966.322		174.213.674

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
79773	Módulos de Atención al Afiliado	Módulo			1	32.708.484				32.708.484
80194	Construcción de Cines C.C.L.P IPSFA	Sala de Cine			7	41.123.022				41.123.022
106894	Administración del Sistema Integral de Seguridad Social	Bolívar			28.266.671	4.353.545	23.913.126			28.266.671
107220	Administración de los Recursos del Fondo de Prestaciones a Cargo del Estado	Caso			35.706	991.149	92.088.506			93.079.655
107398	Administración de los Recursos del Fondo de Pensiones del Personal Militar de la FAN.	Bolívar			645.982.030	91.387.554	645.325.855			736.713.409
107535	Concesión de Créditos y Préstamos	Caso			400.639	330.664.254				330.664.254
107604	Sistema Integrado de Comercialización	Bolívar			70.594.619	71.889.926				71.889.926
107673	Fase III de la Actualización de la Plataforma de Informática	Actualización			1.002	3.114.789				3.114.789
107903	Administración de los Recursos del Fondo de Cuidado Integral de la Salud del Personal Militar de la FAN y Familiares Inmediatos.	Persona Atendida	547.294	552.398	1.099.692	162.244.181	262.869.217			425.113.398
	TOTAL					**738.476.904**	**1.024.196.704**			**1.762.673.608**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	31.443.780	27.128.520			58.572.300
02	Gestión Administrativa	54.219.994				54.219.994
03	Previsión y Protección Social	2.674.121	5.917.216			8.591.337
	TOTAL	88.337.895	33.045.736			121.383.631

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**656**	**370**	**275**	**1.301**	**17.802.481**	**6.611.102**	**24.413.583**
Profesional y Técnico	224	62	144	430	7.593.643	2.933.340	10.526.983
Personal Administrativo	301	57	78	436	5.061.960	2.042.304	7.104.264
Personal Médico	1	2	2	5	107.226	13.956	121.182
Obrero	130	249	51	430	5.039.652	1.621.502	6.661.154
Personal Contratado	**55**	**51**		**106**	**4.632.102**		**4.632.102**
Profesional y Técnico	44	38		82	4.353.456		4.353.456
Personal Administrativo	11	13		24	278.646		278.646
TOTAL	711	421	275	1.407	22.434.583	6.611.102	29.045.685

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionado	**2.769**	**34.616**	**37.385**	**647.998.449**
Obrero	43	22	65	1.149.215
Empleado	56	27	83	1.523.379
Militar	2.670	34.567	37.237	645.325.855
Jubilado	**178**	**116**	**294**	**5.918.743**
Obrero	65	44	109	2.189.935
Empleado	113	72	185	3.728.808
TOTAL	2.947	34.732	37.679	653.917.192

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	101.667.181
4.02	Materiales, suministros y mercancías	154.924.747
4.03	Servicios no personales	303.668.588
4.04	Activos reales	80.607.618
4.05	Activos financieros	374.383.394
4.07	Transferencias y donaciones	831.159.280
4.08	Otros gastos	37.646.431
	TOTAL	**1.884.057.239**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.553.937.349**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.057.242.440**
Del Sector Público	1.057.242.440
Transferencias Corrientes Internas Recibidas del Sector Público	1.057.242.440
De la República	1.057.242.440
Recursos Ordinarios	1.057.242.440
INGRESOS NO TRIBUTARIOS	**231.882.253**
Ingresos por Aportes y Contribuciones a la Seguridad Social	231.882.253
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**74.839.215**
Venta de Otros Bienes y Servicios	74.839.215
INGRESOS DE LA PROPIEDAD	**171.305.384**
Intereses	131.893.980
Intereses Internos	131.893.980
Intereses por Préstamos	62.653.917
Intereses por Títulos-Valores	3.064.032
Intereses por Depósitos	66.176.031
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	39.411.404
Alquileres	39.411.404
OTROS INGRESOS	**18.668.057**
Otros Ingresos Ordinarios	18.668.057
B. GASTOS CORRIENTES	**1.415.227.074**
GASTOS DE CONSUMO	**547.316.407**
Remuneraciones	101.667.181
Sueldos, Salarios y Otras Retribuciones	43.084.050
Beneficios y Complementos de Sueldos y Salarios	21.866.509
Aportes Patronales	4.618.968
Prestaciones Sociales y Otras Indemnizaciones	10.798.160
Asistencia Socioeconómica	20.664.494
Otros Gastos de Personal	635.000
Compra De Bienes y Servicios	433.684.961
Bienes de Consumo	154.924.747
Servicios No Personales	278.760.214
Impuestos Indirectos	24.908.374
Depreciación y Amortización	895.044
Variación de Existencias	(13.839.153)
De Productos Terminados y Existencias	(13.839.153)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	**831.159.280**
Al Sector Privado	801.283.198
Transferencias Corrientes al Sector Privado	800.253.198
Directas a Personas	800.253.198
Pensiones y Otros Beneficios Asociados	647.998.449
Jubilaciones y Otros Beneficios Asociados	5.918.743
Otras Transferencias Directas a Personas	146.336.006
Donaciones Corrientes al Sector Privado	1.030.000
Donaciones a Personas	1.030.000
Al Sector Público	29.876.082
Transferencias Corrientes al Sector Público	6.139.854
A Entes Descentralizados Financieros No Bancarios	6.139.854
Donaciones Corrientes al Sector Público	23.736.228
A la República	23.736.228
OTROS GASTOS CORRIENTES	**36.751.387**
Otros Gastos Corrientes	36.751.387
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**138.710.275**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**356.528.331**
RECURSOS PROPIOS DE CAPITAL	**139.605.319**
Ahorro/ Desahorro en Cuenta Corriente	138.710.275
Incremento de la Depreciación y Amortización Acumuladas	895.044
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**216.923.012**
Recuperación de Préstamos de Corto Plazo de la República y Entes Descentralizados Sin Fines Empresariales	53.838.090
Al Sector Privado	53.838.090
Recuperación de Préstamos de Largo Plazo de la República y Entes Descentralizados Sin Fines Empresariales	163.084.922
Al Sector Privado	163.084.922
B. GASTOS DE CAPITAL	**353.821.282**
INVERSIÓN REAL DIRECTA	**94.446.771**
Formación Bruta de Capital Fijo	79.608.432
Edificios e Instalaciones	6.704.151
Maquinaria, Equipos y Otros Bienes Muebles	7.015.440
Construcciones de Bienes de Dominio Privado	65.888.841
Incremento de Existencias	13.839.153
De Productos Terminados y Existencias	13.839.153
Bienes Intangibles	999.186

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
INVERSIÓN FINANCIERA	**259.374.511**
Concesión de Préstamos a Corto Plazo	75.000.000
Al Sector Privado	75.000.000
Concesión de Préstamos a Largo Plazo	184.374.511
Al Sector Privado	184.374.511
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.707.049**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**115.008.883**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**61.651.265**
Disminución de Otros Activos Financieros	61.651.265
Disminución de Disponibilidades	61.651.265
Disminución de Caja	674.227
Disminución de Bancos	60.977.038
INCREMENTO DE PASIVOS	**50.650.569**
Incremento de Otros Pasivos	50.650.569
Incremento de Fondos de Terceros	50.650.569
Incremento de Otros Fondos de Terceros	50.650.569
SUPERÁVIT FINANCIERO	**2.707.049**
B. APLICACIONES FINANCIERAS	**115.008.883**
INVERSIÓN FINANCIERA	**115.008.883**
Incremento de Otros Activos Financieros	115.008.883
Incremento de Disponibilidades	110.260.109
Incremento de Inversiones Temporales	110.260.109
Incremento de Cuentas por Cobrar a Corto Plazo	3.096.444
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	176.226
Incremento de Otras Cuentas por Cobrar a Corto Plazo	2.920.218
Incremento de Fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	1.652.330
Incremento de Activos Diferidos a Corto Plazo	1.652.330

A0065

Oficina Coordinadora de la Prestación
de los Servicios Educativos del Ministerio de la Defensa
(OCPSE)

OFICINA COORDINADORA DE LA PRESTACIÓN DE LOS SERVICIOS EDUCATIVOS DEL MINISTERIO DE LA DEFENSA (OCPSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La OCPSE es el responsable de la ejecución del programa de otorgamiento de becas para el personal de reservistas recién licenciados en forma meritoria de la Fuerza Armada Bolivariana, y de atender mensualmente los requerimientos logísticos de la Dirección de Preescolar del Ministerio del Poder Popular para la Defensa.

En esa orientación, la OCPSE continuará con la recaudación y transferencia a la Dirección de Educación de dos (02) Preescolares del Ministerio del Poder Popular para la Defensa, de igual manera proseguirá con la administración de los recursos económicos provenientes del rendimiento del fideicomiso constituido por el IPSFA, para cubrir el financiamiento del Plan de Becas de Reservistas de la Fuerza Armada Nacional Bolivariana G/D José Antonio Anzoátegui.

Para el Ejercicio Fiscal 2010, recibirá financiamiento del Ejecutivo Nacional a través del Ministerio del Poder Popular para la Defensa, dichos recursos se orientarán a financiar los gastos administrativos de la institución dado que el personal que aquí labora esta adscrito al Estado Mayor de la Defensa; por otra parte, proyecta ingresos que provendrán del pago de matrícula por mensualidad de los preescolares e intereses por colocaciones bancarias.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**259.469**
INGRESOS DE LA PROPIEDAD	**10.000**
Intereses	10.000
Intereses Internos	10.000
Intereses por Depósitos	10.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**35.000**
Del Sector Público	35.000
Transferencias Corrientes Internas Recibidas del Sector Público	35.000
De la República	35.000
OTROS INGRESOS	**214.469**
Otros Ingresos Ordinarios	214.469
TOTAL RECURSOS	259.469

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**259.469**
GASTOS DE CONSUMO	**35.000**
Compra de Bienes y Servicios	35.000
Bienes de Consumo	13.365
Servicios No Personales	21.635
TRANSFERENCIAS Y DONACIONES CORRIENTES	**224.469**
Al Sector Privado	10.000
Transferencias Corrientes al Sector Privado	10.000
Otras Transferencias Corrientes Internas al Sector Privado	10.000
Al Sector Público	214.469
Donaciones Corrientes al Sector Público	214.469
A la República	214.469
TOTAL GASTOS	**259.469**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106535	Servicio de Administración de Fondos para los Centros Educativos	Beneficiario	76	137	213	224.469	35.000			259.469
	TOTAL					224.469	35.000			259.469

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.02	Materiales, Suministros y Mercancías	13.365
4.03	Servicios No Personales	21.635
4.07	Transferencias y Donaciones	224.469
	TOTAL	**259.469**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**259.469**
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.000
Del Sector Público	35.000
Transferencias Corrientes Internas Recibidas del Sector Público	35.000
De la República	35.000
Recursos Ordinarios	35.000
INGRESOS DE LA PROPIEDAD	10.000
Intereses	10.000
Intereses Internos	10.000
Intereses por Depósitos	10.000
OTROS INGRESOS	214.469
Otros Ingresos Ordinarios	214.469
B. GASTOS CORRIENTES	**259.469**
GASTOS DE CONSUMO	35.000
Compra de Bienes y Servicios	35.000
Bienes de Consumo	13.365
Servicios No Personales	21.635
TRANSFERENCIAS Y DONACIONES CORRIENTES	224.469
Al Sector Privado	10.000
Transferencias Corrientes al Sector Privado	10.000
Otras Transferencias Corrientes Internas al Sector Privado	10.000
Al Sector Público	214.469
Donaciones Corrientes al Sector Público	214.469
A la República	214.469
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0066
Servicio Autónomo
de Salud de la Fuerza Armada Nacional

SERVICIO AUTÓNOMO DE SALUD DE LA FUERZA ARMADA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el Ejercicio Económico Financiero 2010, el Servicio Autónomo de la Salud de la Fuerza Armada Nacional (SASFAN), proseguirá con el cumplimiento de su principal objetivo, el cual es brindar atención directa a los pacientes, a través de las dependencias de salud militares, así como facilitar de manera indirecta, la atención a través del pago de los exámenes, en virtud dė que no se dispone de los equipos necesarios para realizarlos. Así mismo, sus actividades se orientarán a transferir a las dependencias médico-asistenciales del Despacho del Poder Popular para la Defensa, diferentes activos que mejorarán la prestación del servicio.

Con el propósito de desarrollar sus principales actividades, se planteará garantizar el efectivo abastecimiento de insumos y equipos a la red hospitalaria adscrita al Servicio Autónomo, llevar a cabo el mantenimiento de los equipos médicos y de oficina, con el objeto de brindar una mayor cobertura en la prestación del servicio que ofrece a los pacientes, orientando sus esfuerzos al fortalecimiento de la capacidad operativa y de respuesta a los centros de la red de salud, en virtud de que se espera que el número de los pacientes que solicitan atención médica se incremente.

En tal sentido, se prevé mejorar la tarea de administrar todos los hospitales militares, núcleos médicos y ambulatorios de la Fuerza Armada Nacional Bolivariana, de tal modo que los ingresos generados sean reintegrados equitativamente en los centros adscritos dependientes de la Dirección General de Salud de la Fuerza Armada Nacional.

El Servicio se financiará exclusivamente por fondos extraordinarios generados por los hospitales militares y dependencias adscritas a la Dirección de Sanidad de la Fuerza Armada Nacional Bolivariana, tales como: canon de arrendamiento de los locales comerciales, exámenes físicos y psiquiátricos para la tramitación del porte de armas, así como los recursos obtenidos a través de convenios suscritos por el Ministerio del Poder Popular para la Defensa con personas naturales o jurídicas, de carácter público o privado, nacionales o extranjeras y las donaciones, herencias o legados que reciba de la República asociados al sector salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.317.233**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**1.317.233**
Venta de Servicios	1.317.233
INGRESOS DE CAPITAL	**9.767**
RECURSOS PROPIOS DE CAPITAL	**9.767**
Incremento de la Depreciación y Amortización Acumuladas	9.767
TOTAL RECURSOS	1.327.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.287.000**
GASTOS DE CONSUMO	**1.025.978**
Remuneraciones	94.012
Sueldos, Salarios y Otras Retribuciones	36.958
Beneficios y Complementos de Sueldos y Salarios	44.460
Aportes Patronales	3.424
Prestaciones Sociales y Otras Indemnizaciones	9.170
Compra de Bienes y Servicios	922.199
Bienes de Consumo	522.067
Servicios no Personales	400.132
Depreciación y Amortización	9.767
TRANSFERENCIAS Y DONACIONES CORRIENTES	**261.022**
Al Sector Público	261.022
Transferencias Corrientes al Sector Público	1.600
A la República	1.600
Donaciones Corrientes al Sector Público	259.422
A la República	259.422
GASTOS DE CAPITAL	**40.000**
INVERSIÓN REAL DIRECTA	**40.000**
Formación Bruta de Capital Fijo	40.000
Maquinaria, Equipos y Otros Bienes Muebles	40.000
TOTAL GASTOS	**1.327.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106214	Administración de los Fondos Provenientes de la Red Hospitalaria de la Fuerza Armada Nacional Bolivariana.	Centro Fortalecido			10	1.232.988				1.232.988
	TOTAL					**1.232.988**				**1.232.988**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	94.012				94.012
	TOTAL	**94.012**				**94.012**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado		**2**		**2**	**26.316**		**26.316**
Personal Administrativo		2		2	26.316		26.316
TOTAL		**2**		**2**	**26.316**		**26.316**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	94.012
4.02	Materiales, Suministros y Mercancías	522.067
4.03	Servicios no Personales	400.132
4.04	Activos Reales	40.000
4.07	Transferencias y Donaciones	261.022
4.08	Otros Gastos	9.767
	TOTAL	**1.327.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.317.233**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**1.317.233**
Venta de Otros Bienes y Servicios	1.317.233
B. GASTOS CORRIENTES	**1.287.000**
GASTOS DE CONSUMO	**1.025.978**
Remuneraciones	94.012
Sueldos, Salarios y Otras Retribuciones	36.958
Beneficios y Complementos de Sueldos y Salarios	44.460
Aportes Patronales	3.424
Prestaciones Sociales y Otras Indemnizaciones	9.170
Compra de Bienes y Servicios	922.199
Bienes de Consumo	522.067
Servicios no Personales	400.132
Depreciación y Amortización	9.767
TRANSFERENCIAS Y DONACIONES CORRIENTES	**261.022**
Al sector Público	261.022
Transferencias Corrientes al Sector Público	1.600
A la República	1.600
Donaciones Corrientes al Sector Público	259.422
A la República	259.422
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**30.233**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**40.000**
RECURSOS PROPIOS DE CAPITAL	**40.000**
Ahorro/ Desahorro en Cuenta Corriente	30.233
Incremento de la Depreciación y Amortización Acumuladas	9.767
B. GASTOS DE CAPITAL	**40.000**
INVERSIÓN REAL DIRECTA	**40.000**
Formación Bruta de Capital Fijo	40.000
Maquinaria, Equipos y Otros Bienes Muebles	40.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0100

Unidad Naval Coordinadora de los Servicios
de Carenado, Reparaciones de Casco, Reparaciones
y Mantenimiento de Equipos y Sistemas de los Buques
(UCOCAR)

UNIDAD NAVAL COORDINADORA DE LOS SERVICIOS DE CARENADO, REPARACIONES DE CASCO, REPARACIONES Y MANTENIMIENTO DE EQUIPOS Y SISTEMAS DE LOS BUQUES (UCOCAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Cumpliendo con las directrices emanadas de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, así como con los criterios concebidos por la Comisión Central de Planificación y las condiciones establecidas por el Ministerio del Poder Popular para la Defensa, el Servicio Desconcentrado para el ejercicio económico financiero 2010 continuará con su misión de desarrollar integralmente las reparaciones y construcciones navales, con trabajos de mantenimiento de carenado y reparaciones de casco en cualquiera de las modalidades (varaderos, dique y/o a flote), y en cada una de las actividades de la industria naval que le competan.

Prevé otorgar mantenimiento a catorce (14) embarcaciones, de las cuales diez (10) pertenecen a la Armada Nacional Bolivariana y cuatro (4) al sector privado, para lo cual, en el primer caso, recibirá una transferencia de recursos por parte del Ejecutivo Nacional a través del Ministerio del Poder Popular para la Defensa y en el segundo, cobrará por los servicios prestados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**23.929.135**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**8.626.135**
Venta de Otros Bienes y Servicios	8.626.135
INGRESOS DE LA PROPIEDAD	**103.000**
Intereses	103.000
Intereses Internos	103.000
Intereses por Depósitos	103.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**15.200.000**
Del Sector Público	15.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	15.200.000
De la República	15.200.000
INGRESOS DE CAPITAL	**248.152**
RECURSOS PROPIOS DE CAPITAL	**248.152**
Incremento de la Depreciación y Amortización Acumuladas	248.152
TOTAL RECURSOS	**24.177.287**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**21.315.577**
GASTOS DE CONSUMO	**21.251.577**
Remuneraciones	3.258.348
Sueldos, Salarios y Otras Retribuciones	1.733.089
Beneficios y Complementos de Sueldos y Salarios	646.927
Aportes Patronales	130.265
Prestaciones Sociales y Otras Indemnizaciones	441.122
Asistencia Socioeconómica	269.353
Otros Gastos de Personal	37.592
Compra de Bienes y Servicios	17.745.077
Bienes de Consumo	9.297.680
Servicios no Personales	8.447.397
Depreciación y Amortización	248.152
TRANSFERENCIAS Y DONACIONES CORRIENTES	**64.000**
Al Sector Público	64.000
Transferencias Corrientes al Sector Público	64.000
A Entes Descentralizados Financieros No Bancarios	64.000
GASTOS DE CAPITAL	**1.820.000**
INVERSION REAL DIRECTA	**1.820.000**
Formación Bruta de Capital Fijo	1.804.200
Maquinaria, Equipos y Otros Bienes Muebles	1.804.200
Bienes Intangibles	15.800

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**1.041.710**
INVERSION FINANCIERA	**1.041.710**
Incremento de Otros Activos Financieros	1.041.710
Incremento de Disponibilidades	1.041.710
Incremento de Bancos	1.041.710
TOTAL GASTOS	24.177.287

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107.344	Sistema de Gestión Comercial dirigido a Entes Públicos y/o Privados, Nacionales o Extranjeros.	Buque			4	4.244.400				4.244.400
107.373	Plan Varada de la Armada	Buque			10		15.200.000			15.200.000
	TOTAL					4.244.400	15.200.000			19.444.400

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	768.325				768.325
02	Gestión Administrativa	3.964.562				3.964.562
	TOTAL	4.732.887				4.732.887

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**31**		**39**	**570.816**	**110.800**	**681.616**
Profesional y Técnico	8	1		9	117.264	39.000	156.264
Obrero		30		30	453.552	71.800	525.352
Personal Contratado	**6**	**28**		**34**	**509.532**		**509.532**
Profesional y Técnico	6			6	86.676		86.676
Obrero		28		28	422.856		422.856
TOTAL	14	59		73	1.080.348	110.800	1.191.148

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	3.258.348
4.02	Materiales, Suministros y Mercancías	9.297.680
4.03	Servicios no Personales	8.447.397
4.04	Activos Reales	1.820.000
4.05	Activos Financieros	1.041.710
4.07	Transferencias y Donaciones	64.000
4.08	Otros Gastos	248.152
	TOTAL	24.177.287

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**23.929.135**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.200.000
Del Sector Público	15.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	15.200.000
De la República	15.200.000
Recursos Ordinarios	15.200.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.626.135
Venta de Otros Bienes y Servicios	8.626.135
INGRESOS DE LA PROPIEDAD	103.000
Intereses	103.000
Intereses Internos	103.000
Intereses por Depósitos	103.000
B. GASTOS CORRIENTES	**21.315.577**
GASTOS DE CONSUMO	21.251.577
Remuneraciones	3.258.348
Sueldos, Salarios y Otras Retribuciones	1.733.089
Beneficios y Complementos de Sueldos y Salarios	646.927
Aportes Patronales	130.265
Prestaciones Sociales y Otras Indemnizaciones	441.122
Asistencia Socioeconómica	269.353
Otros Gastos de Personal	37.592
Compra de Bienes y Servicios	17.745.077
Bienes de Consumo	9.297.680
Servicios no Personales	8.447.397
Depreciación y Amortización	248.152

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	64.000
Al Sector Público	64.000
Transferencias Corrientes al Sector Público	64.000
A Entes Descentralizados Financieros No Bancarios	64.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.613.558**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.861.710**
RECURSOS PROPIOS DE CAPITAL	2.861.710
Ahorro/ Desahorro en Cuenta Corriente	2.613.558
Incremento de la Depreciación y Amortización Acumuladas	248.152
B. GASTOS DE CAPITAL	**1.820.000**
INVERSIÓN REAL DIRECTA	1.820.000
Formación Bruta de Capital Fijo	1.804.200
Maquinaria, Equipos y Otros Bienes Muebles	1.804.200
Bienes Intangibles	15.800
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.041.710**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.041.710**
SUPERÁVIT FINANCIERO	1.041.710
B. APLICACIONES FINANCIERAS	**1.041.710**
INVERSION FINANCIERA	1.041.710
Incremento de otros activos financieros	1.041.710
Incremento de disponibilidades	1.041.710
Incremento de bancos	1.041.710

A0126

Fondo Autónomo de Inversiones y Previsión Socio-económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO-ECONÓMICA PARA EL PERSONAL DE EMPLEADOS Y OBREROS DE LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Fondo Autónomo de Inversiones y Previsión Socio – Económica para el Personal de Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA), para el Ejercicio Económico Financiero 2010 continuará con el cumplimiento de lo establecido en su objeto de creación, el cual consiste en brindar bienestar social al personal de empleados y obreros que laboran para la Fuerza Armada Bolivariana y sus familiares inmediatos; así como, proseguir con las actividades de administrar las inversiones y colocaciones, que permita la obtención de los recursos necesarios para el logro de sus objetivos.

Las áreas de atención se dirigen primordialmente hacia la salud física y mental, vivienda, cultura, educación, recreación, ahorro, créditos y otros aspectos que se orienten al mejoramiento del nivel de vida.

En cuanto a los gastos, estos se orientan principalmente hacia la búsqueda de una mayor cobertura de los servicios de bienestar social; así mismo, se estima racionalizar las erogaciones para la operatividad, sin renunciar a los niveles de eficiencia en la atención a sus afiliados.

En tal sentido, el Organismo prevé realizar las siguientes actividades:

- Dar cobertura a lo relacionado al Bienestar Social, en beneficio del personal civil que trabaja para la Fuerza Armada Bolivariana y sus familiares inmediatos.
- Brindar a los hijos de empleados y obreros en la edad pre-escolar (de 2 a 6 años), atención pedagógica, pediátrica, odontológica, psicológica, servicio de comedor y recreación dirigida.
- Proporcionar en cuanto sea requerido asesoramiento jurídico gratuito al personal civil que labora para la Fuerza Armada Bolivariana.
- Otorgar soluciones habitacionales al personal de empleados y obreros.
- Ampliar la cobertura de los servicios de bienestar social que debe atender FONDOEFA.
- Racionar los gastos corrientes necesarios para el funcionamiento de la Asociación, sin sacrificar los niveles de eficiencia en la atención social a sus afiliados.
- Otorgar préstamos y créditos al personal de afiliados para atender soluciones de problemas socio-económicos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.967.654**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.246.182
Venta de Otros Bienes y Servicios	1.246.182
INGRESOS DE LA PROPIEDAD	1.194.081
Intereses	1.194.081
Intereses Internos	1.194.081
Intereses por Préstamos	745.089
Intereses por Depósitos	448.992
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.527.391
Del Sector Público	3.527.391
Transferencias Corrientes Internas Recibidas del Sector Público	3.527.391
De la República	3.527.391
INGRESOS DE CAPITAL	**3.795.752**
RECURSOS PROPIOS DE CAPITAL	90.000
Incremento de la Depreciación y Amortización Acumuladas	90.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.705.752
Recuperación de Préstamos de Corto Plazo de la República y Entes descentralizados sin fines empresariales	2.765.181
Al Sector Privado	2.765.181
Recuperación de Préstamos de Largo Plazo de la República y Entes Descentralizados sin fines Empresariales	940.571
Al Sector Privado	940.571
FUENTES DE FINANCIAMIENTO	**2.075.589**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	410.039
Disminución de Otros Activos Financieros	410.039
Disminución de Disponibilidades	116.723
Disminución de Caja	116.723
Disminución de Cuentas por Cobrar a Corto Plazo	39.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	39.000
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	11.434
Disminución de Activos Diferidos a Corto Plazo	11.434
Disminución de Otros activos Financieros Circulantes	242.882

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INCREMENTO DE PASIVOS	1.665.550
Incremento de Cuentas y Efectos por Pagar	8.469
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	8.469
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	4.048
Incremento de Efectos por Pagar a Proveedores a Corto Plazo	4.421
Incremento de Depósitos en Instituciones Financieras	1.649.204
Incremento de Depósitos a la Vista	1.649.204
Incremento de Otros Pasivos	7.877
Incremento de Otros Pasivos a Corto Plazo	7.877
TOTAL RECURSOS	**11.838.995**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**5.767.654**
GASTOS DE CONSUMO	**4.185.165**
Remuneraciones	3.527.391
Sueldos, Salarios y Otras Retribuciones	1.874.386
Beneficios y Complementos de Sueldos y Salarios	970.413
Aportes Patronales	183.890
Prestaciones Sociales y Otras Indemnizaciones	441.463
Asistencia Socioeconómica	57.239
Compra de Bienes y Servicios	567.774
Bienes de Consumo	158.685
Servicios no Personales	409.089
Depreciación y Amortización	90.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**200.040**
Al sector privado	200.040
Donaciones Corrientes al Sector Privado	200.040
Donaciones a Personas	200.040
OTROS GASTOS CORRIENTES	**1.382.449**
Otros Gastos Corrientes	1.382.449
GASTOS DE CAPITAL	**4.484.000**
INVERSIÓN REAL DIRECTA	**200.000**
Formación Bruta de Capital Fijo	200.000
Maquinaria, Equipos y Otros Bienes Muebles	200.000
INVERSIÓN FINANCIERA	**4.284.000**
Concesión de Préstamos a Corto Plazo	3.175.200
Al Sector Privado	3.175.200
Concesión de Préstamos a Largo Plazo	1.108.800
Al Sector Privado	1.108.800
APLICACIONES FINANCIERAS	**1.587.341**
INVERSIÓN FINANCIERA	1.587.341
Incremento de Otros Activos Financieros	1.587.341
Incremento de Disponibilidades	1.587.341
Incremento de Bancos	987.341
Incremento de Inversiones Temporales	600.000
TOTAL GASTOS	**11.838.995**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105980	Bienestar Social al Personal Civil de la FANB	Afiliado			13.956	6.646.054	3.527.391		1.665.550	11.838.995
	TOTAL					**6.646.054**	**3.527.391**		**1.665.550**	**11.838.995**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**72**	**18**		**90**	**1.149.283**	**308.514**	**1.457.797**
Directivo		4		4	84.647	21.384	106.031
Profesional y Técnico	33			33	453.619	146.608	600.227
Personal Administrativo	21	3		24	277.257	69.992	347.249
Obrero	18	11		29	333.760	70.530	404.290
Personal Contratado	**1**			**1**	**3.360**		**3.360**
Profesional y Técnico	1			1	3.360		3.360
TOTAL	**73**	**18**		**91**	**1.152.643**	**308.514**	**1.461.157**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	3.527.391
4.02	Materiales, Suministros y Mercancías	158.685
4.03	Servicios no Personales	409.089
4.04	Activos Reales	200.000
4.05	Activos Financieros	5.871.341
4.07	Transferencias y Donaciones	200.040
4.08	Otros Gastos	1.472.449
	TOTAL	**11.838.995**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.967.654**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.527.391**
Del Sector Público	3.527.391
Transferencias Corrientes Internas Recibidas del Sector Público	3.527.391
De la República	3.527.391
-Recursos Ordinarios	3.527.391
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN	**1.246.182**
Venta de Otros Bienes y Servicios	1.246.182
INGRESOS DE LA PROPIEDAD	**1.194.081**
Intereses	1.194.081
Intereses Internos	1.194.081
Intereses por Préstamos	745.089
Intereses por Depósitos	448.992
B. GASTOS CORRIENTES	**5.767.654**
GASTOS DE CONSUMO	**4.185.165**
Remuneraciones	3.527.391
Sueldos, Salarios y Otras Retribuciones	1.874.386
Beneficios y Complementos de Sueldos y Salarios	970.413
Aportes Patronales	183.890
Prestaciones Sociales y Otras Indemnizaciones	441.463
Asistencia Socioeconómica	57.239
Compra de Bienes y Servicios	567.774
Bienes de Consumo	158.685
Servicios no Personales	409.089
Depreciación y Amortización	90.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**200.040**
Al Sector Privado	200.040
Donaciones Corrientes al Sector Privado	200.040
Donaciones a Personas	200.040
OTROS GASTOS CORRIENTES	**1.382.449**
Otras Gastos Corrientes	1.382.449
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**200.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.995.752**
RECURSOS PROPIOS DE CAPITAL	**290.000**
Ahorro/ Desahorro en Cuenta Corriente	200.000
Incremento de la Depreciación y Amortización Acumuladas	90.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**3.705.752**
Recuperación de Préstamos de Corto Plazo de la República y Entes Descentralizados sin fines Empresariales	2.765.181
Al sector privado	2.765.181
Recuperación de Préstamos de Largo Plazo de la República y Entes Descentralizados sin fines Empresariales	940.571
Al Sector Privado	940.571

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**4.484.000**
INVERSIÓN REAL DIRECTA	**200.000**
Formación Bruta de Capital Fijo	200.000
Maquinaria, Equipos y Otros Bienes Muebles	200.000
INVERSIÓN FINANCIERA	**4.284.000**
Concesión de Préstamos a Corto Plazo	3.175.200
Al Sector Privado	3.175.200
Concesión de Préstamos a Largo Plazo	1.108.800
Al Sector Privado	1.108.800
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(488.248)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.075.589**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**410.039**
Disminución de Otros Activos Financieros	410.039
Disminución de Disponibilidades	116.723
Disminución de Caja	116.723
Disminución de Cuentas por Cobrar a Corto Plazo	39.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	39.000
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	11.434
Disminución de Activos Diferidos a Corto Plazo	11.434
Disminución de Otros Activos Financieros Circulantes	242.882
INCREMENTO DE PASIVOS	**1.665.550**
Incremento de Cuentas y Efectos por Pagar	8.469
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	8.469
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	4.048
Incremento de Efectos por Pagar a Proveedores a Corto Plazo	4.421
Incremento de Depósitos en Instituciones Financieras	1.649.204
Incremento de Depósitos a la Vista	1.649.204
Incremento de Otros Pasivos	7.877
Incremento de Otros Pasivos a Corto Plazo	7.877
B. APLICACIONES FINANCIERAS	**2.075.589**
INVERSIÓN FINANCIERA	**1.587.341**
Incremento de Otros Activos Financieros	1.587.341
Incremento de Disponibilidades	1.587.341
Incremento de Bancos	987.341
Incremento de Inversiones Temporales	600.000
DÉFICIT FINANCIERO	**488.248**

A0157
Servicio Autónomo
de Bienes y Servicios del Ejército
(SABSE)

SERVICIO AUTÓNOMO DE BIENES Y SERVICIOS DEL EJÉRCITO (SABSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo de Bienes y Servicios del Ejército, tiene a su cargo la producción, distribución y venta de bienes, tales como víveres, vestimenta y calzados; asi como la prestación de servicios administrativos y apoyo interinstitucional.

Para el ejercicio económico financiero 2010, el Servicio Desconcentrado presenta un Proyecto Presupuestario cuyas Acciones Específicas sirven de base para la ejecución de sus actividades y tienden a la captación de ingresos propios para atender su financiamiento de conformidad con lo que establezcan las Leyes, Reglamentos, y otras disposiciones normativas; entre otras se pueden destacar:

Arrendamientos de Viviendas de Guarnición: comprende el arrendamiento de ciento treinta y nueve (139) viviendas en guarnición del Componente Ejército asignadas al SABSE para su administración y mantenimiento.

Arrendamiento de Locales Comerciales: corresponde a cuarenta (40) locales operativos dentro de las instalaciones militares asignadas a este Servicio Desconcentrado.

Servicio de Encomienda: proyecta aproximadamente el equivalente a trescientas (300) órdenes de compra, dedicadas a la comercialización y asistencia a los entes del Estado, cuya personalidad jurídica difiera de la República, a través de las actividades administrativas de la intermediación en la ejecución de obras, adquisición de bienes y prestación de servicios; el SABSE ofrece, a través de sus diferentes alianzas estratégicas una gran gama de productos y servicios que permiten satisfacer las necesidades de los entes gubernamentales, instituciones estatales y municipales a través de la contratación directa, ante una situación de necesidad, amparados en la Ley de Contrataciones Públicas, cobrando un porcentaje por la intermediación realizada.

Así mismo, proyectan recibir una transferencia emanada del Ministerio del Poder Popular para la Defensa, con el propósito de que se encargue de la recolección de desechos sólidos en las instalaciones del Fuerte Tiuna, como parte de la política de convenios institucionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**27.189.314**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**23.591.240**
Venta de Otros Bienes y Servicios	23.591.240
INGRESOS DE LA PROPIEDAD	**3.244.331**
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	3.244.331
Alquileres	3.244.331
TRANSFERENCIAS Y DONACIONES CORRIENTES	**353.743**
Del Sector Público	353.743
Transferencias Corrientes Internas Recibidas del Sector Público	353.743
De la República	353.743
INGRESOS DE CAPITAL	**292.346**
RECURSOS PROPIOS DE CAPITAL	**292.346**
Incremento de la Depreciación y Amortización Acumuladas	292.346
TOTAL RECURSOS	**27.481.660**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**25.698.988**
GASTOS DE CONSUMO	**18.707.957**
Remuneraciones	3.178.370
Sueldos, Salarios y Otras Retribuciones	3.178.370
Compra de Bienes y Servicios	15.237.241
Bienes de Consumo	1.086.300
Servicios No Personales	14.150.941
Depreciación y Amortización	292.346
TRANSFERENCIAS Y DONACIONES CORRIENTES	**6.991.031**
Al Sector Público	6.991.031
Transferencias Corrientes al Sector Público	6.991.031
A Entes Descentralizados Financieros No Bancarios	6.991.031
GASTOS DE CAPITAL	**895.220**
INVERSION REAL DIRECTA	**895.220**
Formación Bruta de Capital Fijo	895.220
Maquinaria, Equipos y Otros Bienes Muebles	895.220
APLICACIONES FINANCIERAS	**887.452**
INVERSION FINANCIERA	**887.452**
Incremento de Otros Activos Financieros	887.452
Incremento de Disponibilidades	887.452
Incremento de Bancos	887.452
TOTAL GASTOS	**27.481.660**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106806	Sistema de Producción y Suministro de Bienes y Servicios	Acto Administrativo			479	10.670.077	353.743			11.023.820
TOTAL						**10.670.077**	**353.743**			**11.023.820**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.178.370				3.178.370
02	Gestión Administrativa	13.279.470				13.279.470
TOTAL		**16.457.840**				**16.457.840**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**35**	**31**		**66**	**1.222.875**	**1.663.149**	**2.886.024**
Personal Administrativo	27	6		33	910.468	1.149.673	2.060.141
Obrero	8	25		33	312.407	513.476	825.883
TOTAL	35	31		66	1.222.875	1.663.149	2.886.024

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	3.178.370
4.02	Materiales, Suministros y Mercancías	1.086.300
4.03	Servicios no Personales	14.150.941
4.04	Activos Reales	895.220
4.05	Activos Financieros	887.452
4.07	Transferencias y Donaciones	6.991.031
4.08	Otros Gastos	292.346
	TOTAL	27.481.660

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**27.189.314**
TRANSFERENCIAS Y DONACIONES CORRIENTES	353.743
Del Sector Público	353.743
Transferencias Corrientes Internas Recibidas del Sector Público	353.743
De la República	353.743
Recursos Ordinarios	353.743
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	23.591.240
Venta de Otros Bienes y Servicios	23.591.240
INGRESOS DE LA PROPIEDAD	3.244.331
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	3.244.331
Alquileres	3.244.331
B. GASTOS CORRIENTES	**25.698.988**
GASTOS DE CONSUMO	18.707.957
Remuneraciones	3.178.370
Sueldos, Salarios y Otras Retribuciones	3.178.370
Compra de Bienes y Servicios	15.237.241
Bienes de Consumo	1.086.300
Servicios no Personales	14.150.941
Depreciación y Amortización	292.346
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.991.031
Al Sector Público	6.991.031
Transferencias Corrientes al Sector Público	6.991.031
A Entes Descentralizados Financieros No Bancarios	6.991.031
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.490.326**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.782.672**
RECURSOS PROPIOS DE CAPITAL	1.782.672
Ahorro/ Desahorro en Cuenta Corriente	1.490.326
Incremento de la Depreciación y Amortización Acumuladas	292.346
B. GASTOS DE CAPITAL	**895.220**
INVERSIÓN REAL DIRECTA	895.220
Formación Bruta de Capital Fijo	895.220
Maquinaria, Equipos y Otros Bienes Muebles	895.220
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**887.452**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**887.452**
SUPERÁVIT FINANCIERO	887.452
B. APLICACIONES FINANCIERAS	**887.452**
INVERSIÓN FINANCIERA	887.452
Incremento de Otros Activos Financieros	887.452
Incremento de Disponibilidades	887.452
Incremento de Bancos	887.452

A0192
Oficina Coordinadora
de Hidrografía y Navegación
(OCHINA)

OFICINA COORDINADORA DE HIDROGRAFÍA Y NAVEGACIÓN (OCHINA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Oficina Coordinadora de Hidrografía y Navegación (OCHINA) para el Ejercicio Económico Financiero 2010, dará continuidad a su misión de recaudar, administrar e invertir los recursos provenientes de la aplicación de la Ley de Faros y Boyas; sustentar y coadyuvar el mantenimiento, operatividad, disponibilidad, confiabilidad y optimización del Sistema Nacional de Señalización y Ayudas a la Navegación Acuática (SINSEMA), con el objeto de brindar seguridad a la navegación en los espacios acuáticos y mantener, adecuar y modernizar la infraestructura física de la Oficina Coordinadora de Hidrografía y Navegación (OCHINA) y sus delegaciones a nivel nacional, con el propósito de garantizar la soberanía y jurisdicción de la República Bolivariana de Venezuela.

Las actividades que desarrollará en el ejercicio fiscal 2010, serán financiadas con los recursos obtenidos por la aplicación de la Ley de Faros y Boyas, el cobro de la tasa vigente y por los ingresos obtenidos por actividades conexas de la Oficina Coordinadora de Hidrografía y Navegación a través de la autogestión.

Se ha estimado la ejecución de cuatro (04) Proyectos banderas y tres (03) Acciones Centralizadas. Los Proyectos se describen a continuación: Subsistencia de la Oficina Coordinadora de Hidrografía y Navegación y sus Delegaciones; Preservación, Optimización y Equipamiento del Sistema Nacional de Ayudas a la Navegación Acuática (SINSEMA) y sus Unidades Adscritas; Realizar Nuevas Inversiones para la Modernización del SINSEMA a través del Plan Estratégico OCHINA-SHN 2010-2020 y Participación de la Oficina Coordinadora de Hidrografía y Navegación en el Desarrollo Integral de la Nación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**96.543.664**
INGRESOS NO TRIBUTARIOS	**96.123.664**
Tasas	96.123.664
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**100.000**
Venta de Otros Bienes y Servicios	100.000
INGRESOS DE LA PROPIEDAD	**300.000**
Intereses	300.000
Intereses internos	300.000
Intereses por Depósitos	300.000
OTROS INGRESOS	**20.000**
Otros Ingresos Ordinarios	20.000
INGRESOS DE CAPITAL	**6.800.000**
RECURSOS PROPIOS DE CAPITAL	**6.800.000**
Incremento de la Depreciación y Amortización Acumuladas	6.800.000
TOTAL RECURSOS	**103.343.664**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**79.337.282**
GASTOS DE CONSUMO	**76.329.792**
Remuneraciones	17.930.792
Sueldos, Salarios y Otras Retribuciones	5.824.654
Beneficios y Complementos de Sueldos y Salarios	2.661.045
Aportes Patronales	658.335
Prestaciones Sociales y Otras Indemnizaciones	1.053.000
Asistencia Socioeconómica	7.733.758
Compra de Bienes y Servicios	51.599.000
Bienes de Consumo	21.510.000
Servicios no Personales	30.089.000
Depreciación y Amortización	6.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.007.490**
Al Sector Privado	142.800
Transferencias Corrientes al Sector Privado	142.800
Directas a Personas	142.800
Pensiones y Otros Beneficios Asociados	72.832
Jubilaciones y Otros Beneficios Asociados	69.968
Al Sector Público	2.864.690
Transferencias Corrientes al Sector Público	2.624.690
A los Entes Descentralizados sin fines Empresariales para sus Gastos	1.922.025
A los Entes Descentralizados sin fines Empresariales para Atender Beneficios de la Seguridad Social	702.665
Donaciones Corrientes al Sector Público	240.000
A los Entes Descentralizados sin fines Empresariales	240.000
GASTOS DE CAPITAL	**18.750.000**
INVERSIÓN REAL DIRECTA	**18.750.000**
Formación Bruta de Capital Fijo	18.610.000
Maquinaria, Equipos y Otros Bienes Muebles	12.660.000
Construcciones de Bienes de Dominio Privado	5.950.000
Bienes Intangibles	140.000
APLICACIONES FINANCIERAS	**5.256.382**
INVERSIÓN FINANCIERA	**2.730.990**
Incremento de Otros Activos Financieros	2.730.990
Incremento de Disponibilidades	2.730.990
Incremento de Bancos	2.730.990
DISMINUCIÓN DE PASIVOS	**2.525.392**
Disminución de Cuentas y Efectos por Pagar	2.525.392
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.525.392
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.525.392
TOTAL GASTOS	**103.343.664**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta: Unidad Medida	Cantidad: F	Cantidad: M	Cantidad: Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	Presupuesto 2010
106248	Participación de la OCHINA en el Desarrollo Integral de la Nación	Actividad			100	1.100.000				1.100.000
106370	Subsistencia de la Oficina Coordinadora de Hidrografía y Navegación y sus Delegaciones Regionales	Actividad			12	24.481.000				24.481.000
106528	Preservación, Optimización y Equipamiento del Sistema Nacional de Ayudas a la Navegación Acuática (SINSEMA) y sus Unidades Adscritas	Mantenimiento Realizado			12	29.138.000				29.138.000
106599	Realizar Nuevas Inversiones para la Modernización del SINSEMA a través del Plan Estratégico OCHINA-SHN 2010-2020	Actividad			12	14.675.000				14.675.000
	TOTAL					69.394.000				69.394.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	18.420.792				18.420.792
02	Gestión Administrativa	15.386.072				15.386.072
03	Previsión y Protección Social	142.800				142.800
	TOTAL	**33.949.664**				**33.949.664**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**68**	**51**	**9**	**128**	**2.289.052**	**899.106**	**3.188.158**
Directivo	1	9	3	13	299.864		299.864
Profesional y Técnico	30	17	4	51	1.069.675	602.099	1.671.774
Personal Administrativo	29	4	2	35	515.485	211.647	727.132
Obrero	8	21		29	404.028	85.360	489.388
Personal Contratado	**12**	**9**		**21**	**519.064**		**519.064**
Profesional y Técnico	12	6		18	479.808		479.808
Personal Administrativo		3		3	39.256		39.256
TOTAL	**80**	**60**	**9**	**149**	**2.808.116**	**899.106**	**3.707.222**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010
	F	M	Personas por Jubilar	Total	
Pensionado	**1**	**2**		**3**	**72.832**
Empleado	1	2		3	72.832
Jubilado	**1**	**1**		**2**	**69.968**
Empleado	1	1		2	69.968
TOTAL	**2**	**3**		**5**	**142.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	17.930.792
4.02	Materiales, Suministros y Mercancías	21.510.000
4.03	Servicios no Personales	30.089.000
4.04	Activos Reales	18.750.000
4.05	Activos Financieros	2.730.990
4.07	Transferencias y Donaciones	3.007.490
4.08	Otros Gastos	6.800.000
4.11	Disminución de Pasivos	2.525.392
	TOTAL	**103.343.664**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**96.543.664**
INGRESOS NO TRIBUTARIOS	**96.123.664**
Tasas	96.123.664
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**100.000**
Venta de Otros Bienes y Servicios	100.000
INGRESOS DE LA PROPIEDAD	**300.000**
Intereses	300.000
Intereses Internos	300.000
Intereses por Depósitos	300.000
OTROS INGRESOS	**20.000**
Otros Ingresos Ordinarios	20.000
B. GASTOS CORRIENTES	**79.337.282**
GASTOS DE CONSUMO	**76.329.792**
Remuneraciones	17.930.792
Sueldos, Salarios y Otras Retribuciones	5.824.654
Beneficios y Complementos de Sueldos y Salarios	2.661.045
Aportes Patronales	658.335
Prestaciones Sociales y Otras Indemnizaciones	1.053.000
Asistencia Socioeconómica	7.733.758
Compra de Bienes y Servicios	51.599.000
Bienes de Consumo	21.510.000
Servicios no Personales	30.089.000
Depreciación y Amortización	6.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.007.490**
Al sector privado	142.800
Transferencias Corrientes al Sector Privado	142.800
Directas a Personas	142.800
Pensiones y Otros Beneficios Asociados	72.832
Jubilaciones y Otros Beneficios Asociados	69.968
Al Sector Público	2.864.690
Transferencias Corrientes al Sector Público	2.624.690
A los Entes Descentralizados sin fines Empresariales para sus Gastos	1.922.025

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
A los Entes Descentralizados sin fines Empresariales para Atender Beneficios de la Seguridad Social	702.665
Donaciones Corrientes al Sector Público	240.000
A los Entes Descentralizados sin fines Empresariales	240.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**17.206.382**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**24.006.382**
RECURSOS PROPIOS DE CAPITAL	**24.006.382**
Ahorro/ Desahorro en Cuenta Corriente	17.206.382
Incremento de la Depreciación y Amortización Acumuladas	6.800.000
B. GASTOS DE CAPITAL	**18.750.000**
INVERSIÓN REAL DIRECTA	**18.750.000**
Formación Bruta de Capital Fijo	18.610.000
Maquinaria, Equipos y Otros Bienes Muebles	12.660.000
Construcciones de Bienes de Dominio Privado	5.950.000
Bienes Intangibles	140.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**5.256.382**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.256.382**
SUPERÁVIT FINANCIERO	**5.256.382**
B. APLICACIONES FINANCIERAS	**5.256.382**
INVERSIÓN FINANCIERA	**2.730.990**
Incremento de Otros Activos Financieros	2.730.990
Incremento de Disponibilidades	2.730.990
Incremento de Bancos	2.730.990
DISMINUCIÓN DE PASIVOS	**2.525.392**
Disminución de Cuentas y Efectos por Pagar	2.525.392
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.525.392
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.525.392

A0193

Oficina Coordinadora
de Apoyo Marítimo de la Armada
(OCAMAR)

OFICINA COORDINADORA DE APOYO MARÍTIMO DE LA ARMADA (OCAMAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Política Presupuestaria para el ejercicio económico financiero 2010 del Servicio continuará enmarcada dentro de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007 - 2013, así como dentro de las directrices emanadas de la Comisión Central de Planificación y del Ministerio del Poder Popular para la Defensa, con la finalidad de contribuir con la construcción de un nuevo modelo productivo, rumbo a la creación de un nuevo Sistema Económico; lo cual no sólo se circunscribe a la misión de esta Oficina sino que extiende su marco de acción a la colectividad, a través de la colaboración brindada a las misiones Robinson, Sucre, Barrio Adentro, Ribas, Brigada Humanitaria Internacional, con el apoyo en los servicios de acopio y almacenamiento de las cargas subsidiadas y a las actividades culturales y deportivas dirigidas tanto al personal de la institución y sus familiares, como fuera de ella.

El servicio de transporte marítimo en el marco de la logística integral, se adecúa al mercado de fletes y pesajes y a la estructura de fletes que establece el Servicio Autónomo para la rentabilidad de sus actividades. Igualmente suscribe acuerdos con operadores públicos o privados con la finalidad de garantizar las negociaciones. Para los servicios portuarios en Puerto Cabello y en el Almacén de La Guaira aplica diversas tarifas, mientras que para los Servicios de Agenciamiento y Logística Portuaria, se establecen convenios con los clientes, fundamentalmente del sector público.

La política de gastos se orienta a cubrir las distintas operaciones, funciones administrativas y de mantenimiento a los buques y su infraestructura; así como también los referidos a los servicios de Agenciamiento y Logística Portuaria, pero apegado a la racionalización y eficiencia atendiendo a las políticas de austeridad emanadas del Ejecutivo Nacional.

La política de cobertura, está dirigida a atender la demanda del servicio de transporte, de acuerdo a las características de los buques y a las rutas aperturadas, así como a satisfacer los requerimientos en los servicios portuarios, almacén, agenciamiento naviero en los puertos nacionales, contando con un personal especializado en la atención de buques tanques, buques abastecedores, buques graneleros, buques gaseros, buques químicos y de carga general.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**95.557.115**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**93.924.915**
Venta de Otros Bienes y Servicios	93.924.915
INGRESOS DE LA PROPIEDAD	**1.632.200**
Intereses	1.632.200
Intereses Internos	1.632.200
Intereses por Depósitos	1.632.200
INGRESOS DE CAPITAL	**1.359.665**
RECURSOS PROPIOS DE CAPITAL	**1.359.665**
Incremento de la Depreciación y Amortización Acumuladas	1.359.665
FUENTES DE FINANCIAMIENTO	**12.185.369**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.774.981**
Disminución de Otros Activos Financieros	2.774.981
Disminución de Disponibilidades	2.675.383
Disminución de Bancos	2.675.383
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	99.598
Disminución de Otros Activos Financieros No Circulantes	99.598
INCREMENTO DE PASIVOS	**9.410.388**
Incremento de Cuentas y Efectos por Pagar	8.728.836
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	8.728.836
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	8.728.836
Incremento de Otros Pasivos	681.552
Incremento de Provisiones y Reservas Técnicas	681.552
Incremento de Provisiones	681.552
Incremento de Provisiones para Cuentas Incobrables	681.552
TOTAL RECURSOS	**109.102.149**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**84.323.652**
GASTOS DE CONSUMO	**82.147.919**
Remuneraciones	10.583.090
Sueldos, Salarios y Otras Retribuciones	3.663.259
Beneficios y Complementos de Sueldos y Salarios	2.940.218
Aportes Patronales	474.391
Prestaciones Sociales y Otras Indemnizaciones	599.012
Asistencia Socioeconómica	975.413
Otros Gastos de Personal	1.930.797
Compra de Bienes y Servicios	69.523.612
Bienes de Consumo	7.629.429
Servicios No Personales	61.894.183
Depreciación y Amortización	1.359.665
Provisiones y Otros Gastos	681.552
Cuentas Incobrables	681.552
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.175.733**
Al Sector Privado	88.627
Transferencias Corrientes al Sector Privado	88.627
Directas a Personas	88.627
Jubilaciones y Otros Beneficios Asociados	88.627
Al Sector Público	2.087.106
Transferencias Corrientes al Sector Público	2.087.106
A Entes Descentralizados Financieros No Bancarios	2.087.106
GASTOS DE CAPITAL	**11.233.463**
INVERSIÓN REAL DIRECTA	**11.233.463**
Formación Bruta de Capital Fijo	10.983.463
Edificios e instalaciones	1.543.332
Maquinaria, Equipos y Otros Bienes Muebles	5.546.784
Construcciones de Bienes de Dominio Público	3.893.347
Bienes Intangibles	250.000
APLICACIONES FINANCIERAS	**13.545.034**
INVERSIÓN FINANCIERA	**10.249.522**
Incremento de Otros Activos Financieros	10.249.522
Incremento de Cuentas por Cobrar a Corto Plazo	6.428.117
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	5.116.580
Incremento de Otras Cuentas por Cobrar a Corto Plazo	1.311.537
Incremento de Fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	3.161.272
Incremento de Fondos en Fideicomiso	1.019.994
Incremento de Anticipos a Contratistas por Contratos de Corto Plazo	757.414
Incremento de Activos Diferidos a Corto Plazo	1.383.864
Incremento de Otros Activos Financieros	660.133
DISMINUCIÓN DE PASIVOS	**3.295.512**
Disminución de Otros Pasivos a Corto Plazo	3.295.512
TOTAL GASTOS	**109.102.149**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106449	Servicio de Logística Integral a los Proyectos de PDVSA Gas y Costa Afuera	Servicio Prestado			360	18.435.521				18.435.521
106567	Servicios Portuarios y de Almacén	Buque			336	42.275.606				42.275.606
106627	Transporte Marítimo.	Tonelada			42.000	4.733.226				4.733.226
106770	Servicio de Logística Portuaria	Buque			276	9.685.666				9.685.666
107143	Participación del Servicio Desconcentrado en el Desarrollo Integral de la Nación	Evento / Patrocinio			8	1.000.000				1.000.000
	TOTAL					**76.130.019**				**76.130.019**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	7.020.913				7.020.913
02	Gestión Administrativa	17.133.754			8.728.836	25.862.590
03	Previsión y Protección Social	88.627				88.627
	TOTAL	**24.243.294**			**8.728.836**	**32.972.130**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**23**	**27**	**89**	**1.388.882**	**559.897**	**1.948.779**
Profesional y Técnico	24	8	11	43	738.996	326.748	1.065.744
Personal Administrativo	12	7	14	33	468.926	162.098	631.024
Obrero	3	8	2	13	180.960	71.051	252.011
Personal Contratado			**12**	**12**	**330.918**		**330.918**
Profesional y Técnico			6	6	234.828		234.828
Personal Administrativo			4	4	71.340		71.340
Obrero			2	2	24.750		24.750
TOTAL	**39**	**23**	**39**	**101**	**1.719.800**	**559.897**	**2.279.697**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilado	**2**		**2**	**88.627**
Empleado	2		2	88.627
TOTAL	**2**		**2**	**88.627**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	10.583.090
4.02	Materiales, suministros y mercancías	7.629.429
4.03	Servicios no personales	61.894.183
4.04	Activos reales	11.233.463
4.05	Activos financieros	10.249.522
4.07	Transferencias y donaciones	2.175.733
4.08	Otros gastos	2.041.217
4.11	Disminución de pasivos	3.295.512
	TOTAL	**109.102.149**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**95.557.115**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**93.924.915**
Venta de Otros Bienes y Servicios	93.924.915
INGRESOS DE LA PROPIEDAD	**1.632.200**
Intereses	1.632.200
Intereses Internos	1.632.200
Intereses por Depósitos	1.632.200
B. GASTOS CORRIENTES	**84.323.652**
GASTOS DE CONSUMO	**82.147.919**
Remuneraciones	10.583.090
Sueldos, Salarios y Otras Retribuciones	3.663.259
Beneficios y Complementos de Sueldos d Salarios	2.940.218
Aportes Patronales	474.391
Prestaciones Sociales y Otras Indemnizaciones	599.012
Asistencia Socioeconómica	975.413
Otros Gastos de Personal	1.930.797
Compra De Bienes y Servicios	69.523.612
Bienes de Consumo	7.629.429
Servicios No Personales	61.894.183
Depreciación y Amortización	1.359.665
Provisiones y Otros Gastos	681.552
Cuentas Incobrables	681.552
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.175.733**
Al Sector Privado	88.627
Transferencias Corrientes al Sector Privado	88.627
Directas a Personas	88.627
Jubilaciones y Otros Beneficios Asociados	88.627
Al Sector Público	2.087.106
Transferencias Corrientes al Sector Público	2.087.106
A Entes Descentralizados Financieros No Bancarios	2.087.106
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE :.AHORRO (DESAHORRO)	**11.233.463**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**12.593.128**
RECURSOS PROPIOS DE CAPITAL	**12.593.128**
Ahorro/ Desahorro en Cuenta Corriente	11.233.463
Incremento de la Depreciación y Amortización Acumuladas	1.359.665

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**11.233.463**
INVERSIÓN REAL DIRECTA	**11.233.463**
Formación Bruta de Capital Fijo	10.983.463
Edificios e Instalaciones	1.543.332
Maquinaria, Equipos y Otros Bienes Muebles	5.546.784
Construcciones de Bienes de Dominio Público	3.893.347
Bienes Intangibles	250.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.359.665**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**13.545.034**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.774.981**
Disminución de Otros Activos Financieros	2.774.981
Disminución de Disponibilidades	2.675.383
Disminución de Bancos	2.675.383
Disminución de Otros Activos Financieros No Circulantes	99.598
INCREMENTO DE PASIVOS	**9.410.388**
Incremento de Cuentas y Efectos por Pagar	8.728.836
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	8.728.836
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	8.728.836
Incremento de Otros Pasivos	681.552
Incremento de Provisiones y Reservas Técnicas	681.552
Incremento de Provisiones	681.552
Incremento de Provisiones para Cuentas Incobrables	681.552
SUPERÁVIT FINANCIERO	1.359.665
B. APLICACIONES FINANCIERAS	**13.545.034**
INVERSIÓN FINANCIERA	**10.249.522**
Incremento de Otros Activos Financieros	10.249.522
Incremento de Cuentas por Cobrar a Corto Plazo	6.428.117
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	5.116.580
Incremento de Otras Cuentas por Cobrar a Corto Plazo	1.311.537
Incremento de Fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	3.161.272
Incremento de Fondos en Fideicomiso	1.019.994
Incremento de Anticipos a Contratistas por Contratos de Corto Plazo	757.414
Incremento de Activos Diferidos a Corto Plazo	1.383.864
Incremento de Otros Activos Financieros	660.133
DISMINUCIÓN DE PASIVOS	3.295.512
Disminución de Otros Pasivos	3.295.512
Disminución de Otros Pasivos a Corto Plazo	3.295.512

A0194

Servicio Autónomo sin Personalidad Jurídica
de la Fuerza Aérea Venezolana
(SAFAV)

SERVICIO AUTÓNOMO SIN PERSONALIDAD JURÍDICA DE LA FUERZA AÉREA VENEZOLANA (SAFAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el Ejercicio Económico Financiero 2010, el Servicio Autónomo de la Fuerza Aérea Venezolana (SAFAV), proseguirá en el cumplimiento de los principales objetivos establecidos en su Decreto de creación, tales como: el entrenamiento fisiológico para las tripulaciones aéreas; la prestación de servicios médicos especializados; la realización de cursos de idiomas, el transporte de carga y pasajeros, cuando existan condiciones especiales o de excedencia; el entrenamiento de vuelo instrumental y aeronáutico, la reparación y calibración de equipos electrónicos, de medición y aeronáutico y la elaboración de estudios meteorológicos.

Los recursos que estima obtener el Servicio provienen fundamentalmente de la comercialización de bienes y servicios, así como por otros ingresos relacionados con la actividad que realizan, y se destinan principalmente a financiar los gastos operacionales de las distintas unidades de la Aviación Militar Venezolana encargadas de llevar a cabo la producción de los bienes, así como la explotación de los servicios que comercializa tanto a nivel nacional como internacional, a través de la administración directa y mediante la suscripción de acuerdos y asociaciones estratégicas con empresas del sector privado.

La organización interna del Servicio desarrollará una inversión en el diseño de su estructura normativa y funcional, con el objetivo de cumplir no solo con las exigencias de los organismos de control, sino con el esfuerzo por disponer de una organización ciertamente eficiente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.578.340**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**2.518.340**
Venta de Bienes	514.880
Venta de Servicios	2.003.460
INGRESOS DE LA PROPIEDAD	**60.000**
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	60.000
Alquileres	60.000
TOTAL RECURSOS	**2.578.340**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.168.905**
GASTOS DE CONSUMO	**1.756.245**
Remuneraciones	246.970
Sueldos, Salarios y Otras Retribuciones	246.970
Compra de Bienes y Servicios	1.509.275
Bienes de Consumo	1.008.689
Servicios no Personales	500.586
TRANSFERENCIAS Y DONACIONES CORRIENTES	**197.924**
Al Sector Público	197.924
Transferencias Corrientes al Sector Público	197.924
A los Entes Descentralizados sin fines Empresariales para sus Gastos	197.924
OTROS GASTOS CORRIENTES	**214.736**
Otros Gastos Corrientes	214.7364
GASTOS DE CAPITAL	**409.435**
INVERSIÓN REAL DIRECTA	**409.435**
Formación Bruta de Capital Fijo	409.435
Maquinaria, Equipos y otros Bienes Muebles	409.435
TOTAL GASTOS	**2.578.340**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105982	Centro de Gestión Productiva Diversificada.	Acto Administrativo			1.212	2.578.340				2.578.340
	TOTAL					2.578.340				2.578.340

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**2**	**7**		**9**	**154.080**	**92.890**	**246.970**
Profesional y Técnico		4		4	86.400	44.590	130.990
Obrero	2	3		5	67.680	48.300	115.980
TOTAL	**2**	**7**		**9**	**154.080**	**92.890**	**246.970**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	246.970
4.02	Materiales, Suministros y Mercancías	1.008.689
4.03	Servicios no Personales	500.586
4.04	Activos Reales	409.435
4.07	Transferencias y Donaciones	197.924
4.08	Otros Gastos	214.736
	TOTAL	**2.578.340**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.578.340**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**2.518.340**
Venta de Bienes	514.880
Venta de Servicios	2.003.460
INGRESOS DE LA PROPIEDAD	**60.000**
Utilidades, Dividendos, Alquileres y otros Ingresos de la Propiedad	60.000
Alquileres	60.000
B. GASTOS CORRIENTES	**2.168.905**
GASTOS DE CONSUMO	**1.756.245**
Remuneraciones	246.970
Sueldos, Salarios y otras Retribuciones	246.970
Compra de Bienes y Servicios	1.509.275
Bienes de Consumo	1.008.689
Servicios no Personales	500.586
TRANSFERENCIAS Y DONACIONES CORRIENTES	**197.924**
Al Sector Público	197.924
Transferencias Corrientes al Sector Público	197.924
A los Entes Descentralizados sin fines Empresariales para sus Gastos	197.924
OTROS GASTOS CORRIENTES	**214.736**
Otros Gastos Corrientes	214.736
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**409.435**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**409.435**
RECURSOS PROPIOS DE CAPITAL	**409.435**
Ahorro/ Desahorro en Cuenta Corriente	409.435
B. GASTOS DE CAPITAL	**409.435**
INVERSIÓN REAL DIRECTA	**409.435**
Formación Bruta de Capital Fijo	409.435
Maquinaria, Equipos y otros Bienes Muebles	409.435
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0195

Servicio Autónomo
de Mantenimiento de Lanchas de la Guardia Nacional
(SAMALGUARN)

SERVICIO AUTÓNOMO DE MANTENIMIENTO DE LANCHAS DE LA GUARDIA NACIONAL (SAMALGUARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Desconcentrado de Mantenimiento de Lanchas de la Guardia Nacional, dando cumplimiento a las disposiciones legales en materia de planificación y presupuesto, tiene contemplado para el ejercicio económico financiero un solo proyecto denominado Servicio de Mantenimiento, Reparación y Fabricación de Embarcaciones, enmarcado dentro de la Líneas Generales del Plan de Desarrollo Económico y Social del País.

Políticas de Financiamiento:

Para el año 2010, El Servicio Desconcentrado de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN), estima efectuar reparaciones y mantenimiento a 299 lanchas con las que percibe alcanzar ingresos corrientes por el orden de Bs. 920.000.

Dentro de la política de financiamiento, se autofinanciará a través de sus precios y tarifas y su revisión se hará periódicamente y sus ajustes estarán basados en los costos de los materiales y mano de obra utilizados durante la prestación del servicio de mantenimiento. El personal que presta sus servicios en esta Institución está adscrito al Ministerio del Poder Popular para la Defensa (Componente Guardia Nacional Bolivariana), razón por la cual dentro de su presupuesto no se contempla asignación para sufragar este tipo de gasto.

Políticas de Gastos:

Los gastos corrientes generados de la actividad propia del servicio serán cubiertos con los recursos propios, obtenidos por la aplicación del Proyecto, el cual está conformado por cuatro acciones específicas a saber:

- Movilización de grúas marinas para operación de varada, botada y estados de embarcaciones hasta 60 toneladas.
- Trabajos de mantenimiento preventivo y correctivo de electricidad naval de embarcaciones.
- Trabajos de mantenimiento preventivo y correctivo al sistema de propulsión de embarcaciones.
- Trabajos de mantenimiento preventivo y correctivo al sistema de propulsión de embarcaciones en el área de soldadura y torneros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**920.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**920.000**
Venta de Otros Bienes y Servicios	920.000
TOTAL RECURSOS	**920.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**920.000**
GASTOS DE CONSUMO	**828.000**
Compra de Bienes y Servicios	828.000
Bienes de Consumo	644.000
Servicios no Personales	184.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**92.000**
Al Sector Público	92.000
Transferencias Corrientes al Sector Público	92.000
A Entes Descentralizados Financieros no Bancarios	92.000
TOTAL GASTOS	**920.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106952	Plan Comercial de Embarcaciones	Servicio Prestado			299	920.000				920.000
	TOTAL					**920.000**				**920.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.02	Materiales, Suministros y Mercancías	644.000
4.03	Servicios no Personales	184.000
4.07	Transferencias y Donaciones	92.000
	TOTAL	**920.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**920.000**
Ingresos por la Venta de Bienes y Servicios de la Administración Pública	920.000
Venta de Otros Bienes y Servicios	920.000
B. GASTOS CORRIENTES	**920.000**
GASTOS DE CONSUMO	**828.000**
Compra de Bienes y Servicios	828.000
Bienes de Consumo	644.000
Servicios no Personales	184.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**92.000**
Al Sector Público	92.000
Transferencias Corrientes al Sector Público	92.000
A Entes Descentralizados Financieros no Bancarios	92.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0204

Oficina Coordinadora de los
Servicios Agropecuarios del Ministerio de la Defensa
(O.C.S.A.)

OFICINA COORDINADORA DE LOS SERVICIOS AGROPECUARIOS DEL MINISTERIO DE LA DEFENSA (O.C.S.A.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para contribuir con la política del Estado dirigida a garantizar la soberanía y seguridad agroalimentaria del País, como parte de las directrices estratégicas de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, así como de los criterios establecidos por la Comisión Central de Planificación y el Ministerio del Poder Popular para la Defensa, la OCSA continuará con su objetivo de coordinar, planificar, fomentar y ejecutar los servicios de producción y comercialización de productos agropecuarios y forestales.

Con este propósito y a modo de controlar los espacios fronterizos que han sido tomados por el narcotráfico, las autoridades de la institución estiman incrementar de manera significativa el uso de hectáreas productivas con la asignación de fincas cedidas por la Oficina Nacional Antidrogas (ONA). Así mismo, continuará beneficiando a comunidades excluidas bajo un programa de capacitación donde aprenderán haciendo un oficio que les dará herramientas para incorporarse a la producción. Recibirán cursos de manejador de finca, producción de cachamas, cría de pollos, manejo de ganado vacuno y cultivo de corto y mediano plazo. Al cierre de esta etapa recibirán un certificado que los acreditará como manejadores de fincas y técnicos agropecuarios.

Como complemento, seguirán comercializando productos de la cesta básica en los operativos de mercados populares y abastecimiento a efectuarse dentro de las instalaciones e instituciones de la Fuerza Armada Bolivariana y seleccionar, capacitar y adiestrar al personal de alistados sujetos al Servicio Militar Agropecuarios, para labores agropecuarias en áreas estratégicas.

Los rubros banderas del Plan de Siembra que viene desarrollando la OCSA serán para el año 2010 el maíz, arroz, lechosa, pimentón, y ají dulce.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**15.236.106**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**12.314.372**
Venta de Otros Bienes y Servicios	12.314.372
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.921.734**
Del Sector Público	2.921.734
Transferencias Corrientes Internas Recibidas del Sector Público	2.921.734
De la República	2.921.734
INGRESOS DE CAPITAL	**100.000**
RECURSOS PROPIOS DE CAPITAL	**100.000**
Incremento de la Depreciación y Amortización Acumuladas	100.000
FUENTES DE FINANCIAMIENTO	**108.468**
INCREMENTO DE PASIVOS	**108.468**
Incremento de Cuentas y Efectos por Pagar	108.468
Incremento de Otras Cuentas y Efectos por Pagar	108.468
Incremento de Otras Cuentas por Pagar a Corto Plazo	108.468
TOTAL RECURSOS	**15.444.574**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**12.848.440**
GASTOS DE CONSUMO	**12.848.440**
Remuneraciones	5.851.514
Sueldos, Salarios y Otras Retribuciones	3.898.402
Beneficios y Complementos de Sueldos y Salarios	583.863
Aportes Patronales	340.277
Prestaciones Sociales y Otras Indemnizaciones	124.992
Asistencia Socioeconómica	903.980
Compra de Bienes y Servicios	6.896.926
Bienes de Consumo	5.133.249
Servicios no Personales	1.763.677
Depreciación y Amortización	100.000
GASTOS DE CAPITAL	**781.402**
INVERSION REAL DIRECTA	**781.402**
Formación Bruta de Capital Fijo	781.402
Maquinaria, Equipos y Otros Bienes Muebles	781.402
APLICACIONES FINANCIERAS	**1.814.732**
INVERSION FINANCIERA	**1.814.732**
Incremento de Otros Activos Financieros	1.814.732
Incremento de Disponibilidades	1.706.264
Incremento de Caja	1.706.264
Incremento de Cuentas por Cobrar a Corto Plazo	108.468
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	108.468
TOTAL GASTOS	**15.444.574**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107.217	Sistema Integral Agropecuario	Kilo			1.888.248	12.414.372	2.921.734		108.468	15.444.574
	TOTAL					12.414.372	2.921.734		108.468	15.444.574

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**47**	**69**		**116**	**2.617.523**		**2.617.523**
Profesional y Técnico	14	8		22	666.599		666.599
Personal Administrativo	12	5		17	204.000		204.000
Obrero	21	56		77	1.746.924		1.746.924
TOTAL	**47**	**69**		**116**	**2.617.523**		**2.617.523**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	5.851.514
4.02	Materiales, Suministros y Mercancías	5.133.249
4.03	Servicios No Personales	1.763.677
4.04	Activos Reales	781.402
4.05	Activos Financieros	1.814.732
4.08	Otros Gastos	100.000
	TOTAL	**15.444.574**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**15.236.106**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.921.734
Del Sector Público	2.921.734
Transferencias Corrientes Internas Recibidas del Sector Público	2.921.734
De la República	2.921.734
Recursos Ordinarios	2.921.734
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.314.372
Venta de Otros Bienes y Servicios	12.314.372
B. GASTOS CORRIENTES	**12.848.440**
GASTOS DE CONSUMO	12.848.440
Remuneraciones	5.851.514
Sueldos, Salarios y Otras Retribuciones	3.898.402
Beneficios y Complementos de Sueldos y Salarios	583.863
Aportes Patronales	340.277
Prestaciones Sociales y Otras Indemnizaciones	124.992
Asistencia Socioeconómica	903.980
Compra de Bienes y Servicios	6.896.926
Bienes de Consumo	5.133.249
Servicios no Personales	1.763.677
Depreciación y Amortización	100.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.387.666**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.487.666**
RECURSOS PROPIOS DE CAPITAL	2.487.666
Ahorro/ Desahorro en Cuenta Corriente	2.387.666
Incremento de la Depreciación y Amortización Acumuladas	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**781.402**
INVERSIÓN REAL DIRECTA	781.402
Formación Bruta de Capital Fijo	781.402
Maquinaria, Equipos y Otros Bienes Muebles	781.402
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.706.264**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.814.732**
INCREMENTO DE PASIVOS	108.468
Incremento de Cuentas y Efectos por Pagar	108.468
Incremento de Otras Cuentas y Efectos por Pagar	108.468
Incremento de Otras Cuentas por Pagar a Corto Plazo	108.468
SUPERÁVIT FINANCIERO	1.706.264
B. APLICACIONES FINANCIERAS	**1.814.732**
INVERSION FINANCIERA	1.814.732
Incremento de Otros Activos Financieros	1.814.732
Incremento de Disponibilidades	1.706.264
Incremento de Caja	1.706.264
Incremento de Cuentas por Cobrar a Corto Plazo	108.468
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	108.468

A0206

Asociación Civil Club de Sub Oficiales Profesionales de las Fuerzas Armadas Nacionales (CLUSOFA)

ASOCIACIÓN CIVIL CLUB DE SUB OFICIALES PROFESIONALES DE LAS FUERZAS ARMADAS NACIONALES (CLUSOFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Asociación Civil Club de Sub-Oficiales Profesionales de las Fuerzas Armadas Nacionales (CLUSOFA), para el Ejercicio Económico Financiero 2010 prevé dar continuidad a la labor de promover el desarrollo de actividades sociales, culturales, artísticas, intelectuales, físicas y deportivas, así como la implementación de planes vacacionales.

Dentro de sus actividades estima ejecutar labores de mantenimiento preventivo y/o correctivo de las instalaciones de sus dos (2) sedes (Caracas y la filial de Maracay), con el propósito de prestar un óptimo servicio social para el sano esparcimiento de los socios militares, familiares con derecho y de la población que requiera los servicios del Club.

Con la puesta en funcionamiento de la sala de cine, antiguo Teatro de CLUSOFA, se ha ampliado la cobertura de los servicios prestados a la colectividad, estando dirigido principalmente a la población infantil, con lo que se prevé un aumento significativo en el número de beneficiarios que visitan sus instalaciones.

En cuanto a su financiamiento, provendrá básicamente de las ventas de bienes y servicios, así como del aporte por cuota que recibe de los socios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**15.977.062**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**12.498.799**
Venta de Otros Bienes y Servicios	12.498.799
OTROS INGRESOS	**3.478.263**
Otros Ingresos Ordinarios	3.478.263
INGRESOS DE CAPITAL	**387.117**
RECURSOS PROPIOS DE CAPITAL	**387.117**
Incremento de la Depreciación y Amortización Acumuladas	387.117
FUENTES DE FINANCIAMIENTO	**1.334.310**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**657.855**
Disminución de Otros Activos Financieros	657.855
Disminución de Disponibilidades	287.601
Disminución de Bancos	287.601
Disminución de Cuentas por Cobrar a Corto Plazo	300.358
Disminución de Cuentas Comerciales por Cobrar a Corto Plazo	300.358
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	69.896
Disminución de Otros Activos Financieros Circulantes	69.896
INCREMENTO DE PASIVOS	**676.455**
Incremento de Cuentas y Efectos por Pagar	676.455
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	23.598
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	23.598
Incremento de Otras Cuentas y Efectos por Pagar	652.857
Incremento de Otras Cuentas por Pagar a Corto Plazo	652.857
TOTAL RECURSOS	**17.698.489**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**15.977.062**
GASTOS DE CONSUMO	**15.977.062**
Remuneraciones	7.039.778
Sueldos, Salarios y Otras Retribuciones	3.646.736
Beneficios y Complementos de Sueldos y Salarios	1.939.148
Aportes Patronales	430.104
Prestaciones Sociales y Otras Indemnizaciones	941.940
Asistencia Socioeconómica	81.850
Compra de Bienes y Servicios	8.550.167
Bienes de Consumo	7.069.353
Servicios no Personales	1.480.814
Depreciación y Amortización	387.117
APLICACIONES FINANCIERAS	**1.721.427**
INVERSIÓN FINANCIERA	**546.145**
Incremento de Otros Activos Financieros	546.145
Incremento de Disponibilidades	405.852
Incremento de Bancos	405.852
Incremento de Cuentas por Cobrar a Corto Plazo	133.810
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	133.810
Incremento de Otros Activos Financieros Circulantes	6.483
DISMINUCIÓN DE PASIVOS	**1.175.282**
Disminución de Cuentas y Efectos por Pagar	522.425
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	522.425
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	522.425
Disminución de Otros Pasivos	652.857
Disminución de Provisiones y Reservas Técnicas	652.857
Disminución de Provisiones	652.857
Disminución de Provisiones para Beneficios Sociales	652.857
TOTAL GASTOS	**17.698.489**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106792	Recreación Integral	Beneficiario/ Miles	178	118	296	17.022.034			676.455	17.698.489
	TOTAL					**17.022.034**			**676.455**	**17.698.489**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**71**	**100**		**171**	**2.262.785**	**227.780**	**2.490.565**
Profesional y Técnico	13	1		14	325.260	52.115	377.375
Personal Administrativo	29	16		45	593.532	51.041	644.573
Obrero	29	83		112	1.343.993	124.624	1.468.617
Personal Contratado	**9**	**2**		**11**	**126.600**		**126.600**
Obrero	9	2		11	126.600		126.600
TOTAL	**80**	**102**		**182**	**2.389.385**	**227.780**	**2.617.165**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	7.039.778
4.02	Materiales, Suministros y Mercancías	7.069.353
4.03	Servicios no Personales	1.480.814
4.05	Activos Financieros	546.145
4.08	Otros Gastos	387.117
4.11	Disminución de Pasivos	1.175.282
	TOTAL	**17.698.489**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**15.977.062**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**12.498.799**
Venta de Otros Bienes y Servicios	12.498.799
OTROS INGRESOS	**3.478.263**
Otros Ingresos Ordinarios	3.478.263
B. GASTOS CORRIENTES	**15.977.062**
GASTOS DE CONSUMO	**15.977.062**
Remuneraciones	7.039.778
Sueldos, Salarios y Otras Retribuciones	3.646.736
Beneficios y Complementos de Sueldos y Salarios	1.939.148
Aportes Patronales	430.104
Prestaciones Sociales y Otras Indemnizaciones	941.940
Asistencia Socioeconómica	81.850
Compra de Bienes y Servicios	8.550.167
Bienes de Consumo	7.069.353
Servicios no Personales	1.480.814
Depreciación y Amortización	387.117
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**387.117**
RECURSOS PROPIOS DE CAPITAL	**387.117**
Incremento de la Depreciación y Amortización Acumuladas	387.117
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**387.117**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.721.427**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**657.855**
Disminución de Otros activos Financieros	657.855
Disminución de Disponibilidades	287.601
Disminución de Bancos	287.601
Disminución de Cuentas por Cobrar a Corto Plazo	300.358
Disminución de Cuentas Comerciales por Cobrar a Corto Plazo	300.358
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	69.896
Disminución de Otros Activos Financieros Circulantes	69.896

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
INCREMENTO DE PASIVOS	**676.455**
Incremento de Cuentas y Efectos por Pagar	676.455
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	23.598
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	23.598
Incremento de Otras Cuentas y Efectos por Pagar	652.857
Incremento de Otras Cuentas por Pagar a Corto Plazo	652.857
SUPERÁVIT FINANCIERO	**387.117**
B. APLICACIONES FINANCIERAS	**1.721.427**
INVERSIÓN FINANCIERA	**546.145**
Incremento de Otros Activos Financieros	546.145
Incremento de Disponibilidades	405.852
Incremento de Bancos	405.852
Incremento de Cuentas por Cobrar a Corto Plazo	133.810
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	133.810
Incremento de Otros Activos Financieros Circulantes	6.483
DISMINUCIÓN DE PASIVOS	**1.175.282**
Disminución de Cuentas y Efectos por Pagar	522.425
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	522.425
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	522.425
Disminución de Otros Pasivos	652.857
Disminución de Provisiones y Reservas Técnicas	652.857
Disminución de Provisiones	652.857
Disminución de Provisiones para Beneficios Sociales	652.857

A0448
Fundación de Atención Social
del Ministerio de la Defensa
(FUNDASMIN)

FUNDACIÓN DE ATENCIÓN SOCIAL DEL MINISTERIO DE LA DEFENSA (FUNDASMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación de Atención Social del Ministerio del Poder Popular para la Defensa (FUNDASMIN), fue creada mediante Decreto Nº 4.180 de fecha 22 de diciembre de 2005, persigue como objetivo fundamental la promoción, fomento y apoyo a las actividades destinadas a la ejecución de proyectos de carácter cultural, asistencial, así como social en lo que respecta a la materia de salud y vivienda, en pro del bienestar del personal militar de la Fuerza Armada Nacional Bolivariana y sus familiares.

El Proyecto de la Fundación, para el año 2010, se enmarca dentro del área estratégica del equilibrio social, específicamente, dentro de lo que se conforma como la nueva estructura social.

En el cumplimiento de sus objetivos, prevé realizar eventos de carácter social, con el fin de contribuir con apoyos y donaciones, las cuales se dirigirán a mejorar el bienestar social y económico de la población militar de escasos recursos y a sus familiares.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**3.061.046**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.061.046**
Del Sector Privado	2.205.000
Donaciones Corrientes Internas Recibidas del Sector Privado	2.205.000
De Empresas Privadas	2.205.000
Del Sector Público	856.046
Transferencias Corrientes internas Recibidas del Sector Público	856.046
De la República	856.046
INGRESOS DE CAPITAL	**2.004**
RECURSOS PROPIOS DE CAPITAL	**2.004**
Incremento de la Depreciación y Amortización Acumuladas	2.004
TOTAL RECURSOS	**3.063.050**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.051.000**
GASTOS DE CONSUMO	**848.004**
Remuneraciones	650.000
Sueldos, Salarios y Otras Retribuciones	303.978
Beneficios y Complementos de Sueldos y Salarios	220.800
Aportes Patronales	53.222
Prestaciones Sociales y Otras Indemnizaciones	72.000
Compra de Bienes y Servicios	196.000
Bienes de Consumo	126.000
Servicios no Personales	70.000
Depreciación y Amortización	2.004
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.202.996**
Al Sector Privado	2.202.996
Donaciones Corrientes al Sector Privado	2.202.996
Donaciones a Personas	997.996
Donaciones a Instituciones sin fines de Lucro	1.205.000
GASTOS DE CAPITAL	**10.046**
INVERSIÓN REAL DIRECTA	**10.046**
Formación Bruta de Capital Fijo	10.046
Maquinaria, Equipos y Otros Bienes Muebles	10.046
APLICACIONES FINANCIERAS	**2.004**
INVERSIÓN FINANCIERA	**2.004**
Incremento de Otros Activos Financieros	2.004
Incremento de Disponibilidades	2.004
Incremento de Caja	2.004
TOTAL GASTOS	**3.063.050**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107072	Programa de asistencia social	Ayuda Otorgada			4.500	2.207.004	856.046			3.063.050
	TOTAL					**2.207.004**	**856.046**			**3.063.050**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**6**	**7**		**13**	**186.024**		**186.024**
Directivo	1			1	21.348		21.348
Profesional y Técnico	2	1		3	60.192		60.192
Personal Administrativo	3	1		4	46.416		46.416
Obrero		5		5	58.068		58.068
TOTAL	**6**	**7**		**13**	**186.024**		**186.024**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	650.000
4.02	Materiales, Suministros y Mercancías	126.000
4.03	Servicios no Personales	70.000
4.04	Activos Reales	10.046
4.05	Activos Financieros	2.004
4.07	Transferencias y Donaciones	2.202.996
4.08	Otros Gastos	2.004
	TOTAL	**3.063.050**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**3.061.046**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.061.046**
Del Sector Privado	2.205.000
Donaciones Corrientes Internas Recibidas del Sector Privado	2.205.000
De Empresas Privadas	2.205.000
Del Sector Público	856.046
Transferencias Corrientes Internas Recibidas del Sector Público	856.046
De la República	856.046
Recursos Ordinarios	856.046
B. GASTOS CORRIENTES	**3.051.000**
GASTOS DE CONSUMO	**848.004**
Remuneraciones	650.000
Sueldos, Salarios y Otras Retribuciones	303.978
Beneficios y Complementos de Sueldos y Salarios	220.800
Aportes Patronales	53.222
Prestaciones Sociales y Otras Indemnizaciones	72.000
Compra de Bienes y Servicios	196.000
Bienes de Consumo	126.000
Servicios no Personales	70.000
Depreciación y Amortización	2.004
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.202.996**
Al Sector Privado	2.202.996
Donaciones Corrientes al Sector Privado	2.202.996
Donaciones a Personas	997.996
Donaciones a Instituciones sin fines de Lucro	1.205.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**10.046**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**12.050**
RECURSOS PROPIOS DE CAPITAL	**12.050**
Ahorro/ Desahorro en Cuenta Corriente	10.046
Incremento de la Depreciación y Amortización Acumuladas	2.004
B. GASTOS DE CAPITAL	**10.046**
INVERSIÓN REAL DIRECTA	**10.046**
Formación Bruta de Capital Fijo	10.046
Maquinaria, Equipos y Otros Bienes Muebles	10.046
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.004**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.004**
SUPERÁVIT FINANCIERO	**2.004**
B. APLICACIONES FINANCIERAS	**2.004**
INVERSIÓN FINANCIERA	**2.004**
Incremento de Otros Activos Financieros	2.004
Incremento de Disponibilidades	2.004
Incremento de Caja	2.004

A0485
Fundación de Cardiología Integral
(FUNDACARDIN)

FUNDACIÓN DE CARDIOLOGÍA INTEGRAL (FUNDACARDIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación de Cardiología Integral "FUNDACARDIN", es una institución sin fines de lucro cuya finalidad es promover y desarrollar la prevención, detección y tratamiento de enfermedades cardiovasculares desde la vida intrauterina o fetal hasta la adolescencia.

Misión: Contribuir de una manera significativa con la salud pública nacional en reducir las cardiopatías congénitas a nivel nacional mediante la detección, diagnóstico, tratamiento y corrección de éstas, desde la vida intrauterina hasta la adolescencia, tanto en los pacientes afiliados como los no afiliados.

Visión: Constituirse en una institución altamente tecnificada que preste servicios médicos especializados de manera eficiente y oportuna, empleando como principios básicos la solidaridad, el humanismo, la vocación de servicio y la abnegación a favor de los más vulnerables de la sociedad, conformada por un recurso humano altamente calificado y convencido de su compromiso social.

Los servicios que presta están orientados a las áreas de consulta externa, electrocardiograma, eco cardiografía, psiquiatría, orientación familiar y social, hospitalización, laboratorio, unidad de hemodinamia, cirugía cardiovascular infantil, anestesiología.

Para el año 2010 se proponen incrementar la esperanza de vida a los niños cardiópatas provenientes de familias de escasos recursos económicos, a través de la resolución de la cardiopatía congénita por medio de procedimiento de cirugía y hemodinamia correctiva, garantizando la gratuidad en la atención del paciente, contribuyendo con la directriz estratégica "Suprema Felicidad Social" y así avanzar en la conformación de la nueva estructura social, para ello, recibirán financiamiento por parte del Ejecutivo Nacional, por intermedio del Ministerio del Poder Popular para la Defensa, el cual asignará una transferencia que representa el 69% del Presupuesto de Ingresos y Fuentes Financieras y la diferencia será donada por el Sector Privado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**3.281.863**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.281.863**
Del Sector Privado	657.563
Transferencias Corrientes Internas Recibidas del Sector Privado	657.563
De Instituciones sin Fines de Lucro	657.563
Del Sector Público	2.624.300
Transferencias Corrientes Internas Recibidas del Sector Público	2.624.300
De la República	2.624.300
INGRESOS DE CAPITAL	**511.137**
RECURSOS PROPIOS DE CAPITAL	**511.137**
Incremento de la Depreciación y Amortización Acumuladas	511.137
TOTAL RECURSOS	**3.793.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.641.475**
GASTOS DE CONSUMO	**3.641.475**
Remuneraciones	1.483.303
Sueldos, Salarios y Otras Retribuciones	1.056.341
Beneficios y Complementos de Sueldos y Salarios	238.776
Aportes Patronales	60.216
Prestaciones Sociales y Otras Indemnizaciones	114.220
Asistencia Socioeconómica	13.750
Compra de Bienes y Servicios	1.647.035
Bienes de Consumo	1.207.408
Servicios no Personales	439.627
Depreciación y amortización	511.137
GASTOS DE CAPITAL	**151.525**
INVERSIÓN REAL DIRECTA	**151.525**
Formación Bruta de Capital Fijo	151.525
Maquinaria, Equipos y Otros Bienes Muebles	151.525
TOTAL GASTOS	**3.793.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106.803	Servicios Médicos Especializados a Pacientes Cardiópatas de Todo el Territorio Nacional.	Paciente Atendido	1.638	702	2.340	511.137	2.624.300		657.563	3.793.000
TOTAL						511.137	2.624.300		657.563	3.793.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**24**			**24**	**410.100**		**410.100**
Profesional y Técnico	18			18	281.292		281.292
Personal Administrativo	1			1	11.508		11.508
Personal Médico	5			5	117:300		117.300
TOTAL	**24**			**24**	**410.100**		**410.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	1.483.303
4.02	Materiales, Suministros y Mercancías	1.207.408
4.03	Servicios no Personales	439.627
4.04	Activos Reales	151.525
4.08	Otros Gastos	511.137
	TOTAL	**3.793.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**3.281.863**
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.281.863
Del Sector Privado	657.563
Transferencias Corrientes Internas Recibidas del Sector Privado	657.563
De Instituciones sin Fines de Lucro	657.563
Del Sector Público	2.624.300
Transferencias Corrientes Internas Recibidas del Sector Público	2.624.300
De la República	2.624.300
Recursos Ordinarios	2.624.300
B. GASTOS CORRIENTES	**3.641.475**
GASTOS DE CONSUMO	3.641.475
Remuneraciones	1.483.303
Sueldos, salarios y otras retribuciones	1.056.341
Beneficios y complementos de sueldos y salarios	238.776
Aportes patronales	60.216
Prestaciones sociales y otras indemnizaciones	114.220
Asistencia socioeconómica	13.750
Compra de Bienes y servicios	1.647.035
Bienes de consumo	1.207.408
Servicios no personales	439.627
Depreciación y amortización	511.137
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(359.612)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**151.525**
RECURSOS PROPIOS DE CAPITAL	151.525
Ahorro/ Desahorro en Cuenta Corriente	(359.612)
Incremento de la depreciación y amortización acumuladas	511.137
B. GASTOS DE CAPITAL	**151.525**
INVERSIÓN REAL DIRECTA	151.525
Formación Bruta de Capital Fijo	151.525
Maquinaria, equipos y otros bienes muebles	151.525
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

10
Ministerio del Poder Popular para la Educación

A0056

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

INSTITUTO DE PREVISIÓN Y ASISTENCIA SOCIAL PARA EL PERSONAL DEL MINISTERIO DE EDUCACIÓN (IPASME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME), tiene por objeto promover y desarrollar un Sistema de Seguridad Social Integral orientado al mejoramiento permanente de la calidad de vida de los profesores, maestros y personal administrativo del Ministerio del Poder Popular para la Educación y otros organismos afiliados, mediante la prestación oportuna y eficiente de asistencia en sus requerimientos de afiliación, créditos hipotecarios o personales; médico-asistencial, recreativo, deportivos, y de ayudas socio-económicas, siendo imprescindible para ello el establecimiento de mecanismos que garanticen la protección social.

Para el ejercicio fiscal 2010, el IPASME formuló seis (6) Proyectos y tres (3) Acciones Centralizadas, con los cuales pretende conceder 35.750 créditos, brindar atención asistencial a 6.479.197 personas, atender 1.088 escuelas, adecuar 63 sedes del IPASME, otorgar 57.314 aportes socio-económicos al afiliado y ofrecer asistencia cultural, recreativa y turística a 897.055 personas.

Para el logro de las metas dispone de un financiamiento de Bs. 2.641.241.075, desagregados en aporte del Ejecutivo Nacional Bs. 663.920.654 (25,0%), aportes y contribuciones de los afiliados Bs. 921.181.457 (34,9%), ingresos propios Bs. 347.360 (0,1%), ingresos de la propiedad Bs. 20.237.120 (0,8%), recursos de capital Bs. 4.670.640 (0,2%), recuperación de préstamos Bs. 255.473.942 (9,7%), disminución de activos financieros Bs. 151.500.200 (5,7%) y Bs. 623.909.702 (23,6%) por transacciones con pasivos financieros (incremento de aportes patronales y retenciones laborales por pagar).

Los recursos antes señalados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 1.252.695.608 (47,4%), inversión en activos fijos Bs. 303.045.467 (11,5%), concesión de créditos Bs. 1.064.500.000 (40,3%) y disminución de pasivos financieros por Bs. 21.000.000 (0,8%).

El total de presupuesto está distribuido en proyectos Bs. 2.233.691.597 y acciones centralizadas Bs. 407.549.478.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.605.686.591**
INGRESOS NO TRIBUTARIOS	921.181.457
Ingresos por aportes y contribuciones a la seguridad social	921.181.457
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	347.360
Venta de servicios	347.360
INGRESOS DE LA PROPIEDAD	20.237.120
Intereses	20.000.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Intereses internos	20.000.000
Intereses por títulos-valores	20.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	237.120
Alquileres	237.120
TRANSFERENCIAS Y DONACIONES CORRIENTES	663.920.654
Del sector público	663.920.654
Transferencias corrientes internas recibidas del sector público	663.920.654
De la República	663.920.654
INGRESOS DE CAPITAL	**4.670.640**
RECURSOS PROPIOS DE CAPITAL	**4.670.640**
Incremento de la depreciación y amortización acumuladas	4.670.640
FUENTES DE FINANCIAMIENTO	**1.030.883.844**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**406.974.142**
Recuperación de préstamos de corto plazo otorgados por entes descentralizados con fines empresariales	255.473.942
Al sector privado	255.473.942
Disminución de otros activos financieros	151.500.200
Disminución de disponibilidades	151.500.200
Disminución de Bancos	151.500.200
INCREMENTO DE PASIVOS	**623.909.702**
Incremento de cuentas y efectos por pagar	623.909.702
Incremento de cuentas y efectos por pagar a corto plazo	623.909.702
Incremento de aportes patronales y retenciones laborales por pagar	623.909.702
TOTAL RECURSOS	**2.641.241.075**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.252.695.608**
GASTOS DE CONSUMO	1.159.668.069
Remuneraciones	789.961.452
Sueldos, salarios y otras retribuciones	172.427.580
Beneficios y complementos de sueldos y salarios	358.813.040
Aportes patronales	22.213.548
Prestaciones sociales y otras indemnizaciones	72.749.676
Asistencia socioeconómica	163.757.608
Compra de Bienes y servicios	365.035.977
Bienes de consumo	78.326.329
Servicios no personales	286.709.648
Depreciación y amortización	4.670.640
TRANSFERENCIAS Y DONACIONES CORRIENTES	93.027.539
Al sector privado	93.027.539
Transferencias corrientes al sector privado	93.027.539
Directas a personas	65.005.489
Pensiones y otros beneficios asociados	14.609.558
Jubilaciones y otros beneficios asociados	50.395.931
Otras transferencias corrientes internas al sector privado	28.022.050
GASTOS DE CAPITAL	**303.045.467**
INVERSION REAL DIRECTA	**303.045.467**
Formación Bruta de Capital Fijo	302.235.467
Edificios e instalaciones	107.700.000
Maquinaria, equipos y otros bienes muebles	127.775.467
Construcciones de bienes de dominio privado	66.760.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Bienes intangibles	810.000
APLICACIONES FINANCIERAS	**1.085.500.000**
INVERSION FINANCIERA	**1.064.500.000**
Concesión de préstamos a largo plazo	1.064.500.000
Al sector privado	1.064.500.000
DISMINUCION DE PASIVOS	**21.000.000**
Disminución de cuentas y efectos por pagar	21.000.000
Disminución de cuentas y efectos por pagar a corto plazo	21.000.000
Disminución de aportes patronales y retenciones laborales por pagar	21.000.000
TOTAL GASTOS	**2.641.241.075**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
105985	Ipasme va a la escuela	Escuela			1.088		5.986.012			5.986.012
106064	Fortalecimiento de la infraestructura del IPASME	Sede Adecuada			63	369.551.464				369.551.464
106145	Atención Socio Económica al Afiliado	Aporte			57.314	31.549.910				31.549.910
106180	Concesión de Créditos	Crédito			35.750	1.091.599.750				1.091.599.750
106189	Atención asistencial a los afiliados, beneficiarios y comunidad en general.	Persona Atendida			6.479.197	449.873.653	250.385.164			700.258.817
106212	Asistencia cultural, recreativa, deportiva y turística a los afiliados y beneficiarios del IPASME	Persona Atendida			897.055	30.075.004	4.670.640			34.745.644
	TOTAL					**1.972.649.781**	**261.041.816**			**2.233.691.597**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		248.085.761			248.085.761
02	Gestión Administrativa		89.787.588		4.670.640	94.458.228
03	Previsión y Protección Social		65.005.489			65.005.489
	TOTAL		**402.878.838**		**4.670.640**	**407.549.478**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.109**	**2.417**	**1.153**	**6.679**	**98.728.020**	**16.930.608**	**115.658.628**
Directivo	2	14	7	23	410.388		410.388
Profesional y Técnico	656	305	230	1.191	18.945.648	6.752.028	25.697.676
Personal Administrativo	916	151	212	1.279	14.961.156	4.455.360	19.416.516
Personal Médico	750	673	704	2.127	38.520.576	3.111.708	41.632.284
Obrero	785	1.274		2.059	25.890.252	2.611.512	28.501.764
Personal Fijo a Tiempo Parcial	**2.362**	**322**	**664**	**3.348**	**46.834.356**	**8.111.832**	**54.946.188**
Profesional y Técnico	541	130	128	799	10.202.232	3.173.556	13.375.788
Personal Médico	995	86	536	1.617	25.877.532	3.468.480	29.346.012
Obrero	826	106		932	10.754.592	1.469.796	12.224.388
Personal Contratado			**1.613**	**1.613**	**26.733.204**		**26.733.204**
Profesional y Técnico			264	264	4.964.412		4.964.412
Personal Administrativo			77	77	1.013.964		1.013.964
Personal Médico			951	951	17.340.840		17.340.840
Obrero			321	321	3.413.988		3.413.988
TOTAL	5.471	2.739	3.430	11.640	172.295.580	25.042.440	197.338.020

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**639**	**162**	**801**	**14.609.558**
Médicos	295	93	388	7.183.905
Obreros	196	44	240	4.189.412
Empleados	148	25	173	3.236.241
Jubilados	**1.828**	**685**	**2.513**	**50.395.931**
Médicos	563	420	983	19.708.732
Obreros	987	155	1.142	20.416.584
Empleados	278	110	388	10.270.615
TOTAL	2.467	847	3.314	65.005.489

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	789.961.452
4.02	Materiales, suministros y mercancías	78.326.329
4.03	Servicios no personales	286.709.648
4.04	Activos reales	303.045.467
4.05	Activos financieros	1.064.500.000
4.07	Transferencias y donaciones	93.027.539
4.08	Otros gastos	4.670.640
4.11	Disminución de pasivos	21.000.000
	TOTAL	**2.641.241.075**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.605.686.591**
TRANSFERENCIAS Y DONACIONES CORRIENTES	663.920.654
Del sector público	663.920.654
Transferencias corrientes internas recibidas del sector público	663.920.654
De la República	663.920.654
Recursos Ordinarios	663.920.654
INGRESOS NO TRIBUTARIOS	**921.181.457**
Ingresos por aportes y contribuciones a la seguridad social	921.181.457
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	347.360
Venta de servicios	347.360
INGRESOS DE LA PROPIEDAD	20.237.120
Intereses	20.000.000
Intereses internos	20.000.000
Intereses por títulos-valores	20.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	237.120
Alquileres	237.120
B. GASTOS CORRIENTES	**1.252.695.608**
GASTOS DE CONSUMO	1.159.668.069
Remuneraciones	789.961.452
Sueldos, salarios y otras retribuciones	172.427.580
Beneficios y complementos de sueldos y salarios	358.813.040
Aportes patronales	22.213.548
Prestaciones sociales y otras indemnizaciones	72.749.676
Asistencia socioeconómica	163.757.608
Compra de Bienes y servicios	365.035.977
Bienes de consumo	78.326.329
Servicios no personales	286.709.648
Depreciación y amortización	4.670.640
TRANSFERENCIAS Y DONACIONES CORRIENTES	93.027.539
Al sector privado	93.027.539
Transferencias corrientes al sector privado	93.027.539
Directas a personas	65.005.489
Pensiones y otros beneficios asociados	14.609.558
Jubilaciones y otros beneficios asociados	50.395.931
Otras transferencias corrientes internas al sector privado	28.022.050
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**352.990.983**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**357.661.623**
RECURSOS PROPIOS DE CAPITAL	357.661.623
Ahorro/ Desahorro en Cuenta Corriente	352.990.983
Incremento de la depreciación y amortización acumuladas	4.670.640
B. GASTOS DE CAPITAL	**303.045.467**
INVERSIÓN REAL DIRECTA	303.045.467
Formación Bruta de Capital Fijo	302.235.467
Edificios e instalaciones	107.700.000
Maquinaria, equipos y otros bienes muebles	127.775.467

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Construcciones de bienes de dominio privado	66.760.000
Bienes intangibles	810.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**54.616.156**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.085.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	406.974.142
Recuperación de préstamos de corto plazo otorgados por entes descentralizados con fines empresariales	255.473.942
Del sector privado	255.473.942
Disminución de otros activos financieros	151.500.200
Disminución de disponibilidades	151.500.200
Disminución de Bancos	151.500.200
INCREMENTO DE PASIVOS	623.909.702
Incremento de cuentas y efectos por pagar	623.909.702
Incremento de cuentas y efectos por pagar a corto plazo	623.909.702
Incremento de aportes patronales y retenciones laborales por pagar	623.909.702
SUPERÁVIT FINANCIERO	54.616.156
B. APLICACIONES FINANCIERAS	**1.085.500.000**
INVERSION FINANCIERA	1.064.500.000
Concesión de préstamos a largo plazo	1.064.500.000
Al sector privado	1.064.500.000
DISMINUCION DE PASIVOS	21.000.000
Disminución de cuentas y efectos por pagar	21.000.000
Disminución de cuentas y efectos por pagar a corto plazo	21.000.000
Disminución de aportes patronales y retenciones laborales por pagar	21.000.000

A0129

Servicio Nacional Autónomo
de Atención Integral a la Infancia y a la Familia
(SENIFA)

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA), tiene como misión promover, financiar y asesorar a organizaciones comunitarias, gobiernos regionales y locales, dentro de un esquema de responsabilidad compartida, con la finalidad de apoyar el desarrollo integral de la infancia y su familia en situación de pobreza.

El objetivo principal es la atención integral nutrición, educación, salud psicoafectivo y recreación a niños, niñas de 0-6 años, adolescentes y familias para mejorar su calidad de vida.

El presupuesto de ingresos para el año 2010, asciende a la cantidad total de Trescientos Veintitrés Millones Cuatrocientos Cincuenta y Seis Mil Ciento Cinco Bolívares Bs. 323.456.105, distribuidos de la siguiente manera: Transferencias y Donaciones de la República por Bs. 322.713.609, Ingresos de la Propiedad por Bs. 201.746 y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 540.750

La Fundación con la ejecución del presupuesto tendrá un ahorro en su cuenta corriente de Bs. 4.665.725 y un equilibrio en la cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**322.915.355**
INGRESOS DE LA PROPIEDAD	201.746
Intereses	201.746
Intereses internos	201.746
Intereses por depósitos	201.746
TRANSFERENCIAS Y DONACIONES CORRIENTES	322.713.609
Del sector público	322.713.609
Transferencias corrientes internas recibidas del sector público	322.713.609
De la República	322.713.609
INGRESOS DE CAPITAL	**540.750**
RECURSOS PROPIOS DE CAPITAL	**540.750**
Incremento de la depreciación y amortización acumuladas	540.750
TOTAL RECURSOS	**323.456.105**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**318.249.630**
GASTOS DE CONSUMO	77.567.115
Remuneraciones	58.452.502
Sueldos, salarios y otras retribuciones	9.757.534
Beneficios y complementos de sueldos y salarios	14.149.803
Aportes patronales	1.157.476
Prestaciones sociales y otras indemnizaciones	30.351.339
Asistencia socioeconómica	3.036.350
Compra de Bienes y servicios	18.573.863
Bienes de consumo	4.465.426
Servicios no personales	14.108.437
Depreciación y amortización	540.750
TRANSFERENCIAS Y DONACIONES CORRIENTES	240.682.515
Al sector privado	235.499.925
Transferencias corrientes al sector privado	41.216.160
Otras transferencias corrientes internas al sector privado	41.216.160
Donaciones corrientes al sector privado	194.283.765
Donaciones a personas	187.973.140
Donaciones a instituciones sin fines de lucro	6.310.625
Al sector público	5.182.590
Donaciones Corrientes a Consejos Comunales	5.182.590
GASTOS DE CAPITAL	**5.206.475**
INVERSIÓN REAL DIRECTA	**5.206.475**
Formación Bruta de Capital Fijo	5.200.782
Maquinaria, equipos y otros bienes muebles	5.200.782
Bienes intangibles	5.693
TOTAL GASTOS	**323.456.105**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106418	Fortalecimiento de la atención integral de calidad a niños y niñas de 0 a 6 años de edad, familias y comunidad.	Niño Atendido	130.132	130.132	260.264		302.314.831			302.314.831
TOTAL							**302.314.831**			**302.314.831**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		16.892.218			16.892.218
02	Gestión Administrativa	201.746	3.506.560		540.750	4.249.056
TOTAL		**201.746**	**20.398.778**		**540.750**	**21.141.274**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**87**	**32**	**40**	**159**	**2.547.719**	**386.368**	**2.934.087**
Directivo	23	15	7	45	705.034		705.034
Profesional y Técnico	36	17	27	80	1.471.025	311.230	1.782.255
Personal Administrativo	28		6	34	371.660	75.138	446.798
Personal Fijo a Tiempo Parcial	**81**	**10**		**91**	**851.936**		**851.936**
Obrero	81	10		91	851.936		851.936
Personal Contratado	**577**	**158**		**735**	**6.357.879**		**6.357.879**
Directivo	14	11		25	590.991		590.991
Profesional y Técnico	46	22		68	1.115.474		1.115.474
Personal Administrativo	517	125		642	4.651.414		4.651.414
TOTAL	**745**	**200**	**40**	**985**	**9.757.534**	**386.368**	**10.143.902**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	58.452.502
4.02	Materiales, suministros y mercancías	4.465.426
4.03	Servicios no personales	14.108.437
4.04	Activos reales	5.206.475
4.07	Transferencias y donaciones	240.682.515
4.08	Otros gastos	540.750
	TOTAL	**323.456.105**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**322.915.355**
TRANSFERENCIAS Y DONACIONES CORRIENTES	322.713.609
Del sector público	322.713.609
Transferencias corrientes internas recibidas del sector público	322.713.609
De la República	322.713.609
Recursos Ordinarios	322.713.609
INGRESOS DE LA PROPIEDAD	201.746
Intereses	201.746
Intereses internos	201.746
Intereses por depósitos	201.746
B. GASTOS CORRIENTES	**318.249.630**
GASTOS DE CONSUMO	77.567.115
Remuneraciones	58.452.502
Sueldos, salarios y otras retribuciones	9.757.534
Beneficios y complementos de sueldos y salarios	14.149.803
Aportes patronales	1.157.476
Prestaciones sociales y otras indemnizaciones	30.351.339
Asistencia socioeconómica	3.036.350
Compra de Bienes y servicios	18.573.863
Bienes de consumo	4.465.426
Servicios no personales	14.108.437
Depreciación y amortización	540.750
TRANSFERENCIAS Y DONACIONES CORRIENTES	240.682.515
Al sector privado	235.499.925
Transferencias corrientes al sector privado	41.216.160
Otras transferencias corrientes internas al sector privado	41.216.160
Donaciones corrientes al sector privado	194.283.765
Donaciones a personas	187.973.140
Donaciones a instituciones sin fines de lucro	6.310.625
Al sector público	5.182.590
Donaciones Corrientes a Consejos Comunales	5.182.590
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**4.665.725**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**5.206.475**
RECURSOS PROPIOS DE CAPITAL	5.206.475
Ahorro/ Desahorro en Cuenta Corriente	4.665.725
Incremento de la depreciación y amortización acumuladas	540.750
B. GASTOS DE CAPITAL	**5.206.475**
INVERSIÓN REAL DIRECTA	5.206.475
Formación Bruta de Capital Fijo	5.200.782
Maquinaria, equipos y otros bienes muebles	5.200.782
Bienes intangibles	5.693
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0135
Academia Nacional
de Ciencias Económicas

ACADEMIA NACIONAL DE CIENCIAS ECONÓMICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Academia Nacional de Ciencias Económicas fue creada mediante la Ley del Congreso de la República de Venezuela del año 1983, constituyéndose así como un Ente Autónomo sin fines de lucro, cuya actividad principal es el desarrollo de las ciencias económicas y el estudio de la economía venezolana, promover, estimular y difundir trabajos de investigación de las ciencias económicas, la cooperación en la elaboración de lineamientos de la estrategia de desarrollo económico y social y del plan de la nación, opinar en la elaboración de proyectos de leyes en materia económica y formar una biblioteca de obras de ciencias económicas.

El presupuesto de ingresos y egresos de la Academia Nacional de Ciencias Económicas, correspondiente al Ejercicio Fiscal 2010, se ha estimado en un monto de setecientos mil quinientos diez Bolívares (Bs. 700.510), con financiamiento proveniente del aporte del Ejecutivo Nacional por un monto de Bs. 683.010 y recursos de capital por Bs. 17.500.

Dichos recursos serán desagregados en Bs. 308.279 para Proyectos y Bs. 392.231 dirigidos a las Acciones Centralizadas.

La política de gastos y aplicaciones financieras estará constituida por un total para gastos corrientes de Bs. 700.510. La cuenta ahorro inversión financiamiento presenta un desahorro en cuenta corriente por Bs. (17.500) y un equilibrio en la cuenta de capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**683.010**
TRANSFERENCIAS Y DONACIONES CORRIENTES	683.010
Del sector público	683.010
Transferencias corrientes internas recibidas del sector público	683.010
De la República	683.010
INGRESOS DE CAPITAL	**17.500**
RECURSOS PROPIOS DE CAPITAL	**17.500**
Incremento de la depreciación y amortización acumuladas	17.500
TOTAL RECURSOS	**700.510**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**700.510**
GASTOS DE CONSUMO	700.510
Remuneraciones	347.779
Sueldos, salarios y otras retribuciones	138.579
Beneficios y complementos de sueldos y salarios	142.960
Aportes patronales	15.036
Prestaciones sociales y otras indemnizaciones	43.204
Asistencia socioeconómica	8.000
Compra de Bienes y servicios	335.231
Bienes de consumo	30.206
Servicios no personales	305.025
Depreciación y amortización	17.500
TOTAL GASTOS	**700.510**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106097	Difusión del Conocimiento de las Ciencias Económicas	Usuario Atendido	3.000	3.000	6.000		308.279			308.279
TOTAL							**308.279**			**308.279**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		317.500			317.500
02	Gestión Administrativa		57.231		17.500	74.731
TOTAL			**374.731**		**17.500**	**392.231**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**3**		**8**	**116.823**		**116.823**
Profesional y Técnico	1			1	16.896		16.896
Personal Administrativo	3	2		5	75.720		75.720
Obrero	1	1		2	24.207		24.207
Personal Contratado	**2**			**2**	**21.754**		**21.754**
Profesional y Técnico	2			2	21.754		21.754
TOTAL	**7**	**3**		**10**	**138.577**		**138.577**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	347.779
4.02	Materiales, suministros y mercancías	30.206
4.03	Servicios no personales	305.025
4.08	Otros gastos	17.500
	TOTAL	**700.510**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**683.010**
TRANSFERENCIAS Y DONACIONES CORRIENTES	683.010
Del sector público	683.010
Transferencias corrientes internas recibidas del sector público	683.010
De la República	683.010
Recursos Ordinarios	683.010
B. GASTOS CORRIENTES	**700.510**
GASTOS DE CONSUMO	700.510
Remuneraciones	347.779
Sueldos, salarios y otras retribuciones	138.579
Beneficios y complementos de sueldos y salarios	142.960
Aportes patronales	15.036
Prestaciones sociales y otras indemnizaciones	43.204
Asistencia socioeconómica	8.000
Compra de Bienes y servicios	335.231
Bienes de consumo	30.206
Servicios no personales	305.025
Depreciación y amortización	17.500
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(17.500)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(17.500)
Incremento de la depreciación y amortización acumuladas	17.500
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0136

Academia de Ciencias
Físicas, Matemáticas y Naturales

ACADEMIA DE CIENCIAS FÍSICAS, MATEMÁTICAS Y NATURALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Academia de Ciencias Físicas, Matemáticas y Naturales fue creada por Ley del Congreso de los Estados Unidos de Venezuela del 13 de junio de 1917, iniciando sus actividades el mismo año, constituyéndose de esta manera como Corporación de Derecho Público, cuya actividad principal es fomentar las actividades de las ciencias físicas, matemáticas y naturales, promoviendo acciones en el ámbito nacional e internacional, para el logro de una difusión y el fortalecimiento de estas ciencias y sus aplicaciones a través de conferencias, congresos, seminarios, foros, publicaciones de trabajos y cualquier otro medio que se considere adecuado para este fin.

MISIÓN: promover las acciones en el ámbito nacional e internacional, para el logro de una difusión y fortalecimiento de las ciencias físicas, matemáticas y naturales y sus aplicaciones, estimulando su cultivo por medio de publicaciones y cualquier otro medio.

La política financiera de la Academia de Ciencias Físicas, Matemáticas y Naturales ha estimado su presupuesto para el año 2010, en un millón doscientos cincuenta y ocho mil doscientos once Bolívares (Bs.1.258.211), financiados de la siguiente forma: Bs. 1.228.211 por recursos del Ejecutivo Nacional y Bs. 30.000 por recursos de capital.

Los recursos antes mencionados serán dirigidos a fortalecer los Proyectos del Ente por un monto total de Bs. 789.774 y Bs. 468.437 para Acciones Centralizadas.

La política de gastos y aplicaciones financieras estará constituida por un total para gastos corrientes de Bs. 1.231.211 y Bs. 27.000 para gastos de capital. la cuenta ahorro inversión financiamiento presenta un desahorro en cuenta corriente por Bs. (3.000) y un equilibrio en la cuenta de capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.228.211**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.228.211
Del sector público	1.228.211
Transferencias corrientes internas recibidas del sector público	1.228.211
De la República	1.228.211
INGRESOS DE CAPITAL	**30.000**
RECURSOS PROPIOS DE CAPITAL	**30.000**
Incremento de la depreciación y amortización acumuladas	30.000
TOTAL RECURSOS	**1.258.211**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.231.211**
GASTOS DE CONSUMO	1.231.211
Remuneraciones	389.962
Sueldos, salarios y otras retribuciones	194.532
Beneficios y complementos de sueldos y salarios	117.027
Aportes patronales	21.067
Prestaciones sociales y otras indemnizaciones	38.316
Asistencia socioeconómica	19.020
Compra de Bienes y servicios	811.249
Bienes de consumo	120.200
Servicios no personales	691.049
Depreciación y amortización	30.000
GASTOS DE CAPITAL	**27.000**
INVERSIÓN REAL DIRECTA	**27.000**
Formación Bruta de Capital Fijo	27.000
Maquinaria, equipos y otros bienes muebles	27.000
TOTAL GASTOS	**1.258.211**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106151	Publicaciones Técnicas de la Academia de Ciencias Físicas, Matemáticas y Naturales	Obra			9		477.351			477.351
106169	Centro de Documentación e Información de la Academia Nacional de Ciencias Físicas, Matemáticas y Naturales	Usuario	350	350	700		152.423			152.423
106187	Enseñanza de las Ciencias Basada en la Indagación	Escuela			8		160.000			160.000
	TOTAL						**789.774**			**789.774**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		234.688			234.688
02	Gestión Administrativa		203.749		30.000	233.749
	TOTAL		**438.437**		**30.000**	**468.437**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**5**	**3**		**8**	**156.276**		**156.276**
Profesional y Técnico	1	2		3	69.276		69.276
Personal Administrativo	3			3	55.908		55.908
Obrero	1	1		2	31.092		31.092
Personal Fijo a Tiempo Parcial		**1**		**1**	**5.916**		**5.916**
Obrero		1		1	5.916		5.916
Personal Contratado		**2**		**2**	**32.340**		**32.340**
Profesional y Técnico		2		2	32.340		32.340
TOTAL	**5**	**6**		**11**	**194.532**		**194.532**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	389.962
4.02	Materiales, suministros y mercancías	120.200
4.03	Servicios no personales	691.049
4.04	Activos reales	27.000
4.08	Otros gastos	30.000
	TOTAL	**1.258.211**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.228.211**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.228.211
Del sector público	1.228.211
Transferencias corrientes internas recibidas del sector público	1.228.211
De la República	1.228.211
Recursos Ordinarios	1.228.211
B. GASTOS CORRIENTES	**1.231.211**
GASTOS DE CONSUMO	1.231.211
Remuneraciones	389.962
Sueldos, salarios y otras retribuciones	194.532
Beneficios y complementos de sueldos y salarios	117.027
Aportes patronales	21.067
Prestaciones sociales y otras indemnizaciones	38.316
Asistencia socioeconómica	19.020
Compra de Bienes y servicios	811.249
Bienes de consumo	120.200
Servicios no personales	691.049
Depreciación y amortización	30.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(3.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**27.000**
RECURSOS PROPIOS DE CAPITAL	27.000
Ahorro/ Desahorro en Cuenta Corriente	(3.000)
Incremento de la depreciación y amortización acumuladas	30.000
B. GASTOS DE CAPITAL	**27.000**
INVERSIÓN REAL DIRECTA	27.000
Formación Bruta de Capital Fijo	27.000
Maquinaria, equipos y otros bienes muebles	27.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0137

Academia de Ciencias Políticas y Sociales

ACADEMIA DE CIENCIAS POLÍTICAS Y SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Academia de Ciencias Políticas y Sociales fue creada por el Congreso Nacional, mediante Ley Orgánica del 16 de julio de 1915, y se rige por Ley del 30 de junio de 1924. Es una Corporación de Derecho Público cuyo inicio de operaciones fue en 1915 y su actividad principal es propender al desarrollo y progreso de las ciencias políticas y sociales en general así como cooperar con el progreso y mejora de la legislación venezolana, redactar y revisar proyectos de códigos y demás leyes que le sean presentados por el Ejecutivo Nacional, así como aquellas de carácter local.

Su misión es realizar acciones que permitan el desarrollo, la investigación en el mundo jurídico, el progreso de las ciencias políticas y sociales en general y de las ciencias jurídicas en particular.

El presupuesto de este Ente para el ejercicio fiscal 2010, se ubica en Un Millón Seiscientos Treinta y Cinco Mil Doscientos Cincuenta y Ocho Bolivares (Bs. 1.635.258), el cual será financiado con el Aporte del Ejecutivo Nacional por Bs. 1.603.258 y con Recursos de Capital por Bs. 32.000, desagregados en Bs.1.153.070 para Proyectos y Bs. 482.188 para las Acciones Centralizadas.

La Política de Gastos y Aplicaciones Financieras estará constituida por un total para gastos corrientes de Bs. 1.600.758 y Bs. 34.500 para gastos de capital. La Cuenta Ahorro Inversión Financiamiento presenta un Ahorro en cuenta corriente por Bs. 2.500 lo cual genera un equilibrio en la cuenta de capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.603.258**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.603.258
Del sector público	1.603.258
Transferencias corrientes internas recibidas del sector público	1.603.258
De la República	1.603.258
INGRESOS DE CAPITAL	**32.000**
RECURSOS PROPIOS DE CAPITAL	**32.000**
Incremento de la depreciación y amortización acumuladas	32.000
TOTAL RECURSOS	**1.635.258**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.600.758**
GASTOS DE CONSUMO	1.592.758
Remuneraciones	824.373
Sueldos, salarios y otras retribuciones	325.956
Beneficios y complementos de sueldos y salarios	312.388
Aportes patronales	44.861
Prestaciones sociales y otras indemnizaciones	78.651
Asistencia socioeconómica	62.517
Compra de Bienes y servicios	736.385
Bienes de consumo	89.600
Servicios no personales	646.785
Depreciación y amortización	32.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.000
Al sector privado	8.000
Transferencias corrientes al sector privado	8.000
Directas a personas	8.000
Otras transferencias directas a personas	8.000
GASTOS DE CAPITAL	**34.500**
INVERSIÓN REAL DIRECTA	**34.500**
Formación Bruta de Capital Fijo	34.500
Maquinaria, equipos y otros bienes muebles	34.500
TOTAL GASTOS	**1.635.258**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106208	Publicación de obras jurídicas nacionales	Obra			10		604.621			604.621
106219	Biblioteca en Línea de la Academia Nacional de Ciencias Políticas y Sociales	Documento			20.000		476.049			476.049
106230	Difusión y reconocimiento a la investigación en el área jurídica	Evento			14		72.400			72.400
	TOTAL						**1.153,070**			**1.153.070**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		250.803			250.803
02	Gestión Administrativa		199.385		32.000	231.385
	TOTAL		**450.188**		**32.000**	**482.188**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**4**		**15**	**323.556**		**323.556**
Profesional y Técnico	8			8	231.876		231.876
Personal Administrativo	3	1		4	56.832		56.832
Obrero		3		3	34.848		34.848
Personal Fijo a Tiempo Parcial		**1**		**1**	**2.400**		**2.400**
Obrero		1		1	2.400		2.400
TOTAL	**11**	**5**		**16**	**325.956**		**325.956**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	824.373
4.02	Materiales, suministros y mercancías	89.600
4.03	Servicios no personales	646.785
4.04	Activos reales	34.500
4.07	Transferencias y donaciones	8.000
4.08	Otros gastos	32.000
	TOTAL	**1.635.258**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.603.258**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.603.258
Del sector público	1.603.258
Transferencias corrientes internas recibidas del sector público	1.603.258
De la República	1.603.258
Recursos Ordinarios	1.603.258
B. GASTOS CORRIENTES	**1.600.758**
GASTOS DE CONSUMO	1.592.758
Remuneraciones	824.373
Sueldos, salarios y otras retribuciones	325.956
Beneficios y complementos de sueldos y salarios	312.388
Aportes patronales	44.861
Prestaciones sociales y otras indemnizaciones	78.651
Asistencia socioeconómica	62.517
Compra de Bienes y servicios	736.385
Bienes de consumo	89.600
Servicios no personales	646.785
Depreciación y amortización	32.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.000
Al sector privado	8.000
Transferencias corrientes al sector privado	8.000
Directas a personas	8.000
Otras transferencias directas a personas	8.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.500**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**34.500**
RECURSOS PROPIOS DE CAPITAL	34.500
Ahorro/ Desahorro en Cuenta Corriente	2.500
Incremento de la depreciación y amortización acumuladas	32.000
B. GASTOS DE CAPITAL	**34.500**
INVERSIÓN REAL DIRECTA	34.500
Formación Bruta de Capital Fijo	34.500
Maquinaria, equipos y otros bienes muebles	34.500
C. RESULTADO FINANCIERO: EQUILIBRADO	**0**

ACADEMIA NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Academia Nacional de la Historia fue creada mediante Decreto Presidencial del 28 de octubre de 1888, como Ente Público Descentralizado cuya actividad principal es preservar, enriquecer y divulgar el acervo histórico del país, mediante el estudio bibliográfico y crítico de los escritos históricos sobre el desarrollo colectivo, sucesos, hechos y manifestaciones de la vida nacional y continental.

La misma tiene como misión: identificar, acopiar y rescatar la información documental, hemerográfica, bibliográfica, digitalizada y audiovisual disponible sobre la vida política, económica, cultural y social de la nación además de velar porque sea tratado con la mayor objetividad, así como custodiar su legado histórico, preservarlo y organizarlo para facilitar el acceso a la información que contiene en él.

Su visión es ser la institución clave para reafirmar la identidad nacional mediante la divulgación histórica a través de programas editoriales, audiovisuales y actividades especiales en el país, desarrollar la investigación histórica, humanista, de ciencias sociales y apoyar la realizada en otros centros de educación e investigación.

La Academia ha estimado para el año 2010 un Presupuesto por Bs. 2.272.136, para el logró de sus metas y dispone de un financiamiento, desagregado en Bs. 2.262.271 correspondientes a los ingresos corrientes producto de la transferencia del Ejecutivo Nacional y recursos de capital Bs. 9.865 provenientes de la depreciación.

La totalidad de los recursos antes indicados, financiará gastos corrientes por Bs. 2.100.830, presentando un Ahorro en Cuenta Corriente de Bs. 161.441 lo que arroja como resultado un Superávit Financiero en cuenta de capital de Bs. 3.976.

El total del presupuesto está distribuido de la siguiente manera: Proyectos Bs. 1.555.513 y Acciones Centralizadas por Bs. 716.623.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.262.271**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.262.271
Del sector público	2.262.271
Transferencias corrientes internas recibidas del sector público	2.262.271
De la República	2.262.271
INGRESOS DE CAPITAL	**9.865**
RECURSOS PROPIOS DE CAPITAL	**9.865**
Incremento de la depreciación y amortización acumuladas	9.865
TOTAL RECURSOS	**2.272.136**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.100.830**
GASTOS DE CONSUMO	2.100.830
Remuneraciones	791.152
Sueldos, salarios y otras retribuciones	165.072
Beneficios y complementos de sueldos y salarios	329.391
Aportes patronales	15.964
Prestaciones sociales y otras indemnizaciones	57.828
Asistencia socioeconómica	51.263
Otros gastos de personal	171.634
Compra de Bienes y servicios	1.299.813
Bienes de consumo	515.571
Servicios no personales	784.242
Depreciación y amortización	9.865
GASTOS DE CAPITAL	**167.330**
INVERSIÓN REAL DIRECTA	**167.330**
Formación Bruta de Capital Fijo	167.330
Maquinaria, equipos y otros bienes muebles	167.330
APLICACIONES FINANCIERAS	**3.976**
INVERSION FINANCIERA	**3.976**
Incremento de otros activos financieros	3.976
Incremento de disponibilidades	3.976
Incremento de bancos	3.976
TOTAL GASTOS	**2.272.136**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
106359	Fortalecimiento del Acervo Histórico, Conservación, Organización y Automatización de Colecciones Documentales.	Registro			31.541		811.216			811.216
106405	Promoción, Fomento y Difusión del Conocimiento Histórico Nacional y del Pensamiento Bolivariano	Obra			26		744.297			744.297
TOTAL							**1.555.513**			**1.555.513**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		498.468			498.468
02	Gestión Administrativa		208.290		9.865	218.155
TOTAL			**706.758**		**9.865**	**716.623**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**3**		**13**	**165.072**		**165.072**
Profesional y Técnico	2			2	34.524		34.524
Personal Administrativo	2	1		3	37.620		37.620
Obrero	6	2		8	92.928		92.928
TOTAL	**10**	**3**		**13**	**165.072**		**165.072**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	791.152
4.02	Materiales, suministros y mercancías	515.571
4.03	Servicios no personales	784.242
4.04	Activos reales	167.330
4.05	Activos financieros	3.976
4.08	Otros gastos	9.865
	TOTAL	**2.272.136**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.262.271**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.262.271
Del sector público	2.262.271
Transferencias corrientes internas recibidas del sector público	2.262.271
De la República	2.262.271
Recursos Ordinarios	2.262.271
B. GASTOS CORRIENTES	**2.100.830**
GASTOS DE CONSUMO	2.100.830
Remuneraciones	791.152
Sueldos, salarios y otras retribuciones	165.072
Beneficios y complementos de sueldos y salarios	329.391
Aportes patronales	15.964
Prestaciones sociales y otras indemnizaciones	57.828
Asistencia socioeconómica	51.263
Otros gastos de personal	171.634
Compra de Bienes y servicios	1.299.813
Bienes de consumo	515.571
Servicios no personales	784.242
Depreciación y amortización	9.865
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**161.441**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**171.306**
RECURSOS PROPIOS DE CAPITAL	171.306
Ahorro/ Desahorro en Cuenta Corriente	161.441
Incremento de la depreciación y amortización acumuladas	9.865
B. GASTOS DE CAPITAL	**167.330**
INVERSIÓN REAL DIRECTA	167.330
Formación Bruta de Capital Fijo	167.330
Maquinaria, equipos y otros bienes muebles	167.330
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**3.976**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.976**
SUPERÁVIT FINANCIERO	3.976
B. APLICACIONES FINANCIERAS	**3.976**
INVERSION FINANCIERA	3.976
Incremento de otros activos financieros	3.976
Incremento de disponibilidades	3.976
Incremento de bancos	3.976

A0139
Academia Venezolana
de la Lengua

ACADEMIA VENEZOLANA DE LA LENGUA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Academia Venezolana de la Lengua se creó según Ley N° 2486 de fecha 10 de abril de 1883, constituyéndose en un Ente Autónomo sin fines de lucro, e inició sus actividades el día 26 de julio de 1883, cuya misión es el mejoramiento del idioma y la difusión de la bibliografía de autores venezolanos.

El Presupuesto de Ingresos y Egresos de la Academia correspondiente al Ejercicio Fiscal 2010, se ha estimado en Ochocientos Sesenta y Siete Mil Novecientos Nueve Bolívares (Bs. 867.909), constituidos por el Aporte del Ejecutivo Nacional en Bs. 828.802 y Recursos de Capital por Bs. 39.107.

Los cuales estarán desagregados en Bs. 396.175 para Proyectos y por Bs. 471.734 para las Acciones Centralizadas.

La Política de Gastos y Aplicaciones Financieras estará constituida por gastos corrientes Bs. 849.909 y Bs. 18.000 para gastos de capital. La Cuenta Ahorro Inversión Financiamiento presenta un Desahorro en cuenta corriente por Bs. (21.107) y un equilibrio en la cuenta de capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**828.802**
TRANSFERENCIAS Y DONACIONES CORRIENTES	828.802
Del sector público	828.802
Transferencias corrientes internas recibidas del sector público	828.802
De la República	828.802
INGRESOS DE CAPITAL	**39.107**
RECURSOS PROPIOS DE CAPITAL	**39.107**
Incremento de la depreciación y amortización acumuladas	39.107
TOTAL RECURSOS	**867.909**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**849.909**
GASTOS DE CONSUMO	834.909
Remuneraciones	537.021
Sueldos, salarios y otras retribuciones	330.461
Beneficios y complementos de sueldos y salarios	127.463
Aportes patronales	17.689
Prestaciones sociales y otras indemnizaciones	30.108
Asistencia socioeconómica	31.300
Compra de Bienes y servicios	258.781
Bienes de consumo	43.514
Servicios no personales	215.267
Depreciación y amortización	39.107
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.000
Al sector privado	15.000
Transferencias corrientes al sector privado	15.000
Directas a personas	15.000
Otras transferencias directas a personas	15.000
GASTOS DE CAPITAL	**18.000**
INVERSIÓN REAL DIRECTA	**18.000**
Formación Bruta de Capital Fijo	18.000
Maquinaria, equipos y otros bienes muebles	18.000
TOTAL GASTOS	**867.909**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106330	Publicaciones y Eventos de Difusión de la Academia Venezolana de la Lengua	Obra			5		155.500			155.500
106352	Centro de Documentación de la Academia Venezolana de la Lengua	Documento			2.700		76.220			76.220
106362	Investigaciones Linguísticas	Estudio			3		164.455			164.455
	TOTAL						**396.175**			**396.175**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		353.846			353.846
02	Gestión Administrativa		78.781		39.107	117.888
	TOTAL		**432.627**		**39.107**	**471.734**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**3**		**7**	**131.381**		**131.381**
Profesional y Técnico		2		2	48.921		48.921
Personal Administrativo	3			3	57.532		57.532
Obrero	1	1		2	24.928		24.928
Personal Contratado		**9**		**9**	**199.080**		**199.080**
Directivo		1		1	60.000		60.000
Profesional y Técnico		8		8	139.080		139.080
TOTAL	**4**	**12**		**16**	**330.461**		**330.461**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	537.021
4.02	Materiales, suministros y mercancías	43.514
4.03	Servicios no personales	215.267
4.04	Activos reales	18.000
4.07	Transferencias y donaciones	15.000
4.08	Otros gastos	39.107
	TOTAL	**867.909**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**828.802**
TRANSFERENCIAS Y DONACIONES CORRIENTES	828.802
Del sector público	828.802
Transferencias corrientes internas recibidas del sector público	828.802
De la República	828.802
Recursos Ordinarios	828.802
B. GASTOS CORRIENTES	**849.909**
GASTOS DE CONSUMO	834.909
Remuneraciones	537.021
Sueldos, salarios y otras retribuciones	330.461
Beneficios y complementos de sueldos y salarios	127.463
Aportes patronales	17.689
Prestaciones sociales y otras indemnizaciones	30.108
Asistencia socioeconómica	31.300
Compra de Bienes y servicios	258.781
Bienes de consumo	43.514
Servicios no personales	215.267
Depreciación y amortización	39.107
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.000
Al sector privado	15.000
Transferencias corrientes al sector privado	15.000
Directas a personas	15.000
Otras transferencias directas a personas	15.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(21.107)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**18.000**
RECURSOS PROPIOS DE CAPITAL	18.000
Ahorro/ Desahorro en Cuenta Corriente	(21.107)
Incremento de la depreciación y amortización acumuladas	39.107
B. GASTOS DE CAPITAL	**18.000**
INVERSIÓN REAL DIRECTA	18.000
Formación Bruta de Capital Fijo	18.000
Maquinaria, equipos y otros bienes muebles	18.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0140
Academia Nacional
de Medicina

ACADEMIA NACIONAL DE MEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Academia Nacional de la Medicina es una corporación de derecho público, científica y doctrinaria, constituida mediante Decreto Orgánico dictado el 11 de junio de 1.904, que representa a la ciencia médica nacional.

Su misión es representar a la ciencia médica nacional en lo relativo al estudio de las ciencias biológicas y en especial de la patología e higiene nacional y en asuntos en los que pueda actuar como cuerpo consultor.

La visión de este Ente es propiciar el estudio y la discusión de todo lo relativo a las ciencias médicas en general.

La Academia para el ejercicio fiscal 2010, dispone de un crédito presupuestario que se ubica en un millón doscientos doce mil doscientos treinta y dos Bolívares (Bs. 1.212.232,00), el cual está constituido por el aporte del Ejecutivo Nacional por Bs. 1.173.002 y un fondo de depreciación por un monto total de Bs. 39.230.

La política de gastos y aplicaciones financieras estará constituida por un total para gastos corrientes de Bs.1.007.232 y Bs. 205.000 para gastos de capital. La cuenta ahorro inversión financiamiento presenta un ahorro en cuenta corriente por Bs. 165.770 y un equilibrio en la cuenta de capital.

Distribuidos en Acciones Centralizadas por Bs. 429.593 y Proyectos por un monto total de Bs. 782.639.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.173.002**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.173.002
Del sector público	1.173.002
Transferencias corrientes internas recibidas del sector público	1.173.002
De la República	1.173.002
INGRESOS DE CAPITAL	**39.230**
RECURSOS PROPIOS DE CAPITAL	**39.230**
Incremento de la depreciación y amortización acumuladas	39.230
TOTAL RECURSOS	**1.212.232**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.007.232**
GASTOS DE CONSUMO	998.232
Remuneraciones	643.527
Sueldos, salarios y otras retribuciones	223.576
Beneficios y complementos de sueldos y salarios	219.548
Aportes patronales	15.105
Prestaciones sociales y otras indemnizaciones	49.474
Asistencia socioeconómica	102.392
Otros gastos de personal	33.432
Compra de Bienes y servicios	315.475
Bienes de consumo	56.502
Servicios no personales	258.973
Depreciación y amortización	39.230
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.000
Al sector privado	9.000
Transferencias corrientes al sector privado	9.000
Directas a personas	9.000
Otras transferencias directas a personas	9.000
GASTOS DE CAPITAL	**205.000**
INVERSION REAL DIRECTA	**205.000**
Formación Bruta de Capital Fijo	205.000
Maquinaria, equipos y otros bienes muebles	205.000
TOTAL GASTOS	**1.212.232**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106508	Centro de Información Integral de la Academia Nacional de la Medicina	Documento			5.200		477.531			477.531
106519	Difusión y Estímulo a la Investigación de las Ciencias de la Salud	Evento			46		106.000			106.000
106531	Publicación de la Gaceta Médica de Caracas y Otras Obras	Ejemplar			1.700		199.108			199.108
	TOTAL						**782.639**			**782.639**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		351.907			351.907
02	Gestión Administrativa		38.456		39.230	77.686
	TOTAL		**390.363**		**39.230**	**429.593**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**10**	**1**		**11**	**145.416**		**145.416**
Personal Administrativo	8			8	110.538		110.538
Obrero	2	1		3	34.878		34.878
Personal Contratado	**1**	**3**		**4**	**78.160**		**78.160**
Profesional y Técnico		3		3	68.800		68.800
Obrero	1			1	9.360		9.360
TOTAL	**11**	**4**		**15**	**223.576**		**223.576**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	643.527
4.02	Materiales, suministros y mercancías	56.502
4.03	Servicios no personales	258.973
4.04	Activos reales	205.000
4.07	Transferencias y donaciones	9.000
4.08	Otros gastos	39.230
	TOTAL	**1.212.232**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.173.002**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.173.002
Del sector público	1.173.002
Transferencias corrientes internas recibidas del sector público	1.173.002
De la República	1.173.002
Recursos Ordinarios	1.173.002
B. GASTOS CORRIENTES	**1.007.232**
GASTOS DE CONSUMO	998.232
Remuneraciones	643.527
Sueldos, salarios y otras retribuciones	223.576
Beneficios y complementos de sueldos y salarios	219.548
Aportes patronales	15.105
Prestaciones sociales y otras indemnizaciones	49.474
Asistencia socioeconómica	102.392
Otros gastos de personal	33.432
Compra de Bienes y servicios	315.475
Bienes de consumo	56.502
Servicios no personales	258.973
Depreciación y amortización	39.230
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.000
Al sector privado	9.000
Transferencias corrientes al sector privado	9.000
Directas a personas	9.000
Otras transferencias directas a personas	9.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**165.770**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**205.000**
RECURSOS PROPIOS DE CAPITAL	205.000
Ahorro/ Desahorro en Cuenta Corriente	165.770
Incremento de la depreciación y amortización acumuladas	39.230
B. GASTOS DE CAPITAL	**205.000**
INVERSIÓN REAL DIRECTA	205.000
Formación Bruta de Capital Fijo	205.000
Maquinaria, equipos y otros bienes muebles	205.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0323
Fundación de Edificaciones y Dotaciones Educativas (FEDE)

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (FEDE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), tiene como objetivo la rehabilitación de la planta física educativa en el ámbito Nacional de los planteles oficiales en los niveles de preescolar, básica, media, diversificada, profesional y educación especial a través de las acciones de construcción, ampliación, reparación, dotación de mobiliario escolar y mantenimiento.

Para el ejercicio fiscal 2010, la Fundación formuló doce (12) proyectos y tres (3) acciones centralizadas, estimando alcanzar las metas siguientes: construir 59 aulas de educación inicial, rehabilitar 3 escuelas técnicas robinsonianas, rehabilitar 37 escuelas de educación básica, construir 2 escuelas en comunidades indígenas, atender 3 escuelas a través de convenios especiales, realizar conservación y mantenimiento a 14 escuelas con asociaciones cooperativas y comunidades, dotar 55 escuelas de mobiliario escolar y equipos, elaborar 3 proyectos de planta física educativa, brindar servicios básicos y arrendamiento a 19.080 inmuebles educativos y construir 7 escuelas con nuevas tipologías de planta física.

Para el logro de las metas dispone de un financiamiento de Bs. 307.596.468, de los cuales Bs. 305.646.468 (99,4%) corresponden a Transferencias del Ejecutivo Nacional (Transferencias Corrientes Bs. 148.237.267 y Transferencias de Capital Bs. 157.409.201) y recursos de capital por Bs. 1.950.000 (0,6%), provenientes de la depreciación.

Los recursos antes señalados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 148.372.186 (48,2%), inversión real directa por Bs. 153.012.637 (49,8%) y aplicaciones financieras de Bs. 6.211.645 (2,0%).

El total del presupuesto está distribuido de la manera siguiente: Proyectos Bs. 219.055.669 y Acciones Centralizadas Bs. 88.540.799.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**148.237.267**
TRANSFERENCIAS Y DONACIONES CORRIENTES	148.237.267
Del sector público	148.237.267
Transferencias corrientes internas recibidas del sector público	148.237.267
De la República	148.237.267
INGRESOS DE CAPITAL	**159.359.201**
RECURSOS PROPIOS DE CAPITAL	**1.950.000**
Incremento de la depreciación y amortización acumuladas	1.950.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**157.409.201**
Transferencias de capital recibidas del sector público	157.409.201
De la República	157.409.201
TOTAL RECURSOS	307.596.468

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**148.372.186**
GASTOS DE CONSUMO	146.558.675
Remuneraciones	79.594.253
Sueldos, salarios y otras retribuciones	15.421.676
Beneficios y complementos de sueldos y salarios	32.055.202
Aportes patronales	2.859.776
Prestaciones sociales y otras indemnizaciones	6.683.828
Asistencia socioeconómica	22.573.771
Compra de Bienes y servicios	65.014.422
Bienes de consumo	1.061.176
Servicios no personales	63.953.246
Depreciación y amortización	1.950.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.813.511
Al sector privado	1.813.511
Transferencias corrientes al sector privado	1.813.511
Directas a personas	1.813.511
Pensiones y otros beneficios asociados	535.382
Jubilaciones y otros beneficios asociados	1.278.129
GASTOS DE CAPITAL	**153.012.637**
INVERSION REAL DIRECTA	**153.012.637**
Formación Bruta de Capital Fijo	149.140.517
Maquinaria, equipos y otros bienes muebles	60.124.376
Construcciones de bienes de dominio privado	89.016.141
Bienes intangibles	3.872.120

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**6.211.645**
DISMINUCION DE PASIVOS	**6.211.645**
Disminución de cuentas y efectos por pagar	6.211.645
Disminución de cuentas y efectos por pagar a corto plazo	6.211.645
Disminución cuentas por pagar a proveedores a corto plazo	6.211.645
TOTAL GASTOS	**307.596.468**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106260	Servicios básicos y arrendamientos de la planta física educativa	Inmueble			19.080		61.646.468			61.646.468
106314	Rehabilitación y/o ampliación de las escuelas del Subsistema de Educación Básica.	Escuela			12		36.973.148			36.973.148
106320	Construcción de aulas de Educación Inicial	Aula			59		11.711.943			11.711.943
106331	Construcción de nuevas tipologías de planta física educativa.	Escuela			7		29.717.718			29.717.718
106349	Rehabilitación de Escuelas Técnicas Robinsonianas	Escuela			3		9.768.200			9.768.200
106367	Plan excepcional de desarrollo económico y social para la rehabilitación y prestación de servicio en el Subsistema de Educación Básica	Escuela			25		10.477.542			10.477.542
106369	Plan integral para la defensa y desarrollo del municipio fronterizo Machiques de Perijá donde se encuentra asentada la comunidad indígena Yukpa del Estado Zulia.	Escuela			1		222.845			222.845
106379	Construcción y ampliación de la planta física educativa indígena en el estado Sucre.	Escuela			1		1.007.416			1.007.416
106400	Atención a la planta física educativa a nivel nacional e inclusión en el Subsistema de Educación Básica a través de convenios especiales.	Escuela			3		1.897.847			1.897.847
106411	Conservación y mantenimiento de edificaciones educativas a través de Asociaciones Cooperativas y la comunidad organizada.	Escuela			14		1.289.704			1.289.704

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106416	Dotación de mobiliario escolar y equipos	Escuela			55		54.000.000			54.000.000
106422	Estudios y proyectos de arquitectura e ingeniería de la planta física educativa	Proyecto			3		342.838			342.838
							219.055.669			**219.055.669**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		79.594.253			79.594.253
02	Gestión Administrativa		5.183.035		1.950.000	7.133.035
03	Previsión y Protección Social		1.813.511			1.813.511
TOTAL			**86.590.799**		**1.950.000**	**88.540.799**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**380**	**283**	**103**	**766**	**15.284.976**	**1.353.756**	**16.638.732**
Directivo	35	27	25	87	3.134.544	588.276	3.722.820
Profesional y Técnico	231	183	21	435	8.680.206	594.012	9.274.218
Personal Administrativo	88	56		144	2.094.612	168.468	2.263.080
Obrero	26	17	57	100	1.375.614	3.000	1.378.614
Personal Contratado			**5**	**5**	**90.000**		**90.000**
Profesional y Técnico			5	5	90.000		90.000
TOTAL	**380**	**283**	**108**	**771**	**15.374.976**	**1.353.756**	**16.728.732**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**11**	**3**	**14**	**535.382**
Empleados	11	3	14	535.382
Jubilados	**14**	**13**	**27**	**1.278.129**
Empleados	14	13	27	1.278.129
TOTAL	**25**	**16**	**41**	**1.813.511**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	79.594.253
4.02	Materiales, suministros y mercancías	1.061.176
4.03	Servicios no personales	63.953.246
4.04	Activos reales	153.012.637
4.07	Transferencias y donaciones	1.813.511
4.08	Otros gastos	1.950.000
4.11	Disminución de pasivos	6.211.645
	TOTAL	307.596.468

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**148.237.267**
TRANSFERENCIAS Y DONACIONES CORRIENTES	148.237.267
Del sector público	148.237.267
Transferencias corrientes internas recibidas del sector público	148.237.267
De la República	148.237.267
Recursos Ordinarios	148.237.267
B. GASTOS CORRIENTES	**148.372.186**
GASTOS DE CONSUMO	146.558.675
Remuneraciones	79.594.253
Sueldos, salarios y otras retribuciones	15.421.676
Beneficios y complementos de sueldos y salarios	32.055.202
Aportes patronales	2.859.776
Prestaciones sociales y otras indemnizaciones	6.683.828
Asistencia socioeconómica	22.573.771
Compra de Bienes y servicios	65.014.422
Bienes de consumo	1.061.176
Servicios no personales	63.953.246
Depreciación y amortización	1.950.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.813.511
Al sector privado	1.813.511
Transferencias corrientes al sector privado	1.813.511
Directas a personas	1.813.511
Pensiones y otros beneficios asociados	535.382
Jubilaciones y otros beneficios asociados	1.278.129
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(134.919)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**159.224.282**
RECURSOS PROPIOS DE CAPITAL	1.815.081
Ahorro/ Desahorro en Cuenta Corriente	(134.919)
Incremento de la depreciación y amortización acumuladas	1.950.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	157.409.201
Transferencias de capital recibidas del sector público	157.409.201
De la República	157.409.201
B. GASTOS DE CAPITAL	**153.012.637**
INVERSIÓN REAL DIRECTA	153.012.637
Formación Bruta de Capital Fijo	149.140.517
Maquinaria, equipos y otros bienes muebles	60.124.376
Construcciones de bienes de dominio privado	89.016.141
Bienes intangibles	3.872.120
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**6.211.645**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**6.211.645**
SUPERÁVIT FINANCIERO	6.211.645
B. APLICACIONES FINANCIERAS	**6.211.645**
DISMINUCION DE PASIVOS	6.211.645
Disminución de cuentas y efectos por pagar	6.211.645
Disminución de cuentas y efectos por pagar a corto plazo	6.211.645
Disminución cuentas por pagar a proveedores a corto plazo	6.211.645

A0387

Fundación Centro Nacional
para el Mejoramiento de la Enseñanza de la Ciencia
(CENAMEC)

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia, creada por Decreto N° 1365 el 06 de agosto de 1973, transformada en Fundación del Estado bajo la tutela del Ministerio del Poder Popular para la Educación, según decreto 847 del 20 de Septiembre de 1995; tiene como estrategia institucional: Desarrollar, coordinar, promover, divulgar y aplicar investigaciones científicas para el análisis, seguimiento y evaluación de los procesos educativos como medio de orientación de las políticas de Estado en materia educativa, cuyos resultados contribuyan al mejoramiento continuo, progresivo y sustentable del Sistema Educativo Venezolano.

En este sentido orientará su esfuerzo en el desarrollo del proyecto: "Evaluación de la Calidad del Subsistema de Educación Básica y su Impacto en la Sociedad Venezolana"; el mismo está constituido bajo las líneas del Plan Nacional Simón Bolívar 2007-2013, orientado hacia la construcción del socialismo del siglo XXI, en donde plantea el objetivo específico de: Evaluar la calidad del Subsistema de Educación Básica y su impacto en la sociedad venezolana, con el fin de obtener una línea base que permita lograr comparaciones a mediano y largo plazo que conlleven a la toma de decisiones, permitiendo contribuir con la construcción de una estructura social incluyente, para así alcanzar la Suprema Felicidad.

La Fundación con la ejecución del presupuesto tendrá un ahorro en su cuenta corriente de Bs. 145.110 y un equilibrio como resultado financiero en su cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**12.665.992**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.665.992
Del sector público	12.665.992
Transferencias corrientes internas recibidas del sector público	12.665.992
De la República	12.665.992
INGRESOS DE CAPITAL	**80.000**
RECURSOS PROPIOS DE CAPITAL	**80.000**
Incremento de la depreciación y amortización acumuladas	80.000
TOTAL RECURSOS	**12.745.992**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**12.520.882**
GASTOS DE CONSUMO	12.282.666
Remuneraciones	10.758.174
Sueldos, salarios y otras retribuciones	3.270.844
Beneficios y complementos de sueldos y salarios	1.917.549
Aportes patronales	535.779
Prestaciones sociales y otras indemnizaciones	1.091.512
Asistencia socioeconómica	2.301.824
Otros gastos de personal	1.640.666
Compra de Bienes y servicios	1.444.492
Bienes de consumo	623.967
Servicios no personales	820.525
Depreciación y amortización	80.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	180.000
Al sector público	180.000
Transferencias corrientes al sector público	180.000
A instituciones de protección social para atender beneficios de la seguridad social	180.000
OTROS GASTOS CORRIENTES	58.216
Indemnizaciones y sanciones pecuniarias	58.216
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	58.216

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**225.110**
INVERSION REAL DIRECTA	**225.110**
Formación Bruta de Capital Fijo	225.110
Maquinaria, equipos y otros bienes muebles	225.110
TOTAL GASTOS	**12.745.992**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106921	Evaluación de la Calidad del Subsistema de Educación Básica y su Impacto en la Sociedad Venezolana.	Investigación			1		6.958.775			6.958.775
	TOTAL						**6.958.775**			**6.958.775**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.892.500			4.892.500
02	Gestión Administrativa		634.717		80.000	714.717
03	Previsión y Protección Social		180.000			180.000
	TOTAL		**5.707.217**		**80.000**	**5.787.217**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**57**	**45**		**102**	**2.255.844**		**2.255.844**
Directivo	6	7		13	559.200		559.200
Profesional y Técnico	22	10		32	725.100		725.100
Personal Administrativo	15	17		32	457.248		457.248
Personal Docente	8	6		14	380.640		380.640
Obrero	6	5		11	133.656		133.656
Personal Contratado	**10**	**14**		**24**	**990.000**		**990.000**
Profesional y Técnico	6	9		15	710.400		710.400
Personal Administrativo	1			1	13.200		13.200
Personal Docente	3	5		8	266.400		266.400
TOTAL	67	59		126	3.245.844		3.245.844

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	10.758.174
4.02	Materiales, suministros y mercancías	623.967
4.03	Servicios no personales	820.525
4.04	Activos reales	225.110
4.07	Transferencias y donaciones	180.000
4.08	Otros gastos	138.216
	TOTAL	**12.745.992**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**12.665.992**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.665.992
Del sector público	12.665.992
Transferencias corrientes internas recibidas del sector público	12.665.992
De la República	12.665.992
Recursos Ordinarios	12.665.992
B. GASTOS CORRIENTES	**12.520.882**
GASTOS DE CONSUMO	12.282.666
Remuneraciones	10.758.174
Sueldos, salarios y otras retribuciones	3.270.844
Beneficios y complementos de sueldos y salarios	1.917.549
Aportes patronales	535.779
Prestaciones sociales y otras indemnizaciones	1.091.512
Asistencia socioeconómica	2.301.824
Otros gastos de personal	1.640.666
Compra de Bienes y servicios	1.444.492
Bienes de consumo	623.967
Servicios no personales	820.525
Depreciación y amortización	80.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	180.000
Al sector público	180.000
Transferencias corrientes al sector público	180.000
A instituciones de protección social para atender beneficios de la seguridad social	180.000
OTROS GASTOS CORRIENTES	58.216
Indemnizaciones y sanciones pecuniarias	58.216
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	58.216
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**145.110**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**225.110**
RECURSOS PROPIOS DE CAPITAL	225.110
Ahorro/ Desahorro en Cuenta Corriente	145.110
Incremento de la depreciación y amortización acumuladas	80.000
B. GASTOS DE CAPITAL	**225.110**
INVERSIÓN REAL DIRECTA	225.110
Formación Bruta de Capital Fijo	225.110
Maquinaria, equipos y otros bienes muebles	225.110
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0409

Fundación Medios Audiovisuales
al Servicio de la Educación
(EDUMEDIA)

FUNDACIÓN MEDIOS AUDIOVISUALES AL SERVICIO DE LA EDUCACIÓN (EDUMEDIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación tiene como actividad principal contribuir al proceso de transformación de la sociedad, a través de la producción de contenidos curriculares en forma audiovisual (videos, televisión, radio e Internet), para servir de apoyo a la educación inicial básica y a la vez procurar su difusión por todos los medios audiovisuales a gran escala, además de abordar la capacitación docente en cuanto al uso de nuevas técnicas y herramientas audiovisuales, que permitan fortalecer el proceso de enseñanza y aprendizaje.

La Fundación para el Ejercicio Fiscal 2010, formuló dos (2) proyectos: "Puesta en marcha del Canal Educativo Bolivariano en su segunda fase" y "Producciones audiovisuales innovadoras (tv, radio e informática)" procurando alcanzar las siguientes metas: producir 203 audiovisuales y poner en marcha un (1) canal de televisión educativa.

Para el logro de su meta, dispone de un financiamiento de Bs. 16.184.813, de los cuales Bs. 16.178.813 (99,9%) corresponden a transferencias del Ejecutivo Nacional y Bs. 6.000 (0,1%) a recurso de capital (depreciación).

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 14.148.254 (87,42%) e inversión de capital de Bs. 2.036.559 (12,58%).

El total del Presupuesto está distribuido de la siguiente manera: Proyectos Bs. 15.120.732 y Acciones Centralizadas Bs. 1.064.081.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**16.178.813**
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.178.813
Del sector público	16.178.813
Transferencias corrientes internas recibidas del sector público	16.178.813
De la República	16.178.813
INGRESOS DE CAPITAL	**6.000**
RECURSOS PROPIOS DE CAPITAL	**6.000**
Incremento de la depreciación y amortización acumuladas	6.000
TOTAL RECURSOS	**16.184.813**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.148.254**
GASTOS DE CONSUMO	14.148.254
Remuneraciones	8.740.471
Sueldos, salarios y otras retribuciones	2.614.566
Beneficios y complementos de sueldos y salarios	3.428.111
Aportes patronales	361.486
Prestaciones sociales y otras indemnizaciones	810.440
Asistencia socioeconómica	1.525.868
Compra de Bienes y servicios	4.746.747
Bienes de consumo	1.469.751
Servicios no personales	3.276.996
Impuestos indirectos	655.036
Depreciación y amortización	6.000
GASTOS DE CAPITAL	**2.036.559**
INVERSION REAL DIRECTA	**2.036.559**
Formación Bruta de Capital Fijo	2.036.559
Maquinaria, equipos y otros bienes muebles	2.036.559
TOTAL GASTOS	**16.184.813**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106459	Puesta en marcha del Canal Educativo Bolivariano en su segunda fase.	Canal			1		13.276.608			13.276.608
106461	Producciones audiovisuales innovadoras (TV, radio e informática)	Producción			203		1.844.124			1.844.124
TOTAL							15.120.732			15.120.732

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		929.091			929.091
02	Gestión Administrativa		128.990		6.000	134.990
TOTAL			1.058.081		6.000	1.064.081

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**30**	**22**	**5**	**57**	**1.728.433**		**1.728.433**
Directivo	2	1		3	290.000		290.000
Profesional y Técnico	20	15	5	40	1.227.593		1.227.593
Obrero	8	6		14	210.840		210.840
Personal Contratado	**21**	**16**	**5**	**42**	**856.729**		**856.729**
Directivo	1	1		2	120.000		120.000
Profesional y Técnico	20	15	5	40	736.729		736.729
TOTAL	51	38	10	99	2.585.162		2.585.162

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	8.740.471
4.02	Materiales, suministros y mercancías	1.469.751
4.03	Servicios no personales	3.932.032
4.04	Activos reales	2.036.559
4.08	Otros gastos	6.000
	TOTAL	16.184.813

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**16.178.813**
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.178.813
Del sector público	16.178.813
Transferencias corrientes internas recibidas del sector público	16.178.813
De la República	16.178.813
Recursos Ordinarios	16.178.813
B. GASTOS CORRIENTES	**14.148.254**
GASTOS DE CONSUMO	14.148.254
Remuneraciones	8.740.471
Sueldos, salarios y otras retribuciones	2.614.566
Beneficios y complementos de sueldos y salarios	3.428.111
Aportes patronales	361.486
Prestaciones sociales y otras indemnizaciones	810.440
Asistencia socioeconómica	1.525.868
Compra de Bienes y servicios	4.746.747
Bienes de consumo	1.469.751
Servicios no personales	3.276.996
Impuestos indirectos	655.036
Depreciación y amortización	6.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.030.559**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.036.559**
RECURSOS PROPIOS DE CAPITAL	2.036.559
Ahorro/ Desahorro en Cuenta Corriente	2.030.559
Incremento de la depreciación y amortización acumuladas	6.000
B. GASTOS DE CAPITAL	**2.036.559**
INVERSIÓN REAL DIRECTA	2.036.559
Formación Bruta de Capital Fijo	2.036.559
Maquinaria, equipos y otros bienes muebles	2.036.559
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0410

Fundación Bolivariana
de Informática y Telemática
(FUNDABIT)

FUNDACIÓN BOLIVARIANA DE INFORMÁTICA Y TELEMÁTICA (FUNDABIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Bolivariana de Informática y Telemática contribuye con la formación integral del individuo a través del desarrollo de actividades productivas, científicas y humanísticas que incorporan las tecnologías de la información.

En Venezuela, la iniciativa de introducir las tecnologías (especialmente la computadora) en el sector educativo, responde a la necesidad de generar cambios conceptuales, organizativos y metodológicos, nace en el año 1999, con el propósito de crear espacios altamente tecnificados con herramientas computacionales, comunicacionales y recurso humano especializado en el manejo de las mismas en todo el territorio nacional, donde se desarrollan planes de apoyo a las comunidades educativas en atención a los educadores y estudiantes de la primera, segunda y tercera etapa de Educación Básica Venezolana y las comunidades locales.

Para el año 2010, la fundación continuará desarrollando planes y programas que impulsen el uso de las Tecnologías de Informática y Comunicación en los procesos de enseñanza y aprendizaje de las comunidades. Esto con el fin de establecer en la sociedad venezolana un mayor nivel de desarrollo socio-cultural, mediante la utilización de los recursos informáticos y telemáticos en la formación integral de todos los ciudadanos, a través, del uso de la nueva tecnología como apoyo a las actividades académicas de las escuelas.

El presupuesto de Ingresos de 2010 de FUNDABIT alcanza un total de Bs. 162.487.837, con el que se tiene previsto desarrollar los siguientes proyectos:

- 106522 "Fortalecimiento de Centros de Innovación y Excelencia Educativa para la Inclusión Tecnológica y Social"

-106340 "Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación"

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**130.487.837**
TRANSFERENCIAS Y DONACIONES CORRIENTES	130.487.837
Del sector público	130.487.837
Transferencias corrientes internas recibidas del sector público	130.487.837
De la República	130.487.837
INGRESOS DE CAPITAL	**32.000.000**
RECURSOS PROPIOS DE CAPITAL	**32.000.000**
Incremento de la depreciación y amortización acumuladas	32.000.000
TOTAL RECURSOS	**162.487.837**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**162.487.837**
GASTOS DE CONSUMO	162.487.837
Remuneraciones	109.358.204
Sueldos, salarios y otras retribuciones	43.420.571
Beneficios y complementos de sueldos y salarios	27.518.093
Aportes patronales	8.449.042
Prestaciones sociales y otras indemnizaciones	13.293.465
Asistencia socioeconómica	16.677.033
Compra de Bienes y servicios	21.129.633
Bienes de consumo	4.147.047
Servicios no personales	16.982.586
Depreciación y amortización	32.000.000
TOTAL GASTOS	**162.487.837**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106340	Masificación de las Tecnologías de la Información y la Comunicación (TIC) en la Educación.	Centro			24		103.333.473			103.333.473
106522	Fortalecimiento de Centros de Innovación y Excelencia Educativa para la inclusión tecnológica y social	Centro Fortalecido			24		7.273.746			7.273.746
	TOTAL						**110.607.219**			**110.607.219**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		11.304.765			11.304.765
02	Gestión Administrativa		8.575.853		32.000.000	40.575.853
	TOTAL		**19.880.618**		**32.000.000**	**51.880.618**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**59**	**60**		**119**	**4.369.542**	**39.150**	**4.408.692**
Directivo	5	5		10	688.327	12.490	700.817
Profesional y Técnico	54	55		109	3.681.215	26.660	3.707.875
Personal Contratado	**884**	**885**		**1.769**	**39.051.029**		**39.051.029**
Profesional y Técnico	884	885		1.769	39.051.029		39.051.029
TOTAL	**943**	**945**		**1.888**	**43.420.571**	**39.150**	**43.459.721**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	109.358.204
4.02	Materiales, suministros y mercancías	4.147.047
4.03	Servicios no personales	16.982.586
4.08	Otros gastos	32.000.000
	TOTAL	**162.487.837**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**130.487.837**
TRANSFERENCIAS Y DONACIONES CORRIENTES	130.487.837
Del sector público	130.487.837
Transferencias corrientes internas recibidas del sector público	130.487.837
De la República	130.487.837
Recursos Ordinarios	130.487.837
B. GASTOS CORRIENTES	**162.487.837**
GASTOS DE CONSUMO	162.487.837
Remuneraciones	109.358.204
Sueldos, salarios y otras retribuciones	43.420.571
Beneficios y complementos de sueldos y salarios	27.518.093
Aportes patronales	8.449.042
Prestaciones sociales y otras indemnizaciones	13.293.465
Asistencia socioeconómica	16.677.033
Compra de Bienes y servicios	21.129.633
Bienes de consumo	4.147.047
Servicios no personales	16.982.586
Depreciación y amortización	32.000.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(32.000.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(32.000.000)
Incremento de la depreciación y amortización acumuladas	32.000.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0425

Fundación Samuel Robinson

FUNDACIÓN SAMUEL ROBINSON

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación tiene como objetivo erradicar el analfabetismo y alcanzar la prosecución al sexto grado de educación básica en los jóvenes y adultos a nivel nacional e internacional, garantizando su inclusión política y productiva, con el propósito de conseguir mayores niveles de desarrollo y bienestar en los grupos sociales más necesitados del país.

Para el ejercicio fiscal 2010, el ente formuló para su ejecución el Proyecto "Alfabetización y prosecución al sexto grado de jóvenes y adultos Simón Rodríguez (Misión Robinson)", que prevé atender 200.000 personas.

Para el logro de sus metas dispone de un financiamiento de Bs. 302.611.200, de los cuales Bs. 301.836.749 (99,7%), corresponden a transferencias del Ejecutivo Nacional (Ministerio del Poder Popular del Despacho de la Presidencia) y recursos de capital Bs. 774.451 (0,3%) provenientes de la depreciación.

La totalidad de los recursos antes indicados, financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 301.244.846 (99,5%) e inversión en activos fijos por Bs. 1.366.354 (0,5%).

El total del presupuesto está distribuido de la siguiente manera: Proyectos Bs. 285.390.536 y Acciones Centralizadas Bs. 17.220.664.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**301.836.749**
TRANSFERENCIAS Y DONACIONES CORRIENTES	301.836.749
Del sector público	301.836.749
Transferencias corrientes internas recibidas del sector público	301.836.749
De la República	301.836.749
INGRESOS DE CAPITAL	**774.451**
RECURSOS PROPIOS DE CAPITAL	**774.451**
Incremento de la depreciación y amortización acumuladas	774.451
TOTAL RECURSOS	**302.611.200**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**301.244.846**
GASTOS DE CONSUMO	156.644.846
Remuneraciones	142.873.089
Sueldos, salarios y otras retribuciones	142.873.089
Compra de Bienes y servicios	12.997.306
Bienes de consumo	4.865.806
Servicios no personales	8.131.500
Depreciación y amortización	774.451
TRANSFERENCIAS Y DONACIONES CORRIENTES	144.600.000
Al sector privado	144.600.000
Transferencias corrientes al sector privado	144.600.000
Directas a personas	144.600.000
Otras transferencias directas a personas	144.600.000
GASTOS DE CAPITAL	**1.366.354**
INVERSION REAL DIRECTA	**1.366.354**
Formación Bruta de Capital Fijo	1.366.354
Maquinaria, equipos y otros bienes muebles	1.366.354
TOTAL GASTOS	**302.611.200**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106545	Alfabetización y prosecución al sexto grado de jóvenes y adultos " Simón Rodríguez" (Misión Robinson)	Persona			200.000		285.390.536			285.390.536
TOTAL							**285.390.536**			**285.390.536**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		15.027.519			15.027.519
02	Gestión Administrativa		1.418.694		774.451	2.193.145
TOTAL			**16.446.213**		**774.451**	**17.220.664**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**89**	**70**		**159**	**3.036.864**		**3.036.864**
Directivo	13	4		17	385.341		385.341
Profesional y Técnico	44	36		80	1.651.132		1.651.132
Personal Administrativo	32	30		62	1.000.391		1.000.391
Personal Fijo a Tiempo Parcial	**2**	**3**		**5**	**66.096**		**66.096**
Obrero	2	3		5	66.096		66.096
Personal Contratado	**33**	**27**		**60**	**849.276**		**849.276**
Profesional y Técnico	20	17		37	498.870		498.870
Personal Administrativo	13	10		23	350.406		350.406
TOTAL	124	100		224	3.952.236		3.952.236

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	142.873.089
4.02	Materiales, suministros y mercancías	4.865.806
4.03	Servicios no personales	8.131.500
4.04	Activos reales	1.366.354
4.07	Transferencias y donaciones	144.600.000
4.08	Otros gastos	774.451
	TOTAL	**302.611.200**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**301.836.749**
TRANSFERENCIAS Y DONACIONES CORRIENTES	301.836.749
Del sector público	301.836.749
Transferencias corrientes internas recibidas del sector público	301.836.749
De la República	301.836.749
Recursos Ordinarios	301.836.749
B. GASTOS CORRIENTES	**301.244.846**
GASTOS DE CONSUMO	156.644.846
Remuneraciones	142.873.089
Sueldos, salarios y otras retribuciones	142.873.089
Compra de Bienes y servicios	12.997.306
Bienes de consumo	4.865.806
Servicios no personales	8.131.500
Depreciación y amortización	774.451
TRANSFERENCIAS Y DONACIONES CORRIENTES	144.600.000
Al sector privado	144.600.000
Transferencias corrientes al sector privado	144.600.000
Directas a personas	144.600.000
Otras transferencias directas a personas	144.600.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**591.903**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.366.354**
RECURSOS PROPIOS DE CAPITAL	1.366.354
Ahorro/ Desahorro en Cuenta Corriente	591.903
Incremento de la depreciación y amortización acumuladas	774.451
B. GASTOS DE CAPITAL	**1.366.354**
INVERSIÓN REAL DIRECTA	1.366.354
Formación Bruta de Capital Fijo	1.366.354
Maquinaria, equipos y otros bienes muebles	1.366.354
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0477

Fundación Colombeia

FUNDACIÓN COLOMBEIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En virtud de aprovechar al máximo los recursos públicos asignados y lograr la optima utilización de los mismos, la Política Presupuestaria de la Fundación Colombeia para el ejercicio económico financiero 2010, estará orientada hacia los principios de calidad, disciplina, eficiencia y productividad del gasto vinculados a las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, incrementando la racionalización y eficiencia del mismo, a fin de alcanzar la democratización de la educación según el Marco Político Institucional emanado del Ministerio del Poder Popular para la Educación, a fin de profundizar la universalización de la educación bolivariana como estrategia institucional, mediante la transmisión en sus señales televisiva y radial de una variedad de contenidos audiovisuales de carácter educativo, cultural e informativo en forma atractiva, amena, recreativa y dinámica, que muestre una diversidad de temas de actualidad, históricos, culturales y sociales, bajo un enfoque socializador e integrador con valores socialistas, así como la promoción de espacios de participación de los ciudadanos y ciudadanas, lo cual constituye el rol de la Fundación como factor de apoyo en el impulso del Socialismo Bolivariano.

El producto medular generado por la Fundación Colombeia, lo conforman:

Producción y difusión de programas audiovisuales de carácter educativo, cultural e informativo así como la incorporación y difusión de contenidos de la misma índole generados por productores nacionales independientes, conforme a las necesidades de formación del pueblo venezolano, dentro de los planes estratégicos del Ejecutivo Nacional y a su vez establecer convenios con otros Organismos Públicos para la producción de este tipo de audiovisuales, en función de fortalecer y promover valores ciudadanos.

Incorporación de 550 centros educativos a través de la difusión y transmisión de la Señal Colombeia beneficiando a 182.075 ciudadanos y ciudadanas.

Instalación y habilitación de emisoras de radio educativas a nivel nacional, que formaran parte de espacios de discusión y reflexión para fortalecer el sistema educativo venezolano enmarcados en criterios y valores socialistas.

Presupuesto de Ingresos y Fuentes Financieras y Presupuesto de Gastos y Aplicaciones Financieras

Para cumplir con este cometido en el Ejercicio Fiscal 2010, el presupuesto de ingresos y fuentes financieras de la Fundación Colombeia, se sitúa en Bs. 54.240.832 discriminados en: transferencias para financiar gastos corrientes del sector público por Bs. 51.610.985 y Bs. 2.629.847 de depreciación y el presupuesto de gastos y aplicaciones financieras asciende a Bs. 54.240.832, distribuidos en: gastos de consumo por Bs. 42.619.043; gastos de capital Bs. 10.532.387 y aplicaciones financieras por Bs. 1.089.402 (disminución de pasivos).

Los resultados económicos y financieros indica un ahorro por Bs. 8.991.942 y un superávit por Bs. 1.089.402 en la cuenta capital que será aplicado a la disminución de pasivos financieros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
RECURSOS	**51.610.985**
INGRESOS	**51.610.985**
INGRESOS CORRIENTES ORDINARIOS	51.610.985
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.610.985
Del sector público	51.610.985
Transferencias corrientes internas recibidas del sector público	51.610.985
De la República	51.610.985
INGRESOS DE CAPITAL	**2.629.847**
RECURSOS PROPIOS DE CAPITAL	**2.629.847**
Incremento de la depreciación y amortización acumuladas	2.629.847
TOTAL RECURSOS	**54.240.832**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
EGRESOS	**42.619.043**
GASTOS	**42.619.043**
GASTOS CORRIENTES	42.619.043
GASTOS DE CONSUMO	42.574.043
Remuneraciones	23.325.897
Sueldos, salarios y otras retribuciones	4.444.974
Beneficios y complementos de sueldos y salarios	6.549.600
Aportes patronales	1.059.283
Prestaciones sociales y otras indemnizaciones	3.711.475
Asistencia socioeconómica	3.963.808
Otros gastos de personal	3.596.757
Compra de Bienes y servicios	16.618.299
Bienes de consumo	3.118.367
Servicios no personales	13.499.932
Depreciación y amortización	2.629.847
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.000
Al sector privado	25.000
Donaciones corrientes al sector privado	25.000
Donaciones a personas	25.000
Al sector público	20.000
Transferencias corrientes al sector público	20.000
A los entes descentralizados sin fines empresariales para sus gastos	20.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**10.532.387**
INVERSION REAL DIRECTA	**10.532.387**
Formación Bruta de Capital Fijo	10.243.881
Edificios e instalaciones	2.320.748
Maquinaria, equipos y otros bienes muebles	7.923.133
Bienes intangibles	288.506
APLICACIONES FINANCIERAS	**1.089.402**
DISMINUCION DE PASIVOS	**1.089.402**
Disminución de cuentas y efectos por pagar	1.089.402
Disminución de cuentas y efectos por pagar a corto plazo	1.089.402
Disminución de sueldos, salarios y otras remuneraciones por pagar	427.302
Disminución de aportes patronales y retenciones laborales por pagar	362.100
Disminución cuentas por pagar a proveedores a corto plazo	300.000
TOTAL GASTOS	**54.240.832**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106332	Producción y difusión de contenidos audiovisuales y radiofónicos de carácter educativo, cultural e informativo.	Audiovisual			1.598		33.233.991		1.090.660	34.324.651
	TOTAL						**33.233.991**		**1.090.660**	**34.324.651**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		10.813.252			10.813.252
02	Gestión Administrativa		7.563.742		1.539.187	9.102.929
	TOTAL		**18.376.994**		**1.539.187**	**19.916.181**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**55**	**64**	**83**	**202**	**3.934.118**	**73.800**	**4.007.918**
Directivo	6	4	2	12	397.155	15.000	412.155
Profesional y Técnico	45	55	75	175	3.314.641	49.800	3.364.441
Personal Administrativo	4	5	6	15	222.322	9.000	231.322
Personal Contratado	**2**	**4**	**4**	**10**	**392.856**		**392.856**
Profesional y Técnico	2	4	4	10	392.856		392.856
TOTAL	**57**	**68**	**87**	**212**	**4.326.974**	**73.800**	**4.400.774**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	23.325.897
4.02	Materiales, suministros y mercancías	3.118.367
4.03	Servicios no personales	13.499.932
4.04	Activos reales	10.532.387
4.07	Transferencias y donaciones	45.000
4.08	Otros gastos	2.629.847
4.11	Disminución de pasivos	1.089.402
	TOTAL	**54.240.832**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**51.610.985**
TRANSFERENCIAS Y DONACIONES CORRIENTES	51.610.985
Del sector público	51.610.985
Transferencias corrientes internas recibidas del sector público	51.610.985
De la República	51.610.985
Recursos Ordinarios	51.610.985
B. GASTOS CORRIENTES	**42.619.043**
GASTOS DE CONSUMO	42.574.043
Remuneraciones	23.325.897
Sueldos, salarios y otras retribuciones	4.444.974
Beneficios y complementos de sueldos y salarios	6.549.600
Aportes patronales	1.059.283
Prestaciones sociales y otras indemnizaciones	3.711.475
Asistencia socioeconómica	3.963.808
Otros gastos de personal	3.596.757
Compra de Bienes y servicios	16.618.299
Bienes de consumo	3.118.367
Servicios no personales	13.499.932
Depreciación y amortización	2.629.847
TRANSFERENCIAS Y DONACIONES CORRIENTES	45.000
Al sector privado	25.000
Donaciones corrientes al sector privado	25.000
Donaciones a personas	25.000
Al sector público	20.000
Transferencias corrientes al sector público	20.000
A los entes descentralizados sin fines empresariales para sus gastos	20.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**8.991.942**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**11.621.789**
RECURSOS PROPIOS DE CAPITAL	11.621.789
Ahorro/ Desahorro en Cuenta Corriente	8.991.942
Incremento de la depreciación y amortización acumuladas	2.629.847
B. GASTOS DE CAPITAL	**10.532.387**
INVERSIÓN REAL DIRECTA	10.532.387
Formación Bruta de Capital Fijo	10.243.881
Edificios e instalaciones	2.320.748
Maquinaria, equipos y otros bienes muebles	7.923.133
Bienes intangibles	288.506
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.089.402**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.089.402**
SUPERÁVIT FINANCIERO	1.089.402
B. APLICACIONES FINANCIERAS	**1.089.402**
DISMINUCION DE PASIVOS	1.089.402
Disminución de cuentas y efectos por pagar	1.089.402
Disminución de cuentas y efectos por pagar a corto plazo	1.089.402
Disminución de sueldos, salarios y otras remuneraciones por pagar	427.302
Disminución de aportes patronales y retenciones laborales por pagar	362.100
Disminución cuentas por pagar a proveedores a corto plazo	300.000

A0484
Fundación Nacional
El Niño Simón

FUNDACIÓN NACIONAL EL NIÑO SIMÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Presupuesto de Ingresos y Gastos 2010, de la Fundación Nacional "El Niño Simón" alcanza la cantidad de Bs. 351.668.883, cuya conformación muestra que el 78% está destinado a la ejecución de los proyecto y el restante 22% a las acciones centralizadas.

En cuanto a los proyectos es importante señalar que se da continuidad a los del año 2009 lo que permite el cumplimiento de la Misión institucional de la Fundación, destacando la incorporación de un nuevo proyecto denominado "Atención Integral a niñas, niños de los centros educativos de la Fundación Nacional "El Niño Simón".

Las fuentes de financiamiento para la ejecución de los proyectos previstos para este ejercicio económico financiero provienen básicamente de los Recursos Ordinarios asignados por el Ejecutivo Nacional a través del Ministerio del Poder Popular para la Educación Organismo de Adscripción, Bs. 283.570.538 y Bs. 44.190.000 por Recursos Propios (ingresos de la propiedad), así como una disminución de caja y banco, Bs. 23.003.545 y el incremento de la depreciación, Bs. 904.800.

Es importante resaltar que la Fundación Nacional "EL Niño Simón" se encuentra en un proceso de transformación profunda por lo que se realizan grandes esfuerzos en brindar una atención de calidad a los niños, niñas y adolescentes de nuestra República.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**327.760.538**
INGRESOS DE LA PROPIEDAD	44.190.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	44.190.000
Alquileres	44.190.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	283.570.538
Del sector público	283.570.538
Transferencias corrientes internas recibidas del sector público	283.570.538
De la República	283.570.538
INGRESOS DE CAPITAL	**904.800**
RECURSOS PROPIOS DE CAPITAL	**904.800**
Incremento de la depreciación y amortización acumuladas	904.800

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
FUENTES DE FINANCIAMIENTO	**23.003.545**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**23.003.545**
Disminución de otros activos financieros	23.003.545
Disminución de disponibilidades	23.003.545
Disminución de Bancos	23.003.545
TOTAL RECURSOS	**351.668.883**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**322.587.883**
GASTOS DE CONSUMO	298.807.884
Remuneraciones	232.758.742
Sueldos, salarios y otras retribuciones	74.458.618
Beneficios y complementos de sueldos y salarios	99.529.112
Aportes patronales	10.690.776
Prestaciones sociales y otras indemnizaciones	20.519.097
Asistencia socioeconómica	27.561.139
Compra de Bienes y servicios	65.144.342
Bienes de consumo	34.974.739
Servicios no personales	30.169.603
Depreciación y amortización	904.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.779.999
Al sector privado	10.567.619
Transferencias corrientes al sector privado	2.587.619
Directas a personas	2.587.619
Pensiones y otros beneficios asociados	649.679
Jubilaciones y otros beneficios asociados	1.937.940
Donaciones corrientes al sector privado	7.980.000
Donaciones a personas	7.980.000
Al sector público	13.212.380
Donaciones corrientes al sector público	13.212.380
A la República	13.212.380

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**26.161.000**
INVERSIÓN REAL DIRECTA	**26.161.000**
Formación Bruta de Capital Fijo	26.161.000
Maquinaria, equipos y otros bienes muebles	26.161.000
APLICACIONES FINANCIERAS	**2.920.000**
DISMINUCIÓN DE PASIVOS	**2.920.000**
Disminución de cuentas y efectos por pagar	2.600.000
Disminución de cuentas y efectos por pagar a corto plazo	2.600.000
Disminución cuentas por pagar a proveedores a corto plazo	2.600.000
Disminución de otros pasivos a corto plazo	320.000
TOTAL GASTOS	**351.668.883**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106550	Atención integral a niñas, niños y adolescentes, a través de los Centros de Atención Integral de las Fundaciones Regionales "El Niño Simón".	Persona Atendida			35.344		87.901.118			87.901.118
106569	Programa Nacional Simón Rodríguez: Implementación de las actividades de libre desarrollo en las Escuelas Bolivarianas.	Escuela			20	343.685	84.002.813			84.346.498
106594	Ampliación, adecuación y dotación de Centros de Educación Integral para niños, niñas y jóvenes.	Centro			12	26.063.992				26.063.992
106595	Atención integral de niñas y niños de los centros educativos de la Fundación Nacional "El Niño Simón"	Niño Atendido	3.431	2.996	6.427	12.630.000	62.311.594			74.941.594
	TOTAL					**39.037.677**	**234.215.525**			**273.253.202**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		46.767.394			46.767.394
02	Gestión Administrativa	28.155.868			904.800	29.060.668
03	Previsión y Protección Social		2.587.619			2.587.619
	TOTAL	**28.155.868**	**49.355.013**		**904.800**	**78.415.681**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.561**	**320**	**58**	**1.939**	**38.699.983**	**4.428.157**	**43.128.140**
Directivo	61	13	28	102	4.856.198	467.083	5.323.281
Profesional y Técnico	33	10	22	65	1.686.890	162.250	1.849.140
Personal Administrativo	116	27		143	1.942.479	186.833	2:129.312
Personal Docente	977	73		1.050	22.849.689	2.197.748	25.047.437
Personal Médico	13	2		15	460.061	44.250	504.311
Obrero	361	195	8	564	6.904.666	1.369.993	8.274.659
Personal Fijo a Tiempo Parcial	**7**			**7**	**144.619**		**144.619**
Profesional y Técnico	6			6	138.385		138.385
Obrero	1			1	6.234		6.234
Personal Contratado	**255**	**148**	**1.231**	**1.634**	**32.151.748**		**32.151.748**
Profesional y Técnico	14	5	116	135	3.344.056		3.344.056
Personal Administrativo	74	62	479	615	7.858.532		7.858.532
Personal Docente	148	80	636	864	20.440.543		20.440.543
Personal Médico	19			19	501.609		501.609
Obrero		1		1	7.008		7.008
TOTAL	**1.823**	**468**	**1.289**	**3.580**	**70.996.350**	**4.428.157**	**75.424.507**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**15**	**7**	**22**	**649.679**
Empleados	15	7	22	649.679
Jubilados	**48**	**22**	**70**	**1.937.940**
Empleados	48	22	70	1.937.940
TOTAL	63	29	92	**2.587.619**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	232.758.742
4.02	Materiales, suministros y mercancías	34.974.739
4.03	Servicios no personales	30.169.603
4.04	Activos reales	26.161.000
4.07	Transferencias y donaciones	23.779.999
4.08	Otros gastos	904.800
4.11	Disminución de pasivos	2.920.000
	TOTAL	**351.668.883**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**327.760.538**
TRANSFERENCIAS Y DONACIONES CORRIENTES	283.570.538
Del sector público	283.570.538
Transferencias corrientes internas recibidas del sector público	283.570.538
De la República	283.570.538
Recursos Ordinarios	283.570.538
INGRESOS DE LA PROPIEDAD	44.190.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	44.190.000
Alquileres	44.190.000
B. GASTOS CORRIENTES	**322.587.883**
GASTOS DE CONSUMO	298.807.884
Remuneraciones	232.758.742
Sueldos, salarios y otras retribuciones	74.458.618
Beneficios y complementos de sueldos y salarios	99.529.112
Aportes patronales	10.690.776
Prestaciones sociales y otras indemnizaciones	20.519.097
Asistencia socioeconómica	27.561.139
Compra de Bienes y servicios	65.144.342
Bienes de consumo	34.974.739
Servicios no personales	30.169.603
Depreciación y amortización	904.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.779.999
Al sector privado	10.567.619
Transferencias corrientes al sector privado	2.587.619
Directas a personas	2.587.619
Pensiones y otros beneficios asociados	649.679
Jubilaciones y otros beneficios asociados	1.937.940
Donaciones corrientes al sector privado	7.980.000
Donaciones a personas	7.980.000
Al sector público	13.212.380
Donaciones corrientes al sector público	13.212.380
A la República	13.212.380
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**5.172.655**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**6.077.455**
RECURSOS PROPIOS DE CAPITAL	6.077.455
Ahorro/ Desahorro en Cuenta Corriente	5.172.655
Incremento de la depreciación y amortización acumuladas	904.800
B. GASTOS DE CAPITAL	**26.161.000**
INVERSIÓN REAL DIRECTA	26.161.000
Formación Bruta de Capital Fijo	26.161.000
Maquinaria, equipos y otros bienes muebles	26.161.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(20.083.545)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**23.003.545**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	23.003.545
Disminución de otros activos financieros	23.003.545
Disminución de disponibilidades	23.003.545
Disminución de Bancos	23.003.545
B. APLICACIONES FINANCIERAS	**23.003.545**
DISMINUCION DE PASIVOS	2.920.000
Disminución de cuentas y efectos por pagar	2.600.000
Disminución de cuentas y efectos por pagar a corto plazo	2.600.000
Disminución cuentas por pagar a proveedores a corto plazo	2.600.000
Disminución de otros pasivos	320.000
Disminución de otros pasivos a corto plazo	320.000
DÉFICIT FINANCIERO	20.083.545

A0911
Academia Nacional
de la Ingeniería y el Hábitat

ACADEMIA NACIONAL DE LA INGENIERÍA Y EL HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Academia Nacional de la Ingeniería y el Hábitat fue creada por Decreto Presidencial N° 3231 del 20 de enero de 1999, iniciando sus actividades el mismo mes y año, constituyéndose así como una Corporación de Derecho Público.

Su misión es promover, publicar, difundir y preservar los estudios y proyectos de ingeniería y hábitat, así como estudiar y emitir opinión sobre la situación científica y tecnológica del país, y en particular sobre políticas, planes y programas vinculados a la ingeniería, arquitectura, urbanismo y el hábitat.

La misma ha estimado su presupuesto para el ejercicio fiscal 2010 en setecientos sesenta y ocho mil novecientos noventa y un bolívares (Bs. 768.991) los cuales serán financiados con el Aporte del Ejecutivo Nacional por Bs. 750.591 y Recursos de Capital por Bs. 18.400.

Los recursos antes mencionados serán dirigidos ha satisfacer las necesidades presentadas por el Ente de la siguiente manera: Bs. 750.991 para gastos corrientes y Bs. 61.000 para gastos de capital. Los mismos serán desagregados en Bs. 484.247 para Proyectos y Bs. 284.744 para Acciones Centralizadas.

La Cuenta Ahorro Inversión Financiamiento presenta un Ahorro de Bs. 42.600 en cuenta corriente y un equilibrio en la cuenta de capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**750.591**
TRANSFERENCIAS Y DONACIONES CORRIENTES	750.591
Del sector público	750.591
Transferencias corrientes internas recibidas del sector público	750.591
De la República	750.591
INGRESOS DE CAPITAL	**18.400**
RECURSOS PROPIOS DE CAPITAL	**18.400**
Incremento de la depreciación y amortización acumuladas	18.400
TOTAL RECURSOS	**768.991**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**707.991**
GASTOS DE CONSUMO	702.991
Remuneraciones	313.018
Sueldos, salarios y otras retribuciones	155.816
Beneficios y complementos de sueldos y salarios	92.935
Aportes patronales	14.317
Prestaciones sociales y otras indemnizaciones	24.950
Asistencia socioeconómica	25.000
Compra de Bienes y servicios	371.573
Bienes de consumo	54.300
Servicios no personales	317.273
Depreciación y amortización	18.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.000
Al sector privado	5.000
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
GASTOS DE CAPITAL	**61.000**
INVERSIÓN REAL DIRECTA	**61.000**
Formación Bruta de Capital Fijo	61.000
Maquinaria, equipos y otros bienes muebles	61.000
TOTAL GASTOS	**768.991**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
106481	Promoción y Desarrollo de las Áreas de la Ingeniería y el Hábitat	Evento			25		70.900			70.900
106482	Sistematización del Centro de Documentación e Información de la Academia Nacional de la Ingeniería y el Hábitat	Obra			550		161.921			161.921
106483	Estudios y Publicaciones Técnicas de la Academia Nacional de la Ingeniería y el Hábitat.	Obra			28		251.426			251.426
	TOTAL						**484.247**			**484.247**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		166.071			166.071
02	Gestión Administrativa		100.273		18.400	118.673
	TOTAL		**266.344**		**18.400**	**284.744**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3**	**2**		**5**	**104.016**		**104.016**
Profesional y Técnico	1	1		2	56.400		56.400
Personal Administrativo	2			2	36.000		36.000
Obrero		1		1	11.616		11.616
Personal Contratado		**4**		**4**	**51.800**		**51.800**
Profesional y Técnico		2		2	25.800		25.800
Personal de Investigación		2		2	26.000		26.000
TOTAL	3	6		9	**155.816**		**155.816**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	313.018
4.02	Materiales, suministros y mercancías	54.300
4.03	Servicios no personales	317.273
4.04	Activos reales	61.000
4.07	Transferencias y donaciones	5.000
4.08	Otros gastos	18.400
	TOTAL	**768.991**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**750.591**
TRANSFERENCIAS Y DONACIONES CORRIENTES	750.591
Del sector público	750.591
Transferencias corrientes internas recibidas del sector público	750.591
De la República	750.591
Recursos Ordinarios	750.591
B. GASTOS CORRIENTES	**707.991**
GASTOS DE CONSUMO	702.991
Remuneraciones	313.018
Sueldos, salarios y otras retribuciones	155.816
Beneficios y complementos de sueldos y salarios	92.935
Aportes patronales	14.317
Prestaciones sociales y otras indemnizaciones	24.950
Asistencia socioeconómica	25.000
Compra de Bienes y servicios	371.573
Bienes de consumo	54.300
Servicios no personales	317.273
Depreciación y amortización	18.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.000
Al sector privado	5.000
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**42.600**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**61.000**
RECURSOS PROPIOS DE CAPITAL	61.000
Ahorro/ Desahorro en Cuenta Corriente	42.600
Incremento de la depreciación y amortización acumuladas	18.400
B. GASTOS DE CAPITAL	**61.000**
INVERSIÓN REAL DIRECTA	61.000
Formación Bruta de Capital Fijo	61.000
Maquinaria, equipos y otros bienes muebles	61.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

13

Ministerio del Poder Popular para el Trabajo y Seguridad Social

A0051

Instituto Nacional
de Capacitación y Recreación de los Trabajadores
(INCRET)

INSTITUTO NACIONAL DE CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET) tiene por objeto, según las disposiciones de Ley, incorporar la cultura en seguridad y salud en el trabajo, la recreación, la utilización del tiempo libre, el descanso y el turismo social, como un componente constitutivo de la calidad de vida de los trabajadores (as) y sus familiares.

Política de Financiamiento

El Presupuesto 2010 del Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET), será financiado con recursos provenientes de:

- Aporte del Ejecutivo Nacional Bs. 47.264.738
- Recursos por Actividades Propias Bs. 3.272.861
- Recursos de Capital Bs. 10.010.068
- Disminución de Disponibilidades Bs. 8.215.359

No se provee un significativo incremento en las tarifas de los servicios que presta la Institución.

Política de Gastos y Aplicaciones Financieras

El presupuesto de gasto del Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET) para el Ejercicio Económico Financiero 2010, se ajusta a las líneas estratégicas dictadas por el ciudadano Presidente de la República Bolivariana de Venezuela en cuanto a la racionalidad, austeridad y eficiencia en el gasto. El presupuesto bajo estas premisas se estimó de acuerdo a la siguiente distribución por partidas

- Gasto de personal Bs. 32.423.714
- Materiales y suministros Bs. 3.326.540
- Servicios no personales Bs. 5.089.752
- Activos reales Bs. 10.832.277
- Transferencias y donaciones Bs. 1.080.675
- Otros Gastos: 10.010.068
- Disminución de pasivos Bs. 6.000.000

Con relación a los gastos de personal no se plantean modificaciones sustanciales con respecto al Presupuesto 2009. En cuanto a mantenimiento de la infraestructura que forma parte del patrimonio del Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET), se plantean que las acciones serán realizadas de manera directa por nuestro personal, contratando con empresas o cooperativas especializadas aquellas labores que por su naturaleza requieran niveles mayores de experticia. Con relación a la adquisición de insumos y materiales se dará prioridad a las Empresas Públicas y Empresas de Producción Socialistas (EPS) que garanticen productos de calidad y precios que permitan el cumplimiento de las metas de la Institución.

Cobertura de los Servicios a Prestar

Fomento del turismo social a través de programas turísticos, culturales y recreacionales, reivindicando el disfrute del tiempo libre y de descanso como un derecho inalienable de la clase trabajadora, se estima atender un total de 652.600 trabajadores y trabajadoras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**50.537.599**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.232.047
Venta de servicios	2.232.047
INGRESOS DE LA PROPIEDAD	1.040.814
Intereses	904.667
Intereses internos	904.667
Intereses por depósitos	904.667
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	136.147
Alquileres	136.147
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.264.738
Del sector público	47.264.738
Transferencias corrientes internas recibidas del sector público	47.264.738
De la República	47.264.738
Recursos Ordinarios	47.264.738
INGRESOS DE CAPITAL	**10.010.068**
RECURSOS PROPIOS DE CAPITAL	**10.010.068**
Incremento de la depreciación y amortización acumuladas	10.010.068
FUENTES DE FINANCIAMIENTO	**8.215.359**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**8.215.359**
Disminución de otros activos financieros	8.215.359
Disminución de disponibilidades	8.215.359
Disminución de Bancos	8.215.359
TOTAL RECURSOS	**68.763.026**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**51.930.749**
GASTOS DE CONSUMO	50.850.074
Remuneraciones	32.423.714
Sueldos, salarios y otras retribuciones	6.653.310
Beneficios y complementos de sueldos y salarios	11.858.492
Aportes patronales	1.412.012
Prestaciones sociales y otras indemnizaciones	2.978.504
Asistencia socioeconómica	9.146.996
Otros gastos de personal	374.400
Compra de Bienes y servicios	8.416.292
Bienes de consumo	3.326.540
Servicios no personales	5.089.752
Depreciación y amortización	10.010.068
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.080.675
Al sector privado	1.080.675
Transferencias corrientes al sector privado	1.080.675
Directas a personas	1.080.675
Pensiones y otros beneficios asociados	438.836
Jubilaciones y otros beneficios asociados	641.839
GASTOS DE CAPITAL	**10.832.277**
INVERSIÓN REAL DIRECTA	**10.832.277**
Formación Bruta de Capital Fijo	10.832.277
Edificios e instalaciones	7.967.230
Maquinaria, equipos y otros bienes muebles	2.865.047

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**6.000.000**
DISMINUCIÓN DE PASIVOS	**6.000.000**
Disminución de cuentas y efectos por pagar	5.820.000
Disminución de cuentas y efectos por pagar a corto plazo	5.820.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	350.000
Disminución de aportes patronales y retenciones laborales por pagar	396.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
Disminución cuentas por pagar a contratistas a corto plazo	4.874.000
Disminución de provisiones	150.000
Disminución de provisiones para despidos	150.000
Disminución de fondos de terceros	30.000
Disminución de depósitos recibidos en garantía	30.000
TOTAL GASTOS	**68.763.026**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107568	Creación del I Plan Nacional de Reimpulso de la Recreación Socio-Laboral 2010.	Persona Atendida			652.600		10.297.519			10.297.519
107659	Rehabilitación, Recuperación, Mantenimiento, Seguridad y Dotación de las Instalaciones Turísticas, Culturales y Recreativas que Conforman el Patrimonio del INCRET.	Obra			14	3.557.244	22.703.798			26.261.042
	TOTAL					3.557.244	33.001.317			36.558.561

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		13.182.746			13.182.746
02	Gestión Administrativa	17.941.044				17.941.044
03	Previsión y Protección Social		1.080.675			1.080.675
	TOTAL	**17.941.044**	**14.263.421**			**32.204.465**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**138**	**166**	**43**	**347**	**4.413.354**	**1.622.003**	**6.035.357**
Directivo	7	4		11	185.544		185.544
Profesional y Técnico	24	20	7	51	891.534	310.731	1.202.265
Personal Administrativo	29	6	6	41	480.750	173.389	654.139
Obrero	78	136	30	244	2.855.526	1.137.883	3.993.409
Personal Contratado	**32**	**44**	**15**	**91**	**2.124.002**		**2.124.002**
Directivo	3	11		14	525.523		525.523
Profesional y Técnico	16	9		25	711.439		711.439
Personal Administrativo	12	17		29	611.712		611.712
Obrero	1	7	15	23	275.328		275.328
TOTAL	**170**	**210**	**58**	**438**	**6.537.356**	**1.622.003**	**8.159.359**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**14**	**3**	**17**	**438.836**
Obreros	4	3	7	180.779
Empleados	10		10	258.057
Jubilados	**11**	**10**	**21**	**641.839**
Obreros	5	4	9	241.519
Empleados	6	6	12	400.320
TOTAL	**25**	**13**	**38**	**1.080.675**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	32.423.714
4.02	Materiales, suministros y mercancías	3.326.540
4.03	Servicios no personales	5.089.752
4.04	Activos reales	10.832.277
4.07	Transferencias y donaciones	1.080.675
4.08	Otros gastos	10.010.068
4.11	Disminución de pasivos	6.000.000
	TOTAL	**68.763.026**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**50.537.599**
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.264.738
Del sector público	47.264.738
Transferencias corrientes internas recibidas del sector público	47.264.738
De la República	47.264.738
Recursos Ordinarios	47.264.738
Ingresos por la venta de bienes y servicios de la administración pública	2.232.047
Venta de servicios	2.232.047
INGRESOS DE LA PROPIEDAD	1.040.814
Intereses	904.667
Intereses internos	904.667
Intereses por depósitos	904.667
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	136.147
Alquileres	136.147
B. GASTOS CORRIENTES	**51.930.749**
GASTOS DE CONSUMO	50.850.074
Remuneraciones	32.423.714
Sueldos, salarios y otras retribuciones	6.653.310
Beneficios y complementos de sueldos y salarios	11.858.492
Aportes patronales	1.412.012
Prestaciones sociales y otras indemnizaciones	2.978.504
Asistencia socioeconómica	9.146.996
Otros gastos de personal	374.400
Compra de Bienes y servicios	8.416.292
Bienes de consumo	3.326.540
Servicios no personales	5.089.752
Depreciación y amortización	10.010.068
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.080.675
Al sector privado	1.080.675
Transferencias corrientes al sector privado	1.080.675
Directas a personas	1.080.675
Pensiones y otros beneficios asociados	438.836
Jubilaciones y otros beneficios asociados	641.839
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.393.150)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**8.616.918**
RECURSOS PROPIOS DE CAPITAL	8.616.918
Ahorro/ Desahorro en Cuenta Corriente	(1.393.150)
Incremento de la depreciación y amortización acumuladas	10.010.068
B. GASTOS DE CAPITAL	**10.832.277**
INVERSIÓN REAL DIRECTA	10.832.277
Formación Bruta de Capital Fijo	10.832.277
Edificios e instalaciones	7.967.230
Maquinaria, equipos y otros bienes muebles	2.865.047
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.215.359)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**8.215.359**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.215.359
Disminución de otros activos financieros	8.215.359
Disminución de disponibilidades	8.215.359
Disminución de Bancos	8.215.359
B. APLICACIONES FINANCIERAS	**8.215.359**
DISMINUCIÓN DE PASIVOS	6.000.000
Disminución de cuentas y efectos por pagar	5.820.000
Disminución de cuentas y efectos por pagar a corto plazo	5.820.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	350.000
Disminución de aportes patronales y retenciones laborales por pagar	396.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
Disminución cuentas por pagar a contratistas a corto plazo	4.874.000
Disminución de otros pasivos	180.000
Disminución de provisiones y reservas técnicas	150.000
Disminución de provisiones	150.000
Disminución de provisiones para despidos	150.000
Disminución de fondos de terceros	30.000
Disminución de depósitos recibidos en garantía	30.000
DÉFICIT FINANCIERO	2.215.359

A0055

Instituto Venezolano
de los Seguros Sociales
(IVSS)

INSTITUTO VENEZOLANO DE LOS SEGUROS SOCIALES (IVSS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

POLÍTICA DE FINANCIAMIENTO

El Presupuesto del Instituto Venezolano de los Seguros Sociales tiene como fuentes de financiamiento:

- Los aportes del Ejecutivo Nacional
- Los ingresos propios generados por concepto de recaudación.
- Otros (Incremento de pasivos).

El aporte del Ejecutivo Nacional se sitúa para el Ejercicio Económico Financiero 2010 en Bs. 11.009.120.798; el cual está destinado a cubrir la ejecución de los Proyectos formulados por el IVSS, así como los gastos correspondientes a las Acciones Centralizadas, con la finalidad de atender los requerimientos de la población en materia de seguridad social y atención médica integral enmarcado dentro de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

La distribución del aporte del ejecutivo se desglosa de la siguiente manera:

- **Proyecto: Mejoramiento en el Otorgamiento de las Prestaciones Dinerarias a Largo y Corto Plazo e Incorporación Progresiva de Ciudadanos y Ciudadanas al Sistema de Seguridad Social**; el cual tiene un monto asignado de Bs. 9.402.738.640, contemplando para el 2010 el pago de 1.388.436 pensionados, en donde se contempla la inclusión de 144.000 ciudadanos (as) al sistema de pensiones por las diferentes contingencias (vejez, incapacidad, invalidez, sobrevivencia y convenios bilaterales); así como continuar con la cancelación de las pensiones de los ciudadanos excluidos de las políticas sociales y del sistema de seguridad social, tales como, adulto mayor y amas de casa, que alcanza a un total de 117.562 beneficiarios, lo cual tiene un costo de Bs. 872.199.917, lo que representa un 8% de los recursos asignados, garantizando la protección a los ciudadanos (as) más vulnerables de la población, acorde con los principios de la democracia participativa y revolucionaria.

- **Proyecto: Fortalecimiento del Servicio de Asistencia Médica Integral de Manera Universal, Solidaria y Gratuita**; se le asignan Bs. 798.293.791, el cual está destinado a la atención médica integral a los pacientes ambulatorios y hospitales adscritos al IVSS; así como la formación de profesionales requeridos en los diferentes centros asistencias en el área de fisioterapia y terapia ocupacional.

Los ingresos propios son generados por los niveles de recaudación, que se obtienen por las cotizaciones provenientes de las empresas y trabajadores (as) del sector público y privado, y la recaudación por morosidad, provenientes de interés por recargo a las empresas morosas con la Institución, así como las multas establecidas a los empleadores (as) que incumplan con la Ley del Seguro Social.

Estos ingresos están estimados en Bs. 5.643.713.708, tomando como referencia el comportamiento que ha tenido la recaudación en los últimos años, por la aplicación de una política agresiva de fiscalización y cobranza desarrollada por el I.V.S.S, que será intensificada en éste ejercicio, con la puesta en funcionamiento de la Dirección General de Fiscalización.

Estos Ingresos Propios se destinarán a atender:

- **Proyecto**: **Mejoramiento en el Otorgamiento de las Prestaciones Dinerarias a Largo y Corto Plazo e Incorporación Progresiva de Ciudadanos y Ciudadanas al Sistema de Seguridad Social**; con el objetivo de afiliar nuevas empresas y trabajadores así como intensificar las fiscalizaciones a los empleadores y empleadoras; igualmente, otorgar las prestaciones dinerarias por indemnizaciones diarias y pérdida involuntaria del empleo Bs. 552.223.010

- **Proyecto: Fortalecimiento del Servicio de Asistencia Médica Integral de Manera Universal, Solidaria y Gratuita**; a fin de garantizar la asistencia médica integral a través de los 62 ambulatorios, 36 hospitales y el Colegio de Rehabilitación May Hamilton; cumplir con los programas de entrega de medicamentos a pacientes con patologías de alto costo, diálisis y atención médica especializada (geriátricas, psiquiátricas, custodiables, HIV y educación especial por discapacidades físicas, cognitivas, visuales y auditivas); asimismo, mantener, mejorar y equipar los centros asistenciales a nivel nacional Bs. 4.698.902.529.

Así mismo, se obtendrá un déficit de Bs. 1.094.491.394, el cual corresponde a la diferencia entre el monto total del presupuesto menos el aporte del ejecutivo y los ingresos propios.

POLÍTICA DE GASTOS

La política presupuestaria se perfila bajo una estructura de presupuesto deficitario entre los ingresos y los gastos requeridos para el desarrollo de las Acciones Centralizadas y de los Proyectos.

El total para el año 2010 está previsto en Bs. 17.747.325.898; distribuido por partidas, de la siguiente manera:

Cód	Partidas	Monto
4.01	Gastos de Personal	2.615.997.290
4.02	Materiales Suministros y Mercancías	3.095.201.392
4.03	Servicios no Personales	1.201.873.018
4.04	Activos Reales	423.039.603
4.07	Transferencias y Donaciones	10.411.214.595
	Total Presupuesto 2010	**17.747.325.898**

Los recursos destinados a las Acciones Centralizadas alcanzan el monto de Bs. 1.200.676.536 que representan el 7% del presupuesto total, distribuido de la siguiente forma:

Acciones Centralizadas	Monto
Acción 01: Dirección y Coordinación de los Gastos de los Trabajadores	226.240.579
Acción 02: Gestión Administrativa	392.588.169
Acción 03: Previsión y Protección Social	581.847.788
Total Acciones Centralizadas Año 2010	**1.200.676.536**

Los recursos destinados a los Proyectos determinados en la estructura presupuestaria, alcanzan la cantidad de Bs. 16.546.649.362 que representan el 93% del presupuesto total; quedando distribuidos de la siguiente manera:

Proyectos	Monto
PROYECTO: Mejoramiento en el Otorgamiento de las Prestaciones Dinerarias a Largo y Corto Plazo e Incorporación Progresiva de Ciudadanos y Ciudadanas al Sistema de Seguridad Social	9.954.961.650
PROYECTO: Fortalecimiento del Servicio de Asistencia Médica Integral de Manera Universal, Solidaria y Gratuita.	6.591.687.712
Total Proyectos año 2010	**16.546.649.362**

De acuerdo a lo antes señalado, se observa que la mayoría de los recursos están orientados al cumplimiento de los objetivos medulares de la Institución; como son: avanzar hacia la seguridad social y la prestación de los servicios de salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**16.652.834.506**
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.652.834.506
Del sector Privado	5.643.713.708
Transferencias corrientes internas recibidas del sector privado	5.643.713.708
De empresas privadas	5.643.713.708
Del sector público	11.009.120.798
Transferencias corrientes internas recibidas del sector público	11.009.120.798
De la República	11.009.120.798
Recursos Ordinarios	8.395.120.798
Gestión Fiscal	2.614.000.000
FUENTES DE FINANCIAMIENTO	**1.094.491.392**
INCREMENTO DE PASIVOS	**1.094.491.392**
Incremento de cuentas y efectos por pagar	1.094.491.392
Incremento cuentas y efectos por pagar a mediano y largo plazo	1.094.491.392
Incremento cuentas por pagar a proveedores a mediano y largo plazo	1.094.491.392
TOTAL RECURSOS	**17.747.325.898**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.324.286.295**
GASTOS DE CONSUMO	6.913.071.700
Remuneraciones	2.615.997.290
Sueldos, salarios y otras retribuciones	2.615.997.290
Compra de Bienes y servicios	4.297.074.410
Bienes de consumo	3.095.201.392
Servicios no personales	1.201.873.018
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.411.214.595
Al sector privado	10.411.214.595
Transferencias corrientes al sector privado	10.411.214.595
Directas a personas	10.411.214.595
Jubilaciones y otros beneficios asociados	10.411.214.595
GASTOS DE CAPITAL	**423.039.603**
INVERSION REAL DIRECTA	**423.039.603**
Formación Bruta de Capital Fijo	422.245.891
Maquinaria, equipos y otros bienes muebles	201.480.710
Construcciones de bienes de dominio privado	220.765.181
Bienes intangibles	793.712
TOTAL GASTOS	**17.747.325.898**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	CONCEPTO	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107204	Mejoramiento en el Otorgamiento de las Prestaciones Dinerarias a Largo y Corto Plazo e Incorporación Progresiva de Ciudadanos y Ciudadanas al Sistema de Seguridad Social	Beneficiario	1.610.763	1.280.906	2.891.669	552.223.010	9.402.738.640			9.954.961.650
107258	Fortalecimiento del Servicio de Asistencia Médica Integral de Manera Universal, Solidaria y Gratuita.	Beneficiario	2.290.548	2.304.286	4.594.834	4.698.902.529	798.293.791		1.094.491.392	6.591.687.712
	TOTAL					5.251.125.539	10.201.032.431		1.094.491.392	16.546.649.362

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		226.240.579			226.240.579
02	Gestión Administrativa	392.588.169				392.588.169
03	Previsión y Protección Social		581.847.788			581.847.788
	TOTAL	**392.588.169**	**808.088.367**			**1.200.676.536**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**35.368**	**11.550**	**6.460**	**53.378**	**699.387.879**	**25.978.957**	**725.366.836**
Directivo	205	161	193	559	11.082.450		11.082.450
Profesional y Técnico	15.100	2.284	1.980	19.364	289.237.705	17.287.216	306.524.921
Personal Administrativo	7.808	2.051	1.377	11.236	96.437.801	6.314.101	102.751.902
Personal Médico	4.713	2.985	1.586	9.284	194.593.831		194.593.831
Obrero	7.542	4.069	1.324	12.935	108.036.092	2.377.640	110.413.732
Personal Contratado	**1.002**	**626**		**1.628**	**24.958.694**		**24.958.694**
Profesional y Técnico	99	85		184	301.819		301.819
Personal Administrativo	880	523		1.403	23.563.816		23.563.816
Personal Médico	23	18		41	1.093.059		1.093.059
TOTAL	**36.370**	**12.176**	**6.460**	**55.006**	**724.346.573**	**25.978.957**	**750.325.530**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1.639**	**546**	**2.185**	**32.003.280**
Empleado	1.639	546	2.185	32.003.280
Jubilados	**19.354**	**5.838**	**25.192**	**549.844.509**
Médico	2.980	1.130	4.110	73.333.251
Obrero	7.920	2.594	10.514	230.475.928
Empleado	8.454	2.114	10.568	246.035.330
TOTAL	**20.993**	**6.384**	**27.377**	**581.847.789**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.615.997.290
4.02	Materiales, suministros y mercancías	3.095.201.392
4.03	Servicios no personales	1.201.873.018
4.04	Activos reales	423.039.603
4.07	Transferencias y donaciones	10.411.214.595
	TOTAL	**17.747.325.898**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**16.652.834.506**
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.652.834.506
Del sector Privado	5.643.713.708
Transferencias corrientes internas recibidas del sector privado	5.643.713.708
De empresas privadas	5.643.713.708
Del sector público	11.009.120.798
Transferencias corrientes internas recibidas del sector público	11.009.120.798
De la República	11.009.120.798
Recursos Ordinarios	8.395.120.798
Gestión Fiscal	2.614.000.000
B. GASTOS CORRIENTES	**17.324.286.295**
GASTOS DE CONSUMO	6.913.071.700
Remuneraciones	2.615.997.290
Sueldos, salarios y otras retribuciones	2.615.997.290
Compra de Bienes y servicios	4.297.074.410
Bienes de consumo	3.095.201.392
Servicios no personales	1.201.873.018
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.411.214.595
Al sector privado	10.411.214.595
Transferencias corrientes al sector privado	10.411.214.595
Directas a personas	10.411.214.595
Jubilaciones y otros beneficios asociados	10.411.214.595
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(671.451.789)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(671.451.789)**
RECURSOS PROPIOS DE CAPITAL	(671.451.789)
Ahorro/ Desahorro en Cuenta Corriente	(671.451.789)
B. GASTOS DE CAPITAL	**423.039.603**
INVERSIÓN REAL DIRECTA	423.039.603
Formación Bruta de Capital Fijo	422.245.891
Maquinaria, equipos y otros bienes muebles	201.480.710
Construcciones de bienes de dominio privado	220.765.181
Bienes intangibles	793.712
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.094.491.392)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.094.491.392**
INCREMENTO DE PASIVOS	1.094.491.392
Incremento de cuentas y efectos por pagar	1.094.491.392
Incremento de cuentas y efectos por pagar a corto plazo	1.094.491.392
Incremento cuentas por pagar a proveedores a corto plazo	1.094.491.392
B. APLICACIONES FINANCIERAS	**1.094.491.392**
DÉFICIT FINANCIERO	1.094.491.392

A0176
Instituto Nacional
de Prevención, Salud y Seguridad Laborales
(INPSASEL)

INSTITUTO NACIONAL DE PREVENCIÓN, SALUD Y SEGURIDAD LABORALES (INPSASEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El INPSASEL como institución gestora de la política en seguridad y salud en el trabajo continúa el avance hacia la construcción de la cultura de la prevención de riesgos y procesos peligrosos en los centros de trabajo, para defender la vida y la salud de los trabajadores y trabajadoras.

En este sentido, la misión del INPSASEL corresponde a la de una institución encargada de la gestión del régimen prestacional de seguridad y salud en el trabajo. Entre tanto su visión estará orientada a ser un instrumento científico- técnico y político de la clase trabajadora venezolana en su lucha por la dignificación de los trabajadores y trabajadoras de la patria socialista a través de la promoción de la salud de los trabajadores, prevención de accidentes y enfermedades ocupacionales, así como la atención integral del trabajador y control de las condiciones y medio ambiente en los centros de trabajo.

Dentro de éste orden de ideas la política presupuestaría de la institución se desarrolla como se describe a continuación:

En la continuidad de los dos (2) proyectos estratégicos a desarrollar en el año 2010:

- Desarrollo de la Gestión de Seguridad y Salud en el Trabajo a través de la Prevención, Promoción y Atención Integral.
- Mejorar la cobertura y la capacidad de respuesta del INPSASEL, dignificando las condiciones de seguridad y salud de sus trabajadores y trabajadoras.

El monto de las transferencias del Ejecutivo Nacional para el año 2010 es de Bs. 114.670.768, que será distribuido de la siguiente manera:

En la Partida 4.01 "Gastos de Personal" se prevén Bs. 93.755.475, a los fines de financiar los sueldos, salarios, compensaciones, suplencias, primas de profesionalización, complementos de sueldos y salarios (bono vacacional al personal empleado, obrero y contratado), aportes patronales, asistencia socio-económica, prestaciones sociales e indemnizaciones de proyectos y acciones centralizadas, garantizando la disponibilidad en el gasto de personal.

En la Partida 4.02 "Materiales, Suministros y Mercancías" Bs. 4.257.667, a los fines de financiar los gastos básicos de funcionamiento de proyectos y acciones centralizadas, tales como alimentación y bebidas para personas, textiles, prendas de vestir, productos de cuero y caucho, productos de papel cartón e impresos, productos químicos y derivados y otros materiales y suministros.

En la Partida 4.03 " Servicios No personales" Bs. 13.003.174, a los fines de garantizar los servicios básicos de electricidad, agua, teléfono, servicios de comunicaciones, aseo urbano, gastos de seguros y comisiones bancarias, viáticos y pasajes, servicios profesionales y técnicos , comisión para el pago de impuesto al valor agregado (IVA), alquileres de edificios y locales, servicios de información, impresión y relaciones públicas, conservaciones y reparaciones menores de maquinarias y equipos, que garanticen el mantenimiento preventivo y adecuado funcionamiento de las Direcciones de Salud y Seguridad en el Trabajo Regionales (DIRESAT) y Sede Central.

En la Partida 4.04 "Activos Reales" se distribuyen Bs. 3.654.452, a los fines de garantizar los recursos mínimos en cuanto a: reparaciones mayores de equipos de transporte, tracción y elevación, equipos médicos quirúrgicos, equipos de enseñanza, equipos de oficina y otros activos reales.

Los ingresos propios y los ingresos financieros de Bs. 591.000, serán destinados a cubrir parte de activos reales y gastos de depreciación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**115.261.768**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	591.000
Venta de servicios	591.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	114.670.768
Del sector público	114.670.768
Transferencias corrientes internas recibidas del sector público	114.670.768
De la República	114.670.768
Recursos Ordinarios	114.670.768
INGRESOS DE CAPITAL	**609.000**
RECURSOS PROPIOS DE CAPITAL	**609.000**
Incremento de la depreciación y amortización acumuladas	609.000
TOTAL RECURSOS	**115.870.768**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**111.625.316**
GASTOS DE CONSUMO	111.625.316
Remuneraciones	93.755.475
Sueldos, salarios y otras retribuciones	29.013.409
Beneficios y complementos de sueldos y salarios	32.398.173
Aportes patronales	5.544.602
Prestaciones sociales y otras indemnizaciones	8.131.070
Asistencia socioeconómica	17.377.221
Otros gastos de personal	1.291.000
Compra de Bienes y servicios	17.260.841
Bienes de consumo	4.257.667
Servicios no personales	13.003.174
Depreciación y amortización	609.000
GASTOS DE CAPITAL	**4.245.452**
INVERSION REAL DIRECTA	**4.245.452**
Formación Bruta de Capital Fijo	4.245.452
Maquinaria, equipos y otros bienes muebles	4.245.452
TOTAL GASTOS	**115.870.768**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
107729	Desarrollo de la Gestión de Seguridad y Salud en el Trabajo a través de la Prevención, Promoción y Atención Integral.	Empresa			4.000		62.341.102			62.341.102
107841	Mejorar la Cobertura y la Capacidad de Respuesta del INPSASEL Dignificando las Condiciones de Seguridad y Salud de sus Trabajadores y Trabajadoras	Sede Adecuada			2		5.073.890			5.073.890
TOTAL							**67.414.992**			**67.414.992**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	591.000	34.560.493			35.151.493
02	Gestión Administrativa	609.000	12.695.283			13.304.283
	TOTAL	**1.200.000**	**47.255.776**			**48.455.776**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**188**	**125**	**21**	**334**	**5.510.445**		**5.510.445**
Directivo	64	42	2	108	2.522.225		2.522.225
Obrero	124	83	19	226	2.988.220		2.988.220
Personal Contratado	**563**	**375**	**85**	**1.023**	**23.095.307**		**23.095.307**
Profesional y Técnico	415	276	74	765	17.875.768		17.875.768
Personal Administrativo	119	79	5	203	3.441.200		3.441.200
Personal Médico	29	20	6	55	1.778.339		1.778.339
TOTAL	**751**	**500**	**106**	**1.357**	**28.605.752**		**28.605.752**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	93.755.475
4.02	Materiales, suministros y mercancías	4.257.667
4.03	Servicios no personales	13.003.174
4.04	Activos reales	4.245.452
4.08	Otros gastos	609.000
	TOTAL	**115.870.768**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**115.261.768**
TRANSFERENCIAS Y DONACIONES CORRIENTES	114.670.768
Del sector público	114.670.768
Transferencias corrientes internas recibidas del sector público	114.670.768
De la República	114.670.768
Recursos Ordinarios	114.670.768
Ingresos por la venta de bienes y servicios de la administración pública	591.000
Venta de servicios	591.000
B. GASTOS CORRIENTES	**111.625.316**
GASTOS DE CONSUMO	111.625.316
Remuneraciones	93.755.475
Sueldos, salarios y otras retribuciones	29.013.409
Beneficios y complementos de sueldos y salarios	32.398.173
Aportes patronales	5.544.602
Prestaciones sociales y otras indemnizaciones	8.131.070
Asistencia socioeconómica	17.377.221
Otros gastos de personal	1.291.000
Compra de Bienes y servicios	17.260.841
Bienes de consumo	4.257.667
Servicios no personales	13.003.174
Depreciación y amortización	609.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**3.636.452**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**4.245.452**
RECURSOS PROPIOS DE CAPITAL	4.245.452
Ahorro/ Desahorro en Cuenta Corriente	3.636.452
Incremento de la depreciación y amortización acumuladas	609.000
B. GASTOS DE CAPITAL	**4.245.452**
INVERSIÓN REAL DIRECTA	4.245.452
Formación Bruta de Capital Fijo	4.245.452
Maquinaria, equipos y otros bienes muebles	4.245.452
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

17
Ministerio del Poder Popular para el Ambiente

A0052
Instituto Nacional de Parques
(INPARQUES)

INSTITUTO NACIONAL DE PARQUES (INPARQUES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Parques tiene por objetivos la planificación, construcción, ampliación, organización, conservación, preservación y manejo de los parques de recreación, parques nacionales y monumentos naturales.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2010, asciende a la cantidad de Bs. 216.420.101, de los cuales Bs. 125.038.859, se destinarán a la ejecución del proyecto "Manejo del sistema nacional de parques" y Bs. 91.381.242 se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**64.904.552**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	14.904.552
Venta de servicios	14.904.552
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000.000
Del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República	50.000.000
INGRESOS DE CAPITAL	**320.000**
RECURSOS PROPIOS DE CAPITAL	**320.000**
Incremento de la depreciación y amortización acumuladas	320.000
FUENTES DE FINANCIAMIENTO	**151.195.549**
INCREMENTO DE PASIVOS	**151.195.549**
Incremento de cuentas y efectos por pagar	151.195.549
Incremento de cuentas y efectos por pagar a corto plazo	151.195.549
Incremento de sueldos, salarios y otras remuneraciones por pagar	121.162.157
Incremento cuentas por pagar a proveedores a corto plazo	30.033.392
TOTAL RECURSOS	**216.420.101**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**213.157.255**
GASTOS DE CONSUMO	204.792.340
Remuneraciones	164.836.421
Sueldos, salarios y otras retribuciones	27.153.338
Beneficios y complementos de sueldos y salarios	57.813.170
Aportes patronales	6.525.008
Prestaciones sociales y otras indemnizaciones	18.891.636
Asistencia socioeconómica	29.352.700
Otros gastos de personal	25.100.569
Compra de Bienes y servicios	39.635.919
Bienes de consumo	7.753.297
Servicios no personales	31.882.622
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.364.915
Al sector privado	8.364.915
Transferencias corrientes al sector privado	8.364.915
Directas a personas	8.364.915
Jubilaciones y otros beneficios asociados	8.364.915
GASTOS DE CAPITAL	**3.262.846**
INVERSIÓN REAL DIRECTA	**3.262.846**
Formación Bruta de Capital Fijo	3.173.259
Edificios e instalaciones	1.936.312
Maquinaria, equipos y otros bienes muebles	671.947
Construcciones de bienes de dominio público	565.000
Bienes intangibles	89.587
TOTAL GASTOS	**216.420.101**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios.	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106167	Manejo del Sistema Nacional de Parques	Hectárea			1.016.140		30.000.000		95.038.859	125.038.859
TOTAL							**30.000.000**		**95.038.859**	**125.038.859**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	10.000.000	15.000.000		39.600.801	64.600.801
02	Gestión Administrativa	3.000.000	3.000.000		12.415.526	18.415.526
03	Previsión y Protección Social	1.904.552	2.000.000		4.460.363	8.364.915
	TOTAL	**14.904.552**	**20.000.000**		**56.476.690**	**91.381.242**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**466**	**1.193**	**176**	**1.835**	**24.299.618**	**8.220.222**	**32.519.840**
Directivo	42	68		110	1.790.234	176.287	1.966.521
Profesional y Técnico	173	202		375	6.638.076	1.958.001	8.596.077
Personal Administrativo	89	24	42	155	1.918.692	710.155	2.628.847
Obrero	162	899	134	1.195	13.952.616	5.375.779	19.328.395
Personal Contratado	**46**	**49**		**95**	**2.538.192**		**2.538.192**
Directivo	8	8		16	768.000		768.000
Profesional y Técnico	31	33		64	1.594.302		1.594.302
Personal Administrativo	7	8		15	175.890		175.890
TOTAL	**512**	**1.242**	**176**	**1.930**	**26.837.810**	**8.220.222**	**35.058.032**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**28**	**7**	**35**	**440.282**
Empleados	28	7	35	440.282
Jubilados	**64**	**151**	**215**	**3.219.643**
Empleados	64	151	215	3.219.643
TOTAL	**92**	**158**	**250**	**3.659.925**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	164.836.421
4.02	Materiales, suministros y mercancías	7.753.297
4.03	Servicios no personales	31.882.622
4.04	Activos reales	3.262.846
4.07	Transferencias y donaciones	8.364.915
4.08	Otros gastos	320.000
	TOTAL	**216.420.101**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**64.904.552**
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000.000
Del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República	50.000.000
Ministerio del Poder Popular para el Ambiente	50.000.000
Recursos Ordinarios	50.000.000
Ingresos por la venta de bienes y servicios de la administración pública	14.904.552
Venta de servicios	14.904.552
B. GASTOS CORRIENTES	**213.157.255**
GASTOS DE CONSUMO	204.792.340
Remuneraciones	164.836.421
Sueldos, salarios y otras retribuciones	27.153.338
Beneficios y complementos de sueldos y salarios	57.813.170
Aportes patronales	6.525.008
Prestaciones sociales y otras indemnizaciones	18.891.636
Asistencia socioeconómica	29.352.700
Otros gastos de personal	25.100.569
Compra de bienes y servicios	39.635.919
Bienes de consumo	7.753.297
Servicios no personales	31.882.622
Depreciación y amortización	320.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.364.915
Al sector privado	8.364.915
Transferencias corrientes al sector privado	8.364.915
Directas a personas	8.364.915
Jubilaciones y otros beneficios asociados	8.364.915
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(148.252.703)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(147.932.703)**
RECURSOS PROPIOS DE CAPITAL	(147.932.703)
Ahorro/ (Desahorro) en Cuenta Corriente	(148.252.703)
Incremento de la depreciación y amortización acumuladas	320.000
B. GASTOS DE CAPITAL	**3.262.846**
INVERSIÓN REAL DIRECTA	3.262.846
Formación Bruta de Capital Fijo	3.173.259
Edificios e instalaciones	1.936.312
Maquinaria, equipos y otros bienes muebles	671.947
Construcciones de bienes de dominio público	565.000
Bienes intangibles	89.587
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(151.195.549)**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**151.195.549**
INCREMENTO DE PASIVOS	151.195.549
Incremento de cuentas y efectos por pagar	151.195.549
Incremento de cuentas y efectos por pagar a corto plazo	151.195.549
Incremento de sueldos, salarios y otras remuneraciones por pagar	121.162.157
Incremento cuentas por pagar a proveedores a corto plazo	30.033.392
B. APLICACIONES FINANCIERAS	**151.195.549**
DÉFICIT FINANCIERO	151.195.549

A0064

Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DEL LAGO DE MARACAIBO Y SU CUENCA HIDROGRÁFICA (ICLAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el año 2010 el Instituto continuará ejecutando acciones orientadas al Saneamiento Integral del Lago de Maracaibo y su Cuenca Hidrográfica, como norte de las actividades contenidas en su misión, donde juega un rol importante la participación de las comunidades y el enriquecimiento mutuo que de las experiencias compartidas se obtiene.

El Instituto emprenderá las acciones específicas para conocer las particularidades del Sistema Lago-Cuenca, las condiciones de sus ecosistemas, sus dinámicas, potencialidades y limitaciones, lo cual permite la emisión de diagnósticos relativos a los diferentes recursos que hacen vida en este importante ecosistema, así como brindar aporte técnico necesario, referido a la materia ambiental, tanto internamente como a otros institutos y en particular a las comunidades organizadas.

El ICLAM mantiene entre sus principales acciones la actividad de monitorear el Lago (agua, sedimento y biota) y de manera focalizada en las diferentes áreas que comprende a los balnearios, para poder determinar su condición de "aptos o no aptos" como recursos turísticos - recreacionales, para el disfrute de la población. Así mismo este accionar es significativo para definir situaciones propias de la presencia de Lemna en las riberas del Lago, en tanto que, permite prevenir su abundancia y los efectos negativos que causa, en las poblaciones asentadas en las zonas costeras.

Se continuará con la capacitación de grupos de voluntarios y comunidades organizadas (Consejos Comunales), que residen en la cuenca del Lago de Maracaibo, a objeto de desarrollar estrategias comunicacionales y educativas efectivas, orientadas a la sensibilización de la población, sobre el impacto nocivo de la contaminación ambiental y a la formación requerida, para la participación adecuada en la gestión ambiental.

El Presupuesto de Ingresos y Gastos para el ejercicio económico financiero 2010 asciende a Bs. 47.266.344, distribuidos de la siguiente manera: Bs. 26.441.529 para invertir en el Proyecto y Bs. 20.824.815 para las Acciones Centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**17.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.000.000
Del sector público	17.000.000
Transferencias corrientes internas recibidas del sector público	17.000.000
De la República	17.000.000
INGRESOS DE CAPITAL	**5.888**
RECURSOS PROPIOS DE CAPITAL	**5.888**
Incremento de la depreciación y amortización acumuladas	5.888
FUENTES DE FINANCIAMIENTO	**30.260.456**
INCREMENTO DE PASIVOS	**30.260.456**
Incremento de cuentas y efectos por pagar	30.260.456
Incremento de cuentas y efectos por pagar a corto plazo	30.260.456
Incremento de sueldos, salarios y otras remuneraciones por pagar	28.769.973
Incremento de aportes patronales y retenciones laborales por pagar	1.490.483
TOTAL RECURSOS	**47.266.344**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**46.684.976**
GASTOS DE CONSUMO	44.744.824
Remuneraciones	40.550.054
Sueldos, salarios y otras retribuciones	4.967.364
Beneficios y complementos de sueldos y salarios	20.841.318
Aportes patronales	2.081.680
Prestaciones sociales y otras indemnizaciones	4.321.639
Asistencia socioeconómica	8.338.053
Compra de Bienes y servicios	4.188.882
Bienes de consumo	999.535
Servicios no personales	3.189.347
Depreciación y amortización	5.888
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.940.152
Al sector privado	1.710.402
Transferencias corrientes al sector privado	1.710.402
Otras transferencias corrientes internas al sector privado	1.710.402
Al sector público	229.750
Transferencias Corrientes a Consejos Comunales	229.750
GASTOS DE CAPITAL	**581.368**
INVERSIÓN REAL DIRECTA	**581.368**
Formación Bruta de Capital Fijo	581.368
Maquinaria, equipos y otros bienes muebles	581.368
TOTAL GASTOS	**47.266.344**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
101335	Recuperación Integral y Progresiva de los Recursos Naturales del Sistema Lago-Cuenca de Maracaibo	01-01-2009	31-12-2013		26.441.529	64.442.238	162.789.618	253.673.385
TOTAL					**26.441.529**	**64.442.238**	**162.789.618**	**253.673.385**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
101335	Recuperación Integral y Progresiva de los Recursos Naturales del Sistema Lago-Cuenca de Maracaibo	Evaluación			20.343	1.341	7.000.000		19.440.188	26.441.529
TOTAL						**1.341**	**7.000.000**		**19.440.188**	**26.441.529**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.902.144		9.809.787	16.711.931
02	Gestión Administrativa	4.547	2.397.935			2.402.482
03	Previsión y Protección Social		699.921		1.010.481	1.710.402
TOTAL		**4.547**	**10.000.000**		**10.820.268**	**20.824.815**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**125**	**138**		**263**	**4.183.608**	**4.544.076**	**8.727.684**
Directivo	16	16		32	518.484	95.545	614.029
Profesional y Técnico	74	82		156	2.771.328	3.569.635	6.340.963
Personal Administrativo	27	6		33	406.956	378.964	785.920
Obrero	8	34		42	486.840	499.932	986.772
Personal Contratado	**28**	**16**		**44**	**739.956**		**739.956**
Profesional y Técnico	24	14		38	670.908		670.908
Personal Administrativo	4	2		6	69.048		69.048
TOTAL	**153**	**154**		**307**	**4.923.564**	**4.544.076**	**9.467.640**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**4**	**1**	**5**	**262.952**
Obreros	1		1	38.333
Empleados	3	1	4	224.619
Jubilados	**15**	**10**	**25**	**1.447.450**
Obreros		2	2	75.279
Empleados	15	8	23	1.372.171
TOTAL	**19**	**11**	**30**	**1.710.402**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	40.550.054
4.02	Materiales, suministros y mercancías	999.535
4.03	Servicios no personales	3.189.347
4.04	Activos reales	581.368
4.07	Transferencias y donaciones	1.940.152
4.08	Otros gastos	5.888
	TOTAL	**47.266.344**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**17.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.000.000
Del sector público	17.000.000
Transferencias corrientes internas recibidas del sector público	17.000.000
De la República	17.000.000
Ministerio del Poder Popular para el Ambiente	17.000.000
Recursos Ordinarios	17.000.000
B. GASTOS CORRIENTES	**46.684.976**
GASTOS DE CONSUMO	44.744.824
Remuneraciones	40.550.054
Sueldos, salarios y otras retribuciones	4.967.364
Beneficios y complementos de sueldos y salarios	20.841.318
Aportes patronales	2.081.680
Prestaciones sociales y otras indemnizaciones	4.321.639
Asistencia socioeconómica	8.338.053
Compra de Bienes y servicios	4.188.882
Bienes de consumo	999.535
Servicios no personales	3.189.347
Depreciación y amortización	5.888
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.940.152
Al sector privado	1.710.402
Transferencias corrientes al sector privado	1.710.402
Otras transferencias corrientes internas al sector privado	1.710.402
Al sector público	229.750
Transferencias Corrientes a Consejos Comunales	229.750
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(29.684.976)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(29.679.088)**
RECURSOS PROPIOS DE CAPITAL	(29.679.088)
Ahorro/ (Desahorro) en Cuenta Corriente	(29.684.976)
Incremento de la depreciación y amortización acumuladas	5.888
B. GASTOS DE CAPITAL	**581.368**
INVERSIÓN REAL DIRECTA	581.368
Formación Bruta de Capital Fijo	581.368
Maquinaria, equipos y otros bienes muebles	581.368
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(30.260.456)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**30.260.456**
INCREMENTO DE PASIVOS	30.260.456
Incremento de cuentas y efectos por pagar	30.260.456
Incremento de cuentas y efectos por pagar a corto plazo	30.260.456
Incremento de sueldos, salarios y otras remuneraciones por pagar	28.769.973
Incremento de aportes patronales y retenciones laborales por pagar	1.490.483
B. APLICACIONES FINANCIERAS	**30.260.456**
DÉFICIT FINANCIERO	30.260.456

A0069

Servicio Autónomo Servicios Ambientales
del Ministerio del Ambiente y de los Recursos Naturales
(SAMARN)

SERVICIO AUTÓNOMO SERVICIOS AMBIENTALES DEL MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES (SAMARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Presupuesto de Ingresos y Gastos para el año 2010 se ubica en Bs. 187.154.446, de los cuales Bs. 122.605.818 en acciones centralizadas y Bs. 64.548.628 a los proyectos siguientes:

- Manejo Sustentable de los Recursos Naturales de la Cuenca del Río Caroní con recursos para el año 2010 por Bs. 10.315.581, destinados a promover e integrar las acciones institucionales comunitarias, el reconocimiento territorial de los habitantes de las comunidades vulnerables, mejorar los servicios de salud y educación ambiental y promoción para que los productores beneficiarios adopten prácticas productivas sustentables que contribuyan a la recuperación de áreas degradadas y aumento del potencial hidroeléctrico.
- Proyecto Nacional de Gestión y Conservación Ambiental (PRONGECA), cuenta con recursos que ascienden a Bs. 32.303.047 está orientado al desarrollo, mejoramiento y mantenimiento del medio ambiente, estableciendo una relación entre población y medio ambiente a través de tres áreas fundamentales: gestión de la calidad ambiental, manejo y conservación de los recursos naturales y el fortalecimiento institucional.
- Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos, con una asignación por Bs. 21.930.000, orientados hacia una mejor calidad ambiental.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**117.821.783**
INGRESOS NO TRIBUTARIOS	15.621.783
Tasas	15.621.783
INGRESOS DE LA PROPIEDAD	1.800.000
Intereses	1.800.000
Intereses internos	1.800.000
Intereses por depósitos	1.800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000.000
Del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
OTROS INGRESOS	400.000
Diversos Ingresos	400.000
INGRESOS DE CAPITAL	**64.548.628**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**64.548.628**
Transferencias de capital recibidas del sector público	64.548.628
De la República	64.548.628
FUENTES DE FINANCIAMIENTO	**4.784.035**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.784.035**
Disminución de otros activos financieros	4.784.035
Disminución de disponibilidades	4.784.035
Disminución de bancos	4.784.035
TOTAL RECURSOS	**187.154.446**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**120.922.918**
GASTOS DE CONSUMO	20.622.818
Remuneraciones	17.764.774
Sueldos, salarios y otras retribuciones	4.974.401
Beneficios y complementos de sueldos y salarios	6.097.653
Aportes patronales	758.944
Prestaciones sociales y otras indemnizaciones	1.971.448
Asistencia socioeconómica	3.949.028
Otros gastos de personal	13.300
Compra de Bienes y servicios	2.652.627
Bienes de consumo	708.223
Servicios no personales	1.944.404
Impuestos indirectos	205.417
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.300.000
Al sector privado	100.000.000
Transferencias corrientes al sector privado	100.000.000
Directas a personas	100.000.000
Pensiones y otros beneficios asociados	29.909.127
Jubilaciones y otros beneficios asociados	70.090.873
Al sector público	300.000
Transferencias corrientes al sector público	300.000
A los entes descentralizados sin fines empresariales para sus gastos	300.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	100
Indemnizaciones y sanciones pecuniarias	100
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	100
GASTOS DE CAPITAL	**66.231.528**
INVERSIÓN REAL DIRECTA	**66.231.528**
Formación Bruta de Capital Fijo	64.375.084
Maquinaria, equipos y otros bienes muebles	21.039.993
Construcciones de bienes de dominio privado	5.200.000
Construcciones de bienes de dominio público	6.710.000
Producción propia	31.425.091
Remuneraciones	5.589.711
Sueldos, salarios y otras retribuciones	5.589.711
Compra de Bienes y servicios	20.464.284
Bienes de consumo	6.605.068
Servicios no personales	13.859.216
Impuestos indirectos	5.371.096
Bienes intangibles	1.856.444
TOTAL GASTOS	**187.154.446**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
50098	Proyecto Nacional de Gestión y Conservación Ambiental (PRONGECA)	01-01-2009	31-12-2012	22.654.718	32.303.047	33.543.357	30.029.991	118.531.113
107249	Manejo Sustentable de los Recursos Naturales de la Cuenca del Río Caroní	01-01-2009	31-12-2013	5.656.013	10.315.581	8.776.947	16.390.337	41.138.878
107986	Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	01-01-2010	31-12-2013		21.930.000	31.070.000	29.555.000	82.555.000
TOTAL				**28.310.731**	**64.548.628**	**73.390.304**	**75.975.328**	**242.224.991**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
50098	Proyecto Nacional de Gestión y Conservación Ambiental (PRONGECA)	Sede Adqui-Rehabilit-Equipada			40		32.303.047			32.303.047
107249	Manejo Sustentable de los Recursos Naturales de la Cuenca del Río Caroní	Hectárea			130.000		10.315.581			10.315.581
107986	Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	Obra			51		21.930.000			21.930.000
TOTAL							**64.548.628**			**64.548.628**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	15.621.783			2.393.552	18.015.335
02	Gestión Administrativa				4.590.483	4.590.483
03	Previsión y Protección Social		100.000.000			100.000.000
	TOTAL	**15.621.783**	**100.000.000**		**6.984.035**	**122.605.818**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**51**	**23**	**18**	**92**	**1.895.016**	**447.415**	**2.342.431**
Directivo	2	2		4	112.958		112.958
Profesional y Técnico	20	11	5	36	915.606	284.315	1.199.921
Personal Administrativo	27	2	12	41	683.961	118.938	802.899
Obrero	2	8	1	11	182.491	44.162	226.653
Personal Contratado	**152**	**141**		**293**	**8.364.210**		**8.364.210**
Profesional y Técnico	123	106		229	6.960.261		6.960.261
Personal Administrativo	5			5	97.571		97.571
Personal Médico	24	30		54	1.273.198		1.273.198
Obrero		5		5	33.180		33.180
TOTAL	**203**	**164**	**18**	**385**	**10.259.226**	**447.415**	**10.706.641**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**2.160**	**95**	**2.255**	**27.940.039**
Obreros	1.830	37	1.867	23.308.335
Empleados	330	58	388	4.631.704
Jubilados	**889**	**3.403**	**4.292**	**56.043.857**
Obreros	439	2.489	2.928	37.967.703
Empleados	450	914	1.364	18.076.154
TOTAL	**3.049**	**3.498**	**6.547**	**83.983.896**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	23.354.485
4.02	Materiales, suministros y mercancías	7.313.291
4.03	Servicios no personales	21.380.133
4.04	Activos reales	34.806.437
4.07	Transferencias y donaciones	100.300.000
4.08	Otros gastos	100
	TOTAL	**187.154.446**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**117.821.783**
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000.000
Del sector público	100.000.000
Transferencias corrientes internas recibidas del sector público	100.000.000
De la República	100.000.000
Ministerio del Poder Popular para el Ambiente	100.000.000
Recursos Ordinarios	100.000.000
INGRESOS NO TRIBUTARIOS	**15.621.783**
Tasas	15.621.783
INGRESOS DE LA PROPIEDAD	1.800.000
Intereses	1.800.000
Intereses internos	1.800.000
Intereses por depósitos	1.800.000
OTROS INGRESOS	400.000
Diversos Ingresos	400.000
B. GASTOS CORRIENTES	**120.922.918**
GASTOS DE CONSUMO	20.622.818
Remuneraciones	17.764.774
Sueldos, salarios y otras retribuciones	4.974.401
Beneficios y complementos de sueldos y salarios	6.097.653
Aportes patronales	758.944
Prestaciones sociales y otras indemnizaciones	1.971.448
Asistencia socioeconómica	3.949.028
Otros gastos de personal	13.300
Compra de Bienes y servicios	2.652.627
Bienes de consumo	708.223
Servicios no personales	1.944.404
Impuestos indirectos	205.417
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.300.000
Al sector privado	100.000.000
Transferencias corrientes al sector privado	100.000.000
Directas a personas	100.000.000
Pensiones y otros beneficios asociados	29.909.127
Jubilaciones y otros beneficios asociados	70.090.873
Al sector público	300.000
Transferencias corrientes al sector público	300.000
A los entes descentralizados sin fines empresariales para sus gastos	300.000
OTROS GASTOS CORRIENTES	100
Indemnizaciones y sanciones pecuniarias	100
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	100
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(3.101.135)**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**61.447.493**
RECURSOS PROPIOS DE CAPITAL	(3.101.135)
Ahorro/ (Desahorro) en Cuenta Corriente	(3.101.135)
TRANSFERENCIAS Y DONACIONES DE CAPITAL	64.548.628
Transferencias de capital recibidas del sector público	64.548.628
De la República	64.548.628
Ministerio del Poder Popular para el Ambiente	64.548.628
Proyectos por Endeudamiento	64.548.628
Manejo Sustentable de los Recursos Naturales de la Cuenca del Río Caroní	10.315.581
Proyecto Nacional de Gestión y Conservación Ambiental	32.303.047
Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos	21.930.000
B. GASTOS DE CAPITAL	**66.231.528**
INVERSIÓN REAL DIRECTA	66.231.528
Formación Bruta de Capital Fijo	64.375.084
Maquinaria, equipos y otros bienes muebles	21.039.993
Construcciones de bienes de dominio privado	5.200.000
Construcciones de bienes de dominio público	6.710.000
Producción propia (Gastos Capitalizables)	31.425.091
Remuneraciones	5.589.711
Sueldos, salarios y otras retribuciones	5.589.711
Bienes y servicios	20.464.284
Bienes de consumo	6.605.068
Servicios no personales	13.859.216
Impuestos indirectos	5.371.096
Bienes intangibles	1.856.444
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(4.784.035)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.784.035**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.784.035
Disminución de otros activos financieros	4.784.035
Disminución de disponibilidades	4.784.035
Disminución de Bancos	4.784.035
B. APLICACIONES FINANCIERAS	**4.784.035**
DÉFICIT FINANCIERO	4.784.035

A0103

Fundación

Instituto Forestal Latinoamericano

FUNDACIÓN INSTITUTO FORESTAL LATINOAMERICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Forestal Latinoamericano tiene por objeto proporcionar un basamento técnico que contribuya eficazmente tanto a la conservación, desarrollo y aprovechamiento de los recursos forestales, como el manejo, utilización y comercialización de los productos forestales. Desarrollar actividades de investigación, documentación, extensión y capacitación, en el campo del manejo integral de los recursos forestales, que contribuyan a fortalecer las políticas del Ministerio del Poder Popular para el Ambiente, y la disponibilidad de respuestas técnicas apropiadas y socialmente pertinentes para la incorporación del sector forestal, como un elemento dinamitado de las economías rurales, bajo diferentes modalidades de explotación, tanto de los recursos forestales, como la implantación de sistemas agroforestales y agrosilvopastoriles, de uso múltiple de la tierra y formas organizativas tanto empresariales como comunitarias. Para ello, el ente desarrolla por iniciativa propia o mediante convenios y contratos con organismos e instituciones públicas y privadas, estudios e investigaciones científicas; promueve y divulga el conocimiento forestal mediante las publicaciones periódicas y la participación en eventos científicos y técnicos, foros, seminarios y talleres.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2010 asciende a la cantidad de Bs. 704.711, de los cuales Bs. 387.863, se destinarán a la ejecución del proyecto "Características de las Especies Forestales Caoba, Cedro, Mijao y Acapro de Venezuela", mientras que Bs. 316.848 se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**702.211**
INGRESOS NO TRIBUTARIOS	15.000
Ingresos por contribuciones especiales	15.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	462.211
Venta de servicios	462.211
TRANSFERENCIAS Y DONACIONES CORRIENTES	220.000
Del sector público	220.000
Transferencias corrientes internas recibidas del sector público	220.000
De la República	220.000
OTROS INGRESOS	5.000
Otros ingresos ajenos a la operación	5.000
INGRESOS DE CAPITAL	**2.500**
RECURSOS PROPIOS DE CAPITAL	**2.500**
Incremento de la depreciación y amortización acumuladas	2.500
TOTAL RECURSOS	**704.711**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**679.711**
GASTOS DE CONSUMO	664.725
Remuneraciones	520.964
Sueldos, salarios y otras retribuciones	249.603
Beneficios y complementos de sueldos y salarios	165.290
Aportes patronales	21.924
Prestaciones sociales y otras indemnizaciones	68.147
Asistencia socioeconómica	8.000
Otros gastos de personal	8.000
Compra de bienes y servicios	141.261
Bienes de consumo	41.963
Servicios no personales	99.298
Depreciación y amortización	2.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.986
Al sector privado	14.986
Transferencias corrientes al sector privado	14.986
Directas a personas	14.986
Pensiones y otros beneficios asociados	14.986
GASTOS DE CAPITAL	**25.000**
INVERSIÓN REAL DIRECTA	**25.000**
Formación Bruta de Capital Fijo	25.000
Maquinaria, equipos y otros bienes muebles	25.000
TOTAL GASTOS	**704.711**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106536	Características de las Especies Forestales Caoba, Cedro, Mijao y Acapro de Venezuela	Ficha			600	287.863	100.000			387.863
TOTAL						**287.863**	**100.000**			**387.863**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	181.862	120.000			301.862
02	Gestión Administrativa					
03	Previsión y Protección Social	14.986				14.986
	TOTAL	196.848	120.000			316.848

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**6**		**10**	**239.359**		**239.359**
Directivo		1		1	31.319		31.319
Profesional y Técnico	1	1		2	45.964		45.964
Personal Administrativo		3		3	79.722		79.722
Personal de Investigación	2			2	54.361		54.361
Obrero	1	1		2	27.993		27.993
TOTAL	**4**	**6**		**10**	**239.359**		**239.359**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**14.986**
Empleados		1	1	14.986
TOTAL		**1**	**1**	**14.986**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	520.964
4.02	Materiales, suministros y mercancías	41.963
4.03	Servicios no personales	99.298
4.04	Activos reales	25.000
4.07	Transferencias y donaciones	14.986
4.08	Otros gastos	2.500
	TOTAL	**704.711**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**702.211**
TRANSFERENCIAS Y DONACIONES CORRIENTES	220.000
Del sector público	220.000
Transferencias corrientes internas recibidas del sector público	220.000
De la República	220.000
Ministerio del Poder Popular para el Ambiente	220.000
Recursos Ordinarios	220.000
INGRESOS NO TRIBUTARIOS	**15.000**
Ingresos por contribuciones especiales	15.000
Ingresos por la venta de bienes y servicios de la administración pública	462.211
Venta de servicios	462.211
OTROS INGRESOS	5.000
Otros ingresos ajenos a la operación	5.000
B. GASTOS CORRIENTES	**679.711**
GASTOS DE CONSUMO	664.725
Remuneraciones	520.964
Sueldos, salarios y otras retribuciones	249.603
Beneficios y complementos de sueldos y salarios	165.290
Aportes patronales	21.924
Prestaciones sociales y otras indemnizaciones	68.147
Asistencia socioeconómica	8.000
Otros gastos de personal	8.000
Compra de Bienes y servicios	141.261
Bienes de consumo	41.963
Servicios no personales	99.298
Depreciación y amortización	2.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.986
Al sector privado	14.986
Transferencias corrientes al sector privado	14.986
Directas a personas	14.986
Pensiones y otros beneficios asociados	14.986
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**22.500**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**25.000**
RECURSOS PROPIOS DE CAPITAL	25.000
Ahorro/ (Desahorro) en Cuenta Corriente	22.500
Incremento de la depreciación y amortización acumuladas	2.500
B. GASTOS DE CAPITAL	**25.000**
INVERSIÓN REAL DIRECTA	25.000
Formación Bruta de Capital Fijo	25.000
Maquinaria, equipos y otros bienes muebles	25.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0107

Autoridad Única de Área

Parque Nacional Archipiélago Los Roques

AUTORIDAD ÚNICA DE ÁREA PARQUE NACIONAL ARCHIPIÉLAGO LOS ROQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Los servicios que presta la Autoridad Única de Área Parque Nacional Archipiélago Los Roques están dirigidos fundamentalmente a satisfacer las necesidades de la población residente estimada en 1.163 habitantes y a la población flotante anual de 60.000 turistas que acuden a la isla en actividades con fines recreativos y culturales.

Se continuará con el programa de clasificación y disposición de desechos a tierra firme e intensificación del programa de vigilancia y control del área con apoyo del personal de Guardacostas y Capitán de Puertos.

El Presupuesto de Ingresos y Gastos para el año 2010 alcanza la cantidad de Bs. 12.873.215, conformados por Acciones Centralizadas por Bs. 10.426.971 y el Proyecto "Gestión Integral del Parque Nacional Archipiélago Los Roques 2010" por Bs. 2.446.244, que serán financiados con recursos propios y con aportes del Ministerio del Poder Popular para el Ambiente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**12.873.215**
INGRESOS DE OPERACIÓN	12.173.215
Otros ingresos de operación	12.173.215
TRANSFERENCIAS Y DONACIONES CORRIENTES	700.000
Del sector público	700.000
Transferencias corrientes internas recibidas del sector público	700.000
De la República	700.000
TOTAL RECURSOS	**12.873.215**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**10.604.013**
GASTOS DE CONSUMO	10.604.013
Remuneraciones	8.638.424
Sueldos, salarios y otras retribuciones	1.764.236
Beneficios y complementos de sueldos y salarios	4.222.846
Aportes patronales	262.734
Prestaciones sociales y otras indemnizaciones	562.001
Asistencia socioeconómica	1.826.607
Compra de Bienes y servicios	1.965.589
Bienes de consumo	1.011.583
Servicios no personales	954.006
GASTOS DE CAPITAL	**1.839.889**
INVERSIÓN REAL DIRECTA	**1.839.889**
Formación Bruta de Capital Fijo	1.839.889
Maquinaria, equipos y otros bienes muebles	383.525
Bienes preexistentes	514.267
Construcciones de bienes de dominio público	942.097
APLICACIONES FINANCIERAS	**429.313**
DISMINUCIÓN DE PASIVOS	**429.313**
Disminución de cuentas y efectos por pagar	429.313
Disminución de otras cuentas y efectos por pagar	429.313
Disminución de otras cuentas por pagar a corto plazo	429.313
TOTAL GASTOS	**12.873.215**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106002	Gestión Integral del Parque Nacional Archipiélago Los Roques 2010	Planta			3	2.046.244	400.000			2.446.244
TOTAL						**2.046.244**	**400.000**			**2.446.244**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	8.338.424	300.000			8.638.424
02	Gestión Administrativa	1.788.547				1.788.547
	TOTAL	**10.126.971**	**300.000**			**10.426.971**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**32**	**48**	**9**	**89**	**1.403.114**	**546.357**	**1.949.471**
Directivo	1	2		3	103.500		103.500
Profesional y Técnico	10	3	4	17	308.752	123.060	431.812
Personal Administrativo	7	1	5	13	236.105	94.105	330.210
Obrero	14	42		56	754.757	329.192	1.083.949
Personal Contratado	**4**	**5**		**9**	**231.011**		**231.011**
Profesional y Técnico	2	3		5	175.680		175.680
Obrero	2	2		4	55.331		55.331
TOTAL	36	53	9	98	1.634.125	546.357	2.180.482

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	8.638.424
4.02	Materiales, suministros y mercancías	1.011.583
4.03	Servicios no personales	954.006
4.04	Activos reales	1.839.889
4.11	Disminución de pasivos	429.313
	TOTAL	**12.873.215**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**12.873.215**
TRANSFERENCIAS Y DONACIONES CORRIENTES	700.000
Del sector público	700.000
Transferencias corrientes internas recibidas del sector público	700.000
De la República	700.000
Ministerio del Poder Popular para el Ambiente	700.000
Recursos Ordinarios	700.000
INGRESOS DE OPERACION	12.173.215
Otros ingresos de operación	12.173.215
B. GASTOS CORRIENTES	**10.604.013**
GASTOS DE CONSUMO	10.604.013
Remuneraciones	8.638.424
Sueldos, salarios y otras retribuciones	1.764.236
Beneficios y complementos de sueldos y salarios	4.222.846
Aportes patronales	262.734
Prestaciones sociales y otras indemnizaciones	562.001
Asistencia socioeconómica	1.826.607
Compra de Bienes y servicios	1.965.589
Bienes de consumo	1.011.583
Servicios no personales	954.006
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.269.202**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.269.202**
RECURSOS PROPIOS DE CAPITAL	2.269.202
Ahorro/ (Desahorro) en Cuenta Corriente	2.269.202
B. GASTOS DE CAPITAL	**1.839.889**
INVERSIÓN REAL DIRECTA	1.839.889
Formación Bruta de Capital Fijo	1.839.889
Maquinaria, equipos y otros bienes muebles	383.525
Bienes preexistentes	514.267
Construcciones de bienes de dominio público	942.097
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**429.313**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**429.313**
SUPERÁVIT FINANCIERO	429.313
B. APLICACIONES FINANCIERAS	**429.313**
DISMINUCIÓN DE PASIVOS	429.313
Disminución de cuentas y efectos por pagar	429.313
Disminución de otras cuentas y efectos por pagar	429.313
Disminución de otras cuentas por pagar a corto plazo	429.313

A0324

Fundación de Educación Ambiental

FUNDACIÓN DE EDUCACIÓN AMBIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación de Educación Ambiental para el año 2010 fortalecerá la gestión integral de sensibilización, divulgación y promoción del área ambiental, para lo cual contará con un Presupuesto de Ingresos y Gastos por la cantidad de Bs. 1.740.000, cuyo financiamiento proviene de recursos propios y del aporte del Ministerio de adscripción.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.700.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.100.000
Venta de bienes	540.000
Venta de servicios	560.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Del sector público	600.000
Transferencias corrientes internas recibidas del sector público	600.000
De la República	600.000
INGRESOS DE CAPITAL	**40.000**
RECURSOS PROPIOS DE CAPITAL	**40.000**
Incremento de la depreciación y amortización acumuladas	40.000
TOTAL RECURSOS	**1.740.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.684.000**
GASTOS DE CONSUMO	1.655.000
Remuneraciones	847.800
Sueldos, salarios y otras retribuciones	335.000
Beneficios y complementos de sueldos y salarios	210.000
Aportes patronales	41.000
Prestaciones sociales y otras indemnizaciones	70.000
Asistencia socioeconómica	191.800
Compra de Bienes y servicios	767.200
Bienes de consumo	122.100
Servicios no personales	645.100
Depreciación y amortización	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.000
Al sector privado	29.000
Transferencias corrientes al sector privado	29.000
Directas a personas	29.000
Jubilaciones y otros beneficios asociados	29.000
GASTOS DE CAPITAL	**46.000**
INVERSIÓN REAL DIRECTA	**46.000**
Formación Bruta de Capital Fijo	46.000
Maquinaria, equipos y otros bienes muebles	46.000
APLICACIONES FINANCIERAS	**10.000**
DISMINUCIÓN DE PASIVOS	**10.000**
Disminución de cuentas y efectos por pagar	10.000
Disminución de cuentas y efectos por pagar a corto plazo	10.000
Disminución cuentas por pagar a proveedores a corto plazo	10.000
TOTAL GASTOS	**1.740.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106307	Gestión Integral de Sensibilización, Divulgación y Promoción Ambiental	Programa			1	1.140.000	600.000			1.740.000
	TOTAL					**1.140.000**	**600.000**			**1.740.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**13**		**13**	**190.000**		**190.000**
Directivo		2		2	90.000		90.000
Profesional y Técnico		8		8	70.000		70.000
Personal Administrativo		3		3	30.000		30.000
Personal Contratado		**3**		**3**	**45.000**		**45.000**
Profesional y Técnico		3		3	45.000		45.000
TOTAL		**16**		**16**	**235.000**		**235.000**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**	**1**	**2**	**29.000**
Empleados	1	1	2	29.000
TOTAL	**1**	**1**	**2**	**29.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	847.800
4.02	Materiales, suministros y mercancías	122.100
4.03	Servicios no personales	645.100
4.04	Activos reales	46.000
4.07	Transferencias y donaciones	29.000
4.08	Otros gastos	40.000
4.11	Disminución de pasivos	10.000
	TOTAL	**1.740.000**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.700.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Del sector público	600.000
Transferencias corrientes internas recibidas del sector público	600.000
De la República	600.000
Ministerio del Poder Popular para el Ambiente	600.000
Recursos Ordinarios	600.000
Ingresos por la venta de bienes y servicios de la administración pública	1.100.000
Venta de bienes	540.000
Venta de servicios	560.000
B. GASTOS CORRIENTES	**1.684.000**
GASTOS DE CONSUMO	1.655.000
Remuneraciones	847.800
Sueldos, salarios y otras retribuciones	335.000
Beneficios y complementos de sueldos y salarios	210.000
Aportes patronales	41.000
Prestaciones sociales y otras indemnizaciones	70.000
Asistencia socioeconómica	191.800
Compra de Bienes y servicios	767.200
Bienes de consumo	122.100
Servicios no personales	645.100
Depreciación y amortización	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.000
Al sector privado	29.000
Transferencias corrientes al sector privado	29.000
Directas a personas	29.000
Jubilaciones y otros beneficios asociados	29.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**16.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**56.000**
RECURSOS PROPIOS DE CAPITAL	56.000
Ahorro/ (Desahorro) en Cuenta Corriente	16.000
Incremento de la depreciación y amortización acumuladas	40.000
B. GASTOS DE CAPITAL	**46.000**
INVERSIÓN REAL DIRECTA	46.000
Formación Bruta de Capital Fijo	46.000
Maquinaria, equipos y otros bienes muebles	46.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**10.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**10.000**
SUPERÁVIT FINANCIERO	10.000
B. APLICACIONES FINANCIERAS	**10.000**
DISMINUCIÓN DE PASIVOS	10.000
Disminución de cuentas y efectos por pagar	10.000
Disminución de cuentas y efectos por pagar a corto plazo	10.000
Disminución cuentas por pagar a proveedores a corto plazo	10.000

A0343

Fundación Laboratorio Nacional
de Hidráulica

FUNDACIÓN LABORATORIO NACIONAL DE HIDRÁULICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación tiene por objetivo la investigación y el desarrollo en el campo de la ingeniería hidráulica y mecánica de fluidos, la divulgación de nuevos conocimientos en esas materias y la formación de personal especializado, por lo que continuará llevando a cabo acciones con el propósito de fortalecer la toma de decisiones para la solución de problemas de índole hidráulica que se presenten a nivel nacional.

Para el ejercicio económico 2010 el Presupuesto de Ingresos y Gastos asciende a la cantidad de Bs. 864.872, de los cuales Bs. 400.000, se destinarán a la ejecución del proyecto Rehabilitación de Aliviaderos y Aumento de la Capacidad de Embalses a Nivel Nacional y Bs. 464.872 se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**300.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Del sector público	300.000
Transferencias corrientes internas recibidas del sector público	300.000
De la República	300.000
INGRESOS DE CAPITAL	**564.872**
RECURSOS PROPIOS DE CAPITAL	**164.872**
Incremento de la depreciación y amortización acumuladas	164.872
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**400.000**
Transferencias de capital recibidas del sector público	400.000
De la República	400.000
TOTAL RECURSOS	**864.872**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**654.999**
GASTOS DE CONSUMO	650.900
Remuneraciones	272.844
Sueldos, salarios y otras retribuciones	141.971
Beneficios y complementos de sueldos y salarios	63.135
Aportes patronales	15.817
Prestaciones sociales y otras indemnizaciones	35.238
Asistencia socioeconómica	16.683
Compra de Bienes y servicios	210.426
Bienes de consumo	161.226
Servicios no personales	49.200
Impuestos indirectos	2.758
Depreciación y amortización	164.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.099
Al sector privado	4.099
Transferencias corrientes al sector privado	4.099
Directas a personas	4.099
Jubilaciones y otros beneficios asociados	4.099
GASTOS DE CAPITAL	**209.873**
INVERSIÓN REAL DIRECTA	**209.873**
Formación Bruta de Capital Fijo	209.873
Maquinaria, equipos y otros bienes muebles	209.873
TOTAL GASTOS	**864.872**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107641	Rehabilitación de Aliviaderos y Aumento de la Capacidad de Embalses a Nivel Nacional	Estudio / Diagnóstico			1		400.000			400.000
TOTAL							400.000			400.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		267.473			267.473
02	Gestión Administrativa	164.872	28.428			193.300
03	Previsión y Protección Social		4.099			4.099
	TOTAL	164.872	300.000			464.872

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**19**		**26**	**136.600**		**136.600**
Directivo		2		2	27.681		27.681
Profesional y Técnico	2	5		7	52.894		52.894
Personal Administrativo	2			2	8.359		8.359
Obrero	3	12		15	47.666		47.666
Personal Contratado	**1**			**1**	**5.371**		**5.371**
Profesional y Técnico	1			1	5.371		5.371
TOTAL	**8**	**19**		**27**	**141.971**		**141.971**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados		**1**	**1**	**4.099**
Empleados		1	1	4.099
TOTAL		**1**	**1**	**4.099**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	272.844
4.02	Materiales, suministros y mercancías	161.226
4.03	Servicios no personales	51.958
4.04	Activos reales	209.873
4.07	Transferencias y donaciones	4.099
4.08	Otros gastos	164.872
	TOTAL	**864.872**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**300.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Del sector público	300.000
Transferencias corrientes internas recibidas del sector público	300.000
De la República	300.000
Recursos Ordinarios	300.000
B. GASTOS CORRIENTES	**654.999**
GASTOS DE CONSUMO	650.900
Remuneraciones	272.844
Sueldos, salarios y otras retribuciones	141.971
Beneficios y complementos de sueldos y salarios	63.135
Aportes patronales	15.817
Prestaciones sociales y otras indemnizaciones	35.238
Asistencia socioeconómica	16.683
Compra de Bienes y servicios	210.426
Bienes de consumo	161.226
Servicios no personales	49.200
Impuestos indirectos	2.758
Depreciación y amortización	164.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.099
Al sector privado	4.099
Transferencias corrientes al sector privado	4.099
Directas a personas	4.099
Jubilaciones y otros beneficios asociados	4.099
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(354.999)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**209.873**
RECURSOS PROPIOS DE CAPITAL	(190.127)
Ahorro/ Desahorro en Cuenta Corriente	(354.999)
Incremento de la depreciación y amortización acumuladas	164.872
TRANSFERENCIAS Y DONACIONES DE CAPITAL	400.000
Transferencias de capital recibidas del sector público	400.000
De la República	400.000
B. GASTOS DE CAPITAL	**209.873**
INVERSIÓN REAL DIRECTA	209.873
Formación Bruta de Capital Fijo	209.873
Maquinaria, equipos y otros bienes muebles	209.873
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0354
Fundación Nacional
de Parques Zoológicos y Acuarios

FUNDACIÓN NACIONAL DE PARQUES ZOOLÓGICOS Y ACUARIOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Fundación Nacional de Parques Zoológicos y Acuarios, tiene como misión: convertir a los centros de conservación en instrumentos para el mantenimiento de la biodiversidad nacional, estableciendo lineamientos técnicos para la adecuada gestión y funcionamiento en cuanto al manejo de las poblaciones cautivas, a través de la implementación de programas y proyectos de conservación e investigación, la promoción y desarrollo de programas educativos dirigidos a la formación y capacitación del personal adscrito a estos centros y la integración de las comunidades en el funcionamiento de los mismos, promoviendo los saberes de ecología e incentivando la participación y el sentido de identificación con la fauna autóctona.

La Fundación apoya, promueve, ejecuta, coordina acciones y establece lineamientos técnicos para el desarrollo y adecuada gestión y funcionamiento de los zoológicos y acuarios en el país.

Es su objetivo central trabajar eficientemente en la conservación de la fauna silvestre autóctona y sus ecosistemas, fomentando el desarrollo de las instituciones zoológicas y promocionando alianzas estratégicas con diferentes organizaciones, nacionales e internacionales para el logro de las metas propuestas. Para alcanzar estos objetivos el Presupuesto 2010 está basado en los proyectos siguientes:

- Centro nacional de conservación ex situ de fauna silvestre autóctona de los llanos centro occidentales.
- Modernización de los zoológicos y acuarios venezolanos hacia su efectiva transformación en centros de conservación ex situ o eco parques.
- Centros comunitarios para la conservación ex situ de la diversidad biológica y sus componentes.

Para el ejercicio fiscal 2010, el presupuesto de Ingresos y Gastos asciende a la cantidad de Bs. 2.595.989, distribuido en su totalidad en proyectos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.574.049**
INGRESOS DE OPERACIÓN	2.274.049
Otros ingresos de operación	2.274.049
TRANSFERENCIAS Y DONACIONES.CORRIENTES	300.000
Del sector público	300.000
Transferencias corrientes internas recibidas del sector público	300.000
De la República	300.000
INGRESOS DE CAPITAL	**21.940**
RECURSOS PROPIOS DE CAPITAL	**21.940**
Incremento de la depreciación y amortización acumuladas	21.940
TOTAL RECURSOS	**2.595.989**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.373.598**
GASTOS DE CONSUMO	2.373.598
Remuneraciones	852.643
Sueldos, salarios y otras retribuciones	710.448
Beneficios y complementos de sueldos y salarios	52.850
Aportes patronales	23.012
Prestaciones sociales y otras indemnizaciones	33.069
Asistencia socioeconómica	33.264
Compra de Bienes y servicios	1.499.015
Bienes de consumo	327.728
Servicios no personales	1.171.287
Depreciación y amortización	21.940
GASTOS DE CAPITAL	**195.000**
INVERSIÓN REAL DIRECTA	**195.000**
Formación Bruta de Capital Fijo	195.000
Maquinaria, equipos y otros bienes muebles	195.000
APLICACIONES FINANCIERAS	**27.391**
INVERSIÓN FINANCIERA	**27.391**
Incremento de otros activos financieros	27.391
Incremento de disponibilidades	27.391
Incremento de bancos	27.391
TOTAL GASTOS	**2.595.989**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
36406	Centro Nacional de Conservación Ex-Situ de Fauna Silvestre Autóctona de los Llanos Centro Occidentales	01-01-2007	31-12-2012	166.103	408.049	317.155	212.367	1.103.674
36496	Modernización de los Zoológicos y Acuarios Venezolanos hacia su Efectiva Transformación en Centros de Conservación Ex-Situ o Eco Parques	01-01-2007	31-12-2012	859.789	535.076	872.489	1.005.713	3.273.067
107432	Centros Comunitarios para la Conservación Ex Situ de la Diversidad Biológica y sus Componentes	01-01-2010	31-12-2013		1.652.864	205.343	576.019	2.434.226
	TOTAL			**1.025.892**	**2.595.989**	**1.394.987**	**1.794.099**	**6.810.967**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
36406	"Centro Nacional de Conservación Ex-Situ de Fauna Silvestre Autóctona de los Llanos Centro Occidentales"	Centro Equipado			1	408.049				408.049
36496	Modernización de los Zoológicos y Acuarios Venezolanos Hacia su Efectiva Transformación en Centros de conservación Ex-Situ o Eco Parques	Zoológico			18	235.076	300.000			535.076
107432	Centros Comunitarios para la Conservación Ex Situ de la Diversidad Biológica y sus Componentes	Centro			24	1.652.864				1.652.864
TOTAL						2.295.989	300.000			2.595.989

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3**	**1**		**4**	**181.200**		**181.200**
Directivo		1		1	67.200		67.200
Profesional y Técnico	2			2	60.000		60.000
Personal Administrativo	1			1	54.000		54.000
Personal Contratado	**1**		**10**	**11**	**529.248**		**529.248**
Profesional y Técnico			10	10	472.897		472.897
Personal Administrativo	1			1	56.351		56.351
TOTAL	**4**	**1**	**10**	**15**	**710.448**		**710.448**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	852.643
4.02	Materiales, suministros y mercancías	327.728
4.03	Servicios no personales	1.171.287
4.04	Activos reales	195.000
4.05	Activos financieros	27.391
4.08	Otros gastos	21.940
	TOTAL	**2.595.989**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.574.049**
TRANSFERENCIAS Y DONACIONES CORRIENTES	300.000
Del sector público	300.000
Transferencias corrientes internas recibidas del sector público	300.000
De la República	300.000
Ministerio del Poder Popular para el Ambiente	300.000
Recursos Ordinarios	300.000
INGRESOS DE OPERACION	2.274.049
Otros ingresos de operación	2.274.049
B. GASTOS CORRIENTES	**2.373.598**
GASTOS DE CONSUMO	2.373.598
Remuneraciones	852.643
Sueldos, salarios y otras retribuciones	710.448
Beneficios y complementos de sueldos y salarios	52.850
Aportes patronales	23.012
Prestaciones sociales y otras indemnizaciones	33.069
Asistencia socioeconómica	33.264
Compra de bienes y servicios	1.499.015
Bienes de consumo	327.728
Servicios no personales	1.171.287
Depreciación y amortización	21.940
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**200.451**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**222.391**
RECURSOS PROPIOS DE CAPITAL	222.391
Ahorro/ (Desahorro) en Cuenta Corriente	200.451
Incremento de la depreciación y amortización acumuladas	21.940
B. GASTOS DE CAPITAL	**195.000**
INVERSIÓN REAL DIRECTA	195.000
Formación Bruta de Capital Fijo	195.000
Maquinaria, equipos y otros bienes muebles	195.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**27.391**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**27.391**
SUPERÁVIT FINANCIERO	27.391
B. APLICACIONES FINANCIERAS	**27.391**
INVERSIÓN FINANCIERA	27.391
Incremento de otros activos financieros	27.391
Incremento de disponibilidades	27.391
Incremento de bancos	27.391

A0909
Instituto Geográfico
de Venezuela "Simón Bolívar"

INSTITUTO GEOGRÁFICO DE VENEZUELA "SIMÓN BOLÍVAR"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio fiscal 2010, el Instituto Geográfico de Venezuela "Simón Bolívar" tiene previsto seguir impulsando el desarrollo geográfico, cartográfico y catastral del país, como instrumentos necesarios para la toma de decisiones enmarcadas dentro del objetivo estratégico de continuar instalando la nueva estructura territorial, para lo cual se propone la ejecución de los proyectos siguientes:

- "Generación y actualización de la información cartográfica y geográfica a nivel nacional".
- "Catastro y determinación de los valores de la tierra".

El Presupuesto de Ingresos y Gastos para el año 2010 del Instituto asciende a la cantidad de Bs. 40.610.131, de los cuales Bs. 30.026.359 se destinarán a la ejecución de los citados proyectos y Bs. 10.583.772 se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**31.908.340**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.908.340
Venta de bienes	2.000.000
Venta de servicios	1.908.340
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.000.000
Del sector público	12.800.000
Transferencias corrientes internas recibidas del sector público	12.800.000
De la República	12.800.000
Del sector externo	15.200.000
Transferencias corrientes recibidas del exterior	15.200.000
De organismos internacionales	15.200.000
INGRESOS DE CAPITAL	**47.435**
RECURSOS PROPIOS DE CAPITAL	**47.435**
Incremento de la depreciación y amortización acumuladas	47.435
FUENTES DE FINANCIAMIENTO	**8.654.356**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.000.000**
Disminución de otros activos financieros	2.000.000
Disminución de disponibilidades	2.000.000
Disminución de caja	2.000.000
INCREMENTO DE PASIVOS	**6.654.356**
Incremento de cuentas y efectos por pagar	6.654.356
Incremento de cuentas y efectos por pagar a corto plazo	6.654.356
Incremento de sueldos, salarios y otras remuneraciones por pagar	6.654.356
TOTAL RECURSOS	**40.610.131**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**36.175.940**
GASTOS DE CONSUMO	35.575.265
Remuneraciones	22.414.084
Sueldos, salarios y otras retribuciones	7.283.868
Beneficios y complementos de sueldos y salarios	8.280.110
Aportes patronales	689.472
Prestaciones sociales y otras indemnizaciones	1.450.416
Asistencia socioeconómica	3.967.156
Otros gastos de personal	743.062
Compra de Bienes y servicios	13.113.746
Bienes de consumo	4.280.023
Servicios no personales	8.833.723
Depreciación y amortización	47.435
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.675
Al sector privado	600.675
Transferencias corrientes al sector privado	600.675
Directas a personas	600.675
Pensiones y otros beneficios asociados	143.221
Jubilaciones y otros beneficios asociados	457.454
GASTOS DE CAPITAL	**4.234.191**
INVERSIÓN REAL DIRECTA	**4.234.191**
Formación Bruta de Capital Fijo	2.577.092
Maquinaria, equipos y otros bienes muebles	2.577.092
Bienes intangibles	1.657.099

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**200.000**
DISMINUCIÓN DE PASIVOS	**200.000**
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
TOTAL GASTOS	**40.610.131**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
106736	Catastro y Determinación de los Valores de la Tierra	04-01-2010	31-12-2013		6.895.502	23.010.176	20.368.960	50.274.638
107365	Generación y Actualización de Información Geográfica y Cartográfica a Nivel Nacional	04-01-2010	31-12-2013		23.130.857	27.767.027	41.625.540	92.523.424
TOTAL					30.026.359	50.777.203	61.994.500	142.798.062

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106736	Catastro y Determinación de los Valores de la Tierra	Municipio			337		6.895.502			6.895.502
107365	Generación y Actualización de Información Geográfica y Cartográfica a Nivel Nacional	Kilómetro Cuadrado			916.445	4.826.359	3.104.498		15.200.000	23.130.857
	TOTAL					**4.826.359**	**10.000.000**		**15.200.000**	**30.026.359**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	6.438.199	2.752.565			9.190.764
02	Gestión Administrativa	744.898	47.435			792.333
03	Previsión y Protección Social	600.675				600.675
	TOTAL	7.783.772	2.800.000			10.583.772

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**160**	**71**		**231**	**3.843.768**	**860.468**	**4.704.236**
Directivo	18	9		27	714.972	395.484	1.110.456
Profesional y Técnico	80	33		113	2.146.296	109.940	2.256.236
Personal Administrativo	12	8		20	226.320	55.044	281.364
Obrero	50	21		71	756.180	300.000	1.056.180
Personal Contratado	**25**	**10**		**35**	**747.972**		**747.972**
Profesional y Técnico	20	8		28	649.560		649.560
Personal Administrativo	5	2		7	98.412		98.412
TOTAL	**185**	**81**		**266**	**4.591.740**	**860.468**	**5.452.208**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**8**	**8**	**16**	**219.771**
Obreros		3	3	89.771
Empleados	8	5	13	130.000
Jubilados	**1**	**2**	**3**	**380.904**
Obreros		2	2	240.226
Empleados	1		1	140.678
TOTAL	9	10	19	**600.675**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	22.414.084
4.02	Materiales, suministros y mercancías	4.280.023
4.03	Servicios no personales	8.833.723
4.04	Activos reales	4.234.191
4.07	Transferencias y donaciones	600.675
4.08	Otros gastos	47.435
4.11	Disminución de pasivos	200.000
	TOTAL	**40.610.131**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**31.908.340**
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.000.000
Del sector público	12.800.000
Transferencias corrientes internas recibidas del sector público	12.800.000
De la República	12.800.000
Ministerio del Poder Popular para el Ambiente	12.800.000
Recursos Ordinarios	12.800.000
Del sector externo	15.200.000
Transferencias corrientes recibidas del exterior	15.200.000
De organismos internacionales	15.200.000
Ingresos por la venta de bienes y servicios de la administración pública	3.908.340
Venta de bienes	2.000.000
Venta de servicios	1.908.340
B. GASTOS CORRIENTES	**36.175.940**
GASTOS DE CONSUMO	35.575.265
Remuneraciones	22.414.084
Sueldos, salarios y otras retribuciones	7.283.868
Beneficios y complementos de sueldos y salarios	8.280.110
Aportes patronales	689.472
Prestaciones sociales y otras indemnizaciones	1.450.416
Asistencia socioeconómica	3.967.156
Otros gastos de personal	743.062
Compra de Bienes y servicios	13.113.746
Bienes de consumo	4.280.023
Servicios no personales	8.833.723
Depreciación y amortización	47.435
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.675
Al sector privado	600.675
Transferencias corrientes al sector privado	600.675
Directas a personas	600.675
Pensiones y otros beneficios asociados	143.221
Jubilaciones y otros beneficios asociados	457.454
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(4.267.600)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(4.220.165)**
RECURSOS PROPIOS DE CAPITAL	(4.220.165)
Ahorro/ (Desahorro) en Cuenta Corriente	(4.267.600)
Incremento de la depreciación y amortización acumuladas	47.435
B. GASTOS DE CAPITAL	**4.234.191**
INVERSIÓN REAL DIRECTA	4.234.191
Formación Bruta de Capital Fijo	2.577.092
Maquinaria, equipos y otros bienes muebles	2.577.092
Bienes intangibles	1.657.099
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(8.454.356)**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**8.654.356**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.000.000
Disminución de otros activos financieros	2.000.000
Disminución de disponibilidades	2.000.000
Disminución de caja	2.000.000
INCREMENTO DE PASIVOS	6.654.356
Incremento de cuentas y efectos por pagar	6.654.356
Incremento de cuentas y efectos por pagar a corto plazo	6.654.356
Incremento de sueldos, salarios y otras remuneraciones por pagar	6.654.356
B. APLICACIONES FINANCIERAS	**8.654.356**
DISMINUCIÓN DE PASIVOS	200.000
Disminución de cuentas y efectos por pagar	200.000
Disminución de cuentas y efectos por pagar a corto plazo	200.000
Disminución cuentas por pagar a proveedores a corto plazo	200.000
DÉFICIT FINANCIERO	8.454.356

A1314
Instituto Nacional
de Meteorología e Hidrología
(INAMEH)

INSTITUTO NACIONAL DE METEOROLOGÍA E HIDROLOGÍA (INAMEH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Meteorología e Hidrología (INAMEH), creado el 22 de diciembre de 2006, publicado en Gaceta Oficial Nº 5.833 Extraordinario y adscrito al Ministerio con competencia en materia ambiental, tiene como propósito fundamental recolectar, operar, procesar, investigar y divulgar la información hidrometeorológica que requiere el país, a fin de contribuir a la prevención y mitigación del impacto que los eventos naturales generan tanto en la vida de los ciudadanos y ciudadanas, como en los bienes materiales.

Las acciones del Instituto se encuentran enmarcadas en los lineamientos estratégicos del Plan de Desarrollo Económico y Social de la Nación 2007-2013, a través de su política presupuestaria pretende fortalecer su gestión, mediante a) la construcción de un modelo de institución nacional, apegado a los principios de legalidad, eficiencia, solvencia, transparencia y responsabilidad, previstos en la Constitución de la República Bolivariana de Venezuela y la normativa legal vigente en materia de administración financiera y presupuestaria del sector público, b) la modernización de la red hidrometeorológica que requiere el país, c) la creación de un banco nacional de datos y d) la regulación de instituciones inherentes a la materia. Todo ello, con énfasis en la consolidación de un personal altamente calificado, recursos financieros, materiales y tecnológicos, a disposición del servicio.

Para el ejercicio fiscal 2010, el Presupuesto de Ingresos y Gastos asciende a la cantidad de Bs. 6.858.333, de los cuales Bs. 1.800.000, se destinarán a la ejecución del proyecto "Sistema de alertas, avisos y pronósticos hidrometeorológicos a nivel nacional" y Bs. 5.058.333, se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.000.000
Del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
INGRESOS DE CAPITAL	**58.333**
RECURSOS PROPIOS DE CAPITAL	**58.333**
Incremento de la depreciación y amortización acumuladas	58.333
FUENTES DE FINANCIAMIENTO	**1.800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.800.000**
Disminución de otros activos financieros	1.800.000
Disminución de disponibilidades	1.800.000
Disminución de caja	1.800.000
TOTAL RECURSOS	**6.858.333**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**5.978.333**
GASTOS DE CONSUMO	5.978.333
Remuneraciones	2.942.753
Sueldos, salarios y otras retribuciones	1.202.598
Beneficios y complementos de sueldos y salarios	1.154.996
Prestaciones sociales y otras indemnizaciones	200.784
Asistencia socioeconómica	384.375
Compra de bienes y servicios	2.977.247
Bienes de consumo	851.180
Servicios no personales	2.126.067
Depreciación y amortización	58.333
GASTOS DE CAPITAL	**880.000**
INVERSIÓN REAL DIRECTA	**880.000**
Formación Bruta de Capital Fijo	880.000
Maquinaria, equipos y otros bienes muebles	880.000
TOTAL GASTOS	**6.858.333**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106489	Sistema de Alertas, Avisos y Pronósticos Hidrometeorológicos a Nivel Nacional	Informe / Reporte			2.400	1.800.000				1.800.000
TOTAL						**1.800.000**				**1.800.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.003.153			3.003.153
02	Gestión Administrativa	58.333	1.996.847			2.055.180
03	Previsión y Protección Social					
	TOTAL	**58.333**	**5.000.000**			**5.058.333**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**36**	**55**		**91**	**1.202.598**		**1.202.598**
Directivo	9	17		26	244.729		244.729
Profesional y Técnico	15	20		35	512.941		512.941
Personal Administrativo	10	15		25	392.191		392.191
Obrero	2	3		5	52.737		52.737
TOTAL	36	55		91	1.202.598		1.202.598

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.942.753
4.02	Materiales, suministros y mercancías	851.180
4.03	Servicios no personales	2.126.067
4.04	Activos reales	880.000
4.08	Otros gastos	58.333
	TOTAL	6.858.333

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.000.000
Del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Ministerio del Poder Popular para el Ambiente	5.000.000
Recursos Ordinarios	5.000.000
B. GASTOS CORRIENTES	**5.978.333**
GASTOS DE CONSUMO	5.978.333
Remuneraciones	2.942.753
Sueldos, salarios y otras retribuciones	1.202.598
Beneficios y complementos de sueldos y salarios	1.154.996
Prestaciones sociales y otras indemnizaciones	200.784
Asistencia socioeconómica	384.375
Compra de Bienes y servicios	2.977.247
Bienes de consumo	851.180
Servicios no personales	2.126.067
Depreciación y amortización	58.333
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(978.333)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(920.000)**
RECURSOS PROPIOS DE CAPITAL	(920.000)
Ahorro/ (Desahorro) en Cuenta Corriente	(978.333)
Incremento de la depreciación y amortización acumuladas	58.333
B. GASTOS DE CAPITAL	**880.000**
INVERSIÓN REAL DIRECTA	880.000
Formación Bruta de Capital Fijo	880.000
Maquinaria, equipos y otros bienes muebles	880.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.800.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.800.000
Disminución de otros activos financieros	1.800.000
Disminución de disponibilidades	1.800.000
Disminución de caja	1.800.000
B. APLICACIONES FINANCIERAS	**1.800.000**
DÉFICIT FINANCIERO	1.800.000

21
Tribunal Supremo de Justicia

A0475

Fundación Gaceta Forense

FUNDACIÓN GACETA FORENSE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Los gastos de la Fundación Gaceta Forense para el año 2010 serán cubiertos mediante aportes del Tribunal Supremo de Justicia, por lo que es incluida esta Fundación como un ente descentralizado sin fines empresariales, siendo necesario la aprobación de su presupuesto de acuerdo a la normativa vigente.

El financiamiento es por el monto de Un Millón Cincuenta y Cuatro Mil Doscientos Treinta y Cuatro Bolívares con Cero Céntimos (Bs. 1.054.234,00), manteniendo el mismo presupuesto de gasto del año 2009, debido al ajuste del presupuesto por la situación de austeridad y supresión del gasto suntuario y superfluo del Estado venezolano. Este presupuesto va permitir continuar con labor de la administración de la edición de publicaciones del Tribunal Supremo de Justicia, lo que redunda en un aumento del patrimonio de este Alto Tribunal de la República Bolivariana de Venezuela.

La Fundación Gaceta Forense sigue realizando el análisis, ingresos, recuperación, edición y divulgación de las sentencias que dicte las diferentes Salas que componen el Tribunal Supremo de Justicia.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.054.234**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.054.234
Del sector público	1.054.234
Transferencias corrientes internas recibidas del sector público	1.054.234
De la República	1.054.234
Recursos Ordinarios	1.054.234
TOTAL RECURSOS	**1.054.234**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.054.234**
GASTOS DE CONSUMO	679.774
Remuneraciones	679.774
Sueldos, salarios y otras retribuciones	304.438
Beneficios y complementos de sueldos y salarios	314.686
Aportes patronales	60.650
TRANSFERENCIAS Y DONACIONES CORRIENTES	374.460
Al sector privado	374.460
Transferencias corrientes al sector privado	374.460
Directas a personas	374.460
Jubilaciones y otros beneficios asociados	374.460
TOTAL GASTOS	**1.054.234**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109055	Administración de Información Documental Jurídica	Libro			13.000		1.054.234			1.054.234
TOTAL							1.054.234			1.054.234

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**183.129**		**183.129**
Directivo		1		1	183.129		183.129
TOTAL		1		1	183.129		183.129

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**3**		**3**	**374.460**
Empleado	3		3	374.460
TOTAL	3		3	374.460

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	679.774
4.07	Transferencias y donaciones	374.460
	TOTAL	**1.054.234**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.054.234**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.054.234
Del sector público	1.054.234
Transferencias corrientes internas recibidas del sector público	1.054.234
De la República	1.054.234
Recursos Ordinarios	1.054.234
B. GASTOS CORRIENTES	**1.054.234**
GASTOS DE CONSUMO	679.774
Remuneraciones	679.774
Sueldos, salarios y otras retribuciones	304.438
Beneficios y complementos de sueldos y salarios	314.686
Aportes patronales	60.650
TRANSFERENCIAS Y DONACIONES CORRIENTES	374.460
Al sector privado	374.460
Transferencias corrientes al sector privado	374.460
Directas a personas	374.460
Jubilaciones y otros beneficios asociados	374.460
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

25
Procuraduría General de la República

A0403

Fundación Procuraduría

FUNDACIÓN PROCURADURÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Procuraduría es una Institución del Estado, con personalidad jurídica y patrimonio propio, sometida al control y tutela de la Procuraduría General de la República. Su objetivo principal consiste en capacitar y desarrollar, en el área de la Ciencia Jurídica, a los abogados que presten sus servicios en la Administración Pública Nacional y a aquellos particulares que deseen ampliar sus conocimientos mediante la realización de cursos, talleres, foros, seminarios, simposios y congresos que contribuyan con su perfil integral.

Para el año 2010 la Fundación Procuraduría, pretende dar continuidad al convenio con la Universidad Bolivariana de Venezuela para seguir contribuyendo a la formación de los estudiantes del Programa de Formación de Grado en Estudios Jurídicos de dicha casa de estudios, e impulsar la carrera de "Abogado al Servicio de las Instituciones del Estado", así como fortalecer esfuerzos con la Fundación Orquesta Sinfónica Infantil y Juvenil de Venezuela para extender el proceso de divulgación en el territorio nacional de este importante Sistema que incluye a una gran cantidad de niños en actividades musicales, y le permite su desarrollo integral como seres humanos con una gran sensibilidad.

POLÍTICA DE FINANCIAMIENTO:

La autonomía de gestión financiera y presupuestaria de la Fundación Procuraduría, estará bajo el control jerárquico de la Procuraduría General de la República, la cual comprende la realización de eventos de carácter docente y ventas de publicaciones, su presupuesto de ingresos estará constituido por:

- Aporte del Ejecutivo Nacional Bs. 500.000.
- Venta de Publicaciones Bs. 3.560.
- Recursos de Capital Bs. 34.320.
- Ingresos Financieros de Instituciones Financieras Bs. 710.000.

POLÍTICA DE GASTOS:

Los gastos corrientes totalizan la cantidad de Un Millón Doscientos Cuarenta y Siete Mil Ochocientos Ochenta Bolívares (Bs.1.247.880), distribuidos por partidas como se muestra a continuación:

- Gastos de Personal: Bs.150.000.
- Materiales Suministros y Mercancías: Bs. 528.970.
- Servicios no Personales: Bs. 339.590.
- Activos Reales: Bs.120.000.
- Transferencias y Donaciones: Bs. 75.000.
- Otros Gastos: Bs.34.320.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE:

Los objetivos que persigue la Fundación para este Ejercicio Presupuestario, se plasman en la consecución de las siguientes metas:

- Realizar treinta y siete (37) jornadas de actualización jurídica.
- Realizar conferencias en materia legal.
- Editar revistas de la Fundación Procuraduría.
- Contribuir con el desarrollo de las prácticas institucionales de los estudiantes de la Universidad Bolivariana de Venezuela.
- Seguir desarrollando el aprendizaje de los jóvenes músicos pertenecientes a la Orquesta Sinfónica Infantil de la Procuraduría General de la República.

En consecuencia, el Proyecto de Presupuesto para el Ejercicio Fiscal 2010 de esta Fundación, se estima en Un Millón Doscientos Cuarenta y Siete Mil Ochocientos Ochenta Bolívares Bs.1.247.880.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.213.560**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.560
Venta de servicios	3.560
INGRESOS DE OPERACIÓN	710.000
Ingresos financieros de instituciones financieras	710.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	500.000
Del sector público	500.000
Transferencias corrientes internas recibidas del sector público	500.000
De la República	500.000
Recursos Ordinarios	500.000
INGRESOS DE CAPITAL	**34.320**
RECURSOS PROPIOS DE CAPITAL	**34.320**
Incremento de la depreciación y amortización acumulada	34.320
TOTAL RECURSOS	**1.247.880**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.127.880**
GASTOS DE CONSUMO	1.052.880
Remuneraciones	150.000
Sueldos, salarios y otras retribuciones	150.000
Compra de Bienes y servicios	868.560
Bienes de consumo	528.970
Servicios no personales	339.590
Depreciación y amortización	34.320
TRANSFERENCIAS Y DONACIONES CORRIENTES	75.000
Al sector privado	75.000
Donaciones corrientes al sector privado	75.000
Donaciones a personas	75.000
GASTOS DE CAPITAL	**120.000**
INVERSIÓN REAL DIRECTA	**120.000**
Formación Bruta de Capital Fijo	120.000
Maquinaria, equipos y otros bienes muebles	120.000
TOTAL GASTOS	**1.247.880**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107244	Capacitación Técnica-Jurídica con Amplio Sentido Social Dirigida a los Abogados y Funcionarios en General de la Administración Pública Nacional.	Conferencia			137	503.870	250.000			753.870
107262	Desarrollo y Promoción de Actividades Sociales, Culturales, Educativas y Deportivas Dirigidas a los Trabajadores, sus Familiares y Miembros de la Comunidad	Actividad			40	244.010	250.000			494.010
	TOTAL					747.880	500.000			1.247.880

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado			**6**	**6**	**104.000**		**104.000**
Personal Administrativo			3	3	41.580		41.580
Personal Docente			3	3	62.420		62.420
TOTAL			**6**	**6**	**104.000**		**104.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	150.000
4.02	Materiales, suministros y mercancías	528.970
4.03	Servicios no personales	339.590
4.04	Activos reales	120.000
4.07	Transferencias y donaciones	75.000
4.08	Otros gastos	34.320
	TOTAL	**1.247.880**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.213.560**
TRANSFERENCIAS Y DONACIONES CORRIENTES	500.000
Del sector público	500.000
Transferencias corrientes internas recibidas del sector público	500.000
De la República	500.000
Recursos Ordinarios	500.000
Ingresos por la venta de bienes y servicios de la administración pública	3.560
Venta de servicios	3.560
INGRESOS DE OPERACIÓN	710.000
Ingresos financieros de instituciones financieras	710.000
B. GASTOS CORRIENTES	**1.127.880**
GASTOS DE CONSUMO	1.052.880
Remuneraciones	150.000
Sueldos, salarios y otras retribuciones	150.000
Compra de Bienes y servicios	868.560
Bienes de consumo	528.970
Servicios no personales	339.590
Depreciación y amortización	34.320
TRANSFERENCIAS Y DONACIONES CORRIENTES	75.000
Al sector privado	75.000
Donaciones corrientes al sector privado	75.000
Donaciones a personas	75.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**85.680**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**120.000**
RECURSOS PROPIOS DE CAPITAL	120.000
Ahorro/ Desahorro en Cuenta Corriente	85.680
Incremento de la depreciación y amortización acumuladas	34.320
B. GASTOS DE CAPITAL	**120.000**
INVERSIÓN REAL DIRECTA	120.000
Formación Bruta de Capital Fijo	120.000
Maquinaria, equipos y otros bienes muebles	120.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

26

Ministerio del Poder Popular para Relaciones Interiores y Justicia

A0003
Instituto Autónomo
Caja de Trabajo Penitenciario

INSTITUTO AUTÓNOMO CAJA DE TRABAJO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Autónomo Caja de Trabajo Penitenciario (IACTP), continuará sus funciones adaptando su operatividad a las condiciones y exigencias actuales del Sistema Nacional Penitenciario, manteniendo la capacitación laboral dirigida a la rehabilitación de la población de internos.

Para el logro de los objetivos, profundizará el fortalecimiento de la motivación, capacitación e incorporación de los privados de libertad en programas ocupacionales para reinsertarlos en la sociedad.

El presupuesto de ingresos estará financiado por el Ejecutivo Nacional a través del Ministerio del Poder Popular para Relaciones Interiores y Justicia, los mismos serán orientados a la atención de 1.800 internos distribuidos en los centros penitenciarios ubicados en el territorio nacional. Para ello, se dictarán talleres de valores humanos, autoestima, desarrollo personal, con el objeto de formar los internos con fines ocupacionales en las unidades de producción socialistas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**8.821.784**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**8.821.784**
Del Sector Público	8.821.784
Transferencias Corrientes Internas Recibidas del Sector Público	8.821.784
De la República	8.821.784
TOTAL RECURSOS	**8.821.784**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**8.821.784**
GASTOS DE CONSUMO	**7.220.158**
Remuneraciones	6.469.540
Sueldos, Salarios y Otras Retribuciones	2.788.159
Beneficios y Complementos de Sueldos y Salarios	1.166.304
Aportes Patronales	381.490
Prestaciones Sociales y Otras Indemnizaciones	1.107.612
Asistencia Socioeconómica	1.025.975
Compra de Bienes y Servicios	750.618
Bienes de Consumo	500.000
Servicios no Personales	250.618
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.601.626**
Al Sector Privado	1.601.626
Transferencias Corrientes al Sector Privado	1.601.626
Directas a Personas	1.601.626
Pensiones y Otros Beneficios Asociados	215.777
Jubilaciones y Otros Beneficios Asociados	430.077
Otras Transferencias Directas a Personas	955.772
TOTAL GASTOS	**8.821.784**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107752	Formación y Ocupación Laboral para la Población Penada Venezolana	Interno	540	1.260	1.800		8.821.784			8.821.784
	TOTAL						8.821.784			8.821.784

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**54**	**54**		**108**	**1.025.183**	**186.560**	**1.211.743**
Directivo	5	4		9	147.200		147.200
Profesional y Técnico	29	18		47	464.628	114.077	578.705
Personal Administrativo	17	2		19	155.665	2.141	157.806
Obrero	3	30		33	257.690	70.342	328.032
Personal Contratado	**21**	**36**		**57**	**339.869**		**339.869**
Profesional y Técnico	9	11		20	280.536		280.536
Personal Administrativo	12	20		32	20.652		20.652
Obrero		5		5	38.681		38.681
TOTAL	**75**	**90**		**165**	**1.365.052**	**186.560**	**1.551.612**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionado	**9**	**1**	**10**	**215.777**
Obrero	9	1	10	215.777
Jubilado	**8**	**17**	**25**	**430.077**
Obrero	6	13	19	253.829
Empleado	2	4	6	176.248
TOTAL	**17**	**18**	**35**	**645.854**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	6.469.540
4.02	Materiales, Suministros y Mercancías	500.000
4.03	Servicios No Personales	250.618
4.07	Transferencias y Donaciones	1.601.626
	TOTAL	**8.821.784**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**8.821.784**
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.821.784
Del Sector Público	8.821.784
Transferencias Corrientes Internas Recibidas del Sector Público	8.821.784
De la República	8.821.784
Recursos Ordinarios	8.247.862
Gestión Fiscal	573.922
B. GASTOS CORRIENTES	**8.821.784**
GASTOS DE CONSUMO	7.220.158
Remuneraciones	6.469.540
Sueldos, Salarios y Otras Retribuciones	2.788.159
Beneficios y Complementos de Sueldos y Salarios	1.166.304
Aportes Patronales	381.490
Prestaciones Sociales y Otras Indemnizaciones	1.107.612
Asistencia Socioeconómica	1.025.975
Compra de Bienes y Servicios	750.618
Bienes de Consumo	500.000
Servicios No Personales	250.618
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.601.626
Al Sector Privado	1.601.626
Transferencias Corrientes al Sector Privado	1.601.626
Directas a Personas	1.601.626
Pensiones y Otros Beneficios Asociados	215.777
Jubilaciones y Otros Beneficios Asociados	430.077
Otras Transferencias Directas a Personas	955.772
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0054

Instituto Autónomo
de Previsión Social del Cuerpo de Investigaciones
Científicas, Penales y Criminalísticas

INSTITUTO AUTÓNOMO DE PREVISIÓN SOCIAL DEL CUERPO DE INVESTIGACIONES CIENTÍFICAS, PENALES Y CRIMINALÍSTICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Cientificas, Penales y Criminalísticas (IPSOPOL), continuará garantizando el derecho que tienen los funcionarios jubilados y activos del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas de acceder a la seguridad social, promoviendo los servicios y sistemas que redunden en beneficios económicos y sociales de sus afiliados y familiares, tales como salud, educación, protección en contingencias de maternidad, enfermedad, invalidez y muerte. Así como administrar de manera eficiente los recursos materiales y financieros del fondo de jubilaciones y pensiones.

En tal sentido, el Instituto presenta las atribuciones siguientes:

- Proporcionar asistencia y protección a los funcionarios activos y jubilados del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas.
- Administrar eficientemente el fondo de jubilaciones y pensiones.
- Pronunciarse en torno a la procedencia del otorgamiento de pensiones de sobrevivientes, entre otras.
- Asistir a los funcionarios a través de la contratación de pólizas H.C.M y servicios funerarios.
- Atender las necesidades médicas de los funcionarios activos y jubilados, a través de convenios de atención médica en el interior del país.
- Buscar soluciones y prestar servicios educativos (planes de libre escolaridad a nivel nacional)
- Prestar asistencia psico-social.
- Efectuar el pago puntual de jubilaciones y pensiones.

En consecuencia, IPSOPOL en el año 2010 prestará un servicio eficiente y confiable que le permita desempeñarse como administrador del fondo de jubilaciones y pensiones, sin perder el carácter y la naturaleza para lo que fue creado: brindar un servicio eficiente a todos los funcionarios jubilados y activos del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**89.452.110**
INGRESOS NO TRIBUTARIOS	**14.209.752**
Ingresos por Aportes y Contribuciones a la Seguridad Social	14.209.752
INGRESOS DE LA PROPIEDAD	**4.679.316**
Intereses	4.679.316
Intereses Internos	4.679.316
Intereses por Títulos-Valores	4.659.724
Intereses por Depósitos	19.592
TRANSFERENCIAS Y DONACIONES CORRIENTES	**70.434.478**
Del Sector Público	70.434.478
Transferencias Corrientes Internas Recibidas del Sector Público	70.434.478
De la República	70.434.478
OTROS INGRESOS	**128.564**
Otros Ingresos Ordinarios	128.564
INGRESOS DE CAPITAL	**1.275.776**
RECURSOS PROPIOS DE CAPITAL	**1.275.776**
Incremento de la Depreciación y Amortización Acumuladas	1.275.776
TOTAL RECURSOS	**90.727.886**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**83.101.202**
GASTOS DE CONSUMO	**12.121.124**
Remuneraciones	4.931.316
Sueldos, Salarios y Otras Retribuciones	2.567.388
Beneficios y Complementos de Sueldos y Salarios	1.389.928
Aportes Patronales	185.724
Prestaciones Sociales y Otras Indemnizaciones	577.276
Asistencia Socioeconómica	211.000
Compra de Bienes y Servicios	5.017.720
Bienes de Consumo	1.592.000
Servicios No Personales	3.425.720
Impuestos Indirectos	896.312
Depreciación y Amortización	1.275.776
TRANSFERENCIAS Y DONACIONES CORRIENTES	**70.980.078**
Al Sector Privado	70.980.078
Transferencias Corrientes al Sector Privado	70.980.078
Directas a Personas	70.980.078
Pensiones y Otros Beneficios Asociados	17.781.052
Jubilaciones y Otros Beneficios Asociados	52.653.426
Otras Transferencias Directas a Personas	545.600
GASTOS DE CAPITAL	**4.385.544**
INVERSIÓN REAL DIRECTA	**4.385.544**
Formación Bruta de Capital Fijo	4.335.544
Maquinaria, Equipos y Otros Bienes Muebles	1.410.000
Construcciones de Bienes de Dominio Privado	2.925.544
Bienes Intangibles	50.000
APLICACIONES FINANCIERAS	**3.241.140**
INVERSIÓN FINANCIERA	**3.241.140**
Incremento de Otros Activos Financieros	3.241.140
Incremento de Disponibilidades	3.241.140
Incremento de Inversiones Temporales	3.241.140
TOTAL GASTOS	**90.727.886**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107882	Fortalecimiento del Sistema de Seguridad Social del CICPC	Pensión			4.653	20.293.408	70.434.478			90.727.886
	TOTAL					**20.293.408**	**70.434.478**			**90.727.886**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**48**	**19**		**67**	**1.459.092**		**1.459.092**
Profesional y Técnico	13	9		22	632.225		632.225
Personal Administrativo	35	10		45	826.867		826.867
TOTAL	**48**	**19**		**67**	**1.459.092**		**1.459.092**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**356**	**1.039**	**1.395**	**17.781.052**
Empleados	356	1.039	1.395	17.781.052
Jubilados	**1.246**	**2.011**	**3.257**	**52.653.426**
Empleados	1.246	2.011	3.257	52.653.426
TOTAL	**1.602**	**3.050**	**4.652**	**70.434.478**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	4.931.316
4.02	Materiales, Suministros y Mercancías	1.592.000
4.03	Servicios No Personales	4.322.032
4.04	Activos Reales	4.385.544
4.05	Activos Financieros	3.241.140
4.07	Transferencias y Donaciones	70.980.078
4.08	Otros Gastos	1.275.776
	TOTAL	**90.727.886**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**89.452.110**
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.434.478
Del Sector Público	70.434.478
Transferencias Corrientes Internas Recibidas del Sector Público	70.434.478
De la República	70.434.478
Recursos Ordinarios	55.274.759
Gestión Fiscal	15.159.719
INGRESOS NO TRIBUTARIOS	14.209.752
Ingresos por Aportes y Contribuciones a la Seguridad Social	14.209.752
INGRESOS DE LA PROPIEDAD	4.679.316
Intereses	4.679.316
Intereses Internos	4.679.316
Intereses por Títulos-Valores	4.659.724
Intereses por Depósitos	19.592
OTROS INGRESOS	128.564
Otros Ingresos Ordinarios	128.564
B. GASTOS CORRIENTES	**83.101.202**
GASTOS DE CONSUMO	12.121.124
Remuneraciones	4.931.316
Sueldos, Salarios y Otras Retribuciones	2.567.388
Beneficios y Complementos de Sueldos y Salarios	1.389.928
Aportes Patronales	185.724
Prestaciones Sociales y Otras Indemnizaciones	577.276

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Asistencia Socioeconómica	211.000
Compra de Bienes y Servicios	5.017.720
Bienes de Consumo	1.592.000
Servicios No Personales	3.425.720
Impuestos Indirectos	896.312
Depreciación y Amortización	1.275.776
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.980.078
Al Sector Privado	70.980.078
Transferencias Corrientes al Sector Privado	70.980.078
Directas a Personas	70.980.078
Pensiones y Otros Beneficios Asociados	17.781.052
Jubilaciones y Otros Beneficios Asociados	52.653.426
Otras Transferencias Directas a Personas	545.600
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**6.350.908**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**7.626.684**
RECURSOS PROPIOS DE CAPITAL	7.626.684
Ahorro/ Desahorro en Cuenta Corriente	6.350.908
Incremento de la Depreciación y Amortización Acumuladas	1.275.776
B. GASTOS DE CAPITAL	**4.385.544**
INVERSIÓN REAL DIRECTA	4.385.544
Formación Bruta de Capital Fijo	4.335.544
Maquinaria, Equipos y Otros Bienes Muebles	1.410.000
Construcciones de Bienes de Dominio Privado	2.925.544
Bienes Intangibles	50.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**3.241.140**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.241.140**
SUPERÁVIT FINANCIERO	3.241.140
B. APLICACIONES FINANCIERAS	**3.241.140**
INVERSION FINANCIERA	3.241.140
Incremento de Otros Activos Financieros	3.241.140
Incremento de Disponibilidades	3.241.140
Incremento de Inversiones Temporales	3.241.140

A0118
Fondo Nacional
para Edificaciones Penitenciarias
(FONEP)

FONDO NACIONAL PARA EDIFICACIONES PENITENCIARIAS (FONEP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Fondo Nacional para Edificaciones Penitenciarias (FONEP), como organismo estratégico del Sistema Penitenciario a través del Ministerio del Poder Popular para Relaciones Interiores y Justicia, ha contemplado dentro de sus lineamientos de acción estratégica el proyecto "Ampliación, Recuperación, Dotación y Construcción de la Infraestructura Penitenciaria", el cual está enfocado a mejorar el nivel de vida del interno a través de la construcción de nuevas Comunidades Penitenciarias, Intervenciones y Ampliaciones de Internados Judiciales, Centros de Tratamiento Comunitario y Unidades Técnicas de Apoyo, así como atender las emergencias que se presenten en los recintos penitenciarios que conforman la infraestructura penitenciaria.

Para el año 2010 el FONEP continuará orientando su propuesta de acción para el mejoramiento de las condiciones físicas, operativas y asistenciales de los Establecimientos Penitenciarios a nivel nacional, a objeto de generar ambientes idóneos para la reeducación de las personas privadas de libertad, entendiendo que con ello se ha de contribuir a la formación de una sociedad más solidaria y definitivamente más justa, orientados a satisfacer los requerimientos del régimen penitenciario y las necesidades de la población reclusa.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**13.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**13.000.000**
Del Sector Público	13.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	13.000.000
De la República	13.000.000
INGRESOS DE CAPITAL	**46.445.113**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**46.445.113**
Transferencias de Capital Recibidas del Sector Público	46.445.113
De la República	46.445.113
TOTAL RECURSOS	**59.445.113**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**12.680.298**
GASTOS DE CONSUMO	**12.301.913**
Remuneraciones	10.616.946
Sueldos, Salarios y Otras Retribuciones	3.216.074
Beneficios y Complementos de Sueldos y Salarios	3.047.233
Aportes Patronales	621.861
Prestaciones Sociales y Otras Indemnizaciones	862.176
Asistencia Socioeconómica	2.781.902
Otros Gastos de Personal	87.700
Compra de Bienes y Servicios	1.442.385
Bienes de Consumo	222.390
Servicios No Personales	1.219.995
Impuestos Indirectos	242.582
TRANSFERENCIAS Y DONACIONES CORRIENTES	**378.385**
Al Sector Privado	368.385
Transferencias Corrientes al Sector Privado	368.385
Directas a Personas	368.385
Jubilaciones y Otros Beneficios Asociados	368.385
Al Sector Público	10.000
Donaciones Corrientes al Sector Público	10.000
A la República	10.000
GASTOS DE CAPITAL	**46.625.213**
INVERSIÓN REAL DIRECTA	**42.825.213**
Formación Bruta de Capital Fijo	42.725.213
Maquinaria, Equipos y Otros Bienes Muebles	879.792
Construcciones de Bienes de Dominio Privado	34.470.085
Producción Propia (Gastos Capitalizables)	7.375.336
Remuneraciones	1.119.568
Sueldos, Salarios y Otras Retribuciones	1.119.568
Compra de Bienes y Servicios	959.630
Bienes de Consumo	959.630
Impuestos Indirectos	5.296.138
Bienes Intangibles	100.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**3.800.000**
Al Sector Público	3.800.000
Transferencias de Capital al Sector Público	3.800.000
A la República	3.800.000
APLICACIONES FINANCIERAS	**139.602**
DISMINUCIÓN DE PASIVOS	**139.602**
Disminución de Provisiones	139.602
Disminución de Provisiones para Despidos	139.602
TOTAL GASTOS	**59.445.113**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107607	Ampliación, Recuperación, Dotación y Construcción de la Infraestructura Penitenciaria	Metro Cuadrado			154.000		46.445.113			46.445.113
	TOTAL						**46.445.113**			**46.445.113**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		10.640.598			10.640.598
02	Gestión Administrativa		1.991.017			1.991.017
03	Previsión y Protección Social		368.385			368.385
	TOTAL		**13.000.000**			**13.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**31**	**4**	**74**	**1.340.652**		**1.340.652**
Directivo	10	7		17	413.652		413.652
Profesional y Técnico	9	13		22	407.736		407.736
Personal Administrativo	16	7		23	380.448		380.448
Obrero	4	4	4	12	138.816		138.816
Personal Contratado	**14**	**48**	**2**	**64**	**2.116.528**		**2.116.528**
Profesional y Técnico	14	16	2	32	996.960		996.960
Obrero		32		32	1.119.568		1.119.568
TOTAL	**53**	**79**	**6**	**138**	**3.457.180**		**3.457.180**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilado	**2**	**6**	**8**	**368.385**
Obrero	2	1	3	251.904
Empleado		5	5	116.481
TOTAL	**2**	**6**	**8**	**368.385**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.736.514
4.02	Materiales, suministros y mercancías	1.182.020
4.03	Servicios no personales	6.758.715
4.04	Activos reales	35.449.877
4.07	Transferencias y donaciones	4.178.385
4.11	Disminución de pasivos	139.602
	TOTAL	**59.445.113**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**13.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**13.000.000**
Del Sector Público	13.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	13.000.000
De la República	13.000.000
Recursos Ordinarios	13.000.000
B. GASTOS CORRIENTES	**12.680.298**
GASTOS DE CONSUMO	**12.301.913**
Remuneraciones	10.616.946
Sueldos, Salarios y Otras Retribuciones	3.216.074
Beneficios y Complementos de Sueldos y Salarios	3.047.233
Aportes Patronales	621.861
Prestaciones Sociales y Otras Indemnizaciones	862.176
Asistencia Socioeconómica	2.781.902
Otros Gastos de Personal	87.700
Compra de Bienes y Servicios	1.442.385
Bienes de Consumo	222.390
Servicios No Personales	1.219.995
Impuestos Indirectos	242.582
TRANSFERENCIAS Y DONACIONES CORRIENTES	**378.385**
Al Sector Privado	368.385
Transferencias Corrientes al Sector Privado	368.385
Directas a Personas	368.385
Jubilaciones y Otros Beneficios Asociados	368.385
Al Sector Público	10.000
Donaciones Corrientes al Sector Público	10.000
A la República	10.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**319.702**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**46.764.815**
RECURSOS PROPIOS DE CAPITAL	**319.702**
Ahorro/ Desahorro en Cuenta Corriente	319.702
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**46.445.113**
Transferencias de Capital Recibidas del Sector Público	46.445.113
De la República	46.445.113
Gestión Fiscal	46.445.113
B. GASTOS DE CAPITAL	**46.625.213**
INVERSIÓN REAL DIRECTA	**42.825.213**
Formación Bruta de Capital Fijo	42.725.213
Maquinaria, Equipos y Otros Bienes Muebles	879.792
Construcciones de Bienes de Dominio Privado	34.470.085
Producción Propia (Gastos Capitalizables)	7.375.336
Remuneraciones	1.119.568
Sueldos, Salarios y Otras Retribuciones	1.119.568
Bienes y Servicios	959.630
Bienes de Consumo	959.630
Impuestos Indirectos	5.296.138
Bienes Intangibles	100.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**3.800.000**
Al Sector Público	3.800.000
Transferencias de Capital al Sector Público	3.800.000
A la República	3.800.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**139.602**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**139.602**
SUPERÁVIT FINANCIERO	139.602
B. APLICACIONES FINANCIERAS	**139.602**
DISMINUCIÓN DE PASIVOS	**139.602**
Disminución de Otros Pasivos	139.602
Disminución de Provisiones y Reservas Técnicas	139.602
Disminución de Provisiones	139.602
Disminución de Provisiones para Despidos	139.602

A0423
Fundación Misión Identidad

FUNDACIÓN MISIÓN IDENTIDAD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Identidad para el año 2010, como organismo de apoyo al Servicio Administrativo de Identificación, Migración y Extranjería (SAIME), específicamente en la emisión de cédulas de identidad y en la ejecución de los proyectos de transformación y modernización de la infraestructura física y su plataforma tecnológica, tiene el compromiso de continuar encaminando sus esfuerzos en la implantación del proyecto de cedulación electrónica, aportando la adecuación de las infraestructuras y del talento humano capacitado para mejorar significativamente la operatividad del sistema de identificación, migración y extranjería.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**56.913.820**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**56.913.820**
Del Sector Público	56.913.820
Transferencias Corrientes Internas Recibidas del Sector Público	56.913.820
De la República	20.000.000
De los Entes Descentralizados Financieros No Bancarios	36.913.820
INGRESOS DE CAPITAL	**329.376**
RECURSOS PROPIOS DE CAPITAL	**329.376**
Incremento de la Depreciación y Amortización Acumuladas	329.376
TOTAL RECURSOS	**57.243.196**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**49.466.413**
GASTOS DE CONSUMO	**49.466.413**
Remuneraciones	19.919.008
Sueldos, Salarios y Otras Retribuciones	13.118.229
Beneficios y Complementos de Sueldos y Salarios	3.286.988
Aportes Patronales	1.327.422
Prestaciones Sociales y Otras Indemnizaciones	2.186.369
Compra de Bienes y Servicios	29.209.351
Bienes de Consumo	7.032.561
Servicios No Personales	22.176.790
Impuestos Indirectos	8.678
Depreciación y Amortización	329.376
GASTOS DE CAPITAL	**7.447.407**
INVERSIÓN REAL DIRECTA	**7.447.407**
Formación Bruta de Capital Fijo	7.447.407
Maquinaria, Equipos y Otros Bienes Muebles	2.133.179
Construcciones de Bienes de Dominio Privado	5.314.228
APLICACIONES FINANCIERAS	**329.376**
INVERSIÓN FINANCIERA	**329.376**
Incremento de Otros Activos Financieros	329.376
Incremento de Disponibilidades	329.376
Incremento de Bancos	329.376
TOTAL GASTOS	**57.243.196**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
108025	Fortalecimiento de la Misión Identidad	Oficina			4	329.376	20.000.000		36.913.820	57.243.196
	TOTAL					**329.376**	**20.000.000**		**36.913.820**	**57.243.196**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**229**	**257**		**486**	**10.210.944**		**10.210.944**
Profesional y Técnico	39	41		80	2.914.560		2.914.560
Personal Administrativo	190	216		406	7.296.384		7.296.384
TOTAL	229	257		486	10.210.944		10.210.944

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	19.919.008
4.02	Materiales, suministros y mercancías	7.032.561
4.03	Servicios no personales	22.185.468
4.04	Activos reales	7.447.407
4.05	Activos financieros	329.376
4.08	Otros gastos	329.376
	TOTAL	57.243.196

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**56.913.820**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**56.913.820**
Del Sector Público	56.913.820
Transferencias Corrientes Internas Recibidas del Sector Público	56.913.820
De la República	20.000.000
Ministerio del Poder Popular del Despacho de la Presidencia	20.000.000
Recursos Ordinarios	20.000.000
De los Entes Descentralizados Financieros no Bancarios	36.913.820
Fondo de Desarrollo Nacional, S.A. (FONDEN, S.A.)	36.913.820
B. GASTOS CORRIENTES	**49.466.413**
GASTOS DE CONSUMO	**49.466.413**
Remuneraciones	19.919.008
Sueldos, Salarios y Otras Retribuciones	13.118.229
Beneficios y Complementos de Sueldos y Salarios	3.286.988
Aportes Patronales	1.327.422
Prestaciones Sociales y Otras Indemnizaciones	2.186.369
Compra de Bienes y Servicios	29.209.351
Bienes de Consumo	7.032.561
Servicios No Personales	22.176.790
Impuestos Indirectos	8.678
Depreciación y amortización	329.376
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**7.447.407**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**7.776.783**
RECURSOS PROPIOS DE CAPITAL	**7.776.783**
Ahorro/ Desahorro en Cuenta Corriente	7.447.407
Incremento de la Depreciación y Amortización Acumuladas	329.376
B. GASTOS DE CAPITAL	**7.447.407**
INVERSIÓN REAL DIRECTA	**7.447.407**
Formación Bruta de Capital Fijo	7.447.407
Maquinaria, Equipos y Otros Bienes Muebles	2.133.179
Construcciones de Bienes de Dominio Privado	5.314.228
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**329.376**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**329.376**
SUPERÁVIT FINANCIERO	329.376
B. APLICACIONES FINANCIERAS	**329.376**
INVERSIÓN FINANCIERA	**329.376**
Incremento de Otros Activos Financieros	329.376
Incremento de Disponibilidades	329.376
Incremento de Bancos	329.376

A1303

Servicio Autónomo
de Registros y Notarías
(SAREN)

SERVICIO AUTÓNOMO DE REGÍSTROS Y NOTARÍAS (SAREN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo de Registros y Notarías (SAREN) constituye un soporte fundamental en el logro de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2008-20013, y de los objetivos estratégicos de la nación. En este sentido, SAREN desarrollará acciones de impacto, mediante la centralización de los ingresos por los distintos ramos del sistema registral y notarial a nivel nacional.

En tal sentido, el SAREN regulará la organización, funcionamiento, administración y las competencias de los registros principales, mercantiles, públicos y notarías, a través de la sistematización, digitilización y centralización de todas las transacciones registrales y notariales del país, así como la recaudación de los fondos provenientes de las tasas por concepto de la prestación del servicio.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.403.092.617**
INGRESOS NO TRIBUTARIOS	**1.403.092.617**
Tasas	1.403.092.617
INGRESOS DE CAPITAL	**8.876.665**
RECURSOS PROPIOS DE CAPITAL	**8.876.665**
Incremento de la Depreciación y Amortización Acumuladas	8.876.665
TOTAL RECURSOS	**1.411.969.282**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.362.030.467**
GASTOS DE CONSUMO	**1.306.662.707**
Remuneraciones	1.116.307.711
Sueldos, Salarios y Otras Retribuciones	583.867.994
Beneficios y Complementos de Sueldos y Salarios	184.121.889
Aportes Patronales	39.417.715
Prestaciones Sociales y Otras Indemnizaciones	74.136.330
Asistencia Socioeconómica	234.763.783
Compra de Bienes y Servicios	181.478.331
Bienes de Consumo	47.211.636
Servicios No Personales	134.266.695
Depreciación y Amortización	8.876.665
TRANSFERENCIAS Y DONACIONES CORRIENTES	**55.367.760**
Al Sector Privado	55.367.760
Transferencias Corrientes al Sector Privado	55.367.760
Directas a Personas	55.367.760
Pensiones y Otros Beneficios Asociados	25.683.880
Jubilaciones y Otros Beneficios Asociados	25.683.880
Otras Transferencias Directas a Personas	4.000.000
GASTOS DE CAPITAL	**43.950.000**
INVERSION REAL DIRECTA	**43.950.000**
Formación Bruta de Capital Fijo	43.950.000
Edificios e Instalaciones	20.000.000
Maquinaria, Equipos y Otros Bienes Muebles	23.950.000
APLICACIONES FINANCIERAS	**5.988.815**
DISMINUCION DE PASIVOS	**5.988.815**
Disminución de Cuentas y Efectos por Pagar	5.988.815
Disminución de Otras Cuentas y Efectos por Pagar	5.988.815
Disminución de Otras Cuentas por Pagar a Corto Plazo	5.988.815
TOTAL GASTOS	**1.411.969.282**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107957	Articulación de los Procesos Operativos de la Fase III del Servicio Autónomo de Registros y Notarias (SAREN).	Trámite			75.000.000	1.411.969.282				1.411.969.282
	TOTAL					**1.411.969.282**				**1.411.969.282**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7.002**	**2.998**		**10.000**	**130.974.036**		**130.974.036**
Directivo	722	308		1.030	17.939.158		17.939.158
Profesional y Técnico	1.274	545		1.819	28.510.765		28.510.765
Personal Administrativo	4.306	1.845		6.151	72.914.113		72.914.113
Obrero	700	300		1.000	11.610.000		11.610.000
TOTAL	7.002	2.998		10.000	130.974.036		130.974.036

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionado	**490**	**210**	**700**	**25.683.880**
Empleado	490	210	700	25.683.880
Jubilado	**490**	**210**	**700**	**25.683.880**
Empleado	490	210	700	25.683.880
TOTAL	980	420	1.400	51.367.760

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	1.116.307.711
4.02	Materiales, Suministros y Mercancías	47.211.636
4.03	Servicios No Personales	134.266.695
4.04	Activos Reales	43.950.000
4.07	Transferencias y Donaciones	55.367.760
4.08	Otros Gastos	8.876.665
4.11	Disminución de Pasivos	5.988.815
	TOTAL	**1.411.969.282**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.403.092.617**
INGRESOS NO TRIBUTARIOS	1.403.092.617
Tasas	1.403.092.617
B. GASTOS CORRIENTES	**1.362.030.467**
GASTOS DE CONSUMO	1.306.662.707
Remuneraciones	1.116.307.711
Sueldos, Salarios y Otras Retribuciones	583.867.994
Beneficios y Complementos de Sueldos y Salarios	184.121.889
Aportes Patronales	39.417.715
Prestaciones Sociales y Otras Indemnizaciones	74.136.330
Asistencia Socioeconómica	234.763.783
Compra de Bienes y Servicios	181.478.331
Bienes de Consumo	47.211.636
Servicios No Personales	134.266.695
Depreciación y Amortización	8.876.665
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.367.760
Al Sector Privado	55.367.760
Transferencias Corrientes al Sector Privado	55.367.760
Directas a Personas	55.367.760
Pensiones y Otros Beneficios Asociados	25.683.880
Jubilaciones y Otros Beneficios Asociados	25.683.880
Otras Transferencias Directas a Personas	4.000.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**41.062.150**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**49.938.815**
RECURSOS PROPIOS DE CAPITAL	49.938.815
Ahorro/ Desahorro en Cuenta Corriente	41.062.150
Incremento de la Depreciación y Amortización Acumuladas	8.876.665

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**43.950.000**
INVERSIÓN REAL DIRECTA	43.950.000
Formación Bruta de Capital Fijo	43.950.000
Edificios e Instalaciones	20.000.000
Maquinaria, Equipos y Otros Bienes Muebles	23.950.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**5.988.815**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.988.815**
SUPERÁVIT FINANCIERO	5.988.815
B. APLICACIONES FINANCIERAS	**5.988.815**
DISMINUCIÓN DE PASIVOS	5.988.815
Disminución de Cuentas y Efectos por Pagar	5.988.815
Disminución de Otras Cuentas y Efectos por Pagar	5.988.815
Disminución de Otras Cuentas por Pagar a Corto Plazo	5.988.815

A1342

Servicio Administrativo
de Identificación, Migración y Extranjería
(SAIME)

SERVICIO ADMINISTRATIVO DE IDENTIFICACIÓN, MIGRACIÓN Y EXTRANJERÍA (SAIME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Administrativo de Identificación, Migración y Extranjería (SAIME), tiene como misión otorgar un documento de identidad confiable y seguro a nivel nacional e internacional, asimismo, llevar a cabo el control exhaustivo de extranjeros como control migratorio.

En tal sentido, para el ejercicio fiscal 2010 proyecta el plan del pasaporte electrónico más seguro a nivel mundial con el chip de 72 kb, igualmente la implantación de la cédula electrónica la cual tendrá una tecnología de mayor seguridad y con una memoria de almacenaje de información relevante como: nombre, apellido, color de ojos, piel; cabello, dirección, Rif, entre otros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**273.019.203**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**153.619.380**
Venta de Otros Bienes y Servicios	153.619.380
TRANSFERENCIAS Y DONACIONES CORRIENTES	**119.399.823**
Del Sector Público	119.399.823
Transferencias Corrientes Internas Recibidas del Sector Público	119.399.823
De la República	119.399.823
TOTAL RECURSOS	**273.019.203**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**260.790.889**
GASTOS DE CONSUMO	**260.790.889**
Remuneraciones	136.598.077
Sueldos, Salarios y Otras Retribuciones	83.572.631
Aportes Patronales	19.004.286
Prestaciones Sociales y Otras Indemnizaciones	17.738.466
Otros Gastos de Personal	16.282.694
Compra de Bienes y Servicios	124.192.812
Bienes de Consumo	103.969.300
Servicios no Personales	20.223.512
GASTOS DE CAPITAL	**12.228.314**
INVERSION REAL DIRECTA	**12.228.314**
Formación Bruta de Capital Fijo	12.228.314
Maquinaria, Equipos y Otros Bienes Muebles	12.228.314
TOTAL GASTOS	**273.019.203**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107983	Optimizar el Servicio de Identificación, Migración y Extranjería	Población Atendida			7.500.000	153.619.380	119.399.823			273.019.203
	TOTAL					**153.619.380**	**119.399.823**			**273.019.203**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.104**	**1.012**		**2.116**	**27.388.817**	**31.904.952**	**59.293.769**
Directivo	6	17		23	382.356		382.356
Profesional y Técnico	249	240		489	8.378.832	11.432.148	19.810.980
Personal Administrativo	716	617		1.333	15.476.141	16.438.390	31.914.531
Obrero	133	138		271	3.151.488	4.034.414	7.185.902
TOTAL	**1.104**	**1.012**		**2.116**	**27.388.817**	**31.904.952**	**59.293.769**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	136.598.077
4.02	Materiales, Suministros y Mercancías	103.969.300
4.03	Servicios no Personales	20.223.512
4.04	Activos Reales	12.228.314
	TOTAL	**273.019.203**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**273.019.203**
TRANSFERENCIAS Y DONACIONES CORRIENTES	119.399.823
Del Sector Público	119.399.823
Transferencias Corrientes Internas Recibidas del Sector Público	119.399.823
De la República	119.399.823
Recursos Ordinarios	102.370.894
Gestión Fiscal	17.028.929
Ingresos por la Venta de Bienes y Servicios de la Administración Pública	153.619.380
Venta de Otros Bienes y Servicios	153.619.380
B. GASTOS CORRIENTES	**260.790.889**
GASTOS DE CONSUMO	260.790.889
Remuneraciones	136.598.077
Sueldos, Salarios y Otras Retribuciones	83.572.631
Aportes Patronales	19.004.286
Prestaciones Sociales y Otras Indemnizaciones	17.738.466
Otros Gastos de Personal	16.282.694
Compra de Bienes y Servicios	124.192.812
Bienes de Consumo	103.969.300
Servicios No Personales	20.223.512
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**12.228.314**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**12.228.314**
RECURSOS PROPIOS DE CAPITAL	12.228.314
Ahorro/ Desahorro en Cuenta Corriente	12.228.314

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**12.228.314**
INVERSIÓN REAL DIRECTA	12.228.314
Formación Bruta de Capital Fijo	12.228.314
Maquinaria, Equipos y Otros Bienes Muebles	12.228.314
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

29
Ministerio del Poder Popular para la Planificación y Desarrollo

A0015

Corporación de Desarrollo
de la Región Central
(CORPOCENTRO)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN CENTRAL (CORPOCENTRO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Corporación de Desarrollo de la Región Central, adscrita al Ministerio del Poder Popular para la Planificación y Desarrollo, originalmente tuvo como ámbito de acción los Estados Aragua, Carabobo y Cojedes; en el año 2000 se amplió su gestión a los Estados: Miranda, Vargas y Distrito Capital. Su política institucional tiene como objetivo principal promover el desarrollo integral de la Región Central, en concordancia con las directrices del Proyecto Nacional Simón Bolívar – Primer Plan Socialista (PPS) de Desarrollo Económico y Social de la Nación 2007-2013, mediante la planificación, promoción y coordinación de un desarrollo armónico, sustentable con la efectiva participación del poder comunal. Asimismo, se continuará con la realización de estudios, proyectos, estadísticas, asesorías, asistencia técnica y capacitación, con el fin de elevar la capacidad de gestión de las organizaciones públicas y privadas que propicien el bienestar social y la calidad de vida del colectivo.

POLÍTICA DE FINANCIAMIENTO

Para el año 2010, la Corporación de Desarrollo de la Región Central estimó un Presupuesto en Bs. 17.022.387, conformado por las siguientes fuentes de financiamiento: Bs. 15.424.552 por aporte del Ejecutivo Nacional a través del Ministerio del Poder Popular para la Planificación y Desarrollo; Bs. 1.198.000 por transacciones financieras y Bs. 399.835 por incremento de la depreciación acumulada.

POLÍTICA DE GASTOS

Dentro de las principales metas de la Corporación, se encuentran: impulso del nuevo modelo productivo socialista y de las cadenas productivas de ganadería, minería y piscicultura en la Región Central; fortalecimiento del poder popular para la planificación y articulación del desarrollo comunal y de la gestión de información estadística; así como el fomento de la actividad piscícola en la Región Central.

Las acciones centralizadas, demandarán la cantidad de Bs. 10.762.961 y los proyectos la cantidad de Bs. 6.259.426.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**15.424.552**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**15.424.552**
Del sector público	15.424.552
Transferencias corrientes internas recibidas del sector público	15.424.552
De la República	15.424.552
INGRESOS DE CAPITAL	**399.835**
RECURSOS PROPIOS DE CAPITAL	**399.835**
Incremento de la depreciación y amortización acumuladas	399.835
FUENTES DE FINANCIAMIENTO	**1.198.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.198.000**
Disminución de otros activos financieros	1.198.000
Disminución de disponibilidades	1.198.000
Disminución de Bancos	1.198.000
TOTAL RECURSOS	**17.022.387**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**15.824.387**
GASTOS DE CONSUMO	**15.338.463**
Remuneraciones	14.744.844
Sueldos, salarios y otras retribuciones	5.864.921
Beneficios y complementos de sueldos y salarios	4.392.901
Aportes patronales	656.932
Prestaciones sociales y otras indemnizaciones	1.648.978
Asistencia socioeconómica	2.181.112
Compra de Bienes y servicios	193.784
Servicios no personales	193.784
Depreciación y amortización	399.835
TRANSFERENCIAS Y DONACIONES CORRIENTES	**485.924**
Al sector privado	485.924
Transferencias corrientes al sector privado	485.924
Directas a personas	485.924
Pensiones y otros beneficios asociados	61.384
Jubilaciones y otros beneficios asociados	424.540
APLICACIONES FINANCIERAS	**1.198.000**
DISMINUCION DE PASIVOS	**1.198.000**
Disminución de cuentas y efectos por pagar	1.198.000
Disminución de cuentas y efectos por pagar a corto plazo	1.198.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	52.000
Disminución de aportes patronales y retenciones laborales por pagar	1.033.500
Disminución cuentas por pagar a proveedores a corto plazo	112.500
TOTAL GASTOS	**17.022.387**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106976	Formación y capacitación para el impulso del nuevo modelo productivo socialista.	Taller			200		1.750.575			1.750.575
107020	Impulso de las cadenas productivas de Ganadería, Minería y Piscicultura en la Región Central	Proyecto			10		1.558.139			1.558.139
107063	Fomento de la Actividad Piscícola en la Región Central	Hectárea			10.800		582.475			582.475
107071	Formación para la Formulación de los Planes de Desarrollo.	Taller / Curso			1		933.390			933.390
107079	Fortalecimiento del Poder Popular para la Planificación y Articulación del Desarrollo Comunal	Plan			10		995.990			995.990
107086	Fortalecimiento de la Gestión de Información Estadística en la Región Central	Base de Datos			1		438.857			438.857
	TOTAL						6.259.426			6.259.426

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		8.504.037			8.504.037
02	Gestión Administrativa		175.165		1.597.835	1.773.000
03	Previsión y Protección Social		485.924			485.924
	TOTAL		**9.165.126**		**1.597.835**	**10.762.961**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**68**	**75**		**143**	**2.163.921**	**838.904**	**3.002.825**
Directivo	4	2		6	127.165	35.673	162.838
Profesional y Técnico	45	15		60	1.123.772	565.762	1.689.534
Personal Administrativo	12	5		17	219.102	91.214	310.316
Obrero	7	53		60	693.882	146.255	840.137
Personal Contratado	**80**	**21**		**101**	**1.904.821**		**1.904.821**
Profesional y Técnico	60	12		72	1.513.916		1.513.916
Personal Administrativo	20	9		29	390.905		390.905
TOTAL	**148**	**96**		**244**	**4.068.742**	**838.904**	**4.907.646**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**	**1**	**2**	**80.504**
Empleados	1	1	2	80.504
Jubilados	**6**	**7**	**13**	**548.820**
Empleados	6	7	13	548.820
TOTAL	**7**	**8**	**15**	**629.324**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	14.744.844
4.03	Servicios no personales	193.784
4.07	Transferencias y donaciones	485.924
4.08	Otros gastos	399.835
4.11	Disminución de pasivos	1.198.000
	TOTAL	**17.022.387**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**15.424.552**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.424.552
Del sector público	15.424.552
Transferencias corrientes internas recibidas del sector público	15.424.552
De la República	15.424.552
Recursos Ordinarios	15.424.552
B. GASTOS CORRIENTES	**15.824.387**
GASTOS DE CONSUMO	15.338.463
Remuneraciones	14.744.844
Sueldos, salarios y otras retribuciones	5.864.921
Beneficios y complementos de sueldos y salarios	4.392.901
Aportes patronales	656.932
Prestaciones sociales y otras indemnizaciones	1.648.978
Asistencia socioeconómica	2.181.112
Compra de Bienes y servicios	193.784
Servicios no personales	193.784
Depreciación y amortización	399.835
TRANSFERENCIAS Y DONACIONES CORRIENTES	485.924
Al sector privado	485.924
Transferencias corrientes al sector privado	485.924
Directas a personas	485.924
Pensiones y otros beneficios asociados	61.384
Jubilaciones y otros beneficios asociados	424.540
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(399.835)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(399.835)
Incremento de la depreciación y amortización acumuladas	399.835
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.198.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.198.000
Disminución de otros activos financieros	1.198.000
Disminución de disponibilidades	1.198.000
Disminución de Bancos	1.198.000
B. APLICACIONES FINANCIERAS	**1.198.000**
DISMINUCIÓN DE PASIVOS	1.198.000
Disminución de cuentas y efectos por pagar	1.198.000
Disminución de cuentas y efectos por pagar a corto plazo	1.198.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	52.000
Disminución de aportes patronales y retenciones laborales por pagar	1.033.500
Disminución cuentas por pagar a proveedores a corto plazo	112.500

A0016

Corporación de Desarrollo
de la Región de los Llanos
(CORPOLLANOS)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS LLANOS (CORPOLLANOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Corporación de Desarrollo de la Región de los Llanos (Corpollanos), adscrita al Ministerio del Poder Popular para la Planificación y Desarrollo, tiene como ámbito de acción los estados Guárico y Apure, su política institucional tiene como objetivo principal promover el desarrollo integral de la Región de los Llanos, en concordancia con las directrices del Plan Nacional Simón Bolívar, Primer Plan Socialista de Desarrollo Económico y Social de la Nación 2007-2013, mediante la planificación, promoción y coordinación de un desarrollo armónico sustentable con la efectiva participación del poder comunal.

POLÍTICA DE FINANCIAMIENTO

Para el año 2010, Corpollanos estima un Presupuesto en Bs. 10.221.918, recursos provenientes del aporte del Ejecutivo Nacional a través del Ministerio del Poder Popular para la Planificación y Desarrollo por Bs.10.195.518 y por el Incremento de la Depreciación y Amortización Acumuladas la cantidad de Bs. 26.400.

POLÍTICA DE GASTOS

Para llevar a cabo la elaboración y ejecución de proyectos se estima un monto de Bs. 4.717.214, a objeto de promover el crecimiento de la Región de los Llanos, y con ello fortalecer el desarrollo endógeno como una forma de contribuir a la trasformación social, cultural y económica que el país requiere.

En este contexto se impulsan los siguientes proyectos: Fortalecimiento de las Instancias de Planificación de las Gobernaciones y Alcaldías de la Región de los Llanos; Fortalecimiento del Conocimiento Tecno Político del Ciudadano, Ciudadana, Servidor y Servidora Pública de la Región de los Llanos para la Planificación; Planificación Territorial para el Desarrollo Integral de la Región de los Llanos; Propuesta Programática de Capacitación, Asesoría y Asistencia Técnica de CORPOLLANOS, Fase III; Orientación Estratégica de la Inversión Socio-productiva en la Región de los Llanos; Seguridad Alimentaria y Organización Comunal. Fase II y Fortalecimiento y apoyo a las comunas y demás instancias de participación popular.

Para la ejecución de las acciones centralizadas se estimó un monto de Bs.5.504.704, los cuales serán destinados para atender gastos propios de la Corporación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.195.518**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.195.518
Del sector público	10.195.518
Transferencias corrientes internas recibidas del sector público	10.195.518
De la República	10.195.518
INGRESOS DE CAPITAL	**26.400**
RECURSOS PROPIOS DE CAPITAL	**26.400**
Incremento de la depreciación y amortización acumuladas	26.400
TOTAL RECURSOS	**10.221.918**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**9.775.418**
GASTOS DE CONSUMO	9.476.488
Remuneraciones	7.694.167
Sueldos, salarios y otras retribuciones	2.153.022
Beneficios y complementos de sueldos y salarios	1.226.448
Aportes patronales	314.207
Prestaciones sociales y otras indemnizaciones	808.482
Asistencia socioeconómica	2.194.887
Otros gastos de personal	997.121
Compra de Bienes y servicios	1.506.256
Bienes de consumo	823.000
Servicios no personales	683.256
Impuestos indirectos	249.665
Depreciación y amortización	26.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	298.930
Al sector privado	298.930
Transferencias corrientes al sector privado	298.930
Directas a personas	298.930
Pensiones y otros beneficios asociados	149.465
Jubilaciones y otros beneficios asociados	149.465

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**446.500**
INVERSIÓN REAL DIRECTA	**446.500**
Formación Bruta de Capital Fijo	446.500
Maquinaria, equipos y otros bienes muebles	64.000
Construcciones de bienes de dominio privado	382.500
TOTAL GASTOS	**10.221.918**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
107754	Fortalecimiento de las Instancias de Planificación de las Gobernaciones y Alcaldías de la Región de los Llanos.	02-01-2010	31-12-2012		402.512			402.512
107925	Fortalecimiento del Conocimiento Tecno Político del Ciudadano, Ciudadana, Servidor y Servidora Pública de la Región de los Llanos para la Planificación.	02-01-2010	31-12-2012		723.499			723.499
	TOTAL				1.126.011			1.126.011

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107754	Fortalecimiento de las Instancias de Planificación de las Gobernaciones y Alcaldías de la Región de los Llanos.	Asesoría			37		402.512			402.512
107925	Fortalecimiento del Conocimiento Tecno Político del Ciudadano, Ciudadana, Servidor y Servidora Pública de la Región de los Llanos para la Planificación.	Persona			2.350		723.499			723.499
107956	Planificación Territorial para el Desarrollo Integral de la Región de los Llanos.	Documento			7		556.924			556.924
107999	Propuesta Programática de Capacitación, Asesoría y Asistencia Técnica de CORPOLLANOS. Fase III.	Taller			60		607.327			607.327
108001	Orientación Estratégica de la Inversión Socio-productiva en la Región de los Llanos.	Proyecto			27		650.801			650.801
108019	Seguridad Alimentaria y Organización Comunal. Fase II.	Comunidad			20		1.176.654			1.176.654
108029	Fortalecimiento y apoyo a las comunas y demás instancias de participación popular.	Comunidad Organizada y Participante			240		599.497			599.497
	TOTAL						4.717.214			4.717.214

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.312.289			4.312.289
02	Gestión Administrativa		867.085		26.400	893.485
03	Previsión y Protección Social		298.930			298.930
	TOTAL		**5.478.304**		**26.400**	**5.504.704**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**29**	**9**	**11**	**49**	**951.109**		**951.109**
Directivo	9	5	6	20	415.200		415.200
Profesional y Técnico	11	4		15	342.568		342.568
Personal Administrativo	3		5	8	110.476		110.476
Obrero	6			6	82.865		82.865
Personal Contratado	**34**	**39**		**73**	**1.156.291**		**1.156.291**
Profesional y Técnico	14	17		31	530.721		530.721
Personal Administrativo	10	10		20	353.814		353.814
Obrero	10	12		22	271.756		271.756
TOTAL	**63**	**48**	**11**	**122**	**2.107.400**		**2.107.400**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**4**	**5**	**9**	**149.465**
Empleados	4	5	9	149.465
Jubilados	**8**		**8**	**149.465**
Empleados	8		8	149.465
TOTAL	**12**	**5**	**17**	**298.930**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	7.694.167
4.02	Materiales, suministros y mercancías	823.000
4.03	Servicios no personales	932.921
4.04	Activos reales	446.500
4.07	Transferencias y donaciones	298.930
4.08	Otros gastos	26.400
	TOTAL	**10.221.918**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.195.518**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.195.518
Del sector público	10.195.518
Transferencias corrientes internas recibidas del sector público	10.195.518
De la República	10.195.518
Recursos Ordinarios	10.195.518
B. GASTOS CORRIENTES	**9.775.418**
GASTOS DE CONSUMO	9.476.488
Remuneraciones	7.694.167
Sueldos, salarios y otras retribuciones	2.153.022
Beneficios y complementos de sueldos y salarios	1.226.448
Aportes patronales	314.207
Prestaciones sociales y otras indemnizaciones	808.482
Asistencia socioeconómica	2.194.887
Otros gastos de personal	997.121
Compra de Bienes y servicios	1.506.256
Bienes de consumo	823.000
Servicios no personales	683.256
Impuestos indirectos	249.665
Depreciación y amortización	26.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	298.930
Al sector privado	298.930
Transferencias corrientes al sector privado	298.930
Directas a personas	298.930
Pensiones y otros beneficios asociados	149.465
Jubilaciones y otros beneficios asociados	149.465
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**420.100**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**446.500**
RECURSOS PROPIOS DE CAPITAL	446.500
Ahorro/ Desahorro en Cuenta Corriente	420.100
Incremento de la depreciación y amortización acumuladas	26.400
B. GASTOS DE CAPITAL	**446.500**
INVERSIÓN REAL DIRECTA	446.500
Formación Bruta de Capital Fijo	446.500
Maquinaria, equipos y otros bienes muebles	64.000
Construcciones de bienes de dominio privado	382.500
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0018
Corporación de Desarrollo
de la Región de los Andes
(CORPOANDES)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS ANDES (CORPOANDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Al constituirse como Institución de respuestas oportunas y fuente confiable de información y documentación para la promoción del desarrollo integral de la Región de los Andes, CORPOANDES colabora en coordinación con los organismos nacionales, estadales, municipales y privados, en la elaboración de los proyectos de leyes, planes y programas que inciden en el desarrollo de la Región, ajustada a la nueva técnica de presupuesto por proyectos, basado en las directrices estratégicas del Proyecto Nacional Simón Bolívar, Primer Plan Socialista de Desarrollo Económico y Social de la Nación 2007 -2013.

La Corporación impulsará el desarrollo de los proyectos orientados al fortalecimiento del sistema integrado de planes de ordenación del territorio en la Región de los Andes, basado en la nueva geopolítica nacional, Sistema de Información Geográfica de la Región de los Andes (SIGRA), este proyecto consolida una red socio-institucional que proporciona información cualitativa y cuantitativa para un mejor control de la gestión pública; acompañamiento en el proceso de formulación de planes de desarrollo comunitario en la Región de Los Andes, la meta de este proyecto es la construcción del nuevo modelo democrático de participación popular y está dirigido a los Consejos Comunales, promover el desarrollo endógeno de las actividades socioproductivas y de la infraestructura de apoyo a la producción agrícola e industrial en la Región de Los Andes, se pretende alcanzar la trasformación en la estructura socioeconómica regional conforme a las acciones específicas del proyecto, referidas al impulso e industrialización del cacao; fortalecimiento de los Distritos productivos en los rubros frutales, pesca y bovinos; el mejoramiento y consolidación de los sistemas de riego y la promoción del desarrollo de los parques industriales planteados para alcanzar un desarrollo y crecimiento armónico de la economía Regional.

POLÍTICA DE FINANCIAMIENTO

El monto del presupuesto para el ejercicio 2010, asciende a la cantidad de Bs. 18.722.778, recursos provenientes de las siguientes fuentes: transferencias corrientes de la República por órgano del Ministerio del Poder Popular para la Planificación y Desarrollo Bs. 15.713.283; venta de servicios Bs. 2.520; ingresos de la propiedad Bs. 1.936.975; incremento de la depreciación acumulada, Bs. 20.000; y disminución de caja y bancos Bs. 1.050.000.

POLÍTICA DE GASTOS

De los mencionados recursos, se destinarán a gastos corrientes Bs. 17.422.178, a gastos de capital Bs. 250.600 y para las aplicaciones financieras Bs. 1.050.000; en otros términos, Bs. 7.941.978 financiarán los proyectos que desarrollará la Corporación y Bs. 10.780.800 para acciones centralizadas o gastos de funcionamiento.

En este sentido, se ejecutarán cuatro proyectos destinados al fortalecimiento del sistema integrado de planes de ordenación del territorio en la Región de Los Andes, por un costo de 3.836.403; al Sistema de Información Geográfica de la Región de los Andes (SIGRA), para lo cual se asignarán para el ejercicio 2010, Bs. 1.465.676; a promover el desarrollo endógeno de las actividades socioproductivas y de la infraestructura de apoyo a la producción agrícola e industrial en la Región de Los Andes, para el cual se presupuestó para el ejercicio 2010, Bs. 1.455.158, y para el acompañamiento en el proceso de formulación de planes de desarrollo comunitario en la Región de los Andes Bs. 1.184.741.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**17.652.778**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.520
Venta de otros bienes y servicios	2.520
INGRESOS DE LA PROPIEDAD	1.936.975
Intereses	514.480
Intereses internos	514.480
Intereses por depósitos	514.480
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.422.495
Utilidades, rentas y dividendos entes descentralizados no Petroleros	1.250.000
Alquileres	172.495
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.713.283
Del sector público	15.713.283
Transferencias corrientes internas recibidas del sector público	15.713.283
De la República	15.713.283
INGRESOS DE CAPITAL	**20.000**
RECURSOS PROPIOS DE CAPITAL	**20.000**
Incremento de la depreciación y amortización acumuladas	20.000
FUENTES DE FINANCIAMIENTO	**1.050.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.050.000**
Disminución de otros activos financieros	1.050.000
Disminución de disponibilidades	1.050.000
Disminución de Bancos	1.050.000
TOTAL RECURSOS	**18.722.778**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.422.178**
GASTOS DE CONSUMO	14.213.113
Remuneraciones	11.831.074
Sueldos, salarios y otras retribuciones	3.369.641
Beneficios y complementos de sueldos y salarios	5.049.129
Aportes patronales	377.220
Prestaciones sociales y otras indemnizaciones	1.096.001
Asistencia socioeconómica	1.066.057
Otros gastos de personal	873.026
Compra de Bienes y servicios	2.362.039
Bienes de consumo	918.292
Servicios no personales	1.443.747
Depreciación y amortización	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.209.065
Al sector privado	3.209.065
Transferencias corrientes al sector privado	3.189.065
Directas a personas	3.189.065
Pensiones y otros beneficios asociados	428.802
Jubilaciones y otros beneficios asociados	2.760.263
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**250.600**
INVERSIÓN REAL DIRECTA	**250.600**
Formación Bruta de Capital Fijo	160.800
Maquinaria, equipos y otros bienes muebles	160.800
Bienes intangibles	89.800
APLICACIONES FINANCIERAS	**1.050.000**
DISMINUCIÓN DE PASIVOS	**1.050.000**
Disminución de cuentas y efectos por pagar	152.400
Disminución de cuentas y efectos por pagar a corto plazo	152.400
Disminución de aportes patronales y retenciones laborales por pagar	117.330
Disminución cuentas por pagar a proveedores a corto plazo	35.070
Disminución de otros pasivos a mediano y largo plazo	897.600
TOTAL GASTOS	**18.722.778**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
73942	Fortalecimiento del Sistema Integrado de Planes de Ordenación del Territorio en la Región de Los Andes.	01-01-2008	31-12-2010	6.145.798	3.836.403			9.982.201
98916	Sistema de Información Geográfica de la Región de Los Andes (SIGRA)	01-01-2009	31-12-2013	403.688	1.465.676	2.831.247	6.617.899	11.318.510
106924	Promover el desarrollo endógeno de las actividades socioproductivas y de la infraestructura de apoyo a la producción agrícola e industrial en La Región de Los Andes	01-01-2010	31-12-2012		1.455.158	2.203.517	2.539.078	6.197.753
106925	Acompañamiento en el proceso de Formulación de Planes de Desarrollo comunitario en la Región de Los Andes	01-01-2010	31-12-2012		1.184.741	2.113.666	2.550.463	5.848.870
TOTAL				**6.549.486**	**7.941.978**	**7.148.430**	**11.707.440**	**33.347.334**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
73942	Fortalecimiento del Sistema Integrado de Planes de Ordenación del Territorio en la Región de Los Andes.	Plan			56		3.836.403			3.836.403
98916	Sistema de Información Geográfica de la Región de Los Andes (SIGRA)	Sistema			1		1.465.676			1.465.676
106924	Promover el desarrollo endógeno de las actividades socioproductivas y de la infraestructura de apoyo a la producción agrícola e industrial en La Región de Los Andes	Proyecto			150		1.455.158			1.455.158
106925	Acompañamiento en el proceso de Formulación de Planes de Desarrollo comunitario en la Región de Los Andes	Taller			900		1.184.741			1.184.741
TOTAL							**7.941.978**			**7.941.978**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.365.333			4.365.333
02	Gestión Administrativa	3.009.495	216.907			3.226.402
03	Previsión y Protección Social		3.189.065			3.189.065
	TOTAL	**3.009.495**	**7.771.305**			**10.780.800**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**112**	**98**		**210**	**3.103.553**	**527.172**	**3.630.725**
Directivo	11	5		16	270.821		270.821
Profesional y Técnico	54	37		91	1.617.408	288.878	1.906.286
Personal Administrativo	33	4		37	448.530	90.087	538.617
Obrero	14	52		66	766.794	148.207	915.001
Personal Fijo a Tiempo Parcial		**1**		**1**	**8.364**	**2.246**	**10.610**
Profesional y Técnico		1		1	8.364	2.246	10.610
Personal Contratado	**7**	**8**		**15**	**238.167**		**238.167**
Profesional y Técnico	5	6		11	203.337		203.337
Personal Administrativo	2			2	23.220		23.220
Obrero		2		2	11.610		11.610
TOTAL	**119**	**107**		**226**	**3.350.084**	**529.418**	**3.879.502**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**21**	**13**	**34**	**428.802**
Obreros	2	12	14	165.270
Empleados	19	1	20	263.532
Jubilados	**88**	**134**	**222**	**2.760.263**
Obreros	12	70	82	958.662
Empleados	76	64	140	1.801.601
TOTAL	**109**	**147**	**256**	**3.189.065**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.831.074
4.02	Materiales, suministros y mercancías	918.292
4.03	Servicios no personales	1.443.747
4.04	Activos reales	250.600
4.07	Transferencias y donaciones	3.209.065
4.08	Otros gastos	20.000
4.11	Disminución de pasivos	1.050.000
	TOTAL	**18.722.778**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**17.652.778**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.713.283
Del sector público	15.713.283
Transferencias corrientes internas recibidas del sector público	15.713.283
De la República	15.713.283
Recursos Ordinarios	15.713.283
Ingresos por la venta de bienes y servicios de la administración pública	2.520
Venta de otros bienes y servicios	2.520
INGRESOS DE LA PROPIEDAD	1.936.975
Intereses	514.480
Intereses internos	514.480
Intereses por depósitos	514.480
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.422.495
Utilidades, rentas y dividendos entes descentralizados no petroleros	1.250.000
Alquileres	172.495
B. GASTOS CORRIENTES	**17.422.178**
GASTOS DE CONSUMO	14.213.113
Remuneraciones	11.831.074
Sueldos, salarios y otras retribuciones	3.369.641
Beneficios y complementos de sueldos y salarios	5.049.129
Aportes patronales	377.220
Prestaciones sociales y otras indemnizaciones	1.096.001
Asistencia socioeconómica	1.066.057
Otros gastos de personal	873.026
Compra de Bienes y servicios	2.362.039
Bienes de consumo	918.292
Servicios no personales	1.443.747
Depreciación y amortización	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.209.065
Al sector privado	3.209.065
Transferencias corrientes al sector privado	3.189.065
Directas a personas	3.189.065
Pensiones y otros beneficios asociados	428.802
Jubilaciones y otros beneficios asociados	2.760.263
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**230.600**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**250.600**
RECURSOS PROPIOS DE CAPITAL	250.600
Ahorro/ Desahorro en Cuenta Corriente	230.600
Incremento de la depreciación y amortización acumuladas	20.000
B. GASTOS DE CAPITAL	**250.600**
INVERSIÓN REAL DIRECTA	250.600
Formación Bruta de Capital Fijo	160.800
Maquinaria, equipos y otros bienes muebles	160.800
Bienes intangibles	89.800

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.050.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.050.000
Disminución de otros activos financieros	1.050.000
Disminución de disponibilidades	1.050.000
Disminución de Bancos	1.050.000
B. APLICACIONES FINANCIERAS	**1.050.000**
DISMINUCIÓN DE PASIVOS	1.050.000
Disminución de cuentas y efectos por pagar	152.400
Disminución de cuentas y efectos por pagar a corto plazo	152.400
Disminución de aportes patronales y retenciones laborales por pagar	117.330
Disminución cuentas por pagar a proveedores a corto plazo	35.070
Disminución de otros pasivos	897.600
Disminución de otros pasivos a mediano y largo plazo	897.600

A0019
Corporación de Desarrollo
de la Región Zuliana
(CORPOZULIA)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN ZULIANA (CORPOZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Corporación de Desarrollo de la Región Zuliana, en repuesta al histórico e ineludible compromiso asumido por el Gobierno Bolivariano de Venezuela con las mayorías populares, de avanzar y profundizar en el desarrollo del Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) de Desarrollo Económico y Social de la Nación 2007-2013, lo cual unido a la necesidad de mantener las conquistas sociales, establecer medidas que favorezcan la aplicación de criterios de austeridad, se dará prioridad a los proyectos ya iniciados que finalizan en el 2010.

Igualmente, se considera la perspectiva del género y se crea la actividad estadística como proyecto, con la finalidad de articularse con el sistema estadístico del Instituto Nacional de Estadísticas (INE). Por otra parte, se fomenta la articulación social con el entorno con el objeto de resolver problemas, en estrecha relación con los consejos comunales.

POLÍTICA DE FINANCIAMIENTO

Para el ejercicio económico financiero año 2010, se estima que la Corporación obtendrá recursos por el orden de Bs. 167.104.443, siendo su principal fuente los ingresos de la propiedad por Bs. 124.287.907, de los cuales Bs. 117.671.316 provienen de los arrendamientos de las concesiones mineras otorgadas a las empresas; Carbones del Guasare, S.A. y Carbones de La Guajira, S.A., con base al comportamiento mundial de la producción y comercialización del carbón, recursos que fueron calculados a una tasa oficial de 2,15 Bs./ U.S.$., Bs. 6.616.591, por intereses por rendimientos de cuentas bancarias, recuperación de capital e intereses de los diferentes créditos otorgados. Además contará con otras fuentes de recursos estimados Bs. 42.816.536, provenientes de la disminución de cuentas por cobrar por arrendamientos de concesiones mineras, otros ingresos y disminución del saldo final de caja, de las actividades de los centros de investigación y desarrollo tecnológico, así como, por el incremento de la depreciación y amortización acumulada.

POLÍTICA DE GASTOS

Dando cumplimiento a las directrices generales emanadas del Ministerio de Poder Popular para la Planificación y Desarrollo y de la Oficina Nacional de Presupuesto (Onapre), el presupuesto de gastos y aplicaciones financieras se formuló procurando un uso racional de los recursos disponibles en función de los objetivos previstos respondiendo a los criterios de disciplina, calidad, eficiencia, optimización, productividad y racionalización del gasto.

De esta manera, las Acciones Centralizadas absorben un monto de Bs. 87.207.028 y en la categoría presupuestaria de proyectos se estima invertir la cantidad Bs. 79.897.415.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**124.294.044**
INGRESOS DE LA PROPIEDAD	124.287.907
Intereses	6.616.591
Intereses internos	6.616.591
Intereses por préstamos	4.816.591
Intereses por depósitos	1.800.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	117.671.316
Utilidades, rentas y dividendos entes descentralizados no petroleros	117.671.316
OTROS INGRESOS	6.137
Diversos Ingresos	6.137
INGRESOS DE CAPITAL	**2.405.000**
RECURSOS PROPIOS DE CAPITAL	**2.405.000**
Incremento de la depreciación y amortización acumuladas	2.405.000
FUENTES DE FINANCIAMIENTO	**40.405.399**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**40.405.399**
Disminución de otros activos financieros	40.405.399
Disminución de disponibilidades	40.405.399
Disminución de Bancos	13.930.804
Disminución de cuentas por cobrar a corto plazo	26.474.595
Disminución de cuentas comerciales por cobrar a corto plazo	26.474.595
TOTAL RECURSOS	**167.104.443**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**82.804.367**
GASTOS DE CONSUMO	68.011.144
Remuneraciones	52.226.133
Sueldos, salarios y otras retribuciones	12.816.918
Beneficios y complementos de sueldos y salarios	16.811.879
Aportes patronales	16.619.766
Prestaciones sociales y otras indemnizaciones	784.200
Asistencia socioeconómica	5.035.930
Otros gastos de personal	157.440
Compra de Bienes y servicios	13.380.011
Bienes de consumo	2.500.000
Servicios no personales	10.880.011
Depreciación y amortización	2.405.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.793.223
Al sector privado	12.743.911
Transferencias corrientes al sector privado	10.936.061
Directas a personas	10.814.301
Pensiones y otros beneficios asociados	2.622.818
Jubilaciones y otros beneficios asociados	8.122.483
Otras transferencias directas a personas	69.000
A instituciones sin fines de lucro	121.760
Donaciones corrientes al sector privado	1.807.850
Donaciones a personas	1.793.884
Donaciones a instituciones sin fines de lucro	13.966
Al sector público	2.049.312

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Transferencias corrientes al sector público	984.392
A la República	210.518
A los entes descentralizados sin fines empresariales para sus gastos	184.055
A entes descentralizados con fines empresariales no petroleros	589.819
Donaciones corrientes al sector público	1.064.920
A la República	904.920
Al Poder Municipal	160.000
GASTOS DE CAPITAL	**64.787.762**
INVERSIÓN REAL DIRECTA	**36.468.419**
Formación Bruta de Capital Fijo	36.136.593
Maquinaria, equipos y otros bienes muebles	9.995.022
Construcciones de bienes de dominio privado	2.056.395
Producción propia	24.085.176
Remuneraciones	14.694.292
Sueldos, salarios y otras retribuciones	4.705.834
Beneficios y complementos de sueldos y salarios	6.471.229
Aportes patronales	592.028
Prestaciones sociales y otras indemnizaciones	1.803.591
Asistencia socioeconómica	1.121.610
Compra de Bienes y servicios	9.390.884
Bienes de consumo	4.527.399
Servicios no personales	4.863.485
Bienes intangibles	331.826

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**28.319.343**
Al sector privado	12.111.981
Transferencias de capital al sector privado	5.985.461
A instituciones sin fines de lucro	5.985.461
Donaciones de capital al sector privado	6.126.520
A personas	4.532.972
A instituciones sin fines de lucro	1.593.548
Al sector público	16.207.362
Transferencias de capital al sector público	7.101.198
A la República	6.551.198
A los entes descentralizados sin fines empresariales	550.000
Donaciones de capital al sector público	9.106.164
A la República	8.864.772
A los entes descentralizados sin fines empresariales	241.392
APLICACIONES FINANCIERAS	**19.512.314**
INVERSIÓN FINANCIERA	**16.011.969**
Incremento de otros activos financieros	16.011.969
Incremento de cuentas por cobrar a mediano y largo plazo	16.011.969
Incremento de cuentas comerciales por cobrar a mediano y largo plazo	16.011.969
DISMINUCIÓN DE PASIVOS	**3.500.345**
Disminución de obligaciones de ejercicios anteriores	3.500.345
TOTAL GASTOS	**167.104.443**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106978	Fortalecimiento del Centro Socialista de Investigación y Desarrollo de las Musáceas (Plátano)	Productor			800	1.471.322				1.471.322
107065	Fortalecimiento del Centro Socialista de Investigación y Desarrollo del Cacao Porcelana y otros Criollos.	Planta			124.000	972.624				972.624
107141	Creación de una Unidad de Producción de Suero Antiofidico. (Primera etapa)	Unidad			1	550.000				550.000
107178	Fortalecimiento del Centro Socialista de Investigación y Desarrollo Vitícola	Productor			470	2.276.352				2.276.352
107229	Fortalecimiento de la Infraestructura Turística	Metro Cuadrado			48.170	1.642.160				1.642.160
107239	Promoción y Desarrollo Industrial	Financiamiento			6	6.525.423				6.525.423
107259	Actualización de la Cartografía Básica en el Eje Occidental de Venezuela.	Imágenes Satelitales			3	70.000				70.000
107311	Promoción de la agricultura urbana	Hora Hombre			6.400	456.080				456.080
107349	Promoción y Desarrollo Agroindustrial	Financiamiento			5	4.893.597				4.893.597
107359	Fortalecer el cultivo Integral del Café en la Sierra de Perijá	Bolívar			520.369	826.853				826.853
107370	Apoyar el cultivo integral de la zábila	Bolívar			1.602.253	1.602.253				1.602.253
107376	Fortalecer el cultivo integral de la yuca	Bolívar			213.263	684.331				684.331
107384	Fortalecimiento al sector educativo	Metro Cuadrado			600	7.781.694				7.781.694

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107395	Fortalecimiento del Poder Comunal y Economía Popular.	Consejo Comunal			25	1.690.853				1.690.853
107399	Promoción y Financiamiento de la Pequeña y Mediana Empresa.	Financiamiento			25	5.905.960				5.905.960
107405	Apoyo al desarrollo de la ganadería bovina en la Región Zuliana	Bolívar			539.386	810.207				810.207
107428	Apoyo al desarrollo de la Pesca y Acuicultura	Crédito			4	781.529				781.529
107441	Diagnóstico Socioeconómico Territorial del Estado Zulia.	Documento			1	203.635				203.635
107461	Contribuir al desarrollo de las especies menores en el estado Zulia.	Bolívar			283.108	718.376				718.376
107462	Valoración y Concienciación del Atractivo Turístico	Material			20.000	657.840				657.840
107532	Apoyo al desarrollo de los cultivos cacao y plátano en asociación	Bolívar			129.267	427.967				427.967
107541	Fortalecimiento de la Infraestructura Institucional.	Metro Cuadrado			1.700	1.700.000				1.700.000
107553	Mercado de Mayoristas de la Costa Oriental del lago	Obra			8	3.500.000				3.500.000
107555	Apoyo al desarrollo del Cultivo de Uva en el Estado Zulia	Bolívar			710.653	791.810				791.810
107573	Apoyo al desarrollo de cultivos frutales en el Estado Zulia	Bolívar			391.084	1.032.400				1.032.400
107598	Recuperación y mantenimiento del vivero de palma aceitera	Planta			10.000	614.569				614.569

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107602	Infraestructura a la infraestructura social y productiva	Proyecto			3	2.000.000				2.000.000
107636	Recuperación y mantenimiento de Unidades de Producción Agropecuarias	Finca			3	7.541.146				7.541.146
107687	Servicios y Fiscalización Minera	Fiscalización			114	405.541				405.541
107721	Centro Socialista de Investigación y Desarrollo Frutícola y Apícola	Planta			36.000	2.107.011				2.107.011
107757	Protección y Manejo de Áreas de Interés Ambiental.	Hectárea			2.252	1.716.296				1.716.296
107961	Exploración y evaluación minera del Estado Zulia	Kilómetro Cuadrado			240	894.507				894.507
108044	Fortalecimiento a la Construcción y culminación de obras de carácter social y comunitario	Metro Cuadrado			5.144	7.000.000				7.000.000
108055	Apoyo y desarrollo al sector salud servicios básicos y comunidades.	Persona Atendida			6.500	6.637.057				6.637.057
108111	Sistema Corporativo de Información Estadística Automatizado.	Sistema De Información			1	46.381				46.381
108115	Automatización de Archivo Central.	Fase			6	50.000				50.000
108117	Dotación de un Centro de Información Comunitario	Equipo			30	478.498				478.498
109066	Recuperación y mantenimiento del Centro de Recría Altamira	Metro Cuadrado			161.600	2.433.143				2.433.143
TOTAL						79.897.415				79.897.415

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	52.666.771				52.666.771
02	Gestión Administrativa	23.794.956				23.794.956
03	Previsión y Protección Social	10.745.301				10.745.301
	TOTAL	**87.207.028**				**87.207.028**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**155**	**268**		**423**	**6.157.436**	**1.719.571**	**7.877.007**
Directivo	22	27		49	839.565	603.188	1.442.753
Profesional y Técnico	57	39		96	1.820.846	667.711	2.488.557
Personal Administrativo	22	13		35	521.215	225.294	746.509
Personal Docente	2			2	23.210	7.178	30.388
Personal Médico	2			2	22.246	13.313	35.559
Obrero	50	189		239	2.930.354	202.887	3.133.241
Personal Contratado	**190**	**136**	**50**	**376**	**7.748.693**		**7.748.693**
Directivo	1	4		5	121.367		121.367
Profesional y Técnico	130	104		234	4.643.306		4.643.306
Personal Administrativo	43	27		70	1.668.920		1.668.920
Personal Docente	15			15	260.718		260.718
Personal Médico	1	1		2	23.650		23.650
Obrero			50	50	1.030.732		1.030.732
TOTAL	**345**	**404**	**50**	**799**	**13.906.129**	**1.719.571**	**15.625.700**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**26**	**6**	**32**	**1.019.058**
Empleados	26	6	32	1.019.058
Jubilados	**88**	**73**	**161**	**7.177.912**
Empleados	88	73	161	7.177.912
TOTAL	**114**	**79**	**193**	**8.196.970**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	66.920.425
4.02	Materiales, suministros y mercancías	7.027.399
4.03	Servicios no personales	15.743.496
4.04	Activos reales	12.383.243
4.05	Activos financieros	16.011.969
4.07	Transferencias y donaciones	43.112.566
4.08	Otros gastos	2.405.000
4.11	Disminución de pasivos	3.500.345
	TOTAL	**167.104.443**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**124.294.044**
INGRESOS DE LA PROPIEDAD	124.287.907
Intereses	6.616.591
Intereses internos	6.616.591
Intereses por préstamos	4.816.591
Intereses por depósitos	1.800.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	117.671.316
Utilidades, rentas y dividendos entes descentralizados no petroleros	117.671.316
OTROS INGRESOS	6.137
Diversos Ingresos	6.137
B. GASTOS CORRIENTES	**82.804.367**
GASTOS DE CONSUMO	68.011.144
Remuneraciones	52.226.133
Sueldos, salarios y otras retribuciones	12.816.918
Beneficios y complementos de sueldos y salarios	16.811.879
Aportes patronales	16.619.766
Prestaciones sociales y otras indemnizaciones	784.200
Asistencia socioeconómica	5.035.930
Otros gastos de personal	157.440
Compra de Bienes y servicios	13.380.011
Bienes de consumo	2.500.000
Servicios no personales	10.880.011
Depreciación y amortización	2.405.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.793.223
Al sector privado	12.743.911
Transferencias corrientes al sector privado	10.936.061
Directas a personas	10.814.301
Pensiones y otros beneficios asociados	2.622.818
Jubilaciones y otros beneficios asociados	8.122.483
Otras transferencias directas a personas	69.000
A instituciones sin fines de lucro	121.760
Donaciones corrientes al sector privado	1.807.850
Donaciones a personas	1.793.884
Donaciones a instituciones sin fines de lucro	13.966
Al sector público	2.049.312
Transferencias corrientes al sector público	984.392
A la República	210.518
A los entes descentralizados sin fines empresariales para sus gastos	184.055
A entes descentralizados con fines empresariales no petroleros	589.819
Donaciones corrientes al sector público	1.064.920
A la República	904.920
Al Poder Municipal	160.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**41.489.677**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**43.894.677**
RECURSOS PROPIOS DE CAPITAL	43.894.677
Ahorro/ Desahorro en Cuenta Corriente	41.489.677
Incremento de la depreciación y amortización acumuladas	2.405.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**64.787.762**
INVERSIÓN REAL DIRECTA	36.468.419
Formación Bruta de Capital Fijo	36.136.593
Maquinaria, equipos y otros bienes muebles	9.995.022
Construcciones de bienes de dominio privado	2.056.395
Producción propia (Gastos Capitalizables)	24.085.176
Remuneraciones	14.694.292
Sueldos, salarios y otras retribuciones	4.705.834
Beneficios y complementos de sueldos y salarios	6.471.229
Aportes patronales	592.028
Prestaciones sociales y otras indemnizaciones	1.803.591
Asistencia socioeconómica	1.121.610
Bienes y servicios	9.390.884
Bienes de consumo	4.527.399
Servicios no personales	4.863.485
Bienes intangibles	331.826
TRANSFERENCIAS Y DONACIONES DE CAPITAL	28.319.343
Al sector privado	12.111.981
Transferencias de capital al sector privado	5.985.461
A instituciones sin fines de lucro	5.985.461
Donaciones de capital al sector privado	6.126.520
A personas	4.532.972
A instituciones sin fines de lucro	1.593.548
Al sector público	16.207.362
Transferencias de capital al sector público	7.101.198
A la República	6.551.198
A los entes descentralizados sin fines empresariales	550.000
Donaciones de capital al sector público	9.106.164
A la República	8.864.772
A los entes descentralizados sin fines empresariales	241.392
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(20.893.085)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**40.405.399**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	40.405.399
Disminución de otros activos financieros	40.405.399
Disminución de disponibilidades	13.930.804
Disminución de Bancos	13.930.804
Disminución de cuentas por cobrar a corto plazo	26.474.595
Disminución de cuentas comerciales por cobrar a corto plazo	26.474.595
B. APLICACIONES FINANCIERAS	**40.405.399**
INVERSIÓN FINANCIERA	16.011.969
Incremento de otros activos financieros	16.011.969
Incremento de cuentas por cobrar a mediano y largo plazo	16.011.969
Incremento de cuentas comerciales por cobrar a mediano y largo plazo	16.011.969
DISMINUCIÓN DE PASIVOS	3.500.345
Disminución de otros pasivos	3.500.345
Disminución de obligaciones de ejercicios anteriores	3.500.345
DÉFICIT FINANCIERO	20.893.085

A0134

Fondo Intergubernamental para la Descentralización (FIDES)

FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN (FIDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio fiscal 2010, el Fondo Intergubernamental para la Descentralización orientará su gestión hacia resultados sociales en concordancia con los principios establecidos en la Constitución de la República Bolivariana de Venezuela, en la Ley que crea el Fondo Intergubernamental para la Descentralización; publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.805 Extraordinario de fecha 22 de marzo del año 2006, y en los lineamientos establecidos por el Ministerio del Poder Popular para la Planificación y Desarrollo, derivándose de éstos instrumentos y orientaciones su filosofía de gestión, misión y visión institucional.

Tiene como misión, promover el proceso de descentralización y el desarrollo del equilibrio territorial, a través del apoyo y asistencia técnica a los Estados, Municipios y Consejos Comunales, a fin de obtener resultado en el sistema social y contribuir a la consolidación de un Estado democrático, social de derecho y justicia.

POLÍTICA DE FINANCIAMIENTO

El presupuesto se formula en base a la cuota presupuestaria asignada por el órgano de adscripción, el Ministerio del Poder Popular para la Planificación y Desarrollo, por la cantidad de Bs. 6.499.008.150. En este sentido, debe señalarse que en virtud de la reforma a la Ley del FIDES, este ente dejó de gozar de autonomía presupuestaria y financiera, ya que se desincorporó del articulado de la vigente Ley, el descuento del 2% sobre la asignación total, para sufragar sus gastos operativos.

POLÍTICA DE GASTOS

Del referido monto, el FIDES deberá destinar a las entidades federales Bs. 2.719.566.423; a las entidades municipales Bs. 1.813.044.282; a los Consejos Comunales Bs. 1.942.547.445, siendo transferidos directamente al Servicio Autónomo Fondo Nacional de los Consejos Comunales, ente adscrito al Ministerio del Poder Popular para las Comunas y Protección Social; quedando un remanente de Bs. 23.850.000, para cubrir sus gastos de funcionamiento y el costo del plan de reimpulso de las comunidades organizadas como núcleo de la Descentralización Bolivariana y del Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**6.499.008.150**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**6.499.008.150**
Del sector público	6.499.008.150
Transferencias corrientes internas recibidas del sector público	6.499.008.150
De la República	6.499.008.150
TOTAL RECURSOS	**6.499.008.150**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.499.008.150**
GASTOS DE CONSUMO	**22.715.703**
Remuneraciones	20.898.957
Sueldos, salarios y otras retribuciones	6.882.163
Beneficios y complementos de sueldos y salarios	4.708.635
Aportes patronales	917.243
Prestaciones sociales y otras indemnizaciones	1.067.939
Asistencia socioeconómica	4.125.405
Otros gastos de personal	3.197.572
Compra de Bienes y servicios	1.622.521
Bienes de consumo	344.500
Servicios no personales	1.278.021
Impuestos indirectos	194.225
TRANSFERENCIAS Y DONACIONES CORRIENTES	**6.476.292.447**
Al sector privado	1.134.297
Transferencias corrientes al sector privado	1.134.297
Directas a personas	1.134.297
Jubilaciones y otros beneficios asociados	1.134.297
Al sector público	6.475.158.150
Transferencias corrientes al sector público	6.475.158.150
A los entes descentralizados sin fines empresariales para sus gastos	1.942.547.445
Al Poder Estadal	2.719.566.423
Al Poder Municipal	1.813.044.282
TOTAL GASTOS	**6.499.008.150**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108049	Reimpulsando a las comunidades organizadas como núcleo de la Descentralización Bolivariana y del Poder Popular.	Informe técnico			50		10.000.000			10.000.000
	TOTAL						**10.000.000**			**10.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		11.111.423			11.111.423
02	Gestión Administrativa		6.476.762.430			6.476.762.430
03	Previsión y Protección Social		1.134.297			1.134.297
	TOTAL		**6.489.008.150**			**6.489.008.150**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**115**	**113**		**228**	**5.721.984**		**5.721.984**
Directivo	7	13		20	1.087.546		1.087.546
Profesional y Técnico	55	63		118	3.400.048		3.400.048
Personal Administrativo	41	12		53	798.904		798.904
Obrero	12	25		37	435.486		435.486
Personal Contratado	**27**	**33**		**60**	**1.145.179**		**1.145.179**
Profesional y Técnico	27	33		60	1.145.179		1.145.179
TOTAL	**142**	**146**		**288**	**6.867.163**		**6.867.163**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**7**	**8**	**15**	**960.417**
Empleados	7	8	15	960.417
TOTAL	**7**	**8**	**15**	**960.417**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	20.898.957
4.02	Materiales, suministros y mercancías	344.500
4.03	Servicios no personales	1.472.246
4.07	Transferencias y donaciones	6.476.292.447
	TOTAL	**6.499.008.150**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**6.499.008.150**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.499.008.150
Del sector público	6.499.008.150
Transferencias corrientes internas recibidas del sector público	6.499.008.150
De la República	6.499.008.150
Recursos Ordinarios	6.499.008.150
B. GASTOS CORRIENTES	**6.499.008.150**
GASTOS DE CONSUMO	22.715.703
Remuneraciones	20.898.957
Sueldos, salarios y otras retribuciones	6.882.163
Beneficios y complementos de sueldos y salarios	4.708.635
Aportes patronales	917.243
Prestaciones sociales y otras indemnizaciones	1.067.939
Asistencia socioeconómica	4.125.405
Otros gastos de personal	3.197.572
Compra de Bienes y servicios	1.622.521
Bienes de consumo	344.500
Servicios no personales	1.278.021
Impuestos indirectos	194.225
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.476.292.447
Al sector privado	1.134.297
Transferencias corrientes al sector privado	1.134.297
Directas a personas	1.134.297
Jubilaciones y otros beneficios asociados	1.134.297
Al sector público	6.475.158.150
Transferencias corrientes al sector público	6.475.158.150
A los entes descentralizados sin fines empresariales para sus gastos	1.942.547.445
Al Poder Estadal	2.719.566.423
Al Poder Municipal	1.813.044.282
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0183

Servicio Autónomo

Sistema Nacional de Adiestramiento

(SNA)

SERVICIO AUTÓNOMO SISTEMA NACIONAL DE ADIESTRAMIENTO (SNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El objetivo fundamental del Servicio Nacional de Adiestramiento, es formar, capacitar, desarrollar, acompañar y/o asistir técnicamente al servidor(a) público e instituciones, en el marco de una gestión pública participativa y de una nueva relación planteada en el marco constitucional, entre el Estado y la sociedad venezolana.

En este sentido, coordina la ejecución de programas de adiestramiento de alta calidad, destinados a calificar y desarrollar al funcionario con el mínimo de eficiencia, capacitándolo para nuevas funciones derivadas de cambios organizacionales y del ordenamiento jurídico, así como el desarrollo de actitudes y valores, asociados a la nueva cultura organizacional.

Para el año 2010, el Servicio Nacional de Adiestramiento estima dictar programas y otras actividades pedagógicas, que generen los recursos financieros necesarios, que permitirán al SNA, realizar una cobertura de total de sus servicios, por lo que no requerirá aportes del órgano de adscripción.

Dichas acciones, contribuirán con la adecuación de los perfiles profesionales y operativos, a las necesidades y exigencias de la institucionalidad del Estado venezolano y, por medio de ésta, a las comunidades organizadas, para participar en el campo de la gestión pública, así como también , apoyar el proceso de mejoramiento de las competencias y calificaciones de los servidores(as) públicos, indispensables para lograr una mayor eficacia y la mejora de la calidad de servicio en la Administración Pública.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS DE CAPITAL	**26.464**
RECURSOS PROPIOS DE CAPITAL	**26.464**
Incremento de la depreciación y amortización acumuladas	26.464
FUENTES DE FINANCIAMIENTO	**1.904.274**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.904.274**
Disminución de otros activos financieros	1.904.274
Disminución de disponibilidades	1.904.274
Disminución de bancos	1.904.274
TOTAL RECURSOS	**1.930.738**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.301.464**
GASTOS DE CONSUMO	1.301.464
Remuneraciones	684.000
Sueldos, salarios y otras retribuciones	684.000
Compra de bienes y servicios	591.000
Bienes de consumo	305.000
Servicios no personales	286.000
Depreciación y amortización	26.464
GASTOS DE CAPITAL	**529.274**
INVERSIÓN REAL DIRECTA	**529.274**
Formación bruta de capital fijo	529.274
Maquinaria, equipos y otros bienes muebles	529.274
APLICACIONES FINANCIERAS	**100.000**
DISMINUCIÓN DE PASIVOS	**100.000**
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	100.000
TOTAL GASTOS	**1.930.738**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108268	Formación y Capacitación del Funcionario Público para Contribuir Significativamente con el Desarrollo del Proyecto Político Nacional.	Taller / Curso			250	1.200.000			26.464	1.226.464
TOTAL						**1.200.000**			**26.464**	**1.226.464**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	370.000				370.000
02	Gestión Administrativa	334.274				334.274
TOTAL		**704.274**				**704.274**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**9**	**7**		**16**	**684.000**		**684.000**
Profesional y Técnico	3			3	162.000		162.000
Administrativo	2	3		5	314.000		314.000
Personal Docente	4	4		8	208.000		208.000
TOTAL	**9**	**7**		**16**	**684.000**		**684.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	684.000
4.02	Materiales, suministros y mercancías	305.000
4.03	Servicios no personales	286.000
4.04	Activos reales	529.274
4.08	Otros gastos	26.464
4.11	Disminución de pasivos	100.000
	TOTAL	**1.930.738**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS CORRIENTES	**1.301.464**
GASTOS DE CONSUMO	1.301.464
Remuneraciones	684.000
Sueldos, salarios y otras retribuciones	684.000
Compra de bienes y servicios	591.000
Bienes de consumo	305.000
Servicios no personales	286.000
Depreciación y amortización	26.464
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO /(DESAHORRO)	**(1.301.464)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(1.275.000)**
RECURSOS PROPIOS DE CAPITAL	(1.275.000)
Ahorro/ (Desahorro) en Cuenta Corriente	(1.301.464)
Incremento de la depreciación y amortización acumuladas	26.464
B. GASTOS DE CAPITAL	**529.274**
INVERSIÓN REAL DIRECTA	529.274
Formación bruta de capital fijo	529.274
Maquinaria, equipos y otros bienes muebles	529.274
C. RESULTADO FINANCIERO: SUPERÁVIT /(DÉFICIT)	**(1.804.274)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.904.274**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.904.274
Disminución de otros activos financieros	1.904.274
Disminución de disponibilidades	1.904.274
Disminución de bancos	1.904.274
B. APLICACIONES FINANCIERAS	**1.904.274**
DISMINUCIÓN DE PASIVOS	100.000
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	100.000
DÉFICIT FINANCIERO	1.804.274

A0198

Instituto Nacional de Estadística
(INE)

INSTITUTO NACIONAL DE ESTADÍSTICA (INE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Estadística (INE), orientará sus recursos presupuestarios a contribuir decisiva y activamente, en la consecución de los grandes objetivos establecidos en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, dentro de su ámbito de competencias.

En tal sentido, se abocará principalmente al fortalecimiento de su rol de rector en materia estadística, así como al desarrollo del Sistema Estadístico Nacional como tal. Para tales fines, un aspecto esencial será darle continuidad a la modernización de su plataforma tecnológica e infraestructura física, así como a los instrumentos y técnicas de recolección, procesamiento y análisis de la información estadística.

Igualmente, continuará desarrollando su actividad productora de estadísticas, que miden el comportamiento económico y social del país, de manera de contribuir en el corto, mediano y largo plazo, con la generación de políticas de Estado, que posibiliten la erradicación de la miseria, la pobreza y la exclusión social en el país.

Finalmente, el INE deberá aplicar gran parte de sus recursos, al cumplimiento de sus obligaciones patronales, especialmente las relativas a los trabajadores, dentro de la política del Ejecutivo Nacional, de eliminación de gastos suntuarios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**88.337.817**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	772.848
Venta de servicios	772.848
INGRESOS DE LA PROPIEDAD	2.000.000
Intereses	2.000.000
Intereses internos	2.000.000
Intereses por depósitos	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.564.969
Del sector público	85.564.969
Transferencias corrientes internas recibidas del sector público	85.564.969
De la República	85.564.969

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS DE CAPITAL	**28.047.976**
RECURSOS PROPIOS DE CAPITAL	2.012.202
Incremento de la depreciación y amortización acumuladas	2.012.202
TRANSFERENCIAS Y DONACIONES DE CAPITAL	26.035.774
Transferencias de capital recibidas del sector público	26.035.774
De la República	26.035.774
FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000
Disminución de bancos	2.500.000
TOTAL RECURSOS	**118.885.793**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**111.996.013**
GASTOS DE CONSUMO	105.496.013
Remuneraciones	66.244.314
Sueldos, salarios y otras retribuciones	22.872.181
Beneficios y complementos de sueldos y salarios	20.153.915
Aportes patronales	2.578.858
Prestaciones sociales y otras indemnizaciones	6.558.540
Asistencia socioeconómica	14.080.820
Compra de bienes y servicios	37.239.497
Bienes de consumo	4.684.816
Servicios no personales	32.554.681
Depreciación y amortización	2.012.202
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.500.000
Al sector privado	6.500.000
Transferencias corrientes al sector privado	6.500.000
Directas a personas	6.500.000
Pensiones y otros beneficios asociados	1.811.022
Jubilaciones y otros beneficios asociados	4.688.978
GASTOS DE CAPITAL	**4.389.780**
INVERSIÓN REAL DIRECTA	4.389.780
Formación bruta de capital fijo	4.389.780
Edificios e instalaciones	3.225.000
Maquinaria, equipos y otros bienes muebles	1.164.780

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCIÓN DE PASIVOS	2.500.000
Disminución de cuentas y efectos por pagar	2.500.000
Disminución de cuentas y efectos por pagar a corto plazo	2.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.337
Disminución de aportes patronales y retenciones laborales por pagar	1.881.596
Disminución de efectos por pagar a proveedores a corto plazo	617.067
TOTAL GASTOS	**118.885.793**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL (En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
31276	Fortalecimiento del Instituto Nacional de Estadística como Rector del Sistema Estadístico Nacional	01-01-2007	31-12-2012	42.672.130	26.035.774	14.948.855	23.843.241	107.500.000
TOTAL				**42.672.130**	**26.035.774**	**14.948.855**	**23.843.241**	**107.500.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
31276	Fortalecimiento del Instituto Nacional de Estadística como Rector del Sistema Estadístico Nacional	Institución Fortalecida			1		26.035.774			26.035.774
107335	Plataforma Tecnológica Comunicacional	Organización			60	62.448	1.486.881			1.549.329
107521	Asistencia Técnica a la Producción Estadística	Informe Técnico			15	155.373	3.699.748			3.855.121
107621	Mediciones para la Inclusión Social	Informe Estadístico			50	359.799	8.567.551			8.927.350
107671	La Población en el Desarrollo Territorial Desconcentrado	Informe Estadístico			16	221.757	5.280.477			5.502.234
107821	Estadísticas para la Construcción del Nuevo Modelo Económico	Informe Estadístico			84	1.422.419	15.467.665			16.890.084
107895	Divulgación de la Información Estadística Oficial	Publicación			48	204.481	4.869.100			5.073.581
107936	Desarrollo del Sistema Estadístico Nacional	Informe Técnico			64	346.571	8.252.547			8.599.118
TOTAL						**2.772.848**	**73.659.743**			**76.432.591**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		20.763.000			20.763.000
02	Gestión Administrativa	4.512.202	10.678.000			15.190.202
03	Previsión y Protección Social		6.500.000			6.500.000
	TOTAL	**4.512.202**	**37.941.000**			**42.453.202**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**570**	**451**	**95**	**1.116**	**14.760.715**	**1.560.444**	**16.321.159**
Directivo	61	73	10	144	1.930.217		1.930.217
Profesional y Técnico	276	195	70	541	8.138.178	1.042.378	9.180.556
Administrativo	202	102	10	314	3.158.297	404.530	3.562.827
Médico		1		1	21.197	4.688	25.885
Obrero	31	80	5	116	1.512.826	108.848	1.621.674
Personal Contratado	**294**	**172**		**466**	**6.784.366**		**6.784.366**
Profesional y Técnico	205	99		304	4.681.212		4.681.212
Administrativo	81	58		139	2.035.310		2.035.310
Obrero	8	15		23	67.844		67.844
TOTAL	**864**	**623**	**95**	**1.582**	**21.545.081**	**1.560.444**	**23.105.525**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**63**	**29**	**92**	**1.811.022**
Obreros	7	14	21	1.397.637
Empleados	56	15	71	413.385
Jubilados	**85**	**101**	**186**	**4.688.978**
Obreros	9	17	26	642.326
Empleados	76	84	160	4.046.652
TOTAL	**148**	**130**	**278**	**6.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	66.244.314
4.02	Materiales, suministros y mercancías	4.684.816
4.03	Servicios no personales	32.554.681
4.04	Activos reales	4.389.780
4.07	Transferencias y donaciones	6.500.000
4.08	Otros gastos	2.012.202
4.11	Disminución de pasivos	2.500.000
	TOTAL	**118.885.793**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**88.337.817**
TRANSFERENCIAS Y DONACIONES CORRIENTES	85.564.969
Del sector público	85.564.969
Transferencias corrientes internas recibidas del sector público	85.564.969
De la República (Ministerio del Poder Popular para la Planificación y Desarrollo)	85.564.969
Recursos Ordinarios	85.564.969
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	772.848
Venta de servicios	772.848
INGRESOS DE LA PROPIEDAD	2.000.000
Intereses	2.000.000
Intereses internos	2.000.000
Intereses por depósitos	2.000.000
B. GASTOS CORRIENTES	**111.996.013**
GASTOS DE CONSUMO	105.496.013
Remuneraciones	66.244.314
Sueldos, salarios y otras retribuciones	22.872.181
Beneficios y complementos de sueldos y salarios	20.153.915
Aportes patronales	2.578.858
Prestaciones sociales y otras indemnizaciones	6.558.540
Asistencia socioeconómica	14.080.820
Compra de bienes y servicios	37.239.497
Bienes de consumo	4.684.816
Servicios no personales	32.554.681
Depreciación y amortización	2.012.202
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.500.000
Al sector privado	6.500.000
Transferencias corrientes al sector privado	6.500.000
Directas a personas	6.500.000
Pensiones y otros beneficios asociados	1.811.022
Jubilaciones y otros beneficios asociados	4.688.978
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(23.658.196)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**4.389.780**
RECURSOS PROPIOS DE CAPITAL	(21.645.994)
Ahorro/(Desahorro) en Cuenta Corriente	(23.658.196)
Incremento de la depreciación y amortización acumuladas	2.012.202
TRANSFERENCIAS Y DONACIONES DE CAPITAL	26.035.774
Transferencias de capital recibidas del sector público	26.035.774
De la República (Ministerio del Poder Popular para la Planificación y Desarrollo)	26.035.774
Proyectos por Endeudamiento	26.035.774
Fortalecimiento del Instituto Nacional de Estadística (INE) como Ente Rector del Sistema Estadístico Nacional (SEN)	26.035.774

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**4.389.780**
INVERSIÓN REAL DIRECTA	4.389.780
Formación bruta de capital fijo	4.389.780
Edificios e instalaciones	3.225.000
Maquinaria, equipos y otros bienes muebles	1.164.780
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.500.000
Disminución de otros activos financieros	2.500.000
Disminución de disponibilidades	2.500.000
Disminución de bancos	2.500.000
B. APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCIÓN DE PASIVOS	2.500.000
Disminución de cuentas y efectos por pagar	2.500.000
Disminución de cuentas y efectos por pagar a corto plazo	2.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.337
Disminución de aportes patronales y retenciones laborales por pagar	1.881.596
Disminución de efectos por pagar a proveedores a corto plazo	617.067

A0210

Corporación para la
Recuperación y Desarrollo del Estado Vargas
(CORPOVARGAS)

CORPORACIÓN PARA LA RECUPERACIÓN Y DESARROLLO DEL ESTADO VARGAS (CORPOVARGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Corporación para la Recuperación y Desarrollo del Estado Vargas, adscrita al Ministerio del Poder Popular para la Planificación y Desarrollo, es una organización creada mediante una Ley publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 36.968, del 8 de Junio del año 2000; con el objetivo de promover, ejecutar, financiar y coordinar proyectos y programas de naturaleza físico-ambiental, económica y social, para lograr la recuperación y desarrollo del Estado Vargas, afectado por la catástrofe natural ocurrida en el año 1999.

POLÍTICA DE FINANCIAMIENTO

Para el año 2010, CORPOVARGAS estima recursos por la cantidad de Bs. 21.989.944, conformada esta cifra por las siguientes fuentes: Bs. 19.258.874, provenientes del Ejecutivo Nacional a través del Ministerio del Poder Popular para la Planificación y Desarrollo; Bs. 600.124, del incremento de la depreciación acumulada, y Bs. 2.130.946, de la disminución de las disponibilidades en bancos.

POLÍTICA DE GASTOS

Se ha planteado como objetivo continuar con los planes y proyectos que establece el Plan de Ordenamiento del Territorio en el eje Arrecife - Los Caracas, en concordancia con las líneas estratégicas contenidas en el Proyecto Nacional Simón Bolívar – Primer Plan Socialista (PPS) de Desarrollo Económico 2007-2013.

En este contexto, se ejecutarán 4 proyectos que demandan la cantidad de Bs. 13.680.946. De éste monto, Bs. 5.564.973 se destinarán a las Obras de Control de Torrentes en la Cuenca del Río Osorio y Bs. 3.828.402 al Programa de Mantenimiento de Ríos y Quebradas ubicadas en el Eje Arrecife - Los Caracas, con las cuales se pretende impulsar una serie de obras civiles que contribuyan a evitar el desbordamiento de ríos y quebradas en las zonas adyacentes de la Guaira; Bs. 1.525.613 dirigidos a la formación de organizaciones sociales en el marco de los Consejos Comunales de la Parroquia Catia La Mar, brindando las herramientas necesarias que permitan al líder comunitario, transformar su realidad en el marco de la democracia participativa y protagónica, y Bs. 2.761.958, destinados a la implementación de un Sistema de Información Geográfica del Estado Vargas, para obtener un registro actualizado de información en las áreas económica, ambiental, institucional y comunitaria de la región.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**19.258.874**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.258.874
Del sector público	19.258.874
Transferencias corrientes internas recibidas del sector público	19.258.874
De la República	19.258.874
INGRESOS DE CAPITAL	**600.124**
RECURSOS PROPIOS DE CAPITAL	**600.124**
Incremento de la depreciación y amortización acumuladas	600.124
FUENTES DE FINANCIAMIENTO	**2.130.946**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.130.946**
Disminución de otros activos financieros	2.130.946
Disminución de disponibilidades	2.130.946
Disminución de Bancos	2.130.946
TOTAL RECURSOS	**21.989.944**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**18.213.063**
GASTOS DE CONSUMO	17.980.420
Remuneraciones	12.706.000
Sueldos, salarios y otras retribuciones	3.700.835
Beneficios y complementos de sueldos y salarios	5.504.290
Aportes patronales	654.267
Prestaciones sociales y otras indemnizaciones	1.057.564
Asistencia socioeconómica	1.789.044
Compra de Bienes y servicios	3.764.031
Bienes de consumo	619.725
Servicios no personales	3.144.306
Impuestos indirectos	910.265
Depreciación y amortización	600.124
TRANSFERENCIAS Y DONACIONES CORRIENTES	232.643
Al sector privado	232.643
Transferencias corrientes al sector privado	188.000
Directas a personas	188.000
Pensiones y otros beneficios asociados	62.520
Jubilaciones y otros beneficios asociados	125.480
Donaciones corrientes al sector privado	44.643
Donaciones a personas	44.643

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**3.776.881**
INVERSIÓN REAL DIRECTA	**3.776.881**
Formación Bruta de Capital Fijo	3.776.881
Construcciones de bienes de dominio público	3.776.881
TOTAL GASTOS	**21.989.944**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
80835	Obras de Control de Torrentes en la Cuenca del Río Osorio. Obras de la Canalización y Vialidad	14-01-2008	17-12-2010	19.357.782	5.564.973			24.922.755
	TOTAL			**19.357.782**	**5.564.973**			**24.922.755**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
80835	Obras de Control de Torrentes en la Cuenca del Río Osorio. Obras de la Canalización y Vialidad.	Obra			1		3.434.027		2.130.946	5.564.973
107031	Capacitación y Formación de Consejos Comunales en la Parroquia Catia La Mar - Estado Vargas.	Consejo Comunal			25		1.525.613			1.525.613
107046	Programa de Mantenimiento de Ríos y Quebradas ubicadas en el Eje Arrecife - Los Caracas. Estado Vargas.	Metro Cúbico			49.719		3.828.402			3.828.402
107208	Implementación del Sistema de Información Geográfica del Estado Vargas (SIGVARGAS).	Sistema de Información			1		2.761.958			2.761.958
TOTAL							**11.550.000**		**2.130.946**	**13.680.946**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.691.119			6.691.119
02	Gestión Administrativa		829.755		600.124	1.429.879
03	Previsión y Protección Social		188.000			188.000
TOTAL			**7.708.874**		**600.124**	**8.308.998**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**60**	**45**		**105**	**2.949.928**		**2.949.928**
Directivo	7	6		13	639.377		639.377
Profesional y Técnico	37	16		53	1.729.580		1.729.580
Personal Administrativo	7	5		12	253.358		253.358
Obrero	9	18		27	327.613		327.613
Personal Contratado	**21**	**15**		**36**	**727.907**		**727.907**
Directivo	1			1	62.831		62.831
Profesional y Técnico	6	9		15	450.135		450.135
Personal Administrativo	14	6		20	214.941		214.941
TOTAL	**81**	**60**		**141**	**3.677.835**		**3.677.835**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**62.520**
Empleados		1	1	62.520
Jubilados	**1**	**3**	**4**	**125.480**
Empleados	1	3	4	125.480
TOTAL	**1**	**4**	**5**	**188.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	12.706.000
4.02	Materiales, suministros y mercancías	619.725
4.03	Servicios no personales	4.054.571
4.04	Activos reales	3.776.881
4.07	Transferencias y donaciones	232.643
4.08	Otros gastos	600.124
	TOTAL	**21.989.944**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**19.258.874**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.258.874
Del sector público	19.258.874
Transferencias corrientes internas recibidas del sector público	19.258.874
De la República	19.258.874
Recursos Ordinarios	19.258.874
B. GASTOS CORRIENTES	**18.213.063**
GASTOS DE CONSUMO	17.980.420
Remuneraciones	12.706.000
Sueldos, salarios y otras retribuciones	3.700.835
Beneficios y complementos de sueldos y salarios	5.504.290
Aportes patronales	654.267
Prestaciones sociales y otras indemnizaciones	1.057.564
Asistencia socioeconómica	1.789.044
Compra de Bienes y servicios	3.764.031
Bienes de consumo	619.725
Servicios no personales	3.144.306
Impuestos indirectos	910.265
Depreciación y amortización	600.124
TRANSFERENCIAS Y DONACIONES CORRIENTES	232.643
Al sector privado	232.643
Transferencias corrientes al sector privado	188.000
Directas a personas	188.000
Pensiones y otros beneficios asociados	62.520
Jubilaciones y otros beneficios asociados	125.480
Donaciones corrientes al sector privado	44.643
Donaciones a personas	44.643
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.045.811**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.645.935**
RECURSOS PROPIOS DE CAPITAL	1.645.935
Ahorro/ Desahorro en Cuenta Corriente	1.045.811
Incremento de la depreciación y amortización acumuladas	600.124
B. GASTOS DE CAPITAL	**3.776.881**
INVERSIÓN REAL DIRECTA	3.776.881
Formación Bruta de Capital Fijo	3.776.881
Construcciones de bienes de dominio público	3.776.881
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.130.946)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.130.946**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.130.946
Disminución de otros activos financieros	2.130.946
Disminución de disponibilidades	2.130.946
Disminución de Bancos	2.130.946
B. APLICACIONES FINANCIERAS	**2.130.946**
DÉFICIT FINANCIERO	2.130.946

A0312

Fundación para el Desarrollo
de la Región Centro Occidental de Venezuela
(FUDECO)

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL DE VENEZUELA (FUDECO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Continuando con su estrategia de impulsar el desarrollo económico y social, en forma sustentable en la región centro occidental de Venezuela, conformada por los estados Cojedes, Falcón, Lara, Portuguesa y Yaracuy, FUDECO se propone ejecutar y consolidar estudios, planes y proyectos orientados a la formación y orientación técnica de los consejos comunales, comunas y organizaciones comunitarias, a la producción de estudios sobre la medición de variables de desarrollo actualizadas; a crear programas de capacitación para fortalecer la participación protagónica y el desarrollo endógeno; a contribuir a mejorar el rendimiento de la producción del café asociado a la nuez de macadamia con criterios de sustentabilidad ambiental, a través de la capacitación y transferencia tecnológica; visualizar un plan de ordenación y desarrollo del territorio de la región central; fortalecer los sistema de información para la gestión del desarrollo regional y capacitación para el fortalecimiento de la relación estado-sociedad, entre otros.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos para el ejercicio fiscal 2010, asciende a la cantidad de Bs. 14.663.196, los cuales provienen del aporte del Ministerio del Poder Popular para la Planificación y Desarrollo, por Bs. 12.130.696, venta de bienes y servicios Bs. 1.889.000, y por incremento de la depreciación y amortización acumuladas Bs. 643.500.

POLÍTICA DE GASTOS

La orientación del gasto estuvo determinada, en primer lugar, por la composición de la cuota establecida por el Ministerio del Poder Popular para la Planificación y Desarrollo, toda vez que, se asignó la cantidad de Bs. 6.330.696 a las Acciones Centralizadas y Bs. 5.800.000 a los Proyectos.

La asignación de recursos por proyectos se hizo de la siguiente manera: 1.- Apoyo a la consolidación del poder popular, Bs. 572.146; 2.- Promoción del desarrollo de áreas estratégicas en la Región Centro Occidental, Bs. 1.840.574; 3.- Formación del servidor público para la nueva institucionalidad del Estado, Bs. 685.284; 4.- Consolidación de los servicios de información sobre la Región Centro Occidental, Bs. 1.496.679; 5.- Tecnología de información y comunicación al alcance del pueblo, Bs. 105.041, y 6.- Transferencias de tecnología para una producción sustentable en fincas cafetaleras, la cantidad de Bs. 1.501.478.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**14.019.696**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.889.000
Venta de otros bienes y servicios	1.889.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.130.696
Del sector público	12.130.696
Transferencias corrientes internas recibidas del sector público	12.130.696
De la República	12.130.696
INGRESOS DE CAPITAL	**643.500**
RECURSOS PROPIOS DE CAPITAL	**643.500**
Incremento de la depreciación y amortización acumuladas	643.500
TOTAL RECURSOS	**14.663.196**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**13.969.696**
GASTOS DE CONSUMO	12.413.975
Remuneraciones	10.979.824
Sueldos, salarios y otras retribuciones	2.575.266
Beneficios y complementos de sueldos y salarios	4.562.839
Aportes patronales	538.681
Prestaciones sociales y otras indemnizaciones	1.245.091
Asistencia socioeconómica	2.057.947
Compra de Bienes y servicios	790.651
Bienes de consumo	373.888
Servicios no personales	416.763
Depreciación y amortización	643.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.555.721
Al sector privado	1.555.721
Transferencias corrientes al sector privado	1.555.721
Directas a personas	1.555.721
Pensiones y otros beneficios asociados	98.977
Jubilaciones y otros beneficios asociados	1.456.744
GASTOS DE CAPITAL	**50.000**
INVERSIÓN REAL DIRECTA	**50.000**
Formación Bruta de Capital Fijo	50.000
Maquinaria, equipos y otros bienes muebles	50.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**643.500**
INVERSIÓN FINANCIERA	**643.500**
Incremento de otros activos financieros	643.500
Incremento de disponibilidades	643.500
Incremento de caja	643.500
TOTAL GASTOS	**14.663.196**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107176	Apoyo a la consolidación del poder popular	Beneficiario	450	300	750		572.146			572.146
107221	Promoción del desarrollo de áreas estratégicas en la Región Centro Occidental	Documento			3		1.840.574			1.840.574
107329	Formación del servidor público para la nueva institucionalidad del Estado	Funcionario			790		685.284			685.284
107353	Consolidación de los servicios de información sobre la Región Centro Occidental	Sistema			1		1.496.679			1.496.679
107375	Tecnología de información y comunicación al alcance del pueblo	InfoCentro			1		105.041			105.041
107382	Transferencia de tecnología para una producción sustentable en fincas cafetaleras.	Beneficiario	110	240	350	401.202	1.100.276			1.501.478
TOTAL						401.202	5.800.000			6.201.202

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	232.410	4.774.975			5.007.385
02	Gestión Administrativa	1.898.888				1.898.888
03	Previsión y Protección Social		1.555.721			1.555.721
	TOTAL	**2.131.298**	**6.330.696**			**8.461.994**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**64**	**44**	**3**	**111**	**2.034.204**		**2.034.204**
Directivo	8	3		11	336.483		336.483
Profesional y Técnico	38	17	2	57	1.154.449		1.154.449
Personal Administrativo	18	6		24	321.668		321.668
Obrero		18	1	19	221.604		221.604
Personal Contratado	**1**		**15**	**16**	**437.713**		**437.713**
Personal Médico	1			1	57.333		57.333
Obrero			15	15	380.380		380.380
TOTAL	**65**	**44**	**18**	**127**	**2.471.917**		**2.471.917**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**6**	**4**	**10**	**98.917**
Obreros	6	4	10	98.917
Jubilados	**34**	**15**	**49**	**1.456.804**
Empleados	34	15	49	1.456.804
TOTAL	**40**	**19**	**59**	**1.555.721**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	10.979.824
4.02	Materiales, suministros y mercancías	373.888
4.03	Servicios no personales	416.763
4.04	Activos reales	50.000
4.05	Activos financieros	643.500
4.07	Transferencias y donaciones	1.555.721
4.08	Otros gastos	643.500
	TOTAL	**14.663.196**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**14.019.696**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.130.696
Del sector público	12.130.696
Transferencias corrientes internas recibidas del sector público	12.130.696
De la República	12.130.696
Recursos Ordinarios	12.130.696
Ingresos por la venta de bienes y servicios de la administración pública	1.889.000
Venta de otros bienes y servicios	1.889.000
B. GASTOS CORRIENTES	**13.969.696**
GASTOS DE CONSUMO	12.413.975
Remuneraciones	10.979.824
Sueldos, salarios y otras retribuciones	2.575.266
Beneficios y complementos de sueldos y salarios	4.562.839
Aportes patronales	538.681
Prestaciones sociales y otras indemnizaciones	1.245.091
Asistencia socioeconómica	2.057.947
Compra de Bienes y servicios	790.651
Bienes de consumo	373.888
Servicios no personales	416.763
Depreciación y amortización	643.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.555.721
Al sector privado	1.555.721
Transferencias corrientes al sector privado	1.555.721
Directas a personas	1.555.721
Pensiones y otros beneficios asociados	98.977
Jubilaciones y otros beneficios asociados	1.456.744
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**50.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**693.500**
RECURSOS PROPIOS DE CAPITAL	693.500
Ahorro/Desahorro en Cuenta Corriente	50.000
Incremento de la depreciación y amortización acumuladas	643.500
B. GASTOS DE CAPITAL	**50.000**
INVERSIÓN REAL DIRECTA	50.000
Formación Bruta de Capital Fijo	50.000
Maquinaria, equipos y otros bienes muebles	50.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DEFICIT)	**643.500**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**643.500**
SUPERÁVIT FINANCIERO	643.500
B. APLICACIONES FINANCIERAS	**643.500**
INVERSIÓN FINANCIERA	643.500
Incremento de otros activos financieros	643.500
Incremento de disponibilidades	643.500
Incremento de caja	643.500

A0325
Fundación Escuela de Gerencia Social
(FEGS)

FUNDACIÓN ESCUELA DE GERENCIA SOCIAL (FEGS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La política presupuestaria para el año 2010 de la Fundación Escuela de Gerencia Social, estará dirigida a:

- Fortalecer y crear capacidades gerenciales, abarcando las redes de atención social, que integran esfuerzos públicos y comunitarios.
- Posicionar a la gerencia social como campo disciplinario de actuación válido, pertinente y útil al desarrollo nacional.
- Impulsar la construcción y socialización de conocimientos en el área de la gerencia social, ofreciendo metodologías, tecnologías y recursos de información, adecuados a las necesidades de nuestros usuarios.

En este orden de ideas, el presente presupuesto estará orientado al logro de los siguientes objetivos:

- Promover el desarrollo de competencias gerenciales, apropiadas para la formulación, ejecución y evaluación de políticas y proyectos sociales.
- Generar conocimientos, metodologías, herramientas y prácticas destacadas en el área social, a través de actividades de investigación y asistencia técnica, dirigidas a los organismos públicos, comunidades organizadas y al sector social en general, para contribuir con ello al incremento de sus capacidades de gestión.
- Promover el acceso a material bibliográfico y otros recursos formativos, disponibles para consulta presencial o en línea, sobre temas clave del sector social. De este modo, se brinda apoyo a programas formativos, democratizando el acceso a la información y promoviendo la socialización del conocimiento.

Tales objetivos responden a su vez, al histórico e ineludible desafío y compromiso político, asumido por el Gobierno Nacional con las mayorías populares venezolanas, de avanzar y profundizar el desarrollo del Proyecto Socialista del Siglo XXI, enmarcándose la Fundación Escuela de Gerencia Social, en las directrices de construcción de la Suprema Felicidad Social y Profundización de la Democracia Protagónica Revolucionaria, en concordancia con los Lineamientos Generales del Plan de Desarrollo Económico y Social de la Nación 2007 – 2013, Proyecto Nacional "Simón Bolívar", Primer Plan Socialista (PPS).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.282.380**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	798.512
Venta de servicios	798.512
INGRESOS DE LA PROPIEDAD	59.999
Intereses	59.999
Intereses internos	59.999
Intereses por depósitos	59.999
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.423.869
Del sector público	4.423.869
Transferencias corrientes internas recibidas del sector público	4.423.869
De la República	4.423.869
INGRESOS DE CAPITAL	**452.034**
RECURSOS PROPIOS DE CAPITAL	452.034
Incremento de la depreciación y amortización acumuladas	452.034
FUENTES DE FINANCIAMIENTO	**677.310**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	677.310
Disminución de otros activos financieros	677.310
Disminución de disponibilidades	677.310
Disminución de bancos	677.310
TOTAL RECURSOS	**6.411.724**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.371.964**
GASTOS DE CONSUMO	6.044.875
Remuneraciones	4.264.543
Sueldos, salarios y otras retribuciones	1.994.898
Beneficios y complementos de sueldos y salarios	896.838
Aportes patronales	178.007
Prestaciones sociales y otras indemnizaciones	387.159
Asistencia socioeconómica	807.641
Compra de bienes y servicios	1.323.566
Bienes de consumo	528.287
Servicios no personales	795.279
Impuestos indirectos	4.732
Depreciación y amortización	452.034
TRANSFERENCIAS Y DONACIONES CORRIENTES	327.089
Al sector privado	327.089
Transferencias corrientes al sector privado	327.089
Directas a personas	327.089
Pensiones y otros beneficios asociados	28.216
Jubilaciones y otros beneficios asociados	298.873
GASTOS DE CAPITAL	**39.760**
INVERSIÓN REAL DIRECTA	39.760
Formación bruta de capital fijo	39.760
Maquinaria, equipos y otros bienes muebles	39.760
TOTAL GASTOS	**6.411.724**

RESUMEN DE PROYECTOS (En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107268	Programa de Formación para la Gestión Social.	Programa			20	236.483	174.821			411.304
107341	Programa de Formación en Gerencia Social Comunitaria	Programa			32	219.711	223.045			442.756
107371	Programa de Formación en Gerencia Social para el Sector Regional y Municipal	Programa			7	318.093	97.984			416.077
107383	Programas de Formación en Gerencia Social para el Sector Universitario	Programa			5	201.778	148.174			349.952
107393	Programa de Asistencia Técnica en el Área de Planificación y Gestión Social, dirigido a la Comuna Gual y España.	Organización Fortalecida			14	55.512	293.707			349.219
107407	Estudio de Experiencias en Materia de Organización y Desarrollo de Comunas (II Fase)	Documento			1	99.822	76.258			176.080
107483	Adaptación, Actualización y Ejecución de Servicios en Tecnologías Informáticas	Servicio			1	188.600	308.995			497.595
107563	Desarrollo del Centro de Información y Documentación al Servicio de la Gerencia Social	Información			800	80.972	418.547			499.519
107608	Producción de Publicaciones Especializadas en Políticas Públicas y Políticas Sociales	Publicación			1.000	37.879	147.870			185.749

RESUMEN DE PROYECTOS (En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107662	Diseño de Metodología para la Recopilación y Análisis de Información Relativa a la Identificación de Riesgos Socionaturales y Tecnológicos en las Comunidades.	Documento			1	2.012	81.876			83.888
107672	Evaluación de los Programas de Capacitación para Servidores Públicos y Líderes Comunitarios de la Fundación Escuela de Gerencia Social	Documento			1	34.960	78.302			113.262
	TOTAL					1.475.822	2.049.579			3.525.401

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.607.626			1.607.626
02	Gestión Administrativa	512.023	439.575			951.608
03	Previsión y Protección Social		327.089			327.089
	TOTAL	512.023	2.374.290			2.886.323

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**14**	**6**	**42**	**1.112.544**	**106.670**	**1.219.214**
Directivo	3	3	1	7	394.740		394.740
Profesional y Técnico	12	5	3	20	461.433	76.537	537.970
Administrativo	7	6	2	15	256.371	30.133	286.504
Personal Contratado	**83**	**83**		**166**	**522.875**		**522.875**
Profesional y Técnico	5	5		10	18.800		18.800
Docente	60	60		120	433.029		433.029
De Investigación	18	18		36	71.046		71.046
TOTAL	**105**	**97**	**6**	**208**	**1.635.419**	**106.670**	**1.742.089**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**		**1**	**28.216**
Empleados	1		1	28.216
Jubilados	**4**		**4**	**298.873**
Empleados	4		4	298.873
TOTAL	**5**		**5**	**327.089**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	4.264.543
4.02	Materiales, suministros y mercancías	528.287
4.03	Servicios no personales	800.011
4.04	Activos reales	39.760
4.07	Transferencias y donaciones	327.089
4.08	Otros gastos	452.034
	TOTAL	6.411.724

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.282.380**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.423.869
Del sector público	4.423.869
Transferencias corrientes internas recibidas del sector público	4.423.869
De la República (Ministerio del Poder Popular para la Planificación y Desarrollo)	4.423.869
Recursos Ordinarios	4.423.869
Ingresos por la venta de bienes y servicios de la administración pública	798.512
Venta de servicios	798.512
INGRESOS DE LA PROPIEDAD	59.999
Intereses	59.999
Intereses internos	59.999
Intereses por depósitos	59.999
B. GASTOS CORRIENTES	**6.371.964**
GASTOS DE CONSUMO	6.044.875
Remuneraciones	4.264.543
Sueldos, salarios y otras retribuciones	1.994.898
Beneficios y complementos de sueldos y salarios	896.838
Aportes patronales	178.007
Prestaciones sociales y otras indemnizaciones	387.159
Asistencia socioeconómica	807.641
Compra de bienes y servicios	1.323.566
Bienes de consumo	528.287
Servicios no personales	795.279
Impuestos indirectos	4.732
Depreciación y amortización	452.034
TRANSFERENCIAS Y DONACIONES CORRIENTES	327.089
Al sector privado	327.089
Transferencias corrientes al sector privado	327.089
Directas a personas	327.089
Pensiones y otros beneficios asociados	28.216
Jubilaciones y otros beneficios asociados	298.873
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(1.089.584)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(637.550)**
RECURSOS PROPIOS DE CAPITAL	(637.550)
Ahorro/(Desahorro) en Cuenta Corriente	(1.089.584)
Incremento de la depreciación y amortización acumuladas	452.034
B. GASTOS DE CAPITAL	**39.760**
INVERSIÓN REAL DIRECTA	39.760
Formación bruta de capital fijo	39.760
Maquinaria, equipos y otros bienes muebles	39.760
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(677.310)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**677.310**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	677.310
Disminución de otros activos financieros	677.310
Disminución de disponibilidades	677.310
Disminución de bancos	677.310
B. APLICACIONES FINANCIERAS	**677.310**
DÉFICIT FINANCIERO	677.310

A0455

Fundación Escuela Venezolana de Planificación

FUNDACIÓN ESCUELA VENEZOLANA DE PLANIFICACIÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Constitución de la República Bolivariana de Venezuela, estableció con claridad los fundamentos institucionales del Sistema de Planificación Nacional, estructurando y relacionando los tres niveles ejecutivos: Nacional, Estadal y Municipal. A partir de estos planteamientos constitucionales, se han aprobado otros instrumentos legales, que conforman la estructura normativa básica, que propicia la institucionalización del desarrollo endógeno, como elemento clave del proyecto nacional venezolano, siendo estos la Ley Orgánica de Planificación y la Ley de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas.

Considerando que el Estado tiene que facilitar la participación y corresponsabilidad de la sociedad, en la planificación democrática, en cualesquiera de sus niveles ejecutivos, y también construir y estructurar el Sistema Nacional de Planificación Pública, se decidió oportunamente, crear un órgano público nacional, que contribuyera a implantar un estilo venezolano de planificación. En tal sentido, la Fundación Escuela Venezolana de Planificación, tiene como objetivo principal la formación y capacitación a corto, mediano y largo plazo, de proyectistas y planificadores (profesionales, técnicos y ciudadanos interesados), capaces de asumir la responsabilidad de formular y desarrollar planes.

La Fundación combina e integra, las siguientes aspiraciones:

- Formar con calidad e innovación
- Investigar para generar, divulgar y aplicar conocimientos
- Desarrollar tecnologías de la información
- Mantener una infraestructura de vanguardia
- Promover el conocimiento

Para el ejercicio económico financiero 2010, la Fundación Escuela Venezolana de Planificación, implementará una política de cobertura a través de sus servicios, mediante la cual contempla capacitar a 2.400 participantes, en sus actividades presenciales, impartiendo educación en materia de planificación, para establecer un plan de asistencia a las comunidades y a la población en general, para conformar una nueva estructura social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**20.983.781**
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.983.781
Del sector público	20.983.781
Transferencias corrientes internas recibidas del sector público	20.983.781
De la República	20.983.781
INGRESOS DE CAPITAL	**1.444.763**
RECURSOS PROPIOS DE CAPITAL	1.444.763
Incremento de la depreciación y amortización acumuladas	1.444.763
TOTAL RECURSOS	**22.428.544**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**16.933.789**
GASTOS DE CONSUMO	16.333.789
Remuneraciones	10.601.347
Sueldos, salarios y otras retribuciones	4.343.147
Beneficios y complementos de sueldos y salarios	3.705.374
Prestaciones sociales y otras indemnizaciones	694.792
Asistencia socioeconómica	1.858.034
Compra de bienes y servicios	4.287.679
Bienes de consumo	1.700.000
Servicios no personales	2.587.679
Depreciación y amortización	1.444.763
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Al sector privado	600.000
Transferencias corrientes al sector privado	600.000
Directas a personas	600.000
Otras transferencias directas a personas	600.000
GASTOS DE CAPITAL	**5.494.755**
INVERSIÓN REAL DIRECTA	5.494.755
Formación bruta de capital fijo	5.494.755
Edificios e instalaciones	5.194.755
Maquinaria, equipos y otros bienes muebles	300.000
TOTAL GASTOS	**22.428.544**

RESUMEN DE PROYECTOS (En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107803	Promover la Formación Especializada en Materia de Planificación	Curso			14		3.957.216			3.957.216
107812	Diseño y Dotación Acústica de Iluminación y Sonido en las Áreas de Usos Múltiples de la Escuela Venezolana de Planificación	Dotación			3		359.040		24.600	383.640
107828	Formar con Calidad e Innovación, Impulsando la Investigación para Generar, Divulgar y Aplicar Conocimientos	Curso			55		774.400			774.400
107857	Disponer y Mantener la infraestructura de la Escuela Venezolana de Planificación	Estructura /Servicio			3		4.980.352		420.163	5.400.515
	TOTAL						**10.071.008**		**444.763**	**10.515.771**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.469.731			6.469.731
02	Gestión Administrativa		4.443.042		1.000.000	5.443.042
TOTAL			10.912.773		1.000.000	11.912.773

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**64**	**68**		**132**	**4.331.147**		**4.331.147**
Directivo	1			1	72.420		72.420
Profesional y Técnico	26	16		42	1.812.711		1.812.711
Administrativo	14	8		22	390.185		390.185
Docente	12	28		40	1.639.970		1.639.970
Obrero	11	16		27	415.861		415.861
TOTAL	**64**	**68**		**132**	**4.331.147**		**4.331.147**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	10.601.347
4.02	Materiales, suministros y mercancías	1.700.000
4.03	Servicios no personales	2.587.679
4.04	Activos reales	5.494.755
4.07	Transferencias y donaciones	600.000
4.08	Otros gastos	1.444.763
	TOTAL	**22.428.544**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**20.983.781**
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.983.781
Del sector público	20.983.781
Transferencias corrientes internas recibidas del sector público	20.983.781
De la República (Ministerio del Poder Popular para la Planificación y Desarrollo)	
Recursos Ordinarios	20.983.781
B. GASTOS CORRIENTES	**16.933.789**
GASTOS DE CONSUMO	16.333.789
Remuneraciones	10.601.347
Sueldos, salarios y otras retribuciones	4.343.147
Beneficios y complementos de sueldos y salarios	3.705.374
Prestaciones sociales y otras indemnizaciones	694.792
Asistencia socioeconómica	1.858.034
Compra de bienes y servicios	4.287.679
Bienes de consumo	1.700.000
Servicios no personales	2.587.679
Depreciación y amortización	1.444.763
TRANSFERENCIAS Y DONACIONES CORRIENTES	600.000
Al sector privado	600.000
Transferencias corrientes al sector privado	600.000
Directas a personas	600.000
Otras transferencias directas a personas	600.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**4.049.992**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**5.494.755**
RECURSOS PROPIOS DE CAPITAL	5.494.755
Ahorro/(Desahorro) en Cuenta Corriente	4.049.992
Incremento de la depreciación y amortización acumuladas	1.444.763
B. GASTOS DE CAPITAL	**5.494.755**
INVERSIÓN REAL DIRECTA	5.494.755
Formación bruta de capital fijo	5.494.755
Edificios e instalaciones	5.194.755
Maquinaria, equipos y otros bienes muebles	300.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

32
Defensoría del Pueblo

A0412
Fundación Juan Vives Suriá

FUNDACIÓN JUAN VIVES SURIÁ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Juan Vives Suriá orientará su política presupuestaria a través del Proyecto "Formación Académica en Materia de Derechos Humanos". Dentro de este Proyecto se contempla la creación de una Escuela de Derechos Humanos, así como también el fortalecimiento del Centro de Documentación e información de la Defensoría del Pueblo. Dentro de este Proyecto se proponen dos acciones específicas:

- Crear y consolidar la Escuela en materia de Derechos Humanos, para la capacitación y formación de los funcionarios, funcionarias y población en general.
- Diseño conceptual de la Escuela de Derechos Humanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**700.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	700.000
Del sector público	700.000
Transferencias corrientes internas recibidas del sector público	700.000
De la República	700.000
Recursos Ordinarios	700.000
TOTAL RECURSOS	**700.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**597.596**
GASTOS DE CONSUMO	517.596
Remuneraciones	400.000
Sueldos, salarios y otras retribuciones	330.400
Beneficios y complementos de sueldos y salarios	19.550
Aportes patronales	4.150
Prestaciones sociales y otras indemnizaciones	20.000
Asistencia socioeconómica	21.700
Otros gastos de personal	4.200
Compra de Bienes y servicios	117.596
Bienes de consumo	25.000
Servicios no personales	92.596
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	80.000
GASTOS DE CAPITAL	**102.404**
INVERSIÓN REAL DIRECTA	**102.404**
Formación Bruta de Capital Fijo	102.404
Maquinaria, equipos y otros bienes muebles	102.404
TOTAL GASTOS	**700.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107889	Formación, Investigación y Promoción en Materia de Derechos Humanos.	Centro de Formación			1		496.000			496.000
	TOTAL						496.000			496.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		80.000			80.000
02	Gestión Administrativa		124.000			124.000
	TOTAL		204.000			204.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**	**1**		**2**	**20.000**		**20.000**
Personal Administrativo	1	1		2	20.000		20.000
Personal Contratado	**8**	**3**		**11**	**310.400**		**310.400**
Profesional y Técnico		1		1	36.000		36.000
Personal Docente	5	1		6	130.400		130.400
Personal de Investigación	3	1		4	144.000		144.000
TOTAL	9	4		13	330.400		330.400

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	400.000
4.02	Materiales, suministros y mercancías	25.000
4.03	Servicios no personales	92.596
4.04	Activos reales	102.404
4.07	Transferencias y donaciones	80.000
	TOTAL	**700.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**700.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	700.000
Del sector público	700.000
Transferencias corrientes internas recibidas del sector público	700.000
De la República	700.000
Recursos Ordinarios	700.000
B. GASTOS CORRIENTES	**597.596**
GASTOS DE CONSUMO	517.596
Remuneraciones	400.000
Sueldos, salarios y otras retribuciones	330.400
Beneficios y complementos de sueldos y salarios	19.550
Aportes patronales	4.150
Prestaciones sociales y otras indemnizaciones	20.000
Asistencia socioeconómica	21.700
Otros gastos de personal	4.200
Compra de Bienes y servicios	117.596
Bienes de consumo	25.000
Servicios no personales	92.596
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000
Al sector privado	80.000
Donaciones corrientes al sector privado	80.000
Donaciones a personas	80.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO	**102.404**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**102.404**
RECURSOS PROPIOS DE CAPITAL	102.404
Ahorro/ Desahorro en Cuenta Corriente	102.404
B. GASTOS DE CAPITAL	**102.404**
INVERSIÓN REAL DIRECTA	102.404
Formación Bruta de Capital Fijo	102.404
Maquinaria, equipos y otros bienes muebles	102.404
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

33
Vicepresidencia de la República

A0369

Fundación del Estado para el Sistema Nacional
de las Orquestas Juveniles e Infantiles de Venezuela
(FESNOJIV)

FUNDACIÓN DEL ESTADO PARA EL SISTEMA NACIONAL DE LAS ORQUESTAS JUVENILES E INFANTILES DE VENEZUELA (FESNOJIV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Utilizando la Música como herramienta para el rescate ocupacional de niños, niñas, adolescentes y jóvenes, el Sistema Nacional de Orquestas y Coros Infantiles y Juveniles de Venezuela, durante 33 años ha venido construyendo una red de orquestas y coros, diseminados a lo largo y ancho del territorio nacional. Hoy Venezuela es un hermoso mapa musical, sembrada por 171 Orquestas de Iniciación, 230 Orquestas Juveniles, 171 Orquestas Infantiles, 15 Pre Infantiles, 190 Cantorías Infantiles, 364 Coros Asociados, 864 Otras Agrupaciones (Cuartetos, Quintetos y Ensambles), 5 Academias Latinoamericanas y 8 Talleres de Luthería, dando atención a 300.470 venezolanos, que ven en el Sistema, una oportunidad de crecimiento y formación integral, a través de acciones como: Práctica Orquestal y Coral, Integración Social de Personas con Discapacidad, Niños en Situación de Calle, Del Pupitre al Atril (orquestas y coros escolares y Centros Académicos de Luthería (formación de jóvenes artesanos).

OBJETIVOS GENERALES

- Rescate pedagógico, ocupacional y ético de la infancia y la juventud, mediante la instrucción y la práctica colectiva de la música, así como la capacitación de jóvenes artesanos en la fabricación y reparación de instrumentos musicales.
- Formación de recursos humanos a nivel profesional, para la extensión y multiplicación del Sistema.

OBJETIVOS ESPECÍFICOS

- Desarrollo de las capacidades personales y sociales de niños y jóvenes organizados, a través de la formación, ejecución orquestal y canto coral.
- Contribuir al rescate ocupacional de la juventud excluida del sistema laboral, mediante la capacitación para la reparación y fabricación de instrumentos sinfónicos y populares.
- Propiciar espacios de encuentro para el desarrollo de la solidaridad, la pertenencia, la efectividad, la innovación, la capacidad de riesgo y el éxito.
- Fomentar el uso adecuado del tiempo libre, evitando la incursión de niños y jóvenes en el consumo de drogas, alcoholismo y prostitución.
- Cumplir una actividad de difusión cultural formativa en el área musical hacia la comunidad, a través de una programación de presentaciones didácticas orquestales.
- Cumplir una función pedagógica en los núcleos académicos, que forman el sistema de orquestas.
- Garantizar a la niñez y a la juventud venezolana, sólidas bases para una formación cultural y musical óptima.
- Desarrollo individual y colectivo, dentro del ámbito orquestal y coral.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

La Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela, enmarcó sus políticas dentro de los lineamientos establecidos por el Gobierno Nacional respecto a la niñez, la juventud y la familia, en el marco del Plan de Desarrollo Económico y Social de la Nación 2007-2013; y los lineamientos de la Vicepresidencia de la República, ubicándose dentro del equilibrio social, y teniendo como norte alcanzar la justicia social, a través de la universalización de los derechos sociales, con garantía de equidad, buscando la disminución de las brechas sociales de calidad de vida, así como también, los déficit de atención, para construir progresivamente ciudadanos que se fortalezcan en una democracia de contenido social.

De manera particular, durante el ejercicio económico financiero 2010, en respuesta a los lineamientos de política, se implementarán las siguientes acciones:

- Continuación del programa de formación profesional de niños, niñas, adolescentes y jóvenes músicos, en los Núcleos y Módulos Orquestales Juveniles e Infantiles, creados a lo largo del país desde el año 1975.
- Continuación del proyecto de Orquestas Preescolares, dirigido desde 1995 a la incorporación en el área de cuerdas, de aquellos niños entre 2 y 6 años que así lo deseen, impartiéndoles formación musical temprana en cuatro niveles: propedéutico, CEAC I, CEAC II y Orquesta Preinfantil.
- Apoyo a la integración social de niños y jóvenes con necesidades educativas especiales, proyecto que se viene ejecutando en los estados Lara y Aragua desde 1995.
- Desarrollo desde 1998 de un Programa Orquestal y Coral en el Complejo Gustavo H. Machado de Los Chorros, centro del INAM y de la Fundación Atenea, encargados de la tutela de los niños y adolescentes, a los que se les ha dictado alguna medida judicial, sea por maltrato, abandono, peligro o trasgresión; con el objeto de brindarles la oportunidad de construir sus proyectos de vida.
- Desde el año 2000, se está trabajando en el proyecto "Del Pupitre al Atril", que consiste en propiciar la creación de Orquestas y Coros Infantiles en las Escuelas Bolivarianas, como una forma de contribuir al proceso de integración entre cultura y educación y como símbolo tangible de la misión asignada al Ministerio del Poder Popular para la Educación; de cara a las transformaciones requeridas por la Venezuela de hoy, es fundamental lograr la formación de ciudadanos creativos, íntegros, responsables, solidarios y profundamente sociales, que utilicen el arte en todas sus expresiones, como herramienta para conocer y transformar el mundo personal y colectivo.
- Fortalecimiento de la Sinfónica Nacional Infantil y de la Sinfónica Nacional Juvenil de Venezuela, quienes constituyen desde el año 1994, la representación nacional del Sistema de Orquestas Juveniles e Infantiles.
- Capacitación de jóvenes en la fabricación y reparación de instrumentos musicales, a través de las actividades que desarrolla el Centro Académico de Luthería desde 1983.
- Fortalecimiento académico del proceso de enseñanza musical, desarrollado en los Núcleos y Módulos, mediante la preproducción, producción y postproducción de teletalleres, así como la divulgación del trabajo social, artístico, cultural y de formación, desarrollado por el Sistema, mediante la elaboración de micro programas institucionales y el registro histórico de las acciones y actividades del Sistema, en lo que se refiere a la grabación de conciertos y giras, tanto nacionales como internacionales.
- Como producto del crecimiento del Sistema, la Fundación viene produciendo un proceso de descentralización de los Núcleos y Módulos, dotándolos de personalidad jurídica a través de la creación de Fundaciones Regionales, lo que les permite administrarse y recaudar fondos, dentro de un proceso de autogestión, todo esto preservando la tutela de FESNOJIV, quien además tiene un porcentaje apreciable de participación en las Asambleas y Directivas de las mencionadas Fundaciones.
- Fortalecimiento de la Orquesta Sinfónica Simón Bolívar, cuyos integrantes, desde 1975 constituyen el cuerpo académico del Sistema de Orquestas, al ser los encargados de sostener la estructura docente de los Núcleos y Módulos a nivel nacional, mediante el empleo de métodos de enseñanza instrumental, creados a partir de la experiencia musical desarrollada en los 33 años de existencia del Programa, tanto con las clases individuales como con las colectivas, mediante los talleres de especialización.
- Así mismo, participa en la producción de talleres de mejoramiento y profesionalización para otros docentes, en la producción de discos compactos para la difusión de repertorios nacionales y universales, en el apoyo al programa de asesoría internacional y en la difusión cultural del repertorio nacional y universal, a través de la programación permanente de conciertos.

- Consolidación académica y financiera del Sistema Nacional de Orquestas y Coros Juveniles e Infantiles de Venezuela, mediante el desarrollo del proyecto "II Fase del Programa de Apoyo al Centro de Acción Social por la Música", para lo cual se prevé la construcción, puesta en funcionamiento y desarrollo de siete (7) Centros Regionales que servirán de apoyo y complemento, a los procesos de acciones del Sistema, con la finalidad de crear las condiciones necesarias para una futura ampliación de su cobertura.
- Desarrollar la red de orquestas sinfónicas penitenciarias, desde el año 2007, generando valores éticos, morales y sociales en la población reclusa, a través del colectivo a favor de la sana convivencia penitenciaria, aportándole a su vez, habilidades de socialización que le faciliten su reinserción.
- Continuación del programa de asesorías y apoyo técnico-artístico internacional a los países que así lo soliciten, por cuanto, desde 1982, organismos como la OEA, la UNESCO y la CAF, han establecido con la Fundación, convenios para la creación y consolidación de un programa como el desarrollado por el Sistema de Orquestas de Venezuela, por considerarlo una experiencia exitosa en materia de política social, además de ser poseedor de un alto nivel artístico, musical y cultural.
- Consolidación del "Sistema Iberoamericano de las Orquestas y Coros Juveniles", el cual tiene su sede en Venezuela y está integrado por México, Trinidad y Tobago, Cuba, Jamaica, Bolivia, Argentina, República Dominicana, Uruguay, Chile, Paraguay, Panamá, Ecuador, El Salvador, Honduras, Guatemala y Colombia.
- Consolidación del "Sistema Mundial de Orquestas Juveniles", por decisión de la Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO), en noviembre de 1995.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**379.744.384**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	340.825
Venta de bienes	340.825
INGRESOS DE LA PROPIEDAD	380.253
Intereses	380.253
Intereses internos	380.253
Intereses por depósitos	380.253
TRANSFERENCIAS Y DONACIONES CORRIENTES	378.642.484
Del sector Privado	836.520
Transferencias corrientes internas recibidas del sector privado	836.520
De empresas privadas	836.520
Del sector público	377.805.964
Transferencias corrientes internas recibidas del sector público	377.805.964
De la República	377.805.964
OTROS INGRESOS	380.822
Otros ingresos ordinarios	380.822
INGRESOS DE CAPITAL	**127.300.707**
RECURSOS PROPIOS DE CAPITAL	3.359.998
Incremento de la depreciación y amortización acumuladas	3.359.998
TRANSFERENCIAS Y DONACIONES DE CAPITAL	123.940.709
Transferencias de capital recibidas del sector público	123.940.709
De la República	123.940.709

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
FUENTES DE FINANCIAMIENTO	**11.938.090**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.938.090
Disminución de otros activos financieros	11.938.090
Disminución de disponibilidades	11.938.090
Disminución de bancos	7.938.090
Disminución de inversiones temporales	4.000.000
TOTAL RECURSOS	**518.983.181**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**362.961.158**
GASTOS DE CONSUMO	321.348.331
Remuneraciones	248.606.298
Sueldos, salarios y otras retribuciones	81.065.261
Beneficios y complementos de sueldos y salarios	87.510.728
Aportes patronales	9.880.603
Prestaciones sociales y otras indemnizaciones	29.842.633
Asistencia socioeconómica	37.328.438
Otros gastos de personal	2.978.635
Compra de bienes y servicios	69.382.035
Bienes de consumo	11.887.972
Servicios no personales	57.494.063
Depreciación y amortización	3.359.998
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.587.196
Al sector privado	41.587.196
Transferencias corrientes al sector privado	39.537.196
Directas a personas	24.575.052
Pensiones y otros beneficios asociados	889.320
Jubilaciones y otros beneficios asociados	1.475.242
Otras transferencias directas a personas	22.210.490
Otras transferencias corrientes internas al sector privado	14.962.144
Donaciones corrientes al sector privado	2.050.000
Donaciones a personas	2.050.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	25.631
Indemnizaciones y sanciones pecuniarias	25.631
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	25.631
GASTOS DE CAPITAL	**145.944.430**
INVERSIÓN REAL DIRECTA	145.944.430
Formación bruta de capital fijo	145.944.430
Maquinaria, equipos y otros bienes muebles	42.101.221
Construcciones de bienes de dominio privado	77.000.000
Producción propia	26.843.209
Remuneraciones	1.703.227
Sueldos, salarios y otras retribuciones	1.703.227
Compra de bienes y servicios	25.139.982
Bienes de consumo	1.321.352
Servicios no personales	23.818.630
APLICACIONES FINANCIERAS	**10.077.593**
DISMINUCIÓN DE PASIVOS	10.077.593
Disminución de cuentas y efectos por pagar	8.941.390
Disminución de cuentas y efectos por pagar a corto plazo	7.046.837
Disminución de sueldos, salarios y otras remuneraciones por pagar	589.433
Disminución de aportes patronales y retenciones laborales por pagar	334.924
Disminución cuentas por pagar a proveedores a corto plazo	6.122.480
Disminución de otras cuentas y efectos por pagar	1.894.553

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de otras cuentas por pagar a corto plazo	1.894.553
Disminución de provisiones	1.136.203
Disminución de provisiones para beneficios sociales	1.136.203
TOTAL GASTOS	**518.983.181**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL (En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
29444	Programa de Apoyo al Centro de Acción Social por la Música	01-01-2007	31-12-2013	91.492.051	123.940.709	66.103.118	103.590.551	385.126.429
	TOTAL			**91.492.051**	**123.940.709**	**66.103.118**	**103.590.551**	**385.126.429**

RESUMEN DE PROYECTOS (En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
29444	Programa de Apoyo al Centro de Acción Social por la Música	Niña/ Niño/ Adolescente/ Joven	270.000	230.000	500.000		123.940.709			123.940.709
107588	Expansión de la Red de Coros y Orquestas Juveniles e Infantiles de Venezuela	Niña/ Niño/ Adolescente/ Joven	180.700	169.770	350.470		308.464.289			308.464.289
	TOTAL						**432.409.998**			**432.404.998**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		58.535.504			58.535.504
02	Gestión Administrativa	16.399.988	8.441.609		836.520	25.678.117
03	Previsión y Protección Social		2.364.562			2.364.562
	TOTAL	16.399.988	69.341.675		836.520	86.578.183

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**449**	**649**	**39**	**1.137**	**37.575.159**		**37.575.159**
Directivo	40	29	1	70	1.480.080		1.480.080
Profesional y Técnico	207	348	30	585	30.252.889		30.252.889
Administrativo	168	142		310	3.743.895		3.743.895
Obrero	34	130	8	172	2.098.295		2.098.295
Personal Fijo a Tiempo Parcial	**641**	**707**		**1.348**	**17.199.746**		**17.199.746**
Docente	641	707		1.348	17.199.746		17.199.746
Personal Contratado	**555**	**426**	**6**	**987**	**26.839.526**		**26.839.526**
Profesional y Técnico	132	84	5	221	9.251.949		9.251.949
Administrativo	303	126	1	430	13.453.207		13.453.207
Obrero	120	216		336	4.134.370		4.134.370
TOTAL	**1.645**	**1.782**	**45**	**3.472**	**81.614.431**		**81.614.431**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**16**	**2**	**18**	**889.320**
Empleados	16	2	18	889.320
Jubilados	**10**	**9**	**19**	**1.475.242**
Empleados	10	9	19	1.475.242
TOTAL	**26**	**11**	**37**	**2.364.562**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	250.309.525
4.02	Materiales, suministros y mercancías	13.209.324
4.03	Servicios no personales	81.312.693
4.04	Activos reales	119.101.221
4.07	Transferencias y donaciones	41.587.196
4.08	Otros gastos	3.385.629
4.11	Disminución de pasivos	10.077.593
	TOTAL	**518.983.181**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**379.744.384**
TRANSFERENCIAS Y DONACIONES CORRIENTES	378.642.484
Del sector Privado	836.520
Transferencias corrientes internas recibidas del sector privado	836.520
De empresas privadas	836.520
Del sector público	377.805.964
Transferencias corrientes internas recibidas del sector público	377.805.964
De la República (Vicepresidencia de la República)	377.805.964
Recursos Ordinarios	377.805.964
Ingresos por la venta de bienes y servicios de la administración pública	340.825
Venta de bienes	340.825
INGRESOS DE LA PROPIEDAD	380.253
Intereses	380.253
Intereses internos	380.253
Intereses por depósitos	380.253
OTROS INGRESOS	380.822
Otros ingresos ordinarios	380.822
B. GASTOS CORRIENTES	**362.961.158**
GASTOS DE CONSUMO	321.348.331
Remuneraciones	248.606.298
Sueldos, salarios y otras retribuciones	81.065.261
Beneficios y complementos de sueldos y salarios	87.510.728
Aportes patronales	9.880.603
Prestaciones sociales y otras indemnizaciones	29.842.633
Asistencia socioeconómica	37.328.438
Otros gastos de personal	2.978.635
Compra de bienes y servicios	69.382.035
Bienes de consumo	11.887.972
Servicios no personales	57.494.063
Depreciación y amortización	3.359.998
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.587.196
Al sector privado	41.587.196
Transferencias corrientes al sector privado	39.537.196
Directas a personas	24.575.052
Pensiones y otros beneficios asociados	889.320
Jubilaciones y otros beneficios asociados	1.475.242
Otras transferencias directas a personas	22.210.490
Otras transferencias corrientes internas al sector privado	14.962.144
Donaciones corrientes al sector privado	2.050.000
Donaciones a personas	2.050.000
OTROS GASTOS CORRIENTES	25.631
Indemnizaciones y sanciones pecuniarias	25.631
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	25.631
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**16.783.226**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**144.083.933**
RECURSOS PROPIOS DE CAPITAL	20.143.224
Ahorro/(Desahorro) en Cuenta Corriente	16.783.226
Incremento de la depreciación y amortización acumuladas	3.359.998
TRANSFERENCIAS Y DONACIONES DE CAPITAL	123.940.709
Transferencias de capital recibidas del sector público	123.940.709
De la República (Vicepresidencia de la República)	123.940.709
Proyectos por Endeudamiento	123.940.709
Programa de Apoyo al Centro de Acción Social por la Música	123.940.709
B. GASTOS DE CAPITAL	**145.944.430**
INVERSIÓN REAL DIRECTA	145.944.430
Formación bruta de capital fijo	145.944.430
Maquinaria, equipos y otros bienes muebles	42.101.221
Construcciones de bienes de dominio privado	77.000.000
Producción propia (Gastos Capitalizables)	26.843.209
Remuneraciones	1.703.227
Sueldos, salarios y otras retribuciones	1.703.227
Bienes y servicios	25.139.982
Bienes de consumo	1.321.352
Servicios no personales	23.818.630
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(1.860.497)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**11.938.090**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	11.938.090
Disminución de otros activos financieros	11.938.090
Disminución de disponibilidades	11.938.090
Disminución de bancos	7.938.090
Disminución de inversiones temporales	4.000.000
B. APLICACIONES FINANCIERAS	**11.938.090**
DISMINUCIÓN DE PASIVOS	10.077.593
Disminución de cuentas y efectos por pagar	8.941.390
Disminución de cuentas y efectos por pagar a corto plazo	7.046.837
Disminución de sueldos, salarios y otras remuneraciones por pagar	589.433
Disminución de aportes patronales y retenciones laborales por pagar	334.924
Disminución cuentas por pagar a proveedores a corto plazo	6.122.480
Disminución de otras cuentas y efectos por pagar	1.894.553
Disminución de otras cuentas por pagar a corto plazo	1.894.553
Disminución de otros pasivos	1.136.203
Disminución de provisiones y reservas técnicas	1.136.203
Disminución de provisiones	1.136.203
Disminución de provisiones para beneficios sociales	1.136.203
DÉFICIT FINANCIERO	1.860.497

A0460

Fundación Misión Milagro

FUNDACIÓN MISIÓN MILAGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Misión de la Fundación Misión Milagro es proveer un excelente servicio oftalmológico integral, a las comunidades históricamente excluidas de la atención y apartadas de la vida productiva y social, tanto en la República Bolivariana de Venezuela, como en otros países de Latinoamérica, empleando talento humano y recursos de alta tecnología en la prevención, detección, canalización y solución de problemas oftalmológicos, a fin de prevenir y tratar cualquier patología que ponga en peligro la salud visual de dichas comunidades, potenciando su participación protagónica dentro de la sociedad, lográndose la independencia de los mismos, de su núcleo familiar y el aumento de su calidad de vida.

La Visión es ser una Fundación de gran capacidad de adaptación a los requerimientos que impone el Compromiso Sandino, para impulsar y consolidar el disfrute de los derechos sociales de forma universal y equitativa, orientada a la búsqueda de la excelencia en la atención médico-oftalmológica, que responda a las necesidades de la comunidad.

Sus objetivos primordiales son los siguientes:

- La adquisición y asignación de equipos médicos, material instrumental médico oftalmológico, así como la contratación de personal especializado, que le permita a la Fundación Misión Milagro, a través del adecuado funcionamiento de los establecimientos de salud, atender de manera eficiente las distintas cirugías oftalmológicas, que deben realizarse a las poblaciones afectadas.

- Realizar todo tipo de gestiones para la obtención de los recursos económicos, para el cumplimiento de programas en las distintas etapas de su actividad.

- Prestar el apoyo logístico, para brindar una atención integral a los beneficiarios de la Misión Milagro, en todo lo concerniente a traslados, alimentación, alojamiento y cualquier otro gasto relacionado con la asistencia médico quirúrgica.

- Articular las políticas sociales impulsadas por el gobierno nacional, para incorporar a la actividad productiva, a los ciudadanos y ciudadanas a quienes se les haya solucionado su problema visual, para lograr el desarrollo individual y colectivo.

Promover programas de formación y capacitación de recursos humanos en el área oftalmológica, los cuales, mediante convenio, podrán contar con el apoyo financiero requerido para su ejecución

Conviene señalar, que en atención a la instrucción emanada del ciudadano Comandante Presidente de la República Bolivariana de Venezuela, las asignaciones correspondientes a la Fundación Misión Milagro, serán canceladas a través del Ministerio del Poder Popular del Despacho de la Presidencia, como órgano responsable del financiamiento de las misiones sociales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**19.900.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.900.000
Del sector público	19.900.000
Transferencias corrientes internas recibidas del sector público	19.900.000
De la República	19.900.000
INGRESOS DE CAPITAL	**20.326**
RECURSOS PROPIOS DE CAPITAL	20.326
Incremento de la depreciación y amortización acumuladas	20.326
TOTAL RECURSOS	**19.920.326**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**19.513.792**
GASTOS DE CONSUMO	17.489.506
Remuneraciones	137.651
Sueldos, salarios y otras retribuciones	68.825
Beneficios y complementos de sueldos y salarios	68.826
Compra de Bienes y servicios	16.116.958
Bienes de consumo	1.286.636
Servicios no personales	14.830.322
Impuestos indirectos	1.214.571
Depreciación y amortización	20.326
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.024.286
Al sector privado	2.024.286
Transferencias corrientes al sector privado	2.024.286
A instituciones sin fines de lucro	809.714
A empresas privadas	1.214.572
GASTOS DE CAPITAL	**406.534**
INVERSIÓN REAL DIRECTA	406.534
Formación bruta de capital fijo	406.534
Maquinaria, equipos y otros bienes muebles	406.534
TOTAL GASTOS	**19.920.326**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		137.651			137.651
02	Gestión Administrativa	20.326	19.762.349			19.782.675
	TOTAL	**20.326**	**19.900.000**			**19.920.326**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**5**	**5**		**10**	**68.826**	**68.825**	**137.651**
Profesional y Técnico	5	5		10	68.826	68.825	137.651
TOTAL	**5**	**5**		**10**	**68.826**	**68.825**	**137.651**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	137.651
4.02	Materiales, suministros y mercancías	1.286.636
4.03	Servicios no personales	16.044.893
4.04	Activos reales	406.534
4.07	Transferencias y donaciones	2.024.286
4.08	Otros gastos	20.326
	TOTAL	**19.920.326**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**19.900.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.900.000
Del sector público	19.900.000
Transferencias corrientes internas recibidas del sector público	19.900.000
De la República (Ministerio del Poder Popular del Despacho de la Presidencia	19.900.000
Recursos Ordinarios	19.900.000
B. GASTOS CORRIENTES	**19.513.792**
GASTOS DE CONSUMO	17.489.506
Remuneraciones	137.651
Sueldos, salarios y otras retribuciones	68.825
Beneficios y complementos de sueldos y salarios	68.826
Compra de Bienes y servicios	16.116.958
Bienes de consumo	1.286.636
Servicios no personales	14.830.322
Impuestos indirectos	1.214.571
Depreciación y amortización	20.326
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.024.286
Al sector privado	2.024.286
Transferencias corrientes al sector privado	2.024.286
A instituciones sin fines de lucro	809.714
A empresas privadas	1.214.572
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**386.208**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**406.534**
RECURSOS PROPIOS DE CAPITAL	406.534
Ahorro/ Desahorro en Cuenta Corriente	386.208
Incremento de la depreciación y amortización acumuladas	20.326
B. GASTOS DE CAPITAL	**406.534**
INVERSIÓN REAL DIRECTA	406.534
Formación bruta de capital fijo	406.534
Maquinaria, equipos y otros bienes muebles	406.534
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0830

Servicio Coordinado
de Transporte Aéreo del Ejecutivo Nacional
(SATA)

SERVICIO COORDINADO DE TRANSPORTE AÉREO DEL EJECUTIVO NACIONAL (SATA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), creado con el fin de coordinar la prestación del servicio de transporte aéreo, a los funcionarios acreditados de la Administración Pública Central y Descentralizada, enfoca su política de financiamiento, a través de los ingresos provenientes de la venta de sus servicios (propia operación), recursos éstos que son destinados al mantenimiento aeronáutico integral de las aeronaves. El SATA, por ser un servicio autónomo, tiene la capacidad de generar recursos propios, dado que presta un servicio a contraprestación.

En relación a la política de gastos del SATA, la misma está orientada a cubrir las necesidades reportadas por la Dirección de Mantenimiento y la Dirección de Operaciones, básicamente, así como también, los gastos de funcionamiento requeridos por la Oficina de Administración y Finanzas. Estas erogaciones fueron proyectadas en función de mantener y garantizar la operatividad de la flota de aviones de la institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**20.440.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.440.000
Venta de servicios	10.440.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.000.000
Del sector público	10.000.000
Transferencias corrientes internas recibidas del sector público	10.000.000
De la República	10.000.000
INGRESOS DE CAPITAL	**152.889**
RECURSOS PROPIOS DE CAPITAL	**152.889**
Incremento de la depreciación y amortización acumuladas	152.889
TOTAL RECURSOS	**20.592.889**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.535.273**
GASTOS DE CONSUMO	17.465.273
Remuneraciones	8.704.980
Sueldos, salarios y otras retribuciones	2.429.203
Beneficios y complementos de sueldos y salarios	3.735.213
Aportes patronales	323.760
Prestaciones sociales y otras indemnizaciones	760.366
Asistencia socioeconómica	1.377.438
Otros gastos de personal	79.000
Compra de bienes y servicios	8.607.404
Bienes de consumo	2.126.943
Servicios no personales	6.480.461
Depreciación y amortización	152.889
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.000
Al sector privado	60.000
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000
OTROS GASTOS CORRIENTES	10.000
Otros gastos corrientes	10.000
GASTOS DE CAPITAL	**3.057.616**
INVERSIÓN REAL DIRECTA	**3.057.616**
Formación bruta de capital fijo	3.057.616
Maquinaria, equipos y otros bienes muebles	2.707.616
Construcciones de bienes de dominio privado	350.000
TOTAL GASTOS	**20.592.889**

RESUMEN DE PROYECTOS
(En Bolívares)

Código	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107890	Mantenimiento Aeronáutico Integral y Continuo a las Aeronaves Asignadas al SATA	Mantenimiento			1.200	7.113.968	1.295.020		91.000	8.499.988
TOTAL						**7.113.968**	**1.295.020**		**91.000**	**8.499.988**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	108.000	8.704.980			8.812.980
02	Gestión Administrativa	3.218.032			61.881	3.279.913
TOTAL		**3.326.032**	**8.704.980**		**61.881**	**12.092.893**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**19**	**60**		**79**	**2.429.203**		**2.429.203**
Directivo	1	2		3	162.000		162.000
Profesional y Técnico	9	38		47	1.853.933		1.853.933
Administrativo	4	6		10	148.866		148.866
Obrero	5	14		19	264.404		264.404
TOTAL	**19**	**60**		**79**	**2.429.203**		**2.429.203**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	8.704.980
4.02	Materiales, suministros y mercancías	2.126.943
4.03	Servicios no personales	6.480.461
4.04	Activos reales	3.057.616
4.07	Transferencias y donaciones	60.000
4.08	Otros gastos	162.889
	TOTAL	**20.592.889**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**20.440.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.000.000
Del sector público	10.000.000
Transferencias corrientes internas recibidas del sector público	10.000.000
De la República (Vicepresidencia de la República)	10.000.000
Recursos Ordinarios	10.000.000
Ingresos por la venta de bienes y servicios de la administración pública	10.440.000
Venta de servicios	10.440.000
B. GASTOS CORRIENTES	**17.535.273**
GASTOS DE CONSUMO	17.465.273
Remuneraciones	8.704.980
Sueldos, salarios y otras retribuciones	2.429.203
Beneficios y complementos de sueldos y salarios	3.735.213
Aportes patronales	323.760
Prestaciones sociales y otras indemnizaciones	760.366
Asistencia socioeconómica	1.377.438
Otros gastos de personal	79.000
Compra de bienes y servicios	8.607.404
Bienes de consumo	2.126.943
Servicios no personales	6.480.461
Depreciación y amortización	152.889
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.000
Al sector privado	60.000
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000
OTROS GASTOS CORRIENTES	10.000
Otras Gastos Corrientes	10.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.904.727**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.057.616**
RECURSOS PROPIOS DE CAPITAL	3.057.616
Ahorro/ (Desahorro) en Cuenta Corriente	2.904.727
Incremento de la depreciación y amortización acumuladas	152.889
B. GASTOS DE CAPITAL	**3.057.616**
INVERSIÓN REAL DIRECTA	3.057.616
Formación bruta de capital fijo	3.057.616
Maquinaria, equipos y otros bienes muebles	2.707.616
Construcciones de bienes de dominio privado	350.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0908
Servicio Nacional de Contrataciones

SERVICIO NACIONAL DE CONTRATACIONES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La política presupuestaria del Servicio Nacional de Contrataciones (SNC), deberá estar alineada a los principios de calidad, disciplina, eficiencia y productividad del gasto, que permitan la efectividad en la utilización de los recursos públicos asignados. En este sentido, el SNC fundamentó su formulación presupuestaria del año 2010, en la racionalización y eficiencia del gasto.

Para el Ejercicio Económico Financiero 2010, aplicará los recursos provenientes de los ingresos propios y las transferencias corrientes del Ejecutivo Nacional a los siguientes fines:

- Fortalecimiento de las áreas y funciones del Registro Nacional de Contratistas (RNC).
- Afianzar el funcionamiento del Registro Nacional de Compras del Estado (RNCE).
- Consolidación de la estructura organizativa.
- Optimización de la plataforma tecnológica, así como de los sistemas de información y procedimientos, que coadyuven a la aplicación de la Ley de Contrataciones Públicas y su Reglamento.
- Formación continua de un personal comprometido, motivado y alineado con la misión y visión de la institución.
- Apoyo logístico, administrativo, legal, financiero y de planificación a la Dirección General y a las Direcciones Sustantivas para la ejecución de los proyectos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**49.000.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	26.955.412
Venta de otros bienes y servicios	26.955.412
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.044.588
Del sector público	22.044.588
Transferencias corrientes internas recibidas del sector público	22.044.588
De la República	22.044.588
INGRESOS DE CAPITAL	**75.000**
RECURSOS PROPIOS DE CAPITAL	75.000
Incremento de la depreciación y amortización acumuladas	75.000
FUENTES DE FINANCIAMIENTO	**5.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.000.000
Disminución de otros activos financieros	5.000.000
Disminución de disponibilidades	5.000.000
Disminución de caja	5.000.000
TOTAL RECURSOS	**54.075.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**52.575.000**
GASTOS DE CONSUMO	52.575.000
Remuneraciones	42.968.150
Sueldos, salarios y otras retribuciones	15.619.164
Beneficios y complementos de sueldos y salarios	11.643.691
Aportes patronales	2.650.396
Prestaciones sociales y otras indemnizaciones	3.280.421
Asistencia socioeconómica	9.170.478
Otros gastos de personal	604.000
Compra de bienes y servicios	9.531.850
Bienes de consumo	2.531.850
Servicios no personales	7.000.000
Depreciación y amortización	75.000
GASTOS DE CAPITAL	**1.500.000**
INVERSIÓN REAL DIRECTA	**1.500.000**
Formación bruta de capital fijo	1.500.000
Maquinaria, equipos y otros bienes muebles	1.500.000
TOTAL GASTOS	**54.075.000**

RESUMEN DE PROYECTOS
(En Bolívares)

		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107645	Fortalecimiento de las Áreas y funciones del Registro Nacional de Contratistas (RNC)	Informe de Ejecución			4	2.922.838	11.240.526		44.750	14.208.114
107794	Afianzar el Funcionamiento del Registro Nacional de Compras del Estado (RNCE)	Informe de Ejecución			4	2.578.608	1.646.154		30.250	4.255.012
TOTAL						**5.501.446**	**12.886.680**		**75.000**	**18.463.126**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	16.203.562	9.157.908		5.000.000	30.361.470
02	Gestión Administrativa	5.250.404				5.250.404
TOTAL		**21.453.966**	**9.157.908**		**5.000.000**	**35.611.874**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**49**	**31**	**33**	**113**	**2.064.424**	**349.066**	**2.413.490**
Directivo	3	3	8	14	350.392		350.392
Profesional y Técnico	19	13	15	47	976.777	214.891	1.191.668
Administrativo	7	4	1	12	178.758	39.327	218.085
Obrero	20	11	9	40	558.497	94.848	653.345
Personal Contratado	**130**	**104**	**7**	**241**	**7.157.952**		**7.157.952**
Profesional y Técnico	96	54	5	155	5.589.504		5.589.504
Administrativo	34	50	2	86	1.568.448		1.568.448
TOTAL	**179**	**135**	**40**	**354**	**9.222.376**	**349.066**	**9.571.442**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	42.968.150
4.02	Materiales, suministros y mercancías	2.531.850
4.03	Servicios no personales	7.000.000
4.04	Activos reales	1.500.000
4.08	Otros gastos	75.000
	TOTAL	**54.075.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**49.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.044.588
Del sector público	22.044.588
Transferencias corrientes internas recibidas del sector público	22.044.588
De la República (Vicepresidencia de la República)	22.044.588
Recursos Ordinarios	22.044.588
Ingresos por la venta de bienes y servicios de la administración pública	26.955.412
Venta de otros bienes y servicios	26.955.412
B. GASTOS CORRIENTES	**52.575.000**
GASTOS DE CONSUMO	52.575.000
Remuneraciones	42.968.150
Sueldos, salarios y otras retribuciones	15.619.164
Beneficios y complementos de sueldos y salarios	11.643.691
Aportes patronales	2.650.396
Prestaciones sociales y otras indemnizaciones	3.280.421
Asistencia socioeconómica	9.170.478
Otros gastos de personal	604.000
Compra de bienes y servicios	9.531.850
Bienes de consumo	2.531.850
Servicios no personales	7.000.000
Depreciación y amortización	75.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO /(DESAHORRO)	**(3.575.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(3.500.000)**
RECURSOS PROPIOS DE CAPITAL	(3.500.000)
Ahorro/ (Desahorro) en Cuenta Corriente	(3.575.000)
Incremento de la depreciación y amortización acumuladas	75.000
B. GASTOS DE CAPITAL	**1.500.000**
INVERSIÓN REAL DIRECTA	1.500.000
Formación bruta de capital fijo	1.500.000
Maquinaria, equipos y otros bienes muebles	1.500.000
C. RESULTADO FINANCIERO: SUPERÁVIT / (DÉFICIT)	**(5.000.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.000.000
Disminución de otros activos financieros	5.000.000
Disminución de disponibilidades	5.000.000
Disminución de caja	5.000.000
B. APLICACIONES FINANCIERAS	**5.000.000**
DÉFICIT FINANCIERO	5.000.000

A0939

Instituto Nacional de Aeronáutica Civil
(INAC)

INSTITUTO NACIONAL DE AERONÁUTICA CIVIL (INAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Aviación Civil, fue creado mediante Decreto N° 1.446 con Fuerza de Ley de Aviación Civil de fecha 18-09-2001, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 37.293 del 28-09-2001; y a partir de la publicación en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.333 de fecha 12-12-2005, se denomina Instituto Nacional de Aeronáutica Civil, ente autónomo, de naturaleza técnica, dotado de personalidad jurídica y patrimonio propio e independiente del Tesoro Nacional, con autonomía técnica, financiera, organizativa y administrativa, adscrito a la Vicepresidencia de la República, teniendo como competencias la regulación, formulación y seguimiento de políticas, planificación y realización de las actividades del Ejecutivo Nacional en materia de aviación civil, como autoridad aeronáutica de la República Bolivariana de Venezuela.

El Instituto Nacional de Aeronáutica Civil (INAC), desempeña desde el punto de vista normativo, las tres funciones primordiales de la actividad aeronáutica, las cuales son: la aplicación y desarrollo del sistema de fiscalización y regulación, proveer servicios que impacten directamente en la seguridad operacional del sistema y planificar la distribución del espacio aéreo nacional, para alcanzar los más altos niveles de optimización, en cuanto al empleo aereocomercial del modo de transporte aéreo.

Como objetivos generales el Instituto tiene:

- Ofrecer los medios para desarrollar un servicio de aeronáutica civil, seguro, estable y reglamentado, económico y eficaz, de acuerdo a los estándares establecidos mundialmente, con el propósito de promover una proyección internacional de oportunidades iguales, en el intercambio de derechos y acuerdos bilaterales.
- Garantizar la seguridad de las operaciones aéreas, que se realicen en el espacio aéreo venezolano; planificar, desarrollar, instalar y mantener los sistemas de control y equipos que sirven de apoyo a la navegación aérea, asegurando el cumplimiento de las normativas legales, que rigen esta actividad, tanto a nivel nacional como internacional.

En tal sentido, los proyectos del Instituto están concebidos en función de la solución de problemas y la atención de necesidades sociales, en armonía con los lineamientos del Plan de Desarrollo Económico y Social de la Nación 2007-2013, Proyecto Nacional "Simón Bolívar", Primer Plan Socialista (PPS) y los objetivos de la Nueva Etapa de la Revolución Bolivariana del nuevo mapa estratégico.

El INAC, a fin de cumplir con las competencias necesarias para la regulación, planificación, promoción, desarrollo, y protección y vigilancia de aeronáutica civil, en todo el territorio nacional, en coordinación con las directrices que le dicta la Vicepresidencia de la República, se ha planteado desarrollar para el ejercicio económico financiero 2010, los siguientes proyectos:

- Modernización de Aeropuertos y Control de Tráfico Aéreo
- Fortalecimiento de la Unidad Estadística de la Aeronáutica Civil
- Servicio Médico Laboral y de Atención Primaria.

La política presupuestaria que enmarca el Presupuesto de Gastos del INAC para el año 2010, prevé lo siguiente:

- Fomentar los planes de desarrollo para el sector aeronáutico, propiciando los proyectos de modernización de servicios e infraestructura aeroportuaria, sistemas de navegación aérea y salvamento.
- Consolidar la plataforma tecnológica del INAC en software, hardware y sistemas de comunicaciones, a fin de responder a las exigencias operativas y administrativas del Instituto, permitiendo el manejo seguro y oportuno de la información.
- Fortalecer el proceso de desconcentración hacia las regiones, lo cual permitirá ejercer la autoridad aeronáutica con mayor efectividad, realizar un mejor control y optimizar la seguridad en las regiones.

- Optimizar los servicios de navegación aérea y garantizar un alto nivel de calidad en la prestación de los mismos.
- Se creará la Sala Situacional de Alertas Tempranas, para darle seguimiento a eventos medulares de gestión del Instituto y establecer medidas correctivas y preventivas, en la búsqueda de mejorar la eficiencia de la gestión.
- Desarrollar y capacitar el capital humano en áreas técnicas, asociadas al sector aeronáutico y profesional.
- Fomentar y mantener un clima organizacional estable, así como la identificación de todos los trabajadores con la Institución.
- Regular el estatus del nivel de personal por cargos públicos por medio del merito y de evaluación de requerimientos mínimos.
- Mantener y mejorar los beneficios socioeconómicos otorgados trabajadores.
- Implementar el proceso de jubilaciones y pensiones para el personal del Instituto, que cumpla con los parámetros establecidos por la Ley del Estatuto sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios de la Administración Pública Nacional de los Estados y de los Municipios.
- Modificar y fortalecer el beneficio del Sistema de Ahorro.
- Implementar el sistema de evaluaciones del desempeño, como indicador de gestión del funcionamiento de las diferentes Gerencias, para justificar las necesidades del personal, así como factor de incentivo.
- Mantener una rotación baja de personal y ofrecer el mejor servicio al personal de la Institución.
- Restringir el ingreso de personal contratado para el año 2010 y así dar cumplimiento al régimen de personal del INAC y lineamientos del Ejecutivo Nacional.
- Analizar y publicar las estadísticas del sector aéreo, a fin de mantener una información veraz y oportuna para la toma de decisiones.
- Participar en eventos internacionales relacionados con la materia aeronáutica, apoyando los procesos de integración para la solución de problemas en el sector.
- Respaldar el fortalecimiento institucional, a través de la adecuación de los espacios sedes del INAC a fin de mejorar las condiciones ambientales, laborales y de operatividad.
- Será prioridad en el ámbito de la gestión humana, dentro del Instituto Nacional de Aeronáutica Civil (INAC), la continuidad y establecimiento de nuevos cursos de mejoramiento profesional y desarrollo de aptitudes de cada individuo que labora en el Instituto, con el fin de optimizar los procesos que dan vida y razón de ser a este Organismo.
- Y por último, mantener una política de racionalización y discrecionalidad del gasto suntuario.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**332.906.788**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	323.906.788
Venta de servicios	323.906.788
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.000.000
Del sector público	9.000.000
Transferencias corrientes internas recibidas del sector público	9.000.000
De la República	9.000.000
INGRESOS DE CAPITAL	**25.858.595**
RECURSOS PROPIOS DE CAPITAL	17.041.561
Incremento de la depreciación y amortización acumuladas	17.041.561
TRANSFERENCIAS Y DONACIONES DE CAPITAL	8.817.034
Transferencias de capital recibidas del sector público	8.817.034
De la República	8.817.034
FUENTES DE FINANCIAMIENTO	**70.314.642**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	70.314.642
Disminución de otros activos financieros	70.314.642
Disminución de disponibilidades	22.819.824
Disminución de caja	1.769.115
Disminución de bancos	21.050.709
Disminución de cuentas por cobrar a corto plazo	46.823.639
Disminución de cuentas comerciales por cobrar a corto plazo	46.823.639
Disminución de efectos por cobrar a corto plazo	671.179
Disminución de efectos comerciales por cobrar a corto plazo	671.179
TOTAL RECURSOS	**429.080.025**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**349.948.349**
GASTOS DE CONSUMO	343.609.455
Remuneraciones	192.142.645
Sueldos, salarios y otras retribuciones	30.205.074
Beneficios y complementos de sueldos y salarios	82.044.933
Aportes patronales	9.367.053
Prestaciones sociales y otras indemnizaciones	15.615.260
Asistencia socioeconómica	45.910.325
Otros gastos de personal	9.000.000
Compra de bienes y servicios	119.433.109
Bienes de consumo	36.007.529
Servicios no personales	83.425.580
Impuestos indirectos	14.992.140
Depreciación y amortización	17.041.561
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.338.894
Al sector privado	2.636.494
Transferencias corrientes al sector privado	2.436.494
Directas a personas	2.436.494
Pensiones y otros beneficios asociados	111.582
Jubilaciones y otros beneficios asociados	2.324.912
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Al sector público	2.000.000
Transferencias corrientes al sector público	2.000.000
A la República	2.000.000
Al sector externo	1.702.400
Transferencias corrientes al exterior	1.702.400
A organismos internacionales	1.702.400
GASTOS DE CAPITAL	**54.875.510**
INVERSIÓN REAL DIRECTA	54.875.510
Formación bruta de capital fijo	54.875.510
Maquinaria, equipos y otros bienes muebles	53.966.070
Bienes preexistentes	900.000
Construcciones de bienes de dominio privado	9.440
APLICACIONES FINANCIERAS	**24.256.166**
DISMINUCIÓN DE PASIVOS	24.256.166
Disminución de cuentas y efectos por pagar	24.256.166
Disminución de cuentas y efectos por pagar a corto plazo	24.255.339
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.191.357
Disminución de aportes patronales y retenciones laborales por pagar	8.357.316
Disminución cuentas por pagar a proveedores a corto plazo	12.706.666
Disminución de otras cuentas y efectos por pagar	827
Disminución de otros efectos por pagar a corto plazo	827
TOTAL GASTOS	**429.080.025**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha Inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
11350	Modernización de Aeropuertos y Control de Trafico Aéreo	03-01-2005	31-12-2010		12.028.683			12.028.683
99076	Fortalecimiento de la Unidad Estadística de la Aeronáutica Civil	01-01-2009	31-12-2010	494.042	476.922			970.964
99474	Servicio Medico Laboral y de Atención Primaria	01-01-2009	30-12-2010	434.000	2.216.622			2.650.622
TOTAL				**928.042**	**14.722.227**			**15.650.269**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
11350	Modernización de Aeropuertos y Control de Trafico Aéreo	Equipo			223	3.211.649	8.817.034			12.028.683
99076	Fortalecimiento de la Unidad Estadística de la Aeronáutica Civil	Unidad			1	476.922				476.922
99474	Servicio Médico Laboral y de Atención Primaria	Centro Médico Asistencial			1	2.216.622				2.216.622
TOTAL						**5.905.193**	**8.817.034**			**14.722.227**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	185.641.900	9.000.000			194.641.900
02	Gestión Administrativa	217.279.404				217.279.404
03	Previsión y Protección Social	2.436.494				2.436.494
	TOTAL	**405.357.798**	**9.000.000**			**414.357.798**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**455**	**494**	**430**	**1.379**	**28.021.514**		**28.021.514**
Directivo	17	18	28	63	1.298.195		1.298.195
Profesional y Técnico	336	342	401	1.079	22.963.152		22.963.152
Administrativo	74	27	1	102	2.170.752		2.170.752
Obrero	28	107		135	1.589.415		1.589.415
Personal Contratado	**16**	**27**		**43**	**1.783.560**		**1.783.560**
Profesional y Técnico	16	27		43	1.783.560		1.783.560
TOTAL	**471**	**521**	**430**	**1.422**	**29.805.074**		**29.805.074**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**7**	**7**	**111.582**
Obreros		7	7	111.582
Jubilados	**30**	**51**	**81**	**2.324.912**
Empleados	30	51	81	2.324.912
TOTAL	**30**	**58**	**88**	**2.436.494**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	192.142.645
4.02	Materiales, suministros y mercancías	36.007.529
4.03	Servicios no personales	98.417.720
4.04	Activos reales	54.875.510
4.07	Transferencias y donaciones	6.338.894
4.08	Otros gastos	17.041.561
4.11	Disminución de pasivos	24.256.166
	TOTAL	**429.080.025**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**332.906.788**
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.000.000
Del sector público	9.000.000
Transferencias corrientes internas recibidas del sector público	9.000.000
De la República (Vicepresidencia de la República)	9.000.000
Recursos Ordinarios	9.000.000
Ingresos por la venta de bienes y servicios de la administración pública	323.906.788
Venta de servicios	323.906.788
B. GASTOS CORRIENTES	**349.948.349**
GASTOS DE CONSUMO	343.609.455
Remuneraciones	192.142.645
Sueldos, salarios y otras retribuciones	30.205.074
Beneficios y complementos de sueldos y salarios	82.044.933
Aportes patronales	9.367.053
Prestaciones sociales y otras indemnizaciones	15.615.260
Asistencia socioeconómica	45.910.325
Otros gastos de personal	9.000.000
Compra de bienes y servicios	119.433.109
Bienes de consumo	36.007.529
Servicios no personales	83.425.580
Impuestos indirectos	14.992.140
Depreciación y amortización	17.041.561
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.338.894
Al sector privado	2.636.494
Transferencias corrientes al sector privado	2.436.494
Directas a personas	2.436.494
Pensiones y otros beneficios asociados	111.582
Jubilaciones y otros beneficios asociados	2.324.912
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
Al sector público	2.000.000
Transferencias corrientes al sector público	2.000.000
A la República	2.000.000
Al sector externo	1.702.400
Transferencias corrientes al exterior	1.702.400
A organismos internacionales	1.702.400
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO /(DESAHORRO)	**(17.041.561)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**8.817.034**
Ahorro/ (Desahorro) en Cuenta Corriente	(17.041.561)
Incremento de la depreciación y amortización acumuladas	17.041.561
TRANSFERENCIAS Y DONACIONES DE CAPITAL	8.817.034
Transferencias de capital recibidas del sector público	8.817.034
De la República (Vicepresidencia de la República)	8.817.034
Proyectos por Endeudamiento	8.817.034
Modernización Aeropuerto Tráfico Aéreo	8.817.034

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**54.875.510**
INVERSIÓN REAL DIRECTA	54.875.510
Formación bruta de capital fijo	54.875.510
Maquinaria, equipos y otros bienes muebles	53.966.070
Bienes preexistentes	900.000
Construcciones de bienes de dominio privado	9.440
C. RESULTADO FINANCIERO: SUPERÁVIT /(DÉFICIT)	**(46.058.476)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**70.314.642**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	70.314.642
Disminución de otros activos financieros	70.314.642
Disminución de disponibilidades	22.819.824
Disminución de caja	1.769.115
Disminución de bancos	21.050.709
Disminución de cuentas por cobrar a corto plazo	46.823.639
Disminución de cuentas comerciales por cobrar a corto plazo	46.823.639
Disminución de efectos por cobrar a corto plazo	671.179
Disminución de efectos comerciales por cobrar a corto plazo	671.179
B. APLICACIONES FINANCIERAS	**70.314.642**
DISMINUCIÓN DE PASIVOS	24.256.166
Disminución de cuentas y efectos por pagar	24.256.166
Disminución de cuentas y efectos por pagar a corto plazo	24.255.339
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.191.357
Disminución de aportes patronales y retenciones laborales por pagar	8.357.316
Disminución cuentas por pagar a proveedores a corto plazo	12.706.666
Disminución de otras cuentas y efectos por pagar	827
Disminución de otros efectos por pagar a corto plazo	827
DÉFICIT FINANCIERO	46.058.476

34

Ministerio del Poder Popular para la Agricultura y Tierras

A0022

Instituto Nacional
de Investigaciones Agrícolas
(INIA)

INSTITUTO NACIONAL DE INVESTIGACIONES AGRÍCOLAS (INIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El INIA en cumplimiento de su misión, trabaja atendiendo los lineamientos contenidos en el Plan Nacional de Desarrollo Económico y Social de la Nación 2007-2013, y las políticas para el sector agrícola contenidas en el Plan Nacional Agrícola y de Alimentación, para lo cual ejecuta proyectos de investigación e innovación tecnológica en rubros de importancia agrícola, pecuario, pesquero y del medio rural del país. Produce insumos tecnológicos estratégicos, tales como semillas, plantas, vacunas, y otros inmunológicos, pajuelas de semen, reproductores bovinos, ovinos y caprinos, ovas y alevines de peces. Además, presta servicios tecnológicos especializados, tales como análisis de muestras de suelos y aguas, plantas, alimentos, peces, pesticidas, fertilizantes, y servicio de certificación de semillas para la siembra.

El Presupuesto de Ingresos y Gastos del INIA para el año 2010 asciende a la cantidad de Bs. 251.625.965, que será financiado con recursos propios por Bs. 1.300.000 y con transferencias provenientes del Ejecutivo Nacional por Bs. 250.325.965.

La estructura presupuestaria comprende las acciones centralizadas por Bs. 200.500.000 y proyectos por Bs. 51.125.965, relacionados con el "Desarrollo de capacidades para la producción de semilla de alta calidad" y con el Servicio Nacional de Semilla-SENASEM.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**200.800.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	800.000
Venta de bienes	552.000
Venta de servicios	120.000
Venta de otros bienes y servicios	128.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.000.000
Del sector público	200.000.000
Transferencias corrientes internas recibidas del sector público	200.000.000
De la República	200.000.000
INGRESOS DE CAPITAL	**50.825.965**
RECURSOS PROPIOS DE CAPITAL	**500.000**
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**50.325.965**
Transferencias de capital recibidas del sector público	50.325.965
De la República	50.325.965
TOTAL RECURSOS	**251.625.965**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**189.075.901**
GASTOS DE CONSUMO	146.444.943
Remuneraciones	105.611.405
Sueldos, salarios y otras retribuciones	21.200.983
Beneficios y complementos de sueldos y salarios	42.606.460
Aportes patronales	5.569.260
Prestaciones sociales y otras indemnizaciones	10.565.819
Asistencia socioeconómica	25.668.883
Compra de Bienes y servicios	40.333.538
Bienes de consumo	7.688.643
Servicios no personales	32.644.895
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.630.958
Al sector privado	42.500.625
Transferencias corrientes al sector privado	42.500.625
Directas a personas	42.500.625
Pensiones y otros beneficios asociados	4.867.130
Jubilaciones y otros beneficios asociados	36.385.750
Otras transferencias directas a personas	1.247.745
Al sector externo	130.333
Transferencias corrientes al exterior	130.333
A organismos internacionales	130.333

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**56.215.223**
INVERSION REAL DIRECTA	**56.215.223**
Formación Bruta de Capital Fijo	56.215.223
Edificios e instalaciones	2.877.974
Maquinaria, equipos y otros bienes muebles	6.155.321
Construcciones de bienes de dominio privado	500.986
Producción propia (Gastos Capitalizables)	46.680.942
Remuneraciones	27.560.870
Sueldos, salarios y otras retribuciones	9.039.822
Beneficios y complementos de sueldos y salarios	10.264.105
Aportes patronales	1.498.830
Prestaciones sociales y otras indemnizaciones	2.153.743
Asistencia socioeconómica	4.604.370
Compra de Bienes y servicios	19.120.072
Bienes de consumo	13.614.185
Servicios no personales	5.505.887
APLICACIONES FINANCIERAS	**6.334.841**
DISMINUCION DE PASIVOS	**6.334.841**
Disminución de cuentas y efectos por pagar	6.334.841
Disminución de cuentas y efectos por pagar a corto plazo	6.334.841
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.334.841
TOTAL GASTOS	**251.625.965**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
99176	Desarrollo de Capacidades para la Producción de Semilla de Alta Calidad	12-01-2009	12-12-2011	83.000.150	48.325.965	115.666.016		246.992.131
99560	Servicio Nacional de Semilla - SENASEM	12-01-2009	12-12-2011	2.419.684	2.800.000	3.906.853		9.126.537
TOTAL				85.419.834	51.125.965	119.572.869		256.118.668

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
99176	Desarrollo de Capacidades para la Producción de Semilla de Alta Calidad	Kilo			30.000.000		48.325.965			48.325.965
99560	Servicio Nacional de Semilla -SENASEM	Tonelada			97.000	800.000	2.000.000			2.800.000
	TOTAL					**800.000**	**50.325.965**			**51.125.965**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		111.235.732			111.235.732
02	Gestión Administrativa		47.511.388		500.000	48.011.388
03	Previsión y Protección Social		41.252.880			41.252.880
	TOTAL		**200.000.000**		**500.000**	**200.500.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**707**	**1.050**		**1.757**	**13.299.924**	**10.225.186**	**23.525.110**
Directivo	10	10		20	177.136		177.136
Profesional y Técnico	94	49		143	1.464.966	1.072.493	2.537.459
Personal Administrativo	212	33		245	1.321.415	644.658	1.966.073
Personal de Investigación	321	438		759	6.264.759	1.039.571	7.304.330
Obrero	70	520		590	4.071.648	7.468.464	11.540.112
Personal Contratado	**168**	**252**	**282**	**702**	**14.377.812**		**14.377.812**
Profesional y Técnico	160	240	256	656	13.664.956		13.664.956
Personal Administrativo	8	12	26	46	712.856		712.856
TOTAL	**875**	**1.302**	**282**	**2.459**	**27.677.736**	**10.225.186**	**37.902.922**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**109**	**20**	**129**	**4.760.527**
Empleados	109	20	129	4.760.527
Jubilados	**215**	**302**	**517**	**35.198.213**
Empleados	215	302	517	35.198.213
TOTAL	**324**	**322**	**646**	**39.958.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	133.172.275
4.02	Materiales, suministros y mercancías	21.302.828
4.03	Servicios no personales	38.150.782
4.04	Activos reales	9.534.281
4.07	Transferencias y donaciones	42.630.958
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	6.334.841
	TOTAL	**251.625.965**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**200.800.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.000.000
Del sector público	200.000.000
Transferencias corrientes internas recibidas del sector público	200.000.000
De la República	200.000.000
Ministerio del Poder Popular para la Agricultura y Tierras	200.000.000
Recursos Ordinarios	143.333.334
Gestión Fiscal	56.666.666
Ingresos por la venta de bienes y servicios de la administración pública	800.000
Venta de bienes	552.000
Venta de servicios	120.000
Venta de otros bienes y servicios	128.000
B. GASTOS CORRIENTES	**189.075.901**
GASTOS DE CONSUMO	146.444.943
Remuneraciones	105.611.405
Sueldos, salarios y otras retribuciones	21.200.983
Beneficios y complementos de sueldos y salarios	42.606.460
Aportes patronales	5.569.260
Prestaciones sociales y otras indemnizaciones	10.565.819
Asistencia socioeconómica	25.668.883
Compra de Bienes y servicios	40.333.538
Bienes de consumo	7.688.643
Servicios no personales	32.644.895
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.630.958
Al sector privado	42.500.625
Transferencias corrientes al sector privado	42.500.625
Directas a personas	42.500.625
Pensiones y otros beneficios asociados	4.867.130
Jubilaciones y otros beneficios asociados	36.385.750
Otras transferencias directas a personas	1.247.745
Al sector externo	130.333
Transferencias corrientes al exterior	130.333
A organismos internacionales	130.333
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**11.724.099**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**62.550.064**
RECURSOS PROPIOS DE CAPITAL	12.224.099
Ahorro/ Desahorro en Cuenta Corriente	11.724.099
Incremento de la depreciación y amortización acumuladas	500.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	50.325.965
Transferencias de capital recibidas del sector público	50.325.965
De la República	50.325.965
Ministerio del Poder Popular para la Agricultura y Tierras	50.325.965
Recursos Ordinarios	50.325.965

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**56.215.223**
INVERSIÓN REAL DIRECTA	56.215.223
Formación Bruta de Capital Fijo	56.215.223
Edificios e instalaciones	2.877.974
Maquinaria, equipos y otros bienes muebles	6.155.321
Construcciones de bienes de dominio privado	500.986
Producción propia (Gastos Capitalizables)	46.680.942
Remuneraciones	27.560.870
Sueldos, salarios y otras retribuciones	9.039.822
Beneficios y complementos de sueldos y salarios	10.264.105
Aportes patronales	1.498.830
Prestaciones sociales y otras indemnizaciones	2.153.743
Asistencia socioeconómica	4.604.370
Bienes y servicios	19.120.072
Bienes de consumo	13.614.185
Servicios no personales	5.505.887
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**6.334.841**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**6.334.841**
SUPERÁVIT FINANCIERO	6.334.841
B. APLICACIONES FINANCIERAS	**6.334.841**
DISMINUCION DE PASIVOS	6.334.841
Disminución de cuentas y efectos por pagar	6.334.841
Disminución de cuentas y efectos por pagar a corto plazo	6.334.841
Disminución de sueldos, salarios y otras remuneraciones por pagar	6.334.841

A0426

Fundación Tierra Fértil

FUNDACIÓN TIERRA FÉRTIL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio 2010, la Fundación Tierra Fértil continuará prestando atención integral a los familiares directos de los campesinos víctimas del sicariato, así como a los caseríos y asentamientos agrícolas. Asimismo, dará especial énfasis a la formación integral de las comunidades para promover su organización y participación.

El Presupuesto de Ingresos y Gastos de la Fundación para el ejercicio económico-financiero 2010, asciende a la cantidad de Bs. 42.097.872, distribuidos en Proyectos por la cantidad de Bs. 39.940.000 y Acciones Centralizadas por la cantidad de Bs. 2.157.872, que serán financiados con recursos propios y asignaciones del Ministerio del Poder Popular para la Agricultura y Tierras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
INGRESOS DE CAPITAL	**37.097.872**
RECURSOS PROPIOS DE CAPITAL	**157.872**
Incremento de la depreciación y amortización acumuladas	157.872
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**36.940.000**
Transferencias de capital recibidas del sector público	36.940.000
De la República	36.940.000
FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**3.000.000**
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de Bancos	3.000.000
TOTAL RECURSOS	**42.097.872**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**38.434.152**
GASTOS DE CONSUMO	5.019.152
Compra de Bienes y servicios	3.911.280
Bienes de consumo	2.672.663
Servicios no personales	1.238.617
Impuestos indirectos	950.000
Depreciación y amortización	157.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.415.000
Al sector privado	27.825.000
Transferencias corrientes al sector privado	4.540.000
A empresas privadas	970.000
Otras transferencias corrientes internas al sector privado	3.570.000
Donaciones corrientes al sector privado	23.285.000
Donaciones a personas	19.620.000
Donaciones a instituciones sin fines de lucro	3.665.000
Al sector público	5.590.000
Transferencias corrientes al sector público	380.000
A los entes descentralizados sin fines empresariales para sus gastos	380.000
Donaciones corrientes al sector público	3.710.000
A la República	510.000
A los entes descentralizados sin fines empresariales	2.100.000
Al Poder Municipal	1.100.000
Donaciones Corrientes a Consejos Comunales	1.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**3.263.720**
INVERSIÓN REAL DIRECTA	**1.578.720**
Formación Bruta de Capital Fijo	1.578.720
Maquinaria, equipos y otros bienes muebles	1.578.720
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**1.685.000**
Al sector privado	935.000
Donaciones de capital al sector privado	935.000
A instituciones sin fines de lucro	935.000
Al sector público	750.000
Donaciones de Capital a Consejos Comunales	750.000
APLICACIONES FINANCIERAS	**400.000**
DISMINUCION DE PASIVOS	**400.000**
Disminución de otros pasivos a mediano y largo plazo	400.000
TOTAL GASTOS	42.097.872

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106125	Atención Integral a Personas de Escasos Recursos como Campesinos, Indígenas, Particulares y Empleados de la Institución en las Áreas de: Educación, Alimentación, Salud, Vivienda y Laboral	Ayuda			800	1.500.000	11.100.000			12.600.000
106329	Formación Integral de las Comunidades para Promover su Organización y Participación a través de la Constitución de Comités Técnicos y Contralorías Sociales (II Etapa)	Ayuda			110		2.000.000			2.000.000
106513	Atención Integral a los Familiares Directos de Campesinos Victimas de Sicariato a Nivel Nacional, así como a los Caseríos y Asentamiento Agrícolas cuyas Familias Fueron Víctimas del Abandono del Estado. (IV) Etapa	Ayuda			458		7.000.000			7.000.000
106518	Campaña de divulgación sobre la Gestión Gubernamental Agrícola y los Programas Sociales a los Fines de Estimular la Participación de los Ciudadanos y Ciudadanas para Responder Juntos Pueblo y Gobierno a las Necesidades de cada Sector	Ayuda			260		2.000.000			2.000.000
106523	Dotación de Medicinas, Equipos y Utensilios Médicos, Agrícolas, Educativos, Deportivos y Vehículos Automotores y Fluviales, así como sus Partes y Piezas, para Atender a las Comunidades Organizadas (Tales como: Consejos Comunales, Cooperativas, Mesas Técnicas) y Organizaciones y/o Instituciones sin Fines de Lucro con Desenvolvimiento en el Hábitat Rural	Ayuda			231	1.500.000	10.000.000			11.500.000
106526	Centro de Formación Agrícola Socialista Ezequiel Zamora	Curso			33		4.840.000			4.840.000
	TOTAL					**3.000.000**	**36.940.000**			**39.940.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores					
02	Gestión Administrativa		2.000.000		157.872	2.157.872
03	Previsión y Protección Social					
TOTAL			**2.000.000**		**157.872**	**2.157.872**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.02	Materiales, suministros y mercancías	2.672.663
4.03	Servicios no personales	2.188.617
4.04	Activos reales	1.578.720
4.07	Transferencias y donaciones	35.100.000
4.08	Otros gastos	157.872
4.11	Disminución de pasivos	400.000
	TOTAL	**42.097.872**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
Ministerio del Poder Popular para la Agricultura y Tierras	2.000.000
Recursos Ordinarios	2.000.000
B. GASTOS CORRIENTES	**38.434.152**
GASTOS DE CONSUMO	5.019.152
Compra de Bienes y servicios	3.911.280
Bienes de consumo	2.672.663
Servicios no personales	1.238.617
Impuestos indirectos	950.000
Depreciación y amortización	157.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.415.000
Al sector privado	27.825.000
Transferencias corrientes al sector privado	4.540.000
A empresas privadas	970.000
Otras transferencias corrientes internas al sector privado	3.570.000
Donaciones corrientes al sector privado	23.285.000
Donaciones a personas	19.620.000
Donaciones a instituciones sin fines de lucro	3.665.000
Al sector público	5.590.000
Transferencias corrientes al sector público	380.000
A los entes descentralizados sin fines empresariales para sus gastos	380.000
Donaciones corrientes al sector público	3.710.000
A la República	510.000
A los entes descentralizados sin fines empresariales	2.100.000
Al Poder Municipal	1.100.000
Donaciones Corrientes a Consejos Comunales	1.500.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(36.434.152)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**663.720**
RECURSOS PROPIOS DE CAPITAL	(36.276.280)
Ahorro/ Desahorro en Cuenta Corriente	(36.434.152)
Incremento de la depreciación y amortización acumuladas	157.872
TRANSFERENCIAS Y DONACIONES DE CAPITAL	36.940.000
Transferencias de capital recibidas del sector público	36.940.000
De la República	36.940.000
Ministerio del Poder Popular para la Agricultura y Tierras	36.940.000
Recursos Ordinarios	36.940.000
B. GASTOS DE CAPITAL	**3.263.720**
INVERSIÓN REAL DIRECTA	1.578.720
Formación Bruta de Capital Fijo	1.578.720
Maquinaria, equipos y otros bienes muebles	1.578.720
TRANSFERENCIAS Y DONACIONES DE CAPITAL	1.685.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Al sector privado	935.000
Donaciones de capital al sector privado	935.000
A instituciones sin fines de lucro	935.000
Al sector público	750.000
Donaciones de Capital a los Consejos Comunales	750.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.600.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.000.000
Disminución de otros activos financieros	3.000.000
Disminución de disponibilidades	3.000.000
Disminución de Bancos	3.000.000
B. APLICACIONES FINANCIERAS	**3.000.000**
DISMINUCION DE PASIVOS	400.000
Disminución de otros pasivos	400.000
Disminución de otros pasivos a mediano y largo plazo	400.000
DÉFICIT FINANCIERO	2.600.000

A0465
Fundación de Capacitación e Innovación
para Apoyar la Revolución Agraria
(CIARA)

FUNDACIÓN DE CAPACITACIÓN E INNOVACIÓN PARA APOYAR LA REVOLUCIÓN AGRARIA (CIARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA), tiene como misión potenciar la participación protagónica de las comunidades rurales y periurbanas del país, a través de un proceso local de organización, capacitación, innovación y acompañamiento socio productivo, como base de un sistema nacional de extensión, fortaleciendo las capacidades humanas institucionales, hacia la consolidación de un modelo de economía popular.

El presupuesto de Ingresos y Gastos para el ejercicio 2010 asciende a la cantidad de Bs. 161.367.935, el cual comprende Bs. 55.299.662 para las acciones centralizadas y Bs. 106.068.273 para la ejecución de los proyectos.

La política de financiamiento está basada en las siguientes fuentes:

- Aporte del Ejecutivo Nacional por Bs. 157.549.478, de los cuales Bs. 23.023.258 corresponden a la Ley Especial de Endeudamiento Anual 2010, orientados al Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II) por Bs. 19.472.450 y al Desarrollo de Cadenas Agroproductivas en la Región de Barlovento por Bs. 3.550.808
- Fondo de depreciación por Bs. 1.531.662
- Donación del Programa de las Naciones Unidas para el Desarrollo (PNUD) por Bs. 2.286.795.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**56.054.795**
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.054.795
Del sector público	53.768.000
Transferencias corrientes internas recibidas del sector público	53.768.000
De la República	53.768.000
Del sector externo	2.286.795
Donaciones corrientes recibidas del exterior	2.286.795
De organismos internacionales	2.286.795
INGRESOS DE CAPITAL	**105.313.140**
RECURSOS PROPIOS DE CAPITAL	**1.531.662**
Incremento de la depreciación y amortización acumuladas	1.531.662
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**103.781.478**
Transferencias de capital recibidas del sector público	103.781.478
De la República	103.781.478
TOTAL RECURSOS	**161.367.935**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**152.001.067**
GASTOS DE CONSUMO	149.668.901
Remuneraciones	111.278.918
Sueldos, salarios y otras retribuciones	33.821.531
Beneficios y complementos de sueldos y salarios	34.506.404
Aportes patronales	5.817.589
Prestaciones sociales y otras indemnizaciones	11.996.008
Asistencia socioeconómica	25.137.386
Compra de Bienes y servicios	36.858.321
Bienes de consumo	11.806.618
Servicios no personales	25.051.703
Depreciación y amortización	1.531.662
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.332.166
Al sector privado	2.332.166
Transferencias corrientes al sector privado	1.088.166
Directas a personas	788.137
Pensiones y otros beneficios asociados	19.656
Jubilaciones y otros beneficios asociados	766.881
Otras transferencias directas a personas	1.600
Otras transferencias corrientes internas al sector privado	300.029
Donaciones corrientes al sector privado	1.244.000
Donaciones a personas	404.000
Donaciones a instituciones sin fines de lucro	840.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**9.366.868**
INVERSION REAL DIRECTA	**5.838.868**
Formación Bruta de Capital Fijo	5.838.868
Maquinaria, equipos y otros bienes muebles	5.838.868
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**3.528.000**
Al sector privado	3.528.000
Transferencias de capital al sector privado	3.528.000
A empresas privadas	3.528.000
TOTAL GASTOS	**161.367.935**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
25836	Desarrollo Sostenible para las Zonas Semiáridas de los Estados Falcón y Lara Segunda Fase (PROSALAFA II)	01-01-2006	31-12-2013	48.105.946	19.472.450	9.048.342	5.820.158	82.446.896
25844	Proyecto Convenio de Cooperación	12-05-2003	30-12-2010	76.685.146	5.000.000			81.685.146
27778	Desarrollo de Cadenas Agroproductivas en la Región de Barlovento.	01-03-2004	30-06-2010		3.550.808			3.550.808
64864	Proyecto de Conservación de la Biodiversidad en el Paisaje Productivo de Los Andes Venezolanos (TERRANDINA)	01-04-2007	31-12-2013		6.198.937	6.341.376	21.147.406	33.687.719
66541	Educación Popular para la Construcción Socialista de Redes Comunales Socioproductivas.	01-01-2008	31-12-2014	3.378.266	51.846.078	80.946.628	592.895.406	729.066.378
106220	Proyecto de Atención Integral a los Fundos Zamoranos	01-01-2010	30-06-2014		15.000.000	17.714.216	46.765.531	79.479.747
106339	Proyecto de Desarrollo y Consolidación de Agricultura Urbana y Periurbana	01-01-2010	31-12-2013		5.000.000	8.924.664	23.890.608	37.815.272
TOTAL				**128.169.358**	**106.068.273**	**122.975.226**	**690.519.109**	**1.047.731.966**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
25836	Desarrollo Sostenible para las Zonas Semiáridas de los Estados Falcón y Lara Segunda Fase (PROSALAFA II)	Persona Beneficiada			50.000		19.472.450			19.472.450
25844	Proyecto Convenio de Cooperación	Persona Capacitada			71.621		5.000.000			5.000.000
27778	Desarrollo de Cadenas Agroproductivas en la región de Barlovento.	Familia Atendida			12.000		3.550.808			3.550.808
64864	Proyecto de Conservación de la Biodiversidad en el Paisaje Productivo de Los Andes venezolanos (TERRANDINA)	Familia Atendida			10.500		3.912.142		2.286.795	6.198.937
66541	Educación Popular para la Construcción Socialista de Redes Comunales Socioproductivas.	Comunidad			3.800		51.846.078			51.846.078
106220	Proyecto de Atención Integral a los Fundos Zamoranos	Fundo			84		15.000.000			15.000.000
106339	Proyecto de Desarrollo y Consolidación de Agricultura Urbana y Periurbana	Unidad de Producción			1.650		5.000.000			5.000.000
	TOTAL						**103.781.478**		**2.286.795**	**106.068.273**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		38.707.868			38.707.868
02	Gestión Administrativa	1.531.662	14.273.595			15.805.257
03	Previsión y Protección Social		786.537			786.537
	TOTAL	**1.531.662**	**53.768.000**			**55.299.662**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**401**	**475**	**66**	**942**	**29.757.763**		**29.757.763**
Directivo	19	24	3	46	2.237.772		2.237.772
Profesional y Técnico	316	381	56	753	25.042.141		25.042.141
Personal Administrativo	66	70	7	143	2.477.850		2.477.850
Personal Contratado			**119**	**119**	**4.063.768**		**4.063.768**
Profesional y Técnico			119	119	4.063.768		4.063.768
TOTAL	401	475	185	1.061	33.821.531		33.821.531

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**		**1**	**19.656**
Empleados	1		1	19.656
Jubilados	**2**	**6**	**8**	**766.881**
Empleados	2	6	8	766.881
TOTAL	3	6	9	786.537

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	111.278.918
4.02	Materiales, suministros y mercancías	11.806.618
4.03	Servicios no personales	25.051.703
4.04	Activos reales	5.838.868
4.07	Transferencias y donaciones	5.860.166
4.08	Otros gastos	1.531.662
	TOTAL	**161.367.935**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**56.054.795**
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.054.795
Del sector público	53.768.000
Transferencias corrientes internas recibidas del sector público	53.768.000
De la República	53.768.000
Ministerio del Poder Popular para la Agricultura y Tierras	53.768.000
Recursos Ordinarios	53.768.000
Del sector externo	2.286.795
Donaciones corrientes recibidas del exterior	2.286.795
De organismos internacionales	2.286.795
B. GASTOS CORRIENTES	**152.001.067**
GASTOS DE CONSUMO	149.668.901
Remuneraciones	111.278.918
Sueldos, salarios y otras retribuciones	33.821.531
Beneficios y complementos de sueldos y salarios	34.506.404
Aportes patronales	5.817.589
Prestaciones sociales y otras indemnizaciones	11.996.008
Asistencia socioeconómica	25.137.386
Compra de Bienes y servicios	36.858.321
Bienes de consumo	11.806.618
Servicios no personales	25.051.703
Depreciación y amortización	1.531.662
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.332.166
Al sector privado	2.332.166
Transferencias corrientes al sector privado	1.088.166
Directas a personas	788.137
Pensiones y otros beneficios asociados	19.656
Jubilaciones y otros beneficios asociados	766.881
Otras transferencias directas a personas	1.600
Otras transferencias corrientes internas al sector privado	300.029
Donaciones corrientes al sector privado	1.244.000
Donaciones a personas	404.000
Donaciones a instituciones sin fines de lucro	840.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(95.946.272)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**9.366.868**
RECURSOS PROPIOS DE CAPITAL	(94.414.610)
Ahorro/ (Desahorro) en Cuenta Corriente	(95.946.272)
Incremento de la depreciación y amortización acumuladas	1.531.662
TRANSFERENCIAS Y DONACIONES DE CAPITAL	103.781.478
Transferencias de capital recibidas del sector público	103.781.478
De la República	103.781.478
Ministerio del Poder Popular para la Agricultura y Tierras	103.781.478
Recursos Ordinarios	80.758.220
Proyectos por Endeudamiento	23.023.258
Desarrollo Sostenible para el Semiárido de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	19.472.450
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	3.550.808
B. GASTOS DE CAPITAL	**9.366.868**
INVERSIÓN REAL DIRECTA	5.838.868
Formación Bruta de Capital Fijo	5.838.868
Maquinaria, equipos y otros bienes muebles	5.838.868
TRANSFERENCIAS Y DONACIONES DE CAPITAL	3.528.000
Al sector privado	3.528.000
Transferencias de capital al sector privado	3.528.000
A empresas privadas	3.528.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0844
Instituto Socialista
de la Pesca y Acuicultura
(INSOPESCA)

INSTITUTO SOCIALISTA DE LA PESCA Y ACUICULTURA (INSOPESCA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En el marco de los lineamientos del Plan de Desarrollo Económico y Social de la Nación 2007-2013, INSOPESCA continuará fortaleciendo la actividad pesquera y acuícola y prestando asistencia técnica y social a los pescadores artesanales, acuicultores rurales y sus respectivos grupos familiares, a través de la los proyectos:

- Repoblamiento de cuerpos de agua de uso público (embalses, lagunas parameras y lagunas costeras).
- Engorde de peces en jaulas industriales en el Atlántico al Noreste del Estado Delta Amacuro.
- Fomento de la acuicultura en comunidades donde se encuentren constituidos los Consejos del Poder Popular de Pescadores (as) y Acuicultores (as) (CONPPA).
- Programa sustentable de la pesca artesanal y de la acuicultura (obras complementarias/convenio MAT-Ramón Viscaino).

El Presupuesto de Ingresos y Gastos para el ejercicio 2010 alcanza la cantidad de Bs. 238.831.562, conformado por los Proyectos antes señalados por Bs. 59.722.294 y Acciones Centralizadas por Bs. 179.109.268, que serán financiados con recursos propios y con transferencias del Ministerio del Poder Popular para la Agricultura y Tierras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**178.079.014**
INGRESOS NO TRIBUTARIOS	13.152.174
Tasas	13.152.174
TRANSFERENCIAS Y DONACIONES CORRIENTES	164.926.840
Del sector público	164.926.840
Transferencias corrientes internas recibidas del sector público	164.926.840
De la República	164.926.840
INGRESOS DE CAPITAL	**60.752.548**
RECURSOS PROPIOS DE CAPITAL	**1.030.254**
Incremento de la depreciación y amortización acumuladas	1.030.254
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**59.722.294**
Transferencias de capital recibidas del sector público	59.722.294
De la República	59.722.294
TOTAL RECURSOS	**238.831.562**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**172.815.622**
GASTOS DE CONSUMO	166.967.521
Remuneraciones	123.209.873
Sueldos, salarios y otras retribuciones	30.822.803
Beneficios y complementos de sueldos y salarios	34.916.638
Aportes patronales	4.030.373
Prestaciones sociales y otras indemnizaciones	8.389.362
Asistencia socioeconómica	43.460.751
Otros gastos de personal	1.589.946
Compra de Bienes y servicios	42.727.394
Bienes de consumo	6.751.203
Servicios no personales	35.976.191
Depreciación y amortización	1.030.254
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.848.101
Al sector privado	5.848.101
Transferencias corrientes al sector privado	5.048.101
Directas a personas	5.048.101
Pensiones y otros beneficios asociados	1.532.800
Jubilaciones y otros beneficios asociados	3.515.301
Donaciones corrientes al sector privado	800.000
Donaciones a personas	500.000
Donaciones a instituciones sin fines de lucro	300.000
GASTOS DE CAPITAL	**66.015.940**
INVERSION REAL DIRECTA	**66.015.940**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Formación Bruta de Capital Fijo	66.015.940
Edificios e instalaciones	250.000
Maquinaria, equipos y otros bienes muebles	6.868.366
Construcciones de bienes de dominio privado	36.584.460
Producción propia	22.313.114
Remuneraciones	1.349.090
Sueldos, salarios y otras retribuciones	914.400
Beneficios y complementos de sueldos y salarios	224.120
Prestaciones sociales y otras indemnizaciones	53.900
Asistencia socioeconómica	156.670
Compra de Bienes y servicios	20.964.024
Bienes de consumo	1.697.063
Servicios no personales	19.266.961
TOTAL GASTOS	**238.831.562**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
26053	Programa Sustentable de la Pesca Artesanal y de la Acuicultura (Obras Complementarias/Convenio MAT-Ramón Vizcaíno).	15-07-2005	30-06-2011		54.669.571	52.626.575		107.296.146
27995	Repoblamiento de Cuerpos de Agua de Uso Público (Embalses, Lagunas Parameras y Lagunas Costeras)	02-01-2006	30-12-2010	2.516.900	210.300			2.727.200
106216	Engorde de Peces en Jaulas Industriales en el Atlántico al Noreste del Estado Delta Amacuro	01-01-2010	31-12-2012		3.697.110	1.287.890	1.215.000	6.200.000
TOTAL				**2.516.900**	**58.576.981**	**53.914.465**	**1.215.000**	**116.223.346**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
26053	Programa Sustentable de la Pesca Artesanal y de la Acuicultura (Obras Complementarias/Convenio MAT- Ramón Vizcaíno)	Centro			38		54.669.571			54.669.571
27995	Repoblamiento de Cuerpos de Agua de Uso Público (Embalses, Lagunas Parameras y Lagunas Costeras)	Embalse			251		210.300			210.300
106216	Engorde de Peces en Jaulas Industriales en el Atlántico al Noreste del Estado Delta Amacuro	Obra			5		3.697.110			3.697.110
106223	Fomento de la Acuicultura en Comunidades donde se Encuentren Constituidos Consejos del Poder Popular de Pescadores (as) y Acuicultores (as) (CONPPA)	Organización Fortalecida			4		1.145.313			1.145.313
TOTAL							**59.722.294**			**59.722.294**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	13.152.174	117.750.299			130.902.473
02	Gestión Administrativa	1.030.254	42.128.440			43.158.694
03	Previsión y Protección Social		5.048.101			5.048.101
	TOTAL	**14.182.428**	**164.926.840**			**179.109.268**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**165**	**174**	**556**	**895**	**15.191.003**	**1.050.217**	**16.241.220**
Directivo	28	27	37	92	1.663.538		1.663.538
Profesional y Técnico	56	35	314	405	7.804.251	446.588	8.250.839
Personal Administrativo	32	59	107	198	2.691.494	603.629	3.295.123
Obrero	49	53	98	200	3.031.720		3.031.720
Personal Contratado	**255**	**153**	**59**	**467**	**16.488.000**		**16.488.000**
Profesional y Técnico	137	53	34	224	8.839.200		8.839.200
Personal Administrativo	118	100	25	243	7.648.800		7.648.800
TOTAL	**420**	**327**	**615**	**1.362**	**31.679.003**	**1.050.217**	**32.729.220**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**13**	**12**	**25**	**1.532.800**
Empleados	13	12	25	1.532.800
Jubilados	**24**	**31**	**55**	**3.515.301**
Empleados	24	31	55	3.515.301
TOTAL	**37**	**43**	**80**	**5.048.101**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	124.558.963
4.02	Materiales, suministros y mercancías	8.448.266
4.03	Servicios no personales	55.243.152
4.04	Activos reales	43.702.826
4.07	Transferencias y donaciones	5.848.101
4.08	Otros gastos	1.030.254
	TOTAL	**238.831.562**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**178.079.014**
TRANSFERENCIAS Y DONACIONES CORRIENTES	164.926.840
Del sector público	164.926.840
Transferencias corrientes internas recibidas del sector público	164.926.840
De la República	164.926.840
Ministerio del Poder Popular para la Agricultura y Tierras	164.926.840
Recursos Ordinarios	108.260.174
Gestión Fiscal	56.666.666
INGRESOS NO TRIBUTARIOS	**13.152.174**
Tasas	13.152.174
B. GASTOS CORRIENTES	**172.815.622**
GASTOS DE CONSUMO	166.967.521
Remuneraciones	123.209.873
Sueldos, salarios y otras retribuciones	30.822.803
Beneficios y complementos de sueldos y salarios	34.916.638
Aportes patronales	4.030.373
Prestaciones sociales y otras indemnizaciones	8.389.362
Asistencia socioeconómica	43.460.751
Otros gastos de personal	1.589.946
Compra de Bienes y servicios	42.727.394
Bienes de consumo	6.751.203
Servicios no personales	35.976.191
Depreciación y amortización	1.030.254
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.848.101
Al sector privado	5.848.101
Transferencias corrientes al sector privado	5.048.101
Directas a personas	5.048.101
Pensiones y otros beneficios asociados	1.532.800
Jubilaciones y otros beneficios asociados	3.515.301
Donaciones corrientes al sector privado	800.000
Donaciones a personas	500.000
Donaciones a instituciones sin fines de lucro	300.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**5.263.392**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**66.015.940**
RECURSOS PROPIOS DE CAPITAL	6.293.646
Ahorro/ (Desahorro) en Cuenta Corriente	5.263.392
Incremento de la depreciación y amortización acumuladas	1.030.254
TRANSFERENCIAS Y DONACIONES DE CAPITAL	59.722.294
Transferencias de capital recibidas del sector público	59.722.294
De la República	59.722.294
Ministerio del Poder Popular para la Agricultura y Tierras	59.722.294
Recursos Ordinarios	55.052.723
Proyectos por Endeudamiento	4.669.571
Programa Sustentable de la Pesca Artesanal y de la Acuicultura (Obras Complementarias/Convenio MAT-Ramón Vizcaino)	4.669.571

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**66.015.940**
INVERSIÓN REAL DIRECTA	66.015.940
Formación Bruta de Capital Fijo	66.015.940
Edificios e instalaciones	250.000
Maquinaria, equipos y otros bienes muebles	6.868.366
Construcciones de bienes de dominio privado	36.584.460
Producción propia (Gastos Capitalizables)	22.313.114
Remuneraciones	1.349.090
Sueldos, salarios y otras retribuciones	914.400
Beneficios y complementos de sueldos y salarios	224.120
Prestaciones sociales y otras indemnizaciones	53.900
Asistencia socioeconómica	156.670
Bienes y servicios	20.964.024
Bienes de consumo	1.697.063
Servicios no personales	19.266.961
C. RESULTADO FINANCIERO:EQUILIBRIO	**0**

A0933

Instituto Nacional de Desarrollo Rural
(INDER)

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Desarrollo Rural (INDER), es promotor y gestor del desarrollo integral, dotado de una amplia base de innovación científica y tecnológica, con personal altamente calificado y comprometido con los propósitos institucionales; que activan los procesos democráticos y participativos, y fomenta la corresponsabilidad de productores y comunidades rurales, contribuyendo a rehabilitar y mantener una infraestructura productiva de sistemas de riego, saneamiento de tierras, vialidad y servicios de apoyo a la producción agrícola; así como promover el adiestramiento y la capacitación técnica de la población rural, permitiendo la seguridad agroalimentaria, la calidad de vida del venezolano y el desarrollo socioeconómico del país con equidad y justicia, estableciendo un modelo productivo socialista, en cumplimiento a lo señalado en el Plan de Desarrollo Económico y Social de la Nación 2007-2013.

En este sentido, orientará su gestión hacia la promoción de políticas y planes nacionales vinculados con el riego, drenaje, saneamiento de tierras y construcción de obras de infraestructura, para extender las tierras bajo regadío y acondicionamiento de las vías agrícolas, en aras de implementar un proceso de desarrollo rural sustentable. Asimismo, se dará atención integral a las madres campesinas a fin de dar cumplimiento a lo establecido en el artículo 14 de la Ley de Tierras y Desarrollo Agrario, según el cual se les garantizará un subsidio especial alimentario pre y post natal a las ciudadanas dedicadas a la producción.

Para el ejercicio fiscal 2010, el instituto formuló un Presupuesto de Ingresos y Gastos que asciende a la cantidad de Bs. 248.853.154, de los cuales Bs. 151.958.589, se destinarán a la inversión en proyectos para fortalecer el desarrollo rural del país y Bs. 96.894.565, se orientarán a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**78.303.241**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	800.000
Venta de servicios	800.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.503.241
Del sector público	77.503.241
Transferencias corrientes internas recibidas del sector público	77.503.241
De la República	77.503.241
INGRESOS DE CAPITAL	**161.958.589**
RECURSOS PROPIOS DE CAPITAL	**10.000.000**
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**151.958.589**
Transferencias de capital recibidas del sector público	151.958.589
De la República	151.958.589
FUENTES DE FINANCIAMIENTO	**8.591.324**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**8.591.324**
Disminución de otros activos financieros	8.591.324
Disminución de disponibilidades	8.591.324
Disminución de bancos	8.591.324
TOTAL RECURSOS	**248.853.154**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**91.962.565**
GASTOS DE CONSUMO	88.644.929
Remuneraciones	57.725.553
Sueldos, salarios y otras retribuciones	15.738.643
Beneficios y complementos de sueldos y salarios	27.890.273
Aportes patronales	2.500.554
Prestaciones sociales y otras indemnizaciones	4.293.971
Asistencia socioeconómica	7.277.112
Otros gastos de personal	25.000
Compra de Bienes y servicios	20.919.376
Bienes de consumo	5.614.686
Servicios no personales	15.304.690
Depreciación y amortización	10.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.317.636
Al sector privado	3.317.636
Transferencias corrientes al sector privado	2.317.636
Directas a personas	117.636
Jubilaciones y otros beneficios asociados	117.636
Otras transferencias corrientes internas al sector privado	2.200.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	800.000
Donaciones a instituciones sin fines de lucro	200.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**154.758.589**
INVERSIÓN REAL DIRECTA	**154.758.589**
Formación Bruta de Capital Fijo	154.758.589
Maquinaria, equipos y otros bienes muebles	2.800.000
Construcciones de bienes de dominio privado	87.120.000
Construcciones de bienes de dominio público	45.723.558
Producción propia	19.115.031
Compra de Bienes y servicios	19.115.031
Servicios no personales	19.115.031
APLICACIONES FINANCIERAS	**2.132.000**
DISMINUCIÓN DE PASIVOS	**2.132.000**
Disminución de cuentas y efectos por pagar	2.132.000
Disminución de cuentas y efectos por pagar a corto plazo	2.132.000
Disminución cuentas por pagar a proveedores a corto plazo	426.400
Disminución cuentas por pagar a contratistas a corto plazo	1.705.600
TOTAL GASTOS	**248.853.154**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
101417	Construcción del Sistema de Riego Yacambú Quíbor	Hectárea			4.566		51.958.589			51.958.589
106333	Mejorar y Consolidar la Infraestructura de Apoyo Productivo	Hectárea			318		50.000.000			50.000.000
106372	Construcción y Rehabilitación de Centros de Acopio Integral Socialista	Galpón			420		50.000.000			50.000.000
TOTAL							**151.958.589**			**151.958.589**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	6.141.688	53.083.864			59.225.552
02	Gestión Administrativa	13.132.000	24.419.377			37.551.377
03	Previsión y Protección Social	117.636				117.636
	TOTAL	**19.391.324**	**77.503.241**			**96.894.565**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**73**	**94**	**252**	**419**	**9.686.991**	**792.950**	**10.479.941**
Directivo	24	29		53	2.732.790		2.732.790
Profesional y Técnico	18	20	151	189	3.831.967	432.186	4.264.153
Personal Administrativo	16	10	101	127	2.395.853	288.126	2.683.979
Obrero	15	35		50	726.381	72.638	799.019
Personal Contratado	**196**	**130**		**326**	**5.868.000**		**5.868.000**
Profesional y Técnico	196	130		326	5.868.000		5.868.000
TOTAL	**269**	**224**	**252**	**745**	**15.554.991**	**792.950**	**16.347.941**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados		**1**	**1**	**117.636**
Empleados		1	1	117.636
TOTAL		**1**	**1**	**117.636**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	57.725.553
4.02	Materiales, suministros y mercancías	5.614.686
4.03	Servicios no personales	34.419.721
4.04	Activos reales	135.643.558
4.07	Transferencias y donaciones	3.317.636
4.08	Otros gastos	10.000.000
4.11	Disminución de pasivos	2.132.000
	TOTAL	**248.853.154**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**78.303.241**
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.503.241
Del sector público	77.503.241
Transferencias corrientes internas recibidas del sector público	77.503.241
De la República	77.503.241
Ministerio del Poder Popular para la Agricultura y Tierras	77.503.241
Recursos Ordinarios	77.503.241
Ingresos por la venta de bienes y servicios de la administración pública	800.000
Venta de servicios	800.000
B. GASTOS CORRIENTES	**91.962.565**
GASTOS DE CONSUMO	88.644.929
Remuneraciones	57.725.553
Sueldos, salarios y otras retribuciones	15.738.643
Beneficios y complementos de sueldos y salarios	27.890.273
Aportes patronales	2.500.554
Prestaciones sociales y otras indemnizaciones	4.293.971
Asistencia socioeconómica	7.277.112
Otros gastos de personal	25.000
Compra de Bienes y servicios	20.919.376
Bienes de consumo	5.614.686
Servicios no personales	15.304.690
Depreciación y amortización	10.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.317.636
Al sector privado	3.317.636
Transferencias corrientes al sector privado	2.317.636
Directas a personas	117.636
Jubilaciones y otros beneficios asociados	117.636
Otras transferencias corrientes internas al sector privado	2.200.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	800.000
Donaciones a instituciones sin fines de lucro	200.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(13.659.324)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**148.299.265**
RECURSOS PROPIOS DE CAPITAL	(3.659.324)
Ahorro/ (Desahorro) en Cuenta Corriente	(13.659.324)
Incremento de la depreciación y amortización acumuladas	10.000.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	151.958.589
Transferencias de capital recibidas del sector público	151.958.589
De la República	151.958.589
Ministerio del Poder Popular para la Agricultura y Tierras	151.958.589
Recursos Ordinarios	100.000.000
Proyectos por Endeudamiento	51.958.589
Sistema de Riego Valle de Quíbor	51.958.589

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**154.758.589**
INVERSIÓN REAL DIRECTA	154.758.589
Formación Bruta de Capital Fijo	154.758.589
Maquinaria, equipos y otros bienes muebles	2.800.000
Construcciones de bienes de dominio privado	87.120.000
Construcciones de bienes de dominio público	45.723.558
Producción propia (Gastos Capitalizables)	19.115.031
Bienes y servicios	19.115.031
Servicios no personales	19.115.031
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(6.459.324)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**8.591.324**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.591.324
Disminución de otros activos financieros	8.591.324
Disminución de disponibilidades	8.591.324
Disminución de Bancos	8.591.324
B. APLICACIONES FINANCIERAS	**8.591.324**
DISMINUCIÓN DE PASIVOS	2.132.000
Disminución de cuentas y efectos por pagar	2.132.000
Disminución de cuentas y efectos por pagar a corto plazo	2.132.000
Disminución cuentas por pagar a proveedores a corto plazo	426.400
Disminución cuentas por pagar a contratistas a corto plazo	1.705.600
DÉFICIT FINANCIERO	6.459.324

A0934
Corporación Venezolana Agraria
(CVA)

CORPORACIÓN VENEZOLANA AGRARIA (CVA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Corporación Venezolana Agraria en aras de cumplir con su misión de impulsar, coordinar y ejecutar el seguimiento y evaluación de la gestión empresarial agroalimentaria del país, ha previsto para el ejercicio 2010 el desarrollo de proyectos agroindustriales enmarcados en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, cumpliendo así con el Desarrollo del Modelo Productivo Socialista.

Entre los proyectos a ser desarrollados por la Corporación para el ejercicio 2010 se destacan: Construcción de infraestructura para el fortalecimiento de la red de apoyo para el abastecimiento de rubros agrícolas financiados por el Gobierno Revolucionario por Bs. 26.000.000; Construcción y puesta en marcha del complejo agroindustrial Vuelvan Caras en el Municipio Turen, Estado Portuguesa por Bs. 45.521.840 y la Construcción de invernaderos correspondiente al convenio suscrito con el Reino de los Países Bajos (Holanda) por Bs. 4.680.000.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2010 de la CVA alcanza la cantidad de Bs. 252.440.031, distribuidos en proyectos por Bs. 76.201.840 y acciones centralizadas por Bs. 176.238.191, que será financiado con recursos propios y asignaciones del Ministerio del Poder Popular para la Agricultura y Tierras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**175.988.191**
TRANSFERENCIAS Y DONACIONES CORRIENTES	175.988.191
Del sector público	175.988.191
Transferencias corrientes internas recibidas del sector público	175.988.191
De la República	175.988.191
INGRESOS DE CAPITAL	**76.451.840**
RECURSOS PROPIOS DE CAPITAL	**250.000**
Incremento de la depreciación y amortización acumuladas	250.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**76.201.840**
Transferencias de capital recibidas del sector público	76.201.840
De la República	76.201.840
TOTAL RECURSOS	**252.440.031**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**117.960.163**
GASTOS DE CONSUMO	115.357.473
Remuneraciones	60.000.000
Sueldos, salarios y otras retribuciones	15.472.488
Beneficios y complementos de sueldos y salarios	21.279.100
Aportes patronales	3.162.186
Prestaciones sociales y otras indemnizaciones	4.298.655
Asistencia socioeconómica	15.787.571
Compra de Bienes y servicios	55.107.473
Bienes de consumo	7.983.980
Servicios no personales	47.123.493
Depreciación y amortización	250.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.602.690
Al sector privado	500.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	300.000
Donaciones a instituciones sin fines de lucro	200.000
Al sector público	2.102.690
Transferencias corrientes al sector público	2.102.690
A entes descentralizados con fines empresariales no petroleros	2.102.690
GASTOS DE CAPITAL	**134.479.868**
INVERSION REAL DIRECTA	**107.108.028**
Formación Bruta de Capital Fijo	106.388.028
Edificios e instalaciones	29.026.717
Maquinaria, equipos y otros bienes muebles	20.982.322

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Bienes preexistentes	5.250.000
Construcciones de bienes de dominio privado	31.017.428
Construcciones de bienes de dominio público	1.144.000
Producción propia (Gastos Capitalizables)	18.967.561
Remuneraciones	2.642.800
Sueldos, salarios y otras retribuciones	490.262
Beneficios y complementos de sueldos y salarios	1.514.531
Aportes patronales	123.314
Prestaciones sociales y otras indemnizaciones	364.213
Asistencia socioeconómica	150.480
Compra de Bienes y servicios	16.324.761
Bienes de consumo	9.368.401
Servicios no personales	6.956.360
Bienes intangibles	720.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**26.371.840**
Al sector público	26.371.840
Transferencias de capital al sector público	26.371.840
A entes descentralizados con fines empresariales no petroleros	26.371.840
INVERSION FINANCIERA	**1.000.000**
Aportes en acciones y participaciones de capital	1.000.000
Al sector público	1.000.000
A entes descentralizados con fines empresariales no petroleros	1.000.000
TOTAL GASTOS	**252.440.031**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106160	Construcción de Infraestructura para el Fortalecimiento de La Red de Apoyo para el Abastecimiento de Rubros Agrícolas Financiados por el Gobierno Revolucionario	Infraestructura			10		26.000.000			26.000.000
106202	Construcción de Invernaderos Correspondientes al Convenio con el Reino de los Países Bajos (Holanda)	Obra			4		4.680.000			4.680.000
106264	Construcción y Puesta en Marcha del Complejo Agroindustrial Vuelvan Caras, en el Municipio Turen, estado Portuguesa	Obra			3		45.521.840			45.521.840
	TOTAL						**76.201.840**			**76.201.840**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		60.090.000			60.090.000
02	Gestión Administrativa	250.000	115.898.191			116.148.191
	TOTAL	**250.000**	**175.988.191**			**176.238.191**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**244**	**261**	**9**	**514**	**14.560.668**		**14.560.668**
Directivo	4	10	2	16	552.330		552.330
Profesional y Técnico	120	80		200	8.906.736		8.906.736
Personal Administrativo	70	47		117	2.334.396		2.334.396
Obrero	50	124	7	181	2.767.206		2.767.206
Personal Contratado	**50**	**20**		**70**	**1.353.332**		**1.353.332**
Profesional y Técnico	50	20		70	1.353.332		1.353.332
TOTAL	294	281	9	584	15.914.000		15.914.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	62.642.800
4.02	Materiales, suministros y mercancías	17.352.381
4.03	Servicios no personales	54.079.853
4.04	Activos reales	88.140.467
4.05	Activos financieros	1.000.000
4.07	Transferencias y donaciones	28.974.530
4.08	Otros gastos	250.000
	TOTAL	**252.440.031**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**175.988.191**
TRANSFERENCIAS Y DONACIONES CORRIENTES	175.988.191
Del sector público	175.988.191
Transferencias corrientes internas recibidas del sector público	175.988.191
De la República	175.988.191
Ministerio del Poder Popular para la Agricultura y Tierras	175.988.191
Recursos Ordinarios	119.321.525
Gestión Fiscal	56.666.666
B. GASTOS CORRIENTES	**117.960.163**
GASTOS DE CONSUMO	115.357.473
Remuneraciones	60.000.000
Sueldos, salarios y otras retribuciones	15.472.488
Beneficios y complementos de sueldos y salarios	21.279.100
Aportes patronales	3.162.186
Prestaciones sociales y otras indemnizaciones	4.298.655
Asistencia socioeconómica	15.787.571
Compra de Bienes y servicios	55.107.473
Bienes de consumo	7.983.980
Servicios no personales	47.123.493
Depreciación y amortización	250.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.602.690
Al sector privado	500.000
Donaciones corrientes al sector privado	500.000
Donaciones a personas	300.000
Donaciones a instituciones sin fines de lucro	200.000
Al sector público	2.102.690
Transferencias corrientes al sector público	2.102.690
A entes descentralizados con fines empresariales no petroleros	2.102.690
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**58.028.028**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**134.479.868**
RECURSOS PROPIOS DE CAPITAL	58.278.028
Ahorro/ (Desahorro) en Cuenta Corriente	58.028.028
Incremento de la depreciación y amortización acumuladas	250.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	76.201.840
Transferencias de capital recibidas del sector público	76.201.840
De la República	76.201.840
Ministerio del Poder Popular para la Agricultura y Tierras	76.201.840
Recursos Ordinarios	76.201.840
B. GASTOS DE CAPITAL	**134.479.868**
INVERSIÓN REAL DIRECTA	107.108.028
Formación Bruta de Capital Fijo	106.388.028
Edificios e instalaciones	29.026.717
Maquinaria, equipos y otros bienes muebles	20.982.322
Bienes preexistentes	5.250.000
Construcciones de bienes de dominio privado	31.017.428

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Construcciones de bienes de dominio público	1.144.000
Producción propia (Gastos Capitalizables)	18.967.561
Remuneraciones	2.642.800
Sueldos, salarios y otras retribuciones	490.262
Beneficios y complementos de sueldos y salarios	1.514.531
Aportes patronales	123.314
Prestaciones sociales y otras indemnizaciones	364.213
Asistencia socioeconómica	150.480
Bienes y servicios	16.324.761
Bienes de consumo	9.368.401
Servicios no personales	6.956.360
Bienes intangibles	720.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	26.371.840
Al sector público	26.371.840
Transferencias de capital al sector público	26.371.840
A entes descentralizados con fines empresariales no petroleros	26.371.840
INVERSION FINANCIERA	1.000.000
Aportes en acciones y participaciones de capital	1.000.000
Al sector público	1.000.000
A entes descentralizados con fines empresariales no petroleros	1.000.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0935
Instituto Nacional de Tierras
(INTI)

INSTITUTO NACIONAL DE TIERRAS (INTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Tierras (INTI) tiene como misión la administración, redistribución de las tierras y la regulación de la posesión de las mismas en aras de garantizar la justa redistribución y uso de la tierra mediante la aplicación de políticas sociales como lo son la lucha contra el latifundio, el acompañamiento técnico al campesino entre otras, por lo que su ámbito de acción será:

- Planificar, fomentar y ejecutar los programas de administración y distribución de las tierras con vocación de uso agrario.
- Establecer los proyectos de mejoramiento de las tierras adjudicadas, que deben cumplirse a los fines de hacerlas productivas, con base en los planes de desarrollo del Ejecutivo Nacional.
- Determinar el carácter de ociosas o incultas que tengan las tierras con vocación de uso agrario incorporadas a la producción y erradicar el latifundio.
- Democratizar las tierras con vocación de uso agrario.

Para el ejercicio fiscal 2010, el Presupuesto de Ingresos y Gastos asciende a Bs. 217.483.668, destinando para acción centralizada Bs. 185.369.895 y para proyectos Bs. 32.113.773

Para el año 2010 el INTI, se ha planteado ejecutar los siguientes proyectos:

- Rescate y regularización de la Tierra.
- Afectación de tierras, mejoras y bienhechurias.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**185.286.609**
INGRESOS DE LA PROPIEDAD	1.476.646
Intereses	1.476.646
Intereses internos	1.476.646
Intereses por depósitos	1.476.646
TRANSFERENCIAS Y DONACIONES CORRIENTES	183.809.963
Del sector público	183.809.963
Transferencias corrientes internas recibidas del sector público	183.809.963
De la República	183.809.963
INGRESOS DE CAPITAL	**32.197.059**
RECURSOS PROPIOS DE CAPITAL	**83.286**
Incremento de la depreciación y amortización acumuladas	83.286
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**32.113.773**
Donaciones de capital internas recibidas del sector público	32.113.773
De la República	32.113.773
TOTAL RECURSOS	**217.483.668**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**176.301.892**
GASTOS DE CONSUMO	175.579.906
Remuneraciones	149.105.827
Sueldos, salarios y otras retribuciones	46.165.437
Beneficios y complementos de sueldos y salarios	48.278.791
Aportes patronales	2.518.513
Prestaciones sociales y otras indemnizaciones	12.997.725
Asistencia socioeconómica	34.238.045
Otros gastos de personal	4.907.316
Compra de Bienes y servicios	22.427.780
Bienes de consumo	10.833.135
Servicios no personales	11.594.645
Impuestos indirectos	3.963.013
Depreciación y amortización	83.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	721.986
Al sector privado	721.986
Transferencias corrientes al sector privado	409.400
Directas a personas	409.400
Jubilaciones y otros beneficios asociados	409.400
Donaciones corrientes al sector privado	312.586
Donaciones a personas	271.814
Donaciones a instituciones sin fines de lucro	40.772
GASTOS DE CAPITAL	**37.518.439**
INVERSION REAL DIRECTA	**37.518.439**
Formación Bruta de Capital Fijo	37.518.439

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Maquinaria, equipos y otros bienes muebles	21.455.930
Construcciones de bienes de dominio público	258.108
Producción propia	15.804.401
Remuneraciones	9.693.932
Sueldos, salarios y otras retribuciones	3.237.000
Beneficios y complementos de sueldos y salarios	2.272.643
Prestaciones sociales y otras indemnizaciones	702.474
Asistencia socioeconómica	3.481.815
Compra de Bienes y servicios	5.008.507
Bienes de consumo	2.832.444
Servicios no personales	2.176.063
Impuestos indirectos	1.101.962
APLICACIONES FINANCIERAS	**3.663.337**
INVERSION FINANCIERA	**1.476.646**
Incremento de otros activos financieros	1.476.646
Incremento de de fondos en avance, anticipos, fideicomiso y activos diferidos	1.476.646
Incremento de fondos en fideicomiso	1.476.646
DISMINUCION DE PASIVOS	**2.186.691**
Disminución de cuentas y efectos por pagar	2.186.691
Disminución de cuentas y efectos por pagar a corto plazo	2.186.691
Disminución de aportes patronales y retenciones laborales por pagar	1.096.996
Disminución cuentas por pagar a proveedores a corto plazo	1.089.695
TOTAL GASTOS	**217.483.668**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105944	Afectación de Tierras, Mejoras y Bienhechurías	Indemnización			10		18.582.005			18.582.005
106118	Rescate y Regularización de la Tierra	Hectárea			300.000		13.531.768			13.531.768
TOTAL							32.113.773			32.113.773

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		149.105.827			149.105.827
02	Gestión Administrativa	1.559.932	34.294.736			35.854.668
03	Previsión y Protección Social		409.400			409.400
	TOTAL	**1.559.932**	**183.809.963**			**185.369.895**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**491**	**300**	**215**	**1.006**	**12.756.313**		**12.756.313**
Directivo	6	23		29	578.234		578.234
Profesional y Técnico	385	144	128	657	9.479.682		9.479.682
Personal Administrativo	66	36	22	124	1.297.848		1.297.848
Obrero	34	97	65	196	1.400.549		1.400.549
Personal Fijo a Tiempo Parcial	**30**	**70**		**100**	**263.745**		**263.745**
Obrero	30	70		100	263.745		263.745
Personal Contratado	**771**	**675**		**1.446**	**35.710.807**		**35.710.807**
Profesional y Técnico	630	360		990	29.237.536		29.237.536
Personal Administrativo	117	218		335	4.937.271		4.937.271
Personal Médico	3	3		6	156.000		156.000
Obrero	21	94		115	1.380.000		1.380.000
TOTAL	**1.292**	**1.045**	**215**	**2.552**	**48.730.865**		**48.730.865**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**3**	**2**	**5**	**261.981**
Empleados	3	2	5	261.981
TOTAL	**3**	**2**	**5**	**261.981**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	158.799.759
4.02	Materiales, suministros y mercancías	13.665.579
4.03	Servicios no personales	18.835.683
4.04	Activos reales	21.714.038
4.05	Activos financieros	1.476.646
4.07	Transferencias y donaciones	721.986
4.08	Otros gastos	83.286
4.11	Disminución de pasivos	2.186.691
	TOTAL	**217.483.668**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**185.286.609**
TRANSFERENCIAS Y DONACIONES CORRIENTES	183.809.963
Del sector público	183.809.963
Transferencias corrientes internas recibidas del sector público	183.809.963
De la República	183.809.963
Ministerio del Poder Popular para la Agricultura y Tierras	183.809.963
Recursos Ordinarios	127.143.297
Gestión Fiscal	56.666.666
INGRESOS DE LA PROPIEDAD	1.476.646
Intereses	1.476.646
Intereses internos	1.476.646
Intereses por depósitos	1.476.646
B. GASTOS CORRIENTES	**176.301.892**
GASTOS DE CONSUMO	175.579.906
Remuneraciones	149.105.827
Sueldos, salarios y otras retribuciones	46.165.437
Beneficios y complementos de sueldos y salarios	48.278.791
Aportes patronales	2.518.513
Prestaciones sociales y otras indemnizaciones	12.997.725
Asistencia socioeconómica	34.238.045
Otros gastos de personal	4.907.316
Compra de Bienes y servicios	22.427.780
Bienes de consumo	10.833.135
Servicios no personales	11.594.645
Impuestos indirectos	3.963.013
Depreciación y amortización	83.286
TRANSFERENCIAS Y DONACIONES CORRIENTES	721.986
Al sector privado	721.986
Transferencias corrientes al sector privado	409.400
Directas a personas	409.400
Jubilaciones y otros beneficios asociados	409.400
Donaciones corrientes al sector privado	312.586
Donaciones a personas	271.814
Donaciones a instituciones sin fines de lucro	40.772
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**8.984.717**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**41.181.776**
RECURSOS PROPIOS DE CAPITAL	9.068.003
Ahorro/ (Desahorro) en Cuenta Corriente	8.984.717
Incremento de la depreciación y amortización acumuladas	83.286
TRANSFERENCIAS Y DONACIONES DE CAPITAL	32.113.773
Donaciones de capital internas recibidas del sector público	32.113.773
De la República	32.113.773
Ministerio del Poder Popular para la Agricultura y Tierras	32.113.773
Recursos Ordinarios	32.113.773

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**37.518.439**
INVERSIÓN REAL DIRECTA	37.518.439
Formación Bruta de Capital Fijo	37.518.439
Maquinaria, equipos y otros bienes muebles	21.455.930
Construcciones de bienes de dominio público	258.108
Producción propia (Gastos Capitalizables)	15.804.401
Remuneraciones	9.693.932
Sueldos,.salarios y otras retribuciones	3.237.000
Beneficios y complementos de sueldos y salarios	2.272.643
Prestaciones sociales y otras indemnizaciones	702.474
Asistencia socioeconómica	3.481.815
Bienes y servicios	5.008.507
Bienes de consumo	2.832.444
Servicios no personales	2.176.063
Impuestos indirectos	1.101.962
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**3.663.337**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.663.337**
SUPERÁVIT FINANCIERO	3.663.337
B. APLICACIONES FINANCIERAS	**3.663.337**
INVERSION FINANCIERA	1.476.646
Incremento de otros activos financieros	1.476.646
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	1.476.646
Incremento de fondos en fideicomiso	1.476.646
DISMINUCION DE PASIVOS	2.186.691
Disminución de cuentas y efectos por pagar	2.186.691
Disminución de cuentas y efectos por pagar a corto plazo	2.186.691
Disminución de aportes patronales y retenciones laborales por pagar	1.096.996
Disminución cuentas por pagar a proveedores a corto plazo	1.089.695

A1302

Fondo para el Desarrollo Agrario Socialista (FONDAS)

FONDO PARA EL DESARROLLO AGRARIO SOCIALISTA (FONDAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Fondo para el Desarrollo Agrario Socialista (FONDAS), tiene por objeto ser un ente de gestión de la política y plan nacional de financiamiento del sector agrario y afines dirigidos a la construcción del socialismo; con autonomía funcional, técnica, financiera, organizativa y operativa; que brinde apoyo financiero a los sectores vegetal, animal, forestal, acuícola y pesquero entre otros.

FONDAS desde que se inició ha venido desarrollando actividades en pro de construir un modelo agrario socialista y sustentable, con la participación efectiva del pueblo en la formulación, ejecución y control de la gestión de sus políticas y resultados, que faciliten el contacto directo entre las comunidades y los trabajadores y trabajadoras del Fondo para garantizar la conformación de un sistema agrario socialista.

Para el ejercicio 2010, el ente seguirá orientado a contribuir al alcance y consolidación de la soberanía y la seguridad alimentaria, impulsando la participación de las comunidades, así como de los productores y productoras pertenecientes a los sectores vegetal, animal, forestal, acuícola y pesquero, dirigidos a fortalecer el desarrollo endógeno, a fin de garantizar la conformación de un sistema agrario socialista.

Se desarrollarán prácticas agrícolas y siembra de rubros que se ajusten a las condiciones edafológicas y climatológicas, en los lotes de terreno ociosos e infrautilizados para aumentar así su verdadero potencial, contribuyendo a la consolidación de la soberanía alimentaria.

El Presupuesto de Ingresos y Gastos para el ejercicio 2010 alcanza la cantidad de Bs. 83.056.358 conformado por Bs. 2.860.309 para Proyectos y Bs. 80.196.049 para Acciones Centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**80.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000.000
Del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
INGRESOS DE CAPITAL	**3.056.358**
RECURSOS PROPIOS DE CAPITAL	**196.049**
Incremento de la depreciación y amortización acumuladas	196.049
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**2.860.309**
Transferencias de capital recibidas del sector público	2.860.309
De la República	2.860.309
TOTAL RECURSOS	**83.056.358**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**81.424.038**
GASTOS DE CONSUMO	75.476.516
Remuneraciones	59.223.414
Sueldos, salarios y otras retribuciones	18.082.404
Beneficios y complementos de sueldos y salarios	24.018.353
Aportes patronales	4.126.740
Prestaciones sociales y otras indemnizaciones	5.355.504
Asistencia socioeconómica	7.640.413
Compra de Bienes y servicios	16.057.053
Bienes de consumo	5.240.583
Servicios no personales	10.816.470
Depreciación y amortización	196.049
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.947.522
Al sector privado	428.000
Donaciones corrientes al sector privado	428.000
Donaciones a personas	48.000
Donaciones a instituciones sin fines de lucro	380.000
Al sector público	5.519.522
Transferencias corrientes al sector público	741.000
A los entes descentralizados sin fines empresariales para sus gastos	741.000
Donaciones corrientes al sector público	4.778.522
A los entes descentralizados sin fines empresariales	4.778.522

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**1.545.953**
INVERSIÓN REAL DIRECTA	**1.545.953**
Formación Bruta de Capital Fijo	1.545.953
Maquinaria, equipos y otros bienes muebles	1.545.953
APLICACIONES FINANCIERAS	**86.367**
DISMINUCIÓN DE PASIVOS	**86.367**
Disminución de cuentas y efectos por pagar	86.367
Disminución de cuentas y efectos por pagar a corto plazo	86.367
Disminución cuentas por pagar a proveedores a corto plazo	86.367
TOTAL GASTOS	**83.056.358**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
105934	Sistemas Agro-productivos Socialistas (SAS)	11-01-2010	30-06-2013		2.860.309	18.496.279	13.978.857	35.335.445
TOTAL					**2.860.309**	**18.496.279**	**13.978.857**	**35.335.445**

RESUMEN DE PROYECTOS
(En Bolívares)

CAD.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105934	Sistemas Agro-Productivos Socialistas (SAS)	Sistema			3		2.860.309			2.860.309
TOTAL							**2.860.309**			**2.860.309**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

CAD.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		60.000.000			60.000.000
02	Gestión Administrativa	196.049	20.000.000			20.196.049
03	Previsión y Protección Social					
TOTAL		**196.049**	**80.000.000**			**80.196.049**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**235**	**207**	**69**	**511**	**8.948.820**		**8.948.820**
Directivo	14	8		22	610.956		610.956
Profesional y Técnico	206	184	69	459	7.978.068		7.978.068
Obrero	15	15		30	359.796		359.796
Personal Contratado	**268**	**237**	**89**	**594**	**8.589.024**		**8.589.024**
Profesional y Técnico	18	16	6	40	744.876		744.876
Personal Administrativo	250	221	83	554	7.844.148		7.844.148
TOTAL	**503**	**444**	**158**	**1.105**	**17.537.844**		**17.537.844**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	59.223.414
4.02	Materiales, suministros y mercancías	5.240.583
4.03	Servicios no personales	10.816.470
4.04	Activos reales	1.545.953
4.07	Transferencias y donaciones	5.947.522
4.08	Otros gastos	196.049
4.11	Disminución de pasivos	86.367
	TOTAL	**83.056.358**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**80.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	80.000.000
Del sector público	80.000.000
Transferencias corrientes internas recibidas del sector público	80.000.000
De la República	80.000.000
Ministerio del Poder Popular para el Ambiente	80.000.000
Recursos Ordinarios	80.000.000
B. GASTOS CORRIENTES	**81.424.038**
GASTOS DE CONSUMO	75.476.516
Remuneraciones	59.223.414
Sueldos, salarios y otras retribuciones	18.082.404
Beneficios y complementos de sueldos y salarios	24.018.353
Aportes patronales	4.126.740
Prestaciones sociales y otras indemnizaciones	5.355.504
Asistencia socioeconómica	7.640.413
Compra de Bienes y servicios	16.057.053
Bienes de consumo	5.240.583
Servicios no personales	10.816.470
Depreciación y amortización	196.049
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.947.522
Al sector privado	428.000
Donaciones corrientes al sector privado	428.000
Donaciones a personas	48.000
Donaciones a instituciones sin fines de lucro	380.000
Al sector público	5.519.522
Transferencias corrientes al sector público	741.000
A los entes descentralizados sin fines empresariales para sus gastos	741.000
Donaciones corrientes al sector público	4.778.522
A los entes descentralizados sin fines empresariales	4.778.522
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.424.038)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.632.320**
RECURSOS PROPIOS DE CAPITAL	(1.227.989)
Ahorro/ (Desahorro) en Cuenta Corriente	(1.424.038)
Incremento de la depreciación y amortización acumuladas	196.049
TRANSFERENCIAS Y DONACIONES DE CAPITAL	2.860.309
Transferencias de capital recibidas del sector público	2.860.309
De la República	2.860.309
Ministerio del Poder Popular para el Ambiente	2.860.309
Recursos Ordinarios	2.860.309
B. GASTOS DE CAPITAL	**1.545.953**
INVERSIÓN REAL DIRECTA	1.545.953
Formación Bruta de Capital Fijo	1.545.953
Maquinaria, equipos y otros bienes muebles	1.545.953
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**86.367**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**86.367**
SUPERÁVIT FINANCIERO	86.367
B. APLICACIONES FINANCIERAS	**86.367**
DISMINUCIÓN DE PASIVOS	86.367
Disminución de cuentas y efectos por pagar	86.367
Disminución de cuentas y efectos por pagar a corto plazo	86.367
Disminución cuentas por pagar a proveedores a corto plazo	86.367

A1330
Instituto Nacional
de Salud Agrícola Integral
(INSAI)

INSTITUTO NACIONAL DE SALUD AGRÍCOLA INTEGRAL (INSAI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Salud Agrícola Integral (INSAI) creado en 2008 mediante Decreto Ley Nro. 6129 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela del 31 de julio de 2008, con el propósito de trascender el enfoque sanitario de la agricultura en Venezuela y proporcionar a la población, en especial a todos los productores agrícolas (pequeños, medianos y grandes) y a todo lo que gira en torno a la producción agrícola, ambiente, comunidades, otros elementos, condiciones de rentabilidad y sustentabilidad partiendo del apoyo y el acompañamiento de la producción nacional desde la Salud Agrícola Integral.

El Presupuesto del INSAI para el ejercicio fiscal 2010 asciende a Bs. 134.833.670, el cual será financiado con aporte del Ejecutivo Nacional por Bs. 122.833.670, de los cuales Bs. 84.833.670 corresponden a proyectos y Bs. 50.000.000 a acciones centralizadas. El financiamiento proviene del aporte del Ministerio del Poder Popular para la Agricultura y Tierras por Bs. 122.833.670 y recursos propios por Bs. 12.000.000.

Los proyectos a ejecutar son: Promoción y Fortalecimiento del Desarrollo de la Salud Vegetal Integral por Bs. 37.000.000 y Promoción y Fortalecimiento del Desarrollo de la Salud Animal Integral por Bs. 47.833.670.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**61.288.116**
INGRESOS DE OPERACIÓN	11.288.116
Otros ingresos de operación	11.288.116
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000.000
Del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República	50.000.000
INGRESOS DE CAPITAL	**73.545.554**
RECURSOS PROPIOS DE CAPITAL	**711.884**
Incremento de la depreciación y amortización acumuladas	711.884
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**72.833.670**
Transferencias de capital recibidas del sector público	72.833.670
De la República	72.833.670
TOTAL RECURSOS	**134.833.670**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**43.850.440**
GASTOS DE CONSUMO	42.961.279
Remuneraciones	30.024.364
Sueldos, salarios y otras retribuciones	5.286.360
Beneficios y complementos de sueldos y salarios	11.714.511
Aportes patronales	1.843.777
Prestaciones sociales y otras indemnizaciones	8.018.278
Asistencia socioeconómica	3.161.438
Compra de Bienes y servicios	10.213.502
Bienes de consumo	6.097.582
Servicios no personales	4.115.920
Impuestos indirectos	2.011.529
Depreciación y amortización	711.884
TRANSFERENCIAS Y DONACIONES CORRIENTES	889.161
Al sector privado	889.161
Donaciones corrientes al sector privado	889.161
Donaciones a personas	444.580
Donaciones a instituciones sin fines de lucro	444.581
GASTOS DE CAPITAL	**90.983.230**
INVERSION REAL DIRECTA	**90.983.230**
Formación Bruta de Capital Fijo	90.983.230
Edificios e instalaciones	5.678.817
Maquinaria, equipos y otros bienes muebles	4.699.336
Producción propia	80.605.077
Remuneraciones	60.589.650

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Sueldos, salarios y otras retribuciones	19.674.000
Beneficios y complementos de sueldos y salarios	8.564.329
Prestaciones sociales y otras indemnizaciones	19.603.800
Asistencia socioeconómica	12.747.521
Compra de Bienes y servicios	20.015.427
Bienes de consumo	12.919.409
Servicios no personales	7.096.018
TOTAL GASTOS	**134.833.670**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106501	Promoción y Fortalecimiento del Desarrollo de la Salud Animal Integral	Predio			100.000	5.000.000	42.833.670			47.833.670
106739	Promoción y Fortalecimiento del Desarrollo de la Salud Vegetal Integral	Hectárea			1.260.000	7.000.000	30.000.000			37.000.000
	TOTAL					12.000.000	72.833.670			84.833.670

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		30.024.364			30.024.364
02	Gestión Administrativa		19.975.636			19.975.636
03	Previsión y Protección Social					
	TOTAL		**50.000.000**			**50.000.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**162**	**164**		**326**	**5.286.360**		**5.286.360**
Directivo	10	12		22	391.692		391.692
Profesional y Técnico	87	87		174	3.043.428		3.043.428
Personal Administrativo	30	30		60	876.000		876.000
Obrero	35	35		70	975.240		975.240
Personal Contratado	**325**	**320**		**645**	**19.674.000**		**19.674.000**
Profesional y Técnico	280	280		560	18.144.000		18.144.000
Personal Administrativo	45	40		85	1.530.000		1.530.000
TOTAL	**487**	**484**		**971**	**24.960.360**		**24.960.360**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	90.614.014
4.02	Materiales, suministros y mercancías	19.016.991
4.03	Servicios no personales	13.223.467
4.04	Activos reales	10.378.153
4.07	Transferencias y donaciones	889.161
4.08	Otros gastos	711.884
	TOTAL	**134.833.670**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**61.288.116**
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.000.000
Del sector público	50.000.000
Transferencias corrientes internas recibidas del sector público	50.000.000
De la República	50.000.000
Ministerio del Poder Popular para la Agricultura y Tierras	50.000.000
Recursos Ordinarios	50.000.000
INGRESOS DE OPERACIÓN	11.288.116
Otros ingresos de operación	11.288.116
B. GASTOS CORRIENTES	**43.850.440**
GASTOS DE CONSUMO	42.961.279
Remuneraciones	30.024.364
Sueldos, salarios y otras retribuciones	5.286.360
Beneficios y complementos de sueldos y salarios	11.714.511
Aportes patronales	1.843.777
Prestaciones sociales y otras indemnizaciones	8.018.278
Asistencia socioeconómica	3.161.438
Compra de Bienes y servicios	10.213.502
Bienes de consumo	6.097.582
Servicios no personales	4.115.920
Impuestos indirectos	2.011.529
Depreciación y amortización	711.884
TRANSFERENCIAS Y DONACIONES CORRIENTES	889.161
Al sector privado	889.161
Donaciones corrientes al sector privado	889.161
Donaciones a personas	444.580
Donaciones a instituciones sin fines de lucro	444.581
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**17.437.676**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**90.983.230**
RECURSOS PROPIOS DE CAPITAL	18.149.560
Ahorro/ (Desahorro) en Cuenta Corriente	17.437.676
Incremento de la depreciación y amortización acumuladas	711.884
TRANSFERENCIAS Y DONACIONES DE CAPITAL	72.833.670
Transferencias de capital recibidas del sector público	72.833.670
De la República	72.833.670
Ministerio del Poder Popular para la Agricultura y Tierras	72.833.670
Recursos Ordinarios	72.833.670
B. GASTOS DE CAPITAL	**90.983.230**
INVERSIÓN REAL DIRECTA	90.983.230
Formación Bruta de Capital Fijo	90.983.230
Edificios e instalaciones	5.678.817
Maquinaria, equipos y otros bienes muebles	4.699.336
Producción propia (Gastos Capitalizables)	80.605.077
Remuneraciones	60.589.650
Sueldos, salarios y otras retribuciones	19.674.000
Beneficios y complementos de sueldos y salarios	8.564.329

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Prestaciones sociales y otras indemnizaciones	19.603.800
Asistencia socioeconómica	12.747.521
Bienes y servicios	20.015.427
Bienes de consumo	12.919.409
Servicios no personales	7.096.018
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

35
Ministerio del Poder Popular para la Educación Superior

A0006

Colegio Universitario Francisco de Miranda

COLEGIO UNIVERSITARIO FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Colegio Universitario Francisco de Miranda, persigue ser una institución de excelencia en la generación de conocimientos productos de la gestión/actividad de investigación y de extensión, en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia; destinará los recursos presupuestarios hacia el fortalecimiento de la Institución en el mercado ocupacional, dando cumplimiento a las diferentes normativas legales en la formación de profesional a corto/mediano plazo, con un nivel de conciencia que le permite asumir sus responsabilidades en una sociedad de iguales. Exonerando el costo de la matrícula estudiantil y consolidar la ampliación de la plataforma tecnológica comunicacional, creando las bases para la incorporación a futuro de la Educación a Distancia (Web).

La creación y funcionamiento de la Misión Alma Mater, exige a las instituciones de Educación Superior, un reajuste académico- administrativo, con la finalidad de proporcionar la base necesaria de una Educación Socialista. La Suprema felicidad social orienta las acciones a una transformación de la realidad educativa tales como: adecuar el sistema educativo al modelo productivo socialista, fortalecer e incentivar la investigación en el proceso educativo, desarrollar la educación intercultural bilingüe, garantizar el acceso al conocimiento para universalizar la educación superior con pertinencia social.

El Programa Nacional de Formación (PNF) en la carrera de Administración e Informática, tiene como objetivo promover la formación del nuevo ciudadano, con autonomía creadora, transformadora, con ideas revolucionarias y con una actitud emprendedora.

De igual manera, el Instituto garantizará la culminación de los estudiantes del anterior sistema de pre-grado y su transformación curricular a los programas de TSU a PNF; con la finalidad de fortalecer, se orienta acciones en materia de Investigación, promoviendo y financiando proyectos de investigación dentro de las líneas, tanto a nivel de pre-grado como de post-grado. Finalmente promoverá los estudios de nuevos cursos de especialización en otras áreas como: Transporte, Hidrocarburos, Banca y Finanzas.

El Instituto prevé la incorporación de personal especializado en materia de prevención de riesgo y ampliación del espacio físico del área médico asistencial interno y complementariamente extender los beneficios socio-educativos, como la beca alimentación a la población necesitada. La Institución reforzará el área de Interacción Social con los proyectos comunitarios, para poner en práctica nuevas y originales soluciones en la transformación endógena en el contexto social-comunitario del sector adyacente, siendo de estricta necesidad la ampliación/acondicionamiento del espacio físico, a fin de garantizar la Democratización de la Educación Superior.

El Colegio Universitario Francisco de Miranda, enfoca sus actividades académicas y administrativas a la dotación del país de profesionales e investigadores de la más alta calidad, auspiciando su permanente actualización y mejoramiento, así como la de establecer una sólida infraestructura que, en lo humanístico, científico y tecnológico, sea soporte para el progreso autónomo del país en todas las áreas de la administración e informática.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**41.973.337**
INGRESOS DE LA PROPIEDAD	730.000
Intereses	730.000
Intereses internos	730.000
Intereses por depósitos	730.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.243.337
Del sector público	41.243.337
Transferencias corrientes internas recibidas del sector público	41.243.337
De la República	41.243.337
FUENTES DE FINANCIAMIENTO	**10.165.426**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**10.165.426**
Disminución de otros activos financieros	10.165.426
Disminución de disponibilidades	10.165.426
Disminución de Bancos	10.165.426
TOTAL RECURSOS	**52.138.763**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**48.980.660**
GASTOS DE CONSUMO	34.360.552
Remuneraciones	27.210.572
Sueldos, salarios y otras retribuciones	9.147.244
Beneficios y complementos de sueldos y salarios	8.266.073
Aportes patronales	892.337
Prestaciones sociales y otras indemnizaciones	3.078.831
Asistencia socioeconómica	5.826.087
Compra de Bienes y servicios	7.149.980
Bienes de consumo	1.562.816
Servicios no personales	5.587.164
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.620.108
Al sector privado	14.620.108
Transferencias corrientes al sector privado	14.620.108
Directas a personas	14.620.108
Pensiones y otros beneficios asociados	134.401
Jubilaciones y otros beneficios asociados	13.152.063
Otras transferencias directas a personas	1.333.644
GASTOS DE CAPITAL	**700.000**
INVERSION REAL DIRECTA	**700.000**
Formación Bruta de Capital Fijo	700.000
Maquinaria, equipos y otros bienes muebles	700.000
APLICACIONES FINANCIERAS	**2.458.103**
DISMINUCION DE PASIVOS	**2.458.103**
Disminución de cuentas y efectos por pagar	724.816

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de cuentas y efectos por pagar a corto plazo	724.816
Disminución de sueldos, salarios y otras remuneraciones por pagar	142.351
Disminución de aportes patronales y retenciones laborales por pagar	462.465
Disminución cuentas por pagar a proveedores a corto plazo	120.000
Disminución de otros pasivos	1.733.287
Disminución de otros pasivos a corto plazo	1.733.287
TOTAL GASTOS	**52.138.763**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105511	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			1	174.856	12.509.226			12.684.082
105512	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			1	507.560				507.560
105514	Formación de Recursos Humanos en Pregrado	Estudiante			4.240	161.970	6.703.245			6.865.215
105518	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			1	453.322	7.826.101			8.279.423
105540	Integración de las Instituciones de Educación Superior con el Entorno	Programa			1	811.400				811.400
105564	Proporcionar Asistencia Integral al Estudiante	Estudiante			4.410	808.343	364.657			1.173.000
TOTAL						2.917.451	27.403.229			30.320.680

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	7.977.975				7.977.975
03	Previsión y Protección Social		13.840.108			13.840.108
TOTAL		7.977.975	13.840.108			21.818.083

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**229**	**125**		**354**	**4.162.352**	**7.410**	**4.169.762**
Directivo	2	1		3	95.616		95.616
Profesional y Técnico	103	53		156	751.344		751.344
Personal Administrativo	57	20		77	893.508	7.410	900.918
Personal Docente	37	12		49	1.603.128		1.603.128
Obrero	30	39		69	818.756		818.756
Personal Fijo a Tiempo Parcial	**25**			**25**	**467.377**		**467.377**
Profesional y Técnico	25			25	467.377		467.377
Personal Contratado	**168**	**162**		**330**	**2.754.724**		**2.754.724**
Profesional y Técnico	31	19		50	127.968		127.968
Personal Administrativo	43	16		59	684.636		684.636
Personal Docente	47	71		118	730.308		730.308
Obrero	47	56		103	1.211.812		1.211.812
TOTAL	**422**	**287**		**709**	**7.384.453**	**7.410**	**7.391.863**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**	**1**	**2**	**134.401**
Empleados		1	1	62.150
Docentes	1		1	72.251
Jubilados	**76**	**95**	**171**	**13.152.063**
Obreros	21	18	39	1.101.254
Docentes	55	77	132	12.050.809
TOTAL	**77**	**96**	**173**	**13.286.464**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	27.210.572
4.02	Materiales, suministros y mercancías	1.562.816
4.03	Servicios no personales	5.587.164
4.04	Activos reales	700.000
4.07	Transferencias y donaciones	14.620.108
4.11	Disminución de pasivos	2.458.103
	TOTAL	**52.138.763**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**41.973.337**
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.243.337
Del sector público	41.243.337
Transferencias corrientes internas recibidas del sector público	41.243.337
De la República	41.243.337
Recursos Ordinarios	41.243.337
INGRESOS DE LA PROPIEDAD	730.000
Intereses	730.000
Intereses internos	730.000
Intereses por depósitos	730.000
B. GASTOS CORRIENTES	**48.980.660**
GASTOS DE CONSUMO	34.360.552
Remuneraciones	27.210.572
Sueldos, salarios y otras retribuciones	9.147.244
Beneficios y complementos de sueldos y salarios	8.266.073
Aportes patronales	892.337
Prestaciones sociales y otras indemnizaciones	3.078.831
Asistencia socioeconómica	5.826.087
Compra de Bienes y servicios	7.149.980
Bienes de consumo	1.562.816
Servicios no personales	5.587.164
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.620.108
Al sector privado	14.620.108
Transferencias corrientes al sector privado	14.620.108
Directas a personas	14.620.108
Pensiones y otros beneficios asociados	134.401
Jubilaciones y otros beneficios asociados	13.152.063
Otras transferencias directas a personas	1.333.644
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(7.007.323)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(7.007.323)**
RECURSOS PROPIOS DE CAPITAL	(7.007.323)
Ahorro/ Desahorro en Cuenta Corriente	(7.007.323)
B. GASTOS DE CAPITAL	**700.000**
INVERSIÓN REAL DIRECTA	700.000
Formación Bruta de Capital Fijo	700.000
Maquinaria, equipos y otros bienes muebles	700.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(7.707.323)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**10.165.426**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.165.426
Disminución de otros activos financieros	10.165.426
Disminución de disponibilidades	10.165.426
Disminución de Bancos	10.165.426
B. APLICACIONES FINANCIERAS	**10.165.426**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCION DE PASIVOS	2.458.103
Disminución de cuentas y efectos por pagar	724.816
Disminución de cuentas y efectos por pagar a corto plazo	724.816
Disminución de sueldos, salarios y otras remuneraciones por pagar	142.351
Disminución de aportes patronales y retenciones laborales por pagar	462.465
Disminución cuentas por pagar a proveedores a corto plazo	120.000
Disminución de otros pasivos	1.733.287
Disminución de otros pasivos a corto plazo	1.733.287
DÉFICIT FINANCIERO	7.707.323

A0007
Colegio Universitario de Caracas

COLEGIO UNIVERSITARIO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Colegio, fue creado mediante Decreto N° 792 de fecha 23 de Noviembre de 1971, publicada en la Gaceta Oficial N° 29669 del 24 de Noviembre de 1971, iniciando sus actividades docentes el 09 de octubre de 1972, con carreras del sector servicios en las ramas de Administración y Educación. Desde sus inicios presentó a los aspirantes once opciones: seis carreras en el área de Administración, una en el área de Educación, dos en el área de Turismo, una en el área de Informática y una en el área de Trabajo Social.

A partir del año 1999, el Colegio se halla insertado en un proceso de modernización y transformación, gracias a lo cual dispone de una nueva sede, equipamiento y acondicionamiento de sus espacios con implementos de última tecnología, a la par de la reformulación de su visión, misión, políticas, estrategias y líneas de acción, conforme a los lineamientos pre-establecidos por el Ministerio del Poder Popular para la Educación Superior, reflejados en las "Políticas y Estrategias para el Desarrollo de la Educación Superior en Venezuela", en consonancia con la Misión Sucre y Alma Mater, habiéndose avanzado considerablemente durante los últimos años en la consolidación de sus proyectos y el mejoramiento de los procesos académico-administrativos así como en las interacciones con otros Entes del Estado con los que han establecidos acuerdos y convenios importantes para cumplir con los objetivos deseados y avanzar en proyectos prioritarios para el País.

Es importante destacar el trabajo realizado desde Misión Sucre, donde el Colegio es el organismo rector en Informática y Turismo a nivel nacional, contando con aldeas a nivel nacional y egresados de ambas carreras. En relación a Alma Mater actualmente el Colegio trabaja con los Programas Nacionales de Formación en las áreas de Administración e Informática, estando a la espera de la aprobación de otros programas y el pase definitivo a Universidad.

La Misión del Colegio fundamentalmente es formar integralmente un ser humano comprometido con la ética socialista y el desarrollo endógeno sustentable y sostenido, en las áreas humanísticas, científicas y tecnológicas, en vinculación permanente con la comunidad, para coadyuvar en la solución de problemas, el intercambio de conocimientos y la proyección de su aprendizaje en el tiempo y en el espacio, con miras a sentar las bases de una educación para toda la vida y la transformación social del País."

En la búsqueda del cumplimiento de su misión el Colegio, en concordancia con lo establecido en el Reglamento de los Institutos y Colegios Universitarios, asume como propios los siguientes objetivos:

- Promover, a través de los estudios de nivel superior, el desarrollo y la promoción del hombre, de la comunidad y de la región en donde se establezcan.
- Formar profesionales universitarios en las áreas requeridas para el desarrollo integral del país.
- Capacitar a los estudiantes a fin de que afronten con éxito, las exigencias específicas de los estudios profesionales de nivel superior.
- Desarrollar en el individuo una actitud crítica ante los problemas del hombre y de la sociedad contemporánea y, también, suministrarle las estructuras conceptuales básicas, que le permitan reaccionar satisfactoriamente ante estos problemas.
- Dirigir programas que conduzcan a la formación de un profesional calificado, dentro de los parámetros de excelencia académica, de manera tal que pueda propiciar un incremento permanente en la productividad.
- Realizar programas de investigación, atendiendo a las necesidades, requerimientos regionales y nacional del sistema productivo y económico del medio social.

- Establecer nuevas orientaciones, modernos sistemas de aprendizaje y estructuras en la Educación Superior.

Teniendo como Visión: Ser una institución universitaria comprometida con la transformación social del país, promotora de los más altos valores del ser humano, con un alto sentido de justicia y equidad, una interacción permanente con el entorno y un referente a nivel nacional e internacional de un modelo de educación formadora, creativa, participativa, crítica, innovadora y forjadora de la nueva consciencia socialista nacional.

Dentro de las políticas y estrategias institucionales el Colegio en consonancia con las políticas del país, sigue una serie de estrategias tendentes a alcanzar los logros establecidos en nuestros proyectos institucionales teniendo como base nuestra visión y misión institucional.

Finalmente el Colegio comprometido con el crecimiento del país, continúa sus trabajos para el mejoramiento continuo de su calidad, dentro del marco de la Misión Alma Mater y como organismo rector de dos programas de Misión Sucre, es así que nuestra política va encuadrada en afianzar los proyectos que contribuyan al logro de la transformación a universidad respectando la Estructura de Proyectos, delineada por el Ministerio del Poder Popular para la Educación Superior.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**66.663.303**
TRANSFERENCIAS Y DONACIONES CORRIENTES	66.663.303
Del sector público	66.663.303
Transferencias corrientes internas recibidas del sector público	66.663.303
De la República	66.663.303
FUENTES DE FINANCIAMIENTO	**24.137.675**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**24.137.675**
Disminución de otros activos financieros	24.137.675
Disminución de disponibilidades	24.137.675
Disminución de Bancos	24.137.675
TOTAL RECURSOS	**90.800.978**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**89.209.896**
GASTOS DE CONSUMO	65.144.887
Remuneraciones	45.422.335
Sueldos, salarios y otras retribuciones	12.245.263
Beneficios y complementos de sueldos y salarios	14.872.591
Aportes patronales	2.589.616
Prestaciones sociales y otras indemnizaciones	2.049.760
Asistencia socioeconómica	3.623.943
Otros gastos de personal	10.041.162
Compra de Bienes y servicios	19.722.552
Bienes de consumo	4.417.986
Servicios no personales	15.304.566
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.065.009
Al sector privado	24.065.009
Transferencias corrientes al sector privado	24.065.009
Directas a personas	24.065.009
Pensiones y otros beneficios asociados	2.160.253
Jubilaciones y otros beneficios asociados	20.389.143
Otras transferencias directas a personas	1.515.613
GASTOS DE CAPITAL	**1.591.082**
INVERSION REAL DIRECTA	**1.591.082**
Formación Bruta de Capital Fijo	1.591.082
Maquinaria, equipos y otros bienes muebles	1.591.082
TOTAL GASTOS	**90.800.978**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105506	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			1	1.429.716	6.091.141			7.520.857
105581	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			1	72.520	10.845.658			10.918.178
105681	Formación de Recursos Humanos en Pre-grado	Alumno Atendido	19.038	13.616	32.654		14.298.924			14.298.924
105749	Integración de la Institución con el Entorno	Programa			1	1.522.018	492.690			2.014.708
105757	Permanencia y Formación Integral al Estudiante	Alumno Atendido	3.000	2.000	5.000	11.018.885	1.376.551			12.395.436
105839	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			1	6.695.190	908.290			7.603.480
105875	Desarrollo de Sistemas Tecnológicos Institucionales	Plan			1	1.214.003	1.238.906			2.452.909
105877	Garantizar el Optimo Funcionamiento de las Actividades Académicas	Recurso			4		4.050.676			4.050.676
105886	Fomento de la Investigación Institucional	Proyecto Ejecutado			5	357.302				357.302
	TOTAL					**22.309.634**	**39.302.836**			**61.612.470**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.539.004			6.539.004
03	Previsión y Protección Social	1.828.041	20.821.463			22.649.504
TOTAL		1.828.041	27.360.467			29.188.508

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**216**	**209**		**425**	**5.818.974**	**39.852**	**5.858.826**
Directivo	2	1		3	167.412		167.412
Profesional y Técnico	78	70		148	1.843.440		1.843.440
Personal Administrativo	71	27		98	1.138.332	39.852	1.178.184
Personal Docente	14	29		43	1.093.152		1.093.152
Obrero	51	82		133	1.576.638		1.576.638
Personal Fijo a Tiempo Parcial	**7**	**21**		**28**	**521.868**		**521.868**
Personal Docente	7	21		28	521.868		521.868
Personal Contratado	**168**	**154**		**322**	**3.738.552**		**3.738.552**
Personal Docente	168	154		322	3.738.552		3.738.552
TOTAL	391	384		775	10.079.394	39.852	10.119.246

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**40**	**8**	**48**	**2.160.253**
Obreros	2	3	5	153.669
Empleados	10	3	13	493.053
Docentes	28	2	30	1.513.531
Jubilados	**148**	**153**	**301**	**20.389.143**
Obreros	8	9	17	614.997
Docentes	140	144	284	19.774.146
TOTAL	**188**	**161**	**349**	**22.549.396**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	45.422.335
4.02	Materiales, suministros y mercancías	4.417.986
4.03	Servicios no personales	15.304.566
4.04	Activos reales	1.591.082
4.07	Transferencias y donaciones	24.065.009
	TOTAL	**90.800.978**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**66.663.303**
TRANSFERENCIAS Y DONACIONES CORRIENTES	66.663.303
Del sector público	66.663.303
Transferencias corrientes internas recibidas del sector público	66.663.303
De la República	66.663.303
Recursos Ordinarios	66.663.303
B. GASTOS CORRIENTES	**89.209.896**
GASTOS DE CONSUMO	65.144.887
Remuneraciones	45.422.335
Sueldos, salarios y otras retribuciones	12.245.263
Beneficios y complementos de sueldos y salarios	14.872.591
Aportes patronales	2.589.616
Prestaciones sociales y otras indemnizaciones	2.049.760
Asistencia socioeconómica	3.623.943
Otros gastos de personal	10.041.162
Compra de Bienes y servicios	19.722.552
Bienes de consumo	4.417.986
Servicios no personales	15.304.566
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.065.009
Al sector privado	24.065.009
Transferencias corrientes al sector privado	24.065.009
Directas a personas	24.065.009
Pensiones y otros beneficios asociados	2.160.253
Jubilaciones y otros beneficios asociados	20.389.143
Otras transferencias directas a personas	1.515.613
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(22.546.593)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(22.546.593)**
RECURSOS PROPIOS DE CAPITAL	(22.546.593)
Ahorro/ Desahorro en Cuenta Corriente	(22.546.593)
B. GASTOS DE CAPITAL	**1.591.082**
INVERSIÓN REAL DIRECTA	1.591.082
Formación Bruta de Capital Fijo	1.591.082
Maquinaria, equipos y otros bienes muebles	1.591.082
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(24.137.675)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**24.137.675**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	24.137.675
Disminución de otros activos financieros	24.137.675
Disminución de disponibilidades	24.137.675
Disminución de Bancos	24.137.675
B. APLICACIONES FINANCIERAS	**24.137.675**
DÉFICIT FINANCIERO	24.137.675

A0008
Colegio Universitario
"Profesor José Lorenzo Pérez Rodríguez"

COLEGIO UNIVERSITARIO "PROFESOR JOSÉ LORENZO PÉREZ RODRÍGUEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez" contínua dirigiendo su política de gasto hacia la satisfacción de los aspectos sociales que le son pertinentes de acuerdo a su filosofía de gestión institucional, orientado hacia la eficiencia, la equidad y la productividad, mediante el desarrollo de las funciones de docencia, investigación y extensión.

Su Misión es la formación profesional, ética y humanística de Técnicos Superiores Universitarios en las menciones de: Educación Especial, Administración y Turismo, capaces de afrontar con éxito los requerimientos del entorno

En tal sentido, se ha previsto para el año 2010, las siguientes metas:

- Atender una matrícula de 3.960 alumnos, donde los nuevos inscritos ascienden a 320 que ingresan al Programa Nacional de Formación (PNF). Es de notar que para el Programa Nacional de Formación (PNF) la matrícula alcanza a 1.100 alumnos por nuevo ingreso y regulares.
- Mantener la asistencia socio-económica a los estudiantes, mediante la Oficina de Bienestar Estudiantil (OBE).
- Finalmente se aspira que a través de la distribución de los gastos, en atención a las fuentes de financiamiento, a las regulaciones legales y lineamiento de los órganos de subordinación, el Colegio ejecute su Plan Operativo y logre el cumplimiento a las funciones para las cuales fue creado en razón de su función social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**21.608.445**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	72.000
Venta de otros bienes y servicios	72.000
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.024.445
Del sector público	21.024.445
Transferencias corrientes internas recibidas del sector público	21.024.445
De la República	21.024.445
OTROS INGRESOS	12.000
Otros ingresos ordinarios	12.000
FUENTES DE FINANCIAMIENTO	**6.594.218**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**6.594.218**
Disminución de otros activos financieros	6.594.218
Disminución de disponibilidades	6.594.218
Disminución de Bancos	6.594.218
TOTAL RECURSOS	**28.202.663**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**27.432.663**
GASTOS DE CONSUMO	25.508.597
Remuneraciones	23.197.147
Sueldos, salarios y otras retribuciones	6.085.344
Beneficios y complementos de sueldos y salarios	9.699.374
Aportes patronales	1.454.324
Prestaciones sociales y otras indemnizaciones	1.925.550
Asistencia socioeconómica	1.675.756
Otros gastos de personal	2.356.799
Compra de Bienes y servicios	2.311.450
Bienes de consumo	420.550
Servicios no personales	1.890.900
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.924.066
Al sector privado	1.924.066
Transferencias corrientes al sector privado	1.852.066
Directas a personas	1.852.066
Pensiones y otros beneficios asociados	211.590
Jubilaciones y otros beneficios asociados	1.130.642
Otras transferencias directas a personas	509.834
Donaciones corrientes al sector privado	72.000
Donaciones a personas	72.000
GASTOS DE CAPITAL	**270.000**
INVERSION REAL DIRECTA	**270.000**
Formación Bruta de Capital Fijo	270.000
Maquinaria, equipos y otros bienes muebles	270.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**500.000**
DISMINUCION DE PASIVOS	**500.000**
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	200.000
TOTAL GASTOS	**28.202.663**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105799	Formación de Recurso Humano en Pregrado	Alumno Atendido	2.720	1.240	3.960	4.527.368	6.501.803			11.029.171
105800	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			3	960.300	4.796.895			5.757.195
105804	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales.	Plan			1	517.550				517.550
105810	Permanencia y Formación Integral del Estudiante	Alumno Atendido	2.720	1.240	3.960		2.009.270			2.009.270
	TOTAL					**6.005.218**	**13.307.968**			**19.313.186**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.344.411			6.344.411
02	Gestión Administrativa	1.173.000				1.173.000
03	Previsión y Protección Social		1.372.066			1.372.066
	TOTAL	**1.173.000**	**7.716.477**			**8.889.477**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**112**	**71**	**30**	**213**	**4.496.963**	**70.142**	**4.567.105**
Directivo		2		2	92.124		92.124
Profesional y Técnico	33	12	9	54	755.544	26.604	782.148
Personal Administrativo	8	2	6	16	185.664	43.538	229.202
Personal Docente	41	24		65	2.399.412		2.399.412
Obrero	30	31	15	76	1.064.219		1.064.219
Personal Fijo a Tiempo Parcial	**7**	**2**		**9**	**73.608**	**4.908**	**78.516**
Personal Docente	4	1		5	46.344		46.344
Personal Médico	3	1		4	27.264	4.908	32.172
Personal Contratado	**95**	**80**	**1**	**176**	**1.333.333**		**1.333.333**
Profesional y Técnico	1		1	2	22.272		22.272
Personal Administrativo	13	3		16	185.664		185.664
Personal Docente	76	76		152	1.048.242		1.048.242
Obrero	5	1		6	77.155		77.155
TOTAL	214	153	31	398	5.903.904	75.050	5.978.954

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**5**	**3**	**8**	**215.119**
Empleados	1		1	36.809
Docentes	4	3	7	178.310
Jubilados	**12**	**6**	**18**	**1.156.947**
Obreros		3	3	94.552
Docentes	12	3	15	1.062.395
TOTAL	17	9	26	1.372.066

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	23.197.147
4.02	Materiales, suministros y mercancías	420.550
4.03	Servicios no personales	1.890.900
4.04	Activos reales	270.000
4.07	Transferencias y donaciones	1.924.066
4.11	Disminución de pasivos	500.000
	TOTAL	28.202.663

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**21.608.445**
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.024.445
Del sector público	21.024.445
Transferencias corrientes internas recibidas del sector público	21.024.445
De la República	21.024.445
Recursos Ordinarios	21.024.445
Ingresos por la venta de bienes y servicios de la administración pública	72.000
Venta de otros bienes y servicios	72.000
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
OTROS INGRESOS	12.000
Otros ingresos ordinarios	12.000
B. GASTOS CORRIENTES	**27.432.663**
GASTOS DE CONSUMO	25.508.597
Remuneraciones	23.197.147
Sueldos, salarios y otras retribuciones	6.085.344
Beneficios y complementos de sueldos y salarios	9.699.374
Aportes patronales	1.454.324
Prestaciones sociales y otras indemnizaciones	1.925.550
Asistencia socioeconómica	1.675.756
Otros gastos de personal	2.356.799
Compra de Bienes y servicios	2.311.450
Bienes de consumo	420.550
Servicios no personales	1.890.900
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.924.066
Al sector privado	1.924.066
Transferencias corrientes al sector privado	1.852.066
Directas a personas	1.852.066
Pensiones y otros beneficios asociados	211.590
Jubilaciones y otros beneficios asociados	1.130.642
Otras transferencias directas a personas	509.834
Donaciones corrientes al sector privado	72.000
Donaciones a personas	72.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(5.824.218)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(5.824.218)**
RECURSOS PROPIOS DE CAPITAL	(5.824.218)
Ahorro/ Desahorro en Cuenta Corriente	(5.824.218)
B. GASTOS DE CAPITAL	**270.000**
INVERSIÓN REAL DIRECTA	270.000
Formación Bruta de Capital Fijo	270.000
Maquinaria, equipos y otros bienes muebles	270.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(6.094.218)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**6.594.218**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.594.218
Disminución de otros activos financieros	6.594.218
Disminución de disponibilidades	6.594.218
Disminución de Bancos	6.594.218
B. APLICACIONES FINANCIERAS	**6.594.218**
DISMINUCION DE PASIVOS	500.000
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	200.000
DÉFICIT FINANCIERO	6.094.218

A0009

Colegio Universitario

Cecilio Acosta, de Los Teques

COLEGIO UNIVERSITARIO CECILIO ACOSTA, DE LOS TEQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En el Colegio Universitario de Los Teques "Cecilio Acosta", se desarrolla el proceso de transición hacia la Universidad Nacional Experimental, una vez cumplidos los requisitos exigidos por el Ministerio del Poder Popular para la Educación Superior en el marco de la Misión Alma Mater. El proceso de transformación ha ido tomando la identidad propia de los conocimientos de los trabajadores, sus experiencias en diferentes campos y de las mesas de trabajo con otras instituciones.

Contamos con un equipo altamente capacitado e identificado con los cambios y transformaciones que se desarrollan en nuestro país. Este proceso de transformación reúne las aspiraciones de la sociedad venezolana, de los docentes y de los estudiantes, alma y vida de nuestra labor y destinatarios primordiales de nuestro Proyecto de Universidad.

Es así, como el Colegio, formula los objetivos, estrategias y acciones que van dibujando la Universidad que queremos, partiendo de nuestra realidad y afianzándonos en nuestras fortalezas y potencialidades.

Actualmente atiende las demandas de formación de profesionales a nivel de Técnicos Superior del Estado Miranda con la oferta de carreras del área de Administración: Recursos Humanos, Informática y Mercadeo; Salud: Enfermería, Fisioterapia y Terapia Ocupacional y Educación Preescolar, con la coordinación académica del Programa Nacional de Enfermería distribuido en 210 Municipios, los 24 Estados que conforman nuestra nación.

En el proceso de transformación se han incorporado a nuestro Plan de Estudios dos nuevos Programas Nacionales de Formación en: Informática, Administración, y, se tiene previsto el inicio para el 2010 de cuatro Programas más: Programa Nacional de Formación (PNF) en Fisioterapia, Programa Nacional de Formación (PNF) en Terapia Ocupacional, Programa Nacional de Formación (PNF) en Educación y Programa Nacional de Formación (PNF) en Salud y Seguridad en el Trabajo.

En el proceso de Municipalización se prevé incorporar los nuevos Programa Nacional de Formación (PNF) en las redes de los Complejos Universitarios Socialistas Alma Mater (CUSAM) en todo el territorio Nacional.

En nuestras instalaciones se atienden varios programas de Misión Sucre, tales como: Programa Nacional de Medicina Integral Comunitaria, Informática, Administración, actividad Física y Salud, entre otras carreras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**61.921.790**
TRANSFERENCIAS Y DONACIONES CORRIENTES	61.921.790
Del sector público	61.921.790
Transferencias corrientes internas recibidas del sector público	61.921.790
De la República	61.921.790
TOTAL RECURSOS	**61.921.790**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**60.823.134**
GASTOS DE CONSUMO	43.279.398
Remuneraciones	37.913.633
Sueldos, salarios y otras retribuciones	14.817.871
Beneficios y complementos de sueldos y salarios	14.092.661
Aportes patronales	2.296.740
Prestaciones sociales y otras indemnizaciones	2.707.892
Asistencia socioeconómica	2.392.839
Otros gastos de personal	1.605.630
Compra de Bienes y servicios	5.365.765
Bienes de consumo	1.031.698

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Servicios no personales	4.334.067
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.543.736
Al sector privado	17.543.736
Transferencias corrientes al sector privado	17.513.736
Directas a personas	17.422.986
Pensiones y otros beneficios asociados	788.454
Jubilaciones y otros beneficios asociados	15.780.972
Otras transferencias directas a personas	853.560
A instituciones sin fines de lucro	90.750
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
GASTOS DE CAPITAL	**915.123**
INVERSION REAL DIRECTA	**915.123**
Formación Bruta de Capital Fijo	915.123
Maquinaria, equipos y otros bienes muebles	915.123
APLICACIONES FINANCIERAS	**183.533**
DISMINUCION DE PASIVOS	**183.533**
Disminución de cuentas y efectos por pagar	183.533
Disminución de cuentas y efectos por pagar a corto plazo	183.533
Disminución de sueldos, salarios y otras remuneraciones por pagar	98.404
Disminución cuentas por pagar a proveedores a corto plazo	85.129
TOTAL GASTOS	**61.921.790**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105456	Desarrollo y Fortalecimiento del Vector Estratégico Institucional.	Documento Técnico			111		12.753.925			12.753.925
105464	Fortalecimiento de los Procesos de los Servicios Generales	Edificación			4		9.507.378			9.507.378
105465	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales.	Dotación			1.080		1.544.064			1.544.064
105468	Integración de las Instituciones de Educación Superior con el Entorno	Sistema De Información			150		250.000			250.000
105475	Permanencia y Formación Integral del Estudiante	Alumno Atendido	3.165	1.357	4.522		4.588.806			4.588.806
105488	Formación de Recursos Humanos en Pregrado	Alumno Atendido	3.165	1.357	4.522		15.238.497			15.238.497
	TOTAL						43.882.670			43.882.670

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		354.889			354.889
02	Gestión Administrativa		1.048.874			1.048.874
03	Previsión y Protección Social		16.635.357			16.635.357
	TOTAL		**18.039.120**			**18.039.120**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**209**	**134**	**113**	**456**	**5.738.924**	**17.472**	**5.756.396**
Directivo	1	1		2	70.859		70.859
Profesional y Técnico	62	17	29	108	1.307.647	17.472	1.325.119
Personal Administrativo	68	10	32	110	1.276.534		1.276.534
Personal Docente	12	11		23	648.299		648.299
Obrero	66	95	52	213	2.435.585		2.435.585
Personal Fijo a Tiempo Parcial	**3**	**12**	**1**	**16**	**235.127**		**235.127**
Profesional y Técnico	1	2	1	4	34.439		34.439
Personal Docente	2	10		12	200.688		200.688
Personal Contratado	**230**	**178**	**75**	**483**	**6.182.415**		**6.182.415**
Directivo		1		1	26.472		26.472
Profesional y Técnico	19	10	14	43	449.741		449.741
Personal Administrativo	24	4	8	36	416.151		416.151
Personal Docente	182	134	53	369	4.924.824		4.924.824
Obrero	5	29		34	365.227		365.227
TOTAL	442	324	189	955	12.156.466	17.472	12.173.938

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**24**	**4**	**28**	**788.455**
Obreros	3	2	5	45.379
Empleados	4	1	5	63.454
Docentes	17	1	18	679.622
Jubilados	**116**	**130**	**246**	**15.780.971**
Obreros	33	17	50	1.452.707
Docentes	83	113	196	14.328.264
TOTAL	**140**	**134**	**274**	**16.569.426**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	37.913.633
4.02	Materiales, suministros y mercancías	1.031.698
4.03	Servicios no personales	4.334.067
4.04	Activos reales	915.123
4.07	Transferencias y donaciones	17.543.736
4.11	Disminución de pasivos	183.533
	TOTAL	**61.921.790**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**61.921.790**
TRANSFERENCIAS Y DONACIONES CORRIENTES	61.921.790
Del sector público	61.921.790
Transferencias corrientes internas recibidas del sector público	61.921.790
De la República	61.921.790
Recursos Ordinarios	61.921.790
B. GASTOS CORRIENTES	**60.823.134**
GASTOS DE CONSUMO	43.279.398
Remuneraciones	37.913.633
Sueldos, salarios y otras retribuciones	14.817.871
Beneficios y complementos de sueldos y salarios	14.092.661
Aportes patronales	2.296.740
Prestaciones sociales y otras indemnizaciones	2.707.892
Asistencia socioeconómica	2.392.839
Otros gastos de personal	1.605.630
Compra de Bienes y servicios	5.365.765
Bienes de consumo	1.031.698
Servicios no personales	4.334.067
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.543.736
Al sector privado	17.543.736
Transferencias corrientes al sector privado	17.513.736
Directas a personas	17.422.986
Pensiones y otros beneficios asociados	788.454
Jubilaciones y otros beneficios asociados	15.780.972
Otras transferencias directas a personas	853.560
A instituciones sin fines de lucro	90.750
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.098.656**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.098.656**
RECURSOS PROPIOS DE CAPITAL	1.098.656
Ahorro/ Desahorro en Cuenta Corriente	1.098.656
B. GASTOS DE CAPITAL	**915.123**
INVERSIÓN REAL DIRECTA	915.123
Formación Bruta de Capital Fijo	915.123
Maquinaria, equipos y otros bienes muebles	915.123
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**183.533**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**183.533**
SUPERÁVIT FINANCIERO	183.533
B. APLICACIONES FINANCIERAS	**183.533**
DISMINUCION DE PASIVOS	183.533
Disminución de cuentas y efectos por pagar	183.533
Disminución de cuentas y efectos por pagar a corto plazo	183.533

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de sueldos, salarios y otras remuneraciones por pagar	98.404
Disminución cuentas por pagar a proveedores a corto plazo	85.129

A0011

Servicio Autónomo

Oficinas Técnicas del Consejo Nacional de Universidades

(CNU)

SERVICIO AUTÓNOMO OFICINAS TÉCNICAS DEL CONSEJO NACIONAL DE UNIVERSIDADES (CNU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades, se encarga de instrumentar las políticas y estrategias para la educación superior señaladas en los Planes de la Nación. Creada a raíz de la reforma parcial que sufriera la Ley de Universidades en septiembre de 1970 de acuerdo a lo establecido en el artículo 22, la Oficina de Planificación del Sector Universitario (OPSU) tiene las siguientes atribuciones:

- Hacer el cálculo de las necesidades profesionales del país a corto, mediano y largo plazo.
- Proponer alternativas acerca de la magnitud y especialización de las universidades y de los modelos de organización de las mismas.
- Asesorar a las Universidades Nacionales en la elaboración y ejecución de sus presupuestos, a cuyo efecto, mantendrá contacto permanente con las oficinas universitarias de presupuestos, y preparará los instructivos y formularios que le sirvan de guía.
- Las demás que le señalen las leyes y reglamentos.

El Servicio Autónomo CNU, en la actualidad, promueve los siguientes propósitos:

- Elevar la excelencia académica de las universidades.
- Apoyar la mayor pertinencia e impacto social de las instituciones universitarias.
- Promover una mayor eficiencia de las instituciones en el uso de sus recursos.
- Corregir, dentro de los límites que establece la Ley, las distorsiones y desviaciones existentes en las instituciones de educación superior.
- Estimular la cooperación internacional.
- Ejecutar acciones que permitan disponer de información oportuna y confiable que sirva de base para realizar los procesos de planificación, evaluación y toma de decisiones relativas al Sector.

Visión

Ser la institución de asesoría técnica de los componentes del sector Educación Superior, orientado a la obtención de un servicio que satisfaga las necesidades y exigencias de la sociedad venezolana, dentro del marco jurídico vigente. Organización modelo por la eficiencia y eficacia de su gestión, integrada por un personal de alto nivel profesional y sensibilidad social.

Misión

Asesorar técnicamente a las instancias competentes en la formulación de políticas nacionales y en la planificación del sector Educación Superior, para asegurar su calidad, equidad, pertinencia e impacto social.

- Ejecutar los procesos de evaluación institucional, admisión a la educación superior, investigación en educación superior, coordinador de la gestión administrativa financiera del sector y administración de la información.

Valores

Abiertos al cambio, corresponsabilidad y trabajo en equipo, liderazgo, capacidad comunicacional, creatividad e iniciativa, compromiso con el beneficiario y calidad de servicio, uso eficiente de los recursos, lealtad, relaciones interpersonales, respeto y transparencia.

El presupuesto del Servicio Autónomo Consejo Nacional de Universidades se formuló de acuerdo a las orientaciones emanadas del Ministerio del Poder Popular para la Educación Superior, fundamentado en las orientaciones de la Oficina Nacional de Presupuesto.

Política de Financiamiento

Con la finalidad de ejecutar los proyectos previstos desarrollar en el año 2010, se cuenta con las fuentes de financiamiento distribuidos de la siguiente manera:

Recursos Ordinarios: Bs. 897.922.278
Gestión Fiscal: Bs. 434.502.585

La cuota presupuestaria asignada como aporte del Ejecutivo Nacional, asciende a Bs. 1.332.424.863, de los cuales el 48,39% son recursos provenientes de la gestión fiscal.

Las fuentes provenientes de la disminución de caja y banco, ascienden a Bs. 26.215.100 (orientados a cumplir con los compromisos del ejercicio anterior) lo que permite equilibrar el presupuesto en Bs. 1.358.970.950.

Política de Gastos

Los gastos propios de la Institución ascienden a Bs. 238.736.206, equivalentes al 17,57% del total asignado, lo que permitirá la ejecución de diez (10) proyectos y las acciones centralizadas. El restante 82,43% equivalente a Bs. 1.120.234.744 serán utilizados para atender gastos centralizados en esta Oficina, que serán transferidos a las instituciones de educación superior.

Con respecto a las transferencias para las Instituciones de Educación Superior se pudieron prever recursos para los siguientes conceptos:

- Fomento a la educación superior.
- Aporte a la Universidad Bolivariana de Trabajadores "Jesús Rivero".
- Aporte a la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES).
- Fondo para la calidad y equidad en la educación superior.
- Servicio de telecomunicaciones para la red académica.
- Incremento por Normas de Homologación.

Vinculaciones con el Proyecto Simón Bolívar

El presupuesto otorgado por el Ejecutivo Nacional, a los distintos entes gubernamentales deben ejecutar los proyectos que se orienten a alcanzar los logros establecidos para alcanzar la Construcción del Socialismo del Siglo XXI. En este sentido el sector de educación superior se enmarca en la Construcción de una Estructura Social Incluyente que se enmarca en la directriz para alcanzar la SUPREMA FELICIDAD SOCIAL con la finalidad de promover la ética, la cultura y una educación liberadora y solidaria,

En este sentido el Ministerio del Poder Popular para la Educación Superior y la Oficina de Planificación del Sector Universitario (OPSU), establecen las siguientes políticas con las que se pretende alcanzar la directriz estratégica establecida en las Líneas Generales para el Desarrollo Económico social de la Nación para el lapso 2007 - 2013.

- Coordinar las actividades presupuestarias de las Universidades Nacionales en las fases de Planificación, Formulación y Seguimiento de la ejecución presupuestaria, con la finalidad de que los recursos que la Nación otorga a las Instituciones de Educación Superior sean administrados de manera óptima, eficiente y controlada, de acuerdo a la legislación existente y en beneficio del desarrollo nacional.

- Apoyar la toma de decisiones basada en resultados de investigaciones realizadas en el sector de Educación Superior.

- Garantizar la equidad en el acceso a la educación superior venezolana, incrementando el ingreso de estudiantes, pertenecientes a sectores económicos y socialmente desfavorecidos.

- Garantizar que la educación que se imparte a nivel de los post-grados estén en total concordancia con las directrices establecidas para el desarrollo del país.

- Difundir el producto de las actividades que se realizaran en el sector de educación superior.

- Mantener actualizada la información estadística, documental y bibliográfica del sector.

- Evaluar los componentes del estudio de factibilidad de los proyectos de creación de instituciones y carreras solicitadas por el Consejo Nacional de Universidades.

Atendiendo estos postulados, en el Servicio Autónomo Consejo Nacional de Universidades (SACNU), se desarrollarán en el ejercicio fiscal 2010, los siguientes proyectos:

- Fomento a la Educación Superior.

- Equidad y Calidad en el Ingreso de Estudiantes a la Educación Superior.

- Investigación en Educación Superior.

- Desarrollo de la Planta Física de las Instituciones de Educación Superior.

- Equidad, Transparencia y Eficiencia en los Procesos Administrativos Financieros de las Universidades Nacionales.

- Transparencia, Participación y Difusión de las Sesiones del Consejo Nacional de Universidades.

- Evaluación de Proyectos de Creación y de Funcionamiento Académico Administrativo de las Instituciones Universitarias.

- Modernización y Adecuación de los Servicios de Tecnología de Información.

- Evaluación de los Programas de Postgrado de las Universidades e Instituciones de Educación Superior.

- Administración de la Información Estadística y Documental de la Educación Superior.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.332.424.863**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.332.424.863
Del sector público	1.332.424.863
Transferencias corrientes internas recibidas del sector público	1.332.424.863
De la República	1.332.424.863
FUENTES DE FINANCIAMIENTO	**26.546.087**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**26.546.087**
Disminución de otros activos financieros	26.546.087
Disminución de disponibilidades	26.546.087
Disminución de Bancos	26.546.087
TOTAL RECURSOS	**1.358.970.950**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.299.883.825**
GASTOS DE CONSUMO	179.649.081
Remuneraciones	142.392.218
Sueldos, salarios y otras retribuciones	19.365.956
Beneficios y complementos de sueldos y salarios	90.932.360
Aportes patronales	4.311.922
Prestaciones sociales y otras indemnizaciones	15.944.266
Asistencia socioeconómica	11.837.714
Compra de Bienes y servicios	37.256.863
Bienes de consumo	5.741.185
Servicios no personales	31.515.678
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.120.234.744
Al sector privado	4.068.238
Transferencias corrientes al sector privado	4.068.238
Directas a personas	4.068.238
Pensiones y otros beneficios asociados	703.592
Jubilaciones y otros beneficios asociados	3.364.646
Al sector público	1.116.166.506
Transferencias corrientes al sector público	1.116.166.506
A los entes descentralizados sin fines empresariales para sus gastos	1.116.166.506
GASTOS DE CAPITAL	**32.872.025**
INVERSION REAL DIRECTA	**32.872.025**
Formación Bruta de Capital Fijo	32.872.025
Edificios e instalaciones	30.000.000
Maquinaria, equipos y otros bienes muebles	2.872.025

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**26.215.100**
DISMINUCION DE PASIVOS	**26.215.100**
Disminución de cuentas y efectos por pagar	26.215.100
Disminución de cuentas y efectos por pagar a corto plazo	7.849.766
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.973.219
Disminución de aportes patronales y retenciones laborales por pagar	22.062
Disminución cuentas por pagar a proveedores a corto plazo	262.000
Disminución de efectos por pagar a proveedores a corto plazo	1.592.485
Disminución de otras cuentas y efectos por pagar	18.365.334
Disminución de obligaciones de ejercicios anteriores	18.365.334
TOTAL GASTOS	**1.358.970.950**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105923	Equidad , Transparencia y Eficiencia en los Procesos Administrativos Financieros de las Universidades Nacionales	Asistencia Técnica			24		1.121.491.994			1.121.491.994
105931	Fomento de la Educación Superior	Aspirante	2.125	2.125	4.250		8.960.139			8.960.139
105959	Evaluación de los Programas de Postgrado de las Universidades e Instituciones de Educación Superior	Evaluación			100		4.769.020			4.769.020
105961	Transparencia, participación y Difusión de las Sesiones del Consejo Nacional de Universidades	Ejemplar			500	330.987	11.074.102			11.405.089
105966	Equidad y Calidad en el Ingreso de Estudiantes a la Educación Superior	Aspirante	280	280	560		17.466.824			17.466.824
105967	Modernización y Adecuación de los Sistemas de Tecnología de Información	Sistema			10		9.647.564			9.647.564
105968	Evaluación de Proyectos de Creación y de Funcionamiento Académico y Administrativo de las Instituciones Universitarias y Carreras	Informe			60		3.431.550			3.431.550
105986	Desarrollo de la Planta Física de las Instituciones de Educación Superior	Metro Cuadrado			40.000		5.064.290			5.064.290
106143	Unidad de Apoyo Documental	Publicación			4		5.856.718			5.856.718
106668	Investigación en Educación Superior	Proyecto			4		3.662.662			3.662.662
TOTAL						**330.987**	**1.191.424.863**			**1.191.755.850**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		86.161.287			86.161.287
02	Gestión Administrativa	26.215.100	50.770.475			76.985.575
03	Previsión y Protección Social		4.068.238			4.068.238
	TOTAL	**26.215.100**	**141.000.000**			**167.215.100**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**164**	**117**	**105**	**386**	**14.519.337**	**859.947**	**15.379.284**
Directivo	9	7	15	31	1.893.867		1.893.867
Profesional y Técnico	78	49	76	203	8.838.047	656.873	9.494.920
Personal Administrativo	63	5	14	82	1.893.868	203.074	2.096.942
Obrero	14	56		70	1.893.555		1.893.555
Personal Contratado	**46**	**46**		**92**	**3.249.596**		**3.249.596**
Profesional y Técnico	45	44		89	3.100.041		3.100.041
Obrero	1	2		3	149.555		149.555
TOTAL	**210**	**163**	**105**	**478**	**17.768.933**	**859.947**	**18.628.880**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**10**	**4**	**14**	**703.592**
Obreros	10	3	13	176.003
Empleados		1	1	527.589
Jubilados	**29**	**16**	**45**	**3.364.646**
Obreros	1	3	4	1.177.199
Empleados	28	13	41	2.187.447
TOTAL	**39**	**20**	**59**	**4.068.238**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	142.392.218
4.02	Materiales, suministros y mercancías	5.741.185
4.03	Servicios no personales	31.515.678
4.04	Activos reales	32.872.025
4.07	Transferencias y donaciones	1.120.234.744
4.11	Disminución de pasivos	26.215.100
	TOTAL	**1.358.970.950**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.332.424.863**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.332.424.863
Del sector público	1.332.424.863
Transferencias corrientes internas recibidas del sector público	1.332.424.863
De la República	1.332.424.863
Recursos Ordinarios	897.922.278
Gestión Fiscal	434.502.585
B. GASTOS CORRIENTES	**1.299.883.825**
GASTOS DE CONSUMO	179.649.081
Remuneraciones	142.392.218
Sueldos, salarios y otras retribuciones	19.365.956
Beneficios y complementos de sueldos y salarios	90.932.360
Aportes patronales	4.311.922
Prestaciones sociales y otras indemnizaciones	15.944.266
Asistencia socioeconómica	11.837.714
Compra de Bienes y servicios	37.256.863
Bienes de consumo	5.741.185
Servicios no personales	31.515.678
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.120.234.744
Al sector privado	4.068.238
Transferencias corrientes al sector privado	4.068.238
Directas a personas	4.068.238
Pensiones y otros beneficios asociados	703.592
Jubilaciones y otros beneficios asociados	3.364.646

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Al sector público	1.116.166.506
Transferencias corrientes al sector público	1.116.166.506
A los entes descentralizados sin fines empresariales para sus gastos	1.116.166.506
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**32.541.038**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**32.541.038**
RECURSOS PROPIOS DE CAPITAL	32.541.038
Ahorro/ Desahorro en Cuenta Corriente	32.541.038
B. GASTOS DE CAPITAL	**32.872.025**
INVERSIÓN REAL DIRECTA	32.872.025
Formación Bruta de Capital Fijo	32.872.025
Edificios e instalaciones	30.000.000
Maquinaria, equipos y otros bienes muebles	2.872.025
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(330.987)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**26.546.087**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	26.546.087
Disminución de otros activos financieros	26.546.087
Disminución de disponibilidades	26.546.087
Disminución de Bancos	26.546.087
B. APLICACIONES FINANCIERAS	**26.546.087**
DISMINUCION DE PASIVOS	26.215.100
Disminución de cuentas y efectos por pagar	26.215.100
Disminución de cuentas y efectos por pagar a corto plazo	7.849.766
Disminución de sueldos, salarios y otras remuneraciones por pagar	5.973.219
Disminución de aportes patronales y retenciones laborales por pagar	22.062
Disminución cuentas por pagar a proveedores a corto plazo	262.000
Disminución de efectos por pagar a proveedores a corto plazo	1.592.485
Disminución de otras cuentas y efectos por pagar	18.365.334
Disminución de obligaciones de ejercicios anteriores	18.365.334
DÉFICIT FINANCIERO	330.987

A0026

Instituto Universitario
de Tecnología Jacinto Navarro Vallenilla, Carúpano

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA JACINTO NAVARRO VALLENILLA, CARÚPANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología "Jacinto Navarro Vallenilla" es una Institución científica-educativa, fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es formar profesionales universitarios capaces de contribuir con el desarrollo sustentable, económico y cultural del país, en especial a la Región Pariana del Estado Sucre, a través de las actividades académicas de Investigación, Extensión y Producción.

Persigue ser una institución de excelencia en la generación de conocimientos productos de la gestión/actividad de investigación, de extensión, en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia; que existe en el siglo XXI, destina los recursos presupuestarios hacia el fortalecimiento de la Institución en el mercado ocupacional, dando cumplimiento a las diferentes normativas legales en la formación de profesional a corto y mediano plazo, con un nivel de conciencia que le permite asumir sus responsabilidades en una sociedad de iguales y consolidar la ampliación de la plataforma tecnológica comunicacional, creando las bases para la incorporación a futuro de la Educación a Distancia (Web).

La creación y funcionamiento de la Misión Alma Mater, exige a las instituciones de Educación Superior, un reajuste académico- administrativo, con la finalidad de proporcionar la base necesaria de una Educación Socialista. La Suprema felicidad social orienta las acciones a una transformación de la realidad educativa, tales como: adecuar el sistema educativo al modelo productivo socialista, fortalecer e incentivar la investigación en el proceso educativo, desarrollar la educación intercultural bilingüe, garantizar el acceso al conocimiento para universalizar la educación superior con pertinencia social.

Con el acoplamiento estructural que está presentando en los institutos y colegios universitarios, el Instituto se inclina por la confianza del Ministerio del Poder Popular para la Educación Superior al nombrar un equipo de profesionales con los méritos académicos, experiencia, arraigo y sentido de pertenencia, para impulsar el Proceso de Transformación y Modernización que se está llevando a cabo a Nivel Institucional.

Finalmente, el Presupuesto del Ejercicio Fiscal 2010, del Instituto Universitario de Tecnología "Jacinto Navarro Vallenilla", tendrá como meta garantizar el disfrute de los derechos sociales de forma equitativa de la educación y de esta forma garantizar la formación de Técnicos Superiores Universitarios de alta calidad para la conformación de la Suprema Felicidad Social y el nuevo modelo productivo del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**53.751.732**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.000
Venta de servicios	12.000
INGRESOS DE LA PROPIEDAD	13.000
Intereses	13.000
Intereses internos	13.000
Intereses por depósitos	13.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.726.732
Del sector público	53.726.732
Transferencias corrientes internas recibidas del sector público	53.726.732
De la República	53.726.732
FUENTES DE FINANCIAMIENTO	**780.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**780.000**
Disminución de otros activos financieros	780.000
Disminución de disponibilidades	780.000
Disminución de Bancos	780.000
TOTAL RECURSOS	**54.531.732**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**53.666.732**
GASTOS DE CONSUMO	43.564.719
Remuneraciones	40.186.419
Sueldos, salarios y otras retribuciones	12.485.325
Beneficios y complementos de sueldos y salarios	18.878.942
Aportes patronales	1.437.495
Prestaciones sociales y otras indemnizaciones	2.248.907
Asistencia socioeconómica	3.845.696
Otros gastos de personal	1.290.054
Compra de Bienes y servicios	3.378.300
Bienes de consumo	2.418.300
Servicios no personales	960.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.102.013
Al sector privado	10.102.013
Transferencias corrientes al sector privado	10.102.013
Directas a personas	10.102.013
Pensiones y otros beneficios asociados	304.906
Jubilaciones y otros beneficios asociados	8.047.107
Otras transferencias directas a personas	1.750.000
GASTOS DE CAPITAL	**85.000**
INVERSION REAL DIRECTA	**85.000**
Formación Bruta de Capital Fijo	85.000
Maquinaria, equipos y otros bienes muebles	85.000
APLICACIONES FINANCIERAS	**780.000**
DISMINUCION DE PASIVOS	**780.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de cuentas y efectos por pagar	780.000
Disminución de cuentas y efectos por pagar a corto plazo	780.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	380.000
Disminución de aportes patronales y retenciones laborales por pagar	280.000
Disminución cuentas por pagar a proveedores a corto plazo	120.000
TOTAL GASTOS	**54.531.732**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105447	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			2		10.116.270			10.116.270
105449	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Dotación			2		552.500			552.500
105451	Desarrollo de Sistemas Tecnológicos Institucionales	Plan			2		77.000			77.000
105452	Formación de Recurso Humano en Pregrado	Alumno Atendido	1.820	1.530	3.350		18.271.323			18.271.323
105455	Permanencia y Formación Integral del Estudiante	Alumno Atendido	3.250	3.000	6.250		4.365.900			4.365.900
	TOTAL						**33.382.993**			**33.382.993**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		11.746.726			11.746.726
02	Gestión Administrativa	805.000	245.000			1.050.000
03	Previsión y Protección Social		8.352.013			8.352.013
	TOTAL	**805.000**	**20.343.739**			**21.148.739**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**219**	**189**		**408**	**7.293.472**	**4.680**	**7.298.152**
Directivo	1	2		3	79.389		79.389
Profesional y Técnico	71	23		94	1.056.494		1.056.494
Personal Administrativo	44	6		50	548.914	4.680	553.594
Personal Docente	46	59		105	3.682.380		3.682.380
Obrero	57	99		156	1.926.295		1.926.295
Personal Fijo a Tiempo Parcial	**7**	**18**		**25**	**284.751**		**284.751**
Profesional y Técnico		2		2	13.981		13.981
Personal Docente	7	16		23	270.770		270.770
Personal Contratado	**241**	**226**		**467**	**4.419.701**		**4.419.701**
Profesional y Técnico	56	28		84	810.892		810.892
Personal Administrativo	13	14		27	341.923		341.923
Personal Docente	139	107		246	2.291.886		2.291.886
Obrero	33	77		110	975.000		975.000
TOTAL	467	433		900	11.997.924	4.680	12.002.604

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**16**	**16**	**304.906**
Obreros		6	6	61.593
Empleados		1	1	174.191
Docentes		9	9	69.122
Jubilados		**160**	**160**	**8.047.107**
Obreros		67	67	981.205
Docentes		93	93	7.065.902
TOTAL		**176**	**176**	**8.352.013**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	40.186.419
4.02	Materiales, suministros y mercancías	2.418.300
4.03	Servicios no personales	960.000
4.04	Activos reales	85.000
4.07	Transferencias y donaciones	10.102.013
4.11	Disminución de pasivos	780.000
	TOTAL	**54.531.732**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**53.751.732**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.726.732
Del sector público	53.726.732
Transferencias corrientes internas recibidas del sector público	53.726.732
De la República	53.726.732
Recursos Ordinarios	53.726.732
Ingresos por la venta de bienes y servicios de la administración pública	12.000
Venta de servicios	12.000
INGRESOS DE LA PROPIEDAD	13.000
Intereses	13.000
Intereses internos	13.000
Intereses por depósitos	13.000
B. GASTOS CORRIENTES	**53.666.732**
GASTOS DE CONSUMO	43.564.719
Remuneraciones	40.186.419
Sueldos, salarios y otras retribuciones	12.485.325
Beneficios y complementos de sueldos y salarios	18.878.942
Aportes patronales	1.437.495
Prestaciones sociales y otras indemnizaciones	2.248.907
Asistencia socioeconómica	3.845.696
Otros gastos de personal	1.290.054
Compra de Bienes y servicios	3.378.300
Bienes de consumo	2.418.300
Servicios no personales	960.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.102.013
Al sector privado	10.102.013
Transferencias corrientes al sector privado	10.102.013
Directas a personas	10.102.013
Pensiones y otros beneficios asociados	304.906
Jubilaciones y otros beneficios asociados	8.047.107
Otras transferencias directas a personas	1.750.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**85.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**85.000**
RECURSOS PROPIOS DE CAPITAL	85.000
Ahorro/ Desahorro en Cuenta Corriente	85.000
B. GASTOS DE CAPITAL	**85.000**
INVERSIÓN REAL DIRECTA	85.000
Formación Bruta de Capital Fijo	85.000
Maquinaria, equipos y otros bienes muebles	85.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**780.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	780.000
Disminución de otros activos financieros	780.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de disponibilidades	780.000
Disminución de Bancos	780.000
B. APLICACIONES FINANCIERAS	**780.000**
DISMINUCION DE PASIVOS	780.000
Disminución de cuentas y efectos por pagar	780.000
Disminución de cuentas y efectos por pagar a corto plazo	780.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	380.000
Disminución de aportes patronales y retenciones laborales por pagar	280.000
Disminución cuentas por pagar a proveedores a corto plazo	120.000

7

A0027

Instituto Universitario Experimental
de Tecnología Andrés Eloy Blanco-Barquisimeto

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA ANDRÉS ELOY BLANCO-BARQUISIMETO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Instituto Universitario de Tecnología Andrés Eloy Blanco, Barquisimeto, persigue ser una Institución de excelencia en la generación de conocimientos productos de la gestión/actividad de investigación, de extensión, en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia que existe en el siglo XXI, destina los recursos presupuestarios hacia el fortalecimiento de la institución en el mercado ocupacional, dando cumplimiento a las diferentes normativas legales en la formación de profesional a corto/mediano plazo, con un nivel de conciencia que le permite asumir sus responsabilidades en una sociedad de iguales.

Para el Ejercicio Fiscal 2010, la Institución busca consolidar la ampliación de la plataforma tecnológica comunicacional, creando las bases para la incorporación a futuro de la Educación a Distancia.

La creación y funcionamiento de la Misión Alma Mater, exige a las instituciones de Educación Superior, un reajuste académico- administrativo, con la finalidad de proporcionar la base necesaria de una Educación Socialista. La Suprema felicidad social orienta las acciones a una transformación de la realidad educativa tales como: adecuar el sistema educativo al modelo productivo socialista, fortalecer e incentivar la investigación en el proceso educativo, desarrollar la educación intercultural bilingüe, garantizar el acceso al conocimiento para universalizar la educación superior con pertinencia social.

El Programa Nacional de Formación (PNF) en las carreras dictadas por el Instituto Tecnológico, tiene como objetivo promover la formación del nuevo ciudadano, con autonomía creadora, transformadora, con ideas revolucionarias y con una actitud emprendedora.

En este sentido, el Ejecutivo Nacional dando cumplimiento al ordenamiento constitucional busca aplicar una serie de políticas que permitan el desarrollo económico y social de la nación, por tal motivo establece que estos lineamientos se lleven a cabo en todo el territorio nacional y además deben abarcar todos los sectores, para los cuales están dirigidos las políticas de Estado. En cuanto al sector educación, el Estado ha creado los Institutos Universitarios y Colegios Universitarios los cuales deben estar enmarcados en los lineamientos del Plan de Gobierno.

Por tal razón el Instituto Universitario de Tecnología Andrés Eloy Blanco, Barquisimeto, está comprometido con el desarrollo social de la región, desarrollando la actividad educativa y de extensión con el uso adecuado de los recursos, es decir, de una manera eficaz y eficiente y además debe cumplir con el ordenamiento jurídico como es la Ley Orgánica de la Administración Financiera del Sector Público y demás leyes y reglamentos de la administración pública que contempla el control de los recursos a través del presupuesto por proyecto.

En el presupuesto por proyectos, se establecen las estrategias para su elaboración, las cuales consisten en establecer los diferentes proyectos y acciones generales de cada uno de ello y relacionar las unidades responsables y ejecutoras según la estructura orgánica actual y además permite la toma de decisiones en los niveles estratégicos, funcional y operativo, con esta herramienta de su parte, el Instituto, se prepara para cumplir sus metas de formar profesionales universitarios y desenvolverse en el entorno afianzando su relación con las comunidades vecinas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**74.321.052**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	30.000
Venta de servicios	30.000
INGRESOS DE OPERACIÓN	20.000
Ingresos financieros de instituciones financieras	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	74.271.052
Del sector público	74.271.052
Transferencias corrientes internas recibidas del sector público	74.271.052
De la República	74.271.052
FUENTES DE FINANCIAMIENTO	**100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**100.000**
Disminución de otros activos financieros	100.000
Disminución de disponibilidades	100.000
Disminución de Bancos	100.000
TOTAL RECURSOS	**74.421.052**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**74.081.052**
GASTOS DE CONSUMO	54.161.053
Remuneraciones	48.551.455
Sueldos, salarios y otras retribuciones	14.581.015
Beneficios y complementos de sueldos y salarios	17.584.264
Aportes patronales	951.833
Prestaciones sociales y otras indemnizaciones	2.953.707
Asistencia socioeconómica	12.247.812
Otros gastos de personal	232.824
Compra de Bienes y servicios	5.609.598
Bienes de consumo	948.445
Servicios no personales	4.661.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.919.999
Al sector privado	19.919.999
Transferencias corrientes al sector privado	19.857.999
Directas a personas	19.857.999
Pensiones y otros beneficios asociados	588.476
Jubilaciones y otros beneficios asociados	17.769.523
Otras transferencias directas a personas	1.500.000
Donaciones corrientes al sector privado	62.000
Donaciones a personas	62.000
GASTOS DE CAPITAL	**240.000**
INVERSION REAL DIRECTA	**240.000**
Formación Bruta de Capital Fijo	240.000
Maquinaria, equipos y otros bienes muebles	160.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Construcciones de bienes de dominio privado	80.000
APLICACIONES FINANCIERAS	**100.000**
DISMINUCION DE PASIVOS	**100.000**
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución de efectos por pagar a proveedores a corto plazo	100.000
TOTAL GASTOS	**74.421.052**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105858	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			9		7.878.961			7.878.961
105861	Fortalecimiento de la Planta Física y de los Servicios Generales	Informe			40		6.977.951			6.977.951
105865	Formación del Recurso Humano Pregrado	Estudiante			1.250		26.966.687			26.966.687
105870	Permanencia y Formación Integral del Estudiante	Estudiante			7.300	50.000	6.890.713			6.940.713
105874	Integración de las Instituciones de Educación Superior con el Entorno	Programa			31		720.369			720.369
105878	Profundizar la Investigación Institucional y Postgrado	Proceso Administrado			90		738.870			738.870
	TOTAL					50.000	50.173.551			50.223.551

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.779.502			4.779.502
02	Gestión Administrativa	100.000	960.000			1.060.000
03	Previsión y Protección Social		18.357.999			18.357.999
	TOTAL	100.000	24.097.501			24.197.501

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**253**	**178**		**431**	**8.112.392**		**8.112.392**
Directivo	2	1		3	90.192		90.192
Profesional y Técnico	49	24		73	880.616		880.616
Personal Administrativo	64	14		78	887.568		887.568
Personal Docente	97	71		168	4.995.540		4.995.540
Obrero	41	68		109	1.258.476		1.258.476
Personal Contratado	**246**	**172**		**418**	**5.926.863**		**5.926.863**
Profesional y Técnico	82	38		120	1.396.968		1.396.968
Personal Administrativo	24	8		32	356.676		356.676
Personal Docente	134	122		256	4.063.335		4.063.335
Personal Médico	4			4	40.848		40.848
Obrero	2	4		6	69.036		69.036
TOTAL	**499**	**350**		**849**	**14.039.255**		**14.039.255**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**14**	**8**	**22**	**588.476**
Obreros	1		1	9.876
Empleados	2		2	166.040
Docentes	11	8	19	412.560
Jubilados	**104**	**127**	**231**	**17.769.523**
Obreros	19	25	44	582.513
Docentes	85	102	187	17.187.010
TOTAL	**118**	**135**	**253**	**18.357.999**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	48.551.455
4.02	Materiales, suministros y mercancías	948.445
4.03	Servicios no personales	4.661.153
4.04	Activos reales	240.000
4.07	Transferencias y donaciones	19.919.999
4.11	Disminución de pasivos	100.000
	TOTAL	**74.421.052**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**74.321.052**
TRANSFERENCIAS Y DONACIONES CORRIENTES	74.271.052
Del sector público	74.271.052
Transferencias corrientes internas recibidas del sector público	74.271.052
De la República	74.271.052
Recursos Ordinarios	74.271.052
Ingresos por la venta de bienes y servicios de la administración pública	30.000
Venta de servicios	30.000
INGRESOS DE OPERACION	20.000
Ingresos financieros de instituciones financieras	20.000
B. GASTOS CORRIENTES	**74.081.052**
GASTOS DE CONSUMO	54.161.053
Remuneraciones	48.551.455
Sueldos, salarios y otras retribuciones	14.581.015
Beneficios y complementos de sueldos y salarios	17.584.264
Aportes patronales	951.833
Prestaciones sociales y otras indemnizaciones	2.953.707
Asistencia socioeconómica	12.247.812
Otros gastos de personal	232.824
Compra de Bienes y servicios	5.609.598
Bienes de consumo	948.445
Servicios no personales	4.661.153
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.919.999
Al sector privado	19.919.999
Transferencias corrientes al sector privado	19.857.999
Directas a personas	19.857.999
Pensiones y otros beneficios asociados	588.476
Jubilaciones y otros beneficios asociados	17.769.523
Otras transferencias directas a personas	1.500.000
Donaciones corrientes al sector privado	62.000
Donaciones a personas	62.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**240.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**240.000**
RECURSOS PROPIOS DE CAPITAL	240.000
Ahorro/ Desahorro en Cuenta Corriente	240.000
B. GASTOS DE CAPITAL	**240.000**
INVERSIÓN REAL DIRECTA	240.000
Formación Bruta de Capital Fijo	240.000
Maquinaria, equipos y otros bienes muebles	160.000
Construcciones de bienes de dominio privado	80.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de otros activos financieros	100.000
Disminución de disponibilidades	100.000
Disminución de Bancos	100.000
B. APLICACIONES FINANCIERAS	**100.000**
DISMINUCION DE PASIVOS	100.000
Disminución de cuentas y efectos por pagar	100.000
Disminución de cuentas y efectos por pagar a corto plazo	100.000
Disminución de efectos por pagar a proveedores a corto plazo	100.000

A0028

Instituto Universitario de
Tecnología "Dr. Federico Rivero Palacio", Región Capital

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "DR. FEDERICO RIVERO PALACIO", REGIÓN CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital, se crea el 06 de enero de 1971, constituyéndose como la primera Institución en su género en el país, con el propósito de responder a la urgente necesidad de formar recursos humanos a nivel universitario con la sólida preparación teórica y técnica, que actuarán como profesionales a nivel superior altamente calificados, además de participar como fuente activa de adaptación y generación de tecnología. También actuando como ente multiplicador en el proceso productivo planteándose un verdadero reto al Sistema de Educación Superior Venezolano. Tomando como base el modelo IUT – Francés y adaptándolo a la realidad Venezolana, el Instituto inicia sus actividades como Centro Piloto del Proyecto del Sistema IUT del país.

Desde esta perspectiva el desarrollo del Instituto Universitario se fundamenta en la Misión de formar Técnicos Superiores Universitarios y Especialistas con criterios de calidad, excelencia y tecnología de vanguardia, a través del diseño, desarrollo e implementación de servicios educativos, aptos para desempeñarse en las áreas prioritarias para el desarrollo económico y social del país y una Visión de ser una institución de educación superior con proyección Internacional, orientada a elevar el nivel de excelencia en la formación tecnológica y profesional, que contribuya con el desarrollo sustentable de la nación, permitiendo alcanzar los objetivos, donde interactúan todos los miembros (Docentes, Administrativos, Obreros y Estudiantes), en un clima organizacional con elevados valores éticos y morales. Es por esa razón, que su evolución institucional en sus casi 37 años de existencia presenta un balance positivo que responde a las expectativas y objetivos generales de sus fundadores, manteniéndose como una Institución dinámica, progresiva y de avanzada en el campo de la enseñanza de la Educación Tecnológica a nivel Superior.

Los laboratorios, talleres y plantas pilotos existentes, cuentan con herramientas vitales para impartir el componente práctico que exigen los currículos y para potenciar los Programas de Investigación, Postgrado y Extensión, tienen más de veinte (20) años instalados y la mayoría han sobrepasado su vida útil.

En tal sentido, las Autoridades y la Gerencia Institucional tienen la responsabilidad de formular políticas, planes de desarrollo y proyectos integrales, en el corto y mediano plazo, que permitan actualizar y modernizar la infraestructura existente e incrementar la dotación de equipos que resultan imprescindibles para posibilitar el incremento matricular, las nuevas opciones de estudios, diversifican la oferta de la enseñanza y obtener una tecnología de avanzada que garantice la excelencia de la enseñanza con efectividad, liderazgo y compromiso con la sociedad; además de permitir propulsar a la Institución al nivel de Desarrollo y Progreso Tecnológico Mundial.

Con el acoplamiento estructural que se está presentando en los institutos y colegios universitarios, el Instituto se ha inclinado por la confianza que ha centrado el Ministerio del Poder Popular para la Educación Superior al nombrar un equipo de profesionales pertenecientes a la Institución, con los méritos académicos, experiencia, arraigo y sentido de pertenencia, para impulsar el Proceso de Transformación y Modernización que se está llevando a cabo a Nivel Institucional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**58.462.087**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	275.619
Venta de otros bienes y servicios	275.619
TRANSFERENCIAS Y DONACIONES CORRIENTES	58.186.468
Del sector público	58.186.468
Transferencias corrientes internas recibidas del sector público	58.186.468
De la República	58.186.468
FUENTES DE FINANCIAMIENTO	**250.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**250.000**
Disminución de otros activos financieros	250.000
Disminución de disponibilidades	250.000
Disminución de caja	250.000
TOTAL RECURSOS	**58.712.087**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**58.688.087**
GASTOS DE CONSUMO	44.232.053
Remuneraciones	39.992.056
Sueldos, salarios y otras retribuciones	14.511.275
Beneficios y complementos de sueldos y salarios	17.286.670
Aportes patronales	1.851.733
Prestaciones sociales y otras indemnizaciones	1.882.604
Asistencia socioeconómica	4.459.774
Compra de Bienes y servicios	4.239.997
Servicios no personales	4.239.997
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.456.034
Al sector privado	14.456.034
Transferencias corrientes al sector privado	14.456.034
Directas a personas	14.456.034
Pensiones y otros beneficios asociados	1.304.405
Jubilaciones y otros beneficios asociados	11.960.054
Otras transferencias directas a personas	1.191.575
APLICACIONES FINANCIERAS	**24.000**
DISMINUCION DE PASIVOS	**24.000**
Disminución de cuentas y efectos por pagar	24.000
Disminución de cuentas y efectos por pagar a corto plazo	24.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	24.000
TOTAL GASTOS	**58.712.087**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105638	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Actividad			3.210		2.366.119			2.366.119
105642	Fortalecimiento de la Planta Física y de los Servicios Generales	Actividad			600		7.661.578			7.661.578
105644	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales	Actividad			1		328.416			328.416
105645	Desarrollo de Sistemas Tecnológicos Institucionales	Actividad			1		511.734			511.734
105646	Proporcionar Asistencia Integral al Estudiante	Beneficiario	960	640	1.600		5.542.941			5.542.941
105647	Desarrollo y Fortalecimiento de la Universidad con la Comunidad	Actividad			1		593.600			593.600
105648	Desarrollo y Proyección de la Investigación Institucional	Actividad			1		20.000			20.000
105665	Formación de Recurso Humano en Pregrado	Alumno Atendido	3.578	4.309	7.887		23.132.544			23.132.544
	TOTAL						40.156.932			40.156.932

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.953.889			4.953.889
02	Gestión Administrativa		260.432			260.432
03	Previsión y Protección Social	525.619	12.815.215			13.340.834
	TOTAL	**525.619**	**18.029.536**			**18.555.155**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**214**	**175**	**117**	**506**	**8.277.188**		**8.277.188**
Directivo		1		1	61.992		61.992
Profesional y Técnico	55	15	21	91	983.545		983.545
Personal Administrativo	53	8	37	98	920.610		920.610
Personal Docente	69	91	4	164	4.544.593		4.544.593
Obrero	37	60	55	152	1.766.448		1.766.448
Personal Fijo a Tiempo Parcial		**2**		**2**	**20.976**		**20.976**
Personal Docente		2		2	20.976		20.976
Personal Contratado	**122**	**118**	**18**	**258**	**5.831.931**		**5.831.931**
Profesional y Técnico	5	8	6	19	225.862		225.862
Personal Administrativo	27	8	4	39	451.620		451.620
Personal Docente	90	102		192	5.061.809		5.061.809
Obrero			8	8	92.640		92.640
TOTAL	336	295	135	766	14.130.095		14.130.095

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**14**	**9**	**23**	**742.020**
Obreros	6	6	12	321.092
Empleados	3	1	4	110.950
Docentes	5	2	7	309.978
Jubilados	**87**	**74**	**161**	**11.960.054**
Obreros	15	11	26	852.337
Docentes	72	63	135	11.107.717
TOTAL	101	83	184	12.702.074

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	39.992.056
4.03	Servicios no personales	4.239.997
4.07	Transferencias y donaciones	14.456.034
4.11	Disminución de pasivos	24.000
	TOTAL	**58.712.087**

CAPíTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**58.462.087**
TRANSFERENCIAS Y DONACIONES CORRIENTES	58.186.468
Del sector público	58.186.468
Transferencias corrientes internas recibidas del sector público	58.186.468
De la República	58.186.468
Recursos Ordinarios	58.186.468
Ingresos por la venta de bienes y servicios de la administración pública	275.619
Venta de otros bienes y servicios	275.619
B. GASTOS CORRIENTES	**58.688.087**
GASTOS DE CONSUMO	44.232.053
Remuneraciones	39.992.056
Sueldos, salarios y otras retribuciones	14.511.275
Beneficios y complementos de sueldos y salarios	17.286.670
Aportes patronales	1.851.733
Prestaciones sociales y otras indemnizaciones	1.882.604
Asistencia socioeconómica	4.459.774
Compra de Bienes y servicios	4.239.997
Servicios no personales	4.239.997
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.456.034
Al sector privado	14.456.034
Transferencias corrientes al sector privado	14.456.034
Directas a personas	14.456.034
Pensiones y otros beneficios asociados	1.304.405
Jubilaciones y otros beneficios asociados	11.960.054
Otras transferencias directas a personas	1.191.575
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(226.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(226.000)**
RECURSOS PROPIOS DE CAPITAL	(226.000)
Ahorro/ Desahorro en Cuenta Corriente	(226.000)
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(226.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**250.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	250.000
Disminución de otros activos financieros	250.000
Disminución de disponibilidades	250.000
Disminución de caja	250.000
B. APLICACIONES FINANCIERAS	**250.000**
DISMINUCION DE PASIVOS	24.000
Disminución de cuentas y efectos por pagar	24.000
Disminución de cuentas y efectos por pagar a corto plazo	24.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	24.000
DÉFICIT FINANCIERO	226.000

A0029

Instituto Universitario
de Tecnología Alonso Gamero, Coro

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO, CORO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El 21 de Noviembre de 2006, el Presidente de la República Bolivariana de Venezuela, Hugo Chávez Frías, anunció en un acto público con motivo del Día del Estudiante, la creación de la Misión Alma Máter como una iniciativa para promover la inclusión del pueblo al sistema de Educación Superior. De acuerdo a lo anunciado, serán 14 nuevas universidades, 10 universidades especializadas, la Universidad del Sur, 04 nuevos Institutos Universitarios de Tecnología y la transformación de los 29 Institutos ya existentes en Universidades Politécnicas.

En tal sentido, el Instituto Universitario de Tecnología "Alonso Gamero", de la Ciudad de Coro, se convertirá en la Primera Universidad Politécnica del Estado Falcón, la cual impartirá al inicio sus seis carreras tradicionales a nivel de Técnico Superior Universitario: Administración de Empresas, Química, Instrumentación Industrial, Mecánica, Construcción Civil y Ciencias Agropecuarias, además de ofertar las Ingenierías de Producción Agroalimentaria, Mecánica y Construcción, así como la Licenciatura en Administración y Gestión. Como novedad a los estudiantes que cursen un período determinado se les entregará un certificado que les permitirá iniciarse laboralmente mientras continúan los estudios hasta alcanzar el título de Técnico. Superior Universitario, ofreciéndoles la posibilidad de seguir la carrera de Ingeniería o de Licenciatura y garantizándoles, al obtener el título de pregrado, la oferta académica a nivel de especialización y maestría, todo en la misma institución.

En este orden de ideas el Presupuesto para el ejercicio fiscal año 2010, se encuentra formulado con la finalidad de atender a los requerimientos de la citada transformación, asignando el Ejecutivo Nacional, a través, del Ministerio del Poder Popular para la Educación Superior la cantidad de Bs. 60.266.884, sin embargo es importante señalar que el instituto cuenta con otras fuentes de financiamiento por ingresos propios por la cantidad de Bs. 200.000, y por la disminución de activos financieros la cantidad de Bs. 800.000, para un total de recursos financieros del año 2010 de Bs. 61.266.884.

Estos recursos se ejecutarán para atender el pago de sueldos, salarios y todas las remuneraciones que por ley y contratación colectiva les corresponde, al personal docente, administrativo y obreros fijos y contratados, así como, al personal jubilado y pensionado, con la finalidad de atender una matrícula estudiantil estimada en 2010 10.200 alumnos.

Por otra parte se garantiza los gastos operativos y de funcionamiento, así como, la adquisición de bienes y equipos para la dotación de las áreas básicas para el normal desenvolvimiento de las actividades académicas y administrativas. Asimismo, como garantía fundamental y lineamiento estratégico emanado de la Presidencia de la República, se garantiza la atención integral al estudiante, tales como: becas-comedor, preparadurías, pasantías, servicios médicos-odontológicos-laboratorios, y otros insumos que garanticen la formación de un profesional integral e integrador, con altísima calidad en el manejo de los conocimientos, sino que debe ser un profesional que sea capaz de integrar en su formación, lo político, ético, lo cultural y los aspectos humanísticos, tal como se encuentra concebido en los lineamientos estratégicos de la suprema felicidad social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**60.466.884**
INGRESOS CORRIENTES ORDINARIOS	60.466.884
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.266.884
Del sector público	60.266.884
Transferencias corrientes internas recibidas del sector público	60.266.884
De la República	60.266.884
FUENTES DE FINANCIAMIENTO	**800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	800.000
Disminución de otros activos financieros	800.000
Disminución de disponibilidades	800.000
Disminución de Bancos	800.000
TOTAL RECURSOS	**61.266.884**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**60.416.884**
GASTOS CORRIENTES	60.416.884
GASTOS DE CONSUMO	40.631.707
Remuneraciones	38.134.412
Sueldos, salarios y otras retribuciones	12.532.178
Beneficios y complementos de sueldos y salarios	17.402.655
Aportes patronales	1.407.206
Prestaciones sociales y otras indemnizaciones	3.210.087
Asistencia socioeconómica	2.908.597
Otros gastos de personal	673.689
Compra de Bienes y servicios	2.497.295
Bienes de consumo	845.660
Servicios no personales	1.651.635
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.785.177
Al sector privado	19.785.177
Transferencias corrientes al sector privado	19.604.177
Directas a personas	19.604.177
Pensiones y otros beneficios asociados	1.556.442
Jubilaciones y otros beneficios asociados	17.917.735
Otras transferencias directas a personas	130.000
Donaciones corrientes al sector privado	181.000
Donaciones a personas	181.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**330.000**
INVERSION REAL DIRECTA	330.000
Formación Bruta de Capital Fijo	330.000
Maquinaria, equipos y otros bienes muebles	330.000
APLICACIONES FINANCIERAS	**520.000**
DISMINUCION DE PASIVOS	520.000
Disminución de cuentas y efectos por pagar	520.000
Disminución de cuentas y efectos por pagar a corto plazo	520.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución cuentas por pagar a proveedores a corto plazo	220.000
TOTAL GASTOS	**61.266.884**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105786	Fortalecimiento de la Planta Física y de los Servicios Generales.	Porcentaje			100		9.082.773			9.082.773
105790	Dotación de Materiales, Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales.	Porcentaje			100	280.000	1.268.660			1.548.660
105795	Estudios de Postgrado.	Alumno Atendido	200	200	400	200.000				200.000
105798	Permanencia y Formación Integral del Estudiante.	Alumno Atendido	4.983	5.758	10.741		988.000			988.000
105811	Integración de las Instituciones de Educación Superior con el Entorno.	Actividad			40		90.000			90.000
105813	Fomento de la Investigación Institucional.	Investigación			60		90.000			90.000
105815	Funcionamiento de las Actividades Académicas.	Porcentaje			100		1.800.738			1.800.738
105862	Formación de Recursos Humanos en Pregrado.	Alumno Atendido	4.080	6.120	10.200		18.357.358			18.357.358
	TOTAL					**480.000**	**31.677.529**			**32.157.529**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores.		9.115.178			9.115.178
02	Gestión Administrativa.	520.000				520.000
03	Previsión y Protección Social.		19.474.177			19.474.177
	TOTAL	**520.000**	**28.589.355**			**29.109.355**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**222**	**312**		**534**	**8.245.745**		**8.245.745**
Directivo	1	2		3	143.064		143.064
Profesional y Técnico	61	39		100	1.228.272		1.228.272
Personal Administrativo	80	20		100	1.160.400		1.160.400
Personal Docente	56	104		160	3.655.440		3.655.440
Obrero	24	147		171	2.058.569		2.058.569
Personal Contratado	**147**	**141**		**288**	**4.286.433**		**4.286.433**
Profesional y Técnico	3			3	42.744		42.744
Personal Administrativo	31	31		62	719.448		719.448
Personal Docente	105	95		200	3.246.228		3.246.228
Obrero	8	15		23	278.013		278.013
TOTAL	**369**	**453**		**822**	**12.532.178**		**12.532.178**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**29**	**38**	**67**	**1.556.442**
Obreros	9	33	42	844.032
Empleados	1	1	2	15.810
Docentes	19	4	23	696.600
Jubilados	**78**	**202**	**280**	**17.917.735**
Obreros	26	49	75	1.965.593
Docentes	52	153	205	15.952.142
TOTAL	**107**	**240**	**347**	**19.474.177**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	38.134.412
4.02	Materiales, suministros y mercancías	845.660
4.03	Servicios no personales	1.651.635
4.04	Activos reales	330.000
4.07	Transferencias y donaciones	19.785.177
4.11	Disminución de pasivos	520.000
	TOTAL	**61.266.884**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**60.466.884**
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.266.884
Del sector público	60.266.884
Transferencias corrientes internas recibidas del sector público	60.266.884
De la República	60.266.884
Recursos Ordinarios	60.266.884
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de otros bienes y servicios	200.000
B. GASTOS CORRIENTES	**60.416.884**
GASTOS DE CONSUMO	40.631.707
Remuneraciones	38.134.412
Sueldos, salarios y otras retribuciones	12.532.178
Beneficios y complementos de sueldos y salarios	17.402.655
Aportes patronales	1.407.206
Prestaciones sociales y otras indemnizaciones	3.210.087
Asistencia socioeconómica	2.908.597
Otros gastos de personal	673.689
Compra de Bienes y servicios	2.497.295
Bienes de consumo	845.660
Servicios no personales	1.651.635
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.785.177
Al sector privado	19.785.177
Transferencias corrientes al sector privado	19.604.177
Directas a personas	19.604.177
Pensiones y otros beneficios asociados	1.556.442
Jubilaciones y otros beneficios asociados	17.917.735
Otras transferencias directas a personas	130.000
Donaciones corrientes al sector privado	181.000
Donaciones a personas	181.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**50.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	50.000
Ahorro/ Desahorro en Cuenta Corriente	50.000
B. GASTOS DE CAPITAL	**330.000**
INVERSIÓN REAL DIRECTA	330.000
Formación Bruta de Capital Fijo	330.000
Maquinaria, equipos y otros bienes muebles	330.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(280.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	800.000
Disminución de otros activos financieros	800.000
Disminución de disponibilidades	800.000
Disminución de Bancos	800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**800.000**
DISMINUCION DE PASIVOS	520.000
Disminución de cuentas y efectos por pagar	520.000
Disminución de cuentas y efectos por pagar a corto plazo	520.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	100.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución cuentas por pagar a proveedores a corto plazo	220.000
DÉFICIT FINANCIERO	280.000

A0030

Instituto Universitario
de Tecnología Agroindustrial Región Los Andes

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL REGIÓN LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología Agro-industrial es un ente público con sólidos principios, valores éticos y morales, orientado a la docencia, investigación, extensión y producción. Formador de profesionales universitarios proactivos, de excelente calidad técnica y humana. Contribuyendo con su recurso humano al desarrollo armónico del país, en concordancia con los avances científicos, tecnológicos y sociales.

Su visión, es constituirse en Instituto Universitario de reconocido prestigio académico en constante innovación, vinculado al desarrollo integral del país, teniendo como norte la calidad humana y técnica de su personal y egresados.

Valores Institucionales:

Integridad: Apego estricto a la honestidad y a la ética como normas de conducta personal y profesional, manifestada en todas las acciones.

Lealtad: Solidaridad con la Institución, con los compañeros de trabajo y estudiantes, demostrada a través de una actitud de apoyo y respeto mutuo.

Excelencia: El logro del más alto grado de calidad y profesionalismo, estimulando la creatividad, la innovación, la iniciativa y espíritu de progreso; asegurando el mejoramiento continuo de la comunidad Agro-industrial.

Disciplina: Expresada en el cumplimiento de los deberes, normas y reglas establecidas por la Institución en forma metódica, así como el respeto a los compromisos adquiridos. Orientando las ideas y acciones en forma organizada y estructurada para contribuir al logro de la excelencia.

Respeto: A la dignidad de las personas, manifestándose en el trato cordial, respeto a las ideas y opiniones, la cooperación y el desarrollo potencial de los miembros de la comunidad Agro-industrial.

Responsabilidad: Reflejada por sus trabajadores al cumplir eficientemente su labor, con actitudes y acciones que lo califiquen como ser humano ejemplar, un buen ciudadano y excelente profesional, teniendo como objetivo primordial el desarrollo y mejoramiento continuo de la Institución a través del trabajo en equipo, con mística, respeto, disciplina constancia, honestidad y con alto sentido de pertenencia institucional.

Pertinencia: Planteamiento de respuestas oportunas y adecuadas a las necesidades detectadas en nuestra Institución y su entorno.

Mística: Dedicación al trabajo con empeño y vocación de servicio, demostrada por todos sus trabajadores.

Calidad: De servicio como una constante a los estudiantes, profesores, empleados, obreros y a la comunidad regional-nacional.

Equidad: Justicia en todas las acciones, atribuyendo a cada uno de los miembros de la comunidad Agro-industrial, todo a lo que tiene derecho.

Honestidad: Transparencia en la gestión, en los actos académicos, administrativos y en las acciones de todos sus trabajadores.

Pluralidad: Aceptación y respeto a la diversidad de opiniones y tendencias de los miembros de su comunidad.

Congruencia: Conexión de ideas y palabras, haciendo lo que se dice y se piensa. Cumpliendo con las acciones, los objetivos y metas trazadas.

Sustentabilidad: Manteniendo y defendiendo los principios y valores que caracterizan a la Institución.

Objetivos Institucionales:

- Promover estudios de nivel superior que respondan a las necesidades de la comunidad y de la región.
- Formar integralmente universitarios en las áreas requeridas para el desarrollo de la región y por consiguiente del país, para que afronten con éxitos las exigencias específicas de su futura actividad profesional, así como la problemática del hombre y de la sociedad contemporánea.
- Realizar labores de investigación, predominantemente aplicada, de acuerdo a las exigencias propias de la región y del país.
- Implantar programas de extensión, que al ser llevados a los sectores interesados incidan en el desarrollo regional.
- Realizar programas de producción pertinentes a las carreras que se dictan para la consolidación de procesos de autogestión en beneficio de la Institución.
- Fomentar la integración de la comunidad Agro-industrial, mediante la participación y cooperación de todos los miembros del recinto Universitario basándose en los valores institucionales promulgados.
- Ejecutar los procesos administrativos del Instituto encaminados al logro satisfactorio de los objetivos y metas propuestas, apegados a las directrices y lineamientos del Ministerio del Poder Popular para la Educación Superior.

El Instituto Universitario de Tecnología Agro-Industrial, en atención al Primer Plan Socialista de la Nación 2007-2013, centra su estrategia en profundizar la educación bolivariana, afianzando la política nacional, a fin de garantizar la permanencia y prosecución en el sistema educativo, al ampliar su oferta académica de técnicos superiores con carreras de ingeniería. Para ello aplicará la estrategia gerencial de optimizar los procesos de gestión y administración con el objeto de brindar apoyo a la docencia, investigación, extensión y producción; por medio de trece Proyectos agrupados en tres niveles (estratégico, logístico y académico), además de contar con tres (03) Acciones Centralizadas, focalizadas en:

Elevar la calidad de la docencia: Mejorando continuamente la eficiencia docente y administrativa a los fines de orientar la Institución a la calidad, equidad y pertinencia; todo ello en función de un egresado acorde con el nuevo modelo productivo.

Asistencia integral al Estudiante a los fines de mejorar su desempeño: Contribuyendo con la satisfacción de las necesidades perentorias de índole socioeconómicas y asistenciales, que puedan afectar el rendimiento estudiantil y representen obstáculos en su desenvolvimiento académico y desarrollo personal; combatiendo así la inequidad social. Para lograr este propósito se asignaran mensualmente: 350 becas estudio, 266 becas trabajo, 91 becas mérito o alto rendimiento, 75 preparadurías, 40 becas pasantía, 189 ayudas ocasionales; asimismo se proporcionará comedor estudiantil a 2.132 estudiantes diariamente y se brindará asistencia médica, psicológica, odontológica y transporte estudiantil.

Investigación: Promoviendo, incentivando y desarrollando la investigación docente en la Institución en función de la nueva estructura social y el nuevo modelo productivo.

Extensión Universitaria y Producción: Promoviendo las actividades de extensión universitaria y producción, reconociendo y valorando la historia, la cultura, el deporte y conocimientos tradicionales y autóctonos.

Plataforma Informática: Optimizando la gestión y los procesos de enseñanza-aprendizaje y académico-administrativos, mediante la aplicación de tecnología de punta.

Mantenimiento y Resguardo de los Bienes Muebles: actualizando, conservando y resguardando los bienes nacionales de la Institución para cumplir con sus objetivos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**65.593.316**
INGRESOS DE LA PROPIEDAD	402.747
Intereses	402.747
Intereses internos	402.747
Intereses por depósitos	402.747
TRANSFERENCIAS Y DONACIONES CORRIENTES	65.190.569
Del sector público	65.190.569
Transferencias corrientes internas recibidas del sector público	65.190.569
De la República	65.190.569
FUENTES DE FINANCIAMIENTO	**9.389.797**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.389.797
Disminución de otros activos financieros	9.389.797
Disminución de disponibilidades	9.389.797
Disminución de Bancos	9.389.797
TOTAL RECURSOS	**74.983.113**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**70.906.613**
GASTOS DE CONSUMO	50.469.758
Remuneraciones	44.684.926
Sueldos, salarios y otras retribuciones	15.482.152
Beneficios y complementos de sueldos y salarios	17.751.475
Aportes patronales	1.711.354
Prestaciones sociales y otras indemnizaciones	2.551.000
Asistencia socioeconómica	7.138.945
Otros gastos de personal	50.000
Compra de Bienes y servicios	5.784.832
Bienes de consumo	673.907
Servicios no personales	5.110.925
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.436.855
Al sector privado	20.436.855
Transferencias corrientes al sector privado	20.436.855
Directas a personas	20.436.855
Pensiones y otros beneficios asociados	1.404.834
Jubilaciones y otros beneficios asociados	17.075.665
Otras transferencias directas a personas	1.956.356
GASTOS DE CAPITAL	**66.500**
INVERSION REAL DIRECTA	66.500
Formación Bruta de Capital Fijo	66.500
Maquinaria, equipos y otros bienes muebles	66.500
APLICACIONES FINANCIERAS	**4.010.000**
DISMINUCION DE PASIVOS	4.010.000
Disminución de cuentas y efectos por pagar	4.010.000
Disminución de cuentas y efectos por pagar a corto plazo	4.010.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.190.000
Disminución de aportes patronales y retenciones laborales por pagar	1.100.000
Disminución cuentas por pagar a proveedores a corto plazo	1.720.000
TOTAL GASTOS	**74.983.113**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105598	Fortalecimiento de la Planta Física y de los Servicios Generales.	Plan			1		12.445.485			12.445.485
105599	Desarrollo y Fortalecimiento del Vector Estratégico Institucional.	Proyecto			1		2.381.363			2.381.363
105621	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales.	Plan			1		635.400			635.400
105631	Desarrollo de Sistemas Tecnológicos Institucionales.	Plan			1		349.596			349.596
105660	Formación de Recurso Humano en Pregrado.	Alumno	2.535	2.655	5.190		17.104.383			17.104.383
105661	Formación en Estudios de Postgrado.	Anteproyecto			4		10.000			10.000
105679	Evaluación de los Sistemas Curriculares y Pedagógicos.	Programa			5		11.055			11.055
105684	Permanencia y Formación Integral del Estudiante.	Alumno Atendido	2.835	3.465	6.300	5.782.544	414.753			6.197.297
105699	Integración de las Instituciones de Educación Superior con el Entorno.	Programa			1		550.050			550.050
105711	Desarrollo y Proyección de la Investigación Institucional.	Proyecto / Plan			3		289.656			289.656
105717	Garantizar el Óptimo Funcionamiento de las Actividades Académicas.	Área			3		2.488.372			2.488.372
105719	Satisfacer las Necesidades Comunitarias a Través de la Producción.	Área			3		34.000			34.000
105722	Laboratorios, Talleres Académicos y Plataforma	Laboratorio			16		119.834			119.834
TOTAL						5.782.544	36.833.947			42.616.491

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		8.516.167			8.516.167
02	Gestión Administrativa	4.010.000	911.200			4.921.200
03	Previsión y Protección Social		18.929.255			18.929.255
	TOTAL	**4.010.000**	**28.356.622**			**32.366.622**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**198**	**155**		**353**	**4.968.651**	**82.680**	**5.051.331**
Directivo		1		1	36.696		36.696
Profesional y Técnico	49	9		58	987.458		987.458
Personal Administrativo	68	7		75	480.740	82.680	563.420
Personal Docente	41	47		88	1.944.890		1.944.890
Personal Médico	3			3	32.208		32.208
Obrero	37	91		128	1.486.659		1.486.659
Personal Fijo a Tiempo Parcial	**4**	**13**		**17**	**116.568**		**116.568**
Personal Docente	1	7		8	71.332		71.332
Personal Médico	3	6		9	45.236		45.236
Personal Contratado	**187**	**276**		**463**	**6.770.390**		**6.770.390**
Directivo		1		1	19.320		19.320
Profesional y Técnico	34	14		48	475.780		475.780
Personal Administrativo	37	13		50	649.760		649.760
Personal Docente	92	161		253	4.579.084		4.579.084
Personal Médico	2	1		3	30.684		30.684
Obrero	22	86		108	1.015.762		1.015.762
TOTAL	**389**	**444**		**833**	**11.855.609**	**82.680**	**11.938.289**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**35**	**12**	**47**	**1.447.798**
Obreros	7	2	9	368.058
Empleados	3	2	5	219.533
Docentes	25	8	33	860.207
Jubilados	**70**	**189**	**259**	**17.032.701**
Obreros	13	42	55	1.905.950
Docentes	57	147	204	15.126.751
TOTAL	**105**	**201**	**306**	**18.480.499**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	44.684.926
4.02	Materiales, suministros y mercancías	673.907
4.03	Servicios no personales	5.110.925
4.04	Activos reales	66.500
4.07	Transferencias y donaciones	20.436.855
4.11	Disminución de pasivos	4.010.000
	TOTAL	**74.983.113**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**65.593.316**
TRANSFERENCIAS Y DONACIONES CORRIENTES	65.190.569
Del sector público	65.190.569
Transferencias corrientes internas recibidas del sector público	65.190.569
De la República	65.190.569
Recursos Ordinarios	65.190.569
INGRESOS DE LA PROPIEDAD	402.747
Intereses	402.747
Intereses internos	402.747
Intereses por depósitos	402.747
B. GASTOS CORRIENTES	**70.906.613**
GASTOS DE CONSUMO	50.469.758
Remuneraciones	44.684.926
Sueldos, salarios y otras retribuciones	15.482.152
Beneficios y complementos de sueldos y salarios	17.751.475
Aportes patronales	1.711.354
Prestaciones sociales y otras indemnizaciones	2.551.000
Asistencia socioeconómica	7.138.945
Otros gastos de personal	50.000
Compra de Bienes y servicios	5.784.832
Bienes de consumo	673.907
Servicios no personales	5.110.925
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.436.855
Al sector privado	20.436.855
Transferencias corrientes al sector privado	20.436.855
Directas a personas	20.436.855
Pensiones y otros beneficios asociados	1.404.834
Jubilaciones y otros beneficios asociados	17.075.665
Otras transferencias directas a personas	1.956.356
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(5.313.297)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(5.313.297)**
RECURSOS PROPIOS DE CAPITAL	(5.313.297)
Ahorro/ Desahorro en Cuenta Corriente	(5.313.297)
B. GASTOS DE CAPITAL	**66.500**
INVERSIÓN REAL DIRECTA	66.500
Formación Bruta de Capital Fijo	66.500
Maquinaria, equipos y otros bienes muebles	66.500
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(5.379.797)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**9.389.797**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	9.389.797
Disminución de otros activos financieros	9.389.797
Disminución de disponibilidades	9.389.797
Disminución de Bancos	9.389.797

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**9.389.797**
DISMINUCION DE PASIVOS	4.010.000
Disminución de cuentas y efectos por pagar	4.010.000
Disminución de cuentas y efectos por pagar a corto plazo	4.010.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.190.000
Disminución de aportes patronales y retenciones laborales por pagar	1.100.000
Disminución cuentas por pagar a proveedores a corto plazo	1.720.000
DÉFICIT FINANCIERO	5.379.797

A0032
Instituto Universitario
de Tecnología de los Llanos

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE LOS LLANOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología de Los Llanos formula la política presupuestaria del año 2010 en concordancia con los lineamientos emanados de la Dirección de Presupuesto del Ministerio de Poder Popular para la Educación Superior.

Es una institución científica – educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios y cuando pase a ser Universidad Politécnica serán Licenciados e Ingenieros altamente calificados en las áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de los diversos proyectos a ejecutar.

El Instituto promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como el fortalecimiento del análisis crítico de su anticipación y visión de futuro para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario se fundamenta en misión y visión de futuro permitiéndole alcanzar los objetivos donde interactúen todos sus miembros, en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y regionalizado y en proceso acelerado de transformación.

- Consolidarse como una Institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**43.667.466**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	190.000
Venta de servicios	190.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.477.466
Del sector público	43.477.466
Transferencias corrientes internas recibidas del sector público	43.477.466
De la República	43.477.466
TOTAL RECURSOS	**43.667.466**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**43.625.421**
GASTOS DE CONSUMO	32.424.531
Remuneraciones	29.434.999
Sueldos, salarios y otras retribuciones	8.751.821
Beneficios y complementos de sueldos y salarios	12.544.401
Aportes patronales	1.783.656
Prestaciones sociales y otras indemnizaciones	1.560.423
Asistencia socioeconómica	4.794.698
Compra de Bienes y servicios	2.989.532

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Bienes de consumo	519.110
Servicios no personales	2.470.422
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.200.890
Al sector privado	11.200.890
Transferencias corrientes al sector privado	10.160.515
Directas a personas	10.160.515
Pensiones y otros beneficios asociados	666.360
Jubilaciones y otros beneficios asociados	9.490.840
Otras transferencias directas a personas	3.315
Donaciones corrientes al sector privado	1.040.375
Donaciones a personas	1.040.375
GASTOS DE CAPITAL	**42.045**
INVERSION REAL DIRECTA	**42.045**
Formación Bruta de Capital Fijo	42.045
Maquinaria, equipos y otros bienes muebles	42.045
TOTAL GASTOS	**43.667.466**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105830	Desarrollo de Sistemas Tecnológicos Institucionales	Plataforma tecnológica			3		67.200			67.200
105887	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			6		442.900			442.900
105927	Formación de Recurso Humano en Pregrado	Alumno Atendido	4.252	3.174	7.426		20.106.931			20.106.931
105941	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			9		6.866.745			6.866.745
105956	Fortalecimiento de la Producción	Plan			3	190.000				190.000
105957	Permanencia y Formación Integral del Estudiante	Plan			15		2.619.813			2.619.813
	TOTAL					190.000	30.103.589			30.293.589

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.173.077			2.173.077
02	Gestión Administrativa		1.043.600			1.043.600
03	Previsión y Protección Social		10.157.200			10.157.200
	TOTAL		13.373.877			13.373.877

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**117**	**111**		**228**	**3.147.504**		**3.147.504**
Profesional y Técnico	27	22		49	588.924		588.924
Personal Administrativo	61	15		76	881.904		881.904
Personal Docente	13	13		26	801.144		801.144
Personal Médico	4	2		6	47.424		47.424
Obrero	12	59		71	828.108		828.108
Personal Contratado	**163**	**220**		**383**	**5.516.892**		**5.516.892**
Directivo		1		1	23.544		23.544
Profesional y Técnico	1	6		7	81.228		81.228
Personal Administrativo	20	11		31	359.724		359.724
Personal Docente	128	157		285	4.411.152		4.411.152
Personal Médico	10	4		14	119.040		119.040
Obrero	4	41		45	522.204		522.204
TOTAL	**280**	**331**		**611**	**8.664.396**		**8.664.396**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**18**	**6**	**24**	**666.360**
Obreros	4		4	62.130
Empleados	1		1	12.300
Docentes	13	6	19	591.930
Jubilados	**37**	**119**	**156**	**9.490.840**
Obreros	12	55	67	1.795.350
Docentes	25	64	89	7.695.490
TOTAL	**55**	**125**	**180**	**10.157.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	29.434.999
4.02	Materiales, suministros y mercancías	519.110
4.03	Servicios no personales	2.470.422
4.04	Activos reales	42.045
4.07	Transferencias y donaciones	11.200.890
	TOTAL	**43.667.466**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**43.667.466**
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.477.466
Del sector público	43.477.466
Transferencias corrientes internas recibidas del sector público	43.477.466
De la República	43.477.466
Recursos Ordinarios	43.477.466
Ingresos por la venta de bienes y servicios de la administración pública	190.000
Venta de servicios	190.000
B. GASTOS CORRIENTES	**43.625.421**
GASTOS DE CONSUMO	32.424.531
Remuneraciones	29.434.999
Sueldos, salarios y otras retribuciones	8.751.821
Beneficios y complementos de sueldos y salarios	12.544.401
Aportes patronales	1.783.656
Prestaciones sociales y otras indemnizaciones	1.560.423
Asistencia socioeconómica	4.794.698
Compra de Bienes y servicios	2.989.532
Bienes de consumo	519.110
Servicios no personales	2.470.422
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.200.890
Al sector privado	11.200.890
Transferencias corrientes al sector privado	10.160.515
Directas a personas	10.160.515
Pensiones y otros beneficios asociados	666.360
Jubilaciones y otros beneficios asociados	9.490.840
Otras transferencias directas a personas	3.315
Donaciones corrientes al sector privado	1.040.375
Donaciones a personas	1.040.375
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**42.045**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**42.045**
RECURSOS PROPIOS DE CAPITAL	42.045
Ahorro/ Desahorro en Cuenta Corriente	42.045
B. GASTOS DE CAPITAL	**42.045**
INVERSIÓN REAL DIRECTA	42.045
Formación Bruta de Capital Fijo	42.045
Maquinaria, equipos y otros bienes muebles	42.045
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0033

Instituto Universitario
de Tecnología de Maracaibo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE MARACAIBO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología de Maracaibo, está orientado en la búsqueda de la excelencia en la generación de conocimientos, producto de la gestión y actividad de investigación y de extensión, en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia que existe en el siglo XXI. En este sentido, orientará los recursos presupuestarios hacia el fortalecimiento institucional en el mercado ocupacional, dando cumplimiento a las diferentes normativas legales en la formación de profesional a corto y mediano plazo, con un nivel de conciencia que le permite asumir sus responsabilidades en una sociedad de iguales y consolidar la ampliación de la plataforma tecnológica comunicacional, creando las bases para la incorporación a futuro de la Educación a Distancia.

La creación y funcionamiento de la Misión Alma Mater, exige a las instituciones de Educación Superior, un reajuste académico y administrativo, con la finalidad de proporcionar la base necesaria de una Educación Socialista y la Suprema Felicidad Social, orientando acciones a una transformación de la realidad educativa, tales como la adecuación del sistema educativo al modelo productivo socialista, fortalecer e incentivar la investigación en el proceso educativo, desarrollar la educación intercultural bilingüe, garantizar el acceso al conocimiento para universalizar la educación superior con pertinencia social.

Con el acoplamiento estructural desarrollado en los institutos y colegios universitarios, el Instituto Universitario de Tecnología de Maracaibo, se ha inclinado por la confianza que ha centrado el Ministerio del Poder Popular para la Educación Superior al nombrar un equipo de profesionales con los méritos académicos, experiencia, arraigo y sentido de pertenencia, para impulsar el Proceso de Transformación y Modernización Nivel Institucional.

Finalmente, el Presupuesto Institucional para el Ejercicio Fiscal 2010, tendrá como meta garantizar el disfrute de los derechos sociales de forma equitativa de la educación y de esta forma garantizar la formación de Técnicos Superiores Universitarios de alta calidad para la conformación de la Suprema Felicidad Social y el nuevo modelo productivo del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**77.360.248**
INGRESOS DE OPERACIÓN	224.000
Ingresos financieros de instituciones financieras	224.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.136.248
Del sector público	77.136.248
Transferencias corrientes internas recibidas del sector público	77.136.248
De la República	77.136.248
FUENTES DE FINANCIAMIENTO	**1.600.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.600.000**
Disminución de otros activos financieros	1.600.000
Disminución de disponibilidades	1.600.000
Disminución de caja	1.600.000
TOTAL RECURSOS	**78.960.248**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**75.791.248**
GASTOS DE CONSUMO	53.956.881
Remuneraciones	50.246.559
Sueldos, salarios y otras retribuciones	16.212.236
Beneficios y complementos de sueldos y salarios	24.760.799
Aportes patronales	3.790.805
Prestaciones sociales y otras indemnizaciones	5.087.505
Asistencia socioeconómica	75.874
Otros gastos de personal	319.340
Compra de Bienes y servicios	3.710.322
Bienes de consumo	711.500
Servicios no personales	2.998.822
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.834.367
Al sector privado	21.834.367
Transferencias corrientes al sector privado	21.197.620
Directas a personas	21.197.620
Pensiones y otros beneficios asociados	1.736.710
Jubilaciones y otros beneficios asociados	17.951.760
Otras transferencias directas a personas	1.509.150
Donaciones corrientes al sector privado	636.747
Donaciones a personas	636.747
GASTOS DE CAPITAL	**465.000**
INVERSION REAL DIRECTA	**465.000**
Formación Bruta de Capital Fijo	460.000
Maquinaria, equipos y otros bienes muebles	40.000
Construcciones de bienes de dominio público	420.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Bienes intangibles	5.000
APLICACIONES FINANCIERAS	**2.704.000**
DISMINUCION DE PASIVOS	**2.704.000**
Disminución de cuentas y efectos por pagar	2.704.000
Disminución de cuentas y efectos por pagar a corto plazo	2.704.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.400.000
Disminución de aportes patronales y retenciones laborales por pagar	1.304.000
TOTAL GASTOS	**78.960.248**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105523	Permanencia y Formación Integral del Estudiante	Atención Realizada			13.886	660.000	3.411.608			4.071.608
105551	Integración de las Instituciones de Educación Superior con el Entorno	Actividad Recreativa			1.023		153.000			153.000
105589	Dotación y Fortalecimiento de los Laboratorios y Talleres Académicos	Alumno Atendido	3.211	3.577	6.788	90.000	170.000			260.000
105627	Estudios de Post-Grado	Matrícula			546		3.000			3.000
105628	Desarrollo de Sistemas Tecnológicos Institucionales	Plan			2		107.500			107.500
105637	Garantizar el Óptimo Funcionamiento de las Actividades Académicas	Dotación			150		48.800			48.800
105701	Desarrollo del Currículo en las Instituciones de Educación Superior	Reunión / Taller			28		22.000			22.000
105706	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			3	420.000	11.359.274			11.779.274
105747	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			1		270.000			270.000
105867	Formación de Recursos Humanos en Pregrado	Alumno Atendido	6.888	6.998	13.886		26.244.136			26.244.136
105880	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			2	30.000	165.000			195.000
105915	Garantizar el Funcionamiento de Actividades Académicas	Taller / Jornada / Reunión			7		130.000			130.000
TOTAL						1.200.000	42.084.318			43.284.318

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		13.283.460			13.283.460
02	Gestión Administrativa	624.000	2.080.000			2.704.000
03	Previsión y Protección Social		19.688.470			19.688.470
	TOTAL	624.000	35.051.930			35.675.930

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**290**	**273**	**80**	**643**	**8.850.508**	**24.000**	**8.874.508**
Profesional y Técnico	81	52	8	141	1.670.340	24.000	1.694.340
Personal Administrativo	71	24	27	122	1.064.601		1.064.601
Personal Docente	49	53		102	3.028.116		3.028.116
Obrero	89	143	45	277	3.087.451		3.087.451
Personal Contratado	**204**	**196**		**400**	**7.238.288**		**7.238.288**
Directivo		2		2	40.776		40.776
Profesional y Técnico	23	18		41	548.444		548.444
Personal Administrativo	10	8		18	176.506		176.506
Personal Docente	169	159		328	6.349.464		6.349.464
Obrero	2	9		11	123.098		123.098
TOTAL	**494**	**469**	**80**	**1.043**	**16.088.796**	**24.000**	**16.112.796**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**24**	**10**	**34**	**1.736.710**
Obreros	6	2	8	873.223
Docentes	18	8	26	863.487
Jubilados	**100**	**171**	**271**	**17.951.760**
Obreros	19	32	51	242.699
Docentes	81	139	220	17.709.061
TOTAL	**124**	**181**	**305**	**19.688.470**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	50.246.559
4.02	Materiales, suministros y mercancías	711.500
4.03	Servicios no personales	2.998.822
4.04	Activos reales	465.000
4.07	Transferencias y donaciones	21.834.367
4.11	Disminución de pasivos	2.704.000
	TOTAL	**78.960.248**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**77.360.248**
TRANSFERENCIAS Y DONACIONES CORRIENTES	77.136.248
Del sector público	77.136.248
Transferencias corrientes internas recibidas del sector público	77.136.248
De la República	77.136.248
Recursos Ordinarios	77.136.248
INGRESOS DE OPERACION	224.000
Ingresos financieros de instituciones financieras	224.000
B. GASTOS CORRIENTES	**75.791.248**
GASTOS DE CONSUMO	53.956.881
Remuneraciones	50.246.559
Sueldos, salarios y otras retribuciones	16.212.236
Beneficios y complementos de sueldos y salarios	24.760.799
Aportes patronales	3.790.805
Prestaciones sociales y otras indemnizaciones	5.087.505
Asistencia socioeconómica	75.874
Otros gastos de personal	319.340
Compra de Bienes y servicios	3.710.322
Bienes de consumo	711.500
Servicios no personales	2.998.822
TRANSFERENCIAS Y DONACIONES CORRIENTES	21.834.367
Al sector privado	21.834.367
Transferencias corrientes al sector privado	21.197.620
Directas a personas	21.197.620
Pensiones y otros beneficios asociados	1.736.710
Jubilaciones y otros beneficios asociados	17.951.760
Otras transferencias directas a personas	1.509.150

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Donaciones corrientes al sector privado	636.747
Donaciones a personas	636.747
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.569.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.569.000**
RECURSOS PROPIOS DE CAPITAL	1.569.000
Ahorro/ Desahorro en Cuenta Corriente	1.569.000
B. GASTOS DE CAPITAL	**465.000**
INVERSIÓN REAL DIRECTA	465.000
Formación Bruta de Capital Fijo	460.000
Maquinaria, equipos y otros bienes muebles	40.000
Construcciones de bienes de dominio público	420.000
Bienes intangibles	5.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.104.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.704.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.600.000
Disminución de otros activos financieros	1.600.000
Disminución de disponibilidades	1.600.000
Disminución de caja	1.600.000
SUPERÁVIT FINANCIERO	1.104.000
B. APLICACIONES FINANCIERAS	**2.704.000**
DISMINUCION DE PASIVOS	2.704.000
Disminución de cuentas y efectos por pagar	2.704.000
Disminución de cuentas y efectos por pagar a corto plazo	2.704.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.400.000
Disminución de aportes patronales y retenciones laborales por pagar	1.304.000

A0034
Instituto Universitario
de Tecnología de Ejido

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE EJIDO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario Tecnología de Ejido, como Institución oficial académica del estado Venezolano acorde a la política nacional y el Plan de Desarrollo Nacional Simón Bolívar, definen las siguientes políticas presupuestarias:

- Promover los procesos de educación permanente, con criterios de calidad académica, capacidad critica, pertinencia social, solidaridad, respeto, cooperación. En función de mejorar la formación de profesionales técnicos capaces de contribuir al desarrollo de la sociedad.

- Fomentar propuestas efectivas a nuestras comunidades, por medio de los proyectos de investigación y extensión con especial atención en aquellos problemas sociales, culturales, alimentarios, productivos, de salubridad entre otros.

- Contribuir en la atención del estudiante, por medio de eficientes programas socioeconómicos, de orientación y seguridad en función de garantizar la permanencia y prosecución de los estudios dentro de la institución.

- Propender una gestión administrativa, ágil, eficiente, efectiva, moderna, transparente al servicio de la misión académica, cumplidora de toda la normativa vigente.

- Incorporar el desarrollo tecnológico en los diversos procesos académicos administrativos, a fin de garantizar la rapidez, seguridad, objetividad, procesamiento y divulgación de todo tipo de información relativa a los servicios prestados por la institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**40.809.542**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	40.509.542
Del sector público	40.509.542
Transferencias corrientes internas recibidas del sector público	40.509.542
De la República	40.509.542

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
FUENTES DE FINANCIAMIENTO	**4.085.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.085.000**
Disminución de otros activos financieros	4.085.000
Disminución de disponibilidades	4.085.000
Disminución de Bancos	4.085.000
TOTAL RECURSOS	**44.894.542**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**44.779.461**
GASTOS DE CONSUMO	37.867.841
Remuneraciones	33.541.272
Sueldos, salarios y otras retribuciones	10.350.674
Beneficios y complementos de sueldos y salarios	13.546.848
Aportes patronales	1.635.610
Prestaciones sociales y otras indemnizaciones	2.773.896
Asistencia socioeconómica	5.234.244
Compra de Bienes y servicios	4.326.569
Bienes de consumo	1.814.954
Servicios no personales	2.511.615
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.911.620
Al sector privado	6.911.620
Transferencias corrientes al sector privado	6.911.620

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Directas a personas	6.911.620
Pensiones y otros beneficios asociados	172.626
Jubilaciones y otros beneficios asociados	5.608.594
Otras transferencias directas a personas	1.130.400
GASTOS DE CAPITAL	**115.081**
INVERSION REAL DIRECTA	**115.081**
Formación Bruta de Capital Fijo	115.081
Maquinaria, equipos y otros bienes muebles	115.081
TOTAL GASTOS	**44.894.542**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105835	Permanencia y Formación Integral del Estudiante	Beneficiario	5.000	2.000	7.000		754.720		896.280	1.651.000
105864	Desarrollo de Sistemas Tecnológicos Institucionales	Plataforma tecnológica			1		200.000			200.000
105883	Estudios de Postgrado	Plan de Capacitación			600		10.000			10.000
105897	Desarrollo del Currículo en las Instituciones de Educación Superior	Evaluación			2		10.000			10.000
105906	Fomento de la Investigación Institucional	Investigación			4		200.000			200.000
105914	Fortalecimiento de la Planta Física y de los Servicios Generales.	Plan			12		5.913.059		896.280	6.809.339
105929	Formación de Recurso Humano en Pregrado	Alumno	5.000	2.000	7.000		17.275.537		896.280	18.171.817
105935	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			7		9.225.306		896.282	10.121.588
105951	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales.	Plan			2		310.000			310.000
105958	Fortalecimiento de la Producción	Plan			1		50.000			50.000
105970	Integración de las Instituciones de Educación superior con el entorno.	Actividad de Difusión y Fortalecimiento Realizada			6		138.478			138.478
106011	Funcionamiento de las Actividades Académicas	Dotación			3		175.000			175.000
106147	Dotación y Fortalecimiento de los Laboratorios, Talleres Académicos y Plataforma Tecnológica.	Dotación			2		180.000			180.000
	TOTAL						**34.442.100**		**3.585.122**	**38.027.222**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	300.000	246.222		499.878	1.046.100
03	Previsión y Protección Social		5.821.220			5.821.220
	TOTAL	300.000	6.067.442		499.878	6.867.320

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**202**	**181**	**25**	**408**	**7.483.802**	**30.000**	**7.513.802**
Directivo		1		1	31.862		31.862
Profesional y Técnico	35	33	7	75	983.811	26.160	1.009.971
Personal Administrativo	68	9	6	83	1.018.956	3.840	1.022.796
Personal Docente	73	83		156	4.363.246		4.363.246
Obrero	26	55	12	93	1.085.927		1.085.927
Personal Fijo a Tiempo Parcial	**5**	**9**		**14**	**123.969**		**123.969**
Personal Docente	5	9		14	123.969		123.969
Personal Contratado	**107**	**102**	**2**	**211**	**2.571.303**		**2.571.303**
Profesional y Técnico	1			1	11.704		11.704
Personal Administrativo	30	4		34	382.960		382.960
Personal Docente	66	77		143	1.805.269		1.805.269
Obrero	10	21	2	33	371.370		371.370
TOTAL	**314**	**292**	**27**	**633**	**10.179.074**	**30.000**	**10.209.074**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**6**	**3**	**9**	**172.626**
Empleados	3	1	4	51.256
Docentes	3	2	5	121.370
Jubilados	**22**	**48**	**70**	**5.608.594**
Obreros	4	4	8	166.631
Docentes	18	44	62	5.441.963
TOTAL	**28**	**51**	**79**	**5.781.220**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	33.541.272
4.02	Materiales, suministros y mercancías	1.814.954
4.03	Servicios no personales	2.511.615
4.04	Activos reales	115.081
4.07	Transferencias y donaciones	6.911.620
	TOTAL	**44.894.542**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**40.809.542**
TRANSFERENCIAS Y DONACIONES CORRIENTES	40.509.542
Del sector público	40.509.542
Transferencias corrientes internas recibidas del sector público	40.509.542
De la República	40.509.542
Recursos Ordinarios	40.509.542
Ingresos por la venta de bienes y servicios de la administración pública	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
B. GASTOS CORRIENTES	**44.779.461**
GASTOS DE CONSUMO	37.867.841
Remuneraciones	33.541.272
Sueldos, salarios y otras retribuciones	10.350.674
Beneficios y complementos de sueldos y salarios	13.546.848
Aportes patronales	1.635.610
Prestaciones sociales y otras indemnizaciones	2.773.896
Asistencia socioeconómica	5.234.244
Compra de Bienes y servicios	4.326.569
Bienes de consumo	1.814.954
Servicios no personales	2.511.615
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.911.620
Al sector privado	6.911.620
Transferencias corrientes al sector privado	6.911.620
Directas a personas	6.911.620
Pensiones y otros beneficios asociados	172.626
Jubilaciones y otros beneficios asociados	5.608.594
Otras transferencias directas a personas	1.130.400
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(3.969.919)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(3.969.919)**
RECURSOS PROPIOS DE CAPITAL	(3.969.919)
Ahorro/ Desahorro en Cuenta Corriente	(3.969.919)
B. GASTOS DE CAPITAL	**115.081**
INVERSIÓN REAL DIRECTA	115.081
Formación Bruta de Capital Fijo	115.081
Maquinaria, equipos y otros bienes muebles	115.081
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(4.085.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.085.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.085.000
Disminución de otros activos financieros	4.085.000
Disminución de disponibilidades	4.085.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de Bancos	4.085.000
B. APLICACIONES FINANCIERAS	**4.085.000**
DÉFICIT FINANCIERO	4.085.000

A0035

Instituto Universitario
de Tecnología de Yaracuy

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE YARACUY

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología de Yaracuy, tiene la misión de formar profesionales en el área agroalimentaria, específicamente, Técnico Superior Universitario en Agrícola, Pecuaria, Recursos Naturales, enfocados en la agro-ecología; en el área agroindustrial como Técnicos Superiores Universitarios en Alimentos, con formación enmarcada en la seguridad agroalimentaria y en el desarrollo sustentable; en el área gerencial se forman Técnicos Superiores Universitarios en Administración y en el área de la Salud, Técnicos Superiores en Enfermería, la formación de estos profesionales con sentido de formación solidaria, crecimiento sostenible, ética y responsabilidad social, garantizan el desarrollo socioeconómico del país y de la región Yaracuyana contribuyendo con el logro del autoabastecimiento y seguridad agroalimentaria de los ciudadanos y la capacitación para la formulación y ejecución de proyectos comunitarios.

Es política de la Institución, siguiendo los lineamientos y directrices nacionales el establecimiento de alianzas estratégicas interinstitucionales en pro del desarrollo institucional y comunal; asimismo desarrollan proyectos con pertinencia social que contribuyan con el mejoramiento de la calidad de vida y bienestar social de las comunidades, contribuyendo así con el logro de metas y objetivos propuestos en el Plan de Desarrollo Económico y Social 2007 - 2013 y el Plan de Ciencia y Tecnología, en este sentido, la investigación institucional como función sustantiva universitaria, surge con el doble objetivo de contribuir con la formación de los recursos humanos y con el avance del conocimiento indispensable para el cumplimiento de los objetivos y metas de los Planes de Desarrollo Económico y Científico del País.

Dentro del proceso de Transformación y Modernización, la investigación avanza con pertinencia social, con la participación activa de las comunidades, donde el intercambio de conocimientos conduzca a la producción de conocimientos para el beneficio de la sociedad. Asimismo, con responsabilidad y compromiso social, el Instituto coordina la Misión Sucre, en este Estado; atendiendo trece (13) programas académicos más el trayecto inicial y una población de estudiantes de 14.300 triunfadores aproximadamente. La Misión Sucre-Yaracuy y las instituciones que acreditan los programas están integrados a las comunidades en los 14 municipios del Estado Yaracuy.

Igualmente, dando cumplimiento a la Misión Alma Mater, en el camino hacia la Universidad Politécnica, nuestra Casa de Estudio atiende tres programas, las cuales fueron aprobados por Resolución 2963 del 14 de mayo de 2008, publicada en Gaceta Oficial N° 38.930, estos Programas Nacionales de Formación son: Programa Nacional de Formación (PNF) en Agroalimentación, Programa Nacional de Formación (PNF) en Informática y Programa Nacional de Formación (PNF) en Administración, con matrícula nuevo ingreso y prosecución académica con ámbito social municipalizado.

Lo antes expuesto evidencia el compromiso de nuestra institución en la transformación académica universitaria y la necesidad de contar con un presupuesto que asegure la óptima ejecución de los proyectos académicos, operativos y funcionales que permita la consolidación de la institución y el engrandecimiento de una Educación Bolivariana Universitaria.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**42.640.887**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	20.000
Venta de bienes	20.000
INGRESOS DE LA PROPIEDAD	250.000
Intereses	250.000
Intereses internos	250.000
Intereses por depósitos	250.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.370.887
Del sector público	42.370.887
Transferencias corrientes internas recibidas del sector público	42.370.887
De la República	42.370.887
FUENTES DE FINANCIAMIENTO	**480.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**480.000**
Disminución de otros activos financieros	480.000
Disminución de disponibilidades	480.000
Disminución de Bancos	480.000
TOTAL RECURSOS	**43.120.887**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**42.091.837**
GASTOS DE CONSUMO	30.330.523
Remuneraciones	23.465.566
Sueldos, salarios y otras retribuciones	6.269.914
Beneficios y complementos de sueldos y salarios	11.139.820
Aportes patronales	468.445
Prestaciones sociales y otras indemnizaciones	2.269.812
Asistencia socioeconómica	3.141.759
Otros gastos de personal	175.816
Compra de Bienes y servicios	6.864.957
Bienes de consumo	2.670.068
Servicios no personales	4.194.889
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.761.314
Al sector privado	11.761.314
Transferencias corrientes al sector privado	11.761.314
Directas a personas	11.761.314
Pensiones y otros beneficios asociados	655.337
Jubilaciones y otros beneficios asociados	9.843.077
Otras transferencias directas a personas	1.262.900
GASTOS DE CAPITAL	**549.050**
INVERSION REAL DIRECTA	**549.050**
Formación Bruta de Capital Fijo	549.050
Maquinaria, equipos y otros bienes muebles	549.050
APLICACIONES FINANCIERAS	**480.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCION DE PASIVOS	**480.000**
Disminución de cuentas y efectos por pagar	480.000
Disminución de cuentas y efectos por pagar a corto plazo	480.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	200.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución cuentas por pagar a proveedores a corto plazo	180.000
TOTAL GASTOS	43.120.887

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105667	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales.	Dotación			2		120.500			120.500
105716	Desarrollo de Sistemas Tecnológicos Institucionales	Dotación			1		90.500			90.500
105724	Estudios de Postgrado	Alumno Atendido	12	8	20		9.375			9.375
105732	Desarrollo del Currículo en las Instituciones Sede Educación Superior	Programa			70		31.500			31.500
105764	Permanencia Formación Integral del Estudiante	Alumno Atendido	6.014	4.497	10.511		2.693.096			2.693.096
105772	Integración de las Instituciones de Educación Superior con el Entorno	Actividad			30		290.375			290.375
105778	Profundizar la Investigación Institucional	Actividad			16		44.750			44.750
105784	Fortalecimiento de la Producción	Dotación			2		109.500			109.500
105785	Funcionamiento de las Actividades Académicas	Dotación			4		226.710			226.710
105787	Dotación y Fortalecimiento de los Laboratorios Talleres Académicos y Plataforma Tecnológica.	Dotación			4		210.300			210.300
105832	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			2		6.511.588			6.511.588
105851	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Programa / Plan			2		8.012.273			8.012.273
105882	Formación de Recurso Humano en Pregrado	Matrícula			10.511		10.466.551			10.466.551
TOTAL							**28.817.018**			**28.817.018**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa		13.553.869		750.000	14.303.869
TOTAL			13.553.869		750.000	14.303.869

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**149**	**115**		**264**	**3.398.585**	**12.480**	**3.411.065**
Directivo		3		3	181.119		181.119
Profesional y Técnico	53	24		77	921.756	6.400	928.156
Personal Administrativo	37	2		39	374.040	6.080	380.120
Personal Docente	20	29		49	906.127		906.127
Obrero	39	57		96	1.015.543		1.015.543
Personal Fijo a Tiempo Parcial	**1**			**1**	**6.619**		**6.619**
Profesional y Técnico	1			1	6.619		6.619
Personal Contratado	**152**	**96**	**8**	**256**	**2.871.329**		**2.871.329**
Profesional y Técnico	3	1	7	11	131.415		131.415
Personal Administrativo	14	2	1	17	163.043		163.043
Personal Docente	129	84		213	2.429.202		2.429.202
Obrero	6	9		15	147.669		147.669
TOTAL	302	211	8	521	6.276.533	12.480	6.289.013

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**6**	**23**	**29**	**655.337**
Obreros	4	11	15	332.969
Empleados	1	3	4	78.596
Docentes	1	9	10	243.772
Jubilados	**77**	**108**	**185**	**9.843.077**
Obreros	28	37	65	1.665.857
Docentes	49	71	120	8.177.220
TOTAL	**83**	**131**	**214**	**10.498.414**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	23.465.566
4.02	Materiales, suministros y mercancías	2.670.068
4.03	Servicios no personales	4.194.889
4.04	Activos reales	549.050
4.07	Transferencias y donaciones	11.761.314
4.11	Disminución de pasivos	480.000
	TOTAL	**43.120.887**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**42.640.887**
TRANSFERENCIAS Y DONACIONES CORRIENTES	42.370.887
Del sector público	42.370.887
Transferencias corrientes internas recibidas del sector público	42.370.887
De la República	42.370.887
Recursos Ordinarios	42.370.887
Ingresos por la venta de bienes y servicios de la administración pública	20.000
Venta de bienes	20.000
INGRESOS DE LA PROPIEDAD	250.000
Intereses	250.000
Intereses internos	250.000
Intereses por depósitos	250.000
B. GASTOS CORRIENTES	**42.091.837**
GASTOS DE CONSUMO	30.330.523
Remuneraciones	23.465.566
Sueldos, salarios y otras retribuciones	6.269.914
Beneficios y complementos de sueldos y salarios	11.139.820
Aportes patronales	468.445
Prestaciones sociales y otras indemnizaciones	2.269.812
Asistencia socioeconómica	3.141.759
Otros gastos de personal	175.816
Compra de Bienes y servicios	6.864.957
Bienes de consumo	2.670.068
Servicios no personales	4.194.889
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.761.314
Al sector privado	11.761.314
Transferencias corrientes al sector privado	11.761.314
Directas a personas	11.761.314
Pensiones y otros beneficios asociados	655.337
Jubilaciones y otros beneficios asociados	9.843.077
Otras transferencias directas a personas	1.262.900
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**549.050**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**549.050**
RECURSOS PROPIOS DE CAPITAL	549.050
Ahorro/ Desahorro en Cuenta Corriente	549.050
B. GASTOS DE CAPITAL	**549.050**
INVERSIÓN REAL DIRECTA	549.050
Formación Bruta de Capital Fijo	549.050
Maquinaria, equipos y otros bienes muebles	549.050
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**480.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	480.000
Disminución de otros activos financieros	480.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de disponibilidades	480.000
Disminución de Bancos	480.000
B. APLICACIONES FINANCIERAS	**480.000**
DISMINUCION DE PASIVOS	480.000
Disminución de cuentas y efectos por pagar	480.000
Disminución de cuentas y efectos por pagar a corto plazo	480.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	200.000
Disminución de aportes patronales y retenciones laborales por pagar	100.000
Disminución cuentas por pagar a proveedores a corto plazo	180.000

A0036

Instituto Universitario
de Tecnología de Puerto Cabello

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE PUERTO CABELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología Puerto Cabello (IUTPC), fue creado en el año 1977, para cumplir con la formación de técnicos superior universitario en las unidades curriculares de: Mecánica industrial, Metalurgia y Mecánica Térmica y luego hace menos de ocho (08) años, se fueron insertando las unidades curriculares de Mecánica Automotriz, más recientemente con la nueva Extensión de la Costa Oriental del Estado Falcón, en su Sede en Chichiriviche, se dictan la unidades curriculares de: Gestión Hotelera y Turística y Mecánica con un nuevo diseño curricular enmarcado dentro de la nación que está naciendo.

Para el Ejercicio Fiscal 2009, el IUTPC, tiene como visión cumplir los requisitos necesarios de la Misión Alma Mater para convertirse mediante Decreto Presidencial en Universidad Politécnica, dedicada al desarrollo y divulgación del conocimiento en las áreas de ciencia, tecnología y a la comprensión del hombre en sus dimensiones histórico-social, así como también una imagen que propicia la transformación institucional para proyectarse como una organización de prestigio académico y con la participación y beneficio de su comunidad y su entorno.

En tal sentido, se cuenta con los siguientes recursos, Bs. 37.437.757 del Ejecutivo Nacional, ingresos propios por colocaciones Bs. 50.000, otros ingresos Bs. 100.000 y disminución de disponibilidades de caja y banco Bs. 150.000.

El IUTPC actualmente posee una matricula estudiantil de aproximadamente 5.000 estudiantes entre la Sede Puerto Cabello y Chichiriviche, dictando todas las unidades curriculares anteriormente expuestas. Se egresaran aproximadamente 460 nuevos profesionales, los cuales se pretenden vuelvan a ingresar para continuar sus estudios de carrera larga.

Los estudiantes disfrutarán de:

- Comedor estudiantil, con capacidad física de atender a 3.000 estudiantes.
- Servicio de Transporte, con rutas internas y externas, cubiertas por aproximadamente ocho (08) autobuses.
- Residencia Estudiantil, totalmente equipada.
- Becas, se dispone de 430 becas entre rendimiento, preparaduría, deportivas y por discapacidad de Bs. 200.
- Ayudas Económicas a los estudiantes.
- Servicio Médico-Odontológico diario, que es compartido con la comunidad.
- Servicio de Biblioteca, que requiere de dotación y actualización de textos.
- Servicio de Informática, totalmente gratis.
- Eventos estudiantiles, deportivos y culturales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**37.587.757**
INGRESOS DE LA PROPIEDAD	50.000
Intereses	50.000
Intereses internos	50.000
Intereses por depósitos	50.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	37.437.757
Del sector público	37.437.757
Transferencias corrientes internas recibidas del sector público	37.437.757
De la República	37.437.757
OTROS INGRESOS	100.000
Otros ingresos ordinarios	100.000
FUENTES DE FINANCIAMIENTO	**150.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**150.000**
Disminución de otros activos financieros	150.000
Disminución de disponibilidades	150.000
Disminución de caja	150.000
TOTAL RECURSOS	37.737.757

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**37.358.157**
GASTOS DE CONSUMO	30.092.769
Remuneraciones	25.280.245
Sueldos, salarios y otras retribuciones	9.666.207
Beneficios y complementos de sueldos y salarios	10.132.763
Aportes patronales	1.473.984
Prestaciones sociales y otras indemnizaciones	2.256.123
Asistencia socioeconómica	1.696.838
Otros gastos de personal	54.330
Compra de Bienes y servicios	4.812.524
Bienes de consumo	778.600
Servicios no personales	4.033.924
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.265.388
Al sector privado	7.265.388
Transferencias corrientes al sector privado	7.265.388
Directas a personas	7.265.388
Pensiones y otros beneficios asociados	355.983
Jubilaciones y otros beneficios asociados	3.336.331
Otras transferencias directas a personas	3.573.074
GASTOS DE CAPITAL	**229.600**
INVERSION REAL DIRECTA	**229.600**
Formación Bruta de Capital Fijo	229.600
Maquinaria, equipos y otros bienes muebles	229.600

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**150.000**
DISMINUCION DE PASIVOS	**150.000**
Disminución de cuentas y efectos por pagar	150.000
Disminución de cuentas y efectos por pagar a corto plazo	150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	55.000
Disminución de efectos por pagar a proveedores a corto plazo	95.000
TOTAL GASTOS	37.737.757

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105557	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Actividad Realizada			5		6.394.997			6.394.997
105572	Fortalecimiento de la Planta Física y de los Servicios Generales	Mantenimiento			3		4.520.883			4.520.883
105579	Dotación de Materiales y Suministros, Equipamiento e los Bienes Nacionales	Plan			2		846.000			846.000
105590	Desarrollo de Sistemas Tecnológicos Institucionales	Plan			1		35.000			35.000
105602	Formación de Estudios en Postgrado.	Estudio			1		10.000			10.000
105615	Formación de Recursos Humanos en Pre-Grado	Matrícula			6		10.146.888			10.146.888
105663	Desarrollo del Currículum en las Instituciones de Educación Superior	Programa			2		10.000			10.000
105682	Integración de las Instituciones de Educación Superior con el Entorno	Programa			2		80.000			80.000
105683	Permanencia y Formación Integral de Estudiante	Población Atendida			5		3.746.420			3.746.420
105693	Fomento de la Investigación Institucional	Estudio			1		1.500			1.500
105718	Funcionamiento de las Actividades Académicas	Dotación			2		26.000			26.000
105816	Dotación y Fortalecimiento de los laboratorios y Talleres Académicos	Dotación			1		173.000			173.000
TOTAL							**25.990.688**			**25.990.688**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.567.677			4.567.677
02	Gestión Administrativa	300.000	916.004			1.216.004
03	Previsión y Protección Social		5.963.388			5.963.388
	TOTAL	**300.000**	**11.447.069**			**11.747.069**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**126**	**125**		**251**	**5.200.008**		**5.200.008**
Directivo		3		3	143.064		143.064
Profesional y Técnico	29	7		36	414.720		414.720
Personal Administrativo	27	18		45	558.096		558.096
Personal Docente	43	71		114	3.419.724		3.419.724
Obrero	27	26		53	664.404		664.404
Personal Fijo a Tiempo Parcial	**4**	**6**		**10**	**146.081**		**146.081**
Personal Docente	4	6		10	146.081		146.081
Personal Contratado	**81**	**99**		**180**	**2.757.219**		**2.757.219**
Profesional y Técnico	5	6		11	153.733		153.733
Personal Administrativo	25	7		32	456.346		456.346
Personal Docente	36	62		98	1.660.420		1.660.420
Obrero	15	24		39	486.720		486.720
TOTAL	211	230		441	8.103.308		8.103.308

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**11**	**23**	**34**	**355.984**
Obreros	2	2	4	53.363
Empleados	7	9	16	136.816
Docentes	2	12	14	165.805
Jubilados	**33**	**74**	**107**	**5.607.404**
Obreros	20	25	45	1.074.942
Docentes	13	49	62	4.532.462
TOTAL	44	97	141	5.963.388

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	25.280.245
4.02	Materiales, suministros y mercancías	778.600
4.03	Servicios no personales	4.033.924
4.04	Activos reales	229.600
4.07	Transferencias y donaciones	7.265.388
4.11	Disminución de pasivos	150.000
	TOTAL	37.737.757

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**37.587.757**
TRANSFERENCIAS Y DONACIONES CORRIENTES	37.437.757
Del sector público	37.437.757
Transferencias corrientes internas recibidas del sector público	37.437.757
De la República	37.437.757
Recursos Ordinarios	37.437.757
INGRESOS DE LA PROPIEDAD	50.000
Intereses	50.000
Intereses internos	50.000
Intereses por depósitos	50.000
OTROS INGRESOS	100.000
Otros ingresos ordinarios	100.000
B. GASTOS CORRIENTES	**37.358.157**
GASTOS DE CONSUMO	30.092.769
Remuneraciones	25.280.245
Sueldos, salarios y otras retribuciones	9.666.207
Beneficios y complementos de sueldos y salarios	10.132.763
Aportes patronales	1.473.984
Prestaciones sociales y otras indemnizaciones	2.256.123
Asistencia socioeconómica	1.696.838
Otros gastos de personal	54.330
Compra de Bienes y servicios	4.812.524
Bienes de consumo	778.600
Servicios no personales	4.033.924
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.265.388
Al sector privado	7.265.388
Transferencias corrientes al sector privado	7.265.388
Directas a personas	7.265.388
Pensiones y otros beneficios asociados	355.983
Jubilaciones y otros beneficios asociados	3.336.331
Otras transferencias directas a personas	3.573.074
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**229.600**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**229.600**
RECURSOS PROPIOS DE CAPITAL	229.600
Ahorro/ Desahorro en Cuenta Corriente	229.600
B. GASTOS DE CAPITAL	**229.600**
INVERSIÓN REAL DIRECTA	229.600
Formación Bruta de Capital Fijo	229.600
Maquinaria, equipos y otros bienes muebles	229.600
C. RESULTADO FINANCIERO: EQUILIBRIO	0
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**150.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	150.000
Disminución de otros activos financieros	150.000
Disminución de disponibilidades	150.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de caja	150.000
B. APLICACIONES FINANCIERAS	**150.000**
DISMINUCION DE PASIVOS	150.000
Disminución de cuentas y efectos por pagar	150.000
Disminución de cuentas y efectos por pagar a corto plazo	150.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	55.000
Disminución de efectos por pagar a proveedores a corto plazo	95.000

A0038

Instituto Universitario
de Tecnología de Valencia

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE VALENCIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología de Valencia, es una Institución en franco proceso de transformación a Universidad Politécnica y que ha comenzado a adaptar todos los preceptos de la nueva Ley Orgánica de Educación (LOE).

Desde el año 2009 ha aperturado los Programas Nacionales de Formación (PNF) en Ingeniería Eléctrica, con una población estudiantil inicial de 677 estudiantes, Ingeniería en Informática con 990 estudiantes, Ingeniería en Proceso Químicos con 258 estudiantes y Ingeniería en Materiales con 411 estudiantes.

También ingresaron para seguir su formación como ingenieros 280 T.S.U. quienes dentro de dos (02) años obtendrán su título de Ingenieros en Procesos Químicos, Materiales Industriales, Informática y Electricidad.

Para este programa se abrieron dos (2) secciones de cada especialidad y cada sección con 35 alumnos. Para el año 2010 continuará la inserción de egresados para la respectiva prosecución universitaria.

A su vez, el Instituto Universitario continua desarrollando sus programas académicos de Post- Grado como Especialista en Control y Gestión Ambiental, Gerencia en Sistema de la Calidad y Automatización de Procesos Industriales. Axial como también los programas de extensión universitaria logrando la vinculación social con todos los sectores sociales, económicos y gubernamentales que hacen vida en la región.

Para El año 2010 el Instituto como ente adscrito al Ministerio del Poder Popular para la Educación Superior, se regirá por los lineamientos emanados de este Organismo y la Oficina Nacional de Presupuesto, percibiendo una asignación presupuestaria del Ejecutivo Nacional de Bs. 40.549.410, ingresos propios Bs. 120.000 y por disminuciones de disponibilidades de caja Bs. 3.803.113.

La asignación presupuestaria se realizó atendiendo a la estructura presupuestaria establecida en Proyectos y Acciones Centralizadas, contando con trece (13) proyectos y 3 acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**40.669.410**
INGRESOS DE LA PROPIEDAD	120.000
Intereses	120.000
Intereses internos	120.000
Intereses por depósitos	120.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	40.549.410
Del sector público	40.549.410
Transferencias corrientes internas recibidas del sector público	40.549.410
De la República	40.549.410
FUENTES DE FINANCIAMIENTO	**3.803.113**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**3.803.113**
Disminución de otros activos financieros	3.803.113
Disminución de disponibilidades	3.803.113
Disminución de Bancos	3.803.113
TOTAL RECURSOS	44.472.523

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**40.575.410**
GASTOS DE CONSUMO	32.236.076
Remuneraciones	27.546.653
Sueldos, salarios y otras retribuciones	8.858.127
Beneficios y complementos de sueldos y salarios	12.042.139
Aportes patronales	1.123.854
Prestaciones sociales y otras indemnizaciones	2.922.940
Asistencia socioeconómica	1.785.895
Otros gastos de personal	813.698
Compra de Bienes y servicios	4.689.423
Bienes de consumo	686.414
Servicios no personales	4.003.009
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.339.334
Al sector privado	8.339.334
Transferencias corrientes al sector privado	8.280.334
Directas a personas	8.280.334
Pensiones y otros beneficios asociados	275.377
Jubilaciones y otros beneficios asociados	6.885.957
Otras transferencias directas a personas	1.119.000
Donaciones corrientes al sector privado	59.000
Donaciones a personas	59.000
GASTOS DE CAPITAL	**1.188.583**
INVERSION REAL DIRECTA	**1.188.583**
Formación Bruta de Capital Fijo	1.073.583

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Edificios e instalaciones	1.000
Maquinaria, equipos y otros bienes muebles	1.072.583
Bienes intangibles	115.000
APLICACIONES FINANCIERAS	**2.708.530**
DISMINUCION DE PASIVOS	**2.708.530**
Disminución de cuentas y efectos por pagar	2.708.530
Disminución de cuentas y efectos por pagar a corto plazo	2.708.530
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.211.000
Disminución de aportes patronales y retenciones laborales por pagar	397.310
Disminución cuentas por pagar a proveedores a corto plazo	1.100.220
TOTAL GASTOS	44.472.523

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105569	Desarrollo de Sistemas Tecnológicos	Actividad			4		35.000			35.000
105626	Proporcionar Asistencia Integral al Estudiante	Alumno Atendido	2.385	1.750	4.135		3.686.914			3.686.914
105634	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Alumno Atendido	2.385	1.750	4.135		18.000			18.000
105688	Garantizar el Óptimo Funcionamiento de las Actividades Académicas	Actividad			12		14.000			14.000
105726	Formación de Estudios en Post- Grado	Alumno Atendido	200	150	350		34.000			34.000
105731	Satisfacer las Necesidades Comunitarias a través de la Producción	Actividad			12		14.000			14.000
105743	Desarrollo y Fortalecimiento de la Universidad Con la Comunidad	Actividad			12		20.000			20.000
105752	Evolución y Actualización de los Sistemas Curriculares y Pedagógicos	Actividad			2		33.000			33.000
105759	Desarrollo y Protección de la Investigación Institucional	Proyecto			6		75.000			75.000
105766	Dotación y Fortalecimiento de los Laboratorios y Talleres	Dotación			2		24.000			24.000
105831	Fortalecimiento de la Planta Física y de los Servicios Generales (Personal Obrero)	Actividad			12		4.824.643			4.824.643
105846	Dotación de Materiales y Suministros Equipamiento y Mantenimiento de os Bienes Nacionales	Dotación			6		8.000			8.000
105876	Formación de Recursos Humanos en Pre-Grado	Alumno Atendido	2.385	1.750	4.135		15.607.551			15.607.551
	TOTAL						**24.394.108**			**24.394.108**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.423.959			7.423.959
02	Gestión Administrativa	3.923.113	1.570.009			5.493.122
03	Previsión y Protección Social		7.161.334			7.161.334
	TOTAL	3.923.113	16.155.302			20.078.415

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**168**	**114**	**1**	**283**	**4.727.681**	**22.560**	**4.750.241**
Profesional y Técnico	53	18	1	72	918.986	22.560	941.546
Personal Administrativo	38	4		42	487.872		487.872
Personal Docente	43	53		96	2.398.616		2.398.616
Obrero	34	39		73	922.207		922.207
Personal Fijo a Tiempo Parcial	**16**			**16**	**172.484**		**172.484**
Profesional y Técnico	2			2	13.892		13.892
Personal Docente	14			14	158.592		158.592
Personal Contratado	**110**	**130**	**36**	**276**	**3.956.962**		**3.956.962**
Personal Administrativo	21	10		31	360.416		360.416
Personal Docente	84	105	36	225	3.344.866		3.344.866
Obrero	5	15		20	251.680		251.680
TOTAL	294	244	37	575	8.857.127	22.560	8.879.687

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**15**	**1**	**16**	**275.377**
Obreros	14	1	15	224.270
Docentes	1		1	51.107
Jubilados	**45**	**54**	**99**	**6.885.957**
Obreros	7	10	17	322.367
Docentes	38	44	82	6.563.590
TOTAL	60	55	115	7.161.334

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	27.546.653
4.02	Materiales, suministros y mercancías	686.414
4.03	Servicios no personales	4.003.009
4.04	Activos reales	1.188.583
4.07	Transferencias y donaciones	8.339.334
4.11	Disminución de pasivos	2.708.530
	TOTAL	44.472.523

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**40.669.410**
TRANSFERENCIAS Y DONACIONES CORRIENTES	40.549.410
Del sector público	40.549.410
Transferencias corrientes internas recibidas del sector público	40.549.410
De la República	40.549.410
Recursos Ordinarios	40.549.410
INGRESOS DE LA PROPIEDAD	120.000
Intereses	120.000
Intereses internos	120.000
Intereses por depósitos	120.000
B. GASTOS CORRIENTES	**40.575.410**
GASTOS DE CONSUMO	32.236.076
Remuneraciones	27.546.653
Sueldos, salarios y otras retribuciones	8.858.127
Beneficios y complementos de sueldos y salarios	12.042.139
Aportes patronales	1.123.854
Prestaciones sociales y otras indemnizaciones	2.922.940
Asistencia socioeconómica	1.785.895
Otros gastos de personal	813.698
Compra de Bienes y servicios	4.689.423
Bienes de consumo	686.414
Servicios no personales	4.003.009
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.339.334
Al sector privado	8.339.334
Transferencias corrientes al sector privado	8.280.334
Directas a personas	8.280.334
Pensiones y otros beneficios asociados	275.377
Jubilaciones y otros beneficios asociados	6.885.957
Otras transferencias directas a personas	1.119.000
Donaciones corrientes al sector privado	59.000
Donaciones a personas	59.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**94.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**94.000**
RECURSOS PROPIOS DE CAPITAL	94.000
Ahorro/ Desahorro en Cuenta Corriente	94.000
B. GASTOS DE CAPITAL	**1.188.583**
INVERSIÓN REAL DIRECTA	1.188.583
Formación Bruta de Capital Fijo	1.073.583
Edificios e instalaciones	1.000
Maquinaria, equipos y otros bienes muebles	1.072.583
Bienes intangibles	115.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.094.583)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.803.113**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.803.113
Disminución de otros activos financieros	3.803.113
Disminución de disponibilidades	3.803.113
Disminución de Bancos	3.803.113
B. APLICACIONES FINANCIERAS	**3.803.113**
DISMINUCION DE PASIVOS	2.708.530
Disminución de cuentas y efectos por pagar	2.708.530
Disminución de cuentas y efectos por pagar a corto plazo	2.708.530
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.211.000
Disminución de aportes patronales y retenciones laborales por pagar	397.310
Disminución cuentas por pagar a proveedores a corto plazo	1.100.220
DÉFICIT FINANCIERO	1.094.583

A0039

Instituto Universitario
de Tecnología del Estado Trujillo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO TRUJILLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología del Estado Trujillo (IUTET), creado por Decreto Presidencial No 2775, de fecha 1 de Agosto de 1978, tiene como actividad principal la Formación de Profesionales Universitarios convirtiéndolos en un capital humano valiosamente calificado, que estén en sintonía con las exigencias del entorno social, con habilidades y destrezas para la productividad de bienes y servicios. En este sentido, el Instituto Universitario, es considerado, en el ámbito regional como un pilar esencial y un Ente creador del recurso humano especializado que requiere el desarrollo económico y social, tanto del Estado Trujillo como del País. Concretamente, dando respuestas específicas y pertinentes a las Comunidades del entorno y a la población Universitaria Iutetista, en atención a las líneas estratégicas del Plan Nacional que en materia de Educación Universitaria formula el Gobierno Nacional y en correspondencia con el proceso de transformación del IUTET a Universidad Experimental o Politécnica, lo cual representa analizar y aplicar continuamente los diferentes mecanismos organizacionales que permitan monitorear las fortalezas, oportunidades, debilidades y amenazas del Instituto.

De acuerdo a lo anterior, se hace referencia a los Programas Nacionales de Formación (PNF) que actualmente imparte el Instituto en las Carreras Largas de Administración, Construcción Civil, Electricidad, Mantenimiento Industrial, Mecánica e Informática, así como a las carreras que a nivel de Técnico Superior Universitario se siguen ofreciendo en Equipos Mecánicos, Mantenimiento Industrial, Equipos Eléctricos, Construcción Civil, Banca y Finanzas, Maquinaria Agrícola, Administración de Empresas, Informática, Mercadeo, Servicios de Hospitalidad y Turismo. Estudios para los que se estima una matrícula de 9.030 estudiantes; logrando, por medio de esta actividad alcanzar los objetivos y metas académicas enmarcadas en diversos programas de beneficios socio económicos para el sector estudiantil para el Ente y sus trabajadores, al igual que para el entorno socio comunitario. Todo ello, en un trabajo vinculado con las cinco extensiones que posee el Instituto: Trujillo, Bocono, El Dividive y Valera (Sede La Beatriz y la Sede principal San Luís).

En este ámbito, los recursos financieros determinados por el Ejecutivo Nacional para transferirlos al Instituto, están encaminados al progreso de las actividades de docencia, investigación, postgrado y extensión universitaria, de acuerdo a las líneas estratégicas emanadas, en materia presupuestaria por los Entes respectivos, tales como el Ministerio del Poder Popular para Economía y Finanzas y la Oficina Nacional de Presupuesto (ONAPRE), articuladas con las instrucciones legales vigentes contentivas en el Marco Plurianual del Presupuesto de Gastos durante el ejercicio fiscal 2010.

POLÍTICA DE FINANCIAMIENTO

Los montos programados del Presupuesto de Ingresos del Instituto Universitario para el ejercicio fiscal 2010, suman la cantidad de Bs. 50.625.379, disgregados como sigue: Transferencias del Ejecutivo Nacional por un monto de Bs. 49.625.379, para costear los gastos corrientes y gastos de capital; ingresos por colocaciones bancarias por Bs. 200.000, que se predestinan para atender servicios y mantenimiento, la tercera fuente de financiamiento es la utilización de disponibilidades de caja y banco estimada en monto de Bs. 800.000, la que se reservará para cubrir los compromisos validamente adquiridos y que hubieren quedado registrados en el ejercicio fiscal 2009.

POLÍTICA PRESUPUESTARIA DEL GASTO

Al igual que en años anteriores el apoyo integral al estudiante, representa uno de los aspectos principales a financiar, por lo que se destinan, para los servicios no personales que incluye, en gran aparte, los gastos de los beneficios estudiantiles, como becas comedor, (almuerzo y cena) y otras diversas partidas presupuestarias que favorecen directamente al estudiantado, permitiendo así, auxiliar las necesidades perentorias de índole socio-económico que pudieran afectar el rendimiento académico y el progreso particular del estudiante. En este orden, el IUTET, busca atender a un mayor número de población estudiantil que se encuentra situada en las capas sociales de mínimos ingresos. Estos beneficios consumen una asignación considerable del Presupuesto.

Respecto a los gastos de personal, comprendidos dentro del Proyecto de Formación de Alumnos en Pregrado, y la Acción Centralizada de Dirección y Gastos de los Trabajadores y el Proyecto de Servicios Generales, se les destina un monto de Bs. 36.422.505, que garantiza las remuneraciones y beneficios contractuales de la totalidad de los trabajadores de la institución que constituyen la base para la formación de nuestro fruto primordial, como lo son los estudiantes y futuros Profesionales Universitarios que egresan con una calidad académica y tecnológica garantizada para dar respuesta a los requerimientos del Mercado Laboral. En este orden, tales créditos presupuestarios, para los pagos de sueldos y salarios y sus incidencias, certifican el cumplimiento justo y oportuno de todos los requerimientos de tipo laboral y profesional de los docentes, administrativos y obreros, en correspondencia con los diferentes contratos colectivos de cada sector.

En lo referente a la partida Materiales y Suministros se destinaron Bs. 990.405, para la adquisición de insumos necesarios para la actividad administrativa, académica y de funcionamiento. Los servicios no personales cuentan con una asignación de Bs. 7.286.312, donde prevalece el servicio de comedor al estudiantado y la cancelación de servicios básicos. También el gasto fijado en otras partidas de los servicios no personales, como los gastos de funcionamiento necesarios y otros habituales. Para los Activos Reales se reservaron Bs. 570.700 dirigidos a la adquisición de mobiliario y equipos para el área administrativa, talleres y laboratorios.

En cuanto a las Transferencias lo presupuestado es de Bs. 4.555.457 para proporcionar el cumplimiento de las obligaciones del personal Jubilados y Pensionados, al igual que el otorgamiento de los beneficios estudiantiles de becas transporte y otras ayudas ocasionales de asistencia socio económico.

Para la cancelación de las deudas pendientes de años anteriores debidamente comprometidos, se considera un monto de Bs. 800.000.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**49.825.379**
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	49.625.379
Del sector público	49.625.379
Transferencias corrientes internas recibidas del sector público	49.625.379
De la República	49.625.379
FUENTES DE FINANCIAMIENTO	**800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**800.000**
Disminución de otros activos financieros	800.000
Disminución de disponibilidades	800.000
Disminución de Bancos	800.000
TOTAL RECURSOS	**50.625.379**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**49.254.679**
GASTOS DE CONSUMO	44.699.222
Remuneraciones	36.422.505
Sueldos, salarios y otras retribuciones	14.002.463
Beneficios y complementos de sueldos y salarios	13.468.471
Aportes patronales	1.794.818
Prestaciones sociales y otras indemnizaciones	3.478.270
Asistencia socioeconómica	3.019.983
Otros gastos de personal	658.500
Compra de Bienes y servicios	8.276.717
Bienes de consumo	990.405
Servicios no personales	7.286.312
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.555.457
Al sector privado	4.555.457
Transferencias corrientes al sector privado	4.555.457
Directas a personas	4.555.457
Pensiones y otros beneficios asociados	152.605
Jubilaciones y otros beneficios asociados	3.527.012
Otras transferencias directas a personas	875.840
GASTOS DE CAPITAL	**570.700**
INVERSION REAL DIRECTA	**570.700**
Formación Bruta de Capital Fijo	550.700
Maquinaria, equipos y otros bienes muebles	550.700
Bienes intangibles	20.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**800.000**
DISMINUCION DE PASIVOS	**800.000**
Disminución de cuentas y efectos por pagar	800.000
Disminución de cuentas y efectos por pagar a corto plazo	800.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	500.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
TOTAL GASTOS	50.625.379

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105550	Permanencia y Formación Integral del Estudiante	Beneficio Social	3.938	5.092	9.030		5.568.458			5.568.458
105587	Dotación y Fortalecimiento de los Laboratorios, Talleres Académicos y Plataforma Tecnológica	Dotación			11		112.050			112.050
105617	Integración de las Instituciones de Educación Superior con el Entorno	Actividad Realizada			14		113.100			113.100
105635	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Trámite Administrativo			23		628.200			628.200
105675	Desarrollo de Sistemas Tecnológicos Institucionales	Software			4		172.000			172.000
105738	Fortalecimiento de los Procesos de Planta Física y de los Servicios Generales	Programa / Plan			12	200.000	5.214.982			5.414.982
105783	Estudios de Postgrado	Curso			3		9.692			9.692
105788	Fomento de la Investigación Institucional	Proyecto / Plan			5		54.800			54.800
105801	Formación de Recurso Humano en Pregrado	Matrícula			9.030		22.891.032			22.891.032
105884	Garantizar el Optimo Funcionamiento de las Actividades Académicas	Matrícula			9.034		200.400			200.400
105892	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			16		427.542			427.542
105940	Desarrollo del Curriculum en las Instituciones de Educación Superior	Plan			4		25.264			25.264
	TOTAL					**200.000**	**35.417.520**			**35.617.520**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		10.116.742			10.116.742
02	Gestión Administrativa	800.000	411.500			1.211.500
03	Previsión y Protección Social		3.679.617			3.679.617
	TOTAL	**800.000**	**14.207.859**			**15.007.859**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**188**	**180**	**120**	**488**	**8.268.767**		**8.268.767**
Directivo	1	3		4	184.248		184.248
Profesional y Técnico	57	34	28	119	1.273.368		1.273.368
Personal Administrativo	57	3	54	114	900.228		900.228
Personal Docente	50	100		150	5.129.966		5.129.966
Obrero	23	40	38	101	780.957		780.957
Personal Contratado	**148**	**139**	**12**	**299**	**3.584.016**		**3.584.016**
Profesional y Técnico	27	21	7	55	375.948		375.948
Personal Administrativo	29	3		32	252.648		252.648
Personal Docente	82	98		180	2.704.708		2.704.708
Obrero	10	17	5	32	250.712		250.712
TOTAL	336	319	132	787	11.852.783		11.852.783

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos 2010			Presupuesto 2010
	F	M	Total	
Pensionados	**9**	**3**	**12**	**152.605**
Obreros	1		1	16.191
Empleados	1		1	7.245
Docentes	7	3	10	129.169
Jubilados	**24**	**45**	**69**	**3.613.380**
Obreros	8	8	16	560.617
Docentes	16	37	53	3.052.763
TOTAL	33	48	81	3.765.985

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	36.422.505
4.02	Materiales, suministros y mercancías	990.405
4.03	Servicios no personales	7.286.312
4.04	Activos reales	570.700
4.07	Transferencias y donaciones	4.555.457
4.11	Disminución de pasivos	800.000
	TOTAL	50.625.379

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**49.825.379**
TRANSFERENCIAS Y DONACIONES CORRIENTES	49.625.379
Del sector público	49.625.379
Transferencias corrientes internas recibidas del sector público	49.625.379
De la República	49.625.379
Recursos Ordinarios	49.625.379
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
B. GASTOS CORRIENTES	**49.254.679**
GASTOS DE CONSUMO	44.699.222
Remuneraciones	36.422.505
Sueldos, salarios y otras retribuciones	14.002.463
Beneficios y complementos de sueldos y salarios	13.468.471
Aportes patronales	1.794.818
Prestaciones sociales y otras indemnizaciones	3.478.270
Asistencia socioeconómica	3.019.983
Otros gastos de personal	658.500
Compra de Bienes y servicios	8.276.717
Bienes de consumo	990.405
Servicios no personales	7.286.312
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.555.457
Al sector privado	4.555.457
Transferencias corrientes al sector privado	4.555.457
Directas a personas	4.555.457
Pensiones y otros beneficios asociados	152.605
Jubilaciones y otros beneficios asociados	3.527.012
Otras transferencias directas a personas	875.840
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**570.700**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**570.700**
RECURSOS PROPIOS DE CAPITAL	570.700
Ahorro/ Desahorro en Cuenta Corriente	570.700
B. GASTOS DE CAPITAL	**570.700**
INVERSIÓN REAL DIRECTA	570.700
Formación Bruta de Capital Fijo	550.700
Maquinaria, equipos y otros bienes muebles	550.700
Bienes intangibles	20.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	800.000
Disminución de otros activos financieros	800.000
Disminución de disponibilidades	800.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de Bancos	800.000
B. APLICACIONES FINANCIERAS	**800.000**
DISMINUCION DE PASIVOS	800.000
Disminución de cuentas y efectos por pagar	800.000
Disminución de cuentas y efectos por pagar a corto plazo	800.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	500.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000

A0040
Instituto Universitario
de Tecnología "José Antonio Anzoátegui", El Tigre

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "JOSÉ ANTONIO ANZOÁTEGUI", EL TIGRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología "José Antonio Anzoátegui" (IUTJAA) tiene como data legal la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.368 del 14 de diciembre 1989, dejando atrás su nombre de Fundación Instituto Universitario de Tecnología de El Tigre, según Decreto N° 657. La localización geográfica de su sede principal es en El Tigre y cuentan con extensiones en las ciudades de Barcelona, Anaco y Pariaguan.

El Instituto se distingue por ser una institución de educación universitaria, pionera en la zona y cuya finalidad es formar recursos humanos en el campo de la ciencia, la tecnología y servicios requeridos para coadyuvar en el desarrollo socio-cultural y económico de las ciudades y poblaciones dentro de su área de influencia, alineado al Proyecto Nacional Simón Bolívar 2007 – 2013.

El Instituto tiene como visión:

- Ser una institución de educación universitaria, de reconocido prestigio, orientada a la formación de Técnicos Superiores Universitarios (licenciados e ingenieros según el Programa Nacional de Formación).

- Ser reconocida por el desarrollo de sus procesos de capacitación, actualización y perfeccionamiento de su personal docente y auxiliar.

- Ofertando con pertinencia y de manera continúa una educación permanente dirigida a las comunidades excluidas del servicio educativo. En relación a la producción del conocimiento, constituye referencia obligatoria, por su elevada capacidad técnica dando respuestas a las necesidades y requerimientos del entorno.

- Dada la valorada vocación regional con el Estado Anzoátegui, la institución será reconocida por las comunidades del entorno en base al impacto de las soluciones cogestionadas, en virtud de un proceso continuo de extensión bidireccional.

- Generar proyectos rentables con el fin de contribuir a suplir algunas necesidades de materiales y equipos de acuerdo a la actualización tecnológica que requiera la permanente modernización de sus carreras.

- Desarrollar una gestión Académica, Administrativa y Financiera para asumirla en forma transparente, rindiendo cuentas, siendo oportuna y de elevada calidad por su eficiencia y eficacia.

Misión:

- Contribuir a la formación de un ser humano integral, centrado en principios y valores fundamentados en la ética socialista, comprometidos con el desarrollo endógeno sustentable, con sensibilidad ambiental, ecológica e identidad local, regional, nacional, latinoamericana y caribeña en función de la soberanía en todas sus dimensiones, construyendo y aplicando conocimientos científicos – tecnológicos, que impulse la conformación de un mundo pluri-polar, multicultural y multiétnico dentro de un contexto innovador vinculado con la comunidad y que genere espacios de reflexión e intercambio de conocimientos, enmarcado en el proceso educativo permanente, para la transformación socio – productiva del país.

- Formar a nivel de pregrado Técnicos Superiores (Licenciados e Ingenieros dentro de los programas nacionales de formación) fundamentalmente en competencia para el mundo del trabajo, capacitándolo para organizar y desarrollar la micro, pequeña y mediana empresa, incorporando los proyectos de investigación y extensión ofreciéndole al mismo tiempo una formación integral que satisfaga sus motivaciones e intereses personales.

- Atender a los potenciales estudiantes, que aun cursen el último año de bachillerato, para el desarrollo de competencias y habilidades, la comprensión lectora, habilidades numéricas, resolución de problemas, procesos, estudios, aprendizajes y orientaciones vocacionales en relación a las carreras ofertadas por la institución.

Oferta académica por área de conocimientos:

- Programa Nacional de Formación PNF Administración: (Extensiones: El Tigre, Anaco, Pariaguan, Puerto La Cruz).

- Programa Nacional de Formación PNF Agroalimentaria (Extensiones: El Tigre, Pariaguan)

- Programa Nacional de Formación PNF Electricidad (Extensiones Anaco, Pariaguan)

- Programa Nacional de Formación PNF Informática (Extensión Puerto La Cruz)

- Programa Nacional de Formación PNF Mantenimiento (Extensión El Tigre)

- Programa Nacional de Formación PNF Mecánica (Extensión El Tigre)

- Programa Nacional de Formación PNF Procesos Químicos

Carreras Tradicionales:

A nivel de Técnico Superior Universitario las sigue ofertando: Administración, Agropecuaria, Electromecánica, Mecánica, Informática, Turismo, Química.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**54.231.009**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	600.000
Venta de otros bienes y servicios	600.000
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.431.009
Del sector público	53.431.009
Transferencias corrientes internas recibidas del sector público	53.431.009
De la República	53.431.009
TOTAL RECURSOS	**54.231.009**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**54.231.009**
GASTOS DE CONSUMO	42.451.371
Remuneraciones	41.651.371
Sueldos, salarios y otras retribuciones	18.242.656
Beneficios y complementos de sueldos y salarios	14.313.965
Aportes patronales	1.889.493
Prestaciones sociales y otras indemnizaciones	2.616.205
Asistencia socioeconómica	4.091.559
Otros gastos de personal	497.493

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	800.000
Bienes de consumo	600.000
Servicios no personales	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.779.638
Al sector privado	11.779.638
Transferencias corrientes al sector privado	11.779.638
Directas a personas	11.779.638
Pensiones y otros beneficios asociados	4.123.001
Jubilaciones y otros beneficios asociados	7.656.637
TOTAL GASTOS	54.231.009

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
105894	Desarrollo y Fortalecimiento del Vector Estratégico Institucional (3 años).	01-01-2010	31-12-2013		8.966.405			8.966.405
TOTAL					**8.966.405**			**8.966.405**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105827	Fortalecimiento de la Planta Física y de los Servicios Generales.	Plan			5		9.074.784			9.074.784
105836	Formación de Recursos Humanos en Pre grado y PNF (carreras largas)	Alumno	9.680	5.320	15.000		23.610.182			23.610.182
105894	Desarrollo y Fortalecimiento del Vector Estratégico Institucional (3 años).	Proyecto			9		8.966.405			8.966.405
	TOTAL						**41.651.371**			**41.651.371**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	800.000				800.000
03	Previsión y Protección Social		11.779.638			11.779.638
	TOTAL	**800.000**	**11.779.638**			**12.579.638**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**392**	**171**		**563**	**14.817.694**	**13.740**	**14.831.434**
Directivo	1	2		3	95.616		95.616
Profesional y Técnico	39	19		58	4.968.432		4.968.432
Personal Administrativo	103	13		116	1.346.064	13.740	1.359.804
Personal Docente	98	69		167	5.417.652		5.417.652
Obrero	151	68		219	2.989.930		2.989.930
Personal Fijo a Tiempo Parcial	**13**			**13**	**143.982**		**143.982**
Profesional y Técnico	13			13	143.982		143.982
TOTAL	405	171		576	14.961.676	13.740	14.975.416

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**5**	**4**	**9**	**2.245.587**
Docentes	5	4	9	2.245.587
Jubilados	**97**	**52**	**149**	**9.534.051**
Obreros	33	11	44	659.796
Docentes	64	41	105	8.874.255
TOTAL	102	56	158	11.779.638

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	41.651.371
4.02	Materiales, suministros y mercancías	600.000
4.03	Servicios no personales	200.000
4.07	Transferencias y donaciones	11.779.638
	TOTAL	54.231.009

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**54.231.009**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.431.009
Del sector público	53.431.009
Transferencias corrientes internas recibidas del sector público	53.431.009
De la República	53.431.009
Recursos Ordinarios	53.431.009
Ingresos por la venta de bienes y servicios de la administración pública	600.000
Venta de otros bienes y servicios	600.000
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
B. GASTOS CORRIENTES	**54.231.009**
GASTOS DE CONSUMO	42.451.371
Remuneraciones	41.651.371
Sueldos, salarios y otras retribuciones	18.242.656
Beneficios y complementos de sueldos y salarios	14.313.965
Aportes patronales	1.889.493
Prestaciones sociales y otras indemnizaciones	2.616.205
Asistencia socioeconómica	4.091.559
Otros gastos de personal	497.493
Compra de Bienes y servicios	800.000
Bienes de consumo	600.000
Servicios no personales	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.779.638
Al sector privado	11.779.638
Transferencias corrientes al sector privado	11.779.638
Directas a personas	11.779.638
Pensiones y otros beneficios asociados	4.123.001
Jubilaciones y otros beneficios asociados	7.656.637
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0041

Instituto Universitario
Experimental de Tecnología de La Victoria

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA DE LA VICTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La política presupuestaria para el año 2010, está orientada a la prosecución académica de las carreras que se imparten en la institución, en la sede de La Victoria, extensión Maracay y el programa Barbacoas. Atendiendo una matrícula de 16.484 estudiantes.

Para el ejercicio fiscal 2010, se estima ampliar la matrícula de nuevos ingresos, en los periodos 2010-I en el mes de abril y 2010-II en septiembre.

Se le dará continuidad al Programa Nacional de Formación (PNF).

Los recursos ascienden a Bs. 40.921.129, conformándose por el Aporte de Ejecutivo Nacional en Bs. 39.400.713, ingresos por la venta de bienes y servicios Bs. 519.314 y saldos de caja a utilizar, Bs. 1.001.102.

El Instituto cuenta con una plantilla de 694 trabajadores activos para su funcionamiento, representando un gasto de personal de Bs. 33.269.471.

Se tienen previstos desembolsos para los gastos de materiales, suministros y mercancías de Bs. 210.000, para cubrir los servicios no personales de Bs. 1.794.700 y para transferencias el cual incluye gastos del personal jubilado y pensionado, becas a estudiantes entre otros por Bs. 5.546.958.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**39.920.027**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	519.314
Venta de servicios	519.314
TRANSFERENCIAS Y DONACIONES CORRIENTES	39.400.713
Del sector público	39.400.713
Transferencias corrientes internas recibidas del sector público	39.400.713
De la República	39.400.713

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
FUENTES DE FINANCIAMIENTO	**1.001.102**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.001.102**
Disminución de otros activos financieros	1.001.102
Disminución de disponibilidades	1.001.102
Disminución de caja	1.001.102
TOTAL RECURSOS	**40.921.129**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**40.821.129**
GASTOS DE CONSUMO	35.274.171
Remuneraciones	33.269.471
Sueldos, salarios y otras retribuciones	12.834.960
Beneficios y complementos de sueldos y salarios	12.203.608
Aportes patronales	1.626.327
Prestaciones sociales y otras indemnizaciones	2.721.608
Asistencia socioeconómica	2.829.187
Otros gastos de personal	1.053.781
Compra de Bienes y servicios	2.004.700
Bienes de consumo	210.000
Servicios no personales	1.794.700

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.546.958
Al sector privado	5.546.958
Transferencias corrientes al sector privado	5.546.958
Directas a personas	5.546.958
Pensiones y otros beneficios asociados	588.098
Jubilaciones y otros beneficios asociados	4.047.860
Otras transferencias directas a personas	911.000
GASTOS DE CAPITAL	**100.000**
INVERSION REAL DIRECTA	**100.000**
Formación Bruta de Capital Fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
TOTAL GASTOS	40.921.129

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105605	Desarrollo de Sistemas Tecnológicos Institucionales	Plan			1	75.000				75.000
105623	Fortalecimiento de la Planta Fisica y de los Servicios Generales	Plan			1	107.000	6.722.249			6.829.249
105662	Permanencia y Formación Integral del Estudiante	Matrícula			16.484	296.716	2.031.324			2.328.040
105692	Integración de las Instituciones de Educación Superior con el Entorno	Programa			1	47.000				47.000
105750	Dotación y Fortalecimiento de los Laboratorios, Talleres Académicos y Plataforma Tecnológica	Plan			1	101.000				101.000
105767	Estudios de Postgrado	Matrícula			1	375.000				375.000
105869	Formación de Recursos Humanos en Pregrado	Matrícula			120		17.724.038			17.724.038
	TOTAL					1.001.716	26.477.611			27.479.327

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		8.287.144			8.287.144
02	Gestión Administrativa	518.700				518.700
03	Previsión y Protección Social		4.635.958			4.635.958
	TOTAL	**518.700**	**12.923.102**			**13.441.802**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**183**	**169**	**7**	**359**	**5.615.667**	**31.648**	**5.647.315**
Directivo	1	2		3	102.703		102.703
Profesional y Técnico	51	18	4	73	910.025	31.648	941.673
Personal Administrativo	56	19	3	78	910.557		910.557
Personal Docente	17	59		76	2.169.625		2.169.625
Obrero	58	71		129	1.522.757		1.522.757
Personal Fijo a Tiempo Parcial	**2**	**8**		**10**	**86.420**		**86.420**
Personal Administrativo	2	3		5	30.714		30.714
Personal Docente		5		5	55.706		55.706
Personal Contratado	**140**	**166**	**19**	**325**	**4.949.612**		**4.949.612**
Personal Administrativo	9	10	5	24	243.024		243.024
Personal Docente	124	135	14	273	4.377.727		4.377.727
Obrero	7	21		28	328.861		328.861
TOTAL	325	343	26	694	10.651.699	31.648	10.683.347

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**12**	**1**	**13**	**588.098**
Obreros	4	1	5	241.479
Empleados	3		3	88.406
Docentes	5		5	258.213
Jubilados	**22**	**50**	**72**	**4.047.860**
Obreros	12	8	20	398.236
Docentes	10	42	52	3.649.624
TOTAL	**34**	**51**	**85**	**4.635.958**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	33.269.471
4.02	Materiales, suministros y mercancías	210.000
4.03	Servicios no personales	1.794.700
4.04	Activos reales	100.000
4.07	Transferencias y donaciones	5.546.958
	TOTAL	**40.921.129**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**39.920.027**
TRANSFERENCIAS Y DONACIONES CORRIENTES	39.400.713
Del sector público	39.400.713
Transferencias corrientes internas recibidas del sector público	39.400.713
De la República	39.400.713
Recursos Ordinarios	39.400.713
Ingresos por la venta de bienes y servicios de la administración pública	519.314
Venta de servicios	519.314
B. GASTOS CORRIENTES	**40.821.129**
GASTOS DE CONSUMO	35.274.171
Remuneraciones	33.269.471
Sueldos, salarios y otras retribuciones	12.834.960
Beneficios y complementos de sueldos y salarios	12.203.608
Aportes patronales	1.626.327
Prestaciones sociales y otras indemnizaciones	2.721.608
Asistencia socioeconómica	2.829.187
Otros gastos de personal	1.053.781
Compra de Bienes y servicios	2.004.700
Bienes de consumo	210.000
Servicios no personales	1.794.700
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.546.958
Al sector privado	5.546.958
Transferencias corrientes al sector privado	5.546.958
Directas a personas	5.546.958
Pensiones y otros beneficios asociados	588.098
Jubilaciones y otros beneficios asociados	4.047.860
Otras transferencias directas a personas	911.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(901.102)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(901.102)**
RECURSOS PROPIOS DE CAPITAL	(901.102)
Ahorro/ Desahorro en Cuenta Corriente	(901.102)
B. GASTOS DE CAPITAL	**100.000**
INVERSIÓN REAL DIRECTA	100.000
Formación Bruta de Capital Fijo	100.000
Maquinaria, equipos y otros bienes muebles	100.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.001.102)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.001.102**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.001.102
Disminución de otros activos financieros	1.001.102
Disminución de disponibilidades	1.001.102
Disminución de caja	1.001.102
B. APLICACIONES FINANCIERAS	**1.001.102**
DÉFICIT FINANCIERO	1.001.102

A0042
Instituto Universitario
de Tecnología de Cabimas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CABIMAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología de Cabimas, se encuentra arraigado desde hace 35 años, en pleno corazón del Estado Zulia, constituyéndose en la primera Institución de educación universitaria que se creó en la Sub-región Costa Oriental del Lago.

En su objetivo de elevar la calidad del sistema de educación universitaria, mejorar la equidad en el acceso y optimizar el desempeño, el 21 de noviembre de 2006 el Comandante Presidente de la República Bolivariana de Venezuela, anunció el lanzamiento de la Misión Alma Mater, dentro de la misma, se propone que 29 Institutos y Colegios Universitarios inicien el proceso de transición a Universidad Politécnica.

Con el objetivo antes mencionado, el Instituto Universitario de Tecnología de Cabimas, comienza a realizar reestructuraciones sustanciales, con cambios de estructura organizativa, y pasa a formar parte del proceso de construcción y elaboración de los Programas Nacionales de Formación (PNF), para así renovar su sistema curricular, posibilitando las carreras técnicas, certificaciones y carreras largas (ingeniería y licenciaturas), entre otras acciones.

Todo ello, con el propósito fundamental que nos rige y direcciona desde el Ministerio del Poder Popular para la Educacion Superior, que no es más que el proceso de transformación universitaria, el cual debe tener un abordaje que involucre tanto lo pedagógico, lo social, y lo administrativo, en un acto integral. Lograr la transformación implica, desaprender unos procesos de enseñanza –aprendizaje, tanto en el profesor formador como en el estudiante, y para ello es necesario deslastrarse de procesos administrativos heredados burocráticos y que obstaculizan dicha transformación. Es necesario abordar tales cambios a través de una gestión incluyente y participativa entre la Institución Universitaria y la Comunidad y viceversa, para articular proyectos de gestión locales que posibiliten el logro de los objetivos expresados en la nueva institucionalidad.

Además, un modelo educativo donde las personas y grupos ejecuten proyectos a partir de problemas comunitarios concretos. Estos proyectos se van ejecutando en una temporalidad, definida por el propio problema estudiado. El conocimiento deberá construirse de manera no enclaustrada, ejecutándose en el seno de las propias comunidades. Este conocimiento por ser aprehendido fundamentalmente a través de la metodología de proyectos, es un conocimiento colectivista, útil, que posibilita la acreditación por experiencia.

Son estas Instituciones factor fundamental en el proceso de transformación universitaria dentro de la Revolución Bolivariana, que exige una propuesta para la educación superior que innove el procedimiento de enseñanza-aprendizaje, resuelva el problema de la exclusión de la educación y que al mismo tiempo revolucione las modalidades tradicionales de estudios universitarios, es decir, lleve la revolución a la educación en general, sobre todo a la educación universitaria, que impulse el proyecto de desarrollo endógeno y sostenible según el plan nacional y forme profesionales críticos con un alto compromiso social, bien preparados pero que al mismo tiempo entiendan la sociedad en la cual se mueven y cuyas funciones tengan que ver con la pertinencia social y respondan a las necesidades locales regionales y nacionales.

Para crear un nuevo país es fundamental revolucionar todo el sistema ideológico, es decir, es imprescindible llevar la revolución a la cultura y a la educación. Debemos trabajar para la recuperación de la calidad de vida, vista como preocupación por la dignidad de la persona, por su capacitación para contribuir a la transformación y mejora de su comunidad, de su región y de su país. Es necesario fomentar en los ciudadanos y ciudadanas el desarrollo del entendimiento y la tolerancia de la diferencia, la comprensión y conocimiento de su patria, su ámbito ecológico, su historia y su cultura.

Para construir un Estado democrático y social de Derecho y de Justicia, mandato prioritario de la Constitución de la República Bolivariana de Venezuela (1999) es necesario que se impulse este proyecto educativo-cultural alternativo del cual forma parte el Instituto, para el rescate de nuestra identidad nacional con un patriotismo real, inscrito dentro de una concepción geopolítica de integración de los países latinoamericanos, que nos permita enfrentar desde una posición de fuerza el proyecto globalizador colonialista.

Una educación en libertad debe ser comunitaria y propiciar la formación de una mentalidad que permita construir una cultura que aliente la solidaridad, la participación, el compromiso militante, la creatividad, la producción espiritual y el rescate de la identidad nacional. El proceso de enseñanza aprendizaje debe fundamentarse en verdaderas comunidades democráticas, con una organización simplificada que destierre las actitudes individualistas y autoritarias, para permitir el desarrollo en todas las áreas y por parte de todos los actores del diálogo abierto, la participación y la crítica, sin temor a ser excluido, reprimido o castigado.

Son los Institutos y Colegios Universitarios en transición a Universidad Politécnica los llamados a ofertar carreras con salidas intermedias, que permitirán el crecimiento de la población estudiantil, mejorará el nivel en la calidad de los profesionales formados, comprometidos; capacitados para ejercer un mejor papel beneficiando así el país, generando calidad humana, social y tecnológica con disciplina, dispuesta a construir el futuro que todos queremos, con responsabilidad y honestidad.

La propuesta de la Institución hacia Universidad Politécnica, busca dar cumplimiento a la Misión de la misma, que busca "Contribuir a la formación de un ser humano integral, centrado en principios y valores fundamentados en la ética socialista, comprometidos con el desarrollo endógeno sustentable, con sensibilidad ambiental, ecológica e identidad local, regional, nacional, latinoamericana y caribeña, en función de la soberanía en todas sus dimensiones, construyendo y aplicando conocimiento científico-tecnológico que impulse la conformación de un mundo pluripolar, multicultural y multiétnico, dentro de un contexto innovador vinculado con la comunidad y genere espacios de reflexión e intercambio de saberes, enmarcado en el proceso educativo permanente, para la transformación socio productiva del país."

Visión: Ser un referente nacional e internacional, en la formación de seres humanos integrales, promotora de pensamiento y conocimientos innovadores, comprometida con el desarrollo endógeno sustentable del país, fundamentada en valores y principios de la sociedad socialista del siglo XXI, en procura de la suprema felicidad social.

Finalmente, este nuevo modelo de institución universitaria, debe impulsar los estudios de postgrado, la investigación desde la construcción del conocimiento a partir de una perspectiva amplia, reflexiva, crítica, transformadora, inter y transdisciplinaria, donde se propicien los diálogos del conocimiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**66.428.365**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	120.000
Venta de otros bienes y servicios	120.000
INGRESOS DE LA PROPIEDAD	130.000
Intereses	130.000
Intereses internos	130.000
Intereses por depósitos	130.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	66.178.365

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Del sector público	66.178.365
Transferencias corrientes internas recibidas del sector público	66.178.365
De la República	66.178.365
FUENTES DE FINANCIAMIENTO	**385.506**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**385.506**
Disminución de otros activos financieros	385.506
Disminución de disponibilidades	385.506
Disminución de Bancos	385.506
TOTAL RECURSOS	**66.813.871**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**66.090.420**
GASTOS DE CONSUMO	48.836.616
Remuneraciones	44.024.230
Sueldos, salarios y otras retribuciones	14.470.852
Beneficios y complementos de sueldos y salarios	19.739.374
Aportes patronales	3.030.189
Prestaciones sociales y otras indemnizaciones	2.623.554
Asistencia socioeconómica	4.040.261
Otros gastos de personal	120.000
Compra de Bienes y servicios	4.812.386

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Bienes de consumo	912.614
Servicios no personales	3.899.772
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.253.804
Al sector privado	17.253.804
Transferencias corrientes al sector privado	17.132.004
Directas a personas	16.736.804
Pensiones y otros beneficios asociados	762.602
Jubilaciones y otros beneficios asociados	15.007.802
Otras transferencias directas a personas	966.400
Otras transferencias corrientes internas al sector privado	395.200
Donaciones corrientes al sector privado	121.800
Donaciones a personas	121.800
GASTOS DE CAPITAL	**383.451**
INVERSION REAL DIRECTA	**383.451**
Formación Bruta de Capital Fijo	383.451
Edificios e instalaciones	10.000
Maquinaria, equipos y otros bienes muebles	343.451
Bienes preexistentes	30.000
APLICACIONES FINANCIERAS	**340.000**
DISMINUCION DE PASIVOS	**340.000**
Disminución de cuentas y efectos por pagar	340.000
Disminución de cuentas y efectos por pagar a corto plazo	300.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	30.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de aportes patronales y retenciones laborales por pagar	230.000
Disminución cuentas por pagar a proveedores a corto plazo	20.000
Disminución cuentas por pagar a contratistas a corto plazo	20.000
Disminución de otras cuentas y efectos por pagar	40.000
Disminución de otras cuentas por pagar a corto plazo	20.000
Disminución de otros efectos por pagar a corto plazo	20.000
TOTAL GASTOS	66.813.871

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105672	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Informe De Ejecución			4		187.115			187.115
105678	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			4		8.799.690			8.799.690
105687	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales	Actividad Realizada			24		887.948			887.948
105689	Desarrollo de los Sistemas Tecnológicos Institucionales	Actividad Realizada			4		151.275			151.275
105690	Formación de Recurso Humano en Pregrado	Alumno Atendido	5.800	6.200	12.000		22.726.857			22.726.857
105694	Estudios de Postgrado	Alumno Atendido	4.922	7.758	12.680		26.000			26.000
105695	Desarrollo del Currículo en las Instituciones de Educación Superior	Actividad Realizada			24		77.000			77.000
105697	Permanencia y Formación Integral del Estudiante	Alumno Atendido	4.922	7.758	12.680		2.957.200			2.957.200
105698	Integración de las Instituciones de Educación Superior con el Entorno	Actividad Realizada			17		187.661			187.661
105700	Profundizar la Investigación Institucional	Actividad Realizada			12		44.000			44.000
105702	Perfeccionamiento de la Producción	Actividad Realizada			12		3.000			3.000
105704	Garantizar el Óptimo Funcionamiento de las Actividades Académicas	Actividad Realizada			12		80.111			80.111
105705	Dotación y Fortalecimiento de los Laboratorios, Talleres Académicos y Plataforma Tecnológica	Dotación			32		159.862			159.862
	TOTAL						36.287.719			36.287.719

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		13.257.538			13.257.538
02	Gestión Administrativa	635.506	862.704			1.498.210
03	Previsión y Protección Social		15.770.404			15.770.404
	TOTAL	**635.506**	**29.890.646**			**30.526.152**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**267**	**231**	**1**	**499**	**7.976.780**	**14.880**	**7.991.660**
Profesional y Técnico	58	16	1	75	969.312	10.800	980.112
Personal Administrativo	109	15		124	1.415.784	4.080	1.419.864
Personal Docente	42	72		114	3.416.276		3.416.276
Personal Médico	3			3	42.516		42.516
Obrero	55	128		183	2.132.892		2.132.892
Personal Fijo a Tiempo Parcial	**3**	**5**	**1**	**9**	**77.712**	**1.200**	**78.912**
Personal Docente	2	3		5	45.612		45.612
Personal Médico	1	2	1	4	32.100	1.200	33.300
Personal Contratado	**203**	**185**	**17**	**405**	**6.322.560**		**6.322.560**
Directivo	1			1	54.768		54.768
Profesional y Técnico	21	6		27	440.616		440.616
Personal Administrativo	39	23	5	67	954.384		954.384
Personal Docente	141	154	2	297	4.667.724		4.667.724
Personal Médico	1	2		3	26.784		26.784
Obrero			10	10	178.284		178.284
TOTAL	473	421	19	913	14.377.052	16.080	14.393.132

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**22**	**10**	**32**	**762.602**
Obreros	7	5	12	178.561
Empleados	2	2	4	26.092
Docentes	13	3	16	557.949
Jubilados	**83**	**126**	**209**	**15.007.802**
Obreros	27	28	55	1.158.797
Docentes	56	98	154	13.849.005
TOTAL	**105**	**136**	**241**	**15.770.404**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	44.024.230
4.02	Materiales, suministros y mercancías	912.614
4.03	Servicios no personales	3.899.772
4.04	Activos reales	383.451
4.07	Transferencias y donaciones	17.253.804
4.11	Disminución de pasivos	340.000
	TOTAL	66.813.871

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**66.428.365**
TRANSFERENCIAS Y DONACIONES CORRIENTES	66.178.365
Del sector público	66.178.365
Transferencias corrientes internas recibidas del sector público	66.178.365
De la República	66.178.365
Recursos Ordinarios	66.178.365
Ingresos por la venta de bienes y servicios de la administración pública	120.000
Venta de otros bienes y servicios	120.000
INGRESOS DE LA PROPIEDAD	130.000
Intereses	130.000
Intereses internos	130.000
Intereses por depósitos	130.000
B. GASTOS CORRIENTES	**66.090.420**
GASTOS DE CONSUMO	48.836.616
Remuneraciones	44.024.230
Sueldos, salarios y otras retribuciones	14.470.852
Beneficios y complementos de sueldos y salarios	19.739.374
Aportes patronales	3.030.189
Prestaciones sociales y otras indemnizaciones	2.623.554
Asistencia socioeconómica	4.040.261
Otros gastos de personal	120.000
Compra de Bienes y servicios	4.812.386
Bienes de consumo	912.614
Servicios no personales	3.899.772
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.253.804
Al sector privado	17.253.804
Transferencias corrientes al sector privado	17.132.004
Directas a personas	16.736.804
Pensiones y otros beneficios asociados	762.602
Jubilaciones y otros beneficios asociados	15.007.802
Otras transferencias directas a personas	966.400
Otras transferencias corrientes internas al sector privado	395.200
Donaciones corrientes al sector privado	121.800
Donaciones a personas	121.800
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**337.945**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**337.945**
RECURSOS PROPIOS DE CAPITAL	337.945
Ahorro/ Desahorro en Cuenta Corriente	337.945
B. GASTOS DE CAPITAL	**383.451**
INVERSIÓN REAL DIRECTA	383.451
Formación Bruta de Capital Fijo	383.451
Edificios e instalaciones	10.000
Maquinaria, equipos y otros bienes muebles	343.451
Bienes preexistentes	30.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(45.506)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**385.506**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	385.506
Disminución de otros activos financieros	385.506
Disminución de disponibilidades	385.506
Disminución de Bancos	385.506
B. APLICACIONES FINANCIERAS	**385.506**
DISMINUCION DE PASIVOS	340.000
Disminución de cuentas y efectos por pagar	340.000
Disminución de cuentas y efectos por pagar a corto plazo	300.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	30.000
Disminución de aportes patronales y retenciones laborales por pagar	230.000
Disminución cuentas por pagar a proveedores a corto plazo	20.000
Disminución cuentas por pagar a contratistas a corto plazo	20.000
Disminución de otras cuentas y efectos por pagar	40.000
Disminución de otras cuentas por pagar a corto plazo	20.000
Disminución de otros efectos por pagar a corto plazo	20.000
DÉFICIT FINANCIERO	45.506

A0043

Instituto Universitario
de Tecnología del Estado Portuguesa

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO PORTUGUESA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología del Estado Portuguesa es una institución de educación superior creada por el Ejecutivo Nacional mediante Decreto N° 2859 del 19 de Septiembre de 1978, a tenor del artículo 10 de la Ley de Universidades. Esta casa de estudios está destinada a la formación de Técnicos Superiores Universitarios en áreas prioritarias que demandan el progreso y desarrollo del Estado Portuguesa, de la región Centro-Occidental y de toda la nación.

Esta casa de estudios, tiene como misión incorporarse al desarrollo económico y social de la región mediante la satisfacción de necesidades referidas a la formación integral de egresados de la más alta calidad en transferencia de conocimientos y manejo de tecnologías, así como la convalidación en el campo de la investigación científico-tecnológica para asumir posiciones de liderazgo en el contexto de la educación superior de la región y el país, con un plan estratégico que garantice el trabajo y la participación colectiva en esta dirección y una administración de los recursos eficiente y efectiva.

El Instituto Universitario de Tecnología del Estado Portuguesa, en la actualidad funciona con tres (3) sedes, la Principal en Acarigua, una Extensión en el Municipio Guanare Capital del Estado y un Programa en el Municipio Turén.

El aporte en el presupuesto asignado por el Ejecutivo Nacional para el año 2010, es de Bs. 41.529.049, distribuidos en la estructura presupuestaria de la siguiente manera, Bs. 29.635.962 para los proyectos y Bs. 11.893.087 en las acciones centralizadas.

Para el Ejercicio Fiscal 2010, la distribución del gasto será como se indica a continuación:

- Gastos de Personal: Contempla Bs. 33.283.287.
- Materiales, Suministros y Mercancías: Con una asignación de Bs. 447.400.
- Servicios No Personales: Comprende Bs. 2.087.276
- Activos Reales: Prevé Bs. 200.000
- Transferencias y Donaciones: Bs. 5.851.086.
- Disminución de Pasivos: Se estimó un monto de Bs. 400.000, destinados a cumplir con los compromisos con proveedores, pendientes de pago correspondientes a años anteriores.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**41.669.049**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	40.000
Intereses	40.000
Intereses internos	40.000
Intereses por depósitos	40.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.529.049
Del sector público	41.529.049
Transferencias corrientes internas recibidas del sector público	41.529.049
De la República	41.529.049
FUENTES DE FINANCIAMIENTO	**600.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**600.000**
Disminución de otros activos financieros	600.000
Disminución de disponibilidades	600.000
Disminución de Bancos	600.000
TOTAL RECURSOS	42.269.049

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**41.669.049**
GASTOS DE CONSUMO	35.817.963
Remuneraciones	33.283.287
Sueldos, salarios y otras retribuciones	11.592.957
Beneficios y complementos de sueldos y salarios	11.351.388
Aportes patronales	1.932.255
Prestaciones sociales y otras indemnizaciones	2.961.630
Asistencia socioeconómica	3.166.956
Otros gastos de personal	2.278.101
Compra de Bienes y servicios	2.534.676
Bienes de consumo	447.400
Servicios no personales	2.087.276
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.851.086
Al sector privado	5.851.086
Transferencias corrientes al sector privado	5.851.086
Directas a personas	5.851.086
Pensiones y otros beneficios asociados	373.889
Jubilaciones y otros beneficios asociados	4.392.197
Otras transferencias directas a personas	1.085.000
GASTOS DE CAPITAL	**200.000**
INVERSION REAL DIRECTA	**200.000**
Formación Bruta de Capital Fijo	200.000
Maquinaria, equipos y otros bienes muebles	200.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**400.000**
DISMINUCION DE PASIVOS	**400.000**
Disminución de cuentas y efectos por pagar	400.000
Disminución de cuentas y efectos por pagar a corto plazo	400.000
Disminución de efectos por pagar a proveedores a corto plazo	400.000
TOTAL GASTOS	42.269.049

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105486	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			3		1.845.244			1.845.244
105489	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			3		7.992.551			7.992.551
105490	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			2		914.738			914.738
105492	Formación de Recursos Humanos en Pregrado	Alumno Atendido	3.500	3.500	7.000		15.067.921			15.067.921
105503	Permanencia y Formación Integral del Estudiante	Alumno Atendido	3.020	3.020	6.040	140.000	2.004.988			2.144.988
105517	Fortalecimiento de la Producción	Dotación			6		882.668			882.668
105541	Funcionamiento de las Actividades Académicas	Alumno	3.850	3.850	7.700		69.760			69.760
105610	Desarrollo de Sistemas Tecnológicos Institucionales	Servicio			245		858.092			858.092
	TOTAL					**140.000**	**29.635.962**			**29.775.962**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.841.843			6.841.843
02	Gestión Administrativa	600.000	285.158			885.158
03	Previsión y Protección Social		4.766.086			4.766.086
	TOTAL	600.000	11.893.087			12.493.087

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**178**	**144**	**38**	**360**	**5.659.280**		**5.659.280**
Directivo		1		1	21.444		21.444
Profesional y Técnico	83	27	12	122	1.635.504		1.635.504
Personal Administrativo	10	2	26	38	374.400		374.400
Personal Docente	27	32		59	1.968.804		1.968.804
Obrero	58	82		140	1.659.128		1.659.128
Personal Fijo a Tiempo Parcial	**2**	**7**		**9**	**62.292**		**62.292**
Profesional y Técnico	2	5		7	26.004		26.004
Personal Docente		2		2	36.288		36.288
Personal Contratado	**150**	**177**		**327**	**3.919.440**		**3.919.440**
Directivo	1	1		2	44.124		44.124
Personal Docente	149	176		325	3.875.316		3.875.316
TOTAL	330	328	38	696	9.641.012		9.641.012

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**7**	**4**	**11**	**373.889**
Obreros	3		3	47.120
Empleados	1	1	2	36.975
Docentes	3	3	6	289.794
Jubilados	**45**	**19**	**64**	**4.392.197**
Obreros	7	3	10	243.178
Docentes	38	16	54	4.149.019
TOTAL	52	23	75	4.766.086

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	33.283.287
4.02	Materiales, suministros y mercancias	447.400
4.03	Servicios no personales	2.087.276
4.04	Activos reales	200.000
4.07	Transferencias y donaciones	5.851.086
4.11	Disminución de pasivos	400.000
	TOTAL	42.269.049

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**41.669.049**
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.529.049
Del sector público	41.529.049
Transferencias corrientes internas recibidas del sector público	41.529.049
De la República	41.529.049
Recursos Ordinarios	41.529.049
Ingresos por la venta de bienes y servicios de la administración pública	100.000
Venta de otros bienes y servicios	100.000
INGRESOS DE LA PROPIEDAD	40.000
Intereses	40.000
Intereses internos	40.000
Intereses por depósitos	40.000
B. GASTOS CORRIENTES	**41.669.049**
GASTOS DE CONSUMO	35.817.963
Remuneraciones	33.283.287
Sueldos, salarios y otras retribuciones	11.592.957
Beneficios y complementos de sueldos y salarios	11.351.388
Aportes patronales	1.932.255
Prestaciones sociales y otras indemnizaciones	2.961.630
Asistencia socioeconómica	3.166.956
Otros gastos de personal	2.278.101
Compra de Bienes y servicios	2.534.676
Bienes de consumo	447.400
Servicios no personales	2.087.276
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.851.086
Al sector privado	5.851.086
Transferencias corrientes al sector privado	5.851.086
Directas a personas	5.851.086
Pensiones y otros beneficios asociados	373.889
Jubilaciones y otros beneficios asociados	4.392.197
Otras transferencias directas a personas	1.085.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**
B. GASTOS DE CAPITAL	**200.000**
INVERSIÓN REAL DIRECTA	200.000
Formación Bruta de Capital Fijo	200.000
Maquinaria, equipos y otros bienes muebles	200.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(200.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**600.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	600.000
Disminución de otros activos financieros	600.000
Disminución de disponibilidades	600.000
Disminución de Bancos	600.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**600.000**
DISMINUCION DE PASIVOS	400.000
Disminución de cuentas y efectos por pagar	400.000
Disminución de cuentas y efectos por pagar a corto plazo	400.000
Disminución de efectos por pagar a proveedores a corto plazo	400.000
DÉFICIT FINANCIERO	200.000

A0045
Instituto Universitario
de Tecnología de Cumaná

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CUMANÁ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El presente instrumento constituye el resumen de ingresos y gastos del Instituto Universitario de Tecnología de Cumaná, correspondiente al ejercicio fiscal 2010, el cual se ajusta a las Directrices emanadas tanto de la Oficina de Planificación, Presupuesto y Control de Gestión del Ministerio del Poder Popular Para la Educación Superior; así como también de la Oficina Nacional de Presupuesto (ONAPRE) en cuanto a la formulación de presupuestos de los Institutos Universitarios del país.

El documento contempla la asignación de recursos financieros a las prioridades fundamentales que conllevarán al Instituto a desarrollar durante el próximo año, a través de proyectos, las actividades académicas en las sedes de Cumaná y Cariaco en el estado Sucre y Punta de Mata, en el Municipio Ezequiel Zamora del estado Monagas, para continuar con la consecución de su misión, visión y actividad principal.

Misión: Formar integralmente a técnicos superiores de calidad y desarrollar programas de investigación, extensión, postgrado y producción con elevados niveles de competitividad.

Visión: Que el Instituto vanguardia de la educación tecnológica del país, se proyecte por el éxito de sus egresados y por la actualización de su personal para la generación de nuevas tecnologías, en las áreas del conocimiento.

Actividad Principal: Aplicación de métodos técnicos y recursos didácticos actualizados, impartidos a estudiantes mediante la continuación de la enseñanza donde la calidad y eficiencia demostrada por nuestros egresados han contribuido al desarrollo del país en especial a la región de oriente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**50.177.495**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	25.000
Venta de otros bienes y servicios	25.000
INGRESOS DE OPERACIÓN	15.000
Ingresos financieros de instituciones financieras	15.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.137.495
Del sector público	50.137.495
Transferencias corrientes internas recibidas del sector público	50.137.495
De la República	50.137.495
FUENTES DE FINANCIAMIENTO	**2.950.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.950.000**
Disminución de otros activos financieros	2.950.000
Disminución de disponibilidades	2.950.000
Disminución de Bancos	2.950.000
TOTAL RECURSOS	53.127.495

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**50.161.495**
GASTOS DE CONSUMO	41.178.561
Remuneraciones	36.419.941
Sueldos, salarios y otras retribuciones	14.835.437
Beneficios y complementos de sueldos y salarios	13.467.533
Aportes patronales	1.556.310
Prestaciones sociales y otras indemnizaciones	1.806.281
Asistencia socioeconómica	4.754.380
Compra de Bienes y servicios	4.758.620
Bienes de consumo	2.473.480
Servicios no personales	2.285.140
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.982.934
Al sector privado	8.982.934
Transferencias corrientes al sector privado	8.982.934
Directas a personas	8.982.934
Pensiones y otros beneficios asociados	663.995
Jubilaciones y otros beneficios asociados	6.693.739
Otras transferencias directas a personas	1.625.200
GASTOS DE CAPITAL	**16.000**
INVERSION REAL DIRECTA	**16.000**
Formación Bruta de Capital Fijo	16.000
Maquinaria, equipos y otros bienes muebles	16.000
APLICACIONES FINANCIERAS	**2.950.000**
DISMINUCION DE PASIVOS	**2.950.000**
Disminución de cuentas y efectos por pagar	2.950.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de cuentas y efectos por pagar a corto plazo	2.950.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.960.000
Disminución de aportes patronales y retenciones laborales por pagar	190.000
Disminución cuentas por pagar a proveedores a corto plazo	800.000
TOTAL GASTOS	53.127.495

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105312	Fortalecimiento de la Planta Física y de los Servicios Generales	Dotación			350		8.059.057			8.059.057
105355	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Dotación			1.500		1.999.240			1.999.240
105356	Desarrollo de Sistemas Tecnológicos Institucionales	Mantenimiento Realizado			6		30.000			30.000
105357	Formación de Recurso Humano en Pregrado	Alumno Atendido	5.000	3.000	8.000		22.089.146			22.089.146
105366	Permanencia y Formación Integral al Estudiante	Alumno Atendido	6.000	2.000	8.000		2.269.577			2.269.577
	TOTAL						**34.447.020**			**34.447.020**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.830.321			7.830.321
02	Gestión Administrativa		3.375.500			3.375.500
03	Previsión y Protección Social	2.990.000	4.484.654			7.474.654
	TOTAL	**2.990.000**	**15.690.475**			**18.680.475**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**168**	**183**		**351**	**5.794.716**	**11.460**	**5.806.176**
Directivo		1		1	47.680		47.680
Profesional y Técnico	42	22		64	499.336	11.460	510.796
Personal Administrativo	30	3		33	383.328		383.328
Personal Docente	64	84		148	3.931.792		3.931.792
Obrero	32	73		105	932.580		932.580
Personal Fijo a Tiempo Parcial	**3**	**4**		**7**	**45.559**	**180**	**45.739**
Profesional y Técnico	3			3	17.815	180	17.995
Personal Administrativo		3		3	17.424		17.424
Personal Médico		1		1	10.320		10.320
Personal Contratado	**262**	**246**		**508**	**4.500.237**		**4.500.237**
Profesional y Técnico	32	13		45	340.672		340.672
Personal Administrativo	49	8		57	279.792		279.792
Personal Docente	145	154		299	3.342.097		3.342.097
Obrero	36	71		107	537.676		537.676
TOTAL	433	433		866	10.340.512	11.640	10.352.152

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**8**	**9**	**17**	**663.995**
Obreros	5	3	8	137.683
Docentes	3	6	9	526.312
Jubilados	**76**	**44**	**120**	**6.693.739**
Obreros	11	18	29	955.241
Docentes	65	26	91	5.738.498
TOTAL	**84**	**53**	**137**	**7.357.734**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	36.419.941
4.02	Materiales, suministros y mercancías	2.473.480
4.03	Servicios no personales	2.285.140
4.04	Activos reales	16.000
4.07	Transferencias y donaciones	8.982.934
4.11	Disminución de pasivos	2.950.000
	TOTAL	53.127.495

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**50.177.495**
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.137.495
Del sector público	50.137.495
Transferencias corrientes internas recibidas del sector público	50.137.495
De la República	50.137.495
Recursos Ordinarios	50.137.495
Ingresos por la venta de bienes y servicios de la administración pública	25.000
Venta de otros bienes y servicios	25.000
INGRESOS DE OPERACION	15.000
Ingresos financieros de instituciones financieras	15.000
B. GASTOS CORRIENTES	**50.161.495**
GASTOS DE CONSUMO	41.178.561
Remuneraciones	36.419.941
Sueldos, salarios y otras retribuciones	14.835.437
Beneficios y complementos de sueldos y salarios	13.467.533
Aportes patronales	1.556.310
Prestaciones sociales y otras indemnizaciones	1.806.281
Asistencia socioeconómica	4.754.380
Compra de Bienes y servicios	4.758.620
Bienes de consumo	2.473.480
Servicios no personales	2.285.140
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.982.934
Al sector privado	8.982.934
Transferencias corrientes al sector privado	8.982.934
Directas a personas	8.982.934
Pensiones y otros beneficios asociados	663.995
Jubilaciones y otros beneficios asociados	6.693.739
Otras transferencias directas a personas	1.625.200
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**16.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**16.000**
RECURSOS PROPIOS DE CAPITAL	16.000
Ahorro/ Desahorro en Cuenta Corriente	16.000
B. GASTOS DE CAPITAL	**16.000**
INVERSIÓN REAL DIRECTA	16.000
Formación Bruta de Capital Fijo	16.000
Maquinaria, equipos y otros bienes muebles	16.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.950.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.950.000
Disminución de otros activos financieros	2.950.000
Disminución de disponibilidades	2.950.000
Disminución de Bancos	2.950.000
B. APLICACIONES FINANCIERAS	**2.950.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCION DE PASIVOS	2.950.000
Disminución de cuentas y efectos por pagar	2.950.000
Disminución de cuentas y efectos por pagar a corto plazo	2.950.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.960.000
Disminución de aportes patronales y retenciones laborales por pagar	190.000
Disminución cuentas por pagar a proveedores a corto plazo	800.000

A0048

Instituto Universitario
de Tecnología del Oeste "Mariscal Sucre"

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL OESTE "MARISCAL SUCRE"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología del Oeste "Mariscal Sucre" (IUTOMS) creado por Decreto Presidencial Nº 2.581 de fecha 12 de Diciembre de 1988, orienta su misión hacia la formación de profesionales en áreas tecnológicas fundamentales para el desarrollo del país, como: Mantenimiento de Equipos Mecánicos, Mantenimiento de Equipos Eléctricos, Mantenimiento de Vías Férreas, Informática y áreas administrativas como: Administración de Empresas y Administración de Personal. En este sentido la visión institucional gira en torno a la eficiencia en el rendimiento académico así como el impulso de la ética y la participación de profesionales que contribuyan con el desarrollo del país.

Para lograr los objetivos planteados en materia educativa, la institución requiere del aporte financiero del Ejecutivo Nacional, a fin de atender la creciente matrícula estudiantil, que para el presente año 2010, se estima en 6.588 alumnos.

Al respecto se señala que los ingresos presupuestarios para el año 2010 son de Bs. 26.924.420, de los cuales Bs. 20.622.960 se destinaran al pago de gastos de personal docente, administrativo y obrero, Bs. 325.500, para los materiales, suministros y mercancías, Bs. 2.164.759 servicios no personales, Bs. 685.984 para la inversión real, Bs. 250.000 por disminución de cuentas por pagar y Bs. 2.875.217 para el pago de transferencias y donaciones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**23.824.420**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	30.000
Venta de otros bienes y servicios	30.000
INGRESOS DE LA PROPIEDAD	372.000
Intereses	372.000
Intereses internos	372.000
Intereses por depósitos	372.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.422.420
Del sector público	23.422.420
Transferencias corrientes internas recibidas del sector público	23.422.420
De la República	23.422.420

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
FUENTES DE FINANCIAMIENTO	**3.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**3.100.000**
Disminución de otros activos financieros	3.100.000
Disminución de disponibilidades	3.100.000
Disminución de Bancos	3.100.000
TOTAL RECURSOS	**26.924.420**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**25.988.436**
GASTOS DE CONSUMO	23.113.219
Remuneraciones	20.622.960
Sueldos, salarios y otras retribuciones	5.827.143
Beneficios y complementos de sueldos y salarios	9.176.408
Aportes patronales	597.575
Prestaciones sociales y otras indemnizaciones	2.172.849
Asistencia socioeconómica	1.610.645
Otros gastos de personal	1.238.340
Compra de Bienes y servicios	2.490.259
Bienes de consumo	325.500
Servicios no personales	2.164.759

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.875.217
Al sector privado	2.875.217
Transferencias corrientes al sector privado	2.846.217
Directas a personas	2.846.217
Pensiones y otros beneficios asociados	101.370
Jubilaciones y otros beneficios asociados	2.307.647
Otras transferencias directas a personas	437.200
Donaciones corrientes al sector privado	29.000
Donaciones a personas	29.000
GASTOS DE CAPITAL	**685.984**
INVERSION REAL DIRECTA	**685.984**
Formación Bruta de Capital Fijo	667.484
Edificios e instalaciones	322.785
Maquinaria, equipos y otros bienes muebles	344.699
Bienes intangibles	18.500
APLICACIONES FINANCIERAS	**250.000**
DISMINUCION DE PASIVOS	**250.000**
Disminución de cuentas y efectos por pagar	250.000
Disminución de cuentas y efectos por pagar a corto plazo	250.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	24.000
Disminución de aportes patronales y retenciones laborales por pagar	118.000
Disminución cuentas por pagar a proveedores a corto plazo	24.000
Disminución cuentas por pagar a contratistas a corto plazo	84.000
TOTAL GASTOS	**26.924.420**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105871	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			3	695.660	3.281.657			3.977.317
105903	Formación de Recurso Humano en Pregrado	Alumno Atendido	2.638	3.950	6.588		11.905.240			11.905.240
105916	Permanencia y Formación Integral del Estudiante	Alumno Atendido	2.638	3.950	6.588		319.200			319.200
	TOTAL					**695.660**	**15.506.097**			**16.201.757**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.436.063			5.436.063
02	Gestión Administrativa	2.806.340	71.243			2.877.583
03	Previsión y Protección Social		2.409.017			2.409.017
	TOTAL	**2.806.340**	**7.916.323**			**10.722.663**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**101**	**111**		**212**	**3.926.375**	**11.970**	**3.938.345**
Directivo	1	2		3	84.787		84.787
Profesional y Técnico	12	6		18	363.092	6.970	370.062
Personal Administrativo	32	12		44	297.076		297.076
Personal Docente	35	65		100	2.749.130		2.749.130
Obrero	21	26		47	432.290	5.000	437.290
Personal Fijo a Tiempo Parcial	**4**	**5**		**9**	**89.608**		**89.608**
Personal Docente	4	5		9	89.608		89.608
Personal Contratado	**39**	**73**		**112**	**1.811.160**		**1.811.160**
Profesional y Técnico	12	4		16	210.290		210.290
Personal Administrativo	11	6		17	257.020		257.020
Personal Docente	10	54		64	1.158.126		1.158.126
Obrero	6	9		15	185.724		185.724
TOTAL	144	189		333	5.827.143	11.970	5.839.113

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**3**		**3**	**101.370**
Empleados	1		1	17.351
Docentes	2		2	84.019
Jubilados	**11**	**12**	**23**	**2.307.647**
Obreros		1	1	77.469
Docentes	11	11	22	2.230.178
TOTAL	14	12	26	2.409.017

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	20.622.960
4.02	Materiales, suministros y mercancías	325.500
4.03	Servicios no personales	2.164.759
4.04	Activos reales	685.984
4.07	Transferencias y donaciones	2.875.217
4.11	Disminución de pasivos	250.000
	TOTAL	26.924.420

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**23.824.420**
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.422.420
Del sector público	23.422.420
Transferencias corrientes internas recibidas del sector público	23.422.420
De la República	23.422.420
Recursos Ordinarios	23.422.420
Ingresos por la venta de bienes y servicios de la administración pública	30.000
Venta de otros bienes y servicios	30.000
INGRESOS DE LA PROPIEDAD	372.000
Intereses	372.000
Intereses internos	372.000
Intereses por depósitos	372.000
B. GASTOS CORRIENTES	**25.988.436**
GASTOS DE CONSUMO	23.113.219
Remuneraciones	20.622.960
Sueldos, salarios y otras retribuciones	5.827.143
Beneficios y complementos de sueldos y salarios	9.176.408
Aportes patronales	597.575
Prestaciones sociales y otras indemnizaciones	2.172.849
Asistencia socioeconómica	1.610.645
Otros gastos de personal	1.238.340
Compra de Bienes y servicios	2.490.259
Bienes de consumo	325.500
Servicios no personales	2.164.759
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.875.217
Al sector privado	2.875.217
Transferencias corrientes al sector privado	2.846.217
Directas a personas	2.846.217
Pensiones y otros beneficios asociados	101.370
Jubilaciones y otros beneficios asociados	2.307.647
Otras transferencias directas a personas	437.200
Donaciones corrientes al sector privado	29.000
Donaciones a personas	29.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(2.164.016)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(2.164.016)**
RECURSOS PROPIOS DE CAPITAL	(2.164.016)
Ahorro/ Desahorro en Cuenta Corriente	(2.164.016)
B. GASTOS DE CAPITAL	**685.984**
INVERSIÓN REAL DIRECTA	685.984
Formación Bruta de Capital Fijo	667.484
Edificios e instalaciones	322.785
Maquinaria, equipos y otros bienes muebles	344.699
Bienes intangibles	18.500
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.850.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.100.000
Disminución de otros activos financieros	3.100.000
Disminución de disponibilidades	3.100.000
Disminución de Bancos	3.100.000
B. APLICACIONES FINANCIERAS	**3.100.000**
DISMINUCION DE PASIVOS	250.000
Disminución de cuentas y efectos por pagar	250.000
Disminución de cuentas y efectos por pagar a corto plazo	250.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	24.000
Disminución de aportes patronales y retenciones laborales por pagar	118.000
Disminución cuentas por pagar a proveedores a corto plazo	24.000
Disminución cuentas por pagar a contratistas a corto plazo	84.000
DÉFICIT FINANCIERO	2.850.000

A0053
Instituto Universitario
de Tecnología Dr. Delfín Mendoza, Tucupita

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DR. DELFÍN MENDOZA, TUCUPITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología "Dr. Delfín Mendoza" de Tucupita, se plantea una política presupuestaria acorde a las disposiciones legales vigentes para el periodo 2010 en concordancia con las orientaciones generales para la formulación del presupuesto según los lineamientos impartidos por la Oficina Nacional de Presupuesto y por el Ministerio del Poder Popular para la Educación Superior, todo ello enmarcado en las disposiciones constitucionales sobre la administración y la función pública; para ello se inicia el proceso de actualización tecnológica y control de las finanzas públicas para el cumplimiento de los objetivos consagrado en la Ley del Estatuto de la Función Pública, Ley Orgánica de la Administración Pública y Ley Orgánica de la Administración Financiera del Sector Público.

La Misión del instituto es la formación de Técnicos Superiores Universitarios, altamente calificados en áreas de su competencia capaces de contribuir con el desarrollo económico, social y cultural del país y de la región oriental, a través de actividades de extensión y producción. La visión de la institución esta enmarcada en que todos sus miembros interactúen en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodología y tecnología caracterizado por la excelencia académica, la efectividad, el liderazgo y el compromiso con la sociedad.

Su finalidad en el campo de la docencia, del proceso de enseñanza y aprendizaje es ampliar y consolidar la formación y oferta de profesionales en las siguientes carreras que se imparten: Administración, Mención: Fiscal y Tributaria, Contaduría Pública; Enfermería; Tecnología Agropecuaria, Mención: Producción Animal y Producción Vegetal; Construcción Civil; Educación Integral; Educación Física y Deportes y Turismo, así como la consolidación de los Programas Nacionales de Formación en Agroalimentaria, Construcción Civil, Informática y Administración, en concordancia con los avances del conocimiento y la tecnología, además de la reorganización de los mercados de trabajo a fin de formar Recursos Humanos emprendedores para ubicarse en los campos de trabajos.

Además el Instituto tiene dos (02) sedes: Temblador, ubicado en el Municipio Libertador y, Aulas Anexas en Barrancas, ubicadas en el Municipio Sotillo del Estado Monagas, y los fines de semanas, funciona el Instituto como aldea universitaria ya que presta apoyo a la Misión Sucre, donde cuenta con 600 estudiantes de 03 Programas Nacionales de Formación (PNF): Estudios Jurídicos, Gestión Ambiental, Gestión Social del Desarrollo Local, e informática.

La Misión Sucre forma parte del organigrama del Instituto como una división de apoyo, existe personal adscrito a la Misión y dentro de este apoyo se incluye: aulas de clases, papelería, transporte fluvial (combustible y lubricantes), viáticos para la supervisión del resto de las aldeas que quedan en Municipios Fluviales y Terrestres. Por ello nuestro presupuesto está orientado también en dicha dirección para poder seguir ayudando, apoyándola y fortaleciendo a la misión bandera del Comandante Presidente Hugo Chávez Frías como es la Misión Sucre.

El presupuesto como instrumento formal de planificación y coordinación de las acciones institucionales a ejecutar el próximo año, esta orientado a la búsqueda de mayor productividad en la gestión, investigación y desarrollo. Así como la atención integral al estudiante e incremento de los servicios de comedor, becas y ayudantías. Todo ello con miras a crear un nuevo modelo de gestión Universitaria afianzado en los valores socialistas.

Entre los objetivos más importantes se encuentran: Formar profesionales universitarios en carreras técnicas que contribuyan con el desarrollo científico y tecnológico, tanto de la región como del país; desarrollar proyectos de investigación y propiciar la adaptación, creación e innovación de tecnología; servir como centro de estudio e investigación, en función de las necesidades tecnológicas del desarrollo regional y nacional; desarrollar proyectos de investigación y extensión orientados a elevar el nivel cultural, científico y social de la región; desarrollar proyectos académicos y administrativos que asignen un óptimo rendimiento nacional de la utilización de los recursos disponibles y, promover en los alumnos una consciencia acorde con la responsabilidad del rol que han de desempeñar en la sociedad, orientado a la democratización y al cultivo de la nacionalidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**36.396.419**
INGRESOS DE OPERACIÓN	85.000
Otros ingresos de operación	85.000
INGRESOS DE LA PROPIEDAD	45.000
Intereses	45.000
Intereses internos	45.000
Intereses por depósitos	45.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	36.266.419
Del sector público	36.266.419
Transferencias corrientes internas recibidas del sector público	36.266.419
De la República	35.023.843
Del Poder Estadal	1.242.576
FUENTES DE FINANCIAMIENTO	**320.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**320.000**
Disminución de otros activos financieros	320.000
Disminución de disponibilidades	320.000
Disminución de caja	320.000
TOTAL RECURSOS	36.716.419

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**36.396.419**
GASTOS DE CONSUMO	33.582.170
Remuneraciones	31.590.834
Sueldos, salarios y otras retribuciones	8.842.216
Beneficios y complementos de sueldos y salarios	16.307.459
Aportes patronales	1.025.542
Prestaciones sociales y otras indemnizaciones	2.799.433
Asistencia socioeconómica	2.591.461
Otros gastos de personal	24.723
Compra de Bienes y servicios	1.991.336
Bienes de consumo	50.000
Servicios no personales	1.941.336
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.814.249
Al sector privado	2.814.249
Transferencias corrientes al sector privado	2.814.249
Directas a personas	2.559.764
Pensiones y otros beneficios asociados	136.214
Jubilaciones y otros beneficios asociados	2.423.550
A instituciones sin fines de lucro	254.485
APLICACIONES FINANCIERAS	**320.000**
DISMINUCION DE PASIVOS	**320.000**
Disminución de cuentas y efectos por pagar	320.000
Disminución de cuentas y efectos por pagar a corto plazo	320.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	170.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000
TOTAL GASTOS	36.716.419

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
105780	Permanencia y Formación Integral del Estudiante	Alumno Atendido	1.434	956	2.390		2.023.949			2.023.949
105789	Satisfacer las Necesidades Comunitarias a través de la Producción	Bien			1.000	85.000	809.260			894.260
105842	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			1		11.127.578			11.127.578
105856	Formación de Recurso Humano en Pregrado	Alumno Atendido	4.200	3.800	8.000		10.555.903		1.242.576	11.798.479
	TOTAL					**85.000**	**24.516.690**		**1.242.576**	**25.844.266**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.786.129			7.786.129
02	Gestión Administrativa	45.000	481.260			526.260
03	Previsión y Protección Social	320.000	2.239.764			2.559.764
	TOTAL	**365.000**	**10.507.153**			**10.872.153**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**203**	**263**		**466**	**6.505.465**	**75.360**	**6.580.825**
Directivo		2		2	65.439		65.439
Profesional y Técnico	44	34		78	1.101.193	18.240	1.119.433
Personal Administrativo	86	21		107	1.039.577	54.720	1.094.297
Personal Docente	24	29		53	1.921.304		1.921.304
Personal Médico		2		2	35.430	2.400	37.830
Obrero	49	175		224	2.342.522		2.342.522
Personal Fijo a Tiempo Parcial	**7**	**3**		**10**	**138.605**		**138.605**
Profesional y Técnico	1			1	6.874		6.874
Personal Docente	3	3		6	107.657		107.657
Personal Médico	3			3	24.074		24.074
Personal Contratado	**195**	**176**		**371**	**2.698.556**		**2.698.556**
Directivo	1			1	5.096		5.096
Personal Docente	194	176		370	2.693.460		2.693.460
TOTAL	405	442		847	9.342.626	75.360	9.417.986

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**4**		**4**	**142.286**
Obreros	1		1	21.956
Docentes	3		3	120.330
Jubilados	**13**	**22**	**35**	**2.417.478**
Obreros	4	7	11	495.121
Docentes	9	15	24	1.922.357
TOTAL	**17**	**22**	**39**	**2.559.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	31.590.834
4.02	Materiales, suministros y mercancías	50.000
4.03	Servicios no personales	1.941.336
4.07	Transferencias y donaciones	2.814.249
4.11	Disminución de pasivos	320.000
	TOTAL	**36.716.419**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**36.396.419**
TRANSFERENCIAS Y DONACIONES CORRIENTES	36.266.419
Del sector público	36.266.419
Transferencias corrientes internas recibidas del sector público	36.266.419
De la República	35.023.843
Recursos Ordinarios	35.023.843
Del Poder Estadal	1.242.576
INGRESOS DE OPERACION	85.000
Otros ingresos de operación	85.000
INGRESOS DE LA PROPIEDAD	45.000
Intereses	45.000
Intereses internos	45.000
Intereses por depósitos	45.000
B. GASTOS CORRIENTES	**36.396.419**
GASTOS DE CONSUMO	33.582.170
Remuneraciones	31.590.834
Sueldos, salarios y otras retribuciones	8.842.216
Beneficios y complementos de sueldos y salarios	16.307.459
Aportes patronales	1.025.542
Prestaciones sociales y otras indemnizaciones	2.799.433
Asistencia socioeconómica	2.591.461
Otros gastos de personal	24.723
Compra de Bienes y servicios	1.991.336
Bienes de consumo	50.000
Servicios no personales	1.941.336
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.814.249
Al sector privado	2.814.249
Transferencias corrientes al sector privado	2.814.249
Directas a personas	2.559.764
Pensiones y otros beneficios asociados	136.214
Jubilaciones y otros beneficios asociados	2.423.550
A instituciones sin fines de lucro	254.485
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**320.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	320.000
Disminución de otros activos financieros	320.000
Disminución de disponibilidades	320.000
Disminución de caja	320.000
B. APLICACIONES FINANCIERAS	**320.000**
DISMINUCION DE PASIVOS	320.000
Disminución de cuentas y efectos por pagar	320.000
Disminución de cuentas y efectos por pagar a corto plazo	320.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	170.000
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	100.000

A0058
Instituto Universitario
de Barlovento

INSTITUTO UNIVERSITARIO DE BARLOVENTO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Barlovento, es una Institución que tiene como Misión formar técnicos superiores especializados en sus áreas que respondan a las exigencias de la competitividad exigida por el entorno. Sin embargo el proceso orienta nuestra misión hacia la formación integral de un individuo con sentido humanista, que sea capaz de construir su propio conocimiento y coadyuvar las bases de una estructura social productiva con valores socialistas. Esta adaptación nos permitirá reorientar de forma profunda y analítica el proceso de Modernización y Transformación con un nuevo modelo de estructura organizativa que se ha diseñando en atención a las necesidades que actualmente vive la Institución. Lo que significa que las áreas que la contienen deben adecuarse de manera armónica a las exigencias de dichos proceso y a los requerimientos de pertenencia local, regional y Nacional.

En ese orden de ideas, la nueva estructura promueve la participación democrática de cada uno de los miembros que la constituyen, al mismo tiempo permite la agilización de los procesos que se ejecutan. Además define los canales a través de los cuales fluyen las comunicaciones representados por unas líneas pespunteadas de forma vertical y horizontal, entre las diversas áreas. Los cargos están claramente establecidos por jerarquía, autoridad y responsabilidad, indicando de manera precisa los órganos con categoría de Staff-Asesores.

Todo ello en aras de la consecución de los fines y metas propuestas por la institución y del fortalecimiento del rol educativo de esta casa de estudio en pro de la excelencia académica y del desarrollo de la región.

Filosofía de gestión:

Misión: El Instituto Universitario de Barlovento (Hacia la Universidad Politécnica), debe promover a través de la docencia, investigación y extensión, valores de solidaridad, justicia, cooperación e igualdad, y garantizar el compromiso, en todas las actividades de índole educativa; ello exige una educación superior de calidad, inclusiva, pensada para todos los ciudadanos y ciudadanas sin discriminaciones de género, raza, cultura, o por razones geográficas, socioeconómicas o de discapacidad física, orientada a la transformación del individuo como protagonista social en la construcción del poder popular.

Visión: Ser el modelo principal integral del Sistema Nacional de Educación superior en el marco del modelo socialista, donde los procesos de formación, creación intelectual y vinculación social, estén orientados al desarrollo humano, integral y sustentable, promoviendo valores de solidaridad, igualdad, justicia social y la consolidación de una república soberana, democrática, participativa y protagónica, priorizando las necesidades propias de las comunidades, regiones y Estados de la República bolivariana de Venezuela

El instituto Universitario de Barlovento con miras hacia la Universidad Politécnica plantea los siguientes Objetivos:

- Formar profesionales universitarios humanistas con pertenencia social en pro del desarrollo local, regional y nacional.
- Garantizar una educación de calidad en el marco de la situación real del entorno en cuanto a las potencialidades de la región.
- Brindar atención integral al estudiante en los servicios de becas, transporte, salud, alimentación, entre otras.
- Diseñar un modelo organizativo que promueva la participación democrática y protagónica, de todos los miembros de la comunidad interna y externa.

- Establecer planes y programas de capacitación y actualización del personal Docente, Administrativo y Obrero, acorde a las necesidades institucionales en correspondencia con lo que demanda el entorno.

- Equilibrar las acciones institucionales con los lineamientos del ejecutivo nacional.

Políticas corporativas

- Diseñar Sistemas de Integración que permita el desarrollo de la Zona Especial Barlovento

- Garantizar el bienestar a todos los que conforman la comunidad universitaria y de las comunidades.

- Promover y desarrollar la preservación y conservación del ambiente.

- Desarrollar un plan de pertenencia social que facilite la participación espontánea de la comunidad universitaria, en la preservación y mantenimiento de los bienes de la institución.

- Promover la participación de la comunidad universitaria en la elaboración de los planes y programas institucionales.

- Vinculación permanente con organismos y/o instituciones nacionales e internacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**19.062.455**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.062.455
Del sector público	19.062.455
Transferencias corrientes internas recibidas del sector público	19.062.455
De la República	19.062.455
TOTAL RECURSOS	19.062.455

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**19.062.455**
GASTOS DE CONSUMO	17.926.300
Remuneraciones	17.420.662
Sueldos, salarios y otras retribuciones	6.005.040
Beneficios y complementos de sueldos y salarios	5.680.245
Aportes patronales	653.744
Prestaciones sociales y otras indemnizaciones	1.422.690
Asistencia socioeconómica	2.548.943
Otros gastos de personal	1.110.000
Compra de Bienes y servicios	505.638
Bienes de consumo	182.500
Servicios no personales	323.138
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.136.155
Al sector privado	1.136.155
Transferencias corrientes al sector privado	1.136.155
Directas a personas	1.136.155
Pensiones y otros beneficios asociados	151.680
Jubilaciones y otros beneficios asociados	984.475
TOTAL GASTOS	19.062.455

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105746	Desarrollo de Sistemas Tecnológicos Institucionales	Plataforma Tecnológica			10		116.870			116.870
105774	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales	Dotación			43		102.970			102.970
105777	Fortalecimiento de la Planta Fisica y de los Servicios Generales	Mantenimiento Realizado			1.058		5.011.538			5.011.538
105792	Permanencia y Formación Integral del Estudiante	Alumno Atendido	2.550	1.700	4.250		162.395			162.395
105793	Formación de Recursos Humano en Pregrado	Alumno Atendido	2.395	1.505	3.900		9.311.364			9.311.364
105826	Funcionamiento de las Actividades Académicas	Servicio Prestado			15.000		465.410			465.410
105849	Fomento de la Investigación Institucional	Investigación			15		45.370			45.370
105911	Desarrollo del Currículo en las Instituciones de Educación Superior	Diseño			7		49.920			49.920
105912	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Organización Fortalecida			1		549.860			549.860
105917	Integración de las Instituciones de Educación Superior con el Entorno	Programa			365		147.455			147.455
	TOTAL						**15.963.152**			**15.963.152**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.457.510			1.457.510
02	Gestión Administrativa		505.638			505.638
03	Previsión y Protección Social		1.136.155			1.136.155
	TOTAL		**3.099.303**			**3.099.303**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**65**	**76**	**3**	**144**	**2.403.780**		**2.403.780**
Profesional y Técnico	24	10	1	35	433.464		433.464
Personal Administrativo	9	2		11	127.884		127.884
Personal Docente	16	15		31	1.043.712		1.043.712
Obrero	16	49	2	67	798.720		798.720
Personal Contratado	**82**	**96**	**13**	**191**	**2.559.180**		**2.559.180**
Directivo		3		3	70.416		70.416
Profesional y Técnico	13	3		16	187.524		187.524
Personal Administrativo	16	3	7	26	255.552		255.552
Personal Docente	47	78	2	127	1.824.768		1.824.768
Obrero	6	9	4	19	220.920		220.920
TOTAL	147	172	16	335	4.962.960		4.962.960

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**3**	**3**	**151.680**
Docentes		3	3	151.680
Jubilados	**5**	**9**	**14**	**984.475**
Docentes	5	9	14	984.475
TOTAL	5	12	17	1.136.155

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	17.420.662
4.02	Materiales, suministros y mercancías	182.500
4.03	Servicios no personales	323.138
4.07	Transferencias y donaciones	1.136.155
	TOTAL	**19.062.455**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**19.062.455**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.062.455
Del sector público	19.062.455
Transferencias corrientes internas recibidas del sector público	19.062.455
De la República	19.062.455
Recursos Ordinarios	19.062.455
B. GASTOS CORRIENTES	**19.062.455**
GASTOS DE CONSUMO	17.926.300
Remuneraciones	17.420.662
Sueldos, salarios y otras retribuciones	6.005.040
Beneficios y complementos de sueldos y salarios	5.680.245
Aportes patronales	653.744
Prestaciones sociales y otras indemnizaciones	1.422.690
Asistencia socioeconómica	2.548.943
Otros gastos de personal	1.110.000
Compra de Bienes y servicios	505.638
Bienes de consumo	182.500
Servicios no personales	323.138
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.136.155
Al sector privado	1.136.155
Transferencias corrientes al sector privado	1.136.155
Directas a personas	1.136.155
Pensiones y otros beneficios asociados	151.680
Jubilaciones y otros beneficios asociados	984.475
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0060
Instituto Universitario
de Tecnología de Caripito

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CARIPITO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología Caripito inicia sus actividades académico-administrativas en el año 1983, como extensión del Instituto Universitario de Tecnología Cumaná, con la especialidad de Petróleo en las menciones: Exploración y Geofísica, además de la carrera Construcción Civil. Para el año 1988 se establece como Instituto independiente, según Decreto N° 2008, Gaceta Oficial N° 33.908, de fecha 18-02-1988. Se encuentra ubicado en la población de Caripito, Municipio Bolívar del Estado Monagas.

Actualmente se dictan las carreras: Construcción Civil, Mantenimiento en las menciones: Equipos Mecánicos y Equipos Eléctricos, Enfermería e Informática. Como Institución adscrita del Ministerio del Poder Popular para la Educación Superior tiene como misión primordial la formación de un recurso humano altamente calificado de acuerdo a las exigencias del país.

Para cumplir con sus funciones y alcanzar las metas previstas, la institución cuenta con unas transferencias del Ejecutivo Nacional de Bs. 29.859.719, desagregados de la siguiente forma, para cubrir gastos de personal Bs. 23.182.896, materiales, suministros y mercancías Bs. 1.402.065, servicios no personales Bs. 3.042.330, activos reales Bs. 280.126, transferencias y donaciones Bs. 1.912.702 y cancelación de pasivos Bs. 39.600.

El Instituto, cuenta para este ejercicio fiscal con una planta de personal de 94 profesionales y técnicos, 83 administrativos, 215 docentes y 102 obreros, para los cuales se destinan recursos en virtud de cumplir con todos los beneficios económicos que por Ley les corresponde, incluyendo lo referente a contratación colectiva, también se ha tomado en cuenta lo referente a su protección personal en el área de seguridad higiene y ambiente de trabajo seguro, mejora laboral en cuanto al proceso de formación para el trabajo.

En el área de enseñanza, se garantizan los servicios estudiantiles para la atención de un número de 4.668 alumnos, para lo cual se proyectó la asignación de recursos para: 75 becas en efectivo, 27 ayudantías, atención a 1.583 estudiantes por servicio de comida, preparadurías, pasantías, créditos educativos, servicios médicos, transporte, ayudas eventuales y extraordinarias, así como otros servicios que se requieran para lograr la atención integral del estudiantado.

En este orden, en virtud de impulsar el rápido avance en el área de la tecnologías de información se ha fomentado el establecimiento de grupos de desarrolladores y difusores de las nuevas tecnologías con alumnos de la carrera Informática, en el área de Mantenimiento, visitas guiadas a empresas básicas, para fomentar el conocimiento real y familiarización con las tecnologías que allí se manejan.

La institución se plantea el reto de lograr una estructura adecuada y fortalecer su nivel operativo para su paso a Universidad Politécnica, así como el incremento de la capacidad de atención del estudiantado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**29.859.719**
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.859.719
Del sector público	29.859.719
Transferencias corrientes internas recibidas del sector público	29.859.719
De la República	29.859.719
TOTAL RECURSOS	**29.859.719**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**29.539.993**
GASTOS DE CONSUMO	27.627.291
Remuneraciones	23.182.896
Sueldos, salarios y otras retribuciones	9.115.358
Beneficios y complementos de sueldos y salarios	8.687.246
Aportes patronales	1.284.857
Prestaciones sociales y otras indemnizaciones	1.202.416
Asistencia socioeconómica	2.442.019
Otros gastos de personal	451.000
Compra de Bienes y servicios	4.444.395
Bienes de consumo	1.402.065
Servicios no personales	3.042.330

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.912.702
Al sector privado	1.912.702
Transferencias corrientes al sector privado	1.912.702
Directas a personas	1.912.702
Pensiones y otros beneficios asociados	267.159
Jubilaciones y otros beneficios asociados	1.405.143
Otras transferencias directas a personas	240.400
GASTOS DE CAPITAL	**280.126**
INVERSION REAL DIRECTA	**280.126**
Formación Bruta de Capital Fijo	280.126
Maquinaria, equipos y otros bienes muebles	280.126
APLICACIONES FINANCIERAS	**39.600**
DISMINUCION DE PASIVOS	**39.600**
Disminución de cuentas y efectos por pagar	39.600
Disminución de cuentas y efectos por pagar a corto plazo	39.600
Disminución de sueldos, salarios y otras remuneraciones por pagar	24.000
Disminución de aportes patronales y retenciones laborales por pagar	3.600
Disminución cuentas por pagar a proveedores a corto plazo	12.000
TOTAL GASTOS	29.859.719

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105797	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			4		92.696			92.696
105803	Permanencia y Formación Integral del Estudiante	Estudiante			4.668		2.633.360			2.633.360
105812	Desarrollo de Sistemas Tecnológicos Institucionales	Plan			1		292.948			292.948
105821	Dotación de Materiales y Suministros. Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			2		183.795			183.795
105837	Formación de Recursos Humanos en Pregrado	Alumno			4.668		11.764.281			11.764.281
105838	Estudios de Postgrado	Plan			1		10.200			10.200
105853	Funcionamiento de las Actividades Académicas	Plan			3		19.787			19.787
105854	Integración de las Instituciones de Educación Superior con el Entorno	Plan			3		72.974			72.974
105855	Desarrollo y Proyección de la Investigación Institucional	Plan			4		11.618			11.618
105857	Satisfacer las Necesidades Comunitarias, a través de la Producción	Plan			4		16.906			16.906
105860	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			4		5.322.327			5.322.327
105889	Evaluación y Actualización de los Sistemas Curriculares y Pedagógicos	Plan			1		2.000			2.000
	TOTAL						**20.422.892**			**20.422.892**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.515.688			6.515.688
02	Gestión Administrativa		1.248.837			1.248.837
03	Previsión y Protección Social		1.672.302			1.672.302
	TOTAL		9.436.827			9.436.827

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**136**	**147**	**40**	**323**	**5.024.296**		**5.024.296**
Profesional y Técnico	29	21	9	59	779.250		779.250
Personal Administrativo	37	5	23	65	326.577		326.577
Personal Docente	49	57		106	2.800.424		2.800.424
Obrero	21	64	8	93	1.118.045		1.118.045
Personal Contratado	**83**	**77**	**9**	**169**	**2.356.268**		**2.356.268**
Profesional y Técnico	18	14	3	35	473.680		473.680
Personal Administrativo	7	11		18	215.793		215.793
Personal Docente	58	51		109	1.582.876		1.582.876
Obrero		1	6	7	83.919		83.919
TOTAL	219	224	49	492	7.380.564		7.380.564

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**	**6**	**7**	**267.159**
Obreros		2	2	38.387
Docentes	1	4	5	228.772
Jubilados	**5**	**21**	**26**	**1.405.143**
Obreros	2	2	4	147.776
Docentes	3	19	22	1.257.367
TOTAL	6	27	33	1.672.302

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	23.182.896
4.02	Materiales, suministros y mercancías	1.402.065
4.03	Servicios no personales	3.042.330
4.04	Activos reales	280.126
4.07	Transferencias y donaciones	1.912.702
4.11	Disminución de pasivos	39.600
	TOTAL	**29.859.719**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**29.859.719**
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.859.719
Del sector público	29.859.719
Transferencias corrientes internas recibidas del sector público	29.859.719
De la República	29.859.719
Recursos Ordinarios	29.859.719
B. GASTOS CORRIENTES	**29.539.993**
GASTOS DE CONSUMO	27.627.291
Remuneraciones	23.182.896
Sueldos, salarios y otras retribuciones	9.115.358
Beneficios y complementos de sueldos y salarios	8.687.246
Aportes patronales	1.284.857
Prestaciones sociales y otras indemnizaciones	1.202.416
Asistencia socioeconómica	2.442.019
Otros gastos de personal	451.000
Compra de Bienes y servicios	4.444.395
Bienes de consumo	1.402.065
Servicios no personales	3.042.330

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.912.702
Al sector privado	1.912.702
Transferencias corrientes al sector privado	1.912.702
Directas a personas	1.912.702
Pensiones y otros beneficios asociados	267.159
Jubilaciones y otros beneficios asociados	1.405.143
Otras transferencias directas a personas	240.400
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**319.726**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**319.726**
RECURSOS PROPIOS DE CAPITAL	319.726
Ahorro/ Desahorro en Cuenta Corriente	319.726
B. GASTOS DE CAPITAL	**280.126**
INVERSIÓN REAL DIRECTA	280.126
Formación Bruta de Capital Fijo	280.126
Maquinaria, equipos y otros bienes muebles	280.126
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**39.600**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**39.600**
SUPERÁVIT FINANCIERO	39.600
B. APLICACIONES FINANCIERAS	**39.600**
DISMINUCION DE PASIVOS	39.600
Disminución de cuentas y efectos por pagar	39.600
Disminución de cuentas y efectos por pagar a corto plazo	39.600
Disminución de sueldos, salarios y otras remuneraciones por pagar	24.000
Disminución de aportes patronales y retenciones laborales por pagar	3.600
Disminución cuentas por pagar a proveedores a corto plazo	12.000

A0080
Universidad del Zulia
(LUZ)

UNIVERSIDAD DEL ZULIA (LUZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La política presupuestaria en cualquier institución pública o privada, contiene un conjunto de líneas estratégicas y acciones debidamente priorizadas, que orientan la formulación de los proyectos estratégicos, a corto y mediano plazo, como parte del Plan de Desarrollo Estratégico Institucional. Asimismo, la formulación del Presupuesto de las Universidades Nacionales para el ejercicio fiscal 2010, deberá elaborarse de acuerdo a las orientaciones emanadas del Ministerio del Poder Popular para la Educación Superior (MPPES), fundamentadas en los ordenamientos de la Oficina Nacional de Presupuesto (ONAPRE).

Los aspectos generales considerados en la formulación del Presupuesto 2010, corresponden a:

- Considerar las Líneas Generales del Proyecto Nacional Simón Bolívar, "Primer Plan Socialista".
- Universalización de la Educación Superior.
- Desarrollo de nuestras capacidades para la generación y socialización de conocimiento.
- Nuevo modelo educativo, centrado en la formación ética dirigido a la transformación social, la comprensión de nuestras realidades y entornos la producción socialista y que de lugar a la diversidad de necesidades y expectativas de formación.
- Transformación y desarrollo de las Instituciones de Educación Superior.
- Todos los Proyectos que servirán de fundamento para la elaboración del Presupuesto 2010, deben considerar las limitaciones fiscales existentes orientando la aplicación de los recursos disponibles con criterios de austeridad, maximizando el ahorro en la distribución del gasto.
- Promover la vinculación social con el entorno, incentivando y estimulando a los y las responsables de proyectos a que se articulen con su entorno para resolver problemas a las comunidades, con estrecha interrelación con los Consejos Comunales.
- Fomentar la conciencia del deber social, mediante el trabajo comunitario o servicio voluntario de las y los trabajadores fuera de la jornada laboral; reconociéndole positivamente dichas actividades para la evaluación de su desempeño dentro de la institución.

Además, debe revisar y analizar los siguientes elementos que conforman la estructura presupuestaria universitaria vigente:

- Vinculación entre los indicadores (Situación Actual y Situación Objetivo), el planteamiento del problema o necesidad que origina el Proyecto y el resultado generado en cada uno de los Proyectos.
- Designación de los funcionarios o funcionarias responsables de cada uno de los proyectos, distintos a las máximas autoridades, con el propósito de garantizar la continuidad administrativa de la ejecución de los mismos.
- Correspondencia entre las acciones específicas, el objetivo general y el objetivo específico del Proyecto.
- Coherencia entre lo físico y lo financiero.

Los aspectos macroeconómicos que sirven de guía para la formulación del Presupuesto 2010 son:

- Valor de la Unidad Tributaria (UT) en Bs. 55, para el cálculo de las asignaciones del Bono de Alimentación y para todo lo que esté indicado en la UT.

- Alícuota impositiva del IVA 12%.
- Tasa de Cambio en Bs. 2,15 por $.

Las fuentes de financiamiento del Presupuesto, además del aporte del Ejecutivo Nacional debe incluir la estimación de ingresos propios y otras fuentes.

La estructura laboral del personal activo y pasivo será aplicando la tabla de sueldos y salarios, establecidos en las Normas de Homologación 2006 – 2007.

Para el cálculo del Bono Vacacional, se tomarán 80 días y 90 días para el cálculo del Bono de Fin de Año.

Los Servicios Estudiantiles están programados en los mismos niveles del año 2009.

Las estimaciones del Presupuesto de Ingresos de LUZ correspondiente al ejercicio fiscal 2010, totaliza la cifra de Bs. 871.611.165, donde el aporte del Ejecutivo Nacional (Bs. 788.963.801) representa el 90% del Presupuesto, los ingresos propios reglamentarios integrados por los recursos provenientes de las actividades propias de la institución (Bs. 54.047.364), tales como matrícula, aranceles, venta de bienes y servicios entre otros, constituyen el 6,20 % y la utilización de los saldos de caja (Bs. 25.000.000) cubre el restante 3,8%. Esta fuente, prevé las transferencias de los fondos de pensión y jubilación del personal docente.

Se emprenderán acciones para la captación de recursos a través de la Ley Orgánica de Ciencias, Tecnología e Innovación (LOCTI), para activar el acercamiento de LUZ con el sector externo.

La Universidad del Zulia, atenderá una matrícula aproximada de 64.400 estudiantes de pregrado y 7.726 profesionales de posgrado, prevé ejecutar 284 proyectos de investigación, contempla continuar manteniendo el primer lugar en el Programa de Promoción al Investigador (PPI) con un incremento del 10% (1.323 investigadores acreditados), realizará 5.500 actividades de extensión y atenderá aproximadamente a 47.712 beneficiarios en los diferentes servicios estudiantiles (becas, preparadurias, ayudantías, comedor, transporte, residencia, servicios médicos y odontológicos, entre otros).

Para apoyar la gestión, la Universidad del Zulia contará con un talento humano activo conformado por 6.799 trabajadores de los cuales 167 corresponden al personal directivo, 3.191 que desempeñan labores de docencia e investigación, 1.191 profesional y técnico, 1.375 administrativos de apoyo y 874 obreros. La clasificación del talento humano por género es de 3.783 cargos ocupados por mujeres (56%) y 3.016 cargos ocupados por hombres (44%).

Los Proyectos obedecen al cumplimiento y logro de la misión de la Universidad, representan el 45% del total del gasto. La docencia, investigación y extensión, son los procesos medulares por lo que constituyen sus funciones básicas o académicas, desempeñadas en cada una de sus Facultades y Núcleos donde el 37,16% están dirigidos al Proyecto de Formación Integral del Estudiante; 9,68% orientado al gasto de los Proyectos de Fortalecimiento y Desarrollo de la Gestión Científica y el restante 8,16% Desarrollo y Mantenimiento de la Infraestructura.

Las Acciones Centralizadas constituyen el 55% del total del gasto, representando todos aquellos procesos de apoyo para el desarrollo de la función académica. Tales procesos realizados por los Despachos Rectorales y las Dependencias Centrales y soportan, no solo a estas actividades, sino a la gerencia universitaria.

La acción centralizada previsión y protección social, detalla los aportes y subvenciones de 4.826 trabajadores jubilados, pensionados y los pagos a realizar a 661 pensiones de sobrevivencia.

Los gastos corrientes o de consumo y/o producción representan el 93,79% del presupuesto total, los gastos de inversión el 3,34% y las aplicaciones financieras el 2,87% restante.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**846.611.165**
INGRESOS DE OPERACIÓN	54.047.364
Otros ingresos de operación	54.047.364
TRANSFERENCIAS Y DONACIONES CORRIENTES	792.563.801
Del sector Privado	3.600.000
Transferencias corrientes internas recibidas del sector privado	3.600.000
De instituciones sin fines de lucro	3.600.000
Del sector público	788.963.801
Transferencias corrientes internas recibidas del sector público	788.963.801
De la República	788.963.801
FUENTES DE FINANCIAMIENTO	**25.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	25.000.000
Disminución de otros activos financieros	25.000.000
Disminución de disponibilidades	25.000.000
Disminución de caja	25.000.000
TOTAL RECURSOS	871.611.165

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**815.921.366**
GASTOS DE CONSUMO	494.303.128
Remuneraciones	403.658.596
Sueldos, salarios y otras retribuciones	140.093.976
Beneficios y complementos de sueldos y salarios	188.637.345
Aportes patronales	27.196.422
Prestaciones sociales y otras indemnizaciones	24.331.068
Asistencia socioeconómica	23.399.785
Compra de Bienes y servicios	90.644.532
Bienes de consumo	25.922.013
Servicios no personales	64.722.519
TRANSFERENCIAS Y DONACIONES CORRIENTES	321.618.238
Al sector privado	321.000.423
Transferencias corrientes al sector privado	320.568.263
Directas a personas	236.711.864
Pensiones y otros beneficios asociados	21.040.320
Jubilaciones y otros beneficios asociados	215.671.544
A instituciones sin fines de lucro	12.190.087
Otras transferencias corrientes internas al sector privado	71.666.312
Donaciones corrientes al sector privado	432.160
Donaciones a personas	432.160
Al sector externo	617.815
Transferencias corrientes al exterior	617.815
Becas de capacitación e investigación en el exterior	617.815

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**29.115.489**
INVERSION REAL DIRECTA	29.115.489
Formación Bruta de Capital Fijo	29.115.489
Maquinaria, equipos y otros bienes muebles	479.051
Bienes preexistentes	26.477.608
Construcciones de bienes de dominio privado	1.435.444
Construcciones de bienes de dominio público	723.386
APLICACIONES FINANCIERAS	**26.574.310**
DISMINUCION DE PASIVOS	26.574.310
Disminución de cuentas y efectos por pagar	26.574.310
Disminución de cuentas y efectos por pagar a corto plazo	26.574.310
Disminución de sueldos, salarios y otras remuneraciones por pagar	26.574.310
TOTAL GASTOS	871.611.165

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105394	Formación de Pregrado en Carreras Largas.	Alumno Atendido	38.640	25.760	64.400	12.322.066	251.885.856			264.207.922
105395	Formación de Postgrado.	Alumno Atendido	4.636	3.090	7.726	14.175.997	9.825.067			24.001.064
105396	Generación. Divulgación y Aplicación del Conocimiento.	Investigación			284	2.084.354	21.163.673			23.248.027
105397	Intercambio del Conocimiento con la Sociedad.	Actividad			7.020	10.625.837	12.755.317			23.381.154
105399	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Usuario Atendido	42.000	28.000	70.000	2.152.447	11.310.173			13.462.620
105400	Captación, Permanencia y Formación Integral del Estudiante.	Alumno Atendido	30.059	17.653	47.712	2.524.143	28.784.599			31.308.742
105406	Desarrollo y Mantenimiento de la Infraestructura.	Metro Cuadrado			204.001	3.576.462	13.806.517			17.382.979
	TOTAL					**47.461.306**	**349.531.202**			**396.992.508**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	115.287	109.534.007			109.649.294
02	Gestión Administrativa	6.470.771	34.516.227		25.000.000	65.986.998
03	Previsión y Protección Social		295.382.365		3.600.000	298.982.365
	TOTAL	**6.586.058**	**439.432.599**		**28.600.000**	**474.618.657**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.043**	**2.296**		**5.339**	**120.243.624**	**5.325.443**	**125.569.067**
Directivo	87	80		167	6.858.084	718.954	7.577.038
Profesional y Técnico	806	362		1.168	22.945.188		22.945.188
Personal Administrativo	713	399		1.112	12.764.592		12.764.592
Personal Docente	1.284	783		2.067	69.418.812	4.565.509	73.984.321
Obrero	153	672		825	8.256.948	40.980	8.297.928
Personal Fijo a Tiempo Parcial	**229**	**232**		**461**	**5.832.036**	**381.459**	**6.213.495**
Profesional y Técnico	10	13		23	268.584		268.584
Personal Administrativo		2		2	17.928		17.928
Personal Docente	219	217		436	5.545.524	381.459	5.926.983
Personal Contratado	**511**	**488**		**999**	**14.018.316**		**14.018.316**
Profesional y Técnico	61	50		111	2.280.072		2.280.072
Personal Administrativo	85	65		150	1.719.924		1.719.924
Personal Docente	350	339		689	9.549.096		9.549.096
Obrero	15	34		49	469.224		469.224
TOTAL	3.783	3.016		6.799	140.093.976	5.706.902	145.800.878

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**156**	**91**	**247**	**3.345.656**
Obreros	57	47	104	1.289.601
Empleados	78	30	108	1.496.873
Docentes	21	14	35	559.182
Jubilados	**1.995**	**2.722**	**4.717**	**188.697.189**
Obreros	96	597	693	10.627.385
Empleados	1.010	717	1.727	38.873.321
Docentes	889	1.408	2.297	139.196.483
TOTAL	2.151	2.813	4.964	192.042.845

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	403.658.596
4.02	Materiales, suministros y mercancías	25.922.013
4.03	Servicios no personales	64.722.519
4.04	Activos reales	29.115.489
4.07	Transferencias y donaciones	321.618.238
4.11	Disminución de pasivos	26.574.310
	TOTAL	871.611.165

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**846.611.165**
TRANSFERENCIAS Y DONACIONES CORRIENTES	792.563.801
Del sector Privado	3.600.000
Transferencias corrientes internas recibidas del sector privado	3.600.000
De instituciones sin fines de lucro	3.600.000
Del sector público	788.963.801
Transferencias corrientes internas recibidas del sector público	788.963.801
De la República	788.963.801
Recursos Ordinarios	548.580.732
Gestión Fiscal	240.383.069
INGRESOS DE OPERACION	54.047.364
Otros ingresos de operación	54.047.364
B. GASTOS CORRIENTES	**815.921.366**
GASTOS DE CONSUMO	494.303.128
Remuneraciones	403.658.596
Sueldos, salarios y otras retribuciones	140.093.976
Beneficios y complementos de sueldos y salarios	188.637.345
Aportes patronales	27.196.422
Prestaciones sociales y otras indemnizaciones	24.331.068
Asistencia socioeconómica	23.399.785
Compra de Bienes y servicios	90.644.532
Bienes de consumo	25.922.013
Servicios no personales	64.722.519
TRANSFERENCIAS Y DONACIONES CORRIENTES	321.618.238
Al sector privado	321.000.423
Transferencias corrientes al sector privado	320.568.263
Directas a personas	236.711.864
Pensiones y otros beneficios asociados	21.040.320
Jubilaciones y otros beneficios asociados	215.671.544
A instituciones sin fines de lucro	12.190.087
Otras transferencias corrientes internas al sector privado	71.666.312
Donaciones corrientes al sector privado	432.160
Donaciones a personas	432.160
Al sector externo	617.815
Transferencias corrientes al exterior	617.815
Becas de capacitación e investigación en el exterior	617.815
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**30.689.799**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**30.689.799**
RECURSOS PROPIOS DE CAPITAL	30.689.799
Ahorro/ Desahorro en Cuenta Corriente	30.689.799
B. GASTOS DE CAPITAL	**29.115.489**
INVERSIÓN REAL DIRECTA	29.115.489
Formación Bruta de Capital Fijo	29.115.489
Maquinaria, equipos y otros bienes muebles	479.051
Bienes preexistentes	26.477.608

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Construcciones de bienes de dominio privado	1.435.444
Construcciones de bienes de dominio público	723.386
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.574.310**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**26.574.310**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	25.000.000
Disminución de otros activos financieros	25.000.000
Disminución de disponibilidades	25.000.000
Disminución de caja	25.000.000
SUPERÁVIT FINANCIERO	1.574.310
B. APLICACIONES FINANCIERAS	**26.574.310**
DISMINUCION DE PASIVOS	26.574.310
Disminución de cuentas y efectos por pagar	26.574.310
Disminución de cuentas y efectos por pagar a corto plazo	26.574.310
Disminución de sueldos, salarios y otras remuneraciones por pagar	26.574.310

A0081

Universidad Nacional
Experimental Politécnica Antonio José de Sucre
(UNEXPO)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO JOSÉ DE SUCRE (UNEXPO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO), tiene como visión, ser una institución de educación superior que conjuga conocimientos, habilidades, competencias, valores, actividades, procedimientos, procesos y ambientes con los diversos sectores sociales y el Estado, con el propósito de:

- Dar formación permanente e integral, fundamentalmente en el área de la ingeniería y la tecnología con un alto nivel de calidad.
- Generar, divulgar y aplicar conocimiento socialmente significativo y dar un uso social a ese conocimiento.

Contribuyendo así al desarrollo del país: generando comportamientos ciudadanos de democracia y participación, formando profesionales en el área tecnológica, creando ocupaciones de calidad, introduciendo modificaciones en el proceso productivo, estimulando el desarrollo tecnológico, interviniendo en la corrección de desequilibrios sociales, asegurando la base de sustentación ecológica y aportando soluciones, políticamente viables e históricamente relevantes, a las necesidades de transformación de la sociedad para la construcción de un futuro mejor.

La UNEXPO, institución pública de educación superior, en el área de la ingeniería y de la tecnología, tiene como misión contribuir con el desarrollo humano, científico y tecnológico del país, al cumplir las funciones básicas universitarias: Docencia, Investigación y Extensión, con significación social y con un alto nivel de calidad.

De la misión y visión de la Universidad se derivan los siguientes objetivos Institucionales:

- Alcanzar la justicia social mediante una educación de calidad para todos, disminuyendo la cantidad de inequidades sociales y priorizando la satisfacción de las necesidades de la sociedad.
- Fortalecer el modelo de educación politécnica como una contribución al desarrollo del país.

La Universidad Nacional Experimental Politécnica "Antonio José de Sucre" (UNEXPO) a fin de lograr los objetivos propuestos, formula las siguientes directrices:

- Fortalecer el modelo de educación politécnica.
- Crear una comisión coordinadora para llevar a cabo el debate sobre la redefinición del modelo de educación politécnica ante la realidad social, política y económica del país y ante la diversidad de expectativas individuales y colectivas existente en las sedes de la UNEXPO a nivel nacional.
- Promover y facilitar la articulación y la homologación progresiva de procesos académicos y administrativos y de estructuras organizativas y funcionales.
- Adecuar la normativa a los cambios que lleguen a proponerse, a las disposiciones de las nuevas Leyes y sus Reglamentos y a la dinámica social actual.
- Mejorar la equidad en el acceso y el desempeño estudiantil.

Hacia el logro de las citadas directrices, se ejecutarán las que a continuación se detallan:

Dar formación integral y permanente a los estudiantes, al personal docente y al personal en general de la Universidad y proveer de los medios necesarios y suficientes para el desempeño de sus actividades.

- Incrementar los índices de eficiencia, eficacia y efectividad de la función Docencia.

- Establecer procesos de captación y desempeño estudiantil con base a la definición del perfil de ingreso en términos de equidad y calidad.

- Fortalecer el proceso de captación y desempeño estudiantil, incorporando criterios de equidad y compensación social.

- Establecer procesos que contribuyan con un adecuado desempeño estudiantil integrando criterios de calidad en el perfil de ingreso (orientación a los alumnos en los institutos de educación media, estudios vocacionales, pruebas a los alumnos en los institutos de educación media, cursos propedéuticos, pruebas del perfil profesiográfico).

- Realizar estudios socio-económicos para distribuir justa y equitativamente los beneficios estudiantiles.

- Fortalecer los servicios de atención educativa (orientación, asesorías académicas) y los servicios de atención socio asistenciales (asistencia social, psicológica, médica, odontológica, servicios de alimentación y servicios de transporte) capacitando integralmente al personal profesional y administrativo y dotando suficientemente de insumos y equipos.

- Formar integralmente a las generaciones presentes y futuras en términos de ciudadanía que le permitan participar en la vida pública, al desarrollar virtudes ciudadanas de democracia y participación.

- Promover con prioridad a la formación pedagógica en el área de la ingeniería y la tecnología desde una perspectiva integral, reforzando iniciativas para transformaciones curriculares, prácticas docentes e investigación educativa.

- Promover la formación de los docentes en estudios de postgrado, particularmente en los doctorados en el área de la ingeniería y la tecnología.

- Proveer al personal que labora en el sector productivo y de servicio de conocimientos y destrezas que contribuyen, por una parte, al crecimiento de ocupaciones de calidad que producen mayores ingresos y expanden las posibilidades de acceso a ellos a través del mérito e introducir modificaciones en el proceso de desarrollo para aumentar la productividad y para dinamizar el crecimiento económico.

- Promover la formación de recursos humanos en los puntos de la sociedad menos favorecidos por el sistema educativo, especialmente en relación con la actualización del personal docente de educación media, diversificada y profesional, del personal del sector gubernamental, de personas de las comunidades con pocas oportunidades de ingreso a la educación formal.

- Establecer procesos de selección, permanencia, evaluación y seguimiento del personal docente, administrativo y obrero con base a la definición del perfil de ingreso en términos de calidad.

- Promover la revisión curricular permanente y crear nuevos cursos y nuevas carreras académicas pertinentes a los planes de desarrollo nacional en el área de la ingeniería y tecnología.

- Generar, ampliar y renovar conocimientos socialmente significativos.

- Crear, desarrollar y fortalecer unidades departamentales y centros de investigación.

- Incrementar los índices de eficiencia, eficacia y efectividad de la función Extensión.

- Diseñar un sistema de evaluación y acreditación académica e institucional.

- Diseñar planes factibles para la modernización y dotación de insumos, mobiliario, equipos y maquinarias para oficinas, laboratorios y talleres; así como también para el equipamiento de nuevas tecnologías.

- Mejorar la calidad y la eficiencia de gestión administrativa.

- Optimizar la utilización de la planta física.

Estrategias a seguir:

- Desarrollar mecanismos de cooperación y de negociación para vincularse con las otras instituciones de educación superior.
- Vincularse con la sociedad (sector productivo y de servicios, sector gubernamental y comunidades) cooperando en los procesos de búsqueda a la solución de sus problemas mediante actividades de Extensión (proyección social y asistencia profesional y técnica).
- Promover iniciativas de producción por parte de los estudiantes y docentes en el área de la ingeniería y la tecnología, mediante la constitución empresas de producción social o de cooperativas para la creación de PYME's.
- Promover la creación de redes regionales e interregionales de docencia, investigación y extensión para la integración académica y científica.
- Promover el intercambio entre docentes e investigadores a nivel nacional e internacional, a través de la participación en eventos científicos y académicos.
- Definir el contrato entre universidad, Estado y sociedad. Esto determina el carácter de la UNEXPO como bien público, con la obligación de rendir cuentas a la sociedad de lo que hace y produce con los recursos financieros otorgados por el Estado, pudiendo así ser reconocida y certificada su calidad.

Hacia el alcance de los objetivos propuestos y para la realización de una función rectora de la educación, cultura, ciencia y tecnología, mediante las actividades de docencia, investigación y extensión; la UNEXPO programo las siguientes metas: Atender una matrícula de 14.619 alumnos de pre - grado y 598 estudiantes de post - grado; previendo egresar 795 profesionales de pre - grado y 101 profesionales de post - grado; dictar 24 cursos de post - grado; realizar 11 publicaciones y 56 actividades de investigaciones; así como brindar asistencia socioeconómica (becas, preparadurías y ayudantías) a una población estudiantil de 6.932 alumnos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**220.317.452**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.695.761
Venta de otros bienes y servicios	1.695.761
INGRESOS DE OPERACIÓN	1.120.000
Ingresos financieros de instituciones financieras	1.120.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	217.501.691
Del sector público	217.501.691
Transferencias corrientes internas recibidas del sector público	217.501.691
De la República	217.501.691
TOTAL RECURSOS	**220.317.452**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**207.242.479**
GASTOS DE CONSUMO	133.460.101
Remuneraciones	111.359.875
Sueldos, salarios y otras retribuciones	65.005.676
Beneficios y complementos de sueldos y salarios	26.149.530
Aportes patronales	6.591.488
Asistencia socioeconómica	13.595.072
Otros gastos de personal	18.109
Compra de Bienes y servicios	21.593.581
Bienes de consumo	1.174.821
Servicios no personales	20.418.760
Impuestos indirectos	506.645
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.782.378
Al sector privado	73.754.350
Transferencias corrientes al sector privado	73.714.784
Directas a personas	72.540.375
Pensiones y otros beneficios asociados	6.019.628
Jubilaciones y otros beneficios asociados	62.739.589
Otras transferencias directas a personas	3.781.158
A instituciones sin fines de lucro	1.165.081
Otras transferencias corrientes internas al sector privado	9.328
Donaciones corrientes al sector privado	39.566
Donaciones a personas	39.566
Al sector externo	28.028
Transferencias corrientes al exterior	28.028

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Becas de capacitación e investigación en el exterior	28.028
GASTOS DE CAPITAL	**1.596.955**
INVERSION REAL DIRECTA	1.596.955
Formación Bruta de Capital Fijo	1.584.731
Maquinaria, equipos y otros bienes muebles	1.513.056
Bienes preexistentes	4.713
Construcciones de bienes de dominio privado	54.600
Construcciones de bienes de dominio público	12.362
Bienes intangibles	12.224
APLICACIONES FINANCIERAS	**11.478.018**
DISMINUCION DE PASIVOS	11.478.018
Disminución de provisiones	11.478.018
Disminución de provisiones para beneficios sociales	11.478.018
TOTAL GASTOS	220.317.452

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta: Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	Presupuesto 2010
105311	Formación de Pregrado en Carreras Largas.	Matricula			12.984	20.000	43.965.494			43.985.494
105314	Formación de Pregrado en Carreras Cortas.	Matrícula			1.635		9.051.005			9.051.005
105318	Formación de Post-Grado.	Matrícula			598	1.535.761	1.757.084			3.292.845
105320	Generación, Divulgación y Aplicación del Conocimiento.	Publicación			46		787.210			787.210
105335	Captación, Permanencia y Formación Integral del Estudiante.	Alumno Atendido	29.000	43.916	72.916	8.000	22.677.019			22.685.019
105337	Intercambio del Conocimiento con la Sociedad.	Evento			95	10.000	3.174.008			3.184.008
105350	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Alumno Atendido	7.938	21.090	29.028		6.966.984			6.966.984
105385	Desarrollo y Mejoramiento de la Infraestructura Académica y Administrativa y de la Universidad.	Obra			7		178.061			178.061
	TOTAL					1.573.761	88.556.865			90.130.626

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento: Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	Presupuesto 2010
01	Dirección y Coordinación de los Gastos de los Trabajadores	60.000	41,717.111			41.777.111
02	Gestión Administrativa	1.182.000	18.468.498			19.650.498
03	Previsión y Protección Social		68.759.217			68.759.217
	TOTAL	1.242.000	128.944.826			130.186.826

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**746**	**853**	**274**	**1.873**	**35.038.247**		**35.038.247**
Directivo	30	25		55	1.865.862		1.865.862
Profesional y Técnico	331	201	88	620	10.538.690		10.538.690
Personal Administrativo	132	23	38	193	1.956.667		1.956.667
Personal Docente	194	399	77	670	17.432.285		17.432.285
Obrero	59	205	71	335	3.244.743		3.244.743
Personal Fijo a Tiempo Parcial	**16**	**69**	**47**	**132**	**1.258.329**		**1.258.329**
Profesional y Técnico	10	24	6	40	361.222		361.222
Personal Administrativo	1			1	5.053		5.053
Personal Docente	5	45	41	91	892.054		892.054
Personal Contratado	**10**	**10**	**97**	**117**	**1.662.798**		**1.662.798**
Profesional y Técnico	3	3	42	48	823.551		823.551
Personal Administrativo	7	5	9	21	199.360		199.360
Personal Docente			36	36	508.699		508.699
Obrero		2	10	12	131.188		131.188
TOTAL	772	932	418	2.122	37.959.374		37.959.374

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**36**	**124**	**160**	**6.019.628**
Obreros	6	45	51	616.063
Empleados	21	20	41	821.637
Docentes	9	59	68	4.581.928
Jubilados	**397**	**609**	**1.006**	**62.739.589**
Obreros	78	138	216	4.935.750
Empleados	194	76	270	9.478.799
Docentes	125	395	520	48.325.040
TOTAL	433	733	1.166	68.759.217

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	111.359.875
4.02	Materiales, suministros y mercancías	1.174.821
4.03	Servicios no personales	20.925.405
4.04	Activos reales	1.596.955
4.07	Transferencias y donaciones	73.782.378
4.11	Disminución de pasivos	11.478.018
	TOTAL	220.317.452

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**220.317.452**
TRANSFERENCIAS Y DONACIONES CORRIENTES	217.501.691
Del sector público	217.501.691
Transferencias corrientes internas recibidas del sector público	217.501.691
De la República	217.501.691
Recursos Ordinarios	151.232.841
Gestión Fiscal	66.268.850
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.695.761
Venta de otros bienes y servicios	1.695.761
INGRESOS DE OPERACION	1.120.000
Ingresos financieros de instituciones financieras	1.120.000
B. GASTOS CORRIENTES	**207.242.479**
GASTOS DE CONSUMO	133.460.101
Remuneraciones	111.359.875
Sueldos, salarios y otras retribuciones	65.005.676
Beneficios y complementos de sueldos y salarios	26.149.530
Aportes patronales	6.591.488
Asistencia socioeconómica	13.595.072
Otros gastos de personal	18.109
Compra de Bienes y servicios	21.593.581
Bienes de consumo	1.174.821
Servicios no personales	20.418.760
Impuestos indirectos	506.645
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.782.378
Al sector privado	73.754.350
Transferencias corrientes al sector privado	73.714.784
Directas a personas	72.540.375
Pensiones y otros beneficios asociados	6.019.628
Jubilaciones y otros beneficios asociados	62.739.589
Otras transferencias directas a personas	3.781.158
A instituciones sin fines de lucro	1.165.081
Otras transferencias corrientes internas al sector privado	9.328
Donaciones corrientes al sector privado	39.566
Donaciones a personas	39.566
Al sector externo	28.028
Transferencias corrientes al exterior	28.028
Becas de capacitación e investigación en el exterior	28.028
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**13.074.973**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**13.074.973**
RECURSOS PROPIOS DE CAPITAL	13.074.973
Ahorro/ Desahorro en Cuenta Corriente	13.074.973
B. GASTOS DE CAPITAL	**1.596.955**
INVERSIÓN REAL DIRECTA	1.596.955
Formación Bruta de Capital Fijo	1.584.731

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Maquinaria, equipos y otros bienes muebles	1.513.056
Bienes preexistentes	4.713
Construcciones de bienes de dominio privado	54.600
Construcciones de bienes de dominio público	12.362
Bienes intangibles	12.224
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**11.478.018**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**11.478.018**
SUPERÁVIT FINANCIERO	11.478.018
B. APLICACIONES FINANCIERAS	**11.478.018**
DISMINUCION DE PASIVOS	11.478.018
Disminución de otros pasivos	11.478.018
Disminución de provisiones y reservas técnicas	11.478.018
Disminución de provisiones	11.478.018
Disminución de provisiones para beneficios sociales	11.478.018

A0082
Universidad de Oriente
(UDO)

UNIVERSIDAD DE ORIENTE (UDO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El presupuesto de ingresos de la Universidad de Oriente está constituido básicamente de tres fuentes:

Aporte del Ejecutivo Nacional, distribuido entre los diferentes proyectos y acciones centralizadas, en base a las directrices fijadas por la Oficina de Planificación del Sector Universitario (OPSU), dentro de la estructura de ingresos, este aporte sobrepasa el 99%.

Aporte del Ejecutivo Regional, son utilizados en los Proyectos de Formación de Profesionales desarrollados por la Institución en las diferentes áreas del conocimiento.

Ingresos Propios, provenientes de diversas actividades y servicios desarrollados a nivel de los cinco (05) Núcleos que conforman la estructura universitaria de la Universidad de Oriente y por operaciones generadoras de ingresos, efectuados por la Institución, los aranceles por servicios ofrecidos (tramitación de documentos, reválidas, derechos de grado, constancias de estudios y de notas, certificaciones, servicios de comedores, matrícula, derechos por concursos para cargos docentes y administrativos, entre otros).

La formulación del Presupuesto de la Universidad para el ejercicio fiscal 2010, fue elaborado siguiendo los lineamientos de la Oficina de Planificación del Sector Universitario (OPSU), los cuales propiciaron destinar los recursos bajo criterios de austeridad y equidad, permitiendo de esa manera el uso racional de los ingresos públicos, otorgados por el Ejecutivo Nacional con la finalidad de lograr la maximización del ahorro en la distribución del gasto.

Asimismo, la distribución de los recursos otorgados persigue como objetivo, mejorar la calidad de la oferta académica, dar continuidad a los proyectos de pertinencia social y estar al servicio pleno de la población venezolana.

Por otra parte, la política de gastos va dirigida a mejorar las condiciones de funcionamiento tanto de las dependencias académicas como administrativas de la Institución, garantizando la operatividad parcial de las mismas. Bajo esa perspectiva, la Universidad sostiene una adecuada política en la distribución de los créditos presupuestarios en el ámbito de los cinco núcleos y de las cuatro extensiones que la conforman, sin dejar de lado, el justo manejo y control de los recursos presupuestarios como parte de la labor que desarrolla en función de alcanzar las metas y objetivos en las áreas de Enseñanza, Investigación y Extensión.

Para el ejercicio fiscal 2010, la Universidad procurará utilizar de forma racional los recursos destinados a los servicios estudiantiles de comedor, transporte, biblioteca, servicio médico y de orientación vocacional, con la finalidad de que la mayor proporción de estudiantes sea beneficiaria de los referidos servicios.

En este sentido, dicha política coadyuvaría a crear las condiciones propicias que garanticen la permanencia y prosecución en el sistema educativo y el acceso al conocimiento y expansión de la educación superior con pertinencia social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**655.850.744**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.385.653
Venta de otros bienes y servicios	6.385.653
TRANSFERENCIAS.Y DONACIONES CORRIENTES	649.465.091
Del sector Privado	3.000.000
Donaciones corrientes internas recibidas del sector privado	3.000.000
De instituciones sin fines de lucro	3.000.000
Del sector público	646.465.091
Transferencias corrientes internas recibidas del sector público	646.465.091
De la República	646.465.091
TOTAL RECURSOS	**655.850.744**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**630.513.958**
GASTOS DE CONSUMO	436.801.232
Remuneraciones	360.623.314
Sueldos, salarios y otras retribuciones	224.329.799
Beneficios y complementos de sueldos y salarios	54.328.514
Aportes patronales	61.006.016

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Prestaciones sociales y otras indemnizaciones	·20.896.852
Asistencia socioeconómica	62.133
Compra de Bienes y servicios	76.177.918
Bienes de consumo	25.325.224
Servicios no personales	50.852.694
TRANSFERENCIAS Y DONACIONES CORRIENTES	193.712.726
Al sector privado	193.712.726
Transferencias corrientes al sector privado	193.496.189
Directas a personas	193.496.189
Pensiones y otros beneficios asociados	9.563.582
Jubilaciones y otros beneficios asociados	153.446.195
Otras transferencias directas a personas	30.486.412
Donaciones corrientes al sector privado	216.537
Donaciones a personas	216.537
GASTOS DE CAPITAL	**22.393.148**
INVERSION REAL DIRECTA	**22.393.148**
Formación Bruta de Capital Fijo	22.391.148
Maquinaria, equipos y otros bienes muebles	15.828.784
Construcciones de bienes de dominio privado	6.495.310
Construcciones de bienes de dominio público	67.054
Bienes intangibles	2.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**2.943.638**
DISMINUCION DE PASIVOS	**2.943.638**
Disminución de cuentas y efectos por pagar	2.943.638
Disminución de cuentas y efectos por pagar a corto plazo	2.943.638
Disminución de sueldos, salarios y otras remuneraciones por pagar	176.826
Disminución de aportes patronales y retenciones laborales por pagar	2.766.812
TOTAL GASTOS	655.850.744

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105368	Desarrollo y Mantenimiento de la Infraestructura de la Universidad de Oriente	Metro Cuadrado			9.880		7.556.600			7.556.600
105393	Fortalecimiento de los Laboratorios de la Universidad de Oriente	Laboratorio			7		1.073.829			1.073.829
105413	Formación de Profesionales de Pregrado en Carreras Cortas	Alumno Atendido			7.864		4.359.431			4.359.431
105421	Formación de Profesionales de Pregrado en Carreras Largas	Alumno Atendido			129.074	3.885.653	144.043.575			147.929.228
105433	Formación de Profesionales y Docentes en Estudios de IV Nivel	Alumno Atendido	1.823	1.216	3.039		7.036.706			7.036.706
105438	Desarrollo y Aplicación de Nuevas Tecnologías, Creación y Modernización del Sistema de Redes de la UDO	Redes Fortalecidas			1		1.500.000			1.500.000
105499	Desarrollo e Implementación de la Educación Virtual a Distancia	Persona Capacitada			500		500.000			500.000
105501	Fortalecimiento de las Áreas Administrativas y Académicas de la UDO	Unidad			8		5.226.171			5.226.171
105566	Generación, Divulgación y Aplicación del Conocimiento	Investigación			574		13.683.432			13.683.432
105632	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Alumno Atendido			136.936		12.381.692			12.381.692
105708	Intercambio del Conocimiento Cultural y Deportivo con la Sociedad	Evento			28.149		10.340.409			10.340.409
105762	Asistencia Económica, Social y Médica para Lograr la Captación, Permanencia y Formación Integral de los Estudiantes de Bajos Recursos	Usuario Atendido			136.938		44.156.266			44.156.266
	TOTAL					**3.885.653**	**251.858.111**			**255.743.764**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		177.035.675			177.035.675
02	Gestión Administrativa	2.500.000	47.815.717			50.315.717
03	Previsión y Protección Social	3.000.000	169.755.588			172.755.588
	TOTAL	**5.500.000**	**394.606.980**			**400.106.980**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.582**	**3.133**		**5.715**	**101.968.644**	**21.172.608**	**123.141.252**
Directivo	103	155		258	8.476.704	1.884.792	10.361.496
Profesional y Técnico	532	490		1.022	17.356.836	3.754.584	21.111.420
Personal Administrativo	447	318		765	7.891.188	1.862.196	9.753.384
Personal Docente	1.024	1.174		2.198	53.190.336	10.923.588	64.113.924
Obrero	476	996		1.472	15.053.580	2.747.448	17.801.028
Personal Fijo a Tiempo Parcial	**143**	**174**		**317**	**2.389.452**	**459.132**	**2.848.584**
Profesional y Técnico	30	30		60	615.636	120.804	736.440
Personal Administrativo	5	5		10	52.224	13.332	65.556
Personal Docente	108	139		247	1.721.592	324.996	2.046.588
Personal Contratado	**412**	**295**		**707**	**9.523.560**		**9.523.560**
Profesional y Técnico	58	39		97	1.484.304		1.484.304
Personal Administrativo	47	13		60	607.272		607.272
Personal Docente	287	210		497	6.902.112		6.902.112
Obrero	20	33		53	529.872		529.872
TOTAL	3.137	3.602		6.739	113.881.656	21.631.740	135.513.396

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**458**	**59**	**517**	**26.759.603**
Obreros	179	17	196	5.347.166
Empleados	145	5	150	7.744.497
Docentes	134	37	171	13.667.940
Jubilados	**1.446**	**2.024**	**3.470**	**145.995.985**
Obreros	256	721	977	22.167.494
Empleados	748	578	1.326	44.109.352
Docentes	442	725	1.167	79.719.139
TOTAL	**1.904**	**2.083**	**3.987**	**172.755.588**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	360.623.314
4.02	Materiales, suministros y mercancías	25.325.224
4.03	Servicios no personales	50.852.694
4.04	Activos reales	22.393.148
4.07	Transferencias y donaciones	193.712.726
4.11	Disminución de pasivos	2.943.638
	TOTAL	**655.850.744**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**655.850.744**
TRANSFERENCIAS Y DONACIONES CORRIENTES	649.465.091
Del sector Privado	3.000.000
Donaciones corrientes internas recibidas del sector privado	3.000.000
De instituciones sin fines de lucro	3.000.000
Del sector público	646.465.091
Transferencias corrientes internas recibidas del sector público	646.465.091
De la República	646.465.091
Recursos Ordinarios	449.498.814
Gestión Fiscal	196.966.277
Ingresos por la venta de bienes y servicios de la administración pública	6.385.653
Venta de otros bienes y servicios	6.385.653
B. GASTOS CORRIENTES	**630.513.958**
GASTOS DE CONSUMO	436.801.232
Remuneraciones	360.623.314
Sueldos, salarios y otras retribuciones	224.329.799
Beneficios y complementos de sueldos y salarios	54.328.514
Aportes patronales	61.006.016
Prestaciones sociales y otras indemnizaciones	20.896.852
Asistencia socioeconómica	62.133
Compra de Bienes y servicios	76.177.918
Bienes de consumo	25.325.224
Servicios no personales	50.852.694
TRANSFERENCIAS Y DONACIONES CORRIENTES	193.712.726
Al sector privado	193.712.726
Transferencias corrientes al sector privado	193.496.189
Directas a personas	193.496.189
Pensiones y otros beneficios asociados	9.563.582
Jubilaciones y otros beneficios asociados	153.446.195
Otras transferencias directas a personas	30.486.412
Donaciones corrientes al sector privado	216.537
Donaciones a personas	216.537
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**25.336.786**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**25.336.786**
RECURSOS PROPIOS DE CAPITAL	25.336.786
Ahorro/ Desahorro en Cuenta Corriente	25.336.786
B. GASTOS DE CAPITAL	**22.393.148**
INVERSIÓN REAL DIRECTA	22.393.148
Formación Bruta de Capital Fijo	22.391.148
Maquinaria, equipos y otros bienes muebles	15.828.784
Construcciones de bienes de dominio privado	6.495.310
Construcciones de bienes de dominio público	67.054
Bienes intangibles	2.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.943.638**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.943.638**
SUPERÁVIT FINANCIERO	2.943.638
B. APLICACIONES FINANCIERAS	**2.943.638**
DISMINUCION DE PASIVOS	2.943.638
Disminución de cuentas y efectos por pagar	2.943.638
Disminución de cuentas y efectos por pagar a corto plazo	2.943.638
Disminución de sueldos, salarios y otras remuneraciones por pagar	176.826
Disminución de aportes patronales y retenciones laborales por pagar	2.766.812

A0083
Universidad de Los Andes
(ULA)

UNIVERSIDAD DE LOS ANDES (ULA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad de Los Andes, institución nacional de Educación Superior, pública y autónoma, al servicio de la Nación y como tal, le corresponde colaborar en la orientación de la dinámica tanto de la región andina como del país, mediante su contribución intelectual en el esclarecimiento de los problemas y el desarrollo de los potenciales regionales y nacionales, realizando una función rectora en la educación, la cultura, las artes y la ciencia, como parte del Sistema Nacional de Educación Superior.

En este sentido, sus actividades están dirigidas a crear, asimilar, enseñar y difundir el saber científico, tecnológico y humanístico, mediante la investigación, el desarrollo, la innovación, la docencia y la extensión, organizándose funcionalmente dentro de una estrecha coordinación con las demás instituciones del sistema a nivel nacional y de la región andina, con el fin de formar los equipos profesionales y técnicos que juzgue necesarios para el desarrollo y progreso de la Nación y la Región.

La Universidad de Los Andes como ente de la Administración Pública debe formular su presupuesto atendiendo el marco normativo contenido en la Constitución de la República Bolivariana de Venezuela, Ley Orgánica de la Administración Pública, Ley Orgánica de la Administración Financiera del Sector Público y su Reglamento N° 1, Ley de Universidades y su Reglamento, considerando asimismo los lineamientos contenidos en los documentos emitidos por órganos rectores en materia presupuestaria, como la Oficina Nacional de Presupuesto, adscrita al Ministerio del Poder Popular para Economía y Finanzas y en materia de planificación de la Educación Superior a la Oficina de Planificación del Sector Universitario, adscrita al Ministerio del Poder Popular para la Educación Superior.

En este sentido, el presupuesto de la Universidad para el ejercicio económico financiero 2010, está vinculado a las Líneas Generales del Plan de Desarrollo de la Nación 2007-2013 (Desarrollo de la Nueva Ética Socialista, Construcción de la Suprema Felicidad, Profundización de la Democracia Protagónica Revolucionaria, Establecimiento de un Modelo Productivo Socialista, Construcción de una Nueva Geopolítica Nacional, Convertir a Venezuela en una Potencia Energética Mundial, Avanzar hacia la Nueva Etapa en la Geopolítica Internacional).

Asimismo, el Presupuesto de la Institución se vincula a la directriz estratégica del Sector de Educación Superior en cuanto a garantizar el acceso al conocimiento para universalizar la educación superior con pertinencia, ajustándose a las últimas medidas formuladas por el Gobierno Nacional tendentes a preservar la ética en el desarrollo de las actividades académicas y de apoyo administrativo, la inversión global dirigida a edificaciones universitarias para el uso académico y de bienestar estudiantil, saneamiento de los pasivos laborales del personal universitario, así como el mantenimiento de programas especiales para responder a la demanda estudiantil.

Se mantiene la técnica de presupuesto por proyectos como instrumento de asignación y distribución de recursos públicos y como mecanismo idóneo para mejorar la efectividad, eficiencia y transparencia del POAI y proporcionar una mayor y mejor vinculación Plan-Presupuesto. Esta técnica está amparada en el artículo 14 de la Ley Orgánica de la Administración Financiera del Sector Público, que textualmente indica "...los presupuestos públicos de gastos contendrán los gastos corrientes y de capital y utilizarán las técnicas más adecuadas para formular, ejecutar, seguir y evaluar las políticas, los planes de acción y la producción de bienes y servicios de los entes y órganos del sector público..."

De esta manera, se mantiene la estructura presupuestaria vigente conformada por los proyectos institucionales como conjunto delimitado de acciones y recursos que permiten a la Institución en el año 2010, el logro de resultados para los cuales fueron concebidos. Se conciben también las acciones centralizadas necesarias para garantizar el funcionamiento de la Institución, así como el cumplimiento de otros compromisos del Estado.

Enmarcados dentro de las estrategias y objetivos estratégicos institucionales, se ubican los siguientes proyectos institucionales para el ejercicio económico financiero 2010:

FORMACIÓN DE PREGRADO EN CARRERAS CORTAS

Para dar respuesta a los requerimientos de la sociedad a corto plazo y a objeto de fortalecer las capacidades básicas para el trabajo productivo se continúa con el proyecto Formación de Pregrado de Carreras Cortas especialmente en el Área de la Ciencias del Agro y del Mar (Técnicos Superiores Forestales, Técnicos Superiores Agrícolas y Técnicos Superiores Pecuarios) y en el Área de Ciencias de la Salud (Técnico Superior en Estadística de Salud), con pertinencia y compromiso social que contribuyan con su participación al desarrollo de las comunidades.

FORMACIÓN DE PREGRADO EN CARRERAS LARGAS

La demanda de profesionales suficientemente capacitados para afrontar nuevos retos, aprovechar las potencialidades existentes y dar solución oportuna y pertinente a problemas y necesidades, ofreciendo programas académicos en las distintas áreas del conocimiento: Ciencias, Ingeniería, Arquitectura y Tecnología, Ciencias del Agro y del Mar, Ciencias de la Salud, Ciencias de la Educación, Ciencias Sociales, Ciencias Jurídicas y Políticas, Humanidades, Letras y Arte, en los Núcleos Mérida, Táchira, Trujillo, El Vigía y la Extensión del Valle del Mocotíes con una visión integral.

FORMACIÓN DE POSTGRADO

Inmersos en la política nacional de Apoyar y Fortalecer la Prosecución de Carreras Científicas y Postgrado garantizando el mejoramiento de los docentes, se continuará con el proyecto Mejoramiento y Desarrollo de la Formación de Postgrado y Líneas de Investigación con base a los requerimientos demandados por la sociedad y a los avances científicos y tecnológicos.

GENERACIÓN, DIVULGACIÓN Y APLICACIÓN DEL CONOCIMIENTO

El objetivo estratégico contemplado en las Líneas Generales del Plan de Desarrollo Económico Social de la Nación 2007-2013: fomentará la ciencia y la tecnología al servicio del desarrollo nacional reduciendo las diferencias en el acceso al conocimiento, explicando en parte, proseguir con la política de mejoramiento de la eficiencia a través del financiamiento de líneas de investigación prioritarias y multidisciplinarias dirigidas a solucionar problemas del entorno inmediato; para ello se plantea el desarrollo del proyecto: Generación, Divulgación y Aplicación del Conocimiento, cuya política es generar vínculos entre los investigadores universitarios y las unidades de investigación de las empresas productivas, marcando la pauta que favorece y promueve la investigación básica aplicada en proyectos prioritarios y multidisciplinarios en pro del desarrollo tecnológico, científico y social del país.

INTERCAMBIO DEL CONOCIMIENTO CON LA SOCIEDAD

La extensión universitaria trasciende en el desarrollo de la región andina a través de múltiples y diversas actividades de impacto social expresadas mediante la ejecución del proyecto: Intercambio de Conocimiento con la Sociedad, que permite el contacto permanente con las comunidades de la región andina, promueve el potencial socio-cultural y económico de las manifestaciones del arte contribuyendo así al desarrollo de la estrategia Masificar una Cultura que Fortalezca la Identidad Nacional, Latinoamericana y del Caribe (Plan de Desarrollo Económico Social de la Nación 2007-2013).

Se estima para el año 2010 la realización de eventos de extensión académica, la asistencia profesional y técnica expresada a través de asesorías, la realización de eventos deportivos y culturales, a través del cine, artes escénicas, música, danza, exposiciones y la actividad editorial con la producción de publicaciones, apoyando las iniciativas y actividades de las fundaciones, asociaciones civiles sin fines de lucro, organizaciones no gubernamentales, entre otras.

CAPTACIÓN, PERMANENCIA Y FORMACIÓN INTEGRAL DEL ESTUDIANTE

Los principales lineamientos en materia de educación, se materializan bajo la política "Garantizar la Permanencia y Prosecución en el Sistema Educativo", en función a ello se prevén el POAI 2010, el proyecto de Captación, Permanencia y Formación del Estudiante, cuyo objetivo consiste en mejorar el proceso de captación y atención integral del estudiante a fin de lograr en lo inmediato su adaptación al medio social que lo rodea.

FORTALECIMIENTO Y DESARROLLO DE LA GESTIÓN CIENTÍFICA, TECNOLÓGICA Y HUMANÍSTICA

En atención a la estrategia de incrementar la producción nacional de ciencia, tecnología e innovación hacia las necesidades y potencialidades del país la Institución prevé apoyar las acciones específicas de la formación de enseñanza de pregrado y postgrado, investigación y extensión, con el proyecto "Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística".

DESARROLLO DE LA INFRAESTRUCTURA FÍSICA

Dentro de la política gubernamental: garantizar los accesos al conocimiento para universalizar la educación superior con pertinencia, se contempla un proyecto de reciente inclusión como es el Desarrollo y Mantenimiento de la Infraestructura Física, cuyo objetivo es consolidar y fortalecer la planta física de los núcleos Mérida, Táchira y Trujillo como recursos necesarios para el desarrollo de las actividades de la comunidad universitaria en general, y de esta manera, garantizar una educación de calidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**793.672.502**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	60.528.809
Venta de otros bienes y servicios	60.528.809
INGRESOS DE LA PROPIEDAD	7.621.066
Intereses	6.626.066
Intereses internos	6.626.066
Intereses por depósitos	6.626.066
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	995.000
Alquileres	995.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	717.738.627
Del sector Privado	11.000.000
Transferencias corrientes internas recibidas del sector privado	11.000.000
De instituciones sin fines de lucro	11.000.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Del sector público	706.738.627
Transferencias corrientes internas recibidas del sector público	706.738.627
De la República	706.738.627
OTROS INGRESOS	7.784.000
Diversos Ingresos	5.115.000
Otros ingresos ordinarios	2.669.000
FUENTES DE FINANCIAMIENTO	**5.837.100**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**5.837.100**
Disminución de otros activos financieros	5.837.100
Disminución de disponibilidades	5.837.100
Disminución de caja	5.837.100
TOTAL RECURSOS	799.509.602

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**750.013.791**
GASTOS DE CONSUMO	489.292.741
Remuneraciones	377.774.368
Sueldos, salarios y otras retribuciones	133.355.654
Beneficios y complementos de sueldos y salarios	50.075.493
Aportes patronales	10.819.092
Prestaciones sociales y otras indemnizaciones	14.983
Asistencia socioeconómica	52.717.610
Otros gastos de personal	130.791.536
Compra de Bienes y servicios	111.518.373
Bienes de consumo	60.985.753
Servicios no personales	50.532.620
TRANSFERENCIAS Y DONACIONES CORRIENTES	260.721.050
Al sector privado	256.930.970
Transferencias corrientes al sector privado	256.918.970
Directas a personas	250.181.520
Pensiones y otros beneficios asociados	24.184.420
Jubilaciones y otros beneficios asociados	206.049.342
Otras transferencias directas a personas	19.947.758
A instituciones sin fines de lucro	12.634
A empresas privadas	716.329
Otras transferencias corrientes internas al sector privado	6.008.487
Donaciones corrientes al sector privado	12.000
Donaciones a personas	12.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Al sector público	3.334.480
Transferencias corrientes al sector público	3.334.480
A los entes descentralizados sin fines empresariales para sus gastos	2.701.464
A instituciones de protección social	33.016
A entes descentralizados con fines empresariales no petroleros	600.000
Al sector externo	455.600
Transferencias corrientes al exterior	455.600
Becas de capacitación e investigación en el exterior	450.000
A gobiernos extranjeros	5.600
GASTOS DE CAPITAL	**26.109.732**
INVERSION REAL DIRECTA	**24.109.732**
Formación Bruta de Capital Fijo	22.362.484
Edificios e instalaciones	750.000
Maquinaria, equipos y otros bienes muebles	18.634.013
Bienes preexistentes	2.978.471
Tierras y terrenos	750.000
Bienes intangibles	997.248
INVERSION FINANCIERA	**2.000.000**
Concesión de préstamos a corto plazo	1.350.000
Al sector privado	950.000
Al sector público	400.000
A entes descentralizados sin fines empresariales	400.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Concesión de préstamos a largo plazo	650.000
Al sector público	650.000
A entes descentralizados sin fines empresariales	650.000
APLICACIONES FINANCIERAS	**23.386.079**
DISMINUCION DE PASIVOS	**23.386.079**
Disminución de cuentas y efectos por pagar	4.855.924
Disminución de cuentas y efectos por pagar a corto plazo	4.855.924
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.855.924
Disminución de otros pasivos	18.530.155
Disminución de provisiones y reservas técnicas	870.000
Disminución de provisiones	870.000
Disminución de provisiones para beneficios sociales	870.000
Disminución de otros pasivos a corto plazo	17.660.155
TOTAL GASTOS	799.509.602

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
105307	Desarrollo y Mantenimiento de la Infraestructura Fisica	Metro Cuadrado			475.451	100.000	5.052.308			5.152.308
105319	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Consulta			1.456.867	140.421	19.227.382			19.367.803
105329	Captación, Permanencia y Formación Integral del Estudiante	Servicio			4.278.867	1.314.680	40.773.835			42.088.515
105345	Intercambio del Conocimiento con la Sociedad	Actividad			6.723	4.632.225	10.827.067			15.459.292
105354	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			2.377	9.709.736	28.467.158		467.100	38.643.994
105367	Formación de Postgrado	Matrícula			3.969	9.474.246	20.950.775			30.425.021
105374	Formación de Pregrado en Carreras Largas	Matrícula			47.252	14.087.150	200.088.493			214.175.643
105383	Formación de Pregrado en Carreras Cortas	Matrícula			3.969	2.860.000	3.225.336			6.085.336
	TOTAL					**42.318.458**	**328.612.354**		**467.100**	**371.397.912**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.952.672	107.682.012			109.634.684
02	Gestión Administrativa	37.032.745	51.210.499			88.243.244
03	Previsión y Protección Social	11.000.000	219.233.762			230.233.762
	TOTAL	49.985.417	378.126.273			428.111.690

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.516**	**2.879**	**96**	**5.491**	**113.777.964**	**5.469.797**	**119.247.761**
Profesional y Técnico	1.048	633	8	1.689	30.077.076		30.077.076
Personal Administrativo	325	114	5	444	4.556.232		4.556.232
Personal Docente	834	1.132	79	2.045	66.222.840	5.469.797	71.692.637
Obrero	309	1.000	4	1.313	12.921.816		12.921.816
Personal Fijo a Tiempo Parcial	**22**	**34**	**48**	**104**	**959.184**		**959.184**
Profesional y Técnico	11	16	9	36	366.324		366.324
Personal Administrativo	2		2	4	19.944		19.944
Personal Docente	6	16	37	59	552.156		552.156
Obrero	3	2		5	20.760		20.760
Personal Contratado	**484**	**961**	**110**	**1.555**	**17.069.166**		**17.069.166**
Profesional y Técnico			1	1	13.296		13.296
Personal Administrativo			2	2	17.892		17.892
Personal Docente	324	321	107	752	8.825.196		8.825.196
Obrero	160	640		800	8.212.782		8.212.782
TOTAL	3.022	3.874	254	7.150	131.806.314	5.469.797	137.276.111

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**87**	**69**	**156**	**4.232.512**
Obreros	21	46	67	1.197.754
Empleados	52	16	68	2.085.248
Docentes	14	7	21	949.510
Jubilados	**1.737**	**2.516**	**4.253**	**206.049.342**
Obreros	171	711	882	17.359.582
Empleados	994	632	1.626	48.019.600
Docentes	572	1.173	1.745	140.670.160
TOTAL	**1.824**	**2.585**	**4.409**	**210.281.854**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	377.774.368
4.02	Materiales, suministros y mercancías	60.985.753
4.03	Servicios no personales	50.532.620
4.04	Activos reales	24.109.732
4.05	Activos financieros	2.000.000
4.07	Transferencias y donaciones	260.721.050
4.11	Disminución de pasivos	23.386.079
	TOTAL	**799.509.602**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**793.672.502**
TRANSFERENCIAS Y DONACIONES CORRIENTES	717.738.627
Del sector Privado	11.000.000
Transferencias corrientes internas recibidas del sector privado	11.000.000
De instituciones sin fines de lucro	11.000.000
Del sector público	706.738.627
Transferencias corrientes internas recibidas del sector público	706.738.627
De la República	706.738.627
Recursos Ordinarios	491.408.088
Gestión Fiscal	215.330.539
Ingresos por la venta de bienes y servicios de la administración pública	60.528.809
Venta de otros bienes y servicios	60.528.809
INGRESOS DE LA PROPIEDAD	7.621.066
Intereses	6.626.066
Intereses internos	6.626.066
Intereses por depósitos	6.626.066
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	995.000
Alquileres	995.000
OTROS INGRESOS	7.784.000
Diversos Ingresos	5.115.000
Otros ingresos ordinarios	2.669.000
B. GASTOS CORRIENTES	**750.013.791**
GASTOS DE CONSUMO	489.292.741
Remuneraciones	377.774.368
Sueldos, salarios y otras retribuciones	133.355.654
Beneficios y complementos de sueldos y salarios	50.075.493
Aportes patronales	10.819.092
Prestaciones sociales y otras indemnizaciones	14.983
Asistencia socioeconómica	52.717.610
Otros gastos de personal	130.791.536
Compra de Bienes y servicios	111.518.373
Bienes de consumo	60.985.753
Servicios no personales	50.532.620
TRANSFERENCIAS Y DONACIONES CORRIENTES	260.721.050
Al sector privado	256.930.970
Transferencias corrientes al sector privado	256.918.970
Directas a personas	250.181.520
Pensiones y otros beneficios asociados	24.184.420
Jubilaciones y otros beneficios asociados	206.049.342
Otras transferencias directas a personas	19.947.758
A instituciones sin fines de lucro	12.634
A empresas privadas	716.329
Otras transferencias corrientes internas al sector privado	6.008.487
Donaciones corrientes al sector privado	12.000
Donaciones a personas	12.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Al sector público	3.334.480
Transferencias corrientes al sector público	3.334.480
A los entes descentralizados sin fines empresariales para sus gastos	2.701.464
A instituciones de protección social	33.016
A entes descentralizados con fines empresariales no petroleros	600.000
Al sector externo	455.600
Transferencias corrientes al exterior	455.600
Becas de capacitación e investigación en el exterior	450.000
A gobiernos extranjeros	5.600
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**43.658.711**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**43.658.711**
RECURSOS PROPIOS DE CAPITAL	43.658.711
Ahorro/ Desahorro en Cuenta Corriente	43.658.711
B. GASTOS DE CAPITAL	**26.109.732**
INVERSIÓN REAL DIRECTA	24.109.732
Formación Bruta de Capital Fijo	22.362.484
Edificios e instalaciones	750.000
Maquinaria, equipos y otros bienes muebles	18.634.013
Bienes preexistentes	2.978.471
Tierras y terrenos	750.000
Bienes intangibles	997.248
INVERSION FINANCIERA	2.000.000
Concesión de préstamos a corto plazo	1.350.000
Al sector privado	950.000
Al sector público	400.000
A entes descentralizados sin fines empresariales	400.000
Concesión de préstamos a largo plazo	650.000
Al sector público	650.000
A entes descentralizados sin fines empresariales	650.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**17.548.979**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**23.386.079**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.837.100
Disminución de otros activos financieros	5.837.100
Disminución de disponibilidades	5.837.100
Disminución de caja	5.837.100
SUPERÁVIT FINANCIERO	17.548.979
B. APLICACIONES FINANCIERAS	**23.386.079**
DISMINUCION DE PASIVOS	23.386.079
Disminución de cuentas y efectos por pagar	4.855.924
Disminución de cuentas y efectos por pagar a corto plazo	4.855.924
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.855.924
Disminución de otros pasivos	18.530.155
Disminución de provisiones y reservas técnicas	870.000
Disminución de provisiones	870.000
Disminución de provisiones para beneficios sociales	870.000
Disminución de otros pasivos a corto plazo	17.660.155

A0084

Universidad Nacional
Experimental de los Llanos Centrales Rómulo Gallegos
(UNERG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS CENTRALES RÓMULO GALLEGOS (UNERG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La formulación del Presupuesto correspondiente al ejercicio fiscal 2010, al igual que los ejercicios anteriores se elaboró de acuerdo con los lineamientos y orientaciones suministradas por el Ministerio del Poder Popular para la Educación Superior y de la Oficina Nacional de Presupuesto. Partiendo de esta situación, las políticas y estrategias diseñadas por nuestra Institución se han enmarcado y se encuentran íntimamente vinculadas con las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación, que regirá la Educación Superior para el periodo 2007-2013, definidas en las siguientes políticas:

- Promover la generación y socialización del conocimiento en el ámbito académico, con el desarrollo del nuevo modelo educativo a llevar a cabo en cada una de las actividades que se desarrollen.

- El cumplimiento de metas orientadas al Desarrollo de la Nueva Ética Socialista.

- La Profundización de la Democracia Protagónica Revolucionaria.

- El Establecimiento de un Modelo Productivo Socialista.

- La Construcción de una Nueva Geopolítica en materia de Educación Superior, que permita su internacionalización a través de la creación de vínculos solidarios con los pueblos del mundo.

En correspondencia con el mandato constitucional, por medio del cual se ejercen las actividades de Docencia, Investigación y Extensión, establecer un estrecho vinculo con las comunidades trasladando las cátedras y las actividades científicas hasta ellas permitiendo que el saber y el conocimiento contribuyan con el fortalecimiento de los medios que nos lleve a :

- Generar las bases para la construcción de una nueva Estructura Económica y Social Incluyente para avanzar hacia la construcción del Socialismo, en donde la estructura económica y social se constituye por un entramado de relaciones sociales permanentes y concurrentes ordenadas jerárquicamente en cuanto al poder, la riqueza, el conocimiento y el prestigio.

- Determinar situaciones que permitan una mayor satisfacción de necesidades y una mejor distribución de las riquezas, con la implementación de sistemas de intercambio más justos, equitativos y solidarios, contrarios al capitalismo.

- Estableciendo relaciones sociales de producciones autogestionarias, asociativas y comunitarias, que permitan formas de propiedad individual, social y publica.

- Crear los medios para el disfrute de los derechos humanos y sociales para así superar las desigualdades sociales producidas por un Estado que estuvo al servicio del capital en detrimento del trabajo, permitiendo el aumento de las limitaciones en el desarrollo de las capacidades individuales y colectivas de la comunidad.

- El reconocimiento del trabajo, como única actividad que genera valor y por tanto, que legitima el derecho de propiedad, todo orientado por el principio de cada cual según su capacidad, a cada quien según su trabajo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**109.208.605**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de otros bienes y servicios	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	109.108.605
Del sector público	109.108.605
Transferencias corrientes internas recibidas del sector público	109.108.605
De la República	109.108.605
FUENTES DE FINANCIAMIENTO	**300.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**300.000**
Disminución de otros activos financieros	300.000
Disminución de disponibilidades	300.000
Disminución de Bancos	300.000
TOTAL RECURSOS	**109.508.605**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**105.534.742**
GASTOS DE CONSUMO	90.112.113
Remuneraciones	85.141.770
Sueldos, salarios y otras retribuciones	35.280.854
Beneficios y complementos de sueldos y salarios	40.130.837
Aportes patronales	5.878.238
Asistencia socioeconómica	3.851.841

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	4.970.343
Bienes de consumo	1.033.469
Servicios no personales	3.936.874
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.422.629
Al sector privado	15.422.629
Transferencias corrientes al sector privado	15.372.629
Directas a personas	15.372.629
Pensiones y otros beneficios asociados	1.923.752
Jubilaciones y otros beneficios asociados	13.448.877
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
APLICACIONES FINANCIERAS	**3.973.863**
DISMINUCION DE PASIVOS	**3.973.863**
Disminución de cuentas y efectos por pagar	26.800
Disminución de cuentas y efectos por pagar a corto plazo	26.800
Disminución de sueldos, salarios y otras remuneraciones por pagar	26.800
Disminución de provisiones	3.947.063
Disminución de provisiones para beneficios sociales	3.947.063
TOTAL GASTOS	109.508.605

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106494	Formación de Pregrado en Carreras Cortas	Alumno Atendido	23.871	11.233	35.104		340.677			340.677
106495	Formación de Pregrado en Carreras Largas	Alumno Atendido	23.871	11.233	35.104		53.248.830			53.248.830
106500	Formación de Postgrado en Diversas Áreas de Conocimiento	Alumno Atendido	3.399	2.000	5.399		454.485			454.485
106614	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			283		2.271.471			2.271.471
106618	Intercambio del Conocimiento con la Sociedad	Comunidad			500		1.289.522			1.289.522
106648	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	23.871	11.233	23.872		8.819.132			8.819.132
106696	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Equipamiento			10.000		1.984.305			1.984.305
	TOTAL						**68.408.422**			**68.408.422**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		20.748.221			20.748.221
02	Gestión Administrativa		4.979.333			4.979.333
03	Previsión y Protección Social	400.000	14.972.629			15.372.629
	TOTAL	**400.000**	**40.700.183**			**41.100.183**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**581**	**466**	**15**	**1.062**	**19.502.170**	**146.491**	**19.648.661**
Directivo	29	38		67	1.804.716		1.804.716
Profesional y Técnico	128	80		208	3.429.327		3.429.327
Personal Administrativo	152	50		202	2.122.764		2.122.764
Personal Docente	168	165	15	348	9.767.009	146.491	9.913.500
Personal Médico	1	2		3	64.200		64.200
Obrero	103	131		234	2.314.154		2.314.154
Personal Fijo a Tiempo Parcial	**224**	**259**		**483**	**5.659.401**	**33.667**	**5.693.068**
Profesional y Técnico	3	14		17	134.004		134.004
Personal Administrativo	1			1	5.370		5.370
Personal Docente	219	244		463	5.496.699	33.667	5.530.366
Personal Médico	1	1		2	23.328		23.328
Personal Contratado	**403**	**381**	**12**	**796**	**6.859.283**		**6.859.283**
Directivo		1		1	27.370		27.370
Profesional y Técnico	14	14		28	482.760		482.760
Personal Administrativo	24	1		25	253.500		253.500
Personal Docente	353	336		689	5.636.241		5.636.241
Personal Médico		1		1	19.440		19.440
Obrero	12	28	12	52	439.972		439.972
TOTAL	1.208	1.106	27	2.341	32.020.854	180.158	32.201.012

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**42**	**12**	**54**	**1.923.752**
Obreros	5	5	10	199.929
Empleados	31	7	38	1.568.037
Docentes	6		6	155.786
Jubilados	**118**	**108**	**226**	**13.448.877**
Obreros	13	25	38	1.063.476
Empleados	64	33	97	3.184.157
Docentes	41	50	91	9.201.244
TOTAL	160	120	280	15.372.629

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	85.141.770
4.02	Materiales, suministros y mercancías	1.033.469
4.03	Servicios no personales	3.936.874
4.07	Transferencias y donaciones	15.422.629
4.11	Disminución de pasivos	3.973.863
	TOTAL	109.508.605

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**109.208.605**
TRANSFERENCIAS Y DONACIONES CORRIENTES	109.108.605
Del sector público	109.108.605
Transferencias corrientes internas recibidas del sector público	109.108.605
De la República	109.108.605
Recursos Ordinarios	75.865.177
Gestión Fiscal	33.243.428
Ingresos por la venta de bienes y servicios de la administración pública	100.000
Venta de otros bienes y servicios	100.000
B. GASTOS CORRIENTES	**105.534.742**
GASTOS DE CONSUMO	90.112.113
Remuneraciones	85.141.770
Sueldos, salarios y otras retribuciones	35.280.854
Beneficios y complementos de sueldos y salarios	40.130.837
Aportes patronales	5.878.238
Asistencia socioeconómica	3.851.841
Compra de Bienes y servicios	4.970.343
Bienes de consumo	1.033.469
Servicios no personales	3.936.874
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.422.629
Al sector privado	15.422.629
Transferencias corrientes al sector privado	15.372.629
Directas a personas	15.372.629
Pensiones y otros beneficios asociados	1.923.752
Jubilaciones y otros beneficios asociados	13.448.877
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**3.673.863**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.673.863**
RECURSOS PROPIOS DE CAPITAL	3.673.863
Ahorro/ Desahorro en Cuenta Corriente	3.673.863
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**3.673.863**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.973.863**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	300.000
Disminución de otros activos financieros	300.000
Disminución de disponibilidades	300.000
Disminución de Bancos	300.000
SUPERÁVIT FINANCIERO	3.673.863
B. APLICACIONES FINANCIERAS	**3.973.863**
DISMINUCION DE PASIVOS	3.973.863
Disminución de cuentas y efectos por pagar	26.800
Disminución de cuentas y efectos por pagar a corto plazo	26.800
Disminución de sueldos, salarios y otras remuneraciones por pagar	26.800

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de otros pasivos	3.947.063
Disminución de provisiones y reservas técnicas	3.947.063
Disminución de provisiones	3.947.063
Disminución de provisiones para beneficios sociales	3.947.063

A0085
Universidad Nacional
Experimental Rafael María Baralt
(UNERMB)

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT (UNERMB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Nacional Experimental Rafael María Barait (UNERMB), inicio actividades a comienzos del año 1982, cuya Misión se fundamenta en valores de justicia, compromiso, excelencia, libertad, autonomía y democracia; es una Institución Educativa con el propósito de la creación, transmisión y aplicación del conocimiento como valor social, para el desarrollo integral de la Subregión de la Costa Oriental del Lago y áreas de influencia más inmediatas así como también el desarrollo nacional.

La UNERMB, toma en cuenta las políticas y directrices generales del Plan de la Nación, para convertirse en la Institución líder en el fortalecimiento del desarrollo tecnológico local, regional y nacional a través de la formación integral de los individuos, capacitándoles para interactuar con independencia en la sociedad.

En atención a la política del Ejecutivo Nacional en cuanto a la previsión del gasto, se orientan los recursos hacia los proyectos básicos y su incidencia sobre los diferentes rubros como se indican a continuación:

.- Recurrencia total de los gastos de personal (Activo y Pasivo), en sus componentes de sueldos, salarios, primas, bono de alimentación similares al año 2009. Igualmente continuará con la política de redistribución y capacitación del personal docente, administrativo y obrero, que permita adecuar nuestros recursos a las necesidades de cada dependencia con el propósito de ser aprovechado más eficientemente.

.- Aportes patronales, caja de ahorro 10%, fondo de jubilación 3%, ley de política habitacional 2%, seguro social obligatorio 10%, seguro de paro forzoso 1,70%.

.- Garantizar el pago del 8,5% que corresponde a los intereses sobre prestaciones sociales y el fideicomiso personal obrero; pago del bono de doctor al personal docente en un solo pago final del año; aportes gremiales federativos (previsión social), H. C. M., contingencia médica, etc.

.- Cubrir los servicios estudiantiles, (becas, comedor, transporte, servicios comunitarios).

.- Servicios Básicos (electricidad, agua, aseo, teléfono) y vigilancia.

.- Por otra parte, prevén recursos para la cancelación de deudas de años anteriores e inversión en equipos.

La Universidad presta servicio al sector estudiantil, tanto regional como nacional, a través del Sistema de Admisión y Propedéutico que establece el Gobierno Nacional, cuyo objeto es garantizar el ingreso respectivo de los aspirantes en las diferentes carreras de pregrado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**116.552.032**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.520.000
Venta de servicios	5.520.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	111.032.032
Del sector público	111.032.032
Transferencias corrientes internas recibidas del sector público	111.032.032
De la República	111.032.032
TOTAL RECURSOS	**116.552.032**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**112.842.653**
GASTOS DE CONSUMO	102.321.914
Remuneraciones	93.313.867
Sueldos, salarios y otras retribuciones	93.313.867
Compra de Bienes y servicios	9.008.047
Bienes de consumo	1.289.731
Servicios no personales	7.718.316
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.520.739
Al sector privado	10.520.739
Transferencias corrientes al sector privado	10.520.739

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Directas a personas	10.520.739
Jubilaciones y otros beneficios asociados	10.520.739
GASTOS DE CAPITAL	**2.209.379**
INVERSION REAL DIRECTA	2.209.379
Formación Bruta de Capital Fijo	2.209.379
Maquinaria, equipos y otros bienes muebles	2.209.379
APLICACIONES FINANCIERAS	**1.500.000**
DISMINUCION DE PASIVOS	1.500.000
Disminución de cuentas y efectos por pagar	1.500.000
Disminución de cuentas y efectos por pagar a corto plazo	1.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución de aportes patronales y retenciones laborales por pagar	500.000
Disminución cuentas por pagar a proveedores a corto plazo	750.000
TOTAL GASTOS	116.552.032

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105388	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Usuario	38.870	12.956	51.826	15.000	2.072.240			2.087.240
105415	Captación, Permanencia y Formación Integral del Estudiante.	Alumno Atendido	1.929	1.047	2.976		3.041.367			3.041.367
105473	Formación de Postgrado.	Matricula			4.164	1.000.000	4.378.213			5.378.213
105474	Formación de Pregrado en Carrera Larga.	Alumno Atendido	28.186	10.666	38.852	4.165.000	53.631.265			57.796.265
105482	Generación, Divulgación y Aplicación del Conocimiento.	Informe técnico			42		3.987.155			3.987.155
105484	Desarrollo y Mantenimiento de la Infraestructura Física.	Metro Cuadrado			8.715		728.108			728.108
105537	Transformación Organizacional.	Taller / Jornada / Reunión			48		128.000			128.000
105552	Fortalecimiento de la Plataforma Tecnológica para la Divulgación del Conocimiento.	Conexión			20		432.576			432.576
105565	Intercambio de Conocimiento con la Sociedad.	Taller / Jornada / Reunión			852	50.000	2.874.675			2.924.675
105588	Servicio Comunitario.	Comunidad			1.829		115.000			115.000
105591	Desarrollo de las Alianzas Bolivarianas para las Américas.	Proyecto Ejecutado			5		70.000			70.000
	TOTAL					**5.230.000**	**71.458.599**			**76.688.599**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	90.000	23.352.983			23.442.983
02	Gestión Administrativa	200.000	7.482.483			7.682.483
03	Previsión y Protección Social		8.737.967			8.737.967
	TOTAL	**290.000**	**39.573.433**			**39.863.433**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**586**	**361**		**947**	**25.840.212**	**2.427.528**	**28.267.740**
Directivo	7	8		15	529.584	73.716	603.300
Profesional y Técnico	249	82		331	6.160.836	1.277.508	7.438.344
Personal Administrativo	32	10		42	429.024		429.024
Personal Docente	289	186		475	17.298.648	988.272	18.286.920
Personal de Investigación	8	10		18	687.552	42.012	729.564
Obrero	1	65		66	734.568	46.020	780.588
Personal Fijo a Tiempo Parcial	**10**	**12**		**22**	**314.664**	**9.996**	**324.660**
Personal Docente	10	12		22	314.664	9.996	324.660
Personal Contratado	**206**	**199**		**405**	**6.355.620**		**6.355.620**
Profesional y Técnico	13	21		34	631.080		631.080
Personal Administrativo	20	4		24	236.568		236.568
Personal Docente	168	150		318	5.201.652		5.201.652
Obrero	5	24		29	286.320		286.320
TOTAL	802	572		1.374	32.510.496	2.437.524	34.948.020

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**18**	**22**	**40**	**576.194**
Obreros		1	1	21.719
Empleados		1	1	27.371
Docentes	18	20	38	527.104
Jubilados	**56**	**47**	**103**	**6.502.815**
Empleados	22	11	33	1.173.506
Docentes	34	36	70	5.329.309
TOTAL	**74**	**69**	**143**	**7.079.009**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	93.313.867
4.02	Materiales, suministros y mercancías	1.289.731
4.03	Servicios no personales	7.718.316
4.04	Activos reales	2.209.379
4.07	Transferencias y donaciones	10.520.739
4.11	Disminución de pasivos	1.500.000
	TOTAL	116.552.032

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**116.552.032**
TRANSFERENCIAS Y DONACIONES CORRIENTES	111.032.032
Del sector público	111.032.032
Transferencias corrientes internas recibidas del sector público	111.032.032
De la República	111.032.032
Recursos Ordinarios	77.202.570
Gestión Fiscal	33.829.462
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.520.000
Venta de servicios	5.520.000
B. GASTOS CORRIENTES	**112.842.653**
GASTOS DE CONSUMO	102.321.914
Remuneraciones	93.313.867
Sueldos, salarios y otras retribuciones	93.313.867
Compra de Bienes y servicios	9.008.047
Bienes de consumo	1.289.731
Servicios no personales	7.718.316
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.520.739
Al sector privado	10.520.739
Transferencias corrientes al sector privado	10.520.739
Directas a personas	10.520.739
Jubilaciones y otros beneficios asociados	10.520.739
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**3.709.379**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.709.379**
RECURSOS PROPIOS DE CAPITAL	3.709.379
Ahorro/ Desahorro en Cuenta Corriente	3.709.379
B. GASTOS DE CAPITAL	**2.209.379**
INVERSIÓN REAL DIRECTA	2.209.379
Formación Bruta de Capital Fijo	2.209.379
Maquinaria, equipos y otros bienes muebles	2.209.379
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.500.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.500.000**
SUPERÁVIT FINANCIERO	1.500.000
B. APLICACIONES FINANCIERAS	**1.500.000**
DISMINUCION DE PASIVOS	1.500.000
Disminución de cuentas y efectos por pagar	1.500.000
Disminución de cuentas y efectos por pagar a corto plazo	1.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	250.000
Disminución de aportes patronales y retenciones laborales por pagar	500.000
Disminución cuentas por pagar a proveedores a corto plazo	750.000

A0086
Universidad Nacional
Experimental Simón Bolívar
(USB)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN BOLÍVAR (USB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Presupuesto para el año 2010 fue formulado tomando en consideración los lineamientos del Plan de Desarrollo Económico y Social de la Nación y específicamente la directriz estratégica de "Garantizar la Equidad en el Acceso y Mejorar el Desempeño Estudiantil para lograr el desarrollo integral para una Educación Superior de Calidad con Pertenencia Social". En este sentido la Universidad continuará desarrollándose como una Institución tecnológica y científica con prestigio y reconocimiento internacional, en la cual se fomentarán y acometerán programas de investigación, desarrollo y creación de manera transdisciplinaria e integrada a la generación de conocimientos e innovaciones del saber, que permitan ampliar y fortalecer con excelencia y rigurosidad científica, tanto la oferta académica, como los productos y servicios especializados que se ofrezcan a disposición de la sociedad

Los recursos presupuestarios para el año 2010 alcanzan Bs. 356.804.306 de los cuales Bs. 339.084.625 provienen del aporte del Ejecutivo Nacional, Bs. 15.169.962 por ingresos propios, Bs. 549.719 por recursos de capital y transferencias de entes descentralizados Bs. 2.000.000.

La estructura presupuestaria será financiada de la siguiente forma: para cubrir los Proyectos Bs. 151.234.282, en tanto que para las Acciones Centralizadas Bs. 205.570.024.

En cuanto a las metas para el año 2010, se atenderá una matricula estimada en 12.393 estudiantes en los niveles de pregrado y post-grado, así mismo el número de egresados proyectado es de 1.689 en ambos niveles.

Se financiarán 24 proyectos de investigación y se atenderán 580 proyectos y eventos de asistencia profesional y técnica en las áreas de extensión y cultura. Igualmente, se continuarán ofreciendo los servicios estudiantiles de comedores, transportes, biblioteca, servicios médicos y ayudas directas en efectivo.

Para apoyar esta gestión, la Universidad contará con una plantilla de recursos humanos integrada por 3.200 trabajadores, de los cuales 702 son profesionales y técnicos, 533 administrativos, 1.508 docentes y 457 obreros.

En las acciones de previsión y protección social se prevé financiamiento para cubrir las pensiones y jubilaciones de 1.605 jubilados y pensionados, desagregados en 248 pensionados y 1357 jubilados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**356.254.587**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	15.169.962
Venta de servicios	15.169.962
TRANSFERENCIAS Y DONACIONES CORRIENTES	341.084.625
Del sector público	341.084.625
Transferencias corrientes internas recibidas del sector público	341.084.625
De la República	339.084.625
De los entes descentralizados sin fines empresariales	2.000.000
INGRESOS DE CAPITAL	**549.719**
RECURSOS PROPIOS DE CAPITAL	**549.719**
Incremento de la depreciación y amortización acumuladas	549.719
TOTAL RECURSOS	**356.804.306**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**356.794.306**
GASTOS DE CONSUMO	234.660.658
Remuneraciones	201.201.849
Sueldos, salarios y otras retribuciones	109.608.290
Beneficios y complementos de sueldos y salarios	40.199.047

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Aportes patronales	13.163.712
Prestaciones sociales y otras indemnizaciones	16.671.221
Asistencia socioeconómica	21.559.579
Compra de Bienes y servicios	32.909.090
Bienes de consumo	2.687.313
Servicios no personales	30.221.777
Depreciación y amortización	549.719
TRANSFERENCIAS Y DONACIONES CORRIENTES	122.133.648
Al sector privado	120.809.376
Transferencias corrientes al sector privado	120.809.376
Directas a personas	120.013.864
Pensiones y otros beneficios asociados	19.147.874
Jubilaciones y otros beneficios asociados	96.066.718
Otras transferencias directas a personas	4.799.272
Otras transferencias corrientes internas al sector privado	795.512
Al sector externo	1.324.272
Transferencias corrientes al exterior	1.324.272
Becas de capacitación e investigación en el exterior	1.324.272
GASTOS DE CAPITAL	**10.000**
INVERSION REAL DIRECTA	**10.000**
Formación Bruta de Capital Fijo	10.000
Maquinaria, equipos y otros bienes muebles	10.000
TOTAL GASTOS	356.804.306

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
105308	Intercambio del Conocimiento con la Sociedad	Actividad			181	284	4.163.064			4.163.348
105315	Formación de Postgrado	Graduado	360	239	599	1.238	954.098			955.336
105321	Desarrollo y Mantenimiento de Infraestructura Física	Metro Cuadrado			175.875	745.282	10.839.337			11.584.619
105323	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			35	143.601	2.436.561			2.580.162
105330	Formación de Pregrado en Carreras Cortas	Graduado	146	147	293	3.050	12.541.674			12.544.724
105339	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	6.278	6.278	12.556	6.808.695	18.273.928			25.082.623
105362	Formación de Pregrado en Carreras Largas	Graduado	398	399	797	6.633	66.987.292			66.993.925
105363	Captación, Permanencia y Formación Integral del Estudiante	Beca			1.985	2.316.786	25.012.759			27.329.545
	TOTAL					10.025.569	141.208.713			151.234.282

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	178.277	78.195.985		6.332.456	84.706.718
02	Gestión Administrativa	1.183.379	4.391.335			5.574.714
03	Previsión y Protección Social		115.288.592			115.288.592
	TOTAL	1.361.656	197.875.912		6.332.456	205.570.024

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.142**	**1.349**	**182**	**2.673**	**50.229.685**	**2.633.784**	**52.863.469**
Profesional y Técnico	394	250	35	679	11.206.230	2.526.037	13.732.267
Personal Administrativo	268	200	27	495	5.583.782	95.747	5.679.529
Personal Docente	398	553	111	1.062	29.370.162		29.370.162
Obrero	82	346	9	437	4.069.511	12.000	4.081.511
Personal Fijo a Tiempo Parcial			**211**	**211**	**3.837.748**		**3.837.748**
Personal Docente			211	211	3.837.748		3.837.748
Personal Contratado	**60**	**140**	**116**	**316**	**3.824.065**		**3.824.065**
Profesional y Técnico			23	23	163.781		163.781
Personal Administrativo	14	8	16	38	640.047		640.047
Personal Docente	46	132	57	235	2.834.692		2.834.692
Obrero			20	20	185.545		185.545
TOTAL	1.202	1.489	509	3.200	57.891.498	2.633.784	60.525.282

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**186**	**62**	**248**	**19.147.874**
Obreros	27	22	49	1.456.311
Empleados	101	29	130	6.342.942
Docentes	58	11	69	11.348.621
Jubilados	**573**	**784**	**1.357**	**96.066.718**
Obreros	10	110	120	3.718.786
Empleados	430	323	753	47.775.616
Docentes	133	351	484	44.572.316
TOTAL	**759**	**846**	**1.605**	**115.214.592**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	201.201.849
4.02	Materiales, suministros y mercancías	2.687.313
4.03	Servicios no personales	30.221.777
4.04	Activos reales	10.000
4.07	Transferencias y donaciones	122.133.648
4.08	Otros gastos	549.719
	TOTAL	**356.804.306**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**356.254.587**
TRANSFERENCIAS Y DONACIONES CORRIENTES	341.084.625
Del sector público	341.084.625
Transferencias corrientes internas recibidas del sector público	341.084.625
De la República	339.084.625
Recursos Ordinarios	235.771.643
Gestión Fiscal	103.312.982
De los entes descentralizados sin fines empresariales	2.000.000
Ingresos por la venta de bienes y servicios de la administración pública	15.169.962
Venta de servicios	15.169.962
B. GASTOS CORRIENTES	**356.794.306**
GASTOS DE CONSUMO	234.660.658
Remuneraciones	201.201.849
Sueldos, salarios y otras retribuciones	109.608.290
Beneficios y complementos de sueldos y salarios	40.199.047
Aportes patronales	13.163.712
Prestaciones sociales y otras indemnizaciones	16.671.221
Asistencia socioeconómica	21.559.579
Compra de Bienes y servicios	32.909.090
Bienes de consumo	2.687.313
Servicios no personales	30.221.777
Depreciación y amortización	549.719
TRANSFERENCIAS Y DONACIONES CORRIENTES	122.133.648
Al sector privado	120.809.376
Transferencias corrientes al sector privado	120.809.376
Directas a personas	120.013.864
Pensiones y otros beneficios asociados	19.147.874
Jubilaciones y otros beneficios asociados	96.066.718
Otras transferencias directas a personas	4.799.272
Otras transferencias corrientes internas al sector privado	795.512
Al sector externo	1.324.272
Transferencias corrientes al exterior	1.324.272
Becas de capacitación e investigación en el exterior	1.324.272
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(539.719)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**10.000**
RECURSOS PROPIOS DE CAPITAL	10.000
Ahorro/ Desahorro en Cuenta Corriente	(539.719)
Incremento de la depreciación y amortización acumuladas	549.719
B. GASTOS DE CAPITAL	**10.000**
INVERSIÓN REAL DIRECTA	10.000
Formación Bruta de Capital Fijo	10.000
Maquinaria, equipos y otros bienes muebles	10.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0087
Universidad Nacional Abierta
(UNA)

UNIVERSIDAD NACIONAL ABIERTA (UNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Presupuesto para el ejercicio fiscal 2010 de la Universidad Nacional Abierta asciende a la cantidad de Bs. 173.035.144, a través de los cuales se financiaran las actividades de enseñanza, investigación y extensión, permitiendo el financiamiento de 10 Proyectos Institucionales y tres (3) Acciones Centralizadas, cumpliendo de esta forma con la normativa legal para la formulación de los Presupuestos en la Administración Pública.

Se ha tomado la previsión de jerarquizar las necesidades para la distribución de los recursos, dando relevancia a aquellos gastos que por su naturaleza requieren ser atendidos de forma prioritaria o indispensable, como lo son: servicios básicos, contratos de servicios, material instruccional, gastos de lapso académico y demás gastos de personal.

Los Proyectos que desarrollará la Universidad, están basados en la razón de ser de nuestra casa de estudios: sus estudiantes, impulsando su inclusión y prosecución estudiantil a través de estrategias y políticas internas dispuestas y enmarcadas en la flexibilización y calidad del servicio educativo, ello en sintonía con el Plan Nacional Simón Bolívar, Primer Plan Socialista 2007-2013 y concretándose a través de los Proyectos Institucionales que se presentan a continuación:

Nivel de Pregrado:

Los proyectos de Formación de Pregrado en Carrera Corta y Carrera Larga, están dirigidos y fundamentados en el desarrollo de estrategias de enseñanza y aprendizaje bajo la modalidad a distancia, orientado a la formación de recursos humanos altamente calificados en las áreas de Educación, Ingeniería, Administración, Contaduría y Matemática.

Formación de Pregrado en Carreras Cortas:

Desarrollar estrategias de enseñanza - aprendizaje bajo la modalidad a distancia, orientadas a la formación de recursos humanos altamente calificados en las áreas de Educación Integral, Ingeniería, así como en Administración y Contaduría, con capacidad de integrarse al mercado laboral en un corto plazo. Con la ejecución del proyecto se pretende satisfacer la demanda de educación superior en las áreas prioritarias de desarrollo del país.

En el diseño del proyecto se consideraron aspectos fundamentales plasmados en el Plan de Desarrollo Económico y Social de la Nación 2007-2013, específicamente, en lo concerniente al sector social, donde se aspira construir una sociedad más justa que permita el disfrute de los derechos sociales, contemplados en la Constitución Nacional. Se pretende con el logro de los objetivos del proyecto, garantizar a los ciudadanos y ciudadanas la inclusión y prosecución de los estudiantes, bajo los estándares de calidad y equidad.

Entre las principales acciones a desarrollar se encuentran asesorías académicas individuales y grupales; promoción de círculos de estudios; fortalecimiento del conocimiento teórico a través de la orientación y asesoría en la elaboración de trabajos prácticos, basados en la realidad regional y local; y por último, el estímulo del desarrollo de las destrezas para ejecutar el proceso de investigación, empleando como estrategias seminarios, talleres, conferencias y jornadas con especialistas en el área. Asimismo, como elemento novedoso en la Universidad Nacional Abierta, se emprenderán las acciones necesarias orientadas a la flexibilización de los lapsos académicos, con lo cual se aspira a contribuir positivamente con la prosecución estudiantil.

Formación de Pregrado en Carreras Largas:

Con la ejecución del proyecto se pretende satisfacer la demanda de educación superior en las áreas prioritarias de desarrollo del país en las siguientes carreras:

- **Área Matemáticas**
  - Matemática, mención Probabilidad y Estadística,
  - Matemática, mención Análisis Numérico,
  - Matemática.

- **Área Educación**
  - Educación Integral,
  - Educación, mención Matemáticas,
  - Educación, mención Preescolar,
  - Educación, mención Dificultades del Aprendizaje.

- **Área Ingeniería**
  - Ingeniería de Sistemas,
  - Ingeniería Industrial.

- **Área Administración y Contaduría**
  - Contaduría Pública,
  - Administración de Empresas,
  - Administración de Empresas, mención Riesgos y Seguros,
  - Administración Pública.

A objeto de cumplir con la finalidad del proyecto se desarrollaran estrategias de enseñanza bajo la modalidad a distancia, orientadas a la formación de profesionales altamente calificados.

Formación de Postgrado:

Apoyados en el uso masivo de las tecnologías de información y la comunicación, se desarrollaran estrategias de enseñanza-aprendizaje bajo la modalidad a distancia, con la finalidad de atender la matricula de estudiantes orientadas a la formación de:

- Especialistas en: Telemática e Informática en Educación a Distancia y Derechos Humanos;

- Magísters en: Educación a Distancia, Administración de Negocios, Ciencias de la Educación mención: Preescolar (Educación Inicial), Planificación de la Educación y Enseñanza de la Matemática;

- Doctores en: Administración de Empresas y Ciencias de la Educación, en las menciones: Metodologia de la Investigación, Administración Educativa e Innovación Curricular.

- Cursos de Ampliación.

Las demandas de formación de cuarto nivel en áreas prioritarias de desarrollo del país son parte consustancial del nuevo ordenamiento político, económico y social que vive actualmente Venezuela. La educación presencial no puede dar respuesta y satisfacer tales necesidades, por lo que se precisa diversificar la oferta dentro de la modalidad educativa a distancia para cubrir los requerimientos de la población a nivel regional y nacional, satisfaciendo las nuevas realidades políticas y sociales. La Universidad Nacional Abierta, a través de la Dirección de Investigación y Postgrado (DIP), como única Institución de educación a distancia en el país debe asumir la propuesta de programas bajo esta modalidad que contribuyan a solventar las insuficiencias de formación a nivel nacional, ampliando y diversificando la oferta. Adicionalmente, a la oferta debe integrar la formación con las necesidades de investigación científica, tecnológica, estética y humanística, a fin de vincular formación, investigación y desarrollo nacional.

Generación, Divulgación y Aplicación del Conocimiento:

Con la ejecución del proyecto la Universidad Nacional Abierta pretende fortalecer la función investigadora de la institución, estimulando al personal académico con la creación de espacios que le permitan la transformación y aplicación del conocimiento en las áreas prioritarias del país y en particular en el sector educación a distancia y abierta, así como la coordinación de acciones que contribuyan al desarrollo del personal académico en sus áreas profesionales.

Las acciones específicas tendrán como eje transversal elevar la calidad de la educación del país, con especial énfasis en el subsector educación superior, pues se busca fortalecer la función investigadora en el ámbito de aplicación del conocimiento, hecho que se vincula estrechamente con los cursos de postgrados (Especialización, Maestrías y Doctorados) que se ofertan en la institución. En tal sentido, se desarrollarán programas de fomento y divulgación de la investigación, concretados en las actividades de financiamiento de Proyectos de Investigación; otorgamiento de premios a la investigación, innovación, material instruccional, ponencias y publicaciones; patrocinio de jornadas y/o conferencias; y participación en eventos nacionales e internacionales de interés científico, humanístico, tecnológico y académico.

Con relación al desarrollo de investigaciones, como lineamiento institucional, las áreas de incumbencia en las cuales se insertarán son: Sistema de educación a distancia; Introducción de nuevas tecnologías en los procesos de enseñanza-aprendizaje; Organización y gestión de los sistemas de educación abierta y a distancia; Diseño de material instruccional; Diseño y propuesta de líneas de investigación que sirvan de marco de referencia para el desarrollo de investigaciones que apoyen los estudios de Pregrado y postgrado.

Fortalecimiento y Desarrollo de la Gestión Científica Tecnológica y Humanística:

Desarrollar y aplicar las tecnologías de la información y la comunicación en las mejoras de la calidad en los procesos de docencia, investigación y extensión, a través de la implementación de sistemas académicos y administrativos, en la adecuación y mantenimiento de la plataforma tecnológica, fomento en el uso de herramientas automatizadas así como la mejora permanente de la conectividad de los servicios tecnológicos de la institución. La Universidad con el desarrollo del Proyecto aspira actualizar la plataforma tecnológica de la Institución, y paralelamente, optimizar el servicio bibliotecario y de información para consolidarse como la única institución de educación superior con la red bibliotecaria de mayor presencia a nivel nacional.

El sistema de educación abierta y a distancia, demanda la aplicación de innovaciones tecnológicas de información y comunicación que permita atender a los principios de masificación y democratización de la educación, razón por la cual las acciones se orientan a la consolidación de la infraestructura tecnológica a nivel nacional (laboratorios tecnológicos de comunicación y desarrollo de redes) y al diseño e implantación de sistemas informáticos que optimicen los procesos académicos y administrativos de la institución.

La capacidad de satisfacer el incremento de la demanda mediante la optimización del servicio bibliotecario y de información, para ofrecer un servicio de calidad, es condición indispensable para contribuir con los procesos de enseñanza y de investigación que elevan la calidad académica universitaria. Adicionalmente, se les brinda a las comunidades circundantes a la institución, un espacio para la indagación científica y humanística que contribuya a elevar su nivel cultural. Las acciones se centran en la dotación del sistema bibliográfico y documental, mantenimiento eficiente del sistema de préstamo bibliotecario, actualización tecnológica del sistema y el fomento del hábito de la lectura en el usuario UNA y las comunidades locales.

Captación, Permanencia y Formación Integral del Estudiante:

Con la formulación del Proyecto, la Universidad tiene como aspiración incrementar la eficiencia de los servicios estudiantiles en cuanto a la atención personal social y de control de estudio que se traduzcan en un aumento de los índices de permanencia y prosecución estudiantil.

La Universidad continuará desarrollando acciones que conduzcan a elevar la calidad de los servicios que presta en el área de admisión y control de estudio, incorporando en los procesos administrativos el empleo de las tecnologías de información y comunicación.

En el ámbito de la atención Biopsicosocial a los estudiantes, se continuará realizando un conjunto de acciones orientadas a garantizar la prosecución de los alumnos, entre las cuales se destacan las siguientes: el programa de Becas, el programa de Preparadurías, el programa de Ayudantías (Auxiliar de Bibliotecas), el apoyo a la asistencia a eventos y cursos, el programa de descuento para la inscripción en estudios regulares; la administración del Programa FAMES y el Programa de Orientación.

Intercambio del Conocimiento con la Sociedad:

El propósito de llevar a cabo las acciones formuladas en el proyecto es explotar las capacidades formativas de la Universidad en el ámbito socioeducativo, con miras a contribuir con los planes de desarrollo del país, a través de la formación, capacitación y adiestramiento del Recurso Humano y en atención a los requerimientos de las comunidades en función de las necesidades sociales y económicas. Igualmente como un elemento esencial para el cumplimiento de la misión institucional, se realizarán actividades que propendan a la divulgación y preservación de los valores y saberes culturales, así como el fomento de las actividades deportivas.

La Universidad concreta su contribución al logro de la disminución de los índices de exclusión social al atender a las comunidades o grupos poblacionales que se encuentran en condiciones socio-económicas desfavorables o críticas. A través de la Acción Social, genera actividades para atender a poblaciones penales, programas de alfabetización, atención integral a las comunidades, programas de formación de promotores comunitarios, atención a personas de la tercera edad, programas de prevención en uso de drogas, programas educativo-ambientales, programa de madres cuidadoras, entre otros.

Institucionalmente, la UNA asume el rol protagónico como ente vinculado a la producción y difusión de conocimientos y tecnologías, al formular acciones de capacitación y adiestramiento bajo la modalidad de Educación Continúa, acorde con las necesidades y demandas regionales y locales. Este esfuerzo se traduce en la administración de los programas:

- Capacitación Docente,
- Gerencia Educativa,
- Asistente de Servicios de Información,
- Mejoramiento de la Calidad del Docente Rural y de Fronteras,
- Desarrollo Gerencial y Didáctica de las Ciencias Sociales.

Desarrollo y Mantenimiento de la Infraestructura:

Ejecución de un conjunto de actividades destinadas a desarrollar y mantener la infraestructura física de la Sede Central, los Centros Locales y las Unidades de Apoyo, las cuales contribuirán a brindar un servicio educativo de alta calidad, ajustado a las necesidades regionales y a las exigencias de la población estudiantil.

La Universidad aspira contribuir de forma efectiva al logro de la prestación de los servicios educativos bajo los estándares de calidad, lo cual permitirá que se garanticen los derechos sociales de todos los ciudadanos y ciudadanas del país. En tal sentido, la UNA continuará desarrollando su programa de remodelación y/o ampliación de obras.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**171.535.144**
INGRESOS DE OPERACIÓN	8.500.005
Otros ingresos de operación	8.500.005
TRANSFERENCIAS Y DONACIONES CORRIENTES	163.035.139
Del sector público	163.035.139
Transferencias corrientes internas recibidas del sector público	163.035.139
De la República	163.035.139
INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	**1.500.000**
Incremento de la depreciación y amortización acumuladas	1.500.000
TOTAL RECURSOS	**173.035.144**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**165.802.767**
GASTOS DE CONSUMO	121.980.353
Remuneraciones	104.421.602
Sueldos, salarios y otras retribuciones	40.147.822
Beneficios y complementos de sueldos y salarios	41.684.316
Aportes patronales	8.565.440
Asistencia socioeconómica	12.584.468
Otros gastos de personal	1.439.556
Compra de Bienes y servicios	16.058.751
Bienes de consumo	5.189.911

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Servicios no personales	10.868.840
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.822.414
Al sector privado	43.811.819
Transferencias corrientes al sector privado	43.660.345
Directas a personas	43.590.489
Pensiones y otros beneficios asociados	3.660.123
Jubilaciones y otros beneficios asociados	37.703.503
Otras transferencias directas a personas	2.226.863
Otras transferencias corrientes internas al sector privado	69.856
Donaciones corrientes al sector privado	151.474
Donaciones a personas	151.474
Al sector público	595
Transferencias corrientes al sector público	595
A la República	250
A los entes descentralizados sin fines empresariales para sus gastos	345
Al sector externo	10.000
Transferencias corrientes al exterior	10.000
Becas de capacitación e investigación en el exterior	10.000
GASTOS DE CAPITAL	**868.638**
INVERSION REAL DIRECTA	**868.638**
Formación Bruta de Capital Fijo	838.392
Maquinaria, equipos y otros bienes muebles	755.530
Construcciones de bienes de dominio privado	82.862
Bienes intangibles	30.246

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**6.363.739**
DISMINUCION DE PASIVOS	**6.363.739**
Disminución de cuentas y efectos por pagar	6.363.739
Disminución de otras cuentas y efectos por pagar	6.363.739
Disminución de otras cuentas por pagar a corto plazo	6.363.739
TOTAL GASTOS	173.035.144

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105342	Formación de Pregrado en Carrera Corta	Alumno Atendido	9.228	5.378	14.606		1.948.847			1.948.847
105351	Formación en Pregrado en Carrera Larga	Alumno Atendido	26.630	15.519	42.149		56.096.443			56.096.443
105378	Formación de Postgrado	Alumno Atendido	452	342	794		2.990.512			2.990.512
105390	Desarrollo y Mantenimiento de la Infraestructura	Informe técnico			22		1.274.963			1.274.963
105391	Generación, Divulgación y Aplicación del Conocimiento	Financiamiento			48		1.127.509			1.127.509
105392	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Plataforma tecnológica			363		4.240.723			4.240.723
105402	Intercambio del Conocimiento con la Sociedad	Población Atendida			6.810		1.822.682			1.822.682
105411	Captación, Permanencia y Formación Integral del Estudiante	Beneficiario			26.061		3.259.634			3.259.634
105412	Simplificación de las Gestiones Administrativas en la UNA.	Manual			8		246.163			246.163
105416	Conectividad Fase ii	Prototipo			1		40.000			40.000
	TOTAL						73.047.476			73.047.476

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		42.121.291			42.121.291
02	Gestión Administrativa	8.500.005	6.497.971		1.500.000	16.497.976
03	Previsión y Protección Social		41.368.401			41.368.401
TOTAL		8.500.005	89.987.663		1.500.000	99.987.668

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**815**	**513**	**460**	**1.788**	**30.890.657**	**705**	**30.891.362**
Directivo	22	13	9	44	1.545.812		1.545.812
Profesional y Técnico	327	189	220	736	12.563.124		12.563.124
Personal Administrativo	172	32	117	321	3.367.930		3.367.930
Personal Docente	261	155	41	457	11.247.478		11.247.478
Obrero	33	124	73	230	2.166.313	705	2.167.018
Personal Fijo a Tiempo Parcial	**89**	**39**	**21**	**149**	**1.405.523**		**1.405.523**
Personal Docente	89	39	21	149	1.405.523		1.405.523
Personal Contratado	**94**	**69**	**362**	**525**	**7.840.928**		**7.840.928**
Profesional y Técnico	2	1	3	6	113.508		113.508
Personal Docente	92	68	359	519	7.727.420		7.727.420
TOTAL	998	621	843	2.462	40.137.108	705	40.137.813

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**37**	**15**	**52**	**1.516.123**
Obreros	4	3	7	50.962
Empleados	26	5	31	1.127.409
Docentes	7	7	14	337.752
Jubilados	**516**	**281**	**797**	**37.703.503**
Obreros	15	42	57	745.845
Empleados	360	128	488	17.640.843
Docentes	141	111	252	19.316.815
TOTAL	553	296	849	39.219.626

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	104.421.602
4.02	Materiales, suministros y mercancías	5.189.911
4.03	Servicios no personales	10.868.840
4.04	Activos reales	868.638
4.07	Transferencias y donaciones	43.822.414
4.08	Otros gastos	1.500.000
4.11	Disminución de pasivos	6.363.739
	TOTAL	173.035.144

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**171.535.144**
TRANSFERENCIAS Y DONACIONES CORRIENTES	163.035.139
Del sector público	163.035.139
Transferencias corrientes internas recibidas del sector público	163.035.139
De la República	163.035.139
Recursos Ordinarios	113.361.267
Gestión Fiscal	49.673.872
INGRESOS DE OPERACION	8.500.005
Otros ingresos de operación	8.500.005
B. GASTOS CORRIENTES	**165.802.767**
GASTOS DE CONSUMO	121.980.353
Remuneraciones	104.421.602
Sueldos, salarios y otras retribuciones	40.147.822
Beneficios y complementos de sueldos y salarios	41.684.316
Aportes patronales	8.565.440
Asistencia socioeconómica	12.584.468
Otros gastos de personal	1.439.556
Compra de Bienes y servicios	16.058.751
Bienes de consumo	5.189.911
Servicios no personales	10.868.840
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	43.822.414
Al sector privado	43.811.819
Transferencias corrientes al sector privado	43.660.345
Directas a personas	43.590.489
Pensiones y otros beneficios asociados	3.660.123
Jubilaciones y otros beneficios asociados	37.703.503
Otras transferencias directas a personas	2.226.863
Otras transferencias corrientes internas al sector privado	69.856
Donaciones corrientes al sector privado	151.474
Donaciones a personas	151.474
Al sector público	595
Transferencias corrientes al sector público	595
A la República	250
A los entes descentralizados sin fines empresariales para sus gastos	345
Al sector externo	10.000
Transferencias corrientes al exterior	10.000
Becas de capacitación e investigación en el exterior	10.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**5.732.377**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**7.232.377**
RECURSOS PROPIOS DE CAPITAL	7.232.377
Ahorro/ Desahorro en Cuenta Corriente	5.732.377
Incremento de la depreciación y amortización acumuladas	1.500.000
B. GASTOS DE CAPITAL	**868.638**
INVERSIÓN REAL DIRECTA	868.638

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Formación Bruta de Capital Fijo	838.392
Maquinaria, equipos y otros bienes muebles	755.530
Construcciones de bienes de dominio privado	82.862
Bienes intangibles	30.246
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**6.363.739**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**6.363.739**
SUPERÁVIT FINANCIERO	6.363.739
B. APLICACIONES FINANCIERAS	**6.363.739**
DISMINUCION DE PASIVOS	6.363.739
Disminución de cuentas y efectos por pagar	6.363.739
Disminución de otras cuentas y efectos por pagar	6.363.739
Disminución de otras cuentas por pagar a corto plazo	6.363.739

A0088
Universidad Nacional
Experimental de Guayana
(UNEG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE GUAYANA (UNEG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Presupuesto de la Universidad Nacional Experimental de Guayana será financiado con ingresos que alcanzan Bs. 91.759.773 distribuidos de la siguiente manera: Aporte del Ejecutivo Nacional Bs. 87.984.541 lo cual representa el 95,89% del total del presupuesto de recursos, Bs. 3.475.232 producto de ingresos propios que representan 3,79% y el fondo de depreciación y amortización por Bs. 300.000 siendo el 0,32%.

Atendiendo los criterios utilizados por la Oficina Nacional de Presupuesto y Oficina de Planificación del Sector Universitario para la estimación y distribución de la cuota presupuestaria para el año 2010 y considerando las prioridades de la universidad, el presupuesto de gasto es de Bs. 91.759.773.

Debido a las limitaciones financieras la Institución velará por la priorización del gasto, por lo cual se restringe y/o prohíbe los siguientes conceptos:

- Compra de vehículos.

- Todos los gastos a excepción de los contratos de servicios deben ser revisados por la mesa técnica aprobada por el Consejo Universitario.

- Los viajes al exterior solamente en el caso del Rector, debidamente justificado y del personal académico por estudios.

- Restricción en los viáticos nacionales en el caso de aprobación del mismo deben ser justificados.

El Plan Operativo 2010 se formula a partir de las referencias y normativas establecidas en el contexto Nacional y del Plan Estratégico de la UNEG. Está fundamentado por tanto en la Constitución Bolivariana de Venezuela, en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, especialmente en la Línea Estratégica Suprema Felicidad Social y en las emanadas del Ministerio del Poder Popular para la Educación Superior referidas a la pertinencia social regional, interrelación con las comunidades mediante procesos integrales de extensión, equidad en el acceso y la prosecución de los estudiantes; calidad, eficacia, e integración universitaria.

Dentro de las principales metas estimadas a alcanzar destacan:

Denominación	Monto
Matrícula de pregrado (incluye nuevos inscritos)	14.473
Matrícula de postgrado (incluye nuevos inscritos)	1.184
Egresos de Pregrado	2.847
Egresos de Postgrado	33
Actividades de Extensión (evento)	126
Asistencia Socioeconómica al Estudiante	8.405

En Docencia se estiman efectuar las siguientes acciones:

- Rediseño e implementación de los planes curriculares de los proyectos de carrera: Ingeniería Industrial, Ingeniería Informática, Ingeniería Industrias Forestal, Tecnología en Producción Agropecuaria de acuerdo al Modelo Curricular Integral de la Universidad.

- Diversificación de la oferta académica en Pregrado de acuerdo con los estudios de factibilidad en cada sede: Nuevas Carreras: en el Área de Ciencias Ambientales y de Artes Aplicadas. Menciones: Ingeniería Industrial e Ingeniería en Informática.

- Evaluación y análisis de las políticas que orientan el ingreso y permanencia del estudiante UNEG.

- Estudio del seguimiento al desempeño y prosecución estudiantil que permita la intervención oportuna orientada a la calidad del proceso de enseñanza-aprendizaje.

- Vinculación con Educación Media / Diversificada a través de mecanismos de retroalimentación (resultado del seguimiento al rendimiento estudiantil) y de información y divulgación.

- Proyectos de Innovación Educativa: "Proyecto UNEG Virtual" a través de la aplicación de nuevas Tecnologías de Información y Comunicación.

- Diseño de programa de Doctorados en áreas estratégicas de la UNEG donde exista personal académico con estudios de Doctorado y Centro de Investigación Consolidados.

- Estudios de Impacto de Proyectos de Estudios de Postgrado.

- Evaluación de los programas de estudios de Postgrado tomando en cuenta los requerimientos del CNU para la acreditación.

- Identificación de indicadores de calidad de los Postgrados.

- Planes de formación docente acordes a los nuevos requerimientos de los Proyectos de Carrera adaptados al modelo curricular integral de la universidad; las líneas y centros de Investigación y los proyectos de extensión y vinculación con el entorno universitario.

- Implementación de nuevas alternativas en los modelos y planes de formación académica.

- Vinculación de todos los Programas de Estudios de Postgrado a Líneas y Centros de Investigación.

En Investigación:

- Incrementar las publicaciones producto de las investigaciones realizadas.

- Desarrollar investigaciones para la evaluación y fortalecimiento del modelo curricular UNEG.

- Desarrollo de líneas de investigación en las áreas: sociocultural y socio-política en función de la transformación de la Extensión Universitaria como contribución al desarrollo endógeno.

- Estudios de efecto e impacto que evidencie la pertinencia interna, así como la efectividad local y regional de los proyectos que conforman las líneas de investigación.

- Creación del Centro de Investigación en Informática.

- Creación de la Oficina de Patentes.

- Incrementar el número de investigadores por Centro de Investigación.

- Fortalecer la producción intelectual del centro mediante la participación y organización de eventos científicos.

- Fortalecer la producción intelectual del centro mediante la participación y organización de publicaciones.

- Fortalecimiento de 24 Proyectos de Investigación.

En Extensión:

- Lograr una mayor interacción dinámica con el entorno de la región Guayana a través del incremento de las relaciones de la Extensión con las comunidades, Consejos Comunales, Mesas de Trabajo, organizaciones no gubernamentales (ONG) y oficiales.

- Fortalecer los programas Culturales y Deportivos en atención al desarrollo integral de la comunidad universitaria y de la sociedad regional y local, respetando la diversidad sociocultural de la región Guayana.

- Generar espacios de encuentro y compartir de saberes entre Extensión y los Centros de Investigación con el fin de coadyuvar en intervención en las distintas comunidades: Sociales, científicas, empresariales y políticas a partir de los proyectos de investigación que se desarrollan en la Universidad en búsqueda de la pertinencia, equidad y justicia social.

- Continuar con la generación de ingresos propios a través del servicio educativo, dirigido a las empresas tanto públicas como privadas.

- Desarrollar la función de Educación Permanente a través de programas de Diplomados, cursos y eventos académicos que den respuestas a las necesidades regionales y locales en todas las poblaciones donde la UNEG tiene su ámbito de competencia.

- Generar actividades de extensión que coadyuven a la búsqueda de alternativas viables para el mejoramiento de la calidad de vida de la población, especialmente aquella más vulnerable socialmente.

- Reapertura de las Cátedras para rescatar el carácter sociocultural y político de la Extensión Universitaria, en las siguientes áreas: Valores, Justicia, Derechos Humanos, Cultura de Paz y Ciudadanía /Democracia.

Desarrollo Estudiantil:

- Con los aportes destinados al sector estudiantil se pretende atender: 2.383 estudiantes en el Servicio de Comedor, 937 estudiantes contaran con el Beneficio de Becas y 14.473 estudiantes se beneficiarán con el Servicio de Transporte.

Por otra parte se desarrollaran los siguientes programas:

- Contribuir con el logro de un perfil del egresado Unegista con proyectos que contribuyan con sus rasgos profesionales, personales, socioculturales y sociopolíticos.

- Desarrollo de un indicador que de cuenta de la prosecución del estudiante en términos de los avances del perfil del egresado.

- Definir un modelo de atención al estudiante articulado al currículo, que coadyuve en la formación integral del estudiante Unegista.

- Desarrollar con la población estudiantil, planes de autofinanciamiento y cogestionarios de micro-proyectos y de servicio social.

- Desarrollar estudios de relación impacto/beneficio en la prosecución estudiantil de los estudiantes con beneficios socioeconómico.

- Incrementar programas dirigidos a la actividad preventiva de la salud integral del estudiante Unegista, entre ellos estudiantes Promotores de Salud en todas las sedes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**91.459.773**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	3.475.232
Venta de otros bienes y servicios	3.475.232
TRANSFERENCIAS Y DONACIONES CORRIENTES	87.984.541
Del sector público	87.984.541
Transferencias corrientes internas recibidas del sector público	87.984.541
De la República	87.984.541
INGRESOS DE CAPITAL	**300.000**
RECURSOS PROPIOS DE CAPITAL	**300.000**
Incremento de la depreciación y amortización acumuladas	300.000
TOTAL RECURSOS	91.759.773

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**87.753.245**
GASTOS DE CONSUMO	73.865.521
Remuneraciones	63.197.697
Sueldos, salarios y otras retribuciones	22.327.152
Beneficios y complementos de sueldos y salarios	28.045.073
Aportes patronales	2.247.552
Asistencia socioeconómica	10.577.920
Compra de Bienes y servicios	10.367.824
Bienes de consumo	725.689
Servicios no personales	9.642.135
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.887.724
Al sector privado	13.887.724
Transferencias corrientes al sector privado	13.887.724
Directas a personas	13.887.724
Pensiones y otros beneficios asociados	1.106.660
Jubilaciones y otros beneficios asociados	10.322.350
Otras transferencias directas a personas	2.458.714
GASTOS DE CAPITAL	**225.825**
INVERSION REAL DIRECTA	**225.825**
Formación Bruta de Capital Fijo	225.825
Maquinaria, equipos y otros bienes muebles	225.825
APLICACIONES FINANCIERAS	**3.780.703**
DISMINUCION DE PASIVOS	**3.780.703**
Disminución de provisiones	3.780.703
Disminución de provisiones para beneficios sociales	3.780.703
TOTAL GASTOS	**91.759.773**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105324	Formación de Pregrado Carrera Corta	Alumno Atendido	3.942	2.122	6.064		22.941.749			22.941.749
105373	Servicios Comunitarios del Estudiante UNEG	Proyecto Comunitario			200		1.000			1.000
105380	Formación de Pregrado en Carrera Larga	Alumno Atendido			8.409		15.706.860			15.706.860
105386	Desarrollo Planta Fisica UNEG	Porcentaje			18		376.847			376.847
105432	Formación de Postgrado	Alumno Atendido	478	319	797		3.861.955			3.861.955
105436	Fortalecimiento y Desarrollo de la Gestión Científica	Porcentaje			80		3.997.150			3.997.150
105443	Gerencia, Divulgación y Aplicación del Conocimiento	Proyecto			18		1.668.220			1.668.220
105444	Intercambio del Conocimiento con la Sociedad	Evento			126		2.449.376			2.449.376
105467	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	5.463	2.942	8.405		4.614.935			4.614.935
105471	Plan de Formación Académico	Profesor	326	175	501		452.519			452.519
105472	Sistema Constructivo para Fabricar Muebles y Viviendas de Madera	Porcentaje			80		1.000			1.000
	TOTAL						**56.071.611**			**56.071.611**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		14.612.958			14.612.958
02	Gestión Administrativa	3.775.232	5.864.494			9.639.726
03	Previsión y Protección Social		11.435.478			11.435.478
TOTAL		**3.775.232**	**31.912.930**			**35.688.162**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**474**	**404**	**37**	**915**	**20.590.500**	**421.800**	**21.012.300**
Directivo	1	3		4	134.316		134.316
Profesional y Técnico	150	77	15	242	4.469.820		4.469.820
Personal Administrativo	97	42	8	147	2.090.160		2.090.160
Personal Docente	224	190		414	12.726.324	421.800	13.148.124
Obrero	2	92	14	108	1.169.880		1.169.880
Personal Fijo a Tiempo Parcial	**3**	**17**		**20**	**212.844**		**212.844**
Profesional y Técnico		4		4	41.592		41.592
Personal Administrativo	1	3		4	46.212		46.212
Personal Docente	2	10		12	125.040		125.040
Personal Contratado	**30**	**51**	**5**	**86**	**1.523.808**		**1.523.808**
Personal Docente	30	51	5	86	1.523.808		1.523.808
TOTAL	507	472	42	1.021	22.327.152	421.800	22.748.952

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**10**	**15**	**25**	**1.106.660**
Obreros		4	4	106.015
Empleados	9	7	16	683.357
Docentes	1	4	5	317.288
Jubilados	**92**	**63**	**155**	**10.322.350**
Obreros		10	10	311.986
Empleados	55	14	69	3.652.989
Docentes	37	39	76	6.357.375
TOTAL	**102**	**78**	**180**	**11.429.010**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	63.197.697
4.02	Materiales, suministros y mercancías	725.689
4.03	Servicios no personales	9.642.135
4.04	Activos reales	225.825
4.07	Transferencias y donaciones	13.887.724
4.08	Otros gastos	300.000
4.11	Disminución de pasivos	3.780.703
	TOTAL	**91.759.773**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**91.459.773**
TRANSFERENCIAS Y DONACIONES CORRIENTES	87.984.541
Del sector público	87.984.541
Transferencias corrientes internas recibidas del sector público	87.984.541
De la República	87.984.541
Recursos Ordinarios	61.177.234
Gestión Fiscal	26.807.307
Ingresos por la venta de bienes y servicios de la administración pública	3.475.232
Venta de otros bienes y servicios	3.475.232
B. GASTOS CORRIENTES	**87.753.245**
GASTOS DE CONSUMO	73.865.521
Remuneraciones	63.197.697
Sueldos, salarios y otras retribuciones	22.327.152
Beneficios y complementos de sueldos y salarios	28.045.073
Aportes patronales	2.247.552
Asistencia socioeconómica	10.577.920
Compra de Bienes y servicios	10.367.824
Bienes de consumo	725.689
Servicios no personales	9.642.135
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.887.724
Al sector privado	13.887.724
Transferencias corrientes al sector privado	13.887.724
Directas a personas	13.887.724
Pensiones y otros beneficios asociados	1.106.660
Jubilaciones y otros beneficios asociados	10.322.350
Otras transferencias directas a personas	2.458.714
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**3.706.528**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**4.006.528**
RECURSOS PROPIOS DE CAPITAL	4.006.528
Ahorro/ Desahorro en Cuenta Corriente	3.706.528
Incremento de la depreciación y amortización acumuladas	300.000
B. GASTOS DE CAPITAL	**225.825**
INVERSIÓN REAL DIRECTA	225.825
Formación Bruta de Capital Fijo	225.825
Maquinaria, equipos y otros bienes muebles	225.825
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**3.780.703**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.780.703**
SUPERÁVIT FINANCIERO	3.780.703
B. APLICACIONES FINANCIERAS	**3.780.703**
DISMINUCION DE PASIVOS	3.780.703
Disminución de otros pasivos	3.780.703
Disminución de provisiones y reservas técnicas	3.780.703
Disminución de provisiones	3.780.703
Disminución de provisiones para beneficios sociales	3.780.703

A0089
Universidad Centroccidental
Lisandro Alvarado
(UCLA)

UNIVERSIDAD CENTROCCIDENTAL LISANDRO ALVARADO (UCLA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Centroccidental Lisandro Alvarado (UCLA), es una Universidad ubicada en el Estado Lara, que atiende a la Región Centro Occidental, caracterizándose por ser participativa, autónoma, democrática, comprometida en la búsqueda del conocimiento y el desarrollo social, fomentando permanentemente el aprendizaje, la producción y difusión de saberes; vinculada al principio de cooperación interinstitucional nacional e internacional, caracterizada por la actualización del recurso humano, su tecnología, el transparente manejo de los recursos financieros y su responsabilidad social.

Esto se alcanza con la optimización de la calidad de las funciones de docencia, investigación, extensión y gestión a fin de hacer de la práctica académica una estrategia para el cambio y el mejoramiento continuo que responda a las expectativas de desarrollo de la Institución, de la región y del país.

MISIÓN

Contribuir con el desarrollo humanístico, científico y tecnológico a nivel local y nacional, mediante la difusión y generación de saberes y la formación de profesionales con competencias y afianzados principios humanos como la ética, justicia, libertad y solidaridad.

VISIÓN

Ser una Institución con calidad académica y pertinencia social, reconocida por su aporte al desarrollo local y nacional, fundamentada en una cultura institucional orientada hacia el progreso y la eficiencia.

OBJETIVOS INSTITUCIONALES:

- Propiciar el mejoramiento continuo de los procesos académicos y administrativos en función del análisis de sus debilidades y fortalezas a través de un sistema de evaluación de la calidad institucional, como impulso del desarrollo, mediante la generación de cambios de orden estructural, de procesos y de comportamiento, fundamentado en el aprendizaje organizacional.

- Contribuir con organismos del sector privado, público y comunidades para generar respuestas a los problemas económicos, sociales, culturales y educativos, a fin de promover cambios orientados al desarrollo endógeno, sustentable y humano.

- Incentivar la producción de investigación aplicada, creación de tecnología, generación de conocimientos científicos, humanísticos y tecnológicos para incrementar el saber, optimizando las funciones de docencia y extensión universitaria, así mismo contribuir con los procesos de innovación y transferencia del conocimiento, aportando propuestas para el modelo de desarrollo endógeno, sustentable y humano que se gesta en el país.

- Desarrollar una gestión universitaria con criterios de transparencia en el manejo de los recursos financieros y con responsabilidad social, acompañado de una práctica permanente mediante la rendición de cuentas.

- Generar un proceso educativo centrado en el estudiante con afianzados principios humanos, como: la ética, justicia, libertad, solidaridad humana, la realización colectiva de la individualidad, que le permita desempeñarse exitosamente en la actividad laboral relativa a sus competencias técnicas, o como emprendedor promotor de la economía del país y con compromiso de su responsabilidad con el desarrollo endógeno.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**334.398.117**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	11.165.062
Venta de servicios	11.165.062
INGRESOS DE LA PROPIEDAD	10.000.000
Intereses	10.000.000
Intereses internos	10.000.000
Intereses por depósitos	10.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	313.233.055
Del sector público	313.233.055
Transferencias corrientes internas recibidas del sector público	313.233.055
De la República	313.233.055
INGRESOS DE CAPITAL	**3.284.537**
RECURSOS PROPIOS DE CAPITAL	**3.284.537**
Incremento de la depreciación y amortización acumuladas	3.284.537
FUENTES DE FINANCIAMIENTO	**3.442.070**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**3.442.070**
Disminución de otros activos financieros	3.442.070
Disminución de disponibilidades	3.442.070
Disminución de caja	3.442.070
TOTAL RECURSOS	341.124.724

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**329.161.554**
GASTOS DE CONSUMO	221.834.904
Remuneraciones	199.042.899
Sueldos, salarios y otras retribuciones	77.022.219
Beneficios y complementos de sueldos y salarios	86.106.857
Aportes patronales	7.174.800
Asistencia socioeconómica	22.311.353
Otros gastos de personal	6.427.670
Compra de Bienes y servicios	19.507.468
Bienes de consumo	5.269.939
Servicios no personales	14.237.529
Depreciación y amortización	3.284.537
TRANSFERENCIAS Y DONACIONES CORRIENTES	107.326.650
Al sector privado	107.326.650
Transferencias corrientes al sector privado	107.326.650
Directas a personas	107.326.650
Pensiones y otros beneficios asociados	10.795.714
Jubilaciones y otros beneficios asociados	86.055.159
Otras transferencias directas a personas	10.475.777
GASTOS DE CAPITAL	**1.569.316**
INVERSION REAL DIRECTA	**1.569.316**
Formación Bruta de Capital Fijo	1.569.316
Maquinaria, equipos y otros bienes muebles	1.569.316
APLICACIONES FINANCIERAS	**10.393.854**
DISMINUCION DE PASIVOS	**10.393.854**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de provisiones	10.393.854
Disminución de provisiones para beneficios sociales	10.393.854
TOTAL GASTOS	341.124.724

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105347	Formación de Pregrado en Carreras Cortas	Alumno Atendido	1.610	1.384	2.994		4.777.404			4.777.404
105353	Formación de Pregrado en Carreras Largas	Alumno Atendido	12.432	6.695	19.127	9.149.722	118.098.243			127.247.965
105382	Formación de Postgrado	Alumno Atendido	1.270	1.127	2.397	1.884.681	329.845			2.214.526
105414	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			73	114.722	2.378.067			2.492.789
105426	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	1.882.202	1.737.418	3.619.620	49.604	23.149.473			23.199.077
105429	Intercambio del Conocimiento con la Sociedad	Usuario Atendido	18.598		18.598	600.000	5.407.995			6.007.995
105437	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	12.783.929	8.522.619	21.306.548	150.000	8.120.040			8.270.040
	TOTAL					**11.948.729**	**162.261.067**			**174.209.796**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	10.041.044	39.875.615			49.916.659
02	Gestión Administrativa	5.901.896	14.245.500			20.147.396
03	Previsión y Protección Social		96.850.873			96.850.873
	TOTAL	**15.942.940**	**150.971.988**			**166.914.928**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Totai	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.335**	**1.402**		**2.737**	**52.596.861**	**1.469.988**	**54.066.849**
Profesional y Técnico	355	198		553	10.437.828	1.469.988	11.907.816
Personal Administrativo	341	175		516	6.082.620		6.082.620
Personal Docente	478	475		953	28.780.677		28.780.677
Obrero	161	554		715	7.295.736		7.295.736
Personal Fijo a Tiempo Parcial	**212**	**214**		**426**	**4.416.996**		**4.416.996**
Profesional y Técnico	16	22		38	905.796		905.796
Personal Administrativo	3	14		17	287.520		287.520
Personal Docente	193	178		371	3.223.680		3.223.680
Personal Contratado	**353**	**341**		**694**	**15.580.349**		**15.580.349**
Profesional y Técnico	3	2		5	111.108		111.108
Personal Administrativo	12	6		18	259.476		259.476
Personal Docente	338	333		671	15.209.765		15.209.765
TOTAL	1.900	1.957		3.857	72.594.206	1.469.988	74.064.194

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**165**	**105**	**270**	**10.795.714**
Obreros	26	35	61	1.445.741
Empleados	81	41	122	4.128.379
Docentes	58	29	87	5.221.594
Jubilados	**713**	**1.110**	**1.823**	**86.055.159**
Obreros	94	287	381	9.287.051
Empleados	377	276	653	23.611.484
Docentes	242	547	789	53.156.624
TOTAL	878	1.215	2.093	96.850.873

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	199.042.899
4.02	Materiales, suministros y mercancías	5.269.939
4.03	Servicios no personales	14.237.529
4.04	Activos reales	1.569.316
4.07	Transferencias y donaciones	107.326.650
4.08	Otros gastos	3.284.537
4.11	Disminución de pasivos	10.393.854
	TOTAL	341.124.724

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**334.398.117**
TRANSFERENCIAS Y DONACIONES CORRIENTES	313.233.055
Del sector público	313.233.055
Transferencias corrientes internas recibidas del sector público	313.233.055
De la República	313.233.055
Recursos Ordinarios	217.796.582
Gestión Fiscal	95.436.473
Ingresos por la venta de bienes y servicios de la administración pública	11.165.062
Venta de servicios	11.165.062
INGRESOS DE LA PROPIEDAD	10.000.000
Intereses	10.000.000
Intereses internos	10.000.000
Intereses por depósitos	10.000.000
B. GASTOS CORRIENTES	**329.161.554**
GASTOS DE CONSUMO	221.834.904
Remuneraciones	199.042.899
Sueldos, salarios y otras retribuciones	77.022.219
Beneficios y complementos de sueldos y salarios	86.106.857
Aportes patronales	7.174.800
Asistencia socioeconómica	22.311.353
Otros gastos de personal	6.427.670
Compra de Bienes y servicios	19.507.468
Bienes de consumo	5.269.939
Servicios no personales	14.237.529
Depreciación y amortización	3.284.537
TRANSFERENCIAS Y DONACIONES CORRIENTES	107.326.650
Al sector privado	107.326.650
Transferencias corrientes al sector privado	107.326.650
Directas a personas	107.326.650
Pensiones y otros beneficios asociados	10.795.714
Jubilaciones y otros beneficios asociados	86.055.159
Otras transferencias directas a personas	10.475.777
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**5.236.563**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**8.521.100**
RECURSOS PROPIOS DE CAPITAL	8.521.100
Ahorro/ Desahorro en Cuenta Corriente	5.236.563
Incremento de la depreciación y amortización acumuladas	3.284.537
B. GASTOS DE CAPITAL	**1.569.316**
INVERSIÓN REAL DIRECTA	1.569.316
Formación Bruta de Capital Fijo	1.569.316
Maquinaria, equipos y otros bienes muebles	1.569.316
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**6.951.784**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**10.393.854**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.442.070
Disminución de otros activos financieros	3.442.070
Disminución de disponibilidades	3.442.070
Disminución de caja	3.442.070
SUPERÁVIT FINANCIERO	6.951.784
B. APLICACIONES FINANCIERAS	**10.393.854**
DISMINUCION DE PASIVOS	10.393.854
Disminución de otros pasivos	10.393.854
Disminución de provisiones y reservas técnicas	10.393.854
Disminución de provisiones	10.393.854
Disminución de provisiones para beneficios sociales	10.393.854

A0090
Universidad Pedagógica
Experimental Libertador
(UPEL)

UNIVERSIDAD PEDAGÓGICA EXPERIMENTAL LIBERTADOR (UPEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Presupuesto para el año 2010 ha sido formulado tomando en consideración el Plan de Desarrollo Económico y Social de la Nación y, específicamente, la directriz estratégica de "Garantizar la Equidad en el Acceso y Mejorar el Desempeño Estudiantil para lograr el desarrollo integral para una educación superior de calidad con pertenencia social.

El escenario en el cual se formuló el Presupuesto 2010 de la Universidad, impone medidas para lograr el equilibrio presupuestario y el funcionamiento de la Institución, tal como se detallan a continuación:

Gastos de Personal

- La estructura laboral del personal se calculó aplicando las tablas de sueldos y salarios establecidos en las Normas de Homologación 2006-2007, aún cuando desde el mes de octubre 2008 las remuneraciones del personal se han cancelado con base en los acuerdos previstos en los ajustes de las Normas de Homologación 2008-2010. En este sentido, la Oficina de Planificación del Sector Universitario (OPSU), informó que dichos incrementos se cubrirán con los fondos centralizados.
- Para los fines del cálculo del Bono Vacacional se aplicaron 80 días y 90 días para el Bono de Fin de Año.
- Los aportes patronales como Caja de Ahorros y Fondo de Jubilaciones y Pensiones sólo están proyectados por un semestre.
- El bono de alimentación fue estimado con la unidad tributaria de Bs. 55 (50% de UT = 27.5).
- No se consideraron recursos para creaciones de cargos, ni para contratación de personal administrativo y de servicio, tampoco suplencias, ni asignaciones para horas extraordinarias.
- Sólo están consideradas las reposiciones estrictamente necesarias, que permitan mantener la estructura del funcionamiento de la Universidad operativa.

Gastos de Funcionamiento

- Las asignaciones para la adquisición de materiales y lo correspondiente a servicios se estimaron los gastos necesarias para el cumplimiento de las actividades programadas en el Plan Operativo de la Universidad.
- Está respaldado el costo correspondiente a los gastos administrativos e IVA del bono alimentación que corresponde al 22,05% de la asignación para gastos de funcionamiento.
- No se programaron incrementos de recursos para reparaciones menores y mayores, mejoramiento y desarrollo de la infraestructura física y tecnológica.

Transferencias

- Las providencias estudiantiles están estimadas en los mismos niveles del presupuesto inicial 2009.
- Están respaldadas las jubilaciones y pensiones estimadas al final de este ejercicio fiscal.

En este sentido, la Universidad realizando grandes esfuerzos continuará su visión de ser una Universidad de excelencia, comprometida con el país para elevar el nivel de la educación, mediante la formación de docentes competentes; capaz de generar conocimientos útiles para implementar procesos pedagógicos innovadores e impulsar la transformación de la realidad social, y así contribuir al logro de una sociedad más próspera, equitativa y solidaria abierta a las propuestas que formule el Estado Venezolano en materia de educación vital para el desarrollo del país.

El presupuesto de recursos del año 2010 es de Bs. 646.751.170, conformado por el Aporte del Ejecutivo Nacional Bs. 607.315.055, ingresos generados por las actividades propias de la Universidad en venta de bienes y servicios Bs. 30.510.429, Fondo de Depreciación y Amortización por Bs. 4.925.686 y el aporte del Fondo de Jubilaciones y Pensiones por Bs. 4.000.000.

El presupuesto de gastos destina un 46,1% a cubrir los Proyectos de Formación de Docentes de Pregrado, Postgrado, Investigación, Extensión, Servicios Estudiantiles y los Servicios de Bibliotecas y Laboratorios totalizando Bs. 297.955.316 y para las acciones centralizadas que contemplan lo correspondiente a las jubilaciones y pensiones, y la gestión administrativa y servicios de funcionamiento Bs. 348.795.854, equivalente a 53,9%.

Las metas de la UPEL para el año 2010, se estiman en atender una matrícula de 109.239 estudiantes de pregrado y 2.043 estudiantes de postgrado, 15.994 egresados de pregrado y 2.593 de postgrado, así como el financiamiento de 80 proyectos de Investigación y 2.488 actividades en el área de Extensión.

Los servicios estudiantiles de comedor, transporte, biblioteca, médico y ayudas directas en efectivo, serán otorgados en los mismos niveles del ejercicio 2009.

Para desarrollar estas actividades la Universidad contará con una estructura de recursos humanos de 13.478 trabajadores, de los cuales 2.159 son docentes ordinarios, 7.351 docentes especiales, 1.033 preparadores, 2.794 administrativos y 1.174 obreros.

La previsión y protección social, prevé financiamiento para atender a 4.624 Jubilados y Pensionados, de lo cuales 2.429 son docentes, 1.344 administrativos y 851 obreros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**641.825.484**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	30.510.429
Venta de otros bienes y servicios	30.510.429
TRANSFERENCIAS Y DONACIONES CORRIENTES	611.315.055
Del sector Privado	4.000.000
Transferencias corrientes internas recibidas del sector privado	4.000.000
De instituciones sin fines de lucro	4.000.000
Del sector público	607.315.055
Transferencias corrientes internas recibidas del sector público	607.315.055
De la República	607.315.055
INGRESOS DE CAPITAL	**4.925.686**
RECURSOS PROPIOS DE CAPITAL	**4.925.686**
Incremento de la depreciación y amortización acumuladas	4.925.686
TOTAL RECURSOS	**646.751.170**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**619.136.536**
GASTOS DE CONSUMO	354.599.532
Remuneraciones	311.428.996
Sueldos, salarios y otras retribuciones	125.757.764
Beneficios y complementos de sueldos y salarios	109.881.332
Aportes patronales	20.559.192
Asistencia socioeconómica	10.168.344
Otros gastos de personal	45.062.364
Compra de Bienes y servicios	38.244.850
Bienes de consumo	7.539.809
Servicios no personales	30.705.041
Depreciación y amortización	4.925.686
TRANSFERENCIAS Y DONACIONES CORRIENTES	264.537.004
Al sector privado	264.537.004
Transferencias corrientes al sector privado	264.537.004
Directas a personas	264.263.902
Pensiones y otros beneficios asociados	19.456.536
Jubilaciones y otros beneficios asociados	232.722.592
Otras transferencias directas a personas	12.084.774
A instituciones sin fines de lucro	273.102

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**1.056.277**
INVERSION REAL DIRECTA	**1.056.277**
Formación Bruta de Capital Fijo	1.056.277
Maquinaria, equipos y otros bienes muebles	857.649
Bienes preexistentes	198.628
APLICACIONES FINANCIERAS	**26.558.357**
DISMINUCION DE PASIVOS	**26.558.357**
Disminución de provisiones	26.558.357
Disminución de provisiones para beneficios sociales	26.558.357
TOTAL GASTOS	646.751.170

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105435	Formación de Docentes	Alumno Atendido	75.805	33.434	109.239	12.607.630	194.454.849			207.062.479
105522	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			80	330.000	4:190.155			4.520.155
105525	Formación de Postgrado	Alumno Atendido	1.152	891	2.043	6.580.979	4.857.171			11.438.150
105534	Intercambio del Conocimiento con la sociedad	Actividad			2.488	3.410.786	9.849.077			13.259.863
105567	Captación, Permanencia y Formación Integral del Estudiante	Programa			24	1.599.703	48.271.987			49.871.690
105666	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Dotación			2	2.725	11.800.254			11.802.979
	TOTAL					**24.531.823**	**273.423.493**			**297.955.316**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		72.916.332			72.916.332
02	Gestión Administrativa	5.978.606	12.796.102		4.925.686	23.700.394
03	Previsión y Protección Social		248.179.128		4.000.000	252.179.128
	TOTAL	**5.978.606**	**333.891.562**		**8.925.686**	**348.795.854**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.697**	**2.085**		**5.782**	**95.815.236**		**95.815.236**
Directivo	16	37		53	2.562.192		2.562.192
Profesional y Técnico	1.018	650		1.668	30.706.032		30.706.032
Personal Administrativo	625	411		1.036	10.722.300		10.722.300
Personal Docente	1.160	691		1.851	40.749.156		40.749.156
Obrero	878	296		1.174	11.075.556		11.075.556
Personal Fijo a Tiempo Parcial	**215**	**134**		**349**	**3.213.630**		**3.213.630**
Profesional y Técnico	52	35		87	822.576		822.576
Personal Administrativo	2	1		3	15.138		15.138
Personal Docente	161	98		259	2.375.916		2.375.916
Personal Contratado	**4.409**	**2.938**		**7.347**	**19.497.898**		**19.497.898**
Personal Docente	4.409	2.938		7.347	19.497.898		19.497.898
TOTAL	8.321	5.157		13.478	118.526.764		118.526.764

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**122**	**6**	**128**	**3.484.252**
Obreros	43		43	883.040
Empleados	67		67	1.831.171
Docentes	12	6	18	770.041
Jubilados	**3.318**	**1.178**	**4.496**	**232.722.592**
Obreros	711	97	808	19.898.565
Empleados	1.162	115	1.277	42.753.356
Docentes	1.445	966	2.411	170.070.671
TOTAL	**3.440**	**1.184**	**4.624**	**236.206.844**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	311.428.996
4.02	Materiales, suministros y mercancías	7.539.809
4.03	Servicios no personales	30.705.041
4.04	Activos reales	1.056.277
4.07	Transferencias y donaciones	264.537.004
4.08	Otros gastos	4.925.686
4.11	Disminución de pasivos	26.558.357
	TOTAL	**646.751.170**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**641.825.484**
TRANSFERENCIAS Y DONACIONES CORRIENTES	611.315.055
Del sector Privado	4.000.000
Transferencias corrientes internas recibidas del sector privado	4.000.000
De instituciones sin fines de lucro	4.000.000
Del sector público	607.315.055
Transferencias corrientes internas recibidas del sector público	607.315.055
De la República	607.315.055
Recursos Ordinarios	422.277.090
Gestión Fiscal	185.037.965
Ingresos por la venta de bienes y servicios de la administración pública	30.510.429
Venta de otros bienes y servicios	30.510.429
B. GASTOS CORRIENTES	**619.136.536**
GASTOS DE CONSUMO	354.599.532
Remuneraciones	311.428.996
Sueldos, salarios y otras retribuciones	125.757.764
Beneficios y complementos de sueldos y salarios	109.881.332
Aportes patronales	20.559.192
Asistencia socioeconómica	10.168.344
Otros gastos de personal	45.062.364
Compra de Bienes y servicios	38.244.850
Bienes de consumo	7.539.809
Servicios no personales	30.705.041
Depreciación y amortización	4.925.686
TRANSFERENCIAS Y DONACIONES CORRIENTES	264.537.004
Al sector privado	264.537.004
Transferencias corrientes al sector privado	264.537.004
Directas a personas	264.263.902
Pensiones y otros beneficios asociados	19.456.536
Jubilaciones y otros beneficios asociados	232.722.592
Otras transferencias directas a personas	12.084.774
A instituciones sin fines de lucro	273.102
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**22.688.948**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**27.614.634**
RECURSOS PROPIOS DE CAPITAL	27.614.634
Ahorro/ Desahorro en Cuenta Corriente	22.688.948
Incremento de la depreciación y amortización acumuladas	4.925.686
B. GASTOS DE CAPITAL	**1.056.277**
INVERSIÓN REAL DIRECTA	1.056.277
Formación Bruta de Capital Fijo	1.056.277
Maquinaria, equipos y otros bienes muebles	857.649
Bienes preexistentes	198.628
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**26.558.357**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**26.558.357**
SUPERÁVIT FINANCIERO	26.558.357
B. APLICACIONES FINANCIERAS	**26.558.357**
DISMINUCION DE PASIVOS	26.558.357
Disminución de otros pasivos	26.558.357
Disminución de provisiones y reservas técnicas	26.558.357
Disminución de provisiones	26.558.357
Disminución de provisiones para beneficios sociales	26.558.357

A0091

Universidad Nacional Experimental
de Los Llanos Occidentales Ezequiel Zamora
(UNELLEZ)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS OCCIDENTALES EZEQUIEL ZAMORA (UNELLEZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Política Presupuestaria de la Universidad Nacional Experimental de los Llanos Occidentales "Ezequiel Zamora " para el año 2010 ha sido adecuada a las disposiciones legales vigentes contentivas en el Marco Plurianual del Presupuesto para el período 2010-2011 y en concordancia con las orientaciones generales para la formulación del presupuesto según lineamientos impartidos por la Oficina Nacional de Presupuesto (ONAPRE) el cual es el Presupuesto por Proyectos y Acciones Centralizadas y de acuerdo a la propuesta presentada por la comisión del presupuesto del CNU para la asignación y distribución de la asignación presupuestaria del sector universitario. La Institución tiene una planificación para el año 2010 dirigida a la colectividad universitaria y a la población de la región de los Llanos Occidentales y servicios de calidad a través de la enseñanza, investigación y extensión lo que impulsará el crecimiento de la Región.

Las estimaciones del Presupuesto de Ingresos de la Universidad totalizan la cantidad de Bs. 277.274.164, desglosado de la siguiente manera: del Ejecutivo Nacional representa un 99,70% (Recursos Ordinarios Bs. 192.219.042 y Gestión Fiscal Bs. 84.228.628) y un 0,30%, por una reserva para depreciación de activos equivalente a Bs. 826.494.

En tal sentido el presupuesto equilibrado aprobado por el Consejo Directivo en sesión ordinaria del 28-09-2009, y en concordancia con los lineamientos impartidos por el CNU, cubre los siguientes gastos.

1. Recurrencia total de los gastos de personal (activo y pasivo) en sus componentes de sueldos, salarios, primas y compensaciones, tomando en consideración la estructura de cargos vigente 2007.

2. Recurrencia del 100% del bono vacacional calculado sobre la base de 80 días con la formula acordada en las Normas de Homologación 2006 – 2007 y un 100% de fin de año.

3. Recurrencia total de los aportes patronales: caja de ahorro (10%), fondo de jubilaciones y pensiones (6%), Ley Política Habitacional (2%), Seguro Social Obligatorio (1%) y Seguro Paro Forzoso (1,70%), todos calculados sobre la base de los parámetros establecidos en los criterios para la determinación del gasto universitario.

4. Garantizar el pago de antigüedad del personal Administrativo y Obreros.

5. Recurrencia de los servicios estudiantiles (becas, comedor, transporte, etc.); los servicios básicos (electricidad, agua, teléfono y los servicios de vigilancia contratada para el 2010.

6. Recurrencia de gastos de funcionamiento, partidas de materiales, suministros, servicios no personales, e imprevistos presupuestarios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**276.447.670**
TRANSFERENCIAS Y DONACIONES CORRIENTES	276.447.670
Del sector público	276.447.670
Transferencias corrientes internas recibidas del sector público	276.447.670
De la República	276.447.670
INGRESOS DE CAPITAL	**826.494**
RECURSOS PROPIOS DE CAPITAL	**826.494**
Incremento de la depreciación y amortización acumuladas	826.494
TOTAL RECURSOS	**277.274.164**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**271.480.309**
GASTOS DE CONSUMO	222.547.914
Remuneraciones	180.160.113
Sueldos, salarios y otras retribuciones	88.552.932
Beneficios y complementos de sueldos y salarios	65.325.970
Aportes patronales	3.640.325
Prestaciones sociales y otras indemnizaciones	7.401.244
Asistencia socioeconómica	15.239.642
Compra de Bienes y servicios	41.561.307

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Bienes de consumo	5.367.899
Servicios no personales	36.193.408
Depreciación y amortización	826.494
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.932.395
Al sector privado	48.932.395
Transferencias corrientes al sector privado	48.932.395
Directas a personas	48.932.395
Pensiones y otros beneficios asociados	5.677.109
Jubilaciones y otros beneficios asociados	38.182.065
Otras transferencias directas a personas	5.073.221
GASTOS DE CAPITAL	**5.793.855**
INVERSION REAL DIRECTA	**5.793.855**
Formación Bruta de Capital Fijo	5.793.855
Edificios e instalaciones	5.393.855
Construcciones de bienes de dominio privado	400.000
TOTAL GASTOS	**277.274.164**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105349	Formación de Pregrado en Carreras Cortas	Alumno Atendido	1.971	2.958	4.929		2.745.653			2.745.653
105361	Generación, Divulgación y Aplicación del Conocimiento	Proyecto Ejecutado			1.238.732		1.238.732			1.238.732
105462	Formación de Postgrado	Alumno Atendido	1.585	1.500	3.085		1.913.910			1.913.910
105510	Intercambio de Conocimiento con la Sociedad	Evento			5.568		3.937.817			3.937.817
105530	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	45.480	30.322	75.802		38.483.323			38.483.323
105670	Fortalecimiento y Desarrollo de la Gestión Científica Tecnológica y Humanística	Usuario Atendido	50.885	33.756	84.641		9.677.046			9.677.046
105691	Formación de Pregrado en Carreras Largas	Alumno Atendido	42.522	28.351	70.873		98.649.896			98.649.896
	TOTAL						**156.646.377**			**156.646.377**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		60.503.578			60.503.578
02	Gestión Administrativa	826.494	15.438.541			16.265.035
03	Previsión y Protección Social		43.859.174			43.859.174
	TOTAL	**826.494**	**119.801.293**			**120.627.787**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.057**	**971**		**2.028**	**35.199.772**	**550.000**	**35.749.772**
Directivo	85	80		165	5.592.663	550.000	6.142.663
Profesional y Técnico	300	170		470	9.157.964		9.157.964
Personal Administrativo	421	224		645	1.881.421		1.881.421
Personal Docente	198	244		442	12.303.375		12.303.375
Obrero	53	253		306	6.264.349		6.264.349
Personal Fijo a Tiempo Parcial	**12**	**32**		**44**	**384.693**		**384.693**
Profesional y Técnico	1	2		3	70.359		70.359
Personal Docente	11	30		41	314.334		314.334
Personal Contratado	**3.876**	**3.268**		**7.144**	**52.956.967**		**52.956.967**
Profesional y Técnico	143	124		267	2.009.171		2.009.171
Personal Administrativo	197	124		321	2.358.753		2.358.753
Personal Docente	3.080	2.666		5.746	46.689.043		46.689.043
Obrero	456	354		810	1.900.000		1.900.000
TOTAL	4.945	4.271		9.216	88.541.432	550.000	89.091.432

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**37**	**35**	**72**	**5.677.109**
Obreros	11	21	32	1.028.328
Empleados	22	13	35	1.871.803
Docentes	4	1	5	2.776.978
Jubilados	**316**	**389**	**705**	**38.182.065**
Obreros	10	93	103	5.480.940
Empleados	184	104	288	13.588.883
Docentes	122	192	314	19.112.242
TOTAL	353	424	777	43.859.174

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	180.160.113
4.02	Materiales, suministros y mercancías	5.367.899
4.03	Servicios no personales	36.193.408
4.04	Activos reales	5.793.855
4.07	Transferencias y donaciones	48.932.395
4.08	Otros gastos	826.494
	TOTAL	277.274.164

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**276.447.670**
TRANSFERENCIAS Y DONACIONES CORRIENTES	276.447.670
Del sector público	276.447.670
Transferencias corrientes internas recibidas del sector público	276.447.670
De la República	276.447.670
Recursos Ordinarios	192.219.042
Gestión Fiscal	84.228.628
B. GASTOS CORRIENTES	**271.480.309**
GASTOS DE CONSUMO	222.547.914
Remuneraciones	180.160.113
Sueldos, salarios y otras retribuciones	88.552.932
Beneficios y complementos de sueldos y salarios	65.325.970
Aportes patronales	3.640.325
Prestaciones sociales y otras indemnizaciones	7.401.244
Asistencia socioeconómica	15.239.642
Compra de Bienes y servicios	41.561.307
Bienes de consumo	5.367.899
Servicios no personales	36.193.408
Depreciación y amortización	826.494
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.932.395
Al sector privado	48.932.395
Transferencias corrientes al sector privado	48.932.395
Directas a personas	48.932.395
Pensiones y otros beneficios asociados	5.677.109
Jubilaciones y otros beneficios asociados	38.182.065
Otras transferencias directas a personas	5.073.221
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**4.967.361**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**5.793.855**
RECURSOS PROPIOS DE CAPITAL	5.793.855
Ahorro/ Desahorro en Cuenta Corriente	4.967.361
Incremento de la depreciación y amortización acumuladas	826.494
B. GASTOS DE CAPITAL	**5.793.855**
INVERSIÓN REAL DIRECTA	5.793.855
Formación Bruta de Capital Fijo	5.793.855
Edificios e instalaciones	5.393.855
Construcciones de bienes de dominio privado	400.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0092
Universidad Nacional
Experimental del Táchira
(UNET)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL TÁCHIRA (UNET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Consejo Universitario de la Universidad Nacional Experimental del Táchira (UNET) en sesión extraordinaria permanente N° 075, de fecha 07 de octubre del año 2009, aprobó el Presupuesto para el Ejercicio Fiscal 2010 por Bs. 126.119.483, distribuidos de la siguiente manera:

Ingresos Propios: Bs. 7.633.979
Transferencia del Ejecutivo Nacional: Bs. 118.485.504
Total: 126.119.483

La Estructura Presupuestaria queda contemplada de la siguiente forma:

Descripción	Transferencia de la República	Recursos Propios	Otros Recursos	TOTAL
Acciones Centralizadas	65.809.986	637.202	974.689	67.421.877
Proyectos	52.675.518	5.952.088	70.000	58.697.606
Total Bs.	**118.485.504**	**6.589.290**	**1.044.689**	**126.119.483**

La Universidad Nacional Experimental del Táchira (UNET), elaboró el Presupuesto por Acciones Centralizadas y Proyectos, basado en las directrices emanadas de la Oficina de Planificación del Sector Universitario (OPSU), Oficina Nacional de Presupuesto (ONAPRE) y el Ministerio del Poder Popular para la Educación Superior; en concordancia con lo establecido en la Ley Orgánica de la Administración Financiera del Sector Público. En tal sentido, la Dirección de Planificación y el Departamento de Presupuesto coordinaron la elaboración del Presupuesto, analizando los escenarios presentados al Consejo Universitario de esta casa de estudios. Finalmente, se hizo la distribución garantizando los montos para el gasto de personal y los beneficios socio-económicos del personal Académico, Administrativo y Obrero, la cancelación de Docentes Libres, Interinos y Jubilados Activos. También se garantizaron los recursos para la estimación total del servicio de comedor, las providencias estudiantiles, entre otros.

La Universidad presta el Servicio Estudiantil tanto a nivel regional como nacional a través del Sistema de Admisión y Propedéutico, cuyo objetivo es garantizar el ingreso del aspirante a cursar estudios en las diferentes carreras de Pre Grado. Asimismo, facilita la especialización de la comunidad en general a través de los estudios de Post Grado. Los Servicios de Bienestar Estudiantil se ejecutan considerando la demanda de beneficios y servicios estudiantiles por incremento de la matrícula de las carreras existentes, y por la consolidación de nuevas carreras técnicas cortas; así como la atención a las siete oficinas académicas distribuidas en varios municipios del estado, tales como: El Piñal, Pregonero, La Grita, Las Mesas, San Antonio, La Fría y Cordero.

Estos servicios contribuyen con el desarrollo del estudiante en sus aspectos bio-psico-social y espiritual a través de la aplicación eficiente de programas de apoyo socioeconómico integral y auto desarrollo, los cuales permitirán la formación de un individuo integral con elevada formación humana y profesional; asimismo, existe un servicio de orientación responsable del diseño, planificación, dirección de los planes, proyectos y programas dirigidos a la Comunidad Estudiantil en las áreas académicas, personal, social y vocacional con el fin de lograr su adaptación permanente y un mayor rendimiento académico.

Para los gastos de personal del año 2010, se incluyeron los montos correspondientes a sueldos y salarios del personal académico, administrativo y obrero activo, jubilado y pensionado de la UNET. Asimismo, se estimaron las primas, bonificaciones, aportes patronales, becas escolares, útiles, juguetes, y bono de alimentación (cesta ticket). Estas estimaciones se hicieron tomando en consideración la plantilla del personal actual.

El cálculo del bono de alimentación (cesta ticket), se realizó con el monto correspondiente al 50% de la Unidad Tributaria vigente.

Se aplicaron los incrementos correspondientes a la Prima de Antigüedad del Personal Administrativo, Personal Obrero y la Prima de Titularidad del Personal Académico, con sus incidencias en aportes, bono vacacional y aguinaldo. Para finalizar, el cálculo del Bono Vacacional correspondió a 80 días y el Aguinaldo a 90 días.

Por su parte el servicio de comedor estudiantil, cuenta con apartado presupuestario para cubrir la demanda. Las becas están garantizadas para el año 2010, e igualmente ayudantías y ayudas económicas estudiantiles.

Se estima la realización de actividades de docencia directa.

En cuanto a la función Extensión, la Universidad cuenta con recursos propios, generados de la gestión para proyectarse a nivel regional y nacional y en consecuencia, atender la creciente necesidad de vincular a la Universidad con la comunidad. Existe también, necesidad de crear oficinas técnicas de asesorías y proyectos para darle servicio a la pequeña y mediana industria, aportando toda la serie de conocimientos generados en la investigación universitaria y así lograr la integración del docente universitario en la asistencia a productores industriales, agrícolas, pecuarios y al servicio de las comunidades para generar impacto social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**126.119.483**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.633.979
Venta de otros bienes y servicios	7.633.979
TRANSFERENCIAS Y DONACIONES CORRIENTES	118.485.504
Del sector público	118.485.504
Transferencias corrientes internas recibidas del sector público	118.485.504
De la República	118.485.504
TOTAL RECURSOS	126.119.483

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**125.652.571**
GASTOS DE CONSUMO	89.858.394
Remuneraciones	71.913.798
Sueldos, salarios y otras retribuciones	32.677.592
Beneficios y complementos de sueldos y salarios	22.558.523
Aportes patronales	14.599.283
Prestaciones sociales y otras indemnizaciones	1.059.385
Asistencia socioeconómica	589.015
Otros gastos de personal	430.000
Compra de Bienes y servicios	17.944.596
Bienes de consumo	1.619.149
Servicios no personales	16.325.447
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.794.177
Al sector privado	35.794.177
Transferencias corrientes al sector privado	35.794.177
Directas a personas	35.296.624
Pensiones y otros beneficios asociados	2.584.998
Jubilaciones y otros beneficios asociados	26.785.835
Otras transferencias directas a personas	5.925.791
Otras transferencias corrientes internas al sector privado	497.553
GASTOS DE CAPITAL	**466.912**
INVERSION REAL DIRECTA	**466.912**
Formación Bruta de Capital Fijo	466.912
Maquinaria, equipos y otros bienes muebles	466.912
TOTAL GASTOS	**126.119.483**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105341	Formación de Pregrado en Carreras Cortas	Alumno Atendido			1.587		76.625			76.625
105543	Formación de Pregrado en Carrera Larga	Graduado	535	438	973		24.080.361			24.080.361
105574	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			166	13.000	3.321.537			3.334.537
105710	Intercambio del Conocimiento con la Sociedad	Persona Atendida			31.338	2.390.947	3.159.481			5.550.428
105771	Formación de Postgrado	Graduado	90	74	164	2.873.486	573.477			3.446.963
105844	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológico Y Humanística	Hora			52.800	679.655	4.616.234			5.295.889
105848	Captación, Permanencia y Formación Integral del Estudiante	Atención Realizada			330.000	65.000	16.847.803			16.912.803
TOTAL						**6.022.088**	**52.675.518**			**58.697.606**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	909.689	29.713.175			30.622.864
02	Gestión Administrativa	702.202	4.709.287			5.411.489
03	Previsión y Protección Social		31.387.524			31.387.524
	TOTAL	1.611.891	65.809.986			67.421.877

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**447**	**478**		**925**	**18.910.108**	**1.138.026**	**20.048.134**
Directivo	70	43		113	4.807.140		4.807.140
Profesional y Técnico	98	225		323	5.064.156	539.863	5.604.019
Personal Administrativo	36	92		128	1.518.502		1.518.502
Personal Docente	171	98		269	5.714.683	558.796	6.273.479
Personal de Investigación		5		5	711.945		711.945
Personal Médico	1	1		2	171.604	39.367	210.971
Obrero	71	14		85	922.078		922.078
Personal Fijo a Tiempo Parcial	**12**	**1**		**13**	**135.865**	**5.676**	**141.541**
Profesional y Técnico	1			1	9.452	5.676	15.128
Personal Administrativo	1			1	10.091		10.091
Personal Docente	10	1		11	116.322		116.322
Personal Contratado	**49**	**55**	**300**	**404**	**7.046.112**		**7.046.112**
Personal Administrativo			140	140	2.376.651		2.376.651
Personal Docente	49	55	160	264	4.669.461		4.669.461
TOTAL	508	534	300	1.342	26.092.085	1.143.702	27.235.787

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**15**	**16**	**31**	**2.584.998**
Obreros	1		1	160.797
Empleados	11	16	27	1.383.903
Docentes	3		3	1.040.298
Jubilados	**282**	**207**	**489**	**26.785.835**
Obreros	25	4	29	729.998
Empleados	78	146	224	8.229.133
Docentes	179	57	236	17.826.704
TOTAL	297	223	520	29.370.833

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	71.913.798
4.02	Materiales, suministros y mercancías	1.619.149
4.03	Servicios no personales	16.325.447
4.04	Activos reales	466.912
4.07	Transferencias y donaciones	35.794.177
	TOTAL	126.119.483

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**126.119.483**
TRANSFERENCIAS Y DONACIONES CORRIENTES	118.485.504
Del sector público	118.485.504
Transferencias corrientes internas recibidas del sector público	118.485.504
De la República	118.485.504
Recursos Ordinarios	82.385.103
Gestión Fiscal	36.100.401
Ingresos por la venta de bienes y servicios de la administración pública	7.633.979
Venta de otros bienes y servicios	7.633.979
B. GASTOS CORRIENTES	**125.652.571**
GASTOS DE CONSUMO	89.858.394
Remuneraciones	71.913.798
Sueldos, salarios y otras retribuciones	32.677.592
Beneficios y complementos de sueldos y salarios	22.558.523
Aportes patronales	14.599.283
Prestaciones sociales y otras indemnizaciones	1.059.385
Asistencia socioeconómica	589.015
Otros gastos de personal	430.000
Compra de Bienes y servicios	17.944.596
Bienes de consumo	1.619.149
Servicios no personales	16.325.447
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.794.177
Al sector privado	35.794.177
Transferencias corrientes al sector privado	35.794.177
Directas a personas	35.296.624
Pensiones y otros beneficios asociados	2.584.998
Jubilaciones y otros beneficios asociados	26.785.835
Otras transferencias directas a personas	5.925.791
Otras transferencias corrientes internas al sector privado	497.553
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**466.912**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**466.912**
RECURSOS PROPIOS DE CAPITAL	466.912
Ahorro/ Desahorro en Cuenta Corriente	466.912
B. GASTOS DE CAPITAL	**466.912**
INVERSIÓN REAL DIRECTA	466.912
Formación Bruta de Capital Fijo	466.912
Maquinaria, equipos y otros bienes muebles	466.912
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0093
Universidad Central de Venezuela
(UCV)

UNIVERSIDAD CENTRAL DE VENEZUELA (UCV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Central de Venezuela tiene como misión crear, asimilar y difundir el saber mediante la investigación y la enseñanza; completar la formación integral iniciada en los ciclos educacionales anteriores; y formar los equipos profesionales y técnicos que necesita la nación para su desarrollo y progreso. Desde esta perspectiva, el desarrollo de la universidad se fundamenta en su misión y visión de futuro, permitiéndole alcanzar los objetivos de largo plazo, que orientan a su vez las funciones básicas de docencia, investigación y extensión.

La UCV cuenta para el ejercicio económico financiero 2010 con un presupuesto equilibrado que asciende a la suma de Bs. 1.115.219.616, donde la transferencia de la República, asciende a la suma de Bs. 1.016.099.112 incluido el Jardín Botánico. Dicho presupuesto se mantiene en los mismos niveles del presupuesto inicial del año 2009.

La Institución aplicará mecanismos de racionalización del gasto para dar cumplimiento a las metas planteadas y solicitará ante los entes externos las insuficiencias inmediatas en primera instancia para su otorgamiento por la vía de Créditos Adicionales.

El mayor nivel de recursos presupuestarios se destina en primer término, a los gastos de personal y en segundo lugar, al rubro de transferencias, en el cual se incorpora todo el personal pasivo (pensionado y jubilado).

Con el objeto de lograr los objetivos planteados, se especifican a continuación la distribución de los proyectos fundamentales del ente:

Formación de Pregrado en Carreras Cortas

Fomenta el talento humano que contribuye al desarrollo integral de la Nación, con el objeto de incorporar a nuevos bachilleres en la educación superior, de forma progresiva y equitativa, garantizando el desarrollo constitucional y social. Su principal meta esta presentada por el logro de 1.856 alumnos atendidos, distribuidos en la Facultad de Medicina en las Carreras de Enfermería y Salud Pública.

Formación de Pregrado en Carreras Largas

Tiene como objetivo el formar profesionales de alta calidad en las distintas áreas del conocimiento científico, humanístico y tecnológico, que contribuyan al desarrollo económico-social de Venezuela; propiciando la incorporación progresiva de bachilleres a la educación superior garantizándoles los derechos sociales de forma universal y equitativa y su principal meta destaca el logro de 52.669 alumnos atendidos, distribuidos entre las 11 Facultades y las 44 Carreras de pregrado.

Formación de Postgrado

Su principal objetivo es desarrollar profesionales de cuarto nivel de alta calidad y de competencia, comprometidos con el desarrollo del País. Para ello forma especialistas, magísteres, doctores y postdoctores, que contribuyan a la generación y difusión del conocimiento de la sociedad. Dentro de sus principales metas se destacan el logro de 17.091 alumnos atendidos.

Generación, Divulgación y Aplicación del Conocimiento.

Favorece y estimula la función creadora del saber científico y humanístico, generando y difundiendo el conocimiento de la investigación, en las áreas de: Ciencias Básicas, Ingeniería, Arquitectura, Tecnología, Ciencias del Agro y Mar, la Salud, la Educación, Ciencias Sociales, Humanidades, Letras, Arte y áreas Interdisciplinarias. Para el 2010 prevé la atención de 2.932 proyectos de investigación, a ser desarrollados por las distintas Facultades y Dependencias Académicas, conjuntamente con el Consejo de Desarrollo Científico y Humanístico (CDCH).

Intercambio del Conocimiento con la Sociedad

Redefine las estrategias existentes, a fin de coordinar las acciones extramuros de la Institución y así incrementar la participación de la comunidad universitaria en la divulgación y fortalecimiento cultural, deportivo, asistencia técnica profesional y la proyección social. Mediante la ejecución del proyecto esta Casa de Estudios realizará 22.027 eventos consistentes en fomentar y coordinar actividades sociales, culturales y deportivas.

Captación, Permanencia y Formación Integral del Estudiante.

Garantiza la captación, permanencia y formación integral del estudiante para su desarrollo óptimo. Para ello brinda los servicios de comedor, servicio medico, odontológico, transporte, becas y ayudas económicas necesarias, que permitan al estudiante un desempeño óptimo en su actividad académica, estimándose la atención de 85.046 beneficiarios.

Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.

Afirma el apoyo en materia de información y comunicación a las tres actividades fundamentales de la institución (Docencia, Investigación y Extensión), a través de los servicios de bibliotecas, laboratorios y bioterios. Procura la meta de 51.754 dotaciones y actualizaciones, mejorando los servicios de biblioteca, laboratorios y bioterios, así como brindar apoyo en materia de información y telecomunicaciones.

Preservación del Patrimonio Declarado y la Estructura Física.

Preserva el patrimonio declarado y la estructura física, a través del mantenimiento de los espacios físicos del patrimonio tangible e intangible universitario, en sus aspectos estructurales, culturales, artísticos y ambientales entre otros. Dentro de sus principales metas se destaca el logro de 792 proyectos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.114.912.122**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	54.684.763
Venta de bienes	4.354.305
Venta de servicios	50.330.458
INGRESOS DE OPERACIÓN	1.482.788
Otros ingresos de operación	1.482.788
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.021.452.608
Del sector Privado	2.718.730
Transferencias corrientes internas recibidas del sector privado	2.718.730
De instituciones sin fines de lucro	848.000
De empresas privadas	1.870.730

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Del sector público	1.018.733.878
Transferencias corrientes internas recibidas del sector público	1.018.693.878
De la República	1.016.099.112
De los entes descentralizados sin fines empresariales	2.459.766
Del Poder Estadal	135.000
Donaciones corrientes internas recibidas del sector público	40.000
De los entes descentralizados sin fines empresariales	40.000
OTROS INGRESOS	37.291.963
Otros ingresos ajenos a la operación	37.291.963
INGRESOS DE CAPITAL	**307.494**
TRANSFERENCIAS Y DONACIONES DE CAPITAL	307.494
Transferencias y Donaciones de capital del sector privado	307.494
Transferencias de capital recibidas del sector privado	307.494
De empresas privadas	307.494
TOTAL RECURSOS	**1.115.219.616**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.011.039.095**
GASTOS DE CONSUMO	590.269.413
Remuneraciones	434.378.690
Sueldos, salarios y otras retribuciones	176.335.453
Beneficios y complementos de sueldos y salarios	192.678.061
Aportes patronales	9.904.188
Prestaciones sociales y otras indemnizaciones	8.740.457
Asistencia socioeconómica	45.353.903
Otros gastos de personal	1.366.628
Compra de Bienes y servicios	155.890.723
Bienes de consumo	56.662.425
Servicios no personales	99.228.298
TRANSFERENCIAS Y DONACIONES CORRIENTES	420.724.736
Al sector privado	420.605.436
Transferencias corrientes al sector privado	420.298.125
Directas a personas	353.565.174
Pensiones y otros beneficios asociados	67.767.461
Jubilaciones y otros beneficios asociados	266.679.380
Otras transferencias directas a personas	19.118.333
A instituciones sin fines de lucro	27.444.634
A empresas privadas	22.694.600
Otras transferencias corrientes internas al sector privado	16.593.717
Donaciones corrientes al sector privado	307.311
Donaciones a personas	280.811

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Donaciones a instituciones sin fines de lucro	26.500
Al sector externo	119.300
Transferencias corrientes al exterior	68.500
A organismos internacionales	68.500
Donaciones corrientes al exterior	50.800
A personas	50.800
OTROS GASTOS CORRIENTES	44.946
Otros Gastos Corrientes	44.946
GASTOS DE CAPITAL	**70.347.618**
INVERSION REAL DIRECTA	70.347.618
Formación Bruta de Capital Fijo	47.004.413
Maquinaria, equipos y otros bienes muebles	43.390.209
Construcciones de bienes de dominio privado	2.658.891
Construcciones de bienes de dominio público	955.313
Bienes intangibles	23.343.205
APLICACIONES FINANCIERAS	**33.832.903**
DISMINUCION DE PASIVOS	33.832.903
Disminución de cuentas y efectos por pagar	33.832.903
Disminución de cuentas y efectos por pagar a corto plazo	33.832.903
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.673.416
Disminución de aportes patronales y retenciones laborales por pagar	29.911.247
Disminución cuentas por pagar a proveedores a corto plazo	248.240
TOTAL GASTOS	**1.115.219.616**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105369	Formación de Postgrado.	Alumno Atendido	9.913	7.178	17.091	79.703	13.564.312		9.588.756	23.232.771
105370	Formación de Pregrado en Carreras Largas.	Alumno Atendido	30.548	22.121	52.669	10.076.310	183.048.690		1.222.429	194.347.429
105375	Formación de Pregrado en Carreras Cortas.	Alumno Atendido	1.076	780	1.856	1.135.629	8.659.730			9.795.359
105376	Preservación del Patrimonio Declarado y de la Estructura Física.	Proyecto			792	1.701.350	7.961.098			9.662.448
105417	Captación, Permanencia y Formación Integral del Estudiante.	Alumno	49.327	35.719	85.046	334.000	53.348.161		183.000	53.865.161
105418	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Proyecto			51.754	6.238.007	41.665.048			47.903.055
105434	Intercambio del Conocimiento con la Sociedad.	Evento			170	11.536.485	21.478.583		369.953	33.385.021
105442	Generación, Divulgación y Aplicación del Conocimiento.	Proyecto Financiado			2.932	7.046.788	59.861.292		3.805.905	70.713.985
	TOTAL					**38.148.272**	**389.586.914**		**15.170.043**	**442.905.229**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores.	4.504.584		141.901.897		146.406.481
02	Gestión Administrativa.	41.297.605		100.174.337		141.471.942
03	Previsión y Protección Social.			384.435.964		384.435.964
	TOTAL	**45.802.189**		**626.512.198**		**672.314.387**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.920**	**3.382**	**610**	**6.912**	**114.353.209**	**11.318.281**	**125.671.490**
Directivo	115	101		216	3.573.538	353.696	3.927.234
Profesional y Técnico	577	321	192	1.090	18.033.130	1.784.856	19.817.986
Personal Administrativo	1.121	797	288	2.206	36.496.409	3.612.287	40.108.696
Personal Docente	875	807	26	1.708	28.257.419	2.796.821	31.054.240
Obrero	232	1.356	104	1.692	27.992.713	2.770.621	30.763.334
Personal Fijo a Tiempo Parcial	**840**	**1.248**	**427**	**2.515**	**11.719.010**		**11.719.010**
Profesional y Técnico	32	34	15	81	377.431		377.431
Personal Administrativo	27	29	35	91	424.028		424.028
Personal Docente	781	1.185	377	2.343	10.917.551		10.917.551
Personal Contratado	**997**	**916**	**201**	**2.114**	**41.403.183**		**41.403.183**
Directivo	1			1	19.585		19.585
Profesional y Técnico	129	69		198	3.877.876		3.877.876
Personal Administrativo	275	118		393	7.696.997		7.696.997
Personal Docente	590	727	201	1.518	29.730.384		29.730.384
Obrero	2	2		4	78.341		78.341
TOTAL	4.757	5.546	1.238	11.541	167.475.402	11.318.281	178.793.683

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**2.101**	**822**	**2.923**	**63.878.828**
Obreros	430	214	644	14.073.885
Empleados	849	354	1.203	26.290.192
Docentes	822	254	1.076	23.514.751
Jubilados	**3.410**	**5.285**	**8.695**	**253.914.288**
Obreros	95	1.081	1.176	34.341.944
Empleados	2.203	1.943	4.146	121.072.874
Docentes	1.112	2.261	3.373	98.499.470
TOTAL	5.511	6.107	11.618	317.793.116

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	434.378.690
4.02	Materiales, suministros y mercancías	56.662.425
4.03	Servicios no personales	99.228.298
4.04	Activos reales	70.347.618
4.07	Transferencias y donaciones	420.724.736
4.08	Otros gastos	44.946
4.11	Disminución de pasivos	33.832.903
	TOTAL	1.115.219.616

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.114.912.122**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.021.452.608
Del sector Privado	2.718.730
Transferencias corrientes internas recibidas del sector privado	2.718.730
De instituciones sin fines de lucro	848.000
De empresas privadas	1.870.730
Del sector público	1.018.733.878
Transferencias corrientes internas recibidas del sector público	1.018.693.878
De la República	1.016.099.112
Recursos Ordinarios	708.234.265
Gestión Fiscal	307.864.847
De los entes descentralizados sin fines empresariales	2.459.766
Del Poder Estadal	135.000
Donaciones corrientes internas recibidas del sector público	40.000
De los entes descentralizados sin fines empresariales	40.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	54.684.763
Venta de bienes	4.354.305
Venta de servicios	50.330.458
INGRESOS DE OPERACION	1.482.788
Otros ingresos de operación	1.482.788
OTROS INGRESOS	37.291.963
Otros ingresos ajenos a la operación	37.291.963
B. GASTOS CORRIENTES	**1.011.039.095**
GASTOS DE CONSUMO	590.269.413
Remuneraciones	434.378.690
Sueldos, salarios y otras retribuciones	176.335.453
Beneficios y complementos de sueldos y salarios	192.678.061
Aportes patronales	9.904.188
Prestaciones sociales y otras indemnizaciones	8.740.457
Asistencia socioeconómica	45.353.903
Otros gastos de personal	1.366.628
Compra de Bienes y servicios	155.890.723
Bienes de consumo	56.662.425
Servicios no personales	99.228.298
TRANSFERENCIAS Y DONACIONES CORRIENTES	420.724.736
Al sector privado	420.605.436
Transferencias corrientes al sector privado	420.298.125
Directas a personas	353.565.174
Pensiones y otros beneficios asociados	67.767.461
Jubilaciones y otros beneficios asociados	266.679.380
Otras transferencias directas a personas	19.118.333
A instituciones sin fines de lucro	27.444.634
A empresas privadas	22.694.600
Otras transferencias corrientes internas al sector privado	16.593.717
Donaciones corrientes al sector privado	307.311
Donaciones a personas	280.811
Donaciones a instituciones sin fines de lucro	26.500
Al sector externo	119.300

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Transferencias corrientes al exterior	68.500
A organismos internacionales	68.500
Donaciones corrientes al exterior	50.800
A personas	50.800
OTROS GASTOS CORRIENTES	44.946
Otras Gastos Corrientes	44.946
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**103.873.027**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**104.180.521**
RECURSOS PROPIOS DE CAPITAL	103.873.027
Ahorro/ Desahorro en Cuenta Corriente	103.873.027
TRANSFERENCIAS Y DONACIONES DE CAPITAL	307.494
Del sector privado	307.494
Transferencias de capital recibidas del sector privado	307.494
De empresas privadas	307.494
B. GASTOS DE CAPITAL	**70.347.618**
INVERSIÓN REAL DIRECTA	70.347.618
Formación Bruta de Capital Fijo	47.004.413
Maquinaria, equipos y otros bienes muebles	43.390.209
Construcciones de bienes de dominio privado	2.658.891
Construcciones de bienes de dominio público	955.313
Bienes intangibles	23.343.205
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**33.832.903**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**33.832.903**
SUPERÁVIT FINANCIERO	33.832.903
B. APLICACIONES FINANCIERAS	**33.832.903**
DISMINUCION DE PASIVOS	33.832.903
Disminución de cuentas y efectos por pagar	33.832.903
Disminución de cuentas y efectos por pagar a corto plazo	33.832.903
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.673.416
Disminución de aportes patronales y retenciones laborales por pagar	29.911.247
Disminución cuentas por pagar a proveedores a corto plazo	248.240

A0094
Universidad de Carabobo
(UC)

UNIVERSIDAD DE CARABOBO (UC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El proyecto de presupuesto de ingresos y gastos de la Universidad de Carabobo, estructurado por Proyectos y Acciones Centralizadas, alcanza un monto de Bs. 737.788.648, provenientes de las siguientes fuentes:

- Aporte del Ejecutivo Nacional de Bs. 712.952.710.

- Ingresos Propios estimados por las Facultades y Dependencias Universitarias por Bs. 16.335.938.

- Se estima generar por intereses de colocaciones Bs. 1.000.000.

- Recursos por Transacciones Financieras por un monto de Bs. 7.500.000, principalmente conformado por saldos bancarios proyectados y cuentas por cobrar estimadas para el final del Ejercicio Fiscal 2009.

Los proyectos y acciones centralizadas contenidos en el Presupuesto para el Ejercicio Fiscal 2010, se enmarcan dentro de las pautas expresadas por la OPSU, donde se mantendrán en la partida centralizada de la Oficina de Planificación del Sector Universitario los siguientes recursos:

- Normas de Homologación 2008 - 2009
- Bono Salud y Bono Familiar del Personal Jubilado Administrativo y Obrero
- Prima por Hogar del Personal Administrativo.

En cuanto a la matrícula estudiantil, las estadísticas de las distintas Facultades plantean formar una plantilla de 57.393 estudiantes, representando ello un incremento de más de 7.370 alumnos con respecto al año anterior, con la incorporación de 14.535 nuevos inscritos en las diferentes áreas de conocimiento, donde se espera obtener un número aproximado de 5.379 graduandos. Es de hacer notar, que desde el año 2007 la Universidad de Carabobo dispuso una política de mayor cantidad de aspirantes ingresados, que ha aumentado nuestra población real en más de diez mil personas.

En relación al área de Post-Grado, las Facultades estiman atender una matricula de 3.717 alumnos en las diferentes modalidades, a saber: Especialidad, Maestría y Doctorado.

En lo que respecta a la formación del personal docente, se garantiza la permanencia de los becarios que están cursando estudios de postgrado en el exterior, así como también los que estudian dentro del país.

El Bono de Alimentación está previsto para el personal Activo Docente, Administrativo y Obrero (Tiempo Completo y Tiempo Parcial), tomando como base la mitad de la unidad tributaria vigente para el Ejercicio Fiscal 2009.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**730.288.648**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	14.570.023
Venta de otros bienes y servicios	14.570.023
INGRESOS DE LA PROPIEDAD	1.000.000
Intereses	1.000.000
Intereses internos	1.000.000
Intereses por depósitos	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	712.952.710
Del sector público	712.952.710
Transferencias corrientes internas recibidas del sector público	712.952.710
De la República	712.952.710
OTROS INGRESOS	1.765.915
Otros ingresos ordinarios	1.765.915
FUENTES DE FINANCIAMIENTO	**7.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**7.500.000**
Disminución de otros activos financieros	7.500.000
Disminución de disponibilidades	2.800.000
Disminución de Bancos	2.800.000
Disminución de cuentas por cobrar a corto plazo	4.700.000
Disminución de otras cuentas por cobrar a corto plazo	4.700.000
TOTAL RECURSOS	737.788.648

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**688.738.487**
GASTOS DE CONSUMO	459.780.733
Remuneraciones	388.689.989
Sueldos, salarios y otras retribuciones	127.151.455
Beneficios y complementos de sueldos y salarios	228.170.616
Aportes patronales	11.844.702
Prestaciones sociales y otras indemnizaciones	21.523.216
Compra de Bienes y servicios	71.090.744
Bienes de consumo	28.118.287
Servicios no personales	42.972.457
TRANSFERENCIAS Y DONACIONES CORRIENTES	228.957.754
Al sector privado	223.321.366
Transferencias corrientes al sector privado	223.321.366
Directas a personas	223.321.366
Pensiones y otros beneficios asociados	670.404
Jubilaciones y otros beneficios asociados	58.602.652
Otras transferencias directas a personas	164.048.310
Al sector público	5.623.971
Transferencias corrientes al sector público	5.623.971
A los entes descentralizados sin fines empresariales para sus gastos	5.623.971
Al sector externo	12.417
Transferencias corrientes al exterior	12.417
Becas de capacitación e investigación en el exterior	12.417

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**41.550.161**
INVERSION REAL DIRECTA	**41.550.161**
Formación Bruta de Capital Fijo	41.550.161
Edificios e instalaciones	30.331.617
Maquinaria, equipos y otros bienes muebles	11.218.544
APLICACIONES FINANCIERAS	**7.500.000**
DISMINUCION DE PASIVOS	**7.500.000**
Disminución de cuentas y efectos por pagar	7.500.000
Disminución de cuentas y efectos por pagar a corto plazo	6.675.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.725.000
Disminución de aportes patronales y retenciones laborales por pagar	4.950.000
Disminución de otras cuentas y efectos por pagar	825.000
Disminución de otras cuentas por pagar a corto plazo	825.000
TOTAL GASTOS	737.788.648

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105439	Formación de Pregrado en Carreras Cortas	Alumno	1.778	714	2.492		41.956			41.956
105509	Formación de Pregrado en Carreras Largas	Alumno	34.916	19.985	54.901	1.693.682	173.971.379			175.665.061
105558	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			11		14.760.120			14.760.120
105576	Captación, Permanencia y Formación Integral del Estudiante	Beca			5.806	2.126.254	47.859.198			49.985.452
105580	Intercambio de Conocimiento con la Sociedad	Beneficiario	37.536	28.547	66.083	41.220	20.274.798			20.316.018
105584	Formación de Postgrado	Alumno	2.266	1.451	3.717	2.097.931	6.563.058			8.660.989
105585	Fortalecimiento y Desarrollo de la Gestión Cientifica y Humanistica	Alumno Atendido	36.694	20.699	57.393		10.184.577			10.184.577
105597	Otros Proyectos Institucionales (Desarrollo de Infraestructura Física)	Obra			12	17.000	54.468.143			54.485.143
TOTAL						**5.976.087**	**328.123.229**			**334.099.316**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		150.057.444			150.057.444
02	Gestión Administrativa	18.859.851	33.505.538			52.365.389
03	Previsión y Protección Social		201.266.499			201.266.499
	TOTAL	**18.859.851**	**384.829.481**			**403.689.332**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.397**	**2.634**		**6.031**	**107.383.068**		**107.383.068**
Profesional y Técnico	1.251	680		1.931	33.347.916		33.347.916
Personal Administrativo	961	348		1.309	13.372.896		13.372.896
Personal Docente	878	702		1.580	49.734.432		49.734.432
Obrero	307	904		1.211	10.927.824		10.927.824
Personal Fijo a Tiempo Parcial	**438**	**499**		**937**	**9.951.699**		**9.951.699**
Profesional y Técnico	28	54		82	715.407		715.407
Personal Administrativo	1			1	4.452		4.452
Personal Docente	409	445		854	9.231.840		9.231.840
Personal Contratado	**354**	**169**		**523**	**6.523.032**		**6.523.032**
Profesional y Técnico	138	51		189	3.385.008		3.385.008
Personal Administrativo	102	33		135	1.401.360		1.401.360
Personal Docente	103	69		172	1.519.104		1.519.104
Obrero	11	16		27	217.560		217.560
TOTAL	4.189	3.302		7.491	123.857.799		123.857.799

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**90**	**30**	**120**	**3.620.672**
Empleados	89	25	114	2.947.447
Docentes	1	5	6	673.225
Jubilados	**2.113**	**2.041**	**4.154**	**167.934.505**
Obreros	271	407	678	17.139.487
Empleados	1.177	589	1.766	53.098.087
Docentes	665	1.045	1.710	97.696.931
TOTAL	**2.203**	**2.071**	**4.274**	**171.555.177**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	388.689.989
4.02	Materiales, suministros y mercancías	28.118.287
4.03	Servicios no personales	42.972.457
4.04	Activos reales	41.550.161
4.07	Transferencias y donaciones	228.957.754
4.11	Disminución de pasivos	7.500.000
	TOTAL	**737.788.648**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**730.288.648**
TRANSFERENCIAS Y DONACIONES CORRIENTES	712.952.710
Del sector público	712.952.710
Transferencias corrientes internas recibidas del sector público	712.952.710
De la República	712.952.710
Recursos Ordinarios	495.728.852
Gestión Fiscal	217.223.858
Ingresos por la venta de bienes y servicios de la administración pública	14.570.023
Venta de otros bienes y servicios	14.570.023
INGRESOS DE LA PROPIEDAD	1.000.000
Intereses	1.000.000
Intereses internos	1.000.000
Intereses por depósitos	1.000.000
OTROS INGRESOS	1.765.915
Otros ingresos ordinarios	1.765.915
B. GASTOS CORRIENTES	**688.738.487**
GASTOS DE CONSUMO	459.780.733
Remuneraciones	388.689.989
Sueldos, salarios y otras retribuciones	127.151.455
Beneficios y complementos de sueldos y salarios	228.170.616
Aportes patronales	11.844.702
Prestaciones sociales y otras indemnizaciones	21.523.216
Compra de Bienes y servicios	71.090.744
Bienes de consumo	28.118.287
Servicios no personales	42.972.457
TRANSFERENCIAS Y DONACIONES CORRIENTES	228.957.754
Al sector privado	223.321.366
Transferencias corrientes al sector privado	223.321.366
Directas a personas	223.321.366
Pensiones y otros beneficios asociados	670.404
Jubilaciones y otros beneficios asociados	58.602.652
Otras transferencias directas a personas	164.048.310
Al sector público	5.623.971
Transferencias corrientes al sector público	5.623.971
A los entes descentralizados sin fines empresariales para sus gastos	5.623.971
Al sector externo	12.417
Transferencias corrientes al exterior	12.417
Becas de capacitación e investigación en el exterior	12.417
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**41.550.161**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**41.550.161**
RECURSOS PROPIOS DE CAPITAL	41.550.161
Ahorro/ Desahorro en Cuenta Corriente	41.550.161
B. GASTOS DE CAPITAL	**41.550.161**
INVERSIÓN REAL DIRECTA	41.550.161
Formación Bruta de Capital Fijo	41.550.161
Edificios e instalaciones	30.331.617
Maquinaria, equipos y otros bienes muebles	11.218.544
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**7.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	7.500.000
Disminución de otros activos financieros	7.500.000
Disminución de disponibilidades	2.800.000
Disminución de Bancos	2.800.000
Disminución de cuentas por cobrar a corto plazo	4.700.000
Disminución de otras cuentas por cobrar a corto plazo	4.700.000
B. APLICACIONES FINANCIERAS	**7.500.000**
DISMINUCION DE PASIVOS	7.500.000
Disminución de cuentas y efectos por pagar	7.500.000
Disminución de cuentas y efectos por pagar a corto plazo	6.675.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.725.000
Disminución de aportes patronales y retenciones laborales por pagar	4.950.000
Disminución de otras cuentas y efectos por pagar	825.000
Disminución de otras cuentas por pagar a corto plazo	825.000

A0095

Universidad Nacional
Experimental Simón Rodríguez
(UNESR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ (UNESR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Nacional Experimental Simón Rodríguez para el presente año ha sido adecuada a las disposiciones legales vigentes, en el marco anual del presupuesto para el período 2010 y en concordancia con las orientaciones generales para la formulación del mismo, según lineamientos impartidos por la Oficina Nacional de Presupuesto (ONAPRE), de acuerdo a la propuesta presentada por la Oficina de Planificación del Sector Universitario (OPSU) y su vinculación con las Misiones de la Institución, aspectos generados de la nueva estructura por proyecto vinculados con la Línea General del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

La Universidad Nacional Experimental Simón Rodríguez continuará cumpliendo con su principal función de atender con carácter prioritario la enseñanza en los diferentes niveles, en tal sentido la Institución se propone las metas que se detallan a continuación:

- Formación de Pregrado en Carreras Largas: 115.631 graduados,
- Formación de Postgrado: 4.754 graduados,
- Generación, Divulgación y Aplicación del Conocimiento: 61 proyectos de investigación,
- Intercambio del Conocimiento con la sociedad: 713 actividades,
- Captación, Permanencia y Formación Integral del Estudiante: 115.631 Alumnos Atendidos,
- Fortalecimiento y Desarrollo de la Gestión: Desarrollo e Implantación de 77 Redes de Bibliotecas Virtuales.

Igualmente reforzará en el ámbito institucional la política educativa, mejorando los servicios para que se adapten a las exigencias de los Proyectos y se fortalecerá la atención a los participantes (estudiantes) en las actividades fundamentales que coadyuven a la formación integral.

Se apoyará en el bienestar socio económico incrementado, en función de los recursos disponibles, los montos para el trabajo estudiantil remunerado, las preparadurías y servicios estudiantiles.

Se continuará con el desarrollo y fortalecimiento del sistema de información financiera, administrativa, presupuestaria y contables para cumplir con los objetivos básicos de la Institución.

Se realizarán cursos, en micro-empresa, cooperativismo, micro finanzas, tecnologías de información y educación, etc.

Los lineamientos o estrategias generales de la Universidad giran en torno a las siguientes consideraciones:

- Apoyo al proceso de transformación profunda y consustanciada con cambios que plantea el Ejecutivo Nacional.
- Mejoramiento continuo en la calidad de la enseñanza, tomando en cuenta la Misión y Visión de la Universidad, que la enmarcan en una filosofía específica, signada por la obra de Simón Rodríguez, enfocada a reducir la exclusión y la desigualdad.
- La Universidad dada su distribución geográfica, filosofía educativa original y potencial investigativo, está llamada a ser la "Universidad del Pueblo" en concordancia con el Plan Educativo Nacional y los principios de la Constitución de la República Bolivariana de Venezuela.
- Asumir liderazgo en el Sistema de Educación Superior, incorporando un modelo educativo que combine equidad y calidad utilizando la estrategia de aprender haciendo.

Dar prioridad a los aspectos culturales hacia adentro de la Universidad y como proyección de su acción en la comunidad y en toda su área de influencia.

- Reorientar las políticas de docencia, investigación y extensión en función de las necesidades e intereses de nuestra sociedad.

- Formar profesionales críticos y con sensibilidad social.

- Coordinar con las autoridades nacionales, regionales y locales, acciones en beneficio de las clases más vulnerables.

- Todos los Proyectos deben estar relacionadas con líneas de trabajo que se desprendan de las necesidades e intereses, nacionales y regionales como son: Hábitat, agroalimentación, salud, vivienda, comunicaciones, educación, transporte, energía, ambiente y recursos naturales.

- La Universidad debe ofrecer alternativas autónomas cónsonas con nuestra realidad y necesidades, con el fin de responder a las expectativas de la sociedad donde funciona. La calidad y la excelencia de la educación deben fundamentarse en un clima académico de discusión y debate que es el único que asegura la elevación continúa del nivel intelectual, moral y político de las personas.

- La Universidad tiene el compromiso histórico ineludible de participar en la construcción de un proyecto nacional de desarrollo integral sustentable.

- Participar en el diseño de políticas y normas de racionalización del gasto universitario.

- Atender la protección socio-económica a estudiantes de bajos ingresos.

- Reestructuración de núcleos y del nivel central.

- Mejorar las proporciones relativas entre profesores y personal no docente.

- Reactivación de estaciones experimentales.

- Fortalecer áreas de control de estudios en los Núcleos.

En la elaboración del presupuesto se consideraron aspectos de política presupuestaria establecidos por el Ministerio del Poder Popular para la Educación Superior en cuanto a:

I. Transformar y modernizar la institución en todos sus componentes, contando con un sistema de información y una base de datos que garantice la auto-evaluación continua.

II. Hacer de la Extensión Universitaria un elemento de integración Docencia-investigación y de vinculación de la Educación Superior con todos los sectores de la sociedad.

III. Racionalizar los gastos del presupuesto a través de la optimización de los recursos humanos, financieros, materiales y equipos.

IV. Intensificar el vínculo de las instituciones de educación superior con las entidades territoriales de su área geográfica de influencia, a través de la prestación de servicios en los campos de capacitación, investigación y extensión.

V. Instrumentar el sistema nacional de evaluación institucional y de acreditación en las instituciones de educación superior a fin de lograr niveles de competitividad en la gestión.

VI. Fomentar la consolidación y desarrollo de las zonas réntales de las universidades nacionales como vía para la generación de ingresos adicionales.

Entre las acciones más importantes destaca el Proyecto de Transformación Universitaria en concordancia con las políticas y directrices del Gobierno Nacional, el reforzamiento de las actividades de cultura, en coordinación con las comunidades en los 22 Núcleos en el ámbito nacional, el mejoramiento de la Infraestructura, el incremento y mejora de las publicaciones universitarias, la adecuación de los sistemas administrativos y de control de estudios.

Por último podemos señalar que se continuará con los procesos de adecuación de la planta docente, para un uso más racional del recurso humano y mejoramiento de calidad de enseñanza.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**244.703.606**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.600.000
Venta de servicios	1.600.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	243.103.606
Del sector público	243.103.606
Transferencias corrientes internas recibidas del sector público	243.103.606
De la República	243.103.606
INGRESOS DE CAPITAL	**200.000**
RECURSOS PROPIOS DE CAPITAL	200.000
Incremento de la depreciación y amortización acumuladas	200.000
FUENTES DE FINANCIAMIENTO	**200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de Bancos	200.000
TOTAL RECURSOS	**245.103.606**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**227.801.455**
GASTOS DE CONSUMO	172.545.362
Remuneraciones	151.162.165
Sueldos, salarios y otras retribuciones	55.400.746
Beneficios y complementos de sueldos y salarios	52.386.143
Aportes patronales	3.771.946
Prestaciones sociales y otras indemnizaciones	839.062
Asistencia socioeconómica	35.988.758
Otros gastos de personal	2.775.510
Compra de Bienes y servicios	21.183.197
Bienes de consumo	9.598.776
Servicios no personales	11.584.421
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.256.093
Al sector privado	55.256.093
Transferencias corrientes al sector privado	55.256.093
Directas a personas	55.256.093
Pensiones y otros beneficios asociados	5.027.089
Jubilaciones y otros beneficios asociados	40.522.053
Otras transferencias directas a personas	9.706.951
GASTOS DE CAPITAL	**1.463.907**
INVERSION REAL DIRECTA	1.463.907
Formación Bruta de Capital Fijo	1.463.907
Maquinaria, equipos y otros bienes muebles	1.463.907

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**15.838.244**
DISMINUCION DE PASIVOS	15.838.244
Disminución de cuentas y efectos por pagar	15.838.244
Disminución de cuentas y efectos por pagar a corto plazo	15.838.244
Disminución de sueldos, salarios y otras remuneraciones por pagar	15.638.244
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	100.000
TOTAL GASTOS	245.103.606

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105520	Formación de Pregrado en Carreras Largas	Participante			115.631		85.900.306			85.900.306
105528	Formación de Postgrado	Participante			4.754		7.104.270			7.104.270
105556	Generación, Divulgación y Aplicación del Conocimiento	Investigación			61		4.091.120			4.091.120
105568	Captación, Permanencia y Formación Integral al Estudiante	Participante			115.631		21.530.562			21.530.562
105571	Intercambio del Conocimiento con la Sociedad	Actividad Realizada			713		8.186.672			8.186.672
105594	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Usuario	87.832	30.799	118.631		1.435.550			1.435.550
	TOTAL						128.248.480			128.248.480

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		46.704.453			46.704.453
02	Gestión Administrativa	2.000.000	22.601.532			24.601.532
03	Previsión y Protección Social		45.549.141			45.549.141
	TOTAL	2.000.000	114.855.126			116.855.126

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**948**	**1.038**		**1.986**	**35.520.842**	**26.663**	**35.547.505**
Directivo	72	83		155	4.162.824		4.162.824
Profesional y Técnico	217	143		360	7.222.572		7.222.572
Personal Administrativo	263	103		366	4.064.640		4.064.640
Personal Docente	220	194		414	13.121.856		13.121.856
Obrero	176	515		691	6.948.950	26.663	6.975.613
Personal Fijo a Tiempo Parcial	**65**	**74**		**139**	**1.415.244**		**1.415.244**
Personal Docente	65	74		139	1.415.244		1.415.244
Personal Contratado	**1.353**	**1.186**		**2.539**	**15.656.183**		**15.656.183**
Profesional y Técnico	131	61		192	2.868.486		2.868.486
Personal Administrativo	135	62		197	1.062.061		1.062.061
Personal Docente	972	882		1.854	10.132.252		10.132.252
Obrero	115	181		296	1.593.384		1.593.384
TOTAL	2.366	2.298		4.664	52.592.269	26.663	52.618.932

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**93**	**64**	**157**	**4.458.420**
Obreros	27	26	53	935.545
Empleados	24	11	35	1.396.963
Docentes	42	27	69	2.125.912
Jubilados	**562**	**515**	**1.077**	**41.090.721**
Obreros	46	161	207	4.856.914
Empleados	283	115	398	14.834.020
Docentes	233	239	472	21.399.787
TOTAL	655	579	1.234	45.549.141

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	151.162.165
4.02	Materiales, suministros y mercancías	9.598.776
4.03	Servicios no personales	11.584.421
4.04	Activos reales	1.463.907
4.07	Transferencias y donaciones	55.256.093
4.08	Otros gastos	200.000
4.11	Disminución de pasivos	15.838.244
	TOTAL	245.103.606

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**244.703.606**
TRANSFERENCIAS Y DONACIONES CORRIENTES	243.103.606
Del sector público	243.103.606
Transferencias corrientes internas recibidas del sector público	243.103.606
De la República	243.103.606
Recursos Ordinarios	169.034.313
Gestión Fiscal	74.069.293
Ingresos por la venta de bienes y servicios de la administración pública	1.600.000
Venta de servicios	1.600.000
B. GASTOS CORRIENTES	**227.801.455**
GASTOS DE CONSUMO	172.545.362
Remuneraciones	151.162.165
Sueldos, salarios y otras retribuciones	55.400.746
Beneficios y complementos de sueldos y salarios	52.386.143
Aportes patronales	3.771.946
Prestaciones sociales y otras indemnizaciones	839.062
Asistencia socioeconómica	35.988.758
Otros gastos de personal	2.775.510
Compra de Bienes y servicios	21.183.197
Bienes de consumo	9.598.776
Servicios no personales	11.584.421
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.256.093
Al sector privado	55.256.093
Transferencias corrientes al sector privado	55.256.093
Directas a personas	55.256.093
Pensiones y otros beneficios asociados	5.027.089
Jubilaciones y otros beneficios asociados	40.522.053
Otras transferencias directas a personas	9.706.951
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**16.902.151**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**17.102.151**
RECURSOS PROPIOS DE CAPITAL	17.102.151
Ahorro/ Desahorro en Cuenta Corriente	16.902.151
Incremento de la depreciación y amortización acumuladas	200.000
B. GASTOS DE CAPITAL	**1.463.907**
INVERSIÓN REAL DIRECTA	1.463.907
Formación Bruta de Capital Fijo	1.463.907
Maquinaria, equipos y otros bienes muebles	1.463.907
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**15.638.244**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**15.838.244**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de Bancos	200.000
SUPERÁVIT FINANCIERO	15.638.244
B. APLICACIONES FINANCIERAS	**15.838.244**
DISMINUCION DE PASIVOS	15.838.244
Disminución de cuentas y efectos por pagar	15.838.244
Disminución de cuentas y efectos por pagar a corto plazo	15.838.244
Disminución de sueldos, salarios y otras remuneraciones por pagar	15.638.244
Disminución cuentas por pagar a proveedores a corto plazo	100.000
Disminución cuentas por pagar a contratistas a corto plazo	100.000

A0096

Universidad Nacional
Experimental Francisco de Miranda
(UNEFM)

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA (UNEFM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Nacional Experimental Francisco de Miranda (UNEFM), es una Institución de Educación Superior, creada en 1977 para atender las demandas de formación de profesionales del Estado Falcón y del resto del país. Es una Institución con fuertes vínculos regionales orientada al servicio de las comunidades falconianas.

En el año 2002, la UNEFM crea la modalidad de Aprendizaje Dialógico Interactivo utilizando las tecnologías de información y comunicación en los procesos de enseñanza-aprendizaje, promoviéndose el desarrollo de modalidades de estudio semi presenciales, que ha permitido a la Institución expandir la matrícula estudiantil en aproximadamente 7%, en el bienio 2009-2010..

Atendiendo al histórico e ineludible desafío y compromiso político, asumido por el Gobierno Nacional con las mayorías populares venezolanas de avanzar y profundizar en el desarrollo del Proyecto Socialista del Siglo XXI, promoviendo la equidad para el acceso a la educación superior, la UNEFM mantiene un crecimiento sostenido en la matrícula estudiantil, aproximadamente en 15% interanual en los últimos ocho años (2002 - 2009); aumentando el número de plazas ofertadas a través del proceso de selección nacional del Consejo Nacional de Universidades, incorporando a nuevos bachilleres provenientes de la Misión Sucre que suman 3.900 y representó el 19% de la matrícula de 2009.

El Presupuesto de Ingresos de la Universidad asciende a Bs. 151.290.353, que será financiado con recursos otorgados por el Ejecutivo Nacional.

La UNEFM, responde al enfoque estratégico planteado en los objetivos de Plan de Desarrollo de la Nación 2007-2013. En virtud de lo anteriormente señalado, la UNEFM estima el ingreso para el año 2010 en las 23 carreras que oferta 7.803 nuevos estudiantes, para un total de 27.677 estudiantes atendidos.

En los estudios de cuarto nivel la UNEFM, oferta 16 maestrías y 14 especializaciones estimándose para el año 2010 una matrícula de 2.566 estudiantes.

Es importante destacar que la UNEFM, a través del Vicerrectorado Académico y el área de Ciencias de la Salud, atendiendo los lineamientos estratégicos del Ministerio del Poder Popular para la Educación Superior, seguirá con la Coordinación y la Supervisión del Programa Nacional de Formación de Médicos Integrales Comunitarios y la Municipalización de los Programas del área de Ciencias de la Salud y Educación en los 25 municipios del Estado Falcón y los Estados Occidentales del país.

Tales proyectos no dispone de recursos dentro del presupuesto ordinario de la UNEFM, dado que se estima que el Ministerio de Poder Popular para la Educación Superior, transfiera los recursos necesarios para ejecutarlos.

En cuanto a la diversificación de la oferta curricular se tiene previsto iniciar una carrera tecnológica: Artes Audiovisuales, una vez que el Ministerio del Poder Popular para la Educación Superior, autorice su funcionamiento.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**151.290.353**
TRANSFERENCIAS Y DONACIONES CORRIENTES	151.290.353
Del sector público	151.290.353
Transferencias corrientes internas recibidas del sector público	151.290.353
De la República	151.290.353
TOTAL RECURSOS	**151.290.353**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**145.200.144**
GASTOS DE CONSUMO	114.496.949
Remuneraciones	104.155.695
Sueldos, salarios y otras retribuciones	78.461.064
Beneficios y complementos de sueldos y salarios	10.448.721
Aportes patronales	4.833.912
Asistencia socioeconómica	10.375.998
Otros gastos de personal	36.000
Compra de Bienes y servicios	10.341.254
Bienes de consumo	593.053
Servicios no personales	9.748.201
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.703.195
Al sector privado	30.685.135
Transferencias corrientes al sector privado	30.625.505

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Directas a personas	30.602.218
Pensiones y otros beneficios asociados	2.551.020
Jubilaciones y otros beneficios asociados	22.172.856
Otras transferencias directas a personas	5.878.342
Otras transferencias corrientes internas al sector privado	23.287
Donaciones corrientes al sector privado	59.630
Donaciones a personas	59.630
Al sector externo	18.060
Transferencias corrientes al exterior	18.060
Becas de capacitación e investigación en el exterior	18.060
GASTOS DE CAPITAL	**472.993**
INVERSION REAL DIRECTA	**472.993**
Formación Bruta de Capital Fijo	472.993
Maquinaria, equipos y otros bienes muebles	437.494
Construcciones de bienes de dominio privado	18.262
Construcciones de bienes de dominio público	17.237
APLICACIONES FINANCIERAS	**5.617.216**
DISMINUCION DE PASIVOS	**5.617.216**
Disminución de provisiones	5.617.216
Disminución de provisiones para beneficios sociales	5.617.216
TOTAL GASTOS	151.290.353

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105309	Gestión y Fortalecimiento de las Tecnologías de Información y Comunicación.	Población Atendida			30.529		39.377			39.377
105310	Planes de Desarrollo Institucional a Largo Plazo.	Plan			2		49.803			49.803
105322	Fortalecimiento de los Laboratorios y Talleres de la Docencia.	Dotación			123		97.982			97.982
105325	Desarrollo y Mantenimiento de la Infraestructura Física.	Reparación y Mantenimiento			18		50.980			50.980
105326	Generación, Divulgación y Aplicación del Conocimiento.	Proyecto Financiado			20		2.854.610			2.854.610
105327	Formación de Pregrado en Carreras Largas.	Estudiante			27.677		49.314.256			49.314.256
105346	Fortalecimiento y Desarrollo de la Gestión Científica y Humanística.	Libro			1.000		1.812.712			1.812.712
105352	Captación, Permanencia y Formación Integral del Estudiante.	Estudiante			27.677		12.248.432			12.248.432
105389	Gestión de la Movilidad e Intercambio Académico.	Intercambio			4		7.660			7.660
105420	Intercambio de Conocimiento con la Sociedad.	Evento			60		3.847.462			3.847.462
105422	Municipalización de los Programas Académicos.	Estudiante			300		92.220			92.220
105507	Formación de Postgrado.	Estudiante			2.566		741.957			741.957
105828	Formación de Carreras de Pregrado en Carreras Cortas.	Estudiante			1.516		4.003.526			4.003.526
	TOTAL						75.160.977			75.160.977

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores.		39.819.083			39.819.083
02	Gestión Administrativa.		11.590.317			11.590.317
03	Previsión y Protección Social.		24.719.976			24.719.976
	TOTAL		**76.129.376**			**76.129.376**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**830**	**677**		**1.507**	**29.465.484**	**447.564**	**29.913.048**
Directivo	154	82		236	5.579.820	110.172	5.689.992
Profesional y Técnico	209	137		346	6.378.948		6.378.948
Personal Administrativo	132	82		214	2.553.588		2.553.588
Personal Docente	268	224		492	12.805.236	337.392	13.142.628
Obrero	67	152		219	2.147.892		2.147.892
Personal Fijo a Tiempo Parcial	**11**	**37**		**48**	**838.980**	**8.784**	**847.764**
Profesional y Técnico	5	6		11	166.740		166.740
Personal Administrativo		1		1	6.240		6.240
Personal Docente	6	30		36	666.000	8.784	674.784
Personal Contratado	**320**	**230**	**54**	**604**	**8.926.068**		**8.926.068**
Directivo	11	2		13	267.312		267.312
Profesional y Técnico	35	30	9	74	1.065.948		1.065.948
Personal Administrativo	25	17	5	47	455.628		455.628
Personal Docente	243	170	15	428	6.742.992		6.742.992
Obrero	6	11	25	42	394.188		394.188
TOTAL	1.161	944	54	2.159	39.230.532	456.348	39.686.880

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**20**	**31**	**51**	**2.464.176**
Obreros		6	6	59.244
Empleados	17	8	25	1.327.404
Docentes	3	17	20	1.077.528
Jubilados	**175**	**233**	**408**	**22.255.800**
Obreros	6	25	31	495.540
Empleados	114	81	195	10.050.066
Docentes	55	127	182	11.710.194
TOTAL	195	264	459	24.719.976

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	104.155.695
4.02	Materiales, suministros y mercancías	593.053
4.03	Servicios no personales	9.748.201
4.04	Activos reales	472.993
4.07	Transferencias y donaciones	30.703.195
4.11	Disminución de pasivos	5.617.216
	TOTAL	151.290.353

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**151.290.353**
TRANSFERENCIAS Y DONACIONES CORRIENTES	151.290.353
Del sector público	151.290.353
Transferencias corrientes internas recibidas del sector público	151.290.353
De la República	151.290.353
Recursos Ordinarios	105.194.906
Gestión Fiscal	46.095.447
B. GASTOS CORRIENTES	**145.200.144**
GASTOS DE CONSUMO	114.496.949
Remuneraciones	104.155.695
Sueldos, salarios y otras retribuciones	78.461.064
Beneficios y complementos de sueldos y salarios	10.448.721
Aportes patronales	4.833.912
Asistencia socioeconómica	10.375.998
Otros gastos de personal	36.000
Compra de Bienes y servicios	10.341.254
Bienes de consumo	593.053
Servicios no personales	9.748.201
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.703.195
Al sector privado	30.685.135
Transferencias corrientes al sector privado	30.625.505
Directas a personas	30.602.218
Pensiones y otros beneficios asociados	2.551.020
Jubilaciones y otros beneficios asociados	22.172.856
Otras transferencias directas a personas	5.878.342
Otras transferencias corrientes internas al sector privado	23.287
Donaciones corrientes al sector privado	59.630
Donaciones a personas	59.630
Al sector externo	18.060
Transferencias corrientes al exterior	18.060
Becas de capacitación e investigación en el exterior	18.060
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**6.090.209**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**6.090.209**
RECURSOS PROPIOS DE CAPITAL	6.090.209
Ahorro/ Desahorro en Cuenta Corriente	6.090.209
B. GASTOS DE CAPITAL	**472.993**
INVERSIÓN REAL DIRECTA	472.993
Formación Bruta de Capital Fijo	472.993
Maquinaria, equipos y otros bienes muebles	437.494
Construcciones de bienes de dominio privado	18.262
Construcciones de bienes de dominio público	17.237
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**5.617.216**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.617.216**
SUPERÁVIT FINANCIERO	5.617.216
B. APLICACIONES FINANCIERAS	**5.617.216**
DISMINUCION DE PASIVOS	5.617.216
Disminución de otros pasivos	5.617.216
Disminución de provisiones y reservas técnicas	5.617.216
Disminución de provisiones	5.617.216
Disminución de provisiones para beneficios sociales	5.617.216

A0186

Universidad Nacional
Experimental del Yaracuy
(UNEY)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL YARACUY (UNEY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Durante los primeros diez años de la UNEY, los presupuestos asignados vienen ejecutándose con criterios sociales, éticos y de racionalidad económica. Estos criterios apuntan siempre hacia la consolidación de una sociedad cada vez menos excluyente.

Esta casa de estudios, continuará ejecutando sus proyectos académicos, de investigación, de mejoramiento de los servicios estudiantiles, así como los dirigidos al desarrollo de la creación y gestión social, científica, tecnológica y humanística.

Para el período académico 2009-2010 el pregrado de Diseño Integral arribó al cuarto y último año, para el 2010 dará inicio también el postgrado en Diversidad Cultural e incorporará la segunda cohorte del Diplomado para la formación de cronistas del siglo XXI "Gilberto Antolínez" y la octava del Diplomado para la formación de Servidores Turísticos. Por su parte el programa Darcy Ribeiro incorporó en su primera etapa más de 70 participantes, provenientes principalmente de comunidades de la Parroquia Marín del Municipio San Felipe y de Guama en el Municipio Sucre, se espera que esta cifra crezca considerablemente en los próximos años.

Además los Pre-grados, Ciencia y Cultura de la Alimentación y Ciencias del Deporte, durante el año 2010 se garantizará la apertura de las pertinentes carreras de Ciencia y Cultura del Territorio (geografía Cultural), de Gestión Intercultural y de Cultura de la Integración, estrechamente vinculadas a nuestro propósito de seguir siendo la universidad de la cultura y pertinentes desde los enfoques de varias directrices contenidas dentro del Plan Simón Bolívar. Es de resaltar que a partir de 2010, la UNEY encabeza orgullosamente el Programa Nacional de Formación en Diseño Integral del Ministerio del Poder Popular para la Educación Superior.

Con motivo de la inminente apertura del postgrado en Diversidad Cultural a principios de 2010, la UNEY lleva a cabo importantes actividades preliminares durante el 2009 y que se prolongarán hasta el próximo año, como es la Cátedra Libre, que liderada por nuestros tres Doctores Honoris Causa, continuará desarrollando temas relacionados con la interculturalidad, la lingüística indígena, entre otros. Se continuará fortaleciendo la cátedra "Pensamiento Latinoamericanos" José Manuel Briceño Guerrero" con miras a la apertura formal del postgrado para el 2010.

Producto de las Jornadas de Reflexión Académica realizadas en el 2009, se dará inicio en 2010 a la ejecución de un nuevo proyecto denominado Creación y Gestión Social. Dentro de un nuevo Espacio Académico, inició en el año 2009, por una parte con el Programa Darcy Ribeiro, el cual permite a cualquier ciudadano venezolano mayor de edad, tener acceso a nuestros programas formales, sin que necesariamente lo conduzca a un título universitario convencional; y por otra, la Cátedra Creación y Gestión Social, incorpora una materia transversal al resto de los Espacios Académicos. Se profundizará el acercamiento a los Consejos Comunales y a las Comunas, sin sustituir a éstas en su rol protagónico.

Este programa se ha fortalecido con el de Servicios Comunitarios, iniciado para dar cumplimiento a la Ley de la materia y para consolidar la responsabilidad social que la UNEY ha asumido desde su inicio. Se continuará trabajando en el Tercer Motor "Moral y Luces".

En el año 2009 se adquirió un terreno de 15 hectáreas en el corazón de la ciudad de San Felipe, que permitirá, concretar el proyecto de campus universitario Domus. Se ejecutará también el proyecto de remodelación de un conjunto de galpones ubicados en la ciudad de Guama y propiedad de la UNEY, en los que se integrarán al pregrado de Diseño Integral, los talleres, laboratorios y oficinas administrativas.

La concreción de un comodato de 20 hectáreas de terreno en el Parque El Dorado de la ciudad de Guama, Municipio Sucre a finales de 2009, permitirá iniciar en el ejercicio 2010 el desarrollo de un proyecto que incluye infraestructura así como de la creación de un Centro de Estudios Ambientales para dar cumplimiento al Convenio de Cogestión que abarca el resto del parque (unas 200 hectáreas adicionales).

Durante el año 2010 se activarán cuatro nuevas estrategias de investigación conectadas con la realidad del país: Cultura y sociedad, Desarrollo sostenible, deporte y memoria, Filosofía, deporte y desarrollo y Estudios de la soberanía alimentaria. Cada una de ellas abrirá nuevos caminos en temas de altísima pertinencia para el país: alimentación y petróleo, la investigación gastronómica desde la cotidianidad, la memoria deportiva del Estado Yaracuy, el habla del yaracuyano, memoria y gestión deportiva, entre otros.

En cuanto a las publicaciones, se tiene un estimado de editar 12 nuevos títulos, así como el lanzamiento de un Boletín y de la revista Azar Concurrente, además de la ya excelente revista En Equilibrio.

La extensión universitaria continuará con la consolidación del Centro de Estudios para la Hospitalidad y el Turismo (CEHOTUR). Por otra parte, en cooperación con la Zona Educativa y la Secretaría de Educación del Estado Yaracuy, continuará el exitoso proyecto "La lectura vuelve a casa". Proseguirá el Diplomado para la formación de cronistas del siglo XXI, "Gilberto Antolínez". Se ofrecerán nuevos diplomados en las áreas de Gestión deportiva comunitaria, Ambiente, Educación Especial, Metodología del entrenamiento deportivo, Recreación y juego, Telemática y educación a distancia, Cine, arte y poesía, Diseño editorial, Derecho internacional y Derecho universitario.

Se mantendrá nuestras alianzas con diversos organismos nacionales e internacionales. Así, se continuará dando cumplimiento al convenio con el Centro de la Diversidad Cultural, con la Casa Nacional de las Letras Andrés Bello y con el Consejo Nacional de Educación Superior de Ecuador. Se mantendrán los estrechos y fecundos vínculos con las fundaciones Folclore Andino de Colombia y Biblioteca Ayacucho de Venezuela.

Continuará la participación en el Congreso Iberoamericano de las Cocinas Tradicionales de México y Venezuela, auspiciado por CONACULTA y la Escuela de Gastronomía Mexicana. La UNEY estará presente durante los años 2010 y 2011, en las reuniones pautadas por el Grupo Bicentenario para la realización de diálogos, con motivo de la Conmemoración de Bicentenario de la Independencia de los países de América. De igual manera seguirá presente en el Consejo Consultivo del Instituto del MERCOSUR de Estudios Avanzados, instancia que conformada por la mayoría de los países latinoamericanos, dará vida en el 2010 a la Universidad Federal de la Integración Latinoamericana, UNILA y con quien estableceremos convenios.

La Comunidad UNEY continuará jugando un papel activo dirigido a apuntalar un nuevo tipo de convivencia universitaria, por encima de las prácticas nefastas del gremialismo. Además de los convenios de mutualidad suscritos con varias empresas de servicios y créditos otorgados, mantendrá los talleres y actividades que ha venido promoviendo. El Taller permanente de Escritura Creativa y Café Lectura son muestra de ello. Para el 2010, de igual manera proseguirá el cronograma pautado para un conjunto de Tomas culturales en por lo menos 4 de los 12 municipios restantes, de un programa iniciado en el ejercicio 2009 con 2 municipios.

Por su pertinencia y necesidad, mantendremos como proyectos prioritarios:

- La creación de los pre-grados "Ciencia y Cultura del Territorio", "Cultura de la Integración". La apertura de los postgrados en las áreas: "Diversidad Cultural", "Pensamiento y Problemas Contemporáneos", "Cultura del Deporte", "Filosofía de la Alimentación" y "Derecho Universitario".

- Las investigaciones que sobre cocinas regionales venezolanas realiza el Centro de Investigaciones Gastronómicas (Cig-Uney). Mantendrá prosecución a las líneas de trabajo ya iniciadas (investigación de productos para su desarrollo gastronómico e investigación de las diversas culturas alimentarias de Venezuela) y el trabajo de cooperación con organismos nacionales e internacionales en la divulgación y promoción de la gastronomía venezolana dentro y fuera del país.

- Los trabajos de investigación y extensión de GUIA, en materia de Alimentación y Salud (inocuidad alimentaria y manipulación de alimentos); continuidad de la Cátedra OPEP, orientada a investigaciones acerca del vínculo Petróleo y Alimentación.

- El desarrollo de los programas de investigación en el espacio académico de Ciencias del Deporte referidos a Filosofía del Deporte, Historia del Deporte, Sociología del Deporte, Gestión Deportiva, Derecho y Ética en el Deporte.

- La ampliación de la política editorial de la Universidad para fortalecer las colecciones existentes (Lengua y Tradición Cultural, Cocina, Cuadernos del Rectorado) y para crear otras, que respondan a las necesidades académicas, bajo criterios de libertad, pertinencia cultural, calidad literaria, interés científico e histórico. Este plan incluye, además, la continuidad de los próximos números de los "Cuadernos del Rectorado", la revista "En Equilibrio" y la publicación de la revista "Azar Concurrente".

- La continuación de "El Valor de Educar", como plan especial de formación docente integral para egresados de Ciencia y Cultura de la Alimentación y de Ciencias del Deporte y para docentes de dichos pre-grados (y del pregrado de Diseño Integral). En tal sentido, se mantendrán la Cátedra Libre de Diversidad Cultural y los cursos Pensamiento Latinoamericano, iniciado para servir de introducción a sendos postgrados sobre los temas.

- El fortalecimiento y ampliación del espacio académico común a todos nuestros pregratos, "Comprensión de Venezuela", dirigido a indagar, analizar y entender nuestra cultura, mediante trabajos libres de investigación, docencia y extensión, profundizado con el convenio con la Casa Nacional de las Letras Andrés Bello.

- La continuidad del plan de seguimiento del egresado, previendo la sexta promoción de profesionales formados en la UNEY, con la particularidad que se agregan los egresados de nuestra última carrera en Diseño Integral.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**26.452.336**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	51.826
Venta de otros bienes y servicios	51.826
INGRESOS DE LA PROPIEDAD	584.353
Intereses	584.353
Intereses internos	584.353
Intereses por depósitos	584.353
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.816.157
Del sector público	25.816.157
Transferencias corrientes internas recibidas del sector público	25.816.157
De la República	25.816.157
FUENTES DE FINANCIAMIENTO	**8.808.550**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**8.808.550**
Disminución de otros activos financieros	8.808.550
Disminución de disponibilidades	8.808.550
Disminución de Bancos	8.808.550
TOTAL RECURSOS	35.260.886

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**33.900.032**
GASTOS DE CONSUMO	33.192.919
Remuneraciones	22.586.542
Sueldos, salarios y otras retribuciones	8.303.962
Beneficios y complementos de sueldos y salarios	5.439.719
Aportes patronales	553.112
Prestaciones sociales y otras indemnizaciones	2.508.479
Asistencia socioeconómica	5.781.270
Compra de Bienes y servicios	10.606.377
Bienes de consumo	1.959.628
Servicios no personales	8.646.749
TRANSFERENCIAS Y DONACIONES CORRIENTES	707.113
Al sector privado	477.113
Transferencias corrientes al sector privado	336.269
Directas a personas	327.168
Pensiones y otros beneficios asociados	55.652
Jubilaciones y otros beneficios asociados	151.516
Otras transferencias directas a personas	120.000
Otras transferencias corrientes internas al sector privado	9.101
Donaciones corrientes al sector privado	140.844
Donaciones a personas	82.999
Donaciones a instituciones sin fines de lucro	57.845
Al sector público	230.000
Transferencias corrientes al sector público	230.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
A los entes descentralizados sin fines empresariales para sus gastos	230.000
GASTOS DE CAPITAL	**1.056.854**
INVERSION REAL DIRECTA	**1.056.854**
Formación Bruta de Capital Fijo	995.439
Edificios e instalaciones	150.000
Maquinaria, equipos y otros bienes muebles	845.439
Bienes intangibles	61.415
APLICACIONES FINANCIERAS	**304.000**
DISMINUCION DE PASIVOS	**304.000**
Disminución de cuentas y efectos por pagar	304.000
Disminución de cuentas y efectos por pagar a corto plazo	279.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	214.000
Disminución cuentas por pagar a proveedores a corto plazo	45.000
Disminución de otras cuentas y efectos por pagar	25.000
Disminución de otras cuentas por pagar a corto plazo	25.000
TOTAL GASTOS	35.260.886

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105533	Formación de Pregrado en Carreras Largas	Alumno Atendido	795	1.048	1.843	2.674.953	5.684.274			8.359.227
105578	Formación de Postgrado	Proyecto			2	30.919	484.395			515.314
105603	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			26	347.524	810.888			1.158.412
105673	Intercambio del Conocimiento con la Sociedad	Actividad			100	1.797.812	2.811.961			4.609.773
105740	Captación, Permanencia y Formación Integral del Estudiante	Alumno	795	1.048	1.843	1.442.082	3.761.746			5.203.828
105761	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Visita / Usuario			28.200	168.338	533.069			701.407
105925	Creación y Gestión Social	Plan			1	17.472	47.238			64.710
105930	La UNEY Bastión de Apoyo de las Misiones Educativas y Trabajos de Asistencia Técnica y Asesoría a Instituciones	Plan			1	24.732	87.688			112.420
105942	Editorial Universitaria	Publicación			75	184.788	277.182			461.970
105952	Conocer lo que somos. La Diversidad Cultural Frente al Proceso de Globalización y Programas Conexos	Plan			1	44.064	85.536			129.600
105960	Desarrollo y Mantenimiento de Infraestructura Física	Plan			1	589.218				589.218
	TOTAL					**7.321.902**	**14.583.977**			**21.905.879**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.704.704			7.704.704
02	Gestión Administrativa	2.122.827	3.320.308			5.443.135
03	Previsión y Protección Social		207.168			207.168
	TOTAL	**2.122.827**	**11.232.180**			**13.355.007**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**77**	**87**	**3**	**167**	**4.017.168**	**23.888**	**4.041.056**
Directivo	15	12	2	29	880.692	7.408	888.100
Profesional y Técnico	26	10	1	37	735.444		735.444
Personal Administrativo	2	2		4	45.744		45.744
Personal Docente	33	47		80	2.147.064	16.480	2.163.544
Obrero	1	16		17	208.224		208.224
Personal Fijo a Tiempo Parcial	**1**	**2**		**3**	**43.272**		**43.272**
Personal Docente	1	2		3	43.272		43.272
Personal Contratado	**19**	**19**	**39**	**77**	**2.326.770**		**2.326.770**
Directivo	1		3	4	147.272		147.272
Profesional y Técnico	1	4	11	16	517.628		517.628
Personal Administrativo	2		1	3	78.852		78.852
Personal Docente	15	13	20	48	1.517.786		1.517.786
Obrero		2	4	6	65.232		65.232
TOTAL	97	108	42	247	6.387.210	23.888	6.411.098

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**55.652**
Docentes		1	1	55.652
Jubilados	**1**		**1**	**151.516**
Empleados	1		1	151.516
TOTAL	**1**	**1**	**2**	**207.168**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	22.586.542
4.02	Materiales, suministros y mercancías	1.959.628
4.03	Servicios no personales	8.646.749
4.04	Activos reales	1.056.854
4.07	Transferencias y donaciones	707.113
4.11	Disminución de pasivos	304.000
	TOTAL	35.260.886

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**26.452.336**
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.816.157
Del sector público	25.816.157
Transferencias corrientes internas recibidas del sector público	25.816.157
De la República	25.816.157
Recursos Ordinarios	17.950.438
Gestión Fiscal	7.865.719
Ingresos por la venta de bienes y servicios de la administración pública	51.826
Venta de otros bienes y servicios	51.826
INGRESOS DE LA PROPIEDAD	584.353
Intereses	584.353
Intereses internos	584.353
Intereses por depósitos	584.353
B. GASTOS CORRIENTES	**33.900.032**
GASTOS DE CONSUMO	33.192.919
Remuneraciones	22.586.542
Sueldos, salarios y otras retribuciones	8.303.962
Beneficios y complementos de sueldos y salarios	5.439.719
Aportes patronales	553.112
Prestaciones sociales y otras indemnizaciones	2.508.479
Asistencia socioeconómica	5.781.270
Compra de Bienes y servicios	10.606.377
Bienes de consumo	1.959.628
Servicios no personales	8.646.749
TRANSFERENCIAS Y DONACIONES CORRIENTES	707.113
Al sector privado	477.113
Transferencias corrientes al sector privado	336.269
Directas a personas	327.168
Pensiones y otros beneficios asociados	55.652
Jubilaciones y otros beneficios asociados	151.516
Otras transferencias directas a personas	120.000
Otras transferencias corrientes internas al sector privado	9.101
Donaciones corrientes al sector privado	140.844
Donaciones a personas	82.999
Donaciones a instituciones sin fines de lucro	57.845
Al sector público	230.000
Transferencias corrientes al sector público	230.000
A los entes descentralizados sin fines empresariales para sus gastos	230.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(7.447.696)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(7.447.696)**
RECURSOS PROPIOS DE CAPITAL	(7.447.696)
Ahorro/ Desahorro en Cuenta Corriente	(7.447.696)
B. GASTOS DE CAPITAL	**1.056.854**
INVERSIÓN REAL DIRECTA	1.056.854
Formación Bruta de Capital Fijo	995.439

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Edificios e instalaciones	150.000
Maquinaria, equipos y otros bienes muebles	845.439
Bienes intangibles	61.415
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(8.504.550)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**8.808.550**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	8.808.550
Disminución de otros activos financieros	8.808.550
Disminución de disponibilidades	8.808.550
Disminución de Bancos	8.808.550
B. APLICACIONES FINANCIERAS	**8.808.550**
DISMINUCION DE PASIVOS	304.000
Disminución de cuentas y efectos por pagar	304.000
Disminución de cuentas y efectos por pagar a corto plazo	279.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	214.000
Disminución cuentas por pagar a proveedores a corto plazo	45.000
Disminución de otras cuentas y efectos por pagar	25.000
Disminución de otras cuentas por pagar a corto plazo	25.000
DÉFICIT FINANCIERO	8.504.550

A0196

Universidad Nacional
Experimental Politécnica de la Fuerza Armada Nacional
(UNEFA)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA DE LA FUERZA ARMADA NACIONAL (UNEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Con la aprobación del Consejo Universitario, la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA), somete a consideración del Consejo Nacional de Universidades (CNU) y del Ejecutivo Nacional, un Presupuesto de Ingresos y Gastos para el año fiscal 2010, por la cantidad de Bs. 112.114.005.

Las líneas de acción del Presupuesto, están fundamentadas en alcanzar la consolidación de la Institución a corto plazo, dentro de un marco propuesto por el Estado Venezolano, como es el de profundizar y avanzar un modelo estratégico de desarrollo económico y social endógeno, que coadyuve a la transformación que demanda la sociedad venezolana, conforme a las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007 - 2013, en el aparte correspondiente al área Estratégica Construcción de la Suprema Felicidad Social, garantizando el acceso al conocimiento para universalizar la educación superior con pertinencia, a lo previsto en el Marco Estratégico de la Nueva Etapa, dirigido a avanzar en la conformación de una nueva estructura social, y finalmente bajo dos grandes líneas transformadoras definidas en el Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS), 2007-2013, en el aspecto social, como son el Tercer Motor Constituyente: Moral y Luces y Quinto motor Constituyente: Explosión del Poder Comunal.

La UNEFA, estará atendiendo en el año, un total de alumnos que ascienden a la cantidad de 214.927 estudiantes, los cuales se encuentra cursando en los siguientes Proyectos:

- Formación de Pregrado en Carreras Cortas: atenderá la cantidad de 51.161 alumnos.
- Formación de Pregrado en Carreras Largas: atenderá la cantidad de 148.567 alumnos.
- Formación de Postgrado: Atenderá la cantidad de 15.199 alumnos.
- Captación, Permanencia y Atención Integral al Estudiante: Atenderá en su proyecto de asistencia socio económica, mediante el programa de becas, un total de 12.041 alumnos.

La Universidad tiene como Misión, orientar y estimular la educación ejerciendo una función rectora basada en la ciencia, la cultura y la sociedad, que guíe los pasos hacia la universalidad del conocimiento y la ejecución de innovaciones tecnológicas e industriales, aportando al proceso de enseñanza - aprendizaje una forma sólida e integral del recurso humano que necesita la Nación para su crecimiento y desarrollo.

Así mismo, tiene como Visión ser una Institución de Educación Superior, con una estructura dinámica proyectada al ensayo de nuevas orientaciones en los sistemas de enseñanza, de investigación, de extensión y de administración educativa, caracterizada por su excelencia académica, sustentada en la búsqueda de la verdad y en el afianzamiento de los valores supremos del ser humano, en función de una sociedad democrática y del desarrollo soberano y autónomo del País.

En la actualidad se imparten las carreras largas en el área de la ingeniería, en las especialidades de: Ingeniería Aeronáutica, Eléctrica, Electrónica, Mecánica, Naval, Civil, Sistemas, Agrónoma, Agroindustrial, Petróleo, Petroquímica, Telecomunicaciones, Gas y Azúcar; así como también Licenciaturas en: Administración y Gestión Municipal, Administración de Desastres, Economía Social, Contaduría Pública, Turismo y Educación Integral. Igualmente carreras cortas de Técnicos Superiores Universitarios en: Análisis y Diseño de Sistemas, Comunicaciones y Electrónica, Mecánica Dental, Enfermería, Hotelería, Turismo, Agronomía, Hidrocarburos y Optometría Integral.

En el área de Postgrado se atiende la formación de Especialistas en: Gerencia en Mantenimiento, Gerencia Ambiental, Gerencia Ferroviaria, Gerencia Pública, Gerencia Hospitalaria, Gerencia de Recursos Humanos, Técnicas en Administración de Recursos Humanos, Derecho Educativo, Derecho Procesal Laboral, Gerencia Social, Gerencia Logística, Participación Popular, Gerencia de Telecomunicaciones, Técnica en Defensa Aérea, Costa Afuera, Especialización en Área Internacional de Energía, Gerencia de Tecnología de Información y Comunicaciones y Cartografía Militar. Las Maestrías que se imparten son: Gerencia de Mantenimiento, Gerencia de las Tecnologías de Información y Comunicaciones, Gobierno Electrónico, Gerencia Ambiental, Gerencia de Recursos Humanos, Extracción de Crudos Pesados, Gerencia Logística, Gerencia Pública, Integración Latinoamericana y del Caribe, Gerencia Social, Ciencias Jurídicas y Militares, Tecnología Educativa, Ciencias Jurídicas y Ciencias de la Educación Superior. Así mismo, se cuenta con Doctorados en: Ciencias Pedagógicas, Innovaciones Educativas, Ciencias Gerenciales y Desarrollo Social, y Postdoctorados en: Ciencias de la Educación Superior y Ciencias Gerenciales. Es importante destacar que la Universidad a nivel de Postgrado cuenta con un número importante de Cursos de Perfeccionamiento Profesional.

Políticas y Estrategias que la Institución ejecutará durante el ejercicio presupuestario:

- Garantizar a jóvenes bachilleres el acceso a estudios en las carreras de técnicos superiores universitarios.
- Garantizar a jóvenes bachilleres el acceso a estudios en las carreras de ingenierías y licenciaturas.
- Garantizar a profesionales el acceso a estudios superiores de tercero, cuarto y quinto nivel con el objeto de fomentar el desarrollo del capital intelectual.
- Impulsar a la universidad hacia dimensiones distintas a los sistemas burocráticos, donde se brinde apoyo al mejoramiento continuo en la formación académica, mediante proyectos de investigación que generen impacto hacia el desarrollo económico y social del país.
- Promover actividades de extensión en las comunidades, fomentando la formación intelectual en los ciudadanos que impacte en el desarrollo económico y social del país.
- Brindar servicios de bienestar social tanto al personal académico, administrativo como estudiantil, por intermedio de un apoyo socioeconómico que contribuya a solventar algunas carencias.
- Facilitar a la población estudiantil materiales escritos, laboratorios y audiovisuales que sirvan como fuente de información y de apoyo para aumentar la eficacia, la eficiencia y la formación del nivel educativo.
- Consolidar los núcleos a nivel nacional, para garantizar a los jóvenes bachilleres una infraestructura adecuada a las exigencias de espacio y ambiente idóneo.
- Profundizar las relaciones académicas de la UNEFA con estados y organizaciones del exterior.
- Desarrollar programas en equipos con el sector productivo a nivel Regional y Nacional.
- Ser un organismo consultor técnico, donde pueda participar en las diferentes áreas sociales, productivas, tecnológicas y científicas, generando capital intelectual.
- Implementar la participación de los docentes, investigadores y alumnado en lo referente a desarrollo del capital intelectual.
- Estar presente en todos los escenarios y actividades del valor humanístico.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**110.614.005**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	8.000.000
Venta de bienes	2.000.000
Venta de servicios	6.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	102.614.005
Del sector público	102.614.005
Transferencias corrientes internas recibidas del sector público	102.614.005
De la República	102.614.005
INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	**1.500.000**
Incremento de la depreciación y amortización acumuladas	1.500.000
TOTAL RECURSOS	**112.114.005**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**112.114.005**
GASTOS DE CONSUMO	99.655.000
Remuneraciones	79.997.562
Sueldos, salarios y otras retribuciones	44.431.712
Beneficios y complementos de sueldos y salarios	22.624.040
Aportes patronales	4.842.378
Asistencia socioeconómica	8.099.432

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	18.157.438
Bienes de consumo	5.032.567
Servicios no personales	13.124.871
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.459.005
Al sector privado	12.459.005
Transferencias corrientes al sector privado	12.459.005
Directas a personas	12.459.005
Pensiones y otros beneficios asociados	184.444
Jubilaciones y otros beneficios asociados	1.660.483
Otras transferencias directas a personas	10.614.078
TOTAL GASTOS	**112.114.005**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105595	Formación de Pregrado en Carreras Cortas	Alumno	30.697	20.464	51.161		3.531.561			3.531.561
105756	Formación de Pregrado en Carreras Largas	Alumno	89.140	59.427	148.567	9.500.000	59.315.226			68.815.226
105782	Formación de Postgrado	Alumno	9.119	6.080	15.199		5.995.615			5.995.615
105834	Captación, Permanencia y Formación Integral del Estudiante.	Alumno	7.225	4.816	12.041		20.617.902			20.617.902
105868	Intercambio del Conocimiento con la Sociedad	Actividad			1		3.338.108			3.338.108
	TOTAL					9.500.000	92.798.412			102.298.412

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.970.666			7.970.666
03	Previsión y Protección Social		1.844.927			1.844.927
TOTAL			9.815.593			9.815.593

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.190**	**791**		**1.981**	**32.822.916**		**32.822.916**
Profesional y Técnico	378	253		631	10.421.340		10.421.340
Personal Administrativo	144	96		240	2.485.572		2.485.572
Personal Docente	429	284		713	15.873.576		15.873.576
Obrero	239	158		397	4.042.428		4.042.428
TOTAL	**1.190**	**791**		**1.981**	**32.822.916**		**32.822.916**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**11**		**11**	**184.444**
Obreros	2		2	9.951
Empleados	4		4	65.586
Docentes	5		5	108.907
Jubilados	**49**	**24**	**73**	**1.660.483**
Obreros	12	10	22	362.950
Empleados	26	8	34	488.277
Docentes	11	6	17	809.256
TOTAL	60	24	84	1.844.927

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	79.997.562
4.02	Materiales, suministros y mercancías	5.032.567
4.03	Servicios no personales	13.124.871
4.07	Transferencias y donaciones	12.459.005
4.08	Otros gastos	1.500.000
	TOTAL	**112.114.005**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**110.614.005**
TRANSFERENCIAS Y DONACIONES CORRIENTES	102.614.005
Del sector público	102.614.005
Transferencias corrientes internas recibidas del sector público	102.614.005
De la República	102.614.005
Recursos Ordinarios	102.614.005
Aporte del Ministerio del Poder Popular para la Educación Superior	62.614.005
Recursos Ordinarios	46.315.580
Gestión Fiscal	16.298.425
Aporte del Ministerio del Poder Popular para la Defensa	40.000.000
Recursos Ordinarios	40.000.000
Ingresos por la venta de bienes y servicios de la administración pública	8.000.000
Venta de bienes	2.000.000
Venta de servicios	6.000.000
B. GASTOS CORRIENTES	**112.114.005**
GASTOS DE CONSUMO	99.655.000
Remuneraciones	79.997.562
Sueldos, salarios y otras retribuciones	44.431.712
Beneficios y complementos de sueldos y salarios	22.624.040
Aportes patronales	4.842.378
Asistencia socioeconómica	8.099.432
Compra de Bienes y servicios	18.157.438
Bienes de consumo	5.032.567
Servicios no personales	13.124.871
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.459.005
Al sector privado	12.459.005
Transferencias corrientes al sector privado	12.459.005
Directas a personas	12.459.005
Pensiones y otros beneficios asociados	184.444
Jubilaciones y otros beneficios asociados	1.660.483
Otras transferencias directas a personas	10.614.078
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.500.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(1.500.000)
Incremento de la depreciación y amortización acumuladas	1.500.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0208
Universidad Nacional
Experimental Sur del Lago "Jesús María Semprúm"
(UNESUR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SUR DEL LAGO "JESÚS MARÍA SEMPRÚM" (UNESUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm", desarrolla proyectos y actividades en la docencia, investigación y extensión, siendo llamada a contribuir con el gran propósito de transformación social - nacional dirigido por el Ministerio del Poder Popular para la Educación Superior. Es responsabilidad apoyar a la sociedad en la formación de profesionales que participen en la producción de conocimiento y soluciones que garanticen el bienestar social y que despierten su sensibilidad con los problemas de la universidad y la sociedad venezolana. Además de ayudar a capacitar a las comunidades para la construcción de redes regionales de cooperación, con espacios para el diálogo y estrategias, que contribuye en crear una cultura de cooperación solidaria, articulando recursos y proyectos que puedan fortalecer el desarrollo nacional, regional y local no dependiente de una economía petrolera y por el contrario generar riquezas con un alto valor social, productivo e innovador, brindando apoyo en el combate de la pobreza y el desempleo.

Para fortalecer la actividad de educación comunitaria, como eje principal de la acción social, la Institución va a enfatizar valores como solidaridad, responsabilidad, participación, compromiso social, empatía, cooperación, sensibilidad social y respeto. También es necesario establecer mecanismo de coordinación, información y evaluación de las actividades docentes, de investigación y extensión donde se determinen diagnósticos de las necesidades de la región, para elaborar programas integrales, donde nuestros estudiantes realicen sus proyectos de forma tal que puedan aportar posibles soluciones a los problemas identificados.

La Universidad para fortalecer la actividad de educación comunitaria, ha ideado un Plan Operativo que constituye un proceso gerencial para invertir recursos en objetivos precisos que permitan dirigir sus logros futuros de manera coherente, dando la oportunidad de fortalecernos y luego disminuir las debilidades que desde nuestro entorno nos afectan.

Es política de la Universidad dirigir sus esfuerzos en ampliar las fuentes de ingresos, a través de un mejor aprovechamiento de su capacidad productiva en el área agropecuaria; es por ello que en el Proyecto Generación, Divulgación y Aplicación del Conocimiento, se necesita realizar una significativa inversión, para seguir ofreciendo sus frutos de manera progresiva en el corto, mediano y largo plazo; en la medida en que se vayan concretando los proyectos aprobados; igualmente invitaremos a participar en nuestro desarrollo y crecimiento a otros organismos del sector público, tanto nacional como regional, en la seguridad de su concurrencia y como contraprestación a su participación pondrá al servicio de la comunidad de nuestra área de influencia, la experiencia académica y practica de la Institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**49.639.101**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	511.028
Venta de otros bienes y servicios	511.028
INGRESOS DE LA PROPIEDAD	734.720
Intereses	710.000
Intereses internos	710.000
Intereses por depósitos	710.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	24.720
Alquileres	24.720
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.393.353
Del sector público	48.393.353
Transferencias corrientes internas recibidas del sector público	48.393.353
De la República	48.393.353
FUENTES DE FINANCIAMIENTO	**4.213.445**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.213.445**
Disminución de otros activos financieros	4.213.445
Disminución de disponibilidades	4.213.445
Disminución de Bancos	4.213.445
TOTAL RECURSOS	53.852.546

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**51.023.546**
GASTOS DE CONSUMO	48.646.152
Remuneraciones	43.075.652
Sueldos, salarios y otras retribuciones	30.535.097
Beneficios y complementos de sueldos y salarios	1.811.124
Aportes patronales	2.215.192
Prestaciones sociales y otras indemnizaciones	5.087.014
Asistencia socioeconómica	2.514.000
Otros gastos de personal	913.225
Compra de Bienes y servicios	5.570.500
Bienes de consumo	1.871.040
Servicios no personales	3.699.460
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.377.394
Al sector privado	2.377.394
Transferencias corrientes al sector privado	2.327.394
Directas a personas	2.327.394
Otras transferencias directas a personas	2.327.394
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
GASTOS DE CAPITAL	**2.829.000**
INVERSION REAL DIRECTA	**2.829.000**
Formación Bruta de Capital Fijo	2.429.000
Maquinaria, equipos y otros bienes muebles	1.329.000
Construcciones de bienes de dominio privado	1.100.000
Bienes intangibles	400.000
TOTAL GASTOS	**53.852.546**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105560	Formación de Pregrado en Carreras Cortas	Alumno Atendido	100	100	200		7.880.853			7.880.853
105629	Formación de Pregrado en Carreras Largas	Alumno Atendido	2.320	2.480	4.800		11.970.557			11.970.557
105636	Formación de Postgrado	Convenio			4		180.000			180.000
105640	Generación, Divulgación y Aplicación del Conocimiento	Proyecto y Acción Ejecutado			60		3.716.158			3.716.158
105641	Intercambio del Conocimiento con la Sociedad	Taller / Jornada / Reunión			453		2.487.718			2.487.718
105651	Captación, Permanencia y Formación Integral del Estudiante	Estudiante			24.560		5.063.103			5.063.103
105652	Fortalecimiento y Desarrollo de la Gestión Científica y Humanística	Alumno Atendido	72.341	52.000	124.341		1.137.335			1.137.335
105653	Desarrollo, Servicios Conservación y Mantenimiento de la Infraestructura, Maquinaria Transporte y Equipos de la Institución	Programa / Plan			689		9.688.064			9.688.064
	TOTAL						**42.123.788**			**42.123.788**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.266.299	6.269.565			9.535.864
02	Gestión Administrativa	2.192.894				2.192.894
	TOTAL	**5.459.193**	**6.269.565**			**11.728.758**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**214**	**328**		**542**	**8.658.108**		**8.658.108**
Directivo		1		1	47.688		47.688
Profesional y Técnico	99	68		167	3.074.148		3.074.148
Personal Administrativo	39	8		47	511.224		511.224
Personal Docente	47	128		175	3.539.952		3.539.952
Obrero	29	123		152	1.485.096		1.485.096
Personal Contratado	**144**	**132**		**276**	**3.648.516**		**3.648.516**
Profesional y Técnico	5	20		25	383.424		383.424
Personal Administrativo	7	3		10	107.256		107.256
Personal Docente	131	105		236	3.113.220		3.113.220
Obrero	1	4		5	44.616		44.616
TOTAL	358	460		818	12.306.624		12.306.624

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	43.075.652
4.02	Materiales, suministros y mercancías	1.871.040
4.03	Servicios no personales	3.699.460
4.04	Activos reales	2.829.000
4.07	Transferencias y donaciones	2.377.394
	TOTAL	53.852.546

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**49.639.101**
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.393.353
Del sector público	48.393.353
Transferencias corrientes internas recibidas del sector público	48.393.353
De la República	48.393.353
Recursos Ordinarios	33.648.769
Gestión Fiscal	14.744.584
Ingresos por la venta de bienes y servicios de la administración pública	511.028
Venta de otros bienes y servicios	511.028
INGRESOS DE LA PROPIEDAD	734.720
Intereses	710.000
Intereses internos	710.000
Intereses por depósitos	710.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	24.720
Alquileres	24.720
B. GASTOS CORRIENTES	**51.023.546**
GASTOS DE CONSUMO	48.646.152
Remuneraciones	43.075.652
Sueldos, salarios y otras retribuciones	30.535.097
Beneficios y complementos de sueldos y salarios	1.811.124
Aportes patronales	2.215.192
Prestaciones sociales y otras indemnizaciones	5.087.014
Asistencia socioeconómica	2.514.000
Otros gastos de personal	913.225
Compra de Bienes y servicios	5.570.500
Bienes de consumo	1.871.040
Servicios no personales	3.699.460
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.377.394
Al sector privado	2.377.394
Transferencias corrientes al sector privado	2.327.394
Directas a personas	2.327.394
Otras transferencias directas a personas	2.327.394
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.384.445)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(1.384.445)**
RECURSOS PROPIOS DE CAPITAL	(1.384.445)
Ahorro/ Desahorro en Cuenta Corriente	(1.384.445)
B. GASTOS DE CAPITAL	**2.829.000**
INVERSIÓN REAL DIRECTA	2.829.000
Formación Bruta de Capital Fijo	2.429.000
Maquinaria, equipos y otros bienes muebles	1.329.000
Construcciones de bienes de dominio privado	1.100.000
Bienes intangibles	400.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(4.213.445)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.213.445**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.213.445
Disminución de otros activos financieros	4.213.445
Disminución de disponibilidades	4.213.445
Disminución de Bancos	4.213.445
B. APLICACIONES FINANCIERAS	**4.213.445**
DÉFICIT FINANCIERO	4.213.445

A0307

Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)

FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Servicio de Asistencia Médica Hospitalaria para los Estudiantes de Educación Superior (FAMES) es una Institución del Estado Venezolano que tiene como Misión, contribuir con la creación, fortalecimiento y mantenimiento de una cultura que incorpore a la salud como la primera de nuestras libertades, aunado a un enfoque preventivo de las enfermedades en los Estudiantes Universitarios, en consonancia con las directrices políticas que, en el tema dicte el Estado.

El plan social fue aprobado por los rectores de las Universidades, en una reunión del 29 de septiembre de 1989 y que concretó la creación de FAMES, como se desprende del Decreto Nº 531, del 6 de octubre de 1989, emanado de la Presidencia de la República. En el mencionado Decreto se establece, que FAMES está destinada a promover y organizar en todo el ámbito Nacional, el financiamiento, así como administrar y ejecutar el Plan Asistencial, a través de un Baremo Social que establece con Convenios firmados con Clínicas, Hospitales, Centros de Diagnósticos, Cruz Roja Y Médicos Especialistas.

Para el 2010 la Fundación proyecta constituirse en una Institución eficaz, eficiente, transparente y solidaria que, a través de la emulación contribuya con el Estado en la Promoción y Difusión de la Salud y en la Prevención de las enfermedades en los Estudiantes Universitarios.

La gestión presupuestaria 2010 avalará:

- Diseñar el Plan que permita obtener una ejecución eficaz y eficiente de los Recursos Financieros para obtener la mayor cobertura posible en la Atención Médica de los Estudiantes Universitarios.

- Emular mecanismos de control y seguimiento que permitan una interacción más humana entre la Fundación y los Beneficiarios del Plan.

- Establecer Convenios con Centros de Salud Públicos y Privados, así con médicos especialistas, a fin de brindar una atención médico – hospitalaria de calidad.

- Incorporar innovaciones en los Proyectos de Prevención, Promoción y Difusión que permitan expandir una cultura de la salud.

- Establecer enlaces con las comunidades y entes públicos y privados, para consolidar la cooperación solidaria entre las partes involucradas, en la atención médico – hospitalaria.

- Incorporar el trabajo cooperativo y solidario de la comunidad estudiantil universitaria, en las diversas labores de atención preventiva de salud y fiscalizadora de las políticas de la Fundación, en todas sus fases operativas.

- Actualizar, en conjunción con las Universidades, la dotación de equipos e insumos a las comisiones de salud para mejorar su funcionamiento.

- Participar, junto a las divisiones de bienestar estudiantil, en el desarrollo de planes para mejorar la acción preventiva y la promoción y difusión de la Fundación.

Atención Médica Hospitalaria, aproximadamente, a 21.000 Estudiantes de Educación Superior del Sector Oficial, a fin de evitar su deserción estudiantil y proseguir satisfactoriamente con sus estudios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**45.413.212**
INGRESOS DE LA PROPIEDAD	756.768
Intereses	756.768
Intereses internos	756.768
Intereses por depósitos	756.768
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.656.444
Del sector público	44.656.444
Transferencias corrientes internas recibidas del sector público	44.656.444
De la República	4.656.444
De los entes descentralizados sin fines empresariales	40.000.000
INGRESOS DE CAPITAL	**13.200**
RECURSOS PROPIOS DE CAPITAL	**13.200**
Incremento de la depreciación y amortización acumuladas	13.200
TOTAL RECURSOS	45.426.412

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**44.957.262**
GASTOS DE CONSUMO	12.912.742
Remuneraciones	11.553.430
Sueldos, salarios y otras retribuciones	2.566.822
Beneficios y complementos de sueldos y salarios	4.626.104
Aportes patronales	380.620
Prestaciones sociales y otras indemnizaciones	713.444
Asistencia socioeconómica	2.137.115
Otros gastos de personal	1.129.325
Compra de Bienes y servicios	1.346.112
Bienes de consumo	470.600
Servicios no personales	875.512
Depreciación y amortización	13.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.044.520
Al sector privado	32.044.520
Transferencias corrientes al sector privado	32.044.520
A empresas privadas	32.044.520
GASTOS DE CAPITAL	**457.150**
INVERSION REAL DIRECTA	**457.150**
Formación Bruta de Capital Fijo	457.150
Maquinaria, equipos y otros bienes muebles	112.000
Bienes preexistentes	345.150
APLICACIONES FINANCIERAS	**12.000**
DISMINUCION DE PASIVOS	**12.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de cuentas y efectos por pagar	12.000
Disminución de cuentas y efectos por pagar a corto plazo	12.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.000
TOTAL GASTOS	45.426.412

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105593	Mejorar la Salud de los Estudiantes de las Instituciones de Educación Superior Nacionales e Internacionales (Convenios)	Alumno Atendido			21.000	256.000	3.259.511		30.895.946	34.411.457
105630	Coordinación de Jornadas de Prevención y Difusión a los Estudiantes de Educación Superior del Sector Público.	Jornada De Formación			150				3.553.772	3.553.772
	TOTAL					**256.000**	**3.259.511**		**34.449.718**	**37.965.229**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	513.968	1.396.933		2.664.542	4.575.443
02	Gestión Administrativa				2.885.740	2.885.740
	TOTAL	**513.968**	**1.396.933**		**5.550.282**	**7.461.183**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**46**	**24**	**4**	**74**	**2.331.678**	**568.489**	**2.900.167**
Directivo	1	5		6	295.004	117.921	412.925
Profesional y Técnico	34	12	3	49	1.608.837	391.039	1.999.876
Personal Administrativo	9	5		14	335.677	46.204	381.881
Obrero	2	2	1	5	92.160	13.325	105.485
Personal Fijo a Tiempo Parcial	**3**	**3**		**6**	**109.486**	**38.005**	**147.491**
Personal Médico	3	3		6	109.486	38.005	147.491
Personal Contratado		**1**	**3**	**4**	**97.321**		**97.321**
Profesional y Técnico		1	3	4	97.321		97.321
TOTAL	**49**	**28**	**7**	**84**	**2.538.485**	**606.494**	**3.144.979**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.553.430
4.02	Materiales, suministros y mercancías	470.600
4.03	Servicios no personales	875.512
4.04	Activos reales	457.150
4.07	Transferencias y donaciones	32.044.520
4.08	Otros gastos	13.200
4.11	Disminución de pasivos	12.000
	TOTAL	**45.426.412**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**45.413.212**
TRANSFERENCIAS Y DONACIONES CORRIENTES	44.656.444
Del sector público	44.656.444
Transferencias corrientes internas recibidas del sector público	44.656.444
De la República	4.656.444
Recursos Ordinarios	4.656.444
De los entes descentralizados sin fines empresariales	40.000.000
INGRESOS DE LA PROPIEDAD	756.768
Intereses	756.768
Intereses internos	756.768
Intereses por depósitos	756.768
B. GASTOS CORRIENTES	**44.957.262**
GASTOS DE CONSUMO	12.912.742
Remuneraciones	11.553.430
Sueldos, salarios y otras retribuciones	2.566.822
Beneficios y complementos de sueldos y salarios	4.626.104
Aportes patronales	380.620
Prestaciones sociales y otras indemnizaciones	713.444
Asistencia socioeconómica	2.137.115
Otros gastos de personal	1.129.325
Compra de Bienes y servicios	1.346.112
Bienes de consumo	470.600
Servicios no personales	875.512
Depreciación y amortización	13.200
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.044.520
Al sector privado	32.044.520
Transferencias corrientes al sector privado	32.044.520
A empresas privadas	32.044.520
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**455.950**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**469.150**
RECURSOS PROPIOS DE CAPITAL	469.150
Ahorro/ Desahorro en Cuenta Corriente	455.950
Incremento de la depreciación y amortización acumuladas	13.200
B. GASTOS DE CAPITAL	**457.150**
INVERSIÓN REAL DIRECTA	457.150
Formación Bruta de Capital Fijo	457.150
Maquinaria, equipos y otros bienes muebles	112.000
Bienes preexistentes	345.150
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**12.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**12.000**
SUPERÁVIT FINANCIERO	12.000
B. APLICACIONES FINANCIERAS	**12.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCION DE PASIVOS	12.000
Disminución de cuentas y efectos por pagar	12.000
Disminución de cuentas y efectos por pagar a corto plazo	12.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	12.000

A0333

Fundación Gran Mariscal de Ayacucho
(FUNDAYACUCHO)

FUNDACIÓN GRAN MARISCAL DE AYACUCHO (FUNDAYACUCHO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO) se propone para el ejercicio 2010 profundizar en el incremento, la promoción y el otorgamiento de becas educativas nacionales e internacionales a estudiantes y profesionales de escasos recursos económicos y con buen rendimiento académico en el marco de una honesta y transparente administración, en donde predominan los supremos valores de equidad y justicia.

En este sentido, Fundayacucho continúa desarrollando políticas educativas en respuesta a los problemas de exclusión de vieja data, contribuyendo a la formación de una estructura social incluyente, en una sociedad social, productiva, socialista y humanista. Estas políticas orientan y dirigen las acciones presupuestarias establecidas, de ellas destacan:

- Asistencia Económica a Becarios para estudios de educación superior seleccionados a través de procesos regulares de selección y convenios interinstitucionales, en las áreas prioritarias definidas en los Planes de Desarrollo Económico y Social de la Nación.

- Impulsar la formación y la capacitación del talento humano local, nacional, regional y mundial, mediante el sistema de educación superior formal e informal, con criterios de equidad, igualdad e inclusión social, en áreas estratégicas que garanticen la formación y desarrollo de las nuevas sociedades capaces de asumir los grandes retos mundiales.

- Promoción y fortalecimiento de la organización de los becarios de Fundayacucho, para que estén al servicio de las iniciativas de capacitación, que las comunidades requieran en concordancia con los planes de desarrollo del país.

Para el ejercicio 2010, la Fundación Gran Mariscal de Ayacucho, ejecutará cuatro (4) proyectos de asistencia económica a estudiantes y uno (1) de Acondicionamiento Físico de la Fundación Gran Mariscal de Ayacucho, los cuales se detallan a continuación:

- Dar asistencia económica bajo la modalidad de becas para estudios de pregrado y postgrado nacional e internacional, dirigidos a estudiantes de los estratos sociales más bajos a nivel nacional.

- Acondicionamiento físico de la Fundación Gran Mariscal de Ayacucho.

- Asistencia Económica para la formación de talento humano en actividades conducentes a grado académico, orientados a fortalecer los sectores estratégicos del pais en concordancia con el nuevo modelo de integración latinoamericano, caribeño, africano y mundial.

- Asistencia económica bajo la modalidad de becas para estudios superiorres, dirigidos a estudiantes internacionales en Venezuela provenientes de los sectores más necesitados de los paises contemplados en el marco de la Alternativa Bolivariana para los Pueblos de Nuestra América (ALBA), por la vía de convenios e implementación de programas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**548.222.364**
TRANSFERENCIAS Y DONACIONES CORRIENTES	548.222.364
Del sector público	548.222.364
Transferencias corrientes internas recibidas del sector público	548.222.364
De la República	548.222.364
INGRESOS DE CAPITAL	**1.845.989**
RECURSOS PROPIOS DE CAPITAL	**1.845.989**
Incremento de la depreciación y amortización acumuladas	1.845.989
FUENTES DE FINANCIAMIENTO	**120.922.667**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**120.922.667**
Disminución de otros activos financieros	120.922.667
Disminución de disponibilidades	120.922.667
Disminución de Bancos	74.949.045
Disminución de inversiones temporales	45.973.622
TOTAL RECURSOS	670.991.020

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**612.530.048**
GASTOS DE CONSUMO	96.603.830
Remuneraciones	75.048.588
Sueldos, salarios y otras retribuciones	19.392.948
Beneficios y complementos de sueldos y salarios	10.881.535
Aportes patronales	3.413.635
Prestaciones sociales y otras indemnizaciones	6.388.743
Asistencia socioeconómica	21.786.577
Otros gastos de personal	13.185.150
Compra de Bienes y servicios	18.224.466
Bienes de consumo	2.776.321
Servicios no personales	15.448.145
Impuestos indirectos	1.484.787
Depreciación y amortización	1.845.989
TRANSFERENCIAS Y DONACIONES CORRIENTES	515.926.218
Al sector privado	514.900.370
Transferencias corrientes al sector privado	514.400.370
Directas a personas	514.398.770
Pensiones y otros beneficios asociados	999.565
Jubilaciones y otros beneficios asociados	6.904.493
Otras transferencias directas a personas	506.494.712
Otras transferencias corrientes internas al sector privado	1.600
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
Al sector externo	1.025.848

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Transferencias corrientes al exterior	1.025.848
Becas de capacitación e investigación en el exterior	1.025.848
GASTOS DE CAPITAL	**9.822.203**
INVERSION REAL DIRECTA	**9.822.203**
Formación Bruta de Capital Fijo	9.702.203
Maquinaria, equipos y otros bienes muebles	9.507.203
Bienes preexistentes	195.000
Bienes intangibles	120.000
APLICACIONES FINANCIERAS	**48.638.769**
DISMINUCION DE PASIVOS	**48.638.769**
Disminución de cuentas y efectos por pagar	48.638.769
Disminución de cuentas y efectos por pagar a corto plazo	75.370
Disminución cuentas por pagar a proveedores a corto plazo	75.370
Disminución de otras cuentas y efectos por pagar	48.563.399
Disminución de otras cuentas por pagar a corto plazo	48.563.399
TOTAL GASTOS	**670.991.020**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la República	Otros	
			F	M	Total					
105494	Asistencia Económica bajo la Modalidad de Becas para Estudios de Pregrado y Postgrado Nacional e Internacional, Dirigidos a Estudiantes de los Estratos Sociales más Bajos a Nivel Nacional.	Beca			116.963	13.668.680	387.426.961			401.095.641
105495	Acondicionamiento Físico de la Fundación Gran Mariscal de Ayacucho	Dotación			1	4.105.440	3.991.126			8.096.566
105496	Asistencia Económica para la Formación de Talento Humano en Actividades Conducentes a Grado Académico, Orientados a Fortalecer los Sectores Estratégicos del País en Concordancia con el Nuevo Modelo de Integración Latinoamericano, Caribeño, Africano y Mundial.	Beca			14.917	26.253.119	65.739.077			91.992.196
105497	Asistencia Económica para la Capacitación y Actualización del Talento Humano Nacional, Bajo la Modalidad de Actividades no Conducentes a Títulos Formalizados a Través de la Materialización de Convenios y Programas Orientados a Fortalecer los Sectores Estratégicos del País, en Concordancia con el Nuevo Modelo de Integración Nacional, Regional y Mundial.	Participante			16.720	5.155.055	8.543.668			13.698.723
105498	Asistencia Económica Bajo la Modalidad de Becas Para Estudios de Pregrado o Postgrado Dirigidos a Estudiantes Internacionales en Venezuela Provenientes de los Sectores más Necesitados de los Países contemplados en el Marco de la Alternativa Bolivariana para los Pueblos de Nuestra América (ALBA), por la vía de Convenios e Implementación de Programas.	Beca			2.805	4.436.561	27.781.840			32.218.401
	TOTAL					53.618.855	493.482.672			547.101.527

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	14.896.484	35.155.796			50.052.280
02	Gestión Administrativa	53.558.021	12.375.134			65.933.155
03	Previsión y Protección Social	695.296	7.208.762			7.904.058
	TOTAL	**69.149.801**	**54.739.692**			**123.889.493**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**260**	**149**	**51**	**460**	**18.757.488**	**470.016**	**19.227.504**
Directivo	37	23	10	70	4.215.996		4.215.996
Profesional y Técnico	122	64	31	217	9.629.101	332.469	9.961.570
Personal Administrativo	72	43	6	121	3.870.164	94.515	3.964.679
Personal Médico		1		1	20.633		20.633
Obrero	29	18	4	51	1.021.594	43.032	1.064.626
Personal Contratado	**4**	**2**		**6**	**216.000**		**216.000**
Profesional y Técnico	4	2		6	216.000		216.000
TOTAL	**264**	**151**	**51**	**466**	**18.973.488**	**470.016**	**19.443.504**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**11**		**11**	**999.565**
Obreros	2		2	99.956
Empleados	9		9	899.609
Jubilados	**47**	**19**	**66**	**6.904.493**
Obreros	3	6	9	690.450
Empleados	44	13	57	6.214.043
TOTAL	58	19	77	7.904.058

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	75.048.588
4.02	Materiales, suministros y mercancías	2.776.321
4.03	Servicios no personales	16.932.932
4.04	Activos reales	9.822.203
4.07	Transferencias y donaciones	515.926.218
4.08	Otros gastos	1.845.989
4.11	Disminución de pasivos	48.638.769
	TOTAL	670.991.020

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**548.222.364**
TRANSFERENCIAS Y DONACIONES CORRIENTES	548.222.364
Del sector público	548.222.364
Transferencias corrientes internas recibidas del sector público	548.222.364
De la República	548.222.364
Recursos Ordinarios	515.329.022
Gestión Fiscal	32.893.342
B. GASTOS CORRIENTES	**612.530.048**
GASTOS DE CONSUMO	96.603.830
Remuneraciones	75.048.588
Sueldos, salarios y otras retribuciones	19.392.948
Beneficios y complementos de sueldos y salarios	10.881.535
Aportes patronales	3.413.635
Prestaciones sociales y otras indemnizaciones	6.388.743
Asistencia socioeconómica	21.786.577
Otros gastos de personal	13.185.150
Compra de Bienes y servicios	18.224.466
Bienes de consumo	2.776.321
Servicios no personales	15.448.145
Impuestos indirectos	1.484.787
Depreciación y amortización	1.845.989
TRANSFERENCIAS Y DONACIONES CORRIENTES	515.926.218
Al sector privado	514.900.370
Transferencias corrientes al sector privado	514.400.370
Directas a personas	514.398.770
Pensiones y otros beneficios asociados	999.565
Jubilaciones y otros beneficios asociados	6.904.493
Otras transferencias directas a personas	506.494.712
Otras transferencias corrientes internas al sector privado	1.600
Donaciones corrientes al sector privado	500.000
Donaciones a personas	500.000
Al sector externo	1.025.848
Transferencias corrientes al exterior	1.025.848
Becas de capacitación e investigación en el exterior	1.025.848
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(64.307.684)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(62.461.695)**
RECURSOS PROPIOS DE CAPITAL	(62.461.695)
Ahorro/ Desahorro en Cuenta Corriente	(64.307.684)
Incremento de la depreciación y amortización acumuladas	1.845.989
B. GASTOS DE CAPITAL	**9.822.203**
INVERSIÓN REAL DIRECTA	9.822.203
Formación Bruta de Capital Fijo	9.702.203
Maquinaria, equipos y otros bienes muebles	9.507.203
Bienes preexistentes	195.000
Bienes intangibles	120.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(72.283.898)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**120.922.667**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	120.922.667
Disminución de otros activos financieros	120.922.667
Disminución de disponibilidades	120.922.667
Disminución de Bancos	74.949.045
Disminución de inversiones temporales	45.973.622
B. APLICACIONES FINANCIERAS	**120.922.667**
DISMINUCION DE PASIVOS	48.638.769
Disminución de cuentas y efectos por pagar	48.638.769
Disminución de cuentas y efectos por pagar a corto plazo	75.370
Disminución cuentas por pagar a proveedores a corto plazo	75.370
Disminución de otras cuentas y efectos por pagar	48.563.399
Disminución de otras cuentas por pagar a corto plazo	48.563.399
DÉFICIT FINANCIERO	72.283.898

A0413

Fundación Poliedro de Caracas

FUNDACIÓN POLIEDRO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Poliedro de Caracas, en cumplimiento de la política de Estado referida a la inclusión y participación de toda la sociedad, se plantea para el ejercicio fiscal 2010 una línea de acción que tiene como norte organizar, producir, presentar y promover espectáculos y eventos de carácter artístico, cultural y educativo, involucrando a las comunidades en la participación y ejecución de actividades, a través de la organización que garantice el acceso a la cultura de la población venezolana, mediante la creación y funcionamiento del Centro Cultural Endógeno Integral César Rengifo, con la finalidad de fortalecer los encuentros Artísticos y Culturales a nivel Nacional.

En cuanto a la distribución de los créditos presupuestarios destinados al recurso humano de la Fundación Poliedro de Caracas, se ha diseñado una estructura organizacional acorde con la óptica de la gestión, coherente con la consecución de las metas y crecimiento de la organización dentro de un clima armónico que asegure la permanencia del mejor talento humano.

En relación a los créditos presupuestarios destinados a gastos distintos de personal, se consideran los criterios generales de racionalidad y austeridad, es decir, la optimización de los recursos materiales y de servicios básicos y varios inminentes y necesarios para el normal funcionamiento del Organismo.

La recuperación, equipamiento y acondicionamiento de la infraestructura física de las instalaciones del recinto, se convierte en acción fundamental que forma parte del rescate patrimonial, para mantener en condiciones óptimas el mismo y brindar un mejor servicio público de calidad a todos los usuarios.

Es de hacer notar, la participación activa y el apoyo cultural limitado a los Consejos Comunales, mediante el otorgamiento de Subsidios y Donaciones en especie, a fin de fortalecer su aparato cultural y artístico.

Esta formulación, se fundamenta en la inclusión de los ingresos propios por actividades de eventos privados para el 2010, en consideración a los nuevos lineamientos impartidos por las autoridades de la Fundación.

Los Proyectos alcanzan el 62% y las Acciones Centralizadas el 38% del total del Presupuesto, lo que da cumplimiento al principio de prioridad de los Proyectos sobre las Acciones Centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**14.307.277**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.400.000
Venta de otros bienes y servicios	7.400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.907.277
Del sector público	6.907.277
Transferencias corrientes internas recibidas del sector público	6.907.277
De la República	6.907.277
INGRESOS DE CAPITAL	**967.073**
RECURSOS PROPIOS DE CAPITAL	**967.073**
Incremento de la depreciación y amortización acumuladas	967.073
FUENTES DE FINANCIAMIENTO	**834.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**834.000**
Disminución de otros activos financieros	834.000
Disminución de disponibilidades	834.000
Disminución de caja	34.000
Disminución de Bancos	800.000
TOTAL RECURSOS	16.108.350

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.198.350**
GASTOS DE CONSUMO	12.278.928
Remuneraciones	5.352.825
Sueldos, salarios y otras retribuciones	2.212.509
Beneficios y complementos de sueldos y salarios	1.467.000
Aportes patronales	96.500
Prestaciones sociales y otras indemnizaciones	210.436
Asistencia socioeconómica	1.366.380
Compra de Bienes y servicios	4.994.413
Bienes de consumo	2.649.413
Servicios no personales	2.345.000
Impuestos indirectos	964.617
Depreciación y amortización	967.073
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.919.422
Al sector privado	165.000
Transferencias corrientes al sector privado	135.000
Directas a personas	135.000
Pensiones y otros beneficios asociados	31.000
Jubilaciones y otros beneficios asociados	104.000
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
Al sector público	1.754.422
Transferencias corrientes al sector público	1.500.000
A los entes descentralizados sin fines empresariales para sus gastos	1.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Donaciones corrientes al sector público	244.422
A los entes descentralizados sin fines empresariales	244.422
Donaciones Corrientes a Consejos Comunales	10.000
GASTOS DE CAPITAL	**1.510.000**
INVERSION REAL DIRECTA	**1.300.000**
Formación Bruta de Capital Fijo	1.300.000
Maquinaria, equipos y otros bienes muebles	1.300.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**210.000**
Al sector público	210.000
Donaciones de capital al sector público	200.000
A los entes descentralizados sin fines empresariales	200.000
Donaciones de Capital a Consejos Comunales	10.000
APLICACIONES FINANCIERAS	**400.000**
DISMINUCION DE PASIVOS	**400.000**
Disminución de cuentas y efectos por pagar	240.000
Disminución de cuentas y efectos por pagar a corto plazo	240.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución cuentas por pagar a proveedores a corto plazo	40.000
Disminución de otros pasivos	160.000
Disminución de provisiones y reservas técnicas	40.000
Disminución de provisiones	40.000
Disminución de provisiones para despidos	40.000
Disminución de otros pasivos a corto plazo	80.000
Disminución de otros pasivos a mediano y largo plazo	40.000
TOTAL GASTOS	16.108.350

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105733	Fortalecer la Producción y Programación de Eventos	Evento			52	744.548	2.579.000			3.323.548
105809	Recuperación y Acondicionamiento de la Infraestructura Física	Reparación y Mantenimiento			18	1.300.000	810.000			2.110.000
105873	Núcleo Cultural César Rengifo	Participante			82.000	1.300.000	900.000			2.200.000
TOTAL						**3.344.548**	**4.289.000**			**7.633.548**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.334.000	2.078.825			4.412.825
02	Gestión Administrativa	3.522.525	444.452			3.966.977
03	Previsión y Protección Social		95.000			95.000
TOTAL		**5.856.525**	**2.618.277**			**8.474.802**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**27**	**3**	**55**	**1.459.196**	**35.000**	**1.494.196**
Directivo	4	8		12	543.860		543.860
Profesional y Técnico	8	4	2	14	371.184	15.000	386.184
Personal Administrativo	8	6	1	15	262.534	7.000	269.534
Obrero	5	9		14	281.618	13.000	294.618
Personal Contratado	**11**	**13**		**24**	**619.313**		**619.313**
Profesional y Técnico	5	6		11	448.150		448.150
Personal Administrativo	2	2		4	60.850		60.850
Obrero	4	5		9	110.313		110.313
TOTAL	**36**	**40**	**3**	**79**	**2.078.509**	**35.000**	**2.113.509**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**		**1**	**31.000**
Empleados	1		1	31.000
Jubilados		**2**	**2**	**104.000**
Empleados		2	2	104.000
TOTAL	**1**	**2**	**3**	**135.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	5.352.825
4.02	Materiales, suministros y mercancías	2.649.413
4.03	Servicios no personales	3.309.617
4.04	Activos reales	1.300.000
4.07	Transferencias y donaciones	2.129.422
4.08	Otros gastos	967.073
4.11	Disminución de pasivos	400.000
	TOTAL	**16.108.350**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**14.307.277**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.907.277
Del sector público	6.907.277
Transferencias corrientes internas recibidas del sector público	6.907.277
De la República	6.907.277
Recursos Ordinarios	6.492.841
Gestión Fiscal	414.436
Ingresos por la venta de bienes y servicios de la administración pública	7.400.000
Venta de otros bienes y servicios	7.400.000
B. GASTOS CORRIENTES	**14.198.350**
GASTOS DE CONSUMO	12.278.928
Remuneraciones	5.352.825
Sueldos, salarios y otras retribuciones	2.212.509
Beneficios y complementos de sueldos y salarios	1.467.000
Aportes patronales	96.500
Prestaciones sociales y otras indemnizaciones	210.436
Asistencia socioeconómica	1.366.380
Compra de Bienes y servicios	4.994.413
Bienes de consumo	2.649.413
Servicios no personales	2.345.000
Impuestos indirectos	964.617
Depreciación y amortización	967.073
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.919.422
Al sector privado	165.000
Transferencias corrientes al sector privado	135.000
Directas a personas	135.000
Pensiones y otros beneficios asociados	31.000
Jubilaciones y otros beneficios asociados	104.000
Donaciones corrientes al sector privado	30.000
Donaciones a personas	30.000
Al sector público	1.754.422
Transferencias corrientes al sector público	1.500.000
A los entes descentralizados sin fines empresariales para sus gastos	1.500.000
Donaciones corrientes al sector público	244.422
A los entes descentralizados sin fines empresariales	244.422
Donaciones corrientes a Consejos Comunales	10.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**108.927**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.076.000**
RECURSOS PROPIOS DE CAPITAL	1.076.000
Ahorro/ Desahorro en Cuenta Corriente	108.927
Incremento de la depreciación y amortización acumuladas	967.073
B. GASTOS DE CAPITAL	**1.510.000**
INVERSIÓN REAL DIRECTA	1.300.000
Formación Bruta de Capital Fijo	1.300.000
Maquinaria, equipos y otros bienes muebles	1.300.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES DE CAPITAL	210.000
Al sector público	210.000
Donaciones de capital al sector público	200.000
A los entes descentralizados sin fines empresariales	200.000
Donaciones de Capital a los Consejos Comunales	10.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(434.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**834.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	834.000
Disminución de otros activos financieros	834.000
Disminución de disponibilidades	834.000
Disminución de caja	34.000
Disminución de Bancos	800.000
B. APLICACIONES FINANCIERAS	**834.000**
DISMINUCIÓN DE PASIVOS	400.000
Disminución de cuentas y efectos por pagar	240.000
Disminución de cuentas y efectos por pagar a corto plazo	240.000
Disminución de aportes patronales y retenciones laborales por pagar	200.000
Disminución cuentas por pagar a proveedores a corto plazo	40.000
Disminución de otros pasivos	160.000
Disminución de provisiones y reservas técnicas	40.000
Disminución de provisiones	40.000
Disminución de provisiones para despidos	40.000
Disminución de otros pasivos a corto plazo	80.000
Disminución de otros pasivos a mediano y largo plazo	40.000
DÉFICIT FINANCIERO	434.000

A0415

Fundación Misión Sucre

FUNDACIÓN MISIÓN SUCRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Los recursos de la Fundación Misión Sucre, durante el ejercicio económico 2010, están constituidos por los aportes ordinarios del Ejecutivo Nacional, cuya estimación es de Bs. 495.049.325 y la reserva para la depreciación de Bs. 1.406.421.

Por su parte, el gasto para dicho período económico está dirigido a fortalecer la Misión Sucre, a los fines de dar respuesta al mandato constitucional que consagra el derecho al estudio y a objeto de generar la construcción de una nueva ciudadanía (formación del nuevo republicano), fortalecer el movimiento social, propiciar mayor pertinencia social de los aprendizajes (articulados al plan de desarrollo nacional, estadal y municipal) y coadyuvar en la transformación del sistema de educación universitaria.

Para ello, se tiene previsto la ejecución de cuatro (4) proyectos, los cuales constituyen iniciativas de suma importancia para el logro de los objetivos estratégicos de la Misión Sucre, razón por lo cual representan un 89% del total de los recursos para el ejercicio económico:

- Asistencia e integración al bienestar estudiantil y la participación sociopolítica de los triunfadores y triunfadoras de la Misión Sucre.
- Construcción, conservación y mejoras de aldeas universitarias para fortalecer la municipalización de la educación superior.
- Inclusión de triunfadores y triunfadoras al sistema de educación superior.
- Modernización e impulso de la plataforma institucional para generar información estadística y promover la divulgación de planes, proyectos y logros de la Misión Sucre.

Con estos proyectos la Fundación espera beneficiar directamente a todos los involucrados en la Misión Sucre, cerca de 119.448 triunfadores y triunfadoras, 34.300 facilitadotes, 1.599 coordinadores de Aldeas, 34 coordinadores regionales y todo el personal de la Fundación, a través de:

- El otorgamiento de becas estudiantiles o beneficios socioeconómicos.
- El fortalecimiento de programas nacionales de formación.
- Culminación y mejoramiento de aldeas universitarias.
- Impulso de la plataforma institucional.
- Difusión de la Fundación a nivel nacional.
- Actualización del sistema de indicadores estadísticos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**495.049.325**
TRANSFERENCIAS Y DONACIONES CORRIENTES	495.049.325
Del sector público	495.049.325
Transferencias corrientes internas recibidas del sector público	495.049.325
De la República	495.049.325
INGRESOS DE CAPITAL	**1.406.421**
RECURSOS PROPIOS DE CAPITAL	**1.406.421**
Incremento de la depreciación y amortización acumuladas	1.406.421
TOTAL RECURSOS	**496.455.746**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**450.698.838**
GASTOS DE CONSUMO	278.545.137
Remuneraciones	181.297.062
Sueldos, salarios y otras retribuciones	145.520.582
Beneficios y complementos de sueldos y salarios	12.789.536
Aportes patronales	1.543.022
Prestaciones sociales y otras indemnizaciones	4.712.175
Asistencia socioeconómica	16.731.747
Compra de Bienes y servicios	81.553.623
Bienes de consumo	42.161.786
Servicios no personales	39.391.837

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Impuestos indirectos	14.288.031
Depreciación y amortización	1.406.421
TRANSFERENCIAS Y DONACIONES CORRIENTES	172.153.701
Al sector privado	172.153.701
Transferencias corrientes al sector privado	172.114.691
Directas a personas	172.114.691
Jubilaciones y otros beneficios asociados	46.594
Otras transferencias directas a personas	172.068.097
Donaciones corrientes al sector privado	39.010
Donaciones a personas	39.010
GASTOS DE CAPITAL	**45.756.908**
INVERSION REAL DIRECTA	**45.756.908**
Formación Bruta de Capital Fijo	45.756.908
Edificios e instalaciones	38.943.702
Maquinaria, equipos y otros bienes muebles	6.813.206
TOTAL GASTOS	496.455.746

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
105760	Asistencia e Integración al Bienestar Estudiantil y la Participación Sociopolítica de los Triunfadores y Triunfadoras de Misión Sucre	Beca			119.418		180.643.497			180.643.497
105768	Construcción, Conservación y Mejoras de Aldeas Universitarias para Fortalecer la Municipalización de la Educación Superior	Centro De Formación			5		57.277.206			57.277.206
105907	Inclusión de Triunfadores y Triunfadoras al Sistema de Educación Superior	Estudiante			160.000		193.861.314			193.861.314
105908	Modernización e Impulso de la Plataforma Institucional Para Generar Información Estadística y Promover la Divulgación de Planes, Proyectos y Logros de la Misión Sucre	Servicio			90		8.811.878			8.811.878
	TOTAL						**440.593.895**			**440.593.895**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		28.341.115			28.341.115
02	Gestión Administrativa	1.406.421	26.067.721			27.474.142
03	Previsión y Protección Social		46.594			46.594
	TOTAL	**1.406.421**	**54.455.430**			**55.861.851**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**75**	**113**		**188**	**4.697.690**		**4.697.690**
Directivo	7	23		30	1.493.070		1.493.070
Profesional y Técnico	35	38		73	1.839.648		1.839.648
Personal Administrativo	28	25		53	941.925		941.925
Obrero	5	27		32	423.047		423.047
Personal Contratado	**25.331**	**25.336**		**50.667**	**138.606.591**		**138.606.591**
Profesional y Técnico		15		15	386.184		386.184
Personal Administrativo	25	15		40	1.200.000		1.200.000
Personal Docente	25.306	25.306		50.612	137.020.407		137.020.407
TOTAL	**25.406**	**25.449**		**50.855**	**143.304.281**		**143.304.281**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**		**1**	**46.594**
Empleados	1		1	46.594
TOTAL	1		1	46.594

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	181.297.062
4.02	Materiales, suministros y mercancías	42.161.786
4.03	Servicios no personales	53.679.868
4.04	Activos reales	45.756.908
4.07	Transferencias y donaciones	172.153.701
4.08	Otros gastos	1.406.421
	TOTAL	496.455.746

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**495.049.325**
TRANSFERENCIAS Y DONACIONES CORRIENTES	495.049.325
Del sector público	495.049.325
Transferencias corrientes internas recibidas del sector público	495.049.325
De la República	495.049.325
Recursos Ordinarios	495.049.325
B. GASTOS CORRIENTES	**450.698.838**
GASTOS DE CONSUMO	278.545.137
Remuneraciones	181.297.062
Sueldos, salarios y otras retribuciones	145.520.582
Beneficios y complementos de sueldos y salarios	12.789.536
Aportes patronales	1.543.022
Prestaciones sociales y otras indemnizaciones	4.712.175
Asistencia socioeconómica	16.731.747
Compra de Bienes y servicios	81.553.623
Bienes de consumo	42.161.786
Servicios no personales	39.391.837
Impuestos indirectos	14.288.031
Depreciación y amortización	1.406.421
TRANSFERENCIAS Y DONACIONES CORRIENTES	172.153.701
Al sector privado	172.153.701
Transferencias corrientes al sector privado	172.114.691
Directas a personas	172.114.691
Jubilaciones y otros beneficios asociados	46.594
Otras transferencias directas a personas	172.068.097
Donaciones corrientes al sector privado	39.010
Donaciones a personas	39.010
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**44.350.487**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**45.756.908**
RECURSOS PROPIOS DE CAPITAL	45.756.908
Ahorro/ Desahorro en Cuenta Corriente	44.350.487
Incremento de la depreciación y amortización acumuladas	1.406.421
B. GASTOS DE CAPITAL	**45.756.908**
INVERSIÓN REAL DIRECTA	45.756.908
Formación Bruta de Capital Fijo	45.756.908
Edificios e instalaciones	38.943.702
Maquinaria, equipos y otros bienes muebles	6.813.206
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0427

Fundación Centro Internacional Miranda

FUNDACIÓN CENTRO INTERNACIONAL MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Centro Internacional Miranda para cumplir con las funciones que le son inherentes establecidas en los instrumentos legales que dan origen a su constitución y funcionamiento, desarrollará durante el año 2010, dos grandes proyectos que son fruto de la intensa labor de investigación y formación multidisciplinaria desarrolladas desde el año 2006 y que se centran en el perfeccionamiento y difusión de estrategias de capacitación política y técnica. Los proyectos que se desarrollarán son: el de Formación Sociopolítica de Cuadros y el Curso Internacional Permanente para la Alta Gestión Institucional en período de Transición, en los que se articulan la investigación y capacitación de hombres y mujeres venezolanos en ciudadanos y ciudadanas con alto compromiso socialista y con conocimiento teórico y técnico pertinente para profundizar en el proceso inédito de la revolución bolivariana.

La misión del Proyecto de Formación Sociopolítica de Cuadros al cual se le dio inicio durante el ejercicio fiscal 2008 y dados los extraordinarios resultados obtenidos hasta la presente fecha se contempla nuevamente para el ejercicio fiscal 2010, con la finalidad de contribuir en la profundización de la capacitación de cuadros políticos, sociales y económicos socialistas comprometidos con el sostenimiento y defensa del modelo constitucional bolivariano. Así mismo, nuestro aporte se fortalece con la creación de materiales educativos de diversa índole que aprovechan las tecnologías modernas para la preparación y desarrollo de los ciudadanos y ciudadanas comprometidos con los valores socialistas del proceso transformador venezolano. Esta tarea de capacitación comprende la orientación de hombres y mujeres en nociones y principios básicos de economía, política, sociología, educación, historia y derecho; un buen conocimiento del proceso revolucionario bolivariano; instrumentos de alta gestión pública rumbo a una sociedad socialista; del desarrollo del socialismo tanto en el siglo XX como en las proyecciones para el siglo XXI; capacidad de diseño, implementación y evaluación de políticas públicas. Con este Proyecto adicionalmente se pretende estudiar, evaluar y complementar las diferentes Escuelas de Gobierno y de Ciudadanía que funcionan en el mundo, especialmente en América Latina, con el objetivo preciso de potenciar y consolidar la plataforma de la primera Escuela de Políticas Públicas, Gobierno y Ciudadanía.

Para ello, y con el fin de diseñar y preparar los materiales necesarios para la capacitación socialista, el referido Proyecto se nutrirá de las líneas de investigación que analizan y reflexionan sobre aspectos transversales a la revolución bolivariana desde cuestiones generales y específicas del proceso de cambios que se está impulsando actualmente en la República Bolivariana de Venezuela. De esta forma, se desarrollan tareas en las siguientes áreas:

Participación Popular en la Gestión Pública, Práctica Transformadora y el Desarrollo Humano, Pedagogías Críticas y Gestión Educativa Bolivariana, Reflexión sobre el Rol de los Medios de Comunicación: Hacia una Ciencia de la Crítica Mediática, Nuevo Modelo Productivo, Socialismo del Siglo XXI, e Instrumento político del Siglo XXI.

La relevancia del Proyecto Curso Internacional Permanente para la Alta Gestión Institucional en período de Transición, estriba en que se complementa de todos los demás proyectos de una forma totalmente orgánica, pues con éste se busca formar funcionarios públicos de alta calidad con capacidad técnica y política comprometidos con los valores socialistas bolivarianos para el sostenimiento y defensa del modelo constitucional venezolano, que coadyuven en la preparación y desarrollo de la implementación de políticas públicas acertadas para robustecer los valores socialistas del proceso transformador venezolano.

El Proyecto prevé la realización de dos cursos durante todo el año de alto nivel que cuente con la participación de los más preparados y prestigiosos pensadores progresistas del mundo tanto nacionales como invitados internacionales, para formar hombres y mujeres que desempeñan puestos claves en la gestión pública nacional, con la finalidad de proporcionarles una formación sociopolítica y técnica adecuada a los requerimientos del proyecto socialista bolivariano. Uno de los cursos es de gran relevancia en la nueva geopolítica regional porque apunta en la creación de la Maestría del ALBA en Educación Internacional Comparada, con la que se pretende crear las bases de cooperación, reflexión e intercambio de experiencias y de conocimientos entre los sistemas educativos de los pueblos que conforman e integran la Alianza Bolivariana. Con esto, la Fundación Centro Internacional Miranda busca profundizar los procesos de cooperación y conocimiento mutuo que adelanta el gobierno bolivariano fortaleciendo así las bases de la conformación de unos nuevos sistemas de complementariedad regional.

De esta forma, la Fundación continuara con la labor de investigación y formación de manera coordinada con el firme compromiso de lograr que el resultado final sea la transmisión de las principales nociones vinculadas al socialismo bolivariano, estudiando y ensayando nuevas estrategias educativas, apoyadas en el empleo nacional de modernos sistemas multimedia y audiovisuales, para lo cual se contará con el material que se compilará producto de los seminarios, cursos de capacitación, foros, talleres, cátedras y charlas dictadas por los destacados invitados internacionales. Finalmente, esto se logrará diseñando y preparando los materiales necesarios para la capacitación socialista que se nutrirá de la reflexión realizada por las líneas de investigación efectuadas por esta Fundación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**6.393.640**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.393.640
Del sector público	6.393.640
Transferencias corrientes internas recibidas del sector público	6.393.640
De la República	6.393.640
TOTAL RECURSOS	6.393.640

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.363.640**
GASTOS DE CONSUMO	6.363.640
Remuneraciones	3.581.479
Sueldos, salarios y otras retribuciones	997.404
Beneficios y complementos de sueldos y salarios	1.235.861
Aportes patronales	82.664
Prestaciones sociales y otras indemnizaciones	204.740
Asistencia socioeconómica	546.599
Otros gastos de personal	514.211
Compra de Bienes y servicios	2.716.401
Bienes de consumo	783.500
Servicios no personales	1.932.901
Impuestos indirectos	65.760
GASTOS DE CAPITAL	**30.000**
INVERSION REAL DIRECTA	**30.000**
Formación Bruta de Capital Fijo	30.000
Maquinaria, equipos y otros bienes muebles	30.000
TOTAL GASTOS	**6.393.640**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105371	Formación Sociopolítica Socialista	Funcionario Capacitado	60	140	200		2.970.029			2.970.029
105387	Curso Internacional Permanente para la Alta Gestión Institucional en Período de Transición	Capacitación	250	250	500		1.505.519			1.505.519
	TOTAL						**4.475.548**			**4.475.548**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		250.510			250.510
02	Gestión Administrativa		1.667.582			1.667.582
	TOTAL		**1.918.092**			**1.918.092**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**4**	**6**		**10**	**202.056**		**202.056**
Directivo	1	4		5	128.136		128.136
Profesional y Técnico	2	2		4	62.304		62.304
Obrero	1			1	11.616		11.616
Personal Contratado	**6**	**12**		**18**	**705.348**		**705.348**
Profesional y Técnico	1	4		5	181.356		181.356
Personal Administrativo		1		1	13.200		13.200
Personal de Investigación	5	7		12	510.792		510.792
TOTAL	**10**	**18**		**28**	**907.404**		**907.404**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.581.479
4.02	Materiales, suministros y mercancías	783.500
4.03	Servicios no personales	1.998.661
4.04	Activos reales	30.000
	TOTAL	**6.393.640**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**6.393.640**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.393.640
Del sector público	6.393.640
Transferencias corrientes internas recibidas del sector público	6.393.640
De la República	6.393.640
Recursos Ordinarios	6.010.022
Gestión Fiscal	383.618
B. GASTOS CORRIENTES	**6.363.640**
GASTOS DE CONSUMO	6.363.640
Remuneraciones	3.581.479
Sueldos, salarios y otras retribuciones	997.404
Beneficios y complementos de sueldos y salarios	1.235.861
Aportes patronales	82.664
Prestaciones sociales y otras indemnizaciones	204.740
Asistencia socioeconómica	546.599
Otros gastos de personal	514.211
Compra de Bienes y servicios	2.716.401
Bienes de consumo	783.500
Servicios no personales	1.932.901
Impuestos indirectos	65.760
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**30.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**30.000**
RECURSOS PROPIOS DE CAPITAL	30.000
Ahorro/ Desahorro en Cuenta Corriente	30.000
B. GASTOS DE CAPITAL	**30.000**
INVERSIÓN REAL DIRECTA	30.000
Formación Bruta de Capital Fijo	30.000
Maquinaria, equipos y otros bienes muebles	30.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0466

Fundación Dr. Alejandro Próspero Reverend

FUNDACIÓN DR. ALEJANDRO PRÓSPERO REVEREND

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En el marco de la directriz establecida en el "Plan Nacional Simón Bolívar", referida a la Suprema Felicidad Social y su objetivo de profundizar la solidaridad con los excluidos de América Latina, El Caribe y África, profundizando la universalización de la educación bolivariana garantizando el acceso al conocimiento través de mecanismos que incluyan a la población en el nivel de educación universitaria, se plantea el "Proyecto de Desarrollo Institucional de Condiciones de Formación Integral y de Habitabilidad Dignas para los Becarios Latinoamericanos de El Caribe y África", estudiantes del Programa Nacional de Formación en Medicina Integral Comunitaria.

Este Proyecto, de carácter internacional, tiene como fin estratégico institucional el formar estudiantes latinoamericanos, africanos y de El Caribe en el área de salud, con base al acuerdo denominado "Compromiso de Sandino" como contribución a la integración de pueblos, naciones y gobiernos en el marco del acuerdo de cooperación internacional derivado de las políticas del Alternativa Bolivariana para Pueblos de las Américas (ALBA). De allí se deriva el compromiso de desarrollar procesos institucionales para la formación y atención integral de los becarios internacionales del Programa de Formación en Medicina Integral Comunitaria y coordinar las acciones tendentes a garantizar condiciones que confluyan en la calidad de su desempeño.

Es así como, durante el ejercicio fiscal 2010, se pretende poner en práctica a través del uso adecuado de los recursos asignados por el Ejecutivo Nacional, los cuales alcanzan la suma de Bs. 60.000.000, una distribución que abarca un 42% para las Acciones Centralizadas y un 58% para el Proyecto lo que permitirá, al finalizar 2010, contar con los centros educativos en pleno funcionamiento, necesarios para garantizar las residencias y la formación integral a los becarios latinoamericanos, africanos y caribeños cursantes del curso introductorio a las Ciencias Médicas así como el apoyo a los estudiantes de primero, segundo y tercer año del Programa Nacional de Formación en Medicina Integral Comunitaria, a 865 beneficiarias femeninas y 865 beneficiarios masculinos, lo que alcanza un total de 1.730 becarios internacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**60.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.000.000
Del sector público	60.000.000
Transferencias corrientes internas recibidas del sector público	60.000.000
De la República	60.000.000
TOTAL RECURSOS	60.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**50.024.348**
GASTOS DE CONSUMO	49.149.348
Remuneraciones	17.534.075
Sueldos, salarios y otras retribuciones	4.584.719
Beneficios y complementos de sueldos y salarios	5.362.070
Aportes patronales	453.721
Prestaciones sociales y otras indemnizaciones	1.331.777
Asistencia socioeconómica	209.723
Otros gastos de personal	5.592.065
Compra de Bienes y servicios	31.615.273
Bienes de consumo	8.598.500
Servicios no personales	23.016.773
TRANSFERENCIAS Y DONACIONES CORRIENTES	875.000
Al sector privado	750.000
Donaciones corrientes al sector privado	750.000
Donaciones a personas	125.000
Donaciones a instituciones sin fines de lucro	625.000
Al sector público	125.000
Donaciones corrientes al sector público	125.000
A los entes descentralizados sin fines empresariales	125.000
GASTOS DE CAPITAL	**9.975.652**
INVERSION REAL DIRECTA	9.975.652
Formación Bruta de Capital Fijo	9.975.652
Maquinaria, equipos y otros bienes muebles	9.975.652
TOTAL GASTOS	**60.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
105372	Desarrollo Institucional de Condiciones de Formación Integral y de Habitabilidad Dignas para los Becarios Latinoamericanos, del Caribe y África, Estudiantes del Programa Nacional de Formación en Medicina Integral.	Centro Educativo Integrado			4		34.850.048			34.850.048
TOTAL					4		**34.850.048**			**34.850.048**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		16.319.304			16.319.304
02	Gestión Administrativa		8.830.648			8.830.648
03	Previsión y Protección Social					
TOTAL			**25.149.952**			**25.149.952**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**54**	**82**		**136**	**4.134.719**		**4.134.719**
Directivo	4	7		11	763.847		763.847
Profesional y Técnico	22	30		52	2.050.920		2.050.920
Personal Administrativo	9	10		19	435.169		435.169
Obrero	19	35		54	884.783		884.783
Personal Fijo a Tiempo Parcial	**14**	**12**		**26**	**450.000**		**450.000**
Personal Docente	14	12		26	450.000		450.000
TOTAL	**68**	**94**		**162**	**4.584.719**		**4.584.719**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	17.534.075
4.02	Materiales, suministros y mercancías	8.598.500
4.03	Servicios no personales	23.016.773
4.04	Activos reales	9.975.652
4.07	Transferencias y donaciones	875.000
	TOTAL	**60.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**60.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.000.000
Del sector público	60.000.000
Transferencias corrientes internas recibidas del sector público	60.000.000
De la República	60.000.000
Recursos Ordinarios	56.400.000
Gestión Fiscal	3.600.000
B. GASTOS CORRIENTES	**50.024.348**
GASTOS DE CONSUMO	49.149.348
Remuneraciones	17.534.075
Sueldos, salarios y otras retribuciones	4.584.719
Beneficios y complementos de sueldos y salarios	5.362.070
Aportes patronales	453.721
Prestaciones sociales y otras indemnizaciones	1.331.777
Asistencia socioeconómica	209.723
Otros gastos de personal	5.592.065
Compra de Bienes y servicios	31.615.273
Bienes de consumo	8.598.500
Servicios no personales	23.016.773
TRANSFERENCIAS Y DONACIONES CORRIENTES	875.000
Al sector privado	750.000
Donaciones corrientes al sector privado	750.000
Donaciones a personas	125.000
Donaciones a instituciones sin fines de lucro	625.000
Al sector público	125.000
Donaciones corrientes al sector público	125.000
A los entes descentralizados sin fines empresariales	125.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**9.975.652**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**9.975.652**
RECURSOS PROPIOS DE CAPITAL	9.975.652
Ahorro/ Desahorro en Cuenta Corriente	9.975.652
B. GASTOS DE CAPITAL	**9.975.652**
INVERSIÓN REAL DIRECTA	9.975.652
Formación Bruta de Capital Fijo	9.975.652
Maquinaria, equipos y otros bienes muebles	9.975.652
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0912
Universidad Nacional
Experimental Marítima del Caribe
(UNEMC)

UNIVERSIDAD NACIONAL EXPERIMENTAL MARÍTIMA DEL CARIBE (UNEMC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La política presupuestaria de la Universidad Marítima del Caribe para el año 2010, sigue los lineamientos establecidos por el Gobierno Nacional para el desarrollo de la Educación Superior y atendiendo a las directrices emanadas de la Oficina Nacional de Presupuesto, la Oficina de Planificación del Sector Universitario y del Consejo Nacional de Universidades.

En concordancia con la visión estratégica del Gobierno Nacional, la Universidad mantiene su visión integracionista de los Estados, Países y Territorios de la Cuenca del Caribe, en relación con la educación, turismo, transporte marítimo, conservación ambiental y la cultura caribeña. Este desarrollo regional demanda profesionales capaces de gestionar y operar los procesos integracionistas y los proyectos y programas multinacionales, así como suplir la demanda de recursos humanos derivada de:

- El incremento del comercio internacional intraregional.
- El desarrollo de la zona de turismo sustentable del caribe (ZTSC)
- La protección ambiental del Mar Caribe
- El desarrollo del transporte multimodal de dimensión regional caribeña y el crecimiento de la flota petrolera nacional.
- El desarrollo portuario regional.
- El incremento de la demanda regional de servicios de transporte marítimo de carga y pasajeros.
- La gestión y operación de procesos de dimensión regional, tales como los servicios regionales de rescate y prevención de accidentes.
- La formulación e instrumentación de normas regionales de vigilancia, inspección y certificación de medios de transporte marítimo y aéreo.
- La gestión de proyectos y programas de transferencias en ciencia y tecnología.
- La explotación comercial sustentable de los recursos naturales renovables del Mar Caribe.
- La demanda de asesoría y representación legal en materia de derecho internacional vinculado al turismo, transporte y comercio internacional.
- La demanda de profesionales en cultura regional caribeña: etnología, musicología, artes escénicas, bellas artes, literatura y cultura física.

De esta manera la Universidad Marítima del Caribe participa en los planes del Gobierno Nacional para el logro de la cooperación e integración de los Estados, Países y Territorios de la Cuenca del Caribe, fomentando la eliminación de las barreras lingüísticas para facilitar el intercambio, asumiendo un rol protagónico en relación con la educación ambiental-ecológica y aceptando el reto del diseño de programas académicos comunes a las instituciones de educación superior de la región, para facilitar el intercambio de estudiantes y profesores del área latino-caribeña.

El presupuesto 2010 financiará la continuación del trabajo de las 5 líneas de investigación en las áreas de Derecho Marítimo, Transporte Marítimo, Negocios Marítimos, Estudios Ambientales y Calidad y Productividad.

En lo que respecta al Programa de Extensión Universitaria, atenderá total o parcialmente la realización de 91 Cursos de Actualización y Extensión Universitaria.

De igual forma el Programa de Extensión mantendrá la oferta de Talleres de Capacitación y Sensibilización para la Comunidad, en las áreas de Turismo y Recreación, Electrónica y Radiocomunicaciones, Motores Marinos y Buceo Comercial y Recreativo, también se continuará con el programa de Bomberos Voluntarios. Adicionalmente permitirá la instrucción de 18 categorías deportivas y la continuación del programa de Cultura en las áreas de Teatro, Orfeón, Gaitas y Banda Marcial, el Festival de la Voz UMC y Cátedras, Talleres y Exposiciones Culturales para el estudiantado de la UMC y para la Comunidad del Estado Vargas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**33.823.343**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de bienes	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.723.343
Del sector público	33.723.343
Transferencias corrientes internas recibidas del sector público	33.723.343
De la República	33.723.343
TOTAL RECURSOS	**33.823.343**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**33.823.343**
GASTOS DE CONSUMO	32.659.443
Remuneraciones	28.529.018
Sueldos, salarios y otras retribuciones	21.173.168
Beneficios y complementos de sueldos y salarios	6.857.850
Prestaciones sociales y otras indemnizaciones	498.000
Compra de Bienes y servicios	4.130.425
Bienes de consumo	461.345
Servicios no personales	3.669.080
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.163.900

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Al sector privado	1.163.900
Transferencias corrientes al sector privado	1.163.900
Directas a personas	1.163.900
Otras transferencias directas a personas	1.163.900
TOTAL GASTOS	33.823.343

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la Republica	Otros	
			F	M	Total					
105332	Formación de Pregrado en Carreras Cortas	Alumno Atendido	203	200	403	100.000	2.650			102.650
105334	Investigación	Proyecto Ejecutado			5		447.864			447.864
105384	Formación de Pregrado en Carreras Largas	Alumno Atendido	1.751	1.751	3.502		10.085.874			10.085.874
105403	Captación, Permanencia y Formación Integral del Estudiante	Beca			500		3.592.169			3.592.169
105405	Formación de Postgrado	Alumno Atendido	30	300	330		1.126.384			1.126.384
105430	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	450.000	30.000	480.000		1.047.292			1.047.292
105448	Sistema de Aprendizaje Interactivos a Distancia	Alumno Atendido	775	775	1.550		225.725			225.725
105521	Intercambio del Conocimiento con la Sociedad	Curso			103		984.912			984.912
	TOTAL					100.000	17.512.870			17.612.870

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		13.760.048			13.760.048
02	Gestión Administrativa		2.450.425			2.450.425
	TOTAL		**16.210.473**			**16.210.473**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos 2010				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**103**	**124**	**33**	**260**	**5.378.462**		**5.378.462**
Directivo	24	28	9	61	1.788.655		1.788.655
Profesional y Técnico	46	16	9	71	1.242.360		1.242.360
Personal Administrativo	13	1	4	18	197.271		197.271
Personal Docente	17	36	11	64	1.668.286		1.668.286
Obrero	3	43		46	481.890		481.890
Personal Contratado	**267**	**379**		**646**	**6.732.547**		**6.732.547**
Profesional y Técnico	61	24		85	1.042.014		1.042.014
Personal Administrativo	7	11		18	237.440		237.440
Personal Docente	194	308		502	5.044.271		5.044.271
Obrero	5	36		41	408.822		408.822
TOTAL	370	503	33	906	12.111.009		12.111.009

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	28.529.018
4.02	Materiales, suministros y mercancías	461.345
4.03	Servicios no personales	3.669.080
4.07	Transferencias y donaciones	1.163.900
	TOTAL	33.823.343

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**33.823.343**
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.723.343
Del sector público	33.723.343
Transferencias corrientes internas recibidas del sector público	33.723.343
De la República	33.723.343
Recursos Ordinarios	23.448.447
Gestión Fiscal	10.274.896
Ingresos por la venta de bienes y servicios de la administración pública	100.000
Venta de bienes	100.000
B. GASTOS CORRIENTES	**33.823.343**
GASTOS DE CONSUMO	32.659.443
Remuneraciones	28.529.018
Sueldos, salarios y otras retribuciones	21.173.168
Beneficios y complementos de sueldos y salarios	6.857.850
Prestaciones sociales y otras indemnizaciones	498.000
Compra de Bienes y servicios	4.130.425
Bienes de consumo	461.345
Servicios no personales	3.669.080
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.163.900
Al sector privado	1.163.900
Transferencias corrientes al sector privado	1.163.900
Directas a personas	1.163.900
Otras transferencias directas a personas	1.163.900
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0923
Instituto Universitario
de Tecnología del Estado Apure

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO APURE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto con una matrícula actual de 804 estudiantes y 184 graduados para el año 2010, con un porcentaje de prosecución muy elevado que alcanza un promedio de entre 85% y 90% y una deserción muy baja, entre 15% y 20%, constituye una institución en franco proceso de transformación a Universidad Politécnica y que han comenzado a adaptar todos los preceptos de la nueva Ley Orgánica de Educación (LOE) y desde el año 2009 aperturó el Programa Nacional de Formación (PNF) en Ingeniería Mecánica, Agroalimentación y Construcción Civil, y en el último trimestre del año egresaron de nuestra casa de estudios la primera cohorte de graduados integrada por 150 Técnicos Superiores Universitarios, conformado 7 secciones de egresados, los cuales inician su proceso de formación a ingenieros a partir del 3er trayecto.

A su vez, el Instituto viene promoviendo el desarrollo local a través de las mismas actividades académicas y de extensión universitaria o vinculación social; generando frutos importantes como el estudio de necesidades en las comunidades, el asesoramiento en conjunto con los consejos comunales en cuanto a la elaboración de proyectos, planes de desarrollo sustentable, actividades productivas, apoyo a través de servicios de maquinaria e implementos agrícolas para la producción, entre otros.

Es importante destacar el inicio de actividades académicas en el Municipio Rómulo Gallegos, en Elorza y Lorenzo con la apertura del Programa Nacional de Formación PNF en Ingeniería en Agroalimentación y Construcción Civil, con una matrícula aproximada de 190 estudiantes, que hacen 6 secciones en Elorza y 1 en Lorenzo, para lo cual se requiere el mayor de los apoyos por parte del Ministerio, habida cuenta que era un clamor muy fuerte de las familias de ambas comunidades y que guarda perfecta relación con la Municipalización de la Educación Superior.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**9.876.895**
INGRESOS DE LA PROPIEDAD	28.500
Intereses	28.500
Intereses internos	28.500
Intereses por depósitos	28.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.848.395
Del sector público	9.848.395
Transferencias corrientes internas recibidas del sector público	9.848.395
De la República	9.848.395
FUENTES DE FINANCIAMIENTO	**984.676**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**984.676**
Disminución de otros activos financieros	984.676
Disminución de disponibilidades	984.676
Disminución de Bancos	984.676
TOTAL RECURSOS	**10.861.571**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**10.691.571**
GASTOS DE CONSUMO	10.143.271
Remuneraciones	7.532.873
Sueldos, salarios y otras retribuciones	2.904.096
Beneficios y complementos de sueldos y salarios	2.713.916
Aportes patronales	339.459
Prestaciones sociales y otras indemnizaciones	253.042
Asistencia socioeconómica	717.560
Otros gastos de personal	604.800
Compra de Bienes y servicios	2.610.398
Bienes de consumo	513.176
Servicios no personales	2.097.222
TRANSFERENCIAS Y DONACIONES CORRIENTES	548.300
Al sector privado	548.300
Transferencias corrientes al sector privado	548.300
Directas a personas	548.300
Otras transferencias directas a personas	548.300
GASTOS DE CAPITAL	**170.000**
INVERSION REAL DIRECTA	**170.000**
Formación Bruta de Capital Fijo	170.000
Maquinaria, equipos y otros bienes muebles	170.000
TOTAL GASTOS	**10.861.571**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105656	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan Presupuesto			1	8.000	63.000			71.000
105714	Fortalecimiento de la Planta Física	Plan			1	158.000	1.233.702			1.391.702
105819	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales.	Dotación			4	251.676	366.000			617.676
105972	Fortalecimiento de la Producción	Producción			4	16.000	15.000			31.000
106196	Permanencia y Formación Integral del Estudiante	Alumno Atendido			750	268.000	1.455.340			1.723.340
106288	Integración de las Instituciones de Educación Superior con el Entorno	Programa			12	45.000	23.000			68.000
106312	Formación de Recursos Humanos en Pregrado	Alumno Atendido	730	520	1.250	164.000	4.305.825			4.469.825
	TOTAL					910.676	7.461.867			8.372.543

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.216.528			2.216.528
02	Gestión Administrativa	102.500	170.000			272.500
	TOTAL	102.500	2.386.528			2.489.028

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**21**		**37**	**447.744**		**447.744**
Directivo		1		1	31.872		31.872
Profesional y Técnico	7	6		13	150.912		150.912
Personal Administrativo	3	1		4	46.080		46.080
Obrero	6	13		19	218.880		218.880
Personal Contratado	**44**	**66**		**110**	**2.300.397**		**2.300.397**
Directivo	1	1		2	73.994		73.994
Profesional y Técnico	9	10		19	309.427		309.427
Personal Administrativo	4	4		8	100.454		100.454
Personal Docente	30	41		71	1.682.122		1.682.122
Obrero		10		10	134.400		134.400
TOTAL	60	87		147	2.748.141		2.748.141

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	7.532.873
4.02	Materiales, suministros y mercancías	513.176
4.03	Servicios no personales	2.097.222
4.04	Activos reales	170.000
4.07	Transferencias y donaciones	548.300
	TOTAL	10.861.571

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**9.876.895**
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.848.395
Del sector público	9.848.395
Transferencias corrientes internas recibidas del sector público	9.848.395
De la República	9.848.395
Recursos Ordinarios	9.848.395
INGRESOS DE LA PROPIEDAD	28.500
Intereses	28.500
Intereses internos	28.500
Intereses por depósitos	28.500
B. GASTOS CORRIENTES	**10.691.571**
GASTOS DE CONSUMO	10.143.271
Remuneraciones	7.532.873
Sueldos, salarios y otras retribuciones	2.904.096
Beneficios y complementos de sueldos y salarios	2.713.916
Aportes patronales	339.459
Prestaciones sociales y otras indemnizaciones	253.042
Asistencia socioeconómica	717.560
Otros gastos de personal	604.800
Compra de Bienes y servicios	2.610.398
Bienes de consumo	513.176
Servicios no personales	2.097.222
TRANSFERENCIAS Y DONACIONES CORRIENTES	548.300
Al sector privado	548.300
Transferencias corrientes al sector privado	548.300
Directas a personas	548.300
Otras transferencias directas a personas	548.300
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(814.676)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(814.676)**
RECURSOS PROPIOS DE CAPITAL	(814.676)
Ahorro/ Desahorro en Cuenta Corriente	(814.676)
B. GASTOS DE CAPITAL	**170.000**
INVERSIÓN REAL DIRECTA	170.000
Formación Bruta de Capital Fijo	170.000
Maquinaria, equipos y otros bienes muebles	170.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(984.676)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**984.676**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	984.676
Disminución de otros activos financieros	984.676
Disminución de disponibilidades	984.676
Disminución de Bancos	984.676
B. APLICACIONES FINANCIERAS	**984.676**
DÉFICIT FINANCIERO	984.676

A0924
Instituto Universitario
de Tecnología del Estado Barinas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BARINAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto está fundamentado en los más sólidos principios de ética, justicia, libertad, corresponsabilidad y tolerancia y cuya misión es formar recursos humanos a nivel de Técnico Superior Universitario en las áreas de Electricidad, Mecánica, Construcción Civil y Agroalimentaria, así como el desarrollo de proyectos de investigación y vinculación social que respondan a las exigencias y necesidades de la región, además alineados con las políticas del gobierno, consolidarnos como Universidad Politécnica, formando profesionales de carreras largas en las área prioritarias para el desarrollo del país, garantizando la soberanía agroalimentaria.

En tal sentido el Instituto proyecta captar y mantener una matrícula de 2.560 alumnos atendidos por 126 docentes, 30 administrativos y 14 obreros. La comunidad estudiantil goza de beneficios tales como, servicio medico asistencial, servicio medico odontológico, transporte, becas, auxiliarías de servicio y ayudas eventuales.

Con lo anterior afianzará su misión la cual es: Formar un profesional cuya conducta de líder sea ética y moralmente sustentada, técnicamente capacitado para dar respuesta eficaz y eficientemente a las necesidades tecnológicas que plantean los diferentes procesos productivos y de servicios para los cuales se calificará; capaz de ubicarse como ciudadano en respeto a su compromiso con la Nación, de contribuir a hacer realidad los proyectos y planes necesarios al logro del gran Proyecto Nacional sustentable enmarcado en la en la búsqueda de la mayor suma de felicidad posible para esta y demás generaciones de venezolanos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**11.369.619**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.339.619
Del sector público	11.339.619
Transferencias corrientes internas recibidas del sector público	11.339.619
De la República	11.339.619
OTROS INGRESOS	30.000
Otros ingresos ordinarios	30.000
FUENTES DE FINANCIAMIENTO	**461.803**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**461.803**
Disminución de otros activos financieros	461.803
Disminución de disponibilidades	461.803
Disminución de Bancos	461.803
TOTAL RECURSOS	**11.831.422**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**11.808.422**
GASTOS DE CONSUMO	11.369.183
Remuneraciones	9.611.162
Sueldos, salarios y otras retribuciones	3.489.577
Beneficios y complementos de sueldos y salarios	277.942
Aportes patronales	445.348
Prestaciones sociales y otras indemnizaciones	338.446
Asistencia socioeconómica	948.269
Otros gastos de personal	4.111.580
Compra de Bienes y servicios	1.758.021
Bienes de consumo	307.679
Servicios no personales	1.450.342
TRANSFERENCIAS Y DONACIONES CORRIENTES	439.239
Al sector privado	439.239
Transferencias corrientes al sector privado	439.239
Otras transferencias corrientes internas al sector privado	439.239
GASTOS DE CAPITAL	**20.000**
INVERSION REAL DIRECTA	**20.000**
Formación Bruta de Capital Fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
APLICACIONES FINANCIERAS	**3.000**
DISMINUCION DE PASIVOS	**3.000**
Disminución de cuentas y efectos por pagar	3.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000
TOTAL GASTOS	11.831.422

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105919	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Plan			3		646.650			646.650
105921	Permanencia y Formación Integral al Estudiante	Estudiante			82.952	491.803	817.065			1.308.868
105949	Funcionamiento de las Actividades Académicas	Proyecto / Plan			3		408.128			408.128
105975	Integración de las Instituciones de Educación Superior con el Entorno	Plan			3		150.257			150.257
105976	Formación de Recurso Humano en Pregrado	Estudiante			2.560		6.832.566			6.832.566
105978	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			37		274.490			274.490
105995	Fomento de la Investigación Institucional	Actividad Realizada			2		8.840			8.840
105996	Desarrollo Curricular de las Instituciones de Educación Superior	Cartera De Proyectos			1		141.866			141.866
106185	Desarrollo de Sistemas Tecnológicos Institucionales	Dotación			4		201.548			201.548
106201	Fortalecimiento de la Planta Física y de los Servicios Generales	Plan			2		1.257.772			1.257.772
106207	Dotación y Fortalecimiento de los Laboratorios, Talleres Académicos y Plataforma Tecnológica	Plan			2		70.168			70.168
	TOTAL					**491.803**	**10.809.350**			**11.301.153**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		243.637			243.637
02	Gestión Administrativa		286.632			286.632
	TOTAL		530.269			530.269

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**33**	**20**		**53**	**607.994**	**2.100**	**610.094**
Profesional y Técnico	16	4		20	261.332	2.100	263.432
Personal Administrativo	14	3		17	153.792		153.792
Personal Docente	1	2		3	63.744		63.744
Obrero	2	11		13	129.126		129.126
Personal Contratado	**49**	**101**	**2**	**152**	**2.881.583**		**2.881.583**
Profesional y Técnico	5	10		15	171.843		171.843
Personal Administrativo	12		1	13	120.150		120.150
Personal Docente	32	91		123	2.578.567		2.578.567
Obrero			1	1	11.023		11.023
TOTAL	**82**	**121**	**2**	**205**	**3.489.577**	**2.100**	**3.491.677**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	9.611.162
4.02	Materiales, suministros y mercancías	307.679
4.03	Servicios no personales	1.450.342
4.04	Activos reales	20.000
4.07	Transferencias y donaciones	439.239
4.11	Disminución de pasivos	3.000
	TOTAL	**11.831.422**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**11.369.619**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.339.619
Del sector público	11.339.619
Transferencias corrientes internas recibidas del sector público	11.339.619
De la República	11.339.619
Recursos Ordinarios	11.339.619
OTROS INGRESOS	30.000
Otros ingresos ordinarios	30.000
B. GASTOS CORRIENTES	**11.808.422**
GASTOS DE CONSUMO	11.369.183
Remuneraciones	9.611.162
Sueldos, salarios y otras retribuciones	3.489.577
Beneficios y complementos de sueldos y salarios	277.942
Aportes patronales	445.348
Prestaciones sociales y otras indemnizaciones	338.446
Asistencia socioeconómica	948.269
Otros gastos de personal	4.111.580
Compra de Bienes y servicios	1.758.021
Bienes de consumo	307.679
Servicios no personales	1.450.342
TRANSFERENCIAS Y DONACIONES CORRIENTES	439.239
Al sector privado	439.239
Transferencias corrientes al sector privado	439.239
Otras transferencias corrientes internas al sector privado	439.239
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(438.803)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(438.803)**
RECURSOS PROPIOS DE CAPITAL	(438.803)
Ahorro/ Desahorro en Cuenta Corriente	(438.803)
B. GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	20.000
Formación Bruta de Capital Fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(458.803)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**461.803**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	461.803
Disminución de otros activos financieros	461.803
Disminución de disponibilidades	461.803
Disminución de Bancos	461.803
B. APLICACIONES FINANCIERAS	**461.803**
DISMINUCION DE PASIVOS	3.000
Disminución de cuentas y efectos por pagar	3.000
Disminución de cuentas y efectos por pagar a corto plazo	3.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	3.000
DÉFICIT FINANCIERO	458.803

Instituto Universitario
de Tecnología del Estado Bolívar

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BOLÍVAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología del Estado Bolívar, fue creado el 26 de enero de 2001 según Decreto N° 1.186; inició sus actividades ofreciendo carreras técnicas correspondientes al ramo de Electricidad, Geología y Minas, Sistemas Industriales y Mecánica con una trayectoria de crecimiento matricular.

Para el año 2010 se estima una matrícula a nivel de pregrado en el orden de 3.280 estudiantes según las asignaciones de la Oficina de Planificación del Sector Universitario (OPSU), más los estudiantes permanentes.

Es importante reseñar que en miras del proceso de transformación de los Institutos y Colegios Universitarios a Universidades Politécnicas, el Instituto viene adoptado las políticas de inclusión emanadas por el Ministerio del Poder Popular para la Educación Superior y en pro del crecimiento de carreras largas, al Instituto Universitario de Tecnología, se le aprobaron cuatro (4) Programas Nacionales de Formación (PNF), los cuales se detallan a continuación:

- Programa Nacional de Formación en Mecánica.
- Programa Nacional de Formación en Mantenimiento Industrial.
- Programa Nacional de Formación en Electricidad.
- Programa Nacional de Formación en Informática.

Es importante destacar, que el Instituto Universitario de Tecnología del Estado Bolívar, se encuentra discutiendo una propuesta conjuntamente con el Ministerio del Poder Popular para la Educación Superior, para un nuevo Programa Nacional de Formación en Ingeociencia, programa que vendría a abarcar a los estudiantes del área de Geología y Minas.

El Instituto, para dar cumplimiento de sus metas académicas, contempla un talento humano de 348 trabajadores, conformados de la siguiente manera: 194 Personal Docente, 110 Personal Administrativo y 44 Personal Obrero, que coadyuven a la formación holística de los estudiantes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**19.888.080**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.888.080
Del sector público	19.888.080
Transferencias corrientes internas recibidas del sector público	19.888.080
De la República	19.888.080
TOTAL RECURSOS	**19.888.080**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**18.687.080**
GASTOS DE CONSUMO	18.321.060
Remuneraciones	14.964.701
Sueldos, salarios y otras retribuciones	5.417.218
Beneficios y complementos de sueldos y salarios	5.996.694
Aportes patronales	1.447.225
Prestaciones sociales y otras indemnizaciones	1.070.840
Asistencia socioeconómica	600.000
Otros gastos de personal	432.724
Compra de Bienes y servicios	3.356.359
Bienes de consumo	436.978
Servicios no personales	2.919.381
TRANSFERENCIAS Y DONACIONES CORRIENTES	366.020

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Al sector privado	366.020
Transferencias corrientes al sector privado	366.020
Directas a personas	366.020
Otras transferencias directas a personas	366.020
GASTOS DE CAPITAL	**100.900**
INVERSION REAL DIRECTA	**100.900**
Formación Bruta de Capital Fijo	80.900
Maquinaria, equipos y otros bienes muebles	80.900
Bienes intangibles	20.000
APLICACIONES FINANCIERAS	**1.100.100**
DISMINUCION DE PASIVOS	**1.100.100**
Disminución de pasivos diferidos a mediano y largo plazo	1.100.100
TOTAL GASTOS	19.888.080

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105478	Desarrollo de Sistemas Tecnológicos Institucionales	Sistema			1		66.046			66.046
105483	Integración de las Instituciones de Educación Superior con el Entorno	Actividad Recreativa			2		321.691			321.691
105487	Desarrollo y Fortalecimiento del Vector Estratégico Institucional.	Acción			6		284.641			284.641
105596	Fortalecimiento de la Planta Fisica y de los Servicios Generales.	Edificio			3		2.673.067			2.673.067
105730	Estudios de Postgrado	Matrícula			40		70.004			70.004
105745	Funcionamiento de las Actividades Académicas	Servicio			3		47.486			47.486
105769	Permanencia y Formación Integral del Estudiante.	Alumno Atendido	1.360	1.920	3.280		878.295			878.295
105773	Fomento de la Investigación Institucional	Centro			1		6.731			6.731
105779	Dotación y Fortalecimiento de los Laboratorios, Talleres Académicos y Plataforma Tecnológica	Laboratorio			4		40.873			40.873
105829	Formación de Recurso Humano en Pregrado	Matrícula			3.200		7.317.213			7.317.213
105840	Desarrollo del Currículum en las Instituciones de Educación Superior	Sistema			2		552			552
105859	Dotación de Materiales y Suministros, Equipamiento y Mantenimiento de los Bienes Nacionales	Plan			2		833.616			833.616
	TOTAL						12.540.215			12.540.215

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.574.000			5.574.000
02	Gestión Administrativa		1.773.865			1.773.865
TOTAL			7.347.865			7.347.865

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**40**	**41**		**81**	**1.223.755**	**40.000**	**1.263.755**
Directivo	1			1	38.988		38.988
Personal Administrativo	18	10		28	333.471	14.000	347.471
Personal Docente	8	13		21	573.820	26.000	599.820
Obrero	13	18		31	277.476		277.476
Personal Contratado	**145**	**122**		**267**	**4.193.461**		**4.193.461**
Personal Administrativo	52	30		82	949.670		949.670
Personal Docente	87	85		172	3.094.176		3.094.176
Obrero	6	7		13	149.615		149.615
TOTAL	**185**	**163**		**348**	**5.417.216**	**40.000**	**5.457.216**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	14.964.701
4.02	Materiales, suministros y mercancías	436.978
4.03	Servicios no personales	2.919.381
4.04	Activos reales	100.900
4.07	Transferencias y donaciones	366.020
4.11	Disminución de pasivos	1.100.100
	TOTAL	19.888.080

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**19.888.080**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.888.080
Del sector público	19.888.080
Transferencias corrientes internas recibidas del sector público	19.888.080
De la República	19.888.080
Recursos Ordinarios	19.888.080
B. GASTOS CORRIENTES	**18.687.080**
GASTOS DE CONSUMO	18.321.060
Remuneraciones	14.964.701
Sueldos, salarios y otras retribuciones	5.417.218
Beneficios y complementos de sueldos y salarios	5.996.694
Aportes patronales	1.447.225
Prestaciones sociales y otras indemnizaciones	1.070.840
Asistencia socioeconómica	600.000
Otros gastos de personal	432.724
Compra de Bienes y servicios	3.356.359
Bienes de consumo	436.978
Servicios no personales	2.919.381
TRANSFERENCIAS Y DONACIONES CORRIENTES	366.020
Al sector privado	366.020
Transferencias corrientes al sector privado	366.020
Directas a personas	366.020
Otras transferencias directas a personas	366.020
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.201.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.201.000**
RECURSOS PROPIOS DE CAPITAL	1.201.000
Ahorro/ Desahorro en Cuenta Corriente	1.201.000
B. GASTOS DE CAPITAL	**100.900**
INVERSIÓN REAL DIRECTA	100.900
Formación Bruta de Capital Fijo	80.900
Maquinaria, equipos y otros bienes muebles	80.900
Bienes intangibles	20.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.100.100**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.100.100**
SUPERÁVIT FINANCIERO	1.100.100
B. APLICACIONES FINANCIERAS	**1.100.100**
DISMINUCION DE PASIVOS	1.100.100
Disminución de otros pasivos	1.100.100
Disminución de pasivos diferidos a mediano y largo plazo	1.100.100

A0942
Universidad Bolivariana de Venezuela
(UBV)

UNIVERSIDAD BOLIVARIANA DE VENEZUELA (UBV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Bolivariana de Venezuela (UBV) es una Institución de intereses éticos y sociales, cuyo fin es fomentar el desarrollo del individuo en todas sus manifestaciones, la formación profesional en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad, contribuyendo de esta manera al pleno desarrollo del ser humano y el mayor bienestar para la sociedad, en función de sus valores trascendentales y sus necesidades.

En este mismo orden de ideas, se identifica como una Institución pluralista y democrática, crítica en cuanto al análisis y conclusiones sobre el desenvolvimiento de su entorno, fundamentada en los valores universales de pertinencia, justicia, solidaridad, libertad y respeto a la disidencia.

Bajo este enfoque, se plantea hacer de la Universidad, la primera Institución académica, de investigación y consulta dentro del sector nacional, poseedora de la estructura y programas lo suficientemente flexibles, objetos de constante evaluación y transformación, reconocida como prestadora de un servicio público, que satisfaga los requerimientos de nuestros usuarios y que sirva de experiencia a los paradigmas institucionales establecidos para el nuevo modelo de Universidad Venezolana, acorde con el proceso de transformación que actualmente vive el país, enmarcado dentro del Plan Estratégico llevado por el Ejecutivo Nacional, el cual se ha convertido en una guía de acción obligatoria para todos los entes Gubernamentales, con la finalidad de darle viabilidad al Proyecto Nacional.

La UBV promueve la generación, sistematización y socialización de conocimientos en campos científicos, tecnológicos, sociales y humanísticos y del arte, conjugando los aportes al enriquecimiento, a través de la proyección vinculada al desarrollo socioeconómico, ambiental, cultural y educativo de las comunidades de su entorno, de la región y del país, revitalizando el pensamiento integracionista latinoamericano, como eje fundamental de las vías de cooperación nacional e internacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**205.034.979**
TRANSFERENCIAS Y DONACIONES CORRIENTES	205.034.979
Del sector público	205.034.979
Transferencias corrientes internas recibidas del sector público	205.034.979
De la República	203.034.979
De los entes descentralizados sin fines empresariales	2.000.000
FUENTES DE FINANCIAMIENTO	**47.617.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**47.617.000**
Disminución de otros activos financieros	47.617.000
Disminución de disponibilidades	47.617.000
Disminución de caja	47.617.000
TOTAL RECURSOS	**252.651.979**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**238.608.347**
GASTOS DE CONSUMO	232.368.347
Remuneraciones	214.518.306
Sueldos, salarios y otras retribuciones	72.189.092
Beneficios y complementos de sueldos y salarios	94.945.967
Prestaciones sociales y otras indemnizaciones	32.013.355
Asistencia socioeconómica	15.369.892

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	17.850.041
Bienes de consumo	7.629.825
Servicios no personales	10.220.216
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.240.000
Al sector privado	6.240.000
Transferencias corrientes al sector privado	6.240.000
Directas a personas	6.240.000
Otras transferencias directas a personas	6.240.000
GASTOS DE CAPITAL	**6.590.295**
INVERSION REAL DIRECTA	**6.590.295**
Formación Bruta de Capital Fijo	5.967.424
Maquinaria, equipos y otros bienes muebles	5.967.424
Bienes intangibles	622.871
APLICACIONES FINANCIERAS	**7.453.337**
DISMINUCION DE PASIVOS	**7.453.337**
Disminución de cuentas y efectos por pagar	7.453.337
Disminución de cuentas y efectos por pagar a corto plazo	7.453.337
Disminución de efectos por pagar a proveedores a corto plazo	7.453.337
TOTAL GASTOS	252.651.979

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105504	Generación, Divulgación y Aplicación del Conocimiento	Jornada De Formación			1.000		13.326			13.326
105505	Formación de Postgrado	Jornada De Formación			360		15.624			15.624
105531	Formación de Pregrado en Carreras Largas	Aplicación			2	18.343.810	113.994.595			132.338.405
105539	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Sistema			7.456		348.706			348.706
105607	Desarrollo y Conservación de la Planta Física	Mantenimiento Realizado			92.957	12.435.457	14.435.608		2.000.000	28.871.065
105616	Captación, Permanencia y Formación Integral del Estudiante	Jornada De Formación			15.000		12.893.883			12.893.883
105633	Intercambio del Conocimiento con la Sociedad	Servicio Prestado			32.922		279.360			279.360
	TOTAL					30.779.267	141.981.102		2.000.000	174.760.369

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		61.053.877			61.053.877
02	Gestión Administrativa	16.837.733				16.837.733
	TOTAL	16.837.733	61.053.877			77.891.610

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**1.715**	**1.438**	**100**	**3.253**	**72.189.092**		**72.189.092**
Directivo	12	11		23	1.399.020		1.399.020
Profesional y Técnico	430	220	40	690	11.228.844		11.228.844
Personal Administrativo	133	65		198	2.330.376		2.330.376
Personal Docente	1.042	738	60	1.840	51.345.596		51.345.596
Obrero	98	404		502	5.885.256		5.885.256
TOTAL	1.715	1.438	100	3.253	72.189.092		72.189.092

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	214.518.306
4.02	Materiales, suministros y mercancías	7.629.825
4.03	Servicios no personales	10.220.216
4.04	Activos reales	6.590.295
4.07	Transferencias y donaciones	6.240.000
4.11	Disminución de pasivos	7.453.337
	TOTAL	252.651.979

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**205.034.979**
TRANSFERENCIAS Y DONACIONES CORRIENTES	205.034.979
Del sector público	205.034.979
Transferencias corrientes internas recibidas del sector público	205.034.979
De la República	203.034.979
Recursos Ordinarios	141.173.875
Gestión Fiscal	61.861.104
De los entes descentralizados sin fines empresariales	2.000.000
B. GASTOS CORRIENTES	**238.608.347**
GASTOS DE CONSUMO	232.368.347
Remuneraciones	214.518.306
Sueldos, salarios y otras retribuciones	72.189.092
Beneficios y complementos de sueldos y salarios	94.945.967
Prestaciones sociales y otras indemnizaciones	32.013.355
Asistencia socioeconómica	15.369.892
Compra de Bienes y servicios	17.850.041
Bienes de consumo	7.629.825
Servicios no personales	10.220.216
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.240.000
Al sector privado	6.240.000
Transferencias corrientes al sector privado	6.240.000
Directas a personas	6.240.000
Otras transferencias directas a personas	6.240.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(33.573.368)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(33.573.368)**
RECURSOS PROPIOS DE CAPITAL	(33.573.368)
Ahorro/ Desahorro en Cuenta Corriente	(33.573.368)
B. GASTOS DE CAPITAL	**6.590.295**
INVERSIÓN REAL DIRECTA	6.590.295
Formación Bruta de Capital Fijo	5.967.424
Maquinaria, equipos y otros bienes muebles	5.967.424
Bienes intangibles	622.871
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(40.163.663)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**47.617.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	47.617.000
Disminución de otros activos financieros	47.617.000
Disminución de disponibilidades	47.617.000
Disminución de caja	47.617.000
B. APLICACIONES FINANCIERAS	**47.617.000**
DISMINUCION DE PASIVOS	7.453.337
Disminución de cuentas y efectos por pagar	7.453.337
Disminución de cuentas y efectos por pagar a corto plazo	7.453.337
Disminución de efectos por pagar a proveedores a corto plazo	7.453.337
DÉFICIT FINANCIERO	40.163.663

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA LA FRÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Universitario de Tecnología la Fría, está orientado en la búsqueda de la excelencia en la generación de conocimientos, producto de la gestión y actividad de investigación y de extensión, en estrecha correspondencia con la sociedad del conocimiento y la cultura de la ciencia que existe en el siglo XXI. En este sentido, orientará los recursos presupuestarios hacia el fortalecimiento Institucional en el mercado ocupacional, dando cumplimiento a las diferentes normativas legales en la formación de profesional a corto/mediano plazo, con un nivel de conciencia que le permite asumir sus responsabilidades en una sociedad de iguales y consolidar la ampliación de la plataforma tecnológica comunicacional, creando las bases para la incorporación a futuro de la educación a distancia.

La creación y funcionamiento de la Misión Alma Mater, exige a las instituciones de Educación Superior, un reajuste académico y administrativo, con la finalidad de proporcionar la base necesaria de una Educación Socialista y la Suprema Felicidad Social, orientando acciones hacia una transformación de la realidad educativa, tales como: la adecuación del sistema educativo al modelo productivo socialista, fortalecer e incentivar la investigación en el proceso educativo, desarrollar la educación intercultural bilingüe, garantizar el acceso al conocimiento para universalizar la educación superior con pertinencia social.

Con el acoplamiento estructural desarrollado en los institutos y colegios universitarios, el Instituto Universitario se ha inclinado por la confianza que ha centrado el Ministerio del Poder Popular para la Educación Superior al nombrar un equipo de profesionales con los méritos académicos, experiencia, arraigo y sentido de pertenencia, para impulsar el Proceso de Transformación y Modernización a Nivel Institucional.

El Presupuesto Institucional para el Ejercicio Fiscal 2010, tendrá como meta garantizar el disfrute de los derechos sociales de forma equitativa de la educación y de esta forma garantizar la formación de Técnicos Superiores Universitarios de alta calidad para la conformación de la Suprema Felicidad Social y el nuevo modelo productivo del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**8.139.321**
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.139.321
Del sector público	8.139.321
Transferencias corrientes internas recibidas del sector público	8.139.321
De la República	8.139.321
FUENTES DE FINANCIAMIENTO	**1.647.995**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.647.995**
Disminución de otros activos financieros	1.647.995
Disminución de disponibilidades	1.647.995
Disminución de Bancos	1.647.995
TOTAL RECURSOS	**9.787.316**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**8.912.988**
GASTOS DE CONSUMO	7.346.016
Remuneraciones	5.527.697
Sueldos, salarios y otras retribuciones	1.532.610
Beneficios y complementos de sueldos y salarios	2.478.651
Aportes patronales	347.580
Prestaciones sociales y otras indemnizaciones	312.486
Asistencia socioeconómica	772.370
Otros gastos de personal	84.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	1.818.319
Bienes de consumo	574.638
Servicios no personales	1.243.681
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.566.972
Al sector privado	1.566.972
Transferencias corrientes al sector privado	1.506.972
Directas a personas	1.506.972
Otras transferencias directas a personas	1.506.972
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000
GASTOS DE CAPITAL	**193.454**
INVERSION REAL DIRECTA	**193.454**
Formación Bruta de Capital Fijo	193.454
Maquinaria, equipos y otros bienes muebles	72.454
Bienes preexistentes	121.000
APLICACIONES FINANCIERAS	**680.874**
DISMINUCION DE PASIVOS	**680.874**
Disminución de cuentas y efectos por pagar	246.050
Disminución de cuentas y efectos por pagar a corto plazo	246.050
Disminución de sueldos, salarios y otras remuneraciones por pagar	23.015
Disminución de aportes patronales y retenciones laborales por pagar	216.823
Disminución cuentas por pagar a proveedores a corto plazo	6.212
Disminución de obligaciones de ejercicios anteriores	434.824
TOTAL GASTOS	9.787.316

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105536	Desarrollo y Fortalecimiento del Vector Estratégico Institucional	Desarrollo / Implantación			12		912.375			912.375
105625	Fortalecimientos de la Planta Fisica y de Los Servicios Generales	Desarrollo / Implantación			4		519.638			519.638
105639	Dotación de Materiales y Suministro, Equipamiento y Mantenimiento de los Bienes Nacionales	Dotación			4		536.878			536.878
105643	Desarrollo de Sistemas Tecnológicos	Plataforma / Equipo			20		42.784			42.784
105649	Formación de Recurso Humano en Pregrado	Alumno Atendido	654	415	1.069		3.595.527			3.595.527
105650	Crear y Desarrollar las Actividades Académicas de Post Grado.	Matrícula			60		18.816			18.816
105657	Desarrollo del Curriculum en las Instituciones de Educación Superior	Plan Curricular			5		33.600			33.600
105677	Permanencia y Formación Integral del Estudiante	Alumno Atendido	250	160	410	767.121	650.831			1.417.952
105703	Integración de las Instituciones de Educación Superior con el Entorno	Programa			7		27.776			27.776
105709	Profundizar la Investigación Institucional	Red De Investigación			12		12.772			12.772
105723	Fortalecimiento de la Producción	Programa			10		95.504			95.504
105744	Funcionamiento de las Actividades Académicas	Dotación			16		586.965			586.965
105758	Dotación y Fortalecimiento de los Laboratorios, Talleres Académicos y Plataforma Tecnológica	Dotación			8		195.966			195.966
	TOTAL					767.121	7.229.432			7.996.553

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		311.294			311.294
02	Gestión Administrativa	880.874	598.595			1.479.469
	TOTAL	880.874	909.889			1.790.763

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**36**	**38**	**15**	**89**	**1.507.614**		**1.507.614**
Directivo		3		3	91.932		91.932
Profesional y Técnico	10	10	6	26	391.680		391.680
Personal Administrativo	2	1		3	29.706		29.706
Personal Docente	24	24	9	57	994.296		994.296
TOTAL	**36**	**38**	**15**	**89**	**1.507.614**		**1.507.614**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	5.527.697
4.02	Materiales, suministros y mercancías	574.638
4.03	Servicios no personales	1.243.681
4.04	Activos reales	193.454
4.07	Transferencias y donaciones	1.566.972
4.11	Disminución de pasivos	680.874
	TOTAL	9.787.316

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**8.139.321**
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.139.321
Del sector público	8.139.321
Transferencias corrientes internas recibidas del sector público	8.139.321
De la República	8.139.321
Recursos Ordinarios	8.139.321
B. GASTOS CORRIENTES	**8.912.988**
GASTOS DE CONSUMO	7.346.016
Remuneraciones	5.527.697
Sueldos, salarios y otras retribuciones	1.532.610
Beneficios y complementos de sueldos y salarios	2.478.651
Aportes patronales	347.580
Prestaciones sociales y otras indemnizaciones	312.486
Asistencia socioeconómica	772.370
Otros gastos de personal	84.000
Compra de Bienes y servicios	1.818.319
Bienes de consumo	574.638
Servicios no personales	1.243.681
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.566.972
Al sector privado	1.566.972
Transferencias corrientes al sector privado	1.506.972
Directas a personas	1.506.972
Otras transferencias directas a personas	1.506.972
Donaciones corrientes al sector privado	60.000
Donaciones a personas	60.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(773.667)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(773.667)**
RECURSOS PROPIOS DE CAPITAL	(773.667)
Ahorro/ Desahorro en Cuenta Corriente	(773.667)
B. GASTOS DE CAPITAL	**193.454**
INVERSIÓN REAL DIRECTA	193.454
Formación Bruta de Capital Fijo	193.454
Maquinaria, equipos y otros bienes muebles	72.454
Bienes preexistentes	121.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(967.121)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.647.995**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.647.995
Disminución de otros activos financieros	1.647.995
Disminución de disponibilidades	1.647.995
Disminución de Bancos	1.647.995
B. APLICACIONES FINANCIERAS	**1.647.995**
DISMINUCION DE PASIVOS	680.874
Disminución de cuentas y efectos por pagar	246.050

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de cuentas y efectos por pagar a corto plazo	246.050
Disminución de sueldos, salarios y otras remuneraciones por pagar	23.015
Disminución de aportes patronales y retenciones laborales por pagar	216.823
Disminución cuentas por pagar a proveedores a corto plazo	6.212
Disminución de otros pasivos	434.824
Disminución de obligaciones de ejercicios anteriores	434.824
DÉFICIT FINANCIERO	967.121

A0952
Universidad Iberoamericana
del Deporte

UNIVERSIDAD IBEROAMERICANA DEL DEPORTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En el marco estratégico del Plan de Desarrollo Económico y Social de la Nación 2007-2013, la Suprema Felicidad Social, es la visión de largo plazo que tiene como punto de partida la construcción de una estructura social incluyente. En este sentido, la Oficina de Planificación de la Universidad tiene como política formular y ejecutar el presupuesto anual de la Universidad Iberoamericana del Deporte, controlando los ingresos y gastos por proyecto, coordinando y evaluando todo el sistema integral universitario de las metas, los objetivos y las funciones académicas y administrativas que debe llevar a cabo la institución. Para ello es necesario dar cumplimiento a las siguientes políticas:

- Dirigir el proceso de formulación, elaboración, discusión, control y evaluación del sistema presupuestario.
- Mantener relaciones de coordinación y representación con organismos externos en lo referente al presupuesto universitario.
- Elaborar el presupuesto de la Universidad cada año y presentarlo ante la ONAPRE, una vez aprobado por el Consejo Universitario, incluyendo además las proyecciones de los estados financieros y toda la información económica financiera y administrativa.
- Evaluar la ejecución presupuestaria anual, para determinar el grado de cumplimiento de las metas y objetivos de proyectos; examinar el nivel de utilización de los recursos correspondientes y verificar el avance en las concepciones y metodologías adoptadas para el proceso de reforma presupuestaria.
- Programar los desembolsos y gastos, concernientes a la adquisición de bienes y servicios acordes con los cronogramas de pagos.
- Coordinar las actividades dirigidas a la obtención de datos para estadística presupuestaria, como instrumento de apoyo para una planificación de la formulación del presupuesto.
- Verificar las órdenes de pago por los diferentes conceptos que son autorizados por las autoridades universitarias, con el objeto de controlar y no exceder de acuerdo a lo que dictan los reglamentos en referencia la disponibilidad de las partidas presupuestarias.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**35.922.878**
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.922.878
Del sector público	35.922.878
Transferencias corrientes internas recibidas del sector público	35.922.878
De la República	35.922.878
TOTAL RECURSOS	**35.922.878**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**33.372.488**
GASTOS DE CONSUMO	32.404.273
Remuneraciones	22.787.165
Sueldos, salarios y otras retribuciones	6.507.656
Beneficios y complementos de sueldos y salarios	8.470.627
Aportes patronales	940.440
Prestaciones sociales y otras indemnizaciones	2.289.681
Asistencia socioeconómica	4.568.761
Otros gastos de personal	10.000
Compra de Bienes y servicios	9.617.108
Bienes de consumo	2.239.027
Servicios no personales	7.378.081
TRANSFERENCIAS Y DONACIONES CORRIENTES	968.215
Al sector privado	968.215
Transferencias corrientes al sector privado	968.215
Directas a personas	968.215
Otras transferencias directas a personas	968.215
GASTOS DE CAPITAL	**2.550.390**
INVERSION REAL DIRECTA	**2.550.390**
Formación Bruta de Capital Fijo	2.550.390
Maquinaria, equipos y otros bienes muebles	2.350.390
Construcciones de bienes de dominio privado	200.000
TOTAL GASTOS	**35.922.878**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
105570	Formación de Postgrado	Alumno Atendido	100	80	180		1.089.602			1.089.602
105608	Intercambio del Conocimiento con la Sociedad	Evento			93		1.782.734			1.782.734
105612	Generación, Divulgación y Aplicación del Conocimiento	Investigación			3		541.100			541.100
105624	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	666	993	1.659		9.957.400			9.957.400
105654	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Alumno Atendido	666	993	1.659		1.556.834			1.556.834
105664	Desarrollo y Mantenimiento de la Infraestructura Física	Metro Cuadrado			41.000		1.203.062			1.203.062
105668	Formación de Pregrado en Carreras Largas	Alumno Atendido	494	815	1.309		5.397.211			5.397.211
	TOTAL						**21.527.943**			**21.527.943**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		12.498.710			12.498.710
02	Gestión Administrativa		1.896.225			1.896.225
	TOTAL		**14.394.935**			**14.394.935**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**122**	**177**		**299**	**5.727.228**		**5.727.228**
Directivo	13	12		25	947.352		947.352
Profesional y Técnico	29	55		84	1.728.750		1.728.750
Personal Administrativo	45	27		72	1.004.634		1.004.634
Personal Docente	14	21		35	908.736		908.736
Personal de Investigación		1		1	34.416		34.416
Personal Médico	5	2		7	145.272		145.272
Obrero	16	59		75	958.068		958.068
Personal Fijo a Tiempo Parcial	**17**	**42**		**59**	**670.428**		**670.428**
Personal Docente	17	42		59	670.428		670.428
Personal Contratado	**2**	**1**		**3**	**110.000**		**110.000**
Profesional y Técnico	2	1		3	110.000		110.000
TOTAL	**141**	**220**		**361**	**6.507.656**		**6.507.656**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	22.787.165
4.02	Materiales, suministros y mercancías	2.239.027
4.03	Servicios no personales	7.378.081
4.04	Activos reales	2.550.390
4.07	Transferencias y donaciones	968.215
	TOTAL	**35.922.878**

CAPITULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**35.922.878**
TRANSFERENCIAS Y DONACIONES CORRIENTES	35.922.878
Del sector público	35.922.878
Transferencias corrientes internas recibidas del sector público	35.922.878
De la República	35.922.878
Recursos Ordinarios	24.977.823
Gestión Fiscal	10.945.055
B. GASTOS CORRIENTES	**33.372.488**
GASTOS DE CONSUMO	32.404.273
Remuneraciones	22.787.165
Sueldos, salarios y otras retribuciones	6.507.656
Beneficios y complementos de sueldos y salarios	8.470.627
Aportes patronales	940.440
Prestaciones sociales y otras indemnizaciones	2.289.681
Asistencia socioeconómica	4.568.761
Otros gastos de personal	10.000
Compra de Bienes y servicios	9.617.108
Bienes de consumo	2.239.027
Servicios no personales	7.378.081
TRANSFERENCIAS Y DONACIONES CORRIENTES	968.215
Al sector privado	968.215
Transferencias corrientes al sector privado	968.215
Directas a personas	968.215
Otras transferencias directas a personas	968.215
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.550.390**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.550.390**
RECURSOS PROPIOS DE CAPITAL	2.550.390
Ahorro/ Desahorro en Cuenta Corriente	2.550.390
B. GASTOS DE CAPITAL	**2.550.390**
INVERSIÓN REAL DIRECTA	2.550.390
Formación Bruta de Capital Fijo	2.550.390
Maquinaria, equipos y otros bienes muebles	2.350.390
Construcciones de bienes de dominio privado	200.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A1315
Instituto Universitario
Latinoamericano de Agroecología Paulo Freire
(IALA)

INSTITUTO UNIVERSITARIO LATINOAMERICANO DE AGROECOLOGÍA PAULO FREIRE (IALA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto orienta su acción a la formación de un profesional integral, enfocado en todo momento hacia la defensa, protección, conservación del ambiente y la biodiversidad, aplicando técnicas y sistemas de producción que respeten la ecología, reivindicando los derechos de los hombres y trabajadores y trabajadoras del campo promoviendo iniciativas productivas con carácter endógeno y agro-ecológico apoyadas en los campesinos y campesinas.

Su objetivo, es formar para la transformación de la organización de la producción agropecuaria y el trabajo agrario, sustentadas en el enfoque agro ecológico, como conocimiento inter y trans-disciplinario que permite el uso apropiado de la biodiversidad a fin de alcanzar la soberanía alimentaria.

El Instituto se enmarca en la política del Ministerio del Poder Popular para la Educación Superior; la cual es crear un nuevo modelo educativo, con énfasis en la formación ética, dirigido a la transformación social, la comprensión de nuestras realidades y entornos, la producción socialista y que de lugar a la diversidad de necesidades y expectativas de formación enmarcada en el Plan Nacional de Desarrollo de la Nación 2007-2013.

Para el año 2010 el Instituto Universitario, reforzará el Proyecto "Fortalecimiento de la Planta Física y de los Servicios Generales", con la finalidad de extender la cobertura de la matrícula escolar, en tal sentido se propone el mejoramiento de dormitorio actuales; la construcción de dormitorios para los nuevos ingresos (en esta oportunidad ingresarán estudiantes del Caribe, tales como estudiantes de Haití; así como también, estudiantes del continente africano); reacondicionamiento del área de cocina, esto con el propósito de brindar un mejor servicio a la comunidad en general; esto significa, la construcción de gabinetes para almacenamiento de utensilios de cocina, la construcción de fregaderos para la limpieza. De igual manera la ampliación, construcción y remodelación de depósitos para herramientas menores, unidades vehiculares, productos de limpieza.

Proporcionar Asistencia Integral al Estudiante: dadas a las características de la población que atiende la Institución, hijos e hijas de campesinos (as), se contempla el apoyo económico a los mismos, a través de becas o ayudas estudiantiles, en los casos en que FUNDAYACUCHO no los cubra, se apoyará de la misma manera en ayudas para medicinas y exámenes especializados; el apoyo en viáticos a las representaciones de tipo académico, deportivas y recreativas fuera de la Institución; la manutención alimenticia de lunes a domingo a toda la población estudiantil durante los períodos académicos correspondientes.

Formación de Recursos Humanos en Pregrado: se contempla el pago al personal docente, técnico que tiene bajo su responsabilidad la formación académica de los educandos; del mismo modo, la elaboración y producción de materiales didácticos, tales como cartillas, textos, guías entre otros.

Desarrollo y Fortalecimiento de la Comunidad Universitaria mediante de las Actividades de Investigación y Extensión: comprende el pago de honorarios profesionales a las personas encargadas de desarrollar actividades extra curriculares en las artísticas, deportivas y recreación entre otras, al igual que los gastos en cuanto al material didáctico dado por la misma actividad; pago de honorarios profesionales a las personas que dictaran talleres, foros referidos al área agroecológica; cubrir los erogaciones ocasionados por la realización de talleres foros en el área agroecológica dentro o fuera de la institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**6.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.000.000
Del sector público	6.000.000
Transferencias corrientes internas recibidas del sector público	6.000.000
De la República	6.000.000
TOTAL RECURSOS	**6.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.000.000**
GASTOS DE CONSUMO	5.650.000
Remuneraciones	2.041.228
Sueldos, salarios y otras retribuciones	698.679
Beneficios y complementos de sueldos y salarios	927.778
Prestaciones sociales y otras indemnizaciones	232.415
Asistencia socioeconómica	142.344
Otros gastos de personal	40.012
Compra de Bienes y servicios	3.608.772
Bienes de consumo	293.100
Servicios no personales	3.315.672
TRANSFERENCIAS Y DONACIONES CORRIENTES	350.000
Al sector privado	350.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Transferencias corrientes al sector privado	350.000
Directas a personas	350.000
Otras transferencias directas a personas	350.000
TOTAL GASTOS	**6.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105825	Fortalecimiento de la Planta Física y de los Servicios Generales.	Institución Fortalecida			1		635.174			635.174
105850	Desarrollo Fortalecimiento de la Comunidad Universitaria a través de las Actividades de Investigación y Extensión.	Documento			1		184.100			184.100
105881	Proporcionar Asistencia Integral al Estudiante.	Alumno Atendido	208	157	365		2.415.429			2.415.429
105895	Formación de Recursos Humanos en Pregrado.	Estudiante			365		1.501.536			1.501.536
TOTAL							4.736.239			4.736.239

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores.		394.214			394.214
02	Gestión Administrativa.		869.547			869.547
TOTAL			1.263.761			1.263.761

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**16**	**13**		**29**	**698.679**		**698.679**
Personal Administrativo	7	5		12	168.447		168.447
Personal Docente	9	8		17	530.232		530.232
TOTAL	**16**	**13**		**29**	**698.679**		**698.679**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.041.228
4.02	Materiales, suministros y mercancías	293.100
4.03	Servicios no personales	3.315.672
4.07	Transferencias y donaciones	350.000
	TOTAL	**6.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**6.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.000.000
Del sector público	6.000.000
Transferencias corrientes internas recibidas del sector público	6.000.000
De la República	6.000.000
Recursos Ordinarios	6.000.000
B. GASTOS CORRIENTES	**6.000.000**
GASTOS DE CONSUMO	5.650.000
Remuneraciones	2.041.228
Sueldos, salarios y otras retribuciones	698.679
Beneficios y complementos de sueldos y salarios	927.778
Prestaciones sociales y otras indemnizaciones	232.415
Asistencia socioeconómica	142.344
Otros gastos de personal	40.012
Compra de Bienes y servicios	3.608.772
Bienes de consumo	293.100
Servicios no personales	3.315.672
TRANSFERENCIAS Y DONACIONES CORRIENTES	350.000
Al sector privado	350.000
Transferencias corrientes al sector privado	350.000
Directas a personas	350.000
Otras transferencias directas a personas	350.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A1322
Universidad Nacional
Experimental de las Artes
(UNEARTE)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LAS ARTES (UNEARTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Universidad Nacional Experimental de las Artes, presenta para el año 2010 un presupuesto que asciende a la cantidad de Bs. 38.534.053, que le permitirá continuar con la formación de Técnicos Superiores Universitarios y Licenciados en Artes Plásticas. Los recursos para el mencionado período fiscal están discriminados de la siguiente manera: Transferencias del Ejecutivo Nacional por el orden de Bs. 36.687.073, cifra que representa el 95% del total de las fuentes de financiamiento. Los ingresos propios se estiman en Bs. 910.569, la disminución de bancos será de Bs. 102.736 y el incremento por depreciación y amortización será de Bs. 833.675.

En relación a las partidas de gastos destacan los siguientes aspectos:

- En los Gastos de Personal se consideraron los beneficios de las contrataciones colectivas del sector universitario para el personal docente, administrativo y obrero vigente desde el año 2007, excluyendo las reclasificaciones de personal docente por la aprobación de trabajos de ascensos y los concursos del personal contratado.

- En las partidas de materiales, suministros y mercancías y servicios no personales se asignaron recursos mínimos para funcionamiento.

- No se prevén inversiones en activos.

- Las transferencias incluyen los beneficios socio-económicos correspondientes al personal jubilado y becas estudiantiles.

Para el año 2010 se atenderá una matrícula de 2.168 estudiantes entre los estados Distrito Capital, Guárico, Portuguesa y Nueva Esparta, de los cuales 800 serán nuevos ingresos.

La matrícula está discriminada en 800 estudiantes del Técnico Superior Universitario y 1.368 estudiantes de Licenciatura.

Se otorgarán 59 ayudantías estudiantiles y 157 becas estudios.

Se estima beneficiar a 917 estudiantes con el servicio de comedor y a 416 estudiantes con el servicio de transporte.

En el área de Extensión Universitaria y vinculación con las comunidades se realizarán 160 actividades de formación, promoción y divulgación artística.

En cuanto a la generación, divulgación y aplicación del conocimiento, se prevé el inicio de 20 proyectos de investigación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**37.597.642**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	910.569
Venta de otros bienes y servicios	910.569
TRANSFERENCIAS Y DONACIONES CORRIENTES	36.687.073
Del sector público	36.687.073
Transferencias corrientes internas recibidas del sector público	36.687.073
De la República	36.687.073
INGRESOS DE CAPITAL	**833.675**
RECURSOS PROPIOS DE CAPITAL	**833.675**
Incremento de la depreciación y amortización acumuladas	833.675
FUENTES DE FINANCIAMIENTO	**102.736**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**102.736**
Disminución de otros activos financieros	102.736
Disminución de disponibilidades	102.736
Disminución de Bancos	102.736
TOTAL RECURSOS	**38.534.053**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**38.324.920**
GASTOS DE CONSUMO	36.935.677
Remuneraciones	31.847.381
Sueldos, salarios y otras retribuciones	11.477.976
Beneficios y complementos de sueldos y salarios	11.235.069
Aportes patronales	1.701.792
Prestaciones sociales y otras indemnizaciones	1.828.944
Asistencia socioeconómica	5.577.692
Otros gastos de personal	25.908
Compra de Bienes y servicios	3.954.781
Bienes de consumo	1.025.261
Servicios no personales	2.929.520
Impuestos indirectos	299.840
Depreciación y amortización	833.675
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.389.243
Al sector privado	1.389.243
Transferencias corrientes al sector privado	1.389.243
Directas a personas	1.389.243
Jubilaciones y otros beneficios asociados	943.743
Otras transferencias directas a personas	445.500
APLICACIONES FINANCIERAS	**209.133**
DISMINUCION DE PASIVOS	**209.133**
Disminución de cuentas y efectos por pagar	209.133
Disminución de cuentas y efectos por pagar a corto plazo	209.133
Disminución de aportes patronales y retenciones laborales por pagar	18.379
Disminución cuentas por pagar a proveedores a corto plazo	190.754
TOTAL GASTOS	**38.534.053**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
105428	Formación de Pregrado en Carreras Cortas	Estudiante			800		2.434.227			2.434.227
105441	Generación, Divulgación y Aplicación del Conocimiento	Proyecto			20		2.034.155			2.034.155
105538	Formación de Pregrado en Carreras Largas	Estudiante			1.368	910.569	6.961.750			7.872.319
105575	Intercambio del Conocimiento con la Sociedad	Actividad			160		2.220.276			2.220.276
105582	Captación, Permanencia y Formación Integral del Estudiante	Estudiante			2.168		4.656.449			4.656.449
105655	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanista	Usuario			2.168		1.304.832			1.304.832
105669	Preservación del Patrimonio Declarado y la Estructura Física	Metro Cuadrado			660		3.615.723			3.615.723
	TOTAL					**910.569**	**23.227.412**			**24.137.981**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		10.781.626			10.781.626
02	Gestión Administrativa	936.411	1.734.292			2.670.703
03	Previsión y Protección Social		943.743			943.743
TOTAL		**936.411**	**13.459.661**			**14.396.072**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**187**	**186**		**373**	**6.808.693**		**6.808.693**
Directivo	11	5		16	527.550		527.550
Profesional y Técnico	74	29		103	1.977.905		1.977.905
Personal Administrativo	11	6		17	206.633		206.633
Personal Docente	64	52		116	2.687.353		2.687.353
Obrero	27	94		121	1.409.252		1.409.252
Personal Fijo a Tiempo Parcial	**46**	**82**		**128**	**1.260.913**		**1.260.913**
Personal Docente	46	82		128	1.260.913		1.260.913
Personal Contratado	**34**	**33**		**67**	**1.037.167**		**1.037.167**
Profesional y Técnico	15	8		23	375.444		375.444
Personal Administrativo	2	1		3	34.812		34.812
Personal Docente	13	12		25	441.247		441.247
Obrero	4	12		16	185.664		185.664
TOTAL	**267**	**301**		**568**	**9.106.773**		**9.106.773**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**9**	**6**	**15**	**943.743**
Empleados	2		2	74.371
Docentes	7	6	13	869.372
TOTAL	**9**	**6**	**15**	**943.743**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	31.847.381
4.02	Materiales, suministros y mercancías	1.025.261
4.03	Servicios no personales	3.229.360
4.07	Transferencias y donaciones	1.389.243
4.08	Otros gastos	833.675
4.11	Disminución de pasivos	209.133
	TOTAL	**38.534.053**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**37.597.642**
TRANSFERENCIAS Y DONACIONES CORRIENTES	36.687.073
Del sector público	36.687.073
Transferencias corrientes internas recibidas del sector público	36.687.073
De la República	36.687.073
Recursos Ordinarios	36.687.073
Ingresos por la venta de bienes y servicios de la administración pública	910.569
Venta de otros bienes y servicios	910.569
B. GASTOS CORRIENTES	**38.324.920**
GASTOS DE CONSUMO	36.935.677
Remuneraciones	31.847.381
Sueldos, salarios y otras retribuciones	11.477.976
Beneficios y complementos de sueldos y salarios	11.235.069
Aportes patronales	1.701.792
Prestaciones sociales y otras indemnizaciones	1.828.944
Asistencia socioeconómica	5.577.692
Otros gastos de personal	25.908
Compra de Bienes y servicios	3.954.781
Bienes de consumo	1.025.261
Servicios no personales	2.929.520
Impuestos indirectos	299.840
Depreciación y amortización	833.675

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.389.243
Al sector privado	1.389.243
Transferencias corrientes al sector privado	1.389.243
Directas a personas	1.389.243
Jubilaciones y otros beneficios asociados	943.743
Otras transferencias directas a personas	445.500
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(727.278)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**106.397**
RECURSOS PROPIOS DE CAPITAL	106.397
Ahorro/ Desahorro en Cuenta Corriente	(727.278)
Incremento de la depreciación y amortización acumuladas	833.675
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**106.397**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**209.133**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	102.736
Disminución de otros activos financieros	102.736
Disminución de disponibilidades	102.736
Disminución de Bancos	102.736
SUPERÁVIT FINANCIERO	106.397
B. APLICACIONES FINANCIERAS	**209.133**
DISMINUCION DE PASIVOS	209.133
Disminución de cuentas y efectos por pagar	209.133
Disminución de cuentas y efectos por pagar a corto plazo	209.133
Disminución de aportes patronales y retenciones laborales por pagar	18.379
Disminución cuentas por pagar a proveedores a corto plazo	190.754

36
Ministerio del Poder Popular para la Comunicación y la Información

A0079

Servicio Autónomo

Imprenta Nacional y Gaceta Oficial

SERVICIO AUTÓNOMO IMPRENTA NACIONAL Y GACETA OFICIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo Imprenta Nacional y Gaceta Oficial, ente adscrito al Ministerio del Poder Popular para la Comunicación y la Información, es el encargado de imprimir diariamente la Gaceta Oficial e igualmente cualquier otro material gráfico, demandado por el Estado, orientado a la consolidación de la nueva ética y moral, promovida por el proceso bolivariano, que radica en los principios de igualdad, solidaridad, desarrollo colectivo, fraternidad y en general, los valores socialistas planteados en el Proyecto Nacional "Simón Bolívar".

Esta Institución está comprometida a satisfacer las necesidades y demandas del Estado, en materia de impresión gráfica, a través de una organización identificada con los valores y principios de honestidad, transparencia y calidad humana, ofreciendo bajos costos y alta calidad, garantizando así el acceso de la población al conocimiento y brindando todo el apoyo necesario, a la difusión del libro y el hábito de la lectura a todos los ciudadanos y ciudadanas del país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**26.601.105**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	10.912.568
Venta de servicios	10.912.568
INGRESOS DE OPERACIÓN	60.000
Otros ingresos de operación	60.000
INGRESOS DE LA PROPIEDAD	110.000
Intereses	110.000
Intereses internos	110.000
Intereses por depósitos	110.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.518.537
Del sector público	15.518.537
Transferencias corrientes internas recibidas del sector público	15.518.537
De la República	15.518.537
INGRESOS DE CAPITAL	**1.365.252**
RECURSOS PROPIOS DE CAPITAL	1.365.252
Incremento de la depreciación y amortización acumuladas	1.365.252
FUENTES DE FINANCIAMIENTO	**4.934.748**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.934.748
Disminución de otros activos financieros	4.934.748
Disminución de disponibilidades	4.934.748
Disminución de caja	4.934.748
TOTAL RECURSOS	**32.901.105**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**27.523.816**
GASTOS DE CONSUMO	25.000.922
Remuneraciones	12.995.643
Sueldos, salarios y otras retribuciones	2.780.332
Beneficios y complementos de sueldos y salarios	3.876.048
Aportes patronales	315.906
Prestaciones sociales y otras indemnizaciones	710.442
Asistencia socioeconómica	5.312.915
Compra de bienes y servicios	10.640.027
Bienes de consumo	3.935.477
Servicios no personales	6.704.550
Depreciación y amortización	1.365.252
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.522.894
Al sector privado	2.522.894
Transferencias corrientes al sector privado	2.522.894
Directas a personas	2.522.894
Pensiones y otros beneficios asociados	187.111
Jubilaciones y otros beneficios asociados	2.335.783
GASTOS DE CAPITAL	**4.627.289**
INVERSIÓN REAL DIRECTA	**4.627.289**
Formación bruta de capital Fijo	3.952.690
Maquinaria, equipos y otros bienes muebles	3.952.690
Bienes intangibles	674.599
APLICACIONES FINANCIERAS	**750.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCIÓN DE PASIVOS	**750.000**
Disminución de cuentas y efectos por pagar	750.000
Disminución de cuentas y efectos por pagar a corto plazo	750.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	750.000
TOTAL GASTOS	**32.901.105**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107741	Impresión de Material Gráfico Ajustado al Enfoque de la Nueva Ética Socialista.	Ejemplar			15.460.000	8.666.128	9.226.726		4.410.000	22.302.854
TOTAL						**8.666.128**	**9.226.726**		**4.410.000**	**22.302.854**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.768.917			3.768.917
02	Gestión Administrativa	2.416.440			1.890.000	4.306.440
03	Previsión y Protección Social		2.522.894			2.522.894
TOTAL		**2.416.440**	**6.291.811**		**1.890.000**	**10.598.251**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**51**	**89**	**38**	**178**	**2.218.476**	**170.820**	**2.389.296**
Directivo	2	1	4	7	139.572		139.572
Profesional y Técnico	2	1	12	15	263.040	14.464	277.504
Administrativo	3		11	14	163.596	6.620	170.216
Obrero	44	87	11	142	1.652.268	149.736	1.802.004
Personal Contratado	**20**	**23**		**43**	**560.352**		**560.352**
Directivo	2	2		4	75.794		75.794
Profesional y Técnico	8	4		12	84.789		84.789
Administrativo	3	2		5	129.625		129.625
Obrero	7	15		22	270.144		270.144
TOTAL	**71**	**112**	**38**	**221**	**2.778.828**	**170.820**	**2.949.648**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**8**	**3**	**11**	**187.111**
Obreros	5	1	6	102.099
Empleados	3	2	5	85.012
Jubilados	**23**	**40**	**63**	**2.335.783**
Obreros	17	38	55	1.672.728
Empleados	6	2	8	663.055
TOTAL	**31**	**43**	**74**	**2.522.894**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	12.995.643
4.02	Materiales, suministros y mercancías	3.935.477
4.03	Servicios no personales	6.704.550
4.04	Activos reales	4.627.289
4.07	Transferencias y donaciones	2.522.894
4.08	Otros gastos	1.365.252
4.11	Disminución de pasivos	750.000
	TOTAL	**32.901.105**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**26.601.105**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.518.537
Del sector público	15.518.537
Transferencias corrientes internas recibidas del sector público	15.518.537
De la República	15.518.537
Recursos Ordinarios (Ministerio del Poder Popular para la Comunicación y la Información)	15.518.537
Ingresos por la venta de bienes y servicios de la administración pública	10.912.568
Venta de servicios	10.912.568
INGRESOS DE OPERACIÓN	60.000
Otros ingresos de operación	60.000
INGRESOS DE LA PROPIEDAD	110.000
Intereses	110.000
Intereses internos	110.000
Intereses por depósitos	110.000
B. GASTOS CORRIENTES	**27.523.816**
GASTOS DE CONSUMO	25.000.922
Remuneraciones	12.995.643
Sueldos, salarios y otras retribuciones	2.780.332
Beneficios y complementos de sueldos y salarios	3.876.048
Aportes patronales	315.906
Prestaciones sociales y otras indemnizaciones	710.442
Asistencia socioeconómica	5.312.915
Compra de bienes y servicios	10.640.027
Bienes de consumo	3.935.477
Servicios no personales	6.704.550
Depreciación y amortización	1.365.252
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.522.894
Al sector privado	2.522.894
Transferencias corrientes al sector privado	2.522.894
Directas a personas	2.522.894
Pensiones y otros beneficios asociados	187.111
Jubilaciones y otros beneficios asociados	2.335.783
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(922.711)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**442.541**
RECURSOS PROPIOS DE CAPITAL	442.541
Ahorro/ (Desahorro) en Cuenta Corriente	(922.711)
Incremento de la depreciación y amortización acumuladas	1.365.252
B. GASTOS DE CAPITAL	**4.627.289**
INVERSIÓN REAL DIRECTA	4.627.289
Formación bruta de capital fijo	3.952.690
Maquinaria, equipos y otros bienes muebles	3.952.690
Bienes intangibles	674.599
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(4.184.748)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.934.748**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.934.748
Disminución de otros activos financieros	4.934.748
Disminución de disponibilidades	4.934.748
Disminución de caja	4.934.748
B. APLICACIONES FINANCIERAS	**4.934.748**
DISMINUCIÓN DE PASIVOS	750.000
Disminución de cuentas y efectos por pagar	750.000
Disminución de cuentas y efectos por pagar a corto plazo	750.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	750.000
DÉFICIT FINANCIERO	4.184.748

A0468
Fundación Televisora Venezolana Social
(TEVES)

FUNDACIÓN TELEVISORA VENEZOLANA SOCIAL (TEVES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Televisora Venezolana Social (TEVES), creada por Decreto Presidencial N° 5.349 de fecha 11 de mayo de 2007, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.681 de la misma fecha, tiene como función operar un canal de servicio público en señal abierta, con el fin de ofrecer una programación cultural, educativa y de recreación, que impulse el proceso de construcción de un nuevo imaginario y una nueva conciencia en nuestro pueblo, vinculada a la transformación de la sociedad venezolana.

Para tal fin, TEVES tiene como objetivos, entre otros:

- Servir de plataforma a la difusión de la producción audiovisual nacional independiente.
- Proyectar los logros y avances del pueblo venezolano en la construcción de su soberanía.
- Fomentar los valores de la Constitución Bolivariana, la identidad nacional y la integración latinoamericana y caribeña.

El ciudadano Comandante Presidente de la República, en acto público, ordenó al Sistema Nacional de Medios Públicos, y en este caso, a TEVES, el apoyo a los logros deportivos, que se expresan a través de la política de "Revolución Deportiva", mediante la transmisión de los eventos donde participen atletas y selecciones nacionales, así como eventos deportivos de interés para nuestro país. Cabe destacar, que al ser TEVES una Fundación, sus fondos no son entregados en su totalidad por el Ejecutivo Nacional, sino que debe financiar una parte significativa de sus operaciones, mediante ingresos propios, a través de la venta de espacios publicitarios.

Para el logro de su misión, objetivos y metas, TEVES requiere difundir contenidos de estreno y mantener la señal al aire, en un equivalente de 8.760 horas, durante todo el año 2010. De acuerdo a esto, es fundamental ofrecer a los usuarios y usuarias de la televisión social pública, una programación de excelencia, donde se complementen las horas de programación, con la garantía de una señal de calidad.

Para el año 2010, se plantea la tarea de buscar un modelo de televisión innovador, con el apoyo de los profesionales al frente de TEVES, quienes aprovecharán las potencialidades y los valores positivos, que ofrece la tecnología asociada a los medios, para generar un proyecto social y pedagógico, cuyos contenidos programáticos, contribuyan a formar colectivamente, usuarios con una conciencia comunicacional de responsabilidad social nacional. Un cambio de mirada, que enfoque la gestión institucional en acciones estratégicas y prioritarias, de intervención y participación social, en concordancia con los lineamientos y políticas de nuestros entes rectores y evaluadores.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**24.659.859**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.000.000
Venta de servicios	12.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.659.859
Del sector público	12.659.859
Donaciones corrientes internas recibidas del sector público	12.659.859
De la República	12.659.859
INGRESOS DE CAPITAL	**763.333**
RECURSOS PROPIOS DE CAPITAL	763.333
Incremento de la depreciación y amortización acumuladas	763.333
TOTAL RECURSOS	**25.423.192**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**23.588.961**
GASTOS DE CONSUMO	23.542.085
Remuneraciones	9.817.068
Sueldos, salarios y otras retribuciones	4.216.899
Beneficios y complementos de sueldos y salarios	1.142.502
Aportes patronales	949.707
Prestaciones sociales y otras indemnizaciones	1.691.420
Asistencia socioeconómica	1.816.540
Compra de bienes y servicios	12.961.684
Bienes de consumo	2.433.170
Servicios no personales	10.528.514
Depreciación y amortización	763.333
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.876
Al sector privado	46.876
Transferencias corrientes al sector privado	46.876
Directas a personas	46.876
Jubilaciones y otros beneficios asociados	46.876
GASTOS DE CAPITAL	**62.565**
INVERSION REAL DIRECTA	62.565
Formación bruta de capital fijo	62.565
Maquinaria, equipos y otros bienes muebles	54.232
Construcciones de bienes de dominio privado	8.333

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**1.771.666**
INVERSION FINANCIERA	763.333
Incremento de otros activos financieros	763.333
Incremento de disponibilidades	763.333
Incremento de bancos	763.333
DISMINUCION DE PASIVOS	1.008.333
Disminución de cuentas y efectos por pagar	1.008.333
Disminución de cuentas y efectos por pagar a corto plazo	504.166
Disminución de sueldos, salarios y otras remuneraciones por pagar	504.166
Disminución de cuentas y efectos por pagar a mediano y largo plazo	504.167
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	504.167
TOTAL GASTOS	**25.423.192**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107345	Difundir Contenidos Programáticos que Contribuyan al Enriquecimiento Cultural de los Venezolanos y Venezolanas	Hora			7.462	12.000.000			763.333	12.763.333
	TOTAL					**12.000.000**			**763.333**	**12.763.333**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.450.270			6.450.270
02	Gestión Administrativa		6.162.713			6.162.713
03	Previsión y Protección Social		46.876			46.876
	TOTAL		**12.659.859**			**12.659.859**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**77**	**213**		**290**	**4.086.695**	**1.142.502**	**5.229.197**
Directivo	9	4		13	389.882	81.476	471.358
Profesional y Técnico	58	176		234	3.440.406	861.724	4.302.130
Administrativo	6	2		8	37.725		37.725
Obrero	4	31		35	218.682	199.302	417.984
TOTAL	**77**	**213**		**290**	**4.086.695**	**1.142.502**	**5.229.197**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados		**1**	**1**	**46.876**
Empleados		1	1	46.876
TOTAL		**1**	**1**	**46.876**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	9.817.068
4.02	Materiales, suministros y mercancías	2.433.170
4.03	Servicios no personales	10.528.514
4.04	Activos reales	62.565
4.05	Activos financieros	763.333
4.07	Transferencias y donaciones	46.876
4.08	Otros gastos	763.333
4.11	Disminución de pasivos	1.008.333
	TOTAL	**25.423.192**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**24.659.859**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.659.859
Del sector público	12.659.859
Donaciones corrientes internas recibidas del sector público	12.659.859
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	12.659.859
Ingresos por la venta de bienes y servicios de la administración pública	12.000.000
Venta de servicios	12.000.000
B. GASTOS CORRIENTES	**23.588.961**
GASTOS DE CONSUMO	23.542.085
Remuneraciones	9.817.068
Sueldos, salarios y otras retribuciones	4.216.899
Beneficios y complementos de sueldos y salarios	1.142.502
Aportes patronales	949.707
Prestaciones sociales y otras indemnizaciones	1.691.420
Asistencia socioeconómica	1.816.540
Compra de bienes y servicios	12.961.684
Bienes de consumo	2.433.170
Servicios no personales	10.528.514
Depreciación y amortización	763.333
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.876
Al sector privado	46.876
Transferencias corrientes al sector privado	46.876
Directas a personas	46.876
Jubilaciones y otros beneficios asociados	46.876
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO /(DESAHORRO)	**1.070.898**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.834.231**
RECURSOS PROPIOS DE CAPITAL	1.834.231
Ahorro/ (Desahorro) en Cuenta Corriente	1.070.898
Incremento de la depreciación y amortización acumuladas	763.333
B. GASTOS DE CAPITAL	**62.565**
INVERSIÓN REAL DIRECTA	62.565
Formación bruta de capital fijo	62.565
Maquinaria, equipos y otros bienes muebles	54.232
Construcciones de bienes de dominio privado	8.333
C. RESULTADO FINANCIERO: SUPERÁVIT/ (DÉFICIT)	**1.771.666**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.771.666**
SUPERÁVIT FINANCIERO	1.771.666
B. APLICACIONES FINANCIERAS	**1.771.666**
INVERSION FINANCIERA	763.333
Incremento de otros activos financieros	763.333
Incremento de disponibilidades	763.333
Incremento de bancos	763.333

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCION DE PASIVOS	1.008.333
Disminución de cuentas y efectos por pagar	1.008.333
Disminución de cuentas y efectos por pagar a corto plazo	504.166
Disminución de sueldos, salarios y otras remuneraciones por pagar	504.166
Disminución de cuentas y efectos por pagar a mediano y largo plazo	504.167
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	504.167

A0474

Fundación Premio Nacional de Periodismo

FUNDACIÓN PREMIO NACIONAL DE PERIODISMO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La creación de la Fundación Premio Nacional de Periodismo (FPNP), fue autorizada mediante Decreto N° 1.028 de fecha 19 de julio de 1990, publicado en la Gaceta Oficial N° 34.696 del día 17 de abril de 1991 y registrada el 25 de mayo de 1992.

La institución, limitó sus funciones a la entrega del Premio Nacional de Periodismo, siendo a partir del año 2008, cuando sus actividades, se extienden más allá del reconocimiento anual de los periodistas.

La fundación fue adscrita al Ministerio del Poder Popular para la Comunicación y la Información, mediante Decreto N° 2.622 de fecha 23 de septiembre de 2003, publicado en Gaceta Oficial N° 37.784 de fecha 26 de septiembre del mismo año.

Esta institución, cuyos primeros pasos financieros se iniciaron a partir del año 2008, busca afianzarse como una alternativa para el reforzamiento académico de los periodistas, así como el estímulo al trabajo anual de estos profesionales, en los distintos medios de comunicación social, a través de la entrega del Premio Nacional de Periodismo, que reconoce la excelencia y calidad de esa actividad.

La FPNP, yendo más allá del reconocimiento a una labor anual, y por disposición del Consejo Consultivo, orientará sus funciones hacia el área de la docencia y formación académica, de manera de llenar un vacío que se ha producido en el seno del gremio, que descuidó las responsabilidades que le son propias.

Ante la nueva realidad de encaminar al país hacia otros derroteros, estamos tras la búsqueda de un nuevo profesional, con valores que respondan al nuevo socialismo del Siglo XXI, respetuosos de un pueblo que exige ser informado de manera oportuna y veraz, en aras de ampliar conocimientos y buscando la excelencia que permita abrir horizontes, para la discusión de temas que interesan a todo el país.

La FPNP como institución, no pretende invadir los espacios de la academia como tal (universidad), pero sí insistir en la preparación y actualización de los periodistas venezolanos, no sólo en lo que a nueva tecnología de la información se refiere, sino también en lo que concierne al pensamiento, donde cada día es más importante la humanidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.083**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.083
Del sector público	4.083
Transferencias corrientes internas recibidas del sector público	4.083
De la República	4.083
TOTAL RECURSOS	**4.083**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**4.083**
GASTOS DE CONSUMO	4.083
Compra de bienes y servicios	4.083
Bienes de consumo	4.083
TOTAL GASTOS	**4.083**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa		4.083			4.083
	TOTAL		**4.083**			**4.083**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.02	Materiales, suministros y mercancías	4.083
	TOTAL	**4.083**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.083**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.083
Del sector público	4.083
Transferencias corrientes internas recibidas del sector público	4.083
De la República (Ministerio del Poder Popular para Comunicación y la Información	4.083
Recursos Ordinarios	4.083
B. GASTOS CORRIENTES	**4.083**
GASTOS DE CONSUMO	4.083
Compra de Bienes y servicios	4.083
Bienes de consumo	4.083
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0490

Fundación Ávila TVE

FUNDACIÓN ÁVILA TV

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Ávila TV, adscrita al Ministerio del Poder Popular para la Comunicación y la Información, según Decreto N° 6.557 de fecha 18 de diciembre de 2008, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.083 de la misma fecha, tiene por objeto proporcionar a las comunidades, un canal de televisión que procure proyectar y desarrollar las formas de organización social, las prácticas culturales urbanas, las necesidades de los sectores excluidos y los principales problemas de las comunidades, a través de las políticas públicas ejecutadas para ello.

En este sentido, buscando lograr las metas de la manera más eficiente, se han establecido dos proyectos y dos acciones centralizadas en el presupuesto del Ejercicio Económico Financiero 2010. El primer proyecto denominado "Fortalecimiento del Proyecto Formativo y Comunicacional de Ávila TV", que comprende seis acciones específicas y el segundo denominado "Escuela de Medios y Producción Audiovisual", que desarrollará tres acciones específicas.

El primer proyecto, tiene como objetivo lograr una programación variada, dirigida a destacar los logros de la revolución y que refleje la cultura, la memoria, los movimientos sociales y las entidades colectivas propias de la ciudad, y al mismo tiempo, mejorar los espacios televisivos de opinión, entretenimiento, recreación, investigación y educativos, debido a la falta de congruencia, entre la programación de los medios privados y las necesidades reales de la población venezolana.

Por otra parte, Ávila TV nació como un proyecto Televisión-Escuela, de allí la necesidad de desarrollar y ejecutar el proyecto "Escuela de Producción Audiovisual", cuyo objetivo es impulsar y fortalecer la formación de los estudiantes en áreas técnicas, teóricas y políticas para la producción y realización de audiovisuales, de manera que sus productos expresen y reflejen la cultura, la memoria, los movimientos sociales y las identidades colectivas, propias de las ciudades en las cuales habitan.

Finalmente, la meta para el año 2010, es la consolidación tanto del canal, como de la escuela de producción de audiovisuales, para lo cual se requiere de un recurso humano, adaptado a los nuevos cambios, además de inversiones, que garanticen la operatividad y funcionamiento del canal. De igual manera, esta consolidación se entiende también como la búsqueda y desarrollo de convenios y ventas de espacios televisivos, que permitan obtener recursos financieros para cubrir las necesidades de autofinanciamiento del canal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**14.431.007**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	480.000
Venta de servicios	480.000
INGRESOS DE LA PROPIEDAD	66.000
Intereses	30.000
Intereses internos	30.000
Intereses por depósitos	30.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	36.000
Alquileres	36.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.885.007
Del sector público	13.885.007
Transferencias corrientes internas recibidas del sector público	13.885.007
De la República	13.885.007
INGRESOS DE CAPITAL	**515.566**
RECURSOS PROPIOS DE CAPITAL	515.566
Incremento de la depreciación y amortización acumuladas	515.566
FUENTES DE FINANCIAMIENTO	**612.995**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	612.995
Disminución de otros activos financieros	612.995
Disminución de disponibilidades	612.995
Disminución de cuentas por cobrar a corto plazo	612.995
Disminución de cuentas comerciales por cobrar a corto plazo	612.995
TOTAL RECURSOS	**15.559.568**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**13.756.632**
GASTOS DE CONSUMO	13.686.632
Remuneraciones	9.042.401
Sueldos, salarios y otras retribuciones	4.531.472
Beneficios y complementos de sueldos y salarios	1.456.123
Aportes patronales	552.106
Prestaciones sociales y otras indemnizaciones	609.397
Asistencia socioeconómica	1.796.980
Otros gastos de personal	96.323
Compra de bienes y servicios	4.128.665
Bienes de consumo	1.431.350
Servicios no personales	2.697.315
Depreciación y amortización	515.566
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.000
Al sector público	70.000
Transferencias corrientes al sector público	70.000
A los entes descentralizados sin fines empresariales para sus gastos	70.000
GASTOS DE CAPITAL	**1.367.936**
INVERSIÓN REAL DIRECTA	1.367.936
Formación bruta de capital fijo	1.019.259
Edificios e instalaciones	179.485
Maquinaria, equipos y otros bienes muebles	839.774
Bienes intangibles	348.677

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**435.000**
INVERSIÓN FINANCIERA	435.000
Incremento de otros activos financieros	435.000
Incremento de disponibilidades	435.000
Incremento de bancos	435.000
TOTAL GASTOS	**15.559.568**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
107928	Fortalecimiento del Proyecto Formativo y Comunicacional de Ávila TV	Hora			8.760		10.582.674		347.636	10.930.310
108051	Escuela de Medios y Producción Audiovisual	Productor			115		1.164.242		46.813	1.211.055
	TOTAL						**11.746.916**		**394.449**	**12.141.365**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.185.662			1.185.662
02	Gestión Administrativa	546.000	952.429		734.112	2.232.541
	TOTAL	**546.000**	**2.138.091**		**734.112**	**3.418.203**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**105**	**260**	**54**	**419**	**2.441.446**		**2.441.446**
Directivo	2	3		5	238.845		238.845
Profesional y Técnico	74	206	42	322	1.800.430		1.800.430
Administrativo	12		3	15	123.272		123.272
Docente	8	12		20	98.618		98.618
Obrero	9	39	9	57	180.281		180.281
Personal Contratado	**90**	**30**		**120**	**992.308**		**992.308**
Profesional y Técnico	90	30		120	992.308		992.308
TOTAL	**195**	**290**	**54**	**539**	**3.433.754**		**3.433.754**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	9.042.401
4.02	Materiales, suministros y mercancías	1.431.350
4.03	Servicios no personales	2.697.315
4.04	Activos reales	1.367.936
4.05	Activos financieros	435.000
4.07	Transferencias y donaciones	70.000
4.08	Otros gastos	515.566
	TOTAL	**15.559.568**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**14.431.007**
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.885.007
Del sector público	13.885.007
Transferencias corrientes internas recibidas del sector público	13.885.007
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	13.885.007
Recursos Ordinarios	13.885.007
Ingresos por la venta de bienes y servicios de la administración pública	480.000
Venta de servicios	480.000
INGRESOS DE LA PROPIEDAD	66.000
Intereses	30.000
Intereses internos	30.000
Intereses por depósitos	30.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	36.000
Alquileres	36.000
B. GASTOS CORRIENTES	**13.756.632**
GASTOS DE CONSUMO	13.686.632
Remuneraciones	9.042.401
Sueldos, salarios y otras retribuciones	4.531.472
Beneficios y complementos de sueldos y salarios	1.456.123
Aportes patronales	552.106
Prestaciones sociales y otras indemnizaciones	609.397
Asistencia socioeconómica	1.796.980
Otros	96.323
Compra de bienes y servicios	4.128.665
Bienes de consumo	1.431.350
Servicios no personales	2.697.315
Depreciación y amortización	515.566
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.000
Al sector público	70.000
Transferencias corrientes al sector público	70.000
A los entes descentralizados sin fines empresariales para sus gastos	70.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**674.375**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.189.941**
RECURSOS PROPIOS DE CAPITAL	1.189.941
Ahorro/ (Desahorro) en Cuenta Corriente	674.375
Incremento de la depreciación y amortización acumuladas	515.566
B. GASTOS DE CAPITAL	**1.367.936**
INVERSIÓN REAL DIRECTA	1.367.936
Formación bruta de capital fijo	1.019.259
Edificios e instalaciones	179.485
Maquinaria, equipos y otros bienes muebles	839.774
Bienes intangibles	348.677
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(177.995)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**612.995**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	612.995
Disminución de otros activos financieros	612.995
Disminución de cuentas por cobrar a corto plazo	612.995
Disminución de cuentas comerciales por cobrar a corto plazo	612.995
B. APLICACIONES FINANCIERAS	**612.995**
INVERSIÓN FINANCIERA	435.000
Incremento de otros activos financieros	435.000
Incremento de disponibilidades	435.000
Incremento de bancos	435.000
DÉFICIT FINANCIERO	177.995

A1601

Fundación Correo del Orinoco

FUNDACIÓN EL CORREO DEL ORINOCO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación El Correo del Orinoco, creada por Decreto Presidencial N° 6.879 de fecha 19 de agosto de 2009, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.245 de la misma fecha, tiene como objetivo principal, proporcionar a las comunidades un medio de información impreso, de circulación diaria que proyecte y desarrolle la nueva estrategia comunicacional del Ejecutivo Nacional, siguiendo el concepto y los principios éticos por los que el Libertador Simón Bolívar, creó en 1818, el periódico impreso denominado "*Correo del Orinoco*".

Dicho periódico, como herramienta de difusión de la información, contribuirá a enfrentar el terrorismo mediático, informando de manera oportuna y veraz, brindando apoyo a la divulgación de los cometidos y fines del Estado, todo conforme a lo establecido en la Constitución de la República Bolivariana de Venezuela, divulgando asimismo, los planes establecidos, para la búsqueda del fortalecimiento y profundización del proceso revolucionario y de la propagación de los alcances de las distintas misiones sociales, emprendidas por el Gobierno Bolivariano, todo ello en total consonancia con la promoción y construcción de una patria definitivamente independiente y socialista.

Para el año 2010, orientará el gasto para diseñar, elaborar y difundir los logros de la acción de gobierno, en función a sus lineamientos y a las directrices emanadas del Ministerio del Poder Popular para la Comunicación y la Información.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.617.946**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.617.946
Del sector público	10.617.946
Transferencias corrientes internas recibidas del sector público	10.617.946
De la República	10.617.946
INGRESOS DE CAPITAL	**15.300**
RECURSOS PROPIOS DE CAPITAL	15.300
Incremento de la depreciación y amortización acumuladas	15.300
TOTAL RECURSOS	**10.633.246**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**9.370.300**
GASTOS DE CONSUMO	9.370.300
Remuneraciones	3.027.500
Sueldos, salarios y otras retribuciones	1.572.000
Beneficios y complementos de sueldos y salarios	1.035.000
Aportes patronales	220.500
Prestaciones sociales y otras indemnizaciones	200.000
Compra de bienes y servicios	6.327.500
Bienes de consumo	2.110.000
Servicios no personales	4.217.500
Depreciación y amortización	15.300
GASTOS DE CAPITAL	**1.262.946**
INVERSIÓN REAL DIRECTA	1.262.946
Formación bruta de capital fijo	1.262.946
Maquinaria, equipos y otros bienes muebles	762.946
Construcciones de bienes de dominio privado	500.000
TOTAL GASTOS	**10.633.246**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
109069	Constitución del Sistema de Gestión Institucional para el Diseño, Elaboración y Difusión del Diario "Correo del Orinoco"	Periódico/ Revista			16.100.000		6.417.946			6.417.946
TOTAL							**6.417.946**			**6.417.946**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.027.500			3.027.500
02	Gestión Administrativa		1.172.500		15.300	1.187.800
TOTAL			**4.200.000**		**15.300**	**4.215.300**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**27**	**73**	**31**	**131**	**1.500.000**		**1.500.000**
Directivo	7	14		21	331.200		331.200
Profesional y Técnico	15	38		53	805.000		805.000
Administrativo	3		31	34	240.000		240.000
Obrero	2	21		23	123.800		123.800
TOTAL	**27**	**73**	**31**	**131**	**1.500.000**		**1.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.027.500
4.02	Materiales, suministros y mercancías	2.110.000
4.03	Servicios no personales	4.217.500
4.04	Activos reales	1.262.946
4.08	Otros gastos	15.300
	TOTAL	**10.633.246**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.617.946**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.617.946
Del sector público	10.617.946
Transferencias corrientes internas recibidas del sector público	10.617.946
De la República (Ministerio del Poder Popular para la Comunicación y la Información)	10.617.946
Recursos Ordinarios	10.617.946
B. GASTOS CORRIENTES	**9.370.300**
GASTOS DE CONSUMO	9.370.300
Remuneraciones	3.027.500
Sueldos, salarios y otras retribuciones	1.572.000
Beneficios y complementos de sueldos y salarios	1.035.000
Aportes patronales	220.500
Prestaciones sociales y otras indemnizaciones	200.000
Compra de bienes y servicios	6.327.500
Bienes de consumo	2.110.000
Servicios no personales	4.217.500
Depreciación y amortización	15.300
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO /(DESAHORRO)	**1.247.646**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.262.946**
RECURSOS PROPIOS DE CAPITAL	1.262.946
Ahorro/ (Desahorro) en Cuenta Corriente	1.247.646
Incremento de la depreciación y amortización acumuladas	15.300
B. GASTOS DE CAPITAL	**1.262.946**
INVERSIÓN REAL DIRECTA	1.262.946
Formación bruta de capital fijo	1.262.946
Maquinaria, equipos y otros bienes muebles	762.946
Construcciones de bienes de dominio privado	500.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

37

Ministerio del Poder Popular del Despacho de la Presidencia

A0216

Fundación "Pueblo Soberano"

FUNDACIÓN "PUEBLO SOBERANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La orientación primordial de la Fundación Pueblo Soberano para el año 2010, estará dirigida a darle cabal cumplimiento al objetivo del organismo, como lo es apoyar y prestar asistencia a los sectores más necesitados del país para contribuir con el logro de mayores niveles de desarrollo, bienestar social y calidad de vida, y en consecuencia, seguir beneficiando a la población de escasos recursos.

En ese sentido, y a objeto de continuar con el cumplimiento de nuestra misión, se llevarán a efecto actividades enmarcadas en los siguientes aspectos:

- Lograr el recurso humano suficiente, necesario y capacitado para atender los objetivos de la Fundación.
- Obtener los insumos necesarios para el funcionamiento de la Fundación y dotar las instalaciones con los equipos requeridos.
- Apoyar y prestar asistencia mediante donaciones, a los sectores sociales más necesitados del país.

La Fundación contará con un presupuesto de ingresos y gastos para el año 2010 de Bs. 38.317.016, de los cuales Bs. 38.000.000 provienen de las transferencias corrientes asignadas por el Ejecutivo Nacional, a través del Ministerio del Poder Popular del Despacho de la Presidencia y Bs. 317.016 de recursos provenientes de la variación en la depreciación y amortización de activos.

Los créditos asignados, estarán orientados a cumplir con los objetivos siguientes:

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**38.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	38.000.000
Del sector público	38.000.000
Transferencias corrientes internas recibidas del sector público	38.000.000
De la República	38.000.000
INGRESOS DE CAPITAL	**317.016**
RECURSOS PROPIOS DE CAPITAL	317.016
Incremento de la depreciación y amortización acumuladas	317.016
TOTAL RECURSOS	**38.317.016**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**37.596.124**
GASTOS DE CONSUMO	21.637.513
Remuneraciones	17.485.544
Sueldos, salarios y otras retribuciones	6.552.727
Beneficios y complementos de sueldos y salarios	3.156.853
Aportes patronales	581.663
Prestaciones sociales y otras indemnizaciones	3.492.424
Asistencia socioeconómica	3.701.877
Compra de bienes y servicios	3.834.953
Bienes de consumo	1.704.303
Servicios no personales	2.130.650
Depreciación y amortización	317.016
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.958.611
Al sector privado	14.958.611
Donaciones corrientes al sector privado	14.958.611
Donaciones a personas	14.958.611
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A la República	1.000.000
GASTOS DE CAPITAL	**403.876**
INVERSIÓN REAL DIRECTA	403.876
Formación bruta de capital fijo	403.876
Maquinaria, equipos y otros bienes muebles	403.876

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**317.016**
INVERSIÓN FINANCIERA	317.016
Incremento de otros activos financieros	317.016
Incremento de disponibilidades	317.016
Incremento de caja	317.016
TOTAL GASTOS	**38.317.016**

RESUMEN DE PROYECTOS (En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107366	Asistencia Socio-económica a los Sectores más Necesitados del País	Apoyo Otorgado	350	150	500	317.016	38.000.000			38.317.016
TOTAL						**317.016**	**38.000.000**			**38.317.016**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**72**	**57**		**129**	**3.852.546**	**461.547**	**4.314.093**
Directivo	3	6		9	420.325	42.033	462.358
Profesional y Técnico	40	26		66	2.193.388	295.631	2.489.019
Administrativo	26	6		32	836.784	83.678	920.462
Obrero	3	19		22	402.049	40.205	442.254
Personal Fijo a Tiempo Parcial		**1**		**1**	**14.858**		**14.858**
Obrero		1		1	14.858		14.858
Personal Contratado	**8**			**8**	**302.056**		**302.056**
Profesional y Técnico	8			8	302.056		302.056
TOTAL	**80**	**58**		**138**	**4.169.460**	**461.547**	**4.631.007**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	17.485.544
4.02	Materiales, suministros y mercancías	1.704.303
4.03	Servicios no personales	2.130.650
4.04	Activos reales	403.876
4.05	Activos financieros	317.016
4.07	Transferencias y donaciones	15.958.611
4.08	Otros gastos	317.016
	TOTAL	**38.317.016**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**38.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	38.000.000
Del sector público	38.000.000
Transferencias corrientes internas recibidas del sector público	38.000.000
De la República (Ministerio del Poder Popular del Despacho de la Presidencia)	38.000.000
Recursos Ordinarios	38.000.000
B. GASTOS CORRIENTES	**37.596.124**
GASTOS DE CONSUMO	21.637.513
Remuneraciones	17.485.544
Sueldos, salarios y otras retribuciones	6.552.727
Beneficios y complementos de sueldos y salarios	3.156.853
Aportes patronales	581.663
Prestaciones sociales y otras indemnizaciones	3.492.424
Asistencia socioeconómica	3.701.877
Compra de bienes y servicios	3.834.953
Bienes de consumo	1.704.303
Servicios no personales	2.130.650
Depreciación y amortización	317.016
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.958.611
Al sector privado	14.958.611
Donaciones corrientes al sector privado	14.958.611
Donaciones a personas	14.958.611
Al sector público	1.000.000
Transferencias corrientes al sector público	1.000.000
A la República	1.000.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**403.876**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**720.892**
RECURSOS PROPIOS DE CAPITAL	720.892
Ahorro/(Desahorro) en Cuenta Corriente	403.876
Incremento de la depreciación y amortización acumuladas	317.016
B. GASTOS DE CAPITAL	**403.876**
INVERSIÓN REAL DIRECTA	403.876
Formación bruta de capital fijo	403.876
Maquinaria, equipos y otros bienes muebles	403.876
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**317.016**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**317.016**
SUPERÁVIT FINANCIERO	317.016
B. APLICACIONES FINANCIERAS	**317.016**
INVERSIÓN FINANCIERA	317.016
Incremento de otros activos financieros	317.016
Incremento de disponibilidades	317.016
Incremento de caja	317.016

A0663

Instituto Nacional de Hipódromos
(INH)

INSTITUTO NACIONAL DE HIPÓDROMOS (INH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Hipódromos tiene por objeto, la organización, funcionamiento, administración y explotación de los Hipódromos Nacionales, con el fin específico de contribuir al fomento y mejora de la especie equina dentro del país, y promover con sus ingresos, actividades con propósito social, cultural y deportivo. Tiene como misión la administración de recursos materiales, destinados al financiamiento de programas sociales, que redunden en un mejoramiento continuo de la calidad de vida de la población, en áreas como salud, educación y recreación.

En tal sentido, el Instituto Nacional de Hipódromos, formula el presupuesto de ingresos y gastos del año 2010, con basamento en el fin social que caracteriza a los órganos de la administración pública, destacando el contenido del Decreto N° 22 de fecha 29 de octubre de 1999, que ordena liquidar el personal, preservando y manteniendo la actividad hípica nacional.

El Presupuesto de Ingresos y Gastos del Instituto Nacional de Hipódromos para el año 2010, alcanza la cantidad de Bs. 639.668.430, de los cuales se destinarán Bs. 4.600.000 a proyectos sociales y Bs. 635.068.430 para acciones centralizadas, siendo financiado en su totalidad con recursos propios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**638.704.623**
INGRESOS DE OPERACIÓN	638.704.623
Otros ingresos de operación	638.704.623
INGRESOS DE CAPITAL	**963.807**
RECURSOS PROPIOS DE CAPITAL	963.807
Incremento de la depreciación y amortización acumuladas	963.807
TOTAL RECURSOS	**639.668.430**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**597.112.150**
GASTOS DE CONSUMO	148.702.211
Remuneraciones	85.564.852
Sueldos, salarios y otras retribuciones	39.019.520
Beneficios y complementos de sueldos y salarios	14.295.000
Aportes patronales	7.494.460
Prestaciones sociales y otras indemnizaciones	24.755.872
Compra de Bienes y servicios	62.173.552
Bienes de consumo	11.834.784
Servicios no personales	50.338.768
Depreciación y amortización	963.807
IMPUESTOS DIRECTOS	388.733.735
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.676.204
Al sector privado	58.005.804
Transferencias corrientes al sector privado	33.019.200
Directas a personas	33.019.200
Pensiones y otros beneficios asociados	12.672.000
Jubilaciones y otros beneficios asociados	20.347.200
Donaciones corrientes al sector privado	24.986.604
Donaciones a personas	24.986.604
Al sector público	1.670.400
Donaciones corrientes al sector público	1.670.400
A instituciones de protección social	1.670.400

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**19.276.140**
INVERSIÓN REAL DIRECTA	19.276.140
Formación bruta de capital fijo	19.276.140
Edificios e instalaciones	8.712.221
Maquinaria, equipos y otros bienes muebles	4.368.998
Construcciones de bienes de dominio público	6.194.921
APLICACIONES FINANCIERAS	**23.280.140**
DISMINUCIÓN DE PASIVOS	23.280.140
Disminución de cuentas y efectos por pagar	23.280.140
Disminución de cuentas y efectos por pagar a corto plazo	23.280.140
Disminución de sueldos, salarios y otras remuneraciones por pagar	9.428.515
Disminución de aportes patronales y retenciones laborales por pagar	796.770
Disminución cuentas por pagar a contratistas a corto plazo	13.054.855
TOTAL GASTOS	**639.668.430**

RESUMEN DE PROYECTOS (En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107825	Galope Social del Hipismo Nacional	Ayuda			346	4.600.000				4.600.000
TOTAL						**4.600.000**				**4.600.000**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	89.807.275				89.807.275
02	Gestión Administrativa	507.621.155				507.621.155
03	Previsión y Protección Social	37.640.000				37.640.000
	TOTAL	**635.068.430**				**635.068.430**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**289**	**368**		**657**	**9.083.944**	**1.466.353**	**10.550.297**
Directivo	22	28		50	908.394	146.635	1.055.029
Profesional y Técnico	65	99		164	2.180.147	351.925	2.532.072
Administrativo	87	96		183	2.634.344	425.242	3.059.586
Obrero	115	145		260	3.361.059	542.551	3.903.610
Personal Fijo a Tiempo Parcial	**2**	**5**		**7**	**104.522**		**104.522**
Profesional y Técnico	2	3		5	73.165		73.165
Obrero		2		2	31.357		31.357
Personal Contratado	**75**	**84**		**159**	**1.331.872**		**1.331.872**
Directivo		20		20	173.143		173.143
Administrativo	45	20		65	546.068		546.068
Obrero	30	44		74	612.661		612.661
TOTAL	**366**	**457**		**823**	**10.520.338**	**1.466.353**	**11.986.691**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**414**	**432**	**846**	**12.672.000**
Obreros	173	270	443	8.866.080
Empleados	241	162	403	3.805.920
Jubilados	**861**	**489**	**1.350**	**20.347.200**
Obreros	391	274	665	15.942.080
Empleados	470	215	685	4.405.120
TOTAL	**1.275**	**921**	**2.196**	**33.019.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	85.564.852
4.02	Materiales, suministros y mercancías	11.834.784
4.03	Servicios no personales	50.338.768
4.04	Activos reales	19.276.140
4.07	Transferencias y donaciones	59.676.204
4.08	Otros gastos	389.697.542
4.11	Disminución de pasivos	23.280.140
	TOTAL	**639.668.430**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**638.704.623**
INGRESOS DE OPERACIÓN	638.704.623
Otros ingresos de operación	638.704.623
B. GASTOS CORRIENTES	**597.112.150**
GASTOS DE CONSUMO	148.702.211
Remuneraciones	85.564.852
Sueldos, salarios y otras retribuciones	39.019.520
Beneficios y complementos de sueldos y salarios	14.295.000
Aportes patronales	7.494.460
Prestaciones sociales y otras indemnizaciones	24.755.872
Compra de bienes y servicios	62.173.552
Bienes de consumo	11.834.784
Servicios no personales	50.338.768
Depreciación y amortización	963.807
IMPUESTOS DIRECTOS	388.733.735
TRANSFERENCIAS Y DONACIONES CORRIENTES	59.676.204
Al sector privado	58.005.804
Transferencias corrientes al sector privado	33.019.200
Directas a personas	33.019.200
Pensiones y otros beneficios asociados	12.672.000
Jubilaciones y otros beneficios asociados	20.347.200
Donaciones corrientes al sector privado	24.986.604
Donaciones a personas	24.986.604
Al sector público	1.670.400
Donaciones corrientes al sector público	1.670.400
A instituciones de protección social	1.670.400
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**41.592.473**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**42.556.280**
RECURSOS PROPIOS DE CAPITAL	42.556.280
Ahorro/(Desahorro) en Cuenta Corriente	41.592.473
Incremento de la depreciación y amortización acumuladas	963.807
B. GASTOS DE CAPITAL	**19.276.140**
INVERSIÓN REAL DIRECTA	19.276.140
Formación bruta de capital fijo	19.276.140
Edificios e instalaciones	8.712.221
Maquinaria, equipos y otros bienes muebles	4.368.998
Construcciones de bienes de dominio público	6.194.921
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**23.280.140**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**23.280.140**
SUPERÁVIT FINANCIERO	23.280.140

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**23.280.140**
DISMINUCIÓN DE PASIVOS	23.280.140
Disminución de cuentas y efectos por pagar	23.280.140
Disminución de cuentas y efectos por pagar a corto plazo	23.280.140
Disminución de sueldos, salarios y otras remuneraciones por pagar	9.428.515
Disminución de aportes patronales y retenciones laborales por pagar	796.770
Disminución cuentas por pagar a contratistas a corto plazo	13.054.855

A0938
Instituto Nacional de la Juventud

INSTITUTO NACIONAL DE LA JUVENTUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de la Juventud, tiene como objeto la receptoría, coordinación, programación, compatibilidad y evaluación de las políticas de la juventud.

El Instituto, consciente de la importancia protagónica de la juventud en la sociedad actual, desarrolla acciones enmarcadas en el Plan Operativo Anual Institucional, que permitan la integración de la juventud venezolana al actual proceso de crecimiento revolucionario, bajo la perspectiva del Proyecto Nacional "Simón Bolívar" Primer Plan Socialista 2007-2013 y sus líneas estratégicas.

Para el año 2010, se prevé la ejecución del Proyecto "Atención Integral a la Juventud", que tendrá presencia en todo el territorio nacional. Actualmente, la población juvenil de Venezuela es de 8.000.000 de jóvenes, aproximadamente, de los cuales, se espera incorporar en la conformación del Poder Popular para la Juventud a 2.788.168 jóvenes a nivel nacional, 1.672.900 mujeres y 1.115.268 hombres.

Para el logro de este objetivo, el Instituto Nacional de la Juventud, dispondrá de las transferencias realizadas por el órgano de adscripción, el Ministerio del Poder Popular del Despacho de la Presidencia, que alcanzan a Bs. 20.000.000.

En este sentido, es importante destacar la pertinencia de la atención y reivindicación de la juventud revolucionaria, que forma parte del proceso de transformación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**20.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000.000
Del sector público	20.000.000
Transferencias corrientes internas recibidas del sector público	20.000.000
De la República	20.000.000
TOTAL RECURSOS	**20.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**20.000.000**
GASTOS DE CONSUMO	19.901.600
Remuneraciones	16.405.925
Sueldos, salarios y otras retribuciones	4.819.500
Beneficios y complementos de sueldos y salarios	7.179.674
Aportes patronales	573.019
Prestaciones sociales y otras indemnizaciones	1.076.177
Asistencia socioeconómica	2.757.555
Compra de bienes y servicios	3.495.675
Bienes de consumo	1.080.000
Servicios no personales	2.415.675
TRANSFERENCIAS Y DONACIONES CORRIENTES	98.400
Al sector privado	98.400
Transferencias corrientes al sector privado	98.400
Directas a personas	98.400
Otras transferencias directas a personas	98.400
TOTAL GASTOS	**20.000.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107354	Atención Integral a la Juventud	Joven Incorporado	1.672.900	1.115.268	2.788.168		12.896.929			12.896.929
TOTAL							**12.896.929**			**12.896.929**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.103.071			7.103.071
TOTAL			**7.103.071**			**7.103.071**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1**			**1**	**11.500**		**11.500**
Directivo	1			1	11.500		11.500
Personal Contratado	**124**	**82**		**206**	**4.283.000**		**4.283.000**
Profesional y Técnico	124	82		206	4.283.000		4.283.000
TOTAL	**125**	**82**		**207**	**4.294.500**		**4.294.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	16.405.925
4.02	Materiales, suministros y mercancías	1.080.000
4.03	Servicios no personales	2.415.675
4.07	Transferencias y donaciones	98.400
	TOTAL	**20.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**20.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000.000
Del sector público	20.000.000
Transferencias corrientes internas recibidas del sector público	20.000.000
De la República (Ministerio del Poder Popular del Despacho de la Presidencia)	20.000.000
Recursos Ordinarios	20.000.000
B. GASTOS CORRIENTES	**20.000.000**
GASTOS DE CONSUMO	19.901.600
Remuneraciones	16.405.925
Sueldos, salarios y otras retribuciones	4.819.500
Beneficios y complementos de sueldos y salarios	7.179.674
Aportes patronales	573.019
Prestaciones sociales y otras indemnizaciones	1.076.177
Asistencia socioeconómica	2.757.555
Compra de bienes y servicios	3.495.675
Bienes de consumo	1.080.000
Servicios no personales	2.415.675
TRANSFERENCIAS Y DONACIONES CORRIENTES	98.400
Al sector privado	98.400
Transferencias corrientes al sector privado	98.400
Directas a personas	98.400
Otras transferencias directas a personas	98.400
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

41
Ministerio del Poder Popular para la Alimentación

A0421

Fundación Programa
de Alimentos Estratégicos
(FUNDAPROAL)

FUNDACIÓN PROGRAMA DE ALIMENTOS ESTRATÉGICOS (FUNDAPROAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación tiene como misión proteger a los segmentos más vulnerables y excluidos socialmente de la población venezolana, brindando protección alimentaria y formación integral mediante la ejecución de los Proyectos Mercal Máxima Protección (Casas de Alimentación, Suplemento Nutricional) y Un Puente Hacia la Vida, procurando la seguridad alimentaria a los beneficiarios y su inserción en el proceso socio-productivo de la nación.

Bajo los principios institucionales básicos de cooperación ciudadana y solidaridad humanitaria, la Fundación Programa de Alimentos Estratégicos (FUNDAPROAL), establece políticas destinadas a satisfacer la necesidad social para la cual fue creada, abarcando áreas de acción comunitaria con la participación popular a través de la comunidad organizada.

En tal sentido, FUNDAPROAL para el año 2010, desarrollará las siguientes actividades enmarcadas dentro de la Misión Alimentación, que garanticen el acceso oportuno y permanente al consumo de alimentos balanceados y equilibrados:

- Atender a más de 900.000 personas en condiciones de mayor vulnerabilidad en las 6.000 Casas de Alimentación (Proyecto Mercal Máxima Protección - Casas de Alimentación), lo que se traduce en 258.729 toneladas métricas de alimentos.

- Refaccionar y dar mantenimiento preventivo a las 6.000 Casas de Alimentación.

- Otorgar más de 30.000 Beca-Ayudas mensuales para los responsables, elaboradoras y elaboradores de las Casas de Alimentación.

- Proseguir subsidiando 7 productos de la cesta básica en un 100% para atender 500.000 personas en pobreza extrema, casos de desnutrición y/o que estén localizados en zonas de difícil acceso, mediante la entrega de Módulos de Suplementos Nutricionales (Proyecto Mercal Máxima Protección - Suplemento Nutricional).

- Realizar más de 360.000 controles antropométricos a los beneficiarios de las Casas de Alimentación.

- Implementar el sistema de control y estadísticas en la Fundación y en las Regiones, así como también elaborar indicadores de gestión e impacto social para su correspondiente aplicación.

La Fundación para el ejercicio fiscal 2010 contará con un presupuesto de ingresos y gastos que asciende a Bs. 822.401.469, que será financiado con transferencias del Ministerio del Poder Popular para la Alimentación por Bs. 822.274.856 y recursos propios por Bs. 126.613 producto del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**819.432.831**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**819.432.831**
Del sector público	819.432.831
Transferencias corrientes internas recibidas del sector público	819.432.831
De la República	819.432.831
INGRESOS DE CAPITAL	**2.968.638**
RECURSOS PROPIOS DE CAPITAL	**126.613**
Incremento de la depreciación y amortización acumuladas	126.613
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**2.842.025**
Transferencias de capital recibidas del sector público	2.842.025
De la República	2.842.025
TOTAL RECURSOS	**822.401.469**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**819.432.831**
GASTOS DE CONSUMO	**620.876.266**
Remuneraciones	103.895.846
Sueldos, salarios y otras retribuciones	20.893.703
Beneficios y complementos de sueldos y salarios	40.850.245
Aportes patronales	6.395.742
Prestaciones sociales y otras indemnizaciones	8.633.560
Asistencia socioeconómica	27.122.596
Compra de Bienes y servicios	516.853.807
Bienes de consumo	433.641.680
Servicios no personales	83.212.127
Depreciación y amortización	126.613
TRANSFERENCIAS Y DONACIONES CORRIENTES	**198.556.565**
Al sector privado	198.483.261
Donaciones corrientes al sector privado	198.483.261
Donaciones a personas	198.483.261
Al sector público	73.304
Donaciones corrientes al sector público	73.304
A instituciones de protección social	73.304
GASTOS DE CAPITAL	**2.842.025**
INVERSIÓN REAL DIRECTA	**2.842.025**
Formación Bruta de Capital Fijo	2.842.025
Maquinaria, equipos y otros bienes muebles	2.842.025

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**126.613**
INVERSIÓN FINANCIERA	**126.613**
Incremento de otros activos financieros	126.613
Incremento de disponibilidades	126.613
Incremento de bancos	126.613
TOTAL GASTOS	**822.401.469**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106316	Mercal Máxima Protección	Tonelada			258.729		700.274.856			700.274.856
TOTAL							**700.274.856**			**700.274.856**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		106.000.000			106.000.000
02	Gestión Administrativa	126.613	16.000.000			16.126.613
TOTAL		**126.613**	**122.000.000**			**122.126.613**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**425**	**475**		**900**	**20.417.627**		**20.417.627**
Directivo	9	7		16	1.075.554		1.075.554
Profesional y Técnico	186	209		395	11.995.156		11.995.156
Personal Administrativo	230	259		489	7.346.917		7.346.917
Personal Contratado	**3**	**2**		**5**	**300.000**		**300.000**
Profesional y Técnico	3	2		5	300.000		300.000
TOTAL	**428**	**477**		**905**	**20.717.627**		**20.717.627**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	103.895.846
4.02	Materiales, suministros y mercancías	433.641.680
4.03	Servicios no personales	83.212.127
4.04	Activos reales	2.842.025
4.05	Activos financieros	126.613
4.07	Transferencias y donaciones	198.556.565
4.08	Otros gastos	126.613
TOTAL		**822.401.469**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**819.432.831**
TRANSFERENCIAS Y DONACIONES CORRIENTES	819.432.831
Del sector público	819.432.831
Transferencias corrientes internas recibidas del sector público	819.432.831
De la República	819.432.831
Ministerio del Poder Popular para la Alimentación	819.432.831
Recursos Ordinarios	819.432.831
B. GASTOS CORRIENTES	**819.432.831**
GASTOS DE CONSUMO	620.876.266
Remuneraciones	103.895.846
Sueldos, salarios y otras retribuciones	20.893.703
Beneficios y complementos de sueldos y salarios	40.850.245
Aportes patronales	6.395.742
Prestaciones sociales y otras indemnizaciones	8.633.560
Asistencia socioeconómica	27.122.596
Compra de Bienes y servicios	516.853.807
Bienes de consumo	433.641.680
Servicios no personales	83.212.127
Depreciación y amortización	126.613
TRANSFERENCIAS Y DONACIONES CORRIENTES	198.556.565
Al sector privado	198.483.261
Donaciones corrientes al sector privado	198.483.261
Donaciones a personas	198.483.261
Al sector público	73.304
Donaciones corrientes al sector público	73.304
A instituciones de protección social	73.304
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.968.638**
RECURSOS PROPIOS DE CAPITAL	126.613
Incremento de la depreciación y amortización acumuladas	126.613
TRANSFERENCIAS Y DONACIONES DE CAPITAL	2.842.025
Transferencias de capital recibidas del sector público	2.842.025
De la República	2.842.025
Ministerio del Poder Popular para la Alimentación	2.842.025
Recursos Ordinarios	2.842.025
B. GASTOS DE CAPITAL	**2.842.025**
INVERSIÓN REAL DIRECTA	2.842.025
Formación Bruta de Capital Fijo	2.842.025
Maquinaria, equipos y otros bienes muebles	2.842.025
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**126.613**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**126.613**
SUPERÁVIT FINANCIERO	126.613
B. APLICACIONES FINANCIERAS	**126.613**
INVERSIÓN FINANCIERA	126.613
Incremento de otros activos financieros	126.613
Incremento de disponibilidades	126.613
Incremento de bancos	126.613

43
Ministerio del Poder Popular para las Industrias Básicas y Minería

A0024

Corporación Venezolana de Guayana

(C.V.G.)

CORPORACIÓN VENEZOLANA DE GUAYANA (C.V.G.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Corporación Venezolana de Guayana (CVG) para el ejercicio económico-financiero 2010, proyecta cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sustentable en coordinación con otras instituciones, con el fin impulsar el nuevo modelo socio-productivo del país.

Asimismo, continuará desarrollando actividades relacionadas con:

- Programas de apoyo de las Misiones Barrio Adentro y Educativas, a través de las unidades de la CVG.
- En el área Agrícola, mantener el proyecto agroforestal, el manejo de bosques y plantaciones, la investigación aplicada para el desarrollo agroindustrial y continuar con la ejecución de los proyectos de desarrollo endógeno.
- Asistencia técnica necesaria para el desarrollo y consolidación de la pequeña, mediana y gran minería y los estudios de caracterización físico-ambiental de las áreas mineras para su recuperación, mediante la realización de un plan de recuperación de áreas degradadas por actividades mineras, forestales, agrícolas e industriales.
- Fortalecimiento, diversificación y consolidación de la red industrial de la región, con énfasis en la pequeña y mediana empresa.
- Asistencia técnica necesaria para la creación y mantenimiento de obras de infraestructura de apoyo a la producción que permita consolidar el crecimiento económico y coadyuve a mejorar las condiciones de habitabilidad de la Región Guayana y sus áreas de influencia.
- Promover y contribuir con el desarrollo de un modelo de sociedad participativa, centrado en la creación y consolidación de organizaciones civiles, para la consolidación de la economía social en los sectores de menores recursos en la Región Guayana.
- Impulsar la participación ciudadana de las comunidades existentes en la zona de desarrollo de Guayana.
- Impulsar el turismo en la zona de desarrollo de Guayana, sustentado en el nuevo modelo productivo endógeno.

POLÍTICA DE FINANCIAMIENTO

Para cumplir con las actividades planteadas, la CVG contará con ingresos y fuentes de financiamiento que ascienden a Bs. 1.088.288.871, de los cuales Bs. 45.138.209, provienen de la venta de bienes y servicios; Bs. 767.099.106 de ingresos de la propiedad generados por intereses por depósitos y por la percepción de utilidades, rentas y dividendos entes descentralizados; por ingresos de capital se genera Bs. 12.751.200 por la venta de activos y el incremento de la depreciación y amortización acumulada; así mismo, por fuentes financieras obtendrán Bs. 263.300.356 derivados de disminuciones de inversiones temporales y de cuentas por cobrar a corto plazo y por el incremento de las cuentas por pagar a corto plazo.

POLÍTICA DE GASTOS

La CVG, hará énfasis en la culminación de proyectos dirigidos a atender el desarrollo y fortalecimiento de la comunidad en el área social, contemplándose los proyectos de adecuación de acueductos y saneamiento de aguas servidas, construcción de viviendas, ampliación, reparaciones y mejoras de obras de edificaciones en la zona de desarrollo de Guayana y rehabilitación del sistema de protección de inundaciones del Delta del Orinoco. Se invertirán en proyectos la cantidad de Bs. 177.413.830 y por acciones centralizadas Bs. 910.875.041.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**812.237.315**
Ingresos por la venta de bienes y servicios de la administración pública	**45.138.209**
Venta de bienes	23.040.249
Venta de servicios	7.077.344
Venta de otros bienes y servicios	15.020.616
INGRESOS DE LA PROPIEDAD	**767.099.106**
Intereses	17.508.526
Intereses internos	17.508.526
Intereses por depósitos	17.508.526
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	749.590.580
Utilidades, rentas y dividendos entes descentralizados no petroleros	749.590.580
INGRESOS DE CAPITAL	**12.751.200**
RECURSOS PROPIOS DE CAPITAL	**12.751.200**
Venta y/o desincorporación de activos fijos	751.200
De activos fijos	751.200
Incremento de la depreciación y amortización acumuladas	12.000.000
FUENTES DE FINANCIAMIENTO	**263.300.356**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**248.300.356**
Disminución de otros activos financieros	248.300.356
Disminución de disponibilidades	36.907.720
Disminución de inversiones temporales	36.907.720
Disminución de cuentas por cobrar a corto plazo	211.392.636
Disminución de otras cuentas por cobrar a corto plazo	211.392.636

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INCREMENTO DE PASIVOS	**15.000.000**
Incremento de cuentas y efectos por pagar	15.000.000
Incremento de cuentas y efectos por pagar a corto plazo	15.000.000
Incremento cuentas por pagar a proveedores a corto plazo	15.000.000
TOTAL RECURSOS	**1.088.288.871**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**805.144.644**
GASTOS DE CONSUMO	**748.507.058**
Remuneraciones	607.972.928
Sueldos, salarios y otras retribuciones	157.182.838
Beneficios y complementos de sueldos y salarios	183.957.849
Aportes patronales	26.493.648
Prestaciones sociales y otras indemnizaciones	52.289.736
Asistencia socioeconómica	149.227.967
Otros gastos de personal	38.820.890
Compra de Bienes y servicios	128.534.130
Bienes de consumo	30.638.074
Servicios no personales	97.896.056
Depreciación y amortización	12.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	**56.637.586**
Al sector privado	54.637.586
Transferencias corrientes al sector privado	53.837.586
Directas a personas	53.637.586
Pensiones y otros beneficios asociados	12.632.781
Jubilaciones y otros beneficios asociados	41.004.805
A instituciones sin fines de lucro	60.000
Otras transferencias corrientes internas al sector privado	140.000
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
Al sector público	2.000.000
Donaciones corrientes al sector público	2.000.000
A la República	200.000
A los entes descentralizados sin fines empresariales	1.200.000
A entes descentralizados con fines empresariales no petroleros	500.000
Al Poder Municipal	100.000
GASTOS DE CAPITAL	**173.644.227**
INVERSIÓN REAL DIRECTA	**173.644.227**
Formación Bruta de Capital Fijo	173.039.487
Maquinaria, equipos y otros bienes muebles	12.245.400
Bienes preexistentes	82.408.193
Construcciones de bienes de dominio público	1.288.000
Producción propia (Gastos Capitalizables)	77.097.894
Bienes y servicios	77.097.894
Servicios no personales	77.097.894

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Bienes intangibles	604.740
APLICACIONES FINANCIERAS	**109.500.000**
DISMINUCIÓN DE PASIVOS	**109.500.000**
Disminución de cuentas y efectos por pagar	109.500.000
Disminución de cuentas y efectos por pagar a corto plazo	109.500.000
Disminución cuentas por pagar a proveedores a corto plazo	96.500.000
Disminución cuentas por pagar a contratistas a corto plazo	13.000.000
TOTAL GASTOS	**1.088.288.871**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
99856	Adecuación de Acueductos y Saneamiento de Aguas Servidas.	01-01-2009	31-12-2013	28.455.497	26.831.874	38.915.649	47.484.351	141.687.371
100088	Construcción de Viviendas en la Zona de Desarrollo de Guayana (Z. D. G.)	01-01-2009	31-12-2014	244.180.184	78.236.756	170.720.536	1.666.915.528	2.160.053.004
101747	Construcción, ampliación, reparaciones y mejoras de obras de edificaciones, en la Zona de Desarrollo de Guayana	01-01-2009	31-12-2013	31.389.764	60.495.324	48.645.765	220.000.000	360.530.853
107797	Rehabilitación del Sistema de Protección de Inundaciones del Delta del Orinoco	01-01-2010	31-12-2015		11.849.876	1.530.586	5.000.000	18.380.462
TOTAL				**304.025.445**	**177.413.830**	**259.812.536**	**1.939.399.879**	**2.680.651.690**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
99856	Adecuación de Acueductos y Saneamiento de Aguas Servidas.	Metro Cúbico			57.060.000	26.831.874				26.831.874
100088	Construcción de Viviendas en la Zona de Desarrollo de Guayana (Z. D. G.)	Vivienda			9.506	78.236.756				78.236.756
101747	Construcción, ampliación, reparaciones y mejoras de obras de edificaciones, en la Zona de Desarrollo de Guayana	Edificación			100	60.495.324				60.495.324
107797	Rehabilitación del Sistema de Protección de Inundaciones del Delta del Orinoco	Etapa			6	815.479			11.034.397	11.849.876
TOTAL						166.379.433			11.034.397	177.413.830

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	610.887.280				610.887.280
02	Gestión Administrativa	246.350.175				246.350.175
03	Previsión y Protección Social	53.637.586				53.637.586
	TOTAL	**910.875.041**				**910.875.041**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**817**	**1.656**	**70**	**2.543**	**129.250.119**		**129.250.119**
Directivo	82	87	7	176	14.022.440		14.022.440
Profesional y Técnico	490	464	40	994	79.194.920		79.194.920
Personal Administrativo	94	10	10	114	9.082.717		9.082.717
Personal Docente	22			22	1.752.805		1.752.805
Personal Médico	4			4	318.692		318.692
Obrero	125	1.095	13	1.233	24.878.545		24.878.545
Personal Fijo a Tiempo Parcial	**7**	**11**		**18**	**1.003.362**		**1.003.362**
Profesional y Técnico		1		1	36.900		36.900
Personal Docente	3			3	87.222		87.222
Personal Médico	4	10		14	879.240		879.240
Personal Contratado	**272**	**266**	**62**	**600**	**24.552.495**		**24.552.495**
Profesional y Técnico	198	123		321	15.408.000		15.408.000
Personal Administrativo	40	71		111	5.328.000		5.328.000
Personal Docente	2			2	96.000		96.000
Personal Médico	12	4		16	768.000		768.000
Obrero	20	68	62	150	2.952.495		2.952.495
TOTAL	**1.096**	**1.933**	**132**	**3.161**	**154.805.976**		**154.805.976**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**166**	**145**	**311**	**12.632.781**
Obreros	30	110	140	4.760.982
Empleados	136	35	171	7.871.799
Jubilados	**218**	**195**	**413**	**41.004.805**
Médicos	3	2	5	608.122
Empleados	213	193	406	39.962.310
Docentes	2		2	434.373
TOTAL	384	340	724	53.637.586

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	607.972.928
4.02	Materiales, suministros y mercancías	30.638.074
4.03	Servicios no personales	174.993.950
4.04	Activos reales	96.546.333
4.07	Transferencias y donaciones	56.637.586
4.08	Otros gastos	12.000.000
4.11	Disminución de pasivos	109.500.000
	TOTAL	**1.088.288.871**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**812.237.315**
Ingresos por la venta de bienes y servicios de la administración pública	45.138.209
Venta de bienes	23.040.249
Venta de servicios	7.077.344
Venta de otros bienes y servicios	15.020.616
INGRESOS DE LA PROPIEDAD	767.099.106
Intereses	17.508.526
Intereses internos	17.508.526
Intereses por depósitos	17.508.526
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	749.590.580
Utilidades, rentas y dividendos entes descentralizados no petroleros	749.590.580
B. GASTOS CORRIENTES	**805.144.644**
GASTOS DE CONSUMO	748.507.058
Remuneraciones	607.972.928
Sueldos, salarios y otras retribuciones	157.182.838
Beneficios y complementos de sueldos y salarios	183.957.849
Aportes patronales	26.493.648
Prestaciones sociales y otras indemnizaciones	52.289.736
Asistencia socioeconómica	149.227.967
Otros gastos de personal	38.820.890
Compra de Bienes y servicios	128.534.130
Bienes de consumo	30.638.074
Servicios no personales	97.896.056
Depreciación y amortización	12.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.637.586
Al sector privado	54.637.586
Transferencias corrientes al sector privado	53.837.586
Directas a personas	53.637.586
Pensiones y otros beneficios asociados	12.632.781
Jubilaciones y otros beneficios asociados	41.004.805
A instituciones sin fines de lucro	60.000
Otras transferencias corrientes internas al sector privado	140.000
Donaciones corrientes al sector privado	800.000
Donaciones a personas	800.000
Al sector público	2.000.000
Donaciones corrientes al sector público	2.000.000
A la República	200.000
A los entes descentralizados sin fines empresariales	1.200.000
A entes descentralizados con fines empresariales no petroleros	500.000
Al Poder Municipal	100.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**7.092.671**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**19.843.871**
RECURSOS PROPIOS DE CAPITAL	19.843.871
Ahorro/ Desahorro en Cuenta Corriente	7.092.671
Venta y/o desincorporación de activos fijos	751.200

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
De activos fijos	751.200
Incremento de la depreciación y amortización acumuladas	12.000.000
B. GASTOS DE CAPITAL	**173.644.227**
INVERSIÓN REAL DIRECTA	173.644.227
Formación Bruta de Capital Fijo	173.039.487
Maquinaria, equipos y otros bienes muebles	12.245.400
Bienes preexistentes	82.408.193
Construcciones de bienes de dominio público	1.288.000
Producción propia (Gastos Capitalizables)	77.097.894
Bienes y servicios	77.097.894
Servicios no personales	77.097.894
Bienes intangibles	604.740
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(153.800.356)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**263.300.356**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	248.300.356
Disminución de otros activos financieros	248.300.356
Disminución de disponibilidades	36.907.720
Disminución de inversiones temporales	36.907.720
Disminución de cuentas por cobrar a corto plazo	211.392.636
Disminución de otras cuentas por cobrar a corto plazo	211.392.636
INCREMENTO DE PASIVOS	15.000.000
Incremento de cuentas y efectos por pagar	15.000.000
Incremento de cuentas y efectos por pagar a corto plazo	15.000.000
Incremento cuentas por pagar a proveedores a corto plazo	15.000.000
B. APLICACIONES FINANCIERAS	**263.300.356**
DISMINUCIÓN DE PASIVOS	109.500.000
Disminución de cuentas y efectos por pagar	109.500.000
Disminución de cuentas y efectos por pagar a corto plazo	109.500.000
Disminución cuentas por pagar a proveedores a corto plazo	96.500.000
Disminución cuentas por pagar a contratistas a corto plazo	13.000.000
DÉFICIT FINANCIERO	153.800.356

A0199

Instituto Nacional de Geología y Minería
(INGEOMIN)

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ministerio de Industrias Básicas y Minería tiene como competencia fundamental la formulación de políticas y ejecución de estrategias, planes y acciones que promuevan el desarrollo de las industrias básicas y la minería en el país. Además de estar en favor de la extracción, transformación y comercialización de las materias primas, la cual se orienta al manejo racional de los recursos forestales y mineros, a la integración de las cadenas productivas con un alto valor agregado nacional, y sobretodo, a impulsar el crecimiento y desarrollo socioeconómico del país, con criterios de soberanía y de verdadera independencia nacional.

Bajo esta premisa, el Instituto Nacional de Geología y Minería (INGEOMIN), tiene como directriz estratégica apoyar en el fortalecimiento y la reactivación del sector minero y los estudios geológicos, para dar un mayor logro de todas estas políticas, la institución realiza investigaciones, estudios de factibilidad, inventarios de recursos minerales y cartografías geológicas, geotécnicas y geoquímicas correspondientes.

Ahora bien, la Institución de acuerdo a sus Objetivos Estratégicos de Visión de País, que se orientan, hacia un proceso de reconocimiento del territorio, a través de las cartografías e inventarios de recursos minerales metálicos y no metálicos que amerita la nación, presenta cuatro (04) planes nacionales, los cuales se señalan a continuación:

Plan Nacional de Inventario de Recursos minerales metálicos y no metálicos a escala 1.250.000.

Se plantea el desarrollo de un programa de exploración e investigación sistémico tendiente a la ubicación, cuantificación, clasificación de posibles y probados yacimientos de minerales primarios, metálicos y no metálicos, para la ejecución de proyectos de desarrollo endógeno en las áreas de estudios, donde se mezclen la actividad minera con la agro-ambiental y proteger y subsanar los daños ocasionados por la actividad minera irracional.

Plan Nacional de cartografía geológica a escala 1.100.000.

La necesidad que tiene el estado de contar con la información cartográfica y geológica de las áreas a estudiar, con la finalidad de inferir los sitios para prospectar recursos minerales, para lo cual es importante ubicar, estimar, clasificar y evaluar estos recursos, y establecer las estrategias tanto en lo social como en lo económico a nivel nacional.

Plan Nacional de geoquímica a escala 1.500.000.

Este proyecto permite presentar la distribución superficial de los principales elementos químicos de interés económico, social y ambiental, para establecer la ocurrencia natural de elementos contaminantes principales. Asimismo, ubicar y delimitar los principales blancos para exploración minera en el país, redefinir y ampliar los distritos mineros de la Nación, diversificando las posibilidades para el desarrollo conciente de la pequeña minería.

Plan Nacional de susceptibilidad y amenazas en la cordillera andino-costera.

El proyecto consiste en realizar la evaluación de la geología y la geotécnica de la cordillera andino-costera con la finalidad de determinar las condiciones actuales de la estabilidad de las laderas y taludes, debido a los procesos exo-dinámicos que las han afectado. El proyecto tiene también como norte, ejecutar técnicas de preparación y divulgación comunitarias e interinstitucionales que se utilicen para reconocer las necesidades de su entorno, a través del intercambio de conocimiento y experiencias que permitan establecer medidas de prevención, mitigación y humanización, para mantener las comunidades preparadas ante un evento adverso.

POLÍTICA DE FINANCIAMIENTO

Las fuentes de financiamiento previstas para el ejercicio fiscal 2010, están conformadas por Bs. 20.500.000 provenientes de la transferencia corriente del Ministerio del Poder Popular para las Industrias Básicas y

Minería, Bs. 1.000.000 por la venta de servicios, ingresos de capital Bs. 53.136 e incremento de pasivos por Bs. 210.800.

POLÍTICA DE GASTOS

El total de egresos asciende a Bs. 21.763.936, de los cuales Bs. 21.118.136 (97,0%), se destinarán a cubrir el gasto corriente correspondiendo a gastos de personal Bs. 18.443.720 (87,3%), materiales, suministros y mercancías Bs. 397.280 (1,9%), necesarios para el normal funcionamiento del organismo; servicios no personales por Bs. 2.159.000 (10,2%) y por transferencias y donaciones corrientes Bs. 65.000. Por su parte, el gasto de capital asciende a Bs. 435.000, destinados a la adquisición de maquinaria, equipos y otros bienes y las aplicaciones financieras Bs. 210.800.

Para el ejercicio fiscal 2010, INGEOMIN ha programado ejecutar cuatro (4) proyectos, por un monto de Bs. 14.350.000 (65,9%) y acciones centralizadas Bs. 7.413.936 (34,1%).

El organismo ha previsto obtener un ahorro de Bs. 381.864 y un resultado financiero equilibrado.

El Instituto para el año 2010, contará con una planta de personal de 226 trabajadores, con un costo de Bs. 18.443.720, necesarios para la ejecución de los proyectos y normal desenvolvimiento de las actividades medulares del organismo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**21.500.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.000.000
Venta de servicios	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.500.000
Del sector público	20.500.000
Transferencias corrientes internas recibidas del sector público	20.500.000
De la República	20.500.000
INGRESOS DE CAPITAL	**53.136**
RECURSOS PROPIOS DE CAPITAL	**53.136**
Incremento de la depreciación y amortización acumuladas	53.136
FUENTES DE FINANCIAMIENTO	**210.800**
INCREMENTO DE PASIVOS	**210.800**
Incremento de cuentas y efectos por pagar	210.800
Incremento de cuentas y efectos por pagar a corto plazo	210.800
Incremento de cuentas por pagar a contratistas a corto plazo	210.800
TOTAL RECURSOS	**21.763.936**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**21.118.136**
GASTOS DE CONSUMO	21.053.136
Remuneraciones	18.443.720
Sueldos, salarios y otras retribuciones	18.443.720
Compra de Bienes y servicios	2.556.280
Bienes de consumo	397.280
Servicios no personales	2.159.000
Depreciación y amortización	53.136
TRANSFERENCIAS Y DONACIONES CORRIENTES	65.000
Al sector privado	65.000
Transferencias corrientes al sector privado	65.000
Directas a personas	65.000
Jubilaciones y otros beneficios asociados	65.000
GASTOS DE CAPITAL	**435.000**
INVERSION REAL DIRECTA	**435.000**
Formación Bruta de Capital Fijo	435.000
Maquinaria, equipos y otros bienes muebles	435.000
APLICACIONES FINANCIERAS	**210.800**
DISMINUCION DE PASIVOS	**210.800**
Disminución de provisiones	210.800
Disminución de provisiones para beneficios sociales	210.800
TOTAL GASTOS	**21.763.936**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
65.700	Plan Nacional de Cartografía Geológica a Escala 1:100.000	01-01-2008	31-12-2021		4.655.730	23.948.594	2.537.886.572	2.566.490.896
66.180	Plan Nacional del Inventario de Recursos Minerales Metálicos y no Metálicos a Escala 1:250.000	01-01-2008	31-12-2021		4.671.839	32.082.883	509.071.303	545.826.025
100.280	Plan Nacional Geoquímico a Escala 1:500.000	01-01-2009	31-12-2017		3.192.647			3.192.647
100.633	Plan Nacional de Susceptibilidad y Amenazas Geológicas Cordillera Andina Costera	01-01-2009	31-12-2022		1.829.784			1.829.784
	TOTAL				**14.350.000**	**56.031.477**	**3.046.957.875**	**3.117.339.352**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta: Unidad Medida	Meta: Cantidad F	Meta: Cantidad M	Meta: Cantidad Total	Fuente de Financiamiento: Recursos Propios	Fuente de Financiamiento: Transferencias de la República	Fuente de Financiamiento: Donaciones de la República	Fuente de Financiamiento: Otros	Presupuesto 2010
65.700	Plan Nacional de Cartografía Geológica a Escala 1:100.000	Mapa			597		4.655.730			4.655.730
66.180	Plan Nacional del Inventario de Recursos Minerales Metálicos y no Metálicos a Escala 1:250.000	Mapa			160		4.671.839			4.671.839
100.280	Plan Nacional Geoquímico a Escala 1:500.000	Muestra			250		3.192.647			3.192.647
100.633	Plan Nacional de Susceptibilidad y Amenazas Geológicas Cordillera Andina Costera	Mapa			201		1.829.784			1.829.784
	TOTAL						14.350.000			14.350.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.000.000	5.610.488			6.610.488
02	Gestión Administrativa	263.936	474.512			738.448
03	Previsión y Protección Social		65.000			65.000
	TOTAL	1.263.936	6.150.000			7.413.936

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**86**	**110**		**196**	**4.458.914**	**12.243**	**4.471.157**
Directivo	3	6		9	430.560		430.560
Profesional y Técnico	58	69		127	3.331.401		3.331.401
Personal Administrativo	15			15	208.156		208.156
Obrero	10	35		45	488.797	12.243	501.040
Personal Contratado	**14**	**16**		**30**	**958.474**		**958.474**
Profesional y Técnico	11	9		20	805.204		805.204
Obrero	3	7		10	153.270		153.270
TOTAL	**100**	**126**		**226**	**5.417.388**	**12.243**	**5.429.631**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**2**		**2**	**65.000**
Empleados	2		2	65.000
TOTAL	**2**		**2**	**65.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	18.443.720
4.02	Materiales, suministros y mercancías	397.280
4.03	Servicios no personales	2.159.000
4.04	Activos reales	435.000
4.07	Transferencias y donaciones	65.000
4.08	Otros gastos	53.136
4.11	Disminución de pasivos	210.800
	TOTAL	**21.763.936**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**21.500.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.500.000
Del sector público	20.500.000
Transferencias corrientes internas recibidas del sector público	20.500.000
De la República	20.500.000
Ministerio del Poder Popular para las Industrias Básicas y Minería	20.500.000
Recursos Ordinarios	20.500.000
Ingresos por la venta de bienes y servicios de la administración pública	1.000.000
Venta de servicios	1.000.000
B. GASTOS CORRIENTES	**21.118.136**
GASTOS DE CONSUMO	21.053.136
Remuneraciones	18.443.720
Sueldos, salarios y otras retribuciones	18.443.720
Compra de Bienes y servicios	2.556.280
Bienes de consumo	397.280
Servicios no personales	2.159.000
Depreciación y amortización	53.136
TRANSFERENCIAS Y DONACIONES CORRIENTES	65.000
Al sector privado	65.000
Transferencias corrientes al sector privado	65.000
Directas a personas	65.000
Jubilaciones y otros beneficios asociados	65.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**381.864**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**435.000**
RECURSOS PROPIOS DE CAPITAL	435.000
Ahorro/ Desahorro en Cuenta Corriente	381.864
Incremento de la depreciación y amortización acumuladas	53.136
B. GASTOS DE CAPITAL	**435.000**
INVERSIÓN REAL DIRECTA	435.000
Formación Bruta de Capital Fijo	435.000
Maquinaria, equipos y otros bienes muebles	435.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**210.800**
INCREMENTO DE PASIVOS	210.800
Incremento de cuentas y efectos por pagar	210.800
Incremento de cuentas y efectos por pagar a corto plazo	210.800
Incremento de cuentas por pagar a contratistas a corto plazo	210.800
B. APLICACIONES FINANCIERAS	**210.800**
DISMINUCION DE PASIVOS	210.800
Disminución de otros pasivos	210.800
Disminución de provisiones y reservas técnicas	210.800
Disminución de provisiones	210.800
Disminución de provisiones para beneficios sociales	210.800

A0428
Fundación Misión Piar

FUNDACIÓN MISIÓN PIAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Piar, tiene un rol fundamental en la concreción de las políticas explícitas sectoriales y el fortalecimiento de las comunidades mineras e indígenas en los Estados Bolívar y Anzoátegui, ya que le compete la ejecución de estrategias para el desarrollo del sector minero, el logro de la justicia social, la construcción de una democracia participativa, la ocupación y conciliación del territorio nacional, el fortalecimiento de la soberanía y la promoción de la estrategia de un mundo multipolar.

Fue creada con la finalidad de regularizar la situación de los pequeños mineros e indígenas mediante la incorporación de dicho grupo de la población a la vida nacional, mediante el desarrollo de políticas dirigidas a producir un cambio radical en la situación económica y social de los 3.000 mineros e indígenas existentes en la zona de explotación de minerales preciosos de los distintos sectores del Estado Bolívar, haciendo énfasis en programas de reforestación y recuperación de las áreas degradadas, así como también, programas dirigidos a la prevención de embarazo en la adolescencia y la prostitución infantil. Para ello se requiere trabajar en armonía con los objetivos del Proyecto Nacional Simón Bolívar-Primer Plan Socialista PPS 2007-2013 y en coordinación con los organismos que tienen relación con la materia, entre ellos están la empresa C.V.G. Productos Forestales de Oriente, C.A. (CVG, PROFORCA) y el Ministerio del Poder Popular para el Ambiente.

La Fundación Misión Piar en conjunto con el Ejecutivo Nacional otorga, asesora, orienta y da seguimiento a los créditos entregados a los pequeños mineros y mineras para actividades como agricultura, comercio, servicio, producción y pesca, con el objeto de facilitar y fortalecer la formación técnica, minera y socio-productiva y mejorar sus condiciones laborales, sociales, económicas y educativas.

POLITICA DE FINANCIAMIENTO

El presupuesto para el año 2010 alcanza un monto de Bs. 2.615.964, provenientes de transferencia por recursos ordinarios del Ministerio del Poder Popular del Despacho de la Presidencia.

POLITICA DE GASTOS

El presupuesto de gastos asciende a Bs. 2.615.964, dirigidos a gastos corrientes Bs. 2.562.439, a la inversión real directa Bs. 51.525 y a las aplicaciones financieras Bs. 2.000 para disminución de pasivos. Del monto total del presupuesto de gastos, el 100% está destinado al proyecto "Fortalecimiento del poder popular en actividades técnicas, mineras y socio-productivas a los pequeños mineros y mineras del Estado Bolívar y Estado Anzoátegui".

La Fundación contará con una plantilla de personal de 48 trabajadores a un costo de Bs. 2.242.843.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.615.964**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.615.964
Del sector público	2.615.964
Transferencias corrientes internas recibidas del sector público	2.615.964
De la República	2.615.964
Recursos Ordinarios	2.615.964
TOTAL RECURSOS	**2.615.964**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.562.439**
GASTOS DE CONSUMO	2.462.439
Remuneraciones	2.242.843
Sueldos, salarios y otras retribuciones	1.002.188
Beneficios y complementos de sueldos y salarios	721.893
Aportes patronales	97.131
Prestaciones sociales y otras indemnizaciones	147.040
Asistencia socioeconómica	274.592
Compra de Bienes y servicios	219.596
Bienes de consumo	49.596
Servicios no personales	170.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
GASTOS DE CAPITAL	**51.525**
INVERSION REAL DIRECTA	**51.525**
Formación Bruta de Capital Fijo	51.525
Maquinaria, equipos y otros bienes muebles	51.525
APLICACIONES FINANCIERAS	**2.000**
DISMINUCION DE PASIVOS	**2.000**
Disminución de obligaciones de ejercicios anteriores	2.000
TOTAL GASTOS	**2.615.964**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107041	Fortalecimiento del poder popular en actividades técnicas mineras y socio-productivas a los pequeños mineros y mineras del Edo. Bolívar y Edo Anzoátegui	Persona Beneficiada			3.000		2.615.964			2.615.964
TOTAL							2.615.964			**2.615.964**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**18**	**13**	**9**	**40**	**826.644**		**826.644**
Directivo	2			2	150.480		150.480
Personal Administrativo	16	10	9	35	605.280		605.280
Obrero		3		3	70.884		70.884
Personal Contratado	**4**	**1**	**3**	**8**	**170.544**		**170.544**
Directivo	1			1	85.800		85.800
Personal Administrativo	1	1	2	4	71.940		71.940
Obrero	2		1	3	12.804		12.804
TOTAL	**22**	**14**	**12**	**48**	**997.188**		**997.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.242.843
4.02	Materiales, suministros y mercancías	49.596
4.03	Servicios no personales	170.000
4.04	Activos reales	51.525
4.07	Transferencias y donaciones	100.000
4.11	Disminución de pasivos	2.000
	TOTAL	**2.615.964**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.615.964**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.615.964
Del sector público	2.615.964
Transferencias corrientes internas recibidas del sector público	2.615.964
De la República	2.615.964
Ministerio del Poder Popular del Despacho de la Presidencia	2.615.964
Recursos Ordinarios	2.615.964
B. GASTOS CORRIENTES	**2.562.439**
GASTOS DE CONSUMO	2.462.439
Remuneraciones	2.242.843
Sueldos, salarios y otras retribuciones	1.002.188
Beneficios y complementos de sueldos y salarios	721.893
Aportes patronales	97.131
Prestaciones sociales y otras indemnizaciones	147.040
Asistencia socioeconómica	274.592
Compra de Bienes y servicios	219.596
Bienes de consumo	49.596
Servicios no personales	170.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**53.525**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**53.525**
RECURSOS PROPIOS DE CAPITAL	53.525
Ahorro/ Desahorro en Cuenta Corriente	53.525
B. GASTOS DE CAPITAL	**51.525**
INVERSIÓN REAL DIRECTA	51.525
Formación Bruta de Capital Fijo	51.525
Maquinaria, equipos y otros bienes muebles	51.525
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.000**
SUPERÁVIT FINANCIERO	2.000
B. APLICACIONES FINANCIERAS	**2.000**
DISMINUCION DE PASIVOS	2.000
Disminución de otros pasivos	2.000
Disminución de obligaciones de ejercicios anteriores	2.000

44
Ministerio del Poder Popular para el Turismo

A0145

Comisión Nacional de Casinos,
Salas de Bingo y Máquinas Traganíqueles

COMISIÓN NACIONAL DE CASINOS, SALAS DE BINGO Y MÁQUINAS TRAGANÍQUELES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Comisión de Casinos, Salas de Bingo y Máquinas Traganíqueles es un órgano desconcentrado del Ministerio para el Poder Popular para el Turismo, con autonomía funcional en materia de juegos lícitos de envite y azar, responsable de la concesión de licencias de instalación y funcionamiento, el control, supervisión, fiscalización y recaudación de tributos, en sus diferentes modalidades lícitas y con fines de lucro que se realizan en los establecimientos de casinos, salas de bingo y máquinas traganíqueles.

Para el año 2010 la Comisión Nacional de Casinos prevé continuar fortaleciendo la Inspectoría Nacional, unidad responsable de ejecutar las fiscalizaciones, con la acometida del proyecto Misión "0" Cero Juego Ilegal, manteniendo el talento humano especializado y extendiendo una adecuada plataforma tecnológica, que permita llevar registros y controles automatizados y actualizados, para ejercer una contundente acción fiscalizadora en la verificación de los deberes formales, por parte de las licenciatarias y con el propósito de determinar el cumplimiento de las obligaciones contenidas en la Ley para el Control de los Casinos, Salas de Bingo y Máquinas Traganíqueles.

La Comisión Nacional de Casinos, tiene previsto continuar contribuyendo con la erradicación progresiva de la proliferación del juego ilegal en los bingos públicos y clandestinos en todo el territorio nacional, con el fin de proteger y estimular la participación de las comunidades como actores principales al involucrarlas en el control de esta actividad, a través de la formulación de denuncias ante los organismos de seguridad del estado, por la presunta perpetración de delitos y demás hilitos.

Los ingresos del ente provendrán de las Contribuciones Especiales que deben cancelar las licenciatarias, recursos ordinarios aportados por el Ejecutivo Nacional, los cuales serán dirigidos a cubrir el financiamiento de los gastos.

El presupuesto de ingresos y gastos se sitúa en Bs. 11.113.898, de los cuales Bs. 9.390.108 serán orientadas a cubrir las acciones centralizadas y Bs. 1.723.790 para la ejecución del proyecto Misión "0" Cero Juego Ilegal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**11.053.865**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.053.865
Del sector Privado	8.553.865
Transferencias corrientes internas recibidas del sector privado	8.553.865
De empresas privadas	8.553.865
Del sector público	2.500.000
Transferencias corrientes internas recibidas del sector público	2.500.000
De la República	2.500.000
INGRESOS DE CAPITAL	**60.033**
RECURSOS PROPIOS DE CAPITAL	**60.033**
Incremento de la depreciación y amortización acumuladas	60.033
TOTAL RECURSOS	**11.113.898**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**9.641.655**
GASTOS DE CONSUMO	9.425.655
Remuneraciones	7.135.658
Sueldos, salarios y otras retribuciones	1.895.112
Beneficios y complementos de sueldos y salarios	3.667.827
Aportes patronales	232.563
Prestaciones sociales y otras indemnizaciones	281.052
Asistencia socioeconómica	967.758
Otros gastos de personal	91.346
Compra de Bienes y servicios	2.229.964
Bienes de consumo	477.757
Servicios no personales	1.752.207
Depreciación y amortización	60.033
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.000
Al sector privado	200.000
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
OTROS GASTOS CORRIENTES	16.000
Indemnizaciones y sanciones pecuniarias	6.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	6.000
Otros Gastos Corrientes	10.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**454.000**
INVERSION REAL DIRECTA	**454.000**
Formación Bruta de Capital Fijo	354.000
Maquinaria, equipos y otros bienes muebles	354.000
Bienes intangibles	100.000
APLICACIONES FINANCIERAS	**1.018.243**
INVERSION FINANCIERA	**60.033**
Incremento de otros activos financieros	60.033
Incremento de disponibilidades	60.033
Incremento de caja	5.000
Incremento de bancos	55.033
DISMINUCION DE PASIVOS	**958.210**
Disminución de cuentas y efectos por pagar	958.210
Disminución de cuentas y efectos por pagar a corto plazo	958.210
Disminución de efectos por pagar a proveedores a corto plazo	958.210
TOTAL GASTOS	**11.113.898**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107211	Misión "0" Cero Juego Ilegal	Fiscalización			250	723.790	1.000.000			1.723.790
	TOTAL					**723.790**	**1.000.000**			**1.723.790**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	4.391.422	1.500.000			5.891.422
02	Gestión Administrativa	3.498.686				3.498.686
	TOTAL	**7.890.108**	**1.500.000**			**9.390.108**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**25**	**13**		**38**	**1.232.724**	**38.873**	**1.271.597**
Directivo	2	5		7	377.218		377.218
Profesional y Técnico	20	4		24	683.170	16.071	699.241
Personal Administrativo	3			3	126.300	13.595	139.895
Obrero		4		4	46.036	9.207	55.243
Personal Contratado	**20**	**16**		**36**	**648.252**		**648.252**
Profesional y Técnico	10	5		15	412.091		412.091
Personal Administrativo	10	11		21	236.161		236.161
TOTAL	**45**	**29**		**74**	**1.880.976**	**38.873**	**1.919.849**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	7.135.658
4.02	Materiales, suministros y mercancías	477.757
4.03	Servicios no personales	1.752.207
4.04	Activos reales	454.000
4.05	Activos financieros	60.033
4.07	Transferencias y donaciones	200.000
4.08	Otros gastos	76.033
4.11	Disminución de pasivos	958.210
	TOTAL	**11.113.898**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**11.053.865**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.053.865
Del sector Privado	8.553.865
Transferencias corrientes internas recibidas del sector privado	8.553.865
De empresas privadas	8.553.865
Del sector público	2.500.000
Transferencias corrientes internas recibidas del sector público	2.500.000
De la República	2.500.000
Ministerio del Poder Popular para el Turismo	2.500.000
Recursos Ordinarios	2.500.000
B. GASTOS CORRIENTES	**9.641.655**
GASTOS DE CONSUMO	9.425.655
Remuneraciones	7.135.658
Sueldos, salarios y otras retribuciones	1.895.112
Beneficios y complementos de sueldos y salarios	3.667.827
Aportes patronales	232.563
Prestaciones sociales y otras indemnizaciones	281.052
Asistencia socioeconómica	967.758
Otros gastos de personal	91.346
Compra de Bienes y servicios	2.229.964
Bienes de consumo	477.757
Servicios no personales	1.752.207
Depreciación y amortización	60.033
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.000
Al sector privado	200.000
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
OTROS GASTOS CORRIENTES	16.000
Indemnizaciones y sanciones pecuniarias	6.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	6.000
Otras Gastos Corrientes	10.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.412.210**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.472.243**
RECURSOS PROPIOS DE CAPITAL	1.472.243
Ahorro/ Desahorro en Cuenta Corriente	1.412.210
Incremento de la depreciación y amortización acumuladas	60.033
B. GASTOS DE CAPITAL	**454.000**
INVERSIÓN REAL DIRECTA	454.000
Formación Bruta de Capital Fijo	354.000
Maquinaria, equipos y otros bienes muebles	354.000
Bienes intangibles	100.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.018.243**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.018.243**
SUPERÁVIT FINANCIERO	1.018.243
B. APLICACIONES FINANCIERAS	**1.018.243**
INVERSION FINANCIERA	60.033
Incremento de otros activos financieros	60.033
Incremento de disponibilidades	60.033
Incremento de caja	5.000
Incremento de bancos	55.033
DISMINUCION DE PASIVOS	958.210
Disminución de cuentas y efectos por pagar	958.210
Disminución de cuentas y efectos por pagar a corto plazo	958.210
Disminución de efectos por pagar a proveedores a corto plazo	958.210

A0943

Colegio Universitario
Hotel Escuela de los Andes Venezolanos
(CUHELAV)

COLEGIO UNIVERSITARIO HOTEL ESCUELA DE LOS ANDES VENEZOLANOS (CUHELAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Colegio Universitario Hotel Escuela de Los Andes Venezolanos (CUHELAV), es un ente adscrito al Ministerio del Poder Popular para el Turismo, cuyo objetivo va dirigido a la formación integral en el área de la Hotelería, Turismo y Servicios de la Hospitalidad en general, su particularidad la constituye su perfil generador del "APRENDER HACIENDO". Su sistema educativo esta orientado al modelo productivo socialista.

El Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2010 asciende a Bs. 7.956.745, que será financiado con transferencias corrientes del Ejecutivo Nacional por Bs. 7.700.000, provenientes del Ministerio del Poder Popular para el Turismo Bs. 4.000.000, Ministerio del Poder Popular para la Educación Superior Bs. 1.300.000 y del Instituto Nacional de Turismo (INATUR) Bs. 2.400.000; ingresos propios Bs. 179.783 e ingresos de capital Bs. 76.962, derivados del incremento de la depreciación y amortización acumuladas.

Del total del presupuesto, serán orientados a las acciones centralizadas Bs. 3.150.233 y a proyectos Bs. 4.806.512, destinado a ejecutar el Plan de Formación Integral Universitaria Turística a los fines de adecuar la institución a las nuevas estrategias y necesidades para la integración de la educación bolivariana en materia de turismo, hotelería y recreación, cuya meta es la formación de 352 estudiantes en el área de hotelería, servicios de la hospitalidad, servicio social, arte culinario y recreación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**7.879.783**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	179.783
Venta de servicios	179.783
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.700.000
Del sector público	7.700.000
Transferencias corrientes internas recibidas del sector público	7.700.000
De la República	5.300.000
De los entes descentralizados sin fines empresariales	2.400.000
INGRESOS DE CAPITAL	**76.962**
RECURSOS PROPIOS DE CAPITAL	**76.962**
Incremento de la depreciación y amortización acumuladas	76.962
TOTAL RECURSOS	**7.956.745**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**7.630.299**
GASTOS DE CONSUMO	7.630.299
Remuneraciones	5.091.160
Sueldos, salarios y otras retribuciones	1.722.304
Beneficios y complementos de sueldos y salarios	1.843.838
Aportes patronales	273.136
Prestaciones sociales y otras indemnizaciones	481.025
Asistencia socioeconómica	752.857
Otros gastos de personal	18.000
Compra de Bienes y servicios	2.462.177
Bienes de consumo	1.356.634
Servicios no personales	1.105.543
Depreciación y amortización	76.962
GASTOS DE CAPITAL	**291.446**
INVERSION REAL DIRECTA	**291.446**
Formación Bruta de Capital Fijo	291.446
Maquinaria, equipos y otros bienes muebles	291.446
APLICACIONES FINANCIERAS	**35.000**
DISMINUCION DE PASIVOS	**35.000**
Disminución de cuentas y efectos por pagar	35.000
Disminución de cuentas y efectos por pagar a corto plazo	35.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	35.000
TOTAL GASTOS	**7.956.745**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107623	Plan de Formación Integral Universitario Turístico	Promoción			2	179.783	4.626.729			4.806.512
TOTAL						179.783	4.626.729			4.806.512

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.679.833			1.679.833
02	Gestión Administrativa	76.962	1.393.438			1.470.400
TOTAL		76.962	3.073.271			3.150.233

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**62**	**15**		**77**	**1.722.304**		**1.722.304**
Directivo	1			1	61.992		61.992
Profesional y Técnico	20	3		23	667.811		667.811
Personal Administrativo	21	8		29	553.145		553.145
Personal Docente	20	4		24	439.356		439.356
TOTAL	**62**	**15**		**77**	**1.722.304**		**1.722.304**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	5.091.160
4.02	Materiales, suministros y mercancías	1.356.634
4.03	Servicios no personales	1.105.543
4.04	Activos reales	291.446
4.08	Otros gastos	76.962
4.11	Disminución de pasivos	35.000
	TOTAL	**7.956.745**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**7.879.783**
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.700.000
Del sector público	7.700.000
Transferencias corrientes internas recibidas del sector público	7.700.000
De la República	5.300.000
Ministerio del Poder Popular para el Turismo	4.000.000
Recursos Ordinarios	4.000.000
Ministerio del Poder Popular para la Educación Superior	1.300.000
Recursos Ordinarios	1.300.000
De los entes descentralizados sin fines empresariales	2.400.000
Instituto Nacional de Turismo (INATUR)	2.400.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	179.783
Venta de servicios	179.783
B. GASTOS CORRIENTES	**7.630.299**
GASTOS DE CONSUMO	7.630.299
Remuneraciones	5.091.160
Sueldos, salarios y otras retribuciones	1.722.304
Beneficios y complementos de sueldos y salarios	1.843.838
Aportes patronales	273.136
Prestaciones sociales y otras indemnizaciones	481.025
Asistencia socioeconómica	752.857
Otros gastos de personal	18.000
Compra de Bienes y servicios	2.462.177
Bienes de consumo	1.356.634
Servicios no personales	1.105.543
Depreciación y amortización	76.962
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**249.484**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**326.446**
RECURSOS PROPIOS DE CAPITAL	326.446
Ahorro/ Desahorro en Cuenta Corriente	249.484
Incremento de la depreciación y amortización acumuladas	76.962
B. GASTOS DE CAPITAL	**291.446**
INVERSIÓN REAL DIRECTA	291.446
Formación Bruta de Capital Fijo	291.446
Maquinaria, equipos y otros bienes muebles	291.446
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**35.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**35.000**
SUPERÁVIT FINANCIERO	35.000
B. APLICACIONES FINANCIERAS	**35.000**
DISMINUCION DE PASIVOS	35.000
Disminución de cuentas y efectos por pagar	35.000
Disminución de cuentas y efectos por pagar a corto plazo	35.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	35.000

A1329
Instituto Nacional de Turismo
(INATUR)

INSTITUTO NACIONAL DE TURISMO (INATUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Turismo (INATUR) para el año 2010 tendrá como objetivo estratégico el alcance de la Suprema Felicidad Social, la cual tiene como punto de partida la construcción de una estructura social incluyente; en tal sentido, formula su presupuesto orientado en la actividad turística como actividad generadora de trabajo y bienestar hacia las comunidades a través de la capacitación continua del recurso humano en las áreas de sensibilización, capacitación y formación a nivel nacional, a fin de prestar un servicio de calidad a los usuarios del sector turismo, y promover los diferentes destinos turísticos que ofrece nuestro País a nivel nacional e internacional.

Su política se fundamenta en el logro del posicionamiento de Venezuela como producto turístico altamente competitivo, apoyando su gestión de recaudación, de manera integrada y coordinada con todos los actores vinculados al sector turismo.

Con la modificación de la Ley Orgánica de Turismo, se tiene especial atención en aquellas actividades dirigidas al desarrollo y fortalecimiento de las comunidades organizadas, consejos comunales y demás formas de participación popular

El Organismo tiene entre sus competencias suscribir los convenios, contratos o cualquier otro tipo de acuerdo con integrantes del Sistema Turístico Nacional o con entes públicos y privados, nacionales e internacionales, para desarrollar los programas de capacitación y promoción que fomentan el sector turístico.

La diversificación de los planes del Ente son ejecutados a nivel nacional por intermedio de los Fondos Mixtos de Turismo, localizados en cada uno de los estados del país, a efectos de canalizar con el fin de canalizar y evaluar por INATUR los distintos proyectos turísticos presentados por particulares y empresas, interesados en la actividad turística en cualquier localidad del país.

El presupuesto de ingresos y gastos del año 2010 asciende a Bs. 188.832.852, que será financiado con ingresos corrientes por Bs. 168.236.519, provenientes de la recaudación de la contribución especial del 1% fijados en la Ley Orgánica de Turismo Bs.137.547.000, operaciones propias del Hotel Prado Río Bs. 16.189.519 y transferencias corrientes del Ministerio del Poder Popular para el Turismo por Bs. 14.500.000, ingresos de capital por Bs. 3.578.678 y disminución de disponibilidades de bancos 17.017.655.

La contribución del 1% de los prestadores de servicios turísticos, será destinada a los planes de promoción turística y de capacitación y formación de las ciudadanas para el desarrollo del turismo.

Del total del presupuesto, serán orientados Bs. 46.886.396 a las acciones centralizadas y Bs. 141.946.456 para la ejecución de los proyectos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**168.236.519**
INGRESOS NO TRIBUTARIOS	137.547.000
Ingresos por contribuciones especiales	137.547.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACION PUBLICA	16.189.519
Venta de bienes	7.899.491
Venta de servicios	8.290.028
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.500.000
Del sector público	14.500.000
Transferencias corrientes internas recibidas del sector público	14.500.000
De la República	14.500.000
INGRESOS DE CAPITAL	**3.578.678**
RECURSOS PROPIOS DE CAPITAL	**3.578.678**
Incremento de la depreciación y amortización acumuladas	3.578.678
FUENTES DE FINANCIAMIENTO	**17.017.655**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**17.017.655**
Disminución de otros activos financieros	17.017.655
Disminución de disponibilidades	17.017.655
Disminución de bancos	17.017.655
TOTAL RECURSOS	**188.832.852**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**182.494.190**
GASTOS DE CONSUMO	107.336.201
Remuneraciones	49.541.148
Sueldos, salarios y otras retribuciones	8.854.154
Beneficios y complementos de sueldos y salarios	25.847.356
Aportes patronales	1.556.561
Prestaciones sociales y otras indemnizaciones	3.343.033
Asistencia socioeconómica	8.779.087
Otros gastos de personal	1.160.957
Compra de Bienes y servicios	54.216.375
Bienes de consumo	15.311.196
Servicios no personales	38.905.179
Depreciación y amortización	3.578.678
TRANSFERENCIAS Y DONACIONES CORRIENTES	75.157.989
Al sector privado	187.559
Transferencias corrientes al sector privado	82.559
Directas a personas	82.559
Jubilaciones y otros beneficios asociados	82.559
Donaciones corrientes al sector privado	105.000
Donaciones a personas	105.000
Al sector público	71.604.107
Transferencias corrientes al sector público	71.604.107
A los entes descentralizados sin fines empresariales para sus gastos	71.604.107
Al sector externo	3.366.323
Transferencias corrientes al exterior	3.366.323
A instituciones sin fines de lucro	3.366.323

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**4.468.662**
INVERSION REAL DIRECTA	**4.468.662**
Formación Bruta de Capital Fijo	4.408.662
Maquinaria, equipos y otros bienes muebles	4.408.662
Bienes intangibles	60.000
APLICACIONES FINANCIERAS	**1.870.000**
DISMINUCION DE PASIVOS	**1.870.000**
Disminución de cuentas y efectos por pagar	1.870.000
Disminución de cuentas y efectos por pagar a corto plazo	1.870.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	1.800.000
TOTAL GASTOS	**188.832.852**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106886	Promocionar la Marca Venezuela en el Ámbito Nacional e Internacional.	Visita			1.225.000	33.011.280				33.011.280
106972	Plan Nacional de Sensibilización, Capacitación y Formación Turística.	Participante			511.848	22.077.520				22.077.520
107282	Mecanismos Efectivos para el Control y Seguimiento de las Acciones de los Fondos Mixtos.	Visita			51	70.668.137				70.668.137
107531	Desarrollo del Servicio Turístico de Excelencia en Hotelería, Hotel Prado Río	Usuario	128.373	128.373	256.746	16.189.519				16.189.519
	TOTAL					141.946.456				141.946.456

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	17.854.156	14.500.000			32.354.156
02	Gestión Administrativa	14.449.681				14.449.681
03	Previsión y Protección Social	82.559				82.559
	TOTAL	32.386.396	14.500.000			46.886.396

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**93**	**82**		**175**	**3.131.518**	**548.614**	**3.680.132**
Directivo	13	9		22	613.185	69.892	683.077
Profesional y Técnico	22	5		27	581.820	385.635	967.455
Personal Administrativo	19	16		35	656.085	59.974	716.059
Obrero	39	52		91	1.280.428	33.113	1.313.541
Personal Fijo a Tiempo Parcial	**2**	**2**		**4**	**33.113**		**33.113**
Obrero	2	2		4	33.113		33.113
Personal Contratado	**134**	**102**		**236**	**4.915.007**		**4.915.007**
Directivo	17	10		27	434.327		434.327
Profesional y Técnico	74	59		133	3.824.424		3.824.424
Personal Administrativo	17	7		24	424.500		424.500
Obrero	26	26		52	231.756		231.756
TOTAL	**229**	**186**		**415**	**8.079.638**	**548.614**	**8.628.252**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**2**	**1**	**3**	**82.559**
Obreros		1	1	23.843
Empleados	2		2	58.716
TOTAL	**2**	**1**	**3**	**82.559**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	49.541.148
4.02	Materiales, suministros y mercancías	15.311.196
4.03	Servicios no personales	38.905.179
4.04	Activos reales	4.468.662
4.07	Transferencias y donaciones	75.157.989
4.08	Otros gastos	3.578.678
4.11	Disminución de pasivos	1.870.000
	TOTAL	**188.832.852**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**168.236.519**
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.500.000
Del sector público	14.500.000
Transferencias corrientes internas recibidas del sector público	14.500.000
De la República	14.500.000
Ministerio del Poder Popular para el Turismo	14.500.000
Recursos Ordinarios	14.500.000
INGRESOS NO TRIBUTARIOS	137.547.000
Ingresos por contribuciones especiales	137.547.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	16.189.519
Venta de bienes	7.899.491
Venta de servicios	8.290.028
B. GASTOS CORRIENTES	**182.494.190**
GASTOS DE CONSUMO	107.336.201
Remuneraciones	49.541.148
Sueldos, salarios y otras retribuciones	8.854.154
Beneficios y complementos de sueldos y salarios	25.847.356
Aportes patronales	1.556.561
Prestaciones sociales y otras indemnizaciones	3.343.033
Asistencia socioeconómica	8.779.087
Otros gastos de personal	1.160.957
Compra de Bienes y servicios	54.216.375
Bienes de consumo	15.311.196
Servicios no personales	38.905.179
Depreciación y amortización	3.578.678
TRANSFERENCIAS Y DONACIONES CORRIENTES	75.157.989
Al sector privado	187.559
Transferencias corrientes al sector privado	82.559
Directas a personas	82.559
Jubilaciones y otros beneficios asociados	82.559
Donaciones corrientes al sector privado	105.000
Donaciones a personas	105.000
Al sector público	71.604.107
Transferencias corrientes al sector público	71.604.107
A los entes descentralizados sin fines empresariales para sus gastos	71.604.107
Al sector externo	3.366.323
Transferencias corrientes al exterior	3.366.323
A instituciones sin fines de lucro	3.366.323
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(14.257.671)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(10.678.993)**
RECURSOS PROPIOS DE CAPITAL	(10.678.993)
Ahorro/ Desahorro en Cuenta Corriente	(14.257.671)
Incremento de la depreciación y amortización acumuladas	3.578.678

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**4.468.662**
INVERSIÓN REAL DIRECTA	4.468.662
Formación Bruta de Capital Fijo	4.408.662
Maquinaria, equipos y otros bienes muebles	4.408.662
Bienes intangibles	60.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(15.147.655)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**17.017.655**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.017.655
Disminución de otros activos financieros	17.017.655
Disminución de disponibilidades	17.017.655
Disminución de bancos	17.017.655
B. APLICACIONES FINANCIERAS	**17.017.655**
DISMINUCION DE PASIVOS	1.870.000
Disminución de cuentas y efectos por pagar	1.870.000
Disminución de cuentas y efectos por pagar a corto plazo	1.870.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	20.000
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	1.800.000
DÉFICIT FINANCIERO	15.147.655

45
Ministerio del Poder Popular para la Energía y Petróleo

A0356

Fundación Guardería Infantil
del Ministerio de Energía y Minas "La Alquitrana"

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Guardería Infantil La Alquitrana, Institución adscrita al Ministerio del Poder Popular para la Energía y Petróleo (MENPET) para el año 2010 proyecta brindar atención integral a 280 niños y niñas en edad de educación inicial, hijos e hijas de trabajadores del Ministerio y sus entes adscritos, y ofrecer atención especializada a niños y niñas con dificultades en las áreas de desarrollo, estableciendo para el cumplimiento de estos objetivos las siguientes políticas y planes de acción:

- Brindar Educación de Calidad.
    - Facilitar estrategias que promuevan el desarrollo integral de las niñas y los niños en las diferentes áreas del aprendizaje.
- Proporcionar Infraestructuras Acondicionadas para la Atención Integral de las Niñas y los Niños.
    - Ofrecer espacios adecuados que garanticen proteger la integridad física y socio-emocional de las niñas y los niños durante la jornada laboral de sus padres y representantes.
- Favorecer la Educación Inicial.
    - Propiciar en la niña y el niño un ambiente que brinde oportunidades de aprendizaje, a través de estrategias y actividades que satisfagan sus intereses y necesidades, promoviendo el desarrollo pleno de sus potencialidades para encarar con éxito la permanencia y prosecución escolar.
    - Estimular el desarrollo de la identidad de los niños y las niñas respetando sus diferencias individuales, culturales y religiosas.
    - Contribuir con el bienestar físico de los infantes.
    - Fomentar buenos hábitos alimenticios, higiénicos y sociales.
    - Propiciar salud física y socio-emocional, a las niñas y los niños, a través de profesionales especializados en: Pediatría, Odontología, Psicología, Psicopedagogía, Terapia de Lenguaje y Psicomotora.
- Rescatar la Identidad Nacional.
    - Fortalecer el sentido de pertenencia a través de la identificación con las costumbres, celebraciones y tradiciones venezolanas.

Con estos lineamientos se proporcionará la preparación adecuada para el ingreso natural a los niveles superiores de la educación básica.

POLÍTICA DE FINANCIAMIENTO

Las fuentes de financiamiento previstas para el ejercicio fiscal 2010, están conformadas por Bs. 8.092.415 provenientes de la transferencia corriente del Ministerio del Poder Popular para la Energía y Petróleo, ingresos de capital Bs. 150.000 y disminución de caja y bancos Bs. 330.000.

POLÍTICA DE GASTOS

El total de egresos previstos es de Bs. 8.572.415, de los cuales se destinarán a cubrir el gasto de personal Bs. 6.668.165 (77,8%), materiales, suministros y mercancías Bs. 1.033.400 (12%), necesarios para el normal funcionamiento de la guardería; servicios no personales por Bs. 476.600 (5,6%), transferencias y donaciones corrientes Bs. 244.250 (2,9%) y otros gastos Bs. 150.000 (1,7%).

Para el ejercicio fiscal 2010, la Fundación ha programado ejecutar un (1) proyecto, por un monto de Bs. 6.897.415 (80,5%) y acciones centralizadas Bs. 1.675.000 (19,5%).

Este Proyecto Institucional armoniza con las Directrices Estratégicas del Plan Operativo Anual de la Nación; a saber, la Construcción de la Suprema Felicidad Social, ya que propone brindar educación inicial a una población de 280 niñas y niños atendidos por profesionales especialistas que les facilitarán las herramientas necesarias para su prosecución y permanencia en el sistema educativo e inserción en la sociedad.

La Alquitrana ha previsto obtener un desahorro de Bs. 480.000 y un resultado financiero deficitario por Bs. 480.000 que será financiado con disminución de disponibilidades.

Para el año 2010, contará con una planta de personal de 108 trabajadores, con un costo de Bs. 6.668.165, necesarios para la ejecución de los proyectos y normal desenvolvimiento de las actividades medulares de la fundación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**8.092.415**
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.092.415
Del sector público	8.092.415
Transferencias corrientes internas recibidas del sector público	8.092.415
De la República	8.092.415
Recursos Ordinarios	8.092.415
INGRESOS DE CAPITAL	**150.000**
RECURSOS PROPIOS DE CAPITAL	**150.000**
Incremento de la depreciación y amortización acumuladas	150.000
FUENTES DE FINANCIAMIENTO	**330.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**330.000**
Disminución de otros activos financieros	330.000
Disminución de disponibilidades	330.000
Disminución de Bancos	330.000
TOTAL RECURSOS	**8.572.415**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**8.572.415**
GASTOS DE CONSUMO	8.328.165
Remuneraciones	6.668.165
Sueldos, salarios y otras retribuciones	2.220.321
Beneficios y complementos de sueldos y salarios	1.314.602
Aportes patronales	385.720
Prestaciones sociales y otras indemnizaciones	907.025
Asistencia socioeconómica	515.747
Otros gastos de personal	1.324.750
Compra de Bienes y servicios	1.435.000
Bienes de consumo	1.033.400
Servicios no personales	401.600
Impuestos indirectos	75.000
Depreciación y amortización	150.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	244.250
Al sector privado	244.250
Transferencias corrientes al sector privado	244.250
Directas a personas	244.250
Jubilaciones y otros beneficios asociados	244.250
TOTAL GASTOS	**8.572.415**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106.639	Optimizar la Calidad Educativa del Centro de Educación Inicial La Alquitrana	Niño Atendido	147	133	280	330.000	6.567.415			6.897.415
	TOTAL					330.000	6.567.415			6.897.415

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.022.150			1.022.150
02	Gestión Administrativa		258.600		150.000	408.600
03	Previsión y Protección Social		244.250			244.250
	TOTAL		1.525.000		150.000	1.675.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**38**	**11**	**5**	**54**	**899.443**		**899.443**
Directivo			1	1	37.296		37.296
Profesional y Técnico	11		1	12	247.908		247.908
Personal Administrativo	4	1		5	69.786		69.786
Personal Docente	18		2	20	356.593		356.593
Obrero	5	10	1	16	187.860		187.860
Personal Contratado	**45**	**8**	**1**	**54**	**803.159**		**803.159**
Profesional y Técnico	1	2		3	67.128		67.128
Personal Administrativo	10	6	1	17	202.404		202.404
Personal Docente	34			34	533.627		533.627
TOTAL	**83**	**19**	**6**	**108**	**1.702.602**		**1.702.602**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**10**		**10**	**244.250**
Obreros	3		3	62.465
Empleados	3		3	84.260
Docentes	4		4	97.525
TOTAL	**10**		**10**	**244.250**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.668.165
4.02	Materiales, suministros y mercancías	1.033.400
4.03	Servicios no personales	476.600
4.07	Transferencias y donaciones	244.250
4.08	Otros gastos	150.000
	TOTAL	**8.572.415**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**8.092.415**
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.092.415
Del sector público	8.092.415
Transferencias corrientes internas recibidas del sector público	8.092.415
De la República	8.092.415
Ministerio del Poder Popular para la Energía y Petróleo	8.092.415
Recursos Ordinarios	8.092.415
B. GASTOS CORRIENTES	**8.572.415**
GASTOS DE CONSUMO	8.328.165
Remuneraciones	6.668.165
Sueldos, salarios y otras retribuciones	2.220.321
Beneficios y complementos de sueldos y salarios	1.314.602
Aportes patronales	385.720
Prestaciones sociales y otras indemnizaciones	907.025
Asistencia socioeconómica	515.747
Otros gastos de personal	1.324.750
Compra de Bienes y servicios	1.435.000
Bienes de consumo	1.033.400
Servicios no personales	401.600
Impuestos indirectos	75.000
Depreciación y amortización	150.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	244.250
Al sector privado	244.250
Transferencias corrientes al sector privado	244.250
Directas a personas	244.250
Jubilaciones y otros beneficios asociados	244.250
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(480.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(330.000)**
RECURSOS PROPIOS DE CAPITAL	(330.000)
Ahorro/ Desahorro en Cuenta Corriente	(480.000)
Incremento de la depreciación y amortización acumuladas	150.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(330.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**330.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	330.000
Disminución de otros activos financieros	330.000
Disminución de disponibilidades	330.000
Disminución de Bancos	330.000
B. APLICACIONES FINANCIERAS	**330.000**
DÉFICIT FINANCIERO	330.000

A0361

Fundación Oro Negro

FUNDACIÓN ORO NEGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Oro Negro tiene como objetivo organizar y ejecutar programas sociales, culturales, créditos hipotecarios de vivienda, recreativos y deportivos que contribuyan a elevar la calidad de vida de los empleados y obreros del Ministerio del Poder Popular para la Energía y Petróleo y de sus entes adscritos. Por otra parte, la Fundación brindará ayuda socioeconómica, principalmente en materia de salud, a la comunidad organizada, casos particulares y a entes públicos y privados en el marco del establecimiento de la disminución de la brecha e inequidad en el sector salud; se contribuirá mediante el otorgamiento de créditos hipotecarios a facilitar el acceso a una vivienda digna así como, los servicios urbanos a trabajadores fijos, empleados, obreros, jubilados y pensionados por invalidez del MENPET y sus entes adscritos.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos para el año 2010 de La Fundación Oro Negro alcanza un monto de Bs. 204.388.507 de los cuales contará con recursos ordinarios asignados por el Ministerio del Poder Popular para la Energía y Petróleo por el orden de Bs. 7.026.574, transferencias corrientes internas recibidas de los entes descentralizados con fines empresariales petroleros por la cantidad de Bs. 165.581.357, otros ingresos por la cantidad de Bs. 24.850.468, Intereses por préstamos Bs. 6.783.048 y Bs. 147.060 de intereses por depósitos.

POLÍTICA DE GASTOS

La Fundación Oro Negro orientará sus gastos hacia el desarrollo de las siguientes actividades, programas sociales y/o proyectos:

- Funcionamiento, Mantenimiento y Ampliación del Hospital Coromoto, en el Estado Zulia 2010: alcanzar el óptimo funcionamiento del Hospital Coromoto con la ampliación y el continuo mantenimiento de las diferentes áreas y equipos.
- Ayuda Socioeconómica Dirigida a Ciudadanos y Ciudadanas de Escasos Recursos en Materia de Salud a Nivel Nacional (Oficina de Gestión y Acción Social -OGAS): otorgar ayudas socioeconómicas para el financiamiento de intervenciones quirúrgicas, tratamientos e insumos médicos, exámenes especiales.
- Plan de Vivienda del MENPET y sus Entes Adscritos a Nivel Nacional 2010: Otorgamiento de créditos hipotecarios para la adquisición, construcción y remodelación o liberación de hipoteca de viviendas para los trabajadores fijos (empleados y obreros), jubilados y pensionados por invalidez del MENPET y sus entes adscritos.
- Programa de Promoción de las Manifestaciones Artísticas y Culturales de Tradición Venezolana y Latinoamericana del MENPET y sus entes adscritos 2010: trabajadores (as), beneficiarios directos e hijos (as), así como hombres, mujeres, niños (as) y adolescentes de las comunidades vecinales participantes en eventos y actividades institucionales y plan vacacional interinstitucional 2010.

Igualmente, la Fundación utilizará recursos para sus gastos de funcionamiento y operación de sus unidades administrativas y sustantivas.

El presupuesto de gastos asciende a Bs. 204.388.507 dirigidos a gastos corrientes Bs.150.754.491 a las aplicaciones financieras Bs. 39.816.952 y la cantidad de Bs. 13.817.064 para disminución de pasivos. Del monto total del presupuesto de gastos, el 98,3%, es decir, Bs. 200.999.005 estarán dirigidos a los proyectos y el restante 1,7%; Bs. 3.389.502 a las acciones centralizadas.

La Fundación contará con una plantilla de personal de 874 trabajadores a un costo de Bs. 72.792.460.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**204.388.507**
INGRESOS DE LA PROPIEDAD	6.930.108
Intereses	6.930.108
Intereses internos	6.930.108
Intereses por préstamos	6.783.048
Intereses por depósitos	147.060
TRANSFERENCIAS Y DONACIONES CORRIENTES	172.607.931
Del sector público	172.607.931
Transferencias corrientes internas recibidas del sector público	172.607.931
De la República	7.026.574
Recursos Ordinarios	7.026.574
De los entes descentralizados con fines empresariales petroleros	165.581.357
OTROS INGRESOS	24.850.468
Diversos Ingresos	24.850.468
TOTAL RECURSOS	**204.388.507**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**150.754.491**
GASTOS DE CONSUMO	148.565.003
Remuneraciones	72.792.460
Sueldos, salarios y otras retribuciones	29.995.884
Beneficios y complementos de sueldos y salarios	26.447.003
Aportes patronales	3.015.129
Prestaciones sociales y otras indemnizaciones	8.029.413
Asistencia socioeconómica	5.305.031
Compra de Bienes y servicios	75.772.543
Bienes de consumo	62.969.492
Servicios no personales	12.803.051
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.189.488
Al sector privado	2.189.488
Donaciones corrientes al sector privado	2.189.488
Donaciones a personas	2.189.488
APLICACIONES FINANCIERAS	**53.634.016**
INVERSION FINANCIERA	**39.816.952**
Concesión de préstamos a largo plazo	39.816.952
Al sector privado	39.816.952
DISMINUCION DE PASIVOS	**13.817.064**
Disminución de otros pasivos a mediano y largo plazo	13.817.064
TOTAL GASTOS	**204.388.507**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107.218	Funcionamiento, Mantenimiento y Ampliación del Hospital Coromoto en el Estado Zulia 2010	Paciente Atendido	100.000	94.880	194.880				153.712.547	153.712.547
107.306	Ayudas Socioeconómicas Dirigidas a Ciudadanos y Ciudadanas de Escasos Recursos en Materia de Salud a Nivel Nacional.	Ayuda Otorgada			314		3.120.456		243.600	3.364.056
107.330	Plan de Vivienda del Menpet y sus Entes Adscritos a Nivel Nacional 2010	Trabajador Beneficiado	150	150	300				40.604.676	40.604.676
107.400	Programas de Promoción de las Manifestaciones, Artísticas y Culturales de Tradición Venezolana y Latinoamericana del MENPET y sus Entes Adscritos (2010)	Beneficiario			29.500		1.798.118		1.519.608	3.317.726
	TOTAL						4.918.574		196.080.431	200.999.005

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.798.016		394.296	2.192.312
02	Gestión Administrativa		309.984		887.206	1.197.190
	TOTAL		2.108.000		1.281.502	3.389.502

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**552**	**296**	**21**	**869**	**29.852.517**	**177.000**	**30.029.517**
Directivo	1	2	1	4	149.051	9.000	158.051
Profesional y Técnico	268	68	18	354	12.843.168	117.000	12.960.168
Personal Administrativo	174	81	2	257	9.548.250	51.000	9.599.250
Personal Médico	68	69		137	5.313.613		5.313.613
Obrero	41	76		117	1.998.435		1.998.435
Personal Contratado	**1**	**1**	**3**	**5**	**76.210**		**76.210**
Profesional y Técnico	1		3	4	62.400		62.400
Personal Administrativo		1		1	13.810		13.810
TOTAL	**553**	**297**	**24**	**874**	**29.928.727**	**177.000**	**30.105.727**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	72.792.460
4.02	Materiales, suministros y mercancías	62.969.492
4.03	Servicios no personales	12.803.051
4.05	Activos financieros	39.816.952
4.07	Transferencias y donaciones	2.189.488
4.11	Disminución de pasivos	13.817.064
	TOTAL	**204.388.507**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**204.388.507**
TRANSFERENCIAS Y DONACIONES CORRIENTES	172.607.931
Del sector público	172.607.931
Transferencias corrientes internas recibidas del sector público	172.607.931
De la República	7.026.574
Recursos Ordinarios	7.026.574
Ministerio del Poder Popular para la Energía y Petróleo	7.026.574
De los entes descentralizados con fines empresariales petroleros	165.581.357
Petróleos de Venezuela, S.A. (PDVSA)	165.581.357
INGRESOS DE LA PROPIEDAD	6.930.108
Intereses	6.930.108
Intereses internos	6.930.108
Intereses por préstamos	6.783.048
Intereses por depósitos	147.060
OTROS INGRESOS	24.850.468
Diversos Ingresos	24.850.468
B. GASTOS CORRIENTES	**150.754.491**
GASTOS DE CONSUMO	148.565.003
Remuneraciones	72.792.460
Sueldos, salarios y otras retribuciones	29.995.884
Beneficios y complementos de sueldos y salarios	26.447.003
Aportes patronales	3.015.129
Prestaciones sociales y otras indemnizaciones	8.029.413
Asistencia socioeconómica	5.305.031
Compra de Bienes y servicios	75.772.543
Bienes de consumo	62.969.492
Servicios no personales	12.803.051
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.189.488
Al sector privado	2.189.488
Donaciones corrientes al sector privado	2.189.488
Donaciones a personas	2.189.488
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**53.634.016**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**53.634.016**
RECURSOS PROPIOS DE CAPITAL	53.634.016
Ahorro/ Desahorro en Cuenta Corriente	53.634.016
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**53.634.016**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**53.634.016**
SUPERÁVIT FINANCIERO	53.634.016
B. APLICACIONES FINANCIERAS	**53.634.016**
INVERSION FINANCIERA	39.816.952
Concesión de préstamos a largo plazo	39.816.952
Al sector privado	39.816.952
DISMINUCION DE PASIVOS	13.817.064
Disminución de cuentas y efectos por pagar	13.817.064
Disminución de cuentas y efectos por pagar a corto plazo	13.817.064
Disminución cuentas por pagar a proveedores a corto plazo	13.817.064

A0364
Fundación para el Desarrollo
del Servicio Eléctrico
(FUNDELEC)

FUNDACIÓN PARA EL DESARROLLO DEL SERVICIO ELÉCTRICO (FUNDELEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC), fue creada según Decreto N° 2.384, de fecha 18/06/1992, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 35.010 de fecha 21/07/1992 y modificación de los estatutos publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.835 de fecha 19/12/2007, teniendo por objeto la investigación, planificación, organización, administración, realización y ejecución de programas, proyectos, convenios y estudios de carácter técnico, que permitan asegurar al Ministerio del Poder Popular para la Energía y Petróleo, la formulación y ejecución de políticas públicas que garanticen a las empresas eléctricas la prestación de un servicio eléctrico acorde con las necesidades existentes al proceso de integración energética regional.

En los actuales momentos la Fundación se encuentra ejecutando proyectos en el marco del Convenio Integral de Cooperación Cuba-Venezuela, correspondiente a la VII Comisión Mixta, los cuales van dirigidos a mejorar la calidad de vida a comunidades en zonas aisladas, indígenas y fronterizas, incorporándolas al disfrute y uso de los servicios básicos como es el caso de electricidad y agua, a través de los proyectos: "Instalación de Sistemas Fotovoltaícos con Sistemas de Monitoreo en Comunidades Rurales", "Sistemas de Potabilización y Desalinización de Agua para Zonas Aisladas", "Instalación de Sistemas Híbridos en Comunidades Aisladas, indígenas y Fronterizas" y "Estudio de Factibilidad para la Producción de Obleas Solares de Silicio".

Como complemento a la política del uso de energías alternas se está desarrollando el mejoramiento del servicio eléctrico en las comunidades y zonas que presentan potencial hidroenergético, a fin de lograr disminuir el déficit y así contribuir al desarrollo progresivo en sus actividades domésticas y de servicio público en las comunidades aisladas, por medio de los proyectos: "Instalación de Sistemas de Aguas Servidas con Producción de Gas y Fertilizantes en Comunidades Aisladas", "Electrificación Rural de 44 Objetos Sociales con Sistemas Fotovoltaícos de 3.840 Wp", "Instalación de Sistemas Solares Fotovoltaícos en Comunidades Indígenas en los Estados Amazonas, Delta Amacuro, Zulia y Apure, con el fin de transferir estas soluciones de energías alternativas al resto de los países del Caribe en conjunto con la experiencia cubana.

Asimismo, existen proyectos que tienen como objeto fundamental el suministro de información y la capacitación relacionados con el correcto uso del suministro de energía eléctrica, para lograr una gestión eficiente de energía en los sectores públicos a través del "Proyecto Integral para el Uso Eficiente de la Energía en Venezuela", "Reciclaje de Desechos de Tecnologías Eléctricas y Electrónicas", "Mantenimiento de Sistemas Fotovoltaícos" y "Laboratorio-Taller de Pruebas y Otros Aspectos Asociados a la Tecnología en Energías Renovables".

POLÍTICA DE FINANCIAMIENTO

El presupuesto para el año 2010 alcanza un monto de Bs. 81.693.430, que provendrán de transferencias corrientes por Bs. 56.149.060, de los cuales se reciben de entes con fines empresariales petroleros Bs. 32.647.383, de entes con fines empresariales no petroleros Bs. 16.206.056 y de entes financieros no bancarios Bs. 7.295.621. Como recursos de capital Bs. 308.401 por depreciación y amortización acumuladas y las fuentes financieras Bs. 25.235.969 por disminución de bancos e incremento de cuentas por pagar a contratistas.

POLÍTICA DE GASTOS

El presupuesto de gastos asciende a Bs. 81.693.430 dirigidos a gastos corrientes Bs. 77.558.248, inversión real directa Bs. 3.201.407 y aplicaciones financieras Bs. 933.775 para disminución de pasivos.

Del monto total del presupuesto de gastos, el 80,2% (Bs. 65.487.374) estarán dirigidos a los proyectos y el restante 19,8% (Bs. 16.206.056) a las acciones centralizadas.

Para el año 2010, la Fundación contará con una plantilla de personal de 840 trabajadores, a un costo de Bs. 48.253.155.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**56.149.060**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**56.149.060**
Del sector público	56.149.060
Transferencias corrientes internas recibidas del sector público	56.149.060
De los entes descentralizados con fines empresariales petroleros	32.647.383
De los entes descentralizados con fines empresariales no petroleros	16.206.056
De los entes descentralizados financieros no bancarios	7.295.621
INGRESOS DE CAPITAL	**308.401**
RECURSOS PROPIOS DE CAPITAL	**308.401**
Incremento de la depreciación y amortización acumuladas	308.401
FUENTES DE FINANCIAMIENTO	**25.235.969**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**24.339.744**
Disminución de otros activos financieros	24.339.744
Disminución de disponibilidades	24.339.744
Disminución de Bancos	24.339.744
INCREMENTO DE PASIVOS	**896.225**
Incremento de cuentas y efectos por pagar	896.225
Incremento de cuentas y efectos por pagar a corto plazo	896.225
Incremento de cuentas por pagar a contratistas a corto plazo	896.225
TOTAL RECURSOS	**81.693.430**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**77.558.248**
GASTOS DE CONSUMO	**64.929.401**
Remuneraciones	48.253.155
Sueldos, salarios y otras retribuciones	18.917.438
Beneficios y complementos de sueldos y salarios	19.118.123
Aportes patronales	3.025.615
Prestaciones sociales y otras indemnizaciones	4.550.112
Asistencia socioeconómica	2.641.867
Compra de Bienes y servicios	16.367.845
Bienes de consumo	4.854.024
Servicios no personales	11.513.821
Depreciación y amortización	308.401
TRANSFERENCIAS Y DONACIONES CORRIENTES	**12.628.847**
Al sector privado	418.497
Transferencias corrientes al sector privado	394.497
Directas a personas	394.497
Jubilaciones y otros beneficios asociados	394.497
Donaciones corrientes al sector privado	24.000
Donaciones a personas	24.000
Al sector externo	12.210.350
Transferencias corrientes al exterior	12.210.350
A gobiernos extranjeros	12.210.350

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**3.201.407**
INVERSIÓN REAL DIRECTA	**3.201.407**
Formación Bruta de Capital Fijo	3.201.407
Maquinaria, equipos y otros bienes muebles	1.182.546
Construcciones de bienes de dominio público	2.018.861
APLICACIONES FINANCIERAS	**933.775**
DISMINUCION DE PASIVOS	**933.775**
Disminución de cuentas y efectos por pagar	933.775
Disminución de otras cuentas y efectos por pagar	933.775
Disminución de obligaciones de ejercicios anteriores	933.775
TOTAL GASTOS	**81.693.430**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
69.920	Instalación de Sistemas Híbridos (Fotovoltaíco-Aerogenerador-Electrógeno) en Comunidades Aisladas, Indígenas y Fronterizas	01-10-2007	31-12-2011		2.980.742	2.665.676		5.646.418
71.303	Estudio de Factibilidad para la Producción de Obleas Solares de Silicio	01-08-2007	31-12-2010	2.115.400	736.360			2.851.760
72.165	Sistemas de Potabilización y Desalinización de Agua para Zonas Aisladas	01-10-2007	31-12-2010	13.244.526	2.324.191			15.568.717
76.620	Mesas de Energía y Gas	01-01-2008	31-12-2010	56.388.844	32.647.383			89.036.227
76.841	Instalación de Sistemas Solares Fotovoltaícos con Sistemas de Monitoreo en Comunidades Rurales	01-10-2007	31-12-2010	16.380.812	1.254.328			17.635.140
107.767	Instalación de Sistemas de Aguas Servidas con Producción de Gas y Fertilizantes en Comunidades Aisladas	01-10-2009	30-09-2010	322.780	1.313.818			1.636.598
107.774	Electrificación Rural de 44 Objetos Sociales con Sistemas Fotovoltaícos de 3840 Wp	01-10-2009	31-12-2010	3.131.742	5.656.702			8.788.444

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
107.805	Instalación de Sistemas Solares Fotovoltaícos en Comunidades Indígenas en los Estados Amazonas, Delta Amacuro, Zulia y Apure	01-10-2009	31-12-2011	5.097.659	6.815.509	1.717.848		13.631.016
107.880	Laboratorio - Taller de Pruebas y Otros Aspectos Asociados a la Tecnología en Energías Renovables (Proyección, Dimensionamiento y Normas)	01-10-2009	31-12-2010	56.115	567.385			623.500
107.941	Mantenimiento de los Sistemas Fotovoltaícos, Potabilizadoras, Híbridos, Instalados en las Comunidades Aisladas Indígenas y Fronterizas de Venezuela	01-10-2009	31-12-2010	3.811.186	9.543.492			13.354.678
107.951	Proyecto Integral para el Uso Eficiente de la Energía en Venezuela	01-10-2009	31-12-2010	304.398	1.096.583			1.400.981
108.018	Educación, Reglamentación y Proyección de Planta de Recuperación de Vidrio y Mercurio en el Reciclaje de Desechos de Tecnologías Eléctricas y Electrónicas.	01-10-2009	31-12-2010	72.619	550.881			623.500
	TOTAL			**100.926.081**	**65.487.374**	**4.383.524**		**170.796.979**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
69.920	Instalación de Sistemas Híbridos (Fotovoltaíco-Aerogenerador-Electrógeno) en Comunidades Aisladas, Indígenas y Fronterizas	Sistema			939				2.980.742	2.980.742
71.303	Estudio de Factibilidad para la Producción de Obleas Solares de Silicio	Estudio / Diagnóstico			1				736.360	736.360
72.165	Sistemas de Potabilización y Desalinización de Agua para Zonas Aisladas	Sistema			97				2.324.191	2.324.191
76.620	Mesas de Energía y Gas	Proyecto y Acción Ejecutado			3.000				32.647.383	32.647.383
76.841	Instalación de Sistemas Solares Fotovoltaícos con Sistemas de Monitoreo en Comunidades Rurales	Sistema			860				1.254.328	1.254.328
107.767	Instalación de Sistemas de Aguas Servidas con Producción de Gas y Fertilizantes en Comunidades Aisladas	Sistema			5				1.313.818	1.313.818
107.774	Electrificación Rural de 44 Objetos Sociales con Sistemas Fotovoltaícos de 3840 Wp	Sistema			44				5.656.702	5.656.702
107.805	Instalación de Sistemas Solares Fotovoltaícos en Comunidades Indígenas en los Estados Amazonas, Delta Amacuro, Zulia y Apure	Sistema			474				6.815.509	6.815.509
107.880	Laboratorio - Taller de Pruebas y Otros Aspectos Asociados a la Tecnología en Energías Renovables (Proyección, Dimensionamiento y Normas)	Proyecto			1				567.385	567.385
107.941	Mantenimiento de los Sistemas Fotovoltaícos, Potabilizadoras, Híbridos, Instalados en las Comunidades Aisladas Indígenas y Fronterizas de Venezuela	Taller			10				9.543.492	9.543.492

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107.951	Proyecto Integral para el Uso Eficiente de la Energía en Venezuela	Persona Capacitada			2.400				1.096.583	1.096.583
108.018	Educación, Reglamentación y Proyección de Planta de Recuperación de Vidrio y Mercurio en el Reciclaje de desechos de Tecnologías Eléctricas y Electrónicas.	Documento			3				550.881	550.881
	TOTAL								65.487.374	65.487.374

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores				13.341.337	13.341.337
02	Gestión Administrativa				2.470.222	2.470.222
03	Previsión y Protección Social				394.497	394.497
	TOTAL				**16.206.056**	**16.206.056**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**34**	**36**	**15**	**85**	**2.936.096**		**2.936.096**
Directivo		1		1	73.554		73.554
Profesional y Técnico	15	29	9	53	2.074.011		2.074.011
Personal Administrativo	19	6	6	31	788.531		788.531
Personal Contratado	**200**	**257**	**298**	**755**	**15.840.058**		**15.840.058**
Profesional y Técnico	197	255	290	742	15.580.380		15.580.380
Personal Administrativo	3	2	8	13	259.678		259.678
TOTAL	234	293	313	840	18.776.154		18.776.154

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**4**	**4**	**8**	**251.790**
Empleados	4	4	8	251.790
TOTAL	4	4	8	251.790

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	48.253.155
4.02	Materiales, suministros y mercancías	4.854.024
4.03	Servicios no personales	11.513.821
4.04	Activos reales	3.201.407
4.07	Transferencias y donaciones	12.628.847
4.08	Otros gastos	308.401
4.11	Disminución de pasivos	933.775
	TOTAL	**81.693.430**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**56.149.060**
TRANSFERENCIAS Y DONACIONES CORRIENTES	56.149.060
Del sector público	56.149.060
Transferencias corrientes internas recibidas del sector público	56.149.060
De los entes descentralizados con fines empresariales petroleros	32.647.383
De Petróleos de Venezuela, S.A. (PDVSA)	32.647.383
De los entes descentralizados con fines empresariales no petroleros	16.206.056
Compañía Anónima de Administración y Fomento Eléctrico (CADAFE)	4.452.808
Electrificación del Caroní, C.A (EDELCA)	6.209.524
C.A. Energía Eléctrica de Venezuela (ENELVEN)	1.201.248
Energía Eléctrica de la Costa Oriental (ENELCO)	421.872
C.A Energía Eléctrica de Barquisimeto (ENELBAR)	564.604
C.A. Electricidad de Caracas (ELECAR)	2.423.135
C.A. Luz Eléctrica del Yaracuy (CALEY)	67.191
C.A. Electricidad de Valencia (ELEVAL)	333.115
C.A. La Electricidad de Ciudad Bolívar (ELEBOL)	174.365
C.A. Luz y Fuerza Eléctricas de Puerto Cabello (CALIFE)	81.623
Sistema Eléctrico del Estado Nueva Esparta, C.A.(SENECA)	276.571
De los entes descentralizados financieros no bancarios	7.295.621
Fondo de Desarrollo Nacional (FONDEN)	7.295.621
B. GASTOS CORRIENTES	**77.558.248**
GASTOS DE CONSUMO	64.929.401
Remuneraciones	48.253.155
Sueldos, salarios y otras retribuciones	18.917.438
Beneficios y complementos de sueldos y salarios	19.118.123
Aportes patronales	3.025.615
Prestaciones sociales y otras indemnizaciones	4.550.112
Asistencia socioeconómica	2.641.867
Compra de Bienes y servicios	16.367.845
Bienes de consumo	4.854.024
Servicios no personales	11.513.821
Depreciación y amortización	308.401
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.628.847
Al sector privado	418.497
Transferencias corrientes al sector privado	394.497
Directas a personas	394.497
Jubilaciones y otros beneficios asociados	394.497

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Donaciones corrientes al sector privado	24.000
Donaciones a personas	24.000
Al sector externo	12.210.350
Transferencias corrientes al exterior	12.210.350
A gobiernos extranjeros	12.210.350
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(21.409.188)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(21.100.787)**
RECURSOS PROPIOS DE CAPITAL	(21.100.787)
Ahorro/ Desahorro en Cuenta Corriente	(21.409.188)
Incremento de la depreciación y amortización acumuladas	308.401
B. GASTOS DE CAPITAL	**3.201.407**
INVERSIÓN REAL DIRECTA	3.201.407
Formación Bruta de Capital Fijo	3.201.407
Maquinaria, equipos y otros bienes muebles	1.182.546
Construcciones de bienes de dominio público	2.018.861
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(24.302.194)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**25.235.969**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	24.339.744
Disminución de otros activos financieros	24.339.744
Disminución de disponibilidades	24.339.744
Disminución de Bancos	24.339.744
INCREMENTO DE PASIVOS	896.225
Incremento de cuentas y efectos por pagar	896.225
Incremento de cuentas y efectos por pagar a corto plazo	896.225
Incremento de cuentas por pagar a contratistas a corto plazo	896.225
B. APLICACIONES FINANCIERAS	**25.235.969**
DISMINUCION DE PASIVOS	933.775

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de cuentas y efectos por pagar	933.775
Disminución de otras cuentas y efectos por pagar	933.775
Disminución de obligaciones de ejercicios anteriores	933.775
DÉFICIT FINANCIERO	24.302.194

A0418

Fundación Misión Ribas

FUNDACIÓN MISIÓN RIBAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Ribas, es una fundación sin fines de lucro con autonomía funcional, creada mediante Decreto N° 3.048 de fecha 10 de agosto de 2004, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 37.999 de fecha 11/08/2004, adscrita al Ministerio del Poder Popular para la Energía y Petróleo, cuya función es elevar el nivel educativo de la población venezolana comprometida con el principio de justicia social, consagrada en la Constitución de la República Bolivariana de Venezuela.

POLÍTICA DE FINANCIAMIENTO

La Fundación, para el ejercicio fiscal 2010 recibirá un total de Bs. 1.756.068.380, correspondiendo por aporte de Petróleos de Venezuela, S.A., la cantidad de Bs. 1.752.068.380 e ingresos propios, provenientes de intereses por depósitos Bs. 2.000.000, para un total de Bs. 1.754.068.380 en ingresos corrientes. Como recursos de capital se contemplan Bs. 2.000.000 derivados de la depreciación y amortización acumuladas.

POLÍTICA DE GASTOS

La Fundación Misión Ribas, para el año 2010 orientará el gasto a continuar con los tres (3) proyectos que lleva ejecutando:

- "Misión Ribas", destinado a proporcionar a los ciudadanos y ciudadanas que no han culminado el bachillerato la oportunidad de ingresar a un sistema educativo no excluyente y de calidad que facilite la incorporación al aparato productivo, capacitación de coordinadores y facilitadores en política educativa.

- "Misión Ribas Técnica", programa para proporcionar a los vencedores (as) la oportunidad de cursar carreras cortas graduando técnicos medios en las diversas áreas asociadas a los planes de desarrollo de la Nación.

- "Misión Ribas Productivo", programa destinado a promocionar y crear Empresas de Producción Social conformadas por vencedores(as) y brigadistas en todo el territorio nacional.

En este sentido, el Presupuesto de Gastos de La Fundación Misión Ribas, se estima alcance la cantidad de Bs. 1.756.068.380 dirigidos a gastos corrientes 1.743.668.380, a la inversión real directa Bs.10.400.000 y a las aplicaciones financieras Bs. 2.000.000 por incremento de caja y bancos. Del monto total del presupuesto de gastos, el 97%, es decir, Bs. 1.699.248.400 estarán dirigidos a los proyectos y el restante 3%; Bs. 56.819.980 a las acciones centralizadas.

La Fundación contará con una plantilla de personal de 192 trabajadores a un costo de Bs. 7.345.672.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.754.068.380**
INGRESOS DE LA PROPIEDAD	2.000.000
Intereses	2.000.000
Intereses internos	2.000.000
Intereses por depósitos	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.752.068.380
Del sector público	1.752.068.380
Transferencias corrientes internas recibidas del sector público	1.752.068.380
De los entes descentralizados con fines empresariales petroleros	1.752.068.380
INGRESOS DE CAPITAL	**2.000.000**
RECURSOS PROPIOS DE CAPITAL	**2.000.000**
Incremento de la depreciación y amortización acumuladas	2.000.000
TOTAL RECURSOS	**1.756.068.380**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.743.668.380**
GASTOS DE CONSUMO	253.418.380
Remuneraciones	7.345.672
Sueldos, salarios y otras retribuciones	3.186.699
Beneficios y complementos de sueldos y salarios	2.457.651
Aportes patronales	811.350
Prestaciones sociales y otras indemnizaciones	444.986
Asistencia socioeconómica	444.986
Compra de Bienes y servicios	227.408.099
Bienes de consumo	115.490.685
Servicios no personales	111.917.414
Impuestos indirectos	16.664.609
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.490.250.000
Al sector privado	1.472.250.000
Transferencias corrientes al sector privado	1.004.640.000
Otras transferencias corrientes internas al sector privado	1.004.640.000
Donaciones corrientes al sector privado	467.610.000
Donaciones a personas	467.610.000
Al sector público	18.000.000
Donaciones corrientes al sector público	18.000.000
A entes descentralizados con fines empresariales petroleros	18.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**10.400.000**
INVERSIÓN REAL DIRECTA	**10.400.000**
Formación Bruta de Capital Fijo	10.400.000
Maquinaria, equipos y otros bienes muebles	10.400.000
APLICACIONES FINANCIERAS	**2.000.000**
INVERSIÓN FINANCIERA	**2.000.000**
Incremento de otros activos financieros	2.000.000
Incremento de disponibilidades	2.000.000
Incremento de bancos	2.000.000
TOTAL GASTOS	**1.756.068.380**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106.443	Misión Ribas 2010	Vencedor (a)	403.000	247.000	650.000				1.415.612.120	1.415.612.120
106.643	Ribas Técnica 2010	Vencedor (a)	74.400	45.600	120.000				265.636.280	265.636.280
106.757	Misión Ribas Productivo 2010	Empresa			150				18.000.000	18.000.000
TOTAL									**1.699.248.400**	**1.699.248.400**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores				5.114.130	5.114.130
02	Gestión Administrativa				51.705.850	51.705.850
TOTAL					**56.819.980**	**56.819.980**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**107**	**85**		**192**	**3.186.699**		**3.186.699**
Directivo	5	3		8	529.945		529.945
Profesional y Técnico	40	36		76	1.417.544		1.417.544
Personal Administrativo	62	46		108	1.239.210		1.239.210
TOTAL	**107**	**85**		**192**	**3.186.699**		**3.186.699**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	7.345.672
4.02	Materiales, suministros y mercancías	115.490.685
4.03	Servicios no personales	128.582.023
4.04	Activos reales	10.400.000
4.05	Activos financieros	2.000.000
4.07	Transferencias y donaciones	1.490.250.000
4.08	Otros gastos	2.000.000
	TOTAL	**1.756.068.380**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.754.068.380**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.752.068.380
Del sector público	1.752.068.380
Transferencias corrientes internas recibidas del sector público	1.752.068.380
De los entes descentralizados con fines empresariales petroleros	
Petróleos de Venezuela, S.A.	1.752.068.380
INGRESOS DE LA PROPIEDAD	2.000.000
Intereses	2.000.000
Intereses internos	2.000.000
Intereses por depósitos	2.000.000
B. GASTOS CORRIENTES	**1.743.668.380**
GASTOS DE CONSUMO	253.418.380
Remuneraciones	7.345.672
Sueldos, salarios y otras retribuciones	3.186.699
Beneficios y complementos de sueldos y salarios	2.457.651
Aportes patronales	811.350
Prestaciones sociales y otras indemnizaciones	444.986
Asistencia socioeconómica	444.986
Compra de Bienes y servicios	227.408.099
Bienes de consumo	115.490.685
Servicios no personales	111.917.414
Impuestos indirectos	16.664.609
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.490.250.000
Al sector privado	1.472.250.000
Transferencias corrientes al sector privado	1.004.640.000
Otras transferencias corrientes internas al sector privado	1.004.640.000
Donaciones corrientes al sector privado	467.610.000
Donaciones a personas	467.610.000
Al sector público	18.000.000
Donaciones corrientes al sector público	18.000.000
A entes descentralizados con fines empresariales petroleros	18.000.000
Corporación Venezolana de Petróleo	18.000.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**10.400.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**12.400.000**
RECURSOS PROPIOS DE CAPITAL	12.400.000
Ahorro/ Desahorro en Cuenta Corriente	10.400.000
Incremento de la depreciación y amortización acumuladas	2.000.000
B. GASTOS DE CAPITAL	**10.400.000**
INVERSIÓN REAL DIRECTA	10.400.000
Formación Bruta de Capital Fijo	10.400.000
Maquinaria, equipos y otros bienes muebles	10.400.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.000.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.000.000**
SUPERÁVIT FINANCIERO	2.000.000
B. APLICACIONES FINANCIERAS	**2.000.000**
INVERSION FINANCIERA	2.000.000
Incremento de otros activos financieros	2.000.000
Incremento de disponibilidades	2.000.000
Incremento de bancos	2.000.000

A0489

Fundación Fondo Nacional
para la Producción Lechera

FUNDACIÓN FONDO NACIONAL PARA LA PRODUCCIÓN LECHERA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La política presupuestaria para el ejercicio fiscal 2010, de la Fundación Fondo para del Desarrollo de la Producción Lechera, (FONAPROLE), está enmarcada en lograr la estabilidad operativa y la consolidación de los proyectos dirigidos al desarrollo social y tecnológico del sector lácteo, especialmente de los sectores más vulnerables. Para cumplir con estos objetivos, se requiere de la disponibilidad de los recursos suficientes y oportunos manejados con eficiencia y criterios de austeridad, atendiendo a las nuevas realidades, buscando el afianzamiento del nuevo Modelo de Producción Socialista.

La gestión de la Fundación Fondo para el Desarrollo de la Producción Lechera, estará orientada a la prestación de servicio económico y financiero, con una interacción integral para lograr la superación de las debilidades del sector lácteo en materia de nutrición, mejoramiento genético y reproductivo, sanidad del rebaño lechero, cadena de frío e infraestructura productiva, todo esto a través de la estructuración de un nuevo sistema de manejo, la formación integral de los productores, trabajadores y técnicos y la transferencia tecnológica enmarcado en estrategias de los entes del estado y la participación activa del poder comunal, para promover la plena seguridad y soberanía láctea.

Estas políticas están enmarcadas en los lineamientos dictados por el Proyecto Simón Bolívar-Primer Plan Socialista 2007-2013. La Fundación Fondo Nacional para la Producción Lechera orientará sus gastos hacia la consecución del proyecto “Mejoramiento Productivo de Fincas Lecheras y Doble Propósito”.

La Fundación tiene como meta el financiamiento y mejoramiento a 2.023 fincas lecheras y doble propósito, así como 2.500 asistencias técnicas.

El total de los gastos que la Fundación Fondo Nacional para la Producción Lechera estima ejecutar para el ejercicio fiscal 2010 alcanza el monto de Bs.198.366.509, de los cuales Bs. 152.218.913 (76,7%) se destinarán a la ejecución del proyecto “Mejoramiento Productivo de Fincas Lecheras y Doble Propósito” y Bs. 46.147.596 (23,3%), para cubrir sus gastos de funcionamiento.

Para el año 2010 la Fundación contará con una planta de personal de 140 trabajadores, con un costo de Bs. 13.558.779, lo que representa apenas el 6,8% de su presupuesto de gasto.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**24.870.399**
INGRESOS DE OPERACIÓN	**24.870.399**
Otros ingresos de operación	24.870.399
FUENTES DE FINANCIAMIENTO	**173.496.110**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**173.496.110**
Disminución de otros activos financieros	173.496.110
Disminución de disponibilidades	173.496.110
Disminución de Caja	173.496.110
TOTAL RECURSOS	**198.366.509**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**119.458.727**
GASTOS DE CONSUMO	**45.832.579**
Remuneraciones	13.558.779
Sueldos, salarios y otras retribuciones	4.781.751
Beneficios y complementos de sueldos y salarios	2.307.939
Aportes patronales	416.504
Prestaciones sociales y otras indemnizaciones	1.012.266
Asistencia socioeconómica	5.040.319
Compra de Bienes y servicios	32.273.800
Bienes de consumo	670.721
Servicios no personales	31.603.079
TRANSFERENCIAS Y DONACIONES CORRIENTES	**73.626.148**
Al sector público	73.626.148
Transferencias corrientes al sector público	73.626.148
A los entes descentralizados sin fines empresariales para sus gastos	25.557.368
A entes descentralizados con fines empresariales no petroleros	48.068.780
GASTOS DE CAPITAL	**78.907.782**
INVERSION REAL DIRECTA	**16.452.081**
Formación Bruta de Capital Fijo	16.452.081
Maquinaria, equipos y otros bienes muebles	16.452.081
INVERSION FINANCIERA	**62.455.701**
Concesión de préstamos a corto plazo	62.455.701
Al sector privado	62.455.701
TOTAL GASTOS	**198.366.509**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
107.100	Mejoramiento Productivo de Fincas Lecheras y Doble Propósito	01-01-2010	31-12-2011		152.218.913	853.105.597		1.005.324.510
	TOTAL				**152.218.913**	**853.105.597**		**1.005.324.510**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107.100	Mejoramiento Productivo de Fincas Lecheras y Doble Propósito	Financiamiento Asistencia Técnica			2.023 2.500				62.455.701 89.763.212	62.455.701 89.763.212
	TOTAL								**152.218.913**	**152.218.913**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	11.791.382				11.791.382
02	Gestión Administrativa	34.356.214				34.356.214
	TOTAL	**46.147.596**				**46.147.596**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**54**	**86**		**140**	**4.781.751**		**4.781.751**
Directivo		7		7	49.000		49.000
Profesional y Técnico	54	79		133	4.732.751		4.732.751
TOTAL	**54**	**86**		**140**	**4.781.751**		**4.781.751**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	13.558.779
4.02	Materiales, suministros y mercancías	670.721
4.03	Servicios no personales	31.603.079
4.04	Activos reales	16.452.081
4.05	Activos financieros	62.455.701
4.07	Transferencias y donaciones	73.626.148
	TOTAL	**198.366.509**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**24.870.399**
INGRESOS DE OPERACION	24.870.399
Otros ingresos de operación	24.870.399
B. GASTOS CORRIENTES	**119.458.727**
GASTOS DE CONSUMO	45.832.579
Remuneraciones	13.558.779
Sueldos, salarios y otras retribuciones	4.781.751
Beneficios y complementos de sueldos y salarios	2.307.939
Aportes patronales	416.504
Prestaciones sociales y otras indemnizaciones	1.012.266
Asistencia socioeconómica	5.040.319
Compra de Bienes y servicios	32.273.800
Bienes de consumo	670.721
Servicios no personales	31.603.079
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.626.148
Al sector público	73.626.148
Transferencias corrientes al sector público	73.626.148
A los entes descentralizados sin fines empresariales para sus gastos	25.557.368
Instituto Nacional de Salud Agrícola Integral	15.000.000
Universidad Nacional Experimental Sur del Lago	10.557.368
A entes descentralizados con fines empresariales no petroleros	48.068.780
Corporación Venezolana Agrícola - Lácteos	9.068.780
Centro Técnico Productivo Socialista Florentino	29.000.000
Empresa Socialista Lácteos Los Andes	10.000.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(94.588.328)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(94.588.328)**
RECURSOS PROPIOS DE CAPITAL	(94.588.328)
Ahorro/ Desahorro en Cuenta Corriente	(94.588.328)
B. GASTOS DE CAPITAL	**78.907.782**
INVERSIÓN REAL DIRECTA	16.452.081
Formación Bruta de Capital Fijo	16.452.081
Maquinaria, equipos y otros bienes muebles	16.452.081
INVERSION FINANCIERA	62.455.701
Concesión de préstamos a corto plazo	62.455.701
Al sector privado	62.455.701
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(173.496.110)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**173.496.110**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	173.496.110
Disminución de otros activos financieros	173.496.110
Disminución de disponibilidades	173.496.110
Disminución de Caja	173.496.110
B. APLICACIONES FINANCIERAS	**173.496.110**
DÉFICIT FINANCIERO	173.496.110

A0900
Ente Nacional del Gas
(ENAGAS)

ENTE NACIONAL DEL GAS (ENAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ente Nacional del Gas, se crea mediante Decreto N° 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 36.793 del 23 de septiembre de 1999. Esta Institución, es el instrumento del Estado Venezolano, que promueve el desarrollo y la competencia en el sector gas, conectando al sector productor de gas con los sectores consumidores, velando por los derechos de los usuarios, bajo normas y reglas definidas, que incentiven el desarrollo y los negocios del gas, en un ambiente de confianza, seguridad y competencia. Su objetivo principal, es el de promover el desarrollo del sector gasífero y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionadas con las actividades de transporte, distribución y coadyuvar en la coordinación y salvaguarda de dichas actividades.

Asimismo, el Ente Nacional del Gas asume y cumple las líneas generales del Proyecto Nacional Simón Bolívar-Primer Plan Socialista PPS-2007-2013, contribuyendo de manera decidida en todas las dimensiones estratégicas definidas para orientar el desarrollo del país, toda vez que el gas continuará con la diversificación del mercado energético de nuestra nación, en donde ya ocupa el primer renglón como fuente de energía primaria y contribuirá de manera importante en la estrategia de descentralización desconcentrada. Es de sumo interés para ENAGAS, el desarrollo de las reservas de gas asegurando la cobertura de los costos sociales asociados al velar por el interés público, incluido en éste el desarrollo industrial del país, fundamentado en el eficiente uso de la energía, asegurando el suministro energético de la nación al menor costo posible, garantizando el suministro a los consumidores bajo condiciones económicas razonables para los agentes y no discriminatorias para los consumidores, bajo estándares de confiabilidad, seguridad y calidad.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos para el año 2010 alcanza un monto de Bs. 13.240.000, de los cuales El Ministerio del Poder Popular para la Energía y Petróleo le asigna transferencias ordinarias por la cantidad de Bs. 10.839.890. Como recursos de capital Bs. 240.000 por depreciación y amortización acumuladas y las fuentes financieras Bs. 2.160.110 por disminución de caja y bancos.

POLÍTICA DE GASTOS

ENAGAS procederá a orientar sus gastos de acuerdo con lo previsto para el desarrollo de la industria del gas en nuestro país. Esta política contempla cubrir proyectos de regulación económica con la fijación de precios y tarifas del gas natural, supervisión de infraestructura de transporte y distribución de gas natural, calificación de empresas, permisos, control y seguimiento de proyectos de gas, así como la atención de las negociaciones llevadas a cabo para la consolidación y puesta en marcha de la integración energética latinoamericana a través de proyectos de transporte de gas, a saber: Gasoducto del Sur y Gasoducto Venezuela-Colombia-Panamá.

El presupuesto de gastos asciende a Bs. 13.240.000 dirigidos a gastos corrientes Bs.13.152.000, a la inversión real directa Bs. 48.000 y a las aplicaciones financieras Bs. 40.000 para disminución de pasivos. Del monto total del presupuesto de gastos, el 67,6%, es decir, Bs. 8.955.200 estarán dirigidos a los proyectos y el restante 32,4%, equivalente a Bs. 4.284.800 a las acciones centralizadas.

La Institución contará con una plantilla de personal de 83 trabajadores a un costo de Bs. 11.170.000.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.839.890**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.839.890
Del sector público	10.839.890
Transferencias corrientes internas recibidas del sector público	10.839.890
De la República	10.839.890
Recursos Ordinarios	10.839.890
INGRESOS DE CAPITAL	**240.000**
RECURSOS PROPIOS DE CAPITAL	**240.000**
Incremento de la depreciación y amortización acumuladas	240.000
FUENTES DE FINANCIAMIENTO	**2.160.110**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.160.110**
Disminución de otros activos financieros	2.160.110
Disminución de disponibilidades	2.160.110
Disminución de inversiones temporales	2.160.110
TOTAL RECURSOS	**13.240.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**13.152.000**
GASTOS DE CONSUMO	12.700.000
Remuneraciones	11.170.000
Sueldos, salarios y otras retribuciones	3.457.768
Beneficios y complementos de sueldos y salarios	5.089.488
Aportes patronales	881.540
Prestaciones sociales y otras indemnizaciones	1.335.244
Asistencia socioeconómica	331.493
Otros gastos de personal	74.467
Compra de Bienes y servicios	1.238.000
Bienes de consumo	290.000
Servicios no personales	948.000
Impuestos indirectos	52.000
Depreciación y amortización	240.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	452.000
Al sector privado	452.000
Transferencias corrientes al sector privado	452.000
Directas a personas	452.000
Pensiones y otros beneficios asociados	91.500
Jubilaciones y otros beneficios asociados	360.500
GASTOS DE CAPITAL	**48.000**
INVERSION REAL DIRECTA	**48.000**
Formación Bruta de Capital Fijo	48.000
Maquinaria, equipos y otros bienes muebles	48.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**40.000**
DISMINUCION DE PASIVOS	**40.000**
Disminución de cuentas y efectos por pagar	40.000
Disminución de cuentas y efectos por pagar a corto plazo	40.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000
TOTAL GASTOS	13.240.000

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106.393	Inspección, control y seguimiento de las actividades de la cadena de valor del gas natural	Informe De Ejecución			5	358.000	3.323.182			3.681.182
106.403	Regulación económica y promoción del desarrollo del sector gas	Documento			10	550.110	830.649			1.380.759
106.419	Asesoría técnica en el sector energético y de hidrocarburos	Hora Hombre			42.000	459.200	3.434.059			3.893.259
	TOTAL					**1.367.310**	**7.587.890**			**8.955.200**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	170.800	3.072.000			3.242.800
02	Gestión Administrativa	410.000	180.000			590.000
03	Previsión y Protección Social	452.000				452.000
	TOTAL	**1.032.800**	**3.252.000**			**4.284.800**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**30**	**35**		**65**	**2.263.549**		**2.263.549**
Directivo	1	10		11	799.512		799.512
Profesional y Técnico	22	16		38	1.225.980		1.225.980
Personal Administrativo	7			7	99.000		99.000
Obrero		9		9	139.057		139.057
Personal Contratado	**5**	**6**	**7**	**18**	**610.800**		**610.800**
Profesional y Técnico	4	6	7	17	583.200		583.200
Personal Administrativo	1			1	27.600		27.600
TOTAL	**35**	**41**	**7**	**83**	**2.874.349**		**2.874.349**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**91.500**
Empleados		1	1	91.500
Jubilados		**4**	**4**	**360.500**
Empleados		4	4	360.500
TOTAL		5	5	**452.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.170.000
4.02	Materiales, suministros y mercancías	290.000
4.03	Servicios no personales	1.000.000
4.04	Activos reales	48.000
4.07	Transferencias y donaciones	452.000
4.08	Otros gastos	240.000
4.11	Disminución de pasivos	40.000
	TOTAL	**13.240.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.839.890**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.839.890
Del sector público	10.839.890
Transferencias corrientes internas recibidas del sector público	10.839.890
De la República	10.839.890
Ministerio del Poder Popular para la Energía y Petróleo	10.839.890
Recursos Ordinarios	10.839.890
B. GASTOS CORRIENTES	**13.152.000**
GASTOS DE CONSUMO	12.700.000
Remuneraciones	11.170.000
Sueldos, salarios y otras retribuciones	3.457.768
Beneficios y complementos de sueldos y salarios	5.089.488
Aportes patronales	881.540
Prestaciones sociales y otras indemnizaciones	1.335.244
Asistencia socioeconómica	331.493
Otros gastos de personal	74.467
Compra de Bienes y servicios	1.238.000
Bienes de consumo	290.000
Servicios no personales	948.000
Impuestos indirectos	52.000
Depreciación y amortización	240.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	452.000
Al sector privado	452.000
Transferencias corrientes al sector privado	452.000
Directas a personas	452.000
Pensiones y otros beneficios asociados	91.500
Jubilaciones y otros beneficios asociados	360.500
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(2.312.110)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(2.072.110)**
RECURSOS PROPIOS DE CAPITAL	(2.072.110)
Ahorro/ Desahorro en Cuenta Corriente	(2.312.110)
Incremento de la depreciación y amortización acumuladas	240.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**48.000**
INVERSIÓN REAL DIRECTA	48.000
Formación Bruta de Capital Fijo	48.000
Maquinaria, equipos y otros bienes muebles	48.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.120.110)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.160.110**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.160.110
Disminución de otros activos financieros	2.160.110
Disminución de disponibilidades	2.160.110
Disminución de inversiones temporales	2.160.110
B. APLICACIONES FINANCIERAS	**2.160.110**
DISMINUCION DE PASIVOS	40.000
Disminución de cuentas y efectos por pagar	40.000
Disminución de cuentas y efectos por pagar a corto plazo	40.000
Disminución de aportes patronales y retenciones laborales por pagar	40.000
DÉFICIT FINANCIERO	2.120.110

A0956
Servicio Autónomo
de Metrología de Hidrocarburos

SERVICIO AUTÓNOMO DE METROLOGÍA DE HIDROCARBUROS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo de Metrología de Hidrocarburos (SAMH), según el artículo 3 del Reglamento Orgánico (Decreto Nº 5.219 de fecha 27 de febrero del 2007), tiene como objetivo principal la medición de volúmenes y calidad de los hidrocarburos extraídos en las actividades primarias de transporte y almacenaje, entre otras actividades.

Adicionalmente se le asignan según Resolución Nº 068 del 14 de Marzo del 2008, emanada del Despacho del Ministro para el Poder Popular de Energía y Petróleo, en el artículo 1, las actividades de fiscalización en puertos o terminales de embarque, los trámites y operaciones relativas a la comercialización de los hidrocarburos naturales y sus derivados. Aunado a esto, se le asignan en la mencionada resolución, las actividades conexas a estas tareas.

El presupuesto del año 2010 ha sido diseñado para apoyar todas las actividades asignadas al Servicio Autónomo de Metrología de Hidrocarburos (SAMH) y servir de puntal para el mejor desarrollo de las tareas que se realizan, por lo cual, un gran porcentaje del presupuesto esta destinado a cubrir la movilización del personal a terminales de embarque o puertos y a la colocación y mejoramiento de instalaciones para establecer la presencia de la Institución como ente fiscalizador.

Otra tarea importante que ha sido contemplada en el diseño del presupuesto es la dotación de elementos de seguridad que por ley les corresponden a los trabajadores, así como el adiestramiento a todo personal de nuevo ingreso y la actualización en materia de seguridad al personal existente.

Por otra parte, se contempla la adecuación de la nueva sede en el Estado Zulia, tanto física como tecnológica, para lograr instalaciones dignas de acuerdo a la relevancia para el país del trabajo que se realiza, todo dentro del marco de la realidad financiera actual, buscando racionalizar los costos improductivos y potenciar las actividades que coadyuvan a la consecución de los objetivos primarios de la Institución.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos para el año 2010 alcanza un monto de Bs. 29.818.969, correspondiendo a ingresos corrientes Bs. 29.650.680, que se generarán por el cobro de los servicios de fiscalización de las operaciones de cabotaje interno de crudo y por el otro la asignación de la recaudación del impuesto del 1/1000 a las exportaciones de hidrocarburos. Los recursos de capital conformados por la depreciación y amortización acumulada ascienden a Bs. 168.289.

POLÍTICA DE GASTOS

El presupuesto de gastos por Bs. 29.818.969 estará dirigido a gastos corrientes Bs. 29.169.237 y a la inversión real directa Bs. 649.732. Del monto total del presupuesto de gastos, el 70%, es decir, Bs. 20.873.278 estarán dirigidos a los proyectos y el restante 30%; Bs. 8.945.691 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**29.650.680**
OTROS INGRESOS	29.650.680
Otros ingresos ordinarios	29.650.680
INGRESOS DE CAPITAL	**168.289**
RECURSOS PROPIOS DE CAPITAL	**168.289**
Incremento de la depreciación y amortización acumuladas	168.289
TOTAL RECURSOS	**29.818.969**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**29.169.237**
GASTOS DE CONSUMO	29.168.437
Compra de Bienes y servicios	25.602.836
Bienes de consumo	1.062.304
Servicios no personales	24.540.532
Impuestos indirectos	3.397.312
Depreciación y amortización	168.289
TRANSFERENCIAS Y DONACIONES CORRIENTES	800
Al sector privado	800
Donaciones corrientes al sector privado	800
Donaciones a personas	440
Donaciones a instituciones sin fines de lucro	360
GASTOS DE CAPITAL	**649.732**
INVERSION REAL DIRECTA	**649.732**
Formación Bruta de Capital Fijo	649.732
Maquinaria, equipos y otros bienes muebles	649.732
TOTAL GASTOS	**29.818.969**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107.596	Fiscalización de los volúmenes y calidades de los hidrocarburos extraídos durante las actividades primarias y de sus derivados en las actividades de transporte y almacenaje en los puertos y terminales de embarque ubicados a nivel nacional. Así como fiscalizaciones de proyectos de calibraciones de instrumentos de medición y laboratorios de ensayo.	Fiscalización			9.816	20.849.016				20.849.016
107.874	Diseño y desarrollo de un sistema de manejo de datos con capacidad de suministrar informes estadísticos de todos los cargamentos fiscalizados por el SAMH.	Módulo de Tecnología			2	14.972				14.972
107.908	Jornadas de atención médica primaria así como recreativas para los niños de las comunidades objetivo del SAMH en el Estado Zulia.	Jornada			4	9.290				9.290
	TOTAL					**20.873.278**				**20.873.278**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
02	Gestión Administrativa	8.945.691				8.945.691
	TOTAL	**8.945.691**				**8.945.691**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.02	Materiales, suministros y mercancías	1.062.304
4.03	Servicios no personales	27.937.844
4.04	Activos reales	649.732
4.07	Transferencias y donaciones	800
4.08	Otros gastos	168.289
	TOTAL	**29.818.969**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**29.650.680**
OTROS INGRESOS	29.650.680
Otros ingresos ordinarios	29.650.680
B. GASTOS CORRIENTES	**29.169.237**
GASTOS DE CONSUMO	29.168.437
Compra de Bienes y servicios	25.602.836
Bienes de consumo	1.062.304
Servicios no personales	24.540.532
Impuestos indirectos	3.397.312
Depreciación y amortización	168.289
TRANSFERENCIAS Y DONACIONES CORRIENTES	800
Al sector privado	800
Donaciones corrientes al sector privado	800
Donaciones a personas	440
Donaciones a instituciones sin fines de lucro	360
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**481.443**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**649.732**
RECURSOS PROPIOS DE CAPITAL	649.732
Ahorro/ Desahorro en Cuenta Corriente	481.443
Incremento de la depreciación y amortización acumuladas	168.289
B. GASTOS DE CAPITAL	**649.732**
INVERSIÓN REAL DIRECTA	649.732
Formación Bruta de Capital Fijo	649.732
Maquinaria, equipos y otros bienes muebles	649.732
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

46

Ministerio del Poder Popular para la Cultura

A0002
Instituto Autónomo
Biblioteca Nacional y de Servicios de Bibliotecas

INSTITUTO AUTÓNOMO BIBLIOTECA NACIONAL Y DE SERVICIOS DE BIBLIOTECAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Biblioteca Nacional fue creada el 13 de julio de 1933, en la actualidad tiene la personalidad jurídica de Instituto Autónomo, establecido mediante ley promulgada el 27 de julio de 1977 y funciona bajo la adscripción del Ministerio del Poder Popular para la Cultura.

El Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas, tiene la misión de promover, planificar, asesorar, coordinar y mantener el desarrollo de los servicios de bibliotecas públicas, así como organizar, preservar y difundir el acervo bibliográfico, no bibliográfico y audiovisual que registra la memoria nacional y la información universal relevante, con el fin de proporcionar a los diferentes sectores de la población, el libre acceso a los conocimientos e información para atender sus necesidades de formación y de actualización, contribuyendo con el desarrollo político, social y cultural del país.

El presupuesto de ingresos se sitúa en Bs. 102.796.688, distribuidos en: Bs. 102.253.990 provenientes de transferencias corrientes internas recibidas del sector público, Bs. 204.024 por ventas de servicios y Bs. 338.674 de depreciación.

El presupuesto de gastos para el año 2010 asciende a Bs. 102.796.688, imputado en su totalidad al gastos corrientes lo que generaron un desahorro en la cuenta corriente.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**102.458.014**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	204.024
Venta de servicios	204.024
TRANSFERENCIAS Y DONACIONES CORRIENTES	102.253.990
Del sector público	102.253.990
Transferencias corrientes internas recibidas del sector público	102.253.990
De la República	102.253.990
INGRESOS DE CAPITAL	**338.674**
RECURSOS PROPIOS DE CAPITAL	**338.674**
Incremento de la depreciación y amortización acumuladas	338.674
TOTAL RECURSOS	**102.796.688**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**102.796.688**
GASTOS DE CONSUMO	91.581.779
Remuneraciones	90.492.081
Sueldos, salarios y otras retribuciones	18.168.151
Beneficios y complementos de sueldos y salarios	43.650.528
Aportes patronales	2.581.793
Prestaciones sociales y otras indemnizaciones	10.859.216
Asistencia socioeconómica	15.232.393
Compra de Bienes y servicios	751.024
Bienes de consumo	253.050
Servicios no personales	497.974
Depreciación y amortización	338.674
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.214.909
Al sector privado	11.064.909
Transferencias corrientes al sector privado	11.064.909
Directas a personas	11.064.909
Pensiones y otros beneficios asociados	2.940.938
Jubilaciones y otros beneficios asociados	8.123.971
Al sector público	150.000
Transferencias corrientes al sector público	150.000
A los entes descentralizados sin fines empresariales para sus gastos	150.000
TOTAL GASTOS	**102.796.688**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107449	Reimpulso de la Red Nacional de Bibliotecas Públicas	Biblioteca			51		71.577.793			71.577.793
TOTAL							**71.577.793**			**71.577.793**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		18.914.288			18.914.288
02	Gestión Administrativa	204.024	697.000		338.674	1.239.698
03	Previsión y Protección Social		11.064.909			11.064.909
TOTAL		**204.024**	**30.676.197**		**338.674**	**31.218.895**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**581**	**463**	**82**	**1.126**	**16.650.528**	**6.769.100**	**23.419.628**
Directivo	39	31	5	75	1.205.378		1.205.378
Profesional y Técnico	421	269	21	711	12.026.795	5.959.356	17.986.151
Personal Administrativo	45	19	49	113	743.555	65.405	808.960
Personal Médico	4			4	71.184	37.524	108.708
Obrero	72	144	7	223	2.603.616	706.815	3.310.431
Personal Contratado	**54**	**52**		**106**	**1.314.623**		**1.314.623**
Profesional y Técnico	54	52		106	1.314.623		1.314.623
TOTAL	**635**	**515**	**82**	**1.232**	**17.965.151**	**6.769.100**	**24.734.251**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**59**	**18**	**77**	**2.940.938**
Empleados	59	18	77	2.940.938
Jubilados	**168**	**54**	**222**	**8.123.971**
Obreros	20	19	39	1.793.128
Empleados	148	35	183	6.330.843
TOTAL	**227**	**72**	**299**	**11.064.909**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	90.492.081
4.02	Materiales, suministros y mercancías	253.050
4.03	Servicios no personales	497.974
4.07	Transferencias y donaciones	11.214.909
4.08	Otros gastos	338.674
	TOTAL	**102.796.688**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**102.458.014**
TRANSFERENCIAS Y DONACIONES CORRIENTES	102.253.990
Del sector público	102.253.990
Transferencias corrientes internas recibidas del sector público	102.253.990
De la República	102.253.990
Recursos Ordinarios	102.253.990
Ingresos por la venta de bienes y servicios de la administración pública	204.024
Venta de servicios	204.024
B. GASTOS CORRIENTES	**102.796.688**
GASTOS DE CONSUMO	91.581.779
Remuneraciones	90.492.081
Sueldos, salarios y otras retribuciones	18.168.151
Beneficios y complementos de sueldos y salarios	43.650.528
Aportes patronales	2.581.793
Prestaciones sociales y otras indemnizaciones	10.859.216
Asistencia socioeconómica	15.232.393
Compra de Bienes y servicios	751.024
Bienes de consumo	253.050
Servicios no personales	497.974
Depreciación y amortización	338.674
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.214.909
Al sector privado	11.064.909
Transferencias corrientes al sector privado	11.064.909
Directas a personas	11.064.909
Pensiones y otros beneficios asociados	2.940.938
Jubilaciones y otros beneficios asociados	8.123.971
Al sector público	150.000
Transferencias corrientes al sector público	150.000
A los entes descentralizados sin fines empresariales para sus gastos	150.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(338.674)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(338.674)
Incremento de la depreciación y amortización acumuladas	338.674
B. GASTOS DE CAPITAL	**0**
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0150
Instituto del Patrimonio Cultural

INSTITUTO DEL PATRIMONIO CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto del Patrimonio Cultural tiene como objetivo, identificar, preservar, rehabilitar, defender, salvaguardar y consolidar los bienes de interés patrimonial a nivel nacional.

Para el ejercicio fiscal 2010, el Instituto formuló para su ejecución cuatro (4) proyectos: "I Censo del Patrimonio Cultural", "Atención al Patrimonio Material", "Atención a la Arqueología" y "Atención al Patrimonio Inmaterial".

La ejecución de los proyectos permitirá alcanzar las siguientes metas: publicar 18 catálogos en forma impresa del I Censo del Patrimonio Cultural, preparar 400 informes sobre el patrimonio material, elaborar 2 informes de ejecución de atención a la arqueología y beneficiar 12 personas a través de la atención al patrimonio inmaterial.

Para el logro de sus metas dispone de un financiamiento de Bs. 17.354.105 de los cuales Bs. 17.024.105 (98,1%) corresponden al aporte del Ejecutivo Nacional y Bs. 330.000 (1,9%) a recursos de capital (incremento de la depreciación).

La totalidad de los recursos antes indicados, financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 17.349.891 (99,1%) e inversión en activos fijos por Bs. 4.214 (0,1%).

El total del presupuesto esta distribuido de la manera siguiente: Proyectos Bs. 11.916.874 y Acciones Centralizadas Bs. 5.437.231.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**17.024.105**
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.024.105
Del sector público	17.024.105
Transferencias corrientes internas recibidas del sector público	17.024.105
De la República	17.024.105
INGRESOS DE CAPITAL	**330.000**
RECURSOS PROPIOS DE CAPITAL	**330.000**
Incremento de la depreciación y amortización acumuladas	330.000
TOTAL RECURSOS	**17.354.105**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.349.891**
GASTOS DE CONSUMO	17.061.865
Remuneraciones	11.633.593
Sueldos, salarios y otras retribuciones	3.382.354
Beneficios y complementos de sueldos y salarios	4.203.927
Aportes patronales	448.951
Prestaciones sociales y otras indemnizaciones	1.082.010
Asistencia socioeconómica	2.516.351
Compra de Bienes y servicios	5.098.272
Bienes de consumo	314.748
Servicios no personales	4.783.524
Depreciación y amortización	330.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	288.026
Al sector privado	288.026
Transferencias corrientes al sector privado	288.026
Directas a personas	288.026
Pensiones y otros beneficios asociados	174.240
Jubilaciones y otros beneficios asociados	113.786
GASTOS DE CAPITAL	**4.214**
INVERSIÓN REAL DIRECTA	**4.214**
Formación Bruta de Capital Fijo	4.214
Maquinaria, equipos y otros bienes muebles	4.214
TOTAL GASTOS	**17.354.105**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107273	I Censo del Patrimonio Cultural	Publicación			18		2.970.321			2.970.321
107327	Atención al Patrimonio Material	Informe			400		5.752.876			5.752.876
107410	Atención a la Arqueología	Informe de Ejecución			2		3.019.437			3.019.437
107474	Atención al Patrimonio Inmaterial	Persona Beneficiada			12		174.240			174.240
TOTAL							**11.916.874**			**11.916.874**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.812.231			4.812.231
02	Gestión Administrativa		181.214		330.000	511.214
03	Previsión y Protección Social		113.786			113.786
TOTAL			**5.107.231**		**330.000**	**5.437.231**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**58**	**31**	**6**	**95**	**1.543.463**	**124.951**	**1.668.414**
Directivo	15	5	1	21	360.330		360.330
Profesional y Técnico	27	12	5	44	776.867	87.279	864.146
Personal Administrativo	16	14		30	406.266	37.672	443.938
Personal Contratado	**33**	**34**		**67**	**1.821.892**		**1.821.892**
Directivo	2	1		3	132.844		132.844
Profesional y Técnico	21	19		40	1.325.783		1.325.783
Personal Administrativo	10	14		24	363.265		363.265
TOTAL	91	65	6	162	3.365.355	124.951	3.490.306

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**	**1**	**2**	**113.786**
Empleados	1	1	2	113.786
TOTAL	1	1	2	113.786

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.633.593
4.02	Materiales, suministros y mercancías	314.748
4.03	Servicios no personales	4.783.524
4.04	Activos reales	4.214
4.07	Transferencias y donaciones	288.026
4.08	Otros gastos	330.000
	TOTAL	**17.354.105**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**17.024.105**
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.024.105
Del sector público	17.024.105
Transferencias corrientes internas recibidas del sector público	17.024.105
De la República	17.024.105
Recursos Ordinarios	17.024.105
B. GASTOS CORRIENTES	**17.349.891**
GASTOS DE CONSUMO	17.061.865
Remuneraciones	11.633.593
Sueldos, salarios y otras retribuciones	3.382.354
Beneficios y complementos de sueldos y salarios	4.203.927
Aportes patronales	448.951
Prestaciones sociales y otras indemnizaciones	1.082.010
Asistencia socioeconómica	2.516.351
Compra de Bienes y servicios	5.098.272
Bienes de consumo	314.748
Servicios no personales	4.783.524
Depreciación y amortización	330.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	288.026
Al sector privado	288.026
Transferencias corrientes al sector privado	288.026
Directas a personas	288.026
Pensiones y otros beneficios asociados	174.240
Jubilaciones y otros beneficios asociados	113.786
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(325.786)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**4.214**
RECURSOS PROPIOS DE CAPITAL	4.214
Ahorro/ Desahorro en Cuenta Corriente	(325.786)
Incremento de la depreciación y amortización acumuladas	330.000
B. GASTOS DE CAPITAL	**4.214**
INVERSIÓN REAL DIRECTA	4.214
Formación Bruta de Capital Fijo	4.214
Maquinaria, equipos y otros bienes muebles	4.214
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0158
Compañía Nacional de Teatro

COMPAÑÍA NACIONAL DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Compañía Nacional de Teatro fue creada mediante Decreto N°. 133 del 22 de mayo de 1984, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N°. 32.982

Su misión se apoya en la labor de los trabajadores (as) del teatro que ha contribuido con el desarrollo de las artes escénicas en Venezuela.

La actividad principal de la Compañía Nacional de Teatro es la de apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano, la promoción y capacitación de nuevos valores.

El presupuesto de ingresos se sitúa en Bs. 5.987.587, distribuidos en: Bs. 5.900.587 provenientes de transferencias corrientes internas recibidas del sector público y Bs. 87.000 del fondo de depreciación.

El presupuesto de gastos proyectado para el año 2010 de la Compañía Nacional de Teatro, asciende a Bs. 5.987.587 distribuidos en gastos corrientes Bs. 5.961.487y gastos de capital por Bs. 26.100.

El resultado económico y financiero de la Compañía presenta un desahorro de Bs. 60.900 en la cuenta corriente y un equilibrio en cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.900.587**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.900.587
Del sector público	5.900.587
Transferencias corrientes internas recibidas del sector público	5.900.587
De la República	5.900.587
INGRESOS DE CAPITAL	**87.000**
RECURSOS PROPIOS DE CAPITAL	**87.000**
Incremento de la depreciación y amortización acumuladas	87.000
TOTAL RECURSOS	**5.987.587**

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.900.587**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.900.587
Del sector público	5.900.587
Transferencias corrientes internas recibidas del sector público	5.900.587
De la República	5.900.587
INGRESOS DE CAPITAL	**87.000**
RECURSOS PROPIOS DE CAPITAL	**87.000**
Incremento de la depreciación y amortización acumuladas	87.000
TOTAL RECURSOS	**5.987.587**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**5.961.487**
GASTOS DE CONSUMO	5.961.487
Remuneraciones	4.237.054
Sueldos, salarios y otras retribuciones	942.166
Beneficios y complementos de sueldos y salarios	1.846.568
Aportes patronales	244.423
Prestaciones sociales y otras indemnizaciones	371.234
Asistencia socioeconómica	832.663
Compra de Bienes y servicios	1.637.433
Bienes de consumo	219.880
Servicios no personales	1.417.553
Depreciación y amortización	87.000
GASTOS DE CAPITAL	**26.100**
INVERSION REAL DIRECTA	**26.100**
Formación Bruta de Capital Fijo	26.100
Maquinaria, equipos y otros bienes muebles	26.100
TOTAL GASTOS	**5.987.587**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107481	Teatro para todos los venezolanos	Obra			4		4.135.861			4.135.861
	TOTAL						**4.135.861**			**4.135.861**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.764.726			1.764.726
02	Gestión Administrativa				87.000	87.000
	TOTAL		**1.764.726**		**87.000**	**1.851.726**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**11**	**12**	**39**	**655.866**	**199.644**	**855.510**
Directivo	1	1		2	42.252	26.400	68.652
Profesional y Técnico	5	6	10	21	356.688	105.564	462.252
Personal Administrativo	9	2	2	13	222.090	66.792	288.882
Obrero	1	2		3	34.836	888	35.724
Personal Contratado			**15**	**15**	**286.300**		**286.300**
Profesional y Técnico			15	15	286.300		286.300
TOTAL	16	11	27	54	942.166	199.644	1.141.810

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	4.237.054
4.02	Materiales, suministros y mercancías	219.880
4.03	Servicios no personales	1.417.553
4.04	Activos reales	26.100
4.08	Otros gastos	87.000
	TOTAL	5.987.587

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.900.587**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.900.587
Del sector público	5.900.587
Transferencias corrientes internas recibidas del sector público	5.900.587
De la República	5.900.587
Recursos Ordinarios	5.900.587
B. GASTOS CORRIENTES	**5.961.487**
GASTOS DE CONSUMO	5.961.487
Remuneraciones	4.237.054
Sueldos, salarios y otras retribuciones	942.166
Beneficios y complementos de sueldos y salarios	1.846.568
Aportes patronales	244.423
Prestaciones sociales y otras indemnizaciones	371.234
Asistencia socioeconómica	832.663
Compra de Bienes y servicios	1.637.433
Bienes de consumo	219.880
Servicios no personales	1.417.553
Depreciación y amortización	87.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(60.900)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**26.100**
RECURSOS PROPIOS DE CAPITAL	26.100
Ahorro/ Desahorro en Cuenta Corriente	(60.900)
Incremento de la depreciación y amortización acumuladas	87.000
B. GASTOS DE CAPITAL	**26.100**
INVERSIÓN REAL DIRECTA	26.100
Formación Bruta de Capital Fijo	26.100
Maquinaria, equipos y otros bienes muebles	26.100
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0161
Fundación Compañía Nacional
de Música

FUNDACIÓN COMPAÑÍA NACIONAL DE MÚSICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Compañía Nacional de Música, tiene como misión contribuir con el desarrollo del quehacer musical nacional, estimulando y promoviendo la composición, la dirección, la ejecución y la expresión de todas las manifestaciones de la música popular, tradicional e indígena del país; sensibilizando en la audiencia nacional e internacional el carácter plurétnico y multicultural de nuestra música.

De lo anteriormente señalado, se hace evidente la importancia estratégica de la programación artística que anualmente ejecuta la Fundación, en concordancia con la inversión social que realiza el Estado Venezolano.

Para el logro de las metas planteadas en el ejercicio fiscal 2010, la Fundación ha estimado la cantidad de **Bs. 14.001.669** desagregados de la siguiente manera: Transferencias y Donaciones de la República por Bs. 12.436.209, Disminución de Caja y Banco por Bs. 1.499.640 y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 65.820.

La Fundación con la ejecución del presupuesto obtendrá un desahorro en su cuenta corriente de Bs. 1.056.549 y un Déficit en resultado financiero, el cual se financiará con una disminución de caja.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**12.436.209**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.436.209
Del sector público	12.436.209
Transferencias corrientes internas recibidas del sector público	12.436.209
De la República	12.436.209
INGRESOS DE CAPITAL	**65.820**
RECURSOS PROPIOS DE CAPITAL	**65.820**
Incremento de la depreciación y amortización acumuladas	65.820
FUENTES DE FINANCIAMIENTO	**1.499.640**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.499.640**
Disminución de otros activos financieros	1.499.640
Disminución de disponibilidades	1.499.640
Disminución de caja	1.499.640
TOTAL RECURSOS	**14.001.669**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**13.492.758**
GASTOS DE CONSUMO	12.469.912
Remuneraciones	11.543.381
Sueldos, salarios y otras retribuciones	2.771.512
Beneficios y complementos de sueldos y salarios	5.123.075
Aportes patronales	684.466
Prestaciones sociales y otras indemnizaciones	1.215.644
Asistencia socioeconómica	1.748.684
Compra de Bienes y servicios	860.711
Bienes de consumo	143.400
Servicios no personales	717.311
Depreciación y amortización	65.820
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.022.846
Al sector privado	1.022.846
Transferencias corrientes al sector privado	1.022.846
Directas a personas	1.022.846
Pensiones y otros beneficios asociados	268.675
Jubilaciones y otros beneficios asociados	754.171
GASTOS DE CAPITAL	**56.000**
INVERSION REAL DIRECTA	**56.000**
Formación Bruta de Capital Fijo	56.000
Maquinaria, equipos y otros bienes muebles	56.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**452.911**
DISMINUCION DE PASIVOS	**452.911**
Disminución de cuentas y efectos por pagar	452.911
Disminución de cuentas y efectos por pagar a corto plazo	452.911
Disminución de sueldos, salarios y otras remuneraciones por pagar	37.911
Disminución de aportes patronales y retenciones laborales por pagar	400.000
Disminución cuentas por pagar a proveedores a corto plazo	15.000
TOTAL GASTOS	**14.001.669**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107497	El Quehacer y las Expresiones Nacionales Latinoamericanas y Universales de la Musicalidad Venezolana	Evento			83		8.705.346		733.813	9.439.159
TOTAL							**8.705.346**		**733.813**	**9.439.159**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.667.822		20.000	2.687.822
02	Gestión Administrativa		40.195		811.647	851.842
03	Previsión y Protección Social		1.022.846			1.022.846
TOTAL			**3.730.863**		**831.647**	**4.562.510**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**39**	**96**	**5**	**140**	**2.451.612**		**2.451.612**
Directivo	4	13		17	308.040		308.040
Profesional y Técnico	31	75	5	111	2.004.408		2.004.408
Personal Administrativo	1	2		3	34.728		34.728
Obrero	3	6		9	104.436		104.436
Personal Contratado	**10**	**10**		**20**	**270.400**		**270.400**
Profesional y Técnico	10	10		20	270.400		270.400
TOTAL	**49**	**106**	**5**	**160**	**2.722.012**		**2.722.012**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**12**		**12**	**268.675**
Empleados	12		12	268.675
Jubilados	**2**	**25**	**27**	**754.171**
Empleados	2	25	27	754.171
TOTAL	**14**	**25**	**39**	**1.022.846**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.543.381
4.02	Materiales, suministros y mercancías	143.400
4.03	Servicios no personales	717.311
4.04	Activos reales	56.000
4.07	Transferencias y donaciones	1.022.846
4.08	Otros gastos	65.820
4.11	Disminución de pasivos	452.911
	TOTAL	**14.001.669**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**12.436.209**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.436.209
Del sector público	12.436.209
Transferencias corrientes internas recibidas del sector público	12.436.209
De la República	12.436.209
Recursos Ordinarios	12.436.209
B. GASTOS CORRIENTES	**13.492.758**
GASTOS DE CONSUMO	12.469.912
Remuneraciones	11.543.381
Sueldos, salarios y otras retribuciones	2.771.512
Beneficios y complementos de sueldos y salarios	5.123.075
Aportes patronales	684.466
Prestaciones sociales y otras indemnizaciones	1.215.644
Asistencia socioeconómica	1.748.684
Compra de Bienes y servicios	860.711
Bienes de consumo	143.400
Servicios no personales	717.311
Depreciación y amortización	65.820

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.022.846
Al sector privado	1.022.846
Transferencias corrientes al sector privado	1.022.846
Directas a personas	1.022.846
Pensiones y otros beneficios asociados	268.675
Jubilaciones y otros beneficios asociados	754.171
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.056.549)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(990.729)**
RECURSOS PROPIOS DE CAPITAL	(990.729)
Ahorro/ Desahorro en Cuenta Corriente	(1.056.549)
Incremento de la depreciación y amortización acumuladas	65.820
B. GASTOS DE CAPITAL	**56.000**
INVERSIÓN REAL DIRECTA	56.000
Formación Bruta de Capital Fijo	56.000
Maquinaria, equipos y otros bienes muebles	56.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.046.729)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.499.640**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.499.640
Disminución de otros activos financieros	1.499.640
Disminución de disponibilidades	1.499.640
Disminución de caja	1.499.640
B. APLICACIONES FINANCIERAS	**1.499.640**
DISMINUCION DE PASIVOS	452.911
Disminución de cuentas y efectos por pagar	452.911
Disminución de cuentas y efectos por pagar a corto plazo	452.911
Disminución de sueldos, salarios y otras remuneraciones por pagar	37.911
Disminución de aportes patronales y retenciones laborales por pagar	400.000
Disminución cuentas por pagar a proveedores a corto plazo	15.000
DÉFICIT FINANCIERO	1.046.729

A0301
Fundación Biblioteca Ayacucho

FUNDACIÓN BIBLIOTECA AYACUCHO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Biblioteca Ayacucho tiene dentro de sus objetivos, la realización de actividades eminentemente culturales, rescatar para su publicación las más importantes obras de la cultura y el pensamiento latinoamericano desde sus orígenes hasta el presente, cuidarlas, prologadas y anotadas por especialistas, así como editar y difundir obras que sirvan al propósito de estimular y reafirmar la integración, desarrollo, independencia y proceso de los pueblos del continente.

Para el ejercicio fiscal 2010, el Ente prevé alcanzar las siguientes metas: realizar 15 eventos como apoyo al Proyecto "Promoción, Difusión y Estimulo del Sistema Nacional del Libro y la Lectura tanto en Venezuela como en el Exterior" y editar 104 obras a través del Proyecto "Producción Editorial Impresa y Multimedia".

Para el logro de sus metas dispone de un financiamiento de Bs. 6.082.169, de los cuales Bs. 5.733.169 (94,3%) corresponden al Ejecutivo Nacional, recursos propios Bs. 180.000 (3,0%) y Bs. 169.000 (2,7%) a recursos de capital.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 6.082.169.

El presupuesto está distribuido en Proyectos por Bs. 4.013.218 y Acciones Centralizadas por Bs. 2.068.951.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.913.169**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	180.000
Venta de bienes	180.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.733.169
Del sector público	5.733.169
Transferencias corrientes internas recibidas del sector público	5.733.169
De la República	5.733.169
INGRESOS DE CAPITAL	**169.000**
RECURSOS PROPIOS DE CAPITAL	**169.000**
Incremento de la depreciación y amortización acumuladas	169.000
TOTAL RECURSOS	**6.082.169**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.082.169**
GASTOS DE CONSUMO	5.687.919
Remuneraciones	4.754.572
Sueldos, salarios y otras retribuciones	1.155.751
Beneficios y complementos de sueldos y salarios	2.249.829
Aportes patronales	326.300
Prestaciones sociales y otras indemnizaciones	468.636
Asistencia socioeconómica	554.056
Compra de Bienes y servicios	764.347
Bienes de consumo	354.275
Servicios no personales	410.072
Depreciación y amortización	169.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	276.250
Al sector privado	276.250
Transferencias corrientes al sector privado	276.250
Directas a personas	276.250
Pensiones y otros beneficios asociados	28.900
Jubilaciones y otros beneficios asociados	247.350
OTROS GASTOS CORRIENTES	118.000
Otros Gastos Corrientes	118.000
TOTAL GASTOS	**6.082.169**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107565	Producción Editorial Impresa y Multimedia	Obra			104		2.662.381			2.662.381
107829	Promoción, Difusión y Estimulo del Sistema Nacional del Libro y la Lectura tanto en Venezuela como en el Exterior	Evento			15		1.350.837			1.350.837
TOTAL							4.013.218			4.013.218

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		827.081			827.081
02	Gestión Administrativa	180.000	616.620		169.000	965.620
03	Previsión y Protección Social		276.250			276.250
TOTAL		180.000	1.719.951		169.000	2.068.951

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**27**	**11**		**38**	**625.030**		**625.030**
Directivo	2	3		5	98.370		98.370
Profesional y Técnico	17	4		21	312.842		312.842
Personal Administrativo	6			6	130.946		130.946
Obrero	2	4		6	82.872		82.872
Personal Contratado	**19**	**8**		**27**	**530.721**		**530.721**
Profesional y Técnico	19	8		27	530.721		530.721
TOTAL	**46**	**19**		**65**	**1.155.751**		**1.155.751**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**28.900**
Empleados		1	1	28.900
Jubilados	**3**	**3**	**6**	**247.350**
Obreros		1	1	21.491
Empleados	3	2	5	225.859
TOTAL	**3**	**4**	**7**	**276.250**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	4.754.572
4.02	Materiales, suministros y mercancías	354.275
4.03	Servicios no personales	410.072
4.07	Transferencias y donaciones	276.250
4.08	Otros gastos	287.000
	TOTAL	**6.082.169**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.913.169**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.733.169
Del sector público	5.733.169
Transferencias corrientes internas recibidas del sector público	5.733.169
De la República	5.733.169
Recursos Ordinarios	5.733.169
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	180.000
Venta de bienes	180.000
B. GASTOS CORRIENTES	**6.082.169**
GASTOS DE CONSUMO	5.687.919
Remuneraciones	4.754.572
Sueldos, salarios y otras retribuciones	1.155.751
Beneficios y complementos de sueldos y salarios	2.249.829
Aportes patronales	326.300
Prestaciones sociales y otras indemnizaciones	468.636
Asistencia socioeconómica	554.056
Compra de Bienes y servicios	764.347
Bienes de consumo	354.275
Servicios no personales	410.072
Depreciación y amortización	169.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	276.250
Al sector privado	276.250
Transferencias corrientes al sector privado	276.250
Directas a personas	276.250
Pensiones y otros beneficios asociados	28.900
Jubilaciones y otros beneficios asociados	247.350
OTROS GASTOS CORRIENTES	118.000
Otras Gastos Corrientes	118.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(169.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(169.000)
Incremento de la depreciación y amortización acumuladas	169.000
B. GASTOS DE CAPITAL	**0**
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

FUNDACIÓN CASA NACIONAL DE LAS LETRAS ANDRÉS BELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Casa Nacional de las Letras Andrés Bello, es una Institución encargada de promover actividades de diferentes áreas literarias, abriendo espacios a un enfoque cultural amplio donde intervienen diferentes factores relacionados con promociones y eventos.

Para el año 2010, la Fundación prevé alcanzar las siguientes metas: realizar 500 actividades que permitan estimular la lectura y la escritura en el venezolano a través del Proyecto "Estimular el hábito de la lectura y escritura en el venezolano que lee y escribe".

Para el logro de las metas, el Ente dispone de un financiamiento de Bs. 5.637.409, de los cuales Bs. 5.537.409 (98,2%) corresponden a Transferencias del Ejecutivo Nacional, ingresos de la propiedad Bs. 70.000 (1,2%) y Bs. 30.000 (0,5%) a recursos de capital (Depreciación y Amortización).

La totalidad de los recursos antes indicados, financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 5.560.241 (98,6%), inversión en activos fijos Bs. 20.000 (0,4%) y disminución de pasivos por Bs. 57.168 (1,0%).

El presupuesto está distribuido en Proyectos por Bs. 3.946.186 y Acciones Centralizadas por Bs. 1.691.223.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.607.409**
INGRESOS DE LA PROPIEDAD	70.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	70.000
Alquileres	70.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.537.409
Del sector público	5.537.409
Transferencias corrientes internas recibidas del sector público	5.537.409
De la República	5.537.409
INGRESOS DE CAPITAL	**30.000**
RECURSOS PROPIOS DE CAPITAL	**30.000**
Incremento de la depreciación y amortización acumuladas	30.000
TOTAL RECURSOS	**5.637.409**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**5.560.241**
GASTOS DE CONSUMO	5.525.721
Remuneraciones	4.964.527
Sueldos, salarios y otras retribuciones	1.251.733
Beneficios y complementos de sueldos y salarios	1.827.617
Aportes patronales	216.847
Prestaciones sociales y otras indemnizaciones	338.605
Asistencia socioeconómica	1.329.725
Compra de Bienes y servicios	531.194
Bienes de consumo	168.001
Servicios no personales	363.193
Depreciación y amortización	30.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.520
Al sector privado	34.520
Transferencias corrientes al sector privado	14.520
Directas a personas	14.520
Jubilaciones y otros beneficios asociados	14.520
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
GASTOS DE CAPITAL	**20.000**
INVERSION REAL DIRECTA	**20.000**
Formación Bruta de Capital Fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**57.168**
DISMINUCION DE PASIVOS	**57.168**
Disminución de cuentas y efectos por pagar	57.168
Disminución de cuentas y efectos por pagar a corto plazo	57.168
Disminución cuentas por pagar a proveedores a corto plazo	57.168
TOTAL GASTOS	5.637.409

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107795	Estimular el hábito de la lectura y la escritura en el venezolano "El venezolano que lee y escribe"	Actividad			500	70.000	3.876.186			3.946.186
	TOTAL					**70.000**	**3.876.186**			**3.946.186**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.441.131			1.441.131
02	Gestión Administrativa		205.572		30.000	235.572
03	Previsión y Protección Social		14.520			14.520
	TOTAL		**1.661.223**		**30.000**	**1.691.223**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**20**		**43**	**667.545**	**69.431**	**736.976**
Directivo	8	6		14	255.563		255.563
Profesional y Técnico	9	4		13	207.984	54.071	262.055
Personal Administrativo	4	3		7	93.293	11.052	104.345
Obrero	2	7		9	110.705	4.308	115.013
Personal Contratado	**1**	**1**	**4**	**6**	**536.188**		**536.188**
Directivo		1		1	40.168		40.168
Personal Administrativo	1		4	5	496.020		496.020
TOTAL	**24**	**21**	**4**	**49**	**1.203.733**	**69.431**	**1.273.164**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados		**1**	**1**	**14.520**
Empleados		1	1	14.520
TOTAL		**1**	**1**	**14.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	4.964.527
4.02	Materiales, suministros y mercancías	168.001
4.03	Servicios no personales	363.193
4.04	Activos reales	20.000
4.07	Transferencias y donaciones	34.520
4.08	Otros gastos	30.000
4.11	Disminución de pasivos	57.168
	TOTAL	**5.637.409**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.607.409**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.537.409
Del sector público	5.537.409
Transferencias corrientes internas recibidas del sector público	5.537.409
De la República	5.537.409
Recursos Ordinarios	5.537.409
INGRESOS DE LA PROPIEDAD	70.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	70.000
Alquileres	70.000
B. GASTOS CORRIENTES	**5.560.241**
GASTOS DE CONSUMO	5.525.721
Remuneraciones	4.964.527
Sueldos, salarios y otras retribuciones	1.251.733
Beneficios y complementos de sueldos y salarios	1.827.617
Aportes patronales	216.847
Prestaciones sociales y otras indemnizaciones	338.605
Asistencia socioeconómica	1.329.725
Compra de Bienes y servicios	531.194
Bienes de consumo	168.001
Servicios no personales	363.193
Depreciación y amortización	30.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.520
Al sector privado	34.520
Transferencias corrientes al sector privado	14.520
Directas a personas	14.520
Jubilaciones y otros beneficios asociados	14.520
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**47.168**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**77.168**
RECURSOS PROPIOS DE CAPITAL	77.168
Ahorro/ Desahorro en Cuenta Corriente	47.168
Incremento de la depreciación y amortización acumuladas	30.000
B. GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	20.000
Formación Bruta de Capital Fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**57.168**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**57.168**
SUPERÁVIT FINANCIERO	57.168
B. APLICACIONES FINANCIERAS	**57.168**
DISMINUCION DE PASIVOS	57.168
Disminución de cuentas y efectos por pagar	57.168
Disminución de cuentas y efectos por pagar a corto plazo	57.168
Disminución cuentas por pagar a proveedores a corto plazo	57.168

A0371
Fundación Vicente Emilio Sojo

FUNDACIÓN VICENTE EMILIO SOJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Vicente Emilio Sojo (FUNVES), tiene como actividad principal la búsqueda de la integración latinoamericana a través de la música, así como el estudio y la difusión de la música venezolana y latinoamericana, con especial énfasis en la vida y obra del maestro Vicente Emilio Sojo. Así como también, profundizar la difusión de la historia de la música venezolana, colocando a la disposición de todos los sectores de la población específicamente en los sectores populares las obras de los autores venezolanos y latinoamericanos. Es por ello, la necesidad de rescatar los manuscritos de los compositores, propiciar la investigación y publicación de las obras y mantener un centro de documentación actualizado, que genere la información requerida por el público en general.

La Fundación con la ejecución del presupuesto tendrá un desahorro en su cuenta corriente de Bs. 25.500 y un equilibrio como resultado financiero en su cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.341.879**
INGRESOS DE OPERACIÓN	30.000
Otros ingresos de operación	30.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.311.879
Del sector público	2.311.879
Transferencias corrientes internas recibidas del sector público	2.311.879
De la República	2.311.879
INGRESOS DE CAPITAL	**37.500**
RECURSOS PROPIOS DE CAPITAL	**37.500**
Incremento de la depreciación y amortización acumuladas	37.500
TOTAL RECURSOS	**2.379.379**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.367.379**
GASTOS DE CONSUMO	2.320.300
Remuneraciones	1.413.619
Sueldos, salarios y otras retribuciones	273.048
Beneficios y complementos de sueldos y salarios	610.745
Aportes patronales	86.424
Prestaciones sociales y otras indemnizaciones	126.098
Asistencia socioeconómica	317.304
Compra de Bienes y servicios	869.181
Bienes de consumo	177.356
Servicios no personales	691.825
Depreciación y amortización	37.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.079
Al sector privado	47.079
Transferencias corrientes al sector privado	47.079
Directas a personas	47.079
Pensiones y otros beneficios asociados	14.385
Jubilaciones y otros beneficios asociados	32.694
GASTOS DE CAPITAL	**12.000**
INVERSION REAL DIRECTA	**12.000**
Formación Bruta de Capital Fijo	12.000
Maquinaria, equipos y otros bienes muebles	12.000
TOTAL GASTOS	**2.379.379**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107591	Fomento de la Obra Musical de los Autores Venezolanos y Latinoamericanos	Obra			102	30.000	1.636.791			1.666.791
	TOTAL					30.000	1.636.791			1.666.791

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		620.154			620.154
02	Gestión Administrativa		7.855		37.500	45.355
03	Previsión y Protección Social		47.079			47.079
	TOTAL		675.088		37.500	712.588

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**8**	**9**		**17**	**273.048**		**273.048**
Directivo	1			1	22.212		22.212
Profesional y Técnico	4	6		10	172.932		172.932
Personal Administrativo	2			2	31.872		31.872
Obrero	1	3		4	46.032		46.032
TOTAL	**8**	**9**		**17**	**273.048**		**273.048**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**14.385**
Obreros		1	1	14.385
Jubilados	**1**		**1**	**32.694**
Empleados	1		1	32.694
TOTAL	**1**	**1**	**2**	**47.079**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.413.619
4.02	Materiales, suministros y mercancías	177.356
4.03	Servicios no personales	691.825
4.04	Activos reales	12.000
4.07	Transferencias y donaciones	47.079
4.08	Otros gastos	37.500
	TOTAL	**2.379.379**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.341.879**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.311.879
Del sector público	2.311.879
Transferencias corrientes internas recibidas del sector público	2.311.879
De la República	2.311.879
Recursos Ordinarios	2.311.879
INGRESOS DE OPERACION	30.000
Otros ingresos de operación	30.000
B. GASTOS CORRIENTES	**2.367.379**
GASTOS DE CONSUMO	2.320.300
Remuneraciones	1.413.619
Sueldos, salarios y otras retribuciones	273.048
Beneficios y complementos de sueldos y salarios	610.745
Aportes patronales	86.424
Prestaciones sociales y otras indemnizaciones	126.098
Asistencia socioeconómica	317.304
Compra de Bienes y servicios	869.181
Bienes de consumo	177.356
Servicios no personales	691.825
Depreciación y amortización	37.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	47.079
Al sector privado	47.079
Transferencias corrientes al sector privado	47.079
Directas a personas	47.079
Pensiones y otros beneficios asociados	14.385
Jubilaciones y otros beneficios asociados	32.694
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(25.500)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**12.000**
RECURSOS PROPIOS DE CAPITAL	12.000
Ahorro/ Desahorro en Cuenta Corriente	(25.500)
Incremento de la depreciación y amortización acumuladas	37.500
B. GASTOS DE CAPITAL	**12.000**
INVERSIÓN REAL DIRECTA	12.000
Formación Bruta de Capital Fijo	12.000
Maquinaria, equipos y otros bienes muebles	12.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0372

Fundación Teatro Teresa Carreño

FUNDACIÓN TEATRO TERESA CARREÑO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Teatro Teresa Carreño, tiene como actividad principal la promoción y difusión de los valores de las artes escénicas y musicales mediante la programación, diseño, producción, realización, ensayos y montajes de espectáculos de alta calidad técnica y artística dirigidos a públicos diversos, con el propósito de lograr un equilibrio racional acorde a los nuevos tiempos, sustentado en la participación, cooperación y articulación entre las diversas instituciones del Estado y las comunidades organizadas.

En la carta magna se establece el firme propósito de promover los valores culturales como un bien irrenunciable del pueblo venezolano, constituido en el derecho fundamental que procure las condiciones de bienestar integral de la sociedad venezolana e impulse el enriquecimiento del patrimonio cultural. Es así como, las líneas estratégicas emprendidas por el Estado venezolano en materia cultural, se mantienen de cara a la definición, consolidación y sustentabilidad de un modelo socialista de país, apoyado en la infraestructura funcional de sus instituciones.

Para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 39.321.543, de los cuales Bs. 37.778.136 son ingresos corrientes producto de la transferencia del Ejecutivo Nacional e ingresos por venta de servicios de la administración pública y Bs. 1.543.407 recursos de capital, provenientes del incremento de la depreciación acumulada.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**37.778.136**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	5.000.000
Venta de servicios	5.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.778.136
Del sector público	32.778.136
Transferencias corrientes internas recibidas del sector público	32.778.136
De la República	32.778.136
INGRESOS DE CAPITAL	**1.543.407**
RECURSOS PROPIOS DE CAPITAL	**1.543.407**
Incremento de la depreciación y amortización acumuladas	1.543.407
TOTAL RECURSOS	**39.321.543**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**35.595.712**
GASTOS DE CONSUMO	35.111.221
Remuneraciones	18.640.193
Sueldos, salarios y otras retribuciones	5.285.771
Beneficios y complementos de sueldos y salarios	6.934.468
Aportes patronales	1.064.655
Prestaciones sociales y otras indemnizaciones	1.651.924
Asistencia socioeconómica	2.601.778
Otros gastos de personal	1.101.597
Compra de Bienes y servicios	13.032.779
Bienes de consumo	3.856.359
Servicios no personales	9.176.420
Impuestos indirectos	1.894.842
Depreciación y amortización	1.543.407
TRANSFERENCIAS Y DONACIONES CORRIENTES	484.491
Al sector privado	484.491
Transferencias corrientes al sector privado	484.491
Directas a personas	484.491
Pensiones y otros beneficios asociados	172.043
Jubilaciones y otros beneficios asociados	312.448
GASTOS DE CAPITAL	**3.725.831**
INVERSION REAL DIRECTA	**3.725.831**
Formación Bruta de Capital Fijo	3.725.831
Edificios e instalaciones	3.486.331
Maquinaria, equipos y otros bienes muebles	239.500
TOTAL GASTOS	**39.321.543**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107811	Rescate, Ampliación, Rehabilitación, Repotenciación, Actualización y Mantenimiento de la Infraestructura Física del Complejo Cultural Teresa Carreño	Metro Cuadrado			160.790		10.169.629			10.169.629
107954	Fomento de la Participación Ciudadana en el Desarrollo de las Actividades Artísticas, Educativas Culturales, realizadas por el Teresa Carreño	Espectador			111.035	5.000.000	13.414.754			18.414.754
TOTAL						**5.000.000**	**23.584.383**			**28.584.383**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.011.592			6.011.592
02	Gestión Administrativa		2.697.670		1.543.407	4.241.077
03	Previsión y Protección Social		484.491			484.491
TOTAL			**9.193.753**		**1.543.407**	**10.737.160**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**158**	**284**	**138**	**580**	**4.291.885**		**4.291.885**
Directivo	18	31	9	58	1.206.168		1.206.168
Profesional y Técnico	107	194	103	404	2.331.763		2.331.763
Personal Administrativo	25	42	18	85	530.273		530.273
Personal Médico	5		4	9	49.268		49.268
Obrero	3	17	4	24	174.413		174.413
Personal Contratado	**4**	**6**		**10**	**500.000**		**500.000**
Profesional y Técnico	4	6		10	500.000		500.000
TOTAL	**162**	**290**	**138**	**590**	**4.791.885**		**4.791.885**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**6**	**9**	**15**	**172.043**
Obreros		2	2	22.939
Empleados	6	7	13	149.104
Jubilados	**14**	**8**	**22**	**312.448**
Obreros	2	2	4	43.743
Empleados	12	6	18	268.705
TOTAL	**20**	**17**	**37**	**484.491**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	18.640.193
4.02	Materiales, suministros y mercancías	3.856.359
4.03	Servicios no personales	11.071.262
4.04	Activos reales	3.725.831
4.07	Transferencias y donaciones	484.491
4.08	Otros gastos	1.543.407
	TOTAL	**39.321.543**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**37.778.136**
TRANSFERENCIAS Y DONACIONES CORRIENTES	32.778.136
Del sector público	32.778.136
Transferencias corrientes internas recibidas del sector público	32.778.136
De la República	32.778.136
Recursos Ordinarios	32.778.136
Ingresos por la venta de bienes y servicios de la administración pública	5.000.000
Venta de servicios	5.000.000
B. GASTOS CORRIENTES	**35.595.712**
GASTOS DE CONSUMO	35.111.221
Remuneraciones	18.640.193
Sueldos, salarios y otras retribuciones	5.285.771
Beneficios y complementos de sueldos y salarios	6.934.468
Aportes patronales	1.064.655
Prestaciones sociales y otras indemnizaciones	1.651.924
Asistencia socioeconómica	2.601.778
Otros gastos de personal	1.101.597
Compra de Bienes y servicios	13.032.779
Bienes de consumo	3.856.359
Servicios no personales	9.176.420
Impuestos indirectos	1.894.842
Depreciación y amortización	1.543.407
TRANSFERENCIAS Y DONACIONES CORRIENTES	484.491
Al sector privado	484.491
Transferencias corrientes al sector privado	484.491
Directas a personas	484.491
Pensiones y otros beneficios asociados	172.043
Jubilaciones y otros beneficios asociados	312.448
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.182.424**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.725.831**
RECURSOS PROPIOS DE CAPITAL	3.725.831
Ahorro/ Desahorro en Cuenta Corriente	2.182.424
Incremento de la depreciación y amortización acumuladas	1.543.407
B. GASTOS DE CAPITAL	**3.725.831**
INVERSIÓN REAL DIRECTA	3.725.831
Formación Bruta de Capital Fijo	3.725.831
Edificios e instalaciones	3.486.331
Maquinaria, equipos y otros bienes muebles	239.500
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

FUNDACIÓN CENTRO DE ESTUDIOS LATINOAMERICANOS RÓMULO GALLEGOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos tiene como actividad principal el estudio, la investigación e integración latinoamericana a través de la cultura, así como el estudio y definición del pensamiento latinoamericano haciendo énfasis en la obra y en la vida de Rómulo Gallegos y los valores de las letras y el pensamiento de Venezuela y América Latina

Para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 17.261.827, de los cuales Bs. 16.971.492 son Ingresos Corrientes producto de la transferencia del Ejecutivo Nacional e ingresos por venta de otros bienes y servicios y Bs. 290.335 Recursos de Capital, provenientes del incremento de la depreciación acumulada. Mientras el gasto se ubica en el mismo monto discriminado de la siguiente manera gastos corrientes Bs. 17.088.473 y Gastos de Capital Bs. 173.354, lo que determinará como resultado en la cuenta corriente un desahorro y un equilibrio en la cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**16.971.492**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.910.000
Venta de otros bienes y servicios	2.910.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.061.492
Del sector público	14.061.492
Transferencias corrientes internas recibidas del sector público	14.061.492
De la República	14.061.492
INGRESOS DE CAPITAL	**290.335**
RECURSOS PROPIOS DE CAPITAL	**290.335**
Incremento de la depreciación y amortización acumuladas	290.335
TOTAL RECURSOS	**17.261.827**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.088.473**
GASTOS DE CONSUMO	16.614.255
Remuneraciones	13.926.466
Sueldos, salarios y otras retribuciones	4.667.687
Beneficios y complementos de sueldos y salarios	4.885.959
Aportes patronales	666.824
Prestaciones sociales y otras indemnizaciones	1.084.731
Asistencia socioeconómica	2.621.265
Compra de Bienes y servicios	2.397.454
Bienes de consumo	335.507
Servicios no personales	2.061.947
Depreciación y amortización	290.335
TRANSFERENCIAS Y DONACIONES CORRIENTES	474.218
Al sector privado	474.218
Transferencias corrientes al sector privado	474.218
Directas a personas	474.218
Jubilaciones y otros beneficios asociados	328.000
Otras transferencias directas a personas	146.218
GASTOS DE CAPITAL	**173.354**
INVERSION REAL DIRECTA	**173.354**
Formación Bruta de Capital Fijo	173.354
Maquinaria, equipos y otros bienes muebles	173.354
TOTAL GASTOS	**17.261.827**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107464	Integración Socio-Cultural	Evento			132	1.760.320	3.161.821			4.922.141
107504	Premios Nacionales e Internacionales a la Creación y Pensamiento Crítico	Premio			1	203.520	1.032.710			1.236.230
107506	Producción de Conocimiento y Pensamiento Crítico	Evento			309	746.160	4.963.154			5.709.314
TOTAL						2.710.000	9.157.685			11.867.685

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.914.031			3.914.031
02	Gestión Administrativa	200.000	661.776		290.335	1.152.111
03	Previsión y Protección Social		328.000			328.000
TOTAL		200.000	4.903.807		290.335	5.394.142

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**73**	**7**	**150**	**3.337.733**		**3.337.733**
Directivo	17	10	1	28	1.263.873		1.263.873
Profesional y Técnico	21	31	3	55	1.229.588		1.229.588
Personal Administrativo	19	18	1	38	503.208		503.208
Obrero	13	14	2	29	341.064		341.064
Personal Contratado			**2**	**2**	**1.033.822**		**1.033.822**
Profesional y Técnico			2	2	1.033.822		1.033.822
TOTAL	**70**	**73**	**9**	**152**	**4.371.555**		**4.371.555**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**5**		**5**	**328.000**
Empleados	5		5	328.000
TOTAL	**5**		**5**	**328.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	13.926.466
4.02	Materiales, suministros y mercancías	335.507
4.03	Servicios no personales	2.061.947
4.04	Activos reales	173.354
4.07	Transferencias y donaciones	474.218
4.08	Otros gastos	290.335
	TOTAL	**17.261.827**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**16.971.492**
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.061.492
Del sector público	14.061.492
Transferencias corrientes internas recibidas del sector público	14.061.492
De la República	14.061.492
Recursos Ordinarios	14.061.492
Ingresos por la venta de bienes y servicios de la administración pública	2.910.000
Venta de otros bienes y servicios	2.910.000
B. GASTOS CORRIENTES	**17.088.473**
GASTOS DE CONSUMO	16.614.255
Remuneraciones	13.926.466
Sueldos, salarios y otras retribuciones	4.667.687
Beneficios y complementos de sueldos y salarios	4.885.959
Aportes patronales	666.824
Prestaciones sociales y otras indemnizaciones	1.084.731
Asistencia socioeconómica	2.621.265
Compra de Bienes y servicios	2.397.454
Bienes de consumo	335.507
Servicios no personales	2.061.947
Depreciación y amortización	290.335
TRANSFERENCIAS Y DONACIONES CORRIENTES	474.218
Al sector privado	474.218
Transferencias corrientes al sector privado	474.218
Directas a personas	474.218
Jubilaciones y otros beneficios asociados	328.000
Otras transferencias directas a personas	146.218
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(116.981)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**173.354**
RECURSOS PROPIOS DE CAPITAL	173.354
Ahorro/ Desahorro en Cuenta Corriente	(116.981)
Incremento de la depreciación y amortización acumuladas	290.335
B. GASTOS DE CAPITAL	**173.354**
INVERSIÓN REAL DIRECTA	173.354
Formación Bruta de Capital Fijo	173.354
Maquinaria, equipos y otros bienes muebles	173.354
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0374

Fundación Librerías del Sur

FUNDACIÓN LIBRERÍAS DEL SUR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación tiene como misión formular, coordinar y ejecutar políticas, planes y proyectos estratégicos que permitan desarrollar, un sistema de distribución del libro venezolano, incorporar a la población, al conocimiento y acceso a la lectura, a fin de contribuir al fortalecimiento de nuestra cultura; orientado a construir el nuevo modelo de sociedad planteado en la Constitución de la República Bolivariana de Venezuela.

La actividad principal de la Fundación es la de comercializar, distribuir, vender y promocionar los libros venezolanos, latinoamericanos y del caribe.

Para el ejercicio fiscal 2010, el Ente formuló un (1) proyecto: "Fortalecimiento de la Red de Librerías", con el cual pretende ampliar 56 librerías.

La Fundación para el logro de sus metas, dispone de un financiamiento de Bs. 14.915.623 de los cuales Bs. 11.607.187 (77,8%), corresponden al aporte del Ejecutivo Nacional, ingresos propios Bs. 2.000.000 (13,4%) y recursos de capital Bs. 1.308.436 (8,8%) provenientes de la reserva de depreciación.

Los recursos estimados financiarán una estructura presupuestaria, constituida por gastos corrientes de Bs. 14.880.623 (99,8%) e inversión en activos fijos por Bs. 35.000 (0,2%).

El presupuesto está distribuido en Proyectos por Bs. 9.791.952 y Acciones Centralizadas por Bs. 5.123.671.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**13.607.187**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	2.000.000
Venta de bienes	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.607.187
Del sector público	11.607.187
Transferencias corrientes internas recibidas del sector público	11.607.187
De la República	11.607.187
INGRESOS DE CAPITAL	**1.308.436**
RECURSOS PROPIOS DE CAPITAL	**1.308.436**
Incremento de la depreciación y amortización acumuladas	1.308.436
TOTAL RECURSOS	**14.915.623**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.880.623**
GASTOS DE CONSUMO	14.745.727
Remuneraciones	11.511.016
Sueldos, salarios y otras retribuciones	2.976.506
Beneficios y complementos de sueldos y salarios	5.666.771
Aportes patronales	429.126
Prestaciones sociales y otras indemnizaciones	1.046.742
Asistencia socioeconómica	1.391.871
Compra de Bienes y servicios	1.926.275
Bienes de consumo	370.043
Servicios no personales	1.556.232
Depreciación y amortización	1.308.436
TRANSFERENCIAS Y DONACIONES CORRIENTES	134.896
Al sector privado	134.896
Transferencias corrientes al sector privado	134.896
Directas a personas	134.896
Jubilaciones y otros beneficios asociados	134.896
GASTOS DE CAPITAL	**35.000**
INVERSION REAL DIRECTA	**35.000**
Formación Bruta de Capital Fijo	30.000
Maquinaria, equipos y otros bienes muebles	30.000
Bienes intangibles	5.000
TOTAL GASTOS	**14.915.623**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107401	Fortalecimiento de la Red de Librerías	Librería			56	1.527.724	8.264.228			9.791.952
TOTAL						**1.527.724**	**8.264.228**			**9.791.952**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	5.000	3.208.063			3.213.063
02	Gestión Administrativa	467.276			1.308.436	1.775.712
03	Previsión y Protección Social		134.896			134.896
TOTAL		**472.276**	**3.342.959**		**1.308.436**	**5.123.671**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**97**	**89**	**1**	**187**	**2.683.353**		**2.683.353**
Directivo	7	17		24	417.826		417.826
Profesional y Técnico	79	61	1	141	1.977.432		1.977.432
Personal Administrativo	5	3		8	125.555		125.555
Obrero	6	8		14	162.540		162.540
Personal Contratado	**1**	**1**	**2**	**4**	**148.693**		**148.693**
Profesional y Técnico	1	1	2	4	148.693		148.693
TOTAL	**98**	**90**	**3**	**191**	**2.832.046**		**2.832.046**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**	**2**	**3**	**134.896**
Empleados	1	2	3	134.896
TOTAL	**1**	**2**	**3**	**134.896**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.511.016
4.02	Materiales, suministros y mercancías	370.043
4.03	Servicios no personales	1.556.232
4.04	Activos reales	35.000
4.07	Transferencias y donaciones	134.896
4.08	Otros gastos	1.308.436
	TOTAL	**14.915.623**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANÇIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**13.607.187**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.607.187
Del sector público	11.607.187
Transferencias corrientes internas recibidas del sector público	11.607.187
De la República	11.607.187
Recursos Ordinarios	11.607.187
Ingresos por la venta de bienes y servicios de la administración pública	2.000.000
Venta de bienes	2.000.000
B. GASTOS CORRIENTES	**14.880.623**
GASTOS DE CONSUMO	14.745.727
Remuneraciones	11.511.016
Sueldos, salarios y otras retribuciones	2.976.506
Beneficios y complementos de sueldos y salarios	5.666.771
Aportes patronales	429.126
Prestaciones sociales y otras indemnizaciones	1.046.742
Asistencia socioeconómica	1.391.871
Compra de Bienes y servicios	1.926.275
Bienes de consumo	370.043
Servicios no personales	1.556.232
Depreciación y amortización	1.308.436
TRANSFERENCIAS Y DONACIONES CORRIENTES	134.896
Al sector privado	134.896
Transferencias corrientes al sector privado	134.896
Directas a personas	134.896
Jubilaciones y otros beneficios asociados	134.896
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.273.436)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**35.000**
RECURSOS PROPIOS DE CAPITAL	35.000
Ahorro/ Desahorro en Cuenta Corriente	(1.273.436)
Incremento de la depreciación y amortización acumuladas	1.308.436
B. GASTOS DE CAPITAL	**35.000**
INVERSIÓN REAL DIRECTA	35.000
Formación Bruta de Capital Fijo	30.000
Maquinaria, equipos y otros bienes muebles	30.000
Bienes intangibles	5.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0375
Fundación Casa del Artista

FUNDACIÓN CASA DEL ARTISTA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Casa del Artista, tiene como actividad principal apoyar los procesos de formación y mejoramiento integral del artista, mediante el desarrollo de actividades dirigidas a la formación profesional, técnica y humana de los trabajadores de la cultura. Esta Fundación pertenece al sistema socio-cultural del Estado venezolano y está destinada a preservar las condiciones profesionales, técnicas y humanas del artista, alcanzando niveles de excelencia y calidad en la programación a realizar en todos sus espacios y en el desarrollo de procesos de aprendizaje y formación.

Para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 20.367.534, de los cuales Bs. 19.477.534 son ingresos corrientes producto de la transferencia del Ejecutivo Nacional, ingresos por venta de bienes y servicios de la administración pública e ingresos de la propiedad; Bs. 230.000 recursos de capital, provenientes del incremento de la depreciación acumulada y Bs. 660.000 como fuentes de financiamiento provenientes de la disminución de bancos y disminución de otros efectos por cobrar a corto plazo.

La Fundación en su ejecución tendrá un desahorro en su cuenta corriente de Bs. 392.480 y un déficit en la cuenta capital por Bs. 580.000, que será financiado con la disminución de bancos y disminución de efectos por cobrar a corto plazo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**19.477.534**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	522.000
Venta de servicios	522.000
INGRESOS DE LA PROPIEDAD	180.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	180.000
Alquileres	180.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.775.534
Del sector público	18.775.534
Transferencias corrientes internas recibidas del sector público	18.775.534
De la República	18.775.534
INGRESOS DE CAPITAL	**230.000**
RECURSOS PROPIOS DE CAPITAL	**230.000**
Incremento de la depreciación y amortización acumuladas	230.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
FUENTES DE FINANCIAMIENTO	**660.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**660.000**
Disminución de otros activos financieros	660.000
Disminución de disponibilidades	660.000
Disminución de Bancos	600.000
Disminución de efectos por cobrar a corto plazo	60.000
Disminución de efectos comerciales por cobrar a corto plazo	30.000
Disminución de otros efectos por cobrar a corto plazo	30.000
TOTAL RECURSOS	**20.367.534**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**19.870.014**
GASTOS DE CONSUMO	15.149.748
Remuneraciones	10.686.535
Sueldos, salarios y otras retribuciones	4.085.189
Beneficios y complementos de sueldos y salarios	2.924.079
Aportes patronales	452.061
Prestaciones sociales y otras indemnizaciones	1.074.867
Asistencia socioeconómica	1.981.144
Otros gastos de personal	169.195
Compra de Bienes y servicios	4.233.213
Bienes de consumo	1.065.587
Servicios no personales	3.167.626
Depreciación y amortización	230.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.720.266
Al sector privado	4.720.266
Transferencias corrientes al sector privado	4.720.266
Directas a personas	4.720.266
Jubilaciones y otros beneficios asociados	159.666
Otras transferencias directas a personas	4.560.600
GASTOS DE CAPITAL	**417.520**
INVERSION REAL DIRECTA	**417.520**
Formación Bruta de Capital Fijo	417.520
Edificios e instalaciones	82.000
Maquinaria, equipos y otros bienes muebles	335.520

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**80.000**
DISMINUCION DE PASIVOS	**80.000**
Disminución de cuentas y efectos por pagar	80.000
Disminución de cuentas y efectos por pagar a corto plazo	80.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	7.500
Disminución de aportes patronales y retenciones laborales por pagar	41.500
Disminución cuentas por pagar a proveedores a corto plazo	31.000
TOTAL GASTOS	**20.367.534**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
107494	Atención integral a los y las artistas	Beneficiario	3.683	4.883	8.566		8.002.176			8.002.176
107542	Apoyo de Iniciativas para el Desarrollo Productivo de los y las Artistas	Actividad Realizada			43		3.451.311			3.451.311
107830	Implantación del Registro socio económico, vida y obra de los(as) artistas, creadores(as) y cultores(as).	Persona			3.236		2.876.106			2.876.106
	TOTAL						14.329.593			14.329.593

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	14.576	3.516.890			3.531.466
02	Gestión Administrativa	687.424	929.051		730.334	2.346.809
03	Previsión y Protección Social				159.666	159.666
	TOTAL	702.000	4.445.941		890.000	6.037.941

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**35**	**34**	**17**	**86**	**1.307.533**		**1.307.533**
Directivo	6			6	164.606		164.606
Profesional y Técnico	7	5	3	15	236.481		236.481
Personal Administrativo	15	8	12	35	552.506		552.506
Obrero	7	21	2	30	353.940		353.940
Personal Contratado	**9**	**4**	**41**	**54**	**1.347.890**		**1.347.890**
Profesional y Técnico	3	1	39	43	1.137.340		1.137.340
Personal Administrativo	6	3	2	11	210.550		210.550
TOTAL	**44**	**38**	**58**	**140**	**2.655.423**		**2.655.423**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**2**	**1**	**3**	**159.666**
Obreros	2	1	3	159.666
TOTAL	**2**	**1**	**3**	**159.666**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	10.686.535
4.02	Materiales, suministros y mercancías	1.065.587
4.03	Servicios no personales	3.167.626
4.04	Activos reales	417.520
4.07	Transferencias y donaciones	4.720.266
4.08	Otros gastos	230.000
4.11	Disminución de pasivos	80.000
	TOTAL	**20.367.534**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**19.477.534**
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.775.534
Del sector público	18.775.534
Transferencias corrientes internas recibidas del sector público	18.775.534
De la República	18.775.534
Recursos Ordinarios	18.775.534
Ingresos por la venta de bienes y servicios de la administración pública	522.000
Venta de servicios	522.000
INGRESOS DE LA PROPIEDAD	180.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	180.000
Alquileres	180.000
B. GASTOS CORRIENTES	**19.870.014**
GASTOS DE CONSUMO	15.149.748
Remuneraciones	10.686.535
Sueldos, salarios y otras retribuciones	4.085.189
Beneficios y complementos de sueldos y salarios	2.924.079
Aportes patronales	452.061
Prestaciones sociales y otras indemnizaciones	1.074.867
Asistencia socioeconómica	1.981.144
Otros gastos de personal	169.195
Compra de Bienes y servicios	4.233.213
Bienes de consumo	1.065.587
Servicios no personales	3.167.626
Depreciación y amortización	230.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.720.266
Al sector privado	4.720.266
Transferencias corrientes al sector privado	4.720.266
Directas a personas	4.720.266
Jubilaciones y otros beneficios asociados	159.666
Otras transferencias directas a personas	4.560.600
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(392.480)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(162.480)**
RECURSOS PROPIOS DE CAPITAL	(162.480)
Ahorro/ Desahorro en Cuenta Corriente	(392.480)
Incremento de la depreciación y amortización acumuladas	230.000
B. GASTOS DE CAPITAL	**417.520**
INVERSIÓN REAL DIRECTA	417.520
Formación Bruta de Capital Fijo	417.520
Edificios e instalaciones	82.000
Maquinaria, equipos y otros bienes muebles	335.520
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(580.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**660.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	660.000
Disminución de otros activos financieros	660.000
Disminución de disponibilidades	600.000
Disminución de Bancos	600.000
Disminución de efectos por cobrar a corto plazo	60.000
Disminución de efectos comerciales por cobrar a corto plazo	30.000
Disminución de otros efectos por cobrar a corto plazo	30.000
B. APLICACIONES FINANCIERAS	**660.000**
DISMINUCION DE PASIVOS	80.000
Disminución de cuentas y efectos por pagar	80.000
Disminución de cuentas y efectos por pagar a corto plazo	80.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	7.500
Disminución de aportes patronales y retenciones laborales por pagar	41.500
Disminución cuentas por pagar a proveedores a corto plazo	31.000
DÉFICIT FINANCIERO	580.000

A0378

Centro de la Diversidad Cultural

CENTRO DE LA DIVERSIDAD CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Centro de la Diversidad Cultural le corresponde asumir un reto sin precedentes en el país en la construcción de una conciencia colectiva sobre la importancia de la diversidad cultural como ejercicio pleno de la soberanía y libertad de los pueblos, a través de la implementación de planes de corto y mediano plazo y la definición de estrategias, que contribuyan a garantizar que la condición multiétnica y pluricultural, consagradas en la Constitución Nacional, sean asumidas por las instancias gubernamentales, las instituciones públicas y privadas y los movimientos sociales, en términos conceptuales, ideológicos y programáticos, como recurso esencial para la sostenibilidad del desarrollo cultural de la Nación. En tal sentido, dará continuidad a sus proyectos e incorporará otros nuevos, los cuales le permitirán seguir avanzando en el logro y la concreción de sus objetivos institucionales.

El presupuesto de ingresos del Centro se sitúa en Bs. 23.373.812 desagregados en Bs. 19.373.812 provenientes de transferencias del Ejecutivo Nacional, Bs. 424.853 por recursos de capital y Bs. 3.575.147 de disminución de bancos.

El presupuesto de gastos para el año 2010 asciende a la cantidad de Bs. 23.373.812; distribuidos en: gastos corrientes Bs. 22.713.665, gastos de capital Bs. 85.000 y Bs. 575.147 por disminución de cuentas por pagar.

El resultado económico y financiero de esta Fundación presenta un desahorro por Bs. 3.339.853 y un déficit en la cuenta capital de Bs. 3.000.000 que será financiado con la disminución de caja.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**19.373.812**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.373.812
Del sector público	19.373.812
Transferencias corrientes internas recibidas del sector público	19.373.812
De la República	19.373.812
INGRESOS DE CAPITAL	**424.853**
RECURSOS PROPIOS DE CAPITAL	**424.853**
Incremento de la depreciación y amortización acumuladas	424.853
FUENTES DE FINANCIAMIENTO	**3.575.147**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**3.575.147**
Disminución de otros activos financieros	3.575.147
Disminución de disponibilidades	3.575.147
Disminución de Bancos	3.575.147
TOTAL RECURSOS	**23.373.812**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**22.713.665**
GASTOS DE CONSUMO	22.389.794
Remuneraciones	15.340.665
Sueldos, salarios y otras retribuciones	4.994.255
Beneficios y complementos de sueldos y salarios	3.794.045
Aportes patronales	729.896
Prestaciones sociales y otras indemnizaciones	1.076.912
Asistencia socioeconómica	2.853.445
Otros gastos de personal	1.892.112
Compra de Bienes y servicios	6.624.276
Bienes de consumo	2.027.116
Servicios no personales	4.597.160
Depreciación y amortización	424.853
TRANSFERENCIAS Y DONACIONES CORRIENTES	323.871
Al sector privado	323.871
Transferencias corrientes al sector privado	313.871
Directas a personas	73.871
Pensiones y otros beneficios asociados	45.191
Jubilaciones y otros beneficios asociados	28.680
Otras transferencias corrientes internas al sector privado	240.000
Donaciones corrientes al sector privado	10.000
Donaciones a personas	10.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**85.000**
INVERSION REAL DIRECTA	**85.000**
Formación Bruta de Capital Fijo	85.000
Maquinaria, equipos y otros bienes muebles	85.000
APLICACIONES FINANCIERAS	**575.147**
DISMINUCION DE PASIVOS	**575.147**
Disminución de cuentas y efectos por pagar	575.147
Disminución de cuentas y efectos por pagar a corto plazo	575.147
Disminución de sueldos, salarios y otras remuneraciones por pagar	195.000
Disminución cuentas por pagar a proveedores a corto plazo	380.147
TOTAL GASTOS	**23.373.812**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107263	Red de la Diversidad Cultural	Delegación			11		6.398.325		1.800.000	8.198.325
107274	Promoción y Difusión de las Expresiones Culturales de la Diversidad Cultural en el Ámbito Nacional	Intercambio			90		2.662.092			2.662.092
107326	Museo Nacional de las Culturas (Fase III)	Diseño			1		1.142.751			1.142.751
107364	Expresiones, Actores y Prácticas de la Diversidad Cultural en Venezuela: Investigación y Formación para la Promoción de la Interculturalidad	Intercambio			77		3.358.500		1.000.000	4.358.500
	TOTAL						13.561.668		2.800.000	16.361.668

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.543.129			4.543.129
02	Gestión Administrativa		1.185.144		1.200.000	2.385.144
03	Previsión y Protección Social		83.871			83.871
	TOTAL		5.812.144		1.200.000	7.012.144

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**79**	**43**	**6**	**128**	**2.049.109**		**2.049.109**
Directivo	23	6	3	32	556.333		556.333
Profesional y Técnico	29	16	3	48	881.592		881.592
Personal Administrativo	18			18	262.704		262.704
Obrero	9	21		30	348.480		348.480
Personal Contratado	**11**	**5**	**7**	**23**	**2.683.106**		**2.683.106**
Profesional y Técnico	7	1	3	11	2.501.375		2.501.375
Personal Administrativo	4		3	7	111.681		111.681
Obrero		4	1	5	70.050		70.050
TOTAL	**90**	**48**	**13**	**151**	**4.732.215**		**4.732.215**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**		**1**	**45.191**
Empleados	1		1	45.191
Jubilados	**1**		**1**	**28.680**
Empleados	1		1	28.680
TOTAL	**2**		**2**	**73.871**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	15.340.665
4.02	Materiales, suministros y mercancías	2.027.116
4.03	Servicios no personales	4.597.160
4.04	Activos reales	85.000
4.07	Transferencias y donaciones	323.871
4.08	Otros gastos	424.853
4.11	Disminución de pasivos	575.147
	TOTAL	**23.373.812**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**19.373.812**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.373.812
Del sector público	19.373.812
Transferencias corrientes internas recibidas del sector público	19.373.812
De la República	19.373.812
Recursos Ordinarios	19.373.812
B. GASTOS CORRIENTES	**22.713.665**
GASTOS DE CONSUMO	22.389.794
Remuneraciones	15.340.665
Sueldos, salarios y otras retribuciones	4.994.255
Beneficios y complementos de sueldos y salarios	3.794.045
Aportes patronales	729.896
Prestaciones sociales y otras indemnizaciones	1.076.912
Asistencia socioeconómica	2.853.445
Otros gastos de personal	1.892.112
Compra de Bienes y servicios	6.624.276
Bienes de consumo	2.027.116
Servicios no personales	4.597.160
Depreciación y amortización	424.853
TRANSFERENCIAS Y DONACIONES CORRIENTES	323.871
Al sector privado	323.871
Transferencias corrientes al sector privado	313.871
Directas a personas	73.871
Pensiones y otros beneficios asociados	45.191
Jubilaciones y otros beneficios asociados	28.680
Otras transferencias corrientes internas al sector privado	240.000
Donaciones corrientes al sector privado	10.000
Donaciones a personas	10.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(3.339.853)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(2.915.000)**
RECURSOS PROPIOS DE CAPITAL	(2.915.000)
Ahorro/ Desahorro en Cuenta Corriente	(3.339.853)
Incremento de la depreciación y amortización acumuladas	424.853
B. GASTOS DE CAPITAL	**85.000**
INVERSIÓN REAL DIRECTA	85.000
Formación Bruta de Capital Fijo	85.000
Maquinaria, equipos y otros bienes muebles	85.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(3.000.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.575.147**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.575.147
Disminución de otros activos financieros	3.575.147
Disminución de disponibilidades	3.575.147
Disminución de Bancos	3.575.147
B. APLICACIONES FINANCIERAS	**3.575.147**
DISMINUCION DE PASIVOS	575.147
Disminución de cuentas y efectos por pagar	575.147
Disminución de cuentas y efectos por pagar a corto plazo	575.147
Disminución de sueldos, salarios y otras remuneraciones por pagar	195.000
Disminución cuentas por pagar a proveedores a corto plazo	380.147
DÉFICIT FINANCIERO	3.000.000

A0390

Fundación Cinemateca Nacional

FUNDACIÓN CINEMATECA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Cinemateca Nacional, surge como una necesidad de jerarquizar, fortalecer y dotar de mejores recursos a una institución, para atender la conservación, acopio, catalogación y difusión de documentos y producciones del arte cinematográfico de todas las tendencias y períodos que constituyen el acervo histórico y cultural de las artes cinematográficas internacionales de todos los tiempos, con énfasis, en el arte americano y en especial el venezolano.

Para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 18.882.586, de los cuales Bs. 16.633.674 son ingresos corrientes producto de la transferencia del Ejecutivo Nacional por Bs. 16.498.674 y Bs. 135.000 por ingresos por venta de bienes y servicios de la administración pública; Bs. 1.048.912 recursos de capital, provenientes del incremento de la depreciación acumulada y por fuentes financieras Bs. 1.200.000 por disminución de bancos.

La Fundación con la ejecución del presupuesto tendrá un desahorro en su cuenta corriente de Bs.1.020.412, un equilibrio como resultado financiero en su cuenta capital y una disminución de bancos por Bs. 1.200.000 como fuente de financiamiento la cual financiará la disminución de pasivos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**16.633.674**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	135.000
Venta de bienes	27.600
Venta de servicios	107.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.498.674
Del sector público	16.498.674
Transferencias corrientes internas recibidas del sector público	16.498.674
De la República	16.498.674
INGRESOS DE CAPITAL	**1.048.912**
RECURSOS PROPIOS DE CAPITAL	**1.048.912**
Incremento de la depreciación y amortización acumuladas	1.048.912
FUENTES DE FINANCIAMIENTO	**1.200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.200.000**
Disminución de otros activos financieros	1.200.000
Disminución de disponibilidades	1.200.000
Disminución de Bancos	1.200.000
TOTAL RECURSOS	**18.882.586**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.654.086**
GASTOS DE CONSUMO	17.479.609
Remuneraciones	14.870.132
Sueldos, salarios y otras retribuciones	3.555.249
Beneficios y complementos de sueldos y salarios	6.259.015
Aportes patronales	379.895
Prestaciones sociales y otras indemnizaciones	1.188.780
Asistencia socioeconómica	3.487.193
Compra de Bienes y servicios	1.560.565
Bienes de consumo	322.878
Servicios no personales	1.237.687
Depreciación y amortización	1.048.912
TRANSFERENCIAS Y DONACIONES CORRIENTES	174.477
Al sector privado	174.477
Transferencias corrientes al sector privado	174.477
Directas a personas	174.477
Jubilaciones y otros beneficios asociados	174.477
GASTOS DE CAPITAL	**28.500**
INVERSION REAL DIRECTA	**28.500**
Formación Bruta de Capital Fijo	28.500
Maquinaria, equipos y otros bienes muebles	28.500
APLICACIONES FINANCIERAS	**1.200.000**
DISMINUCION DE PASIVOS	**1.200.000**
Disminución de cuentas y efectos por pagar	1.200.000
Disminución de cuentas y efectos por pagar a corto plazo	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
TOTAL GASTOS	**18.882.586**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
107484	Preservación del Patrimonio Cinematográfico Venezolano	Película			24		1.140.254			1.140.254
107525	Red de Salas de la Cinemateca Nacional	Sala			217	90.000	4.422.046			4.512.046
107722	Programas de Formación Cinematográfica	Taller			100		1.255.765			1.255.765
107818	Divulgación de la Cultura Cinematográfica	Obra			87	45.000	2.926.361			2.971.361
	TOTAL					**135.000**	**9.744.426**			**9.879.426**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.327.222			6.327.222
02	Gestión Administrativa		252.549		2.248.912	2.501.461
03	Previsión y Protección Social		174.477			174.477
	TOTAL		**6.754.248**		**2.248.912**	**9.003.160**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**75**	**76**	**9**	**160**	**2.442.581**	**691.632**	**3.134.213**
Directivo	5	11		16	307.460	177.600	485.060
Profesional y Técnico	32	23	5	60	1.075.845	335.220	1.411.065
Personal Administrativo	34	27	4	65	838.788	162.768	1.001.556
Obrero	4	15		19	220.488	16.044	236.532
Personal Contratado	**20**	**18**	**5**	**43**	**991.951**		**991.951**
Directivo		1		1	17.472		17.472
Profesional y Técnico	7	9	1	17	673.325		673.325
Personal Administrativo	13	6	3	22	266.342		266.342
Obrero		2	1	3	34.812		34.812
TOTAL	**95**	**94**	**14**	**203**	**3.434.532**	**691.632**	**4.126.164**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**3**	**2**	**5**	**174.477**
Empleados	3	2	5	174.477
TOTAL	**3**	**2**	**5**	**174.477**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	14.870.132
4.02	Materiales, suministros y mercancías	322.878
4.03	Servicios no personales	1.237.687
4.04	Activos reales	28.500
4.07	Transferencias y donaciones	174.477
4.08	Otros gastos	1.048.912
4.11	Disminución de pasivos	1.200.000
	TOTAL	**18.882.586**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**16.633.674**
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.498.674
Del sector público	16.498.674
Transferencias corrientes internas recibidas del sector público	16.498.674
De la República	16.498.674
Recursos Ordinarios	16.498.674
Ingresos por la venta de bienes y servicios de la administración pública	135.000
Venta de bienes	27.600
Venta de servicios	107.400
B. GASTOS CORRIENTES	**17.654.086**
GASTOS DE CONSUMO	17.479.609
Remuneraciones	14.870.132
Sueldos, salarios y otras retribuciones	3.555.249
Beneficios y complementos de sueldos y salarios	6.259.015
Aportes patronales	379.895
Prestaciones sociales y otras indemnizaciones	1.188.780
Asistencia socioeconómica	3.487.193
Compra de Bienes y servicios	1.560.565
Bienes de consumo	322.878
Servicios no personales	1.237.687
Depreciación y amortización	1.048.912
TRANSFERENCIAS Y DONACIONES CORRIENTES	174.477
Al sector privado	174.477
Transferencias corrientes al sector privado	174.477
Directas a personas	174.477
Jubilaciones y otros beneficios asociados	174.477
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.020.412)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**28.500**
RECURSOS PROPIOS DE CAPITAL	28.500
Ahorro/ Desahorro en Cuenta Corriente	(1.020.412)
Incremento de la depreciación y amortización acumuladas	1.048.912
B. GASTOS DE CAPITAL	**28.500**
INVERSIÓN REAL DIRECTA	28.500
Formación Bruta de Capital Fijo	28.500
Maquinaria, equipos y otros bienes muebles	28.500
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.200.000
Disminución de otros activos financieros	1.200.000
Disminución de disponibilidades	1.200.000
Disminución de Bancos	1.200.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**1.200.000**
DISMINUCION DE PASIVOS	1.200.000
Disminución de cuentas y efectos por pagar	1.200.000
Disminución de cuentas y efectos por pagar a corto plazo	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000

A0417
Fundación Centro Nacional
de la Fotografía
(CENAF)

FUNDACIÓN CENTRO NACIONAL DE LA FOTOGRAFÍA (CENAF)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Centro Nacional de la Fotografía (CENAF), tendrá por objeto fundamental ser una institución dedicada exclusivamente al hecho fotográfico, que contribuya a fomentar, promover y desarrollar la investigación, el registro, la difusión, la promoción y la preservación de la fotografía en todas sus formas y manifestaciones; en lo artístico, documental y comunitario, a través de programas de educación, capacitación y adiestramiento, articulados desde sus dependencias para contribuir a su desarrollo, promoción y conservación en todo el territorio nacional, constituyéndose como referencia nacional para la fotografía, trabajando en red con las instituciones del Estado e instituciones privadas relacionadas con el hecho fotográfico.

Para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 5.584.857, de los cuales Bs. 5.528.697 son Ingresos Corrientes producto de la transferencia del Ejecutivo Nacional y Bs. 56.160 Recursos de Capital, provenientes del incremento de la depreciación acumulada.

La Fundación con la ejecución del presupuesto tendrá un ahorro en su cuenta corriente de Bs. 188.340 y un equilibrio como resultado financiero en su cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.528.697**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.528.697
Del sector público	5.528.697
Transferencias corrientes internas recibidas del sector público	5.528.697
De la República	5.528.697
INGRESOS DE CAPITAL	**56.160**
RECURSOS PROPIOS DE CAPITAL	**56.160**
Incremento de la depreciación y amortización acumuladas	56.160
TOTAL RECURSOS	**5.584.857**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**5.340.357**
GASTOS DE CONSUMO	5.310.357
Remuneraciones	3.389.611
Sueldos, salarios y otras retribuciones	1.036.337
Beneficios y complementos de sueldos y salarios	1.008.778
Aportes patronales	189.620
Prestaciones sociales y otras indemnizaciones	288.364
Asistencia socioeconómica	866.512
Compra de Bienes y servicios	1.636.250
Bienes de consumo	293.850
Servicios no personales	1.342.400
Impuestos indirectos	228.336
Depreciación y amortización	56.160
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.000
Al sector privado	30.000
Transferencias corrientes al sector privado	30.000
Otras transferencias corrientes internas al sector privado	30.000
GASTOS DE CAPITAL	**244.500**
INVERSION REAL DIRECTA	**244.500**
Formación Bruta de Capital Fijo	244.500
Maquinaria, equipos y otros bienes muebles	244.500
TOTAL GASTOS	**5.584.857**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107707	Fotografía en Tiempos de Revolución	Evento			48		3.884.124			3.884.124
TOTAL							**3.884.124**			**3.884.124**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.327.487			1.327.487
02	Gestión Administrativa		317.086		56.160	373.246
TOTAL			**1.644.573**		**56.160**	**1.700.733**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**15**	**15**	**4**	**34**	**513.336**		**513.336**
Directivo	3	7		10	187.824		187.824
Profesional y Técnico	8	4	4	16	230.496		230.496
Personal Administrativo	2			2	25.320		25.320
Obrero	2	4		6	69.696		69.696
Personal Contratado			**20**	**20**	**336.600**		**336.600**
Profesional y Técnico			20	20	336.600		336.600
TOTAL	**15**	**15**	**24**	**54**	**849.936**		**849.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.389.611
4.02	Materiales, suministros y mercancías	293.850
4.03	Servicios no personales	1.570.736
4.04	Activos reales	244.500
4.07	Transferencias y donaciones	30.000
4.08	Otros gastos	56.160
	TOTAL	**5.584.857**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.528.697**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.528.697
Del sector público	5.528.697
Transferencias corrientes internas recibidas del sector público	5.528.697
De la República	5.528.697
Recursos Ordinarios	5.528.697
B. GASTOS CORRIENTES	**5.340.357**
GASTOS DE CONSUMO	5.310.357
Remuneraciones	3.389.611
Sueldos, salarios y otras retribuciones	1.036.337
Beneficios y complementos de sueldos y salarios	1.008.778
Aportes patronales	189.620
Prestaciones sociales y otras indemnizaciones	288.364
Asistencia socioeconómica	866.512
Compra de Bienes y servicios	1.636.250
Bienes de consumo	293.850
Servicios no personales	1.342.400
Impuestos indirectos	228.336
Depreciación y amortización	56.160
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.000
Al sector privado	30.000
Transferencias corrientes al sector privado	30.000
Otras transferencias corrientes internas al sector privado	30.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**188.340**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**244.500**
RECURSOS PROPIOS DE CAPITAL	244.500
Ahorro/ Desahorro en Cuenta Corriente	188.340
Incremento de la depreciación y amortización acumuladas	56.160
B. GASTOS DE CAPITAL	**244.500**
INVERSIÓN REAL DIRECTA	244.500
Formación Bruta de Capital Fijo	244.500
Maquinaria, equipos y otros bienes muebles	244.500
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0424

Fundación Museos Nacionales

FUNDACIÓN MUSEOS NACIONALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Museos Nacionales tiene por objeto la promoción, difusión, conservación, investigación y valoración del patrimonio artístico y científico concretado en las creaciones artísticas, científicas y culturales tanto de origen autónomo como las procedentes de otras culturas que integran las colecciones de sus dependencias museísticas dirigidas al ámbito de la cultura y del conocimiento universal, así como, el conocimiento científico, para el desarrollo espiritual, intelectual del pueblo venezolano.

Para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 61.210.944, de los cuales Bs. 60.510.944 son Ingresos Corrientes producto de la transferencia del Ejecutivo Nacional e ingresos por venta de servicios; Bs. 600.000 Ingresos de Capital, provenientes del incremento de la depreciación acumulada y Fuentes Financiamiento Bs. 100.000 por concepto de disminución de caja.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**60.510.944**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	100.000
Venta de servicios	100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.410.944
Del sector público	60.410.944
Transferencias corrientes internas recibidas del sector público	60.410.944
De la República	60.410.944
INGRESOS DE CAPITAL	**600.000**
RECURSOS PROPIOS DE CAPITAL	**600.000**
Incremento de la depreciación y amortización acumuladas	600.000
FUENTES DE FINANCIAMIENTO	**100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**100.000**
Disminución de otros activos financieros	100.000
Disminución de disponibilidades	100.000
Disminución de caja	100.000
TOTAL RECURSOS	**61.210.944**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**61.210.944**
GASTOS DE CONSUMO	57.629.220
Remuneraciones	55.427.009
Sueldos, salarios y otras retribuciones	12.438.938
Beneficios y complementos de sueldos y salarios	12.615.436
Aportes patronales	1.801.010
Prestaciones sociales y otras indemnizaciones	6.338.281
Asistencia socioeconómica	9.721.801
Otros gastos de personal	12.511.543
Compra de Bienes y servicios	1.602.211
Bienes de consumo	87.676
Servicios no personales	1.514.535
Depreciación y amortización	600.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.581.724
Al sector privado	3.581.724
Transferencias corrientes al sector privado	3.581.724
Directas a personas	3.581.724
Pensiones y otros beneficios asociados	944.268
Jubilaciones y otros beneficios asociados	2.637.456
TOTAL GASTOS	**61.210.944**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107279	Todo Museo una Escuela: Actualización del Conocimiento Artístico y Científico en las Comunidades	Taller			220		19.312.700			19.312.700
107429	Difusión y promoción territorial de los Museos Nacionales	Exposición			15		23.006.581			23.006.581
	TOTAL						**42.319.281**			**42.319.281**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	100.000	13.271.966		100.000	13.471.966
02	Gestión Administrativa		1.237.973		600.000	1.837.973
03	Previsión y Protección Social		3.581.724			3.581.724
	TOTAL	**100.000**	**18.091.663**		**700.000**	**18.891.663**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**321**	**390**		**711**	**12.268.399**	**864.026**	**13.132.425**
Directivo	22	21		43	1.489.041	463.200	1.952.241
Profesional y Técnico	183	129		312	6.116.206	253.646	6.369.852
Personal Administrativo	89	180		269	3.630.553	65.844	3.696.397
Obrero	27	60		87	1.032.599	81.336	1.113.935
Personal Fijo a Tiempo Parcial	**10**	**1**		**11**	**70.539**		**70.539**
Profesional y Técnico	1	1		2	13.314		13.314
Personal Administrativo	9			9	57.225		57.225
Personal Contratado	**40**	**40**		**80**	**100.000**		**100.000**
Personal Docente	40	40		80	100.000		100.000
TOTAL	371	431		802	12.438.938	864.026	13.302.964

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**12**	**14**	**26**	**944.268**
Empleados	12	14	26	944.268
Jubilados	**26**	**38**	**64**	**2.637.456**
Empleados	26	38	64	2.637.456
TOTAL	38	52	90	3.581.724

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	55.427.009
4.02	Materiales, suministros y mercancías	87.676
4.03	Servicios no personales	1.514.535
4.07	Transferencias y donaciones	3.581.724
4.08	Otros gastos	600.000
	TOTAL	**61.210.944**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**60.510.944**
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.410.944
Del sector público	60.410.944
Transferencias corrientes internas recibidas del sector público	60.410.944
De la República	60.410.944
Recursos Ordinarios	60.410.944
Ingresos por la venta de bienes y servicios de la administración pública	100.000
Venta de servicios	100.000
B. GASTOS CORRIENTES	**61.210.944**
GASTOS DE CONSUMO	57.629.220
Remuneraciones	55.427.009
Sueldos, salarios y otras retribuciones	12.438.938
Beneficios y complementos de sueldos y salarios	12.615.436
Aportes patronales	1.801.010
Prestaciones sociales y otras indemnizaciones	6.338.281
Asistencia socioeconómica	9.721.801
Otros gastos de personal	12.511.543
Compra de Bienes y servicios	1.602.211
Bienes de consumo	87.676
Servicios no personales	1.514.535
Depreciación y amortización	600.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.581.724
Al sector privado	3.581.724
Transferencias corrientes al sector privado	3.581.724
Directas a personas	3.581.724
Pensiones y otros beneficios asociados	944.268
Jubilaciones y otros beneficios asociados	2.637.456
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(700.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(100.000)**
RECURSOS PROPIOS DE CAPITAL	(100.000)
Ahorro/ Desahorro en Cuenta Corriente	(700.000)
Incremento de la depreciación y amortización acumuladas	600.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(100.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	100.000
Disminución de otros activos financieros	100.000
Disminución de disponibilidades	100.000
Disminución de caja	100.000
B. APLICACIONES FINANCIERAS	**100.000**
DÉFICIT FINANCIERO	100.000

A0449
Fundación Distribuidora Venezolana
de la Cultura

FUNDACIÓN DISTRIBUIDORA VENEZOLANA DE LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Distribuidora Venezolana de la Cultura fue creada mediante el decreto Nº 4.268 de fecha 06 de febrero del 2006 y publicada en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.373.

Esta Fundación se ha planteado en el período fiscal 2010 la ejecución de los siguientes proyectos:

"Distribución de libros importados y de la producción editorial, discográfica, bienes y productos culturales de la nación en el ámbito nacional", con el que se estima llevar a cabo la colocación a nivel nacional de publicaciones del Estado venezolano y editoriales privadas, la producción musical y otros bienes y productos culturales".

"Fortalecer el proceso funcional y operativo de la Fundación Distribuidora Venezolana de la Cultura".

Con la aplicación de ambos proyectos se espera ampliar el proceso de distribución, consolidar el crecimiento de la Fundación y contribuir con el desarrollo social e institucional.

Para el logro de las metas planteadas la Fundación cuenta con los siguientes recursos por Bs. 10.349.867 desagregados en Transferencias y Donaciones de la República por Bs. 9.300.000, Ingresos por Actividades Propias por Bs. 1.000.000 y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 49.867

El Resultado económico y financiero de la Fundación presenta un ahorro de Bs. 180.799 un equilibrio en la cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.300.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.000.000
Venta de bienes	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.300.000
Del sector público	9.300.000
Transferencias corrientes internas recibidas del sector público	9.300.000
De la República	9.300.000
INGRESOS DE CAPITAL	**49.867**
RECURSOS PROPIOS DE CAPITAL	**49.867**
Incremento de la depreciación y amortización acumuladas	49.867
TOTAL RECURSOS	**10.349.867**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**10.119.201**
GASTOS DE CONSUMO	10.119.201
Remuneraciones	6.721.864
Sueldos, salarios y otras retribuciones	1.476.228
Beneficios y complementos de sueldos y salarios	3.166.871
Aportes patronales	393.146
Prestaciones sociales y otras indemnizaciones	559.774
Asistencia socioeconómica	1.025.260
Otros gastos de personal	100.585
Compra de Bienes y servicios	3.347.470
Bienes de consumo	1.495.268
Servicios no personales	1.852.202
Depreciación y amortización	49.867
GASTOS DE CAPITAL	**230.666**
INVERSION REAL DIRECTA	**230.666**
Formación Bruta de Capital Fijo	230.666
Maquinaria, equipos y otros bienes muebles	230.666
TOTAL GASTOS	**10.349.867**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107356	Distribución de Libros Importados y de la Producción Editorial, Discográfica, Bienes y Productos Culturales del Estado Venezolano en el Ámbito Nacional.	Bien			26.449.000	1.000.000	6.173.719			7.173.719
107557	Fortalecer el Proceso Funcional y Operativo de la Fundación Distribuidora Venezolana de la Cultura.	Vehículo			1		336.666			336.666
	TOTAL					**1.000.000**	**6.510.385**			**7.510.385**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.333.658			2.333.658
02	Gestión Administrativa		455.957		49.867	505.824
	TOTAL		**2.789.615**		**49.867**	**2.839.482**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**28**	**70**		**98**	**1.374.072**		**1.374.072**
Directivo	8	15		23	401.772		401.772
Profesional y Técnico	11	11		22	347.916		347.916
Personal Administrativo	7	4		11	133.440		133.440
Obrero	2	40		42	490.944		490.944
TOTAL	**28**	**70**		**98**	**1.374.072**		**1.374.072**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.721.864
4.02	Materiales, suministros y mercancías	1.495.268
4.03	Servicios no personales	1.852.202
4.04	Activos reales	230.666
4.08	Otros gastos	49.867
	TOTAL	**10.349.867**

CAPITULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.300.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.300.000
Del sector público	9.300.000
Transferencias corrientes internas recibidas del sector público	9.300.000
De la República	9.300.000
Recursos Ordinarios	9.300.000
Ingresos por la venta de bienes y servicios de la administración pública	1.000.000
Venta de bienes	1.000.000
B. GASTOS CORRIENTES	**10.119.201**
GASTOS DE CONSUMO	10.119.201
Remuneraciones	6.721.864
Sueldos, salarios y otras retribuciones	1.476.228
Beneficios y complementos de sueldos y salarios	3.166.871
Aportes patronales	393.146
Prestaciones sociales y otras indemnizaciones	559.774
Asistencia socioeconómica	1.025.260
Otros gastos de personal	100.585
Compra de Bienes y servicios	3.347.470
Bienes de consumo	1.495.268
Servicios no personales	1.852.202
Depreciación y amortización	49.867
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**180.799**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**230.666**
RECURSOS PROPIOS DE CAPITAL	230.666
Ahorro/ Desahorro en Cuenta Corriente	180.799
Incremento de la depreciación y amortización acumuladas	49.867
B. GASTOS DE CAPITAL	**230.666**
INVERSIÓN REAL DIRECTA	230.666
Formación Bruta de Capital Fijo	230.666
Maquinaria, equipos y otros bienes muebles	230.666
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0450

Fundación Compañía Nacional de Danza

FUNDACIÓN COMPAÑÍA NACIONAL DE DANZA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Compañía Nacional de Danza, fue creada según decreto No. 4.264 de fecha 10 de mayo de 2006, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela No. 38.373, como ente adscrito al Ministerio del Poder Popular para la Cultura y bajo la coordinación de la plataforma del Instituto de las Artes Escénicas y Musicales.

La actividad Principal de la Fundación es proyectar, difundir y fomentar la danza a nivel nacional e internacional, desarrollando de manera integral programas y actividades culturales dentro y fuera del país, en un proceso que contempla la participación democrática de los actores del quehacer dancístico nacional y la comunidad, ejecutando con alta productividad, excelencia e integración hacia el desarrollo social del país, promoviendo la danza en todas sus modalidades desde el conjunto de las distintas danzas tradicionales, populares e indígenas, hasta la clásica y contemporánea a nivel nacional e internacional, como declaración de pluralidad y diversidad cultural.

Para el logro de las metas planteadas en el año 2010, la Fundación cuenta con los siguientes recursos Bs. 10.270.150 desagregados en Transferencias y Donaciones de la República por Bs. 10.152.009 y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 118.141.

La Fundación con la ejecución del presupuesto estima arrojar un desahorro en su cuenta corriente de Bs. 78.141 y un equilibrio como resultado financiero en su cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.152.009**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.152.009
Del sector público	10.152.009
Transferencias corrientes internas recibidas del sector público	10.152.009
De la República	10.152.009
INGRESOS DE CAPITAL	**118.141**
RECURSOS PROPIOS DE CAPITAL	**118.141**
Incremento de la depreciación y amortización acumuladas	118.141
TOTAL RECURSOS	**10.270.150**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**10.230.150**
GASTOS DE CONSUMO	10.230.150
Remuneraciones	8.608.268
Sueldos, salarios y otras retribuciones	2.695.875
Beneficios y complementos de sueldos y salarios	2.831.251
Aportes patronales	526.888
Prestaciones sociales y otras indemnizaciones	728.018
Asistencia socioeconómica	1.330.348
Otros gastos de personal	495.888
Compra de Bienes y servicios	1.503.741
Bienes de consumo	321.006
Servicios no personales	1.182.735
Depreciación y amortización	118.141
GASTOS DE CAPITAL	**40.000**
INVERSIÓN REAL DIRECTA	**40.000**
Formación Bruta de Capital Fijo	40.000
Maquinaria, equipos y otros bienes muebles	40.000
TOTAL GASTOS	**10.270.150**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
107455	Promoción y Difusión de la Danza a Nivel Nacional e Internacional	Evento			92		7.227.543			7.227.543
	TOTAL						**7.227.543**			**7.227.543**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.394.495			2.394.495
02	Gestión Administrativa		529.971		118.141	648.112
	TOTAL		**2.924.466**		**118.141**	**3.042.607**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**46**	**31**	**23**	**100**	**1.477.875**	**48.000**	**1.525.875**
Directivo	9	7	8	24	442.410		442.410
Profesional y Técnico	36	22	15	73	994.665	48.000	1.042.665
Obrero	1	2		3	40.800		40.800
Personal Contratado	**1**		**3**	**4**	**1.218.000**		**1.218.000**
Personal Administrativo	1		3	4	1.218.000		1.218.000
TOTAL	**47**	**31**	**26**	**104**	**2.695.875**	**48.000**	**2.743.875**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	8.608.268
4.02	Materiales, suministros y mercancías	321.006
4.03	Servicios no personales	1.182.735
4.04	Activos reales	40.000
4.08	Otros gastos	118.141
	TOTAL	**10.270.150**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.152.009**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.152.009
Del sector público	10.152.009
Transferencias corrientes internas recibidas del sector público	10.152.009
De la República	10.152.009
Recursos Ordinarios	10.152.009
B. GASTOS CORRIENTES	**10.230.150**
GASTOS DE CONSUMO	10.230.150
Remuneraciones	8.608.268
Sueldos, salarios y otras retribuciones	2.695.875
Beneficios y complementos de sueldos y salarios	2.831.251
Aportes patronales	526.888
Prestaciones sociales y otras indemnizaciones	728.018
Asistencia socioeconómica	1.330.348
Otros gastos de personal	495.888
Compra de Bienes y servicios	1.503.741
Bienes de consumo	321.006
Servicios no personales	1.182.735
Depreciación y amortización	118.141
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(78.141)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**40.000**
RECURSOS PROPIOS DE CAPITAL	40.000
Ahorro/ Desahorro en Cuenta Corriente	(78.141)
Incremento de la depreciación y amortización acumuladas	118.141
B. GASTOS DE CAPITAL	**40.000**
INVERSIÓN REAL DIRECTA	40.000
Formación Bruta de Capital Fijo	40.000
Maquinaria, equipos y otros bienes muebles	40.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0451
Fundación Villa del Cine

FUNDACIÓN VILLA DEL CINE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Villa del Cine, fue creada mediante el Decreto N° 4.266, de fecha 06/02/06, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.373, de fecha 06/02/06, por disposición del Ciudadano Presidente de la República en Consejo de Ministros. La Fundación Villa del Cine se establece como ente adscrito al Ministerio del Poder Popular para la Cultura, cuya Acta Constitutiva y Estatutos Sociales se publicaron en Gaceta Oficial N° 38.433 de fecha 10 de mayo de 2006, levantándose como un proyecto estratégico con el cual se busca impulsar, desarrollar y consolidar la industria cinematográfica nacional.

La Fundación Villa del Cine, es una productora de cine para la cual el Estado venezolano establece un sistema de producción y postproducción eficiente y racional que estará abocada al fomento de actividades para realizar obras de interés social y cultural de alta factura que promuevan los valores establecidos en la Constitución de la República Bolivariana de Venezuela.

El Presupuesto de esta Fundación cuenta con los siguientes recursos por Bs. 34.745.019 desagregados en Transferencias y Donaciones de la República por Bs. 29.383.200, Disminución de Caja y Banco por Bs. 3.832.849 y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 1.528.970.

La Fundación con la ejecución del presupuesto obtendrá un ahorro en su cuenta corriente de Bs. 2.921.756 y un resultado financiero equilibrado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**29.383.200**
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.383.200
Del sector público	29.383.200
Transferencias corrientes internas recibidas del sector público	29.383.200
De la República	29.383.200
INGRESOS DE CAPITAL	**1.528.970**
RECURSOS PROPIOS DE CAPITAL	**1.528.970**
Incremento de la depreciación y amortización acumuladas	1.528.970
FUENTES DE FINANCIAMIENTO	**3.832.849**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**3.832.849**
Disminución de otros activos financieros	3.832.849
Disminución de disponibilidades	3.832.849
Disminución de Bancos	3.832.849
TOTAL RECURSOS	**34.745.019**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**26.461.444**
GASTOS DE CONSUMO	26.441.444
Remuneraciones	19.088.538
Sueldos, salarios y otras retribuciones	4.760.674
Beneficios y complementos de sueldos y salarios	7.251.927
Aportes patronales	780.680
Prestaciones sociales y otras indemnizaciones	1.407.781
Asistencia socioeconómica	4.887.476
Compra de Bienes y servicios	5.823.936
Bienes de consumo	1.591.428
Servicios no personales	4.232.508
Depreciación y amortización	1.528.970
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	5.000
Donaciones a instituciones sin fines de lucro	15.000
GASTOS DE CAPITAL	**4.450.726**
INVERSION REAL DIRECTA	**4.450.726**
Formación Bruta de Capital Fijo	1.451.441
Edificios e instalaciones	1.357.571
Maquinaria, equipos y otros bienes muebles	93.870
Bienes intangibles	2.999.285

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**3.832.849**
DISMINUCION DE PASIVOS	**3.832.849**
Disminución de cuentas y efectos por pagar	2.667.890
Disminución de cuentas y efectos por pagar a corto plazo	2.402.569
Disminución de sueldos, salarios y otras remuneraciones por pagar	460.000
Disminución de aportes patronales y retenciones laborales por pagar	423.341
Disminución cuentas por pagar a proveedores a corto plazo	608.998
Disminución cuentas por pagar a contratistas a corto plazo	910.230
Disminución de otras cuentas y efectos por pagar	265.321
Disminución de otras cuentas por pagar a corto plazo	265.321
Disminución de provisiones	1.070.793
Disminución de provisiones para beneficios sociales	1.070.793
Disminución de fondos de terceros	94.166
Disminución de otros fondos de terceros	94.166
TOTAL GASTOS	**34.745.019**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107322	Producción Cinematográfica	Coproducción			17		19.017.229			19.017.229
107789	Infraestructura y Equipamiento Cinematográfico	Sede			1		1.551.011			1.551.011
	TOTAL						20.568.240			20.568.240

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.818.454			7.818.454
02	Gestión Administrativa		996.506		5.361.819	6.358.325
	TOTAL		8.814.960		5.361.819	14.176.779

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**60**	**57**	**20**	**137**	**2.146.249**		**2.146.249**
Directivo	10	6	3	19	340.157		340.157
Profesional y Técnico	33	18	9	60	966.227		966.227
Personal Administrativo	17	13	7	37	536.193		536.193
Obrero		20	1	21	303.672		303.672
Personal Contratado	**9**	**33**	**108**	**150**	**2.422.830**		**2.422.830**
Profesional y Técnico	9	33	108	150	2.422.830		2.422.830
TOTAL	**69**	**90**	**128**	**287**	**4.569.079**		**4.569.079**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	19.088.538
4.02	Materiales, suministros y mercancías	1.591.428
4.03	Servicios no personales	4.232.508
4.04	Activos reales	4.450.726
4.07	Transferencias y donaciones	20.000
4.08	Otros gastos	1.528.970
4.11	Disminución de pasivos	3.832.849
	TOTAL	**34.745.019**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**29.383.200**
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.383.200
Del sector público	29.383.200
Transferencias corrientes internas recibidas del sector público	29.383.200
De la República	29.383.200
Recursos Ordinarios	29.383.200
B. GASTOS CORRIENTES	**26.461.444**
GASTOS DE CONSUMO	26.441.444
Remuneraciones	19.088.538
Sueldos, salarios y otras retribuciones	4.760.674
Beneficios y complementos de sueldos y salarios	7.251.927
Aportes patronales	780.680
Prestaciones sociales y otras indemnizaciones	1.407.781
Asistencia socioeconómica	4.887.476
Compra de Bienes y servicios	5.823.936
Bienes de consumo	1.591.428
Servicios no personales	4.232.508
Depreciación y amortización	1.528.970
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	5.000
Donaciones a instituciones sin fines de lucro	15.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.921.756**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**4.450.726**
RECURSOS PROPIOS DE CAPITAL	4.450.726
Ahorro/ Desahorro en Cuenta Corriente	2.921.756
Incremento de la depreciación y amortización acumuladas	1.528.970
B. GASTOS DE CAPITAL	**4.450.726**
INVERSIÓN REAL DIRECTA	4.450.726
Formación Bruta de Capital Fijo	1.451.441
Edificios e instalaciones	1.357.571
Maquinaria, equipos y otros bienes muebles	93.870
Bienes intangibles	2.999.285
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**3.832.849**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	3.832.849
Disminución de otros activos financieros	3.832.849
Disminución de disponibilidades	3.832.849
Disminución de Bancos	3.832.849

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**3.832.849**
DISMINUCION DE PASIVOS	3.832.849
Disminución de cuentas y efectos por pagar	2.667.890
Disminución de cuentas y efectos por pagar a corto plazo	2.402.569
Disminución de sueldos, salarios y otras remuneraciones por pagar	460.000
Disminución de aportes patronales y retenciones laborales por pagar	423.341
Disminución cuentas por pagar a proveedores a corto plazo	608.998
Disminución cuentas por pagar a contratistas a corto plazo	910.230
Disminución de otras cuentas y efectos por pagar	265.321
Disminución de otras cuentas por pagar a corto plazo	265.321
Disminución de otros pasivos	1.164.959
Disminución de provisiones y reservas técnicas	1.070.793
Disminución de provisiones	1.070.793
Disminución de provisiones para beneficios sociales	1.070.793
Disminución de fondos de terceros	94.166
Disminución de otros fondos de terceros	94.166

A0452
Fundación Misión Cultura

FUNDACIÓN MISIÓN CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Cultura fue creada mediante el decreto Nº 4.396 de fecha 27 de marzo del 2006 y publicada en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.406.

La Fundación nace para contribuir con la construcción de una sociedad democrática y participativa, sin exclusión social, con una visión cultural que refuerce la identidad nacional, sustentado en la diversidad étnica y pluricultural y tiene por objeto realizar todas aquellas actividades destinadas a propiciar el estudio, el fomento, la formación, la investigación, el análisis y la difusión en materia de cultura, en sus distintas manifestaciones, lo cual servirá de base para rescatar, recrear, instruir y reforzar la identidad nacional e ideológica, la cultura autóctona en pro del desarrollo del país y promover la integración de la cultura latinoamericana. Asimismo fortalecer las organizaciones populares en redes.

El Presupuesto de esta Fundación cuenta con recursos por Bs. 54.973.008 desagregados en Transferencias y Donaciones de la República por Bs. 54.283.008, y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 690.000.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**54.283.008**
TRANSFERENCIAS Y DONACIONES CORRIENTES	54.283.008
Del sector público	54.283.008
Transferencias corrientes internas recibidas del sector público	54.283.008
De la República	54.283.008
INGRESOS DE CAPITAL	**690.000**
RECURSOS PROPIOS DE CAPITAL	**690.000**
Incremento de la depreciación y amortización acumuladas	690.000
TOTAL RECURSOS	**54.973.008**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**54.973.008**
GASTOS DE CONSUMO	54.973.008
Remuneraciones	53.587.527
Sueldos, salarios y otras retribuciones	16.460.695
Beneficios y complementos de sueldos y salarios	18.575.029
Aportes patronales	2.812.984
Prestaciones sociales y otras indemnizaciones	4.524.630
Asistencia socioeconómica	11.214.189
Compra de Bienes y servicios	642.281
Bienes de consumo	160.000
Servicios no personales	482.281
Impuestos indirectos	53.200
Depreciación y amortización	690.000
TOTAL GASTOS	**54.973.008**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107475	Formación de Activadores Culturales e Indígenas para construir Cultura e Identidad Nacional.	Estudiante			42.388		36.902.372			36.902.372
TOTAL							**36.902.372**			**36.902.372**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		17.380.636			17.380.636
02	Gestión Administrativa				690.000	690.000
TOTAL			**17.380.636**		**690.000**	**18.070.636**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**309**	**280**		**589**	**10.996.290**	**1.609.753**	**12.606.043**
Directivo	74	61		135	4.006.755		4.006.755
Profesional y Técnico	28	24		52	1.521.366	449.137	1.970.503
Personal Administrativo	64	54		118	907.767	245.448	1.153.215
Personal Docente	141	118		259	4.215.308	913.368	5.128.676
Obrero	2	23		25	345.094	1.800	346.894
Personal Contratado	**80**	**66**		**146**	**5.464.405**		**5.464.405**
Profesional y Técnico	80	66		146	5.464.405		5.464.405
TOTAL	**389**	**346**		**735**	**16.460.695**	**1.609.753**	**18.070.448**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	53.587.527
4.02	Materiales, suministros y mercancías	160.000
4.03	Servicios no personales	535.481
4.08	Otros gastos	690.000
	TOTAL	**54.973.008**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**54.283.008**
TRANSFERENCIAS Y DONACIONES CORRIENTES	54.283.008
Del sector público	54.283.008
Transferencias corrientes internas recibidas del sector público	54.283.008
De la República	54.283.008
Recursos Ordinarios	54.283.008
B. GASTOS CORRIENTES	**54.973.008**
GASTOS DE CONSUMO	54.973.008
Remuneraciones	53.587.527
Sueldos, salarios y otras retribuciones	16.460.695
Beneficios y complementos de sueldos y salarios	18.575.029
Aportes patronales	2.812.984
Prestaciones sociales y otras indemnizaciones	4.524.630
Asistencia socioeconómica	11.214.189
Compra de Bienes y servicios	642.281
Bienes de consumo	160.000
Servicios no personales	482.281
Impuestos indirectos	53.200
Depreciación y amortización	690.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(690.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(690.000)
Incremento de la depreciación y amortización acumuladas	690.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**0**

A0453
Fundación Editorial
El Perro y La Rana

FUNDACIÓN EDITORIAL EL PERRO Y LA RANA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Dada la necesidad de tener al libro, a la lectura y a la escritura como instrumentos de la refundación de Venezuela como país atento, ducho, consciente de su lugar en el mundo y de los lazos que lo unen a la tierra y a los hombres que sueñan con una vida mejor, más digna, más justa y placentera, el Ejecutivo, autorizó la creación de la Fundación Editorial el Perro y la Rana; según Decreto N° 4.265 publicado en Gaceta Oficial N° 38.373 de fecha 6 de Febrero de 2006.

La Fundación, tiene como misión realizar publicaciones masivas de libros de calidad y a bajos costos, que promuevan la lectura y la escritura en el pueblo venezolano, por medio de una serie de colecciones las cuales serán difundidas y distribuidas en el ámbito nacional e internacional, aunado a la visión de ser una organización editorial del Estado, que contribuya al desarrollo cultural de Venezuela, implementando las políticas educativas, sociales, económicas y culturales del Gobierno Bolivariano permitiendo el rescate e identificación con nuestras tradiciones y costumbres para lograr así, el progresivo desarrollo del país con una eficiente administración de los recursos provenientes del Ejecutivo Nacional.

Para el logro de las metas planteadas en el año 2010, la Fundación cuenta con los siguientes recursos por Bs. 12.169.822 desagregados en Transferencias y Donaciones de la República por Bs. 11.061.783, Ingresos por Actividades Propias por Bs. 121.837, Disminución de Caja y Banco por Bs. 926.202 y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 60.000.

La Fundación con la ejecución del presupuesto estima arrojar un ahorro en su cuenta corriente de Bs. 369.052 y un déficit como resultado financiero en su cuenta capital, el cual se financiará con disminución de caja y banco.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**11.183.620**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	121.837
Venta de bienes	121.837
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.061.783
Del sector público	11.061.783
Transferencias corrientes internas recibidas del sector público	11.061.783
De la República	11.061.783
INGRESOS DE CAPITAL	**60.000**
RECURSOS PROPIOS DE CAPITAL	**60.000**
Incremento de la depreciación y amortización acumuladas	60.000
FUENTES DE FINANCIAMIENTO	**926.202**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**926.202**
Disminución de otros activos financieros	926.202
Disminución de disponibilidades	926.202
Disminución de Bancos	926.202
TOTAL RECURSOS	**12.169.822**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**11.552.672**
GASTOS DE CONSUMO	11.552.672
Remuneraciones	9.177.051
Sueldos, salarios y otras retribuciones	3.886.728
Beneficios y complementos de sueldos y salarios	2.636.080
Aportes patronales	489.307
Prestaciones sociales y otras indemnizaciones	700.994
Asistencia socioeconómica	1.463.942
Compra de Bienes y servicios	2.315.621
Bienes de consumo	644.984
Servicios no personales	1.670.637
Depreciación y amortización	60.000
GASTOS DE CAPITAL	**503.000**
INVERSIÓN REAL DIRECTA	**503.000**
Formación Bruta de Capital Fijo	503.000
Maquinaria, equipos y otros bienes muebles	503.000
APLICACIONES FINANCIERAS	**114.150**
DISMINUCION DE PASIVOS	**114.150**
Disminución de cuentas y efectos por pagar	114.150
Disminución de cuentas y efectos por pagar a corto plazo	114.150
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	64.150
TOTAL GASTOS	**12.169.822**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107420	Edición y Producción de Títulos y Revistas	Arte Final			828	775.627	7.743.248			8.518.875
TOTAL						**775.627**	**7.743.248**			**8.518.875**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	172.412	2.944.685			3.117.097
02	Gestión Administrativa	100.000	373.850		60.000	533.850
TOTAL		**272.412**	**3.318.535**		**60.000**	**3.650.947**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**46**	**31**	**76**	**153**	**2.626.530**	**92.266**	**2.718.796**
Directivo	12	10	9	31	582.358		582.358
Profesional y Técnico	28	16	58	102	1.767.972	76.330	1.844.302
Personal Administrativo	6	2	8	16	223.206	11.460	234.666
Obrero		3	1	4	52.994	4.476	57.470
Personal Contratado	**3**	**23**		**26**	**406.140**		**406.140**
Profesional y Técnico	3	23		26	406.140		406.140
TOTAL	**49**	**54**	**76**	**179**	**3.032.670**	**92.266**	**3.124.936**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	9.177.051
4.02	Materiales, suministros y mercancías	644.984
4.03	Servicios no personales	1.670.637
4.04	Activos reales	503.000
4.08	Otros gastos	60.000
4.11	Disminución de pasivos	114.150
	TOTAL	**12.169.822**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**11.183.620**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.061.783
Del sector público	11.061.783
Transferencias corrientes internas recibidas del sector público	11.061.783
De la República	11.061.783
Recursos Ordinarios	11.061.783
Ingresos por la venta de bienes y servicios de la administración pública	121.837
Venta de bienes	121.837
B. GASTOS CORRIENTES	**11.552.672**
GASTOS DE CONSUMO	11.552.672
Remuneraciones	9.177.051
Sueldos, salarios y otras retribuciones	3.886.728
Beneficios y complementos de sueldos y salarios	2.636.080
Aportes patronales	489.307
Prestaciones sociales y otras indemnizaciones	700.994
Asistencia socioeconómica	1.463.942
Compra de Bienes y servicios	2.315.621
Bienes de consumo	644.984
Servicios no personales	1.670.637
Depreciación y amortización	60.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(369.052)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(309.052)**
RECURSOS PROPIOS DE CAPITAL	(309.052)
Ahorro/ Desahorro en Cuenta Corriente	(369.052)
Incremento de la depreciación y amortización acumuladas	60.000
B. GASTOS DE CAPITAL	**503.000**
INVERSIÓN REAL DIRECTA	503.000
Formación Bruta de Capital Fijo	503.000
Maquinaria, equipos y otros bienes muebles	503.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(812.052)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**926.202**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	926.202
Disminución de otros activos financieros	926.202
Disminución de disponibilidades	926.202
Disminución de Bancos	926.202
B. APLICACIONES FINANCIERAS	**926.202**
DISMINUCIÓN DE PASIVOS	114.150
Disminución de cuentas y efectos por pagar	114.150
Disminución de cuentas y efectos por pagar a corto plazo	114.150
Disminución de aportes patronales y retenciones laborales por pagar	50.000
Disminución cuentas por pagar a proveedores a corto plazo	64.150
DÉFICIT FINANCIERO	812.052

A0454
Fundación Distribuidora Nacional
de Cine, Amazonía Films

FUNDACIÓN DISTRIBUIDORA NACIONAL DE CINE, AMAZONÍA FILMS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Distribuidora Nacional de Cine, Amazonía Films fue creada con el objeto de promover e impulsar la distribución de películas y materiales audiovisuales tanto a nivel nacional como internacional y busca fomentar la diversidad y calidad de la oferta fílmica disponible en Venezuela, teniendo como norte la facilitación de su acceso al disfrute del pueblo venezolano, el intercambio cultural y la elevación de los niveles de conciencia critica y de cultura cinematográfica de la colectividad nacional. Asimismo, Amazonia Films busca proyectar las obras audiovisuales venezolanas, razón por la cual la Distribuidora tiene como objetivo para el ejercicio fiscal 2010 ejecutar tres proyectos que la distinguen como la única fundación que se caracteriza por este tipo de trabajo.

Para el logro de las metas planteadas la Fundación cuenta con los siguientes recursos por Bs. 6.618.660 desagregados en Transferencias y Donaciones de la República por Bs. 6.018.660, Ingresos por Actividades Propias por Bs. 400.000 y Recursos de Capital (Incremento de la Depreciación y Amortización Acumulada) por Bs. 200.000

El Resultado económico y financiero de la Fundación presenta un ahorro de Bs. 150.000 y un equilibrio en la cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**6.418.660**
INGRESOS DE OPERACIÓN	400.000
Otros ingresos de operación	400.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.018.660
Del sector público	6.018.660
Transferencias corrientes internas recibidas del sector público	6.018.660
De la República	6.018.660
INGRESOS DE CAPITAL	**200.000**
RECURSOS PROPIOS DE CAPITAL	**200.000**
Incremento de la depreciación y amortización acumuladas	200.000
TOTAL RECURSOS	**6.618.660**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.268.660**
GASTOS DE CONSUMO	6.168.660
Remuneraciones	3.534.395
Sueldos, salarios y otras retribuciones	759.692
Beneficios y complementos de sueldos y salarios	1.582.535
Aportes patronales	214.213
Prestaciones sociales y otras indemnizaciones	326.420
Asistencia socioeconómica	651.535
Compra de Bienes y servicios	2.434.265
Bienes de consumo	184.879
Servicios no personales	2.249.386
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
GASTOS DE CAPITAL	**350.000**
INVERSION REAL DIRECTA	**350.000**
Formación Bruta de Capital Fijo	50.000
Maquinaria, equipos y otros bienes muebles	50.000
Bienes intangibles	300.000
TOTAL GASTOS	**6.618.660**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107314	Diversificación de la Oferta Fílmica en Venezuela y Distribución de Obras Audiovisuales Nacionales en el Exterior	Película			255	400.000	2.057.656			2.457.656
107334	Distribución Social de Películas en DVD´s	Película			25.000		568.151			568.151
107367	Festivales de Cine y Vídeo	Festival			1		1.065.346			1.065.346
	TOTAL					**400.000**	**3.691.153**			**4.091.153**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.057.628			2.057.628
02	Gestión Administrativa		269.879		200.000	469.879
	TOTAL		**2.327.507**		**200.000**	**2.527.507**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**19**	**2**	**37**	**579.692**	**24.624**	**604.316**
Directivo	9	10	2	21	366.802		366.802
Profesional y Técnico	5	7		12	166.450	24.624	191.074
Obrero	2	2		4	46.440		46.440
Personal Contratado	**1**			**1**	**180.000**		**180.000**
Profesional y Técnico	1			1	180.000		180.000
TOTAL	**17**	**19**	**2**	**38**	**759.692**	**24.624**	**784.316**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.534.395
4.02	Materiales, suministros y mercancías	184.879
4.03	Servicios no personales	2.249.386
4.04	Activos reales	350.000
4.07	Transferencias y donaciones	100.000
4.08	Otros gastos	200.000
	TOTAL	**6.618.660**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**6.418.660**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.018.660
Del sector público	6.018.660
Transferencias corrientes internas recibidas del sector público	6.018.660
De la República	6.018.660
Recursos Ordinarios	6.018.660
INGRESOS DE OPERACION	400.000
Otros ingresos de operación	400.000
B. GASTOS CORRIENTES	**6.268.660**
GASTOS DE CONSUMO	6.168.660
Remuneraciones	3.534.395
Sueldos, salarios y otras retribuciones	759.692
Beneficios y complementos de sueldos y salarios	1.582.535
Aportes patronales	214.213
Prestaciones sociales y otras indemnizaciones	326.420
Asistencia socioeconómica	651.535
Compra de Bienes y servicios	2.434.265
Bienes de consumo	184.879
Servicios no personales	2.249.386
Depreciación y amortización	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	100.000
Al sector privado	100.000
Donaciones corrientes al sector privado	100.000
Donaciones a personas	100.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**150.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**350.000**
RECURSOS PROPIOS DE CAPITAL	350.000
Ahorro/ Desahorro en Cuenta Corriente	150.000
Incremento de la depreciación y amortización acumuladas	200.000
B. GASTOS DE CAPITAL	**350.000**
INVERSIÓN REAL DIRECTA	350.000
Formación Bruta de Capital Fijo	50.000
Maquinaria, equipos y otros bienes muebles	50.000
Bienes intangibles	300.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0459
Fundación Red de Arte

FUNDACIÓN RED DE ARTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Red de Arte, es una Institución del Ministerio del Poder Popular para la Cultura cuyo objetivo es representar y promocionar la producción de bienes culturales producidos por los creadores artísticos de las diferentes regiones del país; contribuyendo a impulsar la valoración, proyección y consolidación del sentido de permanencia, identidad y de preservación de los valores y desarrollar estrategias de formación artística, desde el punto de vista de sus capacidades y potenciales creadoras, así como garantizar la participación del talento artístico en el mercado nacional, mediante la creación de espacios para la comercialización de la producción de los bienes culturales.

Para el año 2010, el Ente prevé alcanzar las siguientes metas: realizar una (1) feria dentro del Proyecto "Feria Internacional de Arte Textil" y preparar 1.130 eventos a través del Proyecto "Fortalecimiento y Ampliación de la Red de Tiendas y Galerías".

Para el logro de las metas, el ente dispone de un financiamiento de Bs. 9.565.845, de los cuales Bs. 8.828.095 (92,3%) corresponden a Transferencias del Ejecutivo Nacional, ingresos de operación Bs. 700.000 (7,3%) y Bs. 37.750 (0,4%) a recursos de capital (Depreciación y Amortización).

La totalidad de los recursos antes indicados, financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 9.477.093 (99,1%) e inversión en activos fijos Bs. 88.752 (0,9%).

El presupuesto está distribuido en Proyectos por Bs. 6.958.772 y Acciones Centralizadas por Bs. 2.607.073.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**9.528.095**
INGRESOS DE OPERACIÓN	700.000
Otros ingresos de operación	700.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.828.095
Del sector público	8.828.095
Transferencias corrientes internas recibidas del sector público	8.828.095
De la República	8.828.095
INGRESOS DE CAPITAL	**37.750**
RECURSOS PROPIOS DE CAPITAL	**37.750**
Incremento de la depreciación y amortización acumuladas	37.750
TOTAL RECURSOS	**9.565.845**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**9.477.093**
GASTOS DE CONSUMO	9.477.093
Remuneraciones	6.258.153
Sueldos, salarios y otras retribuciones	1.364.079
Beneficios y complementos de sueldos y salarios	3.282.921
Aportes patronales	240.963
Prestaciones sociales y otras indemnizaciones	497.942
Asistencia socioeconómica	845.688
Otros gastos de personal	26.560
Compra de Bienes y servicios	3.181.190
Bienes de consumo	1.660.627
Servicios no personales	1.520.563
Depreciación y amortización	37.750
GASTOS DE CAPITAL	**88.752**
INVERSION REAL DIRECTA	**88.752**
Formación Bruta de Capital Fijo	88.752
Edificios e instalaciones	20.000
Maquinaria, equipos y otros bienes muebles	68.752
TOTAL GASTOS	**9.565.845**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107425	Feria Internacional de Arte Textil	Feria			1	100.000	400.000			500.000
107526	Fortalecimiento y Ampliación de la Red de Tiendas y Galerías	Evento			1.130	600.000	5.858.772			6.458.772
	TOTAL					700.000	6.258.772			6.958.772

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.064.058			2.064.058
02	Gestión Administrativa		505.265		37.750	543.015
	TOTAL		2.569.323		37.750	2.607.073

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**47**	**54**	**13**	**114**	**1.215.387**		**1.215.387**
Directivo	7	6	3	16	168.466		168.466
Profesional y Técnico	35	40	10	85	894.974		894.974
Personal Administrativo	3			3	31.587		31.587
Obrero	2	8		10	120.360		120.360
Personal Contratado			**13**	**13**	**148.692**		**148.692**
Profesional y Técnico			13	13	148.692		148.692
TOTAL	**47**	**54**	**26**	**127**	**1.364.079**		**1.364.079**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.258.153
4.02	Materiales, suministros y mercancías	1.660.627
4.03	Servicios no personales	1.520.563
4.04	Activos reales	88.752
4.08	Otros gastos	37.750
	TOTAL	**9.565.845**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**9.528.095**
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.828.095
Del sector público	8.828.095
Transferencias corrientes internas recibidas del sector público	8.828.095
De la República	8.828.095
Recursos Ordinarios	8.828.095
INGRESOS DE OPERACION	700.000
Otros ingresos de operación	700.000
B. GASTOS CORRIENTES	**9.477.093**
GASTOS DE CONSUMO	9.477.093
Remuneraciones	6.258.153
Sueldos, salarios y otras retribuciones	1.364.079
Beneficios y complementos de sueldos y salarios	3.282.921
Aportes patronales	240.963
Prestaciones sociales y otras indemnizaciones	497.942
Asistencia socioeconómica	845.688
Otros gastos de personal	26.560
Compra de Bienes y servicios	3.181.190
Bienes de consumo	1.660.627
Servicios no personales	1.520.563
Depreciación y amortización	37.750
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**51.002**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**88.752**
RECURSOS PROPIOS DE CAPITAL	88.752
Ahorro/ Desahorro en Cuenta Corriente	51.002
Incremento de la depreciación y amortización acumuladas	37.750
B. GASTOS DE CAPITAL	**88.752**
INVERSIÓN REAL DIRECTA	88.752
Formación Bruta de Capital Fijo	88.752
Edificios e instalaciones	20.000
Maquinaria, equipos y otros bienes muebles	68.752
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0462

Fundación Imprenta de la Cultura

FUNDACIÓN IMPRENTA DE LA CULTURA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación fue constituida mediante Decreto N° 5.061, emanado de la Presidencia de la República Bolivariana de Venezuela, en fecha 18 de Diciembre de 2006, publicada en Gaceta Oficial N° 38.587 de fecha 19 de Diciembre de 2006.

Su misión es garantizar la soberanía editorial y el acceso al conocimiento, mediante la impresión grafica, estimulando la ejecución de procesos eficientes y racionales que permitan impulsar un cambio cultural, enalteciendo la grandeza de nuestros valores, orientando esfuerzos al rescate de la identidad Nacional, en los distintos ámbitos de la cultura y en aras de lograr una mejor calidad de vida de los venezolanos y venezolanas.

La Fundación para el año 2010, formuló dos (2) Proyectos: "Impresión masiva de libros, revistas, y otros medios de publicación cultural" y "Formación técnica y moral del recurso humano y generación de investigaciones para el desarrollo de la materia prima para la imprenta", con los cuales prevé publicar 32.440.439 libros y dictar 4 programas de formación técnica y moral de recursos humanos.

Para el logro de su meta dispone de un financiamiento de Bs. 31.823.537, de los cuales Bs. 19.819.486 (62,3%), corresponden a transferencias del Ejecutivo Nacional, Bs. 12.000.000 (37,6%) a ingresos por concepto de venta de servicios y Bs. 4.051 (0,1%) provenientes de la reserva de depreciación.

Los recursos antes citados financiarán una estructura presupuestaria, constituida por gastos corrientes de Bs. 31.693.537 (99,6%) e inversión en activos fijos por Bs. 130.000 (0,4%).

El total del presupuesto está distribuido de la siguiente manera: Proyectos Bs. 27.099.403 y Acciones Centralizadas Bs. 4.724.134.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**31.819.486**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	12.000.000
Venta de servicios	12.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.819.486
Del sector público	19.819.486
Transferencias corrientes internas recibidas del sector público	19.819.486
De la República	19.819.486
INGRESOS DE CAPITAL	**4.051**
RECURSOS PROPIOS DE CAPITAL	**4.051**
Incremento de la depreciación y amortización acumuladas	4.051
TOTAL RECURSOS	**31.823.537**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**31.693.537**
GASTOS DE CONSUMO	31.493.537
Remuneraciones	16.762.309
Sueldos, salarios y otras retribuciones	3.491.904
Beneficios y complementos de sueldos y salarios	6.557.346
Aportes patronales	589.122
Prestaciones sociales y otras indemnizaciones	1.246.379
Asistencia socioeconómica	4.877.558
Compra de Bienes y servicios	14.727.177
Bienes de consumo	7.259.322
Servicios no personales	7.467.855
Depreciación y amortización	4.051
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.000
Al sector privado	200.000
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
GASTOS DE CAPITAL	**130.000**
INVERSION REAL DIRECTA	**130.000**
Formación Bruta de Capital Fijo	115.000
Maquinaria, equipos y otros bienes muebles	115.000
Bienes intangibles	15.000
TOTAL GASTOS	**31.823.537**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107480	Formación Técnica y moral del Recurso Humano y Generación de Investigaciones para el Desarrollo de la Materia prima para la Imprenta	Programa			4		645.096			645.096
107490	Impresión Masiva de Libros, Revistas y Otros Medios de Publicación Cultural	Ejemplar			32.440.439	12.000.000	14.454.307			26.454.307
TOTAL						12.000.000	15.099.403			27.099.403

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.686.625			3.686.625
02	Gestión Administrativa		1.033.458		4.051	1.037.509
TOTAL			4.720.083		4.051	4.724.134

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**67**	**113**	**36**	**216**	**3.298.404**	**277.988**	**3.576.392**
Directivo	12	18	2	32	571.837	219.408	791.245
Profesional y Técnico	6	2	4	12	210.120	36.186	246.306
Personal Administrativo	5	3		8	95.354	22.394	117.748
Obrero	44	90	30	164	2.421.093		2.421.093
Personal Contratado		**1**	**2**	**3**	**193.500**		**193.500**
Profesional y Técnico		1	2	3	193.500		193.500
TOTAL	**67**	**114**	**38**	**219**	**3.491.904**	**277.988**	**3.769.892**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	16.762.309
4.02	Materiales, suministros y mercancías	7.259.322
4.03	Servicios no personales	7.467.855
4.04	Activos reales	130.000
4.07	Transferencias y donaciones	200.000
4.08	Otros gastos	4.051
	TOTAL	**31.823.537**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**31.819.486**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.819.486
Del sector público	19.819.486
Transferencias corrientes internas recibidas del sector público	19.819.486
De la República	19.819.486
Recursos Ordinarios	19.819.486
Ingresos por la venta de bienes y servicios de la administración pública	12.000.000
Venta de servicios	12.000.000
B. GASTOS CORRIENTES	**31.693.537**
GASTOS DE CONSUMO	31.493.537
Remuneraciones	16.762.309
Sueldos, salarios y otras retribuciones	3.491.904
Beneficios y complementos de sueldos y salarios	6.557.346
Aportes patronales	589.122
Prestaciones sociales y otras indemnizaciones	1.246.379
Asistencia socioeconómica	4.877.558
Compra de Bienes y servicios	14.727.177
Bienes de consumo	7.259.322
Servicios no personales	7.467.855
Depreciación y amortización	4.051
TRANSFERENCIAS Y DONACIONES CORRIENTES	200.000
Al sector privado	200.000
Donaciones corrientes al sector privado	200.000
Donaciones a personas	200.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**125.949**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**130.000**
RECURSOS PROPIOS DE CAPITAL	130.000
Ahorro/ Desahorro en Cuenta Corriente	125.949
Incremento de la depreciación y amortización acumuladas	4.051
B. GASTOS DE CAPITAL	**130.000**
INVERSIÓN REAL DIRECTA	130.000
Formación Bruta de Capital Fijo	115.000
Maquinaria, equipos y otros bienes muebles	115.000
Bienes intangibles	15.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0469

Fundación Centro Nacional del Disco
(CENDIS)

FUNDACIÓN CENTRO NACIONAL DEL DISCO (CENDIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación tiene como visión ser el instituto a través del cual el Estado venezolano coordine, promueva y ejecute las políticas y lineamientos en materia discográfica, destinados a recuperar, reactivar, afianzar y difundir la identidad cultural del pueblo venezolano mediante la producción y comercialización a nivel nacional e internacional de discos compactos (CD´s), discos versátiles digitales (DVD´s), u otros soportes materiales que contengan obras musicales o audiovisuales.

A fin de cumplir con los objetivos previstos, la Fundación Centro Nacional del Disco (CENDIS), para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 10.905.900, de los cuales Bs. 10.667.400 son Ingresos Corrientes producto de la transferencia del Ejecutivo Nacional e ingresos por venta de servicios; Bs. 105.500 Ingresos de Capital, provenientes del incremento de la depreciación acumulada y Fuentes de Financiamiento Bs. 133.333 por concepto de disminución de bancos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.667.400**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	75.000
Venta de servicios	75.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.592.400
Del sector público	10.592.400
Transferencias corrientes internas recibidas del sector público	10.592.400
De la República	10.592.400
INGRESOS DE CAPITAL	**105.500**
RECURSOS PROPIOS DE CAPITAL	**105.500**
Incremento de la depreciación y amortización acumuladas	105.500
FUENTES DE FINANCIAMIENTO	**133.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**133.000**
Disminución de otros activos financieros	133.000
Disminución de disponibilidades	133.000
Disminución de Bancos	133.000
TOTAL RECURSOS	**10.905.900**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**10.288.900**
GASTOS DE CONSUMO	10.288.900
Remuneraciones	6.524.643
Sueldos, salarios y otras retribuciones	2.395.401
Beneficios y complementos de sueldos y salarios	1.140.472
Aportes patronales	386.901
Prestaciones sociales y otras indemnizaciones	435.533
Asistencia socioeconómica	1.209.840
Otros gastos de personal	956.496
Compra de Bienes y servicios	3.658.757
Bienes de consumo	2.091.957
Servicios no personales	1.566.800
Depreciación y amortización	105.500
GASTOS DE CAPITAL	**484.000**
INVERSION REAL DIRECTA	**484.000**
Formación Bruta de Capital Fijo	484.000
Maquinaria, equipos y otros bienes muebles	484.000
APLICACIONES FINANCIERAS	**133.000**
DISMINUCION DE PASIVOS	**133.000**
Disminución de cuentas y efectos por pagar	133.000
Disminución de cuentas y efectos por pagar a corto plazo	133.000
Disminución de aportes patronales y retenciones laborales por pagar	30.000
Disminución cuentas por pagar a proveedores a corto plazo	93.000
Disminución cuentas por pagar a contratistas a corto plazo	10.000
TOTAL GASTOS	**10.905.900**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107203	Ampliación y Fortalecimiento a la Producción Discográfica de Acción Social, Patrimonial y Artística	Cd Rom			1.200.000	75.000	7.477.175			7.552.175
	TOTAL					**75.000**	**7.477.175**			**7.552.175**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.643.425			2.643.425
02	Gestión Administrativa		471.800		238.500	710.300
	TOTAL		**3.115.225**		**238.500**	**3.353.725**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**22**	**31**	**33**	**86**	**1.399.751**	**77.484**	**1.477.235**
Directivo	13	11	1	25	438.055		438.055
Profesional y Técnico	8	13	25	46	786.616	77.484	864.100
Personal Administrativo	1	1	3	5	58.920		58.920
Obrero		6	4	10	116.160		116.160
Personal Contratado			**20**	**20**	**300.000**		**300.000**
Profesional y Técnico			20	20	300.000		300.000
TOTAL	22	31	53	106	1.699.751	77.484	1.777.235

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.524.643
4.02	Materiales, suministros y mercancías	2.091.957
4.03	Servicios no personales	1.566.800
4.04	Activos reales	484.000
4.08	Otros gastos	105.500
4.11	Disminución de pasivos	133.000
	TOTAL	10.905.900

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.667.400**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.592.400
Del sector público	10.592.400
Transferencias corrientes internas recibidas del sector público	10.592.400
De la República	10.592.400
Recursos Ordinarios	10.592.400
Ingresos por la venta de bienes y servicios de la administración pública	75.000
Venta de servicios	75.000
B. GASTOS CORRIENTES	**10.288.900**
GASTOS DE CONSUMO	10.288.900
Remuneraciones	6.524.643
Sueldos, salarios y otras retribuciones	2.395.401
Beneficios y complementos de sueldos y salarios	1.140.472
Aportes patronales	386.901
Prestaciones sociales y otras indemnizaciones	435.533
Asistencia socioeconómica	1.209.840
Otros gastos de personal	956.496
Compra de Bienes y servicios	3.658.757
Bienes de consumo	2.091.957
Servicios no personales	1.566.800
Depreciación y amortización	105.500
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**378.500**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**484.000**
RECURSOS PROPIOS DE CAPITAL	484.000
Ahorro/ Desahorro en Cuenta Corriente	378.500
Incremento de la depreciación y amortización acumuladas	105.500
B. GASTOS DE CAPITAL	**484.000**
INVERSIÓN REAL DIRECTA	484.000
Formación Bruta de Capital Fijo	484.000
Maquinaria, equipos y otros bienes muebles	484.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**133.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	133.000
Disminución de otros activos financieros	133.000
Disminución de disponibilidades	133.000
Disminución de Bancos	133.000
B. APLICACIONES FINANCIERAS	**133.000**
DISMINUCION DE PASIVOS	133.000
Disminución de cuentas y efectos por pagar	133.000
Disminución de cuentas y efectos por pagar a corto plazo	133.000
Disminución de aportes patronales y retenciones laborales por pagar	30.000
Disminución cuentas por pagar a proveedores a corto plazo	93.000
Disminución cuentas por pagar a contratistas a corto plazo	10.000

A0486
Fundación Centro Nacional
de la Historia

FUNDACIÓN CENTRO NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Centro Nacional de la Historia se creó mediante Decreto N° 5.643 de fecha 17 de octubre de 2007, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.892 del 18 de octubre de 2007 y funciona como una institución sin fines de lucro a partir del año 2009, cuya actividad principal es promover e impulsar la investigación, conocimiento y la difusión de los bienes culturales tangibles e intangibles de carácter histórico para el enriquecimiento cultural y espiritual de los pueblos.

MISIÓN: ejercer la rectoría de las políticas y desarrollar las acciones y actividades del Estado venezolano en lo concerniente al conocimiento, investigación, resguardo y difusión de la historia nacional y la memoria colectiva y el patrimonio histórico del pueblo, garantizando el derecho de las comunidades a participar en el enriquecimiento de los mismos.

VISIÓN: ser la Institución de referencia nacional en el estudio, investigación, resguardo y difusión de la historia de Venezuela propiciando la inclusión del conocimiento histórico en los planes y proyectos del Estado, promoviendo la investigación participativa en función de la construcción colectiva de los saberes historiográficos.

El presupuesto del Ente para el ejercicio fiscal 2010 se estima en CATORCE MILLONES DOSCIENTOS NOVENTA Y CINCO MIL SEISCIENTOS OCHENTA Y SIETE BOLIVARES (Bs. 14.295.687), el cual será financiado con el Aporte del Ejecutivo Nacional por Bs. 14.076.922, Recursos de Capital por un monto de Bs. 218.765. Desagregados en Bs. 9.969.199 para Proyectos y Bs. 4.326.488 para las Acciones Centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**14.076.922**
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.076.922
Del sector público	14.076.922
Transferencias corrientes internas recibidas del sector público	14.076.922
De la República	14.076.922
INGRESOS DE CAPITAL	**218.765**
RECURSOS PROPIOS DE CAPITAL	**218.765**
Incremento de la depreciación y amortización acumuladas	218.765
TOTAL RECURSOS	**14.295.687**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.295.687**
GASTOS DE CONSUMO	13.738.816
Remuneraciones	13.266.783
Sueldos, salarios y otras retribuciones	2.465.848
Beneficios y complementos de sueldos y salarios	5.717.773
Aportes patronales	683.909
Prestaciones sociales y otras indemnizaciones	1.133.504
Asistencia socioeconómica	3.236.989
Otros gastos de personal	28.760
Compra de Bienes y servicios	253.268
Bienes de consumo	10.241
Servicios no personales	243.027
Depreciación y amortización	218.765
TRANSFERENCIAS Y DONACIONES CORRIENTES	556.871
Al sector privado	556.871
Transferencias corrientes al sector privado	556.871
Directas a personas	556.871
Jubilaciones y otros beneficios asociados	556.871
TOTAL GASTOS	**14.295.687**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107487	Democratización de la Memoria Nacional	Investigación			38		2.205.253			2.205.253
107501	Museos Bolivarianos	Evento			1		7.080.283			7.080.283
107808	Museo Nacional de Historia	Exposición			4		683.663			683.663
	TOTAL						**9.969.199**			**9.969.199**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.521.955			3.521.955
02	Gestión Administrativa		28.897		218.765	247.662
03	Previsión y Protección Social		556.871			556.871
	TOTAL		**4.107.723**		**218.765**	**4.326.488**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**44**	**88**	**2**	**134**	**2.235.076**	**556.159**	**2.791.235**
Directivo	6	6		12	277.734	6.000	283.734
Profesional y Técnico	11	7	2	20	378.310	30.000	408.310
Personal Administrativo	12	8		20	345.708	40.000	385.708
Personal de Investigación	4	3		7	125.100	14.000	139.100
Obrero	11	64		75	1.108.224	466.159	1.574.383
Personal Contratado			**12**	**12**	**230.772**		**230.772**
Directivo			1	1	24.312		24.312
Profesional y Técnico			10	10	182.544		182.544
Personal de Investigación			1	1	23.916		23.916
TOTAL	**44**	**88**	**14**	**146**	**2.465.848**	**556.159**	**3.022.007**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**3**	**5**	**8**	**556.871**
Obreros	3	5	8	556.871
TOTAL	**3**	**5**	**8**	**556.871**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	13.266.783
4.02	Materiales, suministros y mercancías	10.241
4.03	Servicios no personales	243.027
4.07	Transferencias y donaciones	556.871
4.08	Otros gastos	218.765
	TOTAL	**14.295.687**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**14.076.922**
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.076.922
Del sector público	14.076.922
Transferencias corrientes internas recibidas del sector público	14.076.922
De la República	14.076.922
Recursos Ordinarios	14.076.922
B. GASTOS CORRIENTES	**14.295.687**
GASTOS DE CONSUMO	13.738.816
Remuneraciones	13.266.783
Sueldos, salarios y otras retribuciones	2.465.848
Beneficios y complementos de sueldos y salarios	5.717.773
Aportes patronales	683.909
Prestaciones sociales y otras indemnizaciones	1.133.504
Asistencia socioeconómica	3.236.989
Otros gastos de personal	28.760
Compra de Bienes y servicios	253.268
Bienes de consumo	10.241
Servicios no personales	243.027
Depreciación y amortización	218.765
TRANSFERENCIAS Y DONACIONES CORRIENTES	556.871
Al sector privado	556.871
Transferencias corrientes al sector privado	556.871
Directas a personas	556.871
Jubilaciones y otros beneficios asociados	556.871
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(218.765)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**0**
Ahorro/ Desahorro en Cuenta Corriente	(218.765)
Incremento de la depreciación y amortización acumuladas	218.765
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**0**

A0821
Centro Nacional Autónomo
de Cinematografía
(CNAC)

CENTRO NACIONAL AUTÓNOMO DE CINEMATOGRAFÍA (CNAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Centro Nacional Autónomo de Cinematografía (CNAC) presenta el instrumento presupuestario correspondiente al ejercicio económico financiero 2010, a los fines de cubrir las necesidades de la Institución y además de desarrollar las actividades inherentes a sus objetivos fundamentales, en el marco de lo previsto en la Ley de cinematografía nacional; en concordancia con las directrices de los Órganos Contralores, en materia cinematográfica nacional (producción, distribución, exhibición, post producción, comercialización y difusión de obras cinematográficas), En este sentido, los recursos asignados serán aplicados al fomento, producción, desarrollo y financiamiento del cine nacional.

El presupuesto de Gastos e Ingresos del Centro Nacional Autónomo de Cinematografía (CNAC) para el ejercicio 2010 alcanza la cantidad de noventa y seis millones setecientos noventa y seis mil setecientos once bolívares (Bs.96.796.711), la política de gastos se orienta a dar continuidad a la operatividad de la Institución, a través de las acciones centralizadas y tres (3) proyectos.

Los ingresos se distribuyen en: quince millones trescientos dieciocho mil treinta bolívares (Bs. 15.318.030) provenientes de transferencias corrientes internas recibidas del sector publico; setenta y ocho millones novecientos cincuenta mil ciento cuarenta y cinco bolívares (Bs. 78.950.145) recaudados por concepto de contribuciones especiales según la Ley de Cinematografía Nacional; en este rubro se encuentran una cantidad estimada de doscientos mil bolívares (Bs. 200.000) de registro - otras tasas y el saldo de caja 2009 por el orden estimado de dos millones cien mil bolívares (Bs. 2.100.000), y doscientos once mil quinientos treinta y seis bolívares (Bs. 211.536) producto del incremento por depreciación: A fin de ser aplicados en disminución de pasivos u obligaciones pendientes de pago de ejercicios precedentes (disminución de otras cuentas por pagar a corto y largo plazo).

En materia de gastos los mismos alcanza la cantidad de: ochenta y dos millones setenta y siete mil quinientos doce bolívares (Bs. 82.077.512) por concepto de gastos corrientes; un millón doscientos setenta y tres mil quinientos sesenta y tres bolívares (Bs. 1.273.563) en gastos de capital y una suma de trece millones cuatrocientos veintiocho mil seiscientos treinta y seis bolívares (Bs. 13.428.636) de aplicaciones financieras.

Los resultados económicos y financieros, indican un ahorro por el orden de doce millones trescientos noventa mil seiscientos sesenta y tres bolívares (Bs. 12.390.663), en la cuenta corriente y un superávit en la cuenta capital por once millones trescientos veinte y ocho mil seiscientos treinta y seis (Bs. 11.328.636).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**94.468.175**
INGRESOS NO TRIBUTARIOS	79.150.145
Tasas	200.000
Ingresos por contribuciones especiales	78.950.145
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.318.030
Del sector público	15.318.030
Transferencias corrientes internas recibidas del sector público	15.318.030
De la República	15.318.030
INGRESOS DE CAPITAL	**211.536**
RECURSOS PROPIOS DE CAPITAL	**211.536**
Incremento de la depreciación y amortización acumuladas	211.536
FUENTES DE FINANCIAMIENTO	**2.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.100.000**
Disminución de otros activos financieros	2.100.000
Disminución de disponibilidades	2.100.000
Disminución de caja	2.100.000
TOTAL RECURSOS	**96.779.711**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**82.077.512**
GASTOS DE CONSUMO	34.980.333
Remuneraciones	15.322.891
Sueldos, salarios y otras retribuciones	5.541.729
Beneficios y complementos de sueldos y salarios	20.111
Aportes patronales	836.154
Prestaciones sociales y otras indemnizaciones	1.087.952
Asistencia socioeconómica	2.777.594
Otros gastos de personal	5.059.351
Compra de Bienes y servicios	17.431.024
Bienes de consumo	2.599.317
Servicios no personales	14.831.707
Impuestos indirectos	2.014.882
Depreciación y amortización	211.536
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.997.179
Al sector privado	46.997.179
Transferencias corrientes al sector privado	46.997.179
Directas a personas	53.586
Jubilaciones y otros beneficios asociados	53.586
Otras transferencias corrientes internas al sector privado	46.943.593
OTROS GASTOS CORRIENTES	100.000
Obligaciones del ejercicio vigente	100.000
Devoluciones de cobros indebidos	100.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**1.273.563**
INVERSION REAL DIRECTA	**1.273.563**
Formación Bruta de Capital Fijo	921.963
Maquinaria, equipos y otros bienes muebles	921.963
Bienes intangibles	351.600
APLICACIONES FINANCIERAS	**13.428.636**
INVERSIÓN FINANCIERA	**11.328.636**
Incremento de otros activos financieros	11.328.636
Incremento de cuentas por cobrar a mediano y largo plazo	11.328.636
Incremento de otras cuentas por cobrar a mediano y largo plazo	11.328.636
DISMINUCIÓN DE PASIVOS	**2.100.000**
Disminución de cuentas y efectos por pagar	2.100.000
Disminución de otras cuentas y efectos por pagar	2.100.000
Disminución de otras cuentas por pagar a corto plazo	2.100.000
TOTAL GASTOS	**96.779.711**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107469	Laboratorio del Cine y el Audiovisual de Venezuela	Taller			300	5.526.510	2.266.317			7.792.827
107578	Comercialización y Promoción Cinematográfica	Obra			20	11.842.522				11.842.522
107670	Fomento a la Producción Cinematográfica	Apoyo	20	81	101	56.375.566	3.221.609			59.597.175
	TOTAL					**73.744.598**	**5.487.926**			**79.232.524**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	250.000	8.999.695		200.000	9.449.695
02	Gestión Administrativa	4.955.547	776.823		2.311.536	8.043.906
03	Previsión y Protección Social		53.586			53.586
	TOTAL	**5.205.547**	**9.830.104**		**2.511.536**	**17.547.187**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**63**	**38**	**63**	**164**	**2.719.110**	**20.111**	**2.739.221**
Directivo	12	14	7	33	570.934		570.934
Profesional y Técnico	37	15	51	103	1.808.016	15.650	1.823.666
Personal Administrativo	9	4	3	16	200.902	3.734	204.636
Obrero	5	5	2	12	139.258	727	139.985
Personal Contratado	**37**	**34**	**32**	**103**	**2.227.559**		**2.227.559**
Directivo			1	1	50.559		50.559
Profesional y Técnico	37	34	31	102	2.177.000		2.177.000
TOTAL	**100**	**72**	**95**	**267**	**4.946.669**	**20.111**	**4.966.780**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**		**1**	**53.586**
Empleados	1		1	53.586
TOTAL	**1**		**1**	**53.586**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	15.322.891
4.02	Materiales, suministros y mercancías	2.599.317
4.03	Servicios no personales	16.846.589
4.04	Activos reales	1.273.563
4.05	Activos financieros	11.328.636
4.07	Transferencias y donaciones	46.997.179
4.08	Otros gastos	311.536
4.11	Disminución de pasivos	2.100.000
	TOTAL	**96.779.711**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**94.468.175**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.318.030
Del sector público	15.318.030
Transferencias corrientes internas recibidas del sector público	15.318.030
De la República	15.318.030
Recursos Ordinarios	15.318.030
INGRESOS NO TRIBUTARIOS	**79.150.145**
Tasas	200.000
Ingresos por contribuciones especiales	78.950.145
B. GASTOS CORRIENTES	**82.077.512**
GASTOS DE CONSUMO	34.980.333
Remuneraciones	15.322.891
Sueldos, salarios y otras retribuciones	5.541.729
Beneficios y complementos de sueldos y salarios	20.111
Aportes patronales	836.154
Prestaciones sociales y otras indemnizaciones	1.087.952
Asistencia socioeconómica	2.777.594
Otros gastos de personal	5.059.351
Compra de Bienes y servicios	17.431.024
Bienes de consumo	2.599.317
Servicios no personales	14.831.707
Impuestos indirectos	2.014.882
Depreciación y amortización	211.536
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.997.179
Al sector privado	46.997.179
Transferencias corrientes al sector privado	46.997.179
Directas a personas	53.586
Jubilaciones y otros beneficios asociados	53.586
Otras transferencias corrientes internas al sector privado	46.943.593
OTROS GASTOS CORRIENTES	100.000
Obligaciones del ejercicio vigente	100.000
Devoluciones de cobros indebidos	100.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**12.390.663**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**12.602.199**
RECURSOS PROPIOS DE CAPITAL	12.602.199
Ahorro/ Desahorro en Cuenta Corriente	12.390.663
Incremento de la depreciación y amortización acumuladas	211.536
B. GASTOS DE CAPITAL	**1.273.563**
INVERSIÓN REAL DIRECTA	1.273.563
Formación Bruta de Capital Fijo	921.963
Maquinaria, equipos y otros bienes muebles	921.963
Bienes intangibles	351.600
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**11.328.636**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**13.428.636**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.100.000
Disminución de otros activos financieros	2.100.000
Disminución de disponibilidades	2.100.000
Disminución de caja	2.100.000
SUPERÁVIT FINANCIERO	11.328.636
B. APLICACIONES FINANCIERAS	**13.428.636**
INVERSIÓN FINANCIERA	11.328.636
Incremento de otros activos financieros	11.328.636
Incremento de cuentas por cobrar a mediano y largo plazo	11.328.636
Incremento de otras cuentas por cobrar a mediano y largo plazo	11.328.636
DISMINUCIÓN DE PASIVOS	2.100.000
Disminución de cuentas y efectos por pagar	2.100.000
Disminución de otras cuentas y efectos por pagar	2.100.000
Disminución de otras cuentas por pagar a corto plazo	2.100.000

A0829
Centro Nacional del Libro
(CNL)

CENTRO NACIONAL DEL LIBRO (CNL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La actividad principal del Centro Nacional del Libro es proteger y fomentar la industria editorial como fuente de estímulo al hábito de la lectura y la democratización del acceso al libro como uno de los factores principales en la transmisión de conocimientos, la formación educativa y la difusión de la cultura ejecutando políticas, planes y programas dirigidos a la promoción, fomento y salvaguarda del libro y la lectura, orientados a prestar en forma eficaz, eficiente y efectiva los servicios públicos que la sociedad demanda. Para el Centro Nacional del Libro lo fundamental es el ciudadano, los actores del sector libro, sus problemas y el auspicio de soluciones que redunden en su desarrollo educativo y cultural.

Para el Ejercicio Fiscal 2010 se estiman recursos por Bs. 15.478.639, de los cuales Bs. 15.348.639 son ingresos corrientes producto de la transferencia del Ejecutivo Nacional y Bs. 130.000 recursos de capital, provenientes del incremento de la depreciación acumulada.

La Fundación en su ejecución estima un ahorro en su cuenta corriente de Bs. 284.592 y un superávit en la cuenta capital por Bs. 220.882, que financiará la disminución de pasivos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**15.348.639**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.348.639
Del sector público	15.348.639
Transferencias corrientes internas recibidas del sector público	15.348.639
De la República	15.348.639
INGRESOS DE CAPITAL	**130.000**
RECURSOS PROPIOS DE CAPITAL	**130.000**
Incremento de la depreciación y amortización acumuladas	130.000
TOTAL RECURSOS	**15.478.639**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**15.064.047**
GASTOS DE CONSUMO	13.789.030
Remuneraciones	7.278.973
Sueldos, salarios y otras retribuciones	4.002.096
Beneficios y complementos de sueldos y salarios	1.060.206
Aportes patronales	543.156
Prestaciones sociales y otras indemnizaciones	477.554
Asistencia socioeconómica	1.195.961
Compra de Bienes y servicios	6.380.057
Bienes de consumo	1.200.430
Servicios no personales	5.179.627
Depreciación y amortización	130.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.275.017
Al sector privado	1.275.017
Donaciones corrientes al sector privado	1.275.017
Donaciones a instituciones sin fines de lucro	1.275.017
GASTOS DE CAPITAL	**193.710**
INVERSION REAL DIRECTA	**193.710**
Formación Bruta de Capital Fijo	193.710
Maquinaria, equipos y otros bienes muebles	193.710
APLICACIONES FINANCIERAS	**220.882**
DISMINUCION DE PASIVOS	**220.882**
Disminución de cuentas y efectos por pagar	220.882
Disminución de otras cuentas y efectos por pagar	220.882
Disminución de otros efectos por pagar a corto plazo	220.882
TOTAL GASTOS	**15.478.639**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107468	Ferias	Feria			10		6.512.757			6.512.757
107545	Políticas de Promoción Editorial	Actividad			145		3.982.068			3.982.068
TOTAL							**10.494.825**			**10.494.825**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.563.089			4.563.089
02	Gestión Administrativa		290.725		130.000	420.725
TOTAL			**4.853.814**		**130.000**	**4.983.814**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**48**	**33**	**33**	**114**	**1.571.599**	**125.186**	**1.696.785**
Directivo	5	4	11	20	215.597		215.597
Profesional y Técnico	36	21	20	77	1.134.560	119.387	1.253.947
Personal Administrativo	3			3	50.298	4.210	54.508
Obrero	4	8	2	14	171.144	1.589	172.733
Personal Contratado	**1**	**1**		**2**	**131.000**		**131.000**
Profesional y Técnico		1		1	95.000		95.000
Personal Administrativo	1			1	36.000		36.000
TOTAL	**49**	**34**	**33**	**116**	**1.702.599**	**125.186**	**1.827.785**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	7.278.973
4.02	Materiales, suministros y mercancías	1.200.430
4.03	Servicios no personales	5.179.627
4.04	Activos reales	193.710
4.07	Transferencias y donaciones	1.275.017
4.08	Otros gastos	130.000
4.11	Disminución de pasivos	220.882
	TOTAL	**15.478.639**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**15.348.639**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.348.639
Del sector público	15.348.639
Transferencias corrientes internas recibidas del sector público	15.348.639
De la República	15.348.639
Recursos Ordinarios	15.348.639
B. GASTOS CORRIENTES	**15.064.047**
GASTOS DE CONSUMO	13.789.030
Remuneraciones	7.278.973
Sueldos, salarios y otras retribuciones	4.002.096
Beneficios y complementos de sueldos y salarios	1.060.206
Aportes patronales	543.156
Prestaciones sociales y otras indemnizaciones	477.554
Asistencia socioeconómica	1.195.961
Compra de Bienes y servicios	6.380.057
Bienes de consumo	1.200.430
Servicios no personales	5.179.627
Depreciación y amortización	130.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.275.017
Al sector privado	1.275.017
Donaciones corrientes al sector privado	1.275.017
Donaciones a instituciones sin fines de lucro	1.275.017
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**284.592**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**414.592**
RECURSOS PROPIOS DE CAPITAL	414.592
Ahorro/ Desahorro en Cuenta Corriente	284.592
Incremento de la depreciación y amortización acumuladas	130.000
B. GASTOS DE CAPITAL	**193.710**
INVERSIÓN REAL DIRECTA	193.710
Formación Bruta de Capital Fijo	193.710
Maquinaria, equipos y otros bienes muebles	193.710
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**220.882**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**220.882**
SUPERÁVIT FINANCIERO	220.882
B. APLICACIONES FINANCIERAS	**220.882**
DISMINUCION DE PASIVOS	220.882
Disminución de cuentas y efectos por pagar	220.882
Disminución de otras cuentas y efectos por pagar	220.882
Disminución de otros efectos por pagar a corto plazo	220.882

A0948
Instituto de las Artes
Escénicas y Musicales

INSTITUTO DE LAS ARTES ESCÉNICAS Y MUSICALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La misión institucional del Instituto de las Artes Escénicas y Musicales (IAEM) consiste en dotar a la población venezolana de bienes y servicios culturales en artes escénicas y musicales, promoviendo y ejecutando políticas y estrategias de Estado que garanticen el acceso y disfrute en las áreas de Danza, Música, Teatro y Circo. Para ello, el IAEM dispone el presupuesto de recursos y gastos para articular acciones con el Gobierno Central, Regional, Comunidades, Colectivos Artísticos y Creadores(as) en los procesos de Formación, Producción, Promoción y Difusión que apoyen el desarrollo sostenible de estas artes.

Cumpliendo con los lineamientos emanados por los organismos rectores del proceso de formulación y ejecución del presupuesto institucional, el IAEM aspira con la ejecución de sus proyectos: establecer en coordinación con los organismos competentes en materia cultural incentivos, estímulos y mecanismos para personas, instituciones y comunidades que promuevan, apoyen, desarrollen y financien actividades culturales; desarrollo de programaciones escénicas en todo el territorio nacional; estimular y propiciar la formación y difusión del que hacer circense en Venezuela y apoyar iniciativas para la creación de unidades de producción en artes escénicas y musicales.

La política de gastos se orienta a dar continuidad a la operatividad de la Institución, a través de las Acciones Centralizadas y de cuatro (4) Proyectos.

Para el ejercicio económico 2010, el presupuesto de ingresos de este Instituto se sitúa en Bs. 60.232.979 discriminados en: Bs. 54.130.594 provenientes de Transferencias Corrientes Internas recibidas del Sector Público, Bs. 816.051 de Depreciación y Bs. 5.286.334 por disminución de caja.

El presupuesto de gastos asciende a Bs. 60.232.979, distribuidos en gastos corrientes Bs; 52.760.363, Bs. 2.186.282 de gastos de capital y Bs. 5.286.334 para la disminución de pasivos

Los resultados económicos y financieros, indican un ahorro por Bs.1.370.231 en la cuenta corriente y un equilibrio en la cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**54.130.594**
TRANSFERENCIAS Y DONACIONES CORRIENTES	54.130.594
Del sector público	54.130.594
Transferencias corrientes internas recibidas del sector público	54.130.594
De la República	54.130.594
INGRESOS DE CAPITAL	**816.051**
RECURSOS PROPIOS DE CAPITAL	**816.051**
Incremento de la depreciación y amortización acumuladas	816.051
FUENTES DE FINANCIAMIENTO	**5.286.334**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**5.286.334**
Disminución de otros activos financieros	5.286.334
Disminución de disponibilidades	5.286.334
Disminución de caja	5.286.334
TOTAL RECURSOS	**60.232.979**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**52.760.363**
GASTOS DE CONSUMO	35.586.249
Remuneraciones	23.425.932
Sueldos, salarios y otras retribuciones	6.394.949
Beneficios y complementos de sueldos y salarios	10.308.148
Aportes patronales	1.038.520
Prestaciones sociales y otras indemnizaciones	1.321.228
Asistencia socioeconómica	4.298.087
Otros gastos de personal	65.000
Compra de Bienes y servicios	11.344.266
Bienes de consumo	2.864.569
Servicios no personales	8.479.697
Depreciación y amortización	816.051
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.174.114
Al sector privado	17.174.114
Transferencias corrientes al sector privado	15.454.000
Directas a personas	434.000
Jubilaciones y otros beneficios asociados	20.000
Otras transferencias directas a personas	414.000
Otras transferencias corrientes internas al sector privado	15.020.000
Donaciones corrientes al sector privado	1.720.114
Donaciones a personas	186.000
Donaciones a instituciones sin fines de lucro	1.534.114

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**2.186.282**
INVERSION REAL DIRECTA	**2.186.282**
Formación Bruta de Capital Fijo	2.186.282
Maquinaria, equipos y otros bienes muebles	2.186.282
APLICACIONES FINANCIERAS	**5.286.334**
DISMINUCION DE PASIVOS	**5.286.334**
Disminución de cuentas y efectos por pagar	5.286.334
Disminución de cuentas y efectos por pagar a corto plazo	4.317.421
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.778.844
Disminución de aportes patronales y retenciones laborales por pagar	577.332
Disminución cuentas por pagar a proveedores a corto plazo	1.961.245
Disminución de otras cuentas y efectos por pagar	968.913
Disminución de otras cuentas por pagar a corto plazo	968.913
TOTAL GASTOS	**60.232.979**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106771	Sistema Nacional de Artes Escénicas y Musicales	Sistema			1		26.930.564			26.930.564
106804	Difusión de las Artes Escénicas y Musicales	Evento			120		5.714.569			5.714.569
106863	El Circo Venezolano	Institución			1		2.000.000			2.000.000
106935	Unidades de Producción en Artes Escénicas y Musicales	Apoyo			1		3.250.000			3.250.000
	TOTAL						**37.895.133**			**37.895.133**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		12.921.004			12.921.004
02	Gestión Administrativa		3.294.457		6.102.385	9.396.842
03	Previsión y Protección Social		20.000			20.000
	TOTAL		**16.235.461**		**6.102.385**	**22.337.846**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**49**	**46**	**121**	**216**	**3.465.000**	**257.412**	**3.722.412**
Directivo	27	27	13	67	1.166.868		1.166.868
Profesional y Técnico	5	2	77	84	1.487.064	158.220	1.645.284
Personal Administrativo	10	1	29	40	520.968	55.692	576.660
Obrero	7	16	2	25	290.100	43.500	333.600
Personal Contratado			**72**	**72**	**2.873.810**		**2.873.810**
Profesional y Técnico			55	55	2.699.203		2.699.203
Personal Administrativo			17	17	174.607		174.607
TOTAL	**49**	**46**	**193**	**288**	**6.338.810**	**257.412**	**6.596.222**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**		**1**	**20.000**
Empleados	1		1	20.000
TOTAL	**1**		**1**	**20.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	23.425.932
4.02	Materiales, suministros y mercancías	2.864.569
4.03	Servicios no personales	8.479.697
4.04	Activos reales	2.186.282
4.07	Transferencias y donaciones	17.174.114
4.08	Otros gastos	816.051
4.11	Disminución de pasivos	5.286.334
	TOTAL	**60.232.979**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**54.130.594**
TRANSFERENCIAS Y DONACIONES CORRIENTES	54.130.594
Del sector público	54.130.594
Transferencias corrientes internas recibidas del sector público	54.130.594
De la República	54.130.594
Recursos Ordinarios	54.130.594
B. GASTOS CORRIENTES	**52.760.363**
GASTOS DE CONSUMO	35.586.249
Remuneraciones	23.425.932
Sueldos, salarios y otras retribuciones	6.394.949
Beneficios y complementos de sueldos y salarios	10.308.148
Aportes patronales	1.038.520
Prestaciones sociales y otras indemnizaciones	1.321.228
Asistencia socioeconómica	4.298.087
Otros gastos de personal	65.000
Compra de Bienes y servicios	11.344.266
Bienes de consumo	2.864.569
Servicios no personales	8.479.697
Depreciación y amortización	816.051
TRANSFERENCIAS Y DONACIONES CORRIENTES	17.174.114
Al sector privado	17.174.114
Transferencias corrientes al sector privado	15.454.000
Directas a personas	434.000
Jubilaciones y otros beneficios asociados	20.000
Otras transferencias directas a personas	414.000
Otras transferencias corrientes internas al sector privado	15.020.000
Donaciones corrientes al sector privado	1.720.114
Donaciones a personas	186.000
Donaciones a instituciones sin fines de lucro	1.534.114
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.370.231**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.186.282**
RECURSOS PROPIOS DE CAPITAL	2.186.282
Ahorro/ Desahorro en Cuenta Corriente	1.370.231
Incremento de la depreciación y amortización acumuladas	816.051
B. GASTOS DE CAPITAL	**2.186.282**
INVERSIÓN REAL DIRECTA	2.186.282
Formación Bruta de Capital Fijo	2.186.282
Maquinaria, equipos y otros bienes muebles	2.186.282
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.286.334**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.286.334
Disminución de otros activos financieros	5.286.334
Disminución de disponibilidades	5.286.334
Disminución de caja	5.286.334
B. APLICACIONES FINANCIERAS	**5.286.334**
DISMINUCION DE PASIVOS	5.286.334
Disminución de cuentas y efectos por pagar	5.286.334
Disminución de cuentas y efectos por pagar a corto plazo	4.317.421
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.778.844
Disminución de aportes patronales y retenciones laborales por pagar	577.332
Disminución cuentas por pagar a proveedores a corto plazo	1.961.245
Disminución de otras cuentas y efectos por pagar	968.913
Disminución de otras cuentas por pagar a corto plazo	968.913

A0949
Instituto de las Artes
de la Imagen y el Espacio

INSTITUTO DE LAS ARTES DE LA IMAGEN Y EL ESPACIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto de las Artes de la Imagen y el Espacio es una institución del Ministerio del Poder Popular para la Cultura el cual coadyuva en la formulación de las políticas referidas a las artes de la imagen y el espacio comprendido por las artes visuales, el diseño, la fotografía, la artesanía, arquitectura y manifestaciones afines.

Para el ejercicio fiscal 2010, la institución formuló tres (3) proyectos denominados: "Investigación sobre Creadores Visuales de Venezuela", "Ampliación de la línea de Productos para las Artes del Ministerio del Poder Popular para la Cultura" y "Desarrollo del Arte en Comunidad", con los que espera realizar 342 investigaciones sobre creadores visuales, ampliar 28 líneas de productos para artes y desarrollar 24 eventos sobre arte en la comunidad.

Para el logro de las metas, el IAIME dispone de un financiamiento de Bs. 23.185.451 de los cuales Bs. 22.603.561 (97,5%) corresponden a Transferencias del Ejecutivo Nacional y Bs. 581.890 (2,5%) a Recursos de Capital (Depreciación y Amortización).

La totalidad de los recursos antes indicados, financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 22.237.006 (95,9%) e inversión en activos fijos por Bs. 948.445 (4,1%).

El presupuesto está distribuido en Proyectos por Bs. 16.353.334 y Acciones Centralizadas por Bs. 6.832.117.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**22.603.561**
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.603.561
Del sector público	22.603.561
Transferencias corrientes internas recibidas del sector público	22.603.561
De la República	22.603.561
INGRESOS DE CAPITAL	**581.890**
RECURSOS PROPIOS DE CAPITAL	**581.890**
Incremento de la depreciación y amortización acumuladas	581.890
TOTAL RECURSOS	**23.185.451**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**22.237.006**
GASTOS DE CONSUMO	18.399.745
Remuneraciones	11.865.501
Sueldos, salarios y otras retribuciones	2.320.435
Beneficios y complementos de sueldos y salarios	5.132.366
Aportes patronales	588.845
Prestaciones sociales y otras indemnizaciones	918.465
Asistencia socioeconómica	2.874.698
Otros gastos de personal	30.692
Compra de Bienes y servicios	5.952.354
Bienes de consumo	1.992.997
Servicios no personales	3.959.357
Depreciación y amortización	581.890
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.837.261
Al sector privado	2.529.261
Transferencias corrientes al sector privado	2.529.261
Directas a personas	167.261
Pensiones y otros beneficios asociados	77.447
Jubilaciones y otros beneficios asociados	89.814
Otras transferencias corrientes internas al sector privado	2.362.000
Al sector público	1.308.000
Transferencias corrientes al sector público	1.308.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.308.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**948.445**
INVERSION REAL DIRECTA	**948.445**
Formación Bruta de Capital Fijo	948.445
Maquinaria, equipos y otros bienes muebles	948.445
TOTAL GASTOS	**23.185.451**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107189	Investigación sobre Creadores Visuales de Venezuela	Investigación			342		3.400.397			3.400.397
107380	Ampliación de la Línea de Productos para las Artes del Ministerio del Poder Popular para la Cultura	Módulo			28		5.347.739			5.347.739
107431	Desarrollo del Arte en Comunidad	Evento			24		7.605.198			7.605.198
TOTAL							**16.353.334**			**16.353.334**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.578.095			2.578.095
02	Gestión Administrativa		3.504.871		581.890	4.086.761
03	Previsión y Protección Social		167.261			167.261
TOTAL			**6.250.227**		**581.890**	**6.832.117**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**49**	**42**	**13**	**104**	**1.713.813**	**54.079**	**1.767.892**
Directivo	10	3	2	15	297.033		297.033
Profesional y Técnico	23	14	10	47	787.344	35.612	822.956
Personal Administrativo	15	9		24	378.648	18.467	397.115
Obrero	1	16	1	18	250.788		250.788
Personal Contratado	**15**	**12**		**27**	**551.622**		**551.622**
Profesional y Técnico	15	12		27	551.622		551.622
TOTAL	**64**	**54**	**13**	**131**	**2.265.435**	**54.079**	**2.319.514**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**		**1**	**77.447**
Empleados	1		1	77.447
Jubilados	**1**		**1**	**89.814**
Empleados	1		1	89.814
TOTAL	**2**		**2**	**167.261**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.865.501
4.02	Materiales, suministros y mercancías	1.992.997
4.03	Servicios no personales	3.959.357
4.04	Activos reales	948.445
4.07	Transferencias y donaciones	3.837.261
4.08	Otros gastos	581.890
	TOTAL	**23.185.451**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**22.603.561**
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.603.561
Del sector público	22.603.561
Transferencias corrientes internas recibidas del sector público	22.603.561
De la República	22.603.561
Recursos Ordinarios	22.603.561
B. GASTOS CORRIENTES	**22.237.006**
GASTOS DE CONSUMO	18.399.745
Remuneraciones	11.865.501
Sueldos, salarios y otras retribuciones	2.320.435
Beneficios y complementos de sueldos y salarios	5.132.366
Aportes patronales	588.845
Prestaciones sociales y otras indemnizaciones	918.465
Asistencia socioeconómica	2.874.698
Otros gastos de personal	30.692
Compra de Bienes y servicios	5.952.354
Bienes de consumo	1.992.997
Servicios no personales	3.959.357
Depreciación y amortización	581.890
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.837.261
Al sector privado	2.529.261
Transferencias corrientes al sector privado	2.529.261
Directas a personas	167.261
Pensiones y otros beneficios asociados	77.447
Jubilaciones y otros beneficios asociados	89.814
Otras transferencias corrientes internas al sector privado	2.362.000
Al sector público	1.308.000
Transferencias corrientes al sector público	1.308.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	1.308.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**366.555**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**948.445**
RECURSOS PROPIOS DE CAPITAL	948.445
Ahorro/ Desahorro en Cuenta Corriente	366.555
Incremento de la depreciación y amortización acumuladas	581.890
B. GASTOS DE CAPITAL	**948.445**
INVERSIÓN REAL DIRECTA	948.445
Formación Bruta de Capital Fijo	948.445
Maquinaria, equipos y otros bienes muebles	948.445
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

50
Ministerio del Poder Popular para el Deporte

A0049
Instituto Nacional de Deportes
(IND)

INSTITUTO NACIONAL DE DEPORTES (IND)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Cumpliendo con lo establecido en la Ley Orgánica de la Administración Financiera del Sector Público y el Reglamento No. 01 de la referida Ley, el Instituto Nacional de Deportes presenta ante el Ministerio del Poder Popular para el Deporte elabora su Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2010, por un monto de Trescientos Sesenta y Un Millones Doscientos Dieciséis Mil Ochocientos Cuarenta y Tres Bolívares (Bs. 361.216.843).

El Instituto Nacional de Deportes fue creado por Decreto Ley No. 164, emitido por la Junta Militar de Gobierno, el 22 de Junio de 1949 y publicado en la Gaceta Oficial de la República Bolivariana de Venezuela No. 22.955, quedando finalmente adscrito al Ministerio del Poder Popular para el Deporte recientemente creado bajo Decreto No. 5.022 de fecha 27 de Noviembre del 2006.

El referido Ente, ejecuta la política deportiva nacional orientándola hacia la universalización de los derechos deportivos de toda la población, a los ejes transversales del deporte de alto rendimiento, al deporte escolar, la inclusión de las personas a la práctica sistemática de actividades físicas, recreativas y para la salud a través de deporte para todos, reparación y mantenimiento de las infraestructuras deportivas y demás espacios, todo ello con la finalidad de dar cumplimiento al Artículo 111 de la Constitución de la República Bolivariana de Venezuela; así mismo su filosofía de gestión se enmarca dentro de la siguiente Misión y Visión:

Misión:

Contribuir con la felicidad suprema, a través de la formación integral de las ciudadanas y ciudadanos de la República Bolivariana de Venezuela, ejecutando Políticas de Estado a través de la ejecución, tendentes a masificar, promover e inculcar en la población, la practica sistemática y sostenida de la actividad física para la salud, el deporte y la recreación, apoyando para ello las iniciativas del poder popular e instituciones que la promueven, contando con espacios e infraestructura adecuadas, en el marco de una democracia bolivariana, socialista, participativa y protagónica.

Visión:

Ser referente por excelencia de las instituciones públicas del sector deporte, donde la política y los programas, converjan en torno al Poder Popular constituido para desarrollar las acciones que contribuyan a formar ciudadanos y ciudadanas integrales, desde su ámbito regional, transfiriendo para ello los recursos económicos necesarios y poniendo a su servicio nuestro recurso humano.

Con la puesta en marcha de los proyectos se pretende coadyuvar al mejoramiento de la calidad de vida de la población, minimizando la morbilidad cardiovascular, el ocio improductivo, el sedentarismo, contribuir a reducir los actos delictivos, de modo tal de tener una población sana.

Los proyectos que se ejecutan en el presente ejercicio fiscal, se enmarcan dentro de las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, en consonancia con los Cinco Motores y con los lineamientos enanados del Ministerio del Poder Popular para el Deporte:

Proyectos a Ejecutar por el Ente:

107509 Simoncito Deportivo

Este proyecto busca incorporar a un mayor número de niños y niñas de 0 a 6 años que forman parte de los Centros de Educación Inicial al Programa Simoncito Deportivo, contribuyendo con el desarrollo de sus habilidades motrices básicas, a través de la práctica de actividades lúdicas afectivas con elementos alusivos de la gimnasia, la natación, el atletismo y el ajedrez, involucrando la actualización de los docentes con herramientas innovadoras en está área, fortaleciendo su labor pedagógica; sirviendo además como agentes multiplicadores a los Promotores Deportivos de los Consejos Comunales, para dar el acompañamiento pertinente a su formación integral, además de motivar hacia el estudio en esta especialidad. Para ello se establecerán acciones tales como: Festivales y Encuentros que permitirán el desarrollo integral del niño, coadyuvando al mejoramiento en su calidad de vida futura.

107514 Expansión y Conservación de las Instalaciones y Espacios Deportivos a Nivel Nacional

La infraestructura deportiva ocupa un lugar importante en el proceso de avance y desarrollo del sector, pudiendo establecer planes de acción efectivos, cuya ejecución permitirá ampliar, reparar y mantener los espacios deportivos del país, contemplando para ello la adecuación, mejoras y un plan de mantenimiento que solvente el progresivo deterioro funcional y físico de éstas, permitiéndonos contar con espacios dignos para el desarrollo de la práctica deportiva. Se propone atender a los centros de preparación deportiva, Centros de Ciencias Aplicadas al Deporte (CENACADE) , canchas polivalentes, el programa "repara tu cancha", Unidades de Talento Deportivo y la adecuación de módulos deportivos Barrio Adentro II, así mismo, adecuar, mejorar y construir los escenarios deportivos para los juegos deportivos nacionales y adaptados Región Capital 2010.

107515 Medicina y Ciencias Aplicadas al Deporte

El proyecto de Medicina y Ciencias Aplicadas al Deporte permitirá apoyar de manera científica y multidisciplinaria a través de la medicina, biomecánica, psicología, antropología, farmacia, nutrición, control al dopaje, entre otras, el entrenamiento deportivo, para contribuir a optimizar la salud y la actuación de los atletas en los diferentes eventos competitivos y asegurar en el ámbito nacional en relación a la actividad física para mejorar la calidad de vida, a través de los CENACADE con recursos humanos capacitado y equipamiento de alta tecnología.

107517 Masificación del Deporte Estudiantil

El proyecto pretende incorporar a la práctica sistemática y organizada de actividades deportivas, estimulando el desarrollo y la consolidación de la actividad deportiva en niños, niñas, adolescentes, jóvenes estudiante, a partir de los 7 años de edad de los diferentes Subsistemas Educativos y Misiones del Sistema Educativo Bolivariano, a través de la planificación organización y ejecución de eventos deportivos escolares en el ámbito nacional e internacional, elaboración de programas de iniciación y desarrollo deportivo y dotación de material didáctico – deportivo. Estableciendo alianzas estratégicas entre los Ministerios del Poder Popular para el Deporte, Poder Popular para la Educación, Institutos Regionales y Municipales de Deportes y otros entes y organizaciones gubernamentales.

107679 Fomento en la Población de la Práctica Sistemática de Actividades Físicas, Deportivas, Recreativas y para la Salud

A través de este proyecto brindamos apoyo técnico, logístico y financiero a los Entes Deportivos Regionales y Municipales, así como a organizaciones deportivas (Escuela, Ligas, Fundaciones, Asociaciones Civiles, entre otras), con el fin de promover la incorporación masiva de la población venezolana a la práctica de actividades deportivas, recreativas y para la salud, realizadas permanente y sistemáticamente, empleando los mecanismos de control y seguimiento. Igualmente se plantea crear líneas de investigación, que permitirán determinar el impacto social del programa y otras investigaciones aplicadas a la actividad física, el deporte, la recreación y la salud.

Presupuesto de Ingresos y Fuentes Financieras y Presupuesto de Gastos y Aplicaciones Financieras

Para cumplir con este cometido en el Ejercicio Fiscal 2010, el presupuesto de ingresos y fuentes financieras del IND se sitúa en Bs. 361.216.843, discriminados en: transferencias para financiar gastos corrientes del sector público por Bs. 320.000.000; Bs. 3.216.843 de depreciación y Bs. 38.000.000 por disminución de caja.

El presupuesto de gastos y aplicaciones asciende a Bs. 361.216.843, distribuidos en gastos de consumo por Bs. 172.365.548; gastos de capital Bs. 34.547.081 y aplicaciones financieras por Bs. 38.000.000 (disminución de pasivos).

Los resultados económicos y financieros indica un ahorro por Bs. 31.330.238 y un equilibrio en cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**320.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	320.000.000
Del sector público	320.000.000
Transferencias corrientes internas recibidas del sector público	320.000.000
De la República	320.000.000
INGRESOS DE CAPITAL	**3.216.843**
RECURSOS PROPIOS DE CAPITAL	**3.216.843**
Incremento de la depreciación y amortización acumuladas	3.216.843
FUENTES DE FINANCIAMIENTO	**38.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**38.000.000**
Disminución de otros activos financieros	38.000.000
Disminución de disponibilidades	38.000.000
Disminución de Bancos	38.000.000
TOTAL RECURSOS	**361.216.843**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**288.669.762**
GASTOS DE CONSUMO	172.365.548
Remuneraciones	119.256.001
Sueldos, salarios y otras retribuciones	21.286.587
Beneficios y complementos de sueldos y salarios	61.773.718
Aportes patronales	1.738.201
Prestaciones sociales y otras indemnizaciones	8.746.980
Asistencia socioeconómica	25.640.515
Otros gastos de personal	70.000
Compra de Bienes y servicios	49.892.704
Bienes de consumo	13.987.918
Servicios no personales	35.904.786
Depreciación y amortización	3.216.843
TRANSFERENCIAS Y DONACIONES CORRIENTES	116.304.214
Al sector privado	112.113.045
Transferencias corrientes al sector privado	108.869.232
Directas a personas	99.200.000
Pensiones y otros beneficios asociados	30.097.997
Jubilaciones y otros beneficios asociados	69.102.003
Otras transferencias corrientes internas al sector privado	9.669.232
Donaciones corrientes al sector privado	3.243.813
Donaciones a personas	1.889.503
Donaciones a instituciones sin fines de lucro	1.354.310
Al sector público	4.014.869

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Transferencias corrientes al sector público	3.860.753
A los entes descentralizados sin fines empresariales para sus gastos	3.860.753
Transferencias Corrientes a Consejos Comunales	154.116
Al sector externo	176.300
Transferencias corrientes al exterior	176.300
A instituciones sin fines de lucro	176.300
GASTOS DE CAPITAL	**34.547.081**
INVERSION REAL DIRECTA	**34.547.081**
Formación Bruta de Capital Fijo	34.530.081
Maquinaria, equipos y otros bienes muebles	34.530.081
Bienes intangibles	17.000
APLICACIONES FINANCIERAS	**38.000.000**
DISMINUCION DE PASIVOS	**38.000.000**
Disminución de cuentas y efectos por pagar	11.600.000
Disminución de cuentas y efectos por pagar a corto plazo	11.600.000
Disminución cuentas por pagar a proveedores a corto plazo	9.600.000
Disminución cuentas por pagar a contratistas a corto plazo	2.000.000
Disminución de otros pasivos a corto plazo	17.400.000
Disminución de obligaciones de ejercicios anteriores	9.000.000
TOTAL GASTOS	**361.216.843**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107509	Simoncito deportivo	Niño Atendido	254.637	109.131	363.768		29.752.139			29.752.139
107514	Expansión y conservación de las instalaciones y espacios deportivos a nivel nacional	Obra			164		84.222.820			84.222.820
107515	Medicina y ciencias aplicadas al deporte	Atleta Atendido			18.000		27.152.374			27.152.374
107517	Masificación del deporte estudiantil	Alumno	1.354.487	1.370.838	2.725.325		22.702.536			22.702.536
107679	Fomento en la población de la práctica sistemática de actividades físicas, deportivas, recreativas y para la salud.	Persona			4.500.000		28.170.131			28.170.131
TOTAL							**192.000.000**			**192.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		11.961.280			11.961.280
02	Gestión Administrativa		16.838.720		41.216.843	58.055.563
03	Previsión y Protección Social		99.200.000			99.200.000
TOTAL			**128.000.000**		**41.216.843**	**169.216.843**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**391**	**519**	**33**	**943**	**13.057.391**	**13.481.745**	**26.539.136**
Directivo	33	21	22	76	1.218.516		1.218.516
Profesional y Técnico	174	153	2	329	5.701.667	7.275.858	12.977.525
Personal Administrativo	81	61		142	1.540.968	4.299.648	5.840.616
Obrero	103	284	9	396	4.596.240	1.906.239	6.502.479
Personal Contratado	**37**	**60**	**20**	**117**	**3.800.000**		**3.800.000**
Profesional y Técnico	37	60	20	117	3.800.000		3.800.000
TOTAL	**428**	**579**	**53**	**1.060**	**16.857.391**	**13.481.745**	**30.339.136**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**158**	**55**	**213**	**6.349.239**
Obreros	22	25	47	1.230.064
Empleados	136	30	166	5.119.175
Jubilados	**303**	**2.391**	**2.694**	**92.850.761**
Obreros	61	615	676	15.707.945
Empleados	242	1.776	2.018	77.142.816
TOTAL	**461**	**2.446**	**2.907**	**99.200.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	119.256.001
4.02	Materiales, suministros y mercancías	13.987.918
4.03	Servicios no personales	35.904.786
4.04	Activos reales	34.547.081
4.07	Transferencias y donaciones	116.304.214
4.08	Otros gastos	3.216.843
4.11	Disminución de pasivos	38.000.000
	TOTAL	**361.216.843**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**320.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	320.000.000
Del sector público	320.000.000
Transferencias corrientes internas recibidas del sector público	320.000.000
De la República	320.000.000
Recursos Ordinarios	320.000.000
B. GASTOS CORRIENTES	**288.669.762**
GASTOS DE CONSUMO	172.365.548
Remuneraciones	119.256.001
Sueldos, salarios y otras retribuciones	21.286.587
Beneficios y complementos de sueldos y salarios	61.773.718
Aportes patronales	1.738.201
Prestaciones sociales y otras indemnizaciones	8.746.980
Asistencia socioeconómica	25.640.515
Otros gastos de personal	70.000
Compra de Bienes y servicios	49.892.704
Bienes de consumo	13.987.918
Servicios no personales	35.904.786
Depreciación y amortización	3.216.843
TRANSFERENCIAS Y DONACIONES CORRIENTES	116.304.214
Al sector privado	112.113.045
Transferencias corrientes al sector privado	108.869.232
Directas a personas	99.200.000
Pensiones y otros beneficios asociados	30.097.997
Jubilaciones y otros beneficios asociados	69.102.003
Otras transferencias corrientes internas al sector privado	9.669.232
Donaciones corrientes al sector privado	3.243.813
Donaciones a personas	1.889.503
Donaciones a instituciones sin fines de lucro	1.354.310
Al sector público	4.014.869
Transferencias corrientes al sector público	3.860.753
A los entes descentralizados sin fines empresariales para sus gastos	3.860.753
Transferencias Corrientes a Consejos Comunales	154.116
Al sector externo	176.300
Transferencias corrientes al exterior	176.300
A instituciones sin fines de lucro	176.300
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**31.330.238**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**34.547.081**
RECURSOS PROPIOS DE CAPITAL	34.547.081
Ahorro/ Desahorro en Cuenta Corriente	31.330.238
Incremento de la depreciación y amortización acumuladas	3.216.843
B. GASTOS DE CAPITAL	**34.547.081**
INVERSIÓN REAL DIRECTA	34.547.081
Formación Bruta de Capital Fijo	34.530.081
Maquinaria, equipos y otros bienes muebles	34.530.081
Bienes intangibles	17.000
C. RESULTADO FINANCIERO: Equilibrio	**0**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**38.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	38.000.000
Disminución de otros activos financieros	38.000.000
Disminución de disponibilidades	38.000.000
Disminución de Bancos	38.000.000
B. APLICACIONES FINANCIERAS	**38.000.000**
DISMINUCION DE PASIVOS	38.000.000
Disminución de cuentas y efectos por pagar	11.600.000
Disminución de cuentas y efectos por pagar a corto plazo	11.600.000
Disminución cuentas por pagar a proveedores a corto plazo	9.600.000
Disminución cuentas por pagar a contratistas a corto plazo	2.000.000
Disminución de otros pasivos	26.400.000
Disminución de otros pasivos a corto plazo	17.400.000
Disminución de obligaciones de ejercicios anteriores	9.000.000

A0479

Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos(as) y Adultos(as) Mayores (FUNDAEXAR)

FUNDACIÓN PARA LA ATENCIÓN INTEGRAL A LOS ATLETAS DE ALTO RENDIMIENTO EN SITUACIÓN DE RETIRO Y EX-ATLETAS JÓVENES, ADULTOS(AS) Y ADULTOS(AS) MAYORES (FUNDAEXAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Como parte de la política del Gobierno Revolucionario Bolivariano en materia Deportiva Nacional, el 28 de Enero del Año 2003, nace Fundaexa, como una Fundación para la Atención Integral a las y los Ex –atletas de Alto Rendimiento. Posteriormente, se modificó su forma y pasó a ser una Institución de carácter público adscrita al Instituto Nacional de Deportes (IND), según Decreto N° 4741 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.502 de fecha 17 de Agosto de 2006, con el nombre de Fundación para la Atención Integral a los Atletas en Situación de Retiro y Ex –atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR). Luego, en el año 2009 se adscribe al Ministerio del Poder Popular para el Deporte, mediante Decreto N° 6.670 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.163 de fecha 22 de Abril de 2009.

De acuerdo a lo anterior, la Fundación se sitúa dentro del contexto del Proyecto Nacional Simón Bolívar 2007-2013, en la directriz de la "Suprema Felicidad Social", con el objeto de promover la ética, la cultura y la educación libertadora y solidaria, enmarcada en la estrategia de garantizar una seguridad social universal y solidaria y los mecanismos institucionales del mercado de trabajo, con la política Nacional de avanzar en la formación de la nueva estructura social, conjuntamente con el objetivo estratégico institucional de impulsar la nueva ética socialista mediante la concientización y capacitación de las personas que conforman el aparato deportivo, el mejoramiento de sus niveles intelectuales y laboral, la participación de la población a través de unidades de producción social, y la articulación con los órganos del poder público, en particular educación, salud, ciencia y tecnología, para el cumplimiento del mandato constitucional y del plan socialista.

Por lo consecuente, la Fundación contempla como Misión y Visión en concordancia con el objetivo principal brindar atención integral a las y los Atletas de Alto Rendimiento en situación de retiro y las y los Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores en áreas educativas, psicológica, socio-económicas, de asesoría legal, deportiva y de recreación, a los fines de preservar sus derechos humanos y fundamentales consagrados en la carta magna.

La política de gastos se orientará a dar continuidad a la operatividad de la Fundación, a través de las Acciones Centralizadas y un (1) Proyecto.

Para el ejercicio económico 2010, el presupuesto de ingresos se sitúa en Bs. 2.008.400, discriminados en Bs. 2.000.000 provenientes de Transferencias internas recibidas del sector público y Bs. 8.400 de depreciación.

El presupuesto de gastos asciende a la cantidad de Bs. 2.008.400, distribuidos en gastos corrientes Bs. 1.966.400 y gastos de capital Bs. 42.000.

Los resultados económicos y financieros prevé un ahorro por Bs. 33.600 en la cuenta corriente y un equilibrio en la cuenta capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
INGRESOS DE CAPITAL	**8.400**
RECURSOS PROPIOS DE CAPITAL	**8.400**
Incremento de la depreciación y amortización acumuladas	8.400
TOTAL RECURSOS	**2.008.400**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.966.400**
GASTOS DE CONSUMO	1.198.400
Remuneraciones	703.168
Sueldos, salarios y otras retribuciones	290.200
Beneficios y complementos de sueldos y salarios	309.071
Prestaciones sociales y otras indemnizaciones	59.215
Asistencia socioeconómica	39.282
Otros gastos de personal	5.400
Compra de Bienes y servicios	433.108
Bienes de consumo	51.200
Servicios no personales	381.908
Impuestos indirectos	53.724
Depreciación y amortización	8.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	768.000
Al sector privado	768.000
Donaciones corrientes al sector privado	768.000
Donaciones a personas	768.000
GASTOS DE CAPITAL	**42.000**
INVERSION REAL DIRECTA	**42.000**
Formación Bruta de Capital Fijo	42.000
Maquinaria, equipos y otros bienes muebles	42.000
TOTAL GASTOS	**2.008.400**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106485	Bienestar Social a las y los ex-Atletas de Alto Rendimiento	Atleta Atendido			600		1.400.000			1.400.000
TOTAL							**1.400.000**			**1.400.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		429.866			429.866
02	Gestión Administrativa		170.134		8.400	178.534
03	Previsión y Protección Social					
TOTAL			**600.000**		**8.400**	**608.400**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**4**	**2**	**1**	**7**	**265.200**		**265.200**
Profesional y Técnico	1	2	1	4	172.800		172.800
Personal Administrativo	3			3	92.400		92.400
TOTAL	**4**	**2**	**1**	**7**	**265.200**		**265.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	703.168
4.02	Materiales, suministros y mercancías	51.200
4.03	Servicios no personales	435.632
4.04	Activos reales	42.000
4.07	Transferencias y donaciones	768.000
4.08	Otros gastos	8.400
	TOTAL	**2.008.400**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
Recursos Ordinarios	2.000.000
B. GASTOS CORRIENTES	**1.966.400**
GASTOS DE CONSUMO	1.198.400
Remuneraciones	703.168
Sueldos, salarios y otras retribuciones	290.200
Beneficios y complementos de sueldos y salarios	309.071
Prestaciones sociales y otras indemnizaciones	59.215
Asistencia socioeconómica	39.282
Otros gastos de personal	5.400
Compra de Bienes y servicios	433.108
Bienes de consumo	51.200
Servicios no personales	381.908
Impuestos indirectos	53.724
Depreciación y amortización	8.400
TRANSFERENCIAS Y DONACIONES CORRIENTES	768.000
Al sector privado	768.000
Donaciones corrientes al sector privado	768.000
Donaciones a personas	768.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**33.600**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**42.000**
RECURSOS PROPIOS DE CAPITAL	42.000
Ahorro/ Desahorro en Cuenta Corriente	33.600
Incremento de la depreciación y amortización acumuladas	8.400
B. GASTOS DE CAPITAL	**42.000**
INVERSIÓN REAL DIRECTA	42.000
Formación Bruta de Capital Fijo	42.000
Maquinaria, equipos y otros bienes muebles	42.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

53
Ministerio del Poder Popular para el Comercio

A0205

Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El funcionamiento del Servicio Autónomo de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER), será financiado por el cobro de servicios (tasas – tarifas), y con el aporte de Bs. 5.208.335. Se prevé consolidar la capacidad reguladora y fiscalizadora de SENCAMER, mediante el desarrollo y adecuación, promoción y modernización de los servicios. De igual manera, la modernización del Sistema Venezolano para la Calidad, a través de la reforma del marco jurídico de los subsistemas de calidad; además, se actualizará el servicio en materia internacional mediante la capacitación y adiestramiento del personal y el fomento de los acuerdos internacionales de cooperación con los organismos competentes.

Atendiendo a la política de promoción de la productividad, mediante el fortalecimiento de los sectores nacionales de manufactura y otros servicios, se contemplan los proyectos necesarios para dar cumplimiento a las metas previstas de la gestión institucional, en concordancia con las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013; en este sentido, el gasto se orientará al desarrollo de la capacidad reguladora del Servicio, garantizando los procedimientos y principios de los subsistemas de calidad para mejorar, la capacidad técnica del Estado, evaluando los diferentes entes y organismos susceptibles de acreditación. Así como, en la aplicación de la evaluación en las áreas legal e industrial de la metrología en los equipos e instrumentos de medición a nivel nacional, garantizando la conformidad y la obligatoriedad del cumplimiento de las normas y reglamentos técnicos en los productos y servicios generados y usados en el país. Asimismo, se requiere de la implementación y modernización de los subsistemas de calidad, cuyo fin necesita superar y armonizar las contradicciones entre el marco jurídico venezolano y las realidades prácticas y concretas de la producción y servicios, de los bienes materiales, generados por la aplicación del modelo socialista de producción. Para alcanzar estas metas, el gasto se orienta a la reformulación de la Ley del Sistema Venezolano para la Calidad, de Metrología, la actualización de las normas COVENIN, y las tasas de servicios metrológicos que presta el Servicio, además de cumplir con la generación de la información estadística de los servicios que ofrece SENCAMER.

La aplicación de los convenios internacionales requiere de la capacitación y adiestramiento de personal en el marco de los convenios con Cuba y Argentina, la actualización y adquisición de equipos y la participación en grupos de trabajos, tanto en el ALBA y MERCOSUR como en foros internacionales de carácter bilateral y multilateral. La prestación de los servicios se hará a nivel nacional, a través de operativos con el apoyo de las unidades desconcentradas del Servicio Autónomo de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER).

El presupuesto de ingresos y gastos asciende a Bs. 45.269.257, correspondiendo Bs. 20.156.050 a proyectos y Bs. 25.113.207 a las acciones centralizadas, financiados con transferencias del sector público por Bs. 23.474.714 y Bs. 21.794.543 de ingresos propios.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**45.269.257**
INGRESOS NO TRIBUTARIOS	9.390.674
Tasas	9.390.674
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	11.909.432
Venta de servicios	11.909.432
INGRESOS DE LA PROPIEDAD	25.678
Intereses	25.678
Intereses internos	25.678
Intereses por depósitos	25.678
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.474.714
Del sector público	23.474.714
Transferencias corrientes internas recibidas del sector público	23.474.714
De la República	23.474.714
OTROS INGRESOS	468.759
Otros ingresos ajenos a la operación	468.759
TOTAL RECURSOS	**45.269.257**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**30.508.346**
GASTOS DE CONSUMO	30.488.346
Remuneraciones	19.779.431
Sueldos, salarios y otras retribuciones	5.223.556
Beneficios y complementos de sueldos y salarios	9.305.801
Aportes patronales	405.549
Prestaciones sociales y otras indemnizaciones	1.504.486
Asistencia socioeconómica	3.317.939
Otros gastos de personal	22.100
Compra de Bienes y servicios	10.458.401
Bienes de consumo	2.242.515
Servicios no personales	8.215.886
Impuestos indirectos	250.514
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Transferencias corrientes al sector privado	20.000
Directas a personas	20.000
Otras transferencias directas a personas	20.000
GASTOS DE CAPITAL	**14.260.911**
INVERSION REAL DIRECTA	**14.260.911**
Formación Bruta de Capital Fijo	14.260.911
Maquinaria, equipos y otros bienes muebles	14.260.911

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**500.000**
DISMINUCION DE PASIVOS	**500.000**
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
TOTAL GASTOS	**45.269.257**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
108135	Desarrollo de la Capacidad Reguladora de SENCAMER	Procedimiento			3.104.522	1.235.571	350.000			1.585.571
108136	Implementación y Modernización de los Sistemas de Calidad que Brinda SENCAMER	Documento			16		304.100			304.100
108141	Convenios Internacionales para el Fortalecimiento Institucional de SENCAMER	Convenio de Cooperación			3				18.266.379	18.266.379
TOTAL						**1.235.571**	**654.100**		**18.266.379**	**20.156.050**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	15.342.618	4.554.235			19.896.853
02	Gestión Administrativa	5.216.354				5.216.354
TOTAL		**20.558.972**	**4.554.235**			**25.113.207**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**59**	**92**	**67**	**218**	**3.188.273**	**780.144**	**3.968.417**
Directivo	4	2	1	7	133.194	33.050	166.244
Profesional y Técnico	29	36	59	124	1.442:937	358.044	1.800.981
Personal Administrativo	16	43	7	66	1.309.742	324.994	1.634.736
Obrero	10	11		21	302.400	64.056	366.456
Personal Contratado	**61**	**71**		**132**	**2.035.283**		**2.035.283**
Profesional y Técnico	37	49		86	1.326.232		1.326.232
Personal Administrativo	24	21		45	693.958		693.958
Obrero		1		1	15.093		15.093
TOTAL	**120**	**163**	**67**	**350**	**5.223.556**	**780.144**	**6.003.700**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	19.779.431
4.02	Materiales, suministros y mercancías	2.242.515
4.03	Servicios no personales	8.466.400
4.04	Activos reales	14.260.911
4.07	Transferencias y donaciones	20.000
4.11	Disminución de pasivos	500.000
	TOTAL	**45.269.257**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**45.269.257**
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.474.714
Del sector público	23.474.714
Transferencias corrientes internas recibidas del sector público	23.474.714
De la República	23.474.714
Ministerio del Poder Popular para el Comercio	5.208.335
Recursos Ordinarios	5.208.335
De los entes descentralizados financieros no bancarios	18.266.379
Fondo de Desarrollo Nacional, S.A. (FONDEN, S.A.)	18.266.379
INGRESOS NO TRIBUTARIOS	9.390.674
Tasas	9.390.674
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	11.909.432
Venta de servicios	11.909.432
INGRESOS DE LA PROPIEDAD	25.678
Intereses	25.678
Intereses internos	25.678
Intereses por depósitos	25.678
OTROS INGRESOS	468.759
Otros ingresos ajenos a la operación	468.759
B. GASTOS CORRIENTES	**30.508.346**
GASTOS DE CONSUMO	30.488.346
Remuneraciones	19.779.431
Sueldos, salarios y otras retribuciones	5.223.556
Beneficios y complementos de sueldos y salarios	9.305.801
Aportes patronales	405.549
Prestaciones sociales y otras indemnizaciones	1.504.486
Asistencia socioeconómica	3.317.939
Otros gastos de personal	22.100
Compra de Bienes y servicios	10.458.401
Bienes de consumo	2.242.515
Servicios no personales	8.215.886
Impuestos indirectos	250.514
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.000
Al sector privado	20.000
Transferencias corrientes al sector privado	20.000
Directas a personas	20.000
Otras transferencias directas a personas	20.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**14.760.911**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**14.760.911**
RECURSOS PROPIOS DE CAPITAL	14.760.911
Ahorro/ Desahorro en Cuenta Corriente	14.760.911

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**14.260.911**
INVERSIÓN REAL DIRECTA	14.260.911
Formación Bruta de Capital Fijo	14.260.911
Maquinaria, equipos y otros bienes muebles	14.260.911
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**500.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**500.000**
SUPERÁVIT FINANCIERO	500.000
B. APLICACIONES FINANCIERAS	**500.000**
DISMINUCION DE PASIVOS	500.000
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000

A0463

Fundación Banco de Comercio Exterior
(FUNDABANCOEX)

FUNDACIÓN BANCO DE COMERCIO EXTERIOR (FUNDABANCOEX)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para la formulación del presupuesto se consideraron las instrucciones emitidas por el Ministerio del Poder Popular para el Comercio conjuntamente con el Ministerio del Poder Popular para la Planificación y Desarrollo.

Se considera la ejecución del proyecto "La Cultura Venezolana más Allá de Nuestras Fronteras", el cual beneficiará a los productores nacionales de bienes culturales, como: artesanos, artistas plásticos, escritores, músicos, bailarines, escultores, actores, entre otros. Este proyecto tiene como objetivo específico fomentar la cultura exportadora, por medio de la promoción, difusión e intercambio de actividades artesanales, musicales, literarias, artisticas y formativas de talentos nacionales, beneficiando al mayor número de productores nacionales de bienes y servicios culturales.

El presupuesto de ingresos y gastos asciende a Bs. 5.385.000, correspondiendo Bs. 3.150.000 a proyectos y Bs. 2.235.000 a las acciones centralizadas, que serán financiados con recursos a ser transferidos por el Banco de Comercio Exterior, C. A. (BANCOEX) por Bs. 5.000.000 e ingresos propios por Bs. 385.000.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.200.000**
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.000.000
Del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De los entes descentralizados financieros bancarios	5.000.000
INGRESOS DE CAPITAL	**185.000**
RECURSOS PROPIOS DE CAPITAL	**185.000**
Incremento de la depreciación y amortización acumuladas	185.000
TOTAL RECURSOS	**5.385.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**5.335.000**
GASTOS DE CONSUMO	2.935.000
Remuneraciones	2.124.000
Sueldos, salarios y otras retribuciones	578.464
Beneficios y complementos de sueldos y salarios	726.928
Aportes patronales	92.554
Prestaciones sociales y otras indemnizaciones	397.254
Asistencia socioeconómica	328.800
Compra de Bienes y servicios	626.000
Bienes de consumo	204.600
Servicios no personales	421.400
Depreciación y amortización	185.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.400.000
Al sector privado	2.400.000
Transferencias corrientes al sector privado	2.400.000
Directas a personas	450.000
Otras transferencias directas a personas	450.000
A instituciones sin fines de lucro	1.950.000
GASTOS DE CAPITAL	**50.000**
INVERSION REAL DIRECTA	**50.000**
Formación Bruta de Capital Fijo	50.000
Maquinaria, equipos y otros bienes muebles	50.000
TOTAL GASTOS	**5.385.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108189	La Cultura Venezolana más Allá de Nuestras Fronteras	Persona Beneficiada			510		3.150.000			3.150.000
TOTAL							**3.150.000**			**3.150.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	200.000	1.700.000			1.900.000
02	Gestión Administrativa	185.000	150.000			335.000
TOTAL		**385.000**	**1.850.000**			**2.235.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3**	**1**		**4**	**312.184**	**82.080**	**394.264**
Directivo	2	1		3	282.184	74.192	356.376
Personal Administrativo	1			1	30.000	7.888	37.888
Personal Contratado	**6**	**3**		**9**	**246.480**		**246.480**
Directivo	1			1	40.000		40.000
Personal Administrativo	5	3		8	206.480		206.480
TOTAL	**9**	**4**		**13**	**558.664**	**82.080**	**640.744**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.124.000
4.02	Materiales, suministros y mercancías	204.600
4.03	Servicios no personales	421.400
4.04	Activos reales	50.000
4.07	Transferencias y donaciones	2.400.000
4.08	Otros gastos	185.000
	TOTAL	**5.385.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.200.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.000.000
Del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De los entes descentralizados financieros bancarios	5.000.000
Banco de Comercio Exterior, C.A. (BANCOEX)	5.000.000
INGRESOS DE LA PROPIEDAD	200.000
Intereses	200.000
Intereses internos	200.000
Intereses por depósitos	200.000
B. GASTOS CORRIENTES	**5.335.000**
GASTOS DE CONSUMO	2.935.000
Remuneraciones	2.124.000
Sueldos, salarios y otras retribuciones	578.464
Beneficios y complementos de sueldos y salarios	726.928
Aportes patronales	92.554
Prestaciones sociales y otras indemnizaciones	397.254
Asistencia socioeconómica	328.800
Compra de Bienes y servicios	626.000
Bienes de consumo	204.600
Servicios no personales	421.400
Depreciación y amortización	185.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.400.000
Al sector privado	2.400.000
Transferencias corrientes al sector privado	2.400.000
Directas a personas	450.000
Otras transferencias directas a personas	450.000
A instituciones sin fines de lucro	1.950.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(135.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	50.000
Ahorro/ Desahorro en Cuenta Corriente	(135.000)
Incremento de la depreciación y amortización acumuladas	185.000
B. GASTOS DE CAPITAL	**50.000**
INVERSIÓN REAL DIRECTA	50.000
Formación Bruta de Capital Fijo	50.000
Maquinaria, equipos y otros bienes muebles	50.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0828
Servicio Autónomo
de la Propiedad Intelectual
(SAPI)

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Tiene como misión promover el sistema de la propiedad intelectual como parte del desarrollo socioeconómico integral y sostenible, orientado hacia la efectiva transferencia de tecnología en función de promover un modelo de apropiación social del conocimiento que permita superar las brechas existentes en el mundo.

Se continua el proyecto por convenio Oficina Cubana de la Propiedad Industrial (OCPI-SAPI) en su Fase VI, con respecto a la creación de una plataforma política-jurídica e institucional en el ámbito nacional e internacional, que permite impulsar la nueva doctrina en derechos intelectuales, en la que se contempla fundamentalmente la capacidad de dar respuesta a los usuarios.

El presupuesto de ingresos y gastos asciende a Bs. 31.635.403, correspondiendo Bs. 5.301.605 a proyectos y Bs. 26.333.798 a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**28.911.632**
INGRESOS NO TRIBUTARIOS	22.062.500
Tasas	22.062.500
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.040.000
Venta de bienes	2.800.000
Venta de servicios	1.240.000
INGRESOS DE OPERACIÓN	1.100.000
Ingresos financieros de instituciones financieras	1.100.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.709.132
Del sector público	1.709.132
Transferencias corrientes internas recibidas del sector público	1.709.132
De los entes descentralizados financieros no bancarios	1.709.132

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS DE CAPITAL	**90.000**
RECURSOS PROPIOS DE CAPITAL	**90.000**
Incremento de la depreciación y amortización acumuladas	90.000
FUENTES DE FINANCIAMIENTO	**2.633.771**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.633.771**
Disminución de otros activos financieros	2.633.771
Disminución de disponibilidades	2.633.771
Disminución de Bancos	2.633.771
TOTAL RECURSOS	**31.635.403**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**29.238.599**
GASTOS DE CONSUMO	28.503.314
Remuneraciones	19.976.800
Sueldos, salarios y otras retribuciones	4.239.321
Beneficios y complementos de sueldos y salarios	550.419
Aportes patronales	1.042.719
Prestaciones sociales y otras indemnizaciones	2.371.382
Asistencia socioeconómica	3.556.791
Otros gastos de personal	8.216.168
Compra de Bienes y servicios	7.682.008
Bienes de consumo	2.942.830
Servicios no personales	4.739.178
Impuestos indirectos	754.506
Depreciación y amortización	90.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	735.285
Al sector privado	735.285
Transferencias corrientes al sector privado	735.285
Directas a personas	735.285
Pensiones y otros beneficios asociados	228.185
Jubilaciones y otros beneficios asociados	507.100
GASTOS DE CAPITAL	**2.096.804**
INVERSION REAL DIRECTA	**2.096.804**
Formación Bruta de Capital Fijo	2.096.804
Maquinaria, equipos y otros bienes muebles	2.096.804

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**300.000**
DISMINUCION DE PASIVOS	**300.000**
Disminución de cuentas y efectos por pagar	300.000
Disminución de cuentas y efectos por pagar a corto plazo	300.000
Disminución cuentas por pagar a proveedores a corto plazo	300.000
TOTAL GASTOS	**31.635.403**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108155	Promoción, Protección y Defensa del Conocimiento y la Cultura Tradicional, Colectiva y Libre, Bajo la Nueva Perspectiva del Derecho de Autor	Usuario			4.000	1.526.212				1.526.212
108157	Orientar la Gestión de los Derechos Sobre Creaciones Asociadas a la Tecnología y el Comercio Hacia la Construcción del Modelo Productivo Socialista	Usuario Atendido	20.750	20.750	41.500	1.431.652				1.431.652
108166	Creación y Fortalecimiento de la Nueva Doctrina en Materia de Creaciones Artísticas y Tecnológicas (Fase VI)	Usuario	8.075	8.075	16.150	634.609			1.709.132	2.343.741
	TOTAL					**3.592.473**			**1.709.132**	**5.301.605**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	20.196.800				20.196.800
02	Gestión Administrativa	5.401.713				5.401.713
03	Previsión y Protección Social	735.285				735.285
	TOTAL	**26.333.798**				**26.333.798**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**50**	**38**	**73**	**161**	**2.423.932**	**550.419**	**2.974.351**
Directivo	6	4	4	14	241.524		241.524
Profesional y Técnico	21	12	46	79	1.428.672	331.141	1.759.813
Personal Administrativo	18	13	15	46	495.754	123.556	619.310
Obrero	5	9	8	22	257.982	95.722	353.704
Personal Contratado	**35**	**30**		**65**	**1.555.452**		**1.555.452**
Directivo		2		2	79.560		79.560
Profesional y Técnico	17	6		23	790.140		790.140
Personal Administrativo	17	16		33	598.632		598.632
Obrero	1	6		7	87.120		87.120
TOTAL	**85**	**68**	**73**	**226**	**3.979.384**	**550.419**	**4.529.803**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**3**	**1**	**4**	**228.185**
Empleados	3	1	4	228.185
Jubilados	**5**	**1**	**6**	**507.100**
Empleados	5	1	6	507.100
TOTAL	**8**	**2**	**10**	**735.285**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	19.976.800
4.02	Materiales, suministros y mercancías	2.942.830
4.03	Servicios no personales	5.493.684
4.04	Activos reales	2.096.804
4.07	Transferencias y donaciones	735.285
4.08	Otros gastos	90.000
4.11	Disminución de pasivos	300.000
	TOTAL	**31.635.403**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**28.911.632**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.709.132
Del sector público	1.709.132
Transferencias corrientes internas recibidas del sector público	1.709.132
De los entes descentralizados financieros no bancarios	1.709.132
Fondo de Desarrollo Nacional, S.A. (FONDEN, S.A.)	1.709.132
INGRESOS NO TRIBUTARIOS	22.062.500
Tasas	22.062.500
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	4.040.000
Venta de bienes	2.800.000
Venta de servicios	1.240.000
INGRESOS DE OPERACION	1.100.000
Ingresos financieros de instituciones financieras	1.100.000
B. GASTOS CORRIENTES	**29.238.599**
GASTOS DE CONSUMO	28.503.314
Remuneraciones	19.976.800
Sueldos, salarios y otras retribuciones	4.239.321
Beneficios y complementos de sueldos y salarios	550.419
Aportes patronales	1.042.719
Prestaciones sociales y otras indemnizaciones	2.371.382
Asistencia socioeconómica	3.556.791
Otros gastos de personal	8.216.168
Compra de Bienes y servicios	7.682.008
Bienes de consumo	2.942.830
Servicios no personales	4.739.178
Impuestos indirectos	754.506
Depreciación y amortización	90.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	735.285
Al sector privado	735.285
Transferencias corrientes al sector privado	735.285
Directas a personas	735.285
Pensiones y otros beneficios asociados	228.185
Jubilaciones y otros beneficios asociados	507.100
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(326.967)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(236.967)**
RECURSOS PROPIOS DE CAPITAL	(236.967)
Ahorro/ Desahorro en Cuenta Corriente	(326.967)
Incremento de la depreciación y amortización acumuladas	90.000
B. GASTOS DE CAPITAL	**2.096.804**
INVERSIÓN REAL DIRECTA	2.096.804
Formación Bruta de Capital Fijo	2.096.804
Maquinaria, equipos y otros bienes muebles	2.096.804
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.333.771)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.633.771**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.633.771
Disminución de otros activos financieros	2.633.771
Disminución de disponibilidades	2.633.771
Disminución de Bancos	2.633.771
B. APLICACIONES FINANCIERAS	**2.633.771**
DISMINUCION DE PASIVOS	300.000
Disminución de cuentas y efectos por pagar	300.000
Disminución de cuentas y efectos por pagar a corto plazo	300.000
Disminución cuentas por pagar a proveedores a corto plazo	300.000
DÉFICIT FINANCIERO	2.333.771

A1344
Instituto para la Defensa de las Personas
en el Acceso a Bienes y Servicios
(INDEPABIS)

INSTITUTO PARA LA DEFENSA DE LAS PERSONAS EN EL ACCESO A BIENES Y SERVICIOS (INDEPABIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Considerando las reformas introducidas a raíz de la aprobación de la Ley Habilitante, se produjo la publicación en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.165 de fecha 24 de abril de 2009, la Ley para la Defensa de las Personas en el Acceso a los Bienes y Servicios, destinada a evitar el alza indebida de los precios, el acaparamiento y el boicot de productos y servicios declarados de primera necesidad, así como la protección de los derechos de las personas a la vida, salud y adquisición de bienes y servicios, protección y promoción del conocimiento político, social, económico y cultural de los procesos que van desde la producción hasta la comercialización de los bienes y servicios.

En este sentido, el Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios (INDEPABIS), tiene previsto a través de sus proyectos fortalecer la defensa de los derechos de los ciudadanos y ciudadanas en el acceso a los bienes y servicios, mediante la fiscalización la cual empleará la red de contraloría social con la participación de los consejos comunales, igualmente, contribuirá con el desarrollo de la conciencia social del pueblo, garantizándoles el conocimiento de sus deberes y derechos como consumidores y usuarios, brindándoles además las herramientas para que en conocimiento de la Ley protejan y resguarden sus derechos teniendo un acceso equitativo a los bienes y servicios.

También se busca evitar conductas que vayan en detrimento de la población en general, como lo serían el acaparamiento, el boicot y la especulación. Esto se logrará mediante la ocupación temporal del establecimiento, local, de bienes y servicios, con el objeto de garantizar la disposición de dichos insumos a la colectividad, procurando con ello dar continuidad a la prestación del servicio o fases de la cadena de producción, distribución y consumo.

El presupuesto de ingresos y gastos para el ejercicio económico-financiero 2010, asciende a la cantidad de Bs. 50.859.947, distribuidos en proyectos Bs. 1.986.600 y acciones centralizadas Bs. 48.873.347 que serán financiados con aportes del Ministerio del Poder Popular para el Comercio.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**50.859.947**
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.859.947
Del sector público	50.859.947
Transferencias corrientes internas recibidas del sector público	50.859.947
De la República	50.859.947
TOTAL RECURSOS	**50.859.947**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**50.409.947**
GASTOS DE CONSUMO	50.409.947
Remuneraciones	40.310.398
Sueldos, salarios y otras retribuciones	13.013.767
Beneficios y complementos de sueldos y salarios	16.762.246
Aportes patronales	1.473.193
Prestaciones sociales y otras indemnizaciones	4.195.847
Asistencia socioeconómica	4.865.345
Compra de Bienes y servicios	10.099.549
Bienes de consumo	4.281.000
Servicios no personales	5.818.549
GASTOS DE CAPITAL	**450.000**
INVERSION REAL DIRECTA	**450.000**
Formación Bruta de Capital Fijo	450.000
Maquinaria, equipos y otros bienes muebles	450.000
TOTAL GASTOS	**50.859.947**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108126	Fiscalización de las Distintas Cadenas de Producción y Distribución de Bienes y Servicios con la Participación Popular	Proceso			150		693.800			693.800
108129	Ocupación Temporal y Operatividad de Fábricas para Garantizar el Derecho de las Personas a Acceder a Bienes y Servicio	Fábrica			20		693.800			693.800
108146	Sustitución del Consumismo por la Satisfacción de Necesidades Sociales	Ciudadano Atendido	9.148.069	8.727.405	17.875.474		599.000			599.000
	TOTAL						**1.986.600**			**1.986.600**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		40.407.000			40.407.000
02	Gestión Administrativa		8.466.347			8.466.347
	TOTAL		**48.873.347**			**48.873.347**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**120**	**123**	**9**	**252**	**5.581.537**	**40.559**	**5.622.096**
Directivo	17	15		32	1.209.828		1.209.828
Profesional y Técnico	93	74	9	176	3.860.335	35.217	3.895.552
Obrero	10	34		44	511.374	5.342	516.716
Personal Contratado	**130**	**126**		**256**	**7.417.230**		**7.417.230**
Profesional y Técnico	130	126		256	7.417.230		7.417.230
TOTAL	**250**	**249**	**9**	**508**	**12.998.767**	**40.559**	**13.039.326**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	40.310.398
4.02	Materiales, suministros y mercancías	4.281.000
4.03	Servicios no personales	5.818.549
4.04	Activos reales	450.000
	TOTAL	**50.859.947**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**50.859.947**
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.859.947
Del sector público	50.859.947
Transferencias corrientes internas recibidas del sector público	50.859.947
De la República	50.859.947
Ministerio del Poder Popular para el Comercio	50.859.947
Recursos Ordinarios	50.859.947
B. GASTOS CORRIENTES	**50.409.947**
GASTOS DE CONSUMO	50.409.947
Remuneraciones	40.310.398
Sueldos, salarios y otras retribuciones	13.013.767
Beneficios y complementos de sueldos y salarios	16.762.246
Aportes patronales	1.473.193
Prestaciones sociales y otras indemnizaciones	4.195.847
Asistencia socioeconómica	4.865.345
Compra de Bienes y servicios	10.099.549
Bienes de consumo	4.281.000
Servicios no personales	5.818.549
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**450.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**450.000**
RECURSOS PROPIOS DE CAPITAL	450.000
Ahorro/ Desahorro en Cuenta Corriente	450.000
B. GASTOS DE CAPITAL	**450.000**
INVERSIÓN REAL DIRECTA	450.000
Formación Bruta de Capital Fijo	450.000
Maquinaria, equipos y otros bienes muebles	450.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

54

Ministerio del Poder Popular para la Salud

A0025
Instituto Autónomo
Hospital Universitario de Caracas
(HUC)

INSTITUTO AUTÓNOMO HOSPITAL UNIVERSITARIO DE CARACAS (HUC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Autónomo Hospital Universitario de Caracas, es una de las mejores instituciones con que cuenta el país, a la que, sin pretender llegar a exagerar, se le puede aplicar el sello de la excelencia por sus instalaciones, por sus equipos y por la calidad de su grupo profesional. Y es que la afirmación está plenamente respaldada por el simple hecho de la creciente demanda de servicios médicos por parte de la población en general; aunque nuestra ubicación y ámbito de aplicación es el área metropolitana de Caracas atendemos pacientes referidos de cualquier rincón de nuestra geografía nacional. Ciertamente este Hospital cuenta con una gran edificación que alberga un cuerpo médico de primera calidad y categoría científica; cuenta con los equipos, así como también con laboratorios y unidades para la práctica de los exámenes más sofisticados e indispensables y, en fin cuenta con el recurso humano y tecnológico para la práctica de una medicina acorde con los principios de los grandes centros científicos, provenientes tanto de los Estados Unidos de Norte América como de los países de Europa Occidental. Es por esto que los médicos nacionales gozan de la seguridad de estar científica y técnicamente actualizados y en consecuencia el paciente goza de la garantía de ser atendido con un equipo profesional altamente entrenado y equipos de la mas avanzada tecnología.

Según su estatuto el Hospital Universitario de Caracas tiene como propósito fundamental obtener una elevada eficiencia asistencial y ofrecer las máximas facilidades docentes y de investigación. Específicamente, esta Institución se destina a la asistencia de enfermos, prevención de enfermedades (poniendo en práctica la medicina preventiva) y sede de la correspondiente docencia de la Facultad de Medicina de la Universidad Central de Venezuela.

El Instituto Autónomo Hospital Universitario de Caracas, dando cumplimiento, en primer lugar, al conjunto de derechos en el ámbito de la salud consagrados en la Constitución de la República Bolivariana de Venezuela, y en segundo lugar a los lineamientos generales del Plan de Desarrollo Económico y Social de la Nación 2007 – 2013, específicamente en lo que se refiere a la construcción de la suprema Felicidad Social, a través de la profundización en la atención integral de salud en forma universal; se ha planteado llevar a cabo la atención integral al paciente que solicite atención médica. Esperamos para el año 2010 poder atender un total de 378.513 pacientes a través de los diferentes servicios médicos que conforman la estructura hospitalaria de este centro. Esta atención integral comprende el suministro de forma oportuna y precisa, así como los insumos médicos quirúrgicos necesarios, la realización de los estudios especializados requeridos (resonancia, tomografía, radiografías, ultrasonidos, laboratorios, etc.), todo esto con el propósito fundamental de presentarle al paciente un servicio de calidad.

Para el año 2010 tiene asignado un presupuesto de Bs. 380.477.559, con lo cual espera cumplir a cabalidad su misión.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**374.948.360**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	417.516
Venta de servicios	417.516
INGRESOS DE OPERACIÓN	2.190.250
Otros ingresos de operación	2.190.250
TRANSFERENCIAS Y DONACIONES CORRIENTES	372.340.594
Del sector público	372.340.594
Transferencias corrientes internas recibidas del sector público	372.340.594
De la República	372.340.594
FUENTES DE FINANCIAMIENTO	**5.529.199**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**5.529.199**
Disminución de otros activos financieros	5.529.199
Disminución de disponibilidades	5.529.199
Disminución de caja	9.952
Disminución de Bancos	5.519.247
TOTAL RECURSOS	**380.477.559**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**369.853.345**
GASTOS DE CONSUMO	344.921.731
Remuneraciones	294.970.421
Sueldos, salarios y otras retribuciones	86.346.939
Beneficios y complementos de sueldos y salarios	143.789.619
Aportes patronales	11.765.658
Prestaciones sociales y otras indemnizaciones	19.571.034
Asistencia socioeconómica	33.497.171
Compra de Bienes y servicios	49.951.310
Bienes de consumo	39.632.058
Servicios no personales	10.319.252
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.931.614
Al sector privado	24.821.553
Transferencias corrientes al sector privado	24.121.553
Directas a personas	24.121.553
Pensiones y otros beneficios asociados	1.130.481
Jubilaciones y otros beneficios asociados	22.671.472
Otras transferencias directas a personas	319.600
Donaciones corrientes al sector privado	700.000
Donaciones a personas	700.000
Al sector público	110.061
Transferencias corrientes al sector público	110.061
A instituciones de protección social	110.061

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**5.095.015**
INVERSION REAL DIRECTA	**5.095.015**
Formación Bruta de Capital Fijo	5.095.015
Maquinaria, equipos y otros bienes muebles	5.095.015
APLICACIONES FINANCIERAS	**5.529.199**
DISMINUCION DE PASIVOS	**5.529.199**
Disminución de cuentas y efectos por pagar	5.529.199
Disminución de cuentas y efectos por pagar a corto plazo	5.529.199
Disminución de aportes patronales y retenciones laborales por pagar	2.001.570
Disminución cuentas por pagar a proveedores a corto plazo	3.527.629
TOTAL GASTOS	**380.477.559**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106229	Atención Integral, Oportuna y Gratuita al Paciente que Ingresa a los Diferentes Servicios Médicos del Hospital Universitario de Caracas.	Paciente Atendido	227.109	151.404	378.513	2.607.766	232.734.526			235.342.292
	TOTAL					**2.607.766**	**232.734.526**			**235.342.292**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		101.940.718			101.940.718
02	Gestión Administrativa	5.529.199	13.863.397			19.392.596
03	Previsión y Protección Social		23.801.953			23.801.953
	TOTAL	**5.529.199**	**139.606.068**			**145.135.267**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.498**	**1.354**	**948**	**4.800**	**70.972.751**	**10.080.568**	**81.053.319**
Directivo	1	11		12	298.771		298.771
Profesional y Técnico	416	126	431	973	16.245.807	3.397.033	19.642.840
Personal Administrativo	363	109	219	691	8.028.559	1.673.166	9.701.725
Personal Médico	384	194	213	791	19.322.105		19.322.105
Obrero	1.334	914	85	2.333	27.077.509	5.010.369	32.087.878
Personal Contratado	**351**	**234**		**585**	**10.272.441**		**10.272.441**
Profesional y Técnico	351	234		585	10.272.441		10.272.441
TOTAL	**2.849**	**1.588**	**948**	**5.385**	**81.245.192**	**10.080.568**	**91.325.760**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**48**	**21**	**69**	**1.130.481**
Obreros	22	9	31	511.317
Empleados	26	12	38	619.164
Jubilados	**844**	**362**	**1.206**	**22.671.472**
Obreros	522	224	746	13.744.580
Empleados	322	138	460	8.926.892
TOTAL	**892**	**383**	**1.275**	**23.801.953**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	294.970.421
4.02	Materiales, suministros y mercancías	39.632.058
4.03	Servicios no personales	10.319.252
4.04	Activos reales	5.095.015
4.07	Transferencias y donaciones	24.931.614
4.11	Disminución de pasivos	5.529.199
	TOTAL	**380.477.559**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**374.948.360**
TRANSFERENCIAS Y DONACIONES CORRIENTES	372.340.594
Del sector público	372.340.594
Transferencias corrientes internas recibidas del sector público	372.340.594
De la República	372.340.594
Recursos Ordinarios	279.255.446
Gestión Fiscal	93.085.148
Ingresos por la venta de bienes y servicios de la administración pública	417.516
Venta de servicios	417.516
INGRESOS DE OPERACION	2.190.250
Otros ingresos de operación	2.190.250
B. GASTOS CORRIENTES	**370.982.191**
GASTOS DE CONSUMO	346.050.577
Remuneraciones	294.970.421
Sueldos, salarios y otras retribuciones	86.346.939
Beneficios y complementos de sueldos y salarios	143.789.619
Aportes patronales	11.765.658
Prestaciones sociales y otras indemnizaciones	19.571.034
Asistencia socioeconómica	33.497.171
Compra de Bienes y servicios	49.951.310
Bienes de consumo	39.632.058
Servicios no personales	10.319.252
Variación de existencias	1.128.846
De materias primas y materiales y suministros	1.128.846
TRANSFERENCIAS Y DONACIONES CORRIENTES	24.931.614
Al sector privado	24.821.553
Transferencias corrientes al sector privado	24.121.553
Directas a personas	24.121.553
Pensiones y otros beneficios asociados	1.130.481
Jubilaciones y otros beneficios asociados	22.671.472
Otras transferencias directas a personas	319.600
Donaciones corrientes al sector privado	700.000
Donaciones a personas	700.000
Al sector público	110.061
Transferencias corrientes al sector público	110.061
A instituciones de protección social	110.061
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**3.966.169**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**5.095.015**
RECURSOS PROPIOS DE CAPITAL	5.095.015
Ahorro/ Desahorro en Cuenta Corriente	3.966.169
Disminución de existencias	1.128.846
De materias primas, materiales y suministros	1.128.846

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**5.095.015**
INVERSIÓN REAL DIRECTA	5.095.015
Formación Bruta de Capital Fijo	5.095.015
Maquinaria, equipos y otros bienes muebles	5.095.015
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.529.199**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.529.199
Disminución de otros activos financieros	5.529.199
Disminución de disponibilidades	5.529.199
Disminución de caja	9.952
Disminución de Bancos	5.519.247
B. APLICACIONES FINANCIERAS	**5.529.199**
DISMINUCION DE PASIVOS	5.529.199
Disminución de cuentas y efectos por pagar	5.529.199
Disminución de cuentas y efectos por pagar a corto plazo	5.529.199
Disminución de aportes patronales y retenciones laborales por pagar	2.001.570
Disminución cuentas por pagar a proveedores a corto plazo	3.527.629

A0057
Instituto Nacional
de Nutrición
(INN)

INSTITUTO NACIONAL DE NUTRICIÓN (INN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Nutrición cumpliendo con su responsabilidad constitucional, garantizará el derecho de alimentación y nutrición de los requerimientos y necesidades de la población, con énfasis en los grupos vulnerables y los sectores más excluidos en el ámbito nacional, teniendo como premisa la dignificación de la atención de estos servicios. Dentro de sus pilares fundamentales se plantea la educación masiva y la protección alimentaria nutricional, cuyos resultados contribuyan a recuperar, mejorar o mantener su estado nutricional, alcanzar la adecuada y efectiva contraloría social, soberanía nutricional y por ende mejorar la calidad de vida de las comunidades, directamente entrelazadas con los comités de salud y consultorios populares de la Misión Barrio Adentro. En tal sentido, tiene previsto ejecutar los siguientes proyectos:

- Investigación y Monitoreo para la Acción en Nutrición; su objetivo general es detectar y determinar las necesidades nutricionales de la población venezolana y la composición química de los alimentos, mediante la investigación de correspondientes muestras representativas, a fin de realizar el seguimiento y control de los correctivos apropiados a las situaciones anómalas

- Nutrición para la Vida; su objetivo es fomentar en los ciudadanos (as) adecuados hábitos y cultura alimentaria nutricional así como estilos de vida saludables, mediante la difusión masiva de conocimientos y estrategias educativas que promuevan la participación comunitaria.

- Asistencia Nutricional especializada a la población venezolana vulnerable con riesgo nutricional a través de las Redes Nutricionales en el Ámbito Nacional; su objetivo es contribuir a mejorar la asistencia alimentaria de la población considerada con riesgo nutricional a través del suministro de un plan de dieta especial.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**386.652.406**
INGRESOS DE OPERACIÓN	500.000
Ingresos financieros de instituciones financieras	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	386.152.406
Del sector público	386.152.406
Transferencias corrientes internas recibidas del sector público	386.152.406
De la República	386.152.406
INGRESOS DE CAPITAL	**500.000**
RECURSOS PROPIOS DE CAPITAL	**500.000**
Incremento de la depreciación y amortización acumuladas	500.000
TOTAL RECURSOS	**387.152.406**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**365.638.795**
GASTOS DE CONSUMO	303.469.764
Remuneraciones	233.294.413
Sueldos, salarios y otras retribuciones	69.803.717
Beneficios y complementos de sueldos y salarios	87.986.612
Aportes patronales	11.700.724
Prestaciones sociales y otras indemnizaciones	29.470.480
Asistencia socioeconómica	33.932.872
Otros gastos de personal	400.008
Compra de Bienes y servicios	69.675.351
Bienes de consumo	28.689.038
Servicios no personales	40.986.313
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	62.169.031
Al sector privado	62.169.031
Transferencias corrientes al sector privado	61.639.031
Directas a personas	61.639.031
Pensiones y otros beneficios asociados	2.699.468
Jubilaciones y otros beneficios asociados	58.939.563
Donaciones corrientes al sector privado	530.000
Donaciones a personas	530.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**19.013.611**
INVERSION REAL DIRECTA	**19.013.611**
Formación Bruta de Capital Fijo	19.013.611
Edificios e instalaciones	19.013.611
APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCION DE PASIVOS	**2.500.000**
Disminución de cuentas y efectos por pagar	2.500.000
Disminución de cuentas y efectos por pagar a corto plazo	2.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.500.000
TOTAL GASTOS	**387.152.406**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106457	Nutrición para la Vida	Persona Informada y Pesquisada			5.990.978		123.385.860			123.385.860
106520	Investigación y Monitoreo para la Acción en Nutrición.	Evaluación Alimentaria y Nutricional			1.443.050		58.657.096			58.657.096
106568	Asistencia Nutricional Especializada a la Población Venezolana Vulnerable.	Persona Atendida			55.000		105.452.001			105.452.001
TOTAL							287.494.957			287.494.957

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		22.952.567			22.952.567
02	Gestión Administrativa	1.000.000	16.185.516			17.185.516
03	Previsión y Protección Social		59.519.366			59.519.366
	TOTAL	**1.000.000**	**98.657.449**			**99.657.449**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**3.716**	**2.368**		**6.084**	**62.033.440**	**11.711.240**	**73.744.680**
Directivo	40	13		53	525.204	145.107	670.311
Profesional y Técnico	317	105		422	4.181.811	1.155.386	5.337.197
Personal Administrativo	970	332		1.302	15.062.449	4.161.579	19.224.028
Obrero	2.389	1.918		4.307	42.263.976	6.249.168	48.513.144
Personal Contratado	**239**	**129**		**368**	**6.554.868**		**6.554.868**
Profesional y Técnico	239	129		368	6.554.868		6.554.868
TOTAL	**3.955**	**2.497**		**6.452**	**68.588.308**	**11.711.240**	**80.299.548**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**65**	**98**	**163**	**2.699.468**
Empleados	65	98	163	2.699.468
Jubilados	**2.426**	**1.307**	**3.733**	**58.939.563**
Empleados	2.426	1.307	3.733	58.939.563
TOTAL	**2.491**	**1.405**	**3.896**	**61.639.031**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	233.294.413
4.02	Materiales, suministros y mercancías	28.689.038
4.03	Servicios no personales	40.986.313
4.04	Activos reales	19.013.611
4.07	Transferencias y donaciones	62.169.031
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	2.500.000
	TOTAL	**387.152.406**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**386.652.406**
TRANSFERENCIAS Y DONACIONES CORRIENTES	386.152.406
Del sector público	386.152.406
Transferencias corrientes internas recibidas del sector público	386.152.406
De la República	386.152.406
Recursos Ordinarios	289.614.305
Gestión Fiscal	96.538.101
INGRESOS DE OPERACION	500.000
Ingresos financieros de instituciones financieras	500.000
B. GASTOS CORRIENTES	**365.638.795**
GASTOS DE CONSUMO	303.469.764
Remuneraciones	233.294.413
Sueldos, salarios y otras retribuciones	69.803.717
Beneficios y complementos de sueldos y salarios	87.986.612
Aportes patronales	11.700.724
Prestaciones sociales y otras indemnizaciones	29.470.480
Asistencia socioeconómica	33.932.872
Otros gastos de personal	400.008
Compra de Bienes y servicios	69.675.351
Bienes de consumo	28.689.038
Servicios no personales	40.986.313
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	62.169.031
Al sector privado	62.169.031
Transferencias corrientes al sector privado	61.639.031
Directas a personas	61.639.031
Pensiones y otros beneficios asociados	2.699.468
Jubilaciones y otros beneficios asociados	58.939.563
Donaciones corrientes al sector privado	530.000
Donaciones a personas	530.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**21.013.611**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**21.513.611**
RECURSOS PROPIOS DE CAPITAL	21.513.611
Ahorro/ Desahorro en Cuenta Corriente	21.013.611
Incremento de la depreciación y amortización acumuladas	500.000
B. GASTOS DE CAPITAL	**19.013.611**
INVERSIÓN REAL DIRECTA	19.013.611
Formación Bruta de Capital Fijo	19.013.611
Edificios e instalaciones	19.013.611
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.500.000**
SUPERÁVIT FINANCIERO	2.500.000
B. APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCION DE PASIVOS	2.500.000
Disminución de cuentas y efectos por pagar	2.500.000
Disminución de cuentas y efectos por pagar a corto plazo	2.500.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	2.500.000

A0061
Instituto Nacional
de Higiene "Rafael Rangel"
(INHRR)

INSTITUTO NACIONAL DE HIGIENE "RAFAEL RANGEL" (INHRR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En el año 2010, el Instituto está orientado a fortalecer el crecimiento de sus cuatro líneas de acción a través de la participación activa en el Plan Estratégico Social de Fortalecimiento y Modernzización que contempla el Estado venezolano para el Sector Salud, mediante la ejecución de los siguientes proyectos:

- Puesta en Marcha del Centro de Investigación y Desarrollo de Vacunas, Producción de Inmunobiológicos e Insumos Relacionados.
- Vigilancia Sanitaria de Productos de Uso y Consumo Humano con Fines de Registro Sanitario y Control.
- Servicios Gratuitos de Diagnóstico y/o Seguimiento de Enfermedades Transmisibles a Nivel Nacional
- Formación y Capacitación de Recurso Humano Especializado, y Desarrollo de Investigaciones Aplicadas en las Áreas de Registro y Control de Productos de Uso y Consumo Humano, Producción de Biológicos y Diagnósticos de Enfermedades transmisibles

Las acciones específicas se orientan a:

- Transferencia de tecnología, conocimiento y dotación de reactivos a los laboratorios integrados a la Red de Laboratorio de Diagnóstico de Salud Pública a nivel nacional, para el diagnóstico y vigilancia epidemiológica de enfermedades emergentes y reemergentes, así como también, para determinar pacientes con VIH (+) siendo sus costos garantizados por el Convenio Cuba- Venezuela y por el Instituto Nacional de Higiene "Rafael Rangel".

- Atención gratuita, a los pacientes infectados por el Virus de Inmunodeficiencia Humana (VIH), el cual se efectúa a través de las determinaciones de inmunofenotipaje, carga viral y recientemente con las pruebas de resistencias a los medicamentos antirretrovirales, cuyo costo a nivel de instituciones privadas, son inaccesibles por la mayoría de la población afectada, siendo el Instituto Nacional de Higiene "Rafael Rangel", el único que los ofrece gratuitamente.

- Formación de Profesionales Universitario, del área de la salud, en micología médica, capacitándolos en la prevención, diagnóstico, tratamiento y seguimiento de la micosis y en vigilancia sanitaria de medicamentos capacitándolos en coordinación, regulación, evaluación, vigilancia y seguimiento técnico-científico del registro y control de medicamento; de acuerdo a los avances de la ciencia y las normas nacionales e internacionales vigentes a través de los post grado de micología médica y vigilancia sanitaria de medicamentos, así como también mediante cursos no conducentes a grados académicos tales como: antibioterrorismo ante la amenaza mundial (internacional), buenas practicas de manufacturas de medicamentos, registro y control de medicamentos (internacional), enfermedades nuevas, emergentes y reemergentes (internacional), teórico- práctico de diagnóstico, vigilancia y control epidemiológico de la leptospirosis entre otros.

- Vigilancia Sanitaria de los Productos de Uso y Consumo Humano, a fin de proteger y fomentar la salud de la población venezolana, mediante la evaluación integral de vacunas, derivados sanguíneos, biológicos terapéuticos, materiales médicos de origen biológicos, kits biológicos de diagnósticos; así como, ensayos fisicoquímico, microbiológicos y toxicológicos de los productos alimenticios, productos farmacéuticos, naturales, paramédicos y cosméticos, que se comercializan en el país con fines de registro y control sanitario. y además, los análisis fisicoquímicos al cigarrillo y productos derivados

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**132.173.432**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	6.819.868
Venta de bienes	2.928.549
Venta de servicios	2.479.826
Venta de otros bienes y servicios	1.411.493
INGRESOS DE LA PROPIEDAD	15.633.756
Intereses	15.633.756
Intereses internos	15.633.756
Intereses por depósitos	15.633.756
TRANSFERENCIAS Y DONACIONES CORRIENTES	109.719.808
Del sector público	109.719.808
Transferencias corrientes internas recibidas del sector público	109.719.808
De la República	109.719.808
INGRESOS DE CAPITAL	**48.821.310**
RECURSOS PROPIOS DE CAPITAL	**1.094.364**
Incremento de la depreciación y amortización acumuladas	1.094.364
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**47.726.946**
Transferencias de capital recibidas del sector público	47.726.946
De la República	47.726.946
TOTAL RECURSOS	**180.994.742**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**120.252.054**
GASTOS DE CONSUMO	105.836.547
Remuneraciones	70.749.647
Sueldos, salarios y otras retribuciones	15.224.849
Beneficios y complementos de sueldos y salarios	36.191.152
Aportes patronales	2.588.443
Prestaciones sociales y otras indemnizaciones	3.680.080
Asistencia socioeconómica	12.078.907
Otros gastos de personal	986.216
Compra de Bienes y servicios	33.992.536
Bienes de consumo	21.888.440
Servicios no personales	12.104.096
Depreciación y amortización	1.094.364
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.415.507
Al sector privado	14.415.507
Transferencias corrientes al sector privado	13.683.207
Directas a personas	13.486.467
Pensiones y otros beneficios asociados	2.738.590
Jubilaciones y otros beneficios asociados	10.747.877
A instituciones sin fines de lucro	181.140
Otras transferencias corrientes internas al sector privado	15.600
Donaciones corrientes al sector privado	732.300
Donaciones a personas	723.240
Donaciones a instituciones sin fines de lucro	9.060

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**60.742.688**
INVERSION REAL DIRECTA	**60.742.688**
Formación Bruta de Capital Fijo	60.695.656
Edificios e instalaciones	2.847.140
Maquinaria, equipos y otros bienes muebles	10.896.604
Construcciones de bienes de dominio privado	35.953.551
Producción propia	10.998.361
Remuneraciones	930.594
Sueldos, salarios y otras retribuciones	930.594
Compra de Bienes y servicios	10.067.767
Bienes de consumo	2.895.009
Servicios no personales	7.172.758
Bienes intangibles	47.032
TOTAL GASTOS	**180.994.742**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106117	Puesta en Marcha del Centro de Investigación y Desarrollo de Vacunas, Producción de Inmunobiológicos e Insumos Relacionados	Unidad			90	4.148.942	65.819.632			69.968.574
106289	Servicios Gratuitos de Diagnóstico y/o Seguimiento de Enfermedades Transmisibles a Nivel Nacional	Examen			583.000	3.353.629	20.844.115			24.197.744
106302	Vigilancia Sanitaria de Productos de Uso y Consumo Humano con Fines de Registro Sanitario y Control	Análisis			74.326	3.039.202	23.279.834			26.319.036
106310	Formación y Capacitación de Recurso Humano Especializado, y Desarrollo de Investigaciones Aplicadas en las Áreas de Registro y Control de Productos de Uso y Consumo Humano, Producción de Biológicos y Diagnósticos de Enfermedades transmisibles	Persona Capacitada			614	2.219.852	1.042.445			3.262.297
	TOTAL					12.761.625	110.986.026			123.747.651

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		23.988.843			23.988.843
02	Gestión Administrativa	1.094.364	18.677.417			19.771.781
03	Previsión y Protección Social	9.691.999	3.794.468			13.486.467
	TOTAL	10.786.363	46.460.728	-		57.247.091

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**611**	**223**		**834**	**9.698.522**	**3.123.719**	**12.822.241**
Directivo	10	4		14	333.661	59.186	392.847
Profesional y Técnico	390	59		449	5.989.775	1.782.988	7.772.763
Personal Administrativo	123	20		143	1.154.529	477.284	1.631.813
Personal Médico	27	7		34	481.212	94.278	575.490
Obrero	61	133		194	1.739.345	709.983	2.449.328
Personal Contratado	**106**	**89**		**195**	**4.390.680**		**4.390.680**
Personal Administrativo	106	89		195	4.390.680		4.390.680
TOTAL	**717**	**312**		**1.029**	**14.089.202**	**3.123.719**	**17.212.921**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**27**	**9**	**36**	**2.738.590**
Obreros	19	8	27	1.989.404
Empleados	8	1	9	749.186
Jubilados	**140**	**54**	**194**	**10.747.877**
Obreros	20	22	42	2.518.645
Empleados	120	32	152	8.229.232
TOTAL	**167**	**63**	**230**	**13.486.467**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	71.680.241
4.02	Materiales, suministros y mercancías	24.783.449
4.03	Servicios no personales	19.276.854
4.04	Activos reales	49.744.327
4.07	Transferencias y donaciones	14.415.507
4.08	Otros gastos	1.094.364
	TOTAL	**180.994.742**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**132.173.432**
TRANSFERENCIAS Y DONACIONES CORRIENTES	109.719.808
Del sector público	109.719.808
Transferencias corrientes internas recibidas del sector público	109.719.808
De la República	109.719.808
Recursos Ordinarios	70.358.119
Gestión Fiscal	39.361.689
Ingresos por la venta de bienes y servicios de la administración pública	6.819.868
Venta de bienes	2.928.549
Venta de servicios	2.479.826
Venta de otros bienes y servicios	1.411.493
INGRESOS DE LA PROPIEDAD	15.633.756
Intereses	15.633.756
Intereses internos	15.633.756
Intereses por depósitos	15.633.756
B. GASTOS CORRIENTES	**120.252.054**
GASTOS DE CONSUMO	105.836.547
Remuneraciones	70.749.647
Sueldos, salarios y otras retribuciones	15.224.849
Beneficios y complementos de sueldos y salarios	36.191.152
Aportes patronales	2.588.443
Prestaciones sociales y otras indemnizaciones	3.680.080
Asistencia socioeconómica	12.078.907
Otros gastos de personal	986.216
Compra de Bienes y servicios	33.992.536
Bienes de consumo	21.888.440
Servicios no personales	12.104.096
Depreciación y amortización	1.094.364
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.415.507
Al sector privado	14.415.507
Transferencias corrientes al sector privado	13.683.207
Directas a personas	13.486.467
Pensiones y otros beneficios asociados	2.738.590
Jubilaciones y otros beneficios asociados	10.747.877
A instituciones sin fines de lucro	181.140
Otras transferencias corrientes internas al sector privado	15.600
Donaciones corrientes al sector privado	732.300
Donaciones a personas	723.240
Donaciones a instituciones sin fines de lucro	9.060
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**11.921.378**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**60.742.688**
RECURSOS PROPIOS DE CAPITAL	13.015.742
Ahorro/ Desahorro en Cuenta Corriente	11.921.378
Incremento de la depreciación y amortización acumuladas	1.094.364

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES DE CAPITAL	47.726.946
Transferencias de capital recibidas del sector público	47.726.946
De la República	47.726.946
Recursos Ordinarios	47.726.946
B. GASTOS DE CAPITAL	**60.742.688**
INVERSIÓN REAL DIRECTA	60.742.688
Formación Bruta de Capital Fijo	60.695.656
Edificios e instalaciones	2.847.140
Maquinaria, equipos y otros bienes muebles	10.896.604
Construcciones de bienes de dominio privado	35.953.551
Producción propia (Gastos Capitalizables)	10.998.361
Remuneraciones	930.594
Sueldos, salarios y otras retribuciones	930.594
Bienes y servicios	10.067.767
Bienes de consumo	2.895.009
Servicios no personales	7.172.758
Bienes intangibles	47.032
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0119
Servicio Autónomo
Servicio de Elaboraciones Farmacéuticas
(SEFAR)

SERVICIO AUTÓNOMO SERVICIO DE ELABORACIONES FARMACÉUTICAS (SEFAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

SEFAR es una institución cuyo objetivo es el suministro y producción de medicamentos e insumos para el Sistema Público Nacional de Salud (SPNS). Como Servicio Autónomo adscrito al Ministerio del Poder Popular para la Salud, tiene la misión de garantizar el acceso a medicamentos esenciales de alta calidad, suministrados bajo el esquema de racionalidad terapéutica, a los pacientes atendidos en el Sistema de Salud Pública y el abastecimiento de insumos al más bajo costo.

Para el año 2010, tiene previsto continuar con la ejecución del Proyecto Producción y Dotación de Medicamentos Genéricos a la Población Venezolana, el cual busca satisfacer la demanda de medicamentos genéricos a través de la producción de productos que cubren patologías clasificadas como emergentes y de alto impacto social a la población.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**138.370.227**
TRANSFERENCIAS Y DONACIONES CORRIENTES	138.370.227
Del sector público	138.370.227
Transferencias corrientes internas recibidas del sector público	138.370.227
De la República	138.370.227
INGRESOS DE CAPITAL	**718.800**
RECURSOS PROPIOS DE CAPITAL	**718.800**
Incremento de la depreciación y amortización acumuladas	718.800
TOTAL RECURSOS	**139.089.027**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**116.157.170**
GASTOS DE CONSUMO	115.891.170
Remuneraciones	35.720.022
Sueldos, salarios y otras retribuciones	11.758.000
Beneficios y complementos de sueldos y salarios	16.022.892
Aportes patronales	1.254.586
Prestaciones sociales y otras indemnizaciones	2.285.560
Asistencia socioeconómica	4.293.984
Otros gastos de personal	105.000
Compra de Bienes y servicios	79.452.348
Bienes de consumo	68.278.583
Servicios no personales	11.173.765
Depreciación y amortización	718.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	266.000
Al sector privado	266.000
Transferencias corrientes al sector privado	216.000
Directas a personas	216.000
Jubilaciones y otros beneficios asociados	216.000
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
GASTOS DE CAPITAL	**22.931.857**
INVERSION REAL DIRECTA	**22.931.857**
Formación Bruta de Capital Fijo	22.711.857
Maquinaria, equipos y otros bienes muebles	21.441.857
Construcciones de bienes de dominio privado	1.270.000
Bienes intangibles	220.000
TOTAL GASTOS	**139.089.027**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106317	Producción y Dotación de Medicamentos Genéricos a la Población Venezolana.	Unidad			22.396.000		116.519.178			116.519.178
TOTAL							**116.519.178**			**116.519.178**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		15.405.214			15.405.214
02	Gestión Administrativa	718.800	6.229.835			6.948.635
03	Previsión y Protección Social		216.000			216.000
TOTAL		**718.800**	**21.851.049**			**22.569.849**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**58**	**64**		**122**	**1.880.000**	**290.000**	**2.170.000**
Directivo	9	4		13	349.860	39.984	389.844
Profesional y Técnico	18	14		32	340.200	38.880	379.080
Personal Administrativo	12	10		22	359.940	41.136	401.076
Obrero	19	36		55	830.000	170.000	1.000.000
Personal Contratado	**258**	**500**		**758**	**9.853.000**		**9.853.000**
Profesional y Técnico	187	361		548	6.623.000		6.623.000
Obrero	71	139		210	3.230.000		3.230.000
TOTAL	**316**	**564**		**880**	**11.733.000**	**290.000**	**12.023.000**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**8**	**2**	**10**	**216.000**
Obreros	2	1	3	64.800
Empleados	6	1	7	151.200
TOTAL	**8**	**2**	**10**	**216.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	35.720.022
4.02	Materiales, suministros y mercancías	68.278.583
4.03	Servicios no personales	11.173.765
4.04	Activos reales	22.931.857
4.07	Transferencias y donaciones	266.000
4.08	Otros gastos	718.800
	TOTAL	**139.089.027**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**138.370.227**
TRANSFERENCIAS Y DONACIONES CORRIENTES	138.370.227
Del sector público	138.370.227
Transferencias corrientes internas recibidas del sector público	138.370.227
De la República	138.370.227
Recursos Ordinarios	103.777.670
Gestión Fiscal	34.592.557
B. GASTOS CORRIENTES	**116.157.170**
GASTOS DE CONSUMO	115.891.170
Remuneraciones	35.720.022
Sueldos, salarios y otras retribuciones	11.758.000
Beneficios y complementos de sueldos y salarios	16.022.892
Aportes patronales	1.254.586
Prestaciones sociales y otras indemnizaciones	2.285.560
Asistencia socioeconómica	4.293.984
Otros gastos de personal	105.000
Compra de Bienes y servicios	79.452.348
Bienes de consumo	68.278.583
Servicios no personales	11.173.765
Depreciación y amortización	718.800
TRANSFERENCIAS Y DONACIONES CORRIENTES	266.000
Al sector privado	266.000
Transferencias corrientes al sector privado	216.000
Directas a personas	216.000
Jubilaciones y otros beneficios asociados	216.000
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**22.213.057**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**22.931.857**
RECURSOS PROPIOS DE CAPITAL	22.931.857
Ahorro/ Desahorro en Cuenta Corriente	22.213.057
Incremento de la depreciación y amortización acumuladas	718.800
B. GASTOS DE CAPITAL	**22.931.857**
INVERSIÓN REAL DIRECTA	22.931.857
Formación Bruta de Capital Fijo	22.711.857
Maquinaria, equipos y otros bienes muebles	21.441.857
Construcciones de bienes de dominio privado	1.270.000
Bienes intangibles	220.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0153

Servicio Autónomo

Hospital Universitario de Maracaibo

(SAHUM)

SERVICIO AUTÓNOMO HOSPITAL UNIVERSITARIO DE MARACAIBO (SAHUM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El objetivo del Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM) es proporcionar servicios de salud a la población del área de influencia y demandante de Hospital en los aspectos preventivos, curativos, promoción y rehabilitación de los grupos de usuarios con ayuda de los servicios auxiliares y de apoyo al diagnóstico.

En este sentido, para el año 2010 ejecutará el Proyecto "Atención Integral a los Pacientes que Acuden a los Servicios Prestados por el Servicio Autónomo Hospital Universitario de Maracaibo" el cual tiene como objetivo incrementar el nivel de atención en las diferentes patologías de los pacientes que acuden al Organismo. Tiene una meta para el 2010 de 219.726 pacientes atendidos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**287.835.841**
TRANSFERENCIAS Y DONACIONES CORRIENTES	287.835.841
Del sector público	287.835.841
Transferencias corrientes internas recibidas del sector público	287.835.841
De la República	287.835.841
INGRESOS DE CAPITAL	**303.506**
RECURSOS PROPIOS DE CAPITAL	**303.506**
Incremento de la depreciación y amortización acumuladas	303.506
TOTAL RECURSOS	**288.139.347**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**285.104.288**
GASTOS DE CONSUMO	285.104.288
Remuneraciones	183.408.970
Sueldos, salarios y otras retribuciones	53.893.305
Beneficios y complementos de sueldos y salarios	73.608.316
Aportes patronales	8.253.338
Prestaciones sociales y otras indemnizaciones	18.954.952
Asistencia socioeconómica	26.724.925
Otros gastos de personal	1.974.134
Compra de Bienes y servicios	101.391.812
Bienes de consumo	84.067.771
Servicios no personales	17.324.041
Depreciación y amortización	303.506
GASTOS DE CAPITAL	**3.035.059**
INVERSION REAL DIRECTA	**3.035.059**
Formación Bruta de Capital Fijo	3.035.059
Maquinaria, equipos y otros bienes muebles	2.435.059
Construcciones de bienes de dominio privado	600.000
TOTAL GASTOS	**288.139.347**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
105979	Atención Integral a los Pacientes que Acuden a los Servicios Prestados por el Servicio Autónomo Hospital Universitario de Maracaibo.	Paciente Atendido	109.863	109.863	219.726		240.975.850			240.975.850
	TOTAL						240.975.850			240.975.850

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		32.241.942			32.241.942
02	Gestión Administrativa	303.506	14.618.049			14.921.555
	TOTAL	303.506	46.859.991			47.163.497

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.657**	**806**		**2.463**	**37.662.495**	**2.720.200**	**40.382.695**
Directivo	1	1		2	37.734	2.594	40.328
Profesional y Técnico	480	176		656	14.263.287	980.593	15.243.880
Personal Administrativo	87	30		117	2.207.414	151.758	2.359.172
Personal Médico	278	106		384	7.244.847	498.080	7.742.927
Obrero	811	493		1.304	13.909.213	1.087.175	14.996.388
Personal Contratado	**288**	**209**		**497**	**7.264.622**		**7.264.622**
Profesional y Técnico	123	54		177	3.005.348		3.005.348
Personal Administrativo	36	14		50	825.646		825.646
Personal Médico	68	35		103	1.700.828		1.700.828
Obrero	61	106		167	1.732.800		1.732.800
TOTAL	**1.945**	**1.015**		**2.960**	**44.927.117**	**2.720.200**	**47.647.317**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	183.408.970
4.02	Materiales, suministros y mercancías	84.067.771
4.03	Servicios no personales	17.324.041
4.04	Activos reales	3.035.059
4.08	Otros gastos	303.506
	TOTAL	**288.139.347**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**287.835.841**
TRANSFERENCIAS Y DONACIONES CORRIENTES	287.835.841
Del sector público	287.835.841
Transferencias corrientes internas recibidas del sector público	287.835.841
De la República	287.835.841
Recursos Ordinarios	215.876.880
Gestión Fiscal	71.958.961
B. GASTOS CORRIENTES	**285.104.288**
GASTOS DE CONSUMO	285.104.288
Remuneraciones	183.408.970
Sueldos, salarios y otras retribuciones	53.893.305
Beneficios y complementos de sueldos y salarios	73.608.316
Aportes patronales	8.253.338
Prestaciones sociales y otras indemnizaciones	18.954.952
Asistencia socioeconómica	26.724.925
Otros gastos de personal	1.974.134
Compra de Bienes y servicios	101.391.812
Bienes de consumo	84.067.771
Servicios no personales	17.324.041
Depreciación y amortización	303.506
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.731.553**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.035.059**
RECURSOS PROPIOS DE CAPITAL	3.035.059
Ahorro/ Desahorro en Cuenta Corriente	2.731.553
Incremento de la depreciación y amortización acumuladas	303.506
B. GASTOS DE CAPITAL	**3.035.059**
INVERSIÓN REAL DIRECTA	3.035.059
Formación Bruta de Capital Fijo	3.035.059
Maquinaria, equipos y otros bienes muebles	2.435.059
Construcciones de bienes de dominio privado	600.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0181
Servicio Autónomo
Instituto de Biomedicina

SERVICIO AUTÓNOMO INSTITUTO DE BIOMEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Considerando que la salud es uno de los derechos sociales fundamentales consagrados en la carta magna, la cual establece que el Sistema Publico Nacional de Salud dará prioridad a la promoción de la salud y a la prevención de las enfermedades, garantizando el tratamiento oportuno y rehabilitación de calidad; se destaca la importancia de la permanencia de instituciones que acometan esta estratégica labor y es allí, donde el Servicio Autónomo Instituto de Biomedicina (SAIB) cobra un sentido significativo para el país, con proyección internacional.

Es de hacer notar que este Servicio Autónomo adscrito al Ministerio del Poder Popular para la Salud funciona como centro para la investigación y adiestramiento en lepra y enfermedades tropicales de la Organización Mundial de la Salud (**OMS**) y es responsable desde el punto de vista normativo y de apoyo logístico, de los servicios de dermatología sanitaria distribuidos a escala nacional.

En este sentido, el SAIB realiza el estudio y control de enfermedades endémicas, desde el punto de vista asistencial y epidemiológico, asociado al desarrollo de la docencia y la investigación científica, enmarcando su acción en las siguientes áreas:

- Enfermedades endémicas (lepra, leishmaniasis, oncosercosis, chagas, micosis, enfermedades gastrointestinales de la infancia, parasitosis, psoriasis, alergias, cáncer de la piel, trastornos pigmentarios, dermatología general y cirugía dermatológica)
- Otros problemas de salud (tuberculosis, dengue y otras enfermedades virales)
- Desarrollo de importantes estudios e investigaciones científicas en áreas de apoyo técnico en salud (epidemiología, sistemas de información en salud, sistemas de información geográfica, gerencia en salud y salud internacional)
- Programas de pregrado y de postgrado (especializaciones, maestría y proyectos de doctorado en ciencias biomédicas).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**14.529.264**
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.149.854
Del sector público	14.149.854
Transferencias corrientes internas recibidas del sector público	14.149.854
De la República	14.149.854
OTROS INGRESOS	379.410
Otros ingresos ordinarios	379.410
TOTAL RECURSOS	**14.529.264**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.497.444**
GASTOS DE CONSUMO	14.497.444
Remuneraciones	13.946.090
Sueldos, salarios y otras retribuciones	4.148.770
Beneficios y complementos de sueldos y salarios	6.515.574
Aportes patronales	706.623
Prestaciones sociales y otras indemnizaciones	1.425.982
Asistencia socioeconómica	1.149.141
Compra de Bienes y servicios	551.354
Bienes de consumo	60.000
Servicios no personales	491.354
APLICACIONES FINANCIERAS	**31.820**
DISMINUCION DE PASIVOS	**31.820**
Disminución de cuentas y efectos por pagar	31.820
Disminución de cuentas y efectos por pagar a corto plazo	31.820
Disminución de sueldos, salarios y otras remuneraciones por pagar	31.820
TOTAL GASTOS	**14.529.264**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106294	Atención Integral a los Pacientes con Enfermedades Endémicas y Dermatológicas en el Ámbito Nacional.	Consulta			30.000		9.147.456			9.147.456
TOTAL							**9.147.456**			**9.147.456**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	347.590	5.002.398			5.349.988
02	Gestión Administrativa	31.820				31.820
TOTAL		**379.410**	**5.002.398**			**5.381.808**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**86**	**122**		**208**	**3.588.394**	**630.539**	**4.218.933**
Directivo		1		1	40.428		40.428
Profesional y Técnico	20	27		47	1.471.731	253.145	1.724.876
Personal Administrativo	25	55		80	547.229	136.147	683.376
Personal de Investigación	6	2		8	263.956	75.134	339.090
Personal Médico	5	6		11	531.186	25.850	557.036
Obrero	30	31		61	733.864	140.263	874.127
Personal Contratado	**25**	**5**		**30**	**560.376**		**560.376**
Profesional y Técnico	21	3		24	446.652		446.652
Personal de Investigación	2	1		3	78.876		78.876
Obrero	2	1		3	34.848		34.848
TOTAL	**111**	**127**		**238**	**4.148.770**	**630.539**	**4.779.309**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	13.946.090
4.02	Materiales, suministros y mercancías	60.000
4.03	Servicios no personales	491.354
4.11	Disminución de pasivos	31.820
	TOTAL	**14.529.264**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**14.529.264**
TRANSFERENCIAS Y DONACIONES CORRIENTES	14.149.854
Del sector público	14.149.854
Transferencias corrientes internas recibidas del sector público	14.149.854
De la República	14.149.854
Recursos Ordinarios	10.612.391
Gestión Fiscal	3.537.463
OTROS INGRESOS	379.410
Otros ingresos ordinarios	379.410
B. GASTOS CORRIENTES	**14.497.444**
GASTOS DE CONSUMO	14.497.444
Remuneraciones	13.946.090
Sueldos, salarios y otras retribuciones	4.148.770
Beneficios y complementos de sueldos y salarios	6.515.574
Aportes patronales	706.623
Prestaciones sociales y otras indemnizaciones	1.425.982
Asistencia socioeconómica	1.149.141
Compra de Bienes y servicios	551.354
Bienes de consumo	60.000
Servicios no personales	491.354
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**31.820**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**31.820**
RECURSOS PROPIOS DE CAPITAL	31.820
Ahorro/ Desahorro en Cuenta Corriente	31.820
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**31.820**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**31.820**
SUPERÁVIT FINANCIERO	31.820
B. APLICACIONES FINANCIERAS	**31.820**
DISMINUCION DE PASIVOS	31.820
Disminución de cuentas y efectos por pagar	31.820
Disminución de cuentas y efectos por pagar a corto plazo	31.820
Disminución de sueldos, salarios y otras remuneraciones por pagar	31.820

A0306

Fundación "José Félix Ribas"

(FUNDARIBAS)

FUNDACIÓN "JOSÉ FÉLIX RIBAS"(FUNDARIBAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación fue creada en 1986 y tiene por objeto "el funcionamiento, mantenimiento y financiamiento de las comunidades terapéuticas, prevención, rehabilitación e investigación científica sobre el uso de modo inadecuado, abusivo y fuera de la prescripción facultativa, de sustancias estupefacientes y psicotrópicas".

La Institución desarrolla:

Tratamiento: Tiene como objetivo planificar, ejecutar y desarrollar programas y acciones de asistencia integral, dirigidas al sector de la población afectada por el uso y abuso de drogas. Las acciones están dirigidas a:

- Brindar asistencia integral al sector de la población afectada por el consumo de sustancias estupefacientes y psicotrópicas.
- Incorporar a la familia del consumidor en el sistema de asistencia integral, a objeto de mantener la recuperación y promover la salud familiar.
- Ofrecer a los usuarios asistencia integral a través de diversas técnicas que permitan la atención en los diferentes niveles de salud.
- Registrar y sistematizar la información sobre la población atendida, su volumen y características, así como evaluar los procedimientos y procesos de tratamiento para ajustar los programas.
- Orientar el tratamiento hacia la ejecución de un proyecto de vida personal, coherente con el logro de unas condiciones de vida satisfactorias.
- Constituir una red institucional de tratamiento, rehabilitación y reinserción social que de respuesta a las necesidades de los usuarios y sus familiares.

Prevención: Tiene por objetivo intervenir en grupos, comunidades e instituciones, con la finalidad de mejorar la calidad de vida de la población a través de estrategias preventivas que permitan el abordaje del problema del consumo de drogas. Las acciones están dirigidas a:

- Formar y capacitar multiplicadores en materia de prevención integral ante las drogas.
- Promover en la población prácticas alternativas que contrasten los factores de riesgo y desarrollen estilos de vida positivos, saludables y autónomos.
- Promover el desarrollo y consolidación de una red de prevención integral a nivel nacional.

Para el año 2010 tiene planificado ejecutar el proyecto "Prevención, Atención, Rehabilitación y Reinserción Social de Niños, Niñas Adolescentes y Adultos con Problemas de Adicción", para lo cual estima atender 8.113 pacientes, de los cuales 4.113 son femeninos y 4.000 masculinos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**15.061.800**
INGRESOS DE OPERACIÓN	60.000
Otros ingresos de operación	60.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.001.800
Del sector público	15.001.800
Transferencias corrientes internas recibidas del sector público	15.001.800
De la República	14.861.800
Del Poder Estadal	140.000
INGRESOS DE CAPITAL	**306.100**
RECURSOS PROPIOS DE CAPITAL	**306.100**
Incremento de la depreciación y amortización acumuladas	306.100
FUENTES DE FINANCIAMIENTO	**944.523**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**944.523**
Disminución de otros activos financieros	944.523
Disminución de disponibilidades	944.523
Disminución de Bancos	944.523
TOTAL RECURSOS	**16.312.423**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**13.281.226**
GASTOS DE CONSUMO	13.127.282
Remuneraciones	10.405.296
Sueldos, salarios y otras retribuciones	4.069.888
Beneficios y complementos de sueldos y salarios	3.543.246
Aportes patronales	582.645
Prestaciones sociales y otras indemnizaciones	979.398
Asistencia socioeconómica	1.230.119
Compra de Bienes y servicios	2.415.886
Bienes de consumo	1.154.101
Servicios no personales	1.261.785
Depreciación y amortización	306.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	153.944
Al sector privado	153.944
Transferencias corrientes al sector privado	153.944
Directas a personas	33.944
Jubilaciones y otros beneficios asociados	33.944
A instituciones sin fines de lucro	120.000
GASTOS DE CAPITAL	**2.086.674**
INVERSION REAL DIRECTA	**2.086.674**
Formación Bruta de Capital Fijo	2.056.674
Maquinaria, equipos y otros bienes muebles	366.497
Bienes preexistentes	1.690.177
Bienes intangibles	30.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**944.523**
INVERSION FINANCIERA	**17.854**
Incremento de otros activos financieros	17.854
Incremento de cuentas por cobrar a mediano y largo plazo	17.854
Incremento de otras cuentas por cobrar a mediano y largo plazo	17.854
DISMINUCION DE PASIVOS	**926.669**
Disminución de cuentas y efectos por pagar	926.669
Disminución de cuentas y efectos por pagar a mediano y largo plazo	354.008
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	354.008
Disminución de otras cuentas y efectos por pagar	572.661
Disminución de otras cuentas por pagar a corto plazo	572.661
TOTAL GASTOS	16.312.423

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106299	Prevención, Atención, Tratamiento, Rehabilitación y Reinserción Social de Niños, Niñas, Adolescentes y Adultos con Problemas de Adicción.	Paciente Atendido	4.113	4.000	8.113	60.000	9.204.917		140.000	9.404.917
TOTAL						60.000	9.204.917		140.000	9.404.917

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.561.828			4.561.828
02	Gestión Administrativa	1.250.623	1.061.111			2.311.734
03	Previsión y Protección Social		33.944			33.944
TOTAL		1.250.623	5.656.883			6.907.506

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**126**	**76**		**202**	**3.139.656**	**116.152**	**3.255.808**
Directivo	18	11		29	468.633	17.496	486.129
Profesional y Técnico	54	23		77	1.291.056	46.454	1.337.510
Personal Administrativo	39	31		70	1.036.574	42.230	1.078.804
Personal Médico	9	3		12	180.937	7.240	188.177
Obrero	6	8		14	162.456	2.732	165.188
Personal Contratado	**23**	**16**		**39**	**750.432**		**750.432**
Directivo		4		4	83.512		83.512
Profesional y Técnico	11	6		17	260.433		260.433
Personal Administrativo	5	2		7	200.762		200.762
Personal Médico	7	4		11	205.725		205.725
TOTAL	**149**	**92**		**241**	**3.890.088**	**116.152**	**4.006.240**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**	**1**	**2**	**33.944**
Obreros	1	1	2	33.944
TOTAL	**1**	**1**	**2**	**33.944**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	10.405.296
4.02	Materiales, suministros y mercancías	1.154.101
4.03	Servicios no personales	1.261.785
4.04	Activos reales	2.086.674
4.05	Activos financieros	17.854
4.07	Transferencias y donaciones	153.944
4.08	Otros gastos	306.100
4.11	Disminución de pasivos	926.669
	TOTAL	**16.312.423**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**15.061.800**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.001.800
Del sector público	15.001.800
Transferencias corrientes internas recibidas del sector público	15.001.800
De la República	14.861.800
Recursos Ordinarios	11.146.349
Gestión Fiscal	3.715.451
Del Poder Estadal	140.000
INGRESOS DE OPERACION	60.000
Otros ingresos de operación	60.000
B. GASTOS CORRIENTES	**13.281.226**
GASTOS DE CONSUMO	13.127.282
Remuneraciones	10.405.296
Sueldos, salarios y otras retribuciones	4.069.888
Beneficios y complementos de sueldos y salarios	3.543.246
Aportes patronales	582.645
Prestaciones sociales y otras indemnizaciones	979.398
Asistencia socioeconómica	1.230.119
Compra de Bienes y servicios	2.415.886
Bienes de consumo	1.154.101
Servicios no personales	1.261.785
Depreciación y amortización	306.100
TRANSFERENCIAS Y DONACIONES CORRIENTES	153.944
Al sector privado	153.944
Transferencias corrientes al sector privado	153.944
Directas a personas	33.944
Jubilaciones y otros beneficios asociados	33.944
A instituciones sin fines de lucro	120.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.780.574**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.086.674**
RECURSOS PROPIOS DE CAPITAL	2.086.674
Ahorro/ Desahorro en Cuenta Corriente	1.780.574
Incremento de la depreciación y amortización acumuladas	306.100
B. GASTOS DE CAPITAL	**2.086.674**
INVERSIÓN REAL DIRECTA	2.086.674
Formación Bruta de Capital Fijo	2.056.674
Maquinaria, equipos y otros bienes muebles	366.497
Bienes preexistentes	1.690.177
Bienes intangibles	30.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**944.523**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	944.523
Disminución de otros activos financieros	944.523
Disminución de disponibilidades	944.523
Disminución de Bancos	944.523
B. APLICACIONES FINANCIERAS	**944.523**
INVERSION FINANCIERA	17.854
Incremento de otros activos financieros	17.854
Incremento de cuentas por cobrar a mediano y largo plazo	17.854
Incremento de otras cuentas por cobrar a mediano y largo plazo	17.854
DISMINUCION DE PASIVOS	926.669
Disminución de cuentas y efectos por pagar	926.669
Disminución de cuentas y efectos por pagar a mediano y largo plazo	354.008
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	354.008
Disminución de otras cuentas y efectos por pagar	572.661
Disminución de otras cuentas por pagar a corto plazo	572.661

A0445

Fundación Hospital Cardiológico Infantil Latinoamericano

Dr. Gilberto Rodríguez Ochoa

FUNDACIÓN HOSPITAL CARDIOLÓGICO INFANTIL LATINOAMERICANO DR. GILBERTO RODRÍGUEZ OCHOA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa", tiene como actividad principal la atención medico-quirúrgica a niños, niñas y adolescentes con cardiopatías congénitas y/o adquiridas en el ámbito nacional e internacional.

Para el año 2010 orienta su gestión a continuar con la ejecución del Proyecto "Atención Integral Médico-quirúrgico a la Población Infantil y Adolescentes con Patología Cardiovascular Congénita y/o Adquirida a Nivel Nacional e Internacional", el cual tiene como objetivo brindar atención integral a través de consultas especializadas y atención quirúrgica o intervencionista a niños, niñas y adolescentes con patologías cardiovasculares. La meta para 2010 es operar a 1.500 pacientes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**53.524.857**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.524.857
Del sector público	53.524.857
Transferencias corrientes internas recibidas del sector público	53.524.857
De la República	53.524.857
INGRESOS DE CAPITAL	**4.120.595**
RECURSOS PROPIOS DE CAPITAL	**4.120.595**
Incremento de la depreciación y amortización acumuladas	4.120.595
FUENTES DE FINANCIAMIENTO	**25.248.571**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**25.248.571**
Disminución de otros activos financieros	25.248.571
Disminución de disponibilidades	25.248.571
Disminución de caja	25.248.571
TOTAL RECURSOS	**82.894.023**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**80.034.119**
GASTOS DE CONSUMO	77.969.982
Remuneraciones	38.014.733
Sueldos, salarios y otras retribuciones	14.035.779
Beneficios y complementos de sueldos y salarios	12.827.396
Aportes patronales	1.462.404
Prestaciones sociales y otras indemnizaciones	4.108.066
Asistencia socioeconómica	4.710.862
Otros gastos de personal	870.226
Compra de Bienes y servicios	32.977.142
Bienes de consumo	19.119.380
Servicios no personales	13.857.762
Impuestos indirectos	2.857.512
Depreciación y amortización	4.120.595
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.064.137
Al sector privado	1.639.137
Donaciones corrientes al sector privado	1.639.137
Donaciones a personas	1.104.549
Donaciones a instituciones sin fines de lucro	534.588
Al sector público	425.000
Donaciones corrientes al sector público	425.000
A los entes descentralizados sin fines empresariales	425.000
GASTOS DE CAPITAL	**2.859.904**
INVERSION REAL DIRECTA	**2.859.904**
Formación Bruta de Capital Fijo	2.759.904
Maquinaria, equipos y otros bienes muebles	2.759.904
Bienes intangibles	100.000
TOTAL GASTOS	**82.894.023**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106285	Atención Integral Médico-quirúrgica a la Población Infantil y Adolescentes con Patología Cardiovascular Congénita y/o Adquirida a Nivel Nacional e Internacional.	Paciente Operado	750	750	1.500	18.299.622	32.114.914			50.414.536
TOTAL						**18.299.622**	**32.114.914**			**50.414.536**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	37.155	12.722.432			12.759.587
02	Gestión Administrativa	11.032.389	8.687.511			19.719.900
TOTAL		**11.069.544**	**21.409.943**			**32.479.487**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**386**	**165**	**5**	**556**	**11.346.870**		**11.346.870**
Directivo	6	5	5	16	485.004		485.004
Profesional y Técnico	272	108		380	8.035.608		8.035.608
Personal Administrativo	79	45		124	1.853.026		1.853.026
Personal Docente	2			2	69.517		69.517
Personal Médico	27	7		34	903.715		903.715
Personal Contratado			**55**	**55**	**1.450.696**		**1.450.696**
Profesional y Técnico			49	49	1.088.022		1.088.022
Personal Administrativo			1	1	19.200		19.200
Personal Docente			1	1	64.759		64.759
Personal Médico			4	4	278.715		278.715
TOTAL	**386**	**165**	**60**	**611**	**12.797.566**		**12.797.566**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	38.014.733
4.02	Materiales, suministros y mercancías	19.119.380
4.03	Servicios no personales	16.715.274
4.04	Activos reales	2.859.904
4.07	Transferencias y donaciones	2.064.137
4.08	Otros gastos	4.120.595
	TOTAL	**82.894.023**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**53.524.857**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.524.857
Del sector público	53.524.857
Transferencias corrientes internas recibidas del sector público	53.524.857
De la República	53.524.857
Recursos Ordinarios	40.143.643
Gestión Fiscal	13.381.214
B. GASTOS CORRIENTES	**80.034.119**
GASTOS DE CONSUMO	77.969.982
Remuneraciones	38.014.733
Sueldos, salarios y otras retribuciones	14.035.779
Beneficios y complementos de sueldos y salarios	12.827.396
Aportes patronales	1.462.404
Prestaciones sociales y otras indemnizaciones	4.108.066
Asistencia socioeconómica	4.710.862
Otros gastos de personal	870.226
Compra de Bienes y servicios	32.977.142
Bienes de consumo	19.119.380
Servicios no personales	13.857.762
Impuestos indirectos	2.857.512
Depreciación y amortización	4.120.595
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.064.137
Al sector privado	1.639.137
Donaciones corrientes al sector privado	1.639.137
Donaciones a personas	1.104.549
Donaciones a instituciones sin fines de lucro	534.588
Al sector público	425.000
Donaciones corrientes al sector público	425.000
A los entes descentralizados sin fines empresariales	425.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(26.509.262)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(22.388.667)**
RECURSOS PROPIOS DE CAPITAL	(22.388.667)
Ahorro/ Desahorro en Cuenta Corriente	(26.509.262)
Incremento de la depreciación y amortización acumuladas	4.120.595
B. GASTOS DE CAPITAL	**2.859.904**
INVERSIÓN REAL DIRECTA	2.859.904
Formación Bruta de Capital Fijo	2.759.904
Maquinaria, equipos y otros bienes muebles	2.759.904
Bienes intangibles	100.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(25.248.571)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**25.248.571**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	25.248.571
Disminución de otros activos financieros	25.248.571
Disminución de disponibilidades	25.248.571
Disminución de caja	25.248.571
B. APLICACIONES FINANCIERAS	**25.248.571**
DÉFICIT FINANCIERO	25.248.571

A0446

Fundación Misión Barrio Adentro

FUNDACIÓN MISIÓN BARRIO ADENTRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación, creada mediante Decreto N° 4.382 de fecha 22 de marzo de 2006, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.404 del 23/03/2006, persigue como objetivo la gestión de los procesos administrativos, a fin de desarrollar los planes y proyectos que permitan mejorar la calidad de vida y salud de los venezolanos y venezolanas para la implementación de la Misión Barrio Adentro.

Para el año 2010 tiene proyectado continuar ejecutando los siguientes Proyectos;

- Atención odontológica integral, tiene como objetivo brindar atención odontológica a personas excluidas con enfermedades periodontales, caries, mal oclusión, lesiones y patologías bucales, a través de la curación integral y rehabilitación protésica del sistema estomatognático, con reposición de las condiciones funcionales, estéticas y prevención.
- Fortalecimiento de los Consultorios Populares en Barrio Adentro I a Nivel Nacional persigue garantizar la atención integral, gratuita y oportuna a las personas que requieren atención de primer nivel mediante el fortalecimiento de los Consultorios Populares.
- Consolidación de la Red Ambulatoria Especializada (Centros de Diagnóstico Integral, Salas de Rehabilitación Integral y Centros de Alta Tecnología), en el marco de Barrio Adentro II" tiene proyectado garantizar la atención diagnóstica y de rehabilitación integral a pacientes de escasos recursos, provenientes de los centros del primer nivel de atención, mediante la consolidación de la red ambulatoria especializada.

Para el relanzamiento de esta Misión se centraliza el aporte por Bs. 841.471.382, en el Ministerio del Poder Popular del Despacho de la Presidencia, a través del Fondo Único Social de Misiones (FUM)

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**841.471.382**
TRANSFERENCIAS Y DONACIONES CORRIENTES	841.471.382
Del sector público	841.471.382
Transferencias corrientes internas recibidas del sector público	841.471.382
De la República	841.471.382
FUENTES DE FINANCIAMIENTO	**35.296.175**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**35.296.175**
Disminución de otros activos financieros	35.296.175
Disminución de disponibilidades	35.296.175
Disminución de caja	35.296.175
TOTAL RECURSOS	**876.767.557**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**844.767.557**
GASTOS DE CONSUMO	728.462.789
Remuneraciones	579.431.234
Sueldos, salarios y otras retribuciones	292.401.749
Beneficios y complementos de sueldos y salarios	248.670.169
Prestaciones sociales y otras indemnizaciones	10.347.089
Asistencia socioeconómica	28.012.227
Compra de Bienes y servicios	149.031.555
Bienes de consumo	74.607.807
Servicios no personales	74.423.748
TRANSFERENCIAS Y DONACIONES CORRIENTES	116.304.768
Al sector público	116.304.768
Transferencias corrientes al sector público	116.304.768
A los entes descentralizados sin fines empresariales para sus gastos	116.304.768
APLICACIONES FINANCIERAS	**32.000.000**
DISMINUCION DE PASIVOS	**32.000.000**
Disminución de cuentas y efectos por pagar	32.000.000
Disminución de cuentas y efectos por pagar a corto plazo	32.000.000
Disminución de efectos por pagar a proveedores a corto plazo	32.000.000
TOTAL GASTOS	**876.767.557**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106324	Atención Odontológica Integral	Consulta			6.688.000		42.427.742			42.427.742
106424	Fortalecimiento de los Consultorios Populares en Barrio Adentro I a Nivel Nacional.	Consulta			22.699.350		284.398.125			284.398.125
106450	Consolidación de la Red Ambulatoria Especializada (Centros de Diagnóstico Integral, Salas de Rehabilitación Integral y Centros de Alta Tecnología), en el Marco de Barrio Adentro II.	Centro de Salud Funcionando			1.235		489.676.756			489.676.756
TOTAL							**816.502.623**			**816.502.623**

ESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		24.968.759			24.968.759
02	Gestión Administrativa	35.296.175				35.296.175
03	Previsión y Protección Social					
TOTAL		**35.296.175**	**24.968.759**			**60.264.934**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**14.978**	**9.295**		**24.273**	**292.401.749**		**292.401.749**
Directivo	8	5		13	14.620.088		14.620.088
Profesional y Técnico	7.188	4.792		11.980	102.340.612		102.340.612
Personal Administrativo	1.027	233		1.260	43.860.262		43.860.262
Personal Médico	6.755	4.265		11.020	131.580.787		131.580.787
TOTAL	**14.978**	**9.295**		**24.273**	**292.401.749**		**292.401.749**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	579.431.234
4.02	Materiales, suministros y mercancías	74.607.807
4.03	Servicios no personales	74.423.748
4.07	Transferencias y donaciones	116.304.768
4.11	Disminución de pasivos	32.000.000
	TOTAL	**876.767.557**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**841.471.382**
TRANSFERENCIAS Y DONACIONES CORRIENTES	841.471.382
Del sector público	841.471.382
Transferencias corrientes internas recibidas del sector público	841.471.382
De la República	841.471.382
Ministerio del Poder Popular del Despacho de la Presidencia	841.471.382
Recursos Ordinarios	841.471.382
B. GASTOS CORRIENTES	**844.767.557**
GASTOS DE CONSUMO	728.462.789
Remuneraciones	579.431.234
Sueldos, salarios y otras retribuciones	292.401.749
Beneficios y complementos de sueldos y salarios	248.670.169
Prestaciones sociales y otras indemnizaciones	10.347.089
Asistencia socioeconómica	28.012.227
Compra de Bienes y servicios	149.031.555
Bienes de consumo	74.607.807
Servicios no personales	74.423.748
TRANSFERENCIAS Y DONACIONES CORRIENTES	116.304.768
Al sector público	116.304.768
Transferencias corrientes al sector público	116.304.768
A los entes descentralizados sin fines empresariales para sus gastos	116.304.768
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(3.296.175)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(3.296.175)**
RECURSOS PROPIOS DE CAPITAL	(3.296.175)
Ahorro/ Desahorro en Cuenta Corriente	(3.296.175)
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(3.296.175)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**35.296.175**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	35.296.175
Disminución de otros activos financieros	35.296.175
Disminución de disponibilidades	35.296.175
Disminución de caja	35.296.175
B. APLICACIONES FINANCIERAS	**35.296.175**
DISMINUCION DE PASIVOS	32.000.000
Disminución de cuentas y efectos por pagar	32.000.000
Disminución de cuentas y efectos por pagar a corto plazo	32.000.000
Disminución de efectos por pagar a proveedores a corto plazo	32.000.000
DÉFICIT FINANCIERO	3.296.175

A0457
Fundación de Edificaciones
y Equipamiento Hospitalario
(FUNDEEH)

FUNDACIÓN DE EDIFICACIONES Y EQUIPAMIENTO HOSPITALARIO (FUNDEEH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH), como Organismo ejecutor del Ministerio del Poder Popular para la Salud tiene previsto continuar con las remodelaciones, reacondicionamiento y mejoras en la infraestructura física, equipos médicos y electromecánicos de la red hospitalaria a nivel nacional, que permitirán potenciar y consolidar la primera etapa de la Misión Barrio Adentro III, a los fines de recuperar el grado de deterioro de los centros asistenciales y así garantizar a la población su derecho constitucional a la salud.

Asimismo, la ejecución de obras de infraestructura que permitan la atención primaria a través de la consulta en hospitales y ambulatorios urbanos tipos I, II y III.

Finalmente, financiar los gastos de personal fijo y contratado, así como, los gastos operativos de la Fundación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**83.979.918**
TRANSFERENCIAS Y DONACIONES CORRIENTES	83.979.918
Del sector público	83.979.918
Transferencias corrientes internas recibidas del sector público	83.979.918
De la República	83.979.918
INGRESOS DE CAPITAL	**184.400**
RECURSOS PROPIOS DE CAPITAL	**184.400**
Incremento de la depreciación y amortización acumuladas	184.400
FUENTES DE FINANCIAMIENTO	**4.316.880**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.316.880**
Disminución de otros activos financieros	4.316.880
Disminución de disponibilidades	4.316.880
Disminución de Bancos	4.316.880
TOTAL RECURSOS	**88.481.198**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**55.173.115**
GASTOS DE CONSUMO	55.173.115
Remuneraciones	27.631.717
Sueldos, salarios y otras retribuciones	6.639.480
Beneficios y complementos de sueldos y salarios	10.713.593
Aportes patronales	1.152.187
Prestaciones sociales y otras indemnizaciones	4.178.732
Asistencia socioeconómica	4.947.725
Compra de Bienes y servicios	27.356.998
Bienes de consumo	4.544.250
Servicios no personales	22.812.748
Depreciación y amortización	184.400
GASTOS DE CAPITAL	**32.652.048**
INVERSION REAL DIRECTA	**32.652.048**
Formación Bruta de Capital Fijo	32.652.048
Maquinaria, equipos y otros bienes muebles	275.000
Bienes preexistentes	32.377.048
APLICACIONES FINANCIERAS	**656.035**
DISMINUCION DE PASIVOS	**656.035**
Disminución de cuentas y efectos por pagar	656.035
Disminución de cuentas y efectos por pagar a corto plazo	179.781
Disminución de sueldos, salarios y otras remuneraciones por pagar	144.366
Disminución de efectos por pagar a proveedores a corto plazo	35.415
Disminución de otras cuentas y efectos por pagar	476.254
Disminución de obligaciones de ejercicios anteriores	476.254
TOTAL GASTOS	**88.481.198**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106606	Continuación de la Ampliación, Remodelación y Modernización de la Red Hospitalaria a Nivel Nacional.	Obra			339	109.760	50.983.686			51.093.446
	TOTAL					**109.760**	**50.983.686**			**51.093.446**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	235.485	27.677.952			27.913.437
02	Gestión Administrativa	4.156.035	5.318.280			9.474.315
	TOTAL	**4.391.520**	**32.996.232**			**37.387.752**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**34**	**40**	**22**	**96**	**2.097.249**		**2.097.249**
Directivo	34	40	22	96	2.097.249		2.097.249
Personal Contratado	**103**	**65**	**70**	**238**	**4.542.231**		**4.542.231**
Profesional y Técnico	62	36	49	147	3.226.500		3.226.500
Personal Administrativo	35	6	9	50	795.768		795.768
Obrero	6	23	12	41	519.963		519.963
TOTAL	**137**	**105**	**92**	**334**	**6.639.480**		**6.639.480**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	27.631.717
4.02	Materiales, suministros y mercancías	4.544.250
4.03	Servicios no personales	22.812.748
4.04	Activos reales	32.652.048
4.08	Otros gastos	184.400
4.11	Disminución de pasivos	656.035
	TOTAL	**88.481.198**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**83.979.918**
TRANSFERENCIAS Y DONACIONES CORRIENTES	83.979.918
Del sector público	83.979.918
Transferencias corrientes internas recibidas del sector público	83.979.918
De la República	83.979.918
Recursos Ordinarios	62.984.939
Gestión Fiscal	20.994.979
B. GASTOS CORRIENTES	**55.173.115**
GASTOS DE CONSUMO	55.173.115
Remuneraciones	27.631.717
Sueldos, salarios y otras retribuciones	6.639.480
Beneficios y complementos de sueldos y salarios	10.713.593
Aportes patronales	1.152.187
Prestaciones sociales y otras indemnizaciones	4.178.732
Asistencia socioeconómica	4.947.725
Compra de Bienes y servicios	27.356.998
Bienes de consumo	4.544.250
Servicios no personales	22.812.748
Depreciación y amortización	184.400
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**28.806.803**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**28.991.203**
RECURSOS PROPIOS DE CAPITAL	28.991.203
Ahorro/ Desahorro en Cuenta Corriente	28.806.803
Incremento de la depreciación y amortización acumuladas	184.400
B. GASTOS DE CAPITAL	**32.652.048**
INVERSIÓN REAL DIRECTA	32.652.048
Formación Bruta de Capital Fijo	32.652.048
Maquinaria, equipos y otros bienes muebles	275.000
Bienes preexistentes	32.377.048
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(3.660.845)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.316.880**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.316.880
Disminución de otros activos financieros	4.316.880
Disminución de disponibilidades	4.316.880
Disminución de Bancos	4.316.880
B. APLICACIONES FINANCIERAS	**4.316.880**
DISMINUCION DE PASIVOS	656.035
Disminución de cuentas y efectos por pagar	656.035
Disminución de cuentas y efectos por pagar a corto plazo	179.781
Disminución de sueldos, salarios y otras remuneraciones por pagar	144.366
Disminución de efectos por pagar a proveedores a corto plazo	35.415
Disminución de otras cuentas y efectos por pagar	476.254
Disminución de obligaciones de ejercicios anteriores	476.254
DÉFICIT FINANCIERO	3.660.845

A0818

Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)

SOCIEDAD CIVIL PARA EL CONTROL DE ENFERMEDADES ENDÉMICAS Y ASISTENCIA AL INDÍGENA, BOLÍVAR (CENASAI BOLIVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Sociedad Civil CENASAI Bolívar tiene como objetivo principal mejorar la calidad de vida de los indígenas del Estado Bolívar, a través del control de las enfermedades endémicas e infecto-contagiosas, atendiendo las regiones Maigualida Parguaza, Ikabaru Pionero, Cuyuní-ven, entre otras

La sociedad tiene previsto continuar con la programación establecida por prioridad para cubrir en su primera fase extensas áreas rurales y semi-urbanas del Estado Bolívar, priorizando una acción intensa en las distintas comunidades indígenas que presentan un difícil acceso; puntualizando programas concretos en acciones de salud y creando un sistema de vigilancia epidemiológica que, dentro de las posibilidades presupuestarias determinen un eficiente control de las enfermedades endémicas facilitando la prevención y el tratamiento a las diversas comunidades del medio. Ejecutará el Proyecto "Atención integral en salud a las comunidades indígenas ubicadas en áreas de difícil acceso del Estado Bolívar" el cual tiene como objetivo garantizar la cobertura y calidad de atención integral en salud, oportuna y suficiente, a través de la creación de un sistema local de salud propio del área indígena, dirigido y ejecutado con la participación protagónica de la comunidad.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.142.428**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.142.428
Del sector público	4.142.428
Transferencias corrientes internas recibidas del sector público	4.142.428
De la República	2.680.874
De los entes descentralizados sin fines empresariales	1.283.684
Del Poder Estadal	177.870
INGRESOS DE CAPITAL	**11.148**
RECURSOS PROPIOS DE CAPITAL	**11.148**
Incremento de la depreciación y amortización acumuladas	11.148
TOTAL RECURSOS	**4.153.576**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.947.259**
GASTOS DE CONSUMO	2.947.259
Remuneraciones	2.532.108
Sueldos, salarios y otras retribuciones	1.827.320
Beneficios y complementos de sueldos y salarios	617.324
Aportes patronales	87.464
Compra de Bienes y servicios	404.003
Bienes de consumo	139.825
Servicios no personales	264.178
Depreciación y amortización	11.148
GASTOS DE CAPITAL	**31.861**
INVERSION REAL DIRECTA	**31.861**
Formación Bruta de Capital Fijo	31.861
Maquinaria, equipos y otros bienes muebles	21.291
Construcciones de bienes de dominio privado	10.570
APLICACIONES FINANCIERAS	**1.174.456**
DISMINUCION DE PASIVOS	**1.174.456**
Disminución de cuentas y efectos por pagar	1.174.456
Disminución de cuentas y efectos por pagar a corto plazo	1.174.456
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.051.456
Disminución cuentas por pagar a proveedores a corto plazo	123.000
TOTAL GASTOS	**4.153.576**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106385	Atención Integral en Salud a las Comunidades Indígenas Ubicadas en Áreas de Difícil Acceso del Estado Bolívar	Indígena Atendido	6.849	6.849	13.698		1.902.747		287.098	2.189.845
TOTAL							**1.902.747**		**287.098**	**2.189.845**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		670.912			670.912
02	Gestión Administrativa	11.148	107.215		1.174.456	1.292.819
TOTAL		**11.148**	**778.127**		**1.174.456**	**1.963.731**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**25**	**57**		**82**	**1.798.704**		**1.798.704**
Directivo		1		1	56.160		56.160
Profesional y Técnico	9	8		17	480.504		480.504
Personal Administrativo	1	1		2	75.108		75.108
Personal Médico	3	6		9	491.129		491.129
Obrero	12	41		53	695.803		695.803
TOTAL	**25**	**57**		**82**	**1.798.704**		**1.798.704**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.532.108
4.02	Materiales, suministros y mercancías	139.825
4.03	Servicios no personales	264.178
4.04	Activos reales	31.861
4.08	Otros gastos	11.148
4.11	Disminución de pasivos	1.174.456
	TOTAL	**4.153.576**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.142.428**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.142.428
Del sector público	4.142.428
Transferencias corrientes internas recibidas del sector público	4.142.428
De la República	2.680.874
Recursos Ordinarios	2.010.656
Gestión Fiscal	670.218
De los entes descentralizados sin fines empresariales	1.283.684
Del Poder Estadal	177.870
B. GASTOS CORRIENTES	**2.947.259**
GASTOS DE CONSUMO	2.947.259
Remuneraciones	2.532.108
Sueldos, salarios y otras retribuciones	1.827.320
Beneficios y complementos de sueldos y salarios	617.324
Aportes patronales	87.464
Compra de Bienes y servicios	404.003
Bienes de consumo	139.825
Servicios no personales	264.178
Depreciación y amortización	11.148
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.195.169**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.206.317**
RECURSOS PROPIOS DE CAPITAL	1.206.317
Ahorro/Desahorro en Cuenta Corriente	1.195.169
Incremento de la depreciación y amortización acumuladas	11.148
B. GASTOS DE CAPITAL	**31.861**
INVERSIÓN REAL DIRECTA	31.861
Formación Bruta de Capital Fijo	31.861
Maquinaria, equipos y otros bienes muebles	21.291
Construcciones de bienes de dominio privado	10.570
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.174.456**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.174.456**
SUPERÁVIT FINANCIERO	1.174.456
B. APLICACIONES FINANCIERAS	**1.174.456**
DISMINUCION DE PASIVOS	1.174.456
Disminución de cuentas y efectos por pagar	1.174.456
Disminución de cuentas y efectos por pagar a corto plazo	1.174.456
Disminución de sueldos, salarios y otras remuneraciones por pagar	1.051.456
Disminución cuentas por pagar a proveedores a corto plazo	123.000

A0907

Servicio Autónomo

Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS "DR. ARNOLDO GABALDÓN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Organismo tiene como objetivo desarrollar programas de formación y capacitación dirigidos a funcionarios del Ministerio del Poder Popular para la Salud, líderes comunitarios, delegados de los comités de salud y público en general; así como también, líneas de investigación, en las especialidades de Medicina General Integral, Salud Pública, Salud Ocupacional e Higiene del Ambiente Laboral y Epidemiología; con la finalidad de contribuir a la creación de equipos multidisciplinarios, de elevada capacidad técnica y científica, que respondan de forma oportuna a las necesidades sociales acordes con las tendencias en salud pública, educación, ciencia y tecnología a nivel nacional e internacional, todo ello encaminado al fortalecimiento de los diferentes niveles de atención del Sistema Público Nacional de Salud.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**53.882.630**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.882.630
Del sector público	53.882.630
Transferencias corrientes internas recibidas del sector público	53.882.630
De la República	53.882.630
INGRESOS DE CAPITAL	**879.828**
RECURSOS PROPIOS DE CAPITAL	**879.828**
Incremento de la depreciación y amortización acumuladas	879.828
TOTAL RECURSOS	**54.762.458**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**49.596.779**
GASTOS DE CONSUMO	31.293.857
Remuneraciones	19.950.894
Sueldos, salarios y otras retribuciones	5.008.494
Beneficios y complementos de sueldos y salarios	9.473.524
Aportes patronales	822.124
Prestaciones sociales y otras indemnizaciones	1.905.229
Asistencia socioeconómica	2.741.523
Compra de Bienes y servicios	10.463.135
Bienes de consumo	1.906.512
Servicios no personales	8.556.623
Depreciación y amortización	879.828
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.302.922
Al sector privado	18.302.922
Transferencias corrientes al sector privado	18.252.922
Otras transferencias corrientes internas al sector privado	18.252.922
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
GASTOS DE CAPITAL	**5.165.679**
INVERSION REAL DIRECTA	**5.165.679**
Formación Bruta de Capital Fijo	5.165.679
Maquinaria, equipos y otros bienes muebles	5.165.679
TOTAL GASTOS	**54.762.458**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106504	Formación y Capacitación del Talento Humano en Salud Pública a Nivel Nacional para el Fortalecimiento y Consolidación del Sistema Público Nacional de Salud.	Persona Capacitada			6.264		38.864.037			38.864.037
TOTAL							**38.864.037**			**38.864.037**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		9.748.483			9.748.483
02	Gestión Administrativa	879.828	5.270.110			6.149.938
TOTAL		**879.828**	**15.018.593**			**15.898.421**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**60**	**38**	**68**	**166**	**2.998.632**	**991.982**	**3.990.614**
Directivo	8	4	12	24	463.669		463.669
Profesional y Técnico	17	9	26	52	978.895	438.221	1.417.116
Personal Administrativo	25	2	1	28	420.609	153.380	573.989
Personal Docente	10	11	29	50	1.011.511	336.178	1.347.689
Obrero		12		12	123.948	64.203	188.151
Personal Contratado	**28**	**19**	**65**	**112**	**1.958.647**		**1.958.647**
Directivo	1	1		2	37.162		37.162
Profesional y Técnico	17	4	25	46	817.558		817.558
Personal Administrativo	7	4		11	185.809		185.809
Personal Docente	3	3	40	46	817.558		817.558
Obrero		7		7	100.560		100.560
TOTAL	**88**	**57**	**133**	**278**	**4.957.279**	**991.982**	**5.949.261**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	19.950.894
4.02	Materiales, suministros y mercancías	1.906.512
4.03	Servicios no personales	8.556.623
4.04	Activos reales	5.165.679
4.07	Transferencias y donaciones	18.302.922
4.08	Otros gastos	879.828
	TOTAL	**54.762.458**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**53.882.630**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.882.630
Del sector público	53.882.630
Transferencias corrientes internas recibidas del sector público	53.882.630
De la República	53.882.630
Recursos Ordinarios	40.411.972
Gestión Fiscal	13.470.658
B. GASTOS CORRIENTES	**49.596.779**
GASTOS DE CONSUMO	31.293.857
Remuneraciones	19.950.894
Sueldos, salarios y otras retribuciones	5.008.494
Beneficios y complementos de sueldos y salarios	9.473.524
Aportes patronales	822.124
Prestaciones sociales y otras indemnizaciones	1.905.229
Asistencia socioeconómica	2.741.523
Compra de Bienes y servicios	10.463.135
Bienes de consumo	1.906.512
Servicios no personales	8.556.623
Depreciación y amortización	879.828
TRANSFERENCIAS Y DONACIONES CORRIENTES	18.302.922
Al sector privado	18.302.922
Transferencias corrientes al sector privado	18.252.922
Otras transferencias corrientes internas al sector privado	18.252.922
Donaciones corrientes al sector privado	50.000
Donaciones a personas	50.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**4.285.851**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**5.165.679**
RECURSOS PROPIOS DE CAPITAL	5.165.679
Ahorro/ Desahorro en Cuenta Corriente	4.285.851
Incremento de la depreciación y amortización acumuladas	879.828
B. GASTOS DE CAPITAL	**5.165.679**
INVERSIÓN REAL DIRECTA	5.165.679
Formación Bruta de Capital Fijo	5.165.679
Maquinaria, equipos y otros bienes muebles	5.165.679
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0957

Servicio Autónomo
Centro Amazónico de Investigación y Control de
Enfermedades Tropicales - Simón Bolívar
(CAICET)

SERVICIO AUTÓNOMO CENTRO AMAZÓNICO DE INVESTIGACIÓN Y CONTROL DE ENFERMEDADES TROPICALES - SIMÓN BOLÍVAR (CAICET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo Centro Amazónico para la Investigación y Control de Enfermedades Tropicales "Simón Bolívar" tiene como objetivo el desarrollo de investigaciones en las diversas ramas de las ciencias biomédicas, ambientales y socioantropológicas de las enfermedades tropicales y sus consecuencias, para la producción de conocimiento, desarrollo de tecnología y prácticas culturalmente aceptadas, prevención y control de enfermedades endémicas; así como la formación de recursos humanos; bajo los principios de universalidad, equidad, solidaridad y respeto a la biodiversidad cultural y ambiental, con capacidad de elevar la calidad de vida de la población de la región sur del país, especialmente, de las poblaciones indígenas.

Para el año 2010 tiene proyectado continuar ejecutando el Proyecto "Desarrollo de investigación e implementación de transferencia tecnológica y capacitación en el diagnóstico y control de enfermedades endémicas," el cual tiene como objetivo desarrollar investigaciones para contribuir al control y atención especializada de enfermedades endémicas, fortaleciendo la formación y capacitación del personal institucional y comunitario, en la región sur del País.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.696.329**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.696.329
Del sector público	1.696.329
Transferencias corrientes internas recibidas del sector público	1.696.329
De la República	1.696.329
INGRESOS DE CAPITAL	**2.109**
RECURSOS PROPIOS DE CAPITAL	**2.109**
Incremento de la depreciación y amortización acumuladas	2.109
TOTAL RECURSOS	**1.698.438**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.430.985**
GASTOS DE CONSUMO	1.430.985
Remuneraciones	599.027
Sueldos, salarios y otras retribuciones	295.365
Beneficios y complementos de sueldos y salarios	219.733
Prestaciones sociales y otras indemnizaciones	59.572
Asistencia socioeconómica	24.357
Compra de Bienes y servicios	829.849
Bienes de consumo	428.455
Servicios no personales	401.394
Depreciación y amortización	2.109
GASTOS DE CAPITAL	**267.453**
INVERSION REAL DIRECTA	**267.453**
Formación Bruta de Capital Fijo	267.453
Maquinaria, equipos y otros bienes muebles	267.453
TOTAL GASTOS	**1.698.438**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106420	Desarrollo de Investigación e Implementación de Transferencia Tecnológica y Capacitación en el Diagnóstico y Control de Enfermedades Endémicas.	Investigación			5		1.193.731			1.193.731
TOTAL							**1.193.731**			**1.193.731**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
02	Gestión Administrativa	2.109	502.598			504.707
TOTAL		**2.109**	**502.598**			**504.707**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**7**	**13**		**20**	**295.365**		**295.365**
Profesional y Técnico	3	2		5	124.126		124.126
Personal Administrativo	2	5		7	90.356		90.356
Personal de Investigación	1	4		5	46.356		46.356
Obrero	1	2		3	34.527		34.527
TOTAL	**7**	**13**		**20**	**295.365**		**295.365**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	599.027
4.02	Materiales, suministros y mercancías	428.455
4.03	Servicios no personales	401.394
4.04	Activos reales	267.453
4.08	Otros gastos	2.109
	TOTAL	**1.698.438**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.696.329**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.696.329
Del sector público	1.696.329
Transferencias corrientes internas recibidas del sector público	1.696.329
De la República	1.696.329
Recursos Ordinarios	1.272.248
Gestión Fiscal	424.081
B. GASTOS CORRIENTES	**1.430.985**
GASTOS DE CONSUMO	1.430.985
Remuneraciones	599.027
Sueldos, salarios y otras retribuciones	295.365
Beneficios y complementos de sueldos y salarios	219.733
Prestaciones sociales y otras indemnizaciones	59.572
Asistencia socioeconómica	24.357
Compra de Bienes y servicios	829.849
Bienes de consumo	428.455
Servicios no personales	401.394
Depreciación y amortización	2.109
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**265.344**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**267.453**
RECURSOS PROPIOS DE CAPITAL	267.453
Ahorro/ Desahorro en Cuenta Corriente	265.344
Incremento de la depreciación y amortización acumuladas	2.109
B. GASTOS DE CAPITAL	**267.453**
INVERSIÓN REAL DIRECTA	267.453
Formación Bruta de Capital Fijo	267.453
Maquinaria, equipos y otros bienes muebles	267.453
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0991

Servicio Autónomo
de Contraloría Sanitaria
(SACS)

SERVICIO AUTÓNOMO DE CONTRALORÍA SANITARIA (SACS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio Autónomo de Contraloría Sanitaria (SACS) tiene como "objetivo fundamental promover y proteger la salud de la población. El mismo establecerá un sistema nacional de regulación, registro, notificación, automatización, habilitación, evaluación, acreditación, certificación, análisis, supervisión, inspección, vigilancia, control, investigación, asesoramiento y sanción de los establecimientos, procesos y productos de uso y consumo humano; en las etapas de producción, elaboración, envasado, etiquetado, ensamblaje, importación, exportación, almacenamiento, distribución, comercialización, transporte, expendio, dispensación, promoción y publicidad. Así como lo relativo a la información, educación, capacitación y prestación de servicio en el ámbito de la salud humana, de igual forma, comprende la regulación de las actividades ejecutadas por los profesionales y técnicos de la salud humana, a través del registro, control, certificación y recertificación"

Para el año 2010 tiene proyectado continuar ejecutando el Proyecto "Fortalecimiento de la vigilancia y control del Servicio Autónomo de la Contraloría Sanitaria para garantizar productos de uso y consumo humano y prestación de servicios en materia de salud, seguros, inocuos y eficaces para la población," el cual tiene como objetivo reducir los factores de riesgo que inciden en las enfermedades causadas por los productos de uso y consumo humano, equipos, establecimientos y materiales médicos en la prestación de servicios de salud, mediante el fortalecimiento de la vigilancia y control sanitario en todo el país.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**20.643.552**
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.643.552
Del sector público	20.643.552
Transferencias corrientes internas recibidas del sector público	20.643.552
De la República	20.643.552
INGRESOS DE CAPITAL	**350.032**
RECURSOS PROPIOS DE CAPITAL	**350.032**
Incremento de la depreciación y amortización acumuladas	350.032
TOTAL RECURSOS	**20.993.584**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**17.493.279**
GASTOS DE CONSUMO	17.493.279
Remuneraciones	7.780.792
Sueldos, salarios y otras retribuciones	3.597.924
Beneficios y complementos de sueldos y salarios	2.649.352
Prestaciones sociales y otras indemnizaciones	784.316
Asistencia socioeconómica	644.200
Otros gastos de personal	105.000
Compra de Bienes y servicios	9.362.455
Bienes de consumo	4.399.213
Servicios no personales	4.963.242
Depreciación y amortización	350.032
GASTOS DE CAPITAL	**3.500.305**
INVERSION REAL DIRECTA	**3.500.305**
Formación Bruta de Capital Fijo	3.500.305
Maquinaria, equipos y otros bienes muebles	3.500.305
TOTAL GASTOS	**20.993.584**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106304	Fortalecimiento de la Vigilancia y Control del Servicio Autónomo de la Contraloría Sanitaria para Garantizar Productos de Uso y Consumo Humano y Prestación de Servicios en Materia de Salud, Seguros, Inocuos y Eficaces para la Población.	Inspección y Fiscalización			8.223		14.485.549			14.485.549
TOTAL							**14.485.549**			**14.485.549**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
02	Gestión Administrativa	350.032	6.158.003			6.508.035
TOTAL		**350.032**	**6.158.003**			**6.508.035**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**82**	**62**		**144**	**3.597.924**		**3.597.924**
Profesional y Técnico	65	47		112	3.092.122		3.092.122
Personal Administrativo	10	10		20	325.082		325.082
Obrero	7	5		12	180.720		180.720
TOTAL	**82**	**62**		**144**	**3.597.924**		**3.597.924**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	7.780.792
4.02	Materiales, suministros y mercancías	4.399.213
4.03	Servicios no personales	4.963.242
4.04	Activos reales	3.500.305
4.08	Otros gastos	350.032
	TOTAL	**20.993.584**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**20.643.552**
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.643.552
Del sector público	20.643.552
Transferencias corrientes internas recibidas del sector público	20.643.552
De la República	20.643.552
Recursos Ordinarios	15.482.663
Gestión Fiscal	5.160.889
B. GASTOS CORRIENTES	**17.493.279**
GASTOS DE CONSUMO	17.493.279
Remuneraciones	7.780.792
Sueldos, salarios y otras retribuciones	3.597.924
Beneficios y complementos de sueldos y salarios	2.649.352
Prestaciones sociales y otras indemnizaciones	784.316
Asistencia socioeconómica	644.200
Otros gastos de personal	105.000
Compra de Bienes y servicios	9.362.455
Bienes de consumo	4.399.213
Servicios no personales	4.963.242
Depreciación y amortización	350.032
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**3.150.273**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.500.305**
RECURSOS PROPIOS DE CAPITAL	3.500.305
Ahorro/ Desahorro en Cuenta Corriente	3.150.273
Incremento de la depreciación y amortización acumuladas	350.032
B. GASTOS DE CAPITAL	**3.500.305**
INVERSIÓN REAL DIRECTA	3.500.305
Formación Bruta de Capital Fijo	3.500.305
Maquinaria, equipos y otros bienes muebles	3.500.305
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

55

Ministerio del Poder Popular para las Obras Públicas y Vivienda

A0010
Instituto Autónomo
Comisión Nacional de Telecomunicaciones
(CONATEL)

INSTITUTO AUTÓNOMO COMISIÓN NACIONAL DE TELECOMUNICACIONES (CONATEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Comisión Nacional de Telecomunicaciones (CONATEL) elaboró su presupuesto para el año 2010 en base a las líneas generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, trabajando de forma integrada entorno a los objetivos comunes, claros y compartidos con las diferentes instituciones del Sector Público, garantizando la máxima transparencia en la acción gubernamental y logrando una implicación mayor de los ciudadanos y ciudadanas en los asuntos públicos.

En este sentido, CONATEL orientará sus acciones y proyectos hacia la profundización del impacto social que ha venido gestándose desde años anteriores, apoyado en el fortalecimiento y desarrollo del sector de telecomunicaciones, mejorando las condiciones necesarias y suficientes de la información para garantizar la producción, divulgación y uso social de las telecomunicaciones; cualquiera sea la modalidad de metodologías y/o operaciones empleadas en la estructura social de Venezuela, la cual está en proceso de transición hacia una formación económica social más incluyente.

CONATEL continuará impulsando el modelo comunicacional inclusivo en radio y televisión, para lograr que los ciudadanos y comunidades organizadas, se conviertan en sujetos activos y críticos del hecho comunicacional, especialmente de los sectores excluidos, a través de una agenda temática contentiva de trabajo, donde participarán las comunidades organizadas, cooperativas, estudiantes, sector público y ciudadanía en general.

La Comisión Nacional de Telecomunicaciones en el 2010, dará continuidad a las acciones para el fortalecimiento de la presencia regional a nivel nacional de sus oficinas, a fin de facilitar el acceso y acercamiento de CONATEL a las comunidades, a nivel regional. A través de éstas oficinas se podrán atender las solicitudes, sugerencias, reclamos y/o denuncias que las comunidades y operadores regionales realicen, evitando los traslados hasta la sede central. Adicionalmente, cada oficina estará equipada con la tecnología para monitorear y analizar las señales de Radio y TV abiertas, a fin de verificar el cumplimiento del marco legal establecido en la Ley de Responsabilidad Social de Radio y Televisión.

CONATEL para Garantizar el acceso al desarrollo, explotación, uso de las telecomunicaciones, de la informática y de los servicios postales, a todos los ciudadanos, asociaciones comunitarias de ciudadanos y asociaciones socio-productivas, independientemente de su ubicación geográfica o su poder adquisitivo; así como la generación de contenidos independientes de la propiedad de los medios de transmisión, que contribuyan a garantizar el acceso y el compartir del conocimiento necesario para el desarrollo del nuevo modelo socio-productivo, continuará con la instalación de Puntos de Acceso cuyo objetivo es propiciar la reducción de los desequilibrios existentes en el acceso a la información, capacitación, creación y producción, mediante el uso de las Tecnologías de Información y Comunicación (TIC`s) como herramientas habilitadoras del desarrollo local. Adicionalmente, brindar conectividad a los organismos y dependencias del Estado incluidos en las Obligaciones del Servicio Universal de Telecomunicaciones.

Así mismo, el Centro de Documentación en Telecomunicaciones (CEDITEL), seguirá desarrollando el proyecto de formación y promoción para el uso y democratización de las Tecnologías de Información y Comunicación (TIC's) como herramienta de apoyo en el desarrollo nacional, a través de una serie de acciones formativas (cursos especializados, foros, charlas y talleres) tanto en la modalidad presencial como a distancia, para la capacitación de comunidades organizadas, otras formas de asociaciones solidarias, organismos del estado, estudiantes y empresas vinculadas al sector, con el objetivo de incrementar y fortalecer sus capacidades, por lo que para el año 2010 se estima capacitar a 2640 personas, producto de la ejecución de este proyecto como herramienta de apoyo en pro del desarrollo nacional.

El Fondo de Servicio Universal desarrollará un proyecto para garantizar la ejecución de las Obligaciones de Servicio Universal de Telecomunicaciones y el compromiso que existe en la consecución de proyectos que hagan viable la prestación de servicio de telecomunicaciones al servicio de los ciudadanos y en consonancia con las misiones estatales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**226.119.890**
INGRESOS NO TRIBUTARIOS	**204.448.000**
Tasas	46.685.190
Ingresos por Contribuciones Especiales	157.762.810
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**1.671.890**
Venta de Otros Bienes y Servicios	1.671.890
INGRESOS DE OPERACIÓN	**20.000.000**
Ingresos Financieros de Instituciones Financieras	20.000.000
INGRESOS DE CAPITAL	**4.463.413**
RECURSOS PROPIOS DE CAPITAL	**4.463.413**
Incremento de la Depreciación y Amortización Acumulada	4.463.413
FUENTES DE FINANCIAMIENTO	**562.785.322**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**80.321.569**
Disminución de Otros Activos Financieros	80.321.569
Disminución de Disponibilidades	80.321.569
Disminución de Inversiones Temporales	80.321.569
INCREMENTO DEL PATRIMONIO	**482.463.753**
Incremento del Capital	482.463.753
Incremento de Aportes por Capitalizar	482.463.753
TOTAL RECURSOS	**793.368.625**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**221.180.717**
GASTOS DE CONSUMO	**211.652.081**
Remuneraciones	136.047.302
Sueldos, Salarios y Otras Retribuciones	45.901.350
Beneficios y Complementos de Sueldos y Salarios	31.591.656
Aportes Patronales	1.795.628
Prestaciones Sociales y Otras Indemnizaciones	11.900.540
Asistencia Socioeconómica	32.279.328
Otros Gastos de Personal	12.578.800
Compra de Bienes y Servicios	71.141.366
Bienes de Consumo	12.346.906
Servicios no Personales	58.794.460
Depreciación y Amortización	4.463.413
TRANSFERENCIAS Y DONACIONES CORRIENTES	**9.528.636**
Al Sector Privado	5.703.580
Transferencias Corrientes al Sector Privado	5.141.080
Directas a Personas	5.141.080
Pensiones y otros Beneficios Asociados	2.685.546
Jubilaciones y otros Beneficios Asociados	2.453.512
Otras Transferencias Directas a Personas	2.022
Donaciones Corrientes al Sector Privado	562.500
Donaciones a Personas	500.000
Donaciones a Instituciones sin Fines de Lucro	62.500
Al sector Público	2.985.567
Transferencias Corrientes al Sector Público	2.785.567
A la República	50.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	2.735.567
Donaciones Corrientes al Sector Público	200.000
A los Entes Descentralizados sin Fines Empresariales	200.000
Al Sector Externo	839.489
Transferencias Corrientes al Exterior	839.489
A Organismos Internacionales	839.489
GASTOS DE CAPITAL	**18.759.833**
INVERSIÓN REAL DIRECTA	**18.459.833**
Formación Bruta de Capital Fijo	17.299.350
Maquinaria, Equipos y otros Bienes Muebles	14.879.350
Construcciones de Bienes de Dominio Privado	2.420.000
Bienes Intangibles	1.160.483
Inversión Financiera	300.000
Al Sector Privado	300.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**553.428.075**
INVERSIÓN FINANCIERA	**24.999.422**
Incremento de Otros Activos Financieros	24.999.422
Incremento de Disponibilidades	24.999.422
Incremento de Caja	24.999.422
DISMINUCIÓN DE PASIVOS	**500.000**
Disminución de Cuentas y Efectos por Pagar	500.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	500.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	500.000
DISMINUCIÓN DEL PATRIMONIO	**527.928.653**
Disminución del Capital	527.928.653
Disminución de Aportes por Capitalizar	527.928.653
TOTAL GASTOS	**793.368.625**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107651	Ejecución de las Obligaciones del Servicio Universal de Telecomunicaciones	Conexión			657	474.325.880				474.325.880
107801	Fortalecimiento de la Presencia Regional de CONATEL en todo el Territorio Nacional	Edificación			4	6.772.602				6.772.602
107879	Desarrollo y Fortalecimiento de las Capacidades de los Ciudadanos, Cooperativas, EPS y Sector Público en General, en el tema de las Tecnologías de Información y Comunicación (TIC`S).	Taller / Curso			110	3.678.807				3.678.807
107907	Financiamiento de los Proyectos Presentados por los Productores Nacionales e Independientes ante el Fondo de Responsabilidad Social (FRS).	Hora			720	59.155.190				59.155.190
107982	Consolidación del Modelo Comunicacional Inclusivo	Población Atendida			130	3.329.849				3.329.849
108037	Adquisición de un Sistema Integrado para la Gestión de Habilitaciones, Análisis y Monitoreo del Espectro Radioeléctrico.	Sistema			1	1.199.000				1.199.000
TOTAL						**548.461.328**				**548.461.328**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	136.651.374				136.651.374
02	Gestión Administrativa	103.116.865				103.116.865
03	Previsión y Protección Social	5.139.058				5.139.058
	TOTAL	244.907.297				244.907.297

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**100**	**116**	**22**	**238**	**6.930.668**		**6.930.668**
Directivo	6	9	1	16	545.284		545.284
Profesional y Técnico	39	47	3	89	3.033.141		3.033.141
Personal Administrativo	46	17	12	75	2.556.019		2.556.019
Obrero	9	43	6	58	796.224		796.224
Personal Contratado	**212**	**175**	**178**	**565**	**14.860.780**		**14.860.780**
Directivo		2		2	44.667		44.667
Profesional y Técnico	166	142	150	458	12.471.089		12.471.089
Personal Administrativo	46	31	28	105	2.345.024		2.345.024
TOTAL	**312**	**291**	**200**	**803**	**21.791.448**		**21.791.448**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**	**3**	**4**	**442.146**
Empleados	1	3	4	442.146
Jubilados	**19**	**5**	**24**	**1.649.512**
Empleados	19	5	24	1.649.512
TOTAL	**20**	**8**	**28**	**2.091.658**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	136.047.302
4.02	Materiales, Suministros y Mercancías	12.346.906
4.03	Servicios no Personales	62.232.254
4.04	Activos Reales	18.459.833
4.05	Activos Financieros	25.299.422
4.07	Transferencias y Donaciones	534.019.495
4.08	Otros Gastos	4.463.413
4.11	Disminución de Pasivos	500.000
	TOTAL	**793.368.625**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**226.119.890**
INGRESOS NO TRIBUTARIOS	204.448.000
Tasas	46.685.190
Ingresos por la Venta de Bienes y Servicios de la Administración Pública	157.762.810
Venta de otros Bienes y Servicios	1.671.890
INGRESOS DE OPERACIÓN	20.000.000
Ingresos Financieros de Instituciones Financieras	20.000.000
B. GASTOS CORRIENTES	**221.180.717**
GASTOS DE CONSUMO	211.652.081
Remuneraciones	136.047.302
Sueldos, Salarios y otras Retribuciones	45.901.350
Beneficios y Complementos de Sueldos y Salarios	31.591.656
Aportes Patronales	1.795.628
Prestaciones Sociales y otras Indemnizaciones	11.900.540
Asistencia Socioeconómica	32.279.328
Otros Gastos de Personal	12.578.800
Compra de Bienes y Servicios	71.141.366
Bienes de Consumo	12.346.906
Servicios no Personales	58.794.460
Depreciación y Amortización	4.463.413
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.528.636
Al sector privado	5.703.580
Transferencias Corrientes al Sector Privado	5.141.080
Directas a Personas	5.141.080
Pensiones y otros Beneficios Asociados	2.685.546
Jubilaciones y otros Beneficios Asociados	2.453.512
Otras Transferencias Directas a Personas	2.022
Donaciones Corrientes al Sector Privado	562.500
Donaciones a Personas	500.000
Donaciones a Instituciones sin Fines de Lucro	62.500
Al Sector Público	2.985.567
Transferencias Corrientes al Sector Público	2.785.567
A la República	50.000
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	2.735.567
Donaciones Corrientes al Sector Público	200.000
A los Entes Descentralizados sin Fines Empresariales	200.000
Al Sector Externo	839.489
Transferencias Corrientes al Exterior	839.489
A Organismos Internacionales	839.489
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**4.939.173**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**9.402.586**
RECURSOS PROPIOS DE CAPITAL	9.402.586
Ahorro/(Desahorro) en Cuenta Corriente	4.939.173
Incremento de la Depreciación y Amortización Acumulada	4.463.413
B. GASTOS DE CAPITAL	**18.759.833**
INVERSIÓN REAL DIRECTA	18.459.833
Formación Bruta de Capital Fijo	17.299.350
Maquinaria, Equipos y otros Bienes Muebles	14.879.350
Construcciones de Bienes de Dominio Privado	2.420.000
Bienes Intangibles	1.160.483
INVERSIÓN FINANCIERA	300.000
Aportes en Acciones y Participaciones de Capital	300.000
Al Sector Privado	300.000
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(9.357.247)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**562.785.322**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	80.321.569
Disminución de otros Activos Financieros	80.321.569
Disminución de Disponibilidades	80.321.569
Disminución de Inversiones Temporales	80.321.569
INCREMENTO DEL PATRIMONIO	482.463.753
Incremento del Capital	482.463.753
Incremento de Aportes por Capitalizar	482.463.753
B. APLICACIONES FINANCIERAS	**562.785.322**
INVERSIÓN FINANCIERA	24.999.422
Incremento de otros Activos Financieros	24.999.422
Incremento de Disponibilidades	24.999.422
Incremento de Caja	24.999.422
DISMINUCIÓN DE PASIVOS	500.000
Disminución de Cuentas y Efectos por Pagar	500.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	500.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	500.000
DISMINUCIÓN DEL PATRIMONIO	527.928.653
Disminución del Capital	527.928.653
Disminución de Aportes por Capitalizar	527.928.653
DÉFICIT FINANCIERO	9.357.247

A0330

Fundación

Fondo Nacional de Transporte Urbano

(FONTUR)

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene como objetivo principal la planificación, coordinación, promoción, fomento, apoyo y financiamiento de actividades relacionadas con el desarrollo del transporte urbano, a fin de garantizar un servicio de transporte que contribuya a mejorar la calidad de vida de los ciudadanos.

Para llevar a cabo las directrices antes planteadas, el Ente debe cumplir con las políticas y normas requeridas por las Instituciones Nacionales (Ministerio del Poder Popular para la Planificación y Desarrollo, Ministerio del Poder Popular para Economía y Finanzas, Oficina Nacional de Presupuesto, Ministerio del Poder Popular para las Obras Públicas y Vivienda), entre otros.

En este sentido la política presupuestaria estará orientada a:

- Atender las necesidades tanto de personal como de los materiales y equipos requeridos, a fin de mantener el control y ejecución de los recursos asignados a esta Fundación, adaptados a la estructura organizativa y a las actividades previstas.

- Garantizar el fortalecimiento institucional, con la asistencia técnica-financiera, capacitación del personal, dotación de equipos, así como la coordinación en la ejecución de obras y de mejoras físicas a la infraestructura.

- Apoyar financieramente el transporte masivo, así como incrementar la eficacia y la calidad en la operatividad del tránsito.

- Planificar, dirigir, coordinar y supervisar el desarrollo del subsidio al Pasaje Preferencial Estudiantil.

- Buscar la calidad del servicio de transporte público a través del financiamiento de unidades, renovación y sustitución de taxis, con el fin de modernizar el parque automotor del país.

- Continuar con el rescate de la red vial principal, en coordinación con las autoridades regionales, mediante la rehabilitación y el mantenimiento de las carreteras, puentes y túneles.

- Administrar y operar las Estaciones de Peaje con los recursos provenientes de la actividad recaudadora de los mismos.

Con el objeto de continuar la ejecución de los proyectos que adelanta el Ente, se reciben recursos del Ejecutivo Nacional, Petróleos de Venezuela (PDVSA), Fondo para el Desarrollo Económico y Social del País (FONDESPA), cuentas por cobrar a transportistas y disponibilidades existentes en colocaciones bancarias.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**927.400.020**
INGRESOS DE OPERACIÓN	**189.271.856**
Otros ingresos de operación	189.271.856
TRANSFERENCIAS Y DONACIONES CORRIENTES	**738.128.164**
Del sector público	738.128.164
Transferencias corrientes internas recibidas del sector público	738.128.164
De la República	513.000.000
De los entes descentralizados con fines empresariales petroleros	225.128.164
INGRESOS DE CAPITAL	**228.113.251**
RECURSOS PROPIOS DE CAPITAL	**3.768.603**
Incremento de la depreciación y amortización acumuladas	3.768.603
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**224.344.648**
Transferencias de capital recibidas del sector público	224.344.648
De los entes descentralizados sin fines empresariales	224.344.648
FUENTES DE FINANCIAMIENTO	**515.963.527**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**515.963.527**
Recuperación de préstamos de corto plazo otorgados por entes descentralizados con fines empresariales	89.818.673
Al sector privado	89.818.673
Disminución de otros activos financieros	426.144.854
Disminución de cuentas por cobrar a corto plazo	233.767.854
Disminución de otras cuentas por cobrar a corto plazo	233.767.854
Disminución de fondos en avance, en anticipo y en fideicomiso	192.377.000
Disminución de fondos en fideicomiso	192.377.000
TOTAL RECURSOS	**1.671.476.798**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**834.514.805**
GASTOS DE CONSUMO	**382.035.439**
Remuneraciones	161.118.870
Sueldos, salarios y otras retribuciones	161.118.870
Compra de Bienes y servicios	217.147.966
Bienes de consumo	23.265.458
Servicios no personales	193.882.508
Depreciación y amortización	3.768.603
TRANSFERENCIAS Y DONACIONES CORRIENTES	452.479.366
Al sector privado	452.479.366
Transferencias corrientes al sector privado	452.479.366
Otras transferencias corrientes internas al sector privado	452.479.366
GASTOS DE CAPITAL	**457.002.065**
INVERSIÓN REAL DIRECTA	**457.002.065**
Formación Bruta de Capital Fijo	457.002.065
Maquinaria, equipos y otros bienes muebles	38.673.436
Bienes preexistentes	37.587.115
Construcciones de bienes de dominio público	380.741.514
APLICACIONES FINANCIERAS	**379.959.928**
INVERSIÓN FINANCIERA	**64.062.861**
Concesión de préstamos a corto plazo	64.062.861
Al sector privado	64.062.861

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCIÓN DE PASIVOS	**315.897.067**
Disminución de cuentas y efectos por pagar	315.897.067
Disminución de cuentas y efectos por pagar a corto plazo	315.897.067
Disminución cuentas por pagar a contratistas a corto plazo	315.897.067
TOTAL GASTOS	**1.671.476.798**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106996	Renovación de Flota.	Vehículo			148	141.867.097				141.867.097
107104	Gestión y Conservación de la Red Vial Principal VIAL III.	Kilómetro			422	286.455.940	33.743.349			320.199.289
107160	Transporte Masivo.	Convenio			6	30.445.452				30.445.452
107225	Rehabilitación y Mantenimiento de la Infraestructura Vial Urbana.	Kilómetro			56.476	45.825.459			225.128.164	270.953.623
107600	Pasaje Preferencial Estudiantil.	Estudiante			7.802.147	32.659.476	450.000.000		224.344.648	707.004.124
107689	Rehabilitación y Mantenimiento de las Vías Expresas del Area Metropolitana de Caracas.	Kilómetro			6.012	15.943.523				15.943.523
107783	Fortalecimiento Institucional.	Curso			100	5.027.766				5.027.766
109085	Administración y Recaudación de Peajes a Nivel Nacional.	Kilómetro			11.160	109.318.746				109.318.746
TOTAL						667.543.459	483.743.349		449.472.812	1.600.759.620

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	32.539.717	15.843.138			48.382.855
02	Gestión Administrativa	6.352.982	13.413.513			19.766.495
03	Previsión y Protección Social	2.567.828				2.567.828
	TOTAL	**41.460.527**	**29.256.651**			**70.717.178**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**393**	**264**		**657**	**20.482.305**	**337.775**	**20.820.080**
Directivo	10	7		17	1.649.243		1.649.243
Profesional y Técnico	229	153		382	12.501.141	256.467	12.757.608
Personal Administrativo	154	104		258	6.331.921	81.308	6.413.229
Personal Contratado	**1.799**	**1.201**		**3.000**	**21.936.623**		**21.936.623**
Directivo		1		1	95.568		95.568
Profesional y Técnico	719	480		1.199	8.674.692		8.674.692
Personal Administrativo	1.080	720		1.800	13.166.363		13.166.363
TOTAL	2.192	1.465		3.657	42.418.928	337.775	42.756.703

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**4**	**3**	**7**	**280.000**
Empleados	4	3	7	280.000
Jubilados	**11**	**11**	**22**	**820.000**
Empleados	11	11	22	820.000
TOTAL	15	14	29	1.100.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	161.118.870
4.02	Materiales, Suministros y Mercancías	23.265.458
4.03	Servicios No Personales	193.882.508
4.04	Activos Reales	457.002.065
4.05	Activos Financieros	64.062.861
4.07	Transferencias y Donaciones	452.479.366
4.08	Otros Gastos	3.768.603
4.11	Disminución de Pasivos	315.897.067
	TOTAL	**1.671.476.798**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**927.400.020**
TRANSFERENCIAS Y DONACIONES CORRIENTES	738.128.164
Del sector público	738.128.164
Transferencias corrientes internas recibidas del sector público	738.128.164
Ministerio del Poder Popular para las Obras Públicas y Vivienda	513.000.000
Pasaje Preferencial Estudiantil	450.000.000
Recursos Ordinarios	350.000.000
Gestión Fiscal	100.000.000
Gastos de Funcionamiento	63.000.000
Recursos Ordinarios	59.000.000
Gestión Fiscal	4.000.000
De los entes descentralizados con fines empresariales petroleros	225.128.164
INGRESOS DE OPERACIÓN	189.271.856
Otros ingresos de operación	189.271.856
B. GASTOS CORRIENTES	**834.514.805**
GASTOS DE CONSUMO	382.035.439
Remuneraciones	161.118.870
Sueldos, salarios y otras retribuciones	161.118.870
Compra de Bienes y servicios	217.147.966
Bienes de consumo	23.265.458
Servicios no personales	193.882.508
Depreciación y amortización	3.768.603
TRANSFERENCIAS Y DONACIONES CORRIENTES	452.479.366
Al sector público	452.479.366
Transferencias corrientes al sector público	452.479.366
A la República	452.479.366
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**92.885.215**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**320.998.466**
RECURSOS PROPIOS DE CAPITAL	96.653.818
Ahorro/ Desahorro en Cuenta Corriente	92.885.215
Incremento de la depreciación y amortización acumuladas	3.768.603
TRANSFERENCIAS Y DONACIONES DE CAPITAL	224.344.648
Transferencias de capital recibidas del sector público	224.344.648
De los entes descentralizados sin fines empresariales	224.344.648
B. GASTOS DE CAPITAL	**457.002.065**
INVERSIÓN REAL DIRECTA	457.002.065
Formación Bruta de Capital Fijo	457.002.065
Maquinaria, equipos y otros bienes muebles	38.673.436
Bienes preexistentes	37.587.115
Construcciones de bienes de dominio público	380.741.514
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(136.003.599)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**515.963.527**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	515.963.527
Recuperación de préstamos de corto plazo otorgados por entes descentralizados con fines empresariales	89.818.673
Del sector privado	89.818.673
Disminución de otros activos financieros	426.144.854
Disminución de cuentas por cobrar a corto plazo	233.767.854
Disminución de otras cuentas por cobrar a corto plazo	233.767.854
Disminución de fondos en avance, en anticipo y en fideicomiso	192.377.000
Disminución de fondos en fideicomiso	192.377.000
B. APLICACIONES FINANCIERAS	**515.963.527**
INVERSIÓN FINANCIERA	64.062.861
Concesión de préstamos a corto plazo	64.062.861
Al sector privado	64.062.861
DISMINUCIÓN DE PASIVOS	315.897.067
Disminución de cuentas y efectos por pagar	315.897.067
Disminución de cuentas y efectos por pagar a corto plazo	315.897.067
Disminución cuentas por pagar a contratistas a corto plazo	315.897.067
DÉFICIT FINANCIERO	136.003.599

A0367
Fundación
Laboratorio Nacional de Vialidad
(FUNDALANAVIAL)

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD (FUNDALANAVIAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL), tiene como política presupuestaria la distribución justa, oportuna y transparente de los recursos percibidos, tanto a través del Ejecutivo Nacional como por gestión propia. La aplicación de esta política genera un desarrollo armónico y sustentable que permite la integración de manera efectiva del modelo productivo socialista, en función de la excelencia y basado en la búsqueda de la calidad, control de los procedimientos, normativas y materiales que son utilizados en la ejecución de las obras del Despacho de las Obras Públicas y Vivienda, y superestructura dentro del país, ejecutando políticas de divulgación y adaptación de las normas de calidad ISO 17025, del sistema de gestión de la ISO 9001, la cual ofrece a sus clientes propuestas competitivas a nivel nacional e internacional.

Es importante señalar, que la demanda potencial de los servicios, es cada vez mayor, en virtud de las contrataciones y convenios con las Instituciones del Estado y Empresas Privadas, lo que viene a incrementar la prestación de servicios por parte de la Fundación y en apoyo a este proyecto se desarrollará el proceso de equipamiento y adecuación de los centros de formación y capacitación de técnicos en el área de calidad de obras de infraestructura que contribuya a mejorar la gestión de servicios de control de calidad en las obras que se ejecutan.

En este sentido, a los fines de alcanzar las metas y objetivos propuestos para el año 2010, la institución, tiene previsto la ejecución de proyectos que garanticen la consecución de los mismos, entre los cuales se señalan:

- Fortalecimiento de la Cultura de la Calidad en la Prestación de Servicios
- Fortalecimiento de Superestructura - Tecnológico - Logístico
- Proceso de Reingeniería con Vista a la Modificación de la Naturaleza Jurídica de la Fundación
- Centro de Formación y Capacitación Socialista "Simón Rodríguez"
- Centro de Documentación y Divulgación Socialista "José Martí"
- Estadística de la Gestión Institucional

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**68.486.052**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**49.486.052**
Venta de Servicios	49.486.052
TRANSFERENCIAS Y DONACIONES CORRIENTES	**19.000.000**
Del Sector Público	19.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.000.000
De la República	19.000.000
INGRESOS DE CAPITAL	**1.749.814**
RECURSOS PROPIOS DE CAPITAL	**1.749.814**
Venta y/o Desincorporación de Activos Fijos	874.907
De Activos Fijos	858.615
De Activos Intangibles	16.292
Incremento de la Depreciación y Amortización Acumulada	874.907
TOTAL RECURSOS	**70.235.866**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**42.122.218**
GASTOS DE CONSUMO	**41.639.900**
Remuneraciones	19.000.000
Sueldos, Salarios y Otras Retribuciones	6.116.419
Beneficios y Complementos de Sueldos y Salarios	6.932.245
Aportes Patronales	377.966
Prestaciones Sociales y Otras Indemnizaciones	2.214.719
Asistencia Socioeconómica	3.358.651
Compra de Bienes y Servicios	21.764.993
Bienes de Consumo	2.787.034
Servicios no Personales	18.977.959
Depreciación y Amortización	874.907
TRANSFERENCIAS Y DONACIONES CORRIENTES	**482.318**
Al Sector Privado	374.468
Transferencias Corrientes al Sector Privado	36.787
Directas a Personas	36.787
Pensiones y otros Beneficios Asociados	36.787
Donaciones Corrientes al Sector Privado	337.681
Donaciones a Personas	289.535
Donaciones a Instituciones sin Fines de Lucro	48.146
Al Sector Público	107.850
Donaciones Corrientes al Sector Público	107.850
A la República	107.850

GASTOS DE CAPITAL	**25.398.341**
INVERSIÓN REAL DIRECTA	**25.398.341**
Formación Bruta de Capital Fijo	10.410.888
Maquinaria, Equipos y otros Bienes Muebles	7.852.241
Construcciones de Bienes de Dominio Privado	2.558.647
Producción Propia	14.987.453
Remuneraciones	5.050.000
Compra de Bienes y servicios	9.937.453
Bienes de Consumo	1.638.400
Servicios no Personales	8.299.053
APLICACIONES FINANCIERAS	**2.715.307**
DISMINUCIÓN DE PASIVOS	**2.715.307**
Disminución de Cuentas y Efectos por Pagar	2.715.307
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.715.307
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.715.307
TOTAL GASTOS	**70.235.866**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106885	Fortalecimiento de la Cultura de la Calidad en la Prestación de Servicios	Certificación / Informe			16	2.950.000				2.950.000
106991	Fortalecimiento de Superestructura - Tecnológico - Logístico	Equipamiento			636	12.566.000				12.566.000
107614	Proceso de Reingeniería con Vista a la Modificación de la Naturaleza Jurídica de la Fundación	Institución			1	6.100.000				6.100.000
107720	Centro de Formación y Capacitación Socialista "Simón Rodríguez"	Taller			10	40.000				40.000
107768	Centro de Documentación y Divulgación Socialista "José Martí"	Unidad			1.000	140.150				140.150
107792	Estadística de la Gestión Institucional	Oficina			1	500.000				500.000
TOTAL						22.296.150				22.296.150

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		19.000.000			19.000.000
02	Gestión Administrativa	28.902.929				28.902.929
03	Previsión y Protección Social	36.787				36.787
	TOTAL	**28.939.716**	**19.000.000**			**47.939.716**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**111**	**124**		**235**	**4.270.725**		**4.270.725**
Directivo	6	7		13	383.700		383.700
Profesional y Técnico	75	94		169	2.868.096		2.868.096
Personal Administrativo	30	23		53	1.018.929		1.018.929
Personal Contratado	**21**	**26**		**47**	**1.815.694**		**1.815.694**
Profesional y Técnico	14	18		32	1.264.712		1.264.712
Personal Administrativo	7	8		15	550.982		550.982
TOTAL	132	150		282	6.086.419		6.086.419

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**		**1**	**36.787**
Empleados	1		1	36.787
TOTAL	1		1	36.787

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	24.050.000
4.02	Materiales, Suministros y Mercancías	4.425.434
4.03	Servicios no Personales	27.277.012
4.04	Activos Reales	10.410.888
4.07	Transferencias y Donaciones	482.318
4.08	Otros Gastos	874.907
4.11	Disminución de Pasivos	2.715.307
	TOTAL	**70.235.866**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**68.486.052**
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.000.000
Del Sector Público	19.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.000.000
De la República	19.000.000
Ministerio del Poder Popular para las Obras Públicas y Vivienda	19.000.000
Recursos Ordinarios	15.000.000
Gestión Fiscal	4.000.000
Ingresos por la Venta de Bienes y Servicios de la Administración Pública	49.486.052
Venta de Servicios	49.486.052
B. GASTOS CORRIENTES	**42.122.218**
GASTOS DE CONSUMO	41.639.900
Remuneraciones	19.000.000
Sueldos, Salarios y otras Retribuciones	6.116.419
Beneficios y Complementos de Sueldos y Salarios	6.932.245
Aportes Patronales	377.966
Prestaciones Sociales y otras Indemnizaciones	2.214.719
Asistencia Socioeconómica	3.358.651
Compra de Bienes y Servicios	21.764.993
Bienes de Consumo	2.787.034
Servicios no Personales	18.977.959
Depreciación y Amortización	874.907
TRANSFERENCIAS Y DONACIONES CORRIENTES	482.318
Al sector Privado	374.468
Transferencias Corrientes al Sector Privado	36.787
Directas a personas	36.787
Pensiones y otros Beneficios Asociados	36.787
Donaciones Corrientes al Sector Privado	337.681
Donaciones a Personas	289.535
Donaciones a Instituciones sin Fines de Lucro	48.146
Al Sector Público	107.850
Donaciones Corrientes al Sector Público	107.850
A la República	107.850
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**26.363.834**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**28.113.648**
RECURSOS PROPIOS DE CAPITAL	28.113.648
Ahorro/Desahorro en Cuenta Corriente	26.363.834
Venta y/o Desincorporación de Activos Fijos	874.907
De Activos Fijos	858.615
De Activos Intangibles	16.292
Incremento de la Depreciación y Amortización Acumulada	874.907
B. GASTOS DE CAPITAL	**25.398.341**
INVERSIÓN REAL DIRECTA	25.398.341
Formación Bruta de Capital Fijo	25.398.341
Maquinaria, Equipos y otros Bienes Muebles	7.852.241
Construcciones de Bienes de Dominio Privado	2.558.647
Producción propia (Gastos Capitalizables)	14.987.453
Remuneraciones	5.050.000
Bienes y Servicios	9.937.453
Bienes de Consumo	1.638.400
Servicios no Personales	8.299.053
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**2.715.307**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.715.307**
SUPERÁVIT FINANCIERO	2.715.307
B. APLICACIONES FINANCIERAS	**2.715.307**
DISMINUCIÓN DE PASIVOS	2.715.307
Disminución de Cuentas y Efectos por Pagar	2.715.307
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.715.307
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.715.307

A0411
Fundación Pro-Patria 2000

FUNDACIÓN PRO-PATRIA 2000

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación girará en estricto apegó a las directrices y propósitos del desarrollo nacional, hará uso de los recursos ya asignados y los que le asigne el Ejecutivo Nacional, a través del Ministerio del Poder Popular para las Obras Públicas y Vivienda, así como otros recursos que pueda recibir de cualquier otro sector, ejecutándolos bajo lineamientos de transparencia, eficiencia, efectividad y eficacia.

La política de gasto estará orientada a la ejecución de obras civiles, así como a la adquisición de bienes y servicios, destinados al cumplimiento de los objetivos y metas de la Fundación, actuando en todo momento dentro del marco legal vigente y en el contexto de la política nacional de racionalización del gasto. A tal fin, los proyectos aprobados se ejecutarán con la calidad y tiempo debido, respondiendo a las necesidades que demanda la sociedad venezolana, contribuyendo de esta manera a mejorar el nivel de desarrollo económico y social de todos los sectores que la integran.

Con el objeto de dar cumplimiento a esta política la Fundación se propone:

Continuar con la ejecución de los proyectos iniciados en años anteriores, con especial énfasis en las obras prioritarias.

Ejecutar proyectos de vialidad a nivel nacional, en coordinación con el Ministerio del Poder Popular para las Obras Públicas y Vivienda, Gobernaciones, Alcaldías y otros entes regionales.

Atender las demandas realizadas por las regiones, en materia de de pavimentación, asfaltado y bacheo en calles y avenidas, canalización de aguas servidas a través de la red de cloacas y construcción de red de aguas blancas.

Construcción de tramos de autopistas y de carreteras, mediante la administración de la Fundación.

Incentivar la asociación cooperativa de la población, reubicada en los desarrollos habitacionales, construidos por el Ejecutivo Nacional y contribuir con la generación de nuevos puestos de trabajo.

Atender las obras de emergencia que en materia de infraestructura, salud, educación, habitacional, deportiva o de servicios que requiera el Ejecutivo Nacional, estadal o municipal.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**60.000.000**
INGRESOS DE LA PROPIEDAD	**27.000.000**
Intereses	27.000.000
Intereses internos	27.000.000
Intereses por depósitos	27.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.000.000
Del sector público	33.000.000
Transferencias corrientes internas recibidas del sector público	33.000.000
De la República	33.000.000
INGRESOS DE CAPITAL	**1.281.699**
RECURSOS PROPIOS DE CAPITAL	**1.281.699**
Incremento de la depreciación y amortización acumuladas	1.281.699
FUENTES DE FINANCIAMIENTO	**1.737.326.905**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.737.326.905**
Disminución de otros activos financieros	1.737.326.905
Disminución de disponibilidades	229.354.608
Disminución de caja	28.428.515
Disminución de inversiones temporales	200.926.093
Disminución de cuentas por cobrar a corto plazo	106.336.040
Disminución de cuentas comerciales por cobrar a corto plazo	106.336.040
Disminución de fondos en avance, en anticipo y en fideicomiso	1.401.636.257
Disminución de fondos en fideicomiso	1.300.329.718
Disminución de anticipos a contratistas por contratos a corto plazo	101.306.539
TOTAL RECURSOS	**1.798.608.604**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.033.695.962**
GASTOS DE CONSUMO	**147.902.419**
Remuneraciones	27.744.809
Sueldos, salarios y otras retribuciones	8.268.012
Beneficios y complementos de sueldos y salarios	8.922.671
Aportes patronales	1.489.456
Prestaciones sociales y otras indemnizaciones	2.781.487
Asistencia socioeconómica	5.756.715
Otros gastos de personal	526.468
Compra de Bienes y servicios	118.875.911
Bienes de consumo	873.819
Servicios no personales	118.002.092
Depreciación y amortización	1.281.699
TRANSFERENCIAS Y DONACIONES CORRIENTES	**885.793.543**
Al sector privado	350.629
Transferencias corrientes al sector privado	350.629
Directas a personas	350.629
Jubilaciones y otros beneficios asociados	350.629
Al sector público	885.442.914
Donaciones corrientes al sector público	885.442.914
A la República	885.442.914

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**764.516.642**
INVERSIÓN REAL DIRECTA	**764.516.642**
Formación Bruta de Capital Fijo	764.358.623
Edificios e instalaciones	1.052.680
Maquinaria, equipos y otros bienes muebles	1.705.456
Construcciones de bienes de dominio privado	204.996.778
Construcciones de bienes de dominio público	475.972.318
Producción propia	80.631.391
Compra de Bienes y servicios	80.631.391
Servicios no personales	80.631.391
Bienes intangibles	158.019
APLICACIONES FINANCIERAS	**396.000**
DISMINUCIÓN DE PASIVOS	**396.000**
Disminución de cuentas y efectos por pagar	396.000
Disminución de cuentas y efectos por pagar a corto plazo	396.000
Disminución de efectos por pagar a proveedores a corto plazo	396.000
TOTAL GASTOS	**1.798.608.604**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
98317	Construir, mejorar y mantener las principales autopistas y/o vías expresas del territorio nacional - Continuación	07-01-2009	30-12-2010		325.218.562			325.218.562
98385	Construir, mejorar y mantener las carreteras y/o vías expresas a nivel nacional - continuación	13-01-2009	31-12-2010	4.500.000	72.112.128			76.612.128
98393	Continuar con la construcción, ampliación y mejoras de edificaciones de salud	09-02-2009	30-12-2010		449.584.884			449.584.884
98394	Construir, ampliar y mejorar las edificaciones educativas	19-01-2009	30-12-2010		120.125.218			120.125.218
98525	Continuación con la construcción, instalación y mantenimiento de puentes a nivel nacional	16-01-2009	28-12-2010		140.600.000			140.600.000
98701	Continuar con la construcción, ampliación y mejoras de edificaciones de seguridad y defensa	05-01-2009	30-03-2010		97.216.193			97.216.193
98706	Continuación con la construcción, rehabilitación y mantenimiento de la vialidad agrícola a nivel nacional.	13-01-2009	30-12-2010	121.168.882	38.639.213			159.808.095
98712	Continuar con la modernización, adecuación y ampliación de espacios físicos y operacionales en el Territorio Nacional.	01-01-2009	22-12-2010		2.266.855			2.266.855

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
98718	Continuar con la construcción, ampliación y mejoras de edificaciones de educación superior	09-09-2009	03-03-2010		450.000.000			450.000.000
100079	Construir, ampliar y mejorar viviendas a nivel nacional	13-01-2009	15-12-2010	5.000.000	55.563.631			60.563.631
	TOTAL			**130.668.882**	**1.751.326.684**			**1.881.995.566**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
98317	Construir, mejorar y mantener las principales Autopistas y/o vías Expresas del territorio nacional - Continuación	Kilómetro			5	325.218.562				325.218.562
98385	Construir, mejorar y mantener las carreteras y/o vías expresas a nivel nacional - Continuación	Kilómetro			55	72.112.128				72.112.128
98393	Continuar con la construcción, ampliación y mejoras de edificaciones de salud	Metro Cuadrado			48.243	449.584.884				449.584.884
98394	Construir, ampliar y mejorar las edificaciones educativas	Metro Cuadrado			16.602	120.125.218				120.125.218
98525	Continuación con la construcción, instalación y mantenimiento de puentes a nivel nacional	Kilómetro			158	140.600.000				140.600.000
98701	Continuar con la construcción, ampliación y mejoras de edificaciones de seguridad y defensa	Metro Cuadrado			168.218	97.216.193				97.216.193
98706	Continuación con la construcción, rehabilitación y mantenimiento de la vialidad agrícola a nivel nacional.	Kilómetro			35	38.639.213				38.639.213

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta		Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
98712	Continuar con la modernización, adecuación y ampliación de Espacios Físicos y Operacionales en el Territorio Nacional.	Metro Cuadrado	88	2.266.855				2.266.855
98718	Continuar con la construcción, ampliación y mejoras de edificaciones de educación superior	Metro Cuadrado	511.513	450.000.000				450.000.000
100079	Construir, ampliar y mejorar viviendas a nivel nacional	Vivienda	26.590	55.563.631				55.563.631
	TOTAL			**1.751.326.684**				**1.751.326.684**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		28.053.010			28.053.010
02	Gestión Administrativa	14.281.920	4.596.361			18.878.281
03	Previsión y Protección Social		350.629			350.629
	TOTAL	**14.281.920**	**33.000.000**			**47.281.920**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**101**	**54**	**6**	**161**	**5.896.339**		**5.896.339**
Directivo	5	2		7	622.461		622.461
Profesional y Técnico	81	33	5	119	4.693.884		4.693.884
Personal Administrativo	12	3		15	258.256		258.256
Obrero	3	16	1	20	321.738		321.738
Personal Contratado	**7**	**11**	**3**	**21**	**273.913**		**273.913**
Profesional y Técnico	5	11	3	19	248.190		248.190
Personal Administrativo	2			2	25.723		25.723
TOTAL	**108**	**65**	**9**	**182**	**6.170.252**		**6.170.252**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**4**		**4**	**350.629**
Empleados	4		4	350.629
TOTAL	**4**		**4**	**350.629**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	27.744.809
4.02	Materiales, suministros y mercancías	873.819
4.03	Servicios no personales	198.633.483
4.04	Activos reales	683.885.251
4.07	Transferencias y donaciones	885.793.543
4.08	Otros gastos	1.281.699
4.11	Disminución de pasivos	396.000
	TOTAL	**1.798.608.604**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**60.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	33.000.000
Del sector público	33.000.000
Transferencias corrientes internas recibidas del sector público	33.000.000
Ministerio del Poder Popular para las Obras Públicas y Vivienda	33.000.000
Gastos de Funcionamiento	33.000.000
Recursos Ordinarios	28.000.000
Gestión Fiscal	5.000.000
INGRESOS DE LA PROPIEDAD	27.000.000
Intereses	27.000.000
Intereses internos	27.000.000
Intereses por depósitos	27.000.000
B. GASTOS CORRIENTES	**1.033.695.962**
GASTOS DE CONSUMO	147.902.419
Remuneraciones	27.744.809
Sueldos, salarios y otras retribuciones	8.268.012
Beneficios y complementos de sueldos y salarios	8.922.671
Aportes patronales	1.489.456
Prestaciones sociales y otras indemnizaciones	2.781.487
Asistencia socioeconómica	5.756.715
Otros gastos de personal	526.468
Compra de Bienes y servicios	118.875.911
Bienes de consumo	873.819
Servicios no personales	118.002.092
Depreciación y amortización	1.281.699
TRANSFERENCIAS Y DONACIONES CORRIENTES	885.793.543
Al sector privado	350.629
Transferencias corrientes al sector privado	350.629
Directas a personas	350.629
Jubilaciones y otros beneficios asociados	350.629
Al sector público	885.442.914
Donaciones corrientes al sector público	885.442.914
A la República	885.442.914
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/ (DESAHORRO)	**(973.695.962)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(972.414.263)**
RECURSOS PROPIOS DE CAPITAL	(972.414.263)
Ahorro/ (Desahorro) en Cuenta Corriente	(973.695.962)
Incremento de la depreciación y amortización acumuladas	1.281.699
B. GASTOS DE CAPITAL	**764.516.642**
INVERSIÓN REAL DIRECTA	764.516.642
Formación Bruta de Capital Fijo	764.358.623
Edificios e instalaciones	1.052.680
Maquinaria, equipos y otros bienes muebles	1.705.456
Construcciones de bienes de dominio privado	204.996.778
Construcciones de bienes de dominio público	475.972.318
Producción propia (Gastos Capitalizables)	80.631.391
Bienes y servicios	80.631.391
Servicios no personales	80.631.391
Bienes intangibles	158.019
C. RESULTADO FINANCIERO: SUPERÁVIT/ (DÉFICIT)	**(1.736.930.905)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.737.326.905**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.737.326.905
Disminución de otros activos financieros	1.737.326.905
Disminución de disponibilidades	229.354.608
Disminución de caja	28.428.515
Disminución de inversiones temporales	200.926.093
Disminución de cuentas por cobrar a corto plazo	106.336.040
Disminución de cuentas comerciales por cobrar a corto plazo	106.336.040
Disminución de fondos en avance, en anticipo y en fideicomiso	1.401.636.257
Disminución de fondos en fideicomiso	1.300.329.718
Disminución de anticipos a contratistas por contratos a corto plazo	101.306.539
B. APLICACIONES FINANCIERAS	**1.737.326.905**
DISMINUCIÓN DE PASIVOS	396.000
Disminución de cuentas y efectos por pagar	396.000
Disminución de cuentas y efectos por pagar a corto plazo	396.000
Disminución de efectos por pagar a proveedores a corto plazo	396.000
DÉFICIT FINANCIERO	1.736.930.905

A0444
Fundación Misión Hábitat

FUNDACIÓN MISIÓN HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Hábitat es el organismo encargado de la organización, planificación, promoción, administración, financiamiento y ejecución de los programas y proyectos definidos en los planes de desarrollo de vivienda y hábitat en el ámbito nacional, en correspondencia con las estrategias de desarrollo y las políticas establecidas por el Ejecutivo Nacional.

En función de contribuir con la transformación integral de los asentamientos humanos y con la ejecución de nuevos desarrollos, a través de la participación de las comunidades organizadas, tiene previsto para el ejercicio fiscal 2010, ejecutar planes de construcción y mejoras de vivienda y hábitat, basados en dos líneas estratégicas fundamentales:

- La transformación integral de los asentamientos humanos (transformación de los centros urbanos y rehabilitación de urbanizaciones populares).
- El desarrollo de ciudades (densificación de centros urbanos y construcción de nuevas ciudades).

Es importante destacar, que la Misión Hábitat ejecuta los citados proyectos con recursos provenientes del Fondo de Aportes del Sector Público (FASP), los cuales están bajo la administración del Banco Nacional de Vivienda y Hábitat (BANAVIH).

El gasto se sustenta en los principios de eficiencia, oportunidad y austeridad, orientándose a cubrir gastos de operación y supervisión, derivados del control físico de las obras asignadas por el Ejecutivo Nacional.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**23.230.000**
INGRESOS DE OPERACIÓN	**2.230.000**
Otros ingresos de operación	2.230.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**21.000.000**
Del sector público	21.000.000
Transferencias corrientes internas recibidas del sector público	21.000.000
De la República	21.000.000
TOTAL RECURSOS	23.230.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**22.336.276**
GASTOS DE CONSUMO	**22.303.984**
Remuneraciones	15.713.946
Sueldos, salarios y otras retribuciones	5.091.744
Beneficios y complementos de sueldos y salarios	4.373.806
Aportes patronales	804.892
Prestaciones sociales y otras indemnizaciones	1.158.325
Asistencia socioeconómica	4.285.179
Compra de bienes y servicios	6.590.038
Bienes de consumo	2.177.000
Servicios no personales	4.413.038
TRANSFERENCIAS Y DONACIONES CORRIENTES	**32.292**
Al sector privado	32.292
Donaciones corrientes al sector privado	32.292
Donaciones a personas	32.292
GASTOS DE CAPITAL	**893.724**
INVERSIÓN REAL DIRECTA	**893.724**
Formación Bruta de Capital Fijo	703.180
Maquinaria, equipos y otros bienes muebles	703.180
Bienes intangibles	190.544
TOTAL GASTOS	**23.230.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		16.113.946			16.113.946
02	Gestión Administrativa	2.230.000	4.886.054			7.116.054
TOTAL		2.230.000	21.000.000			23.230.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Contratado	**68**	**67**	**3**	**138**	**5.091.744**		**5.091.744**
Directivo	16	16	2	34	1.771.200		1.771.200
Profesional y Técnico	32	24	1	57	2.570.400		2.570.400
Personal Administrativo	20	27		47	750.144		750.144
TOTAL	68	67	3	138	5.091.744		5.091.744

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	15.713.946
4.02	Materiales, Suministros y Mercancías	2.177.000
4.03	Servicios no Personales	4.413.038
4.04	Activos Reales	893.724
4.07	Transferencias y Donaciones	32.292
	TOTAL	**23.230.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**23.230.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**21.000.000**
Del sector público	21.000.000
Transferencias corrientes internas recibidas del sector público	21.000.000
De la República	21.000.000
Ministerio del Poder Popular para las Obras Públicas y Vivienda	
Gastos de Funcionamiento	21.000.000
Recursos Ordinarios	17.000.000
Gestión Fiscal	4.000.000
INGRESOS DE OPERACION	**2.230.000**
Otros ingresos de operación	2.230.000
B. GASTOS CORRIENTES	**22.336.276**
GASTOS DE CONSUMO	**22.303.984**
Remuneraciones	15.713.946
Sueldos, salarios y otras retribuciones	5.091.744
Beneficios y complementos de sueldos y salarios	4.373.806
Aportes patronales	804.892
Prestaciones sociales y otras indemnizaciones	1.158.325
Asistencia socioeconómica	4.285.179
Compra de Bienes y servicios	6.590.038
Bienes de consumo	2.177.000
Servicios no personales	4.413.038
TRANSFERENCIAS Y DONACIONES CORRIENTES	**32.292**
Al sector privado	32.292
Donaciones corrientes al sector privado	32.292
Donaciones a personas	32.292
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**893.724**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**893.724**
RECURSOS PROPIOS DE CAPITAL	**893.724**
Ahorro/ Desahorro en Cuenta Corriente	893.724
B. GASTOS DE CAPITAL	**893.724**
INVERSIÓN REAL DIRECTA	**893.724**
Formación Bruta de Capital Fijo	703.180
Maquinaria, equipos y otros bienes muebles	703.180
Bienes intangibles	190.544
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0658

Instituto Autónomo
Aeropuerto Internacional de Maiquetía
(IAAIM)

INSTITUTO AUTÓNOMO AEROPUERTO INTERNACIONAL DE MAIQUETÍA (IAAIM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio económico financiero 2010, el Instituto Autónomo Aeropuerto Internacional de Maiquetía continuará atendiendo con estándares de calidad, todos los servicios inherentes al movimiento de aeronaves, pasajeros y carga, diseñando e implementando programas de mantenimiento preventivo y correctivo de las instalaciones, equipos, áreas de pistas y zonas verdes.

La inversión será orientada a la adquisición de equipos y sistemas destinados a fortalecer la plataforma tecnológica, así como ejecutar e inspeccionar la construcción de obras orientadas en su conjunto, a mantener la categoría del aeropuerto y la certificación.

El aspecto comercial se fundamenta, en el incremento de los recursos generados por las concesiones comerciales en la estructura de ingresos, que serán reinvertidos en las instalaciones.

Como resultado de las operaciones, se generarán ingresos suficientes para cubrir costos y gastos de operación, mantener y crear reservas de capital, para responder al crecimiento futuro del aeropuerto, así como cumplir con el compromiso de responsabilidad social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**523.832.027**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**522.908.451**
Venta de servicios	522.908.451
OTROS INGRESOS	**923.576**
Otros ingresos ordinarios	923.576
INGRESOS DE CAPITAL	**9.464.745**
RECURSOS PROPIOS DE CAPITAL	**9.464.745**
Incremento de la depreciación y amortización acumuladas	9.464.745
FUENTES DE FINANCIAMIENTO	**32.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**29.000.000**
Disminución de otros activos financieros	29.000.000
Disminución de disponibilidades	29.000.000
Disminución de Bancos	25.000.000
Disminución de cuentas por cobrar a corto plazo	4.000.000
Disminución de cuentas comerciales por cobrar a corto plazo	4.000.000
INCREMENTO DE PASIVOS	**3.500.000**
Incremento de cuentas y efectos por pagar	3.500.000
Incremento de cuentas y efectos por pagar a corto plazo	3.500.000
Incremento cuentas por pagar a proveedores a corto plazo	3.500.000
TOTAL RECURSOS	**565.796.772**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**461.316.960**
GASTOS DE CONSUMO	**410.499.986**
Remuneraciones	219.457.417
Sueldos, salarios y otras retribuciones	43:891.484
Beneficios y complementos de sueldos y salarios	79.004.670
Aportes patronales	10.972.871
Prestaciones sociales y otras indemnizaciones	17.556.592
Asistencia socioeconómica	68.031.800
Compra de Bienes y servicios	181.577.824
Bienes de consumo	26.877.496
Servicios no personales	154.700.328
Depreciación y amortización	9.464.745
TRANSFERENCIAS Y DONACIONES CORRIENTES	**50.816.974**
Al sector privado	50.816.974
Transferencias corrientes al sector privado	50.816.974
Directas a personas	50.816.974
Pensiones y otros beneficios asociados	6.606.206
Jubilaciones y otros beneficios asociados	36.080.052
Otras transferencias directas a personas	8.130.716
GASTOS DE CAPITAL	**104.479.812**
INVERSIÓN REAL DIRECTA	**104.479.812**
Formación Bruta de Capital Fijo	103.379.812
Maquinaria, equipos y otros bienes muebles	50.859.168
Construcciones de bienes de dominio privado	52.520.644

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Bienes intangibles	1.100.000
TOTAL GASTOS	**565.796.772**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106807	Acondicionamiento de la Infraestructura y Espacios Físicos del Aeropuerto de Maiquetía	Metro Cuadrado			177.663	6.200.000				6.200.000
106861	Acondicionamiento y Actualización del Sector Cabo Blanco en el Aeropuerto de Maiquetía	Metro Cuadrado			12.000	540.000				540.000
106872	Mantenimiento y Mejoras en los Bienes Muebles e Inmuebles del Aeropuerto de Maiquetía	Metro Cuadrado			85.250	61.150.000				61.150.000
106918	Mejoramiento de la Seguridad de las Instalaciones Aeroportuarias	Equipo			4	700.000				700.000
106932	Mantenimiento y Mejoras de las Instalaciones Eléctricas del Aeropuerto de Maiquetía	Equipo			39	15.000.000				15.000.000
106962	Mantenimiento y Mejoras de los Equipos Electromecánicos del Aeropuerto de Maiquetía	Equipo			150	22.156.000				22.156.000
106999	Actualización y Mejoras en los Sistemas Informáticos del Aeropuerto de Maiquetía	Equipo			501	11.350.000				11.350.000
107026	Mejoramiento de la Seguridad Operacional en las Zonas de Pistas y Calles de Rodaje del Aeropuerto de Maiquetía	Equipo			4	7.190.000				7.190.000
107040	Mejoramiento de las Zonas Vecinas del Aeropuerto	Metro Cuadrado			6.000	8.336.000				8.336.000
107045	Actualización y Mejoramiento de los Procesos de Recaudación y Pagos del IAIM	Sistema			2	600.000				600.000
	TOTAL					**133.222.000**				**133.222.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	220.274.127				220.274.127
02	Gestión Administrativa	172.898.147				172.898.147
03	Previsión y Protección Social	39.402.498				39.402.498
	TOTAL	**432.574.772**				**432.574.772**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**627**	**662**		**1.289**	**29.318.417**	**3.100.000**	**32.418.417**
Directivo	10	7		17	510.000		510.000
Profesional y Técnico	205	140		345	8.699.550	1.240.000	9.939.550
Personal Administrativo	301	172		473	11.705.267	1.660.000	13.365.267
Personal Médico	6	5		11	303.600	200.000	503.600
Obrero	105	338		443	8.100.000		8.100.000
Personal Contratado	**352**	**502**		**854**	**16.406.564**		**16.406.564**
Directivo	9	11		20	600.000		600.000
Profesional y Técnico	81	54		135	3.490.946		3.490.946
Personal Administrativo	260	433		693	12.157.218		12.157.218
Personal Médico	2	4		6	158.400		158.400
TOTAL	**979**	**1.164**		**2.143**	**45.724.981**	**3.100.000**	**48.824.981**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**162**	**71**	**233**	**6.580.940**
Obreros	69	28	97	2.566.780
Empleados	93	43	136	4.014.160
Jubilados	**342**	**350**	**692**	**23.391.322**
Obreros	149	298	447	12.258.429
Empleados	193	52	245	11.132.893
TOTAL	**504**	**421**	**925**	**29.972.262**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	219.457.417
4.02	Materiales, Suministros y Mercancías	26.877.496
4.03	Servicios No Personales	154.700.328
4.04	Activos Reales	104.479.812
4.07	Transferencias y Donaciones	50.816.974
4.08	Otros Gastos	9.464.745
	TOTAL	**565.796.772**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**523.832.027**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**522.908.451**
Venta de servicios	522.908.451
OTROS INGRESOS	**923.576**
Otros ingresos ordinarios	923.576
B. GASTOS CORRIENTES	**461.316.960**
GASTOS DE CONSUMO	**410.499.986**
Remuneraciones	219.457.417
Sueldos, salarios y otras retribuciones	43.891.484
Beneficios y complementos de sueldos y salarios	79.004.670
Aportes patronales	10.972.871
Prestaciones sociales y otras indemnizaciones	17.556.592
Asistencia socioeconómica	68.031.800
Compra de Bienes y servicios	181.577.824
Bienes de consumo	26.877.496
Servicios no personales	154.700.328
Depreciación y amortización	9.464.745
TRANSFERENCIAS Y DONACIONES CORRIENTES	**50.816.974**
Al sector privado	50.816.974
Transferencias corrientes al sector privado	50.816.974
Directas a personas	50.816.974
Pensiones y otros beneficios asociados	6.606.206
Jubilaciones y otros beneficios asociados	36.080.052
Otras transferencias directas a personas	8.130.716
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**62.515.067**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**71.979.812**
RECURSOS PROPIOS DE CAPITAL	**71.979.812**
Ahorro/ Desahorro en Cuenta Corriente	62.515.067
Incremento de la depreciación y amortización acumuladas	9.464.745
B. GASTOS DE CAPITAL	**104.479.812**
INVERSIÓN REAL DIRECTA	**104.479.812**
Formación Bruta de Capital Fijo	103.379.812
Maquinaria, equipos y otros bienes muebles	50.859.168
Construcciones de bienes de dominio privado	52.520.644
Bienes intangibles	1.100.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(32.500.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**32.500.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**29.000.000**
Disminución de otros activos financieros	29.000.000
Disminución de disponibilidades	25.000.000
Disminución de Bancos	25.000.000
Disminución de cuentas por cobrar a corto plazo	4.000.000
Disminución de cuentas comerciales por cobrar a corto plazo	4.000.000
INCREMENTO DE PASIVOS	**3.500.000**
Incremento de cuentas y efectos por pagar	3.500.000
Incremento de cuentas y efectos por pagar a corto plazo	3.500.000
Incremento cuentas por pagar a proveedores a corto plazo	3.500.000
B. APLICACIONES FINANCIERAS	**32.500.000**
DÉFICIT FINANCIERO	32.500.000

A0659
Instituto de Ferrocarriles del Estado
(IFE)

INSTITUTO DE FERROCARRILES DEL ESTADO (IFE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En el año 2010 el Instituto de Ferrocarriles del Estado (IFE) seguirá llevando a cabo las orientaciones establecidas por el Ejecutivo Nacional, a través de las Líneas Generales de Desarrollo Económico y Social de la Nación 2007-2013, por lo tanto la política presupuestaria se apoya en la directriz estratégica: "Nueva Geopolítica Nacional", con la cual se busca lograr la cohesión de los espacios del territorio nacional, y a su vez, alcanzar un proceso de desarrollo económico interregional más equilibrado, sirviendo además como un proceso de desconcentración de población, ya que se busca generar e interconectar nuevos polos de desarrollo, aprovechando para tal fin las ventajas comparativas y competitivas de cada uno de ellos. El transporte ferroviario aparte de interconectar polos de desarrollo debe apoyar la política de desconcentración territorial con el fin de generar poblaciones autosustentables con facilidades para el acceso a una vivienda digna, trabajo, educación, salud, seguridad, servicios públicos, entre otros. Todo ello, orientado a elevar la calidad de vida de la población y garantizar la equidad, eficacia, eficiencia y calidad de la acción pública.

Para tales fines el IFE, seguirá desarrollando los elementos contenidos en el Plan Nacional de Desarrollo Ferroviario Nacional 2006 - 2030, haciendo énfasis en los lineamientos establecidos en la primera etapa: 2007-2015, por lo tanto es importante continuar con el desarrollo de la infraestructura ferroviaria en el país, culminar los proyectos que se encuentran en ejecución e iniciar los estudios y la construcción del resto de los tramos.

Para las vías que se encuentran en explotación comercial, el IFE se compromete a garantizar el mantenimiento de la infraestructura y de los servicios que actualmente presta, para ello, se desarrollaron políticas orientadas a optimizar el transporte de pasajeros y de mercancías, de manera de prestar un servicio de calidad y además de buscar incrementar los ingresos propios como fuente sustantiva de financiamiento del IFE.

El IFE como ente garante de la consolidación del sistema ferroviario nacional, busca fomentar y apoyar la participación y el compromiso para la reubicación de las familias afectadas por la construcción del Sistema Ferroviario Nacional.

A su vez, el IFE busca cumplir con el Plan Estadístico Nacional (PEN) al proponer la creación de una Unidad Estadística que se articulará con el Sistema Nacional Estadistico del INE, de manera de atender las necesidades de información sobre el Desarrollo Ferroviario Nacional.

Finalmente, en virtud de que aun sigue vigente el Decreto N° 6.649, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.146, de fecha 25/03/2009, la política presupuestaria seguirá teniendo en cuenta la eliminación de los gastos suntuarios en el sector público nacional, el cual tiene la finalidad de regular los gastos innecesarios para todos los órganos y entes administrativos públicos nacionales.

Entre los aspectos más importantes que la Institución persigue con la ejecución del Plan Ferroviario Nacional inserto en las políticas del Estado, se abarcan los siguientes aspectos:

- Continuar con el proceso de desarrollar la infraestructura ferroviaria en Venezuela, de manera de poder configurar un Sistema Integral de Transporte Masivo.
- Garantizar la explotación comercial de los diferentes tramos existentes hasta ahora, haciéndolo de manera eficiente y garantizando la calidad en la prestación del servicio de transporte a los usuarios - pasajeros y/o mercancías.
- Planificar y gestionar los sistemas integrados y material rodante de los tramos que próximamente entrarán en funcionamiento de manera de poder desarrollar los respectivos planes de puesta en marcha.
- Determinar el impacto social que genera el instituto y de esta manera poder aplicar políticas orientadas a atender a las poblaciones circundantes a las actividades constructivas, para ello se debe desarrollar un centro estadístico que genere datos para facilitar el proceso decisorio dentro del Instituto.
- Optimizar los procesos internos del instituto, de manera de poder dar respuesta efectiva a las necesidades del público interno y externo del IFE.

Se incrementará en el Sistema Ferroviario Central Tramo Caracas - Tuy Medio, la seguridad en las operaciones ferroviarias, garantizando a los pasajeros un mejor servicio al disminuir los tiempos de espera. Culminar con la construcción y la rehabilitación del Tramo Ferroviario Puerto Cabello - Barquisimeto y Yaritagua - Acarigua, el cual generará beneficios a la zona Centro Occidental del país al permitir el transporte de productos generados en la misma. Continuará reforzando la labor social que la Institución debe ofrecer a las Comunidades cercanas a los trazados ferroviarios, mitigando los aspectos negativos que genera la construcción e involucrando a las comunidades en la fase constructiva de mantenimiento y vigilancia de este sistema de transporte.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**246.050.000**
IINGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**40.000.000**
Venta de Servicios	40.000.000
INGRESOS DE LA PROPIEDAD	**13.500.000**
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
Utilidades, Dividendos, Alquileres y otros Ingresos de la Propiedad	1.500.000
Alquileres	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**192.500.000**
Del Sector Público	192.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	192.500.000
De la República	192.500.000
OTROS INGRESOS	**50.000**
Otros Ingresos Ordinarios	50.000
INGRESOS DE CAPITAL	**23.260.039**
RECURSOS PROPIOS DE CAPITAL	**700.000**
Incremento de la Depreciación y Amortización Acumuladas	700.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**22.560.039**
Transferencias de Capital Recibidas del Sector Público	22.560.039
De la República	22.560.039
TOTAL RECURSOS	**269.310.039**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**238.368.592**
GASTOS DE CONSUMO	**218.098.622**
Remuneraciones	172.943.080
Sueldos, Salarios y otras Retribuciones	44.573.404
Beneficios y Complementos de Sueldos y Salarios	79.464.487
Aportes Patronales	4.470.000
Prestaciones Sociales y otras Indemnizaciones	8.200.000
Asistencia Socioeconómica	36.235.189
Compra de Bienes y Servicios	44.455.542
Bienes de Consumo	16.612.967
Servicios no Personales	27.842.575
Depreciación y Amortización	700.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**20.269.970**
Al Sector Privado	19.958.970
Transferencias Corrientes al Sector Privado	19.958.970
Directas a Personas	18.447.970
Pensiones y otros Beneficios Asociados	2.458.713
Jubilaciones y otros Beneficios Asociados	15.989.257
A instituciones sin Fines de Lucro	411.000
Otras Transferencias Corrientes Internas al Sector Privado	1.100.000
Al Sector Público	39.000
Transferencias Corrientes al Sector Público	19.500
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	19.500
Donaciones Corrientes al Sector Público	19.500
A los Entes Descentralizados sin Fines Empresariales	19.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Al Sector Externo	272.000
Transferencias Corrientes al Exterior	272.000
A Organismos Internacionales	272.000
GASTOS DE CAPITAL	**30.941.447**
INVERSIÓN REAL DIRECTA	**30.941.447**
Formación Bruta de Capital Fijo	30.754.022
Edificios e Instalaciones	1.000.000
Maquinaria, Equipos y otros Bienes Muebles	7.049.054
Bienes Preexistentes	134.929
Construcciones de Bienes de Dominio Público	22.570.039
Bienes Intangibles	187.425
TOTAL GASTOS	**269.310.039**

RESUMEN DE PROYECTOS DEL ENTE DE EJECUCIÓN MULTIANUAL
(En Bolívares)

Código	Denominación	Fecha inicio	Fecha Fin	Acumulado al 31/12/2009	Presupuesto 2010	2011	Posteriores	Total
6517	Rehabilitación del Sistema Centro - Occidental "Simón Bolívar", Tramo Puerto Cabello - Barquisimeto Yaritagua - Acarigua	19-06-2004	30-12-2011	97.044.745	22.560.039	299.974.508		419.579.292
TOTAL				**97.044.745**	**22.560.039**	**299.974.508**		**419.579.292**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
6517	Rehabilitación del Sistema Centro - Occidental "Simón Bolívar", Tramo Puerto Cabello - Barquisimeto Yaritagua - Acarigua.	Kilómetro			240		22.560.039			22.560.039
	TOTAL						**22.560.039**			**22.560.039**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		174.052.030			174.052.030
02	Gestión Administrativa	54.250.000				54.250.000
03	Previsión y Protección Social		18.447.970			18.447.970
	TOTAL	**54.250.000**	**192.500.000**			**246.750.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**718**	**1.129**	**73**	**1.920**	**27.892.625**	**29.069**	**27.921.694**
Directivo	12	10		22	1.020.220		1.020.220
Profesional y Técnico	375	455	24	854	13.696.908	11.811	13.708.719
Personal Administrativo	270	356	10	636	9.737.619	9.272	9.746.891
Personal Médico	1	1	6	8	545.253		545.253
Obrero	60	307	33	400	2.892.625	7.986	2.900.611
Personal Contratado	**80**	**89**		**169**	**7.164.000**		**7.164.000**
Profesional y Técnico	80	89		169	7.164.000		7.164.000
TOTAL	798	1.218	73	2.089	35.056.625	29.069	35.085.694

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**97**		**97**	**2.458.713**
Obreros	65		65	1.425.585
Empleados	32		32	1.033.128
Jubilados	**70**	**297**	**367**	**15.989.257**
Obreros	40	152	192	6.260.268
Empleados	30	145	175	9.728.989
TOTAL	167	297	464	18.447.970

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	172.943.080
4.02	Materiales, Suministros y Mercancías	16.612.967
4.03	Servicios no Personales	27.842.575
4.04	Activos Reales	30.941.447
4.07	Transferencias y Donaciones	20.269.970
4.08	Otros Gastos	700.000
	TOTAL	**269.310.039**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**246.050.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	192.500.000
Del Sector Público	192.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	192.500.000
De la República	192.500.000
Ministerio del Poder Popular para las Obras Públicas y Vivienda	192.500.000
Recursos Ordinarios	162.500.000
Gestión Fiscal	30.000.000
Ingresos por la Venta de Bienes y Servicios de la Administración Pública	40.000.000
Venta de Servicios	40.000.000
INGRESOS DE LA PROPIEDAD	13.500.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
Utilidades, Dividendos, Alquileres y otros Ingresos de la Propiedad	1.500.000
Alquileres	1.500.000
OTROS INGRESOS	50.000
Otros Ingresos Ordinarios	50.000
B. GASTOS CORRIENTES	**238.368.592**
GASTOS DE CONSUMO	218.098.622
Remuneraciones	172.943.080
Sueldos, Salarios y otras Retribuciones	44.573.404
Beneficios y Complementos de Sueldos y Salarios	79.464.487
Aportes patronales	4.470.000
Prestaciones Sociales y otras Indemnizaciones	8.200.000
Asistencia Socioeconómica	36.235.189
Compra de Bienes y Servicios	44.455.542
Bienes de Consumo	16.612.967
Servicios no Personales	27.842.575
Depreciación y Amortización	700.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	20.269.970
Al Sector Privado	19.958.970
Transferencias Corrientes al Sector Privado	19.958.970
Directas a personas	18.447.970
Pensiones y otros Beneficios Asociados	2.458.713
Jubilaciones y otros Beneficios Asociados	15.989.257
A instituciones sin Fines de Lucro	411.000
Otras Transferencias Corrientes Internas al Sector Privado	1.100.000
Al Sector Público	39.000
Transferencias Corrientes al Sector Público	19.500
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	19.500
Donaciones Corrientes al Sector Público	19.500
A los Entes Descentralizados sin Fines Empresariales	19.500
Al Sector Externo	272.000
Transferencias Corrientes al Exterior	272.000
A Organismos Internacionales	272.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**7.681.408**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**30.941.447**
RECURSOS PROPIOS DE CAPITAL	8.381.408
Ahorro/(Desahorro) en Cuenta Corriente	7.681.408
Incremento de la Depreciación y Amortización Acumuladas	700.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	22.560.039
Transferencias de Capital Recibidas del Sector Público	22.560.039
De la República	
Ministerio del Poder Popular para las Obras Públicas y Vivienda	22.560.039
Ley Especial de Endeudamiento	22.560.039
Rehabilitación del Sistema Centro Occidental Simón Bolívar. Tramo Puerto Cabello-Barquisimeto y Yaritagua-Acarigua	22.560.039
B. GASTOS DE CAPITAL	**30.941.447**
INVERSIÓN REAL DIRECTA	30.941.447
Formación Bruta de Capital Fijo	30.754.022
Edificios e Instalaciones	1.000.000
Maquinaria, Equipos y otros Bienes Muebles	7.049.054
Bienes Preexistentes	134.929
Construcciones de Bienes de Dominio Público	22.570.039
Bienes Intangibles	187.425
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0661
Instituto Nacional
de Canalizaciones
(INC)

INSTITUTO NACIONAL DE CANALIZACIONES (INC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La formulación del Presupuesto para el Ejercicio Fiscal 2010, se elabora sobre la base y metodología de la técnica de Presupuesto por Proyecto y Acciones Centralizadas; las líneas emanadas de la Dirección General de Planificación y Presupuesto del Ministerio del Poder Popular para las Obras Públicas y Vivienda, Oficina Nacional de Presupuesto (ONAPRE) y las directrices emanadas por la máxima autoridad de la Institución.

En este sentido, se da continuidad al Plan de Desarrollo 2007-2013, enmarcado principalmente en la Nueva Geopolítica Nacional y las Estrategias de mejorar la infraestructura para la integración con América Latina y el Caribe, e integrar el territorio nacional a través de ejes y regiones, reforzando la accesibilidad hacia la fachada amazónica y el Caribe; estructurando el Plan Operativo hacia la prioridad de competencia dadas por el Decreto con Rango, Valor y Fuerza de Ley de Canalizaciones y Mantenimiento de las Vías de Navegación.

Dentro de las políticas del Plan de Inversión 2007-2013, se prevén proyectos de inversión de gran importancia para la optimización de los canales de navegación y servicios comerciales; los cuales incluyen adquisiciones de Dragas Autopropulsadas, Remolcadores, Lanchas Hidrográficas, Equipos Auxiliares, Sistemas Automatizados de Señalización y Mantenimiento Mayor de algunas unidades; a fin de coadyuvar con el cumplimiento de la misión institucional, que consiste en brindar una navegación confiable y segura.

Entre los proyectos a desarrollar para el ejercicio fiscal 2010 se citan:

- Mantenimiento Preventivo y Correctivo de todas las Unidades Flotantes y Terrestres.
- Investigación de las Vías de Navegación
- Apertura de la Vía Fluvial del Río Apure, Tramo Boca de Apure-Bruzual
- Mantenimiento del Canal de Navegación del Lago de Maracaibo y del Río Orinoco.
- Dragado de los Proyectos Comerciales.

Con la aprobación del Decreto con Rango, Valor y Fuerza de Ley de Canalizaciones y Mantenimiento de las Vías de Navegación, se abre un nuevo horizonte para esta Organización a través del incremento de su principal fuente de ingresos, las tasas; lo cual facilitará cubrir gran parte del presupuesto de gastos permitiendo al Instituto el mantenimiento de los canales y unidades flotantes, que por falta de recursos han sufrido grandes deterioros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**491.856.598**
INGRESOS NO TRIBUTARIOS	**428.889.026**
Tasas	428.889.026
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**38.520.574**
Venta de Servicios	38.520.574
INGRESOS DE LA PROPIEDAD	**7.085.249**
Intereses	7.085.249
Intereses Internos	7.085.249
Intereses por Depósitos	7.085.249
TRANSFERENCIAS Y DONACIONES CORRIENTES	**15.000.000**
Del Sector Público	15.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	15.000.000
De la República	15.000.000
OTROS INGRESOS	**2.361.749**
Otros Ingresos Ajenos a la Operación	2.361.749
INGRESOS DE CAPITAL	**7.022.927**
RECURSOS PROPIOS DE CAPITAL	**7.022.927**
Incremento de la Depreciación y Amortización Acumulada	7.022.927
FUENTES DE FINANCIAMIENTO	**33.554.411**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**33.554.411**
Disminución de Otros Activos Financieros	33.554.411
Disminución de Disponibilidades	33.554.411
Disminución de Inversiones Temporales	33.554.411
TOTAL RECURSOS	**532.433.936**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**457.592.893**
GASTOS DE CONSUMO	**415.562.567**
Remuneraciones	240.183.848
Sueldos, Salarios y Otras Retribuciones	24.896.914
Beneficios y Complementos de Sueldos y Salarios	44.498.583
Aportes Patronales	9.965.044
Prestaciones Sociales y Otras Indemnizaciones	20.880.197
Asistencia Socioeconómica	67.279.945
Otros Gastos de Personal	72.663.165
Compra de Bienes y Servicios	168.355.792
Bienes de Consumo	21.103.784
Servicios no Personales	147.252.008
Depreciación y Amortización	7.022.927
TRANSFERENCIAS Y DONACIONES CORRIENTES	**41.890.326**
Al Sector Privado	40.390.326
Transferencias Corrientes al Sector Privado	40.330.326
Directas a Personas	40.330.326
Pensiones y Otros Beneficios Asociados	4.906.289
Jubilaciones y Otros Beneficios Asociados	35.325.839
Otras Transferencias Directas a Personas	98.198
Donaciones Corrientes al Sector Privado	60.000
Donaciones a Personas	60.000
Al Sector Público	1.500.000
Transferencias Corrientes al Sector Público	1.500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	1.500.000
OTROS GASTOS CORRIENTES	**140.000**
Obligaciones del Ejercicio Vigente	140.000
Indemnizaciones Diversas	140.000
GASTOS DE CAPITAL	**36.853.471**
INVERSIÓN REAL DIRECTA	**36.853.471**
Formación Bruta de Capital Fijo	36.213.006
Edificios e Instalaciones	1.060.000
Maquinaria, Equipos y otros Bienes Muebles	4.834.030
Bienes Preexistentes	30.318.976
Bienes Intangibles	640.465
APLICACIONES FINANCIERAS	**37.987.572**
INVERSIÓN FINANCIERA	**22.893.390**
Incremento de otros Activos Financieros	22.893.390
Incremento de Cuentas por Cobrar a Corto Plazo	22.602.503
Incremento de Cuentas Comerciales Por cobrar a Corto Plazo	22.602.503
Incremento de fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	290.887
Incremento de Anticipos a Proveedores	18.002
Incremento de Anticipos a Contratistas por Contratos de Corto Plazo	272.885
DISMINUCIÓN DE PASIVOS	**15.094.182**
Disminución de Cuentas y Efectos por Pagar	10.661.021
Disminución de otras Cuentas y Efectos por Pagar	10.661.021

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de otros Efectos por Pagar a Corto Plazo	10.661.021
Disminución de Reservas Técnicas	4.433.161
TOTAL GASTOS	**532.433.936**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106801	Fortalecimiento del Área de Recursos Humanos del INC	Manual			1	2.880				2.880
106805	Investigación de las Vías de Navegación.	Informe De Ejecución			19	4.960.378				4.960.378
106810	Dragado de los Proyectos Comerciales	Metro Cúbico			2.017.000	29.056.994				29.056.994
106824	Mantenimiento del Canal de Navegación del Lago de Maracaibo	Metro Cúbico			15.163.000	43.193.425				43.193.425
106843	Desarrollo de la Vía Fluvial del Río Apure Tramo Boca de Apure - Bruzual.	Informe De Ejecución			6	1.154.777				1.154.777
106859	Fortalecimiento Institucional de la Unidad Estadística del INC	Unidad			1	103.796				103.796
106881	Mantenimiento Preventivo y Correctivo hasta el Nivel II de las Unidades Marítimas y Terrestres de la Gerencia del Canal de Maracaibo (GCM)	Mantenimiento			112	14.429.967				14.429.967
106883	Fortalecimiento de la Imagen Corporativa del Instituto Nacional de Canalizaciones.	Publicación			12	40.320				40.320
106902	Mantenimiento del Canal de Navegación del Río Orinoco	Metro Cúbico			5.500.000	58.772.938				58.772.938
106905	Mantenimiento Preventivo y Correctivo a partir del Tercer Nivel de las Unidades Flotantes del Instituto Nacional de Canalizaciones	Mantenimiento			50	32.074.360				32.074.360
106907	Conservación de la Plataforma Computacional y Optimización de las Redes de Comunicaciones.	Equipo			188	1.565.368				1.565.368

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106953	Mantenimiento preventivo y correctivo hasta Nivel II de las unidades flotantes y equipos asignados a la Gerencia del Canal de Orinoco (GCO).	Mantenimiento			115	28.462.045				28.462.045
106963	Gestión de la Seguridad Acuática	Certificado			12	2.301.159				2.301.159
TOTAL						**216.118.407**				**216.118.407**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	153.733.970	15.000.000			168.733.970
02	Gestión Administrativa	107.269.233				107.269.233
03	Previsión y Protección Social	40.312.326				40.312.326
	TOTAL	**301.315.529**	**15.000.000**			**316.315.529**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**301**	**756**	**423**	**1.480**	**21.143.466**	**2.423.992**	**23.567.458**
Directivo	4	5	11	20	901.511		901.511
Profesional y Técnico	198	301	143	642	10.022.549	702.705	10.725.254
Personal Administrativo	86	106	136	328	4.619.377	210.800	4.830.177
Personal Médico	5	3	1	9	171.676	16.829	188.505
Obrero	8	341	132	481	5.428.353	1.493.658	6.922.011
Personal Contratado	**45**	**53**	**4**	**102**	**2.264.049**		**2.264.049**
Profesional y Técnico	30	22		52	1.093.273		1.093.273
Personal Administrativo	10	18	4	32	390.088		390.088
Personal Médico	5	3		8	130.688		130.688
Obrero		10		10	650.000		650.000
TOTAL	346	809	427	1.582	23.407.515	2.423.992	25.831.507

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**89**	**22**	**111**	**4.628.144**
Obreros	37	15	52	1.362.980
Empleados	52	7	59	3.265.164
Jubilados	**47**	**324**	**371**	**35.325.839**
Obreros	4	194	198	24.422.157
Empleados	43	130	173	10.903.682
TOTAL	136	346	482	39.953.983

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	240.183.848
4.02	Materiales, Suministros y Mercancías	21.103.784
4.03	Servicios no Personales	147.252.008
4.04	Activos Reales	36.853.471
4.05	Activos Financieros	22.893.390
4.07	Transferencias y Donaciones	41.890.326
4.08	Otros Gastos	7.162.927
4.11	Disminución de Pasivos	15.094.182
	TOTAL	**532.433.936**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**491.856.598**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**15.000.000**
Del Sector Público	15.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	15.000.000
De la República	15.000.000
Ministerio del Poder Popular para las Obras Públicas y Vivienda	15.000.000
Gastos de Funcionamiento	15.000.000
Recursos Ordinarios	10.000.000
Gestión Fiscal	5.000.000
INGRESOS NO TRIBUTARIOS	**428.889.026**
Tasas	428.889.026
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**38.520.574**
Venta de Servicios	38.520.574
INGRESOS DE LA PROPIEDAD	**7.085.249**
Intereses	7.085.249
Intereses Internos	7.085.249
Intereses por Depósitos	7.085.249
OTROS INGRESOS	**2.361.749**
Otros Ingresos Ajenos a la Operación	2.361.749
B. GASTOS CORRIENTES	**457.592.893**
GASTOS DE CONSUMO	**415.562.567**
Remuneraciones	240.183.848
Sueldos, Salarios y Otras Retribuciones	24.896.914
Beneficios y Complementos de Sueldos y Salarios	44.498.583
Aportes Patronales	9.965.044
Prestaciones Sociales y Otras Indemnizaciones	20.880.197
Asistencia Socioeconómica	67.279.945
Otros Gastos de Personal	72.663.165
Compra de Bienes y Servicios	168.355.792
Bienes de Consumo	21.103.784
Servicios no Personales	147.252.008
Depreciación y Amortización	7.022.927
TRANSFERENCIAS Y DONACIONES CORRIENTES	**41.890.326**
Al Sector Privado	40.390.326
Transferencias Corrientes al Sector Privado	40.330.326
Directas a Personas	40.330.326
Pensiones y Otros Beneficios Asociados	4.906.289
Jubilaciones y Otros Beneficios Asociados	35.325.839
Otras Transferencias Directas a Personas	98.198
Donaciones Corrientes al Sector Privado	60.000
Donaciones a Personas	60.000
Al Sector Público	1.500.000
Transferencias Corrientes al Sector Público	1.500.000
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	1.500.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	**140.000**
Obligaciones del Ejercicio Vigente	140.000
Indemnizaciones Diversas	140.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**34.263.705**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**41.286.632**
RECURSOS PROPIOS DE CAPITAL	**41.286.632**
Ahorro/ Desahorro en Cuenta Corriente	34.263.705
Incremento de la Depreciación y Amortización Acumuladas	7.022.927
B. GASTOS DE CAPITAL	**36.853.471**
INVERSIÓN REAL DIRECTA	**36.853.471**
Formación Bruta de Capital Fijo	36.213.006
Edificios e Instalaciones	1.060.000
Maquinaria, Equipos y Otros Bienes Muebles	4.834.030
Bienes Preexistentes	30.318.976
Bienes Intangibles	640.465
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**4.433.161**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**37.987.572**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**33.554.411**
Disminución de Otros Activos Financieros	33.554.411
Disminución de Disponibilidades	33.554.411
Disminución de Inversiones Temporales	33.554.411
SUPERÁVIT FINANCIERO	**4.433.161**
B. APLICACIONES FINANCIERAS	**37.987.572**
INVERSIÓN FINANCIERA	**22.893.390**
Incremento de Otros Activos Financieros	22.893.390
Incremento de Cuentas por Cobrar a Corto Plazo	22,602.503
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	22.602.503
Incremento de Fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	290.887
Incremento de Anticipos a Proveedores	18.002
Incremento de Anticipos a Contratistas por Contratos de Corto Plazo	272.885
DISMINUCIÓN DE PASIVOS	**15.094.182**
Disminución de Cuentas y Efectos por Pagar	10.661.021
Disminución de Otras Cuentas y Efectos por Pagar	10.661.021
Disminución de Otros Efectos por Pagar a Corto Plazo	10.661.021
Disminución de Otros Pasivos	4.433.161
Disminución de Provisiones y Reservas Técnicas	4.433.161
Disminución de Reservas Técnicas	4.433.161

A0662
Instituto Nacional
de la Vivienda
(INAVI)

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de la Vivienda (INAVI), fue creado con el propósito de dar cumplimiento al precepto constitucional que garantiza a las familias venezolanas el derecho a la vivienda y como uno de los organismos ejecutores responsable de desarrollar la política habitacional que el Ejecutivo Nacional dirige, principalmente avocado al sector poblacional de menores ingresos, de conformidad con lo establecido en la normativa que rige la materia y de acuerdo a lineamientos, directrices y estrategias de acción emanadas del Ministerio del Poder Popular para las Obras Públicas y Vivienda.

Para el Ejercicio Fiscal 2010, la Institución tiene establecido alcanzar la Suprema Felicidad Social, a través del cumplimiento de los siguientes objetivos:

- Reducir la miseria a cero y acelerar la disminución de la pobreza.
- Fortalecer las capacidades básicas para el trabajo productivo.
- Garantizar el acceso al crédito habitacional.
- Garantizar el acceso a una vivienda digna, certificando la tenencia de la tierra y promoviendo el acceso a los servicios básicos.
- Fomentar, apoyar la participación y el compromiso para la construcción de viviendas.

La política de ingresos proviene en su totalidad del Ejecutivo Nacional, que permitirán el financiamiento de los gastos de funcionamiento, logrando así, que el Ente pueda cumplir con los objetivos planteados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**350.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	350.000.000
Del sector público	350.000.000
Transferencias corrientes internas recibidas del sector público	350.000.000
De la República	350.000.000
INGRESOS DE CAPITAL	**1.734.460**
RECURSOS PROPIOS DE CAPITAL	**1.734.460**
Incremento de la depreciación y amortización acumuladas	1.734.460
TOTAL RECURSOS	**351.734.460**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**343.371.460**
GASTOS DE CONSUMO	239.892.846
Remuneraciones	207.958.375
Sueldos, salarios y otras retribuciones	49.906.198
Beneficios y complementos de sueldos y salarios	101.366.821
Aportes patronales	3.247.836
Prestaciones sociales y otras indemnizaciones	23.809.796
Asistencia socioeconómica	29.627.724
Compra de Bienes y servicios	30.200.011
Bienes de consumo	7.222.630
Servicios no personales	22.977.381
Depreciación y amortización	1.734.460
TRANSFERENCIAS Y DONACIONES CORRIENTES	103.478.614
Al sector privado	103.478.614
Transferencias corrientes al sector privado	103.478.614
Directas a personas	103.478.614
Pensiones y otros beneficios asociados	16.262.424
Jubilaciones y otros beneficios asociados	87.206.190
Otras transferencias directas a personas	10.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**5.863.000**
INVERSIÓN REAL DIRECTA	**5.863.000**
Formación Bruta de Capital Fijo	5.863.000
Maquinaria, equipos y otros bienes muebles	5.863.000
APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCIÓN DE PASIVOS	**2.500.000**
Disminución de otros pasivos a corto plazo	2.500.000
TOTAL GASTOS	351.734.460

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		207.958.375			207.958.375
02	Gestión Administrativa	1.734.460	38.563.011			40.297.471
03	Previsión y Protección Social		103.478.614			103.478.614
	TOTAL	**1.734.460**	**350.000.000**			**351.734.460**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.043**	**677**	**84**	**1.804**	**32.208.198**	**2.574.541**	**34.782.739**
Directivo	80	52	39	171	2.682.660	244.664	2.927.324
Profesional y Técnico	355	263	36	654	12.559.730	1.145.477	13.705.207
Personal Administrativo	494	145	9	648	12.986.518	1.184.400	14.170.918
Obrero	114	217		331	3.979.290		3.979.290
Personal Fijo a Tiempo Parcial	**14**	**15**		**29**	**561.000**	**78.200**	**639.200**
Personal Médico	14	15		29	561.000	78.200	639.200
Personal Contratado	**381**	**349**		**730**	**17.137.000**		**17.137.000**
Personal Administrativo	381	349		730	17.137.000		17.137.000
TOTAL	**1.438**	**1.041**	**84**	**2.563**	**49.906.198**	**2.652.741**	**52.558.939**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**627**	**412**	**1.039**	**16.262.424**
Obreros	364	203	567	8.874.682
Empleados	263	209	472	7.387.742
Jubilados	**2.594**	**1.797**	**4.391**	**87.206.190**
Obreros	1.309	911	2.220	44.089.671
Empleados	1.285	886	2.171	43.116.519
TOTAL	**3.221**	**2.209**	**5.430**	**103.468.614**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	207.958.375
4.02	Materiales, suministros y mercancías	7.222.630
4.03	Servicios no personales	22.977.381
4.04	Activos reales	5.863.000
4.07	Transferencias y donaciones	103.478.614
4.08	Otros gastos	1.734.460
4.11	Disminución de pasivos	2.500.000
	TOTAL	**351.734.460**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**350.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	350.000.000
Del sector público	350.000.000
Transferencias corrientes internas recibidas del sector público	350.000.000
Ministerio del Poder Popular para las Obras Públicas y Vivienda	350.000.000
Gastos de Funcionamiento	350.000.000
Recursos Ordinarios	260.000.000
Gestión Fiscal	90.000.000
B. GASTOS CORRIENTES	**343.371.460**
GASTOS DE CONSUMO	239.892.846
Remuneraciones	207.958.375
Sueldos, salarios y otras retribuciones	49.906.198
Beneficios y complementos de sueldos y salarios	101.366.821
Aportes patronales	3.247.836
Prestaciones sociales y otras indemnizaciones	23.809.796
Asistencia socioeconómica	29.627.724
Compra de Bienes y servicios	30.200.011
Bienes de consumo	7.222.630
Servicios no personales	22.977.381
Depreciación y amortización	1.734.460
TRANSFERENCIAS Y DONACIONES CORRIENTES	103.478.614
Al sector privado	103.478.614
Transferencias corrientes al sector privado	103.478.614
Directas a personas	103.478.614
Pensiones y otros beneficios asociados	16.262.424
Jubilaciones y otros beneficios asociados	87.206.190
Otras transferencias directas a personas	10.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/ (DESAHORRO)	**6.628.540**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**8.363.000**
RECURSOS PROPIOS DE CAPITAL	8.363.000
Ahorro/ (Desahorro) en Cuenta Corriente	6.628.540
Incremento de la depreciación y amortización acumuladas	1.734.460
B. GASTOS DE CAPITAL	**5.863.000**
INVERSIÓN REAL DIRECTA	5.863.000
Formación Bruta de Capital Fijo	5.863.000
Maquinaria, equipos y otros bienes muebles	5.863.000
C. RESULTADO FINANCIERO: SUPERÁVIT/ (DÉFICIT)	**2.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.500.000**
SUPERÁVIT FINANCIERO	2.500.000
B. APLICACIONES FINANCIERAS	**2.500.000**
DISMINUCIÓN DE PASIVOS	2.500.000
Disminución de otros pasivos	2.500.000
Disminución de otros pasivos a corto plazo	2.500.000

A0711
Banco Nacional
de Vivienda y Hábitat
(BANAVIH)

BANCO NACIONAL DE VIVIENDA Y HÁBITAT (BANAVIH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Banco Nacional de Vivienda y Hábitat (BANAVIH), según lo previsto en el Artículo 9 del Decreto con Rango, Valor y Fuerza de Ley del Régimen Prestacional de Vivienda y Hábitat, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.889 Extraordinario, de fecha 31-07-2008, es un Ente de naturaleza financiera, con personalidad jurídica, patrimonio propio, distinto e independiente del Fisco Nacional, con autonomía organizativa, funcional y financiera, adscrito al Ministerio del Poder Popular para las Obras Públicas y Vivienda.

El Ente se regirá en sus actuaciones por los lineamientos estratégicos, políticas y planes aprobados conforme a la planificación centralizada, correspondiéndole la promoción, supervisión y financiamiento del Sistema Nacional de Vivienda y Hábitat y la administración exclusiva de los recursos de los Fondos a que se refiere el Decreto con Rango, Valor y Fuerza de Ley del Régimen Prestacional de Vivienda y Hábitat.

Los proyectos formulados para el ejercicio fiscal 2010, siguen el enfoque estratégico planteado en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, el cual contempla entre su principal motivación, la "Construcción del Socialismo del Siglo XXI".

En este sentido, el Banco Nacional de Vivienda y Hábitat, para el Ejercicio Fiscal 2010 define una política presupuestaria orientada a impulsar el desarrollo del fortalecimiento y desarrollo institucional, ejercer la administración centralizada de todos los recursos financieros del Sistema Nacional de Vivienda y Hábitat, planificar, promover y financiar en el mediano y corto plazo el desarrollo de los programas y proyectos que contribuyan al desarrollo del Sistema Nacional de Vivienda y Hábitat, desarrollar una estrategia comunicacional que consolide la imagen institucional del Banavih (para lograr una percepción positiva de su gestión en todos los ámbitos de su incidencia), adecuar y modernizar la plataforma tecnológica del Ente y ejercer un efectivo seguimiento y control físico – financiero de los recursos del Sistema Nacional de Vivienda y Hábitat.

POLÍTICA DE INGRESOS

La política de ingresos del Banavih, proviene de los aportes del Sector Público (FASP), de ingresos producto de los intereses de créditos otorgados a corto plazo a diferentes organizaciones comunitarias de vivienda y de la administración de los diferentes fondos que conforman el Sistema Nacional de Vivienda y Hábitat.

De igual manera, se consideran las colocaciones financieras del Banco, evaluando las tasas de interés aplicables a cada tipo de instrumento financiero de la cartera de inversiones estimada para el año que se presupuesta; las comisiones por administración de fondos, determinando de forma mensual las primas a ser cobradas por el fondo, a objeto de calcular el ingreso por su administración de acuerdo con las tasas establecidas en los correspondientes contratos de fideicomisos vigentes y lo establecido en el Decreto con Rango, Valor y Fuerza de Ley del Régimen Prestacional de Vivienda y Hábitat.

POLÍTICA DE GASTOS

El gasto estimado para el año 2010 está orientado hacia el desarrollo y el fortalecimiento de la Institución, previendo la implementación de una estructura organizativa adecuada a las necesidades organizacionales para el logro de los objetivos propuestos.

La estimación del gasto responderá a los principios de disciplina, calidad, optimización y productividad del gasto; se aplicarán medidas que busquen la racionalización del gasto mediante una justa distribución presupuestaria, en función de una planificación de las necesidades prioritarias.

Las acciones centralizadas se estiman en función de cubrir la necesidad inmediata de brindarle apoyo a los proyectos, en tal sentido, se consideró el crecimiento de la institución como banca social, con capacidad de atención al ciudadano en sus necesidades de vivienda, derecho éste consagrado en la Constitución de la República Bolivariana de Venezuela.

De igual manera, se toma en cuenta el acondicionamiento de las instalaciones del Banco, para adaptarse el crecimiento esperado, siendo lo más austero posible sin que ello implique un retraso en el manejo de los planes y proyectos de la Institución.

En lo que respecta al gasto correspondiente a los recursos humanos, se optimizará el diseño del plan de adiestramiento con la implementación del rol del BANAVIH como órgano de la seguridad social en materia de vivienda y hábitat y sus nuevas atribuciones que requieren del desarrollo de funciones más complejas, nuevas responsabilidades e incorporación de nueva tecnología, se estima el ingreso y formación de personal especializado para coadyuvar a la modernización del BANAVIH; desarrollo y ampliación de los beneficios laborales y sociales del personal del Banco; propiciar un clima organizacional de armonía y bienestar que permita a los trabajadores del BANAVIH, asumir el rol de servidores públicos frente a los ciudadanos; impulsar el ingreso de personal con discapacidad con la finalidad de dar cumplimiento a lo establecido en la Ley para las Personas con Discapacidad; fomentar la igualdad de género en términos de igualdad de condiciones, oportunidades y remuneración con la finalidad de cumplir con la disposición legal establecida en la Ley de Igualdad de Oportunidades para la Mujer entre otros.

En lo que respecta a los proyectos, se formularon de acuerdo con las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, los objetivos Estratégicos Institucionales se enfocan hacia la responsabilidad social empresarial, entendiéndose esta última como el compromiso en las áreas de educación, salud, alimentación, vivienda y hábitat, recreación, cultura y deporte y ambiente, por otra parte, están obligados a impactar el entorno social para contribuir a transformarlo, vinculándose con el mismo en estrecha interrelación con los consejos comunales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**169.235.028**
INGRESOS DE OPERACIÓN	**169.235.028**
Ingresos financieros de instituciones financieras	18.660.481
Otros ingresos de operación	150.574.547
INGRESOS DE CAPITAL	**6.770.225**
RECURSOS PROPIOS DE CAPITAL	**6.770.225**
Incremento de la depreciación y amortización acumuladas	6.770.225
FUENTES DE FINANCIAMIENTO	**4.667.598.512**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.667.598.512**
Disminución de otros activos financieros	56.874.843
Disminución de disponibilidades	56.874.843
Disminución de inversiones temporales	56.874.843
Disminución de cuentas por cobrar a corto plazo	4.610.723.669
Disminución de otras cuentas por cobrar a corto plazo	4.610.723.669
TOTAL RECURSOS	**4.843.603.765**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**163.726.687**
GASTOS DE CONSUMO	**161.014.767**
Remuneraciones	96.543.285
Sueldos, salarios y otras retribuciones	27.104.348
Beneficios y complementos de sueldos y salarios	39.833.424
Aportes patronales	5.403.310
Prestaciones sociales y otras indemnizaciones	9.763.295
Asistencia socioeconómica	14.358.908
Otros gastos de personal	80.000
Compra de Bienes y servicios	46.152.463
Bienes de consumo	5.321.789
Servicios no personales	40.830.674
Impuestos indirectos	11.548.794
Depreciación y amortización	6.770.225
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.711.920**
Al sector privado	2.337.920
Transferencias corrientes al sector privado	1.537.916
Directas a personas	1.537.916
Pensiones y otros beneficios asociados	401.794
Jubilaciones y otros beneficios asociados	1.136.122
Donaciones corrientes al sector privado	800.004
Donaciones a personas	800.004
Al sector público	374.000
Transferencias corrientes al sector público	374.000
A los entes descentralizados sin fines empresariales para sus gastos	104.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
A instituciones de protección social	90.000
Subsidios e incentivos otorgados por normas externas	180.000
GASTOS DE CAPITAL	**14.794.666**
INVERSIÓN REAL DIRECTA	**14.794.666**
Formación Bruta de Capital Fijo	12.181.175
Edificios e instalaciones	2.434.112
Maquinaria, equipos y otros bienes muebles	9.747.063
Bienes intangibles	2.613.491
APLICACIONES FINANCIERAS	**4.665.082.412**
INVERSIÓN FINANCIERA	**54.358.743**
Concesión de préstamos a corto plazo	51.162.804
Al sector privado	51.162.804
Incremento de otros activos financieros	3.195.939
Incremento de otros activos financieros	3.195.939
DISMINUCIÓN DE PASIVOS	**4.610.723.669**
Disminución de cuentas y efectos por pagar	4.610.723.669
Disminución de otras cuentas y efectos por pagar	4.610.723.669
Disminución de otras cuentas por pagar a corto plazo	4.610.723.669
TOTAL GASTOS	**4.843.603.765**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106837	Adecuación de Controles de Seguridad Industrial, Higiene, Ambiente y Recreación (SHAR).	Sistema			1	1.122.912				1.122.912
107033	Fortalecimiento y Adecuación del Centro Inteligente de Seguridad de la Información (CISI).	Sala			1	1.838.002				1.838.002
107116	Adecuación de Controles de Seguridad Bancaria de las Sedes del BANAVIH.	Sistema			1	966.560				966.560
107131	Recursos para el Financiamiento de Programas y Proyectos del Sistema Nacional de Vivienda y Hábitat.	Transferencia			90	3.610.723.669	1.000.000.000			4.610.723.669
107404	Desarrollo y Fortalecimiento de la Red de Información y Comunicación de Vivienda y Hábitat (SIREVIH) Fase III.	Aplicación			1	6.006.654				6.006.654
107570	Desarrollo y Fortalecimiento de la Plataforma Tecnológica Operativa del BANAVIH - Fase III.	Aplicación			5	2.241.214				2.241.214
107615	Migración de Aplicaciones hacia Software Libre.	Aplicación			3	2.284.808				2.284.808
107731	Continuar posicionando al Banavih positivamente en todos los ámbitos de su competencia -Fase II.	Campaña publicitaria			2	7.117.605				7.117.605
TOTAL						3.632.301.424	1.000.000.000			4.632.301.424

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	96.543.285				96.543.285
02	Gestión Administrativa	113.221.140				113.221.140
03	Previsión y Protección Social	1.537.916				1.537.916
	TOTAL	**211.302.341**				**211.302.341**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**245**	**194**	**198**	**637**	**24.494.469**	**9.810.957**	**34.305.426**
Directivo	6	17		23	2.723.714	1.094.579	3.818.293
Profesional y Técnico	197	106	140	443	16.569.260	6.658.690	23.227.950
Personal Administrativo	33	18	28	79	2.950.690	1.185.794	4.136.484
Personal Médico	2	2		4	453.952	182.430	636.382
Obrero	7	51	30	88	1.796.853	689.464	2.486.317
Personal Contratado			**40**	**40**	**1.536.000**		**1.536.000**
Profesional y Técnico			40	40	1.536.000		1.536.000
TOTAL	**245**	**194**	**238**	**677**	**26.030.469**	**9.810.957**	**35.841.426**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**10**	**10**	**20**	**401.793**
Empleados	10	10	20	401.793
Jubilados	**22**	**21**	**43**	**1.136.122**
Empleados	22	21	43	1.136.122
TOTAL	**32**	**31**	**63**	**1.537.915**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	96.543.285
4.02	Materiales, Suministros y Mercancías	5.321.789
4.03	Servicios No Personales	52.379.468
4.04	Activos Reales	14.794.666
4.05	Activos Financieros	54.358.743
4.07	Transferencias y Donaciones	2.711.920
4.08	Otros Gastos	6.770.225
4.11	Disminución de Pasivos	4.610.723.669
	TOTAL	**4.843.603.765**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**169.235.028**
INGRESOS DE OPERACIÓN	169.235.028
Ingresos financieros de instituciones financieras	18.660.481
Otros ingresos de operación	150.574.547
B. GASTOS CORRIENTES	**163.726.687**
GASTOS DE CONSUMO	161.014.767
Remuneraciones	96.543.285
Sueldos, salarios y otras retribuciones	27.104.348
Beneficios y complementos de sueldos y salarios	39.833.424
Aportes patronales	5.403.310
Prestaciones sociales y otras indemnizaciones	9.763.295
Asistencia socioeconómica	14.358.908
Otros gastos de personal	80.000
Compra de Bienes y servicios	46.152.463
Bienes de consumo	5.321.789
Servicios no personales	40.830.674
Impuestos indirectos	11.548.794
Depreciación y amortización	6.770.225
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.711.920
Al sector privado	2.337.920
Transferencias corrientes al sector privado	1.537.916
Directas a personas	1.537.916
Pensiones y otros beneficios asociados	401.794
Jubilaciones y otros beneficios asociados	1.136.122
Donaciones corrientes al sector privado	800.004
Donaciones a personas	800.004
Al sector público	374.000
Transferencias corrientes al sector público	374.000
A los entes descentralizados sin fines empresariales para sus gastos	104.000
A instituciones de protección social	90.000
Subsidios e incentivos otorgados por normas externas	180.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**5.508.341**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**12.278.566**
RECURSOS PROPIOS DE CAPITAL	12.278.566
Ahorro/ (Desahorro) en Cuenta Corriente	5.508.341
Incremento de la depreciación y amortización acumuladas	6.770.225
B. GASTOS DE CAPITAL	**14.794.666**
INVERSIÓN REAL DIRECTA	14.794.666
Formación Bruta de Capital Fijo	12.181.175
Edificios e instalaciones	2.434.112
Maquinaria, equipos y otros bienes muebles	9.747.063
Bienes intangibles	2.613.491
C. RESULTADO FINANCIERO: SUPERAVIT/(DÉFICIT)	**(2.516.100)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.667.598.512**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.667.598.512
Disminución de otros activos financieros	56.874.843
Disminución de disponibilidades	56.874.843
Disminución de inversiones temporales	56.874.843
Disminución de cuentas por cobrar a corto plazo	4.610.723.669
Disminución de otras cuentas por cobrar a corto plazo	4.610.723.669
Ministerio del Poder Popular para las Obras Públicas y Vivienda	1.000.000.000
Recursos Ordinarios	537.682.356
Gestión Fiscal	462.317.644
Otros Fondos (Fondo de Ahorro Obligatorio, Fondo de Garantías y Fondo de Rescate)	3.610.723.669
B. APLICACIONES FINANCIERAS	**4.667.598.512**
INVERSIÓN FINANCIERA	54.358.743
Concesión de préstamos a corto plazo	51.162.804
Al sector privado	51.162.804
Incremento de otros activos financieros	3.195.939
Incremento de otros activos financieros	3.195.939
DISMINUCIÓN DE PASIVOS	4.610.723.669
Disminución de cuentas y efectos por pagar	4.610.723.669
Disminución de otras cuentas y efectos por pagar	4.610.723.669
Disminución de otras cuentas por pagar a corto plazo	4.610.723.669
DÉFICIT FINANCIERO	2.516.100

A0932
Instituto Nacional
de los Espacios Acuáticos
(INEA)

INSTITUTO NACIONAL DE LOS ESPACIOS ACUÁTICOS (INEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de los Espacios Acuáticos (INEA), fue creado mediante Ley publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.290, de fecha 25 de septiembre de 2001 y reformada la ley según Gaceta Oficial de la República Bolivariana de Venezuela N° 37.596, de fecha 20/12/2002; con personalidad jurídica y patrimonio propio, tiene como misión ejercer la administración acuática en el marco de las Políticas del Estado, con responsabilidad social y excelencia de servicio, a fin de contribuir al desarrollo sustentable de la Nación.

Para el Ejercicio Fiscal 2010, el Instituto ha considerado manejar criterios de racionalidad del gasto, continuando con la ejecución de proyectos que contribuyan al desarrollo del sector acuático, enmarcado en el Plan Nacional Simón Bolívar 2007-2013 y en políticas del transporte acuático, referidas en el Plan Sectorial del Ministerio del Poder Popular para las Obras Públicas y Vivienda.

Los ingresos que genera el Ente, provienen de la prestación de servicios relacionados con el sector acuático, tales como el cobro de tasas por la utilización de las áreas marítimas nacionales, aplicación de multas, recargo en el costo por servicios adicionales que desean contratar los buques, intereses generados por colocaciones bancarias y la alícuota correspondiente al Fondo de Desarrollo de los Espacios Acuáticos.

Con respecto a los proyectos que la Institución ha considerado para el año 2010, se dará prioridad a aquellos gastos que tiendan a consolidar el desarrollo del sector acuático, asumiendo la inversión en aquellos que estén orientados a dar cumplimiento al ordenamiento legal vigente, tales como:

- Fortalecimiento de la Unidad de Análisis Estadístico en el INEA.
- Adecuación y Mantenimiento de la Plataforma Tecnológica y Comunicaciones del INEA.
- Simplificación de Trámites Administrativos.
- Diseñar e Implantar el Centro de Datos Alterno del INEA.
- Sistema Nacional de Recaudación de Actividades Acuáticas.
- Monitoreo Biológico Puerto-Buque, en Cuatro (04) Puertos Pilotos (Componente 8.7 del Programa Nacional para la Gestión y Control de Aguas de Lastre y Sedimentos Generados por Buques).
- Sistema Automatizado para el Control del Inventario de Puertos y Construcción de Tipo Portuario.
- Construcción, Proyectos, Conservación, Reparación y Mejoras de la Infraestructura Acuática.
- Fondo de Desarrollo Acuático.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**218.505.400**
INGRESOS NO TRIBUTARIOS	**137.522.550**
Tasas	119.736.400
Ingresos por aportes y contribuciones a la seguridad social	17.786.150
INGRESOS DE OPERACIÓN	**1.387.480**
Otros ingresos de operación	1.387.480
INGRESOS DE LA PROPIEDAD	**22.768.540**
Intereses	22.768.540
Intereses internos	22.768.540
Intereses por títulos-valores	22.768.540
OTROS INGRESOS	**56.826.830**
Otros ingresos ordinarios	56.826.830
INGRESOS DE CAPITAL	**5.000.000**
RECURSOS PROPIOS DE CAPITAL	**5.000.000**
Incremento de la depreciación y amortización acumuladas	5.000.000
FUENTES DE FINANCIAMIENTO	**175.806.537**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**175.806.537**
Disminución de otros activos financieros	175.806.537
Disminución de disponibilidades	175.806.537
Disminución de Bancos	19.150.000
Disminución de inversiones temporales	156.656.537
TOTAL RECURSOS	**399.311.937**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**230.058.395**
GASTOS DE CONSUMO	**224.950.303**
Remuneraciones	135.672.583
Sueldos, salarios y otras retribuciones	39.948.161
Beneficios y complementos de sueldos y salarios	57.880.793
Aportes patronales	7.092.444
Prestaciones sociales y otras indemnizaciones	11.945.790
Asistencia socioeconómica	18.305.395
Otros gastos de personal	500.000
Compra de Bienes y servicios	84.277.720
Bienes de consumo	16.078.397
Servicios no personales	68.199.323
Depreciación y amortización	5.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**5.061.843**
Al sector privado	4.131.843
Transferencias corrientes al sector privado	3.581.843
Directas a personas	3.552.793
Pensiones y otros beneficios asociados	222.498
Jubilaciones y otros beneficios asociados	707.095
Otras transferencias directas a personas	2.623.200
Otras transferencias corrientes internas al sector privado	29.050
Donaciones corrientes al sector privado	550.000
Donaciones a personas	400.000
Donaciones a instituciones sin fines de lucro	150.000
Al sector público	700.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Transferencias corrientes al sector público	350.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	200.000
A instituciones de protección social	150.000
Donaciones corrientes al sector público	350.000
A los entes descentralizados sin fines empresariales	150.000
A instituciones de protección social	200.000
Al sector externo	230.000
Transferencias corrientes al exterior	230.000
A organismos internacionales	230.000
OTROS GASTOS CORRIENTES	**46.249**
Indemnizaciones y sanciones pecuniarias	46.249
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	46.249
GASTOS DE CAPITAL	**139.953.543**
INVERSIÓN REAL DIRECTA	**139.953.543**
Formación Bruta de Capital Fijo	139.953.543
Maquinaria, equipos y otros bienes muebles	100.408.413
Bienes preexistentes	6.600.400
Construcciones de bienes de dominio privado	13.302.230
Construcciones de bienes de dominio público	19.642.500
APLICACIONES FINANCIERAS	**29.299.999**
INVERSIÓN FINANCIERA	**24.299.999**
Incremento de otros activos financieros	24.299.999
Incremento de cuentas por cobrar a corto plazo	24.299.999
Incremento de otras cuentas por cobrar a corto plazo	24.299.999

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
DISMINUCIÓN DE PASIVOS	**5.000.000**
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	800.000
Disminución de aportes patronales y retenciones laborales por pagar	496.400
Disminución cuentas por pagar a proveedores a corto plazo	1.250.000
Disminución cuentas por pagar a contratistas a corto plazo	2.453.600
TOTAL GASTOS	**399.311.937**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106666	Fortalecimiento de la Unidad de Análisis Estadístico del INEA.	Unidad			1	1.701.935				1.701.935
106674	Adecuación y Mantenimiento de la Plataforma Tecnológica y Comunicaciones del INEA.	Sistema			1	5.880.460				5.880.460
106769	Simplificación de Trámites Administrativos.	Trámite			26	604.000				604.000
106815	Diseñar e Implantar el Centro de Datos Alterno del INEA.	Centro Aperturado			1	2.936.200				2.936.200
106822	Sistema Nacional de Recaudación de Actividades Acuáticas.	Sistema de Información			1	560.040				560.040
106842	Monitoreo Biológico Puerto-Buque, en Cuatro (04) Puertos Pilotos (Componente 8.7 del Programa Nacional para la Gestión y Control de Aguas de Lastre y Sedimentos generados por Buques).	Informe de Ejecución			2	2.013.040				2.013.040
106873	Sistema Automatizado para el Control del Inventario de Puertos y Construcción de Tipo Portuario.	Sistema			1	900.000				900.000
106890	Construcción, Proyectos, Conservación, Reparación y Mejoras de la Infraestructura Acuática.	Obra			39	18.730.952				18.730.952
106929	Fondo de Desarrollo Acuático.	Proceso Administrado			40	158.316.298				158.316.298
TOTAL						**191.642.925**				**191.642.925**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	136.010.539				136.010.539
02	Gestión Administrativa	70.728.880				70.728.880
03	Previsión y Protección Social	929.593				929.593
	TOTAL	**207.669.012**				**207.669.012**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**271**	**331**	**574**	**1.176**	**35.906.982**	**1.750.000**	**37.656.982**
Directivo	46	95	87	228	12.568.121	630.000	13.198.121
Profesional y Técnico	152	144	310	606	18.459.452	1.067.500	19.526.952
Personal Administrativo	66	74	177	317	4.514.244	52.500	4.566.744
Obrero	7	18		25	365.165		365.165
Personal Contratado			**110**	**110**	**3.347.531**		**3.347.531**
Profesional y Técnico			110	110	3.347.531		3.347.531
TOTAL	**271**	**331**	**684**	**1.286**	**39.254.513**	**1.750.000**	**41.004.513**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**3**	**2**	**5**	**222.498**
Empleados	3	2	5	222.498
Jubilados	**6**	**13**	**19**	**707.095**
Empleados	6	13	19	707.095
TOTAL	**9**	**15**	**24**	**929.593**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	135.672.583
4.02	Materiales, Suministros y Mercancías	16.078.397
4.03	Servicios No Personales	68.199.323
4.04	Activos Reales	139.953.543
4.05	Activos Financieros	24.299.999
4.07	Transferencias y Donaciones	5.061.843
4.08	Otros Gastos	5.046.249
4.11	Disminución de Pasivos	5.000.000
	TOTAL	**399.311.937**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**218.505.400**
INGRESOS NO TRIBUTARIOS	137.522.550
Tasas	119.736.400
Ingresos por aportes y contribuciones a la seguridad social	17.786.150
INGRESOS DE OPERACIÓN	1.387.480
Otros ingresos de operación	1.387.480
INGRESOS DE LA PROPIEDAD	22.768.540
Intereses	22.768.540
Intereses internos	22.768.540
Intereses por títulos-valores	22.768.540
OTROS INGRESOS	56.826.830
Otros ingresos ordinarios	56.826.830
B. GASTOS CORRIENTES	**230.058.395**
GASTOS DE CONSUMO	224.950.303
Remuneraciones	135.672.583
Sueldos, salarios y otras retribuciones	39.948.161
Beneficios y complementos de sueldos y salarios	57.880.793
Aportes patronales	7.092.444
Prestaciones sociales y otras indemnizaciones	11.945.790
Asistencia socioeconómica	18.305.395
Otros gastos de personal	500.000
Compra de Bienes y servicios	84.277.720
Bienes de consumo	16.078.397
Servicios no personales	68.199.323
Depreciación y amortización	5.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.061.843
Al sector privado	4.131.843
Transferencias corrientes al sector privado	3.581.843
Directas a personas	3.552.793
Pensiones y otros beneficios asociados	222.498
Jubilaciones y otros beneficios asociados	707.095
Otras transferencias directas a personas	2.623.200
Otras transferencias corrientes internas al sector privado	29.050
Donaciones corrientes al sector privado	550.000
Donaciones a personas	400.000
Donaciones a instituciones sin fines de lucro	150.000
Al sector público	700.000
Transferencias corrientes al sector público	350.000
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	200.000
A instituciones de protección social	150.000
Donaciones corrientes al sector público	350.000
A los entes descentralizados sin fines empresariales	150.000
A instituciones de protección social	200.000
Al sector externo	230.000
Transferencias corrientes al exterior	230.000
A organismos internacionales	230.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	46.249
Indemnizaciones y sanciones pecuniarias	46.249
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines Empresariales	46.249
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(11.552.995)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(6.552.995)**
RECURSOS PROPIOS DE CAPITAL	(6.552.995)
Ahorro/(Desahorro) en Cuenta Corriente	(11.552.995)
Incremento de la depreciación y amortización acumuladas	5.000.000
B. GASTOS DE CAPITAL	**139.953.543**
INVERSIÓN REAL DIRECTA	139.953.543
Formación Bruta de Capital Fijo	139.953.543
Maquinaria, equipos y otros bienes muebles	100.408.413
Bienes preexistentes	6.600.400
Construcciones de bienes de dominio privado	13.302.230
Construcciones de bienes de dominio público	19.642.500
C. RESULTADO FINANCIERO: SUPERAVIT/(DÉFICIT)	**(146.506.538)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**175.806.537**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	175.806.537
Disminución de otros activos financieros	175.806.537
Disminución de disponibilidades	175.806.537
Disminución de Bancos	19.150.000
Disminución de inversiones temporales	156.656.537
B. APLICACIONES FINANCIERAS	**175.806.537**
INVERSIÓN FINANCIERA	24.299.999
Incremento de otros activos financieros	24.299.999
Incremento de otras cuentas por cobrar a corto plazo	24.299.999
DISMINUCIÓN DE PASIVOS	5.000.000
Disminución de cuentas y efectos por pagar	5.000.000
Disminución de cuentas y efectos por pagar a corto plazo	5.000.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	800.000
Disminución de aportes patronales y retenciones laborales por pagar	496.400
Disminución cuentas por pagar a proveedores a corto plazo	1.250.000
Disminución cuentas por pagar a contratistas a corto plazo	2.453.600
DÉFICIT FINANCIERO	146.506.538

A0940
Instituto Nacional
de Transporte Terrestre
(INTT)

INSTITUTO NACIONAL DE TRANSPORTE TERRESTRE (INTT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Transporte Terrestre (INTT), creado en la Ley de Transporte Terrestre, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.985 de fecha 01-08-08, formula el Presupuesto para el Ejercicio Fiscal 2010 bajo las líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, el Plan Estadístico Nacional 2008-2013 y el Plan Sectorial del Ministerio del Poder Popular para las Obras Públicas y Vivienda.

Para el ejercicio fiscal 2010, el Instituto tiene como política fundamental, la inversión en infraestructura y en tecnología para mejorar y optimizar los servicios que presta, así como cumplir cabalmente con las funciones delegadas por la Ley.

Entre sus competencias en materia de transporte terrestre, se mencionan el Trámite de Licencias de Conducir; el Registro Nacional de Vehículos y de Conductores y Conductoras; tipología de unidades de transporte; condiciones de carácter nacional para la prestación de los servicios de transporte de uso público y de uso privado de personas; regulación del transporte terrestre público de pasajeros y pasajeras en rutas suburbanas e interurbanas, sin menoscabo de las competencias que la ley y los reglamentos atribuyan a los municipios o gobiernos metropolitanos; aplicación del régimen sancionatorio, control y fiscalización del tránsito en la vialidad sin perjuicio de las competencias de los estados y municipios; ofrecer servicios conexos de carácter nacional, procedimientos por accidentes de tránsito, normas técnicas y administrativas para la construcción, mantenimiento y gestión de la vialidad, así como la actuación en el otorgamiento de concesiones; determinar el ordenamiento de las estaciones de peajes, el establecimiento de las tarifas en el ámbito nacional y las demás que atribuya la ley.

Continuará con la ejecución del proyecto de los nuevos formatos de licencias para conducir y de las nuevas matrículas vehiculares, así como el resguardo, custodia y automatización de expedientes de vehículos y conductores, con el objeto de consumar las exigencias establecidas dentro del marco de seguridad y control ejercida por delegación de nuestro órgano de adscripción.

El Instituto tiene como fuente de financiamiento, las tasas estipuladas a cobrar por la producción de bienes y servicios que ofrece a la colectividad, los cuales están constituidos por:

- Ingresos derivados de las multas impuestas y constancias de revisión, efectuadas por el Cuerpo Técnico de Vigilancia del Transporte Terrestre.
- Ingresos por multas impuestas por la Gerencia de Transporte Terrestre.
- Derechos y acciones que adquiera por cualquier acto jurídico.
- Tasas y tarifas producto de sus servicios y habilidades.
- Recursos que lícitamente obtenga por cualquier concepto.

De igual manera, se fomentará la conciencia social del trabajador en actividades a realizar fuera de la jornada laboral, propiciando la educación ciudadana del tránsito y el transporte a nivel nacional, por medio de charlas en terminales de pasajeros, unidades de transporte público, calles y avenidas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**857.696.121**
INGRESOS NO TRIBUTARIOS	238.451.157
Tasas	238.451.157
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.637.248
Venta de servicios	1.637.248
INGRESOS DE OPERACIÓN	7.607.716
Ingresos financieros de instituciones financieras	7.607.716
TRANSFERENCIAS Y DONACIONES CORRIENTES	610.000.000
Del sector público	610.000.000
Transferencias corrientes internas recibidas del sector público	610.000.000
De la República	610.000.000
INGRESOS DE CAPITAL	**14.969.317**
RECURSOS PROPIOS DE CAPITAL	**14.969.317**
Incremento de la depreciación y amortización acumuladas	14.969.317
TOTAL RECURSOS	**872.665.438**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**850.573.481**
GASTOS DE CONSUMO	834.453.120
Remuneraciones	753.381.813
Sueldos, salarios y otras retribuciones	189.203.360
Beneficios y complementos de sueldos y salarios	366.074.840
Aportes patronales	5.840.731
Prestaciones sociales y otras indemnizaciones	6.559.102
Asistencia socioeconómica	185.703.780
Compra de Bienes y servicios	66.101.990
Bienes de consumo	15.060.730
Servicios no personales	51.041.260
Depreciación y amortización	14.969.317
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.120.361
Al sector privado	16.120.361
Transferencias corrientes al sector privado	15.970.361
Directas a personas	15.950.361
Pensiones y otros beneficios asociados	2.767.329
Jubilaciones y otros beneficios asociados	13.183.032
A instituciones sin fines de lucro	20.000
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**20.510.532**
INVERSIÓN REAL DIRECTA	**20.510.532**
Formación Bruta de Capital Fijo	19.498.032
Maquinaria, equipos y otros bienes muebles	6.832.215
Bienes preexistentes	12.665.817
Bienes intangibles	1.012.500
APLICACIONES FINANCIERAS	**1.581.425**
DISMINUCIÓN DE PASIVOS	**1.581.425**
Disminución de obligaciones de ejercicios anteriores	1.581.425
TOTAL GASTOS	**872.665.438**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107347	Adquisición de sobres para el registro de vehículos y de motos	Vehículo			1.000.000	785.000				785.000
107386	Adquisición de certificados de registros de vehículos	Vehículo			400.000	412.080				412.080
107387	Adquisición de sobres para el registro de conductores	Licencia			500.000	526.400				526.400
107388	Adquisición de certificados de origen para el registro de vehículos	Vehículo			100.000	160.000				160.000
107444	Continuar con el proyecto de implementación de una nueva licencia, matriculación del parque automotor y fortalecimiento y resguardo, custodia y automatización de expedientes de vehículos y conductores.	Vehículo			1.000.000	5.527.440				5.527.440
107543	Creación de centros de revisión técnica mecánica y física de vehículos en el país	Vehículo			1.100.000	480.000				480.000
107599	Escuela de Transporte	Certificado			30	400.000				400.000
	TOTAL					**8.290.920**				**8.290.920**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	156.802.971				156.802.971
02	Gestión Administrativa	91.081.543				91.081.543
03	Previsión y Protección Social	6.490.004				6.490.004
06	Cuerpo Técnico de Vigilancia del Transporte Terrestre (CTVTT)		610.000.000			610.000.000
	TOTAL	**254.374.518**	**610.000.000**			**864.374.518**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.292**	**8.549**	**1.051**	**11.892**	**173.754.165**	**7.418.790**	**181.172.955**
Directivo	22	20	1	43	566.328	201.860	768.188
Profesional y Técnico	1.657	8.006	721	10.384	154.175.195	2.085.888	156.261.083
Personal Administrativo	453	276	329	1.058	12.655.362	4.440.922	17.096.284
Obrero	160	247		407	6.357.280	690.120	7.047.400
Personal Fijo a Tiempo Parcial	**29**	**41**		**70**	**8.735.496**		**8.735.496**
Profesional y Técnico	29	41		70	8.735.496		8.735.496
Personal Contratado	**11**	**17**		**28**	**1.491.516**		**1.491.516**
Profesional y Técnico	11	17		28	1.491.516		1.491.516
TOTAL	**2.332**	**8.607**	**1.051**	**11.990**	**183.981.177**	**7.418.790**	**191.399.967**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**89**	**182**	**271**	**2.767.329**
Empleados	89	182	271	2.767.329
Jubilados	**325**	**114**	**439**	**13.183.032**
Empleados	325	114	439	13.183.032
TOTAL	**414**	**296**	**710**	**15.950.361**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de Personal	753.381.813
4.02	Materiales, Suministros y Mercancías	15.060.730
4.03	Servicios no Personales	51.041.260
4.04	Activos Reales	20.510.532
4.07	Transferencias y Donaciones	16.120.361
4.08	Otros Gastos	14.969.317
4.11	Disminución de Pasivos	1.581.425
	TOTAL	**872.665.438**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**857.696.121**
TRANSFERENCIAS Y DONACIONES CORRIENTES	610.000.000
Del sector público	610.000.000
Transferencias corrientes internas recibidas del sector público	610.000.000
Ministerio del Poder Popular para las Obras Públicas y Vivienda	610.000.000
Cuerpo Técnico de Vigilancia del Transporte Terrestre (CTVTT)	610.000.000
Gastos de Funcionamiento	610.000.000
Recursos Ordinarios	497.000.000
Gestión Fiscal	113.000.000
INGRESOS NO TRIBUTARIOS	238.451.157
Tasas	238.451.157
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.637.248
Venta de servicios	1.637.248
INGRESOS DE OPERACIÓN	7.607.716
Ingresos financieros de instituciones financieras	7.607.716
B. GASTOS CORRIENTES	**850.573.481**
GASTOS DE CONSUMO	834.453.120
Remuneraciones	753.381.813
Sueldos, salarios y otras retribuciones	189.203.360
Beneficios y complementos de sueldos y salarios	366.074.840
Aportes patronales	5.840.731
Prestaciones sociales y otras indemnizaciones	6.559.102
Asistencia socioeconómica	185.703.780
Compra de Bienes y servicios	66.101.990
Bienes de consumo	15.060.730
Servicios no personales	51.041.260
Depreciación y amortización	14.969.317
TRANSFERENCIAS Y DONACIONES CORRIENTES	16.120.361
Al sector privado	16.120.361
Transferencias corrientes al sector privado	15.970.361
Directas a personas	15.950.361
Pensiones y otros beneficios asociados	2.767.329
Jubilaciones y otros beneficios asociados	13.183.032
A instituciones sin fines de lucro	20.000
Donaciones corrientes al sector privado	150.000
Donaciones a personas	150.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/ (DESAHORRO)	**7.122.640**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**22.091.957**
RECURSOS PROPIOS DE CAPITAL	22.091.957
Ahorro/ (Desahorro) en Cuenta Corriente	7.122.640
Incremento de la depreciación y amortización acumuladas	14.969.317
B. GASTOS DE CAPITAL	**20.510.532**
INVERSIÓN REAL DIRECTA	20.510.532
Formación Bruta de Capital Fijo	19.498.032
Maquinaria, equipos y otros bienes muebles	6.832.215
Bienes preexistentes	12.665.817
Bienes intangibles	1.012.500
C. RESULTADO FINANCIERO: SUPERÁVIT/ (DÉFICIT)	**1.581.425**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.581.425**
SUPERÁVIT FINANCIERO	1.581.425
B. APLICACIONES FINANCIERAS	**1.581.425**
DISMINUCIÓN DE PASIVOS	1.581.425
Disminución de otros pasivos	1.581.425
Disminución de obligaciones de ejercicios anteriores	1.581.425

56

Ministerio del Poder Popular
para Ciencia, Tecnología e Industrias Intermedias

A0063
Instituto Venezolano
de Investigaciones Científicas
(IVIC)

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Venezolano de Investigaciones Científicas (IVIC), estima ser el principal ente impulsor del desarrollo científico y tecnológico de la región a través de la generación de proyectos en áreas de impacto nacional e internacional para generar nuevos conocimientos a través de la investigación científica, el desarrollo tecnológico y la formación de recursos de alto nivel. Para lo cual el Instituto será fuente de acopio informativo en el área, asesor y facilitador de servicios externos que garanticen el acceso directo y la difusión del conocimiento científico en Venezuela y en el Mundo.

En tal sentido, los Proyectos del IVIC estarán en función del marco de las políticas públicas que lleva a cabo el Ejecutivo Nacional a través del Proyecto Nacional Simón Bolívar-Primer Plan Socialista 2007-2013 y el Plan Nacional de Ciencia Tecnología e Innovación 2005-2030.

Considerando los siguientes Proyectos a ser ejecutados para el 2010:

- Investigaciones científico - tecnológicas conducentes al desarrollo integral de la nación, colocando a la ciencia, a la tecnología y a la innovación al servicio de las necesidades sociales, en concordancia con las siguientes premisas: tratamiento y prevención de enfermedades y generación de conocimientos aplicables al sector salud, con énfasis en el desarrollo de fármacos y estudios de enfermedades cardiovasculares, hereditarias, cáncer y enfermedades transmisibles (diarreas, malaria y dengue, tuberculosis).

- Programa de Ciencias Marinas y Estudios Antárticos de Venezuela.

- Popularización y divulgación de la ciencia, la tecnología e innovación con la participación de sectores educativos, comunidades y otros actores nacionales que tradicionalmente han estado excluidos de participar en este ámbito.

- Optimizar los servicios ofrecidos por el IVIC para satisfacer las necesidades de desarrollo tecnológico y social, del sector público y privado en aras de proporcionar una mejor calidad de vida a la población en general.

Dentro de este marco de ejecución, la prioridad es privilegiar la inversión en proyectos que representen un efecto multiplicador importante en el nivel de empleo y desarrollo productivo en el marco de la concepción estratégica del desarrollo endógeno, así como garantizar la continuidad de los proyectos sociales, misiones.

En función de los recursos asignados, se hizo énfasis en la continuación y culminación de los proyectos que están en procesos de ejecución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**311.618.152**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	118.358.782
Venta de otros bienes y servicios	118.358.782
INGRESOS DE OPERACIÓN	2.000.000
Ingresos financieros de instituciones financieras	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	191.259.370
Del sector público	191.259.370
Transferencias corrientes internas recibidas del sector público	191.259.370
De la República	187.417.000
De los entes descentralizados sin fines empresariales	3.842.370
INGRESOS DE CAPITAL	**3.500.000**
RECURSOS PROPIOS DE CAPITAL	3.500.000
Incremento de la depreciación y amortización acumuladas	3.500.000
FUENTES DE FINANCIAMIENTO	**26.790.224**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.070.843
Disminución de otros activos financieros	15.070.843
Disminución de disponibilidades	15.070.843
Disminución de caja	301.416
Disminución de Bancos	14.685.272
Disminución de inversiones temporales	84.155
INCREMENTO DE PASIVOS	11.719.381
Incremento de otros pasivos	11.719.381
Incremento de provisiones y reservas técnicas	11.719.381
Incremento de provisiones	11.719.381
Incremento de otras provisiones	11.719.381
TOTAL RECURSOS	**341.908.376**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**304.225.525**
GASTOS DE CONSUMO	257.529.679
Remuneraciones	220.067.727
Sueldos, salarios y otras retribuciones	27.521.128
Beneficios y complementos de sueldos y salarios	87.634.007
Aportes patronales	5.445.441
Prestaciones sociales y otras indemnizaciones	32.378.921
Asistencia socioeconómica	67.057.732
Otros gastos de personal	30.498
Compra de Bienes y servicios	33.961.952
Bienes de consumo	7.458.394
Servicios no personales	26.503.558
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.695.846
Al sector privado	46.695.846
Transferencias corrientes al sector privado	46.695.846
Directas a personas	46.695.846
Pensiones y otros beneficios asociados	7.942.911
Jubilaciones y otros beneficios asociados	35.799.828
Otras transferencias directas a personas	2.953.107
GASTOS DE CAPITAL	**27.612.007**
INVERSIÓN REAL DIRECTA	27.612.007
Formación Bruta de Capital Fijo	27.535.878
Maquinaria, equipos y otros bienes muebles	27.535.878
Bienes intangibles	76.129
APLICACIONES FINANCIERAS	**10.070.844**
DISMINUCIÓN DE PASIVOS	10.070.844
Disminución de cuentas y efectos por pagar	10.070.844
Disminución de cuentas y efectos por pagar a corto plazo	10.070.844
Disminución cuentas por pagar a proveedores a corto plazo	10.070.844
TOTAL GASTOS	**341.908.376**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107760	Optimizar los Servicios Ofrecidos por el IVIC para Satisfacer las Necesidades de Desarrollo Tecnológico y Social, del Sector Público y Privado en Aras de Proporcionar una Mejor Calidad de Vida a la Población.	Servicio Prestado			26.748	2.102.200			338.300	2.440.500
107776	Popularización y Divulgación de la Ciencia, la Tecnología e Innovación con La Participación de Sectores Educativos, Comunidades y Otros Actores Nacionales que Tradicionalmente han Estado Excluidos de Participar en este Ámbito.	Servicio			14.020				1.798.959	1.798.959
107800	Programa de Ciencias Marinas y Estudios Antárticos de Venezuela.	Estudio / Diagnóstico			3				1.096.708	1.096.708
107837	Investigaciones Científico - Tecnológicas Conducentes al Desarrollo Integral de la Nación, Colocando a la Ciencia, a la Tecnología y a la Innovación al Servicio de las Necesidades Sociales, en Concordancia con las Siguientes Premisas:-Tratamiento y Prevención de Enfermedades y Generación de Conocimientos Aplicables al Sector Salud, con Énfasis en el Desarrollo de Fármacos y Estudios de Enfermedades Cardiovasculares, Hereditarias, Cáncer, Enfermedades Transmisibles (Diarreas, Malaria y Dengue, Tuberculosis).	Proyecto y Acción Ejecutado			401.675		19.910.682		96.947.280	116.857.962
	TOTAL					2.102.200	19.910.682		100.181.247	122.194.129

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		123.696.980		11.719.381	135.416.361
02	Gestión Administrativa	4.000.000	66.600		36.488.548	40.555.148
03	Previsión y Protección Social		43.742.738			43.742.738
	TOTAL	**4.000.000**	**167.506.318**		**48.207.929**	**219.714.247**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**433**	**520**	**8**	**961**	**20.760.780**	**301.080**	**21.061.860**
Directivo	25	16		41	967.044		967.044
Profesional y Técnico	117	50		167	3.012.780	160.872	3.173.652
Personal Administrativo	90	17		107	1.299.744	140.208	1.439.952
Personal de Investigación	170	164		334	11.807.808		11.807.808
Obrero	31	273	8	312	3.673.404		3.673.404
Personal Contratado	**124**	**146**		**270**	**5.949.644**		**5.949.644**
Directivo	5	3		8	291.876		291.876
Profesional y Técnico	36	21		57	1.272.296		1.272.296
Personal Administrativo	21	4		25	292.716		292.716
Personal de Investigación	62	118		180	4.092.756		4.092.756
TOTAL	**557**	**666**	**8**	**1.231**	**26.710.424**	**301.080**	**27.011.504**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**66**	**131**	**197**	**7.942.911**
Obreros	26	116	142	4.665.498
Empleados	40	15	55	3.277.413
Jubilados	**105**	**178**	**283**	**35.799.828**
Empleados	105	178	283	35.799.828
TOTAL	**171**	**309**	**480**	**43.742.739**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	220.067.727
4.02	Materiales, suministros y mercancías	7.458.394
4.03	Servicios no personales	26.503.558
4.04	Activos reales	27.612.007
4.07	Transferencias y donaciones	46.695.846
4.08	Otros gastos	3.500.000
4.11	Disminución de pasivos	10.070.844
	TOTAL	**341.908.376**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**311.618.152**
TRANSFERENCIAS Y DONACIONES CORRIENTES	191.259.370
Del sector público	191.259.370
Transferencias corrientes internas recibidas del sector público	191.259.370
De la República	187.417.000
Recursos Ordinarios	175.417.000
Gestión Fiscal	12.000.000
De los entes descentralizados sin fines empresariales	3.842.370
Ingresos por la venta de bienes y servicios de la administración pública	118.358.782
Venta de otros bienes y servicios	118.358.782
INGRESOS DE OPERACIÓN	2.000.000
Ingresos financieros de instituciones financieras	2.000.000
B. GASTOS CORRIENTES	**304.225.525**
GASTOS DE CONSUMO	257.529.679
Remuneraciones	220.067.727
Sueldos, salarios y otras retribuciones	27.521.128
Beneficios y complementos de sueldos y salarios	87.634.007
Aportes patronales	5.445.441
Prestaciones sociales y otras indemnizaciones	32.378.921
Asistencia socioeconómica	67.057.732
Otros gastos de personal	30.498
Compra de Bienes y servicios	33.961.952
Bienes de consumo	7.458.394
Servicios no personales	26.503.558
Depreciación y amortización	3.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	46.695.846
Al sector privado	46.695.846
Transferencias corrientes al sector privado	46.695.846
Directas a personas	46.695.846
Pensiones y otros beneficios asociados	7.942.911
Jubilaciones y otros beneficios asociados	35.799.828
Otras transferencias directas a personas	2.953.107
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**7.392.627**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**10.892.627**
RECURSOS PROPIOS DE CAPITAL	10.892.627
Ahorro/ Desahorro en Cuenta Corriente	7.392.627
Incremento de la depreciación y amortización acumuladas	3.500.000
B. GASTOS DE CAPITAL	**27.612.007**
INVERSIÓN REAL DIRECTA	27.612.007
Formación Bruta de Capital Fijo	27.535.878
Maquinaria, equipos y otros bienes muebles	27.535.878
Bienes intangibles	76.129
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(16.719.380)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**26.790.224**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	15.070.843
Disminución de otros activos financieros	15.070.843
Disminución de disponibilidades	15.070.843
Disminución de caja	301.416
Disminución de Bancos	14.685.272
Disminución de inversiones temporales	84.155
INCREMENTO DE PASIVOS	11.719.381
Incremento de otros pasivos	11.719.381
Incremento de provisiones y reservas técnicas	11.719.381
Incremento de provisiones	11.719.381
Incremento de otras provisiones	11.719.381
B. APLICACIONES FINANCIERAS	**26.790.224**
DISMINUCIÓN DE PASIVOS	10.070.844
Disminución de cuentas y efectos por pagar	10.070.844
Disminución de cuentas y efectos por pagar a corto plazo	10.070.844
Disminución cuentas por pagar a proveedores a corto plazo	10.070.844
DÉFICIT FINANCIERO	16.719.380

A0191
Observatorio Nacional
de Ciencia, Tecnología e Innovación
(ONCTI)

OBSERVATORIO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (ONCTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Tiene como misión, ser un proveedor de información confiable y autorizada en temas relativos a la ciencia, la tecnología y la innovación, que impacten al desarrollo económico y social de la Nación, para ayudar a distintos organismos del Poder Público, a las organizaciones públicas y privadas, así como al resto de los diversos actores que conforman el Sistema Nacional de Ciencia, Tecnología e Innovación a tomar decisiones sobre estas materias.

Su visión es alcanzar el objetivo fundamental a través de la obtención, coordinación, articulación y producción de información de manera accesible y confiable, sobre la ciencia, tecnología e innovación en la República Bolivariana de Venezuela y aquella que desde otros ámbitos nacionales resulte de interés para el país, con fines comparativos y de interrelación y participación del sector público.

Asimismo se estima en el ejercicio fiscal 2010, ejecutar los siguientes proyectos:

- Programa de Promoción a la Investigación
- Fortalecimiento y Seguimiento del Sistema Nacional de Ciencia, Tecnología, Innovación e Industrias Intermedias

El presupuesto de ingresos y gastos del ente asciende a la suma de Bs. 25.325.000, de los cuales se contempla un monto de Bs. 15.079.727 para los Proyectos y Bs. 9.920.273 para las Acciones Centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**25.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**25.000.000**
Del sector público	25.000.000
Transferencias corrientes internas recibidas del sector público	25.000.000
De la República	25.000.000
INGRESOS DE CAPITAL	**325.000**
RECURSOS PROPIOS DE CAPITAL	**325.000**
Incremento de la depreciación y amortización acumuladas	325.000
TOTAL RECURSOS	**25.325.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**23.466.903**
GASTOS DE CONSUMO	**23.354.903**
Remuneraciones	17.197.160
Sueldos, salarios y otras retribuciones	3.185.693
Beneficios y complementos de sueldos y salarios	7.675.264
Aportes patronales	645.780
Prestaciones sociales y otras indemnizaciones	1.755.540
Asistencia socioeconómica	3.394.103
Otros gastos de personal	540.780
Compra de Bienes y servicios	5.161.347
Bienes de consumo	1.822.650
Servicios no personales	3.338.697
Impuestos indirectos	671.396
Depreciación y amortización	325.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**112.000**
Al sector privado	112.000
Transferencias corrientes al sector privado	112.000
Directas a personas	112.000
Jubilaciones y otros beneficios asociados	112.000
GASTOS DE CAPITAL	**873.601**
INVERSIÓN REAL DIRECTA	**873.601**
Formación Bruta de Capital Fijo	873.601
Maquinaria, equipos y otros bienes muebles	873.601

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**984.496**
DISMINUCIÓN DE PASIVOS	**984.496**
Disminución de cuentas y efectos por pagar	984.496
Disminución de cuentas y efectos por pagar a corto plazo	984.496
Disminución de aportes patronales y retenciones laborales por pagar	984.496
TOTAL GASTOS	**25.325.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107866	Programa de Promoción a la Investigación	Subvención			6.938		888.360			888.360
107906	Fortalecimiento y seguimiento del Sistema Nacional de Ciencia, Tecnología, Innovación e Industrias Intermedias	Publicación			4		14.191.367			14.191.367
	TOTAL						**15.079.727**			**15.079.727**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.228.731			6.228.731
02	Gestión Administrativa		3.579.542		325.000	3.904.542
03	Previsión y Protección Social		112.000			112.000
	TOTAL		**9.920.273**		**325.000**	**10.245.273**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**37**	**28**	**10**	**75**	**1.917.925**		**1.917.925**
Directivo	7	5		12	517.116		517.116
Profesional y Técnico	20	14	10	44	1.145.945		1.145.945
Personal Administrativo	10	9		19	254.864		254.864
Personal Contratado	**23**	**10**		**33**	**957.768**		**957.768**
Personal Administrativo	23	10		33	957.768		957.768
TOTAL	**60**	**38**	**10**	**108**	**2.875.693**		**2.875.693**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**2**		**2**	**112.000**
Empleados	2		2	112.000
TOTAL	**2**		**2**	**112.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	17.197.160
4.02	Materiales, suministros y mercancías	1.822.650
4.03	Servicios no personales	4.010.093
4.04	Activos reales	873.601
4.07	Transferencias y donaciones	112.000
4.08	Otros gastos	325.000
4.11	Disminución de pasivos	984.496
	TOTAL	**25.325.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**25.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	25.000.000
Del sector público	25.000.000
Transferencias corrientes internas recibidas del sector público	25.000.000
De la República	25.000.000
Recursos Ordinarios	17.000.000
Gestión Fiscal	8.000.000
B. GASTOS CORRIENTES	**23.466.903**
GASTOS DE CONSUMO	23.354.903
Remuneraciones	17.197.160
Sueldos, salarios y otras retribuciones	3.185.693
Beneficios y complementos de sueldos y salarios	7.675.264
Aportes patronales	645.780
Prestaciones sociales y otras indemnizaciones	1.755.540
Asistencia socioeconómica	3.394.103
Otros gastos de personal	540.780
Compra de Bienes y servicios	5.161.347
Bienes de consumo	1.822.650
Servicios no personales	3.338.697
Impuestos indirectos	671.396
Depreciación y amortización	325.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	112.000
Al sector privado	112.000
Transferencias corrientes al sector privado	112.000
Directas a personas	112.000
Jubilaciones y otros beneficios asociados	112.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.533.097**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.858.097**
RECURSOS PROPIOS DE CAPITAL	1.858.097
Ahorro/ Desahorro en Cuenta Corriente	1.533.097
Incremento de la depreciación y amortización acumuladas	325.000
B. GASTOS DE CAPITAL	**873.601**
INVERSIÓN REAL DIRECTA	873.601
Formación Bruta de Capital Fijo	873.601
Maquinaria, equipos y otros bienes muebles	873.601
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**984.496**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**984.496**
SUPERÁVIT FINANCIERO	984.496
B. APLICACIONES FINANCIERAS	**984.496**
DISMINUCION DE PASIVOS	984.496
Disminución de cuentas y efectos por pagar	984.496
Disminución de cuentas y efectos por pagar a corto plazo	984.496
Disminución de aportes patronales y retenciones laborales por pagar	984.496

A0209
Centro Nacional
de Tecnología de la Información
(CNTI)

CENTRO NACIONAL DE TECNOLOGÍA DE LA INFORMACIÓN (CNTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Centro Nacional de Tecnología de Información (CNTI), tiene previsto para el ejercicio fiscal 2010 continuar con los esfuerzos que en materia de tecnología de información se desarrollen en el sector Gobierno y en las Comunidades Organizadas, con el fin de contribuir a la eficiencia y efectividad del Estado en la construcción del nuevo modelo socialista de desarrollo, el cual se expresa en los siguientes proyectos:

- Herramientas y Servicios de Operación Base en tecnologías de información libres.
- Plataforma y Servicios de Gobierno Participativo basado en tecnologías de información.
- Sistema para la generación de aplicaciones basado en tecnologías libres: "Altagracia".

La política a seguir en lo referente a la ejecución de proyectos está orientada hacia la obtención de recursos de diversas fuentes de financiamiento, tales como: Transferencias de la República a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; el Fondo Nacional del Desarrollo, S.A. (FONDENSA) y el Fideicomiso Petrolero Uruguayo.

Para el ejercicio fiscal 2010, el Presupuesto de Ingresos y Gastos del Centro Nacional de Tecnología de Información (CNTI) asciende a un monto de Bs. 66.517.235, de los cuales Bs. 46.000.000, son provenientes de las transferencias del Ejecutivo Nacional (donde Bs. 26.000.000 provienen de Recursos Ordinarios y Bs. 20.000.000 de Gestión Fiscal), Bs. 800.000 corresponden a intereses estimados por depósitos bancarios y las fuentes financieras se calculan en Bs. 4.061.846, conformada por las disponibilidades de caja; adicionalmente, se estiman recursos provenientes del Fondo de Desarrollo Social, S.A. (FONDEN), por Bs. 10.693.783 y del Fideicomiso Petrolero Uruguay a través de Petróleos de Venezuela, S.A. por Bs. 4.961.606.

Los gastos corrientes se proyectan en un monto de Bs. 63.420.622 y los gastos de inversión en Bs. 3.096.613.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**62.455.389**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**61.655.389**
Del sector público	61.655.389
Transferencias corrientes internas recibidas del sector público	61.655.389
De la República	46.000.000
De los entes descentralizados con fines empresariales petroleros	4.961.606
De los entes descentralizados financieros no bancarios	10.693.783
INGRESOS DE LA PROPIEDAD	**800.000**
Intereses	800.000
Intereses internos	800.000
Intereses por depósitos	800.000
FUENTES DE FINANCIAMIENTO	**4.061.846**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.061.846**
Disminución de otros activos financieros	4.061.846
Disminución de disponibilidades	4.061.846
Disminución de Bancos	4.061.846
TOTAL RECURSOS	**66.517.235**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**63.420.622**
GASTOS DE CONSUMO	**63.300.622**
Remuneraciones	39.677.511
Sueldos, salarios y otras retribuciones	11.931.364
Beneficios y complementos de sueldos y salarios	15.478.055
Aportes patronales	1.709.028
Prestaciones sociales y otras indemnizaciones	3.424.692
Asistencia socioeconómica	7.134.372
Compra de Bienes y servicios	21.858.157
Bienes de consumo	1.064.713
Servicios no personales	20.793.444
Impuestos indirectos	1.764.954
TRANSFERENCIAS Y DONACIONES CORRIENTES	**120.000**
Al sector privado	120.000
Transferencias corrientes al sector privado	120.000
Directas a personas	120.000
Jubilaciones y otros beneficios asociados	120.000
GASTOS DE CAPITAL	**3.096.613**
INVERSIÓN REAL DIRECTA	**3.096.613**
Formación Bruta de Capital Fijo	3.096.613
Maquinaria, equipos y otros bienes muebles	3.096.613
TOTAL GASTOS	**66.517.235**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107802	Sistema para la Generación de Aplicaciones Basado en Tecnologías Libres: Altagracia.	Aplicación			1				4.961.606	4.961.606
108058	Herramientas y Servicios de Operación Base en Tecnologías de Información Libres	Recurso			5		11.720.861			11.720.861
108072	Plataforma y Servicios de Gobierno Participativo basado en Tecnologías de Información Libres	Recurso			7	2.821.139	13.648.171		10.693.783	27.163.093
TOTAL						**2.821.139**	**25.369.032**		**15.655.389**	**43.845.560**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	614.329	14.261.165			14.875.494
02	Gestión Administrativa	1.426.378	6.249.803			7.676.181
03	Previsión y Protección Social		120.000			120.000
TOTAL		**2.040.707**	**20.630.968**			**22.671.675**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**119**	**111**	**19**	**249**	**9.770.864**	**1.118.628**	**10.889.492**
Directivo	19	23	4	46	2.970.180	102.730	3.072.910
Profesional y Técnico	77	75	11	163	5.860.368	879.059	6.739.427
Personal Administrativo	20	4	4	28	727.860	109.179	837.039
Obrero	3	9		12	212.456	27.660	240.116
Personal Contratado	**3**	**6**	**36**	**45**	**2.082.420**		**2.082.420**
Profesional y Técnico	3	6	36	45	2.082.420		2.082.420
TOTAL	**122**	**117**	**55**	**294**	**11.853.284**	**1.118.628**	**12.971.912**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**	**1**	**2**	**120.000**
Empleados	1	1	2	120.000
TOTAL	**1**	**1**	**2**	**120.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	39.677.511
4.02	Materiales, suministros y mercancías	1.064.713
4.03	Servicios no personales	22.558.398
4.04	Activos reales	3.096.613
4.07	Transferencias y donaciones	120.000
	TOTAL	**66.517.235**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**62.455.389**
TRANSFERENCIAS Y DONACIONES CORRIENTES	61.655.389
Del sector público	61.655.389
Transferencias corrientes internas recibidas del sector público	61.655.389
De la República	46.000.000
Recursos Ordinarios	26.000.000
Gestión Fiscal	20.000.000
De los entes descentralizados con fines empresariales petroleros	4.961.606
Petróleos de Venezuela (PDVSA)	
De los entes descentralizados financieros no bancarios	10.693.783
Fondo Nacional de Desarrollo, S.A. (FONDENSA)	
INGRESOS DE LA PROPIEDAD	800.000
Intereses	800.000
Intereses internos	800.000
Intereses por depósitos	800.000
B. GASTOS CORRIENTES	**63.420.622**
GASTOS DE CONSUMO	63.300.622
Remuneraciones	39.677.511
Sueldos, salarios y otras retribuciones	11.931.364
Beneficios y complementos de sueldos y salarios	15.478.055
Aportes patronales	1.709.028
Prestaciones sociales y otras indemnizaciones	3.424.692
Asistencia socioeconómica	7.134.372
Compra de Bienes y servicios	21.858.157
Bienes de consumo	1.064.713
Servicios no personales	20.793.444
Impuestos indirectos	1.764.954
TRANSFERENCIAS Y DONACIONES CORRIENTES	120.000
Al sector privado	120.000
Transferencias corrientes al sector privado	120.000
Directas a personas	120.000
Jubilaciones y otros beneficios asociados	120.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(965.233)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(965.233)**
RECURSOS PROPIOS DE CAPITAL	(965.233)
Ahorro/ Desahorro en Cuenta Corriente	(965.233)
B. GASTOS DE CAPITAL	**3.096.613**
INVERSIÓN REAL DIRECTA	3.096.613
Formación Bruta de Capital Fijo	3.096.613
Maquinaria, equipos y otros bienes muebles	3.096.613
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(4.061.846)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.061.846**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.061.846
Disminución de otros activos financieros	4.061.846
Disminución de disponibilidades	4.061.846
Disminución de Bancos	4.061.846
B. APLICACIONES FINANCIERAS	**4.061.846**
DÉFICIT FINANCIERO	4.061.846

A0303

Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Tiene como misión innovar y desarrollar soluciones tecnológicas para las necesidades de los diferentes actores del sistema agroproductivo, a fin de fortalecer la seguridad alimentaria a través de la investigación, acompañamiento, formación y transferencia tecnológica con énfasis en los procesos agroindustriales. Todo ello alineado a las directrices del Plan de Desarrollo Económico y Social de la Nación 2007-2013. Proyecto Nacional Simón Bolívar, en concordancia con el Plan Nacional de Ciencia Tecnología e Innovación.

En este sentido prevé la ejecución de 2 proyectos que son:

- Fortalecimiento del modelo de producción social a través de asistencia técnica, capacitación, acompañamiento y transferencia de tecnología en la instalación, puesta en marcha y desarrollo de las Empresas y Unidades de Producción Socialistas auspiciadas por el Estado

- Investigación y desarrollo de tecnologías propias (soberanía tecno- científica) para la transformación de materia prima nacional.

Para el ejercicio fiscal 2010 el Ente contempla ejecutar un presupuesto de ingresos y gastos, por la cantidad de Bs. 15.335.502, distribuyéndolos de la siguiente manera: para los proyectos un monto de Bs. 7.879.680 y destina para las acciones centralizadas un monto de Bs. 7.455.822.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**14.207.761**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.207.761
Venta de servicios	1.207.761
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.000.000
Del sector público	13.000.000
Transferencias corrientes internas recibidas del sector público	13.000.000
De la República	13.000.000
INGRESOS DE CAPITAL	**500.000**
RECURSOS PROPIOS DE CAPITAL	**500.000**
Incremento de la depreciación y amortización acumuladas	500.000
FUENTES DE FINANCIAMIENTO	**627.741**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**627.741**
Disminución de otros activos financieros	627.741
Disminución de disponibilidades	627.741
Disminución de Bancos	427.741
Disminución de cuentas por cobrar a corto plazo	200.000
Disminución de cuentas comerciales por cobrar a corto plazo	200.000
TOTAL RECURSOS	**15.335.502**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.794.602**
GASTOS DE CONSUMO	14.305.570
Remuneraciones	9.590.219
Sueldos, salarios y otras retribuciones	3.703.596
Beneficios y complementos de sueldos y salarios	2.728.567
Aportes patronales	370.116
Prestaciones sociales y otras indemnizaciones	626.404
Asistencia socioeconómica	2.161.536
Compra de Bienes y servicios	4.215.351
Bienes de consumo	1.468.737
Servicios no personales	2.746.614
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	489.032
Al sector privado	489.032
Transferencias corrientes al sector privado	482.532
Directas a personas	482.532
Jubilaciones y otros beneficios asociados	482.532
Donaciones corrientes al sector privado	6.500
Donaciones a personas	3.000
Donaciones a instituciones sin fines de lucro	3.500
GASTOS DE CAPITAL	**510.900**
INVERSIÓN REAL DIRECTA	**510.900**
Formación Bruta de Capital Fijo	510.900
Maquinaria, equipos y otros bienes muebles	510.900

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**30.000**
DISMINUCIÓN DE PASIVOS	**30.000**
Disminución de cuentas y efectos por pagar	30.000
Disminución de cuentas y efectos por pagar a corto plazo	30.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	30.000
TOTAL GASTOS	15.335.502

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
107835	Fortalecimiento del Modelo de Producción Social a través de Asistencia Técnica, Capacitación, Acompañamiento y Transferencia de Tecnología en la Instalación, puesta en Marcha y Desarrollo de las Empresas y Unidades de Producción Socialistas Auspiciadas por el Estado.	Planta			5		4.534.521			4.534.521
108116	Investigación y Desarrollo de Tecnologías Propias (Soberanía Tecno- Científica) para la Transformación de Materia Prima Nacional.	Tecnología			4		3.345.159			3.345.159
	TOTAL						**7.879.680**			**7.879.680**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.456.416			4.456.416
02	Gestión Administrativa	1.207.761	663.904		645.209	2.516.874
03	Previsión y Protección Social				482.532	482.532
	TOTAL	**1.207.761**	**5.120.320**		**1.127.741**	**7.455.822**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**66**	**61**		**127**	**3.172.682**		**3.172.682**
Directivo		2		2	102.517		102.517
Profesional y Técnico	46	28		74	1.985.476		1.985.476
Personal Administrativo	8	11		19	353.280		353.280
Personal de Investigación	7	5		12	430.559		430.559
Obrero	5	15		20	300.850		300.850
Personal Contratado	**1**	**22**		**23**	**485.914**		**485.914**
Profesional y Técnico	1	19		20	451.387		451.387
Obrero		3		3	34.527		34.527
TOTAL	**67**	**83**		**150**	**3.658.596**		**3.658.596**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**6**	**6**	**12**	**482.532**
Empleados	6	6	12	482.532
TOTAL	**6**	**6**	**12**	**482.532**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	9.590.219
4.02	Materiales, suministros y mercancías	1.468.737
4.03	Servicios no personales	2.746.614
4.04	Activos reales	510.900
4.07	Transferencias y donaciones	489.032
4.08	Otros gastos	500.000
4.11	Disminución de pasivos	30.000
	TOTAL	**15.335.502**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**14.207.761**
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.000.000
Del sector público	13.000.000
Transferencias corrientes internas recibidas del sector público	13.000.000
De la República	13.000.000
Recursos Ordinarios	10.000.000
Gestión Fiscal	3.000.000
Ingresos por la venta de bienes y servicios de la administración pública	1.207.761
Venta de servicios	1.207.761
B. GASTOS CORRIENTES	**14.794.602**
GASTOS DE CONSUMO	14.305.570
Remuneraciones	9.590.219
Sueldos, salarios y otras retribuciones	3.703.596
Beneficios y complementos de sueldos y salarios	2.728.567
Aportes patronales	370.116
Prestaciones sociales y otras indemnizaciones	626.404
Asistencia socioeconómica	2.161.536
Compra de Bienes y servicios	4.215.351
Bienes de consumo	1.468.737
Servicios no personales	2.746.614
Depreciación y amortización	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	489.032
Al sector privado	489.032
Transferencias corrientes al sector privado	482.532
Directas a personas	482.532
Jubilaciones y otros beneficios asociados	482.532
Donaciones corrientes al sector privado	6.500
Donaciones a personas	3.000
Donaciones a instituciones sin fines de lucro	3.500
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(586.841)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(86.841)**
RECURSOS PROPIOS DE CAPITAL	(86.841)
Ahorro/ Desahorro en Cuenta Corriente	(586.841)
Incremento de la depreciación y amortización acumuladas	500.000
B. GASTOS DE CAPITAL	**510.900**
INVERSIÓN REAL DIRECTA	510.900
Formación Bruta de Capital Fijo	510.900
Maquinaria, equipos y otros bienes muebles	510.900
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(597.741)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**627.741**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	627.741
Disminución de otros activos financieros	627.741
Disminución de disponibilidades	427.741
Disminución de Bancos	427.741
Disminución de cuentas por cobrar a corto plazo	200.000
Disminución de cuentas comerciales por cobrar a corto plazo	200.000
B. APLICACIONES FINANCIERAS	**627.741**
DISMINUCION DE PASIVOS	30.000
Disminución de cuentas y efectos por pagar	30.000
Disminución de cuentas y efectos por pagar a corto plazo	30.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	30.000
DÉFICIT FINANCIERO	597.741

A0313
Fundación Instituto
de Estudios Avanzados
(IDEA)

FUNDACIÓN INSTITUTO DE ESTUDIOS AVANZADOS (IDEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Instituto de Estudios Avanzados (IDEA), fue creada el 15 de noviembre de 1979. Desde su inicio, en el campus se realizan investigaciones en biología humana, específicamente en neurología y genética. Recientemente, se crearon Unidades de investigación en genómica, en biotecnología de plantas, en biotecnología aplicada al petróleo, al ambiente y a los recursos naturales en bioética y bioseguridad.

La visión de IDEA es constituirse en un Instituto de referencia nacional e internacional en biotecnología y áreas afines a la biología. Su orientación debe ser la búsqueda de la excelencia científica y académica, promoviendo el carácter competitivo e innovador en dichas áreas. Así mismo, fomentar la generación de conocimientos en bioética y bioseguridad con el propósito de preservar la biodiversidad y mejorar la percepción pública sobre los productos, procesos y servicios de la bioindustria.

La misión de IDEA es organizar, coordinar y crear espacios que concentren a grupos de investigadores, con el propósito de desarrollar programas y proyectos de investigación e innovación en el área de las ciencias biológicas y afines. Ello facilitará el flujo de conocimientos relacionados con la biotecnología, la bioética y la bioseguridad, para mejorar la calidad de vida, preservar la biodiversidad y contribuir con el progreso del país y de la región.

El IDEA es la ciudadela de la innovación en Ciencias de la Vida y la Salud; cuenta con laboratorios espaciosos y bien diseñados, en un ambiente agradable y tranquilo. Además, posee un Centro de Convenciones con amplios salones de conferencias, y auditórium con facilidades de hospedaje y alimentación.

La Fundación IDEA, formula su presupuesto según la cuota aprobada por un monto de Bs. 41.000.000; correspondiendo Bs. 15.839.638 a dos (2) Proyectos lo que representa el 38,63% y Bs. 25.160.362 a las Acciones Centralizada lo que constituye el 61,37%.

En tal sentido el Presupuesto 2010 estará orientado a cubrir:

Gastos de personal: se mantienen los lineamientos gubernamentales en el sentido de incluir las asignaciones presupuestarias para financiar la recurrencia del salario mínimo, tanto de los trabajadores activos, como los pensionados y jubilados, las prestaciones sociales de antigüedad de los trabajadores y demás compromisos laborales. El monto de la partida asciende de Bs. 35.645.778.

Servicios no personales: la asignación prevista es Bs. 5.104.936 orientados al pago de alquiler de transporte, servicios básicos, servicios de profesionales y técnicos, servicios de esparcimiento, impuestos y comisiones por servicios para cumplir con beneficios sociales; así como garantizar el servicio de comedor a los empleados de la Fundación.

Transferencias y donaciones: esta partida se presenta con un monto de Bs. 2.441.802 para cubrir el pago de pensionados y jubilados.

Otros gastos de instituciones descentralizadas: contempla la estimación de la depreciación del año Bs. 1.430.000.

Disminución de pasivos: se le fijo una asignación para e atender el pago de deudas por Bs. 340.000.

Debido a la naturaleza de la labor de IDEA es casi imposible precisar, la cobertura que tendrá la investigación científica y teórica, ya que sus objetivos son en su mayoría a mediano y largo plazo.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**42.566.672**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.566.672
Venta de servicios	1.566.672
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.000.000
Del sector público	41.000.000
Transferencias corrientes internas recibidas del sector público	41.000.000
De la República	41.000.000
INGRESOS DE CAPITAL	**1.430.000**
RECURSOS PROPIOS DE CAPITAL	1.430.000
Incremento de la depreciación y amortización acumuladas	1.430.000
FUENTES DE FINANCIAMIENTO	**965.844**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	965.844
Disminución de otros activos financieros	965.844
Disminución de disponibilidades	765.844
Disminución de Bancos	765.844
Disminución de cuentas por cobrar a corto plazo	200.000
Disminución de cuentas comerciales por cobrar a corto plazo	200.000
TOTAL RECURSOS	**44.962.516**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**44.622.516**
GASTOS DE CONSUMO	42.180.714
Remuneraciones	35.645.778
Sueldos, salarios y otras retribuciones	7.122.880
Beneficios y complementos de sueldos y salarios	11.279.722
Aportes patronales	2.355.740
Prestaciones sociales y otras indemnizaciones	3.386.540
Asistencia socioeconómica	9.157.096
Otros gastos de personal	2.343.800
Compra de Bienes y servicios	5.104.936
Servicios no personales	5.104.936
Depreciación y amortización	1.430.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.441.802
Al sector privado	2.441.802
Transferencias corrientes al sector privado	2.441.802
Directas a personas	2.441.802
Jubilaciones y otros beneficios asociados	2.441.802
APLICACIONES FINANCIERAS	**340.000**
DISMINUCIÓN DE PASIVOS	340.000
Disminución de cuentas y efectos por pagar	340.000
Disminución de cuentas y efectos por pagar a corto plazo	340.000
Disminución cuentas por pagar a proveedores a corto plazo	340.000
TOTAL GASTOS	**44.962.516**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108102	Investigación, Desarrollo e Innovación de Biotecnologías y Tecnologías no Convencionales en las Áreas Estratégicas de Salud, Agroalimentación, Energía y Ambiente.	Tecnología			18	14.273	13.834.868			13.849.141
108106	Estudio de los Procesos Sociales, Económicos y Políticos Nacionales y Generación de Capacidades y Talento para la Investigación, el Desarrollo Tecnológico y la Innovación.	Investigación			14		2.004.770			2.004.770
	TOTAL					14.273	15.839.638			15.853.911

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		22.718.560		250.243	22.968.803
02	Gestión Administrativa	1.552.400			2.145.600	3.698.000
03	Previsión y Protección Social		2.441.802			2.441.802
	TOTAL	1.552.400	25.160.362		2.395.843	29.108.605

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**194**	**185**		**379**	**7.038.480**	**5.258.796**	**12.297.276**
Directivo	2	10		12	597.042	489.392	1.086.434
Profesional y Técnico	40	43		83	882.533	787.410	1.669.943
Personal Administrativo	64	34		98	1.167.703	1.064.115	2.231.818
Personal de Investigación	78	50		128	3.637.486	2.348.523	5.986.009
Obrero	10	48		58	753.716	569.356	1.323.072
TOTAL	194	185		379	7.038.480	5.258.796	12.297.276

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**14**	**11**	**25**	**1.758.138**
Empleados	14	11	25	1.758.138
Jubilados	**5**	**10**	**15**	**683.664**
Obreros	5	10	15	683.664
TOTAL	19	21	40	2.441.802

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	35.645.778
4.03	Servicios no personales	5.104.936
4.07	Transferencias y donaciones	2.441.802
4.08	Otros gastos	1.430.000
4.11	Disminución de pasivos	340.000
	TOTAL	44.962.516

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**42.566.672**
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.000.000
Del sector público	41.000.000
Transferencias corrientes internas recibidas del sector público	41.000.000
De la República	41.000.000
Recursos Ordinarios	31.000.000
Gestión Fiscal	10.000.000
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	1.566.672
Venta de servicios	1.566.672
B. GASTOS CORRIENTES	**44.622.516**
GASTOS DE CONSUMO	42.180.714
Remuneraciones	35.645.778
Sueldos, salarios y otras retribuciones	7.122.880
Beneficios y complementos de sueldos y salarios	11.279.722
Aportes patronales	2.355.740
Prestaciones sociales y otras indemnizaciones	3.386.540
Asistencia socioeconómica	9.157.096
Otros gastos de personal	2.343.800
Compra de Bienes y servicios	5.104.936
Servicios no personales	5.104.936
Depreciación y amortización	1.430.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.441.802
Al sector privado	2.441.802
Transferencias corrientes al sector privado	2.441.802
Directas a personas	2.441.802
Jubilaciones y otros beneficios asociados	2.441.802
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(2.055.844)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(625.844)**
RECURSOS PROPIOS DE CAPITAL	(625.844)
Ahorro/ Desahorro en Cuenta Corriente	(2.055.844)
Incremento de la depreciación y amortización acumuladas	1.430.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(625.844)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**965.844**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	965.844
Disminución de otros activos financieros	965.844
Disminución de disponibilidades	765.844
Disminución de Bancos	765.844
Disminución de cuentas por cobrar a corto plazo	200.000
Disminución de cuentas comerciales por cobrar a corto plazo	200.000
B. APLICACIONES FINANCIERAS	**965.844**
DISMINUCIÓN DE PASIVOS	340.000
Disminución de cuentas y efectos por pagar	340.000
Disminución de cuentas y efectos por pagar a corto plazo	340.000
Disminución cuentas por pagar a proveedores a corto plazo	340.000
DÉFICIT FINANCIERO	625.844

A0314

Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Anzoátegui
(Fundacite-Anzoátegui)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ANZOÁTEGUI (FUNDACITE ANZOÁTEGUI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite Anzoátegui), institución sin fines de lucro, constituida por el Ministerio del Poder Popular para Ciencia y la Tecnología, según Decreto N° 1.763 de fecha 01 de agosto de 1.991, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.769 de fecha 05 de agosto de 1991, a los fines de impulsar, garantizar y promover el desarrollo de las políticas, planes y proyectos del Ejecutivo Nacional en materia de ciencia y tecnología en el Estado Anzoátegui, a través del financiamiento de proyectos que impliquen la promoción y utilización del conocimiento científico de la zona, en el desarrollo y mejoramiento de la calidad de vida de los habitantes del Estado, estimulando así, la participación de las instituciones públicas y privadas.

POLÍTICA DE FINANCIAMIENTO

A fin de cumplir con sus objetivos, la Fundación, ha formulado un presupuesto de ingresos por un monto de Bs. 11.367.274 conformado por las siguientes fuentes: Bs. 2.179.698 por los aportes del Ejecutivo Nacional a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; Bs. 2.300.000, por transferencias del Ejecutivo Estadal; Bs. 592.350, por incremento de la depreciación acumulada, y Bs. 6.295.226, por disminución de caja y bancos.

POLÍTICA DE GASTOS

Fundacite Anzoátegui, en aras de contribuir con una patria nueva y socialista ha previsto para el año 2010, la ejecución de dos (02) proyectos enmarcados en el Plan Nacional de Ciencia y Tecnología e Innovación del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; enfocados al fortalecimiento de las redes socialistas de innovación productiva del Estado, a los fines de impulsar la generación de bienes y servicios destinados a la satisfacción de las necesidades básicas del pueblo, en el marco del nuevo modelo de producción socialista; promover el desarrollo de capacidades de gestión de los actores del Sistema Estadal de Ciencia, Tecnología e Innovación, mediante actividades de coordinación y articulación de esfuerzos y fortalecimientos para generar respuestas a los requerimientos del sector productivo y a las necesidades de las comunidades; lograr la articulación e integración de los actores del Sistema Estadal de Ciencia, Tecnología e Innovación con otros actores locales y nacionales; la construcción de alianzas públicas y privadas que conlleven a generar capacidades en investigación, desarrollo e innovación para darle respuesta a las necesidades básicas de las comunidades y poder ejecutar las políticas emitidas por el órgano de adscripción.

En este sentido, se orientaron Bs. 5.097.847, para el financiamiento de los siguientes proyectos: Acompañamiento científico tecnológico a las redes socialistas de innovación productiva del Estado Anzoátegui, por un monto estimado de Bs. 2.269.212, y al Fortalecimiento de los actores del Sistema Estadal de Ciencia, Tecnología e Innovación, para incrementar su capacidad de gestión, Bs. 2.828.635. Igualmente, se estimaron gastos para las acciones centralizadas por Bs. 6.269.427, los cuales servirán para dar apoyo al logro de los objetivos y metas planteadas en los proyectos antes mencionados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.479.698**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.479.698
Del sector público	4.479.698
Transferencias corrientes internas recibidas del sector público	4.479.698
De la República	2.179.698
Del Poder Estadal	2.300.000
INGRESOS DE CAPITAL	**592.350**
RECURSOS PROPIOS DE CAPITAL	**592.350**
Incremento de la depreciación y amortización acumuladas	592.350
FUENTES DE FINANCIAMIENTO	**6.295.226**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**6.295.226**
Disminución de otros activos financieros	6.295.226
Disminución de disponibilidades	6.295.226
Disminución de Bancos	6.295.226
TOTAL RECURSOS	**11.367.274**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**8.787.274**
GASTOS DE CONSUMO	5.580.120
Remuneraciones	3.206.686
Sueldos, salarios y otras retribuciones	1.068.107
Beneficios y complementos de sueldos y salarios	1.493.327
Aportes patronales	108.934
Prestaciones sociales y otras indemnizaciones	380.604
Asistencia socioeconómica	155.714
Compra de Bienes y servicios	1.781.084
Bienes de consumo	197.282
Servicios no personales	1.583.802
Depreciación y amortización	592.350
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.207.154
Al sector privado	3.207.154
Transferencias corrientes al sector privado	3.207.154
Directas a personas	952.154
Otras transferencias directas a personas	952.154
Otras transferencias corrientes internas al sector privado	2.255.000
GASTOS DE CAPITAL	**2.580.000**
INVERSIÓN REAL DIRECTA	**2.580.000**
Formación Bruta de Capital Fijo	2.580.000
Maquinaria, equipos y otros bienes muebles	280.000
Construcciones de bienes de dominio privado	2.300.000
TOTAL GASTOS	**11.367.274**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
107891	Acompañamiento científico tecnológico a las Redes Socialistas de Innovación Productiva del estado Anzoátegui	Redes Fortalecidas			18		686.512		1.582.700	2.269.212
107992	Fortalecimiento de los actores del Sistema Estadal de Ciencia, Tecnología e Innovación (SECTI) para incrementar su capacidad de gestión	Financiamiento			2.065		819.786		2.008.849	2.828.635
TOTAL							**1.506.298**		**3.591.549**	**5.097.847**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		638.400		1.174.593	1.812.993
02	Gestión Administrativa		35.000		4.421.434	4.456.434
TOTAL			**673.400**		**5.596.027**	**6.269.427**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**18**	**10**	**2**	**30**	**588.198**		**588.198**
Directivo	1			1	36.215		36.215
Profesional y Técnico	12	5	2	19	431.472		431.472
Personal Administrativo	3			3	39.948		39.948
Obrero	2	5		7	80.563		80.563
Personal Contratado	**6**	**8**	**3**	**17**	**317.309**		**317.309**
Profesional y Técnico	5	7	2	14	288.812		288.812
Personal Administrativo	1	1		2	27.397		27.397
Obrero			1	1	1.100		1.100
TOTAL	**24**	**18**	**5**	**47**	**905.507**		**905.507**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.206.686
4.02	Materiales, suministros y mercancías	197.282
4.03	Servicios no personales	1.583.802
4.04	Activos reales	2.580.000
4.07	Transferencias y donaciones	3.207.154
4.08	Otros gastos	592.350
	TOTAL	**11.367.274**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.479.698**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.479.698
Del sector público	4.479.698
Transferencias corrientes internas recibidas del sector público	4.479.698
De la República	2.179.698
Recursos Ordinarios	2.179.698
Del Poder Estadal	2.300.000
B. GASTOS CORRIENTES	**8.787.274**
GASTOS DE CONSUMO	5.580.120
Remuneraciones	3.206.686
Sueldos, salarios y otras retribuciones	1.068.107
Beneficios y complementos de sueldos y salarios	1.493.327
Aportes patronales	108.934
Prestaciones sociales y otras indemnizaciones	380.604
Asistencia socioeconómica	155.714
Compra de Bienes y servicios	1.781.084
Bienes de consumo	197.282
Servicios no personales	1.583.802
Depreciación y amortización	592.350
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.207.154
Al sector privado	3.207.154
Transferencias corrientes al sector privado	3.207.154
Directas a personas	952.154
Otras transferencias directas a personas	952.154
Otras transferencias corrientes internas al sector privado	2.255.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(4.307.576)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(3.715.226)**
RECURSOS PROPIOS DE CAPITAL	(3.715.226)
Ahorro/ Desahorro en Cuenta Corriente	(4.307.576)
Incremento de la depreciación y amortización acumuladas	592.350
B. GASTOS DE CAPITAL	**2.580.000**
INVERSIÓN REAL DIRECTA	2.580.000
Formación Bruta de Capital Fijo	2.580.000
Maquinaria, equipos y otros bienes muebles	280.000
Construcciones de bienes de dominio privado	2.300.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(6.295.226)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**6.295.226**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	6.295.226
Disminución de otros activos financieros	6.295.226
Disminución de disponibilidades	6.295.226
Disminución de Bancos	6.295.226
B. APLICACIONES FINANCIERAS	**6.295.226**
DÉFICIT FINANCIERO	6.295.226

A0315

Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Aragua
(Fundacite-Aragua)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ARAGUA (FUNDACITE ARAGUA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua, fue creada mediante el Decreto Presidencial N° 375 de fecha 27 de julio de 1989, publicado en la Gaceta Oficial de la República de Venezuela N° 34.292 de fecha 28 de agosto de 1989; en el cual se establece como objetivo principal, fomentar las actividades científicas y tecnológicas con la correspondiente coordinación de los entes llamados a planificarlas y realizarlas, y estimulando la participación de los organismos públicos y privados.

POLÍTICA DE FINANCIAMIENTO

Fundacite Aragua en el ejercicio 2010, contará con recursos por Bs. 10.062.554, cuyas fuentes de financiamiento provienen del aporte de la República a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, Bs. 1.900.000; del Fondo Nacional de Ciencia, Tecnología e Innovación, en un monto de Bs. 6.000.000; Del Ejecutivo Estadal Bs. 600.000; por el incremento de la depreciación Bs. 8.000; y por disminución de las disponibilidades en bancos, Bs. 1.554.554.

POLÍTICA DE GASTOS

Los precitados recursos, serán orientados a la ejecución de los planes diseñados para el ejercicio 2010, que incluyen el desarrollo de la investigación científica y tecnológica en el marco de los objetivos estratégicos fijados por el Ejecutivo Nacional, y por ende, del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, garantizando la transferencia efectiva de tecnología a las comunidades aragüeñas, al sector industrial, al sector agropecuario, al sector público y al sector académico, con el fin de contribuir al desarrollo económico y social de la región. Asimismo, se atenderán los gastos de funcionamiento de la Fundación.

En este contexto, se impulsarán la investigación en ciencia, tecnología e innovación, con prioridad en el fortalecimiento e impulso del nuevo modelo productivo socialista en el Estado Aragua, que demandará Bs. 4.556.536; y fortalecimiento de la Ciencia, Tecnología e Innovación en dicha entidad federal, cuya asignación será de Bs. 3.528.027.

Del presupuesto de recursos total, los proyectos demandarán la cantidad de Bs. 8.084.563 y las acciones centralizadas Bs. 1.977.991.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**8.500.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**8.500.000**
Del sector Privado	6.000.000
Transferencias corrientes internas recibidas del sector privado	6.000.000
De empresas privadas	6.000.000
Del sector público	2.500.000
Transferencias corrientes internas recibidas del sector público	2.500.000
De la República	1.900.000
Del Poder Estadal	600.000
INGRESOS DE CAPITAL	**8.000**
RECURSOS PROPIOS DE CAPITAL	**8.000**
Incremento de la depreciación y amortización acumuladas	8.000
FUENTES DE FINANCIAMIENTO	**1.554.554**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.554.554**
Disminución de otros activos financieros	1.554.554
Disminución de disponibilidades	1.554.554
Disminución de Bancos	1.554.554
TOTAL RECURSOS	**10.062.554**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**9.180.567**
GASTOS DE CONSUMO	**7.649.392**
Remuneraciones	5.219.101
Sueldos, salarios y otras retribuciones	1.941.508
Beneficios y complementos de sueldos y salarios	1.674.168
Aportes patronales	148.587
Prestaciones sociales y otras indemnizaciones	619.523
Asistencia socioeconómica	835.315
Compra de Bienes y servicios	2.422.291
Bienes de consumo	1.043.881
Servicios no personales	1.378.410
Depreciación y amortización	8.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.531.175**
Al sector privado	1.486.175
Transferencias corrientes al sector privado	1.486.175
Otras transferencias corrientes internas al sector privado	1.486.175
Al sector público	45.000
Transferencias corrientes al sector público	45.000
Al Poder Municipal	45.000
GASTOS DE CAPITAL	**881.987**
INVERSIÓN REAL DIRECTA	**881.987**
Formación Bruta de Capital Fijo	881.987
Maquinaria, equipos y otros bienes muebles	881.987
TOTAL GASTOS	**10.062.554**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108134	Fortalecimiento de Redes Socialistas de Innovación Productiva del Estado Aragua	Redes Socialistas De Innovación Productiva (Rsip)			36	4.475.250	81.286			4.556.536
108144	Fortalecimiento de la Gestión Pública Bolivariana en Ciencia, Tecnología e Innovación en el Estado Aragua	Persona Capacitada			1.300	3.485.044	42.983			3.528.027
TOTAL						**7.960.294**	**124.269**			**8.084.563**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.425.731			1.425.731
02	Gestión Administrativa	202.260	350.000			552.260
TOTAL		**202.260**	**1.775.731**			**1.977.991**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**20**	**22**		**42**	**913.068**		**913.068**
Directivo		2		2	101.352		101.352
Profesional y Técnico	12	13		25	596.088		596.088
Personal Administrativo	6			6	95.400		95.400
Obrero	2	7		9	120.228		120.228
Personal Fijo a Tiempo Parcial		**1**		**1**	**14.856**		**14.856**
Profesional y Técnico		1		1	14.856		14.856
Personal Contratado	**17**	**18**		**35**	**972.984**		**972.984**
Profesional y Técnico	17	18		35	972.984		972.984
TOTAL	**37**	**41**		**78**	**1.900.908**		**1.900.908**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	5.219.101
4.02	Materiales, suministros y mercancías	1.043.881
4.03	Servicios no personales	1.378.410
4.04	Activos reales	881.987
4.07	Transferencias y donaciones	1.531.175
4.08	Otros gastos	8.000
	TOTAL	**10.062.554**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**8.500.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.500.000
Del sector Privado	6.000.000
Transferencias corrientes internas recibidas del sector privado	6.000.000
De empresas privadas	6.000.000
Del sector público	2.500.000
Transferencias corrientes internas recibidas del sector público	2.500.000
De la República	1.900.000
Recursos Ordinarios	1.900.000
Del Poder Estadal	600.000
B. GASTOS CORRIENTES	**9.180.567**
GASTOS DE CONSUMO	7.649.392
Remuneraciones	5.219.101
Sueldos, salarios y otras retribuciones	1.941.508
Beneficios y complementos de sueldos y salarios	1.674.168
Aportes patronales	148.587
Prestaciones sociales y otras indemnizaciones	619.523
Asistencia socioeconómica	835.315
Compra de Bienes y servicios	2.422.291
Bienes de consumo	1.043.881
Servicios no personales	1.378.410
Depreciación y amortización	8.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.531.175
Al sector privado	1.486.175
Transferencias corrientes al sector privado	1.486.175
Otras transferencias corrientes internas al sector privado	1.486.175
Al sector público	45.000
Transferencias corrientes al sector público	45.000
Al Poder Municipal	45.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO (DESAHORRO)	**(680.567)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(672.567)**
RECURSOS PROPIOS DE CAPITAL	(672.567)
Ahorro/ Desahorro en Cuenta Corriente	(680.567)
Incremento de la depreciación y amortización acumuladas	8.000
B. GASTOS DE CAPITAL	**881.987**
INVERSIÓN REAL DIRECTA	881.987
Formación Bruta de Capital Fijo	881.987
Maquinaria, equipos y otros bienes muebles	881.987
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.554.554)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.554.554**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.554.554
Disminución de otros activos financieros	1.554.554
Disminución de disponibilidades	1.554.554
Disminución de Bancos	1.554.554
B. APLICACIONES FINANCIERAS	**1.554.554**
DÉFICIT FINANCIERO	1.554.554

A0316

Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Carabobo
(Fundacite-Carabobo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO CARABOBO (FUNDACITE CARABOBO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Carabobo, fue creada por Decreto Ejecutivo del 1° de agosto de 1991, en el cual se establece como objetivo principal impulsar el desarrollo de la ciencia y la tecnología en el Estado Carabobo, generando la promoción y utilización del conocimiento científico y sus aplicaciones en situaciones que repercutan en el desarrollo y mejoramiento de la calidad de vida de los habitantes, estimulando la participación de los organismos públicos y privados, implementando políticas de desarrollo de ciencia, tecnología e innovación provenientes del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, y servir de enlace con instancias pertinentes del gobierno regional y local, así como, con el sector privado.

POLÍTICA DE FINANCIAMIENTO

Fundacite Carabobo en el año 2010, contará con recursos por Bs. 12.338.055, cuyas fuentes de financiamiento provienen del Fondo Nacional de Ciencia, Tecnología e Innovación, en un monto de Bs. 8.738.131; de la disminución del saldo final de bancos, Bs. 1.219.152; del aporte de la República a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, Bs. 2.080.772; y por el incremento de la depreciación acumulada, Bs. 300.000.

POLÍTICA DE GASTOS

Los precitados recursos, serán orientados a la ejecución de los proyectos planificados para el año 2010, que incluyen el desarrollo de la investigación científica y tecnológica en el marco de los Objetivos Estratégicos del Ejecutivo Nacional y por ende del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, garantizando la transferencia efectiva de tecnología a las comunidades carabobeñas, al sector industrial, al sector agropecuario, al sector público y al sector académico, con el fin de contribuir al desarrollo económico y social de la región. Asimismo, se atenderán los gastos de funcionamiento de la Fundación.

En este contexto, se impulsará la investigación en ciencia, tecnología e innovación, con prioridad en el fortalecimiento e impulso del nuevo modelo productivo socialista en el estado Carabobo, para lo cual se destinarán recursos por Bs. 6.403.246; y se generaran nuevas capacidades científicas y tecnológicas en dicha entidad federal, para lo cual se asignará la cantidad de Bs. 2.756.132.

Del presupuesto de recursos total, los proyectos demandarán la cantidad de Bs. 9.159.378 y las acciones centralizadas Bs. 3.178.677.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.818.903**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**10.818.903**
Del sector público	10.818.903
Transferencias corrientes internas recibidas del sector público	10.818.903
De la República	2.080.772
De los entes descentralizados sin fines empresariales	8.738.131
INGRESOS DE CAPITAL	**300.000**
RECURSOS PROPIOS DE CAPITAL	**300.000**
Incremento de la depreciación y amortización acumuladas	300.000
FUENTES DE FINANCIAMIENTO	**1.219.152**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.219.152**
Disminución de otros activos financieros	1.219.152
Disminución de disponibilidades	1.219.152
Disminución de Bancos	1.219.152
TOTAL RECURSOS	**12.338.055**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**10.756.461**
GASTOS DE CONSUMO	**7.643.379**
Remuneraciones	3.562.946
Sueldos, salarios y otras retribuciones	802.697
Beneficios y complementos de sueldos y salarios	1.545.108
Aportes patronales	215.412
Prestaciones sociales y otras indemnizaciones	527.100
Asistencia socioeconómica	472.629
Compra de Bienes y servicios	3.214.783
Bienes de consumo	1.203.860
Servicios no personales	2.010.923
Impuestos indirectos	565.650
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.113.082**
Al sector privado	3.113.082
Transferencias corrientes al sector privado	3.113.082
Otras transferencias corrientes internas al sector privado	3.113.082
GASTOS DE CAPITAL	**1.581.594**
INVERSIÓN REAL DIRECTA	**1.581.594**
Formación Bruta de Capital Fijo	1.581.594
Maquinaria, equipos y otros bienes muebles	1.581.594
TOTAL GASTOS	**12.338.055**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107842	Ciencia y tecnología para el fortalecimiento impulso del nuevo modelo productivo socialista en el estado Carabobo	Taller			61				6.403.246	6.403.246
107881	Generación de nuevas capacidades científicas y tecnológicas en el estado Carabobo	Curso			40		421.247		2.334.885	2.756.132
	TOTAL						**421.247**		**8.738.131**	**9.159.378**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.659.525		627.529	2.287.054
02	Gestión Administrativa				891.623	891.623
	TOTAL		**1.659.525**		**1.519.152**	**3.178.677**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**17**	**18**	**1**	**36**	**673.368**		**673.368**
Directivo	2	3	1	6	144.228		144.228
Profesional y Técnico	13	10		23	448.572		448.572
Obrero	2	5		7	80.568		80.568
Personal Contratado		**7**		**7**	**117.329**		**117.329**
Obrero		7		7	117.329		117.329
TOTAL	**17**	**25**	**1**	**43**	**790.697**		**790.697**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.562.946
4.02	Materiales, suministros y mercancías	1.203.860
4.03	Servicios no personales	2.576.573
4.04	Activos reales	1.581.594
4.07	Transferencias y donaciones	3.113.082
4.08	Otros gastos	300.000
	TOTAL	**12.338.055**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.818.903**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.818.903
Del sector público	10.818.903
Transferencias corrientes internas recibidas del sector público	10.818.903
De la República	2.080.772
Recursos Ordinarios	2.080.772
De los entes descentralizados sin fines empresariales	8.738.131
B. GASTOS CORRIENTES	**10.756.461**
GASTOS DE CONSUMO	7.643.379
Remuneraciones	3.562.946
Sueldos, salarios y otras retribuciones	802.697
Beneficios y complementos de sueldos y salarios	1.545.108
Aportes patronales	215.412
Prestaciones sociales y otras indemnizaciones	527.100
Asistencia socioeconómica	472.629
Compra de Bienes y servicios	3.214.783
Bienes de consumo	1.203.860
Servicios no personales	2.010.923
Impuestos indirectos	565.650
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.113.082
Al sector privado	3.113.082
Transferencias corrientes al sector privado	3.113.082
Otras transferencias corrientes internas al sector privado	3.113.082
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**62.442**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**362.442**
RECURSOS PROPIOS DE CAPITAL	362.442
Ahorro/ Desahorro en Cuenta Corriente	62.442
Incremento de la depreciación y amortización acumuladas	300.000
B. GASTOS DE CAPITAL	**1.581.594**
INVERSIÓN REAL DIRECTA	1.581.594
Formación Bruta de Capital Fijo	1.581.594
Maquinaria, equipos y otros bienes muebles	1.581.594
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.219.152)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.219.152**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.219.152
Disminución de otros activos financieros	1.219.152
Disminución de disponibilidades	1.219.152
Disminución de Bancos	1.219.152
B. APLICACIONES FINANCIERAS	**1.219.152**
DÉFICIT FINANCIERO	1.219.152

A0318

Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Falcón
(Fundacite-Falcón)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO FALCÓN (FUNDACITE-FALCÓN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Fundacite Falcón, fue creada mediante Decreto Presidencial N° 1.761, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.769 del 05 de agosto de 1991, cuyo propósito es representar, gestionar y coordinar las actividades que en ciencia, tecnología e innovación desarrollen el Poder Ejecutivo Nacional y Regional en el Estado Falcón.

POLÍTICA DE FINANCIAMIENTO

Fundacite-Falcón, dispondrá en el año 2010 de un presupuesto que asciende a la cantidad de Bs. 13.040.033, distribuidos de la siguiente forma: Aportes del Ministerio del Poder Popular para la Ciencia, Tecnología e Industrias Intermedias, Bs. 3.528.271, de la Gobernación del Estado Falcón, Bs. 420.000, de los Entes Descentralizados sin fines empresariales a través del Fondo Nacional de Ciencia, Tecnología e innovación Bs. 6.819.382, intereses por depósitos, Bs. 163.500, disminución de bancos, Bs. 1.788.706, disminución de cuentas por cobrar, Bs. 20.000, y por incremento de la depreciación acumulada, Bs. 300.174.

POLÍTICA DE GASTOS

Del monto total del presupuesto se destinarán Bs. 11.194.800 para la ejecución de dos (2) proyectos, los cuales se financian de la siguiente manera: la cantidad de Bs. 4.784.171, al proyecto Fortalecimiento del Sistema de Ciencia y Tecnología e Innovación del Estado Falcón y Bs. 6.410.629 a la Transferencia Tecnológica para apoyar la mejora de los procesos agroproductivos de pequeños productores del Estado Falcón.

Las acciones centralizadas de la Fundación demandarán recursos por Bs. 1.845.233, correspondiendo a la Dirección y Coordinación de los Gastos de los Trabajadores Bs. 816.180 y a la Gestión Administrativa Bs. 1.029.053.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**10.931.153**
INGRESOS DE LA PROPIEDAD	163.500
Intereses	163.500
Intereses internos	163.500
Intereses por depósitos	163.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.767.653
Del sector público	10.767.653
Transferencias corrientes internas recibidas del sector público	10.767.653
De la República	3.528.271
De los entes descentralizados sin fines empresariales	6.819.382
Del Poder Estadal	420.000
INGRESOS DE CAPITAL	**300.174**
RECURSOS PROPIOS DE CAPITAL	**300.174**
Incremento de la depreciación y amortización acumuladas	300.174
FUENTES DE FINANCIAMIENTO	**1.808.706**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.808.706**
Disminución de otros activos financieros	1.808.706
Disminución de disponibilidades	1.788.706
Disminución de Bancos	1.788.706
Disminución de cuentas por cobrar a corto plazo	20.000
Disminución de otras cuentas por cobrar a corto plazo	20.000
TOTAL RECURSOS	**13.040.033**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**11.933.743**
GASTOS DE CONSUMO	**4.758.443**
Remuneraciones	2.532.309
Sueldos, salarios y otras retribuciones	726.879
Beneficios y complementos de sueldos y salarios	285.300
Aportes patronales	126.147
Prestaciones sociales y otras indemnizaciones	193.814
Asistencia socioeconómica	243.197
Otros gastos de personal	956.972
Compra de Bienes y servicios	1.905.960
Bienes de consumo	258.415
Servicios no personales	1.647.545
Depreciación y amortización	300.174
Provisiones y otros gastos	20.000
Cuentas incobrables	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**7.175.300**
Al sector privado	7.175.300
Transferencias corrientes al sector privado	7.170.300
Otras transferencias corrientes internas al sector privado	7.170.300
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
GASTOS DE CAPITAL	**1.033.500**
INVERSIÓN REAL DIRECTA	**1.033.500**
Formación Bruta de Capital Fijo	1.033.500
Maquinaria, equipos y otros bienes muebles	1.033.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**72.790**
INVERSIÓN FINANCIERA	**72.790**
Concesión de préstamos a corto plazo	62.790
Al sector privado	62.790
Incremento de otros activos financieros	10.000
Incremento de disponibilidades	10.000
Incremento de caja	10.000
TOTAL GASTOS	13.040.033

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107924	Fortalecimiento del Sistema de Ciencia, Tecnología e Innovación del Estado Falcón	Red Social			16	245.730	1.489.461		3.048.980	4.784.171
107970	Transferencia tecnológica para apoyar la mejora de los procesos agroproductivos de pequeños productores del Estado Falcón	Proyecto / Plan			3		980.329		5.430.300	6.410.629
	TOTAL					**245.730**	**2.469.790**		**8.479.280**	**11.194.800**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	20.000	796.180			816.180
02	Gestión Administrativa	236.578	262.301		530.174	1.029.053
	TOTAL	**256.578**	**1.058.481**		**530.174**	**1.845.233**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**19**	**8**		**27**	**525.113**		**525.113**
Directivo	7	2		9	233.496		233.496
Profesional y Técnico	6	2		8	150.269		150.269
Personal Administrativo	4			4	58.404		58.404
Obrero	2	4		6	82.944		82.944
Personal Contratado	**6**	**4**		**10**	**197.226**		**197.226**
Directivo		1		1	23.140		23.140
Profesional y Técnico	6	2		8	160.262		160.262
Personal Administrativo		1		1	13.824		13.824
TOTAL	**25**	**12**		**37**	**722.339**		**722.339**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.532.309
4.02	Materiales, suministros y mercancías	258.415
4.03	Servicios no personales	1.647.545
4.04	Activos reales	1.033.500
4.05	Activos financieros	72.790
4.07	Transferencias y donaciones	7.175.300
4.08	Otros gastos	320.174
	TOTAL	**13.040.033**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**10.931.153**
TRANSFERENCIAS Y DONACIONES CORRIENTES	10.767.653
Del sector público	10.767.653
Transferencias corrientes internas recibidas del sector público	10.767.653
De la República	3.528.271
Recursos Ordinarios	3.528.271
De los entes descentralizados sin fines empresariales	6.819.382
Del Poder Estadal	420.000
INGRESOS DE LA PROPIEDAD	163.500
Intereses	163.500
Intereses internos	163.500
Intereses por depósitos	163.500
B. GASTOS CORRIENTES	**11.933.743**
GASTOS DE CONSUMO	4.758.443
Remuneraciones	2.532.309
Sueldos, salarios y otras retribuciones	726.879
Beneficios y complementos de sueldos y salarios	285.300
Aportes patronales	126.147
Prestaciones sociales y otras indemnizaciones	193.814
Asistencia socioeconómica	243.197
Otros gastos de personal	956.972
Compra de Bienes y servicios	1.905.960
Bienes de consumo	258.415
Servicios no personales	1.647.545
Depreciación y amortización	300.174
Provisiones y otros gastos	20.000
Cuentas incobrables	20.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.175.300
Al sector privado	7.175.300
Transferencias corrientes al sector privado	7.170.300
Otras transferencias corrientes internas al sector privado	7.170.300
Donaciones corrientes al sector privado	5.000
Donaciones a personas	5.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.002.590)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(702.416)**
RECURSOS PROPIOS DE CAPITAL	(702.416)
Ahorro/ Desahorro en Cuenta Corriente	(1.002.590)
Incremento de la depreciación y amortización acumuladas	300.174
B. GASTOS DE CAPITAL	**1.033.500**
INVERSIÓN REAL DIRECTA	1.033.500
Formación Bruta de Capital Fijo	1.033.500
Maquinaria, equipos y otros bienes muebles	1.033.500
C. RESULTADO FINANCIERO: SUPERAVIT (DÉFICIT)	**(1.735.916)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.808.706**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.808.706
Disminución de otros activos financieros	1.808.706
Disminución de disponibilidades	1.788.706
Disminución de Bancos	1.788.706
Disminución de cuentas por cobrar a corto plazo	20.000
Disminución de otras cuentas por cobrar a corto plazo	20.000
B. APLICACIONES FINANCIERAS	**1.808.706**
INVERSIÓN FINANCIERA	72.790
Concesión de préstamos a corto plazo	62.790
Al sector privado	62.790
Incremento de otros activos financieros	10.000
Incremento de disponibilidades	10.000
Incremento de caja	10.000
DÉFICIT FINANCIERO	1.735.916

A0319
Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Bolívar
(Fundacite-Bolivar)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO BOLÍVAR (FUNDACITE BOLIVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El presupuesto de la Fundacite Bolívar para el año 2010, se formuló atendiendo los lineamientos y políticas presupuestarias contemplados en el Plan de Desarrollo Económico y Social de la Nación 2007-2013, el Plan de Desarrollo de la Gobernación del Estado Bolívar y el Plan Nacional de Ciencia, Tecnología e Innovación, los cuales conducen a alcanzar los siguientes objetivos básicos: masificación de los conocimientos técnicos, independencia científica, estimulación a la participación de las empresas privadas, promoción de acciones que contribuyan al desarrollo endógeno, y la divulgación a nivel nacional de los logros que en materia tecnológica se produzcan en la región.

POLÍTICA DE FINANCIAMIENTO

El Presupuesto de Ingresos de Fundacite Bolívar para el año 2010, asciende a la cantidad de Bs. 8.882.524. El financiamiento de estos recursos proviene de las siguientes fuentes: Transferencias corrientes de la República, a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias por Bs. 2.771.237; transferencias que otorga la Gobernación del Estado Bolívar por Bs. 1.782.000; por disminución de las disponibilidades en bancos, Bs. 4.244.287, y por el incremento de la depreciación acumulada, Bs. 85.000.

POLÍTICA DE GASTOS

Fundacite Bolívar, orientó sus recursos hacia la ejecución de dos (2) proyectos programados en el plan operativo institucional, como son: el Fortalecimiento del sistema regional de ciencia, tecnología, innovación e industria, en Bs. 945.681, y el desarrollo local agroproductivo, agroindustrial y metalmecánico en la cantidad de Bs. 3.775.074. En cuanto a las acciones centralizadas, el monto asciende a Bs. 4.161.769; recursos con los cuales, se reforzará la ejecución de los proyectos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.553.237**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.553.237
Del sector público	4.553.237
Transferencias corrientes internas recibidas del sector público	4.553.237
De la República	2.771.237
Del Poder Estadal	1.782.000
INGRESOS DE CAPITAL	**85.000**
RECURSOS PROPIOS DE CAPITAL	**85.000**
Incremento de la depreciación y amortización acumuladas	85.000
FUENTES DE FINANCIAMIENTO	**4.244.287**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.244.287**
Disminución de otros activos financieros	4.244.287
Disminución de disponibilidades	4.244.287
Disminución de Bancos	4.244.287
TOTAL RECURSOS	**8.882.524**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**8.795.374**
GASTOS DE CONSUMO	6.940.374
Remuneraciones	4.786.421
Sueldos, salarios y otras retribuciones	1.074.639
Beneficios y complementos de sueldos y salarios	2.807.300
Aportes patronales	125.372
Prestaciones sociales y otras indemnizaciones	349.119
Asistencia socioeconómica	399.991
Otros gastos de personal	30.000
Compra de Bienes y servicios	2.068.953
Bienes de consumo	700.318
Servicios no personales	1.368.635
Depreciación y amortización	85.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.855.000
Al sector privado	1.855.000
Transferencias corrientes al sector privado	1.855.000
Otras transferencias corrientes internas al sector privado	1.855.000
GASTOS DE CAPITAL	**87.150**
INVERSIÓN REAL DIRECTA	**87.150**
Formación Bruta de Capital Fijo	87.150
Maquinaria, equipos y otros bienes muebles	87.150
TOTAL GASTOS	**8.882.524**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108090	Fortalecimiento del Sistema Regional de Ciencia, Tecnología, Innovación e Industria	Convenio de Cooperación			15		945.681			945.681
108130	Desarrollo local Agroproductivo, Agroindustrial y metalmecánico.	Asistencia Técnica			31	1.701.250	990.958		1.082.866	3.775.074
	TOTAL					**1.701.250**	**1.936.639**		**1.082.866**	**4.720.755**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.408.958	834.598		699.134	2.942.690
02	Gestión Administrativa	1.134.079			85.000	1.219.079
03	Previsión y Protección Social					
	TOTAL	**2.543.037**	**834.598**		**784.134**	**4.161.769**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**23**	**8**	**3**	**34**	**614.702**	**116.072**	**730.774**
Directivo	1	1		2	74.580	6.887	81.467
Profesional y Técnico	15	4	3	22	393.565	89.556	483.121
Personal Administrativo	6			6	92.613	7.538	100.151
Obrero	1	3		4	53.944	12.091	66.035
Personal Contratado	**6**	**6**	**3**	**15**	**326.458**		**326.458**
Profesional y Técnico	3	5	1	9	233.805		233.805
Personal Administrativo	3	1	2	6	92.653		92.653
TOTAL	**29**	**14**	**6**	**49**	**941.160**	**116.072**	**1.057.232**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	4.786.421
4.02	Materiales, suministros y mercancías	700.318
4.03	Servicios no personales	1.368.635
4.04	Activos reales	87.150
4.07	Transferencias y donaciones	1.855.000
4.08	Otros gastos	85.000
	TOTAL	**8.882.524**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.553.237**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.553.237
Del sector público	4.553.237
Transferencias corrientes internas recibidas del sector público	4.553.237
De la República	2.771.237
Recursos Ordinarios	2.771.237
Del Poder Estadal	1.782.000
B. GASTOS CORRIENTES	**8.795.374**
GASTOS DE CONSUMO	6.940.374
Remuneraciones	4.786.421
Sueldos, salarios y otras retribuciones	1.074.639
Beneficios y complementos de sueldos y salarios	2.807.300
Aportes patronales	125.372
Prestaciones sociales y otras indemnizaciones	349.119
Asistencia socioeconómica	399.991
Otros gastos de personal	30.000
Compra de Bienes y servicios	2.068.953
Bienes de consumo	700.318
Servicios no personales	1.368.635
Depreciación y amortización	85.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.855.000
Al sector privado	1.855.000
Transferencias corrientes al sector privado	1.855.000
Otras transferencias corrientes internas al sector privado	1.855.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(4.242.137)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(4.157.137)**
RECURSOS PROPIOS DE CAPITAL	(4.157.137)
Ahorro/ Desahorro en Cuenta Corriente	(4.242.137)
Incremento de la depreciación y amortización acumuladas	85.000
B. GASTOS DE CAPITAL	**87.150**
INVERSIÓN REAL DIRECTA	87.150
Formación Bruta de Capital Fijo	87.150
Maquinaria, equipos y otros bienes muebles	87.150
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(4.244.287)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.244.287**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.244.287
Disminución de otros activos financieros	4.244.287
Disminución de disponibilidades	4.244.287
Disminución de Bancos	4.244.287
B. APLICACIONES FINANCIERAS	**4.244.287**
DÉFICIT FINANCIERO	4.244.287

A0320

Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Mérida
(Fundacite-Mérida)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MÉRIDA (FUNDACITE MÉRIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Mérida (Fundacite Mérida), institución creada por el Ministerio de Ciencia y Tecnología, según Decreto N° 373 de fecha 27 de julio de 1.989, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.292 de fecha 28 de agosto de 1989, tiene como objetivo impulsar, garantizar y promover el desarrollo de las políticas, planes y proyectos del Ejecutivo Nacional en materia de ciencia y tecnología en el Estado Mérida, a través del financiamiento de proyectos que impliquen la promoción y utilización del conocimiento científico de la zona, y sus aplicaciones en contextos que impacten en el desarrollo y mejoramiento de la calidad de vida de los habitantes del Estado, estimulando así, la participación de las instituciones públicas y privadas.

POLÍTICA DE FINANCIAMIENTO

A objeto de cumplir con sus objetivos, la Fundación, ha formulado un presupuesto de ingreso por un monto de Bs. 10.485.346 que tendrá las siguientes fuentes: Bs. 3.350.000 por aporte del Ejecutivo Nacional a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, Bs. 1.083.457 como aporte de los Entes Descentralizados sin Fines Empresariales, Bs. 5.401.889 como aporte del Ejecutivo Estadal, incremento de la depreciación acumulada Bs. 350.000, venta de servicios Bs. 200.000 e intereses por depósitos y títulos valores Bs. 100.000.

POLÍTICA DE GASTO

La Fundación para el Desarrollo de la Ciencia y Tecnología del Estado Mérida ha previsto para el año 2010 la ejecución de dos (02) proyectos, enmarcados en el Plan Nacional de Ciencia y Tecnología e Innovación del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, conducentes a desarrollar el sector agrícola y prestar servicios a través de las redes socialistas de innovación productiva como estrategia para la socialización del conocimiento aplicado a la generación de bienes y servicios, logrando con ello la transferencia de infraestructura tecnológica e innovación aplicada al sector productivo, por otro lado generar y promover propuestas orientadas al logro del modelo de gestión productiva solidarios y sustentables basados en condiciones naturales, sociales, económicas propias de las comunidades organizadas en comunas gestoras de fábricas fundadas con una eficiente transferencia de tecnología, lo que permitirá la vinculación entre investigadores, tecnología aplicada y los programas de estímulos y reconocimiento a dicha vinculación como medio para lograr la solución a los problemas claves de salud, educación y ambiente, entre otros.

No obstante, se orientaron la cantidad de Bs. 6.107.342 para la ejecución de los siguientes proyectos: redes socialistas de innovación productiva como apoyo a la industria y estrategia de visibilidad de la ciencia, la tecnología e innovación en el Estado Mérida, y la gestión para la articulación orientada a la resolución de problemas estratégicos regionales y sectores productivos basados en conocimientos científicos-tecnológicos. Igualmente, se estimaron gastos para las acciones centralizadas por Bs. 4.378.004, las cuales servirán para dar apoyo al logro de los objetivos y metas planteadas en los proyectos antes mencionados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**9.651.597**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	200.000
Venta de servicios	200.000
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por títulos-valores	50.000
Intereses por depósitos	50.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.351.597
Del sector público	9.351.597
Transferencias corrientes internas recibidas del sector público	9.351.597
De la República	3.350.000
De los entes descentralizados sin fines empresariales	1.083.457
Del Poder Estadal	4.918.140
INGRESOS DE CAPITAL	**833.749**
RECURSOS PROPIOS DE CAPITAL	**350.000**
Incremento de la depreciación y amortización acumuladas	350.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**483.749**
Transferencias de capital recibidas del sector público	483.749
Del Poder Estadal	483.749
TOTAL RECURSOS	**10.485.346**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**9.721.597**
GASTOS DE CONSUMO	7.127.722
Remuneraciones	5.288.120
Sueldos, salarios y otras retribuciones	1.451.164
Beneficios y complementos de sueldos y salarios	1.477.366
Aportes patronales	326.611
Prestaciones sociales y otras indemnizaciones	1.455.660
Asistencia socioeconómica	577.319
Compra de Bienes y servicios	1.484.602
Bienes de consumo	386.600
Servicios no personales	1.098.002
Depreciación y amortización	350.000
Provisiones y otros gastos	5.000
Pérdidas de inventario	5.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.593.875
Al sector privado	2.453.875
Transferencias corrientes al sector privado	2.453.875
Directas a personas	2.161.668
Pensiones y otros beneficios asociados	29.942
Jubilaciones y otros beneficios asociados	167.154
Otras transferencias directas a personas	1.964.572
Otras transferencias corrientes internas al sector privado	292.207
Al sector público	140.000
Transferencias corrientes al sector público	140.000
A los entes descentralizados sin fines empresariales para sus gastos	140.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**763.749**
INVERSIÓN REAL DIRECTA	**483.749**
Formación Bruta de Capital Fijo	483.749
Maquinaria, equipos y otros bienes muebles	263.749
Construcciones de bienes de dominio público	220.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**280.000**
Al sector privado	280.000
Donaciones de capital al sector privado	280.000
A instituciones sin fines de lucro	280.000
TOTAL GASTOS	10.485.346

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108094	Redes Socialistas de Innovación Productiva como apoyo a la industria y estrategia de visibilidad de la ciencia, la tecnología e innovación en el Estado Mérida.	Redes Socialistas de Innovación Productiva (Rsip)			22		1.114.762		492.454	1.607.216
108097	Gestión para la articulación orientada a la resolución de problemas estratégicos regionales y sectores productivos basadas en conocimiento científico-tecnológico.	Beneficiario	3.300	2.700	6.000		593.373		3.906.753	4.500.126
	TOTAL						**1.708.135**		**4.399.207**	**6.107.342**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.641.865		940.106	2.581.971
02	Gestión Administrativa				1.598.937	1.598.937
03	Previsión y Protección Social				197.096	197.096
	TOTAL		**1.641.865**		**2.736.139**	**4.378.004**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**34**	**17**		**51**	**934.833**	**580.307**	**1.515.140**
Directivo	3	1		4	97.005	64.897	161.902
Profesional y Técnico	26	10		36	707.520	441.470	1.148.990
Personal Administrativo	2	2		4	53.448	46.283	99.731
Obrero	3	4		7	76.860	27.657	104.517
Personal Contratado	**12**			**12**	**223.980**	**58.718**	**282.698**
Profesional y Técnico	12			12	223.980	58.718	282.698
TOTAL	**46**	**17**		**63**	**1.158.813**	**639.025**	**1.797.838**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**		**1**	**29.942**
Obreros	1		1	29.942
Jubilados	**4**		**4**	**167.154**
Obreros	1		1	40.949
Empleados	3		3	126.205
TOTAL	5		5	197.096

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	5.288.120
4.02	Materiales, suministros y mercancías	386.600
4.03	Servicios no personales	1.098.002
4.04	Activos reales	483.749
4.07	Transferencias y donaciones	2.873.875
4.08	Otros gastos	355.000
	TOTAL	**10.485.346**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**9.651.597**
TRANSFERENCIAS Y DONACIONES CORRIENTES	9.351.597
Del sector público	9.351.597
Transferencias corrientes internas recibidas del sector público	9.351.597
De la República	3.350.000
Recursos Ordinarios	3.350.000
De los entes descentralizados sin fines empresariales	1.083.457
Del Poder Estadal	4.918.140
Ingresos por la venta de bienes y servicios de la administración pública	200.000
Venta de servicios	200.000
INGRESOS DE LA PROPIEDAD	100.000
Intereses	100.000
Intereses internos	100.000
Intereses por títulos-valores	50.000
Intereses por depósitos	50.000
B. GASTOS CORRIENTES	**9.721.597**
GASTOS DE CONSUMO	7.127.722
Remuneraciones	5.288.120
Sueldos, salarios y otras retribuciones	1.451.164
Beneficios y complementos de sueldos y salarios	1.477.366
Aportes patronales	326.611
Prestaciones sociales y otras indemnizaciones	1.455.660
Asistencia socioeconómica	577.319
Compra de Bienes y servicios	1.484.602
Bienes de consumo	386.600
Servicios no personales	1.098.002
Depreciación y amortización	350.000
Provisiones y otros gastos	5.000
Pérdidas de inventario	5.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.593.875
Al sector privado	2.453.875
Transferencias corrientes al sector privado	2.453.875
Directas a personas	2.161.668
Pensiones y otros beneficios asociados	29.942
Jubilaciones y otros beneficios asociados	167.154
Otras transferencias directas a personas	1.964.572
Otras transferencias corrientes internas al sector privado	292.207
Al sector público	140.000
Transferencias corrientes al sector público	140.000
A los entes descentralizados sin fines empresariales para sus gastos	140.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(70.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**763.749**
RECURSOS PROPIOS DE CAPITAL	280.000
Ahorro/ Desahorro en Cuenta Corriente	(70.000)
Incremento de la depreciación y amortización acumuladas	350.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	483.749
Transferencias de capital recibidas del sector público	483.749
Del Poder Estadal	483.749
B. GASTOS DE CAPITAL	**763.749**
INVERSIÓN REAL DIRECTA	483.749
Formación Bruta de Capital Fijo	483.749
Maquinaria, equipos y otros bienes muebles	263.749
Construcciones de bienes de dominio público	220.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	280.000
Al sector privado	280.000
Donaciones de capital al sector privado	280.000
A instituciones sin fines de lucro	280.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0321
Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Táchira
(Fundacite-Táchira)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO TÁCHIRA (FUNDACITE TÁCHIRA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite Táchira), fue creada por Decreto N° 385, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 34.292 de fecha 27 de julio de 1989, en la cual se establecen como objetivos principales: promover, coordinar y fortalecer el sector científico y tecnológico en el Estado Táchira, propiciando actividades de investigación que contribuyan a la generación de una sociedad innovadora; fomentar programas, proyectos y actividades de investigación y desarrollo, de acuerdo a los lineamientos generales del Plan de Desarrollo del Ministerio del Poder Popular para la Ciencia, Tecnología e Industrias Intermedias y el Plan de Desarrollo del Estado; para ello Fundacite - Táchira tiene previsto desarrollar un conjunto de acciones que le permitan continuar promoviendo el fomento y difusión de la ciencia, tecnología e innovación, de acuerdo con políticas y programas contemplados en el Plan Nacional de Ciencia, Tecnología e Innovación.

POLÍTICA DE FINANCIAMIENTO

Los recursos económicos con que contará Fundacite Táchira para el año 2010, ascienden a Bs. 3.410.299, los cuales provienen del aporte del Ministerio del Poder Popular para la Ciencia, Tecnología e Industrias Intermedias, por la cantidad de Bs. 2.986.011; disminución de bancos, Bs. 415.624, y por depreciación acumulada, Bs. 8.664.

POLÍTICA DE GASTOS

Durante de el año 2010, Fundacite - Táchira, orientará sus recursos al financiamiento de proyectos de investigación y desarrollo a los cuales se asignarán Bs.2.434.808; con el fin de fortalecer la gestión pública. Para ello, se estiman ejecutar los siguientes proyectos: Fomento y apoyo científico – tecnológico para el desarrollo endógeno sustentable local, al cual se le asignaron recursos por cantidad de Bs. 1.477.628; Integración Interinstitucional para el fortalecimiento estadal de la gestión en ciencia, tecnología e industrias intermedias, cuya estimación de recursos asciende a la cantidad de Bs. 957.180.

De igual manera, se asignaron recursos para ejecutar las acciones centralizadas por la cantidad de Bs. 975.491; correspondiendo a la Dirección y Coordinación de los Gastos de los Trabajadores Bs. 730.073, y a la Gestión Administrativa, Bs. 245.418, con los cuales se brindará soporte institucional a los proyectos; todo ello, a fin de impulsar la formación del talento humano en la región, orientado a la solución de necesidades regionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.986.011**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.986.011**
Del sector público	2.986.011
Transferencias corrientes internas recibidas del sector público	2.986.011
De la República	2.986.011
INGRESOS DE CAPITAL	**8.664**
RECURSOS PROPIOS DE CAPITAL	**8.664**
Incremento de la depreciación y amortización acumuladas	8.664
FUENTES DE FINANCIAMIENTO	**415.624**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**415.624**
Disminución de otros activos financieros	415.624
Disminución de disponibilidades	415.624
Disminución de Bancos	415.624
TOTAL RECURSOS	**3.410.299**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.295.993**
GASTOS DE CONSUMO	**2.677.435**
Remuneraciones	2.048.346
Sueldos, salarios y otras retribuciones	549.680
Beneficios y complementos de sueldos y salarios	968.287
Aportes patronales	95.396
Prestaciones sociales y otras indemnizaciones	254.445
Asistencia socioeconómica	180.538
Compra de Bienes y servicios	582.005
Bienes de consumo	143.130
Servicios no personales	438.875
Impuestos indirectos	38.420
Depreciación y amortización	8.664
TRANSFERENCIAS Y DONACIONES CORRIENTES	**618.558**
Al sector privado	618.558
Transferencias corrientes al sector privado	618.558
Otras transferencias corrientes internas al sector privado	618.558
GASTOS DE CAPITAL	**98.682**
INVERSIÓN REAL DIRECTA	**98.682**
Formación Bruta de Capital Fijo	98.682
Maquinaria, equipos y otros bienes muebles	98.682

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**15.624**
DISMINUCIÓN DE PASIVOS	**15.624**
Disminución de cuentas y efectos por pagar	15.624
Disminución de otras cuentas y efectos por pagar	15.624
Disminución de otras cuentas por pagar a corto plazo	15.624
TOTAL GASTOS	**3.410.299**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107810	Fomento y Apoyo Científico - Tecnológico, para el Desarrollo Endógeno Sustentable Local.	Solicitud			124	400.000	1.077.628			1.477.628
107904	Integración Interinstitucional para el fortalecimiento estadal de la Gestión en Ciencia, Tecnología e Industrias Intermedias	Institución Fortalecida			32		957.180			957.180
TOTAL						**400.000**	**2.034.808**			**2.434.808**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		730.073			730.073
02	Gestión Administrativa	24.288	221.130			245.418
TOTAL		**24.288**	**951.203**			**975.491**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**11**		**22**	**421.884**	**92.436**	**514.320**
Directivo	3	4		7	187.932	44.004	231.936
Profesional y Técnico	5	5		10	175.872	46.248	222.120
Personal Administrativo	2	1		3	34.848	2.184	37.032
Obrero	1	1		2	23.232		23.232
Personal Contratado	**4**	**3**		**7**	**125.860**		**125.860**
Profesional y Técnico	3	3		6	115.864		115.864
Personal Administrativo	1			1	9.996		9.996
TOTAL	**15**	**14**		**29**	**547.744**	**92.436**	**640.180**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.048.346
4.02	Materiales, suministros y mercancías	143.130
4.03	Servicios no personales	477.295
4.04	Activos reales	98.682
4.07	Transferencias y donaciones	618.558
4.08	Otros gastos	8.664
4.11	Disminución de pasivos	15.624
	TOTAL	**3.410.299**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.986.011**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.986.011
Del sector público	2.986.011
Transferencias corrientes internas recibidas del sector público	2.986.011
De la República	2.986.011
Recursos Ordinarios	2.986.011
B. GASTOS CORRIENTES	**3.295.993**
GASTOS DE CONSUMO	2.677.435
Remuneraciones	2.048.346
Sueldos, salarios y otras retribuciones	549.680
Beneficios y complementos de sueldos y salarios	968.287
Aportes patronales	95.396
Prestaciones sociales y otras indemnizaciones	254.445
Asistencia socioeconómica	180.538
Compra de Bienes y servicios	582.005
Bienes de consumo	143.130
Servicios no personales	438.875
Impuestos indirectos	38.420
Depreciación y amortización	8.664
TRANSFERENCIAS Y DONACIONES CORRIENTES	618.558
Al sector privado	618.558
Transferencias corrientes al sector privado	618.558
Otras transferencias corrientes internas al sector privado	618.558
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE :AHORRO (DESAHORRO)	**(309.982)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(301.318)**
RECURSOS PROPIOS DE CAPITAL	(301.318)
Ahorro/Desahorro en Cuenta Corriente	(309.982)
Incremento de la depreciación y amortización acumuladas	8.664
B. GASTOS DE CAPITAL	**98.682**
INVERSIÓN REAL DIRECTA	98.682
Formación Bruta de Capital Fijo	98.682
Maquinaria, equipos y otros bienes muebles	98.682
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(400.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**415.624**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	415.624
Disminución de otros activos financieros	415.624
Disminución de disponibilidades	415.624
Disminución de Bancos	415.624

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**415.624**
DISMINUCIÓN DE PASIVOS	15.624
Disminución de cuentas y efectos por pagar	15.624
Disminución de otras cuentas y efectos por pagar	15.624
Disminución de otras cuentas por pagar a corto plazo	15.624
DÉFICIT FINANCIERO	400.000

A0322
Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Sucre
(Fundacite-Sucre)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO SUCRE (FUNDACITE SUCRE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Fundacite Sucre, tiene por objeto fomentar el desarrollo de proyectos que ayuden al progreso en las áreas de ciencia y tecnología en el Estado Sucre. En este sentido, se ha propuesto para este ejercicio económico financiero 2010, desarrollar la ejecución de proyectos de investigación que ayuden a solventar problemas del Estado, con el objeto de contribuir a mejorar la calidad de vida de sus habitantes; dar continuidad a programas y proyectos que la Institución esta desarrollando en las áreas de innovación y transferencias tecnológica en el Estado Sucre, estudios de tercer nivel, y en programas educativos.

POLÍTICA DE FINANCIAMIENTO

La Fundación estimó un presupuesto de ingreso por la cantidad de Bs. 4.080.839, de los cuales Bs. 1.951.436 provienen del aporte que da el Ejecutivo Nacional a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; Bs. 314.680 del Ejecutivo Regional; Bs. 1.695.723 por disminución de disponibilidad en caja y bancos; Bs. 11.000 por donaciones de empresas privadas y Bs. 108.000 por incremento de la depreciación acumulada.

POLÍTICA DE GASTOS

El presupuesto de gastos de Fundacite Sucre, asciende a Bs. 4.080.839, de los cuales las acciones centralizadas demandarán Bs. 740.707, y los proyectos Bs. 3.340.132, discriminados estos últimos de la siguiente manera: Proyecto 108074: "Impulso del Desarrollo Agroindustrial en el Estado Sucre", Bs. 2.500.553; y el Proyecto 108104: "Fortalecimiento Científico, Tecnológico e Industrial del Sistema Nacional de Ciencia, Tecnología e Innovación, (SNCTI) en el Estado Sucre", Bs. 839.579.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

Fundacite Sucre, atenderá una población aproximada de seis mil quinientos usuarios de servicios de Internet a través de los veinticuatro Infocentros y las quince alcaldías digitales ubicadas en el Estado Sucre, formar tanto a funcionarios de la Fundación y otros organismos como al público en general en la Academia de Software Libre y brindar asesoramiento a la población estudiantil de educación media y diversificada, a través de nuestros programas en el área educativa, también se ayudarán en trámites y económicamente a estudiantes o investigadores universitarios del Estado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.277.116**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.277.116
Del sector Privado	11.000
Donaciones corrientes internas recibidas del sector privado	11.000
De empresas privadas	11.000
Del sector público	2.266.116
Transferencias corrientes internas recibidas del sector público	2.266.116
De la República	1.951.436
Del Poder Estadal	314.680
INGRESOS DE CAPITAL	**108.000**
RECURSOS PROPIOS DE CAPITAL	**108.000**
Incremento de la depreciación y amortización acumuladas	108.000
FUENTES DE FINANCIAMIENTO	**1.695.723**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.695.723**
Disminución de otros activos financieros	1.695.723
Disminución de disponibilidades	1.695.723
Disminución de Bancos	1.695.723
TOTAL RECURSOS	**4.080.839**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.284.514**
GASTOS DE CONSUMO	3.234.264
Remuneraciones	1.995.940
Sueldos, salarios y otras retribuciones	1.033.979
Beneficios y complementos de sueldos y salarios	223.621
Aportes patronales	76.227
Prestaciones sociales y otras indemnizaciones	198.953
Asistencia socioeconómica	118.294
Otros gastos de personal	344.866
Compra de Bienes y servicios	1.130.324
Bienes de consumo	641.217
Servicios no personales	489.107
Depreciación y amortización	108.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.250
Al sector privado	50.250
Donaciones corrientes al sector privado	50.250
Donaciones a personas	50.250
GASTOS DE CAPITAL	**766.325**
INVERSIÓN REAL DIRECTA	**766.325**
Formación Bruta de Capital Fijo	766.325
Maquinaria, equipos y otros bienes muebles	766.325

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**30.000**
DISMINUCIÓN DE PASIVOS	**30.000**
Disminución de cuentas y efectos por pagar	27.500
Disminución de cuentas y efectos por pagar a corto plazo	27.500
Disminución de sueldos, salarios y otras remuneraciones por pagar	15.000
Disminución cuentas por pagar a proveedores a corto plazo	12.500
Disminución de otros pasivos a corto plazo	2.500
TOTAL GASTOS	**4.080.839**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108074	Impulso del desarrollo agroindustrial en el Estado Sucre	Unidad de Producción			14		604.830		1.895.723	2.500.553
108104	Fortalecimiento científico, tecnológico e industrial del Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI) en el Estado Sucre	Persona Capacitada			104.000		713.899		125.680	839.579
TOTAL							**1.318.729**		**2.021.403**	**3.340.132**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		453.103			453.103
02	Gestión Administrativa		179.604		108.000	287.604
TOTAL			**632.707**		**108.000**	**740.707**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**20**	**14**		**34**	**718.537**		**718.537**
Directivo	1	1		2	195.748		195.748
Profesional y Técnico	16	9		25	429.925		429.925
Personal Administrativo	1	1		2	60.370		60.370
Obrero	2	3		5	32.494		32.494
Personal Contratado	**8**	**9**		**17**	**315.444**		**315.444**
Profesional y Técnico	8	9		17	315.444		315.444
TOTAL	**28**	**23**		**51**	**1.033.981**		**1.033.981**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.995.940
4.02	Materiales, suministros y mercancías	641.217
4.03	Servicios no personales	489.107
4.04	Activos reales	766.325
4.07	Transferencias y donaciones	50.250
4.08	Otros gastos	108.000
4.11	Disminución de pasivos	30.000
	TOTAL	**4.080.839**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.277.116**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.277.116
Del sector Privado	11.000
Donaciones corrientes internas recibidas del sector privado	11.000
De empresas privadas	11.000
Del sector público	2.266.116
Transferencias corrientes internas recibidas del sector público	2.266.116
De la República	1.951.436
Recursos Ordinarios	1.951.436
Del Poder Estadal	314.680
B. GASTOS CORRIENTES	**3.284.514**
GASTOS DE CONSUMO	3.234.264
Remuneraciones	1.995.940
Sueldos, salarios y otras retribuciones	1.033.979
Beneficios y complementos de sueldos y salarios	223.621
Aportes patronales	76.227
Prestaciones sociales y otras indemnizaciones	198.953
Asistencia socioeconómica	118.294
Otros gastos de personal	344.866
Compra de Bienes y servicios	1.130.324
Bienes de consumo	641.217
Servicios no personales	489.107
Depreciación y amortización	108.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	50.250
Al sector privado	50.250
Donaciones corrientes al sector privado	50.250
Donaciones a personas	50.250
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.007.398)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(899.398)**
RECURSOS PROPIOS DE CAPITAL	(899.398)
Ahorro/Desahorro en Cuenta Corriente	(1.007.398)
Incremento de la depreciación y amortización acumuladas	108.000
B. GASTOS DE CAPITAL	**766.325**
INVERSIÓN REAL DIRECTA	766.325
Formación Bruta de Capital Fijo	766.325
Maquinaria, equipos y otros bienes muebles	766.325
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.665.723)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.695.723**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.695.723
Disminución de otros activos financieros	1.695.723
Disminución de disponibilidades	1.695.723
Disminución de Bancos	1.695.723
B. APLICACIONES FINANCIERAS	**1.695.723**
DISMINUCIÓN DE PASIVOS	30.000
Disminución de cuentas y efectos por pagar	27.500
Disminución de cuentas y efectos por pagar a corto plazo	27.500
Disminución de sueldos, salarios y otras remuneraciones por pagar	15.000
Disminución cuentas por pagar a proveedores a corto plazo	12.500
Disminución de otros pasivos	2.500
Disminución de otros pasivos a corto plazo	2.500
DÉFICIT FINANCIERO	1.665.723

A0334

Fundación Instituto de Ingeniería
para la Investigación y Desarrollo Tecnológico
(FIIDT)

FUNDACIÓN INSTITUTO DE INGENIERÍA PARA LA INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO (FIIDT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto de Ingeniería centra sus actividades en las áreas de Investigación Aplicada, Desarrollo Tecnológico, Asesorías, Formación de Recursos Humanos, Transferencia Tecnológica y al cumplimiento de las metas fijadas en el Plan Operativo Anual 2010, por lo que se tiene previsto ejecutar los siguientes proyectos:

- Servicios y Asistencia Técnica para el Desarrollo Socioproductivo

- Soluciones Tecnológicas para el Desarrollo Socioproductivo

Para el ejercicio fiscal 2010, la Fundación formula el presupuesto, en concordancia con las directrices emanadas del Ejecutivo Nacional; específicamente considerando el entorno económico actual, por lo que se contempla las previsiones correspondientes al cumpliendo de los compromisos socio-económicos de los trabajadores, asumidos en las convenciones colectivas, racionalizar el gasto en la adquisición de materiales y suministros, restringir la contratación de servicios, dar prioridad a la continuación y culminación de proyectos y obras, todo ello enmarcado en el Plan de Desarrollo Económico y Social de la Nación 2007-2013.

El Presupuesto de Ingresos y Gastos estimado para el ejercicio fiscal 2010, asciende a la cantidad de Bs. 56.958.387, distribuyéndose en las respectivas categorías presupuestarias: Proyectos Bs. 31.257.009 y para las Acciones centralizadas Bs. 25.701.378.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**49.141.757**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	7.185.757
Venta de servicios	7.185.757
INGRESOS DE OPERACIÓN	180.000
Ingresos financieros de instituciones financieras	180.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.776.000
Del sector público	41.776.000
Transferencias corrientes internas recibidas del sector público	41.776.000
De la República	41.776.000
INGRESOS DE CAPITAL	**2.945.600**
RECURSOS PROPIOS DE CAPITAL	**2.945.600**
Incremento de la depreciación y amortización acumuladas	2.945.600
FUENTES DE FINANCIAMIENTO	**4.871.030**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.871.030**
Disminución de otros activos financieros	4.871.030
Disminución de disponibilidades	4.871.030
Disminución de Bancos	1.530.000
Disminución de cuentas por cobrar a corto plazo	3.341.030
Disminución de cuentas comerciales por cobrar a corto plazo	3.341.030
TOTAL RECURSOS	**56.958.387**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**51.234.273**
GASTOS DE CONSUMO	50.707.617
Remuneraciones	38.052.759
Sueldos, salarios y otras retribuciones	6.708.889
Beneficios y complementos de sueldos y salarios	21.618.864
Aportes patronales	1.706.356
Prestaciones sociales y otras indemnizaciones	3.823.394
Asistencia socioeconómica	4.193.311
Otros gastos de personal	1.945
Compra de Bienes y servicios	9.709.258
Bienes de consumo	2.880.071
Servicios no personales	6.829.187
Depreciación y amortización	2.945.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	526.656
Al sector privado	526.656
Transferencias corrientes al sector privado	526.656
Directas a personas	526.656
Pensiones y otros beneficios asociados	79.676
Jubilaciones y otros beneficios asociados	441.980
Otras transferencias directas a personas	5.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**4.024.114**
INVERSION REAL DIRECTA	**4.024.114**
Formación Bruta de Capital Fijo	3.764.114
Maquinaria, equipos y otros bienes muebles	3.764.114
Bienes intangibles	260.000
APLICACIONES FINANCIERAS	**1.700.000**
DISMINUCIÓN DE PASIVOS	**1.700.000**
Disminución de cuentas y efectos por pagar	1.700.000
Disminución de cuentas y efectos por pagar a corto plazo	1.700.000
Disminución de efectos por pagar a proveedores a corto plazo	1.700.000
TOTAL GASTOS	**56.958.387**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107912	Servicios y Asistencia Técnica para el Desarrollo Socioproductivo	Desarrollo / Implantación			6	4.215.348	17.443.954			21.659.302
107994	Soluciones Tecnológicas para el Desarrollo Socioproductivo	Transferencia Tecnológica			5	1.998.661	7.599.046			9.597.707
	TOTAL					**6.214.009**	**25.043.000**			**31.257.009**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		13.609.191			13.609.191
02	Gestión Administrativa	971.748	2.602.153		7.996.630	11.570.531
03	Previsión y Protección Social		521.656			521.656
	TOTAL	**971.748**	**16.733.000**		**7.996.630**	**25.701.378**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**132**	**153**		**285**	**6.708.889**		**6.708.889**
Directivo	5	5		10	737.978		737.978
Profesional y Técnico	82	112		194	4.629.133		4.629.133
Personal Administrativo	45	36		81	1.341.778		1.341.778
Personal Contratado	**15**	**17**		**32**	**247.379**		**247.379**
Profesional y Técnico	9	12		21	163.270		163.270
Personal Administrativo	6	5		11	84.109		84.109
TOTAL	**147**	**170**		**317**	**6.956.268**		**6.956.268**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**25.544**
Empleados		1	1	25.544
Jubilados	**2**	**7**	**9**	**334.246**
Empleados	2	7	9	334.246
TOTAL	**2**	**8**	**10**	**359.790**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	38.052.759
4.02	Materiales, suministros y mercancías	2.880.071
4.03	Servicios no personales	6.829.187
4.04	Activos reales	4.024.114
4.07	Transferencias y donaciones	526.656
4.08	Otros gastos	2.945.600
4.11	Disminución de pasivos	1.700.000
	TOTAL	**56.958.387**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**49.141.757**
TRANSFERENCIAS Y DONACIONES CORRIENTES	41.776.000
Del sector público	41.776.000
Transferencias corrientes internas recibidas del sector público	41.776.000
De la República	41.776.000
Recursos Ordinarios	26.776.000
Gestión Fiscal	15.000.000
Ingresos por la venta de bienes y servicios de la administración pública	7.185.757
Venta de servicios	7.185.757
INGRESOS DE OPERACION	180.000
Ingresos financieros de instituciones financieras	180.000
B. GASTOS CORRIENTES	**51.234.273**
GASTOS DE CONSUMO	50.707.617
Remuneraciones	38.052.759
Sueldos, salarios y otras retribuciones	6.708.889
Beneficios y complementos de sueldos y salarios	21.618.864
Aportes patronales	1.706.356
Prestaciones sociales y otras indemnizaciones	3.823.394
Asistencia socioeconómica	4.193.311
Otros gastos de personal	1.945
Compra de Bienes y servicios	9.709.258
Bienes de consumo	2.880.071
Servicios no personales	6.829.187
Depreciación y amortización	2.945.600
TRANSFERENCIAS Y DONACIONES CORRIENTES	526.656
Al sector privado	526.656
Transferencias corrientes al sector privado	526.656
Directas a personas	526.656
Pensiones y otros beneficios asociados	79.676
Jubilaciones y otros beneficios asociados	441.980
Otras transferencias directas a personas	5.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(2.092.516)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**853.084**
RECURSOS PROPIOS DE CAPITAL	853.084
Ahorro/ Desahorro en Cuenta Corriente	(2.092.516)
Incremento de la depreciación y amortización acumuladas	2.945.600
B. GASTOS DE CAPITAL	**4.024.114**
INVERSIÓN REAL DIRECTA	4.024.114
Formación Bruta de Capital Fijo	3.764.114
Maquinaria, equipos y otros bienes muebles	3.764.114
Bienes intangibles	260.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(3.171.030)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.871.030**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.871.030
Disminución de otros activos financieros	4.871.030
Disminución de disponibilidades	1.530.000
Disminución de Bancos	1.530.000
Disminución de cuentas por cobrar a corto plazo	3.341.030
Disminución de cuentas comerciales por cobrar a corto plazo	3.341.030
B. APLICACIONES FINANCIERAS	**4.871.030**
DISMINUCION DE PASIVOS	1.700.000
Disminución de cuentas y efectos por pagar	1.700.000
Disminución de cuentas y efectos por pagar a corto plazo	1.700.000
Disminución de efectos por pagar a proveedores a corto plazo	1.700.000
DÉFICIT FINANCIERO	3.171.030

A0338

Fundación Instituto Zuliano
de Investigaciones Tecnológicas
(INZIT-CICASI)

FUNDACIÓN INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLÓGICAS (INZIT CICASI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio 2010, la Fundación continuará su política de incentivar la actividad Científico Tecnológica Regional, apoyando los programas y proyectos enmarcados dentro de los lineamientos de política regional y nacional, que contribuyan con el incremento de la competitividad del Estado Zulia y generen productos de investigación que aporten soluciones a problemas concretos de la región y del país. Se pretende lograr estos objetivos mediante la continuación de la modernización de la plataforma analítica y tecnológica de las diferentes unidades de la institución; reconstruir la unidad de investigación y desarrollo, a través de la asimilación e incorporación de profesionales del tercer y cuarto nivel de formación orientado a tal fin; ampliar la capacidad de servicios tecnológicos que actualmente presta; todo con la finalidad de consolidar la institución en su papel promotor de la ciencia y la tecnología de la región.

POLÍTICA DE FINANCIAMIENTO

Los recursos presupuestarios para el ejercicio económico 2010 de la Fundación, ascienden a la cantidad de Veintidós Millones Veintisiete Mil Novecientos Bolívares (Bs. 22.027.900), discriminados de la siguiente forma: Bs. 3.480.802, como aporte de la República a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; Bs. 1.700.000, de ingresos por actividades propias; Bs. 89.000 por el incremento de la depreciación acumulada; fuentes financieras por disminución de deudores Bs. 300.000, y por disminución de bancos, Bs. 16.458.098.

POLÍTICA DE GASTOS

Para el ejercicio 2010 Inzit-Cicasi, orienta su política de gastos hacia el fortalecimiento de la energía alterna, buscando desarrollar un generador de energía que pueda ser instalado y operado, por las mismas comunidades, y de igual modo, en el área agrícola, crear elementos para mejorar las prácticas agrícolas. Para ello, se ejecutará el presupuesto de la siguiente manera: En acciones centralizadas se aplicarán Bs. 4.050.997, fundamentalmente, en el área de gastos de personal, y Bs.17.976.903, para los proyectos relacionados con el impulso a la investigación en energías alternativas y renovables para el desarrollo de la industria nacional y el desarrollo de tecnologías de producción de insumos para el sector agrícola.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.180.802**
INGRESOS DE OPERACIÓN	1.700.000
Otros ingresos de operación	1.700.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.480.802
Del sector público	3.480.802
Transferencias corrientes internas recibidas del sector público	3.480.802
De la República	3.480.802
INGRESOS DE CAPITAL	**89.000**
RECURSOS PROPIOS DE CAPITAL	**89.000**
Incremento de la depreciación y amortización acumuladas	89.000
FUENTES DE FINANCIAMIENTO	**16.758.098**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**16.758.098**
Disminución de otros activos financieros	16.758.098
Disminución de disponibilidades	16.758.098
Disminución de Bancos	16.458.098
Disminución de cuentas por cobrar a corto plazo	300.000
Disminución de cuentas comerciales por cobrar a corto plazo	300.000
TOTAL RECURSOS	**22.027.900**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**13.862.192**
GASTOS DE CONSUMO	13.294.192
Remuneraciones	6.199.202
Sueldos, salarios y otras retribuciones	2.275.858
Beneficios y complementos de sueldos y salarios	1.849.768
Aportes patronales	379.452
Prestaciones sociales y otras indemnizaciones	593.463
Asistencia socioeconómica	1.041.161
Otros gastos de personal	59.500
Compra de Bienes y servicios	7.005.990
Bienes de consumo	1.754.258
Servicios no personales	5.251.732
Depreciación y amortización	89.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	568.000
Al sector privado	568.000
Transferencias corrientes al sector privado	568.000
Directas a personas	20.000
Jubilaciones y otros beneficios asociados	20.000
Otras transferencias corrientes internas al sector privado	548.000
GASTOS DE CAPITAL	**8.165.708**
INVERSIÓN REAL DIRECTA	**8.165.708**
Formación Bruta de Capital Fijo	8.165.708
Maquinaria, equipos y otros bienes muebles	8.165.708
TOTAL GASTOS	**22.027.900**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107743	Impulso a la investigación en energías alternativas y renovables para el desarrollo de la industria nacional	Tecnología			12	285.105	314.895		7.386.324	7.986.324
107813	Desarrollo de tecnologías de producción de insumos para el sector agrícola	Tecnología			5		618.805		9.371.774	9.990.579
	TOTAL					285.105	933.700		16.758.098	17.976.903

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.527.102			2.527.102
02	Gestión Administrativa	1.414.895			89.000	1.503.895
03	Previsión y Protección Social		20.000			20.000
	TOTAL	1.414.895	2.547.102		89.000	4.050.997

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**36**	**43**		**79**	**1.969.534**	**42.846**	**2.012.380**
Directivo	4	1		5	233.982		233.982
Profesional y Técnico	12	29		41	1.141.494	31.583	1.173.077
Personal Administrativo	13	9		22	410.454	7.960	418.414
Personal de Investigación	7	4		11	183.604	3.303	186.907
Personal Contratado	**6**	**4**		**10**	**240.514**		**240.514**
Directivo	1			1	21.264		21.264
Profesional y Técnico	2	4		6	168.889		168.889
Personal Administrativo	3			3	50.361		50.361
TOTAL	**42**	**47**		**89**	**2.210.048**	**42.846**	**2.252.894**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados		**1**	**1**	**20.000**
Obreros		1	1	20.000
TOTAL		**1**	**1**	**20.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.199.202
4.02	Materiales, suministros y mercancías	1.754.258
4.03	Servicios no personales	5.251.732
4.04	Activos reales	8.165.708
4.07	Transferencias y donaciones	568.000
4.08	Otros gastos	89.000
	TOTAL	**22.027.900**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.180.802**
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.480.802
Del sector público	3.480.802
Transferencias corrientes internas recibidas del sector público	3.480.802
De la República	3.480.802
Recursos Ordinarios	3.480.802
INGRESOS DE OPERACIÓN	1.700.000
Otros ingresos de operación	1.700.000
B. GASTOS CORRIENTES	**13.862.192**
GASTOS DE CONSUMO	13.294.192
Remuneraciones	6.199.202
Sueldos, salarios y otras retribuciones	2.275.858
Beneficios y complementos de sueldos y salarios	1.849.768
Aportes patronales	379.452
Prestaciones sociales y otras indemnizaciones	593.463
Asistencia socioeconómica	1.041.161
Otros gastos de personal	59.500
Compra de Bienes y servicios	7.005.990
Bienes de consumo	1.754.258
Servicios no personales	5.251.732
Depreciación y amortización	89.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	568.000
Al sector privado	568.000
Transferencias corrientes al sector privado	568.000
Directas a personas	20.000
Jubilaciones y otros beneficios asociados	20.000
Otras transferencias corrientes internas al sector privado	548.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(8.681.390)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(8.592.390)**
RECURSOS PROPIOS DE CAPITAL	(8.592.390)
Ahorro/ Desahorro en Cuenta Corriente	(8.681.390)
Incremento de la depreciación y amortización acumuladas	89.000
B. GASTOS DE CAPITAL	**8.165.708**
INVERSIÓN REAL DIRECTA	8.165.708
Formación Bruta de Capital Fijo	8.165.708
Maquinaria, equipos y otros bienes muebles	8.165.708
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(16.758.098)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**16.758.098**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	16.758.098
Disminución de otros activos financieros	16.758.098
Disminución de disponibilidades	16.458.098
Disminución de Bancos	16.458.098
Disminución de cuentas por cobrar a corto plazo	300.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de cuentas comerciales por cobrar a corto plazo	300.000
B. APLICACIONES FINANCIERAS	**16.758.098**
DÉFICIT FINANCIERO	16.758.098

A0355

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Zulia
(Fundacite-Zulia)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ZULIA (FUNDACITE ZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio 2010, la Fundación continuará su política de acercar el conocimiento a la gente, incentivando la participación ciudadana en pro del desarrollo endógeno local; estimulando y reconociendo las actividades científicas, tecnológicas y de innovación realizadas por investigadores, tecnólogos e innovadores populares, estudiantes; consejos comunales, cooperativas y comunidad en general; realizando eventos; ferias tecnológicas y encuentros entre los diferentes actores sociales de la región; impulsando la implantación de plataformas tecnológicas que optimicen principalmente las redes agrícolas y de salud, apoyando la investigación e innovación en áreas de desarrollo prioritario nacional; desarrollando actividades pioneras de alta importancia nacional relacionados con el software libre, la consolidación de un centro de gestión de información de riesgos en la región; y orientando acciones hacia el desarrollo del capital humano zuliano, a través de su formación y capacitación en las áreas científicas y tecnológicas; otorgándoles las herramientas para la formulación de proyectos que contribuyan hacia la resolución los problemas locales.

POLÍTICA DE FINANCIAMIENTO

Los recursos presupuestarios para el ejercicio económico 2010, de la Fundación, ascienden a la cantidad de Trece Millones Quinientos Treinta y Tres Mil Cuatrocientos Noventa y Nueve Bolívares (Bs. 13.533.499), discriminados de la siguiente forma: Bs. 3.047.922, como aporte de la República a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; Bs. 60.000, como aporte de la Gobernación del Estado Zulia; Bs. 250.000 por el incremento de la depreciación acumulada, disminución de deudores, Bs. 4.346.381, y disminución de bancos, Bs. 5.829.196.

POLÍTICA DE GASTOS

Fundacite Zulia, orientará su política de gastos durante el ejercicio 2010, a lograr una mayor consolidación en su papel de coordinador, planificador, evaluador, asesor y ejecutor de programas y proyectos científicos, dando de esta manera una valoración social al conocimiento, la investigación y la innovación, para ello se ejecutará el presupuesto distribuido de la siguiente manera: En acciones centralizadas, Bs. 2.726.837, y en proyectos Bs. 10.806.662; para el fortalecimiento de la innovación tecnológica de las redes socialistas de innovación productiva en el Estado Zulia.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**3.107.922**
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.107.922
Del sector público	3.107.922
Transferencias corrientes internas recibidas del sector público	3.107.922
De la República	3.047.922
Del Poder Estadal	60.000
INGRESOS DE CAPITAL	**250.000**
RECURSOS PROPIOS DE CAPITAL	**250.000**
Incremento de la depreciación y amortización acumuladas	250.000
FUENTES DE FINANCIAMIENTO	**10.175.577**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**10.175.577**
Disminución de otros activos financieros	10.175.577
Disminución de disponibilidades	10.175.577
Disminución de Bancos	5.829.196
Disminución de cuentas por cobrar a corto plazo	4.346.381
Disminución de otras cuentas por cobrar a corto plazo	4.346.381
TOTAL RECURSOS	**13.533.499**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**13.223.499**
GASTOS DE CONSUMO	8.480.899
Remuneraciones	6.228.899
Sueldos, salarios y otras retribuciones	2.136.038
Beneficios y complementos de sueldos y salarios	2.214.728
Aportes patronales	152.087
Prestaciones sociales y otras indemnizaciones	452.508
Asistencia socioeconómica	1.273.538
Compra de Bienes y servicios	2.002.000
Bienes de consumo	388.000
Servicios no personales	1.614.000
Depreciación y amortización	250.000
IMPUESTOS DIRECTOS	22.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.720.600
Al sector privado	4.720.600
Transferencias corrientes al sector privado	4.700.600
Directas a personas	2.114.600
Jubilaciones y otros beneficios asociados	114.600
Otras transferencias directas a personas	2.000.000
Otras transferencias corrientes internas al sector privado	2.586.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**310.000**
INVERSIÓN REAL DIRECTA	**60.000**
Formación Bruta de Capital Fijo	60.000
Maquinaria, equipos y otros bienes muebles	60.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**250.000**
Al sector privado	250.000
Transferencias de capital al sector privado	250.000
A empresas privadas	250.000
TOTAL GASTOS	13.533.499

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107817	Fortalecimiento de la innovación tecnológica en la Redes Socialistas de Innovación Productiva para el desarrollo del sector industrial en el estado Zulia	Redes Fortalecidas			1		1.073.442		3.955.256	5.028.698
107963	Fortalecimiento de la gestión pública Bolivariana en Ciencia, Tecnología, Innovación e Industrias Intermedias en el estado Zulia	Indicador			30		1.073.442		4.704.522	5.777.964
	TOTAL						**2.146.884**		**8.659.778**	**10.806.662**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		901.038		755.199	1.656.237
02	Gestión Administrativa				956.000	956.000
03	Previsión y Protección Social				114.600	114.600
	TOTAL		**901.038**		**1.825.799**	**2.726.837**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**16**		**42**	**1.035.288**		**1.035.288**
Directivo	1	1		2	148.452		148.452
Profesional y Técnico	17	13		30	757.092		757.092
Personal Administrativo	8	2		10	129.744		129.744
Personal Contratado	**1**	**1**		**2**	**1.067.550**		**1.067.550**
Personal Administrativo	1	1		2	1.067.550		1.067.550
TOTAL	**27**	**17**		**44**	**2.102.838**		**2.102.838**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**2**	**1**	**3**	**114.600**
Empleados	2	1	3	114.600
TOTAL	**2**	**1**	**3**	**114.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.228.899
4.02	Materiales, suministros y mercancías	388.000
4.03	Servicios no personales	1.614.000
4.04	Activos reales	60.000
4.07	Transferencias y donaciones	4.970.600
4.08	Otros gastos	272.000
	TOTAL	13.533.499

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**3.107.922**
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.107.922
Del sector público	3.107.922
Transferencias corrientes internas recibidas del sector público	3.107.922
De la República	3.047.922
Recursos Ordinarios	3.047.922
Del Poder Estadal	60.000
B. GASTOS CORRIENTES	**13.223.499**
GASTOS DE CONSUMO	8.480.899
Remuneraciones	6.228.899
Sueldos, salarios y otras retribuciones	2.136.038
Beneficios y complementos de sueldos y salarios	2.214.728
Aportes patronales	152.087
Prestaciones sociales y otras indemnizaciones	452.508
Asistencia socioeconómica	1.273.538
Compra de Bienes y servicios	2.002.000
Bienes de consumo	388.000
Servicios no personales	1.614.000
Depreciación y amortización	250.000
IMPUESTOS DIRECTOS	22.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.720.600
Al sector privado	4.720.600
Transferencias corrientes al sector privado	4.700.600
Directas a personas	2.114.600
Jubilaciones y otros beneficios asociados	114.600
Otras transferencias directas a personas	2.000.000
Otras transferencias corrientes internas al sector privado	2.586.000
Donaciones corrientes al sector privado	20.000
Donaciones a personas	20.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(10.115.577)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(9.865.577)**
RECURSOS PROPIOS DE CAPITAL	(9.865.577)
Ahorro/ Desahorro en Cuenta Corriente	(10.115.577)
Incremento de la depreciación y amortización acumuladas	250.000
B. GASTOS DE CAPITAL	**310.000**
INVERSIÓN REAL DIRECTA	60.000
Formación Bruta de Capital Fijo	60.000
Maquinaria, equipos y otros bienes muebles	60.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	250.000
Al sector privado	250.000
Transferencias de capital al sector privado	250.000
A empresas privadas	250.000
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(10.175.577)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
A. FUENTES DE FINANCIAMIENTO	**10.175.577**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	10.175.577
Disminución de otros activos financieros	10.175.577
Disminución de disponibilidades	5.829.196
Disminución de Bancos	5.829.196
Disminución de cuentas por cobrar a corto plazo	4.346.381
Disminución de otras cuentas por cobrar a corto plazo	4.346.381
B. APLICACIONES FINANCIERAS	**10.175.577**
DÉFICIT FINANCIERO	10.175.577

A0363

Fundación Venezolana
de Investigaciones Sismológicas
(FUNVISIS)

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Venezolana de Investigaciones Sismológicas, tiene como función primordial elevar el nivel de preparación en el país, tanto en las comunidades como en las instituciones y en los ciudadanos, para afrontar movimientos telúricos y los riesgos que ellos conllevan.

A fin de lograr este objetivo, FUNVISIS dirige su esfuerzo hacia un conjunto de actividades científicas y tecnológicas, como son el mantenimiento de las Redes Sismológicas y Acelerográficas que proporcionan información permanente sobre los eventos sísmicos que ocurren en el país y que igualmente permiten realizar estudios e investigaciones sismológicas, formar personal especializado en investigaciones en las áreas de Ciencias de la Tierra y realizar estudios de micro zonificación sísmica, entre otras actividades. Es así que el proyecto fundamental considerado para el año 2010 es "Prevención y Mitigación de Riesgo ante Eventos Adversos" está inscrito en el área.

Este conocimiento desarrollado por FUNVISIS, le ha permitido igualmente caracterizar las fuentes sísmicas en Venezuela y determinación de áreas susceptibles o con alto grado de vulnerabilidad ante un sismo, siendo una variable de consideración en los estudios de ordenación del territorio y de desarrollo socio-económico. Gracias a ello FUNVISIS, mantiene una tarea permanente en el área de Ingeniería civil, al impulsar el estudio y creación de normas sismorresistentes que contribuyan a incrementar la seguridad constructiva de nuestras edificaciones, para lo cual ha planteado la realización del "Proyecto sobre Normas de Edificaciones y Viviendas Sismorresistentes."

La Fundación viene afianzado su labor de información, divulgación y prevención al mantener una campaña constante entre todos los grupos sociales e institucionales para que incrementen su preparación y respuesta ante situaciones de emergencia de origen sísmico por lo que una parte importante de los recursos financieros y materiales se encuentran dirigidos "al fomento de una adecuada cultura nacional ante el riesgo sísmico".

Es así como la política presupuestaria está soportada por la utilización de los recursos en una doble vertiente, como son, por una parte la obtención del conocimiento e información sobre las características sísmicas de nuestro país y por la otra, la divulgación y preparación de las personas e infraestructura para enfrentar la posibilidad de una situación sísmica.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**11.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.000.000
Del sector público	11.000.000
Transferencias corrientes internas recibidas del sector público	11.000.000
De la República	11.000.000
INGRESOS DE CAPITAL	**760.752**
RECURSOS PROPIOS DE CAPITAL	760.752
Incremento de la depreciación y amortización acumuladas	760.752
FUENTES DE FINANCIAMIENTO	**2.800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.800.000
Disminución de otros activos financieros	2.800.000
Disminución de disponibilidades	2.800.000
Disminución de Bancos	2.800.000
TOTAL RECURSOS	**14.560.752**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.515.752**
GASTOS DE CONSUMO	14.254.470
Remuneraciones	11.767.400
Sueldos, salarios y otras retribuciones	3.698.733
Beneficios y complementos de sueldos y salarios	4.901.351
Aportes patronales	528.588
Prestaciones sociales y otras indemnizaciones	873.684
Asistencia socioeconómica	1.765.044
Compra de Bienes y servicios	1.726.318
Bienes de consumo	414.278
Servicios no personales	1.312.040
Depreciación y amortización	760.752
TRANSFERENCIAS Y DONACIONES CORRIENTES	261.282
Al sector privado	261.282
Transferencias corrientes al sector privado	261.282
Directas a personas	261.282
Jubilaciones y otros beneficios asociados	261.282
GASTOS DE CAPITAL	**45.000**
INVERSION REAL DIRECTA	45.000
Formación Bruta de Capital Fijo	45.000
Maquinaria, equipos y otros bienes muebles	45.000
TOTAL GASTOS	**14.560.752**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107690	Investigación Destinada a la Actualización y Creación de Normativas Constructivas en el Área de Ingeniería Sismorresistente.	Norma			3				552.000	552.000
107694	Prevención y Mitigación de Riesgo Ante Eventos Adversos.	Instrumento			4.900		9.000.000		1.466.718	10.466.718
TOTAL							**9.000.000**		**2.018.718**	**11.018.718**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.000.000			2.000.000
02	Gestión Administrativa				1.280.752	1.280.752
03	Previsión y Protección Social				261.282	261.282
TOTAL			**2.000.000**		**1.542.034**	**3.542.034**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**49**	**62**		**111**	**3.126.853**	**18.192**	**3.145.045**
Directivo	1	4		5	345.950		345.950
Profesional y Técnico	20	26		46	1.404.991		1.404.991
Personal Administrativo	18	13		31	468.627	1.296	469.923
Personal de Investigación	10	19		29	907.285	16.896	924.181
Personal Fijo a Tiempo Parcial	**3**	**4**		**7**	**40.656**		**40.656**
Personal Administrativo	3	4		7	40.656		40.656
Personal Contratado	**8**	**5**		**13**	**419.024**		**419.024**
Profesional y Técnico	8	5		13	419.024		419.024
TOTAL	**60**	**71**		**131**	**3.586.533**	**18.192**	**3.604.725**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**	**2**	**3**	**261.282**
Empleados	1	2	3	261.282
TOTAL	**1**	**2**	**3**	**261.282**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.767.400
4.02	Materiales, suministros y mercancías	414.278
4.03	Servicios no personales	1.312.040
4.04	Activos reales	45.000
4.07	Transferencias y donaciones	261.282
4.08	Otros gastos	760.752
	TOTAL	**14.560.752**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**11.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	11.000.000
Del sector público	11.000.000
Transferencias corrientes internas recibidas del sector público	11.000.000
De la República	11.000.000
Recursos Ordinarios	9.000.000
Gestión Fiscal	2.000.000
B. GASTOS CORRIENTES	**14.515.752**
GASTOS DE CONSUMO	14.254.470
Remuneraciones	11.767.400
Sueldos, salarios y otras retribuciones	3.698.733
Beneficios y complementos de sueldos y salarios	4.901.351
Aportes patronales	528.588
Prestaciones sociales y otras indemnizaciones	873.684
Asistencia socioeconómica	1.765.044
Compra de Bienes y servicios	1.726.318
Bienes de consumo	414.278
Servicios no personales	1.312.040
Depreciación y amortización	760.752
TRANSFERENCIAS Y DONACIONES CORRIENTES	261.282
Al sector privado	261.282
Transferencias corrientes al sector privado	261.282
Directas a personas	261.282
Jubilaciones y otros beneficios asociados	261.282
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(3.515.752)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(2.755.000)**
RECURSOS PROPIOS DE CAPITAL	(2.755.000)
Ahorro/ Desahorro en Cuenta Corriente	(3.515.752)
Incremento de la depreciación y amortización acumuladas	760.752
B. GASTOS DE CAPITAL	**45.000**
INVERSIÓN REAL DIRECTA	45.000
Formación Bruta de Capital Fijo	45.000
Maquinaria, equipos y otros bienes muebles	45.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.800.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.800.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.800.000
Disminución de otros activos financieros	2.800.000
Disminución de disponibilidades	2.800.000
Disminución de Bancos	2.800.000
B. APLICACIONES FINANCIERAS	**2.800.000**
DÉFICIT FINANCIERO	2.800.000

A0382

Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

FUNDACIÓN CENTRO DE INVESTIGACIONES DE ASTRONOMÍA FRANCISCO DUARTE (CIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La necesidad de convertir a la Fundación Centro de Investigaciones de Astronomía Francisco Duarte CIDA en un centro de investigación orientado en la dirección que exigen las actuales políticas de Estado en Materia de Ciencia, Tecnología e Innovación, las cuales se encuentran expresadas en el Plan de Desarrollo Económico y Social de la Nación 2007 -2013, teniendo su asiento natural en tres (03) aspectos fundamentales, emanados de los objetivos básicos de la Fundación, y en los que este Centro juega un papel relevante dentro del sistema nacional de ciencia y tecnología, como lo es: la creación del conocimiento y desarrollo científico – técnico, estimulando la creación de nuevos talentos en la disciplina científica y por último, la divulgación y promoción social de la ciencia entre todas las comunidades dirigida hacia la meta de la sociedad del conocimiento.

Se plantean para el año 2010 los siguientes objetivos:

- Estimular el intercambio técnico y científico entre instituciones similares nacionales o extranjeras.

- Contribuir con el perfeccionamiento profesional de los astrónomos del país, así como el fortalecimiento de la formación de talento humano, apoyando a estudiantes de pre y postgrado en programas de formación y actualización.

- Difundir y popularizar la astronomía entre el público en general, especialmente en los escolares de los diferentes niveles del sistema educativo del país.

En atención a los objetivos se prevé realizar las acciones que se mencionan:

- Elaborar programas educativos y formativos, dirigidos a todos los niveles educativos, utilizando la astronomía como vehículo para llevar la ciencia a la gente, generando también motivaciones hacia la ciencia en niños jóvenes y adultos.

- Promover la cooperación científica técnica con instituciones nacionales o extranjeras que permitan la generación de nuevos conocimientos en el área, la transferencia de tecnología que contribuyan con nuestra independencia tecnológica y desarrollo endógeno.

- Promover la integración de la Fundación con las comunidades de su entorno, para fortalecer el sistema de organización social compuesto por los consejos comunales, cooperativas y otras organizaciones sociales, coadyuvando con el mejor cumplimiento de las políticas públicas nacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**15.223.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	223.000
Venta de servicios	223.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.000.000
Del sector público	15.000.000
Transferencias corrientes internas recibidas del sector público	15.000.000
De la República	15.000.000
INGRESOS DE CAPITAL	**132.000**
RECURSOS PROPIOS DE CAPITAL	**132.000**
Incremento de la depreciación y amortización acumuladas	132.000
FUENTES DE FINANCIAMIENTO	**200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**200.000**
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de caja	200.000
TOTAL RECURSOS	**15.555.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**14.621.973**
GASTOS DE CONSUMO	14.015.145
Remuneraciones	11.898.272
Sueldos, salarios y otras retribuciones	3.677.105
Beneficios y complementos de sueldos y salarios	5.143.698
Aportes patronales	522.769
Prestaciones sociales y otras indemnizaciones	1.117.920
Asistencia socioeconómica	1.436.780
Compra de Bienes y servicios	1.984.873
Bienes de consumo	541.532
Servicios no personales	1.443.341
Depreciación y amortización	132.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	606.828
Al sector privado	597.328
Transferencias corrientes al sector privado	580.328
Directas a personas	580.328
Pensiones y otros beneficios asociados	147.751
Jubilaciones y otros beneficios asociados	399.177
Otras transferencias directas a personas	33.400
Donaciones corrientes al sector privado	17.000
Donaciones a personas	9.000
Donaciones a instituciones sin fines de lucro	8.000
Al sector externo	9.500
Transferencias corrientes al exterior	9.500
A organismos internacionales	9.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**933.027**
INVERSIÓN REAL DIRECTA	**933.027**
Formación Bruta de Capital Fijo	933.027
Maquinaria, equipos y otros bienes muebles	933.027
TOTAL GASTOS	**15.555.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107661	Popularización, Socialización , Educación y Divulgación de la Astronomía y Astrofísica y Ciencias del Espacio, para su Apropiación por Parte de la Comunidad	Beneficiario			40.000		3.095.012			3.095.012
107728	Investigación, Desarrollo e Innovación Tecnológica para Realizar el Estudio de la Tierra y el Espacio (Ambiente y Territorio Nacional) y su Aplicación al Sector Industrial	Prototipo			5		8.060.502			8.060.502
	TOTAL						**11.155.514**			**11.155.514**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.549.046			2.549.046
02	Gestión Administrativa	423.000	748.512		132.000	1.303.512
03	Previsión y Protección Social		546.928			546.928
	TOTAL	**423.000**	**3.844.486**		**132.000**	**4.399.486**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**37**	**66**		**103**	**2.662.278**	**529.047**	**3.191.325**
Directivo		5		5	235.344	11.976	247.320
Profesional y Técnico	13	34		47	1.390.123	246.145	1.636.268
Personal Administrativo	12	4		16	224.033	44.964	268.997
Personal de Investigación	2	4		6	436.692		436.692
Obrero	10	19		29	376.086	225.962	602.048
Personal Contratado	**5**	**1**		**6**	**140.000**		**140.000**
Profesional y Técnico	4	1		5	99.200		99.200
Personal de Investigación	1			1	40.800		40.800
TOTAL	**42**	**67**		**109**	**2.802.278**	**529.047**	**3.331.325**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**2**		**2**	**147.751**
Obreros	1		1	51.868
Empleados	1		1	95.883
Jubilados	**3**	**1**	**4**	**399.177**
Empleados	3	1	4	399.177
TOTAL	**5**	**1**	**6**	**546.928**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.898.272
4.02	Materiales, suministros y mercancías	541.532
4.03	Servicios no personales	1.443.341
4.04	Activos reales	933.027
4.07	Transferencias y donaciones	606.828
4.08	Otros gastos	132.000
	TOTAL	**15.555.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**15.223.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.000.000
Del sector público	15.000.000
Transferencias corrientes internas recibidas del sector público	15.000.000
De la República	15.000.000
Recursos Ordinarios	11.000.000
Gestión Fiscal	4.000.000
Ingresos por la venta de bienes y servicios de la administración pública	223.000
Venta de servicios	223.000
B. GASTOS CORRIENTES	**14.621.973**
GASTOS DE CONSUMO	14.015.145
Remuneraciones	11.898.272
Sueldos, salarios y otras retribuciones	3.677.105
Beneficios y complementos de sueldos y salarios	5.143.698
Aportes patronales	522.769
Prestaciones sociales y otras indemnizaciones	1.117.920
Asistencia socioeconómica	1.436.780
Compra de Bienes y servicios	1.984.873
Bienes de consumo	541.532
Servicios no personales	1.443.341
Depreciación y amortización	132.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	606.828
Al sector privado	597.328
Transferencias corrientes al sector privado	580.328
Directas a personas	580.328
Pensiones y otros beneficios asociados	147.751
Jubilaciones y otros beneficios asociados	399.177
Otras transferencias directas a personas	33.400
Donaciones corrientes al sector privado	17.000
Donaciones a personas	9.000
Donaciones a instituciones sin fines de lucro	8.000
Al sector externo	9.500
Transferencias corrientes al exterior	9.500
A organismos internacionales	9.500
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**601.027**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**733.027**
RECURSOS PROPIOS DE CAPITAL	733.027
Ahorro/ Desahorro en Cuenta Corriente	601.027
Incremento de la depreciación y amortización acumuladas	132.000
B. GASTOS DE CAPITAL	**933.027**
INVERSIÓN REAL DIRECTA	933.027
Formación Bruta de Capital Fijo	933.027
Maquinaria, equipos y otros bienes muebles	933.027
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(200.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	200.000
Disminución de otros activos financieros	200.000
Disminución de disponibilidades	200.000
Disminución de caja	200.000
B. APLICACIONES FINANCIERAS	**200.000**
DÉFICIT FINANCIERO	200.000

A0405

Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Lara
(Fundacite-Lara)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO LARA (FUNDACITE LARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, se creó mediante Decreto Presidencial N° 1307 del 27 de noviembre de 1981, con el objetivo de promover, participar y estimular el desarrollo y fortalecimiento de la investigación científica y tecnológica en dicho Estado, en función de las directrices que el Ministerio de adscripción le indique, enmarcadas dentro de los objetivos y estrategias del Proyecto Nacional Simón Bolívar-Primer Plan Socialista (PPS) 2007-2013.

POLÍTICA DE FINANCIAMIENTO

Para el año 2010 se estima un presupuesto de Bs.13.450.000, que proviene de las siguientes fuentes: un aporte del Ejecutivo Nacional, a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias por la cantidad de Bs.2.562.539; Bs.7.292.388 de los entes descentralizados sin fines empresariales; del Ejecutivo Estadal Bs. 2.195.073; de la disminución de disponibilidades en bancos Bs.1.100.000 y Bs. 300.000 por el incremento de la depreciación y amortización acumulada.

POLÍTICA DE GASTOS

Fundacite Lara, como organismo promotor de la ciencia y la tecnología en el Estado, afianzará su papel articulador entre las políticas nacionales y las regionales buscando una relación efectiva entre la oferta y demanda científico-tecnológica, que redunde en soluciones a las necesidades del estado.

En tal sentido, destinará Bs. 9.654.250 para financiar los siguientes proyectos: Fortalecimiento de las Redes Socialistas de Innovación Productivas como apoyo a la industria y estrategia de visibilidad de la ciencia, tecnología e innovación en el Estado Lara Bs. 4.125.595; y Gestión de Ciencia, Tecnología e Innovación para el Desarrollo Industrial Regional, Bs. 5.528.655; en tanto que para la ejecución de las acciones centralizadas, se estimó un monto de Bs. 3.795.750.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**12.050.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.050.000
Del sector público	12.050.000
Transferencias corrientes internas recibidas del sector público	12.050.000
De la República	2.562.539
De los entes descentralizados sin fines empresariales	7.292.388
Del Poder Estadal	2.195.073
INGRESOS DE CAPITAL	**300.000**
RECURSOS PROPIOS DE CAPITAL	**300.000**
Incremento de la depreciación y amortización acumuladas	300.000
FUENTES DE FINANCIAMIENTO	**1.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.100.000**
Disminución de otros activos financieros	1.100.000
Disminución de disponibilidades	1.100.000
Disminución de Bancos	1.100.000
TOTAL RECURSOS	**13.450.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**11.244.270**
GASTOS DE CONSUMO	8.732.642
Remuneraciones	3.923.220
Sueldos, salarios y otras retribuciones	1.290.523
Beneficios y complementos de sueldos y salarios	1.367.368
Aportes patronales	218.946
Prestaciones sociales y otras indemnizaciones	403.632
Asistencia socioeconómica	642.751
Compra de Bienes y servicios	4.509.422
Bienes de consumo	1.487.644
Servicios no personales	3.021.778
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.511.628
Al sector privado	2.511.628
Transferencias corrientes al sector privado	86.295
Directas a personas	86.295
Jubilaciones y otros beneficios asociados	86.295
Donaciones corrientes al sector privado	2.425.333
Donaciones a personas	1.065.333
Donaciones a instituciones sin fines de lucro	1.360.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**1.705.730**
INVERSIÓN REAL DIRECTA	**1.705.730**
Formación Bruta de Capital Fijo	1.705.730
Maquinaria, equipos y otros bienes muebles	453.000
Construcciones de bienes de dominio privado	1.252.730
APLICACIONES FINANCIERAS	**500.000**
DISMINUCIÓN DE PASIVOS	**500.000**
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
TOTAL GASTOS	**13.450.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
108043	Fortalecimiento de las Redes Socialistas de Innovación Productivas como apoyo a la industria y estrategia de visibilidad de la ciencia, tecnología e innovación en el estado Lara.	Proceso			28		824.407		3.301.188	4.125.595
108089	Gestión de ciencia, tecnología e innovación para el desarrollo industrial regional.	Actividad en CTI			14		712.676		4.815.979	5.528.655
	TOTAL						**1.537.083**		**8.117.167**	**9.654.250**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		939.161		1.370.294	2.309.455
02	Gestión Administrativa				1.400.000	1.400.000
03	Previsión y Protección Social		86.295			86.295
	TOTAL		**1.025.456**		**2.770.294**	**3.795.750**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**26**	**15**	**3**	**44**	**1.177.760**		**1.177.760**
Directivo	1	1		2	110.316		110.316
Profesional y Técnico	8	8	1	17	599.096		599.096
Personal Administrativo	16	6	2	24	452.292		452.292
Obrero	1			1	16.056		16.056
Personal Contratado	**3**	**1**	**3**	**7**	**97.163**		**97.163**
Profesional y Técnico	3	1	1	5	91.411		91.411
Personal Administrativo			2	2	5.752		5.752
TOTAL	**29**	**16**	**6**	**51**	**1.274.923**		**1.274.923**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**1**		**1**	**38.513**
Empleados	1		1	38.513
TOTAL	**1**		**1**	**38.513**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.923.220
4.02	Materiales, suministros y mercancías	1.487.644
4.03	Servicios no personales	3.021.778
4.04	Activos reales	1.705.730
4.07	Transferencias y donaciones	2.511.628
4.08	Otros gastos	300.000
4.11	Disminución de pasivos	500.000
	TOTAL	**13.450.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**12.050.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.050.000
Del sector público	12.050.000
Transferencias corrientes internas recibidas del sector público	12.050.000
De la República	2.562.539
Recursos Ordinarios	2.562.539
De los entes descentralizados sin fines empresariales	7.292.388
Del Poder Estadal	2.195.073
B. GASTOS CORRIENTES	**11.244.270**
GASTOS DE CONSUMO	8.732.642
Remuneraciones	3.923.220
Sueldos, salarios y otras retribuciones	1.290.523
Beneficios y complementos de sueldos y salarios	1.367.368
Aportes patronales	218.946
Prestaciones sociales y otras indemnizaciones	403.632
Asistencia socioeconómica	642.751
Compra de Bienes y servicios	4.509.422
Bienes de consumo	1.487.644
Servicios no personales	3.021.778
Depreciación y amortización	300.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.511.628
Al sector privado	2.511.628
Transferencias corrientes al sector privado	86.295
Directas a personas	86.295
Jubilaciones y otros beneficios asociados	86.295
Donaciones corrientes al sector privado	2.425.333
Donaciones a personas	1.065.333
Donaciones a instituciones sin fines de lucro	1.360.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**805.730**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.105.730**
RECURSOS PROPIOS DE CAPITAL	1.105.730
Ahorro/ Desahorro en Cuenta Corriente	805.730
Incremento de la depreciación y amortización acumuladas	300.000
B. GASTOS DE CAPITAL	**1.705.730**
INVERSIÓN REAL DIRECTA	1.705.730
Formación Bruta de Capital Fijo	1.705.730
Maquinaria, equipos y otros bienes muebles	453.000
Construcciones de bienes de dominio privado	1.252.730
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(600.000)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.100.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.100.000
Disminución de otros activos financieros	1.100.000
Disminución de disponibilidades	1.100.000
Disminución de Bancos	1.100.000
B. APLICACIONES FINANCIERAS	**1.100.000**
DISMINUCIÓN DE PASIVOS	500.000
Disminución de cuentas y efectos por pagar	500.000
Disminución de cuentas y efectos por pagar a corto plazo	500.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
DÉFICIT FINANCIERO	600.000

A0429
Fundación Centro Nacional
de Tecnología Química
(CNTQ)

FUNDACIÓN CENTRO NACIONAL DE TECNOLOGÍA QUÍMICA (CNTQ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Centro Nacional de Tecnología Química, tiene como misión promover y apoyar proyectos conjuntos de Investigación, Desarrollo e Innovación (I+D+i), entre el sector académico y el empresarial, con el objetivo de satisfacer necesidades y generar soluciones a problemas productivos, ambientales y de calidad de las industrias de procesos y así contribuir al desarrollo sustentable. Con esta misión el CNTQ, precisa desarrollar una política presupuestaria dinámica que permita captar recursos de diversos ámbitos públicos y privados y distribuirlos eficientemente en la promoción de las actividades de investigación, desarrollo e innovación. La nueva institucionalidad de la ciencia y la tecnología que se construye a partir de la Ley Orgánica de Ciencia, Tecnología e Innovación (LOCTI) abre importantes oportunidades para alcanzar tales propósitos.

A los efectos de dar cumplimiento a los objetivos de la Fundación, se ejecutarán dos (2) Proyectos:

- "Gestión de la Investigación y Desarrollo en Sectores Industriales Prioritarios", con una asignación financiera de Bs. 1.129.928, tendentes a desarrollar Proyectos de Investigación Desarrollo e Innovación que fortalezcan las capacidades tecno-productivas de las industrias de procesos para consolidar la soberanía tecnológica (sectores Química, Petroquímica y de Pulpa de Papel).

- "Gestión Integral e Innovación en la Industria de Procesos (química, y agroalimentos)", demandando recursos por un monto de Bs. 1.231.716, teniendo por finalidad, incrementar la productividad y sustentabilidad de las industrias de procesos mediante la implantación de sistemas de gestión en tecnología, calidad, seguridad y ambiente en las empresas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.500.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.500.000
Del sector público	4.500.000
Transferencias corrientes internas recibidas del sector público	4.500.000
De la República	3.000.000
De los entes descentralizados sin fines empresariales	1.500.000
INGRESOS DE CAPITAL	**10.000**
RECURSOS PROPIOS DE CAPITAL	**10.000**
Incremento de la depreciación y amortización acumuladas	10.000
TOTAL RECURSOS	**4.510.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**4.490.000**
GASTOS DE CONSUMO	4.490.000
Remuneraciones	3.688.444
Sueldos, salarios y otras retribuciones	1.073.076
Beneficios y complementos de sueldos y salarios	1.961.469
Aportes patronales	214.007
Prestaciones sociales y otras indemnizaciones	287.031
Asistencia socioeconómica	152.861
Compra de Bienes y servicios	791.556
Bienes de consumo	268.446
Servicios no personales	523.110
Depreciación y amortización	10.000
GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	**20.000**
Formación Bruta de Capital Fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
TOTAL GASTOS	**4.510.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107669	Gestión de la Investigación y Desarrollo en Sectores Industriales Prioritarios	Proyecto			8		829.928		300.000	1.129.928
107697	Gestión Integral de Innovación en la Industria de Procesos (Química y Agroalimentos)	Empresa			19		504.529		727.187	1.231.716
	TOTAL						**1.334.457**		**1.027.187**	**2.361.644**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.665.543		399.703	2.065.246
02	Gestión Administrativa	10.000			73.110	83.110
03	Previsión y Protección Social					
	TOTAL	**10.000**	**1.665.543**		**472.813**	**2.148.356**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**17**	**13**		**30**	**939.876**	**509.538**	**1.449.414**
Directivo		2		2	156.288	78.144	234.432
Profesional y Técnico	8	5		13	352.656	176.328	528.984
Personal Administrativo	9	6		15	430.932	255.066	685.998
Personal Contratado	**3**	**1**		**4**	**133.200**		**133.200**
Profesional y Técnico	3	1		4	133.200		133.200
TOTAL	**20**	**14**		**34**	**1.073.076**	**509.538**	**1.582.614**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	3.688.444
4.02	Materiales, suministros y mercancías	268.446
4.03	Servicios no personales	523.110
4.04	Activos reales	20.000
4.08	Otros gastos	10.000
	TOTAL	**4.510.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.500.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	4.500.000
Del sector público	4.500.000
Transferencias corrientes internas recibidas del sector público	4.500.000
De la República	3.000.000
Recursos Ordinarios	3.000.000
De los entes descentralizados sin fines empresariales	1.500.000
B. GASTOS CORRIENTES	**4.490.000**
GASTOS DE CONSUMO	4.490.000
Remuneraciones	3.688.444
Sueldos, salarios y otras retribuciones	1.073.076
Beneficios y complementos de sueldos y salarios	1.961.469
Aportes patronales	214.007
Prestaciones sociales y otras indemnizaciones	287.031
Asistencia socioeconómica	152.861
Compra de Bienes y servicios	791.556
Bienes de consumo	268.446
Servicios no personales	523.110
Depreciación y amortización	10.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**10.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**20.000**
RECURSOS PROPIOS DE CAPITAL	20.000
Ahorro/ Desahorro en Cuenta Corriente	10.000
Incremento de la depreciación y amortización acumuladas	10.000
B. GASTOS DE CAPITAL	**20.000**
INVERSIÓN REAL DIRECTA	20.000
Formación Bruta de Capital Fijo	20.000
Maquinaria, equipos y otros bienes muebles	20.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0430

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Amazonas
(Fundacite-Amazonas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO AMAZONAS (FUNDACITE AMAZONAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite Amazonas), fue creada por Decreto Nº 3.931 de fecha 20 de septiembre de 2005, publicado en Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.277 de fecha 21 de septiembre de 2005, en el cual se establece como objetivo principal promover, apoyar, fortalecer y contribuir al desarrollo del Sistema de Ciencia, Tecnología e Innovación; integrando las capacidades, expectativas y necesidades de todos los sectores de la sociedad del Estado Amazonas, fomentando procesos participativos y autogestionados de acuerdo a los lineamientos planteados por el Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, al cual se encuentra adscrito.

POLÍTICA DE FINANCIAMIENTO

Los recursos presupuestarios para la fundación en el año 2010, se estiman en Bs. 2.629.038, cuyas fuentes de financiamiento provienen en un monto de Bs. 2.623.038, por los aportes del Ejecutivo Nacional a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, y por la cantidad de Bs. 6.000 del incremento de la depreciación acumulada.

POLÍTICA DE GASTOS

La Política del Gasto de la Fundación para el año 2010, estará orientada principalmente a ejecutar los planes y proyectos para el desarrollo científico y tecnológico en el Estado Amazonas, en correspondencia con las directrices del Proyecto Nacional Simón Bolívar - Primer Plan Socialista (PPS) de Desarrollo Económico y Social de la Nación 2007 - 2013, en el marco del Plan de Ciencia y Tecnología del Estado Amazonas.

En este sentido, se prevén recursos para financiar los siguientes proyectos: Sala interinstitucional de proyectos para el desarrollo endógeno, socialista y sustentable del Estado Amazonas, por la cantidad de Bs. 217.561; para la Innovación, capacitación y transferencia tecnológica para el desarrollo endógeno en un monto de Bs. 618.004, los cuales incidirán en el desarrollo Científico y Tecnológico del Estado, y para las acciones centralizadas se estimó un monto de Bs. 1.866.227.

POLÍTICA DE COBERTURA

Los proyectos enmarcados en los objetivos estratégicos nacionales y regionales se orientan a fortalecer la capacidad productiva de las Redes Socialistas de Innovación Productiva y mejoramiento de los procesos de presentación y mercadeo de sus productos; y a incrementar las capacidades en ciencia, tecnología, e innovación, en las comunidades del Estado Amazonas, y capacitar a los productores de las Redes Socialistas de Innovación Productiva del Estado Amazonas en cultivos tradicionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.623.038**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.623.038**
Del sector público	2.623.038
Transferencias corrientes internas recibidas del sector público	2.623.038
De la República	2.623.038
INGRESOS DE CAPITAL	**6.000**
RECURSOS PROPIOS DE CAPITAL	**6.000**
Incremento de la depreciación y amortización acumuladas	6.000
TOTAL RECURSOS	**2.629.038**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.189.171**
GASTOS DE CONSUMO	**2.189.171**
Remuneraciones	1.653.612
Sueldos, salarios y otras retribuciones	1.398.104
Aportes patronales	37.380
Prestaciones sociales y otras indemnizaciones	218.128
Compra de Bienes y servicios	529.559
Bienes de consumo	128.458
Servicios no personales	401.101
Depreciación y amortización	6.000
GASTOS DE CAPITAL	**152.252**
INVERSIÓN REAL DIRECTA	**152.252**
Formación Bruta de Capital Fijo	152.252
Maquinaria, equipos y otros bienes muebles	152.252
APLICACIONES FINANCIERAS	**287.615**
DISMINUCIÓN DE PASIVOS	**287.615**
Disminución de cuentas y efectos por pagar	287.615
Disminución de otras cuentas y efectos por pagar	287.615
Disminución de obligaciones de ejercicios anteriores	287.615
TOTAL GASTOS	**2.629.038**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108095	Sala Interinstitucional de proyectos para el desarrollo endógeno socialista y sustentable del Estado Amazonas	Sala Situacional			1		144.807			144.807
108099	Innovación, capacitación y transferencia tecnológica para el desarrollo endógeno.	Redes Socialistas de Innovación Productiva (Rsip)			14		618.004			618.004
	TOTAL						**762.811**			**762.811**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.187.364			1.187.364
02	Gestión Administrativa		672.863		6.000	678.863
03	Previsión y Protección Social					
TOTAL			**1.860.227**		**6.000**	**1.866.227**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**7**	**1**	**15**	**330.264**	**218.664**	**548.928**
Directivo	1	1		2	74.292	57.205	131.497
Profesional y Técnico	4	5	1	10	213.768	144.467	358.235
Personal Administrativo	1			1	16.308	5.664	21.972
Obrero	1	1		2	25.896	11.328	37.224
Personal Fijo a Tiempo Parcial	**2**	**13**		**15**	**325.800**	**21.600**	**347.400**
Profesional y Técnico	1	12		13	283.200	14.400	297.600
Personal Administrativo	1	1		2	42.600	7.200	49.800
TOTAL	**9**	**20**	**1**	**30**	**656.064**	**240.264**	**896.328**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.653.612
4.02	Materiales, suministros y mercancías	128.458
4.03	Servicios no personales	401.101
4.04	Activos reales	152.252
4.08	Otros gastos	6.000
4.11	Disminución de pasivos	287.615
	TOTAL	**2.629.038**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.623.038**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.623.038
Del sector público	2.623.038
Transferencias corrientes internas recibidas del sector público	2.623.038
De la República	2.623.038
Recursos Ordinarios	2.623.038
B. GASTOS CORRIENTES	**2.189.171**
GASTOS DE CONSUMO	2.189.171
Remuneraciones	1.653.612
Sueldos, salarios y otras retribuciones	1.398.104
Aportes patronales	37.380
Prestaciones sociales y otras indemnizaciones	218.128
Compra de Bienes y servicios	529.559
Bienes de consumo	128.458
Servicios no personales	401.101
Depreciación y amortización	6.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**433.867**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**439.867**
RECURSOS PROPIOS DE CAPITAL	439.867
Ahorro/ Desahorro en Cuenta Corriente	433.867
Incremento de la depreciación y amortización acumuladas	6.000
B. GASTOS DE CAPITAL	**152.252**
INVERSIÓN REAL DIRECTA	152.252
Formación Bruta de Capital Fijo	152.252
Maquinaria, equipos y otros bienes muebles	152.252
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**287.615**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**287.615**
SUPERÁVIT FINANCIERO	287.615
B. APLICACIONES FINANCIERAS	**287.615**
DISMINUCIÓN DE PASIVOS	287.615
Disminución de cuentas y efectos por pagar	287.615
Disminución de otras cuentas y efectos por pagar	287.615
Disminución de obligaciones de ejercicios anteriores	287.615

A0431
Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Apure
(Fundacite-Apure)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO APURE (FUNDACITE APURE)

POLÍTICA PRESUPUESTARIA

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite Apure), establece como sus objetivos para el ejercicio fiscal 2010, la promoción y divulgación de la ciencia y tecnología en el estado Apure; así como, la formación de talentos en el manejo de software libre, el apoyo a las redes socialistas de innovación productiva, la inventiva popular y la ejecución del Plan Nacional de Alfabetización Tecnológica.

POLÍTICA DE FINANCIAMIENTO

A fin de cumplir con sus objetivos, Fundacite- Apure, tiene asignado recursos por Bs. 4.153.842, cuyo origen es el siguiente: Transferencias Corrientes Internas provenientes de la República, por intermedio del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, la cantidad de Bs. 2.749.469; por disminución de caja y bancos, la cantidad de Bs.1.354.373, y por incremento de la depreciación acumulada Bs. 50.000.

POLÍTICA DE GASTOS

Los precitados recursos serán distribuidos de la siguiente manera: Bs. 1.880.639 para la ejecución de dos (2) proyectos y para las acciones centralizadas Bs. 2.273.203. Estas acciones contribuirán al funcionamiento del ente, tanto en materia de gestión administrativa como de operatividad; toda vez que, se hace necesario la utilización de recursos humanos, materiales y servicios que servirán como soporte institucional a que los proyectos a desarrollarse en el Estado, cumplan su cometido.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

La Fundacite Apure prevé para el año 2010, orientar sus proyectos fundamentalmente a la atención de las necesidades detectadas en su jurisdicción; a tal efecto, desarrollará y fomentará la articulación y gestión de actores, financiamiento, capacitación en software libre y calidad de la educación tecnológica. A este proyecto se destinará la cantidad de Bs. 1.027.273. A la promoción de redes socialistas de innovación productiva, como apoyo a la industria y estrategias de visibilidad de la ciencia, tecnología e innovación, Bs. 853.366. La ejecución de estos proyectos, permitirán satisfacer de manera oportuna y eficaz, las necesidades de la colectividad en materia de ciencia, tecnología e innovación.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.749.469**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.749.469
Del sector público	2.749.469
Transferencias corrientes internas recibidas del sector público	2.749.469
De la República	2.749.469
INGRESOS DE CAPITAL	**50.000**
RECURSOS PROPIOS DE CAPITAL	**50.000**
Incremento de la depreciación y amortización acumuladas	50.000
FUENTES DE FINANCIAMIENTO	**1.354.373**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.354.373**
Disminución de otros activos financieros	1.354.373
Disminución de disponibilidades	1.354.373
Disminución de caja	1.354.373
TOTAL RECURSOS	**4.153.842**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.480.676**
GASTOS DE CONSUMO	2.126.303
Remuneraciones	1.190.200
Sueldos, salarios y otras retribuciones	909.512
Beneficios y complementos de sueldos y salarios	280.688
Compra de Bienes y servicios	886.103
Bienes de consumo	470.000
Servicios no personales	416.103
Depreciación y amortización	50.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.354.373
Al sector privado	1.354.373
Transferencias corrientes al sector privado	1.354.373
Otras transferencias corrientes internas al sector privado	1.354.373
GASTOS DE CAPITAL	**673.166**
INVERSIÓN REAL DIRECTA	**673.166**
Formación Bruta de Capital Fijo	673.166
Maquinaria, equipos y otros bienes muebles	472.483
Construcciones de bienes de dominio privado	200.683
TOTAL GASTOS	**4.153.842**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107751	Articulación y Gestión de Actores, Financiamiento, Capacitación en Software Libre y calidad de la Educación Tecnológica	Comunidad De Conocimiento			6.300		1.027.273			1.027.273
107878	Redes Socialistas de Innovación Productiva como apoyo a la industria y estrategias de visibilidad de la Ciencia, Tecnología e Innovación.	Comunidad De Conocimiento			1.440		853.366			853.366
	TOTAL						**1.880.639**			**1.880.639**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		700.000			700.000
02	Gestión Administrativa	1.354.373	168.830		50.000	1.573.203
03	Previsión y Protección Social					
	TOTAL	**1.354.373**	**868.830**		**50.000**	**2.273.203**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**12**		**23**	**615.000**	**30.600**	**645.600**
Directivo	3	1		4	160.000		160.000
Profesional y Técnico	6	9		15	329.784	30.600	360.384
Personal Administrativo	2	1		3	113.000		113.000
Obrero		1		1	12.216		12.216
Personal Contratado	**7**	**7**		**14**	**269.000**		**269.000**
Profesional y Técnico	7	4		11	230.000		230.000
Obrero		3		3	39.000		39.000
TOTAL	**18**	**19**		**37**	**884.000**	**30.600**	**914.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.190.200
4.02	Materiales, suministros y mercancías	470.000
4.03	Servicios no personales	416.103
4.04	Activos reales	673.166
4.07	Transferencias y donaciones	1.354.373
4.08	Otros gastos	50.000
	TOTAL	**4.153.842**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.749.469**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.749.469
Del sector público	2.749.469
Transferencias corrientes internas recibidas del sector público	2.749.469
De la República	2.749.469
Recursos Ordinarios	2.749.469
B. GASTOS CORRIENTES	**3.480.676**
GASTOS DE CONSUMO	2.126.303
Remuneraciones	1.190.200
Sueldos, salarios y otras retribuciones	909.512
Beneficios y complementos de sueldos y salarios	280.688
Compra de Bienes y servicios	886.103
Bienes de consumo	470.000
Servicios no personales	416.103
Depreciación y amortización	50.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.354.373
Al sector privado	1.354.373
Transferencias corrientes al sector privado	1.354.373
Otras transferencias corrientes internas al sector privado	1.354.373
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(731.207)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(681.207)**
RECURSOS PROPIOS DE CAPITAL	(681.207)
Ahorro/ Desahorro en Cuenta Corriente	(731.207)
Incremento de la depreciación y amortización acumuladas	50.000
B. GASTOS DE CAPITAL	**673.166**
INVERSIÓN REAL DIRECTA	673.166
Formación Bruta de Capital Fijo	673.166
Maquinaria, equipos y otros bienes muebles	472.483
Construcciones de bienes de dominio privado	200.683
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.354.373)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.354.373**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.354.373
Disminución de otros activos financieros	1.354.373
Disminución de disponibilidades	1.354.373
Disminución de caja	1.354.373
B. APLICACIONES FINANCIERAS	**1.354.373**
DÉFICIT FINANCIERO	1.354.373

A0432

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Barinas
(Fundacite-Barinas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO BARINAS (FUNDACITE-BARINAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas), es una institución sin fines de lucro, con personalidad jurídica, creada mediante Decreto Presidencial Nº 3.931 de fecha 20-09-2005, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.277 del 21-09-2005, en la cual se establece como objetivo promover, apoyar, fortalecer y contribuir al desarrollo regional del Sistema Nacional de Ciencia, Tecnología e Innovación, representando, coordinando y ejecutando las políticas, planes, programas y actividades emanadas del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, según lo previsto en La Ley Orgánica de Ciencia y Tecnología y el Plan Nacional de Ciencia, Tecnología e Innovación, así como articular las capacidades, potencialidades, expectativas y necesidades de todos los ciudadanos y ciudadanas en la nueva institucionalidad del Estado Barinas, mediante procesos participativos y autogestionados de la ciencia, tecnología e innovación.

POLÍTICA DE FINANCIAMIENTO

En cumplimiento de sus objetivos Fundacite-Barinas, tiene asignado para la ejecución de su presupuesto recursos por Bs. 4.094.464, originados por las siguientes fuentes de financiamiento: Bs. 2.894.464 por Transferencia Corriente Interna recibidas de la República, a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias y Bs. 1.200.000 por la Disminución de las Disponibilidades en Caja.

POLÍTICA DE GASTOS

Fundacite-Barinas, dirigirá su línea de acción a la ejecución de dos (2) proyectos por Bs. 2.985.698, discriminados de la siguiente manera: Bs. 2.129.801 al Fortalecimiento del sector socioproductivo, en ciencia, tecnología, innovación e industrias intermedias en el Estado Barinas y Bs. 855.897 para el apoyo a la apropiación social de las Tecnologías de la Información y Comunicación, por parte de organizaciones sociales, instituciones públicas, privadas, unidades de producción social, pequeña y mediana industria y, comunidad en general, en el Estado Barinas y Acciones Centralizadas por un monto de Bs. 1.108.766, a través de las cuales se ejecutarán los gastos de los trabajadores y de gestión administrativa, acciones necesarias para garantizar el funcionamiento de la Institución y darle soporte a los proyectos a desarrollar en el año 2010.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

En el marco del Plan Operativo Anual, la Fundacite Barinas, orientará sus esfuerzos a solventar parte de los problemas identificados en el estado Barinas, basada en los Programas y Áreas de Impacto del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, partiendo de las siete (7) Líneas Generales que conforman el mapa estratégico del Plan de Desarrollo Económico y Social de la Nación 2007-2013. En este orden de ideas, se tiene previsto para el año 2010, iniciar un conjunto de acciones enmarcadas en la participación protagónica de las comunidades organizadas como expresión mínima y genuina del poder popular, que persiguen fortalecer el Sistema de Ciencia, Tecnología e Innovación de dicho Estado, tomando en consideración, además las demandas existentes que pueden ser abordadas a corto plazo por esta Institución, en completa articulación con los demás actores del Sistema.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.894.464**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.894.464**
Del sector público	2.894.464
Transferencias corrientes internas recibidas del sector público	2.894.464
De la República	2.894.464
FUENTES DE FINANCIAMIENTO	**1.200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.200.000**
Disminución de otros activos financieros	1.200.000
Disminución de disponibilidades	1.200.000
Disminución de caja	1.200.000
TOTAL RECURSOS	**4.094.464**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.977.464**
GASTOS DE CONSUMO	**2.777.464**
Remuneraciones	1.960.265
Sueldos, salarios y otras retribuciones	549.765
Beneficios y complementos de sueldos y salarios	771.511
Aportes patronales	67.304
Prestaciones sociales y otras indemnizaciones	210.431
Asistencia socioeconómica	361.254
Compra de Bienes y servicios	817.199
Bienes de consumo	85.605
Servicios no personales	731.594
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.200.000**
Al sector privado	1.200.000
Transferencias corrientes al sector privado	1.200.000
Otras transferencias corrientes internas al sector privado	1.200.000
GASTOS DE CAPITAL	**6.500**
INVERSIÓN REAL DIRECTA	**6.500**
Formación Bruta de Capital Fijo	6.500
Maquinaria, equipos y otros bienes muebles	6.500
APLICACIONES FINANCIERAS	**110.500**
DISMINUCIÓN DE PASIVOS	**110.500**
Disminución de cuentas y efectos por pagar	110.500
Disminución de cuentas y efectos por pagar a corto plazo	110.500
Disminución de aportes patronales y retenciones laborales por pagar	110.500
TOTAL GASTOS	**4.094.464**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108056	Fortalecimiento del sector socioproductivo, en ciencia, tecnología, innovación e industrias intermedias en el Estado Barinas	Institución Fortalecida			29		929.801		1.200.000	2.129.801
108057	Apoyo a la apropiación social de las tecnologías de la información y comunicación, por parte de organizaciones sociales, instituciones públicas, privadas, unidad de producción, pequeña y mediana Industria y comunidad en general en el Estado Barinas.	Capacitación	150	150	300		855.897			855.897
	TOTAL						1.785.698		1.200.000	**2.985.698**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		884.866			884.866
02	Gestión Administrativa		223.900			223.900
03	Previsión y Protección Social					
	TOTAL		**1.108.766**			**1.108.766**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**9**		**21**	**445.865**		**445.865**
Directivo	2			2	73.980		73.980
Profesional y Técnico	8	8		16	336.281		336.281
Personal Administrativo	1			1	12.000		12.000
Obrero	1	1		2	23.604		23.604
Personal Contratado	**1**	**1**		**2**	**79.000**		**79.000**
Profesional y Técnico	1	1		2	79.000		79.000
TOTAL	**13**	**10**		**23**	**524.865**		**524.865**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.960.265
4.02	Materiales, suministros y mercancías	85.605
4.03	Servicios no personales	731.594
4.04	Activos reales	6.500
4.05	Activos financieros	
4.07	Transferencias y donaciones	1.200.000
4.11	Disminución de pasivos	110.500
	TOTAL	**4.094.464**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.894.464**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.894.464
Del sector público	2.894.464
Transferencias corrientes internas recibidas del sector público	2.894.464
De la República	2.894.464
Recursos Ordinarios	2.894.464
B. GASTOS CORRIENTES	**3.977.464**
GASTOS DE CONSUMO	2.777.464
Remuneraciones	1.960.265
Sueldos, salarios y otras retribuciones	549.765
Beneficios y complementos de sueldos y salarios	771.511
Aportes patronales	67.304
Prestaciones sociales y otras indemnizaciones	210.431
Asistencia socioeconómica	361.254
Compra de Bienes y servicios	817.199
Bienes de consumo	85.605
Servicios no personales	731.594
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.200.000
Al sector privado	1.200.000
Transferencias corrientes al sector privado	1.200.000
Otras transferencias corrientes internas al sector privado	1.200.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.083.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(1.083.000)**
RECURSOS PROPIOS DE CAPITAL	(1.083.000)
Ahorro/ Desahorro en Cuenta Corriente	(1.083.000)
B. GASTOS DE CAPITAL	**6.500**
INVERSIÓN REAL DIRECTA	6.500
Formación Bruta de Capital Fijo	6.500
Maquinaria, equipos y otros bienes muebles	6.500
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.089.500)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.200.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.200.000
Disminución de otros activos financieros	1.200.000
Disminución de disponibilidades	1.200.000
Disminución de caja	1.200.000
B. APLICACIONES FINANCIERAS	**1.200.000**
DISMINUCIÓN DE PASIVOS	110.500
Disminución de cuentas y efectos por pagar	110.500
Disminución de cuentas y efectos por pagar a corto plazo	110.500
Disminución de aportes patronales y retenciones laborales por pagar	110.500
DÉFICIT FINANCIERO	1.089.500

A0433

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Cojedes
(Fundacite-Cojedes)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO COJEDES (FUNDACITE-COJEDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Cojedes (Fundacite-Cojedes), tiene como objeto promover, apoyar, fortalecer y contribuir al desarrollo nacional, estadal y local del Sistema de Ciencia y Tecnología e Innovación, representando, coordinando y ejecutando las políticas, planes, programas y actividades que el Ministerio del Poder Popular para Ciencia y Tecnología e Industrias Intermedias le asigne en correspondencia con lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación.

POLÍTICA DE FINANCIAMIENTO

La Fundacite-Cojedes se le estimaron recursos para el ejercicio fiscal 2010 por la cantidad Bs. 3.947.469 cuyas fuentes de financiamiento son las siguientes: por aportes del Ejecutivo Nacional Bs. 2.543.378, por Disminución de caja Bs. 1.363.296, y por el incremento de la depreciación acumulada, la cantidad de Bs. 40.795.

POLÍTICA DE GASTOS

Del monto total del presupuesto se destinarán Bs. 2.600.667 para la ejecución de dos (2) proyectos, los cuales se financian de la siguiente manera: la cantidad de Bs. 1.696.574, para promover las redes socialistas de innovación productiva del Estado Cojedes y Bs. 904.093, para la integración y articulación de los actores del Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI), consejos comunales y sector gubernamental para la construcción de la suprema felicidad social en el Estado Cojedes.

En apoyo a estos proyectos, se ha destinado la cantidad de Bs. 1.346.802 a las acciones centralizadas, correspondiendo a la Dirección y Coordinación de los Gastos de los Trabajadores Bs. 1.014.456 y a la Gestión Administrativa Bs. 332.346, acciones que contemplan los gastos de personal, bienes de consumo, servicios no personales y activos reales necesarios para el funcionamiento de la institución y por ende el acompañamiento en la ejecución de los proyectos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.543.378**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**2.543.378**
Del sector público	2.543.378
Transferencias corrientes internas recibidas del sector público	2.543.378
De la República	2.543.378
INGRESOS DE CAPITAL	**40.795**
RECURSOS PROPIOS DE CAPITAL	**40.795**
Incremento de la depreciación y amortización acumuladas	40.795
FUENTES DE FINANCIAMIENTO	**1.363.296**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**1.363.296**
Disminución de otros activos financieros	1.363.296
Disminución de disponibilidades	1.363.296
Disminución de caja	1.363.296
TOTAL RECURSOS	**3.947.469**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.902.434**
GASTOS DE CONSUMO	**3.102.434**
Remuneraciones	2.059.434
Sueldos, salarios y otras retribuciones	828.381
Beneficios y complementos de sueldos y salarios	710.132
Aportes patronales	75.087
Prestaciones sociales y otras indemnizaciones	187.108
Asistencia socioeconómica	237.283
Otros gastos de personal	21.443
Compra de Bienes y servicios	1.002.205
Bienes de consumo	331.900
Servicios no personales	670.305
Depreciación y amortización	40.795
TRANSFERENCIAS Y DONACIONES CORRIENTES	**800.000**
Al sector privado	800.000
Transferencias corrientes al sector privado	800.000
A empresas privadas	800.000
GASTOS DE CAPITAL	**45.035**
INVERSIÓN REAL DIRECTA	**45.035**
Formación Bruta de Capital Fijo	45.035
Maquinaria, equipos y otros bienes muebles	45.035
TOTAL GASTOS	**3.947.469**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108034	Redes Socialistas de Innovación Productiva del Estado Cojedes	Redes Socialistas De Innovación Productiva (Rsip)			13	842.100	854.474			1.696.574
108121	Integración y Articulación de los Actores del Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI), Consejos Comunales y Sector Gubernamental para la Construcción de la Suprema Felicidad Social en el Estado Cojedes	Comunidad Organizada y Participante			20	229.645	674.448			904.093
TOTAL						**1.071.745**	**1.528.922**			**2.600.667**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.014.456			1.014.456
02	Gestión Administrativa	332.346				332.346
TOTAL		**332.346**	**1.014.456**			**1.346.802**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**8**		**14**	**301.858**		**301.858**
Directivo		2		2	72.900		72.900
Personal Administrativo	6	4		10	196.510		196.510
Obrero		2		2	32.448		32.448
Personal Contratado	**10**	**8**		**18**	**452.925**		**452.925**
Profesional y Técnico	10	7		17	436.701		436.701
Obrero		1		1	16.224		16.224
TOTAL	**16**	**16**		**32**	**754.783**		**754.783**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.059.434
4.02	Materiales, suministros y mercancías	331.900
4.03	Servicios no personales	670.305
4.04	Activos reales	45.035
4.07	Transferencias y donaciones	800.000
4.08	Otros gastos	40.795
	TOTAL	**3.947.469**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.543.378**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.543.378
Del sector público	2.543.378
Transferencias corrientes internas recibidas del sector público	2.543.378
De la República	2.543.378
Recursos Ordinarios	2.543.378
B. GASTOS CORRIENTES	**3.902.434**
GASTOS DE CONSUMO	3.102.434
Remuneraciones	2.059.434
Sueldos, salarios y otras retribuciones	828.381
Beneficios y complementos de sueldos y salarios	710.132
Aportes patronales	75.087
Prestaciones sociales y otras indemnizaciones	187.108
Asistencia socioeconómica	237.283
Otros gastos de personal	21.443
Compra de Bienes y servicios	1.002.205
Bienes de consumo	331.900
Servicios no personales	670.305
Depreciación y amortización	40.795
TRANSFERENCIAS Y DONACIONES CORRIENTES	800.000
Al sector privado	800.000
Transferencias corrientes al sector privado	800.000
A empresas privadas	800.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE :AHORRO (DESAHORRO)	**(1.359.056)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(1.318.261)**
RECURSOS PROPIOS DE CAPITAL	(1.318.261)
Ahorro/Desahorro en Cuenta Corriente	(1.359.056)
Incremento de la depreciación y amortización acumuladas	40.795
B. GASTOS DE CAPITAL	**45.035**
INVERSIÓN REAL DIRECTA	45.035
Formación Bruta de Capital Fijo	45.035
Maquinaria, equipos y otros bienes muebles	45.035
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.363.296)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.363.296**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	1.363.296
Disminución de otros activos financieros	1.363.296
Disminución de disponibilidades	1.363.296
Disminución de caja	1.363.296
B. APLICACIONES FINANCIERAS	**1.363.296**
DÉFICIT FINANCIERO	1.363.296

A0434

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Delta Amacuro
(Fundacite-Delta Amacuro)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO DELTA AMACURO (FUNDACITE-DELTA AMACURO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro, fue creada mediante Decreto N° 3931 de fecha 20 de septiembre de 2005, siendo actualmente un ente público descentralizado sin fines empresariales, adscrito al Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, cuyas competencias le confieren un papel de primer orden en las políticas de Estado, dirigidas a promover la tecnología de información y comunicación en el Estado Delta Amacuro.

A tal fin, esta Fundación tiene por objeto, promover, apoyar, fortalecer, impulsar y estimular la cultura científica y tecnológica en la región deltana, identificando y actuando sobre las necesidades de formación de talento, conformación e impulso de redes socialistas de innovación productiva y consolidación de la infraestructura y gestión pública institucional en el Estado.

POLÍTICA DE FINANCIAMIENTO

Para el ejercicio fiscal 2010, Fundacite-Delta Amacuro estima un presupuesto de ingresos que asciende a la cantidad de Bs. 2.929.301, de los cuales Bs. 2.780.987 proviene del aporte otorgado por el Ejecutivo Nacional, a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, Bs. 2.500 del incremento de la depreciación y amortización acumulada y Bs. 145.814 de disminución en bancos.

POLÍTICA DE GASTOS

Del monto total del presupuesto se destinarán Bs. 1.962.543, para la ejecución de dos (2) proyectos, los cuales se financian de la siguiente manera: la cantidad de Bs. 1.147.680, para el impulso a la industrialización y visibilidad de Ciencia Tecnología e Industria en el Estado Delta Amacuro y Bs. 814.863, para el impulso a la conformación de redes de ciencia básicas y socio-políticas en el Estado Delta Amacuro.

En apoyo a estos proyectos, se ha destinado la cantidad de Bs. 966.758 a las acciones centralizadas, correspondiendo a la Dirección y Coordinación de los Gastos de los Trabajadores Bs. 938.790, y a la Gestión Administrativa Bs. 27.968, acciones que contemplan los gastos de personal, bienes de consumo, servicios no personales y activos reales necesarios para el funcionamiento de la Institución, y por ende, el acompañamiento en la ejecución de los proyectos.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.780.987**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.780.987
Del sector público	2.780.987
Transferencias corrientes internas recibidas del sector público	2.780.987
De la República	2.780.987
INGRESOS DE CAPITAL	**2.500**
RECURSOS PROPIOS DE CAPITAL	2.500
Incremento de la depreciación y amortización acumuladas	2.500
FUENTES DE FINANCIAMIENTO	**145.814**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	145.814
Disminución de otros activos financieros	145.814
Disminución de disponibilidades	145.814
Disminución de Bancos	145.814
TOTAL RECURSOS	**2.929.301**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.772.893**
GASTOS DE CONSUMO	**2.711.425**
Remuneraciones	1.589.011
Sueldos, salarios y otras retribuciones	761.830
Beneficios y complementos de sueldos y salarios	716.645
Aportes patronales	11.725
Prestaciones sociales y otras indemnizaciones	17.476
Asistencia socioeconómica	81.335
Compra de Bienes y servicios	1.028.196
Bienes de consumo	313.694
Servicios no personales	714.502
Impuestos indirectos	91.718
Depreciación y amortización	2.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	**60.000**
Al sector privado	60.000
Transferencias corrientes al sector privado	60.000
Otras transferencias corrientes internas al sector privado	60.000
OTROS GASTOS CORRIENTES	**1.468**
Otros Gastos Corrientes	1.468
GASTOS DE CAPITAL	**156.408**
INVERSIÓN REAL DIRECTA	**156.408**
Formación Bruta de Capital Fijo	156.408
Maquinaria, equipos y otros bienes muebles	156.408
TOTAL GASTOS	**2.929.301**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107922	Impulso a la industrialización y visibilidad de Ciencia Tecnología e Industria en el Estado Delta Amacuro	Organización Productiva			5	52.741	1.094.939			1.147.680
108098	Impulso a la conformación de redes de ciencias básicas y socio-políticas en el Estado Delta Amacuro	Red Social			6	52.740	762.123			814.863
	TOTAL					**105.481**	**1.857.062**			**1.962.543**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	40.333	898.457			938.790
02	Gestión Administrativa		25.468		2.500	27.968
	TOTAL	**40.333**	**923.925**		**2.500**	**966.758**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**7**	**1**	**14**	**192.828**		**192.828**
Directivo	2	3	1	6	84.000		84.000
Personal Administrativo	3	2		5	69.804		69.804
Obrero	1	2		3	39.024		39.024
Personal Contratado	**18**	**11**		**29**	**569.002**		**569.002**
Directivo	2			2	72.600		72.600
Profesional y Técnico	8	9		17	290.330		290.330
Personal Administrativo	7	2		9	192.872		192.872
Obrero	1			1	13.200		13.200
TOTAL	**24**	**18**	**1**	**43**	**761.830**		**761.830**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.589.011
4.02	Materiales, suministros y mercancías	313.694
4.03	Servicios no personales	806.220
4.04	Activos reales	156.408
4.07	Transferencias y donaciones	60.000
4.08	Otros gastos	3.968
	TOTAL	**2.929.301**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.780.987**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.780.987
Del sector público	2.780.987
Transferencias corrientes internas recibidas del sector público	2.780.987
De la República	2.780.987
Recursos Ordinarios	2.780.987
B. GASTOS CORRIENTES	**2.772.893**
GASTOS DE CONSUMO	2.711.425
Remuneraciones	1.589.011
Sueldos, salarios y otras retribuciones	761.830
Beneficios y complementos de sueldos y salarios	716.645
Aportes patronales	11.725
Prestaciones sociales y otras indemnizaciones	17.476
Asistencia socioeconómica	81.335
Compra de Bienes y servicios	1.028.196
Bienes de consumo	313.694
Servicios no personales	714.502
Impuestos indirectos	91.718
Depreciación y amortización	2.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.000
Al sector privado	60.000
Transferencias corrientes al sector privado	60.000
Otras transferencias corrientes internas al sector privado	60.000
OTROS GASTOS CORRIENTES	1.468
Otras Gastos Corrientes	1.468
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**8.094**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**10.594**
RECURSOS PROPIOS DE CAPITAL	10.594
Ahorro / Desahorro en Cuenta Corriente	8.094
Incremento de la depreciación y amortización acumuladas	2.500
B. GASTOS DE CAPITAL	**156.408**
INVERSIÓN REAL DIRECTA	156.408
Formación Bruta de Capital Fijo	156.408
Maquinaria, equipos y otros bienes muebles	156.408
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(145.814)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**145.814**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	145.814
Disminución de otros activos financieros	145.814
Disminución de disponibilidades	145.814
Disminución de Bancos	145.814
B. APLICACIONES FINANCIERAS	**145.814**
DÉFICIT FINANCIERO	145.814

A0435

Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO GUÁRICO (FUNDACITE-GUÁRICO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico, fue creada mediante Decreto Ejecutivo N° 3.931 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277 de fecha 21 de septiembre del año 2005, teniendo por objeto promover, apoyar, fortalecer y contribuir al Desarrollo Nacional Estadal y Local del Sistema de Ciencia, Tecnología e Innovación, proporcionando en la región los conocimientos científicos y capacidades tecnológicas necesarias para enfrentar los retos del desarrollo endógeno integral, mediante mecanismos que permitan gestionar la aparición social del conocimiento y el financiamiento de proyectos de pertinencia social.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos para el año 2010 de la Fundación asciende a la cantidad de Bs. 2.241.250 provenientes de: Transferencias de la República por órgano del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, Bs. 1.000.000; la cantidad de Bs. 1.200.000, transferidos por el Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT); y Bs. 41.250 derivados de ingresos propios por actividades de capacitación en tecnologías de información y comunicación.

POLÍTICA DE GASTO

Los recursos arriba descritos, se destinarán a la ejecución de dos proyectos a los cuales se le asignaron recursos por Bs. 1.671.817, distribuidos de la manera siguiente: proyecto Innovación y Transferencia Tecnológica para el Desarrollo Humano y Sustentable del Estado Guárico, Bs. 1.503.714; y un monto de Bs. 168.103, al proyecto dirigido al Fortalecimiento del Sistema Científico Tecnológico e Industrial del Estado Guárico; asimismo, se contemplan recursos para las Acciones Centralizadas por Bs. 569.433, distribuidos en dos acciones específicas: Dirección y Coordinación de los Gastos de los Trabajadores con Bs. 461.193 y Gestión Administrativa con Bs. 108.240. En estas acciones se contemplan los gastos necesarios para el normal funcionamiento de la Institución y para apoyar los proyectos arriba descritos. La política de gastos para el ejercicio económico financiero 2010, estará orientada fundamentalmente en fomentar y apoyar Redes Socialistas de Innovación Productiva, así como impulsar el desarrollo del Sistema Regional de Ciencia y Tecnología basadas en las directrices del Proyecto Nacional Simón Bolívar, Primer Plan Socialista y, el Plan Nacional de Ciencia y Tecnología.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.241.250**
INGRESOS DE OPERACIÓN	41.250
Otros ingresos de operación	41.250
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.200.000
Del sector público	2.200.000
Transferencias corrientes internas recibidas del sector público	2.200.000
De la República	1.000.000
De los entes descentralizados sin fines empresariales	1.200.000
TOTAL RECURSOS	**2.241.250**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.219.677**
GASTOS DE CONSUMO	1.019.677
Remuneraciones	731.480
Sueldos, salarios y otras retribuciones	257.965
Beneficios y complementos de sueldos y salarios	416.339
Aportes patronales	31.372
Asistencia socioeconómica	25.804
Compra de Bienes y servicios	288.197
Bienes de consumo	68.913
Servicios no personales	219.284
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.200.000
Al sector privado	1.200.000
Transferencias corrientes al sector privado	1.200.000
Directas a personas	1.200.000
Otras transferencias directas a personas	1.200.000
GASTOS DE CAPITAL	**21.573**
INVERSIÓN REAL DIRECTA	**21.573**
Formación Bruta de Capital Fijo	21.573
Maquinaria, equipos y otros bienes muebles	21.573
TOTAL GASTOS	**2.241.250**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108068	Innovación y Transferencia Tecnológica para el desarrollo humano y sustentable del estado Guárico,	Persona Atendida			7.820		303.714		1.200.000	1.503.714
108081	Fortalecimiento del sistema científico tecnológico e industrial del Estado Guárico	Participante			2.300	41.250	126.853			168.103
	TOTAL					**41.250**	**430.567**		**1.200.000**	**1.671.817**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		461.193			461.193
02	Gestión Administrativa		108.240			108.240
03	Previsión y Protección Social					
TOTAL			**569.433**			**569.433**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**5**		**11**	**257.966**		**257.966**
Directivo		2		2	71.809		71.809
Personal Administrativo	6	3		9	186.157		186.157
TOTAL	**6**	**5**		**11**	**257.966**		**257.966**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	731.480
4.02	Materiales, suministros y mercancías	68.913
4.03	Servicios no personales	219.284
4.04	Activos reales	21.573
4.07	Transferencias y donaciones	1.200.000
	TOTAL	**2.241.250**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.241.250**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.200.000
Del sector público	2.200.000
Transferencias corrientes internas recibidas del sector público	2.200.000
De la República	1.000.000
Recursos Ordinarios	1.000.000
De los entes descentralizados sin fines empresariales	1.200.000
INGRESOS DE OPERACIÓN	41.250
Otros ingresos de operación	41.250
B. GASTOS CORRIENTES	**2.219.677**
GASTOS DE CONSUMO	1.019.677
Remuneraciones	731.480
Sueldos, salarios y otras retribuciones	257.965
Beneficios y complementos de sueldos y salarios	416.339
Aportes patronales	31.372
Asistencia socioeconómica	25.804
Compra de Bienes y servicios	288.197
Bienes de consumo	68.913
Servicios no personales	219.284
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.200.000
Al sector privado	1.200.000
Transferencias corrientes al sector privado	1.200.000
Directas a personas	1.200.000
Otras transferencias directas a personas	1.200.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**21.573**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**21.573**
RECURSOS PROPIOS DE CAPITAL	21.573
Ahorro/ Desahorro en Cuenta Corriente	21.573
B. GASTOS DE CAPITAL	**21.573**
INVERSIÓN REAL DIRECTA	21.573
Formación Bruta de Capital Fijo	21.573
Maquinaria, equipos y otros bienes muebles	21.573
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0436

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Miranda
(Fundacite-Miranda)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO MIRANDA (FUNDACITE MIRANDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Fundacite Miranda impulsará el desarrollo del Sistema Regional de Ciencia y Tecnología basado en las Directrices del Proyecto Nacional Simón Bolívar – Primer Plan Socialista (PPS) 2.007 - 2.013, y el Plan Nacional de Ciencia y Tecnología, para esto tendrá una actividad continua de articulación con todos los actores sociales e institucionales que participan en el desarrollo endógeno, sustentable y humano del Estado Miranda. Se hará énfasis con las organizaciones del poder popular, las instituciones del Poder Ejecutivo Nacional, Estadal y Municipal, las instituciones de Educación Superior y Centros de Investigación y Transferencia Tecnológica.

POLÍTICA DE FINANCIAMIENTO

El presupuesto para el ejercicio económico 2.010 de Fundacite Miranda, se elaboró con la asignación presupuestaria del Ministerio del Poder Popular para la Ciencia, Tecnología e Industrias Intermedias, que corresponde a la cantidad de Bs.1.000.000.

POLÍTICA DE GASTOS

Los precitados recursos, serán orientados a la ejecución de los planes planificados para el año 2010, que incluyen el desarrollo de la investigación científica y tecnológica en el marco de los Objetivos Estratégicos del Ejecutivo Nacional y por ende del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, garantizando la transferencia efectiva de tecnología a las comunidades mirandinas, al sector industrial, al sector agropecuario, al sector público y al sector académico, con el fin de contribuir al desarrollo económico y social de la región. Asimismo, se atenderán los gastos de funcionamiento de la Fundación.

En este contexto, se impulsará la investigación en ciencia, tecnología e innovación, con prioridad en el fortalecimiento institucional para la popularización de la ciencia, tecnología e investigación en procesos industriales, que demandará Bs. 615.566; e impulso de las redes socialistas de innovación productiva en el estado Miranda, cuya asignación será de Bs. 84.434.

Para la acción centralizada se destinarán Bs. 300.000, los cuales contribuirán al funcionamiento de la gestión administrativa y operativa de Fundacite Miranda, y como soporte institucional para el desarrollo de las actividades del año.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.000.000**
Del sector público	1.000.000
Transferencias corrientes internas recibidas del sector público	1.000.000
De la República	1.000.000
TOTAL RECURSOS	**1.000.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**957.310**
GASTOS DE CONSUMO	**957.310**
Remuneraciones	702.933
Sueldos, salarios y otras retribuciones	153.348
Beneficios y complementos de sueldos y salarios	375.302
Aportes patronales	25.646
Prestaciones sociales y otras indemnizaciones	51.268
Asistencia socioeconómica	97.369
Compra de Bienes y servicios	254.377
Bienes de consumo	104.309
Servicios no personales	150.068
GASTOS DE CAPITAL	**42.690**
INVERSIÓN REAL DIRECTA	**42.690**
Formación Bruta de Capital Fijo	42.690
Maquinaria, equipos y otros bienes muebles	42.690
TOTAL GASTOS	1.000.000

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108050	Fortalecimiento institucional para la popularización de la ciencia, la tecnología e innovación en procesos industriales en el estado Miranda	Manual / Informe			12		615.566			615.566
108101	Impulso de las Redes Socialistas de Innovación Productiva en el estado Miranda que contribuyan al desarrollo endógeno de la región	Redes Socialistas De Innovación Productiva (Rsip)			23		84.434			84.434
	TOTAL						700.000			700.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		263.750			263.750
02	Gestión Administrativa		36.250			36.250
	TOTAL		300.000			300.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**2**		**2**	**23.292**		**23.292**
Directivo		2		2	23.292		23.292
Personal Contratado	**5**	**1**	**1**	**7**	**122.856**		**122.856**
Profesional y Técnico	5	1	1	7	122.856		122.856
TOTAL	**5**	**3**	**1**	**9**	**146.148**		**146.148**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	702.933
4.02	Materiales, suministros y mercancías	104.309
4.03	Servicios no personales	150.068
4.04	Activos reales	42.690
	TOTAL	**1.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Del sector público	1.000.000
Transferencias corrientes internas recibidas del sector público	1.000.000
De la República	1.000.000
Recursos Ordinarios	1.000.000
B. GASTOS CORRIENTES	**957.310**
GASTOS DE CONSUMO	957.310
Remuneraciones	702.933
Sueldos, salarios y otras retribuciones	153.348
Beneficios y complementos de sueldos y salarios	375.302
Aportes patronales	25.646
Prestaciones sociales y otras indemnizaciones	51.268
Asistencia socioeconómica	97.369
Compra de Bienes y servicios	254.377
Bienes de consumo	104.309
Servicios no personales	150.068
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**42.690**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**42.690**
RECURSOS PROPIOS DE CAPITAL	42.690
Ahorro/ Desahorro en Cuenta Corriente	42.690
B. GASTOS DE CAPITAL	**42.690**
INVERSIÓN REAL DIRECTA	42.690
Formación Bruta de Capital Fijo	42.690
Maquinaria, equipos y otros bienes muebles	42.690
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0437

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Monagas
(Fundacite-Monagas)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO MONAGAS (FUNDACITE MONAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Monagas (Fundacite Monagas), Institución sin fines de lucro, fue creada, según Decreto N° 3.931 de fecha 20 de septiembre de 2.005, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela 38.277 de fecha 21 de septiembre de 2005, con el objeto de promover, apoyar, fortalecer y contribuir al desarrollo nacional, estadal y local del sistema de ciencia, tecnología e innovación, mediante la coordinación y ejecución de las políticas, planes, programas y actividades que el Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias le asigne, en atención a lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación; para lo cual, integrará las capacidades, expectativas y necesidades de todos los sectores de la sociedad del estado Monagas, fomentando así procesos participativos y autogestionarios

POLÍTICA DE FINANCIAMIENTO

A objeto de cumplir con sus fines y comprometido con los propósitos institucionales, la Fundación ha estimado un presupuesto de ingresos, por un monto de Bs. 1.850.190 conformado por las siguientes fuentes: Bs. 1.817.399 por aporte del Ejecutivo Nacional a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, incremento de la depreciación y amortización acumulada Bs. 7.791 y Bs. 25.000 por disminución de caja y bancos.

POLÍTICA DE GASTOS

Fundacite Monagas orientará su gestión para el año 2010 a promover la apropiación y valoración de la ciencia, tecnología e innovación, mediante el apoyo a las actividades de difusión y capacitación a objeto de lograr incrementar la cultura científica y tecnológica en el Estado, así mismo, lograr potenciar las redes socialistas de innovación productiva, el desarrollo endógeno y hacer posible la inclusión social y el mejoramiento de la calidad de vida de los productores asociados.

En este contexto, orientará la cantidad de Bs. 1.161.975 para la ejecución de los siguientes proyectos: Apropiación y valoración de la ciencia, tecnología e innovación en el estado Monagas, por un monto estimado en Bs. 903.032 y al apoyo a las redes socialistas de innovación productiva en el estado Monagas, Bs. 258.943. Igualmente, se estimaron para las acciones centralizadas por Bs. 688.215, las cuales servirán para dar apoyo al logro de los objetivos y metas planteadas en los proyectos antes mencionados.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.817.399**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.817.399
Del sector público	1.817.399
Transferencias corrientes internas recibidas del sector público	1.817.399
De la República	1.817.399
INGRESOS DE CAPITAL	**7.791**
RECURSOS PROPIOS DE CAPITAL	**7.791**
Incremento de la depreciación y amortización acumuladas	7.791
FUENTES DE FINANCIAMIENTO	**25.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**25.000**
Disminución de otros activos financieros	25.000
Disminución de disponibilidades	25.000
Disminución de Bancos	25.000
TOTAL RECURSOS	**1.850.190**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.850.190**
GASTOS DE CONSUMO	1.850.190
Remuneraciones	1.241.955
Sueldos, salarios y otras retribuciones	407.928
Beneficios y complementos de sueldos y salarios	565.789
Aportes patronales	65.326
Prestaciones sociales y otras indemnizaciones	70.647
Asistencia socioeconómica	132.265
Compra de Bienes y servicios	600.444
Bienes de consumo	158.098
Servicios no personales	442.346
Depreciación y amortización	7.791
TOTAL GASTOS	**1.850.190**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107993	Apropiación y valoración de la Ciencia, Tecnología e Innovación en el estado Monagas	Evento			2		903.032			903.032
108040	Apoyo a Redes Socialistas de Innovación Productiva en el estado Monagas	Red			10		258.943			258.943
	TOTAL						**1.161.975**			**1.161.975**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		444.133			444.133
02	Gestión Administrativa		211.291		32.791	244.082
03	Previsión y Protección Social					
	TOTAL		**655.424**		**32.791**	**688.215**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**7**		**18**	**264.328**	**72.864**	**337.192**
Directivo		2		2	42.710	6.072	48.782
Profesional y Técnico	6	3		9	136.921	30.360	167.281
Personal Administrativo	3			3	43.970	24.288	68.258
Obrero	2	2		4	40.727	12.144	52.871
Personal Contratado	**2**	**2**		**4**	**143.600**		**143.600**
Profesional y Técnico	2	2		4	143.600		143.600
TOTAL	**13**	**9**		**22**	**407.928**	**72.864**	**480.792**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.241.955
4.02	Materiales, suministros y mercancías	158.098
4.03	Servicios no personales	442.346
4.08	Otros gastos	7.791
	TOTAL	**1.850.190**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.817.399**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.817.399
Del sector público	1.817.399
Transferencias corrientes internas recibidas del sector público	1.817.399
De la República	1.817.399
Recursos Ordinarios	1.817.399
B. GASTOS CORRIENTES	**1.850.190**
GASTOS DE CONSUMO	1.850.190
Remuneraciones	1.241.955
Sueldos, salarios y otras retribuciones	407.928
Beneficios y complementos de sueldos y salarios	565.789
Aportes patronales	65.326
Prestaciones sociales y otras indemnizaciones	70.647
Asistencia socioeconómica	132.265
Compra de Bienes y servicios	600.444
Bienes de consumo	158.098
Servicios no personales	442.346
Depreciación y amortización	7.791
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(32.791)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(25.000)**
RECURSOS PROPIOS DE CAPITAL	(25.000)
Ahorro/ Desahorro en Cuenta Corriente	(32.791)
Incremento de la depreciación y amortización acumuladas	7.791
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(25.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**25.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	25.000
Disminución de otros activos financieros	25.000
Disminución de disponibilidades	25.000
Disminución de Bancos	25.000
B. APLICACIONES FINANCIERAS	**25.000**
DÉFICIT FINANCIERO	25.000

A0438
Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Nueva Esparta
(Fundacite-Nueva Esparta)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO NUEVA ESPARTA (FUNDACITE NUEVA ESPARTA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite Nueva Esparta), creada mediante Decreto Presidencial N° 3.931, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277 de fecha 21 de septiembre de 2005, tiene por objeto promover, apoyar, fortalecer y contribuir al desarrollo nacional de acuerdo a los principios establecidos en la Ley Orgánica de Ciencia, Tecnología e Innovación (Locti) que desarrolla el Sistema de Ciencia y Tecnología e Innovación y los lineamientos previstos en el Plan Nacional de Ciencia y Tecnología e Innovación, el cual contribuirá con hacer posible un desarrollo endógeno, sustentable y humano a través del incentivo y desarrollo de procesos de investigación, producción y transferencia de conocimiento de calidad y pertinente a los problemas y demandas fundamentales que afectan actualmente a la población venezolana y los que potencialmente (mediano y largo plazo), puedan impactar las áreas económicas, sociales y culturales donde la ciencia, tecnología e innovación desempeñan un rol fundamental.

POLÍTICA DE FINANCIAMIENTO

En año el 2010, Fundacite Nueva Esparta, para desarrollar sus acciones contara con recursos provenientes del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias por Bs. 1.000.000, una disminución de activos financieros específicamente disminución de bancos por Bs. 400.000,00 y los recursos aprobados por el Fondo Nacional de Ciencia y Tecnología e Innovación, por Bs. 1.000.000; para un financiamiento total de Bs. 2.400.000.

POLÍTICA DE GASTOS

De acuerdo con las políticas y programas contemplados en el Plan Nacional de Ciencia y Tecnología e Innovación, la Fundación reimpulsará el campo de divulgación y fomento en materia de ciencia y tecnología y prestar apoyo financiero, técnico y administrativo a las redes socialistas de innovación productivas; todo esto, en un marco de articulación con otras dependencias regionales y nacionales; así mismo, contempla diseñar y ejecutar un plan sistemático de divulgación del acontecer científico, tecnológico, de innovación e industrial en el Estado Nueva Esparta que permita involucrar a todos los actores en dichas áreas, propiciando el intercambio de ideas, la aplicabilidad de las mismas y en definitiva la apropiación social del conocimiento.

En este marco, se ejecutarán acciones centralizadas para atender gastos de funcionamiento y de personal, no imputables a los proyectos por Bs. 329.813 y se aplicarán recursos para estructurar dos (2) Proyectos: Redes Socialistas de Innovación Productiva en el Estado Nueva Esparta e Impulso al Desarrollo Productivo e Industrial a través del conocimiento científico, a un costo de Bs. 2.070.187.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	1.000.000
De los entes descentralizados sin fines empresariales	1.000.000
FUENTES DE FINANCIAMIENTO	**400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**400.000**
Disminución de otros activos financieros	400.000
Disminución de disponibilidades	400.000
Disminución de Bancos	400.000
TOTAL RECURSOS	**2.400.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.352.617**
GASTOS DE CONSUMO	952.617
Remuneraciones	789.324
Sueldos, salarios y otras retribuciones	400.896
Beneficios y complementos de sueldos y salarios	236.539
Aportes patronales	58.395
Prestaciones sociales y otras indemnizaciones	66.816
Asistencia socioeconómica	26.678
Compra de Bienes y servicios	163.293
Bienes de consumo	52.767
Servicios no personales	110.526
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.400.000
Al sector público	1.400.000
Transferencias corrientes al sector público	1.400.000
A los entes descentralizados sin fines empresariales para sus gastos	1.400.000
GASTOS DE CAPITAL	**47.383**
INVERSIÓN REAL DIRECTA	**47.383**
Formación Bruta de Capital Fijo	47.383
Maquinaria, equipos y otros bienes muebles	47.383
TOTAL GASTOS	**2.400.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108053	Redes Socialistas de Innovación Productiva en el Estado Nueva Esparta	Red de Unidad Socio Productiva			10	400.000	307.708		1.000.000	1.707.708
108054	Impulso al Desarrollo Productivo e Industrial a través del Conocimiento Científico	Convocatoria / Evento			4		362.479			362.479
	TOTAL					**400.000**	**670.187**		**1.000.000**	**2.070.187**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		279.738			279.738
02	Gestión Administrativa		50.075			50.075
	TOTAL		**329.813**			**329.813**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**7**	**5**		**12**	**400.896**		**400.896**
Directivo	1	1		2	146.976		146.976
Personal Administrativo	6	4		10	253.920		253.920
TOTAL	**7**	**5**		**12**	**400.896**		**400.896**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	789.324
4.02	Materiales, suministros y mercancías	52.767
4.03	Servicios no personales	110.526
4.04	Activos reales	47.383
4.07	Transferencias y donaciones	1.400.000
	TOTAL	**2.400.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	1.000.000
Recursos Ordinarios	1.000.000
De los entes descentralizados sin fines empresariales	1.000.000
B. GASTOS CORRIENTES	**2.352.617**
GASTOS DE CONSUMO	952.617
Remuneraciones	789.324
Sueldos, salarios y otras retribuciones	400.896
Beneficios y complementos de sueldos y salarios	236.539
Aportes patronales	58.395
Prestaciones sociales y otras indemnizaciones	66.816
Asistencia socioeconómica	26.678
Compra de Bienes y servicios	163.293
Bienes de consumo	52.767
Servicios no personales	110.526
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.400.000
Al sector público	1.400.000
Transferencias corrientes al sector público	1.400.000
A los entes descentralizados sin fines empresariales para sus gastos	1.400.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(352.617)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(352.617)**
RECURSOS PROPIOS DE CAPITAL	(352.617)
Ahorro/ Desahorro en Cuenta Corriente	(352.617)
B. GASTOS DE CAPITAL	**47.383**
INVERSIÓN REAL DIRECTA	47.383
Formación Bruta de Capital Fijo	47.383
Maquinaria, equipos y otros bienes muebles	47.383
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(400.000)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**400.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	400.000
Disminución de otros activos financieros	400.000
Disminución de disponibilidades	400.000
Disminución de Bancos	400.000
B. APLICACIONES FINANCIERAS	**400.000**
DÉFICIT FINANCIERO	400.000

A0439
Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Portuguesa
(Fundacite-Portuguesa)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO PORTUGUESA (FUNDACITE PORTUGUESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa, fue creada mediante Decreto Ejecutivo N° 3.931 publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277 de fecha 21 de septiembre del año 2005. En el marco del Plan Operativo Anual 2010, esta Fundación se ha decidido por una política presupuestaria que privilegia el impulso de acciones científico-tecnológicas integrales dirigidas a propiciar y acompañar los procesos de industrialización del estado Portuguesa. En ese sentido, se destinan recursos presupuestarios para el desarrollo de actividades que incidirán en el fortalecimiento de las capacidades de producción y procesamiento en rubros estratégicos que garanticen la seguridad agroalimentaria del pueblo venezolano, en particular, las relacionadas con los escalamientos agroindustriales y el apoyo a las capacidades para la innovación agrícola e industrial. Asimismo, tienen una importante incidencia presupuestaria, las acciones dirigidas a promover la apropiación social del conocimiento, con la participación activa de sectores productivos, comunitarios y educativos, adoptando su uso como herramientas para la formación técnica del talento humano, fundamental para el fortalecimiento de los procesos de industrialización y la vinculación técnico-política del poder popular con la gestión del tejido industrial portugueseño.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos de la Fundación asciende a la cantidad Bs. 3.092.000, de los cuales Bs. 2.772.000 provienen de Transferencias de la República por Órgano del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; Bs. 200.000 transferidos por el Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT) y, Bs. 120.000 derivados del incremento de la depreciación.

POLÍTICA DE GASTOS

Estos recursos financiarán la ejecución de dos proyectos: Industrialización para la satisfacción de las necesidades del pueblo, el cual tiene una asignación de Bs. 1.348.810 y Bs. 646.049 para el proyecto: Aplicación de las tecnologías de información y comunicación para la apropiación social del conocimiento y la formación técnico-científica obrera y popular. De igual manera, se contemplan recursos para las acciones centralizadas por Bs. 1.097.141, distribuidos en dos acciones específicas: Dirección y Coordinación de los Gastos de los Trabajadores con Bs. 672.147 y, Gestión Administrativa con Bs. 424.994. Estas acciones contemplan los gastos necesarios para el normal funcionamiento de la Institución y para apoyar los proyectos a ejecutarse.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.972.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.972.000
Del sector público	2.972.000
Transferencias corrientes internas recibidas del sector público	2.972.000
De la República	2.772.000
De los entes descentralizados sin fines empresariales	200.000
INGRESOS DE CAPITAL	**120.000**
RECURSOS PROPIOS DE CAPITAL	**120.000**
Incremento de la depreciación y amortización acumuladas	120.000
TOTAL RECURSOS	**3.092.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.045.300**
GASTOS DE CONSUMO	2.760.300
Remuneraciones	1.632.520
Sueldos, salarios y otras retribuciones	368.467
Beneficios y complementos de sueldos y salarios	778.474
Aportes patronales	63.913
Prestaciones sociales y otras indemnizaciones	186.396
Asistencia socioeconómica	235.270
Compra de Bienes y servicios	1.007.780
Bienes de consumo	328.284
Servicios no personales	679.496
Depreciación y amortización	120.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	285.000
Al sector privado	285.000
Transferencias corrientes al sector privado	285.000
Otras transferencias corrientes internas al sector privado	285.000
GASTOS DE CAPITAL	**46.700**
INVERSIÓN REAL DIRECTA	**46.700**
Formación Bruta de Capital Fijo	46.700
Maquinaria, equipos y otros bienes muebles	46.700
TOTAL GASTOS	**3.092.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107967	Industrialización para la satisfacción de las necesidades del pueblo.	Transferencia Tecnológica			7		1.148.810		200.000	1.348.810
108006	Aplicación de las tecnologías de Información y Comunicación para la apropiación social del conocimiento y la formación técnico-científica obrera y popular	Persona Capacitada			470		646.049			646.049
	TOTAL						**1.794.859**		**200.000**	**1.994.859**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		672.147			672.147
02	Gestión Administrativa		304.994		120.000	424.994
03	Previsión y Protección Social					
	TOTAL		**977.141**		**120.000**	**1.097.141**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**7**		**18**	**368.467**	**73.693**	**442.160**
Directivo	1	1		2	63.173	12.635	75.808
Profesional y Técnico	8	4		12	253.663	50.732	304.395
Personal Administrativo	2	2		4	51.631	10.326	61.957
TOTAL	**11**	**7**		**18**	**368.467**	**73.693**	**442.160**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.632.520
4.02	Materiales, suministros y mercancías	328.284
4.03	Servicios no personales	679.496
4.04	Activos reales	46.700
4.07	Transferencias y donaciones	285.000
4.08	Otros gastos	120.000
	TOTAL	**3.092.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.972.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.972.000
Del sector público	2.972.000
Transferencias corrientes internas recibidas del sector público	2.972.000
De la República	2.772.000
Recursos Ordinarios	2.772.000
De los entes descentralizados sin fines empresariales	200.000
B. GASTOS CORRIENTES	**3.045.300**
GASTOS DE CONSUMO	2.760.300
Remuneraciones	1.632.520
Sueldos, salarios y otras retribuciones	368.467
Beneficios y complementos de sueldos y salarios	778.474
Aportes patronales	63.913
Prestaciones sociales y otras indemnizaciones	186.396
Asistencia socioeconómica	235.270
Compra de Bienes y servicios	1.007.780
Bienes de consumo	328.284
Servicios no personales	679.496
Depreciación y amortización	120.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	285.000
Al sector privado	285.000
Transferencias corrientes al sector privado	285.000
Otras transferencias corrientes internas al sector privado	285.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(73.300)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**46.700**
RECURSOS PROPIOS DE CAPITAL	46.700
Ahorro/ Desahorro en Cuenta Corriente	(73.300)
Incremento de la depreciación y amortización acumuladas	120.000
B. GASTOS DE CAPITAL	**46.700**
INVERSIÓN REAL DIRECTA	46.700
Formación Bruta de Capital Fijo	46.700
Maquinaria, equipos y otros bienes muebles	46.700
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0440

Fundación para el Desarrollo
de la Ciencia y la Tecnología en el Estado Trujillo
(Fundacite-Trujillo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO TRUJILLO (FUNDACITE-TRUJILLO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Fundacite-Trujillo, se creó mediante Decreto Presidencial Nº 3.931 de fecha 20/09/2005, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.277 del 21/09/2005, con personalidad jurídica y patrimonio propio, y adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias. Formalmente comenzó sus actividades a partir del segundo semestre del año 2007.

Como representante, promotor y ejecutor de algunas de las políticas, planes y programas que el Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, estima llevar a cabo en el Estado Trujillo, y en cumplimiento de lo previsto en el Plan Nacional de Ciencia, Tecnología e Innovación, enmarcado en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, la Fundación estima desarrollar una serie de actividades orientadas a la construcción de un modelo productivo socialista que contribuya a impulsar el poder popular y el desarrollo humano endógeno integral. Así mismo, hará las coordinaciones y las armonizaciones de las actividades realizadas por las instituciones del Estado Trujillo, en el contexto científico y tecnológico.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de Ingresos para el año 2010 de Fundacite-Trujillo, asciende a la cantidad de Bs. 4.144.643, el cual será financiado en Bs. 2.000.000 por los aportes provenientes del Ejecutivo Nacional a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; Bs. 66.000 por el incremento de la depreciación y amortización acumulada, y Bs. 2.078.643, por la disminución de caja y bancos.

POLÍTICA DE GASTOS

Es importante señalar que de estos recursos, Bs. 3.364.318 se destinarán a financiar los proyectos que prevé ejecutar durante el año 2010, relacionados con el establecimiento y consolidación institucional para potenciar e incorporar el uso del conocimiento, la tecnología e innovación como elemento fundamental para el bienestar social del Estado Trujillo, en tanto que, Bs. 780.325 restantes, se orientarán a financiar las funciones administrativas y operacionales de la institución.

En este sentido, Fundacite-Trujillo se plantea fomentar la soberanía e independencia científico-tecnológica a través de proyectos como: Redes socialistas de innovación productiva del Estado Trujillo por la cantidad de Bs. 2.572.930; Articulación con los actores sociales para impulsar el desarrollo científico tecnológico y agroindustrial en el Estado Trujillo a un costo de Bs. 791.388, que permitan el aprovechamiento de las capacidades, recursos y potencialidades de la región.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
INGRESOS DE CAPITAL	**66.000**
RECURSOS PROPIOS DE CAPITAL	**66.000**
Incremento de la depreciación y amortización acumuladas	66.000
FUENTES DE FINANCIAMIENTO	**2.078.643**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.078.643**
Disminución de otros activos financieros	2.078.643
Disminución de disponibilidades	2.078.643
Disminución de Bancos	2.078.643
TOTAL RECURSOS	**4.144.643**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**4.002.449**
GASTOS DE CONSUMO	2.207.427
Remuneraciones	1.811.301
Sueldos, salarios y otras retribuciones	611.684
Beneficios y complementos de sueldos y salarios	915.822
Aportes patronales	146.845
Prestaciones sociales y otras indemnizaciones	136.950
Compra de Bienes y servicios	330.126
Bienes de consumo	98.900
Servicios no personales	231.226
Depreciación y amortización	66.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.795.022
Al sector privado	1.795.022
Donaciones corrientes al sector privado	1.795.022
Donaciones a personas	1.795.022
GASTOS DE CAPITAL	**52.319**
INVERSIÓN REAL DIRECTA	**52.319**
Formación Bruta de Capital Fijo	52.319
Maquinaria, equipos y otros bienes muebles	52.319
APLICACIONES FINANCIERAS	**89.875**
DISMINUCIÓN DE PASIVOS	**89.875**
Disminución de obligaciones de ejercicios anteriores	89.875
TOTAL GASTOS	**4.144.643**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la Republica	Otros	
			F	M	Total					
107899	Redes Socialistas de Innovación Productiva del estado Trujillo.	Persona Beneficiada			3.848		748.908		1.824.022	2.572.930
107917	Articulación con los actores sociales para impulsar el desarrollo científico tecnológico y agroindustrial en el estado Trujillo.	Persona Beneficiada			2.525		757.145		34.243	791.388
	TOTAL						1.506.053		1.858.265	3.364.318

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		382.824		10.000	392.824
02	Gestión Administrativa		111.123		276.378	387.501
03	Previsión y Protección Social					
	TOTAL		493.947		286.378	780.325

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**11**		**27**	**558.441**	**196.207**	**754.648**
Directivo		2		2	59.022	22.140	81.162
Profesional y Técnico	13	7		20	395.658	100.000	495.658
Personal Administrativo	3	2		5	103.761	74.067	177.828
Personal Contratado	**1**			**1**	**53.243**		**53.243**
Profesional y Técnico	1			1	53.243		53.243
TOTAL	**17**	**11**		**28**	**611.684**	**196.207**	**807.891**

ESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.811.301
4.02	Materiales, suministros y mercancías	98.900
4.03	Servicios no personales	231.226
4.04	Activos reales	52.319
4.07	Transferencias y donaciones	1.795.022
4.08	Otros gastos	66.000
4.11	Disminución de pasivos	89.875
	TOTAL	**4.144.643**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
Recursos Ordinarios	2.000.000
B. GASTOS CORRIENTES	**4.002.449**
GASTOS DE CONSUMO	2.207.427
Remuneraciones	1.811.301
Sueldos, salarios y otras retribuciones	611.684
Beneficios y complementos de sueldos y salarios	915.822
Aportes patronales	146.845
Prestaciones sociales y otras indemnizaciones	136.950
Compra de Bienes y servicios	330.126
Bienes de consumo	98.900
Servicios no personales	231.226
Depreciación y amortización	66.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.795.022
Al sector privado	1.795.022
Donaciones corrientes al sector privado	1.795.022
Donaciones a personas	1.795.022
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(2.002.449)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(1.936.449)**
RECURSOS PROPIOS DE CAPITAL	(1.936.449)
Ahorro/ Desahorro en Cuenta Corriente	(2.002.449)
Incremento de la depreciación y amortización acumuladas	66.000
B. GASTOS DE CAPITAL	**52.319**
INVERSIÓN REAL DIRECTA	52.319
Formación Bruta de Capital Fijo	52.319
Maquinaria, equipos y otros bienes muebles	52.319
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(1.988.768)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.078.643**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.078.643
Disminución de otros activos financieros	2.078.643
Disminución de disponibilidades	2.078.643
Disminución de Bancos	2.078.643
B. APLICACIONES FINANCIERAS	**2.078.643**
DISMINUCIÓN DE PASIVOS	89.875
Disminución de otros pasivos	89.875
Disminución de obligaciones de ejercicios anteriores	89.875
DÉFICIT FINANCIERO	1.988.768

A0442

Fundación para el Desarrollo
de la Ciencia y la Tecnología del Estado Yaracuy
(Fundacite-Yaracuy)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO YARACUY (FUNDACITE-YARACUY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy, adscrita al Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, fue creada mediante Decreto Presidencial N° 3.931,del 20 de septiembre de 2005, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.277 de fecha 21 de septiembre de 2005, con el objetivo de contribuir con el desarrollo endógeno, sustentable y humano, a través del incentivo y desarrollo de procesos de investigación, formación de talentos, creación y fortalecimiento de infraestructura científica, que permita coordinar la formación y fortalecimiento de métodos en materia de ciencia, tecnología e Innovación, mediante la vinculación de todos los actores sociales involucrados en el proceso de desarrollo regional.

POLÍTICA DE FINANCIAMIENTO

Fundacite – Yaracuy, estima para el año 2010, un presupuesto de Bs. 2.171.590, conformado por las siguientes fuentes: Bs. 2.000.000 del Ejecutivo Nacional, a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; Bs. 164.890 por disminución de las disponibilidades en bancos, y Bs.6.700 incremento de la depreciación acumulada.

POLÍTICA DE GASTOS

Los recursos serán orientados a fortalecer, activar y modernizar el sector científico y tecnológico en el Estado Yaracuy, impulsando el desarrollo de actividades de investigación científica a favor de la comunidad; identificando y evaluando las necesidades, demandas, ofertas y oportunidades de la ciencia, tecnología e innovación en el Estado; y propiciando la divulgación, difusión y promoción del talento humano yaracuyano en las referidas áreas.

En este contexto, se impulsa el proyecto de redes socialistas de innovación productiva como apoyo a la industria y estrategia de visibilidad de la ciencia, tecnología e innovación en el estado Yaracuy, por Bs. 1.107.528; la acción centralizada dirección y control de los gastos de los trabajadores, por Bs. 719.372, y Gestión Administrativa, por Bs. 344.690.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
INGRESOS DE CAPITAL	**6.700**
RECURSOS PROPIOS DE CAPITAL	**6.700**
Incremento de la depreciación y amortización acumuladas	6.700
FUENTES DE FINANCIAMIENTO	**164.890**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**164.890**
Disminución de otros activos financieros	164.890
Disminución de disponibilidades	164.890
Disminución de Bancos	164.890
TOTAL RECURSOS	**2.171.590**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.939.700**
GASTOS DE CONSUMO	1.920.200
Remuneraciones	1.558.014
Sueldos, salarios y otras retribuciones	351.732
Beneficios y complementos de sueldos y salarios	730.173
Aportes patronales	39.552
Prestaciones sociales y otras indemnizaciones	141.361
Asistencia socioeconómica	295.196
Compra de Bienes y servicios	355.486
Bienes de consumo	123.800
Servicios no personales	231.686
Depreciación y amortización	6.700
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.500
Al sector privado	19.500
Transferencias corrientes al sector privado	18.000
Otras transferencias corrientes internas al sector privado	18.000
Donaciones corrientes al sector privado	1.500
Donaciones a personas	1.500
GASTOS DE CAPITAL	**67.000**
INVERSIÓN REAL DIRECTA	**67.000**
Formación Bruta de Capital Fijo	67.000
Maquinaria, equipos y otros bienes muebles	32.000
Construcciones de bienes de dominio privado	35.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**164.890**
DISMINUCIÓN DE PASIVOS	**164.890**
Disminución de cuentas y efectos por pagar	164.890
Disminución de cuentas y efectos por pagar a corto plazo	164.890
Disminución cuentas por pagar a proveedores a corto plazo	164.890
TOTAL GASTOS	**2.171.590**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108088	Redes Socialistas de Innovación Productiva como apoyo a la industria y estrategia de visibilidad de la Ciencia, Tecnología e Innovación en el Estado Yaracuy.	Comunidad Organizada y Participante			10		1.107.528			1.107.528
	TOTAL						**1.107.528**			**1.107.528**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		719.372			719.372
02	Gestión Administrativa		173.100		171.590	344.690
03	Previsión y Protección Social					
	TOTAL		**892.472**		**171.590**	**1.064.062**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**8**		**19**	**345.732**	**172.866**	**518.598**
Directivo		2		2	53.737	26.869	80.606
Profesional y Técnico	7	4		11	208.271	104.135	312.406
Personal Administrativo	4			4	57.324	28.662	85.986
Obrero		2		2	26.400	13.200	39.600
Personal Fijo a Tiempo Parcial	**1**			**1**	**6.000**		**6.000**
Obrero	1			1	6.000		6.000
TOTAL	**12**	**8**		**20**	**351.732**	**172.866**	**524.598**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	1.558.014
4.02	Materiales, suministros y mercancías	123.800
4.03	Servicios no personales	231.686
4.04	Activos reales	67.000
4.07	Transferencias y donaciones	19.500
4.08	Otros gastos	6.700
4.11	Disminución de pasivos	164.890
	TOTAL	**2.171.590**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	2.000.000
Del sector público	2.000.000
Transferencias corrientes internas recibidas del sector público	2.000.000
De la República	2.000.000
Recursos Ordinarios	2.000.000
B. GASTOS CORRIENTES	**1.939.700**
GASTOS DE CONSUMO	1.920.200
Remuneraciones	1.558.014
Sueldos, salarios y otras retribuciones	351.732
Beneficios y complementos de sueldos y salarios	730.173
Aportes patronales	39.552
Prestaciones sociales y otras indemnizaciones	141.361
Asistencia socioeconómica	295.196
Compra de Bienes y servicios	355.486
Bienes de consumo	123.800
Servicios no personales	231.686
Depreciación y amortización	6.700
TRANSFERENCIAS Y DONACIONES CORRIENTES	19.500
Al sector privado	19.500
Transferencias corrientes al sector privado	18.000
Otras transferencias corrientes internas al sector privado	18.000
Donaciones corrientes al sector privado	1.500
Donaciones a personas	1.500
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**60.300**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**67.000**
RECURSOS PROPIOS DE CAPITAL	67.000
Ahorro/ Desahorro en Cuenta Corriente	60.300
Incremento de la depreciación y amortización acumuladas	6.700
B. GASTOS DE CAPITAL	**67.000**
INVERSIÓN REAL DIRECTA	67.000
Formación Bruta de Capital Fijo	67.000
Maquinaria, equipos y otros bienes muebles	32.000
Construcciones de bienes de dominio privado	35.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**164.890**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	164.890
Disminución de otros activos financieros	164.890
Disminución de disponibilidades	164.890
Disminución de Bancos	164.890
B. APLICACIONES FINANCIERAS	**164.890**
DISMINUCIÓN DE PASIVOS	164.890
Disminución de cuentas y efectos por pagar	164.890
Disminución de cuentas y efectos por pagar a corto plazo	164.890
Disminución cuentas por pagar a proveedores a corto plazo	164.890

A0443

Fundación Centro Nacional
de Desarrollo e Investigación en Telecomunicaciones
(CENDIT)

FUNDACIÓN CENTRO NACIONAL DE DESARROLLO E INVESTIGACIÓN EN TELECOMUNICACIONES (CENDIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Centro Nacional de Desarrollo e Investigaciones en Telecomunicaciones (CENDIT), contribuye con el fortalecimiento de la creatividad tecnológica, ofreciendo al sector productivo la posibilidad de disponer soluciones locales a muchos problemas técnicos y científicos. Ésto, lógicamente, constituye un hito de referencia en el campo científico - tecnológico para las grandes empresas radicadas en el país, así como para aquellas que han planificado instalarse en él. De igual manera, el CENDIT fomenta la creación de pequeñas y medianas empresas, para la generación de nuevos puestos de trabajo con diversas categorías de profesionales.

En Venezuela actualmente, las telecomunicaciones están orientadas en una gran proporción hacia el área de los servicios, haciendo muy poco énfasis en el importante aspecto de desarrollo tecnológico. Esto se manifiesta por la presencia de un número escaso de empresas dedicadas a la producción de tecnologías, además de que la mayoría tiene una pequeña importancia en el mercado nacional, en comparación con las empresas de servicio.

Es conveniente que exista un equilibrio en todos aquellos aspectos del entorno industrial, tales como legal, financiero, político, educacional, social, entre otros, para que el sector de las telecomunicaciones pueda desarrollarse plenamente en el país. En este sentido, el CENDIT pretende constituirse en el ente fundamental que propicie y oriente las relaciones entre políticas de Estado, investigación científica, desarrollo tecnológico, incubadoras de empresas y servicios comunitarios en materia de telecomunicaciones.

Para lograr lo mencionado, el CENDIT diseñará sus líneas de investigación en función de las directrices establecidas en los planes de desarrollo nacional, permitiendo de esta manera que la utilización de los recursos humanos y económicos sea congruente con los esfuerzos realizados a escala nacional. Además, por su concepción de vanguardia, el CENDIT, contribuirá significativamente a la orientación del desarrollo de las telecomunicaciones en el país, ya que podrá evaluar la situación nacional y extrapolar soluciones a los problemas que imponga la creación de nuevas tecnologías.

En otro orden de ideas, cabe señalar que el CENDIT no está concebido para labores docentes, aunque podría acoger estudiantes pasantes para desarrollar prototipos enmarcados en trabajos finales de grado o tesis de post grado (maestría y doctorado). También podría contribuir en la actualización de conocimientos para el personal docente y de investigación, por medio de la participación de especialistas nacionales e internacionales en actividades tales como: charlas, seminarios, talleres, foros, etc. Esto permitirá que el CENDIT participe y colabore con universidades u otros centros nacionales e internacionales, para el desarrollo de tecnologías, lo cual redundará en beneficio de nuestros centros educativos, y por consiguiente en el mejoramiento de la calidad de nuestros futuros profesionales.

Asimismo, el CENDIT mantendrá una constante interacción con centros homólogos internacionales, con el fin de intercambiar experiencias en el plano científico y tecnológico. Igualmente llevará a cabo proyectos comunes que ayudarán a fortalecer los programas de desarrollo y la competencia nacional en materia de telecomunicaciones. Las relaciones con otros centros permitirán el intercambio de personal profesional o en formación, a fin de realizar pasantías e incluso preparar tesis de maestría como de doctorado.

Aunado a lo ya antes indicado, es necesario considerar que Venezuela se perfila como un actor regional importante en el sector de las telecomunicaciones para los próximos años. Esto se puede apreciar al comparar indicadores como: crecimiento de la telefonía móvil, aumento de la penetración de la telefonía fija, creación de redes multiservicios, entre otros. La creación del CENDIT es pieza clave para consolidar este proceso de posicionamiento de Venezuela en la región.

El Estado Venezolano, consciente de la gran importancia del sector, ha emprendido iniciativas innovadoras en aras de fortalecer el desarrollo y la investigación en telecomunicaciones. Esto se puede apreciar con la creación, a través de la Ley Orgánica de Telecomunicaciones, de dos fondos que ofrecen recursos económicos para emprender proyectos de gran envergadura. Ellos son: a) el Fondo para el Servicio Universal y b) el Fondo de Investigación y Desarrollo de las Telecomunicaciones.

Por otra parte, el Estado debe invertir recursos económicos no solamente para formar capital humano altamente calificado, sino también para la adecuación de la infraestructura tecnológica del país, por ejemplo, propiciando la creación de centros tales como el CENDIT, de manera que el talento nacional esté en condiciones de generar innovaciones tecnológicas a problemas existentes, o soluciones a nuevas necesidades. De esta manera se producirá confianza para las inversiones en el sector nacional de las telecomunicaciones y se contribuirá a evitar la fuga de talentos.

La Institución estima constituirse en referencia nacional y regional para el desarrollo, investigación, innovación, difusión y mejoramiento técnico profesional en telecomunicaciones, siendo soporte tecnológico de elevado nivel, tanto para el sector oficial, como para el sector industrial y de servicios. El CENDIT será un factor fundamental para el crecimiento del país y la democratización de la información en Venezuela en el marco de la investigación de utilidad proyectada para el desarrollo y la cobertura de las necesidades sociales.

El CENDIT, como organización de vanguardia tecnológica basada en el conocimiento, contribuirá con el fortalecimiento del área de las telecomunicaciones a través del desarrollo investigación e innovación de productos y servicios, con particular énfasis en la solución de problemas de carácter técnico en el ámbito nacional y regional, y ofrecer al Estado Venezolano elementos concretos que habiliten la consolidación de la independencia y soberanía tecnológica nacional en esta área

El CENDIT para el 2010 estima:

- Contribuir a la democratización de la salud, la educación y la información, brindando apoyo tecnológico a las comunidades y entes vinculados con el desarrollo social del país.
- Apoyar a la orientación de las políticas de desarrollo del sector de las telecomunicaciones en Venezuela, aportando resultados sobre la evaluación de esta área y su proyección, así como productos de investigación científica y tecnológica.
- Favorecer al desarrollo del sector de las telecomunicaciones en Venezuela, disponiendo de una infraestructura moderna y de un personal altamente calificado, con capacidad para generar soluciones técnicas y científicas a necesidades nacionales y regionales.
- Procurar la experticia del CENDIT para la realización de proyectos tendentes a la democratización de la educación en Venezuela.
- Realizar investigaciones en materia de telecomunicaciones que permitan aportar nuevos conocimientos, contribuyendo así al desarrollo de nuevas soluciones tecnológicas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**111.632.193**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.000.000
Del sector público	6.000.000
Transferencias corrientes internas recibidas del sector público	6.000.000
De la República	6.000.000
OTROS INGRESOS	105.632.193
Otros ingresos ordinarios	105.632.193
TOTAL RECURSOS	**111.632.193**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**95.369.076**
GASTOS DE CONSUMO	95.369.076
Remuneraciones	32.679.448
Sueldos, salarios y otras retribuciones	28.622.686
Beneficios y complementos de sueldos y salarios	2.480.760
Aportes patronales	299.287
Prestaciones sociales y otras indemnizaciones	542.427
Asistencia socioeconómica	734.288
Compra de Bienes y servicios	62.689.628
Bienes de consumo	24.069.963
Servicios no personales	38.619.665
GASTOS DE CAPITAL	**16.263.117**
INVERSIÓN REAL DIRECTA	16.263.117
Formación Bruta de Capital Fijo	10.848.753
Maquinaria, equipos y otros bienes muebles	10.848.753
Bienes intangibles	5.414.364
TOTAL GASTOS	**111.632.193**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107869	Industrialización y Transferencia Tecnológica en Telecomunicaciones.	Infraestructura Tecnológica			1				32.848.430	32.848.430
107935	Desarrollo e Innovación en Tecnologías de Telecomunicaciones.	Laboratorio			5		4.200.000		13.914.830	18.114.830
108070	Puesta en Marcha de la Escuela Superior de Telecomunicaciones.	Infraestructura			1				36.506.443	36.506.443
108073	Caracterización y Despliegue de la Telecomunicaciones en Venezuela - Primera Etapa.	Proyecto			1				18.994.156	18.994.156
108075	Diseño del Laboratorio de Telecomunicaciones Avanzadas.	Proyecto			1				3.368.334	3.368.334
	TOTAL						4.200.000		105.632.193	109.832.193

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.599.874			1.599.874
02	Gestión Administrativa		200.126			200.126
	TOTAL		1.800.000			1.800.000

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**18**	**10**	**13**	**41**	**1.683.482**		**1.683.482**
Directivo	1	2	2	5	825.094		825.094
Profesional y Técnico	5	3	4	12	352.975		352.975
Personal Administrativo	4		1	5	168.979		168.979
Personal de Investigación	7	4	6	17	303.141		303.141
Obrero	1	1		2	33.293		33.293
Personal Contratado			**107**	**107**	**26.896.004**		**26.896.004**
Profesional y Técnico			17	17	3.628.271		3.628.271
Personal Administrativo			10	10	6.226.425		6.226.425
Personal de Investigación			80	80	17.041.308		17.041.308
TOTAL	**18**	**10**	**120**	**148**	**28.579.486**		**28.579.486**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	32.679.448
4.02	Materiales, suministros y mercancías	24.069.963
4.03	Servicios no personales	38.619.665
4.04	Activos reales	16.263.117
	TOTAL	**111.632.193**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**111.632.193**
TRANSFERENCIAS Y DONACIONES CORRIENTES	6.000.000
Del sector público	6.000.000
Transferencias corrientes internas recibidas del sector público	6.000.000
De la República	6.000.000
Recursos Ordinarios	5.300.000
Gestión Fiscal	700.000
OTROS INGRESOS	105.632.193
Otros ingresos ordinarios	105.632.193
B. GASTOS CORRIENTES	**95.369.076**
GASTOS DE CONSUMO	95.369.076
Remuneraciones	32.679.448
Sueldos, salarios y otras retribuciones	28.622.686
Beneficios y complementos de sueldos y salarios	2.480.760
Aportes patronales	299.287
Prestaciones sociales y otras indemnizaciones	542.427
Asistencia socioeconómica	734.288
Compra de Bienes y servicios	62.689.628
Bienes de consumo	24.069.963
Servicios no personales	38.619.665
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**16.263.117**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**16.263.117**
RECURSOS PROPIOS DE CAPITAL	16.263.117
Ahorro/ Desahorro en Cuenta Corriente	16.263.117
B. GASTOS DE CAPITAL	**16.263.117**
INVERSIÓN REAL DIRECTA	16.263.117
Formación Bruta de Capital Fijo	10.848.753
Maquinaria, equipos y otros bienes muebles	10.848.753
Bienes intangibles	5.414.364
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0458

Fundación Centro Nacional
de Innovación Tecnológica
(CENIT)

FUNDACIÓN CENTRO NACIONAL DE INNOVACIÓN TECNOLÓGICA (CENIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Centro Nacional de Innovación Tecnológica (CENIT), prevé ingresos por la cantidad de Bs. 27.854.221, el cual comprende el aporte del Ejecutivo Nacional, transferencias derivadas de la aplicación de la Ley Orgánica de Ciencia, Tecnología e Innovación (LOCTI), recursos de capital y disminuciones de disponibilidades de caja.

La Transferencia de la República asciende a la cantidad de Bs.20.000.000 desagregándose según la siguiente distribución:

- Proyecto destinado a la Investigación, Desarrollo e Innovación de Soluciones Tecnológicas para la Industria Intermedia y Promoción de las Empresas de Producción Social Bs. 6.612.409.
- Proyecto de Soluciones Tecnológicas para la Apropiación del Conocimiento e Innovación dirigidas a las Empresas de Producción Social, Comunidades e Industrias Bs. 6.383.059.
- Para la Dirección y coordinación de los gastos de los trabajadores Bs.6.253.670.
- Gastos de funcionamiento Bs. 521.210.
- Previsión y protección social Bs. 229.652.

Los gastos de personal, ascienden Bs. 19.249.139, para a cubrir los gastos de los 158 empleados que conforman la plantilla de personal de la Fundación. Adicionalmente se prevé la contratación de técnicos y especialistas a tiempo determinado incluyendo las incidencias salariales, de acuerdo a la política laboral del Estado, parte de ésta actividad se desarrollará en el interior de país.

Materiales, suministros y mercancías, Bs. 1.716.779, orientados a la adquisición de bienes y materiales de diversa naturaleza indispensables para el desarrollo de procesos sustantivos y de apoyo al cumplimiento de la programación 2010.

Servicios no personales Bs. 5.881.151, destinados a la contratación de empresas prestadoras de servicios varios en apoyo al quehacer de la organización, servicios por concepto de adecuación de los ambientes que van a promover y desarrollar la innovación tecnológica (laboratorios) lo cual permitirá incorporar a la población en general a la creación o innovación de los procesos productivos o de prestación de servicios.

Activos reales, Bs. 730.000, para la compra de los activos en telecomunicaciones y procesamiento de datos incorporaremos.

Transferencias y donaciones, Bs. 229.652, dirigidos al pago de jubilaciones y pensiones.

Otros gastos, Bs. 44.500 generado por la depreciación de los activos fijos adquiridos en la fundación necesario para el óptimo funcionamiento de la institución.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**22.387.236**
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.387.236
Del sector público	22.387.236
Transferencias corrientes internas recibidas del sector público	22.387.236
De la República	20.000.000
De los entes descentralizados con fines empresariales Petroleros	2.387.236
INGRESOS DE CAPITAL	**47.500**
RECURSOS PROPIOS DE CAPITAL	**47.500**
Incremento de la depreciación y amortización acumuladas	47.500
FUENTES DE FINANCIAMIENTO	**5.419.485**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**5.419.485**
Disminución de otros activos financieros	5.419.485
Disminución de disponibilidades	5.419.485
Disminución de caja	5.419.485
TOTAL RECURSOS	**27.854.221**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**27.124.221**
GASTOS DE CONSUMO	26.894.569
Remuneraciones	19.249.139
Sueldos, salarios y otras retribuciones	6.494.065
Beneficios y complementos de sueldos y salarios	5.818.683
Aportes patronales	939.173
Prestaciones sociales y otras indemnizaciones	4.126.501
Asistencia socioeconómica	1.870.717
Compra de Bienes y servicios	7.597.930
Bienes de consumo	1.716.779
Servicios no personales	5.881.151
Depreciación y amortización	47.500
TRANSFERENCIAS Y DONACIONES CORRIENTES	229.652
Al sector privado	229.652
Transferencias corrientes al sector privado	229.652
Directas a personas	229.652
Jubilaciones y otros beneficios asociados	229.652
GASTOS DE CAPITAL	**730.000**
INVERSIÓN REAL DIRECTA	**730.000**
Formación Bruta de Capital Fijo	585.000
Maquinaria, equipos y otros bienes muebles	585.000
Bienes intangibles	145.000
TOTAL GASTOS	**27.854.221**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108064	Investigación, Desarrollo e Innovación de Soluciones Tecnológicas para la Industria Intermedia y Promoción de las Empresas de Producción Social	Solución Tecnológica			4	991.150	6.612.409		1.773.450	9.377.009
108069	Soluciones Tecnológicas para la Apropiación del Conocimiento e Innovación Dirigidas a Las Empresas de Producción Social, Comunidades e Industrias Intermedias	Persona Beneficiada			1.300	991.150	6.383.059		613.786	7.987.995
TOTAL						**1.982.300**	**12.995.468**		**2.387.236**	**17.365.004**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.253.670			6.253.670
02	Gestión Administrativa	3.484.685	521.210			4.005.895
03	Previsión y Protección Social		229.652			229.652
TOTAL		**3.484.685**	**7.004.532**			**10.489.217**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**73**	**60**	**20**	**153**	**6.258.925**		**6.258.925**
Directivo	5	4	4	13	922.220		922.220
Profesional y Técnico	64	40	16	120	3.996.282		3.996.282
Personal Administrativo	3	9		12	1.229.625		1.229.625
Obrero	1	7		8	110.798		110.798
Personal Contratado			**5**	**5**	**195.140**		**195.140**
Profesional y Técnico			5	5	195.140		195.140
TOTAL	**73**	**60**	**25**	**158**	**6.454.065**		**6.454.065**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados		**1**	**1**	**94.087**
Empleados		1	1	94.087
Jubilados		**2**	**2**	**135.565**
Obreros		1	1	41.478
Empleados		1	1	94.087
TOTAL		**3**	**3**	**229.652**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	19.249.139
4.02	Materiales, suministros y mercancías	1.716.779
4.03	Servicios no personales	5.881.151
4.04	Activos reales	730.000
4.07	Transferencias y donaciones	229.652
4.08	Otros gastos	47.500
	TOTAL	**27.854.221**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**22.387.236**
TRANSFERENCIAS Y DONACIONES CORRIENTES	22.387.236
Del sector público	22.387.236
Transferencias corrientes internas recibidas del sector público	22.387.236
De la República	20.000.000
Recursos Ordinarios	16.000.000
Gestión Fiscal	4.000.000
De los entes descentralizados con fines empresariales petroleros	2.387.236
B. GASTOS CORRIENTES	**27.124.221**
GASTOS DE CONSUMO	26.894.569
Remuneraciones	19.249.139
Sueldos, salarios y otras retribuciones	6.494.065
Beneficios y complementos de sueldos y salarios	5.818.683
Aportes patronales	939.173
Prestaciones sociales y otras indemnizaciones	4.126.501
Asistencia socioeconómica	1.870.717
Compra de Bienes y servicios	7.597.930
Bienes de consumo	1.716.779
Servicios no personales	5.881.151
Depreciación y amortización	47.500

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
TRANSFERENCIAS Y DONACIONES CORRIENTES	229.652
Al sector privado	229.652
Transferencias corrientes al sector privado	229.652
Directas a personas	229.652
Jubilaciones y otros beneficios asociados	229.652
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(4.736.985)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(4.689.485)**
RECURSOS PROPIOS DE CAPITAL	(4.689.485)
Ahorro/ Desahorro en Cuenta Corriente	(4.736.985)
Incremento de la depreciación y amortización acumuladas	47.500
B. GASTOS DE CAPITAL	**730.000**
INVERSIÓN REAL DIRECTA	730.000
Formación Bruta de Capital Fijo	585.000
Maquinaria, equipos y otros bienes muebles	585.000
Bienes intangibles	145.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(5.419.485)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.419.485**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.419.485
Disminución de otros activos financieros	5.419.485
Disminución de disponibilidades	5.419.485
Disminución de caja	5.419.485
B. APLICACIONES FINANCIERAS	**5.419.485**
DÉFICIT FINANCIERO	5.419.485

A0461
Fundación Centro Nacional
de Desarrollo e Investigación en Tecnologías Libres
(CENDITEL)

FUNDACIÓN CENTRO NACIONAL DE DESARROLLO E INVESTIGACIÓN EN TECNOLOGÍAS LIBRES (CENDITEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL), es la Institución encargada de impulsar los procesos necesarios para que la ciencia, tecnología y la innovación cumplan el rol correspondiente para lograr el desarrollo económico, social y político que requiere la nación.

Para cumplir con la misión de la institución en el ejercicio fiscal 2010, la Fundación tiene previsto ejecutar los siguientes proyectos:

- Tecnologías Libres de Hardware y Software que impulsen la Soberanía Tecnológica
- Fomento del sentido y práctica del Poder Popular a través de la Investigación y Desarrollo de Tecnologías liberadoras orientadas a la Formación e Integración Cultural, Social, Educativa y Científico-Tecnológicas

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**5.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**5.000.000**
Del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
INGRESOS DE CAPITAL	**337.700**
RECURSOS PROPIOS DE CAPITAL	**337.700**
Incremento de la depreciación y amortización acumuladas	337.700
FUENTES DE FINANCIAMIENTO	**2.991.234**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**2.991.234**
Disminución de otros activos financieros	2.991.234
Disminución de disponibilidades	2.991.234
Disminución de caja	2.991.234
TOTAL RECURSOS	**8.328.934**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**6.683.407**
GASTOS DE CONSUMO	**6.683.407**
Remuneraciones	5.227.312
Sueldos, salarios y otras retribuciones	1.888.820
Beneficios y complementos de sueldos y salarios	1.846.852
Aportes patronales	387.089
Prestaciones sociales y otras indemnizaciones	482.243
Asistencia socioeconómica	622.308
Compra de Bienes y servicios	1.118.395
Bienes de consumo	242.906
Servicios no personales	875.489
Depreciación y amortización	337.700
GASTOS DE CAPITAL	**1.645.527**
INVERSIÓN REAL DIRECTA	**1.645.527**
Formación Bruta de Capital Fijo	1.645.527
Maquinaria, equipos y otros bienes muebles	1.507.527
Construcciones de bienes de dominio público	138.000
TOTAL GASTOS	**8.328.934**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107987	Tecnologías Libres de Hardware y Software que Impulsen la Soberanía Tecnológica	Tecnología			7		2.591.886			2.591.886
107997	Fomento del Sentido y Práctica del Poder Popular a Través de la Investigación y Desarrollo de Tecnologías Liberadoras Orientadas a la Formación e Integración Cultural, Social, Educativa y Científico-Tecnológicas	Documento			20	830.262	2.408.114			3.238.376
	TOTAL					830.262	5.000.000			5.830.262

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.458.285				1.458.285
02	Gestión Administrativa	702.687			337.700	1.040.387
	TOTAL	2.160.972			337.700	2.498.672

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**17**	**22**		**39**	**1.174.968**		**1.174.968**
Directivo	1	5		6	268.504		268.504
Profesional y Técnico	6	10		16	649.148		649.148
Personal Administrativo	6	3		9	90.708		90.708
Personal de Investigación	3	4		7	149.916		149.916
Obrero	1			1	16.692		16.692
Personal Contratado	**6**	**17**		**23**	**624.743**		**624.743**
Profesional y Técnico	6	17		23	624.743		624.743
TOTAL	**23**	**39**		**62**	**1.799.711**		**1.799.711**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	5.227.312
4.02	Materiales, suministros y mercancías	242.906
4.03	Servicios no personales	875.489
4.04	Activos reales	1.645.527
4.08	Otros gastos	337.700
	TOTAL	**8.328.934**

CAPITULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**5.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	5.000.000
Del sector público	5.000.000
Transferencias corrientes internas recibidas del sector público	5.000.000
De la República	5.000.000
Recursos Ordinarios	4.000.000
Gestión Fiscal	1.000.000
B. GASTOS CORRIENTES	**6.683.407**
GASTOS DE CONSUMO	6.683.407
Remuneraciones	5.227.312
Sueldos, salarios y otras retribuciones	1.888.820
Beneficios y complementos de sueldos y salarios	1.846.852
Aportes patronales	387.089
Prestaciones sociales y otras indemnizaciones	482.243
Asistencia socioeconómica	622.308
Compra de Bienes y servicios	1.118.395
Bienes de consumo	242.906
Servicios no personales	875.489
Depreciación y amortización	337.700
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.683.407)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(1.345.707)**
RECURSOS PROPIOS DE CAPITAL	(1.345.707)
Ahorro/ Desahorro en Cuenta Corriente	(1.683.407)
Incremento de la depreciación y amortización acumuladas	337.700
B. GASTOS DE CAPITAL	**1.645.527**
INVERSIÓN REAL DIRECTA	1.645.527
Formación Bruta de Capital Fijo	1.645.527
Maquinaria, equipos y otros bienes muebles	1.507.527
Construcciones de bienes de dominio público	138.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(2.991.234)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.991.234**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	2.991.234
Disminución de otros activos financieros	2.991.234
Disminución de disponibilidades	2.991.234
Disminución de caja	2.991.234
B. APLICACIONES FINANCIERAS	**2.991.234**
DÉFICIT FINANCIERO	2.991.234

A0464
Fundación Infocentro

FUNDACIÓN INFOCENTRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación tiene como propósito planificar, diseñar, adecuar, administrar, mantener, sensibilizar y socializar los espacios tecnológicos comunitarios, para su aprovechamiento a fin de ser el medio para la organización, desarrollo y fortalecimiento del colectivo apuntando el poder comunal.

Se espera que los infocentros lleguen a ser espacios tecnológicos comunitarios que contribuyan a la inclusión de amplios sectores de la población en el uso de las tecnologías de información y comunicación que se transformen en el eje del desarrollo local para que toda la población eleve su nivel de vida, fortaleciendo su autoestima y el valor de compartir, rescatando varios principios como la solidaridad, valores éticos y morales, para el logro de una mejor sociedad.

Tiene proyectado ejecutar dos proyectos en el ejercicio fiscal 2010, que se indica a continuación:

- Crecimiento y Consolidación de Espacios Socio Tecnológicos Comunitarios.
- Apropiación Social de las Tecnologías de Información y Comunicación para el Fortalecimiento del Poder Popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**95.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**95.000.000**
Del sector público	95.000.000
Transferencias corrientes internas recibidas del sector público	95.000.000
De la República	95.000.000
INGRESOS DE CAPITAL	**1.500.000**
RECURSOS PROPIOS DE CAPITAL	**1.500.000**
Incremento de la depreciación y amortización acumuladas	1.500.000
FUENTES DE FINANCIAMIENTO	**35.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**35.000.000**
Disminución de otros activos financieros	35.000.000
Disminución de disponibilidades	35.000.000
Disminución de Bancos	35.000.000
TOTAL RECURSOS	**131.500.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**125.477.000**
GASTOS DE CONSUMO	**124.357.000**
Remuneraciones	93.933.823
Sueldos, salarios y otras retribuciones	34.681.249
Beneficios y complementos de sueldos y salarios	34.605.984
Aportes patronales	1.872.597
Prestaciones sociales y otras indemnizaciones	10.501.400
Asistencia socioeconómica	12.272.593
Compra de Bienes y servicios	28.923.177
Bienes de consumo	5.179.916
Servicios no personales	23.743.261
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.120.000**
Al sector privado	120.000
Transferencias corrientes al sector privado	120.000
Directas a personas	120.000
Otras transferencias directas a personas	120.000
Al sector público	1.000.000
Transferencias Corrientes a Consejos Comunales	1.000.000
GASTOS DE CAPITAL	**6.023.000**
INVERSIÓN REAL DIRECTA	**6.023.000**
Formación Bruta de Capital Fijo	6.023.000
Maquinaria, equipos y otros bienes muebles	6.023.000
TOTAL GASTOS	**131.500.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107745	Crecimiento y Consolidación de Espacios Socio Tecnológicos Comunitarios	Usuario Atendido	250.000	50.000	500.000	11.679.870	58.718.106			70.397.976
107765	Apropiación Social de las Tecnologías de Información y Comunicación para el Fortalecimiento del Poder Popular	Contenido Comunitario Virtual			300	10.661.307	72.000			10.733.307
	TOTAL					22.341.177	58.790.106			81.131.283

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		35.143.717			35.143.717
02	Gestión Administrativa	12.658.823	1.066.177		1.500.000	15.225.000
03	Previsión y Protección Social					
	TOTAL	**12.658.823**	**36.209.894**		**1.500.000**	**50.368.717**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**137**	**133**	**20**	**290**	**10.268.399**		**10.268.399**
Directivo	7	5		12	1.070.396		1.070.396
Profesional y Técnico	104	112	20	236	8.165.466		8.165.466
Personal Administrativo	26	16		42	1.032.537		1.032.537
Personal Contratado	**997**	**353**	**99**	**1.449**	**24.012.850**		**24.012.850**
Profesional y Técnico	997	353	99	1.449	24.012.850		24.012.850
TOTAL	**1.134**	**486**	**119**	**1.739**	**34.281.249**		**34.281.249**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	93.933.823
4.02	Materiales, suministros y mercancías	5.179.916
4.03	Servicios no personales	23.743.261
4.04	Activos reales	6.023.000
4.07	Transferencias y donaciones	1.120.000
4.08	Otros gastos	1.500.000
	TOTAL	**131.500.000**

CAPITULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**95.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	95.000.000
Del sector público	95.000.000
Transferencias corrientes internas recibidas del sector público	95.000.000
De la República	95.000.000
Recursos Ordinarios	60.000.000
Gestión Fiscal	35.000.000
B. GASTOS CORRIENTES	**125.477.000**
GASTOS DE CONSUMO	124.357.000
Remuneraciones	93.933.823
Sueldos, salarios y otras retribuciones	34.681.249
Beneficios y complementos de sueldos y salarios	34.605.984
Aportes patronales	1.872.597
Prestaciones sociales y otras indemnizaciones	10.501.400
Asistencia socioeconómica	12.272.593
Compra de Bienes y servicios	28.923.177
Bienes de consumo	5.179.916
Servicios no personales	23.743.261
Depreciación y amortización	1.500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.120.000
Al sector privado	120.000
Transferencias corrientes al sector privado	120.000
Directas a personas	120.000
Otras transferencias directas a personas	120.000
Al sector público	1.000.000
Transferencias Corrientes a Consejos Comunales	1.000.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(30.477.000)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(28.977.000)**
RECURSOS PROPIOS DE CAPITAL	(28.977.000)
Ahorro/ Desahorro en Cuenta Corriente	(30.477.000)
Incremento de la depreciación y amortización acumuladas	1.500.000
B. GASTOS DE CAPITAL	**6.023.000**
INVERSIÓN REAL DIRECTA	6.023.000
Formación Bruta de Capital Fijo	6.023.000
Maquinaria, equipos y otros bienes muebles	6.023.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(35.000.000)**

CAPITULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**35.000.000**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	35.000.000
Disminución de otros activos financieros	35.000.000
Disminución de disponibilidades	35.000.000
Disminución de Bancos	35.000.000
B. APLICACIONES FINANCIERAS	**35.000.000**
DÉFICIT FINANCIERO	35.000.000

A0660
Instituto Postal Telegráfico de Venezuela
(IPOSTEL)

INSTITUTO POSTAL TELEGRÁFICO DE VENEZUELA (IPOSTEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Postal Telegráfico de Venezuela, tiene previsto una gestión institucional enmarcada dentro de su visión, misión y objetivos, así como en las estrategias establecidas en el Plan Nacional de Telecomunicaciones, Informática y Servicios Postales, como Instrumento del Sector, para el cumplimiento de las políticas establecidas en el Plan de Desarrollo, concebido por el Ejecutivo Nacional, para el periodo 2007-2013, en el cual se afianza la acción de las Directrices Estratégicas para el desarrollo de la economía productiva y la consolidación del Poder Popular.

De acuerdo a los lineamientos generales de Plan Nacional de Telecomunicaciones, Informática y Servicios Postales 2007-2013, los Proyectos de IPOSTEL para el 2010 se ubican en la contribución que aportan al desarrollo de:

- Programa para la Participación Comunitaria en los Servicios Postales.
- Regulación Postal Aduanera
- Regulación Postal (Fiscal)
- Plan de Operación del Servicio Postal de Telegrafía.
- Expansión del Mercado Postal y Diversificación del Servicio.

IPOSTEL, como Institución pionera en la prestación de servicios de comunicación, busca la transformación del Estado, para lo cual optimiza los procesos administrativos, busca la transparencia de la gestión pública institucional, a través de la promoción de ajustes necesarios en el marco jurídico que los regula.

En este sentido, IPOSTEL prevé continuar con las alianzas estratégicas con instituciones públicas, en procura de mejorar los niveles de calidad y servicio que ofrece, fortaleciendo la imagen institucional y mejorando los tiempos de entrega, todo ello en función de optimizar el servicio prestado.

El Presupuesto de Ingresos y Gastos de la Institución se ubica en la cantidad de Bs. 757.356.839, de los cuales Bs. 73.404.505 serán destinados a proyectos y Bs. 683.952.334 están orientados a las acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**685.400.000**
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	444.400.000
Venta de servicios	444.400.000
INGRESOS DE LA PROPIEDAD	1.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.000.000
Alquileres	1.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	240.000.000
Del sector público	240.000.000
Transferencias corrientes internas recibidas del sector público	240.000.000
De la República	240.000.000
INGRESOS DE CAPITAL	**2.043.872**
RECURSOS PROPIOS DE CAPITAL	**2.043.872**
Incremento de la depreciación y amortización acumuladas	2.043.872
FUENTES DE FINANCIAMIENTO	**69.912.967**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**67.437.237**
Disminución de otros activos financieros	67.437.237
Disminución de disponibilidades	67.437.237
Disminución de caja	2.217.529
Disminución de Bancos	63.078.646
Disminución de cuentas por cobrar a corto plazo	954.653
Disminución de cuentas comerciales por cobrar a corto plazo	109.582
Disminución de otras cuentas por cobrar a corto plazo	845.071
Disminución de fondos en avance, en anticipo y en fideicomiso	1.186.409

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Disminución de fondos en fideicomiso	73.000
Disminución de anticipos a proveedores	145.000
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	409
Disminución de otros activos financieros circulantes	968.000
INCREMENTO DE PASIVOS	**2.475.730**
Incremento de cuentas y efectos por pagar	2.274.670
Incremento de cuentas y efectos por pagar a corto plazo	1.152.670
Incremento de sueldos, salarios y otras remuneraciones por pagar	804.004
Incremento de aportes patronales y retenciones laborales por pagar	348.666
Incremento de cuentas y efectos por pagar a mediano y largo plazo	1.122.000
Incremento de efectos por pagar a proveedores a mediano y largo plazo	1.122.000
Incremento de otros pasivos	201.060
Incremento de pasivos diferidos a corto plazo	160.060
Incremento de otros pasivos a corto plazo	41.000
TOTAL RECURSOS	**757.356.839**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**736.226.040**
GASTOS DE CONSUMO	662.664.485
Remuneraciones	552.636.487
Sueldos, salarios y otras retribuciones	115.282.139
Beneficios y complementos de sueldos y salarios	233.930.639
Aportes patronales	25.190.084
Prestaciones sociales y otras indemnizaciones	86.782.412
Asistencia socioeconómica	88.251.213
Otros gastos de personal	3.200.000
Compra de Bienes y servicios	107.984.126
Bienes de consumo	46.768.643
Servicios no personales	61.215.483
Depreciación y amortización	2.043.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.527.381
Al sector privado	73.010.261
Transferencias corrientes al sector privado	72.650.261
Directas a personas	72.530.261
Pensiones y otros beneficios asociados	5.919.399
Jubilaciones y otros beneficios asociados	66.610.862
Otras transferencias corrientes internas al sector privado	120.000
Donaciones corrientes al sector privado	360.000
Donaciones a personas	360.000
Al sector público	25.500
Transferencias corrientes al sector público	25.500
Subsidios e incentivos otorgados por normas externas	25.500

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Al sector externo	491.620
Transferencias corrientes al exterior	491.620
A gobiernos extranjeros	491.620
OTROS GASTOS CORRIENTES	34.174
Indemnizaciones y sanciones pecuniarias	34.174
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	34.174
GASTOS DE CAPITAL	**21.130.799**
INVERSIÓN REAL DIRECTA	**21.130.799**
Formación Bruta de Capital Fijo	21.130.799
Maquinaria, equipos y otros bienes muebles	21.130.799
TOTAL GASTOS	**757.356.839**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107832	Programa para la Participación Comunitaria en los Servicios Postales	Taller			120	362.058				362.058
107873	Regulación Postal Aduanera	Oficina			9	221.924				221.924
107875	Regulación Postal (Fiscal)	Inspección / Fiscalización			107	547.977				547.977
107923	Plan Operación del Servicio Postal Telegrafía	Institución			22	40.893.580				40.893.580
107959	Expansión del mercado Postal y diversificación del Servicio	Producto			13.350.500	31.378.966				31.378.966
	TOTAL					**73.404.505**				**73.404.505**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	315.665.867	240.000.000			555.665.867
02	Gestión Administrativa	55.756.207				55.756.207
03	Previsión y Protección Social	72.530.260				72.530.260
	TOTAL	**443.952.334**	**240.000.000**			**683.952.334**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.869**	**5.014**		**7.883**	**103.338.275**	**40.327.885**	**143.666.160**
Directivo	104	78		182	3.789.240		3.789.240
Profesional y Técnico	701	569		1.270	22.784.090	8.253.104	31.037.194
Personal Administrativo	1.164	980		2.144	30.367.874	13.150.229	43.518.103
Obrero	900	3.387		4.287	46.397.071	18.924.552	65.321.623
Personal Fijo a Tiempo Parcial	**6**	**5**		**11**	**34.099**		**34.099**
Profesional y Técnico	6	5		11	34.099		34.099
Personal Contratado	**233**	**456**		**689**	**9.921.600**		**9.921.600**
Directivo	18	11		29	417.600		417.600
Profesional y Técnico	60	40		100	1.440.000		1.440.000
Personal Administrativo	155	405		560	8.064.000		8.064.000
TOTAL	**3.108**	**5.475**		**8.583**	**113.293.974**	**40.327.885**	**153.621.859**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	Nº de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**201**	**134**	**335**	**5.919.399**
Obreros	106	81	187	2.768.297
Empleados	95	53	148	3.151.102
Jubilados	**1.287**	**1.716**	**3.003**	**66.610.861**
Obreros	273	1.046	1.319	26.758.659
Empleados	1.014	670	1.684	39.852.202
TOTAL	**1.488**	**1.850**	**3.338**	**72.530.260**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	552.636.487
4.02	Materiales, suministros y mercancías	46.768.643
4.03	Servicios no personales	61.215.483
4.04	Activos reales	21.130.799
4.07	Transferencias y donaciones	73.527.381
4.08	Otros gastos	2.078.046
	TOTAL	**757.356.839**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**685.400.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	240.000.000
Del sector público	240.000.000
Transferencias corrientes internas recibidas del sector público	240.000.000
De la República	240.000.000
Recursos Ordinarios	215.000.000
Gestión Fiscal	25.000.000
Ingresos por la venta de bienes y servicios de la administración pública	444.400.000
Venta de servicios	444.400.000
INGRESOS DE LA PROPIEDAD	1.000.000
Utilidades, dividendos, alquileres y otros ingresos de la propiedad	1.000.000
Alquileres	1.000.000
B. GASTOS CORRIENTES	**736.226.040**
GASTOS DE CONSUMO	662.664.485
Remuneraciones	552.636.487
Sueldos, salarios y otras retribuciones	115.282.139
Beneficios y complementos de sueldos y salarios	233.930.639
Aportes patronales	25.190.084
Prestaciones sociales y otras indemnizaciones	86.782.412
Asistencia socioeconómica	88.251.213
Otros gastos de personal	3.200.000
Compra de Bienes y servicios	107.984.126
Bienes de consumo	46.768.643
Servicios no personales	61.215.483
Depreciación y amortización	2.043.872
TRANSFERENCIAS Y DONACIONES CORRIENTES	73.527.381
Al sector privado	73.010.261
Transferencias corrientes al sector privado	72.650.261
Directas a personas	72.530.261
Pensiones y otros beneficios asociados	5.919.399
Jubilaciones y otros beneficios asociados	66.610.862
Otras transferencias corrientes internas al sector privado	120.000
Donaciones corrientes al sector privado	360.000
Donaciones a personas	360.000
Al sector público	25.500
Transferencias corrientes al sector público	25.500
Subsidios e incentivos otorgados por normas externas	25.500
Al sector externo	491.620
Transferencias corrientes al exterior	491.620
A gobiernos extranjeros	491.620
OTROS GASTOS CORRIENTES	34.174
Indemnizaciones y sanciones pecuniarias	34.174
Indemnizaciones por daños y perjuicios ocasionados por entes descentralizados sin fines empresariales	34.174
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(50.826.040)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(48.782.168)**
RECURSOS PROPIOS DE CAPITAL	(48.782.168)
Ahorro/ Desahorro en Cuenta Corriente	(50.826.040)
Incremento de la depreciación y amortización acumuladas	2.043.872
B. GASTOS DE CAPITAL	**21.130.799**
INVERSIÓN REAL DIRECTA	21.130.799
Formación Bruta de Capital Fijo	21.130.799
Maquinaria, equipos y otros bienes muebles	21.130.799
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(69.912.967)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**69.912.967**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	67.437.237
Disminución de otros activos financieros	67.437.237
Disminución de disponibilidades	65.296.175
Disminución de caja	2.217.529
Disminución de Bancos	63.078.646
Disminución de cuentas por cobrar a corto plazo	954.653
Disminución de cuentas comerciales por cobrar a corto plazo	109.582
Disminución de otras cuentas por cobrar a corto plazo	845.071
Disminución de fondos en avance, en anticipo y en fideicomiso	218.409
Disminución de fondos en fideicomiso	73.000
Disminución de anticipos a proveedores	145.000
Disminución de anticipos a contratistas por contratos a mediano y largo plazo	409
Disminución de otros activos financieros circulantes	968.000
INCREMENTO DE PASIVOS	2.475.730
Incremento de cuentas y efectos por pagar	2.274.670
Incremento de cuentas y efectos por pagar a corto plazo	1.152.670
Incremento de sueldos, salarios y otras remuneraciones por pagar	804.004
Incremento de aportes patronales y retenciones laborales por pagar	348.666
Incremento de cuentas y efectos por pagar a mediano y largo plazo	1.122.000
Incremento de efectos por pagar a proveedores a mediano y largo plazo	1.122.000
Incremento de otros pasivos	201.060
Incremento de pasivos diferidos a corto plazo	160.060
Incremento de otros pasivos a corto plazo	41.000
B. APLICACIONES FINANCIERAS	**69.912.967**
DÉFICIT FINANCIERO	69.912.967

A0846
Instituto Nacional de Desarrollo
para la Pequeña y Mediana Industria
(INAPYMI)

INSTITUTO NACIONAL DE DESARROLLO PARA LA PEQUEÑA Y MEDIANA INDUSTRIA (INAPYMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI), de acuerdo con las competencias que le son propias, contempladas en el Artículo 17 del Decreto N° 6.215 con Rango, Valor y Fuerza de Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria y Unidades de Producción Social, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.890 Extraordinario de fecha 31/07/2008, tiene previsto realizar para el Ejercicio Económico-Financiero 2010 las siguientes acciones:

- Ejecutar actividades orientadas a atender las necesidades de asistencia técnica, financiera y acompañamiento integral para el mejoramiento de las Pymis y Unidades de Propiedad Social, así como brindar financiamiento integral a las propuestas de estas organizaciones en las nuevas relaciones de producción solidaria, que permitirán impulsar el desarrollo integral del país desde las propias comunidades organizadas; coadyuvando a consolidar el carácter endógeno de la economía, todo ello enmarcado en los grandes lineamientos expresados en el Plan de Desarrollo Económico y Social de la Nación 2007-2013 (Proyecto Simón Bolívar).

- Otorgar financiamiento socio-productivo a los proyectos enmarcados dentro de las Pymis y cooperativas con vocación socialista, a los fines de fortalecer la construcción del nuevo sistema económico.

- Dirigir la actividad crediticia hacia las Empresas de Producción Social (EPS) y demás agrupaciones productivas, como ejes fundamentales de la dinámica del desarrollo del país.

- Prestar asistencia técnica integral, con el objeto de propiciar el fortalecimiento de las Pymis, cooperativas y demás asociaciones comunitarias socio-productivas, a través de un conjunto de mecanismos de asistencia técnica integral no financiera, prestada directamente para lograr el mejoramiento de los niveles de su productividad y calidad, tales como: elaboración de proyectos, planes de negocios, estudios de mercados, oportunidades de inversión y mejoramiento de la calidad, entre otros; así como atenciones integrales socialistas, en aras de lograr su eficacia y eficiencia en el desempeño de sus actividades y coadyuvar a su sustentabilidad, dentro del modelo endógeno como base económica del socialismo del siglo XXI.

- Propiciar diversas estrategias de comercialización, a partir del fortalecimiento y fomento de experiencias de intercambios solidarios y justos, existentes a nivel nacional y latinoamericano, y encuentros entre los diferentes actores de la economía popular y comunidad organizada, con miras a la configuración y constitución de un sistema integral de redes de comercialización solidaria.

- Monitorear permanentemente, a través del Observatorio de Pymis y Cooperativas de Venezuela, la situación de las pequeñas y medianas industrias y cooperativas; así como evaluar los impactos económicos, políticos, sociales y territoriales de las Pymis y cooperativas financiadas por INAPYMI.

- Recuperar y fortalecer la plataforma industrial para la consolidación de las Pymis y cooperativas dentro del modelo de desarrollo endógeno, con la finalidad de generar una infraestructura adecuada que permita la instalación de nuevas tecnologías, que maximicen la producción de los bienes manufacturados por las Pymis, cooperativas y demás agrupaciones productivas; a fin de propiciar su participación protagónica en el nuevo modelo de producción social. De igual manera, se activarán importantes esfuerzos a nivel nacional para coordinar el acompañamiento, ampliación y reactivación de los parques industriales ya existentes.

En este sentido, para el ejercicio fiscal 2010, el presupuesto de ingresos y gastos del ente asciende a Bs. 601.591.208, destinándose a proyectos la cantidad de Bs. 533.869.027 y a las acciones centralizadas Bs. 67.722.181, siendo financiado con recursos propios por un monto de Bs. 501.591.208 y con asignaciones del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias por Bs. 100.000.000.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**67.722.180**
INGRESOS DE OPERACIÓN	37.722.180
Ingresos financieros de instituciones financieras	37.722.180
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.000.000
Del sector público	30.000.000
Transferencias corrientes internas recibidas del sector público	30.000.000
De la República	30.000.000
INGRESOS DE CAPITAL	**144.533.820**
RECURSOS PROPIOS DE CAPITAL	**2.256.000**
Incremento de la depreciación y amortización acumuladas	2.256.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**70.000.000**
Transferencias de capital recibidas del sector público	70.000.000
De la República	70.000.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**72.277.820**
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	72.277.820
Al sector privado	72.277.820
FUENTES DE FINANCIAMIENTO	**389.335.208**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**389.335.208**
Disminución de otros activos financieros	389.335.208
Disminución de disponibilidades	389.335.208
Disminución de Bancos	389.335.208
TOTAL RECURSOS	**601.591.208**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**62.722.180**
GASTOS DE OPERACIÓN	53.770.065
Remuneraciones	39.184.093
Sueldos, salarios y otras retribuciones	4.536.310
Beneficios y complementos de sueldos y salarios	23.168.715
Aportes patronales	1.514.825
Prestaciones sociales y otras indemnizaciones	2.494.195
Asistencia socioeconómica	7.399.466
Otros gastos de personal	70.582
Compra de Bienes y servicios	12.329.972
Bienes de consumo	2.822.928
Servicios no personales	9.507.044
Depreciación y amortización	2.256.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.952.115
Al sector privado	8.952.115
Transferencias corrientes al sector privado	7.452.115
Directas a personas	7.452.115
Pensiones y otros beneficios asociados	2.957.495
Jubilaciones y otros beneficios asociados	4.494.620
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.000.000
Donaciones a instituciones sin fines de lucro	500.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**513.519.028**
INVERSIÓN REAL DIRECTA	**140.993.162**
Formación Bruta de Capital Fijo	140.467.991
Maquinaria, equipos y otros bienes muebles	2.158.425
Construcciones de bienes de dominio privado	14.078.114
Producción propia	124.231.452
Remuneraciones	100.654.528
Sueldos, salarios y otras retribuciones	14.509.993
Beneficios y complementos de sueldos y salarios	62.167.267
Aportes patronales	4.057.752
Prestaciones sociales y otras indemnizaciones	19.729.716
Asistencia socioeconómica	189.800
Compra de Bienes y servicios	22.576.924
Bienes de consumo	4.985.313
Servicios no personales	17.591.611
Intereses capitalizables	1.000.000
Intereses capitalizables internos	1.000.000
Bienes intangibles	525.171
INVERSIÓN FINANCIERA	**372.525.866**
Concesión de préstamos a largo plazo	372.525.866
Al sector privado	372.525.866

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**25.350.000**
DISMINUCIÓN DE PASIVOS	**25.350.000**
Disminución de cuentas y efectos por pagar	25.350.000
Disminución de cuentas y efectos por pagar a corto plazo	25.350.000
Disminución cuentas por pagar a proveedores a corto plazo	25.350.000
TOTAL GASTOS	**601.591.208**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107858	Desarrollo Integral de las Pequeñas y Medianas Industrias y Unidades de Propiedad Social para el Impulso del Nuevo Modelo Socio Productivo	Crédito			270	441.917.014	49.000.000			490.917.014
107926	Recuperación y Fortalecimiento de la Plataforma Industrial para la Consolidación de las PYMIS y Unidades de Propiedad Social Enmarcado dentro de la Economía Productiva	Obra			8	21.952.013	21.000.000			42.952.013
	TOTAL					**463.869.027**	**70.000.000**			**533.869.027**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	18.600.490	21.768.744			40.369.234
02	Gestión Administrativa	16.817.748	3.083.084			19.900.832
03	Previsión y Protección Social	2.303.943	5.148.172			7.452.115
	TOTAL	**37.722.181**	**30.000.000**			**67.722.181**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**298**	**218**		**516**	**9.639.547**	**1.984.560**	**11.624.107**
Directivo	56	21		77	2.008.869		2.008.869
Profesional y Técnico	192	103		295	5.579.652	1.611.360	7.191.012
Personal Administrativo	29	7		36	366.226	49.200	415.426
Obrero	21	87		108	1.684.800	324.000	2.008.800
Personal Contratado	**246**	**179**		**425**	**9.086.217**		**9.086.217**
Profesional y Técnico	201	124		325	7.595.400		7.595.400
Personal Administrativo	43	55		98	1.434.417		1.434.417
Personal Médico	2			2	56.400		56.400
TOTAL	**544**	**397**		**941**	**18.725.764**	**1.984.560**	**20.710.324**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**30**	**10**	**40**	**2.957.495**
Obreros	9	5	14	732.680
Empleados	21	5	26	2.224.815
Jubilados	**72**	**29**	**101**	**4.494.620**
Obreros	5	9	14	552.138
Empleados	67	20	87	3.942.482
TOTAL	**102**	**39**	**141**	**7.452.115**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	139.838.621
4.02	Materiales, suministros y mercancías	7.808.241
4.03	Servicios no personales	27.098.655
4.04	Activos reales	16.761.710
4.05	Activos financieros	372.525.866
4.07	Transferencias y donaciones	8.952.115
4.08	Otros gastos	3.256.000
4.11	Disminución de pasivos	25.350.000
	TOTAL	**601.591.208**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**67.722.180**
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.000.000
Del sector público	30.000.000
Transferencias corrientes internas recibidas del sector público	30.000.000
De la República	30.000.000
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	30.000.000
Recursos Ordinarios	15.000.000
Gestión Fiscal	15.000.000
INGRESOS DE OPERACIÓN	37.722.180
Ingresos financieros de instituciones financieras	37.722.180
B. GASTOS CORRIENTES	**62.722.180**
GASTOS DE OPERACIÓN	53.770.065
Remuneraciones	39.184.093
Sueldos, salarios y otras retribuciones	4.536.310
Beneficios y complementos de sueldos y salarios	23.168.715
Aportes patronales	1.514.825
Prestaciones sociales y otras indemnizaciones	2.494.195
Asistencia socioeconómica	7.399.466
Otros gastos de personal	70.582
Compra de Bienes y servicios	12.329.972
Bienes de consumo	2.822.928
Servicios no personales	9.507.044
Depreciación y amortización	2.256.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.952.115
Al sector privado	8.952.115
Transferencias corrientes al sector privado	7.452.115
Directas a personas	7.452.115
Pensiones y otros beneficios asociados	2.957.495
Jubilaciones y otros beneficios asociados	4.494.620
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.000.000
Donaciones a instituciones sin fines de lucro	500.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**5.000.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**149.533.820**
RECURSOS PROPIOS DE CAPITAL	7.256.000
Ahorro/ Desahorro en Cuenta Corriente	5.000.000
Incremento de la depreciación y amortización acumuladas	2.256.000
TRANSFERENCIAS Y DONACIONES DE CAPITAL	70.000.000
Transferencias de capital recibidas del sector público	70.000.000
De la República	70.000.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias	70.000.000
Recursos Ordinarios	55.000.000
Gestión Fiscal	15.000.000
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	72.277.820
Recuperación de préstamos de largo plazo de la República y entes descentralizados sin fines empresariales	72.277.820
Al sector privado	72.277.820
B. GASTOS DE CAPITAL	**513.519.028**
INVERSIÓN REAL DIRECTA	140.993.162
Formación Bruta de Capital Fijo	140.467.991
Maquinaria, equipos y otros bienes muebles	2.158.425
Construcciones de bienes de dominio privado	14.078.114
Producción propia (Gastos Capitalizables)	124.231.452
Remuneraciones	100.654.528
Sueldos, salarios y otras retribuciones	14.509.993
Beneficios y complementos de sueldos y salarios	62.167.267
Aportes patronales	4.057.752
Prestaciones sociales y otras indemnizaciones	19.729.716
Asistencia socioeconómica	189.800
Bienes y servicios	22.576.924
Bienes de consumo	4.985.313
Servicios no personales	17.591.611
Intereses capitalizables	1.000.000
Intereses capitalizables internos	1.000.000
Bienes intangibles	525.171
INVERSIÓN FINANCIERA	372.525.866
Concesión de préstamos a largo plazo	372.525.866
Al sector privado	372.525.866
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(363.985.208)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**389.335.208**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	389.335.208
Disminución de otros activos financieros	389.335.208
Disminución de disponibilidades	389.335.208
Disminución de Bancos	389.335.208
B. APLICACIONES FINANCIERAS	**389.335.208**
DISMINUCIÓN DE PASIVOS	25.350.000
Disminución de cuentas y efectos por pagar	25.350.000
Disminución de cuentas y efectos por pagar a corto plazo	25.350.000
Disminución cuentas por pagar a proveedores a corto plazo	25.350.000
DÉFICIT FINANCIERO	363.985.208

A0927
Fondo Venezolano
de Reconversión Industrial y Tecnológica
(FONDOIN)

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el Ejercicio Fiscal 2010, se prevé el financiamiento de las actividades de FONDOIN en base a los recursos ordinarios asignados por el Ejecutivo Nacional, a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias; los mismos responden al objetivo estratégico institucional de promover el desarrollo sustentable de la industria nacional, mediante mecanismos de asistencia técnica e incentivos para la articulación productiva e incorporación de la producción limpia y el consumo sustentable como modelo de gestión industrial.

El presupuesto de Ingresos y gastos de la institución es de Bs. 3.581.488, los cuales Bs. 1.408.367 estará orientado a la ejecución del proyecto "Fortalecimiento Institucional para la Promoción y Uso Intensivo de Tecnologías Limpias en Diversos Sectores Productivos", mientras que para los gastos de funcionamiento prevé Bs. 2.173.121.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**3.578.488**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.578.488**
Del sector público	2.200.000
Transferencias corrientes internas recibidas del sector público	2.200.000
De la República	2.200.000
Del sector externo	1.378.488
Transferencias corrientes recibidas del exterior	1.378.488
De organismos internacionales	1.378.488
INGRESOS DE CAPITAL	**3.000**
RECURSOS PROPIOS DE CAPITAL	**3.000**
Incremento de la depreciación y amortización acumuladas	3.000
TOTAL RECURSOS	**3.581.488**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.551.488**
GASTOS DE CONSUMO	**3.551.488**
Remuneraciones	2.473.121
Sueldos, salarios y otras retribuciones	917.448
Beneficios y complementos de sueldos y salarios	918.960
Aportes patronales	110.266
Prestaciones sociales y otras indemnizaciones	265.477
Asistencia socioeconómica	260.970
Compra de Bienes y servicios	1.075.367
Bienes de consumo	100.000
Servicios no personales	975.367
Depreciación y amortización	3.000
GASTOS DE CAPITAL	**30.000**
INVERSIÓN REAL DIRECTA	**30.000**
Formación Bruta de Capital Fijo	30.000
Maquinaria, equipos y otros bienes muebles	30.000
TOTAL GASTOS	**3.581.488**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107870	Fortalecimiento Institucional para la Promoción y Uso Intensivo de Tecnologías Limpias en Diversos Sectores Productivos	Tonelada			200	3.000	333.367		1.072.000	1.408.367
	TOTAL					**3.000**	**333.367**		**1.072.000**	**1.408.367**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.866.633		306.488	2.173.121
	TOTAL		**1.866.633**		**306.488**	**2.173.121**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**9**		**20**	**917.448**		**917.448**
Directivo		1		1	134.929		134.929
Profesional y Técnico	8	6		14	657.660		657.660
Personal Administrativo	3	2		5	124.859		124.859
TOTAL	**11**	**9**		**20**	**917.448**		**917.448**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.473.121
4.02	Materiales, suministros y mercancías	100.000
4.03	Servicios no personales	975.367
4.04	Activos reales	30.000
4.08	Otros gastos	3.000
	TOTAL	**3.581.488**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**3.578.488**
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.578.488
Del sector público	2.200.000
Transferencias corrientes internas recibidas del sector público	2.200.000
De la República	2.200.000
Recursos Ordinarios	2.200.000
Del sector externo	1.378.488
Transferencias corrientes recibidas del exterior	1.378.488
De organismos internacionales	1.378.488
B. GASTOS CORRIENTES	**3.551.488**
GASTOS DE CONSUMO	3.551.488
Remuneraciones	2.473.121
Sueldos, salarios y otras retribuciones	917.448
Beneficios y complementos de sueldos y salarios	918.960
Aportes patronales	110.266
Prestaciones sociales y otras indemnizaciones	265.477
Asistencia socioeconómica	260.970
Compra de Bienes y servicios	1.075.367
Bienes de consumo	100.000
Servicios no personales	975.367
Depreciación y amortización	3.000
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**27.000**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**30.000**
RECURSOS PROPIOS DE CAPITAL	30.000
Ahorro/ Desahorro en Cuenta Corriente	27.000
Incremento de la depreciación y amortización acumuladas	3.000
B. GASTOS DE CAPITAL	**30.000**
INVERSIÓN REAL DIRECTA	30.000
Formación Bruta de Capital Fijo	30.000
Maquinaria, equipos y otros bienes muebles	30.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0929
Fondo Nacional de Ciencia,
Tecnología e Innovación (FONACIT)

FONDO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (FONACIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

De conformidad con la Ley Orgánica de Ciencia, Tecnología e Innovación, el Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT), es el ente ejecutor y financiero de los programas y proyectos definidos por el Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias (MPPCTII), encargado de administrar los recursos asignados por éste, al financiamiento de la ciencia, la tecnología y la innovación, velando por una adecuada distribución, sin perjuicio de las atribuciones conferidas a otros entes adscritos al Ministerio por leyes especiales. Dicha Institución se encuentra regida por Decreto Ley Nº 1.290 de fecha 30 de agosto del año 2001 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.291 de fecha 26 de septiembre del año 2001, con personalidad jurídica y patrimonio propio e independiente del Fisco Nacional, el cual goza de las prerrogativas, privilegios y exenciones de orden procesal, civil y tributario conferido por la normativa aplicable a la República.

De allí que el FONACIT, tenga como Misión: Financiar la ejecución de planes, programas y proyectos definidos por el MPPCTII, que fomenten el conocimiento científico, tecnológico e innovador, que contribuya al desarrollo social del país; vale decir, "Financiar la capacidad científica, tecnológica y de innovación para el desarrollo." De igual forma su Visión, se establece como: Ser una institución líder en el financiamiento de planes, programas y proyectos de ciencia, tecnología e innovación, reconocida nacional e internacionalmente, impulsando el desarrollo tecnológico integral y la construcción de redes para contribuir al bienestar de la sociedad venezolana.

Los gastos del FONACIT están distribuidos en atención a la Directriz Estratégica "Modelo Productivo Socialista" permitiendo profundizar el fortalecimiento de un nuevo modelo productivo endógeno a través del apoyo a redes científicas nacionales, regionales e internacionales, así como la formación del talento humano en el área de la ciencia, tecnología e innovación, de acuerdo a las prioridades del país.

El FONACIT formula el Presupuesto, tomando en consideración el Decreto Nº 6.649 publicado en la Gaceta Oficial de la República Bolivariana Nº 39.146 de fecha 25/03/2009, referido a la eliminación de los gastos suntuarios, asignando los recursos con criterios de austeridad, maximizando el ahorro en la distribución del gasto, quedando constituido de la manera siguiente: Transferencia del Ejecutivo Nacional Bs. 31.955.514 para las Acciones Centralizadas y la cantidad Bs. 78.044.486 para el financiamiento de Proyectos en las áreas de Investigación y Desarrollo, Innovación y Transferencia; así como también, para la Formación de Talento, utilizando como fuente los recursos ordinarios.

En este orden de ideas, el FONACIT siguiendo los parámetros de las Resoluciones Nº 020 y 021 de fecha 30/03/2009, proseguirá a financiar proyectos especiales en el marco de la Ley Orgánica de Ciencia, Tecnología e Innovación (LOCTI), que permitirán contribuir con el logro del objetivo inmerso en el Plan de Desarrollo Económico y Social de la Nación 2007-2013 y el Plan Nacional de Ciencia y Tecnología e Innovación 2005-2030; desarrollando Proyectos cuyos objetivos respondan a las exigencias de transformación estructural de la sociedad, al fortalecimiento del Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI), a los requerimientos y búsqueda de nuevos conocimientos y las necesidades de las personas, comunidades regionales y locales, dirigiendo los esfuerzos para el logro del desarrollo humano, endógeno y sustentable.

El financiamiento estará centrado en Proyectos a los efectos de fortalecer la industrialización para la satisfacción de las necesidades del pueblo (independencia posible del aparato productivo venezolano), investigación, desarrollo e innovación para promover el desarrollo industrial prioritario (SNCTI), ciencias básicas para la soberanía e Independencia Nacional (investigación aplicada y desarrollo científico/tecnológico), Tecnologías de Información y Comunicación (educación y servicios médicos a distancia, trascender barreras geográficas y transferencia y apropiación del conocimiento).

La ejecución de los diferentes proyectos de la Institución: "Financiamiento de Planes, Programas y Proyectos que Fomenten la Apropiación y Aplicación en Ciencia y Tecnologías Destinadas al Desarrollo Industrial Soberano y Autosostenible en Áreas Prioritarias Vigentes en la Cartera del FONACIT" y "Financiamiento de Planes, Programas, Proyectos y Actividades Científicas y Tecnológicas, de Innovación y sus Aplicaciones en el Marco de la Ley Orgánica de Ciencia, Tecnología e Innovación (LOCTI), para el Impulso Industrial Soberano y Autosostenible en Áreas Prioritarias"; se realizará en concordancia a lo dispuesto en la LOCTI, para cumplir con las atribuciones del FONACIT, que por ley le han sido conferidas.

En fin, todas las acciones que realice el FONACIT estarán en completa consonancia con las líneas estratégicas definidas por el Ejecutivo Nacional y las disposiciones de la Oficina Nacional de Presupuesto (ONAPRE) como Órgano rector del Sistema Presupuestario Nacional.

En la asignación de los recursos se tomó en cuenta los siguientes criterios:

.- Promover la actividad científica creadora, orientada a la generación de conocimientos en áreas productivas de relevancia nacional.

.- Propiciar estrategias para fortalecer el Sistema Nacional de Ciencia, Tecnología e Innovación cuyo objetivo es incentivar la interrelación y participación del sector público y privado, tanto en el ámbito nacional como internacional.
Su contribución a la dinamización del aparato productivo del país en mejora de la calidad de vida de los venezolanos y su aporte al sistema económico y social de la nación.

.- La calidad académica científica y técnica de los proyectos, cuyo objetivo es el financiamiento de becas y subvenciones otorgadas.

.- Búsqueda y transferencia de conocimientos, en términos de producción de capital humano intelectual, la formación de redes socio técnicas y productivas nacionales, contribución al proceso regional, fortalecimiento de la infraestructura y en general, de las capacidades nacionales de Ciencia y Tecnología.

.- La pertinencia de los proyectos con respecto a las políticas y prioridades definidas a través del Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias y el Plan de Desarrollo Económico y Social de la Nación 2007-2013.

.- La pertinencia para el logro de estos objetivos, el FONACIT orientará sus esfuerzos hacia los financiamientos de proyectos en áreas prioritarias determinadas por el Ejecutivo Nacional hacia el Desarrollo Económico, Industrial y Social del País, a saber:

.- Apoyar, promover y coordinar el fomento de la investigación científica, tecnológica e industrial en las áreas de investigación y desarrollo: (agroproducción, soberanía y seguridad alimentaria, riesgos y prevención de desastres, biodiversidad, sustentabilidad ambiental, vivienda y hábitat, petróleo, gas y energías alternas, prevención y control de enfermedades, salud pública, investigación básica fundamental y biotecnología).
.- Promover la visibilidad de los hallazgos científicos, tecnológicos e innovadores en las publicaciones científicas nacionales en las áreas de investigación y desarrollo: (ciencias básicas, multidisciplinarias y biomedicina; ciencias sociales y humanidades; investigación científica en el área de ingeniería y tecnología.

.- Apoyar mediante el financiamiento de proyectos en el marco de los acuerdos, convenios y programas de cooperación en lo científico/tecnológico potenciales de nuevos actores nacionales y extranjeros, públicos o privados en las áreas de investigación y desarrollo: (Argentina, Bolivia, Ecuador, Vietnam, Cuba, Hungría, Rusia e Irán, entre otros).

.- Estimular la innovación en ciencia y tecnología de redes socialistas de innovación productiva/innovación y transferencia: (Innovadores populares, desarrollo tecnológico, MYPIMES e Innovación Productiva).

.- Estimular centros de investigación, desarrollo y de servicios tecnológicos en fomento a la innovación de los sectores productivos, sociales y ambientales en las áreas de innovación y transferencia: (agroalimentación, ruta del chocolate, salud pública, vivienda, gestión de riesgo y ambiente, innovación en la industria petrolera, gasífera y energética en las áreas de innovación y transferencia).

.- Estimular la innovación en ciencia y tecnología, para su aplicación en industrias, sectores productivos, sociales y ambientales para la satisfacción de las necesidades del pueblo a través de redes socialistas, empresas socialistas, MIPYMES, TICS, en las áreas de innovación y transferencia: (inventiva/innovadores populares, desarrollo tecnológico, innovación productiva en ambiente, agroalimentación, vivienda y hábitat, entre otros).

.- Becas para estudios de postgrados (maestrías y doctorados) en el país y el exterior (FONACIT) en formación de talento: (perfeccionamiento profesional, formación de talento humano/alto nivel y nuevos incentivos institucionales).

.- Formación no conducente a título de recursos humanos en la profundización y actualización de conocimientos en diferentes áreas profesionales de formación de talento: (presentación de trabajos en eventos científicos, cursos cortos/pasantías y organización de eventos nacionales).

.- Formación de Talento en Cooperación Internacional para promover y apoyar el desarrollo de proyectos en áreas estratégicas de los sectores nacionales en ciencia y tecnología: (Convenio FONACIT/INDIA/BRASIL, Convenio Cuba/Venezuela).

.- Financiamiento de Planes, Programas y Proyectos en actividades científicas, tecnológicas de Innovación y sus aplicaciones en el marco de la LOCTI, para el impulso industrial soberano y autosostenible en áreas prioritarias: (PNCTI, Fondos dependientes del MPPCTII y Entes Adscritos e Innovación relacionadas con las actividades de la empresa).

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**205.469.399**
TRANSFERENCIAS Y DONACIONES CORRIENTES	196.532.541
Del sector Privado	86.532.541
Transferencias corrientes internas recibidas del sector privado	86.532.541
De empresas privadas	86.532.541
Del sector público	110.000.000
Transferencias corrientes internas recibidas del sector público	110.000.000
De la República	110.000.000
OTROS INGRESOS	8.936.858
Otros ingresos ordinarios	8.936.858
FUENTES DE FINANCIAMIENTO	**156.436.401**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	156.436.401
Disminución de otros activos financieros	156.436.401
Disminución de disponibilidades	156.436.401
Disminución de Bancos	156.436.401
TOTAL RECURSOS	**361.905.800**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**361.009.400**
GASTOS DE CONSUMO	138.776.151
Remuneraciones	124.940.336
Sueldos, salarios y otras retribuciones	16.523.973
Beneficios y complementos de sueldos y salarios	45.347.549
Aportes patronales	6.785.878
Prestaciones sociales y otras indemnizaciones	19.505.566
Asistencia socioeconómica	36.207.370
Otros gastos de personal	570.000
Compra de Bienes y servicios	13.835.815
Bienes de consumo	3.530.622
Servicios no personales	10.305.193
TRANSFERENCIAS Y DONACIONES CORRIENTES	221.983.249
Al sector privado	167.855.382
Transferencias corrientes al sector privado	167.855.382
Directas a personas	12.268.180
Pensiones y otros beneficios asociados	3.916.752
Jubilaciones y otros beneficios asociados	8.351.428
Otras transferencias corrientes internas al sector privado	155.587.202
Al sector público	54.127.867
Transferencias corrientes al sector público	54.127.867
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	54.127.867
OTROS GASTOS CORRIENTES	250.000
Indemnizaciones y sanciones pecuniarias	250.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Sanciones pecuniarias ocasionadas por entes sin fines empresariales	250.000
GASTOS DE CAPITAL	**716.400**
INVERSIÓN REAL DIRECTA	716.400
Formación Bruta de Capital Fijo	616.400
Maquinaria, equipos y otros bienes muebles	616.400
Bienes intangibles	100.000
APLICACIONES FINANCIERAS	**180.000**
DISMINUCIÓN DE PASIVOS	180.000
Disminución de obligaciones de ejercicios anteriores	180.000
TOTAL GASTOS	**361.905.800**

RESUMEN DE PROYECTOS
(EN BOLÍVARES)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
108062	Financiamiento de Planes, Programas y Proyectos que Fomenten el Desarrollo, la Apropiación y Aplicación en Ciencia y Tecnologías Destinadas al Desarrollo Industrial Soberano y Autosostenible en Áreas Prioritarias Vigentes en la Cartera del FONACIT.	Financiamiento			2.787	96.283.461	78.044.486			174.327.947
108076	Financiamiento de Planes, Programas, Proyectos y Actividades Científicas, Tecnológicas, de Innovación y sus Aplicaciones en el Marco de la LOCTI, para el Impulso Industrial Soberano y Autosostenibles en Áreas Prioritarias.	Financiamiento			19	2.376.972			86.532.541	88.909.513
	TOTAL					**98.660.433**	**78.044.486**		**86.532.541**	**263.237.460**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	46.535.845	31.955.514			78.491.359
02	Gestión Administrativa	7.908.801				7.908.801
03	Previsión y Protección Social	12.268.180				12.268.180
	TOTAL	**66.712.826**	**31.955.514**			**98.668.340**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**245**	**213**	**4**	**462**	**7.634.075**	**1.469.590**	**9.103.665**
Directivo	30	10	4	44	1.231.582		1.231.582
Profesional y Técnico	91	74		165	3.588.570	718.901	4.307.471
Personal Administrativo	110	77		187	1.873.324	215.896	2.089.220
Obrero	14	52		66	940.599	534.793	1.475.392
Personal Contratado	**71**	**13**		**84**	**6.773.882**		**6.773.882**
Directivo	12	3		15	1.870.328		1.870.328
Profesional y Técnico	36	10		46	2.740.113		2.740.113
Personal Administrativo	7			7	1.973.985		1.973.985
Personal Médico	1			1	18.400		18.400
Obrero	15			15	171.056		171.056
TOTAL	**316**	**226**	**4**	**546**	**14.407.957**	**1.469.590**	**15.877.547**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**26**	**15**	**41**	**3.916.752**
Obreros	4	9	13	878.353
Empleados	22	6	28	3.038.399
Jubilados	**66**	**30**	**96**	**8.351.428**
Obreros	3	2	5	1.204.399
Empleados	63	28	91	7.147.029
TOTAL	**92**	**45**	**137**	**12.268.180**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	124.940.336
4.02	Materiales, suministros y mercancías	3.530.622
4.03	Servicios no personales	10.305.193
4.04	Activos reales	716.400
4.07	Transferencias y donaciones	221.983.249
4.08	Otros gastos	250.000
4.11	Disminución de pasivos	180.000
	TOTAL	**361.905.800**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**205.469.399**
TRANSFERENCIAS Y DONACIONES CORRIENTES	196.532.541
Del sector Privado	86.532.541
Transferencias corrientes internas recibidas del sector privado	86.532.541
De empresas privadas	86.532.541
Del sector público	110.000.000
Transferencias corrientes internas recibidas del sector público	110.000.000
De la República	110.000.000
Recursos Ordinarios	66.484.354
Gestión Fiscal	43.515.646
OTROS INGRESOS	8.936.858
Otros ingresos ordinarios	8.936.858
B. GASTOS CORRIENTES	**361.009.400**
GASTOS DE CONSUMO	138.776.151
Remuneraciones	124.940.336
Sueldos, salarios y otras retribuciones	16.523.973
Beneficios y complementos de sueldos y salarios	45.347.549
Aportes patronales	6.785.878
Prestaciones sociales y otras indemnizaciones	19.505.566
Asistencia socioeconómica	36.207.370
Otros gastos de personal	570.000
Compra de Bienes y servicios	13.835.815
Bienes de consumo	3.530.622
Servicios no personales	10.305.193
TRANSFERENCIAS Y DONACIONES CORRIENTES	221.983.249
Al sector privado	167.855.382
Transferencias corrientes al sector privado	167.855.382
Directas a personas	12.268.180
Pensiones y otros beneficios asociados	3.916.752
Jubilaciones y otros beneficios asociados	8.351.428
Otras transferencias corrientes internas al sector privado	155.587.202
Al sector público	54.127.867
Transferencias corrientes al sector público	54.127.867
A los entes descentralizados sin fines empresariales para atender beneficios de la seguridad social	54.127.867
OTROS GASTOS CORRIENTES	250.000
Indemnizaciones y sanciones pecuniarias	250.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	250.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(155.540.001)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(155.540.001)**
RECURSOS PROPIOS DE CAPITAL	(155.540.001)
Ahorro/ Desahorro en Cuenta Corriente	(155.540.001)
B. GASTOS DE CAPITAL	**716.400**
INVERSIÓN REAL DIRECTA	716.400

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
Formación Bruta de Capital Fijo	616.400
Maquinaria, equipos y otros bienes muebles	616.400
Bienes intangibles	100.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(156.256.401)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**156.436.401**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	156.436.401
Disminución de otros activos financieros	156.436.401
Disminución de disponibilidades	156.436.401
Disminución de Bancos	156.436.401
B. APLICACIONES FINANCIERAS	**156.436.401**
DISMINUCIÓN DE PASIVOS	180.000
Disminución de otros pasivos	180.000
Disminución de obligaciones de ejercicios anteriores	180.000
DÉFICIT FINANCIERO	156.256.401

A0937

Superintendencia de Servicios
de Certificación Electrónica
(SUSCERTE)

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACIÓN ELECTRÓNICA (SUSCERTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Superintendencia de Servicios de Certificación Electrónica (SUSCERTE), tiene como actividad principal otorgar, reconocer eficiencia y valor jurídico a la firma, al mensaje de los datos y a toda información inteligible en formato electrónico, independientemente de su soporte material, atribuible a personas naturales o jurídicas públicas y privadas, así como regular todo lo relativo a los proveedores de servicios de certificación electrónica.

En concordancia a lo establecido en la misión de la institución, se prevé ejecutar dos (2) proyectos en el ejercicio fiscal 2010:

- Sistema Nacional de Gestión de Incidentes telemáticos VENCERT.
- Expansión del Sistema Nacional de Certificación Electrónica.

El primero de ellos, tiene como fin lograr la concientización sobre aspectos de seguridad de información en el ciberespacio para el ciudadano, generando confianza en los servicios que presta el gobierno electrónico, que persigue disminuir la vulnerabilidad informática, para crear instituciones y comunidades fortalecidas en materia de ciberseguridad.

El segundo le corresponde buscar mecanismos que permitan el uso de los certificados y los servicios que puedan ofrecer, acompañados de procesos de divulgación del uso de los certificados en eventos públicos y privados, así como potenciar el uso de la cédula electrónica y los certificados emitidos por los proveedores de los servicios de certificación.

El Presupuesto de ingresos y gastos, se estima en un monto de Bs. 8.394.441, de los cuales se destinan a los Proyectos la cantidad de Bs. 5.594.441, mientras que las Acciones Centralizadas registran una asignación presupuestaria de Bs. 2.800.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**7.093.500**
INGRESOS NO TRIBUTARIOS	27.500
Tasas	27.500
INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	66.000
Venta de bienes	66.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.000.000
Del sector público	7.000.000
Transferencias corrientes internas recibidas del sector público	7.000.000
De la República	7.000.000
INGRESOS DE CAPITAL	**700.000**
RECURSOS PROPIOS DE CAPITAL	**700.000**
Incremento de la depreciación y amortización acumuladas	700.000
FUENTES DE FINANCIAMIENTO	**600.941**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**600.941**
Disminución de otros activos financieros	600.941
Disminución de disponibilidades	600.941
Disminución de Bancos	600.941
TOTAL RECURSOS	**8.394.441**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**8.394.441**
GASTOS DE CONSUMO	8.394.441
Remuneraciones	6.588.483
Sueldos, salarios y otras retribuciones	2.039.285
Beneficios y complementos de sueldos y salarios	2.649.099
Aportes patronales	326.926
Prestaciones sociales y otras indemnizaciones	748.371
Asistencia socioeconómica	796.802
Otros gastos de personal	28.000
Compra de Bienes y servicios	1.105.958
Bienes de consumo	47.268
Servicios no personales	1.058.690
Depreciación y amortización	700.000
TOTAL GASTOS	**8.394.441**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107793	Expansión del Sistema Nacional de Certificación Electrónica	Certificado			300	333.075	2.582.294			2.915.369
108100	Sistema Nacional de Gestión de Incidentes Telemáticos VENCERT	Institución Fortalecida			1.000	361.366	2.317.706			2.679.072
	TOTAL					**694.441**	**4.900.000**			**5.594.441**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores			2.100.000		2.100.000
02	Gestión Administrativa	700.000				700.000
03	Previsión y Protección Social					
	TOTAL	**700.000**		**2.100.000**		**2.800.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**16**	**10**	**2**	**28**	**770.181**	**106.080**	**876.261**
Directivo	3	2	2	7	297.600		297.600
Profesional y Técnico	10	8		18	427.323	92.400	519.723
Personal Administrativo	3			3	45.258	13.680	58.938
Personal Contratado			**14**	**14**	**1.269.104**		**1.269.104**
Profesional y Técnico			14	14	1.269.104		1.269.104
TOTAL	**16**	**10**	**16**	**42**	**2.039.285**	**106.080**	**2.145.365**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.588.483
4.02	Materiales, suministros y mercancías	47.268
4.03	Servicios no personales	1.058.690
4.08	Otros gastos	700.000
	TOTAL	**8.394.441**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**7.093.500**
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.000.000
Del sector público	7.000.000
Transferencias corrientes internas recibidas del sector público	7.000.000
De la República	7.000.000
Recursos Ordinarios	7.000.000
INGRESOS NO TRIBUTARIOS	**27.500**
Tasas	27.500
Ingresos por la venta de bienes y servicios de la administración pública	66.000
Venta de bienes	66.000
B. GASTOS CORRIENTES	**8.394.441**
GASTOS DE CONSUMO	8.394.441
Remuneraciones	6.588.483
Sueldos, salarios y otras retribuciones	2.039.285
Beneficios y complementos de sueldos y salarios	2.649.099
Aportes patronales	326.926
Prestaciones sociales y otras indemnizaciones	748.371
Asistencia socioeconómica	796.802
Otros gastos de personal	28.000
Compra de Bienes y servicios	1.105.958
Bienes de consumo	47.268
Servicios no personales	1.058.690
Depreciación y amortización	700.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(1.300.941)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(600.941)**
RECURSOS PROPIOS DE CAPITAL	(600.941)
Ahorro/ Desahorro en Cuenta Corriente	(1.300.941)
Incremento de la depreciación y amortización acumuladas	700.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(600.941)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**600.941**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	600.941
Disminución de otros activos financieros	600.941
Disminución de disponibilidades	600.941
Disminución de Bancos	600.941
B. APLICACIONES FINANCIERAS	**600.941**
DÉFICIT FINANCIERO	600.941

A1301

Agencia Bolivariana
para Actividades Espaciales
(ABAE)

AGENCIA BOLIVARIANA PARA ACTIVIDADES ESPACIALES (ABAE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

En fecha 25 de octubre de 2007, se aprueba en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.796 la Ley de la Agencia Bolivariana para Actividades Espaciales (ABAE), como Instituto Autónomo de carácter técnico, dotado de personalidad jurídica y patrimonio propio, distinto e independiente del Tesoro Nacional, con potestad financiera, administrativa, presupuestaria, organizativa, técnica, normativa y de gestión de sus recursos.

El Presupuesto 2010 fue formulado atendiendo a una lógica o modalidad, Gestión y Presupuesto por Proyectos. Los recursos del Presupuesto fueron armonizados con la Direccionalidad Estratégica del Ejecutivo Nacional, que está enmarcada en la consecución de los Objetivos Estratégicos de la Nueva Etapa.

Las áreas estratégicas de acción se expresan básicamente a través de dos grandes Proyectos y Acciones Centralizadas, cuyos objetivos, unidad de medida, meta y cantidad, fueron ajustadas proporcionalmente al Presupuesto de la Institución.

Investigación en Tecnología Satelital para el Desarrollo Socio Productivo.

El objetivo estratégico institucional primordial es contribuir con la inserción de la tecnología espacial como herramienta fundamental para la toma de decisiones del sector público, dentro de una estrategia de integración y articulación de redes nacionales enmarcadas en programas estratégicos de cooperación internacional. En este sentido, los recursos financieros aprobados por la cantidad de Bs. 23.343.956 financiarán las metas programadas de Doce (12) Informes Técnicos.

Aplicación de Técnicas de Teledetección Espacial en Proyectos Sociales, Científicos y Tecnológicos.

Este proyecto, con una asignación de Bs. 1.613.840, consistirá en la aplicación de Tecnología Satelital, en la medición y observación de las propiedades físicas de la tierra, que permita la caracterización de yacimientos de interés social y/o económico a objeto de soportar la toma de decisiones en prospección de recursos naturales y aportar información en el desarrollo de Proyectos Sociales.

Con miras a brindar apoyo a los Proyectos, la ABAE ha seleccionado un equipo humano multidisciplinario, suficientemente capaz en la prestación de sus servicios administrativos y de control, a fin de que con una inversión razonable, cubrirán eficientemente todo lo relativo a las actividades de presupuesto, compras, servicios generales, administración, finanzas, tesorería, recursos humano y contabilidad, así todo lo concerniente a los aspectos jurídicos y de relaciones públicas en materia internacional y nacional, que permite la consecución de los grandes objetivos planteados, como producto de la ejecución de los diferentes proyectos.

El Presupuesto de ABAE alcanza la cantidad de Bs. 32.139.116, distribuidos de la siguiente forma:

En materia de gastos de personal el monto asciende a Bs. 7.775.877, lo que representa un 24,19% de la inversión total presupuestado. Esta cantidad incluye los sueldos, salarios, aportes patronales y beneficios socio-económicos.

Los materiales, suministros y mercancías: el gasto asciende a Bs. 717.938, que representa el 2,23%, destinado a la compra de diversos insumos, que garantice fortalecer la operatividad la gestión de las estaciones terrenas y de la sede principal.

Servicios no personales: constituidos esencialmente por la contratación de honorarios profesionales, servicios básicos, reparaciones menores, contratos de mantenimiento, primas de seguros patrimoniales, entre otros, representa la cantidad de Bs. 5.671.096, que en términos porcentuales significan el 17,65%.

En materia de inversión de bienes de capital: se prevé una asignación Bs. 14.830.642, equivalente al 46,14%, donde se destina gran porcentaje al Proyecto "Investigación en Tecnología Satelital para el Desarrollo Socio – Productivo" fundamentalmente para garantizar la operatividad de las Estaciones Terrenas de Control del Satélite Simón Bolívar, tales como: la construcción del paisajismo y áreas de seguridad, desarrollo de obras de electricidad, sistema de control de acceso, repuestos y servicios de operación y mantenimiento.

Otros gastos: le fueron asignados recursos por Bs. 2.721.279, equivalente al 8,47% específicamente en el rubro de la depreciación y amortización acumulada.

Disminución de pasivos: mantiene Bs. 422.284, con la finalidad de cancelar obligaciones pendientes con el personal, (prestaciones sociales y otros beneficios), proveedores y contratistas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**7.876.771**
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.876.771
Del sector público	7.876.771
Transferencias corrientes internas recibidas del sector público	7.876.771
De la República	7.876.771
INGRESOS DE CAPITAL	**7.214.973**
RECURSOS PROPIOS DE CAPITAL	2.721.279
Incremento de la depreciación y amortización acumuladas	2.721.279
TRANSFERENCIAS Y DONACIONES DE CAPITAL	4.493.694
Transferencias de capital recibidas del sector público	4.493.694
De los entes descentralizados sin fines empresariales	4.493.694
FUENTES DE FINANCIAMIENTO	**17.047.372**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.047.372
Disminución de otros activos financieros	17.047.372
Disminución de disponibilidades	17.047.372
Disminución de Bancos	17.047.372
TOTAL RECURSOS	**32.139.116**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**16.886.190**
GASTOS DE CONSUMO	16.886.190
Remuneraciones	7.775.877
Sueldos, salarios y otras retribuciones	4.413.889
Beneficios y complementos de sueldos y salarios	1.424.122
Aportes patronales	618.683
Asistencia socioeconómica	1.319.183
Compra de Bienes y servicios	6.389.034
Bienes de consumo	717.938
Servicios no personales	5.671.096
Depreciación y amortización	2.721.279
GASTOS DE CAPITAL	**14.830.642**
INVERSIÓN REAL DIRECTA	14.830.642
Formación Bruta de Capital Fijo	14.814.642
Edificios e instalaciones	3.205.178
Maquinaria, equipos y otros bienes muebles	518.590
Bienes preexistentes	1.074.819
Construcciones de bienes de dominio privado	10.016.055
Bienes intangibles	16.000
APLICACIONES FINANCIERAS	**422.284**
DISMINUCIÓN DE PASIVOS	422.284
Disminución de cuentas y efectos por pagar	422.284
Disminución de cuentas y efectos por pagar a corto plazo	422.284
Disminución de sueldos, salarios y otras remuneraciones por pagar	204.368
Disminución de aportes patronales y retenciones laborales por pagar	67.916
Disminución cuentas por pagar a proveedores a corto plazo	150.000
TOTAL GASTOS	**32.139.116**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
108084	Aplicación de la Tecnología Satelital en Proyectos Sociales, Científicos y Tecnológicos.	Persona Capacitada			70		1.613.840			1.613.840
108093	Investigación en Tecnología Satelital para el Desarrollo Socio -Productivo.	Plataforma Satelital			1	3.838.263	4.199.900		15.305.793	23.343.956
	TOTAL					3.838.263	5.813.740		15.305.793	24.957.796

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	893.291	2.063.031			2.956.322
02	Gestión Administrativa	1.503.719			2.721.279	4.224.998
	TOTAL	2.397.010	2.063.031		2.721.279	7.181.320

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo		**1**		**1**	**80.696**		**80.696**
Directivo		1		1	80.696		80.696
Personal Contratado	**36**	**38**	**7**	**81**	**3.709.704**		**3.709.704**
Directivo	2	3	2	7	627.931		627.931
Profesional y Técnico	26	20	3	49	2.543.229		2.543.229
Personal Administrativo	8	15	2	25	538.544		538.544
TOTAL	**36**	**39**	**7**	**82**	**3.790.400**		**3.790.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	7.775.877
4.02	Materiales, suministros y mercancías	717.938
4.03	Servicios no personales	5.671.096
4.04	Activos reales	14.830.642
4.08	Otros gastos	2.721.279
4.11	Disminución de pasivos	422.284
	TOTAL	**32.139.116**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**7.876.771**
TRANSFERENCIAS Y DONACIONES CORRIENTES	7.876.771
Del sector público	7.876.771
Transferencias corrientes internas recibidas del sector público	7.876.771
De la República	7.876.771
Recursos Ordinarios	6.876.771
Gestión Fiscal	1.000.000
B. GASTOS CORRIENTES	**16.886.190**
GASTOS DE CONSUMO	16.886.190
Remuneraciones	7.775.877
Sueldos, salarios y otras retribuciones	4.413.889
Beneficios y complementos de sueldos y salarios	1.424.122
Aportes patronales	618.683
Asistencia socioeconómica	1.319.183
Compra de Bienes y servicios	6.389.034
Bienes de consumo	717.938
Servicios no personales	5.671.096
Depreciación y amortización	2.721.279
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(9.009.419)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(1.794.446)**
RECURSOS PROPIOS DE CAPITAL	(6.288.140)
Ahorro/ Desahorro en Cuenta Corriente	(9.009.419)
Incremento de la depreciación y amortización acumuladas	2.721.279
TRANSFERENCIAS Y DONACIONES DE CAPITAL	4.493.694
Transferencias de capital recibidas del sector público	4.493.694
De los entes descentralizados sin fines empresariales	4.493.694
B. GASTOS DE CAPITAL	**14.830.642**
INVERSIÓN REAL DIRECTA	14.830.642
Formación Bruta de Capital Fijo	14.814.642
Edificios e instalaciones	3.205.178
Maquinaria, equipos y otros bienes muebles	518.590
Bienes preexistentes	1.074.819
Construcciones de bienes de dominio privado	10.016.055
Bienes intangibles	16.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(16.625.088)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**17.047.372**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	17.047.372
Disminución de otros activos financieros	17.047.372
Disminución de disponibilidades	17.047.372
Disminución de Bancos	17.047.372
B. APLICACIONES FINANCIERAS	**17.047.372**
DISMINUCIÓN DE PASIVOS	422.284
Disminución de cuentas y efectos por pagar	422.284
Disminución de cuentas y efectos por pagar a corto plazo	422.284
Disminución de sueldos, salarios y otras remuneraciones por pagar	204.368
Disminución de aportes patronales y retenciones laborales por pagar	67.916
Disminución cuentas por pagar a proveedores a corto plazo	150.000
DÉFICIT FINANCIERO	16.625.088

57

Ministerio del Poder Popular para las Comunas y Protección Social

A0046

Instituto Nacional
de Capacitación y Educación Socialista
(INCES)

INSTITUTO NACIONAL DE CAPACITACIÓN Y EDUCACIÓN SOCIALISTA (INCES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Capacitación y Educación Socialista (INCES), enmarcado en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, y en concordancia con las políticas emanadas por el Ministerio del Poder Popular para las Comunas y Protección Social, orientará sus acciones a fortalecer la formación y capacitación integral de los trabajadores, considerando la oferta formativa requerida por los sectores productivos, sociales, públicos y privados de la Nación, de acuerdo a lo establecido en el Decreto con Rango, Valor y Fuerza de Ley que regula al INCES, referido al impulso y apoyo educativo integral a las ciudadanas y ciudadanos con el objeto de desarrollar el modelo productivo de inclusión social.

Para el ejercicio fiscal 2010, el Instituto prevé ejecutar el Proyecto Formación y Capacitación Integral de Jóvenes y Adultos, en Contribución a la Economía Socio-Productiva y la Conformación del Estado Comunal, con el cual busca formar y capacitar integralmente a 220.579 jóvenes y adultos, a través de salidas ocupacionales/cursos de formación básica y perfeccionamiento en los diferentes programas, sub-áreas de desempeño productivo y niveles de formación en el ámbito nacional; para su incorporación al proceso productivo del país, asi como brindar acompañamiento socio-político para el fortalecimiento de las comunas. Así mismo, el Proyecto Sistema Integral de Estadística del INCES, permitirá disponer de un sistema oportuno y confiable, que permita la toma de decisiones pertinentes a la gestión institucional, para satisfacer las necesidades de información institucional, que coadyuve al Sistema Estadístico Nacional, teniendo como finalidad incrementar la calidad de la producción de información estadística y de los niveles de efectividad de la gestión pública en la asignación y uso de los recursos institucionales..

El presupuesto de ingresos y gastos para el año 2010 asciende a la cantidad de Bs. 1.455.937.967, y está conformado por dos (2) proyectos que alcanzan la cantidad de Bs. 657.505.779 y acciones centralizadas por Bs. 798.432.188.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.385.426.017**
INGRESOS DE OPERACIÓN	257.947.253
Otros ingresos de operación	257.947.253
INGRESOS DE LA PROPIEDAD	107.478.764
Intereses	107.478.764
Intereses internos	107.478.764
Intereses por depósitos	107.478.764
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.020.000.000
Del sector Privado	900.000.000

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Transferencias corrientes internas recibidas del sector privado	900.000.000
De empresas privadas	900.000.000
Del sector público	120.000.000
Transferencias corrientes internas recibidas del sector público	120.000.000
De la República	120.000.000
INGRESOS DE CAPITAL	**28.044.468**
RECURSOS PROPIOS DE CAPITAL	**28.044.468**
Incremento de la depreciación y amortización acumuladas	28.044.468
FUENTES DE FINANCIAMIENTO	**42.467.482**
INCREMENTO DE PASIVOS	**42.467.482**
Incremento de cuentas y efectos por pagar	42.467.482
Incremento de otras cuentas y efectos por pagar	42.467.482
Incremento de otras cuentas por pagar a corto plazo	42.467.482
TOTAL RECURSOS	**1.455.937.967**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.352.198.788**
GASTOS DE CONSUMO	1.113.006.059
Remuneraciones	802.398.884
Sueldos, salarios y otras retribuciones	211.468.455
Beneficios y complementos de sueldos y salarios	281.915.827
Aportes patronales	28.105.775
Prestaciones sociales y otras indemnizaciones	71.021.846
Asistencia socioeconómica	160.061.818
Otros gastos de personal	49.825.163
Compra de Bienes y servicios	282.562.707
Bienes de consumo	93.357.180
Servicios no personales	189.205.527
Depreciación y amortización	28.044.468
TRANSFERENCIAS Y DONACIONES CORRIENTES	239.192.729
Al sector privado	236.350.740
Transferencias corrientes al sector privado	236.350.740
Directas a personas	236.256.911
Pensiones y otros beneficios asociados	80.788.796
Jubilaciones y otros beneficios asociados	155.468.115
A instituciones sin fines de lucro	93.829
Al sector público	2.807.589
Transferencias corrientes al sector público	2.807.589
A los entes descentralizados sin fines empresariales para sus gastos	2.807.589

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Al sector externo	34.400
Donaciones corrientes al exterior	34.400
A organismos internacionales	34.400
GASTOS DE CAPITAL	**56.617.058**
INVERSIÓN REAL DIRECTA	**56.617.058**
Formación Bruta de Capital Fijo	55.637.004
Maquinaria, equipos y otros bienes muebles	24.684.004
Construcciones de bienes de dominio privado	30.953.000
Bienes intangibles	980.054
APLICACIONES FINANCIERAS	**47.122.121**
INVERSIÓN FINANCIERA	**42.467.482**
Incremento de otros activos financieros	42.467.482
Incremento de disponibilidades	28.992.296
Incremento de bancos	28.992.296
Incremento de cuentas por cobrar a corto plazo	11.974.086
Incremento de cuentas comerciales por cobrar a corto plazo	2.801.599
Incremento de otras cuentas por cobrar a corto plazo	9.172.487
Incremento de efectos por cobrar a corto plazo	1.499.900
Incremento de efectos comerciales por cobrar a corto plazo	1.499.900
Incremento de otros activos financieros circulantes	1.200
DISMINUCIÓN DE PASIVOS	**4.654.639**
Disminución de otros pasivos a mediano y largo plazo	4.654.639
TOTAL GASTOS	**1.455.937.967**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106361	Formación y capacitación integral de jóvenes y adultos, en contribución a la economía socio-productiva y a la conformación del estado comunal.	Participante			220.579	656.865.837				656.865.837
106467	Sistema Integral de Estadística del INCES	Sistema			1	639.942				639.942
	TOTAL					657.505.779				657.505.779

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	262.350.900	120.000.000			382.350.900
02	Gestión Administrativa	179.730.548				179.730.548
03	Previsión y Protección Social	236.350.740				236.350.740
	TOTAL	678.432.188	120.000.000			798.432.188

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**2.235**	**1.868**	**3**	**4.106**	**73.957.869**	**30.982.587**	**104.940.456**
Directivo	23	152		175	3.593.993		3.593.993
Profesional y Técnico	794	421		1.215	33.550.778	15.531.779	49.082.557
Personal Administrativo	786	415		1.201	12.564.100	5.883.462	18.447.562
Personal Docente	116	123		239	5.868.252	2.570.640	8.438.892
Obrero	516	757	3	1.276	18.380.746	6.996.706	25.377.452
Personal Fijo a Tiempo Parcial	**7**	**6**	**5**	**18**	**847.708**	**175.645**	**1.023.353**
Personal Administrativo	1	4	2	7	341.255	33.792	375.047
Personal Médico	6	2	3	11	506.453	141.853	648.306
Personal Contratado	**1.737**	**2.188**		**3.925**	**72.296.527**		**72.296.527**
Profesional y Técnico	122	231		353	12.690.768		12.690.768
Personal Administrativo	140	111		251	5.914.367		5.914.367
Personal Docente	1.379	1.771		3.150	51.592.000		51.592.000
Personal Médico	11	8		19	270.800		270.800
Obrero	85	67		152	1.828.592		1.828.592
TOTAL	3.979	4.062	8	8.049	147.102.104	31.158.232	178.260.336

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**198**	**160**	**358**	**44.626.687**
Empleados	164	124	288	35.998.564
Docentes	34	36	70	8.628.123
Jubilados	**1.835**	**1.093**	**2.928**	**155.468.116**
Médicos	8	9	17	902.649
Obreros	88	257	345	18.318.477
Empleados	1.575	616	2.191	116.335.602
Docentes	164	211	375	19.911.388
TOTAL	**2.033**	**1.253**	**3.286**	**200.094.803**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	802.398.884
4.02	Materiales, suministros y mercancías	93.357.180
4.03	Servicios no personales	189.205.527
4.04	Activos reales	56.617.058
4.05	Activos financieros	42.467.482
4.07	Transferencias y donaciones	239.192.729
4.08	Otros gastos	28.044.468
4.11	Disminución de pasivos	4.654.639
	TOTAL	**1.455.937.967**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.385.426.017**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.020.000.000
Del sector Privado	900.000.000
Transferencias corrientes internas recibidas del sector privado	900.000.000
De empresas privadas	900.000.000
Del sector público	120.000.000
Transferencias corrientes internas recibidas del sector público	120.000.000
De la República	120.000.000
Ministerio del Poder Popular para las Comunas y Protección Social	120.000.000
Recursos Ordinarios	80.000.000
Gestión Fiscal	40.000.000
INGRESOS DE OPERACION	257.947.253
Otros ingresos de operación	257.947.253
INGRESOS DE LA PROPIEDAD	107.478.764
Intereses	107.478.764
Intereses internos	107.478.764
Intereses por depósitos	107.478.764
B. GASTOS CORRIENTES	**1.352.198.788**
GASTOS DE CONSUMO	1.113.006.059
Remuneraciones	802.398.884
Sueldos, salarios y otras retribuciones	211.468.455
Beneficios y complementos de sueldos y salarios	281.915.827
Aportes patronales	28.105.775
Prestaciones sociales y otras indemnizaciones	71.021.846
Asistencia socioeconómica	160.061.818
Otros gastos de personal	49.825.163
Compra de Bienes y servicios	282.562.707
Bienes de consumo	93.357.180
Servicios no personales	189.205.527
Depreciación y amortización	28.044.468
TRANSFERENCIAS Y DONACIONES CORRIENTES	239.192.729
Al sector privado	236.350.740
Transferencias corrientes al sector privado	236.350.740
Directas a personas	236.256.911
Pensiones y otros beneficios asociados	80.788.796
Jubilaciones y otros beneficios asociados	155.468.115
A instituciones sin fines de lucro	93.829
Al sector público	2.807.589
Transferencias corrientes al sector público	2.807.589
A los entes descentralizados sin fines empresariales para sus gastos	2.807.589
Al sector externo	34.400
Donaciones corrientes al exterior	34.400
A organismos internacionales	34.400
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**33.227.229**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**61.271.697**
RECURSOS PROPIOS DE CAPITAL	61.271.697
Ahorro/ Desahorro en Cuenta Corriente	33.227.229
Incremento de la depreciación y amortización acumuladas	28.044.468
B. GASTOS DE CAPITAL	**56.617.058**
INVERSIÓN REAL DIRECTA	56.617.058
Formación Bruta de Capital Fijo	55.637.004
Maquinaria, equipos y otros bienes muebles	24.684.004
Construcciones de bienes de dominio privado	30.953.000
Bienes intangibles	980.054
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**4.654.639**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**47.122.121**
INCREMENTO DE PASIVOS	42.467.482
Incremento de cuentas y efectos por pagar	42.467.482
Incremento de otras cuentas y efectos por pagar	42.467.482
Incremento de otras cuentas por pagar a corto plazo	42.467.482
SUPERÁVIT FINANCIERO	4.654.639
B. APLICACIONES FINANCIERAS	**47.122.121**
INVERSIÓN FINANCIERA	42.467.482
Incremento de otros activos financieros	42.467.482
Incremento de disponibilidades	28.992.296
Incremento de bancos	28.992.296
Incremento de cuentas por cobrar a corto plazo	2.801.599
Incremento de cuentas comerciales por cobrar a corto plazo	2.801.599
Incremento de otras cuentas por cobrar a corto plazo	9.172.487
Incremento de efectos por cobrar a corto plazo	1.499.900
Incremento de efectos comerciales por cobrar a corto plazo	1.499.900
Incremento de otros activos financieros circulantes	1.200
DISMINUCIÓN DE PASIVOS	4.654.639
Disminución de otros pasivos	4.654.639
Disminución de otros pasivos a mediano y largo plazo	4.654.639

A0047
Instituto Nacional del Menor
(INAM)

INSTITUTO NACIONAL DEL MENOR (INAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional del Menor para 2010 tiene programado continuar con el proceso de supresión y liquidación que se viene ejecutando desde el año 2006. Los recursos asignados permitirán cubrir los gastos estrictamente prioritarios de funcionamiento del Instituto con una plantilla mínima de personal que se ubica en 413 cargos.

La Junta Liquidadora del Instituto Nacional del Menor (INAM), tiene como política la culminación el proceso de liquidación; garantizando la protección integral de los niños, niñas y adolescentes hasta su transferencia total a los órganos o entes que corresponda, haciendo uso de los bienes y recursos presupuestario que para ello requiera. La Junta Liquidadora realizará el inventario de los convenios, contratos o negociaciones suscritos. Asimismo, se ha propuesto ejecutar los mecanismos necesarios para la remoción y/o retiro de los funcionarios, funcionarias, empleados, empleadas, obreros y obreras y todas las actividades relacionadas con la ejecución presupuestaria.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**60.085.000**
INGRESOS DE LA PROPIEDAD	85.000
Intereses	85.000
Intereses internos	85.000
Intereses por depósitos	85.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.000.000
Del sector público	60.000.000
Donaciones corrientes internas recibidas del sector público	60.000.000
De la República	60.000.000
TOTAL RECURSOS	**60.085.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**57.905.785**
GASTOS DE CONSUMO	57.905.785
Remuneraciones	50.067.014
Sueldos, salarios y otras retribuciones	6.123.861
Beneficios y complementos de sueldos y salarios	16.448.395
Aportes patronales	2.000.000
Prestaciones sociales y otras indemnizaciones	17.226.545
Asistencia socioeconómica	8.268.213
Compra de Bienes y servicios	7.838.771
Bienes de consumo	487.880
Servicios no personales	7.350.891
APLICACIONES FINANCIERAS	**2.179.215**
DISMINUCIÓN DE PASIVOS	**2.179.215**
Disminución de provisiones	1.717.256
Disminución de otras provisiones	1.717.256
Disminución de otros pasivos a corto plazo	461.959
TOTAL GASTOS	**60.085.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		50.067.014			50.067.014
02	Gestión Administrativa	85.000	9.932.986			10.017.986
	TOTAL	**85.000**	**60.000.000**			**60.085.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**170**	**65**		**235**	**3.239.948**	**419.444**	**3.659.392**
Directivo	5	1		6	141.960	3.711	145.671
Profesional y Técnico	44	21		65	1.147.873	205.950	1.353.823
Personal Administrativo	78	22		100	1.163.370	138.851	1.302.221
Personal Docente	5	1		6	110.273		110.273
Personal Médico	1	2		3	35.360	2.942	38.302
Obrero	37	18		55	641.112	67.990	709.102
Personal Contratado	**114**	**64**		**178**	**2.883.913**		**2.883.913**
Directivo	9	11		20	606.843		606.843
Profesional y Técnico	45	18		63	1.150.462		1.150.462
Personal Administrativo	43	11		54	637.290		637.290
Personal Docente		1		1	12.000		12.000
Personal Médico	1			1	24.528		24.528
Obrero	16	23		39	452.790		452.790
TOTAL	**284**	**129**		**413**	**6.123.861**	**419.444**	**6.543.305**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	50.067.014
4.02	Materiales, suministros y mercancías	487.880
4.03	Servicios no personales	7.350.891
4.11	Disminución de pasivos	2.179.215
	TOTAL	**60.085.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**60.085.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	60.000.000
Del sector público	60.000.000
Donaciones corrientes internas recibidas del sector público	60.000.000
De la República	60.000.000
Recursos Ordinarios	50.000.000
Gestión Fiscal	10.000.000
INGRESOS DE LA PROPIEDAD	85.000
Intereses	85.000
Intereses internos	85.000
Intereses por depósitos	85.000
B. GASTOS CORRIENTES	**57.905.785**
GASTOS DE CONSUMO	57.905.785
Remuneraciones	50.067.014
Sueldos, salarios y otras retribuciones	6.123.861
Beneficios y complementos de sueldos y salarios	16.448.395
Aportes patronales	2.000.000
Prestaciones sociales y otras indemnizaciones	17.226.545
Asistencia socioeconómica	8.268.213
Compra de Bienes y servicios	7.838.771
Bienes de consumo	487.880
Servicios no personales	7.350.891
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.179.215**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.179.215**
RECURSOS PROPIOS DE CAPITAL	2.179.215
Ahorro/ Desahorro en Cuenta Corriente	2.179.215
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.179.215**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.179.215**
SUPERÁVIT FINANCIERO	2.179.215
B. APLICACIONES FINANCIERAS	**2.179.215**
DISMINUCIÓN DE PASIVOS	2.179.215
Disminución de otros pasivos	2.179.215
Disminución de provisiones y reservas técnicas	1.717.256
Disminución de provisiones	1.717.256
Disminución de otras provisiones	1.717.256
Disminución de otros pasivos a corto plazo	461.959

A0124

Consejo Nacional
para las Personas con Discapacidad
(CONAPDIS)

CONSEJO NACIONAL PARA LAS PERSONAS CON DISCAPACIDAD (CONAPDIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Para el ejercicio económico financiero 2010, se formuló en el marco de los objetivos, estrategias y políticas del Plan de Desarrollo Económico y Social de la Nación 2007-2013. "Proyecto Nacional Simón Bolívar" y el Plan Estratégico del ente, afianzar la gestión del Instituto por su misión, visión, políticas, estrategias, objetivos y metas a mediano y corto plazo, que permitan el desarrollo hacia el nuevo modelo socio-productivo del país.

Los proyectos del CONAPDIS para el año 2010, se encuentran ubicados en la directriz de la "CONSTRUCCIÓN DE LA SUPREMA FELICIDAD SOCIAL", enmarcados en la estrategia de reducir la miseria a cero y acelerar la disminución de la pobreza con el propósito de atender integralmente a la población en situación de extrema pobreza y máxima exclusión social.
Mediante la formulación de los proyectos, acciones y actividades se determinarán el alcance de los logros que contribuyen a los objetivos específicos, según los siguientes aspectos:

Estratégicos:

- Coordinar las acciones correspondientes que aplican para la atención oportuna a las personas con discapacidad, impulsando a nivel nacional la participación ciudadana, relacionado al ámbito socio-económico, a través de la creación y fortalecimiento de los comités comunitarios de personas con discapacidad como figuras del poder popular.
- Coordinar las acciones que permitan diseñar y promover, programas y campañas masivas de información y difusión sobre la prevención de accidentes y enfermedades que causen discapacidades, así como lo relativo a la atención integral de personas con discapacidad, promoviendo el desarrollo humano familiar y sociolaboral.
- Dar cumplimiento a las disposiciones legales que aplican en materia de certificación, accesibilidad arquitectónica y de servicios para las personas con discapacidad, e inclusión laboral.
- Fomentar la corresponsabilidad, en cuanto a la sensibilización y concientización en la población en general, en torno al potencial de las personas con discapacidad y en el contexto de la ley humanista que rige al ente.
- Responder de manera oportuna a la población con discapacidad residente en el país, en cuanto a las necesidades relacionadas con la captación de ayudas técnicas.

Política Institucional:

- Continuar con las acciones que permitan dar cumplimiento a las atribuciones del Instituto, enmarcadas en la Ley para las Personas con Discapacidad.
- Fortalecer el proceso de seguimiento, evaluación y control de los proyectos y unidades administrativas.
- Fortalecer y mejorar los niveles de eficiencia en la prestación de los servicios, a través de lineamientos, políticas, planes y estrategias en materia de atención a las personas con discapacidad como parte del Plan de Desarrollo Económico y Social de la Nación 2007-2013.
- Promover los programas de participación Institucional con entidades afines, nacionales o internacionales a los fines del intercambio propio de asuntos inherentes al apoyo, accesibilidad y asistencia integral a las personas con discapacidad.

Metas del Instituto:

- Mantener la actualización de un Registro Nacional Permanente de las personas con discapacidad.
- Seguimiento en el cumplimiento de la ley y políticas que rigen y regulen para las personas con discapacidad y ampliando la cobertura de los servicios de atención integral en materia de:
    - Accesibilidad en medios de transporte terrestre, subterráneo o de superficie, puertos, aeropuertos, edificaciones y comunicación.
    - Seguimiento en cuanto a inserción y reinserción laboral de las personas con discapacidad.
    - Dotación oportuna de ayudas técnicas de calidad.
    - Continuar con la ampliación del proceso de certificación.
    - Conformación y fortalecimiento de los comités comunitarios, como vía para fortalecer la participación plena y protagónica en todos los espacios del poder popular.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**28.015.253**
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.015.253
Del sector público	28.015.253
Transferencias corrientes internas recibidas del sector público	28.015.253
De la República	28.015.253
INGRESOS DE CAPITAL	**420.000**
RECURSOS PROPIOS DE CAPITAL	**420.000**
Incremento de la depreciación y amortización acumuladas	420.000
TOTAL RECURSOS	**28.435.253**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**28.186.978**
GASTOS DE CONSUMO	28.071.796
Remuneraciones	23.472.624
Sueldos, salarios y otras retribuciones	8.244.629
Beneficios y complementos de sueldos y salarios	7.426.623
Aportes patronales	772.915
Prestaciones sociales y otras indemnizaciones	1.552.509
Asistencia socioeconómica	5.475.948
Compra de Bienes y servicios	3.317.817
Bienes de consumo	1.572.173
Servicios no personales	1.745.644
Impuestos indirectos	861.355
Depreciación y amortización	420.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	115.182
Al sector privado	115.182
Transferencias corrientes al sector privado	80.432
Directas a personas	80.432
Pensiones y otros beneficios asociados	80.432
Donaciones corrientes al sector privado	34.750
Donaciones a personas	17.375
Donaciones a instituciones sin fines de lucro	17.375
GASTOS DE CAPITAL	**248.275**
INVERSIÓN REAL DIRECTA	**248.275**
Formación Bruta de Capital Fijo	248.275
Maquinaria, equipos y otros bienes muebles	248.275
TOTAL GASTOS	**28.435.253**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106926	Consolidación de la Participación y Atención Integral a las Personas con Discapacidad para Implantar la Estructura Base para la Creación de las Comunas, en la Construcción del Socialismo del Siglo XXI.	Persona Atendida			11.550		7.000.000			7.000.000
TOTAL							**7.000.000**			**7.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		18.516.165			18.516.165
02	Gestión Administrativa	420.000	2.418.656			2.838.656
03	Previsión y Protección Social		80.432			80.432
TOTAL			**21.015.253**			**21.435.253**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**54**	**76**		**130**	**3.529.900**		**3.529.900**
Directivo	13	9		22	1.003.110		1.003.110
Profesional y Técnico	29	22		51	1.456.128		1.456.128
Personal Administrativo	12	28		40	776.602		776.602
Obrero		17		17	294.060		294.060
Personal Contratado	**38**	**32**		**70**	**2.460.099**		**2.460.099**
Profesional y Técnico	14	13		27	1.328.453		1.328.453
Personal Administrativo	21	15		36	984.040		984.040
Obrero	3	4		7	147.606		147.606
TOTAL	**92**	**108**		**200**	**5.989.999**		**5.989.999**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**1**	**1**	**2**	**80.432**
Empleados	1	1	2	80.432
TOTAL	**1**	**1**	**2**	**80.432**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	23.472.624
4.02	Materiales, suministros y mercancías	1.572.173
4.03	Servicios no personales	2.606.999
4.04	Activos reales	248.275
4.07	Transferencias y donaciones	115.182
4.08	Otros gastos	420.000
	TOTAL	**28.435.253**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**28.015.253**
TRANSFERENCIAS Y DONACIONES CORRIENTES	28.015.253
Del sector público	28.015.253
Transferencias corrientes internas recibidas del sector público	28.015.253
De la República	28.015.253
Recursos Ordinarios	13.015.253
Gestión Fiscal	15.000.000
B. GASTOS CORRIENTES	**28.186.978**
GASTOS DE CONSUMO	28.071.796
Remuneraciones	23.472.624
Sueldos, salarios y otras retribuciones	8.244.629
Beneficios y complementos de sueldos y salarios	7.426.623
Aportes patronales	772.915
Prestaciones sociales y otras indemnizaciones	1.552.509
Asistencia socioeconómica	5.475.948
Compra de Bienes y servicios	3.317.817
Bienes de consumo	1.572.173
Servicios no personales	1.745.644
Impuestos indirectos	861.355
Depreciación y amortización	420.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	115.182
Al sector privado	115.182
Transferencias corrientes al sector privado	80.432
Directas a personas	80.432
Pensiones y otros beneficios asociados	80.432
Donaciones corrientes al sector privado	34.750
Donaciones a personas	17.375
Donaciones a instituciones sin fines de lucro	17.375
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(171.725)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**248.275**
RECURSOS PROPIOS DE CAPITAL	248.275
Ahorro/Desahorro en Cuenta Corriente	(171.725)
Incremento de la depreciación y amortización acumuladas	420.000
B. GASTOS DE CAPITAL	**248.275**
INVERSIÓN REAL DIRECTA	248.275
Formación Bruta de Capital Fijo	248.275
Maquinaria, equipos y otros bienes muebles	248.275
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0197
Instituto Autónomo Fondo Único Social
(IAFUS)

INSTITUTO AUTÓNOMO FONDO ÚNICO SOCIAL (IAFUS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Autónomo Fondo Único Social (IAFUS) para el ejercicio 2010, orientará sus acciones hacia la consolidación y desarrollo de los objetivos y políticas contemplados dentro del Plan de Desarrollo Económico y Social de la Nación 2007-2013, específicamente, en la estrategia construcción de la Suprema Felicidad Social, cuyo punto de partida es la inclusión en el ámbito de una nueva sociedad, un nuevo modelo social, productivo, humanista y endógeno; en donde todos vivamos en similares condiciones, para lo cual llevará a cabo el proyecto:

- Atención Integral a Personas Naturales y Organizaciones Sociales, el mismo se orienta a reducir la miseria y acelerar la disminución de la pobreza, así como ofrecer asistencia oportuna a las contingencias sociales de los grupos económicamente más vulnerables, a través de un conjunto de acciones específicas, enmarcados en su ámbito de acción e insertados en las líneas de acción trazadas por el Ministerio de Adscripción.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**31.434.956**
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.934.956
Del sector público	30.934.956
Transferencias corrientes internas recibidas del sector público	30.934.956
De la República	30.934.956
TOTAL RECURSOS	**31.434.956**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**31.434.956**
GASTOS DE CONSUMO	29.934.956
Remuneraciones	29.934.956
Sueldos, salarios y otras retribuciones	8.864.382
Beneficios y complementos de sueldos y salarios	11.116.260
Aportes patronales	1.212.716
Prestaciones sociales y otras indemnizaciones	2.886.632
Asistencia socioeconómica	5.854.966
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
TOTAL GASTOS	**31.434.956**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106417	Atención Integral a Personas Naturales y Organizaciones Sociales	Caso Resuelto			1.000	500.000	10.000.000			10.500.000
	TOTAL					500.000	10.000.000			10.500.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		20.934.956			20.934.956
	TOTAL		20.934.956			20.934.956

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**149**	**133**	**49**	**331**	**8.314.382**	**138.096**	**8.452.478**
Directivo	3	9		12	690.000		690.000
Profesional y Técnico	99	71	40	210	5.485.324	103.234	5.588.558
Personal Administrativo	22	10	8	40	1.044.824	19.664	1.064.488
Obrero	25	43	1	69	1.094.234	15.198	1.109.432
Personal Contratado	**7**	**7**		**14**	**500.000**		**500.000**
Profesional y Técnico	7	7		14	500.000		500.000
TOTAL	156	140	49	345	8.814.382	138.096	8.952.478

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	29.934.956
4.07	Transferencias y donaciones	1.500.000
	TOTAL	31.434.956

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**31.434.956**
TRANSFERENCIAS Y DONACIONES CORRIENTES	30.934.956
Del sector público	30.934.956
Transferencias corrientes internas recibidas del sector público	30.934.956
De la República	30.934.956
Recursos Ordinarios	20.934.956
Gestión Fiscal	10.000.000
INGRESOS DE LA PROPIEDAD	500.000
Intereses	500.000
Intereses internos	500.000
Intereses por depósitos	500.000
B. GASTOS CORRIENTES	**31.434.956**
GASTOS DE CONSUMO	29.934.956
Remuneraciones	29.934.956
Sueldos, salarios y otras retribuciones	8.864.382
Beneficios y complementos de sueldos y salarios	11.116.260
Aportes patronales	1.212.716
Prestaciones sociales y otras indemnizaciones	2.886.632
Asistencia socioeconómica	5.854.966
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.500.000
Al sector privado	1.500.000
Donaciones corrientes al sector privado	1.500.000
Donaciones a personas	1.500.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0305

Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

FUNDACIÓN "CENTRO DE ESTUDIOS BIOLÓGICOS SOBRE CRECIMIENTO Y DESARROLLO DE LA POBLACIÓN VENEZOLANA" (FUNDACREDESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA), a través de la ejecución del proyecto "II Estudio Nacional de Crecimiento y Desarrollo Humano de la Población Venezolana", constituye un apoyo de documentación e información a las comunidades seleccionadas y a los organismos del estado venezolano, para que estos puedan diseñar y ejecutar medidas estableciendo políticas tendentes a promover la justicia social, mediante la incorporación progresiva de sectores sociales excluidos del goce de bienestar general, garantizando el disfrute de los derechos sociales de forma universal y equitativa, promover la participación social, orientada a las mejoras de las condiciones de vida de la población.

Para el año 2010 se dará continuidad al "II Estudio Nacional de Crecimiento y Desarrollo Humanos de la Población Venezolana", cuyo objetivo general consiste en conocer las características de la población venezolana de principios del siglo XXI por estrato social, en sus aspectos demográficos, condiciones socio-económicas, hábitos de consumo alimentario, desarrollo intelectual, maduración física y neurológica, indicadores hematológicos, químicos y coprológicos, aspectos odontológicos, conductas protectoras, factores de riesgo de salud y morbilidad; así como su percepción de condiciones de vida, este objetivo se ha dimensionado a través de la intervención de varias variables interrelacionadas entre si, para determinar, además de la obtención y revisión de las referencias de patrones de crecimiento desarrollo (desde el punto de vista biológico, psicológico, neurológico).

Además se ejecutará el proyecto "Implementación de una Metodología para el Seguimiento y Evaluación de las Políticas Sociales presentes tanto en las Comunas en Formación, como en los Pueblos Indígenas", con una inversión de Bs. 1.344.831.

El Ente para el ejercicio fiscal 2010 presenta un presupuesto de ingresos y gastos por Bs. 23.703.594, conformado por Bs. 13.203.594 para acciones centralizadas y Bs. 10.500.000 para proyectos; el cual será financiado con transferencias corrientes del Ministerio del Poder Popular para las Comunas y Protección Social.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**23.703.594**
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.703.594
Del sector público	23.703.594
Transferencias corrientes internas recibidas del sector público	23.703.594
De la República	23.703.594
TOTAL RECURSOS	**23.703.594**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**23.293.920**
GASTOS DE CONSUMO	22.647.619
Remuneraciones	20.473.463
Sueldos, salarios y otras retribuciones	5.915.975
Beneficios y complementos de sueldos y salarios	4.083.082
Aportes patronales	604.163
Prestaciones sociales y otras indemnizaciones	2.110.107
Asistencia socioeconómica	5.412.618
Otros gastos de personal	2.347.518
Compra de Bienes y servicios	2.174.156
Bienes de consumo	333.600
Servicios no personales	1.840.556
TRANSFERENCIAS Y DONACIONES CORRIENTES	646.301
Al sector privado	646.301
Transferencias corrientes al sector privado	646.301
Directas a personas	646.301
Jubilaciones y otros beneficios asociados	646.301
GASTOS DE CAPITAL	**359.674**
INVERSIÓN REAL DIRECTA	**359.674**
Formación Bruta de Capital Fijo	359.674
Maquinaria, equipos y otros bienes muebles	359.674

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**50.000**
DISMINUCION DE PASIVOS	**50.000**
Disminución de cuentas y efectos por pagar	50.000
Disminución de cuentas y efectos por pagar a corto plazo	50.000
Disminución de aportes patronales y retenciones laborales por pagar	50.000
TOTAL GASTOS	**23.703.594**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
106373	II Estudio Nacional de Crecimiento y Desarrollo Humano de la Población Venezolana	Persona			20.060		9.155.169			9.155.169
106439	Implementación de una Metodología para el Seguimiento y Evaluación de las Políticas Sociales Presentes tanto en las Comunas en Formación, como en los Pueblos Indígenas.	Informe			2		1.344.831			1.344.831
	TOTAL						10.500.000			10.500.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		12.477.113			12.477.113
02	Gestión Administrativa		80.180			80.180
03	Previsión y Protección Social		646.301			646.301
	TOTAL		13.203.594			13.203.594

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**34**	**31**	**18**	**83**	**2.523.403**		**2.523.403**
Directivo	6	6	7	19	615.577		615.577
Profesional y Técnico	8	11	8	27	855.660		855.660
Personal Administrativo	10	9		19	514.076		514.076
Personal de Investigación	8		3	11	415.173		415.173
Obrero	2	5		7	122.917		122.917
Personal Contratado	**86**	**45**	**59**	**190**	**3.268.923**		**3.268.923**
Directivo			1	1	52.272		52.272
Profesional y Técnico	1	4	2	7	307.824		307.824
Personal Administrativo	3		1	4	134.517		134.517
Personal de Investigación	81	36	53	170	2.629.608		2.629.608
Obrero	1	5	2	8	144.702		144.702
TOTAL	**120**	**76**	**77**	**273**	**5.792.326**		**5.792.326**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**7**	**1**	**8**	**646.301**
Médicos	5	1	6	571.143
Obreros	1		1	37.579
Empleados	1		1	37.579
TOTAL	**7**	**1**	**8**	**646.301**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	20.473.463
4.02	Materiales, suministros y mercancías	333.600
4.03	Servicios no personales	1.840.556
4.04	Activos reales	359.674
4.07	Transferencias y donaciones	646.301
4.11	Disminución de pasivos	50.000
	TOTAL	**23.703.594**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**23.703.594**
TRANSFERENCIAS Y DONACIONES CORRIENTES	23.703.594
Del sector público	23.703.594
Transferencias corrientes internas recibidas del sector público	23.703.594
De la República	23.703.594
Ministerio del Poder Popular para las Comunas y Protección Social	23.703.594
Recursos Ordinarios	17.000.000
Gestión Fiscal	6.703.594
B. GASTOS CORRIENTES	**23.293.920**
GASTOS DE CONSUMO	22.647.619
Remuneraciones	20.473.463
Sueldos, salarios y otras retribuciones	5.915.975
Beneficios y complementos de sueldos y salarios	4.083.082
Aportes patronales	604.163
Prestaciones sociales y otras indemnizaciones	2.110.107
Asistencia socioeconómica	5.412.618
Otros gastos de personal	2.347.518
Compra de Bienes y servicios	2.174.156
Bienes de consumo	333.600
Servicios no personales	1.840.556
TRANSFERENCIAS Y DONACIONES CORRIENTES	646.301
Al sector privado	646.301
Transferencias corrientes al sector privado	646.301
Directas a personas	646.301
Jubilaciones y otros beneficios asociados	646.301
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**409.674**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**409.674**
RECURSOS PROPIOS DE CAPITAL	409.674
Ahorro/ Desahorro en Cuenta Corriente	409.674
B. GASTOS DE CAPITAL	**359.674**
INVERSIÓN REAL DIRECTA	359.674
Formación Bruta de Capital Fijo	359.674
Maquinaria, equipos y otros bienes muebles	359.674
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**50.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**50.000**
SUPERÁVIT FINANCIERO	50.000
B. APLICACIONES FINANCIERAS	**50.000**
DISMINUCIÓN DE PASIVOS	50.000
Disminución de cuentas y efectos por pagar	50.000
Disminución de cuentas y efectos por pagar a corto plazo	50.000
Disminución de aportes patronales y retenciones laborales por pagar	50.000

A0326
Fundación para el Desarrollo
y Promoción del Poder Comunal
(FUNDACOMUNAL)

FUNDACIÓN PARA EL DESARROLLO Y PROMOCIÓN DEL PODER COMUNAL (FUNDACOMUNAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para el Desarrollo y Promoción del Poder Comunal, es un ente descentralizado sin fines empresariales, adscrito al Ministerio del Poder Popular para las Comunas y Protección Social, teniendo como ámbito de acción todo el territorial nacional.

Actualmente, la Fundación para el Desarrollo y Promoción del Poder Comunal se encuentra en un proceso de reorganización, el cual está a cargo de una comisión multidisciplinaria, quienes tienen las atribuciones de adaptar en un lapso perentorio y de conformidad con la ley, la estructura, organización y funcionamiento de la institución, a fin de adaptar esta a su objeto: coadyuvar en la promoción de la organización, expansión y consolidación de los Consejos Comunales y del Poder Comunal.

Para el Ejercicio Económico-Financiero 2010 tomando como base fundamental los Lineamientos Generales establecidos en el Plan de Desarrollo Económico Social de la Nación 2007-20013 y siguiendo la directriz estratégica de la democracia protagónica, revolucionaria y como política principal, promover la formación de la organización social, adelantará los proyectos que se vinculan con el fortalecimiento del ciclo del poder comunal denominados:

- "Atención Integral a los Consejos Comunales y a la Población Vulnerable en Materia de Infraestructura", el cual pretende fortalecer los procesos de organización, planificación y producción de los consejos comunales y otras organizaciones del poder comunal.
- "Fortalecimiento del Sistema de Apoyo Integral al Poder Popular", que tiene como objetivo prestar asistencia a los consejos comunales en la formulación de proyectos, a fin de fortalecer la gestión integral comunal.

El presupuesto de ingresos y gastos para el ejercicio económico financiero 2010 asciende a Bs. 137.134.555, de los cuales Bs. 90.000.000 están destinados a los proyectos y Bs. 47.134.555 para acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**132.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	132.000.000
Del sector público	132.000.000
Transferencias corrientes internas recibidas del sector público	132.000.000
De la República	132.000.000
INGRESOS DE CAPITAL	**130.233**
RECURSOS PROPIOS DE CAPITAL	**130.233**
Incremento de la depreciación y amortización acumuladas	130.233
FUENTES DE FINANCIAMIENTO	**5.004.322**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**5.004.322**
Disminución de otros activos financieros	5.004.322
Disminución de disponibilidades	5.004.322
Disminución de bancos	5.004.322
TOTAL RECURSOS	**137.134.555**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**136.320.498**
GASTOS DE CONSUMO	120.848.587
Remuneraciones	105.132.410
Sueldos, salarios y otras retribuciones	40.051.037
Beneficios y complementos de sueldos y salarios	40.713.706
Aportes patronales	4.665.409
Prestaciones sociales y otras indemnizaciones	8.797.766
Asistencia socioeconómica	10.891.809
Otros gastos de personal	12.683
Compra de Bienes y servicios	13.996.806
Bienes de consumo	4.627.728
Servicios no personales	9.369.078
Impuestos indirectos	1.589.138
Depreciación y amortización	130.233
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.471.911
Al sector privado	15.471.911
Transferencias corrientes al sector privado	12.191.911
Directas a personas	12.179.951
Pensiones y otros beneficios asociados	1.039.389
Jubilaciones y otros beneficios asociados	11.113.330
Otras transferencias directas a personas	27.232
A instituciones sin fines de lucro	11.960

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
Donaciones corrientes al sector privado	3.280.000
Donaciones a personas	3.280.000
GASTOS DE CAPITAL	**651.164**
INVERSIÓN REAL DIRECTA	**651.164**
Formación Bruta de Capital Fijo	651.164
Maquinaria, equipos y otros bienes muebles	651.164
APLICACIONES FINANCIERAS	**162.893**
DISMINUCIÓN DE PASIVOS	**162.893**
Disminución de cuentas y efectos por pagar	162.893
Disminución de otras cuentas y efectos por pagar	162.893
Disminución de otras cuentas por pagar a corto plazo	162.893
TOTAL GASTOS	**137.134.555**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106663	Atención Integral a los Consejos Comunales y a la Población Vulnerable en Materia de Infraestructura	Asesoría			14.400		34.900.000			34.900.000
106876	Fortalecimiento del Sistema de Apoyo Integral al Poder Popular	Consejo Comunal			2.500		55.100.000			55.100.000
	TOTAL						**90.000.000**			**90.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.934.910	22.000.000			25.934.910
02	Gestión Administrativa	1.199.645	7.808.089			9.007.734
03	Previsión y Protección Social		12.191.911			12.191.911
	TOTAL	**5.134.555**	**42.000.000**			**47.134.555**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**140**	**133**		**273**	**3.852.969**	**305.374**	**4.158.343**
Directivo	16	18		34	693.600		693.600
Profesional y Técnico	89	83		172	2.173.009	274.837	2.447.846
Personal Administrativo	35	32		67	986.360	30.537	1.016.897
Personal Contratado	**719**	**641**		**1.360**	**35.669.265**		**35.669.265**
Profesional y Técnico	390	347		737	19.332.741		19.332.741
Personal Administrativo	329	294		623	16.336.524		16.336.524
TOTAL	859	774		1.633	39.522.234	305.374	39.827.608

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**12**	**23**	**35**	**1.039.389**
Empleados	12	23	35	1.039.389
Jubilados	**207**	**100**	**307**	**11.113.330**
Empleados	207	100	307	11.113.330
TOTAL	219	123	342	12.152.719

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	105.132.410
4.02	Materiales, suministros y mercancías	4.627.728
4.03	Servicios no personales	10.958.216
4.04	Activos reales	651.164
4.07	Transferencias y donaciones	15.471.911
4.08	Otros gastos	130.233
4.11	Disminución de pasivos	162.893
	TOTAL	**137.134.555**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**132.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	132.000.000
Del sector público	132.000.000
Transferencias corrientes internas recibidas del sector público	132.000.000
De la República	132.000.000
Ministerio del Poder Popular para las Comunas y Protección Social	132.000.000
Recursos Ordinarios	72.000.000
Gestión Fiscal	60.000.000
B. GASTOS CORRIENTES	**136.320.498**
GASTOS DE CONSUMO	120.848.587
Remuneraciones	105.132.410
Sueldos, salarios y otras retribuciones	40.051.037
Beneficios y complementos de sueldos y salarios	40.713.706
Aportes patronales	4.665.409
Prestaciones sociales y otras indemnizaciones	8.797.766
Asistencia socioeconómica	10.891.809
Otros gastos de personal	12.683
Compra de Bienes y servicios	13.996.806
Bienes de consumo	4.627.728
Servicios no personales	9.369.078
Impuestos indirectos	1.589.138
Depreciación y amortización	130.233
TRANSFERENCIAS Y DONACIONES CORRIENTES	15.471.911
Al sector privado	15.471.911
Transferencias corrientes al sector privado	12.191.911
Directas a personas	12.179.951
Pensiones y otros beneficios asociados	1.039.389
Jubilaciones y otros beneficios asociados	11.113.330
Otras transferencias directas a personas	27.232
A instituciones sin fines de lucro	11.960
Donaciones corrientes al sector privado	3.280.000
Donaciones a personas	3.280.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(4.320.498)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(4.190.265)**
RECURSOS PROPIOS DE CAPITAL	(4.190.265)
Ahorro/ Desahorro en Cuenta Corriente	(4.320.498)
Incremento de la depreciación y amortización acumuladas	130.233
B. GASTOS DE CAPITAL	**651.164**
INVERSIÓN REAL DIRECTA	651.164
Formación Bruta de Capital Fijo	651.164
Maquinaria, equipos y otros bienes muebles	651.164
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(4.841.429)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**5.004.322**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	5.004.322
Disminución de otros activos financieros	5.004.322
Disminución de disponibilidades	5.004.322
Disminución de bancos	5.004.322
B. APLICACIONES FINANCIERAS	**5.004.322**
DISMINUCIÓN DE PASIVOS	162.893
Disminución de cuentas y efectos por pagar	162.893
Disminución de otras cuentas y efectos por pagar	162.893
Disminución de otras cuentas por pagar a corto plazo	162.893
DÉFICIT FINANCIERO	4.841.429

A0480

Fundación Misión Negra Hipólita

FUNDACIÓN MISIÓN NEGRA HIPÓLITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Negra Hipólita tiene por objetivo la ejecución de planes, programas y proyectos, dirigidos a la atención y formación integral de todos los niños, niñas, adolescentes y adultos, con especial énfasis en aquellos que se encuentren en situación de calle, adolescentes embarazadas, personas con alguna discapacidad y adultos mayores en situación de pobreza extrema y sus familiares de origen.

Para el 2010 por decisión del Ciudadano Comandante Presidente de la República Bolivariana de Venezuela Hugo Chávez Frías, recibirá el aporte por Bs. 254.227.871 a través del Fondo Único de las Misiones (FUM), el cual centralizará los recursos otorgados a las Misiones en el Ministerio del Poder Popular del Despacho de la Presidencia.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**254.227.871**
TRANSFERENCIAS Y DONACIONES CORRIENTES	254.227.871
Del sector público	254.227.871
Transferencias corrientes internas recibidas del sector público	254.227.871
De la República	254.227.871
INGRESOS DE CAPITAL	**1.640.968**
RECURSOS PROPIOS DE CAPITAL	**1.640.968**
Incremento de la depreciación y amortización acumuladas	1.640.968
TOTAL RECURSOS	**255.868.839**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**237.947.695**
GASTOS DE CONSUMO	189.115.499
Remuneraciones	120.805.919
Sueldos, salarios y otras retribuciones	32.632.006
Beneficios y complementos de sueldos y salarios	60.400.566
Aportes patronales	3.933.859
Prestaciones sociales y otras indemnizaciones	4.709.408
Asistencia socioeconómica	19.130.080
Compra de Bienes y servicios	61.909.093
Bienes de consumo	27.728.748
Servicios no personales	34.180.345
Impuestos indirectos	4.759.519
Depreciación y amortización	1.640.968
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.832.196
Al sector privado	48.832.196
Transferencias corrientes al sector privado	28.000.000
Directas a personas	13.000.000
Otras transferencias directas a personas	13.000.000
A instituciones sin fines de lucro	15.000.000
Donaciones corrientes al sector privado	20.832.196
Donaciones a personas	19.832.196
Donaciones a instituciones sin fines de lucro	1.000.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**15.921.144**
INVERSION REAL DIRECTA	**15.921.144**
Formación Bruta de Capital Fijo	15.921.144
Edificios e instalaciones	3.165.543
Maquinaria, equipos y otros bienes muebles	12.755.601
APLICACIONES FINANCIERAS	**2.000.000**
DISMINUCIÓN DE PASIVOS	**2.000.000**
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000
TOTAL GASTOS	**255.868.839**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
85154	Red Articuladora Contra la Miseria	Persona Atendida			180.000		162.959.510			162.959.510
107112	Socio Educativo para Adolescentes en Conflicto con la Ley Penal	Adolescente Atendido	840	1.960	2.800		16.640.968			16.640.968
TOTAL							**179.600.478**			**179.600.478**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		46.692.342			46.692.342
02	Gestión Administrativa	1.640.968	27.935.051			29.576.019
TOTAL		**1.640.968**	**74.627.393**			**76.268.361**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**2**		**8**	**40.914**	**68.900**	**109.814**
Profesional y Técnico	5	2		7	35.914	68.900	104.814
Obrero	1			1	5.000		5.000
Personal Contratado	**687**	**425**	**380**	**1.492**	**29.886.688**		**29.886.688**
Directivo	8	3	22	33	2.138.400		2.138.400
Profesional y Técnico	271	133	142	546	8.178.967		8.178.967
Personal Administrativo	408	289	216	913	19.569.321		19.569.321
TOTAL	**693**	**427**	**380**	**1.500**	**29.927.602**	**68.900**	**29.996.502**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	120.805.919
4.02	Materiales, suministros y mercancías	27.728.748
4.03	Servicios no personales	38.939.864
4.04	Activos reales	15.921.144
4.07	Transferencias y donaciones	48.832.196
4.08	Otros gastos	1.640.968
4.11	Disminución de pasivos	2.000.000
	TOTAL	**255.868.839**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**254.227.871**
TRANSFERENCIAS Y DONACIONES CORRIENTES	254.227.871
Del sector público	254.227.871
Transferencias corrientes internas recibidas del sector público	254.227.871
De la República	254.227.871
Ministerio del Poder Popular del Despacho de la Presidencia	254.227.871
Recursos Ordinarios	254.227.871
B. GASTOS CORRIENTES	**237.947.695**
GASTOS DE CONSUMO	189.115.499
Remuneraciones	120.805.919
Sueldos, salarios y otras retribuciones	32.632.006
Beneficios y complementos de sueldos y salarios	60.400.566
Aportes patronales	3.933.859
Prestaciones sociales y otras indemnizaciones	4.709.408
Asistencia socioeconómica	19.130.080
Compra de Bienes y servicios	61.909.093
Bienes de consumo	27.728.748
Servicios no personales	34.180.345
Impuestos indirectos	4.759.519
Depreciación y amortización	1.640.968
TRANSFERENCIAS Y DONACIONES CORRIENTES	48.832.196
Al sector privado	48.832.196
Transferencias corrientes al sector privado	28.000.000
Directas a personas	13.000.000
Otras transferencias directas a personas	13.000.000
A instituciones sin fines de lucro	15.000.000
Donaciones corrientes al sector privado	20.832.196
Donaciones a personas	19.832.196
Donaciones a instituciones sin fines de lucro	1.000.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**16.280.176**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**17.921.144**
RECURSOS PROPIOS DE CAPITAL	17.921.144
Ahorro/Desahorro en Cuenta Corriente	16.280.176
Incremento de la depreciación y amortización acumuladas	1.640.968
B. GASTOS DE CAPITAL	**15.921.144**
INVERSIÓN REAL DIRECTA	15.921.144
Formación Bruta de Capital Fijo	15.921.144
Edificios e instalaciones	3.165.543
Maquinaria, equipos y otros bienes muebles	12.755.601
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**2.000.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.000.000**
SUPERÁVIT FINANCIERO	2.000.000
B. APLICACIONES FINANCIERAS	**2.000.000**
DISMINUCIÓN DE PASIVOS	2.000.000
Disminución de cuentas y efectos por pagar	2.000.000
Disminución de cuentas y efectos por pagar a corto plazo	2.000.000
Disminución cuentas por pagar a proveedores a corto plazo	2.000.000

A0487

Fundación "Misión Che Guevara"

FUNDACIÓN MISIÓN CHE GUEVARA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Che Guevara se orienta al fortalecimiento del sector socio-productivo, en el marco del Lineamiento Nacional "Establecimiento de un Modelo Productivo Socialista", y "Democracia Protagónica Revolucionaria", definido en el Plan Nacional de Desarrollo Económico y Social de la Nación 2007-2013.

Para el ejercicio 2010, los proyectos que permitirán cumplir con los objetivos establecidos por la Fundación son:

- Adjudicación de Activos Rurales con Vocación Agrícola a las Unidades de Producción en las Comunas en Construcción: tiene por finalidad contribuir al fortalecimiento del trabajo socioproductivo en las comunas, a través de la adjudicación de activos a las unidades de producción. Para ello, la Fundación acondicionará los activos propios y administrados a los fines de garantizar espacios dignos para el desarrollo de actividades socio-productivas y mediante inspecciones a los activos propios y administrados, a fin de obtener un diagnóstico del activo y evaluar las unidades de producción integradas por misioneras y misioneros de la Misión Che Guevara, y de esta manera desarrollar proyectos socio-productivos que satisfagan las necesidades de la comuna, este proyecto tiene previsto asignar 3 Unidades de producción con espacios seguros adjudicados bajo la figura de comodato, con una inversión de Bs. 4.177.123.

- Creación de Brigadas de Trabajo Socialista, Brigadas de Trabajo Voluntario y los Consejos de Misioneros y Misioneras como Nuevas Formas de Organizaciones Socio-Productiva Comunitaria y Organizaciones Sociales en el Marco de las Comunas en Construcción: cuyo objetivo es impulsar la conformación de formas de Organización Socio-Productiva, para establecer mecanismo de articulación entre las comunidades que la integran las comunas en construcción, en lo que se refiere al proceso de economía comunal, en las fases de producción, distribución y consumo. En este sentido, se estima crear 165 organizaciones, con una inversiónde Bs. 1.673.118.

- Desarrollar e Implantar el Sistema Estadístico de Comando, Control y Seguimiento de la Misión Che Guevara en el ámbito Nacional: para capturar, sistematizar, organizar, analizar y transmitir la información generada, con la finalidad de proveer a la organización de un espacio virtual de información electrónica de alcance nacional, y facilitar que sus usuarios puedan acceder a la información veraz y oportuna, permitiendo determinar la situación actual de la Misión Che Guevara, a objeto de dar respuesta a los requerimientos, necesidades y exigencias para la oportuna toma de decisiones. Se estima una inversión de Bs. 425.626.

El presupuesto de ingresos y gastos para el ejercicio económico-financiero 2010, asciende a la cantidad de Bs. 29.426.692, destinándose a proyectos Bs. 6.275.867 y acciones centralizadas Bs. 23.150.825, que serán financiados con transferencias del Ejecutivo Nacional por Bs. 29.131.242 e ingresos de capital Bs. 295.450, producto del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**29.131.242**
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.131.242
Del sector público	29.131.242
Transferencias corrientes internas recibidas del sector público	29.131.242
De la República	29.131.242
INGRESOS DE CAPITAL	**295.450**
RECURSOS PROPIOS DE CAPITAL	**295.450**
Incremento de la depreciación y amortización acumuladas	295.450
TOTAL RECURSOS	**29.426.692**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**26.377.411**
GASTOS DE CONSUMO	25.697.411
Remuneraciones	21.600.000
Sueldos, salarios y otras retribuciones	6.139.956
Beneficios y complementos de sueldos y salarios	6.002.976
Aportes patronales	765.052
Prestaciones sociales y otras indemnizaciones	1.696.122
Asistencia socioeconómica	3.359.426
Otros gastos de personal	3.636.468

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	2.672.989
Bienes de consumo	1.012.511
Servicios no personales	1.660.478
Impuestos indirectos	1.128.972
Depreciación y amortización	295.450
TRANSFERENCIAS Y DONACIONES CORRIENTES	680.000
Al sector privado	680.000
Donaciones corrientes al sector privado	680.000
Donaciones a personas	680.000
GASTOS DE CAPITAL	**2.978.281**
INVERSION REAL DIRECTA	**2.978.281**
Formación Bruta de Capital Fijo	2.978.281
Maquinaria, equipos y otros bienes muebles	1.720.000
Construcciones de bienes de dominio privado	1.258.281
APLICACIONES FINANCIERAS	**71.000**
DISMINUCION DE PASIVOS	**71.000**
Disminución de cuentas y efectos por pagar	71.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	71.000
Disminución cuentas por pagar a proveedores a mediano y largo plazo	71.000
TOTAL GASTOS	**29.426.692**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106335	Adjudicación de Activos Rurales con Vocación Agrícola a las Unidades de Producción en las Comunas en Construcción.	Unidad de Producción			3		4.177.123			4.177.123
106380	Desarrollar e Implantar el Sistema Estadístico de Comando, Control y Seguimiento de la Misión Che Guevara a Nivel Nacional.	Sistema			1		425.626			425.626
106381	Creación de Brigadas de Trabajo Socialista, Brigadas de Trabajo Voluntario y los Consejos de Misioneros y Misioneras como Nuevas Formas de Organizaciones Socioproductiva Comunitaria y Organizaciones Sociales en el Marco de las Comunas en Construcción.	Organización			165		1.673.118			1.673.118
	TOTAL						6.275.867			6.275.867

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		21.610.000			21.610.000
02	Gestión Administrativa	295.450	1.245.375			1.540.825
	TOTAL	295.450	22.855.375			23.150.825

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**135**	**109**		**244**	**3.159.324**	**2.369.484**	**5.528.808**
Directivo	31	21		52	1.111.200	833.405	1.944.605
Profesional y Técnico	64	56		120	1.251.182	938.379	2.189.561
Personal Administrativo	37	16		53	603.466	452.596	1.056.062
Obrero	3	16		19	193.476	145.104	338.580
TOTAL	**135**	**109**		**244**	**3.159.324**	**2.369.484**	**5.528.808**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	21.600.000
4.02	Materiales, suministros y mercancías	1.012.511
4.03	Servicios no personales	2.789.450
4.04	Activos reales	2.978.281
4.07	Transferencias y donaciones	680.000
4.08	Otros gastos	295.450
4.11	Disminución de pasivos	71.000
	TOTAL	**29.426.692**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**29.131.242**
TRANSFERENCIAS Y DONACIONES CORRIENTES	29.131.242
Del sector público	29.131.242
Transferencias corrientes internas recibidas del sector público	29.131.242
De la República	29.131.242
Ministerio del Poder Popular del Despacho de la Presidencia	29.131.242
Recursos Ordinarios	29.131.242
B. GASTOS CORRIENTES	**26.377.411**
GASTOS DE CONSUMO	25.697.411
Remuneraciones	21.600.000
Sueldos, salarios y otras retribuciones	6.139.956
Beneficios y complementos de sueldos y salarios	6.002.976
Aportes patronales	765.052
Prestaciones sociales y otras indemnizaciones	1.696.122
Asistencia socioeconómica	3.359.426
Otros gastos de personal	3.636.468
Compra de Bienes y servicios	2.672.989
Bienes de consumo	1.012.511
Servicios no personales	1.660.478
Impuestos indirectos	1.128.972
Depreciación y amortización	295.450
TRANSFERENCIAS Y DONACIONES CORRIENTES	680.000
Al sector privado	680.000
Donaciones corrientes al sector privado	680.000
Donaciones a personas	680.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.753.831**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.049.281**
RECURSOS PROPIOS DE CAPITAL	3.049.281
Ahorro/ Desahorro en Cuenta Corriente	2.753.831
Incremento de la depreciación y amortización acumuladas	295.450
B. GASTOS DE CAPITAL	**2.978.281**
INVERSIÓN REAL DIRECTA	2.978.281
Formación Bruta de Capital Fijo	2.978.281
Maquinaria, equipos y otros bienes muebles	1.720.000
Construcciones de bienes de dominio privado	1.258.281
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**71.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**71.000**
SUPERÁVIT FINANCIERO	71.000
B. APLICACIONES FINANCIERAS	**71.000**
DISMINUCIÓN DE PASIVOS	71.000
Disminución de cuentas y efectos por pagar	71.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	71.000
Disminución cuentas por pagar a proveedores a mediano y largo plazo	71.000

A0842

Fondo de Desarrollo Microfinanciero
(FONDEMI)

FONDO DE DESARROLLO MICROFINANCIERO (FONDEMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Fondo de Desarrollo Microfinanciero es una institución de segundo piso, debido a que su objeto principal está dirigido a la atención de los entes de ejecución (bancos comunales), más no los beneficiarios directos. Dentro de sus objetivos estratégicos se encuentran: prestar servicios financieros y no financieros aplicables a todos sus planes y programas puestos en marcha.

El Fondo tiene como misión crear, estimular, promover y desarrollar el sistema microfinanciero, a fin de facilitar el acceso al financiamiento de la población excluida y autogestionaria en la búsqueda de su integración al nuevo modelo de participación y a la construcción del estado socialista del siglo XXI.

En este sentido, el Fondo de Desarrollo Microfinanciero tiene programado dos proyectos, el primero denominado "Fortalecimiento del Ciclo Productivo Orientado a la Construcción de la Economía Socialista", el cual tiene como propósito el acompañamiento integral a las comunidades organizadas, desde la formación, la asistencia técnica y la transferencia de recursos para implementar proyectos socio-productivos debidamente ajustados al Proyecto Nacional Simón Bolívar. Primer Plan Socialista 2007-2013, enfocado en dar continuidad a las políticas del Fondo de Desarrollo Microfinanciero, basada en el estímulo, la promoción y el desarrollo del sistema microfinanciero a través de la población menos asistida y excluida del sistema financiero nacional; y el segundo "Formación y Financiamiento a los Bancos Comunales Orientados al Desarrollo del Nuevo Modelo Productivo Socialista", el cual pretende fortalecer el nuevo modelo de producción social facilitando la producción, almacenamiento, distribución y el intercambio productivo como un mecanismo para potenciar el ciclo productivo comunal con alcance para todo el territorio nacional, a fin de responder a la necesidad de seguimiento, control y asistencia técnica durante el ciclo productivo comunal, como política principal del Fondo de Desarrollo Microfinanciero.

El presupuesto de ingresos y gastos para el Ejercicio Económico-Financiero 2010 asciende a Bs. 177.484.421, de los cuales Bs. 110.123.465 están destinados a los proyectos y Bs. 67.360.956 para acciones centralizadas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**86.024.934**
INGRESOS DE OPERACIÓN	30.624.598
Ingresos financieros de instituciones financieras	30.624.598
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.400.336
Del sector público	55.400.336
Transferencias corrientes internas recibidas del sector público	55.400.336
De la República	55.400.336
INGRESOS DE CAPITAL	**21.084.372**
RECURSOS PROPIOS DE CAPITAL	**700.230**
Incremento de la depreciación y amortización acumuladas	700.230
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**20.384.142**
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	20.384.142
Al sector privado	20.384.142
FUENTES DE FINANCIAMIENTO	**70.375.115**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**70.375.115**
Disminución de otros activos financieros	70.375.115
Disminución de disponibilidades	70.375.115
Disminución de bancos	70.375.115
TOTAL RECURSOS	**177.484.421**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**97.814.974**
GASTOS DE OPERACIÓN	96.874.974
Remuneraciones	63.493.299
Sueldos, salarios y otras retribuciones	26.628.507
Beneficios y complementos de sueldos y salarios	11.108.341
Aportes patronales	1.752.964
Prestaciones sociales y otras indemnizaciones	4.421.819
Asistencia socioeconómica	11.836.668
Otros gastos de personal	7.745.000
Compra de Bienes y servicios	32.681.445
Bienes de consumo	8.529.237
Servicios no personales	24.152.208
Depreciación y amortización	700.230
TRANSFERENCIAS Y DONACIONES CORRIENTES	940.000
Al sector privado	940.000
Donaciones corrientes al sector privado	940.000
Donaciones a personas	940.000
GASTOS DE CAPITAL	**78.660.832**
INVERSIÓN REAL DIRECTA	**15.060.832**
Formación Bruta de Capital Fijo	14.840.832
Maquinaria, equipos y otros bienes muebles	8.690.832
Bienes preexistentes	150.000
Construcciones de bienes de dominio privado	6.000.000
Bienes intangibles	220.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INVERSIÓN FINANCIERA	**63.600.000**
Concesión de préstamos a corto plazo	63.600.000
Al sector privado	63.600.000
APLICACIONES FINANCIERAS	**1.008.615**
DISMINUCIÓN DE PASIVOS	**1.008.615**
Disminución de cuentas y efectos por pagar	994.732
Disminución de cuentas y efectos por pagar a corto plazo	994.732
Disminución de sueldos, salarios y otras remuneraciones Por pagar	140.000
Disminución de aportes patronales y retenciones laborales por pagar	54.732
Disminución cuentas por pagar a proveedores a corto plazo	800.000
Disminución de provisiones	13.883
Disminución de provisiones para despidos	13.883
TOTAL GASTOS	**177.484.421**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106346	Fortalecimiento del Ciclo Productivo Orientado a la Construcción de la Economía Socialista	Entidad Fortalecida			5.000	18.698.078	10.000.000			28.698.078
106364	Formación y Financiamiento a los Bancos Comunales Orientados al Desarrollo del Nuevo Modelo Productivo Socialista	Financiamiento			200	71.425.387	10.000.000			81.425.387
	TOTAL					**90.123.465**	**20.000.000**			**110.123.465**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	18.000.000	33.000.000			51.000.000
02	Gestión Administrativa	13.960.620	2.400.336			16.360.956
	TOTAL	**31.960.620**	**35.400.336**			**67.360.956**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**70**	**91**		**161**	**3.911.043**		**3.911.043**
Directivo	5	6		11	1.164.651		1.164.651
Profesional y Técnico	61	82		143	2.328.372		2.328.372
Personal Administrativo	3	2		5	387.597		387.597
Obrero	1	1		2	30.423		30.423
Personal Contratado	**254**	**163**		**417**	**9.251.384**		**9.251.384**
Profesional y Técnico	182	125		307	5.486.106		5.486.106
Personal Administrativo	15	5		20	2.702.113		2.702.113
Obrero	57	33		90	1.063.165		1.063.165
TOTAL	**324**	**254**		**578**	**13.162.427**		**13.162.427**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	63.493.299
4.02	Materiales, suministros y mercancías	8.529.237
4.03	Servicios no personales	24.152.208
4.04	Activos reales	15.060.832
4.05	Activos financieros	63.600.000
4.07	Transferencias y donaciones	940.000
4.08	Otros gastos	700.230
4.11	Disminución de pasivos	1.008.615
	TOTAL	**177.484.421**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**86.024.934**
TRANSFERENCIAS Y DONACIONES CORRIENTES	55.400.336
Del sector público	55.400.336
Transferencias corrientes internas recibidas del sector público	55.400.336
De la República	55.400.336
Ministerio del Poder Popular para las Comunas y Protección Social	55.400.336
Recursos Ordinarios	41.744.877
Gestión Fiscal	13.655.459
INGRESOS DE OPERACIÓN	30.624.598
Ingresos financieros de instituciones financieras	30.624.598
B. GASTOS CORRIENTES	**97.814.974**
GASTOS DE OPERACIÓN	96.874.974
Remuneraciones	63.493.299
Sueldos, salarios y otras retribuciones	26.628.507
Beneficios y complementos de sueldos y salarios	11.108.341
Aportes patronales	1.752.964
Prestaciones sociales y otras indemnizaciones	4.421.819
Asistencia socioeconómica	11.836.668
Otros gastos de personal	7.745.000
Compra de Bienes y servicios	32.681.445
Bienes de consumo	8.529.237
Servicios no personales	24.152.208
Depreciación y amortización	700.230
TRANSFERENCIAS Y DONACIONES CORRIENTES	940.000
Al sector privado	940.000
Donaciones corrientes al sector privado	940.000
Donaciones a personas	940.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(11.790.040)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**9.294.332**
RECURSOS PROPIOS DE CAPITAL	(11.089.810)
Ahorro/ Desahorro en Cuenta Corriente	(11.790.040)
Incremento de la depreciación y amortización acumuladas	700.230
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	20.384.142
Recuperación de préstamos de corto plazo de la República y entes descentralizados sin fines empresariales	20.384.142
Al sector privado	20.384.142
B. GASTOS DE CAPITAL	**78.660.832**
INVERSIÓN REAL DIRECTA	15.060.832
Formación Bruta de Capital Fijo	14.840.832
Maquinaria, equipos y otros bienes muebles	8.690.832
Bienes preexistentes	150.000
Construcciones de bienes de dominio privado	6.000.000
Bienes intangibles	220.000

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
INVERSIÓN FINANCIERA	63.600.000
Concesión de préstamos a corto plazo	63.600.000
Al sector privado	63.600.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(69.366.500)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**70.375.115**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	70.375.115
Disminución de otros activos financieros	70.375.115
Disminución de disponibilidades	70.375.115
Disminución de bancos	70.375.115
B. APLICACIONES FINANCIERAS	**70.375.115**
DISMINUCIÓN DE PASIVOS	1.008.615
Disminución de cuentas y efectos por pagar	994.732
Disminución de cuentas y efectos por pagar a corto plazo	994.732
Disminución de sueldos, salarios y otras remuneraciones por pagar	140.000
Disminución de aportes patronales y retenciones laborales por pagar	54.732
Disminución cuentas por pagar a proveedores a corto plazo	800.000
Disminución de otros pasivos	13.883
Disminución de provisiones y reservas técnicas	13.883
Disminución de provisiones	13.883
Disminución de provisiones para despidos	13.883
DÉFICIT FINANCIERO	69.366.500

A0910

Instituto Autónomo Consejo Nacional
de Derechos de Niños, Niñas y Adolescentes
(IDENA)

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE DERECHOS DE NIÑOS, NIÑAS Y ADOLESCENTES (IDENA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Autónomo Consejo Nacional de Niños, Niñas y Adolescentes (IDENA), tiene entre sus competencias velar, ejecutar y garantizar por el cumplimiento de los derechos difusos y colectivos de los niños, niñas y adolescentes, así como, la definición de políticas y acciones públicas nacionales dirigidas a su protección y atención integral, En tal sentido el IDENA, estima para el ejercicio económico financiero 2010:

- Atender 3.456 casos de amenaza o violación de derechos niños, niñas y adolescentes atendidos de manera integral y oportuna y con derechos y garantías restituidos.
- Fortalecer el sistema de protección en materia de infancia y adolescencia a través del intercambio de experiencias con otros países a través de 3 eventos internacionales.
- Protección integral orientada a 306 casos de niños, niñas y adolescentes susceptibles a adopción nacional e internacional.
- Diseño e Implementación del Sistema Único Nacional de Información Estadística de Infancia y Adolescencia para la ejecución, seguimiento, evaluación y control de políticas, planes, programas y proyectos de protección y atención integral de niños, niñas y adolescentes.
- Brindar prevención, atención y protección integral a 26.000 niños, niñas y adolescentes, que se encuentran en situación de vulnerabilidad o riesgo social, e incorporar la participación de las familias y comunidades en las políticas de inclusión a fin de garantizarles el ejercicio de sus derechos.
- Formación de 30.000 niños, niñas y adolescentes e integrantes de la familia, escuela y comunidad en materia de derechos y deberes.
- Transferir recursos para la puesta en marcha y fortalecimiento de espacios para las casas comunales de abrigo, centros comunales de protección integral y unidades de protección integral.
- Puesta en marcha y fortalecimiento de 33 espacios destinados para la prevención, participación, atención y protección integral de niños, niñas y adolescentes.
- Promoción, difusión y sensibilización sobre la importancia de los derechos y deberes de los niños, niñas y adolescentes, a través de 20 eventos nacionales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**298.676.945**
TRANSFERENCIAS Y DONACIONES CORRIENTES	297.289.234
Del sector público	297.289.234
Transferencias corrientes internas recibidas del sector público	297.289.234
De la República	212.012.143
De los entes descentralizados con fines empresariales petroleros	85.277.091
OTROS INGRESOS	1.387.711
Otros ingresos ajenos a la operación	1.387.711
FUENTES DE FINANCIAMIENTO	**135.841.300**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**135.841.300**
Disminución de otros activos financieros	135.841.300
Disminución de disponibilidades	135.841.300
Disminución de Bancos	135.841.300
TOTAL RECURSOS	**434.518.245**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**399.389.348**
GASTOS DE CONSUMO	340.191.196
Remuneraciones	284.806.251
Sueldos, salarios y otras retribuciones	67.741.746
Beneficios y complementos de sueldos y salarios	109.455.496
Aportes patronales	4.042.632
Prestaciones sociales y otras indemnizaciones	24.085.731
Asistencia socioeconómica	79.480.646
Compra de Bienes y servicios	55.384.945
Bienes de consumo	14.605.082
Servicios no personales	40.779.863
TRANSFERENCIAS Y DONACIONES CORRIENTES	57.810.441
Al sector privado	29.885.041
Transferencias corrientes al sector privado	879.748
Directas a personas	879.748
Jubilaciones y otros beneficios asociados	879.748
Donaciones corrientes al sector privado	29.005.293
Donaciones a personas	29.005.293
Al sector público	27.925.400
Transferencias corrientes al sector público	27.925.400
A los entes descentralizados sin fines empresariales para sus gastos	27.925.400
OTROS GASTOS CORRIENTES	1.387.711
Otros Gastos Corrientes	1.387.711

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**35.128.897**
INVERSION REAL DIRECTA	**35.128.897**
Formación Bruta de Capital Fijo	34.528.897
Edificios e instalaciones	5.130.000
Maquinaria, equipos y otros bienes muebles	25.376.157
Construcciones de bienes de dominio privado	4.022.740
Bienes intangibles	600.000
TOTAL GASTOS	**434.518.245**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106829	Protección y Atención Integral de Niños, Niñas y Adolescentes.	Niña, Niño, Adolescente y Joven	1.881	1.881	3.762	24.516.173				24.516.173
106922	Prevención, Atención y Protección Integral de Niños, Niñas y Adolescentes, Familias y Comunidades	Persona Beneficiada			26.450	111.325.127	50.424.554		85.277.091	247.026.772
	TOTAL					135.841.300	50.424.554		85.277.091	271.542.945

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		92.476.714			92.476.714
02	Gestión Administrativa		68.231.127		1.387.711	69.618.838
03	Previsión y Protección Social		879.748			879.748
	TOTAL		161.587.589		1.387.711	162.975.300

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**119**	**94**	**185**	**398**	**9.030.325**		**9.030.325**
Directivo	16	11	35	62	1.433.643		1.433.643
Profesional y Técnico	79	53	132	264	6.409.855		6.409.855
Personal Administrativo	18	14		32	562.450		562.450
Obrero	6	16	18	40	624.377		624.377
Personal Contratado	**545**	**437**	**20**	**1.002**	**41.711.421**		**41.711.421**
Directivo	13	13		26	1.958.104		1.958.104
Profesional y Técnico	215	163	20	398	21.901.077		21.901.077
Personal Administrativo	317	261		578	17.852.240		17.852.240
TOTAL	**664**	**531**	**205**	**1.400**	**50.741.746**		**50.741.746**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO (En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**3**	**1**	**4**	**879.748**
Empleados	3	1	4	879.748
TOTAL	**3**	**1**	**4**	**879.748**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	284.806.251
4.02	Materiales, suministros y mercancías	14.605.082
4.03	Servicios no personales	40.779.863
4.04	Activos reales	35.128.897
4.07	Transferencias y donaciones	57.810.441
4.08	Otros gastos	1.387.711
	TOTAL	**434.518.245**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**298.676.945**
TRANSFERENCIAS Y DONACIONES CORRIENTES	297.289.234
Del sector público	297.289.234
Transferencias corrientes internas recibidas del sector público	297.289.234
De la República	212.012.143
Recursos Ordinarios	158.012.143
Gestión Fiscal	54.000.000
De los entes descentralizados con fines empresariales petroleros	85.277.091
OTROS INGRESOS	1.387.711
Otros ingresos ajenos a la operación	1.387.711
B. GASTOS CORRIENTES	**399.389.348**
GASTOS DE CONSUMO	340.191.196
Remuneraciones	284.806.251
Sueldos, salarios y otras retribuciones	67.741.746
Beneficios y complementos de sueldos y salarios	109.455.496
Aportes patronales	4.042.632
Prestaciones sociales y otras indemnizaciones	24.085.731
Asistencia socioeconómica	79.480.646
Compra de Bienes y servicios	55.384.945
Bienes de consumo	14.605.082
Servicios no personales	40.779.863
TRANSFERENCIAS Y DONACIONES CORRIENTES	57.810.441
Al sector privado	29.885.041
Transferencias corrientes al sector privado	879.748
Directas a personas	879.748
Jubilaciones y otros beneficios asociados	879.748
Donaciones corrientes al sector privado	29.005.293
Donaciones a personas	29.005.293
Al sector público	27.925.400
Transferencias corrientes al sector público	27.925.400
A los entes descentralizados sin fines empresariales para sus gastos	27.925.400
OTROS GASTOS CORRIENTES	1.387.711
Otras Gastos Corrientes	1.387.711
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**(100.712.403)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(100.712.403)**
RECURSOS PROPIOS DE CAPITAL	(100.712.403)
Ahorro/ Desahorro en Cuenta Corriente	(100.712.403)

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**35.128.897**
INVERSIÓN REAL DIRECTA	35.128.897
Formación Bruta de Capital Fijo	34.528.897
Edificios e instalaciones	5.130.000
Maquinaria, equipos y otros bienes muebles	25.376.157
Construcciones de bienes de dominio privado	4.022.740
Bienes intangibles	600.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**(135.841.300)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**135.841.300**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	135.841.300
Disminución de otros activos financieros	135.841.300
Disminución de disponibilidades	135.841.300
Disminución de Bancos	135.841.300
B. APLICACIONES FINANCIERAS	**135.841.300**
DÉFICIT FINANCIERO	135.841.300

A0931

Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNA)

SERVICIO AUTÓNOMO FONDO NACIONAL DE PROTECCIÓN DE NIÑOS, NIÑAS Y ADOLESCENTES (FNPNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Los Fondos de Protección, se definen como el conjunto de recursos vinculados a la ejecución de proyectos, acciones o servicios de protección y atención integral a niños, niñas y adolescentes. En este sentido, sus actividades para el 2010 están dirigidas a continuar con el financiamiento y cofinanciamiento de planes, programas y proyectos orientados a la atención integral de niños, niñas y adolescentes, a la cobertura de los costos, recursos de materiales y suministros, para el funcionamiento de las Casas de Abrigo, Entidades de Atención, y Centros Comunales de Protección Integral para niños, niñas, adolescentes y familias, en áreas definidas prioritarias por el Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA); tales como sustancias psicoactiva, violencia familiar, maltrato infantil, educación, desnutrición, embarazo en adolescentes, abandono de los padres, incumplimiento de los padres a la pensión alimentaria, registro civil e identificación.

En el Presupuesto no se reflejan gastos operativos o administrativos porque éstos son financiados a través del Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA).

Además, prevé la suscripción de convenios de financiamiento y cofinanciamiento con los Fondos Municipales de Protección, Redes Comunitarias, Consejos Comunales, Organizaciones Sociales, Entidades de Atención y Defensorías de Niños, Niñas y Adolescentes.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**28.735.294**
INGRESOS DE LA PROPIEDAD	809.894
Intereses	809.894
Intereses internos	809.894
Intereses por depósitos	809.894
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.925.400
Del sector público	27.925.400
Transferencias corrientes internas recibidas del sector público	27.925.400
De los entes descentralizados sin fines empresariales	27.925.400
INGRESOS DE CAPITAL	**1.369.488**
RECURSOS PROPIOS DE CAPITAL	**1.369.488**
Incremento de la depreciación y amortización acumuladas	1.369.488
FUENTES DE FINANCIAMIENTO	**526.361**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**526.361**
Disminución de otros activos financieros	526.361
Disminución de disponibilidades	526.361
Disminución de inversiones temporales	526.361
TOTAL RECURSOS	**30.631.143**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**16.542.753**
GASTOS DE CONSUMO	2.569.949
Compra de Bienes y servicios	1.200.461
Servicios no personales	1.200.461
Depreciación y amortización	1.369.488
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.972.804
Al sector público	13.972.804
Donaciones corrientes al sector público	1.950.000
Al Poder Municipal	1.950.000
Transferencias Corrientes a Consejos Comunales	12.022.804
GASTOS DE CAPITAL	**11.952.216**
INVERSION REAL DIRECTA	**11.952.216**
Formación Bruta de Capital Fijo	11.952.216
Edificios e instalaciones	2.950.000
Construcciones de bienes de dominio público	9.002.216
APLICACIONES FINANCIERAS	**2.136.174**
DISMINUCIÓN DE PASIVOS	**2.136.174**
Disminución de obligaciones de ejercicios anteriores	2.136.174
TOTAL GASTOS	**30.631.143**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107235	Financiamiento y Cofinanciamiento de Programas y Proyectos Orientados a la Protección y Atención Integral de Niños, Niñas y Adolescentes en el Marco de la Suprema Felicidad Social	Convenio			73	526.361	27.925.400		2.179.382	30.631.143
TOTAL						**526.361**	**27.925.400**		**2.179.382**	**30.631.143**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.03	Servicios no personales	1.200.461
4.04	Activos reales	11.952.216
4.07	Transferencias y donaciones	13.972.804
4.08	Otros gastos	1.369.488
4.11	Disminución de pasivos	2.136.174
	TOTAL	**30.631.143**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**28.735.294**
TRANSFERENCIAS Y DONACIONES CORRIENTES	27.925.400
Del sector público	27.925.400
Transferencias corrientes internas recibidas del sector público	27.925.400
De los entes descentralizados sin fines empresariales	27.925.400
INGRESOS DE LA PROPIEDAD	809.894
Intereses	809.894
Intereses internos	809.894
Intereses por depósitos	809.894
B. GASTOS CORRIENTES	**16.542.753**
GASTOS DE CONSUMO	2.569.949
Compra de Bienes y servicios	1.200.461
Servicios no personales	1.200.461
Depreciación y amortización	1.369.488
TRANSFERENCIAS Y DONACIONES CORRIENTES	13.972.804
Al sector público	13.972.804
Donaciones corrientes al sector público	1.950.000
Al Poder Municipal	1.950.000
Transferencias Corrientes a Consejos Comunales	12.022.804
C. RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**12.192.541**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**13.562.029**
RECURSOS PROPIOS DE CAPITAL	13.562.029
Ahorro/ Desahorro en Cuenta Corriente	12.192.541
Incremento de la depreciación y amortización acumuladas	1.369.488
B. GASTOS DE CAPITAL	**11.952.216**
INVERSIÓN REAL DIRECTA	11.952.216
Formación Bruta de Capital Fijo	11.952.216
Edificios e instalaciones	2.950.000
Construcciones de bienes de dominio público	9.002.216
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**1.609.813**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**2.136.174**
DISMINUCIÓN DE LA INVERSIÖN FINANCIERA	526.361
Disminución de otros activos financieros	526.361
Disminución de disponibilidades	526.361
Disminución de inversiones temporales	526.361
SUPERÁVIT FINANCIERO	1.609.813
B. APLICACIONES FINANCIERAS	**2.136.174**
DISMINUCIÓN DE PASIVOS	2.136.174
Disminución de otros pasivos	2.136.174
Disminución de obligaciones de ejercicios anteriores	2.136.174

A0950

Instituto Nacional de Servicios Sociales
(INASS)

INSTITUTO NACIONAL DE SERVICIOS SOCIALES (INASS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de Servicios Sociales (INASS), como ente garante de los derechos sociales de los adultos y adultas mayores y otras categorías de personas, se fundamenta en las directrices estratégicas emanadas del Ejecutivo Nacional de acuerdo a lo expresado en la Constitución de la República Bolivariana de Venezuela, el Plan de Desarrollo Económico y Social de la Nación 2007 – 2013; la Ley Orgánica de la Administración Financiera del Sector Público y la Ley de Servicios Sociales. Para el ejercicio económico financiero 2010, tiene como objetivo estratégico la protección integral a los adultos y adultas mayores y otras categorías de personas, garantizando la atención en insumos médicos, nutricional, y actividades de recreación, cultural, jurídica, deportiva, educativa, de salud.

Es importante destacar que las actividades del Instituto Nacional de Servicios Sociales (INASS) están enmarcadas en la ética socialista, dirigida a la integración de los adultos y adultas mayores y otras categorías de personas hacia el logro de la Suprema Felicidad Social, con la finalidad de insertar a este grupo de personas con sus familiares a los distintos proyectos, en concordancia con las Comunas Socialistas; a través de la sensibilización del núcleo familiar como célula fundamental de la sociedad, partiendo del hecho de que el cariño y la atención de la familia hacia este grupo etáreo, es esencial para su bienestar físico, psicológico, espiritual y emocional.

En este orden, para el ejercicio económico financiero 2010 tiene previsto desarrollar el "Plan Nacional de Atención al Adulto y Adulta Mayor de los Pueblos y Comunidades Indígenas", así como dar continuidad a la atención comunitaria que va dirigida principalmente a la población ya señalada, que no está en capacidad de asistir al centro de atención ambulatoria del INASS más cercano, así como a las asignaciones económicas, y todas las actividades del área social y salud que desarrolla el Instituto Nacional de Servicios Sociales.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**545.419.608**
TRANSFERENCIAS Y DONACIONES CORRIENTES	545.419.608
Del sector público	545.419.608
Transferencias corrientes internas recibidas del sector público	545.419.608
De la República	539.640.947
Del Poder Estadal	5.778.661
INGRESOS DE CAPITAL	**133.529**
RECURSOS PROPIOS DE CAPITAL	**133.529**
Incremento de la depreciación y amortización acumuladas	133.529
FUENTES DE FINANCIAMIENTO	**4.826.338**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**4.826.338**
Disminución de otros activos financieros	4.826.338
Disminución de disponibilidades	4.826.338
Disminución de caja	4.826.338
TOTAL RECURSOS	**550.379.475**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**539.947.268**
GASTOS DE CONSUMO	303.468.941
Remuneraciones	242.389.853
Sueldos, salarios y otras retribuciones	54.450.422
Beneficios y complementos de sueldos y salarios	117.463.292
Aportes patronales	14.179.936
Prestaciones sociales y otras indemnizaciones	18.638.641
Asistencia socioeconómica	36.979.859
Otros gastos de personal	677.703
Compra de Bienes y servicios	60.945.559
Bienes de consumo	25.297.547
Servicios no personales	35.648.012
Depreciación y amortización	133.529
TRANSFERENCIAS Y DONACIONES CORRIENTES	236.478.327
Al sector privado	236.478.327
Transferencias corrientes al sector privado	223.107.827
Directas a personas	223.107.827
Pensiones y otros beneficios asociados	14.587.090
Jubilaciones y otros beneficios asociados	25.742.617
Otras transferencias directas a personas	182.778.120
Donaciones corrientes al sector privado	13.370.500
Donaciones a personas	4.970.500
Donaciones a instituciones sin fines de lucro	8.400.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**5.605.869**
INVERSIÓN REAL DIRECTA	**5.605.869**
Formación Bruta de Capital Fijo	5.605.869
Maquinaria, equipos y otros bienes muebles	3.894.869
Bienes preexistentes	60.000
Construcciones de bienes de dominio privado	1.651.000
APLICACIONES FINANCIERAS	**4.826.338**
DISMINUCIÓN DE PASIVOS	**4.826.338**
Disminución de cuentas y efectos por pagar	4.826.338
Disminución de cuentas y efectos por pagar a corto plazo	4.826.338
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.826.338
TOTAL GASTOS	**550.379.475**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
106471	Fortalecimiento de la Atención Integral al Adulto y Adulta Mayor y Otras Categorías de Personas como Compromiso Social y Humanista con la Nación.	Adulto y Adulta Mayor Atendido	190.519	111.384	301.903		412.000.000		5.778.661	417.778.661
	TOTAL						**412.000.000**		**5.778.661**	**417.778.661**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		54.115.902			54.115.902
02	Gestión Administrativa	4.959.867	32.224.838			37.184.705
03	Previsión y Protección Social		41.300.207			41.300.207
	TOTAL	**4.959.867**	**127.640.947**			**132.600.814**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**1.527**	**804**	**250**	**2.581**	**32.954.209**	**12.755.806**	**45.710.015**
Directivo	9	5	1	15	269.344		269.344
Profesional y Técnico	291	125	71	487	7.884.625	2.149.319	10.033.944
Personal Administrativo	241	103	124	468	5.441.358	1.632.407	7.073.765
Personal Médico	37	16		53	1.236.986		1.236.986
Obrero	949	555	54	1.558	18.121.896	8.974.080	27.095.976
Personal Fijo a Tiempo Parcial	**37**	**17**	**50**	**104**	**1.307.431**	**10.678**	**1.318.109**
Profesional y Técnico	1	1		2	35.592	10.678	46.270
Personal Médico	36	16	50	102	1.271.839		1.271.839
Personal Contratado	**629**	**410**		**1.039**	**14.773.842**		**14.773.842**
Profesional y Técnico	426	183		609	9.762.000		9.762.000
Obrero	203	227		430	5.011.842		5.011.842
TOTAL	2.193	1.231	300	3.724	49.035.482	12.766.484	61.801.966

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Pensionados	**259**	**269**	**528**	**14.587.090**
Obreros	190	239	429	9.837.829
Empleados	69	30	99	4.749.261
Jubilados	**461**	**335**	**796**	**25.712.617**
Obreros	312	219	531	12.146.891
Empleados	149	116	265	13.565.726
TOTAL	**720**	**604**	**1.324**	**40.299.707**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	242.389.853
4.02	Materiales, suministros y mercancías	25.297.547
4.03	Servicios no personales	35.648.012
4.04	Activos reales	5.605.869
4.07	Transferencias y donaciones	236.478.327
4.08	Otros gastos	133.529
4.11	Disminución de pasivos	4.826.338
	TOTAL	**550.379.475**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**545.419.608**
TRANSFERENCIAS Y DONACIONES CORRIENTES	545.419.608
Del sector público	545.419.608
Transferencias corrientes internas recibidas del sector público	545.419.608
De la República	539.640.947
Recursos Ordinarios	250.000.000
Gestión Fiscal	289.640.947
Del Poder Estadal	5.778.661
B. GASTOS CORRIENTES	**539.947.268**
GASTOS DE CONSUMO	303.468.941
Remuneraciones	242.389.853
Sueldos, salarios y otras retribuciones	54.450.422
Beneficios y complementos de sueldos y salarios	117.463.292
Aportes patronales	14.179.936
Prestaciones sociales y otras indemnizaciones	18.638.641
Asistencia socioeconómica	36.979.859
Otros gastos de personal	677.703
Compra de Bienes y servicios	60.945.559
Bienes de consumo	25.297.547
Servicios no personales	35.648.012
Depreciación y amortización	133.529
TRANSFERENCIAS Y DONACIONES CORRIENTES	236.478.327
Al sector privado	236.478.327
Transferencias corrientes al sector privado	223.107.827
Directas a personas	223.107.827
Pensiones y otros beneficios asociados	14.587.090
Jubilaciones y otros beneficios asociados	25.742.617
Otras transferencias directas a personas	182.778.120
Donaciones corrientes al sector privado	13.370.500
Donaciones a personas	4.970.500
Donaciones a instituciones sin fines de lucro	8.400.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**5.472.340**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**5.605.869**
RECURSOS PROPIOS DE CAPITAL	5.605.869
Ahorro/Desahorro en Cuenta Corriente	5.472.340
Incremento de la depreciación y amortización acumuladas	133.529
B. GASTOS DE CAPITAL	**5.605.869**
INVERSIÓN REAL DIRECTA	5.605.869
Formación Bruta de Capital Fijo	5.605.869
Maquinaria, equipos y otros bienes muebles	3.894.869
Bienes preexistentes	60.000
Construcciones de bienes de dominio privado	1.651.000
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.826.338**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	4.826.338
Disminución de otros activos financieros	4.826.338
Disminución de disponibilidades	4.826.338
Disminución de caja	4.826.338
B. APLICACIONES FINANCIERAS	**4.826.338**
DISMINUCIÓN DE PASIVOS	4.826.338
Disminución de cuentas y efectos por pagar	4.826.338
Disminución de cuentas y efectos por pagar a corto plazo	4.826.338
Disminución de sueldos, salarios y otras remuneraciones por pagar	4.826.338

A0953

Servicio Autónomo

Fondo Nacional de los Consejos Comunales

(SAFONACC)

SERVICIO AUTÓNOMO FONDO NACIONAL DE LOS CONSEJOS COMUNALES (SAFONACC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Ejecutivo Nacional consciente de la importancia que tiene el pueblo en la solución de los problemas, ha venido implementando estrategias que impulsen el Poder Popular, entre ellas: estimular la creación de los Consejos Comunales, que serán los encargados (tomando como base las decisiones emanadas de las Asambleas de Ciudadanos y Ciudadanas) de motorizar la materialización de todas aquellas iniciativas y solicitudes expresadas por la comunidad, que estén orientadas al mejoramiento de las condiciones y al nivel de vida de sus miembros, involucrando así al colectivo, en la toma de decisiones de todos aquellos proyectos que los involucren y afecten de manera directa.

El SAFONACC, surge como un instrumento que tributa a favor del proceso de empoderamiento del pueblo bolivariano organizado, mediante la transferencia de recursos, la recepción, tramitación de las solicitudes y el seguimiento a los Consejos Comunales, que han sido beneficiados financieramente para que ejecuten proyectos que mejoren la calidad de vida de las comunidades. Proyectando, convertirse a futuro, en una institución vanguardia, en cuanto a los sistemas de atención y respuesta al pueblo bolivariano, que evidencie la nueva ética socialista del servidor público.

El Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC), para el año 2010, contará con un presupuesto de ingresos y gastos que asciende a Bs. 1.337.573.023, que será financiado con transferencias del Ejecutivo Nacional por un monto de Bs. 1.336.847.052, de las cuales corresponden Bs. 1.311.847.052 del aporte legal por Asignaciones Especiales (LAEE) y Bs. 25.000.000 para cubrir sus gastos de funcionamiento e ingresos de capital por Bs. 725.971, en virtud de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**1.336.847.052**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.336.847.052
Del sector público	1.336.847.052
Transferencias corrientes internas recibidas del sector público	1.336.847.052
De la República	1.336.847.052
INGRESOS DE CAPITAL	**725.971**
RECURSOS PROPIOS DE CAPITAL	**725.971**
Incremento de la depreciación y amortización acumuladas	725.971
TOTAL RECURSOS	**1.337.573.023**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.334.638.343**
GASTOS DE CONSUMO	22.190.730
Remuneraciones	14.210.048
Sueldos, salarios y otras retribuciones	4.627.736
Beneficios y complementos de sueldos y salarios	2.715.608
Aportes patronales	1.107.892
Prestaciones sociales y otras indemnizaciones	275.925
Asistencia socioeconómica	5.482.887
Compra de Bienes y servicios	6.378.878
Bienes de consumo	3.540.235
Servicios no personales	2.838.643
Impuestos indirectos	875.833
Depreciación y amortización	725.971
GASTOS DE LA PROPIEDAD	561
Derechos sobre bienes intangibles	561
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.311.847.052
Al sector privado	26.236.941
Transferencias corrientes al sector privado	26.236.941
Otras transferencias corrientes internas al sector privado	26.236.941
Al sector público	1.285.610.111
Transferencias corrientes al sector público	59.033.117
A los entes descentralizados sin fines empresariales para sus gastos	59.033.117
Transferencias Corrientes a Consejos Comunales	1.226.576.994

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	600.000
Indemnizaciones y sanciones pecuniarias	600.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	600.000
GASTOS DE CAPITAL	**1.734.680**
INVERSIÓN REAL DIRECTA	**1.734.680**
Formación Bruta de Capital Fijo	1.621.638
Maquinaria, equipos y otros bienes muebles	1.621.638
Bienes intangibles	113.042
APLICACIONES FINANCIERAS	**1.200.000**
DISMINUCIÓN DE PASIVOS	**1.200.000**
Disminución de cuentas y efectos por pagar	1.200.000
Disminución de cuentas y efectos por pagar a corto plazo	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000
TOTAL GASTOS	**1.337.573.023**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad F	Cantidad M	Cantidad Total	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
106597	Financiamiento a través de la Transferencia de Recursos a los Proyectos Comunitarios, Sociales, Productivos y Especiales, Correspondiente a los Consejos Comunales.	Transferencia			22.000		1.311.847.052			1.311.847.052
	TOTAL						**1.311.847.052**			**1.311.847.052**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		14.344.568			14.344.568
02	Gestión Administrativa	725.971	10.655.432			11.381.403
	TOTAL	**725.971**	**25.000.000**			**25.725.971**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**14**	**8**	**35**	**900.211**		**900.211**
Directivo	4	6	4	14	329.458		329.458
Profesional y Técnico	5	5	2	12	396.429		396.429
Personal Administrativo	3	2	1	6	125.651		125.651
Obrero	1	1	1	3	48.673		48.673
Personal Contratado	**38**	**33**	**9**	**80**	**2.111.834**		**2.111.834**
Profesional y Técnico	16	17	4	37	1.117.900		1.117.900
Personal Administrativo	20	13	5	38	896.590		896.590
Obrero	2	3		5	97.344		97.344
TOTAL	**51**	**47**	**17**	**115**	**3.012.045**		**3.012.045**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	14.210.048
4.02	Materiales, suministros y mercancías	3.540.235
4.03	Servicios no personales	3.715.037
4.04	Activos reales	1.734.680
4.07	Transferencias y donaciones	1.311.847.052
4.08	Otros gastos	1.325.971
4.11	Disminución de pasivos	1.200.000
	TOTAL	**1.337.573.023**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**1.336.847.052**
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.336.847.052
Del sector público	1.336.847.052
Transferencias corrientes internas recibidas del sector público	1.336.847.052
De la República	1.336.847.052
Ministerio del Poder Popular para las Comunas y Protección Social	1.336.847.052
Recursos Ordinarios	1.326.847.052
Gestión Fiscal	10.000.000
B. GASTOS CORRIENTES	**1.334.638.343**
GASTOS DE CONSUMO	22.190.730
Remuneraciones	14.210.048
Sueldos, salarios y otras retribuciones	4.627.736
Beneficios y complementos de sueldos y salarios	2.715.608
Aportes patronales	1.107.892
Prestaciones sociales y otras indemnizaciones	275.925
Asistencia socioeconómica	5.482.887
Compra de Bienes y servicios	6.378.878
Bienes de consumo	3.540.235
Servicios no personales	2.838.643
Impuestos indirectos	875.833
Depreciación y amortización	725.971
GASTOS DE LA PROPIEDAD	561
Derechos sobre bienes intangibles	561
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.311.847.052
Al sector privado	26.236.941
Transferencias corrientes al sector privado	26.236.941
Otras transferencias corrientes internas al sector privado	26.236.941
Al sector público	1.285.610.111
Transferencias corrientes al sector público	59.033.117
A los entes descentralizados sin fines empresariales para sus gastos	59.033.117
Transferencias Corrientes a Consejos Comunales	1.226.576.994
OTROS GASTOS CORRIENTES	600.000
Indemnizaciones y sanciones pecuniarias	600.000
Sanciones pecuniarias ocasionadas por entes descentralizados sin fines empresariales	600.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**2.208.709**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**2.934.680**
RECURSOS PROPIOS DE CAPITAL	2.934.680
Ahorro/ Desahorro en Cuenta Corriente	2.208.709
Incremento de la depreciación y amortización acumuladas	725.971

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. GASTOS DE CAPITAL	**1.734.680**
INVERSIÓN REAL DIRECTA	1.734.680
Formación Bruta de Capital Fijo	1.621.638
Maquinaria, equipos y otros bienes muebles	1.621.638
Bienes intangibles	113.042
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**1.200.000**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**1.200.000**
SUPERÁVIT FINANCIERO	1.200.000
B. APLICACIONES FINANCIERAS	**1.200.000**
DISMINUCIÓN DE PASIVOS	1.200.000
Disminución de cuentas y efectos por pagar	1.200.000
Disminución de cuentas y efectos por pagar a corto plazo	1.200.000
Disminución cuentas por pagar a proveedores a corto plazo	1.200.000

A0954

Fondo para el Desarrollo Endógeno

FONDO PARA EL DESARROLLO ENDÓGENO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Fondo para el Desarrollo Endógeno tiene como propósito contribuir con la consolidación del carácter endógeno del modelo de desarrollo nacional, a través del aporte de recursos técnicos, financieros y el acompañamiento para la puesta en marcha de proyectos vinculados con las distintas formas de organización socio-productiva, de acuerdo con los lineamientos emanados del Proyecto Nacional Simón Bolívar. Primer Plan Socialista 2007-2013, orientando así sus objetivos institucionales hacia el financiamiento de los planes y proyectos destinados a impulsar y consolidar el nuevo modelo económico y social del país, sobre la base de los principios de la economía popular y solidaria, vinculados con el beneficio colectivo y el aprovechamiento integral de las potencialidades de cada entidad federal.

En tal sentido, las competencias del Fondo para el Desarrollo Endógeno se destinan al cumplimiento de las siguientes actividades:

- Ejecutar e impulsar los planes y proyectos destinados al desarrollo endógeno, de acuerdo con las orientaciones y lineamientos del Despacho con competencia en materia de economía popular (Ministerio del Poder Popular para las Comunas y Protección Social).

- Financiar los planes y proyectos destinados al desarrollo endógeno, así como otorgar recursos destinados al financiamiento y consolidación de planes y proyectos de desarrollo endógeno, de conformidad con la Ley de Creación del Fondo para el Desarrollo Endógeno.

- Definir y ejecutar los planes de asistencia dirigidos a las organizaciones de la comunidad y de la economía solidaria, relacionados con los planes y proyectos para el desarrollo endógeno que financie el Fondo.

- Definir los programas de asistencia técnica que sean realizados de manera oportuna, dirigidos a las organizaciones y grupos involucrados en la ejecución de los planes y proyectos financiados por el Fondo.

- Llevar el control de los planes y proyectos financiados por el Ente, y garantizar el cumplimiento de los objetivos para los cuales se hayan otorgado los recursos de acuerdo con la ley.

- Velar por el cumplimiento de la Ley de Creación del Fondo, así como del reglamento y las normas que al efecto se dicten.

El Fondo para el ejercicio fiscal 2010 refleja un presupuesto de ingresos y gastos por Bs. 54.707.620, conformado por Bs. 24.707.621 para acciones centralizadas y Bs. 30.000.000 para proyectos; el cual será financiado con transferencias corrientes del Ministerio del Poder Popular para las Comunas y Protección Social por Bs. 53.145.605 y recursos propios por Bs. 1.562.016, producto del incremento de la depreciación y amortización acumuladas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**53.145.605**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.145.605
Del sector público	53.145.605
Transferencias corrientes internas recibidas del sector público	53.145.605
De la República	53.145.605
INGRESOS DE CAPITAL	**1.562.016**
RECURSOS PROPIOS DE CAPITAL	**1.562.016**
Incremento de la depreciación y amortización acumuladas	1.562.016
TOTAL RECURSOS	**54.707.621**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**34.873.425**
GASTOS DE CONSUMO	31.043.645
Remuneraciones	18.886.914
Sueldos, salarios y otras retribuciones	7.026.474
Beneficios y complementos de sueldos y salarios	4.993.116
Aportes patronales	503.775
Prestaciones sociales y otras indemnizaciones	1.552.611
Asistencia socioeconómica	4.810.938

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
Compra de Bienes y servicios	10.594.715
Bienes de consumo	1.561.451
Servicios no personales	9.033.264
Depreciación y amortización	1.562.016
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.829.780
Al sector privado	3.829.780
Donaciones corrientes al sector privado	3.829.780
Donaciones a personas	3.829.780
GASTOS DE CAPITAL	**19.834.196**
INVERSIÓN REAL DIRECTA	**4.724.000**
Formación Bruta de Capital Fijo	4.724.000
Maquinaria, equipos y otros bienes muebles	324.000
Construcciones de bienes de dominio privado	4.400.000
INVERSIÓN FINANCIERA	**15.110.196**
Concesión de préstamos a largo plazo	15.110.196
Al sector privado	15.110.196
TOTAL GASTOS	**54.707.621**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
107088	Impulso al Desarrollo Endógeno	Financiamiento			136		30.000.000			30.000.000
	TOTAL						**30.000.000**			**30.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		17.486.922			17.486.922
02	Gestión Administrativa	1.562.016	5.658.683			7.220.699
	TOTAL	**1.562.016**	**23.145.605**			**24.707.621**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**6**	**6**	**1**	**13**	**809.098**		**809.098**
Directivo	6	6	1	13	809.098		809.098
Personal Contratado	**89**	**73**	**52**	**214**	**6.151.152**		**6.151.152**
Profesional y Técnico	76	45	52	173	5.084.534		5.084.534
Personal Administrativo	13	28		41	1.066.618		1.066.618
TOTAL	95	79	53	227	6.960.250		6.960.250

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	18.886.914
4.02	Materiales, suministros y mercancías	1.561.451
4.03	Servicios no personales	9.033.264
4.04	Activos reales	4.724.000
4.05	Activos financieros	15.110.196
4.07	Transferencias y donaciones	3.829.780
4.08	Otros gastos	1.562.016
	TOTAL	54.707.621

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**53.145.605**
TRANSFERENCIAS Y DONACIONES CORRIENTES	53.145.605
Del sector público	53.145.605
Transferencias corrientes internas recibidas del sector público	53.145.605
De la República	53.145.605
Ministerio del Poder Popular para las Comunas y Protección Social	53.145.605
Recursos Ordinarios	33.145.605
Gestión Fiscal	20.000.000
B. GASTOS CORRIENTES	**34.873.425**
GASTOS DE CONSUMO	31.043.645
Remuneraciones	18.886.914
Sueldos, salarios y otras retribuciones	7.026.474
Beneficios y complementos de sueldos y salarios	4.993.116
Aportes patronales	503.775
Prestaciones sociales y otras indemnizaciones	1.552.611
Asistencia socioeconómica	4.810.938
Compra de Bienes y servicios	10.594.715
Bienes de consumo	1.561.451
Servicios no personales	9.033.264
Depreciación y amortización	1.562.016
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.829.780
Al sector privado	3.829.780
Donaciones corrientes al sector privado	3.829.780
Donaciones a personas	3.829.780
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**18.272.180**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**19.834.196**
RECURSOS PROPIOS DE CAPITAL	19.834.196
Ahorro/ Desahorro en Cuenta Corriente	18.272.180
Incremento de la depreciación y amortización acumuladas	1.562.016
B. GASTOS DE CAPITAL	**19.834.196**
INVERSIÓN REAL DIRECTA	4.724.000
Formación Bruta de Capital Fijo	4.724.000
Maquinaria, equipos y otros bienes muebles	324.000
Construcciones de bienes de dominio privado	4.400.000
INVERSIÓN FINANCIERA	15.110.196
Concesión de préstamos a largo plazo	15.110.196
Al sector privado	15.110.196
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

58

Ministerio del Poder Popular para la Mujer y la Igualdad de Género

A0456
Fundación Misión Madres del Barrio
Josefa Joaquina Sánchez

FUNDACIÓN MISIÓN MADRES DEL BARRIO JOSEFA JOAQUINA SÁNCHEZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez", es un ente adscrito al Ministerio del Poder Popular para la Mujer e Igualdad de Género y para el 2010 por decisión del Ciudadano Comandante Presidente de la República Bolivariana de Venezuela Hugo Chávez Frías, recibirá el aporte a través del Fondo Único de las Misiones el cual centralizará los recursos otorgados a las Misiones en el Ministerio del Poder Popular del Despacho de la Presidencia,

La Fundación orienta su política hacia los sectores mas empobrecidos del país, para lo cual enfoca sus actividades en propiciar la inclusión de las amas de casa en condiciones de pobreza extrema, de manera organizada a través de los Comités de Madres del Barrio, para desarrollar una acción colectiva que les permita su participación soberana y protagónica en los procesos de transformación socialista en materia de salud y educación integral, formación técnica, política e ideológica, recreación, descanso y utilización del tiempo libre e incorporación a un trabajo liberador por medio de actividades socio productivas remuneradas.

En este sentido, la Fundación para el ejercicio económico financiero 2010 ejecutará el Proyecto "Protección e Inclusión de las Madres Amas de Casa y sus Familias en Condición de Pobreza Extrema", el cual contempla el pago de las asignaciones económicas a 100.000 madres del barrio en situación de pobreza extrema, a través del pago de una asignación económica temporal entre 60% y 80% del salario mínimo, que permita nivelar las condiciones de vida de las mujeres amas de casa y de su grupo familiar, su atención primaria, su capacitación, su organización; así como su inclusión socio-productiva en aras de lograr su empoderamiento y su autonomía económica. Adicionalmente, continuará con la inclusión de madres en actividades socio-productivas a través del otorgamiento de créditos para proyectos que beneficiarán a 12.500 madres, a los fines de ir sustituyendo la asignación de ayuda económica dada a las madres, para insertarlas en las actividades socio-productivos y de esta manera garantizarles una mejor calidad de vida.

Con el objetivo de lograr la inserción de la madres amas de casa en actividades socio-productivas y su incorporación en proyectos estratégicos de desarrollo nacional, la Fundación ha previsto impulsar la creación de Brigadas Feministas de Propiedad Socialista, para propiciar el nuevo modelo de la Revolución que exige la República Bolivariana de Venezuela, lo cual constituye el germen y el camino hacia el socialismo del siglo XXI.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**713.154.892**
TRANSFERENCIAS Y DONACIONES CORRIENTES	713.154.892
Del sector público	713.154.892
Donaciones corrientes internas recibidas del sector público	713.154.892
De la República	713.154.892
INGRESOS DE CAPITAL	**2.000.000**
RECURSOS PROPIOS DE CAPITAL	**2.000.000**
Incremento de la depreciación y amortización acumuladas	2.000.000
FUENTES DE FINANCIAMIENTO	**460.440.564**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**460.440.564**
Disminución de otros activos financieros	460.440.564
Disminución de disponibilidades	460.440.564
Disminución de Bancos	420.228.377
Disminución de cuentas por cobrar a mediano y largo plazo	40.212.187
Disminución de otras cuentas por cobrar a mediano y largo plazo	40.212.187
TOTAL RECURSOS	**1.175.595.456**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**1.131.924.456**
GASTOS DE CONSUMO	115.324.456
Remuneraciones	82.945.621
Sueldos, salarios y otras retribuciones	21.938.314
Beneficios y complementos de sueldos y salarios	33.976.566
Aportes patronales	4.871.438
Prestaciones sociales y otras indemnizaciones	8.086.581
Asistencia socioeconómica	14.072.722
Compra de Bienes y servicios	27.503.835
Bienes de consumo	10.895.230
Servicios no personales	16.608.605
Impuestos indirectos	2.875.000
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.016.600.000
Al sector privado	1.016.600.000
Transferencias corrientes al sector privado	125.000.000
Otras transferencias corrientes internas al sector privado	125.000.000
Donaciones corrientes al sector privado	891.600.000
Donaciones a personas	891.600.000
GASTOS DE CAPITAL	**6.300.000**
INVERSIÓN REAL DIRECTA	**6.300.000**
Formación Bruta de Capital Fijo	6.175.000
Edificios e instalaciones	2.514.400
Maquinaria, equipos y otros bienes muebles	3.660.600
Bienes intangibles	125.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**37.371.000**
DISMINUCIÓN DE PASIVOS	**37.371.000**
Disminución de cuentas y efectos por pagar	37.371.000
Disminución de cuentas y efectos por pagar a corto plazo	16.874.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	8.316.000
Disminución de aportes patronales y retenciones laborales por pagar	8.558.000
Disminución de otras cuentas y efectos por pagar	20.497.000
Disminución de otras cuentas por pagar a corto plazo	20.497.000
TOTAL GASTOS	**1.175.595.456**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
106942	Protección e Inclusión Integral de las Madres Amas de Casa y sus Familias en Condición de Pobreza Extrema.	Mujer Atendida	112.500		112.500	414.335.267	688.914.835			1.103.250.102
TOTAL						**414.335.267**	**688.914.835**			**1.103.250.102**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	198.935	13.574.431			13.773.366
02	Gestión Administrativa	47.906.362	10.665.626			58.571.988
TOTAL		**48.105.297**	**24.240.057**			**72.345.354**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**586**	**248**	**46**	**880**	**21.938.314**		**21.938.314**
Directivo	2	5	6	13	630.276		630.276
Profesional y Técnico	226	77	31	334	9.278.114		9.278.114
Personal Administrativo	347	162	9	518	11.754.818		11.754.818
Obrero	11	4		15	275.106		275.106
TOTAL	**586**	**248**	**46**	**880**	**21.938.314**		**21.938.314**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	82.945.621
4.02	Materiales, suministros y mercancías	10.895.230
4.03	Servicios no personales	19.483.605
4.04	Activos reales	6.300.000
4.07	Transferencias y donaciones	1.016.600.000
4.08	Otros gastos	2.000.000
4.11	Disminución de pasivos	37.371.000
	TOTAL	**1.175.595.456**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**713.154.892**
TRANSFERENCIAS Y DONACIONES CORRIENTES	713.154.892
Del sector público	713.154.892
Donaciones corrientes internas recibidas del sector público	713.154.892
De la República	713.154.892
Ministerio del Poder Popular del Despacho de la Presidencia	713.154.892
Recursos Ordinarios	713.154.892
B. GASTOS CORRIENTES	**1.131.924.456**
GASTOS DE CONSUMO	115.324.456
Remuneraciones	82.945.621
Sueldos, salarios y otras retribuciones	21.938.314
Beneficios y complementos de sueldos y salarios	33.976.566
Aportes patronales	4.871.438
Prestaciones sociales y otras indemnizaciones	8.086.581
Asistencia socioeconómica	14.072.722
Compra de Bienes y servicios	27.503.835
Bienes de consumo	10.895.230
Servicios no personales	16.608.605
Impuestos indirectos	2.875.000
Depreciación y amortización	2.000.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.016.600.000
Al sector privado	1.016.600.000
Transferencias corrientes al sector privado	125.000.000
Otras transferencias corrientes internas al sector privado	125.000.000
Donaciones corrientes al sector privado	891.600.000
Donaciones a personas	891.600.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(418.769.564)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(416.769.564)**
RECURSOS PROPIOS DE CAPITAL	(416.769.564)
Ahorro/ Desahorro en Cuenta Corriente	(418.769.564)
Incremento de la depreciación y amortización acumuladas	2.000.000
B. GASTOS DE CAPITAL	**6.300.000**
INVERSIÓN REAL DIRECTA	6.300.000
Formación Bruta de Capital Fijo	6.175.000
Edificios e instalaciones	2.514.400
Maquinaria, equipos y otros bienes muebles	3.660.600
Bienes intangibles	125.000
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(423.069.564)**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**460.440.564**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	460.440.564
Disminución de otros activos financieros	460.440.564
Disminución de disponibilidades	420.228.377
Disminución de Bancos	420.228.377
Disminución de cuentas por cobrar a mediano y largo plazo	40.212.187
Disminución de otras cuentas por cobrar a mediano y largo plazo	40.212.187

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
B. APLICACIONES FINANCIERAS	**460.440.564**
DISMINUCIÓN DE PASIVOS	37.371.000
Disminución de cuentas y efectos por pagar	37.371.000
Disminución de cuentas y efectos por pagar a corto plazo	16.874.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	8.316.000
Disminución de aportes patronales y retenciones laborales por pagar	8.558.000
Disminución de otras cuentas y efectos por pagar	20.497.000
Disminución de otras cuentas por pagar a corto plazo	20.497.000
DÉFICIT FINANCIERO	423.069.564

A0936

Instituto Nacional de la Mujer

(INAMUJER)

INSTITUTO NACIONAL DE LA MUJER (INAMUJER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Instituto Nacional de la Mujer para el Ejercicio Económico 2010 centrará sus funciones en la definición, ejecución y supervisión de políticas públicas hacia las mujeres, garantizando la igualdad de oportunidades y promoviendo la participación protagónica de la mujer en los ámbitos político, económico y social en la República Bolivariana de Venezuela.

El Presupuesto de Gastos se estructuró en función al Plan Operativo Anual Institucional, por lo tanto las metas y objetivos contenidos en el mismo responden a las políticas del ente.

Políticas de cobertura de servicios a prestar:
La cobertura de los servicios se realizará a nivel nacional, estadal y municipal y se llevarán a efecto, a través de la ejecución de cinco (5) proyectos a saber:

- Generación de Capacidades para la Transversalización de la Perspectiva de Género de los Cinco Poderes Públicos.
- Fomento y Fortalecimiento de la Participación Protagónica con Perspectiva de Género de las Mujeres.
- Garantizar los Derechos y Prevención de la Violencia Contra la Mujer
- Fortalecimiento Familiar y Comunitario para la Atención, Prevención y Responsabilidad en el Embarazo Temprano
- Defensoría Nacional de los Derechos de la Mujer

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**83.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	83.000.000
Del sector público	83.000.000
Transferencias corrientes internas recibidas del sector público	83.000.000
De la República	83.000.000
INGRESOS DE CAPITAL	**684.747**
RECURSOS PROPIOS DE CAPITAL	**684.747**
Incremento de la depreciación y amortización acumuladas	684.747
FUENTES DE FINANCIAMIENTO	**32.119.703**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	**32.119.703**
Disminución de otros activos financieros	32.119.703
Disminución de disponibilidades	32.119.703
Disminución de Bancos	32.119.703
TOTAL RECURSOS	**115.804.450**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**105.728.876**
GASTOS DE CONSUMO	97.557.879
Remuneraciones	49.262.979
Sueldos, salarios y otras retribuciones	7.521.455
Beneficios y complementos de sueldos y salarios	20.287.145
Aportes patronales	1.622.469
Prestaciones sociales y otras indemnizaciones	4.175.506
Asistencia socioeconómica	8.573.471
Otros gastos de personal	7.082.933
Compra de Bienes y servicios	37.930.777
Bienes de consumo	14.232.426
Servicios no personales	23.698.351
Impuestos indirectos	9.679.376
Depreciación y amortización	684.747
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.170.997
Al sector privado	8.170.997
Transferencias corrientes al sector privado	2.470.997
Directas a personas	170.997
Jubilaciones y otros beneficios asociados	170.997
Otras transferencias corrientes internas al sector privado	2.300.000
Donaciones corrientes al sector privado	5.700.000
Donaciones a personas	4.800.000
Donaciones a instituciones sin fines de lucro	900.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS DE CAPITAL	**8.225.880**
INVERSION REAL DIRECTA	**8.225.880**
Formación Bruta de Capital Fijo	8.225.880
Edificios e instalaciones	2.778.415
Maquinaria, equipos y otros bienes muebles	5.447.465
APLICACIONES FINANCIERAS	**1.849.694**
INVERSIÓN FINANCIERA	**799.694**
Incremento de otros activos financieros	799.694
Incremento de de fondos en avance, anticipos, fideicomiso y activos diferidos	799.694
Incremento de activos diferidos a mediano y largo plazo	799.694
DISMINUCIÓN DE PASIVOS	**1.050.000**
Disminución de cuentas y efectos por pagar	1.050.000
Disminución de cuentas y efectos por pagar a corto plazo	1.050.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	550.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
TOTAL GASTOS	**115.804.450**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
			F	M	Total					
107301	Generación de Capacidades para la Transversalización de la Perspectiva de Género de los Cinco Poderes Públicos.	Institución			24	8.867.583	22.915.870			31.783.453
107430	Fomento y Fortalecimiento de la Participación Protagónica con Perspectiva de Género de las Mujeres.	Persona Capacitada			29.277	2.588.721	6.689.845			9.278.566
107529	Garantizar los Derechos y Prevención de la Violencia Contra la Mujer.	Mujer Atendida	77.400	51.600	129.000	5.438.948	14.055.488			19.494.436
107622	Fortalecimiento Familiar y Comunitario para la Atención, Prevención y Responsabilidad en el Embarazo Temprano.	Mujer Formada	74.165	17.564	91.729	6.383.768	16.497.121			22.880.889
107678	Defensoría Nacional de los Derechos de la Mujer	Mujer Atendida	9.800		9.800	2.457.370	6.350.412			8.807.782
	TOTAL					25.736.390	66.508.736			92.245.126

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la Republica	Donaciones de la Republica	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.887.038	10.044.998			13.932.036
02	Gestión Administrativa	3.133.314	6.322.977			9.456.291
03	Previsión y Protección Social	47.708	123.289			170.997
	TOTAL	**7.068.060**	**16.491.264**			**23.559.324**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**36**	**19**	**31**	**86**	**1.334.467**	**415.478**	**1.749.945**
Directivo	3	3	9	15	275.329	59.656	334.985
Profesional y Técnico	11	4	17	32	572.184	171.316	743.500
Personal Administrativo	18	2	4	24	312.804	126.148	438.952
Obrero	4	10	1	15	174.150	58.358	232.508
Personal Contratado	**252**	**43**	**112**	**407**	**5.949.411**		**5.949.411**
Profesional y Técnico	116	17	59	192	3.349.869		3.349.869
Personal Administrativo	97	8	27	132	1.635.414		1.635.414
Obrero	39	18	26	83	964.128		964.128
TOTAL	**288**	**62**	**143**	**493**	**7.283.878**	**415.478**	**7.699.356**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Presupuesto 2010
	F	M	Total	
Jubilados	**2**	**1**	**3**	**170.997**
Obreros		1	1	26.012
Empleados	2		2	144.985
TOTAL	**2**	**1**	**3**	**170.997**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	49.262.979
4.02	Materiales, suministros y mercancías	14.232.426
4.03	Servicios no personales	33.377.727
4.04	Activos reales	8.225.880
4.05	Activos financieros	799.694
4.07	Transferencias y donaciones	8.170.997
4.08	Otros gastos	684.747
4.11	Disminución de pasivos	1.050.000
	TOTAL	**115.804.450**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**83.000.000**
TRANSFERENCIAS Y DONACIONES CORRIENTES	83.000.000
Del sector público	83.000.000
Transferencias corrientes internas recibidas del sector público	83.000.000
De la República	83.000.000
Recursos Ordinarios	83.000.000
B. GASTOS CORRIENTES	**105.728.876**
GASTOS DE CONSUMO	97.557.879
Remuneraciones	49.262.979
Sueldos, salarios y otras retribuciones	7.521.455
Beneficios y complementos de sueldos y salarios	20.287.145
Aportes patronales	1.622.469
Prestaciones sociales y otras indemnizaciones	4.175.506
Asistencia socioeconómica	8.573.471
Otros gastos de personal	7.082.933
Compra de Bienes y servicios	37.930.777
Bienes de consumo	14.232.426
Servicios no personales	23.698.351
Impuestos indirectos	9.679.376
Depreciación y amortización	684.747
TRANSFERENCIAS Y DONACIONES CORRIENTES	8.170.997
Al sector privado	8.170.997
Transferencias corrientes al sector privado	2.470.997
Directas a personas	170.997
Jubilaciones y otros beneficios asociados	170.997
Otras transferencias corrientes internas al sector privado	2.300.000
Donaciones corrientes al sector privado	5.700.000
Donaciones a personas	4.800.000
Donaciones a instituciones sin fines de lucro	900.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO/(DESAHORRO)	**(22.728.876)**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**(22.044.129)**
RECURSOS PROPIOS DE CAPITAL	(22.044.129)
Ahorro/ Desahorro en Cuenta Corriente	(22.728.876)
Incremento de la depreciación y amortización acumuladas	684.747
B. GASTOS DE CAPITAL	**8.225.880**
INVERSIÓN REAL DIRECTA	8.225.880
Formación Bruta de Capital Fijo	8.225.880
Edificios e instalaciones	2.778.415
Maquinaria, equipos y otros bienes muebles	5.447.465
C. RESULTADO FINANCIERO: SUPERÁVIT/(DÉFICIT)	**(30.270.009)**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**32.119.703**
DISMINUCIÓN DE LA INVERSIÓN FINANCIERA	32.119.703
Disminución de otros activos financieros	32.119.703
Disminución de disponibilidades	32.119.703
Disminución de Bancos	32.119.703
B. APLICACIONES FINANCIERAS	**32.119.703**
INVERSIÓN FINANCIERA	799.694
Incremento de otros activos financieros	799.694
Incremento de fondos en avance, anticipos, fideicomiso y activos diferidos	799.694
Incremento de activos diferidos a mediano y largo plazo	799.694
DISMINUCIÓN DE PASIVOS	1.050.000
Disminución de cuentas y efectos por pagar	1.050.000
Disminución de cuentas y efectos por pagar a corto plazo	1.050.000
Disminución de sueldos, salarios y otras remuneraciones por pagar	550.000
Disminución cuentas por pagar a proveedores a corto plazo	500.000
DÉFICIT FINANCIERO	30.270.009

REPÚBLICA BOLIVARIANA
DE VENEZUELA


INDEPENDENCIA
FEDERACIÓN
REPÚBLICA BOLIVARIANA DE VENEZUELA

PROYECTO DE LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2010

Título IV

DISTRITO CAPITAL

PRESUPUESTO DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DEL DISTRITO CAPITAL

TÍTULO IV

DEL DISTRITO CAPITAL

CAPÍTULO I

Presupuesto de Ingresos, Gastos y Operaciones de Financiamiento del Distrito Capital

SECCIÓN PRIMERA

Presupuesto de Ingresos y Fuentes de Financiamiento del Distrito Capital

Artículo 47. La estimación de los Ingresos y Fuentes de Financiamiento del Distrito Capital para el Ejercicio Fiscal 2010, asciende a la cantidad de **UN MIL SETECIENTOS NOVENTA Y CUATRO MILLONES SEISCIENTOS SEIS MIL NOVECIENTOS CUARENTA Y DOS BOLÍVARES (Bs. 1.794.606.942)**.

A. INGRESOS CORRIENTES ORDINARIOS	**1.611.471.604**
A.1. TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.421.434.556**
A.1.1 Del Sector Público	**1.421.434.556**
A.1.1.1 Transferencias Corrientes Internas Recibidas del Sector Público	**111.299.382**
A.1.1.1.1 De la República	111.299.382
A.1.1.2 Situado y Otras Asignaciones Legales a Estados y Municipios	**1.260.135.174**
A.1.1.2.1 Situado Estadal	1.260.135.174
A.1.1.3. Subsidio de Capitalidad	**50.000.000**
A.2 OTROS INGRESOS	**190.037.048**
A.2.1 Otros Ingresos Ordinarios	190.037.048
B. INGRESOS DE CAPITAL	**183.135.338**
B.1. TRANSFERENCIAS Y DONACIONES DE CAPITAL	**183.135.338**
B.1.1 Transferencias y Donaciones de Capital del Sector Público	**183.135.338**
B.1.1.1 Situado y Otras Asignaciones Legales a Estados y Municipios	**183.135.338**
B.1.1.1.1 Asignaciones Económicas Especiales LAEE-Estadal	60.324.404
B.1.1.1.2 Fondo de Compensación Intergubernamental para la Descentralización FIDES	122.810.934
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**1.794.606.942**

SECCIÓN SEGUNDA

Presupuesto de Gastos y Aplicaciones Financieras del Distrito Capital

Artículo 48. Acuérdense los créditos presupuestarios del Distrito Capital para el ejercicio fiscal 2010, por la cantidad de **MIL SETECIENTOS NOVENTA Y CUATRO MILLONES SEISCIENTOS SEIS MIL NOVECIENTOS CUARENTA Y DOS BOLÍVARES (Bs. 1.794.606.942),** asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
A. GASTOS CORRIENTES	**1.375.087.455**
A.1. GASTOS DE CONSUMO	404.628.841
A.2. TRANSFERENCIAS Y DONACIONES CORRIENTES	952.354.625
A.3. RECTIFICACIÓNES AL PRESUPUESTO	18.103.989
B. GASTOS DE CAPITAL E INVERSIONES FINANCIERAS	**419.519.487**
B.1. INVERSIÓN DIRECTA	305.326.325
B.2. TRANSFERENCIAS Y DONACIONES DE CAPITAL	114.193.162
TOTAL GASTOS	**1.794.606.942**

DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La orientación de la política presupuestaria del Distrito Capital para el ejercicio fiscal 2010, se encuentra enmarcada en las líneas generales del Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) del Desarrollo Económico y Social de la Nación para el período 2007-2013, el cual comprende las directrices estratégicas a cumplir por el Ejecutivo Nacional, específicamente la referida a la Construcción del Socialismo del siglo XXI.

En este contexto, el Gobierno del Distrito Capital ha diseñado un plan de acción con siete (7) objetivos estratégicos fundamentales, a saber:

- Crear las bases para el desarrollo de las comunas y el gobierno comunal como elemento fundamental de organización para consolidar la Caracas Socialista, como un nuevo modelo deseable de ciudad.
- Aumentar el acceso y la frecuencia a los servicios públicos: agua, aseo, transporte, gas, electricidad, telecomunicaciones en coordinación con los órganos y entes con competencia sobre la prestación de los mismos.
- Aumentar la seguridad en la ciudad en coordinación con el Ministerio del Poder Popular para Relaciones Interiores y Justicia ejecutando acciones en materia de prevención y control con el consenso del gobierno comunal.
- Fortalecer la identidad y tradiciones caraqueñas de manera articulada con el Ministerio del Poder Popular para la Cultura, a través de actividades en espacios públicos y comunales.
- Desarrollar planes, políticas y programas en materia de Protección Civil, atención de calamidades públicas y cuidado del medio ambiente de manera coordinada con los organismos correspondientes.
- Articular con los órganos y entes competentes las políticas, planes y acciones tendentes a proteger a niños, niñas, adolescentes, adulto mayor, mujer y familia de situaciones de riesgo, violencia o vulnerabilidad social o jurídica.
- Ejecutar obras de infraestructura, de manera coordinada con los órganos y entes con competencia en la materia de obras y servicios públicos, que impulsen el desarrollo urbano sustentable y la humanización de la ciudad de Caracas.

El país se viene consolidando como una verdadera alternativa de desarrollo social y económico a través de la ejecución de las políticas públicas dictadas por el Gobierno Nacional, en este marco de acción, el novel Gobierno del Distrito Capital tiene como reto hacer de Caracas una ciudad que invite al esparcimiento, el sano disfrute, la diversión y la inversión, con las ventajas que esta región puede ofrecer, cuya divulgación se fomentará con las propias comunidades incorporadas a la gestión de gobierno.

En este sentido, las políticas que adelanta el Gobierno del Distrito Capital están enmarcadas en la Ley Especial sobre la Organización y Régimen del Distrito Capital, la cual establece un sistema de Gobierno constituido por un órgano Ejecutivo ejercido por un Jefe o Jefa de Gobierno, cuya función legislativa estará a cargo de la Asamblea Nacional, estableciendo además que ese Régimen Especial deberá profundizar el desarrollo armónico e integral de la ciudad de Caracas, para lograr la mayor suma de humanización posible en ésta, la reina del Warairarepano. Estas políticas tienen como finalidad cambiar la actual concepción de la ciudad de Caracas, que desaparezca la visión de la ciudad ingobernable y se conforme como un territorio con un solo proceso social que beneficie a la colectividad; de tal manera, que su ejecución genere los siguientes resultados:

- Calidad como herramienta dinamizadora de la sustentabilidad y sostenibilidad de la función pública en coordinación con las comunidades caraqueñas.
- Equipamiento físico de las áreas de esparcimiento y encuentro social de la ciudad.
- Articulación intersectorial con los distintos actores de gobierno e institucionales que tienen competencia en el Distrito Capital.
- Posicionamiento del Distrito Capital como un territorio biodiverso, pluricultural y multiactivo.
- Fortalecimiento del patrimonio natural y cultural, promoviendo y asegurando la identidad local en cada una de las comunidades, a fin de garantizar la identificación, reconocimiento y valoración de la cultura local en sus diversas manifestaciones tales como música, folklore, historia, patrimonio natural y cultural como parte de la identidad caraqueña.
- Desarrollo de valores, conocimientos, habilidades y destrezas del talento humano vinculado a la idiosincrasia caraqueña.
- Inclusión de la población al disfrute del patrimonio e incorporación a la prestación de servicios.
- Inversión en infraestructura para la prestación eficiente de los servicios básicos.
- Una visión geoestratégica que implica el planeamiento integral y la asignación de medios para alcanzar los Planes de Ordenamiento del Distrito Capital.
- Fomentar la conformación de redes sociales en las comunidades para la presentación de proyectos que mejoren la calidad de vida de los habitantes de Caracas.
- La participación y protagonismo de las comunidades en el ejercicio de la función pública.

La planificación presupuestaria del Distrito Capital, acoge la metodología del presupuesto por Proyectos, tal como lo establece el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Régimen Presupuestario, para los órganos del Poder Ejecutivo, y se apega a las directrices emanadas del Ministerio del Poder Popular para la Planificación y el Desarrollo en materia de planificación operativa y de la Oficina Nacional de Presupuesto (ONAPRE), a efectos de la formulación de los recursos presupuestarios.

El presupuesto del Distrito Capital para el ejercicio económico-financiero 2010, asciende a la cantidad de Bs. 1.794.606.942 destinándose a los Proyectos Bs. 814.812.570 y a las acciones centralizadas Bs. 979.794.372, las cuales incluyen las transferencias a los entes adscritos, quienes con las dependencias centralizadas tienen la delicada misión de ejecutar proyectos orientados hacia la construcción de la Caracas Socialista, estos órganos y Entes son los siguientes: Fundación Caracas para los Niños, Fundación Yerba Caracas (Fundeca), Fundación Banda Marcial, Corporación de Servicios Metropolitanos S.A, Fundación Vivienda del Distrito Capital (Funvi), Fundación Bomberos de Caracas (Fundabomberos), Cuerpo de Bomberos del Distrito Capital, Servicio Autónomo Lotería de Caracas, Fundación para la Policía Metropolitana (Fundapol) y el Servicio de Administración Tributaria del Distrito Capital (SAT-DC).

Por otra parte, con la finalidad de seguir avanzando en la construcción del nuevo modelo socialista, el Distrito Capital para el ejercicio fiscal 2010, tiene previsto ejecutar los siguientes proyectos:

- **Fortalecimiento Institucional**, este proyecto ha sido concebido para consolidar el Gobierno del Distrito Capital como institución rectora del nuevo modelo de la administración pública, con miras a lograr una ciudad incluyente donde exista calidad de vida para todos sus habitantes y usuarios que tendrán acceso a servicios públicos de calidad, a través de una institución íntegra y fortalecida con verdaderos valores sociales. Esto requiere el diseño de un conjunto de planes y estrategias desde las áreas de Recursos Humanos, Planificación y Control de Gestión, Informática y Control Fiscal Interno. A este proyecto se le asignan **Bs. 316.178.450,00.**

- **Servicios, mantenimiento y recuperación de espacios públicos del Distrito Capital**, formulado para localizar, diagnosticar y ejecutar obras dirigidas a recuperar y transformar los espacios públicos y recreativos en lugares de encuentro para la expresión comunitaria, así como la generación de convenios interinstitucionales para una eficiente prestación de los servicios públicos, con el fin último de mejorar el hábitat y lograr transformar a Caracas en una ciudad incluyente, con calidad de vida. Su ejecución se plantea a través de tres (3) acciones a saber: 1) Consolidación y recuperación de los espacios públicos para la construcción del hábitat socialista; 2) Convenios Interinstitucionales para la optimización de los servicios públicos y 3) Proyectos de obras derivados de los convenios interinstitucionales y de las comunidades organizadas. Se le asigna a este Proyecto la cantidad de **Bs. 244.493.750,00**

- **Desarrollo y Fortalecimiento del Deporte de Alto Rendimiento**, se ejecutará como parte de la construcción de la estructura social necesaria para formar la base sobre la cual se consolidará en el Distrito Capital el nuevo modelo social, productivo, humanista y endógeno. Para ello se requiere, del diseño de un conjunto de procesos y estrategias en el área social, que permita al gobierno del Distrito Capital, la conformación e integración real y solidaria de las Comunas en beneficio de la población más excluida, a través de la actividad deportiva.

- Este proyecto se ejecutará a través de seis (6) acciones a saber: 1) Participación de la Delegación Deportiva del Distrito Capital en los Juegos Deportivos Nacionales; 2) Implementar el proceso de detección de talentos deportivos, articulado con el deporte escolar; 3) Ejecución de un Proyecto con tecnología de punta para la medicina y las ciencias aplicadas al deporte en el Distrito Capital; 4) Diseñar talleres, foros, cursos, conferencias, entre otros, sirviendo como herramienta de formación permanente; 5) Apoyo socio-integral dirigido a los atletas y ayudantías económicas a los entrenadores deportivos y 6) Apoyo económico al deporte de rendimiento a través de las diversas asociaciones deportivas del Distrito Capital. Tiene una asignación de **Bs. 41.851.918.**

- **Capacitando y Potenciando Comunidades del Distrito Capital en la Gestión de Riesgo:** Con la ejecución de este Proyecto se pretende elevar los niveles de conciencia de la población del Distrito Capital en situaciones de riesgo, lo cual se hará de forma altamente participativa, con la ejecución de programas de capacitación que les dará el conocimiento y destrezas en las distintas áreas de prevención, mitigación y la conformación de los Comités Locales de Riesgos. Este Proyecto tiene un monto asignado de **Bs. 2.767.609.**

- Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados, a través de este proyecto el Distrito Capital, asignará a sus entes adscritos recursos vía transferencias, a objeto de que los mismos, ejecuten actividades que contribuyan al logro de mayores niveles de desarrollo y bienestar, y en consecuencia elevar la calidad de vida de la población de Caracas. Tiene una asignación de **Bs. 209.520.843.**

RESUMEN DE PROYECTOS DEL ÓRGANO
(En Bolívares)

Código		Denominación	Meta				Fuente de Financiamiento			Presupuesto 2010
N.E.	Ppto.		Und. Medida	Cantidad			Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
				Fem.	Masc.	Total				
109.081	E50000008000	Fortalecimiento Institucional	Documento			12	316.178.450			316.178.450
109.079	E50000010000	Capacitando y Potenciando Comunidades del Distrito Capital en la Gestión de Riesgo	Comité			22	2.767.609			2.767.609
109.086	E50000011000	Desarrollo del Deporte de alto Rendimiento	Juego Asistido			1	41.851.918			41.851.918
109.089	E50000012000	Servicios, mantenimiento y recuperación de espacios públicos del Distrito Capital	Obra			154	244.493.750			244.493.750
	E50009999000	Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados	Bolívar			209.520.843	209.520.843			209.520.843
						TOTAL	**814.812.570**			**814.812.570**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ÓRGANO
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
E50000001000	Dirección y Coordinación de los Gastos de los Trabajadores	154.506.302			154.506.302
E50000002000	Gestión Administrativa	534.176.886			534.176.886
E50000003000	Previsión y Protección Social	179.811.802		111.299.382	291.111.184
	TOTAL	**868.494.990**		**111.299.382**	**979.794.372**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Sueldos/Salarios	Compensaciones	Total
	F	M	V	Total			
Personal Fijo a Tiempo Completo	**119**	**185**	**463**	**767**	**32.886.205**	**655.823**	**33.542.028**
Directivo	7	15	34	56	4.487.867		4.487.867
Profesional y Técnico	83	93	307	483	21.122.670	210.794	21.333.464
Personal Administrativo	15	21	57	93	4.689.569	210.794	4.900.363
Obrero	14	56	65	135	2.586.099	234.235	2.820.334
Personal Contratado	**30**	**30**	**246**	**306**	**16.990.163**		**16.990.163**
Profesional y Técnico	30	30	123	183	11.787.601		11.787.601
Personal Administrativo			62	62	4.041.562		4.041.562
Obrero			61	61	1.161.000		1.161.000
TOTAL	**149**	**215**	**709**	**1.073**	**49.876.368**	**655.823**	**50.532.191**

CLASIFICACIÓN DEL PERSONAL PENSIONADO Y JUBILADO
(En Bolívares)

Denominación	N° de Cargos			Bolívares
	F	M	Total	
Pensionados	1.741	308	2.049	28.371.437
Empleados	1.741	308	2.049	28.371.437
Jubilados	8.413	7.041	15.454	262.739.747
Obreros	2.944	850	3.794	64.882.095
Empleados	5.469	6.191	11.660	197.857.652
TOTAL	**10.154**	**7.349**	**17.503**	**291.111.184**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	264.640.564			264.640.564
4.02	Materiales, suministros y mercancías	41.731.402			41.731.402
4.03	Servicios no personales	98.256.875			98.256.875
4.04	Activos reales	305.326.325			305.326.325
4.07	Transferencias y donaciones	955.248.405		111.299.382	1.066.547.787
4.98	Rectificaciones al presupuesto	18.103.989			18.103.989
	TOTAL	1.683.307.560		111.299.382	1.794.606.942

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	670.110.338			670.110.338
4.07.01.00.00	Transferencias y donaciones corrientes internas	670.110.338			670.110.338
4.07.01.03.00	Transferencias corrientes internas al sector público	670.110.338			670.110.338
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	515.142.557			515.142.557
	- A0493 Fundación Banda Marcial de Caracas	3.535.546			3.535.546
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas	104.205.628			104.205.628

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

		Fuente de Financiamiento			Presupuesto
	- A0495 Fundación Vivienda Distrito Metropolitano de Caracas (FUNVI DMC)	70.933.326			70.933.326
	- A0496 Fundación Caracas para los niños	34.502.477			34.502.477
	- A0497 Fundación Bomberos de Caracas Fundabomberos	828.555			828.555
	- A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)	12.500.000			12.500.000
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital	288.637.025			288.637.025
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	148.667.105			148.667.105
	- A1536 Corporación de Servicios Metropolitanos, S.A.	148.667.105			148.667.105
4.07.01.03.11	Transferencias corrientes al Poder Municipal	6.300.676			6.300.676
	- E7600 Área Metropolitana de Caracas	6.300.676			6.300.676

PROYECTO: COD. N.E: 109081 COD. PPTO: E50000008000 Fortalecimiento Institucional
UNIDAD DE MEDIDA: Documento
CANTIDAD: Fem.(0) Mas.(0) Total(12)
ASIGNACIÓN PRESUPUESTARIA: 316.178.450
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Brindar Servicios Públicos de calidad a través de una institución integra y fortalecida
OBJETIVOS ESPECÍFICOS: Consolidar el Gobierno del Distrito Capital, para lograr una ciudad incluyente con calidad de vida para todos sus habitantes y usuarios.
RESULTADO: Documentos contentivos de los Procesos Identificados y definidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.01	Gastos de personal	108.369.142			108.369.142
4.02	Materiales, suministros y mercancías	5.003.766			5.003.766
4.03	Servicios no personales	23.300.000			23.300.000
4.04	Activos reales	100.000.000			100.000.000
4.07	Transferencias y donaciones	79.505.542			79.505.542
	TOTAL	**316.178.450**			**316.178.450**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.300.676			6.300.676
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.300.676			6.300.676
4.07.01.03.00	Transferencias corrientes internas al sector público	6.300.676			6.300.676
4.07.01.03.11	Transferencias corrientes al Poder Municipal	6.300.676			6.300.676
	- E7600 Área Metropolitana de Caracas	6.300.676			6.300.676

PROYECTO: COD. N.E: 109079 COD. PPTO: E50000010000 Capacitando y Potenciando Comunidades del Distrito Capital en la Gestión de Riesgo
UNIDAD DE MEDIDA: Comité
CANTIDAD: Fem.(0) Mas.(0) Total(22)
ASIGNACIÓN PRESUPUESTARIA: 2.767.609
DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Generar un proceso de desarrollo sustentable y sostenible mediante la preparación de las comunidades en materia de riesgo
OBJETIVOS ESPECÍFICOS: Conformar 22 Comités Locales y capacitar a las comunidades en la gestión de riesgo con la finalidad de disminuir la vulnerabilidad de población del Distrito Capital
RESULTADO: Conformación de los Comités Locales capacitados y potenciados en el Distrito Capital en materia de riesgos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.01	Gastos de personal	1.765.120			1.765.120
4.03	Servicios no personales	107.409			107.409
4.04	Activos reales	895.080			895.080
	TOTAL	**2.767.609**			**2.767.609**

PROYECTO:	COD. N.E: 109086 COD. PPTO: E50000011000 Desarrollo del Deporte de alto Rendimiento
UNIDAD DE MEDIDA:	Juego Asistido
CANTIDAD:	Fem.(0) Mas.(0) Total(1)
ASIGNACIÓN PRESUPUESTARIA:	41.851.918
DIRECTRIZ ESTRATÉGICA:	Construcción de la Suprema Felicidad
OBJETIVO ESTRATÉGICO:	Mejorar el rendimiento de los y las atletas del Distrito Capital, mediante un sistema de entrenamiento permanente, asi como de captación y selección del Talento Deportivo, la atención socio-integral al atleta, la aplicación de las ciencias aplicadas al deporte y el fortalecimiento del deporte escolar
OBJETIVOS ESPECÍFICOS:	Elevar el nivel competitivo de las Selecciones del Distrito Capital
RESULTADO:	Participación destacada de los Seleccionados del Distrito Capital en eventos deportivos, locales, nacionales e internacionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.825.000			7.825.000
4.03	Servicios no personales	3.393.835			3.393.835
4.04	Activos reales	7.285.000			7.285.000
4.07	Transferencias y donaciones	23.348.083			23.348.083
	TOTAL	**41.851.918**			**41.851.918**

PROYECTO: COD. N.E: 109089 COD. PPTO: E50000012000 Servicios, mantenimiento y recuperación de espacios públicos del Distrito Capital
UNIDAD DE MEDIDA: Obra
CANTIDAD: Fem.(0) Mas.(0) Total(154)
ASIGNACIÓN PRESUPUESTARIA: 244.493.750
DIRECTRIZ ESTRATÉGICA: Construcción de una Nueva Geopolítica Nacional
OBJETIVO ESTRATÉGICO: Recuperar los espacios públicos del Distrito Capital, a objeto de mejorar el hábitat, para una mejor calidad de vida de sus habitantes y velar por el buen funcionamiento de los servicios públicos
OBJETIVOS ESPECÍFICOS: Localizar, diagnosticar y ejecutar obras dirigidas a recuperar y transformar los espacios públicos y recreativos en lugares de encuentro para la expresión comunitaria, así como una eficiente prestación de los servicios públicos
RESULTADO: Espacios recuperados y aptos para ser lugares de encuentro y esparcimiento y servicios públicos optimizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.02	Materiales, suministros y mercancías	19.769.520			19.769.520
4.03	Servicios no personales	36.195.757			36.195.757
4.04	Activos reales	188.528.473			188.528.473
	TOTAL	**244.493.750**			**244.493.750**

PROYECTO: COD. N.E: 9999999 COD. PPTO: E50009999000 Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados
UNIDAD DE MEDIDA: Bolívar
CANTIDAD: Fem.(0) Mas.(0) Total(209.520.843)
ASIGNACIÓN PRESUPUESTARIA: 209.520.843
DIRECTRIZ ESTRATÉGICA: Profundización de la Democracia Protagónica Revolucionaria
OBJETIVO ESTRATÉGICO: Proveer a los ciudadanos de un medio de comunicación eficaz, eficiente y efectivo, que brinde un servicio de difusión de la gestión parlamentaria que genere la Asamblea Nacional. Construcción de contenidos coherentes con el proyecto de país y los profundos cambios políticos e ideológicos que se viven, con la construcción de nuevas formas de participación política.
OBJETIVOS ESPECÍFICOS:
RESULTADO:

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.07	Transferencias y donaciones	209.520.843			209.520.843
	TOTAL	**209.520.843**			**209.520.843**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	209.520.843			209.520.843
4.07.01.00.00	Transferencias y donaciones corrientes internas	209.520.843			209.520.843
4.07.01.03.00	Transferencias corrientes internas al sector público	209.520.843			209.520.843
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	177.370.552			177.370.552
	- A0493 Fundación Banda Marcial de Caracas	3.535.546			3.535.546
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas	40.483.632			40.483.632
	- A0495 Fundación Vivienda Distrito Metropolitano de Caracas (FUNVI DMC)	38.495.000			38.495.000
	- A0496 Fundación Caracas para los niños	28.276.156			28.276.156
	- A0497 Fundación Bomberos de Caracas Fundabomberos	828.555			828.555
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital	65.751.663			65.751.663
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	32.150.291			32.150.291
	- A1536 Corporación de Servicios Metropolitanos, S.A.	32.150.291			32.150.291

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.01	Gastos de personal	154.506.302			154.506.302
	TOTAL	**154.506.302**			**154.506.302**

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.133.116			9.133.116
4.03	Servicios no personales	35.259.874			35.259.874
4.04	Activos reales	8.617.772			8.617.772
4.07	Transferencias y donaciones	463.062.135			463.062.135
4.98	Rectificaciones al presupuesto	18.103.989			18.103.989
	TOTAL	**534.176.886**			**534.176.886**

RELACIÓN DE APORTES Y TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	454.288.819			454.288.819
4.07.01.00.00	Transferencias y donaciones corrientes internas	454.288.819			454.288.819
4.07.01.03.00	Transferencias corrientes internas al sector público	454.288.819			454.288.819
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	337.772.005			337.772.005
	- A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas	63.721.996			63.721.996
	- A0495 Fundación Vivienda Distrito Metropolitano de Caracas (FUNVI DMC)	32.438.326			32.438.326
	- A0496 Fundación Caracas para los niños	6.226.321			6.226.321
	- A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)	12.500.000			12.500.000
	- A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital	222.885.362			222.885.362
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	116.516.814			116.516.814
	- A1536 Corporación de Servicios Metropolitanos, S.A.	116.516.814			116.516.814

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento			Presupuesto 2010
		Recursos Ordinarios	Proyectos por Endeudamiento	Otras Fuentes	
4.07	Transferencias y donaciones	179.811.802		111.299.382	291.111.184
	TOTAL	**179.811.802**		**111.299.382**	**291.111.184**

Rectificaciones al Presupuesto del Distrito Capital

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta partida conforme a lo dispuesto en el artículo 32 de las Disposiciones Generales de esta Ley en concordancia con el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público.	18.103.989
TOTAL PRESUPUESTO DE GASTOS	**1.794.606.942**

Cuenta Ahorro-Inversión
Financiamiento del Distrito Capital

SECCIÓN TERCERA

Cuenta Ahorro – Inversión – Financiamiento del Distrito Capital

Artículo 49. La cuenta ahorro - inversión - financiamiento del Distrito Capital para el Ejercicio Fiscal 2010, es la siguiente:

Denominación	Presupuesto 2010 (En Bolívares)
INGRESOS CORRIENTES ORDINARIOS	**1.611.471.604**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.421.434.556**
Del sector público	**1.421.434.556**
Transferencias corrientes internas recibidas del sector público	**111.299.382**
De la República	111.299.382
Situado y asignaciones legales a Estados y Municipios	**1.260.135.174**
Del Situado Constitucional	**1.260.135.174**
Del Situado Estadal	1.260.135.174
Subsidio de Capitalidad	**50.000.000**
OTROS INGRESOS	**190.037.048**
Otros ingresos ordinarios	190.037.048
GASTOS CORRIENTES	**1.375.087.455**
GASTOS DE CONSUMO	**404.628.841**
Remuneraciones	264.640.564
Compra de Bienes y servicios	139.988.277
TRANSFERENCIAS Y DONACIONES CORRIENTES	**952.354.625**
Al sector privado	**396.437.449**
Transferencias corrientes al sector privado	375.773.078
Otras transferencias corrientes internas al sector privado	375.773.078
Donaciones corrientes al sector privado	**20.664.371**
Donaciones a personas	20.664.371
Al sector público	**555.917.176**
Transferencias corrientes al sector público	555.917.176
OTROS GASTOS CORRIENTES	**18.103.989**
Otras Gastos Corrientes	18.103.989

RESULTADO ECONOMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**236.384.149**
INGRESOS DE CAPITAL	**419.519.487**
RECURSOS PROPIOS DE CAPITAL	**236.384.149**
Ahorro/ Desahorro en Cuenta Corriente	236.384.149
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**183.135.338**
Situado y otras asignaciones legales a Estados y Municipios	**183.135.338**
Asignaciones económicas especiales LAEE - estadal	60.324.404
Del Fondo Intergubernamental para la Descentralización FIDES	122.810.934
GASTOS DE CAPITAL	**419.519.487**
INVERSIÓN REAL DIRECTA	**305.326.325**
Formación Bruta de Capital Fijo	305.326.325
Maquinaria, equipos y otros bienes muebles	305.326.325
TRANSFERENCIAS Y DONACIONES DE CAPITAL	**114.193.162**
Al sector público	114.193.162
Transferencias de capital al sector público	114.193.162
A los entes descentralizados sin fines empresariales	114.193.162
RESULTADO FINANCIERO: EQUILIBRIO	**0**

Entes Descentralizados Funcionalmente del Distrito Capital, sin Fines Empresariales

CAPÍTULO II

Presupuestos de Ingresos, Gastos y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente del Distrito Capital, sin Fines Empresariales

Artículo 50. Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados del Distrito Capital sin Fines Empresariales, que a continuación se señalan:

Distrito Capital

A0493 Fundación Banda Marcial de Caracas

A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas

A0495 Fundación Vivienda Distrito Metropolitano de Caracas (FUNVI DMC)

A0496 Fundación Caracas para los Niños

A0497 Fundación Bomberos de Caracas (FUNDABOMBEROS CARACAS)

A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

A1349 Servicio Autónomo Lotería de Caracas

A1353 Servicio de Administración Tributaria del Distrito Capital (SATDC)

A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital

A0493

Fundación Banda Marcial de Caracas

FUNDACIÓN BANDA MARCIAL DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Banda Marcial tiene como misión producir espectáculos que sirvan para difundir y proyectar la música venezolana folclórica y popular, presentados en diferentes escenarios y especialmente dirigidos a los sectores más desposeídos del Distrito Capital.

POLÍTICA DE FINANCIAMIENTO

Los recursos económicos con que contará la Fundación para el año 2010, ascienden a Bs. 3.535.546 los cuales en su totalidad provienen del aporte del Distrito Capital.

POLÍTICA DE GASTOS

Los precitados recursos serán orientados a la ejecución del proyecto "Fortalecimiento Institucional de la Banda Marcial de Caracas" por la cantidad de Bs. 3.535.546, concebido para difundir a través de la Banda Marcial de Caracas, los valores culturales del Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**3.535.546**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**3.535.546**
Del sector público	3.535.546
Transferencias corrientes internas recibidas del sector público	3.535.546
Del Poder Estadal	3.535.546
TOTAL RECURSOS	**3.535.546**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**3.428.046**
GASTOS DE CONSUMO	**3.403.046**
Remuneraciones	2.959.046
Sueldos, salarios y otras retribuciones	1.274.400
Beneficios y complementos de sueldos y salarios	392.040
Aportes patronales	145.478
Prestaciones sociales y otras indemnizaciones	625.741
Asistencia socioeconómica	150.000
Otros gastos de personal	371.387
Compra de Bienes y servicios	406.000
Bienes de consumo	99.000
Servicios no personales	307.000
Impuestos indirectos	38.000
OTROS GASTOS CORRIENTES	**25.000**
Otras Gastos Corrientes	25.000
GASTOS DE CAPITAL	**107.500**
INVERSIÓN REAL DIRECTA	**107.500**
Formación Bruta de Capital Fijo	107.500
Maquinaria, equipos y otros bienes muebles	107.500
TOTAL GASTOS	**3.535.546**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109087	Fortalecimiento Institucional de la Banda Marcial Caracas	Concierto			150		3.535.546			3.535.546
TOTAL							**3.535.546**			**3.535.546**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**11**	**37**	**4**	**52**	**1.236.000**		**1.236.000**
Directivo		1	2	3	117.600		117.600
Profesional y Técnico	8	32		40	896.400		896.400
Personal Administrativo	3	4	2	9	222.000		222.000
Personal Contratado			**2**	**2**	**38.400**		**38.400**
Personal Administrativo			2	2	38.400		38.400
TOTAL	**11**	**37**	**6**	**54**	**1.274.400**		**1.274.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.959.046
4.02	Materiales, suministros y mercancías	99.000
4.03	Servicios no personales	345.000
4.04	Activos reales	107.500
4.08	Otros gastos	25.000
	TOTAL	**3.535.546**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**3.535.546**
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.535.546
Del sector público	3.535.546
Transferencias corrientes internas recibidas del sector público	3.535.546
Del Poder Estadal	3.535.546
B. GASTOS CORRIENTES	**3.428.046**
GASTOS DE CONSUMO	3.403.046
Remuneraciones	2.959.046
Sueldos, salarios y otras retribuciones	1.274.400
Beneficios y complementos de sueldos y salarios	392.040
Aportes patronales	145.478
Prestaciones sociales y otras indemnizaciones	625.741
Asistencia socioeconómica	150.000
Otros gastos de personal	371.387
Compra de Bienes y servicios	406.000
Bienes de consumo	99.000
Servicios no personales	307.000
Impuestos indirectos	38.000
OTROS GASTOS CORRIENTES	25.000
Otras Gastos Corrientes	25.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**107.500**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**107.500**
RECURSOS PROPIOS DE CAPITAL	107.500
Ahorro/Desahorro en Cuenta Corriente	107.500
B. GASTOS DE CAPITAL	**107.500**
INVERSIÓN REAL DIRECTA	107.500
Formación Bruta de Capital Fijo	107.500
Maquinaria, equipos y otros bienes muebles	107.500
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0494

Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas

FUNDACIÓN PARA EL DESARROLLO ENDÓGENO COMUNAL AGROALIMENTARIO FUNDECA YERBA CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

Esta Fundación, tiene la misión de garantizar el desarrollo del sistema de almacenamiento y distribución de alimentos estratégicos para el Distrito Capital, que permita la autonomía, administración, control y razonamiento en condiciones normales y en situaciones contingentes de alimentos para niños, niñas y adolescentes, adulto mayor y discapacitados, en los seis (6) ejes territoriales en los cuales se ha dividido el Distrito Capital: norte, sur, sureste, noreste, este y oeste, basada en la puesta de operaciones de los centros bolivarianos de acopio.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos para el año 2010 de la Fundación asciende a la cantidad de Bs.104.205.628 provenientes de las transferencias del Distrito Capital.

POLÍTICA DE GASTOS

Los recursos arriba descritos, se destinarán a la ejecución del proyecto: Conciencia y soberanía alimentaría al cual se le asignó la cantidad de Bs. 40.483.632; así mismo, las acciones centralizadas se financiarán con Bs. 63.721.996, distribuida de la siguiente forma: para la Dirección y Coordinación de los Gastos de los Trabajadores, Bs. 18.935.862, y para la Gestión Administrativa, Bs. 44.786.134. Estas acciones contemplan los gastos necesarios para el normal funcionamiento de la Fundación, a fin de apoyar tan importante y transcendental proyecto que beneficiará a una colectividad de gran magnitud del Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**104.205.628**
TRANSFERENCIAS Y DONACIONES CORRIENTES	104.205.628
Del sector público	104.205.628
Transferencias corrientes internas recibidas del sector público	104.205.628
Del Poder Estadal	104.205.628
TOTAL RECURSOS	**104.205.628**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**80.997.513**
GASTOS DE CONSUMO	80.997.513
Remuneraciones	20.229.782
Sueldos, salarios y otras retribuciones	11.816.294
Beneficios y complementos de sueldos y salarios	2.003.700
Aportes patronales	840.505
Prestaciones sociales y otras indemnizaciones	1.076.792
Otros gastos de personal	4.492.491
Compra de Bienes y servicios	60.767.731
Bienes de consumo	43.644.862
Servicios no personales	17.122.869
GASTOS DE CAPITAL	**23.208.115**
INVERSIÓN REAL DIRECTA	**23.208.115**
Formación Bruta de Capital Fijo	23.208.115
Maquinaria, equipos y otros bienes muebles	17.062.385
Bienes preexistentes	484.230
Construcciones de bienes de dominio privado	5.661.500
TOTAL GASTOS	**104.205.628**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109082	Conciencia y Soberanía Alimentaría	Niña, Niño, Adolescente y Joven	3.600.000	4.000.000	7.600.000		40.483.632			40.483.632
	TOTAL						**40.483.632**			**40.483.632**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		18.935.862			18.935.862
02	Gestión Administrativa		44.786.134			44.786.134
	TOTAL		**63.721.996**			**63.721.996**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**79**	**111**		**190**	**5.322.205**		**5.322.205**
Directivo	18	18		36	1.462.132		1.462.132
Profesional y Técnico	32	26		58	2.208.100		2.208.100
Personal Administrativo	12	3		15	262.736		262.736
Obrero	17	64		81	1.389.237		1.389.237
Personal Contratado	**42**	**45**		**87**	**2.403.920**		**2.403.920**
Profesional y Técnico	32	30		62	1.990.575		1.990.575
Obrero	10	15		25	413.345		413.345
TOTAL	**121**	**156**		**277**	**7.726.125**		**7.726.125**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	20.229.782
4.02	Materiales, suministros y mercancías	43.644.862
4.03	Servicios no personales	17.122.869
4.04	Activos reales	23.208.115
	TOTAL	**104.205.628**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**104.205.628**
TRANSFERENCIAS Y DONACIONES CORRIENTES	104.205.628
Del sector público	104.205.628
Transferencias corrientes internas recibidas del sector público	104.205.628
Del Poder Estadal	104.205.628
B. GASTOS CORRIENTES	**80.997.513**
GASTOS DE CONSUMO	80.997.513
Remuneraciones	20.229.782
Sueldos, salarios y otras retribuciones	11.816.294
Beneficios y complementos de sueldos y salarios	2.003.700
Aportes patronales	840.505
Prestaciones sociales y otras indemnizaciones	1.076.792
Otros gastos de personal	4.492.491
Compra de Bienes y servicios	60.767.731
Bienes de consumo	43.644.862
Servicios no personales	17.122.869
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**23.208.115**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**23.208.115**
RECURSOS PROPIOS DE CAPITAL	23.208.115
Ahorro/ Desahorro en Cuenta Corriente	23.208.115
B. GASTOS DE CAPITAL	**23.208.115**
INVERSIÓN REAL DIRECTA	23.208.115
Formación Bruta de Capital Fijo	23.208.115
Maquinaria, equipos y otros bienes muebles	17.062.385
Bienes preexistentes	484.230
Construcciones de bienes de dominio privado	5.661.500
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A0495

Fundación Vivienda Distrito Metropolitano de Caracas (FUNVI DMC)

FUNDACIÓN VIVIENDA DISTRITO METROPOLITANO DE CARACAS (FUNVI DMC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La misión de la Fundación Vivienda Distrito Metropolitano de Caracas, consiste en promover, diseñar y ejecutar acciones que contribuyan a satisfacer necesidades de la vivienda y el hábitat en los sectores de menores ingresos, haciendo énfasis en la participación comunitaria, en pro de mejorar la calidad de vida.

POLÍTICA DE FINANCIAMIENTO

Los recursos económicos con que contará La Fundación Vivienda Distrito Metropolitano de Caracas, para el año 2010, ascienden a la cantidad de Bs. 70.933.326, los cuales provienen del aporte del Gobierno del Distrito Capital.

POLÍTICA DE GASTOS

Del monto total del presupuesto, se destinarán Bs. 38.495.000 para la ejecución del proyecto "Construcción, ampliación, remodelación y mejoras de vivienda y hábitat en el Distrito Capital", con el objetivo de garantizar el derecho a una vivienda y hábitat digno para la población del Distrito Capital, dando prioridad a las familias de escasos recursos.

Las acciones centralizadas de la Fundación, demandarán recursos por Bs. 32.438.326, correspondiéndole a la Dirección y Coordinación de los Gastos de los Trabajadores la cantidad de Bs. 11.648.262 y a la Gestión Administrativa, Bs. 20.790.064.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**70.933.326**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**70.933.326**
Del sector público	70.933.326
Transferencias corrientes internas recibidas del sector público	70.933.326
Del Poder Estadal	70.933.326
TOTAL RECURSOS	**70.933.326**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**59.767.749**
GASTOS DE CONSUMO	**58.767.749**
Remuneraciones	11.648.262
Sueldos, salarios y otras retribuciones	3.807.718
Beneficios y complementos de sueldos y salarios	4.356.853
Aportes patronales	1.022.061
Prestaciones sociales y otras indemnizaciones	832.398
Asistencia socioeconómica	1.629.232
Compra de Bienes y servicios	47.119.487
Bienes de consumo	540.607
Servicios no personales	46.578.880
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.000.000**
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
GASTOS DE CAPITAL	**1.011.500**
INVERSIÓN REAL DIRECTA	**1.011.500**
Formación Bruta de Capital Fijo	1.011.500
Maquinaria, equipos y otros bienes muebles	1.011.500
APLICACIONES FINANCIERAS	**10.154.077**
DISMINUCIÓN DE PASIVOS	**10.154.077**
Disminución de cuentas y efectos por pagar	10.154.077
Disminución de cuentas y efectos por pagar a corto plazo	10.154.077
Disminución de aportes patronales y retenciones laborales por pagar	9.520.325
Disminución cuentas por pagar a proveedores a corto plazo	633.752
TOTAL GASTOS	**70.933.326**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109073	Construcción, ampliación, remodelación y mejoras de viviendas y hábitat en el Distrito Capital.	Unidad			116		38.495.000			38.495.000
	TOTAL						38.495.000			38.495.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		11.648.262			11.648.262
02	Gestión Administrativa		20.790.064			20.790.064
	TOTAL		32.438.326			32.438.326

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**62**	**34**		**96**	**3.329.194**		**3.329.194**
Directivo	5	4		9	312.112		312.112
Profesional y Técnico	13	9		22	762.940		762.940
Personal Administrativo	44	21		65	2.254.142		2.254.142
Personal Contratado	**5**	**3**		**8**	**467.424**		**467.424**
Personal Administrativo	5	3		8	467.424		467.424
TOTAL	**67**	**37**		**104**	**3.796.618**		**3.796.618**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	11.648.262
4.02	Materiales, suministros y mercancías	540.607
4.03	Servicios no personales	46.578.880
4.04	Activos reales	1.011.500
4.07	Transferencias y donaciones	1.000.000
4.11	Disminución de pasivos	10.154.077
	TOTAL	**70.933.326**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**70.933.326**
TRANSFERENCIAS Y DONACIONES CORRIENTES	70.933.326
Del sector público	70.933.326
Transferencias corrientes internas recibidas del sector público	70.933.326
Del Poder Estadal	70.933.326
B. GASTOS CORRIENTES	**59.767.749**
GASTOS DE CONSUMO	58.767.749
Remuneraciones	11.648.262
Sueldos, salarios y otras retribuciones	3.807.718
Beneficios y complementos de sueldos y salarios	4.356.853
Aportes patronales	1.022.061
Prestaciones sociales y otras indemnizaciones	832.398
Asistencia socioeconómica	1.629.232
Compra de Bienes y servicios	47.119.487
Bienes de consumo	540.607
Servicios no personales	46.578.880
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.000.000
Al sector privado	1.000.000
Donaciones corrientes al sector privado	1.000.000
Donaciones a personas	1.000.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**11.165.577**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**11.165.577**
RECURSOS PROPIOS DE CAPITAL	11.165.577
Ahorro/ Desahorro en Cuenta Corriente	11.165.577
B. GASTOS DE CAPITAL	**1.011.500**
INVERSIÓN REAL DIRECTA	1.011.500
Formación Bruta de Capital Fijo	1.011.500
Maquinaria, equipos y otros bienes muebles	1.011.500
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**10.154.077**
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**10.154.077**
Á SUPERÁVIT FINANCIERO	10.154.077
B. APLICACIONES FINANCIERAS	**10.154.077**
DISMINUCIÓN DE PASIVOS	10.154.077
Disminución de cuentas y efectos por pagar	10.154.077
Disminución de cuentas y efectos por pagar a corto plazo	10.154.077
Disminución de aportes patronales y retenciones laborales por pagar	9.520.325
Disminución cuentas por pagar a proveedores a corto plazo	633.752

A0496
Fundación Caracas para los niños

FUNDACIÓN CARACAS PARA LOS NIÑOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Caracas para los Niños, tiene como misión desarrollar programas y proyectos de carácter social, educativo, asistencial, cultural, ecológico y recreativo, para la asistencia y protección de las niñas, niños y adolescentes del Distrito Capital.

POLÍTICA DE FINANCIAMIENTO

La Fundación en el año 2010, contará con recursos por la cantidad de Bs. 34.502.477, los cuales provienen del aporte que le otorga el Distrito Capital.

POLÍTICA DE GASTOS

Del monto total del presupuesto, se destinarán Bs. 28.276.156 a la ejecución del proyecto: Atención Integral Dirigidos a Niños, Niñas y Adolescentes, con el fin de promover y restituir los derechos de los niños, niñas y adolescentes para garantizar su protección, formación integral e inclusión social.

En apoyo a este proyecto, se ha destinado la cantidad de Bs. 6.226.321, en tanto que a las acciones centralizadas: Dirección y Coordinación de los Gastos de los Trabajadores, Bs. 3.916.310, y a la Gestión Administrativa, Bs. 2.310.011.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**34.502.477**
TRANSFERENCIAS Y DONACIONES CORRIENTES	**34.502.477**
Del sector público	34.502.477
Transferencias corrientes internas recibidas del sector público	34.502.477
Del Poder Estadal	34.502.477
TOTAL RECURSOS	**34.502.477**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**29.168.923**
GASTOS DE CONSUMO	**28.974.173**
Remuneraciones	17.192.467
Sueldos, salarios y otras retribuciones	5.640.048
Beneficios y complementos de sueldos y salarios	3.646.547
Aportes patronales	1.006.065
Prestaciones sociales y otras indemnizaciones	1.722.896
Otros gastos de personal	5.176.911
Compra de Bienes y servicios	11.781.706
Bienes de consumo	6.172.026
Servicios no personales	5.609.680
TRANSFERENCIAS Y DONACIONES CORRIENTES	**194.750**
Al sector privado	194.750
Transferencias corrientes al sector privado	194.750
Directas a personas	194.750
Otras transferencias directas a personas	194.750
GASTOS DE CAPITAL	**4.673.122**
INVERSIÓN REAL DIRECTA	**4.673.122**
Formación Bruta de Capital Fijo	4.673.122
Maquinaria, equipos y otros bienes muebles	4.673.122

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**660.432**
DISMINUCIÓN DE PASIVOS	**660.432**
Disminución de cuentas y efectos por pagar	660.432
Disminución de otras cuentas y efectos por pagar	660.432
Disminución de obligaciones de ejercicios anteriores	660.432
TOTAL GASTOS	**34.502.477**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109076	Atención integral dirigido a niños, niñas y adolescentes	Niña, Niño, Adolescente y Joven	2.665	1.435	4.100		28.276.156			28.276.156
TOTAL							**28.276.156**			**28.276.156**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.916.310			3.916.310
02	Gestión Administrativa		2.310.011			2.310.011
TOTAL			**6.226.321**			**6.226.321**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**137**	**103**		**240**	**4.308.397**	**498.392**	**4.806.789**
Directivo	16	9		25	941.225		941.225
Profesional y Técnico	56	51		107	2.042.087	299.630	2.341.717
Personal Administrativo	36	8		44	576.743	86.511	663.254
Obrero	29	35		64	748.342	112.251	860.593
Personal Contratado	**40**	**11**		**51**	**882.018**		**882.018**
Profesional y Técnico	29	1		30	630.888		630.888
Personal Administrativo	5			5	63.840		63.840
Obrero	6	10		16	187.290		187.290
TOTAL	**177**	**114**		**291**	**5.190.415**	**498.392**	**5.688.807**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	17.192.467
4.02	Materiales, suministros y mercancías	6.172.026
4.03	Servicios no personales	5.609.680
4.04	Activos reales	4.673.122
4.07	Transferencias y donaciones	194.750
4.11	Disminución de pasivos	660.432
	TOTAL	**34.502.477**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**34.502.477**
TRANSFERENCIAS Y DONACIONES CORRIENTES	34.502.477
Del sector público	34.502.477
Transferencias corrientes internas recibidas del sector público	34.502.477
Del Poder Estadal	34.502.477
B. GASTOS CORRIENTES	**29.168.923**
GASTOS DE CONSUMO	28.974.173
Remuneraciones	17.192.467
Sueldos, salarios y otras retribuciones	5.640.048
Beneficios y complementos de sueldos y salarios	3.646.547
Aportes patronales	1.006.065
Prestaciones sociales y otras indemnizaciones	1.722.896
Otros gastos de personal	5.176.911
Compra de Bienes y servicios	11.781.706
Bienes de consumo	6.172.026
Servicios no personales	5.609.680
TRANSFERENCIAS Y DONACIONES CORRIENTES	194.750
Al sector privado	194.750
Transferencias corrientes al sector privado	194.750
Directas a personas	194.750
Otras transferencias directas a personas	194.750
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**5.333.554**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**5.333.554**
RECURSOS PROPIOS DE CAPITAL	5.333.554
Ahorro/Desahorro en Cuenta Corriente	5.333.554
B. GASTOS DE CAPITAL	**4.673.122**
INVERSIÓN REAL DIRECTA	4.673.122
Formación Bruta de Capital Fijo	4.673.122
Maquinaria, equipos y otros bienes muebles	4.673.122
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**660.432**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**660.432**
SUPERÁVIT FINANCIERO	660.432
B. APLICACIONES FINANCIERAS	**660.432**
DISMINUCIÓN DE PASIVOS	660.432
Disminución de cuentas y efectos por pagar	660.432
Disminución de otras cuentas y efectos por pagar	660.432
Disminución de obligaciones de ejercicios anteriores	660.432

A0497

Fundación Bomberos de Caracas (Fundabomberos Caracas)

FUNDACIÓN BOMBEROS DE CARACAS (FUNDABOMBEROS CARACAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación Bomberos de Caracas, tiene la delicada misión de promover acciones que mejoren las condiciones de vida y trabajo de todos los funcionarios del Cuerpo de Bomberos del Gobierno del Distrito Capital, a través de la autogestión.

POLÍTICA DE FINANCIAMIENTO

La Fundación Bomberos de Caracas, se le estimaron recursos para el ejercicio fiscal 2010 por la cantidad Bs. 2.135.367, cuyas fuentes de financiamiento son las siguientes: aportes del Distrito Capital, Bs. 828.555 y otros ingresos, Bs. 1.306.812.

POLÍTICA DE GASTOS

Del monto total del presupuesto, se destinarán Bs. 2.135.367 para la ejecución del proyecto: Atención Integral al Bombero del Cuerpo del Distrito Capital, con el objetivo de contribuir a la atención integral del personal del Cuerpo de Bomberos del Distrito Capital y a su grupo familiar, para que solventen sus problemas socio-económicos, de atención médica y al desarrollo de actividades que contribuyan a mejorar su calidad de vida.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**2.135.367**
OTROS INGRESOS	**1.306.812**
Diversos Ingresos	1.306.812
TRANSFERENCIAS Y DONACIONES CORRIENTES	**828.555**
Del sector público	828.555
Transferencias corrientes internas recibidas del sector público	828.555
Del Poder Estadal	828.555
TOTAL RECURSOS	**2.135.367**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**2.135.367**
GASTOS DE CONSUMO	**828.555**
Remuneraciones	779.162
Sueldos, salarios y otras retribuciones	610.867
Aportes patronales	44.754
Prestaciones sociales y otras indemnizaciones	99.126
Asistencia socioeconómica	24.415
Compra de Bienes y servicios	49.393
Bienes de consumo	27.615
Servicios no personales	21.778
TRANSFERENCIAS Y DONACIONES CORRIENTES	**1.306.812**
Al sector privado	1.306.812
Donaciones corrientes al sector privado	1.306.812
Donaciones a personas	1.226.812
Donaciones a instituciones sin fines de lucro	80.000
TOTAL GASTOS	**2.135.367**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109072	Atención Integral al Bombero del Cuerpo del Distrito Capital	Ayuda			5.870	1.306.812	828.555			2.135.367
	TOTAL					1.306.812	828.555			2.135.367

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**13**	**1**		**14**	**261.710**		**261.710**
Profesional y Técnico	5			5	120.300		120.300
Personal Administrativo	7	1		8	129.806		129.806
Obrero	1			1	11.604		11.604
Personal Fijo a Tiempo Parcial		**1**		**1**	**18.000**		**18.000**
Profesional y Técnico		1		1	18.000		18.000
TOTAL	**13**	**2**		**15**	**279.710**		**279.710**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	779.162
4.02	Materiales, suministros y mercancías	27.615
4.03	Servicios no personales	21.778
4.07	Transferencias y donaciones	1.306.812
	TOTAL	**2.135.367**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**2.135.367**
TRANSFERENCIAS Y DONACIONES CORRIENTES	828.555
Del sector público	828.555
Transferencias corrientes internas recibidas del sector público	828.555
Del Poder Estadal	828.555
OTROS INGRESOS	1.306.812
Diversos Ingresos	1.306.812
B. GASTOS CORRIENTES	**2.135.367**
GASTOS DE CONSUMO	828.555
Remuneraciones	779.162
Sueldos, salarios y otras retribuciones	610.867
Aportes patronales	44.754
Prestaciones sociales y otras indemnizaciones	99.126
Asistencia socioeconómica	24.415
Compra de Bienes y servicios	49.393
Bienes de consumo	27.615
Servicios no personales	21.778
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.306.812
Al sector privado	1.306.812
Donaciones corrientes al sector privado	1.306.812
Donaciones a personas	1.226.812
Donaciones a instituciones sin fines de lucro	80.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : EQUILIBRIO	**0**

A0498
Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

FUNDACIÓN PARA LA ASISTENCIA SOCIAL DE LA POLICÍA METROPOLITANA (FUNDAPOL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La Fundación para la Asistencia Social de la Policía Metropolitana, tiene como misión garantizar la inclusión social integral de todos los miembros uniformados, administrativos, obreros y demás profesionales que conforman la policía metropolitana y sus familiares, mediante programas socio-económicos, recreativos y culturales, optimizando la utilización de sus recursos.

POLÍTICA DE FINANCIAMIENTO

La Fundación para la Asistencia Social de la Policía Metropolitana, dispondrá en el año 2010, de un presupuesto que asciende a la cantidad de Bs. 76.167.242, distribuidos de la siguiente forma: Aportes del Distrito Capital, Bs. 12.500.000; ingresos no tributarios, Bs. 24.000.000, e ingresos de operación, Bs. 39.667.242.

POLÍTICA DE GASTOS

Las acciones centralizadas de la Fundación, demandarán recursos por Bs. 76.167.242, correspondiendo a la Dirección y Coordinación de los Gastos de los Trabajadores, la cantidad de Bs. 12.500.000, y a la Gestión Administrativa un monto de Bs. 63.667.242.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**76.167.242**
INGRESOS NO TRIBUTARIOS	24.000.000
Ingresos por aportes y contribuciones a la seguridad social	24.000.000
INGRESOS DE OPERACIÓN	39.667.242
Otros ingresos de operación	39.667.242
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.500.000
Del sector público	12.500.000
Transferencias corrientes internas recibidas del sector público	12.500.000
Del Poder Estadal	12.500.000
TOTAL RECURSOS	**76.167.242**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**30.571.471**
GASTOS DE CONSUMO	26.824.353
Remuneraciones	12.000.000
Sueldos, salarios y otras retribuciones	12.000.000
Compra de Bienes y servicios	14.324.353
Bienes de consumo	10.407.629
Servicios no personales	3.916.724
Impuestos indirectos	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.700.000
Al sector privado	1.700.000
Donaciones corrientes al sector privado	1.700.000
Donaciones a personas	1.700.000
OTROS GASTOS CORRIENTES	2.047.118
Otros Gastos Corrientes	2.047.118
GASTOS DE CAPITAL	**41.095.771**
INVERSIÓN REAL DIRECTA	**5.753.333**
Formación Bruta de Capital Fijo	5.753.333
Edificios e instalaciones	3.000.000
Maquinaria, equipos y otros bienes muebles	2.753.333
INVERSIÓN FINANCIERA	**35.342.438**
Concesión de préstamos a largo plazo	35.342.438
Al sector privado	35.342.438

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
APLICACIONES FINANCIERAS	**4.500.000**
DISMINUCION DE PASIVOS	**4.500.000**
Disminución de cuentas y efectos por pagar	4.500.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	4.500.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	4.500.000
TOTAL GASTOS	**76.167.242**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		12.500.000			12.500.000
02	Gestión Administrativa	63.667.242				63.667.242
	TOTAL	**63.667.242**	**12.500.000**			**76.167.242**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	12.000.000
4.02	Materiales, suministros y mercancías	10.407.629
4.03	Servicios no personales	4.416.724
4.04	Activos reales	5.753.333
4.05	Activos financieros	35.342.438
4.07	Transferencias y donaciones	1.700.000
4.08	Otros gastos	2.047.118
4.11	Disminución de pasivos	4.500.000
	TOTAL	**76.167.242**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**76.167.242**
TRANSFERENCIAS Y DONACIONES CORRIENTES	12.500.000
Del sector público	12.500.000
Transferencias corrientes internas recibidas del sector público	12.500.000
Del Poder Estadal	12.500.000
INGRESOS NO TRIBUTARIOS	24.000.000
Ingresos por aportes y contribuciones a la seguridad social	24.000.000
INGRESOS DE OPERACIÓN	39.667.242
Otros ingresos de operación	39.667.242
B. GASTOS CORRIENTES	**30.571.471**
GASTOS DE CONSUMO	26.824.353
Remuneraciones	12.000.000
Sueldos, salarios y otras retribuciones	12.000.000
Compra de Bienes y servicios	14.324.353
Bienes de consumo	10.407.629
Servicios no personales	3.916.724
Impuestos indirectos	500.000
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.700.000
Al sector privado	1.700.000
Donaciones corrientes al sector privado	1.700.000
Donaciones a personas	1.700.000
OTROS GASTOS CORRIENTES	2.047.118
Otras Gastos Corrientes	2.047.118
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**45.595.771**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**45.595.771**
RECURSOS PROPIOS DE CAPITAL	45.595.771
Ahorro/ Desahorro en Cuenta Corriente	45.595.771
B. GASTOS DE CAPITAL	**41.095.771**
INVERSIÓN REAL DIRECTA	5.753.333
Formación Bruta de Capital Fijo	5.753.333
Edificios e instalaciones	3.000.000
Maquinaria, equipos y otros bienes muebles	2.753.333
INVERSIÓN FINANCIERA	35.342.438
Concesión de préstamos a largo plazo	35.342.438
Al sector privado	35.342.438
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**4.500.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**4.500.000**
SUPERÁVIT FINANCIERO	4.500.000
B. APLICACIONES FINANCIERAS	**4.500.000**
DISMINUCIÓN DE PASIVOS	4.500.000
Disminución de cuentas y efectos por pagar	4.500.000
Disminución de cuentas y efectos por pagar a mediano y largo plazo	4.500.000
Disminución de cuentas por pagar a proveedores a mediano y largo plazo	4.500.000

A1349

Servicio Autónomo Lotería de Caracas

SERVICIO AUTÓNOMO LOTERÍA DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

La misión principal de este Servicio Autónomo, es recaudar recursos provenientes de la explotación de juegos de lotería de forma directa o a través de terceros, a fin de brindar asistencia social y cubrir de manera activa y las efectivas necesidades presentes en las áreas de salud, cultura, deporte, recreación y otras; que van en beneficio y conllevan al desarrollo y bienestar de la comunidad.

POLÍTICA DE FINANCIAMIENTO

El presupuesto de ingresos de este Servicio, asciende a la cantidad de Bs. 4.200.000, derivados de sus ingresos de operación, ya que su financiamiento proviene, en su totalidad, de las ventas de juegos de azar.

POLÍTICA DE GASTOS

Con estos recursos, se financiará el proyecto: Beneficencia Pública y Asistencia Social, con un monto de Bs. 1.673.306, y las acciones centralizadas por la cantidad de Bs. 2.526.694, que sustentarán el funcionamiento de este servicio autónomo; y permitirá mejorar la calidad de vida de los ciudadanos de escasos recursos, a través de beneficencia pública o donaciones que puedan paliar, las dificultades temporales de las personas.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**4.200.000**
INGRESOS DE OPERACIÓN	4.200.000
Ingresos financieros de instituciones financieras	4.200.000
TOTAL RECURSOS	**4.200.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**4.196.500**
GASTOS DE CONSUMO	2.411.187
Remuneraciones	2.126.237
Sueldos, salarios y otras retribuciones	594.423
Beneficios y complementos de sueldos y salarios	103.803
Aportes patronales	149.143
Prestaciones sociales y otras indemnizaciones	208.931
Asistencia socioeconómica	131.968
Otros gastos de personal	937.969
Compra de Bienes y servicios	284.950
Bienes de consumo	62.060
Servicios no personales	222.890
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.365.313
Al sector privado	1.191.313
Transferencias corrientes al sector privado	100.000
Otras transferencias corrientes internas al sector privado	100.000
Donaciones corrientes al sector privado	1.091.313
Donaciones a personas	1.091.313
Al sector público	174.000
Transferencias corrientes al sector público	174.000
A los entes descentralizados sin fines empresariales para sus gastos	84.000
A instituciones de protección social para atender beneficios de la seguridad social	90.000

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
OTROS GASTOS CORRIENTES	420.000
Otros Gastos Corrientes	420.000
GASTOS DE CAPITAL	**3.000**
INVERSIÓN REAL DIRECTA	**3.000**
Formación Bruta de Capital Fijo	3.000
Maquinaria, equipos y otros bienes muebles	3.000
APLICACIONES FINANCIERAS	**500**
DISMINUCIÓN DE PASIVOS	**500**
Disminución de cuentas y efectos por pagar	500
Disminución de otras cuentas y efectos por pagar	500
Disminución de obligaciones de ejercicios anteriores	500
TOTAL GASTOS	**4.200.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109075	Beneficencia pública y asistencia social	Unidad			1.200	1.673.306				1.673.306
	TOTAL					1.673.306				1.673.306

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.818.244				1.818.244
02	Gestión Administrativa	708.450				708.450
	TOTAL	**2.526.694**				**2.526.694**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**12**	**9**	**3**	**24**	**577.623**	**65.092**	**642.715**
Directivo	1	1		2	117.936		117.936
Profesional y Técnico	7	2	2	11	284.300	45.156	329.456
Personal Administrativo	3	2	1	6	105.086	2.361	107.447
Obrero	1	4		5	70.301	17.575	87.876
TOTAL	**12**	**9**	**3**	**24**	**577.623**	**65.092**	**642.715**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	2.126.237
4.02	Materiales, suministros y mercancías	62.060
4.03	Servicios no personales	222.890
4.04	Activos reales	3.000
4.07	Transferencias y donaciones	1.365.313
4.08	Otros gastos	420.000
4.11	Disminución de pasivos	500
	TOTAL	**4.200.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**4.200.000**
INGRESOS DE OPERACIÓN	4.200.000
Ingresos financieros de instituciones financieras	4.200.000
B. GASTOS CORRIENTES	**4.196.500**
GASTOS DE CONSUMO	2.411.187
Remuneraciones	2.126.237
Sueldos, salarios y otras retribuciones	594.423
Beneficios y complementos de sueldos y salarios	103.803
Aportes patronales	149.143
Prestaciones sociales y otras indemnizaciones	208.931
Asistencia socioeconómica	131.968
Otros gastos de personal	937.969
Compra de Bienes y servicios	284.950
Bienes de consumo	62.060
Servicios no personales	222.890
TRANSFERENCIAS Y DONACIONES CORRIENTES	1.365.313
Al sector privado	1.191.313
Transferencias corrientes al sector privado	100.000
Otras transferencias corrientes internas al sector privado	100.000
Donaciones corrientes al sector privado	1.091.313
Donaciones a personas	1.091.313
Al sector público	174.000
Transferencias corrientes al sector público	174.000
A los entes descentralizados sin fines empresariales para sus gastos	84.000
A instituciones de protección social para atender beneficios de la seguridad social	90.000
OTROS GASTOS CORRIENTES	420.000
Otras Gastos Corrientes	420.000
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**3.500**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**3.500**
RECURSOS PROPIOS DE CAPITAL	3.500
Ahorro/ Desahorro en Cuenta Corriente	3.500
B. GASTOS DE CAPITAL	**3.000**
INVERSIÓN REAL DIRECTA	3.000
Formación Bruta de Capital Fijo	3.000
Maquinaria, equipos y otros bienes muebles	3.000
C. RESULTADO FINANCIERO: SUPERÁVIT (DÉFICIT)	**500**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
III. CUENTA FINANCIERA	
A. FUENTES DE FINANCIAMIENTO	**500**
SUPERÁVIT FINANCIERO	500
B. APLICACIONES FINANCIERAS	**500**
DISMINUCIÓN DE PASIVOS	500
Disminución de cuentas y efectos por pagar	500
Disminución de otras cuentas y efectos por pagar	500
Disminución de obligaciones de ejercicios anteriores	500

A1353

Servicio de Administración Tributaria del Distrito Capital (SATDC)

SERVICIO DE ADMINISTRACIÓN TRIBUTARIA DEL DISTRITO CAPITAL (SATDC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Servicio de Administración Tributaria del Distrito Capital, tiene como objetivo la organización, control y recaudación de los tributos, en el marco de las leyes nacionales y estadales, para contribuir con las políticas sociales del Gobierno Distrito Capital.

POLÍTICA DE FINANCIAMIENTO

El SATDC, dispondrá en el año 2010, de un presupuesto que asciende a la cantidad de Bs. 11.592.000, producto de las diferentes recaudaciones tributarias.

POLÍTICA DE GASTOS

El monto total del presupuesto, se destinará, a la ejecución de un único proyecto, denominado: Tributos para el Desarrollo de la Caracas Socialista, con la finalidad de elevar y fortalecer la cultura tributaria a la población del Distrito Capital, en aras de coadyuvar con los recursos necesarios para el desarrollo social y el fortalecimiento de las comunidades.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**11.592.000**
OTROS INGRESOS	11.592.000
Otros ingresos ordinarios	11.592.000
TOTAL RECURSOS	**11.592.000**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**9.995.995**
GASTOS DE CONSUMO	9.995.995
Remuneraciones	6.595.410
Sueldos, salarios y otras retribuciones	4.668.653
Beneficios y complementos de sueldos y salarios	787.200
Aportes patronales	530.191
Prestaciones sociales y otras indemnizaciones	575.000
Asistencia socioeconómica	34.366
Compra de Bienes y servicios	3.080.626
Bienes de consumo	1.415.092
Servicios no personales	1.665.534
Impuestos indirectos	319.959
GASTOS DE CAPITAL	**1.596.005**
INVERSIÓN REAL DIRECTA	**1.596.005**
Formación Bruta de Capital Fijo	1.596.005
Maquinaria, equipos y otros bienes muebles	1.596.005
TOTAL GASTOS	**11.592.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109077	Tributos para el desarrollo de la Caracas Socialista	Contribuyente			400.000	11.592.000				11.592.000
	TOTAL					**11.592.000**				**11.592.000**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO (En Bolívares)

Denominación	Nº de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**38**	**39**		**77**	**2.352.400**		**2.352.400**
Directivo	1	3		4	61.200		61.200
Profesional y Técnico	26	25		51	1.684.000		1.684.000
Personal Administrativo	11	11		22	607.200		607.200
Personal Contratado	**2**	**1**		**3**	**80.000**		**80.000**
Profesional y Técnico	1	1		2	60.000		60.000
Personal Administrativo	1			1	20.000		20.000
TOTAL	**40**	**40**		**80**	**2.432.400**		**2.432.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	6.595.410
4.02	Materiales, suministros y mercancías	1.415.092
4.03	Servicios no personales	1.985.493
4.04	Activos reales	1.596.005
	TOTAL	**11.592.000**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**11.592.000**
OTROS INGRESOS	11.592.000
Otros ingresos ordinarios	11.592.000
B. GASTOS CORRIENTES	**9.995.995**
GASTOS DE CONSUMO	9.995.995
Remuneraciones	6.595.410
Sueldos, salarios y otras retribuciones	4.668.653
Beneficios y complementos de sueldos y salarios	787.200
Aportes patronales	530.191
Prestaciones sociales y otras indemnizaciones	575.000
Asistencia socioeconómica	34.366
Compra de Bienes y servicios	3.080.626
Bienes de consumo	1.415.092
Servicios no personales	1.665.534
Impuestos indirectos	319.959
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**1.596.005**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**1.596.005**
RECURSOS PROPIOS DE CAPITAL	1.596.005
Ahorro/ Desahorro en Cuenta Corriente	1.596.005
B. GASTOS DE CAPITAL	**1.596.005**
INVERSIÓN REAL DIRECTA	1.596.005
Formación Bruta de Capital Fijo	1.596.005
Maquinaria, equipos y otros bienes muebles	1.596.005
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**

A1354

Cuerpo de Bomberos del Gobierno del Distrito Capital

CUERPO DE BOMBEROS DEL GOBIERNO DEL DISTRITO CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2010

El Cuerpo de Bomberos del Gobierno del Distrito Capital, es un organismo de seguridad ciudadana esencialmente profesional y técnico, de naturaleza civil, cuya finalidad fundamental es proteger las vidas de los ciudadanos del Distrito Capital, ante la ocurrencia de amenazas, riesgos u ocurrencias de incendios, rescate, salvamento y demás siniestros, participando en la investigación de sus causas u orígenes, así como orientado y formando a las comunidades del Distrito Capital, en la administración de emergencias y desastres.

POLÍTICA DE FINANCIAMIENTO

El presupuesto para el ejercicio económico 2010, de dicho Ente, se elaboró con la asignación presupuestaria que le origina el Distrito Capital, por un monto de Bs. 288.637.025.

POLÍTICA DE GASTOS

Los precitados recursos, serán orientados a la ejecución del proyecto: capacitando y potenciando a las comunidades del Distrito Capital, cuya asignación será de Bs. 65.751.663.

A las acciones centralizadas, se destinarán, Bs. 222.885.362, los cuales contribuirán al funcionamiento de la gestión administrativa y operativa del Cuerpo de Bomberos del Gobierno del Distrito Capital.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2010
INGRESOS CORRIENTES	**288.637.025**
TRANSFERENCIAS Y DONACIONES CORRIENTES	288.637.025
Del sector público	288.637.025
Transferencias corrientes internas recibidas del sector público	288.637.025
Del Poder Estadal	288.637.025
TOTAL RECURSOS	**288.637.025**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2010
GASTOS CORRIENTES	**228.899.400**
GASTOS DE CONSUMO	225.316.013
Remuneraciones	207.316.358
Sueldos, salarios y otras retribuciones	88.518.569
Beneficios y complementos de sueldos y salarios	893.109
Aportes patronales	14.664.698
Prestaciones sociales y otras indemnizaciones	1.433.928
Asistencia socioeconómica	10.147.769
Otros gastos de personal	91.658.285
Compra de Bienes y servicios	17.999.655
Bienes de consumo	3.081.424
Servicios no personales	14.918.231
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.583.387
Al sector privado	3.583.387
Transferencias corrientes al sector privado	3.583.387
Directas a personas	2.870.063
Jubilaciones y otros beneficios asociados	2.870.063
Otras transferencias corrientes internas al sector privado	713.324
GASTOS DE CAPITAL	**59.737.625**
INVERSIÓN REAL DIRECTA	**59.737.625**
Formación Bruta de Capital Fijo	59.737.625
Maquinaria, equipos y otros bienes muebles	59.737.625
TOTAL GASTOS	**288.637.025**

RESUMEN DE PROYECTOS
(En Bolívares)

Cód.	Concepto	Meta				Fuente de Financiamiento				Presupuesto 2010
		Unidad Medida	Cantidad			Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
			F	M	Total					
109078	Capacitando y Potenciando a las Comunidades del Distrito Capital	Comunidad de Conocimiento			32		65.751.663			65.751.663
	TOTAL						**65.751.663**			**65.751.663**

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cód.	Concepto	Fuente de Financiamiento				Presupuesto 2010
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		207.267.835			207.267.835
02	Gestión Administrativa		12.034.140			12.034.140
03	Previsión y Protección Social		3.583.387			3.583.387
	TOTAL		**222.885.362**			**222.885.362**

CLASIFICACIÓN DEL PERSONAL POR GÉNERO
(En Bolívares)

Denominación	N° de Cargos				Presupuesto 2010		
	F	M	V	Total	Sueldos/Salarios	Compensaciones	Total
Personal Fijo a Tiempo Completo	**221**	**2.647**	**517**	**3.385**	**81.470.545**	**893.109**	**82.363.654**
Profesional y Técnico	76	2.575	453	3.104	77.930.782		77.930.782
Personal Administrativo	59	36	30	125	1.551.261	552.600	2.103.861
Personal Médico	14	9	33	56	823.848	140.509	964.357
Obrero	72	27	1	100	1.164.654	200.000	1.364.654
Personal Contratado	**138**	**55**		**193**	**4.947.786**		**4.947.786**
Profesional y Técnico	88	23		111	1.856.808		1.856.808
Personal Administrativo	44	18		62	1.488.000		1.488.000
Personal Docente	6	14		20	1.602.978		1.602.978
TOTAL	**359**	**2.702**	**517**	**3.578**	**86.418.331**	**893.109**	**87.311.440**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2010
4.01	Gastos de personal	207.316.358
4.02	Materiales, suministros y mercancías	3.081.424
4.03	Servicios no personales	14.918.231
4.04	Activos reales	59.737.625
4.07	Transferencias y donaciones	3.583.387
	TOTAL	**288.637.025**

CAPÍTULO III

CUENTA AHORRO – INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2010
I. CUENTA CORRIENTE	
A. INGRESOS CORRIENTES	**288.637.025**
TRANSFERENCIAS Y DONACIONES CORRIENTES	288.637.025
Del sector público	288.637.025
Transferencias corrientes internas recibidas del sector público	288.637.025
Del Poder Estadal	288.637.025
B. GASTOS CORRIENTES	**228.899.400**
GASTOS DE CONSUMO	225.316.013
Remuneraciones	207.316.358
Sueldos, salarios y otras retribuciones	88.518.569
Beneficios y complementos de sueldos y salarios	893.109
Aportes patronales	14.664.698
Prestaciones sociales y otras indemnizaciones	1.433.928
Asistencia socioeconómica	10.147.769
Otros gastos de personal	91.658.285
Compra de Bienes y servicios	17.999.655
Bienes de consumo	3.081.424
Servicios no personales	14.918.231
TRANSFERENCIAS Y DONACIONES CORRIENTES	3.583.387
Al sector privado	3.583.387
Transferencias corrientes al sector privado	3.583.387
Directas a personas	2.870.063
Jubilaciones y otros beneficios asociados	2.870.063
Otras transferencias corrientes internas al sector privado	713.324
C. RESULTADO ECONÓMICO EN CUENTA CORRIENTE : AHORRO (DESAHORRO)	**59.737.625**
II. CUENTA CAPITAL	
A. INGRESOS DE CAPITAL	**59.737.625**
RECURSOS PROPIOS DE CAPITAL	59.737.625
Ahorro/Desahorro en Cuenta Corriente	59.737.625
B. GASTOS DE CAPITAL	**59.737.625**
INVERSIÓN REAL DIRECTA	59.737.625
Formación Bruta de Capital Fijo	59.737.625
Maquinaria, equipos y otros bienes muebles	59.737.625
C. RESULTADO FINANCIERO: EQUILIBRIO	**0**